9/21

06017660

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Northern Rock plc

*CURRENT ADDRESS Northern Rock House
Gosforth, Newcastle upon Tyne
NE3 4PL United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 25 2006
THOMSON
FINANCIAL

FILE NO. 82- 35026 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 10/19/06

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS IN 2005

Regulatory Announcement		Date Distributed/Filed/ Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding	3 February 05 8 March 05 23 March 05 11 April 05 14 April 05 28 April 05 3 May 05 25 May 05 1 August 05 9 December 05	ASAP but no later than the close of the business day following receipt of information by Northern Rock	FLR 16.13 DR 3.1.4
2.	Holding(s) in Company	17 January 05 18 January 05 7 February 05 15 March 05 6 April 05 8 April 05 3 May 05 12 May 05 7 June 05 5 September 05 8 September 05 13 September 05 19 September 05 19 September 05 21 September 05 22 September 05 23 September 05 23 September 05 27 September 05 29 September 05 6 October 05 6 October 05 7 October 05 13 October 05 14 October 05 14 October 05 18 October 05 18 October 05 11 November 05 11 November 05 15 November 05 15 November 05	ASAP but no later than the close of the business day following receipt of information by Northern Rock	FLR 9.12 LR 9.6.7
3.	Directorate Change	5 January 05 27 September 05 29 November 05	ASAP but no later than the close of the business day following receipt of information by Northern Rock	FLR 16.5 LR 9.6.11
4.	Notice of AGM and Ancillary Documents	15 March 05	ASAP once issued	FLR 9.24 LR 9.6.3

5.	2004 Annual Report & Accounts	16 March 05	ASAP and within 6 months of end of financial period to which they relate	FLR 12.42 LR 9.8.1
6.	Preliminary Results	26 January 05	ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	FLR 12.40 LR 9.7.2
7.	Interim Results	28 July 05	ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	FLR 12.49 LR 9.9.4
8.	Interim Dividend Timetable	3 August 05	ASAP after Board of Directors approval	FLR 12.40 LR 9.7.2
9.	Notice of and Trading Statements	31 March 05 4 April 05 28 September 05 3 October 05	N/A	N/A
10.	Results of AGM Resolutions Voting	26 April 05	ASAP after AGM	FLR 9.31 LR 9.6.18
11.	Implementation of IFRS 2004 Restatement	13 May 05	N/A	N/A
12.	**Miscellaneous** First RMBS Issue 2005 First Loss Piece First Loss Piece	 26 January 05 7 October 05 9 November 05	 N/A	 N/A
13.	Listing Particulars U.S.$15,000,000,000 Euro Medium Term Note Programme	10 May 05	As soon as practical	FLR 8.4 (if it is an initial publication of the Listing Particulars) or FLR 23.22 (if it relates to further disclosure concerning Listing Particulars).
14.	Publication of Prospectus/Offering Circular U.S.$10,000,000,000 US MTN (144A) Program	Filed with the Luxembourg Stock Exchange on 12 July 05 but not with the United Kingdom Listing Authority or otherwise in England and Wales	N/A	N/A

Key

"CA"	means the Companies Act 1985.
"DR"	means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.
"FLR"	means the former listing rules made by the FSA (as competent authority under Part VI of the FSMA) and which were in force prior to 1 July, 2005.
"FSA"	means the United Kingdom Financial Services Authority.
"FSMA"	means the Financial Services and Markets Act 2000 of the United Kingdom.
"LR"	means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.
"N/A"	means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.
"PR"	means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.
"SEC"	means the US Securities and Exchange Commission.

REGULATORY ANNOUNCEMENTS

DIRECTOR/PDMR SHAREHOLDING

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director Shareholding-Replace
Released	12:54 03-Feb-05
Number	1753I

RNS Number:1753I
Northern Rock PLC
03 February 2005

NORTHERN ROCK PLC

Previous announcement 28 January 2005 at 17.51 Status Number 9663H

This announcement is issued to replace the above announcement with the correct 2005 LTIP award figures.

NORTHERN ROCK PLC (Northern Rock or the Company)

Notification of Directors' Interests

Northern Rock wish to notify the following changes in directors' interests arising out of the operation of its Bonus Matching Plan, Deferred Bonus Plan and Long Term Incentive Plan, showing an increase in shareholdings of the following executive directors where as a result of the transactions referred to below the executive directors are interested in the following ordinary shares in the Company (Shares) (excluding Shares to which they may become entitled, subject to satisfaction of any relevant performance targets, on the exercise of options and under the rules of the LTIP):

Director	Total Share Interests as at 28 January 2005	%
A J Applegarth	399,335 (previously 318,369)	0.095
D F Baker	276,430 (previously 229,681)	0.066
R F Bennett	276,425 (previously 229,676)	0.066
K M Currie	159,893 (previously 127,074)	0.038
A M Kuipers	158,682 (previously 125,862)	0.038

Bonus Matching Plan (the Bonus Matching Plan)

Under the Bonus Matching Plan, executive directors and certain senior executives are able to elect to receive part of their annual bonus in Shares which are deposited with the Company for a period of three years. Participants are then entitled to receive, after tax thereon, one additional Share free of charge in return for every one Share deposited with the Company for the three-year period. Entitlement to the additional Shares would normally be lost if the participant leaves Northern Rock's employment.

In connection with the operation of the Bonus Matching Plan, participants are entitled to deposit Shares from their (or their connected persons') existing holdings in order to found their entitlement to additional Shares in due course

up to the equivalent value of their eligible bonus.

On 28 January 2005, Shares were awarded to executive directors under the Bonus Matching Plan as follows:

Director	Name of connected person into whose name Shares have been registered (where appropriate)	Shares Awarded @ 773p per share
A J Applegarth	-	47,618
D F Baker	-	31,605
R F Bennett	-	31,605
K M Currie	-	18,120
A M Kuipers	Elizabeth Miller Kuipers	18,120

The Shares awarded to executive directors have been transferred by Carey Trustees Limited as Trustee of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) (the Trustee) and registered in the names of the individuals specified above.

Awards made for 2001 under the Bonus Matching Plan have now matured, so that participants have become entitled to the additional Shares. These Shares were allocated to the participants concerned at 773p per Share, the mid-market closing price on 27 January 2005. Accordingly, the executive directors named below have informed the Company that on 28 January 2005, they became absolutely entitled to the Shares specified below which are being transferred by the Trustee into the name of the executive director concerned (or into the name of a connected person, where different).

Pursuant to the Bonus Matching Plan, the number of shares specified below have been disposed of at a price of 773p per Share to meet the income tax liabilities arising from the transfers:

Director	Name of connected person into whose name shares have been transferred (where appropriate)	Share Entitlement (Net of Shares disposed of to meet income tax liability)	Shares disposed of to meet income tax liability
A J Applegath	-	14,234	9,489
D F Baker	-	12,973	8,648
R F Bennett	-	12,973	8,648
K M Currie	-	5,630	3,753
A M Kuipers	-	5,630	3,753

Deferred Bonus Plan (the Deferred Plan)

Under the Deferred Plan, the participants are entitled to receive Shares to the value of one hundred percent of their Short Term Bonus. Participants will normally be entitled to these Shares after three years provided they remain in the Company's employment for this period. Shares will be released earlier in certain "good leaver" circumstances. On 28 January 2005 Shares were awarded to executive directors under the Deferred Plan as follows:

Director	Name of connected person in whose name Shares have been registered (where appropriate)	Shares Awarded @ 773p per Share
A J Applegarth	-	47,618
D F Baker	Marion Baker	31,605

R F Bennett	Margaret Mary Bennett	31,605
K M Currie	-	18,120
A M Kuipers	Elizabeth Miller Kuipers	18,120

The Shares awarded to executive directors have been registered in the names of the individuals specified above.

Awards made for 2001 under the Deferred Bonus Plan have now matured, so that participants have become entitled to the Shares. These Shares were allocated to the participants concerned at 773p per Share, the mid-market closing price on 27 January 2005. Accordingly, the executive directors named below have informed the Company that on 28 January 2005, they became absolutely entitled to the Shares specified below which were disposed of on behalf of the executive director concerned (or into the name of a connected person, where different).

Pursuant to the Deferred Bonus Plan, the number of shares specified below have been disposed of at a price of 773p per Share to meet the income tax liabilities arising from the transfers:

Director	Name of connected person into whose name shares have been transferred (where appropriate)	Share Entitlement (Net of Shares disposed of to meet income tax liability)	Shares disposed of to meet income tax liability
A J Applegarth	-	16,667	11,111
D F Baker	Marion Baker	12,973	8,649
R F Bennett	Margaret Mary Bennett	12,973	8,649
K M Currie	-	5,630	3,754
A M Kuipers	Elizabeth Miller Kuipers	5,630	3,754

Long Term Incentive Plan (LTIP)

Under the LTIP, participants may become entitled to Shares if the Company satisfies a stringent performance target over a three-year period. The performance target relates to the Company's total shareholder return performance against that of FTSE 100 companies over the period.

On 28 January 2005, awards were made under the LTIP to the following executive directors (the number of Shares referred to is the maximum available on satisfaction of the performance target in full):

Director	Shares Under Conditional Awards
A J Applegarth	80,854
D F Baker	50,453
R F Bennett	50,453
K M Currie	29,754
A M Kuipers	29,754

The following executive directors have on 28 January 2005 exercised awards granted to them under the LTIP in respect of the three year performance period which commenced in 2002 and the Trustee has transferred the Shares specified into their name (or into the name of a connected person, where different). These

Shares were allocated to the participants concerned at 773p per Share, the mid-market closing price on 27 January 2005. Pursuant to the LTIP, the number of Shares specified below have been disposed of at a price of 773p per Share to meet the income tax liabilities arising from the transfers:

Director	Name of connected person into whose name shares have been transferred (where appropriate)	Share Transferred (Net of Shares disposed of to meet income tax liability)	Shares disposed of to meet income tax liability
A J Applegarth	-	27,836	18,557
D F Baker	-	20,631	13,754
R F Bennett	-	20,631	13,754
K M Currie	-	9,431	6,288
A M Kuipers	Elizabeth Miller Kuipers	9,431	6,288

In addition to the disposals referred to above (where Shares were disposed of to meet the income tax liabilities concerned) the Company was notified on 28 January 2005 by the executive directors that on 28 January 2005, the following disposals of Shares were made by the executive director concerned (or by a connected person, where different) at a price of 773p per Share:

Director	Name of connected person by whom Shares have been disposed (where appropriate)	Number of Shares disposed of
A J Applegarth	-	45,229
D F Baker	Marion Baker	41,416
R F Bennett	Margaret Mary Bennett	41,416
K M Currie	-	14,728
A M Kuipers	Elizabeth Miller Kuipers	14,728

In addition, the above executive directors are deemed for Companies Act purposes to be interested in all the Shares held by the Northern Rock Employee Trust. Following the transactions referred to above, the Trust holds a total of 5,310,951 Shares, representing 1.26% of the Company's issued share capital.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	NRK
Headline	Director Shareholding
Released	16:41 08-Mar-05
Number	4922J

northern rock

RNS Number:4922J
Northern Rock PLC
08 March 2005

NORTHERN ROCK PLC

NOTIFICATION OF DIRECTORS' INTERESTS

Northern Rock plc has made a fourth grant of options under the Northern Rock Sharesave Scheme (the "Scheme"), a savings related share options scheme available to all qualifying employees.

Options under the Scheme have been granted to the following Directors on 7 March 2005, exercisable during the following periods:

A J Applegarth	2,273	1 May 2010 to 1 November 2010
D F Baker	1,303	1 May 2008 to 1 November 2008
A M Kuipers	2,273	1 May 2010 to 1 November 2010
K M Currie	1,303	1 May 2008 to 1 November 2008

The exercise price per share is 727p. Following the grant of options as described the above Directors have the following interests in the Company's 25p ordinary shares over which options are held:

	Options held under the Employee Share Option Scheme	Options held under the Northern Rock Sharesave Scheme	Total Options Held
A J Applegarth	-	10,121	10,121
D F Baker	-	9,151	9,151
A M Kuipers	-	10,819	10,819
K M Currie	4,854	9,151	14,005

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director Shareholding
Released	12:36 23-Mar-05
Number	1296K

RNS Number:1296K
Northern Rock PLC
23 March 2005

NORTHERN ROCK PLC
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of Company:
NORTHERN ROCK PLC

2. Name of Director:
DR M W RIDLEY

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
DIRECTOR NAMED ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
DIRECTOR NAMED ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
3,000

8. Percentage of issued class:
0.0007%

9. Number of shares/amount of stock disposed:
N/A

10. Percentage of issued class:
N/A

11. Class of security:
ORDINARY 25p

12. Price per share:
783.35p

13. Date of transaction:
23 MARCH 2005

14. Date company informed:
23 MARCH 2005

15. Total holding following this notification:
46,150, INCLUDING 17,000 HELD DIRECTLY BY CHILDREN AND 16,950 HELD IN TRUST ON BEHALF OF CHILDREN

16. Total percentage holding of issued class following this notification:
0.011%

If a director has been granted options by the company, please complete the following fields:

17. Date of grant:
N/A

18. Period during which or date on which exercisable:
N/A

19. Total amount paid (if any) for grant of the option:
N/A

20. Description of shares or debentures involved: class, number:
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22. Total number of shares or debentures over which options held following this notification:
N/A

23. Contact name for queries:
COLIN TAYLOR

24. Contact telephone number:
0191 279 4234

25. Name of company official responsible for making notification:
COLIN TAYLOR

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director Shareholding
Released	15:39 11-Apr-05
Number	9038K

RNS Number:9038K
Northern Rock PLC
11 April 2005

NORTHERN ROCK PLC

NOTIFICATION OF ACQUISITION OF SHARES
BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that on 8 April 2005 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares	Price per Share	Percentage of Issued Share Capital
1331	£8.0345	0.0003

Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the aforementioned 1331 shares to nil.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Director Shareholding
Released	15:45 14-Apr-05
Number	0774L

northern rock

RNS Number:0774L
Northern Rock PLC
14 April 2005

NORTHERN ROCK PLC

SHARE INCENTIVE PLAN

The Company has a Share Incentive Plan ("the Plan") for the purpose of awarding ordinary 25p shares in the Company ("shares") to employees (including Executive Directors), subject to performance measures specified by the Company as provided for by the Rules of the Plan.

The Company announces than on 13 April 2005, Northern Rock Trustees Limited appropriated 223,513 shares under the Plan to individual qualifying employees including the following Executive Directors:

Name	Number of Shares
A J Applegarth	374
D F Baker	374
R F Bennett	374
K M Currie	374
A M Kuipers	374

The appropriation price of the shares on 13 April 2005 was £8.008 per share. The shares appropriated under the Rules of the Plan will be held in trust for five years after which they will no longer have any subsequent income tax or National Insurance liability.

Following the transactions referred to above, the Executive Directors have the following interests in the Company's shares:

	Resultant Holding	Percentage Holding
A J Applegarth	399,709	0.09%
D F Baker	276,804	0.07%
R F Bennett	276,799	0.07%
K M Currie	160,267	0.04%
A M Kuipers	159,056	0.04%

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director Shareholding
Released	13:22 28-Apr-05
Number	6630L

RNS Number:6630L
Northern Rock PLC
28 April 2005

NORTHERN ROCK PLC
NOTIFICATION OF ACQUISITION OF SHARES
BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that on 27 April 2005 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares	Price per Share	Percentage of Issued Share Capital
1023	£7.6295	0.0002

Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the aforementioned 1023 shares to nil.

This information is provided by RNS
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Company	Northern Rock PLC
TIDM	NRK
Headline	Director Shareholding
Released	16:19 03-May-05
Number	8147L

northern rock

RNS Number:8147L
Northern Rock PLC
03 May 2005

NORTHERN ROCK PLC
SHARE SCHEMES

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary shares in the Company:

Date of Disposal	No. of Shares	Option Price per Share	Percentage of Issued Share Capital
3 May 2005	759,314	£2.15	0.18%

These shares were transferred to participants in the Northern Rock Sharesave Scheme (the Scheme), a savings related option scheme available to all qualifying employees.

QUEST's total holding following this transaction is 1,267,505 ordinary 25p shares in the Company representing 0.30% of the Company's issued share capital. On 3 May 2005, the following Executive Directors of the Company exercised their options over shares in the Scheme:

	No. of Shares	Option Price per Share
Adam J Applegarth	7848	£2.15
David F Baker	7848	£2.15
Keith M Currie	7848	£2.15

In addition, the following Executive Directors commenced new contracts under the Scheme:

	No. of Share Options	Price per Share	Exercise Period
A J Applegarth	2273	£7.27	01.05.10 - 01.11.10
D F Baker	1303	£7.27	01.05.08 - 01.11.08
K M Currie	1303	£7.27	01.05.08 - 01.11.08
A M Kuipers	2273	£7.27	01.05.10 - 01.11.10

Following these transactions the Executive Directors' resultant holdings are now

as follows:

	Resultant Holding	Percentage Holding
A J Applegarth	407,557	0.10%
D F Baker	284,652	0.07%
K M Currie	168,115	0.04%
A M Kuipers	159,056	0.04%

This information is provided by RNS
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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director Shareholding
Released	14:40 25-May-05
Number	7527M

RNS Number:7527M
Northern Rock PLC
25 May 2005

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of Company:
NORTHERN ROCK PLC

2. Name of Director:
MICHAEL JAMES QUEEN

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
DIRECTOR NAMED ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HSDL Nominee

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
4,000

8. Percentage of issued class:
0.001%

9. Number of shares/amount of stock disposed:
N/A

10. Percentage of issued class:
N/A

11. Class of security:
ORDINARY 25p

12. Price per share:
760.4p

13. Date of transaction:

24 MAY 2005

14. Date company informed:
    25 MAY 2005

15. Total holding following this notification:
    4,000

16. Total percentage holding of issued class following this notification:
    0.001%

    If a director has been granted options by the company, please complete the following fields:

17. Date of grant:
    N/A

18. Period during which or date on which exercisable:
    N/A

19. Total amount paid (if any) for grant of the option:
    N/A

20. Description of shares or debentures involved: class, number:
    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
    N/A

22. Total number of shares or debentures over which options held following this notification:
    N/A

23. Contact name for queries:
    JULIE SHIPLEY

24. Contact telephone number:
    0191 279 4478

25. Name of company official responsible for making notification:
    JULIE SHIPLEY

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	15:42 01-Aug-05
Number	5698P

RNS Number:5698P
Northern Rock PLC
01 August 2005

NORTHERN ROCK PLC

EMPLOYEE SHARE SCHEMES

Northern Rock plc (the Company) announces that on 29 July 2005 Carey Trustees Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred and purchased Ordinary 25p Shares (Shares) in the Company.

13,750 Shares were transferred at an exercise price of 618 pence per Share and 1,117,720 Shares were transferred at an exercise price of 641 pence per Share, to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees).

1,100,000 Shares were purchased in order to cover Shares which may be transferred to executive directors and other participants under various executive and other employee share schemes. These Shares were purchased at a price of 817.073 pence per Share.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,065,917 Shares representing 1.20% of the Company's issued share capital.

The Company's Directors/Persons Discharging Managerial Responsibilities are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	14:42 09-Dec-05
Number	4441V

Free annual report

northern rock

RNS Number:4441V
Northern Rock PLC
09 December 2005

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRs AND CONNECTED PERSONS

1. Name of Company:
   NORTHERN ROCK PLC

2. Name of Director:
   SIR IAN GIBSON

3. Please state whether notification indicates that it is in respect of holding the director named in 2 above or holding of that person's spouse or children the age of 18 or in respect of a non-beneficial interest:
   HOLDING IS IN THE NAME OF SIR IAN GIBSON, AS NOTED IN 2 ABOVE.

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
   STRAND NOMINEES

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected pers
   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretion non discretionary:
   ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
   10,000

8. Percentage of issued class:
   0.002%

9. Number of shares/amount of stock disposed:
   N/A

10. Percentage of issued class:
    N/A

11. Class of security:
    ORDINARY 25p

12. Price per share:
    884.5p

13. Date of transaction:

9 DECEMBER 2005

14. Date company informed:
9 DECEMBER 2005

15. Total holding following this notification:
15,000

16. Total percentage holding of issued class following this notification:
0.0036%

If a director has been granted options by the company, please complete the follow

17. Date of grant:
N/A

18. Period during which or date on which exercisable:
N/A

19. Total amount paid (if any) for grant of the option:
N/A

20. Description of shares or debentures involved: class, number:
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22. Total number of shares or debentures over which options held following this :
N/A

23. Contact name for queries:
JULIE SHIPLEY

24. Contact telephone number:
0191 279 4478

25. Name of company official responsible for making notification:
JULIE SHIPLEY

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2006 SEP 21 A 8:47

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

HOLDING IN COMPANY

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RECEIVED

2006 SEP 21 A 8:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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northern rock.

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	10:41 17-Jan-05
Number	4344H

RNS Number:4344H
Northern Rock PLC
17 January 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 17 January 2005 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 12 January 2005, Morgan Stanley Securities Limited disposed of an interest in the shares that resulted in their holding a total of 16,732,897 ordinary 25p shares of the Company. This holding represented 3.97% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time 16,732,897 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 16,732,897 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	11:54 18-Jan-05
Number	4946H

RNS Number:4946H
Northern Rock PLC
18 January 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 18 January 2005 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 13 January 2005, Morgan Stanley Securities Limited acquired an interest in shares that resulted in their holding a total of 17,226,239 ordinary 25p shares of the Company. This holding represented 4.09% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time 17,226,239 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 17,226,239 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:41 07-Feb-05
Number	3087I

northern rock

RNS Number:3087I
Northern Rock PLC
07 February 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 4 February 2005 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 20,833,261 ordinary 25p shares of the Company representing a non-beneficial holding of 4.95% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	11:50 15-Mar-05
Number	7687J

RNS Number:7687J
Northern Rock PLC
15 March 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 15 March 2005, that as at 8 March 2005 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 13,761,243 ordinary 25p shares of the Company representing 3.27% of the issued share capital of the Company.

This information is provided by RNS
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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	13:00 06-Apr-05
Number	7034K

RNS Number:7034K
Northern Rock PLC
06 April 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 6 April 2005 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 1 April 2005, Morgan Stanley Securities Limited disposed of an interest in the shares that resulted in their holding a total of 16,826,580 ordinary 25p shares of the Company. This holding represented 3.99% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time 16,826,580 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 16,826,580 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

This information is provided by RNS
The company news service from the London Stock Exchange

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2005 SEP 21 A 8:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:56 08-Apr-05
Number	8487K

RNS Number:8487K
Northern Rock PLC
08 April 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 8 April 2005 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 4 April 2005, Morgan Stanley Securities Limited acquired an interest in the shares that resulted in their holding a total of 17,143,813 ordinary 25p shares of the Company. This holding represented 4.07% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time 17,143,813 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 17,143,813 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

This information is provided by RNS
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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:35 03-May-05
Number	8080L

RNS Number:8080L
Northern Rock PLC
03 May 2005

NORTHERN ROCK PLC
DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 29 April 2005 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 16,693,539 ordinary 25p shares of the Company representing a non-beneficial holding of 3.96% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:14 12-May-05
Number	2435M

RNS Number:2435M
Northern Rock PLC
12 May 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 11 May 2005 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 9 May 2005, Morgan Stanley Securities Limited disposed of an interest in the shares that resulted in their holding a total of 16,527,738 ordinary 25p shares of the Company. This holding represented 3.92% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time 16,170,342 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 16,170,342 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2006 SEP 21 A 8:48

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:56 07-Jun-05
Number	2619N

RNS Number:2619N
Northern Rock PLC
07 June 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 7 June 2005, that as at 31 May 2005 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 19,091,267 ordinary 25p shares of the Company representing 4.53% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	12:09 05-Sep-05
Number	8306Q

RNS Number:8306Q
Northern Rock PLC
05 September 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 5 September 2005, that as at 31 August 2005 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 21,246,268 ordinary 25p shares of the Company representing 5.04% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	10:49 08-Sep-05
Number	0073R

RNS Number:0073R
Northern Rock PLC
08 September 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 8 September 2005, that as at 5 September 2005 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 20,791,510 ordinary 25p shares of the Company representing 4.94% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	16:37 13-Sep-05
Number	2238R

RNS Number:2238R
Northern Rock PLC
13 September 2005

NORTHERN ROCK plc

DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with sections 198-202 of the Companies Act 1985, Northern Rock plc (the Company) has been notified on 12 September 2005 that Aviva plc and its subsidiary Morley Fund Management Limited, have a notifiable interest in 13,460,735 ordinary 25p shares of the Company representing a holding of 3.2% of the issued share capital of the Company.

This notification was prompted by net purchases totalling 862,250 shares on 9 September 2005. The shares were registered in the following names:

REGISTERED HOLDERS	NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd	3,294,803
Chase GA Group Nominees Ltd	7,238,158
Chase Nominees Ltd	275,480
CUIM Nominee Ltd	2,652,294

This information is provided by RNS
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northern rock

Company	Northem Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:44 19-Sep-05
Number	4498R

RNS Number:4498R
Northern Rock PLC
19 September 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 16 September 2005 that Lloyds TSB Group Plc and its subsidiaries, as of 15 September 2005, no longer have a notifiable interest in the ordinary share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:55 19-Sep-05
Number	4516R

RNS Number:4516R
Northern Rock PLC
19 September 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 19 September 2005, that as at 15 September 2005 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 21,298,828 ordinary 25p shares of the Company representing 5.06% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	16:27 21-Sep-05
Number	5854R

northern rock

RNS Number: 5854R
Northern Rock PLC
21 September 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 21 September 2005, that as at 16 September 2005, Morgan Stanley Securities Limited (MSSL) disposed of an interest in the ordinary 25p shares in the Company with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in the shares in accordance with Section 198 of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	12:52 22-Sep-05
Number	6304R

RNS Number:6304R
Northern Rock PLC
22 September 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 22 September 2005 in accordance with Section 198 Companies Act 1985 that as at 19 September 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 13,769,935 Shares. This holding represented 3.27% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 13,047,312 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 13,047,312 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

This information is provided by RNS
The company news service from the London Stock Exchange

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2005 SEP 21 A 8:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	09:27 23-Sep-05
Number	6673R

RNS Number:6673R
Northern Rock PLC
23 September 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 23 September 2005 in accordance with Section 198 Companies Act 1985 that as at 20 September 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 17,106,983 Shares. This holding represented 4.06% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 17,106,198 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 17,106,198 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	09:34 23-Sep-05
Number	6679R

RNS Number:6679R
Northern Rock PLC
23 September 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 23 September 2005 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 14,938,308 ordinary 25p shares of the Company representing a non-beneficial holding of 3.55% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	16:05 27-Sep-05
Number	8330R

RNS Number:8330R
Northern Rock PLC
27 September 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 27 September 2005 in accordance with Section 198 Companies Act 1985 that as at 22 September 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 14,071,414 Shares. This holding represented 3.34% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 13,172,312 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 13,172,312 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:20 29-Sep-05
Number	9619R

RNS Number:9619R
Northern Rock PLC
29 September 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 29 September 2005, that as at 28 September 2005, Deutsche Bank AG and its subsidiary companies had a notifiable interest in 14,501,344 ordinary 25p shares of the Company representing 3.44% of the issued share capital of the Company. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:01 06-Oct-05
Number	3236S

RNS Number:3236S
Northern Rock PLC
06 October 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 5 October 2005 that as at 3 October 2005, Morgan Stanley Securities Limited (MSSL), and the group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary share capital of the Company.

This information is provided by RNS
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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:06 06-Oct-05
Number	3238S

RNS Number:3238S
Northern Rock PLC
06 October 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 5 October 2005 that Deutsche Bank AG and its subsidiaries, as of 4 October 2005, no longer have a notifiable interest in the ordinary share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	13:17 07-Oct-05
Number	3776S

RNS Number:3776S
Northern Rock PLC
07 October 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 7 October 2005 in accordance with Section 198 Companies Act 1985 that as at 4 October 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 13,328,576 Shares. This holding represented 3.16% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 13,022,312 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 13,022,312 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

This information is provided by RNS
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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	12:49 13-Oct-05
Number	6314S

RNS Number:6314S
Northern Rock PLC
13 October 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 13 October 2005 in accordance with Section 198 Companies Act 1985 that as at 10 October 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 17,072,609 Shares. This holding represented 4.05% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 14,344,966 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 14,344,966 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	13:16 14-Oct-05
Number	6989S

RNS Number:6989S
Northern Rock PLC
14 October 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 14 October 2005 in accordance with Section 198 Companies Act 1985 that as at 11 October 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 16,804,062 Shares. This holding represented 3.99% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 16,066,441 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 16,066,441 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

This information is provided by RNS
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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:35 14-Oct-05
Number	7084S

RNS Number:7084S
Northern Rock PLC
14 October 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 14 October 2005 in accordance with Section 198 of the Companies Act 1985 that as at 12 October 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 16,917,285 Shares. This holding represented 4.02% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 16,529,724 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 16,529,724 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:13 18-Oct-05
Number	8309S

RNS Number:8309S
Northern Rock PLC
18 October 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 18 October 2005 in accordance with Section 198 of the Companies Act 1985 that as at 13 October 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 13,451,788 Shares. This holding represented 3.19% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 13,451,788 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 13,451,788 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:15 18-Oct-05
Number	8311S

RNS Number:8311S
Northern Rock PLC
18 October 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 18 October 2005 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 12,340,549 ordinary 25p shares of the Company representing a non-beneficial holding of 2.93% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	14:18 11-Nov-05
Number	0255U

RNS Number:0255U
Northern Rock PLC
11 November 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 10 November 2005 that as at 8 November 2005, Morgan Stanley Securities Limited (MSSL), and the group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary share capital of the Company.

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:27 11-Nov-05
Number	0326U

RNS Number:0326U
Northern Rock PLC
11 November 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 11 November 2005 in accordance with Section 198 Companies Act 1985 that as at 9 November 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 12,757,265 Shares. This holding represented 3.03% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 12,757,265 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 12,757,265 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	10:45 15-Nov-05
Number	1384U

RNS Number:1384U
Northern Rock PLC
15 November 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 15 November 2005 in accordance with Section 198 Companies Act 1985 that as at 10 November 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 18,316,405 Shares. This holding represented 4.35% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 14,012,006 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 14,012,006 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	10:46 15-Nov-05
Number	1387U

RNS Number:1387U
Northern Rock PLC
15 November 2005

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 15 November 2005 in accordance with Section 198 Companies Act 1985 that as at 11 November 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 15,608,784 Shares. This holding represented 3.71% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 14,219,791 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 14,219,791 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

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DIRECTORATE CHANGE

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	09:30 05-Jan-05
Number	0160H

RNS Number:0160H
Northern Rock PLC
05 January 2005

NORTHERN ROCK PLC

BOARD OF DIRECTORS

Northern Rock plc announces the appointment to the Board of Mr Michael James Queen and Miss Rosemary Anne Radcliffe as non-executive directors and Mr Keith McCallum Currie and Mr Anne Menze Kuipers (commonly known as Andy) as executive directors.

These appointments will take effect from 5 January 2005, excluding Miss Radcliffe's appointment, which will take effect from 1 March 2005 due to existing commitments.

Mr Queen is currently an executive director of 3i Group plc.

Miss Radcliffe is a non-executive director and chair of NIAL Holdings PLC.

Mr Currie is currently a director of Granite Mortgages 00-1 plc, Granite Mortgages 00-2 plc, Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc, Granite Mortgages 02-1 plc, Granite Mortgages 02-2 plc, Granite Mortgages 03-1 plc, Granite Mortgages 03-2 plc, Granite Mortgages 03-3 plc, Granite Mortgages 04-1 plc, Granite Mortgages 04-2 plc, Granite Mortgages 04-3 plc, Granite Master Issuer plc, Dolerite Funding No.1 plc and Flint Consumer Loans No.1 plc. He will be responsible for the management of the Company's Group Treasury function including the liquidity, wholesale funding and derivative portfolios and the management of the Company's securitisation funding and covered bond programmes.

Mr Kuipers has no details to be disclosed in respect of paragraph 16.4 (a). He will be responsible for the co-ordination and direction of the Group's sales, marketing, products and new mortgage loans processing activities.

In addition, there are to be no disclosures necessary for any of the appointments in respect of paragraph 6.F.2 (b) to (g) of the UKLA Listing Rules.

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	15:07 27-Sep-05
Number	8275R

RNS Number:8275R
Northern Rock PLC
27 September 2005

NORTHERN ROCK PLC

BOARD OF DIRECTORS

Northern Rock plc ('the Company') is pleased to announce, with immediate effect, the appointment of David Baker as Deputy Chief Executive.

David Baker (52) joined the Board of the Company in October 1996 as an Executive Director and subsequently became Chief Operating Officer in January 2001.

David continues to be responsible for the direction and management of the Company's operations.

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	13:23 29-Nov-05
Number	8390U

RNS Number:8390U
Northern Rock PLC
29 November 2005

NORTHERN ROCK PLC

BOARD OF DIRECTORS

Northern Rock plc (the Company) announces that today, its Board has decided to appoint Sir Ian Gibson to succeed Sir George Russell as the Company's Senior Independent Director.

Sir Ian who became a Non-Executive Director of the Company in September 2002, will formally assume responsibility as Senior Independent Director at the conclusion of the Company's AGM on 25 April 2006 when Sir George will retire from office.

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RECEIVED

2006 SEP 21 A 8:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	ANNUAL REPORT DOCUMENTATION
Released	16:54 15-Mar-05
Number	7914J

RNS Number:7914J
Northern Rock PLC
15 March 2005

NORTHERN ROCK PLC
NOTICE OF ANNUAL GENERAL MEETING AND ANCILLARY DOCUMENTS

Copies of the following documents have been submitted to the UK Listing Authority:

Notice of Annual General Meeting 2005 (including Circular letter)
Annual Report & Accounts 2004 (see Tab 5.)
Summary Financial Statement 2004
Proxy Form
Proposed revised Articles of Association
Proposed revised Employee Share Scheme Rules

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

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Summary Financial Statement 2004


northern
rock

MISSION STATEMENT

Northern Rock is a specialised lending and savings bank which aims to deliver superior value to customers and shareholders through excellent products, efficiency and growth.

COMPANY STRATEGY

Northern Rock is a specialised lender providing funds for residential mortgages, secured commercial lending and personal finance. We obtain funds from both on-shore and off-shore personal savings, wholesale money markets and from the securitisation of mortgage assets.

The Northern Rock strategy encompasses efficiency, growth and value for both customers and shareholders.

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency is enhanced by low cost, effective distribution and enables competitive pricing. Capital efficiency is achieved by optimising the use of debt and equity capital.

By growing lending and improving the mix of higher margin products, Northern Rock aims to grow earnings and improve returns to shareholders, at the same time as providing innovative and consumer friendly products to our customers.

THE VIRTUOUS CIRCLE



Cost control
Enhanced eps growth
Improved returns
Enhanced capital efficiency
Competitive products, product innovation and transparency
High quality asset growth

I took on the chair of Northern Rock in April 2004 from Sir John Riddell, whose four years as Chairman saw not only significant growth in assets under management, but also a near doubling of the share price. That record speaks for itself, and I pay tribute to the skill and good humour with which he ran the Board of Northern Rock. He will be a hard act to follow.

Northern Rock once again hit its strategic targets in 2004 despite intense competition, expensive regulation and a sharply slowing market. We grew both assets and profits to record levels. We achieved this by sticking to the markets we know best, maintaining our position as the most cost-effective mortgage lender in the UK and continually adjusting our products to attract profitable business.

This performance has not come at the expense of service to customers, where Northern Rock remains committed to continually improving efficiency, transparency and fairness. Our customers benefit from our "Open Book" policy of making our new mortgage products available to existing borrowers as well as new customers.

Statutory mortgage regulation became effective on 31 October 2004. Extra regulation has plainly added to costs and erected barriers to entry. This may in the long run hamper competition, which has been the most powerful force in getting customers value for money in the mortgage market. None the less, we were compliant with the new regime from the first day.

Northern Rock is a global company in terms of where it raises funds, a national company in terms of where it lends and a regional company in terms of where it employs people: most of our employees are in the North-east of England. During 2004 we created over 1,000 new jobs based in the North-East. The latest stage of our Head Office expansion, which neared completion in 2004, will add capacity for a further 1,000 jobs. We also have plans to redevelop part of our Head Office accommodation to provide facilities for another 1,400 staff.

ECONOMIC AND MARKET BACKGROUND

The British economy remains in reasonable shape in 2005. With the Bank of England Base Rate still low by historical standards, continued low unemployment, well controlled inflation and stable economic growth, the UK continues to offer an attractive environment for home ownership, especially given the limited supply of rented accommodation.

House price inflation has eased, and we expect it to be in line with earnings growth for the next few years. Barring surprises, we see little prospect of a crash, given that mortgages are still comparatively affordable and that credit quality remains good.

We fund our lending from retail deposits, wholesale funding, securitisation and covered bonds. All four funding arms are important to us, and give us access to large international markets where we work to ensure that the

supply of affordable funding does not constrain the growth of profitable lending.

SOCIAL RESPONSIBILITY

Northern Rock's primary social responsibility is to prosper. By offering competitive rates to both savers and borrowers, we benefit them. In growing, we benefit our employees by providing new jobs and better working conditions. By meeting our targets, we benefit our shareholders and other key stakeholders.

Likewise, in order to do well it pays us to be a socially responsible business. By that I mean that Northern Rock will prosper if we recruit from all sections of the community, if we find flexible employment practices that suit those who want to work appropriate hours to balance life and work, if we provide good facilities for staff and if we minimise harmful impacts on the environment from our activities. There is, in other words, no conflict between creating shareholder value and being socially responsible. To ensure that we set the highest possible standards of personal and corporate ethics, provide good customer service and give employees a good working environment, we encourage assessments by Ethical Investments Research Services, support the Work-Life Balance Initiative and maintain a high position in the Business in The Environment Index. But we do not mistake such commitments for action.

On top of the good we can do by doing well, we also remember those not benefiting directly from our prosperity. Northern Rock is consistently one of the top UK companies for corporate giving, because of its donation of 5% of pre-tax profits to The Northern Rock Foundation. In 2004 this amounted to £21.6m. The Foundation supports local charities and community causes mainly in the North-east of England, a region that is comparatively under-served by charities. I am particularly pleased that our staff continue to take part in voluntary initiatives: fund-raising, mentoring and secondment programmes.

CORPORATE GOVERNANCE

This year has seen substantial changes to the Combined Code on Corporate Governance, with which the Board is obliged to comply or explain. We are in a position to comply with the code in full. The Board's procedures and practices ensure that it identifies and controls risks to the business in a transparent and accountable way. The results of our Board evaluation and appraisal process are summarised in the Corporate Governance statement.

I am pleased that since the year-end, we have strengthened the Board with four new appointments. Two senior executives, Keith Currie, our treasurer, and Andy Kuipers, our sales and marketing director, both joined the Board from 5 January 2005. Michael Queen, an executive director of 3i Group plc, joined the board as a Non-Executive Director on the

same date. Furthermore, Rosemary Radcliffe, former complaints commissioner of the FSA and former chief economist of PricewaterhouseCoopers, will also join the Board as a Non-Executive Director, with effect from 1 March 2005.

DIVIDEND

Your board is recommending a final dividend of 18 pence per share making a total for the year 26.5 pence – an increase of 13.7% on 2003.

CONCLUSION

In highly competitive markets we have once again risen to the challenge and hit strategic targets in 2004. Our business model remains robust: we keep costs low, invest in product and process innovation, give our customers transparency and so add low-risk assets to our balance sheet to provide attractive returns to our shareholders. We fund this growth through retail, wholesale and securitised channels.

We have always told shareholders that we can perform well in a weak housing market as well as a strong one. Our results differentiate us from our competitors and if, as expected, the housing market slows further in the coming year it will remain sufficiently large to enable us to achieve our targets without compromising on credit quality.

I am grateful to my Board colleagues, to management and all Northern Rock staff for their ingenuity, hard work and success in 2004.

Dr M W Ridley
22 February 2005

In 2004 Northern Rock delivered excellent results including:

- RECORD PRE TAX PROFITS OF £431.2 MILLION - A LIKE-FOR-LIKE INCREASE OF 13.0%
- ASSETS UNDER MANAGEMENT OF £64.9 BILLION - AN INCREASE OF 24.9%
- RECORD NET LENDING OF £12.9 BILLION - AN INCREASE OF 51.9% AND A MARKET SHARE OF 11.2%
- RATIO OF COSTS TO ASSETS UNDER MANAGEMENT IMPROVED TO 0.38% (2003 UNDERLYING - 0.41%)
- RETURN ON EQUITY OF 21.3%
- TOTAL DIVIDEND PER SHARE 26.5P - AN INCREASE OF 13.7%
- THE NORTHERN ROCK FOUNDATION - SUPPORTING CHARITABLE CAUSES - TO RECEIVE £21.6 MILLION

2004 has been a very challenging year and so I am delighted to announce results that show record growth, record profits and further improvement in earnings per share.

High quality asset growth and cost efficiency form the essence of our strategy. Through a combination of being a small stock player, having a unit cost advantage and retaining customers, whilst attracting new borrowers and savers, we are able to grow our assets under management strongly, leveraging our equity capital to enhance shareholder returns. Cost efficiency is key to our strategy, as this allows profitable growth of the business and the manufacture of competitive products for our customers.

Our core products of mortgages, savings and personal loans all performed well in 2004. They were complemented by general insurance and protection products offered in conjunction with our partners, providing our customers with both choice and peace of mind.

During 2004 we invested significantly in our infrastructure, both in terms of technology and commencement of the latest phase of planned building expansion at our Head Office site. The demands of regulation show no signs of abating and our cost base also absorbed an extra £3.6 million from increased regulatory requirements. However, growth in operating expenses was well contained.

We continue to pursue a multi-channel distribution strategy and have opened several specialist mortgage branches in key areas around the country. These additions further strengthen our franchise and provide a logical extension to complement our existing network. In addition to this important investment, we continue to invest in other channels, encouraging e-business links with both mortgage intermediaries and direct customers.

LENDING

During 2004 we once again delivered record levels of low risk lending. Gross lending was £23,342 million, an increase of 34.8% over the previous year, with net lending of £12,932 million, an increase of 51.9%. We achieved gross residential lending of £20,051 million, an increase of 31.8% over 2003 and net residential lending of £11,383 million, an increase of 44.8%, which represented 11.2% of the UK market.

Our mix of new residential lending during the first half of 2004 reflected the shift in customer preferences towards discounted products. In the second half, as interest rates moved closer to their cyclical peak and the price of fixed rate products reduced, short term fixed rate lending was more prevalent. Our lifestyle range of products, including our credit bundling product, "together", residential Buy to Let and Lifetime Home Equity Release Mortgages (HERM), which allow older borrowers to withdraw equity from their home to aid retirement income, continued to be popular. We remain at the forefront of providing a competitive choice of products for homeowners and homebuyers, whether they are new or existing customers.

With the Bank Base Rate remaining low by historical standards, continued low unemployment, inflation well controlled and stable UK economic growth rates, fundamentals will remain supportive to home ownership. The remortgage market, which accounted for around 40% of UK gross lending in 2004, will also remain strong, particularly as interest rates appear close to their cyclical peak and the incidence of overhanging redemption charges has diminished.

Due to our relative size and focus on the retention of existing customers our net lending figures are higher than our natural share of the market. Our competitive pricing and transparent approach, combined with our Mortgage Review Service support our retention performance and limit the impact of redemptions from our portfolios. Consequently our net lending is very strong with volume growth of gross lending being leveraged further by low redemptions.

As borrowers seek to refinance to obtain better deals, Northern Rock, with its unit cost advantage and transparent policy, remains well placed to deliver its growth objectives. As a result Northern Rock should not be considered as a proxy for either the housing market or the industry's net lending figures. We are a major player in the wider mortgage market, which importantly includes remortgaging and remains a key part of our growth plans.

We have grown our commercial lending and personal unsecured lending portfolios steadily, maintaining our emphasis on quality. We maintain an appropriate balance in these books relative to our overall assets under management.

FUNDING

Funding remained strong during 2004. All three traditional funding arms – retail funding, wholesale funding and securitisation – continued to perform well. We added a fourth stream by completing an inaugural covered bond issue in April 2004. Our funding platform is flexible, diverse and robust.

Our retail funding franchise remains an important part of our funding strategy. Retail funding inflows were restrained during the first half of the year following successful non-retail activities. During the second half, however, we funded strongly attracting over £1 billion of new funds, representing our strongest ever half-year performance. The overall increase in retail balances during 2004 was £896 million resulting in total retail balances under management of £17.2 billion at the year-end.

We have a broad distribution platform of branch, postal, telephone and on-line accounts, as well as off-shore and Ireland operations, which we will continue to develop. In particular we have seen strong inflows in our Silver Savings account, for over 50's, which attracted balances of over £1.25 billion, following its launch in September 2004. We also funded strongly in fixed rate bonds where contractual guarantees provided customers with added confidence.

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. We have continued to develop our non-retail funding in international markets with further funding diversification in Continental Europe, North America and Asia. By diversifying our funding geographically and by mixing the term of funding appropriately over short, medium and long term horizons we are able to underpin our growth aspirations, whilst reducing the risk to our platform. During the year net new wholesale funding totalled £2.77 million, increasing balances to £19.7 billion.

Our residential securitisation programme is firmly established as a reliable source of funding, a reflection of the high credit quality of Northern Rock's loan book and the huge investor appetite for this type of financial instrument. During 2004, we issued £11.1 billion of securitised notes. Assets under management subject to securitisation now amount to £22.3 billion, representing 40% of our lending portfolios. Securitisation, with increasing diversification, will continue to play an important role in funding our future growth plans as well as contributing to capital efficiency.

Already in 2005 we have raised a further US$1.75 billion under our US Medium Term Note programme and £4.5 billion from our fourteenth residential securitisation transaction further strengthening the split between short term and medium term funding.

CREDIT QUALITY

The credit quality of our assets remains very strong. We do not attract volume growth at the expense of quality. The credit quality of our lending is excellent and continues to be tightly monitored and controlled. We operate rigorous underwriting processes that include credit checking and affordability tests. Our monthly behavioural scoring system confirmed during 2004 that there were no early warning signs of significant credit deterioration. Even though mortgage balances have grown significantly, we have not increased our appetite for risk.

The arrears performance of our residential lending book improved further during 2004 with only 0.37% of accounts three months or more in arrears compared with 0.45% the year before. Once again, despite significant growth in mortgages under management we have been able to reduce the percentage of loans in arrears. Overall our residential arrears remain below half the industry average.

Commercial loan arrears and standalone personal unsecured loan arrears are also significantly better than industry average, reflecting our policy of attracting high quality lending. Our provisioning policies remain prudent and we have no loan exposure outside the UK, nor exposure to unsecured commercial lending or leasing.

OUTLOOK

Our strategy of combining competitive products, effective distribution and efficient customer service, driven off a low unit cost base works well. We will continue to develop our business so that it is highly focussed, resilient and scalable to meet our growth aspirations. By continuing to deliver our strategic targets and maintaining our responsible approach to lending we will continue to enhance value for our customers and our shareholders in the future.

We expect the housing market to slow but activity will be underpinned by relatively low interest rates, continuing low levels of unemployment and a restricted supply of new housing stock. The attractive pricing for new customers and the further erosion of overhanging redemption charges should ensure that levels of remortgaging will more than offset the level of slowdown in the housing market. Our small market share allows us significant room for growth regardless of overall market performance. This should enable us to achieve our strategic growth range of 20% +/- 5% in high quality, low risk, assets under management.

We are relatively small, have a unit cost advantage, retain existing customers well and are increasingly good at attracting new loans. Our broad funding platform, efficient distribution network and continued investment in buildings, systems and people will enable us to originate and service increased volumes of profitable business. We are therefore well placed to continue to deliver strong growth in high quality, low risk assets. Our strategic targets remain unchanged for 2005 and beyond, reflecting our confidence in our business model to deliver and maintain shareholder value.

Adam J Applegarth
22 February 2005

DIRECTORS' REMUNERATION

Details of the remuneration policy are set out in the Directors' Remuneration Report in the full copy of the Annual Report and Accounts. A summary of the key features of this report and Directors' individual remuneration is set out below.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Remuneration Committee believes that the continuing improvement in performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide competitive packages to motivate, reward and retain Executive Directors of high quality and to align their interests with those of shareholders.

The Board has adopted, on the recommendation of the Remuneration Committee, a remuneration policy with the objectives set out below. It is intended that this policy should continue to apply for 2005 and subsequent years:

(i) the remuneration packages for Executive Directors are designed to be competitive in terms of market practice;

(ii) performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and

(iii) to motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

ELEMENTS OF REMUNERATION

Remuneration comprises: basic salary, annual bonus, pension benefits and benefits in kind. In addition, Executive Directors and senior executives participate in certain share based incentive schemes, comprising the bonus matching plan, deferred share scheme and long term incentive plan. These share-based incentive schemes, and the annual bonus, are performance-related, and the Remuneration Committee regards them as a key element in the Executive Directors' remuneration package.

As a result of changes to the performance-related elements of remuneration in recent years (including, from 2005, the proposed imposition of a corporate performance condition on awards vesting under the bonus matching plan and deferred share scheme, and the increase in annual bonus potential), the performance-related element of total potential remuneration has materially increased in recent years.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director, and revised salaries took effect from 1 January 2005 as follows:

A J Applegarth	£625,000 (2004 – £565,000)
D F Baker	£390,000 (2004 – £375,000)
R F Bennett	£390,000 (2004 – £375,000)

Mr A M Kuipers and Mr K M Currie were appointed to the Board on 5 January 2005, and their initial salaries were £270,000 each.

PENSION BENEFITS

Each of the Executive Directors currently participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. On death in service the scheme also provides for a dependent's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

In accordance with the terms agreed upon his appointment as Group Finance Director, the Board has approved the maintenance of pension and life assurance benefits of Mr R F Bennett in respect of his eligible earnings in excess of the pensions earnings cap.

It is the intention of the Remuneration Committee that changes in pension legislation expected to commence in 2006 will not increase the Directors' actuarial pension cost.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given to an Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr D F Baker and Mr R F Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr A J Applegarth, Mr A M Kuipers and Mr K M Currie) a payment in lieu of notice equal to such amount. Mr Applegarth, Mr Baker and Mr Bennett would, in the event of a change of control

of Northern Rock, be entitled to terminate employment and receive a liquidated damages payment calculated on the same basis.

The terms of reference of the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances to mitigate the amount of termination payments made to Executive Directors.

PERFORMANCE GRAPHS

The performance graphs set out below illustrate the Group's Total Shareholder Return ("TSR") performance over the preceding five years, 2000 to 2004, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001, and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001. The FTSE 350 Index has been included because the members of this index comprise the comparator group for long term incentive plan purposes for 2004 and prior.

FTSE 100


TSR %
60
50
40
30
20
10
0
-10
-20
-30

		2000 (%)	2001 (%)	2002 (%)	2003 (%)	2004(%)
Northern Rock	——	+14	+51	+8	+12	+13
FTSE 100	——	-8	-14	-22	+18	+11

FTSE 350


TSR %
60
50
40
30
20
10
0
-10
-20
-30

		2000 (%)	2001 (%)	2002 (%)	2003 (%)	2004(%)
Northern Rock	——	+14	+51	+8	+12	+13
FTSE 350	——	-6	-13	-23	+20	+13

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The remuneration of the Chairman is determined by the Remuneration Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

The Chairman's annual fee is £150,000. The Senior Independent Non-Executive Director's annual fee is £49,500. Non-Executive Directors receive an annual fee of £28,500. The fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees is £2,500 or, where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to them is £12,500.

Subject to shareholder approval at the Annual General Meeting of an increase in the aggregate cap on fees payable to Non-Executive Directors, with effect from 26 April 2005:

(a) the Chairman's annual fee will be increased to £250,000;

(b) the Senior Independent Non-Executive Director's annual fee will be increased to £55,000;

(c) the Non-Executive Directors' annual fee will be increased to £40,000;

(d) the annual fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees will be increased to £3,500; and

(e) where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable will be increased to £13,000.

The Chairman and Non-Executive Directors serve the Company under letters of appointment, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Group and it is the Group's policy that they do not participate in bonus, incentive or pension schemes. However, Sir George Russell, who also served on the Board of Northern Rock Building Society, is a deferred member of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits after 30 June 1997.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration is set out below:

Non-Executive Directors	**2004**	2003
	£000	£000
Dr M W Ridley (Chairman)	**127**	77
N A H Fenwick	**36**	5
Sir Ian Gibson	**38**	36
N Pease	**43**	36
Sir George Russell*	**53**	46
Sir Derek Wanless	**51**	36
Sir John Riddell, Bt. (retired 27 April 2004)	**50**	150
Sir David Chapman, Bt. (retired 27 April 2004)	**12**	36
	410	422

*Sir George Russell is a deferred member of the Northern Rock Building Society non-contributory pension scheme, which ceased to accrue benefits after 30 June 1997. This deferred pension commences on retirement as a Non-Executive Director or 25 October 2005, whichever is earlier and for 2004 was valued at £11,470 (2003 £10,771). In line with the scheme rules this will increase to £12,229 per annum in October 2005.

Executive Directors	**Chief Executive**	**Chief Operating Officer**	**Group Finance Director**	
	AJ Applegarth	**DF Baker**	**RF Bennett**	**Total**
	£000	**£000**	**£000**	**£000**
2004				
Salaries and fees	**565**	**375**	**375**	**1,315**
Bonus	**368**	**244**	**244**	**856**
Total remuneration	**933**	**619**	**619**	**2,171**
Non cash benefits	**13**	**11**	**18**	**42**
Total emoluments	**946**	**630**	**637**	**2,213**
2003				
Salaries and fees	525	350	350	1,225
Bonus	394	263	263	920
Total remuneration	919	613	613	2,145
Non cash benefits	13	10	17	40
Total emoluments	932	623	630	2,185

BONUS MATCHING PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the bonus matching plan by year of grant are as follows:

	Date granted	**Rights held under plan at 31 Dec 03**	**Rights granted during 2004**	**Market price of each share on date of grant £**	**Rights released during 2004**	**Rights held under plan at 31 Dec 04**	**Date of end of qualifying period**
A J Applegarth	Feb 01	18,663	-	4.65	(18,663)	-	-
	Jan 02	23,723	-	6.66	-	23,723	Jan 05
	Jan 03	52,253	-	6.10	-	52,253	Jan 06
	Jan 04	-	53,208	7.40	-	53,208	Jan 07
D F Baker	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	21,621	-	6.66	-	21,621	Jan 05
	Jan 03	38,728	-	6.10	-	38,728	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
R F Bennett	Feb 01	22,273	-	4.65	(22,273)	-	-
	Jan 02	21,621	-	6.66	-	21,621	Jan 05
	Jan 03	38,728	-	6.10	-	38,728	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
L P Finn (former Director)	Feb 01	35,433	-	4.65	(35,433)	-	-

The value of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2004 £718,646 was charged to the profit and loss account (2003 £561,246).

DEFERRED SHARE SCHEME

Details of the Ordinary Shares over which the Directors have conditional rights under the deferred share scheme by year of grant are as follows:

	Date of grant	Rights held under the plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under the plan at 31 Dec 04	Date of end of qualifying period
A J Applegarth	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	27,778	-	6.66	-	27,778	Jan 05
	Jan 03	52,254	-	6.10	-	52,254	Jan 06
	Jan 04	-	53,208	7.40	-	53,208	Jan 07
D F Baker	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	21,622	-	6.66	-	21,622	Jan 05
	Jan 03	38,730	-	6.10	-	38,730	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
R F Bennett	Feb 01	22,273	-	4.65	(22,273)	-	-
	Jan 02	21,622	-	6.66	-	21,622	Jan 05
	Jan 03	38,730	-	6.10	-	38,730	Jan 06
	Jan 04	-	35,472	7.40	-	34,472	Jan 07

The value of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2004 £727,662 was charged to the profit and loss account (2003 £571,805).

LONG TERM INCENTIVE PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the long term incentive plan by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under plan at 31 Dec 04	Date of end of performance period
A J Applegarth	Feb 01	44,516	-	4.65	(44,516)	-	-
	Jan 02	63,814	-	6.66	-	63,814	Jan 05
	Jan 03	86,066	-	6.10	-	86,066	Jan 06
	Jan 04	-	76,351	7.40	-	76,351	Jan 07
D F Baker	Feb 01	44,516	-	4.6	(44,516)	-	-
	Jan 02	47,297	-	6.66	-	47,297	Jan 05
	Jan 03	57,377	-	6.10	-	57,377	Jan 06
	Jan 04	-	50,676	7.40	-	50,676	Jan 07
R F Bennett	Feb 01	50,436	-	4.65	(50,436)	-	-
	Jan 02	47,297	-	6.66	-	47,297	Jan 05
	Jan 03	57,377	-	6.10	-	57,377	Jan 06
	Jan 04	-	50,676	7.40	-	50,676	Jan 07
L P Finn (former Director)	Feb 01	26,746	-	4.65	(26,746)	-	-

The value of conditional awards is charged to the profit and loss account over the three year performance period to which they relate after taking account of the probability of performance criteria being met. In 2004 £879,251 was charged to the profit and loss account (2003 £874,716).

Nichola Pease
Chairman, Remuneration Committee
22 February 2005

IMPORTANT NOTE:

This summary financial statement provides a substantial amount of information contained in the Annual Report and Accounts. For a fuller understanding of the Group's results and its state of affairs, you should consult the annual accounts, the auditors' report on those accounts, and the Directors' Report.

A copy of the Annual Report and Accounts can be obtained, free of charge, from the Company's registrar at Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 0LA. If you wish to receive copies of the Annual Report and Accounts in subsequent years, you may elect to do so by making a request in writing to the Company's registrar at the above address. Alternatively you may obtain the Annual Report and Accounts from the Northern Rock website www.northernrock.co.uk

SUMMARY DIRECTORS' REPORT

ACTIVITIES AND BUSINESS REVIEW

The principal purpose of the Group is the provision of housing finance, savings and a range of related personal financial and banking services. A review of the business and future developments is given in the Chairman's Statement and the Chief Executive's Report.

RESULTS AND DIVIDENDS

The profit on ordinary activities before tax for the year ended 31 December 2004 was £431.2 million (2003 restated - £386.6 million).

An interim dividend of 8.5p per share (2003 - 7.5p per share) was paid on 29 October 2004. The Directors propose a final dividend of 18.0p per share (2003 - 15.8p per share) to be paid on 27 May 2005 to shareholders on the register at the close of business on 29 April 2005.

DIRECTORS

The following were Directors of the Company during the year:

Chairman	Dr M W Ridley
Executive Directors	A J Applegarth
	D F Baker
	R F Bennett

On 5 January 2005, Mr K M Currie and Mr A M Kuipers were appointed to the Board.

Non-Executive Directors	N A H Fenwick
	Sir Ian Gibson, CBE
	N Pease
	Sir George Russell
	Sir Derek Wanless
	Sir John Riddell, Bt. (retired 27 April 2004)
	Sir David Chapman, Bt. (retired 27 April 2004)

On 5 January 2005 Mr M J Queen was appointed to the Board. On 1 March 2005 Miss R A Radcliffe will join the Board.

CORPORATE GOVERNANCE

The Group place a high degree of importance on corporate governance and on how the Group conducts its affairs. A detailed report on corporate governance is contained in the Annual Report and Accounts.

CHARITABLE CONTRIBUTIONS

The Company is committed to a total contribution to The Northern Rock Foundation under a deed of covenant of £21.6 million based on its profits in 2004. Of this amount, it has already made a contribution of £10.0 million in October 2004 with a further contribution of £11.6 million to be paid in May 2005. More information about the Foundation is available from:

THE NORTHERN ROCK FOUNDATION
The Old Chapel
Woodbine Road
Gosforth
Newcastle upon Tyne
NE3 1DD

Telephone: 0191 284 8412
Fax: 0191 284 8413

e-mail: generaloffice@nr-foundation.org.uk
Web: www.nr-foundation.org.uk

AUDITORS

The auditors report on the full accounts of the Group for the year ended 31 December 2004 was unqualified and did not include a statement under either section 237 (2) or 237 (3) of the Companies Act 1985.

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to re-appoint them will be proposed at the Annual General Meeting.

By order of the Board
C Taylor, Company Secretary
22 February 2005

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2004

Continuing Operations	**2004**	2003 (as restated)
	£m	£m
Net interest income	**466.9**	450.7
Non interest income	**264.0**	209.0
Total income	**730.9**	659.7
Operating expenses		
Administrative expenses		
- recurring	**(226.1)**	(198.1)
- non-recurring	**-**	(5.6)
Covenant to The Northern Rock Foundation	**(21.6)**	(19.3)
Total operating expenses	**(247.7)**	(223.0)
Provisions for bad and doubtful debts	**(56.5)**	(48.7)
Provisions against fixed asset investments	**4.5**	(1.4)
Profit on ordinary activities before tax	**431.2**	386.6
Tax on profit on ordinary activities	**(125.0)**	(112.2)
Profit on ordinary activities after tax	**306.2**	274.4
Dividends	**(110.0)**	(96.3)
Profit retained for the financial year	**196.2**	178.1
Earnings per Ordinary Share	**74.1p**	66.6p
Fully diluted earnings per Ordinary Share	**73.5p**	66.0p

SUMMARY CONSOLIDATED BALANCE SHEET
At 31 December 2004

	2004	2003 (as restated)
	£m	£m
Assets		
Cash and balances at central banks	**10.2**	11.6
Loans and advances to banks	**3,305.4**	3,450.2
Loans and advances to customers not subject to securitisation	**32,869.3**	27,355.8
Loans and advances to customers subject to securitisation	**22,339.2**	15,678.7
Less: non-recourse finance	**(22,103.7)**	(14,832.4)
	33,104.8	28,202.1
Debt securities	**4,742.2**	4,185.5
Equity shares and other variable yield securities	**575.6**	410.8
Intangible fixed assets	**27.1**	30.7
Tangible fixed assets	**208.2**	179.1
Other assets, prepayments and accrued income	**816.5**	641.4
Total assets	**42,790.0**	37,111.4
Liabilities		
Deposits by banks	**1,201.6**	1,461.5
Customer accounts	**20,342.0**	18,797.3
Debt securities in issue	**16,781.6**	13,060.1
Other liabilities, accruals and deferred income	**875.4**	814.1
Provisions for liabilities and charges	**31.8**	19.0
Subordinated liabilities	**1,515.7**	1,119.5
Reserve capital instruments	**300.0**	300.0
Tier one notes	**200.0**	200.0
Total subordinated liabilities	**2,015.7**	1,619.5
Shareholders' funds		
Called up share capital	**123.9**	123.9
Share premium account	**6.8**	6.8
Capital redemption reserve	**7.3**	7.3
Profit and loss account	**1,403.9**	1,201.9
Shareholders' funds	**1,541.9**	1,339.9
Total liabilities	**42,790.0**	37,111.4
Memorandum items		
Commitments	**1,488.5**	1,018.5

The summary financial statement on pages 18 to 22 was approved by the Board on 22 February 2005 and signed on its behalf by:

Dr M W Ridley	A J Applegarth	R F Bennett
Chairman	Chief Executive	Group Finance Director

CHANGE IN ACCOUNTING POLICY

The Group has implemented the requirements of Urgent Issues Task Force ("UITF") Abstract 38 – "Accounting for ESOP Trusts" with effect from 1 January 2004. As a result, holdings of Ordinary Shares in Northern Rock plc owned by the Group's employee share ownership trusts are now shown as a deduction from shareholders' funds. Previously they were shown as part of other assets in the balance sheet. Purchases and sales of Northern Rock plc Ordinary Shares are now accounted for as movements in shareholders' funds and no gains and losses are reflected in the profit and loss account. The charge to the profit and loss account in respect of shares and share options granted to employees that are expected to be met from shares held by employee share trusts is now based on the difference between the value on the date of grant and the exercise price. Previously, where shares were purchased to meet these obligations, the charge was based on the carrying value of the shares.

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF NORTHERN ROCK PLC

We have examined the summary financial statement of Northern Rock plc.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors are responsible for preparing the summarised annual report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual report with the annual financial statements, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

OPINION

In our opinion the summary financial statement is consistent with the annual financial statements, the Directors' Report and the Directors' Remuneration Report of Northern Rock plc for the year ended 31 December 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP Newcastle upon Tyne
Chartered Accountants and Registered Auditors 22 February 2005

2005

26 January 2005	Preliminary results for the year ended 31 December 2004
26 April 2005	Annual General Meeting
27 April 2005	Ex-dividend date for final dividend for 2004
29 April 2005	Record date for final dividend
27 May 2005	Payment date for final dividend
28 July 2005	Interim results for half year to 30 June 2005
28 September 2005	Ex-dividend date for interim dividend for 2005
30 September 2005	Record date for interim dividend
28 October 2005	Payment date for interim dividend

2006

25 January 2006	Preliminary results for the year ended 31 December 2005
25 April 2006	Annual General Meeting
26 April 2006	Ex-dividend date for final dividend for 2005 (provisional)
28 April 2006	Record date for final dividend (provisional)
26 May 2006	Payment date for final dividend
19 July 2006	Interim results for half year to 30 June 2006 (provisional)
27 September 2006	Ex-dividend date for interim dividend for 2006 (provisional)
29 September 2006	Record date for interim dividend
27 October 2006	Payment date for interim dividend

Northern Rock plc, Registered Office: Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL
Registered in England and Wales under Company Number 3273685 www.northernrock.co.uk



Notice of Annual General Meeting


northern
rock

THIS DOCUMENT IS IMPORTANT
AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about its contents or the action you should take, you should immediately consult your stockbroker, solicitor, accountant, bank manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Northern Rock plc, you should pass this document and other enclosures to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

northern rock

Northern Rock plc
(Registered in England and Wales No. 3273685)

Registered Office:
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

10 March 2005

Dear Shareholder,

ANNUAL GENERAL MEETING 2005

The Annual General Meeting of Northern Rock plc (the *Company*) will be held at the Marriott Gosforth Park Hotel, High Gosforth Park, Newcastle upon Tyne, NE3 5HN on Tuesday, 26 April 2005 at 11.30 am. The Notice of Meeting is set out on pages 4 to 6 of this document.

Resolution Nos. 1 to 11, 13, 16 and 17

These resolutions, which are deemed to be routine business, relate to matters commonly considered at annual general meetings of listed companies and are explained in the notes on pages 9 to 14. Brief biographical details of those directors who are proposed for election and re-election (Resolutions 3 to 9) appear on page 15 of this document.

Resolution No. 12: Approval of a performance related condition for share schemes

Resolution 12 seeks shareholder approval for the imposition of a corporate performance condition on the release of awards under two of the Company's share schemes – the Bonus Matching Plan and the Deferred Bonus Plan. The performance condition will require the Company to achieve average real earnings per share growth of at least 3% per annum over the three financial years prior to release of awards. If this resolution is approved, awards under these schemes in 2005 and future years will be subject to this performance condition. The Remuneration Committee, which operates both schemes, has concluded that the imposition of this performance condition is appropriate in light of developments in best practice and institutional shareholder guidelines.

Resolution No. 14: Approval of the increase in the permitted aggregate limit of Non-Executive Directors' fees

The Board has considered the existing limit of remuneration paid to Non-Executive Directors, which has remained unchanged since 1997, against the background of an increasing workload and the additional demands and responsibility placed on them as a result of recent changes to corporate governance.

It is important that the Company is able to continue to attract high calibre Non-Executive Directors and to pay a level of remuneration that reflects the demands placed upon them. Resolution 14 seeks shareholder approval for an increase in the maximum amount of aggregate fees that can be paid to Non-Executive Directors to £1,000,000 per annum. The revised aggregate limit will give the Company sufficient headroom to continue to keep under review the limit of remuneration without the need to revert to shareholders annually.

Resolution No. 15: Creation of Preference Shares

Resolution 15 provides for the creation of Preference Shares, which can be used to help the Company meet the capital adequacy requirements of the Financial Services Authority.

The Directors will consider issuing up to £1,000 of Preference Shares to enable the re-classification of Upper Tier 2 capital as debt under newly introduced International Financial Reporting Standards. Otherwise, the Directors have no immediate plans to issue any other series of Preference Shares. However, the Directors wish to obtain the necessary approvals and would like the flexibility so as to enable issues to be made (should it be desirable and should suitable market conditions arise) at short notice and without the need to convene an extraordinary general meeting of the Company which would be both costly and time consuming.

Resolution No. 18: Adoption of new Articles of Association

Amendments to the Company's Articles are now needed to reflect the creation of Preference Shares pursuant to the authority sought by Resolution 15, the changes to the remuneration payable to Non-Executive Directors for their services pursuant to the authority sought by Resolution 14 and to allow the Company to take advantage of recent amendments to company law. The Directors consider that it is appropriate to update the Articles, and to do this by adopting new Articles.

Resolution No. 19: Authority to purchase own ordinary shares

At last year's Annual General Meeting a resolution was passed authorising the Company to make market purchases of its own ordinary shares as permitted by Article 53 of the Company's Articles of Association (the *Previous Authority*). The Directors consider it appropriate for the authority to be renewed. The renewal authority, which is set out in Resolution 19, is expressed to run from the date Resolution 19 is passed until the Company's next Annual General Meeting or 18 months from the date Resolution 19 is passed, whichever is earlier, and limits the total number of ordinary shares which can be purchased pursuant to the authority to 10% of the Company's issued ordinary share capital.. The price paid for an ordinary share purchased pursuant to the authority must not exceed 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased and must not be less than 25 pence per ordinary share. Purchases will only be made on the London Stock Exchange and only in circumstances where they are, in the opinion of the Directors, in the best interests of the Company. The Directors intend to seek renewal of this authority at subsequent Annual General Meetings.

Resolution No. 20: Approval of a contingent share purchase contract and authority to purchase Foundation Shares

At last year's Annual General Meeting, shareholders approved a contingent share purchase contract (the *Previous Contingent Share Purchase Contract*) which permitted the Company to purchase a proportionate number of Foundation Shares as and when ordinary shares were purchased pursuant to the Previous Authority. These purchases of Foundation Shares were to be made in order to maintain The Northern Rock Foundation's (the

Foundation) shareholding at just under 15% of the issued share capital of the Company. As the Previous Contingent Share Purchase Contract only permits the Company to purchase Foundation Shares following a purchase of ordinary shares made pursuant to the Previous Authority, Resolution 20 will be proposed to approve a new contingent share purchase contract which would permit the Company to purchase a proportionate number of Foundation Shares as and when ordinary shares are purchased pursuant to the authority sought by Resolution 19.

Any purchase of Foundation Shares under the new contingent share purchase contract would only be made as and when the Company has purchased ordinary shares pursuant to the authority sought by Resolution 19 in order to maintain the Foundation's shareholding at just under 15% of the issued share capital of the Company.

Each of these resolutions is explained in the notes on pages 9 to 14.

Action to be taken

Enclosed is a form of proxy for use at the Annual General Meeting. If you do not intend to be present at the Annual General Meeting, please complete, sign and return the form of proxy as soon as possible (and, in any event, so as to be received not later than 11.30 am on 24 April 2005), in accordance with the instructions printed on it. Completion of the form will not preclude you from attending and voting in person if you so wish.

In addition to returning your form of proxy by post, you may also appoint a proxy via our shareholder website. For CREST participants, we have introduced CREST proxy appointment. Details of these choices appear on page 7 of this document.

If you have received more than one mailing of this Notice of Annual General Meeting, this is because currently you are the first named shareholder in respect of more than one shareholding.

Please note that if your dividends are paid directly to a bank or building society account, a tax voucher for the 2004 dividend payments on your Northern Rock plc shares is attached to your form of proxy or form of direction. Please keep this voucher safe as you may be required to supply the information to the Inland Revenue.

If you do not already do so, and you would prefer to receive your dividends paid directly to a bank or building society account, please complete, sign and return the enclosed Request for Payment of Interest/Dividend form.

Recommendation

The Directors consider that all the resolutions to be proposed at the Annual General Meeting are in the best interests of shareholders as a whole. Accordingly, the Directors unanimously recommend shareholders to vote in favour of the resolutions set out in the Notice of Annual General Meeting, as they intend to themselves in respect of their own beneficial shareholdings.

Yours faithfully

M. W. Ridley

Dr Matthew White Ridley
Chairman

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Northern Rock plc will be held at the Marriott Gosforth Park Hotel, High Gosforth Park, Newcastle upon Tyne, NE3 5HN on Tuesday, 26 April 2005 at 11.30am for the following purposes:

Ordinary business

1. To receive the report of the Directors and the audited accounts for the year ended 31 December 2004.

2. To declare a final dividend of 18.0 pence per ordinary share.

3. To re-elect David Frank Baker as a Director of the Company.

4. To re-elect Robert Frederick Bennett as a Director of the Company.

5. To re-elect Dr Matthew White Ridley as a Director of the Company.

6. To elect Keith McCallum Currie as a Director of the Company.

7. To elect Andy Menze Kuipers as a Director of the Company.

8. To elect Michael James Queen as a Director of the Company.

9. To elect Rosemary Anne Radcliffe as a Director of the Company.

10. To re-appoint PricewaterhouseCoopers LLP as auditors for a further year.

11. To authorise the Directors to determine the remuneration of the auditors.

Special business

To consider and, if thought fit, to pass the following Resolutions:

Ordinary Resolution:

12. THAT the Northern Rock Bonus Matching Plan, and the Northern Rock Deferred Bonus Plan, the revised rules of which are produced to the Meeting and initialled by the Chairman for the purpose of identification, be and are hereby amended to impose a performance condition requiring (subject to the rules) the Company to achieve average real earnings per share growth of at least 3% per annum over the three financial years, prior to release of awards thereunder, and that the Directors be and are hereby authorised to do all such acts and things as they consider appropriate to give effect to the amendment of these rules, for awards made in 2005 and thereafter.

Ordinary Resolution:

13. THAT the Directors' Remuneration Report, as set out in the 2004 Report and Accounts, for the year ended 31 December 2004 be and is hereby approved.

Ordinary Resolution:

14. THAT, pursuant to the authority conferred by Article 117 of the Company's Articles of Association, the aggregate fees which Directors (other than any Director who for the time being holds an executive office) shall be paid by way of remuneration for their services as Directors be and is hereby increased from an amount not exceeding in aggregate £500,000 per annum to an amount not exceeding in aggregate £1,000,000 per annum.

Ordinary Resolution:

15. THAT the authorised share capital of the Company be and is hereby increased from

£179,625,000 to £204,625,000 and €25,000,000 by the creation of 100,000,000 undesignated sterling Preference Shares of £0.25 each (*sterling Preference Shares*) and 100,000,000 undesignated euro Preference Shares of €0.25 each (*euro Preference Shares*), having the rights set out in the revised Articles of Association proposed under Resolution 18.

Ordinary Resolution:
16. THAT, in substitution for all previous authorities conferred upon the Directors to allot relevant securities of the Company but without prejudice to the continuing authority of the Directors to allot relevant securities pursuant to an offer or agreement made by the Company before the revocation of the authority pursuant to which such offer or agreement was made, the authority conferred on the Directors by Article 10.1 of the Company's Articles of Association shall apply for the period commencing on the date of the passing of this Resolution and expiring on 25 April 2010 and for that period the section 80 amount shall be £41,296,625.

Special Resolution:
17. THAT, subject to the passing of Resolution 16 in the Notice of this Meeting, the power conferred on the Directors by Article 10.2 of the Company's Articles of Association shall apply for the period commencing on the date of passing of this Resolution and expiring on the expiry or termination of the authority conferred on the Directors pursuant to Resolution 16 in the Notice of this Meeting and for that period the section 89 amount shall be £5,265,325.

Special Resolution:
18. THAT the regulations in the form produced to the Annual General Meeting and initialled for the purposes of identification by the Chairman of the Meeting, be adopted as the new Articles of Association of the Company, in substitution for and to the exclusion of the existing Articles of Association of the Company, with effect from the conclusion of the Meeting.

Special Resolution:
19. THAT, pursuant to Article 53, the Company be and is hereby granted general and unconditional authority for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in its capital provided that:

a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 42,122,600 (representing 10% of the Company's issued ordinary share capital as at 31 December 2004);

b) the minimum price which may be paid for such shares is 25p per share (exclusive of expenses);

c) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased;

d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, whichever is earlier; and

e) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which

will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

Special Resolution

20. THAT the contingent share purchase contract between the Company and The Northern Rock Foundation (a draft of which is produced to the Meeting and initialled by the Chairman for the purposes of identification), providing for the purchase by the Company of fully paid Foundation Shares in the share capital of the Company at such times and at such prices and in such numbers and otherwise on the other terms set out in such contract, be and is hereby approved and authorised generally (including, without limitation, for the purposes of sections 164 and 165 of the Companies Act 1985) but so that such approval and authority, unless previously renewed, varied or revoked, shall expire 18 months from the date of passing of this Resolution.

By order of the Board
Colin Taylor
Secretary
10 March 2005

Registered Office:
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Notes

1. Registered members (shareholders) who are unable to attend the Meeting may appoint one or more proxies (who need not be a member of the Company) by:

(a) completing and returning the proxy form enclosed in this pack to the Company's Registrar at Capita IRG Plc, PO Box 40, Beckenham, Kent, BR3 4GD;

(b)(i) going to www.shareregistrars.northernrock.co.uk and following the instructions provided. Members will need the Investor Code printed on the form of proxy or form of direction accompanying this Notice; or

(ii) if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

IMPORTANT: In any case your instructions or proxy form must be received by the Company's registrar no later than 11.30 am on Sunday, 24 April 2005.

Registered members who return completed proxy forms are not precluded, if they subsequently so wish, from attending and voting in person at the Meeting.

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by Capita Registrars (ID RA10) not later than 11.30am on Sunday, 24 April 2005. Such messages cannot be sent on weekends or on other days when the CREST system is closed (such as public holidays) or after 8.00pm. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST Personal Members or other CREST sponsored members, and those CREST Members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Further details on the appointment of proxies are given in the notes to the proxy form enclosed with this pack.

2. Items (a), (b) and (g) below are available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted). Items (c) to (f) below are available for inspection at the registered office of the Company, and items (d), (e) and (f) are available at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from, in the case of item (c) and (e), the date of this Notice until (and including) the date of the Annual General Meeting and, in the case of items (d) and (f) from Monday, 11 April 2005 until (and including) the date of the Annual General Meeting. In addition all of the following will be available at the Marriott Gosforth Park Hotel,

Notes (continued)

High Gosforth Park from 10.30 am on the day of the Annual General Meeting and during the Meeting:

(a) copies of the Directors' service contracts;

(b) the register of the interests of the Directors and connected persons in the share capital of the Company;

(c) a statement containing particulars of loans and quasi-loans made by the Company in favour of the Directors and connected persons;

(d) the rules of the Northern Rock Bonus Matching Plan and the Northern Rock Deferred Bonus Plan, as proposed to be amended pursuant to Resolution 12 set out in this Notice;

(e) a copy of the existing Articles of Association of the Company together with a copy of the new Articles of Association proposed to be adopted by the Company pursuant to Resolution 18 set out in this Notice;

(f) a draft of the contract proposed to be entered into between the Company and The Northern Rock Foundation referred to in Resolution 20 set out in this Notice and relating to the purchase of Foundation Shares by the Company from The Northern Rock Foundation; and

(g) copies of the terms and conditions of appointment of the Non-Executive Directors.

3. Only those shareholders on the register of members as at 11 pm on 24 April 2005 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 11 pm on 24 April 2005 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

Resolution No. 1: Report and Accounts
The Directors must present to shareholders at the Annual General Meeting the Report of the Directors and the Accounts of the Company for the year ended 31 December 2004. The Report of the Directors, the Accounts, and the Report of the Company's Auditors on the Accounts are contained within the Annual Report and Accounts and, in an abbreviated form, in the Summary Financial Statement.

Resolution No. 2: Declaration of final dividend
Final dividends must be declared by shareholders, but must not exceed the amount recommended by the Directors. By passing this Resolution, shareholders may declare the final dividend of 18.0 pence per ordinary share recommended by the Directors.

Resolution Nos. 3 to 9: Election and re-election of Directors
The Company's Articles of Association require that all Directors should be subject to re-election at intervals of no more than three years. In accordance with the Articles of Association, David Frank Baker, Robert Frederick Bennett and Dr Matthew White Ridley are retiring by rotation.

All the retiring Directors offer themselves for re-election.

The Senior Independent Director confirms that following rigorous formal performance evaluation, Dr Matthew White Ridley's performance continues to be effective and he continues to demonstrate commitment to the role.

In addition Michael James Queen and Rosemary Anne Radcliffe have been appointed to the Board as additional Non-Executive Directors since the date of the last Annual General Meeting and are also seeking election at the Meeting. Michael James Queen and Rosemary Anne Radcliffe have an appropriate range of skills and experience to make an effective contribution to the activities of the Company.

Keith McCallum Currie and Andy Menze Kuipers have also been appointed to the Board as additional Executive Directors since the date of the last Annual General Meeting and are also seeking election at the Meeting.

Information on the Directors seeking election and re-election at the Meeting is to be found in the Appendix to this Notice.

Resolution Nos. 10 and 11: Re-appointment and Remuneration of auditors
It is a requirement that the auditors of a company are re-appointed at each general meeting at which accounts are presented. Following a formal recommendation by the Audit Committee that PricewaterhouseCoopers LLP should be re-appointed, Resolution 10 therefore, proposes their re-appointment as the Company's auditors for a further year. In accordance with standard practice, Resolution 11 proposes that the Directors be authorised to determine the auditors' remuneration.

Resolution No. 12: Approval of a performance condition for the Bonus Matching Plan and Deferred Bonus Plan
Resolution 12 seeks shareholder approval for the imposition of a corporate performance condition on the release of awards under two of the Company's employee share schemes – the Bonus Matching Plan and the Deferred Bonus Plan. The performance condition will require the Company to achieve average real earnings per share growth of at least 3% per annum over the three financial years prior

to release of awards. If this Resolution is approved, awards under these schemes in 2005 and future years will be subject to this performance condition. The Remuneration Committee, which operates both schemes, has concluded that the imposition of this performance condition is appropriate in light of developments in best practice and institutional shareholder guidelines.

Under the Bonus Matching Plan Executive Directors, and other senior executives invited by the Remuneration Committee to participate, are entitled to elect for all or part of the after-tax amount of their annual cash bonus to be used to acquire ordinary shares in the Company (*shares*) which will be held for a period of three years; alternatively they may elect to deposit their own shares with an aggregate value not exceeding the cash amount of the after-tax bonus. The shares acquired or deposited will be eligible for additional "matched" shares at the end of the three-year period, provided the participant has remained an employee of the Northern Rock Group. The plan is designed to achieve one-for-one matching on an after-tax basis. As the participant's shares are invested in the plan on an after-tax basis, but the matched shares only attract income tax if and when they are released from the plan, the number of matched shares is increased (by reference to income tax rates at the time the matching shares are initially awarded) to reflect the fact that they will attract tax if and when they are released. The beneficial ownership of the matched shares transfers to the participant on the grant of an award, but they will be forfeited if the participant ceases to be entitled to these shares except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on his matched shares during the restricted period. Subject to Resolution 12 being duly passed, for 2005 and future years, the release of matched shares will be subject to the performance condition described above.

Under the Deferred Bonus Plan (which is an element of the short term bonus scheme), the Remuneration Committee may grant to Executive Directors and other executives who receive a cash bonus under that scheme an award of shares with a pre-tax value equal to the pre-tax value of his cash bonus. A participant who is granted an award must normally continue to hold these shares and remain an employee of the Northern Rock Group for a period of three years from the date of the award in order to retain the full number of shares so granted to him, although shares will be released earlier in certain "good leaver" circumstances. Subject to Resolution 12 being duly passed, for 2005 and future years, the release of any deferred share awards will be subject to the performance condition described above.

Under both schemes, the performance condition will not apply where awards are released automatically on a participant's death. In other circumstances where awards are released before the end of the three year period (notably on a change of control of the Company and in certain "good leaver" circumstances), the performance condition will be applied at the earlier time, but the Remuneration Committee will have discretion to adjust the vesting level if it considers that the performance condition would have been met to a greater or lesser extent at the end of the full three year period.

The rules of both schemes are available for inspection as described above.

Resolution No. 13: Approval of the Directors' Remuneration Report
The Directors' Remuneration Report Regulations 2002 require that the Directors' Remuneration Report of listed companies be put to a shareholder vote each year. The shareholder vote will be advisory only.

The Board is therefore asking shareholders to approve the Directors' Remuneration Report as set out on pages 18 to 31 of the 2004 Report and Accounts of the Company at the Annual General Meeting this year.

Resolution No. 14: Non-Executive Directors' fees
This resolution relates to the remuneration of the Non-Executive Directors and the Chairman and does not include remuneration of Executive Directors, who have a salaried employment. The Articles of Association stipulate that the remuneration payable to Non-Executive Directors for their services as Directors is to be determined by ordinary resolution of the Company. The Company approved an aggregate limit for Non-Executive Directors' fees of £500,000 per annum in 1997. Since that date and in accordance with the authority then given, the Directors have determined annually the remuneration of the Non-Executive Directors. This Resolution continues that process subject to an increased limit of £1 million per annum to facilitate the appointment of additional Non-Executive Directors as part of the process of board succession outlined in the Annual Report and Accounts on page 15 and to ensure that fees payable to Non-Executive Directors going forward are commensurate with the workload expected of them.

Resolution No. 15: Preference Shares
Preference Shares are a form of share capital which carry an entitlement to the payment of a dividend at a specified fixed or floating rate and rank in priority to ordinary shares for the payment of such dividends and the repayment of capital. At present, the Company only has ordinary shares and Foundation Shares in issue. The resolution provides for the creation of £25,000,000 nominal of undesignated sterling Preference Shares and €25,000,000 nominal of undesignated euro Preference Shares.

The Financial Services Authority requires that banks maintain a certain level of capital backing for their operations. The Company is well capitalised, but as it grows and expands, further capital will be required. The Preference Shares will only be issued on terms that qualify them as capital for Financial Services Authority purposes. Accordingly, an issue of Preference Shares has the advantage for the Company and shareholders of enabling the Company to raise capital without significantly diluting the interests of ordinary shareholders.

The Directors will consider issuing up to £1,000 of Preference Shares to enable the re-classification of Upper Tier 2 capital as debt under newly introduced International Financial Reporting Standards. Otherwise, the Directors have no immediate plans to issue any other series of Preference Shares. However, it wishes to obtain the necessary approvals from shareholders so as to enable issues to be made (should it be desirable and should suitable market conditions arise) at short notice and without the need to convene an extraordinary general meeting of the Company which would be both costly and time consuming.

Accordingly, this Resolution will increase the share capital of the Company by a percentage of 23.6%, based on an exchange rate on 24 February 2005 of £1:€1.4388. Resolutions 15 and 16 grant to the Directors authority to issue

the Preference Shares for a period of five years and alter the Articles of Association of the Company so as to incorporate the Preference Share rights.

The detailed rights of the Preference Shares (including whether or not they will be redeemable) will be decided by the Board at the time of issue, having regard to the Company's requirements and the prevailing market conditions. The Preference Shares may be issued in a number of series which may have similar or different rights.

However, the Preference Shares will only have the right to participate in dividends and the capital of the Company to a specified extent. The preference shareholders' dividend entitlement may be either to a fixed rate dividend or to a dividend which is periodically reset, depending on market conditions, and may be either cumulative or non-cumulative. The preference shareholders will have the right, in the event of a winding up of the Company, to have the capital they invested repaid in priority to ordinary shareholders. If a particular series of Preference Shares are redeemable, then they will be redeemable for an amount equal to the amount paid for them on issue.

As is customary in the case of Preference Shares, the new shares will carry no right to vote at general meetings of the Company except in special circumstances, for example when their preferential dividend is in arrears. The number of votes attaching to Preference Shares in these circumstances will be fixed by the Directors at the time of their allotment. In addition, the holders will have the usual right to vote at class meetings on matters affecting their class rights.

The Board strongly believes that it is in the interests of the Company that the Preference Shares be authorised and recommends shareholders to approve the proposal.

Resolution No. 16: Allotment of shares

Under the Companies Act 1985, the Directors of the Company may only allot unissued shares of the Company or certain rights to acquire such shares (*relevant securities*) if authorised to do so by the members in general meeting. There are concerns that the existing authority (the *existing section 80 authority*), which was conferred on 29 April 2003, will be revoked by implication by the adoption of new articles of association under Resolution 18. Therefore, for the avoidance of doubt, the Board is seeking to replace the existing section 80 authority with a new authority to allot relevant securities up to an aggregate nominal amount of £41,296,625. This amount represents the aggregate amount required to allot (a) relevant securities equivalent to a further one-third of the Company's total ordinary share capital in issue as at 24 February 2005, and (b) the number of additional Foundation Shares which the Company may be required to issue consequent upon the allotment referred to in (a). The authority sought by this Resolution will last for a period of 5 years. The Directors intend to seek renewal of this authority, as appropriate, at subsequent Annual General Meetings. The Directors will consider issuing up to £1,000 of Preference Shares to enable the re-classification of Upper Tier 2 capital as debt under newly introduced International Financial Reporting Standards. The Directors also intend to issue relevant securities under the employee share scheme, which are not subject to the above statutory restrictions. Otherwise, there are presently no plans to allot any other relevant securities.

Resolution No. 17: Disapplication of pre-emption rights

The Directors were empowered on 29 April 2003 to make limited allotments of unissued equity shares of the Company or certain rights to acquire such shares (*equity securities*) for cash other than in accordance with the statutory pre-emption rights, which require a company to offer all allotments of equity securities for cash proportionately to existing shareholders first (the *existing section 89 disapplication*). By revoking the existing section 80 authority, the existing section 89 disapplication will automatically be revoked. Therefore, the Directors are seeking to renew this power. This will continue to provide the Directors with the flexibility to act in the best interests of shareholders when opportunities arise, so that:

(a) the Company can follow normal practices in the event of a rights issue, and

(b) equity securities may be issued wholly for cash (other than pursuant to a rights issue) up to a maximum of 5 per cent of the Company's total ordinary share capital in issue as at 24 February 2005.

There are presently no plans to allot equity securities wholly for cash otherwise than in connection with the employee share schemes. Shares allotted under an employee share scheme are not subject to statutory pre-emption rights.

The power sought by this Resolution will last until the expiry or termination of the authority conferred on the Directors pursuant to Resolution 16 above. The Directors intend to seek renewal of this power, as appropriate, at subsequent Annual General Meetings.

Resolution No. 18: Amendments to the Articles of Association

Three amendments to the Articles of Association are proposed:

i) Article 8A—Preference Shares
As described in Resolution 15 the new Articles of Association will contain an Article 8A which reflects the creation of Preference Shares.

ii) Article 117—Non-Executive Directors' remuneration.
As described in Resolution 14 the new Articles of Association will contain an amended Article 117 which reflects the increase in the authorisation of Non-Executive Directors' fees from £500,000 per annum to £1,000,000 per annum.

iii) Article 117A—Non-Executive Directors.
Since the Company's current Articles of Association were revised in 2002 there have been changes to the law which have relaxed the restrictions on companies from giving indemnities to their directors. The introduction of the new article 117A is necessary to allow the Company the flexibility to take advantage of this amendment in the law, by allowing the Board the authority to execute direct contractual arrangements with Non-Executive Directors, including the provision of indemnities for Non-Executive Directors in respect of liabilities incurred in the performance of their duties, without the need to convene an extraordinary general meeting of the Company which would be both costly and time consuming.

Copies of the proposed new Articles and the existing Articles are available for inspection as described in the Notes on page 7 of this Notice.

Resolution No. 19: Authority to purchase own ordinary shares

This Resolution, which will be proposed as a special resolution, renews the authority granted at last year's Annual General Meeting which expires on the date of the Company's forthcoming Annual General Meeting. The Resolution seeks to give the Company authority to make market purchases of up to an

aggregate of 42,122,600 ordinary shares of 25 pence each (10% of the issued ordinary shares at 31 December 2004) at a price not exceeding 105% of the middle market quotation of the ordinary shares in the 5 business days preceding such purchase, but at a price not below 25 pence per ordinary share.

Purchases will only be made on the London Stock Exchange and only in circumstances where they are, in the opinion of the Directors, in the best interests of the Company. Such purchases will be financed out of distributable profits and will only be made in circumstances which, in the opinion of the Directors, should result in an improvement in earnings per share. Any ordinary shares purchased in this way will be cancelled and the number of ordinary shares in issue will be accordingly reduced.

As at 31 December 2004 no market purchases of shares had been made under the authority given at last year's Annual General Meeting pursuant to which the Company was authorised to purchase up to 42,122,600 ordinary shares. If Resolution 19 is approved, the Company will be authorised to purchase up to 42,122,600 ordinary shares. Your Directors do not have any current intention of invoking the authority to purchase these shares. If given, this authority will expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, if earlier. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

The total number of options and warrants to subscribe for ordinary shares that are outstanding at 24 February 2005 (being the latest practicable date prior to publication of this document) is 11,990,664 representing approximately 2.85% of the existing issued share capital of the Company. If the Company fully exercises the current authority to purchase its own ordinary shares, this will increase the proportion of options and warrants to subscribe for ordinary shares that are outstanding at the date given above as a percentage of issued capital to 3.16%. If the renewal of the authority for the Company to purchase its own ordinary shares which is being sought at the Annual General Meeting is approved by shareholders and that authority is also fully exercised, this will also increase the proportion of options and warrants to subscribe for ordinary shares that are outstanding at the date given above as a percentage of issued capital to approximately 3.16%.

Resolution No. 20: Approval of a contingent share purchase contract and authority to purchase Foundation Shares

This Resolution authorises and approves the execution of the contingent share purchase contract proposed to be entered into between the Company and The Northern Rock Foundation (the *Foundation*) in relation to the off-market sale and purchase of Foundation Shares. Any such sales and purchases will only be made after the Company has made market purchases of ordinary shares and in order to maintain the Foundation's shareholding at just under 15% of the issued share capital of the Company

This Resolution proposes the approval of a contingent share purchase contract with the Foundation to permit purchases of a proportionate number of Foundation Shares at a price per share equal to the average price paid for any ordinary shares acquired by the Company. The Company nevertheless reserves the right to proceed with a purchase of ordinary shares even if no Foundation Shares are purchased.

Information about Directors proposed by the Board for election and re-election.

Dr Matthew White Ridley, BA, D.Phil

Matt Ridley (aged 47), was appointed Chairman of the Company on 27 April 2004. He was appointed as a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society on 1 June 1994. Dr Ridley is an author and businessman who also holds other Non-Executive Directorships which include Northern Investors Company PLC, Northern 2 VCT plc and P A Holdings Limited. He is Chairman of both the Nominations and Chairman's Committees.

David Frank Baker, BSc, FCIB

David Baker (aged 51) was appointed as the Company's Chief Operating Officer in January 2001. He became an Executive Director of Northern Rock Building Society in January 1996 and was appointed as an Executive Director of Northern Rock plc in October 1996. He is a Fellow of the Chartered Institute of Bankers. In his present role he is responsible for the direction and management of the Company's operations and in particular, Retail Savings, Credit, Customer Services, Personnel, Premises and Legal and Compliance. Mr Baker is Chairman of The Newcastle Employment Bond Limited and a Trustee of the University of Newcastle upon Tyne Development Trust. Mr Baker is a Member of both the Chairman's and Risk Committees.

Robert Frederick Bennett, FCA, ACMA, IPFA

The Group Finance Director, Bob Bennett (aged 57), is a Chartered Accountant. He became an Executive Director of Northern Rock Building Society in November 1993 and was appointed as an Executive Director of Northern Rock plc in November 1996. In his present role, he is responsible for Finance, Treasury, Securitisation, Internal Audit, Risk Management and Institutional Relations. Mr Bennett is also a Trustee of the Northern Rock Pension Scheme and a Non-Executive Director of Greggs plc. Mr Bennett is a Member of both the Chairman's and Risk Committees.

Keith McCallum Currie

Keith Currie, (aged 48) was appointed to the Board as an Executive Director in January 2005. Mr Currie is responsible for the management of the Company's Group Treasury function including liquidity, wholesale funding, derivative portfolios and the management of the Company's securitisation funding and covered bond programmes. Mr Currie is a Member of the Chairman's Committee.

Andy Menze Kuipers

Andy Kuipers (aged 47), was appointed to the Board as an Executive Director in January 2005. He is responsible for the Group's sales, marketing, products and new mortgage loans processing. Mr Kuipers is a Member of the Chairman's Committee.

Michael James Queen, BA, FCA

Michael Queen (aged 43) is the Finance Director of 3i Group PLC. He was appointed to the Board as a Non-Executive Director in January 2005. Mr Queen is a Member of both the Audit and Remuneration Committees.

Rosemary Anne Radcliffe, CBE, MA, MPhil, FIMC

Rosemary Radcliffe (aged 60) was appointed to the Board as a Non-Executive Director on 1 March 2005. She is currently the Chairman of NIAL Holdings PLC and Newcastle International Airport Limited. Until July 2001, she was PricewaterhouseCooper's Chief Economist, and served as a member of PwC's Global Board. She also acted as the first independent Complaints Commissioner for the Financial Services Authority. Miss Radcliffe is currently a member of the Remuneration and Risk Committees.



Form of Proxy – Annual General Meeting 26 April 2005

BEFORE COMPLETING THIS FORM, PLEASE READ THE GUIDANCE NOTES OVERLEAF.

Resolutions	For	Against	Vote Withheld
1 To receive the report and accounts	☐	☐	☐
2 To declare a final dividend on the ordinary shares	☐	☐	☐
3 To re-elect David Frank Baker as a director	☐	☐	☐
4 To re-elect Robert Frederick Bennett as a director	☐	☐	☐
5 To re-elect Dr Matthew White Ridley as a director	☐	☐	☐
6 To elect Keith McCallum Currie as a director	☐	☐	☐
7 To elect Andy Menze Kuipers as a director	☐	☐	☐
8 To elect Michael James Queen as a director	☐	☐	☐
9 To elect Rosemary Anne Radcliffe as a director	☐	☐	☐
10 To re-appoint PricewaterhouseCoopers LLP as auditors of the Company	☐	☐	☐
11 To authorise the directors to fix the remuneration of the auditors	☐	☐	☐

Fold Here

Resolutions	For	Against	Vote Withheld
12 To approve the performance condition for the share schemes	☐	☐	☐
13 To approve the Directors' Remuneration Report	☐	☐	☐
14 To approve the increase in the aggregate limit for non-executive directors' fees	☐	☐	☐
15 To authorise the Company to increase its share capital by the creation of preference shares	☐	☐	☐
16 To authorise the Company to allot unissued shares	☐	☐	☐
17 To disapply pre-emption rights (*)	☐	☐	☐
18 To adopt the new Articles of Association (*)	☐	☐	☐
19 To authorise the Company to purchase its own ordinary shares (*)	☐	☐	☐
20 To approve and authorise the Company to enter into the contingent share purchase contract with The Northern Rock Foundation and to purchase Foundation Shares (*)	☐	☐	☐

(*) Special Resolution

Fold Here

I/We hereby appoint the Chairman of the Meeting **OR** the following person (see note 1 overleaf):

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s). (BLOCK CAPITALS)

☐

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of Northern Rock plc (the "Company") to be held at 11.30 am on 26 April 2005 and at any adjournment of the Meeting. I/We wish my/our proxy to vote on the resolutions proposed at the Meeting as indicated on this form (see notes 7 and 8 overleaf).

☐

Signature (Please sign in the box above)
Any one joint holder may sign

☐ ☐ ☐ ☐ 2 0 0 5

Date

Kindly Note: This form is issued only to the addressee(s) and is specific to the unique Investor Code printed hereon. This form is not transferable between different shareholders. Neither the Company nor Capita IRG Plc accept any liability for any instruction that does not comply with these conditions.

If you wish to attend in person or have appointed a proxy to attend on your behalf please retain the enclosed attendance card for inspection.

Please fold this form once only along the mark indicated and return, using the pre-paid envelope provided. Alternatively you may choose to appoint your proxy electronically (see note 9 overleaf).

NORTHERN ROCK PLC
BONUS MATCHING PLAN

RULES

This Bonus Matching Plan is intended to encourage Participants to stay with the Group and to identify with the interests of shareholders by investing some of their own funds in the Company. An individual who receives a Bonus under the Company's short term cash bonus scheme may elect for all or part of the after-tax amount of his Bonus to be used to acquire Shares which will be deposited for a period of three years under the terms of this Plan as set out below. Alternatively, the Participant may deposit Shares of equivalent value. On joining the Plan the Participant will also become conditionally entitled to a number of additional Shares. At the end of the three-year period, provided the Participant has remained an employee of the Group, the deposited Shares will be released to the Participant together with the additional Shares.

For Bonus Matched Awards granted in or after 2005, entitlement to Shares under the Award will be dependent on the satisfaction of a performance condition, as set out in the Schedule to these rules.

1. DEFINITIONS

1.1 In these rules, unless the context otherwise requires, the following expressions shall have the following meanings respectively:

Award shall mean a Bonus Matching Award and the Bonus Matched Award linked to that Bonus Matching Award;

Bonus shall mean a cash bonus payable under the Scheme;

Bonus Matched Award shall mean a conditional award of additional Shares linked to a Bonus Matching Award, made under rule 2.3 and, subject to rules 3.1(f) and (g), released in accordance with rule 3.1(e) of the Plan;

Bonus Matching Award shall mean an award of Shares made under rule 2.1 of this Bonus Matching Plan;

Committee shall mean the remuneration committee of the Company or another appropriate committee of the board of the Company;

Company shall mean Northern Rock plc;

Control shall have the meaning given to it by section 840 of the Income and Corporation Taxes Act 1988;

Custodian means, in respect of Shares held in uncertificated form, the nominee holder appointed by the Company from time to time;

Employees' Share Scheme shall have the meaning given to it by section 743 of the Companies Act 1985 (being a scheme for encouraging or facilitating the holding of Shares by employees of the Group);

Grant Date shall mean the date on which an Award is made by the Committee under rule 2.6;

Grant Letter shall mean the notification to a Participant setting out the terms of an Award;

Gross Amount of Bonus shall mean the amount of Bonus elected by a Participant under rule 2.1 to be received as a Bonus Matching Award (prior to the deduction of tax thereon);

Group shall mean the Company and the Subsidiaries, and ***member of the Group*** shall be construed accordingly;

Participant shall mean an individual participating in the Plan;

Performance Condition means the performance condition in relation to Bonus Matched Awards as set out in the Schedule to these rules;

Performance Period means, in respect of any Bonus Matched Award (granted in or after 2005), the period of three years commencing on the first day of the financial year in which the Grant Date falls;

Plan shall mean the Northern Rock Bonus Matching Plan;

Restricted Period in relation to a Bonus Matching Award, shall mean the period specified in rule 3.1(b);

the Scheme shall mean the short term cash bonus scheme operated by the Company (but excluding for these purposes the Northern Rock plc Deferred Bonus Plan);

the Secretary shall mean the Secretary of the Company, or some other person nominated by the Committee;

Share shall mean an ordinary share in the capital of the Company (or any other shares representing those shares following any reorganisation of the share capital of the Company);

Subsidiary shall mean any company which at the time qualifies as a subsidiary of the Company under section 736 of Companies Act 1985; and

Trustee shall mean Carey Trustees Limited or other trustee or trustees from time to time of the Northern Rock Employee Trust.

1.2 References to any statute or statutory instrument or to any part or parts thereof include any modification, amendment or re-enactment thereof for the time being in force.

1.3 Words of the masculine gender shall include the feminine and vice versa and words in the singular shall include the plural and vice versa unless in either case the context otherwise requires or is otherwise stated.

2. GRANT OF AWARDS

Bonus Matching Awards

2.1 Following the notification of the amount of any cash Bonus payable under the Scheme, each Participant may be invited by the Committee to elect (in such proportions as the Participant selects) to:

(a) receive all or part of the cash amount of Bonus (after deduction of income tax at the Participant's marginal rate and employees' national insurance contributions, if any) as a Bonus Matching Award; and/or

(b) provide his own Shares with an aggregate value no greater than the cash amount of Bonus (after deduction of income tax at the Participant's marginal rate and employees' national insurance contributions, if any) to comprise a Bonus Matching Award.

2.2 To the extent that:

(a) a Participant elects to receive a Bonus Matching Award using his cash Bonus, the Committee shall arrange to purchase on the London Stock Exchange that number of Shares which can be purchased with the after-tax cash amount available under rule 2.1. For this purpose:

(i) the Committee shall, subject to rule 2.6, have absolute discretion as to when the Shares to comprise a Bonus Matching Award are purchased (and the Committee shall consult with the Company's Brokers and the Group Finance Director or Secretary on the timing of purchases) PROVIDED THAT, unless impracticable, all the Shares required to satisfy Bonus Matching Awards for all Participants shall be purchased on the same dealing day; and

(ii) the Bonus Matching Award shall comprise the nearest whole number of Shares that can be acquired with the amount in rule 2.1 above. Any sum remaining following the acquisition of the Shares shall be paid in cash to the Participant.

(b) a Participant elects to provide his own Shares, the number of Shares that shall comprise the Bonus Matching Award shall be determined by the Committee by reference to the closing price of a Share on the London Stock Exchange on the Grant Date. Shares registered in the name of a Participant's spouse or minor child or in the name of the trustees of a trust of which the Participant, his spouse or minor children are amongst the beneficiaries may, subject to the consent of the Remuneration Committee, also be used by a Participant to comprise his Bonus Matching Award.

Bonus Matched Awards

2.3 Whenever the Committee grants a Bonus Matching Award, it shall also grant a Bonus Matched Award to acquire such maximum number of Shares, subject to these rules, as the Committee shall specify at the time of grant. Such maximum shall not exceed that number of Shares which could be acquired (by reference to their market value at the Grant Date) with the amount (before deduction of tax) of the Bonus elected by the Participant to be used to acquire Bonus Matching Award Shares. Save to the extent that the Committee arranges to satisfy Awards with Shares held by the Trustee, the Committee shall arrange to purchase on the London Stock Exchange the number of Shares required to satisfy Bonus Matched Awards, and any Shares so acquired shall be beneficially owned by the Participant subject to these rules. For this purpose the Committee shall have absolute discretion as to when the Shares to comprise Bonus Matched Awards are purchased (and the Committee shall consult with the Company's Brokers and the Group Finance Director or Secretary on the timing of purchases). Any member of the Group may provide money for the purpose of acquiring Shares to satisfy Bonus Matched Awards. All necessary Shares shall be purchased prior to the grant of Bonus Matched Awards.

2.4 The making of a Bonus Matched Award shall constitute a transfer of beneficial ownership to the Participant of the Shares comprised in that Bonus Matched Award.

2.5 Except as otherwise provided in these rules, the Shares which the Participant may acquire under the Bonus Matched Award will only be released to the Participant at the end of the Retention Period if the Performance Condition as set out in the Schedule to these rules has been satisfied.

Grant Procedure

2.6 As a condition of receiving a Bonus Matched Award, each Participant shall be deemed to have authorised the Company to take such steps with the nominee holder as are necessary to ensure the Participant's Shares are not disposed of until the end of the Restricted Period.

2.7 The Award shall be granted by the Committee within 28 days of the Participant's election to receive the Award unless the making of the Award would be prohibited by law or the Model Code for Securities Transactions by Directors of Listed Companies (or the Company's dealing rules). If at the end of the 28-day period such prohibition remains in force, the Committee shall invite the Participant to reconsider whether he wishes to elect to receive an Award or whether he wishes to receive all of his Bonus in cash.

2.8 Each Award shall be evidenced by a Grant Letter which shall be signed on behalf of the Company.

2.9 Nothing in these rules or in a Participant's contract of employment shall be construed as giving to any Participant a right to receive, or be considered for, an Award. Neither an Award nor the Shares to which it relates shall be pensionable for any purpose.

3. TERMS OF AWARDS

3.1 The main terms of each Award (which shall be set out or referred to in the Grant Letter) shall be as follows:

(a) **Number of Shares** - The Grant Letter shall state the number of Shares comprised in the Bonus Matching Award and the Bonus Matched Award. The Grant Letter will set out the Performance Condition to which the Bonus Matched Award will be subject.

(b) **Restricted Period** - The Restricted Period in relation to a Bonus Matching Award and Bonus Matched Award shall commence on the Grant Date and shall (unless foreshortened pursuant to these rules) expire on the third anniversary thereof (or, in relation to the Bonus Matched Award, such later date on which the result of the Performance Condition can be determined). During the Restricted Period, the Participant shall not sell, transfer, pledge, assign or otherwise dispose of all or any Shares comprised in the Bonus Matching Award or Bonus Matched Award unless (in relation to his Bonus Matching Award only) he gives written notice to the Secretary that (i) he wishes to have all or any of such Shares transferred to him or sold on his behalf (and in that event the Shares comprised in the corresponding Bonus Matched Award shall be automatically forfeited on a pro rata basis), or (ii) he wishes to use all or any of such Shares as security for a loan (and in that event the Committee may consent to such use of the Shares, on terms that the corresponding Bonus Matched Award shall be forfeited on a pro rata basis in the event that the lender realises its security over the Shares). Save as provided, any attempt by the Participant to sell, transfer, pledge, assign or otherwise dispose of such Shares or any interest therein shall result in the automatic forfeiture of the Shares comprised in the corresponding Bonus Matched Award.

(c) **Rights of Participant during Restricted Period** - The beneficial interest in the Shares comprised in a Bonus Matching Award and Bonus Matched Award shall pass to the Participant on the Grant Date. During the Restricted Period, the Participant shall be entitled to receive all dividends payable in respect of the Shares comprised in a Bonus Matching Award and Bonus Matched Award, and shall have the rights commonly enjoyed by a beneficial owner of Shares irrespective of the subsequent forfeiture of Shares comprised in a Bonus Matched Award.

(d) **Registration and Custody of Shares** - The Participant will be registered as the beneficial owner of the Shares comprised in a Bonus Matching Award and Bonus Matched Award (or, subject to the consent of the Remuneration Committee, the beneficial owner shall be registered as his spouse or minor child or the trustees of a trust of which the Participant, his spouse or minor children are amongst the beneficiaries, and where Shares are so

registered the definition of ***Participant*** shall be construed accordingly).

(e) **Lapse of Restrictions** - Within 14 days following the expiry of the Restricted Period, the Company shall take such steps as are necessary (including notification of the Custodian and the Participant) to ensure that the Shares cease to be subject to any restrictions.

(f) **Termination of Employment** - In the event that the Participant ceases to be an employee of a member of the Group during the Restricted Period, and subject to the satisfaction of the Performance Conditions in relation to the Bonus Matched Award (unless the Committee determines otherwise):

(i) by reason of death, the Shares comprised in the Bonus Matching Award and the Bonus Matched Award shall be released in full to the Participant's personal representatives;

(ii) by reason of injury, disability, ill-health or retirement on or after normal retirement age (or early retirement with the consent of the Board), (aa) the Bonus Matching Award shall continue in force until the end of the Restricted Period, at which time the Shares comprised therein shall be released in full, and (bb) the Bonus Matched Award shall continue (as though the Participant had remained in employment) until the end of the Restricted Period at which time the Shares comprised therein shall be released; and

(iii) for any other reason than in (i) or (ii) above, the Shares comprised in the Bonus Matching Award shall be released to the Participant (and the Shares comprised in the Bonus Matched Award shall automatically be forfeited) unless the Committee determines in its absolute discretion that the Award should be treated in accordance with (ii) above.

(g) **Change of Control** - If any person:

(i) obtains Control of the Company as a result of making an offer to acquire Shares which is either unconditional or is made on a condition such that if it is satisfied the person making the offer will have Control of the Company;

(ii) becomes bound or entitled to acquire Shares under sections 428 to 430F of the Companies Act 1985; or

(iii) obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the Court under section 425 of the Companies Act 1985, then the Shares comprised in the Bonus Matching Award (or the proceeds of sale thereof if the Committee thinks fit) shall be released within 30 days of the relevant event. The Performance Condition applying to Matched Awards shall be tested as at such date prior to the change of Control as the Committee concludes to be appropriate. The number of Shares subject to a Bonus Matched Award to be released will be determined accordingly ***provided that*** the Committee shall have discretion to adjust the vesting level if it believes that the Performance Condition would have been met to a greater or lesser extent at the end of the Performance Period.

(h) **Forfeiture of Shares comprised in the Bonus Matched Award** – In the event of all or some of the Shares comprised in a Bonus Matched Award being forfeited under the rules of the Plan, such Shares shall be transferred, pursuant to the authority contained in rule 2.5, to the Trustee or such other person as the Company shall nominate.

4. ADJUSTMENTS

4.1 In the event of any capitalisation issue, rights issue or sub-division or consolidation of or other variation in the ordinary share capital of the Company the Participant shall, in respect of both his Bonus Matching Award and Bonus Matched Award be treated in the same manner as any other holder of Shares, save that (unless the Committee determines otherwise):

(a) in the event of a rights issue in respect of Shares, the Participant shall be required to sell sufficient rights nil-paid (at such time during the rights issue as the Committee thinks fit) as will enable the Participant to acquire with the proceeds of sale the remainder of his rights entitlement PROVIDED THAT the Participant may elect to take up in a personal capacity the rights that would have been sold (and such Shares shall not be subject to this Plan) subject to the Participant providing sufficient funds to give effect to his obligation under the first part of this sub-paragraph (a);

(b) in the event of receipt of cash (other than dividends paid in the normal course) or securities (other than Shares) in respect of Shares (on a demerger or other reorganisation of the share capital of the Company), the Participant shall be required to apply that cash (or the proceeds of sale of such securities), after allowing for tax thereon, in the purchase of further Shares; and

(c) the Participant shall deposit with the Secretary for the remainder of the Restricted Period the certificates in respect of Shares or other securities received in connection with the relevant event.

5. SOURCE OF SHARES

5.1 Unless the Committee invokes this rule, Shares required to satisfy the rights of Participants with respect to Awards shall be purchased on the London Stock Exchange. However, notwithstanding rule 2.2, the Committee may permit subscriptions of Shares to satisfy the rights of Participants with respect to Awards. The aggregate number of Shares which may be issued for such purposes, when added to the number of Shares issued or issuable pursuant to subsisting rights to subscribe for Shares granted under any other Employees' Share Scheme established by the Company, shall not exceed on the date of subscription:

(a) 5% of the issued ordinary share capital of the Company at that date in respect of rights under this Plan and any other Employees' Share Schemes granted in the preceding 10 years; or

(b) 3% of the issued ordinary share capital of the Company at that date in respect of rights under this Plan and any other Employees' Share Schemes granted in the preceding 3 years.

References to issues of Shares shall, for the avoidance of doubt, only include arrangements under which Shares are newly allotted and issued.

6. ADMINISTRATION

6.1 The rights and obligations of any Participant under the terms of his office or employment shall not be affected by his participation in the Plan, and each Participant shall be deemed to waive all and any rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights hereunder as a result of such termination or from the loss or diminution in value of such rights or entitlements.

6.2 All Share certificates and other communications relating to the Plan shall be sent at the Participant's risk.

6.3 Any liability of a Participant to taxation (including, without limitation, income tax and National Insurance Contributions) in respect of an Award shall be for the account of the relevant Participant, and the Participant shall comply with any arrangements specified by the Company for the payment of taxation (including, without limitation, the sale of sufficient Shares to enable the Company to satisfy its obligations in respect of deduction of taxation at source).

7. GENERAL

7.1 The Company reserves the right to terminate the Plan or amend these rules at any time PROVIDED THAT no amendment shall operate to affect adversely any right already acquired by a Participant.

7.2 The Plan shall constitute an Employees' Share Scheme so that financial assistance provided by the Company or its subsidiaries for those purposes shall be lawful by reason of section 153(4)(b) of the Act.

7.3 The Company shall bear all dealing costs and stamp duty relating to the purchase of Shares under the Plan.

7.4 These rules shall be governed by and construed in accordance with English law.

SCHEDULE

Performance Condition for Bonus Matched Awards

1.1 Save as otherwise permitted under these rules, a Bonus Matched Award shall not be released to a Participant unless the Performance Condition as set out in paragraph 1.2 below is satisfied.

1.2 The Performance Condition is that the Company's average real earning per share growth (***EPS***) is at least 3% per annum over the relevant Performance Period.

1.3 For the purposes of paragraph 1.2, EPS shall be calculated on any basis as the Committee may decide from time to time. The Committee may make any adjustments to the method of calculating EPS or any other feature of this Schedule as it considers appropriate to take account of any change to accounting standards or practices affecting the calculation of EPS, or any other factors considered by the Committee to be relevant.

1.4 If the Performance Condition in 1.2 above is satisfied then the Shares under a Bonus Matched Award shall be released to the Participant.

NORTHERN ROCK PLC
DEFERRED BONUS PLAN

RECEIVED
2006 SEP 21 A 8:28

RULES

The Plan is intended to encourage Participants to stay with the Group and to identify with the interests of shareholders by holding Shares. An Executive who receives a bonus under the Company's short term cash bonus scheme may, at the absolute discretion of the Committee, be granted an Award of Shares under the Plan with a pre-tax value equal to the pre-tax value of his bonus under the Bonus Scheme. Executives who are Executive Directors of the Company shall be entitled to receive such an Award in any year in which the Committee operates the Plan. An Executive who is granted an Award pursuant to the Plan must normally continue to hold these Shares and remain an employee of the Group for a period of three years from the Grant Date in order to retain the full number of the Shares so granted to him.

For Awards granted in or after 2005, entitlement to Shares under the Award will be dependent on the satisfaction of a performance condition, as set out in the Schedule to these rules.

DEFINITIONS

1.1 In these rules, unless the context otherwise requires, the following expressions shall have the following meanings respectively:

Award shall mean an award of Shares made under rule 2 of this Plan;

Board shall mean the board of directors of the Company;

Bonus Scheme shall mean the short term cash bonus scheme operated by the Company;

Committee shall mean the remuneration committee of the Company or another appropriate committee of the board of the Company;

Company shall mean Northern Rock plc;

Control shall have the meaning given to it by section 840 of the Income and Corporation Taxes Act 1988;

Custodian means, in respect of Shares held in uncertificated form, the nominee holder appointed by the Company from time to time;

Employees' Share Scheme shall have the meaning given to it by section 743 of the Companies Act 1985 (being a scheme for encouraging or facilitating the holding of Shares by employees of the Group);

Executive shall mean an executive of the Company receiving a bonus under the Bonus Scheme;

Grant Date shall mean the date on which an Award is made by the Committee;

Grant Letter shall mean the notification to a Participant setting out the terms of an Award;

Group shall mean the Company and the Subsidiaries, and ***member of the Group*** shall be construed accordingly;

Participant shall mean an individual participating in the Plan;

Performance Condition shall mean the performance condition in relation to Awards as set out in the Schedule to these rules;

Performance Period shall mean, in respect of any Award (granted in or after 2005), the period of three years commencing on the first day of the financial year in which the Grant Date falls;

Plan shall mean the Northern Rock Deferred Bonus Plan;

Restricted Period shall mean the period specified in rule 3.1(b);

the Secretary shall mean the Secretary of the Company, or some other person nominated by the Committee;

Share shall mean an ordinary share in the capital of the Company (or any other shares representing those shares following any reorganisation of the share capital of the Company);

Subsidiary shall mean any company which at the time qualifies as a subsidiary of the Company under section 736 of Companies Act 1985; and

Trustee shall mean Carey Trustees Limited or other trustee or trustees from time to time of the Northern Rock Employee Trust.

1.2 References to any statute or statutory instrument or to any part or parts thereof include any modification, amendment or re-enactment thereof for the time being in force.

1.3 Words of the masculine gender shall include the feminine and vice versa and words in the singular shall include the plural and vice versa unless in either case the context otherwise requires or is otherwise stated.

GRANT OF AWARDS

2.1 Following the notification of the amount of cash bonus payable to an Executive under the Bonus Scheme in respect of any year, the Committee may, at its absolute discretion, make an Award of Shares to such Executive having a pre-tax value equal to the pre-tax amount of such cash bonus. Executives who are Executive Directors of the Company shall be entitled to receive such an Award in any year in which the Committee operates the Plan.

2.2 The making of an Award shall constitute a transfer of beneficial ownership to the Participant of the Shares comprised in that Award. The shares under the Award shall be forfeited if the conditions in the rules relating to the release of

shares are not satisfied (including those relating to the Performance Conditions).

2.3 Save to the extent that the Committee arranges to satisfy Awards with Shares held by the Trustee, the Committee shall arrange to purchase on the London Stock Exchange the number of Shares required to satisfy Awards. For this purpose the Committee shall have absolute discretion as to when the Shares to comprise an Award are purchased (and the Committee shall consult with the Company's Brokers and the Group Finance Director or Secretary on the timing of purchases).

2.4 As a condition of receiving an Award, each Participant shall be deemed to have authorised the Company to take such steps with the nominee holder as are necessary to ensure the Participant's Shares are not disposed of until the end of the Restricted Period.

2.5 Each Award shall be evidenced by a Grant Letter which shall be signed on behalf of the Company.

2.6 Nothing in these rules or in an Executive's contract of employment shall be construed as giving to any Executive a right to receive, or be considered for, an Award, save that Executive Directors of the Company shall be entitled to receive an Award in any year in which the Committee operates the Plan. Neither an Award nor the Shares to which it relates shall be pensionable for any purpose.

TERMS OF AWARDS

3.1 The main terms of each Award (which shall be set out or referred to in the Grant Letter) shall be as follows:

(a) **Number of Shares** - The Grant Letter shall state the number of Shares comprised in the Award and the Performance Conditions to which they are subject.

(b) **Restricted Period for the Award** - The Restricted Period in relation to an Award shall commence on the Grant Date and shall (unless foreshortened pursuant to these rules) expire on the third anniversary thereof (or such later date on which the result of the Performance Condition can be determined). During the Restricted Period, the Participant shall not sell, transfer, pledge, assign or otherwise dispose of all or any Shares comprised in the Award. Any attempt by the Participant to sell, transfer, pledge, assign or otherwise dispose of such Shares or any interest therein shall result in the forfeiture of the Award.

(c) **Rights of Participant during Restricted Period** - The beneficial ownership of the Shares comprised in an Award shall pass to the Participant on the Grant Date. During the Restricted Period, the Participant shall be entitled to receive all dividends payable in respect of the Shares and shall have the rights commonly enjoyed by a beneficial owner of Shares.

(d) **Registration and Custody of Shares** - The Participant will be registered as the beneficial owner of the Shares comprised in an Award (or the beneficial owner shall be registered as his spouse, subject to (i) the consent of the Remuneration Committee and (ii) the spouse entering into such documentation as the Remuneration Committee requires in order to give effect to rule 2.4; where Shares are so registered, the definition of ***Participant*** shall be construed accordingly).

(e) **Lapse of Restrictions** - Within 14 days following the expiry of the Restricted Period (or earlier release of Shares hereunder), the Company shall take such steps as are necessary (including notification of the Custodian and the Participant) to ensure that the Shares cease to be subject to any restrictions.

(f) **Termination of Employment** - In the event that the Participant ceases to be an employee of a member of the Group during the Restricted Period and subject to the satisfaction of the Performance Condition (unless the Remuneration Committee determines otherwise):

(i) by reason of death, the Shares comprised in the Award shall be immediately released in full to the Participant's personal representatives;

(ii) by reason of injury, disability, ill-health or retirement on or after normal retirement age (or early retirement with the consent of the Board), the Shares comprised in the Award shall be immediately released in full to the Participant unless the Committee determines that such Shares should only be released at the expiry of the Restricted Period;

(iii) by reason of early retirement as permitted under the rules of the Northern Rock Pension Scheme (but without the consent of the Board), *N*/36ths of the Shares comprised in the Award shall be treated in accordance with (ii) above (where *N* is the number of completed months between the Grant Date and the date of cessation of employment), and the balance of the Shares comprised in the Award shall be forfeited unless the Committee determines in its absolute discretion that such balance should also be treated in accordance with (ii) above;

(iv) for any other reason than in (i) to (iii) above, the Shares comprised in the Award shall be forfeited unless (aa) the Committee determines in its absolute discretion that the Award should be treated in accordance with (ii) above, or (bb) in the case of a Participant who is dismissed by the Company in breach of the notice period contained in his employment contract, such notice would (if given on the date of termination) have expired following the end of the Restricted Period.

(g) **Change of Control** - If any person:

(i) obtains Control of the Company as a result of making an offer to acquire Shares which is either unconditional or is made on a condition such that if it is satisfied the person making the offer will have Control of the Company;

(ii) becomes bound or entitled to acquire Shares under sections 428 to 430F of the Companies Act 1985; or

(iii) obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the Court under section 425 of the Companies Act 1985, the Performance Condition applying to Awards shall be tested as at such date prior to the change of Control as the Committee concludes to be appropriate. The number of Shares subject to an Award to be released will be determined accordingly ***provided that*** the Committee shall have discretion to adjust the vesting level if it believes that the Performance Condition would have been met to a greater or lesser extent at the end of the Performance Period.

(h) **Forfeiture of Shares comprised in the Award** – In the event of all or some of the Shares comprised in an Award being forfeited under the rules of the Plan, such Shares shall be transferred, pursuant to the authority contained in rule 2.4, to the Trustee or such other person as the Company shall nominate.

ADJUSTMENTS

4.1 In the event of any capitalisation issue, rights issue or sub-division or consolidation of or other variation in the ordinary share capital of the Company the Participant shall, in respect of the Shares comprised in his Award, be treated in the same manner as any other holder of Shares, save that (unless the Committee determines otherwise):

(i) in the event of a rights issue in respect of Shares, the Participant shall be required to sell sufficient rights nil-paid (at such time during the rights issue as the Committee thinks fit) as will enable the Participant to acquire with the proceeds of sale the remainder of his rights entitlement PROVIDED THAT the Participant may elect to take up in a personal capacity the rights that would have been sold (and such Shares shall not be subject to this Plan) subject to the Participant providing sufficient funds to give effect to his obligation under the first part of this sub-paragraph (i);

(ii) in the event of receipt of cash (other than dividends paid in the normal course) or securities (other than Shares) in respect of Shares (on a demerger or other reorganisation of the share capital of the Company), the Participant shall be required to apply that cash (or the proceeds of sale of such securities), after allowing for tax thereon, in the purchase of further Shares; and

(iii) the Participant shall deposit with the Secretary for the remainder of the Restricted Period the certificates in respect of Shares or other securities received in connection with the relevant event.

SOURCE OF SHARES

5.1 All Shares required to satisfy the rights of Participants with respect to Awards shall be purchased on the London Stock Exchange (save to the extent that the Trustee makes available such Shares). No new issues of Shares shall be made under the Plan.

ADMINISTRATION

6.1 The rights and obligations of any Participant under the terms of his office or employment shall not be affected by his participation in the Plan, and each Participant shall be deemed to waive all and any rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights hereunder as a result of such termination or from the loss or diminution in value of such rights or entitlements.

6.2 All Share certificates and other communications relating to the Plan shall be sent at the Participant's risk.

6.3 Any liability of a Participant to taxation (including, without limitation, income tax and National Insurance contributions) in respect of an Award shall be for the account of the relevant Participant, and the Participant shall comply with any arrangements specified by the Company for the payment of such taxation (including, without limitation, the sale on behalf of the Participant of sufficient Shares (on the date Shares are released hereunder, or within 10 days thereof) to enable the Company to satisfy its obligations in respect of deduction of taxation at source). The Participant shall, if the Committee thinks fit, be given the opportunity to put the Company in funds from a separate source to enable it to pay such taxation, thus enabling the Participant to retain the full number of Shares under the Award. The Participant shall be required to put the Company in funds to pay such taxation liability if a prohibition on dealing in Shares prevents the Participant effecting a sale prior to the date on which the Company is required to account to the Inland Revenue for the taxation due.

GENERAL

7.1 The Company reserves the right to terminate the Plan or amend these rules at any time PROVIDED THAT no amendment shall operate to affect adversely any right already acquired by a Participant.

7.2 The Plan shall constitute an Employees' Share Scheme so that financial assistance provided by the Company or its subsidiaries for those purposes shall be lawful by reason of section 153(4)(b) of the Act.

7.3 The Company shall bear all dealing costs and stamp duty relating to the purchase of Shares under the Plan.

7.4 These rules shall be governed by and construed in accordance with English law.

SCHEDULE

Performance Condition for Awards

1.1 Save as otherwise permitted under these rules, an Award shall not be released to a Participant unless the Performance Condition as set out in paragraph 1.2 below is satisfied.

1.2 The Performance Condition is that the Company's average real earning per share growth (***EPS***) is at least 3% per annum over the relevant Performance Period.

1.3 For the purposes of paragraph 1.2, EPS shall be calculated on any basis as the Committee may decide from time to time. The Committee may make any adjustments to the method of calculating EPS or any other feature of this Schedule as it considers appropriate to take account of any change to accounting standards practices affecting the calculation of EPS, or any other factors considered by the Committee to be relevant.

1.4 If the Performance Condition in paragraph 1.2 above is satisfied then the Shares under the Award shall be released to the Participant.

RECEIVED
2006 SEP 21 A 8:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(DRAFT)

NORTHERN ROCK PLC

ARTICLES OF ASSOCIATION

FRESHFIELDS BRUCKHAUS DERINGER

CONTENTS

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Northern Rock plc

PRELIMINARY

Table A

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985;

address in relation to electronic communications, includes any number or address used for the purposes of electronic communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

board means the directors or any of them acting as the board of directors of the Company;

BSA means the Building Societies Act 1986 as amended by the Building Societies Act 1997 (and, where the context requires, subordinate legislation made thereunder);

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

core business means that part of the business of the Company and its subsidiaries which requires authorisation under the Banking Act 1987;

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share or debenture, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

Foundation means The Northern Rock Foundation, a private company limited by guarantee incorporated in England and Wales with registered number 3416658;

FSA means the Financial Services Authority;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

Junior Obligations means in respect of any Relevant Series:

(a) the ordinary shares of the Company;

(b) any other series of Preference Shares issued by the Company ranking junior as to dividends with the Relevant Series; or

(c) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks junior as to payments with the Relevant Series; or

(d) any other instrument issued by the Company ranking junior as to dividends with the Relevant Series.

London Stock Exchange means the London Stock Exchange plc;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

paid means paid or credited as paid;

Parity Obligations means in respect of any Relevant Series:

(a) any other series of Preference Shares issued by the Company ranking pari passu as to dividends with the Relevant Series; or

(b) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks pari passu as to payments with the Relevant Series; or

(c) any other instrument issued by the Company ranking pari passu as to dividends with the Relevant Series.

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

Society means Northern Rock Building Society;

Transfer Agreement means the agreement required by section 97(4)(b) of the BSA pursuant to which the business of the Society is vested in the Company;

Transfer Document means the document dated 17 February 1997 circulated to members of the Society prior to Vesting, including details of the arrangements for the vesting of the business of the Society in the Company;

uncertificated share means (subject to Regulation 42(ii)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

United Kingdom means Great Britain and Northern Ireland; and

Vesting Date means the date specified in or determined under the Transfer Agreement as the vesting date for the purpose of section 97(6) of the BSA.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

References to a notice or other document being ***sent*** to or by a person include references to such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to, or served on, that person by any method authorised or contemplated by these Articles, and ***sending*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, and save in the case of references to the BSA unless otherwise expressly provided, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Where, in relation to a share, these Articles refer to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time.

PROTECTIVE PROVISIONS

Special quorum and special resolution

4. Notwithstanding any provision in these Articles to the contrary (including, without limitation, the provision relating to the quorum at general meetings), a resolution relating to any of the following matters shall only be effective if it is approved as a special resolution passed at a general meeting of the Company at which the quorum shall be 5 per cent. of the total number of members eligible to vote at a general meeting of the Company present in person or by proxy:

(a) a proposal for the voluntary winding up or dissolution of the Company; or

(b) the amendment, removal or alteration of the effect of this Article; or

(c) a proposal (howsoever described) for the disposal, either in a single transaction or a series of transactions (whether related or not and whether by way of sale, transfer, lease or otherwise), of all or any substantial part of the core business of the Company except for a disposal to a holding company of the Company (as defined in section 736 of the Act) the articles of association of which contain the same restrictions as are contained in this Article and Articles 5 and 6.

This Article shall remain in force until the expiry of the protective period notwithstanding anything to the contrary in these Articles, after which this Article shall be deemed to be of no effect. The validity of anything done under this Article before that date shall not be affected and any action taken under this Article before that date shall not be open to challenge on any grounds whatsoever.

Limitations on shareholders

5.1 Without prejudice to any further restrictions which may be imposed by any addition to or amendment of these Articles (and subject always to the provisions of

section 101 of the BSA as modified or re-enacted from time to time), the Company shall not, at any time during the protective period:

(a) offer for sale or invite subscription for any shares in the Company, or allot or agree to allot any such shares with a view to their being offered for sale; or

(b) allot or agree to allot any share in the Company; or

(c) register a transfer of shares in the Company,

if the effect of the offer, the invitation, the allotment or the registration of the transfer would be that more shares than the permitted proportion would be held by any one person (other than the Society), or by any two or more persons who are parties to a concert party agreement which relates to shares in the Company.

5.2 Any provision (including any altered provision) of these Articles which is to any extent inconsistent with this Article or section 101(1) of the BSA (as modified or re-enacted from time to time) shall, to that extent, be void and any allotment or registration of a transfer of shares in contravention of this Article or section 101(1) of the BSA (as modified or re-enacted from time to time) shall be void.

5.3 This Article shall cease to apply:

(a) if a financial institution becomes a subsidiary undertaking of the Company, or the Company or such an undertaking acquires the whole, or substantially the whole, of the business of such an institution; or

(b) if a special resolution to the effect that section 101 of the BSA shall cease to apply to the Company is passed by the requisite majority of the members of the Company; or

(c) if the Bank of England, in accordance with section 101(4)(c) of the BSA, directs by notice to the Company that section 101 of the BSA shall cease to apply to the Company.

5.4 For the purposes of this Article 5:

(a) shares held by a person in a fiduciary capacity shall be treated as not held by him;

(b) shares held by a person as a nominee for another shall be treated as held by the other; and

(c) shares shall be regarded as being held by a person as a nominee for another if any voting rights attaching to them are exercisable only on the instructions or with the consent or concurrence of that other person.

5.5 Any reference in this Article 5 to shares includes a reference to:

(a) any warrant or other instrument entitling the holder to subscribe for shares; and

(b) any certificate or other instrument issued by or on behalf of the Company and conferring a right to acquire shares otherwise than by subscription;

and for the purposes of Article 5.1 any shares to which any such instrument relates shall be deemed to be held by the holder of the instrument.

5.6 In Articles 4 and 5 and, in the case of paragraphs (c) and (d), in Articles 4, 5 and 6 the expressions:

(a) ***concert party agreement***;

(b) ***financial institution***;

(c) ***the permitted proportion***;

(d) ***the protective period***;

(e) ***the requisite majority***; and

(f) ***transfer***,

shall have the same meaning as in the BSA.

No person other than a Permitted Person to hold more than 15 per cent. of votes

6.1 The purpose of this Article is to prevent until the expiry of the protective period any person other than a Permitted Person from retaining an Interest in Relevant Share Capital which carries more than 15 per cent. of the total votes attaching to Relevant Share Capital of all classes taken as a whole and capable of being cast on a poll.

This Article shall remain in force until the expiry of the protective period notwithstanding anything to the contrary in these Articles. Thereafter this Article shall be deemed to be of no effect, the separate register required under Article 6.2 shall no longer be maintained and any notice calling for a Required Disposal and the powers of the board under this Article in respect of a Required Disposal shall cease to have effect. The validity of anything done under this Article before the expiry of the protective period shall not be affected and any action taken under this Article before that date shall not be open to challenge on any grounds whatsoever.

For the purposes of this Article:

Nominee means a person who holds shares in the Company within a relevant system or otherwise pursuant to a written agreement with the Company on behalf of a third party or a number of third parties;

Disclosure Notice means a notice served pursuant to Article 6.6(a);

Interest means an interest (of any size) in the Relevant Share Capital which would be taken into account in deciding whether a notification to the Company would be required under Part VI of the Original Act but shall for all purposes include (the ***Included Interests***):

(i) rights to subscribe for or convert into, or entitlements to acquire rights to subscribe for or convert into, shares which would on issue or conversion (as the case may be) be comprised in the Relevant Share Capital;

(ii) the interests referred to in section 209(1)(a), (b), (c), (d), (e), (f), (g) or (h) of the Original Act (except those of a bare trustee under the laws of England and Wales and of a simple trustee under the laws of Scotland) or mentioned in section 208(4)(b) of the Original Act (but on the basis that the entitlement there referred to could arise under an agreement within the meaning of sections 204(5) and (6) of the Original Act); and

(iii) any deemed voting concert party interest consequent upon a resolution of the board pursuant to Article 6.5,

and ***Interested*** shall be construed accordingly;

Original Act means the Companies Act 1985 as in force at the date of adoption of this Article and notwithstanding any repeal, modification or re-enactment thereof after that date (including, for the avoidance of doubt, any amendment, replacement or repeal by regulations made by the Secretary of State pursuant to section 210A of that Act to the definition of relevant share capital in section 198(2) or to the provisions as to what is taken to be an interest in shares in section 208 or as to what interests are to be disregarded in section 209) other than any amendment by regulations made by the Secretary of State pursuant to section 210A thereof to the percentage giving rise to a notifiable interest in section 199(2);

Permitted Person means:

(a) the chairman of a meeting of the Company or of a meeting of the holders of Relevant Share Capital or of any class thereof when exercising the voting rights conferred on him under Article 6.10; or

(b) a trustee (acting in that capacity) of any employees' share scheme of the Company; or

(c) any person who has an Interest but who, if his Interest were governed by the laws of England and Wales, would in the opinion of the board be regarded as a bare trustee of that Interest to the extent of that Interest; or

(d) a Stock Exchange Nominee; or

(e) a Nominee, but only in relation to the shares which he holds in his capacity as such on behalf of third parties and not on his own account; or

(f) a person in respect of, and to the extent only of, Interests which exist only by virtue of an obligation (contingent or otherwise) to take up Shares or shares which would be comprised in the Relevant Share Capital on issue or the acquisition of Shares pursuant to an underwriting agreement or subscription agreement or other similar agreement in each case approved by the board (provided that where any such person disposes of any Shares at any time after acquiring an Interest by virtue of an obligation (contingent or otherwise) pursuant to such an agreement, it shall be deemed to be a Permitted Person in respect of only that number of Shares or shares in which it was Interested pursuant to such agreement less the number of Shares or shares of which it has so disposed); or

(g) the Foundation; or

(h) until the Vesting Date, the Society;

Relevant Person means any person (whether or not identified) who has, or who appears to the board to have, an Interest in Shares (or shares which would be comprised in the Relevant Share Capital on issue or conversion) which carry (or would on issue or conversion carry) more than 15 per cent. of the total votes attaching to Relevant Share Capital of all classes taken as a whole and capable of being cast on a poll (calculated in accordance with Article 6.3). For the purposes of this Article, where (i) the board resolves, pursuant to Article 6.11, that it has made reasonable enquiries and that it is unable to determine whether or not a person has an Interest in any particular Shares or shares comprised (or which would on issue or conversion be comprised) in Relevant Share Capital, or (ii) there is failure to comply with a Disclosure Notice as required by Article 6.6 and the board resolves (as provided in such Article) that such Shares be deemed to be Relevant Shares, then the Shares concerned shall be deemed to be Relevant Shares and all persons Interested in them to be Relevant Persons;

Relevant Share Capital means the relevant share capital of the Company (as that expression is defined in section 198(2) of the Original Act);

Relevant Shares means all Shares in which a Relevant Person has or appears to the board to have or is deemed to have an Interest; and, for the purposes of this Article, where the Interest in question falls within section (i) of the definition of ***Included Interests***, the rights or entitlements referred to in such section (and not the shares which are the subject of the rights or entitlements referred to therein) shall (until such right is exercised) be deemed to be Relevant Shares;

Required Disposal means a disposal or disposals of, or of Interests in, such number of Relevant Shares as will cause a Relevant Person to cease to be a Relevant Person, not being a disposal to another Relevant Person (other than a Permitted Person) or a disposal which constitutes any other person (other than a Permitted Person) a Relevant Person;

Share means any share comprised in Relevant Share Capital; and

Stock Exchange Nominee means a person in respect of whom, by virtue of section 185(4) of the Act, the Company is not required to comply with section 185(1) of the Act.

6.2 The provisions of Part VI of the Original Act shall apply as if such provisions extended to the Included Interests, and accordingly the Company, its members and all persons Interested in Shares (or shares which would on issue or conversion be comprised in Relevant Share Capital) shall have the rights and obligations referred to in Part VI of the Original Act (including in relation to Included Interests therein), but so that Included Interests shall, when disclosed to the Company, be entered in a separate register which shall be kept by the Company for that purpose and the provisions of sections 210(3) to (6) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216 (other than subsection (5)), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act shall not apply in respect of Included Interests.

6.3(a) In calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares which would on issue or conversion be comprised in the Relevant Share Capital) of all classes taken as a whole and capable of being cast on a poll at any meeting, there shall be disregarded any votes which, by virtue of this Article, Article 79 or any court order, are precluded (whether temporarily or not) from being cast on a poll at the meeting.

(b) In calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares which would on issue or conversion be comprised in the Relevant Share Capital) and in calculating (for the purposes of determining whether an Interest is notifiable pursuant to Article 6.4) the notifiable percentage, where some or all of the Interest in question falls within section (i) of the definition of ***Included Interests***, there shall only be taken into account the Relevant Share Capital and the shares to which the Included Interest in question relates as if all those shares were in issue or conversion in full had been effected.

6.4 Notwithstanding any amendment by regulations made by the Secretary of State pursuant to section 210A of the Original Act to the percentage giving rise to a notifiable interest in section 199(2) of the Original Act, if the notifiable percentage referred to in section 199 of the Act shall exceed three per cent., the rights and obligations referred to in this Article and the rights and obligations referred to in

Part VI of the Original Act, except sections 210(5) to (8) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216 (other than subsection (5)), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act, shall apply as though such notifiable percentage were three per cent. and as if such provisions extended to Included Interests. If the notifiable percentage referred to in section 199 of the Act shall be less than three per cent., the rights and obligations referred to in this Article shall apply with the substitution of such lesser notifiable percentage for three per cent. and as if such provisions extended to Included Interests. The rights and obligations created by this Article 6 are in addition to and separate from those arising under Part VI of the Original Act or under the Companies Acts.

6.5(a) Without prejudice to the application of section 204 of the Original Act to the definition of ***Interest*** in Article 6.1, where it appears to the board that:

(i) there is an agreement or arrangement between two or more persons with respect to, or to the exercise of, voting rights attaching to Shares; and

(ii) the agreement or arrangement is likely to result in those rights being exercised to a material extent in the same way or for the same purpose with a view to the persons being the parties to the agreement or arrangement being able materially to influence or to control the policy of the Company or the management of its affairs,

the board may at its absolute discretion resolve that a voting concert party exists and if it so resolves each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of this Article) to be Interested in all the Shares to which the voting rights in question are attached.

(b) In this Article 6.5, references to an arrangement include references to an understanding or mutual expectation, whether formal or informal, and whether or not legally binding.

(c) Where the board resolves that a voting concert party exists pursuant to Article 6.5(a) above, it shall (if it is so able), within 21 days after the date of such resolution, send to each of the persons who is party to such agreement or arrangement notice of the resolution.

6.6(a) The board may by notice in writing require any member, or other person appearing to be Interested or appearing to have been Interested in Shares or in shares which would be comprised in the Relevant Share Capital on conversion or issue, to disclose to the Company in writing such information as the board shall require relating to the ownership of or interests (including, without prejudice to the generality of the foregoing, Interests) in the Shares or shares in question as lies within the knowledge of such member or other person (supported if the board so requires by a statutory declaration and/or by independent evidence) including (without limitation):

(i) any information which the Company is entitled to seek pursuant to section 212 of the Original Act;

(ii) any information which the board shall in its absolute discretion deem necessary or desirable in order to determine whether any Shares or rights to subscribe for, or convert into, Shares are Relevant Shares; and

(iii) any information which the board shall in its absolute discretion deem necessary or desirable in order to determine whether any person is or is deemed to be a Relevant Person or otherwise in relation to the application or potential application of this Article.

(b) The board may give a Disclosure Notice pursuant to Article 6.6(a) at any time and the board may give one or more than one such notice to the same member or other person in respect of the same Shares or shares.

(c) Where the holder of any Shares or rights to subscribe for, or convert into, Shares, or any person appearing to be Interested in such Shares or rights, fails to comply with a Disclosure Notice within 21 days (or such lesser period as the board in its absolute discretion considers appropriate in the circumstances) of service of such Disclosure Notice, the board may (in addition to any other remedy it may have under any provision of these Articles, the Companies Acts or otherwise) resolve that such Shares or rights be deemed to be Relevant Shares and/or that all persons Interested in such Shares or rights be deemed to be Relevant Persons.

6.7 If to the knowledge of the board any person other than a Permitted Person becomes or is deemed to be a Relevant Person, the board shall serve a written notice on the registered holder(s) of the Relevant Shares and on any other person or persons who appears to it to be a Relevant Person in relation to those Shares or the relevant rights or entitlements. Such notice shall set out the restrictions referred to in Article 6.10 and call for a Required Disposal to be made within 21 days (or such lesser period as the board in its absolute discretion considers appropriate in the circumstances) of the service of such notice on the registered holder or other such person. The board may extend the period in which such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to it that there is no Relevant Person in relation to the Shares or rights or entitlements concerned. Upon the giving of such notice, and save for the purpose of a Required Disposal under this Article 6.7 or Article 6.8, no transfer of any of the Relevant Shares may be registered until either such notice is withdrawn or a Required Disposal has been made to the satisfaction of the board and registered.

6.8 If a notice served under Article 6.7 has not been complied with in all respects to the satisfaction of the board and has not been withdrawn, the board shall, so far as it is able, make a Required Disposal and shall, so far as it is able, give written notice of such disposal to those persons on whom such notice was

served. The Relevant Person(s) and the registered holder(s) of the Shares or other rights or entitlements disposed of shall be deemed to have irrevocably and unconditionally authorised the board to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the board (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee (with the exception of a Permitted Person) is or would become a Relevant Person) shall be such as the board determines, based upon advice from such bankers, brokers or other persons consulted by the board for the purpose as the board considers appropriate, to be reasonably practicable having regard to all the circumstances including but not limited to the number of Shares or other rights or entitlements to be disposed of and the requirement that the disposal be made without delay; and the board shall not be liable to any person for any of the consequences of reliance on such advice.

6.9 For the purpose of effecting any Required Disposal in the case of certificated shares or other Interests or rights evidenced by a certificate or other document of title (***certificated securities***), the board may authorise any person to transfer the Shares, Interests or rights in question and may enter the name of the transferee in respect of the transferred Shares, Interests or rights in the appropriate register notwithstanding the absence of any share or other relevant certificate being lodged in respect thereof and may issue a new certificate to the transferee and an instrument of transfer executed by such person shall be as effective as if it had been executed by the registered holder of the Shares, Interests or rights and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. In the case of uncertificated shares or other Interests or rights which are permitted to be held or transferred in uncertificated form pursuant to the Regulations, the board may do all acts and things it considers necessary or expedient to effect the transfer of the securities to, or in accordance with, the transferee's directions. The net proceeds of such disposal shall be received by the Company whose receipt shall be a good discharge for the purchase money, and shall be paid (together with interest at such rate as the board considers appropriate and after deduction of any expenses incurred by the board in connection with the sale) to the former registered holder (or, in the case of joint holders, the first named joint holder thereof in the register for the purpose), together with, if appropriate, a new certificate in respect of the balance of any certificated securities to which he is entitled, upon surrender by him or on his behalf of any certificates in respect of the Relevant Shares (or Interests or rights, as the case may be) sold and formerly held by him.

6.10 A registered holder of a Relevant Share on whom a notice has been served under Article 6.7 shall not in respect of such Relevant Share be entitled, until such time as such notice has been withdrawn or the notice has been complied with to the satisfaction of the board, to attend or vote at any general meeting of the Company or meeting of the holders of any class of share capital of the Company and the rights to attend (whether in person or by proxy), to speak and to demand and vote on a poll which would have attached to such Relevant Share had it not been a Relevant Share shall vest in the chairman of any such meeting. The manner in

which the chairman exercises or refrains from exercising any such rights shall be entirely at his discretion. The board shall inform the chairman of any such meeting as aforesaid of any Share or other right or entitlement becoming or being deemed to be a Relevant Share.

6.11 Without prejudice to the provisions of the Original Act and subject to the provisions of this Article, the board may assume without enquiry that a person is not a Relevant Person unless the information contained in the registers kept by the Company under Article 6.2 appears to the board to indicate to the contrary or the board has reason to believe otherwise, in which circumstances the board shall make reasonable enquiries to discover whether, and the extent to which, any person is Interested in Relevant Shares. If the board resolves that it has made reasonable enquiries and is unable to determine whether or not a person is Interested in any particular Shares (or shares which would on issue or conversion be comprised in Relevant Share Capital) then that person shall be deemed to be a Relevant Person and those particular Shares (or, as the case may be, the relevant rights or entitlements) shall be deemed to be Relevant Shares.

6.12 The board shall not be obliged to serve any notice required under this Article to be served upon any person if it does not know either his identity or his address. The absence of service of such a notice in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this Article shall not prevent the implementation of or invalidate any procedure or act under this Article.

6.13 The provisions of Articles 157 to 162 inclusive shall apply to the service upon a member of any notice required by this Article to be served. Any notice required by this Article to be served upon a person who is not a member or to a person who is a member but whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom for service of notices shall be deemed validly served if it is sent through the post in a pre-paid cover addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which the board believes him to be resident or carrying on business or to his last known address as shown on the register of members. Service shall in such a case be deemed to be effected in accordance with the provisions of Article 161.

6.14 Any resolution or determination of, or decision or exercise of any discretion or power by, the board or any director or by the chairman of any meeting under or pursuant to the provisions of this Article 6 (including, without limitation, as to what constitutes reasonable enquiries or as to the manner, timing and terms of any Required Disposal made by the board under Article 6.8) shall be final and conclusive and any disposal or transfer made, or other things done, by or on behalf of, or on the authority of, the board or any director pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The board shall not be required to give any reasons for any

decision, determination or declaration taken or made in accordance with this Article 6.

6.15 The Company shall ensure (and shall, so far as it is able, procure that every other company shall ensure) that any securities which are issued having rights to subscribe for, or convert into, shares which would on issue or conversion (as the case may be) be comprised in Relevant Share Capital shall be so issued on terms that such rights are subject to the provisions of this Article.

SHARE CAPITAL

Share capital

7.1 The share capital of the Company on the adoption of these Articles is £204,625,000 and €25,000,000, divided into 614,000,000 Ordinary Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Ordinary Shares***), 104,469,920 Foundation Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Foundation Shares***), having the rights set out in Article 8 below, and 100,000,000 undesignated sterling preference shares of £0.25 each, and 100,000,000 undesignated euro preference shares of €0.25 euros each (in each case as consolidated or sub-divided from time to time, respectively the ***Sterling Preference Shares***, and the ***Euro Preference Shares*** and together, the ***Preference Shares***), having, subject to the provisions of Articles 7.2 and 7.3 below, the rights set out in Article 8A below.

7.2 The Sterling Preference Shares shall be comprised of two classes of share:

(a) redeemable Sterling Preference Shares (the ***Redeemable Sterling Preference Shares***); and

(b) non-redeemable Sterling Preference Shares (the ***Non-redeemable Sterling Preference Shares***);

In the case of Sterling Preference Shares that are initially created as undesignated Sterling Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Sterling Preference Shares or Non-redeemable Sterling Preference Shares.

7.3 The Euro Preference Shares shall be comprised of two classes of share:

(c) redeemable Euro Preference Shares (the ***Redeemable Euro Preference Shares***); and

(d) non-redeemable Euro Preference Shares (the ***Non-redeemable Euro Preference Shares***);

In the case of Euro Preference Shares that are initially created as undesignated Euro Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Euro Preference Shares or Non-redeemable Euro Preference Shares.

Ownership 8.1 The Foundation Shares may be held only by one or both of the Society and the Foundation and shall not be transferable by the Foundation.

Rights 8.2 The Foundation Shares shall rank pari passu in all respects with the Ordinary Shares save as otherwise provided in these Articles or in the terms of issue of the Foundation Shares.

Right to participate in profits 8.3 Prior to conversion in accordance with Article 8.6, the Foundation Shares shall not, save as set out in Articles 8.4 to 8.25, carry any right to participate in the profits of the Company.

Rights on winding up 8.4 On a return of capital on the winding up of the Company, the Foundation shall be treated for the purposes of any distribution of the assets of the Company as if the Foundation Shares had been converted into Ordinary Shares immediately prior to the date of commencement of the winding up as determined in accordance with section 129 of the Insolvency Act 1986.

Voting rights 8.5 Subject to Article 15.1, prior to conversion in accordance with Article 8.6, the Foundation Shares shall not carry any right to attend or vote at any general meeting of the Company.

Conversion events 8.6.1 Each issued and unissued Foundation Share shall ipso facto be converted into and redesignated as (and references in these Articles to the conversion of the Foundation Shares shall be construed accordingly) one Ordinary Share:

(a) on the date specified by not less than three years' notice in writing given by the Company to the Foundation at any time at least ten years after the Vesting Date; or

(b) if an offer (the ***Offer***) is made to some or all of the ordinary shareholders (other than by way of a Scheme, as defined in Article 8.7) of the Company which is a takeover offer within the meaning of section 428(1) of the Act to acquire the whole or any part of the issued ordinary share capital of the Company and the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Company (prior to the conversion of the Foundation Shares) becomes unconditionally vested in the offeror, on the date such right becomes unconditionally vested in the offeror.

8.6.2 Following a conversion in accordance with Article 8.6.1(b), the Foundation shall be bound to accept the Offer in respect of all of the Ordinary Shares into which the Foundation Shares have been converted, provided that the Offer is expressed to extend to such Ordinary Shares.

to shares resulting from conversion

receive all dividends and (unless an adjustment shall have been made in respect thereof) other distributions declared, made or paid on the ordinary share capital of the Company in or in respect of the accounting period in which the conversion occurs (and whether or not they have been paid prior to such conversion), not being dividends in respect of any earlier accounting period, and shall rank pari passu in all other respects and form one class with the Ordinary Shares then in issue and fully paid.

Schemes of Arrangement

8.7 The Company shall not, while any Foundation Shares remain outstanding, without the Foundation's prior written consent approve (either by a board resolution or by an ordinary resolution of the members of the Company in general meeting) any scheme of arrangement under the Companies Acts in relation to the Ordinary Shares unless the scheme of arrangement extends to the Foundation Shares on the same terms as apply in relation to the Ordinary Shares, and such that the Foundation will receive no less favourable consideration than it would have received had the Foundation Shares converted into Ordinary Shares immediately prior to the scheme of arrangement becoming effective in accordance with section 425(3) of the Act (a ***Scheme***). The Foundation shall be bound to consent to such a Scheme.

Consolidation or sub-division

8.8 The Company shall not, while any Foundation Shares remain outstanding, effect any alteration in the nominal value of the Ordinary Shares by means of a consolidation or sub-division, unless the Foundation Shares are at the same time consolidated or sub-divided in like manner and to like extent.

Capitalisation issues

8.9 The Company shall not, while any Foundation Shares remain outstanding, make any issue of Ordinary Shares credited as fully paid to the holders of Ordinary Shares in their capacity as such (not being an issue which results from (a) the exercise by a shareholder of an option to take a share or shares in lieu of a cash dividend in accordance with Article 147 or (b) the application of Article 153.2 (in which case the provisions of Article 8.12.2 shall apply)) by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) unless at the same time the Company makes a bonus issue of Foundation Shares to the Foundation in the same proportions as the bonus issue of Ordinary Shares.

Rights issues

8.10.1 The Company shall not, while any Foundation Shares remain outstanding, offer or grant by way of rights to holders of Ordinary Shares (i) any new Ordinary Shares, (ii) any options, rights or warrants to subscribe for or purchase new Ordinary Shares, (iii) any convertible loan stock of the Company or (iv) any convertible loan stock issued by a subsidiary of the Company which carries rights to subscribe or exchange for or convert into Ordinary Shares, unless the Company either (as the board may in its absolute discretion, subject to Article 8.13, determine):

(a) in the case of any such offer or grant, makes a like offer or grant at the same time to the Foundation as if the Foundation Shares had been converted in

accordance with Article 8.6, such that the Foundation has the right to acquire the relevant number of new Ordinary Shares, options, rights or warrants, or the relevant nominal amount of convertible loan stock on the same terms as any holder of Ordinary Shares in the Company; or

(b) in the case of any offer of new Ordinary Shares in the Company or of convertible loan stock for which the final conversion date is less than 12 months from the date of the offer (together, the ***Securities***), increases the number of Foundation Shares in the manner specified in Article 8.19 by:

$$\frac{\mathbf{A} \times \mathbf{C}}{\mathbf{B} + \mathbf{C}} \text{ Foundation Shares}$$

where:

A equals the number of Securities which would have been offered to the Foundation had the Foundation Shares been converted immediately before the record date of that offer;

B equals:

(i) in the case of an offer of Ordinary Shares, the price per Ordinary Share at which the new Ordinary Shares are being offered to the holders of the Ordinary Shares; or

(ii) in the case of an offer of convertible loan stock, the price per unit of loan stock divided by the number of Ordinary Shares into which a unit of loan stock will convert once fully paid; and

C equals the average of the middle market quotations (derived from the Daily Official List of the London Stock Exchange) for:

(i) in the case of an offer of Ordinary Shares, nil paid rights to an Ordinary Share for all dealing days during the Reference Period; or

(ii) in the case of an offer of convertible loan stock, nil paid rights to a unit of loan stock for all dealing days during the Reference Period divided by the number of Ordinary Shares into which a unit of loan stock will convert once fully paid

where ***Reference Period*** means all the dealing days on which such rights are dealt in on the London Stock Exchange.

8.10.2 Any adjustment made in accordance with Article 8.10.1(b) shall become effective, in the case of an offer of Ordinary Shares, on the date on which the new Ordinary Shares are unconditionally allotted or, in the case of an offer of convertible loan stock, on the date on which such loan stock is converted into Ordinary Shares.

Other offers — 8.11 The Company shall not, while any Foundation Shares remain outstanding, make any offer of new Ordinary Shares to holders of Ordinary Shares in their capacity as such, other than by way of rights, unless either (as the board may in its absolute discretion, subject to Article 8.13, determine):

(a) the Company makes a like offer to the Foundation as if the Foundation Shares had been converted in accordance with Article 8.6, such that the Foundation has the right to acquire the relevant number of new Ordinary Shares on the same terms as any holder of Ordinary Shares in the Company; or

(b) the number of Foundation Shares is increased in the manner specified in Article 8.19 with effect from the date on which the new Ordinary Shares are unconditionally allotted by the number of new Foundation Shares which in the opinion of the board is fair and reasonable (taking into account in particular the dilution of the conversion rights then applicable as a result of the issue of the new Ordinary Shares and the price at which the new Ordinary Shares are offered).

Vesting Date

8.12.1 The provisions of Article 8.10.1 and Article 8.11 shall not apply on or before the Vesting Date.

Issue of Free Shares after the Vesting Date

8.12.2 The Company shall not, while any Foundation Shares remain outstanding, allot or issue any Ordinary Shares credited as fully paid to any person in accordance with the provisions of Article 153.2 unless the Company at the same time issues to the Foundation:

$$\frac{A}{85} \times 15$$ Foundation Shares

where A equals the number of Ordinary Shares allotted and issued in accordance with Article 153.2.

Offer during final 12 months notice period

8.13 If the Company makes any offer or grant of a kind contemplated by Articles 8.10 and 8.11 during the period of twelve months before the date specified in the notice given by the Company to the Foundation pursuant to Article 8.6.1(a), only the provisions of Articles 8.10.1(a) and 8.11(a) respectively shall apply, and no increase in the number of Foundation Shares will be made without the prior written consent of the Foundation.

Special dividends

8.14.1 The Company shall not, while any Foundation Shares remain outstanding, make any special dividend to holders of Ordinary Shares in their capacity as such (whether on a reduction of capital or otherwise, and unless and to the extent that Articles 8.10 and 8.11 apply), unless a corresponding distribution of an amount determined to be appropriate by the board is made to the Foundation at the same time as if the Foundation Shares had been converted at the record date for such special dividend.

8.14.2 For the purposes of this Article 8.14, ***special dividend*** shall mean any cash dividend or distribution of any kind which the board reasonably determines is "special" or is not paid or made in the ordinary course. If any cash dividend or other distribution is declared, paid or made which is "special" or is not paid in the ordinary course, but if paid or made in a lesser amount would not be a special dividend, only the excess shall be a special dividend for the purposes of this Article. If any dispute arises as to whether or the extent to which a cash dividend or distribution is "special" or not paid or made in the ordinary course, the matter will be referred to the auditors, acting as experts and not as arbitrators, whose certificate shall be conclusive and binding on all concerned in the absence of any manifest error.

Demergers and other dividends *in specie*

8.15 On any distribution *in specie* prior to the conversion of the Foundation Shares, the Foundation Shares shall carry the right to be treated, for the purposes of such distribution, as if the Foundation Shares had been converted into Ordinary Shares as at the record date or time for the distribution.

Reduction of share capital

8.16.1 The Company shall not, while any Foundation Shares remain outstanding, make a reduction of any of the following (otherwise than by way of a Scheme to which Article 8.7 applies) which involves the repayment to any shareholder of any amount paid up on any of its shares or the diminution of any liability in respect of unpaid share capital:

(a) its share capital; or

(b) its share premium account; or

(c) its capital redemption reserve,

unless the reduction is a permitted reduction as defined in Article 8.16.2 or the Company makes at the same time a proportionate reduction in the amount paid up on the Foundation Shares.

8.16.2 A ***permitted reduction*** (whether or not it involves the repayment to any shareholder of any amount paid up on any of the shares of the Company or the diminution of any liability in respect of unpaid share capital) means a reduction:

(a) of the Company's share capital on conversion or redemption or purchase of any of its shares; or

(b) of the Company's share capital as authorised by section 146(2) of the Act; or

(c) of the Company's share premium account as authorised by sections 130(2) and 160(2) of the Act; or

(d) of the Company's capital redemption reserve as a result of its application in paying up unissued shares in the capital of the Company to be allotted to

the members of the Company as fully paid bonus shares, as authorised under section 170(4) of the Act.

Other variations 8.17 If the board determines that any other event (not being an event specified in Articles 8.7 to 8.16) has occurred which has a dilutive, concentrative or other effect on the Foundation Shares which in the opinion of the board is inappropriate, then following each such event the board may determine to make such adjustments to the number of Foundation Shares in issue as, in the opinion of the board, are appropriate to account for the dilutive, concentrative or other effect of the relevant event and which adjustments shall be conclusive and binding on all concerned in the absence of any manifest error and shall be effective as of the date determined by the board.

Certification and notice of adjustment 8.18 If and whenever any one or more of the events or circumstances specified in Articles 8.7 to 8.17 above shall occur or exist, any adjustment shall be such as shall be determined by the board and notified to the Foundation. In the case of any dispute, the adjustment shall be such as shall be certified by the auditors, acting as experts and not as arbitrators, to be fair and reasonable to take account of the relevant event or circumstances. This determination shall be conclusive and binding on all concerned in the absence of any manifest error.

Issue of additional Foundation Shares 8.19 If, as a result of any of the provisions set out in Articles 8.7 to 8.17, the number of Foundation Shares is to be increased, the Company shall issue, by way of a bonus issue to be paid up out of such reserves as the board may determine, additional Foundation Shares to the Foundation. Fractions of Foundation Shares shall not be allotted, but shall be taken into account in any subsequent adjustment.

Purchase of Foundation Shares 8.20 If, as a result of any of the provisions set out in Articles 8.7 to 8.17 above, the number of Foundation Shares held by the Foundation is to be reduced, the Company shall re-purchase such shares from the Foundation at a price of 1p per Foundation Share, to be paid out of such reserves as the board may determine.

Protective provisions 8.21 For so long as the provisions of Article 5 (the ***protective provisions***) apply, shares in the Company will not be offered or allotted to the Foundation and the Foundation shall not be invited to subscribe for shares in the Company (whether pursuant to Articles 8.9, 8.10, 8.11, 8.12.2, 8.16, 8.17 and 8.19 or otherwise) if, and to the extent that, such offer or allotment or subscription would give rise to a breach of the protective provisions, but such shares shall be offered or allotted to the Foundation or the Foundation shall be invited to subscribe for the same, as the case may be, as soon as such allotment is possible without breaching the protective provisions unless the Final Date (as determined in accordance with the provisions of the Deed of Covenant to be entered into between the Foundation and the Company on or before the Vesting Date) has passed, in which case no offer, allotment or invitation to subscribe shall be made to the Foundation.

Procedure on conversion 8.22 The directors shall forthwith upon conversion in accordance with Article 8.6 direct that appropriate entries be made in the register and that written notice of such conversion be sent within 14 days after the date of such conversion to the

Foundation. Forthwith upon receipt by the Company from the Foundation of a certificate or certificates for the Foundation Shares held by it on the date of conversion the Company shall deliver to the Foundation free of charge a new certificate for the Ordinary Shares to which the Foundation shall then have become entitled. In the meantime transfers will be certified against the register.

Application to list following conversion

8.23 If the Ordinary Shares in issue on the date of conversion are listed on the London Stock Exchange or any other recognised stock exchange the Company shall forthwith on conversion make application and take such other action as may be required to list on such exchange the Ordinary Shares arising on conversion of the Foundation Shares.

No deemed variation of rights

8.24 Neither the passing of a resolution of the Company to disapply the requirements of section 89 of the Act or to authorise the allotment of any class of shares in or other securities of the Company, nor the allotment or issue of any such shares or securities, shall constitute a deemed variation of the rights of the Foundation Shares.

Authorities to make necessary adjustments

8.25 The board shall not take any action which will give rise to an adjustment to the number of Foundation Shares held by the Foundation unless the requisite shareholder authorities to give effect to such adjustment are already in place or are granted simultaneously with such action, and it is otherwise lawful for such adjustment to be effected.

Preference Shares

8A.1 All of the Preference Shares shall rank pari passu inter se to the extent that they are expressed so to rank and shall confer the rights and be subject to the limitations set out in this Article 8A. They shall also confer such further rights (not being inconsistent with the rights set out in this Article 8A) as may be attached by the board to any Series (as defined below) of such shares prior to allotment of such series and in particular (but without prejudice to the generality of the foregoing) the board may, pursuant to the authority given by the passing of the resolution to adopt this Article, consolidate and divide and/or sub-divide any Preference Shares into shares of larger or smaller amount (and so that the provisions of Articles 50 and 51 shall, where relevant, apply to any such consolidation, division or sub-division). Whenever the board has the power under this article to determine any of the rights to be attached to any Series of the Preference Shares, the rights so determined need not be the same as those attached to the Preference Shares which have then been allotted or issued. The Preference Shares, including any class of Preference Shares, may be issued in one or more separate series (each, a ***Series***) and each Series shall be identified in such manner as the board may determine without any such determination or identification requiring any alteration to these Articles. Each of the Preference Shares shall, subject to the terms and conditions of issue as the board may determine prior to the issue of any relevant Series of Preference Shares, confer the following rights as to participation in the profits and assets of the Company, attendance at meetings, voting and, in the case of Redeemable Preference Shares, redemption:

(a) Preference Shares shall (subject to the further provisions described below) entitle the members holding the same to receive a preferential dividend (hereinafter called the ***Preference Dividend***), payable at such rate or rates (whether fixed or variable) and on such dates (***Preference Dividend Payment Dates***) to be determined by the board before allotment on the amounts from time to time paid up or credited as paid up thereon and on such other terms and conditions as may be determined by the board prior to allotment thereof and in particular (but without prejudice to the foregoing) the board may determine whether the rights of such shares as regards participation in profits are cumulative or non-cumulative. Unless otherwise determined by the directors prior to allotment, any Preference Dividends on Sterling Preference Shares shall be payable in sterling, and any Preference Dividends on Euro Preference Shares shall be payable in euros. Subject to sub-paragraph (f) below, Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend;

(b) Unless otherwise determined by the board prior to allotment thereof, Preference Shares shall rank as regards participation in profits pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in profits and otherwise in priority to any other shares of the Company.

(c) If it shall subsequently appear that any dividend which has been paid to holders of Preference Shares should not have been so paid, then provided the board shall have acted in good faith, the directors shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made.

(d) The following provisions of this paragraph (d) shall apply in relation to any particular Series of Preference Shares (a ***Relevant Series***) if so determined by the board prior to the allotment thereof:

(i) if the board determines prior to the allotment of a Relevant Series that this Article 8.1.1(d)(i) shall apply to that Relevant Series then dividends shall only be payable on the Preference Shares of such series, when, as and if declared by the board, but without prejudice to paragraph (e) below; or

(ii) if the board determines prior to the allotment of a Relevant Series that this Article 8.1.1(d)(ii) shall apply to that Relevant Series then the following provisions shall apply to that Relevant Series:

(A) if, in the opinion of the board, the distributable profits and distributable reserves of the Company are sufficient to cover the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and also the payment in full of all other dividends stated to be payable on such date on any other Series (including any arrears or deficiency of dividend on

any such other shares that are in cumulative form) expressed to rank pari passu as regards participation in profits, then, subject to sub-paragraph (D) below, the Preference Dividend on all such Series shall be declared and paid in full;

(B) if, on any Preference Dividend Payment Date the distributable profits and distributable reserves of the Company are, in the opinion of the board, sufficient only to enable partial payment of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend on any such other Series that are in cumulative form) ranking pari passu with the Relevant Series as regards participation in profits (together, the ***Participating Shares***), then, subject to sub-paragraph (D) below, the directors shall apply such distributable profits and distributable reserves in paying dividends to the holders of the Participating Shares pro rata to the amount of dividend on the Participating Shares accrued and payable (including any arrears or deficiency of dividend that are in cumulative form) on or before the relevant Preference Dividend Payment Date.

(C) if, on any Preference Dividend Payment Date, the distributable profits and distributable reserves of the Company are, in the opinion of the board, insufficient to enable payment to be made of any of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend that are cumulative in form) ranking pari passu with the Relevant Series as regards participation in profits, then the Company shall not pay the Preference Dividend in respect of either Series;

(D) if, pursuant to the provisions of sub-paragraphs (B) and (C) above, on any occasion a Preference Dividend in respect of a Relevant Series which is not expressed to have a cumulative right as regards participation in profits (or any part thereof) is not paid, the holders of shares of the Relevant Series shall have no claim in respect of such shortfall;

(E) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is expressed to have a cumulative right as regards participation in profits is not paid in full (a ***Preference Dividend***

Shortfall) (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

(I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

(II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any Parity Obligations or Junior Obligations,

until such time as the Preference Dividend Shortfall has been paid or a sum has been set aside for its payment in full.

(F) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is not expressed to have a cumulative right as regards participation in profits is not paid in full (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

(I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

(II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any other Parity Obligations or Junior Obligations,

for such period following the relevant Preference Dividend Payment Date as may be designated by the board prior to issue.

(G) the provisions described in this sub-paragraph shall apply if determined by the board prior to allotment of the Relevant Series and then only where the Preference Dividend

(including any arrears or deficiency of dividend that are in cumulative form) due on any Preference Dividend Payment Date in respect of any Relevant Series is not paid in its entirety pursuant to sub-paragraph (C) (the ***Relevant Dividend***) and the amounts (if any) standing to the credit of the profit and loss account of the Company together with the amount of the reserves of the Company available for the purpose are sufficient to enable the allotments of additional preferences shares referred to in the further provisions of this sub-paragraph to be made in full:

(I) provided that the Company has sufficient authorised but unissued share capital and that the directors are authorised in accordance with section 80 of the Companies Act 1985 to allot the appropriate amount of relevant securities (for which purposes the directors shall, if necessary, call as soon as practicable a general meeting of the Company at which the appropriate resolutions to create such share capital and to obtain such authority are proposed), each holder of shares of the Relevant Series shall, on the date for payment of the Relevant Dividend had such dividend been paid in cash, be allotted such additional nominal amount of preference shares of the same class, denominated in the same currency and carrying identical rights and limitations as the Relevant Series in question, credited as fully paid, as is equal to an amount determined by multiplying the cash amount of the Relevant Dividend (exclusive of any associated tax credit) that would have been payable to him had such dividend been payable in cash by a factor to be determined by the board prior to allotment of the Relevant Series and rounding the resulting sum down to the nearest integral multiple of £1 (in the case of Sterling Preference Shares) and of €1 (in the case of Euro Preference Shares). A holder of Preference Shares receiving an allotment of additional preference shares in accordance with this sub-paragraph shall not be entitled to receive any part of the Relevant Dividend relating to Relevant Series in cash;

(II) subject to the provisos in sub-paragraph (G)(II) above, for the purpose of paying up preference shares to be allotted on any occasion pursuant to this sub-paragraph, the directors shall capitalise out of the sums standing to the credit of the profit and loss account of the Company and/or to the credit of the

Company's reserve accounts (including share premium account) available for the purpose, as the directors may determine, a sum equal to the aggregate nominal amount of the additional preference shares then to be allotted and apply the same in paying up in full the appropriate amount of unissued preference shares of that class or classes in question;

(III) the additional preference shares so allotted shall rank pari passu in all respects with the Relevant Series in respect of which the additional preference shares were so allotted, save only as regards participation in the Relevant Dividend; and

(IV) the board may undertake and do such acts and things as it may consider necessary or expedient for the purpose of giving effect to the provisions described in this sub-paragraph (G).

(e) if, in the opinion of the board, the payment of any Preference Dividend would breach or cause a breach of capital adequacy requirements from time to time applicable to the Company under the UK capital adequacy regime then none of such Preference Dividend shall be declared or paid;

(f) In any calendar year, whether or not any Preference Dividend on any particular Preference Shares has been paid in full and notwithstanding any other provision of these Articles, the board may, if it so resolves, pay (or set aside a sufficient sum for payment of) a special dividend (a ***Special Dividend***) not exceeding (in the case of Sterling Preference Shares) one penny per share or (in the case of Euro Preference Shares) one cent per share on any shares in the capital of the Company in respect of which no dividend has previously been paid in that calendar year. References elsewhere in this article 8A to any dividend payable on any Preference Shares shall not be treated as including a reference to any Special Dividend paid on any particular Preference Shares pursuant to this sub-paragraph (f).

8A.1.2 Capital

(a) On a distribution of assets on a winding-up of the Company or return of capital (other than on a redemption or purchase by the Company of any of its share capital), members holding Preference Shares shall in respect thereof be entitled to receive, out of the surplus assets remaining after payment of the Company's liabilities, an amount equal to the amount paid up or credited as paid up on the Preference Shares together with such premium (if any) as may be determined by the board prior to allotment thereof (and so that the board may determine that such premium is payable only in specified circumstances). Unless otherwise determined by the board prior to allotment, such amount in respect of Sterling Preference

Shares shall be payable in sterling, and such amount in respect of Euro Preference Shares shall be payable in euros.

(b) In addition to the amount repayable on the Preference Shares in accordance with sub-paragraph (a) above there shall be payable a sum equal to the Preference Dividend which would have been payable by the Company in accordance with paragraph (1) above (together, in the case of Preference Shares which are expressed to have a cumulative right as regards participation in profits, with any arrears or deficiency of Preference Dividend), calculated at the annual rate determined by the board before allotment of the Preference Shares in question, in respect of the number of days included in the period commencing with the day following whichever Preference Dividend Payment Date shall most recently have occurred prior to the date of commencement of the winding-up of the Company or return of capital and ending with such date of commencement of winding-up or return of capital, as though such period had been one in relation to which a Preference Dividend would have been payable pursuant to the provisions described in paragraph (1)(a) above and the terms of issue of the Preference Shares in question, but subject always to the provisions described in paragraph (1)(d)(i), (ii) and (iv) above and to the terms on which any particular Preference Shares are issued.

(c) With respect to the amounts payable or repayable under sub-paragraphs (a) and (b) of this paragraph in the event of a winding-up of the Company or return of capital, Preference Shares shall rank pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in surplus assets and otherwise in priority to any other share capital of the Company. Save as may be determined by the board prior to the issue of any particular series of Preference Shares, the holders of Preference Shares shall not be entitled in respect thereof to any further or other right of participation in the assets of the Company upon a winding-up or return of capital.

8A.1.3 Voting

The holders of any series of Preference Shares will only be entitled to receive notice of and to attend any general meeting of the Company:

(1) if the Preference Dividend on the Preference Shares of such series has not, at the date of the notice of the general meeting, been paid in full in respect of such dividend periods as the board may prior to allotment determine, in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote upon any resolution proposed thereat; or

(2) if a resolution is proposed at the general meeting:

(i) for, or in relation to, the winding-up of the Company; or

(ii) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the Preference Shares of such series,

in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote only upon such resolution; or

(3) in such other circumstances, and upon and subject to such terms, as the board may determine prior to allotment.

On a show of hands every holder of Preference Shares who is entitled to vote and who (being an individual) is present in person or (being a corporation) is present by representative shall have one vote. On a poll each holder of Preference Shares present in person or by proxy and entitled to vote shall have such number of votes in respect of each Preference Share as the board may determine prior to the allotment of such shares.

8A.1.4 Redemption of Redeemable Preference Shares

(a) The Redeemable Sterling Preference Shares and the Redeemable Euro Preference Shares (together, the ***Redeemable Preference Shares***) shall, subject to the provisions of the Companies Acts and to the other provisions of this paragraph (4), be redeemable at the option of the Company in whole or in part on any day by the Company giving to each of the holders of the Redeemable Preference Shares to be redeemed not less than fourteen days' prior notice in writing (a ***Notice of Redemption***) and by the Company complying with the other requirements of this paragraph (4).

(b) In the case of a partial redemption under sub-paragraph (a) of this paragraph (4) of this article 8A, the Company shall for the purposes of ascertaining the particular Redeemable Preference Shares to be redeemed cause a lot to be drawn at the office (or at such other place as the board may determine) in the presence of the auditors.

(c) A Notice of Redemption shall specify the particular Redeemable Preference Shares to be redeemed, the date fixed for redemption (the ***Redemption Date***), the amount payable in respect of each such Redeemable Preference Share on redemption and the place in the United Kingdom at which documents of title in respect of such Redeemable Preference Shares are to be presented and surrendered for redemption and payment of redemption moneys is to be effected. Upon such presentation and surrender and against the receipt of such holder for the redemption moneys payable in respect of such Redeemable Preference Shares, the Company shall pay to such holder the amount due to him in respect of such redemption and shall cancel the documents of title so delivered. No defect in the Notice of Redemption or in the giving thereof shall affect the validity of the redemption procedure.

(d) There shall be paid on each Redeemable Preference Share so redeemed the amount paid up or credited as paid up thereon, together (to the extent permitted by the Companies Acts) with any premium paid on issue.

(e) The provisions of this sub-paragraph (e) and the following sub-paragraphs (f) and (h) shall have effect in relation to Redeemable Preference Shares for the

time being issued and registered in the Register of Members (*Registered Shares*) and represented by certificates (***Certificates***) and in relation to Redeemable Preference Shares which, in accordance with Article 9, are for the time being issued and represented by a warrant (***Bearer Shares***). Payment by the Company in respect of the amount due on redemption shall be made, in the case of a Redeemable Sterling Preference Share, by a sterling cheque drawn on a bank in London, and, in the case of a Redeemable Euro Preference Share, by a euro cheque drawn on a bank in England or Frankfurt, or, upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption, by transfer to in the case of a Redeemable Sterling Preference Share, a sterling account maintained by the payee with a bank in London, or in the case of a Redeemable Euro Preference Share, a euro account maintained by the payee with a bank in London or Frankfurt. Such payment will, in the case of a Registered Share, be against presentation and surrender of the relative Certificate at the place or on one of the places specified in the Notice of Redemption and if any Certificate so surrendered includes Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall within fourteen days thereafter issue to the holder, free of charge, a fresh Certificate in respect of such Redeemable Preference Shares. Such payments will, in the case of a Bearer Share, be made against presentation and surrender of the Warrant and all unmatured dividend coupons and talons (if any) at the place or places specified in the Notice of Redemption. Upon the relevant Redemption Date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the Warrant so surrendered represents any Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall issue, free of charge, a fresh Warrant representing such Bearer Shares which are not to be redeemed on such Redemption Date. All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws.

(f) As from the relevant Redemption Date the dividend on the Redeemable Preference Shares due for redemption shall cease to accrue except on any such Redeemable Preference Shares in respect of which, upon the due delivery of the Certificate or, as the case may be, the Warrant and all unmatured dividend coupons and talons (if any) in respect thereof, in accordance with sub-paragraphs (c) and (e) above, payment of the redemption moneys due on such Redemption Date shall be improperly withheld or refused in which case the said dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the date of payment of such redemption moneys. Such Redeemable Preference Shares shall not be treated as having been redeemed until the redemption moneys in question together with the accrued dividend thereon have been paid whereupon such Redeemable Preference Shares shall be treated as having been redeemed.

(g) If the Redemption Date for any Redeemable Preference Share is not, in the case of a Redeemable Sterling Preference Share, a day on which banks in London are open for business and on which foreign exchange dealings may be conducted in

London (a *Sterling Business Day*), or, in the case of a Redeemable Euro Preference Share, a day in which banks in London and Frankfurt are open for business and on which foreign exchange dealings may be conducted in such cities (a ***Euro Business Day***), then payment of the amount payable on redemption will be made on the next succeeding Sterling Business Day or Euro Business Day as the case may be, and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month, whereupon such payment will be made on the preceding Sterling Business Day or Euro Business Day, as the case may be.

(h) The receipt of the holder for the time being of any Registered Share (or, in the case of joint registered holders, the receipt of any one of them) and the receipt of the person delivering any Warrant to the place or one of the places specified pursuant to sub-paragraph (c) above in respect of the monies payable on redemption on such Registered Share or, as the case may be, such Bearer Share, shall constitute an absolute discharge to the Company in respect thereof.

(i) Upon the redemption or purchase of any Redeemable Preference Shares, the directors may (pursuant to the authority given by the passing of the resolution to adopt this article) consolidate and divide and/or sub-divide the authorised, but unissued, Redeemable Preference Share capital existing as a consequence of such redemption or purchase into shares of a larger or smaller amount (and so that the provisions of articles 50 and 51 shall, where relevant, apply to any such consolidation, division or sub-division).

8A.1.5 Further Shares

(a) Save as provided by the terms of issue of any particular Preference Shares, the Company shall not create or issue any further shares ranking as regards participation in the profits and assets of the Company in priority to the Preference Shares.

(b) Any series of Preference Shares or other shares ranking pari passu in some or all respects with the Preference Shares then in issue may (unless otherwise provided by the terms of issue of the Preference Shares then in issue), without their creation or issue being deemed to vary the special rights attached to any Preference Shares then in issue, either carry rights identical in all respects with such Preference Shares or any of them or carry rights differing therefrom in any respect. Unless otherwise provided by the terms of issue, the rights attaching to any Preference Shares shall not be deemed to be varied or abrogated by the purchase, redemption or cancellation by the Company of any of its shares ranking as regards participation in the profits or assets of the Company pari passu with or after such Preference Shares.

SHARE RIGHTS

Shares with special rights

9.1 Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution

determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

9.2 The board may issue share warrants to bearer in respect of any fully paid up shares under a seal of the Company, or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on any such warrant may be applied by mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

9.3 The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

9.4 The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Section 80 authority

10.1 The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

10.2 The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 10.1 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with an issue in favour of the holders of relevant shares where the equity securities respectively attributable to the interests of all the holders of relevant shares are

proportionate (as nearly as practicable) to the respective numbers of relevant shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) the allotment (otherwise than pursuant to Article 10.2(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

Allotment after expiry

10.3 Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

10.4 In this Article:

prescribed period means any period for which the authority conferred by Article 10.1 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 10.2 is given by special resolution stating the section 89 amount;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

11. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 12:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

12. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions 13. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

14. Except as required by law and except to the extent expressly provided in Articles 150 and 164 in relation to the trustee to whom shares may be issued in accordance with the terms of the transfer of the business of the Society to the Company, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

15.1 Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment or issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

(but not otherwise).

When rights deemed to be varied

15.2 For the purposes of this Article, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

UNCERTIFICATED SHARES

Uncertificated shares

16.1 Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

16.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated shares

16.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or the Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, the Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Members' rights to certificates

17. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or in accordance with Article 138 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

18. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

19. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in particular cases) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

20.1 The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

20.2 To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an

uncertificated share, the board may exercise any of the Company's powers under Article 16.3 to effect the transfer of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds

20.3 The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated share or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

24. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

25. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

26. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

27. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined by the Act) but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

28. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

on calls 29. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

30. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

31. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

32. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

e of forfeited shares

33. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where, for the purposes of its disposal, a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the shares to that person. Where, for the purposes of its disposal, a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 16.3 to effect the transfer of the share to that person. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

34. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

35. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

36. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

37. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject, if necessary, to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated shares

38. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

39. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers

40.1 The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

40.2 In the case of a transfer of certificated shares by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

41. The board may refuse to register the transfer of an uncertificated share in any circumstances permitted by the London Stock Exchange, the Regulations and the rules and practices of the Operator of the relevant system. Without prejudice to the generality of the foregoing, the directors shall have the right to refuse to register any transfer which would give rise to a breach of the protective provisions set out in Articles 5 and 6.

Notice of refusal to register

42. If the board refuses to register a transfer of a share in certificated form it shall send to the transferee notice of the refusal within two months after the date on which the transfer was lodged with the Company.

Suspension of registration

43. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

44. No fee shall be charged for the registration of any transfer or other document relating to or affecting the title to a share.

Retention of transfers

45. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

46. If a member dies, the survivor, or survivors where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

47.1 A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him

registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to become holder or to have another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

47.2 The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

48. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 47, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 148. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

49. Subject to the provisions of Article 8, the Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

50. All shares created by ordinary resolution pursuant to Article 49 shall be:

(a) subject to all the provisions of these Articles including, without limitation, provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

51. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form, the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the buyer's directions. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with, the buyer's directions. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

52. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

53. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par).

GENERAL MEETINGS

Types of general meeting

54. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

55. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons or, in the case of a meeting of the holders of Foundation Shares, one person holding or representing by

proxy at least one third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

56. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting, any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

57.1 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Recipients of notice

57.2 Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice: general

58.1 The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 59.3, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(c) the fixing of, or the determining of the method of fixing, the [illegible] of the directors or auditors.

Contents of notice: additional requirements

58.2 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 59.3 arrangements

58.3 The notice shall include details of any arrangements made for the purpose of Article 59.3 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

59.1 The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

59.2 If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 59.1, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid. The provisions of Article 65.2 shall apply to any such adjournment.

Other arrangements for viewing/hearing proceedings

59.3 The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise), by attending a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or

not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

59.4 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 59.3 (including, without limitation, the issue of tickets or the imposition of some other means of selection) which it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member who, pursuant to those arrangements, is not entitled to attend in person or by proxy at any particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 59.3. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

59.5 If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable to hold the meeting at the declared place and/or time, it may change the place and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 86.1(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 86.1(b) at any time not less than 48 hours before any new time appointed for holding the meeting.

Meaning of participate

59.6 For the purposes of this Article 59, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts and these Articles to be made available at the meeting.

Accidental omission to send notice

60.1 The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or the Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by these Articles, to any person entitled to receive it, or the non-receipt for

any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

60.2 The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

61. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present

62. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

63. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman nor any deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

64. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournments: chairman's powers

65.1 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the

meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 59.2), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournments: procedures

65.2 Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion, determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 86 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 86. When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 59.1 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

66. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office, or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

67. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members (including proxies) who are present and who have the right to vote at the meeting; or

(c) any member or members (including a proxy or proxies) who are present and who represent not less than one-tenth of the total voting rights of all the members (including proxies) having the right to vote at the meeting; or

(d) any member or members (including a proxy or proxies) who are present and who hold shares (or who have been appointed to represent a member or members in respect of shares) conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

68. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

69. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

70. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

71. Subject to Article 72 a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

72. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll

demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

73. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

74. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

VOTES OF MEMBERS

Right to vote

75. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote. A proxy appointed, in respect of all or part of such shareholding, by a member who holds shares in the Company pursuant to a written agreement with the Company on behalf of a third party or a number of third parties (a ***Nominee Proxy***) shall on a show of hands also have one vote (and, for the avoidance of doubt, any such proxy will, on a show of hands, be entitled to one vote only, even if that proxy is himself a member or is acting as proxy for more than one member). Subject to any rights or restrictions attached to any shares, on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

76. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

77. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been deposited at the office, or at another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

78. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either

in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act, restrictions if in default

79.1 If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, then the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 147;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the instrument of transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

79.2 The Company shall send a copy of the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

79.3 Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Board may cancel restrictions

79.4 The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

79.5 The Company may exercise any of its powers under Article 16.3 in respect of any default share that is held in uncertificated form.

Provisions supplementary to Article 81

80.1 For the purposes of Article 79:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

80.2 Nothing contained in Article 79 limits the power of the Company under section 216 of the Act.

Errors in voting

81. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting 82. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Supplementary provisions on voting 83. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution 84. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles 85 and 86, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment 85. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 86 not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

The board may, if it thinks fit, but subject to the provisions of the Act, at the Company's expense, send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. Subject to Article 87.2, a member may appoint more than one proxy to attend on the same occasion, provided that, in any such case, the member must state in the appointment of each such proxy the number of shares in respect of which the appointment of that proxy is made.

Delivery/receipt of proxy appointment

86.1 Without prejudice to Article 59.5(b) or to the second sentence of Article 65.2, the appointment of a proxy shall:

(a) in the case of an appointment contained in an instrument, be delivered personally, by post or facsimile transmission to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) at which the person named in the appointment proposes to vote; or

(c) in the case of an appointment contained in an instrument or of an appointment contained in an electronic communication, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an appointment contained in an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Receipt of authority

86.2 Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified

in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a) delivered personally, by post or facsimile transmission to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 86.1(a) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director together with the proxy appointment to which it relates.

86.3 A proxy appointment which is not delivered or received in accordance with Article 86.1, or in respect of which Article 86.2 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Validity of proxy appointment

87.1 A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll and, in the case of a Nominee Proxy only, to confer the right to speak at a meeting. A proxy who is not a Nominee Proxy shall not, except with the permission of the chairman, have any right to speak at a meeting. The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

87.2 If a member appoints more than one proxy and the proxy appointments purport, in aggregate, to confer on those proxies the authority to vote at a general meeting more shares than are at the relevant time held by that member, each of those proxy appointments shall be invalid and none of the proxies so appointed by that member shall be entitled to attend, speak (if relevant) or vote at that general meeting.

Corporate representatives

88. Any corporation or corporation sole which is a member of the Company (in this Article the ***grantor***) may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under

the hand of an officer duly authorised by it) authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

89. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was received by the Company as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument received by the Company at the office or at such other place within the United Kingdom as may have been specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 86.1(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 86.1(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

Limits on number of di[illegible]rs

90. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

91. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

92. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

93. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

94. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

95. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

96. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

97. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such general meeting, he shall vacate office at its conclusion.

Position of retiring directors

98. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

99. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

100. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

101. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

102. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

103. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

104. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

appointment

105. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

106. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 101) on receipt of such notice by the Company at, in the case of a notice contained in an instrument, the office or, in the case of a notice contained in an electronic communication, such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

107. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

108. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may pay all expenses incurred in forming and registering the Company and may exercise all the powers of the Company whether relating to the management of the business of the Company or not. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

109. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

110. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards, etc.

111. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

112. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including the title "director"

113. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

Power to borrow

114. The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

115. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 97; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three-quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by that director and acting in his capacity as such shall constitute a single director for this purpose, so that the signature of either shall be sufficient.

Power of Company to remove director

116. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

117. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

117A. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Article 117 and 118, any such agreement or arrangement may be made on such terms as the board determines.

Additional remuneration for special services

118. Any director who does not hold executive office and who serves on any committee of the board, and by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 117) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

119. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

Appointment to executive office

120. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

Termination of appointment to executive office

121. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

122. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

123.1 Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body

corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

123.2 For the purposes of this Article:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

124.1 The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

124.2 Without prejudice to the provisions of Article 166, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 124.2(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

124.3 No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such

benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

125. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

126. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him at his last known address or such other address (if any) for the time being notified by him or on his behalf to the Company for that purpose or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be given any earlier than notices given to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

127. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

128. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairmen

129. The board may appoint one of their number to be the chairman, and up to two of their number to be deputy chairmen, of the board and may at any time remove any of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead any director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor any deputy chairman is willing to preside or none of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

130. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

131. A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be signed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

Meetings by telephone, etc.

132. Without prejudice to the first sentence of Article 126, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

133.1 Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

133.2 For the purposes of this Article, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

133.3 The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

134. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

135. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

136. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

137.1 The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board, and committees of the board, including the names of the directors present at each such meeting.

of minutes meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings of the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for use of seal

138. The seal shall only be used by the authority of a resolution of the board or of a committee of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. An instrument executed with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company, has the same effect as if executed under the seal. For the purpose of the preceding sentence only, ***secretary*** shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

139. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

140. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

141. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

142. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate, and certify as true, copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board whether in physical form or electronic form; and

(e) any book, record or document relating to the business of the Company whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes, or an extract from the minutes, of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

143. Subject to the provisions of the Companies Acts and of these Articles, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

144. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends

145. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

146. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to

limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

147.1 The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 147.2 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

147.2 The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 147.1.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the *average quotation* for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall give notice to the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be lodged in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or

funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 147.2(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each such holder of elected shares as is arrived at on the basis stated in Article 147.2(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

148. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Interest not payable

149. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Payment procedures

150.1 Any dividend or other sum payable by the Company in respect of a share may be paid by crediting any account which the holder, or in the case of joint holders, the holder whose name stands first in the register, has with the Company, whether in the sole name of such holder or the joint names of such holder and another person or persons, unless the Company has received not less than one month's notice in writing from such holder or joint holders directing that payment be made in another manner permitted by this Article. Any such dividend or other sum which has been paid by crediting such an account shall be treated as having been paid upon such account having been credited with the amount of such dividend or other sum. Any such dividend or other sum may also be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be payable to the order of the holder, or in the case of joint holders, to the order of the holder whose name stands first in the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or, if agreed by the Company, such other means and to or through such person as the holder or joint holders may in writing direct, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the Company in respect of the share may be paid as if he was a holder of the share and his address noted in the register was his registered address. In respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, shall be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company.

150.2 Dividends payable in respect of shares transferred by the Society to holders as a consequence of the transfer of the business of the Society to the Company in respect of which satisfactory registration details have not been received by the Company from such holders or any persons entitled by transmission to such shares, and dividends payable in respect of shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, shall be paid into a separate account in the name of the Company and shall not be paid to such holders, or persons entitled by transmission to such shares, unless and until the Company has received such details from them or, in the case of

any such shares transferred by the Society to a trustee as aforesaid, from the person entitled to such shares under the terms of the trust. Pending the receipt of satisfactory registration details as aforesaid, each dividend paid into such separate account in the name of the Company shall be treated as unclaimed and unsatisfied for the purposes of these Articles. No trust shall be created in relation to the amount from time to time standing to the credit of this account and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned therefrom, which may be employed in the business of the Company or as it thinks fit.

Forfeiture of unclaimed dividends

151. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the Company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

Cessation of payment of dividends

152. The Company may cease to send any cheque or warrant through the post or employ any other means of payment for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if either (a) in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed, or (b) following one such occasion reasonable enquiries have failed to establish any new address of the registered holder. Subject to the provisions of these Articles, the Company may recommence sending cheques or warrants or employing such means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement by notice to the Company and provides such new or corrected information as the Company shall reasonably require.

CAPITALISATION OF PROFITS AND RESERVES

General power to capitalise

153.1 Subject to the provisions of Article 8 and without prejudice to the authority contained in Article 8.19, the board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article 153.1, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or

in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as the board thinks fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

Vesting claims

153.2 Subject to the provisions of Article 8 and without prejudice to the authority contained in Article 8.19, and notwithstanding the provisions of Article 153.1 (which shall not apply to any capitalisation pursuant to this Article 153.2), and subject to compliance with Article 8.12.2, the board may:

(a) subject to Article 10.1, allot and issue Ordinary Shares credited as fully paid at any time in order to satisfy a claim for shares by a person whom the board considers to be entitled thereto under the terms of the Transfer Agreement or, if that person has died, to such person to whom the board considers the right to such shares has been transmitted by operation of law; and

(b) in order to issue such shares credited as fully paid, resolve to capitalise any undistributed profits of the Company (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any, and apply that sum in paying up in full the requisite number of unissued Ordinary Shares of a nominal amount equal thereto.

RECORD DATES

Record dates for dividends, etc.

154. Notwithstanding any other provision of these Articles, the Company or the board may fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTS

Rights to inspect records

155. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

156.1 Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

156.2 Subject to the Companies Acts, the requirements of Article 156.1 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing; use of electronic communications

157. Any notice to be sent or given to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communication to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

sending notice

158.1 The Company may send a notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope and addressed to his registered address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communication to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 158.2; or

(f) by any other method approved by the board.

Website publications by Company

158.2 Subject to the Companies Acts, the Company may send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for this purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout the publication period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

In this Article 158.2, ***publication period*** means:

(i) in the case of a notice of an adjourned meeting pursuant to Article 65.2, a period of not less than seven clear days before the date of the adjourned

referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(ii) in the case of a notice of a poll pursuant to Article 73, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(iii) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

Methods of member etc. sending notice

158.3 Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communication to such address (if any) for the time being notified by or on behalf of the Company for that purpose and referring to this Article 158.3.

Notice to joint holders

158.4 In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes to have been sent to all the joint holders.

Registered address outside UK

158.5 A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent to him using electronic communication shall (provided that, in the case of electronic communication, the Company so agrees) be entitled to have notices or other documents sent to him at that address, but otherwise:

(a) no such members shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such members shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

158.6 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company

shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

158.7 The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice includes website notification

158.8 In this Article (except for Article 158.2) and in Articles 159, 160, 161 and 162, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice to persons entitled by transmission

159. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner authorised or contemplated by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any similar description at the address, if any, in the United Kingdom supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

160. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 79.1 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed given by post

161. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice or other document sent by post shall be deemed to be given to the member on the day following that on which the envelope containing it was posted. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was given.

When notices etc. deemed given by electronic communication

162. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed given to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed given by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason

other document by post to the member.

Notice during disruption of postal services

163. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of such general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been served on all persons who are entitled to have notice of meetings sent to them at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

164.1 The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

164.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 164.1 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 164.1 was a valid and effective instrument duly and properly registered;

valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 164.1 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 164.1 or in any other circumstances which would not attach to the Company in the absence of this Article; and

(g) any reference in this Article 164 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares

165.1 The Company may sell any shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares if:

(a) the shares have been in issue throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period; and

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relative cheque or warrant or been satisfied by the crediting of any account which the holder of such shares has with the Company, whether in the sole name of such holder or jointly with another person or persons at any time during the relevant period; and

(c) the Company has not at any time during the relevant period received:

(i) in the case of holders of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company, satisfactory registration details from the holder of, or person entitled by transmission to, the shares or, in the case of such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust; or

(ii) in the case of holders of shares to whom sub-paragraph (i) above does not apply, so far as the Company at the end of the relevant

person entitled by transmission to, the shares; and

(d) the Company has caused advertisements giving notice of its intention to sell the shares to be published (i) (in the case of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company other than shares in respect of which satisfactory registration details have been received by the Company) in two daily newspapers with a national circulation, and (ii) (in any other case) one in a daily newspaper with a national circulation and another in a newspaper circulating in the area of the address shown in the register of the holder of, or person entitled by transmission to, the shares, and (in either such case) a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates; and

(e) the Company has given notice to the London Stock Exchange of its intention to make the sale,

and any shares which are proposed to be sold under this Article may be selected by the Company at its discretion and any advertisements published by the Company need not refer to the individual names of the holders or individually identify the shares in question.

For the purposes of this Article:

the qualifying period means the period of twelve years immediately preceding the date of publication of the relevant advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates except that, in relation to shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company (other than shares in respect of which satisfactory registration details have been received by the Company), such phrase shall have the foregoing meaning but with the substitution of the period of three years for that of twelve years; and

the relevant period means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (e) above have been satisfied.

For the purpose of (i) sub-paragraph (c)(i) above, a statutory declaration that the declarant is a director of the Company or the secretary and that the Company had not, at any time during the relevant period, received satisfactory registration details in respect of the shares from the holder of, or person entitled by transmission to, the shares or, in the case of any such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust, shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares, and (ii) sub-paragraph (c)(ii) above, a statutory declaration that the declarant is a director of the Company or the secretary and that

during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the Company has become entitled to sell the shares pursuant to this Article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the Company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (e) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (e) above have been satisfied in regard to the further shares, the Company may also sell the further shares.

165.2 The manner, timing and terms of any sale of shares pursuant to Article 165.1 (including but not limited to the price or prices at which the same is made) shall be such as the board determines (and may, without limitation, include a term that the price is payable in instalments), based upon advice from such bankers, brokers or other persons as the board considers appropriate which are consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay; and the board shall not be liable to any person for any of the consequences of reliance on such advice. Provided that a sale is made in accordance with this Article, the validity of the sale shall not, for any purpose, be affected by the fact that the method of sale may confer a benefit on the Company or any of its subsidiary undertakings.

Transfer on sale 165.3 To give effect to any sale of shares pursuant to Article 165.1 the board may:

(a) when the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) when the shares are held in uncertificated form, exercise any of the Company's powers under Article 16.3 to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

An instrument of transfer executed by that person in accordance with paragraph (a) above shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with paragraph (b) above shall be as effective as if exercised by the registered holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase moneys nor

shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

Proceeds of sale

165.4 The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted (the debt being payable not earlier than the date or dates on which the proceeds of sale are received by the Company) to the former holder of, or person entitled by transmission to, the shares or, in the case of shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, to the person entitled to such shares under the terms of the trust for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. For the purposes of calculating the ***net proceeds***, the Company shall be entitled (i) to deduct any costs or expenses incurred by it in connection with the sale and to charge for any services (including, without limitation, the provisions of any guarantee, indemnity, other assurance or support) provided by the Company or any of its subsidiary undertakings in connection with the sale; (ii) to make provision for any taxation which may arise in relation to the sale; and (iii) to deduct any other amounts to which the trustee referred to above may be entitled or for which it may be required to account under the terms of the trust.

WINDING UP

Liquidator may distribute in specie

166.1 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

166.2 The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

Indemnity to directors and officers

167. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in:

(a) defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted; or

(b) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

2004
ANNUAL REPORT AND ACCOUNTS

RECEIVED

2006 SEP 21 A 8:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Annual Report and Accounts
Released	12:02 16-Mar-05
Number	8268J

RNS Number:8268J
Northern Rock PLC
16 March 2005

NORTHERN ROCK PLC

ANNUAL REPORT & ACCOUNTS 2004

The 2004 Annual Report and Accounts for Northern Rock plc are now available on the Company's website www.northernrock.co.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Annual Report and Accounts 2004


northern rock

CONTENTS



MISSION STATEMENT

Northern Rock is a specialised lending and savings bank which aims to deliver superior value to customers and shareholders through excellent products, efficiency and growth.

COMPANY STRATEGY

Northern Rock is a specialised lender providing funds for residential mortgages, secured commercial lending and personal finance. We obtain funds from both on-shore and off-shore personal savings, wholesale money markets and from the securitisation of mortgage assets.

The Northern Rock strategy encompasses efficiency, growth and value for both customers and shareholders.

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency is enhanced by low cost, effective distribution and enables competitive pricing. Capital efficiency is achieved by optimising the use of debt and equity capital.

By growing lending and improving the mix of higher margin products, Northern Rock aims to grow earnings and improve returns to shareholders, at the same time as providing innovative and consumer friendly products to our customers.

THE VIRTUOUS CIRCLE



Cost control
Enhanced eps growth
Improved returns
Enhanced capital efficiency
Competitive products, product innovation and transparency
High quality asset growth





Dr M W Ridley

CHAIRMAN'S STATEMENT

I took on the chair of Northern Rock in April 2004 from Sir John Riddell, whose four years as Chairman saw not only significant growth in assets under management, but also a near doubling of the share price. That record speaks for itself, and I pay tribute to the skill and good humour with which he ran the Board of Northern Rock. He will be a hard act to follow.

Northern Rock once again hit its strategic targets in 2004 despite intense competition, expensive regulation and a sharply slowing market. We grew both assets and profits to record levels. We achieved this by sticking to the markets we know best, maintaining our position as the most cost-effective mortgage lender in the UK and continually adjusting our products to attract profitable business.

This performance has not come at the expense of service to customers, where Northern Rock remains committed to continually improving efficiency, transparency and fairness. Our customers benefit from our "Open Book" policy of making our new mortgage products available to existing borrowers as well as new customers.



Statutory mortgage regulation became effective on 31 October 2004. Extra regulation has plainly added to costs and erected barriers to entry. This may in the long run hamper competition, which has been the most powerful force in getting customers value for money in the mortgage market. None the less, we were compliant with the new regime from the first day.

Northern Rock is a global company in terms of where it raises funds, a national company in terms of where it lends and a regional company in terms of where it employs people: most of our employees are in the North-East of England. During 2004 we created over 1,000 new jobs based in the North-East. The latest stage of our Head Office expansion, which neared completion in 2004, will add capacity for a further 1,000 jobs. We also have plans to redevelop part of our Head Office accommodation to provide facilities for another 1,400 staff.



CHAIRMAN'S STATEMENT (continued)

ECONOMIC AND MARKET BACKGROUND

The British economy remains in reasonable shape in 2005. With the Bank of England Base Rate still low by historical standards, continued low unemployment, well controlled inflation and stable economic growth, the UK continues to offer an attractive environment for home ownership, especially given the limited supply of rented accommodation.

House price inflation has eased, and we expect it to be in line with earnings growth for the next few years. Barring surprises, we see little prospect of a crash, given that mortgages are still comparatively affordable and that credit quality remains good.

We fund our lending from retail deposits, wholesale funding, securitisation and covered bonds. All four funding arms are important to us, and give us access to large international markets where we work to ensure that the supply of affordable funding does not constrain the growth of profitable lending.

SOCIAL RESPONSIBILITY

Northern Rock's primary social responsibility is to prosper. By offering competitive rates to both savers and borrowers, we benefit them. In growing, we benefit our employees by providing new jobs and better working conditions. By meeting our targets, we benefit our shareholders and other key stakeholders.

Likewise, in order to do well it pays us to be a socially responsible business. By that I mean that Northern Rock will prosper if we recruit from all sections of the community, if we find flexible employment practices that suit those who want to work appropriate hours to balance life and work, if we provide good facilities for staff and if we minimise harmful impacts on the environment from our activities. There is, in other words, no conflict between creating shareholder value and being socially responsible. To ensure that we set the highest possible standards of personal and corporate ethics, provide good customer service and give employees a good working environment, we encourage assessments by Ethical Investments





Research Services, support the Work-Life Balance Initiative and maintain a high position in the Business in The Environment Index. But we do not mistake such commitments for action.

On top of the good we can do by doing well, we also remember those not benefiting directly from our prosperity. Northern Rock is consistently one of the top UK companies for corporate giving, because of its donation of 5% of pre-tax profits to The Northern Rock Foundation. In 2004 this amounted to £21.6m.
The Foundation supports local charities and community causes mainly in the North-East of England, a region that is comparatively under-served by charities. I am particularly pleased that our staff continue to take part in voluntary initiatives, fund-raising, mentoring and secondment programmes.

CORPORATE GOVERNANCE

This year has seen substantial changes to the Combined Code on Corporate Governance, with which the Board is obliged to comply or explain. We are in a position to comply with the code in full. The Board's procedures and practices ensure that it identifies and controls risks to the business in a transparent and accountable way. The results of our Board evaluation and appraisal process are summarised in the Corporate Governance statement.

I am pleased that since the year-end, we have strengthened the Board with four new appointments. Two senior executives, Keith Currie, our treasurer, and Andy Kuipers, our sales and marketing director, both joined the Board from 5 January 2005. Michael Queen, an executive director of 3i Group plc, joined the board as a Non-Executive Director on the same date. Furthermore, Rosemary Radcliffe, former complaints commissioner of the FSA and former chief economist of PricewaterhouseCoopers, will also join the Board as a Non-Executive Director, with effect from 1 March 2005.

DIVIDEND

Your board is recommending a final dividend of 18 pence per share making a total for the year 26.5 pence – an increase of 13.7 % on 2003.

CONCLUSION

In highly competitive markets we have once again risen to the challenge and hit strategic targets in 2004. Our business model remains robust: we keep costs low, invest in product and process innovation, give our customers transparency and so add low-risk assets to our balance sheet to provide attractive returns to our shareholders. We fund this growth through retail, wholesale and securitised channels.

We have always told shareholders that we can perform well in a weak housing market as well as a strong one. Our results differentiate us from our competitors and if, as expected, the housing market slows further in the coming year it will remain sufficiently large to enable us to achieve our targets without compromising on credit quality.

I am grateful to my Board colleagues, to management and all Northern Rock staff for their ingenuity, hard work and success in 2004.



CHIEF EXECUTIVE'S REPORT



Adam J Applegarth

In 2004 Northern Rock delivered excellent results including:

- RECORD PRE TAX PROFITS OF £431.2 MILLION - A LIKE-FOR-LIKE INCREASE OF 13.0%
- ASSETS UNDER MANAGEMENT OF £64.9 BILLION - AN INCREASE OF 24.9%
- RECORD NET LENDING OF £12.9 BILLION - AN INCREASE OF 51.9% AND A MARKET SHARE OF 11.2%
- RATIO OF COSTS TO ASSETS UNDER MANAGEMENT IMPROVED TO 0.38% (2003 UNDERLYING - 0.41%)
- RETURN ON EQUITY OF 21.3%
- TOTAL DIVIDEND PER SHARE 26.5P - AN INCREASE OF 13.7%
- THE NORTHERN ROCK FOUNDATION - SUPPORTING CHARITABLE CAUSES - TO RECEIVE £21.6 MILLION


J.RANK LTD
BALTIC FLOUR MILLS

2004 has been a very challenging year and so I am delighted to announce results that show record growth, record profits and further improvement in earnings per share.

High quality asset growth and cost efficiency form the essence of our strategy. Through a combination of being a small stock player, having a unit cost advantage and retaining customers, whilst attracting new borrowers and savers, we are able to grow our assets under management strongly, leveraging our equity capital to enhance shareholder returns. Cost efficiency is key to our strategy, as this allows profitable growth of the business and the manufacture of competitive products for our customers.

Our core products of mortgages, savings and personal loans all performed well in 2004. They were complemented by general insurance and protection products offered in conjunction with our partners, providing our customers with both choice and peace of mind.

During 2004 we invested significantly in our infrastructure, both in terms of technology and commencement of the latest phase of planned building expansion at our Head Office site. The demands of regulation show no signs of abating and our cost base also absorbed an extra £3.6 million from increased regulatory requirements. However, growth in operating expenses was well contained.

We continue to pursue a multi-channel distribution strategy and have opened several specialist mortgage branches in key areas around the country. These additions further strengthen our franchise and provide a logical extension to complement our existing network. In addition to this important investment, we continue to invest in other channels, encouraging e-business links with both mortgage intermediaries and direct customers.

LENDING

During 2004 we once again delivered record levels of low risk lending. Gross lending was £23,342 million, an increase of 34.8% over the previous year, with net lending of £12,932 million, an increase of 51.9%. We achieved gross residential lending of £20,051 million, an increase of 31.8% over 2003 and net residential lending of £11,383 million, an increase of 44.8%, which represented 11.2% of the UK market.

Our mix of new residential lending during the first half of 2004 reflected the shift in customer preferences towards discounted products. In the second half, as interest rates moved closer to their cyclical peak and the price of fixed rate products reduced, short term fixed rate lending was more prevalent. Our lifestyle range of products, including our credit bundling product, "together", residential Buy to Let and Lifetime Home Equity Release Mortgages (HERM), which allow older borrowers to withdraw equity from their home to aid retirement income, continued to be popular. We remain at the forefront of providing a competitive choice of products for homeowners and homebuyers, whether they are new or existing customers.

With the Bank Base Rate remaining low by historical standards, continued low unemployment, inflation well controlled and stable UK economic growth rates, fundamentals will remain supportive to home ownership. The remortgage market, which accounted for around 40% of UK gross lending in 2004, will also remain strong, particularly as interest rates appear close to their cyclical peak and the incidence of overhanging redemption charges has diminished.

Due to our relative size and focus on the retention of existing customers our net lending figures are higher than our natural share of the market. Our competitive pricing and transparent approach,



combined with our Mortgage Review Service support our retention performance and limit the impact of redemptions from our portfolios. Consequently our net lending is very strong with volume growth of gross lending being leveraged further by low redemptions.

As borrowers seek to refinance to obtain better deals, Northern Rock, with its unit cost advantage and transparent policy, remains well placed to deliver its growth objectives. As a result Northern Rock should not be considered as a proxy for either the housing market or the industry's net lending figures. We are a major player in the wider mortgage market, which importantly includes remortgaging and remains a key part of our growth plans.

We have grown our commercial lending and personal unsecured lending portfolios steadily, maintaining our emphasis on quality. We maintain an appropriate balance in these books relative to our overall assets under management.

FUNDING

Funding remained strong during 2004. All three traditional funding arms – retail funding, wholesale funding and securitisation – continued to perform well. We added a fourth stream by completing an inaugural covered bond issue in April 2004. Our funding platform is flexible, diverse and robust.

Our retail funding franchise remains an important part of our funding strategy. Retail funding inflows were restrained during the first half of the year following successful non-retail activities. During the second half, however, we funded strongly attracting over £1 billion of new funds, representing our strongest ever half-year performance. The overall increase in retail balances during 2004 was £896 million resulting in total retail balances under management of £17.2 billion at the year-end.

We have a broad distribution platform of branch, postal, telephone and on-line accounts, as well as off-shore and Ireland operations, which we will continue to develop. In particular we have seen strong inflows in our Silver Savings account, for over 50's, which attracted balances of over £1.25 billion, following its launch in September 2004. We also funded strongly in fixed rate bonds where contractual guarantees provided customers with added confidence.

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. We have continued to develop our non-retail funding in international markets with further funding diversification in Continental Europe, North America and Asia. By diversifying our funding geographically and by mixing the term of funding appropriately over short, medium and long term horizons we are able to underpin our growth aspirations, whilst reducing the risk to our platform. During the year net new wholesale funding totalled £2.77 billion, increasing balances to £19.7 billion.



Our residential securitisation programme is firmly established as a reliable source of funding, a reflection of the high credit quality of Northern Rock's loan book and the huge investor appetite for this type of financial instrument. During 2004, we issued £11.1 billion of securitised notes. Assets under management subject to securitisation now amount to £22.3 billion, representing 40% of our lending portfolios. Securitisation, with increasing diversification, will continue to play an important role in funding our future growth plans as well as contributing to capital efficiency.

Already in 2005 we have raised a further US$1.75 billion under our US Medium Term Note programme and £4.5 billion from our fourteenth residential securitisation transaction further strengthening the split between short term and medium term funding.

CREDIT QUALITY

The credit quality of our assets remains very strong. We do not attract volume growth at the expense of quality. The credit quality of our lending is excellent and continues to be tightly monitored and controlled. We operate rigorous underwriting processes that include credit checking and affordability tests. Our monthly behavioural scoring system confirmed during 2004 that there were no early warning signs of significant credit deterioration. Even though mortgage balances have grown significantly, we have not increased our appetite for risk.

The arrears performance of our residential lending book improved further during 2004 with only 0.37% of accounts three months or more in arrears compared with 0.45% the year before. Once again, despite significant growth in mortgages under management we have been able to reduce the percentage of loans in arrears. Overall our residential arrears remain below half the industry average.

Commercial loan arrears and standalone personal unsecured loan arrears are also significantly better than industry average, reflecting our policy of attracting high quality lending. Our provisioning policies remain prudent and we have no loan exposure outside the UK, nor exposure to unsecured commercial lending or leasing.

OUTLOOK

Our strategy of combining competitive products, effective distribution and efficient customer service, driven off a low unit cost base works well. We will continue to develop our business so that it is highly focussed, resilient and scalable to meet our growth aspirations. By continuing to deliver our strategic targets and maintaining our responsible approach to lending we will continue to enhance value for our customers and our shareholders in the future.

We expect the housing market to slow but activity will be underpinned by relatively low interest rates, continuing low levels of unemployment and a restricted supply of new housing stock. The attractive pricing for new customers and the further erosion of overhanging redemption charges should ensure that levels of remortgaging will more than offset the level of slowdown in the housing market. Our small market share allows us significant room for growth regardless of overall market performance. This should enable us to achieve our strategic growth range of 20% +/− 5% in high quality, low risk, assets under management.

We are relatively small, have a unit cost advantage, retain existing customers well and are increasingly good at attracting new loans. Our broad funding platform, efficient distribution network and continued investment in buildings, systems and people will enable us to originate and service increased volumes of profitable business. We are therefore well placed to continue to deliver strong growth in high quality, low risk assets. Our strategic targets remain unchanged for 2005 and beyond, reflecting our confidence in our business model to deliver and maintain shareholder value.



THE BOARD

During 2004, the number of meetings attended by each Director was as follows:

	Board	Audit	Nominations	Remuneration	Chairman's	Risk
Number of meetings held in 2004	11	6	3	2	1	4
Non – Executive Directors						
Dr M W Ridley, BA, D.Phil Chairman - (appointed Chairman 27 April 2004)	11	3	3		1	1
Sir George Russell, CBE, D.Eng., BA – Senior Independent Director	7	4		2		2
Sir Derek Wanless, MA, FCIB, MIS	10	5	3	1		4
N Pease, BA	10	5		2		4
Sir Ian Gibson, CBE	10	5	3	2		4
N A H Fenwick, MA	10	6		1		3
Sir John Riddell, Bt., CVO, MA, CA - (Retired 27 April 2004)	4		1			
Sir David Chapman, Bt., DL, B.Comm - (Retired 27 April 2004)	3	1				
Executive Directors						
A J Applegarth, BA	11				1	4
D F Baker, BSc, FCIB	11				1	4
R F Bennett, FCA, ACMA, IPFA	11				1	4



EXECUTIVE DIRECTORS


R F Bennett
Group Finance Director
K M Currie
Treasury Director
(appointed 5 January 2005)
C Taylor
Company Secretary
A M Kuipers
Sales & Marketing Director
(appointed 5 January 2005)
A J Applegarth
Chief Executive
D F Baker
Chief Operating Officer

Dr M W Ridley, BA, D.Phil

Matt Ridley (aged 47), was appointed Chairman of the Company on 27 April 2004. He was appointed as a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society on 1 June 1994.
Dr Ridley is an author and businessman who also holds other Non-Executive Directorships which include Northern Investors Company PLC, Northern 2 VCT plc and P A Holdings Limited. He is Chairman of both the Nominations and Chairman's Committees.

A J Applegarth, BA

Adam Applegarth (aged 42) has worked for Northern Rock for 21 years. He became an Executive Director of Northern Rock Building Society in January 1996, was appointed as an Executive Director of Northern Rock plc in October 1996 and subsequently became the Company's Chief Executive in March 2001. Mr Applegarth is a governor of the Royal Grammar School, Newcastle upon Tyne. Mr Applegarth is a Member of both the Chairman's and Risk Committees.

D F Baker, BSc, FCIB

David Baker (aged 51) was appointed as the Company's Chief Operating Officer in January 2001. He became an Executive Director of Northern Rock Building Society in January 1996 and was appointed as an Executive Director of Northern Rock plc in October 1996. He is a Fellow of the Chartered Institute of Bankers. In his present role he is responsible for the direction and management of the Company's operations and in particular, Retail Savings, Credit, Customer Services, Personnel, Premises and Legal and Compliance. Mr Baker is Chairman of The Newcastle Employment Bond Limited and a Trustee of the University of Newcastle upon Tyne Development Trust. Mr Baker is a Member of both the Chairman's and Risk Committees.

R F Bennett, FCA, ACMA, IPFA

The Group Finance Director, Bob Bennett (aged 57), is a Chartered Accountant. He became an Executive Director of Northern Rock Building Society in November 1993 and was appointed as an Executive Director of Northern Rock plc in November 1996. In his present role, he is responsible for Finance, Treasury, Securitisation, Internal Audit, Risk Management and Institutional Relations. Mr Bennett is also a Trustee of the Northern Rock Pension Scheme and a Non-Executive Director of Greggs plc. Mr Bennett is a Member of both the Chairman's and Risk Committees.

K M Currie

Keith Currie, (aged 48) was appointed to the Board as an Executive Director in January 2005. Mr Currie is responsible for the management of the Company's Group Treasury function including liquidity, wholesale funding, derivative portfolios and the management of the Company's securitisation funding and covered bond programmes. Mr Currie is a Member of the Chairman's Committee.

N A H Fenwick, MA

Adam Fenwick (aged 44), was appointed to the Board as a Non-Executive Director in November 2003. He is an Executive Director of Fenwick Limited and a Non-Executive Director of John Swire and Sons Limited. He is also a Trustee of Newcastle Theatre Royal Trust Limited. Mr Fenwick is a Member of both the Audit and Remuneration Committees.

Sir Ian Gibson, CBE

Sir Ian Gibson (aged 58), was appointed to the Board as a Non-Executive Director in September 2002. He is Chairman of BPB plc and a Non-Executive Director of GKN plc and Chelys Limited. He was also a member of the Court of the Bank of England from 1999 to 2004. Sir Ian is a Member of the Audit, Nominations, Risk, and Remuneration Committees.

A M Kuipers

Andy Kuipers (aged 47), was appointed to the Board as an Executive Director in January 2005. He is responsible for the co-ordination and direction of the Group's sales, marketing, products and new mortgage loans processing activities. Mr Kuipers is a Member of the Chairman's Committee.

N Pease, BA

Nichola Pease (aged 43), is Chief Executive of J O Hambro Capital Management Limited and a Non-Executive Director of Grainger Trust PLC. She was appointed as a Non-Executive Director of Northern Rock plc in February 1999. Ms Pease is Chairman of the Remuneration Committee and is a Member of the Audit Committee.

M J Queen, BA, FCA

Michael Queen (aged 43) is the Finance Director of 3i Group PLC. He was appointed to the Board as a Non-Executive Director in January 2005. Mr Queen is a Member of both the Audit and Remuneration Committees.

Sir George Russell, CBE, D.Eng., BA

The Senior Independent Director, Sir George Russell (aged 69), was appointed a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society as a Non-Executive Director in 1985. He is also Deputy Chairman of ITV plc. Sir George is a Member of both the Remuneration and Risk Committees.

Sir Derek Wanless, MA, FCIB, MIS

Sir Derek Wanless (aged 57), joined the Board as a Non-Executive Director in March 2000. He was previously Group Chief Executive of National Westminster Bank plc from 1992-1999. He is also a Non-Executive Director of Northumbrian Water Group plc. Sir Derek is Vice Chairman of the Statistics Commission and a Trustee of the National Endowment for Science, Technology and the Arts. Sir Derek is Chairman of both the Audit and Risk Committees and a Member of the Nominations and Remuneration Committees.

Note: On 27 April 2004 Sir John Riddell and Sir David Chapman retired from the Board of Directors.

Northern Rock plc (the Company) regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to the Company's shareholders for corporate governance, and the following describes how the Company applies the principles and provisions contained in the Combined Code of Corporate Governance published in July 2003 (the Combined Code). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code and, where they do not do so, to provide a clear explanation of why they do not comply. For the period 1 January 2004 to 31 December 2004, the Company complied with all aspects of the Combined Code.

THE BOARD OF DIRECTORS
The Board of Directors meets regularly throughout the year, retains full and effective control over the Company and its subsidiaries (the Group), is collectively responsible for the success of the Group and determines its strategy and policies whilst monitoring performance. The Board met eleven times during 2004 and, after the retirement of Sir John Riddell and Sir David Chapman on 27 April 2004, comprised the Chairman, the Senior Independent Director, four other Non-Executive Directors, the Chief Executive and two other Executive Directors.

The Board has a formal written schedule of matters reserved for its review and approval and has adopted a detailed procedures manual which covers the responsibilities and procedures of the Board, its Committees and its officers. This includes setting policies for Balance Sheet structural risk management, the raising of Non Retail Funds, Liquidity and Credit Risk, the setting of capital expenditure budgets, the declaration of dividends and the approval of the Annual Report and Accounts.

Authority for the execution of approved policies has been delegated by the Board to the Company's Executive Committee and the Chief Executive. The Executive Committee comprises the Chief Executive, the other Executive Directors and the Company Secretary.

Within the parameters set out in the Committee's terms of reference, the Executive Committee has responsibility for facilitating the Company's effective operation to ensure that it meets its objectives through the implementation of the Strategic and Operational Plans. The Committee also monitors developments in the Company's core markets, and examines, appraises and reviews defence initiatives, potential acquisitions and corporate finance initiatives. It also establishes processes to control, appraise and review the implementation of any new procedures that are agreed upon.

The Management Board Asset and Liability Committee is responsible for overseeing the management and review of the Company's balance sheet risk profile and processes together with the Company's balance sheet, profit and loss and liquidity profiles. In addition, the Committee has authority to authorise use by the Company of structured financial products and private equity investments in accordance with the polices and procedures set down in the Corporate Finance and Structured Financial Policy statement approved by the Board.

A clear division of responsibility exists between the Chairman, who is responsible for running the Board, and the Chief Executive who has responsibility for running the business. This division is clearly set out in the Chairman's letter of appointment and the Chief Executive's job description.

APPOINTMENTS TO THE BOARD
The Company's Articles of Association require that each Director stands for re-election at least every three years and that Directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The Directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

The Company's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday.

DIRECTORS
More than half of the Board comprises Non-Executive Directors all of whom have experience in a wide range of commercial and banking activities. The Board considers all of the Non-Executive Directors to be independent for the purposes of the definition in the Combined Code. This requires the Board to determine whether each Director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgement.

Sir George Russell, who was appointed Senior Independent Director of the Company on 27 April 2004, was first elected to the Board as a Non-Executive Director in September 1997 immediately prior to demutualisation, having served as a Director of Northern Rock Building Society between 1985 and 1997. The Board has no hesitation in confirming Sir George's independence for Combined Code purposes, and is satisfied that his period of service as a Director of Northern Rock Building Society should not be aggregated with his period of service as a Director of the Company in view of the different legal structure and business objectives of the two entities. The Board is also satisfied that Sir George's deferred membership of a Northern Rock Building Society pension scheme does not affect his independence. Sir George ceased to accrue pension benefits after 30 June 1997 and will become eligible to receive a pension on 25 October 2005 or on his earlier retirement from the Company. In accordance with the Company's policy Sir George Russell will retire from office at the conclusion of the 2006 AGM.

As a highly experienced company director, Sir George's sound judgement and challenging approach ensure that he makes a significant contribution to the work of the Board and its Committees. He and the other Non-Executive Directors also provide close scrutiny of the performance of management and the reporting of its performance.

It is the Company's policy that every Director should receive appropriate training on the first occasion that he or she is

appointed to the Board, and subsequently as necessary. A detailed induction process exists for new Directors and, to ensure that Directors are able to discharge their responsibilities effectively, this is supported by an ongoing training programme. As part of the annual appraisal process, Directors are asked to identify areas where additional training is required.

To enable the Board to function effectively, all Directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. The Company arranges additional, specific training or support for any Director who requests it.

The Chairman ensures that all Directors are properly briefed on issues to be discussed at Board meetings. All Directors are able to obtain further advice or seek clarity on issues raised at Board meetings from within the Company or from external professional sources. All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. Additionally, the Company Secretary provides regular reports to the Board to ensure that it remains up to date on the latest regulatory, legal and governance developments relevant to the Company and its officers. Where necessary, the Directors are able to take independent professional advice at the Company's expense.

CHAIRMAN'S APPOINTMENT

As announced on 17 July 2003 Dr M W Ridley succeeded Sir John Riddell as Chairman of the Company on 27 April 2004. The selection process to identify Sir John's successor commenced in 2002 and was conducted by the Nominations Committee in accordance with governance standards and best practice in force prior to the publication of the revised Combined Code.

The Nominations Committee concluded that Dr Ridley was the best person for appointment as Chairman because of his exceptional leadership skills and business acumen. Additionally, the Committee concluded that Dr Ridley satisfied the important requirements of demonstrating experience of the way in which the Company operated and an understanding of how it developed so that he was best equipped to lead its continued evolution.

Dr Ridley was first elected to the Board in September 1997. In the opinion of the Board, Dr Ridley was independent (for the purposes of the revised Combined Code) on his appointment as Chairman. Dr Ridley's letter of appointment sets out his role and responsibilities and the time commitment expected of him. A copy of his letter of appointment will be available for inspection at the Annual General Meeting.

BOARD APPRAISAL

The Combined Code requires that Non-Executive Directors, the Board and its Committees should be subject to annual appraisal. Where a Non-Executive Director is proposed for re-election beyond six years, the proposal should be subject to a particularly rigorous review, and should take into account the need for progressive refreshing of the Board.

All Executive Directors, Non-Executive Directors and the Chairman were subject to an appraisal during the financial year under review to ensure that their contribution continued to be of the highest standard. The Chief Executive and all of the Non-Executive Directors were appraised by the Chairman whilst the appraisal of the Group Finance Director and Chief Operating Officer was completed by the Chief Executive. The Senior Independent Director conducted the appraisal of the Chairman, after meeting with the Non-Executive Directors in absence of the Chairman and having also canvassed the opinions of the Executive Directors.

For the year under review, the conclusion of the appraisal exercise was that each Non-Executive Director, Executive Director and the Chairman demonstrated a continued commitment and effective contribution to their position. The terms of appointment of each Non-Executive Director have been renewed for a further year with effect from 1 January 2005, subject to re-election where appropriate at the Annual General Meeting to be held in April 2005.

As part of the appraisal exercise, each individual also completed an evaluation of the Board and its Committees to enable the Secretary to report to the Board on how effective each was in discharging its responsibilities. The appraisal exercise was completed by the Board considering and debating the Secretary's report and reviewing the respective strengths and weaknesses of the Board, its members and its Committees. The Secretary reported to the Board that the evaluation of the Board and its Committees showed that they were discharging their responsibilities effectively and confirmed the process also provided useful feedback that would be used to improve current practice and procedures.

BOARD COMMITTEES

In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of Committees to assist it in the way that it deals with matters that are reserved for its consideration. The Chairman and membership of each Committee are set out on page 17.

Each Committee has detailed terms of reference clearly setting out its remit and authority. In accordance with the Combined Code, the terms of reference of the Audit, Nominations, Remuneration and Risk Committees are available on the Company's website and on request in writing from the Company Secretary.

In addition to the meetings of the Board and the Committees which took place throughout the year, the Chairman also held meetings with Non-Executive Directors in absence of the Executive Directors and Sir George Russell met with the Non-Executive Directors in absence of the Chairman and the Executives.

The following paragraphs set out details of the Committees and the particular work that they undertake.

AUDIT COMMITTEE

The Audit Committee comprises five independent Non-Executive Directors and met six times during 2004. It considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements

that may affect the Group. It also reports to the Board on both financial and non-financial controls. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors. In February 2004 the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2004 Annual General Meeting.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings and have direct access to the Audit Committee and its Chairman at all times. The Chief Internal Auditor provides further assurance that the significant risks identified by the business are properly managed. The Chief Internal Auditor has direct access to the Audit Committee and its Chairman. The Executive Directors are not members of the Audit Committee but attend meetings by invitation of the Audit Committee, as necessary, to facilitate its business.

The Audit Committee reviews the internal control system on behalf of the Board and is also responsible for reviewing the effectiveness of the Internal Audit function. At each meeting the Committee receives reports of reviews conducted throughout the Company by the Internal Audit and (periodically) Compliance functions.

The Combined Code requires the Board to be satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The Board is satisfied in this regard and, in addition, in the opinion of the Board the qualifications of each of the Audit Committee members gives the Audit Committee the breadth of financial experience to discharge its responsibilities.

CHAIRMAN'S COMMITTEE

The principal function of the Chairman's Committee is to review the Company's strategy and to consider any major operational issues or proposals for significant new initiatives that may arise. The Committee only meets as a formal Committee in exceptional circumstances and its activities are reported to the Board. The Committee is made up of the Chairman, the Executive Directors and the Company Secretary.

NOMINATIONS COMMITTEE

The Nominations Committee is made up of the Chairman and two independent Non-Executive Directors. The Committee met three times during 2004. It monitors and reviews the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

During 2004, the Nominations Committee assessed the size of the Board, the attributes of the Board members, the continued growth of the Company and its strategic aims. The Committee concluded that, whilst the Company placed an appropriate level of demand on its Directors, the performance of the Board and its Committees would be enhanced by the appointment of two further Non-Executive Directors and two further Executive Directors.

Spencer Stuart Recruitment Limited was retained by the Company to assist in the identification and recruitment of Non-Executive Directors who would add value to the Board and its Committees. An extensive search by Spencer Stuart Recruitment Limited led to Mr Queen and Miss Radcliffe being considered and recommended to the Board by the Nominations Committee. The Committee also recommended Mr Kuipers and Mr Currie as appropriate candidates for the position of Executive Director.

The Company announced on 5 January 2005 that with immediate effect Mr Queen would be joining the Board as a Non-Executive Director and that Mr Kuipers and Mr Currie would be joining the Board as Executive Directors. Brief biographies of the new appointees are detailed at page 12 of the Annual Report. Mr Queen will augment the Board's financial expertise and has joined the Board's Audit and Remuneration Committees, whilst the promotions of Mr Kuipers and Mr Currie reflect the importance of the Marketing and Treasury functions to the Company's strategy. In addition to these appointments the Company also announced on 5 January 2005 that Miss Radcliffe would join the Board as a Non-Executive Director with effect from 1 March 2005. As a former Independent Complaints Commissioner for the Financial Services Authority, Miss Radcliffe will increase the Board's regulatory expertise and will join the Board's Remuneration and Risk Committees.

The Company believes that the appointment of all four individuals is in the best interests of its shareholders. It should be noted that Spencer Stuart Recruitment Limited has no other connection with the Company.

REMUNERATION COMMITTEE

The Remuneration Committee comprises six independent Non-Executive Directors and met twice in 2004. It is responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities the Remuneration Committee takes professional advice from within and outside the Company. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set in the Articles of Association. The Remuneration Committee also determines the level of remuneration for the Company's Management Board Directors (comprising management at the level immediately below the Board).

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information may be found in the Company's Directors' Remuneration Report.

RISK COMMITTEE

The Risk Committee comprises three independent Non-Executive Directors plus Mr Applegarth, Mr Baker and Mr Bennett. The Risk Committee met four times during 2004. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present their findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasises and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering the major findings of any of the Financial Services Authority or internal/external audit's risk management review and management's response.

To assist the Board in discharging its responsibilities for the setting of Risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy. The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with the statutory requirements and financial reporting standards.

INTERNAL CONTROL

The Board of Directors is responsible for the Group's system of internal control and for annually reviewing its effectiveness. The system of internal control is designed to manage risk rather than eliminate it and in this regard, the Board considers that Northern Rock is a well-controlled, risk-averse business that continues to adopt a prudent stance in the management of risk. The Board has reviewed the effectiveness of the system of internal control and is satisfied that there is a sound system of internal control that safeguards shareholders' investments and the Company's assets.

In accordance with the guidance set out in the Turnbull Guidance on Internal Control, the Company has an ongoing process for identifying, evaluating and managing the significant risks faced by it. This process was in place for the period 1 January 2004 to 31 December 2004 and remained in place on the date that the 2004 Annual Report and Accounts was approved by the Board. As part of the Company's continuing evaluation of Internal Control, the Board has reviewed and (where necessary) updated the process for identifying and evaluating significant risks affecting the business and the policies and procedures by which these risks are managed.

The Company is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organisational structure with clear reporting lines and a commitment to recruiting and training staff governed by appropriate codes of conduct. In addition, the Group maintains procedure manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorisation limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Chief Executive reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Executive Committee, the Risk Committee and the Audit Committee.

A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in note 37 to the accounts. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilised. In addition, regular reporting of all risk exposures is monitored throughout the Company by the Operational Risk Committee whose membership is drawn from each of the Company's departments within which operational risk may arise.

The Company's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

COMMUNICATIONS

A Summary Financial Statement is issued to all shareholders and a copy of the Annual Report and Accounts and The Northern Rock Foundation's report is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk. The Company communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. The Company also deals with a number of written enquiries from shareholders throughout the year.

The Company regards communication with institutional shareholders as important. To ensure that concerns of major shareholders are addressed, the Company has incorporated a number of initiatives into its procedures during 2004. In October 2004 the Company held a governance day, to which the Company's major institutional investors were invited. The day was hosted by the Chairman and attended by the Chief Executive and the

Senior Independent Director. In addition, all of the other Non-Executive Directors were offered the opportunity to attend the presentation. The Company was pleased with the attendance of a number of its investors and found that the day provided an excellent opportunity to engage with shareholders on the Company's governance arrangements.

In addition to the governance day, the Company Secretary reports to the Board on feedback received from shareholders. Additionally, the Chief Executive and Group Finance Director have extensive ongoing contact with shareholders and feedback arising from this is also reported to the Board. Coupled with presentations from analysts and brokers throughout the year, these arrangements ensure that all Directors, both Executive and Non-Executive, remain up to date on the views of major shareholders.

As Senior Independent Director, Sir George Russell is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Group Finance Director has failed to resolve or for which such contact is inappropriate.

To ensure that opportunities are offered to major shareholders to meet with members of the Board, a number of more informal lunches are also held throughout the year where investor feedback on strategy and governance is encouraged.

GOING CONCERN

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group as at the end of the year and of the profit or loss of the Group for the year.

The Directors consider that in preparing the financial statements on pages 46 to 77 appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Company and Group keeps accounting records that disclose with reasonable accuracy at any time the Company and Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

COMMITTEES

Membership of the Board's Committees is set out below.

AUDIT COMMITTEE

+ Sir Derek Wanless (Chairman) (appointed Chairman 27 April 2004)

+ N A H Fenwick

+ Sir Ian Gibson

+ N Pease

+ M J Queen (appointed 5 January 2005)

+ Dr M W Ridley (resigned from Committee 27 April 2004)

+ Sir George Russell (resigned from Committee 31 December 2004)

+ Sir David Chapman, Bt. (retired 27 April 2004)

CHAIRMAN'S COMMITTEE

+ Dr M W Ridley (appointed Chairman 27 April 2004)

• A J Applegarth

• D F Baker

• R F Bennett

• A M Kuipers (appointed 5 January 2005)

• K M Currie (appointed 5 January 2005)

• C Taylor

+ Sir John Riddell, Bt. (retired 27 April 2004)

NOMINATIONS COMMITTEE

+ Dr M W Ridley (appointed Chairman 27 April 2004)

+ Sir Ian Gibson

+ Sir Derek Wanless

+ Sir John Riddell, Bt. (retired 27 April 2004)

REMUNERATION COMMITTEE

+ N Pease (Chairman) (appointed Chairman 27 April 2004)

+ Sir George Russell (retired as Chairman of the Committee on 27 April 2004)

+ N A H Fenwick

+ Sir Ian Gibson

+ M J Queen (appointed 5 January 2005)

+ Sir Derek Wanless

+ Dr M W Ridley (resigned from Committee on 27 April 2004)

+ Sir David Chapman, Bt. (retired 27 April 2004)

RISK COMMITTEE

+ Sir Derek Wanless (Chairman) (appointed Chairman 27 April 2004)

+ Sir Ian Gibson

+ Sir George Russell

+ N A H Fenwick (resigned from Committee on 31 December 2004)

+ N Pease (resigned from Committee on 31 December 2004)

• A J Applegarth

• D F Baker

• R F Bennett

+ Dr M W Ridley (resigned from Committee on 27 April 2004)

+ Sir David Chapman, Bt. (retired 27 April 2004)

+ Non-Executive Director

• Executive Director

• Executive

SUMMARY

The Directors' Remuneration Report is presented to shareholders by the Board and contains the following information:

- A description of the role of the Remuneration Committee;
- A summary of the Group's Remuneration Policy including a statement of the Company's policy on Directors' remuneration;
- Graphs illustrating the performance of the Company relative to the FTSE 100 Index and the FTSE 350 Index for the last five years;
- Details of the terms of the service contracts and the remuneration of each Director for the preceding financial year;
- Details of the share options and awards under long-term incentive schemes held by the Directors; and
- Details of each Director's interest in Ordinary Shares in the Company.

This Report complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations"). This Report also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by the Group.

A resolution will be put to Shareholders at the Annual General Meeting on 26 April 2005 inviting them to consider and approve this Report.

THE REMUNERATION COMMITTEE

The Remuneration Committee consists entirely of independent Non-Executive Directors and comprises Ms N Pease (appointed Chairman on 27 April 2004), Sir George Russell, Mr N A H Fenwick, Sir Ian Gibson, Mr M J Queen (appointed 5 January 2005) and Sir Derek Wanless. Dr M W Ridley resigned from, and Sir David Chapman retired from, the Committee on 27 April 2004. Where appropriate, the Chairman and Chief Executive attend meetings of the Remuneration Committee by invitation of the Committee, save that they are absent when their own remuneration is under consideration. The Remuneration Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board.

The Remuneration Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons provided advice or services that materially assisted the Remuneration Committee in its consideration of Directors' remuneration matters during the year:

- The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors;
- Internal support was provided to the Remuneration Committee by the Company Secretary;
- Watson Wyatt LLP advised the Remuneration Committee on a range of issues including the benchmarking of Executive Directors' salaries and the Chairman's fee. In addition to providing this advice to the Remuneration Committee, Watson Wyatt LLP are consulting actuaries to the Company and advised on various pension issues;
- Inbucon Administration Ltd were responsible for preparing Total Shareholder Return calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to the Company; and
- Freshfields Bruckhaus Deringer advised the Company on various share plan matters and compliance with the Directors' Remuneration Report Regulations. They are the Company's main legal advisor.

COMPLIANCE

The Group has complied with the Combined Code's provisions relating to Directors' remuneration throughout the year.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Remuneration Committee believes that the continuing improvement in performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide competitive packages to motivate, reward and retain Executive Directors of high quality and to align their interests with those of shareholders.

The Board has adopted, on the recommendation of the Remuneration Committee, a remuneration policy with the objectives set out below. It is intended that this policy should continue to apply for 2005 and subsequent years:

(i) the remuneration packages for Executive Directors are designed to be competitive in terms of market practice;

(ii) performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and

(iii) to motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

The Remuneration Committee regularly reviews all aspects of remuneration to ensure these remain appropriate. This report sets out the Company's policy on Executive Directors' remuneration for 2005 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2005 is required by the Regulations. The Remuneration Committee is able to state its remuneration policy for 2005 with reasonable certainty, and this policy will continue in subsequent years unless changed by the Remuneration Committee. The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice. Any changes in policy for years after 2005 will be described in future Directors' Remuneration Reports; such reports will continue to be subject to shareholder approval. All statements in this report in relation to remuneration policy for years after 2005 should be read in light of this paragraph.

ELEMENTS OF REMUNERATION

Remuneration comprises: basic salary, annual bonus, pension benefits and benefits in kind. In addition, Executive Directors and senior executives participate in certain share based incentive schemes, comprising the bonus matching plan, deferred share scheme and long term incentive plan. These share-based incentive schemes, and the annual bonus, are performance-related, and the Remuneration Committee regards them as a key element in the Executive Directors' remuneration package.

As a result of changes to the performance-related elements of remuneration in recent years (including, from 2005, the proposed imposition of a corporate performance condition on awards vesting under the bonus matching plan and deferred share scheme, and the increase in annual bonus potential as described below), the performance-related element of total potential remuneration has materially increased in recent years.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director, and revised salaries took effect from 1 January 2005 as follows:

A J Applegarth
£625,000 (2004 - £565,000)

D F Baker
£390,000 (2004 - £375,000)

R F Bennett
£390,000 (2004 - £375,000)

Mr A M Kuipers and Mr K M Currie were appointed to the Board on 5 January 2005, and their initial salaries were £270,000 each.

The revised salaries of the Executive Directors have been benchmarked against salaries paid for similar positions in banks in the FTSE 100 Index and for companies in positions 51 – 75 in the FTSE 100 Index.

During 2004 the Company's 13 Management Board Directors were paid salaries ranging from £90,000 to £215,000.

SHORT TERM BONUS SCHEME

Northern Rock operates a short term cash bonus scheme under which payments are made on an annual basis at the discretion of the Remuneration Committee. All of the Executive Directors and certain senior executives participate in this scheme.

This cash bonus scheme relates to year-on-year increases in the Group's pre-tax profit on ordinary activities, with increases in pre-tax profits generating a bonus payment equal to a percentage of salary. Only where there is an increase in adjusted like-for-like pre-tax profits will Executive Directors be eligible for a short term bonus. Every 1% increase in pre-tax profits generates a bonus payment equal to 5% of salary with a maximum of 75% of salary by way of bonus for 15% increase in profits (with a sliding scale between these points). Payment of one-third of the bonus will be subject to the Remuneration Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business. The bonus payable is reduced by the value of shares appropriated under the all-employee Inland Revenue Approved Share Incentive Plan for the year, to the extent needed to ensure that the relevant bonus cap is not exceeded.

On this basis, the bonus earned in respect of 2004 was 65.15% of salary.

For 2005 the Remuneration Committee will continue to operate the cash bonus scheme on the basis described above however, following a careful review of bonus arrangements (and consideration of a review by Watson Wyatt LLP of comparator companies), whilst every 1% increase in pre-tax profits will continue to generate a bonus equal to 5% of salary, the bonus cap has been increased to 100% of salary for a 20% increase in profits.

BONUS MATCHING PLAN

Participants are also encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock. Executive Directors (and other senior executives invited by the Remuneration Committee to participate) are entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares which will be held for a period of three years; alternatively they may elect to deposit their own shares with an aggregate value not exceeding the cash amount of the after tax bonus. The shares acquired or deposited will be eligible for additional "matched" shares at the end of the three-year period, provided the participant has remained an employee of the Group. The plan is designed to achieve one-for-one matching on an after tax basis. As the participant's shares are invested in the plan on an after-tax basis, but the matched shares only attract income tax and national insurance contributions if and when they are released from the plan, the number of matched shares is increased (by reference to tax rates at the time the matching shares are initially awarded) to reflect the fact that they will attract income tax and national insurance contributions if and when they are released. Entitlement to the matched shares will normally be lost if the participant leaves employment except in certain "good leaver" circumstances. For awards made in 2005 and in future years, the release of matched share awards will be dependent on the Group achieving average real EPS growth of 3% per annum over the three financial years pending their release. The imposition of this target is subject to shareholder approval at the Annual General Meeting on 26 April 2005.

For 2004 and previous years, the release of matched share awards was not dependent on satisfaction of a further performance condition because the value of matched share awards was derived from the annual bonus criteria and was therefore dependent on corporate performance.

The bonus matching plan was operated in respect of 2004, resulting in the share awards described on page 26. The Remuneration Committee will continue to operate it in respect of 2005 and future years.

The beneficial ownership of the matched shares transfers to the participant on the grant of an award. The matched shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on his matched shares during the restricted period.

DEFERRED SHARE SCHEME

Under a separate element of the short term bonus scheme, the Remuneration Committee may grant to Executive Directors and other executives who receive a cash bonus under that scheme an award of shares with a pre-tax value equal to the pre-tax value of his cash bonus. A participant who is granted an award must normally continue to hold these shares and remain an employee of the Group for a period of three years from the date of the award in order to retain the full number of shares so granted to him, although shares will be released earlier in certain "good leaver" circumstances. For awards made in 2005 and in future years, the release of any deferred share awards will be dependent on the Company achieving average real EPS growth of 3% per annum over the three financial years that the shares are held. The imposition of this target is subject to shareholder approval at the Annual General Meeting on 26 April 2005.

For 2004 and previous years, the release of deferred share awards was not dependent on satisfaction of a further performance condition because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance.

This deferred share scheme was operated in respect of 2004 resulting in the share awards described on page 27. The Remuneration Committee will continue to operate the deferred share scheme in respect of 2005 and future years.

LONG TERM INCENTIVE PLAN

All Executive Directors and certain senior executives participate in a long term incentive plan ("LTIP"), which was approved by shareholders in 1998. Awards have been made in 1998 and each subsequent year thereafter. The plan involves the grant of share awards, which can only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. The number of shares comprised in an award is calculated by reference to a percentage of salary, with the maximum award of shares being 100% of salary.

Performance is measured over a three year period on the basis of total shareholder return ("TSR"), comparing the Company's performance to that of the companies in an appropriate index at the date of an award. The Remuneration Committee has decided that, for awards in 2005 and future years, the FTSE 100 Index will be used. For previous awards, the FTSE 350 Index was used because at the time the LTIP was approved in 1998, the Company's market capitalisation placed it around the mid-point of the constituents of that index. The Company joined the FTSE 100 Index in September 2001. The extent to which an award is realisable depends on the Company's ranking in this comparison. Awards are released on a sliding scale between median and top quartile performance with 25 per cent of an award being released for median performance and 100 per cent of the award being released for a ranking within the top quartile. If the Group's performance is below the median, none of the shares in an award will vest. There is no re-testing of targets.

There is also an earnings per share threshold, which requires that the Group's earnings per share growth over the three year period must exceed the growth in the UK Retail Prices Index by an average of at least 3% per annum. This performance condition is designed to ensure that the vesting level of LTIP awards is dependent on satisfactory year-on-year financial performance as well as above-median TSR ranking.

The LTIP was operated in 2004, resulting in the share awards set out in the table on page 28. The Remuneration Committee will continue to operate it for Executive Directors in 2005 and future years. A separate share scheme, in substantially the same terms as the LTIP, has been adopted by the Remuneration Committee and is extended to 33 executives. This is also now subject to the FTSE 100 performance target. Executive Directors are not eligible to participate in this scheme, and awards under it will be satisfied with existing shares only.

ALL-EMPLOYEE SHARE SCHEMES

Executive Directors are eligible to participate in the Company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) the Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract), and exercise of the option is not subject to satisfaction of a performance target;

(ii) the Employee Share Option Scheme, an Inland Revenue approved share option scheme under which options have been granted to substantially all employees. Under this scheme the aggregate exercise value of unexercised options may not exceed £30,000. Options under this scheme may not be exercised unless real earnings per share of the Company has grown by more than 2% over the life of the option. This performance condition is designed to ensure that the exercisability of options is dependent on satisfactory year-on-year financial performance on a sustained basis; and

(iii) the Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed £3,000. The value of share awards under this scheme is dependent on the Group's profits. The SIP operates within specific tax legislation. Any payment made under the SIP together with any amount payable under the short term cash bonus scheme may not exceed the overall bonus cap from time to time.

The Remuneration Committee is satisfied that these schemes constitute a well considered overall plan for Executive Directors' and senior executives' long-term remuneration. These schemes are kept under regular review, to take account of changing circumstances. Bonus and share incentive scheme payments are not taken into account for pension purposes. It should be noted that the Executive Directors elected not to participate in the last two grants made under the Employee Share Option Scheme, namely those made in 2002 and 2005.

PENSION BENEFITS

The following section describes the pension arrangements currently in force for the Executive Directors. These arrangements will be affected by changes to the tax treatment of the current UK pension regime contained in the Finance Act 2004. The Remuneration Committee is currently reviewing appropriate actions to take in response to these changes and will report on the outcome next year.

It is the intention of the Committee that changes in pensions legislation expected to commence in 2006 will not increase the Directors' actuarial pension cost.

Each of the Executive Directors currently participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. On death in service the scheme also provides for a dependent's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the pension scheme is 60 which enables members to achieve the maximum pension of 2/3rds of their salary at normal retirement age after 40 years service.

For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings, excluding Director's fees, is payable, plus a return of member's contributions. In addition, a pension of 50% of the member's prospective pension at the age of 60, based on pensionable earnings at death, is payable to a surviving spouse providing the couple were married before retirement. On death before retirement after leaving the scheme, a benefit of 50% of the member's deferred pension, re-valued to the date of death, is payable to a surviving spouse. For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension is payable. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education).

Subject to the Trustees' approval, early retirement may be granted from the age of 50, or at any age due to ill-health. The pension is calculated at the date of retirement based on accrued pensionable service and final pensionable earnings at that date. The pension will then be actuarially reduced to take account of early payment by an amount of 0.25% for each complete month before normal retirement date. The Company and the Trustees have agreed that if Mr A J Applegarth or Mr D F Baker (having attained age 55) retire with the consent of the Company they will receive immediate payment of their accrued pension without the application of an actuarial reduction. If Mr Applegarth or Mr Baker elect to retire after attaining the age of 55 without the consent of the Company they will receive an immediate pension being the accrued deferred pension reduced by 3% for each year or proportionate part thereof by which retirement precedes age 60.

Post retirement increases to pensions arising from membership of the defined benefit scheme are guaranteed each year at the rate of 3% per annum compound, subject to any guaranteed minimum pension. Pension benefits accrued after 5 April 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

In addition to the normal scheme increases, and subject to the defined benefit scheme fund having adequate resources, the Trustees may award further discretionary increases each April.

Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which the Company does not contribute.

The Company also operates an unapproved unfunded arrangement for Mr Bennett (which is provided for in the Company's accounts and maintains pension entitlement from previous employment) to provide additional benefits to the main scheme. The unfunded arrangement is designed to ensure that the individual (or his spouse) will receive the level of pension benefit in respect of his eligible earnings in excess of the pensions "earnings cap", currently £102,000 (2003/04 - £99,000) per annum, which are not pensioned by the Northern Rock Pension Scheme. Mr Bennett contributes 5% of his basic salary including those earnings in excess of the earnings cap. Mr Bennett's pension will accrue at the rate of 1/36th of pensionable earnings for each year (and pro rata for each part year) of pensionable service from 1 November 1993 (date joined pension scheme). In addition, all pension calculations shall include pensionable service brought forward from previous employers of 19 years 5 months at a rate of accrual of 1/60th per annum and 5 years 1 month at a rate of accrual of 1/36th per annum.

The total of the pension provided for Mr Bennett at normal retirement date or at any age after his 55th birthday, where the retirement is by mutual consent or at the Company's request, shall be the maximum of two thirds of his uncapped final pensionable earnings. If retirement occurs prior to age 60 without the consent of the Company, he may elect to receive an immediate pension being the accrued deferred pension with a maximum of two thirds of his uncapped final pensionable earnings reduced by 3% for each year (and proportionate for each part thereof) by which retirement precedes age 60. The aggregate of pension increases to be provided whether in deferment or in payment shall be the greater of 5% per annum or RPI, subject to any guaranteed minimum pension and the increases as granted by the Trustees of the scheme inclusive of any discretionary increases.

Should Mr Bennett die in service or in receipt of benefits under the Company's Permanent Health Insurance Scheme prior to age 60, a lump sum shall be paid of four times his earnings at death plus a return of his contributions. In addition, if he leaves a surviving spouse she shall receive a pension of four ninths of his uncapped final pensionable earnings. Any child or children under the age of 25 receiving full-time education would receive an allowance of one half of the entitlement of the surviving spouse. Should Mr Bennett die whilst in receipt of a pension prior to age 60, a lump sum of four times his earnings at retirement shall be payable. On death in receipt of a pension, any surviving spouse would receive a pension of two thirds of the pension Mr Bennett would have been receiving at death, ignoring any pension commuted for a tax free cash sum.

Any income tax or other related tax due on the Company's contribution to the unfunded arrangement which, under an uncapped arrangement, would not have been paid by Mr Bennett, will be borne by the Company up to two thirds of the contribution amount. In addition, any income tax or related tax due on the cash sum commutation will be borne by the Company up to two thirds of the commutation amount.

BENEFITS IN KIND

Each Executive Director is provided with company car and medical insurance benefits. The Executive Directors had as employees of Northern Rock Building Society (or in the case of Mr K M Currie and Mr A M Kuipers as employees of the Company prior to their appointment as Directors), entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given to an Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr D F Baker and Mr R F Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr A J Applegarth, Mr A M Kuipers and Mr K M Currie) a payment in lieu of notice equal to such amount. Mr Applegarth, Mr Baker and Mr Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment and receive a liquidated damages payment calculated on the same basis. The terms of reference of the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances to mitigate the amount of termination payments made to Executive Directors.

POLICY ON EXTERNAL NON-EXECUTIVE DIRECTORSHIPS HELD BY EXECUTIVE DIRECTORS

Executive Directors are permitted to hold one external non-executive directorship unrelated to the Company's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. On this basis, Mr R F Bennett is a Non-Executive Director of Greggs plc, and Mr Bennett was entitled to fees of £28,000 from that company in respect of 2004.

PERFORMANCE GRAPHS

The performance graphs set out below illustrate the Group's Total Shareholder Return ("TSR") performance over the preceding five years, 2000 to 2004, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001, and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001. The FTSE 350 Index has been included because members of this index comprise the comparator group for long term incentive plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.

FTSE 100


TSR %
60
50
40
30
20
10
0
-10
-20
-30

	2000 (%)	2001 (%)	2002 (%)	2003 (%)	2004(%)
Northern Rock ———	+14	+51	+8	+12	+13
FTSE 100 ———	-8	-14	-22	+18	+11

FTSE 350


TSR %
60
50
40
30
20
10
0
-10
-20
-30

	2000 (%)	2001 (%)	2002 (%)	2003 (%)	2004(%)
Northern Rock ———	+14	+51	+8	+12	+13
FTSE 350 ———	-6	-13	-23	+20	+13

SERVICE CONTRACTS

Mr A J Applegarth is employed under a service contract with the Company dated 1 March 2001. Mr Applegarth's current annual salary is £625,000, and he is entitled under the contract to participation in the Company's bonus scheme, a company car (or allowance in lieu), membership of the Company's pension scheme, life assurance cover equal to four times salary, permanent health insurance, private medical insurance cover and the continuation of a mortgage at a concessionary rate (which was granted before the Company's conversion to plc status). Mr Applegarth's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months notice given by the Company and 6 months notice given by Mr Applegarth. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(i) 100 per cent of basic annual salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits to which Mr Applegarth is entitled under his contract.

In addition, Mr Applegarth may elect to terminate the contract on one month's notice given within six months following a change of control of the Company. In these circumstances, Mr Applegarth would become entitled to a lump sum payment equal to the aggregate of:

(i) 100 per cent of basic annual salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits specified in his service contract.

Mr R F Bennett is employed under a service contract with the Company dated 26 August 1997, which was amended by a

supplemental agreement dated 12 March 1998. Mr Bennett's current annual salary is £390,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth, save that Mr Bennett is entitled to special pension arrangements which are described on page 22.
Mr Bennett's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Bennett. The Company may at its discretion elect to terminate the contract early by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Applegarth's post-change of control liquidated damages entitlement.

In the event of a change of control of the Company, Mr Bennett may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr D F Baker is employed under a service contract with the Company dated 26 August 1997, which was amended by supplemental agreements dated 12 March 1998 and 1 July 1999. Mr Baker's current annual salary is £390,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth (save that Mr Baker has repaid the mortgage awarded to him before the Company's conversion to plc status, and is not entitled to a further mortgage on concessionary terms).
Mr Baker's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Baker.
The Company may elect to terminate the contract by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Bennett. In the event of a change of control of the Company, Mr Baker may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr K M Currie and Mr A M Kuipers are each employed under service contracts with the Company, dated 5 January 2005. Their current annual salaries are £270,000, and they are entitled under the terms of their contracts to participate in the Company's bonus scheme, to receive a company car and expenses (or a monthly car allowance), membership of the Company's pension scheme, life assurance cover equal to four times basic salary and the continuation of a concessionary mortgage (which was granted to them before they became directors of the Company). Their contracts are for an indefinite term ending automatically on their retirement (age 60). The contracts may however be terminated by 12 months' notice given by the Company and six months' notice given by the Directors.

The Company may at its discretion elect to terminate Mr Currie's and Mr Kuipers' contracts by making a payment in lieu of notice equal to:

(i) 100 per cent of basic salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits to which they are entitled under their contracts.

The payment in lieu of notice payments may be made in phased instalments at the Company's discretion.

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The remuneration of the Chairman is determined by the Remuneration Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

The Chairman's annual fee is £150,000. The Senior Independent Non-Executive Director's annual fee is £49,500. Non-Executive Directors receive an annual fee of £28,500. The fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees is £2,500 or, where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to them is £12,500.

Subject to shareholder approval at the Annual General Meeting of an increase in the aggregate cap on fees payable to Non-Executive Directors, with effect from 26 April 2005:

(a) the Chairman's annual fee will be increased to £250,000;

(b) the Senior Independent Non-Executive Director's annual fee will be increased to £55,000;

(c) the Non-Executive Directors' annual fee will be increased to £40,000;

(d) the annual fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees will be increased to £3,500; and

(e) where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable will be increased to £13,000.

These proposed revised fees for the Chairman and Non-Executive Directors were determined after consideration of a report by Watson Wyatt LLP on the fees paid for similar roles at banks in the FTSE 100 Index, and for Companies positioned 51-75 in the FTSE 100 Index.

The Chairman and Non-Executive Directors serve the Company under letters of appointment, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Group and it is the Group's policy that they do not participate in bonus, incentive or pension schemes. However, Sir George Russell, who also served on the Board of Northern Rock Building Society, (see page 25) is a deferred member of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits after 30 June 1997.

INFORMATION SUBJECT TO AUDIT

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration is set out below:

Non-Executive Directors	**2004**	2003
	£000	£000
Dr M W Ridley (Chairman)	**127**	77
N A H Fenwick	**36**	5
Sir Ian Gibson	**38**	36
N Pease	**43**	36
Sir George Russell*	**53**	46
Sir Derek Wanless	**51**	36
Sir John Riddell, Bt.(retired 27 April 2004)	**50**	150
Sir David Chapman, Bt. (retired 27 April 2004)	**12**	36
	410	422

*Sir George Russell is a deferred member of the Northern Rock Building Society non-contributory pension scheme, which ceased to accrue benefits after 30 June 1997. This deferred pension commences on retirement as a Non-Executive Director or 25 October 2005, whichever is earlier and for 2004 was valued at £11,470 (2003 £10,771). In line with the scheme rules this will increase to £12,229 per annum in October 2005.

Executive Directors	**Chief Executive**	**Chief Operating Officer**	**Group Finance Director**	
	A J Applegarth £000	**D F Baker £000**	**R F Bennett £000**	**Total £000**
2004				
Salaries and fees	**565**	**375**	**375**	**1,315**
Bonus	**368**	**244**	**244**	**856**
Total remuneration	**933**	**619**	**619**	**2,171**
Non cash benefits	**13**	**11**	**18**	**42**
Total emoluments	**946**	**630**	**637**	**2,213**
2003				
Salaries and fees	525	350	350	1,225
Bonus	394	263	263	920
Total remuneration	919	613	613	2,145
Non cash benefits	13	10	17	40
Total emoluments	932	623	630	2,185

There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

The nature of the non-cash benefits is set out on page 22.

BONUS MATCHING PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the bonus matching plan by year of grant are as follows:

Rights under bonus matching plan

	Date granted	Rights held under plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under plan at 31 Dec 04	Date of end of qualifying period
A J Applegarth	Feb 01	18,663	-	4.65	(18,663)	-	-
	Jan 02	23,723	-	6.66	-	23,723	Jan 05
	Jan 03	52,253	-	6.10	-	52,253	Jan 06
	Jan 04	-	53,208	7.40	-	53,208	Jan 07
D F Baker	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	21,621	-	6.66	-	21,621	Jan 05
	Jan 03	38,728	-	6.10	-	38,728	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
R F Bennett	Feb 01	22,273	-	4.65	(22,273)	-	-
	Jan 02	21,621	-	6.66	-	21,621	Jan 05
	Jan 03	38,728	-	6.10	-	38,728	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
L P Finn (former Director)	Feb 01	35,433	-	4.65	(35,433)	-	-

The value of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2004 £718,646 was charged to the profit and loss account (2003 £561,246).

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	47,618
D F Baker	31,605
R F Bennett	31,605
K M Currie (appointed 5 January 2005)	18,120
A M Kuipers (appointed 5 January 2005)	18,120

Rights vested under bonus matching plan during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	18,663	Feb 01	4.65	Feb 04	7.40
D F Baker	19,658	Feb 01	4.65	Feb 04	7.40
R F Bennett	22,273	Feb 01	4.65	Feb 04	7.40
L P Finn (former Director)	35,433	Feb 01	4.65	Feb 04	7.40

Rights were released in January 2005 at £7.73 per share as follows:

A J Applegarth	23,723
D F Baker	21,621
R F Bennett	21,621
K M Currie (appointed 5 January 2005)	9,383
A M Kuipers (appointed 5 January 2005)	9,383

There were no variations made in the terms and conditions of the Scheme interests during 2004.

The value of the bonus matching award is derived from the annual bonus criteria (relating to the year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. The release of bonus matching share awards at the end of the three year restricted period is not dependent on satisfaction of a further performance condition. For awards in 2005 and subsequent years, subject to shareholder approval at the 2005 AGM, the value of any bonus matching share awards will be dependent on the Group achieving real EPS growth of 3% per annum over the three years prior to their release.

DEFERRED SHARE SCHEME

Details of the Ordinary Shares over which the Directors have conditional rights under the deferred share scheme by year of grant are as follows:

	Date of grant	Rights held under the plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under the plan at 31 Dec 04	Date of end of qualifying period
A J Applegarth	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	27,778	-	6.66	-	27,778	Jan 05
	Jan 03	52,254	-	6.10	-	52,254	Jan 06
	Jan 04	-	53,208	7.40	-	53,208	Jan 07
D F Baker	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	21,622	-	6.66	-	21,622	Jan 05
	Jan 03	38,730	-	6.10	-	38,730	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
R F Bennett	Feb 01	22,273	-	4.65	(22,273)	-	-
	Jan 02	21,622	-	6.66	-	21,622	Jan 05
	Jan 03	38,730	-	6.10	-	38,730	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07

The value of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2004 £727,662 was charged to the profit and loss account (2003 £571,805).

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	47,618
D F Baker	31,605
R F Bennett	31,605
K M Currie (appointed 5 January 2005)	18,120
A M Kuipers (appointed 5 January 2005)	18,120

Rights vested under deferred share scheme during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	19,658	Feb 01	4.65	Feb 04	7.40
D F Baker	19,658	Feb 01	4.65	Feb 04	7.40
R F Bennett	22,273	Feb 01	4.65	Feb 04	7.40

There were no variations in the terms and conditions of the scheme interests during 2004.

Rights were released in January 2005 at £7.73 per share as follows:

A J Applegarth	27,778
D F Baker	21,622
R F Bennett	21,622
K M Currie (appointed 5 January 2005)	9,384
A M Kuipers (appointed 5 January 2005)	9,384

The value of any deferred share award is derived from annual bonus criteria (relating to year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. The release of deferred share awards at the end of the three year restricted period is not dependent on satisfaction of a further performance condition. For awards in 2005 and subsequent years, subject to shareholder approval at the 2005 AGM, the value of any deferred share awards will be dependent on the Group achieving average real EPS growth of 3% per annum over the three years prior to their release.

LONG TERM INCENTIVE PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the long term incentive plan by year of grant are as follows:

Rights under long term incentive plan

	Date granted	Rights held under plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under plan at 31 Dec 04	Date of end of performance period
A J Applegarth	Feb 01	44,516	-	4.65	(44,516)	-	-
	Jan 02	63,814	-	6.66	-	63,814	Jan 05
	Jan 03	86,066	-	6.10	-	86,066	Jan 06
	Jan 04	-	76,351	7.40	-	76,351	Jan 07
D F Baker	Feb 01	44,516	-	4.65	(44,516)	-	-
	Jan 02	47,297	-	6.66	-	47,297	Jan 05
	Jan 03	57,377	-	6.10	-	57,377	Jan 06
	Jan 04	-	50,676	7.40	-	50,676	Jan 07
R F Bennett	Feb 01	50,436	-	4.65	(50,436)	-	-
	Jan 02	47,297	-	6.66	-	47,297	Jan 05
	Jan 03	57,377	-	6.10	-	57,377	Jan 06
	Jan 04	-	50,676	7.40	-	50,676	Jan 07
L P Finn (former Director)	Feb 01	26,746	-	4.65	(26,746)	-	-

Rights vested during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	44,516	Feb 01	4.65	Feb 04	7.40
D F Baker	44,516	Feb 01	4.65	Feb 04	7.40
R F Bennett	50,436	Feb 01	4.65	Feb 04	7.40
L P Finn (former Director)	26,746	Feb 01	4.65	Feb 04	7.40

The value of conditional awards is charged to the profit and loss account over the three year performance period to which they relate after taking account of the probability of performance criteria being met. In 2004 £879,251 was charged to the profit and loss account (2003 £874,716).

The gross awards granted in 2002 shown above, matured in January 2005 and led to the release at £7.73 per share of 72.7% of shares originally awarded. Subject to the performance criteria being met, other awards may be exercised during the three month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	80,854
D F Baker	50,453
R F Bennett	50,453
K M Currie (appointed 5 January 2005)	34,929
A M Kuipers (appointed 5 January 2005)	34,929

There were no variations made in the terms and conditions of the plan interests during 2004. The number of shares comprised in an award is calculated by reference to a percentage of salary, up to a maximum of 100% of salary. Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance is measured over a three year period on the basis of Total Shareholder Return, comparing the Company's performance to that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, the Company's Total Shareholder Return will be compared to that of other companies in the FTSE 100 Index at the date of the award. See page 20 for further details.

PENSIONS

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at 31 Dec 04	Years & months of service at 31 Dec 04	Accrued pension entitlement at 31 Dec 04 (Per Annum) £	Accrued pensiom entitlement at 31 Dec 03 (Per Annum) £	Additional pension entitlement earned in year £	Additional pension entitlement earned in year (in excess of inflation) £
A J Applegarth	42	21 years 2 months	199,319	176,458	22,861	17,920
D F Baker	51	27 years 7 months	195,833	176,458	19,375	14,434
R F Bennett	57	11 years 2 months	250,000	233,333	16,667	10,133

	Transfer value of accrued pension entitlement at 31 Dec 04 £	Transfer value of accrued pension entitlement at 31 Dec 03 £	Increase in transfer value less Directors' contributions £	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions) £
A J Applegarth	1,471,285	1,216,374	226,661	103,438
D F Baker	2,368,096	1,979,205	370,141	155,450
R F Bennett	4,415,009	3,789,807	606,452	160,582

The accrued pension entitlement is the amount that the Director would receive if he retired at the end of the year. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr R F Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2004 of £250,000. This is based on his total pensionable service of 11 years 2 months and his pensionable service of 19 years 5 months at the rate of accrual of 1/60th per annum and 5 years 1 month at the rate of accrual of 1/36th and his pensionable earnings above the earnings cap. The contributions cost during the year in respect of this unfunded arrangement amounted to £84,862 for the Company and £13,688 for Mr Bennett.

DIRECTORS' INTERESTS IN SHARES

The following Directors held a beneficial interest in the Company's Ordinary Shares:

				Contingent interests		
	At 22 Feb 05	At 31 Dec 04 (or date of appointment)	At 31 Dec 03	At 22 Feb 05	At 31 Dec 04 (or date of appointment)	At 31 Dec 03
Non-Executive Directors						
Dr M W Ridley	26,200	26,200	26,200	-	-	-
N A H Fenwick	1,500	1,500	-	-	-	-
Sir Ian Gibson	5,000	5,000	2,000	-	-	-
N Pease	8,350	8,350	8,350	-	-	-
Sir George Russell	36,755	36,755	36,755	-	-	-
Sir Derek Wanless	20,500	20,500	20,500	-	-	-
Sir John Riddell, Bt. (retired 27 April 2004)			10,000			-
Sir David Chapman, Bt. (retired 27 April 2004)			5,620			-
M J Queen (appointed 5 January 2005)	-	-		-	-	
Executive Directors						
A J Applegarth	93,177	79,668	58,941	549,430	488,655	388,725
D F Baker	64,819	59,657	52,458	370,118	346,995	309,207
R F Bennett	64,813	59,652	63,380	370,118	346,955	320,357
K M Currie (appointed 5 January 2005)	38,852	32,889		217,811	187,031	
A M Kuipers (appointed 5 January 2005)	37,641	31,678		217,811	187,031	

Contingent interests represent Ordinary Shares over which the Directors have conditional rights under the bonus matching plan, the deferred share scheme and the long term incentive plan which is subject to stringent performance criteria being met as described above. Contingent interests on 22 February 2005 includes awards made since 31 December 2004 under the bonus matching plan, the deferred share scheme and the long term incentive plan for periods commencing on or after 1 January 2004.

DIRECTORS' SHARE OPTIONS

Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2004 to 31 December 2004 are as follows:

	Option type	At 31 Dec 03	Exercised in 2004	Exercise price £	At 31 Dec 04 (or date of appointment)	Date from which first exercisable	Expiry date
A J Applegarth	Sharesave 2	7,848	-	2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme	4,854	(4,854)	6.18	-	-	-
D F Baker	Sharesave 2	7,848	-	2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme	4,854	(4,854)	6.18	-	-	-
R F Bennett	Sharesave 3	1,580	-	5.98	1,580	1 May 06	1 Nov 06
K M Currie (appointed 5 January 2005)	Sharesave 2			2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme			6.18	4,854	1 Jun 01	1 Jun 08
A M Kuipers (appointed 5 January 2005)	Sharesave 2			2.15	8,546	1 May 07	1 Nov 07

For each unexercised option at the end of the year, the market price of each share at 31 December 2004 was £7.815, the highest market price during the year was £7.94 (20 December 2004) and the lowest market price during the year was £6.865 (11 August 2004).

On 30 January 2004 A J Applegarth and D F Baker each exercised and sold 4,854 Share Option Scheme shares at a price of £7.40.

The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2004 as follows:

(i) Northern Rock Employee Trust holds 5,779,139 shares (31 December 2003 – 6,433,225 shares);

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 2,054,261 shares (31 December 2003 – 2,056,063 shares); and

(iii) Northern Rock Trustees Limited holds 511,241 shares (31 December 2003 – 749,729 shares).

No Executive Director option terms were varied during 2004 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director paid £250 per month.

Options listed in the table above are Inland Revenue approved schemes. The Employee Share Option Scheme was subject to an EPS target which was met in 2004. Options under the Sharesave Scheme do not have any performance conditions.

Nichola Pease
Chairman, Remuneration Committee
22 February 2005

REPORTING

The Company's website contains detailed information on corporate, social and environmental activities and is our main reporting medium. Updated quarterly, the website contains reports from current and previous years. A hard copy summary of significant events and achievements during 2004 has been produced and is available on request from the Company Secretary. Northern Rock's approach to managing Corporate Social Responsibility (CSR) issues and some notable aspects of 2004 performance are outlined here.

MANAGEMENT OF CSR

The Chief Operating Officer provides Board level representation and leadership of CSR.

Development and implementation of our CSR Policy is now carried out by six working groups made up of senior staff from across the Company. A launch event was held on formation of the groups, led by the Chief Operating Officer, setting out the corporate approach and aims for CSR.

A CSR Department co-ordinates and monitors operational activities and reporting on CSR.

ENGAGEMENT

We continued our engagement with stakeholders and research organisations although this is an area where we need to be selective to ensure effective use of resources.

Contractor evaluation systems were developed further to ensure that our working partners operate to acceptable standards.

GOVERNANCE AND ACCOUNTABILITY

Northern Rock's approach to compliance with the Combined Code was delivered in a presentation to shareholders by the Chairman which was broadcast on our website.

CSR risks were reviewed as part of the formal corporate risk management process and are included in our operational risk monitoring and reporting systems.

BUSINESS ETHICS AND HUMAN RIGHTS

Our Code of Conduct was reviewed and the revised version published on the Company's website.

Existing training on awareness and prevention of money laundering was supplemented by refresher training for senior management.

The Company reviewed its obligations under public interest disclosure, strengthening the policy to protect staff in the event of 'whistle blowing'.

WORKPLACE

We continued to demonstrate pro-active and sustained commitment to equality in employment, working with various organisations to provide opportunities for individuals from diverse groups and ensure our workforce is representative of the community. Specific initiatives included increasing the numbers of disabled staff, assisting the long-term unemployed to find work, support for refugee programmes, ensuring best practice in diversity and racial equality and support for the Age Positive Campaign.

Worklife Balance activities were geared towards improved flexibility and the move away from core hours. Lifestyle working extends to all graded staff, including managers.

Training and education remain key features of staff development and in 2004 we carried out the largest training exercise we have ever undertaken, delivering a Customer Service training programme to all staff, led by the Chief Executive and Chief Operating Officer.

We supported the Government sponsored National Learning Day by holding our own Learning Week, with activities available to all staff. Personal development was further encouraged through wider availability of e-learning materials.

In Health and Safety, we implemented a new management system, focusing on key risk areas. Progress was tested by participation in the Corporate Health and Safety Performance Index (CHASPI) pilot exercise, where we recorded sector-leading results.

MARKETPLACE

Affordability of loans for customers is a key aspect of responsible lending. Enhanced procedures for the certification of affordability were introduced and are followed by our sales force and intermediaries.

A programme of work continued to ensure that we comply with all relevant aspects of the Disability Discrimination Act.

Surveys of customers who transferred to Northern Rock on our acquisition of Legal & General Bank in 2002, continued in 2004, with positive results recorded.

More detailed information on our Marketplace activities is set out in the Operating and Financial Review.

COMMUNITY

The annual donation of 5% of pre-tax profits to The Northern Rock Foundation is the biggest single contribution we make to the communities in which we operate. In 2004, this amounted to £21.6 million.

Northern Rock staff contribute to many charitable causes and community activities, notably the corporate charity which is chosen by staff on an annual basis. In 2004, the Children's Wish Foundation was selected and staff raised over £100,000, matched by The Northern Rock Foundation.

ENVIRONMENT

Positive recognition for our well-developed environmental management systems included retention of our Premier League status in the Business in The Environment Index.

Our largest sites operated on renewable energy until contracts ended in October. When renewing our energy contracts, we were unable to obtain renewable energy but secured energy exempt from climate change levy for the whole portfolio.

A review of secure paper recycling methods yielded significant cost savings whilst maintaining data protection compliance.

A transport survey of all staff working at our Gosforth Head Office showed that use of alternative forms of transport had increased in recent years, whilst driver-only car journeys had reduced. Further development and promotion of travel plans for Head Office were carried out using feedback from the survey.

THE NORTHERN ROCK FOUNDATION

Since 1997 Northern Rock plc has donated nearly £120 million to The Northern Rock Foundation, which was established following Northern Rock Building Society's conversion to a public limited company. The Company covenants 5% of its pre-tax profit each year to the Foundation. By percentage of profits Northern Rock is the UK's 3rd biggest corporate donor (as reported in 'The Giving List', the Guardian, November 2004).

The Foundation is an independent grant-making trust supporting charitable causes in Cumbria, Northumberland, Tyne and Wear, Durham and the Tees Valley. Its primary aim is to help improve the conditions of those disadvantaged in society. 2004 was the Foundation's seventh year of operation. During the year its Trustees awarded 329 grants worth £17.3 million and invested a further £8.2 million in two special initiatives: tackling domestic violence and reducing re-offending. Since 1997 the Foundation has awarded grants worth more than £92.6 million.

In 2004 the Foundation's Trustees continued the grant programmes introduced in the previous year, and maintained their policy of funding activities exclusively in the North East and Cumbria. The majority of the Foundation's grants targeted social and economic disadvantage. The Prevention, Regeneration and Basics programmes dealt with a broad range of issues, including prejudice and discrimination, the decline of decent community facilities, youth disaffection, tackling economic inactivity, development of social enterprises, mental ill-health and welfare advice.

During the year the Foundation maintained its role as a major funder of cultural activity in the region. Through its Aspiration and Capital programmes it made grants worth £4.8 million for high profile arts, heritage, environment and sport organisations. The Foundation also became a key partner in the Culture 10 initiative, a ten-year programme of high profile cultural activity focused on Newcastle Gateshead, but including other parts of the North East. The Foundation has committed £2 million from its existing Aspiration programme to projects brought forward under the Culture 10 banner up to 2006.

In 2004 the Foundation made its third Writer's Award, one of the largest literary prizes in the UK, which it runs in partnership with New Writing North. The 2004 winner was Newcastle-based poet Tony Harrison. Tony said:

"The Northern Rock Foundation Writer's Award could not have come at a better time in my career. I need to look back on my poetic ventures, make sense of them as a whole and move forward... and to experiment without external demands. The award makes all this finally possible and I am extremely grateful to The Northern Rock Foundation."

The Foundation continued to play a key role in regional and national developments in the grant-making world. It was a founder member of a campaign to raise awareness of, and seek solutions to the problems arising from the decline and disappearance of a number of national funding streams that have supported social and economic regeneration in the region. Under its loan scheme, introduced in 2003, the Foundation invested £968,000 in organisations to provide working capital, and to purchase assets. The Foundation also played a lead role in the consortium running the Government's £125 million Futurebuilders fund, designed to strengthen the capacity of voluntary organisations to deliver public services. The Foundation's Director is Vice-Chair of the Futurebuilders' Board, a Trustee sits on its investment committee and a member of staff is seconded to manage its investment team.

The Foundation also runs a scheme to match every pound donated to charities by Northern Rock employees. Some of the money comes from the Give as You Earn (GAYE) scheme through which employees donate a regular monthly sum from their salary, also attracting a small government subsidy. But by far the majority of the donations come from the fundraising efforts of staff members. In 2004 the seven-year total raised by staff when matched by the Foundation reached £2 million. The total raised and matched in 2004 was £264,000.

The Trustees expect to maintain the current grant programmes in 2005, although particular priorities within them may change.

More information about the Foundation is available from:

The Northern Rock Foundation,
The Old Chapel, Woodbine Road, Gosforth,
Newcastle upon Tyne, NE3 1DD

Telephone: 0191 284 8412, Fax: 0191 284 8413
e-mail: generaloffice@nr-foundation.org.uk
Web: www.nr-foundation.org.uk

Grant programmes 2004 approved amounts:



Awards £	Programme
4,014,000	Prevention
3,084,000	Regeneration
2,960,000	Basics
1,461,000	Better Sector
2,558,000	Aspiration
2,249,000	Cultural Capital
458,000	Exploration
520,000	Exceptional
£17,304,000	
8,173,000	Special Initiatives
968,000	Loans
385,000	Other
£26,830,000	**Total Investment**

OVERVIEW

Profit before tax for the year increased by 11.5% to £431.2 million and profit after tax increased by 11.6% to £306.2 million. The 2003 results have been restated to reflect a change in accounting policy following the adoption of UITF 38 – Accounting for ESOP Trusts, resulting in an increase in staff costs and a decrease in profit of £0.2 million. On a like-for-like basis (excluding from the 2003 restated results, the £5.6 million non-recurring costs associated with the closure of certain branches, the £7.3 million surplus on the disposal of the credit card portfolio together with a £3.6 million contribution prior to its sale, and the effect on the covenant to The Northern Rock Foundation), both profit before tax and profit after tax increased by 13.0%. Return on equity in 2004 was 21.3% compared with a restated 21.9% in 2003. Reported earnings per share grew to 74.1p in 2004 (2003 - restated 66.6p), an increase of 11.3%.

		2003		
	2004	Reported (Restated)	Adjustments	Like-for-Like (Restated)
	£m	£m	£m	£m
Total income	730.9	659.7	(10.9)	648.8
Administrative expenses				
Operating	(203.5)	(178.0)	-	(178.0)
Non-recurring	-	(5.6)	5.6	-
Covenant to The Northern Rock Foundation	(21.6)	(19.3)	0.3	(19.0)
Total administrative expenses	(225.1)	(202.9)	5.9	(197.0)
Depreciation of tangible fixed assets	(19.0)	(16.5)	-	(16.5)
Amortisation of goodwill	(3.6)	(3.6)	-	(3.6)
Operating expenses	(247.7)	(223.0)	5.9	(217.1)
Provisions for bad and doubtful debts	(56.5)	(48.7)	-	(48.7)
Provisions against fixed asset investments	4.5	(1.4)	-	(1.4)
Profit on ordinary activities before tax	431.2	386.6	(5.0)	381.6
Tax on profit on ordinary activities	(125.0)	(112.2)	1.5	(110.7)
Profit on ordinary activities after tax	306.2	274.4	(3.5)	270.9
Dividends	(110.0)	(96.3)	-	(96.3)
Profit retained for the period	196.2	178.1	(3.5)	174.6

Assets under management, including loans and advances subject to securitisation, at 31 December 2004 amounted to £64.9 billion, an increase of 24.9% (2003 – restated £51.9 billion). Net assets, including the securitised bonds (shown as a deduction from assets) grew by 15.3% to £42.8 billion (2003 - restated £37.1 billion).

TOTAL INCOME

	2004	2003
	£m	£m
Net interest income	466.9	450.7
Other income	264.0	201.7
Total underlying income	730.9	652.4
Surplus on sale of credit card portfolio	-	7.3
Total income	730.9	659.7
Total income : mean total assets (underlying)	1.83%	1.87%
Total income : mean total assets	1.83%	1.89%
Total income : mean assets under management (underlying)	1.25%	1.39%
Total income : mean assets under management	1.25%	1.41%

Total reported income in 2004 amounted to £730.9 million (2003 - £659.7 million), an increase of 10.8%. Underlying total income amounted to £730.9 million an increase of 12.0%. On the same basis, total income as a proportion of mean total assets at 1.83% shows only a slight reduction from 1.87% for 2003. The ratio of underlying total income to mean total assets under management at 1.25% remained unchanged compared with the first half of 2004, having eased from an underlying 1.39% in 2003.

INTEREST SPREAD AND MARGINS

	2004 £m	2003 £m
Interest receivable	2,989.4	2,153.8
Interest payable	(2,522.5)	(1,703.1)
	466.9	450.7
Average balances		
Interest bearing assets	57,071.3	46,435.1
Interest bearing liabilities	55,957.2	45,570.6
Interest margin	0.82%	0.97%
Interest spread	0.73%	0.90%

Interest receivable and payable represent amounts reported in the Profit and Loss account, adjusted to transfer securitisation interest payable to interest payable, and include income from equity shares and other variable yield securities in interest receivable. Interest bearing assets and liabilities have been adjusted for securitised assets and non-recourse finance and interest bearing assets include equity shares and other variable yield securities.

Interest margin has been calculated by reference to average interest earning assets. Interest spread represents the difference between interest receivable as a % of average interest earning assets and interest payable as a % of average interest bearing liabilities. Average balances have been calculated on a monthly basis.

In 2004 interest margin and spread were 0.82% and 0.73% respectively compared with 0.85% and 0.77% in the first half of the year (2003 full year - 0.97% and 0.90%). During the second half of 2004 spreads on lending were stable compared with the first half, consistent with the mix of lending volumes. Throughout 2004, liability spreads were, however, adversely affected by money market rates anticipating increases in bank base rate, resulting in a net increase in our cost of funding. The differential in rates is expected to return to more normal levels in 2005 as evidenced by the reduction in money market rates towards the end of 2004.

OPERATING EXPENSES

(excluding the covenant to The Northern Rock Foundation and amortisation of goodwill)

	2004 £m	2003 (Restated) £m
Staff costs	119.3	101.0
Other expenses	84.2	77.0
Depreciation	19.0	16.5
Total underlying expenses	222.5	194.5
Non-recurring costs	-	5.6
Total operating expenses	222.5	200.1

Non-recurring costs in 2003 represent costs incurred in relation to the closure of certain branches.

Total operating expenses amounted to £222.5 million representing an increase of 14.4% over 2003 underlying operating expenses of £194.5 million (excluding one off costs of £5.6 million relating to the closure of certain branches). The increase of 14.4% compares with an increase in assets under management of 24.9% and total income of 12.0% on an underlying basis, resulting in a cost to assets under management ratio of 0.38% (2003 underlying - 0.41%) and cost to income ratio of 30.4% (2003 underlying - 29.8%).

Included in 2004 operating expenses are £3.6 million incremental costs in relation to increased regulatory requirements. Excluding these additional costs, the cost to assets under management ratio would have been 0.37% and the cost to income ratio 29.9%.

The full impact of additional regulatory costs, which will affect all UK banks, will amount to around £10.0 million for Northern Rock in 2005. Our competitive advantage of cost efficiency remains in place as do our targets of improving our cost ratios by growing costs at less than the rate of growth of income and between one half and two thirds the growth in assets under management.

SOCIAL RESPONSIBILITY - THE NORTHERN ROCK FOUNDATION

Northern Rock donates 5% of pre-tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. In addition, a £0.5 million donation is to be made by the Foundation to support the Asian tsunami aid relief. The donation from 2004 profits amounts to £21.6 million (2003 - £19.3 million), resulting in almost £120 million having been distributed since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

PROVISIONS FOR BAD AND DOUBTFUL DEBTS

The arrears position of our residential mortgage book has further improved despite the growth in mortgages under management. At 31 December 2004 there were 2,135 (2003 - 2,414) accounts three months or more in arrears representing only 0.37% (2003 - 0.45%) of all mortgage accounts, less than half the UK average at 31 December 2004 of 0.80%. The "together" secured advances default performance has also remained consistent, with three months plus arrears at 0.77% at 31 December 2004 (2003 - 0.77%). At 31 December 2004 181 properties, representing only 0.03% of all accounts were in possession compared with 179 (0.03%) at the end of 2003.

Standalone personal unsecured loan arrears are also significantly better than industry average, reflecting our policy of attracting high quality lending via our risk reward pricing. At 31 December 2004 only 1.04% of our standalone personal unsecured loans were three months or more in arrears (2003 - 0.98%) compared with an historic industry average of around 3%. Unsecured loans within the "together" brand continued to perform in line with the "together" secured advances and better than traditional personal unsecured loans with only 0.78% three months or more in arrears (2003 - 0.80%).

Our commercial loan portfolio also continued to perform well with only 0.31% of our commercial loans three months or more in arrears (2003 - 0.53%).

The charge for provisions for bad and doubtful debts amounted to £56.5 million for the year (2003 - £48.7 million) representing 0.18% of mean advances to customers (2003 - 0.19%). The combination of high quality lending, low interest rates, low arrears and strong house price inflation have continued to contain the levels of specific provisions required for residential mortgages. Provisions for the other secured lending portfolio have been maintained consistent with performance and expected economic conditions for this sector.

The growth in provision balances against our personal credit portfolios reflects growth in balances, the maturing nature of the portfolios and our continued prudent provisioning policy. As a result, general provisions are 47% (2003 - 51%) of total provision balances for these portfolios with total provision cover of 1.68% (2003 - 1.70%). Total provisions against our personal credit portfolios are considered appropriate given the quality and performance of our loans.

TAXATION

The tax charge for the year as a percentage of profit before tax was 29.0% (2003 - 29.0%). We anticipate, with a corporation tax rate of 30%, that the ongoing effective tax rate will be 29.0% to 30.0% in the medium term.

	%
Standard corporation tax rate for 2003	30.00
Effect of net non-taxable items	(0.33)
Adjustment to prior year tax provisions	(0.67)
Effective tax rate	29.00

LENDING

During 2004 Northern Rock has again achieved record levels of total lending. Total gross lending was £23,342 million, an increase of 34.8% (2003 - £17,315 million), with total net lending of £12,932 million, an increase of 51.9% (2003 - £8,514 million). Prospects for 2005 are good, with an opening pipeline of £5.1 billion, an increase of 31.8% (2004 opening - £3.9 billion). The opening residential lending pipeline at £4.7 billion represents an increase of 36.6% (2004 opening - £3.4 billion).

The UK residential lending market was particularly buoyant during the first half of 2004 with levels of both gross and net lending exceeding the equivalent period in 2003. Since then both gross and net lending and net awards have slowed, following the effect of 5 one quarter per cent increases in bank base rate since November 2003. By the end of 2004 annual house price inflation was at similar levels to that seen in 2003 although the second half of the year showed limited growth, providing clear evidence that house price inflation is slowing. With the level of housing transactions at the lower end of long term trends and house price inflation likely to be over for the time being, new residential lending is likely to show some contraction in 2005. Gross lending will, however, be supported by sustained levels of remortgage activity as customers seek to refinance to obtain better deals and to protect their personal budgets. Economic conditions remain supportive to the market with low inflation, low unemployment, low interest rates and consequently good affordability.

Against this background we achieved gross residential lending of £20,051 million (2003 - £15,212 million) and net residential lending of £11,383 million (2003 - £7,861 million), representing increases of 31.8% and 44.8% respectively. Our share of gross residential lending for the year was 6.8% and our market share of net residential lending was 11.2%. This compares with 5.8% and 8.2% respectively for the first half of 2004. Our share of redemptions was only 4.5%, again significantly lower than our closing share of mortgage stock of 5.5%. This was due to our pro-active customer retention process and our fair and transparent policy of allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

The low risk profile of our new lending has continued despite strong growth in volumes. The proportion of lending to first time buyers reduced to 21% (2003 - 23%) with 79% of new customers having a proven payment track record. The average Loan to Value ratio ("LTV") of new lending in 2004 remained similar to 2003 at around 75% and new lending below 90% LTV was 75% (2003 - 71%) of completions. The average indexed LTV of our mortgage book is now 53% (2003 - 55%) providing strong cover in the event of default. We have minimal exposure to large loans with only around 3.5% of new loans over £500,000 and we maintained an excellent geographic spread of lending.

We offer customers a wide range of innovative and attractive products including lifestyle products and traditional price-led products. Our lifestyle products comprise our "together" family of products, Lifetime Home Equity Release Mortgages ("HERM") and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Gross lending of "together" products amounted to £4.5 billion of which £3.8 billion were advances secured on residential property representing 20.7% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages remained around one fifth of our mortgage portfolio throughout 2004.

Our HERM range is aimed at homeowners aged over 60 who wish to utilise equity in their homes to enhance their lifestyle. Such lending accounted for 1.8% of gross new residential lending (2003 - 3.4%), with outstanding HERM balances representing 3.1% (2003 - 3.0%) of our year end mortgage balances.

Residential Buy to Let lending is focussed on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.0% (2003 - 2.4%) of our year end mortgage portfolio and for 6.4% (2003 - 1.7%) of gross new residential lending. This type of lending is likely to remain a niche part of our overall portfolio of lending and will be supported by demand following changes in pension legislation allowing rental properties to be included within investors' pension plans.

In total, our lifestyle products, which are margin enhancing, represented 28.9% (2003 - 30.1%) of our gross new residential lending and 25.3% (2003 - 25.4%) of year end mortgage balances.

Of our traditional price-led mortgage products, fixed-rate mortgages remained the most popular with 46.4% (2003 - 45.5%) of total new lending accounted for by short term fixed products up to two years, and 7.5% (2003 - 10.1%) by longer term fixes normally up to a maximum of seven years. This demand reflected customers' preferences to obtain certainty of monthly repayments during a period of rising interest rates.

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. During 2004 gross unsecured lending amounted to £2,792 million (2003 - £1,694 million) with net lending of £1,367 million (2003 - £569 million). Gross standalone unsecured lending amounted to £2,068 million (2003 - £1,130 million) with net lending of £1,104 million (2003 - £417 million). The increase in standalone unsecured lending over 2003 reflects the deliberate containment of such lending in the first half of 2003 with a return to the market in the second half of that year. At 31 December 2004 our unsecured lending balances were £4,669 million (2003 - £3,293 million) of which 40.3% (2003 - 48.7%) represented "together" unsecured advances.

We have continued to grow our commercial lending portfolio gradually, maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £499 million (2003 - £409 million) with net lending of £182 million (2003 - £84 million).

The composition of our lending portfolios has continued to be low risk. At the year end 88.7% of our loans under management were residential (2003 - 89.1%), 2.9% commercial secured loans (2003 - 3.3%) and only 8.4% (2003 - 7.6%) within our personal unsecured portfolios. This mix is not expected to significantly change going forward.

RETAIL FUNDING

Total retail deposit balances for the year increased by £896 million to £17,239 million (2003 - £16,343 million), an increase of 5.5%. This increase comprised a net inflow of retail funds for the year of £489 million plus interest credited of £407 million. In the second half of the year we achieved a net inflow of over £1.0 billion of retail funds, following a net outflow of £163 million in the first half, representing our best ever half year performance and clearly demonstrating the strength and diversity of our retail franchise.

The funding during the year was largely into our Silver Savings account launched in September 2004 for the over 50s which had attracted balances of over £1,250 million by the year end. Fixed rate bonds also remained popular. Balances in our Ireland based operation rose by 18.3% to £628 million, with £1,871 million (2003 - £1,875 million) in our Guernsey based off-shore vehicle.

NON-RETAIL FUNDING

Total net non-retail funding for the year amounted to £2,770 million with balances at 31 December 2004 amounting to £19,746 million (2003 - £16,976 million). Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base.

During 2004 we raised £3.4 billion medium term, wholesale funds from a variety of sources located globally, with specific emphasis on the US and Europe. A major feature was the increased utilisation of our US Medium Term Note programme from which we raised US$3.7 billion in both senior and subordinated form. Already in 2005 we have raised a further US$1.75 billion under this programme and in the remainder of the year plan to raise further non-retail funds, including possible issuances in Asia.

With regards to short term funding, key developments include the establishment of a €2.0 billion French Certificate of Deposit programme which provides access to domestic French investors. This programme had outstanding balances of €1.1 billion at the year end. Further diversification will be achieved in the current year with the intended establishment of a Canadian Commercial Paper programme.

SECURITISATION

Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During 2004 three issues were completed raising £11.1 billion. Diversification of our investor base continued with over 70% of the securitised bonds in 2004 being issued in US dollars or euros. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our on-balance sheet mortgages, ensuring that we are maintaining the quality of our balance sheet.

At 31 December 2004 assets under management subject to securitisation amounted to £22.3 billion (2003 - £15.7 billion), representing 40% (2003 - 36%) of our total lending portfolios.

In 2005 we have already raised a very well received £4.5 billion securitisation of residential mortgages. Our programmes will continue to be developed with further issues during 2005.

COVERED BOND

In the first half of 2004 we raised €2.0 billion from an inaugural covered bond issue from a newly established €10 billion programme. The covered bond is secured by a pool of ring-fenced residential mortgages which remain on-balance sheet as Northern Rock retains substantially all the risks and rewards associated with the loans.

DIVIDENDS

The interim dividend paid in October 2004 was 8.5p per share. The proposed final dividend of 18.0p per share is payable on 27 May 2005 to shareholders on the register on 29 April 2005. This results in a total dividend payable for the year of 26.5p per share (2003 - 23.3p), an increase of 13.7%.

CAPITAL

At 31 December 2004 total capital amounted to £3,239 million resulting in a total capital ratio of 14.0%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,015 million and the Tier 1 ratio 8.7%. The comparable ratios at 31 December 2003 were 14.3% and 9.0% respectively.

In the first half of 2004 we raised $700 million (£396 million equivalent) of Upper Tier 2 capital via our US Medium Term Note programme delivering an excellent diversification of capital from the US domestic market.

During 2004 we continued to embed our Basel II credit risk systems within our normal operational activities and remain on target to adopt the Retail Internal Ratings Based approach currently anticipated to commence on 1 January 2007. Significant investment is also being made in our Operational Risk management systems and in line with the FSA's expectations for the sector we intend to initially adopt the Standardised Approach to Operational Risk. We will closely examine the consultation paper from the FSA, issued at the end of January 2005, with a view to seeking approval for our proposed approaches as early as possible.

Our low risk balance sheet means that we expect to achieve significant reductions to the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result in future capital efficiencies subject to consultation with the FSA and credit rating agencies.

The table below analyses Northern Rock's capital resources at 31 December 2004 and 2003:

	2004	2003 (Restated)
	£m	£m
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Profit and loss account	1,403.9	1,201.9
Reserve capital instruments	300.0	266.3
Tier one notes	200.0	200.0
Goodwill	(27.1)	(30.7)
Total Tier 1 capital	2,014.8	1,775.5
Upper Tier 2		
Perpetual subordinated debt	746.4	350.3
Reserve capital instruments	-	33.7
General provisions	83.1	75.4
Total Upper Tier 2 capital	829.5	459.4
Lower Tier 2 capital		
Term subordinated debt	769.3	769.2
Total Tier 2 capital	1,598.8	1,228.6
Deductions	(374.7)	(190.5)
Total capital	3,238.9	2,813.6
Risk weighted assets	23,099.2	19,690.5
Tier 1 ratio (%)	8.7%	9.0%
Total capital (%)	14.0%	14.3%

POTENTIAL IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Northern Rock, along with all European Union listed companies will be required to prepare its financial statements under International Financial Reporting Standards ("IFRS") (sometimes referred to as International Accounting Standards) from 1 January 2005. In certain areas these standards represent a significant change from UK GAAP. A number of uncertainties currently exist concerning the adoption of the new standards and their impact on Northern Rock. In particular, the approach of the Financial Services Authority towards IFRS was outlined in Consultation Paper 04/17. The discussion period for this Consultation Paper ended on 31 January 2005. In addition, the tax treatment of certain aspects of IFRS has not yet been fully determined by the Inland Revenue and the effect of these uncertainties is under review. The combination may affect both the tax charge and our accounting and regulatory equity ratios.

IFRS includes a number of areas, principally financial instruments, where fair values are required to a far greater extent than under UK GAAP. This will create greater volatility in reported results and have an associated impact on other financial measures. However, the change to IFRS does not alter the cash flows of the business, but spreads the profitability throughout the life of the loan. The change to IFRS will not change the way Northern Rock does business.

The key changes and their anticipated effect on Northern Rock are set out below.

Issue	Effect on financial statements
Hedge accounting Northern Rock manages the financial risks arising from its business using a number of derivatives instruments such as interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward exchange contracts. IAS 39 requires derivatives to be recognised at fair value, with changes in valuation impacting the profit and loss account, potentially resulting in significant earnings volatility. Hedge accounting permissibility is much more restricted under IAS 39 than at present under UK GAAP. Northern Rock has reviewed its underlying processes to ensure it maximises the natural offsets between assets and liabilities and designs compliant hedging strategies wherever possible for the remainder. However, the overriding objective continues to be to provide an economic hedge for the market risks arising from its underlying business.	To the extent that hedge effectiveness is not achieved for derivatives, the movements in fair value of the derivatives would impact on the profit and loss account increasing volatility in earnings.
Effective interest rate IAS 39 requires the inclusion of all origination fees, including prepayment penalties in the calculation of the effective interest rate. Only direct costs of origination may be included within the calculation of effective interest rate.	Income earned and introducer fees paid will be spread throughout the life of the loan, reducing the amount of income earned in early years and increasing the amount of income earned in later years.
Provisions IAS 39 will remove the split between specific and general provisions, and, in common with current UK GAAP, will only allow impairment allowances to be established where the loss has already been incurred based on whether objective evidence exists that the asset or group of assets is impaired. The impairment allowance must be calculated using the present value of future cash flows, using the financial asset's original effective interest rate.	Slight increase in volatility as provisions reflect the economic climate at the reporting date.
Pensions IAS 19 is broadly consistent with the existing UK standard on pensions, (FRS 17), with the fund valuation depending on market conditions at the year end. However, actuarial gains and losses may be recognised in full as they arise outside the profit and loss account in a statement of recognised income and expense.	As with FRS 17 the pension charge is likely to be higher than the present SSAP 24 charge. The equity impact will depend on market conditions.
Taxation IAS 12 (Income Taxes) is conceptually different to the previous accounting standard (FRS 19), however, little difference is expected in practice between the two standards.	The Group's effective tax rate is not expected to be materially different although there may be greater volatility in the current charge. It is expected that this would be broadly offset by compensating movements in deferred tax.

Issue	Effect on financial statements
Classification of debt versus equity Under IAS 32 certain financial instruments which are currently classified as debt instruments may be classified as equity instruments.	The coupon payable on such instruments would be classified as an equity distribution. This would increase profit before tax, but become a distribution of profit to investors.
Employee share schemes IFRS 2 requires that for all equity settled transactions with employees the fair value of the employee services should be measured by reference to the fair value of the instrument at the date of grant. This charge is spread over the vesting period. The standard applies to all share schemes and has no exemption for SAYE schemes.	The impact on Northern Rock will result in a small increase in employee costs.
Securitised assets A significant source of funding to Northern Rock is through the securitisation of residential and commercial mortgage assets. The structure of these funding vehicles results in the disclosure of these mortgage assets, and the related funding, through linked presentation in accordance with FRS 5. Under IFRS no such presentation exists, so all assets and liabilities will remain within their normal line items.	Both mortgage assets and liabilities will remain within their original line items. All profit and loss items will also remain within their usual captions.

OUTLOOK

The home moving market is expected to continue to remain at similar levels to 2004, at the lower end of longer term trends, for at least the next two years. Many first time buyers will continue to be excluded from the market as a result of higher house prices, the competition with Buy to Let investors for traditional first time buyer properties, especially in urban areas, and higher levels of indebtedness linked to the funding of higher education. In conjunction with subdued levels of house moving transactions we expect to see muted house price inflation with some price falls in areas that have seen excessive growth. We expect, however, given low unemployment, low interest rates and good affordability, house prices to be growing in line with average earnings by the end of 2005.

The UK's gross residential mortgage market, supported by remortgage activity, is anticipated to be £265 billion to £270 billion in 2005 and 2006 compared with over £290 billion in 2004. Such levels of gross lending remain conducive to Northern Rock achieving its lending targets for 2005.

A slower housing market, reduced inflationary pressures and a dampening in retail sales mean that the prospects for rising interest rates are significantly lower than in mid 2004, as a consequence the difference between LIBOR and Bank Base Rate is expected to return to more normal levels in 2005. Unemployment, the key driver of credit loss on home loans, looks set to remain benign giving a stable outlook for future provisioning levels.

These conditions, together with our continued focus on customer service, cost and capital efficiency and the strength of our opening pipeline enable us to view 2005 with confidence. We reaffirm our strategic targets of assets under management growth of 20% + / - 5%, profit growth of 15% + / - 5% and return on equity of 19% to 22%.

Our growth will continue to be supported by our four funding arms; retail, non-retail, securitisation and covered bonds. We intend to develop further each franchise in terms of flexibility and diversification to enhance our overall funding platform and investor base.

We remain confident of the continued success of the Northern Rock business model.

DIRECTORS' REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2004





The Directors are pleased to present their report and the audited financial statements for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The principal purpose of the Group is the provision of housing finance, savings and a range of related personal financial and banking services.

REVIEW OF BUSINESS AND FUTURE DEVELOPMENTS

A review of the business and future developments is given in the Chairman's Statement, the Chief Executive's Report and the Operating and Financial Review.

DIVIDENDS

An interim dividend of 8.5p per share (2003 - 7.5p per share) was paid on 29 October 2004. The Directors propose a final dividend of 18.0p per share (2003 - 15.8p per share) to be paid on 27 May 2005 to shareholders on the register at the close of business on 29 April 2005.

TANGIBLE FIXED ASSETS

Land and buildings, which are included in the balance sheet at cost less accumulated depreciation, amounted to £87 million at 31 December 2004. In the Directors' opinion, based on valuations carried out by the Group's qualified Chartered Surveyors, the total market value of these assets was not significantly different.

Details of changes to tangible fixed assets are provided in note 21 to the accounts.

POST BALANCE SHEET EVENTS

The Directors are of the opinion that there have been no significant events which have occurred since 1 January 2005 to the date of this report that are likely to have a material effect on the Group's financial position as disclosed in the accounts.

DIRECTORS

The current composition of the Board of Directors together with brief biographical details of each Director is shown on page 12. With the exception of the Directors noted below, all Directors have served on the Board throughout the year ended 31 December 2004.

On 27 April 2004 Sir John Riddell, Bt., and Sir David Chapman, Bt. retired from the Board. On 5 January 2005, Mr K M Currie, Mr A M Kuipers and Mr M J Queen were appointed to the Board. On 1 March 2005 Miss R Radcliffe will join the Board.

Mr K M Currie, Mr A M Kuipers, Mr M J Queen and Miss R A Radcliffe, having been appointed since the last Annual General Meeting, retire at the Annual General Meeting and offer themselves for re-election. Mr D F Baker, Mr R F Bennett and Dr M W Ridley retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. There are no service contracts in respect of the other Non-Executive Directors seeking re-election.

The interests of Directors in the shares of the Company at 31 December 2004 and 22 February 2005 are set out on page 30.

SHARES

The authorised and issued share capital of the Company are set out in note 32 to the accounts.

At the Annual General Meeting on 27 April 2004, a resolution was passed giving the Company the authority to make market purchases of Ordinary Shares up to a maximum of 10% of the issued share capital. A further resolution was passed providing for the Company to enter into a contingent share purchase contract with The Northern Rock Foundation to repurchase Foundation Shares in the same proportion and at the same price as the Ordinary Shares repurchased. These authorities expire at the Annual General Meeting in 2005 when a resolution will be proposed for their renewal.

SUBSTANTIAL SHAREHOLDINGS

At 22 February 2005, the following notifiable interest in the Company's Ordinary Shares had been reported to the Company:

Fidelity International Limited	4.95%
Legal & General Investment Management Limited	3.88%
Lloyds TSB Group plc	3.54%
Morgan Stanley Securities Ltd	4.09%

CREDITOR PAYMENT POLICY

The Company's policy with regard to the payment of suppliers is to negotiate and agree terms and conditions with all its suppliers, which include the giving of an undertaking to pay suppliers within an agreed payment period.

The average creditor payment period at 31 December 2004 was 21 days (2003 24 days).

EMPLOYEES

Northern Rock's desire to involve employees as financial stakeholders in the Company continued in 2004. Under the All Employee Share Ownership Plan, shares with a market value at the date of award of £1.8 million were given to employees during the year. In February 2005 a further grant of options under the Employee Share Option Scheme was made. A total of 4,477,000 options were granted at an exercise price of £7.73 per share.

Employee communications are vital to the success of the Company, and good staff relations are a key part of managerial responsibility at all levels. Employee consultation takes place with the national committee of UNIFI. The Company also issues a bi-monthly staff magazine and weekly news bulletins.

The Company is committed to equal employment opportunities for everyone, and treats applicants for work solely on their ability to do the job. In line with this policy, the Company will, wherever possible, retain employees who become disabled, either in the same job or, with the aid of retraining and provision for special needs, in a suitable alternative position.

CHARITABLE CONTRIBUTIONS

The Company is committed to a total contribution to The Northern Rock Foundation under a deed of covenant of £21.6 million based on its profits in 2004. Of this amount, it has already made a contribution of £10.0 million in October 2004 with a further contribution of £11.6 million to be paid in May 2005.

AUDITORS

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to re-appoint them will be proposed at the Annual General Meeting.

By order of the Board
C Taylor, Company Secretary
22 February 2005

We have audited the financial statements, which comprise the consolidated profit and loss account, the consolidated balance sheet, the company balance sheet, the consolidated cash flow statement, the statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report ("the auditable part").

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Report, the Corporate Governance statement, the Community and Environmental Report, the Northern Rock Foundation report, the unaudited part of the Directors' Remuneration Report, the Operating and Financial Review and the Directors' Report.

We review whether the Corporate Governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

Chartered Accountants and

Registered Auditors

Newcastle upon Tyne

22 February 2005

PRICEWATERHOUSECOOPERS

	Note	2004	2003
			(as restated)
		£m	£m
Interest receivable			
– interest receivable and similar income arising from debt securities		**205.7**	159.1
– other interest receivable and similar income	3	**1,760.3**	1,279.9
– securitisation interest receivable	16	**998.5**	696.0
– securitisation interest payable	16	**(953.9)**	(538.3)
		2,010.6	1,596.7
Interest payable	4	**(1,568.6)**	(1,164.8)
Income from equity shares and other variable yield securities		**24.9**	18.8
Net interest income		**466.9**	450.7
Fees and commissions receivable		**292.6**	216.9
Fees and commissions payable		**(60.1)**	(43.1)
Other operating income		**31.5**	27.9
Surplus on sale of credit card portfolio	5	**–**	7.3
Total other income		**264.0**	209.0
Total income		**730.9**	659.7
Administrative expenses			
– operating expenses		**(203.5)**	(178.0)
– non-recurring		**–**	(5.6)
– covenant to The Northern Rock Foundation		**(21.6)**	(19.3)
Total administrative expenses	6	**(225.1)**	(202.9)
Depreciation and amortisation			
- tangible fixed assets		**(19.0)**	(16.5)
- goodwill	20	**(3.6)**	(3.6)
Operating expenses		**(247.7)**	(223.0)
Provisions for bad and doubtful debts	9	**(56.5)**	(48.7)
Provisions against fixed asset investments	17,18	**4.5**	(1.4)
Profit on ordinary activities before tax		**431.2**	386.6
Tax on profit on ordinary activities	10	**(125.0)**	(112.2)
Profit on ordinary activities after tax		**306.2**	274.4
Dividends	12	**(110.0)**	(96.3)
Profit retained for the financial year	33	**196.2**	178.1
Earnings per Ordinary Share	13	**74.1p**	66.6p
Fully diluted earnings per Ordinary Share	13	**73.5p**	66.0p

All results arise from continuing operations.

The notes on pages 50 to 77 form an integral part of these accounts.

	Note	2004	2003
			(as restated)
		£m	£m
Assets			
Cash and balances at central banks		**10.2**	11.6
Loans and advances to banks	14	**3,305.4**	3,450.2
Loans and advances to customers not subject to securitisation	15	**32,869.3**	27,355.8
Loans and advances to customers subject to securitisation	16	**22,339.2**	15,678.7
Less: non-recourse finance	16	**(22,103.7)**	(14,832.4)
		33,104.8	28,202.1
Debt securities	17	**4,742.2**	4,185.5
Equity shares and other variable yield securities	18	**575.6**	410.8
Intangible fixed assets	20	**27.1**	30.7
Tangible fixed assets	21	**208.2**	179.1
Other assets	22	**69.6**	76.6
Prepayments and accrued income	23	**746.9**	564.8
Total assets		**42,790.0**	37,111.4
Liabilities			
Deposits by banks	24	**1,201.6**	1,461.5
Customer accounts	25	**20,342.0**	18,797.3
Debt securities in issue	26	**16,781.6**	13,060.1
Other liabilities	27	**335.6**	338.8
Accruals and deferred income	28	**539.8**	475.3
Provisions for liabilities and charges	22	**31.8**	19.0
Subordinated liabilities	29	**1,515.7**	1,119.5
Reserve capital instruments	30	**300.0**	300.0
Tier one notes	31	**200.0**	200.0
Total subordinated liabilities		**2,015.7**	1,619.5
Shareholders' funds			
Called up share capital	32	**123.9**	123.9
Share premium account	33	**6.8**	6.8
Capital redemption reserve	33	**7.3**	7.3
Profit and loss account	33	**1,403.9**	1,201.9
Shareholders' funds - equity	35	**1,541.9**	1,339.9
Total liabilities		**42,790.0**	37,111.4
Memorandum items			
Commitments	36 (v)	**1,488.5**	1,018.5

The notes on pages 50 to 77 form an integral part of these accounts.

Approved by the Board on 22 February 2005 and signed on its behalf by:

Dr M W Ridley Chairman

A J Applegarth Chief Executive

R F Bennett Group Finance Director

	Note	2004	2003
			(as restated)
		£m	£m
Assets			
Cash and balances at central banks		**10.2**	11.6
Loans and advances to banks	14	**3,222.4**	3,337.8
Loans and advances to customers not subject to securitisation	15	**32,900.9**	27,392.6
Loans and advances to customers subject to securitisation	16	**22,339.2**	15,678.7
Less: non-recourse finance	16	**(22,228.7)**	(14,983.3)
		33,011.4	28,088.0
Debt securities	17	**4,578.6**	4,032.3
Equity shares and other variable yield securities	18	**458.1**	319.9
Shares in group undertakings	19	**120.5**	212.9
Tangible fixed assets	21	**182.3**	156.5
Other assets	22	**86.3**	85.3
Prepayments and accrued income	23	**839.5**	698.1
Total assets		**42,509.3**	36,942.4
Liabilities			
Deposits by banks	24	**3,067.6**	3,337.6
Customer accounts	25	**18,472.9**	17,016.4
Debt securities in issue	26	**16,781.6**	13,060.1
Other liabilities	27	**234.0**	210.5
Accruals and deferred income	28	**544.9**	464.2
Subordinated liabilities	29	**1,515.7**	1,119.5
Reserve capital instruments	30	**300.0**	300.0
Tier one notes	31	**200.0**	200.0
Total subordinated liabilities		**2,015.7**	1,619.5
Shareholders' funds			
Called up share capital	32	**123.9**	123.9
Share premium account	33	**6.8**	6.8
Capital redemption reserve	33	**7.3**	7.3
Profit and loss account	33	**1,254.6**	1,096.1
Shareholders' funds - equity	35	**1,392.6**	1,234.1
Total liabilities		**42,509.3**	36,942.4
Memorandum items			
Commitments	36 (v)	**1,504.0**	1,034.0

The notes on pages 50 to 77 form an integral part of these accounts.

Approved by the Board on 22 February 2005 and signed on its behalf by:

Dr M W Ridley Chairman

A J Applegarth Chief Executive

R F Bennett Group Finance Director

	Note	2004	2003
		£m	£m
Net cash inflow from operating activities	41	**33.2**	845.8
Returns on investments and servicing of finance	42	**(111.0)**	(86.9)
Taxation		**(106.0)**	(96.0)
Capital expenditure and financial investment	42	**(817.5)**	(419.5)
Acquisitions and disposals		**–**	217.0
Equity dividends paid		**(100.6)**	(87.6)
Net cash (outflow)/inflow before financing		**(1,101.9)**	372.8
Financing	42	**396.1**	–
(Decrease)/increase in cash	43	**(705.8)**	372.8

The notes on pages 50 to 77 form an integral part of these accounts.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2004

	2004	2003
		(as restated)
	£m	£m
Profit retained	**196.2**	178.1
Total recognised gains and losses for the period	**196.2**	178.1
Prior year adjustment – UITF 38 (note 2)	**0.3**	
Total gains and losses recognised since the last annual accounts	**196.5**	

1. Principal accounting policies

Accounting convention

The accounts have been prepared under the historical cost convention and in accordance with the special provisions of Part VII of the Companies Act 1985 relating to banking companies and banking groups, applicable UK accounting standards and the Statements of Recommended Practice issued by the British Bankers' Association.

Accounting policies are unchanged from 2003, except that the Group has implemented the requirements of UITF 38 "Accounting for ESOP trusts". The impacts of this change are detailed in note 2 to the accounts.

Basis of consolidation

The consolidated accounts include the results of the Company and its subsidiary undertakings all of which have accounting periods ending 31 December. Unless otherwise stated, the acquisition method of accounting has been adopted.

Taxation

Corporation tax is charged in the accounts based on the profit for the year as adjusted for taxation purposes.

Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Deferred tax is provided on a non-discounted basis.

Tangible fixed assets and depreciation

Depreciation is provided in order to write down fixed assets, which are included at cost, to their estimated residual value over their anticipated useful lives as follows:

Freehold land and buildings	100 years
Long leasehold land and buildings	Over the period of the lease up to 100 years
Short leasehold land and buildings	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
- plant	30 years
- furniture	10 years
- other	5 years
Computer equipment	
- PCs	3 years
- other	5 years
Motor vehicles	4 years

Where the cost of freehold land can be identified separately from buildings on acquisition, the land value is not depreciated. Provision is made for diminution in value of any fixed asset where an impairment is identified. Annual impairment reviews are carried out for fixed assets with an expected remaining life over 50 years. The resulting net book value is then written off over its remaining anticipated useful life.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of tangible fixed assets. The costs of financing assets in the course of construction are not included in the costs of the assets.

Goodwill

Goodwill arises on the acquisition of subsidiary and associated undertakings. It represents the excess of cost over fair value of the Group's share of net assets acquired. It is capitalised as an intangible fixed asset and is amortised through the profit and loss account on a straight line basis over its expected useful economic life. The expected useful economic life is determined at the time of acquisition by considering the nature of the business acquired and the period of time over which the value of the business is expected to exceed the value of its net assets. This period is ten years for recent acquisitions.

Goodwill is subject to impairment reviews in accordance with FRS 11 "Impairment of fixed assets and goodwill". The carrying value is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs.

Leased assets

Rentals payable under operating leases are charged to administrative expenses as incurred over the lease term.

Securities

Debt securities and equity shares ("securities") are held with the intention of use on a continuing basis and are stated at cost, adjusted to exclude accrued interest at the date of purchase, less provision for any permanent diminution in value. A similar adjustment for accrued interest is made on realisation. Where the adjusted purchase price differs from the nominal value, the premium or discount is amortised or released on an effective yield basis over the period to maturity.

Securities sold subject to repurchase agreements are retained on the balance sheet where the Group retains the risks and rewards of ownership. Funds received under such agreements are included within deposits by banks or customer accounts. Securities purchased under a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership, and the purchase price is included within either loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest receivable or interest payable as appropriate.

Pension costs

Northern Rock operates a Defined Benefit Scheme and a Defined Contribution Scheme. Contributions to the Northern Rock Defined Benefit Pension Scheme are charged to the profit and loss account with the objective of spreading the cost over the employees' working lives within the Scheme. Costs are based upon actuarial advice following the most recent valuation of the Scheme. The costs of the Defined Contribution Scheme are charged to the profit and loss account for the period in which they are incurred. The disclosure requirements of FRS17 "Retirement Benefits" are being adopted under transitional arrangements.

Further information on pension arrangements is set out in note 7 to the accounts.

Provisions for bad and doubtful debts

Provisions against loans and advances are based upon assessments of the losses that are anticipated on outstanding balances at the year-end. The amount charged to the profit and loss account comprises amounts written off during the year plus the net change in the amounts provided. Bad debts are written off in part or in whole when a loss has been confirmed. The loss provisioning methodology is as follows:

Advances secured on owner-occupied residential property

Specific provision

Where the collection of interest and/or principal on an individual loan is in doubt a specific provision is recorded. Specific provisions are calculated using a model which is used to evaluate losses based on historical default experience and other appropriate risk factors related to the delinquent loan portfolio at a given point in time. All loans which are three or more payments overdue are evaluated using the model to identify the need for a specific provision. Loans six or more payments overdue and properties in possession are evaluated on an individual basis to measure potential loss. Various factors are considered in this evaluation including, but not limited to, collateral valuations, expected recoveries from mortgage indemnity guarantees and estimated recovery costs.

1. Principal accounting policies (continued)

Provisions for bad and doubtful debts (continued)

General provision

A general provision is maintained to cover inherent losses in the loan portfolio related to loans that have not yet been specifically identified as impaired. A statistically based model is used to calculate the appropriate general provision for each completion year. The model considers appropriate risk factors specific to the loan portfolio and historical default experience. Other factors, including economic conditions, are also considered by management in determining the appropriate level of reserves required at a given point in time.

Interest in respect of all loans is credited to the profit and loss account as it becomes receivable. Once a property is taken into possession interest charges are suspended. If a property is sold at sufficient value, interest previously suspended is added back to the loan and released to the profit and loss account.

Other secured advances

Specific provision is made as appropriate in respect of loans and advances that are identified as impaired at the balance sheet date, based on payment history, loan balance and net realisable value. Interest is suspended on loans identified as impaired if its recovery is deemed unlikely. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Unsecured lending

Specific provision is made against all loans where three or more payments are overdue. In calculating the required provision an appropriate factor is applied based on the number of overdue payments, which is subject to periodic review to ensure its continuing applicability based on current experience, to reflect the probability that not all such loans will result in eventual losses. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Repairs and renewals

Repairs, renewals and refurbishments of a non-capital nature are charged to administrative expenses in the year in which the expenditure is incurred.

Deferred income

The Company has entered into insurance arrangements with Northern Rock Mortgage Indemnity Company Limited, a wholly owned subsidiary, to cover a proportion of future losses on certain residential secured loans with high loan to value ratios. In the Group accounts, income from risk charges paid by customers in relation to such loans is deferred and is included in the balance sheet under the heading "accruals and deferred income". The deferred income is released to the profit and loss account on a level yield basis over the life of the loan.

Derivatives

Derivatives comprise, mainly, currency and interest rate swaps, forward rate agreements, foreign exchange forwards and financial futures and options. All transactions are undertaken for hedging purposes.

Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged. Consequently, profits and losses on the hedges are recognised on a similar accounting basis as the profits or losses on the underlying item or items being hedged. They are therefore recognised in the financial statements as adjustments to the profit or loss of the item or items being hedged. To the extent necessary to achieve a consistent timing of income recognition on the item or items being hedged, deferred gains or losses are included in the balance sheet under the headings "accruals and deferred income" and "prepayments and accrued income". Profits and losses on early termination of contracts that modify the characteristics of designated items are deferred and amortised over the remaining lives of the hedged items. Income and expenses on hedges are recognised as adjustments to interest receivable and interest payable.

When a derivative no longer represents a hedge, because either the underlying asset, liability or position has been extinguished or derecognised, it is restated to market value. Any profit or loss is accounted for in interest income or expense. It is then either redesignated as a hedge of a different asset, liability or position, is disposed of, or the position is otherwise closed, and accounted for accordingly. Where a derivative is no longer a hedge because it ceases to be effective, it is restated to market value and any profit or loss arising is deferred and amortised into interest income or expense over the remaining life of the item previously being hedged.

Foreign currency transactions

Interest income and expense denominated in foreign currency is translated into sterling at the rate of exchange current on the date of the receipt or payment, unless it is hedged, in which case it is translated at the underlying rate of exchange inherent in the associated hedge contract. Assets and liabilities denominated in foreign currency that are hedged by means of matching foreign currency contracts are included in the balance sheet at the exchange rate inherent in those contracts.

Other assets and liabilities denominated in foreign currency are included at the rate of exchange current at the balance sheet date.

Exchange differences arising on currency conversion are dealt with in the profit and loss account.

Mortgage incentives

Incentive costs of discounts, fixed rate and other similar mortgage products are expensed in equal annual amounts over the effective incentive clawback period for early redemption of these products. Early repayment charges, designed to recover incentive costs, are normally charged to customers on prepayment of loans within contractually agreed periods of time, ie the clawback period. Other forms of incentives, such as valuation fees which are not directly linked to the interest rate on the mortgage, are expensed through the profit and loss account as they are incurred.

All incentives which are not subject to incentive clawback periods and any excess cost of an incentive over and above the cost recoverable by the clawback are written off as incurred. The costs of mortgage incentives are charged against interest receivable.

Securitisation

Securitisation transactions are reported in accordance with FRS 5 "Reporting the Substance of Transactions". Where assets are sold under securitisation, if there is no significant change to the Group's rights and benefits to those assets and its exposure is limited to a fixed monetary ceiling, linked presentation is used. Under linked presentation, only the net amount of the Group's interests in the assets is consolidated, and the related gross amounts are shown on the face of the balance sheet. The interest attributable to the Northern Rock Group is included in the profit and loss account under the heading "interest receivable". The other income and expenses are included within "other operating income". Where the conditions for linked presentation are not met, the transactions are accounted for by separate presentation of the gross assets and the related funding, and all profit and loss transactions are included within the appropriate captions in the profit and loss account. The special purpose vehicles used for these transactions are accounted for as quasi subsidiaries (see note 16).

Revenue recognition

Interest income is recognised in the profit and loss account on an accruals basis, except for income on loans taken into possession which is taken to income when it is received.

Fees receivable from customers to reimburse the Group for costs incurred are taken to the profit and loss account when due. Fees and commissions receivable relating to ongoing services are taken to income when the related service is performed, and fees in lieu of interest are taken to income on a level yield basis over the life of the loan.

2. Prior year adjustment

The Group has implemented the requirements of Urgent Issues Task Force ("UITF") Abstract 38 – "Accounting for ESOP Trusts" with effect from 1 January 2004. As a result, holdings of Ordinary Shares in Northern Rock plc owned by the Group's employee share ownership trusts are now shown as a deduction from shareholders' funds. Previously they were shown as part of other assets in the balance sheet. Purchases and sales of Northern Rock plc Ordinary Shares are now accounted for as movements in shareholders' funds and no gains and losses are reflected in the profit and loss account. UITF Abstract 38 also amends UITF Abstract 17 – "Employee Share Schemes" to reflect the consequences for the profit and loss account of the changes in the presentation of an entity's own shares held by an ESOP trust. The charge to the profit and loss account in respect of shares and share options granted to employees that are expected to be met from shares held by employee share trusts is now based on the difference between the value on the date of grant and the exercise price. Previously, where shares were purchased to meet these obligations, the charge was based on the carrying value of the shares.

The effect of this change in accounting policy, which has been accounted for as a prior year adjustment, is to increase staff costs and decrease profit for the year ended 31 December 2004 by £0.1m (year to 31 December 2003 – £0.2m). The effect on other assets, other liabilities, staff costs and shareholders' funds at the balance sheet dates is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Reduction in shareholders' funds – beginning of year (note 33)	**(48.0)**	(44.5)	**(47.3)**	(44.0)
Movement in relation to own shares (note 34)	**5.8**	(3.3)	**5.8**	(3.3)
Increase in staff costs during year	**(0.1)**	(0.2)	**(0.1)**	-
Reduction in shareholders' funds – end of year	**(42.3)**	(48.0)	**(41.6)**	(47.3)
The reduction in shareholders' funds comprises:				
Reduction in other assets	**(42.3)**	(48.8)	**(42.3)**	(48.8)
Reduction in other liabilities	**-**	0.8	**0.7**	1.5
	(42.3)	(48.0)	**(41.6)**	(47.3)

The cumulative difference in the amount credited through the Group profit and loss account in the period up to 31 December 2003 amounted to £0.3m.

3. Other interest receivable and similar income

	2004	2003
	£m	£m
On secured advances	**1,348.2**	983.3
On other lending	**412.1**	296.6
	1,760.3	1,279.9

4. Interest payable

	2004	2003
	£m	£m
On retail customer accounts	**689.7**	559.5
On other deposits and loans	**760.6**	514.6
On subordinated liabilities	**85.5**	62.0
On reserve capital instruments	**19.8**	17.3
On tier one notes	**13.0**	11.4
Total interest payable on subordinated liabilities	**118.3**	90.7
	1,568.6	1,164.8

5. Sale of credit card portfolio

On 30 May 2003, the Group sold its credit card portfolio to The Co-operative Bank. The surplus on sale amounted to £7.3m and is recorded in other income. The credit card portfolio comprised approximately 90,000 accounts with outstanding balances of £217m. As part of the agreement Northern Rock offers credit cards, issued by The Co-operative Bank, to Northern Rock customers under the Northern Rock brand.

6. Administrative expenses

	2004	2003 (as restated)
	£m	£m
Wages and salaries	**101.4**	85.3
Social security costs	**8.9**	7.0
Other pension costs	**9.0**	8.7
Total staff costs	**119.3**	101.0
Other administrative expenses	**105.8**	96.3
Non-recurring expenses – see below	**-**	5.6
	225.1	202.9
Other administrative expenses include the following:		
Hire of equipment	**5.5**	5.4
Property rentals	**3.1**	2.8

6. Administrative expenses (continued)

		2004	2003
		£m	£m
Remuneration of auditors:	statutory audit	1.1	0.9
	further assurance services	1.0	0.4
		2.1	1.3

Remuneration of auditors for audit work for the Company amounted to £0.7m (2003 £0.6m). Further assurance services comprises services provided in respect of International Financial Reporting Standards, securitisation transactions and the raising of wholesale funding.

Non-recurring expenses	£m	£m
Wages and salaries	-	0.5
Social security costs	-	0.1
Total staff costs	-	0.6
Other administrative expenses	-	5.0
	-	5.6

Non-recurring costs in 2003 represents costs incurred in relation to the closure of certain branches.

	2004		2003	
	Full time	Part time	Full time	Part time
Average number of staff (including Executive Directors) employed by the Group	3,916	1,064	3,448	952

7. Pension commitments

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted-out, defined benefit section of the Scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the contracted-in defined contribution section of the Scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

The Company has continued to account for pensions in accordance with SSAP 24. FRS 17 "Retirement Benefits" was issued in November 2000 but requires only phased transitional disclosures for the Company until the year ending 31 December 2005. These disclosures, to the extent not given in (a), are set out in (b) below.

(a) The most recent triennial valuation of the Scheme was performed as at 5 April 2003 by Watson Wyatt LLP, consulting actuaries, using the projected unit method. The principal actuarial assumptions adopted in that valuation were that, over the long term, the rate of return on existing and future investments will exceed pension increases by 3.50% per annum and increases in pensionable earnings by 2.25% per annum. At 5 April 2003, the market value of the fund was £158.6m which represented 97.3% of the market value of the benefits that had accrued to the valuation date. The next full actuarial valuation is due to be carried out as at 5 April 2006.

During 2004, the Company paid employer's contributions of 15.9% of basic pensionable earnings throughout the year (2003 14.8% until 5 April 2003 and 15.9% thereafter) in respect of the defined benefit section of the Scheme. In addition, members of the defined benefit section of the Scheme paid employee contributions of 5% (2003 5%). During 2004, the Company paid employer's contributions in respect of the defined contribution section of the Scheme at an average rate of 6.0% (2003 6.0%). Additional National Insurance costs were also incurred as a result of the defined contribution section of the Scheme being contracted-in to SERPS. In addition, members of the defined contribution section of the Scheme paid contributions at an average rate of 4.3% (2003 4.3%).

The total pensions charge to the Group profit and loss account for 2004, as calculated by Watson Wyatt LLP, independent qualified actuaries, in respect of employer's contributions to the Northern Rock Pension Scheme, was £8.9m (2003 £8.6m), of which £7.1m was in respect of the defined benefit scheme (2003 £7.0m) and £1.8m in respect of the defined contribution scheme (2003 £1.6m). The charge for the defined benefit scheme in 2004 includes £3.7m arising from the underfunding of the Scheme adjusted for the level of prepayment (2003 £3.6m). In accordance with SSAP 24, surpluses and deficiencies, adjusted for the level of prepayment, are being amortised over the average remaining service lives of the employees in the defined benefit scheme, estimated at 13 years.

The prepayment in relation to the Scheme at 31 December 2004 was £28.9m (2003 £30.6m).

(b) The valuation used for FRS 17 disclosures has been based on the most recent triennial actuarial valuation at 5 April 2003 and updated by Watson Wyatt LLP to take account of the requirements of FRS 17 in order to assess the liabilities of the Scheme at 31 December 2004. Scheme assets are stated at their market value at 31 December 2004.

The financial assumptions used to calculate Scheme liabilities under FRS 17 are:

	2004	2003	2002
Discount rate	5.30%	5.40%	5.60%
Inflation rate	2.75%	2.65%	2.30%
Pensions in payment increases	3.10%	3.00%	3.00%
Deferred pensions increases	2.75%	2.65%	2.30%
Salary increases	4.50%	4.40%	4.05%

7. Pension commitments (continued)

The assets in the Scheme and the expected rate of return were:

	Long-term rate of return expected at 31 Dec 2004	**Market value at 31 Dec 2004 £m**	Long-term rate of return expected at 31 Dec 2003	Market value at 31 Dec 2003 £m	Long-term rate of return expected at 31 Dec 2002	Market value at 31 Dec 2002 £m
Equities	**8.1%**	**106.2**	8.1%	96.0	8.6%	79.6
Bonds	**5.0%**	**80.4**	5.1%	74.9	4.5%	66.6
Property	**6.7%**	**12.0**	6.8%	7.4	6.5%	7.6
Cash	**4.8%**	**1.1**	3.8%	1.2	4.0%	0.4
Total	**6.7%**	**199.7**	6.8%	179.5	6.7%	154.2

	31 Dec 2004 £m	31 Dec 2003 £m
Scheme deficit:		
Total market value of assets	**199.7**	179.5
Present value of Scheme liabilities	**(251.4)**	(226.1)
Deficit in the Scheme	**(51.7)**	(46.6)
Related deferred tax asset	**15.5**	14.0
Net pension liability	**(36.2)**	(32.6)

Proforma reserves:	**31 Dec 2004 £m**	31 Dec 2003 (as restated) £m
Profit and loss reserve	**1,403.9**	1,201.9
Pension liability	**(36.2)**	(32.6)
Less SSAP24 pension fund prepayment net of related deferred tax asset of £8.7m (2003 £9.2m)	**(20.2)**	(21.4)
Proforma profit and loss reserve if FRS 17 adopted	**1,347.5**	1,147.9

The position shown represents the funded status of the Scheme based on market conditions at 31 December 2004. Market related calculations such as these are subject to daily variations. The deficit disclosed does not represent a debt on the employer. Contributions to the Scheme will continue to be determined in accordance with the Trustees' funding valuation, the next one being due in April 2006, or any interim valuations undertaken by the Trustees or the Company. The rules of the Northern Rock Pension Scheme (final salary section) permit both employer and employee pensions contributions to be increased to meet part of any deficit.

The following disclosures show the amounts that would have been chargeable to the profit and loss account and to the statement of total recognised gains and losses in respect of the non-money purchase benefits provided by the Scheme if FRS 17 had been fully implemented in 2004.

Analysis of the amount chargeable to administrative expenses

	2004 £m	2003 £m
Current service cost	**8.4**	6.8
Past service cost	**-**	-
Total chargeable to administrative expenses	**8.4**	6.8

Analysis of the amount chargeable to interest receivable

	2004 £m	2003 £m
Expected return on pension scheme assets	**12.3**	10.5
Interest on pension scheme liabilities	**(12.3)**	(10.3)
Net return	**-**	0.2

Analysis of the amount recognisable in the statement of total recognised gains and losses

	2004 £m	2003 £m
Actual return less expected return on pension scheme assets	**4.3**	10.0
Experience gains and losses arising on Scheme liabilities	**3.0**	(5.0)
Changes in assumptions underlying the present value of Scheme liabilities	**(10.0)**	(23.4)
Actuarial loss recognisable in statement of total recognised gains and losses	**(2.7)**	(18.4)

7. **Pension commitments** (continued)

Movement in deficit during the year

	2004	2003
	£m	£m
Deficit in Scheme at 1 January	**(46.6)**	(27.5)
Movement in year:		
Contributions paid by the Company	**6.0**	5.9
Current service cost	**(8.4)**	(6.8)
Past service cost	**-**	-
Net return	**-**	0.2
Actuarial loss	**(2.7)**	(18.4)
Deficit in Scheme at 31 December	**(51.7)**	(46.6)

History of experience gains and losses

	2004	2003	2002
Difference between expected and actual return on Scheme assets			
Amount (£m)	**4.3**	10.0	(28.3)
Percentage of Scheme assets	**2.2%**	5.6%	(18.4%)
Experience gains and losses on Scheme liabilities			
Amount (£m)	**3.0**	(5.0)	1.0
Percentage of present value of Scheme liabilities	**1.2%**	(2.2%)	0.6%
Total amount recognisable in statement of total recognised gains and losses			
Amount (£m)	**(2.7)**	(18.4)	(31.4)
Percentage of present value of Scheme liabilities	**(1.1%)**	(8.1%)	(17.3%)

8. **Directors' emoluments**

Full details of the Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 18 to 31.

9. **Provisions for bad and doubtful debts**

Group	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
At 1 January 2004:				
Specific provision	3.1	1.9	27.4	32.4
General provision	31.7	8.7	28.5	68.9
	34.8	10.6	55.9	101.3
Profit and loss account:				
Increase in provisions during the year:				
Specific provision	5.0	0.3	41.9	47.2
General provision	1.4	2.5	8.3	12.2
Adjustment to provisions resulting from recoveries:				
Specific provision	(0.9)	(0.1)	(1.9)	(2.9)
	5.5	2.7	48.3	56.5
Transfers				
General provision	(0.2)	–	0.2	–
Amounts written off during the year:				
Specific provision	(3.8)	(1.1)	(26.0)	(30.9)
At 31 December 2004:				
Specific provision	3.4	1.0	41.4	45.8
General provision	32.9	11.2	37.0	81.1
	36.3	12.2	78.4	126.9
Company				
At 1 January 2004:				
Specific provision	3.1	1.9	31.5	36.5
General provision	31.7	8.7	28.5	68.9
	34.8	10.6	60.0	105.4
At 31 December 2004:				
Specific provision	3.4	1.0	45.5	49.9
General provision	32.9	11.2	37.0	81.1
	36.3	12.2	82.5	131.0

9. Provisions for bad and doubtful debts (continued)

Interest has been suspended on impaired loans as follows:

	Group and Company		
	On advances secured on residential property £m	On other secured advances £m	Total £m
Interest suspended at 1 January 2004	1.9	3.9	5.8
Movement in suspended interest during the year:			
Interest suspended	1.3	0.6	1.9
Receipts of interest previously suspended	(0.6)	–	(0.6)
Amounts written off	(0.2)	(0.5)	(0.7)
Interest suspended at 31 December 2004	2.4	4.0	6.4

	Group and Company	
	2004 £m	2003 £m
Advances on which interest has been suspended totalled:		
Before provisions	**18.3**	17.8
After provisions	**15.4**	15.3

10. Tax on profit on ordinary activities

	2004 £m	2003 £m
The tax charge for the year comprises:		
UK corporation tax		
Current tax on profits for the year	**115.5**	102.4
Adjustments in respect of prior years	**(3.3)**	(5.8)
Total current tax	**112.2**	96.6
Increase in deferred taxation	**12.8**	15.6
	125.0	112.2

A reconciliation of current tax on profit on ordinary activities at the standard UK corporation tax rate to the Group's actual current tax charge for the years ended 31 December 2004 and 2003 is shown as follows:

	2004 £m	2003 £m
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax in the UK of 30% (2003 30%)	**129.4**	116.0
Effects of:		
Net (non taxable income)/non deductible expenses for tax purposes	**(1.5)**	0.5
Current tax effect of timing differences	**(12.4)**	(14.1)
Adjustments to tax charge in respect of previous periods	**(3.3)**	(5.8)
Current tax charge for period	**112.2**	96.6

Note 38 discloses the book and fair values for some of the Group's financial instruments. The net deficit which would arise from recording these financial instruments at their fair value instead of their book value of £174.8m (2003 £65.4m) has not been recognised in the accounts. Accordingly no provision for the corresponding deferred tax asset of £52.4m (2003 £19.6m) has been made.

11. Profit on ordinary activities after taxation

Of the profit on ordinary activities after taxation attributable to ordinary shareholders, £262.7m (2003 £227.3m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's profit and loss account has not been presented separately.

12. Dividends

	2004 pence per share	2003 pence per share	2004 £m	2003 £m
Ordinary Shares:				
Interim (paid)	**8.5**	7.5	**35.2**	31.6
Final (proposed)	**18.0**	15.8	**74.8**	66.2
less paid and payable to ESOP trusts (see note 34)			**–**	(1.5)
	26.5	23.3	**110.0**	96.3

13. Earnings per ordinary share

Earnings per Ordinary Share have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern Rock plc of £306.2m (2003 (as restated) £274.4m) by the weighted average number of Ordinary Shares in issue of 413.0m (2003 412.3m).

The weighted average number of Ordinary Shares in issue has been determined after excluding shares held in trust for employee share schemes.

Fully diluted earnings per Ordinary Share have been calculated using the weighted average number of shares in issue together with 3.6m (2003 3.6m) potentially dilutive shares resulting from options granted under employee share schemes.

14. Loans and advances to banks

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Repayable:				
On demand	**268.9**	973.3	**255.8**	964.1
In not more than three months	**3,017.0**	2,469.9	**2,952.1**	2,366.7
In more than three months but not more than one year	**19.5**	7.0	**14.5**	7.0
	3,305.4	3,450.2	**3,222.4**	3,337.8

The Company is required to maintain balances with the Bank of England, which at 31 December 2004 amounted to £44.0m (2003 £36.3m).

15. Loans and advances to customers

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Advances secured on residential property	**27,000.7**	23,179.7	**27,000.3**	23,179.1
Other secured advances	**1,278.1**	939.5	**1,278.1**	939.5
Unsecured loans	**4,590.5**	3,236.6	**4,590.5**	3,236.6
Amounts due from subsidiary undertakings	**–**	–	**32.0**	37.4
	32,869.3	27,355.8	**32,900.9**	27,392.6
Repayable:				
On demand	**3.5**	2.2	**39.6**	26.6
In not more than three months	**220.9**	232.0	**220.9**	232.0
In more than three months but not more than one year	**681.9**	619.1	**681.9**	636.2
In more than one year but not more than five years	**4,831.5**	4,241.9	**4,831.5**	4,241.9
In more than five years	**27,258.4**	22,361.9	**27,258.0**	22,361.3
Less provisions (note 9)	**(126.9)**	(101.3)	**(131.0)**	(105.4)
	32,869.3	27,355.8	**32,900.9**	27,392.6

16. Securitisation

Loans and advances to customers include portfolios of residential and commercial mortgage loans which are subject to non-recourse financing arrangements. The loans have been purchased by special purpose vehicles, which have primarily issued mortgage backed fixed and floating rate notes to finance the purchases.

The Group is not obliged to support any losses in respect of these mortgages, except as described below, nor does it intend to do so. This is clearly stated in the agreements with noteholders.

Northern Rock plc has made interest bearing subordinated loans to the special purpose vehicles, the repayments of which are subordinated to the claims of the noteholders. In addition, mortgage indemnity guarantee (MIG) insurance is provided on certain loans to the vehicles purchasing residential mortgage loans by a subsidiary of Northern Rock plc. Since 1 January 2003, Northern Rock plc has not taken out MIG insurance in respect of new loans. Existing cover remains in force. Northern Rock plc does not guarantee the liabilities of this subsidiary. In the Group accounts, a separate presentation of assets and liabilities has been adopted to the extent of the insurance cover provided by the subsidiary.

16. Securitisation (continued)

Northern Rock plc has an option to sell further mortgage loans to the special purpose vehicles where at the end of any interest period the rate of repayment of principal in the vehicle exceeds the level agreed at the date of sale of the loans. Northern Rock plc has no right or obligation to repurchase the benefit of any securitised loan except to the extent that the loan breaches representations and warranties given at the date of sale. It does, however, have the option to repurchase loans from the vehicles, on being offered the opportunity to do so by the vehicles, where the borrower requests a further advance or a change in product type.

Northern Rock plc has entered into a number of interest rate swaps with the vehicles. These convert interest flows from the mortgage loans into LIBOR based interest flows to match the interest flows payable on the floating rate notes.

During the year, Northern Rock plc assigned portfolios of residential mortgage loans with a book value of £16.7 billion to Granite Finance Trustees Limited. Granite Finance Funding Limited acquired, at book value, an interest in the trust property vested in Granite Finance Trustees Limited. This beneficial interest was acquired in three separate transactions, the first on 28 January 2004 for £3.5 billion, the second on 26 May 2004 for £3.6 billion and the third on 22 September 2004 for £4.0 billion. Granite Finance Funding Limited funded its acquisitions through borrowings from its subsidiary companies, Granite Mortgages 04-1 plc, Granite Mortgages 04-2 plc and Granite Mortgages 04-3 plc. These companies principally funded their loans to Granite Finance Funding Limited through the issue of mortgage backed fixed and floating rate notes.

The balances of assets subject to securitisation and the associated non-recourse finance at 31 December 2004 are set out below.

Securitisation company	Date of securitisation	Gross assets securitised	Non-recourse finance	Subordinated loans made by the Group
Residential:		£m	£m	£m
Granite Mortgages 99-1 plc	1 October 1999	105.0	95.3	-
Granite Mortgages 00-1 plc	1 March 2000	280.1	267.0	-
Granite Mortgages 00-2 plc	25 September 2000	576.4	512.2	4.4
Granite Mortgages 01-1 plc	26 March 2001	867.3[1]	848.6	5.4
Granite Mortgages 01-2 plc	28 September 2001	963.6[1]	934.0	9.9
Granite Mortgages 02-1 plc	20 March 2002	1,664.5[1]	1,634.6	28.0
Granite Mortgages 02-2 plc	23 September 2002	2,032.3[1]	1,997.3	26.0
Granite Mortgages 03-1 plc	27 January 2003	2,262.7[1]	2,246.1	29.5
Granite Mortgages 03-2 plc	21 May 2003	1,931.7[1]	1,881.5	24.5
Granite Mortgages 03-3 plc	24 September 2003	1,823.1[1]	1,768.9	17.5
Granite Mortgages 04-1 plc	28 January 2004	2,928.1[1]	2,827.0	49.4
Granite Mortgages 04-2 plc	26 May 2004	3,297.0[1]	3,213.0	64.1
Granite Mortgages 04-3 plc	22 September 2004	3,885.7[1]	3,786.8	49.4
		22,617.5	22,012.3	308.1
Retained interest in Granite Trustees Limited		826.9	-	-
Less cash deposits held with Northern Rock plc		(1,396.0)	-	-
Total residential		22,048.4	22,012.3	308.1
Commercial:				
Dolerite Funding No. 1 plc	24 June 2002	238.5	216.4	19.1
Retained interest in Dolerite Trustees Limited		52.3	-	-
Total commercial		290.8	216.4	19.1
Maximum extent of insurance cover provided by subsidiary			(125.0)	
Total		22,339.2	22,103.7	327.2

[1] Represents the interest in the trust property at book value held by Granite Finance Funding Limited relating to the debt issued by these companies.

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company, Granite Finance Funding Limited, retained £20 million from the proceeds of debt issuance to fund this reserve. This amount is repayable only after full repayment of the notes.

Interest income earned by Northern Rock plc in respect of the retained interest in Granite Trustees Limited and Dolerite Trustees Limited is recorded in the profit and loss account within "other interest receivable and similar income".

Northern Rock plc does not own directly or indirectly any of the share capital of these companies or of their parent. The Group receives administration fees for servicing the mortgage portfolios together with any residual income arising after the claims of the bondholders and other creditors are met.

At 31 December 2004 the special purpose companies had cash deposits with Northern Rock plc amounting to £1,396.0m. At 31 December 2003 such deposits were held by other third party banks. As such the total gross assets securitised available to meet non-recourse finance amount to £23,735.2m (2003 £15,678.7m).

An aggregated summary of the results for the years ended 31 December 2004 and 2003, and summarised balance sheets as at 31 December 2004 and 2003 for the above companies are set out below.

16. **Securitisation** (continued)

	2004 **£m**	2003 £m
Interest receivable	**998.5**	696.0
Interest payable	**(953.9)**	(538.3)
Interest receivable on cash deposits with Northern Rock	**46.9**	-
Fixed rate swaps payable to Northern Rock	**(1.7)**	(65.4)
Other swaps and net interest payable to Northern Rock	**31.4**	(34.7)
Net interest receivable	**121.2**	57.6
Other income net of administrative and other expenses payable to third parties	**19.8**	9.0
Administrative expenses payable to Northern Rock	**(141.0)**	(66.6)
Profit for the financial period	**-**	-
Loans and advances to banks	**423.9**	1,200.4
Cash deposits held with Northern Rock	**1,396.0**	-
Loans and advances to customers	**21,021.1**	14,130.3
Amounts owed by Group companies	**18.6**	4.2
Other assets	**16.1**	-
Total assets	**22,875.7**	15,334.9
Debt securities in issue	**22,228.7**	14,983.3
Amounts owed to Group companies	**645.9**	338.3
Other liabilities	**1.1**	13.3
Total liabilities	**22,875.7**	15,334.9

The interest attributable to the Northern Rock Group is included in the Group profit and loss account under the heading, "Interest receivable". The other income and expenses are included within "Other operating income". The securitisation companies are accounted for as quasi subsidiaries (see note 1).

The balance sheets above reconcile to the linked presentation in the Group balance sheet as follows:

	2004 **£m**	2003 £m
Loans and advances to banks	**423.9**	1,200.4
Loans and advances to customers	**21,021.1**	14,130.3
Other assets	**16.1**	-
Other liabilities	**(1.1)**	(13.3)
Retained interest in Granite Trustees Limited and Dolerite Trustees Limited	**879.2**	361.3
	22,339.2	15,678.7
Debt securities in issue	**22,228.7**	14,983.3
Maximum extent of insurance cover provided by subsidiary (included in other creditors – note 27)	**(125.0)**	(150.9)
	22,103.7	14,832.4

In addition to the transactions above which are accounted for under linked presentation, Northern Rock assigned a portfolio of unsecured loans amounting to £749.7m to Flint Receivables Trustees Limited on 8 December 2003. Flint Consumer Loans No. 1 Limited purchased an interest amounting to £595.0m in the trust property on the same date, funded by the issue of asset backed notes. The noteholders have a proportionate interest in each balance in the portfolio, and at 31 December 2004 this interest amounted to £595.0m (2003 £595.0m). This securitisation does not qualify for linked presentation and therefore the total portfolio is included within unsecured loans as part of loans and advances to customers not subject to securitisation. The funding giving rise to the noteholders' interests is included within debt securities in issue.

Included within loans and advances to customers not subject to securitisation are £1,977.6m of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to an issue of covered bonds of €2.0 billion (£1,340.8m equivalent) made by Northern Rock on 4 May 2004, which are included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore this transaction does not qualify for linked presentation or sale treatment.

17. Debt securities

Group	2004 Book value £m	2004 Market value £m	2003 Book value £m	2003 Market value £m
Investment securities				
Issued by public bodies:				
Government securities	**1,289.0**	**1,312.4**	1,143.2	1,162.6
Issued by other issuers:				
Bank and building society certificates of deposit	**456.2**	**455.3**	330.2	330.2
Other debt securities	**2,997.0**	**3,009.9**	2,712.1	2,726.1
	4,742.2	**4,777.6**	4,185.5	4,218.9
Listed	**4,261.0**	**4,297.4**	3,804.0	3,837.4
Unlisted	**481.2**	**480.2**	381.5	381.5
	4,742.2	**4,777.6**	4,185.5	4,218.9

Company	2004 Book value £m	2004 Market value £m	2003 Book value £m	2003 Market value £m
Investment securities				
Issued by public bodies:				
Government securities	**1,221.8**	**1,243.4**	1,079.7	1,098.7
Issued by other issuers:				
Bank and building society certificates of deposit	**436.2**	**435.3**	308.2	308.2
Other debt securities	**2,920.6**	**2,933.4**	2,644.4	2,658.7
	4,578.6	**4,612.1**	4,032.3	4,065.6
Listed	**4,117.4**	**4,151.9**	3,672.8	3,706.1
Unlisted	**461.2**	**460.2**	359.5	359.5
	4,578.6	**4,612.1**	4,032.3	4,065.6

Included in Group and Company debt securities are assets valued at £nil (2003 £nil) that are subject to sale and repurchase agreements.

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Due within one year	**761.9**	655.4	**741.9**	625.1
Due one year and over	**3,980.3**	3,530.1	**3,836.7**	3,407.2
	4,742.2	4,185.5	**4,578.6**	4,032.3
Unamortised premiums and discounts	**42.7**	34.1	**37.9**	27.1

17. Debt securities (continued)

The movement on debt securities during the year was as follows:

	Group £m	Company £m
Cost:		
At 1 January 2004	4,190.5	4,037.3
Additions	9,467.0	9,331.6
Disposals	(8,878.7)	(8,754.1)
Premiums net of discounts charged in the year	(9.6)	(9.2)
Exchange adjustments	(25.0)	(25.0)
At 31 December 2004	4,744.2	4,580.6
Provisions:		
At 1 January 2004	5.0	5.0
Released in year	(3.0)	(3.0)
At 31 December 2004	2.0	2.0
Net book amount:		
At 31 December 2004	4,742.2	4,578.6
At 31 December 2003	4,185.5	4,032.3

All debt securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.

18. Equity shares and other variable yield securities

	2004		2003	
Group	**Book value £m**	**Market value £m**	Book value £m	Market value £m
Investment securities				
Listed	**539.4**	**554.9**	390.3	398.0
Unlisted	**36.2**	**36.2**	20.5	20.5
	575.6	**591.1**	410.8	418.5

	2004		2003	
Company	**Book value £m**	**Market value £m**	Book value £m	Market value £m
Investment securities				
Listed	**421.9**	**433.1**	299.4	306.9
Unlisted	**36.2**	**36.2**	20.5	20.5
	458.1	**469.3**	319.9	327.4

The movement on equity shares and other variable yield securities during the year was as follows:

	Group £m	Company £m
Cost:		
At 1 January 2004	412.3	321.4
Additions	193.3	148.0
Disposals	(19.3)	(0.6)
Exchange adjustments	(10.7)	(10.7)
At 31 December 2004	575.6	458.1
Provisions:		
At 1 January 2004	1.5	1.5
Released in year	(1.5)	(1.5)
At 31 December 2004	-	-
Net book amount:		
At 31 December 2004	575.6	458.1
At 31 December 2003	410.8	319.9

All equity shares and other variable yield securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.

19. Shares in group undertakings

	Company £m
Cost:	
At 1 January 2004	217.2
Distribution from subsidiary	(92.4)
At 31 December 2004	124.8
Provisions:	
At 1 January 2004 and 31 December 2004	4.3
Net book amount:	
At 31 December 2004	120.5
At 31 December 2003	212.9

The Company's interest in subsidiary undertakings are analysed as follows:

	2004 £m	2003 £m
Credit institutions	**50.0**	50.0
Other	**70.5**	162.9
	120.5	212.9

The principal subsidiaries of Northern Rock plc at 31 December 2004 are listed below, all of which are directly held and wholly owned by the Company, and all of which operate in their country of incorporation or registration.

	Nature of business	Country of incorporation or registration
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

In addition, Granite Mortgages 99-1 plc, Granite Mortgages 00-1 plc, Granite Mortgages 00-2 plc, Granite Mortgages 01-1 plc , Granite Mortgages 01-2 plc, Granite Mortgages 02-1 plc, Granite Mortgages 02-2 plc, Granite Mortgages 03-1 plc, Granite Mortgages 03-2 plc, Granite Mortgages 03-3 plc, Granite Mortgages 04-1 plc, Granite Mortgages 04-2 plc, Granite Mortgages 04-3 plc and Dolerite Funding No. 1 plc, all companies incorporated in England and Wales, and Granite Finance Funding Limited, Granite Finance Trustees Limited and Dolerite Mortgages Trustee Limited, all companies incorporated in Jersey, have been accounted for as quasi-subsidiaries (see note 1).

Northern Rock acquired all the issued share capital of Legal & General Bank Limited (renamed Northern Rock Holdings No. 1 Limited) and Legal & General Mortgage Services Limited (renamed Northern Rock Holdings No. 2 Limited) on 1 August 2002. On 9 November 2002 the assets and undertakings of each of these companies were transferred to Northern Rock plc, and neither have any continuing operations. During 2003, Northern Rock Holdings No. 1 Limited surrendered its permission under Part IV, Financial Services and Markets Act 2000 to accept deposits and is therefore no longer regarded as a credit institution. During 2004 Northern Rock Holdings No. 1 Limited paid a capital distribution to Northern Rock plc of £92.4m.

20. Intangible fixed assets

Goodwill	
Cost:	£m
At 1 January 2004 and 31 December 2004	35.8
Amortisation:	
At 1 January 2004	5.1
Charged for the year	3.6
At 31 December 2004	8.7
Net book amount:	
At 31 December 2004	27.1
At 31 December 2003	30.7

21. Tangible fixed assets

Group	Freehold £m	Land and buildings: Long leasehold £m	Land and buildings: Short leasehold £m	Plant, equipment, fixtures, fittings & vehicles £m	Assets in the course of construction £m	Total £m
Cost:						
At 1 January 2004	82.2	12.0	5.5	150.4	5.7	255.8
Additions	3.0	7.3	0.1	31.7	18.3	60.4
Transfers	0.3	0.6	(0.6)	0.6	(0.9)	–
Disposals	(4.2)	–	–	(1.5)	–	(5.7)
At 31 December 2004	81.3	19.9	5.0	181.2	23.1	310.5
Depreciation and amortisation:						
At 1 January 2004	8.7	5.3	4.8	57.9	–	76.7
Charged in year	0.8	0.4	–	26.3	–	27.5
Adjustments arising on disposals	(0.6)	–	(0.2)	(1.1)	–	(1.9)
At 31 December 2004	8.9	5.7	4.6	83.1	–	102.3
Net book amount:						
At 31 December 2004	72.4	14.2	0.4	98.1	23.1	208.2
At 31 December 2003	73.5	6.7	0.7	92.5	5.7	179.1

Net book amount of land and buildings occupied for own use: 2004 £86.4m (2003 £78.9m).

Company	Freehold £m	Land and buildings: Long leasehold £m	Land and buildings: Short leasehold £m	Plant, equipment, fixtures, fittings & vehicles £m	Assets in the course of construction £m	Total £m
Cost:						
At 1 January 2004	43.9	46.4	5.5	126.7	3.9	226.4
Additions	2.7	3.1	0.1	32.3	17.9	56.1
Transfers	0.6	0.6	(0.6)	–	(0.6)	–
Disposals	(4.2)	–	–	(1.5)	–	(5.7)
At 31 December 2004	43.0	50.1	5.0	157.5	21.2	276.8
Depreciation and amortisation:						
At 1 January 2004	8.1	0.9	4.8	56.1	–	69.9
Charged in year	0.6	0.9	–	25.0	–	26.5
Adjustments arising on disposals	(0.6)	–	(0.2)	(1.1)	–	(1.9)
At 31 December 2004	8.1	1.8	4.6	80.0	–	94.5
Net book amount:						
At 31 December 2004	34.9	48.3	0.4	77.5	21.2	182.3
At 31 December 2003	35.8	45.5	0.7	70.6	3.9	156.5

Net book amount of land and buildings occupied for own use: 2004 £83.0m (2003 £80.0m).

22. Other assets

	Group 2004 £m	Group 2003 (as restated) £m	Company 2004 £m	Company 2003 (as restated) £m
Deferred taxation	–	–	**18.4**	16.6
Dividends receivable	–	–	**6.9**	7.2
Other assets	**69.6**	76.6	**61.0**	61.5
	69.6	76.6	**86.3**	85.3

22. Other assets (continued)

The full movement on deferred taxation (payable)/recoverable was as follows:	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
At 1 January	**(19.0)**	(3.4)	**16.6**	13.3
(Charge)/credit for year	**(12.8)**	(15.6)	**1.8**	3.3
At 31 December	**(31.8)**	(19.0)	**18.4**	16.6

The amounts (payable)/recoverable in respect of deferred taxation relate to:	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Excess of capital allowances over depreciation	**(9.3)**	(8.8)	**(8.9)**	(8.5)
Other timing differences	**(22.5)**	(10.2)	**27.3**	25.1
	(31.8)	(19.0)	**18.4**	16.6

23. Prepayments and accrued income

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Deferred mortgage incentives	**279.3**	236.9	**279.3**	236.9
Accruals on derivatives	**163.1**	111.5	**163.1**	111.5
Accrued interest	**79.7**	65.5	**77.2**	63.2
Pension fund prepayment	**28.9**	30.6	**28.9**	30.6
Other	**195.9**	120.3	**291.0**	255.9
	746.9	564.8	**839.5**	698.1
Included above:				
Deferred mortgage incentives chargeable to the profit and loss account in more than one year	**114.3**	99.9	**114.3**	99.9

The movements on deferred mortgage incentives were as follows:	Group and Company	
	2004	2003
	£m	£m
At 1 January	**236.9**	257.5
Additions	**482.5**	327.1
Amortisation	**(440.1)**	(347.7)
At 31 December	**279.3**	236.9

Additions to deferred mortgage incentives in the year is the amount that would have been charged to the profit and loss account for the year if incentives were not being amortised.

24. Deposits by banks

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Amount due to subsidiaries	–	–	**1,866.0**	1,876.1
Other deposits	**1,201.6**	1,461.5	**1,201.6**	1,461.5
	1,201.6	1,461.5	**3,067.6**	3,337.6
Repayable:				
On demand	–	–	**1,866.0**	1,876.1
In not more than three months	**847.7**	1,157.3	**847.7**	1,157.3
In more than three months but not more than one year	**193.6**	125.9	**193.6**	125.9
In more than one year but not more than five years	**4.0**	22.0	**4.0**	22.0
In more than five years	**156.3**	156.3	**156.3**	156.3
	1,201.6	1,461.5	**3,067.6**	3,337.6

25. Customer accounts

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Retail funds and deposits	**17,238.5**	16,342.8	**15,367.4**	14,467.5
Amounts due to subsidiaries	**-**	-	**2.0**	94.4
Other customer accounts	**3,103.5**	2,454.5	**3,103.5**	2,454.5
	20,342.0	18,797.3	**18,472.9**	17,016.4
Repayable:				
On demand	**7,103.9**	6,576.7	**6,323.5**	5,813.6
In not more than three months	**5,341.3**	4,710.6	**5,156.2**	4,494.6
In more than three months but not more than one year	**5,988.8**	5,493.9	**5,277.6**	4,918.1
In more than one year but not more than five years	**1,908.0**	2,016.1	**1,715.6**	1,790.1
	20,342.0	18,797.3	**18,472.9**	17,016.4

The above amounts include balances on accounts on which an interest penalty option is available to investors requiring immediate withdrawals as follows:

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
In not more than three months	**2,969.3**	2,734.6	**2,784.2**	2,518.6
In more than three months but not more than one year	**5,351.1**	5,115.4	**4,639.9**	4,540.6
In more than one year but not more than five years	**1,659.1**	1,740.7	**1,487.6**	1,551.3

26. Debt securities in issue

	Group and Company 2004 £m	Group and Company 2003 £m
Bonds and medium term notes	**9,552.9**	7,141.2
Other debt securities in issue	**7,228.7**	5,918.9
	16,781.6	13,060.1
Debt securities in issue are repayable as follows:		
Bonds and medium term notes		
In not more than three months	**1,055.9**	1,596.4
In more than three months but not more than one year	**1,928.2**	1,844.2
In more than one year but not more than two years	**1,895.7**	889.0
In more than two years but not more than five years	**4,373.8**	2,507.6
In more than five years	**299.3**	304.0
	9,552.9	7,141.2
Other debt securities in issue		
In not more than three months	**5,621.7**	4,590.9
In more than three months but not more than one year	**1,582.8**	1,315.0
In more than one year but not more than two years	**4.0**	11.0
In more than two years but not more than five years	**20.2**	2.0
	7,228.7	5,918.9

Included within bonds and medium term notes is £1,840.8m (2003 £500.0m) that is secured by certain portfolios of loans in relation to the Group's covered bond programme and the securitisation of unsecured loans. See note 16 for further details.

27. Other liabilities

	Group 2004 £m	Group 2003 (as restated) £m	Company 2004 £m	Company 2003 (as restated) £m
Amounts falling due within one year:				
Income tax on interest	**17.6**	10.1	**17.6**	10.1
Corporation tax	**60.0**	53.8	**58.2**	51.7
Other taxation and social security	**6.1**	4.9	**6.1**	4.9
Dividends payable	**74.7**	65.3	**74.8**	66.2
Other creditors	**177.2**	204.7	**77.3**	77.6
	335.6	338.8	**234.0**	210.5

28. Accruals and deferred income

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Accrued interest	**488.3**	383.3	**499.2**	390.9
Accruals on derivatives	**15.3**	29.7	**15.3**	29.7
Deferred income	**13.7**	32.9	**10.6**	19.2
Other accruals	**22.5**	29.4	**19.8**	24.4
	539.8	475.3	**544.9**	464.2

29. Subordinated liabilities

	Group and Company 2004 £m	Group and Company 2003 £m
Dated		
5.625% Subordinated bonds due 2015	**300.0**	300.0
11.734% Subordinated loan 2016	**20.0**	20.0
5.75% Subordinated bonds due 2017	**250.0**	250.0
10⅜% Subordinated bonds due 2018	**50.0**	50.0
9⅜% Subordinated bonds due 2021	**149.3**	149.2
Undated		
12⅝% Perpetual subordinated notes	**19.8**	19.8
8% Undated subordinated notes	**61.5**	61.5
6.75% Fixed rate step-up undated subordinated notes	**200.0**	200.0
Floating rate undated subordinated notes	**69.0**	69.0
5.6% Undated subordinated notes	**396.1**	–
	1,515.7	1,119.5

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The 10⅜% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The 9⅜% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

The 12⅝% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15 June 2004 and may subsequently be redeemed in the ordinary course of business on coupon dates which fall on 15 March, 15 June, 15 September and 15 December.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US$ LIBOR.

The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30 April 2014.

All subordinated liabilities, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes are denominated in sterling. All are ranked equally between and within issues.

Redemptions of any dated subordinated notes prior to their final maturity date and any undated subordinated notes are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

The dated subordinated liabilities are repayable as follows:

	Group and Company 2004 £m	Group and Company 2003 £m
In more than five years	**769.3**	769.2

30. Reserve capital instruments

The reserve capital instruments were issued for a value of £200m on 21 September 2000 and are undated. A further £100m was issued in May 2001. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which, at Northern Rock's option, will be achieved either by the payment of cash directly, or by the issue of Ordinary Shares in Northern Rock which, when sold by a trustee in the market, will produce an amount equal to the cash payment. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. Deferred coupons and any interest accruing thereon can only be satisfied through the issue of shares. The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital, as defined by the Financial Services Authority. Any excess is allocated to Upper Tier 2 capital

31. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. Deferred coupons can only be satisfied through the issue of Ordinary Shares.

The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

32. Called up share capital

	Ordinary Shares of 25p each Number	Foundation Shares of 25p each Number	Total Number	Ordinary Shares of 25p each £m	Foundation Shares of 25p each £m	Total £m
Authorised:						
At 31 December 2004 and 31 December 2003	614.0m	104.5m	718.5m	153.5	26.1	179.6
Issued and fully paid:						
At 31 December 2004 and 31 December 2003	421.2m	74.4m	495.6m	105.3	18.6	123.9

The Foundation Shares are held by The Northern Rock Foundation. These shares carry no rights to dividends but rank pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carry no rights to dividends, they have been omitted in the calculation of earnings per share (see note 13). These shares do not confer any rights in relation to attendance or voting at any general meeting of the Company.

The following options to acquire Ordinary Shares were outstanding at 31 December 2004 under savings related share option schemes:

- 30,921 (31 December 2003 36,444) at an option price of 381p per share exercisable during 2005
- 1,345,521 (31 December 2003 1,394,391) at an option price of 215p per share exercisable on various dates up to 2007
- 825,588 (31 December 2003 912,660) at an option price of 598p per share exercisable on various dates up to 2010

At 31 December 2004, options to acquire 569,770 Ordinary Shares (31 December 2003 945,565) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 618p per share. These options became exercisable on 1 June 2001 and may be exercised until 2008.

At 31 December 2004, options to acquire 2,985,000 Ordinary Shares (31 December 2003 3,369,000) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 641p per share. These options are exercisable between 2005 and 2012.

33. Reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Group			
At 1 January 2004			
As previously reported	6.8	7.3	1,249.9
Prior year adjustment re own shares	-	-	(48.0)
As restated	6.8	7.3	1,201.9
Movements in relation to own shares (see note 34)	-	-	5.8
Retained profit	-	-	196.2
At 31 December 2004	6.8	7.3	1,403.9

33. Reserves (continued)

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Company			
At 1 January 2004			
As previously reported	6.8	7.3	1,143.4
Prior year adjustment re own shares	–	–	(47.3)
As restated	6.8	7.3	1,096.1
Movements in relation to own shares (see note 34)	–	–	5.8
Retained profit	–	–	152.7
At 31 December 2004	6.8	7.3	1,254.6

34. Own shares

The amounts deducted from the profit and loss reserve in respect of own shares, which are held at cost, are as follows:

	Group and Company 2004 £m	2003 £m
Own shares in relation to employee share schemes	**55.3**	58.2

Movements in the amount deducted from reserves in respect of own shares have been as follows:

	2004 £m	2003 £m
At 1 January	**58.2**	53.9
Purchase of shares	**6.0**	15.5
Use of shares on exercise of employee options and for other employee share plans	**(8.9)**	(11.2)
	(2.9)	4.3
Closing shareholders' funds	**55.3**	58.2
The credit/(charge) to the profit and loss account reserve has been as follows:		
Surplus on transactions in own shares	**2.9**	1.0
Net decrease/(increase) in cost of own shares	**2.9**	(4.3)
	5.8	(3.3)

Northern Rock plc sponsors The Northern Rock Employee Trust, The Northern Rock Employee Profit Sharing Scheme and The Northern Rock Qualifying Employee Share Ownership Trust which are discretionary trusts for the benefit of employees and former employees of Northern Rock plc. The Company has provided funds to the trustees to enable them to purchase Northern Rock plc Ordinary Shares, which are used to satisfy options granted by the Company or to meet commitments arising under other employee share schemes. The cost of providing these shares is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit. In accordance with the rules of The Northern Rock Qualifying Employee Share Ownership Trust, dividends on shares held by that trust are waived. At 31 December 2004 this trust held 2,054,261 shares (2003 2,056,063). With effect from the 2004 interim payment, dividends on shares held by The Northern Rock Employee Trust are waived. At 31 December 2004 this trust held 5,779,139 shares.

At 31 December 2004, a total of 8,344,641 shares were held by the trustees (2003 9,239,017) with a market value of £65.2m (2003 £66.1m). These shares are excluded from the weighted average number of Ordinary Shares when calculating earnings per Ordinary Share (see note 13).

35. Reconciliation of movements in shareholders' funds

	Group 2004 £m	Group 2003 (as restated) £m	Company 2004 £m	Company 2003 (as restated) £m
Profit retained	**196.2**	178.1	**152.7**	129.5
Net addition to shareholders' funds	**196.2**	178.1	**152.7**	129.5
Opening shareholders' funds as previously reported	**1,339.9**	1,209.6	**1,234.1**	1,151.9
Prior year adjustment re own shares				
Reduction in shareholders' funds prior to 1 January 2003	–	(44.5)	–	(44.0)
Movement in relation to own shares (see note 34)	–	(3.3)	–	(3.3)
	–	(47.8)	–	(47.3)
Movement in relation to own shares (see note 34)	**5.8**	–	**5.8**	–
Closing shareholders' funds	**1,541.9**	1,339.9	**1,392.6**	1,234.1

36. Guarantees and other financial commitments

(i) The Company has an obligation under the Building Societies Act 1986, as successor company to Northern Rock Building Society, to honour the financial commitments of its subsidiaries and associated bodies linked by resolution, incurred prior to 11 June 1996 insofar as those bodies are unable to discharge them out of their own assets. The Company has agreed to continue this obligation in respect of liabilities of Northern Rock (Guernsey) Limited.

(ii) The Company has given indemnities to the National House Building Council in respect of certain of its house building operations.

(iii) Capital commitments at 31 December in respect of authorised expenditure were as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Contracted for	**6.2**	24.1	**3.2**	3.0

(iv) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Land and buildings				
Leases which expire:				
Within one year	**0.1**	0.2	**0.1**	0.2
In one to five years	**0.8**	0.4	**0.8**	0.4
Over five years	**2.0**	2.7	**3.1**	3.8
	2.9	3.3	**4.0**	4.4
Other operating leases				
Leases which expire:				
Within one year	**0.4**	0.2	**0.4**	0.2
In one to five years	**4.8**	5.1	**4.8**	5.1
	5.2	5.3	**5.2**	5.3

(v) Memorandum items

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Commitments:				
Irrevocable undrawn loan facilities	**1,488.5**	1,018.5	**1,488.5**	1,018.5
Unpaid share capital of subsidiary company	**–**	–	**15.5**	15.5
	1,488.5	1,018.5	**1,504.0**	1,034.0

37. Derivatives and other financial instruments

The Group's approach to risk management and the related use of derivative instruments is described below.

Risk management
Management of risk is fundamental to the business of banking and is an integral part of the Group's strategic focus. The Group's risk management governance structure begins with oversight responsibility by the Board of Directors. Assisting the Board, the Audit Committee of Non-Executive Directors advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group and reports to the Board on both financial and non-financial controls. The Risk Committee comprising three Non-Executive and the Executive Directors reviews the key risks inherent in the business and the system of control necessary to manage such risks.

In addition, the Management Board Asset and Liability Committee, which comprises the Executive Directors, the Company Secretary and ten other senior executives, has been delegated the responsibility to oversee the management and review of the balance sheet risk and liquidity profiles. The Management Board Asset and Liability Committee is supported by the director of Risk.

The director of Risk reports on and monitors risks throughout the Group and assists operational business areas in the formulation and implementation of appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular operational and credit risk exposures and implementing risk management policies and procedures agreed by the Board.

Credit risk
Credit risk is the potential risk of financial loss arising from the failure of a customer or counterparty to settle its financial and contractual obligations.

The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilises various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. This includes the use of various credit risk mitigation techniques such as netting.

The customer loan risk management process incorporates sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels.

Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by the rating agencies. Credit limits are monitored by the Management Board Asset and Liability Committee to ensure they remain within authorised counterparty credit limits as detailed in the Credit Risk Policy Statement approved by the Board of Directors.

Liquidity risk
Liquidity risk arises from the mismatch in the cash flows generated from on balance sheet assets and liabilities, and the interest flows of off balance sheet instruments.

The Board of Directors has approved a Liquidity Policy statement which is compliant with the supervisory framework set by the Financial Services Authority ("FSA"). These policies ensure that the Group is able to meet retail deposit withdrawals – either on demand or at contractual maturity – to repay wholesale borrowings as they mature and to meet current lending objectives. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity profile of wholesale and retail funds. Regular reports are made to the FSA detailing the Group's sterling stock liquidity.

Operational risk
Operational risk is the potential risk of financial loss or impairment to reputation arising from failures in operational processes or the systems that support them. To minimise operational risk, the Group maintains a system of control commensurate with the characteristics of the business and markets in which the Group operates, best practice principles and regulatory considerations. Where necessary, the Management Board Asset and Liability Committee will establish a project team, comprising senior business line managers, to devise and implement a suitable action plan to mitigate specific operational risk exposures.

Market risk
Market risk is the risk to earnings arising from changes in interest rates, foreign exchange rates and the price of financial securities.

(i) Interest rate risk
As a UK based mortgage institution, Northern Rock offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate exposures.

The Board of Directors has approved a Balance Sheet Structural Risk Management and Hedging Policy Statement that details the policies, procedures and controls for managing risk, including interest rate risk and the use of derivatives. This policy is reviewed regularly by the Management Board Asset and Liability Committee which is responsible for ensuring that balance sheet exposures are managed within the Group's policies and operational limits.

All structural interest rate risk positions and interest rate sensitivity tests are reported to the Management Board Asset and Liability Committee on a regular basis.

(ii) Currency risk
In addition to raising funds through the sterling money markets, capital markets and domestic retail savings market, the Group raises funds through issuing Euro Commercial Paper, US Dollar Commercial Paper, non-sterling denominated medium-term debt securities (including covered bonds) and non-sterling denominated retail funds. The Group's policy is to fully hedge any exchange rate exposures by using cross-currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency. Any non-sterling denominated assets are also fully hedged in this manner or matched with non-sterling denominated liabilities.

Derivatives
The Board of Directors has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within Northern Rock is to hedge risk exposure, and the Group takes no trading positions in derivatives.

For the purpose of reducing interest rate risk and currency risk, the Group uses a number of derivative instruments. These comprise interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. Where either an off balance sheet derivative instrument or an on balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument which optimises the following conditions:

- Minimise capital utilisation;
- Maximise income or minimise cost;
- Maximise liquidity;
- Minimise administrative and accounting complexity; and
- Minimise the Group's tax liability.

The benefits of using off balance sheet derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss.

37. Derivatives and other financial instruments (continued)

The following table summarises activities undertaken by Northern Rock, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of hedge
Management of the return on variable rate assets	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps Purchase interest rate options Sell forward rate agreements Purchase interest rate futures
Fixed-rate lending	Sensitivity to increases in interest rates Sensitivity to decreases in medium/long term interest rates, resulting in prepayment	Pay fixed interest rate swaps Purchase interest rate caps Impose early repayment penalty charges
Fixed-rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed-rate asset investments	Sensitivity to increase in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures Purchase forward rate agreements Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts Purchase currency options

Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example medium-term note issues based on equity indices or a multiple of an underlying floating market rate. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

The table below shows the underlying principal amount and positive and negative book and fair values of derivatives by type of contract.

Group and Company 2004	Underlying principal amount £m	Positive book values £m	Negative book values £m	Positive fair values £m	Negative fair values £m
Interest rate contracts:					
Interest rate swaps					
1 year or less	18,886.7	–	–	30.8	7.5
1-5 years	17,651.9	–	–	39.3	95.9
over 5 years	2,602.8	–	–	93.0	13.2
Equity index swaps					
1 year or less	1.0	–	–	–	–
1-5 years	179.0	–	–	4.9	4.4
over 5 years	–	–	–	–	–
Forward rate agreements					
1 year or less	35.3	–	–	–	–
1-5 years	50.0	–	–	–	–
over 5 years	–	–	–	–	–
Exchange traded futures					
1 year or less	211.3	–	–	–	1.4
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
Caps, floors and options					
1 year or less	–	–	–	–	–
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	39,618.0	–	–	168.0	122.4

37. Derivatives and other financial instruments (continued)

Group and Company	Underlying principal amount £m	Positive book values £m	Negative book values £m	Positive fair values £m	Negative fair values £m
Exchange rate contracts:					
Cross currency swaps					
1 year or less	1,574.3	9.1	111.4	9.1	102.8
1-5 years	5,907.9	215.0	268.2	242.4	255.9
over 5 years	710.0	21.0	60.7	20.8	61.2
Forward foreign exchange					
1 year or less	2,552.4	11.0	76.5	18.8	59.0
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	10,744.6	256.1	516.8	291.1	478.9
2003					
Interest rate contracts:					
Interest rate swaps					
1 year or less	10,744.2	–	–	11.1	16.4
1-5 years	18,054.0	–	–	105.3	68.5
over 5 years	2,876.0	–	–	84.9	16.9
Equity index swaps					
1 year or less	6.4	–	–	–	0.2
1-5 years	266.8	–	–	3.4	5.0
over 5 years	–	–	–	–	–
Forward rate agreements					
1 year or less	5.0	–	–	–	–
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
Exchange traded futures					
1 year or less	385.5	–	–	–	8.4
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
Caps, floors and options					
1 year or less	15.0	–	–	–	–
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	32,352.9	–	–	204.7	115.4
Exchange rate contracts:					
Cross currency swaps					
1 year or less	1,588.3	26.7	190.9	25.2	155.6
1-5 years	3,446.8	124.7	112.5	121.0	148.8
over 5 years	285.5	20.3	18.5	19.7	19.4
Forward foreign exchange					
1 year or less	2,471.1	2.6	126.4	1.9	112.1
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	7,791.7	174.3	448.3	167.8	435.9

The positive fair values above represent the gross replacement cost of the Group's derivatives and hence equate to the maximum gross loss it would incur if any party to the derivatives contract failed to perform to its terms. At 31 December 2004 the potential credit exposure after allowing for collateral received was £269.1m (2003 £194.0m).

In addition to the derivatives disclosed above, there are a number of derivatives that have been entered into by the securitisation companies (see note 16). These consist of interest rate swaps and cross currency swaps all with a term of over 5 years. The underlying principal amounts at 31 December 2004 were £1,636.1m and £14,810.2m (2003 £1,257.1m and £10,365.4m). Positive book values amounted to £nil and £270.6m (2003 £nil and £192.5m) and negative book values amounted to £nil and £1,368.5m (2003 £nil and £1,057.8m). Positive fair values were £42.7m and £275.4m (2003 £19.6m and £192.1m) and negative fair values were £0.3m and £1,367.1m (2003 £0.1m and £1,042.6m).

37. Derivatives and other financial instruments (continued)

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.

2004	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Total £m
Assets							
Loans and advances to banks	3,246.9	12.0	2.5	–	–	44.0	3,305.4
Loans and advances to customers	2,691.7	4,682.7	6,290.9	18,010.7	1,428.8	–	33,104.8
Investment securities	3,422.2	33.0	76.3	1,012.5	773.8	–	5,317.8
Other assets	–	–	–	–	–	1,062.0	1,062.0
Total assets	9,360.8	4,727.7	6,369.7	19,023.2	2,202.6	1,106.0	42,790.0
Liabilities							
Deposits by banks	1,024.0	106.1	67.5	4.0	–	–	1,201.6
Customer accounts	12,735.3	2,185.1	3,518.8	1,902.8	–	–	20,342.0
Debt securities in issue	13,525.7	1,230.3	368.2	1,457.4	200.0	–	16,781.6
Subordinated liabilities	68.3	457.7	–	–	1,489.7	–	2,015.7
Other liabilities	–	–	–	–	–	907.2	907.2
Shareholders' equity	–	–	–	–	–	1,541.9	1,541.9
Total liabilities	27,353.3	3,979.2	3,954.5	3,364.2	1,689.7	2,449.1	42,790.0
Off balance sheet items affecting interest rate sensitivity	(14,121.4)	812.0	976.4	12,662.1	(329.1)	–	–
	13,231.9	4,791.2	4,930.9	16,026.3	1,360.6	2,449.1	42,790.0
Interest rate sensitivity gap	(3,871.1)	(63.5)	1,438.8	2,996.9	842.0	(1,343.1)	–
Cumulative interest rate sensitivity gap	(3,871.1)	(3,934.6)	(2,495.8)	501.1	1,343.1	–	–
2003							
Assets							
Loans and advances to banks	3,406.9	7.0	–	–	–	36.3	3,450.2
Loans and advances to customers	7,410.1	2,423.6	4,216.7	12,480.4	1,671.3	–	28,202.1
Investment securities	3,119.8	26.4	120.3	1,248.6	81.2	–	4,596.3
Other assets	–	–	–	–	–	862.8	862.8
Total assets	13,936.8	2,457.0	4,337.0	13,729.0	1,752.5	899.1	37,111.4
Liabilities							
Deposits by banks	1,350.1	107.4	2.0	2.0	–	–	1,461.5
Customer accounts	12,582.1	1,302.5	3,001.9	1,910.8	–	–	18,797.3
Debt securities in issue	11,539.4	1,492.6	23.0	5.1	–	–	13,060.1
Subordinated liabilities	1,168.3	281.5	–	–	169.7	–	1,619.5
Other liabilities	–	–	–	–	–	833.1	833.1
Shareholders' equity	–	–	–	–	–	1,339.9	1,339.9
Total liabilities	26,639.9	3,184.0	3,026.9	1,917.9	169.7	2,173.0	37,111.4
Off balance sheet items affecting interest rate sensitivity	(13,027.1)	882.7	93.4	10,703.7	1,347.3	–	–
	13,612.8	4,066.7	3,120.3	12,621.6	1,517.0	2,173.0	37,111.4
Interest rate sensitivity gap	324.0	(1,609.7)	1,216.7	1,107.4	235.5	(1,273.9)	–
Cumulative interest rate sensitivity gap	324.0	(1,285.7)	(69.0)	1,038.4	1,273.9	–	–

The above table has been restated to reflect the prior year adjustment arising from the introduction of UITF 38 (see note 2).

37. Derivatives and other financial instruments (continued)

Gains and losses on hedging derivatives

	2004 Gains £m	2004 Losses £m	2004 Net £m	2003 Gains £m	2003 Losses £m	2003 Net £m
Unrecognised gains and losses on hedges						
At 1 January	**225.2**	**(130.0)**	**95.2**	219.4	(292.6)	(73.2)
Arising in previous years recognised in 2004 (2003)	**(63.9)**	**50.4**	**(13.5)**	(42.5)	137.8	95.3
Brought forward gains and losses not recognised in 2004 (2003)	**161.3**	**(79.6)**	**81.7**	176.9	(154.8)	22.1
Arising in 2004 (2003) not recognised in 2004 (2003)	**86.7**	**(49.9)**	**36.8**	48.3	24.8	73.1
At 31 December	**248.0**	**(129.5)**	**118.5**	225.2	(130.0)	95.2
Of which:						
gains and losses expected to be recognised in 2005 (2004)	**96.3**	**(36.7)**	**59.6**	63.9	(50.4)	13.5
gains and losses expected to be recognised in 2006 (2005) or later	**151.7**	**(92.8)**	**58.9**	161.3	(79.6)	81.7

	2004 Gains £m	2004 Losses £m	2004 Net £m	2003 Gains £m	2003 Losses £m	2003 Net £m
Realised gains and losses held in the balance sheet						
At 1 January	**6.1**	**(14.5)**	**(8.4)**	16.0	-	16.0
Realised gains and losses brought forward recognised in income in 2004 (2003)	**(6.1)**	**7.7**	**1.6**	(16.0)	–	(16.0)
Brought forward realised gains and losses not recognised in income in 2004 (2003)	**-**	**(6.8)**	**(6.8)**	–	-	–
Realised gains and losses in 2004 (2003) not recognised in income in 2004 (2003)	**2.0**	**(9.6)**	**(7.6)**	6.1	(14.5)	(8.4)
At 31 December	**2.0**	**(16.4)**	**(14.4)**	6.1	(14.5)	(8.4)
Of which:						
gains and losses expected to be recognised in 2005 (2004)	**2.0**	**(16.4)**	**(14.4)**	6.1	(14.5)	(8.4)
gains and losses expected to be recognised in 2006 (2005) or later	**–**	**–**	**–**	–	–	–

The above tables show the gains and losses on off balance sheet derivative instruments used for hedging by the Group. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on balance sheet instruments.

Currency risk

No analysis has been provided of the Group's structural currency exposures on the grounds of materiality. Where the Group has transactional currency exposures, it uses a variety of derivative products to eliminate this risk and therefore has no material transactional currency risk.

38. Fair values of financial instruments

The table set out below details the book and fair values for some of the Group's financial instruments. This analysis excludes those financial assets which are not listed or publicly traded, and for which no liquid and active market exists. It therefore excludes loans and advances to customers, retail deposits and certain other balance sheet items.

	2004		2003	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Assets				
Cash and balances at central banks	**10.2**	**10.2**	11.6	11.6
Loans and advances to banks	**3,305.4**	**3,305.4**	3,450.2	3,450.2
Debt securities	**4,743.5**	**4,777.6**	4,186.7	4,218.9
Equity shares and other variable yield securities	**575.6**	**591.1**	410.8	418.5
Liabilities				
Deposits by banks	**1,218.3**	**1,219.5**	1,480.6	1,480.4
Customer accounts – other customer accounts	**3,103.5**	**3,104.0**	2,454.5	2,454.5
Debt securities in issue	**16,557.1**	**16,633.4**	12,785.9	12,769.4
Subordinated liabilities	**1,955.0**	**2,219.9**	1,601.0	1,818.2
Other				
Derivatives receivable	**254.6**	**459.1**	174.3	372.5
Derivatives payable	**(515.3)**	**(601.3)**	(448.3)	(551.3)

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available, clean market prices have been used to determine fair values for securities converted at the spot rate of exchange where appropriate. For short term and floating rate borrowings the book value approximates to fair value because of short maturities and reset periods. For longer dated fixed rate borrowings where a market price is unavailable, the fair value has been estimated by adjusting the book value to reflect the effect of related hedging derivatives. The fair values of derivatives have been estimated by calculating the present value of estimated future cash flows.

In addition to the financial instruments above, there are a number of financial instruments within the securitisation companies (see note 16) for which the above disclosures are appropriate, which are currently contained within the linked presentation. These are debt securities in issue with a book value of £21,023.6m (2003 £14,023.9m) and a fair value of £21,123.2m (2003 £14,043.1m), derivatives receivable with a book value of £270.6m (2003 £192.5m) and a fair value of £318.1m (2003 £211.7m) and derivatives payable with a book value of £1,368.5m (2003 £1,057.8m) and a fair value of £1,367.4m (2003 £1,042.7m).

39. Non-sterling assets and liabilities

The aggregate amount of all assets and liabilities included in the balance sheet denominated in a currency other than sterling was as follows:

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Assets	**2,966.5**	2,362.3	**2,955.0**	2,351.0
Liabilities	**13,496.2**	9,463.9	**13,495.3**	9,463.7

The above assets and liabilities denominated in currencies other than sterling do not indicate the Group's exposure to foreign exchange risk. The Group has no material net currency exposures as all borrowings in foreign currencies are either hedged with cross currency swaps or forward foreign exchange agreements, or are matched by assets denominated in the same currency.

40. Related party transactions

(i) At the end of the year the aggregate amounts outstanding from Directors, their connected persons and Officers, in relation to loans from and other credit transactions with the Company, and the number of persons concerned, were as follows:

	Directors		Officers	
	2004	2003	**2004**	2003
Number of persons	**5**	6	**15**	13
Aggregate amount	**£2.0m**	£2.7m	**£2.4m**	£1.9m

(ii) The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2004 amounted to £21.6m (2003 £19.3m). At 31 December 2004 the commitment in respect of amounts not yet paid was £11.6m (2003 £10.0m).

(iii) Except for the contribution to The Northern Rock Foundation, the Company has made no promotional and benevolent donations to organisations in which certain Directors and their connected persons hold positions of influence such as Directors, Trustees and Governors (2003 £nil).

(iv) The Company has mortgage loans receivable from its related companies. Movements in these loans and provisions in respect of them during the year were as follows:

	£m
Cost:	
At 1 January 2004 and 31 December 2004	0.1
Provisions:	
At 1 January 2004 and 31 December 2004	0.1
Net book amount:	
At 31 December 2004 and 31 December 2003	–

(v) Northern Rock plc is a listed company and its shares are held by a large number of investors. No investor acting individually has the ability to control the activities of the Company. Consequently it is considered that there is no ultimate controlling party as defined in FRS 8 "Related Party Transactions".

41. Reconciliation of operating profit to net operating cash inflows

	2004	2003 (as restated)
	£m	£m
Profit on ordinary activities before tax	**431.2**	386.6
(Increase)/decrease in prepayments and accrued income	**(182.1)**	37.9
Increase in accruals and deferred income	**57.2**	28.1
Provisions for bad and doubtful debts	**56.5**	48.7
Loans and advances written off	**(30.9)**	(30.3)
Depreciation and amortisation	**22.6**	20.1
Interest on subordinated liabilities	**85.5**	62.0
Interest on reserve capital instruments	**19.8**	17.3
Interest on tier one notes	**13.0**	11.4
Other non-cash movements	**9.6**	14.7
Net cash inflow from trading activities	**482.4**	596.5
Net increase in loans and advances to banks and customers	**(12,813.8)**	(9,631.9)
Net increase in deposits by banks and customer accounts	**1,369.1**	1,147.7
Net increase in debt securities in issue	**11,007.3**	8,794.5
Net decrease in other assets	**7.0**	2.6
Net decrease in other liabilities	**(18.8)**	(63.6)
Net cash inflow from operating activities	**33.2**	845.8

42. Gross cash flows

	2004 £m	2003 £m
(i) Returns on investments and servicing of finance		
Interest paid on subordinated liabilities	**78.7**	58.2
Interest paid on reserve capital instruments	**19.7**	17.2
Interest paid on tier one notes	**12.6**	11.5
	111.0	86.9
(ii) Capital expenditure and financial investment		
Purchase of investment securities	**9,670.3**	4,633.4
Sales and maturities of investment securities	**(8,900.9)**	(4,256.8)
Purchase of tangible fixed assets	**60.4**	43.6
Sale of tangible fixed assets	**(12.3)**	(0.7)
	817.5	419.5
(iii) Financing		
Issue of subordinated liabilities	**396.1**	-
	396.1	-

43. Analysis of the balances of cash as shown in the balance sheet

	As at 1 Jan 04 £m	Cashflow £m	As at 31 Dec 04 £m	As at 1 Jan 03 £m	Cashflow £m	As at 31 Dec 03 £m
Cash and balances at central banks	**11.6**	**(1.4)**	**10.2**	10.7	0.9	11.6
Loans and advances to other banks repayable on demand	**973.3**	**(704.4)**	**268.9**	601.4	371.9	973.3
	984.9	**(705.8)**	**279.1**	612.1	372.8	984.9

44. Analysis of changes in financing during the year

	2004 Share capital £m	2004 Loan capital £m	2004 Reserve capital instruments £m	2004 Tier one notes £m	2003 Share capital £m	2003 Loan capital £m	2003 Reserve capital instruments £m	2003 Tier one notes £m
At 1 January	**123.9**	**1,119.5**	**300.0**	**200.0**	123.9	1,119.5	300.0	200.0
Cash inflow from financing	**-**	**396.1**	**-**	**-**	-	-	-	-
Amortisation	**-**	**0.1**	**-**	**-**	-	-	-	-
At 31 December	**123.9**	**1,515.7**	**300.0**	**200.0**	123.9	1,119.5	300.0	200.0

Results for 2000 have been restated to reflect the early introduction of FRS 19 in 2001. Results for 2000 and 2001 have been restated to reflect the prior year adjustment in relation to changes in classification of RCIs and the corresponding coupon payable introduced in 2002. Results for 2000 – 2002 have been restated to reflect the reallocation of securitisation net interest from other income and charges to net interest receivable. Results for 2000 – 2003 have been restated to reflect the prior year adjustment arising from the introduction of UITF 38 in 2004.

		2000	2001	2002	2003	2004
Net interest receivable	£m	288.7	346.1	391.2	450.7	466.9
Other income and charges	£m	120.9	130.3	169.8	209.0	264.0
Total income	£m	409.6	476.4	561.0	659.7	730.9
Operating expenses – ongoing	£m	130.4	148.0	169.8	194.5	222.5
Operating expenses – non-recurring[1]	£m	–	–	2.3	5.6	–
Operating expenses – amortisation of goodwill	£m	–	–	1.5	3.6	3.6
Covenant to The Northern Rock Foundation	£m	12.5	14.8	16.3	19.3	21.6
Provisions for bad and doubtful debts	£m	16.9	34.5	43.1	48.7	56.5
Amounts written off fixed asset investments	£m	1.0	1.5	2.6	1.4	(4.5)
Provision for loss on disposal of care homes	£m	3.1	–	–	–	–
Profit on ordinary activities before tax	£m	245.7	277.6	325.4	386.6	431.2
Tax on profit on ordinary activities	£m	66.0	83.7	96.5	112.2	125.0
Profit on ordinary activities after tax	£m	179.7	193.9	228.9	274.4	306.2
Total assets under management	£m	24,852	31,090	41,875	51,944	64,894
Growth in total assets under management	%	20	25	35	24	25
Average interest earning assets	£m	22,588	27,524	36,036	46,435	57,071
Mean assets under management	£m	22,774	27,971	36,482	46,909	58,419
Retail deposits	£m	12,052	13,370	15,336	16,343	17,239
Shareholders' funds	£m	917	1,037	1,165	1,340	1,542
Risk asset ratio – overall	%	13.6	12.9	15.5	14.3	14.0
Risk asset ratio – tier 1	%	9.0	8.2	9.1	9.0	8.7
Gross lending	£m	6,362	8,853	12,584	17,315	23,342
Net lending	£m	3,621	5,127	6,697	8,514	12,932
Loan balances acquired	£m	–	–	1,544	–	–
Increase in retail balances	£m	963	1,318	773	1,007	896
Retail balances acquired	£m	–	–	1,193	–	–
Increase in profit after tax[2]	%	11	12	18	20	12
Net interest margin	%	1.28	1.26	1.09	0.97	0.82
Total income : mean assets	%	1.92	1.95	1.90	1.89	1.83
Total income : mean assets under management	%	1.80	1.70	1.54	1.41	1.25
Operating expenses[3] : total income[4]	%	31.8	31.1	30.3	29.8	30.4
Operating expenses[3] : mean assets under management	%	0.57	0.53	0.47	0.41	0.38
Provisions : mean advances to customers	%	0.10	0.18	0.19	0.19	0.18
Return on equity[2]	%	19.1	19.8	20.8	21.9	21.3
Post-tax return on mean assets under management[2]	%	0.76	0.69	0.63	0.58	0.52

1. Non-recurring costs represent

    2002 – non-recurring costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General

    2003 – non-recurring costs incurred in relation to the closure of certain branches

2. Before the post-tax effect of provision for loss on the disposal of care homes
3. Before non-recurring costs
4. Before surplus on sale of credit card portfolio

2005

26 January 2005	Preliminary results for year ended 31 December 2004
26 April 2005	Annual General Meeting
27 April 2005	Ex-dividend date for final dividend for 2004
29 April 2005	Record date for final dividend
27 May 2005	Payment date for final dividend
28 July 2005	Interim results for half year to 30 June 2005
28 September 2005	Ex-dividend date for interim dividend for 2005
30 September 2005	Record date for interim dividend
28 October 2005	Payment date for interim dividend

2006

25 January 2006	Preliminary results for year ended 31 December 2005
25 April 2006	Annual General Meeting
26 April 2006	Ex-dividend date for final dividend for 2005 (provisional)
28 April 2006	Record date for final dividend (provisional)
26 May 2006	Payment date for final dividend
19 July 2006	Interim results for half year to 30 June 2006
27 September 2006	Ex-dividend date for interim dividend for 2006 (provisional)
29 September 2006	Record date for interim dividend (provisional)
27 October 2006	Payment date for interim dividend



RECEIVED

2006 SEP 21 A 8:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRELIMINARY RESULTS

Regulatory Announcement

Go to market news section

RECEIVED

2006 SEP 21 A 8:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Preliminary Results
Released	07:00 26-Jan-05
Number	7713H

RNS Number:7713H
Northern Rock PLC
26 January 2005

26 January 2005

Northern Rock plc today issued its preliminary results for the year ended 31 December 2004.

HIGHLIGHTS

Operating Performance

- Assets under management of £64.9 billion - an increase of 24.9%
- Record gross lending of £23.3 billion - an increase of 34.8%
- Record net lending of £12.9 billion - an increase of 51.9%
- Share of UK net mortgage lending of 11.2% - up from 7.8% in 2003
- 2005 opening lending pipeline of £5.1 billion - up 31.8% on start of 2004
- Only 0.37% (2003 - 0.45%) of mortgage accounts 3 months or more in arrears - half of industry average

Profits

- Record pre tax profits of £431.2 million - a like-for-like increase of 13.0%
- Ratio of costs to assets under management improved to 0.38% (2003 underlying - 0.41%)
- Ratio of total income to mean assets under management unchanged from first half at 1.25%

Shareholder Value

- Return on equity of 21.3%
- Earnings per share 74.1p - an increase of 11.8% on 2003 underlying earnings per share
- Total dividend per share 26.5p - an increase of 13.7%

Social Responsibility

- The Northern Rock Foundation - supporting charitable causes - to receive £21.6 million

Adam J Applegarth, Chief Executive, said:

"In 2004 we again delivered a strong financial and operating performance maintaining our growth momentum. Assets under management reached £64.9 billion by the end of the year, an increase of 24.9%. In the second half, both our total income to mean assets under management ratio and the interest spread on our loan assets remained stable enabling full year underlying earnings per share to grow by 11.8% and resulting in a return on equity of 21.3%.

As anticipated, in the second half of the year our lending volume remained strong even though the housing market slowed. Our estimated share of residential net lending was 11.2% for the year and over 14% for the second half. We are starting 2005 with a new business pipeline of £5.1 billion, 32% up as at the same time last year. All of this demonstrates that Northern Rock remains a poor proxy for the housing market.

Our strategic targets for 2005 and beyond remain unchanged, reflecting the success of our customer retention stance, the quality of our loan portfolios, our ability to fund from a range of well diversified sources and our confidence that we can continue to grow even in a slowing market."

Overview

Northern Rock achieved strong lending growth in 2004 resulting in assets under management increasing by 24.9% to £64.9 billion. Estimated residential net lending market share was particularly strong in the second half at over 14%, demonstrating the sustainability of Northern Rock's growth strategy even in a slowing market. Like-for-like profit before tax growth of 13.0% was also a strong performance in a year when margins were squeezed as a result of the negative LIBOR to Bank Base Rate differential, which persisted throughout the year. Return on equity at 21.3% remained in the top half of our strategic target range.

Our retail funding franchise remains robust with a record second half growth in balances. We have continued to develop our non-retail funding in international markets and established a covered bond programme in the first half of the year. We remain a major participant in the global residential mortgage securitisation markets, which will, together with our other funding arms, continue to be important in the achievement of our future growth plans.

Lending

During 2004 Northern Rock has again achieved record levels of total lending. Total gross lending was £23,342 million, an increase of 34.8% (2003 - £17,315 million), with total net lending of £12,932 million, an increase of 51.9% (2003 - £8,514 million). Prospects for 2005 are good, with an opening pipeline of £5.1 billion, an increase of 31.8% (2004 opening - £3.9 billion). The opening residential lending pipeline at £4.7 billion represents an increase of 36.6% (2004 opening - £3.4 billion).

The UK residential lending market was particularly buoyant during the first half of 2004 with levels of both gross and net lending exceeding the equivalent period in 2003. Since then both gross and net lending and net awards have slowed, following the effect of 5 one quarter per cent increases in Bank Base Rate since November 2003. By the end of 2004 annual house price inflation was at similar levels to that seen in 2003 although the second half of the year showed limited growth, providing clear evidence that house price inflation is slowing. With the level of housing transactions at the lower end of long term trends and house price inflation likely to be over for the time being, new residential lending is likely to show some contraction in 2005. Gross lending will, however, be supported by sustained levels of remortgage activity as customers seek to refinance to obtain better deals and to protect their personal budgets. Economic conditions remain supportive to the market with low inflation, low unemployment, low interest rates and consequently good affordability.

Against this background we achieved gross residential lending of £20,051 million (2003 - £15,212 million) and net residential lending of £11,383 million (2003 - £7,861 million), representing increases of 31.8% and 44.8% respectively. Our estimated share of gross residential lending for the year was 6.8% and our estimated market share of net residential lending was 11.2%. This compares with 5.8% and 8.2% respectively for the first half of 2004, resulting in the achievement of a net market share of over 14% in the second half of the year. Our estimated share of redemptions was only 4.5%, again significantly lower than our estimated closing share of mortgage stock of 5.5%. This was due to our pro-active customer retention process and our fair and transparent policy of allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

The low risk profile of our new lending has continued despite strong growth in volumes. The proportion of lending to first time buyers reduced to 21% (2003 - 23%) with 79% of new customers having a proven payment track record. The average Loan to Value ratio ("LTV") of new lending in 2004 remained similar to 2003 at around 75% and new lending below 90% LTV was 75% (2003 - 71%) of completions. The average indexed LTV of our mortgage book is now 53% (2003 - 55%) providing strong cover in the event of default. We have minimal exposure to large loans with only around 3.5% of new loans over £500,000 and we maintained an excellent geographic spread of lending.

Lending (continued)

We offer customers a wide range of innovative and attractive products including lifestyle products and traditional price-led products. Our lifestyle products comprise our "together" family of products, Lifetime Home Equity Release Mortgages ("HERM") and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Gross lending of "together" products amounted to £4.5 billion of which £3.8 billion were advances secured on residential property representing 20.7% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages remained around one fifth of our mortgage portfolio throughout 2004.

Our HERM range is aimed at homeowners aged over 60 who wish to utilise equity in their homes to enhance their lifestyle. Such lending accounted for 1.8% of gross new residential lending (2003 - 3.4%), with outstanding HERM balances representing 3.1% (2003 - 3.0%) of our year end mortgage balances.

Residential Buy to Let lending is focussed on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.0% (2003 - 2.4%) of our year end mortgage portfolio and for 6.4% (2003 - 1.7%) of gross new residential lending. This type of lending is likely to remain a niche part of our overall portfolio of lending and will be supported by demand following changes in pension legislation allowing rental properties to be included within investors' pension plans.

In total our lifestyle products, which are margin enhancing, represented 28.9% (2003 - 30.1%) of our gross new residential lending and 25.3% (2003 - 25.4%) of year end mortgage balances.

Of our traditional price-led mortgage products, fixed-rate mortgages remained the most popular with 46.4% (2003 - 45.5%) of total new lending accounted for by short term fixed products up to two years, and 7.5% (2003 - 10.1%) by longer term fixes normally up to a maximum of seven years. This demand reflected customers' preferences to obtain certainty of monthly repayments during a period of rising interest rates.

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. During 2004 gross unsecured lending amounted to £2,792 million (2003 - £1,694 million) with net lending of £1,367 million (2003 - £569 million). Gross

standalone unsecured lending amounted to £2,068 million (2003 - £1,130 million) with net lending of £1,104 million (2003 - £417 million). The increase in standalone unsecured lending over 2003 reflects the deliberate containment of such lending in the first half of 2003 with a return to the market in the second half of that year. At 31 December 2004 our unsecured lending balances were £4,669 million (2003 - £3,293 million) of which 40.3% (2003 - 48.7%) represented "together" unsecured advances.

We have continued to grow our commercial lending portfolio gradually, maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £499 million (2003 - £409 million) with net lending of £182 million (2003 - £84 million).

The composition of our lending portfolios has continued to be low risk. At the year end 88.7% of our loans under management were residential (2003 - 89.1%), 2.9% commercial secured loans (2003 - 3.3%) and only 8.4% (2003 - 7.6%) within our personal unsecured portfolios. This mix is not expected to significantly change going forward.

Arrears and Possessions

The arrears position of our residential mortgage book has further improved despite the growth in mortgages under management. At 31 December 2004 there were 2,135 (2003 - 2,414) accounts three months or more in arrears representing only 0.37% (2003 - 0.45%) of all mortgage accounts, less than half the UK average at 30 June 2004 of 0.76%. The "together" secured advances payment performance remained consistent, with three months plus arrears stable at 0.77% at 31 December 2004 (2003 - 0.77%). At 31 December 2004, 181 properties, representing only 0.03% of all accounts, were in possession compared with 179 (0.03%) at the end of 2003.

Arrears and Possessions (continued)

Standalone personal unsecured loan arrears are also significantly better than industry average, reflecting our policy of attracting high quality lending via our risk reward pricing. At 31 December 2004 only 1.04% of our standalone personal unsecured loans were three months or more in arrears (2003 - 0.98%) compared with an historic industry average of around 3%. Unsecured loans within the "together" brand continued to perform in line with the "together" secured advances and better than traditional personal unsecured loans with only 0.78% three months or more in arrears (2003 - 0.80%).

Our commercial loan portfolio also continued to perform well with only 0.31% of our commercial loans three months or more in arrears (2003 - 0.53%).

Retail Funding

Total retail deposit balances for the year increased by £896 million to £17,239 million (2003 - £16,343 million), an increase of 5.5%. This increase comprised a net inflow of retail funds for the year of £489 million plus interest credited of £407 million. In the second half of the year we achieved a net inflow of over £1.0 billion of retail funds, following a net outflow of £163 million in the first half, representing our best ever half year performance and clearly demonstrating the strength and diversity of our retail franchise.

The funding during the year was largely into our Silver Savings account launched in September 2004 for the over 50s which had attracted balances of over £1,250 million by the year end. Fixed rate bonds also remained popular. Balances in our Ireland based operation rose by 18.3% to £628 million, with £1,871 million (2003 - £1,875 million) in our Guernsey based off-shore vehicle.

Non-Retail Funding

Total net non-retail funding for the year amounted to £2,770 million with

balances at 31 December 2004 amounting to £19,746 million (2003 - £16,976 million). Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base.

During 2004 we raised £3.4 billion medium term, wholesale funds from a variety of sources located globally, with specific emphasis on the US and Europe. A major feature was the increased utilisation of our US Medium Term Note programme from which we raised US$3.7 billion in both senior and subordinated form. Already in 2005 we have raised a further US$1.75 billion under this programme and in the remainder of the year plan to raise further non-retail funds, including possible issuances in Asia.

With regards to short term funding, key developments include the establishment of a €2.0 billion French Certificate of Deposit programme which provides access to domestic French investors. This programme had outstanding balances of €1.1 billion at the year end. Further diversification will be achieved in the current year with the intended establishment of a Canadian Commercial Paper programme.

Securitisation

Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During 2004 three issues were completed raising £11.1 billion. Diversification of our investor base continued with over 70% of the securitised bonds in 2004 being issued in US dollars or euros. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our on-balance sheet mortgages, ensuring that we are maintaining the quality of our balance sheet.

At 31 December 2004 assets under management subject to securitisation amounted to £22.3 billion (2003 - £15.7 billion), representing 40% (2003 - 36%) of our total lending portfolios.

In 2005 we have already launched a very well received £4.5 billion securitisation of residential mortgages. Our programmes will continue to be developed with further issues during 2005.

Covered Bond

In the first half of 2004 we raised €2.0 billion from an inaugural covered bond issue from a newly established €10 billion programme. The covered bond is secured by a pool of ring-fenced residential mortgages which remain on-balance sheet as Northern Rock retains substantially all the risks and rewards associated with the loans.

Assets

Assets under management, including assets subject to securitisation, at 31 December 2004 amounted to £64.9 billion, an increase of 24.9% compared with £51.9 billion at 31 December 2003. The balance sheet (which shows the securitised bonds as a deduction from assets) grew by 15.3% to £42.8 billion.

Treasury

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. At 31 December 2004, 96% (2003 - 97%) of our Treasury investment portfolios comprised assets which are rated single A or better. We continue to have no exposure to emerging markets or non-investment grade debt.

Total Income and Margins

Total income in 2004 amounted to £730.9 million (2003 - £659.7 million), an

increase of 10.8%. The increase on a like-for-like basis excluding the 2003 surplus on the sale of our credit card portfolio of £7.3 million together with the £3.6 million contribution from credit cards prior to their sale amounted to 12.7%. The ratio of total income to mean total assets under management at 1.25% for the year remained unchanged compared with the first half of the year, having eased from an underlying 1.39% in 2003. Total income as a proportion of mean total assets at 1.83% was almost identical to the 1.84% reported in the first half of 2004 and shows only a slight reduction from the underlying ratio of 1.87% for 2003.

Group interest margin and spread are calculated by taking into account all interest recorded in the profit and loss account including that relating to securitised assets and liabilities. Similarly, average interest earning assets and liabilities include those on-balance sheet and those subject to securitisation. In 2004, interest margin and spread were 0.82% and 0.73% respectively compared with 0.85% and 0.77% in the first half of the year (2003 - 0.97% and 0.90%). During the second half of 2004 spreads on lending were stable compared with the first half, consistent with the mix of lending volumes. Throughout 2004, liability spreads were, however, adversely affected by money market rates anticipating increases in bank base rate, resulting in a net increase in our cost of funding. The differential in rates is expected to return to more normal levels in 2005 as evidenced by the reduction in money market rates towards the end of 2004.

In addition to interest income we continue to generate strong income flows from lending fees and the sale of third party insurance products, both of which are linked to growth in volumes of new lending business and enhance the profitability of loans sold.

Expenses

Total operating expenses amounted to £222.5 million representing an increase of 14.4% over 2003 underlying operating expenses of £194.5 million (excluding one off costs of £5.6 million relating to the closure of certain branches). The increase of 14.4% compares with an increase in assets under management of 24.9% and total income of 12.7% on a like-for-like basis, resulting in a cost to assets under management ratio of 0.38% (2003 underlying - 0.41%) and cost to income ratio of 30.4% (2003 underlying - 29.8%).

Expenses (continued)

Included in 2004 operating expenses are £3.6 million incremental costs in relation to increased regulatory requirements. Excluding these additional costs the cost to assets under management ratio would have been 0.37% and the cost to income ratio 29.9%.

The full impact of additional regulatory costs, which will affect all UK banks, will amount to around £10.0 million for Northern Rock in 2005. Our competitive advantage of cost efficiency remains in place as do our targets of improving our cost ratios by growing costs at less than the rate of growth of income and between one half and two thirds the growth in assets under management.

Social Responsibility - The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. A notable exception to this is the recently announced £0.5 million donation by the Foundation to support the Asian tsunami aid relief. The donation from 2004 profits amounts to £21.6 million (2003 - £19.3 million), resulting in almost £120 million having been distributed since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

The charge for provisions for bad and doubtful debts amounted to £56.5 million for the year (2003 - £48.7 million) representing 0.18% of mean advances to customers (2003 - 0.19%). The combination of high quality lending, low interest rates, low arrears and strong house price inflation have continued to contain the levels of specific provisions required for residential mortgages. Provisions for the other secured lending portfolio have been maintained consistent with performance and expected economic conditions for this sector.

The growth in provision balances against our personal credit portfolios reflects growth in balances, the maturing nature of the portfolios and our continued prudent provisioning policy. As a result, general provisions are 47% (2003 - 51%) of total provision balances for these portfolios with total provision cover of 1.68% (2003 - 1.70%). Total provisions against our personal credit portfolios are considered appropriate given the quality and performance of our loans.

Taxation

The effective tax rate for the year was 29.0% (2003 - 29.0%). We anticipate, with a corporation tax rate of 30%, that the ongoing effective tax rate will be 29.0% to 30.0% in the medium term.

Profits and EPS

The 2003 results have been restated to reflect a change in accounting policy following the adoption of UITF 38 resulting in an increase in staff costs and a decrease in profit of £0.2 million - see note 1.

Profit before tax for the year amounted to £431.2 million (2003 restated - £386.6 million) an increase of 11.5%. On a like-for-like basis (excluding from the 2003 restated results, the £5.6 million non-recurring costs associated with the closure of certain branches, the £7.3 million surplus on the disposal of the credit card portfolio and a £3.6 million contribution prior to its sale, together with the effect on the covenant to The Northern Rock Foundation), profit before tax increased by 13.0%. On the same basis, like-for-like profit after tax increased by 13.0% to £306.2 million, with reported profit after tax increasing by 11.6%. Return on equity in 2004 was 21.3% compared with a restated underlying 21.8% in 2003.

Earnings per share was 74.1p in 2004, an increase of 11.8% compared with 2003 restated underlying earnings per share of 66.3p and an increase of 11.3% compared with 2003 restated reported earnings per share of 66.6p.

Dividends

The interim dividend paid in October 2004 was 8.5p per share. The proposed final dividend of 18.0p per share is payable on 27 May 2005 to shareholders on the register on 29 April 2005. This results in a total dividend payable for the year of 26.5p per share (2003 - 23.3p), an increase of 13.7%.

Capital

At 31 December 2004 total capital amounted to £3,239 million resulting in a total capital ratio of 14.0%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,015 million and the Tier 1 ratio 8.7%. The comparable ratios at 31 December 2003 were 14.3% and 9.0% respectively.

In the first half of 2004 we raised $700 million (£396 million equivalent) of Upper Tier 2 capital via our US Medium Term Note programme delivering an excellent diversification of capital from the US domestic market.

During 2004 we continued to embed our Basel II credit risk systems within our

normal operational activities and remain on target to adopt the Retail Internal Ratings Based approach currently anticipated to commence on 1 January 2007. Significant investment is also being made in our Operational Risk management systems and in line with the FSA's expectations for the sector we intend to initially adopt the Standardised Approach to Operational Risk. We will closely examine the next consultation paper from the FSA, expected by the end of January 2005, with a view to seeking approval for our proposed approaches as early as possible.

Our low risk balance sheet means that we expect to achieve significant reductions to the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result in future capital efficiencies subject to consultation with the FSA and credit rating agencies.

International Financial Reporting Standards (IFRS)

Northern Rock, in conjunction with all European Union listed institutions, is required to prepare its Annual Report and Accounts under IFRS, for accounting periods commencing on or after 1 January 2005. Consequently, our first published financial statements under IFRS will be the 2005 Interim Results. Early in the second quarter of 2005 we intend to present to investors and analysts the impact of IFRS on Northern Rock following the restatement of our 2004 financial accounts.

Under these new standards, greater volatility of profits is being introduced - but less than under US reporting, where hedge effectiveness for our fixed rate mortgages is not achieved. Whilst we will aim to minimise any such volatility our priority will be to minimise risk such that our economic hedging policies remain effective. Our risk management policies will not be driven by new accounting rules.

The overall impact on our published pre tax profits will not be large, with a likely restatement to 2004's results of under 5%. The changes will not affect cashflows, nor alter the total profit made on each product sold. Only the timing of income recognition will change. Our current policies are designed to match fees and costs of origination of mortgages, with any surplus profit amortised. The adoption of IFRS will push down income recognition in the first year of a loan and increase it later in its life. For Northern Rock this will mean a rebasing downwards of earnings per share in 2004 by somewhere in the order of 10% - 12%. At this stage, IFRS should not change our strategic targets. In the medium term, profit growth could be helped as the risk to that growth is reduced.

The impact of IFRS on regulatory capital and taxation requires further clarification. In October 2004 the FSA issued a Consultation Paper proposing to minimise the effect of IFRS on regulatory capital. The consultation period ends on 31 January 2005. The taxation treatment of IFRS accounting policies and adjustments remains under review by the Inland Revenue.

Outlook

The home moving market is expected to continue to remain at similar levels to 2004, at the lower end of longer term trends, for at least the next two years. Many first time buyers will continue to be excluded from the market as a result of higher house prices, the competition with Buy to Let investors for traditional first time buyer properties, especially in urban areas and higher levels of indebtedness linked to the funding of higher education. In conjunction with subdued levels of house moving transactions we expect to see muted house price inflation with some price falls in areas that have seen excessive growth. We expect, however, given low unemployment, low interest rates and good affordability, house prices to be growing in line with average earnings by the end of 2005.

The UK's gross residential mortgage market, supported by remortgage activity, is anticipated to be £265 billion to £270 billion in 2005 and 2006 compared with over £290 billion in 2004. Such levels of gross lending remain conducive to Northern Rock achieving its lending targets for 2005.

A slower housing market, reduced inflationary pressures and a dampening in retail sales mean that the prospects for rising interest rates are significantly lower than in mid 2004, as a consequence the difference between LIBOR and Bank Base Rate is expected to return to more normal levels in 2005. Unemployment, the key driver of credit loss on home loans, looks set to remain benign giving a stable outlook for future provisioning levels.

These conditions, together with our continued focus on customer service, cost and capital efficiency and the strength of our opening pipeline enable us to view 2005 with confidence. We reaffirm our strategic targets of assets under management growth of 20% + / - 5%, profit growth of 15% + / - 5% and return on equity of 19% to 22%.

Our growth will continue to be supported by our four funding arms; retail, non-retail, securitisation and covered bonds. We intend to develop further each franchise in terms of flexibility and diversification to enhance our overall funding platform and investor base.

We remain confident of the continued success of the Northern Rock business model.

Financial Highlights

Key Performance Figures

	Note (Page 10)	2004 £m	2003 (Restated) £m
Gross lending		23,342	17,315
Net lending		12,932	8,514
Net retail funding		896	1,007
Securitisation issues		11,122	7,730
Covered bond issue		1,341	-
Net non-retail funding		2,770	3,317

Key Ratios - Balance Sheet		%	%
Growth in assets under management	4,5	24.9	24.0
Balance sheet growth	4	15.3	13.8
Growth in risk weighted assets		17.3	14.2
Total capital ratio		14.0	14.3
Tier 1 ratio		8.7	9.0

Key Ratios - Profit and Loss		Underlying %	Reported %	Underlying (Restated) %	R (R
Total income : mean balance sheet assets		1.83	1.83	1.87	
Total income : mean assets under management		1.25	1.25	1.39	
Interest margin		0.82	0.82	0.97	
Interest spread		0.73	0.73	0.90	
Cost to income ratio		30.4	30.4	29.8	
Cost to asset ratio		0.56	0.56	0.56	
Cost to assets under management ratio		0.38	0.38	0.41	
Provision charge as % of mean advances to customers		0.18	0.18	0.19	
Pre tax profit growth		12.0	11.5	18.3	
Pre tax profit growth (like-for-like)	3	13.0	12.5	n/a	
Effective tax rate		29.0	29.0	29.0	
Post tax profit growth		12.0	11.6	19.4	

Post tax profit growth (like-for-like)	3	13.0	12.6	n/a
Post tax return on mean equity		21.3	21.3	21.8
Post tax return on mean assets		0.77	0.77	0.78
Post tax return on mean assets under management		0.52	0.52	0.58
Shareholder Information		p/share	p/share	p/share
Earnings per share		74.1	74.1	66.3
Fully diluted earnings per share		73.5	73.5	65.7
Dividend per share		26.5	26.5	23.3

Financial Highlights (continued)

Notes

1 2003 ratios have been restated, where necessary, following the introduction of UITF Abstract 38 - Accounting for ESOP Trusts (see note 1).

2 Underlying ratios in 2003 exclude the effects of the £7.3 million surplus on disposal of the credit card portfolio and the £5.6 million non-recurring costs associated with the closure of certain branches, together with the effect on the covenant to The Northern Rock Foundation. A reconciliation of reported and underlying profits for 2003 is set out in note 9.

3 Profit growth (like-for-like) for the year ended 31 December 2004 represent the growth over underlying and reported profit for the year ended 31 December 2003 (see note 9) excluding the £3.6 million contribution to profi from the credit card portfolio prior to its disposal on 30 May 2003 (see note 10), adjusted for the effect of the covenant to The Northern Rock Foundation.

4 Asset growth in 2004 represents the growth of assets under management and balance sheet assets between 31 December 2003 and 31 December 2004.

5 Assets under management are defined as total balance sheet assets plus non-recourse finance.

FINANCIAL INFORMATION
CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2004 (Unaudited) £m	2003 (Audited) (Restated) £m
Interest receivable			
Interest receivable and similar income arising from debt securities		205.7	159.1
Other interest receivable and similar income		1,760.3	1,279.9
Securitisation interest receivable		998.5	696.0
Securitisation interest payable		(953.9)	(538.3)
		2,010.6	1,596.7
Interest payable		(1,568.6)	(1,164.8)
Income from equity shares and variable yield securities		24.9	18.8
Net interest income	3	466.9	450.7
Fees and commissions receivable		292.6	216.9
Fees and commissions payable		(60.1)	(43.1)
Other operating income		31.5	27.9
Surplus on sale of credit card portfolio		-	7.3

Net non-interest income	5	264.0	209.0
Total income	2	730.9	659.7
Administrative expenses			
operating		(203.5)	(178.0)
non-recurring		-	(5.6)
covenant to The Northern Rock Foundation		(21.6)	(19.3)
Total administrative expenses		(225.1)	(202.9)
Depreciation and amortisation			
tangible fixed assets		(19.0)	(16.5)
goodwill		(3.6)	(3.6)
Total depreciation and amortisation		(22.6)	(20.1)
Operating expenses	6	(247.7)	(223.0)
Provisions for bad and doubtful debts	7	(56.5)	(48.7)
Provisions against fixed asset investments		4.5	(1.4)
Profit on ordinary activities before tax		431.2	386.6
Tax on profit on ordinary activities		(125.0)	(112.2)
Profit on ordinary activities after tax		306.2	274.4
Dividends		(110.0)	(96.3)
Profit retained for the period		196.2	178.1
Earnings per share	11	74.1p	66.6p
Underlying earnings per share	11	74.1p	66.3p
Fully diluted earnings per share	11	73.5p	66.0p
Underlying fully diluted earnings per share	11	73.5p	65.7p

Page 12

CONSOLIDATED BALANCE SHEET

	Note	31 December 2004 (Unaudited) £m	31 December 2003 (Audited) (Restated) £m
Assets			
Cash and balances at central banks		10.2	11.6
Loans and advances to banks		3,305.4	3,450.2
Loans and advances to customers not subject to securitisation		32,869.3	27,355.8
Loans and advances to customers subject to securitisation	14	22,339.2	15,678.7
Less: non-recourse finance	14	(22,103.7)	(14,832.4)
	13	33,104.8	28,202.1
Debt securities		4,742.2	4,185.5
Equity shares and other variable yield securities		575.6	410.8
Intangible fixed assets		27.1	30.7
Tangible fixed assets		208.2	179.1
Other assets		69.6	76.6
Prepayments and accrued income		746.9	564.8
Total assets		42,790.0	37,111.4

Liabilities			
Deposits by banks		1,201.6	1,461.5
Customer accounts	16	20,342.0	18,797.3
Debt securities in issue		16,781.6	13,060.1
Other liabilities		335.6	338.8
Accruals and deferred income		539.8	475.3
Provisions for liabilities and charges		31.8	19.0
Subordinated liabilities		1,515.7	1,119.5
Reserve capital instruments		300.0	300.0
Tier one notes		200.0	200.0
Total subordinated liabilities		2,015.7	1,619.5
Called up share capital		123.9	123.9
Share premium account		6.8	6.8
Capital redemption reserve		7.3	7.3
Profit and loss account	17	1,403.9	1,201.9
Shareholders' funds - equity		1,541.9	1,339.9
Total liabilities		42,790.0	37,111.4
Non-recourse finance		22,103.7	14,832.4
Assets under management		64,893.7	51,943.8

CONSOLIDATED CASHFLOW STATEMENT

	2004 (Unaudited) £m	2003 (Audited) £m
Net cash inflow from operating activities (note 20)	33.2	845.8
Returns on investments and servicing of finance	(111.0)	(86.9)
Taxation	(106.0)	(96.0)
Capital expenditure and financial investment	(817.5)	(419.5)
Acquisitions and disposals	-	217.0
Equity dividends paid	(100.6)	(87.6)
Net cash (outflow)/inflow before financing	(1,101.9)	372.8
Financing	396.1	-
(Decrease)/increase in cash	(705.8)	372.8

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2004 (Unaudited) £m	2003 (Audited) (Restated) £m
Profit retained	196.2	178.1
Opening shareholders' funds - as previously reported	1,339.9	1,209.6
Prior year adjustment - UITF 38 (note 1)		
Reduction in shareholders' funds prior to 1 January 2003	-	(44.5)
Movement in relation to own shares	-	(3.3)
	-	(47.8)
Movement in relation to own shares	5.8	-
Closing shareholders' funds	1,541.9	1,339.9

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2004 (Unaudited) £m	2003 (Audited) (Restated) £m
Profit retained	196.2	178.1
Total recognised gains and losses for the period	196.2	178.1
Prior year adjustment - UITF 38 (note 1)	0.3	-
Total gains and losses recognised since the last annual accounts	196.5	178.1

NOTES TO THE RESULTS

1. Change in Accounting Policy

The Group has implemented the requirements of Urgent Issues Task Force ("UITF") Abstract 38 - "Accounting for ESOP Trusts" with effect from 1 January 2004. As a result, holdings of Ordinary shares in Northern Rock plc owned by the Group's employee share ownership trusts are now shown as a deduction from shareholders' funds. Previously they were shown as part of other assets in the balance sheet. Purchases and sales of Northern Rock plc Ordinary shares are now accounted for as movements in shareholders' funds and no gains and losses are reflected in the Profit and Loss account. The charge to the Profit and Loss account in respect of shares and share options granted to employees that are expected to be met from shares held by employee share trusts is now based on the difference between the value on the date of grant and the exercise price. Previously, where shares were purchased to meet these obligations, the charge was based on the carrying value of the shares.

The effect of this change in accounting policy, which has been accounted for as a prior year adjustment, is to increase staff costs and decrease profit for the year ended 31 December 2004 by £0.1 million (year to 31 December 2003 - £0.2 million). The effect on other assets, other liabilities, staff costs and shareholders' funds at the balance sheet dates is as follows:

	2004 (Unaudited) £m	2003 (Audited) £m
Reduction in shareholders' funds - beginning of period (note 17)	(48.0)	(44.5)
Movement in relation to own shares (note 18)	5.8	(3.3)
Increase in staff costs during period	(0.1)	(0.2)
Reduction in shareholders' funds - end of period	(42.3)	(48.0)
The reduction in shareholders'funds comprises:		
Reduction in other assets	(42.3)	(48.8)
Reduction in other liabilities	-	0.8
	(42.3)	(48.0)

The cumulative difference in the amount credited through the profit and loss account in the period up to 31 December 2003 amounted to £0.3 million.

2. Total Income

	2004	2003

Net interest income	466.9	450.7
Other income	264.0	209.0
Total income	730.9	659.7
Mean total assets	39,950.7	34,865.7
Mean assets under management	58,418.8	46,909.2
Total income : mean total assets	1.83%	1.89%
Total income : mean total assets (underlying)	1.83%	1.87%
Total income : mean assets under management	1.25%	1.41%
Total income : mean assets under management (underlying)	1.25%	1.39%

The above underlying ratios for 2003 exclude the £7.3 million profit on sale of the credit card portfolio (see note 10).

3. Interest Spread and Margin

	2004 £m	2003 £m
Interest receivable	2,989.4	2,153.8
Interest payable	(2,522.5)	(1,703.1)
Net interest income	466.9	450.7
Average balances		
Interest bearing assets	57,071.3	46,435.1
Interest bearing liabilities	55,957.2	45,570.6
Interest margin	0.82%	0.97%
Interest spread	0.73%	0.90%

Interest receivable and payable represent amounts reported in the Profit and Loss account, adjusted to transfer securitisation interest payable to interest payable, and include income from equity shares and other variable yield securities in interest receivable. Interest bearing assets and liabilities have been adjusted for securitised assets and non-recourse finance and interest bearing assets include equity shares and other variable yield securities. Interest margin has been calculated by reference to average interest earning assets. Interest spread represents the difference between interest receivable as a % of average interest earning assets and interest payable as a % of average interest bearing liabilities. Average balances have been calculated on a monthly basis.

4. Deferred Mortgage Incentive Costs

An analysis of the movement in the deferred mortgage incentive costs is set out in the following table:

	2004 £m	2003 £m
Balance Sheet:		
Opening balance	236.9	257.5
Additions	482.5	327.1
Amortisation	(440.1)	(347.7)
Closing balance	279.3	236.9

Profit and Loss account:

Amortisation	430.0	340.7
Current year immediate write off	10.1	7.0
	440.1	347.7

5. Other Income

	2004 £m	2003 £m
Commissions	80.1	67.8
Fees (net of service charges)	152.4	106.0
Subsidiaries and others	31.5	27.9
	264.0	201.7
Surplus on sale of credit card portfolio	-	7.3
	264.0	209.0

6. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation and amortisation of goodwill are as follows:

	2004 £m	2003 (Restated) £m
Staff costs	119.3	101.0
Other expenses	84.2	77.0
Depreciation	19.0	16.5
Total recurring expenses	222.5	194.5
Non-recurring costs	-	5.6
Total operating expenses	222.5	200.1

Non-recurring costs in 2003 represent costs incurred in relation to the closure of certain branches.

6. Operating Expenses (continued)

The average number of persons employed by the Group was as follows:

	2004	2003
Full time	3,916	3,448
Part time	1,064	952

7. Provision for Losses on Loans and Advances

	2004 £m	2003 £m
Provision charge:		
Specific		
Secured on residential property	4.1	4.1
Other secured	0.2	1.4
Unsecured	40.0	23.4
	44.3	28.9
General		
Secured on residential property	1.4	9.5
Other secured	2.5	0.3
Unsecured	8.3	10.0
	12.2	19.8

Total provision charge	56.5	48.7
% of mean advances to customers	0.18%	0.19%

	2004 £m	2003 £m
Provision balance:		
Specific		
Secured on residential property	3.4	3.1
Other secured	1.0	1.9
Unsecured	41.4	27.4
Total	45.8	32.4
General		
Secured on residential property	32.9	31.7
Other secured	11.2	8.7
Unsecured	37.0	28.5
Total	81.1	68.9
Total provision balance	126.9	101.3
% of period end advances to customers	0.37%	0.36%

8. Residential Mortgage Arrears

	2004		2003	
	Cases	%	Cases	%
3 - 6 months	1,695	0.29	1,674	0.31
Over 6 - 12 months	422	0.07	634	0.12
Over 12 months	18	0.01	106	0.02
Total	2,135	0.37	2,414	0.45

9. Underlying Results

A reconciliation of reported and underlying profit before and after tax is set out in the following table:

	2004 £m	2003 (Restated) £m
Reported profit before tax (page 11)	431.2	386.6
Surplus on disposal of credit card portfolio (note 10)	-	(7.3)
Non-recurring costs (note 6)	-	5.6
Covenant to The Northern Rock Foundation	-	0.1
Underlying profit before tax	431.2	385.0
Reported profit after tax (page 11)	306.2	274.4
Surplus on disposal of credit card portfolio (note 10)	-	(7.3)
Non-recurring costs (note 6)	-	5.6
Covenant to The Northern Rock Foundation	-	0.1
Tax effect	-	0.5
Underlying profit after tax	306.2	273.3

10. Like-for-Like Results

On 30 May 2003, the Group sold its credit card portfolio to The Co-operative Bank. The surplus on sale amounted to £7.3 million and is recorded in other income. Included in the reported results for the year ended 31 December 2003 is

profit before tax of £3.6 million and profit after tax of £2.6 million in relation to the credit card portfolio to the date of sale. This profit is excluded from like-for-like profit as follows:

	2003 £m
Underlying profit before tax (note 9)	385.0
Credit card contribution	(3.6)
Covenant to The Northern Rock Foundation	0.2
Like-for-like profit before tax	381.6
Underlying profit after tax (note 9)	273.3
Credit card contribution	(3.6)
Covenant to The Northern Rock Foundation	0.2
Tax effect	1.0
Like-for-like profit after tax	270.9

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit after tax are as follows:

	2004	2003 (Restated)
Weighted average number of shares in issue	413.0m	412.3m
Basic EPS	74.1p	66.6p
Underlying EPS	74.1p	66.3p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Fully diluted weighted average number of shares in issue	416.6m	415.9m
Fully diluted EPS	73.5p	66.0p
Underlying fully diluted EPS	73.5p	65.7p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.6 million (31 December 2003 - 3.6 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

12. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each period.

	2004 %	2003 %
Type of lending		
Fixed rate (long term - over 2 years)	8	10
Fixed rate (short term - up to and including 2 years)	46	46
Discount	16	13
Cashback	1	1
Together	21	25
HERM	2	3
Buy to Let	6	2

Type of customer		
First time buyer	21	23
Next time buyer	38	35
Remortgage	35	40
Buy to Let	6	2
Geographic spread		
North	15	15
Scotland	10	9
Midlands	24	24
South	51	52

Page 20

13. Loans and Advances to Customers.

	2004 £m	2003 £m
Advances secured on residential property not subject to securitisation	27,000.7	23,179.7
Advances secured on residential property subject to securitisation	22,048.4	15,229.4
Total advances secured on residential property	49,049.1	38,409.1
Other secured advances not subject to securitisation	1,278.1	939.5
Other secured advances subject to securitisation	290.8	449.3
Total other secured advances	1,568.9	1,388.8
Unsecured loans	4,590.5	3,236.6
	55,208.5	43,034.5
Less: non-recourse finance	(22,103.7)	(14,832.4)
	33,104.8	28,202.1

Page 21

14. Loans and Advances to Customers Subject to Securitisation

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by special purpose securitisation companies from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation and non-recourse finance at 31 December 2004 are as follows:

Securitisation company	Date of securitisation	Gross assets securitised £m	Non-recourse finance £m	Subordi loans by the
Residential:				
Granite Mortgages 99-1 plc	1 October 1999	105.0	95.3	
Granite Mortgages 00-1 plc	1 March 2000	280.1	267.0	
Granite Mortgages 00-2 plc	25 September 2000	576.4	512.2	
Granite Mortgages 01-1 plc	26 March 2001	867.3	848.6	
Granite Mortgages 01-2 plc	28 September 2001	963.6	934.0	
Granite Mortgages 02-1 plc	20 March 2002	1,664.5	1,634.6	
Granite Mortgages 02-2 plc	23 September 2002	2,032.3	1,997.3	

Granite Mortgages 03-1 plc	27 January 2003	2,262.7	2,246.1
Granite Mortgages 03-2 plc	21 May 2003	1,931.7	1,881.5
Granite Mortgages 03-3 plc	24 September 2003	1,823.1	1,768.9
Granite Mortgages 04-1 plc	28 January 2004	2,928.1	2,827.0
Granite Mortgages 04-2 plc	26 May 2004	3,297.0	3,213.0
Granite Mortgages 04-3 plc	22 September 2004	3,885.7	3,786.8
		22,617.5	22,012.3
Retained interest in Granite Trustees Limited		826.9	-
Less cash deposits held with Northern Rock plc		(1,396.0)	-
Total residential		22,048.4	22,012.3
Commercial:			
Dolerite Funding No 1 plc	24 June 2002	238.5	216.4
Retained interest in Dolerite Trustees Limited		52.3	-
Total commercial		290.8	216.4
Maximum extent of insurance cover provided by subsidiary			(125.0)
Total		22,339.2	22,103.7

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company retained £20 million from the proceeds of debt issuance to fund this reserve, which is only repayable after full repayment of the notes.

Interest income earned by Northern Rock in respect of the retained interest in Granite Trustees Limited and Dolerite Trustees Limited is recorded in the Profit and Loss account within other interest receivable and similar income.

At 31 December 2004 the special purpose companies had cash deposits with Northern Rock plc amounting to £1,396.0 million. At 31 December 2003 such deposits were held by other third party banks. As such the total gross assets securitised available to meet non-recourse finance amount to £23,735.2 million (2003 - £15,678.7 million).

14. Loans and Advances to Customers Subject to Securitisation (continued)

Northern Rock plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies. A summary Profit and Loss account for the above securitisation companies is set out below:

	2004 £m	2003 £m
Interest receivable	998.5	696.0
Interest payable	(953.9)	(538.3)
Interest receivable on cash deposits with Northern Rock	46.9	-
Fixed rate swaps payable to Northern Rock	(1.7)	(65.4)
Other swaps and net interest payable to Northern Rock	31.4	(34.7)
Net interest receivable	121.2	57.6
Other income net of administrative and other expenses payable to third parties	19.8	9.0
Administrative and other expenses payable to Northern Rock	(141.0)	(66.6)
Result for the financial period	-	-

15. Covered Bond

Included within loans and advances to customers not subject to securitisation

are £1,978 million of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to an issue of covered bonds of €2.0 billion (£1,341 million equivalent) made by Northern Rock on 4 May 2004, which are included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore this transaction does not qualify for linked presentation or sale treatment.

16. Analysis of Customer Accounts

	2004 £m	2003 £m
Branch accounts	3,051.3	2,437.2
Postal accounts	7,536.3	6,230.8
Internet accounts	2,503.4	2,891.4
Offshore accounts	2,499.4	2,405.9
Telephone accounts	895.9	1,339.8
Legal & General branded accounts	752.2	1,037.7
Total retail balances	17,238.5	16,342.8
Other customer accounts	3,103.5	2,454.5
	20,342.0	18,797.3

17. Profit and Loss Account

	2004 £m	2003 £m
At 1 January as previously reported	1,201.9	1,071.6
Prior year adjustment (note 1)	-	(44.5)
At 1 January restated	1,201.9	1,027.1
Movements in relation to own shares (note 18)	5.8	(3.3)
Profit for the financial period	196.2	178.1
	1,403.9	1,201.9

18. Own Shares

The amounts deducted from the profit and loss reserve in respect of own shares, which are held at cost, are as follows:

	2004 £m	2003 £m
Own shares in relation to employee share schemes	55.3	58.2

Movements in the amount deducted from reserves in respect of own shares have been as follows:

	2004 £m	2003 £m
At 1 January	58.2	53.9
Purchases of shares	6.0	15.5

Use of shares on exercise of employee options and for other employee share plans	(8.9)	(11.2)
	(2.9)	4.3
	55.3	58.2

The credit/(charge) to the Group's Profit and Loss account reserve have been as follows:

	2004 £m	2003 £m
Surplus on transactions in own shares	2.9	1.0
Net decrease/(increase) in cost of own shares	2.9	(4.3)
	5.8	(3.3)

19. Capital Structure

	2004 £m	2003 (Restated) £m
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Profit and loss account	1,403.9	1,201.9
Reserve capital instruments	300.0	266.3
Tier one notes	200.0	200.0
Goodwill	(27.1)	(30.7)
Total Tier 1 capital	2,014.8	1,775.5
Upper Tier 2		
Perpetual subordinated debt	746.4	350.3
Reserve capital instruments	-	33.7
General provisions	83.1	75.4
Total Upper Tier 2 capital	829.5	459.4
Lower Tier 2		
Term subordinated debt	769.3	769.2
Total Tier 2 capital	1,598.8	1,228.6
Deductions	(374.7)	(190.5)
Total capital	3,238.9	2,813.6
Risk weighted assets	23,099.2	19,690.5
Tier 1 ratio	8.7%	9.0%
Total capital	14.0%	14.3%

20. Reconciliation of Operating Profit to Net Operating Cash Flows

	2004 £m	2003 (Restated) £m
Operating profit	431.2	386.6
(Increase)/decrease in prepayments and accrued income	(182.1)	37.9
Increase in accruals and deferred income	57.2	28.1
Provision for bad and doubtful debts	56.5	48.7
Loans and advances written off net of recoveries	(30.9)	(30.3)

Depreciation and amortisation	22.6	20.1
Interest on subordinated liabilities	85.5	62.0
Interest on reserve capital instruments	19.8	17.3
Interest on tier one notes	13.0	11.4
Other non-cash movements	9.6	14.7
Net cash inflow from trading activities	482.4	596.5
Net increase in loans and advances to banks and customers	(12,813.8)	(9,631.9)
Net increase in deposits by banks and customer accounts	1,369.1	1,147.7
Net increase in debt securities in issue	11,007.3	8,794.5
Net decrease in other assets	7.0	2.6
Net decrease in other liabilities	(18.8)	(63.6)
Net cash inflow from operating activities	33.2	845.8

21. Basis of Preparation

Other than the changes set out in note 1, accounting policies and methods remain unchanged from those used in the preparation of the 2003 annual accounts.

22. Dividends

Ex dividend date	27 April 2005
Record date	29 April 2005
Payment date	27 May 2005

23. Interim Results

Northern Rock intends to report its 2005 Interim Results on 28 July 2005 and not 20 July 2005 as previously announced.

24. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2003 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 27 January 2005. The report is also available on the Northern Rock website www.northernrock.co.uk from 8.30am on 26 January 2005.

A presentation of the results will be given by directors on the morning of the results announcement. A web cast of the presentation will be available on the Northern Rock website from 3.00pm on 26 January 2005.

Contacts

City Contacts

Bob Bennett
Group Finance Director
0191 279 4366

Dave Jones
Deputy Finance Director
0191 279 4474

Press Contacts

Tony Armstrong
Communications Director
0191 279 4676

Ron Stout
Assistant Director, Public Relations
0191 279 4676

Richard Moorin
Head of Investor Relations
0191 279 4093

James Murgatroyd
Finsbury Limited
020 7251 3801

Simon Hall
Manager, Investor Relations
0191 279 6090

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recently filed Annual Report on Form 20-F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

2006 SEP 21 A 8:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

INTERIM RESULTS

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Interim Results - Part 1
Released	07:00 28-Jul-05
Number	3921P

RNS Number:3921P
Northern Rock PLC
28 July 2005

NORTHERN ROCK PLC
INTERIM RESULTS
6 MONTHS ENDED 30 JUNE 2005

Page 1

THIS PAGE LEFT INTENTIONALLY BLANK

Page 2

Contents

Introduction

Statutory Results
The 2005 Interim Results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that are effective or available for early adoption at the Group's first reporting date, 31 December 2005. Certain of these IFRS are only effective from 1 January 2005, and therefore the revised 2004 statutory based results ("statutory") only include certain of the IFRS used in the preparation of the 2005 results. The results included on pages 18 to 74 represent the statutory results of the Group for the six months ended 30 June 2005 and include the statutory comparatives reflecting only those standards which permit or require retrospective adoption, reflecting the voluntary exemptions of IFRS1.

Proforma Results
In order to aid comparability of the 2005 results with those of 2004, 2004 results have also been prepared on a proforma basis, incorporating the impact of IFRS where it is possible to determine what the impact would have been if the accounting changes had been effective in 2004. The proforma results include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity.

Underlying Results
The 2005 statutory results include the full effects of the introduction of fair value and hedge accounting following the adoption of IAS 32 and 39 with effect from 1 January 2005. Where appropriate, certain aspects of the results for 2005 are presented to reflect management's view of the underlying results for 2005 excluding the effects of fair value volatility and hedge ineffectiveness to provide a clearer representation of the underlying performance of the Group.

28 July 2005

Northern Rock plc today issued its Interim Results for the six months ended 30 June 2005.

HIGHLIGHTS

Operating Performance

- Total assets of £72.5 billion - an increase of 26.9% from June 2004 assets of £57.1 billion
- Record H1 gross lending of £11.5 billion - an increase of 14.8%, with record H1 net lending of £6.0 billion - an increase of 17.2%
- Share of UK net mortgage lending of 14.2% - up from 11.2% in the 2004 full year
- 1 July 2005 total lending pipeline of £6.5 billion - up 26% from 1 January 2005
- 0.35% (31 December 2004 - 0.37%) of mortgage accounts 3 months or more in arrears - under half of industry average
- Record retail savings intake of £1.7 billion - nearly twice the total for

all of 2004

Profits

- Pre tax profits up by 45.4% to £294.0 million from June 2004, an increase of 39.2% compared with June 2004 proforma pre tax profits
- Underlying pre tax profits of £239.2 million, up by 13.3% compared with 2004 proforma
- Underlying attributable profits of £149.4 million, up by 10.6% compared with 2004 proforma

Costs

- Cost to asset ratio improved to 0.35% (from 0.37% in 2004)
- Cost to income ratio improved to 28.3%. On an underlying basis it is 30.1%, compared with a proforma ratio of 29.9% for all of 2004

Shareholder Value

- Return on equity of 24.6%, being 25.9% on a proforma basis and 20.6% on an underlying basis
- EPS of 45.5p - an increase of 30.7%. On a proforma basis the increase is 39.1% and on an underlying basis EPS of 36.1p represents an increase of 10.4%
- Interim dividend per share of 9.4p - an increase of 10.6%

Social Responsibility

- The Northern Rock Foundation - supporting charitable causes - to receive £14.7 million

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

Adam J Applegarth, Chief Executive, said:

"Northern Rock has again demonstrated in the first half of 2005 its ability to grow through strong volumes of high quality residential mortgage lending, despite a slow down in the UK housing market. Total balance sheet assets have grown to £72.5 billion, an increase of 27% compared with 30 June 2004.

Although the introduction of IFRS defers income for a growth company like Northern Rock the volatility from fair value adjustments and hedge accounting has been introduced and so, reported profit before tax is up 45%, with underlying attributable profit up 10.6%. In future years, as our asset growth trends to the mid-point of our strategic targets, I expect to see the gap between underlying attributable profit growth and asset growth narrow noticeably.

With the introduction of IFRS there have been some additional costs - mainly to do with pension funding and employee share benefits. We've incorporated these and have still seen an improvement in our cost to asset ratio and our cost to income ratio remains broadly stable on an underlying basis. Therefore, once comparable figures are available, I expect our relative cost advantage to have improved."

Note

- The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

OPERATIONAL REVIEW

Introduction

The 2005 Interim Results have been prepared using International Financial Reporting Standards ("IFRS") which differ significantly to UK GAAP used in the preparation of previously reported financial statements.

Analysis of the results is complicated as a result of certain IFRS only being effective from 1 January 2005. This means that the revised 2004 statutory results only include certain of the IFRS used in the preparation of the 2005 results. As a consequence we have included, on pages 76 to 112, 2004 results prepared on a proforma basis, incorporating the impact of IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. This particularly relates to the treatment of interest income and fees and the reclassification of certain funding instruments from debt to non shareholders' equity but excludes the effects of hedge accounting under IFRS which differs from that applied under UK GAAP.

Full reconciliations of the effect of the introduction of IFRS are included in the statutory and proforma sections of the Interim Results together with full details of the accounting policies for 2005.

As a consequence of the introduction of IFRS the balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable underlying performance to be separately identified.

Overview

Strong lending volumes continued in the first half of 2005 resulting in total assets of £72.5 billion, an increase of 26.9% compared with 30 June 2004. Residential net lending market share at 14.2% to the end of May 2005, exceeded the 11.2% share achieved in 2004, further demonstrating Northern Rock's ability to achieve growth targets even in a slowing and competitive mortgage market. Asset quality also remained robust across all loan portfolios.

Underlying profit before tax growth compared with the proforma results for 2004 was 13.3%, with growth in underlying earnings per share on an equivalent basis of 10.4%, in line with expectations. Underlying return on equity at 20.6% remained within the top half of our strategic target range.

The strong performance of our retail funding seen in 2004 continued in the first half of 2005 with net inflows of £1,716 million. Two successful securitisation issues raised £8,558 million and contributed further to our capital management.

Lending

During the first half of 2005 Northern Rock has again achieved record levels of total lending. Total gross lending was £11,543 million, an increase of 14.8% (30 June 2004 - £10,055 million), with total net lending of £5,965 million, an increase of 17.2% (30 June 2004 - £5,091 million). Prospects for the remainder

of 2005 are good, with a pipeline of £6,453 million some 26% higher than at the beginning of the year (1 January 2005 - £5,105 million). The residential lending pipeline at £5,987 million is also 26% higher than at the beginning of the year (1 January 2005 - £4,755 million).

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

Lending (continued)

The composition of our lending portfolios has continued to be low risk. At 30 June 2005 89% of our loans to customers were residential (30 June 2004 - 89%), 3% commercial secured loans (30 June 2004 - 3%) and 8% (30 June 2004 - 8%) within our personal unsecured portfolios. This mix is not expected to change significantly going forward.

An analysis of lending by portfolio is set out in the following table:

£ millions	Residential	Commercial	Unsecured	Total
2005 First Half				
Gross	10,224	218	1,101	11,543
Net	5,610	31	324	5,965
2004 First Half				
Gross	8,512	212	1,331	10,055
Net	4,367	63	661	5,091
2004 Full Year				
Gross	20,051	499	2,792	23,342
Net	11,383	182	1,367	12,932

Residential

The UK residential lending market was weaker in the first half of 2005 compared with the equivalent period in 2004, as a result of falling consumer confidence and a slow down in the housing transaction market, with gross lending down by 14% and net lending down 25% in the first 5 months of the year. Estimated gross lending, however, remains on track to reach around £260 billion for the full year, compared with £291 billion last year. Net lending is forecast to be around £80 billion for the year which would represent a 21% reduction from the £101 billion seen in 2004. UK house prices remained static in the first half of the year, but there remains little evidence of widespread house price reductions, a situation we expect to continue. With the level of housing transactions at the lower end of long term trends and house price inflation likely to be limited for the time being, gross lending continues to be underpinned by sustained levels of remortgage activity which accounted for approximately 46% of gross lending so far this year. The gross market remains key to Northern Rock achieving its growth targets, and economic conditions remain supportive with low inflation, relatively low unemployment, low interest rates and consequently good affordability.

Against this background we achieved gross residential lending of £10,224 million (30 June 2004 - £8,512 million) and net residential lending of £5,610 million (30 June 2004 - £4,367 million), representing increases of 20.1% and 28.5% respectively. Our share of UK gross residential lending for the first five months of 2005 was 8.1% and our market share of net residential lending for the same period was 14.2%. This compares with 5.8% and 8.2% respectively for the first half of 2004, and 6.8% and 11.2% for 2004 in total. Our share of redemptions in the first five months of the year was 5.2%, again lower than our closing share of mortgage stock of around 6.0%. This reflects the continued success of our pro-active customer retention process and our fair and transparent policy of allowing existing customers, subject to contractual terms,

to transfer their loan to any product available to new borrowers.

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

Lending (continued)

The low risk profile of our new lending has continued despite strong growth in volumes. The proportion of lending to first time buyers remains low at 21% (2004 - 21%) with 79% of new customers having a proven payment track record. The average Loan to Value ratio ("LTV") of new lending in 2005 so far remained similar to 2004 at around 75% and new lending below 90% LTV was 71% (2004 - 75%) of completions. The average indexed LTV of our mortgage book is now 57% (31 December 2004 - 53%) providing strong cover in the event of default. The slight increase in indexed LTV reflects the slow down in house price inflation. We have minimal exposure to large loans with only around 3.5% of new loans over £500,000 (2004 - 3.5%) and we maintained an excellent geographic spread of lending.

We offer customers a wide range of innovative and attractive products including lifestyle products and traditional price-led products. Our lifestyle products comprise our "together" family of products, Lifetime and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Gross lending of "together" products amounted to £2.5 billion of which £2.2 billion were advances secured on residential property representing 23.5% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages remained around one fifth of our mortgage portfolio.

Our Lifetime range is aimed at homeowners aged over 60 who wish to utilise equity in their homes to enhance their lifestyle. Such lending accounted for 1.4% of gross new residential lending (2004 - 1.8%), with outstanding Lifetime balances representing 3.0% (31 December 2004 - 3.1%) of our mortgage balances.

Residential Buy to Let lending is focussed on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.8% of our mortgage portfolio at 30 June 2005 (31 December 2004 - 4.0%) and for 8.6% (H2 2004 - 7.3%) of gross new residential lending. This type of lending is likely to remain a niche part of our overall portfolio of lending and the professional part of the market is likely to be supported by demand following changes in pension legislation allowing rental properties to be included within investors' pension plans.

In total our lifestyle products, which are margin enhancing, represented 33.5% (2004 - 28.9%) of our gross new residential lending and 26.4% of mortgage balances at 30 June 2005 (31 December 2004 - 25.3%).

Of our traditional price-led mortgage products, fixed rate mortgages remained the most popular with 30.2% (2004 - 46.4%) of total new lending accounted for by short term fixed products up to two years, and 25.6% (2004 - 7.5%) by longer term fixes normally up to a maximum of seven years. The increased demand for longer term fixed rate products reflected attractive pricing as longer term swap rates have fallen.

Unsecured

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

Lending (continued)

£ millions	Standalone Unsecured	Together Unsecured	Total
2005 First Half			
Gross	761	340	1,101
Net	174	150	324
2004 First Half			
Gross	950	381	1,331
Net	505	156	661
2004 Full Year			
Gross	2,068	724	2,792
Net	1,104	263	1,367

Standalone gross lending has slowed in line with consumer spending and our risk appetite. Net lending has shown further reduction as the portfolio matures and redemptions and repayments increase.

Volumes of "together" unsecured lending remained similar to levels seen in each of the previous half year periods. At 30 June 2005 our unsecured lending balances were £4,997 million (31 December 2004 - £4,660 million) of which 40.6% (31 December 2004 - 40.3%) represented "together" unsecured advances.

Commercial
Competition in the commercial secured lending market has remained strong in the first half of 2005 with certain lenders being particularly aggressive on price and LTV levels at which they are prepared to lend. We have continued to grow our commercial lending portfolio gradually, maintaining our emphasis on quality rather than volume of lending. Gross lending in the first half amounted to £218 million (30 June 2004 - £212 million) with net lending of £31 million (30 June 2004 - £63 million).

Arrears and Possessions

The arrears position of each of our personal lending portfolios based upon accounts three months or more in arrears is set out in the following table:

	Residential	Standalone Unsecured	"Together" Unsecured
30 June 2005	0.35%	1.02%	0.82%
31 December 2004	0.37%	1.04%	0.78%
30 June 2004	0.39%	0.94%	0.80%

The absolute increase in number of residential accounts three months or more in arrears was only 20 cases, less than a 1% movement, compared with a 5% increase in number of accounts. The 0.35% remains well below half the industry average of 0.87% at 30 June 2005 (31 December 2004 - 0.80%). The "together" secured advances performance remained consistent, with three months plus arrears stable at 0.79% at 30 June 2005 (31 December 2004 - 0.77%). At 30 June 2005, 310 properties, representing only 0.05% of all accounts, were in possession compared with 181 (0.03%) at the end of 2004.

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

Arrears and Possessions (continued)

Standalone personal unsecured loan arrears remain significantly better than industry average, reflecting our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. Unsecured loans within the "together" brand continued to perform in line with the "together" secured advances and better than traditional personal unsecured loans.

At 30 June 2005 only 14 of our commercial loans (0.58% of accounts) with balances outstanding of £5.0 million were three months or more in arrears compared with 8 accounts (0.31%) with outstanding balances of £6.3 million at 31 December 2004.

Funding

Northern Rock has established 4 distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. Flows of new funding and closing balances are shown in the following table:

£ millions	Retail	Non-Retail	Securitisation	Covered Bonds
2005 First Half				
Net flow	1,716	(2,245)	6,138	1,025
Closing balances	19,008	17,520	27,706	2,430
2004 First Half				
Net flow	(163)	(1,916)	5,425	1,341
Closing balances	16,232	15,060	20,283	1,339
2004 Full Year				
Net flow	896	2,770	7,234	1,341
Closing balances	17,290	19,740	22,090	1,339

Note: Closing balances at 30 June 2005 are stated including IAS39 fair value adjustments. Net flows in 2005 represent net cashflows excluding fair value adjustments.

Retail
Retail funding comprised a net inflow of funds of £1,457 million plus interest credited of £259 million and builds on the successful funding in the second half of 2004 of over £1.0 billion, again demonstrating the strength and diversity of our retail franchise.

Funding during the six months was largely into our Silver Savings account launched in September 2004 for the over 50s. Fixed rate bonds also remained popular. Balances in our Ireland based operation rose to £804 million (31 December 2004 - £628 million), with £1,812 million (31 December 2004 - £1,871 million) in our Guernsey based off-shore vehicle.

Non-Retail
Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. During the first half we were able to repay £2.2 billion, mainly short term funds, following the successful securitisation issues.

Note

The basis of preparation of statutory, proforma and underlying figures is

detailed on page 3.

Non-Retail (continued)
During the first half we raised £1.4 billion medium term wholesale funds, from a variety of sources located globally, with specific emphasis on the US and Europe. This included a US$1.75 billion Extendible Quarterly Securities issue sold to domestic US investors.

With regards to short term funding, key developments included the establishment of a CAD$2 billion Canadian Commercial Paper programme which provides access to domestic Canadian investors. This programme had outstanding balances of CAD$1.0 billion at 30 June 2005.

Securitisation
Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During the first half of 2005 two residential mortgage issues were completed raising £8.6 billion through our Granite vehicles. Diversification of our investor base continued with over 75% of the securitised bonds being issued in US dollars or euros. Further issuance is planned in the second half of 2005, with a second commercial mortgage securitisation raising £600 million already having completed since the half year. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages.

The two Granite issues in 2005 were at the lowest spread we have ever achieved and noticeably (around 8 bps) cheaper than the maturing issues they are in part replacing.

At 30 June 2005 advances to customers subject to securitisation amounted to £29.2 billion (31 December 2004 - £21.9 billion), representing 48% (31 December 2004 - 40%) of our total lending portfolios.

Covered Bond
In the first half of 2005 we raised €1.5 billion (£1.03 billion) from a second issue from our €10 billion programme established in 2004. This provided further diversification of the investor base as around 40% of the participants were new to Northern Rock. The covered bond is secured by a pool of ring-fenced residential mortgages which remain on-balance sheet as Northern Rock retains substantially all the risks and rewards associated with the loans.

Assets

Total assets on a statutory and underlying basis (excluding fair value adjustments) are set out in the following table:

£ millions	30 June 2005	30 June 2004	31 December 2004
Statutory	72,460	57,092	64,881
Underlying	71,198	57,092	64,881

On a statutory basis total assets are 11.7% higher than at the previous year end and 26.9% higher than 12 months ago. On an underlying basis growth in total assets was 9.7% and 24.7% respectively.

Treasury

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. At 30 June 2005, 97% (31 December 2004 - 96%) of our Treasury investment portfolios comprised assets which are rated single A or better. We continue to have no exposure to emerging markets or non-investment grade debt.

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

Total Income and Margins

The introduction of IFRS in 2005 results in significant changes in the presentation and reporting of interest and non-interest income. Upfront lending fees are now spread over the expected life of a loan and included in interest income resulting in a deferral of reported income. Introducer fees are also now recognised within interest income and spread over the expected life of a loan, rather than the life of the customer relationship, resulting in an acceleration of the recognition of the cost. Mortgage incentives continue to be offset against interest income but are now spread over the expected life of a loan rather than over the early repayment charge period. In addition, following the re-classification of certain instruments from debt to equity, the coupon payable on these instruments is now excluded from interest expense. As these accounting changes were introduced on a statutory basis with effect from 1 January 2005 we have prepared proforma 2004 figures on a comparable basis as well as on the statutory basis.

The following tables show net interest income and total income on a statutory and proforma basis for 2004 and on a statutory and underlying basis (see notes 3 and 4) for 2005.

Statutory basis	6 months ended		Year ended
£ millions	30 June 2005	30 June 2004	31 December 2004
Net interest income	369.3	227.0	466.9
Other income	50.5	113.9	252.3
Total income	419.8	340.9	719.2

Underlying/ Proforma basis	6 months ended		Year ended
£ millions	30 June 2005	30 June 2004	31 December 2004
Net interest income	345.0	299.3	612.7
Other income	50.5	50.4	111.8
Total income	395.5	349.7	724.5

On a statutory basis total income in the first half of 2005 amounted to £419.8 million representing an increase of 23.1% over total income in the first half of 2004. On this basis the ratio of total income to mean total assets at 1.22% in the first half compares with the 2004 full year and half year ratios of 1.23% and 1.25%. Total income as a proportion of mean risk weighted assets at 3.59% compares with the 2004 full year and half year ratios of 3.37% and 3.43%.

On an underlying basis total income in the first half of 2005 amounted to £395.5 million representing an increase of 13.1% over proforma total income in the first half of 2004. On this basis the ratio of total income to underlying mean total assets at 1.16% in the first half compares with the 2004 full year and half year ratios of 1.24% and 1.29%. Total income as a proportion of mean risk weighted assets at 3.41% compares with the 2004 full year and half year ratios of 3.43% and 3.56%.

Underlying interest margin at 1.00% in the first half compares with the 2004 full year and half year ratios of 0.82% and 0.85% on a statutory basis and 1.07% and 1.12% on a proforma basis. The proforma basis is considered to be a more appropriate comparator as it is calculated on the same basis as the 2005 figures, including the impact of effective interest rate changes under IFRS. On this basis, interest margin is 7bps lower than the full year in 2004 but only 3bps lower than in the second half last year. During the first half of 2005, 3 month Libor has remained on average 15bps higher than Bank Base Rate compared

with 20bps in the second half of 2004 and so has continued to adversely affect the price of our securitisation and non-retail funding. Towards the end of the first half, 3 month Libor, together with swap rates, started to fall such that a positive differential between Bank Base Rate and

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

Total Income and Margins (continued)

funding rates currently exists. If this continues in the second half of 2005 this will support spreads as and when the relevant funding re-prices.

At 30 June 2005 the net value of fees deferred to future periods amounts to £268.7 million, compared with £238.2 million at 31 December 2004 and £203.0 million at 30 June 2004 on a proforma basis.

Other income primarily comprises insurance commission generated on sales of building and contents and payment protection insurance together with administration fees not included within interest margin.

Expenses

Total operating expenses amounted to £118.9 million representing an increase of 17.1% over statutory operating expenses of £101.5 million and 18.0% over proforma operating expenses of £100.8 million for the first half of 2004. The increase of 18.0% compares with an increase in underlying assets of 24.7% over the twelve months and a rise in underlying total income of 13.1% on a proforma basis, resulting in a cost to asset ratio of 0.35% (30 June 2004 statutory - 0.37%, proforma - 0.37%) and cost to underlying income ratio of 30.1% (30 June 2004 statutory - 29.8%, proforma - 28.8%). Our performance is in line with achieving around the mid point of our strategic target of cost growth being 1/2 to 2/3rds the rate of growth of assets by the year end.

Included in the 2005 operating expenses are £4.9 million recurring incremental costs in relation to increased regulatory requirements out of an anticipated £10 million for the full year. The first half
results also include additional pension scheme and share based costs of £2.3 million arising from the introduction of IFRS.

Social Responsibility - The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. The covenant from 2005 first half profits amounts to £14.7 million (30 June 2004 - £10.0 million), resulting in over £130 million having been donated since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

Loan Loss Impairment

Although there are similarities between the bases for making loan loss impairment under UK GAAP and IFRS, the latter is more prescriptive. During the first half of 2005 we have enhanced our loan loss impairment methodologies incorporating risk and performance data captured in and generated by our Basel II capital systems. Following the introduction of the improved methodologies a reassessment of loan loss impairment provisions has been made to closer match the risk profile of our loan portfolios. Following this one-off reassessment, loan loss impairment provisions were reduced by £10.3 million for the residential portfolio and by £9.8 million in our commercial lending portfolio and increased by £20.1 million in respect of our unsecured loans.

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

Loan Loss Impairment (continued)

The charge for loan loss impairment amounted to £25.5 million for the first half (30 June 2004 - £26.5 million) representing 0.09% of mean advances to customers (30 June 2004 - 0.12%). The combination of high quality lending, low interest rates, low arrears and continued strong average LTV of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Provisions for the commercial secured lending portfolio have been rebased to levels consistent with portfolio performance and expected economic conditions for this sector.

The growth in loan loss impairment provision balances against our personal credit portfolios reflects growth in balances and the maturing nature of the portfolios. As a result, total loan loss impairment provision balances for these portfolios have increased to £92.7 million with total cover of 1.86% (31 December 2004 - 1.68%).

Hedge Ineffectiveness

Following the introduction of IFRS all derivatives entered into by Northern Rock, which under UK GAAP were held off balance sheet, are now recorded on the balance sheet with any fair value movements being taken to the income statement. Where effective hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in fair value of the underlying instrument being hedged. Any ineffectiveness arising from different movements in fair value will trend to zero over time and so any recorded ineffectiveness in any accounting period is excluded from underlying results in that accounting period.

In addition, Northern Rock enters into certain derivative contracts, which although efficient economically, cannot be included in effective hedge accounting relationships. Consequently, although the implicit interest cost of the underlying instrument and associated derivative are included in net interest income in the income statement, future fair value movements on such derivatives are recorded in "Net hedge ineffectiveness and other fair value gains and losses" on the face of the income statement and are excluded from underlying results as these fair value movements will not be realised in cash terms. The same treatment also applies to the revaluation at each balance sheet date of economically hedged foreign currency liabilities.

The over-riding objective of the presentation of underlying results is to show the true interest income / cost of hedged instruments and to exclude future fair value adjustments from current performance measurement.

In the first half of 2005 the income statement shows "Net hedge ineffectiveness and other fair value gains and losses" as a positive figure of £33.3 million. This increases to £57.6 million positive after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income.

Having taken powers at the Annual General Meeting to issue preference shares, we are considering the issue of a nominal amount of such shares. This would enable the Upper Tier 2 instruments currently included in equity to be re-classified as liabilities. This would then enable the economic hedges we hold in respect of these instruments to be included in hedge accounting relationships thereby eliminating a significant amount of the hedge volatility recorded in the income statement.

Taxation

The effective tax rate for the first half was 29.3% (30 June 2004 - 28.9%). We continue to anticipate, with a corporation tax rate of 30%, the ongoing effective tax rate will trend towards 30.0% in the medium term.

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

Profits and EPS

To aid comparison of the 2005 results with those of 2004 we have prepared 2004 comparatives on a statutory basis and on a proforma basis. In addition, the underlying 2005 results are determined after excluding the effect of hedge accounting ineffectiveness. Details of profit before tax, profit attributable to shareholders and earnings per share on these bases are set out in the following tables:

Statutory basis	6 months ended 30 June 2005	6 months ended 30 June 2004	Year ended 31 December 2004
PBT £m	294.0	202.2	435.3
Attributable profit £m	188.2	143.7	309.5
EPS p/share	45.5	34.8	74.9

Proforma basis	6 months ended 30 June 2005	6 months ended 30 June 2004	Year ended 31 December 2004
PBT £m	294.0	211.2	441.5
Attributable profit £m	188.2	135.1	271.2
EPS p/share	45.5	32.7	65.7

Underlying basis	6 months ended 30 June 2005	6 months ended 30 June 2004	Year ended 31 December 2004
PBT £m	239.2	211.2	441.5
Attributable profit £m	149.4	135.1	271.2
EPS p/share	36.1	32.7	65.7

The reconciliation of 2005 underlying results is set out in note 2 of the Interim Results (page 28 statutory results, page 85 proforma results).

Statutory profit before tax of £294.0 million for the six months ended 30 June 2005 represents an increase of 45.4% over the equivalent statutory figure for 2004 and an increase of 39.2% over the equivalent proforma figure. Statutory profit attributable to shareholders for the first half of 2005 was £188.2 million, an increase of 31.0% over the 2004 statutory result for the same period and 39.3% over the proforma result. Compared with the 2004 first half proforma results, the underlying 2005 profit before tax of £239.2 million represents an increase of 13.3%, with underlying attributable profit rising by 10.6% to £149.4 million.

Return on equity for the first half of 2005 was 24.6% on a statutory basis and 20.6% on an underlying basis compared with 21.1% in the first half of 2004 on a statutory basis and 21.6% on a proforma basis.

Dividends

The proposed interim dividend is 9.4p per share payable on 27 October 2005 to shareholders on the register on 29 September 2005, a 10.6% increase over the 2004 interim dividend of 8.5p.

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

Capital

At 30 June 2005 total capital amounted to £3,033 million resulting in a total capital ratio of 12.8%, comfortably above regulatory and internal requirements. Tier 1 capital was £1,953 million and the Tier 1 ratio 8.2%. The restated equivalent ratios at 31 December 2004 on a statutory basis were 14.0% and 8.7% and on a proforma basis were 13.5% and 8.0% respectively.

We intend to be among the first wave of applicants seeking waiver from the FSA enabling us to adopt the Retail Internal Ratings Based approach to Basel II currently anticipated to commence on 1 January 2007. We intend to initially adopt the Standardised Approach to Operational Risk.

Our low risk balance sheet means that we expect to achieve significant reductions to the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result in future capital efficiencies subject to consultation with the FSA and credit rating agencies. We recognise, however, that delays to the approval of relevant European Union legislation could result in delays to the introduction of Basel II.

Within securitisation, whilst there has been transference of risk on a non-recourse basis, we have continued to hold a first loss position. After consultation, we intend this autumn, subject to market conditions, to substantially sell-on (on a non-recourse and on-going basis) the majority of the first loss position. This will substantially further strengthen our capital position.

Outlook

The strong performance in the first half of 2005 together with prospects for the remainder of the year mean that we remain on track to achieve our strategic targets in 2005. Asset growth will be at the top end of our 20% + / - 5% target and underlying attributable profit growth will be at the lower end of our targeted 15% + / - 5% range due to the impacts of IFRS. In the medium term we expect asset and profit growth to trend to the mid points of our strategic targets.

Lending will continue to be focussed on low risk residential lending supplemented by commercial secured and personal credit where returns and risk are appropriate. All our funding portfolios will be further developed helping to ensure we have a secure and diversified funding platform.

The range of attributable profit expectations for 2005, excluding any fair value and hedge accounting gains or losses, as provided by 17 of the major bank research analysts, is £290 million to £312 million, with a mean of £298 million, growth of 10% compared to the 2004 proforma figure. Northern Rock remains comfortable with this consensus mean.

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3.

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Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Interim Results - Part 2
Released	07:00 28-Jul-05
Number	3928P

northern rock

RNS Number:3928P
Northern Rock PLC
28 July 2005

Page 18

NORTHERN ROCK PLC
INTERIM RESULTS
6 MONTHS ENDED 30 JUNE 2005

STATUTORY INFORMATION

Page 19

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Page 20

FINANCIAL HIGHLIGHTS - STATUTORY

	Six months to 30 June		Full Year
Key Performance Figures	2005 £m	2004 £m	2004 £m
Gross lending	11,543	10,055	23,342
Net lending	5,965	5,091	12,932
Net retail funding	1,716	(163)	896
Securitisation issues	8,558	7,122	11,122
Covered bond issue	1,025	1,341	1,341
Net non-retail funding	(2,245)	(1,916)	2,770
Key Ratios - Balance Sheet	%	%	%
Balance sheet growth	11.7	9.9	24.9
Growth in risk weighted assets	2.8	2.3	17.3
Total capital ratio	12.8	15.8	14.0
Tier 1 ratio	8.2	9.2	8.7
Key Ratios - Income and Expense	%	%	%
Total income : mean risk weighted assets	3.59	3.43	3.37
Interest margin	1.07	0.85	0.82
Cost to income ratio	28.3	29.8	30.4
Cost to mean asset ratio	0.35	0.37	0.37
Impairment charge as % of mean advances to customers	0.09	0.12	0.10
Pre tax profit growth	45.4	n/a	n/a
Effective tax rate	29.3	28.9	28.9
Post tax profit growth	44.7	n/a	n/a

Attributable profit growth	31.0	n/a	n/a
Post tax return on mean equity	24.6	21.1	21.6
Post tax return on mean risk weighted assets	1.61	1.45	1.45
Post tax return on mean assets	0.55	0.53	0.53

Shareholder Information	p/share	p/share	p/share
Earnings per share	45.5	34.8	74.9
Growth in earnings per share (%)	30.7	n/a	n/a
Dividend per share	18.0	15.8	24.3
Growth in dividend per share (%)	13.9	15.3	14.6

Page 21

Notes

1. 2004 ratios have been restated to reflect the impact of IFRS. Profit growth ratios for 2004 have not been calculated as 2003 results have not been restated under IFRS.

2. Balance sheet growth in 2005 represents the growth in balance sheet assets between 31 December 2004 and 30 June 2005.

3. Post tax returns are calculated by reference to profit attributable to equity shareholders.

Page 22

FINANCIAL INFORMATION

STATUTORY CONSOLIDATED INCOME STATEMENT

	Note	Six months to 30 June 2005 (Unaudited) £m	2004 (Unaudited) £m	Full Year 2004 (Unaudited) £m
Interest and similar income		1,939.2	1,307.9	2,989.4
Interest expense and similar charges		(1,569.9)	(1,080.9)	(2,522.5)
Net interest income	4	369.3	227.0	466.9
Fee and commission income		63.4	134.8	305.1
Fee and commission expense		(13.5)	(27.0)	(64.5)
Other operating income		0.6	6.1	11.7
		50.5	113.9	252.3
Total income	3	419.8	340.9	719.2
Administrative expenses		(104.6)	(93.7)	(200.1)
Depreciation				

and amortisation		(14.3)	(7.8)	(18.2)
Covenant to The Northern Rock Foundation		(14.7)	(10.0)	(21.6)
Operating expenses	6	(133.6)	(111.5)	(239.9)
Impairment losses on loans and advances	8	(25.5)	(26.5)	(48.5)
Impairment of fixed asset investments		-	(0.7)	4.5
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	33.3	-	-
Profit before taxation		294.0	202.2	435.3
Income tax expense		(86.1)	(58.5)	(125.8)
Profit for the period		207.9	143.7	309.5
Represented by:				
Appropriations		19.7	-	-
Profit attributable to equity shareholders		188.2	143.7	309.5
Total		207.9	143.7	309.5
Earnings per share	11			
Basic earnings per share		45.5p	34.8p	74.9p
Diluted earnings per share		45.1p	34.6p	74.3p

Details of dividends are set out in note 10.

STATUTORY CONSOLIDATED BALANCE SHEET

Note	30 June 2005 (Unaudited) £m	30 June 2004 (Unaudited) £m	31 December 2004 (Unaudited) £m

Assets				
Cash and balances at central banks		70.7	56.9	65.3
Derivative financial instruments		911.5	-	-
Loans and advances to banks		3,716.6	4,343.1	3,674.2
Loans and advances to customers	13	61,660.4	46,966.9	54,768.8
Available for sale securities				
Investment securities		5,623.0	-	-
Debt securities		-	4,320.7	4,742.2
Equity shares and other variable yield securities		-	500.7	575.6
Intangible assets		76.4	67.6	73.1
Property, plant and equipment		174.9	165.8	170.5
Deferred income tax asset		74.5	17.7	14.1
Other assets		50.6	62.7	78.2
Prepayments and accrued income		101.0	589.6	718.9
		---------	---------	---------
Total assets		72,459.6	57,091.7	64,880.9
		---------	---------	---------
Liabilities				
Deposits by banks		1,471.3	1,586.5	1,201.6
Customer accounts	16	21,497.8	18,770.1	20,393.7
Derivative financial instruments		1,390.2	-	-
Debt securities in issue				
Securitised notes	14	27,705.5	20,282.5	22,089.9
Covered bonds	15	2,430.2	1,339.0	1,339.0
Other		13,558.5	10,935.6	15,435.3
Other liabilities		113.7	87.0	76.1
Current taxation liabilities		83.4	57.7	60.0
Accruals and deferred income		592.6	562.4	679.5
Provisions for liabilities and charges		54.1	48.5	52.5
Subordinated liabilities		790.2	1,515.7	1,515.7
Reserve capital instruments		-	300.0	300.0
Tier one notes		219.8	200.0	200.0
		---------	---------	---------
		69,907.3	55,685.0	63,343.3
Equity				
Shareholders' funds		---------	---------	---------
Called up share capital		123.9	123.9	123.9
Share premium account		6.8	6.8	6.8
Capital redemption reserve		7.3	7.3	7.3
Other reserves	18	35.7	-	(2.0)
Retained earnings		1,342.8	1,268.7	1,401.6
		---------	---------	---------

Total equity attributable to equity shareholders	1,516.5	1,406.7	1,537.6
Non shareholders' funds			
Reserve capital instruments	299.3	-	-
Subordinated notes	736.5	-	-
Total non shareholders' funds	1,035.8	-	-
Total equity	2,552.3	1,406.7	1,537.6
Total equity and liabilities	72,459.6	57,091.7	64,880.9

STATUTORY CONSOLIDATED CASHFLOW STATEMENT

	Six months to 30 June 2005 (Unaudited) £m	2004 (Unaudited) £m	Full year 2004 (Unaudited) £m
Net cash (outflow)/ inflow from operating activities			
Profit before taxation	294.0	202.2	435.3
Adjusted for:			
Depreciation and amortisation	14.3	7.8	18.2
Impairment losses on loans and advances to customers	25.5	26.5	48.5
Other non cash movements	459.7	(24.8)	29.8
	793.5	211.7	531.8
Changes in operating assets			
Deposits held for regulatory or monetary control purposes	(9.5)	(7.2)	(6.5)
Loans and advances	(6,613.6)	(4,680.0)	(12,275.0)
Derivative financial instruments	478.7	-	-
Changes in other assets	614.7	(46.7)	(230.5)
	(5,529.7)	(4,733.9)	(12,512.0)
Changes in operating liabilities			
Net increase in debt securities in issue	3,911.4	4,679.1	10,953.9

Deposits from other banks	268.2	93.1	(199.5)
Due to customers	1,104.1	(51.9)	1,568.6
Other liabilities	113.1	35.4	(8.5)
Accruals and deferred income	(86.9)	(39.1)	83.1
Subordinated liabilities	-	396.1	396.1
Income taxes paid	(63.5)	(47.9)	(106.0)
	5,246.4	5,064.8	12,687.7
Cashflows from investing activities			
Net investment in intangible assets and property plant and equipment	(20.0)	(27.5)	(48.1)
Purchase of securities	(4,166.5)	(3,228.4)	(9,653.9)
Proceeds from sale and redemption of securities	3,578.0	2,813.5	8,900.9
	(608.5)	(442.4)	(801.1)
Cash flows from financing activities			
Equity dividends paid	(74.7)	(65.3)	(100.6)
Appropriations	(19.7)	-	-
	(94.4)	(65.3)	(100.6)
Net (decrease)/ increase in cash and cash equivalents	(192.7)	34.9	(194.2)
Opening cash and cash equivalents	3,357.8	3,552.0	3,552.0
Closing cash and cash equivalents	3,165.1	3,586.9	3,357.8

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STATUTORY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Changes in equity for the six months ended 30 June 2004

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m
Balance at 1 January 2004 2004		123.9	6.8	7.3	-	1,183.8

	Note					
Profit for the period		-	-	-	-	143.7
Total recognised income and expense for the period		-	-	-	-	143.7
Dividends	10	-	-	-	-	(65.3)
Movement in own shares	17	-	-	-	-	6.5
Balance at 30 June 2004		123.9	6.8	7.3	-	1,268.7

Changes in equity for the year ended 31 December 2004

	Note					
Balance at 1 January 2004		123.9	6.8	7.3	-	1,183.8
Profit for the year		-	-	-	-	309.5
Total recognised income and expense for the period		-	-	-	-	309.5
Dividends	10	-	-	-	-	(100.6)
Movement in own shares	17	-	-	-	-	8.9
Pension fund	24q	-	-	-	(2.0)	-
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.6

STATUTORY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m
Changes in equity for the six months ended 30 June 2005						
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.6
Adoption of IAS 32 and IAS 39	26	-	-	-	35.8	(179.7)
Balance at 1 January 2005		123.9	6.8	7.3	33.8	1,221.9
Changes in valuation of available for sale investments, net of tax	18	-	-	-	29.6	-
Net change in cash flow hedges net of tax	18	-	-	-	(8.7)	-
Net gains not recognised in the income statement		-	-	-	20.9	-
Net profits on disposal transferred to net income	18	-	-	-	(19.0)	-
Profit for the period		-	-	-	-	188.2

Total recognised income and expense for the period		-	-	-	1.9	188.2
Dividends	10	-	-	-	-	(74.7)
Appropriations		-	-	-	-	-
Movement in own shares	17	-	-	-	-	7.4
Balance at 30 June 2005		123.9	6.8	7.3	35.7	1,342.8

NOTES TO THE STATUTORY RESULTS

1. Basis of Preparation

These interim financial statements have been prepared on a basis consistent with International Financial Reporting Standards ("IFRS") in issue that are effective or available for early adoption at the Group's first annual reporting date, 31 December 2005, but do not include all the disclosures in IAS34 on interim reporting, that does not become mandatory until 2007. Based on these IFRS, the Board of Directors have made assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the year ending 31 December 2005. The interim financial statements require management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

The IFRS that will be effective or available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 are subject to change and to the issue of additional interpretation and therefore cannot be determined with certainty. Accordingly, the accounting policies are consistent with those that the directors intend to use in the next annual financial statements. The significant accounting policies are included in Note 22.

2. Underlying Results

Underlying results are reconciled to the IFRS statutory results in the following table.

	Six months to 30 June 2005		
	Profit before taxation	Profit for the period	Profit attributable to equity shareholders
	£m	£m	£m
IFRS statutory results	294.0	207.9	188.2
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 5)	(57.6)	(57.6)	(57.6)
Impact of covenant to The Northern Rock Foundation	2.8	2.8	2.8
Associated			

taxation	-	16.0	16.0
Underlying results	239.2	169.1	149.4

Underlying results include the interest related fair value movements on forward exchange contracts and exclude the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

3. Total Income

	Six months to 30 June 2005	2004	Full Year 2004
	£m	£m	£m
Statutory total income	419.8	340.9	719.2
Adjustment:			
Interest implicit in forward exchange contracts	(24.3)	-	-
Underlying total income	395.5	340.9	719.2
Mean total assets	68,670.3	54,520.1	58,414.7
Mean total assets (underlying)	68,040.7	54,520.1	58,414.7
Mean risk weighted assets	23,355.5	19,868.4	21,336.7
Underlying total income : mean total assets (underlying)	1.16%	1.25%	1.23%
Underlying total income : mean risk weighted assets	3.39%	3.43%	3.37%
Reported total income : mean total assets	1.22%	1.25%	1.23%
Reported total income : mean risk weighted assets	3.59%	3.43%	3.37%

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract. The remainder of the contract is the difference between the full fair value of the contract and the interest element of the contract and represents the currency fair value element of the contract.

The full fair value of foreign exchange contracts, including both the interest and currency elements, is included in "Net hedge ineffectiveness and other unrealised fair value gains and losses" in the statutory results (see note 5).

4. Net Interest Income

	Six months to 30 June 2005	2004	Full Year 2004
	£m	£m	£m
Interest income			
Secured advances	1,524.4	995.9	2,303.4
Other lending	160.0	156.2	323.5
Investment securities and deposits	254.8	155.8	362.5
	1,939.2	1,307.9	2,989.4
Interest expense			
Retail customer accounts	409.5	311.5	689.7
Other deposits and loans	1,126.1	717.3	1,714.5
Subordinated liabilities	27.1	36.7	85.5
Reserve capital instruments	-	9.3	19.8
Tier one notes	7.2	6.1	13.0
Interest expense as reported	1,569.9	1,080.9	2,522.5
Interest implicit in forward foreign exchange contracts	24.3	-	-
Underlying interest expense	1,594.2	1,080.9	2,522.5
Net interest income as reported	369.3	227.0	466.9
Underlying net interest income	345.0	227.0	466.9
Average interest earning assets excluding fair value adjustments	68,723.6	53,238.4	57,071.3
Average interest bearing liabilities excluding fair value adjustments	66,235.6	52,198.9	56,008.9
Interest margin as reported	1.07%	0.85%	0.82%
Interest spread as reported	0.90%	0.77%	0.73%
Underlying interest margin	1.00%	0.85%	0.82%
Underlying interest spread	0.83%	0.77%	0.73%

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. For assets denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument. Average balances have been calculated on a monthly basis.

Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value

adjustments. For assets and liabilities denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument.

Included within interest income is an adjustment of £1.7m with respect to the unwind of the discount included in the impairment allowance under IFRS.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

5. Net Hedge Ineffectiveness and Other Unrealised Fair Value Gains and Losses

	Six months to 30 June 2005	2004	Full Year 2004
	£m	£m	£m
Future fair value movements excluding interest flows on non-hedging derivatives	734.1	-	-
Translation gains and losses on underlying instruments	(732.3)	-	-
	1.8	-	-
Net hedge ineffectiveness excluding interest flows on fair value hedges	31.5	-	-
Net hedge ineffectiveness and other unrealised fair value gains and losses	33.3	-	-
Interest implicit in forward exchange contracts (note 3)	24.3	-	-
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses	57.6	-	-

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency assets and wholesale funding recorded at amortised cost and instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which have been de-designated.

The future fair value movements excluding interest flows on such derivatives are separately identified within "Net hedge effectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the revaluation from foreign currency into sterling. The deemed interest flows on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest flows on fair value hedges represents the difference between changes in the future fair value excluding interest flows of the hedging derivatives and the changes in the future fair value excluding interest flows of the underlying hedged items.

6. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation are as follows:

Six months to 30 June 2005	2004	Full Year 2004

	£m	£m	£m
Staff costs	66.9	56.0	119.6
Other expenses	37.7	37.7	80.5
Depreciation and amortisation	14.3	7.8	18.2
Total operating expenses	118.9	101.5	218.3

The average number of persons employed by the Group was as follows:

	Six months to 30 June 2005	2004	Full Year 2004
Full time	4,429	3,674	3,916
Part time	1,272	1,000	1,064

NOTES TO THE STATUTORY RESULTS (CONTINUED)

7. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 1 January 2004	236.9	(13.2)	108.4	332.1
Amounts charged / paid	165.5	-	46.8	212.3
Released in the period	(182.8)	2.6	(14.7)	(194.9)
Balance at 30 June 2004	219.6	(10.6)	140.5	349.5

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 1 January 2004	236.9	(13.2)	108.4	332.1
Amounts charged / paid	482.5	-	112.5	595.0
Released in the period	(440.1)	5.3	(37.1)	(471.9)
Balance at 31 December 2004	279.3	(7.9)	183.8	455.2

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 31				

December 2004	279.3	(7.9)	183.8	455.2
Adoption of IAS 39	33.5	(230.3)	(29.5)	(226.3)
Balance at 1 January 2005	312.8	(238.2)	154.3	228.9
Amounts charged /paid	268.3	(107.3)	55.4	216.4
Released in the period	(225.5)	76.8	(44.9)	(193.6)
Balance at 30 June 2005	355.6	(268.7)	164.8	251.7

The adoption of IAS 39 adjustment comprises:

	1 January 2005 £m
Reclassified from prepayments and accrued income (note 26a)	(234.2)
Reclassified from accruals and deferred income (note 261)	7.9
	(226.3)

NOTES TO THE STATUTORY RESULTS (CONTINUED)

8. Impairment Losses on Loans and Advances to Customers

	Six months to 30 June 2005	2004	Full Year 2004
	£m	£m	£m
Impairment charge:			
Secured on residential property	(5.2)	3.1	(0.5)
Secured commercial	(6.2)	0.7	0.7
Unsecured	36.9	22.7	48.3
Total impairment charge	25.5	26.5	48.5
% of mean advances to customers	0.09%	0.12%	0.10%

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Impairment allowance:			
Individual			
Secured on residential property	9.9	2.5	3.4
Secured commercial	0.4	2.8	1.0
Unsecured	41.5	32.2	41.4
Total	51.8	37.5	45.8
Collective			
Secured on residential property	16.6	39.9	32.9
Secured commercial	5.4	11.0	11.2
Unsecured	51.2	34.0	37.0

Total	73.2	84.9	81.1
Total impairment allowance	125.0	122.4	126.9
% of period end advances to customers	0.20%	0.26%	0.23%

NOTES TO THE STATUTORY RESULTS (CONTINUED)

9. Residential Mortgage Arrears

	30 June 2005 Cases	30 June 2005 %	30 June 2004 Cases	30 June 2004 %	31 December 2004 Cases	31 December 2004 %
3 - 6 months	1,685	0.27	1,591	0.29	1,695	0.29
Over 6 - 12 months	460	0.07	501	0.09	422	0.07
Over 12 months	10	0.01	49	0.01	18	0.01
Total	2,155	0.35	2,141	0.39	2,135	0.37

10. Dividends

The following tables analyse dividends when paid and the period to which they relate.

	30 June 2005 pence per share	30 June 2004 pence per share	31 December 2004 pence per share
2003 final dividend	-	15.8	15.8
2004 interim dividend	-	-	8.5
2004 final dividend	18.0	-	-
	18.0	15.8	24.3

The proposed interim dividend in respect of 2005 amounts to 9.4 pence per share (£39.2 million). These Interim Results do not reflect this dividend payable.

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
2003 final dividend	-	66.2	66.2
2004 interim dividend	-	-	35.2
2004 final dividend	74.7	-	-
Less paid to ESOP trusts	-	(0.9)	(0.8)
	74.7	65.3	100.6

NOTES TO THE STATUTORY RESULTS (CONTINUED)

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on ordinary activities attributable to equity shareholders (see note 2) are as follows:

Six months to 30 June Full Year

	2005	2004	2004
Weighted average number of shares in issue	413.8m	412.8m	413.0m
Basic EPS	45.5p	34.8p	74.9p
Underlying EPS	36.1p	34.8p	74.9p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of shares in issue	416.9m	415.8m	416.6m
Diluted EPS	45.1p	34.6p	74.3p
Underlying diluted EPS	35.8p	34.6p	74.3p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.1 million (30 June 2004: 3.0 million, 31 December 2004: 3.6 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

12. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each period.

	Six months to 30 June 2005	2004	Full Year 2004
	%	%	%
Type of lending			
Fixed rate (long term - over 2 years)	26	5	8
Fixed rate (short term - up to and including 2 years)	30	37	46
Discount	10	22	16
Cashback	1	1	1
Together	23	28	21
Lifetime	1	2	2
Buy to Let	9	5	6
Type of customer			
First time buyer	21	22	21
Next time buyer	34	38	38
Remortgage	36	35	35
Buy to Let	9	5	6
Geographic spread			
North	15	15	15
Scotland	10	10	10
Midlands	25	24	24
South	50	51	51

13. Loans and Advances to Customers

30 June	30 June	31 December

	2005 £m	2004 £m	2004 £m
Advances secured on residential property not subject to securitisation	25,788.8	21,463.0	27,000.7
Advances secured on residential property subject to securitisation	28,979.7	20,176.0	21,661.1
Advances secured on residential property	54,768.5	41,639.0	48,661.8
Commercial secured advances not subject to securitisation	1,347.5	1,082.1	1,278.1
Commercial secured advances subject to securitisation	200.0	315.3	238.4
Total other secured advances	1,547.5	1,397.4	1,516.5
Unsecured loans not subject to securitisation	4,904.1	3,887.1	4,581.4
Unsecured investment loans	440.3	43.4	9.1
	61,660.4	46,966.9	54,768.8

14. Securitisation

The Group's results include the results and assets and liabilities of securitisation Special Purpose Entities ("SPEs") on a line by line basis. Under UK GAAP the SPEs were incorporated into the financial statements using linked presentation. Following the introduction of IFRS and a change in UK companies legislation, these SPEs are now treated as legal subsidiaries and consolidated on a line by line basis.

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by SPEs from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation and non-recourse finance at 30 June 2005 are as follows:

Securitisation Company	Date of securitisation	Gross assets securitised £m	Non-recourse finance £m
Residential:			
Granite Mortgages 99-1 plc	1 October 1999	89.1	79.8
Granite Mortgages 00-1 plc	1 March 2000	252.0	238.6
Granite Mortgages 00-2 plc	25 September 2000	482.6	411.3
Granite Mortgages 01-1 plc	26 March 2001	747.1	697.3
Granite Mortgages 01-2 plc	28 September 2001	827.6	778.3
Granite Mortgages 02-1 plc	20 March 2002	1,500.2	1,434.0
Granite Mortgages 02-2 plc	23 September 2002	1,861.9	1,785.1
Granite Mortgages 03-1 plc	27 January 2003	2,130.7	2,059.6
Granite Mortgages 03-2 plc	21 May 2003	1,670.5	1,590.6
Granite Mortgages 03-3 plc	24 September 2003	1,584.8	1,492.0
Granite Mortgages 04-1 plc	28 January 2004	2,695.7	2,563.4
Granite Mortgages 04-2 plc	26 May 2004	2,992.0	2,850.5
Granite Mortgages 04-3 plc	22 September 2004	3,564.7	3,428.1
Granite Master Issuer plc	26 January 2005	4,353.9	4,227.5

Granite Master Issuer plc	25 May 2005	4,206.9	4,052.6
		---------	---------
		28,959.7	27,688.7
Retained interest in Granite Trustees Limited		2,196.5	
Less cash deposits held with Northern Rock plc		(1,859.3)	
		---------	---------
Total residential		29,296.9	27,688.7
		---------	---------
Commercial:			
Dolerite Funding No 1 plc	24 June 2002	181.9	162.5
Retained interest in Dolerite Trustees Limited		51.6	
		---------	---------
Total commercial		233.5	162.5
		---------	---------
		---------	---------
Total		29,530.4	27,851.2
		---------	---------

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company retained £20 million from the proceeds of debt issuance to fund this reserve, which is only repayable after full repayment of the notes.

14. Securitisation (continued)

Included within the Interim Results are the following items relating to the SPEs:

Balance sheet	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Advances secured on residential property	26,783.2	18,970.6	20,835.0
Other secured loans	148.4	251.8	186.1
Cash deposits with third parties	350.7	1,052.7	423.9
Debt securities in issue	27,705.5	20,282.5	22,089.9

At 30 June 2005 the SPEs had cash deposits with Northern Rock amounting to £1,859.3m (30 June 2004 - £612.0m, 31 December 2004 - £1,396.0m). This balance is restricted in use to the repayment of the debt securities issued by the SPEs and other legal obligations.

15. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £3,344 million of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock of £1,341 million on 4 May 2004 and £1,025 million on 20 April 2005, which are included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

16. Analysis of Customer Accounts

	30 June 2005	30 June 2004	31 December 2004
	£m	£m	£m
Branch accounts	4,303.8	2,437.4	3,084.4
Postal accounts	8,546.1	6,848.2	7,554.5
Internet accounts	2,182.7	2,693.0	2,503.4
Offshore accounts	2,611.8	2,321.4	2,499.4
Telephone accounts	747.4	1,087.7	896.3
Legal & General branded accounts	616.3	844.3	752.2
Total retail balances	19,008.1	16,232.0	17,290.2
Other customer accounts	2,489.7	2,538.1	3,103.5
	21,497.8	18,770.1	20,393.7

NOTES TO THE STATUTORY RESULTS (CONTINUED)

17. Own Shares

The amounts deducted from the retained earnings in respect of own shares, which are held at cost, are as follows:

	30 June 2005	30 June 2004	31 December 2004
	£m	£m	£m
Own shares in relation to employee share schemes	48.0	52.6	55.3

Movements in the amount deducted from retained earnings in respect of own shares are as follows:

	30 June 2005	30 June 2004	31 December 2004
	£m	£m	£m
At 1 January	55.3	58.2	58.2
Purchases of shares	1.2	2.1	6.0
Use of shares on exercise of employee options and for other employee share plans	(8.5)	(7.7)	(8.9)
	(7.3)	(5.6)	(2.9)
	48.0	52.6	55.3

The credit to retained earnings is as follows:

	30 June 2005	30 June 2004	31 December 2004
	£m	£m	£m
Value of employee services	5.9	4.6	7.9
Cash received on exercise of employee			

options and for other employee share plans	2.7	2.9	3.4
Tax impact of share based payments	-	1.1	3.6
Purchase of shares	(1.2)	(2.1)	(6.0)
	7.4	6.5	8.9

NOTES TO THE STATUTORY RESULTS (CONTINUED)

18. Other Reserves

Other reserves comprise:

	30 June 2005	30 June 2004	31 December 2004
	£m	£m	£m
Revaluation reserve - available-for-sale investments	37.6	-	-
Hedging reserve - cash flow hedges	0.1	-	-
Pension reserve	(2.0)	-	(2.0)
	35.7	-	(2.0)

Movements in reserves are as follows:

Revaluation reserve - available-for-sale investments

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	27.0
Balance at 1 January 2005	27.0
Net gains from changes in fair value	41.9
Deferred income taxes	(12.3)
Net profits on disposal transferred to net income	(27.2)
Deferred income taxes	8.2
Balance at 30 June 2005	37.6

Hedging reserve - cash flow hedges

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	8.8
Balance at 1 January 2005	8.8
Net losses from changes in fair value	(12.4)
Deferred income taxes	3.7
Balance at 30 June 2005	0.1

NOTES TO THE STATUTORY RESULTS (CONTINUED)

19. Capital Structure

30 June 2005	30 June 2004	31 December 2004

	£m	£m	£m
Tier 1			
Share capital	123.9	123.9	123.9
Share premium account	6.8	6.8	6.8
Capital redemption reserve	7.3	7.3	7.3
Retained earnings	1,342.8	1,268.7	1,401.6
Pension scheme deficit	36.0	34.0	34.8
Reserve capital instruments	293.0	277.6	300.0
Tier one notes	219.8	200.0	200.0
Goodwill and intangible assets	(76.4)	(67.6)	(73.1)
Total Tier 1 capital	1,953.2	1,850.7	2,001.3
Upper Tier 2			
Perpetual subordinated debt	736.5	746.4	746.4
Reserve capital instruments	6.3	22.4	--
Collective impairment allowance*	73.2	92.1	83.1
Total Upper Tier 2 capital	816.0	860.9	829.5
Lower Tier 2			
Term subordinated debt	790.2	769.3	769.3
Total Tier 2 capital	1,606.2	1,630.2	1,598.8
Deductions	(526.8)	(299.7)	(374.7)
Total capital	3,032.6	3,181.2	3,225.4
Risk weighted assets	23,680.1	20,094.2	23,030.9
Tier 1 ratio (%)	8.2%	9.2%	8.7%
Total capital (%)	12.8%	15.8%	14.0%

* Previously referred to as general provisions

20. Interim Dividends

Ex dividend date	27 September 2005
Record date	29 September 2005
Payment date	27 October 2005

21. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2004 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 29 July 2005. The report will also be available on the Northern Rock website www.northernrock.co.uk from 8.30am on 28 July 2005.

A presentation of the results will be given by directors on the morning of the results announcement. A web cast of the presentation will be available on the Northern Rock website from 3.00pm on 28 July 2005.

22. Significant Accounting Policies

Set out below are the Group's key accounting policies under IFRS which differ from UK GAAP. As a result of the Group's decision to adopt the IFRS 1 exemption and not restate comparatives for IAS 32 and IAS 39, certain accounting policies will only apply from 1 January 2005 and not to the 2004 comparatives. These policies have been denoted with an asterisk. Accounting policies for these items used in the preparation of the 2004 comparatives are as set out in the 2004 Annual Report and Accounts.

a. Accounting convention *

The Group prepares its accounts under the historical cost convention, except for the revaluation of available-for-sale financial assets, financial assets and liabilities held at fair value through profit and loss and all derivative contracts.

b. Basis of consolidation

The financial information of the Group incorporates the assets, liabilities, and results of Northern Rock plc and its subsidiary undertakings (including Special Purpose Entities). Entities are regarded as subsidiaries where the Group has the power to govern financial and operating policies so as to obtain benefits from their activities. Inter-company transactions and balances are eliminated upon consolidation.

The acquisition method of accounting is used to account for the purchase of subsidiaries.

c. Interest income and expense *

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

d. Fees and commissions *

Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related incremental direct costs) and recognised as an adjustment to the effective interest rate on the loan. Insurance commissions are recognised in the period in which they are earned.

22. Significant Accounting Policies (continued)

e. Financial instruments *

Financial assets can be classified in the following categories: loans and receivables, available-for-sale, held to maturity or financial assets at fair value through profit and loss. Management determines the classification of its investments at initial recognition. The Group measures all of its financial liabilities at amortised cost, other than those instruments which have been designated as part of a hedging relationship (see below).

i. Loans and receivables and financial liabilities at amortised cost

The Group's loans and advances to customers are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, whose recoverability is based solely on the credit risk of the customer and where the Group has no intention of trading the loan. Both loans and receivables and financial liabilities are initially recognised at fair value including direct and incremental transaction costs. Subsequent recognition is at amortised cost using the effective interest method.

ii. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, principally but not exclusively investment securities intended to be held for an indefinite period of time which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at fair value, with changes in fair value being recognised in equity except for impairment losses and translation differences, which are recognised in the income statement. Upon derecognition of the asset, or where there is objective evidence that the investment security is impaired, the cumulative gains and losses recognised in equity are removed from equity and recycled to the income statement.

iii. Held to maturity financial assets

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments that the Group has the ability and intention to hold to maturity. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at amortised cost using the effective interest method.

iv. Financial assets at fair value through profit or loss

A financial asset is classified in this category if it is so designated by management on initial recognition. Derivatives are held at fair value through profit or loss unless they are designated as cash flow hedges. The assets are initially measured at fair value, with transaction costs taken directly to the income statement. Subsequent measurement is at fair value, with changes in fair value included directly in the income statement.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

a. Offsetting financial instruments *

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

b. Sale and repurchase agreements

Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as assets pledged when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell, ('reverse repos'), are recorded as loans and advances to banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

c. Impairment losses on loans and advances to customers *

The Group assesses its financial assets or groups of financial assets for objective evidence of impairment at each balance sheet date. An impairment loss is recognised if, and only if, there is a loss event (or events) that has occurred after initial recognition and before the balance sheet date and has a reliably measurable impact on the estimated future cash flows of the financial assets or groups of financial assets.

i) Assets held at amortised cost

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

a. significant financial difficulty of the issuer or obligor;

b. a breach of contract, such as a default or delinquency in interest or principal repayments;

c. the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d. it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e. the disappearance of an active market for that financial asset because of financial difficulties; or

f. observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of assets since the initial recognition of those assets, although the decrease cannot yet be identified

with the individual financial assets in the portfolio, including:

i. adverse changes in the payment status of borrowers in the portfolio;

ii. national or local economic conditions that correlate with defaults on the assets in the portfolio.

If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

22. Significant Accounting Policies (continued)

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an impairment allowance and the amount of the loss is recognised in the income statement. In future periods the unwind of the discount is recognised within interest income.

When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the customer's credit rating), the previously recognised impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognised in the income statement.

ii) Available-for-sale financial assets

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets are impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated cash flows. The rate used to discount the cash flows is the original effective rate on the available-for-sale financial asset. The amount of the impairment loss is recognised in the income statement. This includes cumulative gains and losses previously recognised in equity which are recycled from equity to the income statement.

i) Derivative financial instruments and hedge accounting *

The Group undertakes transactions in derivative financial instruments, which include currency swaps, interest rate swaps, interest rate caps, forward rate agreements, options, foreign exchange contracts and similar instruments, for non-trading purposes.

The Group's derivative activities are entered into for the purpose of matching or eliminating risk from potential movements in interest and foreign exchange rates inherent in the Group's assets, liabilities and positions. All derivative transactions are for economic hedging purposes and so it is therefore decided at the outset which position the derivative will be hedging. Derivatives are

reviewed regularly for their effectiveness as hedges and corrective action taken, if appropriate. Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted market prices in active markets and where these are not available from valuation techniques including discounted cash flow models and option pricing models. Where derivatives are not designated as part of a hedging relationship, changes in fair value are recorded in the income statement. Where derivatives are designated within hedging relationships, the treatment of the fair value changes depends on the nature of the hedging relationship.

i) Cash flow hedges

A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the income statement in the periods when the hedged item will affect profit and loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the income statement.

22. Significant Accounting Policies (continued)

ii) Fair value hedges

A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the income statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the income statement.

iii) Embedded derivatives

Certain derivatives are embedded within other non-derivative host instruments to create a hybrid instrument. Where the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risk of the host instrument, and where the hybrid instrument is not measured at fair value, the Group separates the embedded derivative from the host instrument and measures it at fair value with the changes in fair value recognised in the income statement.

j) Derecognition of financial assets and liabilities

The Group's policy is to derecognise financial assets only when the contractual right to the cash flows from the financial asset expire. The Group also derecognises financial assets that it transfers to another party provided the transfer of the asset also transfers the right to receive the cash flows of the financial asset. Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but it does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

k) Securitisation transactions

Certain Group companies have issued debt securities in order to finance specific

loans and advances to customers. Both the debt securities in issue and the loans and advances to customers remain on the Group balance sheet within the appropriate balance sheet headings unless:

i) a fully proportional share of all or of specifically identified cash flows have been transferred to the holders of the debt securities, in which case that proportion of the assets are derecognised;

ii) substantially all the risks and rewards associated with the assets have been transferred, in which case the assets are fully derecognised; or

iii) if a significant proportion of the risks and rewards have been transferred, the assets are recognised only to the extent of the Group' continuing involvement.

All transactions previously recognised under UK GAAP on the basis of linked presentation have been recognised by the separate presentation of the gross assets and the related funding.

22. Significant Accounting Policies (continued)

l) Debt and equity securities in issue

Issued securities are classified as liabilities where the contractual arrangements result in the Group having an obligation to deliver either cash or another financial asset to the security holder, or to exchange financial instruments under conditions that are potentially unfavourable to the Group. Issued securities are classified as equity where they meet the definition of equity and confer a residual interest in the Group's assets on the holder of the securities.

Financial liabilities are carried at amortised cost using the effective interest rate (see "interest income and expense"). Equity instruments are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Appropriations to holders of equity securities are deducted from equity, net of any related income tax, as they become irrevocably due to the holders of the securities.

m. Foreign currency translation

The Group's financial statements are presented in sterling, which is the functional currency of the parent company. Items included in the financial statements of each of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the restatement and settlement of such transactions are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Non-monetary items measured at amortised cost and denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are translated at the exchange rate at the date of valuation. Where these are held at fair value through profit and loss, exchange differences are reported as part of the fair value gain or loss. Where they are held as available for sale, exchange differences are reported directly in equity.

n. Share-based payments

Share-based payments are accounted for on a fair value basis. The Group measures the fair value of the Long Term Incentive Plan ("LTIP") using a Monte Carlo simulation model and the fair value of the Save-As-You-Earn scheme and all other share based payment schemes using a Black-Scholes option pricing model. The fair value is recognised in the income statement over the relevant vesting period and adjusted for forfeitures, with the number of shares expected to be forfeited estimated at each balance sheet date prior to the vesting date. The impact of any revisions to estimates is reflected in the income statement, with the corresponding adjustment recognised in equity. The only exception is where the share-based payment has vesting outcomes attached to market based performance conditions such as in the case of the LTIPs. Under these circumstances, the Monte Carlo simulation model takes into account these market based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest in the event that these performance conditions are not met.

In accordance with the transitional provisions of IFRS 2 'Share-based Payments', the Group has only applied the requirements of the standard to equity settled share-based payments granted after 7 November 2002.

22. Significant Accounting Policies (continued)

o) Intangible assets

i. Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of the assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, having been tested for impairment at 31 December 2003. Goodwill written off to reserves under UK GAAP prior to the introduction of FRS 10 "Goodwill and Intangible Assets" in 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

ii. Computer software

Costs incurred in acquiring and developing computer software for internal use are capitalised as intangible assets where the software leads to the creation of an identifiable non-monetary asset and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group from its use for a period of over one year. The software is classified as an intangible asset where it is not an integral part of the related hardware and amortised over its estimated useful life which is generally 3 to 5 years.

Costs associated with maintaining software are expensed as they are incurred.

p) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including cash and non-restricted balances with central banks.

q) Taxation

Income tax payable on taxable profits ('current tax') is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowances is recognised as an asset only to the extent that it is regarded as

recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.

Deferred and current assets and liabilities are only offset when they arise in the same reporting tax group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

22. Significant Accounting Policies (continued)

r) Pensions and employee benefits

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted out, defined benefit section of the scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the defined contribution section of the scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

A full actuarial valuation of the Group's defined benefit section of the scheme is undertaken every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries. For the purpose of these annual updates, scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. Liabilities in the defined benefit section of the scheme are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The resulting net surplus or deficit is included in the Group's balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the scheme.

The Group's income statement includes the current service cost of providing pension benefits, the expected return on the scheme's assets, net of administration costs, and the interest cost on the scheme's liabilities. Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately through the Statement of Changes in Shareholders' Equity.

Past service costs are recognised immediately in the income statement, unless the changes to the Scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight line basis over the average vesting period.

For defined contribution plans, the Company has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

s) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and provision for impairment, as appropriate. Additions and subsequent expenditure are included in the asset's carrying value or are recognised as a separate asset only when they improve the expected future economic benefits to be derived from the asset. All other repairs and maintenance are charged to the income statement in the period in which they are incurred.

22. Significant Accounting Policies (continued)

s) Property, plant and equipment (continued)

Depreciation is provided using the straight line method to allocate costs less residual values over estimated useful lives, as follows;

Freehold property	100 years
Leasehold property	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
- plant	30 years
- furniture	10 years
- other	5 years
Computer equipment	
- PCs	3 years
- other	5 years
Motor vehicles	4 years

Assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the cost of freehold land can be identified separately from buildings, the land value is not depreciated. Fixed assets are subject to impairment testing, if deemed appropriate.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of property, plant and equipment. The costs of financing assets in the course of construction are not included in the costs of the assets.

t) Leases

Operating lease payments are charged to the income statement on a straight line basis unless a different systematic basis is more appropriate. Where an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor in compensation is charged to the income statement in the period in which termination is made.

u) Share capital

i. Share issue costs

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

ii. Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid.

iii. Treasury shares

Where any Group company purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

22. Significant Accounting Policies (continued)

v). Transition to IFRS

The Group's financial statements for the year ending 31 December 2005 will be the first annual financial statements that comply with IFRS. The Group has applied IFRS 1 in preparing these consolidated interim financial statements.

Northern Rock plc's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. The reporting date of these interim consolidated financial statements is 30 June 2005. The Group's IFRS adoption date is 1 January 2005.

In preparing these interim consolidated financial statements in accordance with IFRS 1, the Group has applied the following optional exemptions and mandatory exceptions from full retrospective application of IFRS.

Applicable optional exemptions from full retrospective application elected by the Group

Business combinations

Northern Rock has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

Fair value as deemed cost

Northern Rock has elected to measure certain items of property, plant and equipment at fair values as at 1 January 2004. The application of this exemption is detailed in note 24h.

Employee benefits

Northern Rock has elected to recognise all cumulative actuarial gains and losses on its final salary pension scheme at 1 January 2004.

Exemption from restatement of comparatives for IAS 32 and IAS 39

Northern Rock has elected to apply this exemption, with the exception in regards to the recognition of previously derecognised assets and liabilities of securitisation vehicles and inactive retail accounts in accordance with IFRS 1 paragraph 27A. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 are determined and recognised at 1 January 2005. The adjustments are detailed in note 26.

Designation of financial instruments

Northern Rock reclassified various securities as available for sale investments. The adjustments relating to IAS 32 and IAS 39 at the opening balance sheet date of 1 January 2005, the IAS 32/39 transition date, are detailed in note 26.

Share based transactions

Northern Rock has elected to apply the share based payment exemption. It applies IFRS 2 from 1 January 2004 to those share based payment schemes that were granted after 7 November 2002 but that have not vested by 1 January 2005.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

22. Significant Accounting Policies (continued)

v) Transition to IFRS (continued)

Recognition of financial assets and liabilities

Northern Rock has applied the exemption in IFRS 1 paragraph 27A to financial assets and liabilities of securitisation vehicles and to inactive retail accounts previously derecognised. All such balances previously derecognised under UK GAAP are recognised on the balance sheet at transition date.

Applicable mandatory exceptions from full retrospective application followed by the Group

Hedge accounting

Management has applied the hedge accounting exception from 1 January 2005 only if the hedge relationship meets all the hedge accounting criteria under IAS 39. The application of this exception at the opening balance sheet date of 1 January 2005 is detailed in note 26.

23. Reconciliations Between IFRS and UK GAAP

The following reconciliations provide a quantification of the effect of transition to IFRS.

Summary of Equity

	Note	1 January 2004 £m	30 June 2004 £m	31 Decemb 20
Total equity as reported under UK GAAP		1,339.9	1,451.9	1,541
Restatement of goodwill	24g	-	1.8	3
Reversal of pension prepayment under UK GAAP	24k	(30.6)	(29.8)	(29
Restatement of retirement benefits under IAS 19	24p	(47.3)	(48.5)	(52
Total Pension fund adjustment		(77.9)	(78.3)	(81
Property impairment	24h	3.9	4.7	4
Reinstatement of de-recognised liabilities	241	(51.7)	(51.7)	(51
Dividends	24n	65.3	35.3	74
Recognition of deferred tax in in accordance with IAS 12		23.3	17.7	14
Reversal of deferred tax recognised under UK GAAP	24p	19.0	25.3	31
Total tax effect of above		42.3	43.0	45
Total equity under IFRS		1,321.8	1,406.7	1,537

24. Balance Sheet Reconciliations

1 January 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Assets				
Cash and balances at central banks	24a	11.6	47.2	58.8
Derivative financial instruments		-	-	-
Loans and advances to banks	24b	3,450.2	1,153.2	4,603.4
Loans and advances to customers not subject to securitisation	24c	27,355.8	(27,355.8)	-
Loans and advances to customers subject to securitisation	24d	15,678.7	(15,678.7)	-
Less: non-recourse finance	24e	(14,832.4)	14,832.4	-
		28,202.1	(28,202.1)	-
Loans and advances to customers	24f	-	41,847.4	41,847.4
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,185.5	-	4,185.5
Equity shares and other variable yield securities		410.8	-	410.8
Intangible assets	24g	30.7	30.4	61.1
Property, plant and equipment	24h	179.1	(26.5)	152.6
Deferred income tax asset	24i	-	23.3	23.3
Other assets	24j	76.6	(5.2)	71.4
Prepayments and accrued income	24k	564.8	(30.6)	534.2
Total assets		37,111.4	14,837.1	51,948.5
Liabilities				
Deposits by banks		1,461.5	-	1,461.5
Customer accounts	24l	18,797.3	51.7	18,849.0
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes	24m	-	14,868.3	14,868.3
Covered bonds		-	-	-
Other	24m	13,060.1	(3.6)	13,056.5
Other liabilities	24n	285.0	(203.3)	81.7
Current taxation liabilities		53.8	-	53.8
Accruals and deferred income	24o	475.3	113.8	589.1
Provisions for				

liabilities and charges	24p	19.0	28.3	47.3
Subordinated liabilities		1,119.5	-	1,119.5
Reserve capital instruments		300.0	-	300.0
Tier one notes		200.0	-	200.0
		35,771.5	14,855.2	50,626.7

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

1 January 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves	24q	-	-	-
Retained earnings		1,201.9	(18.1)	1,183.8
Total equity attributable to equity shareholders	23	1,339.9	(18.1)	1,321.8
Non shareholders' funds				
Reserve capital instruments		-	-	-
Subordinated notes		-	-	-
Total non shareholders' funds		-	-	-
Total equity		1,339.9	(18.1)	1,321.8
Total equity and liabilities		37,111.4	14,837.1	51,948.5

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

30 June 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Assets				
Cash and balances at central banks	24a	7.7	49.2	56.9
Derivative financial instruments		-	-	-
Loans and advances to banks	24b	3,339.6	1,003.5	4,343.1

Loans and advances to customers not subject to securitisation	24c	26,475.6	(26,475.6)	-
Loans and advances to customers subject to securitisation	24d	21,535.2	(21,535.2)	-
Less: non-recourse finance	24e	(20,267.5)	20,267.5	-
		27,743.3	(27,743.3)	-
Loans and advances to customers	24f	-	46,966.9	46,966.9
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,320.7	-	4,320.7
Equity shares and other variable yield securities		500.7	-	500.7
Intangible assets	24g	28.9	38.7	67.6
Property, plant and equipment	24h	198.0	(32.2)	165.8
Deferred income tax asset	24i	-	17.7	17.7
Other assets	24j	63.5	(0.8)	62.7
Prepayments and accrued income	24k	614.9	(25.3)	589.6
Total assets		36,817.3	20,274.4	57,091.7
Liabilities				
Deposits by banks		1,586.5	-	1,586.5
Customer accounts	24l	18,718.4	51.7	18,770.1
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes	24m	-	20,282.5	20,282.5
Covered bonds	24m	1,340.8	(1.8)	1,339.0
Other	24m	10,935.4	0.2	10,935.6
Other liabilities	24n	263.4	(176.4)	87.0
Current taxation liabilities		57.7	-	57.7
Accruals and deferred income	24o	422.2	140.2	562.4
Provisions for liabilities and charges	24p	25.3	23.2	48.5
Subordinated liabilities		1,515.7	-	1,515.7
Reserve capital instruments		300.0	-	300.0
Tier one notes		200.0	-	200.0
		35,365.4	20,319.6	55,685.0

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

30 June 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m

Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves	24q	-	-	-
Retained earnings		1,313.9	(45.2)	1,268.7
Total equity attributable to equity shareholders	23	1,451.9	(45.2)	1,406.7
Non shareholders' funds				
Reserve capital instruments		-	-	-
Subordinated notes		-	-	-
Total non shareholders' funds		-	-	-
Total equity		1,451.9	(45.2)	1,406.7
Total equity and liabilities		36,817.3	20,274.4	57,091.7

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

31 December 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Assets				
Cash and balances at central banks	24a	10.2	55.1	65.3
Derivative financial instruments		-	-	-
Loans and advances to banks	24b	3,305.4	368.8	3,674.2
Loans and advances to customers not subject to securitisation	24c	32,869.3	(32,869.3)	-
Loans and advances to customers subject to securitisation	24d	22,339.2	(22,339.2)	-
Less: non-recourse finance	24e	(22,103.7)	22,103.7	-
		33,104.8	(33,104.8)	-
Loans and advances to customers	24f	-	54,768.8	54,768.8
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,742.2	-	4,742.2

Equity shares and other variable yield securities		575.6	-	575.6
Intangible assets	24g	27.1	46.0	73.1
Property, plant and equipment	24h	208.2	(37.7)	170.5
Deferred income tax asset	24i	-	14.1	14.1
Other assets	24j	69.6	8.6	78.2
Prepayments and accrued income	24k	746.9	(28.0)	718.9
Total assets		42,790.0	22,090.9	64,880.9
Liabilities				
Deposits by banks		1,201.6	-	1,201.6
Customer accounts	24l	20,342.0	51.7	20,393.7
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes	24m	-	22,089.9	22,089.9
Covered bonds	24m	1,340.8	(1.8)	1,339.0
Other	24m	15,440.8	(5.5)	15,435.3
Other liabilities	24n	275.6	(199.5)	76.1
Current taxation liabilities		60.0	-	60.0
Accruals and deferred income	24o	539.8	139.7	679.5
Provisions for liabilities and charges	24p	31.8	20.7	52.5
Subordinated liabilities		1,515.7	-	1,515.7
Reserve capital instruments		300.0	-	300.0
Tier one notes		200.0	-	200.0
		41,248.1	22,095.2	63,343.3

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

31 December 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves	24q	-	(2.0)	(2.0)
Retained earnings		1,403.9	(2.3)	1,401.6
Total equity attributable to equity shareholders	23	1,541.9	(4.3)	1,537.6

Non shareholders' funds

Reserve capital instruments	-	-	-
Subordinated notes	-	-	-
Total non shareholders' funds	-	-	-
Total equity	1,541.9	(4.3)	1,537.6
Total equity and liabilities	42,790.0	22,090.9	64,880.9

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS

The following explains the material balance sheet adjustments.

a. Cash and balances at central banks

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of Cash Ratio Deposit held with Bank of England and Central Bank of Ireland	47.2	49.2	55.1

The Group has reclassified the Cash Ratio Deposit held with the Bank of England and Central Bank of Ireland from loans and advances to banks to cash and balances at central banks.

b. Loans and advances to banks

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of Cash Ratio Deposit held with Bank of England and Central Bank of Ireland	(47.2)	(49.2)	(55.1)
Reclassification of securitisation vehicle balance sheets	1,200.4	1,052.7	423.9
Total impact - increase in loans and advances to banks	1,153.2	1,003.5	368.8

The Group has reclassified the cash ratio deposit held with the Bank of England and Central Bank of Ireland from loans and advances to banks to cash and balances at central banks. In addition, cash held by the securitisation vehicles has been reclassified as loans and advances to banks.

c. Loans and advances not subject to securitisation

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m

Reclassification of loans and advances not subject to securitisation	(27,355.8)	(26,475.6)	(32,869.3)

The Group has reclassified loans and advances to customers not subject to securitisation as loans and advances to customers.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS (continued)

d. Loans and advances subject to securitisation

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	(15,678.7)	(21,535.2)	(22,339.2)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. This results in the reclassification of loans and advances subject to securitisation.

e. Non-recourse finance

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	14,832.4	20,267.5	22,103.7

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. Non-recourse finance, shown as a deduction from loans and advances to customers under UK GAAP is included in debt securities in issue under IFRS.

f. Loans and advances to customers

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of loans and advances not subject to securitisation	27,355.8	26,475.6	32,869.3
Reclassification of loans and advances subject to securitisation	14,491.6	20,491.3	21,899.5
Total impact - increase in loans and advances to customers	41,847.4	46,966.9	54,768.8

g. Intangible assets

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m

Reclassification of computer software as intangible asset	30.4	36.9	42.4
Reversal of goodwill amortisation	-	1.8	3.6
Total impact - increase in intangible asset	30.4	38.7	46.0

In accordance with IAS 38, computer software has been reclassified from property, plant and equipment to intangible fixed assets. Under IFRS goodwill is not amortised, but is subject to annual impairment reviews.

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS (continued)

h. Property, plant and equipment

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of computer software as intangible asset	(30.4)	(36.9)	(42.4)
Restatement of properties to fair value	3.9	4.7	4.7
Total impact - decrease in property, plant and equipment	(26.5)	(32.2)	(37.7)

In accordance with IAS 38, computer software has been reclassified from Property, Plant and Equipment to intangible fixed assets.

Management has applied the fair value as deemed cost exemption in respect of various properties.

i. Deferred income tax asset

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Impact of recognising deferred tax in accordance with IAS 12	23.3	17.7	14.1

The Group has recalculated deferred tax in accordance with IAS 12. IAS 12 allows a net presentation of deferred tax assets and liabilities only when certain criteria are met. This adjustment recognises the gross presentation required by IAS 12.

j. Other assets

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	(5.2)	(0.8)	8.6

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS (continued)

k. Prepayments and accrued income

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reversal of pension prepayment under UK GAAP	(30.6)	(29.8)	(29.0)
Reclassification of securitisation vehicle balance sheets	-	4.5	1.0
Total impact - decrease in prepayments and accrued income	(30.6)	(25.3)	(28.0)

Under UK GAAP there is a SSAP 24 prepayment in relation to the defined benefit section of the pension scheme. Under IAS 19 the basis of accounting for pension schemes is fundamentally different and the prepayment is no longer applicable.

l. Customer accounts

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Restatement of derecognised liabilities	51.7	51.7	51.7

Previously derecognised liabilities have been restated on the balance sheet to the extent that the liability has not been contractually discharged.

m. Debt securities in issue

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of debt securities issued by securitisation vehicles	14,868.3	20,282.5	22,089.9
Reclassification of issue costs	(3.6)	(1.6)	(7.3)
Total impact - increase in debt securities in issue	14,864.7	20,280.9	22,082.6

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. Non-recourse finance, shown as a deduction from loans and advances to customers under UK GAAP is included in debt securities in issue under IFRS.

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS (continued)

n. Other liabilities

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Restatement of dividends in accordance with IAS 10	(65.3)	(35.3)	(74.7)
Reclassification of securitisation vehicle balance sheets	(138.0)	(141.1)	(124.8)
Total impact - decrease in other liabilities	(203.3)	(176.4)	(199.5)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. IAS 10 requires that dividends are not accrued until they are approved.

o. Accruals and deferred income

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	113.8	140.2	139.7

IFRS requires the consolidation of securitisation vehicles, compared with linked presentation under UK GAAP.

p. Provisions for liabilities and charges

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reversal of deferred tax recognised under UK GAAP	(19.0)	(25.3)	(31.8)
Restatement of retirement benefits obligations under IAS 19	47.3	48.5	52.5
Total impact - increase in provisions for liabilities and charges	28.3	23.2	20.7

IAS 19 requires that retirement benefit obligations in the defined benefit section of the pension scheme are included in the Group balance sheet.

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS (continued)

q. Other reserves

	1 January 2004	30 June 2004	31 December 2004

	£m	£m	£m
Treatment of actuarial gains and losses on pension scheme	-	-	(2.8)
Tax effect of above	-	-	0.8
Total impact - decrease in other reserves	-	-	(2.0)

Under IAS 19 actuarial gains and losses on the pension scheme are recorded in equity.

25. Reconciliation of Profit

Six months ended 30 June 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Interest and similar income	25a	912.0	395.9	1,307.9
Interest expense and similar charges	25a	(685.0)	(395.9)	(1,080.9)
Net interest income		227.0	-	227.0
Fee and commission income	25b	128.9	5.9	134.8
Fee and commission expense	25b	(24.9)	(2.1)	(27.0)
Other operating income	25c	9.4	(3.3)	6.1
		113.4	0.5	113.9
Total income		340.4	0.5	340.9
Administrative expenses		(94.7)	1.0	(93.7)
Depreciation and amortisation		(10.4)	2.6	(7.8)
Covenant to The Northern Rock Foundation		(10.0)	-	(10.0)
Operating expenses	25d	(115.1)	3.6	(111.5)
Impairment losses on loans and advances	25e	(24.3)	(2.2)	(26.5)
Impairment of fixed asset investments		(0.7)	-	(0.7)
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	-	-	-
Profit before taxation		200.3	1.9	202.2
Income tax expense	25f	(58.1)	(0.4)	(58.5)

Profit for the period		142.2	1.5	143.7
Represented by:				
Appropriations		-	-	-
Profit for the period attributable to equity shareholders		142.2	1.5	143.7
Total		142.2	1.5	143.7

NOTES TO THE STATUTORY RESULTS (CONTINUED)

25. Reconciliation of Profit (continued)

Year ended 31 December 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Interest and similar income	25a	2,035.5	953.9	2,989.4
Interest expense and similar charges	25a	(1,568.6)	(953.9)	(2,522.5)
Net interest income		466.9	-	466.9
Fee and commission income	25b	292.6	12.5	305.1
Fee and commission expense	25b	(60.1)	(4.4)	(64.5)
Other operating income	25c	31.5	(19.8)	11.7
		264.0	(11.7)	252.3
Total income		730.9	(11.7)	719.2
Administrative expenses		(203.5)	3.4	(200.1)
Depreciation and amortisation		(22.6)	4.4	(18.2)
Covenant to The Northern Rock Foundation		(21.6)	-	(21.6)
Operating expenses	25d	(247.7)	7.8	(239.9)
Impairment losses on loans and advances	25e	(56.5)	8.0	(48.5)
Impairment of fixed asset investments		4.5	-	4.5
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	-	-	-
Profit before taxation		431.2	4.1	435.3

Income tax expense	25f	(125.0)	(0.8)	(125.8)
Profit for the period		306.2	3.3	309.5
Represented by:				
Appropriations		-	-	-
Profit for the period attributable to equity shareholders		306.2	3.3	309.5
Total		306.2	3.3	309.5

NOTES TO THE STATUTORY RESULTS (CONTINUED)

25. Reconciliation of Profit (continued)

Explanation of the effect of the transition to IFRS

The following explains the material adjustments to the income statement.

a. Interest and similar income and interest expense and similar charges

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	395.9	953.9

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

b. Fee and commission income and expense

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Reallocation of fees and commissions (25d)	(2.1)	(4.4)
Consolidation of Special Purpose Entities on a line by line basis	5.9	12.5
Total impact - increase in fee and commission income and expense	3.8	8.1

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

c. Other operating income

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities		

on a line by line basis	(3.3)	(19.8)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

25. Reconciliation of Profit (continued)

Explanation of the effect of the transition to IFRS (continued)

NOTES TO THE STATUTORY RESULTS (CONTINUED)

d. Operating expenses

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Calculation of pension cost in accordance with IAS 19	(0.4)	(0.8)
Calculation of share based payments in accordance with IFRS 2	(0.3)	0.5
Consolidation of Special Purpose Entities on a line by line basis	(0.4)	(0.7)
Reallocation of fees and commissions (25b)	2.1	4.4
Reversal of property impairment provision	0.8	0.8
Reversal of goodwill amortisation charge	1.8	3.6
Total impact - decrease in operating expenses	3.6	7.8

e. Impairment losses on loans and advances

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	(2.2)	8.0

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

f. Tax on profit on ordinary activities

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Tax effect of IFRS adjustments	(0.4)	(0.8)

NOTES TO THE STATUTORY RESULTS (CONTINUED)

26. Balance Sheet Reconciliation as at 1 January 2005

Note	IFRS 31 December 2004	Effect of adoption of IAS 32 and	IFRS 1 January 2005

			IAS 39	
		£m	£m	£m
Assets				
Cash and balances at central banks		65.3	-	65.3
Derivative financial instruments	26e	-	892.6	892.6
Loans and advances to banks		3,674.2	-	3,674.2
Loans and advances to customers not subject to securitisation		-	-	-
Loans and advances to customers subject to securitisation		-	-	-
Less: non-recourse finance		-	-	-
		-	-	-
Loans and advances to customers	26a	54,768.8	662.6	55,431.4
Available for sale securities				
Investment securities	26b	-	4,966.1	4,966.1
Debt securities	26c	4,742.2	(4,742.2)	-
Equity shares and other variable yield securities	26d	575.6	(575.6)	-
Intangible assets		73.1	-	73.1
Property, plant and equipment		170.5	-	170.5
Deferred income tax asset	26f	14.1	62.1	76.2
Other assets	26g	78.2	(15.8)	62.4
Prepayments and accrued income	26h	718.9	(476.5)	242.4
Total assets		64,880.9	773.3	65,654.2
Liabilities				
Deposits by banks		1,201.6	-	1,201.6
Customer accounts	26i	20,393.7	(13.5)	20,380.2
Derivative financial instruments	26k	-	2,050.7	2,050.7
Debt securities in issue				
Securitised notes	26j	22,089.9	(1,066.8)	21,023.1
Covered bonds	26j	1,339.0	89.1	1,428.1
Other	26j	15,435.3	(253.6)	1,5181.7
Other liabilities		76.1	-	76.1
Current taxation liabilities		60.0	-	60.0
Accruals and				

deferred income	26l	679.5	106.4	785.9
Provisions for liabilities and charges		52.5	-	52.5
Subordinated liabilities	26m	1,515.7	(738.5)	777.2
Reserve capital instruments	26n	300.0	(300.0)	-
Tier one notes	26q	200.0	7.6	207.6
		63,343.3	(118.6)	63,224.7

NOTES TO THE STATUTORY RESULTS (CONTINUED)

26. Balance Sheet Reconciliation as at 1 January 2005

	Note	IFRS 31 December 2004 £m	Effect of adoption of IAS 32 and IAS 39 £m	IFRS 1 January 2005 £m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves	26o	(2.0)	35.8	33.8
Retained earnings		1,401.6	(179.7)	1,221.9
Total equity attributable to equity shareholders		1,537.6	(143.9)	1,393.7
Non shareholders' funds				
Reserve capital instruments		-	299.3	299.3
Subordinated notes		-	736.5	736.5
Total non shareholders' funds	26p	-	1,035.8	1,035.8
Total equity		1,537.6	891.9	2,429.5
Total equity and liabilities		64,880.9	773.3	65,654.2

NOTES TO THE STATUTORY RESULTS (CONTINUED)

26. Balance Sheet Reconciliation as at 1 January 2005 (continued)

Explanation of the effect of adoption of IAS 32 and IAS39 with effect from 1 January 2005

The following explains the material balance sheet adjustments.

a. Loans and advances to customers

1 January 2005

	£m
Impact of effective interest rate adjustment	(234.2)
Reclassification from prepayments and accrued income in relation to effective interest rate adjustment	433.0
Reclassification of financial instruments on introduction of IAS 39 and impact of fair valuing derivatives	460.5
Impact of discounting on impairment allowance	3.3
Total impact - increase in loans and advances to customers	662.6

In accordance with IAS 39 the interest rate is adjusted to reflect the rate that exactly discounts expected future cash payments or receipts through the expected life of the financial instrument to its net carrying amount. This adjustment includes all fees and interest paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

In accordance with IAS 39, impairment allowances represent the difference between the carrying value of an asset and discounted expected cash flows.

b) Investment securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	4,966.1

c) Debt securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	(4,742.2)

d) Equity shares and other variable yield securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	(575.6)

26. Balance Sheet Reconciliation as at 1 January 2005 (continued)

e) Derivative financial instruments

	1 January 2005 £m
Valuation of derivative financial instruments	892.6

f) Deferred income tax

	1 January 2005 £m
Deferred tax effect of IAS 32 and IAS 39 adjustments	62.1

g) Other assets

	1 January 2005 £m
Impact of fair valuing derivatives	(15.8)

h) Prepayments and accrued income

	1 January 2005 £m
Reclassification of opening balances to loans and advances to customers in relation to effective interest rate adjustment	(463.2)
Impact of effective interest rate adjustment reclassified to loans and advances to customers	30.2
Impact of fair valuing derivatives	(43.5)
Total impact - decrease in prepayments and accrued income	(476.5)

i). Customer accounts

	1 January 2005 £m
Impact of fair valuing derivatives	(13.5)

j) Debt securities in issue

	1 January 2005 £m
Impact of fair valuing derivatives	(1,231.3)

26. Balance Sheet Reconciliation as at 1 January 2005 (continued)

k) Derivative financial instruments

	1 January 2005 £m
Valuation of derivative financial instruments	2,050.7

l) Accruals and deferred income

	1 January 2005 £m
Impact of effective interest rate adjustment	(7.9)
Reversal of reserve capital instruments and subordinated liabilities coupon payment accrual in accordance with IAS 32 and IAS 10	(14.3)
Impact of fair valuing derivatives	128.6
Total impact - increase in accruals and deferred income	106.4

m) Subordinated liabilities

	1 January 2005 £m
Transfer to non shareholders' equity	(746.4)
Impact of fair valuing derivatives	7.9
Total impact - decrease in subordinated liabilities	(738.5)

In accordance with the requirements of IAS 32 certain subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

n) Reserve capital instruments

	1 January 2005 £m
Transfer to non shareholders' funds	(300.0)

In accordance with the requirements of IAS 32 reserve capital instruments are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

26. Balance Sheet Reconciliation as at 1 January 2005 (continued)

o) Other reserves

	1 January 2005 £m
Available for sale reserve	38.4
Cash flow hedge reserve	12.5
Tax impact of items credited directly to equity	(15.1)
Total impact - increase in other reserves	35.8

p) Non shareholders' equity

	1 January 2005 £m
Transfer from subordinated liabilities	736.5
Transfer from reserve capital instruments	299.3
Total impact - increase in non shareholders' equity	1,035.8

q) Tier one notes

	1 January 2005 £m
Impact of fair valuing derivatives	7.6

Independent review report to Northern Rock plc

Introduction

We have been instructed by Northern Rock plc to review the financial information for the six months ended 30 June 2005 which comprises the consolidated interim balance sheet as at 30 June 2005, the related consolidated interim statements of income, cash flows and changes in equity for the six months then ended, and the related notes to the financial information including the reconciliations between IFRS and UK GAAP and the accounting policies. The proforma financial information given in the proforma section and referred to in the statutory highlights, operational review and statutory financial highlights sections does not form part of this review and in producing this report, we do not accept or assume any review responsibility for the proforma financial information.

We have read the other information contained in the statutory highlights, operational review, statutory financial highlights and the proforma section of the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the Directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the Directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with International Financial Reporting Standards. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical

procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers LLP — Newcastle upon Tyne
Chartered Accountants — 28 July 2005

Notes:

a) The maintenance and integrity of the Northern Rock plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Northern Rock PLC
TIDM	NRK
Headline	Interim Results - Part 3
Released	07:00 28-Jul-05
Number	3931P

northern rock

RNS Number:3931P
Northern Rock PLC
28 July 2005

Page 76

NORTHERN ROCK PLC

INTERIM RESULTS

6 MONTHS ENDED 30 JUNE 2005

PROFORMA INFORMATION

In order to aid comparability of the 2005 results with those of 2004, the following pages show the 2004 results on a proforma basis, incorporating to the extent described in detail on page 85, the impact of IFRS. The proforma results include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity.

The 2005 statutory results include the full effects of the introduction of fair value and hedge accounting following the introduction of IAS 32 and IAS 39 with effect from 1 January 2005. Certain elements of the results for 2005 are also presented excluding the effects of fair value volatility and hedge ineffectiveness to provide a clearer representation of the underlying performance of the Group.

Page 77

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Page 78

FINANCIAL HIGHLIGHTS - PROFORMA

Key Performance Figures	Six months to 30 June 2005 Proforma £m	Six months to 30 June 2005 Underlying £m	Six months to 30 June 2004 Proforma £m	Full Year 2004 Proforma £m
Gross lending	11,543	11,543	10,055	23,342
Net lending	5,965	5,965	5,091	12,932
Net retail funding	1,716	1,716	(163)	896
Securitisation issues	8,558	8,558	7,122	11,122
Covered bond issue	1,025	1,025	1,341	1,341
Net non-retail	(2,245)	(2,245)	(1,916)	2,770

funding

Key Ratios - Balance Sheet	%	%	%	%
Balance sheet growth	12.0	10.0	9.9	24.9
Growth in risk weighted assets	4.0	4.0	2.3	17.1
Total capital ratio	12.8	12.8	15.4	13.5
Tier 1 ratio	8.2	8.2	8.6	8.0

Key Ratios - Income and Expense	%	%	%	%
Total income : mean risk weighted assets	3.62	3.41	3.56	3.43
Interest margin	1.07	1.00	1.12	1.0
Cost to income ratio	28.3	30.1	28.8	29.9
Cost to mean asset ratio	0.35	0.35	0.37	0.37
Impairment charge as % of mean advances to customers	0.09	0.09	0.12	0.10
Pre tax profit growth	39.2	13.3	n/a	n/a
Effective tax rate	29.3	29.3	29.0	28.9
Post tax profit growth	38.6	12.7	n/a	n/a
Attributable profit growth	39.3	10.6	n/a	n/a
Post tax return on mean equity	25.9	20.6	21.6	20.9
Post tax return on mean risk weighted assets	1.62	1.29	1.37	1.29
Post tax return on mean assets	0.55	0.44	0.50	0.47

Shareholder Information	p/share	p/share	p/share	p/share
Earnings per share	45.5	36.1	32.7	65.7
Growth in earnings per share (%)	39.1	10.4	n/a	n/a
Dividend per share	18.0	18.0	15.8	24.3
Growth in dividend per share (%)	13.9	13.9	15.3	14.6

Notes

1. 2005 underlying ratios are based upon underlying results (note 2), underlying total income (note 3) and underlying net interest income (note 4).

2. 2004 ratios have been restated to reflect the impact of IFRS. Profit growth ratios for 2004 have not been calculated as 2003 results have not been restated under IFRS.

3. Balance sheet growth in 2005 represents the growth in balance sheet assets between 31 December 2004 and 30 June 2005. Underlying balance sheet growth excludes the impact of fair value adjustments.

4. Post tax returns are calculated by reference to profit attributable to equity shareholders.

FINANCIAL INFORMATION

PROFORMA CONSOLIDATED INCOME STATEMENT

	Note	Six months to 30 June 2005 (Unaudited) £m	2004 (Unaudited) £m	Full Year 2004 (Unaudited) £m
Interest and similar income		1,939.2	1,346.4	3,074.3
Interest expense and similar charges		(1,569.9)	(1,047.1)	(2,461.6)
Net interest income	4	369.3	299.3	612.7
Fee and commission income		63.4	57.5	127.7
Fee and commission expense		(13.5)	(8.0)	(17.1)
Other operating income		0.6	0.9	1.2
		50.5	50.4	111.8
Total income	3	419.8	349.7	724.5
Administrative expenses		(104.6)	(93.0)	(198.7)
Depreciation and amortisation		(14.3)	(7.8)	(18.2)
Covenant to The Northern Rock Foundation		(14.7)	(10.5)	(22.1)
Operating expenses	6	(133.6)	(111.3)	(239.0)
Impairment losses on loans and advances	8	(25.5)	(26.5)	(48.5)
Impairment of fixed asset investments		-	(0.7)	4.5
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	33.3	-	-
Profit before taxation		294.0	211.2	441.5
Income tax expense		(86.1)	(61.2)	(127.7)
Profit for the period		207.9	150.0	313.8

Represented by:				
Appropriations		19.7	14.9	42.6
Profit for the period attributable to equity shareholders		188.2	135.1	271.2
Total		207.9	150.0	313.8
Earnings per share	11			
Basic earnings per share				
Proforma		45.5p	32.7p	65.7p
Underlying		36.1p	32.7p	65.7p
Diluted earnings per share				
Proforma		45.1p	32.5p	65.1p
Underlying		35.8p	32.5p	65.1p

Details of dividends are set out in note 10.

PROFORMA CONSOLIDATED BALANCE SHEET

	Note	30 June 2005 (Unaudited) £m	30 June 2004 (Unaudited) £m	31 December 2004 (Unaudited) £m
Assets				
Cash and balances at central banks		70.7	56.9	65.3
Derivative financial instruments		911.5	-	-
Loans and advances to banks		3,716.6	4,343.1	3,674.2
Loans and advances to customers	13	61,660.4	47,100.4	54,967.6
Available for sale securities				
Investment securities		5,623.0	-	-
Debt securities		-	4,320.7	4,742.2
Equity shares and other variable yield securities		-	500.7	575.6
Intangible assets		76.4	67.6	73.1
Property, plant and equipment		174.9	165.8	170.5
Deferred income tax asset		74.5	68.7	77.9
Other assets		50.6	62.7	78.2
Prepayments and accrued income		101.0	249.2	285.9
Total assets		72,459.6	56,935.8	64,710.5
Liabilities				
Deposits by banks		1,471.3	1,586.5	1,201.6

Customers accounts	16	21,497.8	18,770.1	20,393.7
Derivative financial instruments		1,390.2	-	-
Debt securities in issue				
Securitised notes	14	27,705.5	20,282.5	22,089.9
Covered bonds	15	2,430.2	1,339.0	1,339.0
Other		13,558.5	10,935.6	15,435.3
Other liabilities		113.7	87.5	76.6
Current taxation liabilities		83.4	57.7	60.0
Accruals and deferred income		592.6	525.0	657.3
Provisions for liabilities and charges		54.1	48.5	52.5
Subordinated liabilities		790.2	769.3	769.3
Reserve capital instruments		-	-	-
Tier one notes		219.8	200.0	200.0
		69,907.3	54,601.7	62,275.2
Equity				
Shareholders' funds				
Called up share capital		123.9	123.9	123.9
Share premium account		6.8	6.8	6.8
Capital redemption reserve		7.3	7.3	7.3
Other reserves	18	35.7	-	(2.0)
Retained earnings		1,342.8	1,149.7	1,252.9
Total equity attributable to equity shareholders		1,516.5	1,287.7	1,388.9
Non shareholders' funds				
Reserve capital instruments		299.3	300.0	300.0
Subordinated notes		736.5	746.4	746.4
Total non shareholders' funds		1,035.8	1,046.4	1,046.4
Total equity		2,552.3	2,334.1	2,435.3
Total equity and liabilities		72,459.6	56,935.8	64,710.5

PROFORMA CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Called up share capital £m	Share Premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	s
Changes in equity for the six months ended 30 June 2004							
Balance at 1 January 2004		123.9	6.8	7.3	-	1,183.8	

Proforma adoption of IAS 32 and IAS 39	21	-	-	-	-	(110.4)
Restated balance at 1 January 2004		123.9	6.8	7.3	-	1,073.4
Profit for the period		-	-	-	-	135.1
Total recognised income and expense for the period		-	-	-	-	135.1
Dividends	10	-	-	-	-	(65.3)
Appropriations		-	-	-	-	-
Issue of non shareholders' funds		-	-	-	-	-
Movement in own shares	17	-	-	-	-	6.5
Balance at 30 June 2004		123.9	6.8	7.3	-	1,149.7

PROFORMA CONSOLIDATED STATEMENT OF CHANGE

	Note	Called up share capital £m	Share Premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m
Changes in equity for the year ended 31 December 2004						
Balance at 1 January 2004		123.9	6.8	7.3	-	1,183.8
Proforma adoption of IAS 32 and IAS 39	21	-	-	-	-	(110.4)
Restated balance at 1 January 2004		123.9	6.8	7.3	-	1,073.4
Profit for the year		-	-	-	-	271.2
Total recognised income and expense for the period		-	-	-	-	271.2
Dividends	10	-	-	-	-	100.6)
Appropriations		-	-	-	-	-
Issue of non shareholders' funds		-	-	-	-	-
Movement in own shares	17	-	-	-	-	8.9
Pension fund		-	-	-	(2.0)	-
Balance at 31						

December 2004		123.9	6.8	7.3	(2.0)	1,252.9

PROFORMA CONSOLIDATED STATEMENT OF CHANGES

	Note	Called up share capital £m	Share Premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m
Changes in equity for the six months ended 30 June 2005						
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,252.9
Additional statutory adjustments		-	-	-	35.8	(31.0)
Balance at 1 January 2005		123.9	6.8	7.3	33.8	1,221.9
Changes in valuation of available for sale investments, net of tax	18	-	-	-	29.6	-
Net change in cash flow hedges net of tax	18	-	-	-	(8.7)	-
Net gains not recognised in the income statement		-	-	-	20.9	-
Net profits on disposal transferred to net income	18	-	-	-	(19.0)	-
Profit for the period		-	-	-	-	188.2
Total recognised income and expense for the period		-	-	-	1.9	188.2
Dividends	10	-	-	-	-	(74.7)
Appropriations		-	-	-	-	-
Movement in own shares	17	-	-	-	-	7.4
Balance at 30 June 2005		123.9	6.8	7.3	35.7	1,342.8

NOTES TO THE PROFORMA RESULTS

1. Basis of Preparation

To enable a more meaningful presentation of results, in addition to the statutory comparatives for the interim and full year 2004 accounts, proforma comparatives have been prepared and are set out on pages 76 to 112. These show how the 2004 results would have looked, assuming the full application of IAS 32, and the application of IAS 39 excluding the fair value accounting volatility. The Group has not shown the full impacts from all the IAS 39 accounting rules as hedges and financial assets to be fair valued were only designated and documented from 1 January 2005.

2. Underlying Results

Underlying results are reconciled to the reported results in the following table.

	Six months to 30 June 2005		
	Profit before taxation	Profit for the period	Profit attributable to equity shareholders
	£m	£m	£m
Reported results	294.0	207.9	188.2
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 5)	(57.6)	(57.6)	(57.6)
Impact of covenant to The Northern Rock Foundation	2.8	2.8	2.8
Associated taxation	-	16.0	16.0
Underlying results	239.2	169.1	149.4

Underlying results include the interest related fair value movements on forward exchange contracts and exclude the accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and osses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

3. Total Income

	Six months to 30 June 2005	Six months to 30 June 2004	Full Year 2004
	£m	£m	£m
Reported total income	419.8	349.7	724.5
Adjustment:			
Interest implicit in forward exchange contracts	(24.3)	-	-

Underlying total income	395.5	349.7	724.5
Mean total assets	68,585.1	54,373.2	58,260.6
Mean total assets (underlying)	67,955.5	54,373.2	58,260.6
Mean risk weighted assets	23,222.4	19,654.1	21,100.1
Underlying total income : mean total assets (underlying)	1.16%	1.29%	1.24%
Underlying total income : mean risk weighted assets	3.41%	3.56%	3.43%
Reported total income : mean total assets	1.22%	1.29%	1.24%
Reported total income : mean risk weighted assets	3.62%	3.56%	3.43%

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract. The remainder of the contract is the difference between the full fair value of the contract and the interest element of the contract and represents the currency fair value element of the contract.

The full fair value of foreign exchange contracts including both the interest and currency elements is included in "Net hedge ineffectiveness and other unrealised fair value gains and losses" in the reported results (see note 5).

4. Net Interest Income

	Six months to 30 June 2005	2004	Full Year 2004
	£m	£m	£m
Interest income			
Secured advances	1,524.4	1,038.2	2,397.5
Other lending	160.0	153.6	317.1
Investment securities and deposits	254.8	154.6	359.7
	1,939.2	1,346.4	3,074.3
Interest expense			
Retail customer accounts	409.5	311.5	689.7
Other deposits and loans	1,126.1	717.3	1,714.5
Subordinated liabilities	27.1	15.5	49.8
Reserve capital instruments	-	(3.3)	(5.4)
Tier one notes	7.2	6.1	13.0
	1,569.9	1,047.1	2,461.6
Interest implicit in forward foreign exchange contracts	24.3	-	-
Underlying interest expense	1,594.2	1,047.1	2,461.6

Net interest income as reported	369.3	299.3	612.7
Underlying net interest income	345.0	299.3	612.7
Average interest earning assets excluding fair value adjustments	68,723.6	53,354.7	57,222.3
Average interest bearing liabilities excluding fair value adjustments	66,235.6	51,431.6	55,111.8
Interest margin as reported	1.07%	1.12%	1.07%
Interest spread as reported	0.90%	0.98%	0.91%
Underlying interest margin	1.00%	1.12%	1.07%
Underlying interest spread	0.83%	0.98%	0.91%

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. For assets denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument. Average balances have been calculated on a monthly basis.

Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For assets and liabilities denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument.

Included within interest income is an adjustment of £1.7m with respect to the unwind of the discount included in the impairment allowance under IFRS.

5. Net Hedge Ineffectiveness and Other Unrealised Fair Value Gains and Losses

	Six months to 30 June 2005	2004	Full Year 2004
	£m	£m	£m
Future fair value movements excluding interest flows on non-hedging derivatives	734.1	-	-
Translation gains and losses on underlying instruments	(732.3)	-	-
	1.8	-	-
Net hedge ineffectiveness excluding interest flows on fair value hedges	31.5	-	-
Net hedge ineffectiveness and other unrealised fair value gains and	33.3	-	-

losses			
Interest implicit in forward exchange contracts (note 3)	24.3	-	-
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses	57.6	-	-

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency assets and wholesale funding recorded at amortised cost and instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which have been de-designated.

The future fair value movements excluding interest flows on such derivatives are separately identified within "Net hedge effectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the revaluation from foreign currency into sterling. The deemed interest flows on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest flows on fair value hedges represents the difference between changes in the future fair value excluding interest flows of the hedging derivatives and the changes in the future fair value excluding interest flows of the underlying hedged items.

6. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation are as follows:

	Six months to 30 June 2005	2004	Full Year 2004
	£m	£m	£m
Staff costs	66.9	56.0	119.6
Other expenses	37.7	37.0	79.1
Depreciation and amortisation	14.3	7.8	18.2
Total operating expenses	118.9	100.8	216.9

The average number of persons employed by the Group was as follows:

	Six months to 30 June 2005	2004	Full Year 2004
Full time	4,429	3,674	3,916
Part time	1,272	1,000	1,064

7. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

Mortgage incentives	Fees receivable	Fees payable	Total
£m	£m	£m	£m

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 1 January 2004	236.9	(13.2)	108.4	332.1
Adoption of IAS 39	2.9	(168.9)	(6.1)	(172.1)
	239.8	(182.1)	102.3	160.0
Amounts charged / paid	157.1	(80.6)	50.6	127.1
Released in the period	(163.4)	59.7	(30.2)	(133.9)
Balance at 30 June 2004	233.5	(203.0)	122.7	153.2

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 1 January 2004	236.9	(13.2)	108.4	332.1
Adoption of IAS 39	2.9	(168.9)	(6.1)	(172.1)
	239.8	(182.1)	102.3	160.0
Amounts charged / paid	466.2	(184.5)	121.5	403.2
Released in the period	(393.2)	128.4	(69.5)	(334.3)
Balance at 31 December 2004	312.8	(238.2)	154.3	228.9

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 31 December 2004	312.8	(238.2)	154.3	228.9
Amounts charged / paid	268.3	(107.3)	55.4	216.4
Released in the period	(225.5)	76.8	(44.9)	(193.6)
Balance at 30 June 2005	355.6	(268.7)	164.8	251.7

The adoption of IAS 39 adjustment comprises:

	1 January 2004 £m
Reclassified from prepayments and accrued income (note 21a)	(185.3)
Reclassified from accruals and deferred income (note 21d)	13.2

(172.1)

NOTES TO THE PROFORMA RESULTS (CONTINUED)

8. Impairment Losses on Loans and Advances to Customers

	Six months to 30 June 2005	Six months to 30 June 2004	Full Year 2004
	£m	£m	£m
Impairment charge:			
Secured on residential property	(5.2)	3.1	(0.5)
Secured commercial	(6.2)	0.7	0.7
Unsecured	36.9	22.7	48.3
Total impairment charge	25.5	26.5	48.5
% of mean advances to customers	0.09%	0.12%	0.10%

	30 June 2005	30 June 2004	31 December 2004
	£m	£m	£m
Impairment allowance:			
Individual			
Secured on residential property	9.9	2.5	3.4
Secured commercial	0.4	2.8	1.0
Unsecured	41.5	32.2	41.4
Total	51.8	37.5	45.8
Collective			
Secured on residential property	16.6	39.9	32.9
Secured commercial	5.4	11.0	11.2
Unsecured	51.2	34.0	37.0
Total	73.2	84.9	81.1
Total impairment allowance	125.0	122.4	126.9
% of period end advances to customers	0.20%	0.26%	0.23%

NOTES TO THE PROFORMA RESULTS (CONTINUED)

9. Residential Mortgage Arrears

	30 June 2005 Cases	30 June 2005 %	30 June 2004 Cases	30 June 2004 %	31 December 2004 Cases	31 December 2004 %
3 - 6 months	1,685	0.27	1,591	0.29	1,695	0.29
Over 6 - 12 months	460	0.07	501	0.09	422	0.07
Over 12 months	10	0.01	49	0.01	18	0.01

Total	2,155	0.35	2,141	0.39	2,135	0.37

10. Dividends

The following tables analyse dividends when paid and the period to which they relate.

	30 June 2005 pence per share	30 June 2004 pence per share	31 December 2004 pence per share
2003 final dividend	-	15.8	15.8
2004 interim dividend	-	-	8.5
2004 final dividend	18.0	-	-
	18.0	15.8	24.3

The proposed interim dividend in respect of 2005 amounts to 9.4 pence per share (£39.2 million). These Interim Results do not reflect this dividend payable.

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
2003 final dividend	-	66.2	66.2
2004 interim dividend	-	-	35.2
2004 final dividend	74.7	-	-
Less paid to ESOP trusts	-	(0.9)	(0.8)
	74.7	65.3	100.6

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on ordinary activities attributable to equity shareholders are as follows:

	Six months to 30 June 2005	Six months to 30 June 2004	Full Year 2004
Weighted average number of shares in issue	413.8m	412.8m	413.0m
Basic EPS	45.5p	32.7p	65.7p
Underlying EPS	36.1p	32.7p	65.7p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of shares in issue	416.9m	415.8m	416.6m
Diluted EPS	45.1p	32.5p	65.1p
Underlying fully diluted EPS	35.8p	32.5p	65.1p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.1 million (30 June 2004: 3.0 million, 31 December 2004: 3.6 million) potentially dilutive Ordinary shares

resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

NOTES TO THE PROFORMA RESULTS (CONTINUED)

12. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each period.

	Six months to 30 June 2005	2004	Full Year 2004
	%	%	%
Type of lending			
Fixed rate (long term - over 2 years)	26	5	8
Fixed rate (short term - up to and including 2 years)	30	37	46
Discount	10	22	16
Cashback	1	1	1
Together	23	28	21
Lifetime	1	2	2
Buy to Let	9	5	6
Type of customer			
First time buyer	21	22	21
Next time buyer	34	38	38
Remortgage	36	35	35
Buy to Let	9	5	6
Geographic spread			
North	15	15	15
Scotland	10	10	10
Midlands	25	24	24
South	50	51	51

13. Loans and Advances to Customers

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Advances secured on residential property not subject to securitisation	25,788.8	21,594.2	27,192.3
Advances secured on residential property subject to securitisation	28,979.7	20,176.0	21,661.1
Advances secured on residential property	54,768.5	41,770.2	48,853.4
Commercial secured advances not subject to securitisation	1,347.5	1,074.9	1,270.6
Commercial secured advances subject to securitisation	200.0	315.3	238.4

Total other secured advances	1,547.5	1,390.2	1,509.0
Unsecured loans not subject to securitisation	4,904.1	3,896.6	4,596.1
Unsecured investment loans	440.3	43.4	9.1
	61,660.4	47,100.4	54,967.6

NOTES TO THE PROFORMA RESULTS (CONTINUED)

14. Securitisation

The Group's results include the results and assets and liabilities of securitisation Special Purpose Entities ("SPEs") on a line by line basis. Under UK GAAP the SPEs were incorporated into the financial statements using linked presentation. Following the introduction of IFRS and a change in UK companies legislation, these SPEs are now treated as legal subsidiaries and consolidated on a line by line basis.

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by SPEs from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation and non-recourse finance at 30 June 2005 are as follows:

	Date of securitisation	Gross assets securitised	Non-recourse finance
Securitisation company			
Residential:			
Granite Mortgages 99-1 plc	1 October 1999	89.1	79.8
Granite Mortgages 00-1 plc	1 March 2000	252.0	238.6
Granite Mortgages 00-2 ple	25 September 2000	482.6	411.3
Granite Mortgages 01-1 plc	26 March 2001	747.1	697.3
Granite Mortgages 01-2 plc	28 September 2001	827.6	778.3
Granite Mortgages 02-1 plc	20 March 2002	1,500.2	1,434.0
Granite Mortgages 02-2 plc	23 September 2002	1,861.9	1,785.1
Granite Mortgages 03-1 plc	27 January 2003	2,130.7	2,059.6
Granite Mortgages 03-2 plc	21 May 2003	1,670.5	1,590.6
Granite Mortgages 03-3 plc	24 September 2003	1,584.8	1,492.0
Granite Mortgages 04-1 plc	28 January 2004	2,695.7	2,563.4
Granite Mortgages 04-2 plc	26 May 2004	2,992.0	2,850.5
Granite Mortgages 04-3 plc	22 September 2004	3,564.7	3,428.1
Granite Master Issuer 05-1 plc	26 January 2005	4,353.9	4,227.5
Granite Master Issuer 05-2 plc	25 May 2005	4,206.9	4,052.6
		28,959.7	27,688.7
Retained interest in Granite Trustees Limited		2,196.5	
Less cash deposits held with Northern Rock plc		(1,859.3)	
Total residential		29,296.9	27,688.7
Commercial:			
Dolerite Funding No 1 plc	24 June 2002	181.9	162.5
Retained interest in Dolerite Trustees Limited		51.6	
Total commercial		233.5	162.5

Total	29,530.4	27,851.2

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company retained £20 million from the proceeds of debt issuance to fund this reserve, which is only repayable after full repayment of the notes.

NOTES TO THE PROFORMA RESULTS (CONTINUED)

14. Securitisation (continued)

Included within the Interim Results are the following items relating to the SPEs:

Balance sheet	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Advances secured on residential property	26,783.2	18,970.6	20,835.0
Other secured loans	148.4	251.8	186.1
Cash deposits with third parties	350.7	1,052.7	423.9
Debt securities in issue	27,705.5	20,282.5	22,089.9

At 30 June 2005 the SPEs had cash deposits with Northern Rock amounting to £1,859.3m (30 June 2004 - £612.0m, 31 December 2004 - £1,396.0m). This balance is restricted in use to the repayment of the debt securities issued by the SPEs and other legal obligations.

15. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £3,344 million of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock of £1,341 million on 4 May 2004 and £1,025 million on 20 April 2005, which are included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

16. Analysis of Customer Accounts

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Branch accounts	4,303.8	2,437.4	3,084.4
Postal accounts	8,546.1	6,848.2	7,554.5
Internet accounts	2,182.7	2,693.0	2,503.4
Offshore accounts	2,611.8	2,321.4	2,499.4
Telephone accounts	747.4	1,087.7	896.3
Legal & General branded accounts	616.3	844.3	752.2
Total retail balances	19,008.1	16,232.0	17,290.2
Other customer accounts	2,489.7	2,538.1	3,103.5

21,497.8	18,770.1	20,393.7

NOTES TO THE PROFORMA RESULTS (CONTINUED)

17. Own Shares

The amounts deducted from retained earnings in respect of own shares, which are held at cost, are as follows:

	30 June 2005	30 June 2004	31 December 2004
	£m	£m	£m
Own shares in relation to employee share schemes	48.0	52.6	55.3

Movements in the amount deducted from retained earnings in respect of own shares are as follows:

	30 June 2005	30 June 2004	31 December 2004
	£m	£m	£m
At 1 January	55.3	58.2	58.2
Purchases of shares	1.2	2.1	6.0
Use of shares on exercise of employee options and for other employee share plans	(8.5)	(7.7)	(8.9)
	(7.3)	(5.6)	(2.9)
	48.0	52.6	55.3

The credit to retained earnings is as follows:

	30 June 2005	30 June 2004	31 December 2004
	£m	£m	£m
Value of employee services	5.9	4.6	7.9
Cash received on exercise of employee options and for other employee share plans	2.7	2.9	3.4
Tax impact of share based payments	-	1.1	3.6
Purchase of shares	(1.2)	(2.1)	(6.0)
	7.4	6.5	8.9

NOTES TO THE PROFORMA RESULTS (CONTINUED)

18. Other Reserves

Other reserves comprise:

	30 June 2005	30 June 2004	31 December 2004
	£m	£m	£m
Revaluation reserve - available-for-sale investments	37.6	-	-
Hedging reserve - cash flow hedges	0.1	-	-
Pension reserve	(2.0)	-	(2.0)
	35.7	-	(2.0)

Movements in reserves are as follows:

Revaluation reserve - available-for-sale investments

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	27.0
Balance at 1 January 2005	27.0
Net gains from changes in fair value	41.9
Deferred income taxes	(12.3)
Net profits on disposal transferred to net income	(27.2)
Deferred income taxes	8.2
Balance at 30 June 2005	37.6

Hedging reserve - cash flow hedges

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	8.8
Balance at 1 January 2005	8.8
Net gains / (losses) from changes in fair value	(12.4)
Deferred income taxes	3.7
Balance at 30 June 2005	0.1

19. Capital Structure

	30 June 2005	30 June 2004	31 December 2004
	£m	£m	£m
Tier 1			
Share capital	123.9	123.9	123.9
Share premium account	6.8	6.8	6.8
Capital redemption reserve	7.3	7.3	7.3
Retained earnings	1,342.8	1,149.7	1,252.9
Pension scheme deficit	36.0	34.0	34.8

Reserve capital instruments	293.0	256.6	274.0
Tier one notes	219.8	200.0	200.0
Goodwill and intangible assets	(76.4)	(67.6)	(73.1)
Total Tier 1 capital	1,953.2	1,710.7	1,826.6
Upper Tier 2			
Perpetual subordinated debt	736.5	746.4	746.4
Reserve capital instruments	6.3	43.4	26.0
Collective impairment allowance *	73.2	92.1	83.1
Total Upper Tier 2 capital	816.0	881.9	855.5
Lower Tier 2			
Term subordinated debt	790.2	769.3	769.3
Total Tier 2 capital	1,606.2	1,651.2	1,624.8
Deductions	(526.8)	(299.7)	(374.7)
Total capital	3,032.6	3,062.2	3,076.7
Risk weighted assets	23,680.1	19,872.7	22,764.7
Tier 1 ratio (%)	8.2%	8.6%	8.0%
Total capital (%)	12.8%	15.4%	13.5%

* Previously referred to as general provisions

NOTES TO THE PROFORMA RESULTS (CONTINUED)

20. Reconciliations Between Proforma IFRS and UK GAAP

The following reconciliations provide a quantification of the proforma effect of transition to IFRS.

Proforma Summary of Equity

	Note	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Total equity as reported under UK GAAP		1,339.9	1,451.9	1,541.9
Restatement of goodwill		-	1.8	3.6
Reversal of pension prepayment under UK GAAP		(30.6)	(29.8)	(29.0)
Restatement of retirement benefits under IAS 19		(47.3)	(48.5)	(52.5)
Total Pension fund adjustment		(77.9)	(78.3)	(81.5)
Property impairment		3.9	4.7	4.7
Reinstatement of de-recognised liabilities		(51.7)	(51.7)	(51.7)
Dividends		65.3	35.3	74.7
Recognition of deferred tax in accordance with IAS 12		23.3	17.7	14.1

Reversal of deferred tax recognised under UK GAAP		19.0	25.3	31.8
Total tax effect of above		42.3	43.0	45.9
Total statutory equity under IFRS		1,321.8	1,406.7	1,537.6
Reclassified from prepayments and accrued income	21a	(185.3)	(206.9)	(234.2)
Reclassified from accruals and deferred income	21d	13.2	10.5	7.9
Total impact of effective interest rate adjustment		(172.1)	(196.4)	(226.3)
Debt / equity appropriations	21d	14.3	26.9	14.3
Covenant		-	(0.5)	(0.5)
Tax effect of above	21b	47.4	51.0	63.8
Reclassification of subordinated liabilities to equity	21h	650.3	1,046.4	1,046.4
Total proforma equity under IFRS		1,861.7	2,334.1	2,435.3

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Proforma Balance Sheets Reconciliations

1 January 2004	Note	UK GAAP £m	Effect of transition to IFRS Statutory £m	Effect of transition to IFRS Proforma £m
Assets				
Cash and balances at central banks		11.6	47.2	-
Derivative financial instruments		-	-	-
Loans and advances to banks		3,450.2	1,153.2	-
Loans and advances to customers not subject to securitisation		27,355.8	(27,355.8)	-
Loans and advances to customers subject to securitisation		15,678.7	(15,678.7)	-
Less: non-recourse finance		(14,832.4)	14,832.4	-
		28,202.1	(28,202.1)	-
Loans and advances to customers	21a	-	41,847.4	137.8
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,185.5	-	-
Equity shares and other variable yield securities		410.8	-	-
Intangible assets		30.7	30.4	-
Property, plant and equipment		179.1	(26.5)	-
Deferred income tax asset	21b	-	23.3	47.4
Other assets		76.6	(5.2)	-

Prepayments and accrued income	21c	564.8	(30.6)	(323.1)
Total assets		37,111.4	14,837.1	(137.9)
Liabilities				
Deposits by banks		1,461.5	-	-
Customer accounts		18,797.3	51.7	-
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes		-	14,868.3	-
Covered bonds		-	-	-
Other		13,060.1	(3.6)	-
Other liabilities	21e	285.0	(203.3)	-
Current taxation liabilities		53.8	-	-
Accruals and deferred income	21d	475.3	113.8	(27.5)
Provisions for liabilities and charges		19.0	28.3	-
Subordinated liabilities	21f	1,119.5	-	(350.3)
Reserve capital instruments	21g	300.0	-	(300.0)
Tier one notes		200.0	-	-
		35,771.5	14,855.2	(677.8)

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Reconciliation of Proforma Balance Sheets (continued)

1 January 2004	Note	UK GAAP £m	Effect of transition to IFRS Statutory £m	Effect of transition to IFRS Proforma £m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	-
Share premium account		6.8	-	-
Capital redemption reserve		7.3	-	-
Other reserves		-	-	-
Retained earnings		1,201.9	(18.1)	(110.4)
Total equity attributable to equity shareholders		1,339.9	(18.1)	(110.4)
Non shareholders' funds				
Reserve capital instruments	21h	-	-	300.0
Subordinated notes	21h	-	-	350.3
Total non shareholders' funds		-	-	650.3
Total equity		1,339.9	(18.1)	539.9
Total equity and liabilities		37,111.4	14,837.1	(137.9)

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Reconciliation of Proforma Balance Sheets (continued)

30 June 2004	Note	UK GAAP £m	Effect of transition to IFRS Statutory £m	Effect of transition to IFRS Proforma £m
Assets				
Cash and balances at central banks		7.7	49.2	-
Derivative financial instruments		-	-	-
Loans and advances to banks		3,339.6	1,003.5	-
Loans and advances to customers not subject to securitisation		26,475.6	(26,475.6)	-
Loans and advances to customers subject to securitisation		21,535.2	(21,535.2)	-
Less: non-recourse finance		(20,267.5)	20,267.5	-
		27,743.3	(27,743.3)	-
Loans and advances to customers	21a	-	46,966.9	133.5
Available for sale securities		-	-	-
Investment securities				
Debt securities		4,320.7	-	-
Equity shares and other variable yield securities		500.7	-	-
Intangible assets		28.9	38.7	-
Property, plant and equipment		198.0	(32.2)	-
Deferred income tax asset	21b	-	17.7	51.0
Other assets		63.5	(0.8)	-
Prepayments and accrued income	21c	614.9	(25.3)	(340.4)
Total assets		36,817.3	20,274.4	(155.9)
Liabilities				
Deposits by banks		1,586.5	-	-
Customer accounts		18,718.4	51.7	-
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes		-	20,282.5	-
Covered bonds		1,340.8	(1.8)	-
Other		10,935.4	0.2	-
Other liabilities	21e	263.4	(176.4)	0.5
Current taxation liabilities		57.7	-	-
Accruals and deferred income	21d	422.2	140.2	(37.4)
Provisions for liabilities and charges		25.3	23.2	-
Subordinated liabilities	21f	1,515.7	-	(746.4)
Reserve capital instruments	21g	300.0	-	(300.0)
Tier one notes		200.0	-	-
		35,365.4	20,319.6	(1,083.3)

21. Reconciliation of Proforma Balance Sheets (continued)

30 June 2004	Note	UK GAAP £m	Effect of transition to IFRS Statutory £m	Effect of transition to IFRS Proforma £m
Equity				
Shareholders'funds				
Called up share capital		123.9	-	-
Share premium account		6.8	-	-
Capital redemption reserve		7.3	-	-
Other reserves		-	-	-
Retained earnings		1,313.9	(45.2)	(119.0)
Total equity attributable to equity shareholders		1,451.9	(45.2)	(119.0)
Non shareholders' funds				
Reserve capital instruments	21h	-	-	300.0
Subordinated notes	21h	-	-	746.4
Total non shareholders' funds		-	-	1,046.4
Total equity		1,451.9	(45.2)	927.4
Total equity and liabilities		36,817.3	20,274.4	(155.9)

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Reconciliation of Proforma Balance Sheets (continued)

31 December 2004	Note	UK GAAP £m	Effect of transition to IFRS Statutory £m	Effect of transition to IFRS Proforma £m
Assets				
Cash and balances at central banks		10.2	55.1	-
Derivative financial instruments		-	-	-
Loans and advances to banks		3,305.4	368.8	-
Loans andadvances to customers not subject to securitisation		32,869.3	(32,869.3)	-
Loans and advances to customers subject to securitisation		22,339.2	(22,339.2)	-
Less:non-recourse finance		(22,103.7)	22,103.7	-
		33,104.8	(33,104.8)	-
Loans and advances to customers	21a	-	54,768.8	198.8
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,742.2	-	-
Equity shares and other variable yield securities		575.6	-	-
Intangible assets		27.1	46.0	-
Property, plant and equipment		208.2	(37.7)	-

Deferred income tax asset	21b	-	14.1	63.8
Other assets		69.6	8.6	-
Prepayments and accrued income	21c	746.9	(28.0)	(433.0)
Total assets		42,790.0	22,090.9	(170.4)
Liabilities				
Deposits by banks		1,201.6	-	-
Customer accounts		20,342.0	51.7	-
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes		-	22,089.9	-
Covered bonds		1,340.8	(1.8)	-
Other		15,440.8	(5.5)	-
Other liabilities	21e	275.6	(199.5)	0.5
Current taxation liabilities		60.0	-	-
Accruals and deferred income	21d	539.8	139.7	(22.2)
Provisions for liabilities and charges		31.8	20.7	-
Subordinated liabilities	21f	1,515.7	-	(746.4)
Reserve capital instruments	21g	300.0	-	(300.0)
Tier one notes		200.0	-	-
		41,248.1	22,095.2	(1,068.1)

21. Reconciliation of Proforma Balance Sheets (continued)

31 December 2004	Note	UK GAAP £m	Effect of transition to IFRS Statutory £m	Effect of transition to IFRS Proforma £m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	-
Share premium account		6.8	-	-
Capital redemption reserve		7.3	-	-
Other reserves		-	(2.0)	-
Retained earnings		1,403.9	(2.3)	(148.7)
Total equity attributable to equity shareholders		1,541.9	(4.3)	(148.7)
Non shareholders' funds				
Reserve capital instruments	21h	-	-	300.0
Subordinated notes	21h	-	-	746.4
Total shareholders' funds		-	-	1,046.4
Total equity		1,541.9	(4.3)	897.7
Total equity and liabilities		42,790.0	22,090.9	(170.4)

21. Reconciliation of Proforma Balance Sheets (continued)

Explanation of the effect of the transition to IFRS

The following explains the material proforma adjustments to the balance sheet.

a. Loans and advances to customers

	1 January 2004	30 June 2004	31 De
	£m	£m	
Impact of effective interest rate adjustment	(185.3)	(206.9)	
Reclassification from prepayments and accrued income in relation to effective interest rate adjustment	323.1	340.4	
Impact of effective interest rate adjustment	137.8	133.5	

In accordance with IAS 39 the interest rate is adjusted to reflect the rate that exactly discounts expected future cash payments or receipts through the expected life of the financial instrument to its net carrying amount. This adjustment includes all fees and interest paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

b. Deferred tax assets

	1 January 2004	30 June 2004	31 De
	£m	£m	
Deferred tax effects of proforma adjustments	47.4	51.0	

c. Prepayments and accrued income

	1 January 2004	30 June 2004	31 De
	£m	£m	
Reclassification of opening balances to loans and advances to customers in relation to effective interest rate adjustment	(345.3)	(360.0)	
Impact of effective interest rate adjustment	22.2	19.6	
Total impact - decrease in prepayments and accrued income	(323.1)	(340.4)	

21. Reconciliation of Proforma Balance Sheets (continued)

Explanation of the effect of the transition to IFRS (continued)

d. Accruals and deferred income

	1 January 2004	30 June 2004	31 De
	£m	£m	
Impact of effective interest rate adjustment	(13.2)	(10.5)	
Reversal of reserve capital instruments and	(14.3)	(26.9)	

subordinated liabilities coupon payment accrual in accordance with IAS 32 and IAS 10

Total impact - decrease in accruals and deferred income	(27.5)	(37.4)

e. Other liabilities

	1 January 2004 £m	30 June 2004 £m	31 De
Impact on payment to The Northern Rock Foundation	-	0.5	

f. Subordinated liabilities

	1 January 2004 £m	30 June 2004 £m	31 De
Transfer to non shareholders' equity	(350.3)	(746.4)	

In accordance with the requirements of IAS 32 certain subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

g. Reserve capital instruments

	1 January 2004 £m	30 June 2004 £m	31 De
Transfer to non shareholders' equity	(300.0)	(300.0)	

In accordance with the requirements of IAS 32 reserve capital instruments are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

21. Reconciliation of Proforma Balance Sheets (continued)

h. Non shareholders' funds

	1 January 2004 £m	30 June 2004 £m	31 De
Transfer from subordinated liabilities	350.3	746.4	
Transfer from reserve capital instruments	300.0	300.0	
Total impact - increase in non shareholders' funds	650.3	1,046.4	1

22. Reconciliation of Proforma Profit

Six months ended 30 June 2004	Note	UK GAAP £m	Effect of transition to IFRS Statutory £m	Effect transition IF Profor
Interest and similar income	22a	912.0	395.9	38
Interest expense and similar charges	22b	(685.0)	(395.9)	33
Net interest income		227.0	-	72
Fee and commission income	22c	128.9	5.9	(77
Fee and commission expense	22c	(24.9)	(2.1)	19
Other operating income	22d	9.4	(3.3)	(5
		113.4	0.5	(63
Total income		340.4	0.5	8
Administrative expenses		(94.7)	1.0	0
Depreciation and amortisation		(10.4)	2.6	
Covenant to The Northern Rock Foundation		(10.0)	-	(0
Operating expenses	22e	(115.1)	3.6	0
Impairment losses on loans and advances		(24.3)	(2.2)	
Impairment of fixed asset investments		(0.7)	-	
Net hedge ineffectiveness and other unrealised fair value gains and losses		-	-	
Profit before taxation		200.3	1.9	9
Income tax expense	22f	(58.1)	(0.4)	(2
Profit for the period		142.2	1.5	6
Represented by:				
Appropriations	22g	-	-	14
Profit on ordinary activities attributable to equity shareholders		142.2	1.5	(8
Total		142.2	1.5	6

NOTES TO THE PROFORMA RESULTS (CONTINUED)

22. Reconciliation of Proforma Profit (continued)

Year ended 31 December 2004	Note	UK GAAP	Effect of transition to IFRS Statutory	Effect transition IF Profor

		£m	£m	
Interest and similar income	22a	2,035.5	953.9	84
Interest expense and similar charges	22b	(1,568.6)	(953.9)	60
Net interest income		466.9	-	145
Fee and commission income	22c	292.6	12.5	(177
Fee and commission expense	22c	(60.1)	(4.4)	47
Other operating income	22d	31.5	(19.8)	(10
		264.0	(11.7)	(140
Total income		730.9	(11.7)	5
Administrative expenses		(203.5)	3.4	1
Depreciation and amortisation		(22.6)	4.4	
Covenant to The Northern Rock Foundation		(21.6)	-	(0
Operating expenses	22e	(247.7)	7.8	0
Impairment losses on loans and advances		(56.5)	8.0	
Impairment of fixed asset investments		4.5	-	
Net hedge ineffectiveness and other unrealised fair value gains and losses		-	-	
Profit before taxation		431.2	4.1	6
Income tax expense	22f	(125.0)	(0.8)	(1
Profit for the period		306.2	3.3	4
Represented by:				
Appropriations	22g	-	-	42
Profit on ordinary activities attributable to equity holders		306.2	3.3	(38
Total		306.2	3.3	4

NOTES TO THE PROFORMA RESULTS (CONTINUED)

22. Reconciliation of Proforma Profit (continued)

Explanation of the effect of the transition to IFRS

a: Interest and similar income

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m

Impact of effective interest rate adjustment	38.5	84.9

In accordance with IAS 39 the interest rate is adjusted to reflect the rate that exactly discounts expected future cash payments or receipts through the expected life of the financial instrument to its net carrying amount. This adjustment includes all fees and interest paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

b. Interest expense and similar charges

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Reversal of interest payable on reserve capital instruments and portion of subordinated liabilities	33.8	60.9

In accordance with the requirements of IAS 32 reserve capital instruments and certain subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon. Accordingly the interest payable on these instruments is removed from interest expense and accounted for as an appropriation and recognised in accordance with IAS 10.

c. Fee and commission income and expense

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Reclassification of fee and commission commission income within interest and similar income	(77.3)	(177.4)
Reclassification of fee and commission expense within interest and similar income	19.0	47.4
Impact of effective interest rate adjustment	(58.3)	(130.0)

Where fees charged on loans are integral to the loan yield, they are classified to interest and similar income, in accordance with the effective interest rate rules of IAS 39.

22. Reconciliation of Proforma Profit (continued)

Explanation of the effect of the transition to IFRS (continued)

d. Other operating income

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Impact of effective interest rate adjustment	(5.2)	(10.5)

e. Operating expenses

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Impact of effective interest rate adjustment	0.7	1.4
Impact of statutory adjustments on the covenant to The Northern Rock Foundation	(0.1)	(0.2)
Impact of proforma adjustments on the covenant to The Northern Rock Foundation	(0.4)	(0.3)
Total impact - decrease in operating expenses	0.2	0.9

f. Tax on profit on ordinary activities

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Tax effect of IFRS proforma adjustments	(2.7)	(1.9)

g. Appropriations

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Treatment of reserve capital instruments and subordinated liabilities coupon payment in accordance with IAS 32 and IAS 10	14.9	42.6

Contacts

City Contacts	Press Contacts
Bob Bennett Group Finance Director 0191 279 4366	Tony Armstrong Communications Director 0191 279 4676
Dave Jones Deputy Finance Director 0191 279 4474	Brian Giles Operational Director - PR 0191 279 4676
Richard Moorin Investor Relations 0191 279 4093	Ron Stout Assistant Director - PR 0191 279 4676
Simon Hall Investor Relations 0191 279 6090	James Murgatroyd Finsbury Limited 020 7251 3801

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern

Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2005 SEP 21 A 8:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INTERIM DIVIDEND TIMETABLE

Regulatory Announcement

RECEIVED

2006 SEP 21 A 8:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Interim Dividend Timetable
Released	15:54 03-Aug-05
Number	6988P

RNS Number:6988P
Northern Rock PLC
03 August 2005

NORTHERN ROCK PLC

INTERIM DIVIDEND TIMETABLE

Following the announcement of Northern Rock plc's interim results on 28 July 2005, the Company confirms that the interim dividend timetable is as published in the financial calendar, within the 2004 Annual Report and Accounts:

28 September 2005	Ex-dividend date for interim dividend for 2005
30 September 2005	Record date for interim dividend
28 October 2005	Payment date for interim dividend

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

2006 SEP 21 A 8:20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE OF TRADING STATEMENTS AND ACTUAL TRADING STATEMENTS

Regulatory Announcement

Go to market news section

RECEIVED
2006 SEP 21 A 8:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Notice of Trading Statement
Released	07:00 31-Mar-05
Number	3524K

RNS Number:3524K
Northern Rock PLC
31 March 2005

NORTHERN ROCK PLC

Northern Rock plc announces its intention to issue a first quarter Trading Statement at 7.00 am on Monday 4 April 2005.

City Contacts	Press Contacts
Bob Bennett Group Finance Director 0191 279 4366	Tony Armstrong Communications Director 0191 279 4676
Richard Moorin Head of Investor Relations 0191 279 4093	Ron Stout Assistant Director, Public Relations 0191 279 4676
Simon Hall Senior Manager, Investor Relations 0191 279 6090	James Murgatroyd Finsbury Limited 020 7251 3801

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recently filed Annual Report on Form 20-F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.

END

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Q1 2005 Trading Statement
Released	07:00 04-Apr-05
Number	5127K

RNS Number:5127K
Northern Rock PLC
04 April 2005

STOCK EXCHANGE ANNOUNCEMENT
NORTHERN ROCK PLC : TRADING STATEMENT
QUARTER 1 2005

INTRODUCTION

Northern Rock informs the market of its continued strong trading performance - in line with its strategic intention of achieving annual growth in assets of 20% (+/-5%) and profit growth of 15%(+/-5%).

STRATEGY

Northern Rock's strategy remains unchanged. It is based on low cost operations, transparency and customer driven distribution to produce attractive products at competitive prices. This generates strong growth in high quality assets to provide low risk, attractive returns to shareholders. Our strategic target is to maintain Return on Equity in the 19-22% range.

ECONOMIC BACKGROUND AND MARKET OUTLOOK

While UK economic fundamentals remain sound, it is clear that the base rate rises seen in 2003 and 2004 are having an impact in slowing growth in consumer demand in the UK. This in turn has resulted in a slowdown in the housing market, both in terms of activity levels and house price inflation. Our expectation is for moderate GDP growth to continue in the UK, with unemployment remaining relatively low and interest rates peaking at or near to the current level.

Against this background, we believe the housing market will remain generally supported by low unemployment, good levels of affordability and sustained consumer preference for owner-occupation, reflecting structural supply side shortages. Adding a robust remortgage market, we expect this to result in good gross loan volumes but more muted net lending, given the slowing of the housing market.

As unemployment remains the key economic driver of home loan default, we expect mortgage arrears to remain relatively low.

Our expectation for the gross mortgage market is £260 billion in 2005, down from the record £291 billion seen in 2004, but still sufficient for Northern Rock, with its unique proposition in the market, to continue to achieve its lending targets.

LENDING

Northern Rock's practice of delivering fair and transparent products to all its customers ensures it retains a high proportion of its existing customer base. Combined with an effective platform for gross lending origination, and product

pricing supported by its low and improving unit cost base, Northern Rock is confident of achieving its lending targets.

Lending has continued strongly into Q1 2005 with all three lending arms (residential, commercial secured and personal unsecured) performing well - but with stand-alone unsecured volumes a little lower than last year's run rate, as we continue to ration new lending by quality. Northern Rock starts Q2 with a strong total loan pipeline of agreed business of £5.0 billion - 7% higher than the same time in 2004 and only slightly down on the £5.1 billion held at the start of this year. The start of the year's pipeline was boosted by our strong lending around MDay. The residential lending pipeline is £4.5 billion - 6% higher than the same time last year. This contrasts with a 17% fall in gross awards for the industry as a whole compared with the same period last year. This means Northern Rock is continuing the strong gross market share performance seen in the second half of 2004.

Northern Rock's retention policy of openly allowing existing mortgage customers to transfer to any of our new customers' products also remains a key element of our growth strategy. A continuing strong performance means that the level of our residential redemptions remains a step below our natural share.

Strong origination, coupled with effective retention, means that Northern Rock's Q1 total net lending was 54% above the same period last year, which was Northern Rock's quietest quarter of 2004. Residential net lending was 79% higher than the same period last year. Combining strong gross lending together with good retention of existing customers means that the high net lending market share seen in the second half of 2004 has also continued in 2005.

Northern Rock's new lending is dominated by home loans which represent 90% of total lending. Remortgaging continues to be an important part of this lending and is accounting for around 43% of new residential lending in 2005. The risk profile of new residential lending remains excellent, reflecting robust underwriting criteria, the high proportion of borrowers who have a proven payment track record and the resultant lower LTVs. Our "lifestyle" products - Together, HERM and Buy to Let - are accounting for around 30% of new business, with a similar mix as H204, ensuring that these balances are growing broadly in line with the total loan book.

Taking all aspects of our total current lending, the Northern Rock specific factors for future performance and given our expectation for total gross loan markets at this stage, Northern Rock reaffirms that it expects to achieve asset growth within its strategic range - that is to grow assets by 20% +/-5%. Indeed, the figures shown above are consistent with Northern Rock achieving the upper half of this asset growth range.

ARREARS

The credit quality of all of our lending portfolios continues to be tightly monitored and controlled. In particular, it is encouraging to note in residential lending that our monthly behavioural scores have shown no deterioration i.e. no early warning signs of early arrears worsening. Residential arrears of more than three months duration remain below half the published industry average and arrears measured by value continue to run at lower levels than arrears measured by account. Both unsecured and commercial arrears remain consistently low, with unsecured arrears remaining significantly better than industry figures.

Northern Rock has no loan exposure outside the UK nor any exposure to unsecured commercial lending, leasing or credit cards. It takes no underwriting risk on any forms of insurance.

FUNDING

We continue to maintain a balanced funding platform comprising retail,

wholesale, securitisation and our covered bond programme and funding volumes have been very strong in Q1 2005 across this platform.

2005's first tranche of £4.5 billion of residential mortgage-backed securities (RMBS) in January was notably over-subscribed and achieved at the then best ever all in cost of Libor +21bps - a demonstration of the quality of Northern Rock loans and the substantial appetite for this type of investment. We expect to complete a second RMBS issue in Q2.

We expect in 2005 to take further substantial funds from our wholesale programme which we continue to diversify and expand.. From the Covered Bond programme we initiated in 2004, we are issuing a €1 billion to €1.5 billion additional tranche in early April.

Retail funding has and will remain an important part of Northern Rock's funding stock and flow. We continue to fund positively in 2005, carrying on the strong flavour of performance seen in H204.

COSTS

Northern Rock's strategy is to grow costs by less than income growth and by between 1/2 and 2/3 the rate of asset growth. Even after including additional full year costs of regulatory compliance in 2005, we expect to be around the mid-point of the cost:asset target range. As would be expected given the track record, costs remain firmly under control. As indicated previously, we expect the cost:income ratio to be broadly stable in 2005, before resuming its downward path.

INTERNATIONAL ACCOUNTING STANDARDS

We will provide a detailed analysis of our restated 2004 numbers (both full year and H1) at a presentation expected to be held on 13 May 2005. The guidance given in our 2004 Preliminary Results Announcement (26 Jan 2005) remains unchanged.

The strategic targets for asset growth and profit growth are not expected to change after the implementation of IFRS, although marking to market under IAS39 will introduce greater volatility of profits.

INCOME AND PROFITS

The essence of Northern Rock's strategy is to use improvements in unit costs to support more competitive product pricing.

Northern Rock's strategic target is to grow pre-tax profits (on a like-for-like basis) by 15% +/-5% each year. Before restatement under IFRS, the range of pre-tax profit expectations for 2005, as provided by 19 of the major bank research analysts, is £390 million to £493 million, with a mean of £475 million, growth of 10%. At this early stage of the year, Northern Rock is comfortable with this consensus mean.

Growth in EPS and DPS will continue to be consistent with sustainable growth in attributable profits, which after the IFRS adjustments, should see the dividend payout ratio for 2005 increasing slightly.

COMMENT

Adam J Applegarth, Chief Executive, commented:

"We were pleased to hold the current pipeline of agreed new business at around the same level as at the start of the year's pipeline, which had been boosted by our strong performance in the aftermath of MDay. This is against a background of awards for the industry showing a 17% decline compared to a year ago."

"With this continued evidence of a slowdown in the UK housing and mortgage

markets, our strong operating performance in the first quarter demonstrates the strength of our business model and our ability to deliver against our three key strategic targets - asset growth, profit growth and return on equity."

City Contacts

Bob Bennett
Group Finance Director
0191 279 4346

Richard Moorin
Head of Institutional Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Tony Armstrong
Communications Director
0191 279 4676

Ron Stout
Assistant Director - PR
0191 279 4676

James Murgatroyd
Finsbury Limited
0207 251 3801

Important Notice

This announcement should be read in conjunction with our announcement and the Annual Report and Accounts for the full year ended December 2004, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

END

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Notice of Trading Statement
Released	14:56 28-Sep-05
Number	8909R

RNS Number:8909R
Northern Rock PLC
28 September 2005

NORTHERN ROCK PLC

Northern Rock plc announces its intention to issue a third quarter Trading Statement at 7.00 am on Monday 3 October 2005.

City Contacts

Bob Bennett
Group Finance Director
0191 279 4366

Richard Moorin
Head of Investor Relations
0191 279 4093

Simon Hall
Senior Manager, Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Jaqualyn Purcell
Public Relations Manager
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Trading Statement
Released	07:00 03-Oct-05
Number	0423S

RNS Number:0423S
Northern Rock PLC
03 October 2005

NORTHERN ROCK PLC

TRADING STATEMENT
9 MONTHS TO 30 SEPTEMBER 2005

INTRODUCTION

Northern Rock plc informs the market of its continued strong trading performance - in line with its strategic intention of achieving annual growth in assets of 20% (+/- 5%) and profit growth of 15% (+/- 5%).

STRATEGY

Northern Rock's strategy remains unchanged. It is based on sector leading, low cost operations, transparency and customer driven distribution to produce attractive products at competitive prices. This generates strong growth in high quality assets to provide low risk, attractive returns to shareholders. Our strategic target is to maintain Return on Equity in the 19-22% range.

ECONOMIC BACKGROUND AND MARKET OUTLOOK

UK economic growth is expected to remain robust in 2005 at around 2% and is expected to be at similar levels in 2006. The general level of stability in the economy means that inflation should remain well controlled, albeit there may be some temporary impact as higher oil and energy prices feed through into the wider economy. Unemployment is slightly higher than six months ago but remains at historically low levels. With unemployment being the key driver of home loan defaults, this should mean continued strong credit performance for traditional and lifestyle mortgages.

The Bank of England Base Rate was reduced from 4.75% to 4.5% in August having peaked not only at historically very low levels, but also below the level predicted at the start of 2005. Indications for the remainder of 2005 and into early 2006 are that interest rates are likely to stay at or close to these levels. This continues to offer a good degree of certainty to both prospective and current homeowners.

The home moving market will continue to be underpinned by relatively low debt servicing costs, limited alternative forms of tenure and a shortage of additions to housing stock. We continue to expect the number of home moving transactions to be towards the lower end of the historical trend for the whole year, with similar volumes expected next year. There are some early signs, however, of First Time Buyers starting to return to the market, which may put upward pressure on this view.

Wider household indebtedness and the clear financial incentive for individuals to refinance will ensure a strong remortgage market continues - remortgaging has

accounted for around 45% of all gross lending so far in 2005 and we expect this to continue.

The strength of the remortgage market, when added to the home moving market, means that our gross residential lending market forecast for 2005 has risen to around £270 billion. For 2006, we expect a similarly sized gross loan market, ensured by strong levels of remortgage activity.

LENDING

Northern Rock's strong lending performance in the first half of the year has continued in the third quarter, with all three lending arms (secured residential, secured commercial and personal unsecured) performing in line with expectations. Total net lending for the first nine months of the year is 17% higher than the same period in 2004 and Northern Rock starts the fourth quarter with a total pipeline of agreed business of £6.3 billion - an increase of 11% above the same time last year, and 23% higher than the start of 2005.

Northern Rock's lending continues to be dominated by loans secured on residential property, which represent 90% of total lending. The strong gross lending market share seen in the first half of the year has continued in the second half. Northern Rock's successful retention policy of encouraging existing mortgage customers to transfer to any product available to new customers has ensured that the level of redemptions remains a step below our natural share.

This combination of strong origination and proactive retention has led to net residential lending in the first nine months of the year being 23% higher than in 2004 and maintaining net lending market share at the high levels seen in the first half of 2005. A residential pipeline of £5.6 billion is carried into October, 10% higher than last year. The risk profile of lending remains excellent, reflecting robust underwriting criteria, a high proportion of borrowers with a proven payment record and an avoidance of the higher risk areas of lending. Our lifestyle products, which comprise Together, Lifetime and Buy to Let, remain an important element of lending, and continue to represent around 30% of new business.

Whilst volumes of unsecured personal lending have increased in the second half, the aggregate remains substantially below 2004 and this portfolio continues to account for a small proportion of our total lending. Lending within our commercial portfolio, which is all secured on property, remains subdued as we maintain our emphasis on quality rather than volume.

These levels of lending are consistent with Northern Rock expecting to finish 2005 with asset growth towards the top of the strategic range of 20% +/- 5%.

CREDIT QUALITY

The credit quality of our lending continues to be tightly monitored and controlled. Against the market background of slightly weaker asset quality seen in some areas of consumer lending, it is particularly encouraging that the level of arrears on all our portfolios remains low.

Residential arrears of three months and above remain below half the industry average, and have shown no significant movement since those reported at the Interim Results. Our forward looking behavioural scoring systems continue to predict that this sustained good arrears performance will continue. Arrears within both the unsecured and commercial books remain low at levels, similar to the end of the first half.

FUNDING

Funding volumes have been strong in the first nine months of the year, as we continue to maintain a balanced funding platform comprising retail, non-retail, securitisation and Covered Bonds.

Following the strong retail deposit flows seen in the first half of the year, the strength and diversity of the retail franchise has continued to be reflected in the third quarter, with the Silver Savings account and Irish deposit accounts performing particularly well.

We have recently completed a further securitisation issue from our residential programme (Granite 05-4), a £3.75 billion deal with pricing even tighter than the previous deals completed this year, making it our cheapest public issue ever and significantly below the cost of older deals being replaced. We have also made our first issue - of $1 billion - under the de-linked structure during the quarter (Granite 05-3), demonstrating the substantial flexibility this innovation offers.

We continue to diversify within our non-retail programme both by geography and investor, maintaining an appropriate mix of both short and medium term funding. Following the second issue from our Covered Bond programme in the first half of the year, we anticipate making a further issuance later this year.

INCOME

Driven by our strategy, we expect Total Income Margin to assets to ease slightly, offset by cost efficiency improvements, leading to relatively stable return on risk weighted assets

The gap between Libor and Bank Base Rate has narrowed to around 10 basis points negative after a protracted period of substantial negative gap - this should be favourable for liability spreads going forward. On the asset side, as the repricing of Northern Rock's mortgage back-book is largely complete, we would expect the pace of spread erosion to continue to slow. In relation to liquidity management, Northern Rock's policy is to maintain a consistent and sustainable return on liquid funds through a combination of interest margin and capital gains/losses, with the mix dictated by the underlying interest rate environment.

Northern Rock continues to offer a range of insurance products to both its residential and unsecured customers on which it earns commission income. Due to the high quality profile of our customer base, payment protection insurance (PPI) penetration rates on our unsecured lending portfolio are relatively low. We ensure through our regulated sales process that customers understand whether the product is appropriate to their needs. Additionally, as we announced at our Interim Results, we have already moved to a better value, more flexible and customer needs driven range of PPI products.

CAPITAL

Active capital management remains a key part of Northern Rock's business strategy. Once Basel II is implemented we expect to be a major beneficiary as a result of our high quality, low risk asset base, and we continue to prepare in Q4 2005 for application to the FSA for IRB approval.

As announced at our Interim Results we intend, subject to market conditions, to sell, on a non-recourse and ongoing basis, the majority of the first loss position we hold in securitisation issues later this year and further details will be available following the transaction.

COSTS

Cost control remains a key pillar of Northern Rock's strategy, allowing profitable growth of the business and the manufacture of competitive products for our customers. Costs continue to be tightly managed to ensure Northern Rock's cost efficiency advantage is maintained.

Following the incremental costs of regulation seen in the first half of the year, we expect the cost to income gap to narrow in the second half and cost

growth to slow to around the mid-point of our strategic target of between 1/2 and 2/3 of asset growth for the full year. In 2006, the usual strategic cost metrics (cost growth less than income growth, and cost growth between 1/2 and 2/3 of asset growth) will apply.

PROFITS

Northern Rock's strategic target is to grow profits (on a comparable basis) by 15% +/- 5% each year. The range of pre-tax profit expectations for 2005 (excluding fair value adjustments) as provided by 20 of the major bank research analysts is £468 million to £509 million, with a mean of £494 million, growth of 12% on 2004's pro forma results, 13.5% growth versus 2004 statutory results. The range of post-tax attributable profit expectations for 2005 (also excluding fair value adjustments) is £280 million to £306 million, with a mean of £299 million and underlying growth of 10%. At this stage, Northern Rock remains comfortable with these consensus averages.

Growth in EPS and DPS will continue to be consistent with growth in post-tax profits.

COMMENT

Adam J Applegarth, Chief Executive, commented:

"Northern Rock's strategy of high growth through attracting high quality assets remains in place. It is pleasing to note that the credit quality of our books remains significantly better than industry average."

"The robustness of our business model means we are again set to deliver on all our strategic targets in 2005 and we remain confident on the prospects for 2006."

Further, more detailed, information on Northern Rock's 2005 trading performance will be produced at the Preliminary Results announcement on Wednesday, 25 January 2006.

City Contacts

Bob Bennett
Group Finance Director
0191 279 4346

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Jaqualyn Purcell
PR Manager
0191 279 4676

James Murgatroyd
Finsbury Limited
0207 251 3801

Important Notice

This announcement should be read in conjunction with our announcement for the half year ended June 2005, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or

implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2006 SEP 21 A 8:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RESULTS OF AGM RESOLUTION VOTING

Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	AGM Statement
Released	14:14 26-Apr-05
Number	5385L

RNS Number:5385L
Northern Rock PLC
26 April 2005

NORTHERN ROCK PLC

The Annual General Meeting (the Meeting) of Northern Rock plc (the Company) was held on 26 April 2005.

Two copies of resolutions passed at the Meeting (other than resolutions concerning ordinary business) were forwarded to the UK Listing Authority on 26 April 2005 making them available to the public for inspection at the Document Viewing Facility.

This information is provided by RNS
The company news service from the London Stock Exchange

END

NORTHERN ROCK PLC

Notification under Listing Rule 9.31(b)

The following resolutions were passed as Special Resolutions by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 26 April 2005.

Special Resolution

17. THAT, subject to the passing of Resolution 16 in the Notice of this Meeting, the power conferred on the Directors by Article 10.2 of the Company's Articles of Association shall apply for the period commencing on the date of passing of this Resolution and expiring on the expiry or termination of the authority conferred on the Directors pursuant to Resolution 16 in the Notice of this Meeting and for that period the section 89 amount shall be £5,265,325.

Special Resolution

18. THAT the regulations in the form produced to the Annual General Meeting and initialled for the purposes of identification by the Chairman of the Meeting, be adopted as the new Articles of Association of the Company, in substitution for and to the exclusion of the existing Articles of Association of the Company, with effect from the conclusion of the Meeting.

Special Resolution

19. THAT, pursuant to Article 53, the Company be and is hereby granted general and unconditional authority for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in its capital provided that:

    a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 42,122,600 (representing 10% of the Company's issued ordinary share capital as at 31 December 2004);

    b) the minimum price which may be paid for such shares is 25p per share (exclusive of expenses);

    c) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased;

    d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, whichever is earlier; and

    e) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

Special Resolution

20. THAT the contingent share purchase contract between the Company and The Northern Rock Foundation (a draft of which is produced to the Meeting and initialled by the Chairman for the purposes of identification), providing for the purchase by the Company of fully paid Foundation Shares in the share capital of the Company at such times and at such prices and in such numbers and otherwise on the other terms set out in such contract, be and is hereby approved and authorised generally (including, without limitation, for the purposes of sections 164 and 165 of the Companies Act 1985) but so that such approval and authority, unless previously renewed, varied or revoked, shall expire 18 months from the date of passing of this Resolution.

The following resolution was passed as an Ordinary Resolution by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 26 April 2005.

Ordinary Resolution

16. THAT, in substitution for all previous authorities conferred upon the Directors to allot relevant securities of the Company but without prejudice to the continuing authority of the Directors to allot relevant securities pursuant to an offer or agreement made by the Company before the revocation of the authority pursuant to which such offer or agreement was made, the authority conferred on the Directors by Article 10.1 of the Company's Articles of Association shall apply for the period commencing on the date of the passing of this Resolution and expiring on 25 April 2010 and for that period the section 80 amount shall be £41,296,625.

RECEIVED
2006 SEP 21 A 8:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

IMPLEMENTATION OF IFRS 2004 RESTATEMENT

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	IFRS 2004 Restatement
Released	09:00 13-May-05
Number	2438M

RNS Number:2438M
Northern Rock PLC
13 May 2005

NORTHERN ROCK PLC

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Northern Rock plc announces the headline impacts of the anticipated financial changes arising from the introduction of International Financial Reporting Standards (IFRS) to the previously reported 2004 financial results produced under UK GAAP.

2004 RESTATEMENT

Under IFRS, the 2004 revised statutory results will include only those adjustments which are implemented with effect from 1 January 2004. Adjustments which have an implementation date of 1 January 2005, and where comparatives can be calculated for 2004 are included as pro-forma results, to aid comparability when 2005 results are published. Pro-forma 2004 figures exclude the impact of the volatility of derivatives which are categorised as ineffective under IFRS.

The impact of IFRS on 2004 results set out below are in line with previous announcements made by Northern Rock plc, i.e. on a pro-forma basis 2004 profit before tax increases by 2.4%, EPS and profit attributable to shareholders reduces by 11.4%.

	UK GAAP	IFRS Statutory	%change	Pro-Forma	%ch
2004 profit before tax (£m)	431.2	435.3	1.0%	441.5	
2004 profit attributable to shareholders(£m)	306.2	309.5	1.1%	271.2	(11
2004 basic EPS (p)	74.1	74.9	1.1%	65.7	(11
31 December 2004 shareholders'funds (£m)	1,541.9	1,537.6	(0.3)%	1,388.9	(9

Under IFRS, fee income is deferred into later years and mortgage introducer fees are amortised more rapidly than under UK GAAP. However over the life of the loan profitability will not change, even if the phasing of profit does. Therefore, Northern Rock plc remains committed to its virtuous circle strategy of high growth in high quality assets and profits, with improving cost efficiency.

As a result of income deferral, during the early years of IFRS implementation, profit growth for companies growing their assets strongly will be seen to be dampened, but will be enhanced in the medium term. Our appetite for asset growth will remain, being driven by overall economic returns and not changes to accounting standards.

We will also continue to utilise derivatives to hedge for economic and risk purposes, even though accounting standards may classify some of those hedges as ineffective. In addition to our statutory results, to give a truer picture of what we regard as our real performance, we will exclude the volatility impact of those derivatives to provide guidance on our underlying performance. This is because over time such volatility, whether initially the impact is positive or negative, tends towards zero even though it may affect different accounting periods.

CAPITAL

In the UK GAAP 2004 results the Tier 1 Capital Ratio was reported as 8.7% and the total Capital Ratio 14.0%. Following the restatements arising from IFRS these ratios are calculated as 8.0% and 13.4% respectively, remaining considerably in excess of regulatory requirements.

DIVIDENDS

Northern Rock's dividend policy will continue to take account of the capital required to finance growth and the sustainability of economic performance. The restatement of 2004's results has the effect of increasing the pay-out ratio for 2004's dividends from 36% to approximately 40%. We expect 2005's dividend to maintain that ratio, and thus dividend growth during 2005 and thereafter should be in line with sustainable EPS growth.

2005

Northern Rock will begin reporting under IFRS in its 2005 Interim Results due for release on 28 July 2005. At this current stage under IFRS, 2005 asset growth is expected to be above the midpoint of our strategic range, and profits attributable to shareholders on an underlying basis are expected to grow within, but towards the bottom, of our strategic 15 +/- 5% profit range. (2005 UK GAAP figures will obviously not be produced in addition to IFRS results, but had they been, the bottom of the new IFRS profit range equates to the mid-point of the old UK GAAP range.)

Northern Rock plc is today briefing analysts and investors on its implementation of IFRS and the restatement of 2004 results, the briefing will commence at 9.30am. The slides and audio presentation will be available on the website www.northernrock.co.uk at approximately the same time.

City Contacts

Bob Bennett
Group Finance Director
0191 279 4346

Dave Jones
Deputy Finance Director
0191 279 4474

Richard Moorin
Head of Institutional Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Tony Armstrong
Communications Director
0191 279 4676

James Murgatroyd
Finsbury Limited
0207 251 3801

Important Notice

This announcement should be read in conjunction with our announcement and the Annual Report and Accounts for the full year ended December 2004, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth,

Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2006 SEP 21 A 8:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MISCELLANEOUS

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	First RMBS Issue 2005
Released	10:29 26-Jan-05
Number	8072H

RNS Number:8072H
Northern Rock PLC
26 January 2005

NORTHERN ROCK PLC

FIRST RMBS ISSUE 2005

Today Northern Rock plc successfully launched its latest residential mortgage backed securitisation ("RMBS"): Granite Master Issuer plc Series 2005-1 for a total size of £4.5bn. This was Northern Rock's 14th RMBS issue and the first transaction under a new structure.
Granite Master Issuer is the first de-linked RMBS programme in the world and the first SEC registered RMBS shelf issuer by a European issuer.

The first series from Granite Master Issuer achieved the tightest pricing for any UK RMBS issue to date, setting all time low margins across all ratings and maturities. The weighted average margin on the transaction at launch was 10.73 basis points for a weighted average life of 3.92 years. Pricing highlights include the Class A5 4.6yr Euro-denominated triple-A rated tranche priced at 3 month Euribor +9bps and the 5.25yr triple-B rated Class C2 and C3 priced at a margin of 56bps over 3 month Euribor and 3 month £Libor respectively. Even at these levels the transaction was heavily oversubscribed across the capital structure.

Granite Master Issuer shares in the same pool of mortgages as previous Granite Issuers, which is held by Granite Finance Trustees Limited. Granite Master Issuer has a shelf registration with the Securities and Exchange Commission and an asset backed note programme listing with the London Stock Exchange. Existing Granite paper will be unaffected by this new programme.

A single, de-linked, Granite issuer provides Northern Rock with the following benefits:

- Faster transaction execution and lower costs
- Potential for advance issuance of subordinated notes allows subsequent issuance of senior notes independently providing greater market access
- Expansion of the Granite investor base
- Potential for faster response to investor reverse inquiry by not having to simultaneously place associated senior or subordinated notes and by doing private placements
- Potential improvement in liquidity for subordinated notes if larger sizes are issued.

END

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Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	First Loss Piece
Released	11:13 07-Oct-05
Number	3645S

RNS Number:3645S
Northern Rock PLC
07 October 2005

NORTHERN ROCK PLC

FIRST LOSS PIECE

Northern Rock plc announces that, as previously indicated in its interim results announcement, it is about to begin the marketing of a transaction to substantially sell-on (on a non-recourse and on-going basis via a funded synthetic credit default swap) the majority of the first loss position retained within its residential mortgage backed securitisation transactions completed up to the end of 2004. The Company intends to market the transaction in the UK, Europe and in the United States pursuant to Rule 144A.

The notes to be offered by Whinstone Capital Management Limited, an SPV established as part of the transaction, have not, and will not, be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

In any other jurisdiction, nothing herein is intended as an invitation or inducement by Northern Rock plc or any other person to engage in any activities related to the issue or sale of any securities where such is prohibited by applicable law.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	First Loss Piece
Released	14:57 09-Nov-05
Number	8913T

RNS Number:8913T
Northern Rock PLC
09 November 2005

NORTHERN ROCK PLC

FIRST LOSS PIECE
NEW ISSUE ANNOUNCEMENT AND IMPORTANT FINANCING INNOVATION

Northern Rock plc announces that, as previously indicated in the Stock Exchange Announcement on 7 October 2005, the company executed the £423 million Whinstone transaction on 28 October 2005 - a transfer of reserve fund risk relating to its Granite residential mortgage securitisation programme. The transaction was structured by Lehman Brothers and joint lead managed by Lehman Brothers and Barclays Capital and is expected to close on 15 November 2005.

This is the first public securitisation of on-balance sheet reserve funds and by far the largest transaction of its type ever completed in the international markets. This transaction has used an innovative structure, using a credit default swap to achieve the transfer of reserve fund risk.

In the last decade, Northern Rock has transformed itself from a regional building society to a leading UK mortgage lender.

Northern Rock has consistently achieved high growth in low risk mortgages in line with its strategic target of 20% +/- 5% asset growth and is confident in its on-going ability to do so.

This focused strategy and the significant cost advantage the company enjoys over other UK banks has led to an increasing market share in the UK mortgage market. Accordingly, the company's need for funding has grown materially which has been substantially met by securitisation through the Granite Master Trust, one of the European market leading master trust securitisation programmes.

The Whinstone transaction is an innovative means through which Northern Rock has transferred around 80% of the retained risk in the master trust programme to third party investors, thereby significantly strengthening its capital position. This transaction is a synthetic securitisation referencing the performance of the reserve funds as credit enhancement for 13 existing Granite mortgage backed securitisation issuances. At closing (15 November) Northern Rock will buy credit protection via a credit default swap from Whinstone against the target balances of the issuer reserve funds. Whinstone will in turn pass on its assumed risk to the capital markets through the issuance of a series of credit linked notes.

Credit rating agency capital will benefit from the transfer of risk and mitigation of losses. By retaining a small portion of the loss Northern Rock will continue to align the interests of securitisation investors and itself and demonstrate its confidence in the credit performance of its mortgage book.

The structure itself stands out because of its simplicity, with a credit default swap transferring the risk related to the reserve funds in all the Granite

transactions up to the end of 2004 to capital markets investors, without impacting any of the underlying Granite transactions.

The credit linked notes issued by Whinstone were split in three classes, a Sterling only £9m A/A/A2 rated Class A notes, £296m equivalent BBB/BBB/Baa2 rated Class B notes and £117m equivalent BB/BB/Ba2 rated Class C notes. The Class B and C notes were issued in US Dollars, Sterling and Euros.

The importance of this and future transactions to the intrinsic credit standing of Northern Rock was recognised by Standard & Poor's who changed the Northern Rock senior unsecured credit rating outlook from neutral to positive on announcement of the transaction. Following the success of this transaction it is Northern Rock's intention to repeat the deal on a regular basis.

Adam J Applegarth, Northern Rock Chief Executive, commented: 'This is an important deal for Northern Rock. Securitisation - through the Granite deals - is a key part of our funding armoury. This Whinstone deal improves the capital management associated with such deals, whilst keeping our interests aligned with Granite investors. It puts us in an excellent position to take advantage of the benefits that Basel II will bring Northern Rock.'

City Contacts
Bob Bennett
Group Finance Director
0191 279 4366

Richard Moorin
Assistant Director Investor Relations
0191 279 4093

Simon Hall
Senior Manager, Investor Relations
0191 279 6090

Press Contacts
Brian Giles
Communications Director
0191 279 4676

Ron Stout
Assistant Director Public Relations
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

The Whinstone notes have not been and will not be registered under the Securities Act and the issuer will not be registered under the United States Investment Company Act of 1940, as amended (the "1940 Act"). The Whinstone notes are being offered and sold (a) in the United States or to, or for the account or benefit of, U.S. persons (as defined in regulations ("regulations") under the Securities Act), exclusively to persons that are both (i) Qualified Institutional Buyers ("QIBs") (within the meaning of Rule 144a ("Rule 144a") under the Securities Act) and (ii) Qualified Purchasers ("QPs") (within the meaning of Section 2(a)(51) of the 1940 Act and the rules thereunder) and (b) outside the United States to non-U.S. persons in accordance with regulations.

In any other jurisdiction, nothing herein is intended as an invitation or inducement by Northern Rock plc or any other person to engage in any activities related to the issue or sale of any securities where such is prohibited by law.

END

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RECEIVED
2006 SEP 21 A 8:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LISTING PARTICULARS

Regulatory Announcement

Go to market news section

RECEIVED

2006 SEP 21 A 8:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Listing Particulars
Released	07:00 10-May-05
Number	0533M

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 10th May 2005

Application has been made to the UK Listing Authority for the following securities to be admitted tc

DETAILS OF ISSUE: U.S.$15,000,000,000 Euro Medium Term Note Programme

ISSUERS: Northern Rock PLC

INCORPORATED IN: England

Authorised adviser: Merrill Lynch International

Particulars relating to the programme may be obtained during usual business hours for fourteen days notice from:

Citibank N.A 5 Carmelite Street London EC4Y 0PA	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

Copies of the Listing Particulars may also be inspected during normal business hours at the Docume Financial Services Authority, 25 The North Colonnade, London E14 5HS.for the two business days formal notice.

END

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OFFERING CIRCULAR
Dated 9th May, 2005

northern rock

NORTHERN ROCK PLC

(Incorporated with limited liability in England and Wales under the Companies Act 1985, registered number 3273685)

U.S.$15,000,000,000
Euro Medium Term Note Programme

This Offering Circular supersedes any previous prospectus or offering circular. Any Notes issued under the U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme") are issued subject to the provisions set out herein. Other than as stated herein, this does not affect any Notes issued prior to the date hereof.

Pursuant to the Programme, Northern Rock plc (the "Issuer", "Northern Rock" or the "Company") may from time to time issue in one or more Tranches (as defined herein) of Notes (the "Notes", which expression shall include Senior Notes, Dated Subordinated Notes and Undated Subordinated Notes (each as defined herein)). The maximum aggregate nominal amount of all Notes from time to time outstanding will not exceed U.S.$15,000,000,000 (or its equivalent in other currencies calculated as described herein and subject to increase as provided herein).

Save as further described herein, Notes issued under the Programme may (i) be denominated in such currencies as may be agreed, (ii) be issued at par or at a premium or discount to par, (iii) be issued on a fully-paid or partly-paid basis, (iv) bear interest at a fixed or floating rate or on an index- or formula-linked basis or be issued on a non-interest bearing fully-discounted basis, (v) provide that the amount payable upon redemption is fixed or index- or formula-linked, (vi) provide that they will be redeemed in one amount or instalments or will have no final maturity date and/or (vii) provide that payments of principal and/or interest should be made in a currency or currencies other than the original currency of issue.

The Notes may be issued from time to time to one or more of the Dealers specified on page 5 (each a "Dealer" and together the "Dealers", which expression shall include any additional Dealer appointed under the Programme from time to time and which appointment may be for a specific issue or on an ongoing basis).

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued within 12 months from the date hereof to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities, which together, under the Listing Rules of the UK Listing Authority, will constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of, interest (if any) payable in respect of, the issue price of, the issue date and maturity date (if any) of, and any other terms and conditions not contained herein which are applicable to, each Tranche of Notes will be set forth in a pricing supplement (the "Pricing Supplement") applicable to such Tranche which, with respect to Notes admitted to the Official List and to be admitted to trading by the London Stock Exchange, will be delivered to the UK Listing Authority and to the London Stock Exchange on or before the date of issue of such Tranche. A copy of this Offering Circular, which comprises the listing particulars approved by the UK Listing Authority as required by the Financial Services and Markets Act 2000 (the "FSMA") in relation to Notes admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities (the "Listing Particulars") and issued during the period of 12 months from the date of this Offering Circular, has been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of the FSMA. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List only) will be available from FT Business Research Centre operated by FT Interactive Data at Fitzroy House, 13-17 Epworth Street, London EC2A 4DL and will be available for inspection at the specified office set out below of the Trustee (as defined herein) and each of the Paying Agents (as defined herein).

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer(s). The Issuer may also issue unlisted Senior Notes under the Programme.

The Issuer may agree with any Dealer and the Trustee that Notes may be issued in a form not contemplated by the "Terms and Conditions of the Notes" herein, in which event (in the case of Notes admitted to the Official List only) supplementary listing particulars or further listing particulars, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

The Notes of each Tranche will be initially represented by a temporary global Note which will be deposited on the issue date with a common depositary on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and/or any other agreed clearing system which will be exchangeable, as specified in the applicable Pricing Supplement, either for a permanent global Note or Notes in definitive form, in each case upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. The applicable Pricing Supplement will specify that a permanent global Note either (i) is exchangeable (in whole but not in part) for definitive Notes upon request or (ii) is only exchangeable (in whole but not in part) for definitive Notes following the occurrence of an Exchange Event (as defined on page 9), all as further described in "Form of the Notes" below.

The Programme has been rated by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("Standard & Poor's"), Moody's Investors Service Limited ("Moody's") and by Fitch Ratings Ltd ("Fitch").

Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Arranger

Merrill Lynch International

Dealers

Barclays Capital
Deutsche Bank
HSBC
JPMorgan Cazenove
Lehman Brothers
Merrill Lynch International
The Royal Bank of Scotland
UBS Investment Bank

neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the Dealers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this Offering Circular or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the United Kingdom, Japan, Germany, France and The Netherlands (see "Subscription and Sale" on page 48).

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered, directly or indirectly, within the United States or to U.S. persons as defined herein (see "Subscription and Sale").

In this Offering Circular, references to "£", "pounds" and "Sterling" are to pounds sterling, references to "U.S.$" and "U.S. Dollars" are to United States dollars, references to "cents" are to United States cents, references to "Yen" and "¥" are to Japanese Yen and references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community as amended.

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as stabilising manager in the applicable Pricing Supplement or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Series (as defined herein) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period in accordance with applicable laws and regulations. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

TABLE OF CONTENTS

SUMMARY OF THE PROGRAMME AND TERMS AND CONDITIONS OF THE NOTES

The following summary does not purport to be complete and is taken from, and is qualified by, the remainder of this document and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

Issuer:	Northern Rock plc
Arranger:	Merrill Lynch International
Dealers:	Barclays Bank PLC Deutsche Bank AG London HSBC Bank plc Lehman Brothers International (Europe) Merrill Lynch International J.P. Morgan Securities Ltd. The Royal Bank of Scotland plc UBS Limited
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale" on page 48).
Distribution:	Notes may be distributed by way of private or public placement and in each case on either a syndicated or non-syndicated basis.
Trustee:	The Law Debenture Trust Corporation p.l.c.
Issuing and Principal Paying Agent and Agent Bank:	Citibank, N.A.
Amount:	Up to U.S.$15,000,000,000 nominal amount outstanding at any time or its equivalent in other currencies as described herein. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Currencies:	Subject to any applicable legal or regulatory restrictions, such currency or currencies as may be agreed from time to time by the Issuer, the relevant Dealer(s), the Agent and the Trustee.
Redenomination:	The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Pricing Supplement.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency. At the date of this Offering Circular, the minimum maturity of all Notes is six months, save that (i) Subordinated Notes may be undated, (ii) in the case of Dated Subordinated Notes, the minimum maturity will be five years and one day and (iii) in any case such other minimum or maximum maturity as may be

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer(s), will be payable on such Interest Payment Dates and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s).

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Pricing Supplement).

Zero Coupon Notes: Zero Coupon Notes will not bear interest and will be offered and sold at a discount to their nominal amount unless otherwise specified in the applicable Pricing Supplement.

Redemption: The applicable Pricing Supplement relating to each Tranche of Notes will indicate either that (except for Undated Subordinated Notes which will not have a stated maturity) the Notes of such Tranche cannot be redeemed prior to their stated maturity (other than in specified instalments (see below), if applicable, or for taxation reasons (subject, in the case of Subordinated Notes only, to having obtained the prior consent of the Financial Services Authority) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer (subject, in the case of Subordinated Notes only, to having obtained the prior consent of the Financial Services Authority) and/or the Noteholders upon giving not more than 60 nor less than 30 days' irrevocable notice (or such other notice period (if any) as is indicated in the applicable Pricing Supplement) to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity (if any) and at a price or prices and on such terms as are indicated in the applicable Pricing Supplement.

The applicable Pricing Supplement may provide that Notes may be redeemed in two or more instalments of such amounts and on such dates as are indicated in such Pricing Supplement.

Denomination of Notes: Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Pricing Supplement save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.

Taxation: All payments in respect of the Notes will be made without deduction for or on account of United Kingdom withholding taxes, subject to certain exceptions as are described in Condition 10.

Status of the Senior Notes: The Senior Notes will constitute direct, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer ranking pari passu and without any preference among themselves and (subject as aforesaid and to any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

Status of the Subordinated Notes: The Subordinated Notes will be direct, unsecured, subordinated obligations of the Issuer and will rank pari passu and without any preference among themselves.

The rights of holders of Subordinated Notes will be subordinated in right of payment in the manner provided in the Trust Deed and as specified in Condition 3.

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global Note without receipts, interest coupons or talons, which will be delivered to a common depositary for Euroclear and Clearstream, Luxembourg and/or any other agreed clearing system. Whilst any Note is represented by a temporary global Note, payments of principal and interest (if any) due prior to the Exchange Date (as defined below) will be made against presentation of the temporary global Note only to the extent that certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations (as referred to in the temporary global Note) has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certificate (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which is 40 days after the date on which the temporary global Note is issued, interests in the temporary global Note will be exchangeable, upon request being made by Euroclear and/or Clearstream, Luxembourg acting on the instructions of the holders of interests in the temporary global Note, either for interests in a permanent global Note without receipts, interest coupons or talons or for definitive Notes (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement) in each case against certification as to non-U.S. beneficial ownership as described in the second sentence of the preceding paragraph unless such certification has already been given. The holder of a temporary global Note will not be entitled to receive any payment of interest or principal due on or after the Exchange Date unless upon due certification exchange of the temporary global Note is improperly withheld or refused. Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes" below), the Agent shall arrange that, where a further Tranche of Notes is issued, the Notes of such Tranche shall be assigned a common code and an International Security Identification Number ("ISIN") by Euroclear and Clearstream, Luxembourg which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least 40 days (as certified by the Agent to the relevant Dealer(s)/lead manager) after the completion of the distribution of the Notes of such first-mentioned Tranche (the date of completion of the distribution of such Notes having been previously notified to the Agent by such Dealer(s)/lead manager).

Payments of principal and interest (if any) on a permanent global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the permanent global Note without any requirement for certification. The applicable Pricing Supplement will specify that a permanent global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached either (i) upon not less than 45 days' written notice (expiring at least 30 days after the Exchange Date) from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such permanent global Note) to the Agent as described therein or (ii) upon not less than 45 days' written notice (expiring at least 30 days after the Exchange Date) to the Agent as described below only upon the occurrence of an Exchange Event as described therein. "Exchange Event" means (i) an Event of Default has occurred and is continuing, (ii) the Issuer has been notified that either Euroclear or Clearstream, Luxembourg has been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system satisfactory to the Trustee is available or (iii) the Issuer has been notified that the Trustee is satisfied that the Issuer has or will become obliged to pay additional amounts as provided for or referred to in Condition 10 which would not be required were the Notes represented by the permanent global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 19 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such permanent global Note) may give notice to the Agent requesting exchange and in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange will be made upon presentation of such permanent global Note by the bearer thereof on any day (other than a Saturday or Sunday) on which banks are open for business in London at the specified office of the Agent. Temporary and permanent global Notes and definitive Notes will be authenticated (if applicable) and delivered by the Agent on behalf of the Issuer.

4.	Aggregate Nominal Amount:	
	– Tranche:	[ ]
	– Series:	[ ]
5.	[(i)] Issue Price of Tranche:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [ ] (in the case of fungible issues only, if applicable)]
	[(ii) Net proceeds (*Required only for listed issues*):	[ ]]
6.	Specified Denominations:	[ ] [ ]
7.	[(i)] Issue Date [and Interest Commencement Date]:	[ ]
	[(ii) Interest Commencement Date (if different from the Issue Date):	[ ]]
8.	Maturity Date:	[*Fixed rate – specify date/Floating rate –* Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [*specify other*]
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/[Dated/Undated]Subordinated]
14.	Listing:	[London/*specify other*/None]
15.	Method of Distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

– Interest Determination Date(s):	[ ] (*Second day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR*)
– Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Moneyline Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(vii) ISDA Determination:	
– Floating Rate Option:	[ ]
– Designated Maturity:	[ ]
– Reset Date:	[ ]
(viii) Margin(s):	[+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum
(x) Maximum Rate of Interest:	[ ] per cent. per annum
(xi) Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 Actual/Actual (ISDA) 30/360 30E/360 *Other*] (*See Condition 5 for alternatives*)
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18. Zero Coupon Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Accrual Yield:	[ ] per cent. per annum
(ii) Reference Price:	[ ]
(iii) Any other formula/basis of determining amount payable:	[ ]
(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(*f*) and 6(*g*)(iii) *apply/specify other*] (*Consider applicable day count fraction if not U.S. dollar denominated*)

	(iv) Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
22.	Investor Put:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Dates(s):	[ ]
	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
	(iii) Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
23.	Final Redemption Amount of each Note:	[[ ] per Note of [ ] Specified Denomination/*specify other*/see Appendix]
24.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(*g*)):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes [on 45 days' notice given at any time/only upon an Exchange Event] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date]
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate)*
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]

For the purpose of calculating the U.S. dollar equivalent of the aggregate nominal amount of Notes outstanding under the Programme from time to time, the U.S. dollar equivalent of Notes denominated in another Specified Currency shall be determined, at the discretion of the Issuer, either as of the date of agreement to issue such Notes (the "Agreement Date") or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of the U.S. dollar against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading bank selected by the Issuer on such date.

The U.S. dollar equivalent of any Dual Currency Notes, Index Linked Notes and Partly Paid Notes shall be calculated in the manner specified above by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the amount of the subscription price paid). The U.S. dollar equivalent of any Zero Coupon Note and any other Note issued at a discount or a premium shall be calculated in the manner specified above by reference to the net proceeds received by the Issuer for the relevant issue.

If the applicable Pricing Supplement relating to a Tranche of Notes specifies any modifications to the Terms and Conditions of a Tranche of Notes as described below, it is envisaged that, to the extent that such modifications relate only to Conditions 1, 5, 6 (except 6(*b*)), 7, 8, 9, 16, 17 and 19 (insofar as such Notes are not listed or admitted to trading on any stock exchange) they will not necessitate the preparation and issue of supplementary listing particulars. If the Terms and Conditions of the Notes are to be modified in any other respect, supplementary listing particulars or further listing particulars, if appropriate, describing the modifications will be prepared and issued.

relevant Dealer or Dealers specified in such Pricing Supplement or, upon proof satisfactory to the Trustee or the relevant Paying Agent as to identity, the holder of any Note to which such Pricing Supplement relates. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are binding on them. Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Agency Agreement and the Trust Deed, the Trust Deed will prevail and, in the event of inconsistency between the Agency Agreement or the Trust Deed and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1. Form, Denomination and Transfer

The Notes are in bearer form in the Specified Currency or Currencies and the Specified Denomination(s) and definitive Notes are serially numbered. Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Pricing Supplement.

This Note may be a Senior Note or a Subordinated Note, as indicated in the applicable Pricing Supplement. If it is a Subordinated Note, it is either a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Pricing Supplement.

If it is a definitive Note, it is issued with Coupons and, if applicable, Receipts and Talons attached, unless it is a Zero Coupon Note in which case references to interest, Coupons and Couponholders in these Terms and Conditions are not applicable.

Without prejudice to the provisions relating to Global Notes set out below, title to the Notes, the Receipts and the Coupons will pass by delivery. Except as ordered by a court of competent jurisdiction or as required by law, the Issuer, the Trustee, the Agent and any other Paying Agent shall (subject as set out below) be entitled to deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not such Note, Receipt or Coupon shall be overdue and notwithstanding any notice to the contrary or any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for the purpose of making payment thereon and for all other purposes. For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee, the Agent and any other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal and interest on such Notes, the right to which shall be vested, as against the Issuer, solely in the bearer of the Global Note in accordance with and subject to its terms (or the Trustee in accordance with the Trust Deed) (and the expressions "Noteholder", "holder of Notes" and related expressions shall be construed accordingly). Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and/or Clearstream, Luxembourg, as the case may be.

the capital of the Issuer having a preferential right to a return of assets in the winding up over the holders of all issued shares for the time being in the capital of the Issuer on the assumption that such preference share was entitled to receive on a return of assets in such winding up an amount equal to the principal amount of such Note together with Arrears of Interest (as defined in Condition 5*(f)*), if any, and any interest (other than Arrears of Interest) which is payable (as provided in the Trust Deed).

(iii) Subject to applicable law, no Noteholder, Receiptholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Notes, the Receipts or the Coupons and each Noteholder, Receiptholder and Couponholder shall, by virtue of being the holder of any Note, Receipt or Coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention.

(iv) For the purpose of this Condition:—

"Senior Claims" means the aggregate amount of all claims which are not in respect of indebtedness of the Issuer the right to repayment of which by its terms is, or is expressed to be, subordinated to (or otherwise ranks after) the claims of depositors and other unsubordinated creditors of the Issuer;

"Senior Creditors" means creditors of the Issuer (i) who are unsubordinated depositors or other unsubordinated creditors of the Issuer, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up of the Issuer or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of the Issuer but not further or otherwise, or (iii) who are subordinated creditors of the Issuer other than those whose claims are, or are expressed to rank, pari passu with, or junior to, the claims of the Noteholders; and

"Assets" means the unconsolidated gross assets of the Issuer and "Liabilities" means the unconsolidated gross liabilities of the Issuer, all as shown in the latest published audited balance sheet of the Issuer, but adjusted for contingent assets and contingent liabilities and for subsequent events, all in such manner as the directors of the Issuer or the liquidator (as the case may be) may determine.

N.B. The obligations of the Issuer in respect of the Undated Subordinated Notes and the related Coupons are conditional upon the Issuer being solvent for the purpose of this Condition 3(ii) immediately before and after payment by the Issuer. If this Condition 3(ii) is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal and interest in respect of the Undated Subordinated Notes may be used to absorb losses.

4. Negative Pledge (Senior Notes only)

If the Notes are specified as Senior Notes in the applicable Pricing Supplement, so long as any of the Notes remain outstanding (as defined in the Trust Deed) the Issuer will neither create nor have outstanding any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its undertaking or assets, present or future (including any uncalled capital), to secure any Loan Stock of the Issuer or any obligation of the Issuer under any guarantee of or indemnity in respect of any Loan Stock of any subsidiary (as defined in the Trust Deed) of the Issuer without at the same time or prior thereto securing the Notes equally and rateably therewith to the satisfaction of the Trustee or providing such other security for the Notes as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the holders of the Notes or as shall be approved by an Extraordinary Resolution of the holders of the Notes.

For the purposes of these Terms and Conditions "Loan Stock" means indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange, over-the-counter or other established securities market but excluding any such indebtedness which has a stated maturity not exceeding one year.

"Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date; and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) *Interest on Floating Rate Notes and Index Linked Interest Notes*

(i) *Interest Payment Dates*

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 5(*b*)(*i*)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls in the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In this Condition, "Business Day" means a day which is both:—

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this sub-paragraph (*B*) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of the Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) *Minimum and/or Maximum Rate of Interest*

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) *Determination of Rate of Interest and calculation of Interest Amounts*

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will, at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination (each an "Interest Amount") for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "Actual/365" or "Actual/Actual ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(iv) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest

(c) Dual Currency Notes

In the case of Dual Currency Notes, where the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest shall be determined in the manner specified in the applicable Pricing Supplement.

(d) Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e) Interest Accrual

Interest (if any) will cease to accrue on each Note (or in the case of the redemption of part only of a Note, that part only of such Note) on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused or (in the case of Subordinated Notes) is not made by reason of Condition 3 in which event interest will continue to accrue as provided in the Trust Deed.

(f) Interest on Undated Subordinated Notes

(i) In the case of Undated Subordinated Notes, interest payments (excluding Arrears of Interest) on the Notes shall (subject to Condition 3) be payable on each Compulsory Interest Payment Date (as defined below) in respect of the Interest Accrual Period (as defined below) ending on the day immediately preceding such date. On any Optional Interest Payment Date (as defined below) there may (subject to Condition 3) be paid (if the Issuer so elects and gives notice of such election to the Noteholders in accordance with sub-paragraph (ii) of this Condition 5(*f*)) the interest payable on such Optional Interest Payment Date accrued in the Interest Accrual Period ending on the day immediately preceding such date, but the Issuer shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose. Any interest not paid on an Interest Date (as defined below) together with any other interest not paid on any other Interest Date shall, so long as the same remains unpaid, constitute "Arrears of Interest". Arrears of Interest may, at the option of the Issuer (subject to Condition 3), be paid in whole or in part at any time upon the expiration of not less than seven days' notice to such effect given to the Trustee and to the Noteholders in accordance with Condition 19, but all Arrears of Interest on all Notes outstanding shall (subject to Condition 3) become due in full on whichever is the earliest of (i) the date upon which a dividend is next paid on any class of share capital of the Issuer, (ii) the date set for any redemption pursuant to Condition 6, or (iii) the commencement of winding up in England of the Issuer.

Notwithstanding the foregoing, if notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged (subject to Condition 3) to do so upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Interest Date (or consecutive Interest Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

(ii) The Issuer shall give not less than 30 days' notice prior to any Interest Date to the Noteholders in accordance with Condition 19:

(i) if such Interest Date will be an Optional Interest Payment Date; and

(ii) whether or not the Issuer elects to pay the interest due on such Optional Interest Payment Date.

(iii) For the purposes of these Terms and Conditions, the following expressions have the following meanings:

Redemption Amount or a Higher Redemption Amount. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a global Note, not more than 60 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of such Redeemed Notes will be published in accordance with Condition 19 not less than 30 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of all Notes outstanding, in each case on the Selection Date, provided that any such nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the lowest Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this Condition 6(c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 19 at least 30 days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If this Note is a Senior Note and Investor Put is specified in the applicable Pricing Supplement, then, if and to the extent specified in the applicable Pricing Supplement, upon the holder of this Note giving to the Issuer, in accordance with Condition 19, not less than 30 nor more than 60 days' notice (which notice shall be irrevocable), the Issuer will, upon the expiry of such notice, redeem subject to, and in accordance with, the terms specified in the applicable Pricing Supplement in whole (but not in part) such Note on the Optional Redemption Date and at the relevant Optional Redemption Amount as specified in, or determined in the manner specified in, the applicable Pricing Supplement, together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note, on any Business Day (as defined in Condition 5(*b*)(*i*)) falling within the notice period at the specified office of any Paying Agent, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition.

(e) Purchases

The Issuer or any of its subsidiaries may (subject, in the case of Subordinated Notes, to obtaining prior Relevant Supervisory Consent and to Condition 3), at any time purchase or otherwise acquire Notes (provided that, in the case of definitive Notes, all unmatured Receipts and Coupons appertaining thereto are attached thereto or surrendered therewith) in the open market either by tender or private agreement or otherwise, without restriction as to price. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(f) Late Payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to Condition 6(*a*), (*b*), (*c*) or (*d*) above or upon its becoming due and repayable as provided in Condition 11 (if this Note is a Senior Note) or Condition 12 (if this Note is a Subordinated Note) is improperly withheld or refused or (in the case of Subordinated Notes) is not made by reason of Condition 3, the amount due and repayable in respect of such Zero Coupon Note shall [(subject to Condition 3)] be the amount calculated as provided in Condition 6(*g*)(iii) below as though the references therein to the date fixed for redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:—

7. Payments

(a) Method of Payment

Subject as provided below:—

(i) payments in a Specified Currency other than euro will be made by transfer to an account in the relevant Specified Currency (which, in the case of a payment in Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 10. References to "Specified Currency" will include any successor currency under applicable law.

(b) Presentation of Notes, Receipts and Coupons

Subject as provided below, payments of principal and interest (if any) in respect of definitive Notes (if issued) will be made against presentation and surrender of definitive Notes or Coupons, as the case may be, at any specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)). Payments of instalments (if any) of principal, other than the final instalment, will (subject as provided below) be made against presentation and surrender of the relevant Receipt. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. If any definitive Note is redeemed or becomes repayable prior to the stated maturity thereof, principal will be payable only on surrender of such Note together with all unmatured Receipts appertaining thereto. Receipts presented without the definitive Note to which they appertain and unmatured Receipts do not constitute valid obligations of the Issuer.

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant global Note against presentation or surrender, as the case may be, of such global Note, at the specified office of any Paying Agent. A record of each payment made on such Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be prima facie evidence that the payment in question has been made.

The holder of the relevant Global Note (or, as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note (or the Trustee, as the case may be) in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of the relevant Global Note (or the Trustee, as the case may be). No person other than the holder of the relevant Global Note (or, as provided in the Trust Deed, the Trustee) shall have any claim against the Issuer in respect of any payments due on that Global Note.

Notwithstanding the foregoing, payments of interest in U.S. Dollars will only be made at the specified office of any Paying Agent in the United States if (a) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment at such specified offices outside the United States of the full amount of interest on

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

If the due date for redemption of any interest bearing Note in definitive form is not a due date for the payment of interest relating thereto, interest accrued in respect of such interest bearing Note from (and including) the last preceding due date for the payment of interest (or from (and including) the Interest Commencement Date, as the case may be) will be paid only against surrender of such interest bearing Note.

(d) Interpretation of Principal and Interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:—

(i) any additional amounts which may be payable with respect to principal under Condition 10 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount;

(vii) any premium and any other amounts which may be payable under or in respect of the Notes; and

(viii) in relation to Dual Currency Notes, the principal payable in any relevant Specified Currency.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 10 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 13.

9. Agent and Paying Agents

The names of the initial Agent and the other initial Paying Agent and their initial specified offices are set out below. In the event of the appointed office of any such bank being unable or unwilling to continue to act as the Agent, or failing duly to determine the Rate of Interest, if applicable, or to calculate the Interest Amounts for any Interest Period, the Issuer shall appoint the London office of such other bank as may be approved by the Trustee to act as such in its place. The Agent may not resign its duties or be removed from office without a successor having been appointed as aforesaid. The Issuer may, with the prior approval of

the date on which, such moneys having been so received, notice to that effect shall have been given to the Noteholders in accordance with Condition 19.

11. Events of Default and Enforcement relating only to Senior Notes

(a) This Condition shall apply only to Senior Notes.

(b) The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, (but, in the case of the happening of any of the events mentioned in subparagraphs (ii) to (vii) below, only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice to the Issuer that the Notes are, and they shall accordingly immediately become, due and repayable at their Early Redemption Amount, together with accrued interest (if any) as provided in the Trust Deed, if any of the following events (each an "Event of Default") shall occur and be continuing:—

(i) if default is made for a period of 7 days or more in the payment of any principal due in respect of the Notes or any of them or 14 days or more in the payment of any interest due in respect of the Notes or any of them; or

(ii) if an order is made or an effective resolution is passed for the winding-up of the Issuer or any Material Subsidiary (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to the Issuer or any other subsidiary of the Issuer); or

(iii) if the Issuer or any Material Subsidiary stops or threatens to stop payment to its creditors generally or the Issuer or any Material Subsidiary ceases or threatens to cease to carry on its business or substantially the whole of its business (except for the purpose of or in connection with a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to the Issuer or any other subsidiary of the Issuer); or

(iv) if an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed of the whole or any material part of the undertaking, property and assets of the Issuer or any Material Subsidiary or if a distress or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of the Issuer or any Material Subsidiary and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Trustee may permit); or

(v) if the Issuer or any Material Subsidiary is unable to pay its debts generally; or

(vi) if any payment in respect of indebtedness for moneys borrowed (as defined in the Trust Deed) (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) of the Issuer or any Material Subsidiary is not made on its due date (or by the expiry of any applicable grace period as originally provided) or becomes due and payable prior to its stated maturity by reason of default or if any guarantee or indemnity of any payment in respect of indebtedness for moneys borrowed of any third party given by the Issuer or any Material Subsidiary is not honoured when due and called upon (except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount); or

(vii) if default is made by the Issuer in the performance or observance of any obligation, condition or provision binding on it under the Notes, Receipts or Coupons or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes) and, except where such default is or the effects of such default are, in the opinion of the Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required,

If the Notes become immediately due and repayable, the Trustee may at its discretion institute proceedings, but may take no other action in respect of such default, for the winding-up of the Issuer in England (but not elsewhere) to enforce the obligations of the Issuer in respect of the Trust Deed; provided that no payment of interest, repayment of principal or other claim in respect of the Notes may be made by the Issuer pursuant to this Condition, nor will the Trustee accept the same, otherwise than during or after a winding-up or dissolution of the Issuer, save with prior Relevant Supervisory Consent.

For the purposes of this paragraph (*b*), a payment shall be deemed to be due even if the condition set out in Condition 3 is not satisfied.

(c) In the case of Undated Subordinated Notes, if the Issuer shall not make any payment of principal in respect of the Notes for a period of 14 days or more after the due date for the same or shall not make payment of interest for a period of 14 days or more after a Compulsory Interest Payment Date or any other date upon which the payment of interest is compulsory, the Trustee may institute proceedings in England (but not elsewhere) for the winding up of the Issuer and prove in such winding up. For the purposes of this paragraph (*c*), a payment otherwise due (in the case of principal) or compulsory (in the case of interest) shall be deemed so due or compulsory notwithstanding that the condition set out in Condition 3 is not satisfied.

(d) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so, in which case the Noteholder, Receiptholder or Couponholder shall have only such rights against the Issuer as those which the Trustee is entitled to exercise. No Noteholder, Receiptholder or Couponholder shall be entitled to institute proceedings for the winding-up of the Issuer, or to prove in any winding-up of the Issuer, unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so, or, being able to prove in any winding-up of the Issuer, fails to do so, in which event any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding-up in England (but not elsewhere) of the Issuer and/or prove in any winding-up of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled so to do in respect of the Notes, Receipts and Coupons held by him. No remedy against the Issuer, other than the institution of proceedings for the winding-up in England of the Issuer or the proving or claiming in the winding-up of the Issuer, shall be available to the Trustee or the Noteholders, Receiptholders or Couponholders for the recovery of amounts owing in respect of the Notes, Receipts or Coupons or under the Trust Deed.

(e) The Trustee may at its discretion institute proceedings for the winding-up of the Issuer in England to enforce the obligations of the Issuer under the Trust Deed and the Notes, Receipts and Coupons, but it shall not be bound to institute any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding and (b) it shall have been indemnified to its satisfaction.

13. Prescription

Notes, Receipts and Coupons shall become void unless presented for payment within 12 years (in the case of Notes and Receipts) and six years (in the case of Coupons), in each case from the relevant date (as defined in Condition 10) therefor, subject to the provisions of Condition 7. There shall not be included in any Coupon sheet issued on exchange of a Talon, any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 7 or any Talon which would be void pursuant to Condition 7.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Terms and Conditions or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons present holding or representing a clear majority of the nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons present being or representing Noteholders whatever the nominal amount of the Notes for the time being outstanding so held or represented, except that, at any meeting, the business of which includes the

17. Replacement of Notes, Receipts, Coupons and Talons

If a Note (including any global Note), Receipt, Coupon or Talon is mutilated, defaced, destroyed, stolen or lost it may be replaced at the specified office of the Agent in London, or any other place approved by the Trustee of which notice shall have been published in accordance with Condition 19, on payment of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

18. Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances including provisions relieving it from instituting proceedings to enforce repayment unless indemnified to its satisfaction.

19. Notices

All notices regarding the Notes will be valid if published in the *Financial Times* or any other daily newspaper in London approved by the Trustee or, if this is not possible, in one other English language daily newspaper approved by the Trustee with general circulation in Europe. The Issuer shall also ensure that all notices are duly published in a manner which complies with the rules and regulations of any stock exchange or any other relevant authority on which the Notes are for the time being listed. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first publication or, if required to be published in more than one newspaper, on the date of the first publication in each such newspaper or where published in such newspapers on different dates, the last date of such first publication.

Until such time as any definitive Notes are issued, there may, so long as any global Note is held in its entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication as aforesaid the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the Noteholders and, in addition, for so long as any Notes are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of that stock exchange or, as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, or any other relevant authority. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg, as appropriate.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a global Note, such notice may be given by any Noteholder to the Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

20. The Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Notes, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

21. Governing Law

The Trust Deed, the Notes, the Receipts, the Coupons and the Talons are governed by, and will be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be used by the Issuer for the general funding purposes of its business.

Lending

Residential Mortgage Lending

At 31st December, 2004 the Issuer had £49.0 billion of advances secured on residential property, including £22.0 billion of securitised mortgages. Residential lending represents the Issuer's core activity and accounts for 76 per cent. of total assets under management.

During 2004, total net residential lending amounted to £11.4 billion, an estimated market share of 11.2 per cent. compared to a share of outstanding total UK balances of approximately 5.5 per cent. as at 31st December, 2004. A strong year end pipeline of uncompleted lending awards of £4.7 billion will benefit lending in 2005.

The Group's residential mortgage assets are spread geographically throughout the UK. Residential mortgage lending is focused primarily on customers with a credit history and conservative income multiples and loan to value ratios. The quality of the portfolio is good with only 0.37 per cent. of all balances more than three months or more in arrears, approximately half the UK average.

Commercial Lending

The Issuer has a commercial loan portfolio which comprises two elements: commercial loans secured on residential properties (mainly loans to organisations supported by government grants, such as housing associations) and residential investment lending to individuals. Balances on such loans amounted to £696 million and are included in the £49.0 billion of advances secured on residential property for reporting purposes.

Other commercial loans are all secured on non-residential property and mainly represent loans to individuals or corporations to support investment in properties for retail, office or industrial use. At 31st December, 2004 such lending amounted to £1,569 million of which £291 million is securitised.

Commercial loans provide a diversification of assets and enhance interest margin for the Group. The Issuer intends to continue to grow its commercial loan portfolio while maintaining credit quality throughout the portfolio. At 31st December, 2004 only 0.3 per cent. of commercial loans were three months or more in arrears.

Personal Unsecured Lending

The Group also engages in personal unsecured lending, both on a stand-alone basis and via credit bundled products called "together". The "together" range comprises a combined secured residential mortgage and unsecured loan which benefits credit quality and enhances product retention. At 31st December, 2004 unsecured lending balances were £4.7 billion of which almost 40 per cent. were "together" unsecured advances.

At 31st December, 2004 only 1.0 per cent. of personal unsecured loans were three months or more in arrears. The "together" unsecured loans show characteristics similar to secured loans with only 0.8 per cent. three months or more in arrears.

General Insurance and Life Assurance Distribution

The Issuer distributes a limited range of household insurance and payment protection products primarily to residential mortgage and personal unsecured loan customers, via third party providers. Under arrangements with third party providers, the Issuer receives a commission from policies sold and does not take any underwriting risk. Life assurance products are supplied to the Issuer's customers through a relationship with Legal & General where the Issuer introduces the customer to the insurer and receives a commission for doing so. These products provide a valuable source of other income.

Funding

The Issuer has developed a diversified range of funding sources comprising on-shore and off-shore retail funding, wholesale funding, securitisation and, more recently, covered bonds.

CAPITALISATION AND INDEBTEDNESS OF NORTHERN ROCK PLC

The following table sets out, on a consolidated basis, the shareholders' funds and subordinated and unsubordinated liabilities of the Issuer extracted without material adjustment from the financial statements of the Issuer for the year ended 31st December, 2004:—

	As at 31st December, 2004
	(Audited) *£millions*
Shareholders' funds	
Equity shareholders' funds[1]:	
Called up share capital[1]	123.9
Share premium account	6.8
Capital redemption reserve	7.3
Profit and loss account	1,403.9
Total shareholders' funds	1,541.9
Tier One Notes[2]	200.0
Reserve capital instruments[3]	300.0
	500.0
Undated subordinated liabilities	
12⅝% Perpetual subordinated notes[4]	19.8
8% Undated subordinated notes[5]	61.5
6.75% Fixed rate step-up undated subordinated notes[6]	200.0
Floating rate undated subordinated notes[7]	69.0
5.6% Undated subordinated notes[8]	396.1
Total undated subordinated liabilities	746.4
Dated subordinated liabilities	
11.734% Subordinated loan due 2016[9]	20.0
Fixed Rate Step-up Subordinated Callable Notes due 2017[10]	250.0
10⅞% Subordinated bonds due 2018	50.0
9⅜% Subordinated bonds due 2021	149.3
Fixed Rate Step-Up Subordinated Callable Notes due 2015[11]	300.00
Total dated subordinated liabilities	769.3
Total Capital Resources	3,557.6
Other Borrowings[12]	
Deposits by banks	1,201.6
Customer accounts	20,342.0
Debt securities in issue	16,781.6
Total Indebtedness	38,325.2
Total Capitalisation and Indebtedness	41,882.8

Notes:

(1) Called up share capital:

	Ordinary Shares of 25p each *Number*	Foundation Shares of 25p each *Number*	Total *Number*	Ordinary Shares of 25p each *£million*	Foundation Shares of 25p each *£million*	Total *£million*
Authorised:						
At 31st December, 2004	614.0m	104.5m	718.5m	153.5	26.1	179.6
Issued and fully paid:						
At 31st December, 2004	421.2m	74.4m	495.6m	105.3	18.6	123.9

(2) The tier one notes have a call option in 2027, which is only exercisable with the consent of The Financial Services Authority.

(3) The reserve capital instruments have a call option in 2015, which is only exercisable with the consent of The Financial Services Authority.

BOARD OF DIRECTORS

The Directors of the Issuer as of 27th April, 2005 are:

Name (and date of birth)	Date of appointment	Business occupation	Principal external directorships
Directors			
Dr. Matthew White Ridley (7th February, 1958) Chairman	13th November, 1996	Company Director	Northern Investors Company PLC Northern 2 VCT Plc PA Holdings Limited
Adam John Applegarth (3rd August, 1962) Chief Executive	30th October, 1996	Chief Executive	Persimmon PLC
David Frank Baker (2nd May, 1953) Chief Operating Officer	30th October, 1996	Chief Operating Officer	Newcastle Employment Bond Limited
Robert Frederick Bennett (30th May, 1947) Group Finance Director	13th November, 1996	Group Finance Director	Greggs plc
Keith McCallum Currie (18th July, 1956) Executive Director	5th January, 2005	Company Director	Granite Mortgages
Andy Menze Kuipers (24th December, 1957) Executive Director	5th January, 2005	Company Director	None
Adam Fenwick (20th October, 1960) Non-Executive Director	12th November, 2003	Company Director	Fenwick Limited Kingston Town Centre Management Limited John Swire and Sons Limited
Sir Ian Gibson (1st February, 1947) Non-Executive Director	10th September, 2002	Company Director	BPB plc GKN plc Chelys Limited
Nichola Pease (3rd April, 1961) Non-Executive Director	10th February, 1999	Company Director	JO Hambro Capital Management Limited Grainger Trust plc
Michael James Queen (27th September, 1961) Non-Executive Director	5th January, 2005	Company Director	3i Group plc Ship Mortgage Finance Company plc British Venture Capital Association
Rosemary Anne Radcliffe (9th October, 1944) Non-Executive Director	5th January, 2005 (with effect from 1st March, 2005)	Company Director	NIAL Holdings plc Newcastle International Airport European Business Forum
Sir George Russell (25th October, 1935) Senior Independent Director	13th November, 1996	Company Director	ITV plc
Derek Wanless (*29th September*, 1947) Non-Executive Director	1st March, 2000	Company Director	NESTA Enterprises Limited *Northumbria Water Group plc*

The business address of the directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

receives such amounts for the benefit of, a Noteholder who is an individual, although Inland Revenue Published Practice indicates that the Inland Revenue will not exercise its power to require this information where such amounts are paid on or before 5th April, 2006. Information so obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions. The references to "interest" above mean "interest" as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of "interest" or "principal" which may be created by the terms and conditions of the Notes or any related documentation.

EU Savings Directive

On 3rd June, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income. Under the Directive Member States will (if equivalent measures have been introduced by certain non-EU countries) be required, from 1st July, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(ii) it has only communicated or caused to be communicated and will only communicate or caused to be communicated any invitation or inducement to engage an investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

(c) Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

(d) Germany

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that Notes have not been and will not be offered, sold or publicly promoted or advertised by it in Germany other than in compliance with the German Securities Selling Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) of 13th December, 1990, as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities.

(e) France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that, in connection with their initial distribution, it has not offered or sold, and will not offer or sell, directly or indirectly, Notes to the public in the Republic of France, and that it has not distributed, or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Offering Circular or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall be made in the Republic of France only to qualified investors (*investisseurs qualifiés*) acting for their own account, as defined in, and in accordance with, Articles L.411-1 and L.411-2 of *the Code Monétaire et Financier* and *décret* no. 98-880 dated 1st October, 1998.

(f) The Netherlands

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes with a denomination of less than €50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or an exception to the prohibition contained in article 3 of the Dutch Securities Transactions Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*) is applicable and the conditions attached to such exemption or exception are complied with.

GENERAL INFORMATION

1. Upon admission of Notes to the Official List, the listing of such Notes will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities will be admitted separately as and when issued, subject only to the issue of a temporary global Note initially representing the Notes of such Tranche. The listing of the Programme in respect of such Notes is expected to be granted on or around 12th May, 2005.

2. The Programme was authorised by a resolution of the Board of Directors of the Issuer passed on 24th March, 1998. The increase in the aggregate nominal amount of Notes which may be outstanding under the Programme to U.S.$15,000,000,000 was authorised by a resolution of the Board of Directors of the Issuer passed on 25th November, 2003.

3. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate common code and ISIN allocated by Euroclear and Clearstream, Luxembourg in respect of each Tranche of Notes will be contained in the relevant Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the relevant Pricing Supplement.

4. The consolidated accounts of the Company for the years ended 31st December, 2002, 31st December, 2003 and 31st December, 2004 have been audited, without qualification, in accordance with Auditing Standards issued by the Auditing Standards Board, by PricewaterhouseCoopers LLP, chartered accountants and registered auditors of 89 Sandyford Road, Newcastle upon Tyne NE99 1PL.

5. There has been no significant change in the financial or trading position of the Group as a whole since 31st December, 2004 and there has been no material adverse change in the financial position or prospects of the Group as a whole since that date.

6. Neither the Issuer nor its consolidated subsidiaries are, nor have been, involved in any legal or arbitration proceedings which may have, or have had during the 12 months prior to the date hereof, a significant effect on the financial position of the Group taken as a whole, nor, so far as the Issuer is aware, are any such proceedings pending or threatened.

7. Throughout the duration of the Programme and from the date hereof, copies of the following documents will, when published, be available for inspection at the registered office of the Issuer and from the specified office in London of the Agent:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the consolidated audited annual accounts of the Issuer and its subsidiaries for each of the years ended 31st December, 2002, 2003 and 2004;

(iii) the most recently available consolidated audited annual accounts of the Issuer and its subsidiaries;

(iv) the Programme Agreement, the Trust Deed (which contains the forms of the temporary and permanent global Notes, the definitive Notes, the Receipts, the Talons and the Coupons) and the Agency Agreement and all amendments and supplements thereto and restatements thereof;

(v) this Offering Circular;

(vi) any future offering circulars, prospectuses, supplementary listing particulars, information memoranda and supplements (including Pricing Supplements save that a Pricing Supplement relating to an unlisted Note will be available for inspection only by the relevant Dealer or Dealers specified in such Pricing Supplement or, upon proof satisfactory to the Agent as to identity, the holder of any Note to which such Pricing Supplement relates) to this Offering Circular and the documents incorporated herein and therein by reference; and

(vii) the subscription agreement, if any, relating to each issue of Notes listed on a stock exchange or any relevant authority.

REGISTERED OFFICE OF THE ISSUER
Northern Rock House
Gosforth
Newcastle upon Tyne NE3 4PL

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
Level 3
8 Canada Square
London E14 5HQ

Lehman Brothers International (Europe)
25 Bank Street
Canary Wharf
London E14 5LE

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

ISSUING AND PRINCIPAL PAYING AGENT AND AGENT BANK

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

LEGAL ADVISERS

to the Issuer

Allen & Overy LLP
One New Change
London EC4M 9QQ

to the Dealers and the Trustee

Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

northern rock

Perivan Financial Print 205396

NORTHERN ROCK PLC

RECEIVED
2006 SEP 21 A 9:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DOCUMENTATION FILED WITH COMPANIES HOUSE 2006 (JANUARY TO AUGUST)

Documents Filed with Companies House		Date Distributed	Required Distribution Date	Source of Requirement
1.	Form 288a Appointment of Director/Secretary	25 April 06	14 days from occurrence	CA85 S.288
2.	Annual Accounts up to 31 December 2005 including Directors' Remuneration Report	26 April 06	7 months from accounting reference date	CA85 S.242
3.	Ordinary and Special Resolutions passed on 25 April 2006	25 April 06	Within 15 days after it was passed or made	CA85 S.380

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full NORTHERN ROCK PLC

	Day	Month	Year
Date of termination of appointment	2 5	0 4	2 0 0 6

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Sir *Honours etc: CBE

Please insert details as previously notified to Companies House.

Forename(s): George

Surname: Russell

	Day	Month	Year
†Date of Birth	2 5	1 0	1 9 3 5

RECEIVED 2006 SEP 21 A 9:14 OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26 April 2006

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Colin Taylor
Northern Rock plc, Christopher Sharp Building, Regent Centre, Gosforth
Newcastle upon Tyne Tel 0191 2794234
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

Northern Rock plc
Annual Report and Accounts 2005

CONTENTS

Atrium reception mural – part of £30m head office extension opened March 2005

COMPANY STRATEGY

Northern Rock is a specialised lender providing funds for residential mortgages, secured commercial lending and personal finance. We obtain funds from both on-shore and off-shore personal savings, wholesale money markets, covered bonds and from the securitisation of mortgage assets.

The Northern Rock strategy encompasses efficiency, growth and value for both customers and shareholders.

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency is enhanced by low cost, effective distribution and enables competitive pricing. Capital efficiency is achieved by optimising the use of debt and equity capital.

By growing lending and improving the mix of higher margin products, Northern Rock aims to grow earnings and improve returns to shareholders, at the same time as providing innovative and consumer friendly products to our customers.

THE VIRTUOUS CIRCLE

MISSION STATEMENT

Northern Rock is a specialised lending and savings bank which aims to deliver superior value to customers and shareholders through excellent products, efficiency and growth.

Sponsorship of Baltic during the Tall Ships Festival July 2005

Dr M W Ridley

CHAIRMAN'S STATEMENT

Northern Rock's results for 2005 further reinforced our position as the most cost effective mortgage lender in the UK. We remained focussed on residential loans, commercial lending and personal credit, raising funds through our four main funding arms – retail funding, wholesale funding, securitisation and covered bonds. Once again, we hit all of our strategic goals and grew both assets and profits to record levels. I congratulate the executive team on another impressive performance despite strong competition and increased regulation.

As one of the lowest-cost lenders in Europe, we can run our business on some of the tightest interest margins in the world, giving both savers and borrowers excellent value. Since 2001 Northern Rock has halved its interest margin while improving its cost to income ratio.

As I remarked last year, Northern Rock is a global company in terms of where it raises funds, a national company in terms of where it lends but a regional company in terms of where it mainly employs people. During 2005 we opened a capacious extension to our working facilities at Northern Rock House in Gosforth, which will be developed further in the coming years, and announced the development of a new office complex at Rainton Bridge in Sunderland. The first phase is planned to open in 2007.

ECONOMIC AND MARKET BACKGROUND

The UK economy looks set to continue growing in 2006. With the Bank of England Base Rate still low by historical standards, continued low unemployment, well controlled inflation and stable economic growth, the residential mortgage market remains liquid. House price inflation has eased, but we still see little prospect of a severe correction in house prices, given that mortgages remain comparatively affordable and that credit quality remains good.

We fund our lending from retail deposits, wholesale funding, securitisation and covered bonds. All four funding arms are working well, and give us access to large international markets so that the supply of affordable funding does not constrain the growth of high quality lending.

Main sponsors of Newcastle United FC

CHAIRMAN'S STATEMENT (continued)

SOCIAL RESPONSIBILITY

Northern Rock's primary social responsibility remains to prosper and share that prosperity with shareholders and other stakeholders. By offering competitive rates, we benefit customers. By achieving sustainable growth, we can create employment mainly in our regional base, offer excellent working conditions and contribute to the local economies in which we operate.

We believe that Northern Rock will prosper by recruiting from all sections of the community, by adopting flexible employment practices that suit those who want to balance life and work, by providing good facilities for staff and by minimising harmful impacts on the environment from our activities. There is therefore no conflict between creating shareholder value and being socially responsible. To ensure that we set the highest possible standards of personal and corporate ethics, provide good customer service and give employees a good working environment, we encourage assessments by external agencies and support Diversity and Work-Life Balance Initiatives.

The significant expansion of our Head Office in Gosforth provided the region with around 500 new jobs during 2005 and the new office development in Sunderland will create capacity for an additional 2,500 new jobs in the region.

We also remember those not benefiting directly from our prosperity. In 2005, Northern Rock was the second most charitable FTSE 100 company, because of its donation of 5% of pre-tax profits to The Northern Rock Foundation. In 2005 this amounted to a remarkable £24.7 million, allowing the Foundation to continue its empowerment of charities and community causes in the North-East and Cumbria. I am particularly pleased that in addition to our corporate stance, our staff continue to take part in voluntary initiatives, fund-raising, mentoring and secondment programmes, and that the Foundation now doubly matches staff giving.

CORPORATE GOVERNANCE

We continue to comply in full with the Combined Code on Corporate Governance except where disclosed in the Corporate Governance Statement. The Board's procedures and practices ensure that it identifies and controls risks to the business in a transparent and accountable way. The results of our Board evaluation and appraisal process are summarised in the Corporate Governance statement.

Sir Ian Gibson will succeed Sir George Russell as the Company's Senior Independent Director on 25 April 2006, at the conclusion of the Company's AGM, when Sir George will retire from office. Sir Ian became a Non-Executive Director of the Company in September 2002. I would like to thank Sir George sincerely for 21 years of outstanding service on the Board of Northern Rock plc and Northern Rock Building Society before that.

We intend to hold another Corporate Governance day in London in October 2006, to review Corporate Governance with our major shareholders.

TREATING CUSTOMERS FAIRLY

The high-level principles set out by the Financial Services Authority require that all regulated firms treat their customers fairly. I am pleased to report that the fair treatment of customers is already embedded in the culture of Northern Rock. This is clearly demonstrated through our open, transparent approach and through our various customer pledges – which are unique in the industry – as well, of course, as our competitive prices. However, we will continue to develop our methods to ensure we comply in full with all key principles. Consumer confidence is of great importance to our business and we remain committed to fair and decent treatment of our customers.

DIVIDEND

Your Board is recommending a final dividend of 20.7 pence per share, making a total for the year of 30.1 pence – an increase of 13.6 % on 2004.

CONCLUSION

We have once again grown the company strongly in 2005. Our strategy remains to keep costs low, invest in product and process innovation, give our customers transparency and so add low-risk assets to our balance sheet to provide attractive returns to our shareholders. We fund this growth through retail, wholesale, covered bonds and securitisation.

I pay tribute to all the employees of Northern Rock who contributed to this success in 2005.

CHIEF EXECUTIVE'S REPORT

In 2005 Northern Rock delivered excellent results including:

Adam J Applegarth

- RECORD UNDERLYING ATTRIBUTABLE PROFITS OF £308.1 MILLION – AN INCREASE OF 13.6% OVER 2004 PROFORMA RESULTS
- UNDERLYING ASSETS OF £81.1 BILLION – AN INCREASE OF 24.9%
- RECORD NET LENDING OF £14.6 BILLION – AN INCREASE OF 12.6% AND A MARKET SHARE OF 14.5%
- RATIO OF COSTS TO ASSETS IMPROVED TO 0.34% (2004 – 0.37%)
- UNDERLYING RETURN ON EQUITY OF 20.8%
- TOTAL UNDERLYING EARNINGS PER SHARE 74.3P – AN INCREASE OF 13.1% OVER 2004 PROFORMA RESULTS
- TOTAL DIVIDEND PER SHARE 30.1P – AN INCREASE OF 13.6%
- THE NORTHERN ROCK FOUNDATION – SUPPORTING CHARITABLE CAUSES – TO RECEIVE £24.7 MILLION

OVERVIEW

2005 has been another good year for Northern Rock. In a competitive environment, we have continued to deliver against our strategic targets and we are pleased to announce results that once again show strong growth, record profit and improved underlying earnings per share.

These results reflect our clear strategy. Our focus is to deliver shareholder value through high quality growth, driving down unit costs to improve cost efficiency, and delivering a strong return on equity. This has been achieved whilst maintaining high credit quality, through responsible lending and our commitment to retaining existing customers. We have also kept good customer service levels. The principles of transparency and treating customers fairly are well embedded in the culture and operations of our business.

Cost efficiency remains key to our strategy. Effective cost control drives down unit costs, which allows us to offer an excellent range of innovative, price driven products that enhance our ability to attract and retain high quality customers.

Our core products, mortgages and retail savings, all performed well in 2005, supported by our multi-channel distribution strategy. We continued to expand our franchise throughout the year, opening several specialist mortgage branches in key cities. We strengthened links with mortgage clubs and expanded our mortgage operation to Northern Ireland, where we offer our full range of competitive lending products.

Our core products are complemented by the sale of protection products, offered in conjunction with our insurance partners. These are sold on a needs-driven basis, offering choice and transparency to our customers.

CHIEF EXECUTIVE'S REPORT (continued)

During 2005, we invested significantly in people, systems and premises, to support increased business volumes. We have continued to expand our e-business links with both intermediaries and direct customers. At the end of 2005, over 50% of all mortgage applications were being submitted online, enhancing customer service and further improving cost efficiency.

The introduction of the new 'Northern Rock Online' system for intermediaries offers instant online decisions and excellent case tracking facilities, which improves service and efficiency. Our aim is to have the majority of intermediaries using the system as their main channel for business with Northern Rock.

In addition to the expansion of our Gosforth headquarters, we announced the development of a new office complex at Rainton Bridge, in Sunderland. When the first phase opens in 2007, the new facility will have potential for up to 2,500 new jobs.

LENDING

During 2005 we once again delivered record levels of low risk lending. Gross lending was £26,879 million, an increase of 15.2% over the previous year, with net lending of £14,555 million, an increase of 12.6%. We achieved gross residential lending of £23,618 million, an increase of 17.8% over 2004 and net residential lending of £13,350 million, an increase of 17.3%, which represented 14.5% of the UK market.

In residential lending, we continued to apply the proven stance of mixing competitively priced mortgages with lifestyle and bundled credit products. Our mix during the first half of 2005 reflected customers' preference for fixed rate products, which shifted in the second half towards our lifestyle range, including Together.

We expect the gross mortgage market to remain competitive and whilst interest rates remain low by historical standards, there is still a considerable incentive to refinance existing loans. As a result the remortgage market, which accounted for around 45% of UK gross lending in 2005, will remain strong. Our transparent product stance and competitive pricing will enable us to attract and retain a high proportion of these customers.

Appetite to lend must be adapted to economic conditions and as a result, we adopted a more cautious approach to both commercial and personal unsecured lending during 2005. Even so, we achieved growth in both of these books, maintaining good quality and an appropriate balance relative to our overall assets.

FUNDING

2005 saw a strong performance in each of our four funding arms – retail funding, wholesale funding, securitisation and covered bonds.

Retail funding remains important to us. We attract funds through our broad distribution platform, offering attractive savings products through branch, postal, telephone and online channels. We funded strongly during the year, attracting £2,809 million of new retail funds – a record full year performance – resulting in total retail balances of £20.1 billion at the year end. We displayed particular strength in fixed rate bonds and Silver Savings accounts for the over 50s. Our contractual guarantees and unique savings pledge ensure we remain at the forefront of the industry in treating customers fairly.

Our Treasury operations achieved a good balance of traditional wholesale funding. It is not a separate profit centre and is predominantly engaged in managing interest rate risk and currency risks for the business. We have continued to develop our non-retail funding in international markets setting up a Canadian Commercial Paper programme in May 2005, to complement our established programmes in Europe, the US and the Asian markets.

Our securitisation programme continued to provide a strong source of funding, reflecting investor appetite and the high quality of our loan books. During 2005 we issued £13.5 billion of securitised notes, with issuance from residential and commercial loan portfolios. We also enhanced our ability to fund by issuing our first private placement. Advances to

customers subject to securitisation now amount to £39.1 billion, representing 56% of our lending portfolios. In addition, we also undertook two Covered Bond transactions broadening the geographical distribution and timespan of our funding.

As leading innovators, we executed "Whinstone" a first deal of its type in the UK securitisation market during 2005. This involved the transfer of a substantial proportion of the residual risk in securitisations, completed up to the end of 2004, to third party investors. We are committed to continue this process going forward. In recognition of this and the low risk nature of our assets, Standard & Poor's rating agency moved Northern Rock's long term credit rating to 'positive outlook'.

CREDIT QUALITY

The credit quality of our assets remains strong. Asset quality is key to our strategy and therefore, our asset growth has not been achieved at the expense of quality. Through well controlled, targeted lending, we have achieved high growth, whilst maintaining quality and controlling arrears.

We use scorecards in residential and personal lending, with rigorous underwriting controls focussed on higher risk and marginal cases. These are supported by tests for consumer indebtedness and affordability. Our behavioural rescoring models ensure that emerging default and loss profiles are identified quickly and fed back into the front end underwriting process. No significant credit deterioration was identified in 2005.

The arrears performance of our residential lending book reflected this combination of sound lending controls, with 0.39% of accounts three months or more in arrears compared with 0.37% in December 2004. Our residential arrears remain below half the industry average.

The proportion of personal unsecured loan arrears and commercial loan arrears also remain very low, reflecting our consistent policy of attracting only high quality lending in these areas. Our provisioning policies (using data from our Basle II capital models) remain prudent.

Our strategy is predicated on high quality asset growth supported by low operating costs and low cost of bad debt. We do not compromise the stance on quality to achieve asset growth.

BASLE II

Northern Rock expects to benefit from the new capital requirements of Basle II and we continue to make good progress towards meeting all of the necessary criteria. We intend to adopt the Internal Ratings Based (IRB) approach for credit risk and have implemented the core credit models to ensure compliance with Pillar 1 of the accord. The models are now embedded within our risk management processes. Given the high quality of our balance sheet and our responsible lending policies, we continue to expect a reduction in risk weightings under the new rules.

OUTLOOK

As we expected, the housing market has been resilient. UK economic fundamentals are set to remain supportive. Interest rates and unemployment are both likely to remain at low levels. Household incomes should continue to grow and housing demand is likely to outstrip supply in the medium-term. Low debt servicing costs means that mortgage affordability remains good. Against this background, we anticipate little change in the overall credit quality and performance of our lending. Remortgaging is likely to remain active going forward as borrowers continue to manage household budgets.

I am pleased to be able to report another year of sustained business performance. We are focussed on delivering our strategic targets, which remain unchanged. We continue to build on the foundations of our unit cost advantage, together with our proven ability to attract and retain high quality customers. Our international funding platform, multi-channel distribution platform and sustained investment in buildings, systems and people give us confidence that our business model will continue to deliver high quality growth and enhanced shareholder value.

EXECUTIVE DIRECTORS

C Taylor
Company Secretary

D F Baker
Deputy Chief Executive

R F Bennett
Group Finance Director

A M Kuipers
Commercial Director

K M Currie
Treasury Director

A J Applegarth
Chief Executive

THE BOARD

During 2005, the number of meetings attended by each Director was as follows:

	Board	Audit	Nominations	Remuneration	Risk
Number of meetings held in 2005	11	6	1	2	4
Non – Executive Directors					
Dr M W Ridley, BA, D.Phil – Chairman	11		1		
Sir George Russell, CBE, D.Eng., BA – Senior Independent Director	8			1	2
N A H Fenwick, MA	11	6		2	
Sir Ian Gibson, CBE	9	6	1	2	3
N Pease, BA	10	5		2	
M J Queen, BA, FCA (Appointed 5 January 2005)	10	6		2	
R A Radcliffe, CBE, MA, MPhil, FIMC (Appointed 1 March 2005)	10			1	4
Sir Derek Wanless, MA, FCIB, MIS	11	6	1	2	4
Executive Directors					
A J Applegarth, BA	11				4
D F Baker, BSc, FCIB	11				4
R F Bennett, FCA, ACMA, IPFA	11				4
K M Currie (Appointed 5 January 2005)	11				
A M Kuipers (Appointed 5 January 2005)	11				

THE BOARD

Dr M W Ridley, BA, D.Phil
Matt Ridley (aged 48), was appointed Chairman of the Company on 27 April 2004. He was appointed as a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society on 1 June 1994. Dr Ridley is an author and businessman who also holds other Non-Executive Directorships which include Northern Investors Company PLC, Northern 2 VCT plc and P A Holdings Limited. He is Chairman of both the Nominations and Chairman's Committees.

A J Applegarth, BA
Adam Applegarth (aged 43), has worked for Northern Rock for 22 years. He became an Executive Director of Northern Rock Building Society in January 1996, was appointed as an Executive Director of Northern Rock plc in October 1996 and subsequently became the Company's Chief Executive in March 2001. Mr Applegarth is a Non-Executive Director of Persimmon plc and a governor of the Royal Grammar School, Newcastle upon Tyne. Mr Applegarth is a Member of both the Chairman's and Risk Committees.

D F Baker, BSc, FCIB
David Baker (aged 52), was appointed as the Company's Deputy Chief Executive in September 2005. He became an Executive Director of Northern Rock Building Society in January 1996 and was appointed as an Executive Director of Northern Rock plc in October 1996. He is a Fellow of the Chartered Institute of Bankers. In his present role he is responsible for the direction and management of the Company's operations and in particular, Retail Savings, Credit, Customer Services, Personnel, Premises and Legal and Compliance. Mr Baker is Chairman of The Newcastle Employment Bond Limited and a Trustee of the University of Newcastle upon Tyne Development Trust. Mr Baker is a Member of both the Chairman's and Risk Committees.

R F Bennett, FCA, ACMA, IPFA
The Group Finance Director, Bob Bennett (aged 58), is a Chartered Accountant. He became an Executive Director of Northern Rock Building Society in November 1993 and was appointed as an Executive Director of Northern Rock plc in November 1996. In his present role, he is responsible for Finance, Treasury, Securitisation, Internal Audit, Risk Management and Institutional Relations. Mr Bennett is also a Trustee of the Northern Rock Pension Scheme and a Non-Executive Director of Greggs plc. Mr Bennett is a Member of both the Chairman's and Risk Committees.

K M Currie
Keith Currie (aged 49), was appointed to the Board as an Executive Director in January 2005. Mr Currie is responsible for the management of the Company's Group Treasury function including liquidity, wholesale funding, derivative portfolios and the management of the Company's securitisation funding and covered bond programmes. Mr Currie is a Member of both the Chairman's and Risk Committees.

A M Kuipers
Andy Kuipers (aged 48), was appointed to the Board as an Executive Director in January 2005. He is responsible for the co-ordination and direction of the Group's sales, marketing, products and mortgage retention activities. Mr Kuipers is a Member of both the Chairman's and Risk Committees.

N A H Fenwick, MA
Adam Fenwick (aged 45), was appointed to the Board as a Non-Executive Director in November 2003. He is Group Managing Director of Fenwick Limited and a Non-Executive Director of John Swire and Sons Limited. He is also a Trustee of Newcastle Theatre Royal Trust Limited. Mr Fenwick is a Member of both the Audit and Remuneration Committees.

Sir Ian Gibson, CBE
Sir Ian Gibson (aged 59), was appointed to the Board as a Non-Executive Director in September 2002. He is a Non-Executive Director of GKN plc. He was also a member of the Court of the Bank of England from 1999 to 2004. Sir Ian is a Member of the Audit, Nominations, Risk, and Remuneration Committees.

N Pease, BA
Nichola Pease (aged 44), is Chief Executive of J O Hambro Capital Management Limited. She was appointed as a Non-Executive Director of Northern Rock plc in February 1999. Ms Pease is Chairman of the Remuneration Committee and is a Member of the Audit Committee.

M J Queen, BA, FCA
Michael Queen (aged 44) is Head of Growth Capital of 3i Group plc. He was appointed to the Board as a Non-Executive Director in January 2005. Mr Queen is a Member of both the Audit and Remuneration Committees.

R A Radcliffe, CBE, MA, MPhil, FIMC
Rosemary Radcliffe (aged 61) was appointed to the Board as a Non-Executive Director on 1 March 2005. She is currently the Chairman of NIAL Holdings plc and Newcastle International Airport Limited and a member of the Guernsey Financial Services Commission. Until July 2001, she was a Partner with PricewaterhouseCoopers, and served as a member of PwC's Global Board. She also acted as the first independent Complaints Commissioner for the UK Financial Services Authority. Miss Radcliffe is currently a member of the Remuneration and Risk Committees.

Sir George Russell, CBE, D.Eng., BA
The Senior Independent Director, Sir George Russell (aged 70), was appointed a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society as a Non-Executive Director in 1985. He is also Deputy Chairman of ITV plc. Sir George is a Member of both the Remuneration and Risk Committees.

Sir Derek Wanless, MA, FCIB, MIS
Sir Derek Wanless (aged 58), joined the Board as a Non-Executive Director in March 2000. He was previously Group Chief Executive of National Westminster Bank plc from 1992-1999. He is a Non-Executive Director of Northumbrian Water Group plc and will become Chairman after its 2006 Annual General Meeting. Sir Derek is Vice Chairman of the Statistics Commission and a Trustee of the National Endowment for Science, Technology and the Arts. Sir Derek is Chairman of both the Audit and Risk Committees and a Member of the Nominations and Remuneration Committees.

CORPORATE GOVERNANCE

Northern Rock plc (the Company) regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to the Company's shareholders for corporate governance. The following describes how the Company applies the principles and provisions contained in the Combined Code of Corporate Governance published in July 2003 (the Combined Code). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code and, where they do not do so, to provide a clear explanation of why they do not comply.

For the period 1 January 2005 to 31 December 2005, the Company complied with all aspects of the Combined Code except for the requirement that the Senior Independent Director should attend meetings with a range of shareholders. In addition to the Corporate Governance Day in late 2004 held between shareholders, the Chairman and the Senior Independent Director, and the extensive programme of contact between Executive Directors and shareholders, it was not considered necessary for Sir George Russell to undertake an additional series of meetings with shareholders. He is available to shareholders at all times and sees regular feedback from them.

THE BOARD OF DIRECTORS

The Board of Directors meets regularly throughout the year and retains full and effective control over the Company and its subsidiaries (the Group). It is collectively responsible for the success of the Group and determines its strategy and policies whilst monitoring performance. The Board met eleven times during 2005 and, following the appointments of Mr Queen and Miss Radcliffe on 5 January and 1 March 2005 respectively, comprised the Chairman, the Senior Independent Director, six other Non-Executive Directors, the Chief Executive and four other Executive Directors. Where Directors were absent from Board or Committee meetings, the Board or respective Committee was satisfied with the apologies that were offered on each occasion.

The Board has a written schedule of matters reserved for its review and approval. It has also adopted a detailed procedures manual which covers the responsibilities and procedures of the Board, its Committees and its officers. The reserved matters include: the setting of capital expenditure budgets, the declaration of dividends, the setting of policies for balance sheet structural risk management, the raising of Non Retail Funds, Liquidity and Credit Risk, and the approval of the Annual Report and Accounts.

Authority for the execution of approved policies has been delegated by the Board to the Company's Executive Committee and the Chief Executive. The Executive Committee comprises the Chief Executive, the other Executive Directors and the Company Secretary.

Within the parameters set out in the Executive Committee's terms of reference, the Committee has responsibility for facilitating the Company's effective operation to ensure that it meets its objectives through the implementation of the Strategic and Operational Plans. The Committee also monitors developments in the Company's core markets, and examines, appraises and reviews defence initiatives, potential acquisitions and corporate finance initiatives. It also establishes processes to control, appraise and review the implementation of any new procedures that are agreed upon.

The Management Board Asset and Liability Committee is responsible for overseeing the management and review of the Company's balance sheet risk profile and processes, and the Company's balance sheet, income statement and liquidity profiles. In addition, the Committee has authority to authorise use by the Company of structured financial products and private equity investments in accordance with the policies and procedures set down in the Corporate Finance and Structured Financial Policy statement approved by the Board.

A clear division of responsibility exists between the Chairman, who is responsible for running the Board, and the Chief Executive who has responsibility for running the business. This division is clearly set out in the Chairman's letter of appointment and the Chief Executive's job description.

APPOINTMENTS TO THE BOARD

The Company's Articles of Association require that each Director stands for re-election at least every three years and that Directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The Directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

The Company's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday. In accordance with this policy, Sir George Russell will retire from office at the conclusion of the 2006 Annual General Meeting.

DIRECTORS

More than half of the Board comprises Non-Executive Directors all of whom have experience in a wide range of commercial or banking activities. The Board is required to determine whether each Director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgement. The Board considers all of the Non-Executive Directors to be independent for the purposes of the definition in the Combined Code.

The Board has no hesitation in confirming Sir George Russell's independence for Combined Code purposes. Sir George Russell was appointed Senior Independent Director of the Company on 27 April 2004. He was elected to the Board as a Non-Executive Director in September 1997 immediately prior to demutualisation, having served as a Director of Northern Rock Building Society between 1985 and 1997.

The Board is satisfied that his period of service as a Director of Northern Rock Building Society should not be aggregated with his period of service as a Director of the Company in view of the different legal structure and business objectives of the two entities. The Board is also satisfied that Sir George's membership of a Northern Rock Building Society pension scheme does not

affect his independence. Sir George ceased to accrue pension benefits after 30 June 1997 and became eligible to receive a pension on 25 October 2005.

As a highly experienced company director, Sir George's sound judgement and challenging approach ensure that he makes a significant contribution to the work of the Board and its Committees. He and the other Non-Executive Directors also provide close scrutiny of the performance of management and the reporting of its performance.

INDUCTION AND TRAINING

It is the Company's policy that every Director should receive appropriate training when he or she is appointed to the Board, and subsequently as necessary. During 2005 Mr Queen and Miss Radcliffe both joined the Board as Non-Executive Directors whilst Mr Currie and Mr Kuipers became Executive Directors.

A detailed induction process was completed for each of the Directors to ensure that they were able to discharge their responsibilities effectively; this included in the case of Mr Queen and Miss Radcliffe, attendance at the Company's Interim and Preliminary Results presentations, where they were available to meet with major shareholders. The Company's induction process is designed to ensure that every new Director understands his or her responsibilities as a Director of the Company. Where appropriate, the process also enables Directors to build an understanding of the Company, its business and the market in which it operates. It also assists with the formulation of a link with the senior executives in the Company and facilitates an understanding of the Company's main relationships with its major customers, suppliers and shareholders.

The initial induction programme is supported by an ongoing training programme for all Directors to ensure that they remain fully up to date with legal, regulatory and financial developments. In addition to this programme, at Board meetings during 2005, a number of the Company's senior executives provided presentations concerning their areas of responsibility. This ensures that the Board remains fully up to date on the Group's business. The ongoing training process is enhanced by the annual appraisal process, where Directors are asked to identify areas where additional training is required.

To enable the Board to function effectively, all Directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. The Company also arranges additional, specific training or support for any Director who requests it.

The Chairman ensures that all Directors are properly briefed on issues to be discussed at Board meetings. All Directors are able to obtain further advice or seek clarity on issues raised at Board meetings from within the Company or from external professional sources. All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed.

Additionally, the Company Secretary provides regular reports to the Board to ensure that it remains up to date on the latest regulatory, legal and governance developments relevant to the Company and its officers. Where necessary, the Directors are able to take independent professional advice at the Company's expense.

INDEMNITIES

The Company's Articles of Association provide an indemnity to Directors against certain liabilities incurred as a result of their office. The indemnities extend to defending any proceedings in which judgement is given in the Directors' favour, or in which they are acquitted or in any proceedings in which relief is granted by a court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. In addition, the Company arranges Directors and Officer's Insurance on behalf of its Directors in accordance with the provisions of the Companies Act 1985.

BOARD EVALUATION AND DIRECTOR APPRAISAL

The Combined Code requires that Non-Executive Directors, the Board and its Committees should be subject to annual appraisal. Where a Non-Executive Director is proposed for re-election beyond six years, the proposal should be subject to a particularly rigorous review, and should take into account the need for progressive refreshing of the Board.

All Executive Directors, Non-Executive Directors and the Chairman were subject to an appraisal during the year under review to ensure that their contribution continued to be of the highest standard.

The Chief Executive and all of the Non-Executive Directors were appraised by the Chairman whilst the appraisal of the Group Finance Director, Deputy Chief Executive and other Executive Directors was completed by the Chief Executive. After a meeting of the Non-Executive Directors in absence of the Chairman and having also canvassed the opinions of the Executive Directors, the Senior Independent Director conducted the appraisal of the Chairman.

For the year under review, the conclusion of the appraisal exercise was that each Non-Executive Director, Executive Director and the Chairman continued to demonstrate a continued commitment and effective contribution to their position. The terms of appointment of each Non-Executive Director have been renewed for a further year with effect from 1 January 2006, subject to re-election where appropriate at the Annual General Meeting to be held in April 2006.

In addition to the appraisal of the individual Directors, an evaluation of the Board and its Committees was also completed. This evaluation process consisted of a lengthy questionnaire that canvassed the Directors' views on a wide range of matters including, the effectiveness of the Board, its Committees and the Chairman. The Directors were also asked to comment on the Board meeting process, the composition of the Board, and the interaction between the Board and its Committees.

The Secretary reported to the Board on the outcome of the evaluation exercise. The process was completed by the Board considering and debating the Secretary's report and reviewing the respective strengths and weaknesses of the Board, its members and its Committees.

The Secretary reported to the Board that the evaluation of the Board and its Committees showed that they were discharging their responsibilities effectively and confirmed that the process also provided useful feedback that would be used to improve current practice and procedures.

BOARD COMMITTEES

In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of Committees to assist it in the way that it deals with matters that are reserved for its consideration. The Chairman and membership of each Committee are set out on page 17. Each Committee has detailed terms of reference clearly setting out its remit and authority. In accordance with the Combined Code, the terms of reference of the Audit, Nominations, Remuneration and Risk Committees are available on the Company's website and on request in writing from the Company Secretary.

In addition to the meetings of the Board and the Committees which took place throughout the year, the Chairman also held meetings with Non-Executive Directors in absence of the Executive Directors and the Non-Executive Directors met in absence of the Chairman and the Executives.

The following paragraphs set out details of the Committees and the particular work that they undertake.

AUDIT COMMITTEE

The Audit Committee comprises five independent Non-Executive Directors and met six times during 2005. It considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group. It also reports to the Board on both financial and non-financial controls. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors. In February 2005 the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2005 Annual General Meeting.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings of the Audit Committee and they have direct access to the Committee and its Chairman at all times.

The Chief Internal Auditor provides further assurance that the significant risks identified by the business are properly managed. The Chief Internal Auditor also has direct access to the Audit Committee and its Chairman. The Executive Directors are not members of the Audit Committee but attend meetings by invitation of the Audit Committee, as necessary, to facilitate its business.

The Audit Committee reviews the internal control system on behalf of the Board and is also responsible for reviewing the effectiveness of the Internal Audit function. At each meeting the Committee receives reports of reviews conducted throughout the Company by the Internal Audit and (periodically) Compliance functions.

The Combined Code requires the Board to be satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The Board is satisfied in this regard and, in addition, in the opinion of the Board the qualifications of each of the Audit Committee members gives the Audit Committee the breadth of financial experience to discharge its responsibilities.

CHAIRMAN'S COMMITTEE

The principal function of the Chairman's Committee is to review the Company's strategy and to consider any major operational issues or proposals for significant new initiatives that may arise. The Committee only meets as a formal Committee in exceptional circumstances and its activities are reported to the Board. The Committee comprises the Chairman, the Executive Directors and the Company Secretary.

NOMINATIONS COMMITTEE

The Nominations Committee comprises the Chairman and two independent Non-Executive Directors. The Committee met once during 2005. It monitors and reviews the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

During 2005, the Nominations Committee assessed the size of the Board, the attributes of the Board members, the continued growth of the Company and its strategic aims. Following the addition of two Non-Executive Directors and two Executive Directors in 2005, the Nominations Committee believes that the Board has an appropriate number of Directors with a suitable range of knowledge and skills and that, for the time being, the performance of the Board would not be improved by the recruitment of additional directors.

During 2005, the Committee also considered the succession to the position of Senior Independent Director, in anticipation of Sir George Russell's retirement from the Board. Having considered the duties and expectations of the position, Sir Ian Gibson taking no part in the debate, the Committee concluded that Sir Ian possessed the necessary qualities of experience and business acumen. The Committee therefore recommended to the Board that the appointment should be made, and at its November meeting, the Board approved this recommendation.

REMUNERATION COMMITTEE

The Remuneration Committee comprises seven independent Non-Executive Directors

and met twice in 2005. It is responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities the Remuneration Committee takes professional advice from within and outside the Company. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set in the Articles of Association. The Remuneration Committee also determines the level of remuneration for the Company's Management Board Directors (comprising management at the level immediately below the Board).

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information may be found in the Company's Directors' Remuneration Report.

RISK COMMITTEE

The Risk Committee comprises four independent Non-Executive Directors and the Executive Directors, Keith Currie and Andy Kuipers having been appointed to the Committee with effect from 1 January 2006. The Risk Committee met four times during 2005. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present their findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasises and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering the major findings of any of the Financial Services Authority or internal/external audit's risk management review and management's response.

To assist the Board in discharging its responsibilities for the setting of Risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy. As part of the implementation of the International Convergence of Capital Measurement and Capital Standards: Revised Framework (commonly known as Basle II) the Committee has responsibility for monitoring the performance of the Company's Basle credit rating systems and reviewing reports prepared by the Credit Risk Management Group and the Basle Steering Group.

The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with the statutory requirements and financial reporting standards.

INTERNAL CONTROL

The Board of Directors is responsible for the Group's system of internal control and for annually reviewing its effectiveness. The system of internal control is designed to manage risk rather than eliminate it and in this regard, the Board considers that Northern Rock is a well-controlled, risk-averse business that continues to adopt a prudent stance in the management of risk. Through the work undertaken in this area by the Audit Committee and reported to it, the Board has reviewed the effectiveness of the system of internal control and is satisfied that there is a sound system of internal control that safeguards shareholders' investments and the Company's assets.

In accordance with the guidance set out in the Turnbull Guidance on Internal Control, the Company has an ongoing process for identifying, evaluating and managing the significant risks faced by it. This process was in place for the period 1 January 2005 to 31 December 2005 and remained in place on the date that the 2005 Annual Report and Accounts was approved by the Board. As part of the Company's continuing evaluation of internal control, the Board has reviewed and (where necessary) updated the process for identifying and evaluating significant risks affecting the business and the policies and procedures by which these risks are managed.

The Company is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organisational structure with clear reporting lines and a commitment to recruiting and training staff governed by appropriate codes of conduct. In addition, the Group maintains procedure manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorisation limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Chief Executive reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Executive Committee, the Risk Committee and the Audit Committee.

A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in note 39 to the accounts. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilised. In addition, regular reporting of all risk exposures is monitored throughout the Company by the Operational Risk Group whose membership is drawn from each of the Company's departments within

which operational risk may arise. This Group reports to Management Board Asset and Liability Committee on a monthly basis and subsequently to each meeting of Risk Committee.

The Company's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

The Company has in place a formal procedure by which staff can, in confidence, raise concerns about possible improprieties in financial and other matters – commonly referred to as 'whistleblowing' procedures. Details of these arrangements are set out in the Company's Standards of Business Conduct. The Company's whistleblowing policy is intended to encourage and enable staff to raise serious concerns. Employees reporting concerns in this way are afforded certain rights through legislation (Public Interest Disclosure Act 1998) and have access to a confidential 'whistleblowing' telephone line.

The Audit Committee reviews this procedure on an annual basis and remains satisfied that it incorporates arrangements for the proportionate and independent investigation of matters raised and for appropriate follow up action.

COMMUNICATIONS

A Summary Financial Statement is issued to all shareholders and a copy of the Annual Report and Accounts is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk. The Company communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. The Company also deals with a number of written enquiries from shareholders throughout the year.

The Company regards communication with institutional shareholders as important and its Investor Relations department maintains a high level of contact throughout the year with institutional shareholders.

The Company Secretary also reports regularly to the Board on feedback received from shareholders. Additionally, the Chief Executive, Group Finance Director and other Executive Directors have extensive ongoing contact with shareholders and feedback arising from this is also reported to the Board. Coupled with presentations from analysts and brokers throughout the year, these arrangements ensure that all Directors, both Executive and Non-Executive, remain up to date on the views of major shareholders.

As Senior Independent Director, Sir George Russell (and after his retirement, Sir Ian Gibson) is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Group Finance Director has failed to resolve or for which such contact is inappropriate.

To ensure that opportunities are offered to major shareholders to meet with members of the Board, a number of more informal meetings are also held throughout the year where investor feedback on strategy and governance is encouraged.

GOING CONCERN

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group as at the end of the year and of the profit or loss of the Group for the year.

The Directors consider that in preparing the financial statements on pages 50 to 102 appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Company and Group keeps accounting records that disclose with reasonable accuracy at any time the Company and Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

The maintenance and integrity of the Northern Rock plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

COMMITTEES

Membership of the Board's Committees is set out below.

AUDIT COMMITTEE
+ Sir Derek Wanless (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ N Pease
+ M J Queen

CHAIRMAN'S COMMITTEE
+ Dr M W Ridley (Chairman)
* A J Applegarth
* D F Baker
* R F Bennett
* A M Kuipers
* K M Currie
• C Taylor

NOMINATIONS COMMITTEE
+ Dr M W Ridley (Chairman)
+ Sir Ian Gibson
+ Sir Derek Wanless

REMUNERATION COMMITTEE
+ N Pease (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ M J Queen
+ R A Radcliffe
+ Sir George Russell
+ Sir Derek Wanless

RISK COMMITTEE
+ Sir Derek Wanless (Chairman)
+ Sir Ian Gibson
+ R A Radcliffe
+ Sir George Russell
* A J Applegarth
* D F Baker
* R F Bennett
* K M Currie (appointed 1 January 2006)
* A M Kuipers (appointed 1 January 2006)

+ Non-Executive Director
* Executive Director
• Executive

DIRECTORS' REMUNERATION REPORT

SUMMARY

The Directors' Remuneration Report is presented to shareholders by the Board and contains the following information:

- A description of the role of the Remuneration Committee;
- A summary of the Group's Remuneration Policy including a statement of the Company's policy on Directors' remuneration;
- Graphs illustrating the performance of the Company relative to the FTSE 100 Index and the FTSE 350 Index for the last five years;
- Details of the terms of the service contracts and the remuneration of each Director for the preceding financial year;
- Details of the share options and awards under long-term incentive schemes held by the Directors; and
- Details of each Director's interests in Ordinary Shares in the Company.

This Report complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations"). This Report also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by the Group.

A resolution will be put to Shareholders at the Annual General Meeting on 25 April 2006 inviting them to consider and approve this Report.

THE REMUNERATION COMMITTEE

The Remuneration Committee (the Committee) consists entirely of independent Non-Executive Directors and comprises Ms N Pease (Chairman), Mr N A H Fenwick, Sir Ian Gibson, Mr M J Queen, Miss R A Radcliffe, Sir George Russell and Sir Derek Wanless.

Where appropriate, the Chairman and Chief Executive are invited to attend meetings of the Committee, save that they are absent when their own remuneration is under consideration. The Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board.

The Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons and advisors provided advice or services that materially assisted the Committee in its consideration of Directors' remuneration matters during the year:

- The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors;
- Internal support was provided to the Committee by the Company Secretary;
- Watson Wyatt LLP advised the Committee on a range of issues including the benchmarking of Executive Directors' salaries and the Chairman's fee. In addition to providing this advice to the Committee, Watson Wyatt LLP advised the Board on the benchmarking of Non-Executive Directors' fees and are the consulting actuaries to the Company who advised on various pension issues;
- Inbucon Administration Ltd was responsible for preparing Total Shareholder Return calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to the Company; and
- Freshfields Bruckhaus Deringer advised the Company on various share plan matters and compliance with the Regulations. They are the Company's main legal advisor.

COMPLIANCE

The Company has complied with the provisions of the Combined Code relating to Directors' remuneration throughout the year.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Committee believes that the continuing improvement in the performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide competitive packages to motivate, reward and retain Executive Directors of high quality and to align their interests with those of shareholders.

The Board has adopted, on the recommendation of the Committee, a remuneration policy with the objectives set out below:

(i) The remuneration packages for Executive Directors are designed to be competitive in terms of market practice;

(ii) Performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and

(iii) To motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

It is intended that this policy should continue to apply for 2006 and subsequent years

The Committee regularly reviews all aspects of remuneration to ensure they remain appropriate. The operation of share incentive schemes is kept under review to ensure that they remain appropriate to the Company's current circumstances and prospects.

This report sets out the Company's policy on Executive Directors' remuneration for

2006 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2006 is required by the Regulations. The Committee is able to state its remuneration policy for 2006 with reasonable certainty, and this policy will continue in subsequent years unless changed by the Committee. The Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice.

Any changes in policy for years after 2006 will be described in future Directors' Remuneration Reports; such reports will continue to be subject to shareholder approval. All statements in this report in relation to remuneration policy for years after 2006 should be read in light of this paragraph.

ELEMENTS OF REMUNERATION

Remuneration comprises: basic salary, annual bonus, pension benefits and benefits in kind. In addition, Executive Directors and senior executives participate in certain share based incentive schemes, comprising the bonus matching plan, deferred share scheme and long term incentive plan. These share-based incentive schemes, and the annual bonus, are performance-related, and the Remuneration Committee regards them as a key element in the Executive Directors' remuneration package.

As a result of changes to the performance-related elements of remuneration in recent years (including, from 2005, the imposition of a corporate performance condition on awards vesting under the bonus matching plan and deferred share scheme, and the increase in annual bonus potential as described below), the performance-related element of total potential remuneration has materially increased in recent years.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director, and revised salaries took effect from 1 January 2006 as follows:

A J Applegarth
£690,000 (2005 - £625,000)

D F Baker
£455,000 (2005 - £390,000)

R F Bennett
£455,000 (2005 - £390,000)

K M Currie
£365,000 (2005 - £270,000 from 5 January 2005)

A M Kuipers
£365,000 (2005 - £270,000 from 5 January 2005)

The revised salaries of the Executive Directors have been benchmarked against salaries paid for similar positions in banks in the FTSE 100 Index and for companies in positions 63 – 87 in the FTSE 100 Index being the grouping of companies around Northern Rock in the FTSE as of 30 June 2005, the date of the exercise.

During 2005 the Company's 12 Management Board Directors were paid salaries ranging from £90,000 to £192,000.

SHORT TERM BONUS SCHEME

Northern Rock operates a short term cash bonus scheme under which payments are made on an annual basis at the discretion of the Committee. All of the Executive Directors and certain senior executives participate in this scheme.

This cash bonus scheme relates to year-on-year increases in the Group's statutory profit before taxation, adjusted to exclude the effect of extraordinary and exceptional items and payments to The Northern Rock Foundation, with increases in profit before taxation generating a bonus payment equal to a percentage of salary. Only where there is an increase in profit before taxation will participants be eligible for a short term bonus. Every 1% increase in profit before taxation generates a bonus payment equal to 5% of salary with a maximum of 100% of salary by way of bonus for 20% increase in profits (with a sliding scale between these points). Payment of one-third of the bonus will be subject to the Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business. The bonus payable is reduced by the value of shares appropriated under the all-employee Inland Revenue Share Incentive Plan for the year, to the extent needed to ensure that the relevant bonus cap is not exceeded. On this basis, the bonus earned in respect of 2005 was 84.7% of salary.

For 2006 and thereafter the Committee will continue to operate the cash bonus scheme on the same basis as for 2005 save that the level of bonus will be based upon increases in underlying profit attributable to equity shareholders. This will provide a more transparent method of performance comparison under the new International Financial Reporting Standards and will more closely align scheme payments to shareholder interests.

BONUS MATCHING PLAN

Participants are also encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock. All of the Executive Directors and certain other senior executives are entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares which will be held for a period of three years; alternatively they may elect to deposit their own shares with an aggregate value not exceeding the cash amount of the after tax bonus. The shares acquired or deposited will be eligible for additional "matched" shares at the end of the three-year period, provided the participant has remained an employee of the Group.

The plan is designed to achieve one-for-one matching on an after tax basis. As the participant's shares are invested in the plan on an after tax basis, but the matched shares only attract income tax and national insurance contributions if and when they are released from the plan, the number of matched shares is increased (by reference to tax rates at the time the matching shares

are initially awarded) to reflect the fact that they will attract income tax if and when they are released. Entitlement to the matched shares will normally be lost if the participant leaves employment except in certain "good leaver" circumstances.

For awards made under the bonus matching plan in 2005 and future years, the release of matched share awards is dependent on the Group achieving average real EPS growth of 3% per annum over the three financial years pending their release. This performance target was also adopted for deferred share awards made under the deferred scheme referred to below and was given shareholder approval at the Annual General Meeting on 26 April 2005.

The bonus matching plan was operated in respect of 2005, resulting in the share awards to Executive Directors described on page 26. The Committee will continue to operate it in respect of 2006 and future years.

The beneficial ownership of the matched shares transfers to the participant on the grant of an award. The matched shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on their matched shares during the restricted period.

DEFERRED SHARE SCHEME
Under a separate element of the short term bonus scheme, the Committee may grant to Executive Directors and certain senior executives who receive a cash bonus under that scheme an award of shares with a pre-tax value equal to the pre-tax value of their cash bonus. A participant who is granted an award must normally continue to hold these shares and remain an employee of the Group for a period of three years from the date of the award in order to retain the full number of shares so granted to them, although shares will be released earlier in certain "good leaver" circumstances.

This deferred share scheme was operated in respect of 2005 resulting in the share awards to Executive Directors described on page 27. The Committee will continue to operate the deferred share scheme in respect of 2006 and future years.

The beneficial ownership of the deferred shares transfers to the participant on the grant of an award. The deferred shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on their deferred shares during the restricted period.

LONG TERM INCENTIVE PLAN
All Executive Directors participate in a long term incentive plan ("LTIP"), which was approved by shareholders in 1998. Awards have been made in 1998 and each subsequent year thereafter. The plan involves the grant of share awards, which can only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. The number of shares comprised in an award is calculated by reference to a percentage of salary, with the maximum award of shares being 100% of salary.

Performance is measured over a three year period on the basis of total shareholder return ("TSR"), comparing the Company's performance to that of the companies in an appropriate index at the date of an award. The Remuneration Committee decided that, for awards in 2005 and subsequent years, the FTSE 100 Index would be used. For previous awards, the FTSE 350 Index was used because, at the time the LTIP was approved in 1998, the Company's market capitalisation placed it around the mid-point of the constituents of that index. The Company joined the FTSE 100 Index in September 2001. The extent to which an award is realisable depends on the Company's ranking in this comparison. Awards are released on a sliding scale between median and top quartile performance with 25 per cent of an award being released for median performance and 100 per cent of the award being released for a ranking within the top quartile. If the Group's performance is below the median, none of the shares in an award will vest. There is no re-testing of targets.

There is also an earnings per share threshold, which requires that the Group's earnings per share growth over the three year period must exceed the growth in the UK Retail Prices Index ("RPI") by an average of at least 3% per annum. This performance condition is designed to ensure that the vesting level of LTIP awards is dependent on satisfactory year-on-year financial performance as well as above-median TSR ranking.

The LTIP was operated in 2005, resulting in the share awards to Executive Directors set out in the table on page 29. The Committee will continue to operate it for Executive Directors in 2006 and future years. A separate share scheme, in substantially the same terms as the LTIP, has been adopted by the Remuneration Committee and is extended to 36 executives. This is also now subject to the FTSE 100 performance target. Executive Directors are not eligible to participate in this scheme, and awards under it will be satisfied with existing shares only.

ALL-EMPLOYEE SHARE SCHEMES
Executive Directors are eligible to participate in the Company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) The Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract), and exercise of the option is not subject to satisfaction of a performance target;

(ii) The Employee Share Option Scheme, an HM Revenue & Customs approved share option scheme under which options have been granted to substantially all employees. Under this scheme the aggregate exercise value of unexercised options may not exceed £30,000. Options under this scheme may not be exercised unless real earnings per share of the Company has grown by more than 2% over the life of the option. This performance condition is designed to ensure that the

- exercisability of options is dependent on satisfactory year-on-year financial performance on a sustained basis; and

(iii) The Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed £3,000 per year. The value of share awards under this scheme is dependent on the Group's profits. The SIP operates within specific tax legislation. Any payment made under the SIP together with any amount payable under the short term cash bonus scheme may not exceed the overall bonus cap from time to time.

The Committee is satisfied that these schemes constitute a well considered overall plan for Executive Directors' and senior executives' long-term remuneration. These schemes are kept under regular review, to take account of changing circumstances. Bonus and share incentive scheme payments are not taken into account for pension purposes. It should be noted that the Executive Directors elected not to participate in the last two grants made under the Employee Share Option Scheme, namely those made in 2002 and 2005.

PENSION BENEFITS

The following section describes the pension arrangements currently in force for the Executive Directors. These arrangements will be affected by changes to the tax treatment of the current UK pension regime contained in the Finance Act 2004 which is effective from 6 April 2006 ("A Day"). The Company will not reimburse any additional tax burden that falls due to an individual Executive Director. The Company has also agreed to pay those employees who elect to "cap" their pension at A Day a cash supplement in respect of the loss of future pension accrual, on a cost neutral basis to the Company. As a consequence of these changes, a principle of cost neutrality will apply to those Executive Directors who, with the Company's agreement, take early retirement at 55, without actuarial reduction of pension. Where this occurs, the money that would have been paid into the Northern Rock Pension Scheme to offset the actuarial reduction, will be paid to the individual and subject to deduction in respect of income tax and National Insurance. The Company will re-imburse reasonable professional fees for advice to Executive Directors concerning the changes to the pension regime.

Each of the Executive Directors currently participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. On death in service the scheme also provides for a dependant's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the pension scheme is 60 which enables members to achieve the maximum pension of 2/3rds of their salary at normal retirement age after 40 years service.

For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings, excluding Director's fees, is payable, plus a return of member's contributions. In addition, a pension of 50% of the member's prospective pension at the age of 60, based on pensionable earnings at death, is payable to a surviving spouse providing the couple were married before retirement. On death before retirement after leaving the scheme, a benefit of 50% of the member's deferred pension, re-valued to the date of death, is payable to a surviving spouse. For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension is payable. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education).

Subject to the Trustees' approval, early retirement may be granted from the age of 50, or at any age due to ill-health. The pension is calculated at the date of retirement based on accrued pensionable service and final pensionable earnings at that date. The pension will then be actuarially reduced to take account of early payment by an amount of 0.25% for each complete month before normal retirement date. The Company and the Trustees have agreed that if Mr Applegarth or Mr Baker (having attained age 55) retire with the consent of the Company they will receive immediate payment of their accrued pension without the application of an actuarial reduction.

If Mr Applegarth or Mr Baker elect to retire after attaining the age of 55 without the consent of the Company they will receive an immediate pension being the accrued deferred pension reduced by 3% for each year or proportionate part thereof by which retirement precedes age 60.

Post retirement increases to pensions arising from membership of the defined benefit scheme are guaranteed each year at the rate of 3% per annum compound, subject to any guaranteed minimum pension. Pension benefits accrued after 5 April 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

In addition to the normal scheme increases, and subject to the defined benefit scheme fund having adequate resources, the Trustees may award further discretionary increases each April. Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which the Company does not contribute.

The Company also operates an unapproved unfunded arrangement for Mr Bennett (which is provided for in the Company's accounts and maintains pension entitlement from previous employment) to provide additional benefits to the main scheme. The unfunded arrangement is designed to ensure that Mr Bennett (or his spouse) will receive the level of pension benefit in respect of his eligible earnings in excess of the pensions "earnings cap", currently £105,600 (2004/05 – £102,000) per annum, which are not pensioned by the Northern Rock Pension Scheme. Mr Bennett contributes 5% of his basic salary including those earnings in excess of the earnings cap. Mr Bennett's pension will accrue at the rate of 1/36th of pensionable earnings for each year (and pro rata for each part year) of pensionable service from 1 November 1993 (date joined pension scheme). In addition, all

pension calculations shall include pensionable service brought forward from previous employers of 19 years 5 months at a rate of accrual of 1/60th per annum and 5 years 1 month at a rate of accrual of 1/36th per annum.

The total of the pension provided for Mr Bennett at normal retirement date or at any age after his 55th birthday, where the retirement is by mutual consent or at the Company's request, shall be the maximum of two thirds of his uncapped final pensionable earnings. If retirement occurs prior to age 60 without the consent of the Company, he may elect to receive an immediate pension being the accrued deferred pension with a maximum of two thirds of his uncapped final pensionable earnings reduced by 3% for each year (and proportionate for each part thereof) by which retirement precedes age 60.

The aggregate of pension increases to be provided whether in deferment or in payment shall be the greater of 5% per annum or RPI, subject to any guaranteed minimum pension and the increases as granted by the Trustees of the scheme inclusive of any discretionary increases.

Should Mr Bennett die in service or in receipt of benefits under the Company's Permanent Health Insurance Scheme prior to age 60, a lump sum shall be paid of four times his earnings at death plus a return of his contributions. In addition, if he leaves a surviving spouse she shall receive a pension of four ninths of his uncapped final pensionable earnings. Any child or children under the age of 25 receiving full-time education would receive an allowance of one half of the entitlement of the surviving spouse. Should Mr Bennett die whilst in receipt of a pension prior to age 60, a lump sum of four times his earnings at retirement shall be payable. On death in receipt of a pension, any surviving spouse would receive a pension of two thirds of the pension Mr Bennett would have been receiving at death, ignoring any pension commuted for a tax free cash sum.

Any income tax or other related tax due on the Company's contribution to the unfunded arrangement which, under an uncapped arrangement, would not have been paid by Mr Bennett, will be borne by the Company up to two thirds of the contribution amount. In addition, any income tax or related tax due on the cash sum commutation will be borne by the Company up to two thirds of the commutation amount.

BENEFITS IN KIND

Each Executive Director is provided with company car and medical insurance benefits. The Executive Directors had, as employees of Northern Rock Building Society (or in the case of Mr Currie and Mr Kuipers as employees of the Company prior to their appointment as Directors), entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given to an Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice.

All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr Baker and Mr Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr Applegarth, Mr Kuipers and Mr Currie) a payment in lieu of notice equal to such amount. Mr Applegarth, Mr Baker and Mr Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment and receive a liquidated damages payment calculated on the same basis. The terms of reference of the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances, to mitigate the amount of termination payments made to Executive Directors.

POLICY ON EXTERNAL NON-EXECUTIVE DIRECTORSHIPS HELD BY EXECUTIVE DIRECTORS

Executive Directors are permitted to hold one external non-executive directorship unrelated to the Company's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. On this basis, Mr Bennett is a Non-Executive Director of Greggs plc, and Mr Bennett was entitled to fees of £28,000 from that company in respect of 2005. Mr Applegarth was appointed as a Non-Executive Director of Persimmon Homes plc in May 2005 and was entitled to fees of £26,667 in respect of 2005.

PERFORMANCE GRAPHS

The performance graphs set out below illustrate the Group's Total Shareholder Return ("TSR") performance over the preceding five years, 2001 to 2005, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001, and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001.

The FTSE 350 Index has been included because members of this index comprise the comparator group for long term incentive plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.

FTSE 100


TSR % 60
50
40
30
20
10
0
-10
-20
-30

	2001 (%)	2002 (%)	2003 (%)	2004 (%)	2005 (%)
Northern Rock ——	+51	+8	+12	+13	+25
FTSE 100	-14	-22	+18	+11	+21

FTSE 350


TSR % 60
50
40
30
20
10
0
-10
-20
-30

	2001 (%)	2002 (%)	2003 (%)	2004 (%)	2005 (%)
Northern Rock ——	+51	+8	+12	+13	+25
FTSE 350	-13	-23	+20	+13	+22

SERVICE CONTRACTS

Mr Applegarth is employed under a service contract with the Company dated 1 March 2001. His current annual salary is £690,000, and he is entitled under the contract to participation in the Company's bonus scheme, a company car (or allowance in lieu), membership of the Company's pension scheme, life assurance cover equal to four times salary, permanent health insurance, private medical insurance cover and the continuation of a mortgage at a concessionary rate (which was granted before the Company's conversion to plc status). Mr Applegarth's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months notice given by the Company and 6 months notice given by Mr Applegarth. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(i) 100 per cent of basic annual salary;

(ii) The amount of annual bonus paid in respect of the preceding financial year; and

(iii) The annual cost to the Company of providing pension and all other benefits to which Mr Applegarth is entitled under his contract.

In addition, Mr Applegarth may elect to terminate the contract on one month's notice given within six months following a change of control of the Company. In these circumstances, Mr Applegarth would become entitled to a lump sum payment equal to the aggregate of:

(i) 100 per cent of basic annual salary;

(ii) The amount of annual bonus paid in respect of the preceding financial year; and

(iii) The annual cost to the Company of providing pension and all other benefits specified in his service contract.

Mr Bennett is employed under a service contract with the Company dated 26 August 1997, which was amended by a supplemental agreement dated 12 March 1998. His current annual salary is £455,000. He is entitled to the same benefits as those specified above in relation

to Mr Applegarth, save that Mr Bennett is entitled to special pension arrangements which are described on pages 21 and 22.

Mr Bennett's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Bennett. The Company may at its discretion elect to terminate the contract early by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Applegarth's post-change of control liquidated damages entitlement.

In the event of a change of control of the Company, Mr Bennett may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr Baker is employed under a service contract with the Company dated 26 August 1997, which was amended by supplemental agreements dated 12 March 1998 and 1 July 1999. His current annual salary is £455,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth (save that Mr Baker has repaid the mortgage awarded to him before the Company's conversion to plc status, and is not entitled to a further mortgage on concessionary terms).

Mr Baker's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Baker.

The Company may elect to terminate the contract by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Bennett. In the event of a change of control of the Company, Mr Baker may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr Currie and Mr Kuipers are each employed under service contracts with the Company dated 5 January 2005. Their current annual salaries are £365,000, and they are entitled under the terms of their contracts to participate in the Company's bonus scheme, to receive a company car and expenses (or a monthly car allowance), membership of the Company's pension scheme, life assurance cover equal to four times basic salary and the continuation of a concessionary mortgage (which was granted to them before they became directors of the Company). Their contracts are for an indefinite term ending automatically on their retirement (age 60). The contracts may however be terminated by 12 months' notice given by the Company and six months' notice given by the Directors.

The Company may at its discretion elect to terminate Mr Currie's and Mr Kuipers' contracts by making a payment in lieu of notice equal to:

(i) 100 per cent of basic salary;

(ii) The amount of annual bonus paid in respect of the preceding financial year; and

(iii) The annual cost to the Company of providing pension and all other benefits to which they are entitled under their contracts.

The payment in lieu of notice payments may be made in phased instalments at the Company's discretion.

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The remuneration of the Chairman is determined by the Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

The Chairman's annual fee is £300,000 (2005 – £250,000). The Senior Independent Non-Executive Director's annual fee is £67,000 (2005 – £55,000). Non-Executive Directors receive an annual fee of £44,000 (2005 – £40,000). The fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees is £5,000 (2005 – £3,500) or, where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to them is £15,000 (2005 – £13,000).

These revised fees for the Chairman and Non-Executive Directors were determined after consideration of an extensive report by Watson Wyatt LLP on the fees paid for similar roles at banks in the FTSE 100 Index, and for Companies positioned 51 - 100 in the FTSE 100 Index.

The Chairman and Non-Executive Directors serve the Company under letters of appointment, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Company and it is the Company's policy that they do not participate in bonus, incentive or pension schemes. However, Sir George Russell, who also served on the Board of Northern Rock Building Society, (see page 25) is a member of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits after 30 June 1997.

DIRECTORS' REMUNERATION REPORT (continued)

INFORMATION SUBJECT TO AUDIT

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration is set out below:

Non-Executive Directors	**2005**	2004
	£000	£000
Dr M W Ridley (appointed Chairman 27 April 2004)	**218**	127
N A H Fenwick	**43**	36
Sir Ian Gibson	**49**	38
N Pease	**53**	43
M J Queen (appointed 5 January 2005)	**43**	–
R A Radcliffe (appointed 1 March 2005)	**37**	–
Sir George Russell*	**60**	53
Sir Derek Wanless	**69**	51
Sir John Riddell, Bt. (retired 27 April 2004)	**–**	50
Sir David Chapman, Bt. (retired 27 April 2004)	**–**	12
	572	410

*Sir George Russell is also in receipt of a pension from the Northern Rock Building Society non-contributory pension scheme, which ceased to accrue benefits after 30 June 1997. This pension came into payment on 25 October 2005 at the rate of £12,229 p.a. in line with the scheme rules.

Executive Directors	**Chief Executive**	**Deputy Chief Executive**	**Group Finance Director**	**Executive Director**	**Executive Director**	**Total**
	A J Applegarth	**D F Baker**	**R F Bennett**	**K M Currie (appointed 5 Jan 2005)**	**A M Kuipers (appointed 5 Jan 2005)**	
	£000	**£000**	**£000**	**£000**	**£000**	**£000**
2005						
Salaries and fees	**625**	**390**	**390**	**270**	**270**	**1,945**
Bonus	**529**	**330**	**330**	**229**	**229**	**1,647**
Total remuneration	**1,154**	**720**	**720**	**499**	**499**	**3,592**
Non cash benefits	**14**	**10**	**18**	**11**	**11**	**64**
Total emoluments	**1,168**	**730**	**738**	**510**	**510**	**3,656**
2004						
Salaries and fees	565	375	375	–	–	1,315
Bonus	368	244	244	–	–	856
Total remuneration	933	619	619	–	–	2,171
Non cash benefits	13	11	18	–	–	42
Total emoluments	946	630	637	–	–	2,213

There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

The nature of the non-cash benefits is set out on page 22.

BONUS MATCHING PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the bonus matching plan by year of grant are as follows:

Rights under the bonus matching plan

	Date granted	Rights held under plan at 31 Dec 04	Rights granted during 2005	Market price of each share at date of grant £	Rights released during 2005	Rights held under plan at 31 Dec 05	Date of end of qualifying period
A J Applegarth	Jan 02	23,723	–	6.66	(23,723)	–	–
	Jan 03	52,253	–	6.10	–	52,253	Jan 06
	Jan 04	53,208	–	7.40	–	53,208	Jan 07
	Jan 05	–	47,618	7.73	–	47,618	Jan 08
D F Baker	Jan 02	21,621	–	6.66	(21,621)	–	–
	Jan 03	38,728	–	6.10	–	38,728	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
R F Bennett	Jan 02	21,621	–	6.66	(21,621)	–	–
	Jan 03	38,728	–	6.10	–	38,728	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
K M Currie	Jan 02	9,383	–	6.66	(9,383)	–	–
(appointed 5 January 2005)	Jan 03	22,130	–	6.10	–	22,130	Jan 06
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08
A M Kuipers	Jan 02	9,383	–	6.66	(9,383)	–	–
(appointed 5 January 2005)	Jan 03	22,130	–	6.10	–	22,130	Jan 06
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08

For 2004 and previous years, the release of matched share awards was not dependent on satisfaction of a further performance condition because the value of matched share awards was derived from annual bonus criteria and was therefore dependent on corporate performance.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £1,138,922 was charged to the income statement (2004 £718,646).

Further awards were granted on 26 January 2006 at £9.57 per share as follows:

A J Applegarth	55,315
D F Baker	34,517
R F Bennett	34,517
K M Currie	23,895
A M Kuipers	23,895

Rights vested under the bonus matching plan during 2005

	Number of ordinary shares	Date on which rights were awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	23,723	Jan 02	6.66	Jan 05	7.73
D F Baker	21,621	Jan 02	6.66	Jan 05	7.73
R F Bennett	21,621	Jan 02	6.66	Jan 05	7.73
K M Currie	9,383	Jan 02	6.66	Jan 05	7.73
A M Kuipers	9,383	Jan 02	6.66	Jan 05	7.73

Rights were released in January 2006 at £9.57 per share as follows:

A J Applegarth	52,253
D F Baker	38,728
R F Bennett	38,728
K M Currie	22,130
A M Kuipers	22,130

The value of the bonus matching award is derived from the annual bonus criteria (relating to the year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. At the 2005 Annual General Meeting, shareholders approved a resolution amending the scheme terms and conditions to incorporate a performance condition for the release of bonus matching share awards. For awards in 2005 and subsequent years the value of any bonus matching share awards will be dependent on the Group achieving real earnings per share growth of 3% per annum over the three years prior to their release.

DEFERRED SHARE SCHEME

Details of the Ordinary Shares over which the Directors have conditional rights under the deferred share scheme by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 04	Rights granted during 2005	Market price of each share at date of grant £	Rights released during 2005	Rights held under plan at 31 Dec 05	Date of end of qualifying period
A J Applegarth	Jan 02	27,778	–	6.66	(27,778)	–	–
	Jan 03	52,254	–	6.10	–	52,254	Jan 06
	Jan 04	53,208	–	7.40	–	53,208	Jan 07
	Jan 05	–	47,618	7.73	–	47,618	Jan 08
D F Baker	Jan 02	21,622	–	6.66	(21,622)	–	–
	Jan 03	38,730	–	6.10	–	38,730	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
R F Bennett	Jan 02	21,622	–	6.66	(21,622)	–	–
	Jan 03	38,730	–	6.10	–	38,730	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
K M Currie	Jan 02	9,384	–	6.66	(9,384)	–	–
(appointed 5 January 2005)	Jan 03	22,131	–	6.10	–	22,131	Jan 06
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08
A M Kuipers	Jan 02	9,384	–	6.66	(9,384)	–	–
(appointed 5 January 2005)	Jan 03	22,131	–	6.10	–	22,131	Jan 06
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08

For 2004 and previous years, the release of deferred share awards was not dependent on satisfaction of a further performance condition because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £1,138,937 was charged to the income statement (2004 £727,662).

Further awards were granted on 26 January 2006 at £9.57 per share as follows:

A J Applegarth	55,315
D F Baker	34,517
R F Bennett	34,517
K M Currie	23,895
A M Kuipers	23,895

DIRECTORS' REMUNERATION REPORT (continued)

Rights vested under the deferred share scheme during 2005

	Number of ordinary shares	Date on which rights were awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	27,778	Jan 02	6.66	Jan 05	7.73
D F Baker	21,622	Jan 02	6.66	Jan 05	7.73
R F Bennett	21,622	Jan 02	6.66	Jan 05	7.73
K M Currie	9,384	Jan 02	6.66	Jan 05	7.73
A M Kuipers	9,384	Jan 02	6.66	Jan 05	7.73

Rights were released in January 2006 at £9.57 per share as follows:

A J Applegarth	52,254
D F Baker	38,730
R F Bennett	38,730
K M Currie	22,131
A M Kuipers	22,131

The value of any deferred share award is derived from annual bonus criteria (relating to year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. At the 2005 Annual General Meeting, shareholders approved a resolution amending the scheme terms and conditions to incorporate a performance condition for the release of deferred share awards. For awards in 2005 and subsequent years the value of any deferred share awards will be dependent on the Group achieving average real earnings per share growth of 3% per annum over the three years prior to their release.

LONG TERM INCENTIVE PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the long term incentive plan by year of grant are as follows:

Rights under the long term incentive plan

	Date granted	Rights held under plan at 31 Dec 04	Rights granted during 2005	Market price of each share at date of grant £	Rights lapsed during 2005	Rights released during 2005	Rights held under plan at 31 Dec 05	Date of end of qualifying period
A J Applegarth	Jan 02	63,814	–	6.66	(17,421)	(46,393)	–	–
	Jan 03	86,066	–	6.10	–	–	86,066	Jan 06
	Jan 04	76,351	–	7.40	–	–	76,351	Jan 07
	Jan 05	–	80,854	7.73	–	–	80,854	Jan 08
D F Baker	Jan 02	47,297	–	6.66	(12,912)	(34,385)	–	–
	Jan 03	57,377	–	6.10	–	–	57,377	Jan 06
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	–	50,453	7.73	–	–	50,453	Jan 08
R F Bennett	Jan 02	47,297	–	6.66	(12,912)	(34,385)	–	–
	Jan 03	57,377	–	6.10	–	–	57,377	Jan 06
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	–	50,453	7.73	–	–	50,453	Jan 08
K M Currie	Jan 02	21,622	–	6.66	(5,903)	(15,719)	–	–
(appointed 5 January 2005)	Jan 03	32,787	–	6.10	–	–	32,787	Jan 06
	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	–	34,929	7.73	–	–	34,929	Jan 08
A M Kuipers	Jan 02	21,622	–	6.66	(5,903)	(15,719)	–	–
(appointed 5 January 2005)	Jan 03	32,787	–	6.10	–	–	32,787	Jan 06
	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	–	34,929	7.73	–	–	34,929	Jan 08

Rights vested during 2005

	Number of ordinary shares	Date on which rights were awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	46,393	Jan 02	6.66	Jan 05	7.73
D F Baker	34,385	Jan 02	6.66	Jan 05	7.73
R F Bennett	34,385	Jan 02	6.66	Jan 05	7.73
K M Currie	15,719	Jan 02	6.66	Jan 05	7.73
A M Kuipers	15,719	Jan 02	6.66	Jan 05	7.73

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £850,310 was charged to the income statement (2004 £616,041).

Rights released during 2005 represent awards granted in 2002 which matured in January 2005. 72.7% of rights originally awarded were released to participants, the remaining 27.3% of rights have lapsed under the performance conditions of the scheme.

The awards granted in 2003 shown above, matured in January 2006 and led to no release of shares originally awarded under the performance conditions of the scheme. Subject to the performance criteria being met, the other awards may be exercised during the three month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

Further awards were granted on 26 January 2006 at £9.57 per share as follows:

A J Applegarth	72,100
D F Baker	47,544
R F Bennett	47,544
K M Currie	38,140
A M Kuipers	38,140

There were no variations made in the terms and conditions of the plan interests during 2005. The number of shares comprised in an award is calculated by reference to a percentage of salary, up to a maximum of 100% of salary. Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance is measured over a three year period on the basis of Total Shareholder Return, comparing the Company's performance to that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, the Company's Total Shareholder Return will be compared to that of other companies in the FTSE 100 Index at the date of the award. See page 23 for further details.

PENSIONS

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at 31 Dec 05	Years and months of service at 31 Dec 05	Accrued pension entitlement at 31 Dec 05 (Per Annum) £	Accrued pension entitlement at 31 Dec 04 (Per Annum) £	Additional pension entitlement earned in year £	Additional entitlement earned in year (in excess of inflation) £
A J Applegarth	43	22 years 2 months	230,903	199,319	31,584	25,405
D F Baker	52	28 years 7 months	211,250	195,833	15,417	9,346
R F Bennett	58	12 years 2 months	260,000	250,000	10,000	2,250
K M Currie (appointed 5 January 2005)	49	25 years 5 months	130,125	99,437	30,688	27,605
A M Kuipers (appointed 5 January 2005)	48	18 years 3 months	82,125	61,812	20,313	18,397

	Transfer value of accrued pension entitlement at 31 Dec 05 £	Transfer value of accrued pension entitlement at 31 Dec 04 £	Increase in transfer value less Directors' contributions £	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions) £
A J Applegarth	1,842,785	1,471,285	340,250	170,761
D F Baker	2,793,613	2,368,096	406,017	103,935
R F Bennett	5,131,167	4,415,009	696,658	25,011
K M Currie (appointed 5 January 2005)	1,430,644	1,005,802	411,357	288,717
A M Kuipers (appointed 5 January 2005)	837,525	579,999	244,041	173,173

The accrued pension entitlement is the amount that the Director would receive if he retired at the end of the year. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr R F Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2005 of £260,000. This is based on his total pensionable service of 12 years 2 months and his pensionable service of 19 years 5 months at the rate of accrual of 1/60th per annum and 5 years 1 month at the rate of accrual of 1/36th and his pensionable earnings above the earnings cap. The contributions cost during the year in respect of this unfunded arrangement amounted to £88,443 for the Company and £14,265 for Mr Bennett.

DIRECTORS' INTERESTS IN SHARES

The following Directors held a beneficial interest in the Company's Ordinary Shares:

				Contingent Interests		
	At 28 Feb 06	**At 31 Dec 05**	**At 31 Dec 04 (or date of appointment)**	**At 28 Feb 06**	**At 31 Dec 05**	**At 31 Dec 04 (or date of appointment)**
Non Executive Directors						
Dr M W Ridley	46,150	46,150	26,200	–	–	–
N A H Fenwick	1,500	1,500	1,500	–	–	–
Sir Ian Gibson	15,000	15,000	5,000	–	–	–
N Pease	8,350	8,350	8,350	–	–	–
M J Queen (appointed 5 January 2005)	4,000	4,000	–	–	–	–
R A Radcliffe (appointed 1 March 2005)	–	–	–	–	–	–
Sir George Russell	6,605	36,755	36,755	–	–	–
Sir Derek Wanless	20,500	20,500	20,500	–	–	–
Executive Directors						
A J Applegarth	94,480	101,398	79,668	541,587	549,430	488,655
D F Baker	69,809	73,041	59,657	351,861	370,118	346,995
R F Bennett	62,955	65,187	59,652	351,861	370,118	346,995
K M Currie (appointed 5 January 2005)	48,428	47,074	32,889	226,693	217,811	187,031
A M Kuipers (appointed 5 January 2005)	51,293	38,015	31,678	226,693	217,811	187,031

Contingent interests represent Ordinary Shares over which the Directors have conditional rights under the bonus matching plan, the deferred share scheme and the long term incentive plan as described previously. Contingent interests on 28 February 2006 includes awards made since 31 December 2005 under the bonus matching plan, the deferred share scheme and the long term incentive plan for the year ended 31 December 2005.

DIRECTORS' SHARE OPTIONS

Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2005 to 31 December 2005 are as follows:

	Option type	At 31 Dec 04 (or date of appointment)	Exercised in 2005	Exercise price £	At 31 Dec 05	Date from which first exercisable	Expiry date
A J Applegarth	Sharesave 2	7,848	(7,848)	2.15	–	–	–
	Sharesave 4	–	–	7.27	2,273	1 May 10	1 Nov 10
D F Baker	Sharesave 2	7,848	(7,848)	2.15	–	–	–
	Sharesave 4	–	–	7.27	1,303	1 May 08	1 Nov 08
R F Bennett	Sharesave 3	1,580	–	5.98	1,580	1 May 06	1 Nov 06
K M Currie	Sharesave 2	7,848	(7,848)	2.15	–	–	–
(appointed 5 January 2005)	Share Option Scheme	4,854	–	6.18	4,854	1 Jun 01	1 Jun 08
	Sharesave 4	–	–	7.27	1,303	1 May 08	1 Nov 08
A M Kuipers	Sharesave 2	8,546	–	2.15	8,546	1 May 07	1 Nov 07
(appointed 5 January 2005)	Sharesave 4	–	–	7.27	2,273	1 May 10	1 Nov 10

For each unexercised option at the end of the year, the market price of each share at 31 December 2005 was £9.43, the highest market price during the year was £9.435 (on 29 December 2005) and the lowest market price during the year was £7.36 (on 10 May 2005 and 16 May 2005).

On 3 May 2005 A J Applegarth, D F Baker and K M Currie each exercised 7,848 Sharesave 2 options. The market price of the shares on 3 May 2005 was £7.48.

The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2005 as follows:

(i) Northern Rock Employee Trust holds 4,048,207 shares (31 December 2004 – 5,779,139 shares);

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 1,117,287 shares (31 December 2004 – 2,054,261 shares); and

(iii) Northern Rock Trustees Limited holds 287,252 shares (31 December 2004 – 511,241 shares).

No Executive Director option terms were varied during 2005 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director paid £250 per month.

Options listed in the table above are Inland Revenue approved schemes. The Employee Share Option Scheme was subject to an earnings per share target which was met in 2005. Options under the Sharesave Scheme do not have any performance conditions.

Nichola Pease
Chairman, Remuneration Committee
28 February 2006



REPORTING

The Company's website www.northernrock.co.uk contains detailed information on corporate, social and environmental activities and is our main reporting medium. Updated regularly, the website contains reports from current and previous years. A hard copy summary of significant events and achievements during 2005 has also been produced and is available on request from the Company Secretary. Northern Rock's approach to managing Corporate Social Responsibility ("CSR") issues and some notable aspects of 2005 performance are outlined here.

MANAGEMENT OF CSR

The Deputy Chief Executive provides Board level representation and leadership of CSR. Development and implementation of our CSR Policy is carried out by a number of working groups made up of senior staff from across the Company. The corporate approach and aims for CSR have continued to be reviewed and embedded throughout the business during 2005. A CSR Department co-ordinates and monitors operational activities and reporting on CSR.

ENGAGEMENT

Engagement with stakeholders and research organisations continued to be important to us although we have to be selective to ensure effective use of resources and to ensure that questionnaires do not direct the way we manage CSR.

We endeavour to ensure that our working partners operate to acceptable standards and as part of our continuing supplier engagement programme 489 of our key suppliers were contacted during 2005 with a request to complete a satisfaction survey, providing their assessment of Northern Rock as a contract holder. A summary of the results of this survey is available in our full Community Report on our website.

GOVERNANCE AND ACCOUNTABILITY

CSR Risk Management processes continued to be reviewed as an integral part of Corporate Operational Risk Management in 2005. A series of Risk Management Forums were held, with the emphasis being placed on exchange of internal and external good practice relating to Risk Management within Northern Rock.

The Forums provided us with the ability to raise the importance of CSR related issues within briefing sessions and to assist in the development of a consistent approach (where appropriate) to operational risk management across the business.

The Company introduced electronic proxy appointment and voting for our shareholders (including CREST proxy appointment for CREST participants) in March 2005, increasing the opportunity for our shareholders to provide input to the 2005 AGM. The results of the proxy voting were displayed on our website.

On 1 July 2005, the new Listing, Prospectus and Disclosure Rules came into force. These changes were made to implement the Prospectus Directive, the Market Abuse Directive and the FSA's review of the Listing Rules. The Company has therefore established policies to ensure compliance with the new Rules.

BUSINESS ETHICS AND HUMAN RIGHTS

The Gender Recognition Act became law in July 2005. Northern Rock staff have received instruction in how the Act affects individuals who acquire a new gender and how information about them should be processed..

During the latter part of the year working parties have been established under our CSR Steering Groups guidance to commence a review of our current Corporate Code of Conduct utilising recommendations made by the Institute of Business Ethics. This includes additional Human Rights issues and, to increase our commitment to these issues, we intend to produce a Supplier Code of Conduct and Ethics.

WORKPLACE

The first full-time union representative in Northern Rock was appointed by Amicus in May 2005, strengthening the partnership between Northern Rock and Amicus.

Flexible working within Northern Rock has now been extended to all remote areas of the business. The aim of the policy is to provide employees in remote areas some flexibility in their hours of work, subject to the needs of the business.

The introduction of a new employee benefit was announced during the year. The "Employee Assistance Programme" is designed to provide free professional help and support for all employees and their families in times of need.

Northern Rock received two awards during 2005 for its commitment to employee share plans, receiving both the All Employee Share Plans award for the most effective all employee share scheme strategy 2005 and Most Effective Communication of an Employee Share Plan at the 13th Annual Institute of Financial Services ("ifs") ProShare Awards 2005

We were also delighted to be granted the Age Positive Award 2005 and have been selected as an Employer Champion. This provides government recognition for Northern Rock's exemplary approach in establishing best practice relating to age.

MARKETPLACE

The fair treatment of customers is central to consumers having confidence in the financial services industry. We have benchmarked our procedures against the high level principles adopted by the Financial Services Authority requiring that all regulated firms treat their customers fairly.

It is a requirement of mortgage regulation to keep borrowers with regulated loans fully appraised of any arrears position and subsequent consequences. However, all loans that fall into arrears are treated individually, and all decisions made are based on the circumstances of the customer. The Company has adopted the same approach to both regulated and non-regulated loans, ensuring that all customers are treated fairly.

Northern Rock staff won more awards than any other organisation at the 2005 North East Contact Centre of the Year Awards. We believe that these awards recognise not only the individual award winners but all staff and departments that contribute.

COMMUNITY AND ENVIRONMENTAL REPORT (continued)

COMMUNITY

The annual donation of 5% of pre-tax profits to The Northern Rock Foundation is the biggest single contribution we make to the communities in which we operate. In 2005, this amounted to £24.7 million.

Northern Rock staff contribute to many charitable causes and community activities, notably the corporate charity which is chosen by staff on an annual basis. In 2005, Macmillan Cancer Relief was selected and staff raised over £250,000 after matching by The Northern Rock Foundation.

ENVIRONMENT

At the renewal of our contract in November 2005, we managed to secure renewable energy for 100% of our electricity usage.

The Company became members of The North East Energy Forum which is sponsored by the North East Energy Partnership (NEEP) in association with Government Office for the North East.

The forum provides an opportunity to engage with other regional stakeholders interested in energy issues in the North East, to share best practice and to air views to help shape regional priorities and policies.

Northern Rock also achieved a further 3-year Energy Efficiency Re-Accreditation via the National Energy Foundation in recognition of our achievements in the field of energy management and efficiency.

Northern Rock continues to recycle 100% of our end paper waste and continues to review process methods and efficiencies. During 2005 recycling levels of paper amounted to 472 tonnes from 503 tonnes in 2004, with total overall corporate waste reduced by 10.9% against 2004.

THE NORTHERN ROCK FOUNDATION

Since 1997 Northern Rock plc has donated almost £145 million to The Northern Rock Foundation, which was established following Northern Rock Building Society's conversion to a public limited company. The Company covenants 5% of its pre-tax profits each year to the Foundation. By percentage of profits Northern Rock is the UK's second biggest corporate donor (as reported in The Giving List, The Guardian, November 2005).

The Foundation is an independent grant-making trust supporting charitable causes in Cumbria, Northumberland, Tyne and Wear, County Durham and the Tees Valley. Its primary aim is to help improve the conditions of those disadvantaged in society. 2005 was the Foundation's eighth year of operation. During the year its Trustees awarded 316 grants worth £20.7 million. Since 1997 the Foundation has awarded grants worth more than £113.3 million.

In 2005 the Foundation's Trustees continued the grant programmes introduced in the previous year, and maintained their policy of funding activities exclusively in the North East and Cumbria. The majority of the Foundation's grants targeted social and economic disadvantage. The Prevention, Money and Jobs and Basics programmes dealt with a broad range of issues, including prejudice and discrimination, the decline of decent community facilities, youth disaffection, tackling economic inactivity, development of social enterprises, mental ill-health and welfare advice.

During the year the Foundation maintained its role as a major funder of cultural activity in the region. Through its Aspiration and Capital programmes it made grants worth £5.8 million for high-profile arts, heritage, environment and sport organisations. The Foundation also continued as a key partner in the Culture 10 initiative, a ten-year programme of high-profile cultural activity focused on Newcastle Gateshead, but including other parts of the North East. The Foundation has committed £2 million from its existing Aspiration programme to projects brought forward under the Culture 10 banner up to 2006.

In 2005 the Foundation made its fourth Writer's Award, one of the largest literary prizes in the UK, which it runs in partnership with New Writing North. The 2005 winner was Durham-based poet Gillian Allnutt. Gillian has published six collections, most recently, Sojourner (2004). Born in London, and a graduate of Newnham College, Cambridge, Gillian left her job as poetry editor of City Limits magazine to move to the North East in 1988 – drawn by friends, the support it offered to writers and her memories of formative childhood years spent living in Newcastle.

The Foundation continued to play a key role in regional and national developments in the grant-making world. It was a leading member of a campaign to raise awareness of, and seek solutions to the problems arising from the decline and disappearance of a number of national funding streams that have supported social and economic regeneration in the region. The Foundation also played a key role in the consortium running the Government's Futurebuilders fund, designed to strengthen the capacity of voluntary organisations to deliver public services. The Foundation's Director is Vice-Chair of the Futurebuilders' Board, and a Trustee sits on its investment committee.

In January 2005 the Trustees decided to make a special award in response to the Asian Tsunami. They took this decision in recognition of the huge public generosity shown in the aftermath of the disaster. They allocated £500,000, which was divided between three organisations working on the ground in the affected areas.

The Foundation also runs a scheme to match every pound donated to charities by Northern Rock employees. Some of the money comes from the Give As You Earn (GAYE) scheme through which employees donate a regular monthly sum from their salary, also attracting a small government subsidy. But by far the majority of the donations come from the fundraising efforts of staff members. By the end of 2005 the eight-year total raised by staff when matched by the Foundation reached more than £3 million. The total raised and matched in 2005 was £655,944. From January 2006 the Trustees have agreed that for every staff £1, they will now give £2, meaning the charities concerned will receive three times the original amount raised or donated.

In autumn 2005 the Trustees began a consultation process with the voluntary and community sector as part of a wide review of the Foundation's current programmes. The Trustees intend to make decisions following the review in summer 2006, after which the Foundation will launch new or revised programmes to begin in January 2007.

More information about the Foundation is available from:

The Northern Rock Foundation
The Old Chapel, Woodbine Road, Gosforth
Newcastle upon Tyne NE3 1DD

Telephone: 0191 284 8412, Fax: 0191 284 8413
e-mail: generaloffice@nr-foundation.org.uk
Web: www.nr-foundation.org.uk

Grant programmes 2005 approved amounts:

OPERATING AND FINANCIAL REVIEW

INTRODUCTION

Northern Rock is a specialised lender providing loans for residential mortgages, secured commercial lending and unsecured personal finance. Funding is obtained from both on-shore and off-shore personal savings, wholesale money markets, from the securitisation of loans and from covered bonds. Income is also generated from the sale of third party insurance products.

All lending activities are carried out in the UK, whereas funding, particularly non-retail funding, is attracted globally.

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency enables competitive pricing for both savings and lending products leading to volume and income growth supporting further improvements in cost ratios. Capital efficiency is achieved by optimising the use of debt and equity capital and securitisation.

Northern Rock has well established strategic targets against which its financial performance is monitored. These targets, which were all achieved on an underlying basis in 2005, are set out in the following table:

	Strategic	2005 Performance	
	Targets	Reported	Underlying
Growth in total assets	20% +/- 5%	27.5%	24.9%
Growth in profits attributable to shareholders	15% +/- 5%	(2.8%)	13.6%
Return on equity	19% - 22%	19.3%	20.8%

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The 2005 results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005 and which differ significantly to UK GAAP used in the preparation of previously reported financial statements.

Analysis of the results is complicated as a result of certain IFRS only having been applied from 1 January 2005. This means that the revised 2004 statutory results only include the impact of certain of the IFRS used in the preparation of the 2005 results. As a consequence we have included in comparisons set out in the Operating and Financial Review, 2004 results prepared on a proforma basis, incorporating the impact of IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. This impact includes the treatment of interest income and fees and the reclassification of certain funding instruments from debt to non shareholders' equity but excludes the effects of accounting for derivatives under IFRS which differs from that applied under UK GAAP.

Full reconciliations of the effect of the introduction of IFRS together with full details of the accounting policies for 2005 are included in the notes to the accounts.

As a consequence of the introduction of IFRS the 2005 balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable management's view of underlying performance to be separately disclosed and discussed. Further detail is given on page 38.

FINANCIAL PERFORMANCE

Summary income statements shown on a reported statutory basis and on an underlying basis for 2005 and on a reported statutory and proforma basis for 2004 are set out as follows:

	2005		
	Statutory £m	Adjustments £m	Underlying £m
Net interest income	752.3	(45.5)	706.8
Other income	129.0	–	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	56.4	–
Total income	824.9	10.9	835.8
Administrative expenses	(249.4)	–	(249.4)
Covenant to The Northern Rock Foundation	(24.7)	(0.5)	(25.2)
Operating expenses	(274.1)	(0.5)	(274.6)
Impairment losses on loans and advances	(56.6)	–	(56.6)
Profit before taxation	494.2	10.4	504.6
Income tax expense	(144.9)	(3.0)	(147.9)
Profit for the year	349.3	7.4	356.7
Attributable to:			
Appropriations	48.6	–	48.6
Profit attributable to equity shareholders	300.7	7.4	308.1
Total	349.3	7.4	356.7
Earnings per share	72.5p		74.3p

	2004		
	Statutory £m	Adjustments £m	Proforma £m
Net interest income	466.9	145.8	612.7
Other income	252.3	(140.5)	111.8
Total income	719.2	5.3	724.5
Administrative expenses	(218.3)	1.4	(216.9)
Covenant to The Northern Rock Foundation	(21.6)	(0.5)	(22.1)
Operating expenses	(239.9)	0.9	(239.0)
Impairment losses on loans and advances	(48.5)	–	(48.5)
Impairment of fixed asset investments	4.5	–	4.5
Profit before taxation	435.3	6.2	441.5
Income tax expense	(125.8)	(1.9)	(127.7)
Profit for the year	309.5	4.3	313.8
Attributable to:			
Appropriations	–	42.6	42.6
Profit attributable to equity shareholders	309.5	(38.3)	271.2
Total	309.5	4.3	313.8
Earnings per share	74.9p		65.7p

2005 reported statutory profit before taxation for the year increased by 13.5% to £494.2 million with profit attributable to equity shareholders decreasing by 2.8% to £300.7 million. On the same basis return on equity was 19.3% (2004 - 21.6%) and the return on mean risk weighted assets 1.22% (2004 - 1.45%).

Based upon 2005 underlying results and the 2004 proforma results, profit before taxation increased by 14.3% to £504.6 million with profit attributable to equity shareholders increasing by 13.6% to £308.1 million. On the same basis return on equity was 20.8% (2004 - 20.9%) and the return on mean risk weighted assets 1.26% (2004 - 1.29%).

ASSETS

Total assets on a statutory and underlying basis (excluding fair value adjustments) for 2005 are set out in the following table:

	31 December 2005	31 December 2004
	£m	£m
Statutory	82,709	64,881
Underlying	81,057	64,881

On a reported statutory basis total assets are 27.5% higher than at the previous year end and on an underlying basis have increased by 24.9%.

TOTAL INCOME

The introduction of IFRS in 2005 results in significant changes in the presentation and reporting of interest and non-interest income. Upfront lending fees are now spread over the expected life of a loan and included in interest income resulting in a deferral of reported income. Introducer fees are also now recognised within interest income and spread over the expected life of a loan, rather than, as previously, the life of the customer relationship, resulting in an acceleration of the recognition of the cost. Mortgage incentives continue to be offset against interest income but are now spread over the expected life of a loan rather than over the early repayment charge period. In addition, following the re-classification of certain instruments from debt to equity, the coupon payable on these instruments is now excluded from interest expense and is treated as an appropriation. As these accounting changes were introduced on a statutory basis with effect from 1 January 2005 we have prepared comparable 2004 figures on a proforma basis as well as on the statutory basis.

The following table reconciles net interest income and total income on a reported statutory (excluding hedge ineffectiveness) and underlying basis for 2005 and on a reported statutory and proforma basis for 2004.

	2005	2004
	£m	£m
Reported statutory net interest income	752.3	466.9
Interest implicit in forward exchange contracts	(45.5)	–
Impact of IFRS	–	145.8
Underlying/proforma net interest income	706.8	612.7
Reported statutory other income	129.0	252.3
Impact of IFRS	–	(140.5)
Underlying/proforma other income	129.0	111.8
Reported statutory total income (excluding hedge ineffectiveness)	881.3	719.2
Underlying/proforma total income	835.8	724.5
Based upon the table above total income ratios are as follows:		
Reported statutory		
Total income: mean total assets	1.19%	1.23%
Total income: mean risk weighted assets	3.57%	3.37%
Underlying/proforma		
Total income: mean total assets	1.15%	1.24%
Total income: mean risk weighted assets	3.41%	3.43%

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract and is included in underlying interest expense.

On a statutory basis, total income (excluding hedge ineffectiveness) in 2005 amounted to £881.3 million representing an increase of 22.5% over statutory total income in 2004. On this basis the ratio of total income to mean total assets at 1.19% compares with the 2004 ratio of 1.23%. Total income as a proportion of mean risk weighted assets at 3.57% compares with the 2004 ratio of 3.37%.

On an underlying basis total income in 2005 amounted to £835.8 million representing an increase of 15.4% over proforma total income in 2004. On this basis, the ratio of total income to underlying mean total assets at 1.15% compares with the 2004 ratio of 1.24%. Total income as a proportion of mean risk weighted assets at 3.41% compares with the 2004 ratio of 3.43%.

INTEREST MARGIN AND SPREAD

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. For assets denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument. Average balances have been calculated on a monthly basis.

Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For assets and liabilities denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument.

	2005	2004
Reported statutory		
Interest margin	1.03%	0.82%
Interest spread	0.87%	0.73%
Underlying/proforma		
Interest margin	0.97%	1.07%
Interest spread	0.81%	0.91%

Underlying interest margin at 0.97% compares with the 2004 ratio of 0.82% on a statutory basis and 1.07% on a proforma basis. The proforma basis is considered to be a more appropriate comparator as it is calculated on the same basis as the 2005 figures, including the impact of effective interest rate changes under IFRS. On this basis, interest margin for 2005 is 10bps lower than the full year in 2004 but only 3bps lower than in the first half of 2005. During 2004, 3 month Libor was on average 26bps higher than Bank Base Rate. Although this differential reduced to 11 bps on average during 2005, there continued to be an adverse effect on the price of our Libor related funding.

HEDGE INEFFECTIVENESS

Following the introduction of IFRS, all derivatives entered into by Northern Rock, which under UK GAAP were held off balance sheet, are now recorded on the balance sheet at full fair value with any fair value movements being taken to the income statement. Where effective hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in the fair value of the underlying instrument being hedged. Any ineffectiveness arising from different movements in fair value will trend to zero over time and so any recorded ineffectiveness in any accounting period is excluded from underlying results in that accounting period.

In addition, Northern Rock enters into certain derivative contracts, which although efficient economically, cannot be included in effective hedge accounting relationships. Consequently, although the implicit interest cost of the underlying instrument and associated derivative are included in net interest income in the income statement, fair value movements of future cashflows excluding interest flows on such derivatives are recorded in "Net hedge ineffectiveness and other unrealised fair value gains and losses" on the face of the income statement and are excluded from underlying results as these fair value adjustments are not realised in the current accounting period. The same treatment also applies to the revaluation at each balance sheet date of economically hedged foreign currency liabilities.

The over-riding objective of the presentation of underlying results is to show the underlying interest income / expense of hedged instruments and to exclude future fair value adjustments from current performance measurement.

In 2005, the income statement shows "Net hedge ineffectiveness and other unrealised fair value gains and losses" as a negative figure of £56.4 million. This reduces to £10.9 million negative after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income. At 30 June 2005 the equivalent figures were £33.3 million positive and £57.6 million positive respectively.

OPERATING EXPENSES

(excluding the covenant to The Northern Rock Foundation)

	2005 £m	2004 £m
Staff costs	144.5	119.6
Other expenses	81.6	80.5
Depreciation and amortisation	23.3	18.2
Total operating expenses	249.4	218.3

Total operating expenses amounted to £249.4 million representing an increase of 14.2% over statutory operating expenses of £218.3 million and 15.0% over proforma operating expenses of £216.9 million for 2004. The increase of 15.0% compares with an increase in underlying assets of 24.9% over the year and a rise in underlying total income of 15.4%, resulting in a cost to asset ratio of 0.34% (2004 statutory - 0.37%, proforma - 0.37%) and a cost to underlying income ratio of 29.8% (2004 statutory - 30.4%, proforma - 29.9%).

At the half year stage the cost to underlying income ratio had risen to 30.1% as a result of incremental regulatory costs being incurred in the first half of 2005 with no corresponding cost in the equivalent period in 2004. In the second half of 2005, underlying income growth of 17.5%, compared with the second half of 2004, exceeded cost growth of only 12.4%, resulting in a 2005 second half cost to underlying income ratio of 29.6%.

Included in the 2005 operating expenses are approximately £10 million of recurring incremental costs (2004 - £3.6 million) in relation to the full year impact of increased regulatory requirements. These have been absorbed in our cost base and so going forward we expect the rate of cost growth to slow, cost growth to be at the bottom end of the one half to two thirds of asset growth range and income growth to exceed cost growth.

SOCIAL RESPONSIBILITY – THE NORTHERN ROCK FOUNDATION

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. The covenant from 2005 profits amounts to £24.7 million (31 December 2004 - £21.6 million), resulting in approximately £145 million having been donated since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

CREDIT QUALITY AND LOAN LOSS IMPAIRMENT

The arrears position of each of our personal lending portfolios based upon numbers of accounts three months or more in arrears is set out in the following table:

	Residential	Standalone Unsecured	Together Unsecured	CML Residential Average
31 December 2005	0.39%	0.98%	0.84%	0.92%
31 December 2004	0.37%	1.04%	0.78%	0.80%

Note: CML: Council of Mortgage Lenders.

Residential accounts three months or more in arrears at 0.39% remained well below half the CML residential average of 0.92% at 31 December 2005 (31 December 2004 - 0.80%) and only marginally ahead of the equivalent figure of 0.37% at the end of 2004. The "together" secured three months plus arrears increased to 0.84% at 31 December 2005 (31 December 2004 - 0.77%) but remained below the CML average for residential lending.

At 31 December 2005, properties in possession had increased to 576, representing only 0.09% of all accounts compared with 181 (0.03%) at the end of 2004 in line with our policy of rapid movement towards recovery where it is clear the borrower is unwilling to maintain payments and where we have higher risk.

Standalone personal unsecured loan arrears remain significantly better than industry average, reflecting our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. Three months plus arrears finished the year at 0.98%, below that reported at the half year and at the end of December 2004, although greater collections activity was required compared with 2004. On an industry-wide view indebtedness of customers seems to have stabilised. In our loan portfolios indebtedness has begun to decline and collection activity in the last quarter became a little easier.

At 31 December 2005 only 10 of our commercial loans (0.42% of accounts) with balances outstanding of £5.8 million were three months or more in arrears compared with 8 accounts (0.31%) with outstanding balances of £6.3 million at 31 December 2004.

Although there are similarities between the bases for determining loan loss impairment provisions under UK GAAP and IFRS, the latter is more prescriptive. In 2005, we enhanced our loan loss impairment methodologies incorporating risk and performance data captured in and generated by our Basle II capital systems. Following the introduction of the improved methodologies at the beginning of the year, a reassessment of loan loss impairment provisions was made to reflect more accurately the risk profile of our loan portfolios. Following this one-off reassessment, opening loan loss impairment provisions were reduced by £10.3 million for the residential portfolio and by £9.8 million in our commercial lending portfolio and increased by £20.1 million in respect of our unsecured loans.

The 2005 charge for loan loss impairment amounted to £56.6 million (2004 - £48.5 million) representing 0.09% of mean advances to customers (2004 - 0.10%). The combination of high quality lending, low interest rates, low arrears and continued strong average Loan to Value ratio ("LTV") of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Provisions for the commercial secured lending portfolio are consistent with portfolio performance and economic conditions for this sector.

The growth in loan loss impairment provision balances against our personal unsecured credit portfolios reflects growth in balances and the maturing nature of the portfolios. As a result, total loan loss impairment provision balances for these portfolios have increased to £87.1 million (31 December 2004 - £78.4 million) with total cover of 1.48% (31 December 2004 - 1.68%).

TAXATION

The effective tax rate in 2005 was 29.3% (2004 - 28.9%). We continue to anticipate, with a corporation tax rate of 30% and HM Revenue & Custom's stance on tax planning, that the ongoing effective tax rate will trend towards 30.0% in the medium term.

	%
Standard corporation tax rate for 2005	30.0
Effect of non-deductible items	0.2
Adjustment to prior year tax provisions	(0.9)
Effective tax rate	29.3

LENDING

During 2005 Northern Rock again achieved record levels of total lending. Total gross lending was £26,879 million, an increase of 15.2% (2004 - £23,342 million), with total net lending of £14,555 million, an increase of 12.6% (2004 - £12,932 million). Prospects for 2006 are good, with a total opening pipeline of £5,300 million (1 January 2005 - £5,105 million) including a residential lending pipeline of £5,005 million (1 January 2005 - £4,891 million). The 2006 opening pipeline also reflects a 6% improvement in the time applications remain in the lending pipeline. Improved customer retention reduces the need to grow gross lending significantly as we move towards achieving the centre of our asset growth target range.

The composition of our lending portfolios has continued to be low risk. At 31 December 2005, 90% of our loans to customers were residential secured loans (31 December 2004 - 89%), 2% commercial secured loans (31 December 2004 - 3%) and 8% (31 December 2004 - 8%) within our personal unsecured portfolios. This mix is not expected to change significantly going forward.

An analysis of new lending by portfolio is set out in the following table:

	Residential	**Commercial**	**Unsecured**	**Total**
	£m	**£m**	**£m**	**£m**
2005				
Gross	23,618	408	2,853	26,879
Net	13,350	5	1,200	14,555
2004				
Gross	20,051	499	2,792	23,342
Net	11,383	182	1,367	12,932

RESIDENTIAL – UK MARKET

The UK residential lending market improved in the second half of 2005 resulting in estimated gross lending for the year of £288 billion, broadly unchanged from the £291 billion recorded in 2004. Gross lending associated with housing transactions and equity withdrawal

represents around 55% of lending with 45% driven by remortgage activity. Whilst the former will vary with volumes of home moving transactions and house price inflation, the latter does not due to increased market liquidity following the removal of overhanging early repayment charges. The two components will continue to provide a substantial and robust gross lending market for us to be able to achieve our lending targets. The slow down in the housing transaction market during 2005 has, however, resulted in estimated net lending being down 9% at £91 billion (2004 - £101 billion). UK house prices remained stable throughout 2005. Although the latter part of 2005 saw an increase in housing transactions, we expect 2006 transactions to be similar to those achieved in 2005, with low single digit house price appreciation, in line with the growth in average earnings.

RESIDENTIAL - NORTHERN ROCK PERFORMANCE

Against this background, we achieved gross residential lending of £23,618 million (2004 - £20,051 million) and net residential lending of £13,350 million (2004 - £11,383 million), representing increases of 17.8% and 17.3% respectively. Our share of UK gross residential lending for 2005 was 8.1% and our market share of net residential lending was 14.5%. This compares with 8.0% and 13.5% respectively for the first half of 2005, and 6.8% and 11.2% for 2004 in total. Our share of redemptions for the year was 5.2% (2004 - 4.5%), again lower than our closing share of mortgage stock of 6.4% (31 December 2004 - 5.5%). This reflects the continued success and strengthening of our pro-active customer retention process and our fair and transparent policy of allowing existing customers, subject to their contractual terms, to transfer their loan to any product available to new borrowers.

In 2005, 90% of our gross residential lending was originated via the indirect market (2004 - 88%). This reflects the increasing importance of mortgage clubs and networks, with whom we are even more closely aligned following the introduction of statutory mortgage regulation in the last quarter of 2004, and improvements in service levels and access through our on-line trading platform.

The profile of our new lending has remained low risk despite strong growth in volumes. There was a slight increase in the proportion of lending to first time buyers to 24% (2004 - 21%) reflected in increased volumes of "together" lending. 76% (2004 - 79%) of new customers continued to have a proven payment track record. The impact of this trend has been to increase the average LTV of new lending in 2005 to 78% compared with 76% in 2004. Similarly new lending at or below 90% LTV was 70% (2004 - 77%) of completions. The average indexed LTV of our mortgage book is now 58% (31 December 2004 - 53%) which continues to provide strong cover in the event of default. We have minimal exposure to large loans with only 3.4% of new loans over £500,000 (2004 - 3.5%) and have a good spread of geographic risk.

We offer customers a wide range of innovative and attractive products including lifestyle products and traditional price-led products. Most of our products also have inbuilt flexibility giving customers the opportunity to overpay, make redraws and subject to advance agreement and after a qualifying period, take payment holidays. Our lifestyle products comprise our "together" family of products, Lifetime and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Gross lending of "together" products amounted to £7.0 billion of which £6.1 billion were advances secured on residential property representing 28.7% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages have increased to 20.6% of our mortgage portfolio (31 December 2004 - 18.2%).

Our Lifetime range is aimed at homeowners aged 60 and over who wish to utilise equity in their homes to enhance their lifestyle. Such lending accounted for 1.4% of gross new residential lending (2004 - 1.8%), with outstanding Lifetime balances representing 3.0% (31 December 2004 - 3.1%) of our mortgage balances.

Residential Buy to Let lending is focussed on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.9% of our mortgage portfolio at 31 December 2005 (31 December 2004 - 4.0%) and for 7.1% (2004 - 6.4%) of gross new residential lending.

In total our family of lifestyle products, which are margin enhancing, represented 37.2% (2004 - 28.9%) of our gross new residential lending and 28.5% of mortgage balances at 31 December 2005 (31 December 2004 - 25.3%).

Of our traditional price-led mortgage products, fixed rate mortgages remained the most popular with 25.3% (2004 - 46.4%) of total new lending accounted for by short term fixed rate products up to two years, and 28.8% (2004 - 7.5%) by longer term fixes, normally up to five years. The increased demand for longer term fixed rate products reflected competitive pricing led by attractive longer term swap rates.

UNSECURED

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

	Standalone Unsecured £m	Together Unsecured £m	Total £m
2005			
Gross	1,970	883	2,853
Net	744	456	1,200
2004			
Gross	2,068	724	2,792
Net	1,104	263	1,367

Standalone unsecured gross lending has slowed in line with the number of borrowers who satisfy our credit score and our risk appetite. Net lending has shown a further reduction as the portfolio matures and redemptions and repayments naturally increase.

Volumes of new "together" unsecured lending increased below the rate of growth of "together" mortgage lending due to the cap of £30,000 on the value of the unsecured element of "together" loans. At 31 December 2005, our unsecured lending balances were £5,789 million (31 December 2004 - £4,581 million) of which 40.0% (31 December 2004 - 40.3%) represented "together" unsecured advances.

COMMERCIAL

Competition in the commercial secured lending market remained strong throughout 2005 with certain lenders being particularly aggressive on price and LTV levels at which they are prepared to lend. Both gross and net lending within our commercial lending portfolio slowed as a result of maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £408 million (2004 - £499 million) with net lending of £5 million (2004 - £182 million).

TREASURY

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. At 31 December 2005, 97% (31 December 2004 - 96%) of our Treasury investment portfolios comprised assets which are rated single A or better. We continue to have no exposure to emerging markets or non-investment grade debt.

FUNDING

Northern Rock has established four distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. Flows of new funding and closing balances are shown in the following table:

	Retail £m	Non-Retail £m	Securitisation £m	Covered Bonds £m
2005				
Net flow	2,809	2,317	8,831	2,378
Closing balances	20,104	22,253	31,156	3,830
2004				
Net flow	896	2,770	7,234	1,341
Closing balances	17,290	19,740	22,090	1,339

Note: Net flow in 2005 represents net cashflows excluding fair value adjustments. Closing balances at 31 December 2005 are stated including fair value adjustments.

RETAIL

Retail funding comprised a net inflow of funds of £2,809 million, including interest credited of £565 million and builds on the successful funding in the first half of 2005 of £1,716 million, again demonstrating the strength and diversity of our retail franchise. 2005's net inflow represents over three times the net inflow of £896 million achieved in 2004.

Funding during the year was largely into our Silver Savings account for the over 50s, launched in September 2004 and supplemented in 2005 by the introduction of a 30 day notice account. Balances in our Ireland based operation rose 63% to £1,026 million (31 December 2004 - £628 million), with £1,940 million (31 December 2004 - £1,871 million) in our Guernsey based off-shore vehicle.

Closing balances of £20.1 billion represent 65.8% of our non-securitised lending portfolios (31 December 2004 - 52.6%).

NON-RETAIL

Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. During the first half we repaid net £2.2 billion, mainly short term funds, following securitisation issues. In the second half we raised a net £4.5 billion mainly medium term funding, leaving a full year net funding of £2.3 billion.

During the year, we raised £2.6 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the US, Europe and Asia. This included a US$1.75 billion Extendible Quarterly Securities issue sold to domestic US investors and a US$1.5 billion Floating Rate Notes issue sold in Asia and Europe. In January 2006, we have raised a further US$2.0 billion Extendible Securities, with over 60% of funds raised from investors new to the Northern Rock Extendible programme.

Key developments in short term funding included the establishment of a CAD$2 billion Canadian Commercial Paper programme which provides access to domestic Canadian investors. This programme had outstanding balances of CAD$850 million at 31 December 2005.

SECURITISATION

Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During 2005 four residential mortgage-backed issues were completed raising £12.9 billion through our Granite vehicles. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages. We continue to diversify our investor base aided by comprehensive global investor roadshows. A second commercial mortgage securitisation (Dolerite) raising £600 million was also completed.

The last Granite issue of 2005 (a £3.75 billion deal) was priced at the lowest spread we have ever achieved, even tighter than previous deals completed in the year and significantly below the cost of older deals being replaced.

Already in 2006 we have completed a £6.0 billion residential mortgage-backed securitisation issue, which was heavily oversubscribed.

At 31 December 2005 advances to customers subject to securitisation amounted to £39.1 billion (31 December 2004 - £21.9 billion), representing 56% (31 December 2004 - 40%) of our total lending portfolios.

COVERED BONDS

In 2005 we raised €3.5 billion (£2.4 billion) from two further issues from our €10 billion covered bond programme established in 2004. The second transaction raised funds with a maturity of 15 years priced at mid swaps plus 11 bps helping to lower the average cost of new funding. We intend to continue to actively develop our covered bond programme and will seek to further diversify the investor base. The covered bonds are secured by a pool of ring-fenced residential mortgages. The credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions (Graphite) providing further capital benefits.

WHINSTONE TRANSACTION

In November 2005, Northern Rock completed its first Whinstone transaction transferring around 80% of the reserve fund risk relating to pre 2005 Granite residential mortgage securitisations to third party investors, therefore reducing the potential exposure to downturn credit risk. The transaction reduces the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital; an important step in advance of Basle II. By retaining a small portion of the first loss, Northern Rock continues to align the interests of securitisation investors and the Company and demonstrates its confidence in the credit performance of the mortgage portfolios.

Net interest income, total income and pre tax profits were affected by the interest cost of this transaction for two months in 2005 and will be affected on a full year basis thereafter. This additional cost will be largely offset by savings in appropriations due to not having to raise subordinated debt to support securitisation capital deductions. Underlying attributable profits will therefore not be significantly affected by this transaction.

Following the announcement of the transaction Standard & Poor's changed the Northern Rock senior unsecured credit rating outlook from neutral to positive. The £423 million transaction, included within securitised notes in issue, is by far the largest transaction of its type ever completed in the international markets and has been awarded European Securitisation deal of the year by IFR magazine. It is our intention to continue to utilise this type of transaction on an ongoing basis.

DIVIDENDS

In line with our dividend policy of a payout ratio of approximately 40% of sustainable underlying attributable profits, cover of 2.5 times, the proposed final dividend is 20.7p per share payable on 26 May 2006 to shareholders on the register on 28 April 2006. This, combined with the interim dividend of 9.4p, results in a total dividend for 2005 of 30.1p per share, an increase of 13.6% over the 2004 total dividend of 26.5p per share.

CAPITAL

At 31 December 2005, total capital amounted to £3,224 million resulting in a total capital ratio of 12.3%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,033 million and the Tier 1 ratio 7.7%. The restated equivalent ratios at 31 December 2004 on a statutory basis were 14.0% and 8.7%. On a proforma basis the ratios were 13.5% and 8.0% respectively, primarily reflecting the impact of the deferral of fee income following the introduction of IFRS.

Recognising the strategic importance of Basle II to our business, in December 2005, we submitted our application seeking waiver from the FSA to permit us to adopt the Retail Internal Ratings Based approach, which is planned to commence on 1 January 2007. We intend to initially adopt the Standardised Approach to Operational Risk.

Our low risk balance sheet means that we expect to achieve significant reductions in the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result, subject to consultation with the FSA and credit rating agencies, in future capital efficiencies. In the first three years of the operation of Basle II, transitional arrangements will apply such that any capital relief will be introduced gradually with a potential maximum 20% reduction in capital by the end of the transition period.

The table below analyses Northern Rock's capital resources at 31 December 2005 and 2004:

	2005	2004
	£m	£m
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Retained earnings	1,426.5	1,401.6
Pension scheme	23.1	34.8
Reserve capital instruments	299.3	300.0
Tier one notes	223.9	200.0
Goodwill and intangible assets	(78.2)	(73.1)
Total Tier 1 capital	2,032.6	2,001.3
Upper Tier 2		
Perpetual subordinated debt	736.5	746.4
Collectively assessed impairment allowances	119.0	83.1
Total Upper Tier 2 capital	855.5	829.5
Lower Tier 2		
Term subordinated debt	785.3	769.3
Total Tier 2 capital	1,640.8	1,598.8
Deductions	(449.8)	(374.7)
Total capital	3,223.6	3,225.4
Risk weighted assets	26,295.9	23,030.9
Tier 1 ratio (%)	7.7%	8.7%
Total capital (%)	12.3%	14.0%

PENSION FUND

Whilst almost fully funded on an actuarial basis, the average deficit of the Northern Rock Pension Fund throughout 2005 using the IAS19 basis of calculation was £65.0 million. At the end of 2005, this deficit would have grown to around £74.4 million without corrective action, reflecting in particular volatility arising from the use of point in time assumptions about return on assets and discount rates and in particular the reduction in bond yields seen in December 2005. The defined benefit element of the fund is a closed fund, and as we get closer to the end of the fund's life, the IAS19 deficit will become realised. Consequently, we have decided to eliminate the average 2005 deficit. This has been achieved by an initial additional contribution of £20.0 million in December 2005, with the balance of £45.0 million paid in January 2006.

As a result of the above, the IAS 19 deficit at 31 December 2005 is £54.4 million, which reduces by £45.0 million to £9.4 million after the payments made in January 2006. The impact of these contributions will be minimal on the Group's earnings but will reduce the risk of significant increases in pension cost in the future.

OUTLOOK

We expect UK gross residential lending in 2006 to be similar to 2005 at around £300 billion, underpinned by a stable housing market and sustained remortgage activity. Economic conditions will remain fundamentally supportive, with interest rates remaining low during 2006.

Following two years of growth of assets at the top of our strategic range of 20% + / - 5% we intend that over the next two to three years the rate of growth of assets will move to the centre of the range, assisting both operational and capital efficiency. Also as income deferred under IFRS is recognised in the income statement and margins stabilise we expect to see underlying earnings growth move back to at least the centre of our strategic range of 15% + / - 5% and then converge towards asset growth in the medium term. Our strategic target for return on equity of 19% to 22% is also confirmed.

Cost efficiency ratios should continue to improve as cost growth returns to below income growth and at the lower end of the target of one half to two thirds of asset growth despite continuing our usual policy of investing in new infrastructure for future capacity and efficiency.

Risk management and credit quality remains paramount to Northern Rock's business, which will remain dominated by good quality prime residential mortgages. Whilst the extremely benign credit conditions of the last few years are unlikely to continue they are not expected to deteriorate significantly. This, together with increased focus on arrears management and sound provisioning policies, should ensure that loan loss impairment provisions will not increase markedly.

Capital efficiency will continue to benefit from further sales of securitisation reserve fund risk and in the future by the reduction in capital risk weightings under Basle II.

Our business model remains on track to deliver all of our strategic targets in terms of asset and profit growth, returns on equity and cost efficiency. This will benefit employees, customers and shareholders.

GOAL! the Movie opened in September 2005, heavily featuring Newcastle United FC sponsored by Northern Rock

DIRECTORS' REPORT AND ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2005

The Directors are pleased to present their report and the audited financial statements for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The principal purpose of the Group is the provision of housing and other property finance, savings and a range of related personal financial and banking services in the UK.

REVIEW OF BUSINESS AND FUTURE DEVELOPMENTS

A review of the business and future developments is given in the Chairman's Statement, the Chief Executive's Report and the Operating and Financial Review.

DIVIDENDS

An interim dividend of 9.4p per share (2004 8.5p per share) was paid on 28 October 2005. The Directors propose a final dividend of 20.7p per share (2004 18.0p per share) to be paid on 26 May 2006 to shareholders on the register at the close of business on 28 April 2006.

TANGIBLE FIXED ASSETS

Land and buildings, which are included in the balance sheet at cost less accumulated depreciation, amounted to £97.6 million at 31 December 2005. In the Directors' opinion, based on valuations carried out by the Group's qualified chartered surveyors, the total market value of these assets was not significantly different.

Details of changes to tangible fixed assets are included in note 26 to the accounts.

POST BALANCE SHEET EVENTS

On 25 January 2006, the Group issued a further £6 billion of securitised notes, secured against loans and advances on residential properties, from the Granite Master Issuer programme.

The Directors are of the opinion that there have been no other significant events which have occurred since 1 January 2006 to the date of this report that are likely to have a material effect on the Group's financial position as disclosed in these accounts.

DIRECTORS

The current composition of the Board of Directors together with brief biographical details of each Director is shown on page 12. With the exception of the Directors noted below, all Directors have served on the Board throughout the year ended 31 December 2005.

On 5 January 2005, Mr K M Currie, Mr A M Kuipers and Mr M J Queen were appointed to the Board, and on 1 March 2005 Miss R A Radcliffe joined the Board.

Mr A J Applegarth, Sir Ian Gibson and Sir Derek Wanless retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Details of the service contract for Mr A J Applegarth are set out on page 23. There are no service contracts in respect of the other Directors seeking re-election.

Sir George Russell will retire from the Board at the conclusion of the 2006 Annual General Meeting.

The interests of Directors in the shares of the Company at 31 December 2005 and 28 February 2006 are set out on page 30.

SHARES

The authorised and issued share capital are set out in note 36 to the accounts.

At the Annual General Meeting on 26 April 2005, a resolution was passed giving the Company the authority to make market purchases of Ordinary Shares up to a maximum of 10% of the issued share capital. A further resolution was passed providing for the Company to enter into a contingent purchase contract with The Northern Rock Foundation to repurchase Foundation Shares in the same proportion and at the same price as the Ordinary Shares repurchased. These authorities expire at the Annual General Meeting in 2006 when a resolution will be proposed for their renewal.

SUBSTANTIAL SHAREHOLDINGS

As at 28 February 2006, the following notifiable interests in the Company's Ordinary Shares had been reported to the Company:

Aviva plc	3.2%
Barclays PLC	4.8%
Legal & General Investment Management Limited	3.9%

CREDITOR PAYMENT POLICY

The Company's policy with regard to the payment of suppliers is to negotiate and agree terms and conditions with all its suppliers, which include the giving of an undertaking to pay suppliers within an agreed payment period.

The average creditor payment period at 31 December 2005 was 32 days (2004 21 days).

EMPLOYEES

Northern Rock's desire to involve employees as financial stakeholders in the Company continued in 2005. Under the Share Incentive Plan, shares with a market value at the date of award of £1.8 million were given to employees during the year. In January 2005 a further grant of options was made under the Employee Share Option Scheme. A total of 4,463,000 options were granted at an exercise price of £7.73 per share. These options may be exercised between 2008 and 2015. In March 2005 a further award of options was made under the Sharesave Scheme. A total of 808,621 options were granted at an exercise price of £7.27 per share. These options may be exercised between 2008 and 2010.

Employee communications are vital to the success of the Company, and good staff relations are a key part of management responsibility at all levels. Employee consultation takes place with the national committee of AMICUS. The Company also issues a bi-monthly staff magazine and weekly news bulletins.

The Company is committed to equal employment opportunities for everyone, and treats applicants for work solely on their ability to do the job.

CHARITABLE CONTRIBUTIONS

The Company is committed to a total contribution to The Northern Rock Foundation under a deed of covenant of £24.7 million based on its profits in 2005. Of this amount, it has already made a contribution of £14.7 million in October 2005, with a further contribution of £10.0 million to be paid in May 2006.

AUDITORS

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to reappoint them will be proposed at the Annual General Meeting.

By order of the Board

C Taylor, Company Secretary
28 February 2006

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NORTHERN ROCK PLC

We have audited the Group and Company financial statements (the "financial statements") of Northern Rock plc for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Company Balance Sheet, the Consolidated Statement of Recognised Income and Expense, the Company Statement of Recognised Income and Expense, the Consolidated Cashflow Statement, the Company Cashflow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities. The Directors are also responsible for preparing the Directors' Remuneration Report.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Report, the Corporate Governance statement, the unaudited part of the Directors' Remuneration Report, the Community and Environmental Report, the Northern Rock Foundation report, the Operating and Financial Review and the Directors' Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

OPINION

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended;
- the Company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2005 and cash flows for the year then ended; and
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
Newcastle upon Tyne
28 February 2006

For the year ended 31 December 2005

	Note	2005	2004
		£m	£m
Interest and similar income	3	4,056.7	2,989.4
Interest expense and similar charges	4	(3,304.4)	(2,522.5)
Net interest income		752.3	466.9
Fee and commission income		157.0	305.1
Fee and commission expense		(28.9)	(64.5)
Other operating income		0.9	11.7
		129.0	252.3
Net hedge ineffectiveness and other unrealised fair value gains and losses	9	(56.4)	–
Total income		824.9	719.2
Administrative expenses	5	(226.1)	(200.1)
Depreciation and amortisation		(23.3)	(18.2)
Covenant to The Northern Rock Foundation		(24.7)	(21.6)
Operating expenses		(274.1)	(239.9)
Impairment losses on loans and advances	8	(56.6)	(48.5)
Impairment of fixed asset investments		–	4.5
Profit before taxation		494.2	435.3
Income tax expense	11	(144.9)	(125.8)
Profit for the year		349.3	309.5
Attributable to:			
Appropriations	34, 35	48.6	–
Profit attributable to equity shareholders		300.7	309.5
Total profit attributable to equity holders of parent company		349.3	309.5
Earnings per share			
Basic earnings per share	14	72.5p	74.9p
Diluted earnings per share	14	72.0p	74.3p

Details of dividends are set out in note 13.

CONSOLIDATED BALANCE SHEET

At 31 December 2005

	Note	2005	2004
		£m	£m
Assets			
Cash and balances with central banks	15	69.2	65.3
Derivative financial instruments	16	1,449.8	-
Loans and advances to banks	17	5,073.8	3,674.2
Loans and advances to customers	18	70,239.9	54,768.8
Available for sale securities	21	5,377.1	-
Debt securities	22	-	4,742.2
Equity shares and other variable yield securities	23	-	575.6
Intangible assets	25	78.2	73.1
Property, plant and equipment	26	180.6	170.5
Deferred income tax asset	27	57.5	14.1
Other assets		52.9	78.2
Prepayments and accrued income		129.5	718.9
Total assets		82,708.5	64,880.9
Liabilities			
Deposits by banks	28	1,536.8	1,201.6
Customer accounts	29	23,672.6	20,393.7
Derivative financial instruments	16	846.1	-
Debt securities in issue			
Securitised notes	19	31,156.4	22,089.9
Covered bonds	20	3,830.4	1,339.0
Other	30	17,147.8	15,435.3
Other liabilities		93.8	76.1
Current taxation liabilities		43.3	60.0
Accruals and deferred income	31	706.3	679.5
Provisions for liabilities and charges	7	54.4	52.5
Subordinated liabilities	32	785.3	1,515.7
Reserve capital instruments	34	-	300.0
Tier one notes	33	223.9	200.0
		80,097.1	63,343.3
Equity			
Shareholders' funds			
Called up share capital	36	123.9	123.9
Share premium account	37	6.8	6.8
Capital redemption reserve	37	7.3	7.3
Other reserves	37	11.1	(2.0)
Retained earnings	38	1,426.5	1,401.6
Total equity attributable to equity shareholders		1,575.6	1,537.6
Non shareholders' funds			
Reserve capital instruments	34	299.3	-
Subordinated notes	35	736.5	-
Total non shareholders' funds		1,035.8	-
Total equity		2,611.4	1,537.6
Total equity and liabilities		82,708.5	64,880.9

The notes on pages 59 to 102 form an integral part of these accounts.

Approved by the Board on 28 February 2006 and signed on its behalf by:

Dr M W Ridley
Chairman

A J Applegarth
Chief Executive

R F Bennett
Group Finance Director

At 31 December 2005

	Note	2005	2004
Assets		£m	£m
Cash and balances with central banks	15	**69.2**	65.3
Derivative financial instruments	16	**769.9**	–
Loans and advances to banks	17	**4,628.7**	3,167.3
Loans and advances to customers	18	**70,812.5**	55,127.6
Available for sale securities	21	**5,099.4**	–
Debt securities	22	**–**	4,578.6
Equity shares and other variable yield securities	23	**–**	458.1
Shares in Group undertakings	24	**118.5**	120.5
Intangible assets	25	**47.5**	42.4
Property, plant and equipment	26	**168.3**	140.3
Deferred income tax asset	27	**93.0**	65.2
Other assets		**98.1**	113.7
Prepayments and accrued income		**503.4**	1,053.6
Total assets		**82,408.5**	64,932.6
Liabilities			
Deposits by banks	28	**3,541.0**	3,067.6
Customer accounts	29	**53,198.5**	40,941.6
Derivative financial instruments	16	**400.5**	–
Debt securities in issue			
Covered bonds	20	**3,830.4**	1,339.0
Other	30	**17,147.8**	15,435.3
Other liabilities		**158.4**	101.1
Current taxation liabilities		**42.0**	58.2
Accruals and deferred income	31	**545.3**	544.9
Provisions for liabilities and charges	7	**54.4**	52.5
Subordinated liabilities	32	**785.3**	1,515.7
Reserve capital instruments	34	**–**	300.0
Tier one notes	33	**223.9**	200.0
		79,927.5	63,555.9
Equity			
Shareholders' funds			
Called up share capital	36	**123.9**	123.9
Share premium account	37	**6.8**	6.8
Capital redemption reserve	37	**7.3**	7.3
Other reserves	37	**(7.0)**	(2.0)
Retained earnings	38	**1,314.2**	1,240.7
Total equity attributable to equity shareholders		**1,445.2**	1,376.7
Non shareholders' funds			
Reserve capital instruments	34	**299.3**	–
Subordinated notes	35	**736.5**	–
Total non shareholders' funds		**1,035.8**	–
Total equity		**2,481.0**	1,376.7
Total equity and liabilities		**82,408.5**	64,932.6

The notes on pages 59 to 102 form an integral part of these accounts.

Approved by the Board on 28 February 2006 and signed on its behalf by:

Dr M W Ridley
Chairman

A J Applegarth
Chief Executive

R F Bennett
Group Finance Director

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2005

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Profit for the year		–	–	–	–	300.7	300.7	48.6	349.3
Changes in valuation of available for sale investments, net of tax	37	–	–	–	15.6	–	15.6	–	15.6
Net profits on disposal transferred to net income, net of tax	37	–	–	–	(16.6)	–	(16.6)	–	(16.6)
Net change in cash flow hedges, net of tax	37	–	–	–	(8.8)	–	(8.8)	–	(8.8)
Actuarial gains and losses, net of tax	37	–	–	–	(12.9)	–	(12.9)	–	(12.9)
Total recognised income and expense for the year		–	–	–	**(22.7)**	**300.7**	**278.0**	**48.6**	**326.6**
Adoption of IAS 32 and IAS 39 – fair value adjustments	46	–	–	–	35.8	(179.7)	(143.9)	–	(143.9)
Total		–	–	–	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Note – reconciliation of movements in equity									
Total – as above		–	–	–	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Adoption of IAS 32 and IAS 39 – debt / equity reclassifications	46	–	–	–	–	–	–	1,035.8	1,035.8
Dividends	13	–	–	–	–	(113.8)	(113.8)	–	(113.8)
Appropriations		–	–	–	–	–	–	(48.6)	(48.6)
Movement in own shares	38	–	–	–	–	17.7	17.7	–	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.6	1,537.6	–	1,537.6
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**11.1**	**1,426.5**	**1,575.6**	**1,035.8**	**2,611.4**

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2004

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Profit for the year		–	–	–	–	309.5	309.5	–	309.5
Actuarial gains and losses, net of tax	37	–	–	–	(2.0)	–	(2.0)	–	(2.0)
Total recognised income and expense for the year		–	–	–	**(2.0)**	**309.5**	**307.5**	–	**307.5**
Note – reconciliation of movements in equity									
Total recognised income and expense for the year		–	–	–	**(2.0)**	**309.5**	**307.5**	–	**307.5**
Dividends	13	–	–	–	–	(100.6)	(100.6)	–	(100.6)
Movement in own shares	38	–	–	–	–	8.9	8.9	–	8.9
Balance at 31 December 2003		123.9	6.8	7.3	–	1,183.8	1,321.8	–	1,321.8
Balance at 31 December 2004		**123.9**	**6.8**	**7.3**	**(2.0)**	**1,401.6**	**1,537.6**	–	**1,537.6**

For the year ended 31 December 2005

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Profit for the year		–	–	–	–	346.2	346.2	48.6	394.8
Changes in valuation of available for sale investments, net of tax	37	–	–	–	(0.7)	–	(0.7)	–	(0.7)
Net profits on disposal transferred to net income, net of tax	37	–	–	–	(14.0)	–	(14.0)	–	(14.0)
Net change in cash flow hedges, net of tax	37	–	–	–	(8.8)	–	(8.8)	–	(8.8)
Actuarial gains and losses, net of tax	37	–	–	–	(12.9)	–	(12.9)	–	(12.9)
Total recognised income and expense for the year		–	–	–	**(36.4)**	**346.2**	**309.8**	**48.6**	**358.4**
Adoption of IAS 32 and IAS 39 – fair value adjustments		–	–	–	31.4	(176.5)	(145.1)	–	(145.1)
Total		–	–	–	**(5.0)**	**169.7**	**164.7**	**48.6**	**213.3**
Note – reconciliation of movements in equity									
Total - as above		–	–	–	(5.0)	169.7	164.7	48.6	213.3
Adoption of IAS 32 and IAS 39 – debt / equity reclassifications		–	–	–	–	–	–	1,035.8	1,035.8
Dividends	13	–	–	–	–	(113.9)	(113.9)	–	(113.9)
Appropriations		–	–	–	–	–	–	(48.6)	(48.6)
Movement in own shares	38	–	–	–	–	17.7	17.7	–	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,240.7	1,376.7	–	1,376.7
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**(7.0)**	**1,314.2**	**1,445.2**	**1,035.8**	**2,481.0**

For the year ended 31 December 2004

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Profit for the year		–	–	–	–	262.3	262.3	–	262.3
Actuarial gains and losses, net of tax	37	–	–	–	(2.0)	–	(2.0)	–	(2.0)
Total recognised income and expense for the year		–	–	–	**(2.0)**	**262.3**	**260.3**	–	**260.3**

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Note – reconciliation of movements in equity									
Total recognised income and expense for the year		–	–	–	(2.0)	262.3	260.3	–	260.3
Dividends	13	–	–	–	–	(101.4)	(101.4)	–	(101.4)
Movement in own shares	38	–	–	–	–	8.9	8.9	–	8.9
Balance at 31 December 2003		123.9	6.8	7.3	–	1,070.9	1,208.9	–	1,208.9
Balance at 31 December 2004		**123.9**	**6.8**	**7.3**	**(2.0)**	**1,240.7**	**1,376.7**	–	**1,376.7**

CONSOLIDATED CASHFLOW STATEMENT

For the year ended 31 December 2005

	2005	2004
	£m	£m
Net cash inflow from operating activities		
Profit before taxation	**494.2**	435.3
Adjusted for:		
Depreciation and amortisation	**23.3**	18.2
Impairment losses on loans and advances to customers	**56.6**	48.5
Other non cash movements	**(303.9)**	29.8
	270.2	531.8
Changes in operating assets		
Deposits held for regulatory or monetary control purposes	**(2.0)**	(6.5)
Loans and advances	**(14,540.4)**	(12,275.0)
Derivative financial instruments	**(603.7)**	–
Changes in other assets	**571.3**	(230.5)
	(14,574.8)	(12,512.0)
Changes in operating liabilities		
Increase in debt securities in issue	**13,270.4**	10,953.9
Deposits from other banks	**335.2**	(199.5)
Due to customers	**3,286.7**	1,568.6
Other liabilities	**(36.0)**	(8.5)
Accruals and deferred income	**49.7**	83.1
Income taxes paid	**(109.8)**	(106.0)
	16,796.2	12,291.6
Cashflows from investing activities		
Net investment in intangible assets and property, plant and equipment	**(38.5)**	(48.1)
Purchase of securities	**(6,465.0)**	(9,653.9)
Proceeds from sale and redemption of securities	**6,108.4**	8,900.9
	(395.1)	(801.1)
Cashflows from financing activities		
Subordinated liabilities	**–**	396.1
Equity dividends paid	**(113.8)**	(100.6)
Appropriations (including tax of £20.8 million)	***(69.4)***	–
	(183.2)	295.5
Net increase / (decrease) in cash and cash equivalents	**1,913.3**	(194.2)
Opening cash and cash equivalents	**3,357.8**	3,552.0
Closing cash and cash equivalents	**5,271.1**	3,357.8

For the year ended 31 December 2005

	2005	2004
	£m	£m
Net cash inflow from operating activities		
Profit before taxation	**553.5**	372.8
Adjusted for:		
Depreciation and amortisation	**21.0**	18.0
Impairment losses on loans and advances to customers	**58.3**	48.2
Other non cash movements	**(711.1)**	30.1
	(78.3)	469.1
Changes in operating assets		
Deposits held for regulatory or monetary control purposes	**(2.0)**	(6.5)
Loans and advances	**(14,769.5)**	(13,150.1)
Derivative financial instruments	**(369.4)**	-
Changes in other assets	**511.3**	(181.8)
	(14,629.6)	(13,338.4)
Changes in operating liabilities		
Increase in debt securities in issue	**4,203.9**	3,717.8
Deposits from other banks	**473.4**	(270.0)
Due to customers	**12,264.7**	9,734.6
Other liabilities	**49.1**	6.0
Accruals and deferred income	**0.4**	81.9
Income taxes paid	**(109.2)**	(110.5)
	16,882.3	13,159.8
Cashflows from investing activities		
Net investment in intangible assets and property, plant and equipment	**(54.1)**	(44.6)
Purchase of securities	**(6,364.0)**	(9,474.3)
Proceeds from sale and redemption of securities	**5,985.2**	8,754.8
	(432.9)	(764.1)
Cashflows from financing activities		
Subordinated liabilities	**-**	396.1
Equity dividends paid	**(113.9)**	(101.4)
Appropriations (including tax of £20.8 million)	**(69.4)**	-
	(183.3)	294.7
Net increase / (decrease) in cash and cash equivalents	**1,558.2**	(178.9)
Opening cash and cash equivalents	**3,267.8**	3,446.7
Closing cash and cash equivalents	**4,826.0**	3,267.8

1. Principal accounting policies

a) Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005, and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, financial assets and liabilities held at fair value. A summary of the more important group accounting policies is set out below, together with an explanation of where changes have been made to previous policies on the adoption of new accounting standards in the year. Where comparative figures have been prepared under UK GAAP, the applicable accounting policy has been disclosed in the relevant note. Reconciliations from UK GAAP to IFRS are contained in notes 43 to 46.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

b) Basis of consolidation

The financial information of the Group incorporates the assets, liabilities, and results of Northern Rock plc and its subsidiary undertakings (including Special Purpose Entities). Entities are regarded as subsidiaries where the Group has the power to govern financial and operating policies so as to obtain benefits from their activities. Inter-company transactions and balances are eliminated upon consolidation.

The acquisition method of accounting is used to account for the purchase of subsidiaries which are held at cost.

c) Interest income and expense

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

d) Fees and commissions

Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related incremental direct costs) and recognised as an adjustment to the effective interest rate on the loan. Insurance commissions are recognised in the period in which they are earned.

e) Financial instruments

Financial assets can be classified in the following categories: loans and receivables, available for sale, held to maturity or financial assets at fair value through profit and loss. Management determines the classification of its investments at initial recognition. The Group measures all of its financial liabilities at amortised cost, other than those instruments which have been designated as part of a hedging relationship (see below). All regular way trades are accounted for on a trade date basis.

i) Loans and receivables and financial liabilities at amortised cost

The Group's loans and advances to customers are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, whose recoverability is based solely on the credit risk of the customer and where the Group has no intention of trading the loan. Both loans and receivables and financial liabilities are initially recognised at fair value including direct and incremental transaction costs. Subsequent recognition is at amortised cost using the effective interest method.

ii) Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, principally but not exclusively investment securities intended to be held for an indefinite period of time which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at fair value, with changes in fair value being recognised in equity except for impairment losses and translation differences, which are recognised in the income statement. Upon derecognition of the asset, or where there is objective evidence that the investment security is impaired, the cumulative gains and losses recognised in equity are removed from equity and recycled to the income statement.

iii) Held to maturity financial assets

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments that the Group has the ability and intention to hold to maturity. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at amortised cost using the effective interest method.

iv) Financial assets at fair value through profit or loss

A financial asset is classified in this category if it is so designated by management on initial recognition. Derivatives are held at fair value through profit or loss unless they are designated as cash flow hedges. The assets are initially measured at fair value, with transaction costs taken directly to the income statement. Subsequent measurement is at fair value, with changes in fair value included directly in the income statement.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

f) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

g) Derivative financial instruments and hedge accounting

The Group undertakes transactions in derivative financial instruments, which include cross currency swaps, interest rate swaps, equity swaps, interest rate caps, forward rate agreements, options, foreign exchange contracts and similar instruments, for non-trading purposes.

The Group's derivative activities are entered into for the purpose of matching or eliminating risk from potential movements in interest and foreign exchange rates inherent in the Group's assets, liabilities and positions. All derivative transactions are for economic hedging purposes and so it is therefore decided at the

1. Principal accounting policies (continued)

outset which position the derivative will be hedging. Derivatives are reviewed regularly for their effectiveness as hedges and corrective action taken, if appropriate. Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted market prices in active markets and where these are not available from valuation techniques including discounted cash flow models and option pricing models. Where derivatives are not designated as part of a hedging relationship, changes in fair value are recorded in the income statement. Where derivatives are designated within hedging relationships, the treatment of the fair value changes depends on the nature of the hedging relationship as explained below.

Hedge accounting is used for derivatives designated in this way provided certain criteria are met. The Group documents at inception of the hedge relationship the link between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment both at hedge inception and on an ongoing basis of whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of hedged items.

i) Cash flow hedges
A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the income statement in the periods when the hedged item will affect profit and loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the income statement.

ii) Fair value hedges
A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the income statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the income statement.

iii) Embedded derivatives
Certain derivatives are embedded within other non-derivative host instruments to create a hybrid instrument. Where the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risk of the host instrument, and where the hybrid instrument is not measured at fair value, the Group separates the embedded derivative from the host instrument and measures it at fair value with the changes in fair value recognised in the income statement.

h) Sale and repurchase agreements
Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as assets pledged when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell, ('reverse repos'), are recorded as loans and advances to banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

i) Impairment losses
The Group assesses its financial assets or groups of financial assets for objective evidence of impairment at each balance sheet date. An impairment loss is recognised if, and only if, there is a loss event (or events) that has occurred after initial recognition and before the balance sheet date and has a reliably measurable impact on the estimated future cash flows of the financial assets or groups of financial assets.

i) Assets held at amortised cost

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;

b) a breach of contract, such as a default or delinquency in interest or principal repayments;

c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d) it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e) the disappearance of an active market for that financial asset because of financial difficulties; or

f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

i. adverse changes in the payment status of borrowers in the portfolio;

ii. national or local economic conditions that correlate with defaults on the assets in the portfolio.

If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an impairment allowance and the amount of the loss is recognised in the income statement. In future periods the unwind of the discount is recognised within interest income.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the customer's credit rating), the previously recognised impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognised in the income statement.

1. Principal accounting policies (continued)

ii) Available for sale financial assets

- For available for sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets are impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated cash flows. The rate used to discount the cash flows is the original effective rate on the available for sale financial asset. The amount of the impairment loss is recognised in the income statement. This includes cumulative gains and losses previously recognised in equity which are recycled from equity to the income statement.

j) Derecognition of financial assets and liabilities

Derecognition is the point at which the Group removes an asset or liability from its balance sheet. The Group's policy is to derecognise financial assets only when the contractual right to the cash flows from the financial asset expires. The Group also derecognises financial assets that it transfers to another party provided the transfer of the asset also transfers the right to receive the cash flows of the financial asset. Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but it does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

k) Securitisation transactions

Certain Group companies have issued debt securities in order to finance specific loans and advances to customers. Both the debt securities in issue and the loans and advances to customers remain on the Group balance sheet within the appropriate balance sheet headings unless:

i) a fully proportional share of all or of specifically identified cash flows have been transferred to the holders of the debt securities, in which case that proportion of the assets are derecognised;

ii) substantially all the risks and rewards associated with the assets have been transferred, in which case the assets are fully derecognised; or

iii) if a significant proportion of the risks and rewards have been transferred, the assets are recognised only to the extent of the Group's continuing involvement.

All transactions previously recognised under UK GAAP on the basis of linked presentation have been recognised by the separate presentation of the gross assets and the related funding.

l) Debt and equity securities in issue

Issued securities are classified as liabilities where the contractual arrangements result in the Group having an obligation to deliver either cash or another financial asset to the security holder, or to exchange financial instruments under conditions that are potentially unfavourable to the Group. Issued securities are classified as equity where they meet the definition of equity and confer a residual interest in the Group's assets on the holder of the securities.

Financial liabilities are carried at amortised cost using the effective interest rate (see "interest income and expense"). Equity instruments are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Appropriations to holders of equity securities are deducted from equity, net of any related income tax, as they become irrevocably due to the holders of the securities.

m) Foreign currency translation

The Group's financial statements are presented in sterling, which is the functional currency of the parent company. Items included in the financial statements of each of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the restatement and settlement of such transactions are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Non-monetary items measured at amortised cost and denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are translated at the exchange rate at the date of valuation. Where these are held at fair value through profit and loss, exchange differences are reported as part of the fair value gain or loss. Where they are held as available for sale, exchange differences are reported directly in equity.

n) Share-based payments

Share-based payments are accounted for on a fair value basis. The Group measures the fair value of the Long Term Incentive Plan ("LTIP") using a Monte Carlo simulation model and the fair value of the Save-As-You-Earn scheme and all other share based payment schemes using a Black-Scholes option pricing model. The fair value is recognised in the income statement over the relevant vesting period and adjusted for forfeitures, with the number of shares expected to be forfeited estimated at each balance sheet date prior to the vesting date. The impact of any revisions to estimates is reflected in the income statement, with the corresponding adjustment recognised in equity. The only exception is where the share-based payment has vesting outcomes attached to market based performance conditions such as in the case of the LTIPs. Under these circumstances, the Monte Carlo simulation model takes into account these market based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest in the event that these performance conditions are not met.

In accordance with the transitional provisions of IFRS – 2 Share-based Payment, the Group has only applied the requirements of the standard to equity settled share-based payments granted after 7 November 2002.

o) Intangible assets

i) Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of the assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, having been tested for impairment at 31 December 2003. Goodwill written off to reserves under UK GAAP prior to the introduction of FRS 10 "Goodwill and Intangible Assets" in 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

ii) Computer software

Costs incurred in acquiring and developing computer software for internal use are capitalised as intangible assets where the software leads to the creation of an identifiable non-monetary asset and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group from its use for a period of over one year. The software is classified as an intangible asset where it is not an integral part of the related hardware and amortised over its estimated useful life which is generally 3 to 5 years.

Costs associated with maintaining software are expensed as they are incurred.

p) Cash and cash equivalents

For the purposes of the cashflow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including cash and non-restricted balances with central banks. This differs from UK GAAP, where only cash and balances available on demand were regarded as cash.

1. Principal accounting policies (continued)

q) Taxation

Income tax payable on taxable profits ('current tax') is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowances is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same reporting tax group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

r) Pensions and employee benefits

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted out, defined benefit section of the scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the defined contribution section of the scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

A full actuarial valuation of the Group's defined benefit section of the scheme is undertaken every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries. For the purpose of these annual updates, scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. Liabilities in the defined benefit section of the scheme are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The resulting net surplus or deficit is included in the Group's balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the scheme.

The Group's income statement includes the current service cost of providing pension benefits, the expected return on the scheme's assets, net of administration costs, and the interest cost on the scheme's liabilities. Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately through the Statement of Recognised Income and Expense.

Past service costs are recognised immediately in the income statement, unless the changes to the Scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight line basis over the average vesting period.

For defined contribution plans, the Company has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

s) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and provision for impairment, as appropriate. Additions and subsequent expenditure are included in the asset's carrying value or are recognised as a separate asset only when they improve the expected future economic benefits to be derived from the asset. All other repairs and maintenance are charged to the income statement in the period in which they are incurred.

Depreciation is provided using the straight line method to allocate costs less residual values over estimated useful lives, as follows:

Freehold property	100 years
Leasehold property	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
– plant	30 years
– furniture	10 years
– other	5 years
Computer equipment	
– PCs	3 years
– other	5 years
Motor vehicles	4 years

Assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the cost of freehold land can be identified separately from buildings, the land value is not depreciated. Fixed assets are subject to impairment testing, if deemed appropriate.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of property, plant and equipment. The costs of financing assets in the course of construction are not included in the costs of the assets.

t) Leases

Operating lease payments are charged to the income statement on a straight line basis unless a different systematic basis is more appropriate. Where an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor in compensation is charged to the income statement in the period in which termination is made.

u) Share capital

i) Share issue costs
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

ii) Dividends on ordinary shares
Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid.

iii) Treasury shares
Where any Group company purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

v) Transition to IFRS

The Group's financial statements for the year ending 31 December 2005 are the first annual financial statements that comply with IFRS.

Northern Rock plc's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. The Group's IFRS adoption date is 1 January 2005.

In preparing these financial statements in accordance with IFRS 1, the Group has applied the following optional exemptions and mandatory exceptions from full retrospective application of IFRS.

1. Principal accounting policies (continued)

Applicable optional exemptions from full retrospective application elected by the Group

i) Business combinations
Northern Rock has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

ii) Fair value as deemed cost
Northern Rock has elected to measure certain items of property, plant and equipment at fair values as at 1 January 2004. The application of this exemption is detailed in note 44h.

iii) Employee benefits
Northern Rock has elected to recognise all cumulative actuarial gains and losses on its final salary pension scheme at 1 January 2004, and to apply the exemption under IFRS 1 paragraph 20A from providing four years' comparative amounts in respect of disclosures of the history of experience gains and losses.

iv) Exemption from restatement of comparatives for IAS 32 and IAS 39
Northern Rock has elected to apply this exemption, with the exception in regards to the recognition of previously derecognised assets and liabilities of securitisation vehicles and inactive retail accounts in accordance with IFRS 1 paragraph 27A. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 are determined and recognised at 1 January 2005. The adjustments are detailed in note 46.

v) Designation of financial instruments
Northern Rock reclassified various securities as available for sale investments. The adjustments relating to IAS 32 and IAS 39 at the opening balance sheet date of 1 January 2005, the IAS 32/39 transition date, are detailed in note 46.

vi) Share based transactions
Northern Rock has elected to apply the share based payment exemption. It applies IFRS 2 from 1 January 2004 to those share based payment schemes that were granted after 7 November 2002 but that have not vested by 1 January 2005.

vii) Recognition of financial assets and liabilities
Northern Rock has applied the exemption in IFRS 1 paragraph 27A to financial assets and liabilities of securitisation vehicles and to inactive retail accounts previously derecognised. All such balances previously derecognised under UK GAAP are recognised on the balance sheet at transition date.

Applicable mandatory exceptions from full retrospective application followed by the Group

i) Hedge accounting
Management has applied the hedge accounting exception from 1 January 2005 only if the hedge relationship meets all the hedge accounting criteria under IAS 39. The application of this exception at the opening balance sheet date of 1 January 2005 is detailed in note 46.

w) Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are relevant and mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not adopted early, as follows:

i) IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective 1 January 2007).

IFRS 7 amends disclosures relating to financial instruments and requires the disclosure of qualitative and quantitative information relating to exposure to risks arising from financial instruments, including specified disclosures about credit risk, market risk and liquidity risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces disclosures about the level of an entity's capital, and how it manages it.

2. Critical accounting estimates

a) Impairment losses on loans and advances
Individual impairment losses on loans and advances are calculated based on an individual valuation of the underlying asset. Collective impairment losses on loans and advances are calculated using a statistical model. The key assumptions used in the model are the probability of any account going into default in the next twelve months, the loss incurred in the event of possession or write off, the roll rates of borrowers moving from lower levels of arrears to serious arrears and possession or write off, and the time period from the date of the event causing the loss to the date of realisation of the property or write off. The probability of accounts going into default is based on application and behavioural scorecards, which are regularly recalibrated to take account of current circumstances. These key assumptions are based on observed data from historical patterns from lending over previous years and are updated regularly based on new data as it becomes available. In addition, management considers how appropriate past trends and patterns might be in the current economic situation and makes any adjustments that it believes to be necessary to reflect current conditions. The accuracy of the impairment calculation would therefore be affected by unexpected changes to the economic situation, inaccuracies within the models used compared to actual outcomes and assumptions which differ from actual outcomes. To the extent that the loss given default differs by +/- 10%, the impairment allowance would be an estimated £12.1m higher or £12.0m lower respectively.

b) Fair value calculations
Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of instruments carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgement and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used compared to actual outcomes and incorrect assumptions. For example, if management were to use a tightening in the credit spread of 10 basis points, the fair values of liabilities and derivatives would increase from the reported fair values by £83.8m.

c) Average life of secured lending
IAS 39 requires interest earned from mortgage lending to be measured under the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

Management must therefore use judgement to estimate the expected life of each instrument and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behaviour, inaccuracies in the models used compared to actual outcomes and incorrect assumptions. If the estimated average life of secured loans were increased or reduced by one month, the value of such loans on the balance sheet would be increased or decreased by £9.7m and £10.4m respectively.

2. Critical accounting estimates (continued)

d) Pension benefits

The present value of the pensions obligations is dependent upon an actuarial calculation which includes a number of assumptions. These assumptions include the discount rate, which is used to determine the present value of the estimated future cash outflows that will be required to meet the pension obligation. In determining the appropriate discount rate to use, the Group considers market yields of high quality corporate bonds denominated in sterling that have terms to maturity approximating the terms of the pension liability. Were this discount rate to reduce by 0.1% or increase by 0.1% from the current management estimate, the carrying value of the pension obligations would be an estimated £6.6m higher or £6.6m lower respectively.

Other key assumptions for pensions benefits including mortality tables are based in part upon current market conditions. Additional information is included in note 7.

3. Interest and similar income

	2005 £m	2004 £m
On secured advances	3,220.2	2,303.4
On other lending	337.0	323.5
On investment securities and deposits	499.5	362.5
	4,056.7	2,989.4

The accounting policy under UK GAAP for revenue recognition in 2004 is set out below.

"Interest income is recognised in the profit and loss account on an accruals basis, except for income on loans taken into possession which is taken to income when it is received.

Fees receivable from customers to reimburse the Group for costs incurred are taken to the profit and loss account when due. Fees receivable relating to ongoing services are taken to income when the related service is performed, and fees in lieu of interest are taken to income on a level yield basis over the life of the loan."

Included within the above is £3.3m with respect to the unwind of the impairment allowance discount.

4. Interest expense and similar charges

	2005 £m	2004 £m
On retail customer accounts	841.7	689.7
On other deposit accounts	2,398.7	1,714.5
On subordinated liabilities	53.7	85.5
On tier one notes	14.0	13.0
On reserve capital instruments	(3.7)	19.8
	3,304.4	2,522.5

5. Administrative expenses

	2005 £m	2004 £m
Wages and salaries	121.9	100.9
Social security costs	10.6	8.9
Other pension costs	12.0	9.8
Total staff costs	144.5	119.6
Other administrative expenses	81.6	80.5
	226.1	200.1
Other administrative expenses include:		
Hire of equipment	5.3	5.5
Property rentals	3.6	3.1
Remuneration of auditors: statutory audit	1.7	1.1
further assurance services	0.8	1.0
	2.5	2.1

Remuneration of auditors for audit work for the Company amounted to £1.3m (2004 £0.7m).
Further assurance services comprises services provided in respect of International Financial Reporting Standards, securitisation transactions and the raising of wholesale funding. No other consultancy advice was provided.

The average number of persons employed by the Group and Company was as follows:

	2005	2004
Full time	4,569	3,916
Part time	1,210	1,064

6. Share based payment

Summary of schemes

Northern Rock grants share options to executive officers and employees under the following schemes:

- Employee Share Option Scheme
- Employee Sharesave Scheme

Equity instruments other than options have been granted under the following schemes:

- Share Incentive Plan
- Long Term Incentive Plan
- Share Matching Scheme
- Deferred Share Scheme

Further details of each scheme are given below.

Share Option Schemes

Employee Share Option Scheme

The Employee Share Option Scheme is an incentive scheme established in 1998 under which eligible employees may be granted share options. In accordance with the scheme, options are granted at an exercise price equivalent to market price on the grant date with a vesting period of 3 years. Upon vesting, options may be exercised up to ten years from the grant date.

An initial grant of options was made in 1998, a second grant was made in 2002 and a further grant was made in 2005.

Employee Sharesave Scheme

Qualifying employees may participate in the Employee Sharesave Schemes which are HM Revenue & Customs approved Save As You Earn ("SAYE") option schemes. Under these schemes, employees may contribute a portion of their monthly salary, up to a specified maximum amount, and at the expiry of a fixed term have the option to use the savings to acquire shares in Northern Rock plc. The fixed terms outlined in the schemes for option vesting are three, five and seven years. Options can be exercised up to six months after vesting. Employees who leave the Company prior to the options fully vesting may be able to exercise their options, for up to six months, if they meet certain specified criteria. Options are granted to the employees at a discount from the market price. This was 20% for the first two grants and 10% for subsequent grants. The vesting period for the options is equivalent to the fixed terms in accordance with the schemes' rules.

Four Sharesave schemes are currently in operation resulting from options offered to employees during 1997, 2000, 2003 and 2005. Employees can save in any number of the schemes up to an overall specified maximum amount.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in the weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

	Options outstanding at the beginning of the year	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding at the end of the year	Options exercisable at the end of the year
2005							
Employee Sharesave (2005) Scheme	-	808,621	(41)	(36,381)	-	772,199	-
Employee Sharesave (2003) Scheme	825,588	-	(4,578)	(33,000)	-	788,010	2,212
Employee Sharesave (2000) Scheme	1,345,521	-	(907,955)	(1,247)	-	436,319	-
Employee Sharesave (1997) Scheme	30,921	-	(30,921)	-	-	-	-
Employee Share Option (2005) Scheme	-	4,463,000	(13,000)	(339,000)	-	4,111,000	1,000
Employee Share Option (2002) Scheme	2,985,000	-	(2,010,500)	(288,000)	-	686,500	686,500
Employee Share Option (1998) Scheme	569,770	-	(232,404)	(25,050)	-	312,316	312,316
2004							
Employee Sharesave (2003) Scheme	912,660	-	(8,182)	(78,890)	-	825,588	1,331
Employee Sharesave (2000) Scheme	1,394,391	-	(27,946)	(20,924)	-	1,345,521	-
Employee Sharesave (1997) Scheme	36,444	-	(3,178)	(2,345)	-	30,921	-
Employee Share Option (2002) Scheme	3,369,000	-	(172,000)	(212,000)	-	2,985,000	1,000
Employee Share Option (1998) Scheme	945,565	-	(368,295)	(7,500)	-	569,770	569,770

All options outstanding at 31 December 2005 under the Employee Sharesave (2005) Scheme, the Employee Sharesave (2003) Scheme, the Employee Sharesave (2000) Scheme, the Employee Sharesave (1997) Scheme, the Employee Share Option (2005) Scheme, the Employee Share Option (2002) Scheme and the Employee Share Option (1998) Scheme were granted with an exercise price of £7.27, £5.98, £2.15, £3.81, £7.73, £6.41 and £6.18 respectively. The market price of the Company's shares at the grant date for each of these schemes was £8.08, £6.40, £3.07, £4.82, £7.73, £6.41 and £6.18 respectively.

Share-based compensation costs relating to these schemes were as follows:

	2005 £m	2004 £m
Employee Sharesave (2005) Scheme	0.2	-
Employee Sharesave (2003) Scheme	0.4	0.3
Employee Sharesave (2000) Scheme*	-	-
Employee Sharesave (1997) Scheme*	-	-
Employee Share Option (2005) Scheme	1.4	-
Employee Share Option (2002) Scheme*	-	-
Employee Share Option (1998) Scheme*	-	-

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

6. Share based payment (continued)

The fair value of options granted during the year were as follows:

	2005 £	2004 £
Employee Sharesave (2005) Scheme		
Three year vesting	1.73	–
Five year vesting	2.17	–
Employee Share Option (2005) Scheme	1.54	–

The fair value of options granted during the year was determined using a Black Scholes valuation model. The significant inputs into the model were share prices at the grant date, exercise prices, and option lives as disclosed above, and volatility and risk free interest rates as follows:

Volatility	2005 %	2004 %
Employee Sharesave (2005) Scheme		
Three year vesting	25.1	–
Five year vesting	28.6	–
Employee Share Option (2005) Scheme	25.3 – 29.1	–

The volatility is based on a statistical analysis of daily share prices over a period equal to the vesting period of each scheme ending on the day before the grant date for each scheme.

Risk free interest rates	2005 %	2004 %
Employee Sharesave (2005) Scheme		
Three year vesting	4.8	–
Five year vesting	4.8	–
Employee Share Option (2005) Scheme	4.5 – 4.6	–

The weighted average remaining contractual life of options outstanding at 31 December 2005 were as follows.

Employee Sharesave (2005) Scheme	3.9 years
Employee Sharesave (2003) Scheme	1.8 years
Employee Sharesave (2000) Scheme*	1.8 years
Employee Sharesave (1997) Scheme*	–
Employee Share Option (2005) Scheme	9.1 years
Employee Share Option (2002) Scheme*	6.5 years
Employee Share Option (1998) Scheme*	2.4 years

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

Other Equity Instruments

Share Incentive Plan/Approved Profit Sharing Scheme

The Share Incentive Plan ("SIP") was established in 2003 and is available to all employees who have completed a minimum of six months of service. Provided that the Group meets certain performance criteria annually as outlined in the SIP, eligible employees are granted rights to shares in Northern Rock plc for an amount not in excess of 5% of their annual salary, subject to a maximum of £3,000, free from any consideration. The rights to shares vest immediately. The Company subsequently purchases shares to satisfy the shares vested and transfers them to an independent trustee company. Shares are transferred to the employees by the trustee company on the fifth anniversary of the grant date. The SIP was introduced following changes to UK legislation regarding employee share compensation schemes. Prior to this the Company operated an Approved Profit Sharing Scheme ("APSS") for employees. The qualifying conditions for and operation of APSS were the same as for SIP except that shares were transferred to the employees by the trustee company on the third anniversary of the grant date rather than the fifth anniversary. Compensation expense relating to these schemes was £1.8m (2004 £1.8m).

Long Term Incentive Plan

Executive Directors and certain other senior executives are granted rights to shares under the Long Term Incentive Plan ("LTIP"). All details relating to this scheme are included within the Directors' Remuneration Report on pages 28 and 29.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

Details of rights to shares held by Executive Directors are included within the Directors' Remuneration Report on page 28. Details of all rights held under the scheme are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2005							
LTIP 2005-2007 Scheme	–	669,318	–	–	–	669,318	–
LTIP 2004-2006 Scheme	591,441	–	–	–	–	591,441	–
LTIP 2003-2005 Scheme	636,966	–	–	–	–	636,966	–
LTIP 2002-2004 Scheme	389,040	–	(282,836)	(106,204)	–	–	–
2004							
LTIP 2004-2006 Scheme	–	591,441	–	–	–	591,441	–
LTIP 2003-2005 Scheme	636,966	–	–	–	–	636,966	–
LTIP 2002-2004 Scheme	389,040	–	–	–	–	389,040	–
LTIP 2001-2003 Scheme	377,750	–	(377,750)	–	–	–	–

6. Share based payment (continued)

The fair value of shares granted during the year was determined using a Monte Carlo simulation model. The significant inputs into the model were share prices of £7.68, £7.40 and £6.15 at the grant date in 2005, 2004 and 2003 respectively, exercise price of nil, standard deviation of expected share price returns of 25.3%, 29.0% and 33.5% respectively, option life of 3 years, and the annual risk free interest rate of 4.5%, 4.6% and 3.8% respectively. Correlation of the Company's share price movement with the comparator companies in the FTSE 100 index or FTSE 350 index as appropriate is calculated by reference to the share price of the Company compared to the individual FTSE 100 or 350 companies on a daily basis over the three year period ending on the date before the grant date for each scheme. The volatility is based on a statistical analysis of daily share prices over the three year period ending on the date before the grant date for each scheme. Compensation expense relating to this scheme in 2005 was £2.3m (2004 £2.3m).

Share Matching Schemes

The Company operates two Share Matching Schemes which entitle certain employees to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. The first scheme applies to Executive Directors and other senior executives (Share Matching Scheme 1). The Company grants the employee one additional share for every share purchased. Rights to these shares vest over 3 years from the grant date. The Company has purchased or will purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense relating to this scheme in 2005 was £3.1m (2004 £2.4m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 26.

The second scheme (Share Matching Scheme 2) was introduced during 2001 and applies to other senior management. Under the scheme, employees are entitled to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. For every two shares purchased by the employee, the Company grants the employee the right to one additional share, free from any consideration. Rights to these shares vest over 3 years from the grant date. The Company has purchased or will purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense relating to this scheme in 2005 was £0.3m (2004 £0.3m).

Details of the rights held by employees in Share Matching Schemes are detailed below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2005							
Scheme 1	909,888	354,346	(170,852)	-	-	1,093,382	-
Scheme 2	130,068	55,112	(36,480)	(2,191)	-	146,509	-
2004							
Scheme 1	646,526	393,177	(129,815)	-	-	909,888	-
Scheme 2	124,240	51,753	(44,047)	(1,878)	-	130,068	-

Deferred Share Scheme

Executive Directors or other executives who receive a bonus under the short term cash bonus scheme may, at the absolute discretion of the Remuneration Committee, be granted an award of shares under the Deferred Bonus Plan with a pre-tax value equal to the pre-tax value of their bonus under the short term cash bonus scheme. A participant who is granted an award must normally continue to hold those shares and remain an employee of the Group for a period of three years from the grant date in order to retain the full number of shares so granted to them, although shares will be released earlier in certain "good leaver" circumstances. Compensation expense relating to this scheme in 2005 was £2.2m (2004 £1.6m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 27. Details of all rights held under the Deferred Bonus Plan are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2005	632,291	246,430	(117,942)	-	-	760,779	-
2004	489,801	251,849	(109,359)	-	-	632,291	-

The table below sets out the total number of rights granted during each year and the fair value at grant date for the following schemes:

	2005		2004	
	Number of rights granted	**Fair value at grant date (£)**	Number of rights granted	Fair value at grant date (£)
Share Incentive Plan	**221,283**	**8.01**	236,041	7.66
Long Term Incentive Plan	**669,318**	**3.79**	591,441	4.07
Share Matching Scheme 1	**354,346**	**7.73**	393,177	7.40
Share Matching Scheme 2	**55,112**	**8.32**	51,753	7.25
Deferred Share Scheme	**246,430**	**7.73**	251,849	7.40

7. Pension commitments

The Company operates one main employee benefit scheme ("the Scheme") with both defined benefit and defined contribution sections.

The defined benefit section of the Scheme provides benefits based on final salary for certain employees. The assets of the Scheme are held in a separate trustee-administered fund. Contributions to the defined benefit section are assessed in accordance with the advice of an independent qualified actuary using the projected unit method. The defined benefit section was closed to new entrants in July 1999.

The Company's policy for recognising actuarial gains and losses is to recognise them immediately on the balance sheet through the Statement of Recognised Income and Expense.

7. Pension commitments (continued)

The overall costs of the Scheme have been recognised in the Company's accounts in accordance with IAS19.

Summary of assumptions

	2005 %	2004 %	2003 %
Price inflation	**2.75**	2.75	2.65
Rate of increase in salaries	**4.50**	4.50	4.40
Rate of increase for pensions in payment*	**3.10**	3.10	3.00
Rate of increase for deferred pensions	**2.75**	2.75	2.65
Discount rate	**4.75**	5.30	5.40
Expected rate of return on assets	**6.30**	6.75	6.75

** In excess of any Guaranteed Minimum Pension (GMP) element*

The most significant non-financial assumption is the assumed rate of longevity, which is based on the standard tables known as PA92, projected to 2003, with an age rating of minus two years applied for non-pensioners and no rating for pensioners.

The expected return on assets has been derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available), and the views of investment organisations.

Categories of assets

	2005 %	2004 %	2003 %
Equities	**50**	53	53
Bonds	**35**	40	42
Property	**7**	6	4
Cash/other	**8**	1	1
Total	**100**	100	100

Funded status

	2005 £m	2004 £m	2003 £m
Present value of defined benefit obligation	**(311.0)**	(251.4)	(226.1)
Assets at fair value	**256.6**	198.9	178.8
Defined benefit liability	**(54.4)**	(52.5)	(47.3)

Disclosed pension expense for year:

a) Components of defined benefit pension expense

	2005 £m	2004 £m
Current service cost	**8.9**	7.9
Interest cost	**13.5**	12.3
Expected return on assets	**(13.5)**	(12.3)
Total pension expense	**8.9**	7.9

b) Statement of recognised income and expense (SORIE)

	2005 £m	2004 £m
Actuarial loss recognised in SORIE	**(18.5)**	(2.8)
Cumulative actuarial losses recognised at 1 January	**(2.8)**	-
Cumulative actuarial losses recognised at 31 December	**(21.3)**	(2.8)

7. Pension commitments (continued)

Reconciliation of return on assets for year

	2005 £m	2004 £m
Expected return on assets	**13.5**	12.3
Actuarial gain on assets	**20.8**	4.2
Actual return on assets	**34.3**	16.5

Movements in present value of defined benefit obligation during the year

	2005 £m	2004 £m
Present value of defined benefit obligation at 1 January	**251.4**	226.1
Defined benefit service cost	**8.9**	7.9
Interest cost	**13.5**	12.3
Defined benefit employee contributions	**1.8**	1.7
Actuarial loss	**39.4**	7.0
Defined benefit actual benefit payments	**(4.0)**	(3.6)
Present value of defined benefit obligation at 31 December	**311.0**	251.4

Movements in defined benefit fair value of assets during the year

	2005 £m	2004 £m
Fair value of assets at 1 January	**198.9**	178.8
Actual return on assets	**34.3**	16.5
Defined benefit actual company contributions	**25.6**	5.5
Defined benefit employee contributions	**1.8**	1.7
Defined benefit actual benefits paid	**(4.0)**	(3.6)
Fair value of assets at 31 December	**256.6**	198.9

Experience gains and losses

	2005 £m	2004 £m
Defined benefit obligation	**311.0**	251.4
Fair value of assets	**256.6**	198.9
Deficit	**54.4**	52.5
Experience loss on defined benefit obligation	**39.4**	7.0
Experience gain on assets	**20.8**	4.2

Estimated contributions for year ending 31 December 2006

	2006 £m
Estimated employer contributions for 2006	**50.8**
Estimated employee contributions for 2006	**1.8**
Estimated total contributions for 2006	**52.6**

The estimated employer contributions for 2006 of £50.8m include £45.0m paid in January 2006. This amount together with £20.0m paid in December 2005 results in the payment of £65.0m special contributions having been made by the Company to substantially eliminate the fund deficit as calculated under IAS 19.

Pension costs for the defined contribution section of the Scheme were:

	2005 £m	2004 £m
Total included in staff costs	**2.4**	1.8

8. Impairment losses on loans and advances

	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
2005				
Group				
At 1 January 2005	36.3	12.2	78.4	126.9
Adoption of IAS 39	(1.1)	(0.5)	(1.7)	(3.3)
	35.2	11.7	76.7	123.6
Income Statement:				
Increase in allowance during the year	17.9	2.7	45.6	66.2
Reclassifications	(10.3)	(9.8)	20.1	-
Adjustment resulting from recoveries	(0.6)	-	(9.0)	(9.6)
	7.0	(7.1)	56.7	56.6
Amounts written off during the year	(10.8)	(0.4)	(48.0)	(59.2)
Discount unwind	1.1	0.5	1.7	3.3
At 31 December 2005	32.5	4.7	87.1	124.3
Company				
At 1 January 2005	36.3	12.2	82.5	131.0
At 31 December 2005	32.5	4.7	93.2	130.4

	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
2004				
Group				
At 1 January 2004	40.8	13.2	55.9	109.9
Income Statement:				
Increase in allowance during the year	0.4	0.8	50.2	51.4
Adjustment resulting from recoveries	(0.9)	(0.1)	(1.9)	(2.9)
	(0.5)	0.7	48.3	48.5
Transfers	(0.2)	-	0.2	-
Amounts written off during the year	(3.8)	(1.7)	(26.0)	(31.5)
At 31 December 2004	36.3	12.2	78.4	126.9
Company				
At 1 January 2004	40.8	13.2	60.0	114.0
At 31 December 2004	36.3	12.2	82.5	131.0

9. Net hedge ineffectiveness and other unrealised fair value gains and losses

	2005 £m	2004 £m
Fair value movements of future cashflows excluding interest flows on non-hedging derivatives	1,675.6	-
Translation gains and losses on underlying instruments	(1,693.7)	-
	(18.1)	-
Net hedge ineffectiveness excluding interest flows on fair value hedges	(38.3)	-
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	-

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges of certain foreign currency assets and wholesale funding recorded at amortised cost and certain instruments included within non shareholders' funds. They also include forward currency contracts and previously effective hedges which have been de-designated.

The fair value movements of future cashflows excluding interest flows on such derivatives are separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the revaluation from foreign currency into sterling. The deemed interest flows on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest flows on fair value hedges represents the difference between changes in the fair value of future cashflows excluding interest flows of the hedging derivatives and the changes in the fair value of future cashflows excluding interest flows of the underlying hedged items.

10. Directors' emoluments

Full details of the Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 18 to 31.

11. Income tax expense

	2005 £m	2004 £m
The income tax expense for the year comprises:		
UK corporation tax		
Current tax on profits for the year	134.2	116.4
Adjustments in respect of prior years	(6.2)	(2.7)
Total current tax	128.0	113.7
Deferred tax (see note 27)	16.9	12.1
	144.9	125.8

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the standard rate of UK corporation tax of 30% (2004 30%) as follows:

	2005 £m	2004 £m
Profit before taxation	494.2	435.3
Tax calculated at rate of 30% (2004 30%)	148.3	130.6
Net non deductible expenses/(non taxable income) for tax purposes	0.8	(2.1)
Current tax – prior year adjustment	(6.2)	(2.7)
Deferred tax – prior year adjustment	2.0	-
Income tax expense	144.9	125.8

As detailed in notes 37 and 38, current and deferred income tax have also been charged direct to equity. The deferred income tax charged/(credited) amounts to £1.8m for the Group (2004 £(2.9m)) and £(3.4m) for the Company (2004 £(2.9m)). The current income tax credit amounts to £(13.1m) for both the Group and the Company (2004 £(1.5m)).

12. Profit attributable to ordinary shareholders

Of the profit attributable to ordinary shareholders, £346.2m (2004 £262.3m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's income statement has not been presented separately.

13. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2005 pence per share	2004 pence per share
2003 final dividend	–	15.8
2004 interim dividend	–	8.5
2004 final dividend	18.0	–
2005 interim dividend	9.4	–
	27.4	24.3

The proposed final dividend in respect of 2005 amounts to 20.7 pence per share (£86.4m). These Annual Results do not reflect this dividend payable.

	2005 £m	2004 £m
2003 final dividend	–	66.2
2004 interim dividend	–	35.2
2004 final dividend	74.7	–
2005 interim dividend	39.2	–
Less paid to ESOP trusts	(0.1)	(0.8)
	113.8	100.6

14. Earnings per share

Earnings per Ordinary Share of 72.5p (2004 74.9p) have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern Rock plc of £300.7m (2004 £309.5m) by the weighted average number of Ordinary Shares in issue 414.6m (2004 413.0m)

The weighted average number of Ordinary Shares in issue has been determined after excluding the weighted average number of Ordinary Shares held in trust for employee share schemes of 6.6m (2004 8.2m).

Fully diluted earnings per Ordinary Share of 72.0p (2004 74.3p) have been calculated using the weighted average number of shares in issue together with 3.3m (2004 3.6m) potentially dilutive shares resulting from options granted under employee share schemes.

15. Cash and balances with central banks

	Group and Company	
	2005 £m	2004 £m
Cash in hand	12.0	9.0
Balances with central banks other than mandatory reserve deposits	0.1	1.2
Included in cash and cash equivalents	12.1	10.2
Mandatory reserve deposits with central banks	57.1	55.1
	69.2	65.3

Mandatory reserve deposits with central banks are not available for use in day to day operations.

16. Derivative financial instruments

All derivative financial instruments are held for economic hedging purposes, although not all derivatives are designated as hedging instruments under the terms of IAS 39. The analysis below therefore splits derivatives between those in accounting hedge relationships and those in economic hedge relationships but not in accounting hedge relationships.

Northern Rock did not adopt IAS 32 and 39 until 1 January 2005. The disclosures relating to 31 December 2004 are those required under FRS 13 under UK GAAP, the relevant standard at that date.

2005 Group	Contract/ notional amount £m	Fair values Assets £m	Liabilities £m
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	37,159.8	134.5	(210.3)
Cross currency interest rate swaps	4,741.1	239.8	(0.7)
	41,900.9	374.3	(211.0)

16. Derivative financial instruments (continued)

	Contract/ notional amount £m	Fair values Assets £m	Liabilities £m
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	11,197.1	141.8	(48.4)
Forward rate agreements	–	–	–
Exchange traded futures	–	–	–
Caps, floors and options	90.0	6.5	–
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	–	(30.3)
	11,666.3	168.3	(79.6)
Currency derivatives			
Cross currency swaps	26,776.6	855.5	(551.9)
Forward foreign exchange	4,533.6	51.7	(3.6)
	31,310.2	907.2	(555.5)
Total derivatives in economic hedging relationships	42,976.5	1,075.5	(635.1)
Total recognised derivative assets/(liabilities)	84,877.4	1,449.8	(846.1)
Company			
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	36,207.5	104.9	(210.3)
Cross currency interest rate swaps	4,357.0	178.7	(0.5)
	40,564.5	283.6	(210.8)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	11,175.4	141.8	(47.6)
Forward rate agreements	–	–	–
Exchange traded futures	–	–	–
Caps, floors and options	90.0	6.5	–
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	–	(30.3)
	11,644.6	168.3	(78.8)
Currency derivatives			
Cross currency swaps	6,999.1	266.7	(107.8)
Forward foreign exchange	4,451.0	51.3	(3.1)
	11,450.1	318.0	(110.9)
Total derivatives in economic hedging relationships	23,094.7	486.3	(189.7)
Total recognised derivative assets/(liabilities)	63,659.2	769.9	(400.5)

2004

The information below is based on UK GAAP. The accounting policy used for derivatives under UK GAAP in 2004 is set out below:

"Derivatives comprise, mainly, currency and interest rate swaps, forward rate agreements, foreign exchange forwards and financial futures and options. All transactions are undertaken for hedging purposes.

Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged. Consequently, profits and losses on the hedges are recognised on a similar accounting basis as the profits or losses on the underlying item or items being hedged. They are therefore recognised in the financial statements as adjustments to the profit or loss of the item or items being hedged. To the extent necessary to achieve a consistent timing of income recognition on the item or items being hedged, deferred gains or losses are included in the balance sheet under the headings "accruals and deferred income" and "prepayments and accrued income". Profits and losses on early termination of contracts that modify the characteristics of designated items are deferred and amortised over the remaining lives of the hedged items. Income and expenses on hedges are recognised as adjustments to interest receivable and interest payable.

When a derivative no longer represents a hedge, because either the underlying asset, liability or position has been extinguished or derecognised, it is restated to market value. Any profit or loss is accounted for in interest income or expense. It is then either redesignated as a hedge of a different asset, liability or position, is disposed of, or the position is otherwise closed, and accounted for accordingly. Where a derivative is no longer a hedge because it ceases to be effective, it is restated to market value and any profit or loss arising is deferred and amortised into interest income or expense over the remaining life of the item previously being hedged."

16. Derivative financial instruments (continued)

The table below shows the underlying principal amount and positive and negative fair values of derivatives by type of contract.

	Underlying principal amount £m	Positive book values £m	Negative book values £m	Positive fair values £m	Negative fair values £m
Interest rate derivatives:					
Interest rate swaps					
1 year or less	18,886.7	–	–	30.8	7.5
1 – 5 years	17,651.9	–	–	39.3	95.9
over 5 years	2,602.8	–	–	93.0	13.2
Equity index swaps					
1 year or less	1.0	–	–	–	–
1 – 5 years	179.0	–	–	4.9	4.4
Forward rate agreements					
1 year or less	35.3	–	–	–	–
1 – 5 years	50.0	–	–	–	–
Exchange traded futures					
1 year or less	211.3	–	–	–	1.4
	39,618.0	–	–	168.0	122.4
Currency derivatives					
Cross currency swaps					
1 year or less	1,574.3	9.1	111.4	9.1	102.8
1 – 5 years	5,907.9	215.0	268.2	242.4	255.9
over 5 years	710.0	21.0	60.7	20.8	61.2
Forward foreign exchange					
1 year or less	2,552.4	11.0	76.5	18.8	59.0
	10,744.6	256.1	516.8	291.1	478.9

The positive fair values in the table relating to 31 December 2004 above represent the gross replacement cost of the Group's derivatives and hence equate to the maximum gross loss it would incur if any party to the derivatives contract failed to perform to its terms. At 31 December 2004 the potential credit exposure after allowing for collateral received was £269.1m.

In addition to the derivatives disclosed above relating to 31 December 2004, there are a number of derivatives that have been entered into by the securitisation Special Purpose Entities (see note 19). These consist of interest rate swaps and cross currency swaps all with a term of over 5 years. The underlying principal amounts at 31 December 2004 were £1,636.1m and £14,810.2m. Positive book values amounted to £nil and £270.6m and negative book values amounted to £nil and £1,368.5m. Positive fair values were £42.7m and £275.4m and negative fair values were £0.3m and £1,367.1m.

Gains and losses on hedging derivatives

	Gains £m	Losses £m	Net £m
Unrecognised gains and losses on hedges			
At 1 January 2004	225.2	(130.0)	95.2
Arising in previous years recognised in 2004	(63.9)	50.4	(13.5)
Brought forward gains and losses not recognised in 2004	161.3	(79.6)	81.7
Arising in 2004 not recognised in 2004	86.7	(49.9)	36.8
At 31 December 2004	248.0	(129.5)	118.5
Of which:			
gains and losses expected to be recognised in 2005	96.3	(36.7)	59.6
gains and losses expected to be recognised in 2006 or later	151.7	(92.8)	58.9

16. Derivative financial instruments (continued)

	Gains £m	Losses £m	Net £m
Realised gains and losses on hedges At 1 January 2004	6.1	(14.5)	(8.4)
Realised gains and losses brought forward recognised in income in 2004	(6.1)	7.7	1.6
Brought forward realised gains and losses not recognised in income in 2004	–	(6.8)	(6.8)
Realised gains and losses in 2004 not recognised in income in 2004	2.0	(9.6)	(7.6)
At 31 December 2004	2.0	(16.4)	(14.4)
Of which: gains and losses expected to be recognised in 2005	2.0	(16.4)	(14.4)

The above tables show the gains and losses on derivative instruments used for hedging by the Group in 2004 that were, under UK GAAP, off balance sheet. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on balance sheet instruments.

17. Loans and advances to banks

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Fixed rate	**4,558.5**	3,041.7	**4,461.5**	2,851.6
Variable rate	**515.3**	632.5	**167.2**	315.7
	5,073.8	3,674.2	**4,628.7**	3,167.3

18. Loans and advances to customers

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Advances secured on residential property not subject to securitisation	**24,064.5**	27,000.7	**24,064.2**	27,000.3
Advances secured on residential property subject to securitisation	**38,356.3**	21,661.1	**38,356.3**	21,661.1
Total advances secured on residential property	**62,420.8**	48,661.8	**62,420.5**	48,661.4
Commercial secured advances not subject to securitisation	**743.5**	1,278.1	**743.5**	1,278.1
Commercial secured advances subject to securitisation	**779.8**	238.4	**779.8**	238.4
Total other secured advances	**1,523.3**	1,516.5	**1,523.3**	1,516.5
Unsecured loans not subject to securitisation	**5,788.6**	4,581.4	**5,788.6**	4,581.4
Unsecured investment loans	**507.2**	9.1	**507.2**	9.1
Amounts due from subsidiary undertakings	**–**	–	**572.9**	359.2
	70,239.9	54,768.8	**70,812.5**	55,127.6
Fixed rate	**49,177.6**	34,211.3	**49,177.6**	34,211.3
Variable rate	**21,062.3**	20,557.5	**21,634.9**	20,916.3
	70,239.9	54,768.8	**70,812.5**	55,127.6

19. Securitisation

The Group's results include the results and assets and liabilities of securitisation Special Purpose Entities ("SPEs") on a line by line basis. Under UK GAAP the SPEs were incorporated into the financial statements using linked presentation. Following the introduction of IFRS and a change in UK companies legislation, these SPEs are now treated as legal subsidiaries and consolidated on a line by line basis.

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by the SPEs from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation notes in issue at 31 December 2005 are as follows:

19. Securitisation (continued)

Securitisation company	Date of securitisation	Gross assets securitised £m	Notes in issue £m
Residential:			
Granite Mortgages 99-1 plc	1 October 1999	76.6	66.5
Granite Mortgages 00-1 plc	1 March 2000	228.1	213.1
Granite Mortgages 00-2 plc	25 September 2000	435.6	375.5
Granite Mortgages 01-1 plc	26 March 2001	666.0	641.1
Granite Mortgages 01-2 plc	28 September 2001	737.5	713.2
Granite Mortgages 02-1 plc	20 March 2002	1,378.8	1,366.3
Granite Mortgages 02-2 plc	23 September 2002	1,729.6	1,677.6
Granite Mortgages 03-1 plc	27 January 2003	1,992.3	1,981.3
Granite Mortgages 03-2 plc	21 May 2003	1,507.8	1,468.9
Granite Mortgages 03-3 plc	24 September 2003	1,417.4	1,372.3
Granite Mortgages 04-1 plc	28 January 2004	2,431.3	2,364.8
Granite Mortgages 04-2 plc	26 May 2004	2,642.9	2,587.1
Granite Mortgages 04-3 plc	22 September 2004	3,163.3	3,112.7
Granite Master Issuer plc	26 January 2005	4,007.7	4,000.4
Granite Master Issuer plc	25 May 2005	3,791.9	3,762.1
Granite Master Issuer plc	31 August 2005	549.3	582.2
Granite Master Issuer plc	21 September 2005	4,050.4	3,891.3
		30,806.5	30,176.4
Retained interest in Granite Finance Trustees Limited		9,967.4	
Less cash deposits held with Northern Rock plc		(2,198.0)	
Total residential		38,575.9	30,176.4
Commercial:			
Dolerite Funding No. 1 plc	24 June 2002	147.0	140.8
Retained interest in Dolerite Mortgages Trustee Limited		58.3	
Dolerite Funding No. 2 plc	18 July 2005	593.5	583.1
Retained interest in Dolerite Mortgages Trustee No. 2 Limited		227.7	
Less cash deposits held with Northern Rock plc		(57.2)	
Total commercial		969.3	723.9
Total		39,545.2	30,900.3

Gross assets securitised and notes in issue as presented above reconcile to amounts included in the consolidated balance sheet within loans and advances to customers and debt securities in issue as follows:

	Gross assets securitised £m	Notes in issue £m
Total as above	39,545.2	30,900.3
Less cash deposits with third parties included within loans and advances to banks	(409.1)	
Less accrued interest on loan notes included within accruals and deferred income		(171.4)
Add loan notes issued by Whinstone Limited (see below)		427.5
Total advances subject to securitisation (see note 18)	39,136.1	
Total securitised notes as per consolidated balance sheet		31,156.4

At 31 December 2005 the SPEs had cash deposits with Northern Rock plc amounting to £2,255.2m (31 December 2004 - £1,396.0m). This balance is restricted in use to the repayment of the debt securities issued by the SPEs and other legal obligations.

On 15 November 2005, Northern Rock entered into a financial guarantee contract with Whinstone Limited, a special purpose entity, in respect of £423.0m of the first loss reserve funds held by the Granite securitisation entities repayable to Northern Rock only after repayment of all other liabilities. Whinstone Limited simultaneously issued credit linked notes to the value of £423.0m which are included within debt securities in issue at year end exchange rates where issued in currencies other than sterling.

In addition to the transactions above, Northern Rock assigned a portfolio of unsecured loans valued at £749.7m to Flint Receivables Trustees Limited on 8 December 2003. Flint Consumer Loans No. 1 Limited purchased an interest amounting to £595.0m in the trust on the same date, funded by the issue of asset backed notes. The noteholders have a proportionate interest in each balance in the portfolio, and at 31 December 2005 this interest amounted to £595.0m (2004 £595.0m). The funding giving rise to the noteholders' interest is included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

20. Covered bonds

Included within loans and advances to customers not subject to securitisation are £4,686.1m (2004 £1,977.6m) of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £3,830.4m (2004 £1,339.0m). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

21. Available for sale securities

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Debt securities at fair value				
Listed	**4,576.0**	-	**4,298.3**	-
Unlisted	**801.1**	-	**801.1**	-
	5,377.1	-	**5,099.4**	-
Fixed rate	**2,346.8**	-	**2,238.1**	-
Variable rate	**3,030.3**	-	**2,861.3**	-
	5,377.1	-	**5,099.4**	-

The movement in available for sale securities was as follows:

	Group	Company
	£m	£m
At 1 January 2005	-	-
Reclassification of financial instruments on introduction of IAS 39	4,966.1	4,678.8
Additions	11,156.3	11,048.6
Disposals (sales and redemptions)	(10,786.4)	(10,645.6)
Exchange differences	27.8	27.9
Net gains on changes in fair value	13.3	(10.3)
At 31 December 2005	5,377.1	5,099.4

Gains of £23.5m previously recognised in reserves have been transferred to the Group income statement on derecognition of available for sale securities.

22. Debt securities (under UK GAAP)

The information below is based on UK GAAP. The accounting policy used for debt securities, and for equity shares and other variable yield securities (see note 23) under UK GAAP in 2004 is set out below:

"Debt securities and equity shares ("securities") are held with the intention of use on a continuing basis and are stated at cost, adjusted to exclude accrued interest at the date of purchase, less provision for any permanent diminution in value. A similar adjustment for accrued interest is made on realisation. Where the adjusted purchase price differs from the nominal value, the premium or discount is amortised or released on an effective yield basis over the period to maturity.

Securities sold subject to repurchase agreements are retained on the balance sheet where the Group retains the risks and rewards of ownership. Funds received under such agreements are included within deposits by banks or customer accounts. Securities purchased under a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership, and the purchase price is included within either loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest receivable or interest payable as appropriate."

	Group		Company	
2004	Book value	Market value	Book value	Market value
	£m	£m	£m	£m
Investment securities				
Issued by public bodies:				
Government securities	1,289.0	1,312.4	1,221.8	1,243.4
Issued by other issuers:				
Bank and building society certificates of deposit	456.2	456.2	436.2	436.2
Other debt securities	2,997.0	3,014.0	2,920.6	2,937.5
	4,742.2	4,782.6	4,578.6	4,617.1
Listed	4,261.0	4,301.5	4,117.4	4,156.0
Unlisted	481.2	481.1	461.2	461.1
	4,742.2	4,782.6	4,578.6	4,617.1
Due within one year	761.9		741.9	
Due one year and over	3,980.3		3,836.7	
	4,742.2		4,578.6	
Unamortised premiums and discounts	42.7		37.9	

All debt securities were held with the intention of use on a continuing basis in the Group's activities and were classified as financial fixed assets at amortised cost.

23. Equity shares and other variable yield securities (under UK GAAP)

2004	Group Book value £m	Group Market value £m	Company Book value £m	Company Market value £m
Investment securities				
Listed	539.4	554.9	421.9	433.1
Unlisted	36.2	36.2	36.2	36.2
	575.6	591.1	458.1	469.3

All equity shares and other variable yield securities were held with the intention of use on a continuing basis in the Group's activities and were classified as financial fixed assets at amortised cost.

24. Shares in group undertakings

	Company £m
Cost:	
At 1 January 2005	124.8
Distribution from subsidiary	(2.0)
At 31 December 2005	122.8
Impairments:	
At 1 January 2005 and 31 December 2005	4.3
Net book amount:	
At 31 December 2005	118.5
At 31 December 2004	120.5

The Company's interests in subsidiary undertakings are analysed as follows:

	2005 £m	2004 £m
Credit institutions	50.0	50.0
Other	68.5	70.5
	118.5	120.5

The principal subsidiaries of Northern Rock plc at 31 December 2005 are listed below, all of which operate in their country of incorporation or registration.

The following subsidiaries are directly held and wholly owned by the Company:

	Nature of business	Country of incorporation
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

The following companies are SPEs established in connection with the Group's securitisation programme (see note 19). Although the Company has no direct or indirect ownership interest in these companies, they are regarded as legal subsidiaries under UK companies legislation.

	Nature of business	Country of incorporation
Granite Mortgages 99-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 00-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 00-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-3 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-3 plc	Issue of securitised notes	England & Wales
Granite Master Issuer plc	Issue of securitised notes	England & Wales
Dolerite Funding No.1 plc	Issue of securitised notes	England & Wales
Dolerite Funding No.2 plc	Issue of securitised notes	England & Wales
Granite Finance Trustees Limited	Holding of interests in securitisations	Jersey
Granite Finance Funding Limited	Holding company	Jersey
Granite Finance Funding No.2 Limited	Holding company	England & Wales
Dolerite Mortgages Trustee Limited	Holding of interests in securitisations	Jersey
Dolerite Mortgages Trustee No. 2 Limited	Holding of interests in securitisations	Jersey
Whinstone Limited	Issue of credit linked notes	Jersey

24. Shares in group undertakings (continued)

The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. A full list of subsidiary undertakings at 31 December 2005 will be annexed to the Company's next Annual Return to be filed at Companies House.

25. Intangible assets

Group	Goodwill £m	Software £m	Total £m
2005			
Cost			
At 1 January 2005	35.8	75.3	111.1
Additions	–	21.8	21.8
At 31 December 2005	35.8	97.1	132.9
Impairment and amortisation			
At 1 January 2005	5.1	32.9	38.0
Charged in year	–	16.7	16.7
At 31 December 2005	5.1	49.6	54.7
Net book amount:			
At 31 December 2005	30.7	47.5	78.2

	Goodwill £m	Software £m	Total £m
2004			
Cost			
At 1 January 2004	35.8	53.2	89.0
Additions	–	22.1	22.1
At 31 December 2004	35.8	75.3	111.1
Amortisation and impairment			
At 1 January 2004	5.1	22.8	27.9
Charged in year	–	10.1	10.1
At 31 December 2004	5.1	32.9	38.0
Net book amount:			
At 31 December 2004	30.7	42.4	73.1

Company	Goodwill £m	Software £m	Total £m
2005			
Cost			
At 1 January 2005	–	75.3	75.3
Additions	–	21.8	21.8
At 31 December 2005	–	97.1	97.1
Impairment and amortisation			
At 1 January 2005	–	32.9	32.9
Charged in year	–	16.7	16.7
At 31 December 2005	–	49.6	49.6
Net book amount:			
At 31 December 2005	–	47.5	47.5

25. Intangible assets (continued)

2004	Goodwill £m	Software £m	Total £m
Cost			
At 1 January 2004	–	53.2	53.2
Additions	–	22.1	22.1
At 31 December 2004	–	75.3	75.3
Amortisation and impairment			
At 1 January 2004	–	22.8	22.8
Charged in year	–	10.1	10.1
At 31 December 2004	–	32.9	32.9
Net book amount:			
At 31 December 2004	–	42.4	42.4

26. Property, plant and equipment

Group 2005	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2005	77.5	19.9	5.0	105.9	23.1	231.4
Additions	0.2	–	2.3	17.7	6.9	27.1
Transfers	7.7	–	–	17.9	(25.6)	–
Disposals	(3.8)	–	(0.4)	(1.0)	–	(5.2)
At 31 December 2005	81.6	19.9	6.9	140.5	4.4	253.3
Depreciation						
At 1 January 2005	6.0	1.3	3.4	50.2	–	60.9
Charged in year	0.3	0.3	0.2	12.5	–	13.3
Adjustment arising on disposals	(0.4)	–	(0.3)	(0.8)	–	(1.5)
At 31 December 2005	5.9	1.6	3.3	61.9	–	72.7
Net book amount:						
At 31 December 2005	75.7	18.3	3.6	78.6	4.4	180.6

2004	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2004	78.4	12.0	5.5	97.2	5.7	198.8
Additions	3.0	7.3	0.1	9.6	18.3	38.3
Transfers	0.3	0.6	(0.6)	- 0.6	(0.9)	–
Disposals	(4.2)	–	–	(1.5)	–	(5.7)
At 31 December 2004	77.5	19.9	5.0	105.9	23.1	231.4
Depreciation						
At 1 January 2004	6.6	0.9	3.6	35.1	–	46.2
Charged in year	–	0.4	–	16.2	–	16.6
Adjustment arising on disposals	(0.6)	–	(0.2)	(1.1)	–	(1.9)
At 31 December 2004	6.0	1.3	3.4	50.2	–	60.9
Net book amount:						
At 31 December 2004	71.5	18.6	1.6	55.7	23.1	170.5

26. Property, plant and equipment (continued)

Company 2005	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2005	39.2	50.1	5.0	82.2	21.2	197.7
Additions	0.4	–	2.3	18.7	8.8	30.2
Transfers	11.3	10.6	–	20.2	(25.6)	16.5
Disposals	(3.8)	–	(0.4)	(1.0)	–	(5.2)
At 31 December 2005	47.1	60.7	6.9	120.1	4.4	239.2
Depreciation						
At 1 January 2005	5.2	1.7	3.4	47.1	–	57.4
Charged in year	–	0.9	0.2	11.5	–	12.6
Transfers	0.3	1.0	–	1.2	–	2.5
Adjustment arising on disposals	(0.5)	–	(0.3)	(0.8)	–	(1.6)
At 31 December 2005	5.0	3.6	3.3	59.0	–	70.9
Net book amount:						
At 31 December 2005	42.1	57.1	3.6	61.1	4.4	168.3

2004	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2004	40.1	46.4	5.5	73.5	3.9	169.4
Additions	2.7	3.1	0.1	10.2	17.9	34.0
Transfers	0.6	0.6	(0.6)	–	(0.6)	–
Disposals	(4.2)	–	–	(1.5)	–	(5.7)
At 31 December 2004	39.2	50.1	5.0	82.2	21.2	197.7
Depreciation						
At 1 January 2004	6.0	0.8	3.6	33.3	–	43.7
Charged in year	(0.2)	0.9	–	14.9	–	15.6
Adjustment arising on disposals	(0.6)	–	(0.2)	(1.1)	–	(1.9)
At 31 December 2004	5.2	1.7	3.4	47.1	–	57.4
Net book amount:						
At 31 December 2004	34.0	48.4	1.6	35.1	21.2	140.3

27. *Deferred income tax asset*

The full movement in deferred income tax recoverable was as follows:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
At 31 December 2004/2003	**14.1**	23.3	**65.2**	58.9
Adoption of IAS 32 and IAS 39	**62.1**	–	**57.7**	–
At 1 January	**76.2**	23.3	**122.9**	58.9
Income statement (charge)/credit	**(16.9)**	(12.1)	**(33.3)**	3.4
Deferred tax impact charged direct to reserves of				
– net gains from changes in fair value of available for sale securities	**(6.0)**	–	**–**	–
– net profits on disposal of available for sale securities transferred to net income	**0.8**	–	**–**	–
– actuarial losses charged to statement of recognised income and expense	**5.6**	0.8	**5.6**	0.8
– share based payments	**(2.2)**	2.1	**(2.2)**	2.1
At 31 December	**57.5**	14.1	**93.0**	65.2

27. Deferred income tax asset (continued)

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Deferred income tax assets				
Pensions and other employee benefits	30.0	26.9	30.0	26.9
Provision for loan impairment	24.3	25.7	24.3	25.7
Derivatives and financial instruments	86.4	–	76.4	–
Other temporary differences	18.6	22.0	18.6	22.8
	159.3	74.6	149.3	75.4
Deferred income tax liabilities				
Excess of capital allowances over depreciation	9.0	9.3	8.9	8.9
Available-for-sale securities	9.7	–	9.7	–
Derivatives and financial instruments	24.3	–	24.3	–
Cashflow hedge	3.8	–	3.8	–
Other temporary differences	55.0	51.2	9.6	1.3
	101.8	60.5	56.3	10.2
Net deferred income tax asset	57.5	14.1	93.0	65.2

The deferred tax charge in the income statement comprises the following temporary differences:

	2005 £m	2004 £m
Pensions and other employee benefits	0.1	–
Provision for loan impairment	0.5	(3.7)
Derivatives and financial instruments	16.4	–
Excess of capital allowances over depreciation	(0.3)	0.5
Other temporary differences	0.2	15.3
	16.9	12.1

Deferred income tax liabilities have not been established for tax that would be payable on the unremitted earnings of the Group's overseas subsidiaries. Unremitted earnings at 31 December 2005 totalled £34.5m (2004 £24.9m).

28. Deposits by banks

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Amounts due to subsidiaries	–	–	2,004.2	1,866.0
Other deposits	1,536.8	1,201.6	1,536.8	1,201.6
	1,536.8	1,201.6	3,541.0	3,067.6

29. Customer accounts

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Retail funds and deposits	20,104.4	17,290.2	18,163.1	15,419.1
Amounts due to subsidiaries	–	–	31,467.2	22,419.0
Other customer accounts	3,568.2	3,103.5	3,568.2	3,103.5
	23,672.6	20,393.7	53,198.5	40,941.6

30. Other debt securities in issue

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Bonds and medium term notes	**9,134.5**	8,209.2	**9,134.5**	8,209.2
Other debt securities in issue	**8,013.3**	7,226.1	**8,013.3**	7,226.1
	17,147.8	15,435.3	**17,147.8**	15,435.3

31. Accruals and deferred income

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Accrued interest	**666.0**	627.0	**507.2**	499.2
Accruals on derivatives	**-**	15.3	**-**	15.3
Deferred income	**2.4**	13.7	**1.9**	10.6
Other accruals	**37.9**	23.5	**36.2**	19.8
	706.3	679.5	**545.3**	544.9

32. Subordinated liabilities

	Group and Company	
	2005	2004
	£m	£m
Dated		
5.625% Subordinated bonds due 2015	**301.5**	300.0
11.734% Subordinated loan 2016	**28.2**	20.0
5.75% Subordinated bonds due 2017	**256.1**	250.0
10⅜% Subordinated bonds due 2018	**50.7**	50.0
9⅜% Subordinated bonds due 2021	**148.8**	149.3
Undated		
12 ⅝% Perpetual subordinated notes	**-**	19.8
8% Undated subordinated notes	**-**	61.5
6.75% Fixed rate step-up undated subordinated notes	**-**	200.0
Floating rate undated subordinated notes	**-**	69.0
5.6% Undated subordinated notes	**-**	396.1
	785.3	1,515.7

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The 10 3/8% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The 9 3/8% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

The 12 5/8% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15 June 2004 and may be subsequently redeemed in the ordinary course of business on coupon dates which fall on 15 March, 15 June, 15 September and 15 December.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US$ LIBOR.

The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30 April 2014.

All subordinated liabilities, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes, are denominated in sterling. All are ranked equally between and within issues.

Redemptions of any dated subordinated notes prior to their final maturity date and any undated subordinated notes are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

In accordance with the requirements of IAS 32, undated subordinated liabilities have been reclassified as non shareholders' equity with effect from 1 January 2005 (see note 35).

33. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. Deferred coupons can only be satisfied through the issue of Ordinary Shares.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

34. Reserve capital instruments

The reserve capital instruments were issued for a value of £200m on 21 September 2000 and are undated. A further £100m was issued in May 2001. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which, at Northern Rock's option, will be achieved either by the payment of cash directly, or by the issue of Ordinary Shares in Northern Rock which, when sold by a trustee in the market, will produce an amount equal to the cash payment. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. Deferred coupons and any interest accruing thereon can only be satisfied through the issue of Ordinary Shares.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital, as defined by the Financial Services Authority. Any excess is allocated to Upper Tier 2 capital.

In accordance with the requirements of IAS 32, reserve capital instruments have been reclassified as non shareholders' equity with effect from 1 January 2005. Since this date coupons on these notes are treated as appropriations. Prior to this date coupons were treated as interest payable.

35. Subordinated notes

	Group and Company 2005 £m	2004 £m
12¼% Perpetual subordinated notes	**19.8**	-
8% Undated subordinated notes	**62.1**	-
6.75% Fixed rate step-up undated subordinated notes	**195.4**	-
Floating rate undated subordinated notes	**66.0**	-
5.6% Undated subordinated notes	**393.2**	-
	736.5	-

In accordance with the requirements of IAS 32, undated subordinated liabilities have been reclassified as non shareholders' equity with effect from 1 January 2005, as there is no contractual obligation to pay the interest coupon. Details of all issues remain unchanged from those disclosed in note 32. Coupons on these notes are treated as appropriations.

All subordinated notes, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes are denominated in sterling. All are ranked equally between and within issues and equally with the subordinated liabilities.

Redemptions of any subordinated notes are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated notes are subordinated to the claims of other creditors.

36. Called up share capital

	Ordinary Shares of 25p each Number	Foundation Shares of 25p each Number	Total Number	Ordinary Shares of 25p each £m	Foundation Shares of 25p each £m	Total £m
Authorised:						
At 31 December 2005 and 31 December 2004	614.0m	104.5m	718.5m	153.5	26.1	179.6
Issued and fully paid:						
At 31 December 2005 and 31 December 2004	421.2m	74.4m	495.6m	105.3	18.6	123.9

The Foundation Shares are held by The Northern Rock Foundation. These shares carry no rights to dividends but rank pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carry no rights to dividends, they have been omitted in the calculation of earnings per share (see note 14). These shares do not confer any rights in relation to attendance or voting at any general meeting of the Company.

37. Reserves

Share premium account and capital redemption reserve

	Group and Company	
	Share premium account	Capital redemption reserve
At 1 January 2005 and 31 December 2005	6.8	7.3

Other reserves

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Revaluation reserve – available for sale investments	**26.0**	–	**7.9**	–
Hedging reserve – cash flow hedges	**–**	–	**–**	–
Cumulative actuarial gains and losses	**(14.9)**	(2.0)	**(14.9)**	(2.0)
	11.1	(2.0)	**(7.0)**	(2.0)

Movements in reserves are as follows:

Revaluation reserve – available for sale investments

	Group £m	Company £m
Balance at 31 December 2004	–	–
Adoption of IAS 39	27.0	22.6
Balance at 1 January 2005	27.0	22.6
Net gains/(losses) from changes in fair value	21.3	(1.0)
Net profits on disposal transferred to net income	(23.5)	(20.1)
Current income taxes	6.4	6.4
Deferred income taxes	(5.2)	–
Balance at 31 December 2005	26.0	7.9

Hedging reserve – cash flow hedges

	Group £m	Company £m
Balance at 31 December 2004	–	–
Adoption of IAS 39	8.8	8.8
Balance at 1 January 2005	8.8	8.8
Net losses from changes in fair value	(12.5)	(12.5)
Current income taxes	3.7	3.7
Balance at 31 December 2005	–	–

Cumulative actuarial gains and losses

	Group £m	Company £m
Balance at 31 December 2004	(2.0)	(2.0)
Amounts charged to statement of recognised income and expense (see note 7)	(18.5)	(18.5)
Deferred income taxes	5.6	5.6
Balance at 31 December 2005	(14.9)	(14.9)

38. Retained earnings

	Group £m	Company £m
Balance at 31 December 2004	1,401.6	1,240.7
Adoption of IAS 32 and IAS 39	(179.7)	(176.5)
Balance at 1 January 2005	1,221.9	1,064.2
Profit for the year	300.7	346.2
Dividends paid (see note 13)	(113.8)	(113.9)
Adjustment in respect of own shares	17.7	17.7
Balance at 31 December 2005	1,426.5	1,314.2

The amounts deducted from the retained earnings in respect of own shares, which are held at cost, are as follows:

	Group and Company	
	2005 £m	2004 £m
Own shares in relation to employee share schemes	**42.5**	55.3

Movements in the amount deducted from retained earnings in respect of own shares are as follows:

	2005 £m	2004 £m
At 1 January	**55.3**	58.2
Purchases of shares	**10.2**	6.0
Use of shares on exercise of employee options and for other employee share plans	**(23.0)**	(8.9)
	42.5	55.3

The credit to retained earnings is as follows:

	2005 £m	2004 £m
Value of employee services	**10.8**	7.9
Cash received on exercise of employee options and for other employee share plans	**16.3**	3.4
Deferred income tax impact of share based payments	**(2.2)**	2.1
Current income tax impact of share based payments	**3.0**	1.5
Purchase of shares	**(10.2)**	(6.0)
	17.7	8.9

39. Financial risk management

Strategy in using financial instruments

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge risk exposure, and the Group takes no trading positions in derivatives.

The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. The intention is to only use derivatives to create economically effective hedges. However, because of the specific requirements of IAS 39 to obtain hedge accounting, not all economic hedges are designated as accounting hedges, either because natural accounting offsets are expected or because obtaining hedge accounting would be especially onerous.

a) Fair value hedges

The Group designates a number of derivatives as fair values hedges. In particular the Group has three approaches establishing relationships for:

i) Hedging the interest rate and foreign currency exchange rate risk of non-prepayable, foreign currency denominated fixed rate assets or liabilities on a one-for-one basis with fixed/floating or floating/fixed cross currency interest rate swaps.

ii) Hedging of interest rate risk of a single currency portfolio of sterling, US Dollar and Euro non-prepayable fixed rate assets/liabilities on a one-for-one basis with vanilla fixed/floating or floating/fixed interest rate swaps.

iii) Hedging the interest rate risk of a portfolio of prepayable fixed rate assets with interest rate derivatives. This solution is used to establish a macro fair value hedge for derivatives hedging fixed rate mortgages. The Group believes this solution is the most appropriate as it is consistent with its policy for hedging fixed rate mortgages on an economic basis.

The total fair value of derivatives included within fair value hedges at 31 December 2005 was £163.3m.

b) Cash flow hedges

At present the Group does not designate any derivatives as cash flow hedges.

c) Net investment hedges

At present the Group does not designate any derivatives as net investment hedges.

39. Financial risk management (continued)

Risk management

Risk management is a fundamental part of Northern Rock's strategy, which focuses on profitable growth with a low risk profile. The Group's risk management strategy is to manage risk exposures through comprehensive and integrated risk management processes within each section of the business as part of a framework of delegated responsibility and structured reporting. The Board of Directors has full responsibility for approving and reviewing the main risks undertaken by the Group.

In order to manage and control its risks, the Group has implemented a comprehensive set of policies and procedures. It has put in place appropriate systems to identify risk, and then to assess, measure, monitor and report those risks. A series of policies and procedures exist to define the Group's levels of risk tolerance, containing risk limits and lines of authority and responsibility. These form the basis for risk management structures throughout the business with clear terms of reference. Furthermore, the Group has established strong systems of internal control that comply fully with the requirements of the Financial Services and Markets Act 2000, the Financial Services Authority and the London Stock Exchange.

In accordance with the policies and procedures, the Board of Directors has established a Risk Committee consisting of four Non-Executive Directors and the Executive Directors. The Risk Committee is responsible for the supervision of the Group's risk management processes. It has delegated responsibility for the daily management and review of balance sheet risk profile and review of operational risk to Management Board ALCO, consisting of executive management from all the main business functions.

Operational risk

Operational risk is the risk of business opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events.

Management Board directors and senior line managers are primarily responsible for ensuring effective operational risk management exists within their areas – in particular, the setting of tolerances, monitoring and reporting of operational risks. Where appropriate, Northern Rock establishes suitable cost-effective processes to mitigate or transfer operational risk exposures.

Operational risks are controlled and managed on a decentralised basis, with responsibility and authority to mitigate these risks delegated to the relevant line management. Northern Rock's support functions provide corporate policies, processes and reporting mechanisms as appropriate to the "front line" functions for the range of operational risks faced.

Credit risk

Credit risk is the exposure to loss if another party fails to meet its financial obligations to the Company, including failing to perform them in a timely manner. It arises from both on and off balance sheet items.

Within the Group Treasury function, the overall policy is to minimise credit risk through the use of operational credit limits, credit authorisation and credit control and review. Credit limits authorised by Executive Management are established for specified counterparties. These limits are based on a number of factors including external and internal ratings and capital of Northern Rock plc. Group limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure to either a single counterparty or group of closely-related counterparties. Country limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated through the use of collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Retail credit risk is controlled and monitored through the use of operational limits, credit authorisation procedures, credit risk scorecards, credit control and review processes, to achieve a planned credit risk profile (relative to the associated economic rewards).

Credit score systems are used as the primary basis for evaluating the risk reward profile of the retail credit risk stance as they are able to differentiate the risk of secured and unsecured loans, both at individual transaction and portfolio levels. Behavioural scoring is used to monitor the performance of the residential secured and unsecured loan books.

The Credit director monitors credit risk limits on the residential secured and unsecured lending books. The Credit Risk Monitoring Group monitors exposures on these books.

Maximum credit risk exposure at 31 December 2005 approximates to the carrying value for all assets apart from loans and advances to customers, where the carrying value includes an adjustment in respect of hedged interest rate risk. The credit risk exposure in respect of these loans is therefore £163.9m lower than the carrying value. Cash collateral held against credit risk at 31 December 2005 amounted to £274.4m.

Interest rate risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic re-pricing of assets and liabilities. Northern Rock also offers fixed rate residential mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing penalty charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on 31 December 2005 would result in a decrease of £32.4m (2004 £33.0m) and an increase of £28.4m (2004 £27.0m), respectively, in planned net interest income for the twelve months to 31 December 2006.

39. Financial risk management (continued)

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.

In the 2005 table the carrying amounts of derivative financial instruments are included in other assets and other liabilities under the heading non interest bearing funds.

2005	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	17.9	–	–	–	–	51.3	69.2
Loans and advances to banks	5,046.8	19.5	7.5	–	–	–	5,073.8
Loans and advances to customers	26,343.3	7,279.2	9,865.3	24,431.6	2,320.5	–	70,239.9
Investment securities	3,419.2	25.2	144.1	1,541.9	246.7	–	5,377.1
Other assets	–	–	–	–	–	1,948.5	1,948.5
Total assets	34,827.2	7,323.9	10,016.9	25,973.5	2,567.2	1,999.8	82,708.5
Liabilities							
Deposits by banks	1,402.2	81.6	46.0	7.0	–	–	1,536.8
Customer accounts	18,279.2	1,275.2	2,247.5	1,870.7	–	–	23,672.6
Debt securities in issue	45,936.0	710.7	245.7	2,082.5	3,159.7	–	52,134.6
Subordinated liabilities	–	–	–	301.4	483.9	–	785.3
Tier one notes	–	–	–	–	223.9	–	223.9
Other liabilities	–	–	–	–	–	1,743.9	1,743.9
Shareholders' equity	–	–	–	–	–	1,575.6	1,575.6
Non shareholders' equity	–	–	–	–	–	1,035.8	1,035.8
Total liabilities	65,617.4	2,067.5	2,539.2	4,261.6	3,867.5	4,355.3	82,708.5
Total interest rate sensitivity gap	(30,790.2)	5,256.4	7,477.7	21,711.9	(1,300.3)	(2,355.5)	–
Cumulative interest rate sensitivity gap	(30,790.2)	(25,533.8)	(18,056.1)	3,655.8	2,355.5	–	–

2004	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	11.1	–	–	–	–	54.2	65.3
Loans and advances to banks	3,659.7	12.0	2.5	–	–	–	3,674.2
Loans and advances to customers	24,355.7	4,682.7	6,290.9	18,010.7	1,428.8	–	54,768.8
Investment securities	3,422.2	33.0	76.3	1,012.5	773.8	–	5,317.8
Other assets	–	–	–	–	–	1,054.8	1,054.8
Total assets	31,448.7	4,727.7	6,369.7	19,023.2	2,202.6	1,109.0	64,880.9
Liabilities							
Deposits by banks	1,024.0	106.1	67.5	4.0	–	–	1,201.6
Customer accounts	12,787.0	2,185.1	3,518.8	1,902.8	–	–	20,393.7
Debt securities in issue	35,608.3	1,230.3	368.2	1,457.4	200.0	–	38,864.2
Subordinated liabilities	68.3	457.7	–	–	989.7	–	1,515.7
Reserve capital instruments	–	–	–	–	300.0	–	300.0
Tier one notes	–	–	–	–	200.0	–	200.0
Other liabilities	–	–	–	–	–	868.1	868.1
Shareholders' equity	–	–	–	–	–	1,537.6	1,537.6
Total liabilities	49,487.6	3,979.2	3,954.5	3,364.2	1,689.7	2,405.7	64,880.9
Off balance sheet items affecting interest rate sensitivity	(14,121.4)	812.0	976.4	12,662.1	(329.1)	–	–
	35,366.2	4,791.2	4,930.9	16,026.3	1,360.6	2,405.7	64,880.9
Total interest rate sensitivity gap	(3,917.5)	(63.5)	1,438.8	2,996.9	842.0	(1,296.7)	–
Total cumulative interest rate sensitivity gap	(3,917.5)	(3,981.0)	(2,542.2)	454.7	1,296.7	–	–

39. Financial risk management (continued)

The table below summarises the effective interest rate for financial instruments not carried at fair value through profit and loss:

	2005 %	2004 %
Assets		
Cash and balances with central banks	0.4	0.3
Loans and advances to banks	4.4	4.4
Loans and advances to customers	5.8	5.4
Investment securities	4.5	4.3
Liabilities		
Deposits by banks	3.5	3.1
Customer accounts	4.4	4.2
Debt securities in issue	4.8	4.7
Subordinated liabilities	7.0	6.2
Reserve capital instruments	n/a	6.6
Tier one notes	7.0	6.5

Subordinated notes and reserve capital instruments are excluded from the table for 2005 as under IAS 32 they have been reclassified as equity from 1 January 2005.

Liquidity risk

Liquidity risk arises from the mismatch in the cashflows generated from current and expected assets, liabilities and derivatives. The Board has policies to ensure that the Group is able to meet retail withdrawals, repay wholesale borrowings as they fall due and to meet current lending requirements. This is achieved by managing a diversified portfolio of high quality liquid assets and a balanced maturity profile of liquid assets, wholesale and retail funds.

The table below analyses the Group's assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to contractual maturity date.

2005	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Assets						
Cash and balances with central banks	12.1	-	-	-	57.1	69.2
Derivative financial instruments	221.3	88.1	107.8	773.6	259.0	1,449.8
Loans and advances to banks	5,046.8	19.5	7.5	-	-	5,073.8
Loans and advances to customers	872.9	467.4	967.0	9,413.2	58,519.4	70,239.9
Investment securities	575.9	79.5	198.9	2,588.3	1,934.5	5,377.1
Other assets	101.4	8.0	17.0	54.4	317.9	498.7
Total assets	6,830.4	662.5	1,298.2	12,829.5	61,087.9	82,708.5
Liabilities						
Deposits by banks	1,231.2	81.6	46.0	74.9	103.1	1,536.8
Customer accounts	18,148.5	1,394.5	2,245.4	1,884.2	-	23,672.6
Derivative financial instruments	110.2	67.7	130.6	457.4	80.2	846.1
Debt securities in issue	8,911.4	1,309.8	1,796.1	6,037.0	34,080.3	52,134.6
Subordinated liabilities	-	-	-	-	785.3	785.3
Tier one notes	-	-	-	-	223.9	223.9
Other liabilities	588.8	161.2	73.5	1.4	72.9	897.8
Total liabilities	28,990.1	3,014.8	4,291.6	8,454.9	35,345.7	80,097.1
Net liquidity gap	(22,159.7)	(2,352.3)	(2,993.4)	4,374.6	25,742.2	2,611.4

2004	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Total assets	5,118.0	560.7	1,167.8	10,124.5	47,909.9	64,880.9
Total liabilities	20,579.1	3,965.7	5,971.3	8,213.6	24,613.6	63,343.3
Net liquidity gap	(15,461.1)	(3,405.0)	(4,803.5)	1,910.9	23,296.3	1,537.6

39. Financial risk management (continued)

Currency risk

Currency risk arises as a result of the Group having assets, liabilities and derivative items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding.

In addition to raising funds through sterling money markets, capital markets and domestic retail savings market, the Group raises funds through issuing non-sterling denominated commercial paper, certificates of deposit, medium-term debt securities (including securitised notes and covered bonds) and retail funds. The Group's policy is to fully mitigate any exchange rate exposures by using cross currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency.

The table below gives values of assets and liabilities at sterling carrying values denominated in different currencies at the balance sheet date.

2005	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	–	17.9	–	17.9
Derivative financial instruments	0.5	0.9	–	1.4
Loans and advances to banks	454.6	71.2	–	525.8
Loans and advances to customers	299.8	184.1	–	483.9
Investment securities	560.0	976.1	–	1,536.1
Other assets	2.8	1.2	–	4.0
Total assets	1,317.7	1,251.4	–	2,569.1
Liabilities				
Deposits by banks	523.6	538.4	–	1,062.0
Customer accounts	378.3	1,096.2	–	1,474.5
Derivative financial instruments	0.1	2.9	–	3.0
Debt securities in issue	18,450.3	16,696.7	653.0	35,800.0
Other liabilities	102.0	134.3	2.6	238.9
Total liabilities	19,454.3	18,468.5	655.6	38,578.4
Net position	(18,136.6)	(17,217.1)	(655.6)	(36,009.3)

2004	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	–	11.1	–	11.1
Loans and advances to banks	478.9	51.7	–	530.6
Loans and advances to customers	223.1	189.3	–	412.4
Investment securities	613.1	1,359.8	–	1,972.9
Other assets	14.7	24.8	–	39.5
Total assets	1,329.8	1,636.7	–	2,966.5
Liabilities				
Deposits by banks	494.0	264.7	20.0	778.7
Customer accounts	60.9	755.4	–	816.3
Debt securities in issue	13,509.6	10,787.3	257.6	24,554.5
Subordinated liabilities	526.7	–	–	526.7
Other liabilities	26.9	33.1	–	60.0
Total liabilities	14,618.1	11,840.5	277.6	26,736.2
Net position	(13,288.3)	(10,203.8)	(277.6)	(23,769.7)

Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at their fair value. Assets are presented at bid prices, whereas offer prices are used for liabilities.

39. Financial risk management (continued)

	Carrying value 2005 £m	Carrying value 2004 £m	Fair value 2005 £m	Fair value 2004 £m
Financial assets				
Cash and balances with central banks	**69.2**	65.3	**69.2**	65.3
Loans and advances to banks	**5,073.8**	3,674.2	**5,073.8**	3,674.2
Loans and advances to customers	**70,239.9**	54,768.8	**69,251.4**	53,995.7
Investment securities	**n/a**	5,319.1	**n/a**	5,373.7
Financial liabilities				
Deposits by banks	**1,536.8**	1,218.3	**1,536.8**	1,219.5
Customer accounts	**23,672.6**	20,402.8	**23,699.8**	20,421.9
Debt securities in issue	**52,134.6**	37,580.7	**52,134.6**	37,756.6
Subordinated liabilities	**785.3**	1,455.0	**903.6**	1,620.9
Tier one notes	**223.9**	200.0	**245.2**	233.7
Reserve capital instruments	**n/a**	300.0	**n/a**	365.3

Investment securities are excluded from the table for 2005 as they are classified as available for sale and carried at fair value on the balance sheet from 1 January 2005. Subordinated notes and reserve capital instruments are excluded from the table for 2005 as under IAS 32 they have been reclassified as equity from 1 January 2005.

Valuation methods for calculations of fair values in this table are set out below:

Cash and balances with central banks

Fair value approximates to carrying value because they have minimal credit losses and are either short term in nature or re-price frequently.

Loans and advances to banks

Fair value was estimated by using discounted cash flows applying either market rates where practicable or rates offered by other financial institutions for loans with similar characteristics. The fair value of floating rate placements, fixed rate placements with less than six months to maturity and overnight deposits is their carrying amount.

Loans and advances to customers

The Group provides loans of varying rates and maturities to customers. The fair value of loans with variable interest rates is considered to approximate to carrying value. For loans with fixed interest rates, fair value was estimated by discounting cash flows using market rates or rates normally offered by the Group.

Deposits by banks and customer accounts

Fair values of deposit liabilities repayable on demand or with variable interest rates are considered to approximate to carrying value. The fair value of fixed interest deposits with less than six months to maturity is their carrying amount. The fair value of all other deposit liabilities was estimated using discounted cash flows, applying either market rates or rates currently offered by the Group for deposits of similar remaining maturities.

Debt securities in issue, subordinated liabilities and tier one notes

Fair values are based on quoted prices where available, or by using discounted cash flows, applying market rates.

40. Guarantees and other financial commitments

1) The Company has an obligation under the Building Societies Act 1986, as successor company to Northern Rock Building Society, to honour the financial commitments of its subsidiaries and associated bodies linked by resolution, incurred prior to 11 June 1996 insofar as those bodies are unable to discharge them out of their own assets. The Company has agreed to continue this obligation in respect of liabilities of Northern Rock (Guernsey) Limited.

2) The Company has given indemnities to the National House Building Council in respect of certain of its house building operations.

3) Capital commitments at 31 December in respect of authorised expenditure were as follows:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Contracted for	**22.0**	6.2	**22.0**	3.2

4) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Land and buildings				
Leases which expire:				
Within one year	**0.1**	0.1	**0.1**	0.1
In one to five years	**0.8**	0.8	**0.8**	0.8
Over five years	**3.3**	2.0	**3.3**	3.1
	4.2	2.9	**4.2**	4.0
Other operating leases				
Leases which expire:				
Within one year	**0.1**	0.4	**0.1**	0.4
In one to five years	**4.1**	4.8	**4.1**	4.8
	4.2	5.2	**4.2**	5.2

40. Guarantees and other financial commitments (continued)

5) Memorandum items

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Commitments:				
Irrevocable undrawn loan facilities	**2,100.3**	1,488.5	**2,100.3**	1,488.5
Unpaid share capital of subsidiary company	**-**	-	**15.5**	15.5
	2,100.3	1,488.5	**2,115.8**	1,504.0

41. Related party transactions

A number of banking transactions are entered into with related parties as part of normal banking business. These include loans and deposits. The volumes of related party transactions, outstanding balances at the year end and related income and expense for the year are set out below.

	Directors and key management personnel 2005 £m	Directors and key management personnel 2004 £m	Associated companies 2005 £m	Associated companies 2004 £m
Loans				
Loans outstanding at 1 January	**5.5**	4.2	**-**	-
Net amounts advanced / (repaid)	**(0.1)**	1.3	**-**	-
Loans outstanding at 31 December	**5.4**	5.5	**-**	-
Interest income paid	**0.3**	0.2	**-**	-
Deposits				
Deposits outstanding at 1 January	**1.4**	0.8	**-**	-
Net amounts deposited / (repaid)	**0.4**	0.6	**-**	-
Deposits outstanding at 31 December	**1.8**	1.4	**-**	-
Interest income earned	**0.1**	-	**-**	-

	2005 £m	2004 £m
Directors and key management personnel		
Salaries and other short term benefits	**8.2**	6.5
Post-employment benefits	**0.6**	0.5
Share-based payments	**5.9**	5.3
	14.7	12.3

The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2005 amounted to £24.7m (2004 £21.6m). At 31 December 2005 the commitment in respect of amounts not yet paid was £10.0m (2004 £11.6m).

The Company owns Northern Rock (Guernsey) Limited, which operates as a retail deposit taker. The net funding borrowed by the Company from Northern Rock (Guernsey) Limited during the year amounted to £138.2m (2004 net funding repaid £10.1m).

During the year the Company received £0.3m (2004 £0.2m) from Northern Rock Mortgage Indemnity Company Limited in settlement of mortgage indemnity insurance claims.

During the year the Company borrowed a net £9,050.2m (2004 £8,278.1m) from its securitisation SPEs (see note 19), being the net proceeds from securitisation transactions in the year.

42. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Cash and balances with central banks	**12.1**	10.2	**12.1**	10.2
Loans and advances to banks	**4,934.1**	3,030.9	**4,489.0**	2,952.9
Loans and advances to customers	**23.2**	9.1	**23.2**	9.1
Investment securities	**301.7**	307.6	**301.7**	295.6
	5,271.1	3,357.8	**4,826.0**	3,267.8

43. Reconciliation of equity between IFRS and UK GAAP

The following reconciliations provide a quantification of the effect of transition to IFRS. These are provided for the Group only in notes 43 to 46, as those for the Company are not significantly different from the Group disclosures.

Summary of Equity	Note	1 January 2004 £m	31 December 2004 £m
Total equity as reported under UK GAAP		1,339.9	1,541.9
Restatement of goodwill	44g	–	3.6
Reversal of pension prepayment under UK GAAP	44k	(30.6)	(29.0)
Restatement of retirement benefits under IAS 19	44p	(47.3)	(52.5)
Total Pension fund adjustment		(77.9)	(81.5)
Property impairment	44h	3.9	4.7
Reinstatement of de-recognised liabilities	44l	(51.7)	(51.7)
Dividends	44n	65.3	74.7
Recognition of deferred tax in accordance with IAS 12		23.3	14.1
Reversal of deferred tax recognised under UK GAAP	44p	19.0	31.8
Total tax effect of above		42.3	45.9
Total equity under IFRS		1,321.8	1,537.6

44. Balance sheet reconciliations between IFRS and UK GAAP

1 January 2004

	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Assets				
Cash and balances with central banks	44a	11.6	47.2	58.8
Derivative financial instruments		–	–	–
Loans and advances to banks	44b	3,450.2	1,153.2	4,603.4
Loans and advances to customers not subject to securitisation	44c	27,355.8	(27,355.8)	–
Loans and advances to customers subject to securitisation	44d	15,678.7	(15,678.7)	–
Less: non-recourse finance	44e	(14,832.4)	14,832.4	–
		28,202.1	(28,202.1)	–
Loans and advances to customers	44f	–	41,847.4	41,847.4
Available for sale securities				
Investment securities		–	–	–
Debt securities		4,185.5	–	4,185.5
Equity shares and other variable yield securities		410.8	–	410.8
Intangible assets	44g	30.7	30.4	61.1
Property, plant and equipment	44h	179.1	(26.5)	152.6
Deferred income tax asset	44i	–	23.3	23.3
Other assets	44j	76.6	(5.2)	71.4
Prepayments and accrued income	44k	564.8	(30.6)	534.2
Total assets		37,111.4	14,837.1	51,948.5
Liabilities				
Deposits by banks		1,461.5	–	1,461.5
Customer accounts	44l	18,797.3	51.7	18,849.0
Derivative financial instruments		–	–	–
Debt securities in issue				
Securitised notes	44m	–	14,868.3	14,868.3
Covered bonds		–	–	–
Other	44m	13,060.1	(3.6)	13,056.5
Other liabilities	44n	285.0	(203.3)	81.7
Current taxation liabilities		53.8	–	53.8
Accruals and deferred income	44o	475.3	113.8	589.1
Provisions for liabilities and charges	44p	19.0	28.3	47.3
Subordinated liabilities		1,119.5	–	1,119.5
Reserve capital instruments		300.0	–	300.0
Tier one notes		200.0	–	200.0
Total liabilities		35,771.5	14,855.2	50,626.7

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

1 January 2004

	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves		-	-	-
Retained earnings		1,201.9	(18.1)	1,183.8
Total equity attributable to equity shareholders	43	1,339.9	(18.1)	1,321.8
Non shareholders' funds				
Reserve capital instruments		-	-	-
Subordinated notes		-	-	-
Total non shareholders' funds		-	-	-
Total equity		1,339.9	(18.1)	1,321.8
Total equity and liabilities		37,111.4	14,837.1	51,948.5

31 December 2004

	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Assets				
Cash and balances with central banks	44a	10.2	55.1	65.3
Derivative financial instruments		-	-	-
Loans and advances to banks	44b	3,305.4	368.8	3,674.2
Loans and advances to customers not subject to securitisation	44c	32,869.3	(32,869.3)	-
Loans and advances to customers subject to securitisation	44d	22,339.2	(22,339.2)	-
Less: non-recourse finance	44e	(22,103.7)	22,103.7	-
		33,104.8	(33,104.8)	-
Loans and advances to customers	44f	-	54,768.8	54,768.8
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,742.2	-	4,742.2
Equity shares and other variable yield securities		575.6	-	575.6
Intangible assets	44g	27.1	46.0	73.1
Property, plant and equipment	44h	208.2	(37.7)	170.5
Deferred income tax asset	44i	-	14.1	14.1
Other assets	44j	69.6	8.6	78.2
Prepayments and accrued income	44k	746.9	(28.0)	718.9
Total assets		42,790.0	22,090.9	64,880.9
Liabilities				
Deposits by banks		1,201.6	-	1,201.6
Customer accounts	44l	20,342.0	51.7	20,393.7
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes	44m	-	22,089.9	22,089.9
Covered bonds	44m	1,340.8	(1.8)	1,339.0
Other	44m	15,440.8	(5.5)	15,435.3
Other liabilities	44n	275.6	(199.5)	76.1
Current taxation liabilities		60.0	-	60.0
Accruals and deferred income	44o	539.8	139.7	679.5
Provisions for liabilities and charges	44p	31.8	20.7	52.5
Subordinated liabilities		1,515.7	-	1,515.7
Reserve capital instruments		300.0	-	300.0
Tier one notes		200.0	-	200.0
Total liabilites		41,248.1	22,095.2	63,343.3

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

31 December 2004

	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Equity				
Shareholders' funds				
Called up share capital		123.9	–	123.9
Share premium account		6.8	–	6.8
Capital redemption reserve		7.3	–	7.3
Other reserves	44q	–	(2.0)	(2.0)
Retained earnings		1,403.9	(2.3)	1,401.6
Total equity attributable to equity shareholders	43	1,541.9	(4.3)	1,537.6
Non shareholders' funds				
Reserve capital instruments		–	–	–
Subordinated notes		–	–	–
Total non shareholders' funds		–	–	–
Total equity		1,541.9	(4.3)	1,537.6
Total equity and liabilities		42,790.0	22,090.9	64,880.9

Explanation of the effect of the transition to IFRS

The following explains the material balance sheet adjustments.

a) Cash and balances with central banks

	1 January 2004 £m	31 December 2004 £m
Reclassification of Cash Ratio Deposit held with Bank of England and Central Bank of Ireland	47.2	55.1

The Group has reclassified the Cash Ratio Deposit held with the Bank of England and Central Bank of Ireland from loans and advances to banks to cash and balances with central banks.

b) Loans and advances to banks

	1 January 2004 £m	31 December 2004 £m
Reclassification of Cash Ratio Deposit held with Bank of England and Central Bank of Ireland	(47.2)	(55.1)
Reclassification of securitisation vehicle balance sheets	1,200.4	423.9
Total impact – increase in loans and advances to banks	1,153.2	368.8

The Group has reclassified the cash ratio deposit held with the Bank of England and Central Bank of Ireland from loans and advances to banks to cash and balances with central banks. In addition, cash held by the securitisation vehicles has been reclassified as loans and advances to banks.

c) Loans and advances not subject to securitisation

	1 January 2004 £m	31 December 2004 £m
Reclassification of loans and advances not subject to securitisation	(27,355.8)	(32,869.3)

The Group has reclassified loans and advances to customers not subject to securitisation as loans and advances to customers.

d) Loans and advances subject to securitisation

	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	(15,678.7)	(22,339.2)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. This results in the reclassification of loans and advances subject to securitisation.

e) Non-recourse finance

	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	14,832.4	22,103.7

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. Non-recourse finance, shown as a deduction from loans and advances to customers under UK GAAP is included in debt securities in issue under IFRS.

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

f) Loans and advances to customers

	1 January 2004 £m	31 December 2004 £m
Reclassification of loans and advances not subject to securitisation	27,355.8	32,869.3
Reclassification of loans and advances subject to securitisation	14,491.6	21,899.5
Total impact – increase in loans and advances to customers	41,847.4	54,768.8

g) Intangible assets

	1 January 2004 £m	31 December 2004 £m
Reclassification of computer software as intangible asset	30.4	42.4
Reversal of goodwill amortisation	–	3.6
Total impact – increase in intangible assets	30.4	46.0

In accordance with IAS 38, computer software has been reclassified from property, plant and equipment to intangible fixed assets. Under IFRS goodwill is not amortised, but is subject to annual impairment reviews.

h) Property, plant and equipment

	1 January 2004 £m	31 December 2004 £m
Reclassification of computer software as intangible asset	(30.4)	(42.4)
Restatement of properties to fair value as deemed cost	3.9	4.7
Total impact – decrease in property, plant and equipment	(26.5)	(37.7)

In accordance with IAS 38, computer software has been reclassified from property, plant and equipment to intangible fixed assets.

Management has applied the fair value as deemed cost exemption in respect of various properties.

i) Deferred income tax asset

	1 January 2004 £m	31 December 2004 £m
Impact of recognising deferred tax in accordance with IAS 12	23.3	14.1

The Group has recalculated deferred tax in accordance with IAS 12. IAS 12 allows a net presentation of deferred tax assets and liabilities only when certain criteria are met. This adjustment recognises the gross presentation required by IAS 12.

j) Other assets

	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	(5.2)	8.6

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

k) Prepayments and accrued income

	1 January 2004 £m	31 December 2004 £m
Reversal of pension prepayment under UK GAAP	(30.6)	(29.0)
Reclassification of securitisation vehicle balance sheets	–	1.0
Total impact – decrease in prepayments and accrued income	(30.6)	(28.0)

Under UK GAAP there is a SSAP 24 prepayment in relation to the defined benefit section of the pension scheme. Under IAS 19 the basis of accounting for pension schemes is fundamentally different and the prepayment is no longer applicable.

l) Customer accounts

	1 January 2004 £m	31 December 2004 £m
Restatement of derecognised liabilities	51.7	51.7

Previously derecognised liabilities have been restated on the balance sheet to the extent that the liability has not been contractually discharged.

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

m) Debt securities in issue

	1 January 2004 £m	31 December 2004 £m
Reclassification of debt securities issued by securitisation vehicles	14,868.3	22,089.9
Reclassification of issue costs	(3.6)	(7.3)
Total impact – increase in debt securities in issue	14,864.7	22,082.6

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. Non-recourse finance, shown as a deduction from loans and advances to customers under UK GAAP is included in debt securities in issue under IFRS.

n) Other liabilities

	1 January 2004 £m	31 December 2004 £m
Restatement of dividends in accordance with IAS 10	(65.3)	(74.7)
Reclassification of securitisation vehicle balance sheets	(138.0)	(124.8)
Total impact – decrease in other liabilities	(203.3)	(199.5)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. IAS 10 requires that dividends are not accrued until they are approved.

o) Accruals and deferred income

	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	113.8	139.7

IFRS requires the consolidation of securitisation vehicles, compared with linked presentation under UK GAAP.

p) Provisions for liabilities and charges

	1 January 2004 £m	31 December 2004 £m
Reversal of deferred tax recognised under UK GAAP (see note 44i)	(19.0)	(31.8)
Restatement of retirement benefits obligations under IAS 19	47.3	52.5
Total impact – increase in provisions for liabilities and charges	28.3	20.7

IAS 19 requires that retirement benefit obligations in the defined benefit section of the pension scheme are included in the Group balance sheet.

q) Other reserves

	1 January 2004 £m	31 December 2004 £m
Treatment of actuarial gains and losses on pension scheme	-	(2.8)
Tax effect of above	-	0.8
Total impact – decrease in other reserves	-	(2.0)

Under IAS 19 actuarial gains and losses on the pension scheme are recorded in the Statement of Recognised Income and Expense.

45. Income statement reconciliations between IFRS and UK GAAP

Year ended 31 December 2004

	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Interest and similar income	45a	2,035.5	953.9	2,989.4
Interest expense and similar charges	45a	(1,568.6)	(953.9)	(2,522.5)
Net interest income		466.9	–	466.9
Fee and commission income	45b	292.6	12.5	305.1
Fee and commission expense	45b	(60.1)	(4.4)	(64.5)
Other operating income	45c	31.5	(19.8)	11.7
		264.0	(11.7)	252.3
Total income		730.9	(11.7)	719.2
Administrative expenses		(203.5)	3.4	(200.1)
Depreciation and amortisation		(22.6)	4.4	(18.2)
Covenant to The Northern Rock Foundation		(21.6)	–	(21.6)
Operating expenses	45d	(247.7)	7.8	(239.9)
Impairment losses on loans and advances	45e	(56.5)	8.0	(48.5)
Impairment of fixed asset investments		4.5	–	4.5
Net hedge ineffectiveness and other unrealised fair value gains and losses		–	–	–
Profit before taxation		431.2	4.1	435.3
Income tax expense	45f	(125.0)	(0.8)	(125.8)
Profit for the year		306.2	3.3	309.5
Represented by:				
Appropriations		–	–	–
Profit for the year attributable to equity shareholders		306.2	3.3	309.5
Total profit attributable to equity holders of parent company		306.2	3.3	309.5

Explanation of the effect of the transition to IFRS

The following explains the material adjustments to the income statement.

a) Interest and similar income and interest expense and similar charges

	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	953.9

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

b) Fee and commission income and expense

	Year ended 31 December 2004 £m
Reallocation of fees and commissions (see note 45d)	(4.4)
Consolidation of Special Purpose Entities on a line by line basis	12.5
Total impact – increase in fee and commission income and expense	8.1

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

45. Income statement reconciliations between IFRS and UK GAAP (continued)

c) Other operating income

	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	(19.8)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

d) Operating expenses

	Year ended 31 December 2004 £m
Calculation of pension cost in accordance with IAS 19	(0.8)
Calculation of share based payments in accordance with IFRS 2	0.5
Consolidation of Special Purpose Entities on a line by line basis	(0.7)
Reallocation of fees and commissions (see note 45b)	4.4
Reversal of property impairment provision	0.8
Reversal of goodwill amortisation charge	3.6
Total impact – decrease in operating expenses	7.8

e) Impairment losses on loans and advances

	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	8.0

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

f) Tax on profit on ordinary activities

	Year ended 31 December 2004 £m
Tax effect of IFRS adjustments	(0.8)

46. Balance sheet reconciliation as at 1 January 2005

	Note	IFRS 31 December 2004 £m	Effect of adoption of IAS 32 and IAS 39 £m	IFRS 1 January 2005 £m
Assets				
Cash and balances with central banks		65.3	–	65.3
Derivative financial instruments	46e	–	892.6	892.6
Loans and advances to banks		3,674.2	–	3,674.2
Loans and advances to customers not subject to securitisation		–	–	–
Loans and advances to customers subject to securitisation		–	–	–
Less: non-recourse finance		–	–	–
		–	–	–
Loans and advances to customers	46a	54,768.8	662.6	55,431.4
Available for sale securities				
Investment securities	46b	–	4,966.1	4,966.1
Debt securities	46c	4,742.2	(4,742.2)	–
Equity shares and other variable yield securities	46d	575.6	(575.6)	–
Intangible assets		73.1	–	73.1
Property, plant and equipment		170.5	–	170.5
Deferred income tax asset	46f	14.1	62.1	76.2
Other assets	46g	78.2	(15.8)	62.4
Prepayments and accrued income	46h	718.9	(476.5)	242.4
Total assets		64,880.9	773.3	65,654.2

46. Balance sheet reconciliation as at 1 January 2005 (continued)

	Note	IFRS 31 December 2004 £m	Effect of adoption of IAS 32 and IAS 39 £m	IFRS 1 January 2005 £m
Liabilities				
Deposits by banks		1,201.6	–	1,201.6
Customer accounts	46i	20,393.7	(13.5)	20,380.2
Derivative financial instruments	46k	–	2,050.7	2,050.7
Debt securities in issue				
Securitised notes	46j	22,089.9	(1,066.8)	21,023.1
Covered bonds	46j	1,339.0	89.1	1,428.1
Other	46j	15,435.3	(253.6)	15,181.7
Other liabilities		76.1	–	76.1
Current taxation liabilities		60.0	–	60.0
Accruals and deferred income	46l	679.5	106.4	785.9
Provisions for liabilities and charges		52.5	–	52.5
Subordinated liabilities	46m	1,515.7	(738.5)	777.2
Reserve capital instruments	46n	300.0	(300.0)	–
Tier one notes	46q	200.0	7.6	207.6
Total liabilities		63,343.3	(118.6)	63,224.7
Equity				
Shareholders' funds				
Called up share capital		123.9	–	123.9
Share premium account		6.8	–	6.8
Capital redemption reserve		7.3	–	7.3
Other reserves	46o	(2.0)	35.8	33.8
Retained earnings		1,401.6	(179.7)	1,221.9
Total equity attributable to equity shareholders		1,537.6	(143.9)	1,393.7
Non shareholders' funds				
Reserve capital instruments		–	299.3	299.3
Subordinated notes		–	736.5	736.5
Total non shareholders' funds	46p	–	1,035.8	1,035.8
Total equity		1,537.6	891.9	2,429.5
Total equity and liabilities		64,880.9	773.3	65,654.2

Explanation of the effect of adoption of IAS 32 and IAS39 with effect from 1 January 2005

The following explains the material balance sheet adjustments.

a) Loans and advances to customers

	1 January 2005 £m
Impact of effective interest rate adjustment	(234.2)
Reclassification from prepayments and accrued income in relation to effective interest rate adjustment	433.0
Reclassification of financial instruments on introduction of IAS 39 and impact of fair valuing derivatives	460.5
Impact of discounting on impairment allowance	3.3
Total impact – increase in loans and advances to customers	662.6

In accordance with IAS 39 the interest rate is adjusted to reflect the rate that exactly discounts expected future cash payments or receipts through the expected life of the financial instrument to its net carrying amount. This adjustment includes all fees and interest paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

In accordance with IAS 39, impairment allowances represent the difference between the carrying value of an asset and discounted expected cash flows.

46. Balance sheet reconciliation as at 1 January 2005 (continued)

b) Investment securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	4,966.1

c) Debt securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	(4,742.2)

d) Equity shares and other variable yield securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	(575.6)

e) Derivative financial instruments

	1 January 2005 £m
Valuation of derivative financial instruments	892.6

f) Deferred income tax

	1 January 2005 £m
Deferred tax effect of IAS 32 and IAS 39 adjustments	62.1

g) Other assets

	1 January 2005 £m
Impact of fair valuing derivatives	(15.8)

h) Prepayments and accrued income

	1 January 2005 £m
Reclassification of opening balances to loans and advances to customers in relation to effective interest rate adjustment	(463.2)
Impact of effective interest rate adjustment reclassified to loans and advances to customers	30.2
Impact of fair valuing derivatives	(43.5)
Total impact – decrease in prepayments and accrued income	(476.5)

i) Customer accounts

	1 January 2005 £m
Impact of fair valuing derivatives	(13.5)

j) Debt securities in issue

	1 January 2005 £m
Impact of fair valuing derivatives	(1,231.3)

k) Derivative financial instruments

	1 January 2005 £m
Valuation of derivative financial instruments	2,050.7

46. Balance sheet reconciliation as at 1 January 2005 (continued)

l) Accruals and deferred income	1 January 2005 £m
Impact of effective interest rate adjustment	(7.9)
Reversal of reserve capital instruments and subordinated liabilities coupon payment accrual in accordance with IAS 32 and IAS 10	(14.3)
Impact of fair valuing derivatives	128.6
Total impact – increase in accruals and deferred income	106.4

m) Subordinated liabilities	1 January 2005 £m
Transfer to non shareholders' equity	(746.4)
Impact of fair valuing derivatives	7.9
Total impact – decrease in subordinated liabilities	(738.5)

In accordance with the requirements of IAS 32 certain subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

n) Reserve capital instruments	1 January 2005 £m
Transfer to non shareholders' funds	(300.0)

In accordance with the requirements of IAS 32 reserve capital instruments are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

o) Other reserves	1 January 2005 £m
Available for sale reserve	38.4
Cash flow hedge reserve	12.5
Tax impact of items credited directly to equity	(15.1)
Total impact – increase in other reserves	35.8

p) Non shareholders' equity	1 January 2005 £m
Transfer from subordinated liabilities	736.5
Transfer from reserve capital instruments	299.3
Total impact – increase in non shareholders' equity	1,035.8

q) Tier one notes	1 January 2005 £m
Impact of fair valuing derivatives	7.6

Results for 2001 to 2003 are presented under UK GAAP in existence at 31 December 2004. Results for 2004 and 2005 have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005. Certain of these IFRS are only effective from 1 January 2005, and therefore have not been used to restate the 2004 statutory based results. The 2004 statutory results presented therefore reflect only those standards which permit or require retrospective adoption, reflecting the voluntary exemptions of IFRS1 – see note 1v) and notes 43 to 46 to the accounts. If the results under UK GAAP for 2001 to 2003 were to be restated under IFRS, the main adjustments required would be those detailed in notes 44 and 45.

As a result of some IFRS not being required to be implemented until 1 January 2005, to aid comparability of the 2005 results with those of 2004, 2004 results have also been prepared on a proforma basis, incorporating the impact of IFRS where it is possible to determine what the impact would have been if the accounting changes had been effective in 2004. The proforma results shown for 2004 include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity, but exclude the effects of hedge accounting under IFRS which differs from that applied under UK GAAP.

The 2005 statutory results include the full effects of the introduction of fair value and hedge accounting following the adoption of IAS 32 and 39 with effect from 1 January 2005. An underlying set of results for 2005 has also been presented which reflect management's view of the underlying results excluding the effects of fair value volatility and hedge ineffectiveness in order to provide a clearer representation of the underlying performance of the Group.

Further explanation of the proforma and underlying results is provided in the Operating and Financial Review on pages 35 to 45.

		2001	2002	2003	2004 Statutory	2004 Proforma	2005 Statutory	2005 Underlying
Net interest receivable	£m	346.1	391.2	450.7	466.9	612.7	752.3	706.8
Other income and charges	£m	130.3	169.8	209.0	252.3	111.8	129.0	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	£m	–	–	–	–	–	(56.4)	–
Total income	£m	476.4	561.0	659.7	719.2	724.5	824.9	835.8
Operating expenses – ongoing	£m	148.0	169.8	194.5	218.3	216.9	249.4	249.4
Operating expenses – non-recurring[1]	£m	–	2.3	5.6	–	–	–	–
Operating expenses – amortisation of goodwill	£m	–	1.5	3.6	–	–	–	–
Covenant to The Northern Rock Foundation	£m	14.8	16.3	19.3	21.6	22.1	24.7	25.2
Provisions for bad and doubtful debts	£m	34.5	43.1	48.7	48.5	48.5	56.6	56.6
Amounts written off fixed asset investments	£m	1.5	2.6	1.4	(4.5)	(4.5)	–	–
Profit on ordinary activities before tax	£m	277.6	325.4	386.6	435.3	441.5	494.2	504.6
Tax on profit on ordinary activities	£m	83.7	96.5	112.2	125.8	127.7	144.9	147.9
Profit on ordinary activities after tax	£m	193.9	228.9	274.4	309.5	313.8	349.3	356.7
Attributable to:								
Appropriations	£m	–	–	–	–	42.6	48.6	48.6
Profit attributable to equity shareholders	£m	193.9	228.9	274.4	309.5	271.2	300.7	308.1
Total assets[2]	£m	31,090	41,875	51,944	64,881	64,711	82,709	81,057
Growth in total assets	%	25	35	24	25	25	28	25
Average interest earning assets	£m	27,524	36,036	46,435	57,071	57,222	72,730	72,730
Mean assets	£m	27,971	36,482	46,909	58,415	58,261	73,710	72,884
Retail deposits	£m	13,370	15,336	16,343	17,290	17,290	20,104	20,104
Shareholders' funds	£m	1,037	1,165	1,340	1,538	1,389	1,576	1,576
Risk asset ratio – overall	%	12.9	15.5	14.3	14.0	13.5	12.3	12.3
Risk asset ratio – tier 1	%	8.2	9.1	9.0	8.7	8.0	7.7	7.7
Gross lending	£m	8,853	12,584	17,315	23,342	23,342	26,879	26,879
Net lending	£m	5,127	6,697	8,514	12,932	12,932	14,555	14,555
Loan balances acquired	£m	–	1,544	–	–	–	–	–
Increase in retail balances	£m	1,318	773	1,007	896	896	2,809	2,809
Retail balances acquired	£m	–	1,193	–	–	–	–	–
Increase in profit after tax[3]	%	12	18	20	n\a	n\a	11	14
Net interest margin	%	1.26	1.09	0.97	0.82	1.07	1.03	0.97
Total income : mean assets	%	1.70	1.54	1.41	1.23	1.24	1.12	1.15
Operating expenses[3]: total income[4]	%	31.1	30.3	29.8	30.4	29.9	30.2	29.8
Operating expenses[3]: mean assets	%	0.53	0.47	0.41	0.37	0.37	0.34	0.34
Provisions : mean advances to customers	%	0.18	0.19	0.19	0.10	0.10	0.09	0.09
Post-tax return on mean equity[5]	%	19.8	20.8	21.9	21.6	20.9	20.3	20.8
Post-tax return on mean risk weighted assets[5]	%	1.45	1.43	1.49	1.45	1.29	1.23	1.26
Earnings per Ordinary Share	p	46.5	55.4	66.6	74.9	65.7	72.5	74.3

1. Non-recurring costs represent
   2002 – non-recurring costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General
   2003 – non-recurring costs incurred in relation to the closure of certain branches
2. Total assets for 2001 to 2003 represent assets under management, which comprised total balance sheet assets plus non-recourse finance. There is no difference between total assets and assets under management in 2004 or 2005
3. Before non-recurring costs
4. Before surplus on sale of credit card portfolio
5. Post-tax returns are calculated by reference to profit attributable to equity shareholders

2005 statutory and underlying ratios are calculated with reference to proforma profit, asset and equity figures for 2004 where applicable. Profit growth ratios for 2004 have not been calculated as 2003 results have not been restated under IFRS.

2006

25 January 2006	Preliminary results for the year ended 31 December 2005
25 April 2006	Annual General Meeting
26 April 2006	Ex-dividend date for final dividend
28 April 2006	Record date for final dividend
26 May 2006	Payment date for final dividend
26 July 2006	Interim results for half year to 30 June 2006
27 September 2006	Ex-dividend date for interim dividend for 2006
29 September 2006	Record date for interim dividend
27 October 2006	Payment date for interim dividend

2007

24 January 2007	Preliminary results for the year ended 31 December 2006
24 April 2007	Annual General Meeting
25 April 2007	Ex-dividend date for final dividend for 2006 (provisional)
27 April 2007	Record date for final dividend (provisional)
25 May 2007	Payment date for final dividend
25 July 2007	Interim results for half year to 30 June 2007
26 September 2007	Ex-dividend date for interim dividend for 2007 (provisional)
28 September 2007	Record date for interim dividend (provisional)
26 October 2007	Payment date for interim dividend

NORTHERN ROCK PLC

Notification under Listing Rule 9.31(b)

The following resolution was passed as a Special Resolution by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 26 April 2005.

Special Resolution

18. THAT the regulations in the form produced to the Annual General Meeting and initialled for the purposes of identification by the Chairman of the Meeting, be adopted as the new Articles of Association of the Company, in substitution for and to the exclusion of the existing Articles of Association of the Company, with effect from the conclusion of the Meeting.

The following resolution was passed as an Ordinary Resolution by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 25 April 2006.

Ordinary Resolution

9. THAT, in substitution for all previous authorities conferred upon the Directors to allot relevant securities of the Company but without prejudice to the continuing authority of the Directors to allot relevant securities pursuant to an offer or agreement made by the Company before the revocation of the authority pursuant to which such offer or agreement was made, the authority conferred on the Directors by Article 10.1 of the Company's Articles of Association shall apply for the period commencing on the date of the passing of this Resolution and shall expire, unless renewed, on 24 April 2011 and for that period the section 80 amount shall be £41,296,625.

The following resolutions were passed as Special Resolutions by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 25 April 2006.

Special Resolutions:

10. THAT, subject to the passing of Resolution 9 in the Notice of this Meeting, the power conferred on the Directors by Article 10.2 of the Company's Articles of Association shall apply for the period commencing on the date of passing of this Resolution and shall expire, unless renewed, on the expiry or termination of the authority conferred on the Directors pursuant to Resolution 9 in the Notice of this Meeting and for that period the section 89 amount shall be £5,265,325.

11. THAT, pursuant to Article 53, the Company be and is hereby granted general and unconditional authority for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in its capital provided that:

    a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 42,122,600 (representing 10% of the Company's issued ordinary share capital as at 31 December 2005);

    b) the minimum price (exclusive of expenses) which may be paid for such shares is 25p per share (being the nominal value of an ordinary share);

c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is contracted to be purchased and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, whichever is earlier; and

e) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

12. THAT the contingent share purchase contract between the Company and The Northern Rock Foundation (a draft of which is produced to the Meeting and initialled by the Chairman for the purposes of identification), providing for the purchase by the Company of fully paid Foundation Shares in the share capital of the Company at such times and at such prices and in such numbers and otherwise on the other terms set out in such contract, be and is hereby approved and authorised generally (including, without limitation, for the purposes of sections 164 and 165 of the Companies Act 1985) but so that such approval and authority, unless previously renewed, varied or revoked, shall expire 18 months from the date of passing of this Resolution.

northern rock

Annual Report and Accounts 2003





MISSION STATEMENT

Northern Rock is a specialised lending and savings bank which aims to deliver superior value to customers and shareholders through excellent products, efficiency and growth.

COMPANY STRATEGY

Northern Rock is a specialised lender providing funds for residential mortgages, secured commercial lending and personal finance. We obtain funds from both on-shore and off-shore personal savings, wholesale money markets and from the securitisation of mortgage assets.

The Northern Rock strategy encompasses efficiency, growth and value for both customers and shareholders.

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency is enhanced by low cost, effective distribution and enables competitive pricing. Capital efficiency is achieved by optimising the use of debt and equity capital.

By growing lending and improving the mix of higher margin products, Northern Rock aims to grow earnings and improve returns to shareholders, at the same time as providing innovative and consumer friendly products to our customers.

THE VIRTUOUS CIRCLE



Cost control
Enhanced eps growth
Improved returns
Enhanced capital efficiency
Competitive products, product innovation and transparency
High quality asset growth

CONTENTS



NORTHERN ROCK'S RESULTS FOR 2003 FURTHER REINFORCE OUR POSITION AS ONE OF EUROPE'S MOST EFFICIENT MORTGAGE LENDERS. BY CONCENTRATING ON OUR KEY BUSINESS AREAS OF RESIDENTIAL LOANS, COMMERCIAL LENDING AND PERSONAL CREDIT WE WERE ABLE TO RAISE OUR ASSETS AND PROFITS TO RECORD LEVELS. THIS, TOGETHER WITH INDUSTRY LEADING RATIOS OF COST EFFICIENCY, CONFIRMS THE PROGRESS WE HAVE MADE IN ESTABLISHING NORTHERN ROCK PLC WITHIN THE FTSE 100 GROUP OF LEADING UK COMPANIES.



Sir John Riddell, Bt.

CHAIRMAN'S STATEMENT

I am particularly pleased to report that our continued success benefits our North East homeland. The need to provide high standards of service for a growing number of customers has meant that, since we converted from a building society to a plc in 1997, we have created 1,600 new jobs, mainly in the North East. Our latest proposals to underpin our longer-term drive for efficiency include further expansion of our Gosforth Head Office and administrative site in Sunderland, which will lead to the creation of 1,900 new posts over the medium term. At a time when other companies are exporting jobs abroad, we believe in serving our customers by the economic use of a dedicated homegrown workforce.

Our customers continue to appreciate our commitment to transparency and fairness. Our long standing "Open Book" policy of making all our mortgage products available to existing borrowers as well as new customers, addresses some of the concerns of the interim Miles Review published in December. For our borrowers and our savers, we believe we set out policies that place us at the forefront of customer care, such as our Mortgage Base Rate Pledge and our Savings Pledge.



CHAIRMAN'S STATEMENT (continued)

ECONOMIC AND MARKET BACKGROUND

With no changes in the Bank of England Base Rate throughout 2002, following seven successive rate reductions the previous year, the downward trend resumed during 2003 with further quarter point reductions in February and July. However, November saw a rise of a quarter point – the first increase in the Bank of England Base Rate since February 2000, with a further quarter point increase announced in February 2004. The higher level of household debt in the UK should mean that smaller changes in interest rates are required to manage aggregate debt than had been typical before the Bank of England's independence in setting rate levels.

The fundamentals of relatively high employment, low inflation and a general shortage of property have underpinned price growth in the housing market – but at a gentler pace than previously. We expect average house price inflation to return to more long-term sustainable levels, around the rate of earnings growth. However, a gradual slowing in house price growth for the country as a whole remains the most likely scenario rather than the 'boom and bust' of previous cycles.

Mortgages continue to be affordable, driven by the competitiveness of the market, while increasingly sophisticated credit assessment techniques continue to provide safeguards against borrowers overstretching their budgets.

SOCIAL RESPONSIBILITY

Being a good neighbour in the communities in which we operate and providing a pleasant, functional working environment for our staff are mainstays of our business philosophy. We support the concept of Work-Life Balance, a Government-backed initiative to raise the awareness of employees and employers to the importance of balancing work and personal life. This, we believe, is to the benefit of both customers and shareholders.

CHAIRMAN'S STATEMENT (continued)

It was encouraging therefore that, as well as recognition for our products and services, we also collected a top award for energy efficiency in the 2003 Transco – TNEI Energy Efficiency Awards. Our efforts were described as particularly impressive because of the size and diversity of the business, making Northern Rock "an exemplar in its field". The £30 million further expansion of our Gosforth site and the acquisition of Solar House – now our third building on the Doxford business park - will ensure that our staff will be able to function in a modern, energy-efficient and adaptable working environment.

Northern Rock plc remains a member of the FTSE4Good Index for socially responsible investors that measures corporate social responsibility and provides a vehicle for investment in those companies that qualify. Northern Rock is listed in the FTSE4Good UK, Europe and Global Indices.

In the Business in the Environment Index, which considers environmental management, Northern Rock has been placed top of its FTSE Financial Sector Group. We were third in the sector in the previous year and our continued progress now enables us to hold a position in the Index's Premier League.

We also gained prestigious awards from Remploy, the UK's leading supplier of employment opportunities for disabled people. After winning a Northern Regional award for our commitment to the employment and development of disabled people, we were then named as the UK's most disability friendly employer at Remploy's national awards ceremony.

In the context of our responsibility towards the community, it gives me great satisfaction to report that by May 2004 we will have distributed almost £100 million to The Northern Rock Foundation since its inception in 1997 as an integral part of Northern Rock's conversion to a plc. From 2003's profits, the Foundation will receive £19.3m. Indeed, with the Foundation receiving 5% of the plc's pre-tax profits each year, Northern Rock remains the top UK company for business giving as a percentage of profits.

CORPORATE GOVERNANCE

Northern Rock continues to ensure that it conforms to best Corporate Governance practice in identifying and actively controlling the risks to its business. The process is described in detail on pages 14 to 17 in this Report and Accounts.

During 2003 we were very pleased to strengthen the Board with the appointment of Adam Fenwick as a Non-Executive Director.

As was announced with our Interim Results in July 2003, I - along with Sir David Chapman (announced December 2003) – will be retiring from the Board after this year's Annual General Meeting. It has been both exciting and a great pleasure to be Chairman of Northern Rock in a period of strong growth and to work with so energetic and coherent an executive team; and I wish my successor, Dr Matt Ridley, continued success with the Company.

DIVIDEND

Your Board is recommending a final dividend of 15.8 pence per share making a total for the year of 23.3 pence – an increase of 15.3% on 2002.

CONCLUSION

In highly competitive markets we have once again risen to the challenge and produced an enviable set of results. We have lent at record levels without detriment to quality. Our customer retention strategy has worked well. We have funded strongly across all channels, including securitisation, which remains an integral part of our growth plans. Staff in all areas of the business have managed increasing volumes with a high level of customer service. In a constantly changing world, Northern Rock has adapted to change to ensure its continued success. I am grateful to my Board colleagues, the management and the staff for their hard work and expertise in pursuing the best interests of Northern Rock and its stakeholders.

CHIEF EXECUTIVE'S REPORT



Adam J. Applegarth

In 2003 Northern Rock delivered excellent results including:

- ☐ EARNINGS PER SHARE OF 66.6 PENCE – AN INCREASE OF 19.8%
- ☐ RECORD PRE-TAX PROFITS OF £386.8 MILLION – AN INCREASE OF 18.6%
- ☐ RECORD GROSS LENDING OF £17.3 BILLION – AN INCREASE OF 37.6% ON 2002
- ☐ RECORD NET LENDING OF £8.5 BILLION – AN INCREASE OF 27.1% AND A MARKET SHARE OF 8.2%
- ☐ ASSETS UNDER MANAGEMENT UP BY 24.0% TO £52.0 BILLION
- ☐ COST RATIOS REDUCED YET AGAIN – UNDERLYING COST : INCOME RATIO DOWN TO 29.8%
- ☐ £19.3 MILLION COVENANTED TO THE NORTHERN ROCK FOUNDATION TO SUPPORT CHARITABLE CAUSES

Cost control is key to our strategy, allowing profitable growth of the business and the manufacture of competitive products for our customers. During 2003 we continued to seek further efficiencies, reinforcing our position as the lowest unit cost UK lender. Our cost base absorbed the effects of extra resources in our retention programme, the costs of running the Legal & General banking subsidiaries acquired in 2002, as well as additional pension and national insurance costs. However, growth in operating expenses was contained within our strategic range compared to growth in assets under management and total income. As a result, underlying costs to assets under management fell to 0.41% and underlying cost to income ratio fell to 29.8%.

As part of the underpinning of our longer-term unit cost drive we reviewed both our Head Office infrastructure and Distribution network. One key aspect of cost efficiency is the centralisation of administration into the North East of England and during the year we announced the next £30 million phase of physical expansion at our Head Office, together with the acquisition of additional new premises at our administrative site in Sunderland. In response to changing customer preferences we also closed 20 small branches and announced the opening of 10 new flagship mortgage branches to extend our mortgage origination capacity.

An exceptional gain of £7.3 million from the sale of our credit card portfolio to The Co-operative Bank earlier in the year more than compensated for the one-off costs of £5.6 million associated with these changes.

LENDING

During 2003 we once again delivered record levels of low risk lending. Gross lending was £17,315 million, an increase of 37.6% over the previous year, with net lending of £8,514 million, an increase of 27.1%.

The housing market remained active, underpinned by low interest rates, low unemployment and a restricted supply of new housing. As a result, residential lending remained particularly buoyant. We achieved gross residential lending of £15,212 million, an increase of 44.5% over 2002 and net residential lending of £7,861 million, an increase of 37.7%, which represented 8.2% of the UK market.

Our mix of new residential lending during the first half of 2003 reflected customers' preferences for short term fixed rate products, taking advantage of the low interest rate environment.





Later in the year, as the price of fixed rate products increased, discount and tracker products were more in demand. Our credit bundling product, together, which combines a secured and unsecured loan at one price and in one monthly repayment, continued to be popular. We remain at the forefront of providing a competitive choice of products for homeowners and homebuyers, whether they are new or existing customers.

Northern Rock should not be viewed simply as a proxy for the housing market. We are a major player in the wider mortgage market, which importantly includes remortgaging. 2003 saw a significant increase in the level of remortgage activity as homeowners took full advantage of house price increases and competitive mortgage pricing. This accounted for 40% of our lending during the year and remains an important part of our growth plans. Re-financing by borrowers is likely to remain buoyant, particularly as a result of a reduction in the incidence of overhanging redemption charges in recent years, which reduces the cost to the borrower of changing products or lender.

Redemptions have also increased along with remortgaging. Our policy of allowing existing mortgage customers genuinely to transfer to any of our new products and our focus on retaining customers, have ensured that our level of residential redemptions remains well below our natural share.

The interim report on the UK mortgage market by Professor David Miles recommended that greater transparency is needed, with the implication for the industry that existing customers are, in effect, subsidising new borrowers. Northern Rock has embraced transparency and for the past two and a half years, through our 'Open Book' policy, has allowed existing customers access to the same range of products as new customers. Our business strategy is, therefore, not dependent on front-end lending being subsidised by back-book customers, as our sector leading cost efficiency and competitive product pricing allow us to deliver attractive returns to shareholders. The report also acknowledged that the mortgage market is highly competitive. As ever we welcome competition.

Personal unsecured and commercial lending continue to be more muted as we grow these books at a steady, prudent pace. Our unsecured lending remains focused on customers with whom we also have a secured loan relationship and our commercial lending is all secured on bricks and mortar.

FUNDING

Funding remained strong during 2003. All three funding arms – retail funding, wholesale funding and securitisation – continued to perform well, moving us towards our medium-term goal of balance sheet lending being funded by an equal balance of retail and wholesale funds.

Our retail funding franchise remains an important part of our funding strategy. The increase in retail balances during 2003 was £1,007 million. We have a broad distribution platform of branch, postal, telephone and on-line accounts, as well as offshore and Ireland operations, which we will continue to develop. In particular we have seen strong growth in our Tracker Online account, which now has balances of almost £3.0 billion. We also funded strongly in fixed rate bonds and ISA accounts where clarity, transparency and the increased security provided by contractual guarantees have been key factors in reducing volatility and providing customer confidence. We continue to develop new products with our partner Legal & General, for those customers who require a link with the equity markets.

Northern Rock's Treasury function acts as an integrated part of the business and facilitates wholesale funding, securitisation issues and liquidity management. Net new wholesale funding totalled £3,317 million, increasing balances to £17.0 billion. Our wholesale funding provides a balanced mixture of short and medium term funding and diversification of the investor base has continued. We completed our first Euro fixed rate issue raising €750 million. Also, in October 2003 we raised US$600 million of Floating Rate Notes achieving 40% placement with Asian investors. During the year, the rating agency Moody's confirmed an upgrade to our long term credit rating from A2 to A1, which will further benefit the diversification of our investor base and the cost of wholesale funding.

Our residential securitisation programme is firmly established as a reliable source of funding, a reflection of the high credit quality of Northern Rock's loan book and the huge investor appetite for this type of financial instrument. During 2003 we issued £7.7 billion of securitised notes. Assets under management subject to securitisation now amount to £15.7 billion, representing 36% of our lending portfolios. Securitisation, with increasing diversification, will continue to play an important role in funding our future growth plans as well contributing to capital efficiency.

CREDIT QUALITY

The credit quality of our lending is excellent and continues to be tightly monitored and controlled. Our monthly behavioural scoring system confirms there are no early warning signs of credit deterioration. Even though mortgage balances have grown significantly we have not increased our appetite for risk. Our level of residential mortgage arrears of more than three months duration, at only 0.45%, remains about half the industry average. The average indexed loan to value on our mortgage book is 55%, offering a high level of protection against unforeseen adverse changes in the wider economy.

Risk assessment and credit management techniques ensure that the credit quality on our unsecured and commercial books also remains robust. During the year we sold our credit card portfolio, of £217 million, to The Co-operative Bank.

Our provisioning policies remain prudent and we have no residential loan exposure outside the UK, nor any exposure to unsecured commercial lending or leasing.

FUTURE STRATEGY

Our strategy of combining competitive products, effective distribution and efficient customer service, driven off a low unit cost base works well. We will continue to develop our business so that it is highly focused, resilient and expandable to meet our growth aspirations.

We expect the housing market to slow, but activity will be underpinned by relatively low interest rates, continuing low levels of unemployment and a restricted supply of new housing stock. The attractive pricing for new customers and the removal of overhanging redemption charges should ensure that levels of remortgaging will more than offset the level of slowdown in the housing market.This should enable us to achieve our strategic growth range of 15% - 25% in high quality, low risk, assets under management.

We are focused, we have a unit cost advantage, we retain existing customers well and are increasingly good at attracting new loans. Our broad funding platform, efficient distribution network and continued investment in buildings, systems and people will enable us to originate and service increased volumes of profitable business. We are therefore well placed to continue to deliver strong growth in high quality, low risk assets and thereby enhance shareholder value.


D F Baker
Chief Operating Officer
R F Bennett
Group Finance Director
EXECUTIVE DIRECTORS

THE BOARD OF DIRECTORS

There were 11 full Board Meetings held during the financial year.

The number attended by each Director was as follows:

Non - Executive Directors	
Sir John Riddell, Bt., CVO, MA, CA – Chairman	11
Dr M W Ridley, BA, D.Phil - Deputy Chairman	10


C Taylor
Company Secretary
A J Applegarth
Chief Executive

Sir David Chapman, Bt., DL, B.Comm	10
N A H Fenwick, MA (appointed 12 November 2003)	2
Sir Ian Gibson, CBE	10
N Pease, BA	9
Sir George Russell, CBE, D.Eng., BA	10
D Wanless, MA, FCIB, MIS	11

Executive Directors

A J Applegarth, BA	11
D F Baker, BSc, FCIB	11
R F Bennett, FCA, ACMA, IPFA	11

C Taylor, LLB - Company Secretary

Sir John Riddell, Bt., CVO, MA, CA

The Chairman, Sir John Riddell, Bt. (aged 70), after qualifying as a Chartered Accountant served in the I.B.R.D. in Washington DC and in the First Boston Corporation in New York, Tokyo and London. He was appointed director, then deputy chairman, of Credit Suisse First Boston and was for a period of 5 years private secretary and treasurer to the Prince and Princess of Wales. Sir John is Chairman of both the Chairman's Committee and the Nominations Committee and has been a Director of Northern Rock plc since November 1996. Sir John was appointed as a Non-Executive Director of Northern Rock Building Society in 1990. He is also a Trustee of the Northern Rock Pension Scheme.

Dr M W Ridley, BA, D.Phil

The Deputy Chairman and Senior Non-Executive Director, Matt Ridley (aged 46), is an author and businessman. His other Non-Executive Directorships include Northern Investors Company PLC, Northern 2 VCT plc and P A Holdings Limited. Dr Ridley was appointed a Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society on 1 June 1994. He is Chairman of both the Audit Committee and the Risk Committee and is a Member of the Remuneration, Chairman's and Nominations Committees.

A J Applegarth, BA

Adam Applegarth (aged 41) has worked for Northern Rock for 20 years. He became an Executive Director of Northern Rock Building Society in January 1996, was appointed as an Executive Director of Northern Rock plc in October 1996 and subsequently became the Company's Chief Executive in March 2001. Mr Applegarth is a governor of the Royal Grammar School, Newcastle upon Tyne. Mr Applegarth is a Member of both the Chairman's and the Risk Committees.

D F Baker, BSc, FCIB

David Baker (aged 50) was appointed as the Company's Chief Operating Officer in January 2001. He became an Executive Director of Northern Rock Building Society in January 1996 and was appointed as an Executive Director of Northern Rock plc in October 1996. He is a Fellow of the Chartered Institute of Bankers. In his present role he is responsible for the effective and efficient direction and management of the Company's operations and in particular, Retail Savings, Credit, Customer Services, Personnel, Premises and Legal and Compliance. Mr Baker is Chairman of The Newcastle Employment Bond Limited and a Trustee of the University of Newcastle upon Tyne Development Trust. Mr Baker is a Member of the Chairman's Committee and the Risk Committee.

R F Bennett, FCA, ACMA, IPFA

The Group Finance Director, Bob Bennett (aged 56) is a Chartered Accountant. He became an Executive Director of Northern Rock Building Society in November 1993 and was appointed as an Executive Director of Northern Rock plc in November 1996. In his present role, he is responsible for Finance, Treasury, Securitisation, Internal Audit, Risk Management and Institutional Relations. Mr Bennett is a Member of the Chairman's Committee and the Risk Committee. Mr Bennett is also a Trustee of the Northern Rock Pension Scheme and a Non-Executive Director of Greggs plc.

Sir David Chapman, Bt., DL, B.Comm

Sir David Chapman, Bt. (aged 62), has been a Director of Northern Rock plc since November 1996 having been appointed to the Board of Northern Rock Building Society as a Non-Executive Director on 1 October 1994. A former Vice President with Merrill Lynch International Bank, Sir David is now a Consultant to Laing and Cruickshank Investment Management Limited. He is a former Board Member of the London Stock Exchange and was a member of the Greenbury Committee on Directors' Remuneration. Sir David is a Non-Executive Director of a number of companies including High Gosforth Park Limited, North East Regional Investment Fund Limited, Northern Business Forum Limited and Zytronic plc. He is Deputy Chairman of the CBI - North East. Sir David is a Member of the Audit Committee, Remuneration Committee and the Risk Committee. He is also a Trustee of The Northern Rock Foundation.

N A H Fenwick, MA

Adam Fenwick (aged 43), was appointed to the Board as a Non-Executive Director in November 2003. He is an Executive Director of Fenwick Limited and a Non-Executive Director of John Swire and Sons Limited. He is also a Trustee of Newcastle Theatre Royal Trust Limited. Mr Fenwick is a Member of the Audit Committee, Risk Committee and Remuneration Committee.

Sir Ian Gibson, CBE

Sir Ian Gibson (aged 57), was appointed to the Board as a Non-Executive Director in September 2002. He is a member of the Court of the Bank of England and his other non-executive directorships include BPB plc and GKN plc. Sir Ian was previously President of Nissan Europe and Senior Vice President Nissan Motor Company and was Deputy Chairman of Asda plc. Sir Ian is a Member of the Audit Committee, Nominations Committee, Risk Committee and the Remuneration Committee.

N Pease, BA

Nichola Pease (aged 42), is Chief Executive of J O Hambro Capital Management Limited and a Director of Grainger Trust PLC. She is a former Managing Director of Smith New Court Europe and Director of Smith New Court plc. She was also European Asset Portfolio Manager for Rowe Price Fleming before joining J O Hambro in 1998. She joined the Board of Northern Rock plc as a Non-Executive Director in February 1999. Ms Pease is a Member of the Audit Committee, Risk Committee and the Remuneration Committee.

Sir George Russell, CBE, D.Eng., BA

Sir George Russell (aged 68), is Non-Executive Director of Taylor Woodrow plc and Deputy Chairman of ITV plc and was until recently the Non-Executive Chairman of 3i Group plc and Camelot Group plc. Sir George was appointed a Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society as a Non-Executive Director in 1985. Sir George is Chairman of the Remuneration Committee and is a Member of both the Audit and Risk Committees.

D Wanless, MA, FCIB, MIS

Derek Wanless (aged 56), joined the Board as a Non-Executive Director in March 2000. He was previously Group Chief Executive of National Westminster Bank plc from 1992-1999. He is a Non-Executive Director of Northumbrian Water Group plc. Mr Wanless is a Director of Business in the Community, a Commissioner with the Statistics Commission and a Trustee of the National Endowment for Science, Technology and the Arts. Mr Wanless is a Member of the Audit Committee, Nominations Committee, Risk Committee and Remuneration Committee.

Northern Rock regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to Northern Rock's shareholders for corporate governance, and the following describes how Northern Rock applies the principles and provisions contained in the Combined Code of Corporate Governance published in June 1998 ("the Combined Code"). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code. For the period 1 January 2003 to 31 December 2003, the Company complied with all aspects of the Combined Code.

A revised code on corporate governance was published in July 2003 ("the Revised Combined Code") and this applied to the Company from January 2004. Although the Company is satisfied that it already complies with many of the requirements of the Revised Combined Code it is reviewing its compliance arrangements to ensure where appropriate, it does comply. Where the Company does not comply with the provisions of the Revised Combined Code it will, in future reports, give reasons for non-compliance.

BOARD OF DIRECTORS

The Board of Directors meets regularly throughout the year and retains full and effective control over the Group.

Mr Adam Fenwick was appointed to the Board as a Non-Executive Director in November 2003. The Board now comprises a Non-Executive Chairman, a Non-Executive Deputy Chairman, a Chief Executive, two other Executive Directors and six other Non-Executive Directors. The Board is responsible for agreeing the strategy and policies of Northern Rock, for monitoring its performance and has a formal schedule of matters reserved for its review and approval. Dr M W Ridley is currently the Senior Independent Director.

Sir John Riddell Bt., will stand down from his position as Non-Executive Chairman and, along with Sir David Chapman Bt., will retire from the Board at the conclusion of this year's Annual General Meeting. Dr M W Ridley, currently the Non-Executive Deputy Chairman, will be appointed Chairman. Sir George Russell will be appointed as the Senior Independent Director.

It is the Company's policy that every Director should receive appropriate training on the first occasion that he or she is appointed to the Board, and subsequently as necessary. To enable the Board to function effectively, all Directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. The Chairman ensures that all Directors are properly briefed on issues arising at Board meetings and Directors are able to make further enquiries as appropriate both from within the Group and from external professional sources.

The Non-Executive Directors have experience in a wide range of commercial and banking activities and each of them is considered by the Board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. More than one half of the Board comprises Non-Executive Directors.

To be independent, Northern Rock considers that, a Non-Executive Director should not:

(i) be or have been an employee of Northern Rock;

(ii) have been a Director of Northern Rock plc for more than nine years since the listing of the Company on The London Stock Exchange in October 1997;

(iii) represent significant shareholders or other single interest groups;

(iv) receive an income from Northern Rock other than interest on savings accounts, dividends on shareholdings or his or her Director's fee;

(v) participate in Northern Rock's share option or performance related remuneration schemes;

(vi) have conflicting directorships. Cross directorships per se are not regarded as affecting a Director's independence; or

(vii) have any other significant, financial or personal tie to Northern Rock or its management, which could interfere with the Director's proper exercise of his or her duties (including taking into account the interests of Northern Rock's shareholders, employees and creditors).

Northern Rock's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday.

Authority for the execution of approved policies is delegated to the Chief Executive and the Management Board (which comprises the Chief Executive, the other Executive Directors, the Company Secretary and seven other senior executives).

All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. The Directors are able, if necessary, to take independent professional advice at Northern Rock's expense.

APPOINTMENTS TO THE BOARD

Northern Rock's Articles of Association require that each Director stands for re-election at least every three years and that Directors appointed by the Board should be subject to election by shareholders at

the first opportunity after their appointment. The Directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

BOARD COMMITTEES

In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of committees that operate within defined terms of reference as set out below. The Chairman and membership of each committee are set out on page 17.

At the conclusion of the Company's Annual General Meeting on 27 April 2004, Dr M W Ridley will be appointed as Chairman of the Board and Mr D Wanless will be appointed as Chairman of the Audit Committee and the Risk Committee. With effect from the same date, Sir George Russell will stand down as Chairman of the Remuneration Committee to be succeeded by Ms N Pease.

AUDIT COMMITTEE

The Committee comprises seven independent Non-Executive Directors and meets at least four times each year. It considers and (where appropriate) advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group, and reports to the Board on both financial and non-financial controls. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors. The Committee reviews the scope and results of the annual audit and its cost effectiveness and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings and have direct access to the Committee and its Chairman at all times. The Chief Internal Auditor provides further assurance that the internal audit coverage is closely aligned to the significant risks identified by the business and also has direct access to the Committee and its Chairman. The Executive Directors are not members of the Committee but attend meetings by invitation of the Committee, as necessary, to facilitate its business.

RISK COMMITTEE

The Committee comprises seven independent Non-Executive Directors and the Executive Directors. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business and the system of control necessary to manage such risks, and to present their findings to the Board.

The Risk Committee meets on at least three occasions each year. Its remit is:

- to advise the Board on risk management and to foster a culture within the Group that emphasises and demonstrates the benefits of a risk-based approach to internal control and management of the Group;

- to reinforce management's control consciousness and make appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies;

- to keep under review the effectiveness of the Group's risk management infrastructure. This includes an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment;

- where appropriate, to consider Risk Audit reports on the key business areas to assess the level of business risk exposure;

- to consider the major findings of any of the Financial Services Authority and internal/external audit's risk management reviews and management's response;

- to consider the risks of new ventures and other strategic initiatives;

- to review the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy;

- to consider the development of Group risk management and make appropriate recommendations to the Board and;

- to consider whether the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with the statutory requirements and financial reporting standards.

The director of Risk reports on and monitors risks throughout the Group. He reports to the Group Finance Director and in addition reports to the Chief Executive and the Chairman of the Risk Committee and attends both the Risk Committee and the Audit Committee.

CHAIRMAN'S COMMITTEE

The principal function of the Committee is to review the Group's strategy and to consider any major operational issues or proposals for significant new initiatives which may arise.

NOMINATIONS COMMITTEE

The Committee comprises three independent Non-Executive Directors and the Chairman. It monitors and reviews the membership of, and succession to, the Board of Directors. The Committee considers and makes recommendations to the Board, inter alia, on the identification and recruitment of potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

REMUNERATION COMMITTEE

This Committee of seven independent Non-Executive Directors is responsible for considering and advising the Board on the remuneration policy for Executive Directors. It determines on behalf of the Board the salary levels of Executive Directors and takes professional advice from both inside and outside the Group. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors.

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information is incorporated in the Directors' Remuneration Report.

INTERNAL CONTROL

The Board of Directors is responsible for the Group's system of internal control and for reviewing its effectiveness. The system of internal control is designed to ensure effective and efficient operations and compliance with laws and regulations. In establishing this system, the Directors consider the nature of the Group's business, including the materiality of the risks being run, the likelihood of a loss being incurred and the costs of control and of mitigation of likely losses. It follows, therefore, that the system of internal control can only provide reasonable, and not absolute, assurance:

- as to the reliability and integrity of management information;

- that assets are safeguarded; and

- that fraud and other irregularities are prevented and detected.

The Combined Code requires that the Directors review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls.

In accordance with 'Internal Control: Guidance for Directors on the Combined Code' ("the Turnbull Guidance") the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, that has been in place for the period 1 January 2003 to 31 December 2003 and up to the date of approval of the Annual Report and Accounts, and that this process is regularly reviewed by the Board and accords with the Turnbull Guidance.

The Board has reviewed the effectiveness of the system of internal control. In particular, it has reviewed and (where necessary) updated the process for identifying and evaluating the significant risks affecting the business and the policies and procedures by which these risks are managed.

Management are responsible for the identification and evaluation of significant risks applicable to their areas of business together with the design and operation of suitable internal controls. These risks are assessed on a continual basis and may be associated with a variety of internal or external sources including control breakdowns, disruption in information systems, competition, natural catastrophe and regulatory requirements.

Internal Audit provide a degree of assurance as to the operation and validity of the system of internal control. Planned corrective actions are independently monitored for timely completion.

Northern Rock is a well-controlled, risk adverse business which continues to adopt a prudent stance in the management of risk faced by the business. A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in note 36 to the accounts.

Material risk exposures are subject to policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilised. In addition, regular reporting of all risk exposures is enforced throughout the Group.

The Risk Committee, comprising of independent Non-Executive and Executive Directors oversees risk management and ensures that appropriate controls are in place. Details are set out above.

The Group is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organisational structure with clear reporting lines and a commitment to recruiting and training quality staff governed by appropriate codes of conduct. In addition, the Group maintains procedures manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorisation limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Group has adopted a Corporate Social Responsibility policy which is underpinned by a number of codes one of which is the Code of Conduct. This provides practical guidance for all staff on Northern Rock's business values and forms a key element in the way the Group conducts its business. There are also supporting policies and employee procedures regarding Public Interest Disclosure.

The Chief Executive also reports to the Board on behalf of the Management Board on significant changes in the business and the external environment, which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Management Board, the Risk Committee and the Audit Committee.

The effectiveness of the internal control system is reviewed by the Audit Committee on behalf of the Board. Additionally, the Audit Committee at each meeting receives reports of reviews conducted throughout the Group by the Internal Audit and (periodically) Group Compliance functions together with reports from the external auditors which detail any significant control matters of which they are aware. It is responsible for ensuring that appropriate corrective action is taken where necessary.

The Committee also monitors the Group's compliance with the Principles for Business, published by The Financial Services Authority, comprising a statement of the fundamental obligations of firms under the regulatory system.

These mechanisms are intended to ensure that Group performance is continually monitored, risks identified in a timely manner, their financial implications assessed, control procedures re-evaluated and corrective actions agreed and implemented.

COMMUNICATIONS

The Company regards communications with shareholders as very important. A summary financial statement is issued to all shareholders and a copy of the Annual Report and Accounts and The Northern Rock Foundation's report are available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk

The Company communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. The Company also deals with a number of written enquiries from shareholders throughout the year.

GOING CONCERN

The Directors are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group as at the end of the year and of the profit or loss of the Group for the year.

The Directors consider that in preparing the financial statements on pages 43 to 71 appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Group keeps accounting records that disclose with reasonable accuracy at any time the Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

COMMITTEES

Membership of the Board's Committees is set out below.

AUDIT COMMITTEE

+ Dr M W Ridley (Chairman)
+ Sir David Chapman, Bt.
+ N A H Fenwick (appointed 12 November 2003)
+ Sir Ian Gibson
+ N Pease
+ Sir George Russell
+ D Wanless

CHAIRMAN'S COMMITTEE

+ Sir John Riddell, Bt. (Chairman)
+ Dr M W Ridley
* A J Applegarth
* D F Baker
* R F Bennett
• C Taylor

NOMINATIONS COMMITTEE

+ Sir John Riddell, Bt. (Chairman)
+ Sir Ian Gibson (appointed 16 December 2003)
+ D Wanless (appointed 16 December 2003)
+ Dr M W Ridley
* A J Applegarth (resigned 31 December 2003)

REMUNERATION COMMITTEE

+ Sir George Russell (Chairman)
+ Sir David Chapman, Bt.
+ N A H Fenwick (appointed 12 November 2003)
+ Sir Ian Gibson
+ N Pease
+ Dr M W Ridley
+ D Wanless

RISK COMMITTEE

+ Dr M W Ridley (Chairman)
+ Sir David Chapman, Bt.
+ N A H Fenwick (appointed 12 November 2003)
+ Sir Ian Gibson
+ N Pease
+ Sir George Russell
+ D Wanless
* A J Applegarth
* D F Baker
* R F Bennett

+ Non-Executive Director
* Executive Director
• Executive

SUMMARY

The Directors' Remuneration Report is presented to shareholders by the Board and contains the following information:

- A description of the role of the Remuneration Committee;
- A summary of the Group's Remuneration Policy including a statement of the Company's policy on Directors' remuneration;
- Graphs illustrating the performance of the Company relative to the FTSE 100 Index and FTSE 350 Index for the last five years;
- Details of the terms of the service contracts and the remuneration of each Director for the preceding financial year;
- Details of the share options and awards under long-term incentive schemes held by the Directors; and
- Details of each Director's interest in Ordinary Shares in the Company.

This Report complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations"). This Report also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by the Group.

A resolution will be put to Shareholders at the Annual General Meeting on 27 April 2004 inviting them to consider and approve this Report.

THE REMUNERATION COMMITTEE

The Remuneration Committee consists entirely of independent Non-Executive Directors and comprises Sir George Russell (Chairman), Sir David Chapman Bt., Mr Adam Fenwick, Sir Ian Gibson, Ms Nichola Pease, Dr Matt Ridley and Mr Derek Wanless. Where appropriate, the Chairman and Chief Executive attend meetings of the Remuneration Committee, by invitation of the Committee, save that the Chief Executive is absent when his own remuneration is under consideration. The Remuneration Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the Executive Directors and the performance remuneration of senior executives.

The Remuneration Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons provided advice or services that materially assisted the Remuneration Committee in its consideration of Directors' remuneration matters during the year:

- The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors;
- Internal support was provided to the Remuneration Committee by the Company Secretary;
- Watson Wyatt LLP advised the Remuneration Committee on a range of issues including salary benchmarking. In addition to this advice to the Remuneration Committee, Watson Wyatt LLP are consulting actuaries to the Company and advised on various pension issues;
- Inbucon Administration Ltd were responsible for preparing Total Shareholder Return calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration did not provide other advice or services to the Company; and
- Freshfields Bruckhaus Deringer advised the Company on compliance with the Directors' Remuneration Report Regulations and are the Company's main legal advisers.

COMPLIANCE

The Group has complied with the Combined Code's provisions relating to Directors' remuneration throughout the year.

REMUNERATION POLICY

The Remuneration Committee believes that the continuing improvement in performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide competitive packages to motivate, reward and retain Executive Directors of high quality and to align their interests with those of shareholders.

The Board has adopted, on the recommendation of the Remuneration Committee, a remuneration policy with the objectives set out below. It is intended that this policy should continue to apply for 2004 and subsequent years:

(i) the remuneration packages for Executive Directors are designed to be competitive in terms of market practice;

(ii) performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and

(iii) to motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long-term together with the individual contribution made by the Executive Directors.

The Remuneration Committee regularly reviews all aspects of remuneration to ensure these remain appropriate. This report sets out the Company's policy on Executive Directors' remuneration for 2004 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2004 is required by the Regulations.

The Remuneration Committee is able to state its remuneration policy for 2004 with reasonable certainty, and this policy will continue in subsequent years unless changed by the Remuneration Committee. The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice. Any changes in policy for years after 2004 will be described in future Directors' Remuneration Reports; such reports will continue to be subject to shareholder approval. All statements in this report in relation to remuneration policy for years after 2004 should be read in light of this paragraph.

ELEMENTS OF REMUNERATION

Remuneration comprises: basic salary, annual bonus, pension benefits and benefits in kind. In addition, Executive Directors and senior executives participate in certain share based incentive schemes, comprising the bonus matching plan, deferred share scheme and long term incentive plan. These share-based incentive schemes, and the annual bonus, are performance-related, and the Remuneration Committee regards them as a key element in the Executive Directors' remuneration package.

As a result of changes to the performance-related elements of remuneration in 2002 and to annual bonuses in 2003, the performance-related element of total potential remuneration has materially increased in recent years.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director, and revised salaries took effect from 1 January 2004 as follows:

A J Applegarth
£565,000 (2003 - £525,000)

D F Baker
£375,000 (2003 - £350,000)

R F Bennett
£375,000 (2003 - £350,000)

The revised salaries of the Executive Directors have been benchmarked against salaries paid for similar positions in banks in the FTSE 100 Index and companies in positions 51 – 75 in the FTSE 100 Index.

SHORT TERM BONUS SCHEME

During 2003, Northern Rock operated a short term cash bonus scheme under which payments are made on an annual basis at the discretion of the Remuneration Committee. All of the Executive Directors and certain senior executives participate in this scheme.

This cash bonus scheme relates to year-on-year increases in the Group's pre-tax profit on ordinary activities, with increases in pre-tax profits generating a bonus payment equal to a percentage of salary. Payment of one-third of the bonus will be subject to the Remuneration Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business.

During 2003, the bonus was capped at 75% of salary. On this basis, the bonus earned in respect of 2003 was 75% of salary. The bonus payable is reduced by the value of shares appropriated under the all-employee Inland Revenue Approved Share Incentive Plan for the year to the extent needed to ensure that the cap is not exceeded.

For 2004 the Remuneration Committee will continue to operate the cash bonus scheme on the basis described above for 2003 save that the level of bonus payments will be directly linked to the percentage increase in profits during the year. Only where there is an increase in adjusted pre-tax profits will Executive Directors be eligible for a short term bonus. Every 1% increase in pre-tax profits generates a bonus payment equal to 5% of salary with a maximum of 75% of salary by way of bonus for 15% increase in profits. Bonuses will be paid on a sliding scale between these points.

BONUS MATCHING PLAN

Participants are also encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock. Executive Directors (and other senior executives invited by the Remuneration Committee to participate) are entitled to elect for all or part of the after-tax amount of their annual cash bonus to be used to acquire shares which will be held for a period of three years; alternatively they may elect to deposit their own shares with an aggregate value not exceeding the cash amount of the after-tax bonus. At the end of the three year period, provided a participant has remained an employee of the Group, the shares will be released to the participant together with a number of additional shares, on the basis (before adjustment for tax) of one share free of charge for every one share left in trust for three years. Entitlement to the additional shares will normally be lost if the participant leaves employment except in certain "good leaver" circumstances. The value of any additional share awards is derived from annual bonus criteria and is dependent on corporate performance. The release of additional share awards is not dependent on satisfaction of a further performance condition.

The bonus matching plan was operated in respect of 2003, resulting in the share awards described on page 25. The Remuneration Committee will continue to operate it in respect of 2004 and future years.

The beneficial ownership of the additional shares transfers to the participant on the grant of an award. The additional shares

will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on his additional shares during the restricted period. Prior to the amendment of the bonus matching plan in January 2003 participants were entitled to call for their additional share entitlement at the end of the restricted period, and were not entitled to dividends during that period.

DEFERRED SHARE SCHEME

Under a separate element of the short term bonus scheme, the Remuneration Committee may grant to Executive Directors and other executives who receive a cash bonus under that scheme an award of shares with a pre-tax value equal to the pre-tax value of his cash bonus. A participant who is granted an award must normally continue to hold these shares and remain an employee of the Group for a period of three years from the date of the award in order to retain the full number of shares so granted to him, although shares will be released earlier in certain "good leaver" circumstances. The value of any deferred share awards is derived from annual bonus criteria and is therefore dependent on corporate performance; the release of deferred share awards is not dependent on satisfaction of a further performance condition.

This deferred share scheme was operated in respect of 2003, resulting in the share awards described on page 26.
The Remuneration Committee will continue to operate the deferred share scheme in respect of 2004 and future years.

LONG TERM INCENTIVE PLAN

All Executive Directors and certain senior executives participate in a long term incentive plan ("LTIP"), which was approved by shareholders in 1998. Awards have been made in 1998 and each subsequent year thereafter. The plan involves the grant of share awards, which can only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. The number of shares comprised in an award is calculated by reference to a percentage of salary, with the maximum award of shares being 100% of salary.

Performance is measured over a three year period on the basis of Total Shareholder Return ("TSR"), comparing the Company's performance to that of the companies in the FTSE 350 index at the date of an award. The extent to which an award is realisable depends on the Company's ranking in this comparison. Awards are released on a sliding scale between median and top quartile performance with 25 per cent of an award being released for median performance and 100 per cent of the award being released for a ranking within the top quartile. If the Group's performance is below the median, none of the shares in an award will vest. There is no re-testing of targets. The FTSE 350 Index was selected because, at the time the LTIP was approved in 1998, the Company's market capitalisation placed it around the mid-point of the constituents of that index. The Company joined the FTSE 100 Index in September 2001 and, during 2004 the Remuneration Committee will consider whether it would be more appropriate to change the rules of the LTIP to substitute the FTSE 100 Index for comparison purposes. There is also an earnings per share threshold, which requires that the Group's earnings per share growth over the three year period must exceed the growth in the UK Retail Prices Index by an average of at least 3% per annum. This performance condition is designed to ensure that the vesting level of LTIP awards is dependent on satisfactory year-on-year financial performance as well as above-median TSR ranking.

The LTIP was operated in 2003, resulting in the share awards set out in the table on page 27. The Remuneration Committee will continue to operate it for Executive Directors in 2004 and future years.

A separate share scheme, in substantially the same terms as the LTIP, has been adopted by the Remuneration Committee and is extended to 29 executives. Executive Directors are not eligible to participate in this scheme, and awards under it will be satisfied with existing shares only.

ALL-EMPLOYEE SHARE SCHEMES

Executive Directors are eligible to participate in the Company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) the Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract), and exercise of the option is not subject to satisfaction of a performance target;

(ii) the Employee Share Option Scheme, an Inland Revenue approved share option scheme under which options have been granted to substantially all employees. Under this scheme the aggregate exercise value of unexercised options may not exceed £30,000. Options under this scheme may not be exercised unless earnings per share of the Company has grown by more than 3% over the life of the option. This performance condition is designed to ensure that the exercisability of options is dependent on satisfactory year-on-year financial performance on a sustained basis; and

(iii) the Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed £3,000. The value of share awards under this scheme is dependent on the Company's profits. The SIP operates within specific tax legislation. Any payment made under the SIP together with any amount payable under the short term cash bonus scheme may not exceed 75% of salary.

The Remuneration Committee is satisfied that these schemes constitute a well considered overall plan for Executive Directors' and senior executives' long-term remuneration. These schemes are kept under regular review, to take account of changing circumstances. Bonus and share incentive scheme payments are not taken into account for pension purposes.

PENSION BENEFITS

Each of the Executive Directors participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. The scheme also provides for dependants' pensions and lump sums on death in service of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the pension scheme is 60 which enables members to achieve the maximum pension of 2/3rds of their salary at normal retirement age after 40 years service.

For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings excluding Director's fees is payable plus a return of member's contributions. In addition, a pension of 50% of the member's prospective pension at the age of 60, based on pensionable earnings at death, is payable to a surviving spouse providing the couple were married before retirement. On death before retirement after leaving the scheme a benefit of 50% of the member's deferred pension, re-valued to the date of death, is payable to a surviving spouse. For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension is payable. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education).

Subject to the Trustees' approval, early retirement may be granted from the age of 50, or at any age due to ill-health. The pension is calculated at the date of retirement based on accrued pensionable service and final pensionable earnings at that date. The pension will then be actuarially reduced to take account of early payment by an amount of 0.25% for each complete month before normal retirement date. The Company and the Trustees have agreed that if Mr Applegarth or Mr Baker (having attained age 55) retire with the consent of the Company they will receive immediate payment of their accrued pension without the application of an actuarial reduction. If Mr Applegarth or Mr Baker elect to retire after attaining the age of 55 without the consent of the Company they will receive an immediate pension being the accrued deferred pension reduced by 3% for each year or proportionate part thereof by which retirement precedes age 60.

Post retirement increases to pensions arising from membership of the defined benefit scheme are guaranteed each year at the rate of 3% per annum compound, subject to any guaranteed minimum pension. Pension benefits accrued after 5 April 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

In addition to the normal scheme increases, and subject to the Fund having adequate resources, the Trustees may award further discretionary increases each April.

Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which the Company does not contribute.

The Company also operates an unapproved unfunded arrangement for Mr Bennett (which is provided for in the Company's accounts and maintains pension entitlement from previous employment) to provide additional benefits to the main scheme. The unfunded arrangement is designed to ensure that the individual (or his spouse) will receive the level of pension benefit in respect of his eligible earnings in excess of the pensions "earnings cap", currently £99,000 (2002/03 - £97,200) per annum, which are not pensioned by the Northern Rock Pension Scheme. Mr Bennett contributes 5% of his basic salary including those earnings in excess of the earnings cap. Mr Bennett's pension will accrue at the rate of 1/36th of pensionable earnings for each year (and pro rata for each part year) of pensionable service from 1 November 1993 (date joined pension scheme). In addition, all pension calculations shall include pensionable service brought forward from previous employers of 19 years 5 months at a rate of accrual of 1/60th per annum and 5 years 1 month at a rate of accrual of 1/36th per annum.

The total of the pension provided for Mr Bennett at normal retirement date or at any age after his 55th birthday, where the retirement is by mutual consent or at the Company's request, shall be the maximum of two thirds of his uncapped final pensionable earnings. If retirement occurs between the ages of 50 to 60 without the consent of the Company, he may elect to receive an immediate pension being the accrued deferred pension with a maximum of two thirds of his uncapped final pensionable earnings reduced by 3% for each year (and proportionate for each part thereof) by which retirement precedes age 60. The aggregate of pension increases to be provided whether in deferment or in payment shall be the greater of 5% per annum or RPI if less, subject to any guaranteed minimum pension and the increases as granted by the Trustees of the scheme inclusive of any discretionary increases.

Should Mr Bennett die in service or in receipt of benefits under the Company's Permanent Health Insurance Scheme prior to age 60, a lump sum shall be paid of four times his earnings at death plus a return of his contributions. In addition, if he leaves a surviving spouse she shall receive a pension of four ninths of his uncapped final

pensionable earnings. Any child or children under the age of 25 receiving full-time education would receive an allowance of one half of the entitlement of the surviving spouse. Should Mr Bennett die whilst in receipt of a pension prior to his attainment of age 60, a lump sum of four times his earnings at retirement shall be payable. On death in receipt of a pension, any surviving spouse would receive a pension of two thirds of the pension Mr Bennett would have been receiving at death, ignoring any pension commuted for a tax free cash sum.

Any income tax or other related tax due on the Company's contribution to the unfunded arrangement which, under an uncapped arrangement, would not have been paid by Mr Bennett, will be borne by the Company up to two thirds of the contribution amount. In addition, any income tax or related tax due on the cash sum commutation will be borne by the Company up to two thirds of the commutation amount.

BENEFITS IN KIND

Each Executive Director is provided with company car and medical insurance benefits. Each Executive Director was, as an employee of Northern Rock Building Society, entitled to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given to an Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Director's contracts may be terminated immediately by Northern Rock either with (for Mr Baker and Mr Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr Applegarth) a payment in lieu of notice equal to such amount. Each Executive Director would, in the event of a change of control of Northern Rock, be entitled to terminate his employment and receive a liquidated damages payment calculated on the same basis.

The terms of reference of the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances to mitigate the amount of termination payments made to Executive Directors.

PERFORMANCE GRAPHS

The performance graphs set out below illustrate the Company's Total Shareholder Return ("TSR") performance over the preceding five years, 1999 to 2003, compared with that of the FTSE 100 Index and the FTSE 350 Index and has been prepared in accordance with the Regulations. The FTSE 100 Index has been included for comparison purposes, because the Company has been a constituent of this index since September 2001.

FTSE 100


TSR %
60
50
40
30
20
10
0
-10
-20
-30

	1999 (%)	2000 (%)	2001 (%)	2002 (%)	2003(%)
Northern Rock ——	-28	+14	+51	+8	+12
FTSE 100 ——	+21	-8	-14	-22	+18

FTSE 350


TSR %
60
50
40
30
20
10
0
-10
-20
-30

	1999 (%)	2000 (%)	2001 (%)	2002 (%)	2003(%)
Northern Rock ——	-28	+14	+51	+8	+12
FTSE 350 ——	+23	-6	-13	-23	+20

SERVICE CONTRACTS

Mr Applegarth is employed under a service contract with the Company dated 1 March 2001. Mr Applegarth's current annual salary is £565,000, and he is entitled under the contract to participation in the Company's bonus scheme, a company car (or allowance in lieu), membership of the Company's pension scheme, life assurance cover equal to four times salary, permanent health insurance, private medical insurance cover and the continuation of a mortgage at a concessionary rate (which was granted before the Company's conversion to plc status). Mr Applegarth's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Applegarth. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(i) 100 per cent of basic annual salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits to which Mr Applegarth is entitled under his contract.

In addition, Mr Applegarth may elect to terminate the contract on one month's notice given within six months following a change of control of the Company. In these circumstances, Mr Applegarth would become entitled to a lump sum payment equal to the aggregate of:

(i) 100 per cent of basic annual salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits specified in his service contract.

Mr Bennett is employed under a service contract with the Company dated 26 August 1997, which was amended by a supplemental agreement dated 12 March 1998. Mr Bennett's current annual salary is £375,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth, save that Mr Bennett is entitled to special pension arrangements which are described on pages 21 and 22. Mr Bennett's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Bennett. The Company may at its discretion elect to terminate the contract early by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Applegarth's post-change of control liquidated damages entitlement.

In the event of a change of control of the Company, Mr Bennett may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr Baker is employed under a service contract with the Company dated 26 August 1997, which was amended by supplemental agreements dated 12 March 1998 and 1 July 1999. Mr Baker's current annual salary is £375,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth (save that Mr Baker has repaid the mortgage awarded to him before the Company's conversion to plc status, and is not entitled to a further mortgage on concessionary terms). Mr Baker's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Baker. The Company may elect to terminate the contract by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Bennett. In the event of a change of control of the Company, Mr Baker may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

The remuneration of the Chairman and other Non-Executive Directors is determined by the Board as a whole on the basis of external independent advice.

The Chairman's annual fee is £150,000. The Deputy Chairman's annual fee is £49,500 and he is also entitled to £12,500 for each Committee chairmanship. Non-Executive Directors receive an annual fee of £28,500. The fee payable for membership of each of the Audit, Risk and Remuneration Committees is £2,500 or, where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to him is £12,500.

With effect from 27 April 2004:

(a) the committee membership fee of £2,500 will also apply to membership of the Nominations Committee; and

(b) Sir George Russell will receive a fee of £49,500 in respect of his role as senior independent director. The position of Deputy Chairman will not be filled following Dr Ridley's appointment as Chairman.

The Chairman and Non-Executive Directors serve the Company under letters of appointment, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Group and it is the Group's policy that they do not participate in bonus, incentive or pension schemes. However, Non-Executive Directors appointed prior to 1994 (see page 24) are deferred members of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits to deferred members after 30 June 1997.

INFORMATION SUBJECT TO AUDIT

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration is set out below:

Non-Executive Directors	**2003**	2002
	£000	£000
Sir John Riddell, Bt.(Chairman)*	**150**	130
Dr MW Ridley (Deputy Chairman)	**77**	50
Sir David Chapman, Bt.	**36**	32
N A H Fenwick (appointed 12 November 2003)	**5**	-
Sir Ian Gibson (appointed 10 September 2002)	**36**	10
N Pease	**36**	32
Sir George Russell*	**46**	38
D Wanless	**36**	32
	422	324

*These Non-Executive Directors are deferred members of the non-contributory pension scheme, which ceased to accrue benefits after 30 June 1997.

Sir John Riddell was entitled with effect from January 2003 to a deferred pension of £14,341 (2002 £13,392) and with effect from 3 January 2004 has commenced to receive a pension of £15,290.

Sir George Russell was entitled with effect from October 2003 to a deferred pension of £10,771 (2002 £9,952). The deferred pension commences on retirement as a Non-Executive Director or 25 October 2005, whichever is earlier.

Executive Directors	**Chief Executive**	**Chief Operating Officer**	**Group Finance Director**	
	A J Applegarth £000	**D F Baker £000**	**R F Bennett £000**	**Total £000**
2003				
Salaries and fees	**525**	**350**	**350**	**1,225**
Bonus	**394**	**263**	**263**	**920**
Total remuneration	**919**	**613**	**613**	**2,145**
Non cash benefits	**13**	**10**	**17**	**40**
Total emoluments	**932**	**623**	**630**	**2,185**
2002				
Salaries and fees	425	315	315	1,055
Bonus	319	236	236	791
Total remuneration	744	551	551	1,846
Non cash benefits	15	10	15	40
Total emoluments	759	561	566	1,886

There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

The nature of these non-cash elements is set out on page 22.

BONUS MATCHING PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the Bonus Matching Plan by year of grant are as follows:

Rights under bonus matching plan

	Date granted	Rights held under plan at 31 Dec 02	Rights granted during 2003	Market price of rights granted on date of grant £	Rights released during 2003	Rights held under plan at 31 Dec 03	Date of end of qualifying period
A J Applegarth	Jan 00	3,240	-	3.13	(3,240)	-	-
	Feb 01	18,663	-	4.65	-	18,663	Feb 04
	Jan 02	23,723	-	6.66	-	23,723	Jan 05
	Jan 03	-	52,253	6.10	-	52,253	Jan 06
D F Baker	Jan 00	3,240	-	3.13	(3,240)	-	-
	Feb 01	19,658	-	4.65	-	19,658	Feb 04
	Jan 02	21,621	-	6.66	-	21,621	Jan 05
	Jan 03	-	38,728	6.10	-	38,728	Jan 06
R F Bennett	Jan 00	6,922	-	3.13	(6,922)	-	-
	Feb 01	22,273	-	4.65	-	22,273	Feb 04
	Jan 02	21,621	-	6.66	-	21,621	Jan 05
	Jan 03	-	38,728	6.10	-	38,728	Jan 06
L P Finn	Jan 00	10,650	-	3.13	(10,650)	-	-
(former Director)	Feb 01	35,433	-	4.65	-	35,433	Feb 04

The cost of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2003 £557,329 was charged to the profit and loss account (2002 £301,594).

Further awards have been granted in January 2004 at £7.40 per share as follows:

A J Applegarth	53,208
D F Baker	35,472
R F Bennett	35,472

Rights vested under bonus matching plan during 2003

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	3,240	Jan 00	3.13	Jan 03	6.10
D F Baker	3,240	Jan 00	3.13	Jan 03	6.10
R F Bennett	6,922	Jan 00	3.13	Jan 03	6.10
L P Finn (former Director)	10,650	Jan 00	3.13	Jan 03	6.10

Further awards have vested in January 2004 at £7.40 per share as follows:

A J Applegarth	18,663
D F Baker	19,658
R F Bennett	22,273
L P Finn (former Director)	35,433

There were no variations made in the terms and conditions of the Scheme interests during 2003.

The value of the bonus matching award is derived from the annual bonus criteria (relating to the year on year increases in the Group's pre-tax profits on ordinary activities) and is therefore dependent on corporate performance. The release of bonus matching share awards at the end of the three year restricted period is not dependent on the satisfaction of a further performance condition.

DEFERRED SHARE SCHEME

Details of the Ordinary Shares over which the Directors have conditional rights under the Deferred Share Scheme by year of grant are as follows:

	Date of grant	Rights held under the plan at 31 Dec 02	Rights granted during 2003	Market price of each share on date of grant £	Rights released during 2003	Rights held under the plan at 31 Dec 03	Date of end of qualifying period
A J Applegarth	Feb 01	19,658	-	4.65	-	19,658	Feb 04
	Jan 02	27,778	-	6.66	-	27,778	Jan 05
	Jan 03	-	52,254	6.10	-	52,254	Jan 06
D F Baker	Feb 01	19,658	-	4.65	-	19,658	Feb 04
	Jan 02	21,622	-	6.66	-	21,622	Jan 05
	Jan 03	-	38,730	6.10	-	38,730	Jan 06
R F Bennett	Feb 01	22,273	-	4.65	-	22,273	Feb 04
	Jan 02	21,622	-	6.66	-	21,622	Jan 05
	Jan 03	-	38,730	6.10	-	38,730	Jan 06

The cost of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2003 £592,827 was charged to the profit and loss account (2002 £310,006).

Further awards have been granted in January 2004 at £7.40 per share as follows:

A J Applegarth	53,208
D F Baker	35,472
R F Bennett	35,472

No rights were released during 2003 and there were no variations made in the terms and conditions of the scheme interests during 2003.

Rights were released in January 2004 at £7.40 per share as follows:

A J Applegarth	19,658
D F Baker	19,658
R F Bennett	22,273

The value of any deferred share award is derived from annual bonus criteria (relating to year on year increases in the Group's pre-tax profits on ordinary activities) and is therefore dependent on corporate performance. The release of deferred share awards at the end of the three year restricted period is not dependent on satisfaction of a further performance condition.

LONG TERM INCENTIVE PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the Long Term Incentive Plan by year of grant are as follows:

Rights under long term incentive plan

	Date granted	Rights held under plan at 31 Dec 02	Rights granted during 2003	Market price of each share on date of grant £	Rights lapsed during 2003	Rights released during 2003	Rights held under plan at 31 Dec 03	Date of end of performance period
A J Applegarth	Jan 00	62,025	-	3.16	-	(62,025)	-	-
	Feb 01	44,516	-	4.65	-	-	44,516	Feb 04
	Jan 02	63,814	-	6.66	-	-	63,814	Jan 05
	Jan 03	-	86,066	6.10	-	-	86,066	Jan 06
D F Baker	Jan 00	62,025	-	3.16	-	(62,025)	-	-
	Feb 01	44,516	-	4.65	-	-	44,516	Feb 04
	Jan 02	47,297	-	6.66	-	-	47,297	Jan 05
	Jan 03	-	57,377	6.10	-	-	57,377	Jan 06
R F Bennett	Jan 00	70,443	-	3.16	-	(70,443)	-	-
	Feb 01	50,436	-	4.65	-	-	50,436	Feb 04
	Jan 02	47,297	-	6.66	-	-	47,297	Jan 05
	Jan 03	-	57,377	6.10	-	-	57,377	Jan 06
L P Finn	Jan 00	75,210	-	3.16	-	(75,210)	-	-
(former Director)	Feb 01	26,746	-	4.65	-	-	26,746	Feb 04

Rights vested during 2003

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	62,025	Jan 00	3.16	Jan 03	6.10
D F Baker	62,025	Jan 00	3.16	Jan 03	6.10
R F Bennett	70,443	Jan 00	3.16	Jan 03	6.10
L P Finn (former Director)	75,210	Jan 00	3.16	Jan 03	6.10

The cost of conditional awards is charged to the profit and loss account over the three year performance period to which they relate after taking account of the probability of performance criteria being met. In 2003 £911,525 was charged to the profit and loss account (2002 £1,041,488).

The gross awards granted in 2001 shown above, matured in January 2004 and led to the release at £7.40 per share of 100% of shares originally awarded. Subject to the performance criteria being met, other awards may be exercised during the three month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

Further awards have been granted in January 2004 at £7.40 per share as follows:

A J Applegarth	76,351
D F Baker	50,676
R F Bennett	50,676

The number of shares under Mr L P Finn's outstanding awards were scaled down in accordance with the plan rules on his retirement in February 2001 to reflect the proportion of the performance period for which he was in service. Following this reduction the number of shares which vest on maturity is calculated on the same basis as for other participants.

There were no variations made in the terms and conditions of the plan interests during 2003. The number of shares comprised in an award is calculated by reference to a percentage of salary, up to a maximum of 100% of salary. Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. Performance is measured over a three year period on the basis of Total Shareholder Return, comparing the Company's performance to that of the other companies in the FTSE 350 Index at the date of the award. See page 22 for further details.

PENSIONS

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at 31 Dec 03	Years & months of service at 31 Dec 03	Accrued pension entitlement at 31 Dec 03 (Per Annum) £	Accrued pensiom entitlement at 31 Dec 02 (Per Annum) £	Additional pension entitlement earned in year £	Additional pension entitlement earned in year (in excess of inflation) £
A J Applegarth	41	20 years 2 months	176,458	135,764	40,694	38,386
D F Baker	50	26 years 7 months	176,458	152,967	23,491	20,891
R F Bennett	56	10 years 2 months	233,333	210,000	23,333	19,763

	Transfer value of accrued pension entitlement at 31 Dec 03 £	Transfer value of accrued pension entitlement at 31 Dec 02 £	Increase in transfer value less Directors' contributions £	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions) £
A J Applegarth	1,216,374	614,608	575,516	236,952
D F Baker	1,979,205	1,065,663	896,042	216,164
R F Bennett	3,789,807	2,654,812	1,117,495	309,030

The accrued pension entitlement is the annual amount that the Director would receive if he retired at the end of the year. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end.

The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued entitlement earned in the year.

Including Mr Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2003 of £233,333. This is based on his total pensionable service of 10 years 2 months and his pensionable service of 19 years 5 months at the rate of accrual of 1/60th per annum and 5 years 1 month at the rate of accrual of 1/36th and his pensionable earnings above the earnings cap. The contributions cost during the year in respect of this unfunded arrangement amounted to £77,950 for the Company and £12,572 for Mr Bennett.

DIRECTORS' INTERESTS IN SHARES

The following Directors held a beneficial interest in the Company's Ordinary Shares:-

	At 24 Feb 04	At 31 Dec 03	At 31 Dec 02	Contingent interests At 24 Feb 04	Contingent interests At 31 Dec 03	Contingent interests At 31 Dec 02
Non-Executive Directors						
Sir John Riddell, Bt.	10,000	10,000	10,000	-	-	-
Dr M W Ridley	26,200	26,200	12,200	-	-	-
Sir David Chapman, Bt.	5,620	5,620	5,620	-	-	-
N A H Fenwick	-	-	-	-	-	-
Sir Ian Gibson	2,000	2,000	2,000	-	-	-
N Pease	8,350	8,350	8,350	-	-	-
Sir George Russell	36,755	36,755	36,755	-	-	-
D Wanless	20,500	20,500	20,500	-	-	-
Executive Directors						
A J Applegarth	79,668	58,941	38,890	488,655	388,725	263,417
D F Baker	59,657	52,458	39,659	346,995	309,207	239,637
R F Bennett	59,652	63,380	48,635	346,995	320,357	262,887

Contingent interests represent Ordinary Shares over which the Directors have conditional rights under the Bonus Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan which is subject to stringent performance criteria being met as described above. Contingent interests on 24 February 2004 includes awards made since 31 December 2003 under the Bonus Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan for periods commencing on or after 1 January 2004.

DIRECTORS' SHARE OPTIONS

Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2003 to 31 December 2003 are as follows:

	Option type	At 31 Dec 02	Exercised in 2003	Exercise price £	At 31 Dec 03	Date from which first exercisable	Expiry date
A J Applegarth	Sharesave Scheme 2	7,848	-	2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme	4,854	-	6.18	4,854	1 Jun 01	1 Jun 08
D F Baker	Sharesave 2	7,848	-	2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme	4,854	-	6.18	4,854	1 Jun 01	1 Jun 08
R F Bennett	Sharesave 2	4,505	4,505	2.15	-	-	-
	Share Option Scheme	4,854	4,854	6.18	-	-	-
	Sharesave 3	-	-	5.98	1,580	1 May 06	1 Nov 06

For each unexercised option at the end of the year, the market price of each share at 31 December 2003 was £7.13, the highest market price during the year was £7.70 (30 May 2003) and the lowest market price during the year was £5.68 (28 January 2003).

On 30 January 2004 A J Applegarth and D F Baker each exercised and sold 4,854 Share Option Scheme shares at a price of £7.40.

The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2003 as follows:

(i) Northern Rock Employee Trust holds 6,433,225 shares (31 Dec 02 5,817,922 shares); and

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 2,056,063 shares (31 Dec 02 3,334,182 shares)

No Executive Director option terms were varied during 2003 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director pays £250 per month.

Options listed in the table above are Inland Revenue approved schemes. The Employee Share Option Scheme was subject to an EPS target which was met in 2001. Options under the Sharesave Scheme do not have any performance conditions.

Sir George Russell
Chairman, Remuneration Committee
24 February 2004

Detailed information on corporate, social and environmental activities is now reported on the Company's website. This contains up to six years' statistical information extracted from Community and Environmental reports. The website is updated quarterly with verified data and contains details of performance in 2003. A hard-copy summary of significant changes and achievements in 2003 has been produced and is available on request from the Company Secretary. Our approach to Corporate Social Responsibility (CSR) issues and some of the key achievements in 2003 are outlined here.

MANAGEMENT OF CSR

CSR is led at Board level by the Chief Operating Officer and managed through cross-functional group of senior staff. Operational activities throughout the Company are co-ordinated by a specific CSR Department.

CSR POLICY

The Board approved a Corporate Social Responsibility Policy which was formulated using a number of established guidelines and covers the following:

- Mission, Vision and Values
- Governance and Accountability
- Business Ethics and Human Rights
- Workplace
- Marketplace
- Community
- Environment

Supporting policies covering these individual topic areas are in place or being developed.

ENGAGEMENT

We have actively engaged with all companies carrying out major research on CSR issues, seeking feedback and developing our activities in the light of findings.

We carried out an extensive survey of suppliers and contractors which provided valuable information to contribute to longer-term objectives.

RISK

Research and investigation work into relevant social, ethical and environmental risks was carried out to prepare the basis for inclusion in the Group Risk management process.

BUSINESS ETHICS

A company-wide initiative to prevent money laundering was implemented, including competency validation.

New systems were implemented for control of supplier payment days.

We have confirmed our commitment to continue providing employment opportunities in our main operating areas in the UK rather than moving contact centre and similar business operations abroad.

WORKPLACE

We retained a Platinum ranking - the highest available - in the 'Opportunity Now' benchmarking exercise, demonstrating our sustained commitment to equality in our workforce and activities. Our achievements in employment of disabled people were also recognised through the presentation of two Remploy 'Leading the Way' Awards. Our success as a Regional Sector Winner was surpassed by being named as the UK's most disability-friendly employer when we received the award as National Overall Winner.

A Diversity Panel, made up of representatives from various interested groups, is helping to provide practical solutions to equality and diversity issues.

Three new buildings opened on the Gosforth Head Office site during 2003, provide an excellent working environment and a range of improved service facilities for staff.

The Board approved a new Health and Safety policy underpinned by a revised Health and Safety management system implemented from January 2004.

MARKETPLACE

Northern Rock mortgage products continue to be available equally to existing and new customers, with existing customers able to transfer to new mortgage products.

We have established guidelines for presentation of the Northern Rock brand which have been communicated to all staff. This includes explanation of the values associated with the brand and behavioural guidance for individuals in what they say and do.

COMMUNITY

We donate 5% of annual pre-tax profits to The Northern Rock Foundation, which means £19.3 million will be donated from 2003 profits. This is the biggest single contribution we make to the communities in which we operate.

Further contributions were made through the efforts of individual staff, notably donations to the corporate charity for 2003, Cancer Research UK. Donations to the charity exceeded £160,000, all matched by The Northern Rock Foundation. Supporting contributions, management and time were valued at over £45,000.

ENVIRONMENT

External recognition of performance in environmental management included retaining our listing in the FTSE4Good UK, Europe and Global indices and confirmation of 'Premier League' status in the BiE Index, where we led the FTSE financial sector group. Energy efficiency achievements were recognised by Transco/TNEI with a Regional Award.

Renewable energy became available to us during the year and we secured supplies for our highest consumption sites. Energy consumption per employee continued to be in line with longer-term reduction targets.

In waste management, we extended analysis of our activities, generating further opportunities for recycling. Commercial waste output per employee remained within long-term target levels.

Transport plans are in place which are relevant to our position as a growing company with an expanding Head Office site. Environmental impacts of business travel are measured and enhanced transport management systems are being developed.

Environmental quality of our buildings portfolio was enhanced by the acquisition of a leasehold interest in Solar House, Doxford Park, Sunderland, a building that includes several features of environmental merit.

Since 1997 Northern Rock plc has donated £88 million to The Northern Rock Foundation with a further £10 million to be paid in May 2004 as the balance of the Company's contribution from 2003 profits. These amounts make Northern Rock the UK's top corporate donor in terms of the percentage donation of profits.

The Company covenants 5% of its pre-tax profits each year to the Foundation which was established as part of Northern Rock Building Society's conversion to a public limited company. The Foundation also holds a special category of shares which are non-dividend bearing and non-voting. In the event of a change of control of the Company (over which the Foundation has no influence), the covenant would cease. The Foundation's shares would then convert into 15% of the Company's Ordinary Shares. In this way an endowment would be created to enable it to fulfil its purpose in perpetuity.

The Foundation is an independent grant-making trust supporting charitable causes in Cumbria, Northumberland, Tyne and Wear, Durham and Teesside. Its primary aim is to help improve the conditions of those disadvantaged in society. 2003 was Northern Rock Foundation's sixth year of operation, and saw it award 346 grants worth £17 million, and invest a further £2 million to support training within the voluntary sector. Since 1997 it has awarded grants worth more than £67 million.

From January 2003 the Foundation's Trustees introduced an entirely new set of grant programmes, and concentrated their funding exclusively in the North East and Cumbria. The majority of grants continued to target social and economic disadvantage. The Prevention, Regeneration and Basics programmes dealt with a broad range of issues, including prejudice and discrimination, the decline of decent community facilities, youth disaffection, employability, development of social enterprises, mental health, domestic violence and welfare advice. The Foundation also maintained its role as a major funder of cultural activity in the region. Through its Aspiration programme it made grants worth £2.6 million, and through its capital scheme a further £2.3 million to projects including the redevelopment of Newcastle Playhouse and an eye-catching new building at Woodhorn Colliery to house the Northumberland County Records, Archives and Local Study Services.

As a leading UK trust, the Foundation is at the forefront of new developments in the grant-making world. In 2003 it introduced a fixed-rate loans scheme, designed to help organisations plug funding gaps, those wanting to make major purchases or those, like some social enterprises, that want to get out of the grants system altogether. Loans also work well for the Foundation because once money is repaid it can be reused to help others. In December 2003 the Foundation was delighted to learn that a consortium of which it is a partner was selected by H.M. Treasury to run the Government's £125 million Futurebuilders fund, designed to strengthen the capacity of voluntary organisations to deliver public services. And through its own Exploration programme, the Foundation funded research, innovation and experimentation within the voluntary sector.

In 2003, the Foundation made its second Writer's Award, the largest literary prize in the UK, which it runs in partnership with New Writing North. The 2003 award winner was Newcastle based poet and novelist, Julia Darling whose most recent book, The Taxi Driver's Daughter, was published in summer 2003 and longlisted for the Man Booker Prize. Julia said of the award 'There are any number of small prizes that are nice to receive, but disappear like drops in the ocean of freelance financial anxiety. The difference with this award is that it actually changes your life.'

The Foundation also runs a scheme to match every £ donated to charities by Company employees. Some of the money comes from the Give as You Earn (GAYE) scheme through which employees donate a regular monthly sum from their salary, also attracting a small government subsidy. But by far the majority of the donations come from the fundraising efforts of staff members. Through both fundraising and GAYE, since 1998 staff have raised around £960,000, which, when matched by the Foundation, represents a six-year total of over £1.9 million.

The Trustees expect to run the current grant programmes for several years. In 2004 there will be a new rolling capital grants scheme for cultural projects. The Foundation will also launch a major £4 million initiative on domestic violence.

More information about the Foundation is available from:

The Northern Rock Foundation,
The Old Chapel, Woodbine Road,
Gosforth, Newcastle upon Tyne NE3 1DD.

Telephone: 0191 284 8412
Fax: 0191 284 8413
e-mail: generaloffice@nr-foundation.org.uk
Web: www.nr-foundation.org.uk

Grant programmes 2003 approved amounts:



Awards £	Programme
3,865,731	Prevention
2,364,225	Regeneration
3,323,716	Basics
3,563,371	Better Sector
2,568,281	Aspiration
2,318,150	Buildings to Inspire and Delight
546,644	Exploration
30,000	Loans
203,962	Exceptional
415,309	Other

Total
£19,199,389

OVERVIEW

Profit before tax for the year increased by 18.6% to £386.8 million and profit after tax increased by 19.5% to £274.6 million. Underlying results, excluding the effects of a £7.3 million surplus on the sale of the credit card portfolio and £5.6 million costs relating to certain branch closures are set out in the table below. On an underlying basis, profit before tax increased by 18.1% to £385.2 million and profit after tax increased by 19.1% to £273.5 million. Reported and underlying return on equity increased to 21.1% (2002 - 20.2%).

	Reported £m	Adjustments £m	Underlying £m	2002 £m
Total income	659.7	(7.3)	652.4	561.0
Administrative expenses				
Operating	(177.8)	-	(177.8)	(156.0)
Non-recurring	(5.6)	5.6	-	(2.3)
Covenant to The Northern Rock Foundation	(19.3)	0.1	(19.2)	(16.3)
Total administrative expenses	(202.7)	5.7	(197.0)	(174.6)
Depreciation of tangible fixed assets	(16.5)	-	(16.5)	(13.0)
Amortisation of goodwill	(3.6)	-	(3.6)	(1.5)
Operating expenses	(222.8)	5.7	(217.1)	(189.1)
Provisions for bad and doubtful debts	(48.7)	-	(48.7)	(43.1)
Amounts written off fixed asset investments	(1.4)	-	(1.4)	(2.6)
Profit on ordinary activities before tax	386.8	(1.6)	385.2	326.2
Tax on profit on ordinary activities	(112.2)	0.5	(111.7)	(96.5)
Profit on ordinary activities after tax	274.6	(1.1)	273.5	229.7
Dividends	(96.3)	-	(96.3)	(83.4)
Profit retained for the period	178.3	(1.1)	177.2	146.3

Notes:

1. The adjustment to total income relates to the surplus on sale of the credit card portfolio.
2. Non-recurring expenses in 2003 relate to the cost of closure of certain branches.
3. The covenant to The Northern Rock Foundation has been adjusted for the effects of 1 and 2 above.

Reported earnings per share grew to 66.6p in 2003 (2002 - 55.6p), an increase of 19.8%, with underlying earnings per share growing 19.2% to 66.3p.

Assets under management, including loans and advances subject to securitisation, at 31 December 2003 amounted to £52.0 billion, an increase of 24.0% (2002 - £41.9 billion). The balance sheet, including the securitised bonds (shown as a deduction from assets) grew by 13.8% to £37.2 billion (2002 - £32.7 billion).

TOTAL INCOME

	2003 £m	2002 £m
Net interest income	450.7	391.2
Other income	201.7	169.8
Total underlying income	652.4	561.0
Surplus on sale of credit card portfolio	7.3	-
Total income	659.7	561.0
Total income : mean total assets (underlying)	1.87%	1.90%
Total income : mean total assets	1.89%	1.90%
Total income : mean assets under management (underlying)	1.39%	1.54%
Total income : mean assets under management	1.40%	1.54%

Total reported income in 2003 amounted to £659.7 million (2002 - £561.0 million), an increase of 17.6%. Excluding the surplus on the sale of the credit card portfolio of £7.3 million, underlying total income amounted to £652.4 million an increase of 16.3%. On the same basis, total income as a proportion of mean total assets at 1.87% improved slightly compared with the 1.85% reported in the first half of 2003 and shows only a slight reduction from 1.90% for 2002. The ratio of underlying total income to mean total assets under management at 1.39% for the year was stable compared with 1.38% for the first half of the year as expected, having eased from 1.54% in 2002 following the rapid growth in assets under management.

MARGINS

	2003 £m	2002 £m
Interest receivable	2,153.8	1,832.1
Interest payable	(1,703.1)	(1,440.9)
	450.7	391.2
Average interest earning assets	46,435.1	36,035.5
Average interest bearing liabilities	45,570.6	35,207.6
Interest margin	0.97%	1.09%
Interest spread	0.90%	0.99%

Interest receivable and payable represent amounts reported in the Profit and Loss account, adjusted to transfer securitisation interest payable to interest payable, and include income from equity shares and other variable yield securities in interest receivable. Average interest earning assets and average interest bearing liabilities include assets subject to securitisation and non-recourse finance and average interest earning assets include equity shares and other variable yield securities.

In 2003 interest margin and spread were 0.97% and 0.90% respectively compared with 1.00% and 0.92% in the first half of the year (2002 - 1.09% and 0.99%). During the second half of 2003 spreads on lending were stable compared with the first half, consistent with the mix of lending volumes. Liability spreads were, however, adversely affected by the relationship between money market interest rates and bank base rate resulting in a net increase in our cost of funding. The differential in rates is expected to return to more normal levels in the current year as evidenced by the reduction in swap rates towards the end of 2003 and reductions in money market rates seen in early 2004.

OPERATING EXPENSES

(excluding the covenant to The Northern Rock Foundation and amortisation of goodwill)

	2003 £m	2002 £m
Staff costs	100.8	85.1
Other expenses	77.0	70.9
Depreciation	16.5	13.0
Total underlying expenses	194.3	169.0
Non-recurring costs	5.6	2.3
Total operating expenses	199.9	171.3

Non-recurring costs in 2003 represent costs incurred in relation to the closure of certain branches and in 2002 costs incurred on the acquisition of the banking subsidiaries of Legal & General.

Total operating expenses amounted to £199.9 million. Excluding one off costs of £5.6 million, underlying operating expenses amounted to £194.3 million (2002 - £169.0 million). Costs in 2003 include the effects of head office expansion, extra resources in our enhanced retention programme, the costs of running the Legal & General banking operations acquired in 2002 as well as additional pension and national insurance costs.

During 2003 underlying operating expenses increased by 15.0%, assets under management increased by 24.0% and underlying total income by 16.3%. We have again achieved our strategic objectives of growing our underlying cost base at no more than one half to two thirds the growth in assets under management and less than the growth in total income. As a result, our underlying cost to income ratio fell to 29.8% (2002 - 30.1%) and our underlying ratio of cost to assets under management fell to 0.41% (2002 - 0.46%).

SOCIAL RESPONSIBILITY - THE NORTHERN ROCK FOUNDATION

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. The donation from 2003 profits amounts to £19.3 million (2002 - £16.3 million), resulting in almost £100 million having been distributed since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

PROVISIONS FOR BAD AND DOUBTFUL DEBTS

The arrears position of our residential mortgage book has further improved despite the growth in mortgages under management. At 31 December 2003 there were 2,414 (2002 - 2,737) accounts three months or more in arrears representing only 0.45% (2002 - 0.56%) of all mortgage accounts, less than half the UK average at 30 June 2003 of 0.96%. The "together" secured advances default performance has also remained robust as the portfolio matures, with three months plus arrears at 0.77% at 31 December 2003 (2002 - 0.74%) which is also significantly below the UK average for all mortgages. At 31 December 2003 there were 179 properties were in possession compared with 170 at the end of 2002.

Other loan portfolios continue to perform extremely well, with only 0.53% of our commercial loans (2002 - 0.60%) and 0.98% of our personal unsecured loans (2002 - 1.30%) three months or more in arrears. The "together" unsecured loans continued to perform better than traditional personal unsecured loans with only 0.80% three months or more in arrears at 31 December 2003 (2002 - 0.69%).

The charge for provisions for bad and doubtful debts amounted to £48.7 million for the year (2002 - £43.1 million) representing 0.19% of mean advances to customers (2002 - 0.19%). The combination of high quality lending, low interest rates, low arrears and strong house price inflation have continued to contain the levels of specific provisions required for residential mortgages. Provisions for the other secured lending portfolio have been maintained consistent with performance and expected economic conditions for this sector.

The growth in provision balances against our personal credit portfolios reflects growth in balances, the maturing nature of the portfolios and our continued prudent provisioning policy. As a result, general provisions as a proportion of total provision balances for these portfolios increased to 51% (2002 - 38%) and total provision cover increased to 1.70% (2002 - 1.64%). Total provisions against our personal credit portfolios are considered appropriate given the potential risks facing this sector.

TAXATION

The corporation tax charge for the year as a percentage of profit before tax was 29.0% (2002 - 29.6%), compared with the standard corporation tax rate for the year of 30%. The difference is explained as follows:

	%
Standard corporation tax rate for 2003	30.0
Effect of non-allowable provisions and permanent timing differences	0.14
Adjustment to prior year tax provisions	(1.14)
Effective tax rate	29.0

LENDING

During 2003 Northern Rock achieved record levels of total lending. Total gross lending was £17,315 million, an increase of 37.6% (2002 - £12,584 million), with total net lending of £8,514 million, an increase of 27.1% (2002 - £6,697 million). Prospects for 2004 are good, with an opening pipeline of £3.9 billion (2003 opening - £3.5 billion).

The residential lending market remained buoyant during 2003 with record levels of both gross and net lending. House price inflation finished the year at around 15%, down from 25% seen in the previous year. During 2003 the low interest rate environment continued and affordability in terms of debt servicing costs remained good. In addition, realistic credit assessment continued to provide safeguards for Northern Rock against the dangers of borrowers overstretching their finances. Competition remained strong throughout the year, mainly from established lenders.

We achieved gross residential lending of £15,212 million (2002 - £10,524 million) and net residential lending of £7,861 million (2002 - £5,707 million), representing increases of 44.5% and 37.7% respectively. Our market share of gross residential lending was 5.6% and our market share of net residential lending was 8.2%. Our share of redemptions was 4.1%, significantly lower than our closing share of mortgage stock of 4.8%. This was due to our retention process and our transparent policy allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

Despite strong growth in new lending, our risk profile has improved. The proportion of lending to first time buyers reduced to 23% (2002 - 26%) with 77% of new customers having a proven payment track record. The average Loan to Value ratio ("LTV") of new lending in 2003 remained similar to 2002 at around 75%, with an improved 71% (2002 - 61%) of new lending below 90% LTV. The average indexed LTV of our mortgage book is now 55%, providing strong cover in the event of default. We have minimal exposure to large loans with only around 4% of new loans over £500,000 and we maintained an excellent geographic spread of lending.

We offer customers a wide range of innovative and attractive products including lifestyle products and price-led products. Our "together" family of products, which combines a secured and unsecured loan at one interest rate and one monthly payment, remained popular. Gross lending of "together" products amounted to £4.0 billion of which £3.5 billion were advances secured on residential property representing 25% of new residential lending, excluding further advances, an increase over the first half proportion of 22%. Outstanding balances of "together" mortgages remained a constant proportion of our mortgage portfolio throughout 2003, and as house price growth slows and first time buyers return to the market we expect it to gently increase.

Home Equity Release Mortgages ("HERM"), aimed at homeowners aged over 60 who wish to utilise equity in their homes to improve their quality of life, accounted for £474 million of new residential lending, an increase of 75% compared with 2002. In total our lifestyle products, which are margin enhancing, represented around 30% of our gross new residential lending.

Of our traditional price-led mortgage products, fixed-rate mortgages remained the most popular with 46% of total new lending accounted for by short term fixed products, up to two years, and 10% by longer term fixes up to a maximum of seven years. As fixed rate pricing increased during the second half of the year, in line with swap rates, demand for discount and tracker products noticeably increased. This resulted in fixed rate lending being less than 50% of new mortgage lending in the second half of 2003, compared with 62% in the first half of the year.

Given the economic background, we have remained cautious in the expansion of our commercial lending portfolio. Gross lending in the second half of the year was similar to the first half, resulting in gross lending for the year of £409 million (2002 - £406 million). An increase in redemptions in the second half resulted in moderate net advances of £84 million for the full year (2002 - £196 million).

In the first half of 2003 growth of our personal credit portfolios was deliberately constrained. In addition, in the first half we improved the risk profile of our personal credit portfolios following the sale of our £217 million credit card book. In the second half, we were able to increase our volume of gross lending at the same time as constraining redemptions, resulting in an overall growth in outstanding balances. During 2003 gross unsecured lending amounted to £1,694 million (2002 - £1,654 million) with net lending of £569 million (2002 - £794 million). At 31 December 2003 our unsecured lending balances were £3,293 million (2002 - £2,941 million) of which 48.7% (2002 - 48.9%) represented "together" unsecured advances.

RETAIL FUNDING

Total retail deposit balances for the year increased by £1,007 million to £16.3 billion (2002 - £15.3 billion), an increase of 6.6%. his increase comprised a net inflow of retail funds for the year of £578 million plus interest credited of £429 million.

The funding during the year was largely due to flows of new funds into our Tracker Online account, ISAs and fixed rate bonds. These are all contractual accounts where the transparency of terms and conditions provides clarity for the customer and less volatility for us to manage. On-line balances, including those off-shore, now account for over £3.1 billion of our retail deposit base. Balances in our Ireland based operation have risen to £531 million, with £1,875 million in our Guernsey based off-shore vehicle.

NON-RETAIL FUNDING

Total net non-retail funding for the year amounted to £3,317 million with balances at 31 December 2003 amounting to £17.0 billion (2002 - £13.7 billion). Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. In July 2003 Moody's confirmed an upgrade to our long-term credit rating from A2 to A1, which will further benefit diversification and the cost of funding.

During 2003 several notable transactions were successfully concluded, contributing to the £3.6 billion of medium term funds raised during the year. We completed the first benchmark senior fixed rate Euro transaction for a single A rated UK financial institution raising €750 million. In October 2003 we raised US$600 million of Floating Rate Notes achieving 40% placement with Asian investors. In May 2003 we signed a £750 million syndicated revolving loan facility which at the time was the largest plain vanilla term facility ever established by a UK financial institution.

We intend, subject to market conditions and regulatory approval, to strengthen our funding this year with the introduction of a covered bond programme.

SECURITISATION

Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During 2003 three issues were completed raising £7.7 billion. Diversification of our investor base has continued with over 70% of the securitised bonds in 2003 being issued in Continental Europe and the United States. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our on-balance sheet mortgages, ensuring that we are maintaining the quality of our balance sheet. On a comparable basis, the average rate of interest earned on our on-balance sheet mortgages is a few basis points more than on the securitised mortgages; primarily reflecting the retention of higher margin HERM loans and pre-1995 loans on-balance sheet.

At 31 December 2003 assets under management subject to securitisation amounted to £15.7 billion (2002 - £9.8 billion), representing 36% (2002 - 29%) of our total lending portfolios. Already in the current year we have completed a very well received £3.5 billion securitisation of residential mortgages. Our programmes will continue to be developed with further issues during 2004.

SALE OF CREDIT CARD PORTFOLIO

On 30 May 2003, the Group sold its credit card portfolio to The Co-operative Bank. The surplus on sale amounted to £7.3 million and is recorded in other income. The credit card portfolio comprised approximately 90,000 accounts with outstanding balances of £217 million. As part of the agreement Northern Rock will offer credit cards, issued by The Co-operative Bank, to Northern Rock customers under the Northern Rock brand.

DIVIDENDS

The interim dividend paid in October 2003 was 7.5p per share. The proposed final dividend of 15.8p per share is payable on 28 May 2004 to shareholders on the register on 30 April 2004. This results in a total dividend payable for the year of 23.3p per share (2002 - 20.2p) an increase of 15.3%.

CAPITAL

At 31 December 2003 total capital amounted to £2,814 million resulting in a total capital ratio of 14.3%, comfortably above regulatory and internal requirements. Tier 1 capital was £1,832 million and the Tier 1 ratio 9.3%. The comparable ratios at 31 December 2002 were 15.5% and 9.4% respectively.

As from the beginning of 2004, we have in place the systems to capture the data for credit risk measurement under Pillar I of Basel II. During 2004 we will fully integrate them within our business operations. Also during 2004 we will address the requirements of Pillar II and complete our assessment of our approach to Operational Risk under Pillar I. Our low risk balance sheet means that we expect to achieve significant reductions to the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result in future capital efficiencies.

The table below analyses Northern Rock's capital resources at 31 December 2003 and 2002:

	2003 £m	2002 £m
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Profit and loss account	1,249.9	1,071.6
Reserve capital instruments	274.8	242.7
Tier one notes	200.0	200.0
Goodwill	(30.7)	(34.3)
Total Tier 1 capital	1,832.0	1,618.0
Upper Tier 2		
Perpetual subordinated debt	350.3	350.3
Reserve capital instruments	25.2	57.3
General provisions	75.4	54.2
Total Upper Tier 2 capital	450.9	461.8
Lower Tier 2 capital		
Term subordinated debt	769.2	769.2
Total Tier 2 capital	1,220.1	1,231.0
Deductions	(237.9)	(170.3)
Total capital	2,814.2	2,678.7
Risk weighted assets	19,690.5	17,248.3
Tier 1 ratio (%)	9.3%	9.4%
Total capital (%)	14.3%	15.5%

OUTLOOK

Northern Rock has again produced record results during 2003, endorsing the Company's strategy of cost control, competitive products and growth in high quality assets with effective risk management.

Our strategic targets of growth in assets under management of 20% +/–5%, growth in pre-tax profits of 15% +/–5%, return on equity in the 19%-22% range, allied to cost growth less than income growth and in the range of half to two-thirds asset under management growth are confirmed for 2004 and beyond. These targets demonstrate that Northern Rock's virtuous circle strategy is in good shape and continues to support the business performance we anticipate in the current year.



DIRECTORS' REPORT AND ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2003



The Directors are pleased to present their report and the audited financial statements for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The principal purpose of the Group is the provision of housing finance, savings and a range of related personal financial and banking services.

REVIEW OF BUSINESS AND FUTURE DEVELOPMENTS

A review of the business and future developments is given in the Chairman's Statement, the Chief Executive's Report and the Operating and Financial Review.

DIVIDENDS

An interim dividend of 7.5p per share was paid on 31 October 2003. The Directors propose a final dividend of 15.8p per share (2002 13.7p per share) to be paid on 28 May 2004 to shareholders on the register at the close of business on 30 April 2004.

TANGIBLE FIXED ASSETS

Land and buildings, which are included in the balance sheet at cost less accumulated depreciation, amounted to £80.9 million at 31 December 2003. In the Directors' opinion, based on valuations carried out by the Group's qualified Chartered Surveyors, the total market value of these assets was not significantly different.

Details of changes to tangible fixed assets are provided in note 21 to the accounts.

POST BALANCE SHEET EVENTS

The Directors are of the opinion that there have been no significant events which have occurred since 1 January 2004 to the date of this report that are likely to have a material effect on the Group's financial position as disclosed in the accounts.

DIRECTORS

The current composition of the Board of Directors together with brief biographical details of each Director is shown on page 13. All Directors have served on the Board throughout the year ended 31 December 2003 except for Mr N A H Fenwick who was appointed to the Board on 12 November 2003.

Mr N A H Fenwick, having been appointed during the year, retires at the Annual General Meeting and offers himself for election.

Mr A J Applegarth and Ms N Pease retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. The unexpired term of the service contract for Mr A J Applegarth is set out on page 23. There are no service contracts in respect of the other Directors seeking election or re-election.

Sir John Riddell, Bt., Chairman and Sir David Chapman, Bt., Non-Executive Director will both retire from the Board at the conclusion of the 2004 Annual General Meeting.

The interests of Directors in the shares of the Company at 31 December 2003 and 24 February 2004 are set out on page 29 of this report.

SHARES

The authorised and issued share capital of the Company are set out in note 32 to the accounts.

At the Annual General Meeting on 29 April 2003, a resolution was passed giving the Company the authority to make market purchases of Ordinary Shares up to a maximum of 10% of the issued share capital. A further resolution was passed providing for the Company to enter into a contingent share purchase contract with The Northern Rock Foundation to repurchase Foundation Shares in the same proportion and at the same price as the Ordinary Shares repurchased. These authorities expire at the Annual General Meeting in 2004 when a resolution will be proposed for their renewal.

SUBSTANTIAL SHAREHOLDINGS

At 24 February 2004, the following notifiable interest in the Company's Ordinary Shares had been reported to the Company:

Barclays Plc	4.02%
Legal & General Investment Management Limited	3.01%
Prudential plc	3.96%
Fidelity International Limited	5.00%

CREDITOR PAYMENT POLICY

The Company's policy with regard to the payment of suppliers is to negotiate and agree terms and conditions with all its suppliers, which include the giving of an undertaking to pay suppliers within an agreed payment period. The average creditor payment period at 31 December 2003 was 24 days (2002 25 days).

EMPLOYEES

Northern Rock's desire to involve employees as financial stakeholders in the Company continued in 2003 with the first awards of shares under the new All Employee Share Ownership Plan, which replaced the Approved Profit Sharing Scheme. Under this scheme, shares to the value of £1.7 million were given to employees during the year. In addition, a further grant of options was made under the Employee Share Option Scheme. A total of 965,168 options were granted under this scheme in 2003, at an exercise price of £5.98. These options may be exercised between 2006 and 2010.

Employee communications are vital to the success of the Company, and good staff relations are a key part of managerial responsibility at all levels. Employee consultation takes place with the national committee of UNIFI. The Company also issues a bi-monthly staff magazine and weekly news bulletins.

The Company is committed to equal employment opportunities for everyone, and treats applicants for work solely on their ability to do the job. In line with this policy, the Company will, wherever possible, retain employees who become disabled, either in the same job or, with the aid of retraining and provision for special needs, in a suitable alternative position.

CHARITABLE CONTRIBUTIONS

The Company is committed to a total contribution to The Northern Rock Foundation under a deed of covenant of £19.3 million based on its profits in 2003. Of this amount, it has already made a contribution of £9.3 million to in October 2003 and is committed to a further contribution of £10.0 million to be paid in May 2004.

AUDITORS

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to re-appoint them will be proposed at the Annual General Meeting.

By order of the Board
C Taylor, Company Secretary
24 February 2004

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the company balance sheet, the consolidated cash flow statement, and the related notes to the accounts. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report ('the auditable part').

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Report, the Corporate Governance Statement, the unaudited part of the Directors' Remuneration Report, the Operating and Financial Review and the Directors' Report.

We review whether the Corporate Governance Statement reflects the company's compliance with the seven provisions of the Combined Code (issued in June 1998) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements, and the auditable part of the Directors' Remuneration Report.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2003 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration Report required by part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

Chartered Accountants and

Registered Auditors

Newcastle upon Tyne

24 February 2004

PRICEWATERHOUSECOOPERS

	Note	2003	2002
			(as restated)
		£m	£m
Interest receivable			
– interest receivable and similar income arising from debt securities		**159.1**	164.0
– other interest receivable and similar income	3	**1,279.9**	1,238.3
– securitisation interest receivable	16	**696.0**	415.3
– securitisation interest payable	16	**(538.3)**	(323.7)
		1,596.7	1,493.9
Interest payable	4	**(1,164.8)**	(1,117.2)
Income from equity shares and other variable yield securities		**18.8**	14.5
Net interest income		**450.7**	391.2
Fees and commissions receivable		**216.9**	186.3
Fees and commissions payable		**(43.1)**	(28.8)
Other operating income		**27.9**	12.3
Surplus on sale of credit card portfolio	5	**7.3**	–
Total other income		**209.0**	169.8
Total income		**659.7**	561.0
Administrative expenses			
– operating expenses		**(177.8)**	(156.0)
– non-recurring		**(5.6)**	(2.3)
– covenant to The Northern Rock Foundation		**(19.3)**	(16.3)
Total administrative expenses	6	**(202.7)**	(174.6)
Depreciation and amortisation			
– tangible fixed assets		**(16.5)**	(13.0)
– goodwill	20	**(3.6)**	(1.5)
Operating expenses		**(222.8)**	(189.1)
Provisions for bad and doubtful debts	9	**(48.7)**	(43.1)
Amounts written off fixed asset investments	17, 18	**(1.4)**	(2.6)
Profit on ordinary activities before tax		**386.8**	326.2
Tax on profit on ordinary activities	10	**(112.2)**	(96.5)
Profit on ordinary activities after tax		**274.6**	229.7
Dividends	12	**(96.3)**	(83.4)
Profit retained for the financial year	33	**178.3**	146.3
Earnings per Ordinary Share	13	**66.6p**	55.6p
Fully diluted earnings per Ordinary Share	13	**66.0p**	55.1p

There were no material gains or losses other than the profit shown above in either year.

All results arise from continuing operations.

The notes on pages 47 to 71 form an integral part of these accounts.

	Note	2003	2002
			(as restated)
		£m	£m
Assets			
Cash and balances at central banks		**11.6**	10.7
Loans and advances to banks	14	**3,450.2**	2,523.5
Loans and advances to customers not subject to securitisation	15	**27,355.8**	24,365.0
Loans and advances to customers subject to securitisation	16	**15,678.7**	9,841.2
Less: non-recourse finance	16	**(14,832.4)**	(9,254.6)
		28,202.1	24,951.6
Debt securities	17	**4,185.5**	3,850.6
Equity shares and other variable yield securities	18	**410.8**	414.7
Intangible fixed assets	20	**30.7**	34.3
Tangible fixed assets	21	**179.1**	152.7
Other assets	22	**125.4**	124.4
Prepayments and accrued income	23	**564.8**	602.7
Total assets		**37,160.2**	32,665.2
Liabilities			
Deposits by banks	24	**1,461.5**	1,205.2
Customer accounts	25	**18,797.3**	17,944.3
Debt securities in issue	26	**13,060.1**	9,846.0
Other liabilities	27	**339.6**	393.8
Accruals and deferred income	28	**475.3**	443.4
Provisions for liabilities and charges	22	**19.0**	3.4
Subordinated liabilities	29	**1,119.5**	1,119.5
Reserve capital instruments	30	**300.0**	300.0
Tier one notes	31	**200.0**	200.0
Total subordinated liabilities		**1,619.5**	1,619.5
Shareholders' funds			
Called up share capital	32	**123.9**	123.9
Share premium account	33	**6.8**	6.8
Capital redemption reserve	33	**7.3**	7.3
Profit and loss account	33	**1,249.9**	1,071.6
Shareholders' funds - equity	34	**1,387.9**	1,209.6
Total liabilities		**37,160.2**	32,665.2
Memorandum items			
Commitments	35 (v)	**1,018.5**	519.6

The notes on pages 47 to 71 form an integral part of these accounts.

Approved by the Board on 24 February 2004 and signed on its behalf by:

Sir John Riddell, Bt. Chairman

A J Applegarth Chief Executive

R F Bennett Group Finance Director

	Note	2003	2002
			(as restated)
		£m	£m
Assets			
Cash and balances at central banks		**11.6**	10.7
Loans and advances to banks	14	**3,337.8**	2,381.6
Loans and advances to customers not subject to securitisation	15	**27,392.6**	24,397.3
Loans and advances to customers subject to securitisation	16	**15,678.7**	9,841.2
Less: non-recourse finance	16	**(14,983.3)**	(9,464.9)
		28,088.0	24,773.6
Debt securities	17	**4,032.3**	3,736.3
Equity shares and other variable yield securities	18	**319.9**	333.1
Shares in Group undertakings	19	**212.9**	212.9
Tangible fixed assets	21	**156.5**	139.3
Other assets	22	**134.1**	134.1
Prepayments and accrued income	23	**698.1**	777.9
Total assets		**36,991.2**	32,499.5
Liabilities			
Deposits by banks	24	**3,337.6**	3,218.7
Customer accounts	25	**17,016.4**	16,028.1
Debt securities in issue	26	**13,060.1**	9,846.0
Other liabilities	27	**212.0**	219.3
Accruals and deferred income	28	**464.2**	416.0
Subordinated liabilities	29	**1,119.5**	1,119.5
Reserve capital instruments	30	**300.0**	300.0
Tier one notes	31	**200.0**	200.0
Total subordinated liabilities		**1,619.5**	1,619.5
Shareholders' funds			
Called up share capital	32	**123.9**	123.9
Share premium account	33	**6.8**	6.8
Capital redemption reserve	33	**7.3**	7.3
Profit and loss account	33	**1,143.4**	1,013.9
Shareholders' funds - equity	34	**1,281.4**	1,151.9
Total liabilities		**36,991.2**	32,499.5
Memorandum items			
Commitments	35 (v)	**1,034.0**	535.1

The notes on pages 47 to 71 form an integral part of these accounts.

Approved by the Board on 24 February 2004 and signed on its behalf by:

Sir John Riddell, Bt. Chairman

A J Applegarth Chief Executive

R F Bennett Group Finance Director

For the year ended 31 December 2003

	Note	**2003**	2002
		£m	£m
Net cash inflow from operating activities	40	**845.8**	106.1
Returns on investments and servicing of finance	41	**(86.9)**	(68.4)
Taxation		**(96.0)**	(91.4)
Capital expenditure and financial investment	41	**(419.5)**	(199.9)
Acquisitions and disposals		**217.0**	(127.6)
Equity dividends paid		**(87.6)**	(74.1)
Net cash inflow/(outflow) before financing		**372.8**	(455.3)
Financing	41	**–**	725.0
Increase in cash	42	**372.8**	269.7

The notes on pages 47 to 71 form an integral part of these accounts.

1. Principal accounting policies

Accounting convention

The accounts have been prepared under the historical cost convention and in accordance with the special provisions of Part VII of the Companies Act 1985 relating to banking companies and banking groups, applicable UK accounting standards and the Statements of Recommended Practice issued by the British Bankers' Association.

Accounting policies are unchanged from 2002. The Group has made the additional disclosures required by the transitional arrangements of FRS 17 "Retirement Benefits", and has reclassified certain profit and loss account and balance sheet items as detailed in note 2.

Basis of consolidation

The consolidated accounts include the results of the Company and its subsidiary undertakings all of which have accounting periods ending 31 December. Unless otherwise stated, the acquisition method of accounting has been adopted.

Taxation

Corporation tax is charged in the accounts based on the profit for the year as adjusted for taxation purposes.

Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Deferred tax is provided on a non-discounted basis.

Tangible fixed assets and depreciation

Depreciation is provided in order to write down fixed assets, which are included at cost, to their estimated residual value over their anticipated useful lives as follows:

Freehold land and buildings	100 years
Long leasehold land and buildings	Over the period of the lease up to 100 years
Short leasehold land and buildings	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
- plant	30 years
- furniture	10 years
- other	5 years
Computer equipment	
- PCs	3 years
- other	5 years
Motor vehicles	4 years

Where the cost of freehold land can be identified separately from buildings on acquisition, the land value is not depreciated. Provision is made for diminution in value of any fixed asset where an impairment is identified. Annual impairment reviews are carried out for fixed assets with an expected remaining life over 50 years. The resulting net book value is then written off over its remaining anticipated useful life.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of tangible fixed assets. The costs of financing assets in the course of construction are not included in the costs of the assets.

Goodwill

Goodwill arises on the acquisition of subsidiary and associated undertakings. It represents the excess of cost over fair value of the Group's share of net assets acquired. It is capitalised as an intangible fixed asset and is amortised through the profit and loss account on a straight line basis over its expected useful economic life. The expected useful economic life is determined at the time of acquisition by considering the nature of the business acquired and the period of time over which the value of the business is expected to exceed the value of its net assets. This period is ten years for recent acquisitions.

Goodwill is subject to impairment reviews in accordance with FRS 11 "Impairment of fixed assets and goodwill". The carrying value is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs.

Leased assets

Rentals payable under operating leases are charged to administrative expenses as incurred over the lease term.

Securities

Debt securities and equity shares ("securities") are held with the intention of use on a continuing basis and are stated at cost, adjusted to exclude accrued interest at the date of purchase, less provision for any permanent diminution in value. A similar adjustment for accrued interest is made on realisation. Where the adjusted purchase price differs from the nominal value, the premium or discount is amortised or released on an effective yield basis over the period to maturity.

Securities sold subject to repurchase agreements are retained on the balance sheet where the Group retains the risks and rewards of ownership. Funds received under such agreements are included within deposits by banks or customer accounts. Securities purchased under a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership, and the purchase price is included within either loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest receivable or interest payable as appropriate.

Pension costs

Northern Rock operates a Defined Benefit Scheme and a Defined Contribution Scheme. Contributions to the Northern Rock Defined Benefit Pension Scheme are charged to the profit and loss account with the objective of spreading the cost over the employees' working lives within the Scheme. Costs are based upon actuarial advice following the most recent valuation of the Scheme. The costs of the Defined Contribution Scheme are charged to the profit and loss account for the period in which they are incurred. FRS17 "Retirement Benefits" is being adopted under transitional arrangements.

Further information on pension arrangements is set out in note 7 to the accounts.

Provisions for bad and doubtful debts

Provisions against loans and advances are based upon assessments of the losses that are anticipated on outstanding balances at the year-end. The amount charged to the profit and loss account comprises amounts written off during the year plus the net change in the amounts provided. Bad debts are written off in part or in whole when a loss has been confirmed. The loss provisioning methodology is as follows:

Advances secured on owner-occupied residential property

Specific provision

Where the collection of interest and/or principal on an individual loan is in doubt a specific provision is recorded. Specific provisions are calculated using a model which is used to evaluate losses based on historical default experience and other appropriate risk factors related to the delinquent loan portfolio at a given point in time. All loans which are three or more payments overdue are evaluated using the model to identify the need for a specific provision. Loans six or more payments overdue and properties in possession are evaluated on an individual basis to measure potential loss. Various factors are considered in this evaluation including, but not limited to, collateral valuations, expected recoveries from mortgage indemnity guarantees and estimated recovery costs.

1. Principal accounting policies (continued)

Provisions for bad and doubtful debts (continued)

General provision

A general provision is maintained to cover inherent losses in the loan portfolio related to loans that have not yet been specifically identified as impaired. A statistically based model is used to calculate the appropriate general provision for each completion year. The model considers appropriate risk factors specific to the loan portfolio and historical default experience. Other factors, including economic conditions, are also considered by management in determining the appropriate level of reserves required at a given point in time.

Interest in respect of all loans is credited to the profit and loss account as it becomes receivable. Once a property is taken into possession interest charges are suspended. If a property is sold at sufficient value, interest previously suspended is added back to the loan and released to the profit and loss account.

Other secured advances

Specific provision is made as appropriate in respect of loans and advances that are identified as impaired at the balance sheet date, based on payment history, loan balance and net realisable value. Interest is suspended on loans identified as impaired if its recovery is deemed unlikely. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Unsecured lending

Specific provision is made against all loans where three or more payments are overdue. In calculating the required provision an appropriate factor is applied based on the number of overdue payments, which is subject to periodic review to ensure its continuing applicability based on current experience, to reflect the probability that not all such loans will result in eventual losses. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Repairs and renewals

Repairs, renewals and refurbishments of a non-capital nature are charged to administrative expenses in the year in which the expenditure is incurred.

Deferred income

The Company has entered into insurance arrangements with Northern Rock Mortgage Indemnity Company Limited, a wholly owned subsidiary, to cover a proportion of future losses on certain residential secured loans with high loan to value ratios. In the Group accounts, income from risk charges paid by customers in relation to such loans is deferred and is included in the balance sheet under the heading "accruals and deferred income". The deferred income is released to the profit and loss account on a level yield basis over the life of the loan.

Derivatives

Derivatives comprise, mainly, currency and interest rate swaps, forward rate agreements, foreign exchange forwards and financial futures and options. All transactions are undertaken for hedging purposes.

Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged. Consequently, profits and losses on the hedges are recognised on a similar accounting basis as the profits or losses on the underlying item or items being hedged. They are therefore recognised in the financial statements as adjustments to the profit or loss of the item or items being hedged. To the extent necessary to achieve a consistent timing of income recognition on the item or items being hedged, deferred gains or losses are included in the balance sheet under the headings "accruals and deferred income" and "prepayments and accrued income". Profits and losses on early termination of contracts that modify the characteristics of designated items are deferred and amortised over the remaining lives of the hedged items. Income and expenses on hedges are recognised as adjustments to interest receivable and interest payable.

When a derivative no longer represents a hedge, because either the underlying asset, liability or position has been extinguished or derecognised, it is restated to market value. Any profit or loss is accounted for in interest income or expense. It is then either redesignated as a hedge of a different asset, liability or position, is disposed of, or the position is otherwise closed, and accounted for accordingly. Where a derivative is no longer a hedge because it ceases to be effective, it is restated to market value and any profit or loss arising is deferred and amortised into interest income or expense over the remaining life of the item previously being hedged.

Foreign currency transactions

Interest income and expense denominated in foreign currency is translated into sterling at the rate of exchange current on the date of the receipt or payment, unless it is hedged, in which case it is translated at the underlying rate of exchange inherent in the associated hedge contract. Assets and liabilities denominated in foreign currency that are hedged by means of matching foreign currency contracts are included in the balance sheet at the exchange rate inherent in those contracts.

Other assets and liabilities denominated in foreign currency are included at the rate of exchange current at the balance sheet date.

Exchange differences arising on currency conversion are dealt with in the profit and loss account.

Mortgage incentives

Incentive costs of discounts, fixed rate and other similar mortgage products are expensed in equal annual amounts over the effective incentive clawback period for early redemption of these products. Early repayment charges, designed to recover incentive costs, are normally charged to customers on prepayment of loans within contractually agreed periods of time, ie the clawback period. Other forms of incentives, such as valuation fees which are not directly linked to the interest rate on the mortgage, are expensed through the profit and loss account as they are incurred.

All incentives which are not subject to incentive clawback periods and any excess cost of an incentive over and above the cost recoverable by the clawback are written off as incurred. The costs of mortgage incentives are charged against interest receivable.

Securitisation

Securitisation transactions are reported in accordance with FRS 5 "Reporting the Substance of Transactions". Where assets are sold under securitisation, if there is no significant change to the Group's rights and benefits to those assets and its exposure is limited to a fixed monetary ceiling, linked presentation is used. Under linked presentation, only the net amount of the Group's interests in the assets is consolidated, and the related gross amounts are shown on the face of the balance sheet. The interest attributable to the Northern Rock Group is included in the profit and loss account under the heading "interest receivable". The other income and expenses are included within "other operating income". Where the conditions for linked presentation are not met, the transactions are accounted for by separate presentation of the gross assets and the related funding, and all profit and loss transactions are included within the appropriate captions in the profit and loss account. The special purpose vehicles used for these transactions are accounted for as quasi subsidiaries (see note 16).

Revenue recognition

Interest income is recognised in the profit and loss account on an accruals basis, except for income on loans taken into possession which is taken to income when it is received.

Fees receivable from customers to reimburse the Group for costs incurred are taken to the profit and loss account when due. Fees receivable relating to ongoing services are taken to income when the related service is performed, and fees in lieu of interest are taken to income on a level yield basis over the life of the loan.

2. Securitisation – changes in presentation

a) Interest payable on securitised bonds is deducted from interest receivable on securitised assets on the face of the profit and loss account using linked presentation. In previous years the linked presentation was included within other income but has now been changed to be included within interest receivable. This change has no impact on total income or profit and results in a more appropriate disclosure of net interest income.

b) Northern Rock retains an interest ("seller's share") in assets subject to securitisation via a master trust. In previous years the retained interest was included within loans and advances not subject to securitisation. This treatment has been revised so as to include such assets within loans and advances subject to securitisation (see note 16). This change has no impact on total assets. The interest income received by Northern Rock in respect of the retained interest continues to be included within the profit and loss account heading "other interest receivable and similar income".

3. Other interest receivable and similar income

	2003	2002
	£m	£m
On secured advances	**983.3**	984.1
On other lending	**296.6**	254.2
	1,279.9	1,238.3

4. Interest payable

	2003	2002
	£m	£m
On retail customer accounts	**559.5**	575.6
On other deposits and loans	**514.6**	467.7
On subordinated liabilities	**62.0**	51.3
On reserve capital instruments	**17.3**	18.3
On tier one notes	**11.4**	4.3
Total interest payable on subordinated liabilities	**90.7**	73.9
	1,164.8	1,117.2

5. Sale of credit card portfolio

On 30 May 2003, the Group sold its credit card portfolio to The Co-operative Bank. The surplus on sale amounted to £7.3m and is recorded in other income. The credit card portfolio comprised approximately 90,000 accounts with outstanding balances of £217m. As part of the agreement Northern Rock will offer credit cards, issued by The Co-operative Bank, to Northern Rock customers under the Northern Rock brand.

6. Administrative expenses

		2003	2002
Operating expenses		£m	£m
Wages and salaries		**85.1**	72.0
Social security costs		**7.0**	5.3
Other pension costs		**8.7**	7.8
Total staff costs		**100.8**	85.1
Other administrative expenses		**96.3**	87.2
		197.1	172.3
Other administrative expenses include the following:			
Hire of equipment		**5.4**	4.4
Property rentals		**2.8**	3.8
Remuneration of auditors:	statutory audit	**0.9**	0.8
	further assurance services	**0.4**	0.4
		1.3	1.2

Remuneration of auditors for audit work for the Company amounted to £0.6m (2002 £0.6m).

	2003	2002
Non-recurring expenses	£m	£m
Wages and salaries	**0.5**	–
Social security costs	**0.1**	–
Total staff costs	**0.6**	–
Other administration expenses	**5.0**	2.3
	5.6	2.3

Non-recurring costs in 2003 represents costs incurred in relation to the closure of certain branches and in 2002 costs incurred on the acquisition of the banking subsidiaries of Legal & General.

	2003		2002	
	Full time	Part time	Full time	Part time
Average number of staff (including Executive Directors) employed by the Group	**3,448**	**952**	3,020	792

7. Pension commitments

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted-out, defined benefit section of the Scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the contracted-in defined contribution section of the Scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

The Company has continued to account for pensions in accordance with SSAP 24. FRS 17 "Retirement Benefits" was issued in November 2000 but requires only phased transitional disclosures for the Company until the year ended 31 December 2005. These disclosures, to the extent not given in (a), are set out in (b) below.

(a) The most recent valuation of the Scheme was performed as at 5 April 2003 by Watson Wyatt LLP, consulting actuaries, using the projected unit method. The principal actuarial assumptions adopted in that valuation were that, over the long term, the rate of return on existing and future investments will exceed pension increases by 3.50% per annum and increases in pensionable earnings by 2.25% per annum. At 5 April 2003, the market value of the fund was £158.6m which represented 97.5% of the market value of the benefits that had accrued to the valuation date. The next full actuarial valuation is due to be carried out as at 5 April 2006.

During 2003, the Company paid employer's contributions of 14.8% of basic pensionable earnings until 5 April 2003 and 15.9% of basic pensionable earnings thereafter (2002 13.8% until 5 April 2002 and 14.8% thereafter) in respect of the defined benefit section of the Scheme. In addition, members of the defined benefit section of the Scheme made employee contributions of 5% (2002 5%). During 2003, the Company paid employer's contributions in respect of the defined contribution section of the Scheme at an average rate of 6.0% (2002 6.0%). Additional National Insurance costs were also incurred as a result of the defined contribution section of the Scheme being contracted-in to SERPS. In addition, members of the defined contribution section of the Scheme paid contributions at an average rate of 4.3% (2002 4.3%).

The total pensions charge to the Group profit and loss account for 2003, as calculated by Watson Wyatt LLP, independent qualified actuaries, in respect of employer's contributions to the Northern Rock Pension Scheme, was £8.6m (2002 £7.7m), of which £7.0m was in respect of the defined benefit scheme (2002 £6.5m) and £1.6m in respect of the defined contribution scheme (2002 £1.2m). The charge for the defined benefit scheme in 2003 includes £3.6m arising from the underfunding of the Scheme adjusted for the level of prepayment (2002 £1.6m). In accordance with SSAP 24, surpluses and deficiencies, adjusted for the level of prepayment, are being amortised over the average remaining service lives of the employees in the defined benefit scheme, estimated at 13 years.

The prepayment in relation to the Scheme at 31 December 2003 was £30.6m (2002 £32.1m).

(b) The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation at 5 April 2003 and updated by Watson Wyatt LLP to take account of the requirements of FRS 17 in order to assess the liabilities of the Scheme at 31 December 2003. Scheme assets are stated at their market value at 31 December 2003.

The financial assumptions used to calculate Scheme liabilities under FRS 17 are:

	2003	2002	2001
Discount rate	**5.40%**	5.60%	5.75%
Inflation rate	**2.65%**	2.30%	2.50%
Pensions in payment increases	**3.00%**	3.00%	3.00%
Deferred pensions increases	**2.65%**	2.30%	2.50%
Salary increases	**4.40%**	4.05%	4.25%

The assets in the Scheme and the expected rate of return were:

	Long-term rate of return expected at 31 Dec 2003	**Market value at 31 Dec 2003 £m**	Long-term rate of return expected at 31 Dec 2002	Market value at 31 Dec 2002 £m	Long-term rate of return expected at 31 Dec 2001	Market value at 31 Dec 2001 £m
Equities	**8.1%**	**96.0**	8.6%	79.6	7.8%	93.1
Bonds	**5.1%**	**74.9**	4.5%	66.6	5.0%	34.3
Property	**6.8%**	**7.4**	6.5%	7.6	6.4%	6.9
Cash	**3.8%**	**1.2**	4.0%	0.4	4.0%	1.4
Total	**6.8%**	**179.5**	6.7%	154.2	7.0%	135.7

	31 Dec 2003 £m	31 Dec 2002 £m
Scheme deficit:		
Total market value of assets	**179.5**	154.2
Present value of Scheme liabilities	**(226.1)**	(181.7)
Deficit in the Scheme	**(46.6)**	(27.5)
Related deferred tax asset	**14.0**	8.3
Net pension liability	**(32.6)**	(19.2)

7. Pension commitments (continued)

Proforma reserves:	**31 Dec 2003**	31 Dec 2002
	£m	£m
Profit and loss reserve	**1,249.9**	1,071.6
Pension liability	**(32.6)**	(19.2)
Less SSAP24 pension fund prepayment net of related deferred tax asset of £9.2m (2002 £9.6m)	**(21.4)**	(22.5)
Proforma profit and loss reserve if FRS 17 adopted	**1,195.9**	1,029.9

The position shown represents the funded status of the Scheme based on market conditions at 31 December 2003. Market related calculations such as these are subject to daily variations. The deficit disclosed does not represent a debt on the employer. Contributions to the Scheme will continue to be determined in accordance with the Trustees' funding valuation, the next one being due in April 2006, or any interim valuations undertaken by the Trustees or the Company. The rules of the Northern Rock Pension Scheme (final salary section) permit both employer and employee pensions contributions to be increased to meet part of any deficit.

The following disclosures show the amounts that would have been chargeable to the profit and loss account and to the statement of total recognised gains and losses if FRS 17 had been fully implemented in 2003.

Analysis of the amount chargeable to administrative expenses

	2003	2002
	£m	£m
Current service cost	**7.8**	7.4
Past service cost	**-**	-
Total chargeable to administrative expenses	**7.8**	7.4

Analysis of the amount chargeable to interest receivable

	2003	2002
	£m	£m
Expected return on pension scheme assets	**10.5**	9.6
Interest on pension scheme liabilities	**(10.3)**	(9.6)
Net return	**0.2**	-

Analysis of the amount recognisable in the statement of total recognised gains and losses

	2003	2002
	£m	£m
Actual return less expected return on pension scheme assets	**10.0**	(28.3)
Experience gains and losses arising on Scheme liabilities	**(5.0)**	1.0
Changes in assumptions underlying the present value of Scheme liabilities	**(23.4)**	(4.1)
Actuarial loss recognisable in statement of total recognised gains and losses	**(18.4)**	(31.4)

Movement in deficit during the year

	2003	2002
	£m	£m
Deficit in Scheme at 1 January	**(27.5)**	(28.5)
Movement in year:		
Contributions paid by the Company	**5.9**	39.8
Current service cost	**(6.8)**	(7.4)
Past service cost	**-**	-
Net return	**0.2**	-
Actuarial loss	**(18.4)**	(31.4)
Deficit in Scheme at 31 December	**(46.6)**	(27.5)

History of experience gains and losses

	2003	2002
Difference between expected and actual return on Scheme assets		
Amount (£m)	**10.0**	(28.3)
Percentage of Scheme assets	**5.6%**	(18.4%)
Experience gains and losses on Scheme liabilities		
Amount (£m)	**(5.0)**	1.0
Percentage of present value of Scheme liabilities	**(2.2%)**	0.6%
Total amount recognisable in statement of total recognised gains and losses		
Amount (£m)	**(18.4)**	(31.4)
Percentage of present value of Scheme liabilities	**(8.1%)**	(17.3%)

8. Directors' emoluments

Full details of the Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 18 to 29 of this report.

9. Provisions for bad and doubtful debts

Group	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
At 1 January 2003:				
Specific provision	2.7	1.3	29.8	33.8
General provision	22.2	8.4	18.5	49.1
	24.9	9.7	48.3	82.9
Profit and loss account:				
Increase in provisions during the year:				
Specific provision	4.8	1.4	26.1	32.3
General provision	9.5	0.3	10.0	19.8
Adjustment to provisions resulting from recoveries:				
Specific provision	(0.7)	–	(2.7)	(3.4)
	13.6	1.7	33.4	48.7
Amounts written off during the year:				
Specific provision	(3.7)	(0.8)	(25.8)	(30.3)
At 31 December 2003:				
Specific provision	3.1	1.9	27.4	32.4
General provision	31.7	8.7	28.5	68.9
	34.8	10.6	55.9	101.3
Company				
At 1 January 2003:				
Specific provision	2.7	1.3	34.0	38.0
General provision	22.2	8.4	18.5	49.1
	24.9	9.7	52.5	87.1
At 31 December 2003:				
Specific provision	3.1	1.9	31.5	36.5
General provision	31.7	8.7	28.5	68.9
	34.8	10.6	60.0	105.4

Interest has been suspended on impaired loans as follows:

	Group and Company		
	On advances secured on residential property £m	On other secured advances £m	Total £m
Interest suspended at 1 January 2003	1.8	3.7	5.5
Movement in suspended interest during the year:			
Interest suspended	0.6	0.4	1.0
Receipts of interest previously suspended	(0.3)	–	(0.3)
Amounts written off	(0.2)	(0.2)	(0.4)
Interest suspended at 31 December 2003	1.9	3.9	5.8

	Group and Company	
	2003 £m	2002 £m
Advances on which interest has been suspended totalled:		
Before provisions	**17.8**	15.1
After provisions	**15.3**	13.6

10. Tax on profit on ordinary activities

	2003 £m	2002 £m
The tax charge for the year comprises:		
UK corporation tax		
Current tax on profits for the year	**102.4**	89.8
Adjustments in respect of prior years	**(5.8)**	(0.9)
Total current tax	**96.6**	88.9
Increase in deferred taxation	**15.6**	7.6
	112.2	96.5

A reconciliation of current tax on profit on ordinary activities at the standard UK corporation tax rate to the Group's actual current tax charge for the years ended 31 December 2003 and 2002 is shown as follows:

	2003 £m	2002 £m
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax in the UK of 30% (2002 30%)	**116.0**	97.9
Effects of:		
Expenses not deductible for tax purposes and other permanent differences	**0.5**	1.5
Current tax effect of timing differences	**(14.1)**	(9.6)
Adjustments to tax charge in respect of previous periods	**(5.8)**	(0.9)
Current tax charge for period	**96.6**	88.9

As indicated in notes 17 and 18, the aggregate market values of both Group and Company debt securities and equity shares and other variable yield securities are in excess of their aggregate book values. This surplus has not been recognised in the accounts and accordingly no provision for the corresponding deferred tax liability has been made. In the event that these securities were to be sold for market value, an additional tax liability would arise. This would amount to £12.3m for the Group (2002 £15.6m) and £12.2m for the Company (2002 £16.9m).

11. Profit on ordinary activities after taxation

Of the profit on ordinary activities after taxation attributable to ordinary shareholders, £227.3m (2002 £197.6m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's profit and loss account has not been presented separately.

12. Dividends

	2003 pence per share	2002 pence per share	2003 £m	2002 £m
Ordinary Shares:				
Interim (paid)	**7.5**	6.5	**31.6**	27.2
Final (proposed)	**15.8**	13.7	**66.2**	57.2
less paid and payable to ESOP trusts (see note 22)			**(1.5)**	(1.0)
	23.3	20.2	**96.3**	83.4

13. Earnings per ordinary share

Earnings per Ordinary Share have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern Rock plc of £274.6m (2002 £229.7m) by the weighted average number of Ordinary Shares in issue of 412.3m (2002 413.5m).

The weighted average number of Ordinary Shares in issue has been determined after excluding shares held in trust for employee share schemes.

Fully diluted earnings per Ordinary Share have been calculated using the weighted average number of shares in issue together with 3.6m (2002 3.6m) potentially dilutive shares resulting from options granted under employee share schemes.

14. Loans and advances to banks

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Repayable:				
On demand	**973.3**	601.4	**964.1**	592.6
In not more than three months	**2,469.9**	1,904.1	**2,366.7**	1,771.0
In more than three months but not more than one year	**7.0**	18.0	**7.0**	18.0
	3,450.2	2,523.5	**3,337.8**	2,381.6

The Company is required to maintain balances with the Bank of England, which at 31 December 2003 amounted to £36.3m (2002 £31.2m).

15. Loans and advances to customers

	Group 2003	Group 2002 (as restated)	Company 2003	Company 2002 (as restated)
	£m	£m	**£m**	£m
Advances secured on residential property	**23,179.7**	20,729.5	**23,179.1**	20,728.7
Other secured advances	**939.5**	742.6	**939.5**	742.6
Unsecured loans	**3,236.6**	2,892.9	**3,236.6**	2,892.9
Amounts due from subsidiary undertakings	**–**	–	**37.4**	33.1
	27,355.8	24,365.0	**27,392.6**	24,397.3
Repayable:				
On demand	**2.2**	1.3	**26.6**	22.6
In not more than three months	**232.0**	208.3	**232.0**	208.1
In more than three months but not more than one year	**619.1**	658.4	**636.2**	674.0
In more than one year but not more than five years	**4,241.9**	4,068.7	**4,241.9**	4,068.6
In more than five years	**22,361.9**	19,511.2	**22,361.3**	19,511.1
Less provisions (note 9)	**(101.3)**	(82.9)	**(105.4)**	(87.1)
	27,355.8	24,365.0	**27,392.6**	24,397.3

16. Securitisation

Loans and advances to customers include portfolios of residential and commercial mortgage loans which are subject to non-recourse financing arrangements. The loans have been purchased by special purpose vehicles, which have primarily issued mortgage backed fixed and floating rate notes to finance the purchases.

The Group is not obliged to support any losses in respect of these mortgages, except as described below, nor does it intend to do so. This is clearly stated in the agreements with noteholders.

Northern Rock plc has made interest bearing subordinated loans to the special purpose vehicles, the repayments of which are subordinated to the claims of the noteholders. In addition, mortgage indemnity guarantee (MIG) insurance is provided on certain loans to the vehicles purchasing residential mortgage loans by a subsidiary of Northern Rock plc. Since 1 January 2003, Northern Rock plc has not taken out MIG insurance in respect of new loans. Existing cover remains in force. Northern Rock plc does not guarantee the liabilities of this subsidiary. In the Group accounts, a separate presentation of assets and liabilities has been adopted to the extent of the insurance cover provided by the subsidiary.

Northern Rock plc has an option to sell further mortgage loans to the special purpose vehicles where at the end of any interest period the rate of repayment of principal in the vehicle exceeds the level agreed at the date of sale of the loans. Northern Rock plc has no right or obligation to repurchase the benefit of any securitised loan except to the extent that the loan breaches representations and warranties given at the date of sale. It does, however, have the option to repurchase loans from the vehicles, on being offered the opportunity to do so by the vehicles, where the borrower requests a further advance or a change in product type.

Northern Rock plc has entered into a number of interest rate swaps with the vehicles. These convert interest flows from the mortgage loans into LIBOR based interest flows to match the interest flows payable on the floating rate notes.

During the year, Northern Rock plc assigned portfolios of residential mortgage loans with a book value of £10.5 billion to Granite Finance Trustees Limited. Granite Finance Funding Limited acquired, at book value, an interest in the trust property vested in Granite Finance Trustees Limited. This beneficial interest was acquired in three separate transactions, the first on 27 January 2003 for £3.0 billion, the second on 21 May 2003 for £2.5 billion and the third on 24 September 2003 for £2.2 billion. Granite Finance Funding Limited funded its acquisitions through borrowings from its subsidiary companies, Granite Mortgages 03-1 plc, Granite Mortgages 03-2 plc and Granite Mortgages 03-3 plc. These companies principally funded their loans to Granite Finance Funding Limited through the issue of mortgage backed fixed and floating rate notes.

The balances of assets subject to securitisation and the associated non-recourse finance at 31 December 2003 are set out below.

Securitisation company	Date of securitisation	Gross assets securitised	Non-recourse finance	Subordinated loans made by the Group
Residential:		£m	£m	£m
Granite Mortgages 99-1 plc	1 October 1999	158.9	150.7	–
Granite Mortgages 00-1 plc	1 March 2000	344.2	332.4	–
Granite Mortgages 00-2 plc	25 September 2000	663.0	639.8	9.4
Granite Mortgages 01-1 plc	26 March 2001	1,019.5[1]	999.1	5.1
Granite Mortgages 01-2 plc	28 September 2001	1,114.4[1]	1,098.0	9.5
Granite Mortgages 02-1 plc	20 March 2002	1,951.2[1]	1,921.4	26.6
Granite Mortgages 02-2 plc	23 September 2002	2,335.1[1]	2,322.0	24.7
Granite Mortgages 03-1 plc	27 January 2003	2,662.4[1]	2,596.7	28.0
Granite Mortgages 03-2 plc	21 May 2003	2,345.5[1]	2,305.1	23.2
Granite Mortgages 03-3 plc	24 September 2003	2,326.7[1]	2,246.3	16.6
		14,920.9	14,611.5	143.1
Retained interest in Granite Trustees Limited		308.5	–	–
Total residential		15,229.4	14,611.5	143.1

16. Securitisation (continued)

Securitisation company	Date of securitisation	Gross assets securitised	Non-recourse finance	Subordinated loans made by the Group
Commercial:		£m	£m	£m
Dolerite Funding No. 1 plc	24 June 2002	396.5	371.8	19.8
Retained interest in Dolerite Trustees Limited		52.8	–	–
Total commercial		449.3	371.8	19.8
Maximum extent of insurance cover provided by subsidiary			(150.9)	
Total		15,678.7	14,832.4	162.9

[1] Represents the interest in the trust property at book value held by Granite Finance Funding Limited relating to the debt issued by these companies.

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company retained £20 million from the proceeds of debt issuance to fund this reserve. This amount is repayable only after full repayment of the notes.

Interest income earned by Northern Rock plc in respect of the retained interest in Granite Trustees Limited and Dolerite Trustees Limited is recorded in the profit and loss account within "other interest receivable and similar income".

Northern Rock plc does not own directly or indirectly any of the share capital of these companies or of their parent. The Group receives administration fees for servicing the mortgage portfolios together with any residual income arising after the claims of the bondholders and other creditors are met.

An aggregated summary of the results for the years ended 31 December 2003 and 2002, and summarised balance sheets as at 31 December 2003 and 2002 for the above companies are set out below.

	2003 £m	2002 £m
Interest receivable	**696.0**	415.3
Interest payable	**(538.3)**	(323.7)
Fixed rate swaps payable to Northern Rock	**(65.4)**	(35.3)
Other swaps and interest payable to Northern Rock	**(34.7)**	(18.5)
Net interest receivable	**57.6**	37.8
Other income	**8.8**	4.6
Administrative expenses payable to third parties	**(0.4)**	(0.2)
Administrative expenses payable to Northern Rock	**(66.6)**	(37.5)
Provisions for bad and doubtful debts	**0.6**	(4.7)
Profit for the financial period	**–**	–
Loans and advances to banks	**1,200.4**	680.9
Loans and advances to customers	**14,130.3**	8,975.1
Amounts owed by Group companies	**4.2**	62.7
Total assets	**15,334.9**	9,718.7
Debt securities in issue	**14,983.3**	9,464.9
Amounts owed to Group companies	**338.3**	205.4
Other liabilities	**13.3**	48.4
Total liabilities	**15,334.9**	9,718.7

The interest attributable to the Northern Rock Group is included in the Group Profit and Loss Account under the heading, "Interest Receivable". The other income and expenses are included within "Other Operating Income". The securitisation companies are accounted for as quasi subsidiaries (see note 1).

16. **Securitisation** (continued)

The balance sheets above reconcile to the linked presentation in the Group balance sheet as follows:

	2003 £m	2002 £m
Loans and advances to banks	**1,200.4**	680.9
Loans and advances to customers	**14,130.3**	8,975.1
Other liabilities	**(13.3)**	(48.4)
Retained interest in Granite Trustees Limited and Dolerite Trustees Limited	**361.3**	233.6
	15,678.7	9,841.2
Debt securities in issue	**14,983.3**	9,464.9
Maximum extent of insurance cover provided by subsidiary (included in other creditors – note 27)	**(150.9)**	(210.3)
	14,832.4	9,254.6

In addition to the transactions above which are accounted for under linked presentation, Northern Rock assigned a portfolio of unsecured loans valued at £749.7m to Flint Receivables Trustees Limited on 8 December 2003. Flint Consumer Loans No. 1 Limited purchased an interest valued at £595.0m in the trust property on the same date, funded by the issue of asset backed notes. The noteholders have a proportionate interest in each balance in the portfolio, and at 31 December 2003 this interest was valued at £595.0m. This securitisation does not qualify for linked presentation and therefore the total portfolio is included within unsecured loans as part of loans and advances to customers not subject to securitisation. The funding giving rise to the noteholders' interests is included within debt securities in issue.

17. **Debt securities**

	2003		2002	
	Book value	**Market value**	Book value	Market value
Group	**£m**	**£m**	£m	£m
Investment securities				
Issued by public bodies:				
Government securities	**1,143.2**	**1,162.6**	959.2	996.9
Issued by other issuers:				
Bank and building society certificates of deposit	**330.2**	**330.2**	241.6	241.6
Other debt securities	**2,712.1**	**2,726.1**	2,649.8	2,668.5
	4,185.5	**4,218.9**	3,850.6	3,907.0
Listed	**3,804.0**	**3,837.4**	3,520.0	3,576.3
Unlisted	**381.5**	**381.5**	330.6	330.7
	4,185.5	**4,218.9**	3,850.6	3,907.0

	2003		2002	
	Book value	**Market value**	Book value	Market value
Company	**£m**	**£m**	£m	£m
Investment securities				
Issued by public bodies:				
Government securities	**1,079.7**	**1,098.7**	902.5	938.1
Issued by other issuers:				
Bank and building society certificates of deposit	**308.2**	**308.2**	200.6	200.6
Other debt securities	**2,644.4**	**2,658.7**	2,633.2	2,651.9
	4,032.3	**4,065.6**	3,736.3	3,790.6
Listed	**3,672.8**	**3,706.1**	3,446.7	3,500.9
Unlisted	**359.5**	**359.5**	289.6	289.7
	4,032.3	**4,065.6**	3,736.3	3,790.6

17. Debt securities (continued)

Included in Group and Company debt securities are assets valued at £nil (2002 £55.8m) that are subject to sale and repurchase agreements.

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Due within one year	**655.4**	771.1	**625.1**	730.1
Due one year and over	**3,530.1**	3,079.5	**3,407.2**	3,006.2
	4,185.5	3,850.6	**4,032.3**	3,736.3
Unamortised premiums and discounts	**34.1**	31.8	**27.1**	25.4

The movement on debt securities during the year was as follows:

	Group £m	Company £m
Cost:		
At 1 January 2003	3,854.2	3,739.9
Additions	4,626.8	4,404.4
Disposals	(4,256.8)	(4,074.1)
Premiums net of discounts charged in the year	(11.7)	(10.9)
Exchange adjustments	(22.0)	(22.0)
At 31 December 2003	4,190.5	4,037.3
Provisions:		
At 1 January 2003	3.6	3.6
Charged in year	1.4	1.4
At 31 December 2003	5.0	5.0
Net book amount:		
At 31 December 2003	4,185.5	4,032.3
At 31 December 2002	3,850.6	3,736.3

All debt securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.

18. Equity shares and other variable yield securities

	2003		2002	
Group	**Book value £m**	**Market value £m**	Book value £m	Market value £m
Investment securities				
Listed	**390.3**	**398.0**	396.8	392.5
Unlisted	**20.5**	**20.5**	17.9	17.9
	410.8	**418.5**	414.7	410.4

	2003		2002	
Company	**Book value £m**	**Market value £m**	Book value £m	Market value £m
Investment securities				
Listed	**299.4**	**306.9**	315.2	317.2
Unlisted	**20.5**	**20.5**	17.9	17.9
	319.9	**327.4**	333.1	335.1

18. Equity shares and other variable yield securities (continued)

The movement on equity shares and other variable yield securities during the year was as follows:

	Group £m	Company £m
Cost:		
At 1 January 2003	416.2	334.6
Additions	16.6	4.4
Disposals	(2.9)	-
Exchange adjustments	(17.6)	(17.6)
At 31 December 2003	412.3	321.4
Provisions:		
At 1 January 2003	1.5	1.5
Charged in year	-	-
At 31 December 2003	1.5	1.5
Net book amount:		
At 31 December 2003	410.8	319.9
At 31 December 2002	414.7	333.1

All equity shares and other variable yield securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.

19. Shares in group undertakings

	Company £m
Cost:	
At 1 January 2003 and 31 December 2003	217.2
Provisions:	
At 1 January 2003 and 31 December 2003	4.3
Net book amount:	
At 31 December 2003 and 31 December 2002	212.9

The Company's interest in subsidiary undertakings are analysed as follows:

	2003 £m	2002 £m
Credit institutions	**50.0**	172.3
Other	**162.9**	40.6
	212.9	212.9

The principal subsidiaries of Northern Rock plc at 31 December 2003 are listed below, all of which are directly held and wholly owned by the Company, and all of which operate in their country of incorporation or registration.

	Nature of business	Country of incorporation or registration
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

In addition, Granite Mortgages 99-1 plc, Granite Mortgages 00-1 plc, Granite Mortgages 00-2 plc, Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc, Granite Mortgages 02-1 plc, Granite Mortgages 02-2 plc, Granite Mortgages 03-1 plc, Granite Mortgages 03-2 plc, Granite Mortgages 03-3 plc and Dolerite Funding No. 1 plc, all companies incorporated in England and Wales, and Granite Finance Funding Limited, Granite Finance Trustees Limited and Dolerite Mortgages Trustee Limited, all companies incorporated in Jersey, have been accounted for as quasi-subsidiaries (see note 1).

Northern Rock acquired all the issued share capital of Legal & General Bank Limited (renamed Northern Rock Holdings No. 1 Limited) and Legal & General Mortgage Services Limited (renamed Northern Rock Holdings No. 2 Limited) on 1 August 2002. On 9 November 2002 the assets and undertakings of each of these companies were transferred to Northern Rock plc, and neither have any continuing operations. During 2003, Northern Rock Holdings No. 1 Limited surrendered its permission under Part IV, Financial Services and Markets Act 2000 to accept deposits and is therefore no longer regarded as a credit institution.

20. Intangible fixed assets

Goodwill	
Cost:	£m
At 1 January 2003 and 31 December 2003	35.8
Amortisation:	
At 1 January 2003	1.5
Charged for the year	3.6
At 31 December 2003	5.1
Net book amount:	
At 31 December 2003	30.7
At 31 December 2002	34.3

21. Tangible fixed assets

Group	Freehold £m	Land and buildings Long leasehold £m	Land and buildings Short leasehold £m	Plant, equipment, fixtures, fittings & vehicles £m	Assets in the course of construction £m	Total £m
Cost:						
At 1 January 2003	60.4	12.0	5.4	99.4	36.2	213.4
Additions	0.4	–	0.1	29.8	13.3	43.6
Transfers	21.6	–	–	22.2	(43.8)	–
Disposals	(0.2)	–	–	(1.0)	–	(1.2)
At 31 December 2003	82.2	12.0	5.5	150.4	5.7	255.8
Depreciation and amortisation:						
At 1 January 2003	8.1	5.2	4.6	42.8	–	60.7
Charged in year	0.6	0.1	0.2	15.9	–	16.8
Adjustments arising on disposals	–	–	–	(0.8)	–	(0.8)
At 31 December 2003	8.7	5.3	4.8	57.9	–	76.7
Net book amount:						
At 31 December 2003	73.5	6.7	0.7	92.5	5.7	179.1
At 31 December 2002	52.3	6.8	0.8	56.6	36.2	152.7

Land and buildings occupied for own use: 2003 £78.9m (2002 £59.9m).

Company	Freehold £m	Land and buildings Long leasehold £m	Land and buildings Short leasehold £m	Plant, equipment, fixtures, fittings & vehicles £m	Assets in the course of construction £m	Total £m
Cost:						
At 1 January 2003	43.7	6.4	5.4	98.2	40.3	194.0
Additions	0.4	–	0.1	29.5	3.6	33.6
Transfers	–	40.0	–	–	(40.0)	–
Disposals	(0.2)	–	–	(1.0)	–	(1.2)
At 31 December 2003	43.9	46.4	5.5	126.7	3.9	226.4
Depreciation and amortisation:						
At 1 January 2003	7.6	0.2	4.6	42.3	–	54.7
Charged in year	0.5	0.7	0.2	14.6	–	16.0
Adjustments arising on disposals	–	–	–	(0.8)	–	(0.8)
At 31 December 2003	8.1	0.9	4.8	56.1	–	69.9
Net book amount:						
At 31 December 2003	35.8	45.5	0.7	70.6	3.9	156.5
At 31 December 2002	36.1	6.2	0.8	55.9	40.3	139.3

Land and buildings occupied for own use: 2003 £80.0m (2002 £43.1m).

22. Other assets

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Deferred taxation	**-**	–	**16.6**	13.3
Dividends receivable	**-**	–	**7.2**	9.9
Own shares	**47.4**	44.5	**47.4**	44.5
Other assets	**78.0**	79.9	**62.9**	66.4
	125.4	124.4	**134.1**	134.1

Own shares represents the amortised cost of shares acquired by employee share ownership plans ("ESOPs").

Northern Rock plc sponsors The Northern Rock Employee Trust, The Northern Rock Employee Profit Sharing Scheme and The Northern Rock Qualifying Employee Share Ownership Trust which are discretionary trusts for the benefit of employees and former employees of Northern Rock plc. The Company has provided funds to the trustees to enable them to purchase Northern Rock plc Ordinary Shares, which are used to satisfy options granted by the Company or to meet commitments arising under other employee share schemes. The cost of providing these shares is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit. In accordance with the rules of The Northern Rock Qualifying Employee Share Ownership Trust, dividends on shares held by that trust are waived. At 31 December 2003 this trust held 2,056,063 shares (2002 3,334,182).

At 31 December 2003, a total of 9,239,017 shares were held by the trustees (2002 9,841,452) with a market value of £66.1m (2002 £65.0m). These shares are excluded from the weighted average number of Ordinary Shares when calculating earnings per Ordinary Share (see note 13).

The full movement on deferred taxation recoverable/(payable) was as follows:	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
At 1 January	**(3.4)**	2.4	**13.3**	7.9
On acquisition during year	**-**	1.8	**-**	–
Transfer from subsidiaries	**-**	–	**-**	1.9
Charge for year	**(15.6)**	(7.6)	**3.3**	3.5
At 31 December	**(19.0)**	(3.4)	**16.6**	13.3

The amounts recoverable/(payable) in respect of deferred taxation relate to:	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Excess of capital allowances over depreciation	**(8.8)**	(5.8)	**(8.5)**	(5.6)
Other timing differences	**(10.2)**	2.4	**25.1**	18.9
	(19.0)	(3.4)	**16.6**	13.3

23. Prepayments and accrued income

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Deferred mortgage incentives	**236.9**	257.5	**236.9**	257.5
Accruals on derivatives	**111.5**	141.7	**111.5**	141.7
Accrued interest	**65.5**	61.5	**63.2**	60.2
Pension fund prepayment	**30.6**	32.1	**30.6**	32.1
Other	**120.3**	109.9	**255.9**	286.4
	564.8	602.7	**698.1**	777.9
Included above:				
Deferred mortgage incentives chargeable to the profit and loss account in more than one year	**99.9**	143.0	**99.9**	143.0

The movements on deferred mortgage incentives were as follows:	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
At 1 January	**257.5**	230.7	**257.5**	230.7
On acquisition during year	–	1.5	–	–
Transfer from subsidiaries	**-**	–	**-**	1.6
Additions	**327.1**	263.0	**327.1**	262.4
Amortisation	**(347.7)**	(237.7)	**(347.7)**	(237.2)
At 31 December	**236.9**	257.5	**236.9**	257.5

Additions to deferred mortgage incentives in the year is the amount that would have been charged to the profit and loss account for the year if incentives were not being amortised.

24. Deposits by banks

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amount due to subsidiaries	–	–	**1,876.1**	2,013.5
Other deposits	**1,461.5**	1,205.2	**1,461.5**	1,205.2
	1,461.5	1,205.2	**3,337.6**	3,218.7
Repayable:				
On demand	–	47.7	**1,876.1**	2,061.2
In not more than three months	**1,157.3**	933.0	**1,157.3**	933.0
In more than three months but not more than one year	**125.9**	66.0	**125.9**	66.0
In more than one year but not more than five years	**22.0**	36.5	**22.0**	36.5
In more than five years	**156.3**	122.0	**156.3**	122.0
	1,461.5	1,205.2	**3,337.6**	3,218.7

25. Customer accounts

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Retail funds and deposits	**16,342.8**	15,336.1	**14,467.5**	13,419.9
Amounts due to subsidiaries	–	–	**94.4**	–
Other customer accounts	**2,454.5**	2,608.2	**2,454.5**	2,608.2
	18,797.3	17,944.3	**17,016.4**	16,028.1
Repayable:				
On demand	**6,576.7**	6,607.6	**5,813.6**	5,886.0
In not more than three months	**4,710.6**	5,778.7	**4,494.6**	5,320.9
In more than three months but not more than one year	**5,493.9**	3,042.7	**4,918.1**	2,546.3
In more than one year but not more than five years	**2,016.1**	2,515.2	**1,790.1**	2,274.8
In more than five years	–	0.1	–	0.1
	18,797.3	17,944.3	**17,016.4**	16,028.1

The above amounts include balances on accounts on which an interest penalty option is available to investors requiring immediate withdrawals as follows:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
In not more than three months	**2,734.6**	3,547.5	**2,518.6**	3,089.7
In more than three months but not more than one year	**5,115.4**	2,728.4	**4,540.6**	2,232.0
In more than one year but not more than five years	**1,740.7**	2,307.6	**1,551.3**	2,099.7

26. Debt securities in issue

	Group and Company 2003 £m	Group and Company 2002 £m
Bonds and medium term notes	**7,141.2**	5,197.0
Other debt securities in issue	**5,918.9**	4,649.0
	13,060.1	9,846.0
Debt securities in issue are repayable as follows:		
Bonds and medium term notes		
In not more than three months	**1,596.4**	942.6
In more than three months but not more than one year	**1,844.2**	1,212.1
In more than one year but not more than two years	**889.0**	1,309.5
In more than two years but not more than five years	**2,507.6**	1,497.8
In more than five years	**304.0**	235.0
	7,141.2	5,197.0
Other debt securities in issue		
In not more than three months	**4,590.9**	3,653.2
In more than three months but not more than one year	**1,315.0**	974.8
In more than one year but not more than two years	**11.0**	20.0
In more than two years but not more than five years	**2.0**	1.0
	5,918.9	4,649.0

27. Other liabilities

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts falling due within one year:				
Income tax on interest	**10.1**	16.6	**10.1**	16.6
Corporation tax	**53.8**	55.0	**51.7**	51.6
Other taxation and social security	**4.9**	4.4	**4.9**	4.4
Dividends payable	**65.3**	56.6	**66.2**	57.3
Other creditors	**205.5**	261.2	**79.1**	89.4
	339.6	393.8	**212.0**	219.3

28. Accruals and deferred income

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Accrued interest	**383.3**	350.0	**390.9**	357.7
Accruals on derivatives	**29.7**	32.2	**29.7**	32.2
Deferred income	**32.9**	13.5	**19.2**	5.0
Other accruals	**29.4**	47.7	**24.4**	21.1
	475.3	443.4	**464.2**	416.0

29. Subordinated liabilities

	Group and Company 2003 £m	Group and Company 2002 £m
Dated		
5.625% Subordinated bonds due 2015	**300.0**	300.0
11.734% Subordinated loan 2016	**20.0**	20.0
5.75% Subordinated bonds due 2017	**250.0**	250.0
$10\frac{3}{8}$% Subordinated bonds due 2018	**50.0**	50.0
$9\frac{3}{8}$% Subordinated bonds due 2021	**149.2**	149.2
Undated		
$12\frac{5}{8}$% Perpetual subordinated notes	**19.8**	19.8
8% Undated subordinated notes	**61.5**	61.5
6.75% Fixed rate step-up undated subordinated notes	**200.0**	200.0
Floating rate undated subordinated notes	**69.0**	69.0
	1,119.5	1,119.5

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The $10\frac{3}{8}$% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The $9\frac{3}{8}$% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

The $12\frac{5}{8}$% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 15 June 2004.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US LIBOR.

All subordinated liabilities, other than the 8% undated subordinated notes and the floating rate undated subordinated notes, are denominated in sterling. All are ranked equally between and within issues.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

The dated subordinated liabilities are repayable as follows:

	Group and Company 2003 £m	Group and Company 2002 £m
In more than five years	**769.2**	769.2

30. Reserve capital instruments

The reserve capital instruments were issued for a value of £200m on 21 September 2000 and are undated. A further £100m was issued in May 2001. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which, at Northern Rock's option, will be achieved either by the payment of cash directly, or by the issue of Ordinary Shares in Northern Rock which, when sold by a trustee in the market, will produce an amount equal to the cash payment. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. Deferred coupons and any interest accruing thereon can only be satisfied through the issue of shares. The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of The Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital. Any excess has been allocated to Upper Tier 2 capital.

31. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. Deferred coupons can only be satisfied through the issue of ordinary shares.

The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of The Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

32. Called up share capital

	Ordinary Shares of 25p each Number	Foundation Shares of 25p each Number	Total Number	Ordinary Shares of 25p each £m	Foundation Shares of 25p each £m	Total £m
Authorised:						
At 31 December 2003 and 31 December 2002	614.0m	104.5m	718.5m	153.5	26.1	179.6
Issued and fully paid:						
At 31 December 2003 and 31 December 2002	421.2m	74.4m	495.6m	105.3	18.6	123.9

The Foundation Shares are held by The Northern Rock Foundation. These shares carry no rights to dividends but rank pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carry no rights to dividends, they have been omitted in the calculation of earnings per share (see note 13). These shares do not confer any rights in relation to attendance or voting at any general meeting of the Company.

The following options to acquire Ordinary Shares were outstanding at 31 December 2003 under savings related share option schemes:

- 36,444 (31 December 2002 57,451) at an option price of 381p per share exercisable during 2005
- 1,394,391 (31 December 2002 2,914,520) at an option price of 215p per share exercisable on various dates up to 2007
- 912,660 (31 December 2002 nil) at an option price of 598p per share exercisable on various dates up to 2010

At 31 December 2003, options to acquire 945,565 Ordinary Shares (31 December 2002 1,278,119) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 618p per share. These options became exercisable on 1 June 2001 and may be exercised until 2008.

At 31 December 2003, options to acquire 3,369,000 Ordinary Shares (31 December 2002 3,602,000) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 641p per share. These options are exercisable between 2005 and 2012.

33. Reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Group			
At 1 January 2003	6.8	7.3	1,071.6
Retained profit	–	–	178.3
At 31 December 2003	6.8	7.3	1,249.9
Company			
At 1 January 2003	6.8	7.3	1,013.9
Retained profit	–	–	129.5
At 31 December 2003	6.8	7.3	1,143.4

34. Reconciliation of movements in shareholders' funds

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Profit retained	**178.3**	146.3	**129.5**	113.2
Net addition to shareholders' funds	**178.3**	146.3	**129.5**	113.2
Opening shareholders' funds	**1,209.6**	1,063.3	**1,151.9**	1,038.7
Closing shareholders' funds	**1,387.9**	1,209.6	**1,281.4**	1,151.9

35. Guarantees and other financial commitments

(i) The Company has an obligation under the Building Societies Act 1986, as successor company to Northern Rock Building Society, to honour the financial commitments of its subsidiaries and associated bodies linked by resolution, incurred prior to 11 June 1996 insofar as those bodies are unable to discharge them out of their own assets. The Company has agreed to continue this obligation in respect of liabilities of Northern Rock (Guernsey) Limited.

(ii) The Company has given indemnities to the National House Building Council in respect of certain of its house building operations.

(iii) Capital commitments at 31 December in respect of authorised expenditure were as follows:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Contracted for	**24.1**	6.0	**3.0**	2.3

(iv) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Land and buildings				
Leases which expire:				
Within one year	**0.2**	0.4	**0.2**	0.4
In one to five years	**0.4**	0.3	**0.4**	0.3
Over five years	**2.7**	3.1	**3.8**	3.1
	3.3	3.8	**4.4**	3.8
Other operating leases				
Leases which expire:				
Within one year	**0.2**	0.5	**0.2**	0.5
In one to five years	**5.1**	4.0	**5.1**	4.0
	5.3	4.5	**5.3**	4.5

(v) Memorandum items

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Commitments:				
Irrevocable undrawn loan facilities	**1,018.5**	519.6	**1,018.5**	519.6
Unpaid share capital of subsidiary company	–	–	**15.5**	15.5
	1,018.5	519.6	**1,034.0**	535.1

36. Derivatives and other financial instruments

The Group's approach to risk management and the related use of derivative instruments is described below.

Risk management

Management of risk is fundamental to the business of banking and is an integral part of the Group's strategic focus. The Group's risk management governance structure begins with oversight responsibility by the Board of Directors. Assisting the Board, the Audit Committee of Non-Executive Directors advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group and reports to the Board on both financial and non-financial controls. The Risk Committee comprising seven Non-Executive and the Executive Directors reviews the key risks inherent in the business and the system of control necessary to manage such risks.

In addition, the Asset and Liability Committee, which comprises the Executive Directors, the Company Secretary and seven other senior executives, has been delegated the responsibility to oversee the management and review of the balance sheet risk and liquidity profiles. The Asset and Liability Committee is supported by the director of Risk.

The director of Risk reports on and monitors risks throughout the Group and assists operational business areas in the formulation and implementation of appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular operational and credit risk exposures and implementing risk management policies and procedures agreed by the Board.

Credit risk

Credit risk is the potential risk of financial loss arising from the failure of a customer or counterparty to settle its financial and contractual obligations.

The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilises various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. This includes the use of various credit risk mitigation techniques such as netting.

The customer loan risk management process incorporates sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels.

Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by the rating agencies. Credit limits are monitored by the Asset and Liability Committee to ensure they remain within authorised counterparty credit limits as detailed in the Credit Risk Policy Statement approved by the Board of Directors.

Liquidity risk

Liquidity risk arises from the mismatch in the cash flows generated from on balance sheet assets and liabilities, and the interest flows of off balance sheet instruments.

The Board of Directors has approved a Liquidity Policy statement which is compliant with the supervisory framework set by The Financial Services Authority ("FSA"). These policies ensure that the Group is able to meet retail deposit withdrawals – either on demand or at contractual maturity – to repay wholesale borrowings as they mature and to meet current lending objectives. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity profile of wholesale and retail funds. Regular reports are made to the FSA detailing the Group's sterling stock liquidity.

Operational risk

Operational risk is the potential risk of financial loss or impairment to reputation arising from failures in operational processes or the systems that support them. To minimise operational risk, the Group maintains a system of control commensurate with the characteristics of the business and markets in which the Group operates, best practice principles and regulatory considerations. Where necessary, the Asset and Liability Committee will establish a project team, comprising senior business line managers, to devise and implement a suitable action plan to mitigate specific operational risk exposures.

Market risk

Market risk is the risk to earnings arising from changes in interest rates, foreign exchange rates and the price of financial securities.

(i) Interest rate risk

As a UK based mortgage institution, Northern Rock offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate exposures.

The Board of Directors has approved a Balance Sheet Structural Risk Management and Hedging Policy Statement that details the policies, procedures and controls for managing risk, including interest rate risk and the use of derivatives. This policy is reviewed regularly by the Asset and Liability Committee which is responsible for ensuring that balance sheet exposures are managed within the Group's policies and operational limits.

All structural interest rate risk positions and interest rate sensitivity tests are reported to the Asset and Liability Committee on a regular basis.

(ii) Currency risk

In addition to raising funds through the sterling money markets, capital markets and domestic retail savings market, the Group raises funds through issuing Euro Commercial Paper, US Dollar Commercial Paper, non-sterling denominated medium-term debt securities and non-sterling denominated retail funds. The Group's policy is to fully hedge any exchange rate exposures by using cross-currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency. Any non-sterling denominated assets are also fully hedged in this manner or matched with non-sterling denominated liabilities.

Derivatives

The Board of Directors has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within Northern Rock is to hedge risk exposure, and the Group takes no trading positions in derivatives.

For the purpose of reducing interest rate risk and currency risk, the Group uses a number of derivative instruments. These comprise interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. Where either an off balance sheet derivative instrument or an on balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument which optimises the following conditions:

- Minimise capital utilisation;
- Maximise income or minimise cost;
- Maximise liquidity;
- Minimise administrative and accounting complexity; and
- Minimise the Group's tax liability.

The benefits of using off balance sheet derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss.

36. Derivatives and other financial instruments (continued)

The following table summarises activities undertaken by Northern Rock, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of hedge
Management of the return on variable rate assets	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps Purchase interest rate options Sell forward rate agreements Purchase interest rate futures
Fixed-rate lending	Sensitivity to increases in interest rates Sensitivity to decreases in medium/long term interest rates, resulting in prepayment	Pay fixed interest rate swaps Purchase interest rate caps Impose early repayment penalty charges
Fixed-rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed-rate asset investments	Sensitivity to increase in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures Purchase forward rate agreements Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts Purchase currency options

Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example medium-term note issues based on equity indices or a multiple of an underlying floating market rate. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

The table below shows the underlying principal amount and positive and negative fair values of derivatives by type of contract.

	Underlying principal amount 2003 £m	**Positive fair values 2003 £m**	**Negative fair values 2003 £m**	Underlying principal amount 2002 £m	Positive fair values 2002 £m	Negative fair values 2002 £m
Interest rate contracts:						
Interest rate swaps						
1 year or less	**10,744.2**	**11.1**	**16.4**	7,676.2	12.7	23.9
1-5 years	**18,054.0**	**105.3**	**68.5**	10,688.2	51.7	148.0
over 5 years	**2,876.0**	**84.9**	**16.9**	2,608.5	151.2	43.5
Equity index swaps						
1 year or less	**6.4**	**-**	**0.2**	10.5	-	0.2
1-5 years	**266.8**	**3.4**	**5.0**	165.4	2.8	6.1
over 5 years	**-**	**-**	**-**	-	-	-
Forward rate agreements						
1 year or less	**5.0**	**-**	**-**	325.0	1.0	-
1-5 years	**-**	**-**	**-**	-	-	-
over 5 years	**-**	**-**	**-**	-	-	-
Exchange traded futures						
1 year or less	**385.5**	**-**	**8.4**	638.0	-	13.7
1-5 years	**-**	**-**	**-**	-	-	-
over 5 years	**-**	**-**	**-**	-	-	-
Caps, floors and options						
1 year or less	**15.0**	**-**	**-**	-	-	-
1-5 years	**-**	**-**	**-**	-	-	-
over 5 years	**-**	**-**	**-**	-	-	-
	32,352.9	**204.7**	**115.4**	22,111.8	219.4	235.4

36. Derivatives and other financial instruments (continued)

	Underlying principal amount 2003 £m	Positive fair values 2003 £m	Negative fair values 2003 £m	Underlying principal amount 2002 £m	Positive fair values 2002 £m	Negative fair values 2002 £m
Exchange rate contracts:						
Cross currency swaps						
1 year or less	**1,588.3**	**25.2**	**155.6**	1,660.7	9.3	121.4
1-5 years	**3,446.8**	**121.0**	**148.8**	1,878.1	49.6	65.2
over 5 years	**285.5**	**19.7**	**19.4**	191.1	8.1	7.0
Forward foreign exchange						
1 year or less	**2,471.1**	**1.9**	**112.1**	2,212.0	–	57.2
1-5 years	–	–	–	–	–	–
over 5 years	–	–	–	–	–	–
	7,791.7	**167.8**	**435.9**	5,941.9	67.0	250.8

The positive fair values above represent the gross replacement cost of the Group's derivatives and hence equate to the maximum gross loss it would incur if any party to the derivatives contract failed to perform to its terms. At 31 December 2003 the potential credit exposure after allowing for collateral received was £194.0m (2002 £238.7m).

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.

2003	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Total £m
Assets							
Loans and advances to banks	3,443.2	7.0	–	–	–	–	3,450.2
Loans and advances to customers	7,410.1	2,423.6	4,216.7	12,480.4	1,671.3	–	28,202.1
Investment securities	3,119.8	26.4	120.3	1,248.6	81.2	–	4,596.3
Interest earning assets	13,973.1	2,457.0	4,337.0	13,729.0	1,752.5	–	36,248.6
Other assets	–	–	–	–	–	911.6	911.6
Total assets	13,973.1	2,457.0	4,337.0	13,729.0	1,752.5	911.6	37,160.2
Liabilities							
Deposits by banks	1,350.1	107.4	2.0	2.0	–	–	1,461.5
Customer accounts	12,582.1	1,302.5	3,001.9	1,910.8	–	–	18,797.3
Debt securities in issue	11,539.4	1,492.6	23.0	5.1	–	–	13,060.1
Subordinated liabilities	1,168.3	281.5	–	–	169.7	–	1,619.5
Interest bearing liabilities	26,639.9	3,184.0	3,026.9	1,917.9	169.7	–	34,938.4
Other liabilities	–	–	–	–	–	833.9	833.9
Shareholders' equity	–	–	–	–	–	1,387.9	1,387.9
Total liabilities	26,639.9	3,184.0	3,026.9	1,917.9	169.7	2,221.8	37,160.2
Off balance sheet items affecting interest rate sensitivity	(13,027.1)	882.7	93.4	10,703.7	1,347.3	–	–
	13,612.8	4,066.7	3,120.3	12,621.6	1,517.0	2,221.8	37,160.2
Interest rate sensitivity gap	360.3	(1,609.7)	1,216.7	1,107.4	235.5	(1,310.2)	–
Cumulative interest rate sensitivity gap	360.3	(1,249.4)	(32.7)	1,074.7	1,310.2	–	–
Cumulative interest rate sensitivity gap as a percentage of interest earning assets	1.0%	(3.4%)	(0.1%)	3.0%	3.6%	–	–

36. Derivatives and other financial instruments (continued)

2002	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Total £m
Assets							
Loans and advances to banks	2,505.5	18.0	–	–	–	–	2,523.5
Loans and advances to customers	13,038.2	1,205.9	1,893.7	7,472.6	1,341.2	–	24,951.6
Investment securities	2,908.0	269.7	153.6	462.4	471.6	–	4,265.3
Interest earning assets	18,451.7	1,493.6	2,047.3	7,935.0	1,812.8	–	31,740.4
Other assets	–	–	–	–	–	924.8	924.8
Total assets	18,451.7	1,493.6	2,047.3	7,935.0	1,812.8	924.8	32,665.2
Liabilities							
Deposits by banks	1,172.3	27.9	5.0	–	–	–	1,205.2
Customer accounts	12,954.4	1,024.5	1,505.6	2,459.8	–	–	17,944.3
Debt securities in issue	8,651.1	1,022.6	153.0	19.3	–	–	9,846.0
Subordinated liabilities	1,168.2	281.5	–	–	169.8	–	1,619.5
Interest bearing liabilities	23,946.0	2,356.5	1,663.6	2,479.1	169.8	–	30,615.0
Other liabilities	–	–	–	–	–	840.6	840.6
Shareholders' equity	–	–	–	–	–	1,209.6	1,209.6
Total liabilities	23,946.0	2,356.5	1,663.6	2,479.1	169.8	2,050.2	32,665.2
Off balance sheet items affecting interest rate sensitivity	(5,622.9)	(529.1)	96.9	4,988.3	1,066.8	–	–
	18,323.1	1,827.4	1,760.5	7,467.4	1,236.6	2,050.2	32,665.2
Interest rate sensitivity gap	128.6	(333.8)	286.8	467.6	576.2	(1,125.4)	–
Cumulative interest rate sensitivity gap	128.6	(205.2)	81.6	549.2	1,125.4	–	–
Cumulative interest rate sensitivity gap as a percentage of interest earning assets	0.4%	(0.6%)	0.3%	1.7%	3.5%	–	–

Gains and losses on hedging derivatives

	2003 Gains £m	**2003 Losses £m**	**2003 Net £m**	2002 Gains £m	2002 Losses £m	2002 Net £m
Unrecognised gains and losses on hedges						
At 1 January	**219.4**	**(292.6)**	**(73.2)**	145.2	(106.1)	39.1
Arising in previous years recognised in 2003 (2002)	**(42.5)**	**137.8**	**95.3**	(47.6)	44.5	(3.1)
Brought forward gains and losses not recognised in 2003 (2002)	**176.9**	**(154.8)**	**22.1**	97.6	(61.6)	36.0
Arising in 2003 (2002) not recognised in 2003 (2002)	**48.3**	**24.8**	**73.1**	121.8	(231.0)	(109.2)
At 31 December	**225.2**	**(130.0)**	**95.2**	219.4	(292.6)	(73.2)
Of which:						
gains and losses expected to be recognised in 2004 (2003)	**63.9**	**(50.4)**	**13.5**	42.5	(137.8)	(95.3)
gains and losses expected to be recognised in 2005 (2004) or later	**161.3**	**(79.6)**	**81.7**	176.9	(154.8)	22.1

36. Derivatives and other financial instruments (continued)

	2003 Gains £m	2003 Losses £m	2003 Net £m	2002 Gains £m	2002 Losses £m	2002 Net £m
Realised gains and losses held in the balance sheet						
At 1 January	**16.0**	–	**16.0**	–	(0.6)	(0.6)
Realised gains and losses brought forward recognised in income in 2003 (2002)	**(16.0)**	–	**(16.0)**	–	0.6	0.6
Brought forward realised gains and losses not recognised in income in 2003 (2002)	–	–	–	–	–	–
Realised gains and losses in 2003 (2002) not recognised in income in 2003 (2002)	**6.1**	**(14.5)**	**(8.4)**	16.0	–	16.0
At 31 December	**6.1**	**(14.5)**	**(8.4)**	16.0	–	16.0
Of which:						
gains and losses expected to be recognised in 2004 (2003)	**6.1**	**(14.5)**	**(8.4)**	16.0	–	16.0
gains and losses expected to be recognised in 2005 (2004) or later	–	–	–	–		

The above tables show the gains and losses on off balance sheet derivative instruments used for hedging by the Group. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on balance sheet instruments.

Currency risk

No analysis has been provided of the Group's structural currency exposures on the grounds of materiality. Where the Group has transactional currency exposures, it uses a variety of derivative products to eliminate this risk and therefore has no material transactional currency risk.

37. Fair values of financial instruments

The table set out below details the book and fair values for some of the Group's financial instruments. This analysis excludes those financial assets which are not listed or publicly traded, and for which no liquid and active market exists. It therefore excludes loans and advances to customers, retail deposits and certain other balance sheet items.

	2003 Book value £m	2003 Fair value £m	2002 Book value £m	2002 Fair value £m
Assets				
Cash and balances at central banks	**11.6**	**11.6**	10.7	10.7
Loans and advances to banks	**3,450.2**	**3,450.2**	2,523.5	2,523.5
Debt securities	**4,186.7**	**4,218.9**	3,850.6	3,907.0
Equity shares and other variable yield securities	**410.8**	**418.5**	414.7	410.4
Liabilities				
Deposits by banks	**1,480.6**	**1,480.4**	1,212.8	1,212.8
Customer accounts – other customer accounts	**2,454.5**	**2,454.5**	2,608.2	2,609.7
Debt securities in issue	**12,785.9**	**12,769.4**	9,718.2	9,712.9
Subordinated liabilities	**1,601.0**	**1,818.2**	1,613.1	1,820.7
Other				
Derivatives receivable	**174.3**	**372.5**	67.0	286.4
Derivatives payable	**(448.3)**	**(551.3)**	(193.6)	(486.2)

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market prices are not available, cash flows have been discounted at relevant interest and exchange rates to determine fair values.

38. Non-sterling assets and liabilities

The aggregate amount of all assets and liabilities included in the balance sheet denominated in a currency other than sterling was as follows:

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Assets	**2,362.3**	1,597.4	**2,351.0**	1,595.0
Liabilities	**9,463.9**	7,449.5	**9,463.7**	7,448.9

The above assets and liabilities denominated in currencies other than sterling do not indicate the Group's exposure to foreign exchange risk. The Group has no material net currency exposures as all borrowings in foreign currencies are either hedged with cross currency swaps or forward foreign exchange agreements, or are matched by assets denominated in the same currency.

39. Related party transactions

(i) At the end of the year the aggregate amounts outstanding from Directors, their connected persons and Officers, in relation to loans from and other credit transactions with the Company, and the number of persons concerned, were as follows:

	Directors		Officers	
	2003	2002	**2003**	2002
Number of persons	**6**	6	**13**	12
Aggregate amount	**£2.7m**	£1.5m	**£1.9m**	£1.9m

(ii) The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2003 amounted to £19.3m (2002 £16.3m). At 31 December 2003 the commitment in respect of amounts not yet paid was £10.0m (2002 £8.7m).

(iii) Except for the contribution to The Northern Rock Foundation, the Company has made no promotional and benevolent donations to organisations in which certain Directors and their connected persons hold positions of influence such as Directors, Trustees and Governors (2002 £nil).

(iv) The Company has mortgage loans outstanding from its related companies. Movements in these loans and provisions in respect of them during the year were as follows:

	£m
Cost:	
At 1 January 2003 and 31 December 2003	0.1
Provisions:	
At 1 January 2003 and 31 December 2003	0.1
Net book amount:	
At 31 December 2003 and 31 December 2002	-

(v) Northern Rock plc is a listed company and its shares are held by a large number of investors. No investor acting individually has the ability to control the activities of the Company. Consequently it is considered that there is no ultimate controlling party as defined in FRS 8 "Related Party Transactions".

40. Reconciliation of operating profit to net operating cash inflows

	2003	2002
	£m	£m
Profit on ordinary activities before tax	**386.8**	326.2
Decrease/(increase) in prepayments and accrued income	**37.9**	(100.0)
Increase/(decrease) in accruals and deferred income	**28.1**	(18.4)
Provisions for bad and doubtful debts	**48.7**	43.1
Loans and advances written off net of recoveries	**(30.3)**	(25.9)
Depreciation and amortisation	**20.1**	14.5
Interest on subordinated liabilities	**62.0**	51.3
Interest on reserve capital instruments	**17.3**	18.3
Interest on tier one notes	**11.4**	4.3
Other non-cash movements	**18.0**	23.6
Net cash inflow from trading activities	**600.0**	337.0
Net increase in loans and advances to banks and customers	**(9,631.9)**	(8,373.3)
Net increase in deposits by banks and customer accounts	**1,147.7**	602.3
Net increase in debt securities in issue	**8,794.5**	7,449.6
Net increase in other assets	**(1.0)**	(68.6)
Net (decrease)/increase in other liabilities	**(63.5)**	159.1
Net cash inflow from operating activities	**845.8**	106.1

41. Gross cash flows

		2003 £m	2002 £m
(i)	Returns on investments and servicing of finance		
	Interest paid on subordinated liabilities	**58.2**	48.9
	Interest paid on reserve capital instruments	**17.2**	18.4
	Interest paid on tier one notes	**11.5**	1.1
		86.9	68.4
(ii)	Capital expenditure and financial investment		
	Purchase of investment securities	**4,633.4**	3,323.9
	Sales and maturities of investment securities	**(4,256.8)**	(3,172.3)
	Purchase of tangible fixed assets	**43.6**	51.1
	Sale of tangible fixed assets	**(0.7)**	(2.8)
		419.5	199.9
(iii)	Financing		
	Issue of subordinated liabilities	**-**	550.0
	Repayment of subordinated liabilities	**-**	(25.0)
	Issue of tier one notes	**-**	200.0
		-	725.0

42. Analysis of the balances of cash as shown in the balance sheet

	As at 1 Jan 03 £m	Cashflow £m	As at 31 Dec 03 £m	As at 1 Jan 02 £m	Cashflow £m	As at 31 Dec 02 £m
Cash and balances at central banks	**10.7**	**0.9**	**11.6**	10.5	0.2	10.7
Loans and advances to other banks repayable on demand	**601.4**	**371.9**	**973.3**	331.9	269.5	601.4
	612.1	**372.8**	**984.9**	342.4	269.7	612.1

43. Analysis of changes in financing during the year

	2003 Share capital £m	2003 Loan capital £m	2003 Reserve capital instruments £m	2003 Tier one notes £m	2002 Share capital £m	2002 Loan capital £m	2002 Reserve capital instruments £m	2002 Tier one notes £m
At 1 January	**123.9**	**1,119.5**	**300.0**	**200.0**	123.9	594.5	300.0	-
Cash inflow from financing	**-**	**-**	**-**	**-**	-	525.0	-	200.0
At 31 December	**123.9**	**1,119.5**	**300.0**	**200.0**	123.9	1,119.5	300.0	200.0

Results for 1999-2000 have been restated to reflect the early introduction of FRS 19 in 2001. Results for 2000 and 2001 have been restated to reflect the prior year adjustment in relation to changes in classification of RCIs and the corresponding coupon payable introduced in 2002. Results for 1999 – 2002 have been restated to reflect the reallocation of securitisation net interest from other income and charges to net interest receivable.

		1999	2000	2001	2002	2003
Net interest receivable	£m	268.3	288.7	346.1	391.2	450.7
Other income and charges	£m	102.2	120.9	130.3	169.8	209.0
Total income	£m	370.5	409.6	476.4	561.0	659.7
Operating expenses – ongoing	£m	116.9	130.6	149.1	169.0	194.3
Operating expenses – non-recurring[1]	£m	3.6	–	–	2.3	5.6
Operating expenses – amortisation of goodwill	£m	–	–	–	1.5	3.6
Covenant to The Northern Rock Foundation	£m	10.8	12.5	14.8	16.3	19.3
Provisions for bad and doubtful debts	£m	11.9	16.9	34.5	43.1	48.7
Amounts written off fixed asset investments	£m	–	1.0	1.5	2.6	1.4
Provision for loss on disposal of care homes	£m	12.2	3.1	–	–	–
Profit on ordinary activities before tax	£m	215.1	245.5	276.5	326.2	386.8
Tax on profit on ordinary activities	£m	74.8	66.0	83.7	96.5	112.2
Profit on ordinary activities after tax	£m	140.3	179.5	192.8	229.7	274.6
Total assets under management	£m	20,700	24,860	31,116	41,920	51,993
Growth in total assets under management	%	14	20	25	35	24
Average interest earning assets	£m	18,979	22,588	27,524	36,036	46,435
Mean assets under management	£m	19,457	22,780	27,988	36,518	46,956
Retail deposits	£m	11,090	12,052	13,370	15,336	16,343
Shareholders' funds	£m	893	926	1,063	1,210	1,388
Risk asset ratio – overall	%	13.8	13.6	12.9	15.5	14.3
Risk asset ratio – tier 1	%	8.8	9.1	8.5	9.4	9.3
Gross lending	£m	4,134	6,362	8,853	12,584	17,315
Net lending	£m	1,949	3,621	5,127	6,697	8,514
Loan balances acquired	£m	–	–	–	1,544	–
Increase in retail balances	£m	306	963	1,318	773	1,007
Retail balances acquired	£m	–	–	–	1,193	–
Increase in profit after tax[2]	%	4	11	12	19	20
Net interest margin	%	1.41	1.28	1.26	1.09	0.97
Total income : mean assets	%	1.93	1.92	1.95	1.90	1.89
Total income : mean assets under management	%	1.90	1.80	1.70	1.54	1.40
Operating expenses[3] : total income[4]	%	31.6	31.9	31.3	30.1	29.8
Operating expenses[3] : mean assets under management	%	0.60	0.57	0.53	0.46	0.41
Provisions : mean advances to customers	%	0.08	0.10	0.18	0.19	0.19
Return on equity[2]	%	18.1	18.9	19.4	20.2	21.1
Post-tax return on mean assets under management[2]	%	0.79	0.76	0.69	0.63	0.58

1. Non-recurring costs represent
    1999 – non-recurring net costs of reorganisation
    2002 – non-recurring costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General
    2003 – non-recurring costs incurred in relation to the closure of certain branches
2. Before the post-tax effect of non-recurring costs of reorganisation and provision for loss on the disposal of care homes
3. Before non-recurring costs
4. Before surplus on sale of credit card portfolio

2004

28 January 2004	Preliminary results for year ended 31 December 2003
27 April 2004	Annual General Meeting
28 April 2004	Ex-dividend date for final dividend for 2003
30 April 2004	Record date for final dividend
28 May 2004	Payment date for final dividend
20 July 2004	Interim results for half year to 30 June 2004
29 September 2004	Ex-dividend date for interim dividend for 2004
1 October 2004	Record date for interim dividend
29 October 2004	Payment date for interim dividend

2005

26 January 2005	Preliminary results for year ended 31 December 2004
26 April 2005	Annual General Meeting
27 April 2005	Ex-dividend date for final dividend for 2004 (provisional)
29 April 2005	Record date for final dividend (provisional)
27 May 2005	Payment date for final dividend
20 July 2005	Interim results for half year to 30 June 2005
28 September 2005	Ex-dividend date for interim dividend for 2005 (provisional)
30 September 2005	Record date for interim dividend (provisional)
28 October 2005	Payment date for interim dividend

Northern Rock plc, Registered Office: Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL
Registered in England and Wales under Company Number: 3273685
www.northernrock.co.uk



Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of appointment	05	01	2005
†Date of Birth	24	12	1957

Appointment form

Appointment as director ✔ as secretary ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Anne Menze (commonly known as Andy)

Surname: Kuipers

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: Spring House, Brunton Lane, North Gosforth

Post town: Newcastle Upon Tyne Postcode: NE13 7NT

County / Region: Tyne and Wear Country: England

†Nationality: Dutch †Business occupation: Bank Executive

†Other directorships (additional space overleaf): None

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 5.1.05

* Voluntary details.
† Directors only.
**Delete as appropriate

A ~~director~~, secretary etc must sign the form below.

Signed [signature] **Date** 5.1.05

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Group Secretary
Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne
Tel 0191 2794139
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form April 2002

Company Number 5273685

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year		Day	Month	Year
Date of appointment	0 5	0 1	2 0 0 5	†Date of Birth	2 7	0 9	1 9 6 1

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Michael James

Surname: Queen

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 25 Broad Highway

Post town: Cobham Postcode: KT11 2RR

County / Region: Surrey Country: England

†Nationality: British †Business occupation: Investment Banker

†Other directorships (additional space overleaf): See attached sheet

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature [signature] Date 7/1/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 11.1.05

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Group Secretary
Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne
Tel 0191 2794139
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

† Directors only.

†Other directorships	See attached sheet for Mr Michael James Queen

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Appendix to 288a

Northern Rock plc
Company No. 3273685

Michael James Queen

Current Directorships

3i plc
3i Group plc
3i Holdings plc
Ship Mortgage & Finance Corporation
3i EF3 GPB Limited
3i Investments plc
British Venture Capital Association
3i International Holdings

Former Five Years' Directorships (Companies incorporated in Great Britain)	**Resigned**
3i Finance Limited (now called Mayflower GP Limited)	30/1/01
3i Asset Management Limited	29/1/02

Jan 05

Companies House
— for the record —

288a

Please complete in typescript, or in bold black capitals.

CHWP000

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of appointment	01	03	2005
†Date of Birth	09	10	1944

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Miss *Honours etc:

Forename(s): Rosemary, Anne

Surname: Radcliffe

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 22 Lilyville Road

Post town: Fulham Postcode: SW6 5DW

County / Region: London Country: England

†Nationality: British †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 9/3/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 9/3/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Company Secretary
Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne
Tel 0191 2794139
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form April 2002

† Directors only.

†Other directorships

European Business Forum
Newcastle International Airport Limited
NIAL Holdings PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE IN 2005

Documents Filed with Companies House		Date Distributed	Required Distribution Date	Source of Requirement
1.	Form 288a Appointment of Director/Secretary	5 January 05 5 January 05 5 January 05 1 March 05	14 days from occurrence	CA85 S.288
2.	Annual Accounts up to 31 December 2004 including Directors' Remuneration Report	26 April 05	7 months from accounting reference date	CA85 S.242
3.	Form 363s Annual Return 31 October 2005	18 November 05	28 days after return date	CA85 S.363
4.	Ordinary and Special Resolutions passed on 25 April 2005	26 April 05	Within 15 days after it was passed or made	CA85 S.380
5.	Offering Circular U.S.$15,000,000,000 Euro Medium Term Note Programme	9 May 05	ASAP following publication	Section 83 of the FSMA
6.	Amendments to Memorandum & Articles of Association 25 April 2005	26 April 05	Within 15 days after they come into force	CA85 S.18

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FLR" means the former listing rules made by the FSA (as competent authority under Part VI of the FSMA) and which were in force prior to 1 July, 2005.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 – these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

RECEIVED
2006 SEP 21 A 9:72
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 288A

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of appointment	0 5	0 1	2 0 0 5
†Date of Birth	1 8	0 7	1 9 5 6

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Keith McCallum

Surname: Currie

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 27 Lindisfarne Road, Jesmond

Post town: Newcastle Upon Tyne Postcode: NE2 2HE

County / Region: Tyne and Wear Country: England

†Nationality: British †Business occupation: Bank Executive

†Other directorships (additional space overleaf): See attached sheet

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature K.M.Currie **Date** 5/1/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 5.1.05

(~~**a director~~/secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Group Secretary

Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne

Tel 0191 2794139

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 3273685

† Directors only.

†Other directorships	See attached sheet for Mr Keith McCallum Currie

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Appendix to 288a

Northern Rock plc
Company No. 3273685

Keith McCallum Currie

Director:	Northern Rock Mortgage Indemnity Co. Limited
	Granite Mortgages 00-1 plc
	Granite Mortgages 00-2 plc
	Granite Finance Funding Limited
	Granite Finance Funding 2 Limited
	Granite Mortgages 01-1 plc
	Granite Mortgages 01-2 plc
	Granite Mortgages 02-1 plc
	Granite Mortgages 02-2 plc
	Granite Mortgages 03-1 plc
	Granite Mortgages 03-2 plc
	Granite Mortgages 03-3 plc
	Granite Mortgages 04-1 plc
	Granite Mortgages 04-2 plc
	Granite Mortgages 04-3 plc
	Granite Master Issuer plc
	Granite Finance Holdings Limited
	Moore Investments Limited
	Dolerite Funding No.1 plc
	Dolerite Options Limited
	Flint Options Limited
	Flint Receivables Holdings
	Flint Consumer Loans No. 1 plc

Dec 04

ANNUAL ACCOUNTS

Annual Report and Accounts 2004

CONTENTS

MISSION STATEMENT

Northern Rock is a specialised lending and savings bank which aims to deliver superior value to customers and shareholders through excellent products, efficiency and growth.

COMPANY STRATEGY

Northern Rock is a specialised lender providing funds for residential mortgages, secured commercial lending and personal finance. We obtain funds from both on-shore and off-shore personal savings, wholesale money markets and from the securitisation of mortgage assets.

The Northern Rock strategy encompasses efficiency, growth and value for both customers and shareholders.

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency is enhanced by low cost, effective distribution and enables competitive pricing. Capital efficiency is achieved by optimising the use of debt and equity capital.

By growing lending and improving the mix of higher margin products, Northern Rock aims to grow earnings and improve returns to shareholders, at the same time as providing innovative and consumer friendly products to our customers.

THE VIRTUOUS CIRCLE



Cost control
Enhanced eps growth
Improved returns
Enhanced capital efficiency
Competitive products, product innovation and transparency
High quality asset growth

CHAIRMAN'S STATEMENT

Dr M W Ridley

I took on the chair of Northern Rock in April 2004 from Sir John Riddell, whose four years as Chairman saw not only significant growth in assets under management, but also a near doubling of the share price. That record speaks for itself, and I pay tribute to the skill and good humour with which he ran the Board of Northern Rock. He will be a hard act to follow.

Northern Rock once again hit its strategic targets in 2004 despite intense competition, expensive regulation and a sharply slowing market. We grew both assets and profits to record levels. We achieved this by sticking to the markets we know best, maintaining our position as the most cost-effective mortgage lender in the UK and continually adjusting our products to attract profitable business.

This performance has not come at the expense of service to customers, where Northern Rock remains committed to continually improving efficiency, transparency and fairness. Our customers benefit from our "Open Book" policy of making our new mortgage products available to existing borrowers as well as new customers.

Statutory mortgage regulation became effective on 31 October 2004. Extra regulation has plainly added to costs and erected barriers to entry. This may in the long run hamper competition, which has been the most powerful force in getting customers value for money in the mortgage market. None the less, we were compliant with the new regime from the first day.

Northern Rock is a global company in terms of where it raises funds, a national company in terms of where it lends and a regional company in terms of where it employs people: most of our employees are in the North-East of England. During 2004 we created over 1,000 new jobs based in the North-East. The latest stage of our Head Office expansion, which neared completion in 2004, will add capacity for a further 1,000 jobs. We also have plans to redevelop part of our Head Office accommodation to provide facilities for another 1,400 staff.

CHAIRMAN'S STATEMENT (continued)

ECONOMIC AND MARKET BACKGROUND

The British economy remains in reasonable shape in 2005. With the Bank of England Base Rate still low by historical standards, continued low unemployment, well controlled inflation and stable economic growth, the UK continues to offer an attractive environment for home ownership, especially given the limited supply of rented accommodation.

House price inflation has eased, and we expect it to be in line with earnings growth for the next few years. Barring surprises, we see little prospect of a crash, given that mortgages are still comparatively affordable and that credit quality remains good.

We fund our lending from retail deposits, wholesale funding, securitisation and covered bonds. All four funding arms are important to us, and give us access to large international markets where we work to ensure that the supply of affordable funding does not constrain the growth of profitable lending.

SOCIAL RESPONSIBILITY

Northern Rock's primary social responsibility is to prosper. By offering competitive rates to both savers and borrowers, we benefit them. In growing, we benefit our employees by providing new jobs and better working conditions. By meeting our targets, we benefit our shareholders and other key stakeholders.

Likewise, in order to do well it pays us to be a socially responsible business. By that I mean that Northern Rock will prosper if we recruit from all sections of the community, if we find flexible employment practices that suit those who want to work appropriate hours to balance life and work, if we provide good facilities for staff and if we minimise harmful impacts on the environment from our activities. There is, in other words, no conflict between creating shareholder value and being socially responsible. To ensure that we set the highest possible standards of personal and corporate ethics, provide good customer service and give employees a good working environment, we encourage assessments by Ethical Investments

Research Services, support the Work-Life Balance Initiative and maintain a high position in the Business in The Environment Index. But we do not mistake such commitments for action.

On top of the good we can do by doing well, we also remember those not benefiting directly from our prosperity. Northern Rock is consistently one of the top UK companies for corporate giving, because of its donation of 5% of pre-tax profits to The Northern Rock Foundation. In 2004 this amounted to £21.6m. The Foundation supports local charities and community causes mainly in the North-East of England, a region that is comparatively under-served by charities. I am particularly pleased that our staff continue to take part in voluntary initiatives, fund-raising, mentoring and secondment programmes.

CORPORATE GOVERNANCE

This year has seen substantial changes to the Combined Code on Corporate Governance, with which the Board is obliged to comply or explain. We are in a position to comply with the code in full. The Board's procedures and practices ensure that it identifies and controls risks to the business in a transparent and accountable way. The results of our Board evaluation and appraisal process are summarised in the Corporate Governance statement.

I am pleased that since the year-end, we have strengthened the Board with four new appointments. Two senior executives, Keith Currie, our treasurer, and Andy Kuipers, our sales and marketing director, both joined the Board from 5 January 2005. Michael Queen, an executive director of 3i Group plc, joined the board as a Non-Executive Director on the same date. Furthermore, Rosemary Radcliffe, former complaints commissioner of the FSA and former chief economist of PricewaterhouseCoopers, will also join the Board as a Non-Executive Director, with effect from 1 March 2005.

DIVIDEND

Your board is recommending a final dividend of 18 pence per share making a total for the year 26.5 pence – an increase of 13.7 % on 2003.

CONCLUSION

In highly competitive markets we have once again risen to the challenge and hit strategic targets in 2004. Our business model remains robust: we keep costs low, invest in product and process innovation, give our customers transparency and so add low-risk assets to our balance sheet to provide attractive returns to our shareholders. We fund this growth through retail, wholesale and securitised channels.

We have always told shareholders that we can perform well in a weak housing market as well as a strong one. Our results differentiate us from our competitors and if, as expected, the housing market slows further in the coming year it will remain sufficiently large to enable us to achieve our targets without compromising on credit quality.

I am grateful to my Board colleagues, to management and all Northern Rock staff for their ingenuity, hard work and success in 2004.

CHIEF EXECUTIVE'S REPORT

Adam J Applegarth

In 2004 Northern Rock delivered excellent results including:

- RECORD PRE TAX PROFITS OF £431.2 MILLION - A LIKE-FOR-LIKE INCREASE OF 13.0%
- ASSETS UNDER MANAGEMENT OF £64.9 BILLION - AN INCREASE OF 24.9%
- RECORD NET LENDING OF £12.9 BILLION - AN INCREASE OF 51.9% AND A MARKET SHARE OF 11.2%
- RATIO OF COSTS TO ASSETS UNDER MANAGEMENT IMPROVED TO 0.38% (2003 UNDERLYING - 0.41%)
- RETURN ON EQUITY OF 21.3%
- TOTAL DIVIDEND PER SHARE 26.5P - AN INCREASE OF 13.7%
- THE NORTHERN ROCK FOUNDATION - SUPPORTING CHARITABLE CAUSES - TO RECEIVE £21.6 MILLION

2004 has been a very challenging year and so I am delighted to announce results that show record growth, record profits and further improvement in earnings per share.

High quality asset growth and cost efficiency form the essence of our strategy. Through a combination of being a small stock player, having a unit cost advantage and retaining customers, whilst attracting new borrowers and savers, we are able to grow our assets under management strongly, leveraging our equity capital to enhance shareholder returns. Cost efficiency is key to our strategy, as this allows profitable growth of the business and the manufacture of competitive products for our customers.

Our core products of mortgages, savings and personal loans all performed well in 2004. They were complemented by general insurance and protection products offered in conjunction with our partners, providing our customers with both choice and peace of mind.

During 2004 we invested significantly in our infrastructure, both in terms of technology and commencement of the latest phase of planned building expansion at our Head Office site. The demands of regulation show no signs of abating and our cost base also absorbed an extra £3.6 million from increased regulatory requirements. However, growth in operating expenses was well contained.

We continue to pursue a multi-channel distribution strategy and have opened several specialist mortgage branches in key areas around the country. These additions further strengthen our franchise and provide a logical extension to complement our existing network. In addition to this important investment, we continue to invest in other channels, encouraging e-business links with both mortgage intermediaries and direct customers.

LENDING

During 2004 we once again delivered record levels of low risk lending. Gross lending was £23,342 million, an increase of 34.8% over the previous year, with net lending of £12,932 million, an increase of 51.9%. We achieved gross residential lending of £20,051 million, an increase of 31.8% over 2003 and net residential lending of £11,383 million, an increase of 44.8%, which represented 11.2% of the UK market.

Our mix of new residential lending during the first half of 2004 reflected the shift in customer preferences towards discounted products. In the second half, as interest rates moved closer to their cyclical peak and the price of fixed rate products reduced, short term fixed rate lending was more prevalent. Our lifestyle range of products, including our credit bundling product, "together", residential Buy to Let and Lifetime Home Equity Release Mortgages (HERM), which allow older borrowers to withdraw equity from their home to aid retirement income, continued to be popular. We remain at the forefront of providing a competitive choice of products for homeowners and homebuyers, whether they are new or existing customers.

With the Bank Base Rate remaining low by historical standards, continued low unemployment, inflation well controlled and stable UK economic growth rates, fundamentals will remain supportive to home ownership. The remortgage market, which accounted for around 40% of UK gross lending in 2004, will also remain strong, particularly as interest rates appear close to their cyclical peak and the incidence of overhanging redemption charges has diminished.

Due to our relative size and focus on the retention of existing customers our net lending figures are higher than our natural share of the market. Our competitive pricing and transparent approach,

combined with our Mortgage Review Service support our retention performance and limit the impact of redemptions from our portfolios. Consequently our net lending is very strong with volume growth of gross lending being leveraged further by low redemptions.

As borrowers seek to refinance to obtain better deals, Northern Rock, with its unit cost advantage and transparent policy, remains well placed to deliver its growth objectives. As a result Northern Rock should not be considered as a proxy for either the housing market or the industry's net lending figures. We are a major player in the wider mortgage market, which importantly includes remortgaging and remains a key part of our growth plans.

We have grown our commercial lending and personal unsecured lending portfolios steadily, maintaining our emphasis on quality. We maintain an appropriate balance in these books relative to our overall assets under management.

FUNDING

Funding remained strong during 2004. All three traditional funding arms – retail funding, wholesale funding and securitisation – continued to perform well. We added a fourth stream by completing an inaugural covered bond issue in April 2004. Our funding platform is flexible, diverse and robust.

Our retail funding franchise remains an important part of our funding strategy. Retail funding inflows were restrained during the first half of the year following successful non-retail activities. During the second half, however, we funded strongly attracting over £1 billion of new funds, representing our strongest ever half-year performance. The overall increase in retail balances during 2004 was £896 million resulting in total retail balances under management of £17.2 billion at the year-end.

We have a broad distribution platform of branch, postal, telephone and on-line accounts, as well as off-shore and Ireland operations, which we will continue to develop. In particular we have seen strong inflows in our Silver Savings account, for over 50's, which attracted balances of over £1.25 billion, following its launch in September 2004. We also funded strongly in fixed rate bonds where contractual guarantees provided customers with added confidence.

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. We have continued to develop our non-retail funding in international markets with further funding diversification in Continental Europe, North America and Asia. By diversifying our funding geographically and by mixing the term of funding appropriately over short, medium and long term horizons we are able to underpin our growth aspirations, whilst reducing the risk to our platform. During the year net new wholesale funding totalled £2.77 billion, increasing balances to £19.7 billion.

Our residential securitisation programme is firmly established as a reliable source of funding, a reflection of the high credit quality of Northern Rock's loan book and the huge investor appetite for this type of financial instrument. During 2004, we issued £11.1 billion of securitised notes. Assets under management subject to securitisation now amount to £22.3 billion, representing 40% of our lending portfolios. Securitisation, with increasing diversification, will continue to play an important role in funding our future growth plans as well as contributing to capital efficiency.

Already in 2005 we have raised a further US$1.75 billion under our US Medium Term Note programme and £4.5 billion from our fourteenth residential securitisation transaction further strengthening the split between short term and medium term funding.

CREDIT QUALITY

The credit quality of our assets remains very strong. We do not attract volume growth at the expense of quality. The credit quality of our lending is excellent and continues to be tightly monitored and controlled. We operate rigorous underwriting processes that include credit checking and affordability tests. Our monthly behavioural scoring system confirmed during 2004 that there were no early warning signs of significant credit deterioration. Even though mortgage balances have grown significantly, we have not increased our appetite for risk.

The arrears performance of our residential lending book improved further during 2004 with only 0.37% of accounts three months or more in arrears compared with 0.45% the year before. Once again, despite significant growth in mortgages under management we have been able to reduce the percentage of loans in arrears. Overall our residential arrears remain below half the industry average.

Commercial loan arrears and standalone personal unsecured loan arrears are also significantly better than industry average, reflecting our policy of attracting high quality lending. Our provisioning policies remain prudent and we have no loan exposure outside the UK, nor exposure to unsecured commercial lending or leasing.

OUTLOOK

Our strategy of combining competitive products, effective distribution and efficient customer service, driven off a low unit cost base works well. We will continue to develop our business so that it is highly focussed, resilient and scalable to meet our growth aspirations. By continuing to deliver our strategic targets and maintaining our responsible approach to lending we will continue to enhance value for our customers and our shareholders in the future.

We expect the housing market to slow but activity will be underpinned by relatively low interest rates, continuing low levels of unemployment and a restricted supply of new housing stock. The attractive pricing for new customers and the further erosion of overhanging redemption charges should ensure that levels of remortgaging will more than offset the level of slowdown in the housing market. Our small market share allows us significant room for growth regardless of overall market performance. This should enable us to achieve our strategic growth range of 20% +/– 5% in high quality, low risk, assets under management.

We are relatively small, have a unit cost advantage, retain existing customers well and are increasingly good at attracting new loans. Our broad funding platform, efficient distribution network and continued investment in buildings, systems and people will enable us to originate and service increased volumes of profitable business. We are therefore well placed to continue to deliver strong growth in high quality, low risk assets. Our strategic targets remain unchanged for 2005 and beyond, reflecting our confidence in our business model to deliver and maintain shareholder value.

THE BOARD

During 2004, the number of meetings attended by each Director was as follows:

	Board	Audit	Nominations	Remuneration	Chairman's	Risk
Number of meetings held in 2004	**11**	**6**	**3**	**2**	**1**	**4**
Non – Executive Directors						
Dr M W Ridley, BA, D.Phil Chairman - (appointed Chairman 27 April 2004)	**11**	**3**	**3**		**1**	**1**
Sir George Russell, CBE, D.Eng., BA – Senior Independent Director	**7**	**4**		**2**		**2**
Sir Derek Wanless, MA, FCIB, MIS	**10**	**5**	**3**	**1**		**4**
N Pease, BA	**10**	**5**		**2**		**4**
Sir Ian Gibson, CBE	**10**	**5**	**3**	**2**		**4**
N A H Fenwick, MA	**10**	**6**		**1**		**3**
Sir John Riddell, Bt., CVO, MA, CA - (Retired 27 April 2004)	**4**		**1**			
Sir David Chapman, Bt., DL, B.Comm - (Retired 27 April 2004)	**3**	**1**				
Executive Directors						
A J Applegarth, BA	**11**				**1**	**4**
D F Baker, BSc, FCIB	**11**				**1**	**4**
R F Bennett, FCA, ACMA, IPFA	**11**				**1**	**4**

EXECUTIVE DIRECTORS

R F Bennett
Group Finance Director

K M Currie
Treasury Director
(appointed 5 January 2005)

C Taylor
Company Secretary

A M Kuipers
Sales & Marketing Director
(appointed 5 January 2005)

A J Applegarth
Chief Executive

D F Baker
Chief Operating Officer

Dr M W Ridley, BA, D.Phil

Matt Ridley (aged 47), was appointed Chairman of the Company on 27 April 2004. He was appointed as a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society on 1 June 1994. Dr Ridley is an author and businessman who also holds other Non-Executive Directorships which include Northern Investors Company PLC, Northern 2 VCT plc and P A Holdings Limited. He is Chairman of both the Nominations and Chairman's Committees.

A J Applegarth, BA

Adam Applegarth (aged 42) has worked for Northern Rock for 21 years. He became an Executive Director of Northern Rock Building Society in January 1996, was appointed as an Executive Director of Northern Rock plc in October 1996 and subsequently became the Company's Chief Executive in March 2001. Mr Applegarth is a governor of the Royal Grammar School, Newcastle upon Tyne. Mr Applegarth is a Member of both the Chairman's and Risk Committees.

D F Baker, BSc, FCIB

David Baker (aged 51) was appointed as the Company's Chief Operating Officer in January 2001. He became an Executive Director of Northern Rock Building Society in January 1996 and was appointed as an Executive Director of Northern Rock plc in October 1996. He is a Fellow of the Chartered Institute of Bankers. In his present role he is responsible for the direction and management of the Company's operations and in particular, Retail Savings, Credit, Customer Services, Personnel, Premises and Legal and Compliance. Mr Baker is Chairman of The Newcastle Employment Bond Limited and a Trustee of the University of Newcastle upon Tyne Development Trust. Mr Baker is a Member of both the Chairman's and Risk Committees.

R F Bennett, FCA, ACMA, IPFA

The Group Finance Director, Bob Bennett (aged 57), is a Chartered Accountant. He became an Executive Director of Northern Rock Building Society in November 1993 and was appointed as an Executive Director of Northern Rock plc in November 1996. In his present role, he is responsible for Finance, Treasury, Securitisation, Internal Audit, Risk Management and Institutional Relations. Mr Bennett is also a Trustee of the Northern Rock Pension Scheme and a Non-Executive Director of Greggs plc. Mr Bennett is a Member of both the Chairman's and Risk Committees.

K M Currie

Keith Currie, (aged 48) was appointed to the Board as an Executive Director in January 2005. Mr Currie is responsible for the management of the Company's Group Treasury function including liquidity, wholesale funding, derivative portfolios and the management of the Company's securitisation funding and covered bond programmes. Mr Currie is a Member of the Chairman's Committee.

N A H Fenwick, MA

Adam Fenwick (aged 44), was appointed to the Board as a Non-Executive Director in November 2003. He is an Executive Director of Fenwick Limited and a Non-Executive Director of John Swire and Sons Limited. He is also a Trustee of Newcastle Theatre Royal Trust Limited. Mr Fenwick is a Member of both the Audit and Remuneration Committees.

Sir Ian Gibson, CBE

Sir Ian Gibson (aged 58), was appointed to the Board as a Non-Executive Director in September 2002. He is Chairman of BPB plc and a Non-Executive Director of GKN plc and Chelys Limited. He was also a member of the Court of the Bank of England from 1999 to 2004. Sir Ian is a Member of the Audit, Nominations, Risk, and Remuneration Committees.

A M Kuipers

Andy Kuipers (aged 47), was appointed to the Board as an Executive Director in January 2005. He is responsible for the co-ordination and direction of the Group's sales, marketing, products and new mortgage loans processing activities. Mr Kuipers is a Member of the Chairman's Committee.

N Pease, BA

Nichola Pease (aged 43), is Chief Executive of J O Hambro Capital Management Limited and a Non-Executive Director of Grainger Trust PLC. She was appointed as a Non-Executive Director of Northern Rock plc in February 1999. Ms Pease is Chairman of the Remuneration Committee and is a Member of the Audit Committee.

M J Queen, BA, FCA

Michael Queen (aged 43) is the Finance Director of 3i Group PLC. He was appointed to the Board as a Non-Executive Director in January 2005. Mr Queen is a Member of both the Audit and Remuneration Committees.

Sir George Russell, CBE, D.Eng., BA

The Senior Independent Director, Sir George Russell (aged 69), was appointed a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society as a Non-Executive Director in 1985. He is also Deputy Chairman of ITV plc. Sir George is a Member of both the Remuneration and Risk Committees.

Sir Derek Wanless, MA, FCIB, MIS

Sir Derek Wanless (aged 57), joined the Board as a Non-Executive Director in March 2000. He was previously Group Chief Executive of National Westminster Bank plc from 1992-1999. He is also a Non-Executive Director of Northumbrian Water Group plc. Sir Derek is Vice Chairman of the Statistics Commission and a Trustee of the National Endowment for Science, Technology and the Arts. Sir Derek is Chairman of both the Audit and Risk Committees and a Member of the Nominations and Remuneration Committees.

Note: On 27 April 2004 Sir John Riddell and Sir David Chapman retired from the Board of Directors.

Northern Rock plc (the Company) regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to the Company's shareholders for corporate governance, and the following describes how the Company applies the principles and provisions contained in the Combined Code of Corporate Governance published in July 2003 (the Combined Code). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code and, where they do not do so, to provide a clear explanation of why they do not comply. For the period 1 January 2004 to 31 December 2004, the Company complied with all aspects of the Combined Code.

THE BOARD OF DIRECTORS

The Board of Directors meets regularly throughout the year, retains full and effective control over the Company and its subsidiaries (the Group), is collectively responsible for the success of the Group and determines its strategy and policies whilst monitoring performance. The Board met eleven times during 2004 and, after the retirement of Sir John Riddell and Sir David Chapman on 27 April 2004, comprised the Chairman, the Senior Independent Director, four other Non-Executive Directors, the Chief Executive and two other Executive Directors.

The Board has a formal written schedule of matters reserved for its review and approval and has adopted a detailed procedures manual which covers the responsibilities and procedures of the Board, its Committees and its officers. This includes setting policies for Balance Sheet structural risk management, the raising of Non Retail Funds, Liquidity and Credit Risk, the setting of capital expenditure budgets, the declaration of dividends and the approval of the Annual Report and Accounts.

Authority for the execution of approved policies has been delegated by the Board to the Company's Executive Committee and the Chief Executive. The Executive Committee comprises the Chief Executive, the other Executive Directors and the Company Secretary.

Within the parameters set out in the Committee's terms of reference, the Executive Committee has responsibility for facilitating the Company's effective operation to ensure that it meets its objectives through the implementation of the Strategic and Operational Plans. The Committee also monitors developments in the Company's core markets, and examines, appraises and reviews defence initiatives, potential acquisitions and corporate finance initiatives. It also establishes processes to control, appraise and review the implementation of any new procedures that are agreed upon.

The Management Board Asset and Liability Committee is responsible for overseeing the management and review of the Company's balance sheet risk profile and processes together with the Company's balance sheet, profit and loss and liquidity profiles. In addition, the Committee has authority to authorise use by the Company of structured financial products and private equity investments in accordance with the polices and procedures set down in the Corporate Finance and Structured Financial Policy statement approved by the Board.

A clear division of responsibility exists between the Chairman, who is responsible for running the Board, and the Chief Executive who has responsibility for running the business. This division is clearly set out in the Chairman's letter of appointment and the Chief Executive's job description.

APPOINTMENTS TO THE BOARD

The Company's Articles of Association require that each Director stands for re-election at least every three years and that Directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The Directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

The Company's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday.

DIRECTORS

More than half of the Board comprises Non-Executive Directors all of whom have experience in a wide range of commercial and banking activities. The Board considers all of the Non-Executive Directors to be independent for the purposes of the definition in the Combined Code. This requires the Board to determine whether each Director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgement.

Sir George Russell, who was appointed Senior Independent Director of the Company on 27 April 2004, was first elected to the Board as a Non-Executive Director in September 1997 immediately prior to demutualisation, having served as a Director of Northern Rock Building Society between 1985 and 1997. The Board has no hesitation in confirming Sir George's independence for Combined Code purposes, and is satisfied that his period of service as a Director of Northern Rock Building Society should not be aggregated with his period of service as a Director of the Company in view of the different legal structure and business objectives of the two entities. The Board is also satisfied that Sir George's deferred membership of a Northern Rock Building Society pension scheme does not affect his independence. Sir George ceased to accrue pension benefits after 30 June 1997 and will become eligible to receive a pension on 25 October 2005 or on his earlier retirement from the Company. In accordance with the Company's policy Sir George Russell will retire from office at the conclusion of the 2006 AGM.

As a highly experienced company director, Sir George's sound judgement and challenging approach ensure that he makes a significant contribution to the work of the Board and its Committees. He and the other Non-Executive Directors also provide close scrutiny of the performance of management and the reporting of its performance.

It is the Company's policy that every Director should receive appropriate training on the first occasion that he or she is

appointed to the Board, and subsequently as necessary. A detailed induction process exists for new Directors and, to ensure that Directors are able to discharge their responsibilities effectively, this is supported by an ongoing training programme. As part of the annual appraisal process, Directors are asked to identify areas where additional training is required.

To enable the Board to function effectively, all Directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. The Company arranges additional, specific training or support for any Director who requests it.

The Chairman ensures that all Directors are properly briefed on issues to be discussed at Board meetings. All Directors are able to obtain further advice or seek clarity on issues raised at Board meetings from within the Company or from external professional sources. All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. Additionally, the Company Secretary provides regular reports to the Board to ensure that it remains up to date on the latest regulatory, legal and governance developments relevant to the Company and its officers. Where necessary, the Directors are able to take independent professional advice at the Company's expense.

CHAIRMAN'S APPOINTMENT

As announced on 17 July 2003 Dr M W Ridley succeeded Sir John Riddell as Chairman of the Company on 27 April 2004. The selection process to identify Sir John's successor commenced in 2002 and was conducted by the Nominations Committee in accordance with governance standards and best practice in force prior to the publication of the revised Combined Code.

The Nominations Committee concluded that Dr Ridley was the best person for appointment as Chairman because of his exceptional leadership skills and business acumen. Additionally, the Committee concluded that Dr Ridley satisfied the important requirements of demonstrating experience of the way in which the Company operated and an understanding of how it developed so that he was best equipped to lead its continued evolution.

Dr Ridley was first elected to the Board in September 1997. In the opinion of the Board, Dr Ridley was independent (for the purposes of the revised Combined Code) on his appointment as Chairman. Dr Ridley's letter of appointment sets out his role and responsibilities and the time commitment expected of him. A copy of his letter of appointment will be available for inspection at the Annual General Meeting.

BOARD APPRAISAL

The Combined Code requires that Non-Executive Directors, the Board and its Committees should be subject to annual appraisal. Where a Non-Executive Director is proposed for re-election beyond six years, the proposal should be subject to a particularly rigorous review, and should take into account the need for progressive refreshing of the Board.

All Executive Directors, Non-Executive Directors and the Chairman were subject to an appraisal during the financial year under review to ensure that their contribution continued to be of the highest standard. The Chief Executive and all of the Non-Executive Directors were appraised by the Chairman whilst the appraisal of the Group Finance Director and Chief Operating Officer was completed by the Chief Executive. The Senior Independent Director conducted the appraisal of the Chairman, after meeting with the Non-Executive Directors in absence of the Chairman and having also canvassed the opinions of the Executive Directors.

For the year under review, the conclusion of the appraisal exercise was that each Non-Executive Director, Executive Director and the Chairman demonstrated a continued commitment and effective contribution to their position. The terms of appointment of each Non-Executive Director have been renewed for a further year with effect from 1 January 2005, subject to re-election where appropriate at the Annual General Meeting to be held in April 2005.

As part of the appraisal exercise, each individual also completed an evaluation of the Board and its Committees to enable the Secretary to report to the Board on how effective each was in discharging its responsibilities. The appraisal exercise was completed by the Board considering and debating the Secretary's report and reviewing the respective strengths and weaknesses of the Board, its members and its Committees. The Secretary reported to the Board that the evaluation of the Board and its Committees showed that they were discharging their responsibilities effectively and confirmed the process also provided useful feedback that would be used to improve current practice and procedures.

BOARD COMMITTEES

In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of Committees to assist it in the way that it deals with matters that are reserved for its consideration. The Chairman and membership of each Committee are set out on page 17.

Each Committee has detailed terms of reference clearly setting out its remit and authority. In accordance with the Combined Code, the terms of reference of the Audit, Nominations, Remuneration and Risk Committees are available on the Company's website and on request in writing from the Company Secretary.

In addition to the meetings of the Board and the Committees which took place throughout the year, the Chairman also held meetings with Non-Executive Directors in absence of the Executive Directors and Sir George Russell met with the Non-Executive Directors in absence of the Chairman and the Executives.

The following paragraphs set out details of the Committees and the particular work that they undertake.

AUDIT COMMITTEE

The Audit Committee comprises five independent Non-Executive Directors and met six times during 2004. It considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements

that may affect the Group. It also reports to the Board on both financial and non-financial controls. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors. In February 2004 the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2004 Annual General Meeting.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings and have direct access to the Audit Committee and its Chairman at all times. The Chief Internal Auditor provides further assurance that the significant risks identified by the business are properly managed. The Chief Internal Auditor has direct access to the Audit Committee and its Chairman. The Executive Directors are not members of the Audit Committee but attend meetings by invitation of the Audit Committee, as necessary, to facilitate its business.

The Audit Committee reviews the internal control system on behalf of the Board and is also responsible for reviewing the effectiveness of the Internal Audit function. At each meeting the Committee receives reports of reviews conducted throughout the Company by the Internal Audit and (periodically) Compliance functions.

The Combined Code requires the Board to be satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The Board is satisfied in this regard and, in addition, in the opinion of the Board the qualifications of each of the Audit Committee members gives the Audit Committee the breadth of financial experience to discharge its responsibilities.

CHAIRMAN'S COMMITTEE

The principal function of the Chairman's Committee is to review the Company's strategy and to consider any major operational issues or proposals for significant new initiatives that may arise. The Committee only meets as a formal Committee in exceptional circumstances and its activities are reported to the Board. The Committee is made up of the Chairman, the Executive Directors and the Company Secretary.

NOMINATIONS COMMITTEE

The Nominations Committee is made up of the Chairman and two independent Non-Executive Directors. The Committee met three times during 2004. It monitors and reviews the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

During 2004, the Nominations Committee assessed the size of the Board, the attributes of the Board members, the continued growth of the Company and its strategic aims. The Committee concluded that, whilst the Company placed an appropriate level of demand on its Directors, the performance of the Board and its Committees would be enhanced by the appointment of two further Non-Executive Directors and two further Executive Directors.

Spencer Stuart Recruitment Limited was retained by the Company to assist in the identification and recruitment of Non-Executive Directors who would add value to the Board and its Committees. An extensive search by Spencer Stuart Recruitment Limited led to Mr Queen and Miss Radcliffe being considered and recommended to the Board by the Nominations Committee. The Committee also recommended Mr Kuipers and Mr Currie as appropriate candidates for the position of Executive Director.

The Company announced on 5 January 2005 that with immediate effect Mr Queen would be joining the Board as a Non-Executive Director and that Mr Kuipers and Mr Currie would be joining the Board as Executive Directors. Brief biographies of the new appointees are detailed at page 12 of the Annual Report. Mr Queen will augment the Board's financial expertise and has joined the Board's Audit and Remuneration Committees, whilst the promotions of Mr Kuipers and Mr Currie reflect the importance of the Marketing and Treasury functions to the Company's strategy. In addition to these appointments the Company also announced on 5 January 2005 that Miss Radcliffe would join the Board as a Non-Executive Director with effect from 1 March 2005. As a former Independent Complaints Commissioner for the Financial Services Authority, Miss Radcliffe will increase the Board's regulatory expertise and will join the Board's Remuneration and Risk Committees.

The Company believes that the appointment of all four individuals is in the best interests of its shareholders. It should be noted that Spencer Stuart Recruitment Limited has no other connection with the Company.

REMUNERATION COMMITTEE

The Remuneration Committee comprises six independent Non-Executive Directors and met twice in 2004. It is responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities the Remuneration Committee takes professional advice from within and outside the Company. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set in the Articles of Association. The Remuneration Committee also determines the level of remuneration for the Company's Management Board Directors (comprising management at the level immediately below the Board).

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information may be found in the Company's Directors' Remuneration Report.

RISK COMMITTEE

The Risk Committee comprises three independent Non-Executive Directors plus Mr Applegarth, Mr Baker and Mr Bennett. The Risk Committee met four times during 2004. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present their findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasises and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering the major findings of any of the Financial Services Authority or internal/external audit's risk management review and management's response.

To assist the Board in discharging its responsibilities for the setting of Risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy. The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with the statutory requirements and financial reporting standards.

INTERNAL CONTROL

The Board of Directors is responsible for the Group's system of internal control and for annually reviewing its effectiveness. The system of internal control is designed to manage risk rather than eliminate it and in this regard, the Board considers that Northern Rock is a well-controlled, risk-averse business that continues to adopt a prudent stance in the management of risk. The Board has reviewed the effectiveness of the system of internal control and is satisfied that there is a sound system of internal control that safeguards shareholders' investments and the Company's assets.

In accordance with the guidance set out in the Turnbull Guidance on Internal Control, the Company has an ongoing process for identifying, evaluating and managing the significant risks faced by it. This process was in place for the period 1 January 2004 to 31 December 2004 and remained in place on the date that the 2004 Annual Report and Accounts was approved by the Board. As part of the Company's continuing evaluation of Internal Control, the Board has reviewed and (where necessary) updated the process for identifying and evaluating significant risks affecting the business and the policies and procedures by which these risks are managed.

The Company is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organisational structure with clear reporting lines and a commitment to recruiting and training staff governed by appropriate codes of conduct. In addition, the Group maintains procedure manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorisation limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Chief Executive reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Executive Committee, the Risk Committee and the Audit Committee.

A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in note 37 to the accounts. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilised. In addition, regular reporting of all risk exposures is monitored throughout the Company by the Operational Risk Committee whose membership is drawn from each of the Company's departments within which operational risk may arise.

The Company's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

COMMUNICATIONS

A Summary Financial Statement is issued to all shareholders and a copy of the Annual Report and Accounts and The Northern Rock Foundation's report is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk. The Company communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. The Company also deals with a number of written enquiries from shareholders throughout the year.

The Company regards communication with institutional shareholders as important. To ensure that concerns of major shareholders are addressed, the Company has incorporated a number of initiatives into its procedures during 2004. In October 2004 the Company held a governance day, to which the Company's major institutional investors were invited. The day was hosted by the Chairman and attended by the Chief Executive and the

Senior Independent Director. In addition, all of the other Non-Executive Directors were offered the opportunity to attend the presentation. The Company was pleased with the attendance of a number of its investors and found that the day provided an excellent opportunity to engage with shareholders on the Company's governance arrangements.

In addition to the governance day, the Company Secretary reports to the Board on feedback received from shareholders. Additionally, the Chief Executive and Group Finance Director have extensive ongoing contact with shareholders and feedback arising from this is also reported to the Board. Coupled with presentations from analysts and brokers throughout the year, these arrangements ensure that all Directors, both Executive and Non-Executive, remain up to date on the views of major shareholders.

As Senior Independent Director, Sir George Russell is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Group Finance Director has failed to resolve or for which such contact is inappropriate.

To ensure that opportunities are offered to major shareholders to meet with members of the Board, a number of more informal lunches are also held throughout the year where investor feedback on strategy and governance is encouraged.

GOING CONCERN

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group as at the end of the year and of the profit or loss of the Group for the year.

The Directors consider that in preparing the financial statements on pages 46 to 77 appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Company and Group keeps accounting records that disclose with reasonable accuracy at any time the Company and Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

COMMITTEES

Membership of the Board's Committees is set out below.

AUDIT COMMITTEE

+ Sir Derek Wanless (Chairman) (appointed Chairman 27 April 2004)
+ N A H Fenwick
+ Sir Ian Gibson
+ N Pease
+ M J Queen (appointed 5 January 2005)
+ Dr M W Ridley (resigned from Committee 27 April 2004)
+ Sir George Russell (resigned from Committee 31 December 2004)
+ Sir David Chapman, Bt. (retired 27 April 2004)

CHAIRMAN'S COMMITTEE

+ Dr M W Ridley (appointed Chairman 27 April 2004)
* A J Applegarth
* D F Baker
* R F Bennett
* A M Kuipers (appointed 5 January 2005)
* K M Currie (appointed 5 January 2005)
• C Taylor
+ Sir John Riddell, Bt. (retired 27 April 2004)

NOMINATIONS COMMITTEE

+ Dr M W Ridley (appointed Chairman 27 April 2004)
+ Sir Ian Gibson
+ Sir Derek Wanless
+ Sir John Riddell, Bt. (retired 27 April 2004)

REMUNERATION COMMITTEE

+ N Pease (Chairman) (appointed Chairman 27 April 2004)
+ Sir George Russell (retired as Chairman of the Committee on 27 April 2004)
+ N A H Fenwick
+ Sir Ian Gibson
+ M J Queen (appointed 5 January 2005)
+ Sir Derek Wanless
+ Dr M W Ridley (resigned from Committee on 27 April 2004)
+ Sir David Chapman, Bt. (retired 27 April 2004)

RISK COMMITTEE

+ Sir Derek Wanless (Chairman) (appointed Chairman 27 April 2004)
+ Sir Ian Gibson
+ Sir George Russell
+ N A H Fenwick (resigned from Committee on 31 December 2004)
+ N Pease (resigned from Committee on 31 December 2004)
* A J Applegarth
* D F Baker
* R F Bennett
+ Dr M W Ridley (resigned from Committee on 27 April 2004)
+ Sir David Chapman, Bt. (retired 27 April 2004)

+ Non-Executive Director

* Executive Director

• Executive

SUMMARY

The Directors' Remuneration Report is presented to shareholders by the Board and contains the following information:

- A description of the role of the Remuneration Committee;
- A summary of the Group's Remuneration Policy including a statement of the Company's policy on Directors' remuneration;
- Graphs illustrating the performance of the Company relative to the FTSE 100 Index and the FTSE 350 Index for the last five years;
- Details of the terms of the service contracts and the remuneration of each Director for the preceding financial year;
- Details of the share options and awards under long-term incentive schemes held by the Directors; and
- Details of each Director's interest in Ordinary Shares in the Company.

This Report complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations"). This Report also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by the Group.

A resolution will be put to Shareholders at the Annual General Meeting on 26 April 2005 inviting them to consider and approve this Report.

THE REMUNERATION COMMITTEE

The Remuneration Committee consists entirely of independent Non-Executive Directors and comprises Ms N Pease (appointed Chairman on 27 April 2004), Sir George Russell, Mr N A H Fenwick, Sir Ian Gibson, Mr M J Queen (appointed 5 January 2005) and Sir Derek Wanless. Dr M W Ridley resigned from, and Sir David Chapman retired from, the Committee on 27 April 2004. Where appropriate, the Chairman and Chief Executive attend meetings of the Remuneration Committee by invitation of the Committee, save that they are absent when their own remuneration is under consideration. The Remuneration Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board.

The Remuneration Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons provided advice or services that materially assisted the Remuneration Committee in its consideration of Directors' remuneration matters during the year:

- The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors;
- Internal support was provided to the Remuneration Committee by the Company Secretary;
- Watson Wyatt LLP advised the Remuneration Committee on a range of issues including the benchmarking of Executive Directors' salaries and the Chairman's fee. In addition to providing this advice to the Remuneration Committee, Watson Wyatt LLP are consulting actuaries to the Company and advised on various pension issues;
- Inbucon Administration Ltd were responsible for preparing Total Shareholder Return calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to the Company; and
- Freshfields Bruckhaus Deringer advised the Company on various share plan matters and compliance with the Directors' Remuneration Report Regulations. They are the Company's main legal advisor.

COMPLIANCE

The Group has complied with the Combined Code's provisions relating to Directors' remuneration throughout the year.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Remuneration Committee believes that the continuing improvement in performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide competitive packages to motivate, reward and retain Executive Directors of high quality and to align their interests with those of shareholders.

The Board has adopted, on the recommendation of the Remuneration Committee, a remuneration policy with the objectives set out below. It is intended that this policy should continue to apply for 2005 and subsequent years:

(i) the remuneration packages for Executive Directors are designed to be competitive in terms of market practice;

(ii) performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and

(iii) to motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

The Remuneration Committee regularly reviews all aspects of remuneration to ensure these remain appropriate. This report sets out the Company's policy on Executive Directors' remuneration for 2005 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2005 is required by the Regulations. The Remuneration Committee is able to state its remuneration policy for 2005 with reasonable certainty, and this policy will continue in subsequent years unless changed by the Remuneration Committee. The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice. Any changes in policy for years after 2005 will be described in future Directors' Remuneration Reports; such reports will continue to be subject to shareholder approval. All statements in this report in relation to *remuneration policy for years after 2005* should be read in light of this paragraph.

ELEMENTS OF REMUNERATION

Remuneration comprises: basic salary, annual bonus, pension benefits and benefits in kind. In addition, Executive Directors and senior executives participate in certain share based incentive schemes, comprising the bonus matching plan, deferred share scheme and long term incentive plan. These share-based incentive schemes, and the annual bonus, are performance-related, and the Remuneration Committee regards them as a key element in the Executive Directors' remuneration package.

As a result of changes to the performance-related elements of remuneration in recent years (including, from 2005, the proposed imposition of a corporate performance condition on awards vesting under the bonus matching plan and deferred share scheme, and the increase in annual bonus potential as described below), the performance-related element of total potential remuneration has materially increased in recent years.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that *exceptional performance*, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director, and revised salaries took effect from 1 January 2005 as follows:

A J Applegarth
£625,000 (2004 - £565,000)

D F Baker
£390,000 (2004 - £375,000)

R F Bennett
£390,000 (2004 - £375,000)

Mr A M Kuipers and Mr K M Currie were appointed to the Board on 5 January 2005, and their initial salaries were £270,000 each.

The revised salaries of the Executive Directors have been benchmarked against salaries paid for similar positions in banks in the FTSE 100 Index and for companies in positions 51 – 75 in the FTSE 100 Index.

During 2004 the Company's 13 Management Board Directors were paid salaries ranging from £90,000 to £215,000.

SHORT TERM BONUS SCHEME

Northern Rock operates a short term cash bonus scheme under which payments are made on an annual basis at the discretion of the Remuneration Committee. All of the Executive Directors and certain senior executives participate in this scheme.

This cash bonus scheme relates to year-on-year increases in the Group's pre-tax profit on ordinary activities, with increases in pre-tax profits generating a bonus payment equal to a percentage of salary. Only where there is an increase in adjusted like-for-like pre-tax profits will Executive Directors be eligible for a short term bonus. Every 1% increase in pre-tax profits generates a bonus payment equal to 5% of salary with a maximum of 75% of salary by way of bonus for 15% increase in profits (with a sliding scale between these points). Payment of one-third of the bonus will be subject to the Remuneration Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business. The bonus payable is reduced by the value of shares appropriated under the all-employee Inland Revenue Approved Share Incentive Plan for the year, to the extent needed to ensure that the relevant bonus cap is not exceeded.

On this basis, the bonus earned in respect of 2004 was 65.15% of salary.

For 2005 the Remuneration Committee will continue to operate the cash bonus scheme on the basis described above however, following a careful review of bonus arrangements (and consideration of a review by Watson Wyatt LLP of comparator companies), whilst every 1% increase in pre-tax profits will continue to generate a bonus equal to 5% of salary, the bonus cap has been increased to 100% of salary for a 20% increase in profits.

BONUS MATCHING PLAN

Participants are also encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock. Executive Directors (and other senior executives invited by the Remuneration Committee to participate) are entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares which will be held for a period of three years; alternatively they may elect to deposit their own shares with an aggregate value not exceeding the cash amount of the after tax bonus. The shares acquired or deposited will be eligible for additional "matched" shares at the end of the three-year period, provided the participant has remained an employee of the Group. The plan is designed to achieve one-for-one matching on an after tax basis. As the participant's shares are invested in the plan on an after-tax basis, but the matched shares only attract income tax and national insurance contributions if and when they are released from the plan, the number of matched shares is increased (by reference to tax rates at the time the matching shares are initially awarded) to reflect the fact that they will attract income tax and national insurance contributions if and when they are released. Entitlement to the matched shares will normally be lost if the participant leaves employment except in certain "good leaver" circumstances. For awards made in 2005 and in future years, the release of matched share awards will be dependent on the Group achieving average real EPS growth of 3% per annum over the three financial years pending their release. The imposition of this target is subject to shareholder approval at the Annual General Meeting on 26 April 2005.

For 2004 and previous years, the release of matched share awards was not dependent on satisfaction of a further performance condition because the value of matched share awards was derived from the annual bonus criteria and was therefore dependent on corporate performance.

The bonus matching plan was operated in respect of 2004, resulting in the share awards described on page 26. The Remuneration Committee will continue to operate it in respect of 2005 and future years.

The beneficial ownership of the matched shares transfers to the participant on the grant of an award. The matched shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on his matched shares during the restricted period.

DEFERRED SHARE SCHEME

Under a separate element of the short term bonus scheme, the Remuneration Committee may grant to Executive Directors and other executives who receive a cash bonus under that scheme an award of shares with a pre-tax value equal to the pre-tax value of his cash bonus. A participant who is granted an award must normally continue to hold these shares and remain an employee of the Group for a period of three years from the date of the award in order to retain the full number of shares so granted to him, although shares will be released earlier in certain "good leaver" circumstances. For awards made in 2005 and in future years, the release of any deferred share awards will be dependent on the Company achieving average real EPS growth of 3% per annum over the three financial years that the shares are held. The imposition of this target is subject to shareholder approval at the Annual General Meeting on 26 April 2005.

For 2004 and previous years, the release of deferred share awards was not dependent on satisfaction of a further performance condition because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance.

This deferred share scheme was operated in respect of 2004 resulting in the share awards described on page 27. The Remuneration Committee will continue to operate the deferred share scheme in respect of 2005 and future years.

LONG TERM INCENTIVE PLAN

All Executive Directors and certain senior executives participate in a long term incentive plan ("LTIP"), which was approved by shareholders in 1998. Awards have been made in 1998 and each subsequent year thereafter. The plan involves the grant of share awards, which can only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. The number of shares comprised in an award is calculated by reference to a percentage of salary, with the maximum award of shares being 100% of salary.

Performance is measured over a three year period on the basis of total shareholder return ("TSR"), comparing the Company's performance to that of the companies in an appropriate index at the date of an award. The Remuneration Committee has decided that, for awards in 2005 and future years, the FTSE 100 Index will be used. For previous awards, the FTSE 350 Index was used because at the time the LTIP was approved in 1998, the Company's market capitalisation placed it around the mid-point of the constituents of that index. The Company joined the FTSE 100 Index in September 2001. The extent to which an award is realisable depends on the Company's ranking in this comparison. Awards are released on a sliding scale between median and top quartile performance with 25 per cent of an award being released for median performance and 100 per cent of the award being released for a ranking within the top quartile. If the Group's performance is below the median, none of the shares in an award will vest. There is no re-testing of targets.

There is also an earnings per share threshold, which requires that the Group's earnings per share growth over the three year period must exceed the growth in the UK Retail Prices Index by an average of at least 3% per annum. This performance condition is designed to ensure that the vesting level of LTIP awards is dependent on satisfactory year-on-year financial performance as well as above-median TSR ranking.

The LTIP was operated in 2004, resulting in the share awards set out in the table on page 28. The Remuneration Committee will continue to operate it for Executive Directors in 2005 and future years. A separate share scheme, in substantially the same terms as the LTIP, has been adopted by the Remuneration Committee and is extended to 33 executives. This is also now subject to the FTSE 100 performance target. Executive Directors are not eligible to participate in this scheme, and awards under it will be satisfied with existing shares only.

ALL-EMPLOYEE SHARE SCHEMES

Executive Directors are eligible to participate in the Company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) the Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract), and exercise of the option is not subject to satisfaction of a performance target;

(ii) the Employee Share Option Scheme, an Inland Revenue approved share option scheme under which options have been granted to substantially all employees. Under this scheme the aggregate exercise value of unexercised options may not exceed £30,000. Options under this scheme may not be exercised unless real earnings per share of the Company has grown by more than 2% over the life of the option. This performance condition is designed to ensure that the exercisability of options is dependent on satisfactory year-on-year financial performance on a sustained basis; and

(iii) the Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed £3,000. The value of share awards under this scheme is dependent on the Group's profits. The SIP operates within specific tax legislation. Any payment made under the SIP together with any amount payable under the short term cash bonus scheme may not exceed the overall bonus cap from time to time.

The Remuneration Committee is satisfied that these schemes constitute a well considered overall plan for Executive Directors' and senior executives' long-term remuneration. These schemes are kept under regular review, to take account of changing circumstances. Bonus and share incentive scheme payments are not taken into account for pension purposes. It should be noted that the Executive Directors elected not to participate in the last two grants made under the Employee Share Option Scheme, namely those made in 2002 and 2005.

PENSION BENEFITS

The following section describes the pension arrangements currently in force for the Executive Directors. These arrangements will be affected by changes to the tax treatment of the current UK pension regime contained in the Finance Act 2004. The Remuneration Committee is currently reviewing appropriate actions to take in response to these changes and will report on the outcome next year.

It is the intention of the Committee that changes in pensions legislation expected to commence in 2006 will not increase the Directors' actuarial pension cost.

Each of the Executive Directors currently participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. On death in service the scheme also provides for a dependent's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the pension scheme is 60 which enables members to achieve the maximum pension of 2/3rds of their salary at normal retirement age after 40 years service.

For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings, excluding Director's fees, is payable, plus a return of member's contributions. In addition, a pension of 50% of the member's prospective pension at the age of 60, based on pensionable earnings at death, is payable to a surviving spouse providing the couple were married before retirement. On death before retirement after leaving the scheme, a benefit of 50% of the member's deferred pension, re-valued to the date of death, is payable to a surviving spouse. For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension is payable. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education).

Subject to the Trustees' approval, early retirement may be granted from the age of 50, or at any age due to ill-health. The pension is calculated at the date of retirement based on accrued pensionable service and final pensionable earnings at that date. The pension will then be actuarially reduced to take account of early payment by an amount of 0.25% for each complete month before normal retirement date. The Company and the Trustees have agreed that if Mr A J Applegarth or Mr D F Baker (having attained age 55) retire with the consent of the Company they will receive immediate payment of their accrued pension without the application of an actuarial reduction. If Mr Applegarth or Mr Baker elect to retire after attaining the age of 55 without the consent of the Company they will receive an immediate pension being the accrued deferred pension reduced by 3% for each year or proportionate part thereof by which retirement precedes age 60.

Post retirement increases to pensions arising from membership of the defined benefit scheme are guaranteed each year at the rate of 3% per annum compound, subject to any guaranteed minimum pension. Pension benefits accrued after 5 April 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

In addition to the normal scheme increases, and subject to the defined benefit scheme fund having adequate resources, the Trustees may award further discretionary increases each April.

Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which the Company does not contribute.

The Company also operates an unapproved unfunded arrangement for Mr Bennett (which is provided for in the Company's accounts and maintains pension entitlement from previous employment) to provide additional benefits to the main scheme. The unfunded arrangement is designed to ensure that the individual (or his spouse) will receive the level of pension benefit in respect of his eligible earnings in excess of the pensions "earnings cap", currently £102,000 (2003/04 - £99,000) per annum, which are not pensioned by the Northern Rock Pension Scheme. Mr Bennett contributes 5% of his basic salary including those earnings in excess of the earnings cap. Mr Bennett's pension will accrue at the rate of 1/36th of pensionable earnings for each year (and pro rata for each part year) of pensionable service from 1 November 1993 (date joined pension scheme). In addition, all pension calculations shall include pensionable service brought forward from previous employers of 19 years 5 months at a rate of accrual of 1/60th per annum and 5 years 1 month at a rate of accrual of 1/36th per annum.

The total of the pension provided for Mr Bennett at normal retirement date or at any age after his 55th birthday, where the retirement is by mutual consent or at the Company's request, shall be the maximum of two thirds of his uncapped final pensionable earnings. If retirement occurs prior to age 60 without the consent of the Company, he may elect to receive an immediate pension being the accrued deferred pension with a maximum of two thirds of his uncapped final pensionable earnings reduced by 3% for each year (and proportionate for each part thereof) by which retirement precedes age 60. The aggregate of pension increases to be provided whether in deferment or in payment shall be the greater of 5% per annum or RPI, subject to any guaranteed minimum pension and the increases as granted by the Trustees of the scheme inclusive of any discretionary increases.

Should Mr Bennett die in service or in receipt of benefits under the Company's Permanent Health Insurance Scheme prior to age 60, a lump sum shall be paid of four times his earnings at death plus a return of his contributions. In addition, if he leaves a surviving spouse she shall receive a pension of four ninths of his uncapped final pensionable earnings. Any child or children under the age of 25 receiving full-time education would receive an allowance of one half of the entitlement of the surviving spouse. Should Mr Bennett die whilst in receipt of a pension prior to age 60, a lump sum of four times his earnings at retirement shall be payable. On death in receipt of a pension, any surviving spouse would receive a pension of two thirds of the pension Mr Bennett would have been receiving at death, ignoring any pension commuted for a tax free cash sum.

Any income tax or other related tax due on the Company's contribution to the unfunded arrangement which, under an uncapped arrangement, would not have been paid by Mr Bennett, will be borne by the Company up to two thirds of the contribution amount. In addition, any income tax or related tax due on the cash sum commutation will be borne by the Company up to two thirds of the commutation amount.

BENEFITS IN KIND

Each Executive Director is provided with company car and medical insurance benefits. The Executive Directors had as employees of Northern Rock Building Society (or in the case of Mr K M Currie and Mr A M Kuipers as employees of the Company prior to their appointment as Directors), entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given to an Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr D F Baker and Mr R F Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr A J Applegarth, Mr A M Kuipers and Mr K M Currie) a payment in lieu of notice equal to such amount. Mr Applegarth, Mr Baker and Mr Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment and receive a liquidated damages payment calculated on the same basis. The terms of reference of the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances to mitigate the amount of termination payments made to Executive Directors.

POLICY ON EXTERNAL NON-EXECUTIVE DIRECTORSHIPS HELD BY EXECUTIVE DIRECTORS

Executive Directors are permitted to hold one external non-executive directorship unrelated to the Company's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. On this basis, Mr R F Bennett is a Non-Executive Director of Greggs plc, and Mr Bennett was entitled to fees of £28,000 from that company in respect of 2004.

PERFORMANCE GRAPHS

The performance graphs set out below illustrate the Group's Total Shareholder Return ("TSR") performance over the preceding five years, 2000 to 2004, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001, and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001. The FTSE 350 Index has been included because members of this index comprise the comparator group for long term incentive plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.

FTSE 100



TSR %
60
50
40
30
20
10
0
-10
-20
-30

	2000 (%)	2001 (%)	2002 (%)	2003 (%)	2004(%)
Northern Rock ——	+14	+51	+8	+12	+13
FTSE 100 ——	-8	-14	-22	+18	+11

FTSE 350



TSR %
60
50
40
30
20
10
0
-10
-20
-30

	2000 (%)	2001 (%)	2002 (%)	2003 (%)	2004(%)
Northern Rock ——	+14	+51	+8	+12	+13
FTSE 350 ——	-6	-13	-23	+20	+13

SERVICE CONTRACTS

Mr A J Applegarth is employed under a service contract with the Company dated 1 March 2001. Mr Applegarth's current annual salary is £625,000, and he is entitled under the contract to participation in the Company's bonus scheme, a company car (or allowance in lieu), membership of the Company's pension scheme, life assurance cover equal to four times salary, permanent health insurance, private medical insurance cover and the continuation of a mortgage at a concessionary rate (which was granted before the Company's conversion to plc status). Mr Applegarth's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months notice given by the Company and 6 months notice given by Mr Applegarth. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(i) 100 per cent of basic annual salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits to which Mr Applegarth is entitled under his contract.

In addition, Mr Applegarth may elect to terminate the contract on one month's notice given within six months following a change of control of the Company. In these circumstances, Mr Applegarth would become entitled to a lump sum payment equal to the aggregate of:

(i) 100 per cent of basic annual salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits specified in his service contract.

Mr R F Bennett is employed under a service contract with the Company dated 26 August 1997, which was amended by a

supplemental agreement dated 12 March 1998. Mr Bennett's current annual salary is £390,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth, save that Mr Bennett is entitled to special pension arrangements which are described on page 22.

Mr Bennett's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Bennett. The Company may at its discretion elect to terminate the contract early by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Applegarth's post-change of control liquidated damages entitlement.

In the event of a change of control of the Company, Mr Bennett may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr D F Baker is employed under a service contract with the Company dated 26 August 1997, which was amended by supplemental agreements dated 12 March 1998 and 1 July 1999. Mr Baker's current annual salary is £390,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth (save that Mr Baker has repaid the mortgage awarded to him before the Company's conversion to plc status, and is not entitled to a further mortgage on concessionary terms).

Mr Baker's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Baker. The Company may elect to terminate the contract by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Bennett. In the event of a change of control of the Company, Mr Baker may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr K M Currie and Mr A M Kuipers are each employed under service contracts with the Company, dated 5 January 2005. Their current annual salaries are £270,000, and they are entitled under the terms of their contracts to participate in the Company's bonus scheme, to receive a company car and expenses (or a monthly car allowance), membership of the Company's pension scheme, life assurance cover equal to four times basic salary and the continuation of a concessionary mortgage (which was granted to them before they became directors of the Company). Their contracts are for an indefinite term ending automatically on their retirement (age 60). The contracts may however be terminated by 12 months' notice given by the Company and six months' notice given by the Directors.

The Company may at its discretion elect to terminate Mr Currie's and Mr Kuipers' contracts by making a payment in lieu of notice equal to:

(i) 100 per cent of basic salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits to which they are entitled under their contracts.

The payment in lieu of notice payments may be made in phased instalments at the Company's discretion.

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The remuneration of the Chairman is determined by the Remuneration Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

The Chairman's annual fee is £150,000. The Senior Independent Non-Executive Director's annual fee is £49,500. Non-Executive Directors receive an annual fee of £28,500. The fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees is £2,500 or, where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to them is £12,500.

Subject to shareholder approval at the Annual General Meeting of an increase in the aggregate cap on fees payable to Non-Executive Directors, with effect from 26 April 2005:

(a) the Chairman's annual fee will be increased to £250,000;

(b) the Senior Independent Non-Executive Director's annual fee will be increased to £55,000;

(c) the Non-Executive Directors' annual fee will be increased to £40,000;

(d) the annual fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees will be increased to £3,500; and

(e) where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable will be increased to £13,000.

These proposed revised fees for the Chairman and Non-Executive Directors were determined after consideration of a report by Watson Wyatt LLP on the fees paid for similar roles at banks in the FTSE 100 Index, and for Companies positioned 51-75 in the FTSE 100 Index.

The Chairman and Non-Executive Directors serve the Company under letters of appointment, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Group and it is the Group's policy that they do not participate in bonus, incentive or pension schemes. However, Sir George Russell, who also served on the Board of Northern Rock Building Society, (see page 25) is a deferred member of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits after 30 June 1997.

INFORMATION SUBJECT TO AUDIT

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration is set out below:

Non-Executive Directors	**2004**	2003
	£000	£000
Dr M W Ridley (Chairman)	**127**	77
N A H Fenwick	**36**	5
Sir Ian Gibson	**38**	36
N Pease	**43**	36
Sir George Russell*	**53**	46
Sir Derek Wanless	**51**	36
Sir John Riddell, Bt.(retired 27 April 2004)	**50**	150
Sir David Chapman, Bt. (retired 27 April 2004)	**12**	36
	410	422

*Sir George Russell is a deferred member of the Northern Rock Building Society non-contributory pension scheme, which ceased to accrue benefits after 30 June 1997. This deferred pension commences on retirement as a Non-Executive Director or 25 October 2005, whichever is earlier and for 2004 was valued at £11,470 (2003 £10,771). In line with the scheme rules this will increase to £12,229 per annum in October 2005.

Executive Directors	**Chief Executive**	**Chief Operating Officer**	**Group Finance Director**	
	A J Applegarth £000	**D F Baker £000**	**R F Bennett £000**	**Total £000**
2004				
Salaries and fees	**565**	**375**	**375**	**1,315**
Bonus	**368**	**244**	**244**	**856**
Total remuneration	**933**	**619**	**619**	**2,171**
Non cash benefits	**13**	**11**	**18**	**42**
Total emoluments	**946**	**630**	**637**	**2,213**
2003				
Salaries and fees	525	350	350	1,225
Bonus	394	263	263	920
Total remuneration	919	613	613	2,145
Non cash benefits	13	10	17	40
Total emoluments	932	623	630	2,185

There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

The nature of the non-cash benefits is set out on page 22.

BONUS MATCHING PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the bonus matching plan by year of grant are as follows:

Rights under bonus matching plan

	Date granted	Rights held under plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under plan at 31 Dec 04	Date of end of qualifying period
A J Applegarth	Feb 01	18,663	-	4.65	(18,663)	-	-
	Jan 02	23,723	-	6.66	-	23,723	Jan 05
	Jan 03	52,253	-	6.10	-	52,253	Jan 06
	Jan 04	-	53,208	7.40	-	53,208	Jan 07
D F Baker	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	21,621	-	6.66	-	21,621	Jan 05
	Jan 03	38,728	-	6.10	-	38,728	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
R F Bennett	Feb 01	22,273	-	4.65	(22,273)	-	-
	Jan 02	21,621	-	6.66	-	21,621	Jan 05
	Jan 03	38,728	-	6.10	-	38,728	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
L P Finn (former Director)	Feb 01	35,433	-	4.65	(35,433)	-	-

The value of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2004 £718,646 was charged to the profit and loss account (2003 £561,246).

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	47,618
D F Baker	31,605
R F Bennett	31,605
K M Currie (appointed 5 January 2005)	18,120
A M Kuipers (appointed 5 January 2005)	18,120

Rights vested under bonus matching plan during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	18,663	Feb 01	4.65	Feb 04	7.40
D F Baker	19,658	Feb 01	4.65	Feb 04	7.40
R F Bennett	22,273	Feb 01	4.65	Feb 04	7.40
L P Finn (former Director)	35,433	Feb 01	4.65	Feb 04	7.40

Rights were released in January 2005 at £7.73 per share as follows:

A J Applegarth	23,723
D F Baker	21,621
R F Bennett	21,621
K M Currie (appointed 5 January 2005)	9,383
A M Kuipers (appointed 5 January 2005)	9,383

There were no variations made in the terms and conditions of the Scheme interests during 2004.

The value of the bonus matching award is derived from the annual bonus criteria (relating to the year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. The release of bonus matching share awards at the end of the three year restricted period is not dependent on satisfaction of a further performance condition. For awards in 2005 and subsequent years, subject to shareholder approval at the 2005 AGM, the value of any bonus matching share awards will be dependent on the Group achieving real EPS growth of 3% per annum over the three years prior to their release.

DEFERRED SHARE SCHEME

Details of the Ordinary Shares over which the Directors have conditional rights under the deferred share scheme by year of grant are as follows:

	Date of grant	Rights held under the plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under the plan at 31 Dec 04	Date of end of qualifying period
A J Applegarth	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	27,778	-	6.66	-	27,778	Jan 05
	Jan 03	52,254	-	6.10	-	52,254	Jan 06
	Jan 04	-	53,208	7.40	-	53,208	Jan 07
D F Baker	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	21,622	-	6.66	-	21,622	Jan 05
	Jan 03	38,730	-	6.10	-	38,730	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
R F Bennett	Feb 01	22,273	-	4.65	(22,273)	-	-
	Jan 02	21,622	-	6.66	-	21,622	Jan 05
	Jan 03	38,730	-	6.10	-	38,730	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07

The value of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2004 £727,662 was charged to the profit and loss account (2003 £571,805).

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	47,618
D F Baker	31,605
R F Bennett	31,605
K M Currie (appointed 5 January 2005)	18,120
A M Kuipers (appointed 5 January 2005)	18,120

Rights vested under deferred share scheme during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	19,658	Feb 01	4.65	Feb 04	7.40
D F Baker	19,658	Feb 01	4.65	Feb 04	7.40
R F Bennett	22,273	Feb 01	4.65	Feb 04	7.40

There were no variations in the terms and conditions of the scheme interests during 2004.

Rights were released in January 2005 at £7.73 per share as follows:

A J Applegarth	27,778
D F Baker	21,622
R F Bennett	21,622
K M Currie (appointed 5 January 2005)	9,384
A M Kuipers (appointed 5 January 2005)	9,384

The value of any deferred share award is derived from annual bonus criteria (relating to year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. The release of deferred share awards at the end of the three year restricted period is not dependent on satisfaction of a further performance condition. For awards in 2005 and subsequent years, subject to shareholder approval at the 2005 AGM, the value of any deferred share awards will be dependent on the Group achieving average real EPS growth of 3% per annum over the three years prior to their release.

LONG TERM INCENTIVE PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the long term incentive plan by year of grant are as follows:

Rights under long term incentive plan

	Date granted	Rights held under plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under plan at 31 Dec 04	Date of end of performance period
A J Applegarth	Feb 01	44,516	-	4.65	(44,516)	-	-
	Jan 02	63,814	-	6.66	-	63,814	Jan 05
	Jan 03	86,066	-	6.10	-	86,066	Jan 06
	Jan 04	-	76,351	7.40	-	76,351	Jan 07
D F Baker	Feb 01	44,516	-	4.65	(44,516)	-	-
	Jan 02	47,297	-	6.66	-	47,297	Jan 05
	Jan 03	57,377	-	6.10	-	57,377	Jan 06
	Jan 04	-	50,676	7.40	-	50,676	Jan 07
R F Bennett	Feb 01	50,436	-	4.65	(50,436)	-	-
	Jan 02	47,297	-	6.66	-	47,297	Jan 05
	Jan 03	57,377	-	6.10	-	57,377	Jan 06
	Jan 04	-	50,676	7.40	-	50,676	Jan 07
L P Finn (former Director)	Feb 01	26,746	-	4.65	(26,746)	-	-

Rights vested during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	44,516	Feb 01	4.65	Feb 04	7.40
D F Baker	44,516	Feb 01	4.65	Feb 04	7.40
R F Bennett	50,436	Feb 01	4.65	Feb 04	7.40
L P Finn (former Director)	26,746	Feb 01	4.65	Feb 04	7.40

The value of conditional awards is charged to the profit and loss account over the three year performance period to which they relate after taking account of the probability of performance criteria being met. In 2004 £879,251 was charged to the profit and loss account (2003 £874,716).

The gross awards granted in 2002 shown above, matured in January 2005 and led to the release at £7.73 per share of 72.7% of shares originally awarded. Subject to the performance criteria being met, other awards may be exercised during the three month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	80,854
D F Baker	50,453
R F Bennett	50,453
K M Currie (appointed 5 January 2005)	34,929
A M Kuipers (appointed 5 January 2005)	34,929

There were no variations made in the terms and conditions of the plan interests during 2004. The number of shares comprised in an award is calculated by reference to a percentage of salary, up to a maximum of 100% of salary. Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance is measured over a three year period on the basis of Total Shareholder Return, comparing the Company's performance to that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, the Company's Total Shareholder Return will be compared to that of other companies in the FTSE 100 Index at the date of the award. See page 20 for further details.

PENSIONS

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at 31 Dec 04	Years & months of service at 31 Dec 04	Accrued pension entitlement at 31 Dec 04 (Per Annum) £	Accrued pensiom entitlement at 31 Dec 03 (Per Annum) £	Additional pension entitlement earned in year £	Additional pension entitlement earned in year (in excess of inflation) £
A J Applegarth	42	21 years 2 months	199,319	176,458	22,861	17,920
D F Baker	51	27 years 7 months	195,833	176,458	19,375	14,434
R F Bennett	57	11 years 2 months	250,000	233,333	16,667	10,133

	Transfer value of accrued pension entitlement at 31 Dec 04 £	Transfer value of accrued pension entitlement at 31 Dec 03 £	Increase in transfer value less Directors' contributions £	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions) £
A J Applegarth	1,471,285	1,216,374	226,661	103,438
D F Baker	2,368,096	1,979,205	370,141	155,450
R F Bennett	4,415,009	3,789,807	606,452	160,582

The accrued pension entitlement is the amount that the Director would receive if he retired at the end of the year. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr R F Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2004 of £250,000. This is based on his total pensionable service of 11 years 2 months and his pensionable service of 19 years 5 months at the rate of accrual of 1/60th per annum and 5 years 1 month at the rate of accrual of 1/36th and his pensionable earnings above the earnings cap. The contributions cost during the year in respect of this unfunded arrangement amounted to £84,862 for the Company and £13,688 for Mr Bennett.

DIRECTORS' INTERESTS IN SHARES

The following Directors held a beneficial interest in the Company's Ordinary Shares:

				Contingent interests		
	At 22 Feb 05	**At 31 Dec 04 (or date of appointment)**	**At 31 Dec 03**	**At 22 Feb 05**	**At 31 Dec 04 (or date of appointment)**	**At 31 Dec 03**
Non-Executive Directors						
Dr M W Ridley	26,200	26,200	26,200	-	-	-
N A H Fenwick	1,500	1,500	-	-	-	-
Sir Ian Gibson	5,000	5,000	2,000	-	-	-
N Pease	8,350	8,350	8,350	-	-	-
Sir George Russell	36,755	36,755	36,755	-	-	-
Sir Derek Wanless	20,500	20,500	20,500	-	-	-
Sir John Riddell, Bt. (retired 27 April 2004)			10,000			-
Sir David Chapman, Bt. (retired 27 April 2004)			5,620			-
M J Queen (appointed 5 January 2005)	-	-		-	-	
Executive Directors						
A J Applegarth	93,177	79,668	58,941	549,430	488,655	388,725
D F Baker	64,819	59,657	52,458	370,118	346,995	309,207
R F Bennett	64,813	59,652	63,380	370,118	346,955	320,357
K M Currie (appointed 5 January 2005)	38,852	32,889		217,811	187,031	
A M Kuipers (appointed 5 January 2005)	37,641	31,678		217,811	187,031	

Contingent interests represent Ordinary Shares over which the Directors have conditional rights under the bonus matching plan, the deferred share scheme and the long term incentive plan which is subject to stringent performance criteria being met as described above. Contingent interests on 22 February 2005 includes awards made since 31 December 2004 under the bonus matching plan, the deferred share scheme and the long term incentive plan for periods commencing on or after 1 January 2004.

DIRECTORS' SHARE OPTIONS

Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2004 to 31 December 2004 are as follows:

	Option type	At 31 Dec 03	Exercised in 2004	Exercise price £	At 31 Dec 04 (or date of appointment)	Date from which first exercisable	Expiry date
A J Applegarth	Sharesave 2	7,848	-	2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme	4,854	(4,854)	6.18	-	-	-
D F Baker	Sharesave 2	7,848	-	2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme	4,854	(4,854)	6.18	-	-	-
R F Bennett	Sharesave 3	1,580	-	5.98	1,580	1 May 06	1 Nov 06
K M Currie (appointed 5 January 2005)	Sharesave 2			2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme			6.18	4,854	1 Jun 01	1 Jun 08
A M Kuipers (appointed 5 January 2005)	Sharesave 2			2.15	8,546	1 May 07	1 Nov 07

For each unexercised option at the end of the year, the market price of each share at 31 December 2004 was £7.815, the highest market price during the year was £7.94 (20 December 2004) and the lowest market price during the year was £6.865 (11 August 2004).

On 30 January 2004 A J Applegarth and D F Baker each exercised and sold 4,854 Share Option Scheme shares at a price of £7.40.

The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2004 as follows:

(i) Northern Rock Employee Trust holds 5,779,139 shares (31 December 2003 – 6,433,225 shares);

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 2,054,261 shares (31 December 2003 – 2,056,063 shares); and

(iii) Northern Rock Trustees Limited holds 511,241 shares (31 December 2003 – 749,729 shares).

No Executive Director option terms were varied during 2004 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director paid £250 per month.

Options listed in the table above are Inland Revenue approved schemes. The Employee Share Option Scheme was subject to an EPS target which was met in 2004. Options under the Sharesave Scheme do not have any performance conditions.

Nichola Pease
Chairman, Remuneration Committee
22 February 2005

REPORTING

The Company's website contains detailed information on corporate, social and environmental activities and is our main reporting medium. Updated quarterly, the website contains reports from current and previous years. A hard copy summary of significant events and achievements during 2004 has been produced and is available on request from the Company Secretary. Northern Rock's approach to managing Corporate Social Responsibility (CSR) issues and some notable aspects of 2004 performance are outlined here.

MANAGEMENT OF CSR

The Chief Operating Officer provides Board level representation and leadership of CSR.

Development and implementation of our CSR Policy is now carried out by six working groups made up of senior staff from across the Company. A launch event was held on formation of the groups, led by the Chief Operating Officer, setting out the corporate approach and aims for CSR.

A CSR Department co-ordinates and monitors operational activities and reporting on CSR.

ENGAGEMENT

We continued our engagement with stakeholders and research organisations although this is an area where we need to be selective to ensure effective use of resources.

Contractor evaluation systems were developed further to ensure that our working partners operate to acceptable standards.

GOVERNANCE AND ACCOUNTABILITY

Northern Rock's approach to compliance with the Combined Code was delivered in a presentation to shareholders by the Chairman which was broadcast on our website.

CSR risks were reviewed as part of the formal corporate risk management process and are included in our operational risk monitoring and reporting systems.

BUSINESS ETHICS AND HUMAN RIGHTS

Our Code of Conduct was reviewed and the revised version published on the Company's website.

Existing training on awareness and prevention of money laundering was supplemented by refresher training for senior management.

The Company reviewed its obligations under public interest disclosure, strengthening the policy to protect staff in the event of 'whistle blowing'.

WORKPLACE

We continued to demonstrate pro-active and sustained commitment to equality in employment, working with various organisations to provide opportunities for individuals from diverse groups and ensure our workforce is representative of the community. Specific initiatives included increasing the numbers of disabled staff, assisting the long-term unemployed to find work, support for refugee programmes, ensuring best practice in diversity and racial equality and support for the Age Positive Campaign.

Worklife Balance activities were geared towards improved flexibility and the move away from core hours. Lifestyle working extends to all graded staff, including managers.

Training and education remain key features of staff development and in 2004 we carried out the largest training exercise we have ever undertaken, delivering a Customer Service training programme to all staff, led by the Chief Executive and Chief Operating Officer.

We supported the Government sponsored National Learning Day by holding our own Learning Week, with activities available to all staff. Personal development was further encouraged through wider availability of e-learning materials.

In Health and Safety, we implemented a new management system, focusing on key risk areas. Progress was tested by participation in the Corporate Health and Safety Performance Index (CHASPI) pilot exercise, where we recorded sector-leading results.

MARKETPLACE

Affordability of loans for customers is a key aspect of responsible lending. Enhanced procedures for the certification of affordability were introduced and are followed by our sales force and intermediaries.

A programme of work continued to ensure that we comply with all relevant aspects of the Disability Discrimination Act.

Surveys of customers who transferred to Northern Rock on our acquisition of Legal & General Bank in 2002, continued in 2004, with positive results recorded.

More detailed information on our Marketplace activities is set out in the Operating and Financial Review.

COMMUNITY

The annual donation of 5% of pre-tax profits to The Northern Rock Foundation is the biggest single contribution we make to the communities in which we operate. In 2004, this amounted to £21.6 million.

Northern Rock staff contribute to many charitable causes and community activities, notably the corporate charity which is chosen by staff on an annual basis. In 2004, the Children's Wish Foundation was selected and staff raised over £100,000, matched by The Northern Rock Foundation.

ENVIRONMENT

Positive recognition for our well-developed environmental management systems included retention of our Premier League status in the Business in The Environment Index.

Our largest sites operated on renewable energy until contracts ended in October. When renewing our energy contracts, we were unable to obtain renewable energy but secured energy exempt from climate change levy for the whole portfolio.

A review of secure paper recycling methods yielded significant cost savings whilst maintaining data protection compliance.

A transport survey of all staff working at our Gosforth Head Office showed that use of alternative forms of transport had increased in recent years, whilst driver-only car journeys had reduced. Further development and promotion of travel plans for Head Office were carried out using feedback from the survey.

Since 1997 Northern Rock plc has donated nearly £120 million to The Northern Rock Foundation, which was established following Northern Rock Building Society's conversion to a public limited company. The Company covenants 5% of its pre-tax profit each year to the Foundation. By percentage of profits Northern Rock is the UK's 3rd biggest corporate donor (as reported in 'The Giving List', the Guardian, November 2004).

The Foundation is an independent grant-making trust supporting charitable causes in Cumbria, Northumberland, Tyne and Wear, Durham and the Tees Valley. Its primary aim is to help improve the conditions of those disadvantaged in society. 2004 was the Foundation's seventh year of operation. During the year its Trustees awarded 329 grants worth £17.3 million and invested a further £8.2 million in two special initiatives: tackling domestic violence and reducing re-offending. Since 1997 the Foundation has awarded grants worth more than £92.6 million.

In 2004 the Foundation's Trustees continued the grant programmes introduced in the previous year, and maintained their policy of funding activities exclusively in the North East and Cumbria. The majority of the Foundation's grants targeted social and economic disadvantage. The Prevention, Regeneration and Basics programmes dealt with a broad range of issues, including prejudice and discrimination, the decline of decent community facilities, youth disaffection, tackling economic inactivity, development of social enterprises, mental ill-health and welfare advice.

During the year the Foundation maintained its role as a major funder of cultural activity in the region. Through its Aspiration and Capital programmes it made grants worth £4.8 million for high profile arts, heritage, environment and sport organisations. The Foundation also became a key partner in the Culture 10 initiative, a ten-year programme of high profile cultural activity focused on Newcastle Gateshead, but including other parts of the North East. The Foundation has committed £2 million from its existing Aspiration programme to projects brought forward under the Culture 10 banner up to 2006.

In 2004 the Foundation made its third Writer's Award, one of the largest literary prizes in the UK, which it runs in partnership with New Writing North. The 2004 winner was Newcastle-based poet Tony Harrison. Tony said:

"The Northern Rock Foundation Writer's Award could not have come at a better time in my career. I need to look back on my poetic ventures, make sense of them as a whole and move forward... and to experiment without external demands. The award makes all this finally possible and I am extremely grateful to The Northern Rock Foundation."

The Foundation continued to play a key role in regional and national developments in the grant-making world. It was a founder member of a campaign to raise awareness of, and seek solutions to the problems arising from the decline and disappearance of a number of national funding streams that have supported social and economic regeneration in the region. Under its loan scheme, introduced in 2003, the Foundation invested £968,000 in organisations to provide working capital, and to purchase assets. The Foundation also played a lead role in the consortium running the Government's £125 million Futurebuilders fund, designed to strengthen the capacity of voluntary organisations to deliver public services. The Foundation's Director is Vice-Chair of the Futurebuilders' Board, a Trustee sits on its investment committee and a member of staff is seconded to manage its investment team.

The Foundation also runs a scheme to match every pound donated to charities by Northern Rock employees. Some of the money comes from the Give as You Earn (GAYE) scheme through which employees donate a regular monthly sum from their salary, also attracting a small government subsidy. But by far the majority of the donations come from the fundraising efforts of staff members. In 2004 the seven-year total raised by staff when matched by the Foundation reached £2 million. The total raised and matched in 2004 was £264,000.

The Trustees expect to maintain the current grant programmes in 2005, although particular priorities within them may change.

More information about the Foundation is available from:

The Northern Rock Foundation,
The Old Chapel, Woodbine Road, Gosforth,
Newcastle upon Tyne, NE3 1DD

Telephone: 0191 284 8412, Fax: 0191 284 8413
e-mail: generaloffice@nr-foundation.org.uk
Web: www.nr-foundation.org.uk

Grant programmes 2004 approved amounts:



Awards £	Programme
4,014,000	Prevention
3,084,000	Regeneration
2,960,000	Basics
1,461,000	Better Sector
2,558,000	Aspiration
2,249,000	Cultural Capital
458,000	Exploration
520,000	Exceptional
£17,304,000	
8,173,000	Special Initiatives
968,000	Loans
385,000	Other
£26,830,000	**Total Investment**

OVERVIEW

Profit before tax for the year increased by 11.5% to £431.2 million and profit after tax increased by 11.6% to £306.2 million. The 2003 results have been restated to reflect a change in accounting policy following the adoption of UITF 38 – Accounting for ESOP Trusts, resulting in an increase in staff costs and a decrease in profit of £0.2 million. On a like-for-like basis (excluding from the 2003 restated results, the £5.6 million non-recurring costs associated with the closure of certain branches, the £7.3 million surplus on the disposal of the credit card portfolio together with a £3.6 million contribution prior to its sale, and the effect on the covenant to The Northern Rock Foundation), both profit before tax and profit after tax increased by 13.0%. Return on equity in 2004 was 21.3% compared with a restated 21.9% in 2003. Reported earnings per share grew to 74.1p in 2004 (2003 - restated 66.6p), an increase of 11.3%.

	2004	2003		
		Reported (Restated)	Adjustments	Like-for-Like (Restated)
	£m	£m	£m	£m
Total income	730.9	659.7	(10.9)	648.8
Administrative expenses				
Operating	(203.5)	(178.0)	-	(178.0)
Non-recurring	-	(5.6)	5.6	-
Covenant to The Northern Rock Foundation	(21.6)	(19.3)	0.3	(19.0)
Total administrative expenses	(225.1)	(202.9)	5.9	(197.0)
Depreciation of tangible fixed assets	(19.0)	(16.5)	-	(16.5)
Amortisation of goodwill	(3.6)	(3.6)	-	(3.6)
Operating expenses	(247.7)	(223.0)	5.9	(217.1)
Provisions for bad and doubtful debts	(56.5)	(48.7)	-	(48.7)
Provisions against fixed asset investments	4.5	(1.4)	-	(1.4)
Profit on ordinary activities before tax	431.2	386.6	(5.0)	381.6
Tax on profit on ordinary activities	(125.0)	(112.2)	1.5	(110.7)
Profit on ordinary activities after tax	306.2	274.4	(3.5)	270.9
Dividends	(110.0)	(96.3)	-	(96.3)
Profit retained for the period	196.2	178.1	(3.5)	174.6

Assets under management, including loans and advances subject to securitisation, at 31 December 2004 amounted to £64.9 billion, an increase of 24.9% (2003 – restated £51.9 billion). Net assets, including the securitised bonds (shown as a deduction from assets) grew by 15.3% to £42.8 billion (2003 - restated £37.1 billion).

TOTAL INCOME

	2004	2003
	£m	£m
Net interest income	466.9	450.7
Other income	264.0	201.7
Total underlying income	730.9	652.4
Surplus on sale of credit card portfolio	-	7.3
Total income	730.9	659.7
Total income : mean total assets (underlying)	1.83%	1.87%
Total income : mean total assets	1.83%	1.89%
Total income : mean assets under management (underlying)	1.25%	1.39%
Total income : mean assets under management	1.25%	1.41%

Total reported income in 2004 amounted to £730.9 million (2003 - £659.7 million), an increase of 10.8%. Underlying total income amounted to £730.9 million an increase of 12.0%. On the same basis, total income as a proportion of mean total assets at 1.83% shows only a slight reduction from 1.87% for 2003. The ratio of underlying total income to mean total assets under management at 1.25% remained unchanged compared with the first half of 2004, having eased from an underlying 1.39% in 2003.

INTEREST SPREAD AND MARGINS

	2004	2003
	£m	£m
Interest receivable	2,989.4	2,153.8
Interest payable	(2,522.5)	(1,703.1)
	466.9	450.7
Average balances		
Interest bearing assets	57,071.3	46,435.1
Interest bearing liabilities	55,957.2	45,570.6
Interest margin	0.82%	0.97%
Interest spread	0.73%	0.90%

Interest receivable and payable represent amounts reported in the Profit and Loss account, adjusted to transfer securitisation interest payable to interest payable, and include income from equity shares and other variable yield securities in interest receivable. Interest bearing assets and liabilities have been adjusted for securitised assets and non-recourse finance and interest bearing assets include equity shares and other variable yield securities.

Interest margin has been calculated by reference to average interest earning assets. Interest spread represents the difference between interest receivable as a % of average interest earning assets and interest payable as a % of average interest bearing liabilities. Average balances have been calculated on a monthly basis.

In 2004 interest margin and spread were 0.82% and 0.73% respectively compared with 0.85% and 0.77% in the first half of the year (2003 full year - 0.97% and 0.90%). During the second half of 2004 spreads on lending were stable compared with the first half, consistent with the mix of lending volumes. Throughout 2004, liability spreads were, however, adversely affected by money market rates anticipating increases in bank base rate, resulting in a net increase in our cost of funding. The differential in rates is expected to return to more normal levels in 2005 as evidenced by the reduction in money market rates towards the end of 2004.

OPERATING EXPENSES

(excluding the covenant to The Northern Rock Foundation and amortisation of goodwill)

	2004	2003 (Restated)
	£m	£m
Staff costs	119.3	101.0
Other expenses	84.2	77.0
Depreciation	19.0	16.5
Total underlying expenses	222.5	194.5
Non-recurring costs	-	5.6
Total operating expenses	222.5	200.1

Non-recurring costs in 2003 represent costs incurred in relation to the closure of certain branches.

Total operating expenses amounted to £222.5 million representing an increase of 14.4% over 2003 underlying operating expenses of £194.5 million (excluding one off costs of £5.6 million relating to the closure of certain branches). The increase of 14.4% compares with an increase in assets under management of 24.9% and total income of 12.0% on an underlying basis, resulting in a cost to assets under management ratio of 0.38% (2003 underlying - 0.41%) and cost to income ratio of 30.4% (2003 underlying - 29.8%).

Included in 2004 operating expenses are £3.6 million incremental costs in relation to increased regulatory requirements. Excluding these additional costs, the cost to assets under management ratio would have been 0.37% and the cost to income ratio 29.9%.

The full impact of additional regulatory costs, which will affect all UK banks, will amount to around £10.0 million for Northern Rock in 2005. Our competitive advantage of cost efficiency remains in place as do our targets of improving our cost ratios by growing costs at less than the rate of growth of income and between one half and two thirds the growth in assets under management.

SOCIAL RESPONSIBILITY - THE NORTHERN ROCK FOUNDATION

Northern Rock donates 5% of pre-tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. In addition, a £0.5 million donation is to be made by the Foundation to support the Asian tsunami aid relief. The donation from 2004 profits amounts to £21.6 million (2003 - £19.3 million), resulting in almost £120 million having been distributed since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

PROVISIONS FOR BAD AND DOUBTFUL DEBTS

The arrears position of our residential mortgage book has further improved despite the growth in mortgages under management. At 31 December 2004 there were 2,135 (2003 - 2,414) accounts three months or more in arrears representing only 0.37% (2003 - 0.45%) of all mortgage accounts, less than half the UK average at 31 December 2004 of 0.80%. The "together" secured advances default performance has also remained consistent, with three months plus arrears at 0.77% at 31 December 2004 (2003 - 0.77%). At 31 December 2004 181 properties, representing only 0.03% of all accounts were in possession compared with 179 (0.03%) at the end of 2003.

Standalone personal unsecured loan arrears are also significantly better than industry average, reflecting our policy of attracting high quality lending via our risk reward pricing. At 31 December 2004 only 1.04% of our standalone personal unsecured loans were three months or more in arrears (2003 - 0.98%) compared with an historic industry average of around 3%. Unsecured loans within the "together" brand continued to perform in line with the "together" secured advances and better than traditional personal unsecured loans with only 0.78% three months or more in arrears (2003 - 0.80%).

Our commercial loan portfolio also continued to perform well with only 0.31% of our commercial loans three months or more in arrears (2003 - 0.53%).

The charge for provisions for bad and doubtful debts amounted to £56.5 million for the year (2003 - £48.7 million) representing 0.18% of mean advances to customers (2003 - 0.19%). The combination of high quality lending, low interest rates, low arrears and strong house price inflation have continued to contain the levels of specific provisions required for residential mortgages. Provisions for the other secured lending portfolio have been maintained consistent with performance and expected economic conditions for this sector.

The growth in provision balances against our personal credit portfolios reflects growth in balances, the maturing nature of the portfolios and our continued prudent provisioning policy. As a result, general provisions are 47% (2003 - 51%) of total provision balances for these portfolios with total provision cover of 1.68% (2003 - 1.70%). Total provisions against our personal credit portfolios are considered appropriate given the quality and performance of our loans.

TAXATION

The tax charge for the year as a percentage of profit before tax was 29.0% (2003 - 29.0%). We anticipate, with a corporation tax rate of 30%, that the ongoing effective tax rate will be 29.0% to 30.0% in the medium term.

	%
Standard corporation tax rate for 2003	30.00
Effect of net non-taxable items	(0.33)
Adjustment to prior year tax provisions	(0.67)
Effective tax rate	29.00

LENDING

During 2004 Northern Rock has again achieved record levels of total lending. Total gross lending was £23,342 million, an increase of 34.8% (2003 - £17,315 million), with total net lending of £12,932 million, an increase of 51.9% (2003 - £8,514 million). Prospects for 2005 are good, with an opening pipeline of £5.1 billion, an increase of 31.8% (2004 opening - £3.9 billion). The opening residential lending pipeline at £4.7 billion represents an increase of 36.6% (2004 opening - £3.4 billion).

The UK residential lending market was particularly buoyant during the first half of 2004 with levels of both gross and net lending exceeding the equivalent period in 2003. Since then both gross and net lending and net awards have slowed, following the effect of 5 one quarter per cent increases in bank base rate since November 2003. By the end of 2004 annual house price inflation was at similar levels to that seen in 2003 although the second half of the year showed limited growth, providing clear evidence that house price inflation is slowing. With the level of housing transactions at the lower end of long term trends and house price inflation likely to be over for the time being, new residential lending is likely to show some contraction in 2005. Gross lending will, however, be supported by sustained levels of remortgage activity as customers seek to refinance to obtain better deals and to protect their personal budgets. Economic conditions remain supportive to the market with low inflation, low unemployment, low interest rates and consequently good affordability.

Against this background we achieved gross residential lending of £20,051 million (2003 - £15,212 million) and net residential lending of £11,383 million (2003 - £7,861 million), representing increases of 31.8% and 44.8% respectively. Our share of gross residential lending for the year was 6.8% and our market share of net residential lending was 11.2%. This compares with 5.8% and 8.2% respectively for the first half of 2004. Our share of redemptions was only 4.5%, again significantly lower than our closing share of mortgage stock of 5.5%. This was due to our pro-active customer retention process and our fair and transparent policy of allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

The low risk profile of our new lending has continued despite strong growth in volumes. The proportion of lending to first time buyers reduced to 21% (2003 - 23%) with 79% of new customers having a proven payment track record. The average Loan to Value ratio ("LTV") of new lending in 2004 remained similar to 2003 at around 75% and new lending below 90% LTV was 75% (2003 - 71%) of completions. The average indexed LTV of our mortgage book is now 53% (2003 - 55%) providing strong cover in the event of default. We have minimal exposure to large loans with only around 3.5% of new loans over £500,000 and we maintained an excellent geographic spread of lending.

We offer customers a wide range of innovative and attractive products including lifestyle products and traditional price-led products. Our lifestyle products comprise our "together" family of products, Lifetime Home Equity Release Mortgages ("HERM") and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Gross lending of "together" products amounted to £4.5 billion of which £3.8 billion were advances secured on residential property representing 20.7% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages remained around one fifth of our mortgage portfolio throughout 2004.

Our HERM range is aimed at homeowners aged over 60 who wish to utilise equity in their homes to enhance their lifestyle. Such lending accounted for 1.8% of gross new residential lending (2003 - 3.4%), with outstanding HERM balances representing 3.1% (2003 - 3.0%) of our year end mortgage balances.

Residential Buy to Let lending is focussed on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.0% (2003 - 2.4%) of our year end mortgage portfolio and for 6.4% (2003 - 1.7%) of gross new residential lending. This type of lending is likely to remain a niche part of our overall portfolio of lending and will be supported by demand following changes in pension legislation allowing rental properties to be included within investors' pension plans.

In total, our lifestyle products, which are margin enhancing, represented 28.9% (2003 - 30.1%) of our gross new residential lending and 25.3% (2003 - 25.4%) of year end mortgage balances.

Of our traditional price-led mortgage products, fixed-rate mortgages remained the most popular with 46.4% (2003 - 45.5%) of total new lending accounted for by short term fixed products up to two years, and 7.5% (2003 - 10.1%) by longer term fixes normally up to a maximum of seven years. This demand reflected customers' preferences to obtain certainty of monthly repayments during a period of rising interest rates.

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. During 2004 gross unsecured lending amounted to £2,792 million (2003 - £1,694 million) with net lending of £1,367 million (2003 - £569 million). Gross standalone unsecured lending amounted to £2,068 million (2003 - £1,130 million) with net lending of £1,104 million (2003 - £417 million). The increase in standalone unsecured lending over 2003 reflects the deliberate containment of such lending in the first half of 2003 with a return to the market in the second half of that year. At 31 December 2004 our unsecured lending balances were £4,669 million (2003 - £3,293 million) of which 40.3% (2003 - 48.7%) represented "together" unsecured advances.

We have continued to grow our commercial lending portfolio gradually, maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £499 million (2003 - £409 million) with net lending of £182 million (2003 - £84 million).

The composition of our lending portfolios has continued to be low risk. At the year end 88.7% of our loans under management were residential (2003 - 89.1%), 2.9% commercial secured loans (2003 - 3.3%) and only 8.4% (2003 - 7.6%) within our personal unsecured portfolios. This mix is not expected to significantly change going forward.

RETAIL FUNDING

Total retail deposit balances for the year increased by £896 million to £17,239 million (2003 - £16,343 million), an increase of 5.5%. This increase comprised a net inflow of retail funds for the year of £489 million plus interest credited of £407 million. In the second half of the year we achieved a net inflow of over £1.0 billion of retail funds, following a net outflow of £163 million in the first half, representing our best ever half year performance and clearly demonstrating the strength and diversity of our retail franchise.

The funding during the year was largely into our Silver Savings account launched in September 2004 for the over 50s which had attracted balances of over £1,250 million by the year end. Fixed rate bonds also remained popular. Balances in our Ireland based operation rose by 18.3% to £628 million, with £1,871 million (2003 - £1,875 million) in our Guernsey based off-shore vehicle.

NON-RETAIL FUNDING

Total net non-retail funding for the year amounted to £2,770 million with balances at 31 December 2004 amounting to £19,746 million (2003 - £16,976 million). Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base.

During 2004 we raised £3.4 billion medium term, wholesale funds from a variety of sources located globally, with specific emphasis on the US and Europe. A major feature was the increased utilisation of our US Medium Term Note programme from which we raised US$3.7 billion in both senior and subordinated form. Already in 2005 we have raised a further US$1.75 billion under this programme and in the remainder of the year plan to raise further non-retail funds, including possible issuances in Asia.

With regards to short term funding, key developments include the establishment of a €2.0 billion French Certificate of Deposit programme which provides access to domestic French investors. This programme had outstanding balances of €1.1 billion at the year end. Further diversification will be achieved in the current year with the intended establishment of a Canadian Commercial Paper programme.

SECURITISATION

Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During 2004 three issues were completed raising £11.1 billion. Diversification of our investor base continued with over 70% of the securitised bonds in 2004 being issued in US dollars or euros. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our on-balance sheet mortgages, ensuring that we are maintaining the quality of our balance sheet.

At 31 December 2004 assets under management subject to securitisation amounted to £22.3 billion (2003 - £15.7 billion), representing 40% (2003 - 36%) of our total lending portfolios.

In 2005 we have already raised a very well received £4.5 billion securitisation of residential mortgages. Our programmes will continue to be developed with further issues during 2005.

COVERED BOND

In the first half of 2004 we raised €2.0 billion from an inaugural covered bond issue from a newly established €10 billion programme. The covered bond is secured by a pool of ring-fenced residential mortgages which remain on-balance sheet as Northern Rock retains substantially all the risks and rewards associated with the loans.

DIVIDENDS

The interim dividend paid in October 2004 was 8.5p per share. The proposed final dividend of 18.0p per share is payable on 27 May 2005 to shareholders on the register on 29 April 2005. This results in a total dividend payable for the year of 26.5p per share (2003 - 23.3p), an increase of 13.7%.

CAPITAL

At 31 December 2004 total capital amounted to £3,239 million resulting in a total capital ratio of 14.0%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,015 million and the Tier 1 ratio 8.7%. The comparable ratios at 31 December 2003 were 14.3% and 9.0% respectively.

In the first half of 2004 we raised $700 million (£396 million equivalent) of Upper Tier 2 capital via our US Medium Term Note programme delivering an excellent diversification of capital from the US domestic market.

During 2004 we continued to embed our Basel II credit risk systems within our normal operational activities and remain on target to adopt the Retail Internal Ratings Based approach currently anticipated to commence on 1 January 2007. Significant investment is also being made in our Operational Risk management systems and in line with the FSA's expectations for the sector we intend to initially adopt the Standardised Approach to Operational Risk. We will closely examine the consultation paper from the FSA, issued at the end of January 2005, with a view to seeking approval for our proposed approaches as early as possible.

Our low risk balance sheet means that we expect to achieve significant reductions to the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result in future capital efficiencies subject to consultation with the FSA and credit rating agencies.

The table below analyses Northern Rock's capital resources at 31 December 2004 and 2003:

	2004 £m	2003 (Restated) £m
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Profit and loss account	1,403.9	1,201.9
Reserve capital instruments	300.0	266.3
Tier one notes	200.0	200.0
Goodwill	(27.1)	(30.7)
Total Tier 1 capital	2,014.8	1,775.5
Upper Tier 2		
Perpetual subordinated debt	746.4	350.3
Reserve capital instruments	-	33.7
General provisions	83.1	75.4
Total Upper Tier 2 capital	829.5	459.4
Lower Tier 2 capital		
Term subordinated debt	769.3	769.2
Total Tier 2 capital	1,598.8	1,228.6
Deductions	(374.7)	(190.5)
Total capital	3,238.9	2,813.6
Risk weighted assets	23,099.2	19,690.5
Tier 1 ratio (%)	8.7%	9.0%
Total capital (%)	14.0%	14.3%

POTENTIAL IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Northern Rock, along with all European Union listed companies will be required to prepare its financial statements under International Financial Reporting Standards ("IFRS") (sometimes referred to as International Accounting Standards) from 1 January 2005. In certain areas these standards represent a significant change from UK GAAP. A number of uncertainties currently exist concerning the adoption of the new standards and their impact on Northern Rock. In particular, the approach of the Financial Services Authority towards IFRS was outlined in Consultation Paper 04/17. The discussion period for this Consultation Paper ended on 31 January 2005. In addition, the tax treatment of certain aspects of IFRS has not yet been fully determined by the Inland Revenue and the effect of these uncertainties is under review. The combination may affect both the tax charge and our accounting and regulatory equity ratios.

IFRS includes a number of areas, principally financial instruments, where fair values are required to a far greater extent than under UK GAAP. This will create greater volatility in reported results and have an associated impact on other financial measures. However, the change to IFRS does not alter the cash flows of the business, but spreads the profitability throughout the life of the loan. The change to IFRS will not change the way Northern Rock does business.

The key changes and their anticipated effect on Northern Rock are set out below.

Issue	Effect on financial statements
Hedge accounting Northern Rock manages the financial risks arising from its business using a number of derivatives instruments such as interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward exchange contracts. IAS 39 requires derivatives to be recognised at fair value, with changes in valuation impacting the profit and loss account, potentially resulting in significant earnings volatility. Hedge accounting permissibility is much more restricted under IAS 39 than at present under UK GAAP. Northern Rock has reviewed its underlying processes to ensure it maximises the natural offsets between assets and liabilities and designs compliant hedging strategies wherever possible for the remainder. However, the overriding objective continues to be to provide an economic hedge for the market risks arising from its underlying business.	To the extent that hedge effectiveness is not achieved for derivatives, the movements in fair value of the derivatives would impact on the profit and loss account increasing volatility in earnings.
Effective interest rate IAS 39 requires the inclusion of all origination fees, including prepayment penalties in the calculation of the effective interest rate. Only direct costs of origination may be included within the calculation of effective interest rate.	Income earned and introducer fees paid will be spread throughout the life of the loan, reducing the amount of income earned in early years and increasing the amount of income earned in later years.
Provisions IAS 39 will remove the split between specific and general provisions, and, in common with current UK GAAP, will only allow impairment allowances to be established where the loss has already been incurred based on whether objective evidence exists that the asset or group of assets is impaired. The impairment allowance must be calculated using the present value of future cash flows, using the financial asset's original effective interest rate.	Slight increase in volatility as provisions reflect the economic climate at the reporting date.
Pensions IAS 19 is broadly consistent with the existing UK standard on pensions, (FRS 17), with the fund valuation depending on market conditions at the year end. However, actuarial gains and losses may be recognised in full as they arise outside the profit and loss account in a statement of recognised income and expense.	As with FRS 17 the pension charge is likely to be higher than the present SSAP 24 charge. The equity impact will depend on market conditions.
Taxation IAS 12 (Income Taxes) is conceptually different to the previous accounting standard (FRS 19), however, little difference is expected in practice between the two standards.	The Group's effective tax rate is not expected to be materially different although there may be greater volatility in the current charge. It is expected that this would be broadly offset by compensating movements in deferred tax.

Issue	Effect on financial statements
Classification of debt versus equity Under IAS 32 certain financial instruments which are currently classified as debt instruments may be classified as equity instruments.	The coupon payable on such instruments would be classified as an equity distribution. This would increase profit before tax, but become a distribution of profit to investors.
Employee share schemes IFRS 2 requires that for all equity settled transactions with employees the fair value of the employee services should be measured by reference to the fair value of the instrument at the date of grant. This charge is spread over the vesting period. The standard applies to all share schemes and has no exemption for SAYE schemes.	The impact on Northern Rock will result in a small increase in employee costs.
Securitised assets A significant source of funding to Northern Rock is through the securitisation of residential and commercial mortgage assets. The structure of these funding vehicles results in the disclosure of these mortgage assets, and the related funding, through linked presentation in accordance with FRS 5. Under IFRS no such presentation exists, so all assets and liabilities will remain within their normal line items.	Both mortgage assets and liabilities will remain within their original line items. All profit and loss items will also remain within their usual captions.

OUTLOOK

The home moving market is expected to continue to remain at similar levels to 2004, at the lower end of longer term trends, for at least the next two years. Many first time buyers will continue to be excluded from the market as a result of higher house prices, the competition with Buy to Let investors for traditional first time buyer properties, especially in urban areas, and higher levels of indebtedness linked to the funding of higher education. In conjunction with subdued levels of house moving transactions we expect to see muted house price inflation with some price falls in areas that have seen excessive growth. We expect, however, given low unemployment, low interest rates and good affordability, house prices to be growing in line with average earnings by the end of 2005.

The UK's gross residential mortgage market, supported by remortgage activity, is anticipated to be £265 billion to £270 billion in 2005 and 2006 compared with over £290 billion in 2004. Such levels of gross lending remain conducive to Northern Rock achieving its lending targets for 2005.

A slower housing market, reduced inflationary pressures and a dampening in retail sales mean that the prospects for rising interest rates are significantly lower than in mid 2004, as a consequence the difference between LIBOR and Bank Base Rate is expected to return to more normal levels in 2005. Unemployment, the key driver of credit loss on home loans, looks set to remain benign giving a stable outlook for future provisioning levels.

These conditions, together with our continued focus on customer service, cost and capital efficiency and the strength of our opening pipeline enable us to view 2005 with confidence. We reaffirm our strategic targets of assets under management growth of 20% +/ – 5%, profit growth of 15% +/ – 5% and return on equity of 19% to 22%.

Our growth will continue to be supported by our four funding arms; retail, non-retail, securitisation and covered bonds. We intend to develop further each franchise in terms of flexibility and diversification to enhance our overall funding platform and investor base.

We remain confident of the continued success of the Northern Rock business model.

DIRECTORS' REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2004

The Directors are pleased to present their report and the audited financial statements for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The principal purpose of the Group is the provision of housing finance, savings and a range of related personal financial and banking services.

REVIEW OF BUSINESS AND FUTURE DEVELOPMENTS

A review of the business and future developments is given in the Chairman's Statement, the Chief Executive's Report and the Operating and Financial Review.

DIVIDENDS

An interim dividend of 8.5p per share (2003 - 7.5p per share) was paid on 29 October 2004. The Directors propose a final dividend of 18.0p per share (2003 - 15.8p per share) to be paid on 27 May 2005 to shareholders on the register at the close of business on 29 April 2005.

TANGIBLE FIXED ASSETS

Land and buildings, which are included in the balance sheet at cost less accumulated depreciation, amounted to £87 million at 31 December 2004. In the Directors' opinion, based on valuations carried out by the Group's qualified Chartered Surveyors, the total market value of these assets was not significantly different.

Details of changes to tangible fixed assets are provided in note 21 to the accounts.

POST BALANCE SHEET EVENTS

The Directors are of the opinion that there have been no significant events which have occurred since 1 January 2005 to the date of this report that are likely to have a material effect on the Group's financial position as disclosed in the accounts.

DIRECTORS

The current composition of the Board of Directors together with brief biographical details of each Director is shown on page 12. With the exception of the Directors noted below, all Directors have served on the Board throughout the year ended 31 December 2004.

On 27 April 2004 Sir John Riddell, Bt., and Sir David Chapman, Bt. retired from the Board. On 5 January 2005, Mr K M Currie, Mr A M Kuipers and Mr M J Queen were appointed to the Board. On 1 March 2005 Miss R Radcliffe will join the Board.

Mr K M Currie, Mr A M Kuipers, Mr M J Queen and Miss R A Radcliffe, having been appointed since the last Annual General Meeting, retire at the Annual General Meeting and offer themselves for re-election. Mr D F Baker, Mr R F Bennett and Dr M W Ridley retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. There are no service contracts in respect of the other Non-Executive Directors seeking re-election.

The interests of Directors in the shares of the Company at 31 December 2004 and 22 February 2005 are set out on page 30.

SHARES

The authorised and issued share capital of the Company are set out in note 32 to the accounts.

At the Annual General Meeting on 27 April 2004, a resolution was passed giving the Company the authority to make market purchases of Ordinary Shares up to a maximum of 10% of the issued share capital. A further resolution was passed providing for the Company to enter into a contingent share purchase contract with The Northern Rock Foundation to repurchase Foundation Shares in the same proportion and at the same price as the Ordinary Shares repurchased. These authorities expire at the Annual General Meeting in 2005 when a resolution will be proposed for their renewal.

SUBSTANTIAL SHAREHOLDINGS

At 22 February 2005, the following notifiable interest in the Company's Ordinary Shares had been reported to the Company:

Fidelity International Limited	4.95%
Legal & General Investment Management Limited	3.88%
Lloyds TSB Group plc	3.54%
Morgan Stanley Securities Ltd	4.09%

CREDITOR PAYMENT POLICY

The Company's policy with regard to the payment of suppliers is to negotiate and agree terms and conditions with all its suppliers, which include the giving of an undertaking to pay suppliers within an agreed payment period.

The average creditor payment period at 31 December 2004 was 21 days (2003 24 days).

EMPLOYEES

Northern Rock's desire to involve employees as financial stakeholders in the Company continued in 2004. Under the All Employee Share Ownership Plan, shares with a market value at the date of award of £1.8 million were given to employees during the year. In February 2005 a further grant of options under the Employee Share Option Scheme was made. A total of 4,477,000 options were granted at an exercise price of £7.73 per share.

Employee communications are vital to the success of the Company, and good staff relations are a key part of managerial responsibility at all levels. Employee consultation takes place with the national committee of UNIFI. The Company also issues a bi-monthly staff magazine and weekly news bulletins.

The Company is committed to equal employment opportunities for everyone, and treats applicants for work solely on their ability to do the job. In line with this policy, the Company will, wherever possible, retain employees who become disabled, either in the same job or, with the aid of retraining and provision for special needs, in a suitable alternative position.

CHARITABLE CONTRIBUTIONS

The Company is committed to a total contribution to The Northern Rock Foundation under a deed of covenant of £21.6 million based on its profits in 2004. Of this amount, it has already made a contribution of £10.0 million in October 2004 with a further contribution of £11.6 million to be paid in May 2005.

AUDITORS

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to re-appoint them will be proposed at the Annual General Meeting.

By order of the Board

C Taylor, Company Secretary

22 February 2005

We have audited the financial statements, which comprise the consolidated profit and loss account, the consolidated balance sheet, the company balance sheet, the consolidated cash flow statement, the statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report ("the auditable part").

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Report, the Corporate Governance statement, the Community and Environmental Report, the Northern Rock Foundation report, the unaudited part of the Directors' Remuneration Report, the Operating and Financial Review and the Directors' Report.

We review whether the Corporate Governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

Chartered Accountants and

Registered Auditors

Newcastle upon Tyne

22 February 2005

PRICEWATERHOUSECOOPERS

	Note	2004	2003
			(as restated)
		£m	£m
Interest receivable			
– interest receivable and similar income arising from debt securities		**205.7**	159.1
– other interest receivable and similar income	3	**1,760.3**	1,279.9
– securitisation interest receivable	16	**998.5**	696.0
– securitisation interest payable	16	**(953.9)**	(538.3)
		2,010.6	1,596.7
Interest payable	4	**(1,568.6)**	(1,164.8)
Income from equity shares and other variable yield securities		**24.9**	18.8
Net interest income		**466.9**	450.7
Fees and commissions receivable		**292.6**	216.9
Fees and commissions payable		**(60.1)**	(43.1)
Other operating income		**31.5**	27.9
Surplus on sale of credit card portfolio	5	**–**	7.3
Total other income		**264.0**	209.0
Total income		**730.9**	659.7
Administrative expenses			
– operating expenses		**(203.5)**	(178.0)
– non-recurring		**–**	(5.6)
– covenant to The Northern Rock Foundation		**(21.6)**	(19.3)
Total administrative expenses	6	**(225.1)**	(202.9)
Depreciation and amortisation			
– tangible fixed assets		**(19.0)**	(16.5)
– goodwill	20	**(3.6)**	(3.6)
Operating expenses		**(247.7)**	(223.0)
Provisions for bad and doubtful debts	9	**(56.5)**	(48.7)
Provisions against fixed asset investments	17, 18	**4.5**	(1.4)
Profit on ordinary activities before tax		**431.2**	386.6
Tax on profit on ordinary activities	10	**(125.0)**	(112.2)
Profit on ordinary activities after tax		**306.2**	274.4
Dividends	12	**(110.0)**	(96.3)
Profit retained for the financial year	33	**196.2**	178.1
Earnings per Ordinary Share	13	**74.1p**	66.6p
Fully diluted earnings per Ordinary Share	13	**73.5p**	66.0p

All results arise from continuing operations.

The notes on pages 50 to 77 form an integral part of these accounts.

	Note	2004	2003
			(as restated)
		£m	£m
Assets			
Cash and balances at central banks		**10.2**	11.6
Loans and advances to banks	14	**3,305.4**	3,450.2
Loans and advances to customers not subject to securitisation	15	**32,869.3**	27,355.8
Loans and advances to customers subject to securitisation	16	**22,339.2**	15,678.7
Less: non-recourse finance	16	**(22,103.7)**	(14,832.4)
		33,104.8	28,202.1
Debt securities	17	**4,742.2**	4,185.5
Equity shares and other variable yield securities	18	**575.6**	410.8
Intangible fixed assets	20	**27.1**	30.7
Tangible fixed assets	21	**208.2**	179.1
Other assets	22	**69.6**	76.6
Prepayments and accrued income	23	**746.9**	564.8
Total assets		**42,790.0**	37,111.4
Liabilities			
Deposits by banks	24	**1,201.6**	1,461.5
Customer accounts	25	**20,342.0**	18,797.3
Debt securities in issue	26	**16,781.6**	13,060.1
Other liabilities	27	**335.6**	338.8
Accruals and deferred income	28	**539.8**	475.3
Provisions for liabilities and charges	22	**31.8**	19.0
Subordinated liabilities	29	**1,515.7**	1,119.5
Reserve capital instruments	30	**300.0**	300.0
Tier one notes	31	**200.0**	200.0
Total subordinated liabilities		**2,015.7**	1,619.5
Shareholders' funds			
Called up share capital	32	**123.9**	123.9
Share premium account	33	**6.8**	6.8
Capital redemption reserve	33	**7.3**	7.3
Profit and loss account	33	**1,403.9**	1,201.9
Shareholders' funds - equity	35	**1,541.9**	1,339.9
Total liabilities		**42,790.0**	37,111.4
Memorandum items			
Commitments	36 (v)	**1,488.5**	1,018.5

The notes on pages 50 to 77 form an integral part of these accounts.

Approved by the Board on 22 February 2005 and signed on its behalf by:

Dr M W Ridley — Chairman

A J Applegarth — Chief Executive

R F Bennett — Group Finance Director

	Note	2004	2003
			(as restated)
		£m	£m
Assets			
Cash and balances at central banks		**10.2**	11.6
Loans and advances to banks	14	**3,222.4**	3,337.8
Loans and advances to customers not subject to securitisation	15	**32,900.9**	27,392.6
Loans and advances to customers subject to securitisation	16	**22,339.2**	15,678.7
Less: non-recourse finance	16	**(22,228.7)**	(14,983.3)
		33,011.4	28,088.0
Debt securities	17	**4,578.6**	4,032.3
Equity shares and other variable yield securities	18	**458.1**	319.9
Shares in group undertakings	19	**120.5**	212.9
Tangible fixed assets	21	**182.3**	156.5
Other assets	22	**86.3**	85.3
Prepayments and accrued income	23	**839.5**	698.1
Total assets		**42,509.3**	36,942.4
Liabilities			
Deposits by banks	24	**3,067.6**	3,337.6
Customer accounts	25	**18,472.9**	17,016.4
Debt securities in issue	26	**16,781.6**	13,060.1
Other liabilities	27	**234.0**	210.5
Accruals and deferred income	28	**544.9**	464.2
Subordinated liabilities	29	**1,515.7**	1,119.5
Reserve capital instruments	30	**300.0**	300.0
Tier one notes	31	**200.0**	200.0
Total subordinated liabilities		**2,015.7**	1,619.5
Shareholders' funds			
Called up share capital	32	**123.9**	123.9
Share premium account	33	**6.8**	6.8
Capital redemption reserve	33	**7.3**	7.3
Profit and loss account	33	**1,254.6**	1,096.1
Shareholders' funds - equity	35	**1,392.6**	1,234.1
Total liabilities		**42,509.3**	36,942.4
Memorandum items			
Commitments	36 (v)	**1,504.0**	1,034.0

The notes on pages 50 to 77 form an integral part of these accounts.

Approved by the Board on 22 February 2005 and signed on its behalf by:

Dr M W Ridley   Chairman

A J Applegarth   Chief Executive

R F Bennett   Group Finance Director

	Note	2004	2003
		£m	£m
Net cash inflow from operating activities	41	**33.2**	845.8
Returns on investments and servicing of finance	42	**(111.0)**	(86.9)
Taxation		**(106.0)**	(96.0)
Capital expenditure and financial investment	42	**(817.5)**	(419.5)
Acquisitions and disposals		**-**	217.0
Equity dividends paid		**(100.6)**	(87.6)
Net cash (outflow)/inflow before financing		**(1,101.9)**	372.8
Financing	42	**396.1**	-
(Decrease)/increase in cash	43	**(705.8)**	372.8

The notes on pages 50 to 77 form an integral part of these accounts.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December 2004

	2004	2003 (as restated)
	£m	£m
Profit retained	**196.2**	178.1
Total recognised gains and losses for the period	**196.2**	178.1
Prior year adjustment – UITF 38 (note 2)	**0.3**	
Total gains and losses recognised since the last annual accounts	**196.5**	

1. Principal accounting policies

Accounting convention
The accounts have been prepared under the historical cost convention and in accordance with the special provisions of Part VII of the Companies Act 1985 relating to banking companies and banking groups, applicable UK accounting standards and the Statements of Recommended Practice issued by the British Bankers' Association.

Accounting policies are unchanged from 2003, except that the Group has implemented the requirements of UITF 38 "Accounting for ESOP trusts". The impacts of this change are detailed in note 2 to the accounts.

Basis of consolidation
The consolidated accounts include the results of the Company and its subsidiary undertakings all of which have accounting periods ending 31 December. Unless otherwise stated, the acquisition method of accounting has been adopted.

Taxation
Corporation tax is charged in the accounts based on the profit for the year as adjusted for taxation purposes.

Deferred tax
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Deferred tax is provided on a non-discounted basis.

Tangible fixed assets and depreciation
Depreciation is provided in order to write down fixed assets, which are included at cost, to their estimated residual value over their anticipated useful lives as follows:

Freehold land and buildings	100 years
Long leasehold land and buildings	Over the period of the lease up to 100 years
Short leasehold land and buildings	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
- plant	30 years
- furniture	10 years
- other	5 years
Computer equipment	
- PCs	3 years
- other	5 years
Motor vehicles	4 years

Where the cost of freehold land can be identified separately from buildings on acquisition, the land value is not depreciated. Provision is made for diminution in value of any fixed asset where an impairment is identified. Annual impairment reviews are carried out for fixed assets with an expected remaining life over 50 years. The resulting net book value is then written off over its remaining anticipated useful life.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of tangible fixed assets. The costs of financing assets in the course of construction are not included in the costs of the assets.

Goodwill
Goodwill arises on the acquisition of subsidiary and associated undertakings. It represents the excess of cost over fair value of the Group's share of net assets acquired. It is capitalised as an intangible fixed asset and is amortised through the profit and loss account on a straight line basis over its expected useful economic life. The expected useful economic life is determined at the time of acquisition by considering the nature of the business acquired and the period of time over which the value of the business is expected to exceed the value of its net assets. This period is ten years for recent acquisitions.

Goodwill is subject to impairment reviews in accordance with FRS 11 "Impairment of fixed assets and goodwill". The carrying value is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs.

Leased assets
Rentals payable under operating leases are charged to administrative expenses as incurred over the lease term.

Securities
Debt securities and equity shares ("securities") are held with the intention of use on a continuing basis and are stated at cost, adjusted to exclude accrued interest at the date of purchase, less provision for any permanent diminution in value. A similar adjustment for accrued interest is made on realisation. Where the adjusted purchase price differs from the nominal value, the premium or discount is amortised or released on an effective yield basis over the period to maturity.

Securities sold subject to repurchase agreements are retained on the balance sheet where the Group retains the risks and rewards of ownership. Funds received under such agreements are included within deposits by banks or customer accounts. Securities purchased under a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership, and the purchase price is included within either loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest receivable or interest payable as appropriate.

Pension costs
Northern Rock operates a Defined Benefit Scheme and a Defined Contribution Scheme. Contributions to the Northern Rock Defined Benefit Pension Scheme are charged to the profit and loss account with the objective of spreading the cost over the employees' working lives within the Scheme. Costs are based upon actuarial advice following the most recent valuation of the Scheme. The costs of the Defined Contribution Scheme are charged to the profit and loss account for the period in which they are incurred. The disclosure requirements of FRS17 "Retirement Benefits" are being adopted under transitional arrangements.

Further information on pension arrangements is set out in note 7 to the accounts.

Provisions for bad and doubtful debts
Provisions against loans and advances are based upon assessments of the losses that are anticipated on outstanding balances at the year-end. The amount charged to the profit and loss account comprises amounts written off during the year plus the net change in the amounts provided. Bad debts are written off in part or in whole when a loss has been confirmed. The loss provisioning methodology is as follows:

Advances secured on owner-occupied residential property

Specific provision
Where the collection of interest and/or principal on an individual loan is in doubt a specific provision is recorded. Specific provisions are calculated using a model which is used to evaluate losses based on historical default experience and other appropriate risk factors related to the delinquent loan portfolio at a given point in time. All loans which are three or more payments overdue are evaluated using the model to identify the need for a specific provision. Loans six or more payments overdue and properties in possession are evaluated on an individual basis to measure potential loss. Various factors are considered in this evaluation including, but not limited to, collateral valuations, expected recoveries from mortgage indemnity guarantees and estimated recovery costs.

1. Principal accounting policies (continued)

Provisions for bad and doubtful debts (continued)

General provision
A general provision is maintained to cover inherent losses in the loan portfolio related to loans that have not yet been specifically identified as impaired. A statistically based model is used to calculate the appropriate general provision for each completion year. The model considers appropriate risk factors specific to the loan portfolio and historical default experience. Other factors, including economic conditions, are also considered by management in determining the appropriate level of reserves required at a given point in time.

Interest in respect of all loans is credited to the profit and loss account as it becomes receivable. Once a property is taken into possession interest charges are suspended. If a property is sold at sufficient value, interest previously suspended is added back to the loan and released to the profit and loss account.

Other secured advances
Specific provision is made as appropriate in respect of loans and advances that are identified as impaired at the balance sheet date, based on payment history, loan balance and net realisable value. Interest is suspended on loans identified as impaired if its recovery is deemed unlikely. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Unsecured lending
Specific provision is made against all loans where three or more payments are overdue. In calculating the required provision an appropriate factor is applied based on the number of overdue payments, which is subject to periodic review to ensure its continuing applicability based on current experience, to reflect the probability that not all such loans will result in eventual losses. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Repairs and renewals
Repairs, renewals and refurbishments of a non-capital nature are charged to administrative expenses in the year in which the expenditure is incurred.

Deferred income
The Company has entered into insurance arrangements with Northern Rock Mortgage Indemnity Company Limited, a wholly owned subsidiary, to cover a proportion of future losses on certain residential secured loans with high loan to value ratios. In the Group accounts, income from risk charges paid by customers in relation to such loans is deferred and is included in the balance sheet under the heading "accruals and deferred income". The deferred income is released to the profit and loss account on a level yield basis over the life of the loan.

Derivatives
Derivatives comprise, mainly, currency and interest rate swaps, forward rate agreements, foreign exchange forwards and financial futures and options. All transactions are undertaken for hedging purposes.

Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged. Consequently, profits and losses on the hedges are recognised on a similar accounting basis as the profits or losses on the underlying item or items being hedged. They are therefore recognised in the financial statements as adjustments to the profit or loss of the item or items being hedged. To the extent necessary to achieve a consistent timing of income recognition on the item or items being hedged, deferred gains or losses are included in the balance sheet under the headings "accruals and deferred income" and "prepayments and accrued income". Profits and losses on early termination of contracts that modify the characteristics of designated items are deferred and amortised over the remaining lives of the hedged items. Income and expenses on hedges are recognised as adjustments to interest receivable and interest payable.

When a derivative no longer represents a hedge, because either the underlying asset, liability or position has been extinguished or derecognised, it is restated to market value. Any profit or loss is accounted for in interest income or expense. It is then either redesignated as a hedge of a different asset, liability or position, is disposed of, or the position is otherwise closed, and accounted for accordingly. Where a derivative is no longer a hedge because it ceases to be effective, it is restated to market value and any profit or loss arising is deferred and amortised into interest income or expense over the remaining life of the item previously being hedged.

Foreign currency transactions
Interest income and expense denominated in foreign currency is translated into sterling at the rate of exchange current on the date of the receipt or payment, unless it is hedged, in which case it is translated at the underlying rate of exchange inherent in the associated hedge contract. Assets and liabilities denominated in foreign currency that are hedged by means of matching foreign currency contracts are included in the balance sheet at the exchange rate inherent in those contracts.

Other assets and liabilities denominated in foreign currency are included at the rate of exchange current at the balance sheet date.

Exchange differences arising on currency conversion are dealt with in the profit and loss account.

Mortgage incentives
Incentive costs of discounts, fixed rate and other similar mortgage products are expensed in equal annual amounts over the effective incentive clawback period for early redemption of these products. Early repayment charges, designed to recover incentive costs, are normally charged to customers on prepayment of loans within contractually agreed periods of time, ie the clawback period. Other forms of incentives, such as valuation fees which are not directly linked to the interest rate on the mortgage, are expensed through the profit and loss account as they are incurred.

All incentives which are not subject to incentive clawback periods and any excess cost of an incentive over and above the cost recoverable by the clawback are written off as incurred. The costs of mortgage incentives are charged against interest receivable.

Securitisation
Securitisation transactions are reported in accordance with FRS 5 "Reporting the Substance of Transactions". Where assets are sold under securitisation, if there is no significant change to the Group's rights and benefits to those assets and its exposure is limited to a fixed monetary ceiling, linked presentation is used. Under linked presentation, only the net amount of the Group's interests in the assets is consolidated, and the related gross amounts are shown on the face of the balance sheet. The interest attributable to the Northern Rock Group is included in the profit and loss account under the heading "interest receivable". The other income and expenses are included within "other operating income". Where the conditions for linked presentation are not met, the transactions are accounted for by separate presentation of the gross assets and the related funding, and all profit and loss transactions are included within the appropriate captions in the profit and loss account. The special purpose vehicles used for these transactions are accounted for as quasi subsidiaries (see note 16).

Revenue recognition
Interest income is recognised in the profit and loss account on an accruals basis, except for income on loans taken into possession which is taken to income when it is received.

Fees receivable from customers to reimburse the Group for costs incurred are taken to the profit and loss account when due. Fees and commissions receivable relating to ongoing services are taken to income when the related service is performed, and fees in lieu of interest are taken to income on a level yield basis over the life of the loan.

2. Prior year adjustment

The Group has implemented the requirements of Urgent Issues Task Force ("UITF") Abstract 38 – "Accounting for ESOP Trusts" with effect from 1 January 2004. As a result, holdings of Ordinary Shares in Northern Rock plc owned by the Group's employee share ownership trusts are now shown as a deduction from shareholders' funds. Previously they were shown as part of other assets in the balance sheet. Purchases and sales of Northern Rock plc Ordinary Shares are now accounted for as movements in shareholders' funds and no gains and losses are reflected in the profit and loss account. UITF Abstract 38 also amends UITF Abstract 17 – "Employee Share Schemes" to reflect the consequences for the profit and loss account of the changes in the presentation of an entity's own shares held by an ESOP trust. The charge to the profit and loss account in respect of shares and share options granted to employees that are expected to be met from shares held by employee share trusts is now based on the difference between the value on the date of grant and the exercise price. Previously, where shares were purchased to meet these obligations, the charge was based on the carrying value of the shares.

The effect of this change in accounting policy, which has been accounted for as a prior year adjustment, is to increase staff costs and decrease profit for the year ended 31 December 2004 by £0.1m (year to 31 December 2003 – £0.2m). The effect on other assets, other liabilities, staff costs and shareholders' funds at the balance sheet dates is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Reduction in shareholders' funds – beginning of year (note 33)	**(48.0)**	(44.5)	**(47.3)**	(44.0)
Movement in relation to own shares (note 34)	**5.8**	(3.3)	**5.8**	(3.3)
Increase in staff costs during year	**(0.1)**	(0.2)	**(0.1)**	–
Reduction in shareholders' funds – end of year	**(42.3)**	(48.0)	**(41.6)**	(47.3)
The reduction in shareholders' funds comprises:				
Reduction in other assets	**(42.3)**	(48.8)	**(42.3)**	(48.8)
Reduction in other liabilities	**–**	0.8	**0.7**	1.5
	(42.3)	(48.0)	**(41.6)**	(47.3)

The cumulative difference in the amount credited through the Group profit and loss account in the period up to 31 December 2003 amounted to £0.3m.

3. Other interest receivable and similar income

	2004	2003
	£m	£m
On secured advances	**1,348.2**	983.3
On other lending	**412.1**	296.6
	1,760.3	1,279.9

4. Interest payable

	2004	2003
	£m	£m
On retail customer accounts	**689.7**	559.5
On other deposits and loans	**760.6**	514.6
On subordinated liabilities	**85.5**	62.0
On reserve capital instruments	**19.8**	17.3
On tier one notes	**13.0**	11.4
Total interest payable on subordinated liabilities	**118.3**	90.7
	1,568.6	1,164.8

5. Sale of credit card portfolio

On 30 May 2003, the Group sold its credit card portfolio to The Co-operative Bank. The surplus on sale amounted to £7.3m and is recorded in other income. The credit card portfolio comprised approximately 90,000 accounts with outstanding balances of £217m. As part of the agreement Northern Rock offers credit cards, issued by The Co-operative Bank, to Northern Rock customers under the Northern Rock brand.

6. Administrative expenses

	2004	2003 (as restated)
	£m	£m
Wages and salaries	**101.4**	85.3
Social security costs	**8.9**	7.0
Other pension costs	**9.0**	8.7
Total staff costs	**119.3**	101.0
Other administrative expenses	**105.8**	96.3
Non-recurring expenses – see below	**–**	5.6
	225.1	202.9
Other administrative expenses include the following:		
Hire of equipment	**5.5**	5.4
Property rentals	**3.1**	2.8

6. Administrative expenses (continued)

		2004 £m	2003 £m
Remuneration of auditors:	statutory audit	1.1	0.9
	further assurance services	1.0	0.4
		2.1	1.3

Remuneration of auditors for audit work for the Company amounted to £0.7m (2003 £0.6m). Further assurance services comprises services provided in respect of International Financial Reporting Standards, securitisation transactions and the raising of wholesale funding.

Non-recurring expenses	£m	£m
Wages and salaries	-	0.5
Social security costs	-	0.1
Total staff costs	-	0.6
Other administrative expenses	-	5.0
	-	5.6

Non-recurring costs in 2003 represents costs incurred in relation to the closure of certain branches.

	2004		2003	
	Full time	**Part time**	Full time	Part time
Average number of staff (including Executive Directors) employed by the Group	**3,916**	**1,064**	3,448	952

7. Pension commitments

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted-out, defined benefit section of the Scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the contracted-in defined contribution section of the Scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

The Company has continued to account for pensions in accordance with SSAP 24. FRS 17 "Retirement Benefits" was issued in November 2000 but requires only phased transitional disclosures for the Company until the year ending 31 December 2005. These disclosures, to the extent not given in (a), are set out in (b) below.

(a) The most recent triennial valuation of the Scheme was performed as at 5 April 2003 by Watson Wyatt LLP, consulting actuaries, using the projected unit method. The principal actuarial assumptions adopted in that valuation were that, over the long term, the rate of return on existing and future investments will exceed pension increases by 3.50% per annum and increases in pensionable earnings by 2.25% per annum. At 5 April 2003, the market value of the fund was £158.6m which represented 97.3% of the market value of the benefits that had accrued to the valuation date. The next full actuarial valuation is due to be carried out as at 5 April 2006.

During 2004, the Company paid employer's contributions of 15.9% of basic pensionable earnings throughout the year (2003 14.8% until 5 April 2003 and 15.9% thereafter) in respect of the defined benefit section of the Scheme. In addition, members of the defined benefit section of the Scheme paid employee contributions of 5% (2003 5%). During 2004, the Company paid employer's contributions in respect of the defined contribution section of the Scheme at an average rate of 6.0% (2003 6.0%). Additional National Insurance costs were also incurred as a result of the defined contribution section of the Scheme being contracted-in to SERPS. In addition, members of the defined contribution section of the Scheme paid contributions at an average rate of 4.3% (2003 4.3%).

The total pensions charge to the Group profit and loss account for 2004, as calculated by Watson Wyatt LLP, independent qualified actuaries, in respect of employer's contributions to the Northern Rock Pension Scheme, was £8.9m (2003 £8.6m), of which £7.1m was in respect of the defined benefit scheme (2003 £7.0m) and £1.8m in respect of the defined contribution scheme (2003 £1.6m). The charge for the defined benefit scheme in 2004 includes £3.7m arising from the underfunding of the Scheme adjusted for the level of prepayment (2003 £3.6m). In accordance with SSAP 24, surpluses and deficiencies, adjusted for the level of prepayment, are being amortised over the average remaining service lives of the employees in the defined benefit scheme, estimated at 13 years.

The prepayment in relation to the Scheme at 31 December 2004 was £28.9m (2003 £30.6m).

(b) The valuation used for FRS 17 disclosures has been based on the most recent triennial actuarial valuation at 5 April 2003 and updated by Watson Wyatt LLP to take account of the requirements of FRS 17 in order to assess the liabilities of the Scheme at 31 December 2004. Scheme assets are stated at their market value at 31 December 2004.

The financial assumptions used to calculate Scheme liabilities under FRS 17 are:

	2004	2003	2002
Discount rate	**5.30%**	5.40%	5.60%
Inflation rate	**2.75%**	2.65%	2.30%
Pensions in payment increases	**3.10%**	3.00%	3.00%
Deferred pensions increases	**2.75%**	2.65%	2.30%
Salary increases	**4.50%**	4.40%	4.05%

7. Pension commitments (continued)

The assets in the Scheme and the expected rate of return were:

	Long-term rate of return expected at 31 Dec 2004	Market value at 31 Dec 2004 £m	Long-term rate of return expected at 31 Dec 2003	Market value at 31 Dec 2003 £m	Long-term rate of return expected at 31 Dec 2002	Market value at 31 Dec 2002 £m
Equities	**8.1%**	**106.2**	8.1%	96.0	8.6%	79.6
Bonds	**5.0%**	**80.4**	5.1%	74.9	4.5%	66.6
Property	**6.7%**	**12.0**	6.8%	7.4	6.5%	7.6
Cash	**4.8%**	**1.1**	3.8%	1.2	4.0%	0.4
Total	**6.7%**	**199.7**	6.8%	179.5	6.7%	154.2

	31 Dec 2004 £m	31 Dec 2003 £m
Scheme deficit:		
Total market value of assets	**199.7**	179.5
Present value of Scheme liabilities	**(251.4)**	(226.1)
Deficit in the Scheme	**(51.7)**	(46.6)
Related deferred tax asset	**15.5**	14.0
Net pension liability	**(36.2)**	(32.6)

Proforma reserves:	31 Dec 2004 £m	31 Dec 2003 (as restated) £m
Profit and loss reserve	**1,403.9**	1,201.9
Pension liability	**(36.2)**	(32.6)
Less SSAP24 pension fund prepayment net of related deferred tax asset of £8.7m (2003 £9.2m)	**(20.2)**	(21.4)
Proforma profit and loss reserve if FRS 17 adopted	**1,347.5**	1,147.9

The position shown represents the funded status of the Scheme based on market conditions at 31 December 2004. Market related calculations such as these are subject to daily variations. The deficit disclosed does not represent a debt on the employer. Contributions to the Scheme will continue to be determined in accordance with the Trustees' funding valuation, the next one being due in April 2006, or any interim valuations undertaken by the Trustees or the Company. The rules of the Northern Rock Pension Scheme (final salary section) permit both employer and employee pensions contributions to be increased to meet part of any deficit.

The following disclosures show the amounts that would have been chargeable to the profit and loss account and to the statement of total recognised gains and losses in respect of the non-money purchase benefits provided by the Scheme if FRS 17 had been fully implemented in 2004.

Analysis of the amount chargeable to administrative expenses

	2004 £m	2003 £m
Current service cost	**8.4**	6.8
Past service cost	**-**	-
Total chargeable to administrative expenses	**8.4**	6.8

Analysis of the amount chargeable to interest receivable

	2004 £m	2003 £m
Expected return on pension scheme assets	**12.3**	10.5
Interest on pension scheme liabilities	**(12.3)**	(10.3)
Net return	**-**	0.2

Analysis of the amount recognisable in the statement of total recognised gains and losses

	2004 £m	2003 £m
Actual return less expected return on pension scheme assets	**4.3**	10.0
Experience gains and losses arising on Scheme liabilities	**3.0**	(5.0)
Changes in assumptions underlying the present value of Scheme liabilities	**(10.0)**	(23.4)
Actuarial loss recognisable in statement of total recognised gains and losses	**(2.7)**	(18.4)

7. Pension commitments (continued)

Movement in deficit during the year

	2004 £m	2003 £m
Deficit in Scheme at 1 January	**(46.6)**	(27.5)
Movement in year:		
Contributions paid by the Company	**6.0**	5.9
Current service cost	**(8.4)**	(6.8)
Past service cost	**-**	-
Net return	**-**	0.2
Actuarial loss	**(2.7)**	(18.4)
Deficit in Scheme at 31 December	**(51.7)**	(46.6)

History of experience gains and losses

	2004	2003	2002
Difference between expected and actual return on Scheme assets			
Amount (£m)	**4.3**	10.0	(28.3)
Percentage of Scheme assets	**2.2%**	5.6%	(18.4%)
Experience gains and losses on Scheme liabilities			
Amount (£m)	**3.0**	(5.0)	1.0
Percentage of present value of Scheme liabilities	**1.2%**	(2.2%)	0.6%
Total amount recognisable in statement of total recognised gains and losses			
Amount (£m)	**(2.7)**	(18.4)	(31.4)
Percentage of present value of Scheme liabilities	**(1.1%)**	(8.1%)	(17.3%)

8. Directors' emoluments

Full details of the Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 18 to 31.

9. Provisions for bad and doubtful debts

Group	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
At 1 January 2004:				
Specific provision	3.1	1.9	27.4	32.4
General provision	31.7	8.7	28.5	68.9
	34.8	10.6	55.9	101.3
Profit and loss account:				
Increase in provisions during the year:				
Specific provision	5.0	0.3	41.9	47.2
General provision	1.4	2.5	8.3	12.2
Adjustment to provisions resulting from recoveries:				
Specific provision	(0.9)	(0.1)	(1.9)	(2.9)
	5.5	2.7	48.3	56.5
Transfers				
General provision	(0.2)	-	0.2	-
Amounts written off during the year:				
Specific provision	(3.8)	(1.1)	(26.0)	(30.9)
At 31 December 2004:				
Specific provision	3.4	1.0	41.4	45.8
General provision	32.9	11.2	37.0	81.1
	36.3	12.2	78.4	126.9
Company				
At 1 January 2004:				
Specific provision	3.1	1.9	31.5	36.5
General provision	31.7	8.7	28.5	68.9
	34.8	10.6	60.0	105.4
At 31 December 2004:				
Specific provision	3.4	1.0	45.5	49.9
General provision	32.9	11.2	37.0	81.1
	36.3	12.2	82.5	131.0

9. Provisions for bad and doubtful debts (continued)

Interest has been suspended on impaired loans as follows:

	Group and Company		
	On advances secured on residential property £m	On other secured advances £m	Total £m
Interest suspended at 1 January 2004	1.9	3.9	5.8
Movement in suspended interest during the year:			
Interest suspended	1.3	0.6	1.9
Receipts of interest previously suspended	(0.6)	–	(0.6)
Amounts written off	(0.2)	(0.5)	(0.7)
Interest suspended at 31 December 2004	2.4	4.0	6.4

	Group and Company	
	2004 £m	2003 £m
Advances on which interest has been suspended totalled:		
Before provisions	**18.3**	17.8
After provisions	**15.4**	15.3

10. Tax on profit on ordinary activities

	2004 £m	2003 £m
The tax charge for the year comprises:		
UK corporation tax		
Current tax on profits for the year	**115.5**	102.4
Adjustments in respect of prior years	**(3.3)**	(5.8)
Total current tax	**112.2**	96.6
Increase in deferred taxation	**12.8**	15.6
	125.0	112.2

A reconciliation of current tax on profit on ordinary activities at the standard UK corporation tax rate to the Group's actual current tax charge for the years ended 31 December 2004 and 2003 is shown as follows:

	2004 £m	2003 £m
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax in the UK of 30% (2003 30%)	**129.4**	116.0
Effects of:		
Net (non taxable income)/non deductible expenses for tax purposes	**(1.5)**	0.5
Current tax effect of timing differences	**(12.4)**	(14.1)
Adjustments to tax charge in respect of previous periods	**(3.3)**	(5.8)
Current tax charge for period	**112.2**	96.6

Note 38 discloses the book and fair values for some of the Group's financial instruments. The net deficit which would arise from recording these financial instruments at their fair value instead of their book value of £174.8m (2003 £65.4m) has not been recognised in the accounts. Accordingly no provision for the corresponding deferred tax asset of £52.4m (2003 £19.6m) has been made.

11. Profit on ordinary activities after taxation

Of the profit on ordinary activities after taxation attributable to ordinary shareholders, £262.7m (2003 £227.3m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's profit and loss account has not been presented separately.

12. Dividends

	2004 pence per share	2003 pence per share	2004 £m	2003 £m
Ordinary Shares:				
Interim (paid)	**8.5**	7.5	**35.2**	31.6
Final (proposed)	**18.0**	15.8	**74.8**	66.2
less paid and payable to ESOP trusts (see note 34)			**–**	(1.5)
	26.5	23.3	**110.0**	96.3

13. Earnings per ordinary share

Earnings per Ordinary Share have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern Rock plc of £306.2m (2003 (as restated) £274.4m) by the weighted average number of Ordinary Shares in issue of 413.0m (2003 412.3m).

The weighted average number of Ordinary Shares in issue has been determined after excluding shares held in trust for employee share schemes.

Fully diluted earnings per Ordinary Share have been calculated using the weighted average number of shares in issue together with 3.6m (2003 3.6m) potentially dilutive shares resulting from options granted under employee share schemes.

14. Loans and advances to banks

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Repayable:				
On demand	**268.9**	973.3	**255.8**	964.1
In not more than three months	**3,017.0**	2,469.9	**2,952.1**	2,366.7
In more than three months but not more than one year	**19.5**	7.0	**14.5**	7.0
	3,305.4	3,450.2	**3,222.4**	3,337.8

The Company is required to maintain balances with the Bank of England, which at 31 December 2004 amounted to £44.0m (2003 £36.3m).

15. Loans and advances to customers

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Advances secured on residential property	**27,000.7**	23,179.7	**27,000.3**	23,179.1
Other secured advances	**1,278.1**	939.5	**1,278.1**	939.5
Unsecured loans	**4,590.5**	3,236.6	**4,590.5**	3,236.6
Amounts due from subsidiary undertakings	**–**	–	**32.0**	37.4
	32,869.3	27,355.8	**32,900.9**	27,392.6
Repayable:				
On demand	**3.5**	2.2	**39.6**	26.6
In not more than three months	**220.9**	232.0	**220.9**	232.0
In more than three months but not more than one year	**681.9**	619.1	**681.9**	636.2
In more than one year but not more than five years	**4,831.5**	4,241.9	**4,831.5**	4,241.9
In more than five years	**27,258.4**	22,361.9	**27,258.0**	22,361.3
Less provisions (note 9)	**(126.9)**	(101.3)	**(131.0)**	(105.4)
	32,869.3	27,355.8	**32,900.9**	27,392.6

16. Securitisation

Loans and advances to customers include portfolios of residential and commercial mortgage loans which are subject to non-recourse financing arrangements. The loans have been purchased by special purpose vehicles, which have primarily issued mortgage backed fixed and floating rate notes to finance the purchases.

The Group is not obliged to support any losses in respect of these mortgages, except as described below, nor does it intend to do so. This is clearly stated in the agreements with noteholders.

Northern Rock plc has made interest bearing subordinated loans to the special purpose vehicles, the repayments of which are subordinated to the claims of the noteholders. In addition, mortgage indemnity guarantee (MIG) insurance is provided on certain loans to the vehicles purchasing residential mortgage loans by a subsidiary of Northern Rock plc. Since 1 January 2003, Northern Rock plc has not taken out MIG insurance in respect of new loans. Existing cover remains in force. Northern Rock plc does not guarantee the liabilities of this subsidiary. In the Group accounts, a separate presentation of assets and liabilities has been adopted to the extent of the insurance cover provided by the subsidiary.

16. Securitisation (continued)

Northern Rock plc has an option to sell further mortgage loans to the special purpose vehicles where at the end of any interest period the rate of repayment of principal in the vehicle exceeds the level agreed at the date of sale of the loans. Northern Rock plc has no right or obligation to repurchase the benefit of any securitised loan except to the extent that the loan breaches representations and warranties given at the date of sale. It does, however, have the option to repurchase loans from the vehicles, on being offered the opportunity to do so by the vehicles, where the borrower requests a further advance or a change in product type.

Northern Rock plc has entered into a number of interest rate swaps with the vehicles. These convert interest flows from the mortgage loans into LIBOR based interest flows to match the interest flows payable on the floating rate notes.

During the year, Northern Rock plc assigned portfolios of residential mortgage loans with a book value of £16.7 billion to Granite Finance Trustees Limited. Granite Finance Funding Limited acquired, at book value, an interest in the trust property vested in Granite Finance Trustees Limited. This beneficial interest was acquired in three separate transactions, the first on 28 January 2004 for £3.5 billion, the second on 26 May 2004 for £3.6 billion and the third on 22 September 2004 for £4.0 billion. Granite Finance Funding Limited funded its acquisitions through borrowings from its subsidiary companies, Granite Mortgages 04-1 plc, Granite Mortgages 04-2 plc and Granite Mortgages 04-3 plc. These companies principally funded their loans to Granite Finance Funding Limited through the issue of mortgage backed fixed and floating rate notes.

The balances of assets subject to securitisation and the associated non-recourse finance at 31 December 2004 are set out below.

Securitisation company	Date of securitisation	Gross assets securitised	Non-recourse finance	Subordinated loans made by the Group
		£m	£m	£m
Residential:				
Granite Mortgages 99-1 plc	1 October 1999	105.0	95.3	-
Granite Mortgages 00-1 plc	1 March 2000	280.1	267.0	-
Granite Mortgages 00-2 plc	25 September 2000	576.4	512.2	4.4
Granite Mortgages 01-1 plc	26 March 2001	867.3[1]	848.6	5.4
Granite Mortgages 01-2 plc	28 September 2001	963.6[1]	934.0	9.9
Granite Mortgages 02-1 plc	20 March 2002	1,664.5[1]	1,634.6	28.0
Granite Mortgages 02-2 plc	23 September 2002	2,032.3[1]	1,997.3	26.0
Granite Mortgages 03-1 plc	27 January 2003	2,262.7[1]	2,246.1	29.5
Granite Mortgages 03-2 plc	21 May 2003	1,931.7[1]	1,881.5	24.5
Granite Mortgages 03-3 plc	24 September 2003	1,823.1[1]	1,768.9	17.5
Granite Mortgages 04-1 plc	28 January 2004	2,928.1[1]	2,827.0	49.4
Granite Mortgages 04-2 plc	26 May 2004	3,297.0[1]	3,213.0	64.1
Granite Mortgages 04-3 plc	22 September 2004	3,885.7[1]	3,786.8	49.4
		22,617.5	22,012.3	308.1
Retained interest in Granite Trustees Limited		826.9	-	-
Less cash deposits held with Northern Rock plc		(1,396.0)	-	-
Total residential		22,048.4	22,012.3	308.1
Commercial:				
Dolerite Funding No. 1 plc	24 June 2002	238.5	216.4	19.1
Retained interest in Dolerite Trustees Limited		52.3	-	-
Total commercial		290.8	216.4	19.1
Maximum extent of insurance cover provided by subsidiary			(125.0)	
Total		22,339.2	22,103.7	327.2

[1] Represents the interest in the trust property at book value held by Granite Finance Funding Limited relating to the debt issued by these companies.

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company, Granite Finance Funding Limited, retained £20 million from the proceeds of debt issuance to fund this reserve. This amount is repayable only after full repayment of the notes.

Interest income earned by Northern Rock plc in respect of the retained interest in Granite Trustees Limited and Dolerite Trustees Limited is recorded in the profit and loss account within "other interest receivable and similar income".

Northern Rock plc does not own directly or indirectly any of the share capital of these companies or of their parent. The Group receives administration fees for servicing the mortgage portfolios together with any residual income arising after the claims of the bondholders and other creditors are met.

At 31 December 2004 the special purpose companies had cash deposits with Northern Rock plc amounting to £1,396.0m. At 31 December 2003 such deposits were held by other third party banks. As such the total gross assets securitised available to meet non-recourse finance amount to £23,735.2m (2003 £15,678.7m).

An aggregated summary of the results for the years ended 31 December 2004 and 2003, and summarised balance sheets as at 31 December 2004 and 2003 for the above companies are set out below.

16. Securitisation (continued)

	2004 £m	2003 £m
Interest receivable	998.5	696.0
Interest payable	(953.9)	(538.3)
Interest receivable on cash deposits with Northern Rock	46.9	-
Fixed rate swaps payable to Northern Rock	(1.7)	(65.4)
Other swaps and net interest payable to Northern Rock	31.4	(34.7)
Net interest receivable	121.2	57.6
Other income net of administrative and other expenses payable to third parties	19.8	9.0
Administrative expenses payable to Northern Rock	(141.0)	(66.6)
Profit for the financial period	-	-
Loans and advances to banks	423.9	1,200.4
Cash deposits held with Northern Rock	1,396.0	-
Loans and advances to customers	21,021.1	14,130.3
Amounts owed by Group companies	18.6	4.2
Other assets	16.1	-
Total assets	22,875.7	15,334.9
Debt securities in issue	22,228.7	14,983.3
Amounts owed to Group companies	645.9	338.3
Other liabilities	1.1	13.3
Total liabilities	22,875.7	15,334.9

The interest attributable to the Northern Rock Group is included in the Group profit and loss account under the heading, "Interest receivable". The other income and expenses are included within "Other operating income". The securitisation companies are accounted for as quasi subsidiaries (see note 1).

The balance sheets above reconcile to the linked presentation in the Group balance sheet as follows:

	2004 £m	2003 £m
Loans and advances to banks	423.9	1,200.4
Loans and advances to customers	21,021.1	14,130.3
Other assets	16.1	-
Other liabilities	(1.1)	(13.3)
Retained interest in Granite Trustees Limited and Dolerite Trustees Limited	879.2	361.3
	22,339.2	15,678.7
Debt securities in issue	22,228.7	14,983.3
Maximum extent of insurance cover provided by subsidiary (included in other creditors – note 27)	(125.0)	(150.9)
	22,103.7	14,832.4

In addition to the transactions above which are accounted for under linked presentation, Northern Rock assigned a portfolio of unsecured loans amounting to £749.7m to Flint Receivables Trustees Limited on 8 December 2003. Flint Consumer Loans No. 1 Limited purchased an interest amounting to £595.0m in the trust property on the same date, funded by the issue of asset backed notes. The noteholders have a proportionate interest in each balance in the portfolio, and at 31 December 2004 this interest amounted to £595.0m (2003 £595.0m). This securitisation does not qualify for linked presentation and therefore the total portfolio is included within unsecured loans as part of loans and advances to customers not subject to securitisation. The funding giving rise to the noteholders' interests is included within debt securities in issue.

Included within loans and advances to customers not subject to securitisation are £1,977.6m of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to an issue of covered bonds of €2.0 billion (£1,340.8m equivalent) made by Northern Rock on 4 May 2004, which are included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore this transaction does not qualify for linked presentation or sale treatment.

17. Debt securities

Group	2004 Book value £m	2004 Market value £m	2003 Book value £m	2003 Market value £m
Investment securities				
Issued by public bodies:				
Government securities	**1,289.0**	**1,312.4**	1,143.2	1,162.6
Issued by other issuers:				
Bank and building society certificates of deposit	**456.2**	**455.3**	330.2	330.2
Other debt securities	**2,997.0**	**3,009.9**	2,712.1	2,726.1
	4,742.2	**4,777.6**	4,185.5	4,218.9
Listed	**4,261.0**	**4,297.4**	3,804.0	3,837.4
Unlisted	**481.2**	**480.2**	381.5	381.5
	4,742.2	**4,777.6**	4,185.5	4,218.9

Company	2004 Book value £m	2004 Market value £m	2003 Book value £m	2003 Market value £m
Investment securities				
Issued by public bodies:				
Government securities	**1,221.8**	**1,243.4**	1,079.7	1,098.7
Issued by other issuers:				
Bank and building society certificates of deposit	**436.2**	**435.3**	308.2	308.2
Other debt securities	**2,920.6**	**2,933.4**	2,644.4	2,658.7
	4,578.6	**4,612.1**	4,032.3	4,065.6
Listed	**4,117.4**	**4,151.9**	3,672.8	3,706.1
Unlisted	**461.2**	**460.2**	359.5	359.5
	4,578.6	**4,612.1**	4,032.3	4,065.6

Included in Group and Company debt securities are assets valued at £nil (2003 £nil) that are subject to sale and repurchase agreements.

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Due within one year	**761.9**	655.4	**741.9**	625.1
Due one year and over	**3,980.3**	3,530.1	**3,836.7**	3,407.2
	4,742.2	4,185.5	**4,578.6**	4,032.3
Unamortised premiums and discounts	**42.7**	34.1	**37.9**	27.1

17. Debt securities (continued)

The movement on debt securities during the year was as follows:

	Group £m	Company £m
Cost:		
At 1 January 2004	4,190.5	4,037.3
Additions	9,467.0	9,331.6
Disposals	(8,878.7)	(8,754.1)
Premiums net of discounts charged in the year	(9.6)	(9.2)
Exchange adjustments	(25.0)	(25.0)
At 31 December 2004	4,744.2	4,580.6
Provisions:		
At 1 January 2004	5.0	5.0
Released in year	(3.0)	(3.0)
At 31 December 2004	2.0	2.0
Net book amount:		
At 31 December 2004	4,742.2	4,578.6
At 31 December 2003	4,185.5	4,032.3

All debt securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.

18. Equity shares and other variable yield securities

Group	2004 Book value £m	2004 Market value £m	2003 Book value £m	2003 Market value £m
Investment securities				
Listed	**539.4**	**554.9**	390.3	398.0
Unlisted	**36.2**	**36.2**	20.5	20.5
	575.6	**591.1**	410.8	418.5

Company	2004 Book value £m	2004 Market value £m	2003 Book value £m	2003 Market value £m
Investment securities				
Listed	**421.9**	**433.1**	299.4	306.9
Unlisted	**36.2**	**36.2**	20.5	20.5
	458.1	**469.3**	319.9	327.4

The movement on equity shares and other variable yield securities during the year was as follows:

	Group £m	Company £m
Cost:		
At 1 January 2004	412.3	321.4
Additions	193.3	148.0
Disposals	(19.3)	(0.6)
Exchange adjustments	(10.7)	(10.7)
At 31 December 2004	575.6	458.1
Provisions:		
At 1 January 2004	1.5	1.5
Released in year	(1.5)	(1.5)
At 31 December 2004	-	-
Net book amount:		
At 31 December 2004	575.6	458.1
At 31 December 2003	410.8	319.9

All equity shares and other variable yield securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.

19. Shares in group undertakings

	Company £m
Cost:	
At 1 January 2004	217.2
Distribution from subsidiary	(92.4)
At 31 December 2004	124.8
Provisions:	
At 1 January 2004 and 31 December 2004	4.3
Net book amount:	
At 31 December 2004	120.5
At 31 December 2003	212.9

The Company's interest in subsidiary undertakings are analysed as follows:

	2004 £m	2003 £m
Credit institutions	**50.0**	50.0
Other	**70.5**	162.9
	120.5	212.9

The principal subsidiaries of Northern Rock plc at 31 December 2004 are listed below, all of which are directly held and wholly owned by the Company, and all of which operate in their country of incorporation or registration.

	Nature of business	Country of incorporation or registration
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

In addition, Granite Mortgages 99-1 plc, Granite Mortgages 00-1 plc, Granite Mortgages 00-2 plc, Granite Mortgages 01-1 plc , Granite Mortgages 01-2 plc, Granite Mortgages 02-1 plc, Granite Mortgages 02-2 plc, Granite Mortgages 03-1 plc, Granite Mortgages 03-2 plc, Granite Mortgages 03-3 plc, Granite Mortgages 04-1 plc, Granite Mortgages 04-2 plc, Granite Mortgages 04-3 plc and Dolerite Funding No. 1 plc, all companies incorporated in England and Wales, and Granite Finance Funding Limited, Granite Finance Trustees Limited and Dolerite Mortgages Trustee Limited, all companies incorporated in Jersey, have been accounted for as quasi-subsidiaries (see note 1).

Northern Rock acquired all the issued share capital of Legal & General Bank Limited (renamed Northern Rock Holdings No. 1 Limited) and Legal & General Mortgage Services Limited (renamed Northern Rock Holdings No. 2 Limited) on 1 August 2002. On 9 November 2002 the assets and undertakings of each of these companies were transferred to Northern Rock plc, and neither have any continuing operations. During 2003, Northern Rock Holdings No. 1 Limited surrendered its permission under Part IV, Financial Services and Markets Act 2000 to accept deposits and is therefore no longer regarded as a credit institution. During 2004 Northern Rock Holdings No. 1 Limited paid a capital distribution to Northern Rock plc of £92.4m.

20. Intangible fixed assets

	£m
Goodwill	
Cost:	
At 1 January 2004 and 31 December 2004	35.8
Amortisation:	
At 1 January 2004	5.1
Charged for the year	3.6
At 31 December 2004	8.7
Net book amount:	
At 31 December 2004	27.1
At 31 December 2003	30.7

21. Tangible fixed assets

Group	Land and buildings Freehold £m	Land and buildings Long leasehold £m	Land and buildings Short leasehold £m	Plant, equipment, fixtures, fittings & vehicles £m	Assets in the course of construction £m	Total £m
Cost:						
At 1 January 2004	82.2	12.0	5.5	150.4	5.7	255.8
Additions	3.0	7.3	0.1	31.7	18.3	60.4
Transfers	0.3	0.6	(0.6)	0.6	(0.9)	-
Disposals	(4.2)	-	-	(1.5)	-	(5.7)
At 31 December 2004	81.3	19.9	5.0	181.2	23.1	310.5
Depreciation and amortisation:						
At 1 January 2004	8.7	5.3	4.8	57.9	-	76.7
Charged in year	0.8	0.4	-	26.3	-	27.5
Adjustments arising on disposals	(0.6)	-	(0.2)	(1.1)	-	(1.9)
At 31 December 2004	8.9	5.7	4.6	83.1	-	102.3
Net book amount:						
At 31 December 2004	72.4	14.2	0.4	98.1	23.1	208.2
At 31 December 2003	73.5	6.7	0.7	92.5	5.7	179.1

Net book amount of land and buildings occupied for own use: 2004 £86.4m (2003 £78.9m).

Company	Land and buildings Freehold £m	Land and buildings Long leasehold £m	Land and buildings Short leasehold £m	Plant, equipment, fixtures, fittings & vehicles £m	Assets in the course of construction £m	Total £m
Cost:						
At 1 January 2004	43.9	46.4	5.5	126.7	3.9	226.4
Additions	2.7	3.1	0.1	32.3	17.9	56.1
Transfers	0.6	0.6	(0.6)	-	(0.6)	-
Disposals	(4.2)	-	-	(1.5)	-	(5.7)
At 31 December 2004	43.0	50.1	5.0	157.5	21.2	276.8
Depreciation and amortisation:						
At 1 January 2004	8.1	0.9	4.8	56.1	-	69.9
Charged in year	0.6	0.9	-	25.0	-	26.5
Adjustments arising on disposals	(0.6)	-	(0.2)	(1.1)	-	(1.9)
At 31 December 2004	8.1	1.8	4.6	80.0	-	94.5
Net book amount:						
At 31 December 2004	34.9	48.3	0.4	77.5	21.2	182.3
At 31 December 2003	35.8	45.5	0.7	70.6	3.9	156.5

Net book amount of land and buildings occupied for own use: 2004 £83.0m (2003 £80.0m).

22. Other assets

	Group 2004 £m	Group 2003 (as restated) £m	Company 2004 £m	Company 2003 (as restated) £m
Deferred taxation	-	-	**18.4**	16.6
Dividends receivable	-	-	**6.9**	7.2
Other assets	**69.6**	76.6	**61.0**	61.5
	69.6	76.6	**86.3**	85.3

22. Other assets (continued)

The full movement on deferred taxation (payable)/recoverable was as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
At 1 January	**(19.0)**	(3.4)	**16.6**	13.3
(Charge)/credit for year	**(12.8)**	(15.6)	**1.8**	3.3
At 31 December	**(31.8)**	(19.0)	**18.4**	16.6

The amounts (payable)/recoverable in respect of deferred taxation relate to:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Excess of capital allowances over depreciation	**(9.3)**	(8.8)	**(8.9)**	(8.5)
Other timing differences	**(22.5)**	(10.2)	**27.3**	25.1
	(31.8)	(19.0)	**18.4**	16.6

23. Prepayments and accrued income

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Deferred mortgage incentives	**279.3**	236.9	**279.3**	236.9
Accruals on derivatives	**163.1**	111.5	**163.1**	111.5
Accrued interest	**79.7**	65.5	**77.2**	63.2
Pension fund prepayment	**28.9**	30.6	**28.9**	30.6
Other	**195.9**	120.3	**291.0**	255.9
	746.9	564.8	**839.5**	698.1
Included above:				
Deferred mortgage incentives chargeable to the profit and loss account in more than one year	**114.3**	99.9	**114.3**	99.9

The movements on deferred mortgage incentives were as follows:

	Group and Company	
	2004	2003
	£m	£m
At 1 January	**236.9**	257.5
Additions	**482.5**	327.1
Amortisation	**(440.1)**	(347.7)
At 31 December	**279.3**	236.9

Additions to deferred mortgage incentives in the year is the amount that would have been charged to the profit and loss account for the year if incentives were not being amortised.

24. Deposits by banks

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Amount due to subsidiaries	**–**	–	**1,866.0**	1,876.1
Other deposits	**1,201.6**	1,461.5	**1,201.6**	1,461.5
	1,201.6	1,461.5	**3,067.6**	3,337.6
Repayable:				
On demand	**–**	–	**1,866.0**	1,876.1
In not more than three months	**847.7**	1,157.3	**847.7**	1,157.3
In more than three months but not more than one year	**193.6**	125.9	**193.6**	125.9
In more than one year but not more than five years	**4.0**	22.0	**4.0**	22.0
In more than five years	**156.3**	156.3	**156.3**	156.3
	1,201.6	1,461.5	**3,067.6**	3,337.6

25. Customer accounts

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Retail funds and deposits	**17,238.5**	16,342.8	**15,367.4**	14,467.5
Amounts due to subsidiaries	**–**	–	**2.0**	94.4
Other customer accounts	**3,103.5**	2,454.5	**3,103.5**	2,454.5
	20,342.0	18,797.3	**18,472.9**	17,016.4
Repayable:				
On demand	**7,103.9**	6,576.7	**6,323.5**	5,813.6
In not more than three months	**5,341.3**	4,710.6	**5,156.2**	4,494.6
In more than three months but not more than one year	**5,988.8**	5,493.9	**5,277.6**	4,918.1
In more than one year but not more than five years	**1,908.0**	2,016.1	**1,715.6**	1,790.1
	20,342.0	18,797.3	**18,472.9**	17,016.4

The above amounts include balances on accounts on which an interest penalty option is available to investors requiring immediate withdrawals as follows:

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
In not more than three months	**2,969.3**	2,734.6	**2,784.2**	2,518.6
In more than three months but not more than one year	**5,351.1**	5,115.4	**4,639.9**	4,540.6
In more than one year but not more than five years	**1,659.1**	1,740.7	**1,487.6**	1,551.3

26. Debt securities in issue

	Group and Company 2004 £m	Group and Company 2003 £m
Bonds and medium term notes	**9,552.9**	7,141.2
Other debt securities in issue	**7,228.7**	5,918.9
	16,781.6	13,060.1
Debt securities in issue are repayable as follows:		
Bonds and medium term notes		
In not more than three months	**1,055.9**	1,596.4
In more than three months but not more than one year	**1,928.2**	1,844.2
In more than one year but not more than two years	**1,895.7**	889.0
In more than two years but not more than five years	**4,373.8**	2,507.6
In more than five years	**299.3**	304.0
	9,552.9	7,141.2
Other debt securities in issue		
In not more than three months	**5,621.7**	4,590.9
In more than three months but not more than one year	**1,582.8**	1,315.0
In more than one year but not more than two years	**4.0**	11.0
In more than two years but not more than five years	**20.2**	2.0
	7,228.7	5,918.9

Included within bonds and medium term notes is £1,840.8m (2003 £500.0m) that is secured by certain portfolios of loans in relation to the Group's covered bond programme and the securitisation of unsecured loans. See note 16 for further details.

27. Other liabilities

	Group 2004 £m	Group 2003 (as restated) £m	Company 2004 £m	Company 2003 (as restated) £m
Amounts falling due within one year:				
Income tax on interest	**17.6**	10.1	**17.6**	10.1
Corporation tax	**60.0**	53.8	**58.2**	51.7
Other taxation and social security	**6.1**	4.9	**6.1**	4.9
Dividends payable	**74.7**	65.3	**74.8**	66.2
Other creditors	**177.2**	204.7	**77.3**	77.6
	335.6	338.8	**234.0**	210.5

28. Accruals and deferred income

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Accrued interest	**488.3**	383.3	**499.2**	390.9
Accruals on derivatives	**15.3**	29.7	**15.3**	29.7
Deferred income	**13.7**	32.9	**10.6**	19.2
Other accruals	**22.5**	29.4	**19.8**	24.4
	539.8	475.3	**544.9**	464.2

29. Subordinated liabilities

	Group and Company	
	2004	2003
	£m	£m
Dated		
5.625% Subordinated bonds due 2015	**300.0**	300.0
11.734% Subordinated loan 2016	**20.0**	20.0
5.75% Subordinated bonds due 2017	**250.0**	250.0
10⅜% Subordinated bonds due 2018	**50.0**	50.0
9⅜% Subordinated bonds due 2021	**149.3**	149.2
Undated		
12⅝% Perpetual subordinated notes	**19.8**	19.8
8% Undated subordinated notes	**61.5**	61.5
6.75% Fixed rate step-up undated subordinated notes	**200.0**	200.0
Floating rate undated subordinated notes	**69.0**	69.0
5.6% Undated subordinated notes	**396.1**	–
	1,515.7	1,119.5

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The 10⅜% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The 9⅜% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

The 12⅝% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15 June 2004 and may subsequently be redeemed in the ordinary course of business on coupon dates which fall on 15 March, 15 June, 15 September and 15 December.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US$ LIBOR.

The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30 April 2014.

All subordinated liabilities, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes are denominated in sterling. All are ranked equally between and within issues.

Redemptions of any dated subordinated notes prior to their final maturity date and any undated subordinated notes are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

The dated subordinated liabilities are repayable as follows:

	Group and Company	
	2004	2003
	£m	£m
In more than five years	**769.3**	769.2

30. Reserve capital instruments

The reserve capital instruments were issued for a value of £200m on 21 September 2000 and are undated. A further £100m was issued in May 2001. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which, at Northern Rock's option, will be achieved either by the payment of cash directly, or by the issue of Ordinary Shares in Northern Rock which, when sold by a trustee in the market, will produce an amount equal to the cash payment. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. Deferred coupons and any interest accruing thereon can only be satisfied through the issue of shares. The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital, as defined by the Financial Services Authority. Any excess is allocated to Upper Tier 2 capital.

31. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. Deferred coupons can only be satisfied through the issue of Ordinary Shares.

The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

32. Called up share capital

	Ordinary Shares of 25p each Number	Foundation Shares of 25p each Number	Total Number	Ordinary Shares of 25p each £m	Foundation Shares of 25p each £m	Total £m
Authorised:						
At 31 December 2004 and 31 December 2003	614.0m	104.5m	718.5m	153.5	26.1	179.6
Issued and fully paid:						
At 31 December 2004 and 31 December 2003	421.2m	74.4m	495.6m	105.3	18.6	123.9

The Foundation Shares are held by The Northern Rock Foundation. These shares carry no rights to dividends but rank pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carry no rights to dividends, they have been omitted in the calculation of earnings per share (see note 13). These shares do not confer any rights in relation to attendance or voting at any general meeting of the Company.

The following options to acquire Ordinary Shares were outstanding at 31 December 2004 under savings related share option schemes:

- 30,921 (31 December 2003 36,444) at an option price of 381p per share exercisable during 2005
- 1,345,521 (31 December 2003 1,394,391) at an option price of 215p per share exercisable on various dates up to 2007
- 825,588 (31 December 2003 912,660) at an option price of 598p per share exercisable on various dates up to 2010

At 31 December 2004, options to acquire 569,770 Ordinary Shares (31 December 2003 945,565) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 618p per share. These options became exercisable on 1 June 2001 and may be exercised until 2008.

At 31 December 2004, options to acquire 2,985,000 Ordinary Shares (31 December 2003 3,369,000) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 641p per share. These options are exercisable between 2005 and 2012.

33. Reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Group			
At 1 January 2004			
As previously reported	6.8	7.3	1,249.9
Prior year adjustment re own shares	–	–	(48.0)
As restated	6.8	7.3	1,201.9
Movements in relation to own shares (see note 34)	–	–	5.8
Retained profit	–	–	196.2
At 31 December 2004	6.8	7.3	1,403.9

33. Reserves (continued)

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Company			
At 1 January 2004			
As previously reported	6.8	7.3	1,143.4
Prior year adjustment re own shares	–	–	(47.3)
As restated	6.8	7.3	1,096.1
Movements in relation to own shares (see note 34)	–	–	5.8
Retained profit	–	–	152.7
At 31 December 2004	6.8	7.3	1,254.6

34. Own shares

The amounts deducted from the profit and loss reserve in respect of own shares, which are held at cost, are as follows:

	Group and Company 2004 £m	2003 £m
Own shares in relation to employee share schemes	**55.3**	58.2

Movements in the amount deducted from reserves in respect of own shares have been as follows:

	2004 £m	2003 £m
At 1 January	**58.2**	53.9
Purchase of shares	**6.0**	15.5
Use of shares on exercise of employee options and for other employee share plans	**(8.9)**	(11.2)
	(2.9)	4.3
Closing shareholders' funds	**55.3**	58.2
The credit/(charge) to the profit and loss account reserve has been as follows:		
Surplus on transactions in own shares	**2.9**	1.0
Net decrease/(increase) in cost of own shares	**2.9**	(4.3)
	5.8	(3.3)

Northern Rock plc sponsors The Northern Rock Employee Trust, The Northern Rock Employee Profit Sharing Scheme and The Northern Rock Qualifying Employee Share Ownership Trust which are discretionary trusts for the benefit of employees and former employees of Northern Rock plc. The Company has provided funds to the trustees to enable them to purchase Northern Rock plc Ordinary Shares, which are used to satisfy options granted by the Company or to meet commitments arising under other employee share schemes. The cost of providing these shares is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit. In accordance with the rules of The Northern Rock Qualifying Employee Share Ownership Trust, dividends on shares held by that trust are waived. At 31 December 2004 this trust held 2,054,261 shares (2003 2,056,063). With effect from the 2004 interim payment, dividends on shares held by The Northern Rock Employee Trust are waived. At 31 December 2004 this trust held 5,779,139 shares.

At 31 December 2004, a total of 8,344,641 shares were held by the trustees (2003 9,239,017) with a market value of £65.2m (2003 £66.1m). These shares are excluded from the weighted average number of Ordinary Shares when calculating earnings per Ordinary Share (see note 13).

35. Reconciliation of movements in shareholders' funds

	Group 2004 £m	Group 2003 (as restated) £m	Company 2004 £m	Company 2003 (as restated) £m
Profit retained	**196.2**	178.1	**152.7**	129.5
Net addition to shareholders' funds	**196.2**	178.1	**152.7**	129.5
Opening shareholders' funds as previously reported	**1,339.9**	1,209.6	**1,234.1**	1,151.9
Prior year adjustment re own shares				
Reduction in shareholders' funds prior to 1 January 2003	–	(44.5)	–	(44.0)
Movement in relation to own shares (see note 34)	–	(3.3)	–	(3.3)
	–	(47.8)	–	(47.3)
Movement in relation to own shares (see note 34)	**5.8**	–	**5.8**	–
Closing shareholders' funds	**1,541.9**	1,339.9	**1,392.6**	1,234.1

36. Guarantees and other financial commitments

(i) The Company has an obligation under the Building Societies Act 1986, as successor company to Northern Rock Building Society, to honour the financial commitments of its subsidiaries and associated bodies linked by resolution, incurred prior to 11 June 1996 insofar as those bodies are unable to discharge them out of their own assets. The Company has agreed to continue this obligation in respect of liabilities of Northern Rock (Guernsey) Limited.

(ii) The Company has given indemnities to the National House Building Council in respect of certain of its house building operations.

(iii) Capital commitments at 31 December in respect of authorised expenditure were as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Contracted for	**6.2**	24.1	**3.2**	3.0

(iv) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Land and buildings				
Leases which expire:				
Within one year	**0.1**	0.2	**0.1**	0.2
In one to five years	**0.8**	0.4	**0.8**	0.4
Over five years	**2.0**	2.7	**3.1**	3.8
	2.9	3.3	**4.0**	4.4
Other operating leases				
Leases which expire:				
Within one year	**0.4**	0.2	**0.4**	0.2
In one to five years	**4.8**	5.1	**4.8**	5.1
	5.2	5.3	**5.2**	5.3

(v) Memorandum items

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Commitments:				
Irrevocable undrawn loan facilities	**1,488.5**	1,018.5	**1,488.5**	1,018.5
Unpaid share capital of subsidiary company	**–**	–	**15.5**	15.5
	1,488.5	1,018.5	**1,504.0**	1,034.0

37. Derivatives and other financial instruments

The Group's approach to risk management and the related use of derivative instruments is described below.

Risk management

Management of risk is fundamental to the business of banking and is an integral part of the Group's strategic focus. The Group's risk management governance structure begins with oversight responsibility by the Board of Directors. Assisting the Board, the Audit Committee of Non-Executive Directors advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group and reports to the Board on both financial and non-financial controls. The Risk Committee comprising three Non-Executive and the Executive Directors reviews the key risks inherent in the business and the system of control necessary to manage such risks.

In addition, the Management Board Asset and Liability Committee, which comprises the Executive Directors, the Company Secretary and ten other senior executives, has been delegated the responsibility to oversee the management and review of the balance sheet risk and liquidity profiles. The Management Board Asset and Liability Committee is supported by the director of Risk.

The director of Risk reports on and monitors risks throughout the Group and assists operational business areas in the formulation and implementation of appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular operational and credit risk exposures and implementing risk management policies and procedures agreed by the Board.

Credit risk

Credit risk is the potential risk of financial loss arising from the failure of a customer or counterparty to settle its financial and contractual obligations.

The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilises various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. This includes the use of various credit risk mitigation techniques such as netting.

The customer loan risk management process incorporates sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels.

Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by the rating agencies. Credit limits are monitored by the Management Board Asset and Liability Committee to ensure they remain within authorised counterparty credit limits as detailed in the Credit Risk Policy Statement approved by the Board of Directors.

Liquidity risk

Liquidity risk arises from the mismatch in the cash flows generated from on balance sheet assets and liabilities, and the interest flows of off balance sheet instruments.

The Board of Directors has approved a Liquidity Policy statement which is compliant with the supervisory framework set by the Financial Services Authority ("FSA"). These policies ensure that the Group is able to meet retail deposit withdrawals – either on demand or at contractual maturity – to repay wholesale borrowings as they mature and to meet current lending objectives. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity profile of wholesale and retail funds. Regular reports are made to the FSA detailing the Group's sterling stock liquidity.

Operational risk

Operational risk is the potential risk of financial loss or impairment to reputation arising from failures in operational processes or the systems that support them. To minimise operational risk, the Group maintains a system of control commensurate with the characteristics of the business and markets in which the Group operates, best practice principles and regulatory considerations. Where necessary, the Management Board Asset and Liability Committee will establish a project team, comprising senior business line managers, to devise and implement a suitable action plan to mitigate specific operational risk exposures.

Market risk

Market risk is the risk to earnings arising from changes in interest rates, foreign exchange rates and the price of financial securities.

(i) Interest rate risk

As a UK based mortgage institution, Northern Rock offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate exposures.

The Board of Directors has approved a Balance Sheet Structural Risk Management and Hedging Policy Statement that details the policies, procedures and controls for managing risk, including interest rate risk and the use of derivatives. This policy is reviewed regularly by the Management Board Asset and Liability Committee which is responsible for ensuring that balance sheet exposures are managed within the Group's policies and operational limits.

All structural interest rate risk positions and interest rate sensitivity tests are reported to the Management Board Asset and Liability Committee on a regular basis.

(ii) Currency risk

In addition to raising funds through the sterling money markets, capital markets and domestic retail savings market, the Group raises funds through issuing Euro Commercial Paper, US Dollar Commercial Paper, non-sterling denominated medium-term debt securities (including covered bonds) and non-sterling denominated retail funds. The Group's policy is to fully hedge any exchange rate exposures by using cross-currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency. Any non-sterling denominated assets are also fully hedged in this manner or matched with non-sterling denominated liabilities.

Derivatives

The Board of Directors has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within Northern Rock is to hedge risk exposure, and the Group takes no trading positions in derivatives.

For the purpose of reducing interest rate risk and currency risk, the Group uses a number of derivative instruments. These comprise interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. Where either an off balance sheet derivative instrument or an on balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument which optimises the following conditions:

- Minimise capital utilisation;
- Maximise income or minimise cost;
- Maximise liquidity;
- Minimise administrative and accounting complexity; and
- Minimise the Group's tax liability.

The benefits of using off balance sheet derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss.

37. Derivatives and other financial instruments (continued)

The following table summarises activities undertaken by Northern Rock, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of hedge
Management of the return on variable rate assets	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps Purchase interest rate options Sell forward rate agreements Purchase interest rate futures
Fixed-rate lending	Sensitivity to increases in interest rates Sensitivity to decreases in medium/long term interest rates, resulting in prepayment	Pay fixed interest rate swaps Purchase interest rate caps Impose early repayment penalty charges
Fixed-rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed-rate asset investments	Sensitivity to increase in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures Purchase forward rate agreements Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated *debt securities*	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts Purchase currency options

Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example medium-term note issues based on equity indices or a multiple of an underlying floating market rate. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

The table below shows the underlying principal amount and positive and negative book and fair values of derivatives by type of contract.

Group and Company 2004	Underlying principal amount £m	Positive book values £m	Negative book values £m	Positive fair values £m	Negative fair values £m
Interest rate contracts:					
Interest rate swaps					
1 year or less	18,886.7	–	–	30.8	7.5
1-5 years	17,651.9	–	–	39.3	95.9
over 5 years	2,602.8	–	–	93.0	13.2
Equity index swaps					
1 year or less	1.0	–	–	–	–
1-5 years	179.0	–	–	4.9	4.4
over 5 years	–	–	–	–	–
Forward rate agreements					
1 year or less	35.3	–	–	–	–
1-5 years	50.0	–	–	–	–
over 5 years	–	–	–	–	–
Exchange traded futures					
1 year or less	211.3	–	–	–	1.4
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
Caps, floors and options					
1 year or less	–	–	–	–	–
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	39,618.0	–	–	168.0	122.4

37. Derivatives and other financial instruments (continued)

Group and Company	Underlying principal amount £m	Positive book values £m	Negative book values £m	Positive fair values £m	Negative fair values £m
Exchange rate contracts:					
Cross currency swaps					
1 year or less	1,574.3	9.1	111.4	9.1	102.8
1-5 years	5,907.9	215.0	268.2	242.4	255.9
over 5 years	710.0	21.0	60.7	20.8	61.2
Forward foreign exchange					
1 year or less	2,552.4	11.0	76.5	18.8	59.0
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	10,744.6	256.1	516.8	291.1	478.9
2003					
Interest rate contracts:					
Interest rate swaps					
1 year or less	10,744.2	–	–	11.1	16.4
1-5 years	18,054.0	–	–	105.3	68.5
over 5 years	2,876.0	–	–	84.9	16.9
Equity index swaps					
1 year or less	6.4	–	–	–	0.2
1-5 years	266.8	–	–	3.4	5.0
over 5 years	–	–	–	–	–
Forward rate agreements					
1 year or less	5.0	–	–	–	–
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
Exchange traded futures					
1 year or less	385.5	–	–	–	8.4
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
Caps, floors and options					
1 year or less	15.0	–	–	–	–
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	32,352.9	–	–	204.7	115.4
Exchange rate contracts:					
Cross currency swaps					
1 year or less	1,588.3	26.7	190.9	25.2	155.6
1-5 years	3,446.8	124.7	112.5	121.0	148.8
over 5 years	285.5	20.3	18.5	19.7	19.4
Forward foreign exchange					
1 year or less	2,471.1	2.6	126.4	1.9	112.1
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	7,791.7	174.3	448.3	167.8	435.9

The positive fair values above represent the gross replacement cost of the Group's derivatives and hence equate to the maximum gross loss it would incur if any party to the derivatives contract failed to perform to its terms. At 31 December 2004 the potential credit exposure after allowing for collateral received was £269.1m (2003 £194.0m).

In addition to the derivatives disclosed above, there are a number of derivatives that have been entered into by the securitisation companies (see note 16). These consist of interest rate swaps and cross currency swaps all with a term of over 5 years. The underlying principal amounts at 31 December 2004 were £1,636.1m and £14,810.2m (2003 £1,257.1m and £10,365.4m). Positive book values amounted to £nil and £270.6m (2003 £nil and £192.5m) and negative book values amounted to £nil and £1,368.5m (2003 £nil and £1,057.8m). Positive fair values were £42.7m and £275.4m (2003 £19.6m and £192.1m) and negative fair values were £0.3m and £1,367.1m (2003 £0.1m and £1,042.6m).

37. Derivatives and other financial instruments (continued)

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.

2004	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Total £m
Assets							
Loans and advances to banks	3,246.9	12.0	2.5	–	–	44.0	3,305.4
Loans and advances to customers	2,691.7	4,682.7	6,290.9	18,010.7	1,428.8	–	33,104.8
Investment securities	3,422.2	33.0	76.3	1,012.5	773.8	–	5,317.8
Other assets	–	–	–	–	–	1,062.0	1,062.0
Total assets	9,360.8	4,727.7	6,369.7	19,023.2	2,202.6	1,106.0	42,790.0
Liabilities							
Deposits by banks	1,024.0	106.1	67.5	4.0	–	–	1,201.6
Customer accounts	12,735.3	2,185.1	3,518.8	1,902.8	–	–	20,342.0
Debt securities in issue	13,525.7	1,230.3	368.2	1,457.4	200.0	–	16,781.6
Subordinated liabilities	68.3	457.7	–	–	1,489.7	–	2,015.7
Other liabilities	–	–	–	–	–	907.2	907.2
Shareholders' equity	–	–	–	–	–	1,541.9	1,541.9
Total liabilities	27,353.3	3,979.2	3,954.5	3,364.2	1,689.7	2,449.1	42,790.0
Off balance sheet items affecting interest rate sensitivity	(14,121.4)	812.0	976.4	12,662.1	(329.1)	–	–
	13,231.9	4,791.2	4,930.9	16,026.3	1,360.6	2,449.1	42,790.0
Interest rate sensitivity gap	(3,871.1)	(63.5)	1,438.8	2,996.9	842.0	(1,343.1)	–
Cumulative interest rate sensitivity gap	(3,871.1)	(3,934.6)	(2,495.8)	501.1	1,343.1	–	–
2003							
Assets							
Loans and advances to banks	3,406.9	7.0	–	–	–	36.3	3,450.2
Loans and advances to customers	7,410.1	2,423.6	4,216.7	12,480.4	1,671.3	–	28,202.1
Investment securities	3,119.8	26.4	120.3	1,248.6	81.2	–	4,596.3
Other assets	–	–	–	–	–	862.8	862.8
Total assets	13,936.8	2,457.0	4,337.0	13,729.0	1,752.5	899.1	37,111.4
Liabilities							
Deposits by banks	1,350.1	107.4	2.0	2.0	–	–	1,461.5
Customer accounts	12,582.1	1,302.5	3,001.9	1,910.8	–	–	18,797.3
Debt securities in issue	11,539.4	1,492.6	23.0	5.1	–	–	13,060.1
Subordinated liabilities	1,168.3	281.5	–	–	169.7	–	1,619.5
Other liabilities	–	–	–	–	–	833.1	833.1
Shareholders' equity	–	–	–	–	–	1,339.9	1,339.9
Total liabilities	26,639.9	3,184.0	3,026.9	1,917.9	169.7	2,173.0	37,111.4
Off balance sheet items affecting interest rate sensitivity	(13,027.1)	882.7	93.4	10,703.7	1,347.3	–	–
	13,612.8	4,066.7	3,120.3	12,621.6	1,517.0	2,173.0	37,111.4
Interest rate sensitivity gap	324.0	(1,609.7)	1,216.7	1,107.4	235.5	(1,273.9)	–
Cumulative interest rate sensitivity gap	324.0	(1,285.7)	(69.0)	1,038.4	1,273.9	–	–

The above table has been restated to reflect the prior year adjustment arising from the introduction of UITF 38 (see note 2).

37. Derivatives and other financial instruments (continued)

Gains and losses on hedging derivatives

	2004 Gains £m	2004 Losses £m	2004 Net £m	2003 Gains £m	2003 Losses £m	2003 Net £m
Unrecognised gains and losses on hedges						
At 1 January	225.2	(130.0)	95.2	219.4	(292.6)	(73.2)
Arising in previous years recognised in 2004 (2003)	(63.9)	50.4	(13.5)	(42.5)	137.8	95.3
Brought forward gains and losses not recognised in 2004 (2003)	161.3	(79.6)	81.7	176.9	(154.8)	22.1
Arising in 2004 (2003) not recognised in 2004 (2003)	86.7	(49.9)	36.8	48.3	24.8	73.1
At 31 December	248.0	(129.5)	118.5	225.2	(130.0)	95.2
Of which:						
gains and losses expected to be recognised in 2005 (2004)	96.3	(36.7)	59.6	63.9	(50.4)	13.5
gains and losses expected to be recognised in 2006 (2005) or later	151.7	(92.8)	58.9	161.3	(79.6)	81.7

	2004 Gains £m	2004 Losses £m	2004 Net £m	2003 Gains £m	2003 Losses £m	2003 Net £m
Realised gains and losses held in the balance sheet At 1 January	6.1	(14.5)	(8.4)	16.0	-	16.0
Realised gains and losses brought forward recognised in income in 2004 (2003)	(6.1)	7.7	1.6	(16.0)	-	(16.0)
Brought forward realised gains and losses not recognised in income in 2004 (2003)	-	(6.8)	(6.8)	-	-	-
Realised gains and losses in 2004 (2003) not recognised in income in 2004 (2003)	2.0	(9.6)	(7.6)	6.1	(14.5)	(8.4)
At 31 December	2.0	(16.4)	(14.4)	6.1	(14.5)	(8.4)
Of which:						
gains and losses expected to be recognised in 2005 (2004)	2.0	(16.4)	(14.4)	6.1	(14.5)	(8.4)
gains and losses expected to be recognised in 2006 (2005) or later	-	-	-	-	-	-

The above tables show the gains and losses on off balance sheet derivative instruments used for hedging by the Group. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on balance sheet instruments.

Currency risk

No analysis has been provided of the Group's structural currency exposures on the grounds of materiality. Where the Group has transactional currency exposures, it uses a variety of derivative products to eliminate this risk and therefore has no material transactional currency risk.

38. Fair values of financial instruments

The table set out below details the book and fair values for some of the Group's financial instruments. This analysis excludes those financial assets which are not listed or publicly traded, and for which no liquid and active market exists. It therefore excludes loans and advances to customers, retail deposits and certain other balance sheet items.

	2004		2003	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Assets				
Cash and balances at central banks	**10.2**	**10.2**	11.6	11.6
Loans and advances to banks	**3,305.4**	**3,305.4**	3,450.2	3,450.2
Debt securities	**4,743.5**	**4,777.6**	4,186.7	4,218.9
Equity shares and other variable yield securities	**575.6**	**591.1**	410.8	418.5
Liabilities				
Deposits by banks	**1,218.3**	**1,219.5**	1,480.6	1,480.4
Customer accounts – other customer accounts	**3,103.5**	**3,104.0**	2,454.5	2,454.5
Debt securities in issue	**16,557.1**	**16,633.4**	12,785.9	12,769.4
Subordinated liabilities	**1,955.0**	**2,219.9**	1,601.0	1,818.2
Other				
Derivatives receivable	**254.6**	**459.1**	174.3	372.5
Derivatives payable	**(515.3)**	**(601.3)**	(448.3)	(551.3)

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available, clean market prices have been used to determine fair values for securities converted at the spot rate of exchange where appropriate. For short term and floating rate borrowings the book value approximates to fair value because of short maturities and reset periods. For longer dated fixed rate borrowings where a market price is unavailable, the fair value has been estimated by adjusting the book value to reflect the effect of related hedging derivatives. The fair values of derivatives have been estimated by calculating the present value of estimated future cash flows.

In addition to the financial instruments above, there are a number of financial instruments within the securitisation companies (see note 16) for which the above disclosures are appropriate, which are currently contained within the linked presentation. These are debt securities in issue with a book value of £21,023.6m (2003 £14,023.9m) and a fair value of £21,123.2m (2003 £14,043.1m), derivatives receivable with a book value of £270.6m (2003 £192.5m) and a fair value of £318.1m (2003 £211.7m) and derivatives payable with a book value of £1,368.5m (2003 £1,057.8m) and a fair value of £1,367.4m (2003 £1,042.7m).

39. Non-sterling assets and liabilities

The aggregate amount of all assets and liabilities included in the balance sheet denominated in a currency other than sterling was as follows:

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Assets	**2,966.5**	2,362.3	**2,955.0**	2,351.0
Liabilities	**13,496.2**	9,463.9	**13,495.3**	9,463.7

The above assets and liabilities denominated in currencies other than sterling do not indicate the Group's exposure to foreign exchange risk. The Group has no material net currency exposures as all borrowings in foreign currencies are either hedged with cross currency swaps or forward foreign exchange agreements, or are matched by assets denominated in the same currency.

40. Related party transactions

(i) At the end of the year the aggregate amounts outstanding from Directors, their connected persons and Officers, in relation to loans from and other credit transactions with the Company, and the number of persons concerned, were as follows:

	Directors		Officers	
	2004	2003	**2004**	2003
Number of persons	**5**	6	**15**	13
Aggregate amount	**£2.0m**	£2.7m	**£2.4m**	£1.9m

(ii) The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2004 amounted to £21.6m (2003 £19.3m). At 31 December 2004 the commitment in respect of amounts not yet paid was £11.6m (2003 £10.0m).

(iii) Except for the contribution to The Northern Rock Foundation, the Company has made no promotional and benevolent donations to organisations in which certain Directors and their connected persons hold positions of influence such as Directors, Trustees and Governors (2003 £nil).

(iv) The Company has mortgage loans receivable from its related companies. Movements in these loans and provisions in respect of them during the year were as follows:

	£m
Cost:	
At 1 January 2004 and 31 December 2004	0.1
Provisions:	
At 1 January 2004 and 31 December 2004	0.1
Net book amount:	
At 31 December 2004 and 31 December 2003	–

(v) Northern Rock plc is a listed company and its shares are held by a large number of investors. No investor acting individually has the ability to control the activities of the Company. Consequently it is considered that there is no ultimate controlling party as defined in FRS 8 "Related Party Transactions".

41. Reconciliation of operating profit to net operating cash inflows

	2004	2003 (as restated)
	£m	£m
Profit on ordinary activities before tax	**431.2**	386.6
(Increase)/decrease in prepayments and accrued income	**(182.1)**	37.9
Increase in accruals and deferred income	**57.2**	28.1
Provisions for bad and doubtful debts	**56.5**	48.7
Loans and advances written off	**(30.9)**	(30.3)
Depreciation and amortisation	**22.6**	20.1
Interest on subordinated liabilities	**85.5**	62.0
Interest on reserve capital instruments	**19.8**	17.3
Interest on tier one notes	**13.0**	11.4
Other non-cash movements	**9.6**	14.7
Net cash inflow from trading activities	**482.4**	596.5
Net increase in loans and advances to banks and customers	**(12,813.8)**	(9,631.9)
Net increase in deposits by banks and customer accounts	**1,369.1**	1,147.7
Net increase in debt securities in issue	**11,007.3**	8,794.5
Net decrease in other assets	**7.0**	2.6
Net decrease in other liabilities	**(18.8)**	(63.6)
Net cash inflow from operating activities	**33.2**	845.8

42. Gross cash flows

	2004 £m	2003 £m
(i) Returns on investments and servicing of finance		
Interest paid on subordinated liabilities	78.7	58.2
Interest paid on reserve capital instruments	19.7	17.2
Interest paid on tier one notes	12.6	11.5
	111.0	86.9
(ii) Capital expenditure and financial investment		
Purchase of investment securities	9,670.3	4,633.4
Sales and maturities of investment securities	(8,900.9)	(4,256.8)
Purchase of tangible fixed assets	60.4	43.6
Sale of tangible fixed assets	(12.3)	(0.7)
	817.5	419.5
(iii) Financing		
Issue of subordinated liabilities	396.1	–
	396.1	–

43. Analysis of the balances of cash as shown in the balance sheet

	As at 1 Jan 04 £m	Cashflow £m	As at 31 Dec 04 £m	As at 1 Jan 03 £m	Cashflow £m	As at 31 Dec 03 £m
Cash and balances at central banks	11.6	(1.4)	10.2	10.7	0.9	11.6
Loans and advances to other banks repayable on demand	973.3	(704.4)	268.9	601.4	371.9	973.3
	984.9	(705.8)	279.1	612.1	372.8	984.9

44. Analysis of changes in financing during the year

	2004				2003			
	Share capital £m	Loan capital £m	Reserve capital instruments £m	Tier one notes £m	Share capital £m	Loan capital £m	Reserve capital instruments £m	Tier one notes £m
At 1 January	123.9	1,119.5	300.0	200.0	123.9	1,119.5	300.0	200.0
Cash inflow from financing	–	396.1	–	–	–	–	–	–
Amortisation	–	0.1	–	–	–	–	–	–
At 31 December	123.9	1,515.7	300.0	200.0	123.9	1,119.5	300.0	200.0

Results for 2000 have been restated to reflect the early introduction of FRS 19 in 2001. Results for 2000 and 2001 have been restated to reflect the prior year adjustment in relation to changes in classification of RCIs and the corresponding coupon payable introduced in 2002. Results for 2000 – 2002 have been restated to reflect the reallocation of securitisation net interest from other income and charges to net interest receivable. Results for 2000 – 2003 have been restated to reflect the prior year adjustment arising from the introduction of UITF 38 in 2004.

		2000	2001	2002	2003	2004
Net interest receivable	£m	288.7	346.1	391.2	450.7	466.9
Other income and charges	£m	120.9	130.3	169.8	209.0	264.0
Total income	£m	409.6	476.4	561.0	659.7	730.9
Operating expenses – ongoing	£m	130.4	148.0	169.8	194.5	222.5
Operating expenses – non-recurring[1]	£m	–	–	2.3	5.6	–
Operating expenses – amortisation of goodwill	£m	–	–	1.5	3.6	3.6
Covenant to The Northern Rock Foundation	£m	12.5	14.8	16.3	19.3	21.6
Provisions for bad and doubtful debts	£m	16.9	34.5	43.1	48.7	56.5
Amounts written off fixed asset investments	£m	1.0	1.5	2.6	1.4	(4.5)
Provision for loss on disposal of care homes	£m	3.1	–	–	–	–
Profit on ordinary activities before tax	£m	245.7	277.6	325.4	386.6	431.2
Tax on profit on ordinary activities	£m	66.0	83.7	96.5	112.2	125.0
Profit on ordinary activities after tax	£m	179.7	193.9	228.9	274.4	306.2
Total assets under management	£m	24,852	31,090	41,875	51,944	64,894
Growth in total assets under management	%	20	25	35	24	25
Average interest earning assets	£m	22,588	27,524	36,036	46,435	57,071
Mean assets under management	£m	22,774	27,971	36,482	46,909	58,419
Retail deposits	£m	12,052	13,370	15,336	16,343	17,239
Shareholders' funds	£m	917	1,037	1,165	1,340	1,542
Risk asset ratio – overall	%	13.6	12.9	15.5	14.3	14.0
Risk asset ratio – tier 1	%	9.0	8.2	9.1	9.0	8.7
Gross lending	£m	6,362	8,853	12,584	17,315	23,342
Net lending	£m	3,621	5,127	6,697	8,514	12,932
Loan balances acquired	£m	–	–	1,544	–	–
Increase in retail balances	£m	963	1,318	773	1,007	896
Retail balances acquired	£m	–	–	1,193	–	–
Increase in profit after tax[2]	%	11	12	18	20	12
Net interest margin	%	1.28	1.26	1.09	0.97	0.82
Total income : mean assets	%	1.92	1.95	1.90	1.89	1.83
Total income : mean assets under management	%	1.80	1.70	1.54	1.41	1.25
Operating expenses[3] : total income[4]	%	31.8	31.1	30.3	29.8	30.4
Operating expenses[3] : mean assets under management	%	0.57	0.53	0.47	0.41	0.38
Provisions : mean advances to customers	%	0.10	0.18	0.19	0.19	0.18
Return on equity[2]	%	19.1	19.8	20.8	21.9	21.3
Post-tax return on mean assets under management[2]	%	0.76	0.69	0.63	0.58	0.52

1. Non-recurring costs represent

   2002 – non-recurring costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General

   2003 – non-recurring costs incurred in relation to the closure of certain branches

2. Before the post-tax effect of provision for loss on the disposal of care homes
3. Before non-recurring costs
4. Before surplus on sale of credit card portfolio

2005

26 January 2005	Preliminary results for year ended 31 December 2004
26 April 2005	Annual General Meeting
27 April 2005	Ex-dividend date for final dividend for 2004
29 April 2005	Record date for final dividend
27 May 2005	Payment date for final dividend
28 July 2005	Interim results for half year to 30 June 2005
28 September 2005	Ex-dividend date for interim dividend for 2005
30 September 2005	Record date for interim dividend
28 October 2005	Payment date for interim dividend

2006

25 January 2006	Preliminary results for year ended 31 December 2005
25 April 2006	Annual General Meeting
26 April 2006	Ex-dividend date for final dividend for 2005 (provisional)
28 April 2006	Record date for final dividend (provisional)
26 May 2006	Payment date for final dividend
19 July 2006	Interim results for half year to 30 June 2006
27 September 2006	Ex-dividend date for interim dividend for 2006 (provisional)
29 September 2006	Record date for interim dividend (provisional)
27 October 2006	Payment date for interim dividend

Northern Rock plc, Registered Office: Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL
Registered in England and Wales under Company Number 3273685 www.northernrock.co.uk

RECEIVED
2006 SEP 21 A 9:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 363S
ANNUAL RETURN

The Company Secretary
NORTHERN ROCK PLC
Northern Rock House
Gosforth
Newcastle Upon Tyne
NE3 4PL

Companies House
— for the record —

Our Ref 3273685/09/28
Date 11th October 2005

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2005 Annual Return for Company Number 3273685

Your company's 2005 Annual Return is attached to this letter. It shows the information Companies House held on **8th October 2005** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **30th October 2005 the return date**
- Reaches Companies House by **27th November 2005 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading.**

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return.

AWARDED FOR EXCELLENCE

dti A DTI SERVICE

P.T.O

Company Name
NORTHERN ROCK PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
3273685
Information extracted from Companies House records on
8th October 2005

Section 1: Company details

Ref: 3273685/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Northern Rock House Gosforth Newcastle Upon Tyne NE3 4PL	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held The Registry 34 Beckenham Road Beckenham Kent BR3 4TU	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code / Description 6511 Central banking	SIC CODE / Description
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Company Number - 3273685

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Colin TAYLOR LLB **Address** 15 The Cedars Whickham Newcastle Upon Tyne NE16 5TH	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of change __ / __ / ____ Date Colin TAYLOR LLB ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Adam John APPLEGARTH **Address** Beechwood House The Walled Garden Matfen Northumberland NE20 0RP **Date of birth** 03/08/1962 **Nationality** British **Occupation** Chief Executive	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Adam John APPLEGARTH ceased to be director (if applicable) __ / __ / ____

Company Number - 3273685 | Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Frank BAKER BSC FCIB **Address** 1 Kingswood Avenue High West Jesmond Newcastle Upon Tyne NE2 3NS **Date of birth** 02/05/1953 **Nationality** British **Occupation** ~~Chief Operating Officer~~	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation DEPUTY CHIEF EXECUTIVE Date of change 27 / 09 / 2005 Date David Frank BAKER BSC FCIB ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Robert Frederick BENNETT FCA ACMA CIPFA **Address** The Granary Fogget Farm Hexham Northumberland NE46 1YB **Date of birth** 30/05/1947 **Nationality** British **Occupation** Finance Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Robert Frederick BENNETT FCA ACMA CIPFA ceased to be director (if applicable) __ / __ / ____

Company Number - 3273685

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Keith M~~c~~callum CURRIE **Address** 27 Lindisfarne Road Jesmond Newcastle Upon Tyne ~~Tyne & Wear~~ – Remove NE2 2HE **Date of birth** 18/07/1956 **Nationality** British **Occupation** Bank Executive	Name McCallum ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 27 Lindisfarne Road Jesmond, Newcastle upon Tyne UK Postcode NE2 2HE Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Keith Mccallum CURRIE ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nicholas Adam Hodnett FENWICK **Address** 12 Smith Terrace London SW3 4DL **Date of birth** 20/10/1960 **Nationality** British **Occupation** Retailer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Nicholas Adam Hodnett FENWICK ceased to be director (if applicable) __ / __ / ____

Company Number - 3273685 Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir Ian GIBSON CBE **Address** 21 Montagu Avenue Gosforth Newcastle Upon Tyne NE3 4HY **Date of birth** 01/02/1947 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Sir Ian GIBSON CBE ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Anne Menze KUIPERS MR **Address** Spring House Brunton Lane North Gosforth Newcastle Upon Tyne X ~~Tyne & Wear~~ REMOVE NE13 9NT **Date of birth** 24/12/1957 **Nationality** Dutch **Occupation** Bank Executive	Name ANDY (ANNE MENZE) KUIPERS ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address Spring House Brunton Lane North Gosforth Newcastle upon Tyne UK Postcode NE13 9NT Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Anne Menze KUIPERS ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir David Robert MACGOWAN CHAPMAN BT DL B COMM **Address** The Hawthorns Marsden Road Cleadon Sunderland Tyne &Wear SR6 7RA **Date of birth** 16/12/1941 **Nationality** British **Occupation** Retired From N R Plc Board	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth Nationality Occupation Date of change Date Sir David Robert MACGOWAN CHAPMAN BT DL B COMM ceased to be director (if applicable) 27 04 2004
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nichola PEASE **Address** 6 Swan Walk Chelsea London SW3 4JJ **Date of birth** 03/04/1961 **Nationality** British **Occupation** Chief Executive	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth Nationality Occupation Date of change Date Nichola PEASE ceased to be director (if applicable)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael James QUEEN **Address** 25 Broad Highway Cobham Surrey KT11 2RR **Date of birth** 27/09/1961 **Nationality** British **Occupation** Investment Banker	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣/␣␣/␣␣␣␣ Nationality ____ Occupation ____ Date of change ␣␣/␣␣/␣␣␣␣ Date Michael James QUEEN ceased to be director (if applicable) ␣␣/␣␣/␣␣␣␣
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Rosemary Anne RADCLIFFE **Address** 22 Lilyville Road Fulham London SW6 5DW **Date of birth** 09/10/1944 **Nationality** British **Occupation** None	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣/␣␣/␣␣␣␣ Nationality ____ Occupation ____ Date of change ␣␣/␣␣/␣␣␣␣ Date Rosemary Anne RADCLIFFE ceased to be director (if applicable) ␣␣/␣␣/␣␣␣␣

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir John Charles Buchanan RIDDELL BT CVO MA CA **Address** 49 Campden Hill Square London W8 7JR **Date of birth** 03/01/1934 **Nationality** British **Occupation** Retired From N R Plc Board	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Sir John Charles Buchanan RIDDELL BT CVO MA CA ceased to be director (if applicable) 27 / 04 / 04
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir George RUSSELL CBE **Address** 46 Downshire Hill Hampstead London NW3 1NX **Date of birth** 25/10/1935 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Sir George RUSSELL CBE ceased to be director (if applicable) __ / __ / ____

Company Number - 3273685

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Derek WANLESS **Address** Chapters 195 Upper Chobham Road Camberley Surrey GU15 1HA **Date of birth** 29/09/1947 **Nationality** British **Occupation** Company Director	Name SIR Derek Wanless ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Derek WANLESS ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Doctor Matthew WHITE RIDLEY **Address** Blagdon Hall Blagdon Seaton Burn Newcastle Upon Tyne NE13 6DD **Date of birth** 07/02/1958 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Doctor Matthew WHITE RIDLEY ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

Issued share capital details

Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	421,226,000	£105,306,500
FOUNDATION	74,333,500	£18,583,375

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 495,559,500

Aggregate Nominal Value of issued shares: £123,889,875

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on: 30/10/2004

> **REMEMBER:**

Changes** to shareholder particulars or details of shares transferred to be **completed each year

A full list of shareholders is required with the first and every third Annual Return thereafter

List shareholders in alphabetical order or provide an index

List joint shareholders consecutively

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House — for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 10/11/2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/10/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th October 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JULIE SHIPLEY

Telephone number *inc code*: 0191 2794139

Address:
NORTHERN ROCK PLC
NORTHERN ROCK HOUSE, GOSFORTH
NEWCASTLE UPON TYNE

DX number *if applicable*

DX exchange

Postcode NE3 4PL

ORDINARY/SPECIAL RESOLUTIONS

NORTHERN ROCK PLC

RECEIVED

2006 SEP 21 A 9: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACT 1985
SECTION 380(2)

Registered Number: 3273685

The following resolution was passed as an Ordinary Resolution by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 26 April 2005.

Ordinary Resolution

16. THAT, in substitution for all previous authorities conferred upon the Directors to allot relevant securities of the Company but without prejudice to the continuing authority of the Directors to allot relevant securities pursuant to an offer or agreement made by the Company before the revocation of the authority pursuant to which such offer or agreement was made, the authority conferred on the Directors by Article 10.1 of the Company's Articles of Association shall apply for the period commencing on the date of the passing of this Resolution and expiring on 25 April 2010 and for that period the section 80 amount shall be £41,296,625.

The following resolutions were passed as Special Resolutions by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 26 April 2005.

Special Resolution

17. THAT, subject to the passing of Resolution 16 in the Notice of this Meeting, the power conferred on the Directors by Article 10.2 of the Company's Articles of Association shall apply for the period commencing on the date of passing of this Resolution and expiring on the expiry or termination of the authority conferred on the Directors pursuant to Resolution 16 in the Notice of this Meeting and for that period the section 89 amount shall be £5,265,325.

Special Resolution

18. THAT the regulations in the form produced to the Annual General Meeting and initialled for the purposes of identification by the Chairman of the Meeting, be adopted as the new Articles of Association of the Company, in substitution for and to the exclusion of the existing Articles of Association of the Company, with effect from the conclusion of the Meeting.

Special Resolution

19. THAT, pursuant to Article 53, the Company be and is hereby granted general and unconditional authority for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in its capital provided that:

    a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 42,122,600 (representing 10% of the Company's issued ordinary share capital as at 31 December 2004);

    b) the minimum price which may be paid for such shares is 25p per share (exclusive of expenses);

c) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased;

d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, whichever is earlier; and

e) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

Special Resolution

20. THAT the contingent share purchase contract between the Company and The Northern Rock Foundation (a draft of which is produced to the Meeting and initialled by the Chairman for the purposes of identification), providing for the purchase by the Company of fully paid Foundation Shares in the share capital of the Company at such times and at such prices and in such numbers and otherwise on the other terms set out in such contract, be and is hereby approved and authorised generally (including, without limitation, for the purposes of sections 164 and 165 of the Companies Act 1985) but so that such approval and authority, unless previously renewed, varied or revoked, shall expire 18 months from the date of passing of this Resolution.

RECEIVED
2006 SEP 21 A 9:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

OFFERING CIRCULAR

OFFERING CIRCULAR
Dated 9th May, 2005

northern rock

NORTHERN ROCK PLC

(Incorporated with limited liability in England and Wales under the Companies Act 1985, registered number 3273685)

U.S.$15,000,000,000
Euro Medium Term Note Programme

This Offering Circular supersedes any previous prospectus or offering circular. Any Notes issued under the U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme") are issued subject to the provisions set out herein. Other than as stated herein, this does not affect any Notes issued prior to the date hereof.

Pursuant to the Programme, Northern Rock plc (the "Issuer", "Northern Rock" or the "Company") may from time to time issue in one or more Tranches (as defined herein) of Notes (the "Notes", which expression shall include Senior Notes, Dated Subordinated Notes and Undated Subordinated Notes (each as defined herein)). The maximum aggregate nominal amount of all Notes from time to time outstanding will not exceed U.S.$15,000,000,000 (or its equivalent in other currencies calculated as described herein and subject to increase as provided herein).

Save as further described herein, Notes issued under the Programme may (i) be denominated in such currencies as may be agreed, (ii) be issued at par or at a premium or discount to par, (iii) be issued on a fully-paid or partly-paid basis, (iv) bear interest at a fixed or floating rate or on an index- or formula-linked basis or be issued on a non-interest bearing fully-discounted basis, (v) provide that the amount payable upon redemption is fixed or index- or formula-linked, (vi) provide that they will be redeemed in one amount or instalments or will have no final maturity date and/or (vii) provide that payments of principal and/or interest should be made in a currency or currencies other than the original currency of issue.

The Notes may be issued from time to time to one or more of the Dealers specified on page 5 (each a "Dealer" and together the "Dealers", which expression shall include any additional Dealer appointed under the Programme from time to time and which appointment may be for a specific issue or on an ongoing basis).

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued within 12 months from the date hereof to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities, which together, under the Listing Rules of the UK Listing Authority, will constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of, interest (if any) payable in respect of, the issue price of, the issue date and maturity date (if any) of, and any other terms and conditions not contained herein which are applicable to, each Tranche of Notes will be set forth in a pricing supplement (the "Pricing Supplement") applicable to such Tranche which, with respect to Notes admitted to the Official List and to be admitted to trading by the London Stock Exchange, will be delivered to the UK Listing Authority and to the London Stock Exchange on or before the date of issue of such Tranche. A copy of this Offering Circular, which comprises the listing particulars approved by the UK Listing Authority as required by the Financial Services and Markets Act 2000 (the "FSMA") in relation to Notes admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities (the "Listing Particulars") and issued during the period of 12 months from the date of this Offering Circular, has been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of the FSMA. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List only) will be available from FT Business Research Centre operated by FT Interactive Data at Fitzroy House, 13-17 Epworth Street, London EC2A 4DL and will be available for inspection at the specified office set out below of the Trustee (as defined herein) and each of the Paying Agents (as defined herein).

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer(s). The Issuer may also issue unlisted Senior Notes under the Programme.

The Issuer may agree with any Dealer and the Trustee that Notes may be issued in a form not contemplated by the "Terms and Conditions of the Notes" herein, in which event (in the case of Notes admitted to the Official List only) supplementary listing particulars or further listing particulars, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

The Notes of each Tranche will be initially represented by a temporary global Note which will be deposited on the issue date with a common depositary on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and/or any other agreed clearing system which will be exchangeable, as specified in the applicable Pricing Supplement, either for a permanent global Note or Notes in definitive form, in each case upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. The applicable Pricing Supplement will specify that a permanent global Note either (i) is exchangeable (in whole but not in part) for definitive Notes upon request or (ii) is only exchangeable (in whole but not in part) for definitive Notes following the occurrence of an Exchange Event (as defined on page 9), all as further described in "Form of the Notes" below.

The Programme has been rated by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("Standard & Poor's"), Moody's Investors Service Limited ("Moody's") and by Fitch Ratings Ltd ("Fitch").

Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Arranger

Merrill Lynch International

Dealers

Barclays Capital	**Deutsche Bank**
HSBC	**JPMorgan Cazenove**
Lehman Brothers	**Merrill Lynch International**
The Royal Bank of Scotland	**UBS Investment Bank**

The Issuer accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this Offering Circular to Listing Particulars means this Offering Circular excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the FSMA, or the Listing Rules of the UK Listing Authority. The Issuer believes that none of the information incorporated in this Offering Circular by reference conflicts in any material respect with the information included in the Listing Particulars.

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated By Reference" on page 4). This Offering Circular shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular but not part of the Listing Particulars.

Neither the Dealers nor the Trustee have separately verified the information contained in this Offering Circular. Accordingly, no representation, warranty or undertaking, express or implied, is made, and no responsibility or liability is accepted, by the Dealers or the Trustee as to the accuracy or completeness of the information contained in this Offering Circular, or any other financial statement or any further information supplied in connection with the Programme or the Notes or their distribution. Neither the Dealers nor the Trustee accept any liability in relation to the information contained in this Offering Circular or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised to give any information or to make any representation in connection with the offering, distribution or sale of the Notes other than as contained in, or consistent with, this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Dealers or the Trustee.

None of this Offering Circular and any financial statements and any further information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation or constituting an offer or invitation by or on behalf of the Issuer, any of the Dealers or the Trustee that any recipient of this Offering Circular or any financial statements or any further information supplied in connection with the Notes should subscribe for or purchase any of the Notes. Each investor contemplating purchasing Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer.

The delivery of this Offering Circular does not at any time imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other financial statements or any further information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer and its subsidiaries during the life of the Programme. Investors should review, *inter alia*, the documents deemed incorporated herein by reference when deciding whether or not to purchase any of the Notes.

The distribution of this Offering Circular and the offer, distribution or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Dealers and the Trustee do not represent that this document may be lawfully distributed, or that the Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee (save for the approval of this document as listing particulars by the UK Listing Authority and delivery of a copy of this document to the Registrar of Companies in England and Wales) which would permit a public offering of the Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and

neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the Dealers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this Offering Circular or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the United Kingdom, Japan, Germany, France and The Netherlands (see "Subscription and Sale" on page 48).

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered, directly or indirectly, within the United States or to U.S. persons as defined herein (see "Subscription and Sale").

In this Offering Circular, references to "£", "pounds" and "Sterling" are to pounds sterling, references to "U.S.$" and "U.S. Dollars" are to United States dollars, references to "cents" are to United States cents, references to "Yen" and "¥" are to Japanese Yen and references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community as amended.

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as stabilising manager in the applicable Pricing Supplement or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Series (as defined herein) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period in accordance with applicable laws and regulations. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated in, and to form part of, this Offering Circular (provided however that such incorporated documents do not form a part of the Listing Particulars):

(1) the most recently published Annual Report and Accounts of the Issuer from time to time; and

(2) all supplements to this Offering Circular circulated by the Issuer from time to time in accordance with the provisions of the Programme Agreement described below,

provided also that any statement contained herein or in a document all or the relative portion of which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular (but not the Listing Particulars) to the extent that a statement contained in any subsequent document all or the relative portion of which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

The Issuer will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the written request of any such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Written requests for such documents should be directed to the Issuer at its registered office set out at the end of this Offering Circular and marked for the attention of the Group Treasury Administration Manager. In addition such documents will be available from the principal office in England of Merrill Lynch International in its capacity as authorised adviser (the "Authorised Adviser") for Notes admitted to the Official List.

SUPPLEMENTARY LISTING PARTICULARS

The Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "Subscription and Sale" on page 48) to comply with Sections 81 and 83 of the FSMA and the Listing Rules of the UK Listing Authority in that regard.

If the terms of the Programme are modified or amended in a manner which would make this Offering Circular, as supplemented, inaccurate or misleading, a new Offering Circular will be prepared.

DESCRIPTION OF THE PROGRAMME

The Issuer may, from time to time, issue Notes denominated in such currencies as may be agreed with the relevant Dealer(s), subject as set out herein.

The issue price, issue date, maturity date (if any), nominal amount and interest rate (if any) applicable to any Note and any other relevant provisions of such Note will be agreed between the Issuer and the relevant Dealer(s) at the time of agreement to issue and will be specified in the applicable Pricing Supplement, as more fully described under "Form of the Notes" below.

Subject as set out herein, this Offering Circular and any supplement hereto will only be valid for listing Notes on the Official List during the period of 12 months from the date of this Offering Circular in an aggregate nominal amount of up to U.S.$15,000,000,000 (or its equivalent in the other currencies specified herein) outstanding at any one time, calculated on the basis specified in "Form of the Notes" below.

SUMMARY OF THE PROGRAMME AND TERMS AND CONDITIONS OF THE NOTES

The following summary does not purport to be complete and is taken from, and is qualified by, the remainder of this document and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

Issuer:	Northern Rock plc
Arranger:	Merrill Lynch International
Dealers:	Barclays Bank PLC Deutsche Bank AG London HSBC Bank plc Lehman Brothers International (Europe) Merrill Lynch International J.P. Morgan Securities Ltd. The Royal Bank of Scotland plc UBS Limited
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale" on page 48).
Distribution:	Notes may be distributed by way of private or public placement and in each case on either a syndicated or non-syndicated basis.
Trustee:	The Law Debenture Trust Corporation p.l.c.
Issuing and Principal Paying Agent and Agent Bank:	Citibank, N.A.
Amount:	Up to U.S.$15,000,000,000 nominal amount outstanding at any time or its equivalent in other currencies as described herein. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Currencies:	Subject to any applicable legal or regulatory restrictions, such currency or currencies as may be agreed from time to time by the Issuer, the relevant Dealer(s), the Agent and the Trustee.
Redenomination:	The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Pricing Supplement.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency. At the date of this Offering Circular, the minimum maturity of all Notes is six months, save that (i) Subordinated Notes may be undated, (ii) in the case of Dated Subordinated Notes, the minimum maturity will be five years and one day and (iii) in any case such other minimum or maximum maturity as may be

required from time to time by the relevant monetary authority or any laws or regulations applicable to the relevant Specified Currency.

Issue Price: Notes may be issued at par or at a premium or discount to par and may be issued on a fully-paid or partly-paid basis.

Form: Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global Note which will be deposited on the Issue Date with a common depositary for Euroclear and Clearstream, Luxembourg and/or any other agreed clearing system and which will be exchangeable upon request as described therein for either a permanent global Note or definitive Notes (as indicated in the applicable Pricing Supplement), in each case not earlier than 40 days after the Issue Date upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. The applicable Pricing Supplement will specify that a permanent global Note either (i) is exchangeable (in whole but not in part) for definitive Notes upon not less than 45 days' written notice or (ii) is only exchangeable (in whole but not in part) for definitive Notes upon the occurrence of an Exchange Event, as described in "Form of the Notes" below. Any interest in a global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and/or Clearstream, Luxembourg and/or any other agreed clearing system, as appropriate.

Notes to be issued under the Programme will be Senior Notes, Dated Subordinated Notes or Undated Subordinated Notes.

Fixed Rate Notes: Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s) and indicated in the applicable Pricing Supplement.

Floating Rate Notes: Floating Rate Notes will bear interest at a rate determined either:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(ii) on the basis of a reference rate appearing on an agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the Issuer and the relevant Dealer(s),

as indicated in the applicable Pricing Supplement.

The Margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each issue of Floating Rate Notes.

Index Linked Notes: Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Pricing Supplement).

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes: Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both (as indicated in the applicable Pricing Supplement).

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer(s), will be payable on such Interest Payment Dates and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s).

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Pricing Supplement)..

Zero Coupon Notes: Zero Coupon Notes will not bear interest and will be offered and sold at a discount to their nominal amount unless otherwise specified in the applicable Pricing Supplement.

Redemption: The applicable Pricing Supplement relating to each Tranche of Notes will indicate either that (except for Undated Subordinated Notes which will not have a stated maturity) the Notes of such Tranche cannot be redeemed prior to their stated maturity (other than in specified instalments (see below), if applicable, or for taxation reasons (subject, in the case of Subordinated Notes only, to having obtained the prior consent of the Financial Services Authority) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer (subject, in the case of Subordinated Notes only, to having obtained the prior consent of the Financial Services Authority) and/or the Noteholders upon giving not more than 60 nor less than 30 days' irrevocable notice (or such other notice period (if any) as is indicated in the applicable Pricing Supplement) to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity (if any) and at a price or prices and on such terms as are indicated in the applicable Pricing Supplement.

The applicable Pricing Supplement may provide that Notes may be redeemed in two or more instalments of such amounts and on such dates as are indicated in such Pricing Supplement.

Denomination of Notes: Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Pricing Supplement save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.

Taxation: All payments in respect of the Notes will be made without deduction for or on account of United Kingdom withholding taxes, subject to certain exceptions as are described in Condition 10.

Status of the Senior Notes: The Senior Notes will constitute direct, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer ranking pari passu and without any preference among themselves and (subject as aforesaid and to any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

Status of the Subordinated Notes: The Subordinated Notes will be direct, unsecured, subordinated obligations of the Issuer and will rank pari passu and without any preference among themselves.

The rights of holders of Subordinated Notes will be subordinated in right of payment in the manner provided in the Trust Deed and as specified in Condition 3.

Rating:	The Programme has been rated by Standard & Poor's, by Moody's and by Fitch. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Cross Default:	The Senior Notes will contain a cross default clause in respect of indebtedness for moneys borrowed (as defined in the Trust Deed) of, or guaranteed by, the Issuer or any Material Subsidiary having an outstanding aggregate principal amount of at least the Specified Amount as more fully described in Condition 11.
Negative Pledge:	The Senior Notes will contain a negative pledge provision as more fully described in Condition 4.
Listing:	Application has been made to admit Notes issued under the Programme to the Official List and to admit them to trading on the London Stock Exchange's market for listed securities. Notes may be unlisted (other than Subordinated Notes) or may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer(s) in relation to each issue. The Pricing Supplement relating to each Tranche of Notes will state whether or not the Notes are to be listed.
Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are selling restrictions in relation to the offering and sale of a particular Tranche of Notes. See "Subscription and Sale".

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global Note without receipts, interest coupons or talons, which will be delivered to a common depositary for Euroclear and Clearstream, Luxembourg and/or any other agreed clearing system. Whilst any Note is represented by a temporary global Note, payments of principal and interest (if any) due prior to the Exchange Date (as defined below) will be made against presentation of the temporary global Note only to the extent that certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations (as referred to in the temporary global Note) has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certificate (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which is 40 days after the date on which the temporary global Note is issued, interests in the temporary global Note will be exchangeable, upon request being made by Euroclear and/or Clearstream, Luxembourg acting on the instructions of the holders of interests in the temporary global Note, either for interests in a permanent global Note without receipts, interest coupons or talons or for definitive Notes (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement) in each case against certification as to non-U.S. beneficial ownership as described in the second sentence of the preceding paragraph unless such certification has already been given. The holder of a temporary global Note will not be entitled to receive any payment of interest or principal due on or after the Exchange Date unless upon due certification exchange of the temporary global Note is improperly withheld or refused. Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes" below), the Agent shall arrange that, where a further Tranche of Notes is issued, the Notes of such Tranche shall be assigned a common code and an International Security Identification Number ("ISIN") by Euroclear and Clearstream, Luxembourg which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least 40 days (as certified by the Agent to the relevant Dealer(s)/lead manager) after the completion of the distribution of the Notes of such first-mentioned Tranche (the date of completion of the distribution of such Notes having been previously notified to the Agent by such Dealer(s)/lead manager).

Payments of principal and interest (if any) on a permanent global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the permanent global Note without any requirement for certification. The applicable Pricing Supplement will specify that a permanent global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached either (i) upon not less than 45 days' written notice (expiring at least 30 days after the Exchange Date) from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such permanent global Note) to the Agent as described therein or (ii) upon not less than 45 days' written notice (expiring at least 30 days after the Exchange Date) to the Agent as described below only upon the occurrence of an Exchange Event as described therein. "Exchange Event" means (i) an Event of Default has occurred and is continuing, (ii) the Issuer has been notified that either Euroclear or Clearstream, Luxembourg has been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system satisfactory to the Trustee is available or (iii) the Issuer has been notified that the Trustee is satisfied that the Issuer has or will become obliged to pay additional amounts as provided for or referred to in Condition 10 which would not be required were the Notes represented by the permanent global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 19 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such permanent global Note) may give notice to the Agent requesting exchange and in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange will be made upon presentation of such permanent global Note by the bearer thereof on any day (other than a Saturday or Sunday) on which banks are open for business in London at the specified office of the Agent. Temporary and permanent global Notes and definitive Notes will be authenticated (if applicable) and delivered by the Agent on behalf of the Issuer.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:—

> "Any United States person (as defined in the Internal Revenue Code of the United States) who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition or payment of principal in respect of Notes, receipts or interest coupons.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement.

FORM OF PRICING SUPPLEMENT

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.

[*Date*]

NORTHERN ROCK PLC

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of the Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 9th May, 2005. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the Offering Circular dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Offering Circular dated [*current date*], save in respect of the Conditions which are extracted from the Offering Circular dated [*original date*] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.*]

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:	[ ]

4.	Aggregate Nominal Amount:	
	– Tranche:	[ ]
	– Series:	[ ]
5.	[(i)] Issue Price of Tranche:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [ ] (in the case of fungible issues only, if applicable)]
	[(ii) Net proceeds (*Required only for listed issues*):	[ ]]
6.	Specified Denominations:	[ ] [ ]
7.	[(i)] Issue Date [and Interest Commencement Date]:	[ ]
	[(ii) Interest Commencement Date (if different from the Issue Date):	[ ]]
8.	Maturity Date:	[*Fixed rate – specify date/Floating rate –* Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [*specify other*]
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/[Dated/Undated]Subordinated]
14.	Listing:	[London/*specify other*/None]
15.	Method of Distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(i)	Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] *(If payable other than annually, consider amending Condition 5)*
(ii)	Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*]] *(NB: This will need to be amended in the case of long or short coupons)*
(iii)	Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
(iv)	Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
(v)	Day Count Fraction:	[Actual/Actual (ISMA) or 30/360 or *specify other*]
(vi)	Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*] *(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Day Count Fraction is Actual/Actual (ISMA))*
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]

17. Floating Rate Note Provisions — [Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/[*specify other*]]
(iii)	Additional Business Centre(s):	[ ]
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[ISDA Determination/Screen Rate Determination/*specify other*]
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi)	Screen Rate Determination:	
	– Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement)*

– Interest Determination Date(s):	[ ] *(Second day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
– Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Moneyline Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(vii) ISDA Determination:	
– Floating Rate Option:	[ ]
– Designated Maturity:	[ ]
– Reset Date:	[ ]
(viii) Margin(s):	[+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum
(x) Maximum Rate of Interest:	[ ] per cent. per annum
(xi) Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 Actual/Actual (ISDA) 30/360 30E/360 *Other*] *(See Condition 5 for alternatives)*
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18. Zero Coupon Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Accrual Yield:	[ ] per cent. per annum
(ii) Reference Price:	[ ]
(iii) Any other formula/basis of determining amount payable:	[ ]
(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(*f*) and 6(*g*)(iii) *apply/specify other*] *(Consider applicable day count fraction if not U.S. dollar denominated)*

19.	Index Linked Interest Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Index/Formula:	*[give or annex details]*
	(ii) Calculation Agent responsible for calculating the interest due:	[ ]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]
	(vi) Additional Business Centre(s):	[ ]
	(vii) Minimum Rate of Interest:	[ ] per cent. per annum
	(viii) Maximum Rate of Interest:	[ ] per cent. per annum
	(ix) Day Count Fraction:	[ ]
20.	Dual Currency Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate of Exchange/method of calculating Rate of Exchange:	*[give details]*
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ]
	(iii) If redeemable in part:	
	– Minimum Redemption Amount:	[ ]
	– Higher Redemption Amount:	[ ]

	(iv) Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
22.	Investor Put:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Dates(s):	[ ]
	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
	(iii) Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
23.	Final Redemption Amount of each Note:	[[ ] per Note of [ ] Specified Denomination/*specify other*/see Appendix]
24.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(*g*)):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes [on 45 days' notice given at any time/only upon an Exchange Event] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date]
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate)*
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]

28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details NB: a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]
29.	Details relating to Instalment Notes:	
	Instalment Amount(s):	[Not Applicable/*give details*]
	Instalment Date(s):	[Not Applicable/*give details*]
30.	Redenomination applicable:	Redenomination [not] applicable (*If Redenomination is applicable, specify the terms of the redenomination in an Annex to the Pricing Supplement*)
31.	Other terms or special conditions:	[Not Applicable/*give details*]

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
33.	If non-syndicated, name of relevant Dealer:	[ ]
34.	Whether TEFRA D applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA not applicable]
35.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

36.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
37.	Delivery:	Delivery [against/free of] payment
38.	Additional Paying Agent(s) (if any):	[ ]

ISIN: [ ]

Common Code: [ ]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:..

Duly authorised

For the purpose of calculating the U.S. dollar equivalent of the aggregate nominal amount of Notes outstanding under the Programme from time to time, the U.S. dollar equivalent of Notes denominated in another Specified Currency shall be determined, at the discretion of the Issuer, either as of the date of agreement to issue such Notes (the "Agreement Date") or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of the U.S. dollar against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading bank selected by the Issuer on such date.

The U.S. dollar equivalent of any Dual Currency Notes, Index Linked Notes and Partly Paid Notes shall be calculated in the manner specified above by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the amount of the subscription price paid). The U.S. dollar equivalent of any Zero Coupon Note and any other Note issued at a discount or a premium shall be calculated in the manner specified above by reference to the net proceeds received by the Issuer for the relevant issue.

If the applicable Pricing Supplement relating to a Tranche of Notes specifies any modifications to the Terms and Conditions of a Tranche of Notes as described below, it is envisaged that, to the extent that such modifications relate only to Conditions 1, 5, 6 (except 6(*b*)), 7, 8, 9, 16, 17 and 19 (insofar as such Notes are not listed or admitted to trading on any stock exchange) they will not necessitate the preparation and issue of supplementary listing particulars. If the Terms and Conditions of the Notes are to be modified in any other respect, supplementary listing particulars or further listing particulars, if appropriate, describing the modifications will be prepared and issued.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer(s) at the time of issue but if not so permitted and agreed, such definitive Note will have endorsed upon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with such Terms and Conditions, supplement, replace or modify the following Terms and Conditions for the purpose of such Tranche of Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" above for the form of the Pricing Supplement which will include the definition of certain terms used in the following Terms and Conditions or specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series of notes (the notes of such Series being hereinafter called the "Notes", which expression shall mean (i) in relation to Notes represented by a Global Note, units equal to the lowest Specified Denomination in the Specified Currency, (ii) definitive Notes issued in exchange for a Global Note and (iii) any Global Note) constituted by a Trust Deed dated 15th March, 1994 (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "Trust Deed").

Payment in respect of the Notes will be made under an amended and restated Agency Agreement (the "Agency Agreement") dated 9th May, 2003 made between the Issuer, Citibank, N.A., as issuing agent, principal paying agent and agent bank (the "Agent", which expression shall include any successor as agent), the other paying agent named therein (together with the Agent, the "Paying Agents", which expression shall include any additional or successor paying agent) and the Trustee.

Interest bearing definitive Notes (unless otherwise indicated in the applicable Pricing Supplement) have interest coupons ("Coupons") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("Talons") attached on issue. Any reference in these Terms and Conditions to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes redeemable in instalments will have instalment receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue.

The Pricing Supplement (or the relevant provisions thereof) for the Notes is endorsed upon or attached to any Global Note and any Note in definitive form. The Pricing Supplement (or such relevant provisions thereof) supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, supplement, replace or modify these Terms and Conditions for the purposes of this Note. References herein to "applicable Pricing Supplement" are to the Pricing Supplement attached hereto or to the relevant provisions thereof endorsed hereon.

The Trustee acts for the benefit of the holders of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the talons), all in accordance with the provisions of the Trust Deed.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which (i) are expressed to be consolidated and form a single series and (ii) are identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed, the Agency Agreement and each Pricing Supplement are available for inspection at the registered office of the Trustee, being at 9th May, 2003 at Fifth Floor, 100 Wood Street, London EC2V 7EX and at the specified office of each of the Agent and the other Paying Agents save that, in the case of any Pricing Supplement where the Note or Notes to which such Pricing Supplement relates are not listed on a stock exchange, such Pricing Supplement shall be available for inspection only by the

relevant Dealer or Dealers specified in such Pricing Supplement or, upon proof satisfactory to the Trustee or the relevant Paying Agent as to identity, the holder of any Note to which such Pricing Supplement relates. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are binding on them. Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Agency Agreement and the Trust Deed, the Trust Deed will prevail and, in the event of inconsistency between the Agency Agreement or the Trust Deed and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1. Form, Denomination and Transfer

The Notes are in bearer form in the Specified Currency or Currencies and the Specified Denomination(s) and definitive Notes are serially numbered. Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Pricing Supplement.

This Note may be a Senior Note or a Subordinated Note, as indicated in the applicable Pricing Supplement. If it is a Subordinated Note, it is either a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Pricing Supplement.

If it is a definitive Note, it is issued with Coupons and, if applicable, Receipts and Talons attached, unless it is a Zero Coupon Note in which case references to interest, Coupons and Couponholders in these Terms and Conditions are not applicable.

Without prejudice to the provisions relating to Global Notes set out below, title to the Notes, the Receipts and the Coupons will pass by delivery. Except as ordered by a court of competent jurisdiction or as required by law, the Issuer, the Trustee, the Agent and any other Paying Agent shall (subject as set out below) be entitled to deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not such Note, Receipt or Coupon shall be overdue and notwithstanding any notice to the contrary or any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for the purpose of making payment thereon and for all other purposes. For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee, the Agent and any other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal and interest on such Notes, the right to which shall be vested, as against the Issuer, solely in the bearer of the Global Note in accordance with and subject to its terms (or the Trustee in accordance with the Trust Deed) (and the expressions "Noteholder", "holder of Notes" and related expressions shall be construed accordingly). Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and/or Clearstream, Luxembourg, as the case may be.

Any references herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Agent and the Trustee or specified in the applicable Pricing Supplement.

2. Status of Senior Notes

If the Notes are specified as Senior Notes in the applicable Pricing Supplement, the Notes and the relative Receipts and Coupons (if any) are direct, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer ranking *pari passu* and without any preference among themselves and (subject as aforesaid and to any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer.

3. Status and Subordination of Subordinated Notes

(i) If the Notes are specified as Dated Subordinated Notes in the applicable Pricing Supplement, the Notes and the relative Receipts and Coupons (if any) are direct and unsecured obligations of the Issuer and rank without any preference among themselves. The rights of the Noteholders, the Receiptholders and the Couponholders will, in the event of the winding-up of the Issuer, be subordinated in the manner provided in the Trust Deed to the claims of depositors and other unsubordinated creditors of the Issuer in respect of their respective Senior Claims.

In the case of Dated Subordinated Notes, payments of principal and interest in respect of the Notes are, in the event of a winding up of the Issuer, conditional upon the Issuer being solvent at the time of payment by the Issuer, and accordingly in such event no principal or interest shall be payable except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For the purpose of this Condition 3(i), the Issuer shall be solvent if its Assets exceed its Liabilities (other than its Liabilities which are not Senior Claims). A report as to the solvency of the Issuer by its liquidator shall in the absence of proven error be treated and accepted by the Issuer, the Trustee, the Noteholders, the Receiptholders and the Couponholders as correct and sufficient evidence thereof.

(ii) If the Notes are specified as Undated Subordinated Notes in the applicable Pricing Supplement, the Notes and the relative Coupons (if any) are direct and unsecured obligations of the Issuer and rank without any preference among themselves, and the rights of the Noteholders and the Couponholders are subordinated in right of payment in the manner provided in the Trust Deed to the claims of Senior Creditors.

In the case of Undated Subordinated Notes, payments of principal and interest in respect of the Notes are conditional upon the Issuer being solvent at the time of payment by the Issuer, and no principal or interest shall be payable except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For the purpose of this Condition 3(ii), the Issuer shall be solvent if (i) to the extent that any determination as to solvency falls to be made prior to the commencement of winding up of the Issuer, it is able to pay its debts owed to Senior Creditors as they fall due and (ii) its Assets exceed its Liabilities (other than its Liabilities to persons who are not Senior Creditors). A report as to the solvency of the Issuer by two directors of the Issuer or, if the Issuer is in winding up, its liquidator, shall in the absence of proven error be treated and accepted by the Issuer, the Trustee, the Noteholders and the Couponholders as correct and sufficient evidence thereof.

In the case of Undated Subordinated Notes, if at any time an order is made or an effective resolution is passed for the winding up in England of the Issuer (except in any such case a solvent winding up solely for the purpose of a reconstruction or amalgamation or the substitution in place of the Issuer of a Successor in Business (as defined in the Trust Deed), the terms of which reconstruction, amalgamation or substitution (i) have previously been approved by the Trustee in writing or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders and (ii) do not provide that the Notes shall thereby become payable), there shall be payable on each Note (in lieu of any other payment, but subject as provided in this Condition), such amount, if any, as would have been payable to the holder thereof if, on the day prior to the commencement of the winding up and thereafter, such Noteholder were the holder of a preference share in

the capital of the Issuer having a preferential right to a return of assets in the winding up over the holders of all issued shares for the time being in the capital of the Issuer on the assumption that such preference share was entitled to receive on a return of assets in such winding up an amount equal to the principal amount of such Note together with Arrears of Interest (as defined in Condition 5*(f)*), if any, and any interest (other than Arrears of Interest) which is payable (as provided in the Trust Deed).

(iii) Subject to applicable law, no Noteholder, Receiptholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Notes, the Receipts or the Coupons and each Noteholder, Receiptholder and Couponholder shall, by virtue of being the holder of any Note, Receipt or Coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention.

(iv) For the purpose of this Condition:—

"Senior Claims" means the aggregate amount of all claims which are not in respect of indebtedness of the Issuer the right to repayment of which by its terms is, or is expressed to be, subordinated to (or otherwise ranks after) the claims of depositors and other unsubordinated creditors of the Issuer;

"Senior Creditors" means creditors of the Issuer (i) who are unsubordinated depositors or other unsubordinated creditors of the Issuer, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up of the Issuer or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of the Issuer but not further or otherwise, or (iii) who are subordinated creditors of the Issuer other than those whose claims are, or are expressed to rank, pari passu with, or junior to, the claims of the Noteholders; and

"Assets" means the unconsolidated gross assets of the Issuer and "Liabilities" means the unconsolidated gross liabilities of the Issuer, all as shown in the latest published audited balance sheet of the Issuer, but adjusted for contingent assets and contingent liabilities and for subsequent events, all in such manner as the directors of the Issuer or the liquidator (as the case may be) may determine.

N.B. The obligations of the Issuer in respect of the Undated Subordinated Notes and the related Coupons are conditional upon the Issuer being solvent for the purpose of this Condition 3(ii) immediately before and after payment by the Issuer. If this Condition 3(ii) is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal and interest in respect of the Undated Subordinated Notes may be used to absorb losses.

4. Negative Pledge (Senior Notes only)

If the Notes are specified as Senior Notes in the applicable Pricing Supplement, so long as any of the Notes remain outstanding (as defined in the Trust Deed) the Issuer will neither create nor have outstanding any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its undertaking or assets, present or future (including any uncalled capital), to secure any Loan Stock of the Issuer or any obligation of the Issuer under any guarantee of or indemnity in respect of any Loan Stock of any subsidiary (as defined in the Trust Deed) of the Issuer without at the same time or prior thereto securing the Notes equally and rateably therewith to the satisfaction of the Trustee or providing such other security for the Notes as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the holders of the Notes or as shall be approved by an Extraordinary Resolution of the holders of the Notes.

For the purposes of these Terms and Conditions "Loan Stock" means indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange, over-the-counter or other established securities market but excluding any such indebtedness which has a stated maturity not exceeding one year.

5. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest payable, subject as provided in these Terms and Conditions, in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

If interest is required to be calculated for a period ending other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means in respect of the calculation of an amount of interest in accordance with this Condition 5(*a*):

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(A) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(B) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the Final Interest Payment Date is not a Determination Date, the period commencing on the First Determination Date prior to, and ending on the First Determination Date falling after, such date;

"Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date; and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) *Interest on Floating Rate Notes and Index Linked Interest Notes*

(i) *Interest Payment Dates*

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 5(*b*)(*i*)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls in the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In this Condition, "Business Day" means a day which is both:—

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to Notes denominated or payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London or any Additional Business Centre) and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively or (2) in relation to Notes denominated or payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "Target System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any).

For the purposes of this sub-paragraph (*A*), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent or other person specified in the applicable Pricing Supplement under an interest rate swap transaction if the Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:—

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is the period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purpose of this sub-paragraph (*A*), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:—

(1) the offered quotation (if there is only one quotation on the Relevant Screen Page); or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus the Margin (if any), all as determined by the Agent. If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is

more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this sub-paragraph (*B*) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of the Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) Minimum and/or Maximum Rate of Interest

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will, at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination (each an "Interest Amount") for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "Actual/365" or "Actual/Actual ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(iv) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest

Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(v) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if "Actual/365 (Sterling)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366.

(v) Notification of Rate of Interest and Interest Amounts

The Issuer will cause the Rate of Interest and each Interest Amount for each Interest Period and the relative Interest Payment Date to be notified to the Trustee and to any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to be published in accordance with Condition 19 as soon as possible after their determination but in no event later than the fourth Business Day (as defined in Condition 5(b)(i) above) thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment or alternative arrangements will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 19.

(vi) Determination or calculation by Trustee

If for any reason at any time after the Issue Date, the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii) or (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as the case may be.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5(b), whether by the Agent or the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent, the Trustee, the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by them of their powers, duties and discretions pursuant to such provisions.

(c) Dual Currency Notes

In the case of Dual Currency Notes, where the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest shall be determined in the manner specified in the applicable Pricing Supplement.

(d) Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e) Interest Accrual

Interest (if any) will cease to accrue on each Note (or in the case of the redemption of part only of a Note, that part only of such Note) on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused or (in the case of Subordinated Notes) is not made by reason of Condition 3 in which event interest will continue to accrue as provided in the Trust Deed.

(f) Interest on Undated Subordinated Notes

(i) In the case of Undated Subordinated Notes, interest payments (excluding Arrears of Interest) on the Notes shall (subject to Condition 3) be payable on each Compulsory Interest Payment Date (as defined below) in respect of the Interest Accrual Period (as defined below) ending on the day immediately preceding such date. On any Optional Interest Payment Date (as defined below) there may (subject to Condition 3) be paid (if the Issuer so elects and gives notice of such election to the Noteholders in accordance with sub-paragraph (ii) of this Condition 5(*f*)) the interest payable on such Optional Interest Payment Date accrued in the Interest Accrual Period ending on the day immediately preceding such date, but the Issuer shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose. Any interest not paid on an Interest Date (as defined below) together with any other interest not paid on any other Interest Date shall, so long as the same remains unpaid, constitute "Arrears of Interest". Arrears of Interest may, at the option of the Issuer (subject to Condition 3), be paid in whole or in part at any time upon the expiration of not less than seven days' notice to such effect given to the Trustee and to the Noteholders in accordance with Condition 19, but all Arrears of Interest on all Notes outstanding shall (subject to Condition 3) become due in full on whichever is the earliest of (i) the date upon which a dividend is next paid on any class of share capital of the Issuer, (ii) the date set for any redemption pursuant to Condition 6, or (iii) the commencement of winding up in England of the Issuer.

Notwithstanding the foregoing, if notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged (subject to Condition 3) to do so upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Interest Date (or consecutive Interest Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

(ii) The Issuer shall give not less than 30 days' notice prior to any Interest Date to the Noteholders in accordance with Condition 19:

(i) if such Interest Date will be an Optional Interest Payment Date; and

(ii) whether or not the Issuer elects to pay the interest due on such Optional Interest Payment Date.

(iii) For the purposes of these Terms and Conditions, the following expressions have the following meanings:

"Compulsory Interest Payment Date" means any Interest Date if, in the six calendar months immediately preceding such Interest Date, any dividend has been declared or paid on any class of share capital of the Issuer.

"Interest Accrual Period" means the period from and including the Interest Commencement Date up to but excluding the first Interest Date or, as the case may be, the period from and including one Interest Date up to but excluding the next Interest Date.

"Interest Date" means any date on which interest is, or (but for this paragraph (f)) would be, payable pursuant to this Condition.

"Optional Interest Payment Date" means any Interest Date other than a Compulsory Interest Payment Date.

6. Redemption and Purchase

(a) Final redemption

If this Note is a Senior Note or a Dated Subordinated Note, it will, unless previously redeemed or purchased and cancelled as provided below, be redeemed at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date. If this Note is an Undated Subordinated Note, it has no final maturity date and is only redeemable in accordance with the following provisions of this Condition 6 or Condition 12.

(b) Redemption for taxation reasons

If the Issuer satisfies the Trustee immediately prior to the giving of the notice referred to below that either (i) on the occasion of the next date for payment of interest the Issuer is or will be required to pay additional amounts as provided in Condition 10 or (ii) (in the case of Undated Subordinated Notes only) on the next Interest Date the payment of interest in respect of the Notes would be treated as a "distribution" within the meaning of the Taxes Acts for the time being of the United Kingdom, then the Issuer may (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent (as defined below) and to Condition 3) having given not less than 30 nor more than 60 days' notice to the Trustee and, in accordance with Condition 19, the Noteholders (which notice shall be irrevocable) redeem at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on the next Interest Payment Date (if this Note is a Floating Rate Note or an Index Linked Interest Note) all, but not some only, of the Notes at their Early Redemption Amount referred to in Condition 6(g) below together, if applicable, with interest accrued to (but excluding) the date fixed for redemption and, in the case of Undated Subordinated Notes, all Arrears of Interest (if any) as provided in Condition 5(f). Upon the expiry of such notice, the Issuer shall be bound to redeem the Notes accordingly.

For the purposes of these Terms and Conditions "Relevant Supervisory Consent" means the consent to the relevant redemption, payment, repayment or purchase, as the case may be, of The Financial Services Authority (so long as the Issuer is required by The Financial Services Authority to obtain such consent).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having (unless otherwise specified in the applicable Pricing Supplement) given not less than 30 nor more than 60 days' notice to the Trustee, the Agent and, in accordance with Condition 19, the Noteholders (which notice shall be irrevocable) (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent and to Condition 3), redeem all or some only (as specified in the applicable Pricing Supplement) of the Notes then outstanding on the Optional Redemption Date(s) and at the Optional Redemption Amount(s) as specified in, or determined in the manner specified in, the applicable Pricing Supplement, together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date(s) and, in the case of Undated Subordinated Notes, all Arrears of Interest (if any) as provided in Condition 5(f). Upon expiry of such notice the Issuer shall be bound to redeem the Notes accordingly. In the event of a redemption of some only of the Notes, such redemption must be for an amount being the Minimum

Redemption Amount or a Higher Redemption Amount. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a global Note, not more than 60 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of such Redeemed Notes will be published in accordance with Condition 19 not less than 30 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of all Notes outstanding, in each case on the Selection Date, provided that any such nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the lowest Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this Condition 6(c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 19 at least 30 days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If this Note is a Senior Note and Investor Put is specified in the applicable Pricing Supplement, then, if and to the extent specified in the applicable Pricing Supplement, upon the holder of this Note giving to the Issuer, in accordance with Condition 19, not less than 30 nor more than 60 days' notice (which notice shall be irrevocable), the Issuer will, upon the expiry of such notice, redeem subject to, and in accordance with, the terms specified in the applicable Pricing Supplement in whole (but not in part) such Note on the Optional Redemption Date and at the relevant Optional Redemption Amount as specified in, or determined in the manner specified in, the applicable Pricing Supplement, together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note, on any Business Day (as defined in Condition 5(*b*)(*i*)) falling within the notice period at the specified office of any Paying Agent, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition.

(e) Purchases

The Issuer or any of its subsidiaries may (subject, in the case of Subordinated Notes, to obtaining prior Relevant Supervisory Consent and to Condition 3), at any time purchase or otherwise acquire Notes (provided that, in the case of definitive Notes, all unmatured Receipts and Coupons appertaining thereto are attached thereto or surrendered therewith) in the open market either by tender or private agreement or otherwise, without restriction as to price. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(f) Late Payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to Condition 6(*a*), (*b*), (*c*) or (*d*) above or upon its becoming due and repayable as provided in Condition 11 (if this Note is a Senior Note) or Condition 12 (if this Note is a Subordinated Note) is improperly withheld or refused or (in the case of Subordinated Notes) is not made by reason of Condition 3, the amount due and repayable in respect of such Zero Coupon Note shall [(subject to Condition 3)] be the amount calculated as provided in Condition 6(*g*)(iii) below as though the references therein to the date fixed for redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:—

(i) the date on which all amounts due in respect of the Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders either in accordance with Condition 19 or individually.

(g) Early Redemption Amounts

For the purposes of Condition 6(*b*) above and Condition 11 (if this Note is a Senior Note) or Condition 12 (if this Note is a Subordinated Note), the Notes will be redeemed at an amount (the "Early Redemption Amount") determined or calculated as follows:—

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof; or

(ii) in the case of Notes (other than Zero Coupon Notes but including Instalment Notes and Partly Paid Notes) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount set out in, or determined in the manner set out in, the applicable Pricing Supplement, or, if no such amount or manner is so set out, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the sum of:—

(A) the Reference Price; and

(B) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable,

or such other amount as is provided in the applicable Pricing Supplement.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made (i) in the case of a Zero Coupon Note payable in a Specified Currency other than euro, on the basis of a 360-day year consisting of 12 months of 30 days each or (ii) in the case of a Zero Coupon Note payable in euro, on the basis of the actual number of days elapsed divided by 365 (or, if any of the days elapsed falls in a leap year, the sum of (x) the number of those days falling in a leap year divided by 366 and (y) the number of those days falling in a non leap year divided by 365) or (iii) on such other calculation basis as may be specified in the applicable Pricing Supplement.

(h) Instalments

Instalment Notes will be repaid in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to Condition 6(*g*) above.

(i) Cancellation

All Notes which are redeemed in full will forthwith be cancelled (together with, in the case of definitive Notes, all unmatured Receipts and Coupons attached thereto or surrendered therewith) and such Notes may not be re-issued or resold.

(j) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

7. Payments

(a) Method of Payment

Subject as provided below:—

(i) payments in a Specified Currency other than euro will be made by transfer to an account in the relevant Specified Currency (which, in the case of a payment in Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 10. References to "Specified Currency" will include any successor currency under applicable law.

(b) Presentation of Notes, Receipts and Coupons

Subject as provided below, payments of principal and interest (if any) in respect of definitive Notes (if issued) will be made against presentation and surrender of definitive Notes or Coupons, as the case may be, at any specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)). Payments of instalments (if any) of principal, other than the final instalment, will (subject as provided below) be made against presentation and surrender of the relevant Receipt. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. If any definitive Note is redeemed or becomes repayable prior to the stated maturity thereof, principal will be payable only on surrender of such Note together with all unmatured Receipts appertaining thereto. Receipts presented without the definitive Note to which they appertain and unmatured Receipts do not constitute valid obligations of the Issuer.

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant global Note against presentation or surrender, as the case may be, of such global Note, at the specified office of any Paying Agent. A record of each payment made on such Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be prima facie evidence that the payment in question has been made.

The holder of the relevant Global Note (or, as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note (or the Trustee, as the case may be) in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of the relevant Global Note (or the Trustee, as the case may be). No person other than the holder of the relevant Global Note (or, as provided in the Trust Deed, the Trustee) shall have any claim against the Issuer in respect of any payments due on that Global Note.

Notwithstanding the foregoing, payments of interest in U.S. Dollars will only be made at the specified office of any Paying Agent in the United States if (a) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment at such specified offices outside the United States of the full amount of interest on

the Notes in the manner provided above when due, (b) payment of the full amount of such interest at such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and (c) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

Fixed Rate Notes in definitive form (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall include Coupons falling to be issued on exchange of matured Talons), failing which an amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the total amount due) will be deducted from the amount due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon at any time before the expiry of twelve years after the relevant date (as defined in Condition 10) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 13) or, if later, six years from the date on which such Coupon would otherwise have become due.

Upon any Fixed Rate Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Note, Dual Currency Note or Index Linked Note in definitive form, all unmatured Coupons and Talons (if any), relating to such Note (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

In relation to any Undated Subordinated Note in definitive form, if any payment is to be made in respect of interest, the Interest Date for which falls on or after the date on which the winding up in England of the Issuer is deemed to have commenced, such payment shall be made only against presentation of the relevant Note, and the Coupon for any such Interest Date shall be void. In addition, any Undated Subordinated Note in definitive form presented for payment after an order is made or an effective resolution is passed for the winding up in England of the Issuer must be presented together with all Coupons in respect of Arrears of Interest relating to Interest Dates falling prior to such commencement of the winding up of the Issuer, failing which there shall be withheld from any payment otherwise due to the holder of such Undated Subordinated Note such proportion thereof as the Arrears of Interest due in respect of any such missing Coupon bears to the total of the principal amount of the relevant Undated Subordinated Note, all Arrears of Interest in respect thereof and interest (other than Arrears of Interest) accrued on such Undated Subordinated Note in respect of the Interest Accrual Period current at the date of the commencement of the winding up.

(c) Payment Day

If any date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day (as defined below), then the holder thereof shall not be entitled to payment of the relevant amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this Condition (unless otherwise specified in the applicable Pricing Supplement), "Payment Day" means any day which (subject to Condition 13) is:—

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London;

(C) any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

If the due date for redemption of any interest bearing Note in definitive form is not a due date for the payment of interest relating thereto, interest accrued in respect of such interest bearing Note from (and including) the last preceding due date for the payment of interest (or from (and including) the Interest Commencement Date, as the case may be) will be paid only against surrender of such interest bearing Note.

(d) Interpretation of Principal and Interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:—

(i) any additional amounts which may be payable with respect to principal under Condition 10 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount;

(vii) any premium and any other amounts which may be payable under or in respect of the Notes; and

(viii) in relation to Dual Currency Notes, the principal payable in any relevant Specified Currency.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 10 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 13.

9. Agent and Paying Agents

The names of the initial Agent and the other initial Paying Agent and their initial specified offices are set out below. In the event of the appointed office of any such bank being unable or unwilling to continue to act as the Agent, or failing duly to determine the Rate of Interest, if applicable, or to calculate the Interest Amounts for any Interest Period, the Issuer shall appoint the London office of such other bank as may be approved by the Trustee to act as such in its place. The Agent may not resign its duties or be removed from office without a successor having been appointed as aforesaid. The Issuer may, with the prior approval of

the Trustee, vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts provided that the Issuer will, (i) so long as any of the Notes is outstanding, maintain a Paying Agent (which may be the Agent) having a specified office in a city approved by the Trustee in continental Europe and, (ii) so long as any of the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, a Paying Agent (which may be the Agent) having a specified office in each location required by the rules and regulations of the relevant stock exchange or , as the case may be, other relevant authority and (iii) in the event that any Directive (as defined in Condition 10 below) or any law implementing or complying with, or introduced in order to conform to, such Directive is introduced, the Issuer will ensure that it maintains a Paying Agent in a Member State of the European Union (the "EU") that will not be obliged to withhold or deduct tax pursuant to the Directive, unless otherwise agreed by the Trustee because it is unduly onerous to the Issuer or not consistent with then market practice.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in sub-paragraph (ii) of the fourth paragraph of Condition 7(*b*). Notice of any such variation, termination, appointment or change will be given by the Issuer to the Noteholders in accordance with Condition 19.

10. Taxation

All payments of principal and interest (if any) in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding of, or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Issuer will pay such additional amounts as may be necessary in order that the net amounts receivable by the Noteholders, Receiptholders and Couponholders after such withholding or deduction shall equal the respective amounts of principal and interest (if any) which would have been receivable in respect of the Notes, Receipts or Coupons (as the case may be) in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment:—

(i) by or on behalf of a holder who (a) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant taxing authority but fails to do so; or (b) is liable to such taxes, duties, assessments or governmental charges in respect of such Notes, Receipts or Coupons (as the case may be) by reason of his having some connection with the United Kingdom other than merely by reason of the holding of such Note, Receipt or Coupon; or

(ii) more than 30 days after the relevant date save to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on the last day of such period of 30 days; or

(iii) in the United Kingdom; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 (the "Directive") or any law implementing or complying with, or introduced in order to conform to, the Directive; or

(v) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the EU.

For this purpose, "the relevant date" means the date on which the payment in respect of the Note, Receipt or Coupon first becomes due and payable but, if the full amount of the moneys payable on such date has not been received by the Agent or the Trustee on or prior to such date, the "relevant date" means

the date on which, such moneys having been so received, notice to that effect shall have been given to the Noteholders in accordance with Condition 19.

11. Events of Default and Enforcement relating only to Senior Notes

(a) This Condition shall apply only to Senior Notes.

(b) The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, (but, in the case of the happening of any of the events mentioned in subparagraphs (ii) to (vii) below, only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice to the Issuer that the Notes are, and they shall accordingly immediately become, due and repayable at their Early Redemption Amount, together with accrued interest (if any) as provided in the Trust Deed, if any of the following events (each an "Event of Default") shall occur and be continuing:—

(i) if default is made for a period of 7 days or more in the payment of any principal due in respect of the Notes or any of them or 14 days or more in the payment of any interest due in respect of the Notes or any of them; or

(ii) if an order is made or an effective resolution is passed for the winding-up of the Issuer or any Material Subsidiary (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to the Issuer or any other subsidiary of the Issuer); or

(iii) if the Issuer or any Material Subsidiary stops or threatens to stop payment to its creditors generally or the Issuer or any Material Subsidiary ceases or threatens to cease to carry on its business or substantially the whole of its business (except for the purpose of or in connection with a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to the Issuer or any other subsidiary of the Issuer); or

(iv) if an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed of the whole or any material part of the undertaking, property and assets of the Issuer or any Material Subsidiary or if a distress or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of the Issuer or any Material Subsidiary and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Trustee may permit); or

(v) if the Issuer or any Material Subsidiary is unable to pay its debts generally; or

(vi) if any payment in respect of indebtedness for moneys borrowed (as defined in the Trust Deed) (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) of the Issuer or any Material Subsidiary is not made on its due date (or by the expiry of any applicable grace period as originally provided) or becomes due and payable prior to its stated maturity by reason of default or if any guarantee or indemnity of any payment in respect of indebtedness for moneys borrowed of any third party given by the Issuer or any Material Subsidiary is not honoured when due and called upon (except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount); or

(vii) if default is made by the Issuer in the performance or observance of any obligation, condition or provision binding on it under the Notes, Receipts or Coupons or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes) and, except where such default is or the effects of such default are, in the opinion of the Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required,

such default continues for 30 days (or such longer period as the Trustee may permit) after written notice thereof has been given by the Trustee to the Issuer requiring the same to be remedied.

"Specified Amount" means the greater of (a) £15,000,000 or its equivalent in any other currency or currencies and (b) such amount in Sterling as is equal to one per cent. of the aggregate of (1) the nominal amount of the share capital of the Issuer for the time being issued and paid up or credited as paid up, (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of the Issuer and its subsidiaries and (3) any amounts attributable to minority interests in subsidiaries, all as shown in the latest audited consolidated balance sheet of the Issuer and its subsidiaries prepared in accordance with generally accepted accounting principles in the United Kingdom less (4) any amounts, determined in accordance with generally accepted accounting principles in the United Kingdom, representing distribution of cash or tangible assets declared, recommended or made by the Issuer or any of its subsidiaries (other than any distribution attributable to the Issuer or another subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of the Issuer and its subsidiaries and less (5) any amounts shown in such latest audited consolidated balance sheet (y) attributable to intangible assets and (z) of any debit on profit and loss account.

A certificate of two directors of the Issuer as to the Specified Amount shall, in the absence of manifest error, be conclusive and binding on all parties.

"Material Subsidiary" means any subsidiary of the Issuer whose total assets (attributable to the Issuer) represent 10 per cent. or more of the consolidated total assets (attributable to the Issuer) of the Issuer and its subsidiaries, all as more particularly defined in the Trust Deed.

The Trust Deed contains provisions which permit two directors of the Issuer to certify that a subsidiary is a "Material Subsidiary" (i) at the time of issue of every audited consolidated balance sheet of the Issuer and at any other time upon the request of the Trustee, or (ii) as soon as reasonably practicable after the acquisition or disposal of a company which thereby becomes or ceases to be a Material Subsidiary or after any transfer is made to any subsidiary which thereby becomes a Material Subsidiary. Any such certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

The Trustee may at its discretion institute such proceedings as it may think fit to enforce the obligations of the Issuer under the Trust Deed and the Notes, Receipts and Coupons, but it shall not be bound to institute any such proceedings unless (1) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding and (2) it shall have been indemnified to its satisfaction. No Noteholder, Receiptholder or Couponholder shall be entitled to institute proceedings directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

12. Events of Default and Enforcement relating only to Subordinated Notes

(a) This Condition shall apply only to Subordinated Notes.

(b) In the case of Dated Subordinated Notes, the Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, give notice to the Issuer that the Notes are, and they shall accordingly immediately become, due and repayable at their Early Redemption Amount, together with accrued interest (if any) as provided in the Trust Deed if any of the following events (each an "Event of Default") shall occur and be continuing:—

(i) if default is made for a period of 7 or more days in the payment of any principal due in respect of the Notes or any of them or 14 or more days in the payment of any interest due in respect of the Notes or any of them; or

(ii) if the winding-up of the Issuer is commenced (other than a winding-up which has been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders).

If the Notes become immediately due and repayable, the Trustee may at its discretion institute proceedings, but may take no other action in respect of such default, for the winding-up of the Issuer in England (but not elsewhere) to enforce the obligations of the Issuer in respect of the Trust Deed; provided that no payment of interest, repayment of principal or other claim in respect of the Notes may be made by the Issuer pursuant to this Condition, nor will the Trustee accept the same, otherwise than during or after a winding-up or dissolution of the Issuer, save with prior Relevant Supervisory Consent.

For the purposes of this paragraph (*b*), a payment shall be deemed to be due even if the condition set out in Condition 3 is not satisfied.

(c) In the case of Undated Subordinated Notes, if the Issuer shall not make any payment of principal in respect of the Notes for a period of 14 days or more after the due date for the same or shall not make payment of interest for a period of 14 days or more after a Compulsory Interest Payment Date or any other date upon which the payment of interest is compulsory, the Trustee may institute proceedings in England (but not elsewhere) for the winding up of the Issuer and prove in such winding up. For the purposes of this paragraph (*c*), a payment otherwise due (in the case of principal) or compulsory (in the case of interest) shall be deemed so due or compulsory notwithstanding that the condition set out in Condition 3 is not satisfied.

(d) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so, in which case the Noteholder, Receiptholder or Couponholder shall have only such rights against the Issuer as those which the Trustee is entitled to exercise. No Noteholder, Receiptholder or Couponholder shall be entitled to institute proceedings for the winding-up of the Issuer, or to prove in any winding-up of the Issuer, unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so, or, being able to prove in any winding-up of the Issuer, fails to do so, in which event any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding-up in England (but not elsewhere) of the Issuer and/or prove in any winding-up of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled so to do in respect of the Notes, Receipts and Coupons held by him. No remedy against the Issuer, other than the institution of proceedings for the winding-up in England of the Issuer or the proving or claiming in the winding-up of the Issuer, shall be available to the Trustee or the Noteholders, Receiptholders or Couponholders for the recovery of amounts owing in respect of the Notes, Receipts or Coupons or under the Trust Deed.

(e) The Trustee may at its discretion institute proceedings for the winding-up of the Issuer in England to enforce the obligations of the Issuer under the Trust Deed and the Notes, Receipts and Coupons, but it shall not be bound to institute any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding and (b) it shall have been indemnified to its satisfaction.

13. Prescription

Notes, Receipts and Coupons shall become void unless presented for payment within 12 years (in the case of Notes and Receipts) and six years (in the case of Coupons), in each case from the relevant date (as defined in Condition 10) therefor, subject to the provisions of Condition 7. There shall not be included in any Coupon sheet issued on exchange of a Talon, any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 7 or any Talon which would be void pursuant to Condition 7.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Terms and Conditions or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons present holding or representing a clear majority of the nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons present being or representing Noteholders whatever the nominal amount of the Notes for the time being outstanding so held or represented, except that, at any meeting, the business of which includes the

modification of certain of these Terms and Conditions or of certain of the provisions of the Trust Deed, the necessary quorum for passing an Extraordinary Resolution will be one or more persons present holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the nominal amount of the Notes for the time being outstanding.

An Extraordinary Resolution passed at any meeting of Noteholders will be binding on all Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trust Deed provides that the Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification (subject as provided above) of, or to any waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders or to any modification thereof which is of a formal, minor or technical nature or which is made to correct a manifest error. Any such modification, waiver or authorisation shall be binding on the Noteholders, Receiptholders and Couponholders and, unless the Trustee agrees otherwise, any such modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 19.

In connection with the exercise by it of any of its trusts, powers or discretions (including, but without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders, Receiptholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 10 and/or any undertaking given in addition to, or in substitution for, Condition 10 pursuant to the Trust Deed.

15. Substitution

(a) Subject as provided in the Trust Deed, the Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the Noteholders, may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the substitution of any Successor in Business of the Issuer or a holding company of the Issuer or of a subsidiary of the Issuer or of any such Successor in Business or of any such holding company in place of the Issuer as principal debtor under the Trust Deed, the Notes, the Receipts and the Coupons, provided (in the case of the substitution of any company which is a subsidiary of the Issuer or of any such Successor in Business or of any such holding company) that the obligations of the subsidiary in respect of the Trust Deed, the Notes, the Receipts and the Coupons shall be guaranteed by the Issuer or such Successor in Business or such holding company in such form as the Trustee may require and provided further that (in the case of the Subordinated Notes) the obligations of such Successor in Business or of such holding company or subsidiary of the Issuer or of any such Successor in Business or of any such holding company and any such guarantee shall be subordinated on a basis considered by the Trustee to be equivalent to that in respect of the Issuer's obligations in respect of the Notes, Receipts and Coupons.

(b) Any such substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, any such substitution shall be notified by the Issuer to the Noteholders as soon as practicable thereafter in accordance with Condition 19.

16. Further Issues

The Issuer is at liberty from time to time without the consent of the Noteholders, Receiptholders or Couponholders to create and issue further notes ranking *pari passu* in all respects (or in all respects save for the date for, and the amount of, the first payment of interest thereon) with the outstanding Notes and so that the same shall be consolidated and form a single series with the outstanding Notes.

17. Replacement of Notes, Receipts, Coupons and Talons

If a Note (including any global Note), Receipt, Coupon or Talon is mutilated, defaced, destroyed, stolen or lost it may be replaced at the specified office of the Agent in London, or any other place approved by the Trustee of which notice shall have been published in accordance with Condition 19, on payment of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

18. Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances including provisions relieving it from instituting proceedings to enforce repayment unless indemnified to its satisfaction.

19. Notices

All notices regarding the Notes will be valid if published in the *Financial Times* or any other daily newspaper in London approved by the Trustee or, if this is not possible, in one other English language daily newspaper approved by the Trustee with general circulation in Europe. The Issuer shall also ensure that all notices are duly published in a manner which complies with the rules and regulations of any stock exchange or any other relevant authority on which the Notes are for the time being listed. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first publication or, if required to be published in more than one newspaper, on the date of the first publication in each such newspaper or where published in such newspapers on different dates, the last date of such first publication.

Until such time as any definitive Notes are issued, there may, so long as any global Note is held in its entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication as aforesaid the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the Noteholders and, in addition, for so long as any Notes are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of that stock exchange or, as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, or any other relevant authority. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg, as appropriate.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a global Note, such notice may be given by any Noteholder to the Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

20. The Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Notes, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

21. Governing Law

The Trust Deed, the Notes, the Receipts, the Coupons and the Talons are governed by, and will be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be used by the Issuer for the general funding purposes of its business.

NORTHERN ROCK PLC

Introduction

Northern Rock plc (the "Issuer") is a public limited company incorporated and registered in England and Wales under the Companies Act 1985. The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in both the retail and wholesale markets. The Issuer, together with its subsidiaries and associated companies, also engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At 31st December, 2004, the Northern Rock Group had total assets under management of £64.9 billion (including securitised mortgage loans).

The Issuer is one of the top ten mortgage lenders in the United Kingdom based upon loans outstanding. In the UK mortgage market, the Issuer had an estimated market share of approximately 11.2 per cent. on the basis of net lending during 2004 of £11.4 billion and an estimated market share of approximately 6.8 per cent. on the basis of gross lending during 2004 of £20.1 billion.

The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company effective 1st October, 1997. The Issuer currently has the following two principal subsidiaries, each of which is wholly-owned by the Issuer: Northern Rock Mortgage Indemnity Company Limited, a Guernsey limited liability company providing mortgage indemnity services to the Issuer, and Northern Rock (Guernsey) Limited, a Guernsey limited liability company engaging in retail deposit taking.

The Issuer's ordinary shares have been admitted to trading on the London Stock Exchange's market for listed securities and have been admitted to the Official List of the UK Listing Authority. The principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom and its internet address is www.northernrock.co.uk.

References to the Group are to the Issuer and its subsidiaries and associated undertakings.

Overview

The Issuer specialises in lending to individuals with a core business of providing residential mortgage loans, funded in the retail, wholesale, covered bond and securitisation markets. The Issuer has achieved rapid growth with total assets under management, including securitised mortgages, rising from £11.6 billion at the end of 1995 to £64.9 billion at 31st December, 2004. During 2004 total assets under management grew by 25 per cent. Management have set a strategic target of annual growth in assets under management of 15 per cent. to 25 per cent. per annum.

Profit on ordinary activities after tax for the year ended 31st December, 2004 amounted to £306.2 million, like-for-like growth of 13.0 per cent.; a return on equity of 21.3 per cent. The Issuer has continued to achieve strong year-on-year profit growth through a combination of volume growth, improving cost efficiency and growth in other income. These factors more than offset the easing in net interest spreads arising from competition and the increased use of securitisation.

The Issuer is one of the lowest cost providers in its core business. The Issuer's underlying cost to income ratio (defined as recurring administrative expenses divided by total income) was 30.4 per cent. for the year ended 31st December, 2004. The Issuer's cost advantage is derived from a combination of factors: focus on its core business, a cost efficient distribution network and its geographical base in the North East of England.

Developments in the Group's distribution network have focused on cost efficiency, achieving volume growth of lending and supporting the Group's retail funding objectives. Approximately 85 per cent. of residential mortgage lending is generated through intermediaries with the remainder split evenly between branches and direct business (telephone and e-commerce).

Lending

Residential Mortgage Lending

At 31st December, 2004 the Issuer had £49.0 billion of advances secured on residential property, including £22.0 billion of securitised mortgages. Residential lending represents the Issuer's core activity and accounts for 76 per cent. of total assets under management.

During 2004, total net residential lending amounted to £11.4 billion, an estimated market share of 11.2 per cent. compared to a share of outstanding total UK balances of approximately 5.5 per cent. as at 31st December, 2004. A strong year end pipeline of uncompleted lending awards of £4.7 billion will benefit lending in 2005.

The Group's residential mortgage assets are spread geographically throughout the UK. Residential mortgage lending is focused primarily on customers with a credit history and conservative income multiples and loan to value ratios. The quality of the portfolio is good with only 0.37 per cent. of all balances more than three months or more in arrears, approximately half the UK average.

Commercial Lending

The Issuer has a commercial loan portfolio which comprises two elements: commercial loans secured on residential properties (mainly loans to organisations supported by government grants, such as housing associations) and residential investment lending to individuals. Balances on such loans amounted to £696 million and are included in the £49.0 billion of advances secured on residential property for reporting purposes.

Other commercial loans are all secured on non-residential property and mainly represent loans to individuals or corporations to support investment in properties for retail, office or industrial use. At 31st December, 2004 such lending amounted to £1,569 million of which £291 million is securitised.

Commercial loans provide a diversification of assets and enhance interest margin for the Group. The Issuer intends to continue to grow its commercial loan portfolio while maintaining credit quality throughout the portfolio. At 31st December, 2004 only 0.3 per cent. of commercial loans were three months or more in arrears.

Personal Unsecured Lending

The Group also engages in personal unsecured lending, both on a stand-alone basis and via credit bundled products called "together". The "together" range comprises a combined secured residential mortgage and unsecured loan which benefits credit quality and enhances product retention. At 31st December, 2004 unsecured lending balances were £4.7 billion of which almost 40 per cent. were "together" unsecured advances.

At 31st December, 2004 only 1.0 per cent. of personal unsecured loans were three months or more in arrears. The "together" unsecured loans show characteristics similar to secured loans with only 0.8 per cent. three months or more in arrears.

General Insurance and Life Assurance Distribution

The Issuer distributes a limited range of household insurance and payment protection products primarily to residential mortgage and personal unsecured loan customers, via third party providers. Under arrangements with third party providers, the Issuer receives a commission from policies sold and does not take any underwriting risk. Life assurance products are supplied to the Issuer's customers through a relationship with Legal & General where the Issuer introduces the customer to the insurer and receives a commission for doing so. These products provide a valuable source of other income.

Funding

The Issuer has developed a diversified range of funding sources comprising on-shore and off-shore retail funding, wholesale funding, securitisation and, more recently, covered bonds.

Retail funding deposits amounted to £17.2 billion at 31st December, 2004 representing approximately 2.0 per cent. of UK retail deposits and 29 per cent. of the Issuer's total funding. The UK retail funding market has been particularly competitive in recent years as a result of new entrants, and the introduction of internet based accounts, which has affected the flow and price of retail deposits. The Issuer has aimed to maintain its retail franchise and achieved an increase in retail deposits in 2004 of £896 million. The Issuer operates a wide range of retail deposit vehicles including branches, postal, telephone, internet and off-shore.

Wholesale funding has become increasingly important to the Issuer and at 31st December, 2004 amounted to £19.7 billion or 33 per cent. of total funding. During 2004, net new wholesale funds amounted to £2.8 billion. The diversification of sources of funding available to the Group will continue with particular emphasis on Europe and the United States.

Securitisation is the third arm of the Issuer's funding strategy. From 1999 to 31st December, 2004, the Issuer has raised £29.6 billion through the issue of residential mortgage backed securities, of which £11.1 billion was raised in 2004.

At 31st December, 2004, outstanding securitised notes amounted to £22.1 billion representing 37 per cent. of total funding. Securitisation is expected to remain a significant source of funding for the Issuer, supporting incremental volume growth and capital efficiency. Diversification of investors will continue with issuance in Continental Europe and the United States, as well as in the UK. To date in 2005, a further £4.5 billion issue of residential mortgage backed securities has been completed.

During 2004, the Issuer established a €10 billion Global Covered Bond Programme. The inaugural issue of €2 billion covered bonds was followed in April 2005 by a further issue of €1.5 billion covered bonds.

Capital

At 31st December, 2004 total capital amounted to £3.2 billion, resulting in a total capital ratio of 14.0 per cent. Tier 1 capital was £2,015 million and the Tier 1 ratio 8.7 per cent.

£300 million of Reserve Capital Instruments ("RCIs") were issued by the Issuer in 2000 and 2001. The RCIs are eligible for inclusion in Tier 1 capital up to a maximum of 15 per cent. of total Tier 1 capital, with any surplus being eligible for inclusion in Upper Tier 2 capital.

The Issuer also issued £200 million of Tier One Notes in 2002, the full amount of which is eligible for inclusion in Tier 1 capital.

The Northern Rock Foundation

The establishment of The Northern Rock Foundation (the "Foundation") on conversion to a public limited company was intended to express the Issuer's commitment to its mutual history and to the region from which the business has drawn much of its strength. The Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. It receives 5 per cent. of the annual consolidated profit before tax of the Issuer, paid under deed of covenant. The Foundation has received non-voting and non-dividend-paying Foundation shares which would convert into almost 15 per cent. of the ordinary share capital of the Issuer only in certain circumstances, principally involving a change in control of the Issuer, in which event the deed of covenant would terminate.

CAPITALISATION AND INDEBTEDNESS OF NORTHERN ROCK PLC

The following table sets out, on a consolidated basis, the shareholders' funds and subordinated and unsubordinated liabilities of the Issuer extracted without material adjustment from the financial statements of the Issuer for the year ended 31st December, 2004:—

	As at 31st December, 2004
	(Audited) *£millions*
Shareholders' funds	
Equity shareholders' funds(1):	
Called up share capital(1)	123.9
Share premium account	6.8
Capital redemption reserve	7.3
Profit and loss account	1,403.9
Total shareholders' funds	1,541.9
Tier One Notes(2)	200.0
Reserve capital instruments(3)	300.0
	500.0
Undated subordinated liabilities	
12⅝% Perpetual subordinated notes(4)	19.8
8% Undated subordinated notes(5)	61.5
6.75% Fixed rate step-up undated subordinated notes(6)	200.0
Floating rate undated subordinated notes(7)	69.0
5.6% Undated subordinated notes(8)	396.1
Total undated subordinated liabilities	746.4
Dated subordinated liabilities	
11.734% Subordinated loan due 2016(9)	20.0
Fixed Rate Step-up Subordinated Callable Notes due 2017(10)	250.0
10⅞% Subordinated bonds due 2018	50.0
9⅜% Subordinated bonds due 2021	149.3
Fixed Rate Step-Up Subordinated Callable Notes due 2015(11)	300.00
Total dated subordinated liabilities	769.3
Total Capital Resources	3,557.6
Other Borrowings(12)	
Deposits by banks	1,201.6
Customer accounts	20,342.0
Debt securities in issue	16,781.6
Total Indebtedness	38,325.2
Total Capitalisation and Indebtedness	41,882.8

Notes:

(1) Called up share capital:

	Ordinary Shares of 25p each *Number*	Foundation Shares of 25p each *Number*	Total *Number*	Ordinary Shares of 25p each *£million*	Foundation Shares of 25p each *£million*	Total *£million*
Authorised:						
At 31st December, 2004	614.0m	104.5m	718.5m	153.5	26.1	179.6
Issued and fully paid:						
At 31st December, 2004	421.2m	74.4m	495.6m	105.3	18.6	123.9

(2) The tier one notes have a call option in 2027, which is only exercisable with the consent of The Financial Services Authority.

(3) The reserve capital instruments have a call option in 2015, which is only exercisable with the consent of The Financial Services Authority.

(4) The Permanent Interest Bearing Shares ("PIBS") issued by North of England Building Society were replaced by perpetual subordinated notes of Northern Rock plc on conversion. These notes have a principal amount equal to the principal amount of the PIBS they replaced and carry the same rate of interest as those PIBS.

(5) The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15th June, 2004 and may subsequently be redeemed in the ordinary course of business on coupon dates which fall on 15th March, 15th June, 15th September and 15th December (subject to prior regulatory consent).

(6) The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17th June, 2024 (subject to prior regulatory consent).

(7) The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23rd February, 2011 (subject to prior regulatory consent).

(8) The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30th April, 2014 (subject to prior regulatory consent).

(9) The 11.734 % subordinated loan due 2016 is repayable in five equal annual instalments from 2012 to 2016.

(10) The fixed rate step-up subordinated callable notes due 2017 are not redeemable in the ordinary course of business before 28th February, 2012 (subject to prior regulatory consent).

(11) The fixed rate step-up subordinated callable notes due 2015 are not redeemable in the ordinary course of business before 13th January, 2010 (subject to prior regulatory consent).

(12) As indicated in the Capitalisation and Indebtedness table above, as at 31st December, 2004, the Issuer had other borrowings of £38,325.2 million (including deposits by banks of £1,201.6 million and debt securities of £16,781.6 million). Save for £500 million of the Issuer's debt securities in issue which are unguaranteed but secured on advances to customers and certain other assets of the Issuer, none of the borrowings are secured or guaranteed.

The Issuer established a €10,000,000,000 Global Covered Bond Programme (the "Global Covered Bond Programme") on 30th April, 2004 which is unconditionally and irrevocably guaranteed as to payments of interest and principal by Northern Rock Covered Bond LLP (the "LLP"). The obligations of the LLP under such guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets. In 2004, the Issuer issued the Series 1 €2,000,000,000 3.50% Covered Bonds due 2009 pursuant to the Global Covered Bond Programme. This issue (£1,340.8 million equivalent) is included within debt securities in issue.

Since 31st December, 2004, the Issuer has issued the following debt (unsecured and unguaranteed) under its US$15,000,000,000 Euro Medium Term Note Programme:

£25,000,000 Floating Rate Notes due January 2010;
US$32,000,000 Fixed Rate Notes due May 2007;
€100,000,000 Floating Rate Notes due July 2006;
€20,000,000 Fixed Rate Notes due April 2007;
£450,000 Floating Rate Notes due February 2011;
US$7,598,000 Floating Rate Notes due February 2010;
£3,600,000 Floating Rate Notes due May 2011;
€2,200,000 Floating Rate Notes due February 2012;
£625,000 Floating Rate Notes due February 2006;
US$30,000,000 Fixed Rate Notes due February 2008;
US$20,000,000 Fixed Rate Notes due February 2008;
£60,000,000 Floating Rate Notes due March 2007;
£9,230,000 Floating Rate Notes due September 2010;
€20,000,000 Floating Rate Notes due March 2015;
£2,000,000 Floating Rate Notes due September 2007;
€60,000,000 Floating Rate Notes due May 2012;
€100,000,000 Floating Rate Notes due January 2015;
€25,000,000 Fixed Rate Notes due April 2012;
CAN$20,000,000 Floating Rate Notes due April 2008;
CAN$20,000,000 Floating Rate Notes due May 2007; and
£275,000 Floating Rate Notes due April 2011.

Since 31st December, 2004, the Issuer has issued the following debt (unsecured and unguaranteed) under its US$10,000,000,000 US Medium Term Note Programme:

US$1,750,000,000 Extendible Quarterly Securities

Since 31st December, 2004, the Issuer has issued the following covered bonds under its €10,000,000,000 Global Covered Bond Programme:

Series 2 €1,500,000,000 3.625% Covered Bonds due 2015.

(13) As at 31st December 2004, the Issuer had no material contingent liabilities or guarantees.

(14) Except as disclosed above, there has been no material change in the capitalisation and indebtedness of the Issuer since 31st December, 2004.

BOARD OF DIRECTORS

The Directors of the Issuer as of 27th April, 2005 are:

Name (and date of birth)	Date of appointment	Business occupation	Principal external directorships
Directors			
Dr. Matthew White Ridley (7th February, 1958) Chairman	13th November, 1996	Company Director	Northern Investors Company PLC Northern 2 VCT Plc PA Holdings Limited
Adam John Applegarth (3rd August, 1962) Chief Executive	30th October, 1996	Chief Executive	Persimmon PLC
David Frank Baker (2nd May, 1953) Chief Operating Officer	30th October, 1996	Chief Operating Officer	Newcastle Employment Bond Limited
Robert Frederick Bennett (30th May, 1947) Group Finance Director	13th November, 1996	Group Finance Director	Greggs plc
Keith McCallum Currie (18th July, 1956) Executive Director	5th January, 2005	Company Director	Granite Mortgages
Andy Menze Kuipers (24th December, 1957) Executive Director	5th January, 2005	Company Director	None
Adam Fenwick (20th October, 1960) Non-Executive Director	12th November, 2003	Company Director	Fenwick Limited Kingston Town Centre Management Limited John Swire and Sons Limited
Sir Ian Gibson (1st February, 1947) Non-Executive Director	10th September, 2002	Company Director	BPB plc GKN plc Chelys Limited
Nichola Pease (3rd April, 1961) Non-Executive Director	10th February, 1999	Company Director	JO Hambro Capital Management Limited Grainger Trust plc
Michael James Queen (27th September, 1961) Non-Executive Director	5th January, 2005	Company Director	3i Group plc Ship Mortgage Finance Company plc British Venture Capital Association
Rosemary Anne Radcliffe (9th October, 1944) Non-Executive Director	5th January, 2005 (with effect from 1st March, 2005)	Company Director	NIAL Holdings plc Newcastle International Airport European Business Forum
Sir George Russell (25th October, 1935) Senior Independent Director	13th November, 1996	Company Director	ITV plc
Derek Wanless (29th September, 1947) Non-Executive Director	1st March, 2000	Company Director	NESTA Enterprises Limited Northumbria Water Group plc

The business address of the directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

TAXATION

United Kingdom Taxation

The following is a summary of the Issuer's understanding of current law and practice in the United Kingdom relating to withholding or a deduction of tax from interest payable on the Notes. The comments do not deal with other United Kingdom tax implications of acquiring, holding or disposing of the Notes. The comments relate only to the position of persons who are absolute beneficial owners of the Notes and prospective Noteholders should be aware that the particular terms of issue of any series of Notes as specified in the relevant pricing supplement may affect the tax treatment of that and other series of Notes. The following is a general guide and should be treated with appropriate caution. Noteholders who are in any doubt as to their tax position should consult their professional advisers.

1. Provided the Issuer continues to be a bank within the meaning of section 840A of the Income and Corporation Taxes Act 1988 (the "Tax Act") for the purposes of section 349 of the Tax Act and provided that the interest on the Notes is paid in the ordinary course of its business within the meaning of section 349 of the Tax Act, it is entitled to make payments of interest without withholding or deduction for or on account of United Kingdom income tax. In accordance with the published practice of the United Kingdom Inland Revenue, such payments will be accepted as being made by the Issuer in the ordinary course of its business unless either:

(i) the borrowing in question conforms to any of the definitions of tier 1, 2 or 3 capital adopted by the Financial Services Authority whether or not it actually counts towards tier 1, 2 or 3 capital for regulatory purposes; or

(ii) the characteristics of the transaction giving rise to the interest are primarily attributable to an intention to avoid United Kingdom tax.

2. Where interest is payable on Notes which have a maturity of less than one year (and which are not issued under arrangements the effect of which is to render such Notes part of a borrowing with a total term of a year or more), the interest will not be "yearly interest" for the purposes of the Tax Act and accordingly payments of interest on such Notes may be made without withholding or deduction for or on account of United Kingdom income tax.

3. There is no requirement to withhold or deduct amounts for or on account of United Kingdom income tax from payments of interest made in respect of "quoted Eurobonds". Notes which carry a right to interest will constitute "quoted Eurobonds" provided they are and continue to be listed on a "recognised stock exchange", as defined in section 841 of the Tax Act..The London Stock Exchange is a recognised stock exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that any Notes remain so listed, interest on such Notes will be payable without withholding or deduction on account of United Kingdom tax whether or not the Issuer carries on a banking business in the United Kingdom and whether or not the interest is paid in the ordinary course of its business.

4. In other cases, an amount will generally be required to be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty. Where interest has been paid under deduction of United Kingdom income tax, Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

5. Noteholders may wish to note that in certain circumstances the Inland Revenue has power to obtain information (including the name and address of the payee or, in certain cases, the beneficial owner of the interest) from any person in the United Kingdom (including the Issuer) who either pays interest to or receives interest for the benefit of a Noteholder, or who, either pays amounts payable on the redemption of Notes which are relevant discounted securities for the purposes of the Finance Act 1996 (now deeply discounted securities for the purposes of the Income Tax (Trading and Other Income) Act 2005) to, or

receives such amounts for the benefit of, a Noteholder who is an individual, although Inland Revenue Published Practice indicates that the Inland Revenue will not exercise its power to require this information where such amounts are paid on or before 5th April, 2006. Information so obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions. The references to "interest" above mean "interest" as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of "interest" or "principal" which may be created by the terms and conditions of the Notes or any related documentation.

EU Savings Directive

On 3rd June, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income. Under the Directive Member States will (if equivalent measures have been introduced by certain non-EU countries) be required, from 1st July, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

SUBSCRIPTION AND SALE

The Dealers have in an amended and restated Programme Agreement dated 9th May, 2003 (the "Programme Agreement"), which term shall include any further amendment, supplement or restatement from time to time agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement for any particular purchase by a Dealer will extend to those matters stated under "Terms and Conditions of the Notes" and "Form of the Notes" above. The Issuer may pay the Dealers commissions from time to time in connection with the sale of any Notes. In the Programme Agreement the Issuer has agreed to reimburse and indemnify the Dealers for certain of their expenses and liabilities in connection with the establishment of the Programme and the issue of the Notes. The Dealers are entitled to be released and discharged from their obligations in relation to any agreement to issue and purchase Notes under the Programme Agreement in certain circumstances prior to payment to the Issuer.

(a) United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver any Notes (i) as part of their distribution at any time and (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issue of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer or Dealers may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

(b) United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the FSMA except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public

in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(ii) it has only communicated or caused to be communicated and will only communicate or caused to be communicated any invitation or inducement to engage an investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

(c) Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

(d) Germany

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that Notes have not been and will not be offered, sold or publicly promoted or advertised by it in Germany other than in compliance with the German Securities Selling Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) of 13th December, 1990, as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities.

(e) France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that, in connection with their initial distribution, it has not offered or sold, and will not offer or sell, directly or indirectly, Notes to the public in the Republic of France, and that it has not distributed, or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Offering Circular or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall be made in the Republic of France only to qualified investors (*investisseurs qualifiés*) acting for their own account, as defined in, and in accordance with, Articles L.411-1 and L.411-2 of *the Code Monétaire et Financier* and *décret* no. 98-880 dated 1st October, 1998.

(f) The Netherlands

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes with a denomination of less than €50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or an exception to the prohibition contained in article 3 of the Dutch Securities Transactions Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*) is applicable and the conditions attached to such exemption or exception are complied with.

(g) General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree to comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any other Dealer shall have responsibility therefor. Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer(s) will comply with any other additional restrictions as the Issuer and the relevant Dealer(s) shall agree as a term of issue and purchase as indicated in the relevant Pricing Supplement.

GENERAL INFORMATION

1. Upon admission of Notes to the Official List, the listing of such Notes will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities will be admitted separately as and when issued, subject only to the issue of a temporary global Note initially representing the Notes of such Tranche. The listing of the Programme in respect of such Notes is expected to be granted on or around 12th May, 2005.

2. The Programme was authorised by a resolution of the Board of Directors of the Issuer passed on 24th March, 1998. The increase in the aggregate nominal amount of Notes which may be outstanding under the Programme to U.S.$15,000,000,000 was authorised by a resolution of the Board of Directors of the Issuer passed on 25th November, 2003.

3. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate common code and ISIN allocated by Euroclear and Clearstream, Luxembourg in respect of each Tranche of Notes will be contained in the relevant Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the relevant Pricing Supplement.

4. The consolidated accounts of the Company for the years ended 31st December, 2002, 31st December, 2003 and 31st December, 2004 have been audited, without qualification, in accordance with Auditing Standards issued by the Auditing Standards Board, by PricewaterhouseCoopers LLP, chartered accountants and registered auditors of 89 Sandyford Road, Newcastle upon Tyne NE99 1PL.

5. There has been no significant change in the financial or trading position of the Group as a whole since 31st December, 2004 and there has been no material adverse change in the financial position or prospects of the Group as a whole since that date.

6. Neither the Issuer nor its consolidated subsidiaries are, nor have been, involved in any legal or arbitration proceedings which may have, or have had during the 12 months prior to the date hereof, a significant effect on the financial position of the Group taken as a whole, nor, so far as the Issuer is aware, are any such proceedings pending or threatened.

7. Throughout the duration of the Programme and from the date hereof, copies of the following documents will, when published, be available for inspection at the registered office of the Issuer and from the specified office in London of the Agent:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the consolidated audited annual accounts of the Issuer and its subsidiaries for each of the years ended 31st December, 2002, 2003 and 2004;

(iii) the most recently available consolidated audited annual accounts of the Issuer and its subsidiaries;

(iv) the Programme Agreement, the Trust Deed (which contains the forms of the temporary and permanent global Notes, the definitive Notes, the Receipts, the Talons and the Coupons) and the Agency Agreement and all amendments and supplements thereto and restatements thereof;

(v) this Offering Circular;

(vi) any future offering circulars, prospectuses, supplementary listing particulars, information memoranda and supplements (including Pricing Supplements save that a Pricing Supplement relating to an unlisted Note will be available for inspection only by the relevant Dealer or Dealers specified in such Pricing Supplement or, upon proof satisfactory to the Agent as to identity, the holder of any Note to which such Pricing Supplement relates) to this Offering Circular and the documents incorporated herein and therein by reference; and

(vii) the subscription agreement, if any, relating to each issue of Notes listed on a stock exchange or any relevant authority.

8. The Trust Deed provides that the Trustee may rely on reports or other information from professional advisers or other experts in accordance with the provisions of the Trust Deed, whether or not any such report or other information, or engagement letter or other document entered into by the Trustee and the relevant person in connection therewith, contains any monetary or other limit on the liability of the relevant person.

REGISTERED OFFICE OF THE ISSUER
Northern Rock House
Gosforth
Newcastle upon Tyne NE3 4PL

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
Level 3
8 Canada Square
London E14 5HQ

Lehman Brothers International (Europe)
25 Bank Street
Canary Wharf
London E14 5LE

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

ISSUING AND PRINCIPAL PAYING AGENT AND AGENT BANK

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

LEGAL ADVISERS

to the Issuer

Allen & Overy LLP
One New Change
London EC4M 9QQ

to the Dealers and the Trustee

Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

northern rock

Perivan Financial Print 205396

RECEIVED
2006 SEP 21 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AMENDMENT TO MEMORANDUM & ARTICLES

(Amended by Special Resolution passed on
26 April, 2005)

NORTHERN ROCK PLC

ARTICLES OF ASSOCIATION

FRESHFIELDS BRUCKHAUS DERINGER

ARTICLES OF ASSOCIATION

of

Northern Rock plc

PRELIMINARY

le A

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985;

address in relation to electronic communications, includes any number or address used for the purposes of electronic communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

board means the directors or any of them acting as the board of directors of the Company;

BSA means the Building Societies Act 1986 as amended by the Building Societies Act 1997 (and, where the context requires, subordinate legislation made thereunder);

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

core business means that part of the business of the Company and its subsidiaries which requires authorisation under the Banking Act 1987;

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share or debenture, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

Foundation means The Northern Rock Foundation, a private company limited by guarantee incorporated in England and Wales with registered number 3416658;

FSA means the Financial Services Authority;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

Junior Obligations means in respect of any Relevant Series:

(a) the ordinary shares of the Company;

(b) any other series of Preference Shares issued by the Company ranking junior as to dividends with the Relevant Series; or

(c) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks junior as to payments with the Relevant Series; or

(d) any other instrument issued by the Company ranking junior as to dividends with the Relevant Series.

London Stock Exchange means the London Stock Exchange plc;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

paid means paid or credited as paid;

Parity Obligations means in respect of any Relevant Series:

(a) any other series of Preference Shares issued by the Company ranking pari passu as to dividends with the Relevant Series; or

(b) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks pari passu as to payments with the Relevant Series; or

(c) any other instrument issued by the Company ranking pari passu as to dividends with the Relevant Series.

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

Society means Northern Rock Building Society;

Transfer Agreement means the agreement required by section 97(4)(b) of the BSA pursuant to which the business of the Society is vested in the Company;

Transfer Document means the document dated 17 February 1997 circulated to members of the Society prior to Vesting, including details of the arrangements for the vesting of the business of the Society in the Company;

uncertificated share means (subject to Regulation 42(ii)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

United Kingdom means Great Britain and Northern Ireland; and

Agreement as the vesting date for the purpose of section 97(6) of the BSA.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

References to a notice or other document being ***sent*** to or by a person include references to such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to, or served on, that person by any method authorised or contemplated by these Articles, and ***sending*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, and save in the case of references to the BSA unless otherwise expressly provided, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Where, in relation to a share, these Articles refer to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time.

PROTECTIVE PROVISIONS

Special quorum and special resolution

4. Notwithstanding any provision in these Articles to the contrary (including, without limitation, the provision relating to the quorum at general meetings), a resolution relating to any of the following matters shall only be effective if it is approved as a special resolution passed at a general meeting of the Company at which the quorum shall be 5 per cent. of the total number of members eligible to vote at a general meeting of the Company present in person or by proxy:

(a) a proposal for the voluntary winding up or dissolution of the Company; or

(b) the amendment, removal or alteration of the effect of this Article; or

(c) a proposal (howsoever described) for the disposal, either in a single transaction or a series of transactions (whether related or not and whether by way of sale, transfer, lease or otherwise), of all or any substantial part of the core business of the Company except for a disposal to a holding company of the Company (as defined in section 736 of the Act) the articles of association of which contain the same restrictions as are contained in this Article and Articles 5 and 6.

This Article shall remain in force until the expiry of the protective period notwithstanding anything to the contrary in these Articles, after which this Article shall be deemed to be of no effect. The validity of anything done under this Article before that date shall not be affected and any action taken under this Article before that date shall not be open to challenge on any grounds whatsoever.

Limitations on shareholders

5.1 Without prejudice to any further restrictions which may be imposed by any addition to or amendment of these Articles (and subject always to the provisions of

shall not, at any time during the protective period:

(a) offer for sale or invite subscription for any shares in the Company, or allot or agree to allot any such shares with a view to their being offered for sale; or

(b) allot or agree to allot any share in the Company; or

(c) register a transfer of shares in the Company,

if the effect of the offer, the invitation, the allotment or the registration of the transfer would be that more shares than the permitted proportion would be held by any one person (other than the Society), or by any two or more persons who are parties to a concert party agreement which relates to shares in the Company.

5.2 Any provision (including any altered provision) of these Articles which is to any extent inconsistent with this Article or section 101(1) of the BSA (as modified or re-enacted from time to time) shall, to that extent, be void and any allotment or registration of a transfer of shares in contravention of this Article or section 101(1) of the BSA (as modified or re-enacted from time to time) shall be void.

5.3 This Article shall cease to apply:

(a) if a financial institution becomes a subsidiary undertaking of the Company, or the Company or such an undertaking acquires the whole, or substantially the whole, of the business of such an institution; or

(b) if a special resolution to the effect that section 101 of the BSA shall cease to apply to the Company is passed by the requisite majority of the members of the Company; or

(c) if the Bank of England, in accordance with section 101(4)(c) of the BSA, directs by notice to the Company that section 101 of the BSA shall cease to apply to the Company.

5.4 For the purposes of this Article 5:

(a) shares held by a person in a fiduciary capacity shall be treated as not held by him;

(b) shares held by a person as a nominee for another shall be treated as held by the other; and

(c) shares shall be regarded as being held by a person as a nominee for another if any voting rights attaching to them are exercisable only on the instructions or with the consent or concurrence of that other person.

5.5 Any reference in this Article 5 to shares includes a reference to:

and

(b) any certificate or other instrument issued by or on behalf of the Company and conferring a right to acquire shares otherwise than by subscription;

and for the purposes of Article 5.1 any shares to which any such instrument relates shall be deemed to be held by the holder of the instrument.

5.6 In Articles 4 and 5 and, in the case of paragraphs (c) and (d), in Articles 4, 5 and 6 the expressions:

(a) ***concert party agreement***;

(b) ***financial institution***;

(c) ***the permitted proportion***;

(d) ***the protective period***;

(e) ***the requisite majority***; and

(f) ***transfer***,

shall have the same meaning as in the BSA.

No person other than a Permitted Person to hold more than 15 per cent. of votes

6.1 The purpose of this Article is to prevent until the expiry of the protective period any person other than a Permitted Person from retaining an Interest in Relevant Share Capital which carries more than 15 per cent. of the total votes attaching to Relevant Share Capital of all classes taken as a whole and capable of being cast on a poll.

This Article shall remain in force until the expiry of the protective period notwithstanding anything to the contrary in these Articles. Thereafter this Article shall be deemed to be of no effect, the separate register required under Article 6.2 shall no longer be maintained and any notice calling for a Required Disposal and the powers of the board under this Article in respect of a Required Disposal shall cease to have effect. The validity of anything done under this Article before the expiry of the protective period shall not be affected and any action taken under this Article before that date shall not be open to challenge on any grounds whatsoever.

For the purposes of this Article:

Nominee means a person who holds shares in the Company within a relevant system or otherwise pursuant to a written agreement with the Company on behalf of a third party or a number of third parties;

Disclosure Notice means a notice served pursuant to Article 6.6(a);

would be taken into account in deciding whether a notification to the Company would be required under Part VI of the Original Act but shall for all purposes include (the ***Included Interests***):

(i) rights to subscribe for or convert into, or entitlements to acquire rights to subscribe for or convert into, shares which would on issue or conversion (as the case may be) be comprised in the Relevant Share Capital;

(ii) the interests referred to in section 209(1)(a), (b), (c), (d), (e), (f), (g) or (h) of the Original Act (except those of a bare trustee under the laws of England and Wales and of a simple trustee under the laws of Scotland) or mentioned in section 208(4)(b) of the Original Act (but on the basis that the entitlement there referred to could arise under an agreement within the meaning of sections 204(5) and (6) of the Original Act); and

(iii) any deemed voting concert party interest consequent upon a resolution of the board pursuant to Article 6.5,

and ***Interested*** shall be construed accordingly;

Original Act means the Companies Act 1985 as in force at the date of adoption of this Article and notwithstanding any repeal, modification or re-enactment thereof after that date (including, for the avoidance of doubt, any amendment, replacement or repeal by regulations made by the Secretary of State pursuant to section 210A of that Act to the definition of relevant share capital in section 198(2) or to the provisions as to what is taken to be an interest in shares in section 208 or as to what interests are to be disregarded in section 209) other than any amendment by regulations made by the Secretary of State pursuant to section 210A thereof to the percentage giving rise to a notifiable interest in section 199(2);

Permitted Person means:

(a) the chairman of a meeting of the Company or of a meeting of the holders of Relevant Share Capital or of any class thereof when exercising the voting rights conferred on him under Article 6.10; or

(b) a trustee (acting in that capacity) of any employees' share scheme of the Company; or

(c) any person who has an Interest but who, if his Interest were governed by the laws of England and Wales, would in the opinion of the board be regarded as a bare trustee of that Interest to the extent of that Interest; or

(d) a Stock Exchange Nominee; or

(e) a Nominee, but only in relation to the shares which he holds in his capacity as such on behalf of third parties and not on his own account; or

(f) a person in respect of, and to the extent only of, Interests which exist only by virtue of an obligation (contingent or otherwise) to take up Shares or shares which would be comprised in the Relevant Share Capital on issue or the acquisition of Shares pursuant to an underwriting agreement or subscription agreement or other similar agreement in each case approved by the board (provided that where any such person disposes of any Shares at any time after acquiring an Interest by virtue of an obligation (contingent or otherwise) pursuant to such an agreement, it shall be deemed to be a Permitted Person in respect of only that number of Shares or shares in which it was Interested pursuant to such agreement less the number of Shares or shares of which it has so disposed); or

(g) the Foundation; or

(h) until the Vesting Date, the Society;

Relevant Person means any person (whether or not identified) who has, or who appears to the board to have, an Interest in Shares (or shares which would be comprised in the Relevant Share Capital on issue or conversion) which carry (or would on issue or conversion carry) more than 15 per cent. of the total votes attaching to Relevant Share Capital of all classes taken as a whole and capable of being cast on a poll (calculated in accordance with Article 6.3). For the purposes of this Article, where (i) the board resolves, pursuant to Article 6.11, that it has made reasonable enquiries and that it is unable to determine whether or not a person has an Interest in any particular Shares or shares comprised (or which would on issue or conversion be comprised) in Relevant Share Capital, or (ii) there is failure to comply with a Disclosure Notice as required by Article 6.6 and the board resolves (as provided in such Article) that such Shares be deemed to be Relevant Shares, then the Shares concerned shall be deemed to be Relevant Shares and all persons Interested in them to be Relevant Persons;

Relevant Share Capital means the relevant share capital of the Company (as that expression is defined in section 198(2) of the Original Act);

Relevant Shares means all Shares in which a Relevant Person has or appears to the board to have or is deemed to have an Interest; and, for the purposes of this Article, where the Interest in question falls within section (i) of the definition of ***Included Interests***, the rights or entitlements referred to in such section (and not the shares which are the subject of the rights or entitlements referred to therein) shall (until such right is exercised) be deemed to be Relevant Shares;

number of Relevant Shares as will cause a Relevant Person to cease to be a Relevant Person, not being a disposal to another Relevant Person (other than a Permitted Person) or a disposal which constitutes any other person (other than a Permitted Person) a Relevant Person;

Share means any share comprised in Relevant Share Capital; and

Stock Exchange Nominee means a person in respect of whom, by virtue of section 185(4) of the Act, the Company is not required to comply with section 185(1) of the Act.

6.2 The provisions of Part VI of the Original Act shall apply as if such provisions extended to the Included Interests, and accordingly the Company, its members and all persons Interested in Shares (or shares which would on issue or conversion be comprised in Relevant Share Capital) shall have the rights and obligations referred to in Part VI of the Original Act (including in relation to Included Interests therein), but so that Included Interests shall, when disclosed to the Company, be entered in a separate register which shall be kept by the Company for that purpose and the provisions of sections 210(3) to (6) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216 (other than subsection (5)), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act shall not apply in respect of Included Interests.

6.3(a) In calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares which would on issue or conversion be comprised in the Relevant Share Capital) of all classes taken as a whole and capable of being cast on a poll at any meeting, there shall be disregarded any votes which, by virtue of this Article, Article 79 or any court order, are precluded (whether temporarily or not) from being cast on a poll at the meeting.

(b) In calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares which would on issue or conversion be comprised in the Relevant Share Capital) and in calculating (for the purposes of determining whether an Interest is notifiable pursuant to Article 6.4) the notifiable percentage, where some or all of the Interest in question falls within section (i) of the definition of ***Included Interests***, there shall only be taken into account the Relevant Share Capital and the shares to which the Included Interest in question relates as if all those shares were in issue or conversion in full had been effected.

6.4 Notwithstanding any amendment by regulations made by the Secretary of State pursuant to section 210A of the Original Act to the percentage giving rise to a notifiable interest in section 199(2) of the Original Act, if the notifiable percentage referred to in section 199 of the Act shall exceed three per cent., the rights and obligations referred to in this Article and the rights and obligations referred to in

Part VI of the Original Act, except sections 210(3) to (6) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216 (other than subsection (5)), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act, shall apply as though such notifiable percentage were three per cent. and as if such provisions extended to Included Interests. If the notifiable percentage referred to in section 199 of the Act shall be less than three per cent., the rights and obligations referred to in this Article shall apply with the substitution of such lesser notifiable percentage for three per cent. and as if such provisions extended to Included Interests. The rights and obligations created by this Article 6 are in addition to and separate from those arising under Part VI of the Original Act or under the Companies Acts.

6.5(a) Without prejudice to the application of section 204 of the Original Act to the definition of ***Interest*** in Article 6.1, where it appears to the board that:

(i) there is an agreement or arrangement between two or more persons with respect to, or to the exercise of, voting rights attaching to Shares; and

(ii) the agreement or arrangement is likely to result in those rights being exercised to a material extent in the same way or for the same purpose with a view to the persons being the parties to the agreement or arrangement being able materially to influence or to control the policy of the Company or the management of its affairs,

the board may at its absolute discretion resolve that a voting concert party exists and if it so resolves each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of this Article) to be Interested in all the Shares to which the voting rights in question are attached.

(b) In this Article 6.5, references to an arrangement include references to an understanding or mutual expectation, whether formal or informal, and whether or not legally binding.

(c) Where the board resolves that a voting concert party exists pursuant to Article 6.5(a) above, it shall (if it is so able), within 21 days after the date of such resolution, send to each of the persons who is party to such agreement or arrangement notice of the resolution.

6.6(a) The board may by notice in writing require any member, or other person appearing to be Interested or appearing to have been Interested in Shares or in shares which would be comprised in the Relevant Share Capital on conversion or issue, to disclose to the Company in writing such information as the board shall require relating to the ownership of or interests (including, without prejudice to the generality of the foregoing, Interests) in the Shares or shares in question as lies within the knowledge of such member or other person (supported if the board so requires by a statutory declaration and/or by independent evidence) including (without limitation):

section 212 of the Original Act;

(ii) any information which the board shall in its absolute discretion deem necessary or desirable in order to determine whether any Shares or rights to subscribe for, or convert into, Shares are Relevant Shares; and

(iii) any information which the board shall in its absolute discretion deem necessary or desirable in order to determine whether any person is or is deemed to be a Relevant Person or otherwise in relation to the application or potential application of this Article.

(b) The board may give a Disclosure Notice pursuant to Article 6.6(a) at any time and the board may give one or more than one such notice to the same member or other person in respect of the same Shares or shares.

(c) Where the holder of any Shares or rights to subscribe for, or convert into, Shares, or any person appearing to be Interested in such Shares or rights, fails to comply with a Disclosure Notice within 21 days (or such lesser period as the board in its absolute discretion considers appropriate in the circumstances) of service of such Disclosure Notice, the board may (in addition to any other remedy it may have under any provision of these Articles, the Companies Acts or otherwise) resolve that such Shares or rights be deemed to be Relevant Shares and/or that all persons Interested in such Shares or rights be deemed to be Relevant Persons.

6.7 If to the knowledge of the board any person other than a Permitted Person becomes or is deemed to be a Relevant Person, the board shall serve a written notice on the registered holder(s) of the Relevant Shares and on any other person or persons who appears to it to be a Relevant Person in relation to those Shares or the relevant rights or entitlements. Such notice shall set out the restrictions referred to in Article 6.10 and call for a Required Disposal to be made within 21 days (or such lesser period as the board in its absolute discretion considers appropriate in the circumstances) of the service of such notice on the registered holder or other such person. The board may extend the period in which such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to it that there is no Relevant Person in relation to the Shares or rights or entitlements concerned. Upon the giving of such notice, and save for the purpose of a Required Disposal under this Article 6.7 or Article 6.8, no transfer of any of the Relevant Shares may be registered until either such notice is withdrawn or a Required Disposal has been made to the satisfaction of the board and registered.

6.8 If a notice served under Article 6.7 has not been complied with in all respects to the satisfaction of the board and has not been withdrawn, the board shall, so far as it is able, make a Required Disposal and shall, so far as it is able, give written notice of such disposal to those persons on whom such notice was

rights or entitlements disposed of shall be deemed to have irrevocably and unconditionally authorised the board to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the board (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee (with the exception of a Permitted Person) is or would become a Relevant Person) shall be such as the board determines, based upon advice from such bankers, brokers or other persons consulted by the board for the purpose as the board considers appropriate, to be reasonably practicable having regard to all the circumstances including but not limited to the number of Shares or other rights or entitlements to be disposed of and the requirement that the disposal be made without delay; and the board shall not be liable to any person for any of the consequences of reliance on such advice.

6.9 For the purpose of effecting any Required Disposal in the case of certificated shares or other Interests or rights evidenced by a certificate or other document of title (***certificated securities***), the board may authorise any person to transfer the Shares, Interests or rights in question and may enter the name of the transferee in respect of the transferred Shares, Interests or rights in the appropriate register notwithstanding the absence of any share or other relevant certificate being lodged in respect thereof and may issue a new certificate to the transferee and an instrument of transfer executed by such person shall be as effective as if it had been executed by the registered holder of the Shares, Interests or rights and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. In the case of uncertificated shares or other Interests or rights which are permitted to be held or transferred in uncertificated form pursuant to the Regulations, the board may do all acts and things it considers necessary or expedient to effect the transfer of the securities to, or in accordance with, the transferee's directions. The net proceeds of such disposal shall be received by the Company whose receipt shall be a good discharge for the purchase money, and shall be paid (together with interest at such rate as the board considers appropriate and after deduction of any expenses incurred by the board in connection with the sale) to the former registered holder (or, in the case of joint holders, the first named joint holder thereof in the register for the purpose), together with, if appropriate, a new certificate in respect of the balance of any certificated securities to which he is entitled, upon surrender by him or on his behalf of any certificates in respect of the Relevant Shares (or Interests or rights, as the case may be) sold and formerly held by him.

6.10 A registered holder of a Relevant Share on whom a notice has been served under Article 6.7 shall not in respect of such Relevant Share be entitled, until such time as such notice has been withdrawn or the notice has been complied with to the satisfaction of the board, to attend or vote at any general meeting of the Company or meeting of the holders of any class of share capital of the Company and the rights to attend (whether in person or by proxy), to speak and to demand and vote on a poll which would have attached to such Relevant Share had it not been a Relevant Share shall vest in the chairman of any such meeting. The manner in

entirely at his discretion. The board shall inform the chairman of any such meeting as aforesaid of any Share or other right or entitlement becoming or being deemed to be a Relevant Share.

6.11 Without prejudice to the provisions of the Original Act and subject to the provisions of this Article, the board may assume without enquiry that a person is not a Relevant Person unless the information contained in the registers kept by the Company under Article 6.2 appears to the board to indicate to the contrary or the board has reason to believe otherwise, in which circumstances the board shall make reasonable enquiries to discover whether, and the extent to which, any person is Interested in Relevant Shares. If the board resolves that it has made reasonable enquiries and is unable to determine whether or not a person is Interested in any particular Shares (or shares which would on issue or conversion be comprised in Relevant Share Capital) then that person shall be deemed to be a Relevant Person and those particular Shares (or, as the case may be, the relevant rights or entitlements) shall be deemed to be Relevant Shares.

6.12 The board shall not be obliged to serve any notice required under this Article to be served upon any person if it does not know either his identity or his address. The absence of service of such a notice in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this Article shall not prevent the implementation of or invalidate any procedure or act under this Article.

6.13 The provisions of Articles 157 to 162 inclusive shall apply to the service upon a member of any notice required by this Article to be served. Any notice required by this Article to be served upon a person who is not a member or to a person who is a member but whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom for service of notices shall be deemed validly served if it is sent through the post in a pre-paid cover addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which the board believes him to be resident or carrying on business or to his last known address as shown on the register of members. Service shall in such a case be deemed to be effected in accordance with the provisions of Article 161.

6.14 Any resolution or determination of, or decision or exercise of any discretion or power by, the board or any director or by the chairman of any meeting under or pursuant to the provisions of this Article 6 (including, without limitation, as to what constitutes reasonable enquiries or as to the manner, timing and terms of any Required Disposal made by the board under Article 6.8) shall be final and conclusive and any disposal or transfer made, or other things done, by or on behalf of, or on the authority of, the board or any director pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The board shall not be required to give any reasons for any

Article 6.

6.15 The Company shall ensure (and shall, so far as it is able, procure that every other company shall ensure) that any securities which are issued having rights to subscribe for, or convert into, shares which would on issue or conversion (as the case may be) be comprised in Relevant Share Capital shall be so issued on terms that such rights are subject to the provisions of this Article.

SHARE CAPITAL

Share capital

7.1 The share capital of the Company on the adoption of these Articles is £204,625,000 and €25,000,000, divided into 614,000,000 Ordinary Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Ordinary Shares***), 104,469,920 Foundation Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Foundation Shares***), having the rights set out in Article 8 below, and 100,000,000 undesignated sterling preference shares of £0.25 each, and 100,000,000 undesignated euro preference shares of €0.25 euros each (in each case as consolidated or sub-divided from time to time, respectively the ***Sterling Preference Shares***, and the ***Euro Preference Shares*** and together, the ***Preference Shares***), having, subject to the provisions of Articles 7.2 and 7.3 below, the rights set out in Article 8A below.

7.2 The Sterling Preference Shares shall be comprised of two classes of share:

(a) redeemable Sterling Preference Shares (the ***Redeemable Sterling Preference Shares***); and

(b) non-redeemable Sterling Preference Shares (the ***Non-redeemable Sterling Preference Shares***);

In the case of Sterling Preference Shares that are initially created as undesignated Sterling Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Sterling Preference Shares or Non-redeemable Sterling Preference Shares.

7.3 The Euro Preference Shares shall be comprised of two classes of share:

(c) redeemable Euro Preference Shares (the ***Redeemable Euro Preference Shares***); and

(d) non-redeemable Euro Preference Shares (the ***Non-redeemable Euro Preference Shares***);

In the case of Euro Preference Shares that are initially created as undesignated Euro Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Euro Preference Shares or Non-redeemable Euro Preference Shares.

Ownership 8.1 The Foundation Shares may be held only by one or both of the Society and the Foundation and shall not be transferable by the Foundation.

Rights 8.2 The Foundation Shares shall rank pari passu in all respects with the Ordinary Shares save as otherwise provided in these Articles or in the terms of issue of the Foundation Shares.

Right to participate in profits 8.3 Prior to conversion in accordance with Article 8.6, the Foundation Shares shall not, save as set out in Articles 8.4 to 8.25, carry any right to participate in the profits of the Company.

Rights on winding up 8.4 On a return of capital on the winding up of the Company, the Foundation shall be treated for the purposes of any distribution of the assets of the Company as if the Foundation Shares had been converted into Ordinary Shares immediately prior to the date of commencement of the winding up as determined in accordance with section 129 of the Insolvency Act 1986.

Voting rights 8.5 Subject to Article 15.1, prior to conversion in accordance with Article 8.6, the Foundation Shares shall not carry any right to attend or vote at any general meeting of the Company.

Conversion events 8.6.1 Each issued and unissued Foundation Share shall ipso facto be converted into and redesignated as (and references in these Articles to the conversion of the Foundation Shares shall be construed accordingly) one Ordinary Share:

(a) on the date specified by not less than three years' notice in writing given by the Company to the Foundation at any time at least ten years after the Vesting Date; or

(b) if an offer (the ***Offer***) is made to some or all of the ordinary shareholders (other than by way of a Scheme, as defined in Article 8.7) of the Company which is a takeover offer within the meaning of section 428(1) of the Act to acquire the whole or any part of the issued ordinary share capital of the Company and the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Company (prior to the conversion of the Foundation Shares) becomes unconditionally vested in the offeror, on the date such right becomes unconditionally vested in the offeror.

8.6.2 Following a conversion in accordance with Article 8.6.1(b), the Foundation shall be bound to accept the Offer in respect of all of the Ordinary Shares into which the Foundation Shares have been converted, provided that the Offer is expressed to extend to such Ordinary Shares.

to shares resulting from [con]version

receive all dividends and (unless an adjustment shall have been made in respect thereof) other distributions declared, made or paid on the ordinary share capital of the Company in or in respect of the accounting period in which the conversion occurs (and whether or not they have been paid prior to such conversion), not being dividends in respect of any earlier accounting period, and shall rank pari passu in all other respects and form one class with the Ordinary Shares then in issue and fully paid.

Schemes of Arrangement

8.7 The Company shall not, while any Foundation Shares remain outstanding, without the Foundation's prior written consent approve (either by a board resolution or by an ordinary resolution of the members of the Company in general meeting) any scheme of arrangement under the Companies Acts in relation to the Ordinary Shares unless the scheme of arrangement extends to the Foundation Shares on the same terms as apply in relation to the Ordinary Shares, and such that the Foundation will receive no less favourable consideration than it would have received had the Foundation Shares converted into Ordinary Shares immediately prior to the scheme of arrangement becoming effective in accordance with section 425(3) of the Act (a ***Scheme***). The Foundation shall be bound to consent to such a Scheme.

Consolidation or sub-division

8.8 The Company shall not, while any Foundation Shares remain outstanding, effect any alteration in the nominal value of the Ordinary Shares by means of a consolidation or sub-division, unless the Foundation Shares are at the same time consolidated or sub-divided in like manner and to like extent.

Capitalisation issues

8.9 The Company shall not, while any Foundation Shares remain outstanding, make any issue of Ordinary Shares credited as fully paid to the holders of Ordinary Shares in their capacity as such (not being an issue which results from (a) the exercise by a shareholder of an option to take a share or shares in lieu of a cash dividend in accordance with Article 147 or (b) the application of Article 153.2 (in which case the provisions of Article 8.12.2 shall apply)) by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) unless at the same time the Company makes a bonus issue of Foundation Shares to the Foundation in the same proportions as the bonus issue of Ordinary Shares.

Rights issues

8.10.1 The Company shall not, while any Foundation Shares remain outstanding, offer or grant by way of rights to holders of Ordinary Shares (i) any new Ordinary Shares, (ii) any options, rights or warrants to subscribe for or purchase new Ordinary Shares, (iii) any convertible loan stock of the Company or (iv) any convertible loan stock issued by a subsidiary of the Company which carries rights to subscribe or exchange for or convert into Ordinary Shares, unless the Company either (as the board may in its absolute discretion, subject to Article 8.13, determine):

(a) in the case of any such offer or grant, makes a like offer or grant at the same time to the Foundation as if the Foundation Shares had been converted in

accordance with Article 8.6, such that the Foundation has the right to acquire the relevant number of new Ordinary Shares, options, rights or warrants, or the relevant nominal amount of convertible loan stock on the same terms as any holder of Ordinary Shares in the Company; or

(b) in the case of any offer of new Ordinary Shares in the Company or of convertible loan stock for which the final conversion date is less than 12 months from the date of the offer (together, the ***Securities***), increases the number of Foundation Shares in the manner specified in Article 8.19 by:

$$\frac{\mathbf{A} \times \mathbf{C}}{\mathbf{B} + \mathbf{C}} \text{ Foundation Shares}$$

where:

A equals the number of Securities which would have been offered to the Foundation had the Foundation Shares been converted immediately before the record date of that offer;

B equals:

(i) in the case of an offer of Ordinary Shares, the price per Ordinary Share at which the new Ordinary Shares are being offered to the holders of the Ordinary Shares; or

(ii) in the case of an offer of convertible loan stock, the price per unit of loan stock divided by the number of Ordinary Shares into which a unit of loan stock will convert once fully paid; and

C equals the average of the middle market quotations (derived from the Daily Official List of the London Stock Exchange) for:

(i) in the case of an offer of Ordinary Shares, nil paid rights to an Ordinary Share for all dealing days during the Reference Period; or

(ii) in the case of an offer of convertible loan stock, nil paid rights to a unit of loan stock for all dealing days during the Reference Period divided by the number of Ordinary Shares into which a unit of loan stock will convert once fully paid

where ***Reference Period*** means all the dealing days on which such rights are dealt in on the London Stock Exchange.

8.10.2 Any adjustment made in accordance with Article 8.10.1(b) shall become effective, in the case of an offer of Ordinary Shares, on the date on which the new Ordinary Shares are unconditionally allotted or, in the case of an offer of convertible loan stock, on the date on which such loan stock is converted into Ordinary Shares.

make any offer of new Ordinary Shares to holders of Ordinary Shares in their capacity as such, other than by way of rights, unless either (as the board may in its absolute discretion, subject to Article 8.13, determine):

(a) the Company makes a like offer to the Foundation as if the Foundation Shares had been converted in accordance with Article 8.6, such that the Foundation has the right to acquire the relevant number of new Ordinary Shares on the same terms as any holder of Ordinary Shares in the Company; or

(b) the number of Foundation Shares is increased in the manner specified in Article 8.19 with effect from the date on which the new Ordinary Shares are unconditionally allotted by the number of new Foundation Shares which in the opinion of the board is fair and reasonable (taking into account in particular the dilution of the conversion rights then applicable as a result of the issue of the new Ordinary Shares and the price at which the new Ordinary Shares are offered).

...sting Date

8.12.1 The provisions of Article 8.10.1 and Article 8.11 shall not apply on or before the Vesting Date.

Issue of Free Shares after the Vesting Date

8.12.2 The Company shall not, while any Foundation Shares remain outstanding, allot or issue any Ordinary Shares credited as fully paid to any person in accordance with the provisions of Article 153.2 unless the Company at the same time issues to the Foundation:

$$\frac{A}{85} x 15$$ Foundation Shares

where A equals the number of Ordinary Shares allotted and issued in accordance with Article 153.2.

Offer during final 12 months ...otice period

8.13 If the Company makes any offer or grant of a kind contemplated by Articles 8.10 and 8.11 during the period of twelve months before the date specified in the notice given by the Company to the Foundation pursuant to Article 8.6.1(a), only the provisions of Articles 8.10.1(a) and 8.11(a) respectively shall apply, and no increase in the number of Foundation Shares will be made without the prior written consent of the Foundation.

Special dividends

8.14.1 The Company shall not, while any Foundation Shares remain outstanding, make any special dividend to holders of Ordinary Shares in their capacity as such (whether on a reduction of capital or otherwise, and unless and to the extent that Articles 8.10 and 8.11 apply), unless a corresponding distribution of an amount determined to be appropriate by the board is made to the Foundation at the same time as if the Foundation Shares had been converted at the record date for such special dividend.

8.14.2 For the purposes of this Article 8.14, ***special dividend*** shall mean any cash dividend or distribution of any kind which the board reasonably determines is "special" or is not paid or made in the ordinary course. If any cash dividend or other distribution is declared, paid or made which is "special" or is not paid in the ordinary course, but if paid or made in a lesser amount would not be a special dividend, only the excess shall be a special dividend for the purposes of this Article. If any dispute arises as to whether or the extent to which a cash dividend or distribution is "special" or not paid or made in the ordinary course, the matter will be referred to the auditors, acting as experts and not as arbitrators, whose certificate shall be conclusive and binding on all concerned in the absence of any manifest error.

Demergers and other dividends *in specie*

8.15 On any distribution *in specie* prior to the conversion of the Foundation Shares, the Foundation Shares shall carry the right to be treated, for the purposes of such distribution, as if the Foundation Shares had been converted into Ordinary Shares as at the record date or time for the distribution.

Reduction of share capital

8.16.1 The Company shall not, while any Foundation Shares remain outstanding, make a reduction of any of the following (otherwise than by way of a Scheme to which Article 8.7 applies) which involves the repayment to any shareholder of any amount paid up on any of its shares or the diminution of any liability in respect of unpaid share capital:

(a) its share capital; or

(b) its share premium account; or

(c) its capital redemption reserve,

unless the reduction is a permitted reduction as defined in Article 8.16.2 or the Company makes at the same time a proportionate reduction in the amount paid up on the Foundation Shares.

8.16.2 A ***permitted reduction*** (whether or not it involves the repayment to any shareholder of any amount paid up on any of the shares of the Company or the diminution of any liability in respect of unpaid share capital) means a reduction:

(a) of the Company's share capital on conversion or redemption or purchase of any of its shares; or

(b) of the Company's share capital as authorised by section 146(2) of the Act; or

(c) of the Company's share premium account as authorised by sections 130(2) and 160(2) of the Act; or

(d) of the Company's capital redemption reserve as a result of its application in paying up unissued shares in the capital of the Company to be allotted to

the members of the Company as fully paid bonus shares, as ... under section 170(4) of the Act.

variations 8.17 If the board determines that any other event (not being an event specified in Articles 8.7 to 8.16) has occurred which has a dilutive, concentrative or other effect on the Foundation Shares which in the opinion of the board is inappropriate, then following each such event the board may determine to make such adjustments to the number of Foundation Shares in issue as, in the opinion of the board, are appropriate to account for the dilutive, concentrative or other effect of the relevant event and which adjustments shall be conclusive and binding on all concerned in the absence of any manifest error and shall be effective as of the date determined by the board.

rtification d notice of ljustment 8.18 If and whenever any one or more of the events or circumstances specified in Articles 8.7 to 8.17 above shall occur or exist, any adjustment shall be such as shall be determined by the board and notified to the Foundation. In the case of any dispute, the adjustment shall be such as shall be certified by the auditors, acting as experts and not as arbitrators, to be fair and reasonable to take account of the relevant event or circumstances. This determination shall be conclusive and binding on all concerned in the absence of any manifest error.

Issue of additional Foundation Shares 8.19 If, as a result of any of the provisions set out in Articles 8.7 to 8.17, the number of Foundation Shares is to be increased, the Company shall issue, by way of a bonus issue to be paid up out of such reserves as the board may determine, additional Foundation Shares to the Foundation. Fractions of Foundation Shares shall not be allotted, but shall be taken into account in any subsequent adjustment.

Purchase of Foundation Shares 8.20 If, as a result of any of the provisions set out in Articles 8.7 to 8.17 above, the number of Foundation Shares held by the Foundation is to be reduced, the Company shall re-purchase such shares from the Foundation at a price of 1p per Foundation Share, to be paid out of such reserves as the board may determine.

Protective pr ons 8.21 For so long as the provisions of Article 5 (the ***protective provisions***) apply, shares in the Company will not be offered or allotted to the Foundation and the Foundation shall not be invited to subscribe for shares in the Company (whether pursuant to Articles 8.9, 8.10, 8.11, 8.12.2, 8.16, 8.17 and 8.19 or otherwise) if, and to the extent that, such offer or allotment or subscription would give rise to a breach of the protective provisions, but such shares shall be offered or allotted to the Foundation or the Foundation shall be invited to subscribe for the same, as the case may be, as soon as such allotment is possible without breaching the protective provisions unless the Final Date (as determined in accordance with the provisions of the Deed of Covenant to be entered into between the Foundation and the Company on or before the Vesting Date) has passed, in which case no offer, allotment or invitation to subscribe shall be made to the Foundation.

Procedure on conversion 8.22 The directors shall forthwith upon conversion in accordance with Article 8.6 direct that appropriate entries be made in the register and that written notice of such conversion be sent within 14 days after the date of such conversion to the

Foundation. Forthwith upon ... company ... certificate or certificates for the Foundation Shares held by it on the date of conversion the Company shall deliver to the Foundation free of charge a new certificate for the Ordinary Shares to which the Foundation shall then have become entitled. In the meantime transfers will be certified against the register.

Application to list following conversion

8.23 If the Ordinary Shares in issue on the date of conversion are listed on the London Stock Exchange or any other recognised stock exchange the Company shall forthwith on conversion make application and take such other action as may be required to list on such exchange the Ordinary Shares arising on conversion of the Foundation Shares.

No deemed variation of rights

8.24 Neither the passing of a resolution of the Company to disapply the requirements of section 89 of the Act or to authorise the allotment of any class of shares in or other securities of the Company, nor the allotment or issue of any such shares or securities, shall constitute a deemed variation of the rights of the Foundation Shares.

Authorities to make necessary adjustments

8.25 The board shall not take any action which will give rise to an adjustment to the number of Foundation Shares held by the Foundation unless the requisite shareholder authorities to give effect to such adjustment are already in place or are granted simultaneously with such action, and it is otherwise lawful for such adjustment to be effected.

Preference Shares

8A.1 All of the Preference Shares shall rank pari passu inter se to the extent that they are expressed so to rank and shall confer the rights and be subject to the limitations set out in this Article 8A. They shall also confer such further rights (not being inconsistent with the rights set out in this Article 8A) as may be attached by the board to any Series (as defined below) of such shares prior to allotment of such series and in particular (but without prejudice to the generality of the foregoing) the board may, pursuant to the authority given by the passing of the resolution to adopt this Article, consolidate and divide and/or sub-divide any Preference Shares into shares of larger or smaller amount (and so that the provisions of Articles 50 and 51 shall, where relevant, apply to any such consolidation, division or sub-division). Whenever the board has the power under this article to determine any of the rights to be attached to any Series of the Preference Shares, the rights so determined need not be the same as those attached to the Preference Shares which have then been allotted or issued. The Preference Shares, including any class of Preference Shares, may be issued in one or more separate series (each, a ***Series***) and each Series shall be identified in such manner as the board may determine without any such determination or identification requiring any alteration to these Articles. Each of the Preference Shares shall, subject to the terms and conditions of issue as the board may determine prior to the issue of any relevant Series of Preference Shares, confer the following rights as to participation in the profits and assets of the Company, attendance at meetings, voting and, in the case of Redeemable Preference Shares, redemption:

8A.1.1 Income

(a) Preference Shares shall (subject to the further provisions described below) entitle the members holding the same to receive a preferential dividend (hereinafter called the ***Preference Dividend***), payable at such rate or rates (whether fixed or variable) and on such dates (***Preference Dividend Payment Dates***) to be determined by the board before allotment on the amounts from time to time paid up or credited as paid up thereon and on such other terms and conditions as may be determined by the board prior to allotment thereof and in particular (but without prejudice to the foregoing) the board may determine whether the rights of such shares as regards participation in profits are cumulative or non-cumulative. Unless otherwise determined by the directors prior to allotment, any Preference Dividends on Sterling Preference Shares shall be payable in sterling, and any Preference Dividends on Euro Preference Shares shall be payable in euros. Subject to sub-paragraph (f) below, Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend;

(b) Unless otherwise determined by the board prior to allotment thereof, Preference Shares shall rank as regards participation in profits pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in profits and otherwise in priority to any other shares of the Company.

(c) If it shall subsequently appear that any dividend which has been paid to holders of Preference Shares should not have been so paid, then provided the board shall have acted in good faith, the directors shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made.

(d) The following provisions of this paragraph (d) shall apply in relation to any particular Series of Preference Shares (a ***Relevant Series***) if so determined by the board prior to the allotment thereof:

(i) if the board determines prior to the allotment of a Relevant Series that this Article 8.1.1(d)(i) shall apply to that Relevant Series then dividends shall only be payable on the Preference Shares of such series, when, as and if declared by the board, but without prejudice to paragraph (e) below; or

(ii) if the board determines prior to the allotment of a Relevant Series that this Article 8.1.1(d)(ii) shall apply to that Relevant Series then the following provisions shall apply to that Relevant Series:

(A) if, in the opinion of the board, the distributable profits and distributable reserves of the Company are sufficient to cover the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and also the payment in full of all other dividends stated to be payable on such date on any other Series (including any arrears or deficiency of dividend on

to rank pari passu as regards participation in profits, then, subject to sub-paragraph (D) below, the Preference Dividend on all such Series shall be declared and paid in full;

(B) if, on any Preference Dividend Payment Date the distributable profits and distributable reserves of the Company are, in the opinion of the board, sufficient only to enable partial payment of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend on any such other Series that are in cumulative form) ranking pari passu with the Relevant Series as regards participation in profits (together, the ***Participating Shares***), then, subject to sub-paragraph (D) below, the directors shall apply such distributable profits and distributable reserves in paying dividends to the holders of the Participating Shares pro rata to the amount of dividend on the Participating Shares accrued and payable (including any arrears or deficiency of dividend that are in cumulative form) on or before the relevant Preference Dividend Payment Date.

(C) if, on any Preference Dividend Payment Date, the distributable profits and distributable reserves of the Company are, in the opinion of the board, insufficient to enable payment to be made of any of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend that are cumulative in form) ranking pari passu with the Relevant Series as regards participation in profits, then the Company shall not pay the Preference Dividend in respect of either Series;

(D) if, pursuant to the provisions of sub-paragraphs (B) and (C) above, on any occasion a Preference Dividend in respect of a Relevant Series which is not expressed to have a cumulative right as regards participation in profits (or any part thereof) is not paid, the holders of shares of the Relevant Series shall have no claim in respect of such shortfall;

(E) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is expressed to have a cumulative right as regards participation in profits is not paid in full (a ***Preference Dividend***

Shortfall) (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

(I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

(II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any Parity Obligations or Junior Obligations,

until such time as the Preference Dividend Shortfall has been paid or a sum has been set aside for its payment in full.

(F) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is not expressed to have a cumulative right as regards participation in profits is not paid in full (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

(I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

(II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any other Parity Obligations or Junior Obligations,

for such period following the relevant Preference Dividend Payment Date as may be designated by the board prior to issue.

(G) the provisions described in this sub-paragraph shall apply if determined by the board prior to allotment of the Relevant Series and then only where the Preference Dividend

(including any arrears or deficiency of dividend that are in cumulative form) due on any Preference Dividend Payment Date in respect of any Relevant Series is not paid in its entirety pursuant to sub-paragraph (C) (the ***Relevant Dividend***) and the amounts (if any) standing to the credit of the profit and loss account of the Company together with the amount of the reserves of the Company available for the purpose are sufficient to enable the allotments of additional preferences shares referred to in the further provisions of this sub-paragraph to be made in full:

(I) provided that the Company has sufficient authorised but unissued share capital and that the directors are authorised in accordance with section 80 of the Companies Act 1985 to allot the appropriate amount of relevant securities (for which purposes the directors shall, if necessary, call as soon as practicable a general meeting of the Company at which the appropriate resolutions to create such share capital and to obtain such authority are proposed), each holder of shares of the Relevant Series shall, on the date for payment of the Relevant Dividend had such dividend been paid in cash, be allotted such additional nominal amount of preference shares of the same class, denominated in the same currency and carrying identical rights and limitations as the Relevant Series in question, credited as fully paid, as is equal to an amount determined by multiplying the cash amount of the Relevant Dividend (exclusive of any associated tax credit) that would have been payable to him had such dividend been payable in cash by a factor to be determined by the board prior to allotment of the Relevant Series and rounding the resulting sum down to the nearest integral multiple of £1 (in the case of Sterling Preference Shares) and of €1 (in the case of Euro Preference Shares). A holder of Preference Shares receiving an allotment of additional preference shares in accordance with this sub-paragraph shall not be entitled to receive any part of the Relevant Dividend relating to Relevant Series in cash;

(II) subject to the provisos in sub-paragraph (G)(II) above, for the purpose of paying up preference shares to be allotted on any occasion pursuant to this sub-paragraph, the directors shall capitalise out of the sums standing to the credit of the profit and loss account of the Company and/or to the credit of the

Company's reserve accounts (including share premium account) available for the purpose, as the directors may determine, a sum equal to the aggregate nominal amount of the additional preference shares then to be allotted and apply the same in paying up in full the appropriate amount of unissued preference shares of that class or classes in question;

(III) the additional preference shares so allotted shall rank pari passu in all respects with the Relevant Series in respect of which the additional preference shares were so allotted, save only as regards participation in the Relevant Dividend; and

(IV) the board may undertake and do such acts and things as it may consider necessary or expedient for the purpose of giving effect to the provisions described in this sub-paragraph (G).

(e) if, in the opinion of the board, the payment of any Preference Dividend would breach or cause a breach of capital adequacy requirements from time to time applicable to the Company under the UK capital adequacy regime then none of such Preference Dividend shall be declared or paid;

(f) In any calendar year, whether or not any Preference Dividend on any particular Preference Shares has been paid in full and notwithstanding any other provision of these Articles, the board may, if it so resolves, pay (or set aside a sufficient sum for payment of) a special dividend (a ***Special Dividend***) not exceeding (in the case of Sterling Preference Shares) one penny per share or (in the case of Euro Preference Shares) one cent per share on any shares in the capital of the Company in respect of which no dividend has previously been paid in that calendar year. References elsewhere in this article 8A to any dividend payable on any Preference Shares shall not be treated as including a reference to any Special Dividend paid on any particular Preference Shares pursuant to this sub-paragraph (f).

8A.1.2 Capital

(a) On a distribution of assets on a winding-up of the Company or return of capital (other than on a redemption or purchase by the Company of any of its share capital), members holding Preference Shares shall in respect thereof be entitled to receive, out of the surplus assets remaining after payment of the Company's liabilities, an amount equal to the amount paid up or credited as paid up on the Preference Shares together with such premium (if any) as may be determined by the board prior to allotment thereof (and so that the board may determine that such premium is payable only in specified circumstances). Unless otherwise determined by the board prior to allotment, such amount in respect of Sterling Preference

Shares shall be payable in euros.

(b) In addition to the amount repayable on the Preference Shares in accordance with sub-paragraph (a) above there shall be payable a sum equal to the Preference Dividend which would have been payable by the Company in accordance with paragraph (1) above (together, in the case of Preference Shares which are expressed to have a cumulative right as regards participation in profits, with any arrears or deficiency of Preference Dividend), calculated at the annual rate determined by the board before allotment of the Preference Shares in question, in respect of the number of days included in the period commencing with the day following whichever Preference Dividend Payment Date shall most recently have occurred prior to the date of commencement of the winding-up of the Company or return of capital and ending with such date of commencement of winding-up or return of capital, as though such period had been one in relation to which a Preference Dividend would have been payable pursuant to the provisions described in paragraph (1)(a) above and the terms of issue of the Preference Shares in question, but subject always to the provisions described in paragraph (1)(d)(i), (ii) and (iv) above and to the terms on which any particular Preference Shares are issued.

(c) With respect to the amounts payable or repayable under sub-paragraphs (a) and (b) of this paragraph in the event of a winding-up of the Company or return of capital, Preference Shares shall rank pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in surplus assets and otherwise in priority to any other share capital of the Company. Save as may be determined by the board prior to the issue of any particular series of Preference Shares, the holders of Preference Shares shall not be entitled in respect thereof to any further or other right of participation in the assets of the Company upon a winding-up or return of capital.

8A.1.3 Voting

The holders of any series of Preference Shares will only be entitled to receive notice of and to attend any general meeting of the Company:

(1) if the Preference Dividend on the Preference Shares of such series has not, at the date of the notice of the general meeting, been paid in full in respect of such dividend periods as the board may prior to allotment determine, in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote upon any resolution proposed thereat; or

(2) if a resolution is proposed at the general meeting:

(i) for, or in relation to, the winding-up of the Company; or

(ii) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the Preference Shares of such series,

speak and/or vote only upon such resolution; or

(3) in such other circumstances, and upon and subject to such terms, as the board may determine prior to allotment.

On a show of hands every holder of Preference Shares who is entitled to vote and who (being an individual) is present in person or (being a corporation) is present by representative shall have one vote. On a poll each holder of Preference Shares present in person or by proxy and entitled to vote shall have such number of votes in respect of each Preference Share as the board may determine prior to the allotment of such shares.

8A.1.4 Redemption of Redeemable Preference Shares

(a) The Redeemable Sterling Preference Shares and the Redeemable Euro Preference Shares (together, the ***Redeemable Preference Shares***) shall, subject to the provisions of the Companies Acts and to the other provisions of this paragraph (4), be redeemable at the option of the Company in whole or in part on any day by the Company giving to each of the holders of the Redeemable Preference Shares to be redeemed not less than fourteen days' prior notice in writing (a ***Notice of Redemption***) and by the Company complying with the other requirements of this paragraph (4).

(b) In the case of a partial redemption under sub-paragraph (a) of this paragraph (4) of this article 8A, the Company shall for the purposes of ascertaining the particular Redeemable Preference Shares to be redeemed cause a lot to be drawn at the office (or at such other place as the board may determine) in the presence of the auditors.

(c) A Notice of Redemption shall specify the particular Redeemable Preference Shares to be redeemed, the date fixed for redemption (the ***Redemption Date***), the amount payable in respect of each such Redeemable Preference Share on redemption and the place in the United Kingdom at which documents of title in respect of such Redeemable Preference Shares are to be presented and surrendered for redemption and payment of redemption moneys is to be effected. Upon such presentation and surrender and against the receipt of such holder for the redemption moneys payable in respect of such Redeemable Preference Shares, the Company shall pay to such holder the amount due to him in respect of such redemption and shall cancel the documents of title so delivered. No defect in the Notice of Redemption or in the giving thereof shall affect the validity of the redemption procedure.

(d) There shall be paid on each Redeemable Preference Share so redeemed the amount paid up or credited as paid up thereon, together (to the extent permitted by the Companies Acts) with any premium paid on issue.

(e) The provisions of this sub-paragraph (e) and the following sub-paragraphs (f) and (h) shall have effect in relation to Redeemable Preference Shares for the

time being issued and registered in the register of members (Registered Shares) and represented by certificates (***Certificates***) and in relation to Redeemable Preference Shares which, in accordance with Article 9, are for the time being issued and represented by a warrant (***Bearer Shares***). Payment by the Company in respect of the amount due on redemption shall be made, in the case of a Redeemable Sterling Preference Share, by a sterling cheque drawn on a bank in London, and, in the case of a Redeemable Euro Preference Share, by a euro cheque drawn on a bank in England or Frankfurt, or, upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption, by transfer to in the case of a Redeemable Sterling Preference Share, a sterling account maintained by the payee with a bank in London, or in the case of a Redeemable Euro Preference Share, a euro account maintained by the payee with a bank in London or Frankfurt. Such payment will, in the case of a Registered Share, be against presentation and surrender of the relative Certificate at the place or on one of the places specified in the Notice of Redemption and if any Certificate so surrendered includes Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall within fourteen days thereafter issue to the holder, free of charge, a fresh Certificate in respect of such Redeemable Preference Shares. Such payments will, in the case of a Bearer Share, be made against presentation and surrender of the Warrant and all unmatured dividend coupons and talons (if any) at the place or places specified in the Notice of Redemption. Upon the relevant Redemption Date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the Warrant so surrendered represents any Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall issue, free of charge, a fresh Warrant representing such Bearer Shares which are not to be redeemed on such Redemption Date. All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws.

(f) As from the relevant Redemption Date the dividend on the Redeemable Preference Shares due for redemption shall cease to accrue except on any such Redeemable Preference Shares in respect of which, upon the due delivery of the Certificate or, as the case may be, the Warrant and all unmatured dividend coupons and talons (if any) in respect thereof, in accordance with sub-paragraphs (c) and (e) above, payment of the redemption moneys due on such Redemption Date shall be improperly withheld or refused in which case the said dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the date of payment of such redemption moneys. Such Redeemable Preference Shares shall not be treated as having been redeemed until the redemption moneys in question together with the accrued dividend thereon have been paid whereupon such Redeemable Preference Shares shall be treated as having been redeemed.

(g) If the Redemption Date for any Redeemable Preference Share is not, in the case of a Redeemable Sterling Preference Share, a day on which banks in London are open for business and on which foreign exchange dealings may be conducted in

London (a *Sterling Business Day*), or, in the ... Preference Share, a day in which banks in London and Frankfurt are open for business and on which foreign exchange dealings may be conducted in such cities (a ***Euro Business Day***), then payment of the amount payable on redemption will be made on the next succeeding Sterling Business Day or Euro Business Day as the case may be, and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month, whereupon such payment will be made on the preceding Sterling Business Day or Euro Business Day, as the case may be.

(h) The receipt of the holder for the time being of any Registered Share (or, in the case of joint registered holders, the receipt of any one of them) and the receipt of the person delivering any Warrant to the place or one of the places specified pursuant to sub-paragraph (c) above in respect of the monies payable on redemption on such Registered Share or, as the case may be, such Bearer Share, shall constitute an absolute discharge to the Company in respect thereof.

(i) Upon the redemption or purchase of any Redeemable Preference Shares, the directors may (pursuant to the authority given by the passing of the resolution to adopt this article) consolidate and divide and/or sub-divide the authorised, but unissued, Redeemable Preference Share capital existing as a consequence of such redemption or purchase into shares of a larger or smaller amount (and so that the provisions of articles 50 and 51 shall, where relevant, apply to any such consolidation, division or sub-division).

8A.1.5 Further Shares

(a) Save as provided by the terms of issue of any particular Preference Shares, the Company shall not create or issue any further shares ranking as regards participation in the profits and assets of the Company in priority to the Preference Shares.

(b) Any series of Preference Shares or other shares ranking pari passu in some or all respects with the Preference Shares then in issue may (unless otherwise provided by the terms of issue of the Preference Shares then in issue), without their creation or issue being deemed to vary the special rights attached to any Preference Shares then in issue, either carry rights identical in all respects with such Preference Shares or any of them or carry rights differing therefrom in any respect. Unless otherwise provided by the terms of issue, the rights attaching to any Preference Shares shall not be deemed to be varied or abrogated by the purchase, redemption or cancellation by the Company of any of its shares ranking as regards participation in the profits or assets of the Company pari passu with or after such Preference Shares.

SHARE RIGHTS

Shares with special rights

9.1 Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution

determine.

Share warrants to bearer

9.2 The board may issue share warrants to bearer in respect of any fully paid up shares under a seal of the Company, or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on any such warrant may be applied by mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

9.3 The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

9.4 The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Section 80 authority

10.1 The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

10.2 The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 10.1 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with an issue in favour of the holders of relevant shares where the equity securities respectively attributable to the interests of all the holders of relevant shares are

proportionate (as nearly as practicable) to the respective numbers of relevant shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) the allotment (otherwise than pursuant to Article 10.2(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

Allotment after expiry

10.3 Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

10.4 In this Article:

prescribed period means any period for which the authority conferred by Article 10.1 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 10.2 is given by special resolution stating the section 89 amount;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

11. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 12:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

12. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

13. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

14. Except as required by law and except to the extent expressly provided in Articles 150 and 164 in relation to the trustee to whom shares may be issued in accordance with the terms of the transfer of the business of the Society to the Company, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

15.1 Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment or issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

(but not otherwise).

When rights deemed to be varied

15.2 For the purposes of this Article, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

UNCERTIFICATED SHARES

Uncertificated shares

16.1 Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

16.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated shares

16.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or the Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, the Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Members' rights to certificates 17. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or in accordance with Article 138 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates 18. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares 19. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in particular cases) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale 20.1 The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale 20.2 To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an

uncertificated share, the board may exercise any of the Company's powers under Article 16.3 to effect the transfer of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds

20.3 The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated share or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

24. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

25. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

26. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

27. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined by the Act) but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

28. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

29. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

30. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

31. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

32. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

.e of forfeited shares

33. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where, for the purposes of its disposal, a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the shares to that person. Where, for the purposes of its disposal, a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 16.3 to effect the transfer of the share to that person. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

34. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

35. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

36. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

37. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject, if necessary, to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated shares

38. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

39. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers

40.1 The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

40.2 In the case of a transfer of certificated shares by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

41. The board may refuse to register the transfer of an uncertificated share in any circumstances permitted by the London Stock Exchange, the Regulations and the rules and practices of the Operator of the relevant system. Without prejudice to the generality of the foregoing, the directors shall have the right to refuse to register any transfer which would give rise to a breach of the protective provisions set out in Articles 5 and 6.

Notice of refusal to register

42. If the board refuses to register a transfer of a share in certificated form it shall send to the transferee notice of the refusal within two months after the date on which the transfer was lodged with the Company.

Suspension of registration

43. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

44. No fee shall be charged for the registration of any transfer or other document relating to or affecting the title to a share.

Retention of transfers

45. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

46. If a member dies, the survivor, or survivors where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

47.1 A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him

the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to become holder or to have another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

47.2 The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Ri[illegible] of p[illegible] entitled by[illegible]smission

48. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 47, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 148. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

49. Subject to the provisions of Article 8, the Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

50. All shares created by ordinary resolution pursuant to Article 49 shall be:

(a) subject to all the provisions of these Articles including, without limitation, provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

51. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form, the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the buyer's directions. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with, the buyer's directions. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

52. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

53. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par).

GENERAL MEETINGS

Types of general meeting

54. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

55. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons or, in the case of a meeting of the holders of Foundation Shares, one person holding or representing by

at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

56. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting, any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

57.1 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Recipients of notice

57.2 Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice: general

58.1 The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 59.3, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

of the directors or auditors.

Contents of notice: additional requirements

58.2 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 59.3 arrangements

58.3 The notice shall include details of any arrangements made for the purpose of Article 59.3 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

59.1 The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

59.2 If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 59.1, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid. The provisions of Article 65.2 shall apply to any such adjournment.

Other arrangements for viewing/hearing proceedings

59.3 The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise), by attending a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or

not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

59.4 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 59.3 (including, without limitation, the issue of tickets or the imposition of some other means of selection) which it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member who, pursuant to those arrangements, is not entitled to attend in person or by proxy at any particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 59.3. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

59.5 If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable to hold the meeting at the declared place and/or time, it may change the place and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 86.1(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 86.1(b) at any time not less than 48 hours before any new time appointed for holding the meeting.

Meaning of participate

59.6 For the purposes of this Article 59, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts and these Articles to be made available at the meeting.

Accidental omission to send notice

60.1 The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or the Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by these Articles, to any person entitled to receive it, or the non-receipt for

any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

60.2 The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

61. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present

62. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

63. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman nor any deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

64. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournments: chairman's powers

65.1 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the

the chairman's power to adjourn a meeting conferred by Article 59.2), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournments: procedures

65.2 Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion, determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 86 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 86. When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 59.1 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

66. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office, or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

voting

of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members (including proxies) who are present and who have the right to vote at the meeting; or

(c) any member or members (including a proxy or proxies) who are present and who represent not less than one-tenth of the total voting rights of all the members (including proxies) having the right to vote at the meeting; or

(d) any member or members (including a proxy or proxies) who are present and who hold shares (or who have been appointed to represent a member or members in respect of shares) conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

68. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

69. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

'hdrawal of .nand for poll

70. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

71. Subject to Article 72 a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

72. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll

demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

73. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

74. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

VOTES OF MEMBERS

Ri… vote

75. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote. A proxy appointed, in respect of all or part of such shareholding, by a member who holds shares in the Company pursuant to a written agreement with the Company on behalf of a third party or a number of third parties (a ***Nominee Proxy***) shall on a show of hands also have one vote (and, for the avoidance of doubt, any such proxy will, on a show of hands, be entitled to one vote only, even if that proxy is himself a member or is acting as proxy for more than one member). Subject to any rights or restrictions attached to any shares, on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

76. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

M… under in… ity

77. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been deposited at the office, or at another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

78. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either

presently payable by him in respect of that share have been paid.

[Se]ction 212 of the Act, restrictions if in default

79.1 If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, then the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 147;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the instrument of transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

79.2 The Company shall send a copy of the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

79.3 Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Board may cancel restrictions

79.4 The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

79.5 The Company may exercise any of its powers under Article 16.3 in respect of any default share that is held in uncertificated form.

Provisions supplementary to Article 81

80.1 For the purposes of Article 79:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

80.2 Nothing contained in Article 79 limits the power of the Company under section 216 of the Act.

Errors in voting

81. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

voting

meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Supplementary provisions on voting

83. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

84. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles 85 and 86, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

85. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 86 not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

The board may, if it thinks fit, but subject to the provisions of the Act, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. Subject to Article 87.2, a member may appoint more than one proxy to attend on the same occasion, provided that, in any such case, the member must state in the appointment of each such proxy the number of shares in respect of which the appointment of that proxy is made.

Delivery/receipt of proxy appointment

86.1 Without prejudice to Article 59.5(b) or to the second sentence of Article 65.2, the appointment of a proxy shall:

(a) in the case of an appointment contained in an instrument, be delivered personally, by post or facsimile transmission to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) at which the person named in the appointment proposes to vote; or

(c) in the case of an appointment contained in an instrument or of an appointment contained in an electronic communication, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an appointment contained in an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Receipt of authority

86.2 Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified

authority shall be:

(a) delivered personally, by post or facsimile transmission to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 86.1(a) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director together with the proxy appointment to which it relates.

86.3 A proxy appointment which is not delivered or received in accordance with Article 86.1, or in respect of which Article 86.2 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Validity of proxy appointment

87.1 A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll and, in the case of a Nominee Proxy only, to confer the right to speak at a meeting. A proxy who is not a Nominee Proxy shall not, except with the permission of the chairman, have any right to speak at a meeting. The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

87.2 If a member appoints more than one proxy and the proxy appointments purport, in aggregate, to confer on those proxies the authority to vote at a general meeting more shares than are at the relevant time held by that member, each of those proxy appointments shall be invalid and none of the proxies so appointed by that member shall be entitled to attend, speak (if relevant) or vote at that general meeting.

Corporate representatives

88. Any corporation or corporation sole which is a member of the Company (in this Article the ***grantor***) may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under

act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

89. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was received by the Company as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument received by the Company at the office or at such other place within the United Kingdom as may have been specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 86.1(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 86.1(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

Limits on number of directors

90. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

91. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

92. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

93. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

94. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

95. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

96. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

97. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such general meeting, he shall vacate office at its conclusion.

Position of retiring directors

98. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

99. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

100. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

101. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

102. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

103. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

104. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

appointment

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

106. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 101) on receipt of such notice by the Company at, in the case of a notice contained in an instrument, the office or, in the case of a notice contained in an electronic communication, such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

107. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

108. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may pay all expenses incurred in forming and registering the Company and may exercise all the powers of the Company whether relating to the management of the business of the Company or not. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

109. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

Committees of the board

110. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards, etc.

111. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

112. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including the title "director"

113. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

Power to borrow

114. The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

115. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 97; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three-quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by that director and acting in his capacity as such shall constitute a single director for this purpose, so that the signature of either shall be sufficient.

Power of Company to remove director

116. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

117. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

117A. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Article 117 and 118, any such agreement or arrangement may be made on such terms as the board determines.

Additional remuneration for special services

118. Any director who does not hold executive office and who serves on any committee of the board, and by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 117) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

119. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

ppointment to ecutive office

120. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

Termination of appointment to executive office

121. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

oluments to be determined by the board

122. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

123.1 Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body

avoided on the ground of any such interest or benefit.

Notification of interests

123.2 For the purposes of this Article:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

124.1 The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

124.2 Without prejudice to the provisions of Article 166, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 124.2(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

124.3 No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such

Company.

tion 719 of the Act

125. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

126. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him at his last known address or such other address (if any) for the time being notified by him or on his behalf to the Company for that purpose or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be given any earlier than notices given to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

uorum

127. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

128. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairmen

129. The board may appoint one of their number to be the chairman, and up to two of their number to be deputy chairmen, of the board and may at any time remove any of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead any director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor any deputy chairman is willing to preside or none of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

130. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

131. A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be signed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

Meetings by telephone, etc.

132. Without prejudice to the first sentence of Article 126, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

133.1 Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

133.2 For the purposes of this Article, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

133.3 The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

134. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

135. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

136. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

137.1 The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board, and committees of the board, including the names of the directors present at each such meeting.

of minutes

meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings of the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for use of seal

138. The seal shall only be used by the authority of a resolution of the board or of a committee of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. An instrument executed with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company, has the same effect as if executed under the seal. For the purpose of the preceding sentence only, ***secretary*** shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

139. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

140. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

141. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

thentication and certification of copies and extracts

142. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate, and certify as true, copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board whether in physical form or electronic form; and

whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes, or an extract from the minutes, of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

143. Subject to the provisions of the Companies Acts and of these Articles, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

144. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends

145. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

146. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to

limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

147.1 The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 147.2 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

147.2 The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 147.1.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the *average quotation* for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall give notice to the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be lodged in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or

allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 147.2(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each such holder of elected shares as is arrived at on the basis stated in Article 147.2(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

148. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Interest not payable

149. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Payment procedures

150.1 Any dividend or other sum payable by the Company in respect of a share may be paid by crediting any account which the holder, or in the case of joint holders, the holder whose name stands first in the register, has with the Company, whether in the sole name of such holder or the joint names of such holder and another person or persons, unless the Company has received not less than one month's notice in writing from such holder or joint holders directing that payment be made in another manner permitted by this Article. Any such dividend or other sum which has been paid by crediting such an account shall be treated as having been paid upon such account having been credited with the amount of such dividend or other sum. Any such dividend or other sum may also be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be payable to the order of the holder, or in the case of joint holders, to the order of the holder whose name stands first in the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or, if agreed by the Company, such other means and to or through such person as the holder or joint holders may in writing direct, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the Company in respect of the share may be paid as if he was a holder of the share and his address noted in the register was his registered address. In respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, shall be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company.

150.2 Dividends payable in respect of shares transferred by the Society to holders as a consequence of the transfer of the business of the Society to the Company in respect of which satisfactory registration details have not been received by the Company from such holders or any persons entitled by transmission to such shares, and dividends payable in respect of shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, shall be paid into a separate account in the name of the Company and shall not be paid to such holders, or persons entitled by transmission to such shares, unless and until the Company has received such details from them or, in the case of

entitled to such shares under the terms of the trust. Pending the receipt of satisfactory registration details as aforesaid, each dividend paid into such separate account in the name of the Company shall be treated as unclaimed and unsatisfied for the purposes of these Articles. No trust shall be created in relation to the amount from time to time standing to the credit of this account and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned therefrom, which may be employed in the business of the Company or as it thinks fit.

Forfeiture of unclaimed dividends

151. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the Company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

Cessation of payment of dividends

152. The Company may cease to send any cheque or warrant through the post or employ any other means of payment for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if either (a) in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed, or (b) following one such occasion reasonable enquiries have failed to establish any new address of the registered holder. Subject to the provisions of these Articles, the Company may recommence sending cheques or warrants or employing such means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement by notice to the Company and provides such new or corrected information as the Company shall reasonably require.

CAPITALISATION OF PROFITS AND RESERVES

General power to capitalise

153.1 Subject to the provisions of Article 8 and without prejudice to the authority contained in Article 8.19, the board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article 153.1, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or

in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as the board thinks fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

Vesting claims

153.2 Subject to the provisions of Article 8 and without prejudice to the authority contained in Article 8.19, and notwithstanding the provisions of Article 153.1 (which shall not apply to any capitalisation pursuant to this Article 153.2), and subject to compliance with Article 8.12.2, the board may:

(a) subject to Article 10.1, allot and issue Ordinary Shares credited as fully paid at any time in order to satisfy a claim for shares by a person whom the board considers to be entitled thereto under the terms of the Transfer Agreement or, if that person has died, to such person to whom the board considers the right to such shares has been transmitted by operation of law; and

undistributed profits of the Company (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any, and apply that sum in paying up in full the requisite number of unissued Ordinary Shares of a nominal amount equal thereto.

RECORD DATES

Record dates for dividends, etc.

154. Notwithstanding any other provision of these Articles, the Company or the board may fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTS

Rights to inspect records

155. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

156.1 Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

156.2 Subject to the Companies Acts, the requirements of Article 156.1 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing; use of electronic communications

157. Any notice to be sent or given to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communication to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

sending notice

Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope and addressed to his registered address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communication to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 158.2; or

(f) by any other method approved by the board.

bsite lications by ompany

158.2 Subject to the Companies Acts, the Company may send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for this purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout the publication period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

In this Article 158.2, ***publication period*** means:

(i) in the case of a notice of an adjourned meeting pursuant to Article 65.2, a period of not less than seven clear days before the date of the adjourned

meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(ii) in the case of a notice of a poll pursuant to Article 73, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(iii) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

Methods of member etc. sending notice

158.3 Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communication to such address (if any) for the time being notified by or on behalf of the Company for that purpose and referring to this Article 158.3.

Notice to joint holders

158.4 In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes to have been sent to all the joint holders.

Registered address outside UK

158.5 A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent to him using electronic communication shall (provided that, in the case of electronic communication, the Company so agrees) be entitled to have notices or other documents sent to him at that address, but otherwise:

(a) no such members shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such members shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

158.6 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company

purposes for which it was called.

[Te]rms and conditions for electronic communications

158.7 The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice includes website notification

158.8 In this Article (except for Article 158.2) and in Articles 159, 160, 161 and 162, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice to persons entitled by transmission

159. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner authorised or contemplated by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any similar description at the address, if any, in the United Kingdom supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

160. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 79.1 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed given by post

161. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice or other document sent by post shall be deemed to be given to the member on the day following that on which the envelope containing it was posted. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was given.

When notices etc. deemed given by electronic communication

162. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed given to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed given by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason

other document by post to the member.

N[illegible]during disruption of postal services

163. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of such general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been served on all persons who are entitled to have notice of meetings sent to them at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of C[illegible]y to d[illegible] documents

164.1 The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

164.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 164.1 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 164.1 was a valid and effective instrument duly and properly registered;

valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 164.1 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 164.1 or in any other circumstances which would not attach to the Company in the absence of this Article; and

(g) any reference in this Article 164 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares

165.1 The Company may sell any shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares if:

(a) the shares have been in issue throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period; and

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relative cheque or warrant or been satisfied by the crediting of any account which the holder of such shares has with the Company, whether in the sole name of such holder or jointly with another person or persons at any time during the relevant period; and

(c) the Company has not at any time during the relevant period received:

(i) in the case of holders of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company, satisfactory registration details from the holder of, or person entitled by transmission to, the shares or, in the case of such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust; or

(ii) in the case of holders of shares to whom sub-paragraph (i) above does not apply, so far as the Company at the end of the relevant

person entitled by transmission to, the shares; and

(d) the Company has caused advertisements giving notice of its intention to sell the shares to be published (i) (in the case of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company other than shares in respect of which satisfactory registration details have been received by the Company) in two daily newspapers with a national circulation, and (ii) (in any other case) one in a daily newspaper with a national circulation and another in a newspaper circulating in the area of the address shown in the register of the holder of, or person entitled by transmission to, the shares, and (in either such case) a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates; and

(e) the Company has given notice to the London Stock Exchange of its intention to make the sale,

and any shares which are proposed to be sold under this Article may be selected by the Company at its discretion and any advertisements published by the Company need not refer to the individual names of the holders or individually identify the shares in question.

For the purposes of this Article:

the qualifying period means the period of twelve years immediately preceding the date of publication of the relevant advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates except that, in relation to shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company (other than shares in respect of which satisfactory registration details have been received by the Company), such phrase shall have the foregoing meaning but with the substitution of the period of three years for that of twelve years; and

the relevant period means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (e) above have been satisfied.

For the purpose of (i) sub-paragraph (c)(i) above, a statutory declaration that the declarant is a director of the Company or the secretary and that the Company had not, at any time during the relevant period, received satisfactory registration details in respect of the shares from the holder of, or person entitled by transmission to, the shares or, in the case of any such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust, shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares, and (ii) sub-paragraph (c)(ii) above, a statutory declaration that the declarant is a director of the Company or the secretary and that

during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the Company has become entitled to sell the shares pursuant to this Article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the Company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (e) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (e) above have been satisfied in regard to the further shares, the Company may also sell the further shares.

165.2 The manner, timing and terms of any sale of shares pursuant to Article 165.1 (including but not limited to the price or prices at which the same is made) shall be such as the board determines (and may, without limitation, include a term that the price is payable in instalments), based upon advice from such bankers, brokers or other persons as the board considers appropriate which are consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay; and the board shall not be liable to any person for any of the consequences of reliance on such advice. Provided that a sale is made in accordance with this Article, the validity of the sale shall not, for any purpose, be affected by the fact that the method of sale may confer a benefit on the Company or any of its subsidiary undertakings.

Transfer on sale

165.3 To give effect to any sale of shares pursuant to Article 165.1 the board may:

(a) when the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) when the shares are held in uncertificated form, exercise any of the Company's powers under Article 16.3 to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

An instrument of transfer executed by that person in accordance with paragraph (a) above shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with paragraph (b) above shall be as effective as if exercised by the registered holder of, or person entitled by transmission to, the shares.. The transferee shall not be bound to see to the application of the purchase moneys nor

proceedings relating to the sale.

Proceeds of sale

165.4 The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted (the debt being payable not earlier than the date or dates on which the proceeds of sale are received by the Company) to the former holder of, or person entitled by transmission to, the shares or, in the case of shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, to the person entitled to such shares under the terms of the trust for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. For the purposes of calculating the ***net proceeds***, the Company shall be entitled (i) to deduct any costs or expenses incurred by it in connection with the sale and to charge for any services (including, without limitation, the provisions of any guarantee, indemnity, other assurance or support) provided by the Company or any of its subsidiary undertakings in connection with the sale; (ii) to make provision for any taxation which may arise in relation to the sale; and (iii) to deduct any other amounts to which the trustee referred to above may be entitled or for which it may be required to account under the terms of the trust.

WINDING UP

Liquidator may distribute in specie

166.1 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

166.2 The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

Indemnity to Directors and Officers

167. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in:

(a) defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted; or

(b) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS 2006 (JANUARY TO AUGUST)

Regulatory Announcement		Date Distributed/ Filed/Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding	26 January 06 26 January 06 17 February 06 8 March 06 3 April 06 5 April 06 20 April 06 2 May 06 4 August 06 8 August 06 8 August 06 15 August 06	ASAP but no later than the close of the business day following receipt of information by Northern Rock	DR 3.1.4
2.	Holding(s) in Company	4 January 06 3 March 06 9 June 06 22 June 06 26 June 06 28 June 06 29 June 06 28 July 06 1 August 06 8 August 06	ASAP but no later than the close of the business day following receipt of information by Northern Rock	LR 9.6.7
3.	Notice of AGM and Ancillary Documents	10 March 06	ASAP once issued	LR 9.6.3
4.	2005 Annual Report & Accounts	13 March 06	ASAP and within 6 months of end of financial period to which they relate	LR 9.8.1
5.	Preliminary Results for Year Ended 31 December 2005	25 January 06	ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	LR 9.7.2
6.	Interim Results for the 6 Months Ended 30 June 2006	26 July 06	ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	LR 9.9.4
7.	Notice of and Trading Statements	29 March 06 3 April 06	N/A	N/A
8.	Results of AGM Resolutions Voting	25 April 06	ASAP after AGM	LR 9.6.18
9.	**Miscellaneous** First RMBS Issue 2006	25 January 06	N/A	N/A

10.	**Issue of Debt** Notification of Issue of Preference Shares Completion of Issue of Preference Shares	12 June 06 29 June 06	ASAP	LR 9.6.4
11.	Notice of Early Redemption	18 August 06	ASAP but no later than 7.30am on the business day following receipt of information by Northern Rock	LR 12.5.2
12.	Annual Information Update	6 April 06	20 working days after the publication of the annual financial statements	PR 5.2
13.	**Notification of Stabilisation** Pre-Stabilisation Notice Covered Bond Post-Stabilisation Notice Covered Bond	22 March 06 3 April 06	Before the opening of the offer period of the relevant securities	Commission Regulation (EC) No. 2273/2003 and MAR 2.3.5
14.	Publication of Final Terms	8 February 06 8 February 06 23 March 06 3 April 06 4 April 06 4 April 06 2 May 06 18 May 06 19 May 06 22 June 06 19 July 06 31 July 06 17 August 06	As soon as practical	PR 2.2.9
15.	**Publication of Prospectus/Offering Circular** U.S.$ 15,000,000,000 Euro Medium Term Note Programme €10,000,000,000 Covered Bond Programme Preference Shares U.S.$20,000,000,000 US MTN (144A) Program	 3 February 06 20 June 06 4 August 06 3 February 06 4 August 06 29 June 06 Filed with the Luxembourg Stock Exchange on 18 July 06 but not with the United Kingdom Listing Authority or otherwise in England and Wales	As soon as practical	PR 3.2.2 PR 3.4

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"MAR" means the market conduct rules made by the FSA as competent authority under Part VIII of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

Annual Report and Accounts 2004


northern
rock

CONTENTS



MISSION STATEMENT

Northern Rock is a specialised lending and savings bank which aims to deliver superior value to customers and shareholders through excellent products, efficiency and growth.

COMPANY STRATEGY

Northern Rock is a specialised lender providing funds for residential mortgages, secured commercial lending and personal finance. We obtain funds from both on-shore and off-shore personal savings, wholesale money markets and from the securitisation of mortgage assets.

The Northern Rock strategy encompasses efficiency, growth and value for both customers and shareholders.

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency is enhanced by low cost, effective distribution and enables competitive pricing. Capital efficiency is achieved by optimising the use of debt and equity capital.

By growing lending and improving the mix of higher margin products, Northern Rock aims to grow earnings and improve returns to shareholders, at the same time as providing innovative and consumer friendly products to our customers.

THE VIRTUOUS CIRCLE



Cost control
Enhanced eps growth
Improved returns
Enhanced capital efficiency
Competitive products, product innovation and transparency
High quality asset growth





Dr M W Ridley

CHAIRMAN'S STATEMENT

I took on the chair of Northern Rock in April 2004 from Sir John Riddell, whose four years as Chairman saw not only significant growth in assets under management, but also a near doubling of the share price. That record speaks for itself, and I pay tribute to the skill and good humour with which he ran the Board of Northern Rock. He will be a hard act to follow.

Northern Rock once again hit its strategic targets in 2004 despite intense competition, expensive regulation and a sharply slowing market. We grew both assets and profits to record levels. We achieved this by sticking to the markets we know best, maintaining our position as the most cost-effective mortgage lender in the UK and continually adjusting our products to attract profitable business.

This performance has not come at the expense of service to customers, where Northern Rock remains committed to continually improving efficiency, transparency and fairness. Our customers benefit from our "Open Book" policy of making our new mortgage products available to existing borrowers as well as new customers.



Statutory mortgage regulation became effective on 31 October 2004. Extra regulation has plainly added to costs and erected barriers to entry. This may in the long run hamper competition, which has been the most powerful force in getting customers value for money in the mortgage market. None the less, we were compliant with the new regime from the first day.

Northern Rock is a global company in terms of where it raises funds, a national company in terms of where it lends and a regional company in terms of where it employs people: most of our employees are in the North-East of England. During 2004 we created over 1,000 new jobs based in the North-East. The latest stage of our Head Office expansion, which neared completion in 2004, will add capacity for a further 1,000 jobs. We also have plans to redevelop part of our Head Office accommodation to provide facilities for another 1,400 staff.



CHAIRMAN'S STATEMENT (continued)

ECONOMIC AND MARKET BACKGROUND

The British economy remains in reasonable shape in 2005. With the Bank of England Base Rate still low by historical standards, continued low unemployment, well controlled inflation and stable economic growth, the UK continues to offer an attractive environment for home ownership, especially given the limited supply of rented accommodation.

House price inflation has eased, and we expect it to be in line with earnings growth for the next few years. Barring surprises, we see little prospect of a crash, given that mortgages are still comparatively affordable and that credit quality remains good.

We fund our lending from retail deposits, wholesale funding, securitisation and covered bonds. All four funding arms are important to us, and give us access to large international markets where we work to ensure that the supply of affordable funding does not constrain the growth of profitable lending.

SOCIAL RESPONSIBILITY

Northern Rock's primary social responsibility is to prosper. By offering competitive rates to both savers and borrowers, we benefit them. In growing, we benefit our employees by providing new jobs and better working conditions. By meeting our targets, we benefit our shareholders and other key stakeholders.

Likewise, in order to do well it pays us to be a socially responsible business. By that I mean that Northern Rock will prosper if we recruit from all sections of the community, if we find flexible employment practices that suit those who want to work appropriate hours to balance life and work, if we provide good facilities for staff and if we minimise harmful impacts on the environment from our activities. There is, in other words, no conflict between creating shareholder value and being socially responsible. To ensure that we set the highest possible standards of personal and corporate ethics, provide good customer service and give employees a good working environment, we encourage assessments by Ethical Investments



Research Services, support the Work-Life Balance Initiative and maintain a high position in the Business in The Environment Index. But we do not mistake such commitments for action.

On top of the good we can do by doing well, we also remember those not benefiting directly from our prosperity. Northern Rock is consistently one of the top UK companies for corporate giving, because of its donation of 5% of pre-tax profits to The Northern Rock Foundation. In 2004 this amounted to £21.6m. The Foundation supports local charities and community causes, mainly in the North-East of England, a region that is comparatively under-served by charities. I am particularly pleased that our staff continue to take part in voluntary initiatives, fund-raising, mentoring and secondment programmes.

CORPORATE GOVERNANCE

This year has seen substantial changes to the Combined Code on Corporate Governance, with which the Board is obliged to comply or explain. We are in a position to comply with the code in full. The Board's procedures and practices ensure that it identifies and controls risks to the business in a transparent and accountable way. The results of our Board evaluation and appraisal process are summarised in the Corporate Governance statement.

I am pleased that since the year-end, we have strengthened the Board with four new appointments. Two senior executives, Keith Currie, our treasurer, and Andy Kuipers, our sales and marketing director, both joined the Board from 5 January 2005. Michael Queen, an executive director of 3i Group plc, joined the board as a Non-Executive Director on the same date. Furthermore, Rosemary Radcliffe, former complaints commissioner of the FSA and former chief economist of PricewaterhouseCoopers, will also join the Board as a Non-Executive Director, with effect from 1 March 2005.

DIVIDEND

Your board is recommending a final dividend of 18 pence per share making a total for the year 26.5 pence – an increase of 13.7 % on 2003.

CONCLUSION

In highly competitive markets we have once again risen to the challenge and hit strategic targets in 2004. Our business model remains robust: we keep costs low, invest in product and process innovation, give our customers transparency and so add low-risk assets to our balance sheet to provide attractive returns to our shareholders. We fund this growth through retail, wholesale and securitised channels.

We have always told shareholders that we can perform well in a weak housing market as well as a strong one. Our results differentiate us from our competitors and if, as expected, the housing market slows further in the coming year it will remain sufficiently large to enable us to achieve our targets without compromising on credit quality.

I am grateful to my Board colleagues, to management and all Northern Rock staff for their ingenuity, hard work and success in 2004.



CHIEF EXECUTIVE'S REPORT



Adam J Applegarth

In 2004 Northern Rock delivered excellent results including:

- RECORD PRE TAX PROFITS OF £431.2 MILLION - A LIKE-FOR-LIKE INCREASE OF 13.0%
- ASSETS UNDER MANAGEMENT OF £64.9 BILLION - AN INCREASE OF 24.9%
- RECORD NET LENDING OF £12.9 BILLION - AN INCREASE OF 51.9% AND A MARKET SHARE OF 11.2%
- RATIO OF COSTS TO ASSETS UNDER MANAGEMENT IMPROVED TO 0.38% (2003 UNDERLYING - 0.41%)
- RETURN ON EQUITY OF 21.3%
- TOTAL DIVIDEND PER SHARE 26.5P - AN INCREASE OF 13.7%
- THE NORTHERN ROCK FOUNDATION - SUPPORTING CHARITABLE CAUSES - TO RECEIVE £21.6 MILLION


J.RANK

2004 has been a very challenging year and so I am delighted to announce results that show record growth, record profits and further improvement in earnings per share.

High quality asset growth and cost efficiency form the essence of our strategy. Through a combination of being a small stock player, having a unit cost advantage and retaining customers, whilst attracting new borrowers and savers, we are able to grow our assets under management strongly, leveraging our equity capital to enhance shareholder returns. Cost efficiency is key to our strategy, as this allows profitable growth of the business and the manufacture of competitive products for our customers.

Our core products of mortgages, savings and personal loans all performed well in 2004. They were complemented by general insurance and protection products offered in conjunction with our partners, providing our customers with both choice and peace of mind.

During 2004 we invested significantly in our infrastructure, both in terms of technology and commencement of the latest phase of planned building expansion at our Head Office site. The demands of regulation show no signs of abating and our cost base also absorbed an extra £3.6 million from increased regulatory requirements. However, growth in operating expenses was well contained.

We continue to pursue a multi-channel distribution strategy and have opened several specialist mortgage branches in key areas around the country. These additions further strengthen our franchise and provide a logical extension to complement our existing network. In addition to this important investment, we continue to invest in other channels, encouraging e-business links with both mortgage intermediaries and direct customers.

LENDING

During 2004 we once again delivered record levels of low risk lending. Gross lending was £23,342 million, an increase of 34.8% over the previous year, with net lending of £12,932 million, an increase of 51.9%. We achieved gross residential lending of £20,051 million, an increase of 31.8% over 2003 and net residential lending of £11,383 million, an increase of 44.8%, which represented 11.2% of the UK market.

Our mix of new residential lending during the first half of 2004 reflected the shift in customer preferences towards discounted products. In the second half, as interest rates moved closer to their cyclical peak and the price of fixed rate products reduced, short term fixed rate lending was more prevalent. Our lifestyle range of products, including our credit bundling product, "together", residential Buy to Let and Lifetime Home Equity Release Mortgages (HERM), which allow older borrowers to withdraw equity from their home to aid retirement income, continued to be popular. We remain at the forefront of providing a competitive choice of products for homeowners and homebuyers, whether they are new or existing customers.

With the Bank Base Rate remaining low by historical standards, continued low unemployment, inflation well controlled and stable UK economic growth rates, fundamentals will remain supportive to home ownership. The remortgage market, which accounted for around 40% of UK gross lending in 2004, will also remain strong, particularly as interest rates appear close to their cyclical peak and the incidence of overhanging redemption charges has diminished.

Due to our relative size and focus on the retention of existing customers our net lending figures are higher than our natural share of the market. Our competitive pricing and transparent approach,



combined with our Mortgage Review Service support our retention performance and limit the impact of redemptions from our portfolios. Consequently our net lending is very strong with volume growth of gross lending being leveraged further by low redemptions.

As borrowers seek to refinance to obtain better deals, Northern Rock, with its unit cost advantage and transparent policy, remains well placed to deliver its growth objectives. As a result Northern Rock should not be considered as a proxy for either the housing market or the industry's net lending figures. We are a major player in the wider mortgage market, which importantly includes remortgaging and remains a key part of our growth plans.

We have grown our commercial lending and personal unsecured lending portfolios steadily, maintaining our emphasis on quality. We maintain an appropriate balance in these books relative to our overall assets under management.

FUNDING

Funding remained strong during 2004. All three traditional funding arms – retail funding, wholesale funding and securitisation – continued to perform well. We added a fourth stream by completing an inaugural covered bond issue in April 2004. Our funding platform is flexible, diverse and robust.

Our retail funding franchise remains an important part of our funding strategy. Retail funding inflows were restrained during the first half of the year following successful non-retail activities. During the second half, however, we funded strongly attracting over £1 billion of new funds, representing our strongest ever half-year performance. The overall increase in retail balances during 2004 was £896 million resulting in total retail balances under management of £17.2 billion at the year-end.

We have a broad distribution platform of branch, postal, telephone and on-line accounts, as well as off-shore and Ireland operations, which we will continue to develop. In particular we have seen strong inflows in our Silver Savings account, for over 50's, which attracted balances of over £1.25 billion, following its launch in September 2004. We also funded strongly in fixed rate bonds where contractual guarantees provided customers with added confidence.

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. We have continued to develop our non-retail funding in international markets with further funding diversification in Continental Europe, North America and Asia. By diversifying our funding geographically and by mixing the term of funding appropriately over short, medium and long term horizons we are able to underpin our growth aspirations, whilst reducing the risk to our platform. During the year net new wholesale funding totalled £2.77 billion, increasing balances to £19.7 billion.



Our residential securitisation programme is firmly established as a reliable source of funding, a reflection of the high credit quality of Northern Rock's loan book and the huge investor appetite for this type of financial instrument. During 2004, we issued £11.1 billion of securitised notes. Assets under management subject to securitisation now amount to £22.3 billion, representing 40% of our lending portfolios. Securitisation, with increasing diversification, will continue to play an important role in funding our future growth plans as well as contributing to capital efficiency.

Already in 2005 we have raised a further US$1.75 billion under our US Medium Term Note programme and £4.5 billion from our fourteenth residential securitisation transaction further strengthening the split between short term and medium term funding.

CREDIT QUALITY

The credit quality of our assets remains very strong. We do not attract volume growth at the expense of quality. The credit quality of our lending is excellent and continues to be tightly monitored and controlled. We operate rigorous underwriting processes that include credit checking and affordability tests. Our monthly behavioural scoring system confirmed during 2004 that there were no early warning signs of significant credit deterioration. Even though mortgage balances have grown significantly, we have not increased our appetite for risk.

The arrears performance of our residential lending book improved further during 2004 with only 0.37% of accounts three months or more in arrears compared with 0.45% the year before. Once again, despite significant growth in mortgages under management we have been able to reduce the percentage of loans in arrears. Overall our residential arrears remain below half the industry average.

Commercial loan arrears and standalone personal unsecured loan arrears are also significantly better than industry average, reflecting our policy of attracting high quality lending. Our provisioning policies remain prudent and we have no loan exposure outside the UK, nor exposure to unsecured commercial lending or leasing.

OUTLOOK

Our strategy of combining competitive products, effective distribution and efficient customer service, driven off a low unit cost base works well. We will continue to develop our business so that it is highly focussed, resilient and scalable to meet our growth aspirations. By continuing to deliver our strategic targets and maintaining our responsible approach to lending we will continue to enhance value for our customers and our shareholders in the future.

We expect the housing market to slow but activity will be underpinned by relatively low interest rates, continuing low levels of unemployment and a restricted supply of new housing stock. The attractive pricing for new customers and the further erosion of overhanging redemption charges should ensure that levels of remortgaging will more than offset the level of slowdown in the housing market. Our small market share allows us significant room for growth regardless of overall market performance. This should enable us to achieve our strategic growth range of 20% +/- 5% in high quality, low risk, assets under management.

We are relatively small, have a unit cost advantage, retain existing customers well and are increasingly good at attracting new loans. Our broad funding platform, efficient distribution network and continued investment in buildings, systems and people will enable us to originate and service increased volumes of profitable business. We are therefore well placed to continue to deliver strong growth in high quality, low risk assets. Our strategic targets remain unchanged for 2005 and beyond, reflecting our confidence in our business model to deliver and maintain shareholder value.



THE BOARD

During 2004, the number of meetings attended by each Director was as follows:

	Board	Audit	Nominations	Remuneration	Chairman's	Risk
Number of meetings held in 2004	11	6	3	2	1	4
Non – Executive Directors						
Dr M W Ridley, BA, D.Phil Chairman - (appointed Chairman 27 April 2004)	11	3	3		1	1
Sir George Russell, CBE, D.Eng., BA – Senior Independent Director	7	4		2		2
Sir Derek Wanless, MA, FCIB, MIS	10	5	3	1		4
N Pease, BA	10	5		2		4
Sir Ian Gibson, CBE	10	5	3	2		4
N A H Fenwick, MA	10	6		1		3
Sir John Riddell, Bt., CVO, MA, CA (Retired 27 April 2004)	4		1			
Sir David Chapman, Bt., DL, B.Comm (Retired 27 April 2004)	3	1				
Executive Directors						
A J Applegarth, BA	11				1	4
D F Baker, BSc, FCIB	11				1	4
R F Bennett, FCA, ACMA, IPFA	11				1	4




EXECUTIVE DIRECTORS
R F Bennett
Group Finance Director
K M Currie
Treasury Director
(appointed 5 January 2005)
C Taylor
Company Secretary
A M Kuipers
Sales & Marketing Director
(appointed 5 January 2005)
A J Applegarth
Chief Executive
D F Baker
Chief Operating Officer

THE BOARD

Dr M W Ridley, BA, D.Phil

Matt Ridley (aged 47), was appointed Chairman of the Company on 27 April 2004. He was appointed as a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society on 1 June 1994.
Dr Ridley is an author and businessman who also holds other Non-Executive Directorships which include Northern Investors Company PLC, Northern 2 VCT plc and P A Holdings Limited. He is Chairman of both the Nominations and Chairman's Committees.

A J Applegarth, BA

Adam Applegarth (aged 42) has worked for Northern Rock for 21 years. He became an Executive Director of Northern Rock Building Society in January 1996, was appointed as an Executive Director of Northern Rock plc in October 1996 and subsequently became the Company's Chief Executive in March 2001. Mr Applegarth is a governor of the Royal Grammar School, Newcastle upon Tyne. Mr Applegarth is a Member of both the Chairman's and Risk Committees.

D F Baker, BSc, FCIB

David Baker (aged 51) was appointed as the Company's Chief Operating Officer in January 2001. He became an Executive Director of Northern Rock Building Society in January 1996 and was appointed as an Executive Director of Northern Rock plc in October 1996. He is a Fellow of the Chartered Institute of Bankers. In his present role he is responsible for the direction and management of the Company's operations and in particular, Retail Savings, Credit, Customer Services, Personnel, Premises and Legal and Compliance. Mr Baker is Chairman of The Newcastle Employment Bond Limited and a Trustee of the University of Newcastle upon Tyne Development Trust. Mr Baker is a Member of both the Chairman's and Risk Committees.

R F Bennett, FCA, ACMA, IPFA

The Group Finance Director, Bob Bennett (aged 57), is a Chartered Accountant. He became an Executive Director of Northern Rock Building Society in November 1993 and was appointed as an Executive Director of Northern Rock plc in November 1996. In his present role, he is responsible for Finance, Treasury, Securitisation, Internal Audit, Risk Management and Institutional Relations. Mr Bennett is also a Trustee of the Northern Rock Pension Scheme and a Non-Executive Director of Greggs plc. Mr Bennett is a Member of both the Chairman's and Risk Committees.

K M Currie

Keith Currie, (aged 48) was appointed to the Board as an Executive Director in January 2005. Mr Currie is responsible for the management of the Company's Group Treasury function including liquidity, wholesale funding, derivative portfolios and the management of the Company's securitisation funding and covered bond programmes. Mr Currie is a Member of the Chairman's Committee.

N A H Fenwick, MA

Adam Fenwick (aged 44), was appointed to the Board as a Non-Executive Director in November 2003. He is an Executive Director of Fenwick Limited and a Non-Executive Director of John Swire and Sons Limited. He is also a Trustee of Newcastle Theatre Royal Trust Limited. Mr Fenwick is a Member of both the Audit and Remuneration Committees.

Sir Ian Gibson, CBE

Sir Ian Gibson (aged 58), was appointed to the Board as a Non-Executive Director in September 2002. He is Chairman of BPB plc and a Non-Executive Director of GKN plc and Chelys Limited. He was also a member of the Court of the Bank of England from 1999 to 2004. Sir Ian is a Member of the Audit, Nominations, Risk, and Remuneration Committees.

A M Kuipers

Andy Kuipers (aged 47), was appointed to the Board as an Executive Director in January 2005. He is responsible for the co-ordination and direction of the Group's sales, marketing, products and new mortgage loans processing activities. Mr Kuipers is a Member of the Chairman's Committee.

N Pease, BA

Nichola Pease (aged 43), is Chief Executive of J O Hambro Capital Management Limited and a Non-Executive Director of Grainger Trust PLC. She was appointed as a Non-Executive Director of Northern Rock plc in February 1999. Ms Pease is Chairman of the Remuneration Committee and is a Member of the Audit Committee.

M J Queen, BA, FCA

Michael Queen (aged 43) is the Finance Director of 3i Group PLC. He was appointed to the Board as a Non-Executive Director in January 2005. Mr Queen is a Member of both the Audit and Remuneration Committees.

Sir George Russell, CBE, D.Eng., BA

The Senior Independent Director, Sir George Russell (aged 69), was appointed a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society as a Non-Executive Director in 1985. He is also Deputy Chairman of ITV plc. Sir George is a Member of both the Remuneration and Risk Committees.

Sir Derek Wanless, MA, FCIB, MIS

Sir Derek Wanless (aged 57), joined the Board as a Non-Executive Director in March 2000. He was previously Group Chief Executive of National Westminster Bank plc from 1992-1999. He is also a Non-Executive Director of Northumbrian Water Group plc. Sir Derek is Vice Chairman of the Statistics Commission and a Trustee of the National Endowment for Science, Technology and the Arts. Sir Derek is Chairman of both the Audit and Risk Committees and a Member of the Nominations and Remuneration Committees.

Note: On 27 April 2004 Sir John Riddell and Sir David Chapman retired from the Board of Directors.

CORPORATE GOVERNANCE

Northern Rock plc (the Company) regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to the Company's shareholders for corporate governance, and the following describes how the Company applies the principles and provisions contained in the Combined Code of Corporate Governance published in July 2003 (the Combined Code). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code and, where they do not do so, to provide a clear explanation of why they do not comply. For the period 1 January 2004 to 31 December 2004, the Company complied with all aspects of the Combined Code.

THE BOARD OF DIRECTORS

The Board of Directors meets regularly throughout the year, retains full and effective control over the Company and its subsidiaries (the Group), is collectively responsible for the success of the Group and determines its strategy and policies whilst monitoring performance. The Board met eleven times during 2004 and, after the retirement of Sir John Riddell and Sir David Chapman on 27 April 2004, comprised the Chairman, the Senior Independent Director, four other Non-Executive Directors, the Chief Executive and two other Executive Directors.

The Board has a formal written schedule of matters reserved for its review and approval and has adopted a detailed procedures manual which covers the responsibilities and procedures of the Board, its Committees and its officers. This includes setting policies for Balance Sheet structural risk management, the raising of Non Retail Funds, Liquidity and Credit Risk, the setting of capital expenditure budgets, the declaration of dividends and the approval of the Annual Report and Accounts.

Authority for the execution of approved policies has been delegated by the Board to the Company's Executive Committee and the Chief Executive. The Executive Committee comprises the Chief Executive, the other Executive Directors and the Company Secretary.

Within the parameters set out in the Committee's terms of reference, the Executive Committee has responsibility for facilitating the Company's effective operation to ensure that it meets its objectives through the implementation of the Strategic and Operational Plans. The Committee also monitors developments in the Company's core markets, and examines, appraises and reviews defence initiatives, potential acquisitions and corporate finance initiatives. It also establishes processes to control, appraise and review the implementation of any new procedures that are agreed upon.

The Management Board Asset and Liability Committee is responsible for overseeing the management and review of the Company's balance sheet risk profile and processes together with the Company's balance sheet, profit and loss and liquidity profiles. In addition, the Committee has authority to authorise use by the Company of structured financial products and private equity investments in accordance with the polices and procedures set down in the Corporate Finance and Structured Financial Policy statement approved by the Board.

A clear division of responsibility exists between the Chairman, who is responsible for running the Board, and the Chief Executive who has responsibility for running the business. This division is clearly set out in the Chairman's letter of appointment and the Chief Executive's job description.

APPOINTMENTS TO THE BOARD

The Company's Articles of Association require that each Director stands for re-election at least every three years and that Directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The Directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

The Company's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday.

DIRECTORS

More than half of the Board comprises Non-Executive Directors all of whom have experience in a wide range of commercial and banking activities. The Board considers all of the Non-Executive Directors to be independent for the purposes of the definition in the Combined Code. This requires the Board to determine whether each Director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgement.

Sir George Russell, who was appointed Senior Independent Director of the Company on 27 April 2004, was first elected to the Board as a Non-Executive Director in September 1997 immediately prior to demutualisation, having served as a Director of Northern Rock Building Society between 1985 and 1997. The Board has no hesitation in confirming Sir George's independence for Combined Code purposes, and is satisfied that his period of service as a Director of Northern Rock Building Society should not be aggregated with his period of service as a Director of the Company in view of the different legal structure and business objectives of the two entities. The Board is also satisfied that Sir George's deferred membership of a Northern Rock Building Society pension scheme does not affect his independence. Sir George ceased to accrue pension benefits after 30 June 1997 and will become eligible to receive a pension on 25 October 2005 or on his earlier retirement from the Company. In accordance with the Company's policy Sir George Russell will retire from office at the conclusion of the 2006 AGM.

As a highly experienced company director, Sir George's sound judgement and challenging approach ensure that he makes a significant contribution to the work of the Board and its Committees. He and the other Non-Executive Directors also provide close scrutiny of the performance of management and the reporting of its performance.

It is the Company's policy that every Director should receive appropriate training on the first occasion that he or she is

appointed to the Board, and subsequently as necessary. A detailed induction process exists for new Directors and, to ensure that Directors are able to discharge their responsibilities effectively, this is supported by an ongoing training programme. As part of the annual appraisal process, Directors are asked to identify areas where additional training is required.

To enable the Board to function effectively, all Directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. The Company arranges additional, specific training or support for any Director who requests it.

The Chairman ensures that all Directors are properly briefed on issues to be discussed at Board meetings. All Directors are able to obtain further advice or seek clarity on issues raised at Board meetings from within the Company or from external professional sources. All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. Additionally, the Company Secretary provides regular reports to the Board to ensure that it remains up to date on the latest regulatory, legal and governance developments relevant to the Company and its officers. Where necessary, the Directors are able to take independent professional advice at the Company's expense.

CHAIRMAN'S APPOINTMENT

As announced on 17 July 2003 Dr M W Ridley succeeded Sir John Riddell as Chairman of the Company on 27 April 2004. The selection process to identify Sir John's successor commenced in 2002 and was conducted by the Nominations Committee in accordance with governance standards and best practice in force prior to the publication of the revised Combined Code.

The Nominations Committee concluded that Dr Ridley was the best person for appointment as Chairman because of his exceptional leadership skills and business acumen. Additionally, the Committee concluded that Dr Ridley satisfied the important requirements of demonstrating experience of the way in which the Company operated and an understanding of how it developed so that he was best equipped to lead its continued evolution.

Dr Ridley was first elected to the Board in September 1997. In the opinion of the Board, Dr Ridley was independent (for the purposes of the revised Combined Code) on his appointment as Chairman. Dr Ridley's letter of appointment sets out his role and responsibilities and the time commitment expected of him. A copy of his letter of appointment will be available for inspection at the Annual General Meeting.

BOARD APPRAISAL

The Combined Code requires that Non-Executive Directors, the Board and its Committees should be subject to annual appraisal. Where a Non-Executive Director is proposed for re-election beyond six years, the proposal should be subject to a particularly rigorous review, and should take into account the need for progressive refreshing of the Board.

All Executive Directors, Non-Executive Directors and the Chairman were subject to an appraisal during the financial year under review to ensure that their contribution continued to be of the highest standard. The Chief Executive and all of the Non-Executive Directors were appraised by the Chairman whilst the appraisal of the Group Finance Director and Chief Operating Officer was completed by the Chief Executive. The Senior Independent Director conducted the appraisal of the Chairman, after meeting with the Non-Executive Directors in absence of the Chairman and having also canvassed the opinions of the Executive Directors.

For the year under review, the conclusion of the appraisal exercise was that each Non-Executive Director, Executive Director and the Chairman demonstrated a continued commitment and effective contribution to their position. The terms of appointment of each Non-Executive Director have been renewed for a further year with effect from 1 January 2005, subject to re-election where appropriate at the Annual General Meeting to be held in April 2005.

As part of the appraisal exercise, each individual also completed an evaluation of the Board and its Committees to enable the Secretary to report to the Board on how effective each was in discharging its responsibilities. The appraisal exercise was completed by the Board considering and debating the Secretary's report and reviewing the respective strengths and weaknesses of the Board, its members and its Committees. The Secretary reported to the Board that the evaluation of the Board and its Committees showed that they were discharging their responsibilities effectively and confirmed the process also provided useful feedback that would be used to improve current practice and procedures.

BOARD COMMITTEES

In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of Committees to assist it in the way that it deals with matters that are reserved for its consideration. The Chairman and membership of each Committee are set out on page 17.

Each Committee has detailed terms of reference clearly setting out its remit and authority. In accordance with the Combined Code, the terms of reference of the Audit, Nominations, Remuneration and Risk Committees are available on the Company's website and on request in writing from the Company Secretary.

In addition to the meetings of the Board and the Committees which took place throughout the year, the Chairman also held meetings with Non-Executive Directors in absence of the Executive Directors and Sir George Russell met with the Non-Executive Directors in absence of the Chairman and the Executives.

The following paragraphs set out details of the Committees and the particular work that they undertake.

AUDIT COMMITTEE

The Audit Committee comprises five independent Non-Executive Directors and met six times during 2004. It considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements

that may affect the Group. It also reports to the Board on both financial and non-financial controls. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors. In February 2004 the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2004 Annual General Meeting.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings and have direct access to the Audit Committee and its Chairman at all times. The Chief Internal Auditor provides further assurance that the significant risks identified by the business are properly managed. The Chief Internal Auditor has direct access to the Audit Committee and its Chairman. The Executive Directors are not members of the Audit Committee but attend meetings by invitation of the Audit Committee, as necessary, to facilitate its business.

The Audit Committee reviews the internal control system on behalf of the Board and is also responsible for reviewing the effectiveness of the Internal Audit function. At each meeting the Committee receives reports of reviews conducted throughout the Company by the Internal Audit and (periodically) Compliance functions.

The Combined Code requires the Board to be satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The Board is satisfied in this regard and, in addition, in the opinion of the Board the qualifications of each of the Audit Committee members gives the Audit Committee the breadth of financial experience to discharge its responsibilities.

CHAIRMAN'S COMMITTEE

The principal function of the Chairman's Committee is to review the Company's strategy and to consider any major operational issues or proposals for significant new initiatives that may arise. The Committee only meets as a formal Committee in exceptional circumstances and its activities are reported to the Board. The Committee is made up of the Chairman, the Executive Directors and the Company Secretary.

NOMINATIONS COMMITTEE

The Nominations Committee is made up of the Chairman and two independent Non-Executive Directors. The Committee met three times during 2004. It monitors and reviews the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

During 2004, the Nominations Committee assessed the size of the Board, the attributes of the Board members, the continued growth of the Company and its strategic aims. The Committee concluded that, whilst the Company placed an appropriate level of demand on its Directors, the performance of the Board and its Committees would be enhanced by the appointment of two further Non-Executive Directors and two further Executive Directors.

Spencer Stuart Recruitment Limited was retained by the Company to assist in the identification and recruitment of Non-Executive Directors who would add value to the Board and its Committees. An extensive search by Spencer Stuart Recruitment Limited led to Mr Queen and Miss Radcliffe being considered and recommended to the Board by the Nominations Committee. The Committee also recommended Mr Kuipers and Mr Currie as appropriate candidates for the position of Executive Director.

The Company announced on 5 January 2005 that with immediate effect Mr Queen would be joining the Board as a Non-Executive Director and that Mr Kuipers and Mr Currie would be joining the Board as Executive Directors. Brief biographies of the new appointees are detailed at page 12 of the Annual Report. Mr Queen will augment the Board's financial expertise and has joined the Board's Audit and Remuneration Committees, whilst the promotions of Mr Kuipers and Mr Currie reflect the importance of the Marketing and Treasury functions to the Company's strategy. In addition to these appointments the Company also announced on 5 January 2005 that Miss Radcliffe would join the Board as a Non-Executive Director with effect from 1 March 2005. As a former Independent Complaints Commissioner for the Financial Services Authority, Miss Radcliffe will increase the Board's regulatory expertise and will join the Board's Remuneration and Risk Committees.

The Company believes that the appointment of all four individuals is in the best interests of its shareholders. It should be noted that Spencer Stuart Recruitment Limited has no other connection with the Company.

REMUNERATION COMMITTEE

The Remuneration Committee comprises six independent Non-Executive Directors and met twice in 2004. It is responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities the Remuneration Committee takes professional advice from within and outside the Company. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set in the Articles of Association. The Remuneration Committee also determines the level of remuneration for the Company's Management Board Directors (comprising management at the level immediately below the Board).

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information may be found in the Company's Directors' Remuneration Report.

RISK COMMITTEE

The Risk Committee comprises three independent Non-Executive Directors plus Mr Applegarth, Mr Baker and Mr Bennett. The Risk Committee met four times during 2004. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present their findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasises and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering the major findings of any of the Financial Services Authority or internal/external audit's risk management review and management's response.

To assist the Board in discharging its responsibilities for the setting of Risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy. The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with the statutory requirements and financial reporting standards.

INTERNAL CONTROL

The Board of Directors is responsible for the Group's system of internal control and for annually reviewing its effectiveness. The system of internal control is designed to manage risk rather than eliminate it and in this regard, the Board considers that Northern Rock is a well-controlled, risk-averse business that continues to adopt a prudent stance in the management of risk. The Board has reviewed the effectiveness of the system of internal control and is satisfied that there is a sound system of internal control that safeguards shareholders' investments and the Company's assets.

In accordance with the guidance set out in the Turnbull Guidance on Internal Control, the Company has an ongoing process for identifying, evaluating and managing the significant risks faced by it. This process was in place for the period 1 January 2004 to 31 December 2004 and remained in place on the date that the 2004 Annual Report and Accounts was approved by the Board. As part of the Company's continuing evaluation of Internal Control, the Board has reviewed and (where necessary) updated the process for identifying and evaluating significant risks affecting the business and the policies and procedures by which these risks are managed.

The Company is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organisational structure with clear reporting lines and a commitment to recruiting and training staff governed by appropriate codes of conduct. In addition, the Group maintains procedure manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorisation limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Chief Executive reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Executive Committee, the Risk Committee and the Audit Committee.

A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in note 37 to the accounts. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilised. In addition, regular reporting of all risk exposures is monitored throughout the Company by the Operational Risk Committee whose membership is drawn from each of the Company's departments within which operational risk may arise.

The Company's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

COMMUNICATIONS

A Summary Financial Statement is issued to all shareholders and a copy of the Annual Report and Accounts and The Northern Rock Foundation's report is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk. The Company communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. The Company also deals with a number of written enquiries from shareholders throughout the year.

The Company regards communication with institutional shareholders as important. To ensure that concerns of major shareholders are addressed, the Company has incorporated a number of initiatives into its procedures during 2004. In October 2004 the Company held a governance day, to which the Company's major institutional investors were invited. The day was hosted by the Chairman and attended by the Chief Executive and the

Senior Independent Director. In addition, all of the other Non-Executive Directors were offered the opportunity to attend the presentation. The Company was pleased with the attendance of a number of its investors and found that the day provided an excellent opportunity to engage with shareholders on the Company's governance arrangements.

In addition to the governance day, the Company Secretary reports to the Board on feedback received from shareholders. Additionally, the Chief Executive and Group Finance Director have extensive ongoing contact with shareholders and feedback arising from this is also reported to the Board. Coupled with presentations from analysts and brokers throughout the year, these arrangements ensure that all Directors, both Executive and Non-Executive, remain up to date on the views of major shareholders.

As Senior Independent Director, Sir George Russell is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Group Finance Director has failed to resolve or for which such contact is inappropriate.

To ensure that opportunities are offered to major shareholders to meet with members of the Board, a number of more informal lunches are also held throughout the year where investor feedback on strategy and governance is encouraged.

GOING CONCERN

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group as at the end of the year and of the profit or loss of the Group for the year.

The Directors consider that in preparing the financial statements on pages 46 to 77 appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Company and Group keeps accounting records that disclose with reasonable accuracy at any time the Company and Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

The maintenance and integrity of the Northern Rock plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

COMMITTEES

Membership of the Board's Committees is set out below.

AUDIT COMMITTEE

+ Sir Derek Wanless (Chairman) (appointed Chairman 27 April 2004)
+ N A H Fenwick
+ Sir Ian Gibson
+ N Pease
+ M J Queen (appointed 5 January 2005)
+ Dr M W Ridley (resigned from Committee 27 April 2004)
+ Sir George Russell (resigned from Committee 31 December 2004)
+ Sir David Chapman, Bt. (retired 27 April 2004)

CHAIRMAN'S COMMITTEE

+ Dr M W Ridley (appointed Chairman 27 April 2004)
• A J Applegarth
• D F Baker
• R F Bennett
• A M Kuipers (appointed 5 January 2005)
• K M Currie (appointed 5 January 2005)
• C Taylor
+ Sir John Riddell, Bt. (retired 27 April 2004)

NOMINATIONS COMMITTEE

+ Dr M W Ridley (appointed Chairman 27 April 2004)
+ Sir Ian Gibson
+ Sir Derek Wanless
+ Sir John Riddell, Bt. (retired 27 April 2004)

REMUNERATION COMMITTEE

+ N Pease (Chairman) (appointed Chairman 27 April 2004)
+ Sir George Russell (retired as Chairman of the Committee on 27 April 2004)
+ N A H Fenwick
+ Sir Ian Gibson
+ M J Queen (appointed 5 January 2005)
+ Sir Derek Wanless
+ Dr M W Ridley (resigned from Committee on 27 April 2004)
+ Sir David Chapman, Bt. (retired 27 April 2004)

RISK COMMITTEE

+ Sir Derek Wanless (Chairman) (appointed Chairman 27 April 2004)
+ Sir Ian Gibson
+ Sir George Russell
+ N A H Fenwick (resigned from Committee on 31 December 2004)
+ N Pease (resigned from Committee on 31 December 2004)
• A J Applegarth
• D F Baker
• R F Bennett
+ Dr M W Ridley (resigned from Committee on 27 April 2004)
+ Sir David Chapman, Bt. (retired 27 April 2004)

+ Non-Executive Director
• Executive Director
• Executive

DIRECTORS' REMUNERATION REPORT

SUMMARY

The Directors' Remuneration Report is presented to shareholders by the Board and contains the following information:

- A description of the role of the Remuneration Committee;
- A summary of the Group's Remuneration Policy including a statement of the Company's policy on Directors' remuneration;
- Graphs illustrating the performance of the Company relative to the FTSE 100 Index and the FTSE 350 Index for the last five years;
- Details of the terms of the service contracts and the remuneration of each Director for the preceding financial year;
- Details of the share options and awards under long-term incentive schemes held by the Directors; and
- Details of each Director's interest in Ordinary Shares in the Company.

This Report complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations"). This Report also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by the Group.

A resolution will be put to Shareholders at the Annual General Meeting on 26 April 2005 inviting them to consider and approve this Report.

THE REMUNERATION COMMITTEE

The Remuneration Committee consists entirely of independent Non-Executive Directors and comprises Ms N Pease (appointed Chairman on 27 April 2004), Sir George Russell, Mr N A H Fenwick, Sir Ian Gibson, Mr M J Queen (appointed 5 January 2005) and Sir Derek Wanless. Dr M W Ridley resigned from, and Sir David Chapman retired from, the Committee on 27 April 2004. Where appropriate, the Chairman and Chief Executive attend meetings of the Remuneration Committee by invitation of the Committee, save that they are absent when their own remuneration is under consideration. The Remuneration Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board.

The Remuneration Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons provided advice or services that materially assisted the Remuneration Committee in its consideration of Directors' remuneration matters during the year:

- The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors;
- Internal support was provided to the Remuneration Committee by the Company Secretary;
- Watson Wyatt LLP advised the Remuneration Committee on a range of issues including the benchmarking of Executive Directors' salaries and the Chairman's fee. In addition to providing this advice to the Remuneration Committee, Watson Wyatt LLP are consulting actuaries to the Company and advised on various pension issues;
- Inbucon Administration Ltd were responsible for preparing Total Shareholder Return calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to the Company; and
- Freshfields Bruckhaus Deringer advised the Company on various share plan matters and compliance with the Directors' Remuneration Report Regulations. They are the Company's main legal advisor.

COMPLIANCE

The Group has complied with the Combined Code's provisions relating to Directors' remuneration throughout the year.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Remuneration Committee believes that the continuing improvement in performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide competitive packages to motivate, reward and retain Executive Directors of high quality and to align their interests with those of shareholders.

The Board has adopted, on the recommendation of the Remuneration Committee, a remuneration policy with the objectives set out below. It is intended that this policy should continue to apply for 2005 and subsequent years:

(i) the remuneration packages for Executive Directors are designed to be competitive in terms of market practice;

(ii) performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and

(iii) to motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

The Remuneration Committee regularly reviews all aspects of remuneration to ensure these remain appropriate. This report sets out the Company's policy on Executive Directors' remuneration for 2005 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2005 is required by the Regulations. The Remuneration Committee is able to state its remuneration policy for 2005 with reasonable certainty, and this policy will continue in subsequent years unless changed by the Remuneration Committee. The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice. Any changes in policy for years after 2005 will be described in future Directors' Remuneration Reports; such reports will continue to be subject to shareholder approval. All statements in this report in relation to remuneration policy for years after 2005 should be read in light of this paragraph.

ELEMENTS OF REMUNERATION

Remuneration comprises: basic salary, annual bonus, pension benefits and benefits in kind. In addition, Executive Directors and senior executives participate in certain share based incentive schemes, comprising the bonus matching plan, deferred share scheme and long term incentive plan. These share-based incentive schemes, and the annual bonus, are performance-related, and the Remuneration Committee regards them as a key element in the Executive Directors' remuneration package.

As a result of changes to the performance-related elements of remuneration in recent years (including, from 2005, the proposed imposition of a corporate performance condition on awards vesting under the bonus matching plan and deferred share scheme, and the increase in annual bonus potential as described below), the performance-related element of total potential remuneration has materially increased in recent years.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director, and revised salaries took effect from 1 January 2005 as follows:

A J Applegarth
£625,000 (2004 - £565,000)

D F Baker
£390,000 (2004 - £375,000)

R F Bennett
£390,000 (2004 - £375,000)

Mr A M Kuipers and Mr K M Currie were appointed to the Board on 5 January 2005, and their initial salaries were £270,000 each.

The revised salaries of the Executive Directors have been benchmarked against salaries paid for similar positions in banks in the FTSE 100 Index and for companies in positions 51 - 75 in the FTSE 100 Index.

During 2004 the Company's 13 Management Board Directors were paid salaries ranging from £90,000 to £215,000.

SHORT TERM BONUS SCHEME

Northern Rock operates a short term cash bonus scheme under which payments are made on an annual basis at the discretion of the Remuneration Committee. All of the Executive Directors and certain senior executives participate in this scheme.

This cash bonus scheme relates to year-on-year increases in the Group's pre-tax profit on ordinary activities, with increases in pre-tax profits generating a bonus payment equal to a percentage of salary. Only where there is an increase in adjusted like-for-like pre-tax profits will Executive Directors be eligible for a short term bonus. Every 1% increase in pre-tax profits generates a bonus payment equal to 5% of salary with a maximum of 75% of salary by way of bonus for 15% increase in profits (with a sliding scale between these points). Payment of one-third of the bonus will be subject to the Remuneration Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business. The bonus payable is reduced by the value of shares appropriated under the all-employee Inland Revenue Approved Share Incentive Plan for the year, to the extent needed to ensure that the relevant bonus cap is not exceeded.

On this basis, the bonus earned in respect of 2004 was 65.15% of salary.

For 2005 the Remuneration Committee will continue to operate the cash bonus scheme on the basis described above however, following a careful review of bonus arrangements (and consideration of a review by Watson Wyatt LLP of comparator companies), whilst every 1% increase in pre-tax profits will continue to generate a bonus equal to 5% of salary, the bonus cap has been increased to 100% of salary for a 20% increase in profits.

BONUS MATCHING PLAN

Participants are also encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock. Executive Directors (and other senior executives invited by the Remuneration Committee to participate) are entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares which will be held for a period of three years; alternatively they may elect to deposit their own shares with an aggregate value not exceeding the cash amount of the after tax bonus. The shares acquired or deposited will be eligible for additional "matched" shares at the end of the three-year period, provided the participant has remained an employee of the Group. The plan is designed to achieve one-for-one matching on an after tax basis. As the participant's shares are invested in the plan on an after-tax basis, but the matched shares only attract income tax and national insurance contributions if and when they are released from the plan, the number of matched shares is increased (by reference to tax rates at the time the matching shares are initially awarded) to reflect the fact that they will attract income tax and national insurance contributions if and when they are released. Entitlement to the matched shares will normally be lost if the participant leaves employment except in certain "good leaver" circumstances. For awards made in 2005 and in future years, the release of matched share awards will be dependent on the Group achieving average real EPS growth of 3% per annum over the three financial years pending their release. The imposition of this target is subject to shareholder approval at the Annual General Meeting on 26 April 2005.

For 2004 and previous years, the release of matched share awards was not dependent on satisfaction of a further performance condition because the value of matched share awards was derived from the annual bonus criteria and was therefore dependent on corporate performance.

The bonus matching plan was operated in respect of 2004, resulting in the share awards described on page 26. The Remuneration Committee will continue to operate it in respect of 2005 and future years.

The beneficial ownership of the matched shares transfers to the participant on the grant of an award. The matched shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on his matched shares during the restricted period.

DEFERRED SHARE SCHEME

Under a separate element of the short term bonus scheme, the Remuneration Committee may grant to Executive Directors and other executives who receive a cash bonus under that scheme an award of shares with a pre-tax value equal to the pre-tax value of his cash bonus. A participant who is granted an award must normally continue to hold these shares and remain an employee of the Group for a period of three years from the date of the award in order to retain the full number of shares so granted to him, although shares will be released earlier in certain "good leaver" circumstances. For awards made in 2005 and in future years, the release of any deferred share awards will be dependent on the Company achieving average real EPS growth of 3% per annum over the three financial years that the shares are held. The imposition of this target is subject to shareholder approval at the Annual General Meeting on 26 April 2005.

For 2004 and previous years, the release of deferred share awards was not dependent on satisfaction of a further performance condition because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance.

This deferred share scheme was operated in respect of 2004 resulting in the share awards described on page 27. The Remuneration Committee will continue to operate the deferred share scheme in respect of 2005 and future years.

LONG TERM INCENTIVE PLAN

All Executive Directors and certain senior executives participate in a long term incentive plan ("LTIP"), which was approved by shareholders in 1998. Awards have been made in 1998 and each subsequent year thereafter. The plan involves the grant of share awards, which can only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. The number of shares comprised in an award is calculated by reference to a percentage of salary, with the maximum award of shares being 100% of salary.

Performance is measured over a three year period on the basis of total shareholder return ("TSR"), comparing the Company's performance to that of the companies in an appropriate index at the date of an award. The Remuneration Committee has decided that, for awards in 2005 and future years, the FTSE 100 Index will be used. For previous awards, the FTSE 350 Index was used because at the time the LTIP was approved in 1998, the Company's market capitalisation placed it around the mid-point of the constituents of that index. The Company joined the FTSE 100 Index in September 2001. The extent to which an award is realisable depends on the Company's ranking in this comparison. Awards are released on a sliding scale between median and top quartile performance with 25 per cent of an award being released for median performance and 100 per cent of the award being released for a ranking within the top quartile. If the Group's performance is below the median, none of the shares in an award will vest. There is no re-testing of targets.

There is also an earnings per share threshold, which requires that the Group's earnings per share growth over the three year period must exceed the growth in the UK Retail Prices Index by an average of at least 3% per annum. This performance condition is designed to ensure that the vesting level of LTIP awards is dependent on satisfactory year-on-year financial performance as well as above-median TSR ranking.

The LTIP was operated in 2004, resulting in the share awards set out in the table on page 28. The Remuneration Committee will continue to operate it for Executive Directors in 2005 and future years. A separate share scheme, in substantially the same terms as the LTIP, has been adopted by the Remuneration Committee and is extended to 33 executives. This is also now subject to the FTSE 100 performance target. Executive Directors are not eligible to participate in this scheme, and awards under it will be satisfied with existing shares only.

ALL-EMPLOYEE SHARE SCHEMES

Executive Directors are eligible to participate in the Company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) the Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract), and exercise of the option is not subject to satisfaction of a performance target;

(ii) the Employee Share Option Scheme, an Inland Revenue approved share option scheme under which options have been granted to substantially all employees. Under this scheme the aggregate exercise value of unexercised options may not exceed £30,000. Options under this scheme may not be exercised unless real earnings per share of the Company has grown by more than 2% over the life of the option. This performance condition is designed to ensure that the exercisability of options is dependent on satisfactory year-on-year financial performance on a sustained basis; and

(iii) the Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed £3,000. The value of share awards under this scheme is dependent on the Group's profits. The SIP operates within specific tax legislation. Any payment made under the SIP together with any amount payable under the short term cash bonus scheme may not exceed the overall bonus cap from time to time.

The Remuneration Committee is satisfied that these schemes constitute a well considered overall plan for Executive Directors' and senior executives' long-term remuneration. These schemes are kept under regular review, to take account of changing circumstances. Bonus and share incentive scheme payments are not taken into account for pension purposes. It should be noted that the Executive Directors elected not to participate in the last two grants made under the Employee Share Option Scheme, namely those made in 2002 and 2005.

PENSION BENEFITS

The following section describes the pension arrangements currently in force for the Executive Directors. These arrangements will be affected by changes to the tax treatment of the current UK pension regime contained in the Finance Act 2004. The Remuneration Committee is currently reviewing appropriate actions to take in response to these changes and will report on the outcome next year.

It is the intention of the Committee that changes in pensions legislation expected to commence in 2006 will not increase the Directors' actuarial pension cost.

Each of the Executive Directors currently participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. On death in service the scheme also provides for a dependent's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the pension scheme is 60 which enables members to achieve the maximum pension of 2/3rds of their salary at normal retirement age after 40 years service.

For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings, excluding Director's fees, is payable, plus a return of member's contributions. In addition, a pension of 50% of the member's prospective pension at the age of 60, based on pensionable earnings at death, is payable to a surviving spouse providing the couple were married before retirement. On death before retirement after leaving the scheme, a benefit of 50% of the member's deferred pension, re-valued to the date of death, is payable to a surviving spouse. For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension is payable. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education).

Subject to the Trustees' approval, early retirement may be granted from the age of 50, or at any age due to ill-health. The pension is calculated at the date of retirement based on accrued pensionable service and final pensionable earnings at that date. The pension will then be actuarially reduced to take account of early payment by an amount of 0.25% for each complete month before normal retirement date. The Company and the Trustees have agreed that if Mr A J Applegarth or Mr D F Baker (having attained age 55) retire with the consent of the Company they will receive immediate payment of their accrued pension without the application of an actuarial reduction. If Mr Applegarth or Mr Baker elect to retire after attaining the age of 55 without the consent of the Company they will receive an immediate pension being the accrued deferred pension reduced by 3% for each year or proportionate part thereof by which retirement precedes age 60.

Post retirement increases to pensions arising from membership of the defined benefit scheme are guaranteed each year at the rate of 3% per annum compound, subject to any guaranteed minimum pension. Pension benefits accrued after 5 April 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

In addition to the normal scheme increases, and subject to the defined benefit scheme fund having adequate resources, the Trustees may award further discretionary increases each April.

Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which the Company does not contribute.

The Company also operates an unapproved unfunded arrangement for Mr Bennett (which is provided for in the Company's accounts and maintains pension entitlement from previous employment) to provide additional benefits to the main scheme. The unfunded arrangement is designed to ensure that the individual (or his spouse) will receive the level of pension benefit in respect of his eligible earnings in excess of the pensions "earnings cap", currently £102,000 (2003/04 - £99,000) per annum, which are not pensioned by the Northern Rock Pension Scheme. Mr Bennett contributes 5% of his basic salary including those earnings in excess of the earnings cap. Mr Bennett's pension will accrue at the rate of 1/36th of pensionable earnings for each year (and pro rata for each part year) of pensionable service from 1 November 1993 (date joined pension scheme). In addition, all pension calculations shall include pensionable service brought forward from previous employers of 19 years 5 months at a rate of accrual of 1/60th per annum and 5 years 1 month at a rate of accrual of 1/36th per annum.

The total of the pension provided for Mr Bennett at normal retirement date or at any age after his 55th birthday, where the retirement is by mutual consent or at the Company's request, shall be the maximum of two thirds of his uncapped final pensionable earnings. If retirement occurs prior to age 60 without the consent of the Company, he may elect to receive an immediate pension being the accrued deferred pension with a maximum of two thirds of his uncapped final pensionable earnings reduced by 3% for each year (and proportionate for each part thereof) by which retirement precedes age 60. The aggregate of pension increases to be provided whether in deferment or in payment shall be the greater of 5% per annum or RPI, subject to any guaranteed minimum pension and the increases as granted by the Trustees of the scheme inclusive of any discretionary increases.

Should Mr Bennett die in service or in receipt of benefits under the Company's Permanent Health Insurance Scheme prior to age 60, a lump sum shall be paid of four times his earnings at death plus a return of his contributions. In addition, if he leaves a surviving spouse she shall receive a pension of four ninths of his uncapped final pensionable earnings. Any child or children under the age of 25 receiving full-time education would receive an allowance of one half of the entitlement of the surviving spouse. Should Mr Bennett die whilst in receipt of a pension prior to age 60, a lump sum of four times his earnings at retirement shall be payable. On death in receipt of a pension, any surviving spouse would receive a pension of two thirds of the pension Mr Bennett would have been receiving at death, ignoring any pension commuted for a tax free cash sum.

Any income tax or other related tax due on the Company's contribution to the unfunded arrangement which, under an uncapped arrangement, would not have been paid by Mr Bennett, will be borne by the Company up to two thirds of the contribution amount. In addition, any income tax or related tax due on the cash sum commutation will be borne by the Company up to two thirds of the commutation amount.

BENEFITS IN KIND

Each Executive Director is provided with company car and medical insurance benefits. The Executive Directors had as employees of Northern Rock Building Society (or in the case of Mr K M Currie and Mr A M Kuipers as employees of the Company prior to their appointment as Directors), entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given to an Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr D F Baker and Mr R F Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr A J Applegarth, Mr A M Kuipers and Mr K M Currie) a payment in lieu of notice equal to such amount. Mr Applegarth, Mr Baker and Mr Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment and receive a liquidated damages payment calculated on the same basis. The terms of reference of the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances to mitigate the amount of termination payments made to Executive Directors.

POLICY ON EXTERNAL NON-EXECUTIVE DIRECTORSHIPS HELD BY EXECUTIVE DIRECTORS

Executive Directors are permitted to hold one external non-executive directorship unrelated to the Company's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. On this basis, Mr R F Bennett is a Non-Executive Director of Greggs plc, and Mr Bennett was entitled to fees of £28,000 from that company in respect of 2004.

PERFORMANCE GRAPHS

The performance graphs set out below illustrate the Group's Total Shareholder Return ("TSR") performance over the preceding five years, 2000 to 2004, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001, and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001. The FTSE 350 Index has been included because members of this index comprise the comparator group for long term incentive plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.

FTSE 100


TSR %
60
50
40
30
20
10
0
-10
-20
-30

	2000 (%)	2001 (%)	2002 (%)	2003 (%)	2004(%)
Northern Rock ——	+14	+51	+8	+12	+13
FTSE 100 ——	-8	-14	-22	+18	+11

FTSE 350


TSR %
60
50
40
30
20
10
0
-10
-20
-30

	2000 (%)	2001 (%)	2002 (%)	2003 (%)	2004(%)
Northern Rock ——	+14	+51	+8	+12	+13
FTSE 350 ——	-6	-13	-23	+20	+13

SERVICE CONTRACTS

Mr A J Applegarth is employed under a service contract with the Company dated 1 March 2001. Mr Applegarth's current annual salary is £625,000, and he is entitled under the contract to participation in the Company's bonus scheme, a company car (or allowance in lieu), membership of the Company's pension scheme, life assurance cover equal to four times salary, permanent health insurance, private medical insurance cover and the continuation of a mortgage at a concessionary rate (which was granted before the Company's conversion to plc status). Mr Applegarth's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months notice given by the Company and 6 months notice given by Mr Applegarth. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(i) 100 per cent of basic annual salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits to which Mr Applegarth is entitled under his contract.

In addition, Mr Applegarth may elect to terminate the contract on one month's notice given within six months following a change of control of the Company. In these circumstances, Mr Applegarth would become entitled to a lump sum payment equal to the aggregate of:

(i) 100 per cent of basic annual salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits specified in his service contract.

Mr R F Bennett is employed under a service contract with the Company dated 26 August 1997, which was amended by a

supplemental agreement dated 12 March 1998. Mr Bennett's current annual salary is £390,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth, save that Mr Bennett is entitled to special pension arrangements which are described on page 22.
Mr Bennett's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Bennett. The Company may at its discretion elect to terminate the contract early by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Applegarth's post-change of control liquidated damages entitlement.

In the event of a change of control of the Company, Mr Bennett may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr D F Baker is employed under a service contract with the Company dated 26 August 1997, which was amended by supplemental agreements dated 12 March 1998 and 1 July 1999. Mr Baker's current annual salary is £390,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth (save that Mr Baker has repaid the mortgage awarded to him before the Company's conversion to plc status, and is not entitled to a further mortgage on concessionary terms).
Mr Baker's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Baker. The Company may elect to terminate the contract by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Bennett. In the event of a change of control of the Company, Mr Baker may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr K M Currie and Mr A M Kuipers are each employed under service contracts with the Company, dated 5 January 2005. Their current annual salaries are £270,000, and they are entitled under the terms of their contracts to participate in the Company's bonus scheme, to receive a company car and expenses (or a monthly car allowance), membership of the Company's pension scheme, life assurance cover equal to four times basic salary and the continuation of a concessionary mortgage (which was granted to them before they became directors of the Company). Their contracts are for an indefinite term ending automatically on their retirement (age 60). The contracts may however be terminated by 12 months' notice given by the Company and six months' notice given by the Directors.

The Company may at its discretion elect to terminate Mr Currie's and Mr Kuipers' contracts by making a payment in lieu of notice equal to:

(i) 100 per cent of basic salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits to which they are entitled under their contracts.

The payment in lieu of notice payments may be made in phased instalments at the Company's discretion.

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The remuneration of the Chairman is determined by the Remuneration Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

The Chairman's annual fee is £150,000. The Senior Independent Non-Executive Director's annual fee is £49,500. Non-Executive Directors receive an annual fee of £28,500. The fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees is £2,500 or, where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to them is £12,500.

Subject to shareholder approval at the Annual General Meeting of an increase in the aggregate cap on fees payable to Non-Executive Directors, with effect from 26 April 2005:

(a) the Chairman's annual fee will be increased to £250,000;

(b) the Senior Independent Non-Executive Director's annual fee will be increased to £55,000;

(c) the Non-Executive Directors' annual fee will be increased to £40,000;

(d) the annual fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees will be increased to £3,500; and

(e) where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable will be increased to £13,000.

These proposed revised fees for the Chairman and Non-Executive Directors were determined after consideration of a report by Watson Wyatt LLP on the fees paid for similar roles at banks in the FTSE 100 Index, and for Companies positioned 51-75 in the FTSE 100 Index.

The Chairman and Non-Executive Directors serve the Company under letters of appointment, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Group and it is the Group's policy that they do not participate in bonus, incentive or pension schemes. However, Sir George Russell, who also served on the Board of Northern Rock Building Society, (see page 25) is a deferred member of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits after 30 June 1997.

INFORMATION SUBJECT TO AUDIT

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration is set out below:

Non-Executive Directors	**2004**	2003
	£000	£000
Dr M W Ridley (Chairman)	**127**	77
N A H Fenwick	**36**	5
Sir Ian Gibson	**38**	36
N Pease	**43**	36
Sir George Russell*	**53**	46
Sir Derek Wanless	**51**	36
Sir John Riddell, Bt.(retired 27 April 2004)	**50**	150
Sir David Chapman, Bt. (retired 27 April 2004)	**12**	36
	410	422

*Sir George Russell is a deferred member of the Northern Rock Building Society non-contributory pension scheme, which ceased to accrue benefits after 30 June 1997. This deferred pension commences on retirement as a Non-Executive Director or 25 October 2005, whichever is earlier and for 2004 was valued at £11,470 (2003 £10,771). In line with the scheme rules this will increase to £12,229 per annum in October 2005.

Executive Directors	**Chief Executive**	**Chief Operating Officer**	**Group Finance Director**	
	A J Applegarth	**D F Baker**	**R F Bennett**	**Total**
	£000	**£000**	**£000**	**£000**
2004				
Salaries and fees	**565**	**375**	**375**	**1,315**
Bonus	**368**	**244**	**244**	**856**
Total remuneration	**933**	**619**	**619**	**2,171**
Non cash benefits	**13**	**11**	**18**	**42**
Total emoluments	**946**	**630**	**637**	**2,213**
2003				
Salaries and fees	525	350	350	1,225
Bonus	394	263	263	920
Total remuneration	919	613	613	2,145
Non cash benefits	13	10	17	40
Total emoluments	932	623	630	2,185

There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

The nature of the non-cash benefits is set out on page 22.

BONUS MATCHING PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the bonus matching plan by year of grant are as follows:

Rights under bonus matching plan

	Date granted	Rights held under plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under plan at 31 Dec 04	Date of end of qualifying period
A J Applegarth	Feb 01	18,663	-	4.65	(18,663)	-	-
	Jan 02	23,723	-	6.66	-	23,723	Jan 05
	Jan 03	52,253	-	6.10	-	52,253	Jan 06
	Jan 04	-	53,208	7.40	-	53,208	Jan 07
D F Baker	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	21,621	-	6.66	-	21,621	Jan 05
	Jan 03	38,728	-	6.10	-	38,728	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
R F Bennett	Feb 01	22,273	-	4.65	(22,273)	-	-
	Jan 02	21,621	-	6.66	-	21,621	Jan 05
	Jan 03	38,728	-	6.10	-	38,728	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
L P Finn (former Director)	Feb 01	35,433	-	4.65	(35,433)	-	-

The value of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2004 £718,646 was charged to the profit and loss account (2003 £561,246).

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	47,618
D F Baker	31,605
R F Bennett	31,605
K M Currie (appointed 5 January 2005)	18,120
A M Kuipers (appointed 5 January 2005)	18,120

Rights vested under bonus matching plan during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	18,663	Feb 01	4.65	Feb 04	7.40
D F Baker	19,658	Feb 01	4.65	Feb 04	7.40
R F Bennett	22,273	Feb 01	4.65	Feb 04	7.40
L P Finn (former Director)	35,433	Feb 01	4.65	Feb 04	7.40

Rights were released in January 2005 at £7.73 per share as follows:

A J Applegarth	23,723
D F Baker	21,621
R F Bennett	21,621
K M Currie (appointed 5 January 2005)	9,383
A M Kuipers (appointed 5 January 2005)	9,383

There were no variations made in the terms and conditions of the Scheme interests during 2004.

The value of the bonus matching award is derived from the annual bonus criteria (relating to the year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. The release of bonus matching share awards at the end of the three year restricted period is not dependent on satisfaction of a further performance condition. For awards in 2005 and subsequent years, subject to shareholder approval at the 2005 AGM, the value of any bonus matching share awards will be dependent on the Group achieving real EPS growth of 3% per annum over the three years prior to their release.

DEFERRED SHARE SCHEME

Details of the Ordinary Shares over which the Directors have conditional rights under the deferred share scheme by year of grant are as follows:

	Date of grant	Rights held under the plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under the plan at 31 Dec 04	Date of end of qualifying period
A J Applegarth	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	27,778	-	6.66	-	27,778	Jan 05
	Jan 03	52,254	-	6.10	-	52,254	Jan 06
	Jan 04	-	53,208	7.40	-	53,208	Jan 07
D F Baker	Feb 01	19,658	-	4.65	(19,658)	-	-
	Jan 02	21,622	-	6.66	-	21,622	Jan 05
	Jan 03	38,730	-	6.10	-	38,730	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07
R F Bennett	Feb 01	22,273	-	4.65	(22,273)	-	-
	Jan 02	21,622	-	6.66	-	21,622	Jan 05
	Jan 03	38,730	-	6.10	-	38,730	Jan 06
	Jan 04	-	35,472	7.40	-	35,472	Jan 07

The value of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2004 £727,662 was charged to the profit and loss account (2003 £571,805).

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	47,618
D F Baker	31,605
R F Bennett	31,605
K M Currie (appointed 5 January 2005)	18,120
A M Kuipers (appointed 5 January 2005)	18,120

Rights vested under deferred share scheme during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	19,658	Feb 01	4.65	Feb 04	7.40
D F Baker	19,658	Feb 01	4.65	Feb 04	7.40
R F Bennett	22,273	Feb 01	4.65	Feb 04	7.40

There were no variations in the terms and conditions of the scheme interests during 2004.

Rights were released in January 2005 at £7.73 per share as follows:

A J Applegarth	27,778
D F Baker	21,622
R F Bennett	21,622
K M Currie (appointed 5 January 2005)	9,384
A M Kuipers (appointed 5 January 2005)	9,384

The value of any deferred share award is derived from annual bonus criteria (relating to year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. The release of deferred share awards at the end of the three year restricted period is not dependent on satisfaction of a further performance condition. For awards in 2005 and subsequent years, subject to shareholder approval at the 2005 AGM, the value of any deferred share awards will be dependent on the Group achieving average real EPS growth of 3% per annum over the three years prior to their release.

LONG TERM INCENTIVE PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the long term incentive plan by year of grant are as follows:

Rights under long term incentive plan

	Date granted	Rights held under plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under plan at 31 Dec 04	Date of end of performance period
A J Applegarth	Feb 01	44,516	-	4.65	(44,516)	-	-
	Jan 02	63,814	-	6.66	-	63,814	Jan 05
	Jan 03	86,066	-	6.10	-	86,066	Jan 06
	Jan 04	-	76,351	7.40	-	76,351	Jan 07
D F Baker	Feb 01	44,516	-	4.65	(44,516)	-	-
	Jan 02	47,297	-	6.66	-	47,297	Jan 05
	Jan 03	57,377	-	6.10	-	57,377	Jan 06
	Jan 04	-	50,676	7.40	-	50,676	Jan 07
R F Bennett	Feb 01	50,436	-	4.65	(50,436)	-	-
	Jan 02	47,297	-	6.66	-	47,297	Jan 05
	Jan 03	57,377	-	6.10	-	57,377	Jan 06
	Jan 04	-	50,676	7.40	-	50,676	Jan 07
L P Finn (former Director)	Feb 01	26,746	-	4.65	(26,746)	-	-

Rights vested during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	44,516	Feb 01	4.65	Feb 04	7.40
D F Baker	44,516	Feb 01	4.65	Feb 04	7.40
R F Bennett	50,436	Feb 01	4.65	Feb 04	7.40
L P Finn (former Director)	26,746	Feb 01	4.65	Feb 04	7.40

The value of conditional awards is charged to the profit and loss account over the three year performance period to which they relate after taking account of the probability of performance criteria being met. In 2004 £879,251 was charged to the profit and loss account (2003 £874,716).

The gross awards granted in 2002 shown above, matured in January 2005 and led to the release at £7.73 per share of 72.7% of shares originally awarded. Subject to the performance criteria being met, other awards may be exercised during the three month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	80,854
D F Baker	50,453
R F Bennett	50,453
K M Currie (appointed 5 January 2005)	34,929
A M Kuipers (appointed 5 January 2005)	34,929

There were no variations made in the terms and conditions of the plan interests during 2004. The number of shares comprised in an award is calculated by reference to a percentage of salary, up to a maximum of 100% of salary. Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance is measured over a three year period on the basis of Total Shareholder Return, comparing the Company's performance to that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, the Company's Total Shareholder Return will be compared to that of other companies in the FTSE 100 Index at the date of the award. See page 20 for further details.

PENSIONS

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at 31 Dec 04	Years & months of service at 31 Dec 04	Accrued pension entitlement at 31 Dec 04 (Per Annum) £	Accrued pensiom entitlement at 31 Dec 03 (Per Annum) £	Additional pension entitlement earned in year £	Additional pension entitlement earned in year (in excess of inflation) £
A J Applegarth	42	21 years 2 months	199,319	176,458	22,861	17,920
D F Baker	51	27 years 7 months	195,833	176,458	19,375	14,434
R F Bennett	57	11 years 2 months	250,000	233,333	16,667	10,133

	Transfer value of accrued pension entitlement at 31 Dec 04 £	Transfer value of accrued pension entitlement at 31 Dec 03 £	Increase in transfer value less Directors' contributions £	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions) £
A J Applegarth	1,471,285	1,216,374	226,661	103,438
D F Baker	2,368,096	1,979,205	370,141	155,450
R F Bennett	4,415,009	3,789,807	606,452	160,582

The accrued pension entitlement is the amount that the Director would receive if he retired at the end of the year. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr R F Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2004 of £250,000. This is based on his total pensionable service of 11 years 2 months and his pensionable service of 19 years 5 months at the rate of accrual of 1/60th per annum and 5 years 1 month at the rate of accrual of 1/36th and his pensionable earnings above the earnings cap. The contributions cost during the year in respect of this unfunded arrangement amounted to £84,862 for the Company and £13,688 for Mr Bennett.

DIRECTORS' INTERESTS IN SHARES

The following Directors held a beneficial interest in the Company's Ordinary Shares:

				Contingent interests		
	At 22 Feb 05	**At 31 Dec 04 (or date of appointment)**	**At 31 Dec 03**	**At 22 Feb 05**	**At 31 Dec 04 (or date of appointment)**	**At 31 Dec 03**
Non-Executive Directors						
Dr M W Ridley	26,200	26,200	26,200	-	-	-
N A H Fenwick	1,500	1,500	-	-	-	-
Sir Ian Gibson	5,000	5,000	2,000	-	-	-
N Pease	8,350	8,350	8,350	-	-	-
Sir George Russell	36,755	36,755	36,755	-	-	-
Sir Derek Wanless	20,500	20,500	20,500	-	-	-
Sir John Riddell, Bt. (retired 27 April 2004)			10,000			-
Sir David Chapman, Bt. (retired 27 April 2004)			5,620			-
M J Queen (appointed 5 January 2005)	-	-		-	-	
Executive Directors						
A J Applegarth	93,177	79,668	58,941	549,430	488,655	388,725
D F Baker	64,819	59,657	52,458	370,118	346,995	309,207
R F Bennett	64,813	59,652	63,380	370,118	346,955	320,357
K M Currie (appointed 5 January 2005)	38,852	32,889		217,811	187,031	
A M Kuipers (appointed 5 January 2005)	37,641	31,678		217,811	187,031	

Contingent interests represent Ordinary Shares over which the Directors have conditional rights under the bonus matching plan, the deferred share scheme and the long term incentive plan which is subject to stringent performance criteria being met as described above. Contingent interests on 22 February 2005 includes awards made since 31 December 2004 under the bonus matching plan, the deferred share scheme and the long term incentive plan for periods commencing on or after 1 January 2004.

DIRECTORS' SHARE OPTIONS

Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2004 to 31 December 2004 are as follows:

	Option type	At 31 Dec 03	Exercised in 2004	Exercise price £	At 31 Dec 04 (or date of appointment)	Date from which first exercisable	Expiry date
A J Applegarth	Sharesave 2	7,848	-	2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme	4,854	(4,854)	6.18	-	-	-
D F Baker	Sharesave 2	7,848	-	2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme	4,854	(4,854)	6.18	-	-	-
R F Bennett	Sharesave 3	1,580	-	5.98	1,580	1 May 06	1 Nov 06
K M Currie	Sharesave 2			2.15	7,848	1 May 05	1 Nov 05
(appointed 5 January 2005)	Share Option Scheme			6.18	4,854	1 Jun 01	1 Jun 08
A M Kuipers (appointed 5 January 2005)	Sharesave 2			2.15	8,546	1 May 07	1 Nov 07

For each unexercised option at the end of the year, the market price of each share at 31 December 2004 was £7.815, the highest market price during the year was £7.94 (20 December 2004) and the lowest market price during the year was £6.865 (11 August 2004).

On 30 January 2004 A J Applegarth and D F Baker each exercised and sold 4,854 Share Option Scheme shares at a price of £7.40.

The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2004 as follows:

(i) Northern Rock Employee Trust holds 5,779,139 shares (31 December 2003 – 6,433,225 shares);

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 2,054,261 shares (31 December 2003 – 2,056,063 shares); and

(iii) Northern Rock Trustees Limited holds 511,241 shares (31 December 2003 – 749,729 shares).

No Executive Director option terms were varied during 2004 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director paid £250 per month.

Options listed in the table above are Inland Revenue approved schemes. The Employee Share Option Scheme was subject to an EPS target which was met in 2004. Options under the Sharesave Scheme do not have any performance conditions.

Nichola Pease
Chairman, Remuneration Committee
22 February 2005

COMMUNITY AND ENVIRONMENTAL REPORT

REPORTING

The Company's website contains detailed information on corporate, social and environmental activities and is our main reporting medium. Updated quarterly, the website contains reports from current and previous years. A hard copy summary of significant events and achievements during 2004 has been produced and is available on request from the Company Secretary. Northern Rock's approach to managing Corporate Social Responsibility (CSR) issues and some notable aspects of 2004 performance are outlined here.

MANAGEMENT OF CSR

The Chief Operating Officer provides Board level representation and leadership of CSR.

Development and implementation of our CSR Policy is now carried out by six working groups made up of senior staff from across the Company. A launch event was held on formation of the groups, led by the Chief Operating Officer, setting out the corporate approach and aims for CSR.

A CSR Department co-ordinates and monitors operational activities and reporting on CSR.

ENGAGEMENT

We continued our engagement with stakeholders and research organisations although this is an area where we need to be selective to ensure effective use of resources.

Contractor evaluation systems were developed further to ensure that our working partners operate to acceptable standards.

GOVERNANCE AND ACCOUNTABILITY

Northern Rock's approach to compliance with the Combined Code was delivered in a presentation to shareholders by the Chairman which was broadcast on our website.

CSR risks were reviewed as part of the formal corporate risk management process and are included in our operational risk monitoring and reporting systems.

BUSINESS ETHICS AND HUMAN RIGHTS

Our Code of Conduct was reviewed and the revised version published on the Company's website.

Existing training on awareness and prevention of money laundering was supplemented by refresher training for senior management.

The Company reviewed its obligations under public interest disclosure, strengthening the policy to protect staff in the event of 'whistle blowing'.

WORKPLACE

We continued to demonstrate pro-active and sustained commitment to equality in employment, working with various organisations to provide opportunities for individuals from diverse groups and ensure our workforce is representative of the community. Specific initiatives included increasing the numbers of disabled staff, assisting the long-term unemployed to find work, support for refugee programmes, ensuring best practice in diversity and racial equality and support for the Age Positive Campaign.

Worklife Balance activities were geared towards improved flexibility and the move away from core hours. Lifestyle working extends to all graded staff, including managers.

Training and education remain key features of staff development and in 2004 we carried out the largest training exercise we have ever undertaken, delivering a Customer Service training programme to all staff, led by the Chief Executive and Chief Operating Officer.

We supported the Government sponsored National Learning Day by holding our own Learning Week, with activities available to all staff. Personal development was further encouraged through wider availability of e-learning materials.

In Health and Safety, we implemented a new management system, focusing on key risk areas. Progress was tested by participation in the Corporate Health and Safety Performance Index (CHASPI) pilot exercise, where we recorded sector-leading results.

MARKETPLACE

Affordability of loans for customers is a key aspect of responsible lending. Enhanced procedures for the certification of affordability were introduced and are followed by our sales force and intermediaries.

A programme of work continued to ensure that we comply with all relevant aspects of the Disability Discrimination Act.

Surveys of customers who transferred to Northern Rock on our acquisition of Legal & General Bank in 2002, continued in 2004, with positive results recorded.

More detailed information on our Marketplace activities is set out in the Operating and Financial Review.

COMMUNITY

The annual donation of 5% of pre-tax profits to The Northern Rock Foundation is the biggest single contribution we make to the communities in which we operate. In 2004, this amounted to £21.6 million.

Northern Rock staff contribute to many charitable causes and community activities, notably the corporate charity which is chosen by staff on an annual basis. In 2004, the Children's Wish Foundation was selected and staff raised over £100,000, matched by The Northern Rock Foundation.

ENVIRONMENT

Positive recognition for our well-developed environmental management systems included retention of our Premier League status in the Business in The Environment Index.

Our largest sites operated on renewable energy until contracts ended in October. When renewing our energy contracts, we were unable to obtain renewable energy but secured energy exempt from climate change levy for the whole portfolio.

A review of secure paper recycling methods yielded significant cost savings whilst maintaining data protection compliance.

A transport survey of all staff working at our Gosforth Head Office showed that use of alternative forms of transport had increased in recent years, whilst driver-only car journeys had reduced. Further development and promotion of travel plans for Head Office were carried out using feedback from the survey.

THE NORTHERN ROCK FOUNDATION

Since 1997 Northern Rock plc has donated nearly £120 million to The Northern Rock Foundation, which was established following Northern Rock Building Society's conversion to a public limited company. The Company covenants 5% of its pre-tax profit each year to the Foundation. By percentage of profits Northern Rock is the UK's 3rd biggest corporate donor (as reported in 'The Giving List', the Guardian, November 2004).

The Foundation is an independent grant-making trust supporting charitable causes in Cumbria, Northumberland, Tyne and Wear, Durham and the Tees Valley. Its primary aim is to help improve the conditions of those disadvantaged in society. 2004 was the Foundation's seventh year of operation. During the year its Trustees awarded 329 grants worth £17.3 million and invested a further £8.2 million in two special initiatives: tackling domestic violence and reducing re-offending. Since 1997 the Foundation has awarded grants worth more than £92.6 million.

In 2004 the Foundation's Trustees continued the grant programmes introduced in the previous year, and maintained their policy of funding activities exclusively in the North East and Cumbria. The majority of the Foundation's grants targeted social and economic disadvantage. The Prevention, Regeneration and Basics programmes dealt with a broad range of issues, including prejudice and discrimination, the decline of decent community facilities, youth disaffection, tackling economic inactivity, development of social enterprises, mental ill-health and welfare advice.

During the year the Foundation maintained its role as a major funder of cultural activity in the region. Through its Aspiration and Capital programmes it made grants worth £4.8 million for high profile arts, heritage, environment and sport organisations. The Foundation also became a key partner in the Culture 10 initiative, a ten-year programme of high profile cultural activity focused on Newcastle Gateshead, but including other parts of the North East. The Foundation has committed £2 million from its existing Aspiration programme to projects brought forward under the Culture 10 banner up to 2006.

In 2004 the Foundation made its third Writer's Award, one of the largest literary prizes in the UK, which it runs in partnership with New Writing North. The 2004 winner was Newcastle-based poet Tony Harrison. Tony said:

"The Northern Rock Foundation Writer's Award could not have come at a better time in my career. I need to look back on my poetic ventures, make sense of them as a whole and move forward... and to experiment without external demands. The award makes all this finally possible and I am extremely grateful to The Northern Rock Foundation."

The Foundation continued to play a key role in regional and national developments in the grant-making world. It was a founder member of a campaign to raise awareness of, and seek solutions to the problems arising from the decline and disappearance of a number of national funding streams that have supported social and economic regeneration in the region. Under its loan scheme, introduced in 2003, the Foundation invested £968,000 in organisations to provide working capital, and to purchase assets. The Foundation also played a lead role in the consortium running the Government's £125 million Futurebuilders fund, designed to strengthen the capacity of voluntary organisations to deliver public services. The Foundation's Director is Vice-Chair of the Futurebuilders' Board, a Trustee sits on its investment committee and a member of staff is seconded to manage its investment team.

The Foundation also runs a scheme to match every pound donated to charities by Northern Rock employees. Some of the money comes from the Give as You Earn (GAYE) scheme through which employees donate a regular monthly sum from their salary, also attracting a small government subsidy. But by far the majority of the donations come from the fundraising efforts of staff members. In 2004 the seven-year total raised by staff when matched by the Foundation reached £2 million. The total raised and matched in 2004 was £264,000.

The Trustees expect to maintain the current grant programmes in 2005, although particular priorities within them may change.

More information about the Foundation is available from:

The Northern Rock Foundation,
The Old Chapel, Woodbine Road, Gosforth,
Newcastle upon Tyne, NE3 1DD

Telephone: 0191 284 8412, Fax: 0191 284 8413
e-mail: generaloffice@nr-foundation.org.uk
Web: www.nr-foundation.org.uk

Grant programmes 2004 approved amounts:



Awards £	Programme
4,014,000	Prevention
3,084,000	Regeneration
2,960,000	Basics
1,461,000	Better Sector
2,558,000	Aspiration
2,249,000	Cultural Capital
458,000	Exploration
520,000	Exceptional
£17,304,000	
8,173,000	Special Initiatives
968,000	Loans
385,000	Other
£26,830,000	**Total Investment**

OVERVIEW

Profit before tax for the year increased by 11.5% to £431.2 million and profit after tax increased by 11.6% to £306.2 million. The 2003 results have been restated to reflect a change in accounting policy following the adoption of UITF 38 – Accounting for ESOP Trusts, resulting in an increase in staff costs and a decrease in profit of £0.2 million. On a like-for-like basis (excluding from the 2003 restated results, the £5.6 million non-recurring costs associated with the closure of certain branches, the £7.3 million surplus on the disposal of the credit card portfolio together with a £3.6 million contribution prior to its sale, and the effect on the covenant to The Northern Rock Foundation), both profit before tax and profit after tax increased by 13.0%. Return on equity in 2004 was 21.3% compared with a restated 21.9% in 2003. Reported earnings per share grew to 74.1p in 2004 (2003 - restated 66.6p), an increase of 11.3%.

	2004	2003		
		Reported (Restated)	Adjustments	Like-for-Like (Restated)
	£m	£m	£m	£m
Total income	730.9	659.7	(10.9)	648.8
Administrative expenses				
Operating	(203.5)	(178.0)	-	(178.0)
Non-recurring	-	(5.6)	5.6	-
Covenant to The Northern Rock Foundation	(21.6)	(19.3)	0.3	(19.0)
Total administrative expenses	(225.1)	(202.9)	5.9	(197.0)
Depreciation of tangible fixed assets	(19.0)	(16.5)	-	(16.5)
Amortisation of goodwill	(3.6)	(3.6)	-	(3.6)
Operating expenses	(247.7)	(223.0)	5.9	(217.1)
Provisions for bad and doubtful debts	(56.5)	(48.7)	-	(48.7)
Provisions against fixed asset investments	4.5	(1.4)	-	(1.4)
Profit on ordinary activities before tax	431.2	386.6	(5.0)	381.6
Tax on profit on ordinary activities	(125.0)	(112.2)	1.5	(110.7)
Profit on ordinary activities after tax	306.2	274.4	(3.5)	270.9
Dividends	(110.0)	(96.3)	-	(96.3)
Profit retained for the period	196.2	178.1	(3.5)	174.6

Assets under management, including loans and advances subject to securitisation, at 31 December 2004 amounted to £64.9 billion, an increase of 24.9% (2003 – restated £51.9 billion). Net assets, including the securitised bonds (shown as a deduction from assets) grew by 15.3% to £42.8 billion (2003 - restated £37.1 billion).

TOTAL INCOME

	2004	2003
	£m	£m
Net interest income	466.9	450.7
Other income	264.0	201.7
Total underlying income	730.9	652.4
Surplus on sale of credit card portfolio	-	7.3
Total income	730.9	659.7
Total income : mean total assets (underlying)	1.83%	1.87%
Total income : mean total assets	1.83%	1.89%
Total income : mean assets under management (underlying)	1.25%	1.39%
Total income : mean assets under management	1.25%	1.41%

OPERATING AND FINANCIAL REVIEW (continued)

Total reported income in 2004 amounted to £730.9 million (2003 - £659.7 million), an increase of 10.8%. Underlying total income amounted to £730.9 million an increase of 12.0%. On the same basis, total income as a proportion of mean total assets at 1.83% shows only a slight reduction from 1.87% for 2003. The ratio of underlying total income to mean total assets under management at 1.25% remained unchanged compared with the first half of 2004, having eased from an underlying 1.39% in 2003.

INTEREST SPREAD AND MARGINS

	2004 £m	2003 £m
Interest receivable	2,989.4	2,153.8
Interest payable	(2,522.5)	(1,703.1)
	466.9	450.7
Average balances		
Interest bearing assets	57,071.3	46,435.1
Interest bearing liabilities	55,957.2	45,570.6
Interest margin	0.82%	0.97%
Interest spread	0.73%	0.90%

Interest receivable and payable represent amounts reported in the Profit and Loss account, adjusted to transfer securitisation interest payable to interest payable, and include income from equity shares and other variable yield securities in interest receivable. Interest bearing assets and liabilities have been adjusted for securitised assets and non-recourse finance and interest bearing assets include equity shares and other variable yield securities.

Interest margin has been calculated by reference to average interest earning assets. Interest spread represents the difference between interest receivable as a % of average interest earning assets and interest payable as a % of average interest bearing liabilities. Average balances have been calculated on a monthly basis.

In 2004 interest margin and spread were 0.82% and 0.73% respectively compared with 0.85% and 0.77% in the first half of the year (2003 full year - 0.97% and 0.90%). During the second half of 2004 spreads on lending were stable compared with the first half, consistent with the mix of lending volumes. Throughout 2004, liability spreads were, however, adversely affected by money market rates anticipating increases in bank base rate, resulting in a net increase in our cost of funding. The differential in rates is expected to return to more normal levels in 2005 as evidenced by the reduction in money market rates towards the end of 2004.

OPERATING EXPENSES

(excluding the covenant to The Northern Rock Foundation and amortisation of goodwill)

	2004 £m	2003 (Restated) £m
Staff costs	119.3	101.0
Other expenses	84.2	77.0
Depreciation	19.0	16.5
Total underlying expenses	222.5	194.5
Non-recurring costs	-	5.6
Total operating expenses	222.5	200.1

Non-recurring costs in 2003 represent costs incurred in relation to the closure of certain branches.

Total operating expenses amounted to £222.5 million representing an increase of 14.4% over 2003 underlying operating expenses of £194.5 million (excluding one off costs of £5.6 million relating to the closure of certain branches). The increase of 14.4% compares with an increase in assets under management of 24.9% and total income of 12.0% on an underlying basis, resulting in a cost to assets under management ratio of 0.38% (2003 underlying - 0.41%) and cost to income ratio of 30.4% (2003 underlying - 29.8%).

Included in 2004 operating expenses are £3.6 million incremental costs in relation to increased regulatory requirements. Excluding these additional costs, the cost to assets under management ratio would have been 0.37% and the cost to income ratio 29.9%.

The full impact of additional regulatory costs, which will affect all UK banks, will amount to around £10.0 million for Northern Rock in 2005. Our competitive advantage of cost efficiency remains in place as do our targets of improving our cost ratios by growing costs at less than the rate of growth of income and between one half and two thirds the growth in assets under management.

SOCIAL RESPONSIBILITY - THE NORTHERN ROCK FOUNDATION

Northern Rock donates 5% of pre-tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. In addition, a £0.5 million donation is to be made by the Foundation to support the Asian tsunami aid relief. The donation from 2004 profits amounts to £21.6 million (2003 - £19.3 million), resulting in almost £120 million having been distributed since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

PROVISIONS FOR BAD AND DOUBTFUL DEBTS

The arrears position of our residential mortgage book has further improved despite the growth in mortgages under management. At 31 December 2004 there were 2,135 (2003 - 2,414) accounts three months or more in arrears representing only 0.37% (2003 - 0.45%) of all mortgage accounts, less than half the UK average at 31 December 2004 of 0.80%. The "together" secured advances default performance has also remained consistent, with three months plus arrears at 0.77% at 31 December 2004 (2003 - 0.77%). At 31 December 2004 181 properties, representing only 0.03% of all accounts were in possession compared with 179 (0.03%) at the end of 2003.

Standalone personal unsecured loan arrears are also significantly better than industry average, reflecting our policy of attracting high quality lending via our risk reward pricing. At 31 December 2004 only 1.04% of our standalone personal unsecured loans were three months or more in arrears (2003 - 0.98%) compared with an historic industry average of around 3%. Unsecured loans within the "together" brand continued to perform in line with the "together" secured advances and better than traditional personal unsecured loans with only 0.78% three months or more in arrears (2003 - 0.80%).

Our commercial loan portfolio also continued to perform well with only 0.31% of our commercial loans three months or more in arrears (2003 - 0.53%).

The charge for provisions for bad and doubtful debts amounted to £56.5 million for the year (2003 - £48.7 million) representing 0.18% of mean advances to customers (2003 - 0.19%). The combination of high quality lending, low interest rates, low arrears and strong house price inflation have continued to contain the levels of specific provisions required for residential mortgages. Provisions for the other secured lending portfolio have been maintained consistent with performance and expected economic conditions for this sector.

The growth in provision balances against our personal credit portfolios reflects growth in balances, the maturing nature of the portfolios and our continued prudent provisioning policy. As a result, general provisions are 47% (2003 - 51%) of total provision balances for these portfolios with total provision cover of 1.68% (2003 - 1.70%). Total provisions against our personal credit portfolios are considered appropriate given the quality and performance of our loans.

TAXATION

The tax charge for the year as a percentage of profit before tax was 29.0% (2003 - 29.0%). We anticipate, with a corporation tax rate of 30%, that the ongoing effective tax rate will be 29.0% to 30.0% in the medium term.

	%
Standard corporation tax rate for 2003	30.00
Effect of net non-taxable items	(0.33)
Adjustment to prior year tax provisions	(0.67)
Effective tax rate	29.00

LENDING

During 2004 Northern Rock has again achieved record levels of total lending. Total gross lending was £23,342 million, an increase of 34.8% (2003 - £17,315 million), with total net lending of £12,932 million, an increase of 51.9% (2003 - £8,514 million). Prospects for 2005 are good, with an opening pipeline of £5.1 billion, an increase of 31.8% (2004 opening - £3.9 billion). The opening residential lending pipeline at £4.7 billion represents an increase of 36.6% (2004 opening - £3.4 billion).

The UK residential lending market was particularly buoyant during the first half of 2004 with levels of both gross and net lending exceeding the equivalent period in 2003. Since then both gross and net lending and net awards have slowed, following the effect of 5 one quarter per cent increases in bank base rate since November 2003. By the end of 2004 annual house price inflation was at similar levels to that seen in 2003 although the second half of the year showed limited growth, providing clear evidence that house price inflation is slowing. With the level of housing transactions at the lower end of long term trends and house price inflation likely to be over for the time being, new residential lending is likely to show some contraction in 2005. Gross lending will, however, be supported by sustained levels of remortgage activity as customers seek to refinance to obtain better deals and to protect their personal budgets. Economic conditions remain supportive to the market with low inflation, low unemployment, low interest rates and consequently good affordability.

Against this background we achieved gross residential lending of £20,051 million (2003 - £15,212 million) and net residential lending of £11,383 million (2003 - £7,861 million), representing increases of 31.8% and 44.8% respectively. Our share of gross residential lending for the year was 6.8% and our market share of net residential lending was 11.2%. This compares with 5.8% and 8.2% respectively for the first half of 2004. Our share of redemptions was only 4.5%, again significantly lower than our closing share of mortgage stock of 5.5%. This was due to our pro-active customer retention process and our fair and transparent policy of allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

The low risk profile of our new lending has continued despite strong growth in volumes. The proportion of lending to first time buyers reduced to 21% (2003 - 23%) with 79% of new customers having a proven payment track record. The average Loan to Value ratio ("LTV") of new lending in 2004 remained similar to 2003 at around 75% and new lending below 90% LTV was 75% (2003 - 71%) of completions. The average indexed LTV of our mortgage book is now 53% (2003 - 55%) providing strong cover in the event of default. We have minimal exposure to large loans with only around 3.5% of new loans over £500,000 and we maintained an excellent geographic spread of lending.

We offer customers a wide range of innovative and attractive products including lifestyle products and traditional price-led products. Our lifestyle products comprise our "together" family of products, Lifetime Home Equity Release Mortgages ("HERM") and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Gross lending of "together" products amounted to £4.5 billion of which £3.8 billion were advances secured on residential property representing 20.7% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages remained around one fifth of our mortgage portfolio throughout 2004.

Our HERM range is aimed at homeowners aged over 60 who wish to utilise equity in their homes to enhance their lifestyle. Such lending accounted for 1.8% of gross new residential lending (2003 - 3.4%), with outstanding HERM balances representing 3.1% (2003 - 3.0%) of our year end mortgage balances.

Residential Buy to Let lending is focussed on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.0% (2003 - 2.4%) of our year end mortgage portfolio and for 6.4% (2003 - 1.7%) of gross new residential lending. This type of lending is likely to remain a niche part of our overall portfolio of lending and will be supported by demand following changes in pension legislation allowing rental properties to be included within investors' pension plans.

In total, our lifestyle products, which are margin enhancing, represented 28.9% (2003 - 30.1%) of our gross new residential lending and 25.3% (2003 - 25.4%) of year end mortgage balances.

Of our traditional price-led mortgage products, fixed-rate mortgages remained the most popular with 46.4% (2003 - 45.5%) of total new lending accounted for by short term fixed products up to two years, and 7.5% (2003 - 10.1%) by longer term fixes normally up to a maximum of seven years. This demand reflected customers' preferences to obtain certainty of monthly repayments during a period of rising interest rates.

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. During 2004 gross unsecured lending amounted to £2,792 million (2003 - £1,694 million) with net lending of £1,367 million (2003 - £569 million). Gross standalone unsecured lending amounted to £2,068 million (2003 - £1,130 million) with net lending of £1,104 million (2003 - £417 million). The increase in standalone unsecured lending over 2003 reflects the deliberate containment of such lending in the first half of 2003 with a return to the market in the second half of that year. At 31 December 2004 our unsecured lending balances were £4,669 million (2003 - £3,293 million) of which 40.3% (2003 - 48.7%) represented "together" unsecured advances.

We have continued to grow our commercial lending portfolio gradually, maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £499 million (2003 - £409 million) with net lending of £182 million (2003 - £84 million).

The composition of our lending portfolios has continued to be low risk. At the year end 88.7% of our loans under management were residential (2003 - 89.1%), 2.9% commercial secured loans (2003 - 3.3%) and only 8.4% (2003 - 7.6%) within our personal unsecured portfolios. This mix is not expected to significantly change going forward.

RETAIL FUNDING

Total retail deposit balances for the year increased by £896 million to £17,239 million (2003 - £16,343 million), an increase of 5.5%. This increase comprised a net inflow of retail funds for the year of £489 million plus interest credited of £407 million. In the second half of the year we achieved a net inflow of over £1.0 billion of retail funds, following a net outflow of £163 million in the first half, representing our best ever half year performance and clearly demonstrating the strength and diversity of our retail franchise.

The funding during the year was largely into our Silver Savings account launched in September 2004 for the over 50s which had attracted balances of over £1,250 million by the year end. Fixed rate bonds also remained popular. Balances in our Ireland based operation rose by 18.3% to £628 million, with £1,871 million (2003 - £1,875 million) in our Guernsey based off-shore vehicle.

NON-RETAIL FUNDING

Total net non-retail funding for the year amounted to £2,770 million with balances at 31 December 2004 amounting to £19,746 million (2003 - £16,976 million). Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base.

During 2004 we raised £3.4 billion medium term, wholesale funds from a variety of sources located globally, with specific emphasis on the US and Europe. A major feature was the increased utilisation of our US Medium Term Note programme from which we raised US$3.7 billion in both senior and subordinated form. Already in 2005 we have raised a further US$1.75 billion under this programme and in the remainder of the year plan to raise further non-retail funds, including possible issuances in Asia.

With regards to short term funding, key developments include the establishment of a €2.0 billion French Certificate of Deposit programme which provides access to domestic French investors. This programme had outstanding balances of €1.1 billion at the year end. Further diversification will be achieved in the current year with the intended establishment of a Canadian Commercial Paper programme.

SECURITISATION

Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During 2004 three issues were completed raising £11.1 billion. Diversification of our investor base continued with over 70% of the securitised bonds in 2004 being issued in US dollars or euros. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our on-balance sheet mortgages, ensuring that we are maintaining the quality of our balance sheet.

At 31 December 2004 assets under management subject to securitisation amounted to £22.3 billion (2003 - £15.7 billion), representing 40% (2003 - 36%) of our total lending portfolios.

In 2005 we have already raised a very well received £4.5 billion securitisation of residential mortgages. Our programmes will continue to be developed with further issues during 2005.

COVERED BOND

In the first half of 2004 we raised €2.0 billion from an inaugural covered bond issue from a newly established €10 billion programme. The covered bond is secured by a pool of ring-fenced residential mortgages which remain on-balance sheet as Northern Rock retains substantially all the risks and rewards associated with the loans.

DIVIDENDS

The interim dividend paid in October 2004 was 8.5p per share. The proposed final dividend of 18.0p per share is payable on 27 May 2005 to shareholders on the register on 29 April 2005. This results in a total dividend payable for the year of 26.5p per share (2003 - 23.3p), an increase of 13.7%.

CAPITAL

At 31 December 2004 total capital amounted to £3,239 million resulting in a total capital ratio of 14.0%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,015 million and the Tier 1 ratio 8.7%. The comparable ratios at 31 December 2003 were 14.3% and 9.0% respectively.

In the first half of 2004 we raised $700 million (£396 million equivalent) of Upper Tier 2 capital via our US Medium Term Note programme delivering an excellent diversification of capital from the US domestic market.

During 2004 we continued to embed our Basel II credit risk systems within our normal operational activities and remain on target to adopt the Retail Internal Ratings Based approach currently anticipated to commence on 1 January 2007. Significant investment is also being made in our Operational Risk management systems and in line with the FSA's expectations for the sector we intend to initially adopt the Standardised Approach to Operational Risk. We will closely examine the consultation paper from the FSA, issued at the end of January 2005, with a view to seeking approval for our proposed approaches as early as possible.

Our low risk balance sheet means that we expect to achieve significant reductions to the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result in future capital efficiencies subject to consultation with the FSA and credit rating agencies.

OPERATING AND FINANCIAL REVIEW (continued)

The table below analyses Northern Rock's capital resources at 31 December 2004 and 2003:

	2004 £m	2003 (Restated) £m
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Profit and loss account	1,403.9	1,201.9
Reserve capital instruments	300.0	266.3
Tier one notes	200.0	200.0
Goodwill	(27.1)	(30.7)
Total Tier 1 capital	2,014.8	1,775.5
Upper Tier 2		
Perpetual subordinated debt	746.4	350.3
Reserve capital instruments	-	33.7
General provisions	83.1	75.4
Total Upper Tier 2 capital	829.5	459.4
Lower Tier 2 capital		
Term subordinated debt	769.3	769.2
Total Tier 2 capital	1,598.8	1,228.6
Deductions	(374.7)	(190.5)
Total capital	3,238.9	2,813.6
Risk weighted assets	23,099.2	19,690.5
Tier 1 ratio (%)	8.7%	9.0%
Total capital (%)	14.0%	14.3%

POTENTIAL IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Northern Rock, along with all European Union listed companies will be required to prepare its financial statements under International Financial Reporting Standards ("IFRS") (sometimes referred to as International Accounting Standards) from 1 January 2005. In certain areas these standards represent a significant change from UK GAAP. A number of uncertainties currently exist concerning the adoption of the new standards and their impact on Northern Rock. In particular, the approach of the Financial Services Authority towards IFRS was outlined in Consultation Paper 04/17. The discussion period for this Consultation Paper ended on 31 January 2005. In addition, the tax treatment of certain aspects of IFRS has not yet been fully determined by the Inland Revenue and the effect of these uncertainties is under review. The combination may affect both the tax charge and our accounting and regulatory equity ratios.

IFRS includes a number of areas, principally financial instruments, where fair values are required to a far greater extent than under UK GAAP. This will create greater volatility in reported results and have an associated impact on other financial measures. However, the change to IFRS does not alter the cash flows of the business, but spreads the profitability throughout the life of the loan. The change to IFRS will not change the way Northern Rock does business.

The key changes and their anticipated effect on Northern Rock are set out below.

Issue	Effect on financial statements
Hedge accounting Northern Rock manages the financial risks arising from its business using a number of derivatives instruments such as interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward exchange contracts. IAS 39 requires derivatives to be recognised at fair value, with changes in valuation impacting the profit and loss account, potentially resulting in significant earnings volatility. Hedge accounting permissibility is much more restricted under IAS 39 than at present under UK GAAP. Northern Rock has reviewed its underlying processes to ensure it maximises the natural offsets between assets and liabilities and designs compliant hedging strategies wherever possible for the remainder. However, the overriding objective continues to be to provide an economic hedge for the market risks arising from its underlying business.	To the extent that hedge effectiveness is not achieved for derivatives, the movements in fair value of the derivatives would impact on the profit and loss account increasing volatility in earnings.
Effective interest rate IAS 39 requires the inclusion of all origination fees, including prepayment penalties in the calculation of the effective interest rate. Only direct costs of origination may be included within the calculation of effective interest rate.	Income earned and introducer fees paid will be spread throughout the life of the loan, reducing the amount of income earned in early years and increasing the amount of income earned in later years.
Provisions IAS 39 will remove the split between specific and general provisions, and, in common with current UK GAAP, will only allow impairment allowances to be established where the loss has already been incurred based on whether objective evidence exists that the asset or group of assets is impaired. The impairment allowance must be calculated using the present value of future cash flows, using the financial asset's original effective interest rate.	Slight increase in volatility as provisions reflect the economic climate at the reporting date.
Pensions IAS 19 is broadly consistent with the existing UK standard on pensions, (FRS 17), with the fund valuation depending on market conditions at the year end. However, actuarial gains and losses may be recognised in full as they arise outside the profit and loss account in a statement of recognised income and expense.	As with FRS 17 the pension charge is likely to be higher than the present SSAP 24 charge. The equity impact will depend on market conditions.
Taxation IAS 12 (Income Taxes) is conceptually different to the previous accounting standard (FRS 19), however, little difference is expected in practice between the two standards.	The Group's effective tax rate is not expected to be materially different although there may be greater volatility in the current charge. It is expected that this would be broadly offset by compensating movements in deferred tax.

Issue	Effect on financial statements
Classification of debt versus equity Under IAS 32 certain financial instruments which are currently classified as debt instruments may be classified as equity instruments.	The coupon payable on such instruments would be classified as an equity distribution. This would increase profit before tax, but become a distribution of profit to investors.
Employee share schemes IFRS 2 requires that for all equity settled transactions with employees the fair value of the employee services should be measured by reference to the fair value of the instrument at the date of grant. This charge is spread over the vesting period. The standard applies to all share schemes and has no exemption for SAYE schemes.	The impact on Northern Rock will result in a small increase in employee costs.
Securitised assets A significant source of funding to Northern Rock is through the securitisation of residential and commercial mortgage assets. The structure of these funding vehicles results in the disclosure of these mortgage assets, and the related funding, through linked presentation in accordance with FRS 5. Under IFRS no such presentation exists, so all assets and liabilities will remain within their normal line items.	Both mortgage assets and liabilities will remain within their original line items. All profit and loss items will also remain within their usual captions.

OUTLOOK

The home moving market is expected to continue to remain at similar levels to 2004, at the lower end of longer term trends, for at least the next two years. Many first time buyers will continue to be excluded from the market as a result of higher house prices, the competition with Buy to Let investors for traditional first time buyer properties, especially in urban areas, and higher levels of indebtedness linked to the funding of higher education. In conjunction with subdued levels of house moving transactions we expect to see muted house price inflation with some price falls in areas that have seen excessive growth. We expect, however, given low unemployment, low interest rates and good affordability, house prices to be growing in line with average earnings by the end of 2005.

The UK's gross residential mortgage market, supported by remortgage activity, is anticipated to be £265 billion to £270 billion in 2005 and 2006 compared with over £290 billion in 2004. Such levels of gross lending remain conducive to Northern Rock achieving its lending targets for 2005.

A slower housing market, reduced inflationary pressures and a dampening in retail sales mean that the prospects for rising interest rates are significantly lower than in mid 2004, as a consequence the difference between LIBOR and Bank Base Rate is expected to return to more normal levels in 2005. Unemployment, the key driver of credit loss on home loans, looks set to remain benign giving a stable outlook for future provisioning levels.

These conditions, together with our continued focus on customer service, cost and capital efficiency and the strength of our opening pipeline enable us to view 2005 with confidence. We reaffirm our strategic targets of assets under management growth of 20% + / – 5%, profit growth of 15% + / – 5% and return on equity of 19% to 22%.

Our growth will continue to be supported by our four funding arms; retail, non-retail, securitisation and covered bonds. We intend to develop further each franchise in terms of flexibility and diversification to enhance our overall funding platform and investor base.

We remain confident of the continued success of the Northern Rock business model.

DIRECTORS' REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2004





DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

The Directors are pleased to present their report and the audited financial statements for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The principal purpose of the Group is the provision of housing finance, savings and a range of related personal financial and banking services.

REVIEW OF BUSINESS AND FUTURE DEVELOPMENTS

A review of the business and future developments is given in the Chairman's Statement, the Chief Executive's Report and the Operating and Financial Review.

DIVIDENDS

An interim dividend of 8.5p per share (2003 - 7.5p per share) was paid on 29 October 2004. The Directors propose a final dividend of 18.0p per share (2003 - 15.8p per share) to be paid on 27 May 2005 to shareholders on the register at the close of business on 29 April 2005.

TANGIBLE FIXED ASSETS

Land and buildings, which are included in the balance sheet at cost less accumulated depreciation, amounted to £87 million at 31 December 2004. In the Directors' opinion, based on valuations carried out by the Group's qualified Chartered Surveyors, the total market value of these assets was not significantly different.

Details of changes to tangible fixed assets are provided in note 21 to the accounts.

POST BALANCE SHEET EVENTS

The Directors are of the opinion that there have been no significant events which have occurred since 1 January 2005 to the date of this report that are likely to have a material effect on the Group's financial position as disclosed in the accounts.

DIRECTORS

The current composition of the Board of Directors together with brief biographical details of each Director is shown on page 12. With the exception of the Directors noted below, all Directors have served on the Board throughout the year ended 31 December 2004.

On 27 April 2004 Sir John Riddell, Bt., and Sir David Chapman, Bt. retired from the Board. On 5 January 2005, Mr K M Currie, Mr A M Kuipers and Mr M J Queen were appointed to the Board. On 1 March 2005 Miss R Radcliffe will join the Board.

Mr K M Currie, Mr A M Kuipers, Mr M J Queen and Miss R A Radcliffe, having been appointed since the last Annual General Meeting, retire at the Annual General Meeting and offer themselves for re-election. Mr D F Baker, Mr R F Bennett and Dr M W Ridley retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. There are no service contracts in respect of the other Non-Executive Directors seeking re-election.

The interests of Directors in the shares of the Company at 31 December 2004 and 22 February 2005 are set out on page 30.

SHARES

The authorised and issued share capital of the Company are set out in note 32 to the accounts.

At the Annual General Meeting on 27 April 2004, a resolution was passed giving the Company the authority to make market purchases of Ordinary Shares up to a maximum of 10% of the issued share capital. A further resolution was passed providing for the Company to enter into a contingent share purchase contract with The Northern Rock Foundation to repurchase Foundation Shares in the same proportion and at the same price as the Ordinary Shares repurchased. These authorities expire at the Annual General Meeting in 2005 when a resolution will be proposed for their renewal.

SUBSTANTIAL SHAREHOLDINGS

At 22 February 2005, the following notifiable interest in the Company's Ordinary Shares had been reported to the Company:

Fidelity International Limited	4.95%
Legal & General Investment Management Limited	3.88%
Lloyds TSB Group plc	3.54%
Morgan Stanley Securities Ltd	4.09%

CREDITOR PAYMENT POLICY

The Company's policy with regard to the payment of suppliers is to negotiate and agree terms and conditions with all its suppliers, which include the giving of an undertaking to pay suppliers within an agreed payment period.

The average creditor payment period at 31 December 2004 was 21 days (2003 24 days).

EMPLOYEES

Northern Rock's desire to involve employees as financial stakeholders in the Company continued in 2004. Under the All Employee Share Ownership Plan, shares with a market value at the date of award of £1.8 million were given to employees during the year. In February 2005 a further grant of options under the Employee Share Option Scheme was made. A total of 4,477,000 options were granted at an exercise price of £7.73 per share.

Employee communications are vital to the success of the Company, and good staff relations are a key part of managerial responsibility at all levels. Employee consultation takes place with the national committee of UNIFI. The Company also issues a bi-monthly staff magazine and weekly news bulletins.

The Company is committed to equal employment opportunities for everyone, and treats applicants for work solely on their ability to do the job. In line with this policy, the Company will, wherever possible, retain employees who become disabled, either in the same job or, with the aid of retraining and provision for special needs, in a suitable alternative position.

CHARITABLE CONTRIBUTIONS

The Company is committed to a total contribution to The Northern Rock Foundation under a deed of covenant of £21.6 million based on its profits in 2004. Of this amount, it has already made a contribution of £10.0 million in October 2004 with a further contribution of £11.6 million to be paid in May 2005.

AUDITORS

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to re-appoint them will be proposed at the Annual General Meeting.

By order of the Board
C Taylor, Company Secretary
22 February 2005

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF NORTHERN ROCK PLC

We have audited the financial statements, which comprise the consolidated profit and loss account, the consolidated balance sheet, the company balance sheet, the consolidated cash flow statement, the statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report ("the auditable part").

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Report, the Corporate Governance statement, the Community and Environmental Report, the Northern Rock Foundation report, the unaudited part of the Directors' Remuneration Report, the Operating and Financial Review and the Directors' Report.

We review whether the Corporate Governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

Chartered Accountants and

Registered Auditors

Newcastle upon Tyne

22 February 2005

PRICEWATERHOUSECOOPERS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2004

	Note	2004	2003
			(as restated)
		£m	£m
Interest receivable			
– interest receivable and similar income arising from debt securities		**205.7**	159.1
– other interest receivable and similar income	3	**1,760.3**	1,279.9
– securitisation interest receivable	16	**998.5**	696.0
– securitisation interest payable	16	**(953.9)**	(538.3)
		2,010.6	1,596.7
Interest payable	4	**(1,568.6)**	(1,164.8)
Income from equity shares and other variable yield securities		**24.9**	18.8
Net interest income		**466.9**	450.7
Fees and commissions receivable		**292.6**	216.9
Fees and commissions payable		**(60.1)**	(43.1)
Other operating income		**31.5**	27.9
Surplus on sale of credit card portfolio	5	**-**	7.3
Total other income		**264.0**	209.0
Total income		**730.9**	659.7
Administrative expenses			
– operating expenses		**(203.5)**	(178.0)
– non-recurring		**-**	(5.6)
– covenant to The Northern Rock Foundation		**(21.6)**	(19.3)
Total administrative expenses	6	**(225.1)**	(202.9)
Depreciation and amortisation			
– tangible fixed assets		**(19.0)**	(16.5)
– goodwill	20	**(3.6)**	(3.6)
Operating expenses		**(247.7)**	(223.0)
Provisions for bad and doubtful debts	9	**(56.5)**	(48.7)
Provisions against fixed asset investments	17, 18	**4.5**	(1.4)
Profit on ordinary activities before tax		**431.2**	386.6
Tax on profit on ordinary activities	10	**(125.0)**	(112.2)
Profit on ordinary activities after tax		**306.2**	274.4
Dividends	12	**(110.0)**	(96.3)
Profit retained for the financial year	33	**196.2**	178.1
Earnings per Ordinary Share	13	**74.1p**	66.6p
Fully diluted earnings per Ordinary Share	13	**73.5p**	66.0p

All results arise from continuing operations.

The notes on pages 50 to 77 form an integral part of these accounts.

At 31 December 2004

	Note	2004	2003
			(as restated)
		£m	£m
Assets			
Cash and balances at central banks		**10.2**	11.6
Loans and advances to banks	14	**3,305.4**	3,450.2
Loans and advances to customers not subject to securitisation	15	**32,869.3**	27,355.8
Loans and advances to customers subject to securitisation	16	**22,339.2**	15,678.7
Less: non-recourse finance	16	**(22,103.7)**	(14,832.4)
		33,104.8	28,202.1
Debt securities	17	**4,742.2**	4,185.5
Equity shares and other variable yield securities	18	**575.6**	410.8
Intangible fixed assets	20	**27.1**	30.7
Tangible fixed assets	21	**208.2**	179.1
Other assets	22	**69.6**	76.6
Prepayments and accrued income	23	**746.9**	564.8
Total assets		**42,790.0**	37,111.4
Liabilities			
Deposits by banks	24	**1,201.6**	1,461.5
Customer accounts	25	**20,342.0**	18,797.3
Debt securities in issue	26	**16,781.6**	13,060.1
Other liabilities	27	**335.6**	338.8
Accruals and deferred income	28	**539.8**	475.3
Provisions for liabilities and charges	22	**31.8**	19.0
Subordinated liabilities	29	**1,515.7**	1,119.5
Reserve capital instruments	30	**300.0**	300.0
Tier one notes	31	**200.0**	200.0
Total subordinated liabilities		**2,015.7**	1,619.5
Shareholders' funds			
Called up share capital	32	**123.9**	123.9
Share premium account	33	**6.8**	6.8
Capital redemption reserve	33	**7.3**	7.3
Profit and loss account	33	**1,403.9**	1,201.9
Shareholders' funds - equity	35	**1,541.9**	1,339.9
Total liabilities		**42,790.0**	37,111.4
Memorandum items			
Commitments	36 (v)	**1,488.5**	1,018.5

The notes on pages 50 to 77 form an integral part of these accounts.

Approved by the Board on 22 February 2005 and signed on its behalf by:

Dr M W Ridley Chairman

A J Applegarth Chief Executive

R F Bennett Group Finance Director

	Note	2004	2003
			(as restated)
		£m	£m
Assets			
Cash and balances at central banks		**10.2**	11.6
Loans and advances to banks	14	**3,222.4**	3,337.8
Loans and advances to customers not subject to securitisation	15	**32,900.9**	27,392.6
Loans and advances to customers subject to securitisation	16	**22,339.2**	15,678.7
Less: non-recourse finance	16	**(22,228.7)**	(14,983.3)
		33,011.4	28,088.0
Debt securities	17	**4,578.6**	4,032.3
Equity shares and other variable yield securities	18	**458.1**	319.9
Shares in group undertakings	19	**120.5**	212.9
Tangible fixed assets	21	**182.3**	156.5
Other assets	22	**86.3**	85.3
Prepayments and accrued income	23	**839.5**	698.1
Total assets		**42,509.3**	36,942.4
Liabilities			
Deposits by banks	24	**3,067.6**	3,337.6
Customer accounts	25	**18,472.9**	17,016.4
Debt securities in issue	26	**16,781.6**	13,060.1
Other liabilities	27	**234.0**	210.5
Accruals and deferred income	28	**544.9**	464.2
Subordinated liabilities	29	**1,515.7**	1,119.5
Reserve capital instruments	30	**300.0**	300.0
Tier one notes	31	**200.0**	200.0
Total subordinated liabilities		**2,015.7**	1,619.5
Shareholders' funds			
Called up share capital	32	**123.9**	123.9
Share premium account	33	**6.8**	6.8
Capital redemption reserve	33	**7.3**	7.3
Profit and loss account	33	**1,254.6**	1,096.1
Shareholders' funds - equity	35	**1,392.6**	1,234.1
Total liabilities		**42,509.3**	36,942.4
Memorandum items			
Commitments	36 (v)	**1,504.0**	1,034.0

The notes on pages 50 to 77 form an integral part of these accounts.

Approved by the Board on 22 February 2005 and signed on its behalf by:

Dr M W Ridley Chairman

A J Applegarth Chief Executive

R F Bennett Group Finance Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2004

	Note	2004	2003
		£m	£m
Net cash inflow from operating activities	41	**33.2**	845.8
Returns on investments and servicing of finance	42	**(111.0)**	(86.9)
Taxation		**(106.0)**	(96.0)
Capital expenditure and financial investment	42	**(817.5)**	(419.5)
Acquisitions and disposals		**-**	217.0
Equity dividends paid		**(100.6)**	(87.6)
Net cash (outflow)/inflow before financing		**(1,101.9)**	372.8
Financing	42	**396.1**	-
(Decrease)/increase in cash	43	**(705.8)**	372.8

The notes on pages 50 to 77 form an integral part of these accounts.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2004

	2004	2003
		(as restated)
	£m	£m
Profit retained	**196.2**	178.1
Total recognised gains and losses for the period	**196.2**	178.1
Prior year adjustment – UITF 38 (note 2)	**0.3**	
Total gains and losses recognised since the last annual accounts	**196.5**	

1. Principal accounting policies

Accounting convention
The accounts have been prepared under the historical cost convention and in accordance with the special provisions of Part VII of the Companies Act 1985 relating to banking companies and banking groups, applicable UK accounting standards and the Statements of Recommended Practice issued by the British Bankers' Association.

Accounting policies are unchanged from 2003, except that the Group has implemented the requirements of UITF 38 "Accounting for ESOP trusts". The impacts of this change are detailed in note 2 to the accounts.

Basis of consolidation
The consolidated accounts include the results of the Company and its subsidiary undertakings all of which have accounting periods ending 31 December. Unless otherwise stated, the acquisition method of accounting has been adopted.

Taxation
Corporation tax is charged in the accounts based on the profit for the year as adjusted for taxation purposes.

Deferred tax
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Deferred tax is provided on a non-discounted basis.

Tangible fixed assets and depreciation
Depreciation is provided in order to write down fixed assets, which are included at cost, to their estimated residual value over their anticipated useful lives as follows:

Freehold land and buildings	100 years
Long leasehold land and buildings	Over the period of the lease up to 100 years
Short leasehold land and buildings	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
- plant	30 years
- furniture	10 years
- other	5 years
Computer equipment	
- PCs	3 years
- other	5 years
Motor vehicles	4 years

Where the cost of freehold land can be identified separately from buildings on acquisition, the land value is not depreciated. Provision is made for diminution in value of any fixed asset where an impairment is identified. Annual impairment reviews are carried out for fixed assets with an expected remaining life over 50 years. The resulting net book value is then written off over its remaining anticipated useful life.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of tangible fixed assets. The costs of financing assets in the course of construction are not included in the costs of the assets.

Goodwill
Goodwill arises on the acquisition of subsidiary and associated undertakings. It represents the excess of cost over fair value of the Group's share of net assets acquired. It is capitalised as an intangible fixed asset and is amortised through the profit and loss account on a straight line basis over its expected useful economic life. The expected useful economic life is determined at the time of acquisition by considering the nature of the business acquired and the period of time over which the value of the business is expected to exceed the value of its net assets. This period is ten years for recent acquisitions.

Goodwill is subject to impairment reviews in accordance with FRS 11 "Impairment of fixed assets and goodwill". The carrying value is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs.

Leased assets
Rentals payable under operating leases are charged to administrative expenses as incurred over the lease term.

Securities
Debt securities and equity shares ("securities") are held with the intention of use on a continuing basis and are stated at cost, adjusted to exclude accrued interest at the date of purchase, less provision for any permanent diminution in value. A similar adjustment for accrued interest is made on realisation. Where the adjusted purchase price differs from the nominal value, the premium or discount is amortised or released on an effective yield basis over the period to maturity.

Securities sold subject to repurchase agreements are retained on the balance sheet where the Group retains the risks and rewards of ownership. Funds received under such agreements are included within deposits by banks or customer accounts. Securities purchased under a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership, and the purchase price is included within either loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest receivable or interest payable as appropriate.

Pension costs
Northern Rock operates a Defined Benefit Scheme and a Defined Contribution Scheme. Contributions to the Northern Rock Defined Benefit Pension Scheme are charged to the profit and loss account with the objective of spreading the cost over the employees' working lives within the Scheme. Costs are based upon actuarial advice following the most recent valuation of the Scheme. The costs of the Defined Contribution Scheme are charged to the profit and loss account for the period in which they are incurred. The disclosure requirements of FRS17 "Retirement Benefits" are being adopted under transitional arrangements.

Further information on pension arrangements is set out in note 7 to the accounts.

Provisions for bad and doubtful debts
Provisions against loans and advances are based upon assessments of the losses that are anticipated on outstanding balances at the year-end. The amount charged to the profit and loss account comprises amounts written off during the year plus the net change in the amounts provided. Bad debts are written off in part or in whole when a loss has been confirmed. The loss provisioning methodology is as follows:

Advances secured on owner-occupied residential property

Specific provision
Where the collection of interest and/or principal on an individual loan is in doubt a specific provision is recorded. Specific provisions are calculated using a model which is used to evaluate losses based on historical default experience and other appropriate risk factors related to the delinquent loan portfolio at a given point in time. All loans which are three or more payments overdue are evaluated using the model to identify the need for a specific provision. Loans six or more payments overdue and properties in possession are evaluated on an individual basis to measure potential loss. Various factors are considered in this evaluation including, but not limited to, collateral valuations, expected recoveries from mortgage indemnity guarantees and estimated recovery costs.

1. Principal accounting policies (continued)

Provisions for bad and doubtful debts (continued)

General provision
A general provision is maintained to cover inherent losses in the loan portfolio related to loans that have not yet been specifically identified as impaired. A statistically based model is used to calculate the appropriate general provision for each completion year. The model considers appropriate risk factors specific to the loan portfolio and historical default experience. Other factors, including economic conditions, are also considered by management in determining the appropriate level of reserves required at a given point in time.

Interest in respect of all loans is credited to the profit and loss account as it becomes receivable. Once a property is taken into possession interest charges are suspended. If a property is sold at sufficient value, interest previously suspended is added back to the loan and released to the profit and loss account.

Other secured advances
Specific provision is made as appropriate in respect of loans and advances that are identified as impaired at the balance sheet date, based on payment history, loan balance and net realisable value. Interest is suspended on loans identified as impaired if its recovery is deemed unlikely. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Unsecured lending
Specific provision is made against all loans where three or more payments are overdue. In calculating the required provision an appropriate factor is applied based on the number of overdue payments, which is subject to periodic review to ensure its continuing applicability based on current experience, to reflect the probability that not all such loans will result in eventual losses. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Repairs and renewals
Repairs, renewals and refurbishments of a non-capital nature are charged to administrative expenses in the year in which the expenditure is incurred.

Deferred income
The Company has entered into insurance arrangements with Northern Rock Mortgage Indemnity Company Limited, a wholly owned subsidiary, to cover a proportion of future losses on certain residential secured loans with high loan to value ratios. In the Group accounts, income from risk charges paid by customers in relation to such loans is deferred and is included in the balance sheet under the heading "accruals and deferred income". The deferred income is released to the profit and loss account on a level yield basis over the life of the loan.

Derivatives
Derivatives comprise, mainly, currency and interest rate swaps, forward rate agreements, foreign exchange forwards and financial futures and options. All transactions are undertaken for hedging purposes.

Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged. Consequently, profits and losses on the hedges are recognised on a similar accounting basis as the profits or losses on the underlying item or items being hedged. They are therefore recognised in the financial statements as adjustments to the profit or loss of the item or items being hedged. To the extent necessary to achieve a consistent timing of income recognition on the item or items being hedged, deferred gains or losses are included in the balance sheet under the headings "accruals and deferred income" and "prepayments and accrued income". Profits and losses on early termination of contracts that modify the characteristics of designated items are deferred and amortised over the remaining lives of the hedged items. Income and expenses on hedges are recognised as adjustments to interest receivable and interest payable.

When a derivative no longer represents a hedge, because either the underlying asset, liability or position has been extinguished or derecognised, it is restated to market value. Any profit or loss is accounted for in interest income or expense. It is then either redesignated as a hedge of a different asset, liability or position, is disposed of, or the position is otherwise closed, and accounted for accordingly. Where a derivative is no longer a hedge because it ceases to be effective, it is restated to market value and any profit or loss arising is deferred and amortised into interest income or expense over the remaining life of the item previously being hedged.

Foreign currency transactions
Interest income and expense denominated in foreign currency is translated into sterling at the rate of exchange current on the date of the receipt or payment, unless it is hedged, in which case it is translated at the underlying rate of exchange inherent in the associated hedge contract. Assets and liabilities denominated in foreign currency that are hedged by means of matching foreign currency contracts are included in the balance sheet at the exchange rate inherent in those contracts.

Other assets and liabilities denominated in foreign currency are included at the rate of exchange current at the balance sheet date.

Exchange differences arising on currency conversion are dealt with in the profit and loss account.

Mortgage incentives
Incentive costs of discounts, fixed rate and other similar mortgage products are expensed in equal annual amounts over the effective incentive clawback period for early redemption of these products. Early repayment charges, designed to recover incentive costs, are normally charged to customers on prepayment of loans within contractually agreed periods of time, ie the clawback period. Other forms of incentives, such as valuation fees which are not directly linked to the interest rate on the mortgage, are expensed through the profit and loss account as they are incurred.

All incentives which are not subject to incentive clawback periods and any excess cost of an incentive over and above the cost recoverable by the clawback are written off as incurred. The costs of mortgage incentives are charged against interest receivable.

Securitisation
Securitisation transactions are reported in accordance with FRS 5 "Reporting the Substance of Transactions". Where assets are sold under securitisation, if there is no significant change to the Group's rights and benefits to those assets and its exposure is limited to a fixed monetary ceiling, linked presentation is used. Under linked presentation, only the net amount of the Group's interests in the assets is consolidated, and the related gross amounts are shown on the face of the balance sheet. The interest attributable to the Northern Rock Group is included in the profit and loss account under the heading "interest receivable". The other income and expenses are included within "other operating income". Where the conditions for linked presentation are not met, the transactions are accounted for by separate presentation of the gross assets and the related funding, and all profit and loss transactions are included within the appropriate captions in the profit and loss account. The special purpose vehicles used for these transactions are accounted for as quasi subsidiaries (see note 16).

Revenue recognition
Interest income is recognised in the profit and loss account on an accruals basis, except for income on loans taken into possession which is taken to income when it is received.

Fees receivable from customers to reimburse the Group for costs incurred are taken to the profit and loss account when due. Fees and commissions receivable relating to ongoing services are taken to income when the related service is performed, and fees in lieu of interest are taken to income on a level yield basis over the life of the loan.

2. Prior year adjustment

The Group has implemented the requirements of Urgent Issues Task Force ("UITF") Abstract 38 – "Accounting for ESOP Trusts" with effect from 1 January 2004. As a result, holdings of Ordinary Shares in Northern Rock plc owned by the Group's employee share ownership trusts are now shown as a deduction from shareholders' funds. Previously they were shown as part of other assets in the balance sheet. Purchases and sales of Northern Rock plc Ordinary Shares are now accounted for as movements in shareholders' funds and no gains and losses are reflected in the profit and loss account. UITF Abstract 38 also amends UITF Abstract 17 – "Employee Share Schemes" to reflect the consequences for the profit and loss account of the changes in the presentation of an entity's own shares held by an ESOP trust. The charge to the profit and loss account in respect of shares and share options granted to employees that are expected to be met from shares held by employee share trusts is now based on the difference between the value on the date of grant and the exercise price. Previously, where shares were purchased to meet these obligations, the charge was based on the carrying value of the shares.

The effect of this change in accounting policy, which has been accounted for as a prior year adjustment, is to increase staff costs and decrease profit for the year ended 31 December 2004 by £0.1m (year to 31 December 2003 – £0.2m). The effect on other assets, other liabilities, staff costs and shareholders' funds at the balance sheet dates is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Reduction in shareholders' funds – beginning of year (note 33)	**(48.0)**	(44.5)	**(47.3)**	(44.0)
Movement in relation to own shares (note 34)	**5.8**	(3.3)	**5.8**	(3.3)
Increase in staff costs during year	**(0.1)**	(0.2)	**(0.1)**	–
Reduction in shareholders' funds – end of year	**(42.3)**	(48.0)	**(41.6)**	(47.3)
The reduction in shareholders' funds comprises:				
Reduction in other assets	**(42.3)**	(48.8)	**(42.3)**	(48.8)
Reduction in other liabilities	**–**	0.8	**0.7**	1.5
	(42.3)	(48.0)	**(41.6)**	(47.3)

The cumulative difference in the amount credited through the Group profit and loss account in the period up to 31 December 2003 amounted to £0.3m.

3. Other interest receivable and similar income

	2004	2003
	£m	£m
On secured advances	**1,348.2**	983.3
On other lending	**412.1**	296.6
	1,760.3	1,279.9

4. Interest payable

	2004	2003
	£m	£m
On retail customer accounts	**689.7**	559.5
On other deposits and loans	**760.6**	514.6
On subordinated liabilities	**85.5**	62.0
On reserve capital instruments	**19.8**	17.3
On tier one notes	**13.0**	11.4
Total interest payable on subordinated liabilities	**118.3**	90.7
	1,568.6	1,164.8

5. Sale of credit card portfolio

On 30 May 2003, the Group sold its credit card portfolio to The Co-operative Bank. The surplus on sale amounted to £7.3m and is recorded in other income. The credit card portfolio comprised approximately 90,000 accounts with outstanding balances of £217m. As part of the agreement Northern Rock offers credit cards, issued by The Co-operative Bank, to Northern Rock customers under the Northern Rock brand.

6. Administrative expenses

	2004	2003 (as restated)
	£m	£m
Wages and salaries	**101.4**	85.3
Social security costs	**8.9**	7.0
Other pension costs	**9.0**	8.7
Total staff costs	**119.3**	101.0
Other administrative expenses	**105.8**	96.3
Non-recurring expenses – see below	**-**	5.6
	225.1	202.9
Other administrative expenses include the following:		
Hire of equipment	**5.5**	5.4
Property rentals	**3.1**	2.8

6. Administrative expenses (continued)

		2004	2003
		£m	£m
Remuneration of auditors:	statutory audit	1.1	0.9
	further assurance services	1.0	0.4
		2.1	1.3

Remuneration of auditors for audit work for the Company amounted to £0.7m (2003 £0.6m). Further assurance services comprises services provided in respect of International Financial Reporting Standards, securitisation transactions and the raising of wholesale funding.

	£m	£m
Non-recurring expenses		
Wages and salaries	-	0.5
Social security costs	-	0.1
Total staff costs	-	0.6
Other administrative expenses	-	5.0
	-	5.6

Non-recurring costs in 2003 represents costs incurred in relation to the closure of certain branches.

	2004		2003	
	Full time	Part time	Full time	Part time
Average number of staff (including Executive Directors) employed by the Group	3,916	1,064	3,448	952

7. Pension commitments

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted-out, defined benefit section of the Scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the contracted-in defined contribution section of the Scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

The Company has continued to account for pensions in accordance with SSAP 24. FRS 17 "Retirement Benefits" was issued in November 2000 but requires only phased transitional disclosures for the Company until the year ending 31 December 2005. These disclosures, to the extent not given in (a), are set out in (b) below.

(a) The most recent triennial valuation of the Scheme was performed as at 5 April 2003 by Watson Wyatt LLP, consulting actuaries, using the projected unit method. The principal actuarial assumptions adopted in that valuation were that, over the long term, the rate of return on existing and future investments will exceed pension increases by 3.50% per annum and increases in pensionable earnings by 2.25% per annum. At 5 April 2003, the market value of the fund was £158.6m which represented 97.3% of the market value of the benefits that had accrued to the valuation date. The next full actuarial valuation is due to be carried out as at 5 April 2006.

During 2004, the Company paid employer's contributions of 15.9% of basic pensionable earnings throughout the year (2003 14.8% until 5 April 2003 and 15.9% thereafter) in respect of the defined benefit section of the Scheme. In addition, members of the defined benefit section of the Scheme paid employee contributions of 5% (2003 5%). During 2004, the Company paid employer's contributions in respect of the defined contribution section of the Scheme at an average rate of 6.0% (2003 6.0%). Additional National Insurance costs were also incurred as a result of the defined contribution section of the Scheme being contracted-in to SERPS. In addition, members of the defined contribution section of the Scheme paid contributions at an average rate of 4.3% (2003 4.3%).

The total pensions charge to the Group profit and loss account for 2004, as calculated by Watson Wyatt LLP, independent qualified actuaries, in respect of employer's contributions to the Northern Rock Pension Scheme, was £8.9m (2003 £8.6m), of which £7.1m was in respect of the defined benefit scheme (2003 £7.0m) and £1.8m in respect of the defined contribution scheme (2003 £1.6m). The charge for the defined benefit scheme in 2004 includes £3.7m arising from the underfunding of the Scheme adjusted for the level of prepayment (2003 £3.6m). In accordance with SSAP 24, surpluses and deficiencies, adjusted for the level of prepayment, are being amortised over the average remaining service lives of the employees in the defined benefit scheme, estimated at 13 years.

The prepayment in relation to the Scheme at 31 December 2004 was £28.9m (2003 £30.6m).

(b) The valuation used for FRS 17 disclosures has been based on the most recent triennial actuarial valuation at 5 April 2003 and updated by Watson Wyatt LLP to take account of the requirements of FRS 17 in order to assess the liabilities of the Scheme at 31 December 2004. Scheme assets are stated at their market value at 31 December 2004.

The financial assumptions used to calculate Scheme liabilities under FRS 17 are:

	2004	2003	2002
Discount rate	5.30%	5.40%	5.60%
Inflation rate	2.75%	2.65%	2.30%
Pensions in payment increases	3.10%	3.00%	3.00%
Deferred pensions increases	2.75%	2.65%	2.30%
Salary increases	4.50%	4.40%	4.05%

7. Pension commitments (continued)

The assets in the Scheme and the expected rate of return were:

	Long-term rate of return expected at 31 Dec 2004	Market value at 31 Dec 2004 £m	Long-term rate of return expected at 31 Dec 2003	Market value at 31 Dec 2003 £m	Long-term rate of return expected at 31 Dec 2002	Market value at 31 Dec 2002 £m
Equities	**8.1%**	**106.2**	8.1%	96.0	8.6%	79.6
Bonds	**5.0%**	**80.4**	5.1%	74.9	4.5%	66.6
Property	**6.7%**	**12.0**	6.8%	7.4	6.5%	7.6
Cash	**4.8%**	**1.1**	3.8%	1.2	4.0%	0.4
Total	**6.7%**	**199.7**	6.8%	179.5	6.7%	154.2

	31 Dec 2004 £m	31 Dec 2003 £m
Scheme deficit:		
Total market value of assets	**199.7**	179.5
Present value of Scheme liabilities	**(251.4)**	(226.1)
Deficit in the Scheme	**(51.7)**	(46.6)
Related deferred tax asset	**15.5**	14.0
Net pension liability	**(36.2)**	(32.6)

Proforma reserves:	31 Dec 2004 £m	31 Dec 2003 (as restated) £m
Profit and loss reserve	**1,403.9**	1,201.9
Pension liability	**(36.2)**	(32.6)
Less SSAP24 pension fund prepayment net of related deferred tax asset of £8.7m (2003 £9.2m)	**(20.2)**	(21.4)
Proforma profit and loss reserve if FRS 17 adopted	**1,347.5**	1,147.9

The position shown represents the funded status of the Scheme based on market conditions at 31 December 2004. Market related calculations such as these are subject to daily variations. The deficit disclosed does not represent a debt on the employer. Contributions to the Scheme will continue to be determined in accordance with the Trustees' funding valuation, the next one being due in April 2006, or any interim valuations undertaken by the Trustees or the Company. The rules of the Northern Rock Pension Scheme (final salary section) permit both employer and employee pensions contributions to be increased to meet part of any deficit.

The following disclosures show the amounts that would have been chargeable to the profit and loss account and to the statement of total recognised gains and losses in respect of the non-money purchase benefits provided by the Scheme if FRS 17 had been fully implemented in 2004.

Analysis of the amount chargeable to administrative expenses

	2004 £m	2003 £m
Current service cost	**8.4**	6.8
Past service cost	**-**	-
Total chargeable to administrative expenses	**8.4**	6.8

Analysis of the amount chargeable to interest receivable

	2004 £m	2003 £m
Expected return on pension scheme assets	**12.3**	10.5
Interest on pension scheme liabilities	**(12.3)**	(10.3)
Net return	**-**	0.2

Analysis of the amount recognisable in the statement of total recognised gains and losses

	2004 £m	2003 £m
Actual return less expected return on pension scheme assets	**4.3**	10.0
Experience gains and losses arising on Scheme liabilities	**3.0**	(5.0)
Changes in assumptions underlying the present value of Scheme liabilities	**(10.0)**	(23.4)
Actuarial loss recognisable in statement of total recognised gains and losses	**(2.7)**	(18.4)

7. Pension commitments (continued)

Movement in deficit during the year

	2004 £m	2003 £m
Deficit in Scheme at 1 January	(46.6)	(27.5)
Movement in year:		
Contributions paid by the Company	6.0	5.9
Current service cost	(8.4)	(6.8)
Past service cost	-	-
Net return	-	0.2
Actuarial loss	(2.7)	(18.4)
Deficit in Scheme at 31 December	(51.7)	(46.6)

History of experience gains and losses

	2004	2003	2002
Difference between expected and actual return on Scheme assets			
Amount (£m)	4.3	10.0	(28.3)
Percentage of Scheme assets	2.2%	5.6%	(18.4%)
Experience gains and losses on Scheme liabilities			
Amount (£m)	3.0	(5.0)	1.0
Percentage of present value of Scheme liabilities	1.2%	(2.2%)	0.6%
Total amount recognisable in statement of total recognised gains and losses			
Amount (£m)	(2.7)	(18.4)	(31.4)
Percentage of present value of Scheme liabilities	(1.1%)	(8.1%)	(17.3%)

8. Directors' emoluments

Full details of the Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 18 to 31.

9. Provisions for bad and doubtful debts

	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
Group				
At 1 January 2004:				
Specific provision	3.1	1.9	27.4	32.4
General provision	31.7	8.7	28.5	68.9
	34.8	10.6	55.9	101.3
Profit and loss account:				
Increase in provisions during the year:				
Specific provision	5.0	0.3	41.9	47.2
General provision	1.4	2.5	8.3	12.2
Adjustment to provisions resulting from recoveries:				
Specific provision	(0.9)	(0.1)	(1.9)	(2.9)
	5.5	2.7	48.3	56.5
Transfers				
General provision	(0.2)	-	0.2	-
Amounts written off during the year:				
Specific provision	(3.8)	(1.1)	(26.0)	(30.9)
At 31 December 2004:				
Specific provision	3.4	1.0	41.4	45.8
General provision	32.9	11.2	37.0	81.1
	36.3	12.2	78.4	126.9
Company				
At 1 January 2004:				
Specific provision	3.1	1.9	31.5	36.5
General provision	31.7	8.7	28.5	68.9
	34.8	10.6	60.0	105.4
At 31 December 2004:				
Specific provision	3.4	1.0	45.5	49.9
General provision	32.9	11.2	37.0	81.1
	36.3	12.2	82.5	131.0

9. **Provisions for bad and doubtful debts** (continued)

Interest has been suspended on impaired loans as follows:

	Group and Company		
	On advances secured on residential property £m	On other secured advances £m	Total £m
Interest suspended at 1 January 2004	1.9	3.9	5.8
Movement in suspended interest during the year:			
Interest suspended	1.3	0.6	1.9
Receipts of interest previously suspended	(0.6)	–	(0.6)
Amounts written off	(0.2)	(0.5)	(0.7)
Interest suspended at 31 December 2004	2.4	4.0	6.4

	Group and Company	
	2004 £m	2003 £m
Advances on which interest has been suspended totalled:		
Before provisions	**18.3**	17.8
After provisions	**15.4**	15.3

10. **Tax on profit on ordinary activities**

	2004 £m	2003 £m
The tax charge for the year comprises:		
UK corporation tax		
Current tax on profits for the year	**115.5**	102.4
Adjustments in respect of prior years	**(3.3)**	(5.8)
Total current tax	**112.2**	96.6
Increase in deferred taxation	**12.8**	15.6
	125.0	112.2

A reconciliation of current tax on profit on ordinary activities at the standard UK corporation tax rate to the Group's actual current tax charge for the years ended 31 December 2004 and 2003 is shown as follows:

	2004 £m	2003 £m
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax in the UK of 30% (2003 30%)	**129.4**	116.0
Effects of:		
Net (non taxable income)/non deductible expenses for tax purposes	**(1.5)**	0.5
Current tax effect of timing differences	**(12.4)**	(14.1)
Adjustments to tax charge in respect of previous periods	**(3.3)**	(5.8)
Current tax charge for period	**112.2**	96.6

Note 38 discloses the book and fair values for some of the Group's financial instruments. The net deficit which would arise from recording these financial instruments at their fair value instead of their book value of £174.8m (2003 £65.4m) has not been recognised in the accounts. Accordingly no provision for the corresponding deferred tax asset of £52.4m (2003 £19.6m) has been made.

11. **Profit on ordinary activities after taxation**

Of the profit on ordinary activities after taxation attributable to ordinary shareholders, £262.7m (2003 £227.3m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's profit and loss account has not been presented separately.

12. Dividends

	2004 pence per share	2003 pence per share	2004 £m	2003 £m
Ordinary Shares:				
Interim (paid)	**8.5**	7.5	**35.2**	31.6
Final (proposed)	**18.0**	15.8	**74.8**	66.2
less paid and payable to ESOP trusts (see note 34)			**-**	(1.5)
	26.5	23.3	**110.0**	96.3

13. Earnings per ordinary share

Earnings per Ordinary Share have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern Rock plc of £306.2m (2003 (as restated) £274.4m) by the weighted average number of Ordinary Shares in issue of 413.0m (2003 412.3m).

The weighted average number of Ordinary Shares in issue has been determined after excluding shares held in trust for employee share schemes.

Fully diluted earnings per Ordinary Share have been calculated using the weighted average number of shares in issue together with 3.6m (2003 3.6m) potentially dilutive shares resulting from options granted under employee share schemes.

14. Loans and advances to banks

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Repayable:				
On demand	**268.9**	973.3	**255.8**	964.1
In not more than three months	**3,017.0**	2,469.9	**2,952.1**	2,366.7
In more than three months but not more than one year	**19.5**	7.0	**14.5**	7.0
	3,305.4	3,450.2	**3,222.4**	3,337.8

The Company is required to maintain balances with the Bank of England, which at 31 December 2004 amounted to £44.0m (2003 £36.3m).

15. Loans and advances to customers

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Advances secured on residential property	**27,000.7**	23,179.7	**27,000.3**	23,179.1
Other secured advances	**1,278.1**	939.5	**1,278.1**	939.5
Unsecured loans	**4,590.5**	3,236.6	**4,590.5**	3,236.6
Amounts due from subsidiary undertakings	**-**	-	**32.0**	37.4
	32,869.3	27,355.8	**32,900.9**	27,392.6
Repayable:				
On demand	**3.5**	2.2	**39.6**	26.6
In not more than three months	**220.9**	232.0	**220.9**	232.0
In more than three months but not more than one year	**681.9**	619.1	**681.9**	636.2
In more than one year but not more than five years	**4,831.5**	4,241.9	**4,831.5**	4,241.9
In more than five years	**27,258.4**	22,361.9	**27,258.0**	22,361.3
Less provisions (note 9)	**(126.9)**	(101.3)	**(131.0)**	(105.4)
	32,869.3	27,355.8	**32,900.9**	27,392.6

16. Securitisation

Loans and advances to customers include portfolios of residential and commercial mortgage loans which are subject to non-recourse financing arrangements. The loans have been purchased by special purpose vehicles, which have primarily issued mortgage backed fixed and floating rate notes to finance the purchases.

The Group is not obliged to support any losses in respect of these mortgages, except as described below, nor does it intend to do so. This is clearly stated in the agreements with noteholders.

Northern Rock plc has made interest bearing subordinated loans to the special purpose vehicles, the repayments of which are subordinated to the claims of the noteholders. In addition, mortgage indemnity guarantee (MIG) insurance is provided on certain loans to the vehicles purchasing residential mortgage loans by a subsidiary of Northern Rock plc. Since 1 January 2003, Northern Rock plc has not taken out MIG insurance in respect of new loans. Existing cover remains in force. Northern Rock plc does not guarantee the liabilities of this subsidiary. In the Group accounts, a separate presentation of assets and liabilities has been adopted to the extent of the insurance cover provided by the subsidiary.

16. Securitisation (continued)

Northern Rock plc has an option to sell further mortgage loans to the special purpose vehicles where at the end of any interest period the rate of repayment of principal in the vehicle exceeds the level agreed at the date of sale of the loans. Northern Rock plc has no right or obligation to repurchase the benefit of any securitised loan except to the extent that the loan breaches representations and warranties given at the date of sale. It does, however, have the option to repurchase loans from the vehicles, on being offered the opportunity to do so by the vehicles, where the borrower requests a further advance or a change in product type.

Northern Rock plc has entered into a number of interest rate swaps with the vehicles. These convert interest flows from the mortgage loans into LIBOR based interest flows to match the interest flows payable on the floating rate notes.

During the year, Northern Rock plc assigned portfolios of residential mortgage loans with a book value of £16.7 billion to Granite Finance Trustees Limited. Granite Finance Funding Limited acquired, at book value, an interest in the trust property vested in Granite Finance Trustees Limited. This beneficial interest was acquired in three separate transactions, the first on 28 January 2004 for £3.5 billion, the second on 26 May 2004 for £3.6 billion and the third on 22 September 2004 for £4.0 billion. Granite Finance Funding Limited funded its acquisitions through borrowings from its subsidiary companies, Granite Mortgages 04-1 plc, Granite Mortgages 04-2 plc and Granite Mortgages 04-3 plc. These companies principally funded their loans to Granite Finance Funding Limited through the issue of mortgage backed fixed and floating rate notes.

The balances of assets subject to securitisation and the associated non-recourse finance at 31 December 2004 are set out below.

Securitisation company	Date of securitisation	Gross assets securitised	Non-recourse finance	Subordinated loans made by the Group
Residential:		£m	£m	£m
Granite Mortgages 99-1 plc	1 October 1999	105.0	95.3	-
Granite Mortgages 00-1 plc	1 March 2000	280.1	267.0	-
Granite Mortgages 00-2 plc	25 September 2000	576.4	512.2	4.4
Granite Mortgages 01-1 plc	26 March 2001	867.3[1]	848.6	5.4
Granite Mortgages 01-2 plc	28 September 2001	963.6[1]	934.0	9.9
Granite Mortgages 02-1 plc	20 March 2002	1,664.5[1]	1,634.6	28.0
Granite Mortgages 02-2 plc	23 September 2002	2,032.3[1]	1,997.3	26.0
Granite Mortgages 03-1 plc	27 January 2003	2,262.7[1]	2,246.1	29.5
Granite Mortgages 03-2 plc	21 May 2003	1,931.7[1]	1,881.5	24.5
Granite Mortgages 03-3 plc	24 September 2003	1,823.1[1]	1,768.9	17.5
Granite Mortgages 04-1 plc	28 January 2004	2,928.1[1]	2,827.0	49.4
Granite Mortgages 04-2 plc	26 May 2004	3,297.0[1]	3,213.0	64.1
Granite Mortgages 04-3 plc	22 September 2004	3,885.7[1]	3,786.8	49.4
		22,617.5	22,012.3	308.1
Retained interest in Granite Trustees Limited		826.9	-	-
Less cash deposits held with Northern Rock plc		(1,396.0)	-	-
Total residential		22,048.4	22,012.3	308.1
Commercial:				
Dolerite Funding No. 1 plc	24 June 2002	238.5	216.4	19.1
Retained interest in Dolerite Trustees Limited		52.3	-	-
Total commercial		290.8	216.4	19.1
Maximum extent of insurance cover provided by subsidiary			(125.0)	
Total		22,339.2	22,103.7	327.2

[1] Represents the interest in the trust property at book value held by Granite Finance Funding Limited relating to the debt issued by these companies.

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company, Granite Finance Funding Limited, retained £20 million from the proceeds of debt issuance to fund this reserve. This amount is repayable only after full repayment of the notes.

Interest income earned by Northern Rock plc in respect of the retained interest in Granite Trustees Limited and Dolerite Trustees Limited is recorded in the profit and loss account within "other interest receivable and similar income".

Northern Rock plc does not own directly or indirectly any of the share capital of these companies or of their parent. The Group receives administration fees for servicing the mortgage portfolios together with any residual income arising after the claims of the bondholders and other creditors are met.

At 31 December 2004 the special purpose companies had cash deposits with Northern Rock plc amounting to £1,396.0m. At 31 December 2003 such deposits were held by other third party banks. As such the total gross assets securitised available to meet non-recourse finance amount to £23,735.2m (2003 £15,678.7m).

An aggregated summary of the results for the years ended 31 December 2004 and 2003, and summarised balance sheets as at 31 December 2004 and 2003 for the above companies are set out below.

16. Securitisation (continued)

	2004 £m	2003 £m
Interest receivable	**998.5**	696.0
Interest payable	**(953.9)**	(538.3)
Interest receivable on cash deposits with Northern Rock	**46.9**	-
Fixed rate swaps payable to Northern Rock	**(1.7)**	(65.4)
Other swaps and net interest payable to Northern Rock	**31.4**	(34.7)
Net interest receivable	**121.2**	57.6
Other income net of administrative and other expenses payable to third parties	**19.8**	9.0
Administrative expenses payable to Northern Rock	**(141.0)**	(66.6)
Profit for the financial period	**-**	-
Loans and advances to banks	**423.9**	1,200.4
Cash deposits held with Northern Rock	**1,396.0**	-
Loans and advances to customers	**21,021.1**	14,130.3
Amounts owed by Group companies	**18.6**	4.2
Other assets	**16.1**	-
Total assets	**22,875.7**	15,334.9
Debt securities in issue	**22,228.7**	14,983.3
Amounts owed to Group companies	**645.9**	338.3
Other liabilities	**1.1**	13.3
Total liabilities	**22,875.7**	15,334.9

The interest attributable to the Northern Rock Group is included in the Group profit and loss account under the heading,"Interest receivable". The other income and expenses are included within "Other operating income". The securitisation companies are accounted for as quasi subsidiaries (see note 1).

The balance sheets above reconcile to the linked presentation in the Group balance sheet as follows:

	2004 £m	2003 £m
Loans and advances to banks	**423.9**	1,200.4
Loans and advances to customers	**21,021.1**	14,130.3
Other assets	**16.1**	-
Other liabilities	**(1.1)**	(13.3)
Retained interest in Granite Trustees Limited and Dolerite Trustees Limited	**879.2**	361.3
	22,339.2	15,678.7
Debt securities in issue	**22,228.7**	14,983.3
Maximum extent of insurance cover provided by subsidiary (included in other creditors – note 27)	**(125.0)**	(150.9)
	22,103.7	14,832.4

In addition to the transactions above which are accounted for under linked presentation, Northern Rock assigned a portfolio of unsecured loans amounting to £749.7m to Flint Receivables Trustees Limited on 8 December 2003. Flint Consumer Loans No. 1 Limited purchased an interest amounting to £595.0m in the trust property on the same date, funded by the issue of asset backed notes. The noteholders have a proportionate interest in each balance in the portfolio, and at 31 December 2004 this interest amounted to £595.0m (2003 £595.0m). This securitisation does not qualify for linked presentation and therefore the total portfolio is included within unsecured loans as part of loans and advances to customers not subject to securitisation. The funding giving rise to the noteholders' interests is included within debt securities in issue.

Included within loans and advances to customers not subject to securitisation are £1,977.6m of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to an issue of covered bonds of €2.0 billion (£1,340.8m equivalent) made by Northern Rock on 4 May 2004, which are included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore this transaction does not qualify for linked presentation or sale treatment.

17. Debt securities

Group	2004 Book value £m	2004 Market value £m	2003 Book value £m	2003 Market value £m
Investment securities				
Issued by public bodies:				
Government securities	**1,289.0**	**1,312.4**	1,143.2	1,162.6
Issued by other issuers:				
Bank and building society certificates of deposit	**456.2**	**455.3**	330.2	330.2
Other debt securities	**2,997.0**	**3,009.9**	2,712.1	2,726.1
	4,742.2	**4,777.6**	4,185.5	4,218.9
Listed	**4,261.0**	**4,297.4**	3,804.0	3,837.4
Unlisted	**481.2**	**480.2**	381.5	381.5
	4,742.2	**4,777.6**	4,185.5	4,218.9

Company	2004 Book value £m	2004 Market value £m	2003 Book value £m	2003 Market value £m
Investment securities				
Issued by public bodies:				
Government securities	**1,221.8**	**1,243.4**	1,079.7	1,098.7
Issued by other issuers:				
Bank and building society certificates of deposit	**436.2**	**435.3**	308.2	308.2
Other debt securities	**2,920.6**	**2,933.4**	2,644.4	2,658.7
	4,578.6	**4,612.1**	4,032.3	4,065.6
Listed	**4,117.4**	**4,151.9**	3,672.8	3,706.1
Unlisted	**461.2**	**460.2**	359.5	359.5
	4,578.6	**4,612.1**	4,032.3	4,065.6

Included in Group and Company debt securities are assets valued at £nil (2003 £nil) that are subject to sale and repurchase agreements.

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Due within one year	**761.9**	655.4	**741.9**	625.1
Due one year and over	**3,980.3**	3,530.1	**3,836.7**	3,407.2
	4,742.2	4,185.5	**4,578.6**	4,032.3
Unamortised premiums and discounts	**42.7**	34.1	**37.9**	27.1

17. Debt securities (continued)

The movement on debt securities during the year was as follows:

	Group £m	Company £m
Cost:		
At 1 January 2004	4,190.5	4,037.3
Additions	9,467.0	9,331.6
Disposals	(8,878.7)	(8,754.1)
Premiums net of discounts charged in the year	(9.6)	(9.2)
Exchange adjustments	(25.0)	(25.0)
At 31 December 2004	4,744.2	4,580.6
Provisions:		
At 1 January 2004	5.0	5.0
Released in year	(3.0)	(3.0)
At 31 December 2004	2.0	2.0
Net book amount:		
At 31 December 2004	4,742.2	4,578.6
At 31 December 2003	4,185.5	4,032.3

All debt securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.

18. Equity shares and other variable yield securities

	2004		2003	
Group	**Book value £m**	**Market value £m**	Book value £m	Market value £m
Investment securities				
Listed	**539.4**	**554.9**	390.3	398.0
Unlisted	**36.2**	**36.2**	20.5	20.5
	575.6	**591.1**	410.8	418.5

	2004		2003	
Company	**Book value £m**	**Market value £m**	Book value £m	Market value £m
Investment securities				
Listed	**421.9**	**433.1**	299.4	306.9
Unlisted	**36.2**	**36.2**	20.5	20.5
	458.1	**469.3**	319.9	327.4

The movement on equity shares and other variable yield securities during the year was as follows:

	Group £m	Company £m
Cost:		
At 1 January 2004	412.3	321.4
Additions	193.3	148.0
Disposals	(19.3)	(0.6)
Exchange adjustments	(10.7)	(10.7)
At 31 December 2004	575.6	458.1
Provisions:		
At 1 January 2004	1.5	1.5
Released in year	(1.5)	(1.5)
At 31 December 2004	-	-
Net book amount:		
At 31 December 2004	575.6	458.1
At 31 December 2003	410.8	319.9

All equity shares and other variable yield securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.

19. Shares in group undertakings

	Company £m
Cost:	
At 1 January 2004	217.2
Distribution from subsidiary	(92.4)
At 31 December 2004	124.8
Provisions:	
At 1 January 2004 and 31 December 2004	4.3
Net book amount:	
At 31 December 2004	120.5
At 31 December 2003	212.9

The Company's interest in subsidiary undertakings are analysed as follows:

	2004 £m	2003 £m
Credit institutions	**50.0**	50.0
Other	**70.5**	162.9
	120.5	212.9

The principal subsidiaries of Northern Rock plc at 31 December 2004 are listed below, all of which are directly held and wholly owned by the Company, and all of which operate in their country of incorporation or registration.

	Nature of business	Country of incorporation or registration
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

In addition, Granite Mortgages 99-1 plc, Granite Mortgages 00-1 plc, Granite Mortgages 00-2 plc, Granite Mortgages 01-1 plc , Granite Mortgages 01-2 plc, Granite Mortgages 02-1 plc, Granite Mortgages 02-2 plc, Granite Mortgages 03-1 plc, Granite Mortgages 03-2 plc, Granite Mortgages 03-3 plc, Granite Mortgages 04-1 plc, Granite Mortgages 04-2 plc, Granite Mortgages 04-3 plc and Dolerite Funding No. 1 plc, all companies incorporated in England and Wales, and Granite Finance Funding Limited, Granite Finance Trustees Limited and Dolerite Mortgages Trustee Limited, all companies incorporated in Jersey, have been accounted for as quasi-subsidiaries (see note 1).

Northern Rock acquired all the issued share capital of Legal & General Bank Limited (renamed Northern Rock Holdings No. 1 Limited) and Legal & General Mortgage Services Limited (renamed Northern Rock Holdings No. 2 Limited) on 1 August 2002. On 9 November 2002 the assets and undertakings of each of these companies were transferred to Northern Rock plc, and neither have any continuing operations. During 2003, Northern Rock Holdings No. 1 Limited surrendered its permission under Part IV, Financial Services and Markets Act 2000 to accept deposits and is therefore no longer regarded as a credit institution. During 2004 Northern Rock Holdings No. 1 Limited paid a capital distribution to Northern Rock plc of £92.4m.

20. Intangible fixed assets

Goodwill	
Cost:	£m
At 1 January 2004 and 31 December 2004	35.8
Amortisation:	
At 1 January 2004	5.1
Charged for the year	3.6
At 31 December 2004	8.7
Net book amount:	
At 31 December 2004	27.1
At 31 December 2003	30.7

21. Tangible fixed assets

Group	Freehold £m	Land and buildings: Long leasehold £m	Land and buildings: Short leasehold £m	Plant, equipment, fixtures, fittings & vehicles £m	Assets in the course of construction £m	Total £m
Cost:						
At 1 January 2004	82.2	12.0	5.5	150.4	5.7	255.8
Additions	3.0	7.3	0.1	31.7	18.3	60.4
Transfers	0.3	0.6	(0.6)	0.6	(0.9)	-
Disposals	(4.2)	-	-	(1.5)	-	(5.7)
At 31 December 2004	81.3	19.9	5.0	181.2	23.1	310.5
Depreciation and amortisation:						
At 1 January 2004	8.7	5.3	4.8	57.9	-	76.7
Charged in year	0.8	0.4	-	26.3	-	27.5
Adjustments arising on disposals	(0.6)	-	(0.2)	(1.1)	-	(1.9)
At 31 December 2004	8.9	5.7	4.6	83.1	-	102.3
Net book amount:						
At 31 December 2004	72.4	14.2	0.4	98.1	23.1	208.2
At 31 December 2003	73.5	6.7	0.7	92.5	5.7	179.1

Net book amount of land and buildings occupied for own use: 2004 £86.4m (2003 £78.9m).

Company	Freehold £m	Land and buildings: Long leasehold £m	Land and buildings: Short leasehold £m	Plant, equipment, fixtures, fittings & vehicles £m	Assets in the course of construction £m	Total £m
Cost:						
At 1 January 2004	43.9	46.4	5.5	126.7	3.9	226.4
Additions	2.7	3.1	0.1	32.3	17.9	56.1
Transfers	0.6	0.6	(0.6)	-	(0.6)	-
Disposals	(4.2)	-	-	(1.5)	-	(5.7)
At 31 December 2004	43.0	50.1	5.0	157.5	21.2	276.8
Depreciation and amortisation:						
At 1 January 2004	8.1	0.9	4.8	56.1	-	69.9
Charged in year	0.6	0.9	-	25.0	-	26.5
Adjustments arising on disposals	(0.6)	-	(0.2)	(1.1)	-	(1.9)
At 31 December 2004	8.1	1.8	4.6	80.0	-	94.5
Net book amount:						
At 31 December 2004	34.9	48.3	0.4	77.5	21.2	182.3
At 31 December 2003	35.8	45.5	0.7	70.6	3.9	156.5

Net book amount of land and buildings occupied for own use: 2004 £83.0m (2003 £80.0m).

22. Other assets

	Group		Company	
	2004	2003 (as restated)	**2004**	2003 (as restated)
	£m	£m	**£m**	£m
Deferred taxation	-	-	**18.4**	16.6
Dividends receivable	-	-	**6.9**	7.2
Other assets	**69.6**	76.6	**61.0**	61.5
	69.6	76.6	**86.3**	85.3

22. Other assets (continued)

The full movement on deferred taxation (payable)/recoverable was as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
At 1 January	**(19.0)**	(3.4)	**16.6**	13.3
(Charge)/credit for year	**(12.8)**	(15.6)	**1.8**	3.3
At 31 December	**(31.8)**	(19.0)	**18.4**	16.6

The amounts (payable)/recoverable in respect of deferred taxation relate to:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Excess of capital allowances over depreciation	**(9.3)**	(8.8)	**(8.9)**	(8.5)
Other timing differences	**(22.5)**	(10.2)	**27.3**	25.1
	(31.8)	(19.0)	**18.4**	16.6

23. Prepayments and accrued income

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Deferred mortgage incentives	**279.3**	236.9	**279.3**	236.9
Accruals on derivatives	**163.1**	111.5	**163.1**	111.5
Accrued interest	**79.7**	65.5	**77.2**	63.2
Pension fund prepayment	**28.9**	30.6	**28.9**	30.6
Other	**195.9**	120.3	**291.0**	255.9
	746.9	564.8	**839.5**	698.1
Included above:				
Deferred mortgage incentives chargeable to the profit and loss account in more than one year	**114.3**	99.9	**114.3**	99.9

The movements on deferred mortgage incentives were as follows:

	Group and Company	
	2004	2003
	£m	£m
At 1 January	**236.9**	257.5
Additions	**482.5**	327.1
Amortisation	**(440.1)**	(347.7)
At 31 December	**279.3**	236.9

Additions to deferred mortgage incentives in the year is the amount that would have been charged to the profit and loss account for the year if incentives were not being amortised.

24. Deposits by banks

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Amount due to subsidiaries	**-**	-	**1,866.0**	1,876.1
Other deposits	**1,201.6**	1,461.5	**1,201.6**	1,461.5
	1,201.6	1,461.5	**3,067.6**	3,337.6
Repayable:				
On demand	**-**	-	**1,866.0**	1,876.1
In not more than three months	**847.7**	1,157.3	**847.7**	1,157.3
In more than three months but not more than one year	**193.6**	125.9	**193.6**	125.9
In more than one year but not more than five years	**4.0**	22.0	**4.0**	22.0
In more than five years	**156.3**	156.3	**156.3**	156.3
	1,201.6	1,461.5	**3,067.6**	3,337.6

25. Customer accounts

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Retail funds and deposits	**17,238.5**	16,342.8	**15,367.4**	14,467.5
Amounts due to subsidiaries	**-**	-	**2.0**	94.4
Other customer accounts	**3,103.5**	2,454.5	**3,103.5**	2,454.5
	20,342.0	18,797.3	**18,472.9**	17,016.4
Repayable:				
On demand	**7,103.9**	6,576.7	**6,323.5**	5,813.6
In not more than three months	**5,341.3**	4,710.6	**5,156.2**	4,494.6
In more than three months but not more than one year	**5,988.8**	5,493.9	**5,277.6**	4,918.1
In more than one year but not more than five years	**1,908.0**	2,016.1	**1,715.6**	1,790.1
	20,342.0	18,797.3	**18,472.9**	17,016.4

The above amounts include balances on accounts on which an interest penalty option is available to investors requiring immediate withdrawals as follows:

In not more than three months	**2,969.3**	2,734.6	**2,784.2**	2,518.6
In more than three months but not more than one year	**5,351.1**	5,115.4	**4,639.9**	4,540.6
In more than one year but not more than five years	**1,659.1**	1,740.7	**1,487.6**	1,551.3

26. Debt securities in issue

	Group and Company	
	2004	2003
	£m	£m
Bonds and medium term notes	**9,552.9**	7,141.2
Other debt securities in issue	**7,228.7**	5,918.9
	16,781.6	13,060.1
Debt securities in issue are repayable as follows:		
Bonds and medium term notes		
In not more than three months	**1,055.9**	1,596.4
In more than three months but not more than one year	**1,928.2**	1,844.2
In more than one year but not more than two years	**1,895.7**	889.0
In more than two years but not more than five years	**4,373.8**	2,507.6
In more than five years	**299.3**	304.0
	9,552.9	7,141.2
Other debt securities in issue		
In not more than three months	**5,621.7**	4,590.9
In more than three months but not more than one year	**1,582.8**	1,315.0
In more than one year but not more than two years	**4.0**	11.0
In more than two years but not more than five years	**20.2**	2.0
	7,228.7	5,918.9

Included within bonds and medium term notes is £1,840.8m (2003 £500.0m) that is secured by certain portfolios of loans in relation to the Group's covered bond programme and the securitisation of unsecured loans. See note 16 for further details.

27. Other liabilities

	Group		Company	
	2004	2003 (as restated)	**2004**	2003 (as restated)
	£m	£m	**£m**	£m
Amounts falling due within one year:				
Income tax on interest	**17.6**	10.1	**17.6**	10.1
Corporation tax	**60.0**	53.8	**58.2**	51.7
Other taxation and social security	**6.1**	4.9	**6.1**	4.9
Dividends payable	**74.7**	65.3	**74.8**	66.2
Other creditors	**177.2**	204.7	**77.3**	77.6
	335.6	338.8	**234.0**	210.5

28. Accruals and deferred income

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Accrued interest	**488.3**	383.3	**499.2**	390.9
Accruals on derivatives	**15.3**	29.7	**15.3**	29.7
Deferred income	**13.7**	32.9	**10.6**	19.2
Other accruals	**22.5**	29.4	**19.8**	24.4
	539.8	475.3	**544.9**	464.2

29. Subordinated liabilities

	Group and Company	
	2004	2003
	£m	£m
Dated		
5.625% Subordinated bonds due 2015	**300.0**	300.0
11.734% Subordinated loan 2016	**20.0**	20.0
5.75% Subordinated bonds due 2017	**250.0**	250.0
10$\frac{3}{8}$% Subordinated bonds due 2018	**50.0**	50.0
9$\frac{3}{8}$% Subordinated bonds due 2021	**149.3**	149.2
Undated		
12$\frac{5}{8}$% Perpetual subordinated notes	**19.8**	19.8
8% Undated subordinated notes	**61.5**	61.5
6.75% Fixed rate step-up undated subordinated notes	**200.0**	200.0
Floating rate undated subordinated notes	**69.0**	69.0
5.6% Undated subordinated notes	**396.1**	-
	1,515.7	1,119.5

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The 10$\frac{3}{8}$% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The 9$\frac{3}{8}$% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

The 12$\frac{5}{8}$% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15 June 2004 and may subsequently be redeemed in the ordinary course of business on coupon dates which fall on 15 March, 15 June, 15 September and 15 December.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US$ LIBOR.

The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30 April 2014.

All subordinated liabilities, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes are denominated in sterling. All are ranked equally between and within issues.

Redemptions of any dated subordinated notes prior to their final maturity date and any undated subordinated notes are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

The dated subordinated liabilities are repayable as follows:

	Group and Company	
	2004	2003
	£m	£m
In more than five years	**769.3**	769.2

30. Reserve capital instruments

The reserve capital instruments were issued for a value of £200m on 21 September 2000 and are undated. A further £100m was issued in May 2001. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which, at Northern Rock's option, will be achieved either by the payment of cash directly, or by the issue of Ordinary Shares in Northern Rock which, when sold by a trustee in the market, will produce an amount equal to the cash payment. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. Deferred coupons and any interest accruing thereon can only be satisfied through the issue of shares. The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital, as defined by the Financial Services Authority. Any excess is allocated to Upper Tier 2 capital

31. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. Deferred coupons can only be satisfied through the issue of Ordinary Shares.

The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

32. Called up share capital

	Ordinary Shares of 25p each Number	Foundation Shares of 25p each Number	Total Number	Ordinary Shares of 25p each £m	Foundation Shares of 25p each £m	Total £m
Authorised:						
At 31 December 2004 and 31 December 2003	614.0m	104.5m	718.5m	153.5	26.1	179.6
Issued and fully paid:						
At 31 December 2004 and 31 December 2003	421.2m	74.4m	495.6m	105.3	18.6	123.9

The Foundation Shares are held by The Northern Rock Foundation. These shares carry no rights to dividends but rank pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carry no rights to dividends, they have been omitted in the calculation of earnings per share (see note 13). These shares do not confer any rights in relation to attendance or voting at any general meeting of the Company.

The following options to acquire Ordinary Shares were outstanding at 31 December 2004 under savings related share option schemes:

- 30,921 (31 December 2003 36,444) at an option price of 381p per share exercisable during 2005
- 1,345,521 (31 December 2003 1,394,391) at an option price of 215p per share exercisable on various dates up to 2007
- 825,588 (31 December 2003 912,660) at an option price of 598p per share exercisable on various dates up to 2010

At 31 December 2004, options to acquire 569,770 Ordinary Shares (31 December 2003 945,565) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 618p per share. These options became exercisable on 1 June 2001 and may be exercised until 2008.

At 31 December 2004, options to acquire 2,985,000 Ordinary Shares (31 December 2003 3,369,000) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 641p per share. These options are exercisable between 2005 and 2012.

33. Reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Group			
At 1 January 2004			
As previously reported	6.8	7.3	1,249.9
Prior year adjustment re own shares	-	-	(48.0)
As restated	6.8	7.3	1,201.9
Movements in relation to own shares (see note 34)	-	-	5.8
Retained profit	-	-	196.2
At 31 December 2004	6.8	7.3	1,403.9

33. Reserves (continued)

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Company			
At 1 January 2004			
As previously reported	6.8	7.3	1,143.4
Prior year adjustment re own shares	–	–	(47.3)
As restated	6.8	7.3	1,096.1
Movements in relation to own shares (see note 34)	–	–	5.8
Retained profit	–	–	152.7
At 31 December 2004	6.8	7.3	1,254.6

34. Own shares

The amounts deducted from the profit and loss reserve in respect of own shares, which are held at cost, are as follows:

	Group and Company	
	2004	2003
	£m	£m
Own shares in relation to employee share schemes	**55.3**	58.2

Movements in the amount deducted from reserves in respect of own shares have been as follows:

	2004	2003
At 1 January	**58.2**	53.9
Purchase of shares	**6.0**	15.5
Use of shares on exercise of employee options and for other employee share plans	**(8.9)**	(11.2)
	(2.9)	4.3
Closing shareholders' funds	**55.3**	58.2
The credit/(charge) to the profit and loss account reserve has been as follows:		
Surplus on transactions in own shares	**2.9**	1.0
Net decrease/(increase) in cost of own shares	**2.9**	(4.3)
	5.8	(3.3)

Northern Rock plc sponsors The Northern Rock Employee Trust, The Northern Rock Employee Profit Sharing Scheme and The Northern Rock Qualifying Employee Share Ownership Trust which are discretionary trusts for the benefit of employees and former employees of Northern Rock plc. The Company has provided funds to the trustees to enable them to purchase Northern Rock plc Ordinary Shares, which are used to satisfy options granted by the Company or to meet commitments arising under other employee share schemes. The cost of providing these shares is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit. In accordance with the rules of The Northern Rock Qualifying Employee Share Ownership Trust, dividends on shares held by that trust are waived. At 31 December 2004 this trust held 2,054,261 shares (2003 2,056,063). With effect from the 2004 interim payment, dividends on shares held by The Northern Rock Employee Trust are waived. At 31 December 2004 this trust held 5,779,139 shares.

At 31 December 2004, a total of 8,344,641 shares were held by the trustees (2003 9,239,017) with a market value of £65.2m (2003 £66.1m). These shares are excluded from the weighted average number of Ordinary Shares when calculating earnings per Ordinary Share (see note 13).

35. Reconciliation of movements in shareholders' funds

	Group		Company	
	2004	2003 (as restated)	**2004**	2003 (as restated)
	£m	£m	**£m**	£m
Profit retained	**196.2**	178.1	**152.7**	129.5
Net addition to shareholders' funds	**196.2**	178.1	**152.7**	129.5
Opening shareholders' funds as previously reported	**1,339.9**	1,209.6	**1,234.1**	1,151.9
Prior year adjustment re own shares				
Reduction in shareholders' funds prior to 1 January 2003	**–**	(44.5)	**–**	(44.0)
Movement in relation to own shares (see note 34)	**–**	(3.3)	**–**	(3.3)
	–	(47.8)	**–**	(47.3)
Movement in relation to own shares (see note 34)	**5.8**	–	**5.8**	–
Closing shareholders' funds	**1,541.9**	1,339.9	**1,392.6**	1,234.1

36. Guarantees and other financial commitments

(i) The Company has an obligation under the Building Societies Act 1986, as successor company to Northern Rock Building Society, to honour the financial commitments of its subsidiaries and associated bodies linked by resolution, incurred prior to 11 June 1996 insofar as those bodies are unable to discharge them out of their own assets. The Company has agreed to continue this obligation in respect of liabilities of Northern Rock (Guernsey) Limited.

(ii) The Company has given indemnities to the National House Building Council in respect of certain of its house building operations.

(iii) Capital commitments at 31 December in respect of authorised expenditure were as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Contracted for	**6.2**	24.1	**3.2**	3.0

(iv) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Land and buildings				
Leases which expire:				
Within one year	**0.1**	0.2	**0.1**	0.2
In one to five years	**0.8**	0.4	**0.8**	0.4
Over five years	**2.0**	2.7	**3.1**	3.8
	2.9	3.3	**4.0**	4.4
Other operating leases				
Leases which expire:				
Within one year	**0.4**	0.2	**0.4**	0.2
In one to five years	**4.8**	5.1	**4.8**	5.1
	5.2	5.3	**5.2**	5.3

(v) Memorandum items

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Commitments:				
Irrevocable undrawn loan facilities	**1,488.5**	1,018.5	**1,488.5**	1,018.5
Unpaid share capital of subsidiary company	**–**	–	**15.5**	15.5
	1,488.5	1,018.5	**1,504.0**	1,034.0

37. Derivatives and other financial instruments

The Group's approach to risk management and the related use of derivative instruments is described below.

Risk management

Management of risk is fundamental to the business of banking and is an integral part of the Group's strategic focus. The Group's risk management governance structure begins with oversight responsibility by the Board of Directors. Assisting the Board, the Audit Committee of Non-Executive Directors advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group and reports to the Board on both financial and non-financial controls. The Risk Committee comprising three Non-Executive and the Executive Directors reviews the key risks inherent in the business and the system of control necessary to manage such risks.

In addition, the Management Board Asset and Liability Committee, which comprises the Executive Directors, the Company Secretary and ten other senior executives, has been delegated the responsibility to oversee the management and review of the balance sheet risk and liquidity profiles. The Management Board Asset and Liability Committee is supported by the director of Risk.

The director of Risk reports on and monitors risks throughout the Group and assists operational business areas in the formulation and implementation of appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular operational and credit risk exposures and implementing risk management policies and procedures agreed by the Board.

Credit risk

Credit risk is the potential risk of financial loss arising from the failure of a customer or counterparty to settle its financial and contractual obligations.

The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilises various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. This includes the use of various credit risk mitigation techniques such as netting.

The customer loan risk management process incorporates sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels.

Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by the rating agencies. Credit limits are monitored by the Management Board Asset and Liability Committee to ensure they remain within authorised counterparty credit limits as detailed in the Credit Risk Policy Statement approved by the Board of Directors.

Liquidity risk

Liquidity risk arises from the mismatch in the cash flows generated from on balance sheet assets and liabilities, and the interest flows of off balance sheet instruments.

The Board of Directors has approved a Liquidity Policy statement which is compliant with the supervisory framework set by the Financial Services Authority ("FSA"). These policies ensure that the Group is able to meet retail deposit withdrawals - either on demand or at contractual maturity - to repay wholesale borrowings as they mature and to meet current lending objectives. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity profile of wholesale and retail funds. Regular reports are made to the FSA detailing the Group's sterling stock liquidity.

Operational risk

Operational risk is the potential risk of financial loss or impairment to reputation arising from failures in operational processes or the systems that support them. To minimise operational risk, the Group maintains a system of control commensurate with the characteristics of the business and markets in which the Group operates, best practice principles and regulatory considerations. Where necessary, the Management Board Asset and Liability Committee will establish a project team, comprising senior business line managers, to devise and implement a suitable action plan to mitigate specific operational risk exposures.

Market risk

Market risk is the risk to earnings arising from changes in interest rates, foreign exchange rates and the price of financial securities.

(i) Interest rate risk

As a UK based mortgage institution, Northern Rock offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate exposures.

The Board of Directors has approved a Balance Sheet Structural Risk Management and Hedging Policy Statement that details the policies, procedures and controls for managing risk, including interest rate risk and the use of derivatives. This policy is reviewed regularly by the Management Board Asset and Liability Committee which is responsible for ensuring that balance sheet exposures are managed within the Group's policies and operational limits.

All structural interest rate risk positions and interest rate sensitivity tests are reported to the Management Board Asset and Liability Committee on a regular basis.

(ii) Currency risk

In addition to raising funds through the sterling money markets, capital markets and domestic retail savings market, the Group raises funds through issuing Euro Commercial Paper, US Dollar Commercial Paper, non-sterling denominated medium-term debt securities (including covered bonds) and non-sterling denominated retail funds. The Group's policy is to fully hedge any exchange rate exposures by using cross-currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency. Any non-sterling denominated assets are also fully hedged in this manner or matched with non-sterling denominated liabilities.

Derivatives

The Board of Directors has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within Northern Rock is to hedge risk exposure, and the Group takes no trading positions in derivatives.

For the purpose of reducing interest rate risk and currency risk, the Group uses a number of derivative instruments. These comprise interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. Where either an off balance sheet derivative instrument or an on balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument which optimises the following conditions:

- Minimise capital utilisation;
- Maximise income or minimise cost;
- Maximise liquidity;
- Minimise administrative and accounting complexity; and
- Minimise the Group's tax liability.

The benefits of using off balance sheet derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss.

37. Derivatives and other financial instruments (continued)

The following table summarises activities undertaken by Northern Rock, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of hedge
Management of the return on variable rate assets	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps Purchase interest rate options Sell forward rate agreements Purchase interest rate futures
Fixed-rate lending	Sensitivity to increases in interest rates Sensitivity to decreases in medium/long term interest rates, resulting in prepayment	Pay fixed interest rate swaps Purchase interest rate caps Impose early repayment penalty charges
Fixed-rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed-rate asset investments	Sensitivity to increase in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures Purchase forward rate agreements Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts Purchase currency options

Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example medium-term note issues based on equity indices or a multiple of an underlying floating market rate. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

The table below shows the underlying principal amount and positive and negative book and fair values of derivatives by type of contract.

Group and Company 2004	Underlying principal amount £m	Positive book values £m	Negative book values £m	Positive fair values £m	Negative fair values £m
Interest rate contracts:					
Interest rate swaps					
1 year or less	18,886.7	-	-	30.8	7.5
1-5 years	17,651.9	-	-	39.3	95.9
over 5 years	2,602.8	-	-	93.0	13.2
Equity index swaps					
1 year or less	1.0	-	-	-	-
1-5 years	179.0	-	-	4.9	4.4
over 5 years	-	-	-	-	-
Forward rate agreements					
1 year or less	35.3	-	-	-	-
1-5 years	50.0	-	-	-	-
over 5 years	-	-	-	-	-
Exchange traded futures					
1 year or less	211.3	-	-	-	1.4
1-5 years	-	-	-	-	-
over 5 years	-	-	-	-	-
Caps, floors and options					
1 year or less	-	-	-	-	-
1-5 years	-	-	-	-	-
over 5 years	-	-	-	-	-
	39,618.0	-	-	168.0	122.4

37. Derivatives and other financial instruments (continued)

Group and Company	Underlying principal amount £m	Positive book values £m	Negative book values £m	Positive fair values £m	Negative fair values £m
Exchange rate contracts:					
Cross currency swaps					
1 year or less	1,574.3	9.1	111.4	9.1	102.8
1-5 years	5,907.9	215.0	268.2	242.4	255.9
over 5 years	710.0	21.0	60.7	20.8	61.2
Forward foreign exchange					
1 year or less	2,552.4	11.0	76.5	18.8	59.0
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	10,744.6	256.1	516.8	291.1	478.9
2003					
Interest rate contracts:					
Interest rate swaps					
1 year or less	10,744.2	–	–	11.1	16.4
1-5 years	18,054.0	–	–	105.3	68.5
over 5 years	2,876.0	–	–	84.9	16.9
Equity index swaps					
1 year or less	6.4	–	–	–	0.2
1-5 years	266.8	–	–	3.4	5.0
over 5 years	–	–	–	–	–
Forward rate agreements					
1 year or less	5.0	–	–	–	–
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
Exchange traded futures					
1 year or less	385.5	–	–	–	8.4
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
Caps, floors and options					
1 year or less	15.0	–	–	–	–
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	32,352.9	–	–	204.7	115.4
Exchange rate contracts:					
Cross currency swaps					
1 year or less	1,588.3	26.7	190.9	25.2	155.6
1-5 years	3,446.8	124.7	112.5	121.0	148.8
over 5 years	285.5	20.3	18.5	19.7	19.4
Forward foreign exchange					
1 year or less	2,471.1	2.6	126.4	1.9	112.1
1-5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	7,791.7	174.3	448.3	167.8	435.9

The positive fair values above represent the gross replacement cost of the Group's derivatives and hence equate to the maximum gross loss it would incur if any party to the derivatives contract failed to perform to its terms. At 31 December 2004 the potential credit exposure after allowing for collateral received was £269.1m (2003 £194.0m).

In addition to the derivatives disclosed above, there are a number of derivatives that have been entered into by the securitisation companies (see note 16). These consist of interest rate swaps and cross currency swaps all with a term of over 5 years. The underlying principal amounts at 31 December 2004 were £1,636.1m and £14,810.2m (2003 £1,257.1m and £10,365.4m). Positive book values amounted to £nil and £270.6m (2003 £nil and £192.5m) and negative book values amounted to £nil and £1,368.5m (2003 £nil and £1,057.8m). Positive fair values were £42.7m and £275.4m (2003 £19.6m and £192.1m) and negative fair values were £0.3m and £1,367.1m (2003 £0.1m and £1,042.6m).

37. Derivatives and other financial instruments (continued)

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.

2004	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Total £m
Assets							
Loans and advances to banks	3,246.9	12.0	2.5	-	-	44.0	3,305.4
Loans and advances to customers	2,691.7	4,682.7	6,290.9	18,010.7	1,428.8	-	33,104.8
Investment securities	3,422.2	33.0	76.3	1,012.5	773.8	-	5,317.8
Other assets	-	-	-	-	-	1,062.0	1,062.0
Total assets	9,360.8	4,727.7	6,369.7	19,023.2	2,202.6	1,106.0	42,790.0
Liabilities							
Deposits by banks	1,024.0	106.1	67.5	4.0	-	-	1,201.6
Customer accounts	12,735.3	2,185.1	3,518.8	1,902.8	-	-	20,342.0
Debt securities in issue	13,525.7	1,230.3	368.2	1,457.4	200.0	-	16,781.6
Subordinated liabilities	68.3	457.7	-	-	1,489.7	-	2,015.7
Other liabilities	-	-	-	-	-	907.2	907.2
Shareholders' equity	-	-	-	-	-	1,541.9	1,541.9
Total liabilities	27,353.3	3,979.2	3,954.5	3,364.2	1,689.7	2,449.1	42,790.0
Off balance sheet items affecting interest rate sensitivity	(14,121.4)	812.0	976.4	12,662.1	(329.1)	-	-
	13,231.9	4,791.2	4,930.9	16,026.3	1,360.6	2,449.1	42,790.0
Interest rate sensitivity gap	(3,871.1)	(63.5)	1,438.8	2,996.9	842.0	(1,343.1)	-
Cumulative interest rate sensitivity gap	(3,871.1)	(3,934.6)	(2,495.8)	501.1	1,343.1	-	-
2003							
Assets							
Loans and advances to banks	3,406.9	7.0	-	-	-	36.3	3,450.2
Loans and advances to customers	7,410.1	2,423.6	4,216.7	12,480.4	1,671.3	-	28,202.1
Investment securities	3,119.8	26.4	120.3	1,248.6	81.2	-	4,596.3
Other assets	-	-	-	-	-	862.8	862.8
Total assets	13,936.8	2,457.0	4,337.0	13,729.0	1,752.5	899.1	37,111.4
Liabilities							
Deposits by banks	1,350.1	107.4	2.0	2.0	-	-	1,461.5
Customer accounts	12,582.1	1,302.5	3,001.9	1,910.8	-	-	18,797.3
Debt securities in issue	11,539.4	1,492.6	23.0	5.1	-	-	13,060.1
Subordinated liabilities	1,168.3	281.5	-	-	169.7	-	1,619.5
Other liabilities	-	-	-	-	-	833.1	833.1
Shareholders' equity	-	-	-	-	-	1,339.9	1,339.9
Total liabilities	26,639.9	3,184.0	3,026.9	1,917.9	169.7	2,173.0	37,111.4
Off balance sheet items affecting interest rate sensitivity	(13,027.1)	882.7	93.4	10,703.7	1,347.3	-	-
	13,612.8	4,066.7	3,120.3	12,621.6	1,517.0	2,173.0	37,111.4
Interest rate sensitivity gap	324.0	(1,609.7)	1,216.7	1,107.4	235.5	(1,273.9)	-
Cumulative interest rate sensitivity gap	324.0	(1,285.7)	(69.0)	1,038.4	1,273.9	-	-

The above table has been restated to reflect the prior year adjustment arising from the introduction of UITF 38 (see note 2).

37. Derivatives and other financial instruments (continued)

Gains and losses on hedging derivatives

	2004 Gains £m	2004 Losses £m	2004 Net £m	2003 Gains £m	2003 Losses £m	2003 Net £m
Unrecognised gains and losses on hedges						
At 1 January	**225.2**	**(130.0)**	**95.2**	219.4	(292.6)	(73.2)
Arising in previous years recognised in 2004 (2003)	**(63.9)**	**50.4**	**(13.5)**	(42.5)	137.8	95.3
Brought forward gains and losses not recognised in 2004 (2003)	**161.3**	**(79.6)**	**81.7**	176.9	(154.8)	22.1
Arising in 2004 (2003) not recognised in 2004 (2003)	**86.7**	**(49.9)**	**36.8**	48.3	24.8	73.1
At 31 December	**248.0**	**(129.5)**	**118.5**	225.2	(130.0)	95.2
Of which:						
gains and losses expected to be recognised in 2005 (2004)	**96.3**	**(36.7)**	**59.6**	63.9	(50.4)	13.5
gains and losses expected to be recognised in 2006 (2005) or later	**151.7**	**(92.8)**	**58.9**	161.3	(79.6)	81.7

	2004 Gains £m	2004 Losses £m	2004 Net £m	2003 Gains £m	2003 Losses £m	2003 Net £m
Realised gains and losses held in the balance sheet						
At 1 January	**6.1**	**(14.5)**	**(8.4)**	16.0	–	16.0
Realised gains and losses brought forward recognised in income in 2004 (2003)	**(6.1)**	**7.7**	**1.6**	(16.0)	-	(16.0)
Brought forward realised gains and losses not recognised in income in 2004 (2003)	**-**	**(6.8)**	**(6.8)**	–	–	–
Realised gains and losses in 2004 (2003) not recognised in income in 2004 (2003)	**2.0**	**(9.6)**	**(7.6)**	6.1	(14.5)	(8.4)
At 31 December	**2.0**	**(16.4)**	**(14.4)**	6.1	(14.5)	(8.4)
Of which:						
gains and losses expected to be recognised in 2005 (2004)	**2.0**	**(16.4)**	**(14.4)**	6.1	(14.5)	(8.4)
gains and losses expected to be recognised in 2006 (2005) or later	**-**	**–**	**-**	–	-	-

The above tables show the gains and losses on off balance sheet derivative instruments used for hedging by the Group. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on balance sheet instruments.

Currency risk

No analysis has been provided of the Group's structural currency exposures on the grounds of materiality. Where the Group has transactional currency exposures, it uses a variety of derivative products to eliminate this risk and therefore has no material transactional currency risk.

38. Fair values of financial instruments

The table set out below details the book and fair values for some of the Group's financial instruments. This analysis excludes those financial assets which are not listed or publicly traded, and for which no liquid and active market exists. It therefore excludes loans and advances to customers, retail deposits and certain other balance sheet items.

	2004		2003	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Assets				
Cash and balances at central banks	**10.2**	**10.2**	11.6	11.6
Loans and advances to banks	**3,305.4**	**3,305.4**	3,450.2	3,450.2
Debt securities	**4,743.5**	**4,777.6**	4,186.7	4,218.9
Equity shares and other variable yield securities	**575.6**	**591.1**	410.8	418.5
Liabilities				
Deposits by banks	**1,218.3**	**1,219.5**	1,480.6	1,480.4
Customer accounts – other customer accounts	**3,103.5**	**3,104.0**	2,454.5	2,454.5
Debt securities in issue	**16,557.1**	**16,633.4**	12,785.9	12,769.4
Subordinated liabilities	**1,955.0**	**2,219.9**	1,601.0	1,818.2
Other				
Derivatives receivable	**254.6**	**459.1**	174.3	372.5
Derivatives payable	**(515.3)**	**(601.3)**	(448.3)	(551.3)

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available, clean market prices have been used to determine fair values for securities converted at the spot rate of exchange where appropriate. For short term and floating rate borrowings the book value approximates to fair value because of short maturities and reset periods. For longer dated fixed rate borrowings where a market price is unavailable, the fair value has been estimated by adjusting the book value to reflect the effect of related hedging derivatives. The fair values of derivatives have been estimated by calculating the present value of estimated future cash flows.

In addition to the financial instruments above, there are a number of financial instruments within the securitisation companies (see note 16) for which the above disclosures are appropriate, which are currently contained within the linked presentation. These are debt securities in issue with a book value of £21,023.6m (2003 £14,023.9m) and a fair value of £21,123.2m (2003 £14,043.1m), derivatives receivable with a book value of £270.6m (2003 £192.5m) and a fair value of £318.1m (2003 £211.7m) and derivatives payable with a book value of £1,368.5m (2003 £1,057.8m) and a fair value of £1,367.4m (2003 £1,042.7m).

39. Non-sterling assets and liabilities

The aggregate amount of all assets and liabilities included in the balance sheet denominated in a currency other than sterling was as follows:

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Assets	**2,966.5**	2,362.3	**2,955.0**	2,351.0
Liabilities	**13,496.2**	9,463.9	**13,495.3**	9,463.7

The above assets and liabilities denominated in currencies other than sterling do not indicate the Group's exposure to foreign exchange risk. The Group has no material net currency exposures as all borrowings in foreign currencies are either hedged with cross currency swaps or forward foreign exchange agreements, or are matched by assets denominated in the same currency.

40. Related party transactions

(i) At the end of the year the aggregate amounts outstanding from Directors, their connected persons and Officers, in relation to loans from and other credit transactions with the Company, and the number of persons concerned, were as follows:

	Directors		Officers	
	2004	2003	**2004**	2003
Number of persons	**5**	6	**15**	13
Aggregate amount	**£2.0m**	£2.7m	**£2.4m**	£1.9m

(ii) The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2004 amounted to £21.6m (2003 £19.3m). At 31 December 2004 the commitment in respect of amounts not yet paid was £11.6m (2003 £10.0m).

(iii) Except for the contribution to The Northern Rock Foundation, the Company has made no promotional and benevolent donations to organisations in which certain Directors and their connected persons hold positions of influence such as Directors, Trustees and Governors (2003 £nil).

(iv) The Company has mortgage loans receivable from its related companies. Movements in these loans and provisions in respect of them during the year were as follows:

	£m
Cost:	
At 1 January 2004 and 31 December 2004	0.1
Provisions:	
At 1 January 2004 and 31 December 2004	0.1
Net book amount:	
At 31 December 2004 and 31 December 2003	-

(v) Northern Rock plc is a listed company and its shares are held by a large number of investors. No investor acting individually has the ability to control the activities of the Company. Consequently it is considered that there is no ultimate controlling party as defined in FRS 8 "Related Party Transactions".

41. Reconciliation of operating profit to net operating cash inflows

	2004	2003 (as restated)
	£m	£m
Profit on ordinary activities before tax	**431.2**	386.6
(Increase)/decrease in prepayments and accrued income	**(182.1)**	37.9
Increase in accruals and deferred income	**57.2**	28.1
Provisions for bad and doubtful debts	**56.5**	48.7
Loans and advances written off	**(30.9)**	(30.3)
Depreciation and amortisation	**22.6**	20.1
Interest on subordinated liabilities	**85.5**	62.0
Interest on reserve capital instruments	**19.8**	17.3
Interest on tier one notes	**13.0**	11.4
Other non-cash movements	**9.6**	14.7
Net cash inflow from trading activities	**482.4**	596.5
Net increase in loans and advances to banks and customers	**(12,813.8)**	(9,631.9)
Net increase in deposits by banks and customer accounts	**1,369.1**	1,147.7
Net increase in debt securities in issue	**11,007.3**	8,794.5
Net decrease in other assets	**7.0**	2.6
Net decrease in other liabilities	**(18.8)**	(63.6)
Net cash inflow from operating activities	**33.2**	845.8

42. Gross cash flows

		2004 £m	2003 £m
(i)	Returns on investments and servicing of finance		
	Interest paid on subordinated liabilities	**78.7**	58.2
	Interest paid on reserve capital instruments	**19.7**	17.2
	Interest paid on tier one notes	**12.6**	11.5
		111.0	86.9
(ii)	Capital expenditure and financial investment		
	Purchase of investment securities	**9,670.3**	4,633.4
	Sales and maturities of investment securities	**(8,900.9)**	(4,256.8)
	Purchase of tangible fixed assets	**60.4**	43.6
	Sale of tangible fixed assets	**(12.3)**	(0.7)
		817.5	419.5
(iii)	Financing		
	Issue of subordinated liabilities	**396.1**	-
		396.1	-

43. Analysis of the balances of cash as shown in the balance sheet

	As at 1 Jan 04 £m	Cashflow £m	As at 31 Dec 04 £m	As at 1 Jan 03 £m	Cashflow £m	As at 31 Dec 03 £m
Cash and balances at central banks	**11.6**	**(1.4)**	**10.2**	10.7	0.9	11.6
Loans and advances to other banks repayable on demand	**973.3**	**(704.4)**	**268.9**	601.4	371.9	973.3
	984.9	**(705.8)**	**279.1**	612.1	372.8	984.9

44. Analysis of changes in financing during the year

	Share capital £m	Loan capital £m	Reserve capital instruments £m	2004 Tier one notes £m	Share capital £m	Loan capital £m	Reserve capital instruments £m	2003 Tier one notes £m
At 1 January	**123.9**	**1,119.5**	**300.0**	**200.0**	123.9	1,119.5	300.0	200.0
Cash inflow from financing	**-**	**396.1**	**-**	**-**	-	-	-	-
Amortisation	**-**	**0.1**	**-**	**-**	-	-	-	-
At 31 December	**123.9**	**1,515.7**	**300.0**	**200.0**	123.9	1,119.5	300.0	200.0

Results for 2000 have been restated to reflect the early introduction of FRS 19 in 2001. Results for 2000 and 2001 have been restated to reflect the prior year adjustment in relation to changes in classification of RCIs and the corresponding coupon payable introduced in 2002. Results for 2000 – 2002 have been restated to reflect the reallocation of securitisation net interest from other income and charges to net interest receivable. Results for 2000 – 2003 have been restated to reflect the prior year adjustment arising from the introduction of UITF 38 in 2004.

		2000	2001	2002	2003	2004
Net interest receivable	£m	288.7	346.1	391.2	450.7	466.9
Other income and charges	£m	120.9	130.3	169.8	209.0	264.0
Total income	£m	409.6	476.4	561.0	659.7	730.9
Operating expenses – ongoing	£m	130.4	148.0	169.8	194.5	222.5
Operating expenses – non-recurring[1]	£m	–	–	2.3	5.6	–
Operating expenses – amortisation of goodwill	£m	–	–	1.5	3.6	3.6
Covenant to The Northern Rock Foundation	£m	12.5	14.8	16.3	19.3	21.6
Provisions for bad and doubtful debts	£m	16.9	34.5	43.1	48.7	56.5
Amounts written off fixed asset investments	£m	1.0	1.5	2.6	1.4	(4.5)
Provision for loss on disposal of care homes	£m	3.1	–	–	–	–
Profit on ordinary activities before tax	£m	245.7	277.6	325.4	386.6	431.2
Tax on profit on ordinary activities	£m	66.0	83.7	96.5	112.2	125.0
Profit on ordinary activities after tax	£m	179.7	193.9	228.9	274.4	306.2
Total assets under management	£m	24,852	31,090	41,875	51,944	64,894
Growth in total assets under management	%	20	25	35	24	25
Average interest earning assets	£m	22,588	27,524	36,036	46,435	57,071
Mean assets under management	£m	22,774	27,971	36,482	46,909	58,419
Retail deposits	£m	12,052	13,370	15,336	16,343	17,239
Shareholders' funds	£m	917	1,037	1,165	1,340	1,542
Risk asset ratio – overall	%	13.6	12.9	15.5	14.3	14.0
Risk asset ratio – tier 1	%	9.0	8.2	9.1	9.0	8.7
Gross lending	£m	6,362	8,853	12,584	17,315	23,342
Net lending	£m	3,621	5,127	6,697	8,514	12,932
Loan balances acquired	£m	–	–	1,544	–	–
Increase in retail balances	£m	963	1,318	773	1,007	896
Retail balances acquired	£m	–	–	1,193	–	–
Increase in profit after tax[2]	%	11	12	18	20	12
Net interest margin	%	1.28	1.26	1.09	0.97	0.82
Total income : mean assets	%	1.92	1.95	1.90	1.89	1.83
Total income : mean assets under management	%	1.80	1.70	1.54	1.41	1.25
Operating expenses[3] : total income[4]	%	31.8	31.1	30.3	29.8	30.4
Operating expenses[3] : mean assets under management	%	0.57	0.53	0.47	0.41	0.38
Provisions : mean advances to customers	%	0.10	0.18	0.19	0.19	0.18
Return on equity[2]	%	19.1	19.8	20.8	21.9	21.3
Post-tax return on mean assets under management[2]	%	0.76	0.69	0.63	0.58	0.52

1. Non-recurring costs represent

   2002 – non-recurring costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General

   2003 – non-recurring costs incurred in relation to the closure of certain branches

2. Before the post-tax effect of provision for loss on the disposal of care homes
3. Before non-recurring costs
4. Before surplus on sale of credit card portfolio

2005

26 January 2005	Preliminary results for year ended 31 December 2004
26 April 2005	Annual General Meeting
27 April 2005	Ex-dividend date for final dividend for 2004
29 April 2005	Record date for final dividend
27 May 2005	Payment date for final dividend
28 July 2005	Interim results for half year to 30 June 2005
28 September 2005	Ex-dividend date for interim dividend for 2005
30 September 2005	Record date for interim dividend
28 October 2005	Payment date for interim dividend

2006

25 January 2006	Preliminary results for year ended 31 December 2005
25 April 2006	Annual General Meeting
26 April 2006	Ex-dividend date for final dividend for 2005 (provisional)
28 April 2006	Record date for final dividend (provisional)
26 May 2006	Payment date for final dividend
19 July 2006	Interim results for half year to 30 June 2006
27 September 2006	Ex-dividend date for interim dividend for 2006 (provisional)
29 September 2006	Record date for interim dividend (provisional)
27 October 2006	Payment date for interim dividend

Northern Rock plc, Registered Office: Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL
Registered in England and Wales under Company Number 3273685 www.northernrock.co.uk



NORTHERN ROCK PLC

INTERIM RESULTS

6 MONTHS ENDED 30 JUNE 2005

northern rock

THIS PAGE LEFT INTENTIONALLY BLANK

NORTHERN ROCK GROUP INTERIM RESULTS

Contents **Page**

Introduction

Statutory Results

The 2005 Interim Results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that are effective or available for early adoption at the Group's first reporting date, 31 December 2005. Certain of these IFRS are only effective from 1 January 2005, and therefore the revised 2004 statutory based results ("statutory") only include certain of the IFRS used in the preparation of the 2005 results. The results included on pages 18 to 74 represent the statutory results of the Group for the six months ended 30 June 2005 and include the statutory comparatives reflecting only those standards which permit or require retrospective adoption, reflecting the voluntary exemptions of IFRS1.

Proforma Results

In order to aid comparability of the 2005 results with those of 2004, 2004 results have also been prepared on a proforma basis, incorporating the impact of IFRS where it is possible to determine what the impact would have been if the accounting changes had been effective in 2004. The proforma results include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity.

Underlying Results

The 2005 statutory results include the full effects of the introduction of fair value and hedge accounting following the adoption of IAS 32 and 39 with effect from 1 January 2005. Where appropriate, certain aspects of the results for 2005 are presented to reflect management's view of the underlying results for 2005 excluding the effects of fair value volatility and hedge ineffectiveness to provide a clearer representation of the underlying performance of the Group.

NORTHERN ROCK GROUP INTERIM RESULTS

28 July 2005

Northern Rock plc today issued its Interim Results for the six months ended 30 June 2005.

HIGHLIGHTS

Operating Performance

- Total assets of £72.5 billion - an increase of 26.9% from June 2004 assets of £57.1 billion
- Record H1 gross lending of £11.5 billion - an increase of 14.8%, with record H1 net lending of £6.0 billion - an increase of 17.2%
- Share of UK net mortgage lending of 14.2% - up from 11.2% in the 2004 full year
- 1 July 2005 total lending pipeline of £6.5 billion - up 26% from 1 January 2005
- 0.35% (31 December 2004 - 0.37%) of mortgage accounts 3 months or more in arrears - under half of industry average
- Record retail savings intake of £1.7 billion - nearly twice the total for all of 2004

Profits

- Pre tax profits up by 45.4% to £294.0 million from June 2004, an increase of 39.2% compared with June 2004 proforma pre tax profits
- Underlying pre tax profits of £239.2 million, up by 13.3% compared with 2004 proforma
- Underlying attributable profits of £149.4 million, up by 10.6% compared with 2004 proforma

Costs

- Cost to asset ratio improved to 0.35% (from 0.37% in 2004)
- Cost to income ratio improved to 28.3%. On an underlying basis it is 30.1%, compared with a proforma ratio of 29.9% for all of 2004

Shareholder Value

- Return on equity of 24.6%, being 25.9% on a proforma basis and 20.6% on an underlying basis
- EPS of 45.5p - an increase of 30.7%. On a proforma basis the increase is 39.1% and on an underlying basis EPS of 36.1p represents an increase of 10.4%
- Interim dividend per share of 9.4p - an increase of 10.6%

Social Responsibility

- The Northern Rock Foundation - supporting charitable causes - to receive £14.7 million

Note
The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

Adam J Applegarth, Chief Executive, said:

"Northern Rock has again demonstrated in the first half of 2005 its ability to grow through strong volumes of high quality residential mortgage lending, despite a slow down in the UK housing market. Total balance sheet assets have grown to £72.5 billion, an increase of 27% compared with 30 June 2004.

Although the introduction of IFRS defers income for a growth company like Northern Rock the volatility from fair value adjustments and hedge accounting has been introduced and so, reported profit before tax is up 45%, with underlying attributable profit up 10.6%. In future years, as our asset growth trends to the mid-point of our strategic targets, I expect to see the gap between underlying attributable profit growth and asset growth narrow noticeably.

With the introduction of IFRS there have been some additional costs - mainly to do with pension funding and employee share benefits. We've incorporated these and have still seen an improvement in our cost to asset ratio and our cost to income ratio remains broadly stable on an underlying basis. Therefore, once comparable figures are available, I expect our relative cost advantage to have improved."

Note
The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

OPERATIONAL REVIEW

Introduction

The 2005 Interim Results have been prepared using International Financial Reporting Standards ("IFRS") which differ significantly to UK GAAP used in the preparation of previously reported financial statements.

Analysis of the results is complicated as a result of certain IFRS only being effective from 1 January 2005. This means that the revised 2004 statutory results only include certain of the IFRS used in the preparation of the 2005 results. As a consequence we have included, on pages 76 to 112, 2004 results prepared on a proforma basis, incorporating the impact of IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. This particularly relates to the treatment of interest income and fees and the reclassification of certain funding instruments from debt to non shareholders' equity but excludes the effects of hedge accounting under IFRS which differs from that applied under UK GAAP.

Full reconciliations of the effect of the introduction of IFRS are included in the statutory and proforma sections of the Interim Results together with full details of the accounting policies for 2005.

As a consequence of the introduction of IFRS the balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable underlying performance to be separately identified.

Overview

Strong lending volumes continued in the first half of 2005 resulting in total assets of £72.5 billion, an increase of 26.9% compared with 30 June 2004. Residential net lending market share at 14.2% to the end of May 2005, exceeded the 11.2% share achieved in 2004, further demonstrating Northern Rock's ability to achieve growth targets even in a slowing and competitive mortgage market. Asset quality also remained robust across all loan portfolios.

Underlying profit before tax growth compared with the proforma results for 2004 was 13.3%, with growth in underlying earnings per share on an equivalent basis of 10.4%, in line with expectations. Underlying return on equity at 20.6% remained within the top half of our strategic target range.

The strong performance of our retail funding seen in 2004 continued in the first half of 2005 with net inflows of £1,716 million. Two successful securitisation issues raised £8,558 million and contributed further to our capital management.

Lending

During the first half of 2005 Northern Rock has again achieved record levels of total lending. Total gross lending was £11,543 million, an increase of 14.8% (30 June 2004 - £10,055 million), with total net lending of £5,965 million, an increase of 17.2% (30 June 2004 - £5,091 million). Prospects for the remainder of 2005 are good, with a pipeline of £6,453 million some 26% higher than at the beginning of the year (1 January 2005 - £5,105 million). The residential lending pipeline at £5,987 million is also 26% higher than at the beginning of the year (1 January 2005 - £4,755 million).

Note
The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

Lending (continued)

The composition of our lending portfolios has continued to be low risk. At 30 June 2005 89% of our loans to customers were residential (30 June 2004 - 89%), 3% commercial secured loans (30 June 2004 - 3%) and 8% (30 June 2004 - 8%) within our personal unsecured portfolios. This mix is not expected to change significantly going forward.

An analysis of lending by portfolio is set out in the following table:

£ millions	Residential	Commercial	Unsecured	Total
2005 First Half				
Gross	10,224	218	1,101	11,543
Net	5,610	31	324	5,965
2004 First Half				
Gross	8,512	212	1,331	10,055
Net	4,367	63	661	5,091
2004 Full Year				
Gross	20,051	499	2,792	23,342
Net	11,383	182	1,367	12,932

Residential

The UK residential lending market was weaker in the first half of 2005 compared with the equivalent period in 2004, as a result of falling consumer confidence and a slow down in the housing transaction market, with gross lending down by 14% and net lending down 25% in the first 5 months of the year. Estimated gross lending, however, remains on track to reach around £260 billion for the full year, compared with £291 billion last year. Net lending is forecast to be around £80 billion for the year which would represent a 21% reduction from the £101 billion seen in 2004. UK house prices remained static in the first half of the year, but there remains little evidence of widespread house price reductions, a situation we expect to continue. With the level of housing transactions at the lower end of long term trends and house price inflation likely to be limited for the time being, gross lending continues to be underpinned by sustained levels of remortgage activity which accounted for approximately 46% of gross lending so far this year. The gross market remains key to Northern Rock achieving its growth targets, and economic conditions remain supportive with low inflation, relatively low unemployment, low interest rates and consequently good affordability.

Against this background we achieved gross residential lending of £10,224 million (30 June 2004 - £8,512 million) and net residential lending of £5,610 million (30 June 2004 - £4,367 million), representing increases of 20.1% and 28.5% respectively. Our share of UK gross residential lending for the first five months of 2005 was 8.1% and our market share of net residential lending for the same period was 14.2%. This compares with 5.8% and 8.2% respectively for the first half of 2004, and 6.8% and 11.2% for 2004 in total. Our share of redemptions in the first five months of the year was 5.2%, again lower than our closing share of mortgage stock of around 6.0%. This reflects the continued success of our pro-active customer retention process and our fair and transparent policy of allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

Note
The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

Lending (continued)

The low risk profile of our new lending has continued despite strong growth in volumes. The proportion of lending to first time buyers remains low at 21% (2004 - 21%) with 79% of new customers having a proven payment track record. The average Loan to Value ratio ("LTV") of new lending in 2005 so far remained similar to 2004 at around 75% and new lending below 90% LTV was 71% (2004 - 75%) of completions. The average indexed LTV of our mortgage book is now 57% (31 December 2004 - 53%) providing strong cover in the event of default. The slight increase in indexed LTV reflects the slow down in house price inflation. We have minimal exposure to large loans with only around 3.5% of new loans over £500,000 (2004 - 3.5%) and we maintained an excellent geographic spread of lending.

We offer customers a wide range of innovative and attractive products including lifestyle products and traditional price-led products. Our lifestyle products comprise our "together" family of products, Lifetime and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Gross lending of "together" products amounted to £2.5 billion of which £2.2 billion were advances secured on residential property representing 23.5% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages remained around one fifth of our mortgage portfolio.

Our Lifetime range is aimed at homeowners aged over 60 who wish to utilise equity in their homes to enhance their lifestyle. Such lending accounted for 1.4% of gross new residential lending (2004 - 1.8%), with outstanding Lifetime balances representing 3.0% (31 December 2004 - 3.1%) of our mortgage balances.

Residential Buy to Let lending is focussed on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.8% of our mortgage portfolio at 30 June 2005 (31 December 2004 - 4.0%) and for 8.6% (H2 2004 - 7.3%) of gross new residential lending. This type of lending is likely to remain a niche part of our overall portfolio of lending and the professional part of the market is likely to be supported by demand following changes in pension legislation allowing rental properties to be included within investors' pension plans.

In total our lifestyle products, which are margin enhancing, represented 33.5% (2004 - 28.9%) of our gross new residential lending and 26.4% of mortgage balances at 30 June 2005 (31 December 2004 - 25.3%).

Of our traditional price-led mortgage products, fixed rate mortgages remained the most popular with 30.2% (2004 - 46.4%) of total new lending accounted for by short term fixed products up to two years, and 25.6% (2004 - 7.5%) by longer term fixes normally up to a maximum of seven years. The increased demand for longer term fixed rate products reflected attractive pricing as longer term swap rates have fallen.

Unsecured

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

Note
The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

Lending (continued)

£ millions	Standalone Unsecured	Together Unsecured	Total
2005 First Half			
Gross	761	340	1,101
Net	174	150	324
2004 First Half			
Gross	950	381	1,331
Net	505	156	661
2004 Full Year			
Gross	2,068	724	2,792
Net	1,104	263	1,367

Standalone gross lending has slowed in line with consumer spending and our risk appetite. Net lending has shown further reduction as the portfolio matures and redemptions and repayments increase.

Volumes of "together" unsecured lending remained similar to levels seen in each of the previous half year periods. At 30 June 2005 our unsecured lending balances were £4,997 million (31 December 2004 - £4,660 million) of which 40.6% (31 December 2004 - 40.3%) represented "together" unsecured advances.

Commercial

Competition in the commercial secured lending market has remained strong in the first half of 2005 with certain lenders being particularly aggressive on price and LTV levels at which they are prepared to lend. We have continued to grow our commercial lending portfolio gradually, maintaining our emphasis on quality rather than volume of lending. Gross lending in the first half amounted to £218 million (30 June 2004 - £212 million) with net lending of £31 million (30 June 2004 - £63 million).

Arrears and Possessions

The arrears position of each of our personal lending portfolios based upon accounts three months or more in arrears is set out in the following table:

	Residential	Standalone Unsecured	"Together" Unsecured
30 June 2005	0.35%	1.02%	0.82%
31 December 2004	0.37%	1.04%	0.78%
30 June 2004	0.39%	0.94%	0.80%

The absolute increase in number of residential accounts three months or more in arrears was only 20 cases, less than a 1% movement, compared with a 5% increase in number of accounts. The 0.35% remains well below half the industry average of 0.87% at 30 June 2005 (31 December 2004 - 0.80%). The "together" secured advances performance remained consistent, with three months plus arrears stable at 0.79% at 30 June 2005 (31 December 2004 - 0.77%). At 30 June 2005, 310 properties, representing only 0.05% of all accounts, were in possession compared with 181 (0.03%) at the end of 2004.

Note
The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

Arrears and Possessions (continued)

Standalone personal unsecured loan arrears remain significantly better than industry average, reflecting our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. Unsecured loans within the "together" brand continued to perform in line with the "together" secured advances and better than traditional personal unsecured loans.

At 30 June 2005 only 14 of our commercial loans (0.58% of accounts) with balances outstanding of £5.0 million were three months or more in arrears compared with 8 accounts (0.31%) with outstanding balances of £6.3 million at 31 December 2004.

Funding

Northern Rock has established 4 distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. Flows of new funding and closing balances are shown in the following table:

£ millions	Retail	Non-Retail	Securitisation	Covered Bonds
2005 First Half				
Net flow	1,716	(2,245)	6,138	1,025
Closing balances	19,008	17,520	27,706	2,430
2004 First Half				
Net flow	(163)	(1,916)	5,425	1,341
Closing balances	16,232	15,060	20,283	1,339
2004 Full Year				
Net flow	896	2,770	7,234	1,341
Closing balances	17,290	19,740	22,090	1,339

Note: Closing balances at 30 June 2005 are stated including IAS39 fair value adjustments. Net flows in 2005 represent net cashflows excluding fair value adjustments.

Retail

Retail funding comprised a net inflow of funds of £1,457 million plus interest credited of £259 million and builds on the successful funding in the second half of 2004 of over £1.0 billion, again demonstrating the strength and diversity of our retail franchise.

Funding during the six months was largely into our Silver Savings account launched in September 2004 for the over 50s. Fixed rate bonds also remained popular. Balances in our Ireland based operation rose to £804 million (31 December 2004 - £628 million), with £1,812 million (31 December 2004 - £1,871 million) in our Guernsey based off-shore vehicle.

Non-Retail

Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. During the first half we were able to repay £2.2 billion, mainly short term funds, following the successful securitisation issues.

Note
The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

Non-Retail (continued)
During the first half we raised £1.4 billion medium term wholesale funds, from a variety of sources located globally, with specific emphasis on the US and Europe. This included a US$1.75 billion Extendible Quarterly Securities issue sold to domestic US investors.

With regards to short term funding, key developments included the establishment of a CAD$2 billion Canadian Commercial Paper programme which provides access to domestic Canadian investors. This programme had outstanding balances of CAD$1.0 billion at 30 June 2005.

Securitisation
Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During the first half of 2005 two residential mortgage issues were completed raising £8.6 billion through our Granite vehicles. Diversification of our investor base continued with over 75% of the securitised bonds being issued in US dollars or euros. Further issuance is planned in the second half of 2005, with a second commercial mortgage securitisation raising £600 million already having completed since the half year. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages.

The two Granite issues in 2005 were at the lowest spread we have ever achieved and noticeably (around 8 bps) cheaper than the maturing issues they are in part replacing.

At 30 June 2005 advances to customers subject to securitisation amounted to £29.2 billion (31 December 2004 - £21.9 billion), representing 48% (31 December 2004 - 40%) of our total lending portfolios.

Covered Bond
In the first half of 2005 we raised €1.5 billion (£1.03 billion) from a second issue from our €10 billion programme established in 2004. This provided further diversification of the investor base as around 40% of the participants were new to Northern Rock. The covered bond is secured by a pool of ring-fenced residential mortgages which remain on-balance sheet as Northern Rock retains substantially all the risks and rewards associated with the loans.

Assets

Total assets on a statutory and underlying basis (excluding fair value adjustments) are set out in the following table:

£ millions	**30 June 2005**	**30 June 2004**	**31 December 2004**
Statutory	72,460	57,092	64,881
Underlying	71,198	57,092	64,881

On a statutory basis total assets are 11.7% higher than at the previous year end and 26.9% higher than 12 months ago. On an underlying basis growth in total assets was 9.7% and 24.7% respectively.

Treasury

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. At 30 June 2005, 97% (31 December 2004 - 96%) of our Treasury investment portfolios comprised assets which are rated single A or better. We continue to have no exposure to emerging markets or non-investment grade debt.

Note
The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

Total Income and Margins

The introduction of IFRS in 2005 results in significant changes in the presentation and reporting of interest and non-interest income. Upfront lending fees are now spread over the expected life of a loan and included in interest income resulting in a deferral of reported income. Introducer fees are also now recognised within interest income and spread over the expected life of a loan, rather than the life of the customer relationship, resulting in an acceleration of the recognition of the cost. Mortgage incentives continue to be offset against interest income but are now spread over the expected life of a loan rather than over the early repayment charge period. In addition, following the re-classification of certain instruments from debt to equity, the coupon payable on these instruments is now excluded from interest expense. As these accounting changes were introduced on a statutory basis with effect from 1 January 2005 we have prepared proforma 2004 figures on a comparable basis as well as on the statutory basis.

The following tables show net interest income and total income on a statutory and proforma basis for 2004 and on a statutory and underlying basis (see notes 3 and 4) for 2005.

Statutory basis	**6 months ended**		**Year ended**
£ millions	**30 June 2005**	**30 June 2004**	**31 December 2004**
Net interest income	369.3	227.0	466.9
Other income	50.5	113.9	252.3
Total income	**419.8**	**340.9**	**719.2**

Underlying / Proforma basis	**6 months ended**		**Year ended**
£ millions	**30 June 2005**	**30 June 2004**	**31 December 2004**
Net interest income	345.0	299.3	612.7
Other income	50.5	50.4	111.8
Total income	**395.5**	**349.7**	**724.5**

On a statutory basis total income in the first half of 2005 amounted to £419.8 million representing an increase of 23.1% over total income in the first half of 2004. On this basis the ratio of total income to mean total assets at 1.22% in the first half compares with the 2004 full year and half year ratios of 1.23% and 1.25%. Total income as a proportion of mean risk weighted assets at 3.59% compares with the 2004 full year and half year ratios of 3.37% and 3.43%.

On an underlying basis total income in the first half of 2005 amounted to £395.5 million representing an increase of 13.1% over proforma total income in the first half of 2004. On this basis the ratio of total income to underlying mean total assets at 1.16% in the first half compares with the 2004 full year and half year ratios of 1.24% and 1.29%. Total income as a proportion of mean risk weighted assets at 3.41% compares with the 2004 full year and half year ratios of 3.43% and 3.56%.

Underlying interest margin at 1.00% in the first half compares with the 2004 full year and half year ratios of 0.82% and 0.85% on a statutory basis and 1.07% and 1.12% on a proforma basis. The proforma basis is considered to be a more appropriate comparator as it is calculated on the same basis as the 2005 figures, including the impact of effective interest rate changes under IFRS. On this basis, interest margin is 7bps lower than the full year in 2004 but only 3bps lower than in the second half last year. During the first half of 2005, 3 month Libor has remained on average 15bps higher than Bank Base Rate compared with 20bps in the second half of 2004 and so has continued to adversely affect the price of our securitisation and non-retail funding. Towards the end of the first half, 3 month Libor, together with swap rates, started to fall such that a positive differential between Bank Base Rate and

Note
The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

Total Income and Margins (continued)

funding rates currently exists. If this continues in the second half of 2005 this will support spreads as and when the relevant funding re-prices.

At 30 June 2005 the net value of fees deferred to future periods amounts to £268.7 million, compared with £238.2 million at 31 December 2004 and £203.0 million at 30 June 2004 on a proforma basis.

Other income primarily comprises insurance commission generated on sales of building and contents and payment protection insurance together with administration fees not included within interest margin.

Expenses

Total operating expenses amounted to £118.9 million representing an increase of 17.1% over statutory operating expenses of £101.5 million and 18.0% over proforma operating expenses of £100.8 million for the first half of 2004. The increase of 18.0% compares with an increase in underlying assets of 24.7% over the twelve months and a rise in underlying total income of 13.1% on a proforma basis, resulting in a cost to asset ratio of 0.35% (30 June 2004 statutory - 0.37%, proforma - 0.37%) and cost to underlying income ratio of 30.1% (30 June 2004 statutory - 29.8%, proforma - 28.8%). Our performance is in line with achieving around the mid point of our strategic target of cost growth being 1/2 to 2/3rds the rate of growth of assets by the year end.

Included in the 2005 operating expenses are £4.9 million recurring incremental costs in relation to increased regulatory requirements out of an anticipated £10 million for the full year. The first half results also include additional pension scheme and share based costs of £2.3 million arising from the introduction of IFRS.

Social Responsibility - The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. The covenant from 2005 first half profits amounts to £14.7 million (30 June 2004 - £10.0 million), resulting in over £130 million having been donated since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

Loan Loss Impairment

Although there are similarities between the bases for making loan loss impairment under UK GAAP and IFRS, the latter is more prescriptive. During the first half of 2005 we have enhanced our loan loss impairment methodologies incorporating risk and performance data captured in and generated by our Basel II capital systems. Following the introduction of the improved methodologies a reassessment of loan loss impairment provisions has been made to closer match the risk profile of our loan portfolios. Following this one-off reassessment, loan loss impairment provisions were reduced by £10.3 million for the residential portfolio and by £9.8 million in our commercial lending portfolio and increased by £20.1 million in respect of our unsecured loans.

Note
The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

Loan Loss Impairment (continued)

The charge for loan loss impairment amounted to £25.5 million for the first half (30 June 2004 - £26.5 million) representing 0.09% of mean advances to customers (30 June 2004 - 0.12%). The combination of high quality lending, low interest rates, low arrears and continued strong average LTV of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Provisions for the commercial secured lending portfolio have been rebased to levels consistent with portfolio performance and expected economic conditions for this sector.

The growth in loan loss impairment provision balances against our personal credit portfolios reflects growth in balances and the maturing nature of the portfolios. As a result, total loan loss impairment provision balances for these portfolios have increased to £92.7 million with total cover of 1.86% (31 December 2004 - 1.68%).

Hedge Ineffectiveness

Following the introduction of IFRS all derivatives entered into by Northern Rock, which under UK GAAP were held off balance sheet, are now recorded on the balance sheet with any fair value movements being taken to the income statement. Where effective hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in fair value of the underlying instrument being hedged. Any ineffectiveness arising from different movements in fair value will trend to zero over time and so any recorded ineffectiveness in any accounting period is excluded from underlying results in that accounting period.

In addition, Northern Rock enters into certain derivative contracts, which although efficient economically, cannot be included in effective hedge accounting relationships. Consequently, although the implicit interest cost of the underlying instrument and associated derivative are included in net interest income in the income statement, future fair value movements on such derivatives are recorded in "Net hedge ineffectiveness and other fair value gains and losses" on the face of the income statement and are excluded from underlying results as these fair value movements will not be realised in cash terms. The same treatment also applies to the revaluation at each balance sheet date of economically hedged foreign currency liabilities.

The over-riding objective of the presentation of underlying results is to show the true interest income / cost of hedged instruments and to exclude future fair value adjustments from current performance measurement.

In the first half of 2005 the income statement shows "Net hedge ineffectiveness and other fair value gains and losses" as a positive figure of £33.3 million. This increases to £57.6 million positive after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income.

Having taken powers at the Annual General Meeting to issue preference shares, we are considering the issue of a nominal amount of such shares. This would enable the Upper Tier 2 instruments currently included in equity to be re-classified as liabilities. This would then enable the economic hedges we hold in respect of these instruments to be included in hedge accounting relationships thereby eliminating a significant amount of the hedge volatility recorded in the income statement.

Taxation

The effective tax rate for the first half was 29.3% (30 June 2004 - 28.9%). We continue to anticipate, with a corporation tax rate of 30%, the ongoing effective tax rate will trend towards 30.0% in the medium term.

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

Profits and EPS

To aid comparison of the 2005 results with those of 2004 we have prepared 2004 comparatives on a statutory basis and on a proforma basis. In addition, the underlying 2005 results are determined after excluding the effect of hedge accounting ineffectiveness. Details of profit before tax, profit attributable to shareholders and earnings per share on these bases are set out in the following tables:

Statutory basis	**6 months ended**		**Year ended**
	30 June 2005	**30 June 2004**	**31 December 2004**
PBT £m	294.0	202.2	435.3
Attributable profit £m	188.2	143.7	309.5
EPS p/share	45.5	34.8	74.9

Proforma basis	**6 months ended**		**Year ended**
	30 June 2005	**30 June 2004**	**31 December 2004**
PBT £m	294.0	211.2	441.5
Attributable profit £m	188.2	135.1	271.2
EPS p/share	45.5	32.7	65.7

Underlying basis	**6 months ended**		**Year ended**
	30 June 2005	**30 June 2004**	**31 December 2004**
PBT £m	239.2	211.2	441.5
Attributable profit £m	149.4	135.1	271.2
EPS p/share	36.1	32.7	65.7

The reconciliation of 2005 underlying results is set out in note 2 of the Interim Results (page 28 statutory results, page 85 proforma results).

Statutory profit before tax of £294.0 million for the six months ended 30 June 2005 represents an increase of 45.4% over the equivalent statutory figure for 2004 and an increase of 39.2% over the equivalent proforma figure. Statutory profit attributable to shareholders for the first half of 2005 was £188.2 million, an increase of 31.0% over the 2004 statutory result for the same period and 39.3% over the proforma result. Compared with the 2004 first half proforma results, the underlying 2005 profit before tax of £239.2 million represents an increase of 13.3%, with underlying attributable profit rising by 10.6% to £149.4 million.

Return on equity for the first half of 2005 was 24.6% on a statutory basis and 20.6% on an underlying basis compared with 21.1% in the first half of 2004 on a statutory basis and 21.6% on a proforma basis.

Dividends

The proposed interim dividend is 9.4p per share payable on 27 October 2005 to shareholders on the register on 29 September 2005, a 10.6% increase over the 2004 interim dividend of 8.5p.

Note

The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

Capital

At 30 June 2005 total capital amounted to £3,033 million resulting in a total capital ratio of 12.8%, comfortably above regulatory and internal requirements. Tier 1 capital was £1,953 million and the Tier 1 ratio 8.2%. The restated equivalent ratios at 31 December 2004 on a statutory basis were 14.0% and 8.7% and on a proforma basis were 13.5% and 8.0% respectively.

We intend to be among the first wave of applicants seeking waiver from the FSA enabling us to adopt the Retail Internal Ratings Based approach to Basel II currently anticipated to commence on 1 January 2007. We intend to initially adopt the Standardised Approach to Operational Risk.

Our low risk balance sheet means that we expect to achieve significant reductions to the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result in future capital efficiencies subject to consultation with the FSA and credit rating agencies. We recognise, however, that delays to the approval of relevant European Union legislation could result in delays to the introduction of Basel II.

Within securitisation, whilst there has been transference of risk on a non-recourse basis, we have continued to hold a first loss position. After consultation, we intend this autumn, subject to market conditions, to substantially sell-on (on a non-recourse and on-going basis) the majority of the first loss position. This will substantially further strengthen our capital position.

Outlook

The strong performance in the first half of 2005 together with prospects for the remainder of the year mean that we remain on track to achieve our strategic targets in 2005. Asset growth will be at the top end of our 20% + / - 5% target and underlying attributable profit growth will be at the lower end of our targeted 15% + / - 5% range due to the impacts of IFRS. In the medium term we expect asset and profit growth to trend to the mid points of our strategic targets.

Lending will continue to be focussed on low risk residential lending supplemented by commercial secured and personal credit where returns and risk are appropriate. All our funding portfolios will be further developed helping to ensure we have a secure and diversified funding platform.

The range of attributable profit expectations for 2005, excluding any fair value and hedge accounting gains or losses, as provided by 17 of the major bank research analysts, is £290 million to £312 million, with a mean of £298 million, growth of 10% compared to the 2004 proforma figure. Northern Rock remains comfortable with this consensus mean.

Note
The basis of preparation of statutory, proforma and underlying figures is detailed on page 3

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RECEIVED
2005 SEP 21 A 8:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NORTHERN ROCK PLC

INTERIM RESULTS

6 MONTHS ENDED 30 JUNE 2005

STATUTORY INFORMATION

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NORTHERN ROCK GROUP INTERIM RESULTS

FINANCIAL HIGHLIGHTS - STATUTORY

	Six months to 30 June		Full Year
Key Performance Figures	**2005**	**2004**	**2004**
	£m	**£m**	**£m**
Gross lending	11,543	10,055	23,342
Net lending	5,965	5,091	12,932
Net retail funding	1,716	(163)	896
Securitisation issues	8,558	7,122	11,122
Covered bond issue	1,025	1,341	1,341
Net non-retail funding	(2,245)	(1,916)	2,770
Key Ratios – Balance Sheet	%	%	%
Balance sheet growth	11.7	9.9	24.9
Growth in risk weighted assets	2.8	2.3	17.3
Total capital ratio	12.8	15.8	14.0
Tier 1 ratio	8.2	9.2	8.7
Key Ratios – Income and Expense	%	%	%
Total income : mean risk weighted assets	3.59	3.43	3.37
Interest margin	1.07	0.85	0.82
Cost to income ratio	28.3	29.8	30.4
Cost to mean asset ratio	0.35	0.37	0.37
Impairment charge as % of mean advances to customers	0.09	0.12	0.10
Pre tax profit growth	45.4	n/a	n/a
Effective tax rate	29.3	28.9	28.9
Post tax profit growth	44.7	n/a	n/a
Attributable profit growth	31.0	n/a	n/a
Post tax return on mean equity	24.6	21.1	21.6
Post tax return on mean risk weighted assets	1.61	1.45	1.45
Post tax return on mean assets	0.55	0.53	0.53
Shareholder Information	**p/share**	**p/share**	**p/share**
Earnings per share	45.5	34.8	74.9
Growth in earnings per share (%)	30.7	n/a	n/a
Dividend per share	18.0	15.8	24.3
Growth in dividend per share (%)	13.9	15.3	14.6

Notes

1. 2004 ratios have been restated to reflect the impact of IFRS. Profit growth ratios for 2004 have not been calculated as 2003 results have not been restated under IFRS.

2. Balance sheet growth in 2005 represents the growth in balance sheet assets between 31 December 2004 and 30 June 2005.

3. Post tax returns are calculated by reference to profit attributable to equity shareholders.

FINANCIAL INFORMATION

STATUTORY CONSOLIDATED INCOME STATEMENT

	Note	Six months to 30 June 2005 (Unaudited) £m	Six months to 30 June 2004 (Unaudited) £m	Full Year 2004 (Unaudited) £m
Interest and similar income		1,939.2	1,307.9	2,989.4
Interest expense and similar charges		(1,569.9)	(1,080.9)	(2,522.5)
Net interest income	4	369.3	227.0	466.9
Fee and commission income		63.4	134.8	305.1
Fee and commission expense		(13.5)	(27.0)	(64.5)
Other operating income		0.6	6.1	11.7
		50.5	113.9	252.3
Total income	3	419.8	340.9	719.2
Administrative expenses		(104.6)	(93.7)	(200.1)
Depreciation and amortisation		(14.3)	(7.8)	(18.2)
Covenant to The Northern Rock Foundation		(14.7)	(10.0)	(21.6)
Operating expenses	6	(133.6)	(111.5)	(239.9)
Impairment losses on loans and advances	8	(25.5)	(26.5)	(48.5)
Impairment of fixed asset investments		-	(0.7)	4.5
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	33.3	-	-
Profit before taxation		294.0	202.2	435.3
Income tax expense		(86.1)	(58.5)	(125.8)
Profit for the period		207.9	143.7	309.5
Represented by:				
Appropriations		19.7	-	-
Profit attributable to equity shareholders		188.2	143.7	309.5
Total		207.9	143.7	309.5
Earnings per share	11			
Basic earnings per share		45.5p	34.8p	74.9p
Diluted earnings per share		45.1p	34.6p	74.3p

Details of dividends are set out in note 10.

NORTHERN ROCK GROUP INTERIM RESULTS

STATUTORY CONSOLIDATED BALANCE SHEET

	Note	30 June 2005 (Unaudited) £m	30 June 2004 (Unaudited) £m	31 December 2004 (Unaudited) £m
Assets				
Cash and balances at central banks		70.7	56.9	65.3
Derivative financial instruments		911.5	-	-
Loans and advances to banks		3,716.6	4,343.1	3,674.2
Loans and advances to customers	13	61,660.4	46,966.9	54,768.8
Available for sale securities				
Investment securities		5,623.0	-	-
Debt securities		-	4,320.7	4,742.2
Equity shares and other variable yield securities		-	500.7	575.6
Intangible assets		76.4	67.6	73.1
Property, plant and equipment		174.9	165.8	170.5
Deferred income tax asset		74.5	17.7	14.1
Other assets		50.6	62.7	78.2
Prepayments and accrued income		101.0	589.6	718.9
Total assets		72,459.6	57,091.7	64,880.9
Liabilities				
Deposits by banks		1,471.3	1,586.5	1,201.6
Customer accounts	16	21,497.8	18,770.1	20,393.7
Derivative financial instruments		1,390.2	-	-
Debt securities in issue				
Securitised notes	14	27,705.5	20,282.5	22,089.9
Covered bonds	15	2,430.2	1,339.0	1,339.0
Other		13,558.5	10,935.6	15,435.3
Other liabilities		113.7	87.0	76.1
Current taxation liabilities		83.4	57.7	60.0
Accruals and deferred income		592.6	562.4	679.5
Provisions for liabilities and charges		54.1	48.5	52.5
Subordinated liabilities		790.2	1,515.7	1,515.7
Reserve capital instruments		-	300.0	300.0
Tier one notes		219.8	200.0	200.0
		69,907.3	55,685.0	63,343.3
Equity				
Shareholders' funds				
Called up share capital		123.9	123.9	123.9
Share premium account		6.8	6.8	6.8
Capital redemption reserve		7.3	7.3	7.3
Other reserves	18	35.7	-	(2.0)
Retained earnings		1,342.8	1,268.7	1,401.6
Total equity attributable to equity shareholders		1,516.5	1,406.7	1,537.6
Non shareholders' funds				
Reserve capital instruments		299.3	-	-
Subordinated notes		736.5	-	-
Total non shareholders' funds		1,035.8	-	-
Total equity		2,552.3	1,406.7	1,537.6
Total equity and liabilities		72,459.6	57,091.7	64,880.9

STATUTORY CONSOLIDATED CASHFLOW STATEMENT

	Six months to 30 June 2005 (Unaudited) £m	Six months to 30 June 2004 (Unaudited) £m	Full year 2004 (Unaudited) £m
Net cash (outflow)/inflow from operating activities			
Profit before taxation	294.0	202.2	435.3
Adjusted for:			
Depreciation and amortisation	14.3	7.8	18.2
Impairment losses on loans and advances to customers	25.5	26.5	48.5
Other non cash movements	459.7	(24.8)	29.8
	793.5	211.7	531.8
Changes in operating assets			
Deposits held for regulatory or monetary control purposes	(9.5)	(7.2)	(6.5)
Loans and advances	(6,613.6)	(4,680.0)	(12,275.0)
Derivative financial instruments	478.7	-	-
Changes in other assets	614.7	(46.7)	(230.5)
	(5,529.7)	(4,733.9)	(12,512.0)
Changes in operating liabilities			
Net increase in debt securities in issue	3,911.4	4,679.1	10,953.9
Deposits from other banks	268.2	93.1	(199.5)
Due to customers	1,104.1	(51.9)	1,568.6
Other liabilities	113.1	35.4	(8.5)
Accruals and deferred income	(86.9)	(39.1)	83.1
Subordinated liabilities	-	396.1	396.1
Income taxes paid	(63.5)	(47.9)	(106.0)
	5,246.4	5,064.8	12,687.7
Cashflows from investing activities			
Net investment in intangible assets and property plant and equipment	(20.0)	(27.5)	(48.1)
Purchase of securities	(4,166.5)	(3,228.4)	(9,653.9)
Proceeds from sale and redemption of securities	3,578.0	2,813.5	8,900.9
	(608.5)	(442.4)	(801.1)
Cash flows from financing activities			
Equity dividends paid	(74.7)	(65.3)	(100.6)
Appropriations	(19.7)	-	-
	(94.4)	(65.3)	(100.6)
Net (decrease) / increase in cash and cash equivalents	(192.7)	34.9	(194.2)
Opening cash and cash equivalents	3,357.8	3,552.0	3,552.0
Closing cash and cash equivalents	3,165.1	3,586.9	3,357.8

THIS PAGE LEFT INTENTIONALLY BLANK

STATUTORY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Changes in equity for the six months ended 30 June 2004									
Balance at 1 January 2004		**123.9**	**6.8**	**7.3**	**-**	**1,183.8**	**1,321.8**	**-**	**1,321.8**
Profit for the period		-	-	-	-	143.7	143.7	-	143.7
Total recognised income and expense for the period		**-**	**-**	**-**	**-**	**143.7**	**143.7**	**-**	**143.7**
Dividends	10	-	-	-	-	(65.3)	(65.3)	-	(65.3)
Movement in own shares	17	-	-	-	-	6.5	6.5	-	6.5
Balance at 30 June 2004		**123.9**	**6.8**	**7.3**	**-**	**1,268.7**	**1,406.7**	**-**	**1,406.7**

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Changes in equity for the year ended 31 December 2004									
Balance at 1 January 2004		**123.9**	**6.8**	**7.3**	**-**	**1,183.8**	**1,321.8**	**-**	**1,321.8**
Profit for the year		-	-	-	-	309.5	309.5	-	309.5
Total recognised income and expense for the period		**-**	**-**	**-**	**-**	**309.5**	**309.5**	**-**	**309.5**
Dividends	10	-	-	-	-	(100.6)	(100.6)	-	(100.6)
Movement in own shares	17	-	-	-	-	8.9	8.9	-	8.9
Pension fund	24q	-	-	-	(2.0)	-	(2.0)	-	(2.0)
Balance at 31 December 2004		**123.9**	**6.8**	**7.3**	**(2.0)**	**1,401.6**	**1,537.6**	**-**	**1,537.6**

STATUTORY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Changes in equity for the six months ended 30 June 2005									
Balance at 31 December 2004		**123.9**	**6.8**	**7.3**	**(2.0)**	**1,401.6**	**1,537.6**	**-**	**1,537.6**
Adoption of IAS 32 and IAS 39	26	-	-	-	35.8	(179.7)	(143.9)	1,035.8	891.9
Balance at 1 January 2005		**123.9**	**6.8**	**7.3**	**33.8**	**1,221.9**	**1,393.7**	**1,035.8**	**2,429.5**
Changes in valuation of available for sale investments, net of tax	18	-	-	-	29.6	-	29.6	-	29.6
Net change in cash flow hedges net of tax	18	-	-	-	(8.7)	-	(8.7)	-	(8.7)
Net gains not recognised in the income statement		-	-	-	20.9	-	20.9	-	20.9
Net profits on disposal transferred to net income	18	-	-	-	(19.0)	-	(19.0)	-	(19.0)
Profit for the period		-	-	-	-	188.2	188.2	19.7	207.9
Total recognised income and expense for the period		**-**	**-**	**-**	**1.9**	**188.2**	**190.1**	**19.7**	**209.8**
Dividends	10	-	-	-	-	(74.7)	(74.7)	-	(74.7)
Appropriations		-	-	-	-	-	-	(19.7)	(19.7)
Movement in own shares	17	-	-	-	-	7.4	7.4	-	7.4
Balance at 30 June 2005		**123.9**	**6.8**	**7.3**	**35.7**	**1,342.8**	**1,516.5**	**1,035.8**	**2,552.3**

NOTES TO THE STATUTORY RESULTS

1. Basis of Preparation

These interim financial statements have been prepared on a basis consistent with International Financial Reporting Standards ("IFRS") in issue that are effective or available for early adoption at the Group's first annual reporting date, 31 December 2005, but do not include all the disclosures in IAS34 on interim reporting, that does not become mandatory until 2007. Based on these IFRS, the Board of Directors have made assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the year ending 31 December 2005. The interim financial statements require management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

The IFRS that will be effective or available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 are subject to change and to the issue of additional interpretation and therefore cannot be determined with certainty. Accordingly, the accounting policies are consistent with those that the directors intend to use in the next annual financial statements. The significant accounting policies are included in Note 22.

2. Underlying Results

Underlying results are reconciled to the IFRS statutory results in the following table.

	Six months to 30 June 2005		
	Profit before taxation	Profit for the period	Profit attributable to equity shareholders
	£m	£m	£m
IFRS statutory results	294.0	207.9	188.2
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 5)	(57.6)	(57.6)	(57.6)
Impact of covenant to The Northern Rock Foundation	2.8	2.8	2.8
Associated taxation	-	16.0	16.0
Underlying results	239.2	169.1	149.4

Underlying results include the interest related fair value movements on forward exchange contracts and exclude the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

3. Total Income

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Full Year 2004 £m
Statutory total income	419.8	340.9	719.2
Adjustment:			
Interest implicit in forward exchange contracts	(24.3)	-	-
Underlying total income	395.5	340.9	719.2
Mean total assets	68,670.3	54,520.1	58,414.7
Mean total assets (underlying)	68,040.7	54,520.1	58,414.7
Mean risk weighted assets	23,355.5	19,868.4	21,336.7
Underlying total income : mean total assets (underlying)	1.16%	1.25%	1.23%
Underlying total income : mean risk weighted assets	3.39%	3.43%	3.37%
Reported total income : mean total assets	1.22%	1.25%	1.23%
Reported total income : mean risk weighted assets	3.59%	3.43%	3.37%

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract. The remainder of the contract is the difference between the full fair value of the contract and the interest element of the contract and represents the currency fair value element of the contract.

The full fair value of foreign exchange contracts, including both the interest and currency elements, is included in "Net hedge ineffectiveness and other unrealised fair value gains and losses" in the statutory results (see note 5).

NOTES TO THE STATUTORY RESULTS (CONTINUED)

4. Net Interest Income

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Full Year 2004 £m
Interest income			
Secured advances	1,524.4	995.9	2,303.4
Other lending	160.0	156.2	323.5
Investment securities and deposits	254.8	155.8	362.5
	1,939.2	1,307.9	2,989.4
Interest expense			
Retail customer accounts	409.5	311.5	689.7
Other deposits and loans	1,126.1	717.3	1,714.5
Subordinated liabilities	27.1	36.7	85.5
Reserve capital instruments	-	9.3	19.8
Tier one notes	7.2	6.1	13.0
Interest expense as reported	1,569.9	1,080.9	2,522.5
Interest implicit in forward foreign exchange contracts	24.3	-	-
Underlying interest expense	1,594.2	1,080.9	2,522.5
Net interest income as reported	369.3	227.0	466.9
Underlying net interest income	345.0	227.0	466.9
Average interest earning assets excluding fair value adjustments	68,723.6	53,238.4	57,071.3
Average interest bearing liabilities excluding fair value adjustments	66,235.6	52,198.9	56,008.9
Interest margin as reported	1.07%	0.85%	0.82%
Interest spread as reported	0.90%	0.77%	0.73%
Underlying interest margin	1.00%	0.85%	0.82%
Underlying interest spread	0.83%	0.77%	0.73%

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. For assets denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument. Average balances have been calculated on a monthly basis.

Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For assets and liabilities denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument.

Included within interest income is an adjustment of £1.7m with respect to the unwind of the discount included in the impairment allowance under IFRS.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

5. Net Hedge Ineffectiveness and Other Unrealised Fair Value Gains and Losses

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Full Year 2004 £m
Future fair value movements excluding interest flows on non-hedging derivatives	734.1	-	-
Translation gains and losses on underlying instruments	(732.3)	-	-
	1.8	-	-
Net hedge ineffectiveness excluding interest flows on fair value hedges	31.5	-	-
Net hedge ineffectiveness and other unrealised fair value gains and losses	33.3	-	-
Interest implicit in forward exchange contracts (note 3)	24.3	-	-
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses	57.6	-	-

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency assets and wholesale funding recorded at amortised cost and instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which have been de-designated.

The future fair value movements excluding interest flows on such derivatives are separately identified within "Net hedge effectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the revaluation from foreign currency into sterling. The deemed interest flows on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest flows on fair value hedges represents the difference between changes in the future fair value excluding interest flows of the hedging derivatives and the changes in the future fair value excluding interest flows of the underlying hedged items.

6. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation are as follows:

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Full Year 2004 £m
Staff costs	66.9	56.0	119.6
Other expenses	37.7	37.7	80.5
Depreciation and amortisation	14.3	7.8	18.2
Total operating expenses	118.9	101.5	218.3

The average number of persons employed by the Group was as follows:

	Six months to 30 June 2005	Six months to 30 June 2004	Full Year 2004
Full time	4,429	3,674	3,916
Part time	1,272	1,000	1,064

7. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 1 January 2004	236.9	(13.2)	108.4	332.1
Amounts charged / paid	165.5	-	46.8	212.3
Released in the period	(182.8)	2.6	(14.7)	(194.9)
Balance at 30 June 2004	219.6	(10.6)	140.5	349.5

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 1 January 2004	236.9	(13.2)	108.4	332.1
Amounts charged / paid	482.5	-	112.5	595.0
Released in the period	(440.1)	5.3	(37.1)	(471.9)
Balance at 31 December 2004	279.3	(7.9)	183.8	455.2

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 31 December 2004	279.3	(7.9)	183.8	455.2
Adoption of IAS 39	33.5	(230.3)	(29.5)	(226.3)
Balance at 1 January 2005	312.8	(238.2)	154.3	228.9
Amounts charged / paid	268.3	(107.3)	55.4	216.4
Released in the period	(225.5)	76.8	(44.9)	(193.6)
Balance at 30 June 2005	355.6	(268.7)	164.8	251.7

The adoption of IAS 39 adjustment comprises:

	1 January 2005 £m
Reclassified from prepayments and accrued income (note 26a)	(234.2)
Reclassified from accruals and deferred income (note 26l)	7.9
	(226.3)

NOTES TO THE STATUTORY RESULTS (CONTINUED)

8. Impairment Losses on Loans and Advances to Customers

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Full Year 2004 £m
Impairment charge:			
Secured on residential property	(5.2)	3.1	(0.5)
Secured commercial	(6.2)	0.7	0.7
Unsecured	36.9	22.7	48.3
Total impairment charge	25.5	26.5	48.5
% of mean advances to customers	0.09%	0.12%	0.10%

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Impairment allowance:			
Individual			
Secured on residential property	9.9	2.5	3.4
Secured commercial	0.4	2.8	1.0
Unsecured	41.5	32.2	41.4
Total	51.8	37.5	45.8
Collective			
Secured on residential property	16.6	39.9	32.9
Secured commercial	5.4	11.0	11.2
Unsecured	51.2	34.0	37.0
Total	73.2	84.9	81.1
Total impairment allowance	125.0	122.4	126.9
% of period end advances to customers	0.20%	0.26%	0.23%

NOTES TO THE STATUTORY RESULTS (CONTINUED)

9. Residential Mortgage Arrears

	30 June 2005		30 June 2004		31 December 2004	
	Cases	%	Cases	%	Cases	%
3 – 6 months	1,685	0.27	1,591	0.29	1,695	0.29
Over 6 – 12 months	460	0.07	501	0.09	422	0.07
Over 12 months	10	0.01	49	0.01	18	0.01
Total	2,155	0.35	2,141	0.39	2,135	0.37

10. Dividends

The following tables analyse dividends when paid and the period to which they relate.

	30 June 2005 pence per share	30 June 2004 pence per share	31 December 2004 pence per share
2003 final dividend	-	15.8	15.8
2004 interim dividend	-	-	8.5
2004 final dividend	18.0	-	-
	18.0	15.8	24.3

The proposed interim dividend in respect of 2005 amounts to 9.4 pence per share (£39.2 million). These Interim Results do not reflect this dividend payable.

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
2003 final dividend	-	66.2	66.2
2004 interim dividend	-	-	35.2
2004 final dividend	74.7	-	-
Less paid to ESOP trusts	-	(0.9)	(0.8)
	74.7	65.3	100.6

NOTES TO THE STATUTORY RESULTS (CONTINUED)

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on ordinary activities attributable to equity shareholders (see note 2) are as follows:

	Six months to 30 June 2005	Six months to 30 June 2004	Full Year 2004
Weighted average number of shares in issue	413.8m	412.8m	413.0m
Basic EPS	45.5p	34.8p	74.9p
Underlying EPS	36.1p	34.8p	74.9p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of shares in issue	416.9m	415.8m	416.6m
Diluted EPS	45.1p	34.6p	74.3p
Underlying diluted EPS	35.8p	34.6p	74.3p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.1 million (30 June 2004: 3.0 million, 31 December 2004: 3.6 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

12. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each period.

	Six months to 30 June 2005 %	Six months to 30 June 2004 %	Full Year 2004 %
Type of lending			
Fixed rate (long term – over 2 years)	26	5	8
Fixed rate (short term – up to and including 2 years)	30	37	46
Discount	10	22	16
Cashback	1	1	1
Together	23	28	21
Lifetime	1	2	2
Buy to Let	9	5	6
Type of customer			
First time buyer	21	22	21
Next time buyer	34	38	38
Remortgage	36	35	35
Buy to Let	9	5	6
Geographic spread			
North	15	15	15
Scotland	10	10	10
Midlands	25	24	24
South	50	51	51

13. Loans and Advances to Customers

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Advances secured on residential property not subject to securitisation	25,788.8	21,463.0	27,000.7
Advances secured on residential property subject to securitisation	28,979.7	20,176.0	21,661.1
Advances secured on residential property	54,768.5	41,639.0	48,661.8
Commercial secured advances not subject to securitisation	1,347.5	1,082.1	1,278.1
Commercial secured advances subject to securitisation	200.0	315.3	238.4
Total other secured advances	1,547.5	1,397.4	1,516.5
Unsecured loans not subject to securitisation	4,904.1	3,887.1	4,581.4
Unsecured investment loans	440.3	43.4	9.1
	61,660.4	46,966.9	54,768.8

NOTES TO THE STATUTORY RESULTS (CONTINUED)

14. Securitisation

The Group's results include the results and assets and liabilities of securitisation Special Purpose Entities ("SPEs") on a line by line basis. Under UK GAAP the SPEs were incorporated into the financial statements using linked presentation. Following the introduction of IFRS and a change in UK companies legislation, these SPEs are now treated as legal subsidiaries and consolidated on a line by line basis.

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by SPEs from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation and non-recourse finance at 30 June 2005 are as follows:

Securitisation company	Date of securitisation	Gross assets securitised £m	Non-recourse finance £m	Subordinated loans made by the Group £m
Residential:				
Granite Mortgages 99-1 plc	1 October 1999	89.1	79.8	-
Granite Mortgages 00-1 plc	1 March 2000	252.0	238.6	-
Granite Mortgages 00-2 plc	25 September 2000	482.6	411.3	2.9
Granite Mortgages 01-1 plc	26 March 2001	747.1	697.3	5.5
Granite Mortgages 01-2 plc	28 September 2001	827.6	778.3	10.2
Granite Mortgages 02-1 plc	20 March 2002	1,500.2	1,434.0	28.8
Granite Mortgages 02-2 plc	23 September 2002	1,861.9	1,785.1	26.7
Granite Mortgages 03-1 plc	27 January 2003	2,130.7	2,059.6	30.3
Granite Mortgages 03-2 plc	21 May 2003	1,670.5	1,590.6	25.2
Granite Mortgages 03-3 plc	24 September 2003	1,584.8	1,492.0	18.0
Granite Mortgages 04-1 plc	28 January 2004	2,695.7	2,563.4	51.1
Granite Mortgages 04-2 plc	26 May 2004	2,992.0	2,850.5	66.4
Granite Mortgages 04-3 plc	22 September 2004	3,564.7	3,428.1	50.8
Granite Master Issuer plc	26 January 2005	4,353.9	4,227.5	71.3
Granite Master Issuer plc	25 May 2005	4,206.9	4,052.6	74.4
		28,959.7	27,688.7	461.6
Retained interest in Granite Trustees Limited		2,196.5		
Less cash deposits held with Northern Rock plc		(1,859.3)		
Total residential		29,296.9	27,688.7	461.6
Commercial:				
Dolerite Funding No 1 plc	24 June 2002	181.9	162.5	14.5
Retained interest in Dolerite Trustees Limited		51.6		
Total commercial		233.5	162.5	14.5
Total		29,530.4	27,851.2	476.1

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company retained £20 million from the proceeds of debt issuance to fund this reserve, which is only repayable after full repayment of the notes.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

14. Securitisation (continued)

Included within the Interim Results are the following items relating to the SPEs:

Balance sheet	**30 June 2005 £m**	**30 June 2004 £m**	**31 December 2004 £m**
Advances secured on residential property	26,783.2	18,970.6	20,835.0
Other secured loans	148.4	251.8	186.1
Cash deposits with third parties	350.7	1,052.7	423.9
Debt securities in issue	27,705.5	20,282.5	22,089.9

At 30 June 2005 the SPEs had cash deposits with Northern Rock amounting to £1,859.3m (30 June 2004 - £612.0m, 31 December 2004 - £1,396.0m). This balance is restricted in use to the repayment of the debt securities issued by the SPEs and other legal obligations.

15. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £3,344 million of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock of £1,341 million on 4 May 2004 and £1,025 million on 20 April 2005, which are included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

16. Analysis of Customer Accounts

	30 June 2005 £m	**30 June 2004 £m**	**31 December 2004 £m**
Branch accounts	4,303.8	2,437.4	3,084.4
Postal accounts	8,546.1	6,848.2	7,554.5
Internet accounts	2,182.7	2,693.0	2,503.4
Offshore accounts	2,611.8	2,321.4	2,499.4
Telephone accounts	747.4	1,087.7	896.3
Legal & General branded accounts	616.3	844.3	752.2
Total retail balances	19,008.1	16,232.0	17,290.2
Other customer accounts	2,489.7	2,538.1	3,103.5
	21,497.8	18,770.1	20,393.7

NOTES TO THE STATUTORY RESULTS (CONTINUED)

17. Own Shares

The amounts deducted from the retained earnings in respect of own shares, which are held at cost, are as follows:

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Own shares in relation to employee share schemes	48.0	52.6	55.3

Movements in the amount deducted from retained earnings in respect of own shares are as follows:

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
At 1 January	55.3	58.2	58.2
Purchases of shares	1.2	2.1	6.0
Use of shares on exercise of employee options and for other employee share plans	(8.5)	(7.7)	(8.9)
	(7.3)	(5.6)	(2.9)
	48.0	52.6	55.3

The credit to retained earnings is as follows:

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Value of employee services	5.9	4.6	7.9
Cash received on exercise of employee options and for other employee share plans	2.7	2.9	3.4
Tax impact of share based payments	-	1.1	3.6
Purchase of shares	(1.2)	(2.1)	(6.0)
	7.4	6.5	8.9

NOTES TO THE STATUTORY RESULTS (CONTINUED)

18. Other Reserves

Other reserves comprise:

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Revaluation reserve – available-for-sale investments	37.6	-	-
Hedging reserve – cash flow hedges	0.1	-	-
Pension reserve	(2.0)	-	(2.0)
	35.7	-	(2.0)

Movements in reserves are as follows:

Revaluation reserve – available-for-sale investments

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	27.0
Balance at 1 January 2005	27.0
Net gains from changes in fair value	41.9
Deferred income taxes	(12.3)
Net profits on disposal transferred to net income	(27.2)
Deferred income taxes	8.2
Balance at 30 June 2005	37.6

Hedging reserve – cash flow hedges

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	8.8
Balance at 1 January 2005	8.8
Net losses from changes in fair value	(12.4)
Deferred income taxes	3.7
Balance at 30 June 2005	0.1

NOTES TO THE STATUTORY RESULTS (CONTINUED)

19. Capital Structure

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Tier 1			
Share capital	123.9	123.9	123.9
Share premium account	6.8	6.8	6.8
Capital redemption reserve	7.3	7.3	7.3
Retained earnings	1,342.8	1,268.7	1,401.6
Pension scheme deficit	36.0	34.0	34.8
Reserve capital instruments	293.0	277.6	300.0
Tier one notes	219.8	200.0	200.0
Goodwill and intangible assets	(76.4)	(67.6)	(73.1)
Total Tier 1 capital	1,953.2	1,850.7	2,001.3
Upper Tier 2			
Perpetual subordinated debt	736.5	746.4	746.4
Reserve capital instruments	6.3	22.4	-
Collective impairment allowance*	73.2	92.1	83.1
Total Upper Tier 2 capital	816.0	860.9	829.5
Lower Tier 2			
Term subordinated debt	790.2	769.3	769.3
Total Tier 2 capital	1,606.2	1,630.2	1,598.8
Deductions	(526.8)	(299.7)	(374.7)
Total capital	3,032.6	3,181.2	3,225.4
Risk weighted assets	23,680.1	20,094.2	23,030.9
Tier 1 ratio (%)	8.2%	9.2%	8.7%
Total capital (%)	12.8%	15.8%	14.0%

* Previously referred to as general provisions

20. Interim Dividends

Ex dividend date	27 September 2005
Record date	29 September 2005
Payment date	27 October 2005

21. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2004 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 29 July 2005. The report will also be available on the Northern Rock website www.northernrock.co.uk from 8.30am on 28 July 2005.

A presentation of the results will be given by directors on the morning of the results announcement. A web cast of the presentation will be available on the Northern Rock website from 3.00pm on 28 July 2005.

22. Significant Accounting Policies

Set out below are the Group's key accounting policies under IFRS which differ from UK GAAP. As a result of the Group's decision to adopt the IFRS 1 exemption and not restate comparatives for IAS 32 and IAS 39, certain accounting policies will only apply from 1 January 2005 and not to the 2004 comparatives. These policies have been denoted with an asterisk. Accounting policies for these items used in the preparation of the 2004 comparatives are as set out in the 2004 Annual Report and Accounts.

a) Accounting convention *

The Group prepares its accounts under the historical cost convention, except for the revaluation of available-for-sale financial assets, financial assets and liabilities held at fair value through profit and loss and all derivative contracts.

b) Basis of consolidation

The financial information of the Group incorporates the assets, liabilities, and results of Northern Rock plc and its subsidiary undertakings (including Special Purpose Entities). Entities are regarded as subsidiaries where the Group has the power to govern financial and operating policies so as to obtain benefits from their activities. Inter-company transactions and balances are eliminated upon consolidation.

The acquisition method of accounting is used to account for the purchase of subsidiaries.

c) Interest income and expense *

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

d) Fees and commissions *

Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related incremental direct costs) and recognised as an adjustment to the effective interest rate on the loan. Insurance commissions are recognised in the period in which they are earned.

22. Significant Accounting Policies (continued)

e) Financial instruments *

Financial assets can be classified in the following categories: loans and receivables, available-for-sale, held to maturity or financial assets at fair value through profit and loss. Management determines the classification of its investments at initial recognition. The Group measures all of its financial liabilities at amortised cost, other than those instruments which have been designated as part of a hedging relationship (see below).

i) Loans and receivables and financial liabilities at amortised cost

The Group's loans and advances to customers are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, whose recoverability is based solely on the credit risk of the customer and where the Group has no intention of trading the loan. Both loans and receivables and financial liabilities are initially recognised at fair value including direct and incremental transaction costs. Subsequent recognition is at amortised cost using the effective interest method.

ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, principally but not exclusively investment securities intended to be held for an indefinite period of time which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at fair value, with changes in fair value being recognised in equity except for impairment losses and translation differences, which are recognised in the income statement. Upon derecognition of the asset, or where there is objective evidence that the investment security is impaired, the cumulative gains and losses recognised in equity are removed from equity and recycled to the income statement.

iii) Held to maturity financial assets

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments that the Group has the ability and intention to hold to maturity. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at amortised cost using the effective interest method.

iv) Financial assets at fair value through profit or loss

A financial asset is classified in this category if it is so designated by management on initial recognition. Derivatives are held at fair value through profit or loss unless they are designated as cash flow hedges. The assets are initially measured at fair value, with transaction costs taken directly to the income statement. Subsequent measurement is at fair value, with changes in fair value included directly in the income statement.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

22. Significant Accounting Policies (continued)

f) Offsetting financial instruments *

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

g) Sale and repurchase agreements

Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as assets pledged when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell, ('reverse repos'), are recorded as loans and advances to banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

h) Impairment losses on loans and advances to customers *

The Group assesses its financial assets or groups of financial assets for objective evidence of impairment at each balance sheet date. An impairment loss is recognised if, and only if, there is a loss event (or events) that has occurred after initial recognition and before the balance sheet date and has a reliably measurable impact on the estimated future cash flows of the financial assets or groups of financial assets.

i) Assets held at amortised cost

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;
b) a breach of contract, such as a default or delinquency in interest or principal repayments;
c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;
d) it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;
e) the disappearance of an active market for that financial asset because of financial difficulties; or
f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
    i. adverse changes in the payment status of borrowers in the portfolio;
    ii. national or local economic conditions that correlate with defaults on the assets in the portfolio.

If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

22. Significant Accounting Policies (continued)

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an impairment allowance and the amount of the loss is recognised in the income statement. In future periods the unwind of the discount is recognised within interest income.

When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the customer's credit rating), the previously recognised impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognised in the income statement.

ii) Available-for-sale financial assets

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets are impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated cash flows. The rate used to discount the cash flows is the original effective rate on the available-for-sale financial asset. The amount of the impairment loss is recognised in the income statement. This includes cumulative gains and losses previously recognised in equity which are recycled from equity to the income statement.

i) Derivative financial instruments and hedge accounting *

The Group undertakes transactions in derivative financial instruments, which include currency swaps, interest rate swaps, interest rate caps, forward rate agreements, options, foreign exchange contracts and similar instruments, for non-trading purposes.

The Group's derivative activities are entered into for the purpose of matching or eliminating risk from potential movements in interest and foreign exchange rates inherent in the Group's assets, liabilities and positions. All derivative transactions are for economic hedging purposes and so it is therefore decided at the outset which position the derivative will be hedging. Derivatives are reviewed regularly for their effectiveness as hedges and corrective action taken, if appropriate. Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted market prices in active markets and where these are not available from valuation techniques including discounted cash flow models and option pricing models. Where derivatives are not designated as part of a hedging relationship, changes in fair value are recorded in the income statement. Where derivatives are designated within hedging relationships, the treatment of the fair value changes depends on the nature of the hedging relationship.

i) Cash flow hedges

A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the income statement in the periods when the hedged item will affect profit and loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the income statement.

22. Significant Accounting Policies (continued)

ii) Fair value hedges

A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the income statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the income statement.

iii) Embedded derivatives

Certain derivatives are embedded within other non-derivative host instruments to create a hybrid instrument. Where the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risk of the host instrument, and where the hybrid instrument is not measured at fair value, the Group separates the embedded derivative from the host instrument and measures it at fair value with the changes in fair value recognised in the income statement.

j) Derecognition of financial assets and liabilities

The Group's policy is to derecognise financial assets only when the contractual right to the cash flows from the financial asset expire. The Group also derecognises financial assets that it transfers to another party provided the transfer of the asset also transfers the right to receive the cash flows of the financial asset. Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but it does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

k) Securitisation transactions

Certain Group companies have issued debt securities in order to finance specific loans and advances to customers. Both the debt securities in issue and the loans and advances to customers remain on the Group balance sheet within the appropriate balance sheet headings unless:

i) a fully proportional share of all or of specifically identified cash flows have been transferred to the holders of the debt securities, in which case that proportion of the assets are derecognised;
ii) substantially all the risks and rewards associated with the assets have been transferred, in which case the assets are fully derecognised; or
iii) if a significant proportion of the risks and rewards have been transferred, the assets are recognised only to the extent of the Group's continuing involvement.

All transactions previously recognised under UK GAAP on the basis of linked presentation have been recognised by the separate presentation of the gross assets and the related funding.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

22. Significant Accounting Policies (continued)

l) Debt and equity securities in issue

Issued securities are classified as liabilities where the contractual arrangements result in the Group having an obligation to deliver either cash or another financial asset to the security holder, or to exchange financial instruments under conditions that are potentially unfavourable to the Group. Issued securities are classified as equity where they meet the definition of equity and confer a residual interest in the Group's assets on the holder of the securities.

Financial liabilities are carried at amortised cost using the effective interest rate (see "interest income and expense"). Equity instruments are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Appropriations to holders of equity securities are deducted from equity, net of any related income tax, as they become irrevocably due to the holders of the securities.

m) Foreign currency translation

The Group's financial statements are presented in sterling, which is the functional currency of the parent company. Items included in the financial statements of each of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the restatement and settlement of such transactions are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Non-monetary items measured at amortised cost and denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are translated at the exchange rate at the date of valuation. Where these are held at fair value through profit and loss, exchange differences are reported as part of the fair value gain or loss. Where they are held as available for sale, exchange differences are reported directly in equity.

n) Share-based payments

Share-based payments are accounted for on a fair value basis. The Group measures the fair value of the Long Term Incentive Plan ("LTIP") using a Monte Carlo simulation model and the fair value of the Save-As-You-Earn scheme and all other share based payment schemes using a Black-Scholes option pricing model. The fair value is recognised in the income statement over the relevant vesting period and adjusted for forfeitures, with the number of shares expected to be forfeited estimated at each balance sheet date prior to the vesting date. The impact of any revisions to estimates is reflected in the income statement, with the corresponding adjustment recognised in equity. The only exception is where the share-based payment has vesting outcomes attached to market based performance conditions such as in the case of the LTIPs. Under these circumstances, the Monte Carlo simulation model takes into account these market based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest in the event that these performance conditions are not met.

In accordance with the transitional provisions of IFRS 2 'Share-based Payments', the Group has only applied the requirements of the standard to equity settled share-based payments granted after 7 November 2002.

22. Significant Accounting Policies (continued)

o) Intangible assets

i) Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of the assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, having been tested for impairment at 31 December 2003. Goodwill written off to reserves under UK GAAP prior to the introduction of FRS 10 "Goodwill and Intangible Assets" in 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

ii) Computer software

Costs incurred in acquiring and developing computer software for internal use are capitalised as intangible assets where the software leads to the creation of an identifiable non-monetary asset and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group from its use for a period of over one year. The software is classified as an intangible asset where it is not an integral part of the related hardware and amortised over its estimated useful life which is generally 3 to 5 years.

Costs associated with maintaining software are expensed as they are incurred.

p) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including cash and non-restricted balances with central banks.

q) Taxation

Income tax payable on taxable profits ('current tax') is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowances is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.

Deferred and current assets and liabilities are only offset when they arise in the same reporting tax group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

22. Significant Accounting Policies (continued)

r) Pensions and employee benefits

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted out, defined benefit section of the scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the defined contribution section of the scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

A full actuarial valuation of the Group's defined benefit section of the scheme is undertaken every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries. For the purpose of these annual updates, scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. Liabilities in the defined benefit section of the scheme are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The resulting net surplus or deficit is included in the Group's balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the scheme.

The Group's income statement includes the current service cost of providing pension benefits, the expected return on the scheme's assets, net of administration costs, and the interest cost on the scheme's liabilities. Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately through the Statement of Changes in Shareholders' Equity.

Past service costs are recognised immediately in the income statement, unless the changes to the Scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight line basis over the average vesting period.

For defined contribution plans, the Company has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

s) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and provision for impairment, as appropriate. Additions and subsequent expenditure are included in the asset's carrying value or are recognised as a separate asset only when they improve the expected future economic benefits to be derived from the asset. All other repairs and maintenance are charged to the income statement in the period in which they are incurred.

22. Significant Accounting Policies (continued)

s) Property, plant and equipment (continued)

Depreciation is provided using the straight line method to allocate costs less residual values over estimated useful lives, as follows;

Freehold property	100 years
Leasehold property	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
- plant	30 years
- furniture	10 years
- other	5 years
Computer equipment	
- PCs	3 years
- other	5 years
Motor vehicles	4 years

Assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the cost of freehold land can be identified separately from buildings, the land value is not depreciated. Fixed assets are subject to impairment testing, if deemed appropriate.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of property, plant and equipment. The costs of financing assets in the course of construction are not included in the costs of the assets.

t) Leases

Operating lease payments are charged to the income statement on a straight line basis unless a different systematic basis is more appropriate. Where an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor in compensation is charged to the income statement in the period in which termination is made.

u) Share capital

i) Share issue costs

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

ii) Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid.

iii) Treasury shares

Where any Group company purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

22. Significant Accounting Policies (continued)

v) Transition to IFRS

The Group's financial statements for the year ending 31 December 2005 will be the first annual financial statements that comply with IFRS. The Group has applied IFRS 1 in preparing these consolidated interim financial statements.

Northern Rock plc's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. The reporting date of these interim consolidated financial statements is 30 June 2005. The Group's IFRS adoption date is 1 January 2005.

In preparing these interim consolidated financial statements in accordance with IFRS 1, the Group has applied the following optional exemptions and mandatory exceptions from full retrospective application of IFRS.

Applicable optional exemptions from full retrospective application elected by the Group

Business combinations

Northern Rock has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

Fair value as deemed cost

Northern Rock has elected to measure certain items of property, plant and equipment at fair values as at 1 January 2004. The application of this exemption is detailed in note 24h.

Employee benefits

Northern Rock has elected to recognise all cumulative actuarial gains and losses on its final salary pension scheme at 1 January 2004.

Exemption from restatement of comparatives for IAS 32 and IAS 39

Northern Rock has elected to apply this exemption, with the exception in regards to the recognition of previously derecognised assets and liabilities of securitisation vehicles and inactive retail accounts in accordance with IFRS 1 paragraph 27A. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 are determined and recognised at 1 January 2005. The adjustments are detailed in note 26.

Designation of financial instruments

Northern Rock reclassified various securities as available for sale investments. The adjustments relating to IAS 32 and IAS 39 at the opening balance sheet date of 1 January 2005, the IAS 32/39 transition date, are detailed in note 26.

Share based transactions

Northern Rock has elected to apply the share based payment exemption. It applies IFRS 2 from 1 January 2004 to those share based payment schemes that were granted after 7 November 2002 but that have not vested by 1 January 2005.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

22. Significant Accounting Policies (continued)

v) Transition to IFRS (continued)

Recognition of financial assets and liabilities

Northern Rock has applied the exemption in IFRS 1 paragraph 27A to financial assets and liabilities of securitisation vehicles and to inactive retail accounts previously derecognised. All such balances previously derecognised under UK GAAP are recognised on the balance sheet at transition date.

Applicable mandatory exceptions from full retrospective application followed by the Group

Hedge accounting

Management has applied the hedge accounting exception from 1 January 2005 only if the hedge relationship meets all the hedge accounting criteria under IAS 39. The application of this exception at the opening balance sheet date of 1 January 2005 is detailed in note 26.

23. Reconciliations Between IFRS and UK GAAP

The following reconciliations provide a quantification of the effect of transition to IFRS.

Summary of Equity

	Note	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Total equity as reported under UK GAAP		1,339.9	1,451.9	1,541.9
Restatement of goodwill	24g	-	1.8	3.6
Reversal of pension prepayment under UK GAAP	24k	(30.6)	(29.8)	(29.0)
Restatement of retirement benefits under IAS 19	24p	(47.3)	(48.5)	(52.5)
Total Pension fund adjustment		(77.9)	(78.3)	(81.5)
Property impairment	24h	3.9	4.7	4.7
Reinstatement of de-recognised liabilities	24l	(51.7)	(51.7)	(51.7)
Dividends	24n	65.3	35.3	74.7
Recognition of deferred tax in accordance with IAS 12		23.3	17.7	14.1
Reversal of deferred tax recognised under UK GAAP	24p	19.0	25.3	31.8
Total tax effect of above		42.3	43.0	45.9
Total equity under IFRS		1,321.8	1,406.7	1,537.6

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations

1 January 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Assets				
Cash and balances at central banks	24a	11.6	47.2	58.8
Derivative financial instruments		-	-	-
Loans and advances to banks	24b	3,450.2	1,153.2	4,603.4
Loans and advances to customers not subject to securitisation	24c	27,355.8	(27,355.8)	-
Loans and advances to customers subject to securitisation	24d	15,678.7	(15,678.7)	-
Less: non-recourse finance	24e	(14,832.4)	14,832.4	-
		28,202.1	(28,202.1)	-
Loans and advances to customers	24f	-	41,847.4	41,847.4
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,185.5	-	4,185.5
Equity shares and other variable yield securities		410.8	-	410.8
Intangible assets	24g	30.7	30.4	61.1
Property, plant and equipment	24h	179.1	(26.5)	152.6
Deferred income tax asset	24i	-	23.3	23.3
Other assets	24j	76.6	(5.2)	71.4
Prepayments and accrued income	24k	564.8	(30.6)	534.2
Total assets		37,111.4	14,837.1	51,948.5
Liabilities				
Deposits by banks		1,461.5	-	1,461.5
Customer accounts	24l	18,797.3	51.7	18,849.0
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes	24m	-	14,868.3	14,868.3
Covered bonds		-	-	-
Other	24m	13,060.1	(3.6)	13,056.5
Other liabilities	24n	285.0	(203.3)	81.7
Current taxation liabilities		53.8	-	53.8
Accruals and deferred income	24o	475.3	113.8	589.1
Provisions for liabilities and charges	24p	19.0	28.3	47.3
Subordinated liabilities		1,119.5	-	1,119.5
Reserve capital instruments		300.0	-	300.0
Tier one notes		200.0	-	200.0
		35,771.5	14,855.2	50,626.7

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

1 January 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves	24q	-	-	-
Retained earnings		1,201.9	(18.1)	1,183.8
Total equity attributable to equity shareholders	23	1,339.9	(18.1)	1,321.8
Non shareholders' funds				
Reserve capital instruments		-	-	-
Subordinated notes		-	-	-
Total non shareholders' funds		-	-	-
Total equity		1,339.9	(18.1)	1,321.8
Total equity and liabilities		37,111.4	14,837.1	51,948.5

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

30 June 2004	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Assets				
Cash and balances at central banks	24a	7.7	49.2	56.9
Derivative financial instruments		-	-	-
Loans and advances to banks	24b	3,339.6	1,003.5	4,343.1
Loans and advances to customers not subject to securitisation	24c	26,475.6	(26,475.6)	-
Loans and advances to customers subject to securitisation	24d	21,535.2	(21,535.2)	-
Less: non-recourse finance	24e	(20,267.5)	20,267.5	-
		27,743.3	(27,743.3)	-
Loans and advances to customers	24f	-	46,966.9	46,966.9
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,320.7	-	4,320.7
Equity shares and other variable yield securities		500.7	-	500.7
Intangible assets	24g	28.9	38.7	67.6
Property, plant and equipment	24h	198.0	(32.2)	165.8
Deferred income tax asset	24i	-	17.7	17.7
Other assets	24j	63.5	(0.8)	62.7
Prepayments and accrued income	24k	614.9	(25.3)	589.6
Total assets		36,817.3	20,274.4	57,091.7
Liabilities				
Deposits by banks		1,586.5	-	1,586.5
Customer accounts	24l	18,718.4	51.7	18,770.1
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes	24m	-	20,282.5	20,282.5
Covered bonds	24m	1,340.8	(1.8)	1,339.0
Other	24m	10,935.4	0.2	10,935.6
Other liabilities	24n	263.4	(176.4)	87.0
Current taxation liabilities		57.7	-	57.7
Accruals and deferred income	24o	422.2	140.2	562.4
Provisions for liabilities and charges	24p	25.3	23.2	48.5
Subordinated liabilities		1,515.7	-	1,515.7
Reserve capital instruments		300.0	-	300.0
Tier one notes		200.0	-	200.0
		35,365.4	20,319.6	55,685.0

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

30 June 2004	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves	24q	-	-	-
Retained earnings		1,313.9	(45.2)	1,268.7
Total equity attributable to equity shareholders	23	1,451.9	(45.2)	1,406.7
Non shareholders' funds				
Reserve capital instruments		-	-	-
Subordinated notes		-	-	-
Total non shareholders' funds		-	-	-
Total equity		1,451.9	(45.2)	1,406.7
Total equity and liabilities		36,817.3	20,274.4	57,091.7

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

31 December 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Assets				
Cash and balances at central banks	24a	10.2	55.1	65.3
Derivative financial instruments		-	-	-
Loans and advances to banks	24b	3,305.4	368.8	3,674.2
Loans and advances to customers not subject to securitisation	24c	32,869.3	(32,869.3)	-
Loans and advances to customers subject to securitisation	24d	22,339.2	(22,339.2)	-
Less: non-recourse finance	24e	(22,103.7)	22,103.7	-
		33,104.8	(33,104.8)	-
Loans and advances to customers	24f	-	54,768.8	54,768.8
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,742.2	-	4,742.2
Equity shares and other variable yield securities		575.6	-	575.6
Intangible assets	24g	27.1	46.0	73.1
Property, plant and equipment	24h	208.2	(37.7)	170.5
Deferred income tax asset	24i	-	14.1	14.1
Other assets	24j	69.6	8.6	78.2
Prepayments and accrued income	24k	746.9	(28.0)	718.9
Total assets		42,790.0	22,090.9	64,880.9
Liabilities				
Deposits by banks		1,201.6	-	1,201.6
Customer accounts	24l	20,342.0	51.7	20,393.7
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes	24m	-	22,089.9	22,089.9
Covered bonds	24m	1,340.8	(1.8)	1,339.0
Other	24m	15,440.8	(5.5)	15,435.3
Other liabilities	24n	275.6	(199.5)	76.1
Current taxation liabilities		60.0	-	60.0
Accruals and deferred income	24o	539.8	139.7	679.5
Provisions for liabilities and charges	24p	31.8	20.7	52.5
Subordinated liabilities		1,515.7	-	1,515.7
Reserve capital instruments		300.0	-	300.0
Tier one notes		200.0	-	200.0
		41,248.1	22,095.2	63,343.3

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

31 December 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves	24q	-	(2.0)	(2.0)
Retained earnings		1,403.9	(2.3)	1,401.6
Total equity attributable to equity shareholders	23	1,541.9	(4.3)	1,537.6
Non shareholders' funds				
Reserve capital instruments		-	-	-
Subordinated notes		-	-	-
Total non shareholders' funds		-	-	-
Total equity		1,541.9	(4.3)	1,537.6
Total equity and liabilities		42,790.0	22,090.9	64,880.9

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS

The following explains the material balance sheet adjustments.

a) Cash and balances at central banks

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of Cash Ratio Deposit held with Bank of England and Central Bank of Ireland	47.2	49.2	55.1

The Group has reclassified the Cash Ratio Deposit held with the Bank of England and Central Bank of Ireland from loans and advances to banks to cash and balances at central banks.

b) Loans and advances to banks

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of Cash Ratio Deposit held with Bank of England and Central Bank of Ireland	(47.2)	(49.2)	(55.1)
Reclassification of securitisation vehicle balance sheets	1,200.4	1,052.7	423.9
Total impact – increase in loans and advances to banks	1,153.2	1,003.5	368.8

The Group has reclassified the cash ratio deposit held with the Bank of England and Central Bank of Ireland from loans and advances to banks to cash and balances at central banks. In addition, cash held by the securitisation vehicles has been reclassified as loans and advances to banks.

c) Loans and advances not subject to securitisation

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of loans and advances not subject to securitisation	(27,355.8)	(26,475.6)	(32,869.3)

The Group has reclassified loans and advances to customers not subject to securitisation as loans and advances to customers.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS (continued)

d) Loans and advances subject to securitisation

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	(15,678.7)	(21,535.2)	(22,339.2)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. This results in the reclassification of loans and advances subject to securitisation.

e) Non-recourse finance

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	14,832.4	20,267.5	22,103.7

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. Non-recourse finance, shown as a deduction from loans and advances to customers under UK GAAP is included in debt securities in issue under IFRS.

f) Loans and advances to customers

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of loans and advances not subject to securitisation	27,355.8	26,475.6	32,869.3
Reclassification of loans and advances subject to securitisation	14,491.6	20,491.3	21,899.5
Total impact – increase in loans and advances to customers	41,847.4	46,966.9	54,768.8

g) Intangible assets

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of computer software as intangible asset	30.4	36.9	42.4
Reversal of goodwill amortisation	-	1.8	3.6
Total impact – increase in intangible assets	30.4	38.7	46.0

In accordance with IAS 38, computer software has been reclassified from property, plant and equipment to intangible fixed assets. Under IFRS goodwill is not amortised, but is subject to annual impairment reviews.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS (continued)

h) Property, plant and equipment

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of computer software as intangible asset	(30.4)	(36.9)	(42.4)
Restatement of properties to fair value	3.9	4.7	4.7
Total impact – decrease in property, plant and equipment	(26.5)	(32.2)	(37.7)

In accordance with IAS 38, computer software has been reclassified from Property, Plant and Equipment to intangible fixed assets.

Management has applied the fair value as deemed cost exemption in respect of various properties.

i) Deferred income tax asset

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Impact of recognising deferred tax in accordance with IAS 12	23.3	17.7	14.1

The Group has recalculated deferred tax in accordance with IAS 12. IAS 12 allows a net presentation of deferred tax assets and liabilities only when certain criteria are met. This adjustment recognises the gross presentation required by IAS 12.

j) Other assets

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	(5.2)	(0.8)	8.6

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS (continued)

k) Prepayments and accrued income

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reversal of pension prepayment under UK GAAP	(30.6)	(29.8)	(29.0)
Reclassification of securitisation vehicle balance sheets	-	4.5	1.0
Total impact – decrease in prepayments and accrued income	(30.6)	(25.3)	(28.0)

Under UK GAAP there is a SSAP 24 prepayment in relation to the defined benefit section of the pension scheme. Under IAS 19 the basis of accounting for pension schemes is fundamentally different and the prepayment is no longer applicable.

l) Customer accounts

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Restatement of derecognised liabilities	51.7	51.7	51.7

Previously derecognised liabilities have been restated on the balance sheet to the extent that the liability has not been contractually discharged.

m) Debt securities in issue

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of debt securities issued by securitisation vehicles	14,868.3	20,282.5	22,089.9
Reclassification of issue costs	(3.6)	(1.6)	(7.3)
Total impact – increase in debt securities in issue	14,864.7	20,280.9	22,082.6

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. Non-recourse finance, shown as a deduction from loans and advances to customers under UK GAAP is included in debt securities in issue under IFRS.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS (continued)

n) Other liabilities

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Restatement of dividends in accordance with IAS 10	(65.3)	(35.3)	(74.7)
Reclassification of securitisation vehicle balance sheets	(138.0)	(141.1)	(124.8)
Total impact – decrease in other liabilities	(203.3)	(176.4)	(199.5)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. IAS 10 requires that dividends are not accrued until they are approved.

o) Accruals and deferred income

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	113.8	140.2	139.7

IFRS requires the consolidation of securitisation vehicles, compared with linked presentation under UK GAAP.

p) Provisions for liabilities and charges

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reversal of deferred tax recognised under UK GAAP	(19.0)	(25.3)	(31.8)
Restatement of retirement benefits obligations under IAS 19	47.3	48.5	52.5
Total impact – increase in provisions for liabilities and charges	28.3	23.2	20.7

IAS 19 requires that retirement benefit obligations in the defined benefit section of the pension scheme are included in the Group balance sheet.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

24. Balance Sheet Reconciliations (continued)

Explanation of the effect of the transition to IFRS (continued)

q) Other reserves

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Treatment of actuarial gains and losses on pension scheme	-	-	(2.8)
Tax effect of above	-	-	0.8
Total impact – decrease in other reserves	-	-	(2.0)

Under IAS 19 actuarial gains and losses on the pension scheme are recorded in equity.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

25. Reconciliation of Profit

Six months ended 30 June 2004	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Interest and similar income	25a	912.0	395.9	1,307.9
Interest expense and similar charges	25a	(685.0)	(395.9)	(1,080.9)
Net interest income		227.0	-	227.0
Fee and commission income	25b	128.9	5.9	134.8
Fee and commission expense	25b	(24.9)	(2.1)	(27.0)
Other operating income	25c	9.4	(3.3)	6.1
		113.4	0.5	113.9
Total income		340.4	0.5	340.9
Administrative expenses		(94.7)	1.0	(93.7)
Depreciation and amortisation		(10.4)	2.6	(7.8)
Covenant to The Northern Rock Foundation		(10.0)	-	(10.0)
Operating expenses	25d	(115.1)	3.6	(111.5)
Impairment losses on loans and advances	25e	(24.3)	(2.2)	(26.5)
Impairment of fixed asset investments		(0.7)	-	(0.7)
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	-	-	-
Profit before taxation		200.3	1.9	202.2
Income tax expense	25f	(58.1)	(0.4)	(58.5)
Profit for the period		142.2	1.5	143.7
Represented by:				
Appropriations		-	-	-
Profit for the period attributable to equity shareholders		142.2	1.5	143.7
Total		142.2	1.5	143.7

NOTES TO THE STATUTORY RESULTS (CONTINUED)

25. Reconciliation of Profit (continued)

Year ended 31 December 2004	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Interest and similar income	25a	2,035.5	953.9	2,989.4
Interest expense and similar charges	25a	(1,568.6)	(953.9)	(2,522.5)
Net interest income		466.9	-	466.9
Fee and commission income	25b	292.6	12.5	305.1
Fee and commission expense	25b	(60.1)	(4.4)	(64.5)
Other operating income	25c	31.5	(19.8)	11.7
		264.0	(11.7)	252.3
Total income		730.9	(11.7)	719.2
Administrative expenses		(203.5)	3.4	(200.1)
Depreciation and amortisation		(22.6)	4.4	(18.2)
Covenant to The Northern Rock Foundation		(21.6)	-	(21.6)
Operating expenses	25d	(247.7)	7.8	(239.9)
Impairment losses on loans and advances	25e	(56.5)	8.0	(48.5)
Impairment of fixed asset investments		4.5	-	4.5
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	-	-	-
Profit before taxation		431.2	4.1	435.3
Income tax expense	25f	(125.0)	(0.8)	(125.8)
Profit for the period		306.2	3.3	309.5
Represented by:				
Appropriations		-	-	-
Profit for the period attributable to equity shareholders		306.2	3.3	309.5
Total		306.2	3.3	309.5

25. Reconciliation of Profit (continued)

Explanation of the effect of the transition to IFRS

The following explains the material adjustments to the income statement.

a) Interest and similar income and interest expense and similar charges

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	395.9	953.9

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

b) Fee and commission income and expense

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Reallocation of fees and commissions (25d)	(2.1)	(4.4)
Consolidation of Special Purpose Entities on a line by line basis	5.9	12.5
Total impact – increase in fee and commission income and expense	3.8	8.1

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

c) Other operating income

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	(3.3)	(19.8)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

25. Reconciliation of Profit (continued)

Explanation of the effect of the transition to IFRS (continued)

d) Operating expenses

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Calculation of pension cost in accordance with IAS 19	(0.4)	(0.8)
Calculation of share based payments in accordance with IFRS 2	(0.3)	0.5
Consolidation of Special Purpose Entities on a line by line basis	(0.4)	(0.7)
Reallocation of fees and commissions (25b)	2.1	4.4
Reversal of property impairment provision	0.8	0.8
Reversal of goodwill amortisation charge	1.8	3.6
Total impact – decrease in operating expenses	3.6	7.8

e) Impairment losses on loans and advances

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	(2.2)	8.0

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

f) Tax on profit on ordinary activities

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Tax effect of IFRS adjustments	(0.4)	(0.8)

NOTES TO THE STATUTORY RESULTS (CONTINUED)

26. Balance Sheet Reconciliation as at 1 January 2005

	Note	IFRS 31 December 2004	Effect of adoption of IAS 32 and IAS 39	IFRS 1 January 2005
		£m	£m	£m
Assets				
Cash and balances at central banks		65.3	-	65.3
Derivative financial instruments	26e	-	892.6	892.6
Loans and advances to banks		3,674.2	-	3,674.2
Loans and advances to customers not subject to securitisation		-	-	-
Loans and advances to customers subject to securitisation		-	-	-
Less: non-recourse finance		-	-	-
		-	-	-
Loans and advances to customers	26a	54,768.8	662.6	55,431.4
Available for sale securities				
Investment securities	26b	-	4,966.1	4,966.1
Debt securities	26c	4,742.2	(4,742.2)	-
Equity shares and other variable yield securities	26d	575.6	(575.6)	-
Intangible assets		73.1	-	73.1
Property, plant and equipment		170.5	-	170.5
Deferred income tax asset	26f	14.1	62.1	76.2
Other assets	26g	78.2	(15.8)	62.4
Prepayments and accrued income	26h	718.9	(476.5)	242.4
Total assets		64,880.9	773.3	65,654.2
Liabilities				
Deposits by banks		1,201.6	-	1,201.6
Customer accounts	26i	20,393.7	(13.5)	20,380.2
Derivative financial instruments	26k	-	2,050.7	2,050.7
Debt securities in issue				
Securitised notes	26j	22,089.9	(1,066.8)	21,023.1
Covered bonds	26j	1,339.0	89.1	1,428.1
Other	26j	15,435.3	(253.6)	15,181.7
Other liabilities		76.1	-	76.1
Current taxation liabilities		60.0	-	60.0
Accruals and deferred income	26l	679.5	106.4	785.9
Provisions for liabilities and charges		52.5	-	52.5
Subordinated liabilities	26m	1,515.7	(738.5)	777.2
Reserve capital instruments	26n	300.0	(300.0)	-
Tier one notes	26q	200.0	7.6	207.6
		63,343.3	(118.6)	63,224.7

NOTES TO THE STATUTORY RESULTS (CONTINUED)

26. Balance Sheet Reconciliation as at 1 January 2005

	Note	IFRS 31 December 2004 £m	Effect of adoption of IAS 32 and IAS 39 £m	IFRS 1January 2005 £m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves	26o	(2.0)	35.8	33.8
Retained earnings		1,401.6	(179.7)	1,221.9
Total equity attributable to equity shareholders		1,537.6	(143.9)	1,393.7
Non shareholders' funds				
Reserve capital instruments		-	299.3	299.3
Subordinated notes		-	736.5	736.5
Total non shareholders' funds	26p	-	1,035.8	1,035.8
Total equity		1,537.6	891.9	2,429.5
Total equity and liabilities		64,880.9	773.3	65,654.2

NOTES TO THE STATUTORY RESULTS (CONTINUED)

26. Balance Sheet Reconciliation as at 1 January 2005 (continued)

Explanation of the effect of adoption of IAS 32 and IAS39 with effect from 1 January 2005

The following explains the material balance sheet adjustments.

a) Loans and advances to customers

	1 January 2005 £m
Impact of effective interest rate adjustment	(234.2)
Reclassification from prepayments and accrued income in relation to effective interest rate adjustment	433.0
Reclassification of financial instruments on introduction of IAS 39 and impact of fair valuing derivatives	460.5
Impact of discounting on impairment allowance	3.3
Total impact – increase in loans and advances to customers	662.6

In accordance with IAS 39 the interest rate is adjusted to reflect the rate that exactly discounts expected future cash payments or receipts through the expected life of the financial instrument to its net carrying amount. This adjustment includes all fees and interest paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

In accordance with IAS 39, impairment allowances represent the difference between the carrying value of an asset and discounted expected cash flows.

b) Investment securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	4,966.1

c) Debt securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	(4,742.2)

d) Equity shares and other variable yield securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	(575.6)

NOTES TO THE STATUTORY RESULTS (CONTINUED)

26. Balance Sheet Reconciliation as at 1 January 2005 (continued)

e) Derivative financial instruments

	1 January 2005 £m
Valuation of derivative financial instruments	892.6

f) Deferred income tax

	1 January 2005 £m
Deferred tax effect of IAS 32 and IAS 39 adjustments	62.1

g) Other assets

	1 January 2005 £m
Impact of fair valuing derivatives	(15.8)

h) Prepayments and accrued income

	1 January 2005 £m
Reclassification of opening balances to loans and advances to customers in relation to effective interest rate adjustment	(463.2)
Impact of effective interest rate adjustment reclassified to loans and advances to customers	30.2
Impact of fair valuing derivatives	(43.5)
Total impact – decrease in prepayments and accrued income	(476.5)

i) Customer accounts

	1 January 2005 £m
Impact of fair valuing derivatives	(13.5)

j) Debt securities in issue

	1 January 2005 £m
Impact of fair valuing derivatives	(1,231.3)

NOTES TO THE STATUTORY RESULTS (CONTINUED)

26. Balance Sheet Reconciliation as at 1 January 2005 (continued)

k) Derivative financial instruments

	1 January 2005 £m
Valuation of derivative financial instruments	2,050.7

l) Accruals and deferred income

	1 January 2005 £m
Impact of effective interest rate adjustment	(7.9)
Reversal of reserve capital instruments and subordinated liabilities coupon payment accrual in accordance with IAS 32 and IAS 10	(14.3)
Impact of fair valuing derivatives	128.6
Total impact – increase in accruals and deferred income	106.4

m) Subordinated liabilities

	1 January 2005 £m
Transfer to non shareholders' equity	(746.4)
Impact of fair valuing derivatives	7.9
Total impact – decrease in subordinated liabilities	(738.5)

In accordance with the requirements of IAS 32 certain subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

n) Reserve capital instruments

	1 January 2005 £m
Transfer to non shareholders' funds	(300.0)

In accordance with the requirements of IAS 32 reserve capital instruments are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

26. Balance Sheet Reconciliation as at 1 January 2005 (continued)

o) Other reserves

	1 January 2005 £m
Available for sale reserve	38.4
Cash flow hedge reserve	12.5
Tax impact of items credited directly to equity	(15.1)
Total impact – increase in other reserves	35.8

p) Non shareholders' equity

	1 January 2005 £m
Transfer from subordinated liabilities	736.5
Transfer from reserve capital instruments	299.3
Total impact – increase in non shareholders' equity	1,035.8

q) Tier one notes

	1 January 2005 £m
Impact of fair valuing derivatives	7.6

Independent review report to Northern Rock plc

Introduction
We have been instructed by Northern Rock plc to review the financial information for the six months ended 30 June 2005 which comprises the consolidated interim balance sheet as at 30 June 2005, the related consolidated interim statements of income, cash flows and changes in equity for the six months then ended, and the related notes to the financial information including the reconciliations between IFRS and UK GAAP and the accounting policies. The proforma financial information given in the proforma section and referred to in the statutory highlights, operational review and statutory financial highlights sections does not form part of this review and in producing this report, we do not accept or assume any review responsibility for the proforma financial information.

We have read the other information contained in the statutory highlights, operational review, statutory financial highlights and the proforma section of the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the Directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the Directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with International Financial Reporting Standards. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers LLP
Chartered Accountants

Newcastle upon Tyne
28 July 2005

Notes:

a) The maintenance and integrity of the Northern Rock plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

RECEIVED

2006 SEP 21 A 8:28

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NORTHERN ROCK PLC

INTERIM RESULTS

6 MONTHS ENDED 30 JUNE 2005

PROFORMA INFORMATION

In order to aid comparability of the 2005 results with those of 2004, the following pages show the 2004 results on a proforma basis, incorporating to the extent described in detail on page 85, the impact of IFRS. The proforma results include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity.

The 2005 statutory results include the full effects of the introduction of fair value and hedge accounting following the introduction of IAS 32 and IAS 39 with effect from 1 January 2005. Certain elements of the results for 2005 are also presented excluding the effects of fair value volatility and hedge ineffectiveness to provide a clearer representation of the underlying performance of the Group.

THIS PAGE LEFT INTENTIONALLY BLANK

NORTHERN ROCK GROUP INTERIM RESULTS

FINANCIAL HIGHLIGHTS - PROFORMA

	Six months to 30 June			Full Year
Key Performance Figures		**2005**	**2004**	**2004**
	Proforma	**Underlying**	**Proforma**	**Proforma**
	£m	**£m**	**£m**	**£m**
Gross lending	11,543	11,543	10,055	23,342
Net lending	5,965	5,965	5,091	12,932
Net retail funding	1,716	1,716	(163)	896
Securitisation issues	8,558	8,558	7,122	11,122
Covered bond issue	1,025	1,025	1,341	1,341
Net non-retail funding	(2,245)	(2,245)	(1,916)	2,770
Key Ratios – Balance Sheet	%	%	%	%
Balance sheet growth	12.0	10.0	9.9	24.9
Growth in risk weighted assets	4.0	4.0	2.3	17.1
Total capital ratio	12.8	12.8	15.4	13.5
Tier 1 ratio	8.2	8.2	8.6	8.0
Key Ratios – Income and Expense	%	%	%	%
Total income : mean risk weighted assets	3.62	3.41	3.56	3.43
Interest margin	1.07	1.00	1.12	1.07
Cost to income ratio	28.3	30.1	28.8	29.9
Cost to mean asset ratio	0.35	0.35	0.37	0.37
Impairment charge as % of mean advances to customers	0.09	0.09	0.12	0.10
Pre tax profit growth	39.2	13.3	n/a	n/a
Effective tax rate	29.3	29.3	29.0	28.9
Post tax profit growth	38.6	12.7	n/a	n/a
Attributable profit growth	39.3	10.6	n/a	n/a
Post tax return on mean equity	25.9	20.6	21.6	20.9
Post tax return on mean risk weighted assets	1.62	1.29	1.37	1.29
Post tax return on mean assets	0.55	0.44	0.50	0.47
Shareholder Information	p/share	p/share	p/share	p/share
Earnings per share	45.5	36.1	32.7	65.7
Growth in earnings per share (%)	39.1	10.4	n/a	n/a
Dividend per share	18.0	18.0	15.8	24.3
Growth in dividend per share (%)	13.9	13.9	15.3	14.6

Notes

1. 2005 underlying ratios are based upon underlying results (note 2), underlying total income (note 3) and underlying net interest income (note 4).

2. 2004 ratios have been restated to reflect the impact of IFRS. Profit growth ratios for 2004 have not been calculated as 2003 results have not been restated under IFRS.

3. Balance sheet growth in 2005 represents the growth in balance sheet assets between 31 December 2004 and 30 June 2005. Underlying balance sheet growth excludes the impact of fair value adjustments.

4. Post tax returns are calculated by reference to profit attributable to equity shareholders.

NORTHERN ROCK GROUP INTERIM RESULTS

FINANCIAL INFORMATION

PROFORMA CONSOLIDATED INCOME STATEMENT

	Note	Six months to 30 June 2005 (Unaudited) £m	Six months to 30 June 2004 (Unaudited) £m	Full Year 2004 (Unaudited) £m
Interest and similar income		1,939.2	1,346.4	3,074.3
Interest expense and similar charges		(1,569.9)	(1,047.1)	(2,461.6)
Net interest income	4	369.3	299.3	612.7
Fee and commission income		63.4	57.5	127.7
Fee and commission expense		(13.5)	(8.0)	(17.1)
Other operating income		0.6	0.9	1.2
		50.5	50.4	111.8
Total income	3	419.8	349.7	724.5
Administrative expenses		(104.6)	(93.0)	(198.7)
Depreciation and amortisation		(14.3)	(7.8)	(18.2)
Covenant to The Northern Rock Foundation		(14.7)	(10.5)	(22.1)
Operating expenses	6	(133.6)	(111.3)	(239.0)
Impairment losses on loans and advances	8	(25.5)	(26.5)	(48.5)
Impairment of fixed asset investments		-	(0.7)	4.5
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	33.3	-	-
Profit before taxation		294.0	211.2	441.5
Income tax expense		(86.1)	(61.2)	(127.7)
Profit for the period		207.9	150.0	313.8
Represented by:				
Appropriations		19.7	14.9	42.6
Profit for the period attributable to equity shareholders		188.2	135.1	271.2
Total		207.9	150.0	313.8
Earnings per share	11			
Basic earnings per share				
Proforma		45.5p	32.7p	65.7p
Underlying		36.1p	32.7p	65.7p
Diluted earnings per share				
Proforma		45.1p	32.5p	65.1p
Underlying		35.8p	32.5p	65.1p

Details of dividends are set out in note 10.

NORTHERN ROCK GROUP INTERIM RESULTS

PROFORMA CONSOLIDATED BALANCE SHEET

	Note	30 June 2005 (Unaudited) £m	30 June 2004 (Unaudited) £m	31 December 2004 (Unaudited) £m
Assets				
Cash and balances at central banks		70.7	56.9	65.3
Derivative financial instruments		911.5	-	-
Loans and advances to banks		3,716.6	4,343.1	3,674.2
Loans and advances to customers	13	61,660.4	47,100.4	54,967.6
Available for sale securities				
Investment securities		5,623.0	-	-
Debt securities		-	4,320.7	4,742.2
Equity shares and other variable yield securities		-	500.7	575.6
Intangible assets		76.4	67.6	73.1
Property, plant and equipment		174.9	165.8	170.5
Deferred income tax asset		74.5	68.7	77.9
Other assets		50.6	62.7	78.2
Prepayments and accrued income		101.0	249.2	285.9
Total assets		72,459.6	56,935.8	64,710.5
Liabilities				
Deposits by banks		1,471.3	1,586.5	1,201.6
Customers accounts	16	21,497.8	18,770.1	20,393.7
Derivative financial instruments		1,390.2	-	-
Debt securities in issue				
Securitised notes	14	27,705.5	20,282.5	22,089.9
Covered bonds	15	2,430.2	1,339.0	1,339.0
Other		13,558.5	10,935.6	15,435.3
Other liabilities		113.7	87.5	76.6
Current taxation liabilities		83.4	57.7	60.0
Accruals and deferred income		592.6	525.0	657.3
Provisions for liabilities and charges		54.1	48.5	52.5
Subordinated liabilities		790.2	769.3	769.3
Reserve capital instruments		-	-	-
Tier one notes		219.8	200.0	200.0
		69,907.3	54,601.7	62,275.2
Equity				
Shareholders' funds				
Called up share capital		123.9	123.9	123.9
Share premium account		6.8	6.8	6.8
Capital redemption reserve		7.3	7.3	7.3
Other reserves	18	35.7	-	(2.0)
Retained earnings		1,342.8	1,149.7	1,252.9
Total equity attributable to equity shareholders		1,516.5	1,287.7	1,388.9
Non shareholders' funds				
Reserve capital instruments		299.3	300.0	300.0
Subordinated notes		736.5	746.4	746.4
Total non shareholders' funds		1,035.8	1,046.4	1,046.4
Total equity		2,552.3	2,334.1	2,435.3
Total equity and liabilities		72,459.6	56,935.8	64,710.5

PROFORMA CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Changes in equity for the six months ended 30 June 2004									
Balance at 1 January 2004		**123.9**	**6.8**	**7.3**	**-**	**1,183.8**	**1,321.8**	**-**	**1,321.8**
Proforma adoption of IAS 32 and IAS 39	21	-	-	-	-	(110.4)	(110.4)	650.3	539.9
Restated balance at 1 January 2004		123.9	6.8	7.3	-	1,073.4	1,211.4	650.3	1,861.7
Profit for the period		-	-	-	-	135.1	135.1	14.9	150.0
Total recognised income and expense for the period		**-**	**-**	**-**	**-**	**135.1**	**135.1**	**14.9**	**150.0**
Dividends	10	-	-	-	-	(65.3)	(65.3)	-	(65.3)
Appropriations		-	-	-	-	-	-	(14.9)	(14.9)
Issue of non shareholders' funds		-	-	-	-	-	-	396.1	396.1
Movement in own shares	17	-	-	-	-	6.5	6.5	-	6.5
Balance at 30 June 2004		**123.9**	**6.8**	**7.3**	**-**	**1,149.7**	**1,287.7**	**1,046.4**	**2,334.1**

PROFORMA CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Changes in equity for the year ended 31 December 2004									
Balance at 1 January 2004		**123.9**	**6.8**	**7.3**	**-**	**1,183.8**	**1,321.8**	**-**	**1,321.8**
Proforma adoption of IAS 32 and IAS 39	21	-	-	-	-	(110.4)	(110.4)	650.3	539.9
Restated balance at 1 January 2004		123.9	6.8	7.3	-	1,073.4	1,211.4	650.3	1,861.7
Profit for the year		-	-	-	-	271.2	271.2	42.6	313.8
Total recognised income and expense for the period		**-**	**-**	**-**	**-**	**271.2**	**271.2**	**42.6**	**313.8**
Dividends	10	-	-	-	-	(100.6)	(100.6)	-	(100.6)
Appropriations		-	-	-	-	-	-	(42.6)	(42.6)
Issue of non shareholders' funds		-	-	-	-	-	-	396.1	396.1
Movement in own shares	17	-	-	-	-	8.9	8.9	-	8.9
Pension fund					(2.0)	-	(2.0)	-	(2.0)
Balance at 31 December 2004		**123.9**	**6.8**	**7.3**	**(2.0)**	**1,252.9**	**1,388.9**	**1,046.4**	**2,435.3**

PROFORMA CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Changes in equity for the six months ended 30 June 2005									
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,252.9	1,388.9	1,046.4	2,435.3
Additional statutory adjustments		-	-	-	35.8	(31.0)	4.8	(10.6)	(5.8)
Balance at 1 January 2005		123.9	6.8	7.3	33.8	1,221.9	1,393.7	1,035.8	2,429.5
Changes in valuation of available for sale investments, net of tax	18	-	-	-	29.6	-	29.6	-	29.6
Net change in cash flow hedges net of tax	18	-	-	-	(8.7)	-	(8.7)	-	(8.7)
Net gains not recognised in the income statement		-	-	-	20.9	-	20.9	-	20.9
Net profits on disposal transferred to net income	18	-	-	-	(19.0)	-	(19.0)	-	(19.0)
Profit for the period		-	-	-	-	188.2	188.2	19.7	207.9
Total recognised income and expense for the period		-	-	-	1.9	188.2	190.1	19.7	209.8
Dividends	10	-	-	-	-	(74.7)	(74.7)	-	(74.7)
Appropriations		-	-	-	-	-	-	(19.7)	(19.7)
Movement in own shares	17	-	-	-	-	7.4	7.4	-	7.4
Balance at 30 June 2005		123.9	6.8	7.3	35.7	1,342.8	1,516.5	1,035.8	2,552.3

NOTES TO THE PROFORMA RESULTS

1. Basis of Preparation

To enable a more meaningful presentation of results, in addition to the statutory comparatives for the interim and full year 2004 accounts, proforma comparatives have been prepared and are set out on pages 76 to 112. These show how the 2004 results would have looked, assuming the full application of IAS 32, and the application of IAS 39 excluding the fair value accounting volatility. The Group has not shown the full impacts from all the IAS 39 accounting rules as hedges and financial assets to be fair valued were only designated and documented from 1 January 2005.

2. Underlying Results

Underlying results are reconciled to the reported results in the following table.

	Six months to 30 June 2005		
	Profit before taxation	Profit for the period	Profit attributable to equity shareholders
	£m	£m	£m
Reported results	294.0	207.9	188.2
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 5)	(57.6)	(57.6)	(57.6)
Impact of covenant to The Northern Rock Foundation	2.8	2.8	2.8
Associated taxation	-	16.0	16.0
Underlying results	239.2	169.1	149.4

Underlying results include the interest related fair value movements on forward exchange contracts and exclude the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

NOTES TO THE PROFORMA RESULTS (CONTINUED)

3. Total Income

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Full Year 2004 £m
Reported total income	419.8	349.7	724.5
Adjustment:			
Interest implicit in forward exchange contracts	(24.3)	-	-
Underlying total income	395.5	349.7	724.5
Mean total assets	68,585.1	54,373.2	58,260.6
Mean total assets (underlying)	67,955.5	54,373.2	58,260.6
Mean risk weighted assets	23,222.4	19,654.1	21,100.1
Underlying total income : mean total assets (underlying)	1.16%	1.29%	1.24%
Underlying total income : mean risk weighted assets	3.41%	3.56%	3.43%
Reported total income : mean total assets	1.22%	1.29%	1.24%
Reported total income : mean risk weighted assets	3.62%	3.56%	3.43%

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract. The remainder of the contract is the difference between the full fair value of the contract and the interest element of the contract and represents the currency fair value element of the contract.

The full fair value of foreign exchange contracts including both the interest and currency elements is included in "Net hedge ineffectiveness and other unrealised fair value gains and losses" in the reported results (see note 5).

NOTES TO THE PROFORMA RESULTS (CONTINUED)

4. Net Interest Income

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Full Year 2004 £m
Interest income			
Secured advances	1,524.4	1,038.2	2,397.5
Other lending	160.0	153.6	317.1
Investment securities and deposits	254.8	154.6	359.7
	1,939.2	1,346.4	3,074.3
Interest expense			
Retail customer accounts	409.5	311.5	689.7
Other deposits and loans	1,126.1	717.3	1,714.5
Subordinated liabilities	27.1	15.5	49.8
Reserve capital instruments	-	(3.3)	(5.4)
Tier one notes	7.2	6.1	13.0
	1,569.9	1,047.1	2,461.6
Interest implicit in forward foreign exchange contracts	24.3	-	-
Underlying interest expense	1,594.2	1,047.1	2,461.6
Net interest income as reported	369.3	299.3	612.7
Underlying net interest income	345.0	299.3	612.7
Average interest earning assets excluding fair value adjustments	68,723.6	53,354.7	57,222.3
Average interest bearing liabilities excluding fair value adjustments	66,235.6	51,431.6	55,111.8
Interest margin as reported	1.07%	1.12%	1.07%
Interest spread as reported	0.90%	0.98%	0.91%
Underlying interest margin	1.00%	1.12%	1.07%
Underlying interest spread	0.83%	0.98%	0.91%

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. For assets denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument. Average balances have been calculated on a monthly basis.

Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For assets and liabilities denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument.

Included within interest income is an adjustment of £1.7m with respect to the unwind of the discount included in the impairment allowance under IFRS.

NOTES TO THE PROFORMA RESULTS (CONTINUED)

5. Net Hedge Ineffectiveness and Other Unrealised Fair Value Gains and Losses

	Six months to 30 June		Full Year
	2005	2004	2004
	£m	£m	£m
Future fair value movements excluding interest flows on non-hedging derivatives	734.1	-	-
Translation gains and losses on underlying instruments	(732.3)	-	-
	1.8	-	-
Net hedge ineffectiveness excluding interest flows on fair value hedges	31.5	-	-
Net hedge ineffectiveness and other unrealised fair value gains and losses	33.3	-	-
Interest implicit in forward exchange contracts (note 3)	24.3	-	-
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses	57.6	-	-

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency assets and wholesale funding recorded at amortised cost and instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which have been de-designated.

The future fair value movements excluding interest flows on such derivatives are separately identified within "Net hedge effectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the revaluation from foreign currency into sterling. The deemed interest flows on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest flows on fair value hedges represents the difference between changes in the future fair value excluding interest flows of the hedging derivatives and the changes in the future fair value excluding interest flows of the underlying hedged items.

6. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation are as follows:

	Six months to 30 June		Full Year
	2005	2004	2004
	£m	£m	£m
Staff costs	66.9	56.0	119.6
Other expenses	37.7	37.0	79.1
Depreciation and amortisation	14.3	7.8	18.2
Total operating expenses	118.9	100.8	216.9

The average number of persons employed by the Group was as follows:

	Six months to 30 June		Full Year
	2005	2004	2004
Full time	4,429	3,674	3,916
Part time	1,272	1,000	1,064

NOTES TO THE PROFORMA RESULTS (CONTINUED)

7. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 1 January 2004	236.9	(13.2)	108.4	332.1
Adoption of IAS 39	2.9	(168.9)	(6.1)	(172.1)
	239.8	(182.1)	102.3	160.0
Amounts charged / paid	157.1	(80.6)	50.6	127.1
Released in the period	(163.4)	59.7	(30.2)	(133.9)
Balance at 30 June 2004	233.5	(203.0)	122.7	153.2

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 1 January 2004	236.9	(13.2)	108.4	332.1
Adoption of IAS 39	2.9	(168.9)	(6.1)	(172.1)
	239.8	(182.1)	102.3	160.0
Amounts charged / paid	466.2	(184.5)	121.5	403.2
Released in the period	(393.2)	128.4	(69.5)	(334.3)
Balance at 31 December 2004	312.8	(238.2)	154.3	228.9

	Mortgage incentives £m	Fees receivable £m	Fees payable £m	Total £m
Balance at 31 December 2004	312.8	(238.2)	154.3	228.9
Amounts charged / paid	268.3	(107.3)	55.4	216.4
Released in the period	(225.5)	76.8	(44.9)	(193.6)
Balance at 30 June 2005	355.6	(268.7)	164.8	251.7

The adoption of IAS 39 adjustment comprises:

	1 January 2004 £m
Reclassified from prepayments and accrued income (note 21a)	(185.3)
Reclassified from accruals and deferred income (note 21d)	13.2
	(172.1)

NOTES TO THE PROFORMA RESULTS (CONTINUED)

8. Impairment Losses on Loans and Advances to Customers

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Full Year 2004 £m
Impairment charge:			
Secured on residential property	(5.2)	3.1	(0.5)
Secured commercial	(6.2)	0.7	0.7
Unsecured	36.9	22.7	48.3
Total impairment charge	25.5	26.5	48.5
% of mean advances to customers	0.09%	0.12%	0.10%

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Impairment allowance:			
Individual			
Secured on residential property	9.9	2.5	3.4
Secured commercial	0.4	2.8	1.0
Unsecured	41.5	32.2	41.4
Total	51.8	37.5	45.8
Collective			
Secured on residential property	16.6	39.9	32.9
Secured commercial	5.4	11.0	11.2
Unsecured	51.2	34.0	37.0
Total	73.2	84.9	81.1
Total impairment allowance	125.0	122.4	126.9
% of period end advances to customers	0.20%	0.26%	0.23%

NOTES TO THE PROFORMA RESULTS (CONTINUED)

9. Residential Mortgage Arrears

	30 June 2005		30 June 2004		31 December 2004	
	Cases	%	Cases	%	Cases	%
3 – 6 months	1,685	0.27	1,591	0.29	1,695	0.29
Over 6 – 12 months	460	0.07	501	0.09	422	0.07
Over 12 months	10	0.01	49	0.01	18	0.01
Total	2,155	0.35	2,141	0.39	2,135	0.37

10. Dividends

The following tables analyse dividends when paid and the period to which they relate.

	30 June 2005 pence per share	30 June 2004 pence per share	31 December 2004 pence per share
2003 final dividend	-	15.8	15.8
2004 interim dividend	-	-	8.5
2004 final dividend	18.0	-	-
	18.0	15.8	24.3

The proposed interim dividend in respect of 2005 amounts to 9.4 pence per share (£39.2 million). These Interim Results do not reflect this dividend payable.

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
2003 final dividend	-	66.2	66.2
2004 interim dividend	-	-	35.2
2004 final dividend	74.7	-	-
Less paid to ESOP trusts	-	(0.9)	(0.8)
	74.7	65.3	100.6

NOTES TO THE PROFORMA RESULTS (CONTINUED)

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on ordinary activities attributable to equity shareholders are as follows:

	Six months to 30 June 2005	Six months to 30 June 2004	Full Year 2004
Weighted average number of shares in issue	413.8m	412.8m	413.0m
Basic EPS	45.5p	32.7p	65.7p
Underlying EPS	36.1p	32.7p	65.7p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of shares in issue	416.9m	415.8m	416.6m
Diluted EPS	45.1p	32.5p	65.1p
Underlying fully diluted EPS	35.8p	32.5p	65.1p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.1 million (30 June 2004: 3.0 million, 31 December 2004: 3.6 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

NOTES TO THE PROFORMA RESULTS (CONTINUED)

12. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each period.

	Six months to 30 June 2005 %	Six months to 30 June 2004 %	Full Year 2004 %
Type of lending			
Fixed rate (long term – over 2 years)	26	5	8
Fixed rate (short term – up to and including 2 years)	30	37	46
Discount	10	22	16
Cashback	1	1	1
Together	23	28	21
Lifetime	1	2	2
Buy to Let	9	5	6
Type of customer			
First time buyer	21	22	21
Next time buyer	34	38	38
Remortgage	36	35	35
Buy to Let	9	5	6
Geographic spread			
North	15	15	15
Scotland	10	10	10
Midlands	25	24	24
South	50	51	51

13. Loans and Advances to Customers

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Advances secured on residential property not subject to securitisation	25,788.8	21,594.2	27,192.3
Advances secured on residential property subject to securitisation	28,979.7	20,176.0	21,661.1
Advances secured on residential property	54,768.5	41,770.2	48,853.4
Commercial secured advances not subject to securitisation	1,347.5	1,074.9	1,270.6
Commercial secured advances subject to securitisation	200.0	315.3	238.4
Total other secured advances	1,547.5	1,390.2	1,509.0
Unsecured loans not subject to securitisation	4,904.1	3,896.6	4,596.1
Unsecured investment loans	440.3	43.4	9.1
	61,660.4	47,100.4	54,967.6

14. Securitisation

The Group's results include the results and assets and liabilities of securitisation Special Purpose Entities ("SPEs") on a line by line basis. Under UK GAAP the SPEs were incorporated into the financial statements using linked presentation. Following the introduction of IFRS and a change in UK companies legislation, these SPEs are now treated as legal subsidiaries and consolidated on a line by line basis.

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by SPEs from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation and non-recourse finance at 30 June 2005 are as follows:

Securitisation company	Date of securitisation	Gross assets securitised £m	Non-recourse finance £m	Subordinated loans made by the Group £m
Residential:				
Granite Mortgages 99-1 plc	1 October 1999	89.1	79.8	-
Granite Mortgages 00-1 plc	1 March 2000	252.0	238.6	-
Granite Mortgages 00-2 plc	25 September 2000	482.6	411.3	2.9
Granite Mortgages 01-1 plc	26 March 2001	747.1	697.3	5.5
Granite Mortgages 01-2 plc	28 September 2001	827.6	778.3	10.2
Granite Mortgages 02-1 plc	20 March 2002	1,500.2	1,434.0	28.8
Granite Mortgages 02-2 plc	23 September 2002	1,861.9	1,785.1	26.7
Granite Mortgages 03-1 plc	27 January 2003	2,130.7	2,059.6	30.3
Granite Mortgages 03-2 plc	21 May 2003	1,670.5	1,590.6	25.2
Granite Mortgages 03-3 plc	24 September 2003	1,584.8	1,492.0	18.0
Granite Mortgages 04-1 plc	28 January 2004	2,695.7	2,563.4	51.1
Granite Mortgages 04-2 plc	26 May 2004	2,992.0	2,850.5	66.4
Granite Mortgages 04-3 plc	22 September 2004	3,564.7	3,428.1	50.8
Granite Master Issuer 05-1 plc	26 January 2005	4,353.9	4,227.5	71.3
Granite Master Issuer 05-2 plc	25 May 2005	4,206.9	4,052.6	74.4
		28,959.7	27,688.7	461.6
Retained interest in Granite Trustees Limited		2,196.5		
Less cash deposits held with Northern Rock plc		(1,859.3)		
Total residential		29,296.9	27,688.7	461.6
Commercial:				
Dolerite Funding No 1 plc	24 June 2002	181.9	162.5	14.5
Retained interest in Dolerite Trustees Limited		51.6		
Total commercial		233.5	162.5	14.5
Total		29,530.4	27,851.2	476.1

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company retained £20 million from the proceeds of debt issuance to fund this reserve, which is only repayable after full repayment of the notes.

NOTES TO THE PROFORMA RESULTS (CONTINUED)

14. Securitisation (continued)

Included within the Interim Results are the following items relating to the SPEs:

Balance sheet	**30 June 2005 £m**	**30 June 2004 £m**	**31 December 2004 £m**
Advances secured on residential property	26,783.2	18,970.6	20,835.0
Other secured loans	148.4	251.8	186.1
Cash deposits with third parties	350.7	1,052.7	423.9
Debt securities in issue	27,705.5	20,282.5	22,089.9

At 30 June 2005 the SPEs had cash deposits with Northern Rock amounting to £1,859.3m (30 June 2004 - £612.0m, 31 December 2004 - £1,396.0m). This balance is restricted in use to the repayment of the debt securities issued by the SPEs and other legal obligations.

15. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £3,344 million of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock of £1,341 million on 4 May 2004 and £1,025 million on 20 April 2005, which are included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

16. Analysis of Customer Accounts

	30 June 2005 £m	**30 June 2004 £m**	**31 December 2004 £m**
Branch accounts	4,303.8	2,437.4	3,084.4
Postal accounts	8,546.1	6,848.2	7,554.5
Internet accounts	2,182.7	2,693.0	2,503.4
Offshore accounts	2,611.8	2,321.4	2,499.4
Telephone accounts	747.4	1,087.7	896.3
Legal & General branded accounts	616.3	844.3	752.2
Total retail balances	19,008.1	16,232.0	17,290.2
Other customer accounts	2,489.7	2,538.1	3,103.5
	21,497.8	18,770.1	20,393.7

NOTES TO THE PROFORMA RESULTS (CONTINUED)

17. Own Shares

The amounts deducted from retained earnings in respect of own shares, which are held at cost, are as follows:

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Own shares in relation to employee share schemes	48.0	52.6	55.3

Movements in the amount deducted from retained earnings in respect of own shares are as follows:

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
At 1 January	55.3	58.2	58.2
Purchases of shares	1.2	2.1	6.0
Use of shares on exercise of employee options and for other employee share plans	(8.5)	(7.7)	(8.9)
	(7.3)	(5.6)	(2.9)
	48.0	52.6	55.3

The credit to retained earnings is as follows:

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Value of employee services	5.9	4.6	7.9
Cash received on exercise of employee options and for other employee share plans	2.7	2.9	3.4
Tax impact of share based payments	-	1.1	3.6
Purchase of shares	(1.2)	(2.1)	(6.0)
	7.4	6.5	8.9

NOTES TO THE PROFORMA RESULTS (CONTINUED)

18. Other Reserves

Other reserves comprise:

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Revaluation reserve – available-for-sale investments	37.6	-	-
Hedging reserve – cash flow hedges	0.1	-	-
Pension reserve	(2.0)	-	(2.0)
	35.7	-	(2.0)

Movements in reserves are as follows:

Revaluation reserve – available-for-sale investments

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	27.0
Balance at 1 January 2005	27.0
Net gains from changes in fair value	41.9
Deferred income taxes	(12.3)
Net profits on disposal transferred to net income	(27.2)
Deferred income taxes	8.2
Balance at 30 June 2005	37.6

Hedging reserve – cash flow hedges

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	8.8
Balance at 1 January 2005	8.8
Net gains / (losses) from changes in fair value	(12.4)
Deferred income taxes	3.7
Balance at 30 June 2005	0.1

NOTES TO THE PROFORMA RESULTS (CONTINUED)

19. Capital Structure

	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Tier 1			
Share capital	123.9	123.9	123.9
Share premium account	6.8	6.8	6.8
Capital redemption reserve	7.3	7.3	7.3
Retained earnings	1,342.8	1,149.7	1,252.9
Pension scheme deficit	36.0	34.0	34.8
Reserve capital instruments	293.0	256.6	274.0
Tier one notes	219.8	200.0	200.0
Goodwill and intangible assets	(76.4)	(67.6)	(73.1)
Total Tier 1 capital	1,953.2	1,710.7	1,826.6
Upper Tier 2			
Perpetual subordinated debt	736.5	746.4	746.4
Reserve capital instruments	6.3	43.4	26.0
Collective impairment allowance *	73.2	92.1	83.1
Total Upper Tier 2 capital	816.0	881.9	855.5
Lower Tier 2			
Term subordinated debt	790.2	769.3	769.3
Total Tier 2 capital	1,606.2	1,651.2	1,624.8
Deductions	(526.8)	(299.7)	(374.7)
Total capital	3,032.6	3,062.2	3,076.7
Risk weighted assets	23,680.1	19,872.7	22,764.7
Tier 1 ratio (%)	8.2%	8.6%	8.0%
Total capital (%)	12.8%	15.4%	13.5%

* Previously referred to as general provisions

20. Reconciliations Between Proforma IFRS and UK GAAP

The following reconciliations provide a quantification of the proforma effect of transition to IFRS.

Proforma Summary of Equity

	Note	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Total equity as reported under UK GAAP		1,339.9	1,451.9	1,541.9
Restatement of goodwill		-	1.8	3.6
Reversal of pension prepayment under UK GAAP		(30.6)	(29.8)	(29.0)
Restatement of retirement benefits under IAS 19		(47.3)	(48.5)	(52.5)
Total Pension fund adjustment		(77.9)	(78.3)	(81.5)
Property impairment		3.9	4.7	4.7
Reinstatement of de-recognised liabilities		(51.7)	(51.7)	(51.7)
Dividends		65.3	35.3	74.7
Recognition of deferred tax in accordance with IAS 12		23.3	17.7	14.1
Reversal of deferred tax recognised under UK GAAP		19.0	25.3	31.8
Total tax effect of above		42.3	43.0	45.9
Total statutory equity under IFRS		1,321.8	1,406.7	1,537.6
Reclassified from prepayments and accrued income	21a	(185.3)	(206.9)	(234.2)
Reclassified from accruals and deferred income	21d	13.2	10.5	7.9
Total impact of effective interest rate adjustment		(172.1)	(196.4)	(226.3)
Debt / equity appropriations	21d	14.3	26.9	14.3
Covenant		-	(0.5)	(0.5)
Tax effect of above	21b	47.4	51.0	63.8
Reclassification of subordinated liabilities to equity	21h	650.3	1,046.4	1,046.4
Total proforma equity under IFRS		1,861.7	2,334.1	2,435.3

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Proforma Balance Sheets Reconciliations

1 January 2004	Note	UK GAAP	Effect of transition to IFRS Statutory	Effect of transition to IFRS Proforma	IFRS
		£m	£m	£m	£m
Assets					
Cash and balances at central banks		11.6	47.2	-	58.8
Derivative financial instruments		-	-	-	-
Loans and advances to banks		3,450.2	1,153.2	-	4,603.4
Loans and advances to customers not subject to securitisation		27,355.8	(27,355.8)	-	-
Loans and advances to customers subject to securitisation		15,678.7	(15,678.7)	-	-
Less: non-recourse finance		(14,832.4)	14,832.4	-	-
		28,202.1	(28,202.1)	-	-
Loans and advances to customers	21a	-	41,847.4	137.8	41,985.2
Available for sale securities					
Investment securities		-	-	-	-
Debt securities		4,185.5	-	-	4,185.5
Equity shares and other variable yield securities		410.8	-	-	410.8
Intangible assets		30.7	30.4	-	61.1
Property, plant and equipment		179.1	(26.5)	-	152.6
Deferred income tax asset	21b	-	23.3	47.4	70.7
Other assets		76.6	(5.2)	-	71.4
Prepayments and accrued income	21c	564.8	(30.6)	(323.1)	211.1
Total assets		37,111.4	14,837.1	(137.9)	51,810.6
Liabilities					
Deposits by banks		1,461.5	-	-	1,461.5
Customer accounts		18,797.3	51.7	-	18,849.0
Derivative financial instruments		-	-	-	-
Debt securities in issue					
Securitised notes		-	14,868.3	-	14,868.3
Covered bonds		-	-	-	-
Other		13,060.1	(3.6)	-	13,056.5
Other liabilities	21e	285.0	(203.3)	-	81.7
Current taxation liabilities		53.8	-	-	53.8
Accruals and deferred income	21d	475.3	113.8	(27.5)	561.6
Provisions for liabilities and charges		19.0	28.3	-	47.3
Subordinated liabilities	21f	1,119.5	-	(350.3)	769.2
Reserve capital instruments	21g	300.0	-	(300.0)	-
Tier one notes		200.0	-	-	200.0
		35,771.5	14,855.2	(677.8)	49,948.9

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Reconciliation of Proforma Balance Sheets (continued)

1 January 2004	Note	UK GAAP £m	Effect of transition to IFRS Statutory £m	Effect of transition to IFRS Proforma £m	IFRS £m
Equity					
Shareholders' funds					
Called up share capital		123.9	-	-	123.9
Share premium account		6.8	-	-	6.8
Capital redemption reserve		7.3	-	-	7.3
Other reserves		-	-	-	-
Retained earnings		1,201.9	(18.1)	(110.4)	1,073.4
Total equity attributable to equity shareholders		1,339.9	(18.1)	(110.4)	1,211.4
Non shareholders' funds					
Reserve capital instruments	21h	-	-	300.0	300.0
Subordinated notes	21h	-	-	350.3	350.3
Total non shareholders' funds		-	-	650.3	650.3
Total equity		1,339.9	(18.1)	539.9	1,861.7
Total equity and liabilities		37,111.4	14,837.1	(137.9)	51,810.6

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Reconciliation of Proforma Balance Sheets (continued)

30 June 2004	Note	UK GAAP	Effect of transition to IFRS Statutory	Effect of transition to IFRS Proforma	IFRS
		£m	£m	£m	£m
Assets					
Cash and balances at central banks		7.7	49.2	-	56.9
Derivative financial instruments		-	-	-	-
Loans and advances to banks		3,339.6	1,003.5	-	4,343.1
Loans and advances to customers not subject to securitisation		26,475.6	(26,475.6)	-	-
Loans and advances to customers subject to securitisation		21,535.2	(21,535.2)	-	-
Less: non-recourse finance		(20,267.5)	20,267.5	-	-
		27,743.3	(27,743.3)	-	-
Loans and advances to customers	21a	-	46,966.9	133.5	47,100.4
Available for sale securities		-	-	-	-
Investment securities					
Debt securities		4,320.7	-	-	4,320.7
Equity shares and other variable yield securities		500.7	-	-	500.7
Intangible assets		28.9	38.7	-	67.6
Property, plant and equipment		198.0	(32.2)	-	165.8
Deferred income tax asset	21b	-	17.7	51.0	68.7
Other assets		63.5	(0.8)	-	62.7
Prepayments and accrued income	21c	614.9	(25.3)	(340.4)	249.2
Total assets		36,817.3	20,274.4	(155.9)	56,935.8
Liabilities					
Deposits by banks		1,586.5	-	-	1,586.5
Customer accounts		18,718.4	51.7	-	18,770.1
Derivative financial instruments		-	-	-	-
Debt securities in issue					
Securitised notes		-	20,282.5	-	20,282.5
Covered bonds		1,340.8	(1.8)	-	1,339.0
Other		10,935.4	0.2	-	10,935.6
Other liabilities	21e	263.4	(176.4)	0.5	87.5
Current taxation liabilities		57.7	-	-	57.7
Accruals and deferred income	21d	422.2	140.2	(37.4)	525.0
Provisions for liabilities and charges		25.3	23.2	-	48.5
Subordinated liabilities	21f	1,515.7	-	(746.4)	769.3
Reserve capital instruments	21g	300.0	-	(300.0)	-
Tier one notes		200.0	-	-	200.0
		35,365.4	20,319.6	(1,083.3)	54,601.7

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Reconciliation of Proforma Balance Sheets (continued)

30 June 2004	Note	UK GAAP	Effect of transition to IFRS Statutory	Effect of transition to IFRS Proforma	IFRS
		£m	£m	£m	£m
Equity					
Shareholders' funds					
Called up share capital		123.9	-	-	123.9
Share premium account		6.8	-	-	6.8
Capital redemption reserve		7.3	-	-	7.3
Other reserves		-	-	-	-
Retained earnings		1,313.9	(45.2)	(119.0)	1,149.7
Total equity attributable to equity shareholders		1,451.9	(45.2)	(119.0)	1,287.7
Non shareholders' funds					
Reserve capital instruments	21h	-	-	300.0	300.0
Subordinated notes	21h	-	-	746.4	746.4
Total non shareholders' funds		-	-	1,046.4	1,046.4
Total equity		1,451.9	(45.2)	927.4	2,334.1
Total equity and liabilities		36,817.3	20,274.4	(155.9)	56,935.8

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Reconciliation of Proforma Balance Sheets (continued)

31 December 2004	Note	UK GAAP	Effect of transition to IFRS Statutory	Effect of transition to IFRS Proforma	IFRS
		£m	£m	£m	£m
Assets					
Cash and balances at central banks		10.2	55.1	-	65.3
Derivative financial instruments		-	-	-	-
Loans and advances to banks		3,305.4	368.8	-	3,674.2
Loans and advances to customers not subject to securitisation		32,869.3	(32,869.3)	-	-
Loans and advances to customers subject to securitisation		22,339.2	(22,339.2)	-	-
Less: non-recourse finance		(22,103.7)	22,103.7	-	-
		33,104.8	(33,104.8)	-	-
Loans and advances to customers	21a	-	54,768.8	198.8	54,967.6
Available for sale securities					
Investment securities		-	-	-	-
Debt securities		4,742.2	-	-	4,742.2
Equity shares and other variable yield securities		575.6	-	-	575.6
Intangible assets		27.1	46.0	-	73.1
Property, plant and equipment		208.2	(37.7)	-	170.5
Deferred income tax asset	21b	-	14.1	63.8	77.9
Other assets		69.6	8.6	-	78.2
Prepayments and accrued income	21c	746.9	(28.0)	(433.0)	285.9
Total assets		42,790.0	22,090.9	(170.4)	64,710.5
Liabilities					
Deposits by banks		1,201.6	-	-	1,201.6
Customer accounts		20,342.0	51.7	-	20,393.7
Derivative financial instruments		-	-	-	-
Debt securities in issue					
Securitised notes		-	22,089.9	-	22,089.9
Covered bonds		1,340.8	(1.8)	-	1,339.0
Other		15,440.8	(5.5)	-	15,435.3
Other liabilities	21e	275.6	(199.5)	0.5	76.6
Current taxation liabilities		60.0	-	-	60.0
Accruals and deferred income	21d	539.8	139.7	(22.2)	657.3
Provisions for liabilities and charges		31.8	20.7	-	52.5
Subordinated liabilities	21f	1,515.7	-	(746.4)	769.3
Reserve capital instruments	21g	300.0	-	(300.0)	-
Tier one notes		200.0	-	-	200.0
		41,248.1	22,095.2	(1,068.1)	62,275.2

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Reconciliation of Proforma Balance Sheets (continued)

31 December 2004	Note	UK GAAP £m	Effect of transition to IFRS Statutory £m	Effect of transition to IFRS Proforma £m	IFRS £m
Equity					
Shareholders' funds					
Called up share capital		123.9	-	-	123.9
Share premium account		6.8	-	-	6.8
Capital redemption reserve		7.3	-	-	7.3
Other reserves		-	(2.0)	-	(2.0)
Retained earnings		1,403.9	(2.3)	(148.7)	1,252.9
Total equity attributable to equity shareholders		1,541.9	(4.3)	(148.7)	1,388.9
Non shareholders' funds					
Reserve capital instruments	21h	-	-	300.0	300.0
Subordinated notes	21h	-	-	746.4	746.4
Total shareholders' funds		-	-	1,046.4	1,046.4
Total equity		1,541.9	(4.3)	897.7	2,435.3
Total equity and liabilities		42,790.0	22,090.9	(170.4)	64,710.5

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Reconciliation of Proforma Balance Sheets (continued)

Explanation of the effect of the transition to IFRS

The following explains the material proforma adjustments to the balance sheet.

a) Loans and advances to customers

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Impact of effective interest rate adjustment	(185.3)	(206.9)	(234.2)
Reclassification from prepayments and accrued income in relation to effective interest rate adjustment	323.1	340.4	433.0
Impact of effective interest rate adjustment	137.8	133.5	198.8

In accordance with IAS 39 the interest rate is adjusted to reflect the rate that exactly discounts expected future cash payments or receipts through the expected life of the financial instrument to its net carrying amount. This adjustment includes all fees and interest paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

b) Deferred tax assets

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Deferred tax effects of proforma adjustments	47.4	51.0	63.8

c) Prepayments and accrued income

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Reclassification of opening balances to loans and advances to customers in relation to effective interest rate adjustment	(345.3)	(360.0)	(463.2)
Impact of effective interest rate adjustment	22.2	19.6	30.2
Total impact – decrease in prepayments and accrued income	(323.1)	(340.4)	(433.0)

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Reconciliation of Proforma Balance Sheets (continued)

Explanation of the effect of the transition to IFRS (continued)

d) Accruals and deferred income

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Impact of effective interest rate adjustment	(13.2)	(10.5)	(7.9)
Reversal of reserve capital instruments and subordinated liabilities coupon payment accrual in accordance with IAS 32 and IAS 10	(14.3)	(26.9)	(14.3)
Total impact – decrease in accruals and deferred income	(27.5)	(37.4)	(22.2)

e) Other liabilities

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Impact on payment to The Northern Rock Foundation	-	0.5	0.5

f) Subordinated liabilities

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Transfer to non shareholders' equity	(350.3)	(746.4)	(746.4)

In accordance with the requirements of IAS 32 certain subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

g) Reserve capital instruments

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Transfer to non shareholders' equity	(300.0)	(300.0)	(300.0)

In accordance with the requirements of IAS 32 reserve capital instruments are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

NOTES TO THE PROFORMA RESULTS (CONTINUED)

21. Reconciliation of Proforma Balance Sheets (continued)

h) Non shareholders' funds

	1 January 2004 £m	30 June 2004 £m	31 December 2004 £m
Transfer from subordinated liabilities	350.3	746.4	746.4
Transfer from reserve capital instruments	300.0	300.0	300.0
Total impact – increase in non shareholders' funds	650.3	1,046.4	1,046.4

NOTES TO THE PROFORMA RESULTS (CONTINUED)

22. Reconciliation of Proforma Profit

Six months ended 30 June 2004	Note	UK GAAP £m	Effect of transition to IFRS Statutory £m	Effect of transition to IFRS Proforma £m	IFRS £m
Interest and similar income	22a	912.0	395.9	38.5	1,346.4
Interest expense and similar charges	22b	(685.0)	(395.9)	33.8	(1,047.1)
Net interest income		227.0	-	72.3	299.3
Fee and commission income	22c	128.9	5.9	(77.3)	57.5
Fee and commission expense	22c	(24.9)	(2.1)	19.0	(8.0)
Other operating income	22d	9.4	(3.3)	(5.2)	0.9
		113.4	0.5	(63.5)	50.4
Total income		340.4	0.5	8.8	349.7
Administrative expenses		(94.7)	1.0	0.7	(93.0)
Depreciation and amortisation		(10.4)	2.6	-	(7.8)
Covenant to The Northern Rock Foundation		(10.0)	-	(0.5)	(10.5)
Operating expenses	22e	(115.1)	3.6	0.2	(111.3)
Impairment losses on loans and advances		(24.3)	(2.2)	-	(26.5)
Impairment of fixed asset investments		(0.7)	-	-	(0.7)
Net hedge ineffectiveness and other unrealised fair value gains and losses		-	-	-	-
Profit before taxation		200.3	1.9	9.0	211.2
Income tax expense	22f	(58.1)	(0.4)	(2.7)	(61.2)
Profit for the period		142.2	1.5	6.3	150.0
Represented by:					
Appropriations	22g	-	-	14.9	14.9
Profit on ordinary activities attributable to equity shareholders		142.2	1.5	(8.6)	135.1
Total		142.2	1.5	6.3	150.0

22. Reconciliation of Proforma Profit (continued)

Year ended 31 December 2004	Note	UK GAAP £m	Effect of transition to IFRS Statutory £m	Effect of transition to IFRS Proforma £m	IFRS £m
Interest and similar income	22a	2,035.5	953.9	84.9	3,074.3
Interest expense and similar charges	22b	(1,568.6)	(953.9)	60.9	(2,461.6)
Net interest income		466.9	-	145.8	612.7
Fee and commission income	22c	292.6	12.5	(177.4)	127.7
Fee and commission expense	22c	(60.1)	(4.4)	47.4	(17.1)
Other operating income	22d	31.5	(19.8)	(10.5)	1.2
		264.0	(11.7)	(140.5)	111.8
Total income		730.9	(11.7)	5.3	724.5
Administrative expenses		(203.5)	3.4	1.4	(198.7)
Depreciation and amortisation		(22.6)	4.4	-	(18.2)
Covenant to The Northern Rock Foundation		(21.6)	-	(0.5)	(22.1)
Operating expenses	22e	(247.7)	7.8	0.9	(239.0)
Impairment losses on loans and advances		(56.5)	8.0	-	(48.5)
Impairment of fixed asset investments		4.5	-	-	4.5
Net hedge ineffectiveness and other unrealised fair value gains and losses		-	-	-	-
Profit before taxation		431.2	4.1	6.2	441.5
Income tax expense	22f	(125.0)	(0.8)	(1.9)	(127.7)
Profit for the period		306.2	3.3	4.3	313.8
Represented by:					
Appropriations	22g	-	-	42.6	42.6
Profit on ordinary activities attributable to equity holders		306.2	3.3	(38.3)	271.2
Total		306.2	3.3	4.3	313.8

NOTES TO THE PROFORMA RESULTS (CONTINUED)

22. Reconciliation of Proforma Profit (continued)

Explanation of the effect of the transition to IFRS

a) Interest and similar income

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Impact of effective interest rate adjustment	38.5	84.9

In accordance with IAS 39 the interest rate is adjusted to reflect the rate that exactly discounts expected future cash payments or receipts through the expected life of the financial instrument to its net carrying amount. This adjustment includes all fees and interest paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

b) Interest expense and similar charges

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Reversal of interest payable on reserve capital instruments and portion of subordinated liabilities	33.8	60.9

In accordance with the requirements of IAS 32 reserve capital instruments and certain subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon. Accordingly the interest payable on these instruments is removed from interest expense and accounted for as an appropriation and recognised in accordance with IAS 10.

c) Fee and commission income and expense

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Reclassification of fee and commission income within interest and similar income	(77.3)	(177.4)
Reclassification of fee and commission expense within interest and similar income	19.0	47.4
Impact of effective interest rate adjustment	(58.3)	(130.0)

Where fees charged on loans are integral to the loan yield, they are classified to interest and similar income, in accordance with the effective interest rate rules of IAS 39.

NOTES TO THE PROFORMA RESULTS (CONTINUED)

22. Reconciliation of Proforma Profit (continued)

Explanation of the effect of the transition to IFRS (continued)

d) Other operating income

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Impact of effective interest rate adjustment	(5.2)	(10.5)

e) Operating expenses

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Impact of effective interest rate adjustment	0.7	1.4
Impact of statutory adjustments on the covenant to The Northern Rock Foundation	(0.1)	(0.2)
Impact of proforma adjustments on the covenant to The Northern Rock Foundation	(0.4)	(0.3)
Total impact – decrease in operating expenses	0.2	0.9

f) Tax on profit on ordinary activities

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Tax effect of IFRS proforma adjustments	(2.7)	(1.9)

g) Appropriations

	6 months ended 30 June 2004 £m	Year ended 31 December 2004 £m
Treatment of reserve capital instruments and subordinated liabilities coupon payment in accordance with IAS 32 and IAS 10	14.9	42.6

Contacts

City Contacts

Bob Bennett
Group Finance Director
0191 279 4366

Dave Jones
Deputy Finance Director
0191 279 4474

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Tony Armstrong
Communications Director
0191 279 4676

Brian Giles
Operational Director - PR
0191 279 4676

Ron Stout
Assistant Director - PR
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

RECEIVED

2006 SEP 21 A 9:00

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NORTHERN ROCK PLC

PRELIMINARY RESULTS

YEAR ENDED 31 DECEMBER 2005

northern
rock

THIS PAGE LEFT INTENTIONALLY BLANK

Contents **Page**

Introduction

Statutory Results

The 2005 Preliminary Results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005. Certain of these IFRS are only effective from 1 January 2005, and therefore have not been used to restate the 2004 statutory based results. The results included on pages 22 to 38 represent the statutory results of the Group for the year ended 31 December 2005 and include the statutory comparatives reflecting only those standards which permit or require retrospective adoption, reflecting the voluntary exemptions of IFRS1.

Proforma Results

As a result of some IFRS not being required to be implemented until 1 January 2005, to aid comparability of the 2005 results with those of 2004, 2004 results have also been prepared on a proforma basis, incorporating the impact of IFRS where it is possible to determine what the impact would have been if the accounting changes had been effective in 2004. The proforma results, included on pages 44 to 57, include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity, but exclude the effects of hedge accounting under IFRS which differs from that applied under UK GAAP.

Underlying Results

The 2005 statutory results include the full effects of the introduction of fair value and hedge accounting following the adoption of IAS 32 and 39 with effect from 1 January 2005. Where appropriate, certain aspects of the results for 2005 are presented to reflect management's view of the underlying results for 2005 excluding the effects of fair value volatility and hedge ineffectiveness to provide a clearer representation of the underlying performance of the Group, in addition to the statutory results.

NORTHERN ROCK GROUP ANNUAL RESULTS

25 January 2006

Northern Rock plc today issued its Preliminary Results for the year ended 31 December 2005.

HIGHLIGHTS

Operating Performance

- Total underlying assets of £81.1 billion - an increase of 24.9% from December 2004 assets of £64.9 billion. Risk weighted assets grew by 14.2%

- Record gross lending of £26.9 billion - an increase of 15.2%, with record net lending of £14.6 billion - an increase of 12.6%

- Share of UK gross mortgage lending of 8.1% - up from 6.8% in 2004; net share of 14.4% - up from 11.2% in 2004

- 0.39% (31 December 2004 - 0.37%) of mortgage accounts 3 months or more in arrears - under half of industry average

- Record retail savings net intake of £2.8 billion (2004 - £0.9 billion) - over 3 times the total for 2004

Profits

- Underlying pre tax profits of £504.6 million, up by 14.3% compared with 2004 proforma

- Underlying profit attributable to shareholders of £308.1 million, up by 13.6% compared with 2004 proforma

- Statutory pre tax profits (including hedge ineffectiveness) up by 13.5% to £494.2 million

Costs

- Cost to asset ratio improved to 0.34% (from 0.37% in 2004)

- Cost to underlying income ratio improved to 29.8% (from 29.9% proforma in 2004)

Pension Fund

- IAS 19 pension fund deficit substantially eliminated by special contributions made in December 2005 and January 2006 amounting in total to £65.0 million

Shareholder Value

- Underlying return on equity of 20.8% and 19.3% on a statutory basis

- Underlying EPS of 74.3p - an increase of 13.1%

- Final dividend per share of 20.7p - giving a total dividend per share of 30.1p, an increase of 13.6%

Social Responsibility

- The Northern Rock Foundation - supporting charitable causes - to receive £24.7 million

Adam J Applegarth, Chief Executive, said:

"In 2005, Northern Rock continued to achieve its strategic targets and is well placed to continue to do so. Lending, dominated by low risk residential mortgages, has been strong resulting in underlying total balance sheet assets growing to £81.1 billion, an increase of 24.9%. Underlying pre tax profits rose by 14.3% to £504.6 million, attributable profit grew by 13.6% to £308.1 million and return on equity on the same basis was 20.8%. All this was achieved in a year when income was deferred and cost write-off accelerated under IFRS, meaning 2005 was a year of very good performance.

We do not expect to see a significant deterioration in credit quality going forward. We have low levels of arrears, strong credit risk management and a low risk balance sheet. We have continued to provide, prudently, for loan losses using our Basle II based impairment models.

Capital efficiency and risk management have been enhanced following our innovative Whinstone transaction resulting in the sale of the majority of first loss positions previously held in respect of our pre 2005 securitisations. We expect similar transactions going forward which will mitigate the risk of credit default and enable a closer alignment of regulatory and credit rating levels of capital as Basle II is introduced.

Northern Rock submitted its waiver application for IRB approval before the year end and is well positioned to take advantage of the introduction of Basle II. Our business model remains extremely robust and continues to deliver good shareholder value."

OPERATIONAL REVIEW

Introduction

The 2005 Preliminary Results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005 and which differ significantly to UK GAAP used in the preparation of previously reported financial statements.

Analysis of the results is complicated as a result of certain IFRS only having been applied from 1 January 2005. This means that the revised 2004 statutory results only include the impact of certain of the IFRS used in the preparation of the 2005 results. As a consequence we have included, on pages 44 to 57, 2004 results prepared on a proforma basis, incorporating the impact of IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. This impact includes the treatment of interest income and fees and the reclassification of certain funding instruments from debt to non shareholders' equity but excludes the effects of accounting for derivatives under IFRS which differs from that applied under UK GAAP.

Full reconciliations of the effect of the introduction of IFRS together with full details of the accounting policies for 2005 will be included in the full 2005 Annual Financial Statements and were included in the Interim Results released on 28 July 2005. The Interim Results are available on the Company's website www.northernrock.co.uk.

As a consequence of the introduction of IFRS the balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable management's view of underlying performance to be separately identified. Further detail is given on page 14.

Overview

Strong lending volumes continued throughout 2005 resulting in underlying total assets of £81.1 billion at the year end, an increase of 24.9% compared with 31 December 2004. Estimated residential net lending market share at 14.4% for the full year, exceeded both the 11.2% share achieved in 2004 and the 13.5% achieved in the first half of 2005, confirming Northern Rock's ability to achieve growth targets in a competitive mortgage market. Commercial lending and standalone personal unsecured lending grew more slowly reflecting our low appetite for risk. Asset quality also remained robust across all loan portfolios.

The strong performance of our retail funding seen in 2004 and the first half of 2005 continued, resulting in net inflows for the year of £2.8 billion. Our successful securitisation issues raised a net £8.8 billion and contributed further to our capital management. Capital efficiency has also been enhanced by the sale of a significant part of our securitisation vehicles' retained first loss risk in the Whinstone transaction, following which our senior unsecured credit rating outlook was changed from neutral to positive by Standard & Poor's

Profit before tax (underlying) rose by 14.3% and profit attributable to shareholders (underlying) rose by 13.6% from last year - ahead of consensus. Underlying return on equity at 20.8% remained well within our strategic target range of 19% to 22%.

Lending

During 2005 Northern Rock again achieved record levels of total lending. Total gross lending was £26,879 million, an increase of 15.2% (2004 - £23,342 million), with total net lending of £14,555 million, an increase of 12.6% (2004 - £12,932 million). Prospects for 2006 are good, with a total opening pipeline of £5,300 million (1 January 2005 - £5,105 million) including a residential lending pipeline of £5,005 million (1 January 2005 - £4,891 million). The 2006 opening pipeline reflects a 6% improvement in the time applications remain in the lending pipeline. Improved customer retention reduces the need to grow gross lending significantly as we move towards achieving the centre of our asset growth target range.

The composition of our lending portfolios has continued to be low risk. At 31 December 2005, 90% of our loans to customers were residential secured loans (31 December 2004 - 89%), 2% commercial secured loans (31 December 2004 - 3%) and 8% (31 December 2004 - 8%) within our personal unsecured portfolios. This mix is not expected to change significantly going forward.

An analysis of new lending by portfolio is set out in the following table:

£ millions	Residential	Commercial	Unsecured	Total
2005				
Gross	23,618	408	2,853	26,879
Net	13,350	5	1,200	14,555
2004				
Gross	20,051	499	2,792	23,342
Net	11,383	182	1,367	12,932

Residential – UK market

The UK residential lending market improved in the second half of 2005 resulting in estimated gross lending for the year of £287 billion, broadly unchanged from the £291 billion recorded in 2004. Gross lending associated with housing transactions and equity withdrawal represents around 55% of lending with 45% driven by remortgage activity. Whilst the former will vary with volumes of home moving transactions and house price inflation, the latter does not due to increased market liquidity following the removal of overhanging early repayment charges. The two components will continue to provide a substantial and robust gross lending market for us to be able to achieve our lending targets. The slow down in the housing transaction market during 2005 has, however, resulted in estimated net lending being down 9% at £92 billion (2004 - £101 billion). UK house prices remained stable throughout 2005. Although the latter part of 2005 saw an increase in housing transactions, we expect 2006 transactions to be similar to those achieved in 2005, with low single digit house price appreciation, in line with the growth in average earnings.

Residential – Northern Rock performance

Against this background, we achieved gross residential lending of £23,618 million (2004 - £20,051 million) and net residential lending of £13,350 million (2004 - £11,383 million), representing increases of 17.8% and 17.3% respectively. Our estimated share of UK gross residential lending for 2005 was 8.1% and our market share of net residential lending was 14.4%. This compares with 8.0% and 13.5% respectively for the first half of 2005, and 6.8% and 11.2% for 2004 in total. Our share of redemptions for the year was 5.2% (2004 - 4.5%), again lower than our closing share of mortgage stock of around 6.4% (31 December 2004 - 5.5%). This reflects the continued success and strengthening of our pro-active customer retention process and our fair and transparent policy of allowing existing customers, subject to their contractual terms, to transfer their loan to any product available to new borrowers.

Lending (continued)

In 2005, 90% of our gross residential lending was originated via the indirect market (2004 - 88%). This reflects the increasing importance of mortgage clubs and networks, with whom we are even more closely aligned following the introduction of statutory mortgage regulation in the last quarter of 2004, and improvements in service levels and access through our on-line trading platform.

The profile of our new lending has remained low risk despite strong growth in volumes. There was a slight increase in the proportion of lending to first time buyers to 24% (2004 - 21%) reflected in increased volumes of "together" lending. 76% (2004 - 79%) of new customers continued to have a proven payment track record. The impact of this trend has been to increase the average Loan to Value ratio ("LTV") of new lending in 2005 to 78% compared with 76% in 2004. Similarly new lending at or below 90% LTV was 70% (2004 - 77%) of completions. The average indexed LTV of our mortgage book is now 58% (31 December 2004 - 53%) which continues to provide strong cover in the event of default. We have minimal exposure to large loans with only 3.4% of new loans over £500,000 (2004 - 3.5%) and have a good spread of geographic risk.

We offer customers a wide range of innovative and attractive products including lifestyle products and traditional price-led products. Most of our products also have inbuilt flexibility giving customers the opportunity to overpay, make redraws and subject to advance agreement and after a qualifying period, take payment holidays. Our lifestyle products comprise our "together" family of products, Lifetime and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Gross lending of "together" products amounted to £7.0 billion of which £6.1 billion were advances secured on residential property representing 28.7% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages have increased to 20.6% of our mortgage portfolio (31 December 2004 - 18.2%).

Our Lifetime range is aimed at homeowners aged 60 and over who wish to utilise equity in their homes to enhance their lifestyle. Such lending accounted for 1.4% of gross new residential lending (2004 - 1.8%), with outstanding Lifetime balances representing 3.0% (31 December 2004 - 3.1%) of our mortgage balances.

Residential Buy to Let lending is focussed on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.9% of our mortgage portfolio at 31 December 2005 (31 December 2004 - 4.0%) and for 7.1% (2004 - 6.4%) of gross new residential lending.

In total our family of lifestyle products, which are margin enhancing, represented 37.2% (2004 - 28.9%) of our gross new residential lending and 28.5% of mortgage balances at 31 December 2005 (31 December 2004 - 25.3%).

Of our traditional price-led mortgage products, fixed rate mortgages remained the most popular with 25.3% (2004 - 46.4%) of total new lending accounted for by short term fixed rate products up to two years, and 28.8% (2004 - 7.5%) by longer term fixes, normally up to five years. The increased demand for longer term fixed rate products reflected competitive pricing led by attractive longer term swap rates.

Lending (continued)

Unsecured

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

£ millions	Standalone Unsecured	Together Unsecured	Total
2005			
Gross	1,970	883	2,853
Net	744	456	1,200
2004			
Gross	2,068	724	2,792
Net	1,104	263	1,367

Standalone unsecured gross lending has slowed in line with the number of borrowers who satisfy our credit score and our risk appetite. Net lending has shown a further reduction as the portfolio matures and redemptions and repayments naturally increase.

Volumes of new "together" unsecured lending increased below the rate of growth of "together" mortgage lending due to the cap of £30,000 on the value of the unsecured element of "together" loans. At 31 December 2005, our unsecured lending balances were £5,789 million (31 December 2004 - £4,581 million) of which 40.0% (31 December 2004 - 40.3%) represented "together" unsecured advances.

Commercial

Competition in the commercial secured lending market remained strong throughout 2005 with certain lenders being particularly aggressive on price and LTV levels at which they are prepared to lend. Both gross and net lending within our commercial lending portfolio slowed as a result of maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £408 million (2004 - £499 million) with net lending of £5 million (2004 - £182 million).

Arrears and Possessions

The arrears position of each of our personal lending portfolios based upon numbers of accounts three months or more in arrears is set out in the following table:

	Residential	Standalone Unsecured	Together Unsecured	CML Residential Average
31 December 2005	0.39%	0.98%	0.84%	0.87%
31 December 2004	0.37%	1.04%	0.78%	0.80%

Note: CML Residential Average arrears shown at 30 June 2005 and 31 December 2004. Source: Council of Mortgage Lenders.

Residential accounts three months or more in arrears at 0.39% remained well below half the CML residential average of 0.87% at 30 June 2005 (31 December 2004 - 0.80%) and only marginally ahead of the equivalent figure of 0.37% at the end of 2004. The "together" secured three months plus arrears

Arrears and Possessions (continued)

increased to 0.84% at 31 December 2005 (31 December 2004 - 0.77%) but remained around the CML average for residential lending.

At 31 December 2005, properties in possession had increased to 576, representing only 0.09% of all accounts compared with 181 (0.03%) at the end of 2004 in line with our policy of rapid movement towards recovery where it is clear the borrower is unwilling to maintain payments and where we have higher risk.

Standalone personal unsecured loan arrears remain significantly better than industry average, reflecting our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. Three months plus arrears finished the year at 0.98%, below that reported at the half year and at the end of December 2004, although greater collections activity was required compared with 2004. On an industry-wide view indebtedness of customers seems to have stabilised. In our loan portfolios indebtedness has begun to decline and collection activity in the last quarter became a little easier.

At 31 December 2005 only 10 of our commercial loans (0.42% of accounts) with balances outstanding of £5.8 million were three months or more in arrears compared with 8 accounts (0.31%) with outstanding balances of £6.3 million at 31 December 2004.

Funding

Northern Rock has established four distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. Flows of new funding and closing balances are shown in the following table:

£ millions	Retail	Non-Retail	Securitisation	Covered Bonds
2005				
Net flow	2,809	2,317	8,831	2,378
Closing balances	20,104	22,253	31,156	3,830
2004				
Net flow	896	2,770	7,234	1,341
Closing balances	17,290	19,740	22,090	1,339

Note: Net flow in 2005 represents net cashflows excluding fair value adjustments. Closing balances at 31 December 2005 are stated including fair value adjustments.

Retail

Retail funding comprised a total inflow of funds of £2,809 million, including interest credited of £565 million and builds on the successful funding in the first half of 2005 of £1,716 million, again demonstrating the strength and diversity of our retail franchise. 2005's net inflow represents over three times the net inflow of £896 million achieved in 2004.

Funding during the year was largely into our Silver Savings account for the over 50s, launched in September 2004 and supplemented in 2005 by the introduction of a 30 day notice account. Balances in our Ireland based operation rose 63% to £1,026 million (31 December 2004 - £628 million), with £1,940 million (31 December 2004 - £1,871 million) in our Guernsey based off-shore vehicle.

Closing balances of £20.1 billion represent 65.8% of our non-securitised lending portfolios (31 December 2004 - 52.6%). .

Non-Retail
Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. During the first half we repaid net £2.2 billion, mainly short term funds, following securitisation issues. In the second half we raised a net £4.5 billion, leaving a full year net funding of £2.3 billion.

During the year, we raised £2.6 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the US, Europe and Asia. This included a US$1.75 billion Extendible Quarterly Securities issue sold to domestic US investors and a US$1.5 billion Floating Rate Notes issue sold in Asia and Europe. In January 2006, we have raised a further US$2.0 billion Extendible Securities, with over 60% of funds raised from investors new to the Northern Rock Extendible programme.

Key developments in short term funding included the establishment of a CAD$2 billion Canadian Commercial Paper programme which provides access to domestic Canadian investors. This programme had outstanding balances of CAD$850 million at 31 December 2005.

Securitisation
Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During 2005 four residential mortgage-backed issues were completed raising £12.9 billion through our Granite vehicles. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages. We continue to diversify our investor base aided by comprehensive global investor roadshows. A second commercial mortgage securitisation (Dolerite) raising £600 million was also completed.

The last Granite issue of 2005 (a £3.75 billion deal) was priced at the lowest spread we have ever achieved, even tighter than previous deals completed in the year and significantly below the cost of older deals being replaced.

Already in 2006 we have completed a £6.0 billion residential mortgage-backed securitisation issue, which was heavily oversubscribed. (Details are set out in a separate Stock Exchange announcement released today - 25 January 2006.)

At 31 December 2005 advances to customers subject to securitisation amounted to £39.1 billion (31 December 2004 - £21.9 billion), representing 56% (31 December 2004 - 40%) of our total lending portfolios.

Covered Bonds
In 2005 we raised €3.5 billion (£2.4 billion) from two further issues from our €10 billion covered bond programme established in 2004. This provided further ongoing diversification of the investor base. The second transaction raised funds with a maturity of 15 years priced at mid swaps plus 11bps helping to lower the average cost of new funding. The covered bonds are secured by a pool of ring-fenced residential mortgages. The credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions (Graphite) providing further capital benefits.

Assets

Total assets on a statutory and underlying basis (excluding fair value adjustments) are set out in the following table:

£ millions	**31 December 2005**	**31 December 2004**
Statutory	82,709	64,881
Underlying	81,057	64,881

On an underlying basis total assets are 24.9% higher than at the previous year end and on a statutory basis have increased by 27.5%.

Treasury

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. At 31 December 2005, 97% (31 December 2004 - 96%) of our Treasury investment portfolios comprised assets which are rated single A or better. We continue to have no exposure to emerging markets or non-investment grade debt.

Total Income and Margins

The introduction of IFRS in 2005 results in significant changes in the presentation and reporting of interest and non-interest income. Upfront lending fees are now spread over the expected life of a loan and included in interest income resulting in a deferral of reported income. Introducer fees are also now recognised within interest income and spread over the expected life of a loan, rather than the life of the customer relationship, resulting in an acceleration of the recognition of the cost. Mortgage incentives continue to be offset against interest income but are now spread over the expected life of a loan rather than over the early repayment charge period. In addition, following the re-classification of certain instruments from debt to equity, the coupon payable on these instruments is now excluded from interest expense. As these accounting changes were introduced on a statutory basis with effect from 1 January 2005 we have prepared comparable 2004 figures on a proforma basis as well as on the statutory basis.

The following table shows net interest income and total income on a statutory and proforma basis for 2004 and on a statutory (excluding hedge ineffectiveness) and underlying basis (see notes 3 and 4) for 2005.

£ millions	**Statutory 2005**	**Underlying 2005**	**Statutory 2004**	**Proforma 2004**
Net interest income	752.3	706.8	466.9	612.7
Other income	129.0	129.0	252.3	111.8
Total income	**881.3**	**835.8**	**719.2**	**724.5**

On a statutory basis, total income in 2005 amounted to £881.3 million (excluding hedge ineffectiveness) representing an increase of 22.5% over statutory total income in 2004. On this basis the ratio of total income to mean total assets at 1.19% compares with the 2004 ratio of 1.23%. Total income as a proportion of mean risk weighted assets at 3.34% compares with the 2004 ratio of 3.37%.

On an underlying basis total income in 2005 amounted to £835.8 million representing an increase of 15.4% over proforma total income in 2004. On this basis, the ratio of total income to underlying mean total assets at 1.15% compares with the 2004 ratio of 1.24%. Total income as a proportion of mean risk weighted assets at 3.41% compares with the 2004 ratio of 3.43%.

Total Income and Margins (continued)

Underlying interest margin at 0.97% compares with the 2004 ratio of 0.82% on a statutory basis and 1.07% on a proforma basis. The proforma basis is considered to be a more appropriate comparator as it is calculated on the same basis as the 2005 figures, including the impact of effective interest rate changes under IFRS. On this basis, interest margin for 2005 is 10bps lower than the full year in 2004 but only 3bps lower than in the first half of 2005. During 2004, 3 month Libor was on average 26bps higher than Bank Base Rate. Although this differential reduced to 11bps on average during 2005, there continued to be an adverse effect on the price of our Libor related funding.

At 31 December 2005, the net value of fees deferred to future periods amounted to £292.0 million, compared with £238.2 million at 31 December 2004 on a proforma basis. This deferred income returns to the income statement over the life of loans, reducing the future dependence of income growth on volume growth.

Other income primarily comprises commission generated on sales of third party products such as building and contents and payment protection insurance together with administration fees not included within interest margin. During 2005, we improved our product range and sales process for payment protection insurance. By offering a wider range of products which better match customer needs and by lowering prices we have arranged better protection to more customers.

Expenses

Total operating expenses amounted to £249.4 million representing an increase of 14.2% over statutory operating expenses of £218.3 million and 15.0% over proforma operating expenses of £216.9 million for 2004. The increase of 15.0% compares with an increase in underlying assets of 24.9% over the year and a rise in underlying total income of 15.4%, resulting in a cost to asset ratio of 0.34% (2004 statutory - 0.37%, proforma - 0.37%) and a cost to underlying income ratio of 29.8% (2004 statutory - 30.4%, proforma - 29.9%).

At the half year stage the cost to underlying income ratio had risen to 30.1% as a result of incremental regulatory costs being incurred in the first half of 2005 with no corresponding cost in the equivalent period in 2004. In the second half of 2005, underlying income growth of 17.5%, compared with the second half of 2004, exceeded cost growth of only 12.4%, resulting in a 2005 second half cost to underlying income ratio of 29.6%.

Included in the 2005 operating expenses are approximately £10 million of recurring incremental costs (2004 - £3.6 million) in relation to the full year impact of increased regulatory requirements. These have been absorbed in our cost base and so going forward we expect the rate of cost growth to slow, cost growth to be at the bottom end of the one half to two thirds of asset growth range and income growth to exceed cost growth.

Social Responsibility - The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. The covenant from 2005 profits amounts to £24.7 million (31 December 2004 - £21.6 million), resulting in approximately £145 million having been donated since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

Loan Loss Impairment

Although there are similarities between the bases for determining loan loss impairment provisions under UK GAAP and IFRS, the latter is more prescriptive. In 2005, we enhanced our loan loss impairment methodologies incorporating risk and performance data captured in and generated by our Basle II capital systems. As stated at the half year stage, following the introduction of the improved methodologies, a reassessment of loan loss impairment provisions was made to reflect more accurately the risk profile of our loan portfolios. Following this one-off reassessment, loan loss impairment provisions were reduced by £10.3 million for the residential portfolio and by £9.8 million in our commercial lending portfolio and increased by £20.1 million in respect of our unsecured loans.

The 2005 charge for loan loss impairment amounted to £56.6 million (2004 - £48.5 million) representing 0.09% of mean advances to customers (2004 - 0.10%). The combination of high quality lending, low interest rates, low arrears and continued strong average LTV of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Provisions for the commercial secured lending portfolio are consistent with portfolio performance and economic conditions for this sector.

The growth in loan loss impairment provision balances against our personal unsecured credit portfolios reflects growth in balances and the maturing nature of the portfolios. As a result, total loan loss impairment provision balances for these portfolios have increased to £87.1 million (31 December 2004 - £78.4 million) with total cover of 1.48% (31 December 2004 - 1.68%).

Hedge Ineffectiveness

Following the introduction of IFRS, all derivatives entered into by Northern Rock, which under UK GAAP were held off balance sheet, are now recorded on the balance sheet at full fair value with any fair value movements being taken to the income statement. Where effective hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in the fair value of the underlying instrument being hedged. Any ineffectiveness arising from different movements in fair value will trend to zero over time and so any recorded ineffectiveness in any accounting period is excluded from underlying results in that accounting period.

In addition, Northern Rock enters into certain derivative contracts, which although efficient economically, cannot be included in effective hedge accounting relationships. Consequently, although the implicit interest cost of the underlying instrument and associated derivative are included in net interest income in the income statement, fair value movements of future cashflows on such derivatives are recorded in "Net hedge ineffectiveness and other unrealised fair value gains and losses" on the face of the income statement and are excluded from underlying results as these fair value adjustments are not realised in the current accounting period. The same treatment also applies to the revaluation at each balance sheet date of economically hedged foreign currency liabilities.

The over-riding objective of the presentation of underlying results is to show the underlying interest income / expense of hedged instruments and to exclude future fair value adjustments from current performance measurement.

In 2005, the income statement shows "Net hedge ineffectiveness and other unrealised fair value gains and losses" as a negative figure of £56.4 million. This reduces to £10.9 million negative after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income. At 30 June 2005 the equivalent figures were £33.3 million positive and £57.6 million positive respectively.

Taxation

The effective tax rate in 2005 was 29.3% (2004 - 28.9%). We continue to anticipate, with a corporation tax rate of 30% and HMRC's stance on tax planning, that the ongoing effective tax rate will trend towards 30.0% in the medium term.

Profits and EPS

To aid comparison of the 2005 results with those of 2004 we have prepared 2004 comparatives on a statutory basis and on a proforma basis. In addition, management's view of the underlying 2005 results is also presented. Details of profit before tax, profit attributable to shareholders and earnings per share on these bases are set out in the following table:

	Statutory 2005	Underlying 2005	Statutory 2004	Proforma 2004
PBT £m	494.2	504.6	435.3	441.5
Attributable profit £m	300.7	308.1	309.5	271.2
EPS p/share	72.5	74.3	74.9	65.7

The reconciliation between 2005 statutory and underlying results is set out in note 2 of the Preliminary Results (page 28 statutory results, page 48 proforma results).

Underlying 2005 profit before tax of £504.6 million represents an increase of 14.3% over 2004 proforma profit before tax, with underlying attributable profit rising by 13.6% to £308.1 million. Compared with the 2004 statutory results, 2005 statutory profit before tax of £494.2 million represents an increase of 13.5% over the equivalent figure for 2004 and an increase of 11.9% over the 2004 proforma figure

Return on equity for 2005 was 20.8% on an underlying basis and 19.3% on a statutory basis compared with 20.9% in 2004 on a proforma basis and 21.6% on a statutory basis.

Whinstone Transaction

In November 2005, Northern Rock completed its first Whinstone transaction transferring around 80% of the reserve fund risk relating to pre 2005 Granite residential mortgage securitisations to third party investors, therefore reducing the potential exposure to downturn credit risk. The transaction reduces the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital; an important step in advance of Basle II. By retaining a small portion of the first loss, Northern Rock continues to align the interests of securitisation investors and the Company and demonstrates its confidence in the credit performance of the mortgage portfolios.

Net interest income, total income and pre tax profits were affected by the interest cost of this transaction for two months in 2005 and will be affected on a full year basis thereafter. This additional cost will be largely offset by savings in appropriations due to not having to raise subordinated debt to support securitisation capital deductions. Underlying attributable profits will therefore not be significantly affected by this transaction.

Whinstone Transaction (continued)

Following the announcement of the transaction Standard & Poor's changed the Northern Rock senior unsecured credit rating outlook from neutral to positive. The £423 million transaction, included within securitised notes in issue, is by far the largest transaction of its type ever completed in the international markets and has been awarded European Securitisation deal of the year by IFR magazine. It is our intention to continue to utilise this type of transaction on an ongoing basis.

Dividends

In line with our dividend policy of a payout ratio of approximately 40% of sustainable underlying attributable profits, cover of 2.5 times, the proposed final dividend is 20.7p per share payable on 26 May 2006 to shareholders on the register on 28 April 2006. This, combined with the interim dividend of 9.4p, results in a total dividend for 2005 of 30.1p per share, an increase of 13.6% over the 2004 total dividend of 26.5 pence per share.

Capital

At 31 December 2005, total capital amounted to £3,224 million resulting in a total capital ratio of 12.3%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,033 million and the Tier 1 ratio 7.7%. The restated equivalent ratios at 31 December 2004 on a statutory basis were 14.0% and 8.7% and on a proforma basis were 13.5% and 8.0% respectively.

In December 2005, we submitted our application seeking waiver from the FSA to permit us to adopt the Retail Internal Ratings Based approach to Basle II, which is planned to commence on 1 January 2007. We intend to initially adopt the Standardised Approach to Operational Risk.

Our low risk balance sheet means that we expect to achieve significant reductions in the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result, subject to consultation with the FSA and credit rating agencies, in future capital efficiencies. In the first three years of the operation of Basle II, transitional arrangements will apply such that any capital relief will be introduced gradually with a potential maximum 20% reduction in capital by the end of the transition period.

Pension Fund

Whilst almost fully funded on an actuarial basis, the average deficit of the Northern Rock Pension Fund throughout 2005 using the IAS19 basis of calculation was £65.0 million. At the end of 2005, this deficit would have grown to around £74.4 million without corrective action, reflecting in particular volatility arising from the use of point in time assumptions about return on assets and discount rates. The defined benefit element of the fund is a closed fund, and as we get closer to the end of the fund's life, the IAS19 deficit will become realised. Consequently, we have decided to eliminate the average 2005 deficit. This has been achieved by an initial additional contribution of £20.0 million in December 2005, with the balance of £45.0 million paid in January 2006.

As a result of the above, the IAS 19 deficit at 31 December 2005 is £54.4 million, which reduces by £45.0 million to £9.4 million after the payments made in January 2006. The impact of these contributions will be minimal on the Group's earnings but will reduce the risk of significant increases in pension cost in the future.

Outlook

We expect UK gross residential lending in 2006 to be similar to 2005 at around £300 billion, underpinned by a stable housing market and sustained remortgage activity. Economic conditions will remain fundamentally supportive, with interest rates remaining low during 2006.

Following two years of growth of assets at the top of our strategic range of 20% + / - 5% we intend that over the next two to three years the rate of growth of assets will move to the centre of the range, assisting both operational and capital efficiency. Also as income deferred under IFRS is recognised in the income statement and margins stabilise we expect to see underlying earnings growth move back to at least the centre of our strategic range of 15% + / - 5%. Our strategic target for return on equity of 19% to 22% is also confirmed.

Cost efficiency ratios should continue to improve as cost growth returns to below income growth and at the lower end of the target of one half to two thirds of asset growth despite continuing our usual policy of investing in new infrastructure for the future.

Risk management and credit quality remains paramount to Northern Rock's business, which will remain dominated by good quality prime residential mortgages. Whilst the extremely benign credit conditions of the last few years are unlikely to continue they are not expected to deteriorate significantly. This, together with increased focus on arrears management and sound provisioning policies, should ensure that loan loss impairment provisions will not increase markedly.

Capital efficiency will continue to benefit from further sales of securitisation reserve fund risk and in the future by the reduction in capital risk weightings under Basle II.

Our business model remains on track to deliver all of our strategic targets in terms of asset and profit growth, returns on equity and cost efficiency. This will benefit employees, customers and shareholders.

NORTHERN ROCK PLC

ANNUAL RESULTS

YEAR ENDED 31 DECEMBER 2005

STATUTORY INFORMATION

THIS PAGE LEFT INTENTIONALLY BLANK

NORTHERN ROCK GROUP ANNUAL RESULTS

FINANCIAL HIGHLIGHTS - STATUTORY

Key Performance Figures	**2005**	**2004**
	£m	**£m**
Gross lending	26,879	23,342
Net lending	14,555	12,932
Net retail funding	2,809	896
Securitisation issues	13,464	11,122
Covered bond issue	2,378	1,341
Net non-retail funding	2,317	2,770

Key Ratios – Balance Sheet	**%**	**%**
Balance sheet growth	27.5	24.9
Growth in risk weighted assets	14.2	17.3
Total capital ratio	12.3	14.0
Tier 1 ratio	7.7	8.7

Key Ratios – Income and Expense	**%**	**%**
Total income : mean risk weighted assets	3.34	3.37
Interest margin	1.03	0.82
Cost to income ratio	30.2	30.4
Cost to mean asset ratio	0.34	0.37
Impairment charge as % of mean advances to customers	0.09	0.10
Pre tax profit growth	13.5	n/a
Effective tax rate	29.3	28.9
Post tax profit growth	12.9	n/a
Attributable profit growth	(2.8)	n/a
Post tax return on mean equity	19.3	21.6
Post tax return on mean risk weighted assets	1.22	1.45
Post tax return on mean assets	0.41	0.53

Shareholder Information	**p/share**	**p/share**
Earnings per share	72.5	74.9
Growth in earnings per share (%)	(3.2)	n/a
Dividend per share – interim paid and final proposed	30.1	26.5
Growth in dividend per share (%)	13.6	13.7

Notes

1. 2004 ratios have been restated to reflect the impact of IFRS. Profit growth ratios for 2004 have not been calculated as 2003 results have not been restated under IFRS.

2. Balance sheet growth in 2005 represents the growth in balance sheet assets between 31 December 2004 and 31 December 2005.

3. Post tax returns are calculated by reference to profit attributable to equity shareholders.

NORTHERN ROCK GROUP ANNUAL RESULTS

FINANCIAL INFORMATION

STATUTORY CONSOLIDATED INCOME STATEMENT

	Note	2005 (Unaudited) £m	2004 (Unaudited) £m
Interest and similar income		4,056.7	2,989.4
Interest expense and similar charges		(3,304.4)	(2,522.5)
Net interest income	4	752.3	466.9
Fee and commission income		157.0	305.1
Fee and commission expense		(28.9)	(64.5)
Other operating income		0.9	11.7
		129.0	252.3
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	(56.4)	-
Total income	3	824.9	719.2
Administrative expenses		(226.1)	(200.1)
Depreciation and amortisation		(23.3)	(18.2)
Covenant to The Northern Rock Foundation		(24.7)	(21.6)
Operating expenses	6	(274.1)	(239.9)
Impairment losses on loans and advances	8	(56.6)	(48.5)
Impairment of fixed asset investments		-	4.5
Profit before taxation		494.2	435.3
Income tax expense		(144.9)	(125.8)
Profit for the year		349.3	309.5
Attributable to:			
Appropriations		48.6	-
Profit attributable to equity shareholders		300.7	309.5
Total		349.3	309.5
Earnings per share	11		
Basic earnings per share		72.5p	74.9p
Diluted earnings per share		72.0p	74.3p

Details of dividends are set out in note 10.

STATUTORY CONSOLIDATED BALANCE SHEET

	Note	2005 (Unaudited) £m	2004 (Unaudited) £m
Assets			
Cash and balances at central banks		69.2	65.3
Derivative financial instruments		1,449.8	-
Loans and advances to banks		5,073.8	3,674.2
Loans and advances to customers	13	70,239.9	54,768.8
Available for sale securities			
Investment securities		5,377.1	-
Debt securities		-	4,742.2
Equity shares and other variable yield securities		-	575.6
Intangible assets		78.2	73.1
Property, plant and equipment		180.6	170.5
Deferred income tax asset		57.5	14.1
Other assets		52.9	78.2
Prepayments and accrued income		129.5	718.9
Total assets		82,708.5	64,880.9
Liabilities			
Deposits by banks		1,536.8	1,201.6
Customer accounts	15	23,672.6	20,393.7
Derivative financial instruments		846.1	-
Debt securities in issue			
Securitised notes		31,156.4	22,089.9
Covered bonds	14	3,830.4	1,339.0
Other		17,147.8	15,435.3
Other liabilities		93.8	76.1
Current taxation liabilities		43.3	60.0
Accruals and deferred income		706.3	679.5
Provisions for liabilities and charges		54.4	52.5
Subordinated liabilities		785.3	1,515.7
Reserve capital instruments		-	300.0
Tier one notes		223.9	200.0
		80,097.1	63,343.3
Equity			
Shareholders' funds			
Called up share capital		123.9	123.9
Share premium account		6.8	6.8
Capital redemption reserve		7.3	7.3
Other reserves	17	11.1	(2.0)
Retained earnings		1,426.5	1,401.6
Total equity attributable to equity shareholders		1,575.6	1,537.6
Non shareholders' funds			
Reserve capital instruments		299.3	-
Subordinated notes		736.5	-
Total non shareholders' funds		1,035.8	-
Total equity		2,611.4	1,537.6
Total equity and liabilities		82,708.5	64,880.9

STATUTORY CONSOLIDATED CASHFLOW STATEMENT

	2005 (Unaudited) £m	2004 (Unaudited) £m
Net cash inflow from operating activities		
Profit before taxation	494.2	435.3
Adjusted for:		
Depreciation and amortisation	23.3	18.2
Impairment losses on loans and advances to customers	56.6	48.5
Other non cash movements	(303.9)	29.8
	270.2	531.8
Changes in operating assets		
Deposits held for regulatory or monetary control purposes	(2.0)	(6.5)
Loans and advances	(14,540.4)	(12,275.0)
Derivative financial instruments	(603.7)	-
Changes in other assets	545.7	(230.5)
	(14,600.4)	(12,512.0)
Changes in operating liabilities		
Net increase in debt securities in issue	13,270.4	10,953.9
Deposits from other banks	335.2	(199.5)
Due to customers	3,286.7	1,568.6
Other liabilities	(10.4)	(8.5)
Accruals and deferred income	49.7	83.1
Subordinated liabilities	-	396.1
Income taxes paid	(109.8)	(106.0)
	16,821.8	12,687.7
Cashflows from investing activities		
Net investment in intangible assets and property plant and equipment	(38.5)	(48.1)
Purchase of securities	(6,465.0)	(9,653.9)
Proceeds from sale and redemption of securities	6,108.4	8,900.9
	(395.1)	(801.1)
Cashflows from financing activities		
Equity dividends paid	(113.8)	(100.6)
Appropriations (including tax of £20.8 million)	(69.4)	-
	(183.2)	(100.6)
Net increase / (decrease) in cash and cash equivalents	1,913.3	(194.2)
Opening cash and cash equivalents	3,357.8	3,552.0
Closing cash and cash equivalents	5,271.1	3,357.8

THIS PAGE LEFT INTENTIONALLY BLANK

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Year ended 31 December 2004									
Profit for the year		-	-	-	-	309.5	309.5	-	309.5
Actuarial gains and losses	17	-	-	-	(2.0)	-	(2.0)	-	(2.0)
Total recognised income and expense for the year		-	-	-	**(2.0)**	**309.5**	**307.5**	-	**307.5**
Note – reconciliation of movements in equity									
Total recognised income and expense for the year		-	-	-	**(2.0)**	**309.5**	**307.5**	-	**307.5**
Dividends	10	-	-	-	-	(100.6)	(100.6)	-	(100.6)
Movement in own shares	16	-	-	-	-	8.9	8.9	-	8.9
Balance at 31 December 2003		123.9	6.8	7.3	-	1,183.8	1,321.8	-	1,321.8
Balance at 31 December 2004		**123.9**	**6.8**	**7.3**	**(2.0)**	**1,401.6**	**1,537.6**	-	**1,537.6**

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Year ended 31 December 2005									
Profit for the year		-	-	-	-	300.7	300.7	48.6	349.3
Changes in valuation of available for sale investments, net of tax	17	-	-	-	15.6	-	15.6	-	15.6
Net profits on disposal transferred to net income, net of tax	17	-	-	-	(16.6)	-	(16.6)	-	(16.6)
Net change in cash flow hedges, net of tax	17	-	-	-	(8.8)	-	(8.8)	-	(8.8)
Actuarial gains and losses	17	-	-	-	(12.9)		(12.9)	-	(12.9)
		-	-	-	(22.7)	300.7	278.0	48.6	326.6
Adoption of IAS 32 and IAS 39 – fair value adjustments		-	-	-	35.8	(179.7)	(143.9)	-	(143.9)
Total recognised income and expense for the year		-	-	-	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Note – reconciliation of movements in equity									
Total recognised income and expense for the year		-	-	-	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Adoption of IAS 32 and IAS 39 – debt / equity reclassifications		-	-	-	-	-	-	1,035.8	1,035.8
Dividends	10	-	-	-	-	(113.8)	(113.8)	-	(113.8)
Appropriations		-	-	-	-	-	-	(48.6)	(48.6)
Movement in own shares	16	-	-	-	-	17.7	17.7	-	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.6	1,537.6	-	1,537.6
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**11.1**	**1,426.5**	**1,575.6**	**1,035.8**	**2,611.4**

NOTES TO THE STATUTORY RESULTS

1. Basis of Preparation

The 2005 Preliminary Results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005. The accounting policies adopted for use in the preparation of the 2005 Preliminary Results and for the 2005 Annual Financial Statements were included in the Interim Results released on 28 July 2005. The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

2. Underlying Results

Underlying results for 2005 are reconciled to the IFRS statutory results in the following table.

	Profit before taxation £m	Profit for the year £m	Profit attributable to equity shareholders £m
IFRS statutory results	494.2	349.3	300.7
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 5)	10.9	10.9	10.9
Impact of covenant to The Northern Rock Foundation	(0.5)	(0.5)	(0.5)
Associated taxation		(3.0)	(3.0)
Underlying results	504.6	356.7	308.1

Underlying results include the interest related fair value movements on forward exchange contracts and exclude the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

3. Total Income

	2005 £m	2004 £m
Reported total income	824.9	719.2
Adjustment:		
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 5)	10.9	
Underlying total income	835.8	
Mean total assets	73,794.7	58,414.7
Mean total assets (underlying)	72,968.8	n/a
Mean risk weighted assets	24,663.4	21,336.7
Underlying total income : mean total assets (underlying)	1.15%	n/a
Underlying total income : mean risk weighted assets	3.39%	n/a
Total income : mean total assets	1.12%	1.23%
Total income : mean risk weighted assets	3.34%	3.37%

Underlying total income includes the interest related fair value movements on forward exchange contracts and excludes the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

Underlying total assets exclude the effect of fair value adjustments.

4. Net Interest Income

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. For assets denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument. Average balances have been calculated on a monthly basis.

Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For assets and liabilities denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

4. Net Interest Income (continued)

	2005 £m	2004 £m
Interest income		
Secured advances	3,220.2	2,303.4
Other lending	337.0	323.5
Investment securities and deposits	499.5	362.5
	4,056.7	2,989.4
Interest expense		
Retail customer accounts	841.7	689.7
Other deposits and loans	2,398.7	1,714.5
Subordinated liabilities	53.7	85.5
Reserve capital instruments	(3.7)	19.8
Tier one notes	14.0	13.0
Interest expense as reported	3,304.4	2,522.5
Interest implicit in forward foreign exchange contracts	45.5	
Underlying interest expense	3,349.9	
Net interest income as reported	752.3	466.9
Underlying net interest income	706.8	
Average interest earning assets excluding fair value adjustments	72,730.0	57,071.3
Average interest bearing liabilities excluding fair value adjustments	70,250.7	56,008.9
Underlying interest margin	0.97%	n/a
Underlying interest spread	0.81%	n/a
Interest margin as reported	1.03%	0.82%
Interest spread as reported	0.87%	0.73%

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract. The remainder of the contract is the difference between the full fair value of the contract and the interest element of the contract and represents the currency fair value element of the contract.

The full fair value of foreign exchange contracts, including both the interest and currency elements, is included in "Net hedge ineffectiveness and other unrealised fair value gains and losses" in the statutory results (note 5).

Included within interest income is an adjustment of £3.3m with respect to the unwind of the discount included in the impairment allowance under IFRS.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

5. Net Hedge Ineffectiveness and Other Unrealised Fair Value Gains and Losses

	2005 £m	2004 £m
Fair value movements of future cashflows excluding interest flows on non-hedging derivatives	1,675.6	-
Translation gains and losses on underlying instruments	(1,693.7)	-
	(18.1)	-
Net hedge ineffectiveness excluding interest flows on fair value hedges	(38.3)	-
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	-
Interest implicit in forward exchange contracts (note 4)	45.5	-
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses	(10.9)	-

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency assets and wholesale funding recorded at amortised cost and instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which no longer meet the hedge accounting criteria and consequently have been de-designated.

The fair value movements of future cashflows excluding interest flows on such derivatives are separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the revaluation from foreign currency into sterling. The deemed interest flows on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest flows on fair value hedges represents the difference between changes in the fair value of future cashflows excluding interest flows of the hedging derivatives and the changes in the fair value of future cashflows excluding interest flows of the underlying hedged items.

6. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation are as follows:

	2005 £m	2004 £m
Staff costs	144.5	119.6
Other expenses	81.6	80.5
Depreciation and amortisation	23.3	18.2
Total operating expenses	249.4	218.3

The average number of persons employed by the Group was as follows:

	2005	2004
Full time	4,569	3,916
Part time	1,210	1,064

NOTES TO THE STATUTORY RESULTS (CONTINUED)

7. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

	Mortgage incentives £m	Fees receivable £m	Fees payable £m
Balance at 1 January 2004	236.9	(13.2)	108.4
Amounts charged / paid	482.5	-	112.5
Released in the year	(440.1)	5.3	(37.1)
Balance at 31 December 2004	279.3	(7.9)	183.8
Balance at 31 December 2004	279.3	(7.9)	183.8
Adoption of IAS 39	33.5	(230.3)	(29.5)
Balance at 1 January 2005	312.8	(238.2)	154.3
Amounts charged / paid	637.2	(212.3)	132.4
Released in the year	(531.6)	158.5	(95.3)
Balance at 31 December 2005	418.4	(292.0)	191.4

8. Impairment Losses on Loans and Advances

	2005 £m	2004 £m
Impairment charge:		
Secured on residential property	7.0	(0.5)
Secured commercial	(7.1)	0.7
Unsecured	56.7	48.3
Total impairment charge	56.6	48.5
% of mean advances to customers	0.09%	0.10%

	2005 £m	2004 £m
Impairment allowance		
Secured on residential property	32.5	36.3
Secured commercial	4.7	12.2
Unsecured	87.1	78.4
Total impairment allowance	124.3	126.9
% of year end advances to customers	0.18%	0.23%

NOTES TO THE STATUTORY RESULTS (CONTINUED)

9. Residential Mortgage Arrears

	2005		2004	
	Cases	%	Cases	%
3 – 6 months	2,035	0.31	1,695	0.29
Over 6 – 12 months	540	0.08	422	0.07
Over 12 months	16	-	18	0.01
Total	2,591	0.39	2,135	0.37

10. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2005 pence per share	2004 pence per share
2003 final dividend	-	15.8
2004 interim dividend	-	8.5
2004 final dividend	18.0	-
2005 interim dividend	9.4	-
	27.4	24.3

The proposed final dividend in respect of 2005 amounts to 20.7 pence per share (£86.4 million). These Annual Results do not reflect this dividend payable.

	2005 £m	2004 £m
2003 final dividend	-	66.2
2004 interim dividend	-	35.2
2004 final dividend	74.7	-
2005 interim dividend	39.2	-
Less paid to ESOP trusts	(0.1)	(0.8)
	113.8	100.6

NOTES TO THE STATUTORY RESULTS (CONTINUED)

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on ordinary activities attributable to equity shareholders (see note 2) are as follows:

	2005	2004
Weighted average number of shares in issue	414.6m	413.0m
Basic EPS	72.5p	74.9p
Underlying EPS	74.3p	n/a

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of shares in issue	417.9m	416.6m
Diluted EPS	72.0p	74.3p
Underlying diluted EPS	73.7p	n/a

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.3 million (31 December 2004: 3.6 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

12. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each year.

	2005 %	2004 %
Type of lending		
Fixed rate (long term – over 2 years)	29	8
Fixed rate (short term – up to and including 2 years)	25	46
Discount	8	16
Cashback	1	1
Together	29	21
Lifetime	1	2
Buy to Let	7	6
Type of customer		
First time buyer	24	21
Next time buyer	39	42
Remortgage	37	37
Geographic spread		
North	15	15
Scotland	10	10
Midlands	25	24
South	50	51

NOTES TO THE STATUTORY RESULTS (CONTINUED)

13. Loans and Advances to Customers

	2005 £m	2004 £m
Advances secured on residential property not subject to securitisation	24,064.5	27,000.7
Advances secured on residential property subject to securitisation	38,356.3	21,661.1
Advances secured on residential property	62,420.8	48,661.8
Commercial secured advances not subject to securitisation	743.5	1,278.1
Commercial secured advances subject to securitisation	779.8	238.4
Total other secured advances	1,523.3	1,516.5
Unsecured loans not subject to securitisation	5,788.6	4,581.4
Unsecured investment loans	507.2	9.1
	70,239.9	54,768.8

14. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £4,686.1 million of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £3,830.4 million (31 December 2004 - £1,339.0 million). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

15. Analysis of Customer Accounts

	2005 £m	2004 £m
Branch accounts	5,114.7	3,084.4
Postal accounts	8,714.3	7,554.5
Internet accounts	2,047.9	2,503.4
Offshore accounts	2,965.4	2,499.4
Telephone accounts	698.6	896.3
Legal & General branded accounts	563.5	752.2
Total retail balances	20,104.4	17,290.2
Other customer accounts	3,568.2	3,103.5
	23,672.6	20,393.7

NOTES TO THE STATUTORY RESULTS (CONTINUED)

16. Own Shares

The credit to retained earnings in respect of movements on own shares for the year is as follows:

	2005 £m	2004 £m
Employee share schemes - value of employee services	10.8	7.9
Cash received on exercise of employee options and for other employee share plans	16.3	3.4
Tax impact of share based payments	0.8	3.6
Purchase of shares	(10.2)	(6.0)
	17.7	8.9

17. Other Reserves

Other reserves comprise:

	2005 £m	2004 £m
Revaluation reserve – available-for-sale investments (a)	26.0	-
Hedging reserve – cash flow hedges (b)	-	-
Pension reserve (c)	(14.9)	(2.0)
	11.1	(2.0)

Movements in reserves are as follows:

(a) Revaluation reserve – available-for-sale investments

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	27.0
Balance at 1 January 2005	27.0
Net gains from changes in fair value	21.3
Associated deferred income taxes	(5.7)
Net profits on disposal transferred to net income	(23.5)
Associated deferred income taxes	6.9
Balance at 31 December 2005	26.0

(b) Hedging reserve – cash flow hedges

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	8.8
Balance at 1 January 2005	8.8
Net losses from changes in fair value	(12.5)
Associated deferred income taxes	3.7
Balance at 31 December 2005	-

NOTES TO THE STATUTORY RESULTS (CONTINUED)

17. Other Reserves (continued)

(c) Pension reserve

	£m
Balance at 31 December 2004	(2.0)
Total loss recognised in the Statement of Recognised Income and Expense in the year	(18.5)
Associated income taxes	5.6
Balance at 31 December 2005	(14.9)

18. Capital Structure

	2005 £m	2004 £m
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Retained earnings	1,426.5	1,401.6
Pension scheme	23.1	34.8
Reserve capital instruments	299.3	300.0
Tier one notes	223.9	200.0
Goodwill and intangible assets	(78.2)	(73.1)
Total Tier 1 capital	2,032.6	2,001.3
Upper Tier 2		
Perpetual subordinated debt	736.5	746.4
Collectively assessed impairment allowances	119.0	83.1
Total Upper Tier 2 capital	855.5	829.5
Lower Tier 2		
Term subordinated debt	785.3	769.3
Total Tier 2 capital	1,640.8	1,598.8
Deductions	(449.8)	(374.7)
Total capital	3,223.6	3,225.4
Risk weighted assets	26,295.9	23,030.9
Tier 1 ratio (%)	7.7%	8.7%
Total capital (%)	12.3%	14.0%

19. Dividend

The relevant dates for the 2005 final dividend are as follows:

Ex dividend date	26 April 2006
Record date	28 April 2006
Payment date	26 May 2006

NOTES TO THE STATUTORY RESULTS (CONTINUED)

20. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2004 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 26 January 2006. The report will also be available on the Northern Rock website www.northernrock.co.uk from 8.30am on 25 January 2006.

A presentation of the results will be given by directors on the morning of the results announcement. A live web cast of the presentation will be available on the Northern Rock website on 25 January 2006 from 9.30am. A recording of this web cast will subsequently be available on the Northern Rock website from 3.00 pm on 25 January 2006.

21. Significant Accounting Policies

The Group's key accounting policies under IFRS which differ from UK GAAP will be included in the full 2005 Annual Financial Statements and were set out in the Interim Results for the 6 months ended 30 June 2005 issued on 28 July 2005. Copies of the Interim Results are available on the Group's website at www.northernrock.co.uk.

22. Reconciliations Between IFRS and UK GAAP

Full details of the impact of the Group's implementation of IFRS will be included in the full 2005 Annual Financial Statements and were published in the Group's Interim Results for the 6 months ended 30 June 2005 issued on 28 July 2005. Copies of the Interim Results are available on the Group's website at www.northernrock.co.uk.

NOTES TO THE STATUTORY RESULTS (CONTINUED)

Contacts

City Contacts

Bob Bennett
Group Finance Director
0191 279 4366

Dave Jones
Deputy Finance Director
0191 279 4474

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Assistant Director - PR
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

NORTHERN ROCK PLC

ANNUAL RESULTS

YEAR ENDED 31 DECEMBER 2005

PROFORMA INFORMATION

In order to aid comparability of the 2005 results with those of 2004, the following pages show the 2004 results on a proforma basis, incorporating to the extent described in detail on page 48, the impact of IFRS. In particular, the proforma results include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity but excludes the effects of hedge accounting under IFRS, which differs from that applied under UK GAAP.

The 2005 statutory results include the full effects of the introduction of fair value and hedge accounting following the introduction of IAS 32 and IAS 39 with effect from 1 January 2005. Certain elements of the results for 2005 are also presented excluding the effects of fair value volatility and hedge ineffectiveness to provide management's view of the underlying performance of the Group.

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NORTHERN ROCK GROUP ANNUAL RESULTS

FINANCIAL HIGHLIGHTS – PROFORMA

Key Performance Figures	2005 Statutory/ Proforma	2005 Underlying	2004 Proforma
	£m	£m	£m
Gross lending	26,879	26,879	23,342
Net lending	14,555	14,555	12,932
Net retail funding	2,809	2,809	896
Securitisation issues	13,464	13,464	11,122
Covered bond issue	2,378	2,378	1,341
Net non-retail funding	2,317	2,317	2,770
Key Ratios – Balance Sheet	%	%	%
Balance sheet growth	27.8	24.9	24.9
Growth in risk weighted assets	15.5	15.1	17.1
Total capital ratio	12.3	12.3	13.5
Tier 1 ratio	7.7	7.7	8.0
Key Ratios – Income and Expense	%	%	%
Total income : mean risk weighted assets	3.36	3.41	3.43
Interest margin	1.03	0.97	1.07
Cost to income ratio	30.2	29.8	29.9
Cost to mean asset ratio	0.34	0.34	0.37
Impairment charge as % of mean advances to customers	0.09	0.09	0.10
Pre tax profit growth	11.9	14.3	n/a
Effective tax rate	29.3	29.3	28.9
Post tax profit growth	11.3	13.7	n/a
Attributable profit growth	10.9	13.6	n/a
Post tax return on mean equity	20.3	20.8	20.9
Post tax return on mean risk weighted assets	1.23	1.26	1.29
Post tax return on mean assets	0.41	0.42	0.47
Shareholder Information	p/share	p/share	p/share
Earnings per share	72.5	74.3	65.7
Growth in earnings per share (%)	10.4	13.1	n/a
Dividend per share – interim paid and final proposed	30.1	30.1	26.5
Growth in dividend per share (%)	13.6	13.6	13.7

Notes

1. 2005 underlying ratios are based upon underlying results (note 2), underlying total income (note 3) and underlying net interest income (note 4).

2. 2004 ratios have been restated to reflect the impact of IFRS. Profit growth ratios for 2004 have not been calculated as 2003 results have not been restated under IFRS.

3. Balance sheet growth in 2005 represents the growth in balance sheet assets between 31 December 2004 and 31 December 2005. Underlying balance sheet growth excludes the impact of fair value adjustments.

4. Post tax returns are calculated by reference to profit attributable to equity shareholders.

FINANCIAL INFORMATION

PROFORMA CONSOLIDATED INCOME STATEMENT

	Note	2005 (Unaudited) £m Statutory	2005 (Unaudited) £m Underlying	2004 (Unaudited) £m Proforma
Interest and similar income		4,056.7	4,056.7	3,074.3
Interest expense and similar charges		(3,304.4)	(3,349.9)	(2,461.6)
Net interest income	4	752.3	706.8	612.7
Fee and commission income		157.0	157.0	127.7
Fee and commission expense		(28.9)	(28.9)	(17.1)
Other operating income		0.9	0.9	1.2
		129.0	129.0	111.8
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	(56.4)	-	-
Total income	3	824.9	835.8	724.5
Administrative expenses		(226.1)	(226.1)	(198.7)
Depreciation and amortisation		(23.3)	(23.3)	(18.2)
Covenant to The Northern Rock Foundation		(24.7)	(25.2)	(22.1)
Operating expenses	6	(274.1)	(274.6)	(239.0)
Impairment losses on loans and advances	8	(56.6)	(56.6)	(48.5)
Impairment of fixed asset investments		-	-	4.5
Profit before taxation		494.2	504.6	441.5
Income tax expense		(144.9)	(147.9)	(127.7)
Profit for the year		349.3	356.7	313.8
Attributable to:				
Appropriations		48.6	48.6	42.6
Profit attributable to equity shareholders		300.7	308.1	271.2
Total		349.3	356.7	313.8
Earnings per share	11			
Basic earnings per share				
Statutory / proforma		72.5p		65.7p
Underlying			74.3p	
Diluted earnings per share				
Statutory / proforma		72.0p		65.1p
Underlying			73.7p	

Details of dividends are set out in note 10.

NORTHERN ROCK GROUP ANNUAL RESULTS

PROFORMA CONSOLIDATED BALANCE SHEET

	Note	2005 (Unaudited) £m	2004 (Unaudited) £m
Assets			
Cash and balances at central banks		69.2	65.3
Derivative financial instruments		1,449.8	-
Loans and advances to banks		5,073.8	3,674.2
Loans and advances to customers	13	70,239.9	54,967.6
Available for sale securities			
Investment securities		5,377.1	-
Debt securities		-	4,742.2
Equity shares and other variable yield securities		-	575.6
Intangible assets		78.2	73.1
Property, plant and equipment		180.6	170.5
Deferred income tax asset		57.5	77.9
Other assets		52.9	78.2
Prepayments and accrued income		129.5	285.9
Total assets		82,708.5	64,710.5
Liabilities			
Deposits by banks		1,536.8	1,201.6
Customers accounts	15	23,672.6	20,393.7
Derivative financial instruments		846.1	-
Debt securities in issue			
Securitised notes		31,156.4	22,089.9
Covered bonds	14	3,830.4	1,339.0
Other		17,147.8	15,435.3
Other liabilities		93.8	76.6
Current taxation liabilities		43.3	60.0
Accruals and deferred income		706.3	657.3
Provisions for liabilities and charges		54.4	52.5
Subordinated liabilities		785.3	769.3
Reserve capital instruments		-	-
Tier one notes		223.9	200.0
		80,097.1	62,275.2
Equity			
Shareholders' funds			
Called up share capital		123.9	123.9
Share premium account		6.8	6.8
Capital redemption reserve		7.3	7.3
Other reserves	17	11.1	(2.0)
Retained earnings		1,426.5	1,252.9
Total equity attributable to equity shareholders		1,575.6	1,388.9
Non shareholders' funds			
Reserve capital instruments		299.3	300.0
Subordinated notes		736.5	746.4
Total non shareholders' funds		1,035.8	1,046.4
Total equity		2,611.4	2,435.3
Total equity and liabilities		82,708.5	64,710.5

PROFORMA CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Year ended 31 December 2004									
Profit for the year		-	-	-	-	271.2	271.2	42.6	313.8
Actuarial gains and losses	17				(2.0)	-	(2.0)	-	(2.0)
					(2.0)	271.2	269.2	42.6	311.8
Proforma adoption of IAS 32 and IAS 39 – fair value adjustments	19	-	-	-	-	(110.4)	(110.4)	-	(110.4)
Total recognised income and expense for the year		-	-	-	**(2.0)**	**160.8**	**158.8**	**42.6**	**201.4**
Note – reconciliation of movements in equity									
Total recognised income and expense for the year		-	-	-	**(2.0)**	**160.8**	**158.8**	**42.6**	**201.4**
Proforma adoption of IAS 32 and IAS 39 – debt / equity reclassifications		-	-	-	-	-	-	650.3	650.3
Dividends	10	-	-	-	-	(100.6)	(100.6)	-	(100.6)
Appropriations		-	-	-	-	-	-	(42.6)	(42.6)
Issue of non shareholders' funds		-	-	-	-	-	-	396.1	396.1
Movement in own shares	16	-	-	-	-	8.9	8.9	-	8.9
Balance at 1 January 2004		123.9	6.8	7.3	-	1,183.8	1,321.8	-	1,321.8
Balance at 31 December 2004		**123.9**	**6.8**	**7.3**	**(2.0)**	**1,252.9**	**1,388.9**	**1,046.4**	**2,435.3**

PROFORMA CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE AND NOTE OF CHANGES IN EQUITY

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Year ended 31 December 2005									
Profit for the year		-	-	-	-	300.7	300.7	48.6	349.3
Changes in valuation of available for sale investments, net of tax	17	-	-	-	15.6	-	15.6	-	15.6
Net profits on disposal transferred to net income, net of tax	17	-	-	-	(16.6)	-	(16.6)	-	(16.6)
Net change in cash flow hedges net of tax	17	-	-	-	(8.8)	-	(8.8)	-	(8.8)
Actuarial gains and losses	17	-	-	-	(12.9)	-	(12.9)	-	(12.9)
		-	-	-	(22.7)	300.7	278.0	48.6	326.6
Residual IFRS Proforma adjustments		-	-	-	35.8	(31.0)	4.8	(10.6)	(5.8)
Total recognised income and expense for the year		-	-	-	**13.1**	**269.7**	**282.8**	**38.0**	**320.8**
Note – reconciliation of movements in equity									
Total recognised income and expense for the year		-	-	-	**13.1**	**269.7**	**282.8**	**38.0**	**320.8**
Dividends	10	-	-	-	-	(113.8)	(113.8)	-	(113.8)
Appropriations		-	-	-	-	-	-	(48.6)	(48.6)
Movement in own shares	16	-	-	-	-	17.7	17.7	-	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,252.9	1,388.9	1,046.4	2,435.3
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**11.1**	**1,426.5**	**1,575.6**	**1,035.8**	**2,611.4**

NOTES TO THE PROFORMA RESULTS

1. Basis of Preparation

To enable a more meaningful presentation of results, in addition to the statutory comparatives for the 2004 accounts, proforma comparatives have been prepared and are set out on pages 44 to 57. These show how the 2004 results would have looked, assuming the full application of IAS 32, and the application of IAS 39 excluding the fair value accounting volatility. The Group has not shown the full impacts from all the IAS 39 accounting rules as hedges and financial assets to be fair valued were only designated and documented from 1 January 2005.

2. Underlying Results

Underlying results for 2005 are reconciled to the reported results in the following table.

	Profit before taxation £m	Profit for the year £m	Profit attributable to equity shareholders £m
Reported results	494.2	349.3	300.7
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 5)	10.9	10.9	10.9
Impact of covenant to The Northern Rock Foundation	(0.5)	(0.5)	(0.5)
Associated taxation		(3.0)	(3.0)
Underlying results	504.6	356.7	308.1

Underlying results include the interest related fair value movements on forward exchange contracts and exclude the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

NOTES TO THE PROFORMA RESULTS (CONTINUED)

3. Total Income

	2005 £m	2004 £m
Reported total income	824.9	724.5
Adjustment:		
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 5)	10.9	
Underlying total income	835.8	
Mean total assets	73,709.5	58,260.6
Mean total assets (underlying)	72,883.6	n/a
Mean risk weighted assets	24,530.3	21,100.1
Underlying total income : mean total assets (underlying)	1.15%	n/a
Underlying total income : mean risk weighted assets	3.41%	n/a
Reported total income : mean total assets	1.12%	1.24%
Reported total income : mean risk weighted assets	3.36%	3.43%

Underlying total income includes the interest related fair value movements on forward exchange contracts and excludes the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

Underlying total assets exclude the effect of fair value adjustments.

4. Net Interest Income

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. For assets denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument. Average balances have been calculated on a monthly basis.

Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For assets and liabilities denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument.

4. Net Interest Income (continued)

	2005 £m	2004 £m
Interest income		
Secured advances	3,220.2	2,397.5
Other lending	337.0	317.1
Investment securities and deposits	499.5	359.7
	4,056.7	3,074.3
Interest expense		
Retail customer accounts	841.7	689.7
Other deposits and loans	2,398.7	1,714.5
Subordinated liabilities	53.7	49.8
Reserve capital instruments	(3.7)	(5.4)
Tier one notes	14.0	13.0
Interest expense as reported	3,304.4	2,461.6
Interest implicit in forward foreign exchange contracts	45.5	
Underlying interest expense	3,349.9	
Net interest income as reported	752.3	612.7
Underlying net interest income	706.8	
Average interest earning assets excluding fair value adjustments	72,730.0	57,222.3
Average interest bearing liabilities excluding fair value adjustments	70,250.7	55,111.8
Underlying interest margin	0.97%	n/a
Underlying interest spread	0.81%	n/a
Interest margin as reported	1.03%	1.07%
Interest spread as reported	0.87%	0.91%

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract. The remainder of the contract is the difference between the full fair value of the contract and the interest element of the contract and represents the currency fair value element of the contract.

The full fair value of foreign exchange contracts including both the interest and currency elements is included in "Net hedge ineffectiveness and other unrealised fair value gains and losses" in the reported results (note 5).

Included within interest income is an adjustment of £3.3m with respect to the unwind of the discount included in the impairment allowance under IFRS.

NOTES TO THE PROFORMA RESULTS (CONTINUED)

5. Net Hedge Ineffectiveness and Other Unrealised Fair Value Gains and Losses

	2005 £m	2004 £m
Fair value movements of future cashflows excluding interest flows on non-hedging derivatives	1,675.6	-
Translation gains and losses on underlying instruments	(1,693.7)	-
	(18.1)	-
Net hedge ineffectiveness excluding interest flows on fair value hedges	(38.3)	-
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	-
Interest implicit in forward exchange contracts (note 4)	45.5	-
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses	(10.9)	-

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency assets and wholesale funding recorded at amortised cost and instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which no longer meet the hedge accounting criteria and consequently have been de-designated.

The fair value movements of future cashflows excluding interest flows on such derivatives are separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the revaluation from foreign currency into sterling. The deemed interest flows on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest flows on fair value hedges represents the difference between changes in the fair value of future cashflows excluding interest flows of the hedging derivatives and the changes in the fair value of future cashflows excluding interest flows of the underlying hedged items.

6. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation are as follows:

	2005 £m	2004 £m
Staff costs	144.5	119.6
Other expenses	81.6	79.1
Depreciation and amortisation	23.3	18.2
Total operating expenses	249.4	216.9

The average number of persons employed by the Group was as follows:

	2005	2004
Full time	4,569	3,916
Part time	1,210	1,064

NOTES TO THE PROFORMA RESULTS (CONTINUED)

7. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

	Mortgage incentives £m	Fees receivable £m	Fees payable £m
Balance at 1 January 2004	236.9	(13.2)	108.4
Adoption of IAS 39	2.9	(168.9)	(6.1)
	239.8	(182.1)	102.3
Amounts charged / paid	466.2	(184.5)	121.5
Released in the year	(393.2)	128.4	(69.5)
Balance at 31 December 2004	312.8	(238.2)	154.3

	Mortgage incentives £m	Fees receivable £m	Fees payable £m
Balance at 31 December 2004	312.8	(238.2)	154.3
Amounts charged / paid	637.2	(212.3)	132.4
Released in the year	(531.6)	158.5	(95.3)
Balance at 31 December 2005	418.4	(292.0)	191.4

8. Impairment Losses on Loans and Advances

	2005 £m	2004 £m
Impairment charge:		
Secured on residential property	7.0	(0.5)
Secured commercial	(7.1)	0.7
Unsecured	56.7	48.3
Total impairment charge	56.6	48.5
% of mean advances to customers	0.09%	0.10%

	2005 £m	2004 £m
Impairment allowance		
Secured on residential property	32.5	36.3
Secured commercial	4.7	12.2
Unsecured	87.1	78.4
Total impairment allowance	124.3	126.9
% of year end advances to customers	0.18%	0.23%

NOTES TO THE PROFORMA RESULTS (CONTINUED)

9. Residential Mortgage Arrears

	2005		2004	
	Cases	%	Cases	%
3 – 6 months	2,035	0.31	1,695	0.29
Over 6 – 12 months	540	0.08	422	0.07
Over 12 months	16	-	18	0.01
Total	2,591	0.39	2,135	0.37

10. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2005 pence per share	2004 pence per share
2003 final dividend	-	15.8
2004 interim dividend	-	8.5
2004 final dividend	18.0	-
2005 interim dividend	9.4	-
	27.4	24.3

The proposed final dividend in respect of 2005 amounts to 20.7 pence per share (£86.4 million). These Annual Results do not reflect this dividend payable.

	2005 £m	2004 £m
2003 final dividend	-	66.2
2004 interim dividend	-	35.2
2004 final dividend	74.7	-
2005 interim dividend	39.2	-
Less paid to ESOP trusts	(0.1)	(0.8)
	113.8	100.6

NOTES TO THE PROFORMA RESULTS (CONTINUED)

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on ordinary activities attributable to equity shareholders (note 2) are as follows:

	2005	2004
Weighted average number of shares in issue	414.6m	413.0m
Basic EPS	72.5p	65.7p
Underlying EPS	74.3p	n/a

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of shares in issue	417.9m	416.6m
Diluted EPS	72.0p	65.1p
Underlying diluted EPS	73.7p	n/a

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.3 million (31 December 2004: 3.6 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

12. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each year.

	2005 %	2004 %
Type of lending		
Fixed rate (long term – over 2 years)	29	8
Fixed rate (short term – up to and including 2 years)	25	46
Discount	8	16
Cashback	1	1
Together	29	21
Lifetime	1	2
Buy to Let	7	6
Type of customer		
First time buyer	24	21
Next time buyer	39	42
Remortgage	37	37
Geographic spread		
North	15	15
Scotland	10	10
Midlands	25	24
South	50	51

NOTES TO THE PROFORMA RESULTS (CONTINUED)

13. Loans and Advances to Customers

	2005 £m	2004 £m
Advances secured on residential property not subject to securitisation	24,064.5	27,192.3
Advances secured on residential property subject to securitisation	38,356.3	21,661.1
Advances secured on residential property	62,420.8	48,853.4
Commercial secured advances not subject to securitisation	743.5	1,270.6
Commercial secured advances subject to securitisation	779.8	238.4
Total other secured advances	1,523.3	1,509.0
Unsecured loans not subject to securitisation	5,788.6	4,596.1
Unsecured investment loans	507.2	9.1
	70,239.9	54,967.6

14. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £4,686.1 million of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £3,830.4 million (31 December 2004 - £1,339.0 million). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

15. Analysis of Customer Accounts

	2005 £m	2004 £m
Branch accounts	5,114.7	3,084.4
Postal accounts	8,714.3	7,554.5
Internet accounts	2,047.9	2,503.4
Offshore accounts	2,965.4	2,499.4
Telephone accounts	698.6	896.3
Legal & General branded accounts	563.5	752.2
Total retail balances	20,104.4	17,290.2
Other customer accounts	3,568.2	3,103.5
	23,672.6	20,393.7

16. Own Shares

The credit to retained earnings in respect of movements on own shares for the year is as follows:

	2005 £m	2004 £m
Employee share schemes - value of employee services	10.8	7.9
Cash received on exercise of employee options and for other employee share plans	16.3	3.4
Tax impact of share based payments	0.8	3.6
Purchase of shares	(10.2)	(6.0)
	17.7	8.9

17. Other Reserves

Other reserves comprise:

	2005 £m	2004 £m
Revaluation reserve – available-for-sale investments (a)	26.0	-
Hedging reserve – cash flow hedges (b)	-	-
Pension reserve (c)	(14.9)	(2.0)
	11.1	(2.0)

Movements in reserves are as follows:

(a) Revaluation reserve – available-for-sale investments

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	27.0
Balance at 1 January 2005	27.0
Net gains from changes in fair value	21.3
Associated deferred income taxes	(5.7)
Net profits on disposal transferred to net income	(23.5)
Associated deferred income taxes	6.9
Balance at 31 December 2005	26.0

(b) Hedging reserve – cash flow hedges

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	8.8
Balance at 1 January 2005	8.8
Net losses from changes in fair value	(12.5)
Associated deferred income taxes	3.7
Balance at 31 December 2005	-

17. Other Reserves (continued)

(c) Pension reserve

	£m
Balance at 31 December 2004	(2.0)
Total loss recognised in the Statement of Recognised Income and Expense in the year	(18.5)
Associated income taxes	5.6
Balance at 31 December 2005	(14.9)

18. Capital Structure

	2005 £m	2004 £m
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Retained earnings	1,426.5	1,252.9
Pension scheme	23.1	34.8
Reserve capital instruments	299.3	274.0
Tier one notes	223.9	200.0
Goodwill and intangible assets	(78.2)	(73.1)
Total Tier 1 capital	2,032.6	1,826.6
Upper Tier 2		
Perpetual subordinated debt	736.5	746.4
Reserve capital instruments	-	26.0
Collectively assessed impairment allowance s	119.0	83.1
Total Upper Tier 2 capital	855.5	855.5
Lower Tier 2		
Term subordinated debt	785.3	769.3
Total Tier 2 capital	1,640.8	1,624.8
Deductions	(449.8)	(374.7)
Total capital	3,223.6	3,076.7
Risk weighted assets	26,295.9	22,764.7
Tier 1 ratio (%)	7.7%	8.0%
Total capital (%)	12.3%	13.5%

19. Reconciliations Between Proforma IFRS and UK GAAP

Full details of the impact of the Group's implementation of IFRS will be included in the full 2005 Annual Financial Statements and were published in the Group's Interim Results for the 6 months ended 30 June 2005 issued on 28 July 2005. Copies of the Interim Results are available of the Group's website at www.northernrock.co.uk.

Contacts

City Contacts

Bob Bennett
Group Finance Director
0191 279 4366

Dave Jones
Deputy Finance Director
0191 279 4474

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Assistant Director - PR
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

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2006 SEP 21 A 9:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	07:00 20-Jun-06
Number	8498E

RNS Number:8498E
Northern Rock PLC
20 June 2006

northern rock

20 June 2006

Northern Rock plc - Publication of Prospectus

The following Prospectus has been approved by the UK Listing Authority and is available for viewing on the website of the London Stock Exchange plc:

Prospectus dated 19 June 2006 relating to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc

To view the full document, along with each document incorporated by reference, please paste the following URLs into the address bar of your browser.

Prospectus

www.rns-pdf.londonstockexchange.com/rns/8498e -2006-6-19.pdf

Annual Report and Accounts 2004 — See earlier in this Tab (15).

www.rns-pdf.londonstockexchange.com/rns/8498e 2-2006-6-19.pdf

Annual Report and Accounts 2005 — See Tab 4.

www.rns-pdf.londonstockexchange.com/rns/8498e 3-2006-6-19.pdf

Preliminary Results for the financial year ended 31 December 2005 — See earlier in this Tab (15).

www.rns-pdf.londonstockexchange.com/rns/8498e 4-2006-6-19.pdf

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority.

This Prospectus is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, the Prospectus on this website does not constitute an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

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northern rock

NORTHERN ROCK PLC

(incorporated with limited liability in England and Wales under the Companies Act 1985)

Senior/Subordinated Medium-Term Notes

Due Nine Months or More from Date of Issue

Northern Rock plc ("**Northern Rock**") may issue at various times up to US$20,000,000,000 aggregate principal amount outstanding at any time of Medium-Term Notes (the "**Notes**") denominated in US dollars or in other currencies or composite currencies. The Notes are being offered on a continuous basis to or through the Dealers named below only to institutional accredited investors and qualified institutional buyers as described in this Offering Circular under "Plan of Distribution". Northern Rock will agree with any Dealer as to the terms of the Notes to be issued. With respect to Notes to be listed on the Euro MTF market (the "**Euro MTF**"), a market regulated by the Luxembourg Stock Exchange, such terms will be set forth in a form of final terms set out herein, or where such terms differ significantly from the form of final terms set out herein, or are not otherwise contemplated thereby, in a form of securities note agreed to among the parties at that time and approved by the Luxembourg Stock Exchange or any applicable stock exchange. As used in this Offering Circular in relation to any listed Notes, the term "**Final Terms**" shall refer to include any and all such final terms or securities notes. For unlisted Notes, such terms shall be set forth in a form of pricing supplement in a form to be agreed by the parties (the "**Pricing Supplement**"). Unless otherwise provided in a Final Terms or Pricing Supplement, Notes may be issued with the following terms:

- **Maturity Date**: The Notes, other than Perpetual Subordinated Notes, will mature in nine months or more from the date of issue.
- **Status**: Each tranche of Notes may be issued as either Senior Notes or Subordinated Notes. Subordinated Notes may be issued with a stated maturity date ("**Dated Subordinated Notes**") or without a stated maturity date ("**Perpetual Subordinated Notes**"), each as further described in this Offering Circular.
- **Redemption or Repayment Option**: Notes, other than Perpetual Subordinated Notes, may be subject to redemption or repayment at the option of Northern Rock or at the option of the holder.
- **Interest Rate Basis**: The Notes will bear interest at either a fixed or a floating rate. The floating rate formula may be based on the CD Rate, CMT Rate, Commercial Paper Rate, Eleventh District Cost of Funds Rate, Federal Funds Rate, LIBOR, EURIBOR, Prime Rate, Treasury Rate, or such other basis as is described in an applicable Final Terms or Pricing Supplement, as the case may be. Each of those rates is described under "Description of the Notes" in this Offering Circular.
- **Other Features**: The Notes may also be issued as discount notes, indexed notes or amortizing notes.
- **Form**: Senior Notes will be issued as Global Notes in fully registered form without coupons or as fully registered Certificated Notes. Subordinated Notes will be issued as Global Notes in bearer form and will be represented by Global Receipts in fully registered form without coupons.
- **Denomination**: The Notes generally will have minimum denominations of US$100,000 and integral multiples of US$1,000 in excess of such minimum denomination (or the equivalent of such amount in other currencies).
- **Interest Payment Dates**: Northern Rock will pay interest on the Notes on the dates specified in the applicable Final Terms or Pricing Supplement, as the case may be.

See "Risk Factors" commencing on page 19 for a discussion of certain risks that you should consider prior to making an investment in the Notes. The applicable Final Terms or Pricing Supplement, as the case may be, may describe additional risks you should consider.

Application has been made to the Luxembourg Stock Exchange for certain Notes issued under Northern Rock's US$20,000,000,000 Senior/Subordinated Medium-Term Note Program (the "**Program**") during the twelve months from the date of this Offering Circular to be listed on the Euro MTF and, consequently, this Offering Circular may be used for the purposes of listing Notes issued under the Program on the Euro MTF during such twelve-month period. This Offering Circular constitutes a base prospectus for the purposes of listing Notes on the Luxembourg Stock Exchange and trading Notes on the Euro MTF. It is generally anticipated that Senior Notes will be unlisted and that Subordinated Notes will be listed.

The Notes have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws, and are being offered only to institutional investors that qualify as Accredited Investors (as defined in rule 501(a) under the Securities Act), to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act) or in other transactions exempt from registration in accordance with Regulation S under the Securities Act and, in each case, in compliance with applicable securities laws.

Each initial and subsequent purchaser of a Note will be deemed, by its acceptance or purchase thereof, to have made certain acknowledgements, representations and agreements intended to restrict the resale or other transfer of such Note, as described in this Offering Circular, and, in connection therewith, may be required to provide confirmation of its compliance with such resale or other transfer restrictions in certain cases. See "Notice to Investors".

The Notes are offered on a continuing basis by Northern Rock to or through the Dealers. One or more Dealers may purchase Notes, as principal, from Northern Rock for resale to investors and other purchasers at varying prices relating to prevailing market prices as determined by any such Dealer at the time of resale or, if so agreed, at a fixed offering price. In addition, if agreed to by Northern Rock and a Dealer, such Dealer may utilize its reasonable efforts on an agency basis specified in the applicable Final Terms or Pricing Supplement, as the case may be. Northern Rock reserves the right to withdraw, cancel or modify the offering contemplated hereby without notice. Northern Rock, or a Dealer if it solicits an offer on an agency basis, may reject any offer to purchase Notes in whole or in part. See "Plan of Distribution".

Merrill Lynch & Co.

Citigroup

Lehman Brothers

Morgan Stanley

The date of this Offering Circular is July 18, 2006

TABLE OF CONTENTS

No dealer, salesman or other person has been authorized to give any information or make any representation other than those contained in this Offering Circular and any amendment or supplement to this Offering Circular and, if given or made, such information or representation must not be relied upon as having been so authorized. This Offering Circular and any amendment or supplement to this Offering Circular do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Offering Circular or any amendment or supplement to this Offering Circular nor any sale made under this Offering Circular shall, under any circumstances, create any implication that there has been no change in the affairs of Northern Rock since the date of this Offering Circular or any such amendment or supplement or that the information contained in this Offering Circular or in any such amendment or supplement is correct as of any time subsequent to the date of such information.

Northern Rock accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of Northern Rock (which has taken all reasonable care to ensure that such is the case), the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

IMPORTANT INFORMATION

Neither this Offering Circular nor any Final Terms nor any Pricing Supplement, as the case may be, constitutes an offer of, or an invitation by or on behalf of Northern Rock or by or on behalf of any Dealer to subscribe for or purchase, any of the Notes in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The distribution of this Offering Circular or any Final Terms or any Pricing Supplement, as the case may be, and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular or any Final Terms or any Pricing Supplement, as the case may be, comes are required by the Dealers and Northern Rock to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering, sale and resale of the Notes, see "Plan of Distribution".

Each initial and subsequent purchaser of a Note will be deemed, by its acceptance or purchase of a Note, to have made certain acknowledgements, representations and agreements to and with Northern Rock and any applicable Dealer intended to restrict the resale or other transfer of such Note, as described in this Offering Circular, and, in connection therewith, may be required to provide confirmation of its compliance with such resale or other transfer restrictions in certain cases. See "Notice to Investors".

The information contained in this Offering Circular relating to Northern Rock was obtained from Northern Rock, and no assurance can be given by the Dealers as to the accuracy or completeness of such information. The Dealers make no representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this Offering Circular. None of the information contained in this Offering Circular is, or should be relied upon as a promise or representation by the Dealers. In making an investment decision, investors must rely on their own examinations of Northern Rock and the terms of the offering, including the merits and risks involved.

All inquiries relating to Northern Rock, this Offering Circular and the offering contemplated herein should be directed to the Dealers.

Any purchaser of Notes must be able to bear the economic risk of an investment in such Notes for an indefinite period of time because the Notes have not been registered under the Securities Act. There is no undertaking to register the Notes under the Securities Act and they cannot be resold unless they are subsequently registered thereunder or an exemption from registration is available (including the exemption provided for in Rule 144A under the Securities Act).

The Notes have not been recommended by the US Securities and Exchange Commission (the "Securities and Exchange Commission"), any state securities commission or any other regulatory authority. Furthermore, the foregoing authorities have not passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offense.

This Offering Circular is submitted to a limited number of institutional accredited investors and qualified institutional buyers for informational use solely in connection with the consideration of the purchase of the Notes. Its use for any other purpose is not authorized. This Offering Circular may not be copied or reproduced in whole or in part nor may it be distributed or any of its contents disclosed to anyone other than the prospective investors to whom it is submitted. This Offering Circular may only be used for the purposes of which it has been published.

Neither the Dealers nor Northern Rock are making any representation to any offeree or purchaser of the Notes described herein regarding (a) the legality of investment therein by such offeree or purchaser under applicable legal investment or similar laws or regulations, or (b) the consequences of investment therein under United States federal tax laws or other taxation statutes. Prospective purchasers should consult with their own advisors as to issues of legal investment or taxation.

No person is authorized to give any information or to make any representation not contained in this Offering Circular and any information or representation not contained herein must not be relied upon as having been authorized by or on behalf of Northern Rock or the Dealers. The delivery of this Offering Circular at any time does not imply that the information herein is correct at any time subsequent to its date.

Northern Rock will, at the specified offices of the Paying Agents (as defined under "Description of the Notes"), provide, free of charge, upon the written request therefor, a copy of this Offering Circular (or any document incorporated by reference therein). Written requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In connection with the issue and distribution of any tranche of Notes, the Dealer (if any) disclosed as stabilising manager in the applicable Final Terms or Pricing Supplement, as the case may be, or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Series (as defined herein) of which such tranche forms part at a level higher than that which might otherwise prevail for a limited period in accordance with applicable laws and regulations. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

FOR NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

FORWARD-LOOKING STATEMENTS

This Offering Circular includes forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) expectations of drivers of net interest income, total income, profit, earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios; (ii) statements of plans, objectives or goals of Northern Rock or its management for future operations, including those related to products or services; (iii) statements of future economic performance, including in particular any such statements included under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "aims," and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Northern Rock has based any forward-looking statements herein on current expectations and projections about uncertain future events. Forward-looking statements are subject to risks, uncertainties and assumptions about Northern Rock. Although Northern Rock believes that the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are reasonable, Northern Rock cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- inflation, interest rates, exchange rates, and market and monetary fluctuations;
- the effects of, and changes in, laws, regulations and government policy;
- the effects of competition in the geographic and business areas in which Northern Rock conducts operations;
- changes in consumer spending, saving and borrowing habits in the United Kingdom and in regions in which Northern Rock conducts operations;
- changes in the UK housing market, in the UK residential mortgage market and the UK retail deposit market;
- the effects of changes in taxation or accounting standards or practices;
- the ability to increase market share and control expenses;
- the timely development of and acceptance of new products and services of Northern Rock and the perceived overall value of these products and services by users;
- acquisitions, disposals and any other strategic transactions;
- the continued ability of Northern Rock to access wholesale funding sources and to further securitize loans;
- technological changes including those affecting European Economic and Monetary Union compliance; and
- Northern Rock's success at managing the risks of the foregoing.

Northern Rock cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular may not occur.

OFFERING OF MEDIUM-TERM NOTES

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated (collectively, the "**Dealers**") have been appointed by Northern Rock as Dealers for the offering from time to time of the Notes. The Notes will be limited to US$20,000,000,000 aggregate principal amount (or the equivalent of that amount in one or more other currencies or composite currencies) outstanding at any time, subject to increase without the consent of the registered holders of the Notes. The Notes have not been, and will not be, registered under the Securities Act, and are being offered pursuant to the exemption from registration provided by Section 4(2) thereof. Accordingly, the Notes are subject to restrictions on resale or other transfer. For a description of those restrictions, see "Notice to Investors".

Each initial purchaser of a Note will be furnished with a copy of this Offering Circular and each applicable amendment and supplement, including the Final Terms or Pricing Supplement, as the case may be, to this Offering Circular describing the terms related to such tranche of Notes. Unless the context otherwise requires, references to the "**Offering Circular**" are intended to include this Offering Circular, together with any amendments and supplements applicable to a particular tranche of Notes.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated in, and to form part of, this Offering Circular:

(a) the most recent year-end audited consolidated financial statements and individual company balance sheet (as prepared and presented in accordance with applicable UK companies law and accounting practice) of Northern Rock, together with the auditors' reports thereon and all notes thereto, and any subsequent unaudited interim financial statements of Northern Rock; and

(b) all supplements and amendments to this Offering Circular circulated by Northern Rock from time to time;

save that any statement contained herein or in any document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offering Circular to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

The Offering Circular should be read and construed with any amendment or supplement hereto and with any other document incorporated by reference herein and, in relation to any Series (as defined under "Summary of the Program" below), should be read and construed together with the relevant Final Terms or Pricing Supplement, as the case may be.

Northern Rock will provide, without charge, to each Holder (as defined below) of a Series of Notes, upon the request of such Holder, a copy of any or all of the documents which are incorporated by reference herein. Requests for such documents should be directed to the principal office of Deutsche Bank Trust Company Americas, in its capacities as the Senior Trustee and as the Subordinated Trustee for the Notes. In addition, if and for so long as any Notes are listed on the Euro MTF, such documents will be available free of charge from the specified office of the Luxembourg Listing Agent.

Northern Rock will, in connection with the listing of the Notes issued under the Program on the Euro MTF, so long as any Notes remain outstanding and listed on such exchange, in the event of any material adverse change in the financial condition of Northern Rock or material change in the terms and conditions of the Notes or the Program (including an increase in the size of the Program) which is not reflected in this Offering Circular (or any of the documents incorporated by reference in this Offering Circular), advise the Luxembourg Stock Exchange of any such material change and prepare a further supplement to this Offering Circular or a new offering circular for use in connection with any subsequent issue of Notes to be listed on the Euro MTF.

SUMMARY OF THE PROGRAM

The following summary highlights important information about the program but does not purport to be complete. The information contained in this summary is taken from, and is qualified in its entirety by, the remainder of this Offering Circular. You should also review the applicable Final Terms or Pricing Supplement, as the case may be, for additional information about the particular Notes you are considering purchasing. If Northern Rock and the Dealer(s) so agree, specific terms and provisions of Notes may differ from those set forth below, in which case the description of such terms and provisions in the applicable Final Terms or Pricing Supplement, as the case may be, will supersede the description of the Notes contained in this Offering Circular to the extent they are inconsistent. Words and expressions defined elsewhere in this Offering Circular have the same meaning when used in this summary.

Issuer:	Northern Rock plc ("**Northern Rock**") is a public limited company incorporated and registered in England and Wales under the Companies Act 1985. Northern Rock is a specialized mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded through the retail, wholesale, covered bond and securitization markets. Northern Rock, together with its subsidiaries and associated companies, also engages in secured commercial lending, the distribution of third party insurance products, personal unsecured lending and provides money transmission facilities.
Dealers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated.
Trustees:	Deutsche Bank Trust Company Americas (formerly, Bankers Trust Company), in its separate capacities as the Senior Trustee and as the Subordinated Trustee. Northern Rock has entered into the Senior Indenture with the Senior Trustee relating to the Senior Notes and the Subordinated Indenture with the Subordinated Trustee relating to the Subordinated Notes. Each Trustee has also agreed under the applicable Indenture to act as the principal paying agent for Notes issued under such Indenture.
Luxembourg Listing Agent:	Deutsche Bank Luxembourg S.A.
Paying Agents:	Deutsche Bank Trust Company Americas, pursuant to the Indentures, and Deutsche Bank Luxembourg S.A., pursuant to the Luxembourg Paying and Transfer Agency Agreement.
Program Size:	Northern Rock may issue up to US$20,000,000,000 (or the equivalent of that amount in one or more other currencies or composite currencies) outstanding at any time. The program size may be increased from time to time without the consent of the holders of the Notes (the "**Holders**" or "**Noteholders**").
Currencies:	Subject to any applicable legal or regulatory restrictions, such currencies as may be agreed between Northern Rock and the relevant Dealer.
Issuance in Series:	The Senior Notes and the Subordinated Notes will each constitute a separate series of Notes issued under their respective Indentures. Notes will be issued in tranches. The Notes of each tranche will be subject to identical terms, except that the issue date, the issue price and the amount of the first payment of interest may be different in respect of different tranches.
Status of Senior Notes:	The Senior Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of Northern Rock without any preference among themselves and will rank at least equally with deposits and all other unsecured and unsubordinated obligations of Northern Rock subject in the event of insolvency, to laws of general applicability relating to or affecting creditors' rights.

Status of Subordinated Notes:	The Subordinated Notes will constitute direct, unconditional, unsecured and subordinated obligations of Northern Rock without any preference among themselves. The rights of Holders of Subordinated Notes will be subordinated in right of payment in the manner provided in the Subordinated Indenture and as described in "Description of the Notes" below. In respect of the Perpetual Subordinated Notes, payments of interest thereon are subject to the right of Northern Rock to defer such payments in the manner provided in the Subordinated Indenture and as described in "Description of the Notes" below.
Issue Price:	Notes may be offered at par or at a premium or discount to par as specified in the applicable Final Terms or Pricing Supplement, as the case may be.
Maturities:	The Notes, other than Perpetual Subordinated Notes (which will be undated), will mature in nine months or longer as specified in the applicable Final Terms or Pricing Supplement, as the case may be. In the case of Dated Subordinated Notes, the minimum maturity, as at the date of this Offering Circular, will be five years and one day.
Redemption at Maturity:	Notes, other than Perpetual Subordinated Notes (which will not have a stated maturity), may be redeemed by Northern Rock at par on the maturity date or at such other amount as may be specified in the relevant Final Terms or Pricing Supplement, as the case may be.
Early Redemption:	Early redemption will be permitted for taxation reasons, but will otherwise be permitted only to the extent specified in the applicable Final Terms or Pricing Supplement, as the case may be. The early redemption of Subordinated Notes is at any time subject to the prior written consent of the United Kingdom Financial Services Authority (the "**FSA**") having been obtained.
Repayment:	The Final Terms or Pricing Supplement, as the case may be, may provide that the Notes of such tranche are repayable by Northern Rock, at the option of the holder. The early repayment of Subordinated Notes will be subject to the prior written consent of the FSA having been obtained.
Interest:	Interest may accrue at a fixed rate or a floating rate, which will be calculated by referring to an index and/or formula. The floating rate may be determined by reference to one or more base rates, such as LIBOR, and be adjusted by a spread or a spread multiplier or other interest rate formula, in each case as agreed by Northern Rock and the purchaser and described in the applicable Final Terms or Pricing Supplement, as the case may be.
Interest Payments:	Interest may be paid monthly, quarterly, semi-annually, annually or at such other intervals as are described in the applicable Final Terms or Pricing Supplement, as the case may be; provided, however that Northern Rock is entitled to defer payment of interest in respect of the Perpetual Subordinated Notes.
Denominations:	Notes will be issued in minimum denominations of US$100,000 and integral multiples of US$1,000 in excess thereof and in such other denominations as are specified in the applicable Final Terms or Pricing Supplement, as the case may be.
Form, Clearance and Settlement:	Notes offered in the United States to qualified institutional buyers in reliance on Rule 144A will be represented by one or more US Global Notes and Notes offered outside the United States in reliance on Regulation S will be represented by one or more International Global Notes. Senior Notes offered to certain institutional accredited investors initially will be represented by Certificated Notes. Unless otherwise specified in a Final Terms or Pricing Supplement, as the case may be, Subordinated Notes will not be offered to institutional accredited investors. Senior Notes will be in fully registered form. Global Notes representing Senior Notes will be held by or on behalf of The Depository Trust Company ("**DTC**") for the benefit of participants in DTC.

Subordinated Notes will be in bearer form. Global Notes representing Subordinated Notes will be deposited with a custodian which will issue Global Receipts representing such Global Notes. The Global Receipts will be held by or on behalf of DTC for the benefit of participants in DTC.

The Notes have not been registered under the Securities Act and may not be offered or sold within the United States or to or for the benefit of United States persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act.

Notes, other than Notes represented by an International Global Note, will bear a legend setting forth transfer restrictions and may not be transferred except in compliance with such transfer restrictions. Transfers of interests from a US Global Note to an International Global Note and transfers of Certificated Notes held by institutional accredited investors are subject to certification requirements. If such Certificated Notes are transferred to qualified institutional buyers in reliance on Rule 144A or offered outside the United States in reliance on Regulation S, then these Certificated Notes will be represented by US Global Notes or International Global Notes, as the case may be, and will be available for inspection at the specified office of the Paying Agent.

Governing Law:.......... The Notes and all related contractual documentation will be governed by, and construed in accordance with, the laws of the State of New York, except that the subordination provisions of the Subordinated Notes and the Subordinated Indenture will be governed by and construed in accordance with the laws of England and Wales.

Ratings:............... The program has, unless otherwise described in the applicable Final Terms or Pricing Supplement, as the case may be, been issued the following ratings (for Notes having a maturity of one year or more from the date of issue):

Rating Agency	**Senior Notes**	**Dated Subordinated Notes**	**Perpetual Subordinated Notes**
Moody's Investors Service, Inc...	A1	A2	A2
Standard & Poor's Ratings Services	A	A–	BBB+

The Rating Agencies have agreed to continue to monitor the credit of the Issuer. The ratings set forth above are accurate only as of the date hereof, and may be changed at any time. A rating reflects only the views of Standard & Poor's Ratings Services ("**S&P**") or Moody's Investors Service, Inc. ("**Moody's**", and together with S&P, the "**Rating Agencies**"), as the case may be, and is not a recommendation to buy, sell or hold the Notes.

Sales and Transfer Restrictions:............ The Notes have not been registered under the Securities Act and may not be offered or sold within the United States or to or for the benefit of United States persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act. In addition, there are certain restrictions on the sales of the Notes in the United Kingdom.

Listing: .... Each Series of Notes (a "**Series**") may be listed on the Euro MTF and/or listed, quoted and/or traded on or by any stock exchange, competent listing authority and/or quotation system as may be agreed between Northern Rock and the Dealers. The terms relating to any series of Notes that are listed shall be set forth in an applicable Final Terms. A series of Notes may be unlisted. In any such case, the terms relating to such series of unlisted Notes shall be set forth in an applicable Pricing Supplement. It is expected that Senior Notes will be unlisted and that Subordinated Notes will be listed.

RECENT DEVELOPMENTS

IFRS

The year ended December 31, 2005 was the first full year in which Northern Rock prepared its financial statements in accordance with International Financial Reporting Standards ("**IFRS**"). This Offering Circular contains financial statements, which have been prepared in accordance with IFRS, as of and for the years ended December 31, 2005 and 2004. This Offering Circular also contains additional financial information, which has been prepared in accordance with UK GAAP, relating to the years ended December 31, 2004, 2003 and 2002.

Current Market Conditions

Northern Rock believes that the UK economic fundamentals are sound despite a slowdown in GDP growth. Whilst unemployment is increasing, it remains at historic low levels, and inflation is under control. Northern Rock expects these trends to continue and therefore that interest rates and debt servicing costs will be relatively low.

Northern Rock expects this backdrop to continue to provide support for the UK housing market, especially when combined with the long-standing preference for home ownership in a market where housing demand outstrips supply. The latter stages of 2005 and the start of 2006 have seen a small but encouraging increase in the number of first time buyers returning to the housing market. Northern Rock expects this gentle trend to continue, providing increased support to the home moving market, which is expected to see a slight increase in the number of housing transactions compared to 2005. As households continue to reorganise their finances, demand for remortgage products will remain high, supporting gross loan volumes in 2006. Remortgaging is expected to represent 40% to 45% of gross lending in 2006.

Combining its outlook for the UK housing and mortgage markets, Northern Rock's expectation is for a gross mortgage market in 2006 of around £300 billion, compared with £288 billion in 2005. Northern Rock remains confident of its ability to achieve its lending targets within this context.

During the first three months of 2006, Northern Rock's total net lending was 26% higher than the same period last year, due to a combination of a good gross mortgage market share, enhanced by customer retention. In the first quarter of 2006, gross and net lending market shares have been in line with those for 2005 as a whole. Net residential lending during the first three months of the year was 14% higher than at the same point in 2005. This is encouraging, as the first quarter of 2005 saw strong lending following the introduction of mortgage regulation. Northern Rock's policy of offering existing mortgage customers the same products available to new customers, combined with active promotion and dedicated retention resources, has led to a continued good retention performance.

Credit quality at Northern Rock remains tightly monitored and controlled. Northern Rock's underwriting criteria, the high proportion of borrowers with a proven payment track record and the targeting of low risk sectors ensure credit quality remains robust.

Northern Rock continues to develop retail funding, building on last year's performance, and is attracting further strong net inflows of retail savings, which it expects to be the pattern for 2006. January saw the first of Northern Rock's residential mortgage-backed security (RMBS) issues for 2006. As with previous transactions, the issue was heavily oversubscribed leading to the issue being increased to £6 billion. A further £3 billion securitization was completed in May 2006. The first quarter of 2006 also saw the fourth issue from Northern Rock's €10 billion Covered Bond Programme. The €2 billion issue was also oversubscribed, reflecting the significant appetite for this type of investment. Northern Rock expects to raise further funds through the Covered Bond Programme in 2006. Northern Rock recently completed its first Australian dollar medium term note issue totaling A$1.2 billion. This further expanded its wholesale franchise and makes Northern Rock a genuinely global player in the wholesale funding markets. On June 20, 2006, a second Whinstone transaction was completed thereby further reducing the potential exposure to downturn credit risk. On June 29, 2006 Northern Rock issued £400 million non-cumulative sterling preference shares. This issue further diversifies Northern Rock's capital base, increases flexibility and reflects its ongoing confidence in achieving its strategic growth targets.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information (as prepared in accordance with IFRS) set forth below for the years ended December 31, 2005 and 2004 and as at December 31, 2005 and 2004 has been derived from the Group's Consolidated Financial Statements for the year ended December 31, 2005, included in this Offering Circular. Financial information set forth below should be read in connection with, and is qualified in its entirety by reference to, the Group's Consolidated Financial Statements and the accompanying notes included elsewhere in this Offering Circular. Summary consolidated financial information (as prepared in accordance with UK GAAP) for the years ended December 31, 2004, 2003, 2002 and 2001 and as at December 31, 2004, 2003, 2002 and 2001 has been derived from the Group's Consolidated Financial statements for the year ended December 31, 2003 and 2002, which are not included or incorporated by reference herein.

The Group's Consolidated Financial Statements included elsewhere in this Offering Circular have been prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. For a discussion of certain significant differences between IFRS and US GAAP, see Note 47 of Notes to Consolidated Financial Statements, which includes reconciliation to US GAAP of certain amounts calculated in accordance with IFRS. The dollar financial information has been translated for convenience at the rate of £1.00 to $1.7187, the noon buying rate on December 30, 2005.

Amounts in accordance with IFRS[1]:

	Year ended December 31,		
	2005	2005	2004
	($ millions)	(£ millions)	
Income Statement Data			
Interest and similar income	6,972.3	4,056.7	2,989.4
Interest expense and similar charges	(5,679.3)	(3,304.4)	(2,522.5)
Net interest income	**1,293.0**	**752.3**	**466.9**
Fee and commission income	269.8	157.0	305.1
Fee and commission expense	(49.7)	(28.9)	(64.5)
Other operating income	1.5	0.9	11.7
Total other income	**221.6**	**129.0**	**252.3**
Net hedge ineffectiveness and other unrealized fair value gains and losses	(96.9)	(56.4)	—
Total income	**1,417.7**	**824.9**	**719.2**
Operating expenses			
Recurring administrative expenses	(388.6)	(226.1)	(200.1)
Covenant to The Northern Rock Foundation[2]	(42.5)	(24.7)	(21.6)
Total administrative expenses	(431.1)	(250.8)	(221.7)
Depreciation and amortization			
Tangible fixed assets	(11.3)	(6.6)	(8.1)
Intangible fixed assets excluding goodwill	(28.7)	(16.7)	(10.1)
Operating expenses	**(471.1)**	**(274.1)**	**(239.9)**
Impairment losses on loans and advances	(97.3)	(56.6)	(48.5)
Impairment of fixed asset investments	—	—	4.5
Profit before taxation	849.3	494.2	435.3
Income tax expense	(249.0)	(144.9)	(125.8)
Total profit attributable to equity holders of parent company	600.3	349.3	309.5
Appropriations	(83.5)	(48.6)	—
Profit attributable to equity shareholders	516.8	300.7	309.5
Dividends	(195.6)	(113.8)	(100.6)
Profit retained for the financial year	**321.2**	**186.9**	**208.9**
Per ordinary share information			
Net income (cents/pence)	124.6c	72.5p	74.9p
Net income from continuing operations (cents/pence)	124.6c	72.5p	74.9p
Fully diluted net income (cents/pence)	123.7c	72.0p	74.3p
Dividends (cents/pence)	47.1c	27.4p	24.3p
Dividends (cents)	—	47.1c	41.8c
Amounts in accordance with US GAAP[3]			
Net income ($/£ million)	436.2	253.8	192.1
Net income per ordinary share (cents/pence)	95.9	55.8	42.3p
Net income per ordinary share from continuing operations (cents/pence)	95.9	55.8	42.3p
Diluted net income per ordinary share (cents/pence)	95.0	55.3	41.9p
Dividends per ordinary share (cents/pence)	47.1c	27.4p	24.3p
Dividends per ordinary share (cents)		47.1c	41.8c
Total number of ordinary shares in issue	421.2m	421.2m	421.2m

Notes:

(1) Financial information set forth above for the year ended December 31, 2005 has been prepared in accordance with IFRS. Financial information set forth above for the year ended December 31, 2004 has been restated to reflect the adoption of IFRS. Further details of this restatement are included in Note 45 to the Consolidated Financial Statements.

(2) In connection with its conversion from a mutual form building society to a stock form bank, Northern Rock covenanted to set aside approximately 5% of annual consolidated profit before tax for the benefit of The Northern Rock Foundation.

(3) Amounts in accordance with US GAAP reflect IFRS amounts as adjusted for differences between US GAAP and IFRS as described in more detail in Note 47 in the Consolidated Financial Statements.

Amounts in accordance with UK GAAP[1]:

	Year ended December 31,			
	2004	**2003**	**2002**	**2001**
		(£ millions)		
		(Restated)	**(Restated)**	**(Restated)**
Income Statement Data				
Interest and similar income	2,010.6	1,596.7	1,493.9	1,515.7
Interest expense and similar charges	(1,568.6)	(1,164.8)	(1,117.2)	(1,180.5)
Income from equity shares and other variable yield securities	24.9	18.8	14.5	10.9
Net interest income	**466.9**	**450.7**	**391.2**	**346.1**
Fee and commission income	292.6	216.9	186.3	155.9
Fee and commission expense	(60.1)	(43.1)	(28.8)	(28.1)
Other operating income	31.5	27.9	12.3	2.5
Surplus on sale of credit card portfolio	—	7.3	—	—
Total other income	**264.0**	**209.0**	**169.8**	**130.3**
Total income	**730.9**	**659.7**	**561.0**	**476.4**
Operating expenses				
Recurring administrative expenses	(203.5)	(178.0)	(156.8)	(138.5)
Non-recurring administrative expenses	—	(5.6)	(2.3)	—
Covenant to The Northern Rock Foundation[2]	(21.6)	(19.3)	(16.3)	(14.8)
Total administrative expenses	(225.1)	(202.9)	(175.4)	(153.3)
Depreciation and amortization				
Tangible fixed assets	(19.0)	(16.5)	(13.0)	(9.5)
Goodwill	(3.6)	(3.6)	(1.5)	—
Operating expenses	**(247.7)**	**(223.0)**	**(189.9)**	**(162.8)**
Impairment losses on loans and advances	(56.5)	(48.7)	(43.1)	(34.5)
Impairment of fixed asset investments	4.5	(1.4)	(2.6)	(1.5)
Profit on ordinary activities before tax	431.2	386.6	325.4	277.6
Tax on profit on ordinary activities	(125.0)	(112.2)	(96.5)	(83.7)
Profit on ordinary activities after tax	306.2	274.4	228.9	193.9
Dividends	(110.0)	(96.3)	(83.4)	(71.0)
Profit retained for the financial year	**196.2**	**178.1**	**145.5**	**122.9**
Per ordinary share information				
Net income (pence)	74.1p	66.6p	55.4p	46.5p
Net income from continuing operations (pence)	74.1p	66.6p	55.4p	46.5p
Fully diluted net income (pence)	73.5p	66.0p	54.9p	46.2p
Dividends (pence)[3]	26.5p	23.3p	20.2p	17.1p
Dividends (cents)[3]	—	40.0c	34.7c	29.4c
Amounts in accordance with US GAAP[4]				
Net income ($/£ million)	192.1	338.8	162.5	145.0
Net income per ordinary share (pence)	42.3p	76.7p	35.0p	29.4p
Net income per ordinary share from continuing operations (pence)	42.3p	76.7p	35.0p	40.7p
Diluted net income per ordinary share (pence)	41.9p	76.0p	34.7p	29.2p
Dividends per ordinary share[3] (pence)	24.3	21.2p	17.9p	16.1p
Dividends per ordinary share[3] (cents)	41.8	36.4c	30.8c	27.7c
Total number of ordinary shares in issue	421.2m	421.2m	421.2m	421.2m

Notes:

(1) Financial information set out above has been prepared in accordance with UK GAAP. Financial information set forth above for the year ended December 31, 2001 has been restated to reflect the adoption of UITF 33 – "Obligations in Capital Instruments". Financial information set forth above for the years ended December 31, 2002 and 2001 has been restated to reflect a revised presentation of income from securitization. Financial information set forth above for the years ended December 31, 2003, 2002 and 2001 has been restated to reflect the adoption of UITF 38 "Accounting for ESOP trusts".

(2) In connection with its conversion from a mutual form building society to a stock form bank, Northern Rock covenanted to set aside approximately 5% of annual consolidated profit before tax for the benefit of The Northern Rock Foundation.

(3) Under UK GAAP, dividends after the year-end are recorded in the period to which they relate, whereas US practice is to record dividends in the period in which they are declared.

(4) Amounts in accordance with US GAAP reflect UK GAAP amounts as adjusted for differences between US and UK GAAP as described in more detail in Note 47 in the Consolidated Financial Statements.

Amounts in accordance with IFRS[(1)]:

	At December 31,		
	2005	2005	2004
	($ millions)	(£ millions)	
Balance Sheet Data			
Assets			
Cash and balances with central banks	118.9	69.2	65.3
Derivative financial instruments	2,491.8	1,449.8	—
Loans and advances to banks	8,720.3	5,073.8	3,674.2
Loans and advances to customers not subject to securitization	53,458.1	31,103.8	32,869.3
Loans and advances to customers subject to securitization	67,263.2	39,136.1	21,899.5
Less: Non-recourse finance	—	—	—
	120,721.3	70,239.9	54,768.8
Available for sale securities	9,241.7	5,377.1	—
Debt securities	—	—	4,742.2
Equity shares and other variable yield securities	—	—	575.6
Intangible assets	134.4	78.2	73.1
Property, plant and equipment	310.4	180.6	170.5
Deferred income tax asset	98.8	57.5	14.1
Other assets	90.9	52.9	78.2
Prepayments and accrued income	222.6	129.5	718.9
Total Assets	142,151.1	82,708.5	64,880.9
Liabilities and Shareholders' Equity			
Deposits by banks	2,641.3	1,536.8	1,201.6
Customer accounts	40,686.1	23,672.6	20,393.7
Derivative financial instruments	1,454.2	846.1	—
Debt securities in issue	89,603.8	52,134.6	38,864.2
Other liabilities	161.2	93.8	76.1
Current taxation liabilities	74.4	43.3	60.0
Accruals and deferred income	1,213.9	706.3	679.5
Provisions for liabilities and charges	93.5	54.4	52.5
Subordinated liabilities	1,349.7	785.3	1,515.7
Reserve capital instruments	—	—	300.0
Tier one notes	384.8	223.9	200.0
Equity			
Shareholders' funds	2,708.0	1,575.6	1,537.6
Non shareholders' funds	1,780.2	1,035.8	—
Total Equity and Liabilities	142,151.1	82,708.5	64,880.9
Amounts in accordance with US GAAP:			
Total Assets	142,161.9	82,714.8	65,632.0
Shareholders' Equity	3,294.7	1,917.0	1,776.7

Notes:

(1) Financial information set forth above for the year ended December 31, 2005 has been prepared in accordance with IFRS. Financial information set forth above for the year ended December 31, 2004 has been restated to reflect the adoption of IFRS. Further details of this restatement are included in Note 46 to the Consolidated Financial Statements.

Other financial data in accordance with IFRS[1]:	At December 31,	
	2005	2004
	(%)	(%)
Other Financial Data		
Assets		
Return on average total assets[2]	0.40	n/a
Return on average shareholders' equity[3]	19.8	n/a
Dividend payout ratio	37.8	32.5
Average shareholders equity as a percentage of average total assets	2.03	n/a
Net interest margin[4]	1.03	0.82
Ratio of earnings to fixed charges[5]		
Including interest on retail deposits	1.15	1.17
Excluding interest on retail deposits	1.20	1.24
Risk asset ratio		
Tier 1 Capital	7.7	8.7
Total Capital	12.3	14.0
Other financial data in accordance with US GAAP		
Return on average total assets[2]	0.34	0.32
Return on average shareholders' equity[3]	13.7	11.1
Dividend payout ratio	44.8	52.4
Average shareholders' equity as a percentage of average total assets	2.49	2.93
Net interest margin[4]	1.65	1.79
Ratio of earnings to fixed charges[5]		
Including interest on retail deposits	1.13	1.13
Excluding interest on retail deposits	1.18	1.20
Risk asset ratio		
Tier 1 Capital	7.9	5.7
Total Capital	12.4	9.3

Notes:

(1) Financial information set forth above for the year ended December 31, 2005 has been prepared in accordance with IFRS. Financial information set forth above for the year ended December 31, 2004 has been restated to reflect the adoption of IFRS. Further details of this restatement are included in Note 46 to the Consolidated Financial Statements.

(2) Return on average total assets represents profit attributable to equity shareholders as a percentage of average total assets.

(3) Return on average shareholders' equity represents profit attributable to equity shareholders as a percentage of average shareholders' equity.

(4) Net interest margin represents net interest income as a percentage of average interest earning assets as described in this Offering Circular under "Selected Statistical Information".

(5) For this purpose, earnings consist of profit before taxation plus fixed charges. Fixed charges consist of interest payable including or excluding interest on retail deposits, as appropriate.

Amounts in accordance with UK GAAP[1]:	At December 31,			
	2004	2003	2002	2001
	(£ millions, unless otherwise noted)	(Restated)	(Restated)	(Restated)
Balance Sheet Data				
Assets				
Cash and balances with central banks	10.2	11.6	10.7	10.5
Loans and advances to banks	3,305.4	3,450.2	2,523.5	872.7
Loans and advances to customers not subject to securitization	32,869.3	27,355.8	24,365.0	20,392.3
Loans and advances to customers subject to securitization	22,339.2	15,678.7	9,841.2	5,258.9
Less: Non-recourse finance	(22,103.7)	(14,832.4)	(9,254.6)	(4,707.0)
	33,104.8	28,202.1	24,951.6	20,944.2
Available for sale securities	—	—	—	
Debt securities	4,742.2	4,185.5	3,850.6	3,541.1
Equity shares and other variable yield securities	575.6	410.8	414.7	371.6
Intangible assets	27.1	30.7	34.3	—
Property, plant and equipment	208.2	179.1	152.7	117.4
Other assets	69.6	76.6	79.2	31.2
Prepayments and accrued income	746.9	564.8	602.7	493.9
Total Assets	42,790.0	37,111.4	32,620.0	26,382.6
Liabilities and Shareholders' Equity				
Deposits by banks	1,201.6	1,461.5	1,205.2	988.8
Customer accounts	20,342.0	18,797.3	17,944.3	15,821.0
Debt securities in issue	16,781.6	13,060.1	9,846.0	6,987.8
Other liabilities	335.6	338.8	393.1	222.6
Accruals and deferred income	539.8	475.3	443.4	430.8
Provisions for liabilities and charges	31.8	19.0	3.4	—
Subordinated liabilities	1,515.7	1,119.5	1,119.5	594.5
Reserve capital instruments	300.0	300.0	300.0	300.0
Tier one notes	200.0	200.0	200.0	—
Total subordinated liabilities	2,015.7	1,619.5	1,619.5	894.5
Shareholders' funds	1,541.9	1,339.9	1,165.1	1,037.1
Total Equity and Liabilities	42,790.0	37,111.4	32,620.0	26,382.6
Adjusted total assets[2]	64,893.7	51,943.8	41,874.6	31,089.6
Amounts in accordance with US GAAP:				
Total Assets	65,632.0	52,641.0	42,439.0	31,473.3
Shareholders' Equity	1,776.7	1,687.3	1,472.0	1,397.7

Notes:

(1) Financial information set forth above has been prepared in accordance with UK GAAP. Financial information set forth above for the year ended December 31, 2001 has been restated to reflect the adoption of UITF 33 – "Obligations in Capital Instruments". Financial information set forth above for the years ended December 31, 2002 and 2001 has been restated to reflect a revised presentation of income from securitization. Financial information set forth above for the years ended December 31, 2003, 2002 and 2001 has been restated to reflect the adoption of UITF 38 "Accounting for ESOP trusts".

(2) Adjusted total assets as at December 31, 2003, 2002 and 2001 equals total assets plus non-recourse finance. Adjusted total assets include all loans originated and managed by Northern Rock, including loans subject to securitization. Under IFRS there is no difference between Total Equity and Liabilities and Adjusted total assets.

Other financial data in accordance with UK GAAP[1]:	At December 31,			
	2004	2003	2002	2001
	(%)	(%)	(%)	(%)
Other Financial Data				
Assets				
Return on average total assets[2]	0.79	0.80	0.77	0.79
Return on average shareholders' equity[3]	20.9	21.4	20.4	19.5
Adjusted return on average shareholders equity[4]	20.9	21.3	20.4	19.5
Adjusted return on average total assets[5]	0.79	0.79	0.77	0.79
Dividend payout ratio	35.9	35.1	36.4	36.6
Average shareholders equity as a percentage of average total assets	3.80	3.73	3.78	4.05
Net interest margin[6]	0.82	0.97	1.09	1.26
Ratio of earnings to fixed charges[7]				
Including interest on retail deposits	1.27	1.33	1.29	1.24
Excluding interest on retail deposits	1.49	1.64	1.60	1.51
Risk asset ratio				
Tier 1 Capital	8.7	9.0	9.1	8.2
Total Capital	14.0	14.3	15.5	12.9
Other financial data in accordance with US GAAP				
Return on average total assets[2]	0.32	0.70	0.44	0.51
Return on average shareholders' equity[3]	11.1	21.1	11.3	11.0
Dividend payout ratio	52.4	26.2	45.6	46.3
Average shareholders' equity as a percentage of average total assets	2.93	3.32	3.88	4.67
Net interest margin[6,8]	1.79	1.04	1.19	1.32
Ratio of earnings to fixed charges[7,8]				
Including interest on retail deposits	1.13	1.28	1.16	1.21
Excluding interest on retail deposits	1.20	1.42	1.28	1.40
Risk asset ratio				
Tier 1 Capital	5.7	6.6	7.0	7.4
Total Capital	9.3	10.5	12.2	11.4

Notes:

(1) Financial information set forth above has been prepared in accordance with UK GAAP. Financial information set forth above for the year ended December 31, 2001 has been restated to reflect the adoption of UITF 33 – "Obligations in Capital Instruments". Financial information set forth above for the years ended December 31, 2002 and 2001 has been restated to reflect a revised presentation of income from securitization. Financial information set forth above for the years ended December 31, 2003, 2002 and 2001 has been restated to reflect the adoption of UITF 38 "Accounting for ESOP trusts".

(2) Return on average total assets represents profit attributable to equity shareholders as a percentage of average adjusted total assets.

(3) Return on average shareholders' equity represents profit attributable to equity shareholders as a percentage of average shareholders' equity.

(4) Adjusted return on average shareholders' equity represents reported profit attributable to equity shareholders adjusted to exclude the surplus arising on the disposal of the credit card portfolio and non-recurring costs associated with branch closures (2003), as a percentage of average shareholders' equity.

(5) Adjusted return on average total assets represents reported profit attributable to equity shareholders adjusted as described in note (3) above, as a percentage of average total assets.

(6) Net interest margin represents net interest income as a percentage of average interest earning assets as described in this Offering Circular under "Selected Statistical Information". Net interest margin figures set forth in the table above have been prepared on the basis of adjusted total assets, including assets subject to securitization as interest earning assets and securitized notes in issue treated as interest bearing liabilities.

(7) For this purpose, earnings consist of profit before taxation plus fixed charges. Fixed charges consist of interest payable including or excluding interest on retail deposits, as appropriate.

(8) Net interest margin and ratios of earnings to fixed charges for 2004 have been restated to reflect the revised presentation of fair value changes for derivatives not in hedging relationships described on page F-114. Ratios for 2001-2003 have not been restated.

EXCHANGE RATES

The following table sets forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been, or could be converted into US dollars at the noon buying rate or at any other rate. At July 14, 2006, the noon buying rate was 1.84 per £1.00.

	High	Low	Average	Period End
		(dollars per pound sterling)		
Recent Monthly Exchange Rate Data				
June 2006	1.88	1.81	1.84	1.85
May 2006	1.89	1.83	1.87	1.87
April 2006	1.82	1.74	1.77	1.82
March 2006	1.76	1.73	1.74	1.74
February 2006	1.78	1.73	1.75	1.75
January 2006	1.79	1.72	1.77	1.78
December 2005	1.78	1.72	1.75	1.72
Historical Annual Exchange Rate Data[(1)]				
2005	1.93	1.71	1.81	1.72
2004	1.95	1.76	1.83	1.92
2003	1.78	1.55	1.64	1.78
2002	1.61	1.41	1.50	1.61
2001	1.50	1.37	1.44	1.45

Note:

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

Unless otherwise indicated, all references in this Offering Circular to "**pounds sterling**", "**sterling**" and "**£**" are to the lawful currency of the United Kingdom.

RISK FACTORS

An investment in the Notes will include certain risks. In consultation with financial and legal advisers, a prospective investor should carefully consider, among other matters, the following discussion of risk before deciding whether an investment in the Notes is suitable. Notes are not an appropriate investment for unsophisticated investors with respect to foreign currency transactions or transactions involving interest rate or currency index or other indices or formulas.

In particular, Notes denominated or payable in or determined by reference to a foreign or composite currency or to one or more interest rates, currencies or other indices or formulas are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions or transactions involving the applicable interest rate or currency index or other indices or formulas. The matters described below, among other factors, should be carefully considered by any prospective investor.

This Offering Circular does not describe all of the risks of an investment in Notes, whether resulting from such Notes being denominated or payable in or determined by reference to a foreign currency or composite currency or to one or more interest rates, currencies or other indices or formulas, or otherwise. Northern Rock and the Dealers disclaim any responsibility to advise prospective investors of such risks as they exist at the date of this Offering Circular or as they change from time to time.

Transfer Restrictions

The Notes have not been, and will not be, registered under the Securities Act or any other applicable securities laws and are being offered pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. Accordingly, the Notes are subject to certain restrictions on the resale and other transfer thereof as set forth under "Notice to Investors". As a result of such restrictions, Northern Rock cannot be certain of the existence of a secondary market for the Notes or the liquidity of such market if one develops. Consequently, a Holder (as defined under "Description of the Notes – General") of Notes and owner of beneficial interests in such Notes must be able to bear the economic risk of an investment in such Notes for an indefinite period of time.

Structure Risks

General

With respect to an investment in Notes indexed to one or more interest rates, currencies or other indices or formulas, significant risks exist that are not associated with a conventional fixed rate or floating rate debt security. Such risks include fluctuation of the particular indices or formulas and the possibility that an investor will receive a lower amount of principal, premium or interest and at different times than expected. Northern Rock has no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such risks and their results. In addition, if an index or formula used to determine any amounts payable in respect of the Notes contains a multiplier or leverage factor, the effect of any change in such index or formula will be magnified. In recent years, values of certain indices and formulas have been volatile and volatility in those and other indices and formulas may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Redemption

If the applicable Final Terms or Pricing Supplement, as the case may be, specifies that the Notes are redeemable at the option of the issuer, or are otherwise subject to mandatory redemption, Northern Rock may (in the case of optional redemption) or must (in the case of mandatory redemption) choose to redeem such Notes at times when prevailing interest rates may be relatively low. Accordingly, an investor generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the Notes.

Uncertain Trading Markets

Although the Notes may be listed on the Euro MTF, Northern Rock cannot assure a trading market for the Notes will develop or be maintained. Many factors independent of the creditworthiness of Northern Rock affect the trading market. These factors include:

- the complexity and volatility of the index or formula applicable to the Notes;
- the method of calculating the principal, premium and interest in respect of the Notes;
- the time remaining to the maturity of the Notes;
- the outstanding amount of the Notes;
- the redemption features of the Notes;
- the amount of other debt securities linked to the index or formula applicable to the Notes; and
- the level, direction and volatility of market interest rates generally.

In addition, certain Notes have a more limited trading market and experience more price volatility because they were designed for specific investment objectives or strategies. There may be a limited number of buyers when an investor decides to sell such Notes. This may affect the price an investor receives for such Notes or the ability of an investor to sell such Notes at all. A prospective investor should not purchase Notes unless such an investor understands and knows it can bear these investment risks.

Exchange Rates and Exchange Controls

With respect to an investment in Notes that are denominated and/or payable in a currency other than US dollars ("**Specified Currency Notes**"), there will be significant risks not associated with an investment in a debt security denominated and payable in US dollars, including the possibility of material changes in the exchange rate between US dollars and the payment currency and the imposition or modification of exchange controls by the applicable governments. Northern Rock has no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. Moreover, if payments on Specified Currency Notes are determined by reference to a formula containing a multiplier or leverage factor, the effect of any change in the exchange rates between the applicable currencies will be magnified. In recent years, exchange rates between certain currencies have been highly volatile and volatility between such currencies or with other currencies may be expected in the future. Fluctuations between currencies in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the payment currency would result in a decrease in the US dollar equivalent yield of the Specified Currency Notes, in the US dollar equivalent value of the principal and any premium payable at maturity or earlier redemption of the Specified Currency Notes and generally, in the US dollar equivalent market value of the Specified Currency Notes.

Governmental exchange controls could affect exchange rates and the availability of the payment currency on a required payment date. Even if there are no exchange controls, it is possible that the payment currency will not be available on a required payment date due to circumstances beyond Northern Rock's control. In such cases, Northern Rock will be allowed to satisfy its obligations in respect of Specified Currency Notes in US dollars.

European Monetary Union

United Kingdom membership of the European Monetary Union prior to the maturity of the Notes, may adversely affect investors in the Notes. It is possible that prior to the maturity of the Notes the United Kingdom may become a participating Member State and that the Euro may become the lawful currency of the United Kingdom. In that event (i) all amounts payable in respect of any Notes denominated in sterling may become payable in euro; (ii) the law may allow or require the Notes to be re-denominated into euro and additional measures to be taken in respect of such Notes; and (iii) there may no longer be available published or displayed rates for deposits in Sterling used to determine the rates of interest on such Notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment, which could adversely affect investors in the Notes.

Credit Ratings

The credit ratings of Northern Rock's medium-term note program may not reflect the potential impact of all risks related to structure and other factors on the value of the Notes. In addition, real or anticipated changes in the credit ratings of Northern Rock will generally affect the market value of

the Notes. Moreover, a credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Economic Activity in the United Kingdom

Northern Rock's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, employment trends, the state of the economy and market interest rates at the time. As Northern Rock currently conducts the majority of its business in the United Kingdom, its performance is influenced by the level and cyclical nature of business activity in the United Kingdom, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the UK economy will not have a material effect on Northern Rock's future results.

Risk Associated with Strategic Decisions Regarding Organic Growth and Cost Control

Northern Rock's strategy relies upon the continued organic growth of its assets under management coupled with controlling related expenses. The strategy also involves operating as a single segment business concentrating on UK residential mortgage lending. No assurance can be given that profitability would not be impacted in the event conditions in the UK residential mortgage market deteriorated significantly or Northern Rock was otherwise unable to succeed in its growth strategy or in continuing to control related expenses.

Access to Wholesale Funding, Covered Bond and Securitization Markets

A substantial amount of Northern Rock's funding depends upon access to wholesale funding sources, including accessing the institutional debt market in the United States, Europe and in Asia, as well as accessing the covered bond and the global securitization markets as additional sources of wholesale funding. The continued ability of Northern Rock to access such funding sources on favorable economic terms is dependent on a variety of factors, including a number of factors outside of its control, including general market conditions. There can be no assurance that Northern Rock will continue to be able to access such funding sources on favorable terms in the future.

Impact of Regulatory Changes

Northern Rock is subject to financial services laws, regulations, administrative actions and policies in each location that Northern Rock operates. Changes in supervision and regulation, in particular in the UK, could materially affect Northern Rock's business, the products and services offered or the value of its assets. Although Northern Rock works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of Northern Rock. See "*Supervision and Regulation*" for additional information.

Risks related to the optional redemption of the Notes

An optional redemption feature is likely to limit the market value of Notes. During any period when Northern Rock may elect to redeem Notes, the market value of such Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

Northern Rock may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

Northern Rock may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "**Relevant Factor**"). In addition, Northern Rock may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

- the market price of such Notes may be volatile;
- they may receive no interest;
- payment of principal or interest may occur at a different time or in a different currency than expected;
- the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero;
- a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;
- if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and
- the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Risks related to variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

"**Inverse Floating Rate Notes**" have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of such Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Risks related to Floating Rate/Fixed Rate Notes

"**Floating Rate/Fixed Rate Notes**" may bear interest at a rate that Northern Rock may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. Northern Rock's ability to convert the interest rate will affect the secondary market and the market value of such Notes since Northern Rock may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If Northern Rock converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favorable than the then-prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If Northern Rock converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Risks related to Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Northern Rock's obligations under Subordinated Notes are subordinated

Northern Rock's obligations under the Subordinated Notes will be direct, unconditional, unsecured and subordinated. In the event of a winding-up of Northern Rock, or an administration of Northern Rock where the administrator has served notice that he or she proposes to make a distribution to creditors, the relevant Noteholders' claims shall be subordinated to the claims of depositors and other unsubordinated creditors of Northern Rock in respect of their respective Senior Claims (as defined in "*Description of the Notes – Status and Subordination of Subordinated Notes*"

below). Payments of principal and interest in respect of the Subordinated Notes are, in the event of a winding up of, or such an administration of Northern Rock as referred to above, conditional upon Northern Rock being solvent at the time of payment by Northern Rock.

Northern Rock's obligations under Perpetual Subordinated Notes will be direct, unconditional, unsecured and subordinated to the claims of Senior Creditors (as defined in "*Description of the Notes – Status and Subordination of Subordinated Notes*" below). Payments of principal and interest in respect of Perpetual Subordinated Notes are conditional upon Northern Rock being solvent at the time of payment by Northern Rock. If at any time an order is made or an effective resolution is passed for the winding up in England of Northern Rock (except in the circumstances described in "*Description of the Notes – Status and Subordination of Subordinated Notes*" below), or an administration of Northern Rock where the administrator has served notice that he or she prepares to make a distribution to creditors, the Noteholders shall receive, in respect of each Note, such amount (if any) as would have been payable to the Noteholder if, on the day prior to the commencement of the winding up or such administration, such Noteholder were the holder of a class of preference share in the capital of Northern Rock having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the capital of Northern Rock, as more fully described in "*Description of the Notes – Status and Subordination of Subordinated Notes*" below.

Although Subordinated Notes may pay a higher rate of interest than comparable Notes which are not subordinated, there is a real risk that an investor in Subordinated Notes will lose all or some of his investment should Northern Rock become insolvent.

In relation to Perpetual Subordinated Notes, Northern Rock may elect to defer payment of interest until the first to occur of (i) the date upon which a dividend is next paid on any class of its share capital, (ii) the date fixed for any redemption and (iii) the commencement of winding up proceedings of Northern Rock as more fully described in "*Description of the Notes – Status and Subordination of Subordinated Notes*" below.

Northern Rock will pay all deferred interest on all Perpetual Subordinated Notes as soon as it may no longer defer interest under the terms described above. Northern Rock will make this payment in respect of all such Notes on the next scheduled Interest Payment Date that occurs in respect of any issue of such Notes, unless it elects to make the payment earlier.

In no event will holders of Perpetual Subordinated Notes be able to accelerate the maturity of their Notes; such holders will have claims only for amounts then due and payable on their Notes. After Northern Rock has fully paid all deferred interest on any issue of Perpetual Subordinated Notes and if that issue of Perpetual Subordinated Notes remains outstanding, future interest payments on that issue of Perpetual Subordinated Notes will be subject to further deferral as described above.

Any deferral of interest payments will likely have an adverse effect on the market price of the Perpetual Subordinated Notes. In addition, as a result of the interest deferral provision of the Perpetual Subordinated Notes, the market price of such Notes may be more volatile than the market prices of other debt securities on which original issue discount or interest accrues that are not subject to such deferrals and may be more sensitive generally to adverse changes in Northern Rock's financial condition.

USE OF PROCEEDS

The net proceeds of each issue of Notes will be used by Northern Rock for the purpose of funding its business. See "Description of Northern Rock and its Business" for a detailed description of the business of Northern Rock to be funded.

DESCRIPTION OF NORTHERN ROCK AND ITS BUSINESS

Northern Rock plc

Northern Rock is a public limited liability company incorporated and registered in England and Wales under the Companies Act 1985. Northern Rock is a specialized mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in the retail, wholesale, covered bond and securitization markets. Northern Rock, together with its subsidiaries and associated companies, also engages in personal unsecured lending, secured commercial lending and distribution of third party insurance products. At December 31, 2005, the Group (as defined below) had total assets of £82.7 billion.

Northern Rock's ordinary shares have been admitted to trading on the London Stock Exchange's market for listed securities and were admitted to the Official List of the UK Listing Authority from October 1, 1997. The registered and principal executive office of Northern Rock is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom, its telephone number is +44-845-600-8401, and its internet address is www.northernrock.co.uk.

Organizational Structure

Northern Rock currently has the following two principal subsidiaries, each of which is wholly owned by Northern Rock: Northern Rock Mortgage Indemnity Company Limited ("**NORMIC**"), a Guernsey limited liability company providing mortgage indemnity insurance to Northern Rock and Northern Rock (Guernsey) Limited, a Guernsey limited liability company engaging in retail deposit taking. In connection with its securitization programme, the Group has established a number of special purpose entities for the purpose of issuing securitized loan notes. As at December 31, 2005, 21 material special purpose entities had been established for the purpose of issuing securitized loan notes. In addition, Whinstone Limited has been established for the purpose of the issue of credit linked loan notes following the transfer of around 80% of the reserve risk fund element of pre-2005 securitization transactions. Northern Rock and its principal subsidiaries are referred to collectively in this Offering Circular as the "**Group**". See "Other Activities" below.

History and Development of the Company

Northern Rock was originally formed as a building society (a mutual form of organization existing under English law which engages primarily in residential mortgage lending and deposit taking) in 1965. Northern Rock Building Society was formed on July 1, 1965, as a result of the merger of Northern Counties Permanent Building Society (established in 1850) and Rock Permanent Building Society (established in 1865). After such time, Northern Rock Building Society merged with a number of small, local building societies and, prior to its conversion to a public limited company in October 1997, was an amalgamation of 53 societies.

The most significant development in the recent history of Northern Rock was its conversion, effective October 1, 1997, from a mutual form UK building society to a UK authorized bank, listed on the London Stock Exchange and authorized, at the time of its conversion, under the Banking Act 1987 and currently, under the Financial Services and Markets Act 2000 (the "**FSMA**") (which replaced the Banking Act 1987 and other financial services legislation). Prior to the conversion, Northern Rock's activities as a building society were limited by statute primarily to its core business purposes of making residential mortgage loans and accepting retail deposits, with particular restrictions as to the level of wholesale funding it could utilize. Upon conversion to a UK bank, and following certain regulatory developments in the UK described below under "Supervision and Regulation", the scope of banking services which Northern Rock may now engage in has been greatly expanded, although Northern Rock intends to remain focused on its core business as described below.

The conversion also resulted in the establishment of The Northern Rock Foundation, a charitable body which is entitled to receive approximately 5% of the annual consolidated profit before taxation of Northern Rock and holds certain Foundation Shares. See "-The Northern Rock Foundation" below.

On August 1, 2002 Northern Rock acquired Legal & General Bank Limited and Legal & General Mortgage Services Limited which comprised the retail banking operations of Legal & General plc. On completion, Northern Rock acquired total assets of £1.9 billion, of which £1.5 billion were loans and advances to customers, primarily residential mortgage advances. Northern Rock also

obtained £1.2 billion of retail deposit balances. During 2002, the assets, liabilities and operations of these companies were transferred to Northern Rock plc.

Business Overview

Northern Rock specializes in lending to individuals with a core business of providing residential mortgage loans, funded in the retail, wholesale, covered bond and securitization markets. Northern Rock's operations are primarily concentrated in the United Kingdom. At December 31, 2005, Northern Rock held an estimated 6.4% of UK mortgage balances and an estimated 1.8% of UK retail savings balances. In addition, the Group engages in personal unsecured lending, secured commercial lending and distribution of third party insurance products. At December 31, 2005, total assets of the Group were £82.7 billion. Profit attributable to equity shareholders for the year ended December 31, 2005, was £300.7 million.

Northern Rock is one of the top six mortgage lenders in the United Kingdom based upon loans outstanding. In the UK mortgage market, Northern Rock had an estimated market share of approximately 14.5% on the basis of net residential lending during 2005 (*i.e.* increase in outstanding mortgage balances) of £13.3 billion and an estimated market share of approximately 8.1% on the basis of gross lending during 2005 (i.e. solely on the basis of new mortgage lending during the year) of £23.6 billion.

Northern Rock focuses on its core business of providing residential mortgage loans in the United Kingdom. For the years ended December 31, 2005, 2004, and 2003, the portion of interest income attributable to the portfolio of secured loans (predominantly residential mortgage loans) amounted to 79.4% in 2005, 77.1% in 2004, and 78.0% in 2003. By comparison, the only other major category of interest earning assets consists of investments held by Northern Rock's Treasury Department principally to meet both internal and regulatory liquidity requirements. Interest income from Treasury assets as a percentage of total interest income amounted to 11.7% in 2005, 13.7% in 2004 and 12.8% in 2003. The balance of total interest income is derived from the Group's personal unsecured lending portfolios.

Strategy of the Group

Northern Rock's primary business objective is to maximize shareholder value while continuing to ensure customer satisfaction. In seeking to achieve this, Northern Rock's strategy consists of:

- focusing primarily on its core business of providing residential mortgage loans. The Group does not intend to diversify into areas where it is unable to apply its expertise;
- aiming to grow its income earning assets by offering competitively priced products and thereby maintaining and increasing its market share;
- seeking to combine high quality asset growth with strict cost control, thus further reducing unit costs and sustaining its pricing advantage, profitability and future growth;
- continuing to identify and prudently develop opportunities to supplement its business with complementary products, including insurance via third party suppliers, secured commercial lending, and personal unsecured lending; and
- funding the Group's operations based upon an appropriate mix of funding sources including retail, wholesale, securitization and covered bonds.

Funding

Competition in the retail deposit market, together with the increased level of funding required by Northern Rock to meet its strong asset growth, has meant that pricing for new retail funding in recent years has been less attractive to Northern Rock. See "– Competition" below. As a consequence, greater emphasis has been placed on raising wholesale funds internationally and through the use of securitization programs.

Northern Rock intends to maintain its retail franchise and will continue to seek new sources of retail funding both in the UK and Europe.

Northern Rock has significantly expanded the use of wholesale funding sources. Wholesale funding sources include funding raised in the capital and money markets through commercial paper

and medium-term note programs and the issue of instruments such as time deposits and certificates of deposits, to banks, other financial institutions and corporate customers.

In addition to retail and wholesale funding sources, securitization of residential mortgage assets, as a third source of funding, was developed during 1999. As at December 31, 2005 Northern Rock had raised £42.6 billion via its residential mortgage backed securitization issues, with £12.9 billion completed during 2005. In addition, Northern Rock has also issued two commercial mortgage backed securities transactions totaling £1.1 billion, of which £0.7 billion was outstanding as at December 31, 2005. Further mortgage securitization issues are planned for 2006 and beyond, with an issue of £6.0 billion residential mortgage backed notes completed in January 2006 and a further issue of £3.0 billion in May 2006. See "– Treasury and Wholesale Funding" below for more information regarding Northern Rock's use of securitization as a funding source. During 2004, Northern Rock established a €10 billion Global Covered Bond Program. The inaugural issue of €2.0 billion covered bonds was followed in 2005 by two further issues amounting to €3.5 billion. To date in 2006, a further €2.0 billion issue of covered bonds has been completed. The covered bond is secured by a pool of ring-fenced mortgages which remain on-balance sheet as Northern Rock retains substantially all the risks and rewards associated with the loans.

Competition in both the retail savings and lending markets is likely to remain strong, which can be expected to place continuing pressure on interest margins for the industry as a whole. Northern Rock has addressed this challenge by continuing to grow its income earning assets through competitive pricing, utilizing its low cost base. It has also offset overall margin decline by controlled growth of personal unsecured lending and secured commercial lending, both of which earn premium rates of interest; the introduction of innovative, higher margin products and the use of differential product pricing based upon loan-to-value ratios.

Acquisitions

The Board will only consider acquisitions where they are consistent with the Group's business objectives and provide returns which enhance shareholder value.

Lending

The Group's lending activities focus on residential mortgage lending in the United Kingdom. The Group also engages in commercial secured lending and unsecured personal lending. Total revenues from the Group's lending activities comprising interest income and fees (net of service charges) amounted to £3,619.2 million for the year ended December 31, 2005, £2,607 million for 2004 and £1,984 million for 2003. Revenues from lending activities accounted for 86.5% of total revenues for the year ended December 31, 2005, 80.4% of total revenues for 2004 and 84.0% for 2003. A description of such lending activities is set forth below.

UK residential mortgage lending

UK residential mortgage lending is Northern Rock's core business. A residential mortgage is a loan which is partly or fully secured on the residential property of the borrower on terms which allow for repossession and sale of the property if the borrower breaks the terms and conditions of the loan. Northern Rock's policy is for all residential mortgage loans to be first charges on the mortgaged property. Consequently, Northern Rock's residential mortgage lending carries lower risk than certain other types of bank lending.

Northern Rock has a growing presence in the UK mortgage market. At December 31, 2005, the Group had 660,000 residential mortgage accounts with outstanding balances of £62.4 billion representing 75% of underlying total assets. Although based in the North East of England, Northern Rock achieves a diversified spread of lending throughout the UK broadly in line with the distribution of the population. In 2005, based on an analysis of total gross residential lending, as defined in the table below, 15% of new lending was in the North of England, 10% in Scotland, 25% in Central England and 50% in the South of England.

The following table shows the Group's growth in residential mortgage advances over the three year period ended December 31, 2005.

	At December 31,		
	2005	2004	2003
	(£ Millions, except for percentages)		
Advances secured on residential property	24,064.5	27,000.7	23,179.7
Advances secured on residential property subject to securitization(1)	38,356.3	21,661.1	15,229.4
Total	62,420.8	48,661.8	38,409.1
Annual growth	28.3%	26.7%	28.0%
Proportion of total assets	75.5%	75.0%	73.9%

Note:

(1) Since 1999, Northern Rock has securitized a portion of its residential mortgage assets as a diversified source of funding. Such residential mortgages are originated by Northern Rock under normal credit criteria and continue to be administered by Northern Rock in the same manner as non-securitized mortgages. For a description of Northern Rock's use of securitization as an additional funding source, see "– Treasury and Wholesale Funding" below.

During 2005 the UK mortgage market remained extremely buoyant boosted by low interest rates, house price inflation of approximately 5% and low levels of unemployment. Based upon Bank of England statistics reported by the Council of Mortgage Lenders, UK gross mortgage lending totalled £288 billion in 2005 compared with £291.2 billion in 2004, broadly unchanged from 2004. Net mortgage lending slowed in 2005, totalling £91 billion compared to £101 billion in 2004. Management expects annualized house price inflation will more closely align with the rate of growth in average earnings over the medium term. Management also expects the gross mortgage market to be at least similar to that of 2005 supported by strong re-mortgage activity underpinned by low inflation, low interest rates and generally low levels of unemployment.

Structural changes in the residential mortgage market, including the reduction in use of overhanging early repayment charges, certain lenders operating a two tier pricing structure for existing borrowers, competition from alternative, non-traditional sources and low market interest rates, have caused the UK residential mortgage market to become heavily commoditized, with competition for business to a large extent driven by price. Management believes that, in this market, borrowers are prepared to transfer their loans to other lenders (re-mortgage) in order to obtain discounted interest rates, fixed interest rates, cashback offers or a combination of these. Therefore, it is expected that, as the market has become increasingly liquid, there are opportunities for profitable growth for those cost efficient lenders, such as Northern Rock, that are able to offer attractive pricing. Accordingly, Northern Rock has introduced and markets a wide range and variety of competitively priced products designed to maintain and increase market share. Northern Rock also rewards loyalty by offering a concessionary discount against its standard variable rate for customers of seven years or more. Northern Rock's market share of redemptions in 2005 was only 5.2%, compared with its share of outstanding balances of 6.4% at the end of 2005, emphasizing Northern Rock's focus on retention of existing customers.

Discounted mortgage products are a common feature in the UK market. At the end of the discount period, the loan becomes a standard variable rate loan, the rate being set by Northern Rock by reference to market conditions and UK base interest rates as set by the Monetary Policy Committee of the Bank of England.

The UK market has traditionally demanded variable rate products. However, in recent years the demand for short term fixed rate products has fluctuated in response to market expectations of changes in the level of interest rates.

Northern Rock offers a wide range of fixed rate, capped rate and variable rate mortgages. Fixed rate products generally offer a predetermined interest rate for typically two or five years, after which they bear interest at standard variable rates. Capped rates offer a fixed ceiling above which the interest rate cannot rise for a predetermined period. Discounted variable rate mortgages offer a two or three year discount against standard variable rates and may therefore rise or fall as general interest rates change. A cashback mortgage involves a payment of interest at the standard variable rate but

the customer receives an upfront cash incentive to take out a loan. In order to mitigate the risk of early repayment associated with discounted mortgage products and other mortgage incentives, Northern Rock, in line with market practice, imposes early repayment charges on most products during an incentive period to protect the profitability of each loan.

Northern Rock also offers a combined secured residential mortgage and unsecured loan with one monthly repayment marketed under the name "**together**". This product is offered as a variable rate or fixed rate product. The "together" product allows flexible payments, permitting under or over-payment, payment holidays or re-drawing of over-payments. Such combination of loan types (also referred to as "credit bundling") enables Northern Rock to monitor a customer's overall credit position, enhance margin and promote customer retention. During 2005, the secured element of "together" lending amounted to £6.1 billion, while the unsecured element of "together" lending amounted to £883 million. The "together" secured loans account for approximately 21% of outstanding secured residential balances which management expects to continue in the medium term.

Northern Rock also offers a mortgage product named "**Lifetime**" aimed at older customers whose residences are not mortgaged. Customers obtaining a Lifetime loan are able to utilize the equity in their homes to obtain a lump sum advance or a monthly income stream which is secured by a first mortgage on their property. Unlike traditional mortgage lending, Lifetime loans have no set repayment date and no monthly loan repayments. Instead, the loan plus accrued interest is repaid from the sale of the property following death, a move into long term care or sheltered accommodation or moving house. Underwriting criteria and the management of risks associated with Lifetime lending also differ from traditional mortgages in that the amount of loan available to a customer is determined by reference to their age and the value of their property. Lifetime loans accounted for 1.4% of gross new residential lending in 2005, and Management expects that Lifetime loans will continue to grow in 2006.

Northern Rock also offers a Buy to Let product which is focused on lending to private investors secured on good quality residential properties with low loan-to-value ratios (or "**LTVs**"). Such lending accounted for 4.9% of Northern Rock's year end mortgage portfolio compared to 4.0% as at December 31, 2004. Gross mortgage lending amounted to 7.1% of total gross lending in 2005 compared to 6.4% in 2004.

An analysis of Northern Rock's gross residential mortgage lending by product type over the last three years is shown in the following table.

Analysis of Gross Mortgage Lending by Product Type

	2005	2004	2003
	(%)	(%)	(%)
Fixed rate (up to 2 years)	25	46	46
Fixed rate (over 2 years)	29	8	10
Cashback	1	1	1
Discount	8	16	14
"together"	29	21	25
Lifetime	1	2	4
Buy to Let	7	6	2

A normal condition of upfront incentives is that incentive repayment charges are payable by the borrower in the event of repayment within a specified time. The purpose of such charges is to mitigate the risk of early repayment to ensure that Northern Rock achieves the required profitability from each mortgage. Since 2002, and in line with market practice, Northern Rock has increasingly offered products with shorter early repayment charge periods but with consequently lower levels of incentives, as well as tapering early repayment charges which reduce over the early repayment charge period. A "Base Rate Pledge" is also maintained whereby Northern Rock guarantees that the variable rate paid during the early repayment charge period will be the lower of Northern Rock's standard variable rate or the Bank of England's base rate plus an agreed percentage.

Northern Rock has increased its mortgage lending principally due to attractive pricing combined with effective distribution and processing. This growth has been achieved while maintaining arrears

levels at December 31, 2005, which were significantly below the UK industry average as shown in the following table:

Arrears[1]	Northern Rock	UK Industry Average[2]
	% of total mortgages	
3-6 months	0.31	0.54
6-12 months	0.08	0.30
Over 12 months	0.00	0.12
Total	0.39	0.96

Notes:

(1) For additional information regarding historical arrears levels, see "Selected Statistical Information – Analysis of Residential Mortgage Loans in Arrears" below.

(2) Source: Council of Mortgage Lender's figures for the year ended December 31, 2005.

Northern Rock has adopted a low risk policy to mortgage lending and utilizes a sophisticated credit scorecard to assist in minimizing credit risk. Credit assessment takes into account, among other things, income multiples, loan to value criteria, credit history and the amount of the loan. As noted above, Northern Rock's policy is for all residential mortgage loans to be first charges on the mortgaged property, and Management closely monitors exposure limits based upon loan-to-value ratios, loan size, and geographic distribution within its residential mortgage loan portfolio. For additional information regarding how the Group manages credit risk in connection with new lending, see "Financial Risk Management – Credit Risk". The Group's lending practices are consistent with other similar financial institutions operating in the United Kingdom. Such practices differ in certain respects from lending practices of similar institutions operating in the United States. See "Selected Statistical Data-Problem and Non-performing Loans and Advances-Differences in Lending and Accounting Practices" herein for additional information.

The proportion of Northern Rock's lending to first time buyers was 24% in 2005 compared with 21% in 2004 and 23% in 2003. Northern Rock also manages risk through monitoring LTVs. LTVs represent the percentage that a particular mortgage loan relates to the estimated value of the residential property securing such loan. In 2005 the average LTV of Northern Rock's new residential lending was 78% compared to 76% in 2004 and 75% in 2003. In 2005, lending in excess of 90% LTV was 30%, compared with 23% in 2004 and 26% in 2003. Northern Rock has almost no loans with an LTV ratio in excess of 95%. The trend of higher volumes of high LTV lending in 2005 and 2004, together with a reduction in house price inflation in recent years, have resulted in the average indexed LTV of Northern Rock's residential mortgage lending portfolio increasing to 58% as at December 31, 2005 from 53% as at December 31, 2004. Northern Rock also avoids large loans with only 3.4% of new lending above £500,000 in 2005.

In addition to new mortgage loans, Northern Rock offers further secured advances on existing mortgaged property to customers consistent with the lending criteria discussed above.

Commercial secured lending

Northern Rock engages in a limited amount of commercial secured lending. Commercial secured lending provides a diversification of assets and enhances interest margin for the Group. Northern Rock has a commercial loan portfolio which comprises two types of loans: loans secured on residential property and loans secured on non-residential property. Northern Rock also has securitized certain commercial loans that are secured on non-residential properties in connection with its securitization program. The amount outstanding in respect of these types of loans at December 31, 2005, was as follows:

Commercial Secured Loans	£ millions	% of total assets
Advances secured on residential property[1]	814	1.0
Advances secured on non-residential property	1,523	1.9
Total commercial secured loans	2,337	2.9

Note:

(1) For statutory reporting purposes, these advances are included within advances secured on residential property.

Commercial loans secured on residential property mainly consist of loans to individuals or corporates and residential investment property portfolios. In addition, there is a small historical element of social lending to organizations such as housing associations, also secured on residential property. Commercial loans secured on residential property attract the same regulatory risk weighting as advances to owner-occupiers secured on residential property if lending to an individual, or an increased regulatory risk weighting if lending to a corporate body.

Loans secured on non-residential property consist of more traditional types of commercial secured lending. Such loans represent loans to individuals or corporations to support investment in properties mainly for retail, office or industrial use. Loans secured on non-residential property have traditionally carried higher risk of default and accordingly carry a higher regulatory risk weighting than loans secured on residential property. As noted above, certain loans secured on non-residential property were securitized by Northern Rock during 2002. As at December 31, 2005, the balance of such loans amounted to £780 million.

Northern Rock closely monitors and controls the risks involved in commercial lending, specializing in lending to the investment property sector. The maximum LTV ratio for a commercial loan will depend on the quality of the borrower, tenants and assets. Close attention is also given to the borrower's ability to service the loan as well as the terms of underlying leases of tenants. In addition to individual loan underwriting criteria and management, Northern Rock has closely monitored portfolio exposure limits to control exposure to individual sectors, LTV, loan size and interest only periods.

Northern Rock's commercial loan portfolio continues to perform well with only ten loans (representing 0.42% of the total number of commercial loans) more than three months or more in arrears on December 31, 2005 as compared to 8 loans (representing 0.3% of the total number of commercial loans) more than three months or more in arrears at December 31, 2004.

Management intends to continue to grow its commercial secured loan portfolio cautiously during 2006 while maintaining the existing level of credit quality throughout the portfolio.

Personal unsecured lending

The Group also engages in personal unsecured lending. For the year ended December 31, 2005, gross lending attributable to personal unsecured loans was £2,853 million (of which £883 million related to "together" unsecured loans, and £1,970 million to stand-alone personal unsecured loans), as compared to £2,792 million for 2004. Year-end balances of personal unsecured lending totalled £5,843 million at December 31, 2005 compared with £4,643 million at December 31, 2004. Personal unsecured lending is considered to be an area of potential profitable growth for Northern Rock, particularly for such lending made as part of the "together" product which is considered to be a lower risk product as supported by its arrears performance.

The Group out-sources the processing and administration of part of its personal unsecured loan portfolio to Ventura, a UK company and part of the Next Group plc, which receives an administration fee. Northern Rock underwrites, prices and funds the loans, earning premium rates of interest compared to residential mortgage lending. Additional fee income is generated from the relationship with the customer through the sale of payment protection insurance. The "together" unsecured loans are administered in-house.

Personal unsecured lending carries more risk than residential mortgage lending and accordingly carries a 100% risk weighting for purposes of determining the Group's regulatory capital requirements. Default risk on personal unsecured lending is greater because such lending is unsecured. In order to mitigate such risks, Northern Rock uses a sophisticated credit scorecard designed to evaluate the borrower's ability to repay the loan. In addition, Northern Rock imposes a maximum limit on the size of personal unsecured loans and encourages customers to take out payment protection insurance. See "Financial Risk Management – Credit Risk" below for additional information regarding how the Group addresses credit risk in connection with new lending. At the end of 2005, only 0.98% of unsecured personal loans were three months or more in arrears, and only 0.78% of "together" unsecured accounts were three months or more in arrears as compared with 1.04% and 0.77%, respectively, at the end of 2004.

Insurance

In conjunction with its core business of providing residential mortgage loans, the Group is also involved in general insurance distribution, life assurance distribution and the provision of mortgage indemnity insurance.

General insurance distribution

Northern Rock distributes a limited range of household building and contents and payment protection insurance products, primarily to its residential mortgage customers, through third party providers. Under arrangements with third party providers, Northern Rock receives a commission on policies sold, but does not take any underwriting risk from policies. Building and contents policies are provided through an exclusive arrangement with Axa Insurance, a member of the Axa Group of companies. The Group also distributes payment protection products for mortgage and unsecured lending customers underwritten by Legal and General Insurance Limited and Pinnacle Insurance plc respectively, for which the Group receives commissions.

Commissions from general insurance sales provide an important source of non-interest income for the Group. The Group's strategy in general insurance is to continue to act solely as a distributor of a range of flexible insurance products, maintaining its existing insurance customer book through an active retention strategy and improving its sales to new borrowers and other customers. Management believes that strong competition in the market, particularly from direct insurance providers, will continue. In confronting this competition, Northern Rock's relationships with its third party providers should enable it to retain product and pricing flexibility and participate in profits without underwriting risk.

Life assurance distribution

The Group has a close relationship with Legal & General, a leading UK life assurance provider. Northern Rock's residential mortgage customers are routinely referred to Legal & General for advice on life assurance products, including endowment products. Northern Rock receives a commission for introducing these customers to Legal & General. Northern Rock plans to continue to act as an introducer for Legal & General.

Other Activities

Personal banking

Northern Rock provides a limited range of money transmission facilities, including check guarantee and debit cards, to its current account customers. At December 31, 2005, the Group had approximately 149,000 current accounts with balances of £226 million. Northern Rock's customers also have access to approximately 19,000 automated teller machines (**"ATMs"**) through the LINK network in the United Kingdom which allows Northern Rock customers to engage in limited money transmission transactions at certain financial institutions other than Northern Rock.

Mortgage indemnity guarantee insurance

Northern Rock Mortgage Indemnity Company Limited ("**NORMIC**") is the Group's captive insurance company based in Guernsey. Up to December 31, 2002 NORMIC provided mortgage indemnity guarantee insurance to Northern Rock in the event of losses being incurred following repossession of a property from a defaulting borrower. As from January 1, 2003 Northern Rock ceased purchasing mortgage indemnity guarantee insurance from NORMIC. Existing cover remains in force, although coverage for mortgage loans is cancelled in the event that a further advance is granted with respect to those mortgage loans.

Retail Funding

At December 31, 2005, Northern Rock had retail funding deposits of £20.1 billion, representing a market share of approximately 1.8% of UK retail savings balances, based upon Bank of England statistics. Net new retail funding in 2005 amounted to £2,809 million, including interest credited of £565 million. Retail funding represented 26% of total funding, including securitized bonds, of the Group at December 31, 2005. Northern Rock intends that loans and advances not subject to securitization will be funded in the medium term at least 50% by retail funding.

Northern Rock provides a wide range of retail savings products, including demand deposit accounts, notice accounts and short term fixed rate bonds. In addition, Northern Rock provides tax efficient accounts (ISAs) and tracker accounts on which interest rates are automatically linked to UK bank base rates, as set by the Monetary Policy Committee of the Bank of England from time to time. Funding during the year was largely into Northern Rock's Silver Savings account for the over 50s, launched in September 2004 and supplemented in 2005 by the introduction of a 30 day notice account. For a discussion of how Northern Rock manages exposure to interest rate movements when there is a mismatch between interest rate sensitive assets (such as loans) and liabilities (such as retail deposits), see "Financial Risk Management – Mark Risk – Interest Rate Risk" and "– Interest Rate Sensitivity Cap" below.

Management believes that the primary determinant for attracting retail savings is the interest rate offered to savers. Accordingly, Northern Rock pursues a strategy of launching competitive products, utilizing its cost advantage. It gathers retail funds from a number of sources, namely its branch network, postal accounts, offshore accounts (administered in Guernsey and Ireland), telephone accounts gathered by its Save Direct division and internet-based deposit accounts.

The table below provides information regarding the various types of accounts through which the Group obtained retail funds as at December 31, 2005, 2004 and 2003:

	At December 31,		
	2005	2004	2003
	(£ millions)		
Branch accounts	5,114.7	3,084.4	2,437.2
Postal accounts	8,714.3	7,554.5	6,230.8
Offshore accounts	2,965.4	2,499.4	2,405.9
Telephone accounts	698.6	896.3	1,339.8
Internet accounts	2,047.9	2,503.4	2,891.4
Legal & General branded accounts	563.5	752.2	1,037.7
Total retail balances	20,104.4	17,290.2	16,342.8

In response to consumer concerns over industry practices relating to the introduction of new savings products, Northern Rock operates a "Savings' Pledge". The Savings' Pledge is designed to ensure that Northern Rock's retail savings customers receive notifications and other important information significantly in excess of the industry standards and those required to comply with the UK Banking Code. The Savings' Pledge assures that Northern Rock's retail savings customers are notified in writing every time Northern Rock makes a change to the interest rate on their accounts, launches a new savings product which is available to the majority of them, or changes the terms and conditions on their accounts. Any decreases in rates of interest paid will be introduced only after a

period equivalent to any notice period on the account affected. Management believes that the Savings' Pledge gives Northern Rock a competitive advantage in the UK retail savings market.

The UK retail savings market has been subject to strong competition. During the late 1990s and 2000, new entrants such as insurance companies and certain retailers increased competition and since then competition has been maintained by the introduction of stand alone internet banks or brands. The effect of such competition has been an increase in the relative cost of retail funds and especially for new retail funds. Consequently, Northern Rock has funded its asset growth primarily through the wholesale markets, securitization and covered bonds whilst maintaining its market share of retail funds. Management expects this funding strategy to continue throughout 2006.

Treasury and Wholesale Funding

The Treasury department provides treasury services to the Group. It has three main objectives: (i) to manage the Group's liquidity and investments, (ii) to raise funds through the wholesale, covered bonds and securitization markets and (iii) to manage interest rate and currency risks. Total investment income from the Group's liquidity and investment activities amounted to £472.9 million for the year ended December 31, 2005, £410.3 million for the year ended December 31, 2004 and £256.6 million for 2003. Income from these activities accounted for 11.3% of total income for the year ended December 31, 2005, 12.7% of total income for 2004 and 10.95% of total income for 2003.

Northern Rock raises wholesale funds from a variety of sources, including time deposits, certificates of deposit, commercial paper and medium-term notes. Funding from wholesale, covered bonds and securitization markets, excluding subordinated liabilities, amounted to £13.5 billion at December 31, 2005, representing 82.8% of total funding.

Treasury aims to achieve a diversified source of wholesale funding both geographically and by categories of investors, as well as a range of maturities to prevent dependence on any particular funding sector. With regard to the geographical distribution of wholesale funding sources, a variety of programs are currently in place to raise both short-term and long-term funding globally, although principally in the US and Euro capital markets. With regard to categories of investors, such programs currently can access both institutional and retail investors in the Euro and French commercial paper and Euro medium-term note market, as well as institutional investors in the commercial paper and medium-term note markets in the United States.

Since 1999, Northern Rock has been a major issuer of securitized bonds. Securitization involves the sale of residential mortgage loans by Northern Rock at par to special purpose securitization companies, which fund their purchase through the issuance of mortgage backed securities. Northern Rock also makes interest bearing subordinated loans to the special purpose companies, the repayments of which are subordinated to the claims of the holders of the mortgage-backed securities. Other than the subordinated loan and the provision of mortgage indemnity guarantee insurance via a subsidiary company, with respect to certain of the securitized mortgage loans originated before January 1, 2003 (see "– Other Activities – Mortgage Indemnity Guarantee Insurance"), Northern Rock does not guarantee any of the liabilities of the special purpose companies.

In November 2005, Northern Rock completed its first Whinstone transaction transferring around 80% of the reserve fund risk relating to pre 2005 Granite residential mortgage securitizations to third party investors, therefore reducing the potential exposure to downturn credit risk. On June 20, 2006, a second Whinstone transaction was completed. These transactions reduce the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital; an important step in advance of Basle II. By retaining a small portion of the first loss, Northern Rock continues to align the interests of securitization investors and the Company and demonstrates its confidence in the credit performance of the mortgage portfolios.

The following table sets out details of Northern Rock's securitization issues.

Securitization Company	Date	Gross assets securitized
		(£ millions)
Residential:		
Granite Mortgages 99-1 plc	October 1, 1999	600
Granite Mortgages 00-1 plc	March 1, 2000	750
Granite Mortgages 00-2 plc	September 25, 2000	1,300
Granite Mortgages 01-1 plc	March 26, 2001	1,500
Granite Mortgages 01-2 plc	September 28, 2001	1,500
Granite Mortgages 02-1 plc	March 20, 2002	2,420
Granite Mortgages 02-2 plc	September 23, 2002	2,748
Granite Mortgages 03-1 plc	January 21, 2003	3,010
Granite Mortgages 03-2 plc	May 21, 2003	2,495
Granite Mortgages 03-3 plc	September 24, 2003	2,225
Granite Mortgages 04-1 plc	January 28, 2004	3,472
Granite Mortgages 04-2 plc	May 26, 2004	3,650
Granite Mortgages 04-3 plc	September 22, 2004	4,000
Granite Master Issuer plc	Various	12,864(1)
Commercial:		
Dolerite Funding No. 1 plc	June 24, 2002	500
Dolerite Funding No. 2 plc	July 18, 2005	600
Whinstone Capital Management Limited	November 9, 2005	423

Note:

(1) A further £9,020 million of assets have been securitized via Granite Master Issuer plc since December 31, 2005.

Securitization provides Northern Rock with an alternative source of funding which is also capital efficient. Management intends to continue to use securitization as a funding source during 2006 and beyond. Already, as of January 25, 2006, a further securitization of £6.0 billion of residential mortgages has been completed and on May 25, 2006 a further £3.0 billion was completed.

The Group invests in a wide range of liquid assets, including fixed deposits, certificates of deposits, commercial paper, gilts, floating rate notes and structured investments to meet regulatory requirements and agreed operational limits. The Group does not operate trading portfolios although income maximization is targeted and profits are taken when opportunities arise. At December 31, 2005, 97% of treasury counterparty exposures were rated single A or better. There is no exposure to emerging markets or non-investment grade debt.

In 2005 Northern Rock raised €3.5 billion (£2.4 billion) from two further issues from its €10 billion covered bond programme established in 2004. This provided further ongoing diversification of the investor base. The second transaction raised funds with a maturity of 15 years priced at mid swaps plus 11bps helping to lower the average cost of new funding. To date in 2006, a further €2.0 billion of covered bonds were issued. The covered bonds are secured by a pool of ring-fenced residential mortgages. The credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitization transactions (Graphite) providing further capital benefits.

Treasury provides risk management services to the Group and makes use of off-balance sheet instruments such as swaps, futures and options, which reduce the Group's exposure to changes in interest rates and currency rates. See "Financial Risk Management" below for further details of risk management.

Distribution Network

The Group operates a diversified, low cost distribution network. In addition to serving existing customers, this has enabled Northern Rock to grow its business while controlling costs. Northern Rock has centralized the administration of mortgages and savings products and increased the network's emphasis on sales. The distribution network is targeted to achieve volume growth principally in residential mortgage lending and insurance sales and to support the Group's retail

funding objectives. Developments in the network have focused on cost efficiency and meeting the needs of customers who are increasingly prepared to transact business by mail, telephone or by e-commerce.

The distribution network for the Group's products consists of the following:

- branches;
- intermediaries;
- mortgage sales centers;
- telemarketing;
- postal retail funding;
- offshore retail funding;
- regional commercial lending centers; and
- the internet.

Branches

Traditionally branches were a major source of mortgage lending and retail funding for retail banks. Northern Rock has achieved volume growth and geographical spread in its core markets through alternative and more cost efficient distribution means which have resulted in a reduction in its branch network, which is located mainly in the North of England.

All branches sell Northern Rock's core residential mortgage and retail savings products (excluding postal and telemarketing products), personal lending and third party insurance. Branches concentrate on customer service and selling new business and perform little mortgage processing, which has been centralized. There were 56 branches open at the end of 2005.

Northern Rock opened 2 new mortgage branches in major UK cities in 2005. In addition a further 5 are planned in each of 2006 and 2007. These outlets will enhance mortgage and personal lending distribution but do not currently provide retail deposit facilities (it is Northern Rock's intention to introduce retail deposit facilities into all mortgage branches from 2007).

Intermediaries

Distribution through intermediaries accounted for approximately 90% of new mortgage lending in 2005 as compared with 88% of new mortgage lending in 2004 and 87% in 2003. Distribution through intermediaries allows Northern Rock to achieve national distribution coverage. Such intermediaries range from large UK insurance companies to small independent mortgage advisors, which operate within "groups" or independently. Intermediaries are supported locally by business development sales teams. Depending on the arrangements in place between Northern Rock and a particular intermediary, intermediaries are compensated for introducing the mortgage business in line with general market practice. Management expects that strong relationships with intermediaries will continue to be an important element of Northern Rock's distribution strategy.

The processing of intermediary introduced business is primarily routed through Northern Rock's Online systems. Northern Rock launched a new online service for intermediaries in July 2005. Since then the proportion of online business has increased from 20% of all introduced business to around 70%. The online system provides instant decisions and allows the introducer to submit intelligent pre-populated applications. Online business is more efficient to process as the intermediary is inputting the application data which is automatically populated into Northern Rock's processing systems. This in turn improves the service the intermediary receives.

Mortgage sales branches

Northern Rock currently has 15 mortgage branches, mainly located in areas where Northern Rock does not have branches, including Central England and the South of England. Mortgage branches have been important in helping to establish a national lending base. Such branches are situated in good secondary locations, and are to be supplemented during 2006 and 2007 by the 10 new mortgage branches discussed above.

Telemarketing

Telemarketing plays an important role in generating retail funding and new residential mortgage lending.

Northern Rock Direct is a telephone-based direct marketing and selling operation. It sells mortgages and associated third party insurance products or creates leads for branches or mortgage sales centers through telephone contact with customers initiated by advertising and inclusion of products in "best buy" tables featured in most national and regional newspapers. Northern Rock also operates a stand-alone mortgage retention unit which is important in retaining existing customers.

Postal retail funding

On-shore postal-based savings accounts were introduced by Northern Rock in 1992. Fixed rate postal bonds having maturities of one year or more have proven to be popular with balances of £8.7 billion at December 31, 2005.

Offshore retail funding

Offshore postal, telephone and internet accounts, offered through Northern Rock (Guernsey) Limited, are aimed at attracting large value retail deposits. Northern Rock Ireland, a branch of Northern Rock based in Dublin, offers postal, telephone and internet accounts in the Irish market. At December 31, 2005, offshore balances amounted to £1.9 billion, with accounts offered in pounds sterling, US dollars and euro.

Regional commercial lending centers

Northern Rock operates a network of eight specialized regional commercial lending centers located in areas where Northern Rock has identified a demand for commercial loan finance.

Internet-based distribution

Northern Rock has adopted e-commerce as an integral part of the Group's distribution strategy and has not developed a stand-alone, separately branded internet bank.

The Northern Rock website provides current and potential customers, and intermediaries, with round-the-clock access to the Group's full range of mortgages, savings accounts, loans and other products. Separate sites are operated for offshore products offered by Northern Rock (Guernsey) Limited and Northern Rock Ireland.

In addition to providing the latest mortgage and savings rates, the website permits visitors to, among other things, apply on-line for a personal unsecured loan, submit a full mortgage application, complete a mortgage pre-qualification form, calculate repayments on mortgage products, save on-line and locate the nearest branch. Within the website, a dedicated area has been established to provide mortgage intermediaries with product information and obtain on-line decisions, submit applications and track their progress through to completion.

During 2005, an internet based savings account which moves in line with UK bank base rates continued to be popular. At the end of 2005, balances in this account amounted to £2.0 billion.

Lending business generated via the internet during 2005 amounted to loan applications of approximately £11.6 billion, with approximately 28% of such applications related to unsecured loans and 72% related to mortgages. These volumes represented approximately 28% of all mortgage applications, mainly via Northern Rock's intermediary online systems and 61% of unsecured loan applications.

Further development of internet activities will be focused on functions that are likely to generate significant levels of customer and intermediary demand, as well as cost effectiveness, while at the same time providing a secure and resilient environment for on-line users.

Capital Expenditures and Divestitures

Northern Rock, consistent with its core business of UK residential mortgage lending, has not undertaken significant capital expenditures (other than for head office expansion) or divestitures over the prior three year period. A summary of capital expenditures is set out in the following table.

	2005	2004	2003
		(£ millions)	
Land & Buildings	9.4	28.7	13.8
Plant, equipment, fixtures, fittings & vehicles	17.7	9.6	5.2
Computer software	21.8	22.1	24.6
Total	48.9	60.4	43.6

Northern Rock is expanding its main head office building in the North East of England. The total property costs associated with such building amounted to £38.5 million over the three years, ended December 31, 2005.

Capital divestitures over the prior three year periods are set out in the following table.

	2005	2004	2003
		(£ millions)	
Land & Buildings	4.2	4.2	0.2
Plant, equipment, fixtures, fittings & vehicles	1.0	1.5	1.0
Computer software	—	—	—
Total	5.2	5.7	1.2

Northern Rock does not currently have any material capital divestitures in progress. See Note 26 to the Consolidated Financial Statements included elsewhere herein for additional information regarding Northern Rock's tangible fixed assets as at December 31, 2005.

The Northern Rock Foundation

In connection with the conversion of Northern Rock to a public limited company on October 1, 1997, The Northern Rock Foundation was established as an independent charitable company limited by guarantee in England and Wales. The establishment of The Northern Rock Foundation was intended to express Northern Rock's commitment to its mutual history and to the region from which its business has drawn much of its strength. The Northern Rock Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. Pursuant to a deed of covenant entered into by Northern Rock, The Northern Rock Foundation is entitled to receive 5% of Northern Rock's annual consolidated profit before tax. The Northern Rock Foundation has received non-voting and non-dividend paying Foundation Shares which would convert into just under 15% of the ordinary share capital of Northern Rock only in certain circumstances, principally involving a change in control of Northern Rock, in which event the deed of covenant would terminate.

Employees

The average number of persons employed by Northern Rock and its subsidiaries during the last three years is set forth below:

	Full Time Employees			Part Time Employees		
	2005	2004	2003	2005	2004	2003
Northern Rock core businesses	4,569	3,916	3,448	1,210	1,064	952

Property

The property interests of the Group at December 31, 2005, consisted of the following:

Type	Freehold	Long Term[1] Leasehold	Other Leasehold	Total
Branches[4]	27	0	28	55
Commercial Lending[2]	0	0	7	7
Head Office	1	4	1	6
Miscellaneous (Area offices, ATM and others)	1	1	22	24
Mortgage Processing	0	0	2	2
Mortgage branches	0	0	15	15
Non-operational	0	0	2	2
Vacant	0	0	1	1
Total	29	5	78	112

Notes:

(1) Long-Term Leaseholds generally consist of leaseholds in excess of 50 years unexpired.

(2) Commercial Lending Offices total 8 but one is based above a branch and is counted in the freehold branch category above.

(3) Northern Rock operates 3 Remote Mortgage Processing Centres but one is located above a branch office and the property is included in the freehold branch category above.

(4) Northern Rock operate 56 branches but one of these is a head office (staff facility) and the property holding is already included in the head office freehold category above.

Legal Proceedings

Northern Rock and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolutions of which are not expected to have a material adverse effect on the business, financial position or results of operations of the Group.

Enforcement of Civil Liabilities

Northern Rock is a public limited company incorporated and registered in England and Wales. All of its directors and executive officers are non-residents of the United States. All or a substantial portion of the assets of such non-resident persons and of Northern Rock are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or Northern Rock or to enforce them against them in United States courts' judgments obtained in such courts predicated upon civil liability provisions of the federal securities laws of the United States. Northern Rock has been advised by its UK counsel that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for the enforcement of judgments of US courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on the Consolidated Financial Statements of the Group included elsewhere in this Offering Circular. This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See "Forward-Looking Statements" above. As a consequence of the introduction of IFRS the 2005 balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is excluded in the discussion below to enable management's view of underlying performance to be separately identified. Adjusted GAAP figures utilized in certain tables in this section and elsewhere in this Offering Circular reflect the non-recurring nature of certain items to aid compatibility between years. Unless as otherwise disclosed, all data presented below in the tables represents statutory information.

Critical Accounting Estimates

Critical accounting estimates are defined as those accounting policies that require management's most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Management believes that of its critical accounting estimates (see Note 1 to the Consolidated Financial Statements), the following represent the Group's critical estimates.

Impairment losses on loans and advances

Individual impairment losses on loans and advances are calculated based on an individual valuation of the underlying asset. Collective impairment losses on loans and advances are calculated using a statistical model. The key assumptions used in the model are the probability of any account going into default in the next twelve months, the loss incurred in the event of possession or write off, the roll rates of borrowers moving from lower levels of arrears to serious arrears and possession or write off, and the time period from the date of the event causing the loss to the date of realisation of the property or write off. The probability of accounts going into default is based on application and behavioural scorecards, which are regularly recalibrated to take account of current circumstances. These key assumptions are based on observed data from historical patterns from lending over previous years and are updated regularly based on new data as it becomes available. In addition, management considers how appropriate past trends and patterns might be in the current economic situation and makes any adjustments that it believes to be necessary to reflect current conditions. The accuracy of the impairment calculation would therefore be affected by unexpected changes to the economic situation, inaccuracies within the models used compared to actual outcomes and assumptions which differ from actual outcomes.

Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of instruments carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgement and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used compared to actual outcomes and incorrect assumptions.

Average life of secured lending

IAS 39 requires interest earned from mortgage lending to be measured under the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash

receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

Management must therefore use judgement to estimate the expected life of each instrument and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behaviour, inaccuracies in the models used compared to actual outcomes and incorrect assumptions.

Pension benefits

The present value of the pensions obligations is dependent upon an actuarial calculation which includes a number of assumptions. These assumptions include the discount rate, which is used to determine the present value of the estimated future cash outflows that will be required to meet the pension obligation. In determining the appropriate discount rate to use, the Group considers market yields of high quality corporate bonds denominated in sterling that have terms to maturity approximating the terms of the pension liability. Other key assumptions for pensions benefits including mortality tables are based in part upon current market conditions. Additional information is included in Note 7 to the Consolidated Financial Statements included on pages F-1 to F-118.

Results of operations for the year ended December 31, 2005, compared with the year ended December 31, 2004.

The 2005 results have been prepared using IFRS as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, December 31, 2005 and which differ significantly to UK GAAP used in the preparation of previously reported financial statements.

Analysis of the results is complicated as a result of certain IFRS only having been applied from January 1, 2005. This means that the revised 2004 statutory results only include the impact of certain of the IFRS used in the preparation of the 2005 results. As a consequence Northern Rock has included in comparisons set out below, 2004 results prepared on a proforma basis, incorporating the impact of IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. This impact includes the treatment of interest income and fees and the reclassification of certain funding instruments from debt to non shareholders' equity but excludes the effects of accounting for derivatives under IFRS which differs from that applied under UK GAAP.

As a consequence of the introduction of IFRS the 2005 balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is excluded in the discussion below to enable management's view of underlying performance to be separately identified.

Summary income statements shown on a reported statutory basis and on an underlying basis for 2005 and on a reported statutory and proforma basis for 2004 are set out as follows:

	2005		
	Statutory	Adjustments	Underlying
		(£ millions)	
Net interest income	752.3	(45.5)	706.8
Other income	129.0	—	129.0
Net hedge ineffectiveness and other unrealized fair value gains and losses[(1)]	(56.4)	56.4	—
Total income	824.9	10.9	835.8
Administrative expenses	(249.4)	—	(249.4)
Covenant to The Northern Rock Foundation	(24.7)	(0.5)	(25.2)
Operating expenses	(274.1)	(0.5)	(274.6)
Impairment losses on loans and advances	(56.6)	—	(56.6)
Profit before taxation	494.2	10.4	504.6
Income tax expense	(144.9)	(3.0)	(147.9)
Profit for the year	349.3	7.4	356.7
Attributable to:			
Appropriations	48.6	—	48.6
Profit attributable to equity shareholders	300.7	7.4	308.1
Total	349.3	7.4	356.7
Earnings per share (pence)	72.5p		74.3p

Note:

(1) The income statement shows "Net hedge ineffectiveness and other unrealised fair value gains and losses" as a negative figure of £56.4 million. This reduces to £10.9 million negative after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income.

	2004		
	Statutory	Adjustments[(1)]	Proforma
		(£ millions)	
Net interest income	466.9	145.8	612.7
Other income	252.3	(140.5)	111.8
Total income	719.2	5.3	724.5
Administrative expenses	(218.3)	1.4	(216.9)
Covenant to The Northern Rock Foundation	(21.6)	(0.5)	(22.1)
Operating expenses	(239.9)	0.9	(239.0)
Impairment losses on loans and advances	(48.5)	—	(48.5)
Impairment of fixed asset investments	4.5	—	4.5
Profit before taxation	435.3	6.2	441.5
Income tax expense	(125.8)	(1.9)	(127.7)
Profit for the year	309.5	4.3	313.8
Attributable to:			
Appropriations	—	42.6	42.6
Profit attributable to equity shareholders	309.5	(38.3)	271.2
Total	309.5	4.3	313.8
Earnings per share (pence)	74.9p		65.7p

Note:

(1) Proforma adjustments comprise the impact of spreading upfront lending fees and mortgage incentives over the expected life of a loan, the recognition of introducer fees within interest income and the treatment of the coupon payable on certain instruments as an appropriation.

Total assets on a statutory and underlying basis (excluding fair value adjustments) for 2005 are set out in the following table:

	2005	2004
	(£ millions)	
Statutory	82,709	64,881
Underlying	81,057	64,881

Overview

The Group reported statutory profit before taxation for the year ended December 31, 2005 of £494.2 million as compared with £435.3 million for the year ended December 31, 2004, an increase of 13.5%. Reported statutory profit for the year ended December 31, 2005 increased to £349.3 million from £309.5 million for the year ended December 31, 2004, an increase of 12.9%. Profit attributable to equity shareholders decreased by 2.8% to £300.7 million for the year ended December 31, 2005. On the same basis return on equity was 19.3% for the year ended December 31, 2005 compared to 21.6% for the year ended December 31, 2004.

Based on the year ended December 31, 2005 underlying results and the year ended December 31, 2004 proforma results, profit before taxation increased by 14.3% to £504.6 million with profit attributable to equity shareholders increasing by 13.6% to £308.1 million. On the same basis return on equity was 20.8% for the year ended December 31, 2005 compared to 20.9% for the year ended December 31, 2004.

Underlying interest margin increased to 0.97% for the year ended December 31, 2005 from 0.82% in the previous year on a statutory basis and decreased from 1.07% on a proforma basis determined as described above. On this basis, interest margin for 2005 is 10 bps lower than the full year in 2004, but only 3 bps lower than in the first half of 2005. During 2004, 3 month LIBOR was on average 26 bps higher than the Bank Base Rate. Although this differential reduced to 11 bps on average during

2005, there continued to be an adverse effect on the price of Northern Rock's LIBOR related funding. The underlying cost/income ratio for the year ended December 31, 2005 was 29.8% compared to a statutory ratio of 30.4% in 2004 and a proforma ratio of 29.9%. The cost/asset ratio improved to 0.34% from a statutory and proforma ratio of 0.37% in 2004.

Lending

During 2005 Northern Rock achieved record levels of total lending. Total gross lending for 2005 was £26,879 million, an increase of 15.2%, as compared with £23,342 million for 2004, with total net lending for 2005 of £14,555 million, an increase of 12.6% over the £12,932 million for 2004.

The UK residential lending market was weaker in the first half of 2005 compared with the equivalent period in 2004, as a result of falling consumer confidence and a slow down in the housing transaction market. The UK residential lending market improved in the second half of 2005, resulting in gross lending for the year of £287 billion, broadly unchanged from the £291 billion recorded in 2004. The slow down in the housing transaction market during 2005 has, however, resulted in net lending being down 9% at £92 billion for the year ended December 31, 2005 compared to £101 billion for the previous year. UK house prices grew by around 5% in 2005, compared with 15% in 2004 and 25% in 2003.

Northern Rock achieved gross residential lending in 2005 of £23,618 million compared with £20,051 million in 2004 and net residential lending of £13,350 million compared with £11,383 million in 2004, representing increases of 17.8% and 17.3% respectively. Northern Rock's market share of gross residential lending was 8.1% and its market share of net residential lending was 14.4%. Northern Rock's share of redemptions was 5.2%, significantly lower than the closing share of mortgage stock of 6.4%. This was due to Northern Rock's customer retention process and its fair and transparent policy of allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

The "together" range of products, which combines a secured and unsecured loan at one interest rate and one monthly payment, remained popular. Gross lending of "together" products for 2005 amounted to £7.0 billion, of which £6.1 billion were advances secured on residential property representing 28.7% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages have increased to 20.6% of the mortgage portfolio at the year end.

Residential Buy to Let lending focuses on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.9% of the year end mortgage portfolio, compared to 4.0% in 2004, and for 7.1% of gross new residential lending in 2005 compared to 6.4% in 2004.

Lifetime, aimed at homeowners aged over 60 who wish to utilize equity in their homes to enhance their lifestyle, accounted for 1.4% of new gross new residential lending in 2005, compared to 1.8% in 2004. In total the lifestyle products, which are margin enhancing, represented around 37.2% of gross new residential lending and 28.5% of year end mortgage balances compared to 25.3% in 2004.

Of the traditional price-led mortgage products, fixed-rate mortgages remained the most popular in 2005, with 25.3% of Northern Rock's new lending in short term fixed products of up to two years, and 28.8% of new lending in longer term fixed products, up to seven years. This demand reflected customers' preferences to obtain certainty of monthly repayments during a period of rising interest rates.

Competition in the commercial secured lending market remained strong throughout 2005. Both gross and net lending within Northern Rock's commercial lending portfolio slowed as a result of its emphasis on quality rather than volume lending. Gross lending in 2005 amounted to £408 million compared to £499 million in 2004, with net lending amounting to £5 million compared to £182 million in 2004.

Northern Rock's unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. During 2005 gross unsecured lending amounted to £2,853 million compared to £2,792 million in 2004, with net lending of £1,200 million compared to £1,367 million in 2004. Gross standalone unsecured lending amounted to £1,970 million compared to £2,068 million in 2004, with net lending of £744 million in 2005 compared to £1,104 million in 2004. Standalone unsecured gross lending has slowed in line with the number of borrowers who satisfy Northern Rock's credit score and its risk appetite. At December 31, 2005,

unsecured lending balances amounted to £5,789 million compared to £4,581 million as at December 31, 2004, of which 40.0% represented "together" unsecured advances in 2005 and 40.3% in 2004.

Retail Funding

Total retail deposit balances for 2005 increased by £2,809 million to £20.1 billion, an increase of 16.3% from £17.3 billion at December 31, 2004. This increase comprised a net inflow of retail funds for 2005 of £2,244 million plus interest credited of £565 million.

The funding during the year was largely into Northern Rock's Silver Savings account for the over-50s launched in September 2004 and supplemented in 2005 by the introduction of a 30 day notice account. Balances in the Ireland-based operation increased to £1,026 million, with £1,940 million in the Guernsey based off-shore vehicle; at December 31, 2004 these balances were £628 million and £1,871 million respectively.

Non-Retail Funding

Total net non-retail funding for 2005 amounted to £2,317 million with balances at December 31, 2005 amounting to £22.3 billion compared with £19.7 billion at December 31, 2004. Northern Rock's non-retail funding provides a balanced mixture of short and medium-term funding with increasing diversification of the global investor base.

During the first half of 2005, Northern Rock repaid net £2.2 billion, mainly short term funds, following securitization issues. In the second half it raised a net £4.5 billion leaving a full year net funding of £2.3 billion. During the year, Northern Rock raised £2.6 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the US and Europe. This included a US$1.75 billion Extendible Quarterly Securities issue sold to domestic US investors and a US$1.5 billion Floating Rate Note issue sold in Asia and Europe.

Key developments for short term funding included the establishment of a CAD$2 billion Canadian Commercial Paper Programme which provides access to domestic Canadian investors. This program had outstanding balances of CAD$850 million at December 31, 2005.

Securitization

Funding through securitization has remained an integral part of Northern Rock's funding strategy. During 2005, Northern Rock completed four issues raising £12.9 billion. Diversification of Northern Rock's investor base has continued with over 75% of the securitized bonds in 2005 issued in US dollars or euros. The characteristics of the mortgages securitized, in terms of product type, LTV and geographic distribution remain similar to those of Northern Rock's on-balance sheet mortgages.

At December 31, 2005 advances to customers subject to securitization amounted to £39.1 billion compared with £21.9 billion at December 31, 2004, representing 56% and 40% respectively of Northern Rock's total lending portfolios.

Northern Rock has already completed two further securitizations of residential mortgages in 2006 raising £9.0 billion.

Covered Bonds

In 2005 Northern Rock raised €3.5 billion (£2.4 billion) from two further issues from its €10 billion covered bond programme established in 2004. This provided further ongoing diversification of the investor base. The second transaction raised funds with a maturity of 15 years priced at mid swaps plus 11bps helping to lower the average cost of new funding. The covered bonds are secured by a pool of ring-fenced residential mortgages. The credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions (Graphite) providing further capital benefits.

Underlying/proforma net interest income and total income

The introduction of IFRS in 2005 results in significant changes in the presentation and reporting of interest and non-interest income. Upfront lending fees are now spread over the expected life of a loan and included in interest income resulting in a deferral of reported income. Introducer fees are also now recognized within interest income and spread over the expected life of a loan, rather than, as previously, the life of the customer relationship, resulting in an acceleration of the recognition of the cost. Mortgage incentives continue to be offset against interest income but are now spread over the

expected life of a loan rather than over the early repayment charge period. In addition, following the re-classification of certain instruments from debt to equity, the coupon payable on these instruments is now excluded from interest expense and is treated as an appropriation. As these accounting changes were introduced on a statutory basis with effect from January 1, 2005 Northern Rock has prepared comparable 2004 figures on a proforma basis as well as on the statutory basis.

The following table reconciles net interest income and total income on a reported statutory (excluding hedge ineffectiveness) and underlying basis for 2005 and on a reported statutory and proforma basis for 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Reported statutory net interest income	752.3	466.9
Interest implicit in forward exchange contracts	(45.5)	—
Impact of IFRS	—	145.8
Underlying/proforma net interest income	706.8	612.7
Reported statutory other income	129.0	252.3
Impact of IFRS	—	(140.5)
Underlying/proforma other income	129.0	111.8
Reported statutory total income (excluding hedge ineffectiveness)	881.3	719.2
Underlying/proforma total income	835.8	724.5
Based upon the above table total income ratios are as follows:		
Reported statutory		
Total income: mean total assets	1.19%	1.23%
Total income: mean risk weighted assets	3.57%	3.37%
Underlying/proforma		
Total income: mean total assets	1.15%	1.24%
Total income: mean risk weighted assets	3.41%	3.43%

Net Interest Income

The table below sets forth information regarding net interest income for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Interest and similar income:		
On secured advances	3,220.2	2,303.4
On other lending	337.0	323.5
On investment securities and deposits	499.5	362.5
Total interest and similar income	4,056.7	2,989.4
Interest expense and similar charges		
On retail customer accounts	841.7	689.7
On other deposit accounts	2,398.7	1,714.5
On subordinated liabilities	53.7	85.5
On tier one notes	14.0	13.0
On reserve capital instruments	(3.7)	19.8
Total interest payable	3,304.4	2,522.5
Total net interest income	752.3	466.9

Interest and similar income for the year ended December 31, 2005 increased to £4,056.7 million from £2,989.4 million in 2004, an increase of 35.7%. Underlying interest income and similar income increased to £4,056.7 million in 2005 compared to £3,074.3 million on a proforma basis in 2004, an

increase of 32%. The increase reflects a 27.4% increase in average interest earning assets from £57,071.3 million in 2004, to £72,730 million in 2005 and an increase in the average interest rate earned on such assets of 0.34% to 5.58% in 2005 compared with 5.24% in 2004, an increase of 6.5%. The average rate earned on loans and advances to customers increased from 5.42% in 2004 to 5.76% in 2005, an increase of 6.3%

The average rate earned on wholesale debt and money market instruments, which are primarily LIBOR denominated assets, increased from 4.33% in 2004 to 4.49% in 2005, an increase of 0.16% compared with an increase in the average 3 month LIBOR rate of 0.12%. This increase primarily relates to the increase in the 3-month LIBOR during the year.

Interest expense increased to £3,304.4 million in 2005 from £2,522.5 million in 2004, an increase of 31.0%. Underlying interest expense increased to £3,349.9 million in 2005 compared to £2,461.6 million on a proforma basis in 2004, an increase of 36.1%. This reflects an increase in average interest bearing liabilities of 25.4% and an increase in the average interest rate paid of 0.20% from 4.50% in 2004 to 4.70% in 2005. The growth in average interest bearing liabilities was £14,241.8 million. Retail customer accounts increased by £2,471.4 million and wholesale funded liabilities increased by £12,685 million.

The increase in average interest rate paid amounts to 0.20% compared with the increase in the average UK bank base rate of 0.27% and an increase in the average three month LIBOR rate of 0.12%.

The average rate paid on retail customer accounts increased by 0.25%, broadly in line with the increase in the average UK bank base rate. Wholesale funding incurred an average rate of 4.76% in 2005, an increase of 0.21% compared with 4.55% in 2004. This increase is more than the increase in the average three month LIBOR rate of 0.12%, reflecting the re-pricing of Northern Rock's funding as LIBOR rates increased during the year.

Net interest income for the year ended December 31, 2005, was £752.3 million, an increase of 61.1% compared with £466.9 million in 2004. Underlying net interest income increased to £706.8 million for the year ended December 31, 2005 compared to £612.7 million on a proforma basis for 2004, an increase of 15.4%. The increase in net interest income reflects the growth in average interest earning assets, outweighing the effects of the decrease in net interest margin from 0.97% to 0.82%.

The following table presents information regarding interest income (as a percentage of average interest earning assets) and interest expense (as a percentage of average interest bearing liabilities), net interest spread, net interest margin and UK general interest rates for the years ended December 31, 2005 and 2004. The figures contained in the table are calculated from the Average Balance Sheets and Interest Rates presented under "Selected Statistical Information – Average Balance Sheet".

	For the year ended December 31,	
	2005	**2004**
Interest income as a percentage of average interest earning assets	5.58%	5.24%
Interest expense as a percentage of average interest bearing liabilities	4.70%	4.51%
Net interest spread(1)	0.87%	0.73%
Net interest margin(2)	1.03%	0.82%
Average UK bank base rate	4.65%	4.38%

Notes:

(1) Net interest spread represents the difference between the gross yield and the interest expense as a percentage of average interest bearing liabilities. Net interest spread, gross yield represents interest income as a percentage of average interest earning assets.

(2) Net interest margin represents net interest income as a percentage of average interest earning assets.

Other Income

The table below contains details of the items included in other income for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Fee and commission income	157.0	305.1
Fee and commission expense	(28.9)	(64.5)
Other operating income	0.9	11.7
	129.0	252.3

Other income decreased by 48.9% from £252.3 million in the year ended December 31, 2004 to £129.0 million in 2005 on a statutory basis. On a proforma basis non interest income increased by 15.4% from £111.8 million in the year ended December 31, 2004 to £129.0 million in 2005.

Fee and commission income represents commission earned on the sale of third-party insurance and payment protection products to new customers. This source of revenue remained relatively static year-on-year due to reduced sales penetration of new customers and continued high levels of cancellations, both reflecting the benign economic conditions in the UK. Where fees charged on loans are integral to the loan yield, they are classified to interest and similar income, in accordance with the effective interest rate rules of IAS 39. As noted earlier, IAS 39 does not require retrospective adoption. Accordingly the statutory results for the year ended December 31, 2004 above include certain fee and commission income which is included within interest income in 2005 (see previous discussion of Net Interest Income).

Operating Expenses

The table below shows operating expense data for Northern Rock based upon Northern Rock's consolidated results of operations for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Operating Expenses		
Total staff costs	144.5	119.6
Other expenses	81.6	80.5
Depreciation and amortisation	23.3	18.2
Total operating expenses	249.4	218.3
Covenant to The Northern Rock Foundation	24.7	21.6
Total operating expenses	274.1	239.9

Total operating expenses (excluding the covenant to The Northern Rock Foundation) grew to £249.4 million in 2005 from £218.3 million in 2004 representing an increase of 14.2% over statutory operating expenses, and 15% over proforma operating expenses of £216.9 million in 2004. The increase of 15% compares with an underlying increase in underlying assets of 24.9% over 2004 and a rise in underlying income of 15.4% resulting in a cost to asset ratio of 0.34% (2004 statutory – 0.37%, proforma – 0.37%) and a cost to underlying income ratio of 29.8% (2004 statutory – 30.4%, proforma – 29.9%).

The increase in staff costs reflects a 16% increase in staff numbers in response to increased business volumes, salary increases and profit related bonuses. Other expenses increased due to business volumes and depreciation increased primarily due to amortization of head office development costs.

The covenant to The Northern Rock Foundation amounted to £24.7 million for the year ended December 31, 2005, representing 5% of Northern Rock's profit before tax for the year.

Impairment Losses on Loans and Advances

The following table shows the impairment losses on loans and advances in Northern Rock's consolidated profit and loss accounts for the years ended December 31, 2005 and December 31, 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Increase in the allowance during the year:	66.2	51.4
Adjustment resulting from recoveries:	(9.6)	(2.9)
Total	56.6	48.5

The impairment losses on loans and advances for the year ended December 31, 2005 increased by £8.1 million to £56.6 million compared with £48.5 million in 2004, primarily reflecting growth in all loan portfolios. The allowance for loan losses balance at December 31, 2005, was £124.3 million (0.18% of loans and advances to customers) compared with £123.6 million (0.23% of loans and advances to customers) at December 31, 2004.

Profit Before Taxation

The table below provides an analysis of profit before taxation for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Profit before taxation	494.2	435.3

Profit before taxation increased to £494.2 million for the year ended December 31, 2005, from £435.3 million for the year ended December 31, 2004, an increase of 13.5%. Based on 2005 underlying results and the 2004 proforma results, profit before taxation increased by 14.3% to £504.6 million.

Income tax expense

Reported income tax expense for the year ended December 31, 2005 increased by £19.1 million to £144.9 million as compared with the year ended December 31, 2004. The effective tax rate for the year was 29.3% compared with the standard UK corporate tax rate of 30.0%.

Profit for the year

The table below provides an analysis of profits on ordinary activities after tax for the years ended December 31, 2005 and 2004.

	For the year ended December 31,	
	2005	2004
	(£ millions)	
Profit for the year	349.3	309.5
Attributable to:		
Appropriations	48.6	—
Profit attributable to equity shareholders	300.7	309.5
Profit for the year	349.3	309.5

Profit for the year increased to £349.3 million for the year ended December 31, 2005, compared with £309.5 million in 2004, an increase of 12.9%. Based on 2005 underlying results and the 2004 proforma results, profit attributable to equity shareholders increased by 13.6% to £308.1 million.

Return on equity for the year ended December 31, 2005 was 20.8% on an underlying basis and 19.3% on a statutory basis compared with 20.9% in 2004 on a proforma basis and 21.6% on a statutory basis. The return on mean assets decreased by 0.12% to 0.41%, from 0.53% in 2004 on a statutory basis. Based on 2005 underlying results and the 2004 proforma results, return on mean assets decreased by 0.05% to 0.42%.

Liquidity and Capital Resources

The FSA requires the Group to be able to meet its sterling obligations without recourse to the wholesale money markets for a period of at least five business days, and Northern Rock manages its cashflow on a daily basis in order to meet this requirement. The Board has approved a Liquidity Policy Statement which is compliant with the supervisory framework set by the FSA and ensures that the Group is able to meet retail deposit withdrawals, repayments of wholesale borrowing and current lending objectives. For a description of the Liquidity Policy Statement and how the Group manages liquidity risk, see "Financial Risk Management – Liquidity Risk" herein.

Capital adequacy and capital resources are monitored by the Group on the basis of techniques developed by the Basel Committee on Banking Supervision ("**Basel Committee**") as adopted in the European Union pursuant to the Banking Consolidation Directive ("**BCD**") and the Capital Adequacy Directive ("**CAD**") and as implemented in the United Kingdom by the FSA. The basic instrument of capital monitoring is the risk asset ratio as developed by the Basel Committee. This ratio derives from a consideration of capital as a cover for the credit risk inherent in Group assets. The Basel Committee sets a minimum risk asset ratio for international banks of 8%. The FSA sets minimum risk asset ratios on an individual basis for the banks it supervises. These are set with regard to the minimum standards set by the Basel Committee and the particular circumstances of each bank.

Capital is defined by reference to the BCD, and divided into "**Tier 1**" capital, "**Tier 2**" capital and "**Tier 3**" capital. Tier 1 capital consists of ordinary and preference shareholders' funds after deducting goodwill. Tier 2 capital includes general provisions and certain debt capital instruments, particularly dated and undated subordinated debt. Tier 3 (or ancillary) capital consists of short-term subordinated debt and minority interests in Tier 3 capital. The BCD and the CAD will be "recast" on July 20, 2006 as amended as a result of the EU's adoption of the New Basel Capital Accord. See "Supervision and Regulation – New Basel Capital Accord" herein.

The table below analyzes the Group's consolidated capital resources at December 31, 2005 and 2004:

	2005	2004
	(£ millions, except percentages)	
Tier 1 Capital:		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Retained earnings	1,426.5	1,401.6
Pension scheme	23.1	34.8
Reserve capital instruments	299.3	300.0
Tier one notes	223.9	200.0
Goodwill and intangible assets	(78.2)	(73.1)
Total Tier 1 capital	2,032.6	2,001.3
Upper Tier 2 Capital:		
Perpetual subordinated debt	736.5	746.4
Collectively assessed impairment allowances	119.0	83.1
Total Upper Tier 2 capital	855.5	829.5
Lower Tier 2 Capital:		
Term subordinated debt	785.3	769.3
Total Tier 2 Capital	1,640.8	1,598.8
Deductions	(449.8)	(374.7)
Total capital	3,223.6	3,225.4
Total Risk Weighted Assets	26,295.9	23,030.9
Risk asset ratios:		
Tier 1 ratio	7.7%	8.7%
Total capital	12.3%	14.0%

On June 29, 2006 Northern Rock issued £400 million of non cumulative preference shares. Except for the issuance of £400 million non cumulative preference shares noted above, there has been no material change in the Group's consolidated capital resources since December 31, 2005.

Although management believes that Northern Rock could operate with a lower level of Tier 1 capital, it has maintained Tier 1 and total capital ratios above the minimum standards for Northern Rock, as set by the FSA, in order to maintain the continued confidence of investors. Management intends to continue to manage Northern Rock's capital position with a view to optimizing shareholder value while at the same time considering the interests of customers and investors.

Northern Rock raises no capital through off balance sheet entities nor does it use off-balance sheet entities to manage its capital on a temporary basis. The sale of mortgage loans to securitization special purpose vehicles ("SPVs") results in reduced regulatory capital requirements. However, there are no circumstances under which Northern Rock can be forced to re-acquire these loans, nor are there any circumstances that could necessitate further capital backing for these loans. To the extent that losses in securitization vehicles could impact on Northern Rock, a deduction is made from regulatory capital, thus ensuring full protection of deposits against such losses. This is in respect of the subordinated loans granted by Northern Rock to the vehicles to provide a first loss reserve fund.

A discussion of Northern Rock's use of financial instruments and its treasury activities and policies is included under "Description of Northern Rock and its Business – Treasury and Wholesale Funding", "– Selected Statistical Information – Average Balance Sheets and Interest Rates" and "Quantitative and Qualitative Disclosures of Market Risk-Financial Risk Management".

Funding Sources

Northern Rock raises funds from a wide diversity of markets, both retail and wholesale, together with its use of covered bonds and mortgage securitizations. Retail funding is raised principally in the United Kingdom, although funds are also raised through offshore funding vehicles located in Guernsey and the Republic of Ireland. These vehicles enable Northern Rock to raise retail funds from other markets and lessens dependency upon the United Kingdom. Of the Group's total retail deposit base of £20.1 billion at December 31, 2005, just under £3.0 billion was held through offshore vehicles.

The retail deposit base predominantly has a short legal maturity profile, with accounts traditionally being instant access or available on a short notice period, albeit with an interest penalty for early withdrawal. Whilst this results in a mismatch of maturity dates between assets and liabilities, Northern Rock has received positive flows of funds from retail deposits consistently in all but one of the last 16 half years, showing an ability to continue to attract retail funds through a very competitive period in the market. More recently, as interest rates have fallen, depositors have sought to protect their return. As a consequence one year or longer fixed rate accounts have become popular. At December 31, 2005 Northern Rock had attracted £5.2 billion into such accounts, representing 26% of total retail deposits.

Wholesale funding is also raised from a number of sources and over a range of maturities, to ensure that there is no over dependence on any one market or type of counterparty. Funds are raised in three main currencies, Sterling, US Dollars and Euros, and from three main areas – the United Kingdom, the United States and continental Europe. Short-term deposits are taken from banks and other corporate sources through time deposits. In addition, use is made of European, US, French and Canadian Commercial Paper (ECP, USCP, French and Canadian CP) programs and also of European and US Medium Term Note programs (EMTN and USMTN), Australian Debt Issuance Program and the Covered Bond Program (Covered Bonds). These programs ensure a diversity of source, maturity and counterparty to minimize risk to the funding program from localized economic impacts. The program sizes and amounts drawn down at December 31, 2005 are set out below:

	Outstanding $bn	Program Size $bn
ECP	2.0	4.0
USCP	2.4	5.0
EMTN	11.2	15.0
USMTN	5.4	10.0
	€bn	€bn
French CP	0.9	4.0
Covered Bonds	5.5	10.0
	CAD $bn	CAD $bn
Canadian CP	0.9	2.0

Since December 31, 2005, the following program has been established, with the size and amount drawn down set out below:

	Outstanding A$bn	Program Size A$bn
Australian Debt Issuance Program	1.2	2.0

Within its funding program, Northern Rock has no repayment triggers relating to credit rating downgrade or to any profitability or earnings per share ratios.

In addition to its funding programs, Northern Rock has bank credit agreements providing backup for its US Commercial Paper Program to a total value of $600 million, and a further multi-currency revolving credit facility of £750 million (a five year facility negotiated in 2003). There were no outstanding balances in relation to these facilities at December 31, 2005. Since December 31, 2005,

an additional $50 million bank credit agreement has been established to provide backup for its Australian Debt Issuance Program which includes the ability to issue A$ short term notes.

The main factor impacting upon the cost of, and access to, wholesale funding markets is Northern Rock's credit rating. Northern Rock's current ratings are set out below:

	Short Term	Long Term
S&P	A1	A
Moody's	P1	A1
Fitch	F1	A+
Dominion Bond Rating Service	R-1M	

The third main source of funding to Northern Rock is its securitization program. By December 31, 2005, a total of £42.6 billion of residential mortgage loans had been transferred to SPVs, funded by the issue of residential mortgage backed securities in the UK, European and US markets. A further £1.1 billion of commercial mortgage loans were transferred to an SPV (£500 million in 2002 and £600 million in 2005) funded by the issue of commercial mortgage securities in the United Kingdom and Europe. Already, as of January 25, 2006, a further securitization of £6.0 billion of residential mortgages has been completed and on May 25, 2006 a further £3.0 billion was completed.

Northern Rock acts as servicer to the mortgage loans transferred to the SPVs, and also swaps the SPVs' cash receipts from interest payments based on mortgage interest rates into payments based on floating rate LIBOR so that both interest income and expense within the SPVs are determined on the same basis. If Northern Rock were to be downgraded by S&P or Fitch Ratings Ltd ("**Fitch**") below its current long term rating, or downgraded by two grades by Moody's, it would no longer be able to act as a basis swap provider. It would then need to find a new swap counterparty, which would reduce earnings from the SPVs due to the cost of the third party swap provider. It is not anticipated that the effect of any such substitution on the income earned from the SPVs would be material to Northern Rock.

Northern Rock's total debt and its commitments by maturity at December 31, 2005 are set out in the following table:

	Payments due by period			
	Less than 1 year	1 year to 5 years	After 5 years	Total
	(£ millions)			
Contractual obligations				
Deposits by banks	1,358.8	74.9	103.1	1,536.8
Customer accounts	21,788.4	1,884.2	—	23,672.6
Derivative financial instruments	308.5	457.4	80.2	846.1
Debt Securities in issue	12,017.3	6,037.0	34,080.3	52,134.6
Subordinated liabilities	—	—	785.3	785.3
Tier 1 notes	—	—	223.9	223.9
Other liabilities	823.5	1.4	72.9	897.8
Total	36,296.5	8,454.9	35,345.7	80,097.1

	Amount of commitment expiring in:			
	Less than 1 year	1 year to 5 years	After 5 years	Total
	(£ millions)			
Capital commitments	22.0	—	—	22.0
Irrevocable undrawn loan facilities	3.0	13.0	2,084.3	2,100.3
Leasing commitments:				
Land and buildings	0.1	0.8	3.3	4.2
Other	0.1	4.1	—	4.2
Total	25.2	17.9	2,087.6	2,130.7

The table below presents an analysis of short-term assets versus short-term liabilities as at December 31, 2005 and 2004.

	At December 31	
	2005	2004
	(£ millions)	
	Short-term assets (maturities 1 year or less)	
Cash	12.1	10.2
Loans and advances to banks	5,073.8	3,305.4
Loan advances to customers	2,307.3	906.3
Debt securities (under UK GAAP)	n/a	761.9
Investment securities	854.3	n/a
Short-term assets	8,247.5	4,983.8
	Short-term liabilities (repayable in 1 year or less)	
Deposits by banks	1,358.8	1,041.3
Customer accounts	21,788.4	18,434.0
Debt securities in issue	12,017.3	10,188.6
Subordinated liabilities	—	61.5
Other liabilities	823.5	335.6
Total short-term liabilities	35,988.0	30,061.0

The ratio of short-term assets to short-term liabilities at December 31, 2005 and December 31, 2004 were 22.9% and 16.6%, respectively.

Derivative financial instruments

Derivative financial instruments are used to hedge all exposure on balance sheet assets and liabilities. Northern Rock does not engage in any off balance sheet trading activities in derivatives, or take any off balance sheet trading positions. Prior to the introduction of IFRS with effect from January 1, 2005, derivative financial instruments were recorded as off balance sheet items. The table below shows the underlying principal amounts, the fair values of derivatives by type of contract at December 31, 2005. Northern Rock did not adopt IAS 32 and 39 until January 1, 2005. The disclosures relating to December 31, 2004 are those required under FRS 13 under UK GAAP, the relevant standard at that date.

2005

	Contract/ notional amount	Fair values	
		Assets	Liabilities
		(£ millions)	
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	37,159.8	134.5	(210.3)
Cross currency interest rate swaps	4,741.1	239.8	(0.7)
	41,900.9	374.3	(211.0)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	11,197.1	141.8	(48.4)
Forward rate agreements	—	—	—
Exchange traded futures	—	—	—
Caps, floors and options	90.0	6.5	—
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	—	(30.3)
	11,666.3	168.3	(79.6)
Currency derivatives			
Cross currency swaps	26,776.6	855.5	(551.9)
Forward foreign exchange	4,533.6	51.7	(3.6)
	31,310.2	907.2	(555.5)
Total derivatives in economic hedging relationships	42,976.5	1,075.5	(635.1)
Total recognised derivative assets/(liabilities)	84,877.4	1,449.8	(846.1)
Company			
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	36,207.5	104.9	(210.3)
Cross currency interest rate swaps	4,357.0	178.7	(0.5)
	40,564.5	283.6	(210.8)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	11,175.4	141.8	(47.6)
Forward rate agreements	—	—	—
Exchange traded futures	—	—	—
Caps, floors and options	90.0	6.5	—
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	—	(30.3)
	11,644.6	168.3	(78.8)
Currency derivatives			
Cross currency swaps	6,999.1	266.7	(107.8)
Forward foreign exchange	4,451.0	51.3	(3.1)
	11,450.1	318.0	(110.9)
Total derivatives in economic hedging relationships	23,094.7	486.3	(189.7)
Total recognised derivative assets/(liabilities)	63,659.2	769.9	(400.5)

2004

The information below is based on UK GAAP. The table below shows the underlying principal amount and positive and negative fair values of derivatives by type of contract.

	Underlying principal amount	Positive book values	Negative book values	Positive fair values	Negative fair values
			(£ millions)		
Interest rate derivatives:					
Interest rate swaps					
1 year or less	18,886.7	—	—	30.8	7.5
1 – 5 years	17,651.9	—	—	39.3	95.9
over 5 years	2,602.8	—	—	93.0	13.2
Equity index swaps					
1 year or less	1.0	—	—	—	—
1 – 5 years	179.0	—	—	4.9	4.4
Forward rate agreements					
1 year or less	35.3	—	—	—	—
1 – 5 years	50.0	—	—	—	—
Exchange traded futures					
1 year or less	211.3	—	—	—	1.4
	39,618.0	—	—	168.0	122.4
Currency derivatives					
Cross currency swaps					
1 year or less	1,574.3	9.1	111.4	9.1	102.8
1 – 5 years	5,907.9	215.0	268.2	242.4	255.9
over 5 years	710.0	21.0	60.7	20.8	61.2
Forward foreign exchange					
1 year or less	2,552.4	11.0	76.5	18.8	59.0
	10,744.6	256.1	516.8	291.1	478.9

FINANCIAL RISK MANAGEMENT

Risk Management

The management of risk is fundamental to the business of banking and is an integral part of the Group's strategic focus. The Group's risk management structure begins with oversight responsibility by the Board. In fulfilling its task it must ensure that management undertakes the necessary action to identify, measure, monitor and control risks. It does this by agreeing strategic annual operational plans and policy statements. On a regular basis it reviews actual results against budgets, forecasts and other key business measures. The Board has created committees which *inter alia* assist it to fulfill its risk management functions.

The Audit Committee reports to the Board on all matters relating to regulatory, prudential and accounting matters affecting the Group. It is also responsible for ensuring that an effective system of internal control is maintained. It receives regular reports on matters within its terms of reference from the External Auditors, the Chief Internal Auditor and the Group Compliance function.

The Risk Committee reports to the Board on all significant matters relating to the Group's risk strategy and policies. It is also responsible for reviewing credit risk, interest rate risk, liquidity risk and operational risk exposures as well as capital adequacy.

The Management Board comprises the Executive Directors and other senior executives. It facilitates the Group's effective operation so that it meets its strategic and operational objectives. The Asset and Liability Committee oversees the management and review of the Group's Balance Sheet risk profile together with the Group's liquidity and Operational Risk profile.

The Director of Risk works with management to identify and assess the key risk exposures of existing and new business activities and assists business functions to formulate and implement appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular risk exposures and implementing risk management policies and procedures agreed by the Management Board and the Board.

Through its normal operations, the Group is exposed to a number of risks, the most significant of which are liquidity, credit, operational and market risk. The Group's approach to managing these risks is set out below.

Liquidity Risk

Liquidity risk arises from the mismatch in the cashflows generated from on-balance sheet assets and liabilities and the net interest flows on off-balance sheet instruments such as interest rate swaps. The FSA requires the Group to be able to meet its sterling obligations without recourse to the wholesale money market for a period of at least five business days, and the Group measures and manages its cashflow on a daily basis in order to meet this requirement.

To meet the foregoing requirements, the Board has approved a Liquidity Policy Statement which is compliant with the supervisory framework set by the FSA. Those policies ensure that the Group is able to meet retail deposit withdrawals (either on demand or at contractual maturity), to repay wholesale borrowing as they mature, and to meet current lending objectives. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity portfolio of wholesale and retail funds. Longer term funds are raised through Northern Rock's Medium-Term Note programs. Monthly reports are made to the FSA covering sterling liquidity, while for other currencies a series of periodic returns are made covering non-sterling balances and their maturities.

In addition to approving permissible categories of liquid assets which may be purchased, the Liquidity Policy Statement sets forth approved operational limits and established operational guidelines for managing the Group's liquidity risk. Liquidity levels are monitored daily by the Treasury director and a daily cashflow liquidity report and sterling stock liquidity report are produced by the settlement back office and sent to the Treasurer director. Other daily reports are prepared including, among other things, daily movements, a portfolio analysis and a maturity profile. In addition, a monthly liquidity report is submitted to the Board analyzing the liquid assets and showing the relevant percentages of each type of instrument held by the Group. The Board is required to review the Liquidity Policy Statement on an annual basis.

The high quality of the liquidity portfolio is reflected by the credit ratings of the counterparties with whom Treasury deal, whereby 97% of counterparty exposures are rated single "A" or better. The

residual element of the portfolio is invested mainly in investment grade assets and unrated credits, mainly UK building societies.

Credit Risk

Credit risk is the potential risk of financial loss arising from the failure of a customer or counterparty to settle its financial and contractual obligations. Credit risk occurs mainly in the Group's loans and investment assets, and in derivative contracts. Prudent risk management is essential to ensure that the Group's cost advantage is not undermined by poor quality loans. Loss provisions for the year ended December 31, 2005, were £56.6 million, representing 0.08% of average loans and advances to customers compared with 2004 when loss provisions were £56.5 million (0.09% of average loans and advances to customers). See "Selected Statistical Information – Allowance for Loan Losses" below.

The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilizes various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. The customer loan risk management process incorporates sophisticated credit scoring systems to assess the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels. Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by rating agencies. Credit limits are continually monitored and managed to ensure they remain within authorized counterparty credit limits approved by the Management Board. The majority of loans provided by Northern Rock are secured by UK residential properties.

Northern Rock's strategy is also designed to manage the quality of its residential mortgage portfolio as it grows. Accordingly, the Group reviews several key risk factors in managing the portfolio to ensure prudent new lending. Such factors include:

- *Emphasis on next time buyers and remortgage customers relative to first time buyers*: In Northern Rock's experience customers who have proven repayment records represent lower risk. Of Northern Rock's gross new residential mortgage lending in 2005, 39% was to next time buyers and 34% to remortgage customers.
- *Loan size*: Northern Rock's policy matches maximum loan-to-value ratios ("LTV") with permissible property values. Purchases up to £300,000 attract a maximum LTV of 95%, whereas purchases over £300,000 attract a maximum of 90%. During 2005 only 3.4% of new residential mortgage advances were over £500,000.
- *Geographic spread*: Distribution channels for new residential mortgage lending are designed to avoid excessive reliance on any one geographic region.
- *Size of loan relative to the value of the property*: Northern Rock's current policy is for at least 65% of new residential mortgage lending in any one year to have LTV ratios of 90% or lower.

Within the Group Treasury function, the overall policy is to minimise credit risk through the use of operational credit limits, credit authorisation and credit control and review. Credit limits authorised by Executive Management are established for specified counterparties. These limits are based on a number of factors including external and internal ratings and capital of Northern Rock plc. Group limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure to either a single counterparty or group of closely-related counterparties. Country limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated through the use of collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Operational Risk

Operational risk is the risk of business opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events. The three main categories of operational risk losses are direct financial losses, indirect losses

due to impairment of the Group's reputation; and potential earnings foregone as a result of the lack of operational capability to transact business.

The Group has identified the following key components of operational risk: systems and processes, technology, customers, external events and relationships, people, reconciliation and accounting; new activity and legal and compliance.

To minimize operational risk, the Group has developed a Risk Policy and an Operational Risk Policy. It will maintain a system of controls commensurate with the characteristics of the business and markets in which the Group operates, best practice principles and regulatory considerations. Business and support function managers are primarily responsible for ensuring effective operational risk management and control within their businesses, particularly in respect of transactional risks. Where appropriate, the Group's Insurance Manager will arrange suitable cost effective insurance to mitigate or transfer operational risk exposures.

An Operational Risk Group, comprising senior management of all the main business functions under the chairmanship of the Chief Operating Officer has been established to monitor all aspects of operational risk.

Where necessary, the Group's senior management will establish a project team, comprising senior business line managers to devise and implement a suitable action plan to mitigate specific operational risk exposures.

Market Risk

Market risk is the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group. The principal market risks to which the Group is exposed are interest-rate risk and foreign exchange (currency) risk. The principal financial instruments that expose the Group to such risks are loans, deposits, securities, and derivatives, each of which are used for other than trading purposes.

In order to manage the Group's exposure to market risk, the Board has adopted a policy statement entitled the Balance Sheet Structural Risk Management and Hedging Policy Statement, which sets out the Group's policy regarding managing market risk in the balance sheet and the use of off-balance sheet hedging instruments to manage such risks. The policy statement provides a mechanism for the Board to assess, monitor and manage the current and anticipated interest rate risk, credit risk and currency risk in the balance sheet in line with the Group's overall risk policies.

Interest rate risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities. Exposure to interest rate movements arises when there is a mismatch between interest rate sensitive assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The largest single items in the Group balance sheet are residential mortgages and retail deposits, both of which predominantly bear interest at variable rates. The contractual maturity of mortgage loans is generally more than five years but the maturity of retail deposits is primarily under one year. This apparent mismatch gives rise to issues which are addressed by the Group in its liquidity management. However, the effect of such mismatch on interest rate management is less significant. The Group has the ability to reprice both its retail variable-rate liabilities and variable-rate mortgage assets, subject to the constraints imposed by the competitive situation in the market place. Management believes this ability enables the Group to mitigate the impact of interest rate movements on net interest income for the Group's retail banking.

Northern Rock also offers fixed-rate mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing penalty charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

A second control used measures net interest income sensitivity from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12-month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on December 31, 2006, would result in a decrease of £32.4 million and an increase of £28.4 million, respectively, in planned net interest income for the twelve months to December 31, 2006.

Interest Rate Sensitivity Gap

The following table shows the contractual re-pricing terms for each category of asset and liability, together with management's estimate of the interest rate sensitivity gap for the Group as at December 31, 2005. This does not reflect the potential impact of early repayment or withdrawal. Transactions without defined contractual re-pricing terms are shown according to management's expectations. Positions may not be reflective of those in subsequent periods. Major changes in positions can be, and are, made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions. The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at December 31, 2005. Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date. The carrying amounts of derivative financial instruments are included in other assets and other liabilities under the heading non interest bearing funds.

2005	Within 3 months	After 3 months but within 6 months	After 6 months but within 1 year	After 1 year but within 5 years	After 5 years	Non-Interest Bearing funds	Total
	(£ millions, except percentages)						
Assets							
Cash and balances with central banks	17.9	—	—	—	—	51.3	69.2
Loans and advances to banks	5,046.8	19.5	7.5	—	—	—	5,073.8
Loans and advances to customers	26,343.3	7,279.2	9,865.3	24,431.6	2,320.5	—	70,239.9
Investment securities	3,419.2	25.2	144.1	1,541.9	246.7	—	5,377.1
Other assets	—	—	—	—	—	1,948.5	1,948.5
Total assets	34,827.2	7,323.9	10,016.9	25,973.5	2,567.2	1,999.8	82,708.5
Liabilities							
Deposits by banks	1,402.2	81.6	46.0	7.0	—	—	1,536.8
Customer accounts	18,279.2	1,275.2	2,247.5	1,870.7	—	—	23,672.6
Debt securities in issue	45,936.0	710.7	245.7	2,082.5	3,159.7	—	52,134.6
Subordinated liabilities	—	—	—	301.4	483.9	—	785.3
Tier one notes	—	—	—	—	223.9	—	223.9
Other liabilities	—	—	—	—	—	1,743.9	1,743.9
Shareholders' equity	—	—	—	—	—	1,575.6	1,575.6
Non shareholders' equity	—	—	—	—	—	1,035.8	1,035.8
Total liabilities	65,617.4	2,067.5	2,539.2	4,261.6	3,867.5	4,355.3	82,708.5
Total interest rate sensitivity gap	(30,790.2)	5,256.4	7,477.7	21,711.9	(1,300.3)	(2,355.5)	—
Cumulative interest rate sensitivity gap	(30,790.2)	(25,533.8)	(18,056.1)	3,655.8	2,355.5	—	—

Currency Risk

Currency risk arises as a result of the Group having assets, liabilities and off-balance sheet items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding. In addition to raising funds through the sterling money market, capital markets and domestic retail savings market, the Group raises funds through issuing euro commercial paper, US dollar commercial paper, non-sterling denominated medium-term debt securities and non-sterling denominated retail funds. The most significant currencies in which the Group has transactions are US dollars and the euro. The Group's policy is to fully hedge any exchange rate exposures by using cross-currency swaps and forward foreign exchange contracts or investing the proceeds of US dollar or euro instruments in US dollar or euro denominated assets (matched portfolio approach). Any non-sterling denominated assets are also fully hedged in this manner. Consequently, the sensitivity of income to changes in foreign exchange rates is insignificant to the Group.

The table below sets forth the value in sterling of all assets and liabilities of the Group denominated in a currency other than sterling at December 31, 2005 and 2004. The figures in the table below should not be viewed as indicating the Group's exposure to foreign exchange risk due to the use of hedging instruments discussed above.

	Group 2005	Group 2004
	(£ millions)	
Assets	2,569.1	2,966.5
Liabilities	38,578.4	26,736.2

Derivatives

Board policy on use of derivatives

The Board has authorized the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge risk exposure, and the Group takes no trading positions in derivatives.

For the purpose of reducing interest rate risk and currency risk, the Group uses a number of derivative instruments. These comprise interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimized. Where either an off-balance sheet derivative instrument or an on-balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument which optimizes the following conditions:

- minimize capital utilization;
- maximize income or minimize cost;
- maximize liquidity;
- minimize administrative and accounting complexity; and
- minimize the Group's tax liability.

The benefits of using off-balance sheet derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss. The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

Analysis of activities and related hedging instrument

The following table sets forth activities undertaken by the Group and the related risks associated with such activities, and provides details of the types of derivatives used in managing such risks.

Activity	Risk	Type of Hedge
Management of the return on variable rate assets	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps Purchase interest rate options Sell forward rate agreements Purchase interest rate futures
Fixed-rate lending	Sensitivity to increases in interest rates Sensitivity to decreases in medium/ long-term interest rates, resulting in prepayment	Pay fixed interest rate swaps Purchase interest rate caps Impose early repayment penalty charges
Fixed-rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed-rate asset investments	Sensitivity to increase in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures Purchase forward rate agreements Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts Purchase currency options

Analysis of derivatives by type of contract

The table below shows the contract/notional amount and fair values of derivatives by type of contract as at December 31, 2005.

	Contract/ notional amount	Fair values	
		Assets	Liabilities
		(£ millions)	
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	37,159.8	134.5	(210.3)
Cross currency interest rate swaps	4,741.1	239.8	(0.7)
	41,900.9	374.3	(211.0)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	11,197.1	141.8	(48.4)
Forward rate agreements	—	—	—
Exchange traded futures	—	—	—
Caps, floors and options	90.0	6.5	—
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	—	(30.3)
	11,666.3	168.3	(79.6)
Currency derivatives			
Cross currency swaps	26,776.6	855.5	(551.9)
Forward foreign exchange	4,533.6	51.7	(3.6)
	31,310.2	907.2	(555.5)
Total derivatives in economic hedging relationships	42,976.5	1,075.5	(635.1)
Total recognised derivative assets/(liabilities)	84,877.4	1,449.8	(846.1)

At December 31, 2005, the Group had not entered into any derivatives transactions with significant leveraging features. Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example, medium-term note issues based on equity indices or a multiple of an underlying asset or liability. Exposure to market risk on such contracts is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

SELECTED STATISTICAL INFORMATION

Information presented below in respect of the years ended and as at December 31, 2005 and 2004 has been prepared in accordance with IFRS. Information presented below for December 31, 2003, 2002 and 2001, where applicable, has been prepared in accordance with UK GAAP.

Average Balance Sheets and Interest Rates

The following table shows average balances and interest rates for Northern Rock for the past two years.

	2005			2004		
	Average Balance(1)	Interest(2)	Average Rate%	Average Balance(1)	Interest(2)	Average Rate %
	(£ in millions, except percentages)					
Assets						
Cash and balances with central banks	14.4	0.3	2.08	10.6	0.2	1.89
Loans and advances to banks	4,772.4	212.1	4.44	4,093.9	179.7	4.39
Loans and advances to customers(3)	62,197.0	3,583.5	5.76	47,590.6	2,578.9	5.42
Investment securities	5,746.2	260.8	4.54	5,376.2	230.6	4.29
Total average interest-earning assets	72,730.0	4,056.7	5.58	57,071.3	2,989.4	5.24
Non interest earning assets						
Tangible fixed assets	175.6			164.3		
Other	2,068.5			1,021.1		
Total average assets	74,974.1			58,256.7		
Liabilities and shareholders' funds						
Deposits by banks	1,747.2	61.6	3.53	1,632.4	50.5	3.09
Retail customer accounts – demand deposits	2,539.1	96.8	3.81	952.5	17.6	1.85
Retail customer accounts – time deposits	16,371.2	744.9	4.55	15,486.4	672.1	4.34
Customer accounts – wholesale deposits	3,207.5	138.8	4.33	2,661.4	109.0	4.10
Debt securities in issue	45,420.5	2,198.3	4.84	33,396.4	1,555.0	4.66
Subordinated liabilities	765.2	53.7	7.02	1,379.8	85.5	6.20
Reserve capital instruments	—	(3.7)	—	300.0	19.8	6.60
Tier one notes	200.0	14.0	7.00	200.0	13.0	6.50
Total average interest-bearing liabilities	70,250.7	3,304.4	4.70	56,008.9	2,522.5	4.50
Non interest bearing liabilities						
Other	2,169.1			802.5		
Equity						
Shareholders' funds	1,518.5			1,445.3		
Non shareholders' funds	1,035.8			—		
Total average liabilities and equity	74,974.1			58,256.7		
Net interest margin						
Net interest income		752.3			466.9	
Interest income as a percentage of average interest-earning assets			5.58			5.24
Interest expense as a percentage of average interest-bearing liabilities			4.70			4.50
Interest spread			0.87			0.73
Net interest margin(4)			1.03			0.82

Notes:

(1) Average balances are based upon monthly data for Northern Rock and its subsidiaries.

(2) For the purpose of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.

(3) Loans and advances to customers includes non-performing loans, net of allowances for loan losses. See "Allowance for Loan Losses" and "Problem and Non-Performing Loans and Advances" below.

(4) Net interest margin represents net interest income as a percentage of average interest earning assets.

The following tables set forth prevailing average interest rates and yields, spreads and margins for the two years ended December 31, 2005.

	At December 31,	
	2005	2004
	(%)	
Prevailing Average Interest Rates		
United Kingdom:		
Banks base rate	4.65	4.38
London inter-bank offered rate:		
Three month sterling	4.76	4.64
Three month Eurodollar	3.57	1.62
United States:		
Prime rate	6.19	4.35
Yields, Spreads and Margins		
Gross yield[(1)]	5.58	5.24
Net interest spread[(2)]	0.87	0.73
Net interest margin[(3)]	1.03	0.82

Notes:

(1) Gross yield represents interest income as a percentage of average interest-earning assets.

(2) Net interest spread represents the difference between the gross yield and the interest expense as a percentage of average interest bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest earning assets.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the year ended December 31, 2005. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

		2005/2004 Changes due to Increase/(decrease) in:	
	Total Change	Volume	Rate
		(£ millions)	
Interest Income			
Cash and balances with central banks	0.1	0.1	—
Loans and advances to banks	32.4	29.8	2.6
Loans and advances to customers	1,004.6	791.7	212.9
Investment securities	30.2	15.9	14.3
Total interest income	1,067.3	837.5	229.8
Interest Expenses			
Deposits by banks	11.1	3.5	7.6
Retail customer accounts – demand deposits	79.2	29.4	49.8
Retail customer accounts – time deposits	72.8	38.4	34.4
Customer accounts – wholesale deposits	29.8	22.4	7.4
Debt securities in issue	643.3	560.3	83.0
Subordinated liabilities	(31.8)	(38.1)	6.3
Reserve capital instruments	(23.5)	(23.5)	—
Tier one notes	1.0	—	1.0
Total interest expense	781.9	592.4	189.5
Net interest income[1]	285.4	245.1	40.3

Note:

(1) Interest income, interest expense and net interest income have been stated after allocation of interest on instruments entered into for hedging purposes.

Investment Securities

The following table sets forth the amortized cost and market values of securities as at December 31 for each of the three years indicated. Until 2004 investment securities were recorded in the balance sheet at cost, adjusted for the amortization of premiums or discounts to redemption, less provision for any permanent diminution in value (amortized cost). In 2005 investment securities are recorded in the balance sheet at market value. For further information, see Notes 21 to 23 to the Consolidated Financial Statements included elsewhere herein.

	2005 Amortized cost	2005 Market Value[1]	2004 Amortized cost	2004 Market Value[1]	2003 Amortized cost	2003 Market Value[1]
	(£ millions)					
	IFRS				UK GAAP	
Investment securities[2]						
Debt securities						
UK Government[3]	1,312.7	1,318.7	737.3	752.8	729.4	746.0
Other public sector securities	149.0	150.3	551.7	559.6	413.8	416.6
Bank and Building Society certificates of deposit	483.2	483.2	456.2	456.2	330.2	330.2
Other issuers:						
Floating rate notes	1,130.7	1,132.1	1,150.4	1,155.4	846.6	851.2
Mortgage-backed securities	1,566.8	1,570.8	1,115.4	1,120.8	1,227.5	1,228.8
Other asset-backed securities	191.0	191.3	178.7	179.1	224.1	223.9
Other	386.9	390.5	552.5	558.7	413.9	422.2
Equity shares and other variable yield securities	118.6	140.2	575.6	591.1	410.8	418.5
Total	5,338.9	5,377.1	5,317.8	5,373.7	4,596.3	4,637.4

Notes:

(1) There are hedges in place in respect of certain securities where the rise or fall in their market value will be offset by a substantially equivalent reduction or increase in the value of the hedges which are not included in the market value of the debt securities.

(2) Investment securities include government securities held as part of the Group's treasury management portfolio for asset/liability management, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investment securities listed and unlisted corporate securities.

(3) At December 31, 2005, the market value of UK Government securities held by Northern Rock were equal to 83.7% of total stockholders' equity. Northern Rock had no other investments in any one counterparty exceeding 10% of Northern Rock's stockholders' equity at December 31, 2005.

The following table sets forth the maturities of investment securities at December 31, 2005.

	Maturing within one year		Maturing after one but within five years		Maturing after five years but within ten years		Maturing after ten years		Total	
	(£ millions, except percentages)									
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
UK Government	—	—	1,285.7	5.48	25.9	5.20	1.1	6.86	1,312.7	5.47
Other public sector securities	104.7	2.00	34.8	3.00	—	—	9.5	4.83	149.0	2.41
Bank and building society certificates of deposit	483.2	4.28	—	—	—	—	—	—	483.2	4.28
Other issuers[1]	266.2	3.92	1,244.2	4.23	274.8	4.37	1,490.2	4.60	3,275.4	4.39
Sub total	854.1	3.89	2,564.7	4.84	300.7	4.44	1,500.8	4.61	5,220.3	4.59
Equity shares and other variable yield securities	—		14.1		—		104.5		118.6	
Total book value	854.1		2,578.8		300.7		1,605.3		5,338.9	
Total market value	854.3		2,588.3		302.3		1,632.2		5,377.1	

Notes:

(1) Included within "Other issuers" are asset-backed securities. These securities are classified in the table according to their contractual maturity dates; however, redemption of these securities is expected on average to take place between four and ten years from date of issue. As with the underlying assets, asset-backed securities involve prepayment risks; however, the Group's exposure to this type of risk is limited by the high proportion of floating rate assets in this category. See page 57 for further explanation of the Group's risk management and hedging strategy.

Loans and Advances to Banks

For December 31, 2005 and 2004, cash ratio deposits held with central banks are excluded from loans and advances to banks and shown within cash and balances with central banks. For December 31, 2003, 2002 and 2001 loans and advances to banks includes loans to banks and building societies and balances with central banks (excluding those balances which can be withdrawn on demand).

Loans and Advances to Banks

	Year ended December 31,				
	2005	2004	2003	2002	2001
	(£ millions)				
	IFRS		UK GAAP		
Total loans and advances to banks	5,073.8	3,674.2	3,450.2	2,523.5	872.7

The following table sets forth loans and advances to banks by maturity at December 31, 2005.

Maturity Analysis of Loans and Advances to Banks

	On Demand	In not more than three months	In more than three months but not more than one year	In more than one year but not more than five years	In more than five years	Total
	(£ millions)					
Loans and advances to banks	121.9	4,924.9	27.0	—	—	5,073.8

Interest Rate Sensitivity of Loans and Advances to Banks

	At December 31, 2005
	(£ millions)
Fixed Rate	4,558.5
Variable Rate	515.3
Total	5,073.8

Loans and Advances to Customers

The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and in the form of unsecured lending and a limited number of lending facilities to corporate customers.

The following table sets forth total loans and advances to customers at the indicated dates.

Loans and Advances to Customers[1]

	2005	2004	2003	2002	2001
	Year ended December 31, (£ millions)				
	IFRS		UK GAAP		
Advances secured on residential property	24,064.5	27,000.7	23,179.7	20,729.5	17,283.5
Advances secured on residential property (subject to securitization)[2]	38,356.3	21,661.1	15,229.4	9,287.8	5,258.9
Total advances secured on residential property	62,420.8	48,661.8	38,409.1	30,017.3	22,542.4
Other secured advances	743.5	1,278.1	939.5	742.6	1,059.2
Other secured advances (subject to securitization)[2]	779.8	238.4	449.3	553.4	—
Total other secured advances	1,523.3	1,516.5	1,388.8	1,296.0	1,059.2
Unsecured loans not subject to securitisation	5,788.6	4,581.4	3,236.6	2,892.9	2,049.6
Unsecured investment loans	507.2	9.1	—	—	—
Subtotal	70,239.9	54,768.8	43,034.5	34,206.2	25,651.2
Less: non-recourse finance	—	—	(14,832.4)	(9,254.6)	(4,707.0)
Total	70,239.9	54,768.8	28,202.1	24,951.6	20,944.2

Notes:

(1) No single concentration of lending, with the exception of advances secured on residential properties in the United Kingdom, as disclosed above, accounts for more than 10% of Group lending and no individual country, other than the United Kingdom, accounts for more than 5% of total Group lending.

(2) Prior to the adoption of IFRS, securitization transactions, which commenced in 1999, were reported in accordance with FRS 5, "Reporting the Substance of Transactions". The criteria for linked presentation under FRS 5 were satisfied and, accordingly, only the net amount of the Group's interests in the assets was consolidated and the gross advances and related non-recourse finance were shown together on the face of the balance sheet. Following the adoption of IFRS, non-recourse finance is reported within debt securities in issue.

The following table sets forth certain loans and advances to customers by maturity at December 31, 2005.

	On demand	In not more than three months	In more than three months but not more than six months	In more than six months but not more than one year	In more than one year but not more than five years	In more than five years	Provisions	Total
	(£ millions)							
Advances secured on residential property not subject to securitization	—	295.7	132.8	265.3	2,307.7	21,095.5	(32.5)	24,064.5
Advances secured on residential property subject to securitization[1]	—	289.1	287.6	575.1	4,698.8	32,505.7	—	38,356.3
Other secured advances not subject to securitization	—	5.4	5.4	10.8	136.9	589.7	(4.7)	743.5
Other secured loans subject to securitization[1]	—	6.9	6.8	13.7	135.7	616.7	—	779.8
Unsecured loans not subject to securitization	3.3	30.5	35.3	103.9	2,025.6	3,677.1	(87.1)	5,788.6
Unsecured investment loans	—	242.9	—	—	146.7	117.6	—	507.2
Total	3.3	870.5	467.9	968.8	9,451.4	58,602.3	(124.3)	70,239.9

Note:

(1) See Note (2) above.

Interest Rate Sensitivity of Loans and Advances to Customers

	At December 31, 2005
	(£ millions)
Fixed Rate	49,177.6
Variable Rate	21,062.3
Total	70,239.9

Allowance for Loan Losses

Through various processes Northern Rock actively monitors credit risk on an ongoing basis for its entire loan portfolio. Northern Rock's impairment allowance policy requires an adequate allowance to be maintained to cover losses in the loan portfolio. The impairment allowance methodology is as follows:

Individual assessments: Northern Rock first assesses whether objective evidence of impairment exists individually for loans that are individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a) significant financial difficulty of the customer;

(b) a breach of contract, such as a default or delinquency in interest or principal repayments; or

(c) granting to the borrower a concession that Northern Rock would not otherwise consider.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the loan's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the loan's original effective interest rate. The carrying amount of the loan is reduced through the use of an impairment allowance and the amount of the loss is recognized in the income statement. In future periods the unwind of the discount is recognized within interest income.

Collective assessments: If Northern Rock determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on a group of loans with similar characteristics has been incurred, the amount of the loss is measured as the difference between the group of loans carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the group of loans average original effective interest rate. The carrying amount of the group of loans is reduced through the use of an impairment allowance and the amount of the loss is recognized in the income statement. In future periods the unwind of the discount is recognized within interest income.

Recoveries: Recoveries of prior losses are recorded in income in the period of recovery as an offset against the impairment allowance. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the customer's credit rating), the previously recognized impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognized in the income statement.

Amounts written off: When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

The following tables show Northern Rock's allowance for loan losses as at the year-end for the past five years and the movements in the allowance for loan losses for each of the years then ended.

Analysis of Year-End Allowance for Loan Losses

	Year ended December 31,	
	2005	2004
Amounts in accordance with IFRS	(£ millions)	
Advances secured on residential properties	32.5	36.3
Other secured advances	4.7	12.2
Unsecured loans	87.1	78.4
Total allowance	124.3	126.9
Ratios		
Total related allowances at each year end as a percentage of year-end:		
Advances secured on residential properties[1]	0.05%	0.07%
Other secured advances[1]	0.31%	0.80%
Unsecured loans	1.48%	1.68%
Total allowance at each year end as a percentage of:		
Total loans and advances to customers at year end	0.18%	0.23%
Provisions charged against income as a percentage of total loans and advances to customers at year end	0.08%	0.09%
Net charge-offs as a percentage of average loans and advances to customers	0.09%	n/a
Total loans and advances ratios		
As a percentage of total loans and advances to customers:		
Advances secured on residential properties	88.8%	88.7%
Other secured advances	2.2%	2.8%
Unsecured loans	9.0%	8.5%

Analysis of Year-End Allowance for Loan Losses

	Year ended December 31,		
	2003	2002	2001
Amounts in accordance with UK GAAP	(£ millions)		
Advances secured on residential properties	34.8	24.9	19.7
Other secured advances[1]	10.6	9.7	10.8
Unsecured loans	55.9	48.3	30.9
Total allowance	101.3	82.9	61.4
Ratios			
Total related allowances at each year end as a percentage of year-end:			
Advances secured on residential properties[1]	0.15%	0.12%	0.11%
Other secured advances	1.12%	1.29%	1.01%
Unsecured loans	1.70%	1.64%	1.49%
Total allowance at each year end as a percentage of:			
Total loans and advances to customers at year end	0.37%	0.34%	0.30%
Provisions charged against income as a percentage of total loans and advances to customers at year end	0.18%	0.18%	0.17%
Net charge-offs as a percentage of average loans and advances to customers	0.12%	0.12%	0.11%
Total loans and advances ratios			
As a percentage of total loans and advances to customers:			
Advances secured on residential properties	84.5%	84.9%	84.6%
Other secured advances	3.5%	3.1%	5.2%
Unsecured loans	12.0%	12.0%	10.2%

Note:

(1) Following the introduction of IFRS, for 2005 and 2004 securitized assets have been included within the ratio of allowance for loan losses as a percentage of advances secured on residential properties and other secured advances. Prior to 2004 such assets were excluded from the ratio.

Movements in Allowance for Loan Losses

	Year ended December 31,	
	2005	2004
Amounts in accordance with IFRS	(£ millions)	
Allowance at the beginning of the year	126.9	101.3
IAS adoption	(3.3)	8.6
	123.6	109.9
Amounts written off:		
Advances secured on residential properties	(10.8)	(3.8)
Other secured advances	(0.4)	(1.7)
Unsecured advances	(48.0)	(26.0)
	(59.2)	(31.5)
Provisions charged against income:		
Advances secured on residential properties	17.9	0.4
Other secured advances	2.7	0.8
Unsecured advances	45.6	50.2
	66.2	51.4
Adjustments to provisions resulting from recoveries:		
Advances secured on residential property	(0.6)	(0.9)
Other secured advances	—	(0.1)
Unsecured advances	(9.0)	(1.9)
	(9.6)	(2.9)
Discount unwind:		
Advances secured on residential property	1.1	—
Other secured advances	0.5	—
Unsecured advances	1.7	—
	3.3	—
Allowance at the end of the year	124.3	126.9

Movements in Allowance for Loan Losses

	Year ended December 31,		
	2003	2002	2001
Amounts in accordance with UK GAAP		(£ millions)	
Allowance at the beginning of the year	82.9	61.4	47.1
On acquisition during the year	—	4.3	—
Amounts written off:			
Advances secured on residential properties	(3.7)	(5.0)	(6.3)
Other secured advances	(0.8)	—	(0.4)
Unsecured advances	(25.8)	(20.9)	(13.5)
	(30.3)	(25.9)	(20.2)
Provisions charged against income:			
Advances secured on residential properties	14.3	7.0	5.9
Other secured advances	1.7	(1.1)	0.6
Unsecured advances	36.1	38.9	29.2
	52.1	44.8	35.7
Adjustments to provisions resulting from recoveries:			
Advances secured on residential property	(0.7)	(1.1)	(0.9)
Other secured advances	—	—	(0.1)
Unsecured advances	(2.7)	(0.6)	(0.2)
	(3.4)	(1.7)	(1.2)
Allowance at the end of the year	101.3	82.9	61.4

Trends in the allowance for loan loss ratios shown above are consistent with Northern Rock's past due experience over the past five years. Northern Rock has consistently maintained a low appetite for credit risk which has, together with other factors, resulted in an overall loan portfolio of high credit quality. Northern Rock's underwriting criteria for commercial lending continues to result in controlled growth with lower risk commercial borrowers. At December 31, 2005, total year-end allowances for loan losses on unsecured loans amount to £87.1 million compared with £78.4 million at December 31, 2004. This increase reflects the increase in outstanding unsecured balances and the continuing improvement in credit quality resulting in the ratio of unsecured loan allowances decreasing from 1.68% at year end 2004 to 1.48% at year end 2005.

Problem and Non-performing Loans and Advances

Problem and Non-performing loans and advances are analyzed and reported in categories which reflect US lending and accounting practices. However, lending and accounting practices differ in the UK from those practices employed in the US Different terminology is also used in the US as compared to the UK to describe the same items. The following summary includes the primary differences in bank terminology and lending and accounting practices.

Differences in terminology[1]

UK	US
Loans and advances	Loans and advances or "lendings"
Impairment allowance	Allowance for lending or loan losses
Interest receivable	Interest income
In arrears	Past-due
Loans with interest suspended	Loans in non-accrual status
Write-offs	Charge-offs
Repossession	Foreclosure
Property in possession	Foreclosed property, acquired property or other real estate owned
Problem loans and advances	Impaired loans and advances

Note:

(1) Throughout this Offering Circular, where appropriate, US terminology has been used for disclosures related to loans and advances with the exception of the Group's Consolidated Financial Statements, which have been reported under IFRS.

Differences in Lending and Accounting Practices

In the US it is the typical practice of banks to stop accruing interest when payments on loans and advances are 90 days or more past due or when recovery of both principal and interest is doubtful. Accrued interest upon transfer to non-accrual status is reversed from income and no further interest is recognized until it becomes probable that the principal and interest will be repaid in full in accordance with the contractual terms. In accordance with IFRS, Northern Rock continues to accrue interest, where appropriate, to customer accounts even where recovery is in doubt. This accrued interest is added to the loan balance, and it is recorded as income during the period. Although this practice has no effect on net income when compared to the practice employed in the US, it has the effect of increasing the reported level of problem and potential non-performing loans and advances for UK banks in comparison with US banks.

In the US non-performing loans and advances are typically charged-off earlier than in the UK As a result, a UK bank may appear to have a higher level of non-performing loans and advances than a US bank. In the UK such loans would be accounted for as loans subject to repossession as described below.

In most circumstances in the US, title to property securing residential real estate transfers to the lender upon foreclosure. At foreclosure the loan is charged off and the acquired property is recorded at fair value with any recoveries recorded as an offset to the provision for loan losses for the period. Any specific allowance relating to the loan is not carried forward. The acquired property is subsequently reported in other assets on the balance sheet at the lower of cost or fair value less selling costs. Cost is defined as the fair value of the acquired property at the time of foreclosure. Upon sale of the acquired property, US banks will record gains and losses in the income statement as gain or loss on acquired property.

Although a bank is entitled under UK law to enforce a first charge on property held as security in the UK, it typically does so only to the extent of enforcing its power of sale. Northern Rock accounts for repossessed property in accordance with IFRS and industry practice for UK banks. At repossession, Northern Rock takes control of the property held as security on a loan but title does not transfer to the Bank. As UK banks generally do not take title to the property held as security, they are obligated to remit to the borrower any gain, in excess of the bank's net investment in the loan, realized upon the sale of the property. In contrast, US banks may take title to the property upon foreclosure and, although generally not a common occurrence, a US bank can recognize a gain upon the sale of the property.

Loans subject to repossession continue to be reported by Northern Rock as loans in the balance sheet. Any recoveries or additional losses realized upon the subsequent sale of the property are recorded by Northern Rock within the provision for loan losses during the reporting period. This practice results in a difference in the classification of losses and recoveries in the income statement. It also has the effect of increasing the reported level of non-performing loans for UK banks in comparison with US banks. The amount of loans subject to repossession held by Northern Rock as at December 31, 2005, amounted to £50.6 million.

The following tables present non-performing loans and advances for Northern Rock:

Group Non-performing Loans

	At December 31,				
	2005	2004	2003	2002	2001
	(£ millions, except percentages)				
	IFRS		UK GAAP		
Accruing lendings on which a proportion of interest has been suspended and/or on which individual/ specific allowance has been made	27.6	179.7	139.5	127.8	114.2
Accruing lendings 90 days overdue on which no interest has been suspended and on which no individual/ specific allowance has been made	389.1	55.2	25.9	45.9	30.4
Non-accruing lendings	—	39.7	13.4	9.5	16.9
Troubled debt restructurings	36.1	23.1	7.8	7.0	1.7
Total non-performing lendings	452.8	297.7	186.6	190.2	163.2

The table below sets out the number of residential mortgage loans in arrears falling into each category and such figures as a proportion of the number of residential mortgage loans.

Analysis of Residential Mortgage Loans in Arrears

	At December 31,				
	2005	2004	2003	2002	2001
Number of residential mortgage loans in arrears:					
3 to 6 months	2,035	1,695	1,674	1,946	1,598
6 to 12 months	540	422	634	658	736
Over 12 months	16	18	106	133	191
Total	2,591	2,135	2,414	2,737	2,525
As a percentage of the total number of residential mortgage loans:					
3 to 6 months	0.3%	0.3%	0.3%	0.4%	0.4%
6 to 12 months	0.1%	0.1%	0.2%	0.2%	0.2%
Over 12 months	—	—	—	—	—
Total	0.4%	0.4%	0.5%	0.6%	0.6%

Interest in Suspense

	Year ended December 31,				
	2005	2004	2003	2002	2001
	(£ millions)				
	IFRS		UK GAAP		
Interest in suspense at the beginning of the year	n/a	5.8	5.5	5.8	5.5
Net interest suspended during the year	n/a	1.3	0.7	0.2	1.0
Interest written off	n/a	(0.7)	(0.4)	(0.5)	(0.7)
Interest in suspense at the end of the year	n/a	6.4	5.8	5.5	5.8

Until December 31, 2004 loans were designated as non-performing as soon as management had doubts as to the ultimate collectability of principal or interest. When a loan was designated as non-performing interest was not normally credited to the income statement and either interest accruals ceased ("non-accruing lendings") or interest was credited to an interest suspense account in the balance sheet which was netted against the relevant loan ("suspended interest"). Following the introduction of IAS 39 with effect from January 1, 2005 interest is no longer suspended and accounts are no longer classified as non-accruing.

Deposits

The following table sets forth the average balances for each type of deposit and the average rate for each type of deposit for the three years ended December 31.

	Year ended December 31,					
	2005		2004		2003	
	Average Balance	Average Rate %	Average Balance	Average Rate %	Average Balance	Average Rate %
	(£ millions, except percentages)					
	IFRS				UK GAAP	
Deposits by banks	1,747.2	3.53	1,632.4	3.09	1,485.3	2.65
Retail demand deposits	2,539.1	3.81	952.5	1.85	947.0	1.13
Retail time deposits	16,371.2	4.55	15,486.4	4.34	14,710.7	3.73
Wholesale deposits	3,207.5	4.33	2,661.4	4.10	2,483.6	3.35
Total	23,865.0		20,732.7		19,626.6	

Retail demand and time deposits are obtained through, and administered by, the retail distribution network including the offshore operations in Guernsey and Dublin. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions. Retail demand deposits increased during 2005 largely due to the increases in the Silver Savings account for the over 50s.

Time deposits comprise accounts which require customers to give notice of an intention to make a withdrawal, including fixed rate bonds, as well as postal and telephone deposit accounts. Delays in customers being able to use funds from postal and telephone accounts arise due to the impact of the time required for receipt of funds via mail or bank transfer following a request for withdrawal.

Wholesale deposits are sourced through the London money markets or over-the-counter (OTC) for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates which reflect the inter bank money market rates.

A number of key factors have affected the UK retail savings market during the period 2003 to 2005. This period has seen sustained levels of competition from existing financial institutions. Improved technology has resulted in the introduction of cost efficient distribution methods (e.g. telephone accounts and internet- based accounts). Interest rates were 4.00% at the beginning of 2003 representing an almost 40 year low. The downward trend continued in the first half of 2003, with rates reduced to 3.50% by July 2003. Rates then increased gradually to 4.75% during the period November 2003 to August 2004 after which they remained unchanged for a year. The decrease to 4.50% in August 2005 was the final movement in rates during the period. All of these factors have affected the composition of Northern Rock's savings products and the effective rate paid to customers.

Short-term borrowings

The following table contains information regarding the Group's short-term borrowings (i.e., those with an original maturity of less than one year) for each of the three years ended December 31:

	Year ended December 31,		
	2005	2004	2003
	(£ millions, except percentages)		
	IFRS		UK GAAP
Bank Deposits			
Year end balance	1,018.5	838.7	1,087.2
Maximum balance	1,544.8	1,636.2	1,613.5
Average balance	1,282.9	1,240.7	1,118.1
Average interest rate during year[1]	3.34%	2.90%	2.74%
Year end interest rate[2]	3.78%	3.85%	2.84%
Commercial Paper[3]			
Year end balance	3,593.3	3,201.1	2,416.4
Maximum balance	3,939.9	3,201.1	2,416.4
Average balance	3,201.1	2,263.7	2,086.7
Average interest rate during year[1]	2.96%	3.13%	2.93%
Year end interest rate[2]	3.57%	3.42%	3.21%
Certificates of Deposit			
Year end balance	4,158.6	3,834.1	3,468.5
Maximum balance	4,158.6	4,262.4	3,468.5
Average balance	3,311.3	3,277.1	2,700.3
Average interest rate during year[1]	4.22%	3.98%	3.29%
Year end interest rate[2]	4.43%	4.48%	3.48%

Notes:

(1) Average interest rates during the year are calculated by dividing total interest expense by the average amount borrowed.

(2) The year end interest rates presented are based on the rates paid and balances at a single day and as such may reflect market conditions that may not be indicative of generally prevailing market rates.

(3) Commercial paper included in the above analysis had an original maturity not exceeding 365 days.

The following table shows the maturity breakdown of certificates of deposit and time deposits of £58,184 (approximately $100,000) or more at December 31, 2005.

	Certificates of Deposit	Time Deposits	Total
		(£ millions)	
3 months	3,678.0	3,774.1	7,452.1
3 to 6 months	479.4	360.7	840.1
6 months to 1 year	221.1	441.1	662.2
Over 1 year	46.7	113.4	160.1
	4,425.2	4,689.3	9,114.5

COMPETITION

This section contains forward-looking statements that involve inherent risks and uncertainties. Northern Rock's actual results may differ materially from those contained in such forward-looking statements. See "Forward-Looking Statements" above.

Industry Background

Northern Rock's main competitors have traditionally been providers of personal financial services in the United Kingdom. These include banks, building societies, life insurance companies and mutual insurance organizations. In recent years, competitive pressures, consolidation and changes in the regulatory environment have led to a blurring of the boundaries between banks, building societies and insurance companies in the United Kingdom. In addition, in recent years new providers of financial services have emerged as competitors in the UK residential mortgage lending market and retail savings market. Below is a description of the traditional types of organizations that continue to compete with Northern Rock, as well as a description of certain new competitors.

Banks and building societies

There has been significant consolidation of banks and building societies in recent years. The number of building societies has fallen from 105 in 1992 to 63 currently. This reduction has been marked by the merger of certain of these organizations as well as acquisitions by existing banks.

Certain major financial service providers have also changed their legal status with Halifax, Woolwich and Alliance & Leicester building societies converting during 1997 to stock form UK licensed banks in the form of public limited liability companies. A number of building societies have chosen not to convert, and legislation was passed in 1997 to enable these organizations to compete more freely with banks. Despite this, Bradford and Bingley Building Society converted to a listed bank in December 2000.

Insurance Companies

The UK insurance industry has traditionally been comprised of a large number of mutual insurance organizations and several composite insurers originating a range of products, distributed through banks, building societies, direct sales forces and a large network of independent financial advisers. In recent years, the entry of building societies and banks into the market as originators, as well as distributors, has reduced this dominance.

Non-Traditional Competitors

Certain supermarkets and other large retailers and utility companies sell financial services to their customers. A number of UK banks have cooperation arrangements with large UK retailers to provide personal banking services to their customer base, including direct savings accounts through the mail or by telephone. In addition, insurance and life assurance companies have entered the mortgage and retail savings markets, and more recently foreign entities have been active in the UK retail savings market. Such companies are using low cost telephone, postal and internet-based distribution channels to offer competitively priced retail savings products and mortgages. Certain UK banks, notably HBOS and to a lesser extent Abbey, operate stand-alone, separately branded internet banks. Northern Rock's response to such competition is to continue to develop its e-commerce capabilities as an integrated part of the Group's distribution strategy and to continue to offer customers a range of options for transacting business. See "– Description of Northern Rock and its Business – Distribution Network – Internet-based distribution" for a more detailed discussion of such activity to date.

The UK Residential Mortgage Market

The table below sets out information for the last five years concerning year-end balances of UK lending secured on residential property and the proportions held by banks, building societies and Northern Rock.

	Total Balances	Building Societies	Banks	Northern Rock
	(£ billions)	(%)	(%)	(%)
2001	591.4	19.2	70.8	3.7
2002	675.2	18.3	69.3	4.3
2003	774.6	18.4	66.0	4.8
2004	877.5	18.2	61.9	5.5
2005	967.1	17.9	59.5	6.4

Source: Bank of England data except for information regarding Northern Rock's balances which are taken from Northern Rock's own data.

The table below sets out information for the last five years showing gross and net lending in the UK.

	Gross	Net
	(£ billions)	
2001	160.1	53.9
2002	220.7	78.8
2003	277.3	101.1
2004	291.2	100.7
2005	288.1	91.4

Note:
Source: Bank of England data.

The UK residential mortgage market remained relatively buoyant in 2005, showing a decrease in gross lending of 1.1% over comparable 2004 lending figures and a decrease in net lending of 9.2%. This decrease reflected average house price inflation of 5.1% during 2005, low levels of interest rates and generally low levels of unemployment. The year 2005 also saw significant increase levels of re-mortgage activity with 43% of total UK gross lending attributable to re-mortgages, compared with 41% in 2004 and 42% in 2003.

Competition in the UK mortgage market involves defending the existing stock of balances and competing for the flow of new lending. New lending is driven by first-time buyers or next-time buyers remortgaging or changing homes. In recent years, the proportion of the population owning their own homes has stabilized at around 70%. Although this figure is high by European standards, Management believes it is unlikely to increase or decrease significantly in the near future. Consequently, Management views the mortgage market in the UK as a mature and highly commoditized market driven primarily by price, especially with respect to new lending.

A key feature of the UK mortgage market is the differential pricing structure that has developed, mainly in response to increased competition. New customers are offered attractive rates via discounts, tracker accounts, fixed and capped rates or cashbacks for a period of time, compared with existing customers who pay a standard variable rate which can fluctuate in response to competitive forces and UK monetary and economic policy. This differential pricing structure is likely to contribute to continued strong levels of re-mortgage activity in 2006.

Due, in part, to competitive pricing since the early 1990s, product innovations and retention of existing customers, Northern Rock has been able to achieve net lending greater than its market share of balances over this period while its gross lending has been only slightly above mortgage stock levels. Northern Rock's redemption levels have remained below its share of stock due to the effect of early repayment charges during the incentive period and due to its customer retention policies. The latter includes allowing existing customers to transfer to products available to new customers, subject to the payment of any existing early repayment charges, and the investment in a dedicated mortgage retention team.

Management expects that competition from existing lenders is likely to remain intense. Management also considers that new customers will remain attracted to up-front incentives on traditional mortgage products and that strong demand will remain for credit bundling products, enabling Northern Rock to achieve volume lending in 2006.

The UK Retail Deposit Market

The UK retail deposit market is dominated by banks, building societies and National Savings. National Savings is a UK. Government-sponsored savings and investment organization, with products distributed to individuals through the UK Post Office branch network and through postal accounts. Figures for the total UK retail deposit market appearing in the table below have been compiled from details published by the Bank of England.

Building Societies', Banks' and Northern Rock's Share of the UK Retail Deposit Market

	Total UK Retail deposits[1]	Building societies' share of total UK Retail deposits[1]	Banks' share of total UK Retail deposits[1][2]	Northern Rock's share of total UK Retail deposits[1]
	(£ billions)	(%)	(%)	(%)
2001	682.3	17.9	72.9	1.6
2002	734.2	18.3	73.2	1.8
2003	809.7	17.7	74.1	1.7
2004	877.1	17.7	74.5	1.7
2005	957.2	18.2	74.3	1.8

Notes:

(1) Source: Bank of England, except for information regarding Northern Rock's balances which are taken from Northern Rock's own data.

(2) Included within Banks' share of total UK retail deposits are companies such as Tesco plc and Egg plc, which have UK banking licenses.

Management believes that the UK retail deposit market, like the residential mortgage market is a commoditized one, driven primarily by price. This is particularly true for the flow of new money, which will seek the most attractive rates available. Older deposit balances have traditionally subsidized the cost of new retail deposits, primarily reflecting customer inertia.

In the last 10 years, competition for UK retail deposits has increased as new participants, such as supermarkets and insurance/life assurance companies entered the market by offering attractive rates of interest. This situation has been exacerbated since 2000 by the introduction of internet-based accounts and foreign entrants which have offered rates at or above UK bank base rates. The combined effect of this competition has caused the cost of attracting new retail deposits to be higher in many cases than the cost of wholesale money market deposits.

Management believes that increased consumer awareness driven by the press and increased competition has resulted in the potential for greater volatility of retail deposit balances both between different organizations and between different accounts within organizations, resulting in a reduction in the differential between rates paid to existing and new balances as customers transfer to higher rate accounts and organizations aim to retain existing balances.

European Union Directives

The framework for supervision and regulation of banking and financial services in the United Kingdom has been, and continues to be, heavily influenced by European Union ("EU") Directives which are required to be implemented in EU member states through national legislation. The banking Directives aim to harmonize banking regulation and supervision throughout member states by laying down minimum standards in key areas and requiring member states to give "mutual recognition" to each other's standards of regulation. The Banking Consolidation Directive ("**BCD**") includes the "passport" concept: that is, freedom to establish branches in, and to provide cross-border services into, other member states once a bank is authorized in its "home" member state.

Investment firms are subject to a similar regulatory environment and can obtain a "passport" with respect to authorization under national legislation implemented pursuant to the Investment Services Directive. The Investment Services Directive will be repealed and replaced by the Markets in Financial Instruments Directive ("**MiFID**") when the MiFID is implemented across the EU on November 1, 2007. Despite the application of the "passports", a "host" member state can impose certain requirements on the conduct of banking and investment activities in its boundaries (including conduct of business rules). Northern Rock's Treasury team are currently preparing for the implementation of MiFID in the UK.

Although a credit institution such as Northern Rock is primarily regulated in its home state by a national regulator, the EU Directives prescribe minimum criteria for regulation of the authorization of credit institutions and the prudential supervision applicable to them, including in respect of capital adequacy, liquidity and limits on large exposures to certain types of counterparties. The prudential rules for banks in respect of credit risk are based on the requirements of the BCD, while those relating to market work (including position risk, counterparty, settlement risk and foreign exchange risk) are based on the requirements of the Capital Adequacy Directive (the "**CAD**"). The CAD applies both to banks and to investment firms (and, in respect of the latter, also sets out initial capital requirements). Finally, the Financial Groups Directive provides for the prudential supervision of financial groups or conglomerates.

In September 2002, the European Commission published a proposal on a directive on consumer credit to the EU member states, which would require prospective creditors to provide advice and information to consumers taking consumer credit before the credit agreement is concluded, so that the consumer can choose with full knowledge of the facts among the types of credit offered. Among other things, the proposal required that the information to be provided by the credit intermediary and creditor should in particular include an annual percentage rate of charge applicable to the credit; the total lending charge; the agreed duration of the loan and the number and amount of installments. This is to standardize information given to consumers to make Europe-wide comparisons easier. Similarly, it will be the responsibility of the creditor, in accordance with the principle of "responsible lending", to check whether the consumer and where applicable, the guarantor, are in a position to meet new commitments. The September 2002 proposals also included provisions in respect of borrowers drawing down credit under the terms of their mortgage loans. In January 2004, the European Parliament published a re-drafted form of the proposed Directive. Significantly, the re-draft excluded loans secured by a mortgage on land. The European Parliament approved this re-draft on its first reading on April 20, 2004. In October 2004, the European Commission published an amended Form of the proposed Directive. The UK Department of Trade and Industry ("**DTI**") has consulted with consumer and industry organizations on the proposal. The latest consultation paper on the form of the proposed Directive was published by the DTI in March 2006 and consultations closed in May 2006.

The proposed Directive is unlikely to come into force until mid-2007 at the earliest; and Member States will then have a further two years in which to bring national implementing legislation into force. Until the final text of the directive is decided and the details of United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the Directive would have on Northern Rock and its respective businesses and operations. No assurance can be given that the finalised Directive and the United Kingdom implementing legislation will not adversely affect the ability of the Issuer to make payments to Noteholders.

Basel Capital Accord

The Basel Committee on Banking Supervision published the text of a new capital adequacy framework on June 26, 2004 under the title "International Convergence of Capital Measurement and Capital Standards: a Revised Framework" ("**Basel 2**"). This text was updated on November 15, 2005. This new framework replaces the existing 1988 Basel Accord and places enhanced emphasis on market discipline and sensitivity to risk.

On July 14, 2004 the European Commission published its consultation paper on the proposed Capital Requirements Directive (the "**CRD**"), by which Basel 2 will be implemented in the EU. Although Basel 2 applies only to banks, the CRD will apply the Basel 2 principles both to banks and to investment firms. The CRD aims to implement Basel 2 in the EU by "recasting" each of the BCD and the CAD so that they comply with the new capital adequacy framework. On June 7, 2006, the Council of the European Union formally adopted the CRD and the "recast" BCD and CAD will each come into force on July 20, 2006. EU member states are to apply the CRD from year end 2006, with the most sophisticated approaches being available from year end 2007. This is in line with the planned global introduction of the Basel 2 rules.

Northern Rock has a Basel project team which is working to ensure that the capital benefits of the Basel Capital Accord are available to Northern Rock as quickly as possible. Northern Rock intends to adopt the Internal Ratings Based (IRB) approach for credit risk and has implemented the core models to ensure compliance with Pillar 1 of Basel 2 and the CRD (which sets forth certain measures for assessing minimum capital requirements). The Basel project team is developing procedures to consider risks to the business that may not be covered by the minimum capital adequacy requirements set out under Pillar 1 and take an appropriate course of action to mitigate those risks and consider the impact of broader macro-economic scenarios on the firm's overall level of capital adequacy.

UK Regulations

The Companies Acts govern the fundamental concepts of constitutional issues, company registration and the format and production of annual reports and accounts applicable to such entities including Northern Rock. As a UK public limited company listed on the London Stock Exchange, Northern Rock is obliged to comply with a code of practice known as the Combined Code regarding corporate governance. Further, as part of the continuing obligations of Northern Rock under the listing rules of the UK Listing Authority (the body which approved Northern Rock's listing on the London Stock Exchange) (the "**Listing Rules**") and the disclosure rules of the FSA (defined above), it must disclose, through a regulatory information service, all "inside information" (broadly speaking, information which would, if generally available, be likely to have a significant effect on the price of its securities listed on any market of the London Stock Exchange).

The undertaking of certain activities in the UK subjects the relevant entity to further regulatory regimes. The most significant regimes relevant to Northern Rock are discussed below.

The principal piece of legislation governing the establishment, supervision and regulation of financial services in the UK is the FSMA. The FSA is the single regulator for the full range of financial business in the UK; it derives its powers under the FSMA and regulates both the prudential aspects and conduct (including market conduct) of those businesses.

The FSMA prohibits any person from carrying on a "regulated activity" in the UK unless that person is an "authorized person" under the FSMA or is specifically exempted from such provision. The list of "regulated activities" under the FSMA includes deposit-taking and activities relating to investment and insurance businesses.

Banking (Acceptance of Deposits)

Northern Rock is authorized by the FSA to accept deposits in the UK.

The FSA monitors the liquidity of the UK banking sector through a series of periodic returns covering both sterling and non-sterling operations. UK banks are required to maintain, in interest-free accounts at the Bank of England, a non-operational cash balance of a percentage of eligible liabilities. The FSA also requires banks to report (among other things), and in some cases obtain consent for, large single exposures and large exposures to related borrowers.

The Banking Code (the "**Code**") is a voluntary code adopted by UK banks and building societies. It sets the minimum standards of service that personal customers can expect from all banks and building societies which subscribe to the Code. The Code covers the responsibilities of the banks and building societies to their personal customers in connection with the operation of their accounts. The Code became effective in March 1992, with subsequent revisions in March 1994, March 1997, March 1999, January 2001, March 2003 and March 2005. Northern Rock has adopted the Code. Compliance with the Code is monitored by the Banking Code Standards Board.

Investment Business

The conduct of investment business is regulated in the UK in that, among other things, "dealing in", "arranging deals in", "managing", "safeguarding and administering" and "advising on" investments are "regulated activities" under the FSMA. The Group has the appropriate authorization under the FSMA to conduct its investment business activities.

The marketing and promotion of investments ("investments" includes rights under a contract of insurance) in the UK is prohibited under the FSMA unless the promotion is made by an authorized person or the communication is approved by an authorized person. Various exemptions apply as reflected in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Under the regulatory regime that existed prior to the FSMA, "Listed money market institutions" were exempted from the provisions of the Financial Services Act 1986 in respect of their money market activities only. Northern Rock was granted listed money market institution status and that status was "grandfathered" into the new regime under the FSMA. Such money market activities remain regulated by the FSA which expects such entities to observe the relevant chapters of the FSA Handbook (in particular, the chapter entitled "Inter-Professional Conduct" in the Market Conduct Sourcebook). Given the nature of Northern Rock's money market activity, the Non-Investment Products Code (NIPs) is also applicable to this business. The FSA Handbook is expected to be revised as part of the implementation of MiFID.

Insurance Subsidiaries

NORMIC is the only subsidiary of Northern Rock which undertakes insurance business.

NORMIC is a Guernsey-registered company, and consequently is regulated by Guernsey law and the Guernsey Financial Services Commission.

Financial Services Compensation Scheme

Depositors are protected in respect of their deposits with authorized institutions in the UK Payments under the Financial Services Compensation Scheme ("**FSCS**") are limited to 100% of the first £2,000 of a depositor's total deposits with the institution and 90% of the next £33,000, resulting in a maximum payment of £31,700. The FSCS is financed by a levy on all authorized institutions in proportion to their deposit base which includes deposits in sterling, other European Economic Area currencies and the euro.

The FSCS also applies to claims relating to mortgage advice and arranging from October 31, 2004 and for claims relating to insurance intermediaries from January 14, 2005.

Dispute Resolution

The FSMA gives the FSA the power to make rules relating to the handling of complaints by firms and provides for the establishment of an independent dispute resolution scheme to resolve complaints about financial services firms quickly and with minimum formality. The body established to administer and operate this scheme is the Financial Ombudsman Service Limited ("**FOS**").

Regulation of Mortgage Business

Mortgage lending and services, the arranging of mortgages and the giving of mortgage advice in the UK became a regulated activity under the FSMA on October 31, 2004 (the date known as "**N(M)**"). The Mortgages: Conduct of Business Sourcebook ("**MCOB**") covers conduct of business requirements for authorized persons in respect of regulated mortgage contracts. These rules provide for, amongst other things, certain pre-origination matters, such as financial promotions and draft pre-application illustrations, start of contract disclosures, post-sale disclosures (annual statements), rules on contract charges and arrears and repossessions. The MCOB came into force on N(M).

The regime under the FSMA regulating financial promotions also covers the content and manner of promotions of regulated mortgage products, and by whom such promotion can be issued or approved.

Northern Rock is authorized to carry on such regulated mortgage business.

Regulation of Insurance Business

Since January 14, 2005, the FSA has been responsible for regulating intermediaries selling general insurance policies (e.g. home contents insurance and payment protection).

The Insurance: Conduct of Business Sourcebook ("**ICOB**") contains the rules relating to the business processes involved in selling and administering non-investment insurance. Examples of these processes are marketing, sales, provision of product literature to customers and claims handling. Northern Rock advises on and arranges Household and Payment Protection insurance in association with its insurance partners AXA and Cardiff Pinnacle.

Northern Rock is classified as an 'insurance intermediary' under the ICOB and is authorized to carry on such regulated business.

Other Relevant Legislation & Regulation

The Consumer Credit Act 1974 (the "**CCA**") regulates the provision of secured and unsecured loans and ancillary credit businesses such as credit brokerage and debt collecting. Currently, a credit agreement is regulated by the CCA where: (a) the borrower is or includes an individual, (b) the amount of "credit" as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after May 1, 1998, or lower amounts for credit agreements made before that date, and (c) the credit agreement is not an exempt agreement as specified in or under section 16 of the CCA (for example, certain types of credit to finance the purchase of, or alterations to, homes or business premises or a regulated mortgage contract under the FSMA. On March 30, 2006, the Consumer Credit Act 2006 (the "**2006 Act**") received Royal Assent. Its provisions, which are to be brought into force between June 2006 and October 2008, amend the CCA in a number of ways including, amongst others, the removal of the financial limit for consumer lending, whilst retaining the limit of £25,000 for lending for business purposes to individuals, unincorporated bodies and partnerships of up to three partners. Once the 2006 Act comes into force, then any loan or further advance originated or varied bilaterally after this time, other than a regulated mortgage contract under the FSMA or an exempt agreement under the CCA, will be regulated by the CCA. Such loan or further advance will have to comply with requirements as to form and content of the credit agreement and if it does not comply, will be unenforceable against the borrower without a court order. So as to avoid dual regulation all FSA regulated mortgage contracts will not be covered by the CCA. For the avoidance of doubt, regulated mortgage contracts will, however, be enforceable only under court order obtained pursuant to the CCA, notwithstanding their regulation under the FSMA where those contracts (except for this carve-out) would otherwise be regulated or treated as regulated by the CCA.

A number of changes to the secondary legislation made under the CCA were also introduced in October 2004, notably changes to the consumer credit advertising promotions rules and changes to the form and content of credit agreements and to early settlement rules.

The Data Protection Act 1998 regulates, among other things, the retention and use of data relating to individual customers. Each company in the Group has made appropriate notifications under that Act.

The UK Money Laundering regulations, the Proceeds of Crime Act 2002 and the Terrorism Act 2000 set out the obligations on UK firms to have in place effective procedures to detect and prevent money laundering and terrorist financing. The FSA monitors firms' financial crime prevention measures as part of its work to achieve one of its four main objectives, i.e. to prevent the finance industry from being used for financial crime purposes.

The Unfair Terms in Consumer Contracts Regulations 1999 came into force in October 1999. These Regulations (together with the Unfair Contract Terms Act 1977, the "**Regulations**") apply to certain contracts for goods and services entered into with consumers. The main effect of the Regulations is that a contractual term covered by the Regulations which is "unfair" will not be enforceable against a consumer. The Regulations apply, among other things, to mortgages and related

products and services. The FSA Handbook contains guidance on the FSA's approach under the Regulations in respect of financial services contracts.

Unclaimed Assets – Budget 2006

As part of the UK's Chancellor of the Exchequer's budget statement issued on May 22, 2006, the UK Government stated its support of the efforts of the British Bankers' Association and the Building Societies' Association in trying to reunite unclaimed assets and their owners. A Steering Group has been established to investigate the setting up of a voluntary scheme whereby unclaimed assets can be reinvested in society, as long as the original owners' entitlements to reclaim are preserved, via charitable and voluntary organizations.

Northern Rock, together with other UK banks and the British Bankers' Association, are considering the implications of the scheme.

DIRECTORS AND SENIOR MANAGEMENT

The following table identifies the directors and senior management of Northern Rock as of July 18, 2006, and sets forth their functions and areas of experience within Northern Rock, principal business activities performed outside of Northern Rock, including any outside directorships.

Name (and date of birth)	Current position	Principal external directorships	Year Appointed
Dr. Matthew White Ridley (February 7, 1958)	Chairman	Northern 2 VCT Plc PA Holdings Limited Northern Investors Company PLC	1994
Adam John Applegarth (August 3, 1962)	Chief Executive	Persimmon plc	1996
David Frank Baker (May 2, 1953)	Deputy Chief Executive	Newcastle Employment Bond Limited	1996
Robert Frederick Bennett (May 30, 1947)	Group Finance Director	Greggs plc	1993
Keith McCallum Currie (July 18, 1956)	Executive Director	None	2005
Andy Menze Kuipers (December 24, 1957)	Executive Director	None	2005
Nicholas Adam Hodnett Fenwick (October 20, 1960)	Non-Executive Director	Fenwick Limited John Swire and Sons Limited	2003
Sir Ian Gibson (February 1, 1947)	Senior Independent Director	GKN plc Greggs plc	2002
Nichola Pease (April 3, 1961)	Non-Executive Director	J O Hambro Capital Management Limited	1999
Michael James Queen (September 27, 1961)	Non-Executive Director	3i Group PLC	2005
Rosemary Anne Radcliffe October 9, 1944)	Non-Executive Director	NIAL Holdings plc Newcastle International Airport Limited Guernsey Financial Services Commission	2005
Sir Derek Wanless (September 29, 1947)	Non-Executive Director	Northumbrian Water Group plc	2000

Note:

(1) Year appointed to the Board of Directors of Northern Rock or its predecessor, Northern Rock Building Society.

The business address of the directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

BOARD PRACTICES

Corporate Governance

Northern Rock regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to Northern Rock's shareholders for corporate governance. The following describes how Northern Rock applies the principles and provisions contained in the Combined Code of Corporate Governance published in July 2003 (the "**Combined Code**"). The Listing Rules require listed companies to disclose how they comply with the Combined Code and, where they do not do so, to provide a clear explanation of why they do not comply.

For the period January 1, 2005 to December 31, 2005, Northern Rock complied with all aspects of the Combined Code except for the requirement that the Senior Independent Director should attend meetings with a range of shareholders. In addition to the Corporate Governance Day in late 2004 held between shareholders, the Chairman and the Senior Independent Director, and the extensive programme of contact between Executive Directors and shareholders, it was not considered necessary for Sir George Russell to undertake an additional series of meetings with shareholders. He is available to shareholders at all times and sees regular feedback from them.

The Board of Directors

The Board of Directors meets regularly throughout the year and retains full and effective control over the Group. It is collectively responsible for the success of the Group and determines its strategy and policies whilst monitoring performance. The Board met eleven times during 2005 and, following the appointments of Mr Queen and Miss Radcliffe on January 5, 2005 and March 1, 2005 respectively, comprised the Chairman, the Senior Independent Director, six other Non-Executive Directors, the Chief Executive and four other Executive Directors. Where directors were absent from Board or Committee meetings, the Board or respective Committee was satisfied with the apologies that were offered on each occasion.

The Board has a written schedule of matters reserved for its review and approval. It has also adopted a detailed procedures manual which covers the responsibilities and procedures of the Board, its Committees and its officers. The reserved matters include: the setting of capital expenditure budgets, the declaration of dividends, the setting of policies for balance sheet structural risk management, the raising of Non Retail Funds, Liquidity and Credit Risk, and the approval of the Annual Report and Accounts.

Authority for the execution of approved policies has been delegated by the Board to Northern Rock's Executive Committee and the Chief Executive. The Executive Committee comprises the Chief Executive, the other Executive Directors and the Company Secretary.

Within the parameters set out in the Executive Committee's terms of reference, the Executive Committee has responsibility for facilitating Northern Rock's effective operation to ensure that it meets its objectives through the implementation of the Strategic and Operational Plans. The Executive Committee also monitors developments in Northern Rock's core markets, and examines, appraises and reviews defence initiatives, potential acquisitions and corporate finance initiatives. It also establishes processes to control, appraise and review the implementation of any new procedures that are agreed upon.

The Management Board Asset and Liability Committee is responsible for overseeing the management and review of Northern Rock's balance sheet risk profile and processes, and Northern Rock's balance sheet, income statement and liquidity profiles. In addition, the Management Board Asset and Liability Committee has authority to authorise use by Northern Rock of structured financial products and private equity investments in accordance with the policies and procedures set down in the Corporate Finance and Structured Financial Policy statement approved by the Board.

A clear division of responsibility exists between the Chairman, who is responsible for running the Board, and the Chief Executive who has responsibility for running the business. This division is clearly set out in the Chairman's letter of appointment and the Chief Executive's job description.

Appointments to the Board

Northern Rock's Articles of Association require that each director stand for re-election at least every three years and that directors appointed by the Board should be subject to election by

shareholders at the first opportunity after their appointment. The directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

Northern Rock's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday. In accordance with this policy, Sir George Russell retired from office at the conclusion of the 2006 Annual General Meeting.

Directors

More than half of the Board comprises Non-Executive Directors all of whom have experience in a wide range of commercial or banking activities. The Board is required to determine whether each director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgement. The Board considers all of the Non-Executive Directors to be independent for the purposes of the definition in the Combined Code.

Until his retirement on April 25, 2006, Sir George Russell was Northern Rock's Senior Independent Director. Sir Ian Gibson was appointed Senior Independent Director of Northern Rock on April 25, 2006.

Induction and training

It is Northern Rock's policy that every director should receive appropriate training when he or she is appointed to the Board, and subsequently as necessary. During 2005 Mr Queen and Miss Radcliffe both joined the Board as Non-Executive Directors whilst Mr Currie and Mr Kuipers became Executive Directors.

A detailed induction process was completed for each of the directors to ensure that they were able to discharge their responsibilities effectively; this included in the case of Mr Queen and Miss Radcliffe, attendance at the Northern Rock's Interim and Preliminary Results presentations, where they were available to meet with major shareholders. Northern Rock's induction process is designed to ensure that every new director understands his or her responsibilities as a director of Northern Rock. Where appropriate, the process also enables directors to build an understanding of Northern Rock, its business and the market in which it operates. It also assists with the formulation of a link with the senior executives in Northern Rock and facilitates an understanding of Northern Rock's main relationships with its major customers, suppliers and shareholders.

The initial induction programme is supported by an ongoing training programme for all directors to ensure that they remain fully up to date with legal, regulatory and financial developments. In addition to this programme, at Board meetings during 2005, a number of Northern Rock's senior executives provided presentations concerning their areas of responsibility. This ensures that the Board remains fully up to date on the Group's business. The ongoing training process is enhanced by the annual appraisal process, where directors are asked to identify areas where additional training is required.

To enable the Board to function effectively, all directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. Northern Rock also arranges additional, specific training or support for any director who requests it.

The Chairman ensures that all directors are properly briefed on issues to be discussed at Board meetings. All directors are able to obtain further advice or seek clarity on issues raised at Board meetings from within Northern Rock or from external professional sources. All directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed.

Additionally, the Company Secretary provides regular reports to the Board to ensure that it remains up to date on the latest regulatory, legal and governance developments relevant to Northern Rock and its officers. Where necessary, the directors are able to take independent professional advice at Northern Rock's expense.

Indemnities

Northern Rock's Articles of Association provide an indemnity to directors against certain liabilities incurred as a result of their office. The indemnities extend to defending any proceedings in which judgement is given in the directors' favour, or in which they are acquitted or in any proceedings in which relief is granted by a court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of Northern Rock. In addition, Northern Rock arranges Directors and Officer's Insurance on behalf of its directors in accordance with the provisions of the Companies Act 1985.

Board Evaluation and Director Appraisal

The Combined Code requires that Non-Executive Directors, the Board and its Committees should be subject to annual appraisal. Where a Non-Executive Director is proposed for re-election beyond six years, the proposal should be subject to a particularly rigorous review, and should take into account the need for progressive refreshing of the Board.

All Executive Directors, Non-Executive Directors and the Chairman were subject to an appraisal during the year under review to ensure that their contribution continued to be of the highest standard.

The Chief Executive and all of the Non-Executive Directors were appraised by the Chairman whilst the appraisal of the Group Finance Director, Deputy Chief Executive and other Executive Directors was completed by the Chief Executive. After a meeting of the Non-Executive Directors in absence of the Chairman and having also canvassed the opinions of the Executive Directors, the Senior Independent Director conducted the appraisal of the Chairman.

For the year under review, the conclusion of the appraisal exercise was that each Non-Executive Director, Executive Director and the Chairman continued to demonstrate a continued commitment and effective contribution to their position. The terms of appointment of each Non-Executive Director have been renewed for a further year with effect from January 1, 2006, subject to re-election where appropriate at the Annual General Meeting held in April 2006.

In addition to the appraisal of the individual Directors, an evaluation of the Board and its Committees was also completed. This evaluation process consisted of a lengthy questionnaire that canvassed the directors' views on a wide range of matters including, the effectiveness of the Board, its Committees and the Chairman. The directors were also asked to comment on the Board meeting process, the composition of the Board, and the interaction between the Board and its Committees.

The Company Secretary reported to the Board on the outcome of the evaluation exercise. The process was completed by the Board considering and debating the Company Secretary's report and reviewing the respective strengths and weaknesses of the Board, its members and its Committees.

The Company Secretary reported to the Board that the evaluation of the Board and its Committees showed that they were discharging their responsibilities effectively and confirmed that the process also provided useful feedback that would be used to improve current practice and procedures.

Board Committees

In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of Committees to assist it in the way that it deals with matters that are reserved for its consideration. The Chairman and membership of each Committee are set out on page 93. Each Committee has detailed terms of reference clearly setting out its remit and authority. In accordance with the Combined Code, the terms of reference of the Audit, Nominations, Remuneration and Risk Committees are available on Northern Rock's website and on request in writing from the Company Secretary.

In addition to the meetings of the Board and the Committees which took place throughout the year, the Chairman also held meetings with Non-Executive Directors in absence of the Executive Directors and the Non-Executive Directors met in absence of the Chairman and the Executives.

The following paragraphs set out details of the Committees and the particular work that they undertake.

Audit Committee

The Audit Committee comprises five independent Non-Executive Directors and met six times during 2005. It considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group. It also reports to the Board on both financial and non-financial controls. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors. In February 2005 the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2005 Annual General Meeting.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings of the Audit Committee and they have direct access to the Audit Committee and its Chairman at all times.

The Chief Internal Auditor provides further assurance that the significant risks identified by the business are properly managed. The Chief Internal Auditor also has direct access to the Audit Committee and its Chairman. The Executive Directors are not members of the Audit Committee but attend meetings by invitation of the Audit Committee, as necessary, to facilitate its business.

The Audit Committee reviews the internal control system on behalf of the Board and is also responsible for reviewing the effectiveness of the Internal Audit function. At each meeting the Committee receives reports of reviews conducted throughout the Company by the Internal Audit and (periodically) Compliance functions.

The Combined Code requires the Board to be satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The Board is satisfied in this regard and, in addition, in the opinion of the Board the qualifications of each of the Audit Committee members gives the Audit Committee the breadth of financial experience to discharge its responsibilities.

Chairman's Committee

The principal function of the Chairman's Committee is to review Northern Rock's strategy and to consider any major operational issues or proposals for significant new initiatives that may arise. The Chairman's Committee only meets as a formal Committee in exceptional circumstances and its activities are reported to the Board. The Chairman's Committee comprises the Chairman, the Executive Directors and the Company Secretary.

Nominations Committee

The Nominations Committee comprises the Chairman and two independent Non-Executive Directors. The Nominations Committee met once during 2005. It monitors and reviews the membership of, and succession to, the Board and the Nominations Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

During 2005, the Nominations Committee assessed the size of the Board, the attributes of the Board members, the continued growth of Northern Rock and its strategic aims. Following the addition of two Non-Executive Directors and two Executive Directors in 2005, the Nominations Committee believes that the Board has an appropriate number of directors with a suitable range of knowledge and skills and that, for the time being, the performance of the Board would not be improved by the recruitment of additional directors.

During 2005, the Nominations Committee also considered the succession to the position of Senior Independent Director, in anticipation of Sir George Russell's retirement from the Board. Having considered the duties and expectations of the position, Sir Ian Gibson taking no part in the debate, the Nominations Committee concluded that Sir Ian Gibson possessed the necessary qualities of

experience and business acumen. The Nominations Committee therefore recommended to the Board that the appointment should be made, and at its November meeting, the Board approved this recommendation.

Remuneration Committee

The Remuneration Committee comprises seven independent Non-Executive Directors and met twice in 2005. It is responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities the Remuneration Committee takes professional advice from within and outside Northern Rock. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set in the Articles of Association. The Remuneration Committee also determines the level of remuneration for Northern Rock's Management Board Directors (comprising management at the level immediately below the Board).

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information may be found in Northern Rock's Directors' Remuneration Report.

Risk Committee

The Risk Committee comprises four independent Non-Executive Directors and the Executive Directors, Mr Currie and Mr Kuipers having been appointed to the Risk Committee with effect from January 1, 2006. The Risk Committee met four times during 2005. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present their findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasizes and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering the major findings of any of the FSA or internal/external audit's risk management review and management's response.

To assist the Board in discharging its responsibilities for the setting of risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy. As part of the implementation of Basel 2 the Risk Committee has responsibility for monitoring the performance of Northern Rock's Basel 2 credit rating systems and reviewing reports prepared by the Credit Risk Management Group and the Basel Steering Group.

The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with the statutory requirements and financial reporting standards.

Internal Control

The Board is responsible for the Group's system of internal control and for annually reviewing its effectiveness. The system of internal control is designed to manage risk rather than eliminate it and in this regard, the Board considers that Northern Rock is a well-controlled, risk-averse business that continues to adopt a prudent stance in the management of risk. Through the work undertaken in this area by the Audit Committee and reported to it, the Board has reviewed the effectiveness of the system of internal control and is satisfied that there is a sound system of internal control that safeguards shareholders' investments and Northern Rock's assets.

In accordance with the guidance set out in the Turnbull Guidance on Internal Control, Northern Rock has an ongoing process for identifying, evaluating and managing the significant risks faced by it. This process was in place for the period January 1, 2005 to December 31, 2005 and remained in place

on the date that the 2005 Annual Report and Accounts was approved by the Board. As part of Northern Rock's continuing evaluation of internal control, the Board has reviewed and (where necessary) updated the process for identifying and evaluating significant risks affecting the business and the policies and procedures by which these risks are managed.

Northern Rock is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organizational structure with clear reporting lines and a commitment to recruiting and training staff governed by appropriate codes of conduct. In addition, the Group maintains procedure manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorization limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Chief Executive reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Executive Committee, the Risk Committee and the Audit Committee.

A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in note 39 to the Consolidated Financial Statements. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilised. In addition, regular reporting of all risk exposures is monitored throughout Northern Rock by the Operational Risk Group whose membership is drawn from each of Northern Rock's departments within which operational risk may arise. This Group reports to Management Board Asset and Liability Committee on a monthly basis and subsequently to each meeting of Risk Committee.

Northern Rock's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

Northern Rock has in place a formal procedure by which staff can, in confidence, raise concerns about possible improprieties in financial and other matters – commonly referred to as 'whistleblowing' procedures. Details of these arrangements are set out in Northern Rock's Standards of Business Conduct. Northern Rock's whistleblowing policy is intended to encourage and enable staff to raise serious concerns. Employees reporting concerns in this way are afforded certain rights through legislation (Public Interest Disclosure Act 1998) and have access to a confidential 'whistleblowing' telephone line.

The Audit Committee reviews this procedure on an annual basis and remains satisfied that it incorporates arrangements for the proportionate and independent investigation of matters raised and for appropriate follow up action.

Communications

A Summary Financial Statement is issued to all shareholders and a copy of the Annual Report and Accounts is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk. Northern Rock communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. Northern Rock also deals with a number of written enquiries from shareholders throughout the year.

Northern Rock regards communication with institutional shareholders as important and its Investor Relations department maintains a high level of contact throughout the year with institutional shareholders.

The Company Secretary also reports regularly to the Board on feedback received from shareholders. Additionally, the Chief Executive, Group Finance Director and other Executive Directors have extensive ongoing contact with shareholders and feedback arising from this is also reported to the Board. Coupled with presentations from analysts and brokers throughout the year, these arrangements ensure that all directors, both Executive and Non-Executive, remain up to date on the views of major shareholders.

As Senior Independent Director, Sir George Russell (and after his retirement, Sir Ian Gibson) is available to shareholders if they have concerns which contact through the normal channels of

Chairman, Chief Executive or Group Finance Director has failed to resolve or for which such contact is inappropriate.

To ensure that opportunities are offered to major shareholders to meet with members of the Board, a number of more informal meetings are also held throughout the year where investor feedback on strategy and governance is encouraged.

Going Concern

The directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Statement of Directors' Responsibilities

The Companies Act 1985 requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group as at the end of the year and of the profit or loss of the Group for the year.

The directors consider that in preparing the financial statements appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The directors are responsible for ensuring that the Company and the Group keeps accounting records that disclose with reasonable accuracy at any time the Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

The maintenance and integrity of the Northern Rock website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Committees

Membership of the Board's Committees is set out below.

Audit Committee

+ Sir Derek Wanless (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ N Pease
+ M J Queen

Chairman's Committee

+ Dr M W Ridley (Chairman)
* A J Applegarth
* D F Baker
* R F Bennett
* A M Kuipers
* K M Currie
● C Taylor

Nominations Committee

+ Dr M W Ridley (Chairman)
+ Sir Ian Gibson
+ Sir Derek Wanless

Remuneration Committee

+ N Pease (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ M J Queen
+ R A Radcliffe
+ Sir George Russell (retired April 25, 2006)
+ Sir Derek Wanless

Risk Committee

+ Sir Derek Wanless (Chairman)
+ Sir Ian Gibson
+ R A Radcliffe
+ Sir George Russell (retired April 25, 2006)
* A J Applegarth
* D F Baker
* R F Bennett
* K M Curries (appointed January 1, 2006)
* A M Kuipers (appointed January 1, 2006)

+ *Non-Executive Director*
* *Executive Director*
● *Executive*

DIRECTORS' REMUNERATION REPORT

Summary

The Directors' Remuneration Report is presented to shareholders by the Board and contains the following information:

- A description of the role of the Remuneration Committee;
- A summary of the Group's Remuneration Policy including a statement of Northern Rock's policy on directors' remuneration;
- Graphs illustrating the performance of Northern Rock relative to the FTSE 100 Index and the FTSE 350 Index for the last five years;
- Details of the terms of the service contracts and the remuneration of each director for the preceding financial year;
- Details of the share options and awards under long-term incentive schemes held by the directors; and
- Details of each director's interests in ordinary shares in Northern Rock.

The Directors' Remuneration Report complies with the Directors' Remuneration Report Regulations 2002 (the "**Regulations**"). The Directors' Remuneration Report also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by the Group.

Shareholders approved the Directors' Remuneration Report at the Annual General Meeting on April 25, 2006.

The Remuneration Committee

The Remuneration Committee consists entirely of independent Non-Executive Directors and comprises Ms N Pease (Chairman), Mr N A H Fenwick, Sir Ian Gibson, Mr M J Queen, Miss R A Radcliffe, Sir George Russell and Sir Derek Wanless.

Where appropriate, the Chairman and Chief Executive are invited to attend meetings of the Remuneration Committee, save that they are absent when their own remuneration is under consideration. The Remuneration Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board.

The Remuneration Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons and advisors provided advice or services that materially assisted the Remuneration Committee in its consideration of directors' remuneration matters during the year:

- The Remuneration Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors;
- Internal support was provided to the Remuneration Committee by the Company Secretary;
- Watson Wyatt LLP advised the Remuneration Committee on a range of issues including the benchmarking of Executive Directors' salaries and the Chairman's fee. In addition to providing this advice to the Remuneration Committee, Watson Wyatt LLP advised the Board on the benchmarking of Non-Executive Directors' fees and are the consulting actuaries to Northern Rock who advised on various pension issues;
- Inbucon Administration Ltd was responsible for preparing TSR (defined below) calculations for the purposes of Northern Rock's long term incentive plan ("**LTIP**") and the Directors' Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to Northern Rock; and

- Freshfields Bruckhaus Deringer advised Northern Rock on various share plan matters and compliance with the Regulations. They are Northern Rock's main legal advisor.

Compliance

Northern Rock has complied with the provisions of the Combined Code relating to directors' remuneration throughout the year.

Remuneration policy for Executive Directors

The Remuneration Committee believes that the continuing improvement in the performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide competitive packages to motivate, reward and retain Executive Directors of high quality and to align their interests with those of shareholders.

The Board has adopted, on the recommendation of the Remuneration Committee, a remuneration policy with the objectives set out below:

(i) The remuneration packages for Executive Directors are designed to be competitive in terms of market practice;

(ii) Performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and

(iii) To motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

It is intended that this policy should continue to apply for 2006 and subsequent years.

The Remuneration Committee regularly reviews all aspects of remuneration to ensure they remain appropriate. The operation of share incentive schemes is kept under review to ensure that they remain appropriate to Northern Rock's current circumstances and prospects.

The Directors' Remuneration Report sets out Northern Rock's policy on Executive Directors' remuneration for 2006 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2006 is required by the Regulations. The Remuneration Committee is able to state its remuneration policy for 2006 with reasonable certainty, and this policy will continue in subsequent years unless changed by the Remuneration Committee. The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in Northern Rock's business environment and in remuneration practice.

Any changes in policy for years after 2006 will be described in future Directors' Remuneration Reports; such reports will continue to be subject to shareholder approval. All statements in this report in relation to remuneration policy for years after 2006 should be read in light of this paragraph.

Elements of Remuneration

Remuneration comprises: basic salary, annual bonus, pension benefits and benefits in kind. In addition, Executive Directors and senior executives participate in certain share based incentive schemes, comprising the bonus matching plan, deferred share scheme and LTIP. These share-based incentive schemes, and the annual bonus, are performance-related, and the Remuneration Committee regards them as a key element in the Executive Directors' remuneration package.

As a result of changes to the performance-related elements of remuneration in recent years (including, from 2005, the imposition of a corporate performance condition on awards vesting under the bonus matching plan and deferred share scheme, and the increase in annual bonus potential as described below), the performance-related element of total potential remuneration has materially increased in recent years.

Basic Salary

The Remuneration Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both personal performance and of salaries within a comparator group of financial institutions. The Remuneration Committee considers that exceptional

performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director, and revised salaries took effect from January 1, 2006 as follows:

A J Applegarth	£690,000	(2005 – £625,000)
D F Baker	£455,000	(2005 – £390,000)
R F Bennett	£455,000	(2005 – £390,000)
K M Currie	£365,000	(2005 – £270,000 from January 5, 2005)
A M Kuipers	£365,000	(2005 – £270,000 from January 5, 2005)

The revised salaries of the Executive Directors have been benchmarked against salaries paid for similar positions in banks in the FTSE 100 Index and for companies in positions 63 – 87 in the FTSE 100 Index being the grouping of companies around Northern Rock in the FTSE as of June 30, 2005, the date of the exercise.

During 2005 Northern Rock's 12 Management Board Directors were paid salaries ranging from £90,000 to £192,000.

Short Term Bonus Scheme

Northern Rock operates a short term cash bonus scheme under which payments are made on an annual basis at the discretion of the Remuneration Committee. All of the Executive Directors and certain senior executives participate in this scheme.

This cash bonus scheme relates to year-on-year increases in the Group's statutory profit before taxation, adjusted to exclude the effect of extraordinary and exceptional items and payments to The Northern Rock Foundation, with increases in profit before taxation generating a bonus payment equal to a percentage of salary. Only where there is an increase in profit before taxation will participants be eligible for a short term bonus. Every 1% increase in profit before taxation generates a bonus payment equal to 5% of salary with a maximum of 100% of salary by way of bonus for 20% increase in profits (with a sliding scale between these points). Payment of one-third of the bonus will be subject to the Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business. The bonus payable is reduced by the value of shares appropriated under the all-employee Inland Revenue Share Incentive Plan for the year, to the extent needed to ensure that the relevant bonus cap is not exceeded. On this basis, the bonus earned in respect of 2005 was 84.7% of salary.

For 2006 and thereafter the Remuneration Committee will continue to operate the cash bonus scheme on the same basis as for 2005 save that the level of bonus will be based upon increases in underlying profit attributable to equity shareholders. This will provide a more transparent method of performance comparison under the new IFRS and will more closely align scheme payments to shareholder interests.

Bonus Matching Plan

Participants are also encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock. All of the Executive Directors and certain other senior executives are entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares which will be held for a period of three years; alternatively they may elect to deposit their own shares with an aggregate value not exceeding the cash amount of the after tax bonus. The shares acquired or deposited will be eligible for additional "matched" shares at the end of the three-year period, provided the participant has remained an employee of the Group.

The plan is designed to achieve one-for-one matching on an after tax basis. As the participant's shares are invested in the plan on an after tax basis, but the matched shares only attract income tax and national insurance contributions if and when they are released from the plan, the number of matched shares is increased (by reference to tax rates at the time the matching shares are initially awarded) to reflect the fact that they will attract income tax if and when they are released. Entitlement to the matched shares will normally be lost if the participant leaves employment except in certain "good leaver" circumstances.

For awards made under the bonus matching plan in 2005 and future years, the release of matched share awards is dependent on the Group achieving average real earnings per share growth of 3% per annum over the three financial years pending their release. This performance target was also adopted for deferred share awards made under the deferred scheme referred to below and was given shareholder approval at the Annual General Meeting on April 26, 2005.

The bonus matching plan was operated in respect of 2005, resulting in the share awards to Executive Directors described on pages 105 and 106. The Remuneration Committee will continue to operate it in respect of 2006 and future years.

The beneficial ownership of the matched shares transfers to the participant on the grant of an award. The matched shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on their matched shares during the restricted period.

Deferred Share Scheme

Under a separate element of the short term bonus scheme, the Remuneration Committee may grant to Executive Directors and certain senior executives who receive a cash bonus under that scheme an award of shares with a pre-tax value equal to the pre-tax value of their cash bonus. A participant who is granted an award must normally continue to hold these shares and remain an employee of the Group for a period of three years from the date of the award in order to retain the full number of shares so granted to them, although shares will be released earlier in certain "good leaver" circumstances.

This deferred share scheme was operated in respect of 2005 resulting in the share awards to Executive Directors described on pages 106 and 107. The Remuneration Committee will continue to operate the deferred share scheme in respect of 2006 and future years.

The beneficial ownership of the deferred shares transfers to the participant on the grant of an award. The deferred shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on their deferred shares during the restricted period.

Long Term Incentive Plan

All Executive Directors participate in a long term incentive plan ("**LTIP**"), which was approved by shareholders in 1998. Awards have been made in 1998 and each subsequent year thereafter. The plan involves the grant of share awards, which can only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. The number of shares comprised in an award is calculated by reference to a percentage of salary, with the maximum award of shares being 100% of salary.

Performance is measured over a three year period on the basis of total shareholder return ("**TSR**"), comparing Northern Rock's performance to that of the companies in an appropriate index at the date of an award. The Remuneration Committee decided that, for awards in 2005 and subsequent years, the FTSE 100 Index would be used. For previous awards, the FTSE 350 Index was used because, at the time the LTIP was approved in 1998, Northern Rock's market capitalisation placed it around the mid-point of the constituents of that index. Northern Rock joined the FTSE 100 Index in September 2001. The extent to which an award is realisable depends on Northern Rock's ranking in this comparison. Awards are released on a sliding scale between median and top quartile performance with 25 per cent of an award being released for median performance and 100 per cent of the award being released for a ranking within the top quartile. If the Group's performance is below the median, none of the shares in an award will vest. There is no re-testing of targets.

There is also an earnings per share threshold, which requires that the Group's earnings per share growth over the three year period must exceed the growth in the UK Retail Prices Index ("**RPI**") by an average of at least 3% per annum. This performance condition is designed to ensure that the vesting level of LTIP awards is dependent on satisfactory year-on-year financial performance as well as above-median TSR ranking.

The LTIP was operated in 2005, resulting in the share awards to Executive Directors set out in the table on pages 108 and 109. The Remuneration Committee will continue to operate it for Executive Directors in 2006 and future years. A separate share scheme, in substantially the same terms

as the LTIP, has been adopted by the Remuneration Committee and is extended to 36 executives. This is also now subject to the FTSE 100 performance target. Executive Directors are not eligible to participate in this scheme, and awards under it will be satisfied with existing shares only.

All Employee Share Schemes

Executive Directors are eligible to participate in Northern Rock's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) The Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract), and exercise of the option is not subject to satisfaction of a performance target;

(ii) The Employee Share Option Scheme, an HM Revenue & Customs approved share option scheme under which options have been granted to substantially all employees. Under this scheme the aggregate exercise value of unexercised options may not exceed £30,000. Options under this scheme may not be exercised unless real earnings per share of Northern Rock has grown by more than 2% over the life of the option. This performance condition is designed to ensure that the exercisability of options is dependent on satisfactory year-on-year financial performance on a sustained basis; and

(iii) The Share Incentive Plan ("**SIP**"), under which the maximum value of free shares awarded to employees cannot exceed £3,000 per year. The value of share awards under this scheme is dependent on the Group's profits. The SIP operates within specific tax legislation. Any payment made under the SIP together with any amount payable under the short term cash bonus scheme may not exceed the overall bonus cap from time to time.

The Remuneration Committee is satisfied that these schemes constitute a well considered overall plan for Executive Directors' and senior executives' long-term remuneration. These schemes are kept under regular review, to take account of changing circumstances. Bonus and share incentive scheme payments are not taken into account for pension purposes. It should be noted that the Executive Directors elected not to participate in the last two grants made under the Employee Share Option Scheme, namely those made in 2002 and 2005.

Pension Benefits

The following section describes the pension arrangements currently in force for the Executive Directors. These arrangements will be affected by changes to the tax treatment of the current UK pension regime contained in the Finance Act 2004 which is effective from April 6, 2006 ("**A Day**"). Northern Rock will not reimburse any additional tax burden that falls due to an individual Executive Director. Northern Rock has also agreed to pay those employees who elect to "cap" their pension at A Day a cash supplement in respect of the loss of future pension accrual, on a cost neutral basis to Northern Rock. As a consequence of these changes, a principle of cost neutrality will apply to those Executive Directors who, with Northern Rock's agreement, take early retirement at 55, without actuarial reduction of pension. Where this occurs, the money that would have been paid into the Northern Rock Pension Scheme to offset the actuarial reduction, will be paid to the individual and subject to deduction in respect of income tax and National Insurance. Northern Rock will re-imburse reasonable professional fees for advice to Executive Directors concerning the changes to the pension regime.

Each of the Executive Directors currently participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. On death in service the scheme also provides for a dependant's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the pension scheme is 60 which enables members to achieve the maximum pension of 2/3rds of their salary at normal retirement age after 40 years service.

For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings, excluding director's fees, is payable, plus a return of member's contributions. In addition, a pension of 50% of the member's prospective pension at the age of 60, based on pensionable earnings at death, is payable to a surviving spouse providing the couple were married

before retirement. On death before retirement after leaving the scheme, a benefit of 50% of the member's deferred pension, re-valued to the date of death, is payable to a surviving spouse. For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension is payable. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education).

Subject to the Trustees' approval, early retirement may be granted from the age of 50, or at any age due to ill-health. The pension is calculated at the date of retirement based on accrued pensionable service and final pensionable earnings at that date. The pension will then be actuarially reduced to take account of early payment by an amount of 0.25% for each complete month before normal retirement date. Northern Rock and the Trustees have agreed that if Mr Applegarth or Mr Baker (having attained age 55) retire with the consent of Northern Rock they will receive immediate payment of their accrued pension without the application of an actuarial reduction.

If Mr Applegarth or Mr Baker elect to retire after attaining the age of 55 without the consent of Northern Rock they will receive an immediate pension being the accrued deferred pension reduced by 3% for each year or proportionate part thereof by which retirement precedes age 60.

Post retirement increases to pensions arising from membership of the defined benefit scheme are guaranteed each year at the rate of 3% per annum compound, subject to any guaranteed minimum pension. Pension benefits accrued after April 5, 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

In addition to the normal scheme increases, and subject to the defined benefit scheme fund having adequate resources, the Trustees may award further discretionary increases each April. Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which Northern Rock does not contribute.

Northern Rock also operates an unapproved unfunded arrangement for Mr Bennett (which is provided for in Northern Rock's accounts and maintains pension entitlement from previous employment) to provide additional benefits to the main scheme. The unfunded arrangement is designed to ensure that Mr Bennett (or his spouse) will receive the level of pension benefit in respect of his eligible earnings in excess of the pensions "earnings cap", currently £105,600 (2004/05 – £102,000) per annum, which are not pensioned by the Northern Rock Pension Scheme. Mr Bennett contributes 5% of his basic salary including those earnings in excess of the earnings cap. Mr Bennett's pension will accrue at the rate of 1/36th of pensionable earnings for each year (and *pro rata* for each part year) of pensionable service from November 1, 1993 (date joined pension scheme). In addition, all pension calculations shall include pensionable service brought forward from previous employers of 19 years 5 months at a rate of accrual of 1/60th per annum and 5 years 1 month at a rate of accrual of 1/36th per annum.

The total of the pension provided for Mr Bennett at normal retirement date or at any age after his 55th birthday, where the retirement is by mutual consent or at Northern Rock's request, shall be the maximum of two thirds of his uncapped final pensionable earnings. If retirement occurs prior to age 60 without the consent of Northern Rock, he may elect to receive an immediate pension being the accrued deferred pension with a maximum of two thirds of his uncapped final pensionable earnings reduced by 3% for each year (and proportionate for each part thereof) by which retirement precedes age 60.

The aggregate of pension increases to be provided whether in deferment or in payment shall be the greater of 5% per annum or RPI, subject to any guaranteed minimum pension and the increases as granted by the Trustees of the scheme inclusive of any discretionary increases.

Should Mr Bennett die in service or in receipt of benefits under the Northern Rock's Permanent Health Insurance Scheme prior to age 60, a lump sum shall be paid of four times his earnings at death plus a return of his contributions. In addition, if he leaves a surviving spouse she shall receive a pension of four ninths of his uncapped final pensionable earnings. Any child or children under the age of 25 receiving full-time education would receive an allowance of one half of the entitlement of the surviving spouse. Should Mr Bennett die whilst in receipt of a pension prior to age 60, a lump sum of four times his earnings at retirement shall be payable. On death in receipt of a pension, any surviving spouse would receive a pension of two thirds of the pension Mr Bennett would have been receiving at death, ignoring any pension commuted for a tax free cash sum.

Any income tax or other related tax due on Northern Rock's contribution to the unfunded arrangement which, under an uncapped arrangement, would not have been paid by Mr Bennett, will be borne by Northern Rock up to two thirds of the contribution amount. In addition, any income tax or related tax due on the cash sum commutation will be borne by Northern Rock up to two thirds of the commutation amount.

Benefits In Kind

Each Executive Director is provided with company car and medical insurance benefits. The Executive Directors had, as employees of Northern Rock Building Society (or in the case of Mr Currie and Mr Kuipers as employees of Northern Rock prior to their appointment as directors), entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

Policy On Executive Directors' Service Contracts

It is the policy of Northern Rock that Executive Directors' service contracts can be terminated by 12 months' notice given to an Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice.

All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr Baker and Mr Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr Applegarth, Mr Kuipers and Mr Currie) a payment in lieu of notice equal to such amount. Mr Applegarth, Mr Baker and Mr Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment and receive a liquidated damages payment calculated on the same basis. The terms of reference of the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances, to mitigate the amount of termination payments made to Executive Directors.

Policy on External Non-Executive Directorships Held By Executive Directors

Executive Directors are permitted to hold one external non-executive directorship unrelated to Northern Rock's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. On this basis, Mr Bennett is a Non-Executive Director of Greggs plc, and Mr Bennett was entitled to fees of £28,000 from that company in respect of 2005. Mr Applegarth was appointed as a Non-Executive Director of Persimmon Homes plc in May 2005 and was entitled to fees of £26,667 in respect of 2005.

Performance Graphs

The performance graphs set out below illustrate the Group's TSR performance over the preceding five years, 2001 to 2005, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001, and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001.

The FTSE 350 Index has been included because members of this index comprise the comparator group for LTIP purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.

FTSE 100


TSR % 60
50
40
30
20
10
0
-10
-20
-30

	2001(%)	2002(%)	2003(%)	2004(%)	2005(%)
Northern Rock ——	+51	+8	+12	+13	+25
FTSE 100 -------	-14	-22	+18	+11	+21

FTSE 350


TSR % 60
50
40
30
20
10
0
-10
-20
-30

	2001(%)	2002(%)	2003(%)	2004(%)	2005(%)
Northern Rock ——	+51	+8	+12	+13	+25
FTSE 350 -------	-13	-23	+20	+13	+22

Service Contracts

Mr Applegarth is employed under a service contract with Northern Rock dated March 1, 2001. His current annual salary is £690,000, and he is entitled under the contract to participation in Northern Rock's bonus scheme, a company car (or allowance in lieu), membership of Northern Rock's pension scheme, life assurance cover equal to four times salary, permanent health insurance, private medical insurance cover and the continuation of a mortgage at a concessionary rate (which was granted before Northern Rock's conversion to plc status). Mr Applegarth's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months notice given by Northern Rock and 6 months notice given by Mr Applegarth. Northern Rock may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(i) 100 per cent of basic annual salary;

(ii) The amount of annual bonus paid in respect of the preceding financial year; and

(iii) The annual cost to Northern Rock of providing pension and all other benefits to which Mr Applegarth is entitled under his contract.

In addition, Mr Applegarth may elect to terminate the contract on one month's notice given within six months following a change of control of Northern Rock. In these circumstances, Mr Applegarth would become entitled to a lump sum payment equal to the aggregate of:

(i) 100 per cent of basic annual salary;

(ii) The amount of annual bonus paid in respect of the preceding financial year; and

(iii) The annual cost to Northern Rock of providing pension and all other benefits specified in his service contract.

Mr Bennett is employed under a service contract with Northern Rock dated August 26, 1997, which was amended by a supplemental agreement dated March 12, 1998. His current annual salary is £455,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth, save that Mr Bennett is entitled to special pension arrangements which are described on pages 109 and 110.

Mr Bennett's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by Northern Rock and 6 months' notice given by Mr Bennett. Northern Rock may at its discretion elect to terminate the contract early by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Applegarth's post-change of control liquidated damages entitlement.

In the event of a change of control of Northern Rock, Mr Bennett may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr Baker is employed under a service contract with Northern Rock dated August 26, 1997, which was amended by supplemental agreements dated March 12, 1998 and July 1, 1999. His current annual salary is £455,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth (save that Mr Baker has repaid the mortgage awarded to him before Northern Rock's conversion to plc status, and is not entitled to a further mortgage on concessionary terms).

Mr Baker's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by Northern Rock and 6 months' notice given by Mr Baker.

Northern Rock may elect to terminate the contract by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Bennett. In the event of a change of control of Northern Rock, Mr Baker may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr Currie and Mr Kuipers are each employed under service contracts with Northern Rock dated January 5, 2005. Their current annual salaries are £365,000, and they are entitled under the terms of their contracts to participate in Northern Rock's bonus scheme, to receive a company car and expenses (or a monthly car allowance), membership of Northern Rock's pension scheme, life assurance cover equal to four times basic salary and the continuation of a concessionary mortgage (which was granted to them before they became directors of Northern Rock). Their contracts are for

an indefinite term ending automatically on their retirement (age 60). The contracts may however be terminated by 12 months' notice given by Northern Rock and six months' notice given by the directors.

Northern Rock may at its discretion elect to terminate Mr Currie's and Mr Kuipers' contracts by making a payment in lieu of notice equal to:

(i) 100 per cent of basic salary;

(ii) The amount of annual bonus paid in respect of the preceding financial year; and

(iii) The annual cost to Northern Rock's of providing pension and all other benefits to which they are entitled under their contracts.

The payment in lieu of notice payments may be made in phased instalments at Northern Rock's discretion.

Remuneration of the Chairman and Non-Executive Directors

The remuneration of the Chairman is determined by the Remuneration Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

The Chairman's annual fee is £300,000 (2005 – £250,000). The Senior Independent Non-Executive Director's annual fee is £67,000 (2005 – £55,000). Non-Executive Directors receive an annual fee of £44,000 (2005 – £40,000). The fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees is £5,000 (2005 – £3,500) or, where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to them is £15,000 (2005 – £13,000).

These revised fees for the Chairman and Non-Executive Directors were determined after consideration of an extensive report by Watson Wyatt LLP on the fees paid for similar roles at banks in the FTSE 100 Index, and for companies positioned 51-100 in the FTSE 100 Index.

The Chairman and Non-Executive Directors serve Northern Rock under letters of appointment, which are terminable by Northern Rock at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from Northern Rock and it is Northern Rock's policy that they do not participate in bonus, incentive or pension schemes. However, Sir George Russell, who also served on the Board of Northern Rock Building Society, (see page 88) is a member of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits after June 30, 1997.

Information Subject To Audit

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985.

Directors' Individual Remuneration

Details of directors' individual remuneration is set out below:

Non-Executive Directors

	2005	2004
	(£000)	
Dr M W Ridley (appointed Chairman April 27, 2004)	218	127
N A H Fenwick	43	36
Sir Ian Gibson	49	38
N Pease	53	43
M J Queen (appointed January 5, 2005)	43	—
R A Radcliffe (appointed March 1, 2005)	37	—
Sir George Russell*	60	53
Sir Derek Wanless	69	51
Sir John Riddell, Bt. (retired April 27, 2004)	—	50
Sir David Chapman, Bt. (retired April 27, 2004)	—	12
	572	410

* *Sir George Russell is also in receipt of a pension from the Northern Rock Building Society non-contributory pension scheme, which ceased to accrue benefits after June 30, 1997. This pension came into payment on October 25, 2005 at the rate of £12,229 p.a. in line with the scheme rules.*

Executive Directors	Chief Executive	Deputy Chief Executive	Group Finance Director	Executive Director	Executive Director	
	A J Applegarth	D F Baker	R F Bennett	K M Currie (appointed 5 Jan 2005)	A M Kuipers (appointed 5 Jan 2005)	Total
			(£000)			
2005						
Salaries and fees	625	390	390	270	270	1,945
Bonus	529	330	330	229	229	1,647
Total remuneration	1,154	720	720	499	499	3,592
Non-cash benefits	14	10	18	11	11	64
Total emoluments	1,168	730	738	510	510	3,656
2004						
Salaries and fees	565	375	375	—	—	1,315
Bonus	368	244	244	—	—	856
Total remuneration	933	619	619	—	—	2,171
Non-cash benefits	13	11	18	—	—	42
Total emoluments	946	630	637	—	—	2,213

There were no payments by Northern Rock during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

The nature of the non-cash benefits is set out on page 100.

Bonus Matching Plan

Details of the ordinary shares over which the directors have conditional rights under the bonus matching plan by year of grant are as follows:

Rights under the bonus matching plan

	Date granted	Rights held under plan at Dec 31, 04	Rights granted during 2005	Market price of each share at date of grant	Rights released during 2005	Rights held under plan at Dec 31, 05	Date of end of qualifying period
				£			
A J Applegarth	Jan 02	23,723	—	6.66	(23,723)	—	—
	Jan 03	52,253	—	6.10	—	52,253	Jan 06
	Jan 04	53,208	—	7.40	—	53,208	Jan 07
	Jan 05	—	47,618	7.73	—	47,618	Jan 08
D F Baker	Jan 02	21,621	—	6.66	(21,621)	—	—
	Jan 03	38,728	—	6.10	—	38,728	Jan 06
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	—	31,605	7.73	—	31,605	Jan 08
R F Bennett	Jan 02	21,621	—	6.66	(21,621)	—	—
	Jan 03	38,728	—	6.10	—	38,728	Jan 06
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	—	31,605	7.73	—	31,605	Jan 08
K M Currie	Jan 02	9,383	—	6.66	(9,383)	—	—
(appointed January 5,	Jan 03	22,130	—	6.10	—	22,130	Jan 06
2005)	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	—	18,120	7.73	—	18,120	Jan 08
A M Kuipers	Jan 02	9,383	—	6.66	(9,383)	—	—
(appointed January 5,	Jan 03	22,130	—	6.10	—	22,130	Jan 06
2005)	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	—	18,120	7.73	—	18,120	Jan 08

For 2004 and previous years, the release of matched share awards was not dependent on satisfaction of a further performance condition because the value of matched share awards was derived from annual bonus criteria and was therefore dependent on corporate performance.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £1,138,922 was charged to the income statement (2004 £718,646).

Further awards were granted on January 26, 2006 at £9.57 per share as follows:

A J Applegarth	55,315
D F Baker	34,517
R F Bennett	34,517
K M Currie	23,895
A M Kuipers	23,895

Rights vested under the bonus matching plan during 2005

	Number of ordinary shares	Date on which rights were awarded	Market price of each share at award date	Vesting date	Market price of each share at vesting date
			£		£
A J Applegarth	23,723	Jan 02	6.66	Jan 05	7.73
D F Baker	21,621	Jan 02	6.66	Jan 05	7.73
R F Bennett	21,621	Jan 02	6.66	Jan 05	7.73
K M Currie	9,383	Jan 02	6.66	Jan 05	7.73
A M Kuipers	9,383	Jan 02	6.66	Jan 05	7.73

Rights were released in January 2006 at £9.57 per share as follows:

A J Applegarth	52,253
D F Baker	38,728
R F Bennett	38,728
K M Currie	22,130
A M Kuipers	22,130

The value of the bonus matching award is derived from the annual bonus criteria (relating to the year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. At the 2005 Annual General Meeting, shareholders approved a resolution amending the scheme terms and conditions to incorporate a performance condition for the release of bonus matching share awards. For awards in 2005 and subsequent years the value of any bonus matching share awards will be dependent on the Group achieving real earnings per share growth of 3% per annum over the three years prior to their release.

Deferred Share Scheme

Details of the ordinary shares over which the directors have conditional rights under the deferred share scheme by year of grant are as follows:

	Date granted	Rights held under plan at Dec 31, 04	Rights granted during 2005	Market price of each share at date of grant	Rights released during 2005	Rights held under plan at Dec 31, 05	Date of end of qualifying period
				£			
A J Applegarth	Jan 02	27,778	—	6.66	(27,778)	—	—
	Jan 03	52,254	—	6.10	—	52,254	Jan 06
	Jan 04	53,208	—	7.40	—	53,208	Jan 07
	Jan 05	—	47,618	7.73	—	47,618	Jan 08
D F Baker	Jan 02	21,622	—	6.66	(21,622)	—	—
	Jan 03	38,730	—	6.10	—	38,730	Jan 06
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	—	31,605	7.73	—	31,605	Jan 08
R F Bennett	Jan 02	21,622	—	6.66	(21,622)	—	—
	Jan 03	38,730	—	6.10	—	38,730	Jan 06
	Jan 04	35,472	—	7.40	—	35,472	Jan 07
	Jan 05	—	31,605	7.73	—	31,605	Jan 08
K M Currie	Jan 02	9,384	—	6.66	(9,384)	—	—
(appointed January 5,	Jan 03	22,131	—	6.10	—	22,131	Jan 06
2005)	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	—	18,120	7.73	—	18,120	Jan 08
A M Kuipers	Jan 02	9,384	—	6.66	(9,384)	—	—
(appointed January 5,	Jan 03	22,131	—	6.10	—	22,131	Jan 06
2005)	Jan 04	20,270	—	7.40	—	20,270	Jan 07
	Jan 05	—	18,120	7.73	—	18,120	Jan 08

For 2004 and previous years, the release of deferred share awards was not dependent on satisfaction of a further performance condition because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £1,138,937 was charged to the income statement (2004 £727,662).

Further awards were granted on January 26, 2006 at £9.57 per share as follows:

A J Applegarth	55,315
D F Baker	34,517
R F Bennett	34,517
K M Currie	23,895
A M Kuipers	23,895

Rights vested under the deferred share scheme during 2005

	Number of ordinary shares	Date on which rights were awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	27,778	Jan 02	6.66	Jan 05	7.73
D F Baker	21,622	Jan 02	6.66	Jan 05	7.73
R F Bennett	21,622	Jan 02	6.66	Jan 05	7.73
K M Currie	9,384	Jan 02	6.66	Jan 05	7.73
A M Kuipers	9,384	Jan 02	6.66	Jan 05	7.73

Rights were released in January 2006 at £9.57 per share as follows:

A J Applegarth	52,254
D F Baker	38,730
R F Bennett	38,730
K M Currie	22,131
A M Kuipers	22,131

The value of any deferred share award is derived from annual bonus criteria (relating to year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. At the 2005 Annual General Meeting, shareholders approved a resolution amending the scheme terms and conditions to incorporate a performance condition for the release of deferred share awards. For awards in 2005 and subsequent years the value of any deferred share awards will be dependent on the Group achieving average real earnings per share growth of 3% per annum over the three years prior to their release.

Long Term Incentive Plan

Details of the ordinary shares over which the directors have conditional rights under the long term incentive plan by year of grant are as follows:

Rights under the long term incentive plan

	Date granted	Rights held under plan at Dec 31, 04	Rights granted during 2005	Market price of each share at date of grant	Rights lapsed during 2005	Rights released during 2005	Rights held under plan at Dec 31, 05	Date of end of qualifying period
				£				
A J Applegarth..........	Jan 02	63,814	—	6.66	(17,421)	(46,393)	—	—
	Jan 03	86,066	—	6.10	—	—	86,066	Jan 06
	Jan 04	76,351	—	7.40	—	—	76,351	Jan 07
	Jan 05	—	80,854	7.73	—	—	80,854	Jan 08
D F Baker.............	Jan 02	47,297	—	6.66	(12,912)	(34,385)	—	—
	Jan 03	57,377	—	6.10	—	—	57,377	Jan 06
	Jan 04	50,676	—	7.40	—	—	50,676	Jan 07
	Jan 05	—	50,453	7.73	—	—	50,453	Jan 08
R F Bennett............	Jan 02	47,297	—	6.66	(12,912)	(34,385)	—	—
	Jan 03	57,377	—	6.10	—	—	57,377	Jan 06
	Jan 04	50,676	—	7.40	—	—	50,676	Jan 07
	Jan 05	—	50,453	7.73	—	—	50,453	Jan 08
K M Currie............	Jan 02	21,622	—	6.66	(5,903)	(15,719)	—	—
(appointed January 5, 2005)	Jan 03	32,787	—	6.10	—	—	32,787	Jan 06
	Jan 04	29,054	—	7.40	—	—	29,054	Jan 07
	Jan 05	—	34,929	7.73	—	—	34,929	Jan 08
A M Kuipers...........	Jan 02	21,622	—	6.66	(5,903)	(15,719)	—	—
(appointed January 5, 2005)	Jan 03	32,787	—	6.10	—	—	32,787	Jan 06
	Jan 04	29,054	—	7.40	—	—	29,054	Jan 07
	Jan 05	—	34,929	7.73	—	—	34,929	Jan 08

Rights vested during 2005

	Number of ordinary shares	Date on which rights were awarded	Market price of each share at award date	Vesting date	Market price of each share at vesting date
			£		£
A J Applegarth................	46,393	Jan 02	6.66	Jan 05	7.73
D F Baker....................	34,385	Jan 02	6.66	Jan 05	7.73
R F Bennett..................	34,385	Jan 02	6.66	Jan 05	7.73
K M Currie...................	15,719	Jan 02	6.66	Jan 05	7.73
A M Kuipers..................	15,719	Jan 02	6.66	Jan 05	7.73

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £850,310 was charged to the income statement (2004 £616,041).

Rights released during 2005 represent awards granted in 2002 which matured in January 2005. 72.7% of rights originally awarded were released to participants, the remaining 27.3% of rights have lapsed under the performance conditions of the scheme.

The awards granted in 2003 shown above, matured in January 2006 and led to no release of shares originally awarded under the performance conditions of the scheme. Subject to the performance criteria being met, the other awards may be exercised during the three month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

Further awards were granted on January 26, 2006 at £9.57 per share as follows:

A J Applegarth	72,100
D F Baker	47,544
R F Bennett	47,544
K M Currie	38,140
A M Kuipers	38,140

There were no variations made in the terms and conditions of the plan interests during 2005. The number of shares comprised in an award is calculated by reference to a percentage of salary, up to a maximum of 100% of salary. Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance is measured over a three year period on the basis of TSR, comparing Northern Rock's performance to that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, Northern Rock's TSR will be compared to that of other companies in the FTSE 100 Index at the date of the award. See page 97 for further details.

Pensions

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at Dec 31, 05	Years and months of service at Dec 31, 05	Accrued pension entitlement at Dec 31, 05 (Per Annum)	Accrued pension entitlement at Dec 31, 04 (Per Annum)	Additional pension entitlement earned in year	Additional entitlement earned in year (in excess of inflation)
			£	£	£	£
A J Applegarth	43	22 years 2 months	230,903	199,319	31,584	25,405
D F Baker	52	28 years 7 months	211,250	195,833	15,417	9,346
R F Bennett	58	12 years 2 months	260,000	250,000	10,000	2,250
K M Currie (appointed January 5, 2005)	49	25 years 5 months	130,125	99,437	30,688	27,605
A M Kuipers (appointed January 5, 2005)	48	18 years 3 months	82,125	61,812	20,313	18,397

	Transfer value of accrued pension entitlement at Dec 31, 05	Transfer value of accrued pension entitlement at Dec 31, 04	Increase in transfer value less Directors' contributions	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions)
	£	£	£	£
A J Applegarth	1,842,785	1,471,285	340,250	170,761
D F Baker	2,793,613	2,368,096	406,017	103,935
R F Bennett	5,131,167	4,415,009	696,658	25,011
K M Currie (appointed January 5, 2005)	1,430,644	1,005,802	411,357	288,717
A M Kuipers (appointed January 5, 2005)	837,525	579,999	244,041	173,173

The accrued pension entitlement is the amount that the director would receive if he retired at the end of the year. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the directors' pension benefits. They do not represent

the sums payable to individual directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the director has earned in the period, whereas the change in his transfer value, required by the Companies Act 1985, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr R F Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at December 31, 2005 of £260,000. This is based on his total pensionable service of 12 years 2 months and his pensionable service of 19 years 5 months at the rate of accrual of 1/60th per annum and 5 years 1 month at the rate of accrual of 1/36th and his pensionable earnings above the earnings cap. The contributions cost during the year in respect of this unfunded arrangement amounted to £88,443 for Northern Rock and £14,265 for Mr Bennett.

Directors' interests in shares

The following directors held a beneficial interest in Northern Rock's ordinary shares:

				Contingent Interests		
	At Feb 28, 06	At Dec 31, 05	At Dec 31, 04 (or date of appointment)	At Feb 28, 06	At Dec 31, 05	At Dec 31, 04 (or date of appointment)
Non Executive Directors						
Dr M W Ridley	46,150	46,150	26,200	—	—	—
N A H Fenwick	1,500	1,500	1,500	—	—	—
Sir Ian Gibson	15,000	15,000	5,000	—	—	—
N Pease	8,350	8,350	8,350	—	—	—
M J Queen (appointed January 5, 2005)	4,000	4,000	—	—	—	—
R A Radcliffe (appointed March 1, 2005)	—	—	—	—	—	—
Sir George Russell	6,605	36,755	36,755	—	—	—
Sir Derek Wanless	20,500	20,500	20,500	—	—	—
Executive Directors						
A J Applegarth	94,480	101,398	79,668	541,587	549,430	488,655
D F Baker	69,809	73,041	59,657	351,861	370,118	346,995
R F Bennett	62,955	65,187	59,652	351,861	370,118	346,995
K M Currie (appointed January 5, 2005)	48,428	47,074	32,889	226,693	217,811	187,031
A M Kuipers (appointed January 5, 2005)	51,293	38,015	31,678	226,693	217,811	187,031

Contingent interests represent ordinary shares over which the directors have conditional rights under the bonus matching plan, the deferred share scheme and the long term incentive plan as described previously. Contingent interests on February 28, 2006 includes awards made since December 31, 2005 under the bonus matching plan, the deferred share scheme and the long term incentive plan for the year ended December 31, 2005.

Directors' share options

Movements in options to subscribe for ordinary shares in Northern Rock in which the directors have an interest during the period January 1, 2005 to December 31, 2005 are as follows:

	Option type	At Dec 31, 04 (or date of appointment)	Exercised in 2005	Exercise price £	At Dec 31, 05	Date from which first exercisable	Expiry date
A J Applegarth . . .	Sharesave 2	7,848	(7,848)	2.15	—	—	—
	Sharesave 4	—	—	7.27	2,273	May 1, 10	Nov 1, 10
D F Baker	Sharesave 2	7,848	(7,848)	2.15	—	—	—
	Sharesave 4	—	—	7.27	1,303	May 1, 08	Nov 1, 08
R F Bennett	Sharesave 3	1,580	—	5.98	1,580	May 1, 06	Nov 1, 06
K M Currie	Sharesave 2	7,848	(7,848)	2.15	—	—	—
(appointed January 5, 2005)	Share Option Scheme	4,854	—	6.18	4,854	Jun 1, 01	Jun 1, 08
	Sharesave 4	—	—	7.27	1,303	May 1, 08	Nov 1, 08
A M Kuipers	Sharesave 2	8,546	—	2.15	8,546	May 1, 07	Nov 1, 07
(appointed January 5, 2005)	Sharesave 4	—	—	7.27	2,273	May 1, 10	Nov 1, 10

For each unexercised option at the end of the year, the market price of each share at December 31, 2005 was £9.43, the highest market price during the year was £9.435 (on December 29, 2005) and the lowest market price during the year was £7.36 (on May 10, 2005 and May 16, 2005).

On May 3, 2005 A J Applegarth, D F Baker and K M Currie each exercised 7,848 Sharesave 2 options. The market price of the shares on May 3, 2005 was £7.48.

The specific individual interests of Executive Directors are shown in the tables above. In addition the directors are deemed to have an interest in shares held by trusts for various executive and other employee share schemes at December 31, 2005 as follows:

(i) Northern Rock Employee Trust holds 4,048,207 shares (December 31, 2004 – 5,779,139 shares);

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 1,117,287 shares (December 31, 2004 – 2,054,261 shares); and

(iii) Northern Rock Trustees Limited holds 287,252 shares (December 31, 2004 – 511,241 shares).

No Executive Director option terms were varied during 2005 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each director paid £250 per month.

Options listed in the table above are Inland Revenue approved schemes. The Employee Share Option Scheme was subject to an earnings per share target which was met in 2005. Options under the Sharesave Scheme do not have any performance conditions.

RELATED PARTY TRANSACTIONS

At the end of the year the aggregate amounts outstanding in relation to loans from and other credit transactions with Northern Rock from directors, their connected persons and Officers, and the number of persons concerned, were as follows:

	Directors		Officers	
	2005	2004	2005	2004
Number of persons	5	5	12	15
Aggregate amount	£2.7m	£2.0m	£2.7m	£2.4m

Northern Rock's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended December 31, 2005, amounted to £24.7 million, as compared to £21.6 million for the year ended December 31, 2004. At December 31, 2005, the commitment in respect of amounts not yet paid was £10.0 million as compared to £11.6 million for the year ended December 31, 2004.

Loans made to directors of Northern Rock and its controlled entities and to parties related to them are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). In respect of loans to executive directors, loans are made on the same terms and conditions (including interest rates and collateral) as apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavorable features.

Except for contribution to The Northern Rock Foundation, Northern Rock has made no promotional and benevolent donations to organizations in which certain directors and their connected persons hold positions of influence such as directors, trustees and governors.

Northern Rock has mortgage loans outstanding from its related companies. Movements in these loans and provisions in respect of them during the year were as follows:

	£m
Cost:	
At January 1, 2005 and December 31, 2005	0.1
Provisions:	
At January 1, 2005 and December 31, 2005	0.1
Net book amount:	
At December 31, 2005 and December 31, 2004	—

Northern Rock plc is a listed company and its shares are held by a large number of investors. No investor acting individually has the ability to control the activities of Northern Rock. Consequently, it is considered that there is no ultimate controlling party as defined in IAS 24, "Related Party Disclosures".

DESCRIPTION OF THE NOTES

The following description sets forth the material terms and provisions of the Notes to which any Final Terms or Pricing Supplement, as the case may be, may relate. The particular terms of the Notes offered by any Final Terms or Pricing Supplement, as the case may be, and the extent, if any, to which the general provisions described below may apply to the Notes so offered will be described, in the case of any listed Notes, in the form of Final Terms, or, in the case of unlisted Notes, in the form of a Pricing Supplement, as the case may be. Capitalized terms used but not defined herein shall have the meanings given to them in the Notes or the Indentures (as defined below), as the case may be. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the terms and conditions of the Indentures, the Notes of each Series (as defined below) and the Final Terms or Pricing Supplement, as the case may be, related to the Notes of such Series. The terms and conditions of a Series of Notes, when combined with the applicable Final Terms or Pricing Supplement, as the case may be, will comprise the complete terms and conditions of such Series.

It is expected that Senior Notes will be unlisted and that the specific terms relating to any Senior Notes will be set forth in an applicable Pricing Supplement. It is expected that Subordinated Notes will be listed and that the specific terms relating to any Subordinated Notes will be set forth in an applicable Final Terms. In certain cases, a Pricing Supplement containing substantially the same information with respect to the specific terms relating to any Subordinated Notes will be prepared prior to delivery of Final Terms.

General

The Senior Notes offered hereby will be issued under an Amended and Restated Senior Indenture, dated as of July 12, 2005 between Northern Rock and Deutsche Bank Trust Company Americas (formerly Bankers Trust), as trustee (the "**Senior Trustee**"); together with the Trustees (as defined below) in their capacity as principal paying agents, the "**Paying Agents**", each a "**Paying Agent**") (such Indenture, as supplemented or amended from time to time, is referred to herein as the "**Senior Indenture**"). The Subordinated Notes offered hereby, which may be Dated Subordinated Notes or Perpetual Subordinated Notes, will be issued under an Amended and Restated Subordinated Indenture, dated as of July 12, 2005 between Northern Rock and Deutsche Bank Trust Company Americas as trustee and principal paying agent (the "**Subordinated Trustee**" and together with the Senior Trustee, the "**Trustees**") (such Indenture, as supplemented or amended from time to time, is referred to herein as the "**Subordinated Indenture**"; the Subordinated Indenture and the Senior Indenture are referred to herein collectively as the "**Indentures**" and individually as an "**Indenture**"). In connection with the listing of the Program on the Euro MTF, Northern Rock has appointed Deutsche Bank Luxembourg S.A. as Luxembourg paying and transfer agent (the "**Luxembourg Paying Agent**", which expression includes any additional or successor Luxembourg paying and transfer agents) pursuant to an Amended and Restated Luxembourg Paying and Transfer Agency Agreement, dated as of July 12, 2005 (as supplemented or amended from time to time, the "**Luxembourg Paying and Transfer Agency Agreement**"), between Northern Rock and Deutsche Bank Luxembourg S.A. References to the "Indentures" shall be construed to include references to the Luxembourg Paying and Transfer Agency Agreement. In acting under the Luxembourg Paying and Transfer Agency Agreement, the Luxembourg Paying Agent will act solely as agent of Northern Rock and does not assume any obligations or relationships of agency or trust to or with the Holders. The Senior Notes and the Subordinated Notes are limited to an aggregate principal amount of up to US$20,000,000,000 outstanding at any time (including, in the case of Notes denominated in one or more other currencies or composite currencies, the equivalent thereof at the Market Exchange Rate in the Specified Currency on the Original Issue Date (each as defined below)), subject to reduction by or pursuant to action of the Board of Directors of Northern Rock, provided that no such reduction will affect any Note already issued or as to which an offer to purchase has been accepted by Northern Rock. The foregoing limits, however, may be increased by Northern Rock without the consent of the Holders if in the future it determines that it may wish to sell additional Notes.

The Notes will be offered on a continuing basis and each Note will mature nine months or more from its Original Issue Date as selected by the initial purchaser and agreed to by Northern Rock, and may be subject to redemption at the option of Northern Rock or repayment at the option of the Holder prior to the date on which such Notes will mature (the "**Stated Maturity**") as set forth below

under "Redemption and Repurchase". Each Note will be denominated in US dollars or in such other Specified Currency as is specified in the applicable Final Terms or Pricing Supplement, as the case may be. See "Payment of Principal, Premium, if any, and Interest, if any". Each Note will be either (i) a Fixed Rate Note or (ii) a Floating Rate Note which will bear interest at a rate determined by reference to the interest rate basis or combination of interest rate bases specified in the applicable Final Terms or Pricing Supplement, as the case may be, which may be adjusted by a Spread and/or Spread Multiplier (each as defined below).

Status of Senior Notes

The Senior Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions set forth under "Negative Pledge" herein) unsecured obligations of Northern Rock without any preference among themselves and will rank at least equally with deposits and all other unsecured and unsubordinated obligations of Northern Rock, subject, in the event of insolvency, to laws of general applicability relating to or affecting creditors' rights, provided that such other unsecured and unsubordinated indebtedness may contain covenants, events of default and other provisions which are different from or which are not contained in the Senior Notes.

Status and Subordination of Subordinated Notes

The Subordinated Notes will constitute direct, unconditional, unsecured and subordinated obligations of Northern Rock without any preference among themselves. The rights of Holders of Dated Subordinated Notes will, in the event of a winding up of Northern Rock, or in an administration of Northern Rock after the administrator has served notice pursuant to Rule 2.95 Insolvency Rules 1986 (as amended, and including any amendment or replacement thereof) that he or she proposes to make a distribution to creditors of Northern Rock (a "**Distribution Notice**"), be subordinated to the claims of depositors and other unsubordinated creditors of Northern Rock in respect of their respective Senior Claims (as defined below). The rights of Holders of Perpetual Subordinated Notes are subordinated in right of payment to the claims of Senior Creditors (as defined below). The Subordinated Notes do not have the benefit of the negative pledge covenant described below under "Negative Pledge".

"**Senior Claims**" means the aggregate amount of all claims which are not, in respect of indebtedness of Northern Rock, the right to repayment of which by its terms is, or is expressed to be, subordinated to (or otherwise rank after) the claims of depositors and other unsubordinated creditors of Northern Rock.

"**Senior Creditors**" means creditors of Northern Rock (i) who are unsubordinated depositors or other unsubordinated creditors of Northern Rock, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up or administration of Northern Rock or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of Northern Rock but not further or otherwise, or (iii) who are subordinated creditors of Northern Rock other than those whose claims are, or are expressed to rank *pari passu* with, or junior to, the claims of the Holders of Perpetual Subordinated Notes.

With respect to Perpetual Subordinated Notes, if at any time an order is made or an effective resolution is passed for the winding up of Northern Rock in England (except in the case of a solvent winding up solely for the purpose of a reconstruction or amalgamation or the substitution of Northern Rock by a successor, the terms of which reconstruction, amalgamation or substitution (i) have been previously approved by the Subordinated Trustee in writing or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Perpetual Subordinated Notes and (ii) do not provide that the Notes shall thereby become payable), or, if Northern Rock is in administration, a Distribution Notice is served the amounts payable on the Perpetual Subordinated Notes of each Series (in lieu of any other payment but subject to the subordination provisions of the Subordinated Indenture), will be such amount, if any, as would have been payable to the Holder thereof if, on the day prior to the commencement of the winding up or such administration and thereafter, Holders of such Perpetual Subordinated Notes were the holders of a class of preference shares in the capital of Northern Rock having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the share capital of Northern Rock on the assumption that such preference shares were entitled to receive (to the exclusion of other rights or privileges) as a return of capital in such winding up or such

administration an amount equal to the principal amount of such Note together with premium, if any, and interest accrued to the date of repayment, if any, at the rate provided for in the Perpetual Subordinated Notes of the Series, and Arrears of Interest (as defined below), if any, which is payable.

With respect to Dated Subordinated Notes, payments of principal, premium, if any, and interest, if any, are conditional upon, in the event of a winding up of Northern Rock or an administrator of Northern Rock following the service of a Distribution Notice, Northern Rock being solvent at the time of payment by Northern Rock, and no principal, premium, if any, or interest, if any, will be payable except to the extent that Northern Rock could make such payment and still be solvent immediately thereafter. For the purposes of this section ("Description of The Notes"), Northern Rock shall be "solvent" if its Assets exceed its Liabilities (other than its Liabilities which are not Senior Claims). A report as to the solvency of Northern Rock by its liquidator or administrator shall in the absence of proven error be treated and accepted by Northern Rock, the Trustees and the Holders of the Notes as correct and sufficient evidence thereof.

With respect to Perpetual Subordinated Notes, payments of principal, premium, if any, and interest and Arrears of Interest (as defined below), if any, are, in addition to the right of Northern Rock to defer payment of interest as described below, conditional upon Northern Rock being solvent at the time of payment by Northern Rock, and no principal, premium, if any, or interest and Arrears of Interest, if any, shall be payable except to the extent that Northern Rock could make such payment and still be solvent immediately thereafter. For the purposes of this section, Northern Rock shall be solvent if (i) to the extent that any determination as to solvency is to be made prior to the commencement of winding up or administration proceedings of Northern Rock, it is able to pay its debts owed to Senior Creditors as such debts fall due and (ii) its Assets exceed its Liabilities (other than its Liabilities to persons who are not Senior Creditors). A report as to the solvency of Northern Rock by two directors of Northern Rock or, if Northern Rock is in winding up, its liquidator or administrator, shall in the absence of proven error be treated and accepted by Northern Rock, the Trustees and the Holders of the Notes as correct and sufficient evidence thereof.

The obligations of Northern Rock in respect of the Perpetual Subordinated Notes are conditional upon Northern Rock being solvent immediately before and after payment by Northern Rock. If this condition is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal and interest in respect of the Perpetual Subordinated Notes may be used to absorb losses.

"**Assets**" means the unconsolidated gross tangible assets of Northern Rock and "**Liabilities**" means the unconsolidated gross liabilities of Northern Rock as shown in the latest published audited balance sheet of Northern Rock but as adjusted for contingent assets and contingent liabilities and subsequent events, as the Board or the liquidator or administrator (as the case may be) may determine.

With respect to Perpetual Subordinated Notes on an Interest Payment Date there may (subject to the subordination provisions set forth in the Subordinated Indenture) be paid (at the option of Northern Rock) the interest accrued on such Interest Payment Date in respect of the Interest Period ending on the day immediately preceding such date, but Northern Rock shall not have any obligation to make such payment and any failure to pay shall not constitute a default by Northern Rock for any purpose. If Northern Rock opts not to pay interest on an Interest Payment Date, it shall give not less than 30 days' notice of such option to the Holders of the Perpetual Subordinated Notes in accordance with the notice provisions specified in the Subordinated Indenture. Any interest not paid on an Interest Payment Date together with any other interest not paid on any other Interest Payment Date shall, so long as the same remains unpaid, constitute "**Arrears of Interest**". Arrears of Interest may, at the option of Northern Rock (subject to the subordination provisions set forth in the Subordinated Indenture), be paid in whole or in part at any time upon the expiration of not less than seven days' notice given to the Subordinated Trustee and to the Holders, but all Arrears of Interest on all Notes outstanding shall (subject to the subordination provisions set forth in the Subordinated Indenture) become due in full on whichever is the earliest of (i) the date upon which a dividend is next paid on any class of share capital of Northern Rock, (ii) the date set for any redemption, or (iii) the commencement of winding up proceedings of Northern Rock in England.

If notice is given by Northern Rock of its intention to pay the whole or part of Arrears of Interest, Northern Rock will be obliged (subject to the subordination provisions set forth in the Subordinated Indenture) to make such payment upon the expiration of such notice. Where Arrears of

Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Interest Payment Date (or consecutive Interest Payment Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

The Holder of any Subordinated Note by such Holder's acceptance thereof will be deemed to the extent permitted by applicable law to have waived any right of set-off or counterclaim that such Holders might otherwise have against Northern Rock whether prior to or in any winding up of Northern Rock or as may arise outside of any insolvency proceedings.

To the extent that Holders of the Notes are entitled to any recovery with respect to the Notes in any bankruptcy, winding up or administration, it is unclear whether such Holders would be entitled in such proceedings to recovery in US dollars and may be entitled only to a recovery in pounds sterling and, as a general matter, the right to claim for any amounts payable on Notes may be limited by applicable insolvency law.

Certain Definitions

"**Business Day**" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City or London; provided, however, that, with respect to Notes denominated in a Specified Currency other than US dollars, such day is also not a day on which commercial banks are authorized or required by law, regulation or executive order to close in the Principal Financial Center (as defined below) of the country issuing the Specified Currency (or, if the Specified Currency is euro or EURIBOR is an applicable Interest Rate Basis, such day is also a day on which the Trans-European Automated Real Time Gross Settlement Express Transfer (TARGET) System is open (a "**TARGET Settlement Date**")).

"**Principal Financial Center**" means, unless otherwise defined in any Note, (i) the capital city of the country issuing the Specified Currency or (ii) the capital city of the country to which the Designated LIBOR Currency relates, as applicable, except, in the case of (i) or (ii) above, that with respect to US dollars, Australian dollars, pounds sterling, Canadian dollars, South African rand and Swiss francs, the "Principal Financial Center" shall be New York City, Sydney and (solely in the case of the Specified Currency) Melbourne, London (solely in the case of the Designated LIBOR Currency), Toronto, Johannesburg and Zurich, respectively.

As used herein, "**Specified Currency**" means a currency issued and actively maintained as a country's or countries' recognized unit of domestic exchange by the government of any country and such term shall also include the euro.

Form, Transfer, Exchange and Denomination

Notes offered in the United States to qualified institutional buyers ("**QIBs**") in reliance on Rule 144A will be represented by one or more US global notes ("**US Global Notes**") and Notes offered outside the United States in reliance on Regulation S will be represented by one or more international global notes ("**International Global Notes**"). Senior Notes offered to Institutional Accredited Investors, as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, initially will be represented by physical registered certificates ("**Certificated Notes**"). If such Certificated Notes are thereafter transferred to QIBs in reliance on Rule 144A or offered outside the United States in reliance on Regulation S, then the Certificated Notes will be represented by one or more US Global Notes or International Global Notes, as the case may be. Unless otherwise specified in a Final Terms or Pricing Supplement, as the case may be, Subordinated Notes will not be offered to Institutional Accredited Investors. Except as set forth below under "– Book-Entry System", physical registered certificates will not be issued in exchange for Global Notes.

Senior Notes will be in fully registered form. Global Notes representing Senior Notes of a Series will be deposited with a custodian for DTC and held by or on behalf of DTC for the benefit of participants in DTC.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, Subordinated Notes of a Series will initially be represented by a Global Subordinated Note or Global Subordinated Notes in bearer form. The Global Subordinated Note or Global Subordinated Notes representing a Series of Subordinated Notes will be deposited on or about the Original Issue Date of such Note or Notes with a custodian (the "**Subordinated Note Custodian**") under an Amended

and Restated Deposit and Custody Agreement, dated as of July 12, 2005 (as supplemented or amended from time to time, the "**Deposit and Custody Agreement**"), entered into by Deutsche Bank Trust Company Americas (formerly Bankers Trust), as depositary (the "**Subordinated Note Depositary**"), the Subordinated Note Custodian and Northern Rock, for the benefit of the holder from time to time of a Global Receipt (the "**Global Receipt Holder**") and beneficial owners from time to time of interests in such Global Receipt. A Global Receipt in registered form representing an interest in 100% of each Global Subordinated Note in respect of Subordinated Notes of a Series will be issued to and deposited with, or on behalf of, DTC in New York City and registered in the name of Cede & Co. ("**Cede**"), as DTC's nominee. Interests in a Global Receipt in respect of a Global Subordinated Note or Global Subordinated Notes representing Subordinated Notes of a Series will be shown in, and transfers thereof will be effected only through, records maintained by DTC and its participants until such time, if any, as Certificated Subordinated Notes in respect of such Subordinated Notes are issued as set forth below under "– Book-Entry System". Pursuant to the terms of the Deposit and Custody Agreement, the Global Subordinated Note or Global Subordinated Notes representing a Series of Subordinated Notes may be transferred only to a successor of the Subordinated Note Custodian and the Global Receipt or Global Receipts in respect of the Global Subordinated Note or Global Subordinated Notes representing a Series of Subordinated Notes may be transferred only to a successor of DTC or another nominee of DTC. See "Book-Entry System" herein. Certificated Senior Notes and Certificated Subordinated Notes, if any, will be exchangeable for other Certificated Senior Notes and Certificated Subordinated Notes, respectively, of any authorized denominations and of a like aggregate principal amount and tenor.

Certificated Notes may be presented to the Trustees, the Paying Agent or the Luxembourg Paying Agent for registration of transfer or exchange at its Corporate Trust Office which at the date hereof is located at Trust & Securities Services, 60 Wall Street, New York, New York 10005, United States of America or, in the case of the Luxembourg Paying Agent, at its office located at 2, Boulevard Konrad Avenauer L-1115 Luxembourg. Certificated Notes may be presented for exchange and transfer in the manner, at the places and subject to the restrictions set forth in the respective Indenture and the Notes. Transfers of ownership interests in Global Notes and Global Receipts will be made as set forth below under "– Book-Entry System". The Notes have not been registered under the Securities Act or with any securities regulatory authority of any jurisdiction and accordingly transfers of the Notes will be subject to the restrictions set forth below under "Notice to Investors".

Certificated Notes and interests in the US Global Notes may be transferred to a person who takes delivery in the form of interests in an International Global Note only upon receipt by the applicable Trustee or Deutsche Bank Luxembourg S.A., as an alternative transfer agent, of written certifications (in the form provided in the Indentures) to the effect that such transfer is being made in accordance with Regulation S or Rule 144 under the Securities Act and that, if such transfer occurs prior to the 40th day after the commencement of the offering of such Senior Notes, the interest transferred will be held immediately thereafter through Euroclear Bank S.A./N.V., as the Euroclear Operator ("**Euroclear**") or Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**").

Until the 40th day after the closing date for the offering of a Series of Notes, interests in an International Global Note may be held only through Euroclear or Clearstream, Luxembourg. Certificated Notes and interests in International Global Notes may be transferred to a person who takes delivery in the form of interests in a US Global Note only upon receipt by the applicable Trustee of written certifications (in the form provided in the Indentures) to the effect that such transfer is being made in accordance with Rule 144A to a person whom the transferor reasonably believes is purchasing for its own account or for an account as to which it exercises sole investment discretion and that such person and such account or accounts are "qualified institutional buyers" within the meaning of Rule 144A and agree to comply with the restrictions on transfer set forth under "Notice to Investors".

Certificated Senior Notes may be transferred to a person who takes delivery in the form of Certificated Senior Notes (other than transfers to Northern Rock or a Dealer and transfers by or through or approved by a Dealer) only upon receipt by the Senior Trustee of written certifications (in the form provided in the Senior Indenture) to the effect that such Certificated Senior Note is being acquired by an Institutional Accredited Investor for investment purposes and not for distribution in violation of the Securities Act, and containing such other evidence of compliance with the Securities Act as may be required by Northern Rock or the Senior Trustee.

In the event of any redemption of Notes, Northern Rock will not be required to (i) register the transfer of or exchange the Notes during a period of 15 calendar days next preceding the date of redemption; (ii) register the transfer of or exchange the Notes, or any portion thereof, called for redemption, except the unredeemed portion of any of the Notes being redeemed in part; or (iii) with respect to Subordinated Notes represented by a Global Subordinated Note or Global Subordinated Notes in bearer form issued to the Subordinated Note Custodian, exchange any such Note or Notes called for redemption, except to exchange for another Global Subordinated Note or Global Subordinated Notes in bearer form of that Series and like tenor representing the aggregate principal amount of Subordinated Notes of that Series that have not been redeemed.

Each of the applicable Trustee and Deutsche Bank Luxembourg S.A. has been appointed as paying agent pursuant to each of the Indentures. Northern Rock may at any time designate additional Paying Agents or rescind the designation of any Paying Agent. So long as the Notes are listed on the Euro MTF, Northern Rock shall maintain a transfer agent for the Notes in Luxembourg, which shall initially be Deutsche Bank Luxembourg S.A.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, Notes will be issuable in US dollars in denominations of US$100,000 and integral multiples of US$1,000 in excess thereof. The authorized denominations of any Note denominated in other than US dollars will be the amount of the Specified Currency for such Note equivalent, at the noon dollar buying rate in New York City by the Federal Reserve Bank of New York (the "**Market Exchange Rate**") on the first Business Day in New York City and the country issuing such currency (or, in the case of euro, the first TARGET Settlement Date) next preceding the date on which Northern Rock accepts the offer to purchase such Note, to US$100,000, or such other minimum denomination as may be allowed or required from time to time by any relevant central bank or equivalent governmental body, however designated, or by any laws or regulations applicable to the Notes or to such Specified Currency. The Notes will be issued in integral multiples of 1,000 units of any such Specified Currency in excess of their minimum denominations. If any of the Notes are to be denominated in a Specified Currency other than US dollars, or if the principal of and premium, if any, and interest, if any, on any of the Notes not denominated in US dollars are to be payable at the option of the Holder or Northern Rock in US dollars, the applicable Final Terms or Pricing Supplement, as the case may be, will provide additional information, including applicable exchange rate information, pertaining to the terms of such Notes and other matters of interest to the Holders thereof.

Payment of Principal, Premium, if any, and Interest, if any

Payments of principal, premium, if any, and interest, if any, to owners of beneficial interests in Global Notes or Global Receipts are expected to be made in accordance with those procedures of DTC and its participants in effect from time to time as described below under "– Book-Entry System".

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, with respect to any Certificated Note, payments of interest or Arrears of Interest, if any, and, in the case of Amortizing Notes, principal (other than interest and, in the case of Amortizing Notes, principal payable at Maturity) will be made by mailing a check to the Holder at the address of such Holder appearing on the register for the Notes on the applicable regular record date (the "**Regular Record Date**"). Notwithstanding the foregoing, at the option of Northern Rock, all payments of interest or Arrears of Interest, if any, and, in the case of Amortizing Notes, principal on the Notes may be made by wire transfer of immediately available funds to an account at a bank located within the United States as designated by each Holder not less than 15 calendar days prior to the applicable Interest Payment Date. A Holder of US$10,000,000 (or, if the Specified Currency is other than US dollars, the equivalent thereof in such Specified Currency) or more in aggregate principal amount of Notes of like tenor and terms with the same Interest Payment Date may demand payment by wire transfer but only if appropriate payment instructions have been received in writing by any Paying Agent with respect to such Note appointed by Northern Rock, not less than 15 calendar days prior to the applicable Interest Payment Date. In the event that payment is so made in accordance with instructions of the Holder, such wire transfer shall be deemed to constitute full and complete payment of such principal, premium and/or interest on the Notes. Payment of the principal of, premium, if any, and interest or Arrears of Interest, if any, due with respect to any Certificated Note at Maturity will be made in immediately available funds upon surrender of such Note at the principal office of

any Paying Agent, including the Luxembourg Paying Agent, with respect to such Notes appointed by Northern Rock accompanied by wire transfer instructions, provided that the Certificated Note is presented to such Paying Agent in time for such Paying Agent to make such payments in such funds in accordance with its normal procedures.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, payments of principal, premium, if any, and interest and Arrears of Interest, if any, with respect to any Note to be made in a Specified Currency other than US dollars will be made by check mailed to the address of the person entitled thereto as such address appears in the register or by wire transfer to such account with a bank located in a jurisdiction acceptable to Northern Rock and the respective Trustee as shall have been designated at least 15 calendar days prior to the Interest Payment Date or Maturity, as the case may be, by the Holder of such Note on the relevant Regular Record Date or at Maturity, provided that, in the case of payment of principal of, and premium, if any, and interest and Arrears of Interest, if any, due at Maturity, the Note is presented to any Paying Agent with respect to such Note appointed by Northern Rock in time for such Paying Agent to make such payments in such funds in accordance with its normal procedures. Such designation shall be made by filing the appropriate information with the Trustee at its Corporate Trust Office, and, unless revoked, any such designation made with respect to any Note by a Holder will remain in effect with respect to any further payments with respect to such Note payable to such Holder. If a payment with respect to any such Note cannot be made by wire transfer because the required designation has not been received by the applicable Trustee on or before the requisite date or for any other reason, a notice will be mailed to the Holder at its registered address requesting a designation pursuant to which such wire transfer can be made and, upon such Trustee's receipt of such a designation, such payment will be made within 15 calendar days of such receipt. Northern Rock will pay any administrative costs imposed by banks in connection with making payments by wire transfer, but any tax, assessment or governmental charge imposed upon payments will be borne by the Holders of such Notes in respect of which such payments are made. If so specified in the applicable Final Terms, except as provided below, payments of principal, premium, if any, and interest and Arrears of Interest, if any, with respect to any Note denominated in other than US dollars will be made in US dollars (as set forth below). If the Holder of such Note on the relevant Regular Record Date or at Maturity, if any, as the case may be, requests payments in other than US dollars, the Holder shall transmit a written request for such payment to any Paying Agent with respect to such Note appointed by Northern Rock at its principal office on or prior to such Regular Record Date or the date 15 calendar days prior to Maturity, if any, as the case may be. Such request may be delivered by mail, by hand, by cable or by telex or any other form of facsimile transmission. Any such request made with respect to any Note by a Holder will remain in effect with respect to any further payments of principal, and premium, if any, and interest and Arrears of Interest, if any, with respect to such Note payable to such Holder, unless such request is revoked by written notice received by such Paying Agent on or prior to the relevant Regular Record Date or the date 15 calendar days prior to Maturity, if any, as the case may be (but no such revocation may be made with respect to payments made on any such Note if an Event of Default has occurred with respect thereto or upon the giving of a notice of redemption). Holders of Notes denominated in other than US dollars whose Notes are registered in the name of a broker or nominee should contact such broker or nominee to determine whether and how an election to receive payments in other than US dollars may be made.

The US dollar amount to be received by a Holder of a Note denominated in other than US dollars who elects to receive payments in US dollars will be based on the highest indicated bid quotation for the purchase of US dollars in exchange for the Specified Currency obtained by the Currency Determination Agent (as defined below) at approximately 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date (the "**Conversion Date**") from the bank composite or multicontributor pages of the Quoting Source for three (or two if three are not available) major banks in New York City. The first three (or two) such banks selected by the Currency Determination Agent which are offering quotes on the Quoting Source will be used. If fewer than two such bid quotations are available at 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date, such payment will be based on the Market Exchange Rate as of the second Business Day next preceding the applicable payment date. If the Market Exchange Rate for such date is not then available, such payment will be made in the Specified Currency. As used herein, the "**Quoting Source**" means Reuters Monitor Foreign Exchange Service, or if the Currency Determination Agent determines that such service is not available, Telerate Monitor

Foreign Exchange Service, or if the Currency Determination Agent determines that neither service is available, such comparable display or other comparable manner of obtaining quotations as shall be agreed between Northern Rock and the Currency Determination Agent. All currency exchange costs associated with any payment in US dollars on any such Note will be borne by the Holder thereof by deductions from such payment. The currency determination agent (the "**Currency Determination Agent**") with respect to any such Notes will be specified in the applicable Final Terms or Pricing Supplement, as the case may be.

If the Specified Currency for a Note denominated in other than US dollars is not available for the required payment of principal, premium, if any, and/or interest and Arrears of Interest, if any, in respect thereof due to the imposition of exchange controls or other circumstances beyond the control of Northern Rock, Northern Rock will be entitled to satisfy its obligations to the Holder of such Note by making such payment in US dollars on the basis of the Market Exchange Rate, computed by the Currency Determination Agent, on the second Business Day prior to such payment or, if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate, or as otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be. Any payment made in US dollars under such circumstances where the required payment was to be in a Specified Currency other than US dollars will not constitute an Event of Default under the applicable Indenture with respect to the Notes. All determinations referred to above made by the Currency Determination Agent shall be at its sole discretion and in accordance with its normal operating procedure and shall, in the absence of manifest error, be conclusive for all purposes and binding on all Holders and beneficial owners of Notes.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, if the principal of any Discount Note is declared to be immediately due and payable as described herein under "Events of Default- Senior Notes" and "– Subordinated Notes," the amount of principal due and payable with respect to such Note shall be the Amortized Face Amount of such Note as of the date of such declaration. The "Amortized Face Amount" of a Discount Note that does not bear stated interest shall be an amount equal to the sum of (i) the principal amount of such Note multiplied by the price (which may be expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued (the "**Issue Price**") set forth in the applicable Final Terms or Pricing Supplement, as the case may be, plus (ii) the portion of the difference between the US dollar amount determined pursuant to the preceding clause (i) and the principal amount of such Note that has accrued at the yield to maturity set forth in the Final Terms or Pricing Supplement, as the case may be, (computed in accordance with generally accepted financial practices) to such date of declaration, but in no event shall the Amortized Face Amount of a Discount Note exceed its principal amount.

Northern Rock is entitled to vary or terminate the appointment of any Trustee or Paying Agent appointed under the terms of the Indentures and pursuant to the terms of the Indentures and/or appoint additional or other trustees or paying agents, including affiliates of Northern Rock in either case, and/or approve any change in the specified office through which any paying agent acts, provided that:

(i) so long as the Notes of a Series are listed, quoted and/or traded on or by the Euro MTF, or any other stock exchange or competent listing authority and/or quotation system, there will at all times be a Paying Agent with a specified office in Luxembourg, if applicable, and/or each location required by the rules and regulations of the relevant stock exchange, competent listing authority and/or quotation system; and

(ii) Northern Rock will ensure that it maintains a paying agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any law implementing such Directive.

For so long as the Notes of any Series are listed, quoted and/or traded on or by the Euro MTF and the rules and regulations of the stock exchange so require, notice of any change in the appointment of any Trustee or Paying Agent appointed under the terms of the Indentures will be published in a leading newspaper of general circulation in Luxembourg (which is expected to be *d'Wort*).

Interest and Interest Rates

Each Note other than certain Discount Notes will bear interest from the date on which such Note will be issued (the "**Original Issue Date**") or from the most recent Interest Payment Date to which interest on such Note has been paid or duly provided for at a fixed rate or rates per annum, or at a rate or rates determined pursuant to an Interest Rate Base or Bases stated therein and in the applicable Final Terms or Pricing Supplement, as the case may be, that may be adjusted by a Spread and/or Spread Multiplier, until the principal thereof is paid or made available for payment. Interest will be payable on each Interest Payment Date and at Maturity. "**Maturity**" means the date, if any, on which the principal (or, if the context so requires, lesser amount in the case of Discount Notes) of (or premium, if any, on) a Note becomes due and payable in full in accordance with its terms and the terms of the applicable Indenture, whether at Stated Maturity or earlier by declaration of acceleration, call for redemption, request for redemption repayment at the option of the Holder pursuant to any sinking fund provision or otherwise. Interest (other than Defaulted Interest which may be paid as of a Special Record Date) will be payable to the Holder at the close of business on the Regular Record Date next preceding such Interest Payment Date; *provided, however*, that interest payable at Maturity will be payable to the person to whom principal shall be payable. The first payment of interest on any Note originally issued between a Regular Record Date for such Note and the succeeding Interest Payment Date will be made on the Interest Payment Date following the next succeeding Regular Record Date for such Note to the Holder.

Interest rates, Interest Rate Base or Bases, Spreads and Spread Multipliers are subject to change by Northern Rock but no such change will affect any Note theretofore issued or which Northern Rock has agreed to sell. The Interest Payment Dates for each Fixed Rate Note shall be as described below under "Fixed Rate Notes". The Interest Payment Dates for each Floating Rate Note shall be as described below under "Floating Rate Notes" and in the applicable Final Terms or Pricing Supplement, as the case may be. The Regular Record Date for a Note will be the fifteenth day (whether or not a Business Day) next preceding each Interest Payment Date or Maturity, as the case may be.

Fixed Rate Notes

Interest on Fixed Rate Notes will be payable semi-annually in arrears on such dates as are specified in the applicable Final Terms or Pricing Supplement, as the case may be (each, an "**Interest Payment Date**" with respect to Fixed Rate Notes) and on the date of Maturity. Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any Interest Payment Date or the date of Maturity of a Fixed Rate Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest, if any, with respect to such Note will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date or the date of Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Floating Rate Notes

Interest on Floating Rate Notes will be determined by reference to the applicable Interest Rate Basis or Bases, which may, as described below, include:

- the CD Rate;
- the CMT Rate;
- the Commercial Paper Rate;
- the Eleventh District Cost of Funds Rate;
- EURIBOR;
- the Federal Funds Rate;
- LIBOR;
- the Prime Rate;
- the Treasury Rate; or

such other Interest Rate Basis or Bases or interest rate formula as may be specified in the applicable Final Terms or Pricing Supplement, as the case may be.

The applicable Final Terms or Pricing Supplement, as the case may be, will specify certain terms with respect to which each Floating Rate Note is being delivered, including: whether such Floating Rate Note is a "Regular Floating Rate Note," a "Floating Rate/Fixed Rate Note" or an "Inverse Floating Rate Note," the Fixed Rate Commencement Date, if applicable, Fixed Interest Rate, if applicable, Interest Rate Basis or Bases, Initial Interest Rate, if any, Initial Interest Reset Date, Interest Reset Dates, Interest Payment Dates, Index Maturity, Maximum Interest Rate and/or Minimum Interest Rate, if any, and Spread and/or Spread Multiplier, if any, as such terms are defined below. If one or more of the applicable Interest Rate Bases is the CMT Rate, EURIBOR or LIBOR, the applicable Final Terms or Pricing Supplement, as the case may be, will also specify the Designated CMT Maturity Index and Designated CMT Telerate Page, the Designated EURIBOR Page or the Designated LIBOR Currency and Designated LIBOR Page respectively, as such terms are defined below. The interest rate borne by the Floating Rate Notes will be determined as follows:

(i) Unless such Floating Rate Note is designated as a "Floating Rate/Fixed Rate Note" or an "Inverse Floating Rate Note", or as having an Addendum attached or having "Other/Additional Provisions" apply, in each case relating to a different interest rate formula, such Floating Rate Note will be designated as a "**Regular Floating Rate Note**" and, except as described below or in the applicable Final Terms or Pricing Supplement, as the case may be, will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Regular Floating Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date will be the Initial Interest Rate.

(ii) If such Floating Rate Note is designated as a "**Floating Rate/Fixed Rate Note**," then, except as described below or in the applicable Final Terms or Pricing Supplement, as the case may be, such Floating Rate Note will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Floating Rate/Fixed Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that (y) the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date will be the Initial Interest Rate and (z) the interest rate in effect (the "**Fixed Interest Rate**") for the period commencing on the date specified therefor in the applicable Final Terms or Pricing Supplement, as the case may be (the "**Fixed Rate Commencement Date**") to the Maturity Date shall be the interest rate so specified in the applicable Final Terms or Pricing Supplement, as the case may be, or, if no such rate is specified, the interest rate in effect thereon on the day immediately preceding the Fixed Rate Commencement Date.

(iii) If such Floating Rate Note is designated as an "Inverse Floating Rate Note," then, except as described below or in the applicable Final Terms or Pricing Supplement, as the case may be, such Floating Rate Note will bear interest at the Fixed Interest Rate minus the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any; provided, however, that, unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the interest rate thereon will not be less than zero. Commencing on the Initial Interest Reset Date, the rate at which interest on such Inverse Floating Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date will be the Initial Interest Rate.

The "**Spread**" is the number of basis points to be added to or subtracted from the related Interest Rate Basis or Bases applicable to such Floating Rate Note. The "**Spread Multiplier**" is the percentage of the related Interest Rate Basis or Bases applicable to such Floating Rate Note by which such Interest Rate Basis or Bases will be multiplied to determine the applicable interest rate on such Floating Rate Note. The "**Index Maturity**" is the period to maturity of the instrument or obligation with respect to which the related Interest Rate Basis or Bases will be calculated.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the interest rate with respect to each Interest Rate Basis will be determined in accordance with the applicable provisions below. Except as set forth above or in the applicable Final Terms or Pricing Supplement, as the case may be, the interest rate in effect on each day shall be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.

The applicable Final Terms or Pricing Supplement, as the case may be, will specify whether the rate of interest on the related Floating Rate Note will be reset daily, weekly, monthly, quarterly, semi-annually or annually or at such other specified intervals as specified in the applicable Final Terms or Pricing Supplement, as the case may be (each, an "**Interest Reset Period**") and the dates on which such rate of interest will be reset (each, an "**Interest Reset Date**"). Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Interest Reset Dates will be, in the case of Floating Rate Notes which reset:

- daily, each Business Day;
- weekly, the Wednesday of each week (with the exception of weekly reset Floating Rate Notes as to which the Treasury Rate is an applicable Interest Rate Basis, which will reset the Tuesday of each week);
- monthly, the third Wednesday of each month (with the exception of monthly reset Floating Rate Notes as to which the Eleventh District Cost of Funds Rate is an applicable Interest Rate Basis, which will reset on the first calendar day of the month);
- quarterly, the third Wednesday of March, June, September and December of each year;
- semi-annually, the third Wednesday of the two months of each year specified in the applicable Final Terms or Pricing Supplement, as the case may be; and
- annually, the third Wednesday of the month of each year specified in the applicable Final Terms or Pricing Supplement, as the case may be;

provided however, that, with respect to Floating Rate/Fixed Rate Notes, the rate of interest thereon will not reset after the applicable Fixed Rate Commencement Date. If any Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding Business Day, except that in the case of a Floating Rate Note as to which EURIBOR or LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined by the Calculation Agent as of the applicable Interest Determination Date and calculated on or prior to the Calculation Date (as defined below), except with respect to the Eleventh District Cost of Funds Rate, EURIBOR and LIBOR, which will be calculated on such Interest Determination Date. The "**Interest Determination Date**" with respect to:

- the CD Rate, the CMT Rate, the Commercial Paper Rate, the Federal Funds Rate and the Prime Rate will be the second Business Day immediately preceding the applicable Interest Reset Date;
- the Eleventh District Cost of Funds Rate will be the last Business Day of the month immediately preceding the applicable Interest Reset Date on which the Federal Home Loan Bank of San Francisco (the "**FHLB of San Francisco**") publishes the Index (as defined below);
- EURIBOR will be the second TARGET Settlement Date immediately preceding the applicable Interest Reset Date;
- LIBOR will be the second London Business Day immediately preceding the applicable Interest Reset Date, unless the Designated LIBOR Currency is pounds sterling, in which case the "**Interest Determination Date**" will be the applicable Interest Reset Date; and

- the Treasury Rate will be the day in the week in which the applicable Interest Reset Date falls on which day Treasury Bills (as defined below) are normally auctioned (Treasury Bills are normally sold at an auction held on Monday of each week, unless such Monday is a legal holiday, in which case the auction is normally held on the immediately succeeding Tuesday although such auction may be held on the preceding Friday); provided, however, that if an auction is held on the Friday of the week preceding the applicable Interest Reset Date, the "**Interest Determination Date**" will be such preceding Friday.

The "**Interest Determination Date**" pertaining to a Floating Rate Note the interest rate of which is determined by reference to two or more Interest Rate Bases will be the most recent Business Day which is at least two Business Days prior to the applicable Interest Reset Date for such Floating Rate Note on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined as of such date, and the applicable interest rate will take effect on the applicable Interest Reset Date.

Notwithstanding the foregoing, a Floating Rate Note may also have, if specified in the applicable Final Terms or Pricing Supplement, as the case may be, either or both of the following: (i) a Maximum Interest Rate, or ceiling, that may accrue during any Interest Reset Period and (ii) a Minimum Interest Rate, or floor, that may accrue during any Interest Reset Period. In addition to any Maximum Interest Rate that may apply to any Floating Rate Note, the interest rate on Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified, or other applicable law.

Except as provided below or in the applicable Final Terms or Pricing Supplement, as the case may be, the date(s) on which interest on Floating Rate Notes is payable (each, an "**Interest Payment Date**" with respect to Floating Rate Notes) will be, in the case of Floating Rate Notes which reset:

- daily, weekly or monthly, the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Final Terms or Pricing Supplement, as the case may be;
- quarterly, the third Wednesday of March, June, September and December of each year;
- semi-annually, the third Wednesday of the two months of each year specified in the applicable Final Terms or Pricing Supplement, as the case may be;
- annually, the third Wednesday of the month of each year specified in the applicable Final Terms or Pricing Supplement, as the case may be; and
- the Maturity Date.

If any Interest Payment Date other than the Maturity Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that in the case of a Floating Rate Note as to which EURIBOR or LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date of a Floating Rate Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after the Maturity Date to the date of such payment on the next succeeding Business Day. The Regular Record Date for each Floating Rate Note will be the fifteenth day (whether or not a Business Day) preceding each Interest Payment Date or Maturity, as the case may be.

All percentages resulting from any calculation on Floating Rate Notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five- or more one millionths of a percentage point rounded upwards (*e.g.*, 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all amounts used in or resulting from such calculation on Floating Rate Notes will be rounded, in the case of US dollars, to the nearest cent or, in the case of a Specified Currency, to the nearest unit (with one-half cent or unit being rounded upwards).

With respect to each Floating Rate Note, accrued interest is calculated by multiplying its principal amount by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day in the applicable Interest Period but excluding the date for which accrued interest is being calculated. Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the interest factor for each such day will be computed by dividing the interest rate applicable to such day by 360, in the case of Floating Rate Notes for which

an applicable Interest Rate Basis is the CD Rate, the Commercial Paper Rate, the Eleventh District Cost of Funds Rate, EURIBOR, the Federal Funds Rate, LIBOR or the Prime Rate, or by the actual number of days in the year in the case of Floating Rate Notes for which an applicable Interest Rate Basis is the CMT Rate or the Treasury Rate. Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the interest factor for Floating Rate Notes for which the interest rate is calculated with reference to two or more Interest Rate Bases will be calculated in each period in the same manner as if only the applicable Interest Rate Basis specified in the applicable Final Terms or Pricing Supplement, as the case may be, applied.

Upon request of the Holder of any Floating Rate Note, the "**Calculation Agent**" (as specified in the applicable Final Terms or Pricing Supplement, as the case may be) will disclose the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to such Floating Rate Note. Unless otherwise specified in the applicable Final Terms, the "**Calculation Date**", if applicable, pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination

Date or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the Maturity Date, as the case may be.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Calculation Agent shall determine each Interest Rate Basis in accordance with the following provisions.

The Paying Agent will notify Northern Rock and any stock exchange, competent listing authority and/or quotation system on or by which the relevant Floating Rate Notes are for the time being listed, quoted and/or traded of the rate of interest and each amount of interest payable for each interest period and the relevant Interest Payment Date, and will cause the same to be notified to the Holders in accordance with the notice provisions herein as soon as possible after their determination but in no event later than the fourth Business Day thereafter. Each amount of interest payable per Specified Denomination and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notification as aforesaid in the event of an extension or shortening of the interest period in accordance with the provisions hereof. Each stock exchange, competent listing authority and/or quotation system on or by which the relevant Floating Rate Notes are for the time being listed, quoted and/or traded shall be promptly notified of any such amendment.

CD Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**CD Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the CD Rate (a "**CD Rate Interest Determination Date**"), the rate on such date for negotiable US dollar certificates of deposit having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15(519) (as defined below) under the heading "CDs (secondary market)" or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such CD Rate Interest Determination Date for negotiable US dollar certificates of deposit of the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15 Daily Update (as defined below), or such other recognized electronic source used for the purpose of displaying such rate, under the caption "CDs (secondary market)". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the CD Rate on such CD Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such CD Rate Interest Determination Date, of three leading nonbank dealers in negotiable US dollar certificates of deposit in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for negotiable US dollar certificates of deposit of major United States money center banks for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, in an amount that is representative for a single transaction in that market at that time; provided, however, that if the

dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate determined as of such CD Rate Interest Determination Date will be the CD Rate in effect on such CD Rate Interest Determination Date.

"**H.15(519)**" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System.

"**H.15 Daily Update**" means the daily update of H.15(519), available through the worldwideweb site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update/, or any successor site or publication.

CMT Rate

(1) if the Designated CMT Telerate Page 7051 is specified in the applicable Final Terms or Pricing Supplement, as the case may be:

(a) the percentage equal to the yield for United States Treasury securities at "constant maturity" having the Designated CMT Maturity Index specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15(519) under the caption "Treasury Constant Maturities", as the yield is displayed on Moneyline Telerate (or any successor service) on page 7051 (or any other page as may replace the specified page on that service) ("Moneyline Telerate Page 7051"), for the particular CMT Rate Interest Determination Date, or

(b) if the rate referred to in clause (a) does not so appear on the Designated CMT Telerate Page 7051, the percentage equal to the yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index and for the particular CMT Rate Interest Determination Date as published in H.15(519) under the caption "Treasury Constant Maturities", or

(c) if the rate referred to in clause (b) does not so appear in H.15(519), the rate on the particular CMT Rate Interest Determination Date for the period of the particular Designated CMT Maturity Index as may then be published by either the Federal Reserve System Board of Governors or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate which would otherwise have been published in H.15(519), or

(d) if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three leading primary United States government securities dealers in The City of New York (which may include the agents or their affiliates) (each, a "**Reference Dealer**"), selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(e) if fewer than five but more than two of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f) if fewer than three prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Designated

CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(g) if fewer than five but more than two prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations will be eliminated, or

(h) if fewer than three prices referred to in clause (f) are provided as requested, the CMT Rate in effect on the particular CMT Rate Interest Determination Date.

(2) if the Designated CMT Telerate Page 7052 is specified in the applicable Final Terms or Pricing Supplement, as the case may be:

(a) the percentage equal to the one-week or one-month, as specified in the applicable Final Terms or Pricing Supplement, as the case may be, average yield for United States Treasury securities at "constant maturity" having the Designated CMT Maturity Index specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15(519) opposite the caption "Treasury Constant Maturities", as the yield is displayed on Moneyline Telerate (or any successor service) (on page 7052 or any other page as may replace the specified page on that service) ("Moneyline Telerate Page 7052"), for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which the particular CMT Rate Interest Determination Date falls, or

(b) if the rate referred to in clause (a) does not so appear on the Designated CMT Telerate Page 7052, the percentage equal to the one-week or one-month, as specified in the applicable Final Terms or Pricing Supplement, as the case may be, average yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index and for the week or month, as applicable, preceding the particular CMT Rate Interest Determination Date as published in H.15(519) opposite the caption "Treasury Constant Maturities," or

(c) if the rate referred to in clause (b) does not so appear in H.15(519), the one-week or one-month, as specified in the applicable Final Terms or Pricing Supplement, as the case may be, average yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index as otherwise announced by the Federal Reserve Bank of New York for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which the particular CMT Rate Interest Determination Date falls, or

(d) if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(e) if fewer than five but more than two of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f) if fewer than three prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for

United States Treasury securities with an original maturity greater than the particular Designated CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at the time, or

(g) if fewer than five but more than two prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest or the lowest of the quotations will be eliminated, or

(h) if fewer than three prices referred to in clause (f) are provided as requested, the CMT Rate in effect on that CMT Rate Interest Determination Date.

If two United States Treasury securities with an original maturity greater than the Designated CMT Maturity Index specified in the applicable Final Terms or Pricing Supplement, as the case may be, have remaining terms to maturity equally close to the particular Designated CMT Maturity Index, the quotes for the United States Treasury security with the shorter original remaining term to maturity will be used.

"**Designated CMT Maturity Index**" means the original period to maturity of the US Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable Final Terms with respect to which the CMT Rate will be calculated or, if no such maturity is specified in the applicable Final Terms or Pricing Supplement, as the case may be, 2 years.

"**Designated CMT Telerate Page**" means the display on Moneyline Telerate (or any successor service) on the page specified in the applicable Final Terms or Pricing Supplement, as the case may be (or any other page as may replace such page on such service) for the purpose of displaying Treasury Constant Maturities as reported in H.15(519) or, if no such page is specified in the applicable Final Terms or Pricing Supplement, as the case may be, page 7052.

Commercial Paper Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**Commercial Paper Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Commercial Paper Rate (a "**Commercial Paper Rate Interest Determination Date**"), the Money Market Yield (as defined below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15(519) under the caption "Commercial Paper-Nonfinancial" or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Commercial Paper Rate Interest Determination Date for commercial paper having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Commercial Paper-Nonfinancial". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 A.M., New York City time, on such Commercial Paper Rate Interest Determination Date of three leading dealers of US dollar commercial paper in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for commercial paper having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, placed for industrial issuers whose bond rating is "Aa", or the equivalent, from a nationally recognized statistical rating organization; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate determined as of such Commercial Paper Rate Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

"**Money Market Yield**" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{Money Market Yield} = \frac{D\ 6{,}360}{360 - (D\ 6\ M)} \times 100$$

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the applicable Interest Reset Period.

Eleventh District Cost of Funds Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**Eleventh District Cost of Funds Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Eleventh District Cost of Funds Rate (an "**Eleventh District Cost of Funds Rate Interest Determination Date**"), the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which such Eleventh District Cost of Funds Rate Interest Determination Date falls as set forth under the caption "11th District" on the display on Moneyline Telerate (or any successor service) on page 7058 (or any other page as may replace such page on such service) ("**Telerate Page 7058**") as of 11:00 A.M., San Francisco time, on such Eleventh District Cost of Funds Rate Interest Determination Date. If such rate does not appear on Telerate Page 7058 on such Eleventh District Cost of Funds Rate Interest Determination Date, then the Eleventh District Cost of Funds Rate on such Eleventh District Cost of Funds Rate Interest Determination Date shall be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (the "**Index**") by the FHLB of San Francisco as such cost of funds for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date. If the FHLB of San Francisco fails to announce the Index on or prior to such Eleventh District Cost of Funds Rate Interest Determination Date for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date, the Eleventh District Cost of Funds Rate determined as of such Eleventh District Cost of Funds Rate Interest Determination Date will be the Eleventh District Cost of Funds Rate in effect on such Eleventh District Cost of Funds Rate Interest Determination Date.

EURIBOR

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**EURIBOR**" means the rate determined in accordance with the following provisions:

(i) With respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to EURIBOR (a "**EURIBOR Interest Determination Date**"), EURIBOR will be either: (a) if "EURIBOR Telerate" is specified in the applicable Final Terms or Pricing Supplement, as the case may be, or if neither "EURIBOR Reuters" nor "EURIBOR Telerate" is specified in the applicable Final Terms or Pricing Supplement, as the case may be, as the method for calculating EURIBOR, the rate for deposits in euro having the Index Maturity specified in such Final Terms or Pricing Supplement, as the case may be, commencing on such Interest Reset Date, that appears on the Designated EURIBOR Page as of 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date; or (b) if "EURIBOR Reuters" is specified in the applicable Final Terms or Pricing Supplement, as the case may be, the arithmetic mean of the offered rates (unless the Designated EURIBOR Page by its terms provides only for a singe rate, in which case such single rate shall be used) for deposits in euro having the Index Maturity specified in such Final Terms or Pricing Supplement, as the case may be, commencing on the applicable Interest Reset Date that appear (or, if only a single rate is required as aforesaid, appears) on the Designated EURIBOR Page as of 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date. If fewer than two such offered rates so appear, or if no such rate so appears, as applicable, EURIBOR on such EURIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii) With respect to a EURIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the Designated EURIBOR Page as specified in Clause (i) above, the Calculation Agent will request the principal Euro-zone office of each of four major reference banks (which may include affiliates of the Dealers) in the Euro-zone interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in euro for the period of the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, commencing on the applicable Interest Reset Date, to prime banks in the Euro-zone interbank market at

approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in euro in such market at such time. If fewer than two such quotations are so provided, then EURIBOR on such EURIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date by three major banks (which may include affiliates of the Dealers) in the Euro-zone selected by the Calculation Agent for loans in euro to leading European banks, having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, and in a principal amount that is representative for a single transaction in euro in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, EURIBOR determined as of such EURIBOR Interest Determination Date will be EURIBOR in effect on such EURIBOR Interest Determination Date.

"**EURIBOR**" means the rate for deposits in euro designated as such and sponsored jointly by the European Banking Federation and ACI-The Financial Market Association (or any company established by the joint sponsors for the purposes of compiling and publishing such rates).

"**Designated EURIBOR Page**" means (a) if "EURIBOR Reuters" is specified in the applicable Final Terms or Pricing Supplement, as the case may be, the display on the Reuter Monitor Money Rates Service (or any successor service) on the page specified in such Final Terms or Pricing Supplement, as the case may be (or any other page as may replace such page on such service) for the purpose of displaying the Euro-zone interbank rates or major banks for the euro, or (b) if "EURIBOR Telerate" is specified in the applicable Final Terms or Pricing Supplement, as the case may be, or neither "EURIBOR Reuters" nor "EURIBOR Telerate" is specified in the applicable Final Terms or Pricing Supplement, as the case may be, as the method for calculating EURIBOR, the display on Moneyline Telerate (or any successor service) on the page specified in such Final Terms or Pricing Supplement, as the case may be (or any other page as may replace such page on such service for the purpose of displaying the Euro-zone interbank rates of major banks for the euro.

"**Euro-zone**" means the region comprised of member states of the European Union that have adopted the single currency in accordance with the Treaty on European Union signed at Maastricht on February 7, 1992.

Federal Funds Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**Federal Funds Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Federal Funds Rate (a "**Federal Funds Rate Interest Determination Date**"), the rate with respect to such date for US dollar federal funds as published in H.15(519) under the heading "Federal Funds (Effective)", as such rate is displayed on Moneyline Telerate (or any successor service) on page 120 (or any other page as may replace such page on such service) ("**Telerate Page 120**"), or, if such rate does not appear on Telerate Page 120 or is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate with respect to such Federal Funds Rate Interest Determination Date for US dollar federal funds as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Federal Funds (Effective)". If such rate does not appear on Telerate Page 120 or is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Federal Funds Rate with respect to such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight US dollar federal funds arranged by three leading brokers of US dollar federal funds transactions in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent prior to 9:00 A.M., New York City time, on the Business Day following such Federal Funds Rate Interest Determination Date; provided, however, that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date.

LIBOR:

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**LIBOR**" means the rate determined in accordance with the following provisions:

(i) With respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to LIBOR (a "**LIBOR Interest Determination Date**"), LIBOR will be either: (a) if "LIBOR Telerate" is specified in the applicable Final Terms or Pricing Supplement, as the case may be, or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Final Terms or Pricing Supplement, as the case may be, as the method for calculating LIBOR, the rate for deposits in the Designated LIBOR Currency having the Index Maturity specified in such Final Terms or Pricing Supplement, as the case may be, commencing on such Interest Reset Date, that appears on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date; or (b) if "LIBOR Reuters" is specified in the applicable Final Terms or Pricing Supplement, as the case may be, the arithmetic mean of the offered rates (unless the Designated LIBOR Page by its terms provides only for a single rate, in which case such single rate shall be used) for deposits in the Designated LIBOR Currency having the Index Maturity specified in such Final Terms or Pricing Supplement, as the case may be, commencing on the applicable Interest Reset Date that appear (or, if only a single rate is required as aforesaid, appears) on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date. If fewer than two such offered rates so appear, or if no such rate so appears, as applicable, LIBOR on such LIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii) With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks (which may include affiliates of the Dealers) in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in the Designated LIBOR Currency for the period of the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center, on such LIBOR Interest Determination Date by three major banks (which may include affiliates of the Dealers) in such Principal Financial Center selected by the Calculation Agent for loans in the Designated LIBOR Currency to leading European banks, having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date.

"**Designated LIBOR Currency**" means the currency specified in the applicable Final Terms or Pricing Supplement, as the case may be, as to which LIBOR shall be calculated or, if no such currency is specified in the applicable Final Terms or Pricing Supplement, as the case may be, US dollars.

"**Designated LIBOR Page**" means (a) if "LIBOR Reuters" is specified in the applicable Final Terms or Pricing Supplement, as the case may be, the display on the Reuter Monitor Money Rates Service (or any successor service) on the page specified in such Final Terms or Pricing Supplement, as the case may be (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for the Designated LIBOR Currency, or (b) if "LIBOR Telerate" is specified in the applicable Final Terms or Pricing Supplement, as the case may be or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Final Terms or

Pricing Supplement, as the case may be, as the method for calculating LIBOR, the display on Moneyline Telerate (or any successor service) on the page specified in such Final Terms or Pricing Supplement, as the case may be (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for the Designated LIBOR Currency.

Prime Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**Prime Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Prime Rate (a "**Prime Rate Interest Determination Date**"), the rate on such date as such rate is published in H.15(519) under the caption "Bank Prime Loan" or, if not published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Prime Rate Interest Determination Date as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Bank Prime Loan". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Prime Rate shall be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen US PRIME 1 Page (as defined below) as such bank's prime rate or base lending rate as of 11:00 A.M., New York City time, on such Prime Rate Interest Determination Date. If fewer than four such rates so appear on the Reuters Screen US PRIME 1 Page for such Prime Rate Interest Determination Date, then the Prime Rate shall be the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by three major banks (which may include affiliates of the Dealers) in New York City selected by the Calculation Agent; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Prime Rate determined as of such Prime Rate Interest Determination Date will be the Prime Rate in effect on such Prime Rate Interest Determination Date.

"**Reuters Screen US PRIME 1 Page**" means the display on the Reuter Monitor Money Rates Service (or any successor service) on the "US PRIME 1" page (or such other page as may replace the US PRIME 1 page on such service) for the purpose of displaying prime rates or base lending rates of major US banks.

Treasury Rate

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, "**Treasury Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined by reference to the Treasury Rate (a "**Treasury Rate Interest Determination Date**"), the rate from the auction held on such Treasury Rate Interest Determination Date (the "**Auction**") of direct obligations of the United States ("**Treasury Bills**") having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, under the caption "INVESTMENT RATE" on the display on Moneyline Telerate (or any successor service) on page 56 (or any other page as may replace such page on such service) ("**Telerate Page 56**") or page 57 (or any other page as may replace such page on such service) ("**Telerate Page 57**") or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield (as defined below) of the rate for such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "US Government Securities/Treasury Bills/Auction High" or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield of the auction rate of such Treasury Bills as announced by the US Department of the Treasury. In the event that the auction rate of Treasury Bills having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, is not so announced by the US Department of the Treasury, or if no such Auction is held, then the Treasury Rate will be the Bond Equivalent Yield of the rate on such Treasury Rate Interest Determination Date of Treasury Bills having the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be, as published in H.15(519) under the caption "US Government Securities/Treasury Bills/Secondary Market" or, if not yet published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Treasury Rate Interest Determination Date of such Treasury Bills as published in

H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "US Government Securities/Treasury Bills/Secondary Market". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source, then the Treasury Rate will be calculated by the Calculation Agent and will be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such Treasury Rate Interest Determination Date, of three primary US government securities dealers (which may include the Dealers or their affiliates) selected by the Calculation Agent, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable Final Terms or Pricing Supplement, as the case may be; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date.

"**Bond Equivalent Yield**" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{Bond Equivalent Yield} = \frac{-D \times N}{360 - (D\ 6\ M)} \times 100$$

where "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis; "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the applicable Interest Reset Period.

Other/Additional Provisions; Addendum

Any provisions with respect to the Notes, including the specification and determination of one or more Interest Rate Bases, the calculation of the interest rate applicable to a Floating Rate Note, the Interest Payment Dates, the Stated Maturity, any redemption or repayment provisions or any other term relating thereto, may be modified and/or supplemented as specified under "Other/Additional Provisions; Addendum" in the applicable Final Terms or Pricing Supplement, as the case may be; provided that the provisions relating to maturity, redemption, repayment, events of default and subordination of the Subordinated Notes shall not be so capable of modification under "Other/Additional Provisions: Addendum" in the applicable Final Terms or Pricing Supplement, as the case may be, unless the prior written consent of the FSA has been obtained or is for the purpose of correcting a manifest error.

Discount Notes

Northern Rock may from time to time offer Notes ("**Discount Notes**") that have an Issue Price (as specified in the applicable Final Terms or Pricing Supplement, as the case may be) that is less than 100% of the principal amount thereof (*i.e.*, par) by more than a percentage equal to the product of 0.25% and the number of full years to the Stated Maturity. Discount Notes may not bear any interest currently or may bear interest at a rate that is below market rates at the time of issuance. The difference between the Issue Price of a Discount Note and par is referred to herein as the "**Discount**". In the event of redemption, repayment or acceleration of maturity of a Discount Note, the amount payable to the Holder of such Discount Note will be equal to the sum of (i) the Issue Price (increased by any accruals of Discount) and, in the event of any redemption of such Discount Note (if applicable), multiplied by the Initial Redemption Percentage (as adjusted by the Annual Redemption Percentage Reduction, if applicable) and (ii) any unpaid interest accrued thereon to the date of such redemption, repayment or acceleration of maturity, as the case may be.

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, for purposes of determining the amount of Discount that has accrued as of any date on which a redemption, repayment or acceleration of Maturity occurs for a Discount Note, such Discount will be accrued using a constant yield method. The constant yield will be calculated using a 30-day month, 360-day year convention, a compounding period that, except for the Initial Period (as defined below), corresponds to the shortest period between Interest Payment Dates for the applicable Discount Note (with ratable accruals within a compounding period), a coupon rate equal to the initial coupon rate applicable to such Discount Note and an assumption that the Maturity of such Discount Note will not be accelerated. If the period from the Original Issue Date to the initial Interest Payment Date for a Discount Note (the "**Initial Period**") is shorter than the compounding period for such Discount Note, a proportionate amount of the yield for an entire compounding period will be accrued. If the

Initial Period is longer than the compounding period, then such period will be divided into a regular compounding period and a short period with the short period being treated as provided in the preceding sentence. The accrual of the applicable Discount may differ from the accrual of issue discount for purposes of the US Internal Revenue Code of 1986, as amended (the "**Code**"). Certain Discount Notes may not be treated as having original issue discount within the meaning of the Code, and Notes other than Discount Notes may be treated as issued with original issue discount for federal income tax purposes. See "US Taxation-Certain United States Federal Income Tax Considerations".

Indexed Notes

Northern Rock may from time to time offer Notes ("**Indexed Notes**") with the amount of principal, premium and/or interest payable in respect thereof to be determined with reference to the price or prices of specified commodities or stocks, to the exchange rate of one or more designated currencies relative to an indexed currency or to other items, in each case as specified in the applicable Final Terms or Pricing Supplement, as the case may be. In certain cases, a Holder of an Indexed Note may receive a principal payment on Maturity that is greater than or less than the principal amount of such Indexed Note depending upon the relative value on Maturity of the specified indexed item. Information as to the method for determining the amount of principal, premium, if any, and/or interest, if any, payable in respect of Indexed Notes, certain historical information with respect to the specified indexed item and any material tax considerations associated with an investment in Indexed Notes will be specified in the applicable Final Terms. See also "Risk Factors".

Unless otherwise stated in the applicable Final Terms or Pricing Supplement, as the case may be, in the event that the principal, premium and/or interest, if any, or any other amount payable in respect of any Note is to be determined by means of quotations obtained from major banks or other relevant sources, such quotations will be requested on the basis of a representative amount of a normal single transaction in the relevant market and at the relevant time for such quotation.

Additional Notes

Northern Rock may issue additional Notes of a Series having identical terms to that of a prior tranche of Notes of the same Series but for the Original Issue Date and the public offering price ("**Additional Notes**"). The Final Terms or Pricing Supplement, as the case may be, relating to any Additional Notes will set forth matters related to such issuance, including identifying the prior tranche of Notes, their Original Issue Date and the aggregate principal amount of Notes then-comprising such Series.

Amortizing Notes

Northern Rock may from time to time offer Notes with the amount of principal thereof and interest thereon payable in installments over the term of such Notes ("**Amortizing Notes**"). Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, interest on each Amortizing Note will be computed on the basis of a 360-day year of twelve 30-day months. Payments with respect to Amortizing Notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. Further information concerning additional terms and provisions of Amortizing Notes will be specified in the applicable Final Terms or Pricing Supplement, as the case may be, including a table, formula or formulae setting forth repayment information for such Amortizing Notes.

Payment of Additional Amounts

Northern Rock will, subject to certain limitations and exceptions (set forth below) pay to the Holder of any Note such additional amounts as may be necessary in order that every net payment of the principal of (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) and interest and Arrears of Interest, if any, on such Note, after deduction or other withholding for or on account of any present or future tax, assessment, duty or other governmental charge of any nature whatsoever imposed, levied or collected by or on behalf of the United Kingdom, or any political subdivision thereof or authority therein having power to tax, will not be less than the amount provided for in such Note as then due and payable. No such

additional amount shall, however, be payable on any Note on account of any tax, assessment, duty or other governmental charge which is payable:

(a) otherwise than by deduction or withholding from any payments of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest, if any, on such Note;

(b) by reason of such Holder having, or having had, some personal or business connection with the United Kingdom and not merely by reason of the fact that payments are, or for the purposes of taxation are deemed to be, from sources in, or secured in, the United Kingdom;

(c) by reason of a change in law or official practice of any relevant taxing authority that becomes effective more than 30 days after the Relevant Date (as defined below) for payment of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest, if any, in respect of such Note;

(d) by reason of any estate, excise, inheritance, gift, sales, transfer, wealth, personal property tax or any similar assessment or governmental charge;

(e) as a result of the failure of a Holder to satisfy any statutory requirements or make a declaration of non-residence or other similar claim for exemption to the relevant tax authority;

(f) by reason of such tax assessment, duty or other governmental charge required to be withheld by any Trustee or Paying Agent from any payment of principal or interest with respect to any Note, if such payment can be made without such withholding by any other Trustee or Paying Agent with respect to the Notes in a member state of the European Union;

(g) by reason of such tax, assessment, duty or other governmental charge being required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law (whether of a member state of the European Union or a non-Member state) implementing or complying with, or introduced in order to conform to, such directive; or

(h) owing to a combination of clauses (a) through (g) above.

"**Relevant Date**" means the date on which the payment of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest or Arrears of Interest, if any, on a Note first becomes due and payable but, if the full amount of the monies payable on such date has not been received by the relevant Paying Agent or as it shall have directed on or prior to such date, the "Relevant Date" means the date on which such monies shall have been so received.

No additional amounts will be paid as provided above with respect to any payment of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest and Arrears of Interest, if any, on such Note to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the Holder of any such Note.

Redemption and Repurchase

General

The Final Terms or Pricing Supplement, as the case may be, relating to a Series of Notes will indicate either that such Notes cannot be redeemed prior to Maturity, other than for tax reasons (as set forth below), or the terms on which the Notes will be redeemable prior to Maturity at the option of Northern Rock or at the option of the Holder or at the option of either. Notice of redemption shall be provided as set forth below under "– Notices".

Perpetual Subordinated Notes

The Perpetual Subordinated Notes will be undated and, accordingly, will have no Stated Maturity and may not be repaid except in accordance with the provisions set forth below under "– Redemption for Tax Reasons", "– Repurchase" and "Events of Default – Subordinated Notes" or in any applicable Final Terms or Pricing Supplement, as the case may be.

Redemption for Tax Reasons

The Notes of any Series may be redeemed, subject to any other terms set forth in the applicable Final Terms or Pricing Supplement, as the case may be, as a whole but not in part, at the option of Northern Rock, upon not more than 60 days', nor less than 30 days', prior notice given as provided below under "– Notices", at a redemption price equal to 100% of the principal amount (or at the then current Amortized Face Amount, if the Note is a Discount Note or, if such Note is an Indexed Note or Amortizing Note, at the Redemption Price (as defined below) specified in the applicable Final Terms or Pricing Supplement, as the case may be) (and premium, if any, thereon) together with interest and Arrears of Interest accrued, if any, to the date fixed for redemption, if on the next succeeding Interest Payment Date Northern Rock will become obligated to pay additional amounts (as provided in the applicable Indenture for the Notes of such Series) and such obligation cannot be avoided by the use of reasonable measures available to Northern Rock; provided, that (a) Senior Notes of any such Series may not be so redeemed if such obligation of Northern Rock to pay such additional amounts as aforesaid arises by reason of Northern Rock no longer being a bank authorized under the Financial Services and Markets Act 2000 or interest paid on the Notes of any such Series not being paid in the ordinary course of its business, in each case as a consequence of any action taken by Northern Rock, and (b)(i) Subordinated Notes may be so redeemed only with the prior written consent of the FSA, and (ii) may not be so redeemed if such obligation of Northern Rock to pay such additional amounts as aforesaid arises by reason of the Subordinated Notes not being listed on a "recognized stock exchange" within the meaning of Section 841 of the Tax Act or as a result of payments on the Subordinated Notes being made by or through a paying agent not outside the United Kingdom.

In the event that Northern Rock elects to redeem the Notes of any Series pursuant to the provisions set forth in the preceding paragraph, Northern Rock will deliver to the applicable Trustee (i) a certificate, signed by two authorized officers of Northern Rock, evidencing compliance with such provisions and stating that Northern Rock is entitled to redeem the Notes of any such Series pursuant to the terms of such Notes and the applicable Indenture and (ii) a written Opinion of Counsel to Northern Rock to the effect that the circumstances referred to above exist.

Redemption at the Option of Northern Rock

The Notes will be redeemable at the option of Northern Rock (subject, in the case of Subordinated Notes, to the prior written consent of the FSA having been obtained) prior to the Stated Maturity if, and, only if an Initial Redemption Date ("**Initial Redemption Date**") is specified in the applicable Final Terms or Pricing Supplement, as the case may be. If so specified, and subject to any other terms set forth in the applicable Final Terms or Pricing Supplement, as the case may be, the Notes will be subject to redemption at the option of Northern Rock on any date on and after the applicable Initial Redemption Date in whole or from time to time in part in increments of US$100,000 or the minimum denomination specified in such Final Terms or Pricing Supplement, as the case may be (provided that any remaining principal amount thereof shall be at least US$100,000 or such minimum denomination), at the applicable Redemption Price on notice given not more than 60 days, if the Notes are being redeemed in whole, or 45 days, if the Notes are being redeemed in part, nor less than 30 days prior to the date of redemption and in accordance with the provisions of the respective Indenture. "**Redemption Price**" with respect to a Note, means, unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, an amount equal to the sum of (i) the Initial Redemption Percentage specified in such Final Terms or Pricing Supplement, as the case may be (as adjusted by the Annual Redemption Percentage Reduction, if applicable (as specified in such Final Terms or Pricing Supplement, as the case may be)) multiplied by the unpaid principal amount or the portion to be redeemed plus (ii) accrued interest, if any, to the date of redemption. Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Initial Redemption Percentage, if any, applicable to a Note shall decline at each anniversary of the Initial Redemption Date by an amount equal to the applicable Annual Redemption Percentage

Reduction, if any, until the Redemption Price is equal to 100% of the unpaid principal amount thereof or the portion thereof to be redeemed. Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Notes will not be subject to any sinking fund.

Repayment at the Option of the Holders of Senior Notes

If so specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Senior Notes will be repayable by Northern Rock in whole or in part at the option of the Holders thereof on their respective optional repayment dates (**"Optional Repayment Dates"**) specified in such Final Terms or Pricing Supplement, as the case may be. For the avoidance of doubt, the Subordinated Notes will not be so repayable. If no Optional Repayment Date is specified with respect to a Note, such Note will not be repayable at the option of the Holder thereof prior to the Stated Maturity. Any repayment in part will be in increments of US$100,000 or the minimum denomination specified in the applicable Final Terms or Pricing Supplement, as the case may be (provided that any remaining principal amount thereof shall be at least US$100,000 or such minimum denomination). Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, the repayment price for any Note to be repaid means an amount equal to the sum of the unpaid principal amount thereof or the portion thereof plus accrued interest or Arrears of Interest to the date of repayment. Except as otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, exercise of the repayment option is irrevocable.

Selection of Notes for Partial Redemption

In the case of any partial redemption of Notes, and subject to any other terms specified in the applicable Final Terms or Pricing Supplement, as the case may be, the Notes to be redeemed shall be selected either by the applicable Trustee individually by lot not more than 60 days prior to the Redemption Date from the outstanding Notes not previously called for redemption or in such other manner as may be agreed by Northern Rock and the Holders.

Repurchase

Northern Rock may (subject, in the case of Subordinated Notes, to the prior written consent of the FSA having been obtained) at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased may be held or resold or, at the discretion of Northern Rock, surrendered to the applicable Trustee for cancellation. If any applicable Final Terms or Pricing Supplement, as the case may be, provides for mandatory sinking fund payments with respect to such Notes, the Indentures provide that in lieu of making all or any part of any mandatory sinking fund payment in cash, Northern Rock may deliver to the applicable Trustee Notes previously purchased or otherwise acquired by Northern Rock (to the extent not previously credited).

Negative Pledge

So long as any of the Senior Notes remain outstanding, Northern Rock will neither create nor have Outstanding any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its assets, present or future (including any uncalled capital), to secure any Loan Stock (as defined below) of Northern Rock or any obligation of Northern Rock under any guarantee of or indemnity in respect of any Loan Stock of any subsidiary of Northern Rock without at the same time or prior thereto securing the Senior Notes equally and ratably therewith or providing such other security for the Senior Notes not materially less beneficial to the Holders of the Senior Notes or as shall be approved by a majority of the Holders of the Outstanding Senior Notes.

As used herein, **"Loan Stock"** means indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange, over-the-counter or other established securities market but excluding any such indebtedness which has a Stated Maturity not exceeding one year.

Events of Default – Senior Notes

The following shall constitute **"Events of Default"** with respect to the Senior Notes:

(i) a failure to pay, or to duly provide for the payment of, any principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) of any Senior Note of the Series of Senior Notes of which such Senior Note is a part when due (whether at Maturity, upon redemption or otherwise);

(ii) a failure to pay, or to duly provide for the payment of, any interest for a period of 30 days or more, in respect of any Senior Note of the Series of Senior Notes of which such Senior Note is a part when due;

(iii) a failure to make any payment in respect of indebtedness for Borrowed Money (as defined in the Senior Indenture) (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) of Northern Rock or any Material Subsidiary on its due date (or by the expiry of any applicable grace period as originally provided) or such indebtedness becoming due and payable prior to the Stated Maturity by reason of default or the failure to honor any guarantee or indemnity of any payment in respect of indebtedness for moneys borrowed of any third party given by Northern Rock or any Material Subsidiary when due and called upon (except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount);

(iv) a default by Northern Rock in the performance or observance of any obligation, condition or provision binding on it under the Senior Notes or the Senior Indenture (other than any obligation included in the Senior Indenture solely for the benefit of Senior Notes other than the Senior Notes of any such particular Series) and, except where such default is or the effects of such default are, in the opinion of the Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Senior Trustee may permit) after written notice thereof has been given by the Senior Trustee to Northern Rock requiring the same to be remedied;

(v) an order is made or an effective resolution is passed for the winding-up of Northern Rock or any Material Subsidiary (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Senior Trustee or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Notes or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to Northern Rock or any other subsidiary of Northern Rock);

(vi) Northern Rock or any Material Subsidiary stops or threatens to stop payment to its creditors generally or Northern Rock or any Material Subsidiary ceases or threatens to cease to carry on its business or substantially the whole of its business (except for the purpose of or in connection with a reconstruction or amalgamation the terms of which have previously been approved in writing by the Senior Trustee or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Notes or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to Northern Rock or any other subsidiary of Northern Rock);

(vii) an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed of the whole or any material part of the undertaking, property and assets of Northern Rock or any Material Subsidiary or a distress or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of Northern Rock or any Material Subsidiary and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Senior Trustee may permit);

(viii) Northern Rock or any Material Subsidiary is unable to pay its debts generally; or

(ix) any other event of default provided with respect to Senior Notes of that Series.

"**Adjusted Tangible Net Worth**" means the aggregate of (1) the nominal amount of the share capital of Northern Rock for the time being issued and paid up or credited as paid up, (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of Northern Rock and its subsidiaries and (3) any amount attributable to minority interests in subsidiaries, all as shown in the latest audited consolidated balance sheet of Northern Rock and its subsidiaries prepared in accordance with UK GAAP less (4) any amounts, determined in

accordance with UK GAAP, representing distribution of cash or tangible assets declared, recommended or made by Northern Rock or any of its subsidiaries (other than any distribution attributable to Northern Rock or another subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of Northern Rock and its subsidiaries and less (5) any amounts shown in such latest audited consolidated balance sheet attributable to intangible assets and of any debit on the profit and loss account.

"**Material Subsidiary**" means any subsidiary of Northern Rock whose total assets (attributable to Northern Rock) represent 10% or more of the consolidated total assets (attributable to Northern Rock) of Northern Rock and its subsidiaries.

"**Specified Amount**" means the greater of (a) £15,000,000 or its equivalent in any other currency or currencies and (b) such amount in pounds sterling as is equal to 1% of the Adjusted Tangible Net Worth.

In case an Event of Default with respect to any Series of Senior Notes shall have occurred and be continuing, the Senior Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Senior Notes of that Series may declare the principal of (including premium, if any on) or (in the case of Discount Notes) such lesser amount as may be provided for with respect to such Notes, all the Senior Notes of that Series to be due and payable immediately, by a notice in writing to Northern Rock (and to the Senior Trustee if given by Holders), and upon any such declaration of acceleration such principal or such lesser amount, as the case may be, including premium, if any, thereon, together with any accrued interest and all other amounts owing under such Senior Notes and under the Senior Indenture (with respect to such Series of Senior Notes), shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which have been expressly waived by Northern Rock. Upon such an acceleration, any premium and interest on the Outstanding Senior Notes shall also become due and payable. At any time after such a declaration of acceleration but before a judgment or decree for payment of the money due has been obtained by the Senior Trustee or the Holders of such Outstanding Senior Notes, the Holders of a majority in aggregate principal amount of such Outstanding Senior Notes may rescind and annul such acceleration and its consequences, provided all required payments (other than as a result of such acceleration) have been made and all Events of Default with respect to such Senior Notes shall have been cured or waived.

The Holders of a majority in aggregate principal amount of the Outstanding Senior Notes of a Series may waive, on behalf of the Holders of all such Senior Notes of that Series, any past default of that series with respect to the Senior Notes of that Series and its consequences, except a default in the payment of the principal of (or premium, if any, on) or interest, if any, on any such Senior Note of that Series or a default in respect of a covenant or provision of the Senior Indenture that cannot be modified or amended without the consent of the Holders of each such Senior Note of that Series affected thereby. See "– Waivers" below.

Northern Rock has also covenanted that if (i) there is a failure to pay, or to duly provide for the payment of, any interest for a period of 30 days upon any Senior Note of a Series when such interest becomes due and payable or (ii) there is a failure to pay, or to duly provide for the payment of, the principal of (or premium, if any, on) any Senior Note of a Series at its Maturity, Northern Rock will, upon demand of the Senior Trustee for the Senior Notes of such Series, pay to it, for the benefit of the Holders of such Senior Notes, the whole amount then due and payable on such Senior Notes for principal (and premium, if any) and interest, if any, with interest upon the overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installments of interest at a rate per annum equal to the rate borne by such Senior Notes (or, in the case of Discount Notes, the Notes' Yield to Maturity); and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Senior Trustee, its agents and counsel.

If Northern Rock fails to pay such amounts forthwith upon such demand, the Senior Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, and may prosecute such proceedings to judgment or final decree, and may enforce the same against Northern Rock or any other obligor upon the Senior Notes and collect

the moneys adjudged or decreed to be payable in the manner provided by law out of the property of Northern Rock, or any other obligor upon the Senior Notes, wherever situated.

Holders of Senior Notes of any Series may not enforce the Senior Indenture or Senior Notes, except as described in the preceding paragraphs; provided that each Holder of Senior Notes will have the right to institute suit for the enforcement of payment of the principal of (and premium, if any, on) and interest, if any, on such Senior Notes on the respective Stated Maturities thereof. The Senior Trustee may require indemnity satisfactory to it before it enforces the Senior Indenture or Senior Note. Subject to certain limitations, Holders of a majority in aggregate principal amount of the Outstanding Senior Notes of any Series may direct the Senior Trustee in its exercise of any trust or power. Northern Rock will furnish the Senior Trustee with an annual certificate of certain of its officers certifying, to the best of their knowledge, whether Northern Rock, is, or has been, in default and specifying the nature and status of any such default. The Senior Trustee may withhold from Holders of Senior Notes of any Series notice of any continuing default (except a default in payment) if it determines in good faith that the withholding of such notice is in the interest of such Holders.

Events of Default – Subordinated Notes

Events of Default relating to Dated Subordinated Notes

The following shall constitute "**Events of Default**" with respect to the Dated Subordinated Notes:

(i) a failure to pay, or to duly provide for the payment of, any principal for a period of seven days or more (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) of any Dated Subordinated Note of the Series of Dated Subordinated Notes of which such Dated Subordinated Note is a part when due (whether at maturity, upon redemption or otherwise);

(ii) a failure to pay, or to duly provide for the payment of, any interest for a period of 14 days or more, in respect of any Dated Subordinated Note of the Series of Dated Subordinated Notes of which such Dated Subordinated Note is a part when due; or

(iii) commencement of the winding-up of Northern Rock (other than a winding-up which has been approved in writing by the Holders of not less than a majority in aggregate principal amount of the Dated Subordinated Notes).

In case an Event of Default with respect to the Dated Subordinated Notes shall have occurred and be continuing, the Subordinated Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Dated Subordinated Notes may declare the principal of all such Outstanding Dated Subordinated Notes (including premium, if any, on), or (in the case of Discount Notes) such lesser amount as may be provided for with respect to such Notes, all the Dated Subordinated Notes of that Series to be due and payable immediately, by a notice in writing to Northern Rock (and to the Subordinated Trustee if given by Holders), and upon any such declaration of acceleration such principal or such lesser amount, as the case may be, including premium, if any, thereon together with any accrued interest, and all other amounts owing thereunder, shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which have been expressly waived by Northern Rock. If the Dated Subordinated Notes become immediately due and repayable, a majority of the Holders of the Outstanding Dated Subordinated Notes may institute proceedings, but may take no other action in respect of such default, for the winding-up of Northern Rock and to prove a claim in such winding up to enforce the obligations of Northern Rock in respect of the Dated Subordinated Notes; provided that no payment of interest, repayment of principal or other claim in respect to the Dated Subordinated Notes may be made otherwise than during or after a winding-up or dissolution of Northern Rock, except with prior written consent of the FSA. For the purposes of the foregoing, a payment shall be deemed to be due even if Northern Rock is not solvent.

Events of Default relating to Perpetual Subordinated Notes

In the case of Perpetual Subordinated Notes, if Northern Rock shall fail to pay or duly provide for the payment of principal or interest for a period of 14 days or more (including premium, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) of any Perpetual Subordinated Note when due, the majority of Holders of the Outstanding

Perpetual Subordinated Notes may institute proceedings, but may take no other action in respect of such default, for the winding up of Northern Rock and to prove a claim in such winding up to enforce the obligations of Northern Rock in respect of the Perpetual Subordinated Notes. For the avoidance of doubt, no payment shall be deemed due if Northern Rock does not make or has not made such payment because of its insolvency or because such payment will cause it to become insolvent and no payment of interest shall be due if Northern Rock has exercised its right to defer such payment (as set out in the Subordinated Indenture and described herein under "*Status and Subordination of Subordinated Notes*").

Events of Default relating to Subordinated Notes-General

No Holder of Outstanding Subordinated Notes shall be entitled to institute proceedings for the winding-up of Northern Rock, or to prove a claim in any winding-up of Northern Rock, unless a majority of the Holders of Outstanding Subordinated Notes have determined to so proceed, in which event any such Holder of Outstanding Subordinated Notes may, at its own expense and in its own name, institute proceedings for the winding-up of Northern Rock and/or prove a claim in any winding up of Northern Rock in respect of its Outstanding Subordinated Notes.

Judgments

Under current New York law, a state court in the State of New York rendering a judgment in respect of a Note denominated in other than US dollars would be required to render such judgment in the Specified Currency, and such judgment would be converted into US dollars at the Market Exchange Rate prevailing on the date of entry of such judgment. Accordingly, the Holder of such Note denominated in other than US dollars would be subject to exchange rate fluctuations between the date of entry of a judgment in a currency other than US dollars and the time the amount of such judgment is paid to such Holder in US dollars and converted by such Holder into the Specified Currency. It is not certain, however, whether a non-New York state court would follow the same rules and procedures with respect to conversions of judgments in currency other than US dollars.

Northern Rock will indemnify the Trustee and the Holder of any Note against any loss incurred by such Holder and/or the Trustee as a result of any judgment or order being given or made for any amount due under such Note and such judgment or order requiring payment in a currency (the "**Judgment Currency**") other than the Specified Currency, and as a result of any variation between (i) the rate of exchange at which the Specified Currency amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which the Holder of such Note, on the date of payment of such judgment or order, is able to purchase the Specified Currency with the amount of the Judgment Currency actually received by such Holder, as the case may be.

Consolidation, Merger and Sale or Lease of Assets

So long as any Note of a Series remains outstanding, Northern Rock will not consolidate or amalgamate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless (i) the corporation formed by such consolidation or amalgamation or into which Northern Rock is merged or the Person which acquired by conveyance or transfer, or which leases, the properties and assets of Northern Rock substantially as an entirety shall be a corporation or other Person organized and validly existing under the laws of the United Kingdom which shall expressly assume, by an amendment to the applicable Indenture that is executed and delivered to the applicable Trustee and is in form reasonably satisfactory to the applicable Trustee, the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on all of the Notes of such a Series and the performance of every covenant of the applicable Indenture (other than a covenant included in the applicable Indenture solely for the benefit of Notes other than such Notes) and of such Notes to be performed, and such assumption shall provide that such corporation or Person shall pay to the Holder of any such Notes such additional amounts as may be necessary in order that every net payment of the principal of (and premium, if any, on) and interest, if any, on such Notes will not be less than the amounts provided for in such Notes to be then due and payable and such obligations shall extend to any deduction or withholding for or on account of any present or future tax, assessment or governmental charge imposed upon such payment (it being understood that, except as aforesaid, no such corporation or Person shall be obligated to make any indemnification or payment in respect of any tax consequences to any Holder as a result of such assumption of rights and obligations if such corporation or Person would not be

obligated to pay an additional amount pursuant to the applicable Indenture if such corporation or Person were Northern Rock); (ii) immediately after giving effect to such transaction, no Event of Default with respect to Senior Notes of such a Series or with respect to Subordinated Notes of such a Series, as the case may be, and no event which, after notice or lapse of time, or both, would become an Event of Default with respect to such Notes, shall have occurred and be continuing; and (iii) Northern Rock has delivered to the applicable Trustee a certificate signed by two duly authorized officers and an Opinion of Counsel each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and such amendment to the applicable Indenture evidencing the assumption by such corporation or Person comply with the applicable Indenture and that all conditions precedent provided for in the applicable Indenture relating to such transaction have been complied with.

Upon any such consolidation, amalgamation or merger, or any such conveyance, transfer or lease, the successor corporation or Person will succeed to, and be substituted for, and may exercise every right and power of Northern Rock, under the applicable Indenture with the same effect as if such successor corporation or Person has been named as the issuer thereunder, and thereafter, except in the case of a lease, the predecessor corporation shall be relieved of all obligations and covenants under the applicable Indenture and such Notes.

Satisfaction and Discharge

Except as may otherwise be set forth in the Final Terms or Pricing Supplement, as the case may be, relating to the Notes of a Series, the Indentures provide that Northern Rock will be discharged from its obligations under the Notes of a Series (with certain exceptions) at any time prior to the Stated Maturity, if any, or redemption of such Notes when (i) Northern Rock has irrevocably deposited or caused to be deposited with or to the order of the applicable Trustee, in trust, (a) sufficient funds in the currency, currencies, currency unit or units in which such Notes are payable (without consideration of any reinvestment thereof) to pay the principal of (and premium, if any, on) and interest and Arrears of Interest, if any, on such Notes to the Stated Maturity, if any (or Redemption Date), or (b) such amount of US Government Obligations (as defined below) as will, together with the predetermined and certain income to accrue thereon (without consideration of any reinvestment thereof), be sufficient to pay when due the principal of (and premium, if any, on) and interest, if any, to the Stated Maturity, if any (or Redemption Date) on such Notes, or, (c) such amount equal to the amount referred to in clause (a) or (b) in any combination of currency or currency unit of US Government Obligations; (ii) Northern Rock has paid all other sums payable with respect to such Notes; (iii) Northern Rock has delivered to the applicable Trustee an Opinion of Counsel to the effect that (a) Northern Rock has received from, or there has been published by, the US Internal Revenue Service a ruling, or (b) since the date of the applicable Indenture there has been a change in applicable United States federal income tax law, in either case to the effect that, and based upon which such Opinion of Counsel shall confirm that, the Holders of such Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same time as would have been the case if such discharge had not occurred; and (iv) certain other conditions are met. Upon such discharge, the Holders of the Notes of such a Series shall no longer be entitled to the benefits of the terms and conditions of the applicable Indenture and Notes, except for certain provisions including registration of transfer and exchange of such Notes and replacement of mutilated, destroyed, lost or stolen Notes of such a Series, and shall look for payment only to such deposited funds or obligations. In addition, under the requirements of the FSA at the date of this Offering Circular, any such discharge with respect to the Subordinated Notes of any Series would require the consent of the FSA.

"**US Government Obligations**" means non-callable (i) direct obligations (or certificates representing an ownership interest in such obligations) of the United States for which its full faith and credit are pledged or (ii) obligations of a Person controlled or supervised by, and acting as an agency or instrumentality of, the United States, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States.

Supplemental Indentures

The Indentures contain provisions permitting Northern Rock and the applicable Trustee (i) without the consent of the Holders of any Notes (including the Notes of such a Series) issued under the applicable Indenture, to execute supplemental indentures for certain enumerated purposes, such as to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any holder of such Notes, and (ii) with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each Series of Notes issued under the applicable Indenture (including the Notes of any such Series) and affected thereby, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of holders of any such Note under the applicable Indenture; provided, that no such supplemental indenture may, without the consent of the Holder of each such Outstanding Note (including such Notes) affected thereby (a) change the Stated Maturity, if any, of the principal of or interest on any such Note, or change the terms of any Perpetual Subordinated Note to include a Stated Maturity of the principal amount of any such Note, or reduce the principal amount of any such Note or the rate of interest thereon, if any, or any premium or principal payable upon redemption thereof, or change any obligation of Northern Rock to pay additional amounts thereon, or change any Place of Payment where, or change the currency in which, any such Note or the interest, if any, thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity, if any, thereof or the date any such payment is otherwise due and payable (or, in the case of redemption, on or after the redemption date); or (b) reduce the percentage in aggregate principal amount of such Outstanding Notes of any particular Series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the applicable Indenture or certain defaults thereunder and their consequences) provided for in the applicable Indenture; or (c) change any obligation of Northern Rock to maintain an office or agency in the places and for the purposes specified in the applicable Indenture; or (d) modify certain of the provisions of the applicable Indenture pertaining to the waiver by Holders of such Notes of past defaults, supplemental indentures with the consent of Holders of such Notes and the waiver by Holders of such Notes of certain covenants, except to increase any specified percentage in aggregate principal amount required for any actions by Holders of Notes or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each such Note affected thereby; or (e) in the case of the Subordinated Notes, change in any manner adverse to the interests of the Holders of such Outstanding Subordinated Notes the subordination provisions of such Subordinated Notes. The provisions of the Subordinated Indenture relating to maturity, redemption, repayment, events of default and subordination of the Subordinated Notes shall not be capable of modification by any Supplemental Indenture other than with the prior written consent of the FSA or for the purpose of correcting a manifest error.

Notes authenticated and delivered after the execution of any amendment to the Indentures or Notes may bear notation as to any matter provided by such amendment.

New Notes, so modified to conform, in the opinion of Northern Rock, to any modification contained in any such amendment may be prepared by Northern Rock, authenticated and delivered in exchange for the Notes then outstanding.

Waivers

The Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each Series of Notes issued under the applicable Indenture and affected thereby, may on behalf of the Holders of all such Notes waive compliance by Northern Rock with certain restrictive provisions of the applicable Indenture as pertain to the corporate existence of Northern Rock, the maintenance of certain agencies by Northern Rock or, solely with respect to Senior Notes, as pertain to the negative pledge covenant as described under "Negative Pledge" above.

The Holders of a majority in aggregate principal amount of the Outstanding Notes of a Series issued under the applicable Indenture may waive on behalf of the Holders of all such Notes of such Series, any past default and its consequences under the applicable Indenture, except a default in the payment of the principal of (or premium, if any, on) or interest, if any, on any such Note of that Series or a default in respect of a covenant or a provision which under the applicable Indenture

cannot be modified or amended without the consent of the Holder of each Outstanding Note of such a Series.

Notices

Notices to Holders of Notes in registered form will be given by mail to the addresses of such Holders as they appear in the Note Register. For so long as the Notes are listed on the Euro MTF and the rules of the Luxembourg Stock Exchange so require, notices shall also be published in a leading newspaper of general circulation in Luxembourg (which is expected to be *d'Wort*); *provided that* for so long as the Notes are held in registered global form and if the rules of the Luxembourg Stock Exchange would so permit, notifications may be made either through DTC, Euroclear and Clearstream, Luxembourg or by mail to the address of such Holders as they appear in the Note Register with a copy of the Luxembourg Stock Exchange in place of publication in a newspaper as described above.

Title

Northern Rock, the Trustees and any agent of Northern Rock or the Trustees may treat the registered owner of any Note in registered form as the absolute owner thereof (whether or not such security shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

Governing Law

The Senior Indenture and the Senior Notes will be governed by and construed in accordance with the laws of the State of New York.

The Subordinated Indenture and the Subordinated Notes will be governed by and construed in accordance with the laws of the State of New York, except that the subordination provisions of the Subordinated Indenture and Subordinated Notes will be governed by and construed in accordance with the laws of England and Wales.

Consent to Service

Northern Rock has designated and appointed CT Corporation System at 111 Eighth Avenue, in the Borough of Manhattan, New York City, New York, 10011 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the applicable Notes or Indenture which may be instituted in any State or Federal court located in the Borough of Manhattan, City of New York, State of New York, and has submitted (for the purposes or any such suit or proceeding) to the jurisdiction of any such court in which any such suit or proceeding is so instituted. Northern Rock has agreed, to the fullest extent that it lawfully may do so, that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon it and may be enforced in the courts of England and Wales (or any other courts to the jurisdiction of which it is subject).

Notwithstanding the foregoing, any actions arising out of or relating to the applicable Notes or Indenture may be instituted by Northern Rock, the Trustees or the Holder of any Note in any competent court in England and Wales or such other competent jurisdiction, as the case may be.

Concerning the Senior Trustee

The Senior Indenture provides that, except during the continuance of an Event of Default, the Senior Trustee will have no obligations other than the performance of such duties as are specifically set forth in such Senior Indenture. If an Event of Default has occurred and is continuing, the Senior Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Senior Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Concerning the Subordinated Trustee

The Subordinated Indenture provides that, except during the continuance of an Event of Default, the Subordinated Trustee will have no obligations other than the performance of such duties as are specifically set forth in such Subordinated Indenture. If an Event of Default has occurred and is

continuing, the Subordinated Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Subordinated Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Book-Entry System

DTC will act as securities depositary for the Global Notes representing Senior Notes and for Global Receipts representing Subordinated Notes. Unless otherwise specified, the Global Notes representing Senior Notes and the Global Receipts representing Subordinated Notes will be issued as fully-registered securities registered in the name of Cede (DTC's partnership nominee).

Northern Rock understands that DTC is a limited-purpose trust company organized under the laws of the State of New York, a "Banking Organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("**Participants**") deposit with DTC. DTC also facilitates the clearance and settlement among Participants of transactions in such securities through electronic book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("**Direct Participants**") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("**Indirect Participants**"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

Purchases of Global Notes or Global Receipts under DTC's system must be made by or through Direct Participants, which will receive a credit for the Global Notes or Global Receipts on DTC's records. The ownership interest of each actual purchaser of each Global Note or Global Receipt is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes or Global Receipts are to be accomplished by entries made on the books of Participants acting on behalf of the beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Global Notes or Global Receipts, except in the event that use of the book-entry system for one or more Global Notes or Global Receipts is discontinued.

To facilitate subsequent transfers, all Global Notes and Global Receipts deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede. The deposit of Global Notes and Global Receipts with DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes or Global Receipts; DTC's records reflect only the identity of the Direct Participants to whose accounts such Global Notes or Global Receipts are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede. If less than all of the Notes and Global Receipts within a Series are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede will consent or vote with respect to Notes. Under its usual procedures, DTC will mail an "Omnibus Proxy" to Northern Rock as soon as possible after the record date. The Omnibus Proxy assigns Cede's consenting or voting rights to those Direct Participants to whose

accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the Global Notes and Global Receipts will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as in the case of securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, or Northern Rock, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Northern Rock, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of Direct and Indirect Participants.

A beneficial owner shall give notice to elect to have its Global Notes or Global Receipts purchased or tendered, through its Participant, to the applicable Trustee for a Series of Notes, and shall effect delivery of such Global Notes or Global Receipts by causing the Direct Participant to transfer the Participant's interest in the Global Notes or Global Receipts, on DTC's records, to such Trustee. The requirement for physical delivery of Global Notes or Global Receipts in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the Global Notes or Global Receipts are transferred by a Direct Participant on DTC's records.

DTC may discontinue providing its services as securities depositary with respect to the Global Notes and Global Receipts at any time by giving reasonable notice to Northern Rock and the Dealers. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes will be printed and delivered in exchange for the Global Notes and Global Receipts.

Northern Rock may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, registered or book entry Certificated Notes will be printed and delivered in exchange for the Global Notes and Global Receipts represented by the Global Securities held by DTC.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Northern Rock believes to be reliable, but Northern Rock takes no responsibility for the accuracy thereof.

None of Northern Rock, any Trustee, any Paying Agent, any registrar for the Notes or any Dealer will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or Global Receipt or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DTC

DTC has advised us as follows:

- DTC is:
  - a limited-purpose trust company organized under the laws of the State of New York, which is a wholly-owned subsidiary of Depository Trust and Clearing Company, owned in turn by the principal users of DTC, consisting primarily of banks, broker-dealers and other financial institutions, including the initial purchasers of the notes,
  - a member of the Federal Reserve System,
  - a "clearing corporation" within the meaning of the Uniform Commercial Code, and
  - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.
  - DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, including transfers and pledges, in deposited securities between its participants through electronic book-entry changes to the accounts of its participants. This eliminates the need for physical movement of certificates.

- Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.
- Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.
- The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg

Clearstream, Luxembourg has advised us as follows:

- Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (*Commission de Surveillance du Secteur Financier*). Clearstream, Luxembourg is owned by Deutsche Borse AG. The shareholders of Deutsche Borse AG are banks, securities dealers and financial institutions.
- Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its customers. This eliminates the need for physical movement of certificates.
- Clearstream, Luxembourg provides other services to its participants, including safekeeping, administration, clearance and settlement of internationally traded securities, lending and borrowing of securities and collateral management. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.
- Clearstream, Luxembourg's customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its US customers are limited to securities brokers and dealers and banks.
- Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.
- Clearstream, Luxembourg is an indirect participant in DTC.
- Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.
- Distributions with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Euroclear

Euroclear has advised us as follows:

- Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (*Commission Bancaire et Financiere*) and the National Bank of Belgium (*Banque Nationale de Belgique*). The Euroclear system is owned by Euroclear Clearance System Public Limited Company (ECS plc) and operated through a license agreement by Euroclear.
- Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law. These terms and conditions and operating procedures govern transfer of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipt of payments with respect to securities in Euroclear. Euroclear acts under these terms and conditions and operating procedures only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear accounts.
- Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates.

- Euroclear provides other services to its customers, including credit custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several other countries.
- Euroclear customers include banks, central banks, securities brokers and dealers, trust companies and clearing corporations and may include certain other professional financial intermediaries.
- Euroclear is an indirect participant in DTC.
- Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
- All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

FORM OF SENIOR NOTE FINAL TERMS

Final Terms dated
(To Offering Circular dated July 18, 2006)

NORTHERN ROCK PLC
Senior Medium-Term Notes Due

[*If this Note is a Fixed Rate Note, the following is deemed inserted:*]

Principal Amount:	Interest Rate: _____%
Dealer's Discount or Commission:	Original Issue Date:
Net Proceeds to Issuer:	Stated Maturity Date:

Interest commencement date:

Interest Payment Dates:

Redemption:

☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage: _____%

Annual Redemption Percentage Reduction _____% until Redemption Percentage is 100% of the principal amount.

Optional Repayment:

☐ The Notes cannot be repaid prior to their Stated Maturity.

☐ The Notes can be repaid prior to their Stated Maturity at the option of the Holders of the Notes.

Optional Repayment Dates:

Repayment Price: _____%.

Currency:

Specified Currency:_________(If other than Dollars, see attached)

Minimum Denominations:______ (Applicable only if Specified Currency is other than Dollars)

Currency Determination Agent:

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Merrill Lynch, Pierce, Fenner & Smith Incorporated ☐ Lehman Brothers Inc.

☐ Citigroup Global Markets Inc. ☐ Morgan Stanley & Co. Incorporated

☐ Other ________

Dealer acting in the capacity as indicated below:

- ☐ Agent
- ☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ___% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering prices of ___% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Registered Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the Euro MTF (a market regulated by Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:________________________________

Duly authorized]

[If this Note is a Floating Rate Note, the following is deemed inserted:]

Principal Amount:

Dealer's Discount or Commission:

Net Proceeds to Issuer:

Initial Interest Rate:

Original Issue Date:

Stated Maturity Date:

Calculation Agent:

Currency Determination Agent:

Interest Calculation:

☐ Regular Floating Rate Note

☐ Inverse Floating Rate Note
  Fixed Interest Rate: ____%

☐ Other Floating Rate Note (see attached)

☐ Floating Rate/Fixed Rate Note
  Fixed Rate Commencement Date:
  Fixed Interest Rate: ____%

Interest Rate Basis or Bases:

☐ CD Rate

☐ Commercial Paper Rate

☐ EURIBOR

☐ LIBOR

☐ Treasury Rate

☐ CMT Rate

☐ Eleventh District Cost of Funds Rate

☐ Federal Fund Rate

☐ Prime Rate

☐ Other (see attached)

If CMT Rate:

Designated CMT Maturity Index:

Designated CMT Telerate Page:

If Telerate Page 7052:

☐ Weekly average

☐ Monthly average

If EURIBOR:

Designated EURIBOR Page:

☐ EURIBOR Reuters Page:

☐ EURIBOR Telerate Page:

If LIBOR:

Designated LIBOR Page:

☐ LIBOR Reuters Page:

☐ LIBOR Telerate Page:

Designated LIBOR Currency:

Initial Interest Reset Date:

Interest Reset Dates:

Interest Payment Dates:

Index Maturity:

Spread (+/–):

Spread Multiplier:

Maximum Interest Rate: ____%

Minimum Interest Rate: ____%

Interest Reset Period:

☐ Daily

☐ Weekly

☐ Monthly

☐ Quarterly

☐ Semi-Annually resetting in the following months:

☐ Annually resetting in the following month:

Day Count Convention:

☐ Actual/360 for the period from to

☐ Actual/Actual for the period from to

☐ 30/360 for the period from to

Redemption:

☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage: ____%

Annual Redemption Percentage Reduction: ____% until Redemption Percentage is 100% of the principal amount.

Repayment:

☐ The Notes cannot be repaid prior to their Stated Maturity.

☐ The Notes can be repaid prior to their Stated Maturity at the option of the Holders of the Notes.

Optional Repayment Date(s):

Repayment Price: ____%

Currency:

Specified Currency: _________ (If other than Dollars, see attached)

Minimum Denominations: _______ (Applicable only if Specified Currency is other than Dollars)

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated ☐ Lehman Brothers Inc.

☐ Citigroup Global Markets Inc. ☐ Morgan Stanley & Co. Incorporated

☐ Other _______________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the Euro MTF (a market regulated by the Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:______________________________

Duly authorized]

FORM OF DATED SUBORDINATED NOTE FINAL TERMS

Final Terms dated
(To Offering Circular dated July 18, 2006)

NORTHERN ROCK PLC

Dated Subordinated Medium-Term Notes Due

[If this Note is a Fixed Rate Note, the following is deemed inserted:]

Principal Amount:	Interest Rate: ____%
Dealer's Discount or Commission:	Original Issue Date:
Net Proceeds to Issuer:	Stated Maturity Date:

Interest commencement date:

Interest Payment Dates:

Redemption:

☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage: _____%

Annual Redemption Percentage Reduction ____% until Redemption Percentage is 100% of the principal amount.

Optional Repayment:

☐ The Notes cannot be repaid prior to their Stated Maturity.

Currency:

Specified Currency:_________(If other than Dollars, see attached)

Minimum Denominations:______ (Applicable only if Specified Currency is other than Dollars)

Currency Determination Agent:

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated ☐ Lehman Brothers Inc.

☐ Citigroup Global Markets Inc. ☐ Morgan Stanley & Co. Incorporated

☐ Other ________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Note information:

CUSIP number:

ISIN number:

Common Code number:

Registered Owner:

Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the Euro MTF (a market regulated by the Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:________________________________

Duly authorized]

[If this Note is a Floating Rate Note, the following is deemed inserted:]

Principal Amount:

Dealer's Discount or Commission:

Net Proceeds to Issuer:

Initial Interest Rate:

Original Issue Date:

Stated Maturity Date:

Calculation Agent:

Currency Determination Agent:

Interest Calculation:

☐ Regular Floating Rate Note

☐ Inverse Floating Rate Note
Fixed Interest Rate: ____%

☐ Other Floating Rate Note (see attached)

☐ Floating Rate/Fixed Rate Note
Fixed Rate Commencement Date:
Fixed Interest Rate: ____%

Interest Rate Basis or Bases:

☐ CD Rate

☐ Commercial Paper Rate

☐ EURIBOR

☐ LIBOR

☐ Treasury Rate

☐ CMT Rate

☐ Eleventh District Cost of Funds Rate

☐ Federal Funds Rate

☐ Prime Rate

☐ Other (see attached)

If CMT Rate:

Designated CMT Maturity Index:

Designated CMT Telerate Page:

If Telerate Page 7052:

☐ Weekly average

☐ Monthly average

If EURIBOR:

Designated EURIBOR Page:

☐ EURIBOR Reuters Page:

☐ EURIBOR Telerate Page:

If LIBOR:

Designated LIBOR Page:

☐ LIBOR Reuters Page:

☐ LIBOR Telerate Page:

Designated LIBOR Currency:

Initial Interest Reset Date:

Interest Reset Dates:

Interest Payment Dates:

Index Maturity:

Spread (+/-):

Spread Multiplier:

Maximum Interest Rate ____%

Minimum Interest Rate ____%

Interest Reset Period:

☐ Daily

☐ Weekly

☐ Monthly

☐ Quarterly

☐ Semi-Annually resetting in the following months:

☐ Annually resetting in the following month:

Day Count Convention:

☐ Actual/360 for the period from to

☐ Actual/Actual for the period from to

☐ 30/360 for the period from to

Redemption:

☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage ___%

Annual Redemption Percentage Reduction: ___% until Redemption Percentage is 100% of the principal amount:

Repayment:

☐ The Notes cannot be repaid prior to their Stated Maturity.

Currency:

Specified Currency: __________ (If other than Dollars, see attached).

Minimum Denominations: _____ (Applicable only if Specified Currency is other than Dollars)

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated

☐ Lehman Brothers Inc.

☐ Citigroup Global Markets Inc.

☐ Morgan Stanley & Co. Incorporated

☐ Other _________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Note information:

CUSIP number:

ISIN number:

Common Code number:

Registered Owner:

Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the Euro MTF (a market regulated by the Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the Luxembourg Stock Exchange, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:________________________________

Duly authorized]

FORM OF PERPETUAL SUBORDINATED NOTE FINAL TERMS

Final Terms dated
(To Offering Circular dated July 18, 2006)

NORTHERN ROCK PLC
Perpetual Subordinated Medium-Term Notes Due

[If this Note is a Fixed Rate Note, the following is deemed inserted:]

Principal Amount:	Interest Rate: ____%
Dealer's Discount or Commission:	Original Issue Date:
Net Proceeds to Issuer:	

Interest commencement date:

Interest Payment Dates:

Redemption:

☐ The Notes cannot be redeemed prior to Maturity, if any (other than for tax reasons).

☐ The Notes may be redeemed prior to Maturity, if any.

Initial Redemption Date:

Initial Redemption Percentage: ____%

Annual Redemption Percentage Reduction ____% until Redemption Percentage is 100% of the principal amount.

Optional Repayment:

☐ The Notes cannot be repaid prior to Maturity, if any.

Currency:

Specified Currency: __________ (If other than Dollars, see attached)

Minimum Denominations: _____ (Applicable only if Specified Currency is other than Dollars)

Currency Determination Agent:

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated ☐ Lehman Brothers Inc.

☐ Citigroup Global Markets Inc. ☐ Morgan Stanley & Co. Incorporated

☐ Other ________

Dealer acting in the capacity as indicated below:

- ☐ Agent
- ☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the Euro MTF (a market regulated by the Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:______________________________

Duly authorized]

[If this Note is a Floating Rate Note, the following is deemed inserted:]

Principal Amount:

Dealer's Discount or Commission:

Net Proceeds to Issuer:

Initial Interest Rate:

Original Issue Date:

Calculation Agent:

Currency Determination Agent:

Interest Calculation:

☐ Regular Floating Rate Note

☐ Inverse Floating Rate Note
  Fixed Interest Rate: ____%

☐ Other Floating Rate Note (see attached)

☐ Floating Rate/Fixed Rate Note
  Fixed Rate Commencement Date:
  Fixed Interest Rate: ____%

Interest Rate Basis or Bases:

☐ CD Rate

☐ Commercial Paper Rate

☐ EURIBOR

☐ LIBOR

☐ Treasury Rate

☐ CMT Rate

☐ Eleventh District Cost of Funds Rate

☐ Federal Funds Rate

☐ Prime Rate

☐ Other (see attached)

If CMT Rate:

  Designated CMT Maturity Index:

  Designated CMT Telerate Page:

    If Telerate Page 7052:

    ☐ Weekly average

    ☐ Monthly average

If EURIBOR:

  Designated EURIBOR Page:

  ☐ EURIBOR Reuters Page:

  ☐ EURIBOR Telerate Page:

If LIBOR:

  Designated LIBOR Page:

  ☐ LIBOR Reuters Page:

  ☐ LIBOR Telerate Page:

  Designated LIBOR Currency:

Initial Interest Reset Date:

Interest Reset Dates:

Interest Payment Dates:

Index Maturity:

Spread (+/-):

Spread Multiplier:

Maximum Interest Rate: ____%

Minimum Interest Rate: ____%

Interest Reset Period:

☐ Daily

☐ Weekly

☐ Monthly

☐ Quarterly

☐ Semi-Annually resetting in the following months:

☐ Annually resetting in the following month:

Day Count Convention:

☐ Actual/360 for the period from to

☐ Actual/Actual for the period from to

☐ 30/360 for the period from to

Redemption:

☐ The Notes cannot be redeemed prior to Maturity, if any (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage: ____%

Annual Redemption Percentage Reduction ____% until Redemption Percentage is 100% of the principal amount.

Repayment:

☐ The Notes cannot be repaid prior to Maturity, if any.

Currency:

Specified Currency: ____________________ (If other than Dollars, see attached)

Minimum Denominations: _________________ (Applicable only if Specified Currency is other than Dollars)

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated ☐ Lehman Brothers Inc.

☐ Citigroup Global Markets Inc. ☐ Morgan Stanley & Co. Incorporated

☐ Other _________________________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the Euro MTF (a market regulated by the Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the Euro MTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$20,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:________________________________

Duly authorized]

Circular 230 Legend

The following discussion of United States federal income tax matters and any other discussions of United States federal income tax matters contained elsewhere in this Offering Circular or the applicable Final Terms or Pricing Supplement, as the case may be, (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and they cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written in connection with the promotion or marketing of the Notes pursuant to the Program by Northern Rock and the Dealers. Each person considering an investment in the Notes pursuant to the Program should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described in this Offering Circular or the applicable Final Terms or Pricing Supplement, as the case may be, and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between Northern Rock, the Dealers or their representatives and each prospective investor regarding the transactions contemplated herein.

Certain United States Federal Income Tax Considerations

The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the US Internal Revenue Code of 1986, as amended (the "**Code**"), regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account, persons liable for alternative minimum tax, regulated investment companies, dealers in securities or currencies, traders in securities that elect to use a mark to market method of accounting, partnerships or other pass-through entities for United States federal income tax purposes, persons holding Notes as part of a hedging, integrated, conversion or constructive sale transaction, or as a position in a "straddle" for tax purposes, or United States persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Any special United States federal income tax considerations relevant to a particular issue of the Notes, such as Indexed Notes and Amortizing Notes, will be provided in the applicable Final Terms or Pricing Supplement, as the case may be. If a partnership holds our Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Notes, you should consult your tax advisors.

This summary deals only with the United States federal income tax consequences of the purchase, ownership, and disposition of Senior Notes and Dated Subordinated Notes, in each case, which mature 30 years or less after their issue date. The United States federal income tax consequences of the purchase, ownership, and disposition of Perpetual Subordinated Notes will be discussed in the applicable Final Terms or Pricing Supplement, as the case may be.

Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term "**US Holder**" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust

(A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable US Treasury regulations to be treated as a United States person, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. The term "non-US Holder" means a beneficial owner of a Note (other than a partnership) that is not a US Holder.

US Holders

Payments of Interest. Except as set forth below, payments of interest on a Note generally will be taxable to a US Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the US Holder's regular method of tax accounting). Interest income and original issue discount (as defined below) on a Note generally will constitute foreign source income and generally will be considered "passive income" or "financial services income" if paid in taxable years beginning before January 1, 2007, and "passive income" or "general income" in taxable years beginning after December 31, 2006, for purposes of computing the foreign tax credit. A US Holder will generally be denied a foreign tax credit for foreign taxes imposed with respect to the Notes where the holder does not meet a minimum holding period requirement during which they are not protected from risk of loss. The rules governing the foreign tax credit are complex. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Original Issue Discount. The following summary is a general discussion of the United States federal income tax consequences to US Holders of the purchase, ownership and disposition of Notes issued with original issue discount for United States federal income tax purposes (**"Original Issue Discount Notes"**). The following summary is based upon final Treasury regulations (the **"OID Regulations"**) under the original issue discount provisions of the Code.

For United States federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Note over its issue price, if such excess equals or exceeds a *de minimis* amount (generally $\frac{1}{4}$ of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of a Note providing for the payment of any amount other than qualified stated interest (as defined below) prior to maturity, multiplied by the weighted average maturity of such Note). The issue price of each Note in an issue of Notes equals the first price at which a substantial amount of such Notes has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, dealers, or wholesalers). The stated redemption price at maturity of a Note is the sum of all payments provided by the Note other than "qualified stated interest" payments. The term **"qualified stated interest"** generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, is payable over the entire term of the Note, and is payable at a single fixed rate or, subject to certain conditions, based on one or more indicies. In addition, under the OID Regulations, if a Note bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Note (*e.g.*, Notes with teaser rates or interest holidays), and if the greater of either the resulting foregone interest on such Note or any "true" discount on such Note (*i.e.*, the excess of the Note's stated principal amount over its issue price) equals or exceeds a specified *de minimis* amount, then the stated interest on the Note would be treated as original issue discount rather than qualified stated interest.

In the case of a Note issued with *de minimis* original issue discount, the US Holder generally must include such *de minimis* original issue discount in income as stated principal payments on the Notes are made in proportion to the stated principal amount of the Note. Any amount of *de minimis* original issue discount that has been included in income shall be treated as capital gain upon the sale, exchange, or retirement of the Note. Payments of qualified stated interest on a Note are taxable to a US Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the US Holder's regular method of tax accounting). A US Holder of an Original Issue Discount Note must include original issue discount in income as ordinary interest income for United States federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such US Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the

initial US Holder of an Original Issue Discount Note is the sum of the daily portions of original issue discount with respect to such Original Issue Discount Note for each day during the taxable year (or portion of the taxable year) on which such US Holder held such Original Issue Discount Note. The "daily portion" of original issue discount on any Original Issue Discount Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "**accrual period**" may be of any length and the accrual periods may vary in length over the term of the Original Issue Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Original Issue Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. Original issue discount allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules apply for calculating original issue discount for an initial short accrual period. The "adjusted issue price" of an Original Issue Discount Note at the beginning of any accrual period is the sum of the issue price of the Original Issue Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Original Issue Discount Note that were not qualified stated interest payments. Under these rules, US Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

A US Holder that purchases an Original Issue Discount Note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the Original Issue Discount Note after the purchase date other than payments of qualified stated interest, will be considered to have purchased the Original Issue Discount Note at an "acquisition premium." Under the acquisition premium rules, the amount of original issue discount which such US Holder must include in its gross income with respect to such Original Issue Discount Note for any taxable year (or portion thereof in which the US Holder holds the Original Issue Discount Note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

Under the OID Regulations, Floating Rate Notes ("**Variable Notes**") are subject to special rules whereby a Variable Note will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified *de minimis* amount and (b) it provides for stated interest, paid or compounded at least annually, at current values of (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

A "**qualified floating rate**" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Note is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Note (*e.g.*, two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (*i.e.*, a cap) or a minimum numerical limitation (*i.e.*, a floor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such cap or floor is fixed throughout the term of the Note. An "**objective rate**" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and that is based on

objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). A "**qualified inverse floating rate**" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The OID Regulations also provide that if a Variable Note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Variable Note's issue date is intended to approximate the fixed rate (*e.g.*, the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

If a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations and if the interest on such Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a "true" discount (*i.e.*, at a price below the Note's stated principal amount) in excess of a specified *de minimis* amount. The amount of qualified stated interest and the amount of original issue discount, if any, that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

In general, any other Variable Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the Variable Note. The OID Regulations generally require that such a Variable Note be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Note. In the case of a Variable Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Note provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Note as of the Variable Note's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Note is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

Once the Variable Note is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general original issue discount rules to the "equivalent" fixed rate debt instrument and a US Holder of the Variable Note

will account for such original issue discount and qualified stated interest as if the US Holder held the "equivalent" fixed rate debt instrument. Each accrual period appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Variable Note during the accrual period.

If a Variable Note does not qualify as a "variable rate debt instrument" under the OID Regulations, then the Variable Note would be treated as a contingent payment debt instrument. On June 11, 1996, the Treasury Department issued final regulations (the "**CPDI Regulations**") concerning the proper United States federal income tax treatment of contingent payment debt instruments. In general, the CPDI Regulations would cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument under current United States federal income tax law. Specifically, the CPDI Regulations generally require a US Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a US Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations apply to debt instruments issued on or after August 13, 1996. The proper United States federal income tax treatment of Variable Notes that are treated as contingent payment debt instruments will be more fully described in the applicable Final Terms or Pricing Supplement, as the case may be. Furthermore, any other special United States federal income tax considerations, not otherwise discussed herein, which are applicable to any particular issue of Notes will be discussed in the applicable Final Terms or Pricing Supplement, as the case may be.

Certain of the Notes (i) may be redeemable at the option of Northern Rock prior to their stated maturity (a "**call option**") and/or (ii) may be repayable by Northern Rock at the option of the holder prior to their stated maturity (a "**put option**"). Notes containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Notes.

US Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, *de minimis* original issue discount, market discount, *de minimis* market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions. This election will generally apply only to the debt instrument with respect to which it is made and may be revoked only with the consent of the the Internal Revenue Service ("**IRS**").

Short-Term Notes. Notes that have a fixed maturity of one year or less ("**Short-Term Notes**") will be treated as having been issued with original issue discount. Under the OID Regulations, all payments (including all stated interest) will be included in the stated redemption price at maturity, and thus, US Holders will generally be taxable on the discount in lieu of stated interest. The discount will be equal to the excess of the stated redemption price at maturity over the issue price of a Short-Term Note, unless the US Holder elects to compute this discount using tax basis instead of issue price. In general, an individual or other cash method US Holder is not required to accrue such original issue discount unless the US Holder elects to do so. If such an election is not made, any gain recognized by the US Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the original issue discount accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity. In addition, a US Holder that does not elect to include currently accrued discount in income may be required to defer deductions for a portion of the US Holder's interest expense with respect to any indebtedness incurred or continued to purchase or carry such Notes. US Holders who report income for United States federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding).

Market Discount. If a US Holder purchases a Note, other than an Original Issue Discount Note, for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity) or, in the case of an Original Issue Discount Note, for an amount that is less than its "revised issue price" as of the purchase date, such US Holder will be treated as having purchased such Note at a "market discount," unless such market discount is less than a specified *de minimis* amount.

Under the market discount rules, a US Holder will be required to treat any principal payment (or, in the case of an Original Issue Discount Note, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the US Holder elects to accrue market discount under a constant yield method.

A US Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A US Holder may elect to include market discount in income currently as it accrues (under either a ratable or a constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest income for United States federal income tax purposes. Such an election will apply to all debt instruments acquired by the US Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Premium. If a US Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest, such US Holder will be considered to have purchased the Note with "amortizable bond premium" equal in amount to such excess and will not be required to include any original issue discount in income. In the case of instruments that provide for alternative payment schedules, bond premium is calculated by assuming that (i) the holder will exercise or not exercise options in a manner that maximizes the holder's yield and (ii) the issuer will exercise or not exercise options in a manner that minimizes the holder's yield except with respect to call options for which the issuer is assumed to exercise such call options in a manner that maximizes the holder's yield. A US Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. Bond premium on a Note held by a US Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Note. However, if the Note may be optionally redeemed after the US Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. Any election to amortize bond premium applies to all taxable debt instruments held by the US Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Disposition of a Note. Except as discussed above, upon the sale, exchange or retirement of a Note, a US Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest, which will be taxable as ordinary income) and such US Holder's adjusted tax basis in the Note. A US Holder's adjusted tax basis in a Note generally will equal such US Holder's initial investment in the Note increased by any original issue discount included in income (and accrued market discount, if any, if the US Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Note. Except with respect to Short-Term Notes as described above, with respect to gain or loss attributable to changes in exchange rates as described below or with respect to market discount described above, such gain or loss will be capital gain or

loss, will be US source and will be long-term capital gain or loss if the Note was held for more than one year. Non-corporate taxpayers are subject to reduced maximum rates of taxation on long-term capital gain and are generally subject to tax at ordinary income rates on short-term capital gain. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning these tax law provisions.

Notes Denominated or on which Interest is Payable in a Foreign Currency

As used herein, "**Foreign Currency**" means a currency other than US dollars.

Payments of Interest in a Foreign Currency. Cash Method. A US Holder who uses the cash method of accounting for United States federal income tax purposes and who receives a payment of interest on a Note (other than original issue discount or market discount) will be required to include in income the US dollar value of the Foreign Currency payment (determined at the spot rate on the date such payment is received) regardless of whether the payment is in fact converted to US dollars at that time, and such US dollar value will be the US Holder's tax basis in such Foreign Currency. No exchange gain or loss will be recognized with respect to the receipt of such payment.

Accrual Method. A US Holder who uses the accrual method of accounting for United States federal income tax purposes, or who otherwise is required to accrue interest prior to receipt, will be required to include in income the US dollar value of the amount of interest income (including original issue discount or market discount and reduced by amortizable bond premium to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a Note during an accrual period. The US dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A US Holder may elect, however, to translate such accrued interest income using the rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the spot rate on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a US Holder may translate such interest using the spot rate on the date of receipt. The above election will apply to other debt obligations held by the US Holder and may not be changed without the consent of the IRS. A US Holder should consult a tax advisor before making the above election. A US Holder will recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such income is received. The amount of ordinary income or loss recognized will equal the difference, if any, between the US dollar value of the Foreign Currency payment received (determined on the date such payment is received) in respect of such accrual period and the US dollar value of interest income that has accrued during such accrual period (as determined above).

Purchase, Sale and Retirement of Notes. A US Holder who purchases a Note with previously owned Foreign Currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such US Holder's tax basis in the Foreign Currency and the US dollar fair market value of the Foreign Currency used to purchase the Note, determined on the date of purchase.

For purposes of determining the amount of any gain or loss recognized by a US Holder on the sale, exchange, retirement or other disposition of a Note that is denominated in a Foreign Currency, the amount realized will be based on the US dollar value of the Foreign Currency on the date the payment is received or the Note is disposed of (or deemed disposed of as a result of a material change in the terms of the Note). To the extent the amount realized upon the disposition of a Note represents accrued but unpaid interest, however, such amounts must be taken into account as interest income, with exchange gain or loss computed as described in "– Payments of Interest in a Foreign Currency" above. In the case of a Note that is denominated in Foreign Currency and is traded on an established securities market, a cash basis US Holder (or, upon election, an accrual basis US Holder) will determine the US dollar value of the amount realized by translating the Foreign Currency payment at the spot rate of exchange on the settlement date of the sale. A US Holder's adjusted tax basis in a Note will equal the cost of the Note to such holder, increased by the amounts of any market discount or original issue discount previously included in income by the holder with respect to such Note and reduced by any amortized premium and any payments other than qualified stated interest received by the holder. A US Holder's tax basis in a Note, and the amount of any subsequent adjustments to such holder's tax basis, will be the US dollar value of the Foreign Currency amount

paid for such Note, or of the Foreign Currency amount of the adjustment, determined on the date of such purchase or adjustment.

Gain or loss realized upon the sale, exchange or retirement of a Note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Such gain or loss generally will be US source gain or loss. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the US dollar value of the Foreign Currency principal amount of the Note, generally determined on the date such payment is received or the Note is disposed of, and the US dollar value of the Foreign Currency principal amount of the Note, determined on the date the US Holder acquired the Note. Such Foreign Currency gain or loss will be recognized only to the extent of the total gain or loss realized by the US Holder on the sale, exchange or retirement of the Note.

Original Issue Discount. In the case of an Original Issue Discount Note or Short-Term Note, (i) original issue discount is computed in the Foreign Currency, (ii) accrued original issue discount is translated into US dollars as described in "– Payments of Interest in a Foreign Currency-Accrual Method" above and (iii) the amount of Foreign Currency gain or loss on the accrued original issue discount is determined by comparing the amount of income received attributable to the discount (either upon payment, maturity or an earlier disposition), as translated into US dollars at the rate of exchange on the date of such receipt, with the amount of original issue discount accrued, as translated above. For these purposes, all receipts on a Note will be viewed first, as the receipt of any qualified stated interest payments called for under the terms of the Note; second, as receipts of previously accrued original issue discount (to the extent thereof), with payments considered made for the earliest accrual periods first; and third, as the receipt of principal.

Premium and Market Discount. In the case of a Note with market discount, (i) market discount is computed in the Foreign Currency, (ii) accrued market discount taken into account upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note (other than accrued market discount required to be taken into account currently) is translated into US dollars at the exchange rate on such disposition date (and no part of such accrued market discount is treated as exchange gain or loss) and (iii) accrued market discount currently includible in income by a US Holder for any accrual period is translated into US dollars on the basis of the average exchange rate in effect during such accrual period, and the exchange gain or loss is determined upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note in the manner described in "– Payments of Interest in a Foreign Currency – Accrual Method" above with respect to computation of exchange gain or loss on accrued interest.

With respect to a Note acquired with amortizable bond premium, if an election is made to amortize the premium, such premium is computed in the relevant Foreign Currency and reduces interest income in units of the Foreign Currency. A US Holder should recognize exchange gain or loss equal to the difference between the US dollar value of the bond premium amortized with respect to a period, determined on the date the interest attributable to such period is received, and the US dollar value of the bond premium determined on the date of the acquisition of the Note. A US Holder that does not elect to amortize bond premium will translate the bond premium, computed in the applicable Foreign Currency, into US dollars at the spot rate on the maturity date and such bond premium will constitute a capital loss which may be offset or eliminated by exchange gain.

Exchange of Foreign Currencies. A US Holder will have a tax basis in any Foreign Currency received as interest or on the sale, exchange or retirement of a Note equal to the US dollar value of such Foreign Currency, determined at the time the interest is received or at the time of the sale, exchange or retirement. As discussed above, if the Notes are traded on an established securities market, a cash basis US Holder (or, upon election, an accrual basis US Holder) will determine the US dollar value of the Foreign Currency by translating the Foreign Currency received at the spot rate of exchange on the settlement date of the sale, exchange or retirement. Accordingly, a US Holder's basis in the Foreign Currency received would be equal to the spot rate of exchange on the settlement date. Any gain or loss realized by a US Holder on a sale or other disposition of Foreign Currency (including its exchange for US dollars or its use to purchase Notes) will be ordinary income or loss and will generally be US source income or loss.

Tax Return Disclosure Regulations

Pursuant to Treasury regulations (the "**Disclosure Regulations**"), any taxpayer that has participated in a "reportable transaction" and that is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer's participation in the reportable transaction to the taxpayer's tax return for each taxable year for which the taxpayer participates in the reportable transaction. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to file a reportable transaction disclosure statement. The Disclosure Regulations provide that, in addition to certain other transactions, a "loss transaction" constitutes a "reportable transaction." A "loss transaction" is any transaction resulting in the taxpayer claiming a loss under section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a "section 988 transaction" (as defined in section 988(c)(l) of the Code relating to foreign currency transactions) will constitute a section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a section 988 transaction, the applicable threshold amount is $50,000 in any single taxable year. Higher threshold amounts apply depending upon the taxpayer's status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer's treatment of the transaction is proper. Holders should consult their own tax advisors concerning the potential application of the Disclosure Regulations to the Notes.

Non-US Holders

Subject to the discussion of "back-up" withholding tax below, interest on the Notes is currently exempt from United States federal income taxes, including withholding taxes, if paid to a "non-US Holder."

Subject to the discussion of back-up withholding tax below, a non-US Holder will not be subject to United States federal income tax on any gain realized on the sale or exchange of a Note, provided that such gain is not effectively connected with the conduct by the holder of a United States trade or business and, in the case of a non-US Holder who is an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized and certain other conditions are met, and the Notes are deemed to be situated outside the United States for purposes of the United States federal estate tax and are not includible in the gross estate for purposes of such tax in the case of a non-resident in the United States who was not a citizen of the United States at the time of death.

Back-up Withholding and Information Reporting

A "back-up" withholding tax and certain information reporting requirements may apply to payments of principal and interest on the Notes made to certain non-corporate holders if such payments are made or are considered made in the United States (including payments on Notes made by wire transfer from outside the United States to an account maintained by the holder with the paying agent in the United States). If such payments are considered to have been made in the United States, non-US Holders are generally exempt from these withholding and reporting requirements (assuming that the gain or income is otherwise exempt from United States federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption from the requirements. Similar rules requiring reporting through a United States branch of a broker and information reporting (but not back-up withholding) will apply to a non-US Holder who sells a Note through (a) a non-United States branch of a United States broker, or (b) a non-United States office of a broker that is (i) a controlled foreign corporation for United States tax purposes, (ii) a person 50% or more of whose income is effectively connected with a United States trade or business for a specified period, or (iii) a foreign partnership in which one or more of its partners are "US Persons," as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or a foreign partnership engaged in a United States trade or business, in either case unless the holder proves an exemption from the requirement.

UNITED KINGDOM TAXATION

*The following, which applies only to persons who are the beneficial owners of the Notes, is a summary of Northern Rock's understanding of United Kingdom tax law and H.M. Revenue & Customs ("**HMRC**") practice as at the date of this Offering Circular relating to certain aspects of the United Kingdom taxation of the Notes. It is not a comprehensive analysis of the tax consequences arising in respect of the Notes and so should be treated with appropriate caution. Prospective investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences in any relevant jurisdiction other than the United Kingdom, of the acquisition, ownership and disposition of the Notes and seek independent professional advice should there be any doubt as to their tax position. Some aspects do not apply to certain classes of taxpayers (such as dealers).*

1. Interest on the Notes

1.1 Withholding tax on payments of interest on the Notes

(a) Provided Northern Rock continues to be a bank within the meaning of section 840A of the Income and Corporation Taxes Act 1988 (the "**Tax Act**") for the purposes of section 349 of the Tax Act and provided that the interest on the Notes is paid in the ordinary course of its business within the meaning of section 349 of the Tax Act, it is entitled to make payments of interest without withholding or deduction for or on account of United Kingdom income tax. In accordance with the published practice of HMRC, such payments will be accepted as being made by Northern Rock in the ordinary course of its business unless either:

(i) the borrowing in question conforms to any of the definitions of tier 1, 2 or 3 capital adopted by the FSA whether or not it actually counts towards tier 1, 2 or 3 capital for regulatory purposes; or

(ii) the characteristics of the transaction giving rise to the interest are primarily attributable to an intention to avoid United Kingdom tax.

(b) Where interest is payable on Notes which have a maturity of less than one year (and which are not issued under arrangements the effect of which is to render such Notes part of a borrowing with a total term of a year or more), the interest will not be "yearly interest" for the purposes of the Tax Act and accordingly payments of interest on such Notes may be made without withholding or deduction for or on account of United Kingdom income tax.

(c) There is no requirement to withhold or deduct amounts for or on account of United Kingdom income tax from payments of interest made in respect of "quoted Eurobonds". Notes which carry a right to interest will constitute "quoted Eurobonds" provided they are and continue to be listed on a "recognised stock exchange", as defined in section 841 of the Tax Act. Listing on the Euro MTF is regarded by HMRC as constituting "listing on a recognised stock exchange" for the purposes of Section 349 of the Tax Act. Provided, therefore, that any Notes remain so listed, interest on such Notes will be payable without withholding or deduction on account of United Kingdom tax whether or not Northern Rock carries on a banking business in the United Kingdom and whether or not the interest is paid in the ordinary course of its business.

(d) In other cases, an amount will generally be required to be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the HMRC under an applicable double taxation treaty or to the interest being paid to the persons (including companies within the charge to United Kingdom corporation tax) and in the circumstances specified in sections 349A to 349D of the Tax Act.

1.2 Provision of information

Noteholders who are individuals may wish to note that in certain circumstances HMRC has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to, or receives interest for the benefit of, an individual, or who either pays amounts payable on the redemption of Notes which are deeply discounted securities as defined in the Income Tax (Trading and Other Income) Act 2005 to, or receives such amounts for the benefit of, an individual. Information so obtained may, in certain

circumstances, be exchanged by HMRC with the tax authorities of the jurisdiction in which the individual is resident for tax purposes.

The references to "interest" above mean "interest" as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of "interest" or "principal" which may be created by the terms and conditions of the Notes or any related documentation.

1.3. Further United Kingdom income tax issues

Interest on the Notes constitutes United Kingdom source income and, as such, may be subject to income tax by direct assessment even where paid without withholding, subject to any direction to the contrary from HMRC in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

However, interest with a United Kingdom source received without withholding or deduction on account of United Kingdom tax will not be chargeable to United Kingdom tax in the hands of a Noteholder (other than certain trustees) who is not resident for tax purposes unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a Noteholder which is a company, unless that Noteholder carries on a trade through a permanent establishment in the United Kingdom) in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

Where interest has been paid under deduction of United Kingdom income tax, Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision under an applicable double taxation treaty.

2. United Kingdom corporation tax payers

In general, Noteholders which are within the charge to United Kingdom corporation tax in respect of the Notes will be charged to tax and obtain relief as income on all returns on and fluctuations in the value of the Notes broadly in accordance with their statutory accounting treatment.

3. Other United Kingdom tax payers

3.1 Taxation of chargeable gains

Notes denominated in a currency other than sterling will not constitute "qualifying corporate bonds" within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of such Notes may give rise to a chargeable gain or an allowable loss for the purposes of the United Kingdom taxation of chargeable gains. It is expected that any Notes denominated in sterling and as regards which provision is made for redenomination in Euro will also not be treated by HMRC as constituting "qualifying corporate bonds" within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992, with the same consequences as those just described.

There are provisions to prevent any particular gain (or loss) from being charged (or relieved) at the same time under these provisions and also under the provisions of the "accrued income scheme" described in 3.2 below.

3.2 Accrued income scheme

On a disposal of Notes by a Noteholder, any interest which has accrued since the last Interest Payment Date may be chargeable to tax as income under the rules of the "accrued income scheme" if that Noteholder is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable.

4. Stamp duty and stamp duty reserve tax

No United Kingdom stamp duty or stamp duty reserve tax will be payable on the issue, transfer or redemption of the Notes provided that, in the case of Notes which are not in bearer form, they do not carry either: (a) a right to interest the amount of which exceeds a reasonable commercial return on the nominal amount of the capital, or (b) a right on repayment to an amount which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable (in

respect of a similar nominal amount of capital) under the terms of issue of loan capital which is described in the relevant legislation as "listed in the Official List of The Stock Exchange."

5. European Union directive on the taxation of savings income

Under the European Union directive on the taxation of savings income, each member state is required to provide to the tax authorities of another member state details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other member state. However, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with other countries). A number of non-European Union countries and territories, including Switzerland, have agreed to adopt similar measures (a withholding system in the case of Switzerland).

Exchange Rates and Exchange Controls

An investment in Notes that are denominated in, or the payment of which is determined with reference to, a Specified Currency other than US dollars entails significant risks that are not associated with a similar investment in a security denominated in US dollars. Similarly, an investment in an Indexed Note entails significant risks that are not associated with an investment in non-Indexed Notes. Such risks include, without limitation, the possibility of significant changes in rates of exchange between US dollars and the Specified Currency (or, in the case of each Indexed Note, the rate of exchange between the denominated currency and the indexed currency for such Indexed Note), including changes resulting from official redenomination with respect to such Specified Currency (or, in the case of each Indexed Note, with respect to the denominated currency or the indexed currency therefor) and the possibility of the imposition or modification of foreign exchange controls with respect to the Specified Currency. Such risks generally depend on factors over which Northern Rock has no control, such as economic and political events and the supply of and demand for the relevant currencies. In recent years, rates of exchange between Specified Currencies have been highly volatile, and such volatility may be expected in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of any Note. Depreciation of a currency or composite currency in which a Note is denominated against the US dollar would result in a decrease in the effective yield of such Note below its coupon rate, and in certain circumstances could result in loss to the investor on a US dollar basis. Similarly, depreciation of the denominated currency with respect to an Indexed Note against the applicable indexed currency would result in the principal amount payable with respect to such Indexed Note at the Stated Maturity being less than the face amount of such Indexed Note which, in turn would decrease the effective yield of such Indexed Note below its applicable interest rate and could also result in a loss to the investor.

The Notes will provide that, in the event of an official redenomination of a foreign currency (including, without limitation, an official redenomination of a foreign currency that is a composite currency) the obligations of Northern Rock with respect to payments on Notes denominated in such currency shall, in all cases, be deemed immediately following such redenomination to provide for the payment of that amount of redenomination currency representing the amount of such obligations immediately before such redenomination. Except as expressly provided herein or in the applicable Final Terms or Pricing Supplement, as the case may be, the Notes do not provide for any adjustment to any amount payable under the Notes as a result of (a) any change in the value of a foreign currency relative to any other currency due to fluctuations in exchange rates or (b) any redenomination of any component currency of any composite currency (unless such composite currency is itself officially redenominated).

Governments have from time to time imposed, and may in the future impose, exchange controls that could affect exchange rates as well as the availability of a foreign currency for making payments with respect to a Note denominated in such currency. There can be no assurances that exchange controls will not restrict or prohibit payments of principal or interest in any currency or composite currency. Even if there are not actual exchange controls, it is possible that, with respect to any particular Note, the currency for such Note will not be available to Northern Rock to make payments of interest and principal then due because of circumstances beyond the control of Northern Rock. In that event, Northern Rock will make such payment in the manner set forth below under "– Payment Currency".

The Final Terms or Pricing Supplement, as the case may be, relating to Notes denominated in a Specified Currency other than US dollars or relating to Indexed Notes will contain information concerning historical exchange rates for such Specified Currency or denominate currency against the US dollar or other relevant currency (including, in the case of Indexed Notes, the applicable indexed currency) and any exchange controls affecting such currency or currencies. Information concerning exchange rates is furnished as a matter of information only and should not be regarded as indicative of the range of or trend in fluctuations in currency exchange rates that may occur in the future.

Payment Currency

Except as otherwise provided herein or in the applicable Final Terms or Pricing Supplement, as the case may be, if payment on a Note is required to be made in a Specified Currency other than US dollars or in any currency unit and such currency or currency unit is unavailable due to the imposition of exchange controls or other circumstances beyond the control of Northern Rock or if such currency is no longer used by the government of the country issuing such currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of such Note shall be made in US dollars until such currency or currency unit is again available or so used. The amount so payable on any date in such currency or currency unit will be converted into US dollars on the basis of the Market Exchange Rate for such currency, or for each Component Currency, as of the Conversion Date. See "Description of the Notes – Payment of Principal, Premium, if any, and Interest, if any" above. Any payment made under such circumstances in US dollars will not constitute an Event of Default under the Notes.

If the official unit of any Component Currency is altered by way of combination or subdivision, the number of units of that currency as a Component Currency shall be divided or multiplied in the same proportion. If two or more Component Currencies are consolidated into a single currency, the amounts of those currencies as Component Currencies shall be replaced by an amount in such single currency equal to the sum of the amounts of the consolidated Component Currencies expressed in such single currency. If any Component Currency is divided into two or more currencies, the amount of the original Component Currency shall be replaced by the amounts of such two or more currencies having an aggregate value on the date of division equal to the amount of the former Component Currency immediately before such division.

Foreign Currency Judgments

The Notes and the Indentures will be governed by and construed in accordance with the laws of the State of New York applicable to instruments made to be performed wholly within such jurisdiction, except that the subordination provisions in the Subordinated Notes and in the Subordinated Indenture will be governed by and construed in accordance with the laws of England and Wales. Courts in the United States customarily have not rendered judgments for money damages denominated in any currency other than US dollars. If a Note is denominated in a Specified Currency other than US dollars, any judgment under New York law will be rendered in the foreign currency of the underlying obligations and converted into US dollars at a rate of exchange prevailing on the date of entry of the judgment or decree.

Information Limited to US Holders

The information set forth in this Offering Circular (except for certain tax information) is directed to prospective purchasers of Notes who are US Holders (as defined below), and Northern Rock disclaims any responsibility to advise prospective purchasers who are residents of countries other than the United States with respect to any matters that may affect the purchase or holding of, or receipt of payments of principal, premium or interest in respect of, Notes. Such persons should consult their own counsel with regard to such matters.

DESCRIPTION OF THE GLOBAL RECEIPTS REPRESENTING GLOBAL BEARER NOTES

The following is a summary of certain terms and provisions of the Deposit and Custody Agreement pursuant to which global receipts (the "**Global Receipts**") representing the global bearer Notes (the "**Bearer Notes**") in respect of a Series of Subordinated Notes will be issued. The Deposit and Custody Agreement in respect of a Series of Subordinated Notes is among the Subordinated Note Depositary, the Subordinated Note Custodian and Northern Rock, for the benefit of the holder of the Global Receipts (which will be the nominee of DTC or a successor thereof) and the beneficial owners from time to time of interests in Global Receipts. The summary set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit and Custody Agreement, a copy of which may be obtained by making a request to Northern Rock's principal executive office at Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL, United Kingdom.

Global Receipts

Upon deposit of the Bearer Notes of a Series of Subordinated Notes with the Subordinated Note Custodian, on behalf of the Subordinated Note Depositary, subject to the terms of the Deposit and Custody Agreement, the Subordinated Note Depositary will issue one or more Global Receipts representing the aggregate principal amount of such Bearer Notes. The Global Receipts in respect of such Bearer Notes shall be delivered to the Subordinated Note Depositary who will hold Global Receipts as custodian for DTC and registered in the name of DTC's nominee. So long as DTC or its nominee is the holder of the Global Receipt, any owner of a beneficial interest in the Subordinated Notes of a Series represented by Global Receipts must rely upon the procedures of DTC and institutions having accounts with DTC to exercise or be entitled to any rights of a holder of such Global Receipts. See "Description of the Notes – Book-Entry System" above.

Book-Entry

Ownership of beneficial interests in a Global Receipt representing the Bearer Notes in respect of a Series of Subordinated Notes will be limited to Participants or persons who hold interests through Participants. In addition, ownership of beneficial interests will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee and Participants until such time, if any, as Certificated Notes are issued as set forth under "Description of the Notes – Book-Entry System" above. The laws of some states require that certain purchasers of Notes take physical delivery of such Notes in certificated form. Such laws may impair the ability to transfer beneficial interests in a Global Receipt.

Northern Rock has been advised by DTC that upon the issuance of a Global Receipt by the Subordinated Note Depositary, and the deposit of such Global Receipt with DTC, DTC will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of such beneficial interests in such Global Receipt to the accounts of Participants. The accounts to be credited shall be designated by the soliciting Dealer or, to the extent that the Subordinated Notes represented by such Global Receipt are offered and sold directly, by Northern Rock.

Payment of principal of and any premium and interest in respect of beneficial interests in any Global Receipt registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered holder of the Global Receipt. None of Northern Rock, the Subordinated Trustee, the Subordinated Note Depositary, the Subordinated Note Custodian or any agent of any of them will have any responsibility or liability for any aspect of DTC's records or any Participant's records relating to, or payments made on account of, beneficial ownership interests in a Global Receipt or for maintaining, supervising or reviewing any of DTC's records or any Participant's records relating to such beneficial ownership interests. Payments by Participants to owners of beneficial interests in a Global Receipt held through such Participants will be governed by standing instructions and customary practices, as is now the case with Notes held for the accounts of customers registered in "street name", and will be the sole responsibility of such Participants.

No Global Receipt may be transferred except by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or any successor thereof.

Owners of beneficial interests in a Global Receipt will not be entitled to receive physical delivery of Global Receipts in certificated form and will not be considered the holders thereof for any purpose under the Deposit and Custody Agreement, the Global Receipts, the Subordinated Indenture or the Subordinated Notes, and no Global Receipt shall be exchangeable, except for another Global Receipt of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in such Global Receipt must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Deposit and Custody Agreement, the Global Receipts, the Subordinated Indenture or the Subordinated Notes. Northern Rock understands that under existing industry practices, in the event it requests any action of a holder or an owner of a beneficial interest in such Global Receipt desires to give or take action that a holder is entitled to give or take under the Deposit and Custody Agreement or the Global Receipts, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The Subordinated Indenture and the Subordinated Notes require that payments in respect of the Subordinated Notes be made in immediately available funds. Interests in the Global Receipt are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the Global Receipts will be required to be settled in immediately available funds. No assurance can be given as to the effect, if any, of such settlement arrangements on trading activity in the Global Receipts or interests in the Global Receipts.

Issuance of Certificated Notes

The Deposit and Custody Agreement provides that, upon the written request of the holder of the Global Receipt, the Subordinated Note Depositary will request that the Subordinated Note Custodian surrender the Bearer Notes representing such Global Receipt for exchange and the Subordinated Note Depositary will request that the principal paying agent issue certificated registered Subordinated Notes in the names and in the amounts as specified by the holder of the Global Receipt. Such request may be made in the circumstances and subject to the conditions described under "Description of the Notes – Book-Entry System" above.

The exchange of interests in the Global Receipt for certificated Subordinated Notes of a particular Series shall be made free of any fees of the Subordinated Note Depositary to the holder; *provided, however*, that such person receiving Subordinated Notes in certificated form will be obligated to pay or otherwise bear the cost of any tax or other governmental charge as required by the Subordinated Indenture and any cost of insurance, postage, transportation and the like.

Payments on the Notes

The Subordinated Note Depositary will distribute all principal, premium and interest payments that are received by it from the Subordinated Note Custodian in respect of the Bearer Notes of a Series of Subordinated Notes to the Holder of the Global Receipt in respect of such Bearer Notes on the relevant date of payment. All principal, premium and interest payments made on such Bearer Notes shall be distributed to the holder of the Global Receipt without deduction or withholding for any taxes or other governmental charges, or if the Subordinated Note Depositary or the Subordinated Note Custodian is required to make any such deduction or withholding under the provisions of any applicable law or regulation, Northern Rock agrees that it shall pay or cause to be paid such additional amounts as may be necessary in order that the net amounts distributed to the holder of the Global Receipt, after such deduction or withholding, shall equal the amounts which were paid on such Bearer Notes.

None of the Subordinated Trustee, the Subordinated Note Custodian or the Subordinated Note Depositary assume any responsibility for any failure by Northern Rock to make payments on or in respect of the Subordinated Notes or for any delay in receipt of payment due to a delay in sending payment by Northern Rock. The Global Receipts do not represent any separate or independent payment obligation of the Subordinated Note Depositary or in any other capacity, except to the extent of principal, premium and interest payments, if any, received by it from the Subordinated Note Custodian.

Redemption

In the event that Northern Rock exercises any right of redemption in respect of the Subordinated Notes of a Series, the Subordinated Note Depositary will redeem, from the amount received by it in respect of the redemption of such Subordinated Notes, a portion of the relevant Global Receipts which represents the portion of such Subordinated Notes of a Series so redeemed. The redemption price in connection with the redemption of a portion of such Global Receipts will be equal to the amount received by the Subordinated Note Depositary in respect of the aggregate principal amount (or such other relevant amount as may be described in any applicable Final Terms or Pricing Supplement, as the case may be) of such Subordinated Note so redeemed, net of any amounts required to be withheld or deducted in respect of taxes. Upon receipt of notice of redemption by the Subordinated Note Depositary, such Depositary will forward such notice to the holder of the Global Receipt in accordance with the terms of the Deposit and Custody Agreement and, in accordance with any written instructions received from such holder, to all beneficial owners affected thereby.

Repayment

If a Subordinated Note becomes repayable at the option of the Holder on a date or dates specified prior to its maturity date, if any, and the Subordinated Note Depositary is so notified by the principal paying agent, the Subordinated Note Depositary shall promptly notify the holder of the Global Receipt that such Subordinated Note has become repayable. In order for the repayment option in any Subordinated Note to be exercised by the Subordinated Note Depositary, the owners of beneficial interests in the Global Receipt representing an interest in such Subordinated Note must instruct the broker or other Direct or Indirect Participant through which it holds an interest in the Global Receipt relating to such Subordinated Note to notify the Subordinated Note Depositary of its desire for the Subordinated Note Depositary to exercise the Subordinated Note Depositary's right to repayment. Different firms have different cut-off times for acceptance instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Direct or Indirect Participant through which it holds its beneficial interest in a Global Receipt representing an interest in a Subordinated Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Subordinated Note Depositary.

Record Date

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, or unless Northern Rock otherwise instructs the Subordinated Note Depositary in writing, the Regular Record Date with respect to a Global Receipt shall, if practicable, be the date 15 calendar days prior to the applicable Interest Payment Date in respect of the Subordinated Note represented thereby. Whenever any payment is made in respect of a Subordinated Note that is represented by a Global Receipt for which a Regular Record Date has not been fixed, or the Subordinated Note Custodian shall receive notice of any action to be taken by the Holder of such Subordinated Note or whenever the Subordinated Note Depositary otherwise deems it appropriate in respect of any other matter, the Subordinated Note Depositary will, if practicable, fix a record date for the determination of the holder of the Global Receipt who shall be entitled to receive such payment or to take any such action or to act in respect of any such matter.

Action by the Holder of the Subordinated Notes

As soon as practicable after receipt by the Subordinated Note Custodian of notice of any solicitation of consents or request for a waiver or other action by it as the holder of the Subordinated Notes of a Series, the Subordinated Note Custodian shall inform the Subordinated Note Depositary who shall mail to the holder of the Global Receipt in respect of such Subordinated Notes a notice containing (a) such information as is contained in such notice, (b) a statement that such holder of the Global Receipt at the close of business on a specified record date will be entitled, subject to the provisions of the Deposit and Custody Agreement and of or governing such Subordinated Notes, to instruct the Subordinated Note Depositary as to the consent, waiver or other action, if any, pertaining to the Subordinated Notes of such series, and (c) a statement as to the manner in which such instructions may be given. Upon the written request of the holder of the Global Receipt, received on or before the date established by the Subordinated Note Depositary for such purpose, the Subordinated Note Depositary shall endeavor insofar as practicable and permitted under the

provisions of or governing the Subordinated Notes of such Series cause the Subordinated Note Custodian to endeavor insofar as practicable and permitted under the provisions of or governing the Subordinated Notes of such Series to take such action regarding the requested consent, waiver or other action in relation to such Subordinated Notes in accordance with any instructions set forth in such request. Neither the Subordinated Note Depositary nor the Subordinated Note Custodian will itself exercise any discretion in the granting of consents, waivers or taking other such action in respect of the Subordinated Notes of a Series.

Reports

The Subordinated Note Depositary will make available at its principal office for inspection by the holder of the Global Receipt any notices, reports and other communications received from Northern Rock that are received by the Subordinated Note Custodian as Holder of the Subordinated Notes and are made generally available to holders of the Subordinated Notes by Northern Rock. The Subordinated Note Depositary shall send promptly to the holder of the Global Receipt a copy of such notices furnished by Northern Rock.

Action by Subordinated Note Depositary and Subordinated Note Custodian

The Subordinated Note Depositary and Subordinated Note Custodian have agreed that upon the occurrence of an Event of Default under the Subordinated Notes of a particular Series, or in connection with any other right of the Holder of Subordinated Notes under the Subordinated Indenture, if requested in writing by the holder of the Global Receipt in respect thereof, to request the Subordinated Trustee take any such action as shall be requested in such notice in respect of such Subordinated Notes; *provided* that the Subordinated Note Depositary and the Subordinated Note Custodian have been offered security or indemnity satisfactory to them against the costs, expenses and liabilities which might be incurred by them in compliance with such request; *provided further* that such obligation of the Subordinated Note Depositary and the Subordinated Note Custodian shall cease following the automatic issuance of certificated registered Subordinated Notes upon the occurrence of an Event of Default.

Charges of Subordinated Note Depositary and Subordinated Note Custodian

Northern Rock has agreed to pay all charges of the Subordinated Note Depositary and the Subordinated Note Custodian under the Deposit and Custody Agreement. Northern Rock also has agreed to indemnify the Subordinated Note Depositary and the Subordinated Note Custodian against certain liabilities incurred by them under the Deposit and Custody Agreement.

Modification

The Deposit and Custody Agreement and the Global Receipts in relation to a Series of Subordinated Notes may be amended by agreement among the Subordinated Note Depositary, the Subordinated Note Custodian and Northern Rock. The consent of the holder of the Global Receipt shall not be required in connection with any amendment to the Deposit and Custody Agreement (i) to cure any formal defect, omission, inconsistency or ambiguity in such Deposit and Custody Agreement, (ii) to add to the covenants and agreements of the Subordinated Note Depositary, the Subordinated Note Custodian or Northern Rock, (iii) to effectuate the assignment of the Subordinated Note Depositary's or the Subordinated Note Custodian's rights and duties to a qualified successor as provided in the Deposit and Custody Agreement, (iv) to comply with the Securities Act or the 1940 Act or any other applicable securities law, (v) to modify the Deposit and Custody Agreement in connection with an amendment of the Subordinated Indenture that does not require the consent of the Holders of the Subordinated Notes, or (vi) to modify, alter, amend, or supplement the Deposit and Custody Agreement in any other respect not inconsistent with the Deposit and Custody Agreement which, in the opinion of counsel acceptable to Northern Rock is not adverse to the holder of the Global Receipt. Except as set forth above, no amendment which adversely affects the holder of the Global Receipt may be made to the Deposit and Custody Agreement without the consent of the holder of the Global Receipt.

Termination

The Subordinated Note Depositary in respect of a Series of Subordinated Notes will at any time at the written direction of Northern Rock terminate the Deposit and Custody Agreement in respect of such Subordinated Notes by mailing a notice of such termination to the holder of the Global Receipt and requesting, on behalf of the Subordinated Note Custodian in accordance with the Subordinated Indenture, that the principal paying agent issue certificated Subordinated Notes in respect of such Series of Subordinated Notes in registered form to the persons and in the amounts as specified by the holder of the Global Receipt. Upon the issuance of such Subordinated Notes in certificated form, the Deposit and Custody Agreement in relation to such Series of Subordinated Notes shall terminate. The Deposit and Custody Agreement in relation to a Series of Subordinated Notes may also be terminated upon the resignation of the Subordinated Note Depositary or the Subordinated Note Custodian if no successor has been appointed within 90 days as set forth under "– Resignation or Removal of Subordinated Note Depositary or Subordinated Note Custodian" below.

Resignation or Removal of Subordinated Note Depositary or Subordinated Note Custodian

The Subordinated Note Depositary may at any time resign as Subordinated Note Depositary for a Series of Subordinated Notes by written notice delivered to the Subordinated Trustee and Northern Rock, such resignation to take effect upon the appointment by Northern Rock of a successor depositary (approved by the Subordinated Trustee and the Holder of the Subordinated Notes, such approval not to be unreasonably withheld) and its acceptance of such appointment. If at the end of 90 days after delivery of such notice, no successor depositary has been appointed or accepted such appointment, the Subordinated Note Depositary may terminate the Deposit and Custody Agreement in relation to such Series of Subordinated Notes, provided that such termination will not be effective with respect to the Subordinated Note Custodian unless and until certificated Subordinated Notes in registered form in respect of such Series shall have been issued in accordance with the Deposit and Custody Agreement.

The Subordinated Note Custodian may at any time resign as Subordinated Note Custodian for a Series of Subordinated Notes by written notice delivered to the Subordinated Note Depositary, the Subordinated Trustee and Northern Rock, such resignation to take effect upon the appointment by Northern Rock of a successor custodian (approved by the Subordinated Note Depositary, such approval not to be unreasonably withheld) and its acceptance of such appointment and the transfer of the Subordinated Notes of such Series in accordance with the Deposit and Custody Agreement. If at the end of 90 days after delivery of such notice, no successor custodian has been appointed or accepted such appointment, the Subordinated Note Custodian may request that certificated Subordinated Notes of such Series in registered form be issued and, upon the issuance of such Subordinated Notes, may terminate the Deposit and Custody Agreement.

In the event that Northern Rock determines that it would become obligated to pay any amount in respect of any deduction or withholding for any taxes or other governmental charges as set forth under "– Payments on the Notes" above, or Northern Rock in its absolute discretion wishes to replace the Subordinated Note Depositary or the Subordinated Note Custodian, Northern Rock may remove the Subordinated Note Depositary or the Subordinated Note Custodian by written notice of such removal effective upon the appointment of a successor depositary or successor custodian, as the case may be, and its acceptance of such appointment.

Obligations of Subordinated Note Depositary and Subordinated Note Custodian

The Subordinated Note Depositary and the Subordinated Note Custodian assume no obligation or liability under the Deposit and Custody Agreement other than to act in good faith without gross negligence or wilful misconduct in the performance of their respective duties under the Deposit and Custody Agreement.

Governing Law and Consent to Service

The Deposit and Custody Agreement and the Global Receipts will be governed by and construed in accordance with the laws of the State of New York. Northern Rock has designated and appointed CT Corporation System at 111 Eighth Avenue, in the Borough of Manhattan, New York City, New York, 10011 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Global Receipts or the Deposit and Custody Agreement which may

be instituted in any State or Federal court located in New York City, New York, and has submitted (for the purposes of any such suit or proceeding) to the jurisdiction of any such court in which any suit or proceeding is so instituted.

NOTICE TO INVESTORS

Offers and Sales by the Dealers

The Notes have not been, and will not be, registered under the Securities Act or any other applicable securities laws and may not be offered or sold in the United States except pursuant to an effective registration statement or in accordance with an applicable exemption from the registration requirements of the Securities Act and such other securities laws. Accordingly, the Notes are being offered and sold only (1)(i) to qualified institutional buyers ("**QIBs**"), as defined in Rule 144A under the Securities Act ("**Rule 144A**"), (ii) to institutional investors that qualify as accredited investors ("**Institutional Accredited Investors**"), as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, purchasing for their own account or as fiduciary or agent for others (which others also must be Institutional Accredited Investors unless the purchaser is a bank acting in its fiduciary capacity) for investment purposes and not for distribution in violation of the Securities Act (iii) in offers and sales that occur outside the United States to persons other than US persons in offshore transactions meeting the requirements of Rule 903 of Regulation S under the Securities Act or (iv) in other transactions exempt from the registration under the Securities Act and (2) in compliance with any other applicable securities laws.

Purchasers' Representations and Restrictions on Resale

Each purchaser of Notes (other than a Dealer in connection with the initial issuance and sale of Notes by Northern Rock) and each owner of any beneficial interest therein, will be deemed, by its acceptance or purchase thereof, to have represented and agreed as follows:

1. It is purchasing the Notes for its own account or an account with respect to which it exercises sole investment discretion and it and any such account is either (A) a QIB, and is aware that the sale to it is being made in reliance on Rule 144A or (B) an Institutional Accredited Investor acquiring the Notes for investment purposes and not for distribution in violation of the Securities Act or (C) a foreign purchaser that is outside the United States (or a foreign purchaser that is a dealer or other fiduciary as referred to above).

2. It acknowledges that the Notes have not been registered under the Securities Act or with any securities regulatory authority of any jurisdiction and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except as set forth below.

3. It understands and agrees that Notes initially offered in the United States to QIBs will be represented by US Global Notes, that Notes initially offered to Institutional Accredited Investors will be represented by physical registered certificates and that Notes offered outside the United States in reliance on Regulation S will be represented by International Global Notes.

4. It shall not resell or otherwise transfer any of such Notes except (A) to Northern Rock or a Dealer or by, through, or in a transaction approved by a Dealer, (B) within the United States to a QIB in a transaction complying with Rule 144A, (C) within the United States to an Institutional Accredited Investor acquiring the Notes for investment purposes and not for distribution in violation of the Securities Act, (D) outside the United States, in compliance with Rule 903 or 904 under the Securities Act, (E) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), or (F) pursuant to an effective registration statement under the Securities Act.

5. It agrees that it will give to each person to whom it transfers the Notes notice of any restrictions on transfer of such Notes.

6. It acknowledges that prior to any proposed transfer of Notes (other than pursuant to an effective registration statement) the holder of such Notes may be required to provide certifications relating to the manner of such transfer as provided in the applicable Indenture.

7. It acknowledges that the applicable Trustee for the Notes will not be required to accept for registration transfer of any Notes acquired by it, except upon presentation of evidence satisfactory to Northern Rock and such Trustee that the restrictions set forth herein have been complied with.

8. It acknowledges that Northern Rock, the Dealers and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that if any of the acknowledgments, representations or agreements deemed to have been made by its

purchase of the Notes are no longer accurate, it shall promptly notify Northern Rock and the Dealers. If it is acquiring the Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgments, representations, and agreements on behalf of each account.

Set forth below is a form of legend which will appear on the face of Notes, other than International Global Notes, and which will be used to notify transferees of the foregoing restrictions on transfer. Additional copies of such notice may be obtained from the Trustee.

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "**US SECURITIES ACT**") OR ANY OTHER SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THIS NOTE, AGREES FOR THE BENEFIT OF NORTHERN ROCK PLC (THE "**ISSUER**") THAT THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (1) TO THE ISSUER OR MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, CITIGROUP GLOBAL MARKETS INC., LEHMAN BROTHERS INC. AND MORGAN STANLEY & CO. INCORPORATED (EACH, A "**DEALER**" AND COLLECTIVELY, THE "**DEALERS**") OR BY, THROUGH OR IN A TRANSACTION APPROVED BY A DEALER, (2) SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE US SECURITIES ACT ("**RULE 144A**"), TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A) IN ACCORDANCE WITH RULE 144A, (3) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE US SECURITIES ACT, (4) TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a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

For further discussion of the requirements (including the presentation of transfer certificates) under the Indenture to effect exchanges or transfers of interest in Global Notes and Certificated Notes, see "Description of the Notes – Form, Transfer, Exchange and Denomination".

Selling Restrictions

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA would not, if Northern Rock was not an authorised person, apply to Northern Rock; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

General

Unless otherwise stated in the applicable Final Terms or Pricing Supplement, as the case may be, no action has been taken by Northern Rock that would permit a public offering of the Notes or possession or distribution of the Offering Circular or any other offering material in any jurisdiction

where action for that purpose is required. Accordingly, each Dealer has agreed and each further dealer appointed under the Program will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and Northern Rock shall have no responsibility therefor.

With regard to each Series, the relevant Dealer will be required to comply with such other additional restrictions as Northern Rock and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms or Pricing Supplement, as the case may be.

PLAN OF DISTRIBUTION

The Notes are being offered on a continuous basis for sale by Northern Rock to or through Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, together with such other Dealers as may be appointed by Northern Rock with respect to a particular tranche of Notes (the "**Dealers**"). One or more Dealers may purchase Notes, as principal, from Northern Rock from time to time for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by any Dealer, or, if so specified in the applicable Final Terms or Pricing Supplement, as the case may be, for resale at a fixed offering price. If Northern Rock and a Dealer agree, a Dealer may also utilize its reasonable efforts on an agency basis to solicit offers to purchase the Notes. Unless otherwise described in an applicable Final Terms or Pricing Supplement, as the case may be, Northern Rock will pay a commission to a Dealer, ranging from .125% to .750% of the principal amount of each Note depending upon its Stated Maturity, for Notes sold through such Dealer as agent unless otherwise agreed at that time. Commissions with respect to Notes with Stated Maturities in excess of 30 years that are sold through a Dealer as an agent of Northern Rock will be negotiated between Northern Rock and such Dealer at the time of such sale.

Unless otherwise specified in an applicable Final Terms or Pricing Supplement, as the case may be, any Note sold to one or more Dealers as principal will be purchased by such Dealers at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale of a Note of identical maturity. A Dealer may sell Notes it has purchased from Northern Rock as principal to certain dealers less a concession equal to all or any portion of the discount received in connection with such purchase. Such Dealer may allow, and such dealers may reallow, a discount to certain other dealers. After the initial offering of Notes, the offering price (in the case of Notes to be resold at a fixed offering price), the concession and the reallowance may be changed.

Northern Rock may withdraw, cancel or modify the offering contemplated hereby without notice and may reject offers to purchase Notes in whole or in part. Each Dealer shall have the right, in its discretion reasonably exercised, to reject in whole or in part any offer to purchase Notes received by it on an agency basis.

In connection with the issue and distribution of any tranche of Notes, the Dealer (if any) disclosed as stabilizing manager in the applicable Final Terms or Pricing Supplement, as the case may be, or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Series (as defined herein) of which such tranche forms part at a level higher than that which might otherwise prevail for a limited period in accordance with applicable laws and regulations. However, there may be no obligation on the stabilizing manager or any agent of his to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing, if any, shall be in compliance with all relevant laws and regulations. These transactions may include stabilizing transactions pursuant to which the Dealers, acting directly or through subsidiaries, may bid for or purchase Notes in the open market or otherwise for the purpose of stabilizing the market price of the Notes. The relevant stabilising manager may also create a short position for its account by selling more Notes in connection with the offering than it is committed to purchase from Northern Rock, and in such case may purchase Notes in the open market following completion of the offering to cover all or a portion of such short position.

Neither Northern Rock nor any of the Dealers makes any representation or prediction as to the direction or magnitude of any effect that the transactions described in the immediately preceding paragraph may have on the price of Notes. In addition, neither Northern Rock nor the Dealers makes any representation that the Dealers will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

Northern Rock has agreed to indemnify the Dealers against certain liabilities (including liabilities under the Securities Act) or to contribute to payments the Dealers may be required to make in respect thereof. Northern Rock has also agreed to reimburse the Dealers for certain other expenses.

In the ordinary course of business, the Dealers and their affiliates may have engaged in and may in the future engage in investment and/or commercial banking transactions with Northern Rock for which they have received and may in the future receive customary fees and commissions.

SETTLEMENT

Unless otherwise specified in the applicable Final Terms or Pricing Supplement, as the case may be, payment of the purchase price of the Notes will be required to be made in immediately available funds in the applicable Specified Currency in New York City three Business Days after the trade date.

WHERE YOU CAN FIND MORE INFORMATION

The Group's consolidated financial statements, consisting of the consolidated balance sheets of Northern Rock plc and its subsidiaries as of December 31, 2005 and 2004, the related consolidated income statements, consolidated statements of recognized income and expense and consolidated cash flow statements for each of the two years in the period ended December 31, 2005 and the notes to the accounts, are set out on pages F-1 to F-118. These consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United Kingdom and reported on by PricewaterhouseCoopers LLP, the Reporting Accountants, whose report is included on page F-3. Copies of Northern Rock's subsequent audited consolidated financial statements and unaudited semi-annual financial statements, if any, which will be prepared in accordance with IFRS (see "Recent Developments"), will be attached hereto and incorporated herein by reference. Such financial statements will not be distributed to holders of outstanding Notes, but will be available to such holders upon request. Requests for copies of such financial statements should be directed to the Company Secretary, Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL, United Kingdom (fax +44-191-279-4130).

Northern Rock is a limited liability company incorporated in England and Wales under the UK Companies Act 1985. Northern Rock no longer files reports and other information with the Securities and Exchange Commission under the Exchange Act. In order to preserve the exemption for resales and other transfers under Rule 144A, Northern Rock has agreed to furnish the information required to be delivered pursuant to Rule 144A(d)(4) if a noteholder or prospective purchaser specified by a registered holder requests such information. Northern Rock will continue to provide such reports for so long as it is neither subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act nor exempt from such reporting requirements pursuant to Rule 12g3-2(b).

REPORTING ACCOUNTANTS

The consolidated financial statements of Northern Rock as of December 31, 2005 and 2004 and for each of the years then ended, included in this Offering Circular have been reported on by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein. The consolidated financial statements of Northern Rock as of December 31, 2003 have been reported on by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

LEGAL OPINIONS

The validity of the Notes will be passed upon for Northern Rock by Sidley Austin, London, England and for the Dealers by Simpson Thacher & Bartlett LLP, London, England.

GENERAL INFORMATION

Listing

Application has been made to list the Notes issued under the Program on the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated the number 13022 to the Program for listing purposes.

Authorisation

The Program has been established and Notes have been and will be issued thereunder pursuant to authority granted by the Board of Directors of Northern Rock, or a duly authorised committee thereof, on April 27, 1999, May 25, 1999, February 27, 2001 and approvals of directors pursuant to delegated authority, dated June 8, 2001; November 14, 2002, June 18, 2004 and July 5, 2006, as each such authority may be supplemented from time to time.

Significant Change

Except as disclosed herein, as of the date of this Offering Circular there has been no significant change in the financial or trading position or results of operations of Northern Rock on a consolidated basis. Except as disclosed herein, as of the date of this Offering Circular there has been no material adverse change in the financial position or prospects of Northern Rock on a consolidated basis since the Group's last audited consolidated financial statements.

Litigation

Northern Rock is not, nor has it been involved in any legal or arbitration proceedings, nor, to Northern Rock's knowledge, are any legal or arbitration proceedings pending or threatened involving Northern Rock, which may have or have had during the 12 months prior to the date of this Offering Circular a significant effect on the financial position of Northern Rock on a consolidated basis.

Financial Statements

The Group's consolidated financial statements, consisting of the consolidated balance sheets of Northern Rock plc and its subsidiaries as of December 31, 2005 and 2004, the related consolidated income statements, statement of recognized income and expense, and consolidated cash flow statements for each of the two years in the period ended December 31, 2005 and the notes to the accounts, are set out on pages F-1 to F-118. These consolidated financial statements have been prepared in accordance with IFRS and reported on by PricewaterhouseCoopers LLP, the Reporting Accountants, whose report is included on page F-3. Northern Rock does not prepare non-consolidated financial statements.

Clearing Systems

The Notes have been accepted for clearance through the DTC, Euroclear and Clearstream, Luxembourg systems. The appropriate DTC number, Common Code and ISIN for each tranche allocated by DTC, Euroclear and Clearstream, Luxembourg, as applicable, and details of any other agreed clearing system will be contained in the relevant Final Terms or Pricing Supplement, as the case may be. Transactions will normally be effected for settlement not earlier than three days after the date of the transaction.

Documents Available for Collection and Inspection

From the date hereof and throughout the lifetime of the Program, this Offering Circular, copies of Northern Rock's Memorandum and Articles of Association, its audited consolidated financial statements for the fiscal year ended December 31, 2005, any subsequent unaudited semi-annual interim financial statements and any future offering circulars and supplements (including the Final Terms or Pricing Supplement, as the case may be, with respect to listed Notes) to this Offering Circular will be available for collection without charge from, and copies of the Senior Indenture and the Subordinated Indenture (incorporating the forms of the Restricted Global Notes, International Global Notes and Certificated Notes), the Luxembourg Paying and Transfer Agency Agreement, the Deposit and Custody Agreement and the Program Agreement will be available for inspection during normal office hours at, the office of the Luxembourg Paying Agent in Luxembourg, the principal office of the

Trustee in New York, New York and the registered office of Northern Rock. Copies of Northern Rock's current annual report and all subsequent annual reports will also be available for collection without charge as above, however such annual report and annual reports are not incorporated by reference into this Offering Circular and the content thereof should not be relied upon by any investor in respect of the Notes.

Index to Financial Information

Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the Reporting Accountants' report set out on page F-3, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Reporting Accountants in relation to the financial statements.

The Directors of Northern Rock plc are required by U.K. company law to prepare financial statements which give a true and fair view of the state of affairs of the Group as at the end of the year and of the profit or loss for the year. They are also responsible for ensuring that proper and adequate accounting records have been maintained and that reasonable procedures have been followed for safeguarding the assets of the Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the financial statements, appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates have been used, and that applicable accounting standards have been followed.

Reporting Accountants' Report

The following is the text of a report received by the Board of Directors of Northern Rock plc from PricewaterhouseCoopers LLP, the Reporting Accountants:.

The Directors
Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Dear Sirs,

Northern Rock plc
We report on the consolidated financial statements consisting of the consolidated balance sheets of Northern Rock plc and its subsidiaries as of December 31, 2005 and 2004, the related consolidated income statements and consolidated cash flow statements for each of the two years in the period ended December 31, 2005 and the notes to the accounts set out on pages F-4 to F-118. These consolidated financial statements have been prepared for inclusion in the Offering Circular for the US$20,000,000,000 Senior/Subordinated Medium-Term Notes of Northern Rock plc (the "Offering Circular") dated July 18, 2006, on the basis of the accounting policies set out in note 1 to the consolidated financial statements.

Responsibilities
As described on page F-2, the Directors of Northern Rock plc are responsible for preparing the consolidated financial statements on the basis of preparation set out in note 1 and in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union.

It is our responsibility to form an opinion as to whether the consolidated financial statements give a true and fair view, for the purposes of the Offering Circular, and to report our opinion to you.

Basis of Opinion
We conducted our work in accordance with the Standards for Investment Reports issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information underlying the consolidated financial statements and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion
In our opinion, the consolidated financial statements give, for the purposes of the Offering Circular dated July 18, 2006, a true and fair view of the state of affairs of Northern Rock plc as at the dates stated and of its profits and cash flows for the periods then ended in accordance with the basis of preparation set out in note 1 and in conformity with IFRS as adopted by the European Union.

Accounting principles in conformity with IFRS as adopted by the European Union vary in certain material respects from accounting principles generally accepted in the United States of America. The application of the latter, after the restatement referred to in note 47 would have affected the determination of consolidated net profit expressed in pounds sterling for each of the years at December 31, 2005 and 2004, to the extent summarised in notes 47 and 48 to the consolidated financial statements.

As discussed in the Principal Accounting Policies of the consolidated financial statements, the Group has applied International Financial Reporting Standards with effect from January 1, 2004, the date of transition in accordance with the transitional provisions set out in IFRS 1, 'First-time Adoption of International Financial Reporting Standards'. Previously, the Group followed the generally accepted principles of the United Kingdom ('UK GAAP').

Yours faithfully,

PricewaterhouseCoopers LLP, Chartered Accountants, July 18, 2006
Newcastle upon Tyne, England

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2005

	Note	2005 £m	2004 £m
Interest and similar income	3	**4,056.7**	2,989.4
Interest expense and similar charges	4	**(3,304.4)**	(2,522.5)
Net interest income		**752.3**	466.9
Fee and commission income		**157.0**	305.1
Fee and commission expense		**(28.9)**	(64.5)
Other operating income		**0.9**	11.7
		129.0	252.3
Net hedge ineffectiveness and other unrealised fair value gains and losses	9	**(56.4)**	-
Total income		**824.9**	719.2
Administrative expenses	5	**(226.1)**	(200.1)
Depreciation and amortisation		**(23.3)**	(18.2)
Covenant to The Northern Rock Foundation		**(24.7)**	(21.6)
Operating expenses		**(274.1)**	(239.9)
Impairment losses on loans and advances	8	**(56.6)**	(48.5)
Impairment of fixed asset investments		**-**	4.5
Profit before taxation		**494.2**	435.3
Income tax expense	11	**(144.9)**	(125.8)
Profit for the year		**349.3**	309.5
Attributable to:			
Appropriations	34, 35	**48.6**	-
Profit attributable to equity shareholders		**300.7**	309.5
Total profit attributable to equity holders of parent company		**349.3**	309.5
Earnings per share			
Basic earnings per share	14	**72.5p**	74.9p
Diluted earnings per share	14	**72.0p**	74.3p

Details of dividends are set out in note 13.

The notes on pages F-9 to F-118 form an integral part of these accounts

CONSOLIDATED BALANCE SHEET
As at 31 December 2005

	Note	2005 £m	2004 £m
Assets			
Cash and balances with central banks	15	**69.2**	65.3
Derivative financial instruments	16	**1,449.8**	-
Loans and advances to banks	17	**5,073.8**	3,674.2
Loans and advances to customers	18	**70,239.9**	54,768.8
Available for sale securities	21	**5,377.1**	-
Debt securities	22	**-**	4,742.2
Equity shares and other variable yield securities	23	**-**	575.6
Intangible assets	25	**78.2**	73.1
Property, plant and equipment	26	**180.6**	170.5
Deferred income tax asset	27	**57.5**	14.1
Other assets		**52.9**	78.2
Prepayments and accrued income		**129.5**	718.9
Total assets		**82,708.5**	64,880.9
Liabilities			
Deposits by banks	28	**1,536.8**	1,201.6
Customer accounts	29	**23,672.6**	20,393.7
Derivative financial instruments	16	**846.1**	-
Debt securities in issue			
Securitised notes	19	**31,156.4**	22,089.9
Covered bonds	20	**3,830.4**	1,339.0
Other	30	**17,147.8**	15,435.3
Other liabilities		**93.8**	76.1
Current taxation liabilities		**43.3**	60.0
Accruals and deferred income	31	**706.3**	679.5
Provisions for liabilities and charges	7	**54.4**	52.5
Subordinated liabilities	32	**785.3**	1,515.7
Reserve capital instruments	34	**-**	300.0
Tier one notes	33	**223.9**	200.0
		80,097.1	63,343.3
Equity			
Shareholders' funds			
Called up share capital	36	**123.9**	123.9
Share premium account	37	**6.8**	6.8
Capital redemption reserve	37	**7.3**	7.3
Other reserves	37	**11.1**	(2.0)
Retained earnings	38	**1,426.5**	1,401.6
Total equity attributable to equity shareholders		**1,575.6**	1,537.6
Non shareholders' funds			
Reserve capital instruments	34	**299.3**	-
Subordinated notes	35	**736.5**	-
Total non shareholders' funds		**1,035.8**	-
Total equity		**2,611.4**	1,537.6
Total equity and liabilities		**82,708.5**	64,880.9

The notes on pages F-9 to F-118 form an integral part of these accounts.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 December 2005

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Profit for the year		-	-	-	-	300.7	300.7	48.6	349.3
Changes in valuation of available for sale investments, net of tax	37	-	-	-	15.6	-	15.6	-	15.6
Net profits on disposal transferred to net income, net of tax	37	-	-	-	(16.6)	-	(16.6)	-	(16.6)
Net change in cash flow hedges, net of tax	37	-	-	-	(8.8)	-	(8.8)	-	(8.8)
Actuarial gains and losses, net of tax	37	-	-	-	(12.9)	-	(12.9)	-	(12.9)
Total recognised income and expense for the year		**-**	**-**	**-**	**(22.7)**	**300.7**	**278.0**	**48.6**	**326.6**
Adoption of IAS 32 and IAS 39 – fair value adjustments	46	-	-	-	35.8	(179.7)	(143.9)	-	(143.9)
Total		-	-	-	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**

Note – reconciliation of movements in equity

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Total – as above		-	-	-	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Adoption of IAS 32 and IAS 39 – debt / equity reclassifications	46	-	-	-	-	-	-	1,035.8	1,035.8
Dividends	13	-	-	-	-	(113.8)	(113.8)	-	(113.8)
Appropriations		-	-	-	-	-	-	(48.6)	(48.6)
Movement in own shares	38	-	-	-	-	17.7	17.7	-	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.6	1,537.6	-	1,537.6
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**11.1**	**1,426.5**	**1,575.6**	**1,035.8**	**2,611.4**

The notes on pages F-9 to F-118 form an integral part of these accounts.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 December 2004

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Profit for the year		-	-	-	-	309.5	309.5	-	309.5
Actuarial gains and losses, net of tax	37	-	-	-	(2.0)	-	(2.0)	-	(2.0)
Total recognised income and expense for the year		-	-	-	**(2.0)**	**309.5**	**307.5**	-	**307.5**

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Note – reconciliation of movements in equity									
Total recognised income and expense for the year		-	-	-	**(2.0)**	**309.5**	**307.5**	**-**	**307.5**
Dividends	13	-	-	-	-	(100.6)	(100.6)	-	(100.6)
Movement in own shares	38	-	-	-	-	8.9	8.9	-	8.9
Balance at 31 December 2003		123.9	6.8	7.3	-	1,183.8	1,321.8	-	1,321.8
Balance at 31 December 2004		**123.9**	**6.8**	**7.3**	**(2.0)**	**1,401.6**	**1,537.6**	**-**	**1,537.6**

The notes on pages F-9 to F-118 form an integral part of these accounts.

CONSOLIDATED CASHFLOW STATEMENT
For the year ended 31 December 2005

	2005 £m	2004 £m
Net cash inflow from operating activities		
Profit before taxation	**494.2**	435.3
Adjusted for:		
Depreciation and amortisation	**23.3**	18.2
Impairment losses on loans and advances to customers	**56.6**	48.5
Other non cash movements	**(303.9)**	29.8
	270.2	531.8
Changes in operating assets		
Deposits held for regulatory or monetary control purposes	**(2.0)**	(6.5)
Loans and advances	**(14,540.4)**	(12,275.0)
Derivative financial instruments	**(603.7)**	-
Changes in other assets	**571.3**	(230.5)
	(14,574.8)	(12,512.0)
Changes in operating liabilities		
Increase in debt securities in issue	**13,270.4**	10,953.9
Deposits from other banks	**335.2**	(199.5)
Due to customers	**3,286.7**	1,568.6
Other liabilities	**(36.0)**	(8.5)
Accruals and deferred income	**49.7**	83.1
Income taxes paid	**(109.8)**	(106.0)
	16,796.2	12,291.6
Cashflows from investing activities		
Net investment in intangible assets and property, plant and equipment	**(38.5)**	(48.1)
Purchase of securities	**(6,465.0)**	(9,653.9)
Proceeds from sale and redemption of securities	**6,108.4**	8,900.9
	(395.1)	(801.1)
Cashflows from financing activities		
Subordinated liabilities	**-**	396.1
Equity dividends paid	**(113.8)**	(100.6)
Appropriations (including tax of £20.8 million)	**(69.4)**	-
	(183.2)	295.5
Net increase / (decrease) in cash and cash equivalents	**1,913.3**	(194.2)
Opening cash and cash equivalents	**3,357.8**	3,552.0
Closing cash and cash equivalents	**5,271.1**	3,357.8

The notes on pages F-9 to F-118 form an integral part of these accounts.

NOTES TO THE ACCOUNTS

1. Principal accounting policies

a) Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005, and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, financial assets and liabilities held at fair value. A summary of the more important group accounting policies is set out below, together with an explanation of where changes have been made to previous policies on the adoption of new accounting standards in the year.. Where comparative figures have been prepared under UK GAAP, the applicable accounting policy has been disclosed in the relevant note. Reconciliations from UK GAAP to IFRS are contained in notes 43 to 46.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

b) Basis of consolidation

The financial information of the Group incorporates the assets, liabilities, and results of Northern Rock plc and its subsidiary undertakings (including Special Purpose Entities). Entities are regarded as subsidiaries where the Group has the power to govern financial and operating policies so as to obtain benefits from their activities. Inter-company transactions and balances are eliminated upon consolidation.

The acquisition method of accounting is used to account for the purchase of subsidiaries which are held at cost.

c) Interest income and expense

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

1. Principal accounting policies (continued)

d) Fees and commissions

Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related incremental direct costs) and recognised as an adjustment to the effective interest rate on the loan. Insurance commissions are recognised in the period in which they are earned.

e) Financial instruments

Financial assets can be classified in the following categories: loans and receivables, available for sale, held to maturity or financial assets at fair value through profit and loss. Management determines the classification of its investments at initial recognition. The Group measures all of its financial liabilities at amortised cost, other than those instruments which have been designated as part of a hedging relationship (see below). All regular way trades are accounted for on a trade date basis.

i) Loans and receivables and financial liabilities at amortised cost

The Group's loans and advances to customers are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, whose recoverability is based solely on the credit risk of the customer and where the Group has no intention of trading the loan. Both loans and receivables and financial liabilities are initially recognised at fair value including direct and incremental transaction costs. Subsequent recognition is at amortised cost using the effective interest method.

ii) Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, principally but not exclusively investment securities intended to be held for an indefinite period of time which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at fair value, with changes in fair value being recognised in equity except for impairment losses and translation differences, which are recognised in the income statement. Upon derecognition of the asset, or where there is objective evidence that the investment security is impaired, the cumulative gains and losses recognised in equity are removed from equity and recycled to the income statement.

iii) Held to maturity financial assets

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments that the Group has the ability and intention to hold to maturity. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at amortised cost using the effective interest method.

1. Principal accounting policies (continued)

iv) Financial assets at fair value through profit or loss

A financial asset is classified in this category if it is so designated by management on initial recognition. Derivatives are held at fair value through profit or loss unless they are designated as cash flow hedges. The assets are initially measured at fair value, with transaction costs taken directly to the income statement. Subsequent measurement is at fair value, with changes in fair value included directly in the income statement.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

f) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

g) Derivative financial instruments and hedge accounting

The Group undertakes transactions in derivative financial instruments, which include cross currency swaps, interest rate swaps, equity swaps, interest rate caps, forward rate agreements, options, foreign exchange contracts and similar instruments, for non-trading purposes.

The Group's derivative activities are entered into for the purpose of matching or eliminating risk from potential movements in interest and foreign exchange rates inherent in the Group's assets, liabilities and positions. All derivative transactions are for economic hedging purposes and so it is therefore decided at the outset which position the derivative will be hedging. Derivatives are reviewed regularly for their effectiveness as hedges and corrective action taken, if appropriate. Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted market prices in active markets and where these are not available from valuation techniques including discounted cash flow models and option pricing models. Where derivatives are not designated as part of a hedging relationship, changes in fair value are recorded in the income statement. Where derivatives are designated within hedging relationships, the treatment of the fair value changes depends on the nature of the hedging relationship as explained below.

Hedge accounting is used for derivatives designated in this way provided certain criteria are met. The Group documents at inception of the hedge relationship the link between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment both at hedge inception and on an ongoing basis of whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of hedged items.

i) Cash flow hedges

A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the income statement in the periods when the hedged item will affect profit and loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the income statement.

1. Principal accounting policies (continued)

ii) Fair value hedges

A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the income statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the income statement.

iii) Embedded derivatives

Certain derivatives are embedded within other non-derivative host instruments to create a hybrid instrument. Where the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risk of the host instrument, and where the hybrid instrument is not measured at fair value, the Group separates the embedded derivative from the host instrument and measures it at fair value with the changes in fair value recognised in the income statement.

h) Sale and repurchase agreements

Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as assets pledged when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell, ('reverse repos'), are recorded as loans and advances to banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

i) Impairment losses

The Group assesses its financial assets or groups of financial assets for objective evidence of impairment at each balance sheet date. An impairment loss is recognised if, and only if, there is a loss event (or events) that has occurred after initial recognition and before the balance sheet date and has a reliably measurable impact on the estimated future cash flows of the financial assets or groups of financial assets.

1. Principal accounting policies (continued)

i) Assets held at amortised cost

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;
b) a breach of contract, such as a default or delinquency in interest or principal repayments;
c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;
d) it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;
e) the disappearance of an active market for that financial asset because of financial difficulties; or
f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
    i. adverse changes in the payment status of borrowers in the portfolio;
    ii. national or local economic conditions that correlate with defaults on the assets in the portfolio.

If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an impairment allowance and the amount of the loss is recognised in the income statement. In future periods the unwind of the discount is recognised within interest income.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the customer's credit rating), the previously recognised impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognised in the income statement.

1. Principal accounting policies (continued)

ii) Available for sale financial assets

For available for sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets are impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated cash flows. The rate used to discount the cash flows is the original effective rate on the available for sale financial asset. The amount of the impairment loss is recognised in the income statement. This includes cumulative gains and losses previously recognised in equity which are recycled from equity to the income statement.

j) Derecognition of financial assets and liabilities

Derecognition is the point at which the Group removes an asset or liability from its balance sheet. The Group's policy is to derecognise financial assets only when the contractual right to the cash flows from the financial asset expires. The Group also derecognises financial assets that it transfers to another party provided the transfer of the asset also transfers the right to receive the cash flows of the financial asset. Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but it does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

k) Securitisation transactions

Certain Group companies have issued debt securities in order to finance specific loans and advances to customers. Both the debt securities in issue and the loans and advances to customers remain on the Group balance sheet within the appropriate balance sheet headings unless:

i) a fully proportional share of all or of specifically identified cash flows have been transferred to the holders of the debt securities, in which case that proportion of the assets are derecognised;
ii) substantially all the risks and rewards associated with the assets have been transferred, in which case the assets are fully derecognised; or
iii) if a significant proportion of the risks and rewards have been transferred, the assets are recognised only to the extent of the Group's continuing involvement.

All transactions previously recognised under UK GAAP on the basis of linked presentation have been recognised by the separate presentation of the gross assets and the related funding.

1. Principal accounting policies (continued)

l) Debt and equity securities in issue

Issued securities are classified as liabilities where the contractual arrangements result in the Group having an obligation to deliver either cash or another financial asset to the security holder, or to exchange financial instruments under conditions that are potentially unfavourable to the Group. Issued securities are classified as equity where they meet the definition of equity and confer a residual interest in the Group's assets on the holder of the securities.

Financial liabilities are carried at amortised cost using the effective interest rate (see "interest income and expense"). Equity instruments are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Appropriations to holders of equity securities are deducted from equity, net of any related income tax, as they become irrevocably due to the holders of the securities.

m) Foreign currency translation

The Group's financial statements are presented in sterling, which is the functional currency of the parent company. Items included in the financial statements of each of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the restatement and settlement of such transactions are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Non-monetary items measured at amortised cost and denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are translated at the exchange rate at the date of valuation. Where these are held at fair value through profit and loss, exchange differences are reported as part of the fair value gain or loss. Where they are held as available for sale, exchange differences are reported directly in equity.

n) Share-based payments

Share-based payments are accounted for on a fair value basis. The Group measures the fair value of the Long Term Incentive Plan ("LTIP") using a Monte Carlo simulation model and the fair value of the Save-As-You-Earn scheme and all other share based payment schemes using a Black-Scholes option pricing model. The fair value is recognised in the income statement over the relevant vesting period and adjusted for forfeitures, with the number of shares expected to be forfeited estimated at each balance sheet date prior to the vesting date. The impact of any revisions to estimates is reflected in the income statement, with the corresponding adjustment recognised in equity. The only exception is where the share-based payment has vesting outcomes attached to market based performance conditions such as in the case of the LTIPs. Under these circumstances, the Monte Carlo simulation model takes into account these market based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest in the event that these performance conditions are not met.

In accordance with the transitional provisions of IFRS 2 - Share-based Payment, the Group has only applied the requirements of the standard to equity settled share-based payments granted after 7 November 2002.

1. Principal accounting policies (continued)

o) Intangible assets

i) Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of the assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, having been tested for impairment at 31 December 2003. Goodwill written off to reserves under UK GAAP prior to the introduction of FRS 10 "Goodwill and Intangible Assets" in 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

ii) Computer software

Costs incurred in acquiring and developing computer software for internal use are capitalised as intangible assets where the software leads to the creation of an identifiable non-monetary asset and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group from its use for a period of over one year. The software is classified as an intangible asset where it is not an integral part of the related hardware and amortised over its estimated useful life which is generally 3 to 5 years.

Costs associated with maintaining software are expensed as they are incurred.

p) Cash and cash equivalents

For the purposes of the cashflow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including cash and non-restricted balances with central banks. This differs from UK GAAP, where only cash and balances available on demand were regarded as cash.

q) Taxation

Income tax payable on taxable profits ('current tax') is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowances is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same reporting tax group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

1. Principal accounting policies (continued)

r). Pensions and employee benefits

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted out, defined benefit section of the scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the defined contribution section of the scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

A full actuarial valuation of the Group's defined benefit section of the scheme is undertaken every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries. For the purpose of these annual updates, scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. Liabilities in the defined benefit section of the scheme are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The resulting net surplus or deficit is included in the Group's balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the scheme.

The Group's income statement includes the current service cost of providing pension benefits, the expected return on the scheme's assets, net of administration costs, and the interest cost on the scheme's liabilities. Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately through the Statement of Recognised Income and Expense.

Past service costs are recognised immediately in the income statement, unless the changes to the Scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight line basis over the average vesting period.

For defined contribution plans, the Company has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

1. Principal accounting policies (continued)

s) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and provision for impairment, as appropriate. Additions and subsequent expenditure are included in the asset's carrying value or are recognised as a separate asset only when they improve the expected future economic benefits to be derived from the asset. All other repairs and maintenance are charged to the income statement in the period in which they are incurred.

Depreciation is provided using the straight line method to allocate costs less residual values over estimated useful lives, as follows:

Freehold property	100 years
Leasehold property	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
- plant	30 years
- furniture	10 years
- other	5 years
Computer equipment	
- PCs	3 years
- other	5 years
Motor vehicles	4 years

Assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the cost of freehold land can be identified separately from buildings, the land value is not depreciated. Fixed assets are subject to impairment testing, if deemed appropriate.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of property, plant and equipment. The costs of financing assets in the course of construction are not included in the costs of the assets.

t) Leases

Operating lease payments are charged to the income statement on a straight line basis unless a different systematic basis is more appropriate. Where an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor in compensation is charged to the income statement in the period in which termination is made.

1. Principal accounting policies (continued)

u) Share capital

i) Share issue costs

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

ii) Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid.

iii) Treasury shares

Where any Group company purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

v) Transition to IFRS

The Group's financial statements for the year ending 31 December 2005 are the first annual financial statements that comply with IFRS.

Northern Rock plc's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. The Group's IFRS adoption date is 1 January 2005.

In preparing these financial statements in accordance with IFRS 1, the Group has applied the following optional exemptions and mandatory exceptions from full retrospective application of IFRS.

Applicable optional exemptions from full retrospective application elected by the Group

i) Business combinations

Northern Rock has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

ii) Fair value as deemed cost

Northern Rock has elected to measure certain items of property, plant and equipment at fair values as at 1 January 2004. The application of this exemption is detailed in note 44h.

iii) Employee benefits

Northern Rock has elected to recognise all cumulative actuarial gains and losses on its final salary pension scheme at 1 January 2004, and to apply the exemption under IFRS 1 paragraph 20A from providing four years' comparative amounts in respect of disclosures of the history of experience gains and losses.

1. Principal accounting policies (continued)

iv) Exemption from restatement of comparatives for IAS 32 and IAS 39

Northern Rock has elected to apply this exemption, with the exception in regards to the recognition of previously derecognised assets and liabilities of securitisation vehicles and inactive retail accounts in accordance with IFRS 1 paragraph 27A. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 are determined and recognised at 1 January 2005. The adjustments are detailed in note 46.

v) Designation of financial instruments

Northern Rock reclassified various securities as available for sale investments. The adjustments relating to IAS 32 and IAS 39 at the opening balance sheet date of 1 January 2005, the IAS 32/39 transition date, are detailed in note 46.

vi) Share based transactions

Northern Rock has elected to apply the share based payment exemption. It applies IFRS 2 from 1 January 2004 to those share based payment schemes that were granted after 7 November 2002 but that have not vested by 1 January 2005.

vii) Recognition of financial assets and liabilities

Northern Rock has applied the exemption in IFRS 1 paragraph 27A to financial assets and liabilities of securitisation vehicles and to inactive retail accounts previously derecognised. All such balances previously derecognised under UK GAAP are recognised on the balance sheet at transition date.

Applicable mandatory exceptions from full retrospective application followed by the Group

i) Hedge accounting

Management has applied the hedge accounting exception from 1 January 2005 only if the hedge relationship meets all the hedge accounting criteria under IAS 39. The application of this exception at the opening balance sheet date of 1 January 2005 is detailed in note 46.

w) Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are relevant and mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not adopted early, as follows:

i) IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective 1 January 2007).

IFRS 7 amends disclosures relating to financial instruments and requires the disclosure of qualitative and quantitative information relating to exposure to risks arising from financial instruments, including specified disclosures about credit risk, market risk and liquidity risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces disclosures about the level of an entity's capital, and how it manages it.

2. Critical accounting estimates

a). Impairment losses on loans and advances

Individual impairment losses on loans and advances are calculated based on an individual valuation of the underlying asset. Collective impairment losses on loans and advances are calculated using a statistical model. The key assumptions used in the model are the probability of any account going into default in the next twelve months, the loss incurred in the event of possession or write off, the roll rates of borrowers moving from lower levels of arrears to serious arrears and possession or write off, and the time period from the date of the event causing the loss to the date of realisation of the property or write off. The probability of accounts going into default is based on application and behavioural scorecards, which are regularly recalibrated to take account of current circumstances. These key assumptions are based on observed data from historical patterns from lending over previous years and are updated regularly based on new data as it becomes available. In addition, management considers how appropriate past trends and patterns might be in the current economic situation and makes any adjustments that it believes to be necessary to reflect current conditions. The accuracy of the impairment calculation would therefore be affected by unexpected changes to the economic situation, inaccuracies within the models used compared to actual outcomes and assumptions which differ from actual outcomes. To the extent that the loss given default differs by +/- 10%, the impairment allowance would be an estimated £12.1m higher or £12.0m lower respectively.

b) Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of instruments carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgement and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used compared to actual outcomes and incorrect assumptions. For example, if management were to use a tightening in the credit spread of 10 basis points, the fair values of liabilities and derivatives would increase from the reported fair values by £83.8m.

c) Average life of secured lending

IAS 39 requires interest earned from mortgage lending to be measured under the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

Management must therefore use judgement to estimate the expected life of each instrument and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behaviour, inaccuracies in the models used compared to actual outcomes and incorrect assumptions. If the estimated average life of secured loans were increased or reduced by one month, the value of such loans on the balance sheet would be increased or decreased by £9.7m and £10.4m respectively.

2. Critical accounting estimates (continued)

d) Pension benefits

The present value of the pensions obligations is dependent upon an actuarial calculation which includes a number of assumptions. These assumptions include the discount rate, which is used to determine the present value of the estimated future cash outflows that will be required to meet the pension obligation. In determining the appropriate discount rate to use, the Group considers market yields of high quality corporate bonds denominated in sterling that have terms to maturity approximating the terms of the pension liability. Were this discount rate to reduce by 0.1% or increase by 0.1% from the current management estimate, the carrying value of the pension obligations would be an estimated £6.6m higher or £6.6m lower respectively.

Other key assumptions for pensions benefits including mortality tables are based in part upon current market conditions. Additional information is included in note 7.

3. Interest and similar income

	2005	2004
	£m	£m
On secured advances	**3,220.2**	2,303.4
On other lending	**337.0**	323.5
On investment securities and deposits	**499.5**	362.5
	4,056.7	2,989.4

The accounting policy under UK GAAP for revenue recognition in 2004 is set out below.

"Interest income is recognised in the profit and loss account on an accruals basis, except for income on loans taken into possession which is taken to income when it is received.

Fees receivable from customers to reimburse the Group for costs incurred are taken to the profit and loss account when due. Fees receivable relating to ongoing services are taken to income when the related service is performed, and fees in lieu of interest are taken to income on a level yield basis over the life of the loan."

Included within the above is £3.3m with respect to the unwind of the impairment allowance discount.

4. Interest expense and similar charges

	2005	2004
	£m	£m
On retail customer accounts	**841.7**	689.7
On other deposit accounts	**2,398.7**	1,714.5
On subordinated liabilities	**53.7**	85.5
On tier one notes	**14.0**	13.0
On reserve capital instruments	**(3.7)**	19.8
	3,304.4	2,522.5

5. Administrative expenses

		2005 £m	2004 £m
Wages and salaries		**121.9**	100.9
Social security costs		**10.6**	8.9
Other pension costs		**12.0**	9.8
Total staff costs		**144.5**	119.6
Other administrative expenses		**81.6**	80.5
		226.1	200.1
Other administrative expenses include:			
Hire of equipment		**5.3**	5.5
Property rentals		**3.6**	3.1
Remuneration of auditors:	statutory audit	**1.7**	1.1
	further assurance services	**0.8**	1.0
		2.5	2.1

Remuneration of auditors for audit work for the Company amounted to £1.3m (2004 £0.7m). Further assurance services comprises services provided in respect of International Financial Reporting Standards, securitisation transactions and the raising of wholesale funding. No other consultancy advice was provided.

The average number of persons employed by the Group was as follows:

	2005	2004
Full time	**4,569**	3,916
Part time	**1,210**	1,064

6. Share based payment

Summary of schemes

Northern Rock grants share options to executive officers and employees under the following schemes:

- Employee Share Option Scheme
- Employee Sharesave Scheme

Equity instruments other than options have been granted under the following schemes:

- Share Incentive Plan
- Long Term Incentive Plan
- Share Matching Scheme
- Deferred Share Scheme

Further details of each scheme are given below.

Share Option Schemes

Employee Share Option Scheme
The Employee Share Option Scheme is an incentive scheme established in 1998 under which eligible employees may be granted share options. In accordance with the scheme, options are granted at an exercise price equivalent to market price on the grant date with a vesting period of 3 years. Upon vesting, options may be exercised up to ten years from the grant date.
An initial grant of options was made in 1998, a second grant was made in 2002 and a further grant was made in 2005.

Employee Sharesave Scheme
Qualifying employees may participate in the Employee Sharesave Schemes which are HM Revenue & Customs approved Save As You Earn ("SAYE") option schemes. Under these schemes, employees may contribute a portion of their monthly salary, up to a specified maximum amount, and at the expiry of a fixed term have the option to use the savings to acquire shares in Northern Rock plc. The fixed terms outlined in the schemes for option vesting are three, five and seven years. Options can be exercised up to six months after vesting. Employees who leave the Company prior to the options fully vesting may be able to exercise their options, for up to six months, if they meet certain specified criteria. Options are granted to the employees at a discount from the market price. This was 20% for the first two grants and 10% for subsequent grants. The vesting period for the options is equivalent to the fixed terms in accordance with the schemes' rules.

Four Sharesave schemes are currently in operation resulting from options offered to employees during 1997, 2000, 2003 and 2005. Employees can save in any number of the schemes up to an overall specified maximum amount.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in the weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

6. Share based payment (continued)

		Options outstanding at the beginning of the year	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding at the end of the year	Options exercisable at the end of the year
2005								
	Employee Sharesave (2005) Scheme	-	808,621	(41)	(36,381)	-	772,199	-
	Employee Sharesave (2003) Scheme	825,588	-	(4,578)	(33,000)	-	788,010	2,212
	Employee Sharesave (2000) Scheme	1,345,521	-	(907,955)	(1,247)	-	436,319	-
	Employee Sharesave (1997) Scheme	30,921	-	(30,921)	-	-	-	-
	Employee Share Option (2005) Scheme	-	4,463,000	(13,000)	(339,000)	-	4,111,000	1,000
	Employee Share Option (2002) Scheme	2,985,000	-	(2,010,500)	(288,000)	-	686,500	686,500
	Employee Share Option (1998) Scheme	569,770	-	(232,404)	(25,050)	-	312,316	312,316
2004								
	Employee Sharesave (2003) Scheme	912,660	-	(8,182)	(78,890)	-	825,588	1,331
	Employee Sharesave (2000) Scheme	1,394,391	-	(27,946)	(20,924)	-	1,345,521	-
	Employee Sharesave (1997) Scheme	36,444	-	(3,178)	(2,345)	-	30,921	-
	Employee Share Option (2002) Scheme	3,369,000	-	(172,000)	(212,000)	-	2,985,000	1,000
	Employee Share Option (1998) Scheme	945,565	-	(368,295)	(7,500)	-	569,770	569,770

6. Share based payment (continued)

All options outstanding at 31 December 2005 under the Employee Sharesave (2005) Scheme, the Employee Sharesave (2003) Scheme, the Employee Sharesave (2000) Scheme, the Employee Sharesave (1997) Scheme, the Employee Share Option (2005) Scheme, the Employee Share Option (2002) Scheme and the Employee Share Option (1998) Scheme were granted with an exercise price of £7.27, £5.98, £2.15, £3.81, £7.73, £6.41 and £6.18 respectively. The market price of the Company's shares at the grant date for each of these schemes was £8.08, £6.40, £3.07, £4.82, £7.73, £6.41 and £6.18 respectively.

Share-based compensation costs relating to these schemes were as follows:

	2005	2004
	£m	£m
Employee Sharesave (2005) Scheme	**0.2**	-
Employee Sharesave (2003) Scheme	**0.4**	0.3
Employee Sharesave (2000) Scheme *	**-**	-
Employee Sharesave (1997) Scheme *	**-**	-
Employee Share Option (2005) Scheme	**1.4**	-
Employee Share Option (2002) Scheme *	**-**	-
Employee Share Option (1998) Scheme *	**-**	-

* In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 - Share-based Payment to equity settled share-based payments granted after 7 November 2002.

The fair value of options granted during the year were as follows:

	2005	2004
	£	£
Employee Sharesave (2005) Scheme		
Three year vesting	**1.73**	-
Five year vesting	**2.17**	-
Employee Share Option (2005) Scheme	**1.54**	-

The fair value of options granted during the year was determined using a Black Scholes valuation model. The significant inputs into the model were share prices at the grant date, exercise prices, and option lives as disclosed above, and volatility and risk free interest rates as follows:

6. Share based payment (continued)

Volatility	**2005**	2004
	%	%
Employee Sharesave (2005) Scheme		
Three year vesting	**25.1**	-
Five year vesting	**28.6**	-
Employee Share Option (2005) Scheme	**25.3 – 29.1**	-

The volatility is based on a statistical analysis of daily share prices over a period equal to the vesting period of each scheme ending on the day before the grant date for each scheme.

Risk free interest rates	**2005**	2004
	%	%
Employee Sharesave (2005) Scheme		
Three year vesting	**4.8**	-
Five year vesting	**4.8**	-
Employee Share Option (2005) Scheme	**4.5 – 4.6**	-

The weighted average remaining contractual life of options outstanding at 31 December 2005 were as follows.

Employee Sharesave (2005) Scheme	3.9 years
Employee Sharesave (2003) Scheme	1.8 years
Employee Sharesave (2000) Scheme *	1.8 years
Employee Sharesave (1997) Scheme *	-
Employee Share Option (2005) Scheme	9.1 years
Employee Share Option (2002) Scheme *	6.5 years
Employee Share Option (1998) Scheme *	2.4 years

* In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 - Share-based Payment to equity settled share-based payments granted after 7 November 2002.

6. Share based payment (continued)

Other Equity Instruments

Share Incentive Plan / Approved Profit Sharing Scheme
The Share Incentive Plan ("SIP") was established in 2003 and is available to all employees who have completed a minimum of six months of service. Provided that the Group meets certain performance criteria annually as outlined in the SIP, eligible employees are granted rights to shares in Northern Rock plc for an amount not in excess of 5% of their annual salary, subject to a maximum of £3,000, free from any consideration. The rights to shares vest immediately. The Company subsequently purchases shares to satisfy the shares vested and transfers them to an independent trustee company. Shares are transferred to the employees by the trustee company on the fifth anniversary of the grant date. The SIP was introduced following changes to UK legislation regarding employee share compensation schemes. Prior to this the Company operated an Approved Profit Sharing Scheme ("APSS") for employees. The qualifying conditions for and operation of APSS were the same as for SIP except that shares were transferred to the employees by the trustee company on the third anniversary of the grant date rather than the fifth anniversary. Compensation expense relating to these schemes was £1.8m (2004 £1.8m).

Long Term Incentive Plan
Executive Directors and certain other senior executives are granted rights to shares under the Long Term Incentive Plan ("LTIP"). All details relating to this scheme are included within the Directors' Remuneration Report on pages 97 and 98 and pages 108 and 109.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

6. Share based payment (continued)

Details of rights to shares held by Executive Directors are included within the Directors' Remuneration Report on page 108. Details of all rights held under the scheme are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2005							
LTIP 2005-2007 Scheme	-	669,318	-	-	-	669,318	-
LTIP 2004-2006 Scheme	591,441	-	-	-	-	591,441	-
LTIP 2003-2005 Scheme	636,966	-	-	-	-	636,966	-
LTIP 2002-2004 Scheme	389,040	-	(282,836)	(106,204)	-	-	-
2004							
LTIP 2004-2006 Scheme	-	591,441	-	-	-	591,441	-
LTIP 2003-2005 Scheme	636,966	-	-	-	-	636,966	-
LTIP 2002-2004 Scheme	389,040	-	-	-	-	389,040	-
LTIP 2001-2003 Scheme	377,750	-	(377,750)	-	-	-	-

6. Share based payment (continued)

The fair value of shares granted during the year was determined using a Monte Carlo simulation model. The significant inputs into the model were share prices of £7.68, £7.40 and £6.15 at the grant date in 2005, 2004 and 2003 respectively, exercise price of nil, standard deviation of expected share price returns of 25.3%, 29.0% and 33.5% respectively, option life of 3 years, and the annual risk free interest rate of 4.5%, 4.6% and 3.8% respectively. Correlation of the Company's share price movement with the comparator companies in the FTSE 100 index or FTSE 350 index as appropriate is calculated by reference to the share price of the Company compared to the individual FTSE 100 or 350 companies on a daily basis over the three year period ending on the date before the grant date for each scheme. The volatility is based on a statistical analysis of daily share prices over the three year period ending on the date before the grant date for each scheme. Compensation expense relating to this scheme in 2005 was £2.3m (2004 £2.3m).

Share Matching Schemes
The Company operates two Share Matching Schemes which entitle certain employees to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. The first scheme applies to Executive Directors and other senior executives (Share Matching Scheme 1). The Company grants the employee one additional share for every share purchased. Rights to these shares vest over 3 years from the grant date. The Company has purchased or will purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense relating to this scheme in 2005 was £3.1m (2004 £2.4m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 105.

The second scheme (Share Matching Scheme 2) was introduced during 2001 and applies to other senior management. Under the scheme, employees are entitled to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. For every two shares purchased by the employee, the Company grants the employee the right to one additional share, free from any consideration. Rights to these shares vest over 3 years from the grant date. The Company has purchased or will purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense relating to this scheme in 2005 was £0.3m (2004 £0.3m).

Details of the rights held by employees in Share Matching Schemes are detailed below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2005							
Scheme 1	909,888	354,346	(170,852)	-	-	1,093,382	-
Scheme 2	130,068	55,112	(36,480)	(2,191)	-	146,509	-
2004							
Scheme 1	646,526	393,177	(129,815)	-	-	909,888	-
Scheme 2	124,240	51,753	(44,047)	(1,878)	-	130,068	-

6. Share based payment (continued)

Deferred Share Scheme

Executive Directors or other executives who receive a bonus under the short term cash bonus scheme may, at the absolute discretion of the Remuneration Committee, be granted an award of shares under the Deferred Bonus Plan with a pre-tax value equal to the pre-tax value of their bonus under the short term cash bonus scheme. A participant who is granted an award must normally continue to hold those shares and remain an employee of the Group for a period of three years from the grant date in order to retain the full number of shares so granted to them, although shares will be released earlier in certain "good leaver" circumstances. Compensation expense relating to this scheme in 2005 was £2.2m (2004 £1.6m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 106. Details of all rights held under the Deferred Bonus Plan are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2005	632,291	246,430	(117,942)	-	-	760,779	-
2004	489,801	251,849	(109,359)	-	-	632,291	-

The table below sets out the total number of rights granted during each year and the fair value at grant date for the following schemes:

	2005		2004	
	Number of rights granted	**Fair value at grant date (£)**	Number of rights granted	Fair value at grant date (£)
Share Incentive Plan	**221,283**	**8.01**	236,041	7.66
Long Term Incentive Plan	**669,318**	**3.79**	591,441	4.07
Share Matching Scheme 1	**354,346**	**7.73**	393,177	7.40
Share Matching Scheme 2	**55,112**	**8.32**	51,753	7.25
Deferred Share Scheme	**246,430**	**7.73**	251,849	7.40

7. Pension commitments

The Company operates one main employee benefit scheme ("the Scheme") with both defined benefit and defined contribution sections.

The defined benefit section of the Scheme provides benefits based on final salary for certain employees. The assets of the Scheme are held in a separate trustee-administered fund. Contributions to the defined benefit section are assessed in accordance with the advice of an independent qualified actuary using the projected unit method. The defined benefit section was closed to new entrants in July 1999.

The Company's policy for recognising actuarial gains and losses is to recognise them immediately on the balance sheet through the Statement of Recognised Income and Expense.

The overall costs of the Scheme have been recognised in the Company's accounts in accordance with IAS19.

Summary of assumptions

	2005	2004	2003
	%	%	%
Price inflation	**2.75**	2.75	2.65
Rate of increase in salaries	**4.50**	4.50	4.40
Rate of increase for pensions in payment*	**3.10**	3.10	3.00
Rate of increase for deferred pensions	**2.75**	2.75	2.65
Discount rate	**4.75**	5.30	5.40
Expected rate of return on assets	**6.30**	6.75	6.75

** in excess of any Guaranteed Minimum Pension (GMP) element*

The most significant non-financial assumption is the assumed rate of longevity, which is based on the standard tables known as PA92, projected to 2003, with an age rating of minus two years applied for non-pensioners and no rating for pensioners.

The expected return on assets has been derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available), and the views of investment organisations.

Categories of assets

	2005	2004	2003
	%	%	%
Equities	**50**	53	53
Bonds	**35**	40	42
Property	**7**	6	4
Cash/other	**8**	1	1
Total	**100**	100	100

7. Pension commitments (continued)

Funded status

	2005 £m	2004 £m	2003 £m
Present value of defined benefit obligation	**(311.0)**	(251.4)	(226.1)
Assets at fair value	**256.6**	198.9	178.8
Defined benefit liability	**(54.4)**	(52.5)	(47.3)

Disclosed pension expense for year

	2005 £m	2004 £m
a) Components of defined benefit pension expense		
Current service cost	**8.9**	7.9
Interest cost	**13.5**	12.3
Expected return on assets	**(13.5)**	(12.3)
Total pension expense	**8.9**	7.9

b) Statement of recognised income and expense (SORIE)	2005 £m	2004 £m
Actuarial loss recognised in SORIE	**(18.5)**	(2.8)
Cumulative actuarial losses recognised at 1 January	**(2.8)**	-
Cumulative actuarial losses recognised at 31 December	**(21.3)**	(2.8)

Reconciliation of return on assets for year

	2005 £m	2004 £m
Expected return on assets	**13.5**	12.3
Actuarial gain on assets	**20.8**	4.2
Actual return on assets	**34.3**	16.5

Movements in present value of defined benefit obligation during the year

	2005 £m	2004 £m
Present value of defined benefit obligation at 1 January	**251.4**	226.1
Defined benefit service cost	**8.9**	7.9
Interest cost	**13.5**	12.3
Defined benefit employee contributions	**1.8**	1.7
Actuarial loss	**39.4**	7.0
Defined benefit actual benefit payments	**(4.0)**	(3.6)
Present value of defined benefit obligation at 31 December	**311.0**	251.4

7. Pension commitments (continued)

Movements in defined benefit fair value of assets during the year	2005 £m	2004 £m
Fair value of assets at 1 January	**198.9**	178.8
Actual return on assets	**34.3**	16.5
Defined benefit actual company contributions	**25.6**	5.5
Defined benefit employee contributions	**1.8**	1.7
Defined benefit actual benefits paid	**(4.0)**	(3.6)
Fair value of assets at 31 December	**256.6**	198.9

Experience gains and losses

	2005 £m	2004 £m
Defined benefit obligation	**311.0**	251.4
Fair value of assets	**256.6**	198.9
Deficit	**54.4**	52.5
Experience loss on defined benefit obligation	**39.4**	7.0
Experience gain on assets	**20.8**	4.2

Estimated contributions for year ending 31 December 2006

	2006 £m
Estimated employer contributions for 2006	**50.8**
Estimated employee contributions for 2006	**1.8**
Estimated total contributions for 2006	**52.6**

The estimated employer contributions for 2006 of £50.8m include £45.0m paid in January 2006. This amount together with £20.0m paid in December 2005 results in the payment of £65.0m special contributions having been made by the Company to substantially eliminate the fund deficit as calculated under IAS 19.

Pension costs for the defined contribution section of the Scheme were:

	2005 £m	2004 £m
Total included in staff costs	**2.4**	1.8

8. Impairment losses on loans and advances

	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
2005				
At 1 January 2005	36.3	12.2	78.4	126.9
Adoption of IAS 39	(1.1)	(0.5)	(1.7)	(3.3)
	35.2	11.7	76.7	123.6
Income Statement:				
Increase in allowance during the year	17.9	2.7	45.6	66.2
Reclassifications	(10.3)	(9.8)	20.1	-
Adjustment resulting from recoveries	(0.6)	-	(9.0)	(9.6)
	7.0	(7.1)	56.7	56.6
Amounts written off during the year	(10.8)	(0.4)	(48.0)	(59.2)
Discount unwind	1.1	0.5	1.7	3.3
At 31 December 2005	32.5	4.7	87.1	124.3

	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
2004				
At 1 January 2004	40.8	13.2	55.9	109.9
Income Statement:				
Increase in allowance during the year	0.4	0.8	50.2	51.4
Adjustment resulting from recoveries	(0.9)	(0.1)	(1.9)	(2.9)
	(0.5)	0.7	48.3	48.5
Transfers	(0.2)	-	0.2	-
Amounts written off during the year	(3.8)	(1.7)	(26.0)	(31.5)
At 31 December 2004	36.3	12.2	78.4	126.9

9. Net hedge ineffectiveness and other unrealised fair value gains and losses

	2005 £m	2004 £m
Fair value movements of future cashflows excluding interest flows on non-hedging derivatives	1,675.6	-
Translation gains and losses on underlying instruments	(1,693.7)	-
	(18.1)	-
Net hedge ineffectiveness excluding interest flows on fair value hedges	(38.3)	-
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	-

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges of certain foreign currency assets and wholesale funding recorded at amortised cost and certain instruments included within non shareholders' funds. They also include forward currency contracts and previously effective hedges which have been de-designated.

The fair value movements of future cashflows excluding interest flows on such derivatives are separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the revaluation from foreign currency into sterling. The deemed interest flows on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest flows on fair value hedges represents the difference between changes in the fair value of future cashflows excluding interest flows of the hedging derivatives and the changes in the fair value of future cashflows excluding interest flows of the underlying hedged items.

10. Directors' emoluments

Full details of the Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 94 to 111.

11. Income tax expense

	2005 £m	2004 £m
The income tax expense for the year comprises:		
UK corporation tax		
Current tax on profits for the year	**134.2**	116.4
Adjustments in respect of prior years	**(6.2)**	(2.7)
Total current tax	**128.0**	113.7
Deferred tax (see note 27)	**16.9**	12.1
	144.9	125.8

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the standard rate of UK corporation tax of 30% (2004 30%) as follows:

	2005 £m	2004 £m
Profit before taxation	**494.2**	435.3
Tax calculated at rate of 30% (2004 30%)	**148.3**	130.6
Net non deductible expenses/(non taxable income) for tax purposes	**0.8**	(2.1)
Current tax – prior year adjustment	**(6.2)**	(2.7)
Deferred tax – prior year adjustment	**2.0**	-
Income tax expense	**144.9**	125.8

As detailed in notes 37 and 38, current and deferred income tax have also been charged direct to equity. The deferred income tax charged/(credited) amounts to £1.8m for the Group (2004 £(2.9m)). The current income tax credit amounts to £(13.1m) for the Group (2004 £(1.5m)).

12. Profit attributable to ordinary shareholders

Of the profit attributable to ordinary shareholders, £346.2m (2004 £262.3m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's income statement has not been presented separately.

13. Dividends

The following tables analyse dividends when paid and the year to which they relate:

	2005 pence per share	2004 pence per share
2003 final dividend	-	15.8
2004 interim dividend	-	8.5
2004 final dividend	**18.0**	-
2005 interim dividend	**9.4**	-
	27.4	24.3

13. Dividends (continued)

The proposed final dividend in respect of 2005 amounts to 20.7 pence per share (£86.4m). These Annual Results do not reflect this dividend payable.

	2005 £m	2004 £m
2003 final dividend	-	66.2
2004 interim dividend	-	35.2
2004 final dividend	74.7	-
2005 interim dividend	39.2	-
Less paid to ESOP trusts	(0.1)	(0.8)
	113.8	100.6

14. Earnings per share

Earnings per Ordinary Share of 72.5p (2004 74.9p) have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern Rock plc of £300.7m (2004 £309.5m) by the weighted average number of Ordinary Shares in issue 414.6m (2004 413.0m)

The weighted average number of Ordinary Shares in issue has been determined after excluding the weighted average number of Ordinary Shares held in trust for employee share schemes of 6.6m (2004 8.2m).

Fully diluted earnings per Ordinary Share of 72.0p (2004 74.3p) have been calculated using the weighted average number of shares in issue together with 3.3m (2004 3.6m) potentially dilutive shares resulting from options granted under employee share schemes.

15. Cash and balances with central banks

	2005 £m	2004 £m
Cash in hand	12.0	9.0
Balances with central banks other than mandatory reserve deposits	0.1	1.2
Included in cash and cash equivalents	12.1	10.2
Mandatory reserve deposits with central banks	57.1	55.1
	69.2	65.3

Mandatory reserve deposits with central banks are not available for use in day to day operations.

16. Derivative financial instruments

All derivative financial instruments are held for economic hedging purposes, although not all derivatives are designated as hedging instruments under the terms of IAS 39. The analysis below therefore splits derivatives between those in accounting hedge relationships and those in economic hedge relationships but not in accounting hedge relationships.

Northern Rock did not adopt IAS 32 and 39 until 1 January 2005. The disclosures relating to 31 December 2004 are those required under FRS 13 under UK GAAP, the relevant standard at that date.

16. Derivative financial instruments (continued)

2005

		Fair values	
	Contract/ notional amount £m	**Assets £m**	**Liabilities £m**
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	37,159.8	134.5	(210.3)
Cross currency interest rate swaps	4,741.1	239.8	(0.7)
	41,900.9	374.3	(211.0)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	11,197.1	141.8	(48.4)
Forward rate agreements	-	-	-
Exchange traded futures	-	-	-
Caps, floors and options	90.0	6.5	-
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	-	(30.3)
	11,666.3	168.3	(79.6)
Currency derivatives			
Cross currency swaps	26,776.6	855.5	(551.9)
Forward foreign exchange	4,533.6	51.7	(3.6)
	31,310.2	907.2	(555.5)
Total derivatives in economic hedging relationships	42,976.5	1,075.5	(635.1)
Total recognised derivative assets/(liabilities)	84,877.4	1,449.8	(846.1)

2004

The information below is based on UK GAAP. The accounting policy used for derivatives under UK GAAP in 2004 is set out below:

"Derivatives comprise, mainly, currency and interest rate swaps, forward rate agreements, foreign exchange forwards and financial futures and options. All transactions are undertaken for hedging purposes.

16. Derivative financial instruments (continued)

Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged. Consequently, profits and losses on the hedges are recognised on a similar accounting basis as the profits or losses on the underlying item or items being hedged. They are therefore recognised in the financial statements as adjustments to the profit or loss of the item or items being hedged. To the extent necessary to achieve a consistent timing of income recognition on the item or items being hedged, deferred gains or losses are included in the balance sheet under the headings "accruals and deferred income" and "prepayments and accrued income". Profits and losses on early termination of contracts that modify the characteristics of designated items are deferred and amortised over the remaining lives of the hedged items. Income and expenses on hedges are recognised as adjustments to interest receivable and interest payable.

When a derivative no longer represents a hedge, because either the underlying asset, liability or position has been extinguished or derecognised, it is restated to market value. Any profit or loss is accounted for in interest income or expense. It is then either redesignated as a hedge of a different asset, liability or position, is disposed of, or the position is otherwise closed, and accounted for accordingly. Where a derivative is no longer a hedge because it ceases to be effective, it is restated to market value and any profit or loss arising is deferred and amortised into interest income or expense over the remaining life of the item previously being hedged."

The table below shows the underlying principal amount and positive and negative fair values of derivatives by type of contract.

	Underlying principal amount	Positive book values	Negative book values	Positive fair values	Negative fair values
	£m	£m	£m	£m	£m
Interest rate derivatives:					
Interest rate swaps					
1 year or less	18,886.7	-	-	30.8	7.5
1 – 5 years	17,651.9	-	-	39.3	95.9
over 5 years	2,602.8	-	-	93.0	13.2
Equity index swaps					
1 year or less	1.0	-	-	-	-
1 – 5 years	179.0	-	-	4.9	4.4
Forward rate agreements					
1 year or less	35.3	-	-	-	-
1 – 5 years	50.0	-	-	-	-
Exchange traded futures					
1 year or less	211.3	-	-	-	1.4
	39,618.0	-	-	168.0	122.4
Currency derivatives					
Cross currency swaps					
1 year or less	1,574.3	9.1	111.4	9.1	102.8
1 – 5 years	5,907.9	215.0	268.2	242.4	255.9
over 5 years	710.0	21.0	60.7	20.8	61.2
Forward foreign exchange					
1 year or less	2,552.4	11.0	76.5	18.8	59.0
	10,744.6	256.1	516.8	291.1	478.9

16. Derivative financial instruments (continued)

The positive fair values in the table relating to 31 December 2004 above represent the gross replacement cost of the Group's derivatives and hence equate to the maximum gross loss it would incur if any party to the derivatives contract failed to perform to its terms. At 31 December 2004 the potential credit exposure after allowing for collateral received was £269.1m.

In addition to the derivatives disclosed above relating to 31 December 2004, there are a number of derivatives that have been entered into by the securitisation Special Purpose Entities (see note 19). These consist of interest rate swaps and cross currency swaps all with a term of over 5 years. The underlying principal amounts at 31 December 2004 were £1,636.1m and £14,810.2m. Positive book values amounted to £nil and £270.6m and negative book values amounted to £nil and £1,368.5m. Positive fair values were £42.7m and £275.4m and negative fair values were £0.3m and £1,367.1m.

Gains and losses on hedging derivatives

	Gains £m	Losses £m	Net £m
Unrecognised gains and losses on hedges			
At 1 January 2004	225.2	(130.0)	95.2
Arising in previous years recognised in 2004	(63.9)	50.4	(13.5)
Brought forward gains and losses not recognised in 2004	161.3	(79.6)	81.7
Arising in 2004 not recognised in 2004	86.7	(49.9)	36.8
At 31 December 2004	248.0	(129.5)	118.5
Of which:			
gains and losses expected to be recognised in 2005	96.3	(36.7)	59.6
gains and losses expected to be recognised in 2006 or later	151.7	(92.8)	58.9

	Gains £m	Losses £m	Net £m
Realised gains and losses on hedges			
At 1 January 2004	6.1	(14.5)	(8.4)
Realised gains and losses brought forward recognised in income in 2004	(6.1)	7.7	1.6
Brought forward realised gains and losses not recognised in income in 2004	–	(6.8)	(6.8)
Realised gains and losses in 2004 not recognised in income in 2004	2.0	(9.6)	(7.6)
At 31 December 2004	2.0	(16.4)	(14.4)
Of which:			
gains and losses expected to be recognised in 2005	2.0	(16.4)	(14.4)

16. Derivative financial instruments (continued)

The above tables show the gains and losses on derivative instruments used for hedging by the Group in 2004 that were, under UK GAAP, off balance sheet. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on balance sheet instruments.

	Interest rate swaps 2005 £m	Cross-currency swaps 2005 £m	Total 2005 £m	Interest rate swaps 2004 £m	Cross-currency swaps 2004 £m	Total 2004 £m
At I January	39,141.4	8,192.2	47,333.6	31,674.2	5,320.6	36,994.8
Adoption of IAS 39	1,636.1	14,810.2	16,446.3	-	-	-
New contracts	27,311.0	14,658.3	41,969.3	24,855.0	15,255.0	40,110.0
Matured, amortised and terminated contracts	(19,731.6)	(6,143.0)	(25,874.6)	(17,387.8)	(12,383.4)	(29,771.2)
At 31 December	48,356.9	31,517.7	79,874.6	39,141.4	8,192.2	47,333.6

17. Loans and advances to banks

	2005 £m	2004 £m
Fixed rate	4,558.5	3,041.7
Variable rate	515.3	632.5
	5,073.8	3,674.2

18. Loans and advances to customers

	2005 £m	2004 £m
Advances secured on residential property not subject to securitisation	**24,064.5**	27,000.7
Advances secured on residential property subject to securitisation	**38,356.3**	21,661.1
Total advances secured on residential property	**62,420.8**	48,661.8
Commercial secured advances not subject to securitisation	**743.5**	1,278.1
Commercial secured advances subject to securitisation	**779.8**	238.4
Total other secured advances	**1,523.3**	1,516.5
Unsecured loans not subject to securitisation	**5,788.6**	4,581.4
Unsecured investment loans	**507.2**	9.1
	70,239.9	54,768.8
Fixed rate	**49,177.6**	34,211.3
Variable rate	**21,062.3**	20,557.5
	70,239.9	54,768.8

19. Securitisation

The Group's results include the results and assets and liabilities of securitisation Special Purpose Entities ("SPEs") on a line by line basis. Under UK GAAP the SPEs were incorporated into the financial statements using linked presentation. Following the introduction of IFRS and a change in UK companies legislation, these SPEs are now treated as legal subsidiaries and consolidated on a line by line basis.

19. Securitisation (continued)

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by the SPEs from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation notes in issue at 31 December 2005 are as follows:

Securitisation company	Date of securitisation	Gross assets securitised £m	Notes in issue £m
Residential:			
Granite Mortgages 99-1 plc	1 October 1999	76.6	66.5
Granite Mortgages 00-1 plc	1 March 2000	228.1	213.1
Granite Mortgages 00-2 plc	25 September 2000	435.6	375.5
Granite Mortgages 01-1 plc	26 March 2001	666.0	641.1
Granite Mortgages 01-2 plc	28 September 2001	737.5	713.2
Granite Mortgages 02-1 plc	20 March 2002	1,378.8	1,366.3
Granite Mortgages 02-2 plc	23 September 2002	1,729.6	1,677.6
Granite Mortgages 03-1 plc	27 January 2003	1,992.3	1,981.3
Granite Mortgages 03-2 plc	21 May 2003	1,507.8	1,468.9
Granite Mortgages 03-3 plc	24 September 2003	1,417.4	1,372.3
Granite Mortgages 04-1 plc	28 January 2004	2,431.3	2,364.8
Granite Mortgages 04-2 plc	26 May 2004	2,642.9	2,587.1
Granite Mortgages 04-3 plc	22 September 2004	3,163.3	3,112.7
Granite Master Issuer plc	26 January 2005	4,007.7	4,000.4
Granite Master Issuer plc	25 May 2005	3,791.9	3,762.1
Granite Master Issuer plc	31 August 2005	549.3	582.2
Granite Master Issuer plc	21 September 2005	4,050.4	3,891.3
		30,806.5	30,176.4
Retained interest in Granite Finance Trustees Limited		9,967.4	
Less cash deposits held with Northern Rock plc		(2,198.0)	
Total residential		38,575.9	30,176.4
Commercial:			
Dolerite Funding No. 1 plc	24 June 2002	147.0	140.8
Retained interest in Dolerite Mortgages Trustee Limited		58.3	
Dolerite Funding No. 2 plc	18 July 2005	593.5	583.1
Retained interest in Dolerite Mortgages Trustee No. 2 Limited		227.7	
Less cash deposits held with Northern Rock plc		(57.2)	
Total commercial		969.3	723.9
Total		39,545.2	30,900.3

19. Securitisation (continued)

Gross assets securitised and notes in issue as presented above reconcile to amounts included in the the consolidated balance sheet within loans and advances to customers and debt securities in issue as follows:

	Gross assets securitised £m	Notes in issue £m
Total as above	39,545.2	30,900.3
Less cash deposits with third parties included within loans and advances to banks	(409.1)	
Less accrued interest on loan notes included within accruals and deferred income		(171.4)
Add loan notes issued by Whinstone Limited (see below)		427.5
Total advances subject to securitisation (see note 18)	39,136.1	
Total securitised notes as per consolidated balance sheet		31,156.4

At 31 December 2005 the SPEs had cash deposits with Northern Rock plc amounting to £2,255.2m (31 December 2004 - £1,396.0m). This balance is restricted in use to the repayment of the debt securities issued by the SPEs and other legal obligations.

On 15 November 2005, Northern Rock entered into a financial guarantee contract with Whinstone Limited, a special purpose entity, in respect of £ 423.0m of the first loss reserve funds held by the Granite securitisation entities repayable to Northern Rock only after repayment of all other liabilities. Whinstone Limited simultaneously issued credit linked notes to the value of £423.0m which are included within debt securities in issue at year end exchange rates where issued in currencies other than sterling.

In addition to the transactions above, Northern Rock assigned a portfolio of unsecured loans valued at £749.7m to Flint Receivables Trustees Limited on 8 December 2003. Flint Consumer Loans No. 1 Limited purchased an interest amounting to £595.0m in the trust on the same date, funded by the issue of asset backed notes. The noteholders have a proportionate interest in each balance in the portfolio, and at 31 December 2005 this interest amounted to £595.0m (2004 £595.0m). The funding giving rise to the noteholders' interest is included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

20. Covered bonds

Included within loans and advances to customers not subject to securitisation are £4,686.1m (2004 £1,977.6m) of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £3,830.4m (2004 £1,339.0m). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

21. Available for sale securities

	2005 £m	2004 £m
Debt securities at fair value		
Listed	**4,576.0**	-
Unlisted	**801.1**	-
	5,377.1	-
Fixed rate	**2,346.8**	-
Variable rate	**3,030.3**	-
	5,377.1	-

The movement in available for sale securities was as follows:

	£m
At 1 January 2005	-
Reclassification of financial instruments on introduction of IAS 39	4,966.1
Additions	11,156.3
Disposals (sales and redemptions)	(10,786.4)
Exchange differences	27.8
Net gains on changes in fair value	13.3
At 31 December 2005	5,377.1

Gains of £23.5m previously recognised in reserves have been transferred to the Group income statement on derecognition of available for sale securities.

22. Debt securities (under UK GAAP)

The information below is based on UK GAAP. The accounting policy used for debt securities, and for equity shares and other variable yield securities (see note 23) under UK GAAP in 2004 is set out below:

"Debt securities and equity shares ("securities") are held with the intention of use on a continuing basis and are stated at cost, adjusted to exclude accrued interest at the date of purchase, less provision for any permanent diminution in value. A similar adjustment for accrued interest is made on realisation. Where the adjusted purchase price differs from the nominal value, the premium or discount is amortised or released on an effective yield basis over the period to maturity.

22. Debt securities (under UK GAAP) (continued)

Securities sold subject to repurchase agreements are retained on the balance sheet where the Group retains the risks and rewards of ownership. Funds received under such agreements are included within deposits by banks or customer accounts. Securities purchased under a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership, and the purchase price is included within either loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest receivable or interest payable as appropriate."

2004

	Book value £m	Market value £m
Investment securities		
Issued by public bodies:		
Government securities	1,289.0	1,312.4
Issued by other issuers:		
Bank and building society certificates of deposit	456.2	456.2
Other debt securities.	2,997.0	3,014.0
	4,742.2	4,782.6
Listed	4,261.0	4,301.5
Unlisted	481.2	481.1
	4,742.2	4,782.6
Due within one year	761.9	
Due one year and over	3,980.3	
	4,742.2	
Unamortised premiums and discounts	42.7	

All debt securities were held with the intention of use on a continuing basis in the Group's activities and were classified as financial fixed assets at amortised cost.

23. Equity shares and other variable yield securities (under UK GAAP)

2004

	Book value £m	Market value £m
Investment securities		
Listed	539.4	554.9
Unlisted	36.2	36.2
	575.6	591.1

All equity shares and other variable yield securities were held with the intention of use on a continuing basis in the Group's activities and were classified as financial fixed assets at amortised cost.

24. Shares in group undertakings

	Company £m
Cost:	
At 1 January 2005	124.8
Distribution from subsidiary	(2.0)
At 31 December 2005	122.8
Impairments:	
At 1 January 2005 and 31 December 2005	4.3
Net book amount:	
At 31 December 2005	118.5
At 31 December 2004	120.5

The Company's interests in subsidiary undertakings are analysed as follows:

	2005 £m	2004 £m
Credit institutions	**50.0**	50.0
Other	**68.5**	70.5
	118.5	120.5

The principal subsidiaries of Northern Rock plc at 31 December 2005 are listed below, all of which operate in their country of incorporation or registration.

The following subsidiaries are directly held and wholly owned by the Company:

	Nature of business	**Country of incorporation**
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

The following companies are SPEs established in connection with the Group's securitisation programme (see note 19). Although the Company has no direct or indirect ownership interest in these companies, they are regarded as legal subsidiaries under UK companies legislation.

24. Shares in group undertakings (continued)

	Nature of business	Country of incorporation
Granite Mortgages 99-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 00-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 00-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-3 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-3 plc	Issue of securitised notes	England & Wales
Granite Master Issuer plc	Issue of securitised notes	England & Wales
Dolerite Funding No.1 plc	Issue of securitised notes	England & Wales
Dolerite Funding No.2 plc	Issue of securitised notes	England & Wales
Granite Finance Trustees Limited	Holding of interests in securitisations	Jersey
Granite Finance Funding Limited	Holding company	Jersey
Granite Finance Funding No.2 Limited	Holding company	England & Wales
Dolerite Mortgages Trustee Limited	Holding of interests in securitisations	Jersey
Dolerite Mortgages Trustee No. 2 Limited	Holding of interests in securitisations	Jersey
Whinstone Limited	Issue of credit linked notes	Jersey

The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. A full list of subsidiary undertakings at 31 December 2005 will be annexed to the Company's next Annual Return to be filed at Companies House.

25. Intangible assets

	Goodwill £m	Software £m	Total £m
2005			
Cost			
At 1 January 2005	35.8	75.3	111.1
Additions	-	21.8	21.8
At 31 December 2005	35.8	97.1	132.9
Impairment and amortisation			
At 1 January 2005	5.1	32.9	38.0
Charged in year	-	16.7	16.7
At 31 December 2005	5.1	49.6	54.7
Net book amount:			
At 31 December 2005	30.7	47.5	78.2

	Goodwill £m	Software £m	Total £m
2004			
Cost			
At 1 January 2004	35.8	53.2	89.0
Additions	-	22.1	22.1
At 31 December 2004	35.8	75.3	111.1
Amortisation and impairment			
At 1 January 2004	5.1	22.8	27.9
Charged in year	-	10.1	10.1
At 31 December 2004	5.1	32.9	38.0
Net book amount:			
At 31 December 2004	30.7	42.4	73.1

26. Property, plant and equipment

	Land and buildings					
	Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and vehicles £m	Assets in the course of construction £m	Total £m
2005						
Cost						
At 1 January 2005	77.5	19.9	5.0	105.9	23.1	231.4
Additions	0.2	-	2.3	17.7	6.9	27.1
Transfers	7.7	-	-	17.9	(25.6)	-
Disposals	(3.8)	-	(0.4)	(1.0)	-	(5.2)
At 31 December 2005	81.6	19.9	6.9	140.5	4.4	253.3
Depreciation						
At 1 January 2005	6.0	1.3	3.4	50.2	-	60.9
Charged in year	0.3	0.3	0.2	12.5	-	13.3
Adjustment arising on disposals	(0.4)	-	(0.3)	(0.8)	-	(1.5)
At 31 December 2005	5.9	1.6	3.3	61.9	-	72.7
Net book amount:						
At 31 December 2005	75.7	18.3	3.6	78.6	4.4	180.6

26. Property, plant and equipment (continued)

	Land and buildings					
	Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and vehicles £m	Assets in the course of construction £m	Total £m
2004						
Cost						
At 1 January 2004	78.4	12.0	5.5	97.2	5.7	198.8
Additions	3.0	7.3	0.1	9.6	18.3	38.3
Transfers	0.3	0.6	(0.6)	0.6	(0.9)	-
Disposals	(4.2)	-	-	(1.5)	-	(5.7)
At 31 December 2004	77.5	19.9	5.0	105.9	23.1	231.4
Depreciation						
At 1 January 2004	6.6	0.9	3.6	35.1	-	46.2
Charged in year	-	0.4	-	16.2	-	16.6
Adjustment arising on disposals	(0.6)	-	(0.2)	(1.1)	-	(1.9)
At 31 December 2004	6.0	1.3	3.4	50.2	-	60.9
Net book amount:						
At 31 December 2004	71.5	18.6	1.6	55.7	23.1	170.5

27. Deferred income tax asset

The full movement in deferred income tax recoverable was as follows:

	2005 £m	2004 £m
At 31 December 2004/2003	**14.1**	23.3
Adoption of IAS 32 and IAS 39	**62.1**	-
At 1 January	**76.2**	23.3
Income statement (charge)/credit	**(16.9)**	(12.1)
Deferred tax impact charged direct to reserves of:		
- net gains from changes in fair value of available for sale securities	**(6.0)**	-
- net profits on disposal of available for sale securities transferred to net income	**0.8**	-
- actuarial losses charged to statement of recognised income and expense	**5.6**	0.8
- share based payments	**(2.2)**	2.1
At 31 December	**57.5**	14.1

Deferred income tax assets and liabilities are attributable to the following items:

	2005 £m	2004 £m
Deferred income tax assets		
Pensions and other employee benefits	**30.0**	26.9
Provision for loan impairment	**24.3**	25.7
Derivatives and financial instruments	**86.4**	-
Other temporary differences	**18.6**	22.0
	159.3	74.6
Deferred income tax liabilities		
Excess of capital allowances over depreciation	**9.0**	9.3
Available for sale securities	**9.7**	-
Derivatives and financial instruments	**24.3**	-
Cashflow hedge	**3.8**	-
Other temporary differences	**55.0**	51.2
	101.8	60.5
Net deferred income tax asset	**57.5**	14.1

27. Deferred income tax asset (continued)

The deferred tax charge in the income statement comprises the following temporary differences:

	2005	2004
	£m	£m
Pensions and other employee benefits	**0.1**	-
Provision for loan impairment	**0.5**	(3.7)
Derivatives and financial instruments	**16.4**	-
Excess of capital allowances over depreciation	**(0.3)**	0.5
Other temporary differences	**0.2**	15.3
	16.9	12.1

Deferred income tax liabilities have not been established for tax that would be payable on the unremitted earnings of the Group's overseas subsidiaries. Unremitted earnings at 31 December 2005 totalled £34.5m (2004 £24.9m).

28. Deposits by banks

	2005	2004
	£m	£m
Amounts due to subsidiaries	**-**	-
Other deposits	**1,536.8**	1,201.6
	1,536.8	1,201.6

29. Customer accounts

	2005	2004
	£m	£m
Retail funds and deposits	**20,104.4**	17,290.2
Amounts due to subsidiaries	**-**	-
Other customer accounts	**3,568.2**	3,103.5
	23,672.6	20,393.7

30. Other debt securities in issue

	2005	2004
	£m	£m
Bonds and medium term notes	**9,134.5**	8,209.2
Other debt securities in issue	**8,013.3**	7,226.1
	17,147.8	15,435.3

31. Accruals and deferred income

	2005 £m	2004 £m
Accrued interest	**666.0**	627.0
Accruals on derivatives	**-**	15.3
Deferred income	**2.4**	13.7
Other accruals	**37.9**	23.5
	706.3	679.5

32. Subordinated liabilities

	2005 £m	2004 £m
Dated		
5.625% Subordinated bonds due 2015	**301.5**	300.0
11.734% Subordinated loan 2016	**28.2**	20.0
5.75% Subordinated bonds due 2017	**256.1**	250.0
10 3/8% Subordinated bonds due 2018	**50.7**	50.0
9 3/8% Subordinated bonds due 2021	**148.8**	149.3
Undated		
12 5/8% Perpetual subordinated notes	**-**	19.8
8% Undated subordinated notes	**-**	61.5
6.75% Fixed rate step-up undated subordinated notes	**-**	200.0
Floating rate undated subordinated notes	**-**	69.0
5.6% Undated subordinated notes	**-**	396.1
	785.3	1,515.7

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The 10 3/8% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The 9 3/8% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

The 12 5/8% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

32. Subordinated liabilities (continued)

The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15 June 2004 and may be subsequently redeemed in the ordinary course of business on coupon dates which fall on 15 March, 15 June, 15 September and 15 December.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US$ LIBOR.

The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30 April 2014.

All subordinated liabilities, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes, are denominated in sterling. All are ranked equally between and within issues.

Redemptions of any dated subordinated notes prior to their final maturity date and any undated subordinated notes are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

In accordance with the requirements of IAS 32, undated subordinated liabilities have been reclassified as non shareholders' equity with effect from 1 January 2005 (see note 35).

33. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. Deferred coupons can only be satisfied through the issue of Ordinary Shares.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

34. Reserve capital instruments

The reserve capital instruments were issued for a value of £200m on 21 September 2000 and are undated. A further £100m was issued in May 2001. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which, at Northern Rock's option, will be achieved either by the payment of cash directly, or by the issue of Ordinary Shares in Northern Rock which, when sold by a trustee in the market, will produce an amount equal to the cash payment. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. Deferred coupons and any interest accruing thereon can only be satisfied through the issue of Ordinary Shares.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital, as defined by the Financial Services Authority. Any excess is allocated to Upper Tier 2 capital.

In accordance with the requirements of IAS 32, reserve capital instruments have been reclassified as non shareholders' equity with effect from 1 January 2005.

Since this date coupons on these notes are treated as appropriations. Prior to this date coupons were treated as interest payable.

35. Subordinated notes

	2005 £m	2004 £m
12 5/8% Perpetual subordinated notes	**19.8**	-
8% Undated subordinated notes	**62.1**	-
6.75% Fixed rate step-up undated subordinated notes	**195.4**	-
Floating rate undated subordinated notes	**66.0**	-
5.6% Undated subordinated notes	**393.2**	-
	736.5	-

In accordance with the requirements of IAS 32, undated subordinated liabilities have been reclassified as non shareholders' equity with effect from 1 January 2005, as there is no contractual obligation to pay the interest coupon. Details of all issues remain unchanged from those disclosed in note 32. Coupons on these notes are treated as appropriations.

All subordinated notes, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes are denominated in sterling. All are ranked equally between and within issues and equally with the subordinated liabilities.

Redemptions of any subordinated notes are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated notes are subordinated to the claims of other creditors.

36. Called up share capital

	Ordinary Shares of 25p each Number	Foundation Shares of 25p each Number	Total Number	Ordinary Shares of 25p each £m	Foundation Shares of 25p each £m	Total £m
Authorised: At 31 December 2005 and 31 December 2004	614.0m	104.5m	718.5m	153.5	26.1	179.6
Issued and fully paid: At 31 December 2005 and 31 December 2004	421.2m	74.4m	495.6m	105.3	18.6	123.9

The Foundation Shares are held by The Northern Rock Foundation. These shares carry no rights to dividends but rank pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carry no rights to dividends, they have been omitted in the calculation of earnings per share (see note 14). These shares do not confer any rights in relation to attendance or voting at any general meeting of the Company.

37. Reserves

Share premium account and capital redemption reserve

	Share premium account £m	Capital redemption reserve £m
At 1 January 2005 and 31 December 2005	6.8	7.3

Other reserves

	2005 £m	2004 £m
Revaluation reserve – available for sale investments	**26.0**	-
Hedging reserve – cash flow hedges	**-**	-
Cumulative actuarial gains and losses	**(14.9)**	(2.0)
	11.1	(2.0)

37. Reserves (continued)

Movements in reserves are as follows:

Revaluation reserve – available for sale investments

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	27.0
Balance at 1 January 2005	27.0
Net gains/(losses) from changes in fair value	21.3
Net profits on disposal transferred to net income	(23.5)
Current income taxes	6.4
Deferred income taxes	(5.2)
Balance at 31 December 2005	26.0

Hedging reserve – cash flow hedges

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	8.8
Balance at 1 January 2005	8.8
Net losses from changes in fair value	(12.5)
Current income taxes	3.7
Balance at 31 December 2005	-

Cumulative actuarial gains and losses

	£m
Balance at 31 December 2004	(2.0)
Amounts charged to statement of recognised income and expense (see note 7)	(18.5)
Deferred income taxes	5.6
Balance at 31 December 2005	(14.9)

38. Retained earnings

	£m
Balance at 31 December 2004	1,401.6
Adoption of IAS 32 and IAS 39	(179.7)
Balance at 1 January 2005	1,221.9
Profit for the year	300.7
Dividends paid (see note 13)	(113.8)
Adjustment in respect of own shares	17.7
Balance at 31 December 2005	1,426.5

38. Retained earnings (continued)

The amounts deducted from the retained earnings in respect of own shares, which are held at cost, are as follows:

	31 December 2005 £m	31 December 2004 £m
Own shares in relation to employee share schemes	**42.5**	55.3

Movements in the amount deducted from retained earnings in respect of own shares are as follows:

	2005 £m	2004 £m
At 1 January	**55.3**	58.2
Purchases of shares	**10.2**	6.0
Use of shares on exercise of employee options and for other employee share plans	**(23.0)**	(8.9)
	42.5	55.3

The credit to retained earnings is as follows:

	2005 £m	2004 £m
Value of employee services	**10.8**	7.9
Cash received on exercise of employee options and for other employee share plans	**16.3**	3.4
Deferred income tax impact of share based payments	**(2.2)**	2.1
Current income tax impact of share based payments	**3.0**	1.5
Purchase of shares	**(10.2)**	(6.0)
	17.7	8.9

39. Financial risk management

Strategy in using financial instruments

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge risk exposure, and the Group takes no trading positions in derivatives.

The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. The intention is to only use derivatives to create economically effective hedges. However, because of the specific requirements of IAS 39 to obtain hedge accounting, not all economic hedges are designated as accounting hedges, either because natural accounting offsets are expected or because obtaining hedge accounting would be especially onerous.

39. Financial risk management (continued)

a) Fair value hedges

The Group designates a number of derivatives as fair values hedges. In particular the Group has three approaches establishing relationships for:

i) Hedging the interest rate and foreign currency exchange rate risk of non-prepayable, foreign-currency denominated fixed rate assets or liabilities on a one-for-one basis with fixed/floating or floating/fixed cross currency interest rate swaps.

ii) Hedging of interest rate risk of a single currency portfolio of sterling, US Dollar and Euro non-prepayable fixed rate assets/liabilities on a one-for-one basis with vanilla fixed/floating or floating/fixed interest rate swaps.

iii) Hedging the interest rate risk of a portfolio of prepayable fixed rate assets with interest rate derivatives. This solution is used to establish a macro fair value hedge for derivatives hedging fixed rate mortgages. The Group believes this solution is the most appropriate as it is consistent with its policy for hedging fixed rate mortgages on an economic basis.

The total fair value of derivatives included within fair value hedges at 31 December 2005 was £163.3m.

b) Cash flow hedges

At present the Group does not designate any derivatives as cash flow hedges.

c) Net investment hedges

At present the Group does not designate any derivatives as net investment hedges.

Risk management

Risk management is a fundamental part of Northern Rock's strategy, which focuses on profitable growth with a low risk profile. The Group's risk management strategy is to manage risk exposures through comprehensive and integrated risk management processes within each section of the business as part of a framework of delegated responsibility and structured reporting. The Board of Directors has full responsibility for approving and reviewing the main risks undertaken by the Group.

In order to manage and control its risks, the Group has implemented a comprehensive set of policies and procedures. It has put in place appropriate systems to identify risk, and then to assess, measure, monitor and report those risks. A series of policies and procedures exist to define the Group's levels of risk tolerance, containing risk limits and lines of authority and responsibility. These form the basis for risk management structures throughout the business with clear terms of reference. Furthermore, the Group has established strong systems of internal control that comply fully with the requirements of the Financial Services and Markets Act 2000, the Financial Services Authority and the London Stock Exchange.

In accordance with the policies and procedures, the Board of Directors has established a Risk Committee consisting of four Non-Executive Directors and the Executive Directors. The Risk Committee is responsible for the supervision of the Group's risk management processes. It has delegated responsibility for the daily management and review of balance sheet risk profile and review of operational risk to Management Board ALCO, consisting of executive management from all the main business functions.

39. Financial risk management (continued)

Operational risk

Operational risk is the risk of business opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events.

Management Board directors and senior line managers are primarily responsible for ensuring effective operational risk management exists within their areas – in particular, the setting of tolerances, monitoring and reporting of operational risks. Where appropriate, Northern Rock establishes suitable cost-effective processes to mitigate or transfer operational risk exposures.

Operational risks are controlled and managed on a decentralised basis, with responsibility and authority to mitigate these risks delegated to the relevant line management. Northern Rock's support functions provide corporate policies, processes and reporting mechanisms as appropriate to the "front line" functions for the range of operational risks faced.

Credit risk

Credit risk is the exposure to loss if another party fails to meet its financial obligations to the Company, including failing to perform them in a timely manner. It arises from both on and off balance sheet items.

Within the Group Treasury function, the overall policy is to minimise credit risk through the use of operational credit limits, credit authorisation and credit control and review. Credit limits authorised by Executive Management are established for specified counterparties. These limits are based on a number of factors including external and internal ratings and capital of Northern Rock plc. Group limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure to either a single counterparty or group of closely-related counterparties. Country limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated through the use of collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Retail credit risk is controlled and monitored through the use of operational limits, credit authorisation procedures, credit risk scorecards, credit control and review processes, to achieve a planned credit risk profile (relative to the associated economic rewards).

Credit score systems are used as the primary basis for evaluating the risk reward profile of the retail credit risk stance as they are able to differentiate the risk of secured and unsecured loans, both at individual transaction and portfolio levels. Behavioural scoring is used to monitor the performance of the residential secured and unsecured loan books.

The Credit director monitors credit risk limits on the residential secured and unsecured lending books. The Credit Risk Monitoring Group monitors exposures on these books.

Maximum credit risk exposure at 31 December 2005 approximates to the carrying value for all assets apart from loans and advances to customers, where the carrying value includes an adjustment in respect of hedged interest rate risk. The credit risk exposure in respect of these loans is therefore £163.9m lower than the carrying value. Cash collateral held against credit risk at 31 December 2005 amounted to £274.4m.

39. Financial risk management (continued)

Interest rate risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic re-pricing of assets and liabilities. Northern Rock also offers fixed-rate residential mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing penalty charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on 31 December 2005 would result in a decrease of £32.4m (2004 £33.0m) and an increase of £28.4m (2004 £27.0m), respectively, in planned net interest income for the twelve months to 31 December 2006.

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.

In the 2005 table the carrying amounts of derivative financial instruments are included in other assets and other liabilities under the heading non interest bearing funds.

39. Financial risk management (continued)

2005

	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	17.9	-	-	-	-	51.3	69.2
Loans and advances to banks	5,046.8	19.5	7.5	-	-	-	5,073.8
Loans and advances to customers	26,343.3	7,279.2	9,865.3	24,431.6	2,320.5	-	70,239.9
Investment securities	3,419.2	25.2	144.1	1,541.9	246.7	-	5,377.1
Other assets	-	-	-	-	-	1,948.5	1,948.5
Total assets	34,827.2	7,323.9	10,016.9	25,973.5	2,567.2	1,999.8	82,708.5
Liabilities							
Deposits by banks	1,402.2	81.6	46.0	7.0	-	-	1,536.8
Customer accounts	18,279.2	1,275.2	2,247.5	1,870.7	-	-	23,672.6
Debt securities in issue	45,936.0	710.7	245.7	2,082.5	3,159.7	-	52,134.6
Subordinated liabilities	-	-	-	301.4	483.9	-	785.3
Tier one notes	-	-	-	-	223.9	-	223.9
Other liabilities	-	-	-	-	-	1,743.9	1,743.9
Shareholders' equity	-	-	-	-	-	1,575.6	1,575.6
Non shareholders' equity	-	-	-	-	-	1,035.8	1,035.8
Total liabilities	65,617.4	2,067.5	2,539.2	4,261.6	3,867.5	4,355.3	82,708.5
Total interest rate sensitivity gap	(30,790.2)	5,256.4	7,477.7	21,711.9	(1,300.3)	(2,355.5)	-
Cumulative interest rate sensitivity gap	(30,790.2)	(25,533.8)	(18,056.1)	3,655.8	2,355.5	-	-

39. Financial risk management (continued)

2004

	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	11.1	-	-	-	-	54.2	65.3
Loans and advances to banks	3,659.7	12.0	2.5	–	–	–	3,674.2
Loans and advances to customers	24,355.7	4,682.7	6,290.9	18,010.7	1,428.8	–	54,768.8
Investment securities	3,422.2	33.0	76.3	1,012.5	773.8	–	5,317.8
Other assets	–	–	–	–	–	1,054.8	1,054.8
Total assets	31,448.7	4,727.7	6,369.7	19,023.2	2,202.6	1,109.0	64,880.9
Liabilities							
Deposits by banks	1,024.0	106.1	67.5	4.0	–	–	1,201.6
Customer accounts	12,787.0	2,185.1	3,518.8	1,902.8	–	–	20,393.7
Debt securities in issue	35,608.3	1,230.3	368.2	1,457.4	200.0	–	38,864.2
Subordinated liabilities	68.3	457.7	–	–	989.7	–	1,515.7
Reserve capital instruments	–	–	–	–	300.0	–	300.0
Tier one notes	–	–	–	–	200.0	–	200.0
Other liabilities	–	–	–	–	–	868.1	868.1
Shareholders' equity	–	–	–	–	–	1,537.6	1,537.6
Total liabilities	49,487.6	3,979.2	3,954.5	3,364.2	1,689.7	2,405.7	64,880.9
Off balance sheet items affecting interest rate sensitivity	(14,121.4)	812.0	976.4	12,662.1	(329.1)	–	–
	35,366.2	4,791.2	4,930.9	16,026.3	1,360.6	2,405.7	64,880.9
Total interest rate sensitivity gap	(3,917.5)	(63.5)	1,438.8	2,996.9	842.0	(1,296.7)	-
Cumulative interest rate sensitivity gap	(3,917.5)	(3,981.0)	(2,542.2)	454.7	1,296.7	-	-

39. Financial risk management (continued)

The table below summarises the effective interest rate for financial instruments not carried at fair value through profit and loss:

	2005 %	2004 %
Assets		
Cash and balances with central banks	**0.4**	0.3
Loans and advances to banks	**4.4**	4.4
Loans and advances to customers	**5.8**	5.4
Investment securities	**4.5**	4.3
Liabilities		
Deposits by banks	**3.5**	3.1
Customer accounts	**4.4**	4.2
Debt securities in issue	**4.8**	4.7
Subordinated liabilities	**7.0**	6.2
Reserve capital instruments	**n/a**	6.6
Tier one notes	**7.0**	6.5

Subordinated notes and reserve capital instruments are excluded from the table for 2005 as under IAS 32 they have been reclassified as equity from 1 January 2005.

Liquidity risk

Liquidity risks arises from the mismatch in the cashflows generated from current and expected assets, liabilities and derivatives. The Board has policies to ensure that the Group is able to meet retail withdrawals, repay wholesale borrowings as they fall due and to meet current lending requirements. This is achieved by managing a diversified portfolio of high quality liquid assets and a balanced maturity profile of liquid assets, wholesale and retail funds.

The table below analyses the Group's assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to contractual maturity date.

39. Financial risk management (continued)

2005

	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Assets						
Cash and balances with central banks	12.1	-	-	-	57.1	69.2
Derivative financial instruments	221.3	88.1	107.8	773.6	259.0	1,449.8
Loans and advances to banks	5,046.8	19.5	7.5	-	-	5,073.8
Loans and advances to customers	872.9	467.4	967.0	9,413.2	58,519.4	70,239.9
Investment securities	575.9	79.5	198.9	2,588.3	1,934.5	5,377.1
Other assets	101.4	8.0	17.0	54.4	317.9	498.7
Total assets	6,830.4	662.5	1,298.2	12,829.5	61,087.9	82,708.5
Liabilities						
Deposits by banks	1,231.2	81.6	46.0	74.9	103.1	1,536.8
Customer accounts	18,148.5	1,394.5	2,245.4	1,884.2	-	23,672.6
Derivative financial instruments	110.2	67.7	130.6	457.4	80.2	846.1
Debt securities in issue	8,911.4	1,309.8	1,796.1	6,037.0	34,080.3	52,134.6
Subordinated liabilities	-	-	-	-	785.3	785.3
Tier one notes	-	-	-	-	223.9	223.9
Other liabilities	588.8	161.2	73.5	1.4	72.9	897.8
Total liabilities	28,990.1	3,014.8	4,291.6	8,454.9	35,345.7	80,097.1
Net liquidity gap	(22,159.7)	(2,352.3)	(2,993.4)	4,374.6	25,742.2	2,611.4

39. Financial risk management (continued)

2004

	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Total assets	5,118.0	67.7	1,167.8	10,124.5	47,909.9	64,880.9
Total liabilities	20,579.1	1,309.8	5,971.3	8,213.6	24,613.6	63,343.3
Net liquidity gap	(15,461.1)	(3,405.0)	(4,803.5)	1,910.0	23,296.3	1,537.6

Currency risk

Currency risk arises as a result of the Group having assets, liabilities and derivative items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding.

In addition to raising funds through sterling money markets, capital markets and domestic retail savings market, the Group raises funds through issuing non-sterling denominated commercial paper, certificates of deposit, medium-term debt securities (including securitised notes and covered bonds) and retail funds. The Group's policy is to fully mitigate any exchange rate exposures by using cross currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency.

39. Financial risk management (continued)

The table below gives values of assets and liabilities at sterling carrying values denominated in different currencies at the balance sheet date.

2005

	US$	€	Other	Total
	£m	£m	£m	£m
Assets				
Cash and balances with central banks	-	17.9	-	17.9
Derivative financial instruments	0.5	0.9	-	1.4
Loans and advances to banks	454.6	71.2	-	525.8
Loans and advances to customers	299.8	184.1	-	483.9
Investment securities	560.0	976.1	-	1,536.1
Other assets	2.8	1.2	-	4.0
Total assets	1,317.7	1,251.4	-	2,569.1
Liabilities				
Deposits by banks	523.6	538.4	-	1,062.0
Customer accounts	378.3	1,096.2	-	1,474.5
Derivative financial instruments	0.1	2.9	-	3.0
Debt securities in issue	18,450.3	16,696.7	653.0	35,800.0
Other liabilities	102.0	134.3	2.6	238.9
Total liabilities	19,454.3	18,468.5	655.6	38,578.4
Net position	(18,136.6)	(17,217.1)	(655.6)	(36,009.3)

39. Financial risk management (continued)

2004

	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	-	11.1	-	11.1
Loans and advances to banks	478.9	51.7	-	530.6
Loans and advances to customers	223.1	189.3	-	412.4
Investment securities	613.1	1,359.8	-	1,972.9
Other assets	14.7	24.8	-	39.5
Total assets	1,329.8	1,636.7	-	2,966.5
Liabilities				
Deposits by banks	494.0	264.7	20.0	778.7
Customer accounts	60.9	755.4	-	816.3
Debt securities in issue	13,509.6	10,787.3	257.6	24,554.5
Subordinated liabilities	526.7	-	-	526.7
Other liabilities	26.9	33.1	-	60.0
Total liabilities	14,618.1	11,840.5	277.6	26,736.2
Net position	(13,288.3)	(10,203.8)	(277.6)	(23,769.7)

Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at their fair value. Assets are presented at bid prices, whereas offer prices are used for liabilities.

	Carrying value		Fair value	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Financial assets				
Cash and balances with central banks	**69.2**	65.3	**69.2**	65.3
Loans and advances to banks	**5,073.8**	3,674.2	**5,073.8**	3,674.2
Loans and advances to customers	**70,239.9**	54,768.8	**69,251.4**	53,995.7
Investment securities	**n/a**	5,319.1	**n/a**	5,373.7
Financial liabilities				
Deposits by banks	**1,536.8**	1,218.3	**1,536.8**	1,219.5
Customer accounts	**23,672.6**	20,402.8	**23,699.8**	20,421.9
Debt securities in issue	**52,134.6**	37,580.7	**52,134.6**	37,756.6
Subordinated liabilities	**785.3**	1,455.0	**903.6**	1,620.9
Tier one notes	**223.9**	200.0	**245.2**	233.7
Reserve capital instruments	**n/a**	300.0	**n/a**	365.3

39. Financial risk management (continued)

Investment securities are excluded from the table for 2005 as they are classified as available for sale and carried at fair value on the balance sheet from 1 January 2005. Subordinated notes and reserve capital instruments are excluded from the table for 2005 as under IAS 32 they have been reclassified as equity from 1 January 2005.

Valuation methods for calculations of fair values in this table are set out below:

Cash and balances with central banks

Fair value approximates to carrying value because they have minimal credit losses and are either short term in nature or re-price frequently.

Loans and advances to banks

Fair value was estimated by using discounted cash flows applying either market rates where practicable or rates offered by other financial institutions for loans with similar characteristics. The fair value of floating rate placements, fixed rate placements with less than six months to maturity and overnight deposits is their carrying amount.

Loans and advances to customers

The Group provides loans of varying rates and maturities to customers. The fair value of loans with variable interest rates is considered to approximate to carrying value. For loans with fixed interest rates, fair value was estimated by discounting cash flows using market rates or rates normally offered by the Group.

Deposits by banks and customer accounts

Fair values of deposit liabilities repayable on demand or with variable interest rates are considered to approximate to carrying value. The fair value of fixed interest deposits with less than six months to maturity is their carrying amount. The fair value of all other deposit liabilities was estimated using discounted cash flows, applying either market rates or rates currently offered by the Group for deposits of similar remaining maturities.

Debt securities in issue, subordinated liabilities and tier one notes

Fair values are based on quoted prices where available, or by using discounted cash flows, applying market rates.

40. Guarantees and other financial commitments

1) The Company has an obligation under the Building Societies Act 1986, as successor company to Northern Rock Building Society, to honour the financial commitments of its subsidiaries and associated bodies linked by resolution, incurred prior to 11 June 1996 insofar as those bodies are unable to discharge them out of their own assets. The Company has agreed to continue this obligation in respect of liabilities of Northern Rock (Guernsey) Limited.

2) The Company has given indemnities to the National House Building Council in respect of certain of its house building operations.

3) Capital commitments at 31 December in respect of authorised expenditure were as follows:

40. Guarantees and other financial commitments (continued)

	2005 £m	2004 £m
Contracted for	**22.0**	6.2

4) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

	2005 £m	2004 £m
Land and buildings		
Leases which expire:		
Within one year	**0.1**	0.1
In one to five years	**0.8**	0.8
Over five years	**3.3**	2.0
	4.2	2.9
Other operating leases		
Leases which expire:		
Within one year	**0.1**	0.4
In one to five years	**4.1**	4.8
	4.2	5.2

5) Memorandum items

	2005 £m	2004 £m
Commitments:		
Irrevocable undrawn loan facilities	**2,100.3**	1,488.5
Unpaid share capital of subsidiary company	**-**	-
	2,100.3	1,488.5

41. Related party transactions

A number of banking transactions are entered into with related parties as part of normal banking business. These include loans and deposits. The volumes of related party transactions, outstanding balances at the year end and related income and expense for the year are set out below.

	Directors and key management personnel		Associated companies	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Loans				
Loans outstanding at 1 January	**5.5**	4.2	-	-
Net amounts advanced / (repaid)	**(0.1)**	1.3	-	-
Loans outstanding at 31 December	**5.4**	5.5	-	-
Interest income earned paid	**0.3**	0.2	-	-
Deposits				
Deposits outstanding at 1 January	**1.4**	0.8	-	-
Net amounts deposited / (repaid)	**0.4**	0.6	-	-
Deposits outstanding at 31 December	**1.8**	1.4	-	-
Interest income earned	**0.1**	-	-	-

	2005	2004
	£m	£m
Directors and key management personnel		
Salaries and other short term benefits	**8.2**	6.5
Post-employment benefits	**0.6**	0.5
Share-based payments	**5.9**	5.3
	14.7	12.3

The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2005 amounted to £24.7m (2004 £21.6m). At 31 December 2005 the commitment in respect of amounts not yet paid was £10.0m (2004 £11.6m).

The Company owns Northern Rock (Guernsey) Limited, which operates as a retail deposit taker. The net funding borrowed by the Company from Northern Rock (Guernsey) Limited during the year amounted to £138.2m (2004 net funding repaid £10.1m).

During the year the Company received £0.3m (2004 £0.2m) from Northern Rock Mortgage Indemnity Company Limited in settlement of mortgage indemnity insurance claims.

During the year the Company borrowed a net £9,050.2m (2004 £8,278.1m) from its securitisation SPEs (see note 19), being the net proceeds from securitisation transactions in the year.

42. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	2005 £m	2004 £m
Cash and balances with central banks	**12.1**	10.2
Loans and advances to banks	**4,934.1**	3,030.9
Loans and advances to customers	**23.2**	9.1
Investment securities	**301.7**	307.6
	5,271.1	3,357.8

43. Reconciliation of equity between IFRS and UK GAAP

The following reconciliations provide a quantification of the effect of transition to IFRS. These are provided for the Group only in notes 43 to 46, as those for the Company are not significantly different from the Group disclosures.

Summary of Equity

	Note	1 January 2004 £m	31 December 2004 £m
Total equity as reported under UK GAAP		1,339.9	1,541.9
Restatement of goodwill	44g	-	3.6
Reversal of pension prepayment under UK GAAP	44k	(30.6)	(29.0)
Restatement of retirement benefits under IAS 19	44p	(47.3)	(52.5)
Total Pension fund adjustment		(77.9)	(81.5)
Property impairment	44h	3.9	4.7
Reinstatement of de-recognised liabilities	44l	(51.7)	(51.7)
Dividends	44n	65.3	74.7
Recognition of deferred tax in accordance with IAS 12		23.3	14.1
Reversal of deferred tax recognised under UK GAAP	44p	19.0	31.8
Total tax effect of above		42.3	45.9
Total equity under IFRS		1,321.8	1,537.6

44. Balance sheet reconciliations between IFRS and UK GAAP

1 January 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Assets				
Cash and balances with central banks	44a	11.6	47.2	58.8
Derivative financial instruments		-	-	-
Loans and advances to banks	44b	3,450.2	1,153.2	4,603.4
Loans and advances to customers not subject to securitisation	44c	27,355.8	(27,355.8)	-
Loans and advances to customers subject to securitisation	44d	15,678.7	(15,678.7)	-
Less: non-recourse finance	44e	(14,832.4)	14,832.4	-
		28,202.1	(28,202.1)	-
Loans and advances to customers	44f	-	41,847.4	41,847.4
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,185.5	-	4,185.5
Equity shares and other variable yield securities		410.8	-	410.8
Intangible assets	44g	30.7	30.4	61.1
Property, plant and equipment	44h	179.1	(26.5)	152.6
Deferred income tax asset	44i	-	23.3	23.3
Other assets	44j	76.6	(5.2)	71.4
Prepayments and accrued income	44k	564.8	(30.6)	534.2
Total assets		37,111.4	14,837.1	51,948.5
Liabilities				
Deposits by banks		1,461.5	-	1,461.5
Customer accounts	44l	18,797.3	51.7	18,849.0
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes	44m	-	14,868.3	14,868.3
Covered bonds		-	-	-
Other	44m	13,060.1	(3.6)	13,056.5
Other liabilities	44n	285.0	(203.3)	81.7
Current taxation liabilities		53.8	-	53.8
Accruals and deferred income	44o	475.3	113.8	589.1
Provisions for liabilities and charges	44p	19.0	28.3	47.3
Subordinated liabilities		1,119.5	-	1,119.5
Reserve capital instruments		300.0	-	300.0
Tier one notes		200.0	-	200.0
Total liabilities		35,771.5	14,855.2	50,626.7

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

1 January 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves		-	-	-
Retained earnings		1,201.9	(18.1)	1,183.8
Total equity attributable to equity shareholders	43	1,339.9	(18.1)	1,321.8
Non shareholders' funds				
Reserve capital instruments		-	-	-
Subordinated notes		-	-	-
Total non shareholders' funds		-	-	-
Total equity		1,339.9	(18.1)	1,321.8
Total equity and liabilities		37,111.4	14,837.1	51,948.5

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

31 December 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Assets				
Cash and balances with central banks	44a	10.2	55.1	65.3
Derivative financial instruments		-	-	-
Loans and advances to banks	44b	3,305.4	368.8	3,674.2
Loans and advances to customers not subject to securitisation	44c	32,869.3	(32,869.3)	-
Loans and advances to customers subject to securitisation	44d	22,339.2	(22,339.2)	-
Less: non-recourse finance	44e	(22,103.7)	22,103.7	-
		33,104.8	(33,104.8)	-
Loans and advances to customers	44f	-	54,768.8	54,768.8
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,742.2	-	4,742.2
Equity shares and other variable yield securities		575.6	-	575.6
Intangible assets	44g	27.1	46.0	73.1
Property, plant and equipment	44h	208.2	(37.7)	170.5
Deferred income tax asset	44i	-	14.1	14.1
Other assets	44j	69.6	8.6	78.2
Prepayments and accrued income	44k	746.9	(28.0)	718.9
Total assets		42,790.0	22,090.9	64,880.9
Liabilities				
Deposits by banks		1,201.6	-	1,201.6
Customer accounts	44l	20,342.0	51.7	20,393.7
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes	44m	-	22,089.9	22,089.9
Covered bonds	44m	1,340.8	(1.8)	1,339.0
Other	44m	15,440.8	(5.5)	15,435.3
Other liabilities	44n	275.6	(199.5)	76.1
Current taxation liabilities		60.0	-	60.0
Accruals and deferred income	44o	539.8	139.7	679.5
Provisions for liabilities and charges	44p	31.8	20.7	52.5
Subordinated liabilities		1,515.7	-	1,515.7
Reserve capital instruments		300.0	-	300.0
Tier one notes		200.0	-	200.0
Total liabilities		41,248.1	22,095.2	63,343.3

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

31 December 2004	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£m	£m	£m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves	44q	-	(2.0)	(2.0)
Retained earnings		1,403.9	(2.3)	1,401.6
Total equity attributable to equity shareholders	43	1,541.9	(4.3)	1,537.6
Non shareholders' funds				
Reserve capital instruments		-	-	-
Subordinated notes		-	-	-
Total non shareholders' funds		-	-	-
Total equity		1,541.9	(4.3)	1,537.6
Total equity and liabilities		42,790.0	22,090.9	64,880.9

Explanation of the effect of the transition to IFRS

The following explains the material balance sheet adjustments.

a) Cash and balances with central banks

	1 January 2004	31 December 2004
	£m	£m
Reclassification of Cash Ratio Deposit held with Bank of England and Central Bank of Ireland	47.2	55.1

The Group has reclassified the Cash Ratio Deposit held with the Bank of England and Central Bank of Ireland from loans and advances to banks to cash and balances with central banks.

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

b) Loans and advances to banks

	1 January 2004 £m	31 December 2004 £m
Reclassification of Cash Ratio Deposit held with Bank of England and Central Bank of Ireland	(47.2)	(55.1)
Reclassification of securitisation vehicle balance sheets	1,200.4	423.9
Total impact – increase in loans and advances to banks	1,153.2	368.8

The Group has reclassified the cash ratio deposit held with the Bank of England and Central Bank of Ireland from loans and advances to banks to cash and balances with central banks. In addition, cash held by the securitisation vehicles has been reclassified as loans and advances to banks.

c) Loans and advances not subject to securitisation

	1 January 2004 £m	31 December 2004 £m
Reclassification of loans and advances not subject to securitisation	(27,355.8)	(32,869.3)

The Group has reclassified loans and advances to customers not subject to securitisation as loans and advances to customers.

d) Loans and advances subject to securitisation

	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	(15,678.7)	(22,339.2)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. This results in the reclassification of loans and advances subject to securitisation.

e) Non-recourse finance

	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	14,832.4	22,103.7

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. Non-recourse finance, shown as a deduction from loans and advances to customers under UK GAAP is included in debt securities in issue under IFRS.

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

f) Loans and advances to customers

	1 January 2004 £m	31 December 2004 £m
Reclassification of loans and advances not subject to securitisation	27,355.8	32,869.3
Reclassification of loans and advances subject to securitisation	14,491.6	21,899.5
Total impact – increase in loans and advances to customers	41,847.4	54,768.8

g) Intangible assets

	1 January 2004 £m	31 December 2004 £m
Reclassification of computer software as intangible asset	30.4	42.4
Reversal of goodwill amortisation	-	3.6
Total impact – increase in intangible assets	30.4	46.0

In accordance with IAS 38, computer software has been reclassified from property, plant and equipment to intangible fixed assets. Under IFRS goodwill is not amortised, but is subject to annual impairment reviews.

h) Property, plant and equipment

	1 January 2004 £m	31 December 2004 £m
Reclassification of computer software as intangible asset	(30.4)	(42.4)
Restatement of properties to fair value as deemed cost	3.9	4.7
Total impact – decrease in property, plant and equipment	(26.5)	(37.7)

In accordance with IAS 38, computer software has been reclassified from Property, Plant and Equipment to intangible fixed assets.

Management has applied the fair value as deemed cost exemption in respect of various properties.

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

i) Deferred income tax asset

	1 January 2004 £m	31 December 2004 £m
Impact of recognising deferred tax in accordance with IAS 12	23.3	14.1

The Group has recalculated deferred tax in accordance with IAS 12. IAS 12 allows a net presentation of deferred tax assets and liabilities only when certain criteria are met. This adjustment recognises the gross presentation required by IAS 12.

j) Other assets

	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	(5.2)	8.6

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

k) Prepayments and accrued income

	1 January 2004 £m	31 December 2004 £m
Reversal of pension prepayment under UK GAAP	(30.6)	(29.0)
Reclassification of securitisation vehicle balance sheets	-	1.0
Total impact – decrease in prepayments and accrued income	(30.6)	(28.0)

Under UK GAAP there is a SSAP 24 prepayment in relation to the defined benefit section of the pension scheme. Under IAS 19 the basis of accounting for pension schemes is fundamentally different and the prepayment is no longer applicable.

l) Customer accounts

	1 January 2004 £m	31 December 2004 £m
Restatement of derecognised liabilities	51.7	51.7

Previously derecognised liabilities have been restated on the balance sheet to the extent that the liability has not been contractually discharged.

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

m) Debt securities in issue

	1 January 2004 £m	31 December 2004 £m
Reclassification of debt securities issued by securitisation vehicles	14,868.3	22,089.9
Reclassification of issue costs	(3.6)	(7.3)
Total impact – increase in debt securities in issue	14,864.7	22,082.6

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. Non-recourse finance, shown as a deduction from loans and advances to customers under UK GAAP is included in debt securities in issue under IFRS.

n) Other liabilities

	1 January 2004 £m	31 December 2004 £m
Restatement of dividends in accordance with IAS 10	(65.3)	(74.7)
Reclassification of securitisation vehicle balance sheets	(138.0)	(124.8)
Total impact – decrease in other liabilities	(203.3)	(199.5)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. IAS 10 requires that dividends are not accrued until they are approved.

o) Accruals and deferred income

	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	113.8	139.7

IFRS requires the consolidation of securitisation vehicles, compared with linked presentation under UK GAAP.

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

p) Provisions for liabilities and charges

	1 January 2004 £m	31 December 2004 £m
Reversal of deferred tax recognised under UK GAAP (see note 44i)	(19.0)	(31.8)
Restatement of retirement benefits obligations under IAS 19	47.3	52.5
Total impact – increase in provisions for liabilities and charges	28.3	20.7

IAS 19 requires that retirement benefit obligations in the defined benefit section of the pension scheme are included in the Group balance sheet.

q) Other reserves

	1 January 2004 £m	31 December 2004 £m
Treatment of actuarial gains and losses on pension scheme	-	(2.8)
Tax effect of above	-	0.8
Total impact – decrease in other reserves	-	(2.0)

Under IAS 19 actuarial gains and losses on the pension scheme are recorded in the Statement of Recognised Income and Expense.

45. Income statement reconciliations between IFRS and UK GAAP

Year ended 31 December 2004	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Interest and similar income	45a	2,035.5	953.9	2,989.4
Interest expense and similar charges	45a	(1,568.6)	(953.9)	(2,522.5)
Net interest income		466.9	-	466.9
Fee and commission income	45b	292.6	12.5	305.1
Fee and commission expense	45b	(60.1)	(4.4)	(64.5)
Other operating income	45c	31.5	(19.8)	11.7
		264.0	(11.7)	252.3
Total income		730.9	(11.7)	719.2
Administrative expenses		(203.5)	3.4	(200.1)
Depreciation and amortisation		(22.6)	4.4	(18.2)
Covenant to The Northern Rock Foundation		(21.6)	-	(21.6)
Operating expenses	45d	(247.7)	7.8	(239.9)
Impairment losses on loans and advances	45e	(56.5)	8.0	(48.5)
Impairment of fixed asset investments		4.5	-	4.5
Net hedge ineffectiveness and other unrealised fair value gains and losses		-	-	-
Profit before taxation		431.2	4.1	435.3
Income tax expense	45f	(125.0)	(0.8)	(125.8)
Profit for the year		306.2	3.3	309.5
Represented by:				
Appropriations		-	-	-
Profit for the year attributable to equity shareholders		306.2	3.3	309.5
Total profit attributable to equity holders of parent company		306.2	3.3	309.5

45. Income statement reconciliations between IFRS and UK GAAP (continued)

Explanation of the effect of the transition to IFRS

The following explains the material adjustments to the income statement.

a) Interest and similar income and interest expense and similar charges

	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	953.9

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

b) Fee and commission income and expense

	Year ended 31 December 2004 £m
Reallocation of fees and commissions (see note 45d)	(4.4)
Consolidation of Special Purpose Entities on a line by line basis	12.5
Total impact – increase in fee and commission income and expense	8.1

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

c) Other operating income

	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	(19.8)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

45. Income statement reconciliations between IFRS and UK GAAP (continued)

d) Operating expenses

	Year ended 31 December 2004 £m
Calculation of pension cost in accordance with IAS 19	(0.8)
Calculation of share based payments in accordance with IFRS 2	0.5
Consolidation of Special Purpose Entities on a line by line basis	(0.7)
Reallocation of fees and commissions (see note 45b)	4.4
Reversal of property impairment provision	0.8
Reversal of goodwill amortisation charge	3.6
Total impact – decrease in operating expenses	7.8

e) Impairment losses on loans and advances

	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	8.0

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

f) Tax on profit on ordinary activities

	Year ended 31 December 2004 £m
Tax effect of IFRS adjustments	(0.8)

46. Balance sheet reconciliation as at 1 January 2005

	Note	IFRS 31 December 2004	Effect of adoption of IAS 32 and IAS 39	IFRS 1 January 2005
		£m	£m	£m
Assets				
Cash and balances with central banks		65.3	-	65.3
Derivative financial instruments	46e	-	892.6	892.6
Loans and advances to banks		3,674.2	-	3,674.2
Loans and advances to customers not subject to securitisation		-	-	-
Loans and advances to customers subject to securitisation		-	-	-
Less: non-recourse finance		-	-	-
		-	-	-
Loans and advances to customers	46a	54,768.8	662.6	55,431.4
Available for sale securities				
Investment securities	46b	-	4,966.1	4,966.1
Debt securities	46c	4,742.2	(4,742.2)	-
Equity shares and other variable yield securities	46d	575.6	(575.6)	-
Intangible assets		73.1	-	73.1
Property, plant and equipment		170.5	-	170.5
Deferred income tax asset	46f	14.1	62.1	76.2
Other assets	46g	78.2	(15.8)	62.4
Prepayments and accrued income	46h	718.9	(476.5)	242.4
Total assets		64,880.9	773.3	65,654.2
Liabilities				
Deposits by banks		1,201.6	-	1,201.6
Customer accounts	46i	20,393.7	(13.5)	20,380.2
Derivative financial instruments	46k	-	2,050.7	2,050.7
Debt securities in issue				
Securitised notes	46j	22,089.9	(1,066.8)	21,023.1
Covered bonds	46j	1,339.0	89.1	1,428.1
Other	46j	15,435.3	(253.6)	15,181.7
Other liabilities		76.1	-	76.1
Current taxation liabilities		60.0	-	60.0
Accruals and deferred income	46l	679.5	106.4	785.9
Provisions for liabilities and charges		52.5	-	52.5
Subordinated liabilities	46m	1,515.7	(738.5)	777.2
Reserve capital instruments	46n	300.0	(300.0)	-
Tier one notes	46q	200.0	7.6	207.6
Total liabilities		63,343.3	(118.6)	63,224.7

46. Balance sheet reconciliation as at 1 January 2005 (continued)

	Note	IFRS 31 December 2004 £m	Effect of adoption of IAS 32 and IAS 39 £m	IFRS 1January 2005 £m
Equity				
Shareholders' funds				
Called up share capital		123.9	-	123.9
Share premium account		6.8	-	6.8
Capital redemption reserve		7.3	-	7.3
Other reserves	46o	(2.0)	35.8	33.8
Retained earnings		1,401.6	(179.7)	1,221.9
Total equity attributable to equity shareholders		1,537.6	(143.9)	1,393.7
Non shareholders' funds				
Reserve capital instruments		-	299.3	299.3
Subordinated notes		-	736.5	736.5
Total non shareholders' funds	46p	-	1,035.8	1,035.8
Total equity		1,537.6	891.9	2,429.5
Total equity and liabilities		64,880.9	773.3	65,654.2

Explanation of the effect of adoption of IAS 32 and IAS 39 with effect from 1 January 2005

The following explains the material balance sheet adjustments.

a) Loans and advances to customers

	1 January 2005 £m
Impact of effective interest rate adjustment	(234.2)
Reclassification from prepayments and accrued income in relation to effective interest rate adjustment	433.0
Reclassification of financial instruments on introduction of IAS 39 and impact of fair valuing derivatives	460.5
Impact of discounting on impairment allowance	3.3
Total impact – increase in loans and advances to customers	662.6

In accordance with IAS 39 the interest rate is adjusted to reflect the rate that exactly discounts expected future cash payments or receipts through the expected life of the financial instrument to its net carrying amount. This adjustment includes all fees and interest paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

In accordance with IAS 39, impairment allowances represent the difference between the carrying value of an asset and discounted expected cash flows.

46. Balance sheet reconciliation as at 1 January 2005 (continued)

b) Investment securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	4,966.1

c) Debt securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	(4,742.2)

d) Equity shares and other variable yield securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	(575.6)

e) Derivative financial instruments

	1 January 2005 £m
Valuation of derivative financial instruments	892.6

f) Deferred income tax

	1 January 2005 £m
Deferred tax effect of IAS 32 and IAS 39 adjustments	62.1

g) Other assets

	1 January 2005 £m
Impact of fair valuing derivatives	(15.8)

46. Balance sheet reconciliation as at 1 January 2005 (continued)

h) Prepayments and accrued income

	1 January 2005 £m
Reclassification of opening balances to loans and advances to customers in relation to effective interest rate adjustment	(463.2)
Impact of effective interest rate adjustment reclassified to loans and advances to customers	30.2
Impact of fair valuing derivatives	(43.5)
Total impact – decrease in prepayments and accrued income	(476.5)

i) Customer accounts

	1 January 2005 £m
Impact of fair valuing derivatives	(13.5)

j) Debt securities in issue

	1 January 2005 £m
Impact of fair valuing derivatives	(1,231.3)

k) Derivative financial instruments

	1 January 2005 £m
Valuation of derivative financial instruments	2,050.7

l) Accruals and deferred income

	1 January 2005 £m
Impact of effective interest rate adjustment	(7.9)
Reversal of reserve capital instruments and subordinated liabilities coupon payment accrual in accordance with IAS 32 and IAS 10	(14.3)
Impact of fair valuing derivatives	128.6
Total impact – increase in accruals and deferred income	106.4

46. Balance sheet reconciliation as at 1 January 2005 (continued)

m) Subordinated liabilities

	1 January 2005 £m
Transfer to non shareholders' equity	(746.4)
Impact of fair valuing derivatives	7.9
Total impact – decrease in subordinated liabilities	(738.5)

In accordance with the requirements of IAS 32 certain subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

n) Reserve capital instruments

	1 January 2005 £m
Transfer to non shareholders' funds	(300.0)

In accordance with the requirements of IAS 32 reserve capital instruments are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

o) Other reserves

	1 January 2005 £m
Available for sale reserve	38.4
Cash flow hedge reserve	12.5
Tax impact of items credited directly to equity	(15.1)
Total impact – increase in other reserves	35.8

p) Non shareholders' equity

	1 January 2005 £m
Transfer from subordinated liabilities	736.5
Transfer from reserve capital instruments	299.3
Total impact – increase in non shareholders' equity	1,035.8

46. Balance sheet reconciliation as at 1 January 2005 (continued)

q) Tier one notes

	1 January 2005 £m
Impact of fair valuing derivatives	7.6

47. Differences between IFRS and U.S. GAAP

The Group has applied International Financial Reporting Standards ('IFRS') from 1 January 2004, with the exception of IAS 32 and IAS 39 which were applied from 1 January 2005. The impacts of IAS 32 and IAS 39 are not included in the IFRS 2004 comparatives, with financial instruments being accounted for under U.K. GAAP. Such principles vary in significant respects from U.S. Generally Accepted Accounting Principles ('U.S. GAAP'). The differences applicable to Northern Rock's accounts are summarised below.

IFRS

Loan origination fees and costs

Loan origination fees form part of the effective interest rate on the loan and are released to interest income over the life of the loan. IAS 39 does not allow internal direct incremental costs to be treated as part of the effective interest rate on loans, and so these are taken as an expense as incurred. Redemption fees are included in the effective interest rate calculation.

U.S. GAAP

Loan origination fees and costs

Under Statement of Financial Accounting Standards ("SFAS") No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" ("SFAS No. 91"), to the extent that loan origination fees are not offset by related direct costs, they are deferred and amortised through the profit and loss account as an adjustment to net interest income over the life of the loan. Redemption fees are recorded in income as received.

IFRS

Pension cost

For defined benefit schemes, an actuarial valuation of the scheme assets and obligations is made at the end of each year. The difference between the fair value of the scheme assets and the present value of the scheme obligations at the balance sheet date is recognised in the balance sheet. Expected pension costs are reflected in the Income Statement, and actuarial gains or losses are recognised in full in the Statement of Recognised Income and Expense.

U.S. GAAP

Pension cost

Under SFAS No. 87, "Employers' Accounting for Pensions", the same basic actuarial method is used as under IFRS, but certain assumptions differ. Certain variations from regular cost are allocated in equal amounts over the average remaining services lives of current employees.

IFRS

Derivative financial instruments

As at 1 January 2005, all derivatives were recognised at fair value on the balance sheet and where appropriate adjustments were made to the carrying values of hedged items. Where hedges have been appropriately designated and documented under IFRS, hedge accounting has been applied from that date.

U.S. GAAP

Derivative financial instruments

US GAAP principles are similar to those under IFRS, although there are differences in application. Thus, Northern Rock uses interest rate swaps to reduce interest rate exposure to fixed rate mortgages and to fixed rate savings bonds. In economic terms, these swaps provide an effective hedge against interest rate movements. However, under the terms of SFAS No. 133, these swaps do not qualify as effective hedges with the result that changes in the fair value of the swaps are recognised immediately in the income statement. In the case of the swaps hedging fixed rate mortgages, this is because the swaps only cover the periods for which mortgage interest rates are fixed, not the full life of the mortgage loans, although hedge accounting can be obtained for such items under IFRS. In order to mitigate the impact of this on its earnings as measured under U.S. GAAP, Northern Rock has chosen not to treat swaps against fixed rate savings bonds as hedges. This is because the valuation of these swaps will tend to move in an opposite direction to those transacted as economic hedges against fixed rate mortgages, thus lessening the impact on earnings.

47. Differences between IFRS and U.S. GAAP (continued)

U.S. GAAP

Derivative financial instruments (continued)

As a result of the above, there is a risk of a greater amount of volatility within reported profits under U.S. GAAP than under IFRS . Northern Rock does not believe that it is appropriate to alter its hedging strategies and procedures specifically to comply with SFAS No. 133. Therefore many derivatives are deemed to be non-hedging instruments for U.S. GAAP reporting purposes despite offsetting substantially the interest rate risk associated with these fixed rate products and, in many cases, continuing to qualify as hedges under IFRS.

In addition, certain transition adjustments made under first time adoption of IFRS are not applicable under US GAAP and have been reversed.

Deferred tax

IFRS

Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.

The deferred tax asset on share compensation schemes is calculated using the intrinsic value at the exercise date.

U.S. GAAP

Under SFAS No. 109, "Accounting for Income Taxes", provision for deferred tax under the liability method is required in full for all temporary differences.

Deferred tax assets are recognised in full with valuation allowances provided where it is considered more likely than not that some portion of the deferred tax asset will not be realised.

The deferred tax asset on share compensation schemes is calculated using the fair value of options, with reference to the number of options expected to be exercised.

Investments in securities

IFRS

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables, unless specifically classified differently.

U.S. GAAP

Under US GAAP, debt securities cannot be classified as loans and receivables. Certain securities treated as loans and receivables under IFRS have been treated as held to maturity securities under US GAAP.

47. Differences between IFRS and U.S. GAAP (continued)

IFRS

Classification of debt and equity

From 1 January 2005, under IAS 32 certain subordinated instruments issued by the Group which contain no legal obligation to deliver cash or another financial instrument to the holder are regarded as equity. Where these are denominated in foreign currency, the instruments are recorded at the exchange rate applicable at the date of issuance.

Capitalisation of interest

Capitalisation of finance costs directly attributable to the construction of tangible assets is neither required nor forbidden under IAS 16 "Property, Plant and Equipment". If a policy of capitalisation is adopted, it must be consistently applied to all such directly attributable finance costs.

Goodwill

From 1 January 2004, goodwill resulting from acquisitions is capitalised and is not amortised but tested for impairment annually. Such goodwill is written off to the extent that it is judged to be impaired.

Goodwill previously written off to reserves under UK GAAP has not been reinstated onto the balance sheet.

U.S. GAAP

Classification of debt and equity

Under US GAAP, these subordinated instruments are regarded as debt and are translated at the exchange rate applicable at the balance sheet date with retranslation differences recognised in the income statement. Issuance costs associated with these instruments are amortised to income over the life of the instrument.

Capitalisation of interest

Under SFAS No. 34, "Capitalization of Interest Cost" as amended by SFAS No. 42, "Determining Materiality for Capitalization of Interest Cost", interest costs on borrowings and other obligations associated with assets, which are prepared for use over time, are capitalised as part of the historical cost of the assets.

Goodwill

Under SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" goodwill resulting from acquisitions should be capitalised and is not amortised but tested for impairment annually. Such goodwill should be written off to the extent that it is judged to be impaired.

47. Differences between IFRS and U.S. GAAP (continued)

IFRS

Future developments

See note 1 (w).

U.S. GAAP

Future developments

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment", ("SFAS 123 (R)"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognised in the income statement based on their fair values. SFAS 123 (R) is effective for all equity awards granted, modified, repurchased, or cancelled after fiscal years beginning after June 15, 2005. The Group adopted the Statement from January 1, 2006.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29". This Statement amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group adopted the Statement from January 1, 2006 although it is not expected to have a material impact on the Group's financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3", ("SFAS 154"). In many, but not all aspects, SFAS 154 converges with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" in the accounting and reporting of accounting changes and corrections of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The Group adopted the statement from January 1, 2006 although adoption is not expected to have a material impact on the Group's financial position or results of operations.

In November 2005, the FASB issued FSP 115-1 and 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than-temporary impairments." The Group does not expect the FSP to have a material impact on its results of operations or financial condition at the time of adoption.

47. Differences between IFRS and U.S. GAAP (continued)

IFRS

U.S. GAAP

Future developments (continued)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140", ("SFAS 155"). SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 will be effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the Group has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of SFAS 155 may be applied to instruments that the Group holds at the date of adoption on an instrument-by-instrument basis. The Group is still evaluating the impact this standard will have on the consolidated financial position and results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140", ("SFAS 156"). SFAS 156 amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125", with respect to the accounting for separately recognised servicing assets and servicing liabilities. The statement requires entities to initially recognise servicing rights at fair value and subsequently measure them either at fair value or amortised cost. Upon adoption of the statement, entities are permitted to reclassify previously recognised servicing rights from the available-for-sale category to trading without calling into question the classification of other investments. SFAS 156 is effective for fiscal years beginning after September 15, 2006. Adoption is not expected to have a material impact on the Group's financial position or results of operations.

47. Differences between IFRS and U.S. GAAP (continued)

The following differences apply only to 2004 comparative figures, and are the result of applying IAS 32 and 39 only from 1 January 2005.

U.K. GAAP

Loan origination fees

Loan origination fees received in respect of services rendered are recognised in fees and commissions receivable in the profit and loss account as the services are performed. Where loan origination fees or costs are in the nature of interest, they are recognised in the profit and loss account over the life of the loan.

Mortgage incentives

In accordance with the British Bankers' Association Statement of Recommended Practice ("BBA SORP") on Advances, recoverable mortgage incentives are amortised through other interest receivable and similar income over the period during which such costs can be recovered. The BBA SORP on Advances does not allow the amortisation period to exceed the repayment charge period.

U.S. GAAP

Loan origination fees

Under Statement of Financial Accounting Standards ("SFAS") No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" ("SFAS No. 91"), to the extent that loan origination fees are not offset by related direct costs, they are deferred and amortised through the profit and loss account as an adjustment to net interest income over the life of the loan.

Mortgage incentives

All mortgage incentives are deferred and amortised through the profit and loss account as an adjustment to net interest income over the life of a loan in accordance with SFAS No. 91.

47. Differences between IFRS and U.S. GAAP (continued)

U.K. GAAP

Derivative financial instruments

All derivative financial instruments are used for hedging purposes. Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged. The related interest income and expense is accounted for on a basis in conformity with the underlying hedged position, primarily on an accrual basis. A portion of the Group's risk management activities are conducted on a portfolio basis without specifically designating derivative contracts as hedges of individual assets and liabilities.

Foreign currency transactions that are hedged with currency swaps are synthetically accounted for, resulting in assets and liabilities being recorded on the balance sheet at the exchange rate implicit in the swap contract.

Derivatives embedded with financial instruments are not required to be separately analysed. Products which contain embedded derivatives are valued with reference to the total product inclusive of the derivative element.

U.S. GAAP

Derivative financial instruments

Under U.S. GAAP, derivative financial instruments must be designated to a specific asset or liability or group of similar assets or liabilities in order to be accounted for as a hedge. Derivative financial instruments, which are not designated to specific assets or liabilities that are accounted for as hedges under U.K. GAAP, are accounted for as trading derivatives and recorded at fair value with changes in fair value reflected through the income statement. Derivatives used to hedge or modify the interest rate characteristics of debt securities which have been classified as available for sale under U.S. GAAP are carried at fair value with unrealised gains or losses deferred as a component of shareholders' equity.

Under U.S. GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") established accounting and reporting standards for derivative financial instruments, including certain derivatives used for hedging activities and derivatives embedded in other contracts. SFAS No. 133 requires all derivatives to be recognised on the balance sheet at fair value. The recognition of the changes in the fair value of a derivative depends upon its intended use. Derivatives that do not qualify for hedging treatment under SFAS No. 133 must be adjusted to fair value through earnings. For fair value hedges that qualify under SFAS No. 133, the changes in the fair values of the derivatives will be recognised in earnings together with the change in fair value of the hedged item attributable to the risk being hedged. For cash flow hedges that qualify under SFAS No. 133, the changes in the fair value of the derivatives will be recognised in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value will be immediately recognised in earnings.

SFAS No. 133 further requires derivatives that are embedded within financial instruments to be separated from the host contract and fair valued if it is not deemed clearly and closely related to the host. If the derivative cannot be separated, SFAS No. 133 requires the entire instrument to be fair valued.

Northern Rock uses interest rate swaps to reduce interest rate exposure to fixed rate mortgages and to fixed rate savings bonds, as noted above. In economic terms, these swaps provide an effective hedge against interest rate movements. However, under the terms of SFAS No. 133, these swaps do not qualify as effective hedges. In the case of the swaps hedging fixed rate mortgages, this is because the swaps only cover the periods for which mortgage interest rates are fixed, not the full life of the mortgage loans. In order to mitigate the impacts of this on its earnings as measured under U.S. GAAP, Northern Rock has chosen not to treat swaps against fixed rate savings bonds as hedges. This is because the

47. Differences between IFRS and U.S. GAAP (continued)

U.K. GAAP

U.S. GAAP

Derivative financial instruments (continued)

valuation of these swaps will tend to move in an opposite direction to those transacted as economic hedges against fixed rate mortgages, thus lessening the impact on earnings.

As a result of the above, there is a risk of volatility within reported profits under U.S. GAAP. Northern Rock does not believe that it is appropriate to alter its hedging policies and procedures specifically to comply with SFAS No. 133. Therefore many derivatives are deemed to be non-hedging instruments for U.S. GAAP purposes despite eliminating either completely or substantially the interest rate risk associated with these fixed rate products and continuing to qualify as hedges within U.K. GAAP.

U.K. GAAP — Investments in securities

Securities held for investment purposes are stated at cost less provision for diminution in value. Cost is adjusted for any amortisation of premium or discount and excludes accrued interest. All securities not held for investment purposes would be stated at market value and profits and losses arising from this revaluation would be taken to the profit and loss account. Northern Rock only holds securities for investment purposes.

U.S. GAAP — Investments in securities

Securities are classified as trading securities, available for sale securities, and held to maturity securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Held to maturity securities are accounted for in the same way as securities held for investment purposes under U.K. GAAP. Trading securities are accounted for in the same way as securities not held for investment purposes under U.K. GAAP. Available for sale securities are reported at fair value, with unrealised gains and losses excluded from earnings, but reported in Other Comprehensive Income. Unrealised gains and losses on derivative financial instruments hedging available for sale securities are also reported in Other Comprehensive Income.

If an available for sale security is redesignated as held to maturity, any unrealised holding gain or loss at the date of transfer continues to be reported in other comprehensive income. This unrealised gain or loss is amortised over the remaining life of the security.

Available for sale and held to maturity securities are reviewed to determine if a decline in fair value below amortised cost is other than temporary. If the decline is judged to be other than temporary, the cost basis is written down to fair value as a new cost basis and the amount of the write down is included in earnings.

47. Differences between IFRS and U.S. GAAP (continued)

U.K. GAAP

Reserve capital instruments

Following the publication of UITF 33, "Obligations in financial instruments" in February 2002, reserve capital instruments ("RCIs") are now reported on the balance sheet as a liability and the gross coupon payable recorded as interest payable. Previously, RCI's were part of shareholders' funds and the coupon payable was shown as an after tax appropriation of profit.

Reserve capital instruments appropriations are accounted for on an accrual basis except where ultimate payment is deemed remote. The appropriations are included in the determination of profit on ordinary activities and earnings per share.

U.S. GAAP

Reserve capital instruments

Reserve capital instruments are included in shareholders' funds in the balance sheet.

Cumulative dividends on reserve capital instruments are not accounted for until declared, and are not included in the determination of net income. Cumulative reserve capital instrument appropriations are deducted however from net income when computing income available to ordinary shareholders for earnings per share calculation purposes.

The following tables summarise the adjustments to consolidated profit attributable to equity shareholders and shareholders' funds which would result from the application of U.S. GAAP instead of IFRS, where applicable. The adjustments in the reconciliations below are stated gross of tax with the tax effect being included within the line item "deferred tax effect of the above U.S. GAAP/IFRS adjustments".

	Note	2005 £m	2004 £m
Consolidated profit attributable to equity shareholders of Northern Rock plc (IFRS)		**300.7**	309.5
Loan origination fees		**8.6**	(56.9)
Mortgage incentives		**-**	(91.4)
Pension cost	a)	**(4.9)**	(5.5)
Losses on tangible fixed assets		**(3.8)**	-
Stock-based compensation		**1.2**	(2.1)
Capitalised interest		**0.6**	0.6
Realised gains on available for sale securities		**-**	1.1
Non qualifying hedging derivatives	i)	**(89.0)**	(208.7)
Foreign currency translation of bonds		**3.4**	147.4
Amortisation of issue costs		**(0.5)**	-
Other		**(5.7)**	-
Deferred tax		**3.8**	(6.0)
Deferred tax effect of the above U.S. GAAP/IFRS adjustments	b)	**21.8**	86.5
Total U.S. GAAP adjustments, net		**(64.5)**	(135.0)
Consolidated profit attributable to equity shareholders of Northern Rock plc (U.S. GAAP)		**236.2**	174.5
Reserve capital instruments appropriation (net of tax credit of £7.6m; 2004 £7.6m)		**17.6**	17.6
Net income (U.S. GAAP)		**253.8**	192.1

47. Differences between IFRS and U.S. GAAP (continued)

	Note	2005 £m	2004 £m
Consolidated shareholders' funds of Northern Rock plc (IFRS)		**1,575.6**	1,537.6
Loan origination fees		**45.9**	(222.6)
Mortgage incentives		**-**	42.6
Pension cost	a)	**102.5**	88.9
Impairment of tangible fixed assets		**-**	3.8
Stock-based compensation		**2.1**	1.8
Purchase accounting adjustments	d)	**(0.8)**	(0.8)
Capitalised interest		**2.5**	1.9
Net unrealised gain on available for sale securities	e)	**5.6**	45.6
Unrealised holding gain on held to maturity securities	e)	**-**	0.2
Impairment of available for sale securities	e)	**(5.6)**	(5.6)
FAS 133 fair value adjustment			
- Loans and advances to customers	i)	**-**	(21.0)
- Available for sale securities	i)	**-**	4.9
- Deposits by banks	i)	**-**	(17.9)
- Customer accounts	i)	**-**	16.5
- Debt securities in issue	i)	**(17.3)**	227.4
- Subordinated liabilities	i)	**(11.2)**	(20.6)
Non-qualifying hedging derivatives	i)	**(49.9)**	(1,026.0)
Hedging derivatives	i)	**-**	(202.8)
Foreign currency translation of bonds		**3.8**	1,012.7
Amortisation of issue costs		**(3.3)**	-
Futures variation margins		**-**	(15.8)
Reserve capital instruments		**299.3**	300.0
Reserve capital instruments appropriation		**-**	7.0
Upper Tier 2 capital appropriation		**(7.3)**	-
Deferred tax		**(2.2)**	(6.0)
Deferred tax effect of the above U.S. GAAP/IFRS adjustments			
- cumulative charge to profit on ordinary activities after tax	b)	**(13.5)**	38.2
- cumulative charge directly to shareholders' funds	b)	**(9.2)**	(13.3)
Total U.S. GAAP adjustments, net		**341.4**	239.1
Consolidated shareholders' funds of Northern Rock plc (U.S. GAAP)		**1,917.0**	1,776.7

47. Differences between IFRS and U.S. GAAP (continued)

a) Pension cost

Under U.S. GAAP, the Group adopts the provisions of SFAS No. 87, "Employers Accounting for Pensions" ("SFAS No. 87"), as amended by SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits" and SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post-retirement Benefits", in respect of the Northern Rock Pension Scheme, a funded plan as at 31 December 1995. The U.S. GAAP pension cost for the funded pension scheme for 2005 of £13.8m (2004: £13.5m) compares with £8.9m in 2005 (2004: £8.0m) under IFRS.

The following disclosures are based upon pension costs as calculated under U.S. GAAP. Calculations have been performed at 31 December 2005.

Net periodic pension cost	**2005**	2004
	£m	£m
Service cost	**8.9**	7.9
Interest cost	**13.5**	12.6
Expected return on plan assets	**(13.6)**	(12.3)
Amortisation of unrecognised net loss	**5.0**	5.3
Net periodic pension cost	**13.8**	13.5

Projected benefit obligation	**2005**	2004
	£m	£m
Benefit obligation at the beginning of the year	**253.7**	232.3
Service cost	**8.9**	7.9
Interest cost	**13.5**	12.6
Employee contributions	**1.8**	1.7
Actuarial loss	**40.0**	3.0
Benefits paid	**(4.0)**	(3.8)
Benefit obligation at the end of the year	**313.9**	253.7

Fair value of plan assets	**2005**	2004
	£m	£m
Fair value of plan assets at beginning of the year	**199.7**	179.5
Actual return on plan assets	**34.6**	16.8
Employer contributions	**25.6**	5.5
Employee contributions	**1.8**	1.7
Benefits paid	**(4.0)**	(3.8)
Fair value of plan assets at end of year	**257.7**	199.7

Funded status of the plan	**2005**	2004
	£m	£m
Fair value of plan assets	**257.7**	199.7
Projected benefit obligation	**(313.9)**	(253.7)
Funded status	**(56.2)**	(54.0)
Unrecognised actuarial loss	**104.3**	90.3
Prepaid assets	**48.1**	36.3

47. Differences between IFRS and U.S. GAAP (continued)

a) Pension cost (continued)

The Accumulated Benefit Obligation was calculated based on Approach 2 disclosed in EITF 88-1 "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan". In this approach, the actuarial present value of the vested benefits to which the employee is currently entitled is based on the employee's expected date of separation or retirement, as opposed to Approach 1, where the Vested Benefit Obligation is the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately. The Accumulated Benefit Obligation at 31 December 2005 was £227.1m.

Under SFAS No. 87, the excess of plan assets over the projected benefit obligation at the transition date totalled £5.4m and was recorded as a net asset and increase to shareholders' funds. This net asset is recognised as a reduction to pension expense on a prospective basis over approximately 8 years.

Principal financial assumptions

The financial assumptions used to calculate the projected benefit obligation for the Company's pension scheme at 31 December 2005 and 2004 were as follows.

	2005 % pa	2004 % pa
Discount rate	**4.75**	5.30
Rate of pay escalation	**4.50**	4.50
Rate of pension increase	**3.10**	3.10
Rate of expected return on plan assets	**6.30**	6.70
Price inflation	**2.75**	2.75

The assets of the plan are invested primarily in equity and fixed interest securities.

The overall expected return on plan assets assumption is derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of financial markets, as suggested by the yields available, and the views of investment organisations.

Plan assets

The Trustees of the Northern Rock Pension Scheme determine their investment strategy with regard to the liability profile of the Scheme. The Trustees have determined the following benchmark which they believe provides an adequate balance between maximising the return on assets and minimising the risk of failing to meet the liabilities over the long-term.

Asset category	Target allocation at 31 December 2005 %	**Percentage of scheme assets at 31 December 2005 %**	Percentage of scheme assets at 31 December 2004 %
Equities	52.5	**49.7**	53.2
Bonds	42.5	**35.5**	40.3
Property	5.0	**6.9**	6.0
Cash	0.0	**7.9**	0.5

Overall, the Trustees of the Northern Rock Pension Scheme aim to have a sufficiently diversified portfolio.

47. Differences between IFRS and U.S. GAAP (continued)

a) Pension cost (continued)

	2011 to 2015 £m	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m	**2005 £m**	2004 £m
Employer contributions						50.8	**25.6**	5.5
Benefit payments	46.6	7.3	6.7	6.1	5.6	5.1	**4.0**	3.8

Staff who joined the scheme before 1 July 1999 participate in the funded, contracted-out, defined benefit section of the scheme unless they opt out. Retirement benefits of this section of the scheme are based on the individual's final year's pensionable salary and the number of years pensionable service with the Group at retirement. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the scheme at that date, together with staff employed from 1 July 1999, participate in the contracted-in defined contribution section of the scheme unless they opt out. Retirement benefits of this section of the scheme are based on the individual's periodic contributions to the scheme and the relative market performance of the investments. The U.S. GAAP pension charge for this section of the scheme, including the cost of guaranteeing the benefits of members approaching retirement, is the same as the IFRS charge and amounted to £2.4m (2004: £1.8m).

b) Deferred tax

In the reconciliations of IFRS to U.S. GAAP above and U.S. GAAP financial statements in note 48, the Group's deferred taxes have been recalculated following the guidance of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The effect of this calculation is shown in the reconciliations of IFRS to U.S. GAAP in the line item "deferred tax".

The principal components of the Group's net deferred tax asset/(liability) calculated under SFAS No. 109, are as follows.

	2005 £m	2004 £m
Deferred tax liabilities:		
Excess of capital allowances over depreciation	**(9.0)**	(9.3)
Available for sale securities	**(9.7)**	-
Derivatives and financial instruments	**(24.3)**	-
Cashflow hedge	**(3.8)**	-
Other temporary differences	**(55.0)**	(51.2)
Total deferred tax liabilities	**(101.8)**	(60.5)
Deferred tax assets:		
Pensions and other employee benefits	**27.8**	20.9
Provision for loan impairment	**24.3**	25.7
Derivatives and financial instruments	**86.4**	-
Other temporary differences	**21.3**	23.7
Total deferred tax assets before valuation allowance	**159.8**	70.3
Less: valuation allowance	**(2.7)**	(1.7)
Deferred tax assets less valuation allowance	**157.1**	68.6
Net deferred asset under SFAS No. 109	**55.3**	8.1
Net deferred tax asset arising from differences in IFRS and U.S. GAAP	**(22.7)**	24.9
Net deferred tax asset under U.S. GAAP	**32.6**	33.0

47. Differences between IFRS and U.S. GAAP (continued)

b) Deferred tax (continued)

The valuation allowance against deferred tax assets at 31 December 2005 and 31 December 2004 principally relates to unrealised capital losses arising on the write down of property upon restructuring and realised capital losses on the disposal of care homes.

c) Earnings per share ("EPS")

Under U.S. GAAP, SFAS No. 128, "Earnings per Share" requires certain disclosures relating to earnings per share in addition to the presentation of basic and diluted earnings per share on the face of the Group's profit and loss account. The following tables provide reconciliations of income and number of shares used in the calculation of basic and diluted EPS for the years ended 31 December 2005 and 2004.

	2005 £m	2004 £m
Net income	**253.8**	192.1
Appropriation on reserve capital instruments (net of tax benefit of £7.6m (2004 £7.6m))	**(17.6)**	(17.6)
Undeclared appropriation on reserve capital instruments (net of tax benefit of £2.1m (2004 nil))	**(4.9)**	-
Net income available to ordinary shareholders (numerator)	**231.3**	174.5

	2005 m	2004 m
Weighted average ordinary shares outstanding (denominator for basic EPS)	**414.6**	413.0
Effect of dilutive securities:		
Share options	**3.3**	3.6
Adjusted weighted average ordinary shares (denominator for diluted EPS)	**417.9**	416.6

	2005 pence	2004 pence
Basic EPS from net income	**55.8**	42.3
Diluted EPS from net income	**55.3**	41.9

EPS, assuming full dilution, is computed based on the average number of common shares outstanding during the period, plus the dilutive effect of stock options. The dilutive effect of stock options is computed using the average market price of the company's stock for the period.

	2005 m	2004 m
Anti-dilutive options to purchase ordinary shares excluded from the computation of diluted EPS		
- at an exercise price of £3.81 (Sharesave Scheme 1997)	**-**	-
- at an exercise price of £6.18 (Share Option Scheme 1998)	**0.3**	0.6
- at an exercise price of £2.15 (Sharesave Scheme 2000)	**0.2**	0.4
- at an exercise price of £6.41 (Share Option Scheme 2002)	**1.5**	2.7
- at an exercise price of £5.98 (Sharesave Scheme 2003)	**0.6**	0.7
- at an exercise price of £7.73 (Share Option Scheme 2005)	**3.8**	-
- at an exercise price of £7.27 (Sharesave Scheme 2005)	**0.5**	-

47. Differences between IFRS and U.S. GAAP (continued)

c) Earnings per share ("EPS") (continued)

The movements on these options during each year are given in the tables on page F-25.

Pro forma net income and basic and diluted earnings per share data

Northern Rock has adopted the intrinsic value based method to measure stock-based compensation, for the purposes of the reconciliation of net income between IFRS and U.S. GAAP.

If stock-based compensation for the stock-based compensation schemes had been determined based on the fair value at the grant dates, consistent with the method encouraged by SFAS No. 123, "Accounting for Stock-Based Compensation", net income and earnings per share would have been as shown on a pro forma basis below.

Net income under U.S. GAAP	**2005 £m**	2004 £m
As reported	**253.8**	192.1
Add total stock-based employee compensation included in reported net income, net of related tax effects	**6.8**	7.2
Less total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effects	**(9.9)**	(8.0)
Pro forma net income	**250.7**	191.3
Basic earnings per Ordinary Share under U.S. GAAP		
As reported	**55.8p**	42.3p
Pro forma	**55.0p**	42.1p
Diluted earnings per Ordinary Share under U.S. GAAP		
As reported	**55.3p**	41.9p
Pro forma	**54.6p**	41.7p

d) Goodwill and other intangible assets

Upon acquisition of Legal & General Bank Limited and Legal & General Mortgage Services Limited, on August 1, 2002, the Group adopted the provisions of SFAS No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142"). The Group was not required to adopt the provisions of these standards prior to this date as the Group did not have any existing goodwill or intangible asset balances. In accordance with SFAS No. 142, goodwill arising on the acquisition of Legal & General Bank Limited and Legal & General Mortgage Services Limited of £29.9m has been capitalised and is subject to an impairment test at least annually, whereby impairment test reviews may result in annual goodwill write-downs. No other intangible assets were recognised on acquisition.

Since the date of acquisition, the acquired entities have been subsumed within the Group's normal trading operations. Consequently, in accordance with the impairment testing provisions of SFAS No. 142, goodwill arising on acquisition has been assigned to the consolidated Group level, being the Group's single business segment and reporting unit. If the fair value of this reporting unit is less than its carrying value, a goodwill impairment loss would be recognised equal to the excess, if any, of the net carrying value of the reporting unit goodwill over its implied fair value. In determining the estimated fair value of the reporting unit, the Group has used its quoted market share price as of the date of testing.

The Group performed its goodwill impairment test as of 31 December 2005 and deemed that there were no indicators of goodwill impairment existing.

47. Differences between IFRS and U.S. GAAP (continued)

d) Goodwill and other intangible assets (continued)

The changes in the carrying amount of goodwill for the year ended 31 December 2005 are as follows:

	£m
Balance as of January 1, 2005 and December 31, 2005	29.9

The value of goodwill acquired under U.S. GAAP represents the difference between the cost of the investment in Legal & General Bank Limited and Legal & General Mortgage Services Limited and the fair value of the assets acquired as measured under U.S. GAAP. The carrying amount of goodwill at 31 December 2005 is £0.8m lower under U.S. GAAP as compared to IFRS. This is due to the fair value of assets acquired being £5.9m higher under U.S. GAAP resulting from different amortisation periods for mortgage incentives acquired (see page F-98), net of cumulative amortisation charge of £5.1m under U.K. GAAP since acquisition not required under U.S. GAAP.

e) Investment securities

Under U.S. GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", investment securities are classified and disclosed within one of the following three categories: held to maturity; available for sale; or trading. The Group's investment securities are shown below in the disclosure categories required for investment securities under U.S. GAAP.

At 31 December 2005	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Fair value £m
Available for sale securities				
Equity securities	63.9	25.0	(0.2)	88.7
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	-	-	-	-
Debt securities issued or backed by foreign governments	1,461.7	7.4	(0.1)	1,469.0
Corporate debt securities	1,919.8	6.4	(1.6)	1,924.6
Mortgage backed securities other than those issued or backed by U.S. government securities	1,566.8	4.2	(0.2)	1,570.8
Other investment securities	321.1	2.9	-	324.0
Available for sale securities at 31 December 2005	5,333.3	45.9	(2.1)	5,377.1
Derivatives held to hedge investment securities classified as available for sale	(2.2)	-	-	(2.2)
Net available for sale securities at 31 December 2005	5,331.1	45.9	(2.1)	5,374.9
Held to maturity securities				
Corporate debt securities	487.1	11.5	(0.6)	498.0

At 31 December 2005 the amortised cost of corporate debt securities guaranteed by banks or other financial institutions amounted to £2,329.0m, comprising £1,848.5m classified as available for sale and £480.5m classified as held to maturity. Their market value at this date was £2,342.7m, comprising £1,851.3m classified as available for sale and £491.4m classified as held to maturity.

At 31 December 2005 the amortised cost of available for sale investment securities pledged to creditors amounted to £1,263.2m. Their market value at this date was £1,268.1m.

47. Differences between IFRS and U.S. GAAP (continued)

e) Investment securities (continued)

At 31 December 2004	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Fair value £m
Available for sale securities				
Equity securities	60.8	7.8	(0.4)	68.2
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	4.1	-	--	4.1
Debt securities issued or backed by foreign governments	1,284.9	23.8	(0.4)	1,308.3
Corporate debt securities	2,188.4	12.3	(2.1)	2,198.6
Mortgage backed securities other than those issued or backed by U.S. government securities	1,115.4	5.4	-	1,120.8
Other investment securities	222.5	2.8	-	225.3
Available for sale securities at 31 December 2004	4,876.1	52.1	(2.9)	4,925.3
Derivatives held to hedge investment securities classified as available for sale	(1.3)	-	(3.6)	(4.9)
Net available for sale securities at 31 December 2004	4,874.8	52.1	(6.5)	4,920.4
Held to maturity securities				
Corporate debt securities	437.6	11.4	(0.6)	448.4

At 31 December 2004 the amortised cost of corporate debt securities guaranteed by banks or other financial institutions amounted to £2,514.9m, comprising £2,092.8m classified as available for sale and £422.1m classified as held to maturity. Their market value at this date was £2,533.0m, comprising £2,099.9m classified as available for sale and £433.1m classified as held to maturity.

At 31 December 2004 the amortised cost of available for sale investment securities pledged to creditors amounted to £676.9m. Their market value at this date was £691.9m.

An impairment charge of £6.7m was recognised in net income during 2002 in respect of an investment within equity securities where a decline in its fair value below amortised cost was judged to be other than temporary. The amortised cost of equity securities at 31 December 2005 and 2004 includes this investment at its fair value.

The movement during the period in shareholders' funds in relation to the net unrealised gains or losses on available for sale securities, excluding the effect of derivatives held as hedges against these securities, was a decrease of £5.4m for 2005 and an increase of £10.1m for 2004.

For those investments on which there is a gross unrealised loss at 31 December 2005, the fair value and analysis by period for which there has been a loss position are as follows:

47. Differences between IFRS and U.S. GAAP (continued)

e) Investment securities (continued)

	Period investment has been in an unrealised loss position					
	Less than one year		Greater than one year		Total	
At 31 December 2005	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m
Available for sale securities						
Equity securities	(0.2)	2.4	-	0.1	(0.2)	2.5
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	-	-	-	-	-	-
Debt securities issued or backed by foreign governments	-	-	(0.1)	104.6	(0.1)	104.6
Corporate debt securities	(1.1)	467.9	(0.5)	85.2	(1.6)	553.1
Mortgage backed securities other than those issued or backed by U.S. government securities	(0.2)	205.7	-	6.6	(0.2)	212.3
Other investment securities	-	40.4	-	-	-	40.4
Total	(1.5)	716.4	(0.6)	196.5	(2.1)	912.9

At 31 December 2004, the aggregate amount of unrealised losses outstanding for less than 12 months was £2.1m, and related to investment securities with a fair value of £842.3m; the aggregate amount of unrealised losses outstanding for more than 12 months was £0.8m, and related to investment securities with a fair value of £159.8m.

Northern Rock considers these unrealised losses to be temporary in nature and accordingly no charge has been made for other than temporary impairment.

Maturity analysis of investment securities as at 31 December 2005

	Not more than 1 year £m	In more than 1 year but not more than 5 years £m	In more than 5 years but not more than 10 years £m	In more than 10 years £m	Total £m
Available for sale securities					
Amortised cost	854.1	2,578.8	300.7	1,599.7	5,333.3
Fair value	854.3	2,588.3	302.3	1,632.2	5,377.1
Held to maturity securities					
Amortised cost	221.2	147.3	118.6	-	487.1
Fair value	221.5	153.5	123.0	-	498.0

Securities with no stated maturity are included with securities with a contractual maturity of more than 10 years.

Sales of investment securities

Gross proceeds and realised gains and losses on sales of available for sale securities for the last two years are shown below. Realised gains and losses are calculated using an average weighted cost approach.

	2005 £m	2004 £m
Gross proceeds from sales	**5,197.8**	4,509.0
Gross realised losses on sales	**19.2**	2.5
Gross realised gains on sales	**42.7**	5.3

47. Differences between IFRS and U.S. GAAP (continued)

f) Loans and advances

The following table presents loans and advances which are defined as impaired in accordance with U.S. disclosure requirements. Under this definition loans and advances are classified as impaired if they are accounted for on a non-accruals basis; are in arrears for more than 90 days, irrespective of whether interest has been suspended or a specific provision has been made; or have been restructured and meet the requirements for classification as a "troubled debt restructuring" under SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" as modified by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". Following the introduction of IFRS, Northern Rock continues to accrue interest, where appropriate, to customer accounts even where recovery is in doubt. This accrued interest is added to the loan balance, and it is recorded as income during the period. Prior to the introduction of IFRS, interest was suspended where the recovery of interest was in doubt. Accordingly, the analysis presented below is not directly comparable between 2005 and 2004. Although this practice has no effect on net income when compared to the practice employed in the U.S., it has the effect of increasing the reported level of problem and potential non-performing loans and advances for U.K. banks in comparison with U.S. banks.

	At 31 December 2005 £m	At 31 December 2004 £m
Loans and advances 90 days overdue on which no interest has been suspended and on which no individual allowance / specific provision has been made	**389.1**	55.2
Loans and advances on which a proportion of interest has been suspended and/or which individual allowance / specific provision has been made	**27.6**	179.7
Non-accruing loans and advances	**-**	39.7
Troubled debt restructurings	**36.1**	23.1
Total impaired loans and advances	**452.8**	297.7
Impaired loans and advances as a percentage of total loans and advances to customers	**0.64%**	0.54%
Provisions as a percentage of total impaired loans and advances	**27.45%**	42.63%
Average value of impaired loans and advances during the year (£m)	**375.2**	242.2

g) Segmental information

The Group's operations are treated as a single business segment for management reporting purposes, therefore no segmental information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

h) Significant group concentrations of credit risk

Under SFAS No. 105, "Disclosure of Information about Financial Instruments with Off balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", group concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The Group's significant exposures to credit risk arise mainly in the residential mortgage portfolio. Residential mortgages represented 75% of total assets at 31 December 2005 (2004 75%). All of the Group's residential mortgage lending is concentrated in the U.K. Other secured advances and unsecured loans represented 9% of total assets at 31 December 2005 (2004 9%).

The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilises various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. This includes the use of various credit risk mitigation techniques such as netting.

The customer loan risk management process incorporates sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels.

47. Differences between IFRS and U.S. GAAP (continued)

h) Significant group concentrations of credit risk (continued)

Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by the rating agencies. Credit limits are monitored by the Management Board Asset and Liability Committee to ensure they remain within authorised counterparty credit limits as detailed in the Credit Risk Policy Statement approved by the Board of Directors.

Investments in U.K. Government securities amount to more than 10% of shareholders' funds. At 31 December 2005 the amortised cost of investments in these securities amounted to £1,312.7m. Their market value at this date was £1,318.7m.

i) Derivatives

On January 1, 2001, for U.S. GAAP purposes many derivatives were deemed to be non-hedging instruments and were marked to market through income accordingly. Such instruments relate primarily to derivatives hedging the fixed rate mortgages and fixed rate bonds issued by Northern Rock, for which it has not been possible to obtain hedge accounting treatment under the terms of SFAS No. 133. However, these derivatives offset substantially the interest rate risk associated with these fixed rate products. The impact of adoption of SFAS No. 133 was a decrease of net income of £67.3m and to shareholders' equity of £70.7m.

The effects are primarily attributable to movements in the fair values of interest rate swaps used to reduce the risk associated with fixed rate products. It has also impacted assets and liabilities recorded on the balance sheet. The release in 2005 attributable to the fair value adjustment to the hedged item for the 12 month period was £2.3m (2004 £4.3m).

Under SFAS No. 133, the gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognised currently in earnings. Derivatives closing net fair values for qualifying and non-qualifying hedges were £89.0m and £514.7m respectively (2004 (£202.8m) and (£1,026.0m) respectively).

Those derivatives which have qualified as fair value hedges under SFAS No. 133 have no ineffectiveness recorded in income for the years ended 31 December 2005 and 2004.

j) Fair values of financial instruments

Details of fair values of financial assets and financial liabilities are shown in note 39. In addition to the total of £785.3m included in this disclosure in respect of subordinated liabilities, instruments with an additional fair value of £736.5m are included within subordinated liabilities in the U. S. GAAP balance sheet at 31 December 2005. These instruments are classified as subordinated notes within equity under IFRS and are therefore excluded from the disclosure in note 39.

By its nature, the estimation of fair values is highly subjective and the results will depend largely upon the assumptions made. Considerable caution should therefore be used in interpreting the fair values, particularly if comparing with fair values presented by other financial institutions.

The Group attaches great value to its distribution network, its profile in the U.K., its personal financial services market and its relationships with its customers. However, such intangible assets are not recognised for the purposes of SFAS No. 107. Furthermore, the concept of fair values assumes that the financial instruments will be realised by way of sale. However, with the exception of certain non-trading securities, the Group intends to realise its assets through collection over time. Consequently, the Directors believe that the fair values significantly understate the true value of the group as a going concern.

48. U.S. GAAP financial statements

The following are the Group's consolidated balance sheets as at December 31, 2005 and 2004 and related profit and loss accounts, statements of cashflows and statements of changes in shareholders' equity for the two years ended 31 December 2005, prepared in accordance with U.S. GAAP presentation requirements and adjusted to reflect all U.S. GAAP adjustments in the tables shown on pages F-101 and F-102.

Certain classification differences exist in financial reporting under IFRS and U.S. GAAP. For the Group, such differences primarily arise in the profit and loss account and cashflow statement.

The following comparison lists the line items shown on the Group's consolidated profit and loss account as reported under IFRS and the corresponding line items as reported under U.S. GAAP.

48. U.S. GAAP financial statements (continued)

IFRS	**U.S. GAAP**
Profit and loss presentation	**Profit and loss presentation**
- Interest and similar income	- Interest income
- Interest expense and similar charges	- Interest expense
- Fee and commission income	- Fees and commissions income – classified as "interest income" as it relates to net loan origination fees and "non interest income" as it relates to other fees
- Fee and commission expense	- Fees and commissions expense – classified within "non interest income"
- Other operating income	- Non interest income
- Net hedge ineffectiveness and other unrealised fair value gains and losses	- Non hedging gains and losses.
- Operating expenses	
- Administrative expenses	- Operating expenses.
- Depreciation and amortisation	- Operating expenses
- Covenant to The Northern Rock Foundation	- Operating expenses
- Impairment losses on loans and advances	- Provision for loan losses.
- Impairment of fixed asset investments	- Realised losses on available for sale securities
- Income tax expense	- Income taxes

The principal differences between IFRS and U.S. GAAP related to the classification of cashflow transactions are as follows:

	IFRS classification under IAS7	**U.S. GAAP classification under SFAS No. 95**
Income taxes paid	Operating liabilities	Operating activities
Net change in loans and advances	Operating assets	Investing activities
Net change in deposits	Operating liabilities	Financing activities
Net change in debt securities in issue	Operating liabilities	Financing activities

48. U.S. GAAP financial statements (continued)

Consolidated Profit and Loss Account
For the years ended 31 December

	2005 £m	2004 £m
Continuing operations		
Interest income	**4,056.3**	2,944.7
Interest expense	**(2,825.5)**	(1,907.1)
Net interest income	**1,230.8**	1,037.6
Provisions for loan losses	**(49.0)**	(48.3)
Net interest income after provision for loan losses	**1,181.8**	989.3
Non interest income		
Non hedging losses	**(665.0)**	(650.9)
Fees and commissions income	**157.0**	189.0
Fees and commissions expense	**(28.9)**	(60.1)
Other operating income	**0.9**	24.2
Impairment of available for sale securities	**-**	5.6
Total non interest income	**(536.0)**	(492.2)
Operating expenses		
- staff costs	**(148.2)**	(127.2)
- other operating expenses	**(81.6)**	(84.9)
- covenant to The Northern Rock Foundation	**(24.7)**	(21.6)
- depreciation	**(27.1)**	(18.2)
- losses on other real estate	**(4.3)**	(0.2)
Total operating expenses	**(285.9)**	(252.1)
Income before income taxes	**359.9**	245.0
Income taxes	**(106.1)**	(52.9)
Net income	**253.8**	192.1
Earnings per share from net income:		
Basic per ordinary share	**55.8p**	42.3p
Fully diluted per ordinary share	**55.3p**	41.9p

Under FAS 133, all fair value changes for derivatives not in hedging relationships are recorded within a single line item in the income statement. Northern Rock believes that this gives a misleading view of interest margin because of the impact of cross currency derivatives used to economically hedge borrowings in foreign currencies. The approach required under FAS 133 results in borrowing costs on foreign currency items being recorded in margin at the rates ruling in the original currencies, with the additional cost required to reflect sterling interest rates being shown within non hedging losses. The value of cash flows and accruals that Northern Rock believes should be recorded within margin in 2005 was £522.5m (2004 £589.6m). If these were restated within margin, this would result in an increase in interest payable and a reduction in non hedging losses of these amounts.

48. U.S. GAAP financial statements (continued)

Consolidated Balance Sheet

For the years ended 31 December	2005 £m	2004 £m
Assets		
Cash and balances with central banks	**12.1**	10.2
Loans and advances to banks	**4,664.7**	3,305.4
Restricted cash	**466.2**	423.9
Loans and advances to customers	**69,562.1**	54,999.1
Available for sale investment securities	**4,109.0**	4,233.4
Held to maturity investment securities	**487.1**	437.6
Available for sale investment securities pledged to creditors	**1,268.1**	691.9
Derivative receivables	**1,449.8**	762.4
Intangible fixed assets	**29.9**	29.9
Tangible fixed assets	**230.6**	218.6
Other assets	**260.7**	228.4
Prepayments and accrued income	**174.5**	291.2
Total assets	**82,714.8**	65,632.0
Liabilities		
Deposits by banks	**1,536.8**	1,219.5
Customer accounts	**23,669.8**	20,391.1
Debt securities in issue	**52,031.1**	37,756.3
Derivatives payable	**846.1**	1,991.2
Other liabilities	**135.0**	135.2
Accruals and deferred income	**713.6**	524.9
Provisions for liabilities and charges	**99.3**	100.8
Subordinated liabilities	**1,766.1**	1,736.3
Total liabilities	**80,797.8**	63,855.3
Shareholders' equity		
Share capital		
Ordinary shares, 25p par value (authorised 614,000,000, issued 412,226,000 (2004 421,226,000))	**105.3**	105.3
Foundations shares, 25p par value (authorised 104,500,000, issued 74,333,500 (2004 74,333,500))	**18.6**	18.6
Reserve capital instruments	**299.3**	300.0
Additional paid in capital	**54.2**	41.2
Deferred compensation	**(15.9)**	(9.7)
Retained earnings	**1,467.9**	1,345.5
Accumulated other comprehensive income	**30.1**	31.1
	1,959.5	1,832.0
Less: treasury shares (6,213,525 shares at 2005 and 8,976,932 shares at 2004) at cost	**(42.5)**	(55.3)
Total shareholders' equity	**1,917.0**	1,776.7
Total liabilities and shareholders' equity	**82,714.8**	65,632.0

48. U.S. GAAP financial statements (continued)

Consolidated Statement of Changes in Shareholders' Equity
For the years ended 31 December

	2005 £m	2004 £m
Share capital		
Ordinary shares		
Balance, January 1 and December 31	105.3	105.3
Foundation shares		
Balance, January 1 and December 31	18.6	18.6
Total share capital	123.9	123.9
Reserve capital instruments		
Balance, January 1	300.0	300.0
Issue costs	(0.7)	-
Balance, December 31	299.3	300.0
Additional paid in capital		
Balance, January 1	41.2	35.3
Deferred share awards	15.9	11.3
Forfeiture of share awards	-	(0.1)
Shares issued to employee benefit	(6.5)	(5.3)
Income tax benefit	3.6	-
Balance, December 31	54.2	41.2
Deferred compensation		
Balance, January 1	(9.7)	(8.8)
Deferred share awards	(15.9)	(11.3)
Forfeiture of share awards	-	0.1
Amortisation	9.7	10.3
Balance, December 31	(15.9)	(9.7)

48. U.S. GAAP financial statements (continued)

Consolidated Statement of Changes in Shareholders' Equity (continued)

For the years ended 31 December	2005 £m	2004 £m
Retained earnings		
Balance, January 1	**1,345.5**	1,271.6
Net income	**253.8**	192.1
Dividends declared on ordinary shares	**(113.8)**	(100.6)
Non-equity appropriation (net of tax credit of £7.6m; 2004 £7.6m)	**(17.6)**	(17.6)
Balance, December 31	**1,467.9**	1,345.5
Accumulated other comprehensive income		
Net unrealised gains on investment securities:		
Balance, net of taxes, January 1	**32.0**	24.7
Net unrealised holding (losses)/gains arising during period, before taxes	**(1.8)**	10.9
Amortisation of unrealised holding gain on held to maturity securities	**(0.2)**	(0.4)
Income tax benefit/(expense)	**0.7**	(3.2)
Change in net unrealised gains on investment securities, net of taxes	**(1.3)**	7.3
Balance, net of taxes, December 31	**30.7**	32.0
Mark to market of cashflow derivative		
Balance, net of taxes, January 1	**(0.9)**	(1.3)
Tranfer to net income	**0.5**	0.5
Income tax expense	**(0.2)**	(0.1)
Change in mark to market of cashflow derivative, net of taxes	**0.3**	0.4
Balance, net of taxes, December 31	**(0.6)**	(0.9)
Total accumulated other comprehensive income, net of taxes, December 31	**30.1**	31.1
Less: Treasury shares		
Balance, January 1	**55.3**	58.1
Purchases	**10.2**	6.0
Shares issued to employee benefit plans	**(23.0)**	(8.8)
Balance, December 31	**42.5**	55.3
Total shareholders' equity	**1,917.0**	1,776.7
Comprehensive income		
Net income	**253.8**	192.1
Other comprehensive (loss)/income	**(1.0)**	7.7
Comprehensive income	**252.8**	199.8

48. U.S. GAAP financial statements (continued)

Consolidated Cash Flow Statement
For the years ended 31 December

	2005 £m	2004 £m
Cash flows from operating activities		
Net income	**253.8**	192.1
Adjustments to reconcile net income to cash provided by operating activities:		
Provisions for loan losses	**49.0**	48.3
Carrying value adjustments on other real estate owned	**2.4**	0.5
Net losses/(profits) from sales of other real estate owned	**1.9**	(0.3)
Depreciation and amortisation	**27.1**	18.2
Net realised gains on available for sale securities	**(23.5)**	(2.9)
Exchange and fair value adjustments	**1,950.3**	(111.2)
Other	**(114.6)**	(41.9)
Changes in assets and liabilities		
Net (increase)/decrease in trading account securities	**(1,540.7)**	214.0
Net increase in hedging derivatives	**(291.8)**	(55.7)
Net decrease in other assets	**17.0**	6.7
Net decrease/(increase) in prepayments and accrued income	**116.7**	(55.6)
Net increase/(decrease) in other liabilities	**16.5**	(5.5)
Net increase in accruals and deferred income	**188.7**	69.8
Net cash inflow from operating activities	**652.8**	276.5
Cash flows from investing activities		
Purchase of investment securities	**(6,565.6)**	(9,653.9)
Proceeds from sales and maturities of investment securities	**6,162.4**	8,900.9
Purchase of tangible fixed assets	**(48.9)**	(60.4)
Proceeds from sales of tangible fixed assets	**10.4**	12.3
Net increase in loans and advances to banks and customers	**(14,442.6)**	(12,280.3)
Net increase in other real estate owned	**(51.2)**	(10.1)
Net cash outflow from investing activities	**(14,935.5)**	(13,091.5)
Cash flows from financing activities		
Equity dividends paid	**(113.8)**	(100.6)
Non-equity appropriation	**(25.2)**	(25.2)
Net increase in deposits by banks and customer accounts	**3,643.0**	1,369.1
Net increase in debt securities in issue	**12,692.0**	10,981.4
Issue of subordinated liabilities	**-**	396.1
Net cash inflow from financing activities	**16,196.0**	12,620.8
Net increase/(decrease) in cash	**1,913.3**	(194.2)
Cash at beginning of year	**3,357.8**	3,552.0
Cash at end of year	**5,271.1**	3,357.8
Supplemental disclosures:		
Interest paid	**2,221.5**	1,395.1
Tax paid	**109.8**	106.0

DEFINED TERMS

REGISTERED OFFICE OF NORTHERN ROCK
Northern Rock House
Gosforth
Newcastle Upon Tyne NE3 4PL
United Kingdom

DEALERS

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
4 World Financial Center, 15th Floor
New York, New York 10080
United States of America

LEHMAN BROTHERS INC.
745 Seventh Avenue
New York, New York 10019
United States of America

CITIGROUP GLOBAL MARKETS INC.
388 Greenwich Street
New York, New York 10013
United States of America

MORGAN STANLEY & CO. INCORPORATED
1585 Broadway
2nd Floor
New York, New York 10036
United States of America

TRUSTEE AND PAYING AGENT

DEUTSCHE BANK TRUST COMPANY AMERICAS
c/o Deutsche Bank National Trust Company
Global Transaction Banking
Trust & Securities Services
25 DeForest Avenue
Mail Stop: SUM01-0105
Summit, New Jersey 07901
United States of America

LUXEMBOURG LISTING AGENT AND PAYING AND TRANSFER AGENT

DEUTSCHE BANK LUXEMBOURG S.A.
2 boulevard Konrad Adenauer
L-1115 Luxembourg
Grand Duchy of Luxembourg

LEGAL ADVISERS

to Northern Rock:
SIDLEY AUSTIN
Woolgate Exchange
25 Basinghall Street
London EC2V 5HA
United Kingdom

to the Dealers:
SIMPSON THACHER & BARTLETT LLP
Citypoint
One Ropemaker Street
London EC2Y 9HU
United Kingdom

REPORTING ACCOUNTANTS

PRICEWATERHOUSECOOPERS LLP
89 Sandyford Road
Newcastle upon Tyne NE99 1PL
United Kingdom

imprima de bussy — C93807

US$20,000,000,000

NORTHERN ROCK PLC

Senior/Subordinated Medium-Term Notes

Due Nine Months or More
from Date of Issue

OFFERING CIRCULAR

Merrill Lynch & Co.
Citigroup
Lehman Brothers
Morgan Stanley

July 18, 2006

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	16:09 04-Aug-06
Number	2905H

RNS Number:2905H
Northern Rock PLC
04 August 2006

northern rock

4 August 2006

Northern Rock plc - Publication of Prospectus

The following Supplementary Prospectuses were approved by the UK Listing Authority on 3 August 2006 and are available for viewing on the website of the London Stock Exchange plc:

Supplementary Prospectus dated 3 August 2006 relating to the Prospectus dated 19 June 2006 (the EMTN Prospectus) relating to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

Supplementary Prospectus dated 3 August 2006 relating to the Prospectus dated 9 November 2005 (the Covered Bond Prospectus) relating to the €10,000,000,000 Global Covered Bond Programme of Northern Rock plc.

To view the full documents, please paste the following URLs into the address bar of your browser.

Supplementary Prospectus (EMTN Prospectus)

www.rns-pdf.londonstockexchange.com/rns/2905h_1-2006-8-4.pdf

Supplementary Prospectus (Covered Bond Prospectus)

www.rns-pdf.londonstockexchange.com/rns/2905h_2-2006-8-4.pdf

A copy of the Unaudited Interim Financial Statements of Northern Rock plc for the period ended 30 June 2006 is available for viewing on the website of the London Stock Exchange plc at the following address:

www.londonstockexchange.com/en-gb/pricesnews/marketnews/ See Tab 6.

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority.

Neither Prospectus is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in each Prospectus (as supplemented) may be addressed to and/or targeted at persons who are residents of particular countries (specified in such Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in such Prospectus is not addressed. Prior to relying on the information contained in such Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither Prospectus on this website constitutes an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

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SUPPLEMENTARY PROSPECTUS DATED 3 AUGUST 2006

northern rock

NORTHERN ROCK PLC

(Incorporated with limited liability in England and Wales under the Companies Act 1985, registered number 3273685)

U.S.$15,000,000,000
Euro Medium Term Note Programme

This Supplement (the **Supplement**) to the Prospectus (the **Prospectus**) dated 19 June 2006 which comprised a Base Prospectus constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the **FSMA**) and is prepared in connection with the Euro Medium Term Note Programme (the **Programme**) established by Northern Rock plc (the **Issuer**). Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 26 July 2006 the Issuer published its consolidated unaudited interim results as at and for the six month period ended 30 June 2006. A copy of those interim results has been filed with the Financial Services Authority and, by virtue of this Supplement, those interim results are incorporated in, and form part of, the Prospectus. Copies of all documents incorporated by reference in the Prospectus can be obtained from the website of the Issuer at www.northernrock.co.uk and from the registered office of the Issuer and the specified office in London of the Agent, as described on pages 9, 63 and 64, respectively, of the Prospectus.

On 1 August 2006, Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies Inc. announced that it had upgraded the long-term counterparty credit rating of the Issuer to 'A+' from 'A'. The 'A-1' short-term counterparty credit rating was reaffirmed. The rating outlook was described in the announcement as stable.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

Any investor who may wish to exercise any withdrawal right arising pursuant to Section 87Q(4) of the FSMA as a result of the publication of this Supplement must exercise that right on or before 5.30 p.m. (London time) on 7 August, 2006.

Filename: ICM-#3161697-v2-EMTN_Supplementary_Prospectus.DOC
Directory: C:\DOCUME~1\boxm\LOCALS~1\Temp\MW46
Template: C:\Program Files\Microsoft Office\Office10\AOtemplates\AODocument.dot
Title:
Subject:
Author:
Keywords:
Comments:
Creation Date: 04/08/2006 11:53 AM
Change Number: 1
Last Saved On: 04/08/2006 11:53 AM
Last Saved By:
Last Printed On: 04/08/2006 11:53 AM
As of Last Complete Printing
Number of Pages: 1
Number of Words: 438 (approx.)
Number of Characters: 2,501 (approx.)

SUPPLEMENTARY PROSPECTUS DATED 3 AUGUST 2006

Northern Rock plc

(incorporated with limited liability in England and Wales)

€10 billion
Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by

Northern Rock Covered Bond LLP

(a limited liability partnership incorporated in England and Wales)

This Supplement (the **Supplement**) to the Prospectus dated 9 November 2005, as supplemented by a supplementary prospectus dated 31 January 2006 (together, the **Prospectus**) which comprises a Base Prospectus constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the **FSMA**) and is prepared in connection with the Global Covered Bond Programme (the **Programme**) established by Northern Rock plc (the **Issuer**) and unconditionally and irrevocably guaranteed as to payments of interest and principal by Northern Rock Covered Bond LLP. Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 26 July 2006 the Issuer published its consolidated unaudited interim results as at and for the six month period ended 30 June 2006. A copy of those interim results has been filed with the Financial Services Authority and, by virtue of this Supplement, those interim results are incorporated in, and form part of, the Prospectus. Copies of all documents incorporated by reference in the Prospectus can be obtained from the website of the Issuer at www.northernrock.co.uk and from the registered office of the Issuer and the specified office in London of the Agent, as described on pages 5 and 159, respectively, of the Prospectus. In addition, all documents incorporated by reference in the Prospectus will also be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/.

On 1 August 2006, Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies Inc. announced that it had upgraded the long-term counterparty credit rating of the Issuer to 'A+' from 'A'. The 'A-1' short-term counterparty credit rating was reaffirmed. The rating outlook was described in the announcement as stable.

The Prospectus and any future prospectuses, supplementary prospectuses, information memoranda and supplements as well as each Final Terms relating to Notes which are either admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market or offered in the United Kingdom in circumstances where a prospectus is required to be published under the Prospectus Directive (subject as provided in sub-paragraph (vi) of "General Information – Documents Available" on page 159 of the Prospectus) and any other documents incorporated herein or therein by reference will also be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

Any investor who may wish to exercise any withdrawal right arising pursuant to Section 87Q(4) of the FSMA as a result of the publication of this Supplement must exercise that right on or before 5.30 p.m. (London time) on 7 August, 2006.

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	16:02 29-Jun-06
Number	4063F

RNS Number:4063F
Northern Rock PLC
29 June 2006

northern rock

29 June 2006

Northern Rock plc - Publication of Prospectus

The following Prospectus has been approved by the UK Listing Authority and is available for viewing on the website of the London Stock Exchange plc:

Prospectus dated 26 June 2006 relating to the issue of £400,000,000 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares of Northern Rock plc

To view the full document, along with each document incorporated by reference, please paste the following URLs into the address bar of your browser.

Prospectus

www.rns-pdf.londonstockexchange.com/rns/4063f_-2006-6-29.pdf

Audited Consolidated Financial Statements for the year ended 31 December 2004

www.rns-pdf.londonstockexchange.com/rns/4063f_2-2006-6-29.pdf See earlier in this Tab (15).

Audited Consolidated Financial Statements for the year ended 31 December 2005

www.rns-pdf.londonstockexchange.com/rns/4063f_3-2006-6-29.pdf See Tab 4

Memorandum and Articles of Association of the Bank

www.rns-pdf.londonstockexchange.com/rns/4063f_4-2006-6-29.pdf

www.rns-pdf.londonstockexchange.com/rns/4063f_5-2006-6-29.pdf

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority.

This Prospectus is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, the Prospectus on this website does not constitute an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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NORTHERN ROCK PLC

RECEIVED

2006 SEP 21 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

I CERTIFY THAT THIS IS A TRUE COPY OF THE ORIGINAL

SECRETARY

THE COMPANIES ACT 1985
SECTION 380(2)

Registered Number: 3273685

The following resolution was passed as a Special Resolution by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 26 April 2005.

Special Resolution

18. THAT the regulations in the form produced to the Annual General Meeting and initialled for the purposes of identification by the Chairman of the Meeting, be adopted as the new Articles of Association of the Company, in substitution for and to the exclusion of the existing Articles of Association of the Company, with effect from the conclusion of the Meeting.

The following resolution was passed as an Ordinary Resolution by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 25 April 2006.

Ordinary Resolution

9. THAT, in substitution for all previous authorities conferred upon the Directors to allot relevant securities of the Company but without prejudice to the continuing authority of the Directors to allot relevant securities pursuant to an offer or agreement made by the Company before the revocation of the authority pursuant to which such offer or agreement was made, the authority conferred on the Directors by Article 10.1 of the Company's Articles of Association shall apply for the period commencing on the date of the passing of this Resolution and shall expire, unless renewed, on 24 April 2011 and for that period the section 80 amount shall be £41,296,625.

The following resolutions were passed as Special Resolutions by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 25 April 2006.

Special Resolutions:

10. THAT, subject to the passing of Resolution 9 in the Notice of this Meeting, the power conferred on the Directors by Article 10.2 of the Company's Articles of Association shall apply for the period commencing on the date of passing of this Resolution and shall expire, unless renewed, on the expiry or termination of the authority conferred on the Directors pursuant to Resolution 9 in the Notice of this Meeting and for that period the section 89 amount shall be £5,265,325.

11. THAT, pursuant to Article 53, the Company be and is hereby granted general and unconditional authority for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in its capital provided that:

  a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 42,122,600 (representing 10% of the Company's issued ordinary share capital as at 31 December 2005);

  b) the minimum price (exclusive of expenses) which may be paid for such shares is 25p per share (being the nominal value of an ordinary share);

c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is contracted to be purchased and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, whichever is earlier; and

e) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

12. THAT the contingent share purchase contract between the Company and The Northern Rock Foundation (a draft of which is produced to the Meeting and initialled by the Chairman for the purposes of identification), providing for the purchase by the Company of fully paid Foundation Shares in the share capital of the Company at such times and at such prices and in such numbers and otherwise on the other terms set out in such contract, be and is hereby approved and authorised generally (including, without limitation, for the purposes of sections 164 and 165 of the Companies Act 1985) but so that such approval and authority, unless previously renewed, varied or revoked, shall expire 18 months from the date of passing of this Resolution.

PROSPECTUS
Dated 19 June 2006

northern rock

NORTHERN ROCK PLC

(Incorporated with limited liability in England and Wales under the Companies Act 1985, registered number 3273685)

U.S.$15,000,000,000
Euro Medium Term Note Programme

This Prospectus supersedes any previous prospectus or offering circular. Any Notes issued under the U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme") are issued subject to the provisions set out herein. Other than as stated herein, this does not affect any Notes issued prior to the date hereof.

Pursuant to the Programme, Northern Rock plc (the "Issuer" or "Northern Rock") may from time to time issue in one or more Tranches (as defined herein) of Notes (the "Notes", which expression shall include Senior Notes, Dated Subordinated Notes and Undated Subordinated Notes (each as defined herein)). The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed U.S.$15,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement (as defined herein) and subject to increase as provided in the Programme Agreement).

Save as further described herein, Notes issued under the Programme may (i) be denominated in such currencies as may be agreed, (ii) be issued at par or at a premium or discount to par, (iii) be issued on a fully-paid or partly-paid basis, (iv) bear interest at a fixed or floating rate or on an index- or formula-linked basis or be issued on a non-interest bearing fully-discounted basis, (v) provide that the amount payable upon redemption is fixed or index- or formula-linked, (vi) provide that they will be redeemed in one amount or instalments or will have no final maturity date and/or (vii) provide that payments of principal and/or interest should be made in a currency or currencies other than the original currency of issue.

The Notes may be issued from time to time to one or more of the Dealers specified on page 4 (each a "Dealer" and together the "Dealers", which expression shall include any additional Dealer appointed under the Programme from time to time and which appointment may be for a specific issue or on an ongoing basis).

An investment in Notes issued under the Programme involves certain risks. For a discussion of these risks, see "Risk Factors" on page 10.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority" and the FSMA, respectively) for Notes issued within 12 months from the date hereof to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. References in this Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and have been admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. The London Stock Exchange's Gilt-Edged and Fixed Interest Market is a regulated market for the purposes of Directive 93/22/EEC (the "Investment Services Directive").

Notice of the aggregate nominal amount of, interest (if any) payable in respect of, the issue price of, the issue date and maturity date (if any) of, and any other terms and conditions not contained herein which are applicable to, each Tranche of Notes will be set forth in a final terms document ("Final Terms") applicable to such Tranche which, with respect to Notes to be listed on the London Stock Exchange, will be delivered to the UK Listing Authority and to the London Stock Exchange on or before the date of issue of such Tranche.

The Programme provides that Notes may be listed and/or admitted to trading, as the case may be, on such other or further stock exchanges or markets as may be agreed between the Issuer and the relevant Dealer(s). The Issuer may also issue Senior Notes which are not to be listed and/or admitted to trading on any market. The applicable Final Terms in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market (or any other listing authority, stock exchange and/or quotation system, if applicable).

The Issuer may agree with any Dealer and the Trustee that Notes may be issued in a form not contemplated by the "Terms and Conditions of the Notes" herein, in which event (in the case of Notes admitted to the Official List only) a supplementary prospectus or further prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

The Notes of each Tranche will be in bearer form and will be initially represented by a temporary global Note which will (i) if the global Notes are intended to be issued in new global note ("NGN") form, as specified in the applicable Final Terms, be delivered on or prior to the original issue date of the Tranche to a common safekeeper (the "Common Safekeeper") for Euroclear Bank SA/NV ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"); and (ii) if the global Notes are not intended to be issued in NGN form, be delivered on or prior to the original issue date of the Tranche to a common depositary (the "Common Depositary") for Euroclear and Clearstream, Luxembourg. The temporary global Note will be exchangeable, as specified in the applicable Final Terms, either for a permanent global Note or Notes in definitive form, in each case upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. The applicable Final Terms will specify that a permanent global Note either (i) is exchangeable (in whole but not in part) for definitive Notes upon request or (ii) is only exchangeable (in whole but not in part) for definitive Notes following the occurrence of an Exchange Event (as defined on page 17), all as further described in "Form of the Notes" below.

The Programme has been rated by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies Inc. ("Standard & Poor's"), Moody's Investors Service Limited ("Moody's") and by Fitch Ratings Ltd ("Fitch").

Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Arranger
Merrill Lynch International

Dealers

Barclays Capital	**Deutsche Bank**
HSBC	**JPMorgan Cazenove**
Lehman Brothers	**Merrill Lynch International**
The Royal Bank of Scotland	**UBS Investment Bank**

This Prospectus has been approved by the UK Listing Authority as a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") and has been published in accordance with the prospectus rules made under the FSMA.

The Issuer (the "Responsible Person") accepts responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated By Reference" on page 9). This Prospectus shall be read and construed on the basis that such documents are so incorporated and form part of this Prospectus.

Neither the Dealers nor the Trustee have separately verified the information contained in this Prospectus. Accordingly, no representation, warranty or undertaking, express or implied, is made, and no responsibility or liability is accepted, by the Dealers or the Trustee as to the accuracy or completeness of the information contained in this Prospectus, or any other financial statement or any further information supplied in connection with the Programme or the Notes or their distribution. Neither the Dealers nor the Trustee accept any liability in relation to the information contained in this Prospectus or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised to give any information or to make any representation in connection with the offering, distribution or sale of the Notes other than as contained in, or consistent with, this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Dealers or the Trustee.

None of this Prospectus and any financial statements and any further information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation or constituting an offer or invitation by or on behalf of the Issuer, any of the Dealers or the Trustee that any recipient of this Prospectus or any financial statements or any further information supplied in connection with the Notes should subscribe for or purchase any of the Notes. Each investor contemplating purchasing Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer.

The delivery of this Prospectus does not at any time imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other financial statements or any further information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer and its subsidiaries during the life of the Programme. Investors should review, *inter alia*, the documents deemed incorporated herein by reference when deciding whether or not to purchase any of the Notes.

The distribution of this Prospectus and the offer, distribution or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Dealers and the Trustee do not represent that this document may be lawfully distributed, or that the Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee which would permit a public offering of any Notes outside the United Kingdom or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the Dealers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this Prospectus or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of this Prospectus and the offer or sale of Notes in the United States, the European Economic Area (including the United Kingdom, France and The Netherlands) and Japan, see "Subscription and Sale" on page 60.

This Prospectus has not been submitted for clearance to the *Autorité des marchés financiers* in France.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons as defined herein (see "Subscription and Sale").

In this Prospectus, references to "£", "pounds" and "Sterling" are to pounds sterling, references to "U.S.$" and "U.S. Dollars" are to United States dollars, references to "cents" are to United States cents, references to "Yen" and "¥" are to Japanese Yen and references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes (provided that, in the case of any Tranche of Notes to be admitted to trading on a regulated market in the European Economic Area, the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

TABLE OF CONTENTS

SUMMARY OF THE PROGRAMME AND TERMS AND CONDITIONS OF THE NOTES

This summary must be read as an introduction to this Prospectus and any decision to invest in any Notes should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to the Responsible Person in any such Member State in respect of this summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to information contained in this Prospectus is brought before a court in a Member State of the European Economic Area, the claimant may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

Information Relating to the Issuer:

Description: Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 on 30 October 1996 (with registration number 3273685). The registered and principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom. Its internet address is www.northernrock.co.uk and its telephone number is +44 845 600 8401.

Business of the Issuer: The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in the retail, wholesale, covered bonds and securitisation markets.

The Issuer, together with its subsidiaries and associated companies, also engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At 31 December 2005, the Issuer and its subsidiaries and associated undertakings had statutory total assets of £82.7 billion.

The Issuer is the sixth largest mortgage lender in the United Kingdom based upon loans outstanding and has been consistently in the top three mortgage lenders based on net new loans originated. In the UK mortgage market, the Issuer achieved a market share of 14.5 per cent. on the basis of net residential lending during 2005 of £13.4 billion and a market share of 8.1 per cent. on the basis of gross residential lending during 2005 of £23.6 billion.

The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company effective 1 October 1997.

Information Relating to the Programme:

Arranger: Merrill Lynch International

Dealers:
Barclays Bank PLC
Deutsche Bank AG, London Branch
HSBC Bank plc
Lehman Brothers International (Europe)
Merrill Lynch International
J.P. Morgan Securities Ltd.
The Royal Bank of Scotland plc
UBS Limited

Certain Restrictions: Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale" on page 60).

Distribution: Notes may be distributed by way of private or public placement and in each case on either a syndicated or non-syndicated basis.

Trustee: The Law Debenture Trust Corporation p.l.c.

Issuing and Principal Paying Agent and Agent Bank: Citibank, N.A.

Amount: Up to U.S.$15,000,000,000 nominal amount outstanding at any time or its equivalent in other currencies calculated as described in the Programme Agreement. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Currencies: Subject to any applicable legal or regulatory restrictions, such currency or currencies as may be agreed from time to time by the Issuer, the relevant Dealer(s), the Agent and the Trustee.

Redenomination: The applicable Final Terms may provide that certain Notes may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Final Terms.

Maturities: Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.

At the date of this Prospectus, the minimum maturity of all Notes is six months, save that (i) Subordinated Notes may be undated, (ii) in the case of Dated Subordinated Notes, the minimum maturity will be five years and one day and (iii) in any case such other minimum or maximum maturity as may be required from time to time by the relevant monetary authority or any laws or regulations applicable to the relevant Specified Currency.

Issue Price: Notes may be issued at par or at a premium or discount to par and may be issued on a fully-paid or partly-paid basis.

Form: Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global Note which will (i) if the global Notes are intended to be issued in NGN form, as specified in the applicable Final Terms, be delivered on or prior to the Issue Date to a Common Safekeeper for Euroclear and Clearstream, Luxembourg; and (ii) if the global Notes are not intended to be issued in NGN form, be delivered on or prior to the Issue Date to a Common Depositary for Euroclear and Clearstream, Luxembourg. The temporary global Note will be exchangeable upon request as described therein for either a permanent global Note or definitive Notes (as indicated in the applicable Final Terms), in each case not earlier than 40 days after the Issue Date upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. The applicable Final Terms will specify that a permanent global Note either (i) is exchangeable (in whole but not in part) for definitive Notes

upon not less than 45 days' written notice or (ii) is only exchangeable (in whole but not in part) for definitive Notes upon the occurrence of an Exchange Event, as described in "Form of the Notes" below. Any interest in a global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and/or Clearstream, Luxembourg and/or any other agreed clearing system, as appropriate.

Notes to be issued under the Programme will be Senior Notes, Dated Subordinated Notes or Undated Subordinated Notes.

Fixed Rate Notes:

Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s) and indicated in the applicable Final Terms.

Floating Rate Notes:

Floating Rate Notes will bear interest at a rate determined either:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(ii) on the basis of a reference rate appearing on an agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the Issuer and the relevant Dealer(s),

as indicated in the applicable Final Terms.

The Margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each issue of Floating Rate Notes.

Index Linked Notes:

Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Final Terms).

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:

Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both (as indicated in the applicable Final Terms).

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer(s), will be payable on such Interest Payment Dates and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s).

Dual Currency Notes:

Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Final Terms).

Zero Coupon Notes:

Zero Coupon Notes will not bear interest and will be offered and sold at a discount to their nominal amount unless otherwise specified in the applicable Final Terms.

Redemption: The applicable Final Terms relating to each Tranche of Notes will indicate either that (except for Undated Subordinated Notes which will not have a stated maturity) the Notes of such Tranche cannot be redeemed prior to their stated maturity (other than in specified instalments (see below), if applicable, or for taxation reasons (subject, in the case of Subordinated Notes only, to having obtained the prior consent of the Financial Services Authority) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer (subject, in the case of Subordinated Notes only, to having obtained the prior consent of the Financial Services Authority) and/or the Noteholders upon giving not more than 60 nor less than 30 days' irrevocable notice (or such other notice period (if any) as is indicated in the applicable Final Terms) to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity (if any) and at a price or prices and on such terms as are indicated in the applicable Final Terms.

The applicable Final Terms may provide that Notes may be redeemed in two or more instalments of such amounts and on such dates as are indicated in such Final Terms.

Denomination of Notes: Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms save that the minimum denomination of each Note will be such amount as may be allowed or required from time to time by the relevant regulatory authority or any laws or regulations applicable to the relevant Specified Currency and save that the minimum denomination of each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €1,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency at the time of issue).

Taxation: All payments in respect of the Notes will be made without deduction for or on account of United Kingdom withholding taxes, subject to certain exceptions as are described in Condition 10.

Status of the Senior Notes: The Senior Notes will constitute direct, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer ranking *pari passu* and without any preference among themselves and (subject as aforesaid and to any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

Status of the Subordinated Notes: The Subordinated Notes will be direct, unsecured, subordinated obligations of the Issuer and will rank *pari passu* and without any preference among themselves.

The rights of holders of Subordinated Notes will be subordinated in right of payment in the manner provided in the Trust Deed and as specified in Condition 3.

In respect of Undated Subordinated Notes, payments of interest are subject to the right of the Issuer to defer payments of interest in accordance with Condition 5*(f)* and subject to Condition 3(ii).

Rating: The Programme has been rated by Standard & Poor's, by Moody's and by Fitch. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable

	to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Where an issue of Notes is rated, the rating will be specified in the applicable Final Terms.
Cross Default:	The Senior Notes will contain a cross default clause in respect of indebtedness for moneys borrowed (as defined in the Trust Deed) of, or guaranteed by, the Issuer or any Material Subsidiary having an outstanding aggregate principal amount of at least the Specified Amount as more fully described in Condition 11.
Negative Pledge:	The Senior Notes will contain a negative pledge provision as more fully described in Condition 4.
Listing and Admission to Trading:	Application has been made to the UK Listing Authority for Notes issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. Notes may also be listed and/or admitted to trading, as the case may be, on such other or further stock exchanges or markets as may be agreed between the Issuer and the relevant Dealer(s) in relation to each issue. Notes (other than Subordinated Notes) which are neither listed nor admitted to trading on any market may also be issued. The Final Terms relating to each Tranche of Notes will state whether or not the relevant Notes are to be listed and/or admitted to trading and, if so, on which stock exchanges and markets.
Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are selling restrictions in relation to the offering and sale of a particular Tranche of Notes. See "Subscription and Sale".
Risk Factors:	A description of certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme is set out under "Risk Factors" below and includes exposure to credit risk and market risk, dependence on economic activity in the UK, risks associated with strategic decisions regarding organic growth and cost control, access to wholesale funding, covered bond and securitisation markets and the impact of regulatory changes. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme, see "Risk Factors".

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have previously been published and have been filed with the Financial Services Authority, shall be incorporated in, and form part of, this Prospectus:

(a) the Issuer's 2004 Annual Report and Accounts, including the audited consolidated annual financial statements for the financial year ended 31 December 2004 together with the notes to the financial statements and the audit report thereon;

(b) the Issuer's 2005 Annual Report and Accounts, including the audited consolidated annual financial statements for the financial year ended 31 December 2005 together with the notes to the financial statements and the audit report thereon; and

(c) the Preliminary Results of the Issuer for the financial year ended 31 December 2005.

Following the publication of this Prospectus, a supplementary prospectus may be prepared by the Issuer and approved by the UK Listing Authority in accordance with Article 16 of the Prospectus Directive. Statements contained in any such supplementary prospectus (or contained in any document incorporated by reference therein) shall, to the extent applicable (whether expressly, by implication or otherwise), be deemed to modify or supersede statements contained in this Prospectus or in a document which is incorporated by reference in this Prospectus. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Prospectus.

Copies of documents incorporated by reference in this Prospectus can be obtained, upon request and free of charge, from the registered office of the Issuer and from the specified office of the Agent in London and will be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/.

In the event of any significant new factor arising or any material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of any Notes, the Issuer will prepare and publish a supplementary prospectus or a new prospectus for use in connection with any subsequent issue of Notes. In addition, the Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "Subscription and Sale" on page 60) that it will comply with Section 87G of the FSMA.

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring.

Factors which the Issuer believes may be material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the Issuer may be unable to pay interest, principal or other amounts on or in connection with any Notes for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus and reach their own views prior to making any investment decision.

Factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme

Like all other banks, the Issuer is mainly exposed to credit risk and market risk (for example, fluctuations in interest rates and currency values). These risk factors are addressed by the Issuer's own risk management procedures and exposures are constantly measured and monitored.

Economic Activity in the UK

The Issuer's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, employment trends, the state of the economy and market interest rates at the time. As the Issuer currently conducts the majority of its business in the UK, its performance is influenced by the level and cyclical nature of business activity in the UK, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the UK economy will not have a material effect on the Issuer's future results.

Risk Associated with Strategic Decisions Regarding Organic Growth and Cost Control

The Issuer's strategy relies upon the continued organic growth of its assets coupled with controlling related expenses. The strategy also involves operating as a single segment business concentrating on UK residential mortgage lending. No assurance can be given that profitability would not be impacted in the event conditions in the UK residential mortgage market deteriorated significantly or the Issuer was otherwise unable to succeed in its growth strategy or in continuing to control related expenses.

Access to Wholesale Funding, Covered Bond and Securitisation Markets

A substantial amount of the Issuer's funding depends upon access to wholesale funding sources, including accessing the institutional debt market in the United States, Europe and in Asia, as well as accessing the global securitisation and covered bond markets as an additional source of wholesale funding. The continued ability of the Issuer to access such funding sources on favourable economic terms is dependent on a variety of factors, including a number of factors outside of its control, including general market conditions. There can be no assurance that the Issuer will continue to be able to access such funding sources on favourable terms in the future.

Impact of Regulatory Changes

The Issuer is subject to financial services laws, regulations, administrative actions and policies in each location that the Issuer operates. Changes in supervision and regulation, in particular in the UK, could materially affect the Issuer's business, the products and services offered or the value of its assets. Although the Issuer works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of the Issuer.

International Financial Reporting Standards

The Issuer has adopted International Financial Reporting Standards ("IFRS") for reporting periods beginning 1 January 2005 and thereafter. These standards are, in a number of ways, different from existing generally accepted accounting principles in the UK and their implementation has had a significant effect on the presentation of the Issuer's financial statements.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the relevant Notes, the merits and risks of investing in the relevant Notes and the information contained or incorporated by reference in this Prospectus or any applicable supplementary prospectus;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the relevant Notes and the impact such investment will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the currency in which such investor's financial activities are principally denominated;

(iv) understand thoroughly the terms of the relevant Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments and such instruments may be purchased as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with the assistance of a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of such Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of certain such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature is likely to limit the market value of Notes. During any period when the Issuer may elect to redeem Notes, the market value of such Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Risks related to Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Risks related to Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of its investment.

Risks related to variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be more volatile than those for securities that do not include those features.

Risks related to Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of such Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Risks related to Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of such Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favorable than the then-prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

The Issuer's obligations under Subordinated Notes are subordinated

The Issuer's obligations under Dated Subordinated Notes will be unsecured and subordinated. In the event of a winding-up of the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice that he/she intends to declare and distribute a dividend, the relevant Noteholders' claims shall be subordinated to the claims of depositors and other unsubordinated creditors of the Issuer in respect of their respective Senior Claims (as defined in Condition 3(iv)). Payments of principal and interest in respect of Dated Subordinated Notes are, in the event of a winding up of the Issuer, conditional upon the Issuer being solvent at the time of payment by the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice that he/she intends to declare and distribute a dividend, conditional upon the Issuer being solvent at the time of payment by the Issuer, as more fully described in Condition 3.

The Issuer's obligations under Undated Subordinated Notes will be unsecured and subordinated to the claims of Senior Creditors (as defined in Condition 3(iv)). Payments of principal and interest in respect of Undated Subordinated Notes are conditional upon the Issuer being solvent at the time of payment by the Issuer. If at any time an order is made or an effective resolution is passed for the winding up in England of the Issuer (except in the circumstances described in Condition 3(ii)) or if, following the appointment of an administrator of the Issuer, the administrator gives notice that he/she intends to declare and distribute a dividend, the Noteholders shall receive, in respect of each Note, such amount (if any) as would have been payable to the Noteholder if, on the day prior to the commencement of the winding up or such administration, such Noteholder were the holder of a preference share in the capital of the Issuer having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the capital of the Issuer, as more fully described in Condition 3.

Although Subordinated Notes may pay a higher rate of interest than comparable Notes which are not subordinated, there is a real risk that an investor in Subordinated Notes will lose all or some of his investment should the Issuer become insolvent.

Under certain conditions, interest payments under Undated Subordinated Notes may be deferred

In relation to Undated Subordinated Notes, the Issuer may elect to defer payment of interest until the first to occur of (i) the date upon which a dividend is next paid on any class of its share capital, (ii) any date fixed for redemption of the relevant Notes pursuant to Condition 6 and (iii) the commencement of winding up in England of the Issuer, as more fully described under Condition 5(f).

The Issuer will pay all deferred interest on all Undated Subordinated Notes as soon as it may no longer defer interest under the terms described above. The Issuer will make this payment in respect of all such Notes on the next scheduled Interest Payment Date that occurs in respect of any issue of such Notes, unless it elects to make the payment earlier.

In no event will holders of Undated Subordinated Notes be able to accelerate the maturity of their Notes; such holders will have claims only for amounts then due and payable on their Notes. After the Issuer has fully paid all deferred interest on any issue of Undated Subordinated Notes and if that issue of Undated Subordinated Notes remains outstanding, future interest payments on that issue of Undated Subordinated Notes will be subject to further deferral as described above.

Any deferral of interest payments will likely have an adverse effect on the market price of the Undated Subordinated Notes. In addition, as a result of the interest deferral provision of the Undated Subordinated Notes, the market price of such Notes may be more volatile than the market prices of other debt securities on which original issue discount or interest accrues that are not subject to such deferrals and may be more sensitive generally to adverse changes in the Issuer's financial condition.

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers and substitution

The Terms and Conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The Terms and Conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, (i) agree to any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes or (ii) determine without the consent of the Noteholders that any Event of Default or potential Event of Default shall not be treated as such or (iii) agree to the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 15 of the Notes.

Basel Capital Requirements Directive

The Basel Committee has issued proposals for reform of the 1988 Capital Accord and has proposed a framework which places enhanced emphasis on market discipline and sensitivity to risk. The Issuer cannot predict the precise effects of the potential changes that might result from implementation of the proposals on both its own financial performance or the impact on the pricing of its Notes issued under the Programme. Prospective investors in the Notes should consult their own advisers as to the consequences for them of the potential application of the New Basel Capital Accord proposals.

European Monetary Union

British membership in the European Monetary Union prior to the maturity of the Notes may adversely affect investors in the Notes. It is possible that prior to the maturity of the Notes the United Kingdom may become a participating Member State and that the euro may become the lawful currency of the United Kingdom. In that event (i) all amounts payable in respect of any Notes denominated in Sterling may become payable in euro; (ii) the law may allow or require the Notes to be re-denominated into euro and additional measures to be taken in respect of such Notes and (iii) there may no longer be available published or displayed rates for deposits in Sterling used to determine the rates of interest on such Notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment, which could adversely affect investors in the Notes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

If a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. The Issuer will be required, save as provided in Condition 9 of the Notes, to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Change of law

The Terms and Conditions of the Notes are based on English law in effect as at the date of issue of the relevant Notes. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of issue of the relevant Notes.

Trading in the clearing systems

In relation to any issue of Notes which have a minimum denomination and are tradeable in the clearing systems in amounts above such minimum denomination which are smaller than it, should definitive Notes be required to be issued, a holder who does not have an integral multiple of the minimum denomination in his account with the relevant clearing system at the relevant time may not receive all of his entitlement in the form of definitive Notes unless and until such time as his holding becomes an integral multiple of the minimum denomination.

Risks related to the market generally

Set out below is a brief description of certain market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (i) the Investor's Currency-equivalent yield on the Notes, (ii) the Investor's Currency-equivalent value of the principal payable on the Notes and (iii) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (i) Notes are legal investments for it, (ii) Notes can be used as collateral for various types of borrowing and (iii) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global Note without receipts, interest coupons or talons, which will (i) if the global Notes are intended to be issued in NGN form, as specified in the applicable Final Terms, be delivered on or prior to the original issue date of the Tranche to a Common Safekeeper for Euroclear and Clearstream, Luxembourg; and (ii) if the global Notes are not intended to be issued in NGN form, be delivered on or prior to the original issue date of the Tranche to a Common Depositary for Euroclear and Clearstream, Luxembourg. Whilst any Note is represented by a temporary global Note, payments of principal and interest (if any) due prior to the Exchange Date (as defined below) will be made (against presentation of the temporary global Note if the temporary global Note is not intended to be issued in NGN form) only to the extent that certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations (as referred to in the temporary global Note) has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certificate (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which is 40 days after the date on which the temporary global Note is issued, interests in the temporary global Note will be exchangeable, upon request being made by Euroclear and/or Clearstream, Luxembourg acting on the instructions of the holders of interests in the temporary global Note, either for interests in a permanent global Note without receipts, interest coupons or talons or for definitive Notes (as indicated in the applicable Final Terms and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Final Terms) in each case against certification as to non-U.S. beneficial ownership as described in the second sentence of the preceding paragraph unless such certification has already been given. The holder of a temporary global Note will not be entitled to receive any payment of interest or principal due on or after the Exchange Date unless upon due certification exchange of the temporary global Note is improperly withheld or refused. Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes" below), the Agent shall arrange that, where a further Tranche of Notes is issued, the Notes of such Tranche shall be assigned a common code and an International Security Identification Number ("ISIN") by Euroclear and Clearstream, Luxembourg which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least 40 days (as certified by the Agent to the relevant Dealer(s)/lead manager) after the completion of the distribution of the Notes of such first-mentioned Tranche (the date of completion of the distribution of such Notes having been previously notified to the Agent by such Dealer(s)/lead manager).

Payments of principal and interest (if any) on a permanent global Note will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the permanent global Note if the permanent global Note is not intended to be issued in NGN form) without any requirement for certification. The applicable Final Terms will specify that a permanent global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached either (i) upon not less than 45 days' written notice (expiring at least 30 days after the Exchange Date) from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such permanent global Note) to the Agent as described therein or (ii) upon not less than 45 days' written notice (expiring at least 30 days after the Exchange Date) to the Agent as described below only upon the occurrence of an Exchange Event as described therein. "Exchange Event" means, unless otherwise specified in the applicable Final Terms, (i) an Event of Default has occurred and is continuing, (ii) the Issuer has been notified that either Euroclear or Clearstream, Luxembourg has been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system satisfactory to the Trustee is available or (iii) the Issuer has been notified that the Trustee is satisfied that the Issuer has or will become obliged to pay additional amounts as provided for or referred to in Condition 10 which would not be required were the Notes represented by the permanent global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 19 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such permanent global Note) may give notice to the Agent requesting exchange and in the event of the occurrence of an

Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange will be made upon presentation of such permanent global Note by the bearer thereof on any day (other than a Saturday or Sunday) on which banks are open for business in London at the specified office of the Agent. Temporary and permanent global Notes and definitive Notes will be authenticated (if applicable) and delivered by the Agent on behalf of the Issuer.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:—

> "Any United States person (as defined in the Internal Revenue Code of the United States) who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition or payment of principal in respect of Notes, receipts or interest coupons.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms.

In relation to Notes which have a Specified Denomination of €50,000 (or its equivalent) or more, so long as the Notes are represented by a global Note and the relevant clearing system(s) so permit, the Notes shall be tradeable only in principal amounts of at least the Specified Denomination and integral multiples of the Tradeable Amount provided in the Final Terms.

FORM OF FINAL TERMS

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[*Date*]

NORTHERN ROCK PLC

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes] under the U.S.$15,000,000,000 Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated [*date*] [and the supplementary prospectus[es] dated [*date*]] which [together] constitute[s] a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus [as so supplemented]. The Prospectus [and the supplementary prospectus[es]] [is] [are] available for viewing at the specified office in London of the Agent and [website] and copies may be obtained from the registered office of the Issuer.

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Prospectus dated [*original date*]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") and must be read in conjunction with the Prospectus dated [*current date*] [and the supplementary prospectus[es] dated [*date*]] which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Prospectus dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectuses dated [*original date*] and [*current date*] [as so supplemented]. Copies of such Prospectuses [and the supplementary prospectus[es]] [is] [are] available for viewing at the specified office in London of the Agent and [website] and copies may be obtained from the registered office of the Issuer.

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Final Terms.*]

[*When adding any other final terms or information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplementary prospectus under Article 16 of the Prospectus Directive.*]

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*

3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	– Tranche:	[ ]
	– Series:	[ ]
5.	Issue Price of Tranche:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [ ] (*in the case of fungible issues only, if applicable*)]
6.	Specified Denominations:	[ ] [ ] *(N.B. If an issue of Notes is (i) NOT admitted to trading on a regulated market within the European Economic Area and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €1,000 minimum denomination is not required.)*
7.	[(i)] Issue Date [and Interest Commencement Date]:	[ ]
	[(ii) Interest Commencement Date (if different from the Issue Date):	[ ]]
8.	Maturity Date:	[*Fixed rate – specify date/Floating rate* – Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [*specify other*] *(N.B. If the Final Redemption Amount is other than 100 per cent. of the nominal value, the Notes will constitute derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") will apply)*
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]

12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/[Dated/Undated Subordinated]
14.	Method of Distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] (*If payable other than annually, consider amending Condition 5*)
	(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] (*N.B. This will need to be amended in the case of long or short coupons*)
	(iii) Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(v) Day Count Fraction:	[Actual/Actual (ICMA) or 30/360 or *specify other*]
	(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*] (*N.B. This will need to be amended in the case of regular interest payment dates which are not of equal duration*) (*N.B. Only relevant where Day Count Fraction is Actual/Actual (ICMA)*)
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16.	Floating Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
	(iii) Additional Business Centre(s):	[ ]

(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	[ISDA Determination/Screen Rate Determination/*specify other*]
(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi) Screen Rate Determination:	
– Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement*)
– Interest Determination Date(s):	[ ] (*Second day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR*)
– Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Moneyline Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(vii) ISDA Determination:	
– Floating Rate Option:	[ ]
– Designated Maturity:	[ ]
– Reset Date:	[ ]
(viii) Margin(s):	[+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum
(x) Maximum Rate of Interest:	[ ] per cent. per annum
(xi) Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 Actual/Actual (ISDA) 30/360 30E/360 Other] (*See Condition 5 for alternatives*)
(xii) Fallback provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]

17.	Zero Coupon Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Accrual Yield:	[ ] per cent. per annum
	(ii) Reference Price:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ]
	(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(*f*) and 6(*g*)(iii) *apply/specify other*] *(Consider applicable day count fraction if not U.S. dollar denominated)*
18.	Index Linked Interest Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Index/Formula:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the interest due:	[*provide name and address*]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ] [*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
	(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]
	(vi) Additional Business Centre(s):	[ ]
	(vii) Minimum Rate of Interest:	[ ] per cent. per annum
	(viii) Maximum Rate of Interest	[ ] per cent. per annum
	(ix) Day Count Fraction:	[ ]
19.	Dual Currency Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give or annex details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[*provide name and address*]
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ] [*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20. Issuer Call:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ]
(iii) If redeemable in part:	
– Minimum Redemption Amount:	[ ]
– Higher Redemption Amount:	[ ]
(iv) Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
21. Investor Put:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Optional Redemption Dates(s):	[ ]
(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
(iii) Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
22. Final Redemption Amount of each Note:	[[ ] per Note of [ ] Specified Denomination/*specify other*/see Appendix] *(N.B. In relation to any issue of Notes which are expressed in paragraph 6 and Part B to have a minimum denomination and tradeable amounts above such minimum denomination which are smaller than it the following wording should be added: "For the avoidance of doubt, in the case of a holding of Notes in an integral multiple of [ ] in excess of [ ] as envisaged in paragraph 6 and Part B, such holding will be redeemed at its nominal amount.")*

(N.B. If the Final Redemption Amount is other than 100 per cent. of the nominal value, the Notes will constitute derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)

23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition *6(g)*):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes [on 45 days' notice given at any time/only upon an Exchange Event][1] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date]
	(b) New Global Note:	[Yes] [No]
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] (*Note that this item relates to the place of payment and not Interest Period end dates to which items 16(iii) and 18(vi) relate*)
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*] *(N.B. a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues)*
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	[Not Applicable/*give details*]
	Instalment Date(s):	[Not Applicable/*give details*]
29.	Redenomination applicable:	Redenomination [Not] Applicable (*If Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms*)
30.	Other final terms:	[Not Applicable/*give details*] (*When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplementary prospectus under Article 16 of the Prospectus Directive*)

1. It may be necessary to amend the definition of "Exchange Event" to disapply any Noteholder/Issuer optional exchange in order to allow Notes with a minimum denomination of €50,000 (or its equivalent) or more to be traded in the clearing systems in principal amounts of such minimum denomination and integral multiples of the Tradeable Amount specified in Part B of the Final Terms.

DISTRIBUTION

31.	(i) If syndicated, names [and addresses]** of Managers and [underwriting commitments]**:	[Not Applicable/*give names* [*and addresses and underwriting commitment*]**] (*Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers*)**
	(ii) Date of [Subscription Agreement]**:	[ ]**
	(iii) Stabilising Manager(s) (if any):	[Not Applicable/*give details*]
32.	If non-syndicated, name [and address]** of relevant Dealer:	[*Name* [*and address*]**]
33.	Total commission and concession**:	[ ] per cent. of the Aggregate Nominal Amount**
34.	Whether TEFRA D applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA Not Applicable]
35.	Additional selling restrictions:	[Not Applicable/*give details*]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [[ ] has been extracted from [ ]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Issuer:

By:...
Duly authorised

PART B – OTHER INFORMATION[1]

1. LISTING:

(i) Listing:	[London/other (*specify*)/None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.] (*Where documenting a fungible issue need to indicate that original securities are already admitted to trading.*)**
[(iii) Estimate of total expenses related to admission to trading:*	[ ]*]

2. RATINGS:

Ratings:	The Notes have been assigned the following ratings: [S & P: [ ]] [Moody's: [ ]] [Fitch: [ ]] [[Other]: [ ]] (*Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.*)** (*The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

3. NOTIFICATION:

The Financial Services Authority [has been requested to provide/has provided – *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the [Managers/Dealers], so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. (*Amend as appropriate if there are other interests*)

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

[(i) Reasons for the offer:**	[ ] (*See "Use of Proceeds" wording in Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.*)]**

1. If an issue of Notes is (i) NOT to be admitted to trading on a regulated market within the European Economic Area and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, sections 2 to 9 of Part B should be deleted.

[(ii)] Estimated net proceeds:**	[ ] *(If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)***
[(iii)] Estimated total expenses:**	[ ] *(Expenses are required to be broken down into each principal intended "use" and presented in order of priority of such "uses".)*** *(N.B. If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies (i) above is required where the reasons for the offer are different from making profit and/or hedging certain risks and where such reasons are inserted in (i) disclosure of net proceeds and total expenses at (ii) and (iii) above are also required.)*

6. **YIELD:** *(Fixed Rate Notes only)*

Indication of yield:	[ ] [Calculated as [*include details of method of calculation in summary form*] on the Issue Date.]** The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES:** *(Floating Rate Notes only)***

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Telerate].

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** *(Index-Linked Notes only)*

(Need to include details of where past and future performance and volatility of the index/formula can be obtained.)

*(Need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.)***

(Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.)

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** *(Dual Currency Notes only)*

(Need to include details of where past and future performance and volatility of the relevant rates can be obtained.)

*(Need to include and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.)***

10. TRADEABLE AMOUNTS:

So long as the Notes are represented by a global Note and [*specify relevant clearing system(s)*] so permit, the Notes shall be tradeable in minimum principal amounts of [€50,000]/[*specify equivalent to €50,000 if Notes not denominated in euro*] and integral multiples of [ ] (the "Tradeable Amount") in addition thereto.

11. OPERATIONAL INFORMATION:

(i)	ISIN Code:	[ ]
(ii)	Common Code:	[ ]
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(iv)	Delivery:	Delivery [against/free of] payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	[ ]
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] (*Include this text if "yes" selected in which case the Notes must be issued in NGN form*)

Notes:

* *Delete if the minimum denomination is less than €50,000 (or, if the Specified Currency is other than euro, its equivalent)*

** *Delete if the minimum denomination is greater than or equal to €50,000 (or, if the Specified Currency is other than euro, its equivalent)*

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer(s) at the time of issue but if not so permitted and agreed, such definitive Note will have endorsed upon or attached thereto such Terms and Conditions. Part A of the applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with such Terms and Conditions, supplement, replace or modify the following Terms and Conditions for the purpose of such Tranche of Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" above for the form of the Final Terms which will include the definition of certain terms used in the following Terms and Conditions or specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series of notes (the notes of such Series being hereinafter called the "Notes", which expression shall mean (i) in relation to Notes represented by a Global Note, units equal to the lowest Specified Denomination in the Specified Currency, (ii) definitive Notes issued in exchange for a Global Note and (iii) any Global Note) constituted by a Trust Deed dated 15 March 1994 (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "Trust Deed").

Payment in respect of the Notes will be made under an amended and restated Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 19 June 2006 made between the Issuer, Citibank, N.A., as issuing agent, principal paying agent and agent bank (the "Agent", which expression shall include any successor as agent), the other paying agent named therein (together with the Agent, the "Paying Agents", which expression shall include any additional or successor paying agent) and the Trustee.

Interest bearing definitive Notes (unless otherwise indicated in the applicable Final Terms) have interest coupons ("Coupons") and, if indicated in the applicable Final Terms, talons for further Coupons ("Talons") attached on issue. Any reference in these Terms and Conditions to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes redeemable in instalments will have instalment receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue.

The Final Terms (or the relevant provisions thereof) for the Notes are endorsed upon or attached to any Global Note and any Note in definitive form. Part A of the Final Terms (or such relevant provisions thereof) supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, supplement, replace or modify these Terms and Conditions for the purposes of this Note. References herein to "applicable Final Terms" are to Part A of the Final Terms attached hereto or to the relevant provisions thereof endorsed hereon.

The Trustee acts for the benefit of the holders of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the talons), all in accordance with the provisions of the Trust Deed.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing and admission to trading) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which (1) are expressed to be consolidated and form a single series and (2) are identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office of the Trustee, being at 19 June 2006 at Fifth Floor, 100 Wood Street, London EC2V 7EX and at the specified office of each of the Agent and the other Paying Agents. Copies of

the applicable Final Terms are available for inspection during normal business hours at the specified office in London of the Agent and copies may be obtained, free of charge, upon request, from the registered office of the Issuer save that, if this Note is neither admitted to trading on a regulated market within the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under Directive 2003/71/EC (the "Prospectus Directive"), the applicable Final Terms will only be available for inspection by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Agent as to identity, the holder of the Note to which such Final Terms relate. In addition, if this Note is admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market, the applicable Final Terms will be available for inspection on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/. Final Terms relating to Notes which are either admitted to trading on a regulated market within the European Economic Area other than the London Stock Exchange's Gilt-Edged and Fixed Interest Market or offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will be published in accordance with Article 14 of the Prospectus Directive. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are binding on them. Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Agency Agreement and the Trust Deed, the Trust Deed will prevail and, in the event of inconsistency between the Agency Agreement or the Trust Deed and the applicable Final Terms, the applicable Final Terms will prevail.

1. Form, Denomination and Transfer

The Notes are in bearer form in the Specified Currency or Currencies and the Specified Denomination(s) and definitive Notes are serially numbered. Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Final Terms.

This Note may be a Senior Note or a Subordinated Note, as indicated in the applicable Final Terms. If it is a Subordinated Note, it is either a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Final Terms.

If it is a definitive Note, it is issued with Coupons and, if applicable, Receipts and Talons attached, unless it is a Zero Coupon Note in which case references to interest, Coupons and Couponholders in these Terms and Conditions are not applicable.

Without prejudice to the provisions relating to Global Notes set out below, title to the Notes, the Receipts and the Coupons will pass by delivery. Except as ordered by a court of competent jurisdiction or as required by law, the Issuer, the Trustee, the Agent and any other Paying Agent shall (subject as set out below) be entitled to deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not such Note, Receipt or Coupon shall be overdue and notwithstanding any notice to the contrary or any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for the purpose of making payment thereon and for all other purposes. For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank SA/NV ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such

Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee, the Agent and any other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal and interest on such Notes, the right to which shall be vested, as against the Issuer, solely in the bearer of the Global Note in accordance with and subject to its terms (or the Trustee in accordance with the Trust Deed) (and the expressions "Noteholder", "holder of Notes" and related expressions shall be construed accordingly). Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and/or Clearstream, Luxembourg, as the case may be.

Any references herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Agent and the Trustee or specified in the applicable Final Terms.

2. Status of Senior Notes

If the Notes are specified as Senior Notes in the applicable Final Terms, the Notes and the relative Receipts and Coupons (if any) are direct, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer ranking *pari passu* and without any preference among themselves and (subject as aforesaid and to any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer.

3. Status and Subordination of Subordinated Notes

(i) If the Notes are specified as Dated Subordinated Notes in the applicable Final Terms, the Notes and the relative Receipts and Coupons (if any) are direct and unsecured obligations of the Issuer and rank without any preference among themselves. The rights of the Noteholders, the Receiptholders and the Couponholders will, in the event of the winding-up of the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, be subordinated in the manner provided in the Trust Deed to the claims of depositors and other unsubordinated creditors of the Issuer in respect of their respective Senior Claims.

In the case of Dated Subordinated Notes, payments of principal and interest in respect of the Notes are, in the event of a winding up of the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, conditional upon the Issuer being solvent at the time of payment by the Issuer, and accordingly in such event no principal or interest shall be payable except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For the purpose of this Condition 3(i), the Issuer shall be solvent if its Assets exceed its Liabilities (other than its Liabilities which are not Senior Claims). A report as to the solvency of the Issuer by its liquidator shall in the absence of proven error be treated and accepted by the Issuer, the Trustee, the Noteholders, the Receiptholders and the Couponholders as correct and sufficient evidence thereof.

(ii) If the Notes are specified as Undated Subordinated Notes in the applicable Final Terms, the Notes and the relative Coupons (if any) are direct and unsecured obligations of the Issuer and rank without any preference among themselves, and the rights of the Noteholders and the Couponholders are subordinated in right of payment in the manner provided in the Trust Deed to the claims of Senior Creditors.

In the case of Undated Subordinated Notes, payments of principal and interest in respect of the Notes are, in addition to the right of the Issuer to defer payment of interest in accordance with Condition 5*(f)*, conditional upon the Issuer being solvent at the time of payment by the Issuer, and no principal or interest shall be payable except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For the purpose of this Condition 3(ii), the Issuer shall be solvent if (1) to the extent that any determination as to solvency falls to be made prior to the commencement of winding up or administration of the Issuer, it is able to pay its debts owed to Senior Creditors as they fall due and (2) its Assets exceed its Liabilities (other than its Liabilities to persons who are not Senior Creditors). A report as to the solvency of the Issuer by two directors of the Issuer or, if the Issuer is in winding up, its liquidator

or, if the Issuer is in administration, its administrator, shall in the absence of proven error be treated and accepted by the Issuer, the Trustee, the Noteholders and the Couponholders as correct and sufficient evidence thereof.

In the case of Undated Subordinated Notes, if at any time an order is made or an effective resolution is passed for the winding up in England of the Issuer (except in any such case a solvent winding up solely for the purpose of a reconstruction or amalgamation or the substitution in place of the Issuer of a Successor in Business (as defined in the Trust Deed), the terms of which reconstruction, amalgamation or substitution (A) have previously been approved by the Trustee in writing or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders and (B) do not provide that the Notes shall thereby become payable) or if, following the appointment of an administrator of the Issuer, the administrator gives notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, there shall be payable on each Note (in lieu of any other payment, but subject as provided in this Condition), such amount, if any, as would have been payable to the holder thereof if, on the day prior to the commencement of the winding up or such administration and thereafter, such Noteholder were the holder of a preference share in the capital of the Issuer having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the capital of the Issuer on the assumption that such preference share was entitled to receive on a return of assets in such winding up or such administration an amount equal to the principal amount of such Note together with Arrears of Interest (as defined in Condition 5(*f*)), if any, and any interest (other than Arrears of Interest) which is payable (as provided in the Trust Deed).

N.B. The obligations of the Issuer in respect of Undated Subordinated Notes and the relative Coupons are conditional upon the Issuer being solvent for the purpose of this Condition 3(ii) immediately before and after payment by the Issuer. If this Condition 3(ii) is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal and interest in respect of the Undated Subordinated Notes may be used to absorb losses.

(iii) Subject to applicable law, no Noteholder, Receiptholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Notes, the Receipts or the Coupons and each Noteholder, Receiptholder and Couponholder shall, by virtue of being the holder of any Note, Receipt or Coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention.

(iv) For the purpose of this Condition:—

"Assets" means the unconsolidated gross assets of the Issuer and "Liabilities" means the unconsolidated gross liabilities of the Issuer, all as shown in the latest published audited balance sheet of the Issuer, but adjusted for contingent assets and contingent liabilities and for subsequent events, all in such manner as the directors of the Issuer or the liquidator (as the case may be) may determine;

"Senior Claims" means the aggregate amount of all claims which are not in respect of indebtedness of the Issuer the right to repayment of which by its terms is, or is expressed to be, subordinated to (or otherwise ranks after) the claims of depositors and other unsubordinated creditors of the Issuer; and

"Senior Creditors" means creditors of the Issuer (i) who are unsubordinated depositors or other unsubordinated creditors of the Issuer, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up or administration of the Issuer or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of the Issuer but not further or otherwise, or (iii) who are subordinated creditors of the Issuer other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the Noteholders.

4. Negative Pledge (Senior Notes only)

If the Notes are specified as Senior Notes in the applicable Final Terms, so long as any of the Notes remain outstanding (as defined in the Trust Deed) the Issuer will neither create nor have outstanding any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its undertaking or assets, present or future (including any uncalled capital), to secure any Loan Stock

of the Issuer or any obligation of the Issuer under any guarantee of or indemnity in respect of any Loan Stock of any subsidiary (as defined in the Trust Deed) of the Issuer without at the same time or prior thereto securing the Notes equally and rateably therewith to the satisfaction of the Trustee or providing such other security for the Notes as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the holders of the Notes or as shall be approved by an Extraordinary Resolution of the holders of the Notes.

For the purposes of these Terms and Conditions "Loan Stock" means indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange, over-the-counter or other established securities market but excluding any such indebtedness which has a stated maturity not exceeding one year.

5. Interest

In respect of Undated Subordinated Notes, payments of interest are subject to the right of the Issuer to defer payment in accordance with Condition 5(f) and subject to Condition 3(ii).

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest payable, subject as provided in these Terms and Conditions, in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

If interest is required to be calculated for a period other than a Fixed Interest Period or if no Fixed Coupon Amount is specified in the applicable Final Terms, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means in respect of the calculation of an amount of interest in accordance with this Condition 5*(a)*:

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

(A) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(B) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the Final Interest Payment Date is not a Determination Date, the period commencing on the First Determination Date prior to, and ending on the First Determination Date falling after, such date;

"Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date; and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) *Interest on Floating Rate Notes and Index Linked Interest Notes*

(i) *Interest Payment Dates*

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 5*(b)*(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls in the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In this Condition, "Business Day" means a day which is both:—

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and each Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to Notes denominated or payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London or any Additional Business Centre) and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively or (2) in relation to Notes denominated or payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "Target System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any).

For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent or other person specified in the applicable Final Terms under an interest rate swap transaction if the Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:—

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is the period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purpose of this sub-paragraph (*A*), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:—

(1) the offered quotation (if there is only one quotation on the Relevant Screen Page); or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus the Margin (if any), all as determined by the Agent. If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this sub-paragraph (*B*) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of the Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will, at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination (each an "Interest Amount") for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "Actual/365" or "Actual/Actual ISDA" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(iv) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(v) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366.

(v) Notification of Rate of Interest and Interest Amounts

The Issuer will cause the Rate of Interest and each Interest Amount for each Interest Period and the relative Interest Payment Date to be notified to the Trustee and to any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to be published in accordance with Condition 19 as soon as possible after their determination but in no event later than the fourth Business Day (as defined in Condition 5*(b)*(i) above) thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment or alternative arrangements will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 19.

(vi) Determination or calculation by Trustee

If for any reason at any time after the Issue Date, the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii) or (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum or Maximum Rate of Interest specified in the applicable

Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as the case may be.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5*(b)*, whether by the Agent or the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent, the Trustee, the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by them of their powers, duties and discretions pursuant to such provisions.

(c) Dual Currency Notes

In the case of Dual Currency Notes, where the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest shall be determined in the manner specified in the applicable Final Terms.

(d) Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Interest Accrual

Interest (if any) will cease to accrue on each Note (or in the case of the redemption of part only of a Note, that part only of such Note) on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused or (in the case of Subordinated Notes) is not made by reason of Condition 3 in which event interest will continue to accrue as provided in the Trust Deed.

(f) Interest on Undated Subordinated Notes

In the case of Undated Subordinated Notes, on an Interest Payment Date there may be paid the interest accrued in respect of the Interest Period ending on but excluding such date, but the Issuer shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose. If the Issuer opts not to pay interest on an Interest Payment Date, it shall give not less than 30 days' notice of such option to the Noteholders in accordance with Condition 19. Any interest not paid on an Interest Payment Date together with any other interest not paid on any other Interest Payment Date shall, so long as the same remains unpaid, constitute "Arrears of Interest". Arrears of Interest may, at the option of the Issuer (subject to Condition 3), be paid in whole or in part at any time upon the expiration of not less than seven days' notice to such effect given to the Trustee and to the Noteholders in accordance with Condition 19, but all Arrears of Interest on all Notes outstanding shall (subject to Condition 3) become due in full on whichever is the earliest of (i) the date upon which a dividend is next paid on any class of share capital of the Issuer, (ii) the date set for any redemption pursuant to Condition 6, or (iii) the commencement of winding up in England of the Issuer.

Notwithstanding the foregoing, if notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged (subject to Condition 3) to do so upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Interest Payment Date (or consecutive Interest Payment Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

6. Redemption and Purchase

(a) Final redemption

If this Note is a Senior Note or a Dated Subordinated Note, it will, unless previously redeemed or purchased and cancelled as provided below, be redeemed at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date. If this Note is an Undated Subordinated Note, it has no final maturity date and is only redeemable in accordance with the following provisions of this Condition 6 or Condition 12.

(b) Redemption for taxation reasons

If the Issuer satisfies the Trustee immediately prior to the giving of the notice referred to below that either (i) on the occasion of the next date for payment of interest the Issuer is or will be required to pay additional amounts as provided in Condition 10 or (ii) (in the case of Undated Subordinated Notes only) on the next Interest Payment Date the payment of interest in respect of the Notes would be treated as a "distribution" within the meaning of the Taxes Acts for the time being of the United Kingdom, then the Issuer may (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent (as defined below) and to Condition 3) having given not less than 30 nor more than 60 days' notice to the Trustee and, in accordance with Condition 19, the Noteholders (which notice shall be irrevocable) redeem at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on the next Interest Payment Date (if this Note is a Floating Rate Note or an Index Linked Interest Note) all, but not some only, of the Notes at their Early Redemption Amount referred to in Condition 6*(g)* below together, if applicable, with interest accrued to (but excluding) the date fixed for redemption and, in the case of Undated Subordinated Notes, all Arrears of Interest (if any) as provided in Condition 5*(f)*. Upon the expiry of such notice, the Issuer shall be bound to redeem the Notes accordingly.

For the purposes of these Terms and Conditions "Relevant Supervisory Consent" means the consent to the relevant redemption, payment, repayment or purchase, as the case may be, of the Financial Services Authority or the notification thereof to the Financial Services Authority (and no objection being raised by the Financial Services Authority) (so long as the Issuer is required by the Financial Services Authority to obtain such consent or make such notification).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may, having (unless otherwise specified in the applicable Final Terms) given not less than 30 nor more than 60 days' notice to the Trustee, the Agent and, in accordance with Condition 19, the Noteholders (which notice shall be irrevocable) (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent and to Condition 3), redeem all or some only (as specified in the applicable Final Terms) of the Notes then outstanding on the Optional Redemption Date(s) and at the Optional Redemption Amount(s) as specified in, or determined in the manner specified in, the applicable Final Terms, together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date(s) and, in the case of Undated Subordinated Notes, all Arrears of Interest (if any) as provided in Condition 5*(f)*. Upon expiry of such notice the Issuer shall be bound to redeem the Notes accordingly. In the event of a redemption of some only of the Notes, such redemption must be for an amount being the Minimum Redemption Amount or a Higher Redemption Amount. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), in the case of Redeemed Notes represented by a global Note, not more than 60 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of such Redeemed Notes will be published in accordance with Condition 19 not less than 30 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of all Notes outstanding, in each case on the Selection

Date, provided that any such nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the lowest Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this Condition *6(c)* and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 19 at least 30 days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If this Note is a Senior Note and Investor Put is specified in the applicable Final Terms, then, if and to the extent specified in the applicable Final Terms, upon the holder of this Note giving to the Issuer, in accordance with Condition 19, not less than 30 nor more than 60 days' notice (which notice shall be irrevocable), the Issuer will, upon the expiry of such notice, redeem subject to, and in accordance with, the terms specified in the applicable Final Terms in whole (but not in part) such Note on the Optional Redemption Date and at the relevant Optional Redemption Amount as specified in, or determined in the manner specified in, the applicable Final Terms, together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note, on any Business Day (as defined in Condition 5(*b*)(*i*)) falling within the notice period at the specified office of any Paying Agent, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition.

(e) Purchases

The Issuer or any of its subsidiaries may (subject, in the case of Subordinated Notes, to obtaining prior Relevant Supervisory Consent and to Condition 3), at any time purchase or otherwise acquire Notes (provided that, in the case of definitive Notes, all unmatured Receipts and Coupons appertaining thereto are attached thereto or surrendered therewith) in the open market either by tender or private agreement or otherwise, without restriction as to price. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(f) Late Payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to Condition *6(a)*, *(b)*, *(c)* or *(d)* above or upon its becoming due and repayable as provided in Condition 11 (if this Note is a Senior Note) or Condition 12 (if this Note is a Subordinated Note) is improperly withheld or refused or (in the case of Subordinated Notes) is not made by reason of Condition 3, the amount due and repayable in respect of such Zero Coupon Note shall (subject to Condition 3) be the amount calculated as provided in Condition *6(g)*(iii) below as though the references therein to the date fixed for redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:—

(i) the date on which all amounts due in respect of the Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders either in accordance with Condition 19 or individually.

(g) Early Redemption Amounts

For the purposes of Condition *6(b)* above and Condition 11 (if this Note is a Senior Note) or Condition 12 (if this Note is a Subordinated Note), the Notes will be redeemed at an amount (the "Early Redemption Amount") determined or calculated as follows:—

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof; or

(ii) in the case of Notes (other than Zero Coupon Notes but including Instalment Notes and Partly Paid Notes) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount set out in, or determined in the manner set out in, the applicable Final Terms, or, if no such amount or manner is so set out, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the sum of:—

(A) the Reference Price; and

(B) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable,

or such other amount as is provided in the applicable Final Terms.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made (i) in the case of a Zero Coupon Note payable in a Specified Currency other than euro, on the basis of a 360-day year consisting of 12 months of 30 days each or (ii) in the case of a Zero Coupon Note payable in euro, on the basis of the actual number of days elapsed divided by 365 (or, if any of the days elapsed falls in a leap year, the sum of (x) the number of those days falling in a leap year divided by 366 and (y) the number of those days falling in a non leap year divided by 365) or (iii) on such other calculation basis as may be specified in the applicable Final Terms.

(h) Instalments

Instalment Notes will be repaid in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to Condition 6*(g)* above.

(i) Cancellation

All Notes which are redeemed in full will forthwith be cancelled (together with, in the case of definitive Notes, all unmatured Receipts and Coupons attached thereto or surrendered therewith) and such Notes may not be re-issued or resold.

(j) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

7. Payments

(a) Method of Payment

Subject as provided below:—

(i) payments in a Specified Currency other than euro will be made by transfer to an account in the relevant Specified Currency (which, in the case of a payment in Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 10. References to "Specified Currency" will include any successor currency under applicable law.

(b) Presentation of Notes, Receipts and Coupons

Subject as provided below, payments of principal and interest (if any) in respect of definitive Notes (if issued) will be made against presentation and surrender of definitive Notes or Coupons, as the case may be, at any specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)). Payments of instalments (if any) of principal, other than the final instalment, will (subject as provided below) be made against presentation and surrender of the relevant Receipt. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. If any definitive Note is redeemed or becomes repayable prior to the stated maturity thereof, principal will be payable only on surrender of such Note together with all unmatured Receipts appertaining thereto. Receipts presented without the definitive Note to which they appertain and unmatured Receipts do not constitute valid obligations of the Issuer.

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant global Note against presentation or surrender, as the case may be, of such global Note, at the specified office of any Paying Agent. A record of each payment made on such Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be prima facie evidence that the payment in question has been made.

The holder of the relevant Global Note (or, as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note (or the Trustee, as the case may be) in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of the relevant Global Note (or the Trustee, as the case may be). No person other than the holder of the relevant Global Note (or, as provided in the Trust Deed, the Trustee) shall have any claim against the Issuer in respect of any payments due on that Global Note.

Notwithstanding the foregoing, payments of interest in U.S. Dollars will only be made at the specified office of any Paying Agent in the United States if (a) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment at such specified offices outside the United States of the full amount of interest on the Notes in the manner provided above when due, (b) payment of the full amount of such interest at such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and (c) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

Fixed Rate Notes in definitive form (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall include Coupons falling to be issued on exchange of matured Talons), failing which an amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the total amount due) will be deducted from the amount due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon at any time before the expiry of twelve years after the relevant date (as defined in Condition 10) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 13) or, if later, six years from the date on which such Coupon would otherwise have become due.

Upon any Fixed Rate Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Note, Dual Currency Note or Index Linked Note in definitive form, all unmatured Coupons and Talons (if any), relating to such Note (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

In relation to any Undated Subordinated Note in definitive form, if any payment is to be made in respect of interest, the Interest Payment Date for which falls on or after the date on which the winding up in England of the Issuer is deemed to have commenced or, where an administrator of the Issuer has been appointed and the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, on or after the date of giving such notice, such payment shall be made only against presentation of the relevant Note, and the Coupon for any such Interest Payment Date shall be void. In addition, any Undated Subordinated Note in definitive form presented for payment after an order is made or an effective resolution is passed for the winding up in England of the Issuer or, where an administrator of the Issuer has been appointed and the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, on or after the date of giving such notice must be presented together with all Coupons in respect of Arrears of Interest relating to Interest Payment Dates falling prior to the commencement of such winding up of the Issuer, failing which there shall be withheld from any payment otherwise due to the holder of such Undated Subordinated Note such proportion thereof as the Arrears of Interest due in respect of any such missing Coupon bears to the total of the principal amount of the relevant Undated Subordinated Note, all Arrears of Interest in respect thereof and interest (other than Arrears of Interest) accrued on such Undated Subordinated Note in respect of the Interest Period current at the date of the commencement of the winding up.

(c) Payment Day

If any date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day (as defined below), then the holder thereof shall not be entitled to payment of the relevant amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this Condition (unless otherwise specified in the applicable Final Terms), "Payment Day" means any day which (subject to Condition 13) is:—

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in:

  (A) the relevant place of presentation;

  (B) London;

  (C) each Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

If the due date for redemption of any interest bearing Note in definitive form is not a due date for the payment of interest relating thereto, interest accrued in respect of such interest bearing Note from (and including) the last preceding due date for the payment of interest (or from (and including) the Interest Commencement Date, as the case may be) will be paid only against surrender of such interest bearing Note.

(d) Interpretation of Principal and Interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:—

(i) any additional amounts which may be payable with respect to principal under Condition 10 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount;

(vii) any premium and any other amounts which may be payable under or in respect of the Notes; and

(viii) in relation to Dual Currency Notes, the principal payable in any relevant Specified Currency.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 10 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 13.

9. Agent and Paying Agents

The names of the initial Agent and the other initial Paying Agent and their initial specified offices are set out below. In the event of the appointed office of any such bank being unable or unwilling to continue to act as the Agent, or failing duly to determine the Rate of Interest, if applicable, or to calculate the Interest Amounts for any Interest Period, the Issuer shall appoint the London office of such other bank as may be approved by the Trustee to act as such in its place. The Agent may not resign its duties or be removed from office without a successor having been appointed as aforesaid. The Issuer may, with the prior approval of the Trustee, vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts provided that the Issuer will, (i) so long as any of the Notes is outstanding, maintain a Paying Agent (which may be the Agent) having a specified office in a city approved by the Trustee in continental Europe and, (ii) so long as any of the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, a Paying Agent (which may be the Agent) having a specified office in each location required by the rules and regulations of the relevant stock exchange or, as the case may be, other relevant authority and (iii) ensure that it maintains a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive, unless otherwise agreed by the Trustee because it is unduly onerous to the Issuer or not consistent with then market practice.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in sub-paragraph (ii) of the fourth paragraph of Condition 7*(b)*. Notice of any such variation, termination, appointment or change will be given by the Issuer to the Noteholders in accordance with Condition 19.

10. Taxation

All payments of principal and interest (if any) in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding of, or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Issuer will pay such additional amounts as may be necessary in order that the net amounts receivable by the Noteholders, Receiptholders and Couponholders after such withholding or deduction shall equal the respective amounts of principal and interest (if any) which would have been receivable in respect of the Notes, Receipts or Coupons (as the case may be) in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment:—

(i) by or on behalf of a holder who (a) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant taxing authority but fails to do so; or (b) is liable to such taxes, duties, assessments or governmental charges in respect of such Notes, Receipts or Coupons (as the case may be) by reason of his having some connection with the United Kingdom other than merely by reason of the holding of such Note, Receipt or Coupon; or

(ii) more than 30 days after the relevant date save to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on the last day of such period of 30 days; or

(iii) in the United Kingdom; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the EU.

For this purpose, "the relevant date" means the date on which the payment in respect of the Note, Receipt or Coupon first becomes due and payable but, if the full amount of the moneys payable on such date has not been received by the Agent or the Trustee on or prior to such date, the "relevant date" means the date on which, such moneys having been so received, notice to that effect shall have been given to the Noteholders in accordance with Condition 19.

11. Events of Default and Enforcement relating only to Senior Notes

(a) This Condition shall apply only to Senior Notes.

(b) The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, (but, in the case of the happening of any of the events mentioned in sub-paragraphs (ii) to (vii) below, only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice to the Issuer that the Notes are, and they shall accordingly immediately become, due and repayable at their Early Redemption Amount, together with accrued interest (if any) as provided in the Trust Deed, if any of the following events (each an "Event of Default") shall occur and be continuing:—

(i) if default is made for a period of 7 days or more in the payment of any principal due in respect of the Notes or any of them or 14 days or more in the payment of any interest due in respect of the Notes or any of them; or

(ii) if an order is made or an effective resolution is passed for the winding-up of the Issuer or any Material Subsidiary (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to the Issuer or any other subsidiary of the Issuer); or

(iii) if the Issuer or any Material Subsidiary stops or threatens to stop payment to its creditors generally or the Issuer or any Material Subsidiary ceases or threatens to cease to carry on its business or substantially the whole of its business (except for the purpose of or in connection with a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to the Issuer or any other subsidiary of the Issuer); or

(iv) if an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed of the whole or any material part of the undertaking, property and assets of the Issuer or any Material Subsidiary or if a distress or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of the Issuer or any Material Subsidiary and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Trustee may permit); or

(v) if the Issuer or any Material Subsidiary is unable to pay its debts generally; or

(vi) if any payment in respect of indebtedness for moneys borrowed (as defined in the Trust Deed) (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) of the Issuer or any Material Subsidiary is not made on its due date (or by the expiry of any applicable grace period as originally provided) or becomes due and payable prior to its stated maturity by reason of default or if any guarantee or indemnity of any payment in respect of indebtedness for moneys borrowed of any third party given by the Issuer or any Material Subsidiary is not honoured when due and called upon (except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount); or

(vii) if default is made by the Issuer in the performance or observance of any obligation, condition or provision binding on it under the Notes, Receipts or Coupons or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes) and, except where such default is or the effects of such default are, in the opinion of the Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Trustee may permit) after written notice thereof has been given by the Trustee to the Issuer requiring the same to be remedied.

"Specified Amount" means the greater of (a) £15,000,000 or its equivalent in any other currency or currencies and (b) such amount in Sterling as is equal to one per cent. of the aggregate of (1) the nominal amount of the share capital of the Issuer for the time being issued and paid up or credited as paid up, (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of the Issuer and its subsidiaries and (3) any amounts attributable to minority interests in subsidiaries, all as shown in the latest audited consolidated balance sheet of the Issuer and its subsidiaries prepared in accordance with generally accepted accounting principles in the United Kingdom less (4) any amounts, determined in accordance with generally accepted accounting principles in the United Kingdom, representing distribution of cash or tangible assets declared, recommended or made by the Issuer or any of its subsidiaries (other than any distribution attributable to the Issuer or another subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of the Issuer and its subsidiaries and less (5) any amounts shown in such latest audited consolidated balance sheet (y) attributable to intangible assets and (z) of any debit on profit and loss account.

A certificate of two directors of the Issuer as to the Specified Amount shall, in the absence of manifest error, be conclusive and binding on all parties.

"Material Subsidiary" means any subsidiary of the Issuer whose total assets (attributable to the Issuer) represent 10 per cent. or more of the consolidated total assets (attributable to the Issuer) of the Issuer and its subsidiaries, all as more particularly defined in the Trust Deed.

The Trust Deed contains provisions which permit two directors of the Issuer to certify that a subsidiary is a "Material Subsidiary" (i) at the time of issue of every audited consolidated balance sheet of the Issuer and at any other time upon the request of the Trustee, or (ii) as soon as reasonably practicable after the acquisition or disposal of a company which thereby becomes or ceases to be a Material Subsidiary or after any transfer is made to any subsidiary which thereby becomes a Material Subsidiary. Any such certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

The Trustee may at its discretion institute such proceedings as it may think fit to enforce the obligations of the Issuer under the Trust Deed and the Notes, Receipts and Coupons, but it shall not be bound to institute any such proceedings unless (1) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding and (2) it shall have been indemnified to its satisfaction. No Noteholder, Receiptholder or Couponholder shall be entitled to institute proceedings directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

12. Events of Default and Enforcement relating only to Subordinated Notes

(a) This Condition shall apply only to Subordinated Notes.

(b) In the case of Dated Subordinated Notes, the Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, give notice to the Issuer that the Notes are, and they shall accordingly immediately become, due and repayable at their Early Redemption Amount, together with accrued interest (if any) as provided in the Trust Deed if any of the following events (each an "Event of Default") shall occur and be continuing:—

(i) if default is made for a period of 7 or more days in the payment of any principal due in respect of the Notes or any of them or 14 or more days in the payment of any interest due in respect of the Notes or any of them; or

(ii) if the winding-up of the Issuer is commenced (other than a winding-up which has been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders).

If the Notes become immediately due and repayable, the Trustee may at its discretion institute proceedings, but may take no other action in respect of such default, for the winding-up of the Issuer in England (but not elsewhere) to enforce the obligations of the Issuer in respect of the Trust Deed; provided that no payment of interest, repayment of principal or other claim in respect of the Notes may be made by the Issuer pursuant to this Condition, nor will the Trustee accept the same, otherwise than during or after a winding-up or dissolution of the Issuer, save with prior Relevant Supervisory Consent.

For the purposes of this paragraph *(b)*, a payment shall be deemed to be due even if the condition set out in Condition 3 is not satisfied.

(c) In the case of Undated Subordinated Notes, if the Issuer shall not make any payment of principal or interest in respect of the Notes for a period of 14 days or more after the due date for the same, the Trustee may institute proceedings in England (but not elsewhere) for the winding up of the Issuer and prove in such winding up.

For the avoidance of doubt, no payment shall be due if the Issuer does not make such payment as a result of the provisions of Condition 3(ii) and no payment of interest shall be due if the Issuer has exercised its right to defer such payment of interest pursuant to Condition 5*(f)*.

(d) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so, in which case the Noteholder,

Receiptholder or Couponholder shall have only such rights against the Issuer as those which the Trustee is entitled to exercise. No Noteholder, Receiptholder or Couponholder shall be entitled to institute proceedings for the winding-up of the Issuer, or to prove in any winding-up of the Issuer or any administration of the Issuer, unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so, or, being able to prove in any winding-up of the Issuer or any administration of the Issuer, fails to do so, in which event any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding-up in England (but not elsewhere) of the Issuer and/or prove in any winding-up of the Issuer or prove in any administration of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled so to do in respect of the Notes, Receipts and Coupons held by him. No remedy against the Issuer, other than the institution of proceedings for the winding-up in England of the Issuer or the proving or claiming in the winding-up of the Issuer or in any administration of the Issuer, shall be available to the Trustee or the Noteholders, Receiptholders or Couponholders for the recovery of amounts owing in respect of the Notes, Receipts or Coupons or under the Trust Deed.

(e) The Trustee may at its discretion institute proceedings for the winding-up of the Issuer in England to enforce the obligations of the Issuer under the Trust Deed and the Notes, Receipts and Coupons, but it shall not be bound to institute any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding and (b) it shall have been indemnified to its satisfaction.

13. Prescription

Notes, Receipts and Coupons shall become void unless presented for payment within 12 years (in the case of Notes and Receipts) and six years (in the case of Coupons), in each case from the relevant date (as defined in Condition 10) therefor, subject to the provisions of Condition 7. There shall not be included in any Coupon sheet issued on exchange of a Talon, any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 7 or any Talon which would be void pursuant to Condition 7.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Terms and Conditions or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons present holding or representing a clear majority of the nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons present being or representing Noteholders whatever the nominal amount of the Notes for the time being outstanding so held or represented, except that, at any meeting, the business of which includes the modification of certain of these Terms and Conditions or of certain of the provisions of the Trust Deed, the necessary quorum for passing an Extraordinary Resolution will be one or more persons present holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the nominal amount of the Notes for the time being outstanding.

An Extraordinary Resolution passed at any meeting of Noteholders will be binding on all Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trust Deed provides that the Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification (subject as provided above) of, or to any waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders or to any modification thereof which is of a formal, minor or technical nature or which is made to correct a manifest error. Any such modification, waiver or authorisation shall be binding on the Noteholders, Receiptholders and Couponholders and, unless the Trustee agrees otherwise, any such modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 19.

In connection with the exercise by it of any of its trusts, powers or discretions (including, but without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders, Receiptholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 10 and/or any undertaking given in addition to, or in substitution for, Condition 10 pursuant to the Trust Deed.

15. Substitution

(a) Subject as provided in the Trust Deed, the Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the Noteholders, may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the substitution of any Successor in Business of the Issuer or a holding company of the Issuer or of a subsidiary of the Issuer or of any such Successor in Business or of any such holding company in place of the Issuer as principal debtor under the Trust Deed, the Notes, the Receipts and the Coupons, provided (in the case of the substitution of any company which is a subsidiary of the Issuer or of any such Successor in Business or of any such holding company) that the obligations of the subsidiary in respect of the Trust Deed, the Notes, the Receipts and the Coupons shall be guaranteed by the Issuer or such Successor in Business or such holding company in such form as the Trustee may require and provided further that (in the case of the Subordinated Notes) the obligations of such Successor in Business or of such holding company or subsidiary of the Issuer or of any such Successor in Business or of any such holding company and any such guarantee shall be subordinated on a basis considered by the Trustee to be equivalent to that in respect of the Issuer's obligations in respect of the Notes, Receipts and Coupons.

(b) Any such substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, any such substitution shall be notified by the Issuer to the Noteholders as soon as practicable thereafter in accordance with Condition 19.

16. Further Issues

The Issuer is at liberty from time to time without the consent of the Noteholders, Receiptholders or Couponholders to create and issue further notes ranking *pari passu* in all respects (or in all respects save for the date for, and the amount of, the first payment of interest thereon) with the outstanding Notes and so that the same shall be consolidated and form a single series with the outstanding Notes.

17. Replacement of Notes, Receipts, Coupons and Talons

If a Note (including any global Note), Receipt, Coupon or Talon is mutilated, defaced, destroyed, stolen or lost it may be replaced at the specified office of the Agent in London, or any other place approved by the Trustee of which notice shall have been published in accordance with Condition 19, on payment of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

18. Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances including provisions relieving it from instituting proceedings to enforce repayment unless indemnified to its satisfaction.

19. Notices

All notices regarding the Notes will be valid if published in the *Financial Times* or any other daily newspaper in London approved by the Trustee or, if this is not possible, in one other English language daily newspaper approved by the Trustee with general circulation in Europe. The Issuer shall also ensure that all notices are duly published in a manner which complies with the rules and regulations of any stock exchange or any other relevant authority on which the Notes are for the time being listed. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first publication or, if required to be published in more than one newspaper, on the date of the first publication in each such newspaper or where published in such newspapers on different dates, the last date of such first publication.

Until such time as any definitive Notes are issued, there may, so long as any global Note is held in its entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication as aforesaid the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the Noteholders and, in addition, for so long as any Notes are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of that stock exchange or, as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, or any other relevant authority. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg, as appropriate.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a global Note, such notice may be given by any Noteholder to the Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

20. The Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Notes, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

21. Governing Law

The Trust Deed, the Notes, the Receipts, the Coupons and the Talons are governed by, and will be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be used by the Issuer for the general funding purposes of its business (which include making a profit). If in respect of any particular issue, there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

NORTHERN ROCK PLC

Introduction

The Issuer is a public limited company incorporated and registered in England and Wales under the Companies Act 1985. The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in the retail, wholesale, covered bonds and securitisation markets. The Issuer, together with its subsidiaries and associated companies, also engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At 31 December 2005, the Group had statutory total assets of £82.7 billion.

The Issuer is the sixth largest mortgage lender in the United Kingdom based upon loans outstanding and has been consistently in the top three mortgage lenders based on net new loans originated. In the UK mortgage market, the Issuer achieved a market share of 14.5 per cent. on the basis of net residential lending during 2005 of £13.4 billion and a market share of 8.1 per cent. on the basis of gross residential lending during 2005 of £23.6 billion.

The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company. The Issuer was incorporated as a public limited company on 30 October 1996 (with registration number 3273685) and the conversion became effective as of 1 October 1997. The Issuer currently has the following two principal subsidiaries, each of which is wholly-owned by the Issuer: Northern Rock Mortgage Indemnity Company Limited, a Guernsey limited liability company providing mortgage indemnity services to the Issuer, and Northern Rock (Guernsey) Limited, a Guernsey limited liability company engaging in retail deposit taking. In connection with its securitisation programme, the Group has established a number of special purpose entities for the purpose of issuing securitised loan notes. As at 31 December 2005, 21 material special purpose entities had been established for the purpose of issuing securitised loan notes. In addition, Whinstone Limited has been established for the purpose of the issue of credit linked loan notes following the transfer of around 80 per cent. of the reserve risk fund element of pre 2005 securitisation transactions.

The Issuer's ordinary shares have been admitted to trading on the London Stock Exchange's market for listed securities and were admitted to the Official List of the UK Listing Authority from 1 October 1997. The registered and principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom (telephone number +44 845 600 8401). The Issuer's internet address is www.northernrock.co.uk.

References to the "Group" are to the Issuer and its subsidiaries and associated undertakings.

Overview

The 2005 results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Union Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005 and which differ significantly from UK GAAP used in the preparation of previously reported financial statements.

Analysis of the results is complicated as a result of certain IFRS only having been applied from 1 January 2005. This means that the revised 2004 statutory results only include the impact of certain of the IFRS used in the preparation of the 2005 results. As a consequence the Issuer has included in comparisons set out below, 2004 results prepared on a pro forma basis, incorporating the impact of IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. This impact includes the treatment of interest income and fees and the reclassification of certain funding instruments from debt to non shareholders' equity but excludes the effects of accounting for derivatives under IFRS which differs from that applied under UK GAAP.

As a consequence of the introduction of IFRS, the 2005 balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS

rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is excluded in the discussion below to enable management's view of underlying performance to be separately identified.

The Issuer specialises in lending to individuals with a core business of providing residential mortgage loans, funded in the retail, wholesale, covered bond and securitisation markets. The Issuer has achieved rapid growth with total assets, rising from £11.6 billion at the end of 1995 to £82.7 billion (statutory) and £81.1 billion (underlying) at 31 December 2005. During 2005 on a statutory basis total assets grew by 27.5 per cent. and underlying total assets grew by 24.9 per cent. Management have set a strategic target of annual growth in assets of 15 per cent. to 25 per cent. per annum.

Reported statutory profit before taxation for the year increased by 13.5 per cent. to £494.2 million with profit attributable to equity shareholders decreasing by 2.8 per cent. to £300.7 million. On the same basis return on equity was 19.3 per cent. (2004 – 21.6 per cent.) and the return on mean risk weighted assets 1.22 per cent. (2004 – 1.45 per cent.).

Based upon 2005 underlying results and the 2004 pro forma results profit before taxation increased by 14.3 per cent. to £504.6 million with profit attributable to equity shareholders increasing by 13.6 per cent. to £308.1 million. On the same basis return on equity was 20.8 per cent. (2004 – 20.9 per cent.) and the return on mean risk weighted assets 1.26 per cent. (2004 – 1.29 per cent.).

The Issuer is one of the lowest cost providers in its core business. The Issuer's underlying cost to income ratio (defined as recurring administrative expenses divided by total income) was 29.8 per cent. for the year ended 31 December 2005. The Issuer's cost advantage is derived from a combination of factors: focus on its core business, a cost efficient distribution network and its geographical base in the North East of England.

Developments in the Group's distribution network have focused on cost efficiency, achieving volume growth of lending and supporting the Group's retail funding objectives. Approximately 90 per cent. of residential mortgage lending is generated through intermediaries with the remainder split evenly between branches and direct business via telephone and e-commerce.

Lending

Residential Mortgage Lending

At 31 December 2005 the Issuer had £62.4 billion of advances secured on residential property, including £38.4 billion of securitised mortgages. Residential lending represents the Issuer's core activity and accounts for 77 per cent. of underlying total assets.

During 2005, total net residential lending amounted to £13.4 billion, a market share of 14.5 per cent. compared to a share of outstanding total UK balances of 6.4 per cent. as at 31 December 2005. A strong year end pipeline of uncompleted lending awards of £5.0 billion will benefit lending in 2006.

The Group's residential mortgage assets are spread geographically throughout the UK. Residential mortgage lending is focused primarily on customers with a credit history and conservative income multiples and loan to value ratios. The quality of the portfolio is good with only 0.39 per cent. of all balances more than three months or more in arrears, significantly below the UK average of 0.96 per cent. as at 31 December 2005.

Commercial Lending

The Issuer has a commercial loan portfolio which comprises two elements:

(*a*) commercial loans secured on residential investment properties amounting to £814 million as at 31 December 2005. These are included in the £62.4 billion of advances secured on residential property for reporting purposes; and

(*b*) other commercial loans which are all secured on non-residential property and mainly represent loans to individuals or corporations to support investment in properties for retail, office or industrial use. At 31 December 2005 such lending amounted to £1,523 million of which £780 million is securitised.

Commercial loans provide a diversification of assets and enhance interest margin for the Group. The Issuer intends to continue to grow its commercial loan portfolio while maintaining credit quality throughout the portfolio. At 31 December 2005 only 0.42 per cent. of commercial loans with balances outstanding of £5.8 million were three months or more in arrears.

Personal Unsecured Lending

The Group also engages in personal unsecured lending, both on a stand-alone basis and via credit bundled products called "together". The "together" range comprises a combined secured residential mortgage and unsecured loan which benefits credit quality and enhances product retention. At 31 December 2005 unsecured lending balances were £5.8 billion of which 40 per cent. were "together" unsecured advances. At 31 December 2005 only 0.98 per cent. of personal unsecured loans were three months or more in arrears. Only 0.84 per cent. of "together" unsecured loans were three months or more in arrears.

General Insurance and Life Assurance Distribution

The Issuer distributes a limited range of household insurance and payment protection products primarily to residential mortgage and personal unsecured loan customers, via third party providers. Under arrangements with third party providers, the Issuer receives a commission from policies sold and does not take any underwriting risk. Life assurance products are supplied to the Issuer's customers through a relationship with Legal & General where the Issuer introduces the customer to the insurer and receives a commission for doing so. These products provide a valuable source of other income.

Funding

The Issuer has developed a diversified range of funding sources comprising on-shore and off-shore retail funding, wholesale funding, securitisation and covered bonds.

Retail funding deposits amounted to £20.1 billion at 31 December, 2005 representing 26 per cent. of the Issuer's total funding. The UK retail funding market has been particularly competitive in recent years as a result of new entrants, and the introduction of internet based accounts, which has affected the flow and price of retail deposits. The Issuer has aimed to maintain its retail franchise and achieved an increase in retail deposits in 2005 of £2,809 million. The Issuer operates a wide range of retail deposit vehicles including branches, postal, telephone, internet and off-shore.

Wholesale funding has become increasingly important to the Issuer and at 31 December 2005 amounted to £22.3 billion or 29 per cent. of total funding. During 2005, net new wholesale funds amounted to £2.3 billion. The diversification of sources of funding available to the Group will continue with particular emphasis on Europe and the United States.

Securitisation is the third arm of the Issuer's funding strategy. From 1999 to 31 December 2005, the Issuer has raised £42.6 billion through the issue of residential mortgage backed securities, of which £12.9 billion (excluding £0.4 billion from the Whinstone transaction (see below)) was raised in 2005. In the same period the Issuer has also issued two commercial mortgage backed securities transactions totalling £1.1 billion of which £0.7 billion was outstanding at 31 December 2005.

At 31 December 2005, outstanding securitised notes amounted to £31.2 billion (including the Whinstone transaction) representing 40 per cent. of total funding. Securitisation is expected to remain a significant source of funding for the Issuer, supporting incremental volume growth and capital efficiency. Diversification of investors will continue with issuance in Continental Europe and the United States, as well as in the UK. To date in 2006, a further £9.0 billion issue of residential mortgage backed securities has been completed.

During 2004, the Issuer established a €10 billion Global Covered Bond Programme. The inaugural issue of €2 billion covered bonds was followed in 2005 by two further issues amounting to €3.5 billion. To date in 2006, a further €2.0 billion issue of covered bonds has been completed.

Capital

At 31 December 2005 total capital amounted to £3.2 billion, resulting in a total capital ratio of 12.3 per cent. Tier 1 capital was £2,033 million and the Tier 1 ratio 7.7 per cent.

£300 million of Reserve Capital Instruments ("RCIs") were issued by the Issuer in 2000 and 2001. The RCIs are eligible for inclusion in Tier 1 capital up to a maximum of 15 per cent. of total Tier 1 capital, with any surplus being eligible for inclusion in Upper Tier 2 capital.

The Issuer also issued £200 million of Tier One Notes in 2002, the full amount of which is eligible for inclusion in Tier 1 capital.

In November 2005, the Issuer completed its first Whinstone transaction transferring around 80 per cent. of the reserve fund risk relating to pre 2005 residential mortgage securitisations to third party investors, therefore reducing the potential exposure to downturn credit risk. The transaction reduces the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital; an important step in advance of Basle II. By retaining a small portion of the first loss, the Issuer continues to align the interests of securitisation investors and the Issuer and demonstrates its confidence in the credit performance of the mortgage portfolios.

The Northern Rock Foundation

The establishment of The Northern Rock Foundation (the "Foundation") on conversion to a public limited company was intended to express the Issuer's commitment to its mutual history and to the region from which the business has drawn much of its strength. The Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. It receives 5 per cent. of the annual consolidated profit before tax of the Issuer, paid under deed of covenant. The Foundation has received non-voting and non-dividend-paying Foundation shares which would convert into almost 15 per cent. of the ordinary share capital of the Issuer only in certain circumstances, principally involving a change in control of the Issuer, in which event the deed of covenant would terminate.

BOARD OF DIRECTORS

The Directors of the Issuer as at the date of this Prospectus are:

Name (and date of birth)	Date of appointment	Business occupation	Principal external directorships
Directors			
Dr. Matthew White Ridley (7 February 1958) Chairman	13 November 1996	Company Director	Northern Investors Company plc Northern 2 VCT plc PA Holdings Limited
Adam John Applegarth (3 August 1962) Chief Executive	30 October 1996	Chief Executive	Persimmon plc
David Frank Baker (2 May 1953) Deputy Chief Executive	30 October 1996	Deputy Chief Executive	The Newcastle Employment Bond Limited
Robert Frederick Bennett (30 May 1947) Group Finance Director	13 November 1996	Group Finance Director	Greggs plc
Keith McCallum Currie (18 July 1956) Executive Director	5 January 2005	Company Director	None
Andy Menze Kuipers (24 December 1957) Executive Director	5 January 2005	Company Director	None
Adam Fenwick (20 October 1960) Non-Executive Director	12 November 2003	Company Director	Fenwick Limited John Swire and Sons Limited
Sir Ian Gibson (1 February 1947) Senior Independent Director	10 September 2002	Company Director	GKN plc Greggs plc Trinity Mirror plc
Nichola Pease (3 April 1961) Non-Executive Director	10 February 1999	Company Director	JO Hambro Capital Management Limited
Michael James Queen (27 September 1961) Non-Executive Director	5 January 2005	Company Director	3i Group plc
Rosemary Anne Radcliffe (9 October 1944) Non-Executive Director	1 March 2005	Company Director	NIAL Holdings plc Newcastle International Airport Limited Guernsey Financial Services Commission
Sir Derek Wanless (29 September 1947) Non-Executive Director	1 March 2000	Company Director	Northumbria Water Group plc

The business address of the Directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL, England.

There are no potential conflicts of interest between the duties to the Issuer of each of the members of the Board of Directors of the Issuer and his/her private interests or other duties.

TAXATION

United Kingdom Taxation

The following is a summary of the Issuer's understanding of current law and published practice in the United Kingdom relating to withholding or a deduction of tax from interest payable on the Notes. The comments do not deal with other United Kingdom tax implications of acquiring, holding or disposing of the Notes. The comments relate only to the position of persons who are absolute beneficial owners of the Notes and prospective Noteholders should be aware that the particular terms of issue of any series of Notes as specified in the applicable Final Terms may affect the tax treatment of that and other series of Notes. The following is a general guide and should be treated with appropriate caution. The comments below assume that there will be no substitution of the Issuer in accordance with Condition 15. Noteholders who are in any doubt as to their tax position should consult their professional advisers.

1. Provided the Issuer continues to be a bank within the meaning of section 840A of the Income and Corporation Taxes Act 1988 (the "Tax Act") for the purposes of section 349 of the Tax Act and provided that the interest on the Notes is paid in the ordinary course of its business within the meaning of section 349 of the Tax Act, it is entitled to make payments of interest without withholding or deduction for or on account of United Kingdom income tax. In accordance with the published practice of the United Kingdom HM Revenue & Customs, such payments will be accepted as being made by the Issuer in the ordinary course of its business unless either:

(i) the borrowing in question conforms to any of the definitions of Tier 1, 2 or 3 capital adopted by the Financial Services Authority whether or not it actually counts towards Tier 1, 2 or 3 capital for regulatory purposes; or

(ii) the characteristics of the transaction giving rise to the interest are primarily attributable to an intention to avoid United Kingdom tax.

2. Where interest is payable on Notes which have a maturity of less than one year (and which are not issued under arrangements the effect of which is to render such Notes part of a borrowing with a total term of a year or more), the interest will not be "yearly interest" for the purposes of the Tax Act and accordingly payments of interest on such Notes may be made without withholding or deduction for or on account of United Kingdom income tax.

3. There is no requirement to withhold or deduct amounts for or on account of United Kingdom income tax from payments of interest made in respect of "quoted Eurobonds". Notes which carry a right to interest will constitute "quoted Eurobonds" provided they are and continue to be listed on a "recognised stock exchange", as defined in section 841 of the Tax Act. The London Stock Exchange is a recognised stock exchange. Under HM Revenue & Customs published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that any Notes remain so listed, interest on such Notes will be payable without withholding or deduction on account of United Kingdom tax whether or not the Issuer carries on a banking business in the United Kingdom and whether or not the interest is paid in the ordinary course of its business.

4. In other cases, an amount will generally be required to be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by HM Revenue & Customs under an applicable double taxation treaty or to any other exemption which may apply. Where interest has been paid under deduction of United Kingdom income tax, Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

5. Noteholders may wish to note that, in certain circumstances, HM Revenue & Customs has power to obtain information (including the name and address of the payee or, in certain cases, the beneficial owner of the interest) from any person in the United Kingdom (including the Issuer) who either pays interest to or receives interest for the benefit of a Noteholder. These provisions may also apply, in certain

circumstances, to payments made on redemption of any Notes where the amount payable on redemption is greater than the issue price of the Notes. Information so obtained may, in certain circumstances, be exchanged by HM Revenue & Customs with the tax authorities of other jurisdictions. The references to "interest" above mean "interest" as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of "interest" or "principal" which may be created by the terms and conditions of the Notes or any related documentation.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

SUBSCRIPTION AND SALE

The Dealers have in an amended and restated Programme Agreement dated 19 June 2006 (the "Programme Agreement"), which term shall include any further amendment, supplement or restatement from time to time agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement for any particular purchase by a Dealer will extend to those matters stated under "Terms and Conditions of the Notes" and "Form of the Notes" above. The Issuer may pay the Dealers commissions from time to time in connection with the sale of any Notes. In the Programme Agreement the Issuer has agreed to reimburse and indemnify the Dealers for certain of their expenses and liabilities in connection with the establishment of the Programme and the issue of the Notes. The Dealers are entitled to be released and discharged from their obligations in relation to any agreement to issue and purchase Notes under the Programme Agreement in certain circumstances prior to payment to the Issuer.

(a) United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver any Notes (i) as part of their distribution at any time and (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issue of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer or Dealers may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

(b) European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(i) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority

in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(ii) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(iii) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(iv) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

(c) United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) it has only communicated or caused to be communicated and will only communicate or caused to be communicated any invitation or inducement to engage an investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

(d) Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

(e) France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) it has only made and will only make an offer of Notes to the public (*appel public à l'épargne*) in France in the period beginning (A) when a prospectus in relation to those Notes has been approved by the *Autorité des marchés financiers* ("AMF"), on the date of such publication or, (B) when a prospectus has been approved by the competent authority of another Member State

of the European Economic Area which has implemented the EU Prospectus Directive 2003/71/EC, on the date of notification of such approval to the AMF, and ending at the latest on the date which is 12 months after the date of the approval of the prospectus all in accordance with articles L.412-1 and L.621-8 of the French *Code monétaire et financier* and the *Règlement général* of the AMF; and

(ii) it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in France, and it has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Prospectus, the relevant Final Terms or any other offering material relating to the Notes, and such offers, sales and distributions have been and shall only be made in France to (A) providers of investment services relating to portfolio management for the account of third parties, and/or (B) qualified investors (*investisseurs qualifiés*) all as defined in, and in accordance with, articles L.411-1, L.411-2 and D.411-1 of the French *Code monétaire et financier*.

(f) The Netherlands

Bearer Zero Coupon Notes and other Notes which qualify as savings certificates as defined in the Dutch Savings Certificates Act (*Wet inzake spaarbewijzen*) may only be transferred or accepted through the mediation of either the Issuer or a Member of Euronext Amsterdam N.V. with due observance of the Savings Certificates Act and its implementing regulations (including registration requirements), provided that no mediation is required in respect of (i) the initial issue of those Notes to the first holders thereof, (ii) any transfer and delivery by individuals who do not act in the conduct of a profession or trade, and (iii) the issue and trading of those Notes, if they are physically issued outside the Netherlands and are not distributed in the Netherlands in the course of primary trading or immediately thereafter.

(g) General

Each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, to comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any other Dealer shall have responsibility therefor. Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer(s) will comply with any other additional restrictions as the Issuer and the relevant Dealer(s) shall agree as a term of issue and purchase as indicated in the applicable Final Terms.

GENERAL INFORMATION

1. Application has been made to the UK Listing Authority for Notes issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. The listing of the Programme in respect of such Notes is expected to be granted on or around 22 June 2006.

Upon admission of Notes to the Official List, the listing of such Notes will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market will be admitted separately as and when issued, subject only to the issue of a temporary global Note initially representing the Notes of such Tranche.

2. The increase in the aggregate nominal amount of Notes which may be outstanding under the Programme to U.S.$15,000,000,000 was authorised by a resolution of the Board of Directors of the Issuer passed on 25 November 2003.

3. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg (which are the entities in charge of keeping the records). The appropriate Common Code and ISIN allocated by Euroclear and Clearstream, Luxembourg in respect of each Tranche of Notes will be set out in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear is Euroclear Bank SA/NV, 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium and the address of Clearstream, Luxembourg is Clearstream Banking, 42 Avenue JF Kennedy, L-1855 Luxembourg.

4. The issue price and amount of the Notes of any Tranche to be issued will be determined at the time of the offering of such Tranche in accordance with then prevailing market conditions.

5. The consolidated accounts of the Issuer for the years ended 31 December 2004 and 31 December 2005 have been audited, without qualification, in accordance with Auditing Standards issued by the Auditing Standards Board, by PricewaterhouseCoopers LLP, chartered accountants and registered auditors of 89 Sandyford Road, Newcastle upon Tyne NE99 1PL. The auditors of the Issuer have no material interest in the Issuer.

6. There has been no significant change in the financial position of the Group as a whole since 31 December 2005 and there has been no material adverse change in the prospects of the Issuer since that date.

7. Neither the Issuer nor any of its consolidated subsidiaries is, or has been, involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware) during the 12 months prior to the date hereof which may have, or have in such period had, a significant effect on the financial position or profitability of the Group taken as a whole.

8. For the period of 12 months from the date of this Prospectus, copies of the following documents will, when published, be available for inspection during normal business hours at the specified office in London of the Agent and, in the case of (ii), (iii), (v) and (vi) below, copies may be obtained, upon request, free of charge, from the registered office of the Issuer:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the consolidated audited annual accounts of the Issuer and its subsidiaries for each of the years ended 31 December 2004 and 31 December 2005, in each case together with the audit reports prepared in connection therewith;

(iii) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements of the Issuer, in each case together with any audit or review reports prepared in connection therewith;

(iv) the Programme Agreement, the Trust Deed (which contains the forms of the temporary and permanent global Notes, the definitive Notes, the Receipts, the Talons and the Coupons) and the Agency Agreement and all amendments and supplements thereto and restatements thereof;

(v) this Prospectus; and

(vi) any future prospectuses, supplementary prospectuses, any documents incorporated herein or therein by reference and any Final Terms (save that Final Terms relating to a Note which is neither admitted to trading on a regulated market within the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospective Directive will be available for inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Agent as to identity, the holder of any Note to which such Final Terms relate).

In addition, copies of this Prospectus, any supplementary prospectus, any documents incorporated by reference and each Final Terms relating to Notes which are admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market will also be available for inspection on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/. Final Terms relating to Notes which are either admitted to trading on a regulated market within the European Economic Area other than the London Stock Exchange's Gilt-Edged and Fixed Interest Market or offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will be published in accordance with Article 14 of the Prospectus Directive.

9. The Trust Deed provides that the Trustee may rely on reports or other information from professional advisers or other experts in accordance with the provisions of the Trust Deed, whether or not any such report or other information, or engagement letter or other document entered into by the Trustee and the relevant person in connection therewith, contains any monetary or other limit on the liability of the relevant person.

10. The Issuer does not intend to provide any post-issuance information in relation to any issues of Notes.

REGISTERED OFFICE OF THE ISSUER
Northern Rock House
Gosforth
Newcastle upon Tyne NE3 4PL

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
8 Canada Square
London E14 5HQ

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

ISSUING AND PRINCIPAL PAYING AGENT AND AGENT BANK

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

LUXEMBOURG PAYING AGENT

Dexia Banque Internationale à Luxembourg, société anonyme
69, route d'Esch
L-2953 Luxembourg

LEGAL ADVISERS

to the Issuer as to English law

Allen & Overy LLP
One New Change
London EC4M 9QQ

to the Dealers and the Trustee as to English law

Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

AUDITORS OF THE ISSUER

PricewaterhouseCoopers LLP
89 Sandyford Road
Newcastle upon Tyne NE99 1PL

northern rock

Perivan Financial Print 206985

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

NORTHERN ROCK PLC

1. The name of the Company is "Northern Rock plc".

2. The Company is to be a public company.

3. The Registered Office of the Company will be situate in England.

4. The objects for which the Company is established are:

(A) (1) To enter into a transfer agreement pursuant to Section 97 of the Building Societies Act 1986 (the *BSA*) with Northern Rock Building Society (the *Society*) and, pursuant thereto, to assume and conduct in its place, from the vesting date thereunder, as the same is defined in the BSA, the business of the Society and, upon vesting of the property, rights, liabilities and obligations thereof in the Company (which occurs on the vesting date) pursuant to the said transfer agreement and the BSA, to carry on such business.

(2) To carry on the business of banking in all its aspects, including but not limited to all businesses of a financial or monetary nature and any business which now is or at any time during the existence of the Company may be usually or commonly carried on as part of or in connection with, or which may conduce to or be calculated to facilitate or render profitable or more profitable the transaction of, the business of banking or of dealing in money or securities or the provision of financial services of any kind, in any part of the world, and in particular (but without prejudice to the generality of the foregoing):

(a) to receive money on current account or on deposit or otherwise on any terms, and to borrow, raise or take up money, with or without security, and to employ and use the same;

(b) to deposit, lend or advance money, securities or other property of any kind or give credit, with or without security, and generally to make or negotiate loans and advances of every kind on any terms in any currency and whether or not the Company receives any consideration or advantage therefrom;

(c) to draw, make, accept, endorse, grant, discount, issue, execute, guarantee, negotiate, transfer, acquire, subscribe or tender for, buy, sell, hold, invest or deal in, borrow, honour, retire, pay, secure or otherwise dispose of obligations, instruments and securities (whether transferable or negotiable or not) of every kind;

(d) to grant, issue, negotiate and in any manner deal with or in travellers' cheques, letters of credit, circular notes, money orders, drafts and other forms of credit and instruments of every kind;

(e) to buy, sell and deal in foreign exchange, currencies, futures, precious metals, bullion, specie and commodities of every kind;

(f) to receive on deposit or for safe custody or otherwise cash, securities, documents and valuables of every description;

(g) to collect, hold and transmit money and securities and to act as agents for the receipt or payment of money or for the receipt or delivery of securities and documents, and to provide clearing and money transmission services of every kind;

(h) to issue and transact business in respect of all types of bankers' cards, credit cards, charge cards, cash cards, cheque guarantee cards, debit cards and similar cards or tokens whether issued by the Company or by any other person and generally to transact business in relation to all kinds of bankers' payment systems; and

(i) to act as agents, brokers, advisers, managers or consultants in relation to the investment of money, the lending of money or securities, financial transactions of all kinds, the

management of property and all insurance, pension and taxation matters, and generally to transact all agency, broking, advisory, managerial or consultancy business of every kind.

(3) To the extent that the same would not be authorised under paragraph (2) of this paragraph (A) to be transacted or done to borrow or raise or take up money in such manner and upon such terms and on such security as may seem to the Directors to be expedient and in particular (but without prejudice to the generality of the foregoing) by the issue or deposit of debentures or debenture stock or other securities of any description and to secure all or any of the Company's liabilities in respect of money borrowed, raised or owing or any other debt or obligation of or binding on the Company in such manner as may be thought expedient and in particular by mortgage, charge or lien upon all or any part of the undertaking, property and assets, present or future, and uncalled capital of the Company.

(4) To carry on financial business and financial operations of all kinds and in particular (but without prejudice to the generality of the foregoing) to finance or assist in the financing of the acquisition, hire, lease or sale of real and personal property of every kind, and the provision of services in connection therewith, whether by way of personal loan, hire purchase, instalment finance, conditional or credit sale, deferred payment or otherwise and to acquire by assignment or otherwise any and all debts, owing to any person or company and to collect such debts.

(5) To undertake and execute the office of executor, administrator, attorney, judicial and custodian trustee, liquidator, manager, receiver, committee and treasurer and to establish, undertake and execute trusts of all kinds, whether private or public, including religious and charitable trusts and generally to carry on trustee and executor business in all its aspects, either gratuitously or otherwise, and generally on such terms as may be thought expedient and in particular (but without prejudice to the generality of the foregoing) to act as trustees for the holders of any securities of any company or person and as managers and trustees of unit trusts, investment trusts and pension, benevolent and other funds and to transact all kinds of business arising in connection with any of the foregoing offices and trusts, and to establish, settle and regulate and, if thought fit, undertake and execute any trusts with a view to the issue of

any securities, certificates or other documents based on or representing any securities or other assets appropriated for the purposes of any such trust.

(6) To undertake and provide any service required in connection with or relating to individual insolvency or bankruptcy or the administration, receivership or winding-up of any company.

(7) To carry on business as a finance house and issuing house and investment and trust company and as dealers in securities, and to introduce, promote, effect, negotiate, offer for sale by tender or otherwise, guarantee, underwrite, secure the subscription or placing of, subscribe or tender for or procure the subscription of (whether absolutely or conditionally), participate in, manage or carry out, on commission or otherwise, any issue, public or private, of the securities of any company, and to lend money for the purposes of any such issue.

(8) To enter into any guarantee, bond, recognisance, contract of indemnity or suretyship and otherwise give security or become responsible for the performance of any obligation or duties by any person, including (but without limitation) any company comprised in the Group or any company otherwise associated with the Company in business, and in particular (but without prejudice to the generality of the foregoing) to guarantee, support or secure, whether by personal undertaking or covenant or by mortgaging or charging all or any part of the undertaking, property and assets, present or future, and uncalled capital of the Company, or by both such methods or in any other manner whatsoever, the performance of the obligations of, and the payment of monies secured by, or payable under or in respect of the securities of, any person, including as aforesaid, and to give and take counter-guarantees and indemnities, and to receive security for the implementation of any obligation; and to undertake the insurance, re-insurance and counter-insurance of all kinds of risks and generally to carry on the business of an insurance and guarantee company in all its aspects, in all such cases on such terms as may seem to the Directors to be expedient and whether or not the Company receives any consideration or advantage therefrom.

(B) To carry on any business, undertaking, transaction or operation commonly carried on or undertaken by manufacturers, merchants and dealers (both wholesale and retail) in all or any articles of commercial and personal use and consumption, importers, exporters, shipowners, bankers, factors, capitalists, promoters, financiers, real property dealers and investors, concessionaires, brokers, contractors, mercantile and

general agents, advertising agents, publishers, carriers and transporters of all kinds and to carry on all or any of the said businesses either together as one business or as separate distinct businesses in any part of the world.

(C) To acquire and assume for any estate or interest and to take options over, construct, develop or exploit any property, real or personal, privileges and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act and carry on business as a holding company.

(D) To manufacture, process, import, export, deal in and store any goods and other things and to carry on the business of manufacturers, processors, importers, exporters, storers of and dealers in any goods and other things.

(E) To acquire and exploit lands, mines and mineral rights and to acquire, explore for and exploit any natural resources and to carry on any business involving the ownership or possession or development of land or other immovable property or buildings or structures thereon and to construct, erect, install, enlarge, alter and maintain buildings, plant and machinery and to carry on business as builders, contractors and engineers.

(F) To provide services of all descriptions and to carry on business as advisers, consultants, brokers and agents of any kind.

(G) To advertise, market and sell the products and services of the Company and of any other person and to carry on the business of advertisers or advertising agents or of a marketing and selling organisation or of a supplier, wholesaler, retailer, merchant or dealer of any kind.

(H) To provide technical, cultural, artistic, educational, entertainment or business materials, facilities or services and to carry on any business involving any such provision.

(I) To invest money of the Company in any investments and to hold, sell or otherwise deal with such investments, and to carry on the business of a property or investment company.

(J) To acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company.

(K) To enter into any arrangements with any government or authority or person and to obtain from any such government or authority or

person any legislation, orders, rights, privileges, franchises and concessions and to carry out, exercise and comply with the same.

(L) To amalgamate or enter into partnership or any profit-sharing arrangement with, and co-operate or participate in any way with or to take over or assume any obligation of, or to assist or subsidise any person or to purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any person and to promote or join in the promotion of any company whether or not having objects similar to those of the Company.

(M) To be the holding company of companies carrying on or engaged in, or about to carry on or engage in, or formed for the purpose of carrying on or engaging in, any businesses or transactions whether or not being businesses or transactions which the Company is authorised to carry on or engage in, and for that purpose to acquire (whether by purchase, subscription or otherwise), hold, deal in and dispose of shares, stocks, debentures and other securities of any such companies and to exercise and enforce all rights and powers conferred by or incident to the ownership of any such shares, stocks, debentures and other securities and to promote, organise, incorporate, float, reorganise and finance and to aid and assist financially or otherwise any such companies and in this Clause any reference to the Company's advantage or to the Company's interests shall be construed as a reference to the advantage or to the interests, as the case may be, of any of (i) the Group as a whole, and (ii) one or more of the companies for the time being comprised in the Group.

(N) To apply for and take out, purchase or otherwise acquire, renew or protect any trade and service marks and names, designs, copyrights, patents, patent rights, inventions and secret processes and any other rights of any kind and to carry on the business of an inventor, designer or research organisation.

(O) To sell, exchange, mortgage, charge, let, grant licences, easements, options, servitudes and other rights over, and in any other manner deal with or dispose of, all or any part of the undertaking, property and assets (present and future) of the Company for any consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(P) To issue and allot and grant options over securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company or as security for any obligation or

amount (even if less than the nominal amount of such securities) or for any other purpose.

(Q) To give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of any securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities, and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

(R) To pay and discharge all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the Company, and to procure the registration or incorporation of the Company in or under the laws of any place outside England.

(S) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances, or other benefits, including benefits on death to any directors, officers or employees or former directors, officers or employees or agents of the Company or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with or related to the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the Board of Directors of the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish and maintain any scheme for facilitating the ownership by employees of the Company of shares in the Company or to enable employees to participate in the profits of the Company and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs, sports and social facilities, schools, building and housing schemes, funds and trusts, and to make payments towards insurances or other arrangements likely to benefit any such persons or otherwise advance the interests of the Company or of its Members, and to subscribe, guarantee or pay

money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object.

(T) To support and subscribe to any institution or association which may be for the benefit of the Company or its directors or employees or connected with any town or place where the Company carries on business, and to support and subscribe to any charitable or public object whatsoever.

(U) To cease carrying on or wind up any business or activity of the Company, and to cancel any registration of and to wind up or procure the dissolution of the Company in any state or territory.

(V) To distribute any of the property or assets of the Company or any proceeds of sale or other disposal among its creditors and Members in specie or kind.

(W) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(X) To carry on any other business or activity and do anything of any nature which in the opinion of the Board of Directors of the Company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or facilitate the realisation of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or of its Members.

(Y) To do all such other things as in the opinion of the Board of Directors of the Company are or may be incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that "company" in this clause, except where used in reference to this Company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "Group" shall include the Company and any subsidiary or related company as those terms are defined in the Companies Act 1985, "person" shall include any company as well as any other legal or natural person, "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture or loan stock, deposit receipt, bill, bond, depositary receipt, note, warrant, coupon, right to subscribe or convert, or similar right or obligation,

"and" and "or" shall mean "and/or" where the context so permits, words denoting the singular shall include the plural and vice versa, "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company or the nature of any business carried on by the Company, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

5. The liability of the Members is limited.

6. The share capital of the Company is £50,000 divided into 200,000 Ordinary Shares of £0.25 each and the Company shall have the power to divide the original or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

RECEIVED
2006 SEP 21 A 9:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(Amended by Special Resolution passed on
26 April, 2005)

NORTHERN ROCK PLC

ARTICLES OF ASSOCIATION

I CERTIFY THAT THIS IS A TRUE
COPY OF THE ORIGINAL

SECRETARY
NORTHERN ROCK P.L.C.

FRESHFIELDS BRUCKHAUS DERINGER

CONTENTS

CLAUSE PAGE

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Northern Rock plc

PRELIMINARY

Table A

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985;

address in relation to electronic communications, includes any number or address used for the purposes of electronic communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

board means the directors or any of them acting as the board of directors of the Company;

BSA means the Building Societies Act 1986 as amended by the Building Societies Act 1997 (and, where the context requires, subordinate legislation made thereunder);

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

core business means that part of the business of the Company and its subsidiaries which requires authorisation under the Banking Act 1987;

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share or debenture, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

Foundation means The Northern Rock Foundation, a private company limited by guarantee incorporated in England and Wales with registered number 3416658;

FSA means the Financial Services Authority;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

Junior Obligations means in respect of any Relevant Series:

(a) the ordinary shares of the Company;

(b) any other series of Preference Shares issued by the Company ranking junior as to dividends with the Relevant Series; or

(c) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks junior as to payments with the Relevant Series; or

(d) any other instrument issued by the Company ranking junior as to dividends with the Relevant Series.

London Stock Exchange means the London Stock Exchange plc;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

paid means paid or credited as paid;

Parity Obligations means in respect of any Relevant Series:

(a) any other series of Preference Shares issued by the Company ranking pari passu as to dividends with the Relevant Series; or

(b) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks pari passu as to payments with the Relevant Series; or

(c) any other instrument issued by the Company ranking pari passu as to dividends with the Relevant Series.

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

Society means Northern Rock Building Society;

Transfer Agreement means the agreement required by section 97(4)(b) of the BSA pursuant to which the business of the Society is vested in the Company;

Transfer Document means the document dated 17 February 1997 circulated to members of the Society prior to Vesting, including details of the arrangements for the vesting of the business of the Society in the Company;

uncertificated share means (subject to Regulation 42(ii)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

United Kingdom means Great Britain and Northern Ireland; and

Vesting Date means the date specified in or determined under the Transfer Agreement as the vesting date for the purpose of section 97(6) of the BSA.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

References to a notice or other document being ***sent*** to or by a person include references to such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to, or served on, that person by any method authorised or contemplated by these Articles, and ***sending*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, and save in the case of references to the BSA unless otherwise expressly provided, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Where, in relation to a share, these Articles refer to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time.

PROTECTIVE PROVISIONS

Special quorum and special resolution

4. Notwithstanding any provision in these Articles to the contrary (including, without limitation, the provision relating to the quorum at general meetings), a resolution relating to any of the following matters shall only be effective if it is approved as a special resolution passed at a general meeting of the Company at which the quorum shall be 5 per cent. of the total number of members eligible to vote at a general meeting of the Company present in person or by proxy:

(a) a proposal for the voluntary winding up or dissolution of the Company; or

(b) the amendment, removal or alteration of the effect of this Article; or

(c) a proposal (howsoever described) for the disposal, either in a single transaction or a series of transactions (whether related or not and whether by way of sale, transfer, lease or otherwise), of all or any substantial part of the core business of the Company except for a disposal to a holding company of the Company (as defined in section 736 of the Act) the articles of association of which contain the same restrictions as are contained in this Article and Articles 5 and 6.

This Article shall remain in force until the expiry of the protective period notwithstanding anything to the contrary in these Articles, after which this Article shall be deemed to be of no effect. The validity of anything done under this Article before that date shall not be affected and any action taken under this Article before that date shall not be open to challenge on any grounds whatsoever.

Limitations on shareholders

5.1 Without prejudice to any further restrictions which may be imposed by any addition to or amendment of these Articles (and subject always to the provisions of

section 101 of the BSA as modified or re-enacted from time to time), the Company shall not, at any time during the protective period:

(a) offer for sale or invite subscription for any shares in the Company, or allot or agree to allot any such shares with a view to their being offered for sale; or

(b) allot or agree to allot any share in the Company; or

(c) register a transfer of shares in the Company,

if the effect of the offer, the invitation, the allotment or the registration of the transfer would be that more shares than the permitted proportion would be held by any one person (other than the Society), or by any two or more persons who are parties to a concert party agreement which relates to shares in the Company.

5.2 Any provision (including any altered provision) of these Articles which is to any extent inconsistent with this Article or section 101(1) of the BSA (as modified or re-enacted from time to time) shall, to that extent, be void and any allotment or registration of a transfer of shares in contravention of this Article or section 101(1) of the BSA (as modified or re-enacted from time to time) shall be void.

5.3 This Article shall cease to apply:

(a) if a financial institution becomes a subsidiary undertaking of the Company, or the Company or such an undertaking acquires the whole, or substantially the whole, of the business of such an institution; or

(b) if a special resolution to the effect that section 101 of the BSA shall cease to apply to the Company is passed by the requisite majority of the members of the Company; or

(c) if the Bank of England, in accordance with section 101(4)(c) of the BSA, directs by notice to the Company that section 101 of the BSA shall cease to apply to the Company.

5.4 For the purposes of this Article 5:

(a) shares held by a person in a fiduciary capacity shall be treated as not held by him;

(b) shares held by a person as a nominee for another shall be treated as held by the other; and

(c) shares shall be regarded as being held by a person as a nominee for another if any voting rights attaching to them are exercisable only on the instructions or with the consent or concurrence of that other person.

5.5 Any reference in this Article 5 to shares includes a reference to:

(a) any warrant or other instrument entitling the holder to subscribe for shares; and

(b) any certificate or other instrument issued by or on behalf of the Company and conferring a right to acquire shares otherwise than by subscription;

and for the purposes of Article 5.1 any shares to which any such instrument relates shall be deemed to be held by the holder of the instrument.

5.6 In Articles 4 and 5 and, in the case of paragraphs (c) and (d), in Articles 4, 5 and 6 the expressions:

(a) ***concert party agreement***;

(b) ***financial institution***;

(c) ***the permitted proportion***;

(d) ***the protective period***;

(e) ***the requisite majority***; and

(f) ***transfer***,

shall have the same meaning as in the BSA.

No person other than a Permitted Person to hold more than 15 per cent. of votes

6.1 The purpose of this Article is to prevent until the expiry of the protective period any person other than a Permitted Person from retaining an Interest in Relevant Share Capital which carries more than 15 per cent. of the total votes attaching to Relevant Share Capital of all classes taken as a whole and capable of being cast on a poll.

This Article shall remain in force until the expiry of the protective period notwithstanding anything to the contrary in these Articles. Thereafter this Article shall be deemed to be of no effect, the separate register required under Article 6.2 shall no longer be maintained and any notice calling for a Required Disposal and the powers of the board under this Article in respect of a Required Disposal shall cease to have effect. The validity of anything done under this Article before the expiry of the protective period shall not be affected and any action taken under this Article before that date shall not be open to challenge on any grounds whatsoever.

For the purposes of this Article:

> ***Nominee*** means a person who holds shares in the Company within a relevant system or otherwise pursuant to a written agreement with the Company on behalf of a third party or a number of third parties;
>
> ***Disclosure Notice*** means a notice served pursuant to Article 6.6(a);

Interest means an interest (of any size) in the Relevant Share Capital which would be taken into account in deciding whether a notification to the Company would be required under Part VI of the Original Act but shall for all purposes include (the ***Included Interests***):

(i) rights to subscribe for or convert into, or entitlements to acquire rights to subscribe for or convert into, shares which would on issue or conversion (as the case may be) be comprised in the Relevant Share Capital;

(ii) the interests referred to in section 209(1)(a), (b), (c), (d), (e), (f), (g) or (h) of the Original Act (except those of a bare trustee under the laws of England and Wales and of a simple trustee under the laws of Scotland) or mentioned in section 208(4)(b) of the Original Act (but on the basis that the entitlement there referred to could arise under an agreement within the meaning of sections 204(5) and (6) of the Original Act); and

(iii) any deemed voting concert party interest consequent upon a resolution of the board pursuant to Article 6.5,

and ***Interested*** shall be construed accordingly;

Original Act means the Companies Act 1985 as in force at the date of adoption of this Article and notwithstanding any repeal, modification or re-enactment thereof after that date (including, for the avoidance of doubt, any amendment, replacement or repeal by regulations made by the Secretary of State pursuant to section 210A of that Act to the definition of relevant share capital in section 198(2) or to the provisions as to what is taken to be an interest in shares in section 208 or as to what interests are to be disregarded in section 209) other than any amendment by regulations made by the Secretary of State pursuant to section 210A thereof to the percentage giving rise to a notifiable interest in section 199(2);

Permitted Person means:

(a) the chairman of a meeting of the Company or of a meeting of the holders of Relevant Share Capital or of any class thereof when exercising the voting rights conferred on him under Article 6.10; or

(b) a trustee (acting in that capacity) of any employees' share scheme of the Company; or

(c) any person who has an Interest but who, if his Interest were governed by the laws of England and Wales, would in the opinion of the board be regarded as a bare trustee of that Interest to the extent of that Interest; or

(d) a Stock Exchange Nominee; or

(e) a Nominee, but only in relation to the shares which he holds in his capacity as such on behalf of third parties and not on his own account; or

(f) a person in respect of, and to the extent only of, Interests which exist only by virtue of an obligation (contingent or otherwise) to take up Shares or shares which would be comprised in the Relevant Share Capital on issue or the acquisition of Shares pursuant to an underwriting agreement or subscription agreement or other similar agreement in each case approved by the board (provided that where any such person disposes of any Shares at any time after acquiring an Interest by virtue of an obligation (contingent or otherwise) pursuant to such an agreement, it shall be deemed to be a Permitted Person in respect of only that number of Shares or shares in which it was Interested pursuant to such agreement less the number of Shares or shares of which it has so disposed); or

(g) the Foundation; or

(h) until the Vesting Date, the Society;

Relevant Person means any person (whether or not identified) who has, or who appears to the board to have, an Interest in Shares (or shares which would be comprised in the Relevant Share Capital on issue or conversion) which carry (or would on issue or conversion carry) more than 15 per cent. of the total votes attaching to Relevant Share Capital of all classes taken as a whole and capable of being cast on a poll (calculated in accordance with Article 6.3). For the purposes of this Article, where (i) the board resolves, pursuant to Article 6.11, that it has made reasonable enquiries and that it is unable to determine whether or not a person has an Interest in any particular Shares or shares comprised (or which would on issue or conversion be comprised) in Relevant Share Capital, or (ii) there is failure to comply with a Disclosure Notice as required by Article 6.6 and the board resolves (as provided in such Article) that such Shares be deemed to be Relevant Shares, then the Shares concerned shall be deemed to be Relevant Shares and all persons Interested in them to be Relevant Persons;

Relevant Share Capital means the relevant share capital of the Company (as that expression is defined in section 198(2) of the Original Act);

Relevant Shares means all Shares in which a Relevant Person has or appears to the board to have or is deemed to have an Interest; and, for the purposes of this Article, where the Interest in question falls within section (i) of the definition of ***Included Interests***, the rights or entitlements referred to in such section (and not the shares which are the subject of the rights or entitlements referred to therein) shall (until such right is exercised) be deemed to be Relevant Shares;

Required Disposal means a disposal or disposals of, or of Interests in, such number of Relevant Shares as will cause a Relevant Person to cease to be a Relevant Person, not being a disposal to another Relevant Person (other than a Permitted Person) or a disposal which constitutes any other person (other than a Permitted Person) a Relevant Person;

Share means any share comprised in Relevant Share Capital; and

Stock Exchange Nominee means a person in respect of whom, by virtue of section 185(4) of the Act, the Company is not required to comply with section 185(1) of the Act.

6.2 The provisions of Part VI of the Original Act shall apply as if such provisions extended to the Included Interests, and accordingly the Company, its members and all persons Interested in Shares (or shares which would on issue or conversion be comprised in Relevant Share Capital) shall have the rights and obligations referred to in Part VI of the Original Act (including in relation to Included Interests therein), but so that Included Interests shall, when disclosed to the Company, be entered in a separate register which shall be kept by the Company for that purpose and the provisions of sections 210(3) to (6) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216 (other than subsection (5)), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act shall not apply in respect of Included Interests.

6.3(a) In calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares which would on issue or conversion be comprised in the Relevant Share Capital) of all classes taken as a whole and capable of being cast on a poll at any meeting, there shall be disregarded any votes which, by virtue of this Article, Article 79 or any court order, are precluded (whether temporarily or not) from being cast on a poll at the meeting.

(b) In calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares which would on issue or conversion be comprised in the Relevant Share Capital) and in calculating (for the purposes of determining whether an Interest is notifiable pursuant to Article 6.4) the notifiable percentage, where some or all of the Interest in question falls within section (i) of the definition of ***Included Interests***, there shall only be taken into account the Relevant Share Capital and the shares to which the Included Interest in question relates as if all those shares were in issue or conversion in full had been effected.

6.4 Notwithstanding any amendment by regulations made by the Secretary of State pursuant to section 210A of the Original Act to the percentage giving rise to a notifiable interest in section 199(2) of the Original Act, if the notifiable percentage referred to in section 199 of the Act shall exceed three per cent., the rights and obligations referred to in this Article and the rights and obligations referred to in

Part VI of the Original Act, except sections 210(3) to (6) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216 (other than subsection (5)), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act, shall apply as though such notifiable percentage were three per cent. and as if such provisions extended to Included Interests. If the notifiable percentage referred to in section 199 of the Act shall be less than three per cent., the rights and obligations referred to in this Article shall apply with the substitution of such lesser notifiable percentage for three per cent. and as if such provisions extended to Included Interests. The rights and obligations created by this Article 6 are in addition to and separate from those arising under Part VI of the Original Act or under the Companies Acts.

6.5(a) Without prejudice to the application of section 204 of the Original Act to the definition of ***Interest*** in Article 6.1, where it appears to the board that:

(i) there is an agreement or arrangement between two or more persons with respect to, or to the exercise of, voting rights attaching to Shares; and

(ii) the agreement or arrangement is likely to result in those rights being exercised to a material extent in the same way or for the same purpose with a view to the persons being the parties to the agreement or arrangement being able materially to influence or to control the policy of the Company or the management of its affairs,

the board may at its absolute discretion resolve that a voting concert party exists and if it so resolves each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of this Article) to be Interested in all the Shares to which the voting rights in question are attached.

(b) In this Article 6.5, references to an arrangement include references to an understanding or mutual expectation, whether formal or informal, and whether or not legally binding.

(c) Where the board resolves that a voting concert party exists pursuant to Article 6.5(a) above, it shall (if it is so able), within 21 days after the date of such resolution, send to each of the persons who is party to such agreement or arrangement notice of the resolution.

6.6(a) The board may by notice in writing require any member, or other person appearing to be Interested or appearing to have been Interested in Shares or in shares which would be comprised in the Relevant Share Capital on conversion or issue, to disclose to the Company in writing such information as the board shall require relating to the ownership of or interests (including, without prejudice to the generality of the foregoing, Interests) in the Shares or shares in question as lies within the knowledge of such member or other person (supported if the board so requires by a statutory declaration and/or by independent evidence) including (without limitation):

(i) any information which the Company is entitled to seek pursuant to section 212 of the Original Act;

(ii) any information which the board shall in its absolute discretion deem necessary or desirable in order to determine whether any Shares or rights to subscribe for, or convert into, Shares are Relevant Shares; and

(iii) any information which the board shall in its absolute discretion deem necessary or desirable in order to determine whether any person is or is deemed to be a Relevant Person or otherwise in relation to the application or potential application of this Article.

(b) The board may give a Disclosure Notice pursuant to Article 6.6(a) at any time and the board may give one or more than one such notice to the same member or other person in respect of the same Shares or shares.

(c) Where the holder of any Shares or rights to subscribe for, or convert into, Shares, or any person appearing to be Interested in such Shares or rights, fails to comply with a Disclosure Notice within 21 days (or such lesser period as the board in its absolute discretion considers appropriate in the circumstances) of service of such Disclosure Notice, the board may (in addition to any other remedy it may have under any provision of these Articles, the Companies Acts or otherwise) resolve that such Shares or rights be deemed to be Relevant Shares and/or that all persons Interested in such Shares or rights be deemed to be Relevant Persons.

6.7 If to the knowledge of the board any person other than a Permitted Person becomes or is deemed to be a Relevant Person, the board shall serve a written notice on the registered holder(s) of the Relevant Shares and on any other person or persons who appears to it to be a Relevant Person in relation to those Shares or the relevant rights or entitlements. Such notice shall set out the restrictions referred to in Article 6.10 and call for a Required Disposal to be made within 21 days (or such lesser period as the board in its absolute discretion considers appropriate in the circumstances) of the service of such notice on the registered holder or other such person. The board may extend the period in which such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to it that there is no Relevant Person in relation to the Shares or rights or entitlements concerned. Upon the giving of such notice, and save for the purpose of a Required Disposal under this Article 6.7 or Article 6.8, no transfer of any of the Relevant Shares may be registered until either such notice is withdrawn or a Required Disposal has been made to the satisfaction of the board and registered.

6.8 If a notice served under Article 6.7 has not been complied with in all respects to the satisfaction of the board and has not been withdrawn, the board shall, so far as it is able, make a Required Disposal and shall, so far as it is able, give written notice of such disposal to those persons on whom such notice was

served. The Relevant Person(s) and the registered holder(s) of the Shares or other rights or entitlements disposed of shall be deemed to have irrevocably and unconditionally authorised the board to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the board (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee (with the exception of a Permitted Person) is or would become a Relevant Person) shall be such as the board determines, based upon advice from such bankers, brokers or other persons consulted by the board for the purpose as the board considers appropriate, to be reasonably practicable having regard to all the circumstances including but not limited to the number of Shares or other rights or entitlements to be disposed of and the requirement that the disposal be made without delay; and the board shall not be liable to any person for any of the consequences of reliance on such advice.

6.9 For the purpose of effecting any Required Disposal in the case of certificated shares or other Interests or rights evidenced by a certificate or other document of title (***certificated securities***), the board may authorise any person to transfer the Shares, Interests or rights in question and may enter the name of the transferee in respect of the transferred Shares, Interests or rights in the appropriate register notwithstanding the absence of any share or other relevant certificate being lodged in respect thereof and may issue a new certificate to the transferee and an instrument of transfer executed by such person shall be as effective as if it had been executed by the registered holder of the Shares, Interests or rights and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. In the case of uncertificated shares or other Interests or rights which are permitted to be held or transferred in uncertificated form pursuant to the Regulations, the board may do all acts and things it considers necessary or expedient to effect the transfer of the securities to, or in accordance with, the transferee's directions. The net proceeds of such disposal shall be received by the Company whose receipt shall be a good discharge for the purchase money, and shall be paid (together with interest at such rate as the board considers appropriate and after deduction of any expenses incurred by the board in connection with the sale) to the former registered holder (or, in the case of joint holders, the first named joint holder thereof in the register for the purpose), together with, if appropriate, a new certificate in respect of the balance of any certificated securities to which he is entitled, upon surrender by him or on his behalf of any certificates in respect of the Relevant Shares (or Interests or rights, as the case may be) sold and formerly held by him.

6.10 A registered holder of a Relevant Share on whom a notice has been served under Article 6.7 shall not in respect of such Relevant Share be entitled, until such time as such notice has been withdrawn or the notice has been complied with to the satisfaction of the board, to attend or vote at any general meeting of the Company or meeting of the holders of any class of share capital of the Company and the rights to attend (whether in person or by proxy), to speak and to demand and vote on a poll which would have attached to such Relevant Share had it not been a Relevant Share shall vest in the chairman of any such meeting. The manner in

which the chairman exercises or refrains from exercising any such rights shall be entirely at his discretion. The board shall inform the chairman of any such meeting as aforesaid of any Share or other right or entitlement becoming or being deemed to be a Relevant Share.

6.11 Without prejudice to the provisions of the Original Act and subject to the provisions of this Article, the board may assume without enquiry that a person is not a Relevant Person unless the information contained in the registers kept by the Company under Article 6.2 appears to the board to indicate to the contrary or the board has reason to believe otherwise, in which circumstances the board shall make reasonable enquiries to discover whether, and the extent to which, any person is Interested in Relevant Shares. If the board resolves that it has made reasonable enquiries and is unable to determine whether or not a person is Interested in any particular Shares (or shares which would on issue or conversion be comprised in Relevant Share Capital) then that person shall be deemed to be a Relevant Person and those particular Shares (or, as the case may be, the relevant rights or entitlements) shall be deemed to be Relevant Shares.

6.12 The board shall not be obliged to serve any notice required under this Article to be served upon any person if it does not know either his identity or his address. The absence of service of such a notice in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this Article shall not prevent the implementation of or invalidate any procedure or act under this Article.

6.13 The provisions of Articles 157 to 162 inclusive shall apply to the service upon a member of any notice required by this Article to be served. Any notice required by this Article to be served upon a person who is not a member or to a person who is a member but whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom for service of notices shall be deemed validly served if it is sent through the post in a pre-paid cover addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which the board believes him to be resident or carrying on business or to his last known address as shown on the register of members. Service shall in such a case be deemed to be effected in accordance with the provisions of Article 161.

6.14 Any resolution or determination of, or decision or exercise of any discretion or power by, the board or any director or by the chairman of any meeting under or pursuant to the provisions of this Article 6 (including, without limitation, as to what constitutes reasonable enquiries or as to the manner, timing and terms of any Required Disposal made by the board under Article 6.8) shall be final and conclusive and any disposal or transfer made, or other things done, by or on behalf of, or on the authority of, the board or any director pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The board shall not be required to give any reasons for any

decision, determination or declaration taken or made in accordance with this Article 6.

6.15 The Company shall ensure (and shall, so far as it is able, procure that every other company shall ensure) that any securities which are issued having rights to subscribe for, or convert into, shares which would on issue or conversion (as the case may be) be comprised in Relevant Share Capital shall be so issued on terms that such rights are subject to the provisions of this Article.

SHARE CAPITAL

Share capital

7.1 The share capital of the Company on the adoption of these Articles is £204,625,000 and €25,000,000, divided into 614,000,000 Ordinary Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Ordinary Shares***), 104,469,920 Foundation Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Foundation Shares***), having the rights set out in Article 8 below, and 100,000,000 undesignated sterling preference shares of £0.25 each, and 100,000,000 undesignated euro preference shares of €0.25 euros each (in each case as consolidated or sub-divided from time to time, respectively the ***Sterling Preference Shares***, and the ***Euro Preference Shares*** and together, the ***Preference Shares***), having, subject to the provisions of Articles 7.2 and 7.3 below, the rights set out in Article 8A below.

7.2 The Sterling Preference Shares shall be comprised of two classes of share:

(a) redeemable Sterling Preference Shares (the ***Redeemable Sterling Preference Shares***); and

(b) non-redeemable Sterling Preference Shares (the ***Non-redeemable Sterling Preference Shares***);

In the case of Sterling Preference Shares that are initially created as undesignated Sterling Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Sterling Preference Shares or Non-redeemable Sterling Preference Shares.

7.3 The Euro Preference Shares shall be comprised of two classes of share:

(c) redeemable Euro Preference Shares (the ***Redeemable Euro Preference Shares***); and

(d) non-redeemable Euro Preference Shares (the ***Non-redeemable Euro Preference Shares***);

In the case of Euro Preference Shares that are initially created as undesignated Euro Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Euro Preference Shares or Non-redeemable Euro Preference Shares.

FOUNDATION SHARES

Ownership 8.1 The Foundation Shares may be held only by one or both of the Society and the Foundation and shall not be transferable by the Foundation.

Rights 8.2 The Foundation Shares shall rank pari passu in all respects with the Ordinary Shares save as otherwise provided in these Articles or in the terms of issue of the Foundation Shares.

Right to participate in profits 8.3 Prior to conversion in accordance with Article 8.6, the Foundation Shares shall not, save as set out in Articles 8.4 to 8.25, carry any right to participate in the profits of the Company.

Rights on winding up 8.4 On a return of capital on the winding up of the Company, the Foundation shall be treated for the purposes of any distribution of the assets of the Company as if the Foundation Shares had been converted into Ordinary Shares immediately prior to the date of commencement of the winding up as determined in accordance with section 129 of the Insolvency Act 1986.

Voting rights 8.5 Subject to Article 15.1, prior to conversion in accordance with Article 8.6, the Foundation Shares shall not carry any right to attend or vote at any general meeting of the Company.

Conversion events 8.6.1 Each issued and unissued Foundation Share shall ipso facto be converted into and redesignated as (and references in these Articles to the conversion of the Foundation Shares shall be construed accordingly) one Ordinary Share:

(a) on the date specified by not less than three years' notice in writing given by the Company to the Foundation at any time at least ten years after the Vesting Date; or

(b) if an offer (the ***Offer***) is made to some or all of the ordinary shareholders (other than by way of a Scheme, as defined in Article 8.7) of the Company which is a takeover offer within the meaning of section 428(1) of the Act to acquire the whole or any part of the issued ordinary share capital of the Company and the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Company (prior to the conversion of the Foundation Shares) becomes unconditionally vested in the offeror, on the date such right becomes unconditionally vested in the offeror.

8.6.2 Following a conversion in accordance with Article 8.6.1(b), the Foundation shall be bound to accept the Offer in respect of all of the Ordinary Shares into which the Foundation Shares have been converted, provided that the Offer is expressed to extend to such Ordinary Shares.

ights attaching o shares esulting from conversion

8.6.3 The Ordinary Shares resulting from conversion shall carry the right to receive all dividends and (unless an adjustment shall have been made in respect thereof) other distributions declared, made or paid on the ordinary share capital of the Company in or in respect of the accounting period in which the conversion occurs (and whether or not they have been paid prior to such conversion), not being dividends in respect of any earlier accounting period, and shall rank pari passu in all other respects and form one class with the Ordinary Shares then in issue and fully paid.

chemes of Arrangement

8.7 The Company shall not, while any Foundation Shares remain outstanding, without the Foundation's prior written consent approve (either by a board resolution or by an ordinary resolution of the members of the Company in general meeting) any scheme of arrangement under the Companies Acts in relation to the Ordinary Shares unless the scheme of arrangement extends to the Foundation Shares on the same terms as apply in relation to the Ordinary Shares, and such that the Foundation will receive no less favourable consideration than it would have received had the Foundation Shares converted into Ordinary Shares immediately prior to the scheme of arrangement becoming effective in accordance with section 425(3) of the Act (a ***Scheme***). The Foundation shall be bound to consent to such a Scheme.

onsolidation r sub-division

8.8 The Company shall not, while any Foundation Shares remain outstanding, effect any alteration in the nominal value of the Ordinary Shares by means of a consolidation or sub-division, unless the Foundation Shares are at the same time consolidated or sub-divided in like manner and to like extent.

apitalisation ssues

8.9 The Company shall not, while any Foundation Shares remain outstanding, make any issue of Ordinary Shares credited as fully paid to the holders of Ordinary Shares in their capacity as such (not being an issue which results from (a) the exercise by a shareholder of an option to take a share or shares in lieu of a cash dividend in accordance with Article 147 or (b) the application of Article 153.2 (in which case the provisions of Article 8.12.2 shall apply)) by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) unless at the same time the Company makes a bonus issue of Foundation Shares to the Foundation in the same proportions as the bonus issue of Ordinary Shares.

ights issues

8.10.1 The Company shall not, while any Foundation Shares remain outstanding, offer or grant by way of rights to holders of Ordinary Shares (i) any new Ordinary Shares, (ii) any options, rights or warrants to subscribe for or purchase new Ordinary Shares, (iii) any convertible loan stock of the Company or (iv) any convertible loan stock issued by a subsidiary of the Company which carries rights to subscribe or exchange for or convert into Ordinary Shares, unless the Company either (as the board may in its absolute discretion, subject to Article 8.13, determine):

(a) in the case of any such offer or grant, makes a like offer or grant at the same time to the Foundation as if the Foundation Shares had been converted in

accordance with Article 8.6, such that the Foundation has the right to acquire the relevant number of new Ordinary Shares, options, rights or warrants, or the relevant nominal amount of convertible loan stock on the same terms as any holder of Ordinary Shares in the Company; or

(b) in the case of any offer of new Ordinary Shares in the Company or of convertible loan stock for which the final conversion date is less than 12 months from the date of the offer (together, the ***Securities***), increases the number of Foundation Shares in the manner specified in Article 8.19 by:

$$\frac{A \times C}{B + C} \text{ Foundation Shares}$$

where:

A equals the number of Securities which would have been offered to the Foundation had the Foundation Shares been converted immediately before the record date of that offer;

B equals:

(i) in the case of an offer of Ordinary Shares, the price per Ordinary Share at which the new Ordinary Shares are being offered to the holders of the Ordinary Shares; or

(ii) in the case of an offer of convertible loan stock, the price per unit of loan stock divided by the number of Ordinary Shares into which a unit of loan stock will convert once fully paid; and

C equals the average of the middle market quotations (derived from the Daily Official List of the London Stock Exchange) for:

(i) in the case of an offer of Ordinary Shares, nil paid rights to an Ordinary Share for all dealing days during the Reference Period; or

(ii) in the case of an offer of convertible loan stock, nil paid rights to a unit of loan stock for all dealing days during the Reference Period divided by the number of Ordinary Shares into which a unit of loan stock will convert once fully paid

where ***Reference Period*** means all the dealing days on which such rights are dealt in on the London Stock Exchange.

8.10.2 Any adjustment made in accordance with Article 8.10.1(b) shall become effective, in the case of an offer of Ordinary Shares, on the date on which the new Ordinary Shares are unconditionally allotted or, in the case of an offer of convertible loan stock, on the date on which such loan stock is converted into Ordinary Shares.

Other offers

8.11 The Company shall not, while any Foundation Shares remain outstanding, make any offer of new Ordinary Shares to holders of Ordinary Shares in their capacity as such, other than by way of rights, unless either (as the board may in its absolute discretion, subject to Article 8.13, determine):

(a) the Company makes a like offer to the Foundation as if the Foundation Shares had been converted in accordance with Article 8.6, such that the Foundation has the right to acquire the relevant number of new Ordinary Shares on the same terms as any holder of Ordinary Shares in the Company; or

(b) the number of Foundation Shares is increased in the manner specified in Article 8.19 with effect from the date on which the new Ordinary Shares are unconditionally allotted by the number of new Foundation Shares which in the opinion of the board is fair and reasonable (taking into account in particular the dilution of the conversion rights then applicable as a result of the issue of the new Ordinary Shares and the price at which the new Ordinary Shares are offered).

Vesting Date

8.12.1 The provisions of Article 8.10.1 and Article 8.11 shall not apply on or before the Vesting Date.

Issue of Free Shares after the Vesting Date

8.12.2 The Company shall not, while any Foundation Shares remain outstanding, allot or issue any Ordinary Shares credited as fully paid to any person in accordance with the provisions of Article 153.2 unless the Company at the same time issues to the Foundation:

$$\frac{A}{85} \times 15 \text{ Foundation Shares}$$

where A equals the number of Ordinary Shares allotted and issued in accordance with Article 153.2.

Offer during final 12 months of notice period

8.13 If the Company makes any offer or grant of a kind contemplated by Articles 8.10 and 8.11 during the period of twelve months before the date specified in the notice given by the Company to the Foundation pursuant to Article 8.6.1(a), only the provisions of Articles 8.10.1(a) and 8.11(a) respectively shall apply, and no increase in the number of Foundation Shares will be made without the prior written consent of the Foundation.

Special dividends

8.14.1 The Company shall not, while any Foundation Shares remain outstanding, make any special dividend to holders of Ordinary Shares in their capacity as such (whether on a reduction of capital or otherwise, and unless and to the extent that Articles 8.10 and 8.11 apply), unless a corresponding distribution of an amount determined to be appropriate by the board is made to the Foundation at the same time as if the Foundation Shares had been converted at the record date for such special dividend.

8.14.2 For the purposes of this Article 8.14, *special dividend* shall mean any cash dividend or distribution of any kind which the board reasonably determines is "special" or is not paid or made in the ordinary course. If any cash dividend or other distribution is declared, paid or made which is "special" or is not paid in the ordinary course, but if paid or made in a lesser amount would not be a special dividend, only the excess shall be a special dividend for the purposes of this Article. If any dispute arises as to whether or the extent to which a cash dividend or distribution is "special" or not paid or made in the ordinary course, the matter will be referred to the auditors, acting as experts and not as arbitrators, whose certificate shall be conclusive and binding on all concerned in the absence of any manifest error.

Demergers and other dividends *in specie*

8.15 On any distribution *in specie* prior to the conversion of the Foundation Shares, the Foundation Shares shall carry the right to be treated, for the purposes of such distribution, as if the Foundation Shares had been converted into Ordinary Shares as at the record date or time for the distribution.

Reduction of share capital

8.16.1 The Company shall not, while any Foundation Shares remain outstanding, make a reduction of any of the following (otherwise than by way of a Scheme to which Article 8.7 applies) which involves the repayment to any shareholder of any amount paid up on any of its shares or the diminution of any liability in respect of unpaid share capital:

(a) its share capital; or

(b) its share premium account; or

(c) its capital redemption reserve,

unless the reduction is a permitted reduction as defined in Article 8.16.2 or the Company makes at the same time a proportionate reduction in the amount paid up on the Foundation Shares.

8.16.2 A ***permitted reduction*** (whether or not it involves the repayment to any shareholder of any amount paid up on any of the shares of the Company or the diminution of any liability in respect of unpaid share capital) means a reduction:

(a) of the Company's share capital on conversion or redemption or purchase of any of its shares; or

(b) of the Company's share capital as authorised by section 146(2) of the Act; or

(c) of the Company's share premium account as authorised by sections 130(2) and 160(2) of the Act; or

(d) of the Company's capital redemption reserve as a result of its application in paying up unissued shares in the capital of the Company to be allotted to

the members of the Company as fully paid bonus shares, as authorised under section 170(4) of the Act.

Other variations 8.17 If the board determines that any other event (not being an event specified in Articles 8.7 to 8.16) has occurred which has a dilutive, concentrative or other effect on the Foundation Shares which in the opinion of the board is inappropriate, then following each such event the board may determine to make such adjustments to the number of Foundation Shares in issue as, in the opinion of the board, are appropriate to account for the dilutive, concentrative or other effect of the relevant event and which adjustments shall be conclusive and binding on all concerned in the absence of any manifest error and shall be effective as of the date determined by the board.

Certification and notice of adjustment 8.18 If and whenever any one or more of the events or circumstances specified in Articles 8.7 to 8.17 above shall occur or exist, any adjustment shall be such as shall be determined by the board and notified to the Foundation. In the case of any dispute, the adjustment shall be such as shall be certified by the auditors, acting as experts and not as arbitrators, to be fair and reasonable to take account of the relevant event or circumstances. This determination shall be conclusive and binding on all concerned in the absence of any manifest error.

Issue of additional Foundation Shares 8.19 If, as a result of any of the provisions set out in Articles 8.7 to 8.17, the number of Foundation Shares is to be increased, the Company shall issue, by way of a bonus issue to be paid up out of such reserves as the board may determine, additional Foundation Shares to the Foundation. Fractions of Foundation Shares shall not be allotted, but shall be taken into account in any subsequent adjustment.

Purchase of Foundation Shares 8.20 If, as a result of any of the provisions set out in Articles 8.7 to 8.17 above, the number of Foundation Shares held by the Foundation is to be reduced, the Company shall re-purchase such shares from the Foundation at a price of 1p per Foundation Share, to be paid out of such reserves as the board may determine.

Protective provisions 8.21 For so long as the provisions of Article 5 (the ***protective provisions***) apply, shares in the Company will not be offered or allotted to the Foundation and the Foundation shall not be invited to subscribe for shares in the Company (whether pursuant to Articles 8.9, 8.10, 8.11, 8.12.2, 8.16, 8.17 and 8.19 or otherwise) if, and to the extent that, such offer or allotment or subscription would give rise to a breach of the protective provisions, but such shares shall be offered or allotted to the Foundation or the Foundation shall be invited to subscribe for the same, as the case may be, as soon as such allotment is possible without breaching the protective provisions unless the Final Date (as determined in accordance with the provisions of the Deed of Covenant to be entered into between the Foundation and the Company on or before the Vesting Date) has passed, in which case no offer, allotment or invitation to subscribe shall be made to the Foundation.

Procedure on conversion 8.22 The directors shall forthwith upon conversion in accordance with Article 8.6 direct that appropriate entries be made in the register and that written notice of such conversion be sent within 14 days after the date of such conversion to the

Foundation. Forthwith upon receipt by the Company from the Foundation of a certificate or certificates for the Foundation Shares held by it on the date of conversion the Company shall deliver to the Foundation free of charge a new certificate for the Ordinary Shares to which the Foundation shall then have become entitled. In the meantime transfers will be certified against the register.

Application to list following conversion

8.23 If the Ordinary Shares in issue on the date of conversion are listed on the London Stock Exchange or any other recognised stock exchange the Company shall forthwith on conversion make application and take such other action as may be required to list on such exchange the Ordinary Shares arising on conversion of the Foundation Shares.

No deemed variation of rights

8.24 Neither the passing of a resolution of the Company to disapply the requirements of section 89 of the Act or to authorise the allotment of any class of shares in or other securities of the Company, nor the allotment or issue of any such shares or securities, shall constitute a deemed variation of the rights of the Foundation Shares.

A ities to n cessary adjustments

8.25 The board shall not take any action which will give rise to an adjustment to the number of Foundation Shares held by the Foundation unless the requisite shareholder authorities to give effect to such adjustment are already in place or are granted simultaneously with such action, and it is otherwise lawful for such adjustment to be effected.

Preference Shares

8A.1 All of the Preference Shares shall rank pari passu inter se to the extent that they are expressed so to rank and shall confer the rights and be subject to the limitations set out in this Article 8A. They shall also confer such further rights (not being inconsistent with the rights set out in this Article 8A) as may be attached by the board to any Series (as defined below) of such shares prior to allotment of such series and in particular (but without prejudice to the generality of the foregoing) the board may, pursuant to the authority given by the passing of the resolution to adopt this Article, consolidate and divide and/or sub-divide any Preference Shares into shares of larger or smaller amount (and so that the provisions of Articles 50 and 51 shall, where relevant, apply to any such consolidation, division or sub-division). Whenever the board has the power under this article to determine any of the rights to be attached to any Series of the Preference Shares, the rights so determined need not be the same as those attached to the Preference Shares which have then been allotted or issued. The Preference Shares, including any class of Preference Shares, may be issued in one or more separate series (each, a ***Series***) and each Series shall be identified in such manner as the board may determine without any such determination or identification requiring any alteration to these Articles. Each of the Preference Shares shall, subject to the terms and conditions of issue as the board may determine prior to the issue of any relevant Series of Preference Shares, confer the following rights as to participation in the profits and assets of the Company, attendance at meetings, voting and, in the case of Redeemable Preference Shares, redemption:

(a) Preference Shares shall (subject to the further provisions described below) entitle the members holding the same to receive a preferential dividend (hereinafter called the ***Preference Dividend***), payable at such rate or rates (whether fixed or variable) and on such dates (***Preference Dividend Payment Dates***) to be determined by the board before allotment on the amounts from time to time paid up or credited as paid up thereon and on such other terms and conditions as may be determined by the board prior to allotment thereof and in particular (but without prejudice to the foregoing) the board may determine whether the rights of such shares as regards participation in profits are cumulative or non-cumulative. Unless otherwise determined by the directors prior to allotment, any Preference Dividends on Sterling Preference Shares shall be payable in sterling, and any Preference Dividends on Euro Preference Shares shall be payable in euros. Subject to sub-paragraph (f) below, Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend;

(b) Unless otherwise determined by the board prior to allotment thereof, Preference Shares shall rank as regards participation in profits pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in profits and otherwise in priority to any other shares of the Company.

(c) If it shall subsequently appear that any dividend which has been paid to holders of Preference Shares should not have been so paid, then provided the board shall have acted in good faith, the directors shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made.

(d) The following provisions of this paragraph (d) shall apply in relation to any particular Series of Preference Shares (a ***Relevant Series***) if so determined by the board prior to the allotment thereof:

(i) if the board determines prior to the allotment of a Relevant Series that this Article 8.1.1(d)(i) shall apply to that Relevant Series then dividends shall only be payable on the Preference Shares of such series, when, as and if declared by the board, but without prejudice to paragraph (e) below; or

(ii) if the board determines prior to the allotment of a Relevant Series that this Article 8.1.1(d)(ii) shall apply to that Relevant Series then the following provisions shall apply to that Relevant Series:

(A) if, in the opinion of the board, the distributable profits and distributable reserves of the Company are sufficient to cover the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and also the payment in full of all other dividends stated to be payable on such date on any other Series (including any arrears or deficiency of dividend on

any such other shares that are in cumulative form) expressed to rank pari passu as regards participation in profits, then, subject to sub-paragraph (D) below, the Preference Dividend on all such Series shall be declared and paid in full;

(B) if, on any Preference Dividend Payment Date the distributable profits and distributable reserves of the Company are, in the opinion of the board, sufficient only to enable partial payment of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend on any such other Series that are in cumulative form) ranking pari passu with the Relevant Series as regards participation in profits (together, the ***Participating Shares***), then, subject to sub-paragraph (D) below, the directors shall apply such distributable profits and distributable reserves in paying dividends to the holders of the Participating Shares pro rata to the amount of dividend on the Participating Shares accrued and payable (including any arrears or deficiency of dividend that are in cumulative form) on or before the relevant Preference Dividend Payment Date.

(C) if, on any Preference Dividend Payment Date, the distributable profits and distributable reserves of the Company are, in the opinion of the board, insufficient to enable payment to be made of any of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend that are cumulative in form) ranking pari passu with the Relevant Series as regards participation in profits, then the Company shall not pay the Preference Dividend in respect of either Series;

(D) if, pursuant to the provisions of sub-paragraphs (B) and (C) above, on any occasion a Preference Dividend in respect of a Relevant Series which is not expressed to have a cumulative right as regards participation in profits (or any part thereof) is not paid, the holders of shares of the Relevant Series shall have no claim in respect of such shortfall;

(E) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is expressed to have a cumulative right as regards participation in profits is not paid in full (a ***Preference Dividend***

Shortfall) (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

(I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

(II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any Parity Obligations or Junior Obligations,

until such time as the Preference Dividend Shortfall has been paid or a sum has been set aside for its payment in full.

(F) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is not expressed to have a cumulative right as regards participation in profits is not paid in full (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

(I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

(II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any other Parity Obligations or Junior Obligations,

for such period following the relevant Preference Dividend Payment Date as may be designated by the board prior to issue.

(G) the provisions described in this sub-paragraph shall apply if determined by the board prior to allotment of the Relevant Series and then only where the Preference Dividend

(including any arrears or deficiency of dividend that are in cumulative form) due on any Preference Dividend Payment Date in respect of any Relevant Series is not paid in its entirety pursuant to sub-paragraph (C) (the ***Relevant Dividend***) and the amounts (if any) standing to the credit of the profit and loss account of the Company together with the amount of the reserves of the Company available for the purpose are sufficient to enable the allotments of additional preferences shares referred to in the further provisions of this sub-paragraph to be made in full:

(I) provided that the Company has sufficient authorised but unissued share capital and that the directors are authorised in accordance with section 80 of the Companies Act 1985 to allot the appropriate amount of relevant securities (for which purposes the directors shall, if necessary, call as soon as practicable a general meeting of the Company at which the appropriate resolutions to create such share capital and to obtain such authority are proposed), each holder of shares of the Relevant Series shall, on the date for payment of the Relevant Dividend had such dividend been paid in cash, be allotted such additional nominal amount of preference shares of the same class, denominated in the same currency and carrying identical rights and limitations as the Relevant Series in question, credited as fully paid, as is equal to an amount determined by multiplying the cash amount of the Relevant Dividend (exclusive of any associated tax credit) that would have been payable to him had such dividend been payable in cash by a factor to be determined by the board prior to allotment of the Relevant Series and rounding the resulting sum down to the nearest integral multiple of £1 (in the case of Sterling Preference Shares) and of €1 (in the case of Euro Preference Shares). A holder of Preference Shares receiving an allotment of additional preference shares in accordance with this sub-paragraph shall not be entitled to receive any part of the Relevant Dividend relating to Relevant Series in cash;

(II) subject to the provisos in sub-paragraph (G)(II) above, for the purpose of paying up preference shares to be allotted on any occasion pursuant to this sub-paragraph, the directors shall capitalise out of the sums standing to the credit of the profit and loss account of the Company and/or to the credit of the

Company's reserve accounts (including share premium account) available for the purpose, as the directors may determine, a sum equal to the aggregate nominal amount of the additional preference shares then to be allotted and apply the same in paying up in full the appropriate amount of unissued preference shares of that class or classes in question;

(III) the additional preference shares so allotted shall rank pari passu in all respects with the Relevant Series in respect of which the additional preference shares were so allotted, save only as regards participation in the Relevant Dividend; and

(IV) the board may undertake and do such acts and things as it may consider necessary or expedient for the purpose of giving effect to the provisions described in this sub-paragraph (G).

(e) if, in the opinion of the board, the payment of any Preference Dividend would breach or cause a breach of capital adequacy requirements from time to time applicable to the Company under the UK capital adequacy regime then none of such Preference Dividend shall be declared or paid;

(f) In any calendar year, whether or not any Preference Dividend on any particular Preference Shares has been paid in full and notwithstanding any other provision of these Articles, the board may, if it so resolves, pay (or set aside a sufficient sum for payment of) a special dividend (a ***Special Dividend***) not exceeding (in the case of Sterling Preference Shares) one penny per share or (in the case of Euro Preference Shares) one cent per share on any shares in the capital of the Company in respect of which no dividend has previously been paid in that calendar year. References elsewhere in this article 8A to any dividend payable on any Preference Shares shall not be treated as including a reference to any Special Dividend paid on any particular Preference Shares pursuant to this sub-paragraph (f).

8A.1.2 Capital

(a) On a distribution of assets on a winding-up of the Company or return of capital (other than on a redemption or purchase by the Company of any of its share capital), members holding Preference Shares shall in respect thereof be entitled to receive, out of the surplus assets remaining after payment of the Company's liabilities, an amount equal to the amount paid up or credited as paid up on the Preference Shares together with such premium (if any) as may be determined by the board prior to allotment thereof (and so that the board may determine that such premium is payable only in specified circumstances). Unless otherwise determined by the board prior to allotment, such amount in respect of Sterling Preference

Shares shall be payable in sterling, and such amount in respect of Euro Preference Shares shall be payable in euros.

(b) In addition to the amount repayable on the Preference Shares in accordance with sub-paragraph (a) above there shall be payable a sum equal to the Preference Dividend which would have been payable by the Company in accordance with paragraph (1) above (together, in the case of Preference Shares which are expressed to have a cumulative right as regards participation in profits, with any arrears or deficiency of Preference Dividend), calculated at the annual rate determined by the board before allotment of the Preference Shares in question, in respect of the number of days included in the period commencing with the day following whichever Preference Dividend Payment Date shall most recently have occurred prior to the date of commencement of the winding-up of the Company or return of capital and ending with such date of commencement of winding-up or return of capital, as though such period had been one in relation to which a Preference Dividend would have been payable pursuant to the provisions described in paragraph (1)(a) above and the terms of issue of the Preference Shares in question, but subject always to the provisions described in paragraph (1)(d)(i), (ii) and (iv) above and to the terms on which any particular Preference Shares are issued.

(c) With respect to the amounts payable or repayable under sub-paragraphs (a) and (b) of this paragraph in the event of a winding-up of the Company or return of capital, Preference Shares shall rank pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in surplus assets and otherwise in priority to any other share capital of the Company. Save as may be determined by the board prior to the issue of any particular series of Preference Shares, the holders of Preference Shares shall not be entitled in respect thereof to any further or other right of participation in the assets of the Company upon a winding-up or return of capital.

8A.1.3 Voting

The holders of any series of Preference Shares will only be entitled to receive notice of and to attend any general meeting of the Company:

(1) if the Preference Dividend on the Preference Shares of such series has not, at the date of the notice of the general meeting, been paid in full in respect of such dividend periods as the board may prior to allotment determine, in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote upon any resolution proposed thereat; or

(2) if a resolution is proposed at the general meeting:

(i) for, or in relation to, the winding-up of the Company; or

(ii) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the Preference Shares of such series,

in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote only upon such resolution; or

(3) in such other circumstances, and upon and subject to such terms, as the board may determine prior to allotment.

On a show of hands every holder of Preference Shares who is entitled to vote and who (being an individual) is present in person or (being a corporation) is present by representative shall have one vote. On a poll each holder of Preference Shares present in person or by proxy and entitled to vote shall have such number of votes in respect of each Preference Share as the board may determine prior to the allotment of such shares.

8A.1.4 Redemption of Redeemable Preference Shares

(a) The Redeemable Sterling Preference Shares and the Redeemable Euro Preference Shares (together, the ***Redeemable Preference Shares***) shall, subject to the provisions of the Companies Acts and to the other provisions of this paragraph (4), be redeemable at the option of the Company in whole or in part on any day by the Company giving to each of the holders of the Redeemable Preference Shares to be redeemed not less than fourteen days' prior notice in writing (a ***Notice of Redemption***) and by the Company complying with the other requirements of this paragraph (4).

(b) In the case of a partial redemption under sub-paragraph (a) of this paragraph (4) of this article 8A, the Company shall for the purposes of ascertaining the particular Redeemable Preference Shares to be redeemed cause a lot to be drawn at the office (or at such other place as the board may determine) in the presence of the auditors.

(c) A Notice of Redemption shall specify the particular Redeemable Preference Shares to be redeemed, the date fixed for redemption (the ***Redemption Date***), the amount payable in respect of each such Redeemable Preference Share on redemption and the place in the United Kingdom at which documents of title in respect of such Redeemable Preference Shares are to be presented and surrendered for redemption and payment of redemption moneys is to be effected. Upon such presentation and surrender and against the receipt of such holder for the redemption moneys payable in respect of such Redeemable Preference Shares, the Company shall pay to such holder the amount due to him in respect of such redemption and shall cancel the documents of title so delivered. No defect in the Notice of Redemption or in the giving thereof shall affect the validity of the redemption procedure.

(d) There shall be paid on each Redeemable Preference Share so redeemed the amount paid up or credited as paid up thereon, together (to the extent permitted by the Companies Acts) with any premium paid on issue.

(e) The provisions of this sub-paragraph (e) and the following sub-paragraphs (f) and (h) shall have effect in relation to Redeemable Preference Shares for the

time being issued and registered in the Register of Members (***Registered Shares***) and represented by certificates (***Certificates***) and in relation to Redeemable Preference Shares which, in accordance with Article 9, are for the time being issued and represented by a warrant (***Bearer Shares***). Payment by the Company in respect of the amount due on redemption shall be made, in the case of a Redeemable Sterling Preference Share, by a sterling cheque drawn on a bank in London, and, in the case of a Redeemable Euro Preference Share, by a euro cheque drawn on a bank in England or Frankfurt, or, upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption, by transfer to in the case of a Redeemable Sterling Preference Share, a sterling account maintained by the payee with a bank in London, or in the case of a Redeemable Euro Preference Share, a euro account maintained by the payee with a bank in London or Frankfurt. Such payment will, in the case of a Registered Share, be against presentation and surrender of the relative Certificate at the place or on one of the places specified in the Notice of Redemption and if any Certificate so surrendered includes Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall within fourteen days thereafter issue to the holder, free of charge, a fresh Certificate in respect of such Redeemable Preference Shares. Such payments will, in the case of a Bearer Share, be made against presentation and surrender of the Warrant and all unmatured dividend coupons and talons (if any) at the place or places specified in the Notice of Redemption. Upon the relevant Redemption Date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the Warrant so surrendered represents any Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall issue, free of charge, a fresh Warrant representing such Bearer Shares which are not to be redeemed on such Redemption Date. All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws.

(f) As from the relevant Redemption Date the dividend on the Redeemable Preference Shares due for redemption shall cease to accrue except on any such Redeemable Preference Shares in respect of which, upon the due delivery of the Certificate or, as the case may be, the Warrant and all unmatured dividend coupons and talons (if any) in respect thereof, in accordance with sub-paragraphs (c) and (e) above, payment of the redemption moneys due on such Redemption Date shall be improperly withheld or refused in which case the said dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the date of payment of such redemption moneys. Such Redeemable Preference Shares shall not be treated as having been redeemed until the redemption moneys in question together with the accrued dividend thereon have been paid whereupon such Redeemable Preference Shares shall be treated as having been redeemed.

(g) If the Redemption Date for any Redeemable Preference Share is not, in the case of a Redeemable Sterling Preference Share, a day on which banks in London are open for business and on which foreign exchange dealings may be conducted in

London (a ***Sterling Business Day***), or, in the case of a Redeemable Euro Preference Share, a day in which banks in London and Frankfurt are open for business and on which foreign exchange dealings may be conducted in such cities (a ***Euro Business Day***), then payment of the amount payable on redemption will be made on the next succeeding Sterling Business Day or Euro Business Day as the case may be, and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month, whereupon such payment will be made on the preceding Sterling Business Day or Euro Business Day, as the case may be.

(h) The receipt of the holder for the time being of any Registered Share (or, in the case of joint registered holders, the receipt of any one of them) and the receipt of the person delivering any Warrant to the place or one of the places specified pursuant to sub-paragraph (c) above in respect of the monies payable on redemption on such Registered Share or, as the case may be, such Bearer Share, shall constitute an absolute discharge to the Company in respect thereof.

(i) Upon the redemption or purchase of any Redeemable Preference Shares, the directors may (pursuant to the authority given by the passing of the resolution to adopt this article) consolidate and divide and/or sub-divide the authorised, but unissued, Redeemable Preference Share capital existing as a consequence of such redemption or purchase into shares of a larger or smaller amount (and so that the provisions of articles 50 and 51 shall, where relevant, apply to any such consolidation, division or sub-division).

8A.1.5 Further Shares

(a) Save as provided by the terms of issue of any particular Preference Shares, the Company shall not create or issue any further shares ranking as regards participation in the profits and assets of the Company in priority to the Preference Shares.

(b) Any series of Preference Shares or other shares ranking pari passu in some or all respects with the Preference Shares then in issue may (unless otherwise provided by the terms of issue of the Preference Shares then in issue), without their creation or issue being deemed to vary the special rights attached to any Preference Shares then in issue, either carry rights identical in all respects with such Preference Shares or any of them or carry rights differing therefrom in any respect. Unless otherwise provided by the terms of issue, the rights attaching to any Preference Shares shall not be deemed to be varied or abrogated by the purchase, redemption or cancellation by the Company of any of its shares ranking as regards participation in the profits or assets of the Company pari passu with or after such Preference Shares.

SHARE RIGHTS

res with cial rights

9.1 Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution

determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

9.2 The board may issue share warrants to bearer in respect of any fully paid up shares under a seal of the Company, or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on any such warrant may be applied by mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

9.3 The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

9.4 The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Section 80 authority

10.1 The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

10.2 The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 10.1 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with an issue in favour of the holders of relevant shares where the equity securities respectively attributable to the interests of all the holders of relevant shares are

proportionate (as nearly as practicable) to the respective numbers of relevant shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) the allotment (otherwise than pursuant to Article 10.2(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

tment after ry

10.3 Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

nitions

10.4 In this Article:

prescribed period means any period for which the authority conferred by Article 10.1 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 10.2 is given by special resolution stating the section 89 amount;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

dual tment ers

11. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 12:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

eemable es

12. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

13. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

14. Except as required by law and except to the extent expressly provided in Articles 150 and 164 in relation to the trustee to whom shares may be issued in accordance with the terms of the transfer of the business of the Society to the Company, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

15.1 Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment or issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

(but not otherwise).

When rights deem[illegible] be varie[illegible]

15.2 For the purposes of this Article, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

UNCERTIFICATED SHARES

ertificated res

16.1 Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

separate s of shares

16.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

rcise of npany's tlements in pect of ertificated res

16.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or the Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, the Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Members' rights to certificates

17. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or in accordance with Article 138 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

18. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

19. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in particular cases) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

20.1 The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

20.2 To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an

uncertificated share, the board may exercise any of the Company's powers under Article 16.3 to effect the transfer of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

plication of ceeds

20.3 The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated share or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

ver to make s

24. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

ne when call de

25. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

bility of joint ders

26. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

erest payable

27. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined by the Act) but the board may in respect of any individual member waive payment of such interest wholly or in part.

emed calls

28. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

29. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

30. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

31. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

32. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares

33. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where, for the purposes of its disposal, a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the shares to that person. Where, for the purposes of its disposal, a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 16.3 to effect the transfer of the share to that person. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

bility owing eiture

34. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

render

35. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

inction of ts

36. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

dence of eiture or render

37. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject, if necessary, to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

m an cution of sfer of ificated es

38. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

nsfers of lly paid ificated es

39. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

lid transfers

40.1 The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

40.2 In the case of a transfer of certificated shares by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

41. The board may refuse to register the transfer of an uncertificated share in any circumstances permitted by the London Stock Exchange, the Regulations and the rules and practices of the Operator of the relevant system. Without prejudice to the generality of the foregoing, the directors shall have the right to refuse to register any transfer which would give rise to a breach of the protective provisions set out in Articles 5 and 6.

Notice of refusal to register

42. If the board refuses to register a transfer of a share in certificated form it shall send to the transferee notice of the refusal within two months after the date on which the transfer was lodged with the Company.

Suspension of registration

43. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

44. No fee shall be charged for the registration of any transfer or other document relating to or affecting the title to a share.

Retention of transfers

45. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

46. If a member dies, the survivor, or survivors where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

47.1 A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him

registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to become holder or to have another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

ctions uired

47.2 The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

hts o sons d transmission

48. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 47, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 148. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

erations by linary olution

49. Subject to the provisions of Article 8, the Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

50. All shares created by ordinary resolution pursuant to Article 49 shall be:

(a) subject to all the provisions of these Articles including, without limitation, provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

51. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form, the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the buyer's directions. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with, the buyer's directions. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

52. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

53. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par).

GENERAL MEETINGS

Types of general meeting

54. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

55. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons or, in the case of a meeting of the holders of Foundation Shares, one person holding or representing by

proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

nvening eral etings

56. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting, any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

iod of notice

57.1 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

cipients of ice

57.2 Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

ntents of ice: general

58.1 The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 59.3, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

Contents of notice: additional requirements

58.2 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 59.3 arrangements

58.3 The notice shall include details of any arrangements made for the purpose of Article 59.3 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

59.1 The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

59.2 If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 59.1, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid. The provisions of Article 65.2 shall apply to any such adjournment.

Other arrangements for viewing/hearing proceedings

59.3 The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise), by attending a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or

hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

ntrolling l of ndance

59.4 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 59.3 (including, without limitation, the issue of tickets or the imposition of some other means of selection) which it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member who, pursuant to those arrangements, is not entitled to attend in person or by proxy at any particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 59.3. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

nge in place /or time of ting

59.5 If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable to hold the meeting at the declared place and/or time, it may change the place and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 86.1(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 86.1(b) at any time not less than 48 hours before any new time appointed for holding the meeting.

aning of ticipate

59.6 For the purposes of this Article 59, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts and these Articles to be made available at the meeting.

idental ission to send ice

60.1 The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or the Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by these Articles, to any person entitled to receive it, or the non-receipt for

any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security 60.2 The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum 61. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present 62. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman 63. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman nor any deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak 64. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournments: chairman's powers 65.1 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the

meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 59.2), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

journments: cedures

65.2 Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion, determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 86 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 86. When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 59.1 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

nendments to olutions

66. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office, or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

67. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members (including proxies) who are present and who have the right to vote at the meeting; or

(c) any member or members (including a proxy or proxies) who are present and who represent not less than one-tenth of the total voting rights of all the members (including proxies) having the right to vote at the meeting; or

(d) any member or members (including a proxy or proxies) who are present and who hold shares (or who have been appointed to represent a member or members in respect of shares) conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

68. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

69. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

70. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

71. Subject to Article 72 a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

72. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll

demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

tice of poll

73. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

fectiveness of cial and raordinary olutions

74. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

VOTES OF MEMBERS

ht to

75. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote. A proxy appointed, in respect of all or part of such shareholding, by a member who holds shares in the Company pursuant to a written agreement with the Company on behalf of a third party or a number of third parties (a ***Nominee Proxy***) shall on a show of hands also have one vote (and, for the avoidance of doubt, any such proxy will, on a show of hands, be entitled to one vote only, even if that proxy is himself a member or is acting as proxy for more than one member). Subject to any rights or restrictions attached to any shares, on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

tes of joint lders

76. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

mber apacity

77. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been deposited at the office, or at another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

lls in arrears

78. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either

in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act, restrictions if in default

79.1 If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, then the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 147;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the instrument of transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

79.2 The Company shall send a copy of the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

79.3 Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

rd may cel rictions

79.4 The board may at any time send a notice cancelling a direction notice.

version of ertificated res

79.5 The Company may exercise any of its powers under Article 16.3 in respect of any default share that is held in uncertificated form.

visions plementary rticle 81

80.1 For the purposes of Article 79:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

tion 216 of Act

80.2 Nothing contained in Article 79 limits the power of the Company under section 216 of the Act.

ors in voting

81. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting

82. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Supplementary provisions on voting

83. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

84. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles 85 and 86, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

85. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 86 not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

The board may, if it thinks fit, but subject to the provisions of the Act, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. Subject to Article 87.2, a member may appoint more than one proxy to attend on the same occasion, provided that, in any such case, the member must state in the appointment of each such proxy the number of shares in respect of which the appointment of that proxy is made.

livery/receipt proxy
pointment

86.1 Without prejudice to Article 59.5(8) or to the second sentence of Article 65.2, the appointment of a proxy shall:

(a) in the case of an appointment contained in an instrument, be delivered personally, by post or facsimile transmission to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) at which the person named in the appointment proposes to vote; or

(c) in the case of an appointment contained in an instrument or of an appointment contained in an electronic communication, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an appointment contained in an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

ceipt of
hority

86.2 Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified

in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a) delivered personally, by post or facsimile transmission to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 86.1(a) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59.5) at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director together with the proxy appointment to which it relates.

86.3 A proxy appointment which is not delivered or received in accordance with Article 86.1, or in respect of which Article 86.2 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Validity of proxy appointment

87.1 A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll and, in the case of a Nominee Proxy only, to confer the right to speak at a meeting. A proxy who is not a Nominee Proxy shall not, except with the permission of the chairman, have any right to speak at a meeting. The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

87.2 If a member appoints more than one proxy and the proxy appointments purport, in aggregate, to confer on those proxies the authority to vote at a general meeting more shares than are at the relevant time held by that member, each of those proxy appointments shall be invalid and none of the proxies so appointed by that member shall be entitled to attend, speak (if relevant) or vote at that general meeting.

Corporate representatives

88. Any corporation or corporation sole which is a member of the Company (in this Article the ***grantor***) may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under

the hand of an officer duly authorised by it) authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

vocation of thority

89. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was received by the Company as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument received by the Company at the office or at such other place within the United Kingdom as may have been specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 86.1(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 86.1(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

nits on mber of ector

90. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

mber of ectors to ire

91. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

92. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

93. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

94. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

95. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

96. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

97. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such general meeting, he shall vacate office at its conclusion.

98. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

99. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

100. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

101. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

102. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

103. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

104. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment 105. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

106. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 101) on receipt of such notice by the Company at, in the case of a notice contained in an instrument, the office or, in the case of a notice contained in an electronic communication, such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

107. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

108. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may pay all expenses incurred in forming and registering the Company and may exercise all the powers of the Company whether relating to the management of the business of the Company or not. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

109. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

mmittees of
board

110. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

cal bo

111. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

ents

112. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

ffices
luding the
e "director"

113. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

Power to borrow

114. The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

115. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 97; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three-quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by that director and acting in his capacity as such shall constitute a single director for this purpose, so that the signature of either shall be sufficient.

wer of
mpany to
nove director

116. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

dinary
nunerati

117. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

117A. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Article 117 and 118, any such agreement or arrangement may be made on such terms as the board determines.

ditional
nuneration
special
vices

118. Any director who does not hold executive office and who serves on any committee of the board, and by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 117) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

ectors may
paid expenses

119. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

120. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

Termination of appointment to executive office

121. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

122. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

123.1 Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body

corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

tification of erests

123.2 For the purposes of this Article:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

atuities and sions

124.1 The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

urance

124.2 Without prejudice to the provisions of Article 166, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 124.2(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

ectors not ble to account

124.3 No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such

benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

125. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

126. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him at his last known address or such other address (if any) for the time being notified by him or on his behalf to the Company for that purpose or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be given any earlier than notices given to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

127. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

128. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

hairman and deputy chairmen

129. The board may appoint one of their number to be the chairman, and up to two of their number to be deputy chairmen, of the board and may at any time remove any of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead any director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor any deputy chairman is willing to preside or none of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

lidity of acts the board

130. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

solution iting

131. A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be signed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

eetings by ephone, etc.

132. Without prejudice to the first sentence of Article 126, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

135.1 Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

...erests of ...nnected ...rson and ...ernate ...rector

133.2 For the purposes of this Article, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

133.3 The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

...vision of ...oposals

134. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

...cision of ...airman final ...d conclusive

135. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

...pointment ...d removal of ...retary

136. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

...nutes ...uired to be ...pt

137.1 The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board, and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

137.2 Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings of the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for use of seal

138. The seal shall only be used by the authority of a resolution of the board or of a committee of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. An instrument executed with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company, has the same effect as if executed under the seal. For the purpose of the preceding sentence only, ***secretary*** shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

139. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

140. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

141. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

142. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate, and certify as true, copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board whether in physical form or electronic form; and

(c) any book, record or document relating to the business of the Company whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes, or an extract from the minutes, of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

claration of idends

143. Subject to the provisions of the Companies Acts and of these Articles, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

erim idends

144. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

portionment divide

145. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

idends in ecie

146. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to

settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

147.1 The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 147.2 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

147.2 The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 147.1.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the *average quotation* for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall give notice to the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be lodged in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or

funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 147.2(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each such holder of elected shares as is arrived at on the basis stated in Article 147.2(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

ermitted eductions and etentions

148. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Interest not payable

149. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Payment procedures

150.1 Any dividend or other sum payable by the Company in respect of a share may be paid by crediting any account which the holder, or in the case of joint holders, the holder whose name stands first in the register, has with the Company, whether in the sole name of such holder or the joint names of such holder and another person or persons, unless the Company has received not less than one month's notice in writing from such holder or joint holders directing that payment be made in another manner permitted by this Article. Any such dividend or other sum which has been paid by crediting such an account shall be treated as having been paid upon such account having been credited with the amount of such dividend or other sum. Any such dividend or other sum may also be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be payable to the order of the holder, or in the case of joint holders, to the order of the holder whose name stands first in the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or, if agreed by the Company, such other means and to or through such person as the holder or joint holders may in writing direct, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the Company in respect of the share may be paid as if he was a holder of the share and his address noted in the register was his registered address. In respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, shall be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company.

150.2 Dividends payable in respect of shares transferred by the Society to holders as a consequence of the transfer of the business of the Society to the Company in respect of which satisfactory registration details have not been received by the Company from such holders or any persons entitled by transmission to such shares, and dividends payable in respect of shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, shall be paid into a separate account in the name of the Company and shall not be paid to such holders, or persons entitled by transmission to such shares, unless and until the Company has received such details from them or, in the case of

any such shares transferred by the Society to a trustee as aforesaid, from the person entitled to such shares under the terms of the trust. Pending the receipt of satisfactory registration details as aforesaid, each dividend paid into such separate account in the name of the Company shall be treated as unclaimed and unsatisfied for the purposes of these Articles. No trust shall be created in relation to the amount from time to time standing to the credit of this account and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned therefrom, which may be employed in the business of the Company or as it thinks fit.

rfeiture of claimed vidends

151. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the Company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

ssation of yment of vidends

152. The Company may cease to send any cheque or warrant through the post or employ any other means of payment for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if either (a) in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed, or (b) following one such occasion reasonable enquiries have failed to establish any new address of the registered holder. Subject to the provisions of these Articles, the Company may recommence sending cheques or warrants or employing such means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement by notice to the Company and provides such new or corrected information as the Company shall reasonably require.

CAPITALISATION OF PROFITS AND RESERVES

neral power capitalise

153.1 Subject to the provisions of Article 8 and without prejudice to the authority contained in Article 8.19, the board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article 153.1, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or

in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as the board thinks fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

Vesting claims

153.2 Subject to the provisions of Article 8 and without prejudice to the authority contained in Article 8.19, and notwithstanding the provisions of Article 153.1 (which shall not apply to any capitalisation pursuant to this Article 153.2), and subject to compliance with Article 8.12.2, the board may:

(a) subject to Article 10.1, allot and issue Ordinary Shares credited as fully paid at any time in order to satisfy a claim for shares by a person whom the board considers to be entitled thereto under the terms of the Transfer Agreement or, if that person has died, to such person to whom the board considers the right to such shares has been transmitted by operation of law; and

(b) in order to issue such shares credited as fully paid, resolve to capitalise any undistributed profits of the Company (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any, and apply that sum in paying up in full the requisite number of unissued Ordinary Shares of a nominal amount equal thereto.

RECORD DATES

ecord dates for ividends, etc.

154. Notwithstanding any other provision of these Articles, the Company or the board may fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTS

ghts to inspect cords

155. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

nding of nual accounts

156.1 Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

mmary ancial atements

156.2 Subject to the Companies Acts, the requirements of Article 156.1 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

hen notice quired to be in iting; use of ectronic mmunications

157. Any notice to be sent or given to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communication to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Method of sending notice

158.1 The Company may send a notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope and addressed to his registered address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communication to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 158.2; or

(f) by any other method approved by the board.

Web publ s by Company

158.2 Subject to the Companies Acts, the Company may send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for this purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout the publication period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

In this Article 158.2, ***publication period*** means:

(i) in the case of a notice of an adjourned meeting pursuant to Article 65.2, a period of not less than seven clear days before the date of the adjourned

meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(ii) in the case of a notice of a poll pursuant to Article 73, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(iii) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

ethods of ember etc. nding notice

158.3 Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communication to such address (if any) for the time being notified by or on behalf of the Company for that purpose and referring to this Article 158.3.

otice to joint olders

158.4 In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes to have been sent to all the joint holders.

egistered ddress outside K

158.5 A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent to him using electronic communication shall (provided that, in the case of electronic communication, the Company so agrees) be entitled to have notices or other documents sent to him at that address, but otherwise:

(a) no such members shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such members shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

eemed receipt f notice

158.6 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company

shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

158.7 The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice includes website notification

158.8 In this Article (except for Article 158.2) and in Articles 159, 160, 161 and 162, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice to persons entitled by transmission

159. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner authorised or contemplated by these Articles for the sending of a notice or other document to a member, addressed to them by name; or by the title of representatives of the deceased, or trustee of the bankrupt or by any similar description at the address, if any, in the United Kingdom supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

160. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 79.1 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed given by post

161. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice or other document sent by post shall be deemed to be given to the member on the day following that on which the envelope containing it was posted. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was given.

When notices etc. deemed given by electronic communication

162. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed given to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed given by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason

and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

tice during ruption of stal services

163. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of such general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been served on all persons who are entitled to have notice of meetings sent to them at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

wer of mpany stroy cuments

164.1 The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

esumption in ation to stroyed cuments

164.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 164.1 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 164.1 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 164.1 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 164.1 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 164.1 or in any other circumstances which would not attach to the Company in the absence of this Article; and

(g) any reference in this Article 164 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares

165.1 The Company may sell any shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares if:

(a) the shares have been in issue throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period; and

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relative cheque or warrant or been satisfied by the crediting of any account which the holder of such shares has with the Company, whether in the sole name of such holder or jointly with another person or persons at any time during the relevant period; and

(c) the Company has not at any time during the relevant period received:

(i) in the case of holders of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company, satisfactory registration details from the holder of, or person entitled by transmission to, the shares or, in the case of such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust; or

(ii) in the case of holders of shares to whom sub-paragraph (i) above does not apply, so far as the Company at the end of the relevant

period is then aware, any communication from the holder of, or person entitled by transmission to, the shares; and

(d) the Company has caused advertisements giving notice of its intention to sell the shares to be published (i) (in the case of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company other than shares in respect of which satisfactory registration details have been received by the Company) in two daily newspapers with a national circulation, and (ii) (in any other case) one in a daily newspaper with a national circulation and another in a newspaper circulating in the area of the address shown in the register of the holder of, or person entitled by transmission to, the shares, and (in either such case) a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates; and

(e) the Company has given notice to the London Stock Exchange of its intention to make the sale,

and any shares which are proposed to be sold under this Article may be selected by the Company at its discretion and any advertisements published by the Company need not refer to the individual names of the holders or individually identify the shares in question.

For the purposes of this Article:

the qualifying period means the period of twelve years immediately preceding the date of publication of the relevant advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates except that, in relation to shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company (other than shares in respect of which satisfactory registration details have been received by the Company), such phrase shall have the foregoing meaning but with the substitution of the period of three years for that of twelve years; and

the relevant period means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (e) above have been satisfied.

For the purpose of (i) sub-paragraph (c)(i) above, a statutory declaration that the declarant is a director of the Company or the secretary and that the Company had not, at any time during the relevant period, received satisfactory registration details in respect of the shares from the holder of, or person entitled by transmission to, the shares or, in the case of any such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust, shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares, and (ii) sub-paragraph (c)(ii) above, a statutory declaration that the declarant is a director of the Company or the secretary and that

the Company was not aware at the end of the relevant period of having at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the Company has become entitled to sell the shares pursuant to this Article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the Company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (e) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (e) above have been satisfied in regard to the further shares, the Company may also sell the further shares.

165.2 The manner, timing and terms of any sale of shares pursuant to Article 165.1 (including but not limited to the price or prices at which the same is made) shall be such as the board determines (and may, without limitation, include a term that the price is payable in instalments), based upon advice from such bankers, brokers or other persons as the board considers appropriate which are consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay; and the board shall not be liable to any person for any of the consequences of reliance on such advice. Provided that a sale is made in accordance with this Article, the validity of the sale shall not, for any purpose, be affected by the fact that the method of sale may confer a benefit on the Company or any of its subsidiary undertakings.

Transfer on sale 165.3 To give effect to any sale of shares pursuant to Article 165.1 the board may:

(a) when the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) when the shares are held in uncertificated form, exercise any of the Company's powers under Article 16.3 to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

An instrument of transfer executed by that person in accordance with paragraph (a) above shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with paragraph (b) above shall be as effective as if exercised by the registered holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase moneys nor

shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

roceeds of sale 165.4 The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted (the debt being payable not earlier than the date or dates on which the proceeds of sale are received by the Company) to the former holder of, or person entitled by transmission to, the shares or, in the case of shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, to the person entitled to such shares under the terms of the trust for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. For the purposes of calculating the ***net proceeds***, the Company shall be entitled (i) to deduct any costs or expenses incurred by it in connection with the sale and to charge for any services (including, without limitation, the provisions of any guarantee, indemnity, other assurance or support) provided by the Company or any of its subsidiary undertakings in connection with the sale; (ii) to make provision for any taxation which may arise in relation to the sale; and (iii) to deduct any other amounts to which the trustee referred to above may be entitled or for which it may be required to account under the terms of the trust.

WINDING UP

iquidator may stribute in ecie 166.1 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

isposal of sets by quidator 166.2 The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

Indemnity to directors and officers

167. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in:

(a) defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted; or

(b) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

RECEIVED
2006 SEP 21 A 9:71
OFFICE OF INTERNATIONAL CORPORATE FINANCE

northern rock

NORTHERN ROCK PLC

(incorporated with limited liability in England and Wales under the Companies Act 1985, registered number 3273685)

£400,000,000 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares

Issue Price: 100 per cent.

The £400,000,000 in aggregate value of Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares (the **Preference Shares**) of Northern Rock plc (the **Bank**) will be issued fully paid for in cash. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.8509 per cent. per annum in respect of the period from (and including) 29 June 2006 (the **Issue Date**) to (but excluding) 4 July 2016 (the **First Call Date**) and thereafter at a rate reset quarterly equal to 1.66 per cent. per annum above the London interbank offered rate for three-month sterling deposits (**LIBOR**). The first dividend will, if declared, be paid on 4 July 2007. From (and including) 4 July 2007 to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrear on 4 July in each year. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrear on, subject as provided herein, 4 January, 4 April, 4 July and 4 October in each year. See "*Description of the Preference Shares - Dividends*".

The Preference Shares are redeemable (at the option of the Bank) in whole, but not in part only, on the First Call Date and on each dividend payment date thereafter. The Preference Shares are also redeemable (at the option of the Bank) in whole, but not in part only, at a make-whole redemption price at any time prior to the First Call Date if the Preference Shares no longer qualify as tier 1 capital for the purposes of the then applicable capital adequacy regulations. Under existing requirements of the Financial Services Authority (**FSA**), the Bank may not redeem, purchase or substitute any Preference Shares unless the FSA, having been notified by the Bank, has confirmed that it has no objection to such redemption, purchase or substitution.

The Preference Shares will rank (i) in priority to ordinary shares in the capital of the Bank and (ii) equally among themselves and with the most senior ranking non-cumulative preference shares of the Bank.

An investment in the Preference Shares involves certain risks. For a description of certain matters that prospective investors should consider carefully prior to an investment in the Preference Shares, see "*Risk Factors*" on pages 11 to 13 of this Prospectus.

Applications have been made to the FSA in its capacity as competent authority (the **UK Listing Authority**) under the Financial Services and Markets Act 2000 (the **FSMA**) for the Preference Shares to be admitted to the official list of the UK Listing Authority (the **Official List**) and to the London Stock Exchange plc (the **London Stock Exchange**) for the Preference Shares to be admitted to trading on the London Stock Exchange's gilt edged and fixed interest market.

The Preference Shares are expected to be assigned, on issue, a rating of BBB+ by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies Inc., a rating of A3 by Moody's Investors Service, Inc. and a rating of A by Fitch Ratings Ltd. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation.

JOINT LEAD MANAGERS

BARCLAYS CAPITAL | LEHMAN BROTHERS

26 June 2006

Preference Shares in the European Economic Area (**EEA**) and in the United States (see "***Subscription and Sale***" below).

The Preference Shares have not been, and will not be, registered under the U.S. Securities Act of 1933 (the **Securities Act**) and are subject to United States tax law requirements. Subject to certain exceptions, the Preference Shares may not be sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (see "***Subscription and Sale***" below).

In this Prospectus, all references to "**£**" are to pounds sterling and "€" are to euro.

INCORPORATION BY REFERENCE

The audited consolidated financial statements of the Bank for the years ended 31 December 2004 and 31 December 2005 and the Memorandum & Articles of Association of the Bank are incorporated by reference in this Prospectus. Copies of documents incorporated by reference in this Prospectus can be obtained from the Bank's registered office and, in the case of the audited consolidated financial statements, from the Bank's website at www.northernrock.co.uk

	Payment Date, then, as resolved by the Board, none or, as described under "**Partial Payments**" below, the Relevant Proportion only of such Preference Dividend shall be paid. The Board shall not be bound to give its reasons for exercising such discretion. If, in the opinion of the Board, the payment of any Preference Dividend would breach or cause a breach of capital adequacy requirements from time to time applicable to the Bank under the UK capital adequacy regime, then none of such Preference Dividend shall be declared or paid.
Ranking for Dividends:	Holders of the Preference Shares will rank as regards participation in the profits of the Bank *pari passu* with each other, in priority to holders of the ordinary shares of the Bank and *pari passu* with Parity Obligations.
Partial Payments:	If on any Preference Dividend Payment Date Preference Dividends are not paid in full on the Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations of the Bank, but the Board determines that there are sufficient distributable profits and distributable reserves so as to allow payment in part, the Board may determine to pay the Relevant Proportion of any such Preference Dividend. To the extent that any payment of the Relevant Proportion of a Preference Dividend or of the distribution or dividend on any Parity Obligation would otherwise exceed the amount of distributable profits and distributable reserves immediately before such payment, such Relevant Proportion shall not be payable.
Dividend and Capital Restriction:	In the event that less than the full amount of any Preference Dividend is paid on any Preference Dividend Payment Date, the Bank will not declare and pay any distribution or dividend on any Junior Obligation until the then applicable Dividend Stopper Period has expired. In the event that no Preference Dividend is paid on any Preference Dividend Payment Date, during the then applicable Dividend Stopper Period, the Bank will not declare and pay any distribution or dividend on, and will procure that no distribution or dividend is declared and paid on, any Parity Obligation. In the event that the Relevant Proportion of a Preference Dividend is paid on a Preference Dividend Payment Date, during the then applicable Dividend Stopper Period, the Bank will not declare and pay an amount exceeding, and will procure that no amount is declared and paid exceeding, the Relevant Proportion (subject as set out under "**Partial Payments**" above) of any distribution or dividend on any Parity Obligation. In the event that no Preference Dividend, or less than the full amount of any Preference Dividend, is paid on any Preference Dividend Payment Date, then until the end of the Dividend Stopper Period the Bank will not cancel, redeem, purchase, reduce or otherwise acquire any Junior Obligation or any Parity Obligation.
Redemption:	The Preference Shares are perpetual securities and have no maturity date. However, the Preference Shares are redeemable in whole, but not in part only, at the option of the Bank, if the FSA has indicated that it has no objection to such redemption, on the First Call Date or any Preference Dividend Payment Date thereafter at a price per Preference Share equal to the aggregate of £1,000 per Preference Share and any Preference Dividends accrued since the immediately preceding Preference Dividend Payment Date.

	(a) if the Preference Dividend on the Preference Shares has not, at the date of the notice of the general meeting, been paid in full in respect of one Dividend Period ending before the First Call Date or four Dividend Periods ending after the First Call Date, in which case the holders of the Preference Shares shall be entitled to speak and/or vote upon any resolution proposed at that general meeting; or (b) if a resolution is proposed at the general meeting: (i) for, or in relation to, the winding-up of the Bank; or (ii) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the Preference Shares, in which case the holders of the Preference Shares will be entitled to speak and/or vote only upon such resolution. At any general meeting of which holders of Preference Shares are entitled to receive notice and at which they may attend, every holder of Preference Shares who is present in person and entitled to vote shall have one vote on a show of hands. On a poll, each holder of Preference Shares present in person or by proxy and entitled to vote shall have one vote in respect of each Preference Share.
Listing:	Applications have been made to the UK Listing Authority for the Preference Shares to be admitted to the Official List and to the London Stock Exchange for the Preference Shares to be admitted to trading on the London Stock Exchange's gilt edged and fixed interest market.
Form:	The Preference Shares will be issued in definitive registered form.
Use of Proceeds:	The net proceeds of the issue of the Preference Shares, after the deduction of commissions and expenses, are estimated to amount to approximately £396,730,000 and will be used for general business purposes.
Taxation:	The terms of the Preference Shares do not contain any grossing up provision.
Risk Factors:	Deferral or waiver of payment on any Parity Obligations may prevent both the payment by the Bank of Preference Dividends on, and the redemption or purchase by the Bank of, the Preference Shares. Preference Dividends on the Preference Shares are discretionary and will only be declared or paid if the Board so resolves in respect of any Dividend Period. Dividends on the Preference Shares are non-cumulative. If the Bank is wound up, distributions to holders of the Preference Shares will be subordinated to the claims of creditors. The claims of holders of the Preference Shares will rank equally with each other and with the claims of holders of Parity Obligations. There is no limitation on issuing senior debt securities or Parity Obligations. The Preference Shares have limited voting rights. The Preference Shares are perpetual securities. The Preference Shares may be redeemed or substituted at the option of the Bank if the FSA has indicated that it has no objection to such redemption or substitution. Payments of dividends in respect of, and transfers of, Preference Shares may give rise to certain United Kingdom taxes.

Prospective investors in the Preference Shares should carefully consider the following information in conjunction with the other information included in this Prospectus.

Risk factors associated with the Preference Shares

Deferral or waiver of payment on any Parity Obligations may prevent both the payment by the Bank of Preference Dividends on, and the redemption or purchase by the Bank of, the Preference Shares.

The Bank's outstanding £300,000,000 Reserve Capital Instruments and its outstanding £200,000,000 Tier One Notes are Parity Obligations and contain provisions to the effect that the deferral or waiver of payment on such Parity Obligations will result in the Bank being subject to a restriction so that, while the restriction is in effect, the Bank may not pay Preference Dividends on, or redeem or purchase, any of the Preference Shares.

The terms of Parity Obligations issued or entered into from time to time in the future by the Bank may also include terms restricting payments relating to the Preference Shares, including restrictions on the payment of Preference Dividends on the Preference Shares, and on redemptions, purchases, reductions or other acquisitions of Preference Shares, in circumstances such as a deferral or non-payment of a dividend on such Parity Obligations.

Preference Dividends on the Preference Shares are discretionary and will only be declared or paid if the Board so resolves in respect of any Dividend Period.

The Board of the Bank may resolve, in its absolute discretion, on or before any Preference Dividend Payment Date not to pay in full, or at all, the Preference Dividend on the Preference Shares for the Dividend Period to which that Preference Dividend Payment Date relates.

In any event under English company law the Bank may pay dividends on the Preference Shares only if payment can be made in full out of the profits and reserves of the Bank available for distribution and permitted to be distributed.

Dividends on the Preference Shares are non-cumulative.

The dividends on the Preference Shares are non-cumulative. Accordingly, to the extent that any Preference Dividend or any part thereof is on any occasion not declared and paid for any reason, holders of Preference Shares will not have a claim in respect of the Preference Dividend accrued for the relevant Dividend Period or for interest on the Preference Dividend, whether or not Preference Dividends on the Preference Shares are declared for any future Dividend Period. However, the Bank will be subject to a dividend and capital restriction in such circumstances, see "***Description of the Preference Shares – Dividends – paragraph 2(xii)***".

If the Bank is wound up, distributions to holders of the Preference Shares will be subordinated to the claims of creditors. The claims of holders of the Preference Shares will rank equally amongst themselves and with the claims of holders of Parity Obligations.

On a winding-up of the Bank, whether voluntarily or involuntarily and whether in connection with insolvency proceedings or otherwise, holders of Preference Shares will be entitled to distributions in liquidation only after the claims of creditors, except as provided in the next paragraph, of the Bank and its subsidiaries have been satisfied.

Claims in respect of Parity Obligations rank *pari passu* with the claims of the holders of the Preference Shares.

No limitation on issuing senior debt securities or Parity Obligations.

There is no restriction on the amount of debt which the Bank may incur which ranks senior to the Preference Shares or on the amount or terms of securities which the Bank may issue or guarantee which obligations rank *pari passu* in some or all respects with the Preference Shares. The issue of any such debt or creation of such obligations may reduce the amount recoverable by holders of the Preference Shares on a winding-up or other return of capital of the Bank or may increase the likelihood of a suspension of distributions in respect of the Preference Shares.

The Preference Shares have limited voting rights.

The holders of the Preference Shares will only be eligible to vote at general meetings of the Bank in limited circumstances (see "***Description of the Preference Shares – Voting – paragraph 9***").

Impact of Regulatory Changes

The Bank is subject to financial services laws, regulations, administrative actions and policies in each location that the Bank operates. Changes in supervision and regulation, in particular in the UK, could materially affect the Bank's business, the products and services offered or the value of its assets. Although the Bank works closely with its regulator and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of the Bank.

(vi) If, on any Preference Dividend Payment Date, the distributable profits and distributable reserves of the Bank are together insufficient to enable payment to be made of the instalment of the Preference Dividend payable on that date and, if applicable, of any payment payable on such date on any Parity Obligations of the Bank, then the Board shall resolve that none of the said instalments shall be paid or, if sufficient distributable profits and distributable reserves are available and the Board so resolves, the Relevant Proportion of such instalments shall be paid.

(vii) Subject to and notwithstanding the availability of distributable profits and distributable reserves as provided in paragraph (vi), any Preference Dividend is payable only if the Board shall resolve to make payment of such instalment.

If the Board in its sole and absolute discretion resolves prior to any Preference Dividend Payment Date that the Preference Dividend, or part thereof, shall not be paid on that Preference Dividend Payment Date, then, as resolved by the Board, none, or as described under (viii) below the Relevant Proportion only, of such Preference Dividend shall be paid.

The Board shall not be bound to give its reasons for exercising such discretion.

(viii) If, whether by reason of paragraph (vi) or (vii) above or any equivalent article or term of any Parity Obligation, on any Preference Dividend Payment Date Preference Dividends are not paid in full on the Preference Shares or dividends or other distributions are not paid in full on any Parity Obligation, but the Board determines that there are sufficient distributable profits and distributable reserves so as to allow payment in part, the Board may determine, subject to paragraph (ix) to pay the Relevant Proportion of any such Preference Dividend.

(ix) To the extent that any payment of the Relevant Proportion of a Preference Dividend or of the distribution or dividend on any Parity Obligation would otherwise exceed the amount of distributable profits and distributable reserves immediately before such payment, such Relevant Proportion shall not be payable.

(x) If, in the opinion of the Board, the payment of any Preference Dividend would breach or cause a breach of capital adequacy requirements from time to time applicable to the Bank under the UK capital adequacy regime, then none of such Preference Dividend shall be declared or paid.

(xi) If less than a full Preference Dividend is to be paid, the Bank will notify any stock exchange on which the Preference Shares are listed and give notice in accordance with "***Notices***" below by no later than the tenth Business Day before the relevant Preference Dividend Payment Date. Such notification will specify the amount, if any, of the Preference Dividend that will be paid on such Preference Dividend Payment Date.

The Preference Shares shall carry no further right to participate in the profits and reserves of the Bank other than the declared Preference Dividend or, subject to paragraph (ix), declared Relevant Proportion. If on any occasion an instalment of the Preference Dividend is not paid for the reasons described above in this section "***Dividends***", the holders of the Preference Shares shall have no claim in respect of such instalment.

(xii) In the event that less than the full amount of any Preference Dividend is paid on any Preference Dividend Payment Date, the Bank will not declare and pay any distribution or dividend on any Junior Obligation until the then applicable Dividend Stopper Period has expired.

In the event that no Preference Dividend is paid on any Preference Dividend Payment Date, during the then applicable Dividend Stopper Period, the Bank will not declare and pay any distribution or dividend on, and will procure that no distribution or dividend is declared or paid on, any Parity Obligation.

In the event that the Relevant Proportion of a Preference Dividend is paid on a Preference Dividend Payment Date, during the then applicable Dividend Stopper Period, the Bank will not declare and pay an amount exceeding, and will procure that no amount is declared and paid exceeding, the Relevant Proportion (subject to paragraph (ix) above) of any distribution or dividend on any Parity Obligation.

In the event that no Preference Dividend, or less than the full amount of any Preference Dividend, is paid on any Preference Dividend Payment Date, then, until the end of the Dividend Stopper Period, the Bank will not cancel, redeem, purchase, reduce or otherwise acquire any Junior Obligation or any Parity Obligation.

6. Purchases

The Bank may at any time purchase, or cause to be purchased for its account, all or any of the Preference Shares, subject to the provisions of the Companies Act, the Articles and the applicable rules of any stock exchange or exchanges on which any of its Preference Shares are listed from time to time, at any price. No purchase of Preference Shares will be made by or on behalf of the Bank without the FSA having indicated that it has no objection to such purchase.

7. Form and Transfer

The Preference Shares will be in definitive registered form. Title to the Preference Shares will, subject to and in accordance with the Articles, pass by transfer and registration on the Register. Each exchange or registration of transfer of Preference Shares will be effected by entry on the Register kept by the Registrar at its office in the UK.

No fee shall be charged on the registration of any instrument of transfer or other instrument relating to or affecting the title to the Preference Shares, but the person requesting such registration will be required to pay any related taxes, stamp duties or other governmental charges.

The Bank will only be affected by, or recognise, a current and absolute right to whole shares. The fact that any share, or part of a share, may not be owned outright by the registered owner is not of any concern to the Bank, for example if a share is held in any kind of trust. The only exception is for any right which is expressly given by the Articles or which the Bank has a legal duty to recognise.

If a shareholder acquires more Preference Shares, he is entitled, without charge, to another certificate for the extra shares. If a shareholder transfers part of his shares covered by a certificate, he is entitled, free of charge, to a new certificate for the balance. The Bank does not have to issue more than one certificate for any share, even if that share is held jointly. When the Bank delivers a certificate to one joint shareholder, this is treated as delivery to all of the joint shareholders. The Bank can deliver a certificate to a broker or agent who is acting for a person who is buying the shares, or who is having the shares transferred to him.

Share certificates can be signed by one or more Directors, sealed with the seal and/or printed in any way with a copy of the seal or with a copy of the signature of one or more Directors.

A share certificate will state the number and class of shares and distinguishing numbers (if any) to which it relates and the amount paid up on those shares.

The time limit for the Bank to provide a share certificate under the Legislation is: two months after the allotment of the Preference Shares (or any longer period provided by its terms of issue); two months after a transfer of Preference Shares is presented for registration.

If a shareholder has two or more share certificates for shares of the same class, he can ask the Bank for these to be cancelled and replaced by a single new certificate. The Bank must comply with such request.

A shareholder can ask the Bank for a new certificate if the original is damaged or defaced or said to be lost, stolen, or destroyed. If a certificate has been damaged or defaced, the Bank can require the certificate to be delivered to it before issuing a replacement. If a certificate is said to be lost, stolen or destroyed, the Bank can require satisfactory evidence, and an indemnity, before issuing a replacement. The Directors can require the shareholder to pay the Bank's exceptional out of pocket expenses for issuing any replacement share certificates. Any one joint shareholder can request replacement certificates.

8. Payments

Preference Dividends may be paid by the Bank by crediting any account which the shareholder, or in the case of joint shareholders, the shareholder whose name stands first in the register, has with the Bank, whether in the sole name of such shareholder or the joint names of such shareholder and another person or persons, unless the Bank has received not less than one month's notice in writing from such shareholder or joint shareholders directing that payment be made in another manner permitted by the Articles.

Any such Preference Dividend may also be paid by cheque or warrant sent by post addressed to the shareholder at his registered address or, in the case of joint shareholders, addressed to the shareholder whose name stands first in the register in respect of the shares at his address as appearing in the

the Preference Shares in issue, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the Preference Shares.

To every such separate meeting the provisions of the Articles relating to general meetings shall apply but so that the necessary quorum shall be two persons holding or representing by proxy at least one-third of the total nominal value of the Preference Shares in issue. At any adjourned separate meeting such a quorum will be one member or his proxy holding Preference Shares. Any Preference Shareholder present in person or by proxy may demand a poll.

The rights attached to the Preference Shares shall be deemed to be varied by:

(a) the reduction of the capital paid up on the Preference Shares otherwise than by a purchase, redemption or cancellation by the Bank; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by the Preference Shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or junior to, the Preference Shares or by the purchase or redemption, without prejudice to paragraph 2(xii), by the Bank of its own shares; or

(d) the Bank permitting, in accordance with the Uncertificated Securities Regulations 2001, the holding and transfer of title to the Preference Shares of any other class in uncertificated form by means of a relevant system.

12. Notices

Notices given by the Bank will be given by the Registrar on its behalf unless the Bank decides otherwise. A notice may be given by the Bank to any holder by sending it by post to the holder's registered address. Service of the notice shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice, and to have been effected on the day after the letter containing the same is posted. Where a holder's registered address is outside the United Kingdom, all notices shall be sent to him by air mail post.

A notice may be given by the Bank to the joint holders of a Preference Share by giving the notice to the joint holder first named in the Register.

A notice may be given by the Bank to the extent permitted by the Legislation and the UK Listing Authority by electronic communication, if so requested or authorised by the holder, the holder having notified the Bank of an e-mail address to which the Bank may send electronic communications, and having agreed to receive notices and other documents from the Bank by electronic communication. If a holder notifies the Bank of an e-mail address, the Bank may send the holder the notice or other document by publishing the notice or other document on a website; and notify the holder by e-mail that the notice or other document has been published on the website. The Bank must also specify the address of the website on which it has been published, the place on the website where the notice may be accessed and how it may be accessed, and where the notice in question is a notice of a meeting, the notice must continue to be published on that website throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Bank to prevent or avoid.

In addition, for so long as the Preference Shares are listed and admitted to trading on any stock exchange, notices shall be given in accordance with any requirements of such exchange.

13. Registrar and Paying Agent

The Bank's company secretarial department will maintain the Register and the Bank will act as Registrar and Paying Agent.

14. Governing Law

The creation and issue of the Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, English law.

(i) any other series of preference shares issued by the Bank ranking *pari passu* as to dividends with the Preference Shares; or

(ii) any security issued by a subsidiary of the Bank which benefits from a guarantee or other contractual support undertaking of the Bank which guarantee or contractual support undertaking ranks *pari passu* as to dividends or other income distributions with the Preference Shares; or

(iii) any other instrument issued by the Bank ranking *pari passu* as to dividends or other income distributions with the Preference Shares.

Paying Agent means the Bank or any other entity appointed by it and notified by the Bank to the holders of the Preference Shares to perform the function of Paying Agent in respect of the Preference Shares.

Preference Dividend has the meaning set out in paragraph 2(i) above.

Preference Dividend Payment Date means 4 July in each year from (and including) the Issue Date to (and including) the First Call Date and thereafter means 4 January, 4 April, 4 July and 4 October in each year, save where any quarterly Preference Dividend Payment Date would otherwise fall on a day which is not a Business Day, it shall be postponed to the next day which is a Business Day unless it would then fall into the next calendar month, in which event the Preference Dividend Payment Date shall be brought forward to the immediately preceding Business Day.

Preference Shares means the £400,000,000 in aggregate value of Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares issued on the Issue Date.

Qualifying Tier 1 Securities means securities, whether debt, equity or otherwise, issued directly or indirectly by the Bank that:

(i) in the reasonable opinion of an independent investment bank appointed by the Bank, have terms not materially less favourable to a holder of Preference Shares than the terms of the Preference Shares, provided that they shall:

   (1) include a ranking at least equal as to dividends or other income distributions and as to participation in assets to that of the Preference Shares,

   (2) have the same dividend or distribution rate or rate of return and dividend payment dates from time to time as those applying to the Preference Shares,

   (3) have the same redemption dates as the Preference Shares,

   (4) be issued in an amount at least equal to the total number of the Preference Shares each in a principal amount of £1,000,

   (5) comply with the then current requirements of the FSA in relation to non-innovative Tier 1 Capital, and

   (6) preserve any existing rights under the Preference Shares to any accrued Preference Dividend which has not been paid in respect of the period from (and including) the Preference Dividend Payment Date last preceding the substitution date to (but excluding) the substitution date; and

(ii) are listed on a recognised investment exchange (as defined in the Financial Services and Markets Act 2000).

Redemption Date means the date on which the Preference Shares are called for redemption in accordance with paragraph 4 above.

Reference Bond means, in relation to any calculation of the Make-Whole Redemption Price, the United Kingdom's 4.75 per cent. Treasury Stock due September 2015, or if such security is no longer in issue or is no longer used in the pricing of bonds with a maturity falling near the First Call Date, such other United Kingdom government security as the Bank may, with the advice of the Reference Dealers, determine to be appropriate for determining the Make-Whole Redemption Price.

Reference Dealers means three brokers of gilts and/or gilt-edged market makers selected by the Bank, or such other three persons operating in the gilt-edged market as are selected by the Bank.

Register means the Bank's register of members.

Registrar means the Bank or any other entity appointed by it and notified by the Bank to the holders of the Preference Shares to perform the function of Registrar in respect of the Preference Shares.

USE OF PROCEEDS

The net proceeds of the issue of the Preference Shares, after the deduction of commissions and expenses, are estimated to amount to approximately £396,730,000 and will be used for general business purposes.

The Bank specialises in lending to individuals with a core business of providing residential mortgage loans, funded in the retail, wholesale, covered bonds and securitisation markets. The Bank has achieved rapid growth with total assets, rising from £11.6 billion at the end of 1995 to £82.7 billion (statutory) and £81.1 billion (underlying) at 31 December 2005. During 2005 on a statutory basis total assets grew by 27.5 per cent. and underlying total assets grew by 24.9 per cent. Management have set a strategic target of annual growth in assets of 15 per cent. to 25 per cent. per annum.

Reported statutory profit before taxation for the year increased by 13.5 per cent. to £494.2 million with profit attributable to equity shareholders decreasing by 2.8 per cent. to £300.7 million. On the same basis, return on equity was 19.3 per cent. (2004 – 21.6 per cent.) and the return on mean risk weighted assets 1.22 per cent. (2004 – 1.45 per cent.).

Based upon 2005 underlying results and the 2004 proforma results, profit before taxation increased by 14.3 per cent. to £504.6 million with profit attributable to equity shareholders increasing by 13.6 per cent. to £308.1 million. On the same basis return on equity was 20.8 per cent. (2004 – 20.9 per cent.) and the return on mean risk weighted assets 1.26 per cent. (2004 – 1.29 per cent.).

The Bank is one of the lowest cost providers in its core business. The Bank's underlying cost to income ratio (defined as recurring administrative expenses divided by total income) was 29.8 per cent. for the year ended 31 December 2005. The Bank's cost advantage is derived from a combination of factors: focus on its core business, a cost efficient distribution network and its geographical base in the North East of England.

Developments in the Group's distribution network have focused on cost efficiency, achieving volume growth of lending and supporting the Group's retail funding objectives. Approximately 90 per cent. of residential mortgage lending is generated through intermediaries with the remainder split evenly between branches and direct business via telephone and e-commerce.

Lending

Residential Mortgage Lending

At 31 December 2005, the Bank had £62.4 billion of advances secured on residential property, including £38.4 billion of securitised mortgages. Residential lending represents the Bank's core activity and accounted for 77 per cent. of underlying total assets at that date.

During 2005, total net residential lending amounted to £13.4 billion, a market share of 14.5 per cent. compared to a share of outstanding total UK balances of 6.4 per cent. as at 31 December 2005. A strong year end pipeline of uncompleted lending awards of £5.0 billion will benefit lending in 2006.

The Group's residential mortgage assets are spread geographically throughout the UK. Residential mortgage lending is focused primarily on customers with a credit history and conservative income multiples and loan to value ratios. The quality of the portfolio is good with only 0.39 per cent. of all balances more than three months or more in arrears, significantly below the UK average of 0.96 per cent. as at 31 December 2005.

Commercial Lending

The Bank has a commercial loan portfolio which comprises two elements:

(a) commercial loans secured on residential investment properties amounting to £814 million as at 31 December 2005. These are included in the £62.4 billion of advances secured on residential property for reporting purposes; and

(b) other commercial loans which are all secured on non-residential property and mainly represent loans to individuals or corporations to support investment in properties for retail, office or industrial use. At 31 December 2005 such lending amounted to £1,523 million of which £780 million is securitised.

Commercial loans provide a diversification of assets and enhance interest margin for the Group. The Bank intends to continue to grow its commercial loan portfolio while maintaining credit quality throughout the portfolio. At 31 December 2005, only 0.42 per cent. of commercial loans with balances outstanding of £5.8 million were three months or more in arrears.

Personal Unsecured Lending

The Group also engages in personal unsecured lending, both on a stand-alone basis and via credit bundled products called "together". The "together" range comprises a combined secured residential mortgage and unsecured loan which benefits credit quality and enhances product retention. At

By retaining a small portion of the first loss, the Bank continues to align the interests of securitisation investors and the Bank and demonstrates its confidence in the credit performance of the mortgage portfolios.

The Northern Rock Foundation

The establishment of The Northern Rock Foundation (the "**Foundation**") on conversion to a public limited company was intended to express the Bank's commitment to its mutual history and to the region from which the business has drawn much of its strength. The Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. It receives 5 per cent. of the annual consolidated profit before tax of the Bank, paid under deed of covenant. The Foundation has received non-voting and non-dividend-paying Foundation shares which would convert into almost 15 per cent. of the ordinary share capital of the Bank only in certain circumstances, principally involving a change in control of the Bank, in which event the deed of covenant would terminate.

UNITED KINGDOM TAXATION

The following is a summary of the current United Kingdom taxation treatment of the Preference Shares. It is not exhaustive. It relates only to the United Kingdom taxation position of persons who are the absolute beneficial owners of the Preference Shares who are resident in the United Kingdom for tax purposes unless otherwise indicated and may not apply to certain classes of holders, such as dealers in securities, collective investment schemes, investment managers or certain investors. Further, this summary does not constitute tax or legal advice. Holders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom should consult their professional advisers.

Taxation of Dividends

The Bank will not be required to withhold tax at source when paying a dividend.

Subject to the paragraph under the sub-heading "Finance (No. 2) Act 2005" below, corporate holders of Preference Shares (other than share dealers) who are within the charge to UK corporation tax will not normally be liable to UK corporation tax on any dividend received from the Bank.

Holders of Preference Shares who are resident outside the UK for tax purposes will not generally be able to claim repayment of any part of the UK tax credit (equal to 1/9th of the amount of the cash dividend) attaching to dividends paid by the Bank, although this will depend on the existence and terms of any applicable double tax treaty between the UK and the country in which the holder of the Preference Shares is resident for tax purposes. In most cases, the amount that can be paid to non-UK resident holders of Preference Shares in respect of any dividend payment will be reduced to nil as a result of the terms of the relevant double taxation treaty. A holder of Preference Shares resident outside the UK may also be subject to foreign taxation on dividend income under local law. A holder of Preference Shares who is not resident in the UK should consult his own professional adviser concerning his tax liabilities on dividends received from the Bank.

Taxation of Capital Gains

The sale, or other disposal, of Preference Shares may give rise to the realisation of a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Subject to the paragraph under the sub-heading "Finance (No.2) Act 2005" below, a corporate holder of Preference Shares who is resident in the UK for tax purposes and who realises such a gain, may be liable to UK corporation tax on chargeable gains, depending on the holder's circumstances and subject to any available exemption or relief.

A holder of Preference Shares who is not resident in the UK for tax purposes and who carries on a trade in the UK through a branch or agency or, in the case of a company, a permanent establishment, may be subject to UK capital gains tax or corporation tax (as the case may be) on a disposal of Preference Shares which are used, held, or acquired for the purposes of the branch, agency, or permanent establishment, subject to any available exemption or relief.

Finance (No. 2) Act 2005

Under certain provisions of the Finance (No. 2) Act 2005, it is possible that a holder of Preference Shares subject to UK corporation tax would be taxed on a fair value income basis, and the positions outlined in the preceding paragraphs under sub-headings "Taxation of Dividends" and "Taxation of Capital Gains" would not apply. These provisions would not apply where the holder does not hold its Preference Shares for an "unallowable purpose".

UK Stamp Duty and Stamp Duty Reserve Tax (SDRT)

Issue of the Preference Shares

Provided that the Preference Shares are not issued (a) to, or to a nominee or agent for, a person whose business is or includes the provision of clearing services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, no stamp duty or SDRT should be payable on the issue of the Preference Shares.

Agreements to transfer, and transfers of, the Preference Shares

Any subsequent transfer on sale of a Preference Share will be liable to ad valorem stamp duty, generally at the rate of 0.5 per cent. (rounded up to the next multiple of £5.00) of the consideration paid. UK stamp duty is normally the liability of a purchaser or transferee of the Preference Shares.

Barclays Bank PLC and Lehman Brothers International (Europe) (together the **Managers**) (acting as agents of the Bank and not as principals) have, pursuant to a Subscription Agreement (the **Subscription Agreement**) dated 26 June 2006, jointly and severally agreed to procure a subscriber(s) for the Preference Shares at the issue price of 100 per cent. of the principal amount of the Preference Shares, less a combined management and underwriting commission of 0.75 per cent. of the principal amount of the Preference Shares. The Bank has agreed to indemnify the Managers against certain liabilities, incurred in connection with the issue of the Preference Shares. The Subscription Agreement may be terminated in certain circumstances prior to payment to the Bank. The Managers have represented in the Subscription Agreement that, in the event that they subscribe as principals for the Preference Shares, they do not so subscribe as a nominee or agent for any person whose business is or includes the provision of clearing services or issuing depositary receipts.

UNITED STATES

The Preference Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Each Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer or sell the Preference Shares (a) as part of their distribution at any time or (b) otherwise until 40 days after the later of the commencement of the offering and the Issue Date within the United States or to, or for the account or benefit of, U.S. persons and that it will have sent to each dealer to which it sells any Preference Shares during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Preference Shares within the United States or to, or for the account or benefit of, U.S. persons. The Preference Shares are being offered and sold outside of the United States to non-U.S. persons in reliance on Regulation S. Terms used in this and the preceding paragraph have the meanings given to them by Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of Preference Shares within the United States by any dealer that is not participating in the offering may violate the registration requirements of the Securities Act.

UNITED KINGDOM

Each Manager has represented, warranted and agreed that:

(i) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Preference Shares in circumstances in which section 21(1) of the FSMA would not, if the Bank was not an authorised person, apply to the Bank; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Preference Shares in, from or otherwise involving the United Kingdom.

EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Manager has represented, warranted and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**), it has not made and will not make an offer of Preference Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Preference Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Preference Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

1. Authorisation

The issue and allotment of the Preference Shares was duly authorised by a resolution of the Board dated 23 May 2006 and by a resolution of a duly authorised committee of the Board dated 21 June 2006.

2. Listing

Applications have been made to the UK Listing Authority for the Preference Shares to be admitted to the Official List and to the London Stock Exchange for the Preference Shares to be admitted to trading on the London Stock Exchange's gilt edged and fixed interest market. The London Stock Exchange's gilt edged and fixed interest market is a regulated market for the purposes of the Investment Services Directive. Such listing and admission is expected to occur on or about the Issue Date.

3. Settlement

ISIN is GB - 00B16THT52.

4. No significant change or material adverse change

There has been no significant change in the financial position of the Group taken as a whole since 31 December 2005 (being the date of its last published financial statements) and, since 31 December 2005, there has been no material adverse change in the prospects of the Group.

5. Litigation

The Group has not been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) during the 12 months preceding the date of this Prospectus which may have, or have in such period had, a significant effect on the financial position or profitability of the Group.

6. Accounts

The consolidated and unconsolidated accounts of the Bank for the year ended 31 December 2004 and the year ended 31 December 2005 have been audited by PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditors (authorised and regulated by the Financial Services Authority for designated investment business). All of the accounts mentioned in this paragraph have been audited in accordance with Auditing Standards issued by the Auditing Practices Board and have been reported upon without qualification. The reports of PricewaterhouseCoopers LLP dated 22 February 2005 and 28 February 2006 in respect of the Bank for the years ended 31 December 2004 and 31 December 2005 respectively stated that the reports, including the opinions, had been prepared for and only for the Bank and the members of the Bank to which the reports related, as a body, in accordance with Section 235 of the Companies Act 1985 and for no other purpose.

The auditors of the Bank have no material interest in the Bank.

7. Expenses

Estimated fees and expenses incurred in connection with the issue will total approximately £270,000 (exclusive of VAT).

8. Documents

Copies of the following documents will be available for inspection at the registered office of the Bank and the Registrar while the Preference Shares remain outstanding:

(a) the Memorandum & Articles of Association of the Bank and the resolutions of the Board and committee of the Board authorising the issue and allotment of the Preference Shares;

(b) the consolidated audited financial statements of the Bank in respect of the financial years ended 31 December 2004 and 31 December 2005, in each case together with the audit reports prepared in connection therewith;

(c) the Subscription Agreement;

(d) the Deed Poll entered into by the Bank in respect of the Preference Shares; and

(e) a copy of this Prospectus.

BANK

Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

REGISTRAR AND PAYING AGENT

Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

JOINT LEAD MANAGERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE

LEGAL ADVISERS

To the Bank as to English law

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Allen & Overy LLP
One New Change
London EC4M 9QQ

To the Managers as to English law

Linklaters
One Silk Street
London EC2Y 8HQ

AUDITORS

PricewaterhouseCoopers LLP
89 Sandyford Road
Newcastle upon Tyne NE3 1PL

NORTHERN ROCK PLC

RECEIVED
2006 SEP 21 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REGULATORY ANNOUNCEMENTS
2006
(JANUARY TO AUGUST)

Regulatory Announcement		Date Distributed/ Filed/Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding	26 January 06 26 January 06 17 February 06 8 March 06 3 April 06 5 April 06 20 April 06 2 May 06 4 August 06 8 August 06 8 August 06 15 August 06	ASAP but no later than the close of the business day following receipt of information by Northern Rock	DR 3.1.4
2.	Holding(s) in Company	4 January 06 3 March 06 9 June 06 22 June 06 26 June 06 28 June 06 29 June 06 28 July 06 1 August 06 8 August 06	ASAP but no later than the close of the business day following receipt of information by Northern Rock	LR 9.6.7
3.	Notice of AGM and Ancillary Documents	10 March 06	ASAP once issued	LR 9.6.3
4.	2005 Annual Report & Accounts	13 March 06	ASAP and within 6 months of end of financial period to which they relate	LR 9.8.1
5.	Preliminary Results for Year Ended 31 December 2005	25 January 06	ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	LR 9.7.2
6.	Interim Results for the 6 Months Ended 30 June 2006	26 July 06	ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	LR 9.9.4
7.	Notice of and Trading Statements	29 March 06 3 April 06	N/A	N/A
8.	Results of AGM Resolutions Voting	25 April 06	ASAP after AGM	LR 9.6.18
9.	**Miscellaneous** First RMBS Issue 2006	25 January 06	N/A	N/A

10.	**Issue of Debt** Notification of Issue of Preference Shares Completion of Issue of Preference Shares	 12 June 06 29 June 06	 ASAP	 LR 9.6.4
11.	Notice of Early Redemption	18 August 06	ASAP but no later than 7.30am on the business day following receipt of information by Northern Rock	LR 12.5.2
12.	Annual Information Update	6 April 06	20 working days after the publication of the annual financial statements	PR 5.2
13.	**Notification of Stabilisation** Pre-Stabilisation Notice Covered Bond Post-Stabilisation Notice Covered Bond	 22 March 06 3 April 06	 Before the opening of the offer period of the relevant securities	Commission Regulation (EC) No. 2273/2003 and MAR 2.3.5
14.	Publication of Final Terms	8 February 06 8 February 06 23 March 06 3 April 06 4 April 06 4 April 06 2 May 06 18 May 06 19 May 06 22 June 06 19 July 06 31 July 06 17 August 06	As soon as practical	PR 2.2.9
15.	**Publication of Prospectus/Offering Circular** U.S.$ 15,000,000,000 Euro Medium Term Note Programme €10,000,000,000 Covered Bond Programme Preference Shares U.S.$20,000,000,000 US MTN (144A) Program	 3 February 06 20 June 06 4 August 06 3 February 06 4 August 06 29 June 06 Filed with the Luxembourg Stock Exchange on 18 July 06 but not with the United Kingdom Listing Authority or otherwise in England and Wales	As soon as practical	PR 3.2.2 PR 3.4

Key

"CA"	means the Companies Act 1985.
"DR"	means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.
"FSA"	means the United Kingdom Financial Services Authority.
"FSMA"	means the Financial Services and Markets Act 2000 of the United Kingdom.
"LR"	means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.
"MAR"	means the market conduct rules made by the FSA as competent authority under Part VIII of the FSMA.
"N/A"	means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.
"PR"	means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.
"SEC"	means the US Securities and Exchange Commission.

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	16:24 26-Jan-06
Number	5199X

RNS Number:5199X
Northern Rock PLC
26 January 2006

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Northern Rock plc ('the Company') was advised on 26 January 2006 that the Directors and Persons Discharging Managerial Responsibility ('PDMRs') listed below were conditionally awarded Ordinary 25 pence shares (Shares) under the Company's Long Term Incentive Plan (LTIP) on 26 January 2006, based on the financial year ending 2005.

Shares under the plan, subject to the satisfaction of stringent performance targets, vest free of charge in three years time.

Director	Shares Under Conditional Award
A J Applegarth	72,100
D F Baker	47,544
R F Bennett	47,544
K M Currie	38,140
A M Kuipers	38,140

PDMR	
R J Barclay	21,421
K R Barry	18,809
C B Brayson	10,972
C J Flinn	14,107
B Giles	9,927
D A Jones	15,674
N P Mushens	15,883
M G Robson	9,927
L J Sewell	9,927
M Smith	11,494
C Taylor	19,331
A M Thompson	18,286

The Company was also advised that Awards granted under the Company's LTIP Plan in January 2003 will not be realised and shall lapse automatically.

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DR 3.1.2 to DR 3.1.4 and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	16:25 26-Jan-06
Number	5201X

RNS Number:5201X
Northern Rock PLC
26 January 2006

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Northern Rock plc ('the Company') was advised on 26 January 2006 that the Directors and Persons Discharging Managerial Responsibility ('PDMRs') listed below became absolutely entitled to Ordinary 25 pence shares ('Shares') which having been awarded for 2002 had, on 25 January 2006, matured under the Company's Bonus Matching Plan and Deferred Bonus Plan at a price of 957 pence per share.

Director	Name of Connected Person in whose name Shares are now held (where appropriate)	Matched Shares awarded for 2002 under Bonus Matching Plan	Shares a 2002 und Deferred Plan
A J Applegarth		52,253	52,254
D F Baker	M Baker	38,728	38,730
R F Bennett 1		38,728	38,730
K M Currie		22,130	22,131
A M Kuipers	E M Kuipers	22,130	22,131
PDMR			
R J Barclay	S L Barclay	19,672	19,672
K R Barry		17,212	17,213
C B Brayson		3,223	
C J Flinn		8,688	
D A Jones		12,908	
N P Mushens 2	K Mushens	3,325	
M Smith		5,955	
C Taylor	D E Taylor	17,212	17,213
A M Thompson		11,680	

On the same date:

1. M M Bennett, connected person of R F Bennett, also transferred 31,605 Deferr Bonus Plan Shares to R F Bennett.

2. K Mushens, connected person of N P Mushens, also transferred 905 Shares to N P Mushens.

In addition, on 26 January 2006, the Directors/PDMRs, or connected persons where different, purchased/and or sold the following Shares at a price of 957 pence per share including those to meet income tax liabilities arising from the release of Shares under the Plans.

Director	Name of Connected Person in whose name Shares held (where appropriate)	No of Shares purchased on 26 January 2006	No. of S on 26 Ja
A J Applegarth			111,426
D F Baker			1,000
D F Baker	M Baker		79,690
R F Bennett			79,690
K M Currie			42,907
A M Kuipers			-
A M Kuipers	E M Kuipers		30,983
PDMR			
R J Barclay			-
R J Barclay	S L Barclay		27,541
K R Barry			26,547
K R Barry	L Barry		6,674
C B Brayson			1,289
C J Flinn			5,250
B Giles			-
B Giles	G Giles	1,044	1,030
D A Jones			13,721
N P Mushens			905
N P Mushens	K Mushens		2,235
M G Robson			-
M G Robson	D Robson	1,567	-
M Smith			2,382
C Taylor			-
C Taylor	D E Taylor		24,097
A M Thompson		7,700	18,393

The Company was advised on 26 January 2006 that the Directors and Persons Discharging Managerial Responsibility ('PDMR') listed below were awarded Shares under the Company's Bonus Matching and Deferred Bonus Plans.

The Shares under both plans were awarded at a price of 957 pence per Share.

Under the Bonus Matching Plan, Matched Shares have been transferred by Carey Trustees Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) and registered in the names of the individual or their connected person.

Shares awarded under the Deferred Bonus Plan have been registered in the names of the individual or their connected person where appropriate.

Director	Name of Connected Person in whose name Shares have been registered (where appropriate	Matched Shares awarded for 2005 under Bonus Matching Plan	Shares a 2005 und Bonus Pl
A J Applegarth		55,315	55,315
D F Baker		34,517	34,517
R F Bennett	M M Bennett	34,517	34,517
K M Currie		23,895	23,895
A M Kuipers		23,895	23,895
PDMR			
R J Barclay	S L Barclay	16,992	16,992
K R Barry	L Barry	15,133	15,133

C B Brayson		7,965	7,965
C J Flinn		10,620	10,620
B Giles	G Giles	5,073	7,965
D A Jones		11,062	11,062
N P Mushens	K Mushens	12,833	12,833
M G Robson	D Robson	2,612	7,965
L J Sewell		1,950	7,965
M Smith	A Smith	8,850	8,850
C Taylor	D E Taylor	13,275	13,275
A M Thompson		12,833	12,833

Following the above transactions, the Directors/PDMRs retain the following interests in Shares of the Company:

Director	Total Share Interest following notification	% Share Capital
A J Applegarth	406,762	0.097%
D F Baker	272,996	0.065%
R F Bennett	266,143	0.063%
K M Currie	172,998	0.041%
A M Kuipers	175,863	0.042%
PDMR		
R J Barclay	155,577	0.037%
K R Barry	139,844	0.033%
C B Brayson	49,233	0.012%
C J Flinn	74,633	0.018%
B Giles	24,003	0.006%
D A Jones	74,824	0.018%
N P Mushens	86,079	0.020%
M G Robson	18,314	0.004%
L J Sewell	25,274	0.006%
M Smith	66,797	0.016%
C Taylor	124,756	0.030%
A M Thompson	93,389	0.022%

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DR 3.1.2 to DR 3.1.4 and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	14:51 17-Feb-06
Number	5992Y

northern rock

RNS Number:5992Y
Northern Rock PLC
17 February 2006

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRs AND CONNECTED PERSONS

1. Name of Company:
   NORTHERN ROCK PLC

2. Name of Director:
   SIR GEORGE RUSSELL

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person spouse or children under the age of 18 or in respect of a non-beneficial interest:
   DIRECTOR NAMED ABOVE AND SPOUSE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
   AS ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected perso
   LADY RUSSELL

6. Please state the nature of the transaction. For PEP transactions please indic whether general/single co PEP and if discretionary/non discretionary:
   DISPOSAL OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
   N/A

8. Percentage of issued class:
   N/A

9. Number of shares/amount of stock disposed:
   30,150

10. Percentage of issued class:
    0.007%

11. Class of security:
    ORDINARY 25p

12. Price per share:
    1095.5 pence

13. Date of transaction:

16 FEBRUARY 2006

14. Date company informed:
17 FEBRUARY 2006

15. Total holding following this notification:
6,605

16. Total percentage holding of issued class following this notification:
0.002%

If a director has been granted options by the company, please complete the following fields:

17. Date of grant:
N/A

18. Period during which or date on which exercisable:
N/A

19. Total amount paid (if any) for grant of the option:
N/A

20. Description of shares or debentures involved: class, number:
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22. Total number of shares or debentures over which options held following this notification:
N/A

23. Contact name for queries:
JULIE SHIPLEY

24. Contact telephone number:
0191 279 4478

25. Name of company official responsible for making notification:
JULIE SHIPLEY

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Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	13:08 08-Mar-06
Number	4939Z

northern rock

RNS Number:4939Z
Northern Rock PLC
08 March 2006

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Northern Rock plc has made a fifth grant of options under the Northern Rock Sharesave Scheme (the "Scheme"), a savings related share options scheme available to all qualifying employees.

Options under the Scheme have been granted, in respect of the Company's Ordinary 25 pence shares ("Shares"), to the following Director/PDMRs on 6 March 2006 and are exercisable during the following periods:

Director/PDMR	No. of Shares	Exercise period
R F Bennett	959	1 May 2009 to 1 November 2009
C B Brayson	383	1 May 2009 to 1 November 2009
C J Flinn	959	1 May 2009 to 1 November 2009
B Giles	383	1 May 2009 to 1 November 2009
D A Jones	1652	1 May 2011 to 1 November 2011
M G Robson	959	1 May 2009 to 1 November 2009
L J Sewell	826	1 May 2011 to 1 November 2011
M Smith	1652	1 May 2011 to 1 November 2011
C Taylor	1652	1 May 2011 to 1 November 2011

The exercise price per Share is 974 pence. Following the grant of options as described the above Directors/PDMRs hold the following options under the Scheme.

Director/PDMR	Total no. of options held under the Scheme
R F Bennett	2539
C B Brayson	2378
C J Flinn	2539
B Giles	904
D A Jones	1652
M G Robson	2539
L J Sewell	2267
M Smith	7411
C Taylor	1652

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DR 3.1.2 to DR 3.4.1 and is also deemed to be disclosure made in accordance with Section 324 (as extended by

Section 328) of the Companies Act 1985 where appropriate.

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Regulatory Announcement

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	14:22 03-Apr-06
Number	8750A

northern rock

RNS Number:8750A
Northern Rock PLC
03 April 2006

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Northern Rock plc ("the Company") was advised on 3 April 2006 that the Person Discharging Managerial Responsibility (PDMR) listed below, traded in the Company's ordinary 25p shares (Shares) on 31 March 2006 prior to the tax year end.

PDMR	Name of Connected Person in whose name Shares were held (where appropriate)	No. of Shares	Nature of Tr
M Smith	-	3420	Sold at a pr £11.7195 per
M Smith	-	2330	Transfer to
M Smith	A Smith	2330	Sold at a pr £11.7195 per

The notification of these transactions is in satisfaction of the Company's obliga under the FSA Disclosure Rules DR 3.1.2 to DR 3.1.4.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	10:43 05-Apr-06
Number	0217B

northern rock

RNS Number:0217B
Northern Rock PLC
05 April 2006

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Northern Rock plc ("the Company") was advised on 4 April 2006 that the Director listed below, traded in the Company's ordinary 25p shares (Shares) on 4 April 2006 for Capital Gains Tax purposes prior to the tax year end.

Director	No. of Shares	Nature of Transaction
R F Bennett	1203	Sold at a price of £11.641 per share

Following this transaction, Mr Bennett held 264,940 shares in the Company being 0.063% of the issued share capital.

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DR 3.1.2. to DR 3.1.4 and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Share Incentive Plan
Released	08:24 20-Apr-06
Number	7165B

northern rock

RNS Number:7165B
Northern Rock PLC
20 April 2006

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

SHARE INCENTIVE PLAN

Each financial year Northern Rock plc (the "Company") operates, subject to performance measures specified by the Company as provided for by the Rules of the plan, a Share Incentive Plan ("the Plan") for employees (including Executive Directors and PDMRs).

The Company announces than on 12 April 2006, Northern Rock Trustees Limited appropriated 200,998 Shares under the Plan to individual qualifying employees including the following:

Directors	Number of Shares	Resultant Holding	Percentage Hol
A J Applegarth	266	407,027	0.10%
D F Baker	266	273,262	0.06%
R F Bennett	266	265,206	0.06%
K M Currie	266	173,264	0.04%
A M Kuipers	266	176,129	0.04%
PDMRs			
R J Barclay	266	155,843	0.04%
K R Barry	266	140,110	0.03%
C B Brayson	266	49,499	0.01%
C J Flinn	266	74,899	0.02%
B Giles	266	24,269	0.01%
D A Jones	266	75,090	0.02%
N P Mushens	266	86,345	0.02%
J M Pattinson	265	32,598	0.01%
M G Robson	266	18,580	0.01%
L J Sewell	266	25,540	0.01%
M Smith	266	61,313	0.01%
C Taylor	266	125,022	0.03%
A M Thompson	266	93,655	0.02%
I Wallace	266	84,103	0.02%
P J Wallace	266	18,636	0.01%

The appropriation price of the shares on 12 April 2006 was £11.25 per share.

The shares appropriated under the Rules of the Plan will be held in trust for five years after which they will no longer have any subsequent income tax or National Insurance liability.

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	16:01 02-May-06
Number	3043C

RNS Number:3043C
Northern Rock PLC
02 May 2006

NORTHERN ROCK PLC

Notification of Interests of Directors/Persons Discharging Managerial Responsibilities (PDMRs) in ordinary shares in the Company

SHARE SCHEMES

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that all of the Executive Directors/Persons Discharging Managerial Responsibilities (PDMRs) of Northern Rock plc have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary 25p shares (Shares) in the Company:-

Date of Disposal	No. of Shares	Option Price per Share	Percentage of Issued Share Capital
2 May 2006	419,074	£5.98	0.1%

These Shares were transferred to participants in the Northern Rock Sharesave Scheme (the Scheme), a savings related option scheme available to all qualifying employees.

QUEST's total holding following this transaction is 698,213 Shares in the Company representing 0.17% of the Company's issued share capital.

On 2 May 2006, the following Executive Directors/PDMRs of the Company exercised their options over Shares in the Scheme at an option price of £5.98 per Share resulting in their holdings as follows:

	No. of Shares	Resultant Holding	Percentage Holding
Director			
R F Bennett	1580	266,786	0.063%
PDMR			
R J Barclay	1580	157,423	0.037%
C B Brayson	632	50,131	0.012%
C J Flinn	1580	76,479	0.018%
J M Pattinson	1580	34,178	0.008%
M G Robson	1580	20,160	0.005%
L J Sewell	790	26,330	0.006%
I Wallace	1580	85,683	0.020%

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DR 3.1.2 to DR 3.1.4 and is also

deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	13:33 04-Aug-06
Number	2767H

northern rock

RNS Number:2767H
Northern Rock PLC
04 August 2006

NORTHERN ROCK PLC

Previous announcement 4 August 2006 at 11.45 am Status Number 2623H

This announcement is issued to replace the above announcement with the correct PDMR total share interest figures which should not have changed as a result of these transactions.

NORTHERN ROCK PLC

EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 4 August 2006 Carey Trustees Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 4,500 Ordinary 25p Shares (Shares) in the Company at an exercise price of £6.18 per Share, 13,500 Shares in the Company at an exercise price of £6.41 per Share and 2,000 Shares in the Company at an exercise price of £7.73 to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Company's Directors/Persons Discharging Managerial Responsibilities (PDMRs) are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 3,013,097 Shares representing 0.72% of the Company's issued share capital.

Three individuals who exercised share options at a price of £6.18 are PDMRs of the Company and the notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DR 3.1.2 to DR 3.1.4.

PDMR	No. of Options exercised and sold	Price per Share	Total Share Interest following notification	% Sha Capit
Mr B Giles	1,500	£11.03	24,269	0.006
Mr N P Mushens	1,750	£11.03	86,345	0.020
Mr P J Wallace	1,250	£11.03	18,636	0.004

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Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	13:30 08-Aug-06
Number	4004H

northern rock

RNS Number:4004H
Northern Rock PLC
08 August 2006

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Northern Rock plc (the Company) was advised on 8 August 2006 that the Persons Discharging Managerial Responsibility (PDMRs), or connected persons where different, sold the following ordinary 25 pence shares (Shares) in the Company on 8 August 2006.

PDMR	Name of Connected Person in whose name Shares held	No of Shares sold	Price per Share
N P Mushens	K Mushens	600	£11.133
P J Wallace	J A Wallace	1,000	£11.143

Following the above transactions, the PDMRs retain the following interests in Shares in the Company.

PDMR	Total Share Interest following Notification	% Share Capital
N P Mushens	85,745	0.020%
P J Wallace	17,636	0.004%

The notification of these transactions is in satisfaction of the Company's obligations under the FSA Disclosure Rules DR 3.1.2 to DR 3.1.4.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	13:42 08-Aug-06
Number	4008H

northern rock

RNS Number:4008H
Northern Rock PLC
08 August 2006

NORTHERN ROCK PLC

Notification of Interests of Directors/Persons Discharging Managerial Responsibilities (PDMRs) in ordinary shares in the Company

SHARE SCHEMES

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that all of the Executive Directors/Persons Discharging Managerial Responsibilities (PDMRs) of Northern Rock plc have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary 25p shares (Shares) in the Company:

Date of Disposal	No. of Shares	Option Price per Share	Percentage of Issued Sha Capital
8 August 2006	3789	£5.98	0.0009%

These Shares were transferred to participants in the Northern Rock Sharesave Scheme (the Scheme), a savings related option scheme available to all qualifying employees.

QUEST's total holding following this transaction is 621,255 Shares in the Company representing 0.15% of the Company's issued share capital.

One individual who exercised share options is a PDMR of the Company and the notification of this transaction is in satisfaction of the Company's obligations under the FSA Disclosure Rules DR 3.1.2 to DR 3.1.4.

PDMR	No. of Options exercised	Total Share Interest following notification	% Share Capital
M Smith	632	61,945	0.015%

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Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	14:57 15-Aug-06
Number	6934H

RNS Number:6934H
Northern Rock PLC
15 August 2006

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of Company:
   NORTHERN ROCK PLC

2. Name of Director:
   NICHOLAS ADAM HODNETT FENWICK

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
   HOLDING IS IN THE NAME OF NICHOLAS ADAM HODNETT FENWICK, AS NOTED IN 2 ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
   SPEIRS & JEFFREY CLIENT NOMINEES LIMITED

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
   ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
   1,000

8. Percentage of issued class:
   0.0002%

9. Number of shares/amount of stock disposed:
   N/A

10. Percentage of issued class:
    N/A

11. Class of security:
    ORDINARY 25p

12. Price per share:
    11.0734p

13. Date of transaction:
    15 AUGUST 2006

14. Date company informed:
    15 AUGUST 2006

15. Total holding following this notification:
    2,500

16. Total percentage holding of issued class following this notification:
    0.0006%

    If a director has been granted options by the company, please complete the following fields:

17. Date of grant:
    N/A

18. Period during which or date on which exercisable:
    N/A

19. Total amount paid (if any) for grant of the option:
    N/A

20. Description of shares or debentures involved: class, number:
    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
    N/A

22. Total number of shares or debentures over which options held following this notification:
    N/A

23. Contact name for queries:
    JULIE SHIPLEY

24. Contact telephone number:
    0191 279 4478

25. Name of company official responsible for making notification:
    JULIE SHIPLEY

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2006 SEP 21 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:34 04-Jan-06
Number	4541W

RNS Number:4541W
Northern Rock PLC
04 January 2006

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 4 January 2006 that as at 30 December 2005, Morgan Stanley Securities Limited (MSSL), and the group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary share capital of the Company.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	11:27 03-Mar-06
Number	2665Z

northern rock

RNS Number:2665Z
Northern Rock PLC
03 March 2006

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 3 March 2006, that as at 28 February 2006 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 20,210,741 ordinary 25p shares of the Company representing 4.80% of the issued share capital of the Company.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:43 09-Jun-06
Number	3699E

RNS Number:3699E
Northern Rock PLC
09 June 2006

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 9 June 2006, that as at 6 June 2006 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 16,830,424 ordinary 25p shares of the Company representing 3.99% of the issued share capital of the Company.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	16:11 22-Jun-06
Number	0394F

RNS Number:0394F
Northern Rock PLC
22 June 2006

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 21 June 2006 in accordance with Section 198 of the Companies Act 1985 that as at 19 June 2006, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 12,751,008 Shares. This holding represented 3.03% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 11,385,150 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 11,385,150 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:32 26-Jun-06
Number	1732F

northern rock

RNS Number:1732F
Northern Rock PLC
26 June 2006

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 23 June 2006 that as at 21 June 2006, Morgan Stanley Securities Limited (MSSL), and the group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary share capital of the Company.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:20 28-Jun-06
Number	3215F

RNS Number:3215F
Northern Rock PLC
28 June 2006

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 28 June 2006, that as at 23 June 2006 Barclays PLC through the legal entities advised to the Company no longer has a notifiable interest in the ordinary share capital of the Company.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:46 29-Jun-06
Number	4066F

northern rock

RNS Number:4066F
Northern Rock PLC
29 June 2006

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 29 June 2006 in accordance with Section 198 of the Companies Act 1985 that as at 22 June 2006, Lazard Asset Management LLC ("LAM LLC") acquired an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 14,063,546 Shares. This holding represented 3.34% of the issued share capital of the Company.

The Shares were held in portfolios managed by LAM LLC on a discretionary basis for clients of Lazard funds. Accordingly, their interest in 14,063,546 Shares is pursuant to Section 208(5) of the Act.

In addition, Lazard Limited and Lazard Group LLC continue to have a notifiable interest in the Shares pursuant to Section 203(3) of the Act.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	13:54 28-Jul-06
Number	9134G

northern rock

RNS Number:9134G
Northern Rock PLC
28 July 2006

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 28 July 2006 in accordance with Section 198 of the Companies Act 1985 that as at 26 July 2006, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 12,649,914 Shares. This holding represented 3.00% of the issued share capital of the Company.

The Company was also notified that MSSL has transferred from time to time 11,892,316 Shares to a third party on terms which give them the right to require the return of an equivalent number of Shares. Accordingly, their interest in 11,892,316 Shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	09:02 01-Aug-06
Number	0409H

northern rock

RNS Number:0409H
Northern Rock PLC
01 August 2006

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 28 July 2006 that as at 27 July 2006, Morgan Stanley Securities Limited (MSSL), and the group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary share capital of the Company.

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	16:15 08-Aug-06
Number	4153H

RNS Number:4153H
Northern Rock PLC
08 August 2006

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 8 August 2006 in accordance with Section 198 of the Companies Act 1985 that as at 7 August 2006, Lazard Asset Management LLC ("LAM LLC") acquired an interest in the Company's ordinary 25p shares ("Shares") that resulted in their holding a total of 19,421,295 Shares. This holding represented 4.611% of the issued share capital of the Company.

The Shares were held in portfolios managed by LAM LLC on a discretionary basis for clients of Lazard funds. Accordingly, their interest in 19,421,295 Shares is pursuant to Section 208(5) of the Act.

In addition, Lazard Limited and Lazard Group LLC continue to have a notifiable interest in the Shares pursuant to Section 203(3) of the Act.

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2006 SEP 21 A 8:52

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Annual Report and Accounts
Released	09:30 10-Mar-06
Number	6052Z

RNS Number:6052Z
Northern Rock PLC
10 March 2006

NORTHERN ROCK PLC

NOTICE OF ANNUAL GENERAL MEETING AND ANCILLARY DOCUMENTS

Copies of the following documents have been submitted to the UK Listing Authority:

Notice of Annual General Meeting 2006 (including Circular letter)

Annual Report & Accounts 2005

Summary Annual Report 2005

Proxy Form

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

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Northern Rock plc

Notice of Annual General Meeting

THIS DOCUMENT IS IMPORTANT
AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about its contents or the action you should take, you should immediately consult your stockbroker, solicitor, accountant, bank manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Northern Rock plc, you should pass this document and other enclosures to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

northern rock

Northern Rock plc
(Registered in England and Wales No. 3273685)

Registered Office:
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

9 March 2006

Dear Shareholder,

ANNUAL GENERAL MEETING 2006

The Annual General Meeting of Northern Rock plc (the *Company*) will be held at the Marriott Gosforth Park Hotel, High Gosforth Park, Newcastle upon Tyne, NE3 5HN on Tuesday, 25 April 2006 at 11.30 am.

The Notice of Meeting is set out on pages 4 to 5 of this document.

Resolution Nos. 1 to 10

These resolutions, which are deemed to be routine business, relate to matters commonly considered at annual general meetings of listed companies and are explained in the notes on pages 8 to 10. Brief biographical details of those directors who are proposed for re-election (Resolutions 4 to 6) appear on page 11 of this document.

Resolution No.11: Authority to purchase own ordinary shares

At last year's Annual General Meeting a resolution was passed authorising the Company to make market purchases of its own ordinary shares as permitted by Article 53 of the Company's Articles of Association (the *Previous Authority*). The Directors consider it appropriate for the authority to be renewed. The renewal authority, which is set out in Resolution 11, is expressed to run from the date Resolution 11 is passed until the Company's next Annual General Meeting or 18 months from the date Resolution 11 is passed, whichever is earlier, and limits the total number of ordinary shares which can be purchased pursuant to the authority to 10% of the Company's issued ordinary share capital. The price paid for an ordinary share purchased pursuant to the authority must not exceed the higher of (i) 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased and (ii) the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System, but at a price not less than 25 pence per ordinary share. Purchases will only be made on the London Stock Exchange and only in circumstances where they are, in the opinion of the Directors, in the best interests of the Company. The Directors intend to seek renewal of this authority at subsequent Annual General Meetings.

Resolution No.12: Approval of a contingent share purchase contract and authority to purchase Foundation Shares

At last year's Annual General Meeting, shareholders approved a contingent share purchase contract (*the Previous Contingent Share Purchase Contract*) which permitted the Company to purchase a proportionate number of Foundation Shares as and when ordinary shares were purchased pursuant to the Previous Authority. These purchases of Foundation Shares were to be made in order to maintain The Northern Rock Foundation's (*the Foundation*) shareholding at just under 15% of the issued share capital of the Company. As the Previous Contingent Share Purchase Contract only permits the Company to purchase Foundation Shares following a purchase of ordinary shares made pursuant to the Previous Authority, Resolution 12 will be proposed to approve a new contingent share purchase contract which would permit the Company to purchase a proportionate number of Foundation Shares as and when ordinary shares are purchased pursuant to the authority sought by Resolution 11.

Any purchase of Foundation Shares under the new contingent share purchase contract would only be made as and when the Company has purchased ordinary shares pursuant to the authority sought by Resolution 11 in order to maintain the Foundation's shareholding at just under 15% of the issued share capital of the Company.

Each of these resolutions is explained in the notes on pages 9 to 10.

Action to be taken

Enclosed is a form of proxy for use at the Annual General Meeting. If you do not intend to be present at the Annual General Meeting, please complete, sign and return the form of proxy as soon as possible (and, in any event, so as to be received not later than 11.30 am on Sunday, 23 April 2006), in accordance with the instructions printed on it. Completion of the form will not preclude you from attending and voting in person if you so wish.

In addition to returning your form of proxy by post, you may also appoint a proxy via our shareholder website. For CREST participants, we have introduced CREST proxy appointment. Details of these choices appear on page 6 of this document.

If you have received more than one mailing of this Notice of Annual General Meeting, this is because currently you are the first named shareholder in respect of more than one shareholding.

Please note that if your dividends are paid directly to a bank or building society account, a tax voucher for the 2005 dividend payments on your Northern Rock plc shares is attached to your form of proxy. Please keep this voucher safe as you may be required to supply the information to HM Revenue & Customs.

If you do not already do so, and you would prefer to receive your dividends paid directly to a bank or building society account, please complete, sign and return the enclosed Request for Payment of Interest/Dividend form.

Recommendation

The Directors consider that all the resolutions to be proposed at the Annual General Meeting are in the best interests of shareholders as a whole. Accordingly, the Directors unanimously recommend shareholders to vote in favour of the resolutions set out in the Notice of Annual General Meeting, as they intend to themselves in respect of their own beneficial shareholdings.

Yours faithfully

Dr Matthew White Ridley

Chairman

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Northern Rock plc will be held at the Marriott Gosforth Park Hotel, High Gosforth Park, Newcastle upon Tyne, NE3 5HN on Tuesday, 25 April 2006 at 11.30 am for the following purposes:

Ordinary Resolutions:

1. To receive the report of the Directors and the audited accounts for the year ended 31 December 2005.

2. To approve the Directors' Remuneration Report as set out in the 2005 Report and Accounts.

3. To declare a final dividend of 20.7 pence per ordinary share.

4. To re-elect Adam John Applegarth as a Director of the Company.

5. To re-elect Sir Ian Gibson as a Director of the Company.

6. To re-elect Sir Derek Wanless as a Director of the Company.

7. To re-appoint PricewaterhouseCoopers LLP as auditors for a further year.

8 To authorise the Directors to determine the remuneration of the auditors.

9. THAT, in substitution for all previous authorities conferred upon the Directors to allot relevant securities of the Company but without prejudice to the continuing authority of the Directors to allot relevant securities pursuant to an offer or agreement made by the Company before the revocation of the authority pursuant to which such offer or agreement was made, the authority conferred on the Directors by Article 10.1 of the Company's Articles of Association shall apply for the period commencing on the date of the passing of this Resolution and shall expire, unless renewed, on 24 April 2011 and for that period the section 80 amount shall be £41,296,625.

Special Resolutions:

10. THAT, subject to the passing of Resolution 9 in the Notice of this Meeting, the power conferred on the Directors by Article 10.2 of the Company's Articles of Association shall apply for the period commencing on the date of passing of this Resolution and shall expire, unless renewed, on the expiry or termination of the authority conferred on the Directors pursuant to Resolution 9 in the Notice of this Meeting and for that period the section 89 amount shall be £5,265,325.

11. THAT, pursuant to Article 53, the Company be and is hereby granted general and unconditional authority for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in its capital provided that:

a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 42,122,600 (representing 10% of the Company's issued ordinary share capital as at 31 December 2005);

b) the minimum price (exclusive of expenses) which may be paid for such shares is 25p per share (being the nominal value of an ordinary share);

c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is contracted to be purchased and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, whichever is earlier; and

e) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

12. THAT the contingent share purchase contract between the Company and The Northern Rock Foundation (a draft of which is produced to the Meeting and initialled by the Chairman for the purposes of identification), providing for the purchase by the Company of fully paid Foundation Shares in the share capital of the Company at such times and at such prices and in such numbers and otherwise on the other terms set out in such contract, be and is hereby approved and authorised generally (including, without limitation, for the purposes of sections 164 and 165 of the Companies Act 1985) but so that such approval and authority, unless previously renewed, varied or revoked, shall expire 18 months from the date of passing of this Resolution.

By order of the Board
Colin Taylor
Secretary
9 March 2006

Registered Office:
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Notes

1. Registered members (shareholders) who are unable to attend the Meeting may appoint one or more proxies (who need not be a member of the Company) by:

(a) completing and returning the proxy form enclosed in this pack to the Company's Registrar at Capita IRG Plc, PO Box 40, Beckenham, Kent, BR3 4CD;

(b)(i) going to www.shareregistrars-northernrock.co.uk and following the instructions provided. Members will need the Investor Code printed on the form of proxy or form of direction accompanying this Notice; or

(ii) if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

IMPORTANT: In any case your instructions or proxy form must be received by the Company's registrar no later than 11.30 am on Sunday, 23 April 2006.

Registered members who return completed proxy forms are not precluded, if they subsequently so wish, from attending and voting in person at the Meeting.

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by Capita Registrars (ID RA10) not later than 11.30 am on Sunday, 23 April 2006. Such messages cannot be sent on weekends or on other days when the CREST system is closed (such as public holidays) or after 8.00 pm. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST Personal Members or other CREST sponsored members, and those CREST Members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Further details on the appointment of proxies are given in the notes to the proxy form enclosed with this pack.

2. Items (a), (b) and (e) below are available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted). Items (c) and (d) below are available for inspection at the registered office of the Company, and item (d) is available at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from, in the case of item (c), the date of this Notice until (and including) the date of the Annual General Meeting and, in the case of item (d) from Monday, 10 April 2006 until (and including) the date of the Annual General Meeting. In addition all of the following will be available at the Marriott Gosforth Park Hotel, High Gosforth Park from 10.30 am on the day of the Annual General Meeting and during the Meeting:

Notes (continued)

(a) copies of the Directors' service contracts;

(b) the register of the interests of the Directors and connected persons in the share capital of the Company;

(c) a statement containing particulars of loans and quasi-loans made by the Company in favour of the Directors and connected persons;

(d) a draft of the contract proposed to be entered into between the Company and The Northern Rock Foundation referred to in Resolution 12 set out in this Notice and relating to the purchase of Foundation Shares by the Company from The Northern Rock Foundation; and

(e) copies of the terms and conditions of appointment of the Non-Executive Directors.

3. Only those shareholders on the register of members as at 11 pm on Sunday, 23 April 2006 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 11 pm on Sunday, 23 April 2006 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

Resolution No. 1: Report and Accounts
The Directors must present to shareholders at the Annual General Meeting the Report of the Directors and the Accounts of the Company for the year ended 31 December 2005. The Report of the Directors, the Accounts, and the Report of the Company's Auditors on the Accounts are contained within the Annual Report and Accounts and, in an abbreviated form, in the Summary Financial Statement.

Resolution No. 2: Approval of the Directors' Remuneration Report
The Directors' Remuneration Report Regulations 2002 require that the Directors' Remuneration Report of listed companies be put to a shareholder vote each year. The shareholder vote will be advisory only.

The Board is therefore asking shareholders to approve the Directors' Remuneration Report as set out on pages 18 to 31 of the 2005 Report and Accounts of the Company at the Annual General Meeting this year.

Resolution No. 3: Declaration of final dividend
Final dividends must be declared by shareholders, but must not exceed the amount recommended by the Directors. By passing this Resolution, shareholders may declare the final dividend of 20.7 pence per ordinary share recommended by the Directors.

Resolution Nos. 4 to 6: Re-election of Directors
The Company's Articles of Association require that all Directors should be subject to re-election at intervals of no more than three years. In accordance with the Articles of Association, Sir George Russell, Sir Derek Wanless, Sir Ian Gibson and Adam John Applegarth are retiring by rotation. Sir George Russell will be retiring from the Board following the conclusion of the Annual General Meeting and, accordingly, is not offering himself for re-election. Sir Derek Wanless, Sir Ian Gibson and Adam John Applegarth are seeking re-election at the Meeting.

Pursuant to good corporate governance as it relates to Non-Executive Directors, the Chairman confirms that following formal performance evaluation of those Non-Executive Directors offering themselves for re-election, the performance of Sir Derek Wanless and Sir Ian Gibson continues to be effective and they continue to demonstrate commitment to their roles.

Resolution Nos. 7 and 8: Re-appointment and Remuneration of auditors
It is a requirement that the auditors of a company are re-appointed at each general meeting at which accounts are presented. Following a formal recommendation by the Audit Committee that PricewaterhouseCoopers LLP should be re-appointed, Resolution 7 therefore proposes their re-appointment as the Company's auditors for a further year. In accordance with standard practice, Resolution 8 proposes that the Directors be authorised to determine the auditors' remuneration.

Resolution No. 9: Allotment of shares
Under the Companies Act 1985, the Directors of the Company may only allot unissued shares of the Company or certain rights to acquire such shares (*relevant securities*) if authorised to do so by the members in general meeting. The existing authority (*the existing section 80 authority*), was conferred on 26 April 2005, and although it would not ordinarily expire until 25 April 2010 the Board is seeking to replace the existing section 80 authority with a new authority to allot relevant securities up to an aggregate nominal amount of £41,296,625. This

amount represents the aggregate amount required to allot (a) relevant securities equivalent to a further one-third of the Company's total ordinary share capital in issue as at 28 February 2006, and (b) the number of additional Foundation Shares which the Company may be required to issue consequent upon the allotment referred to in (a). The authority sought by this Resolution will last for a period of 5 years. The Directors intend to seek annual renewal of this authority, as appropriate, at each subsequent Annual General Meeting. This is in accordance with recommended market practice. The Directors intend to issue relevant securities under the employee share scheme, which are not subject to the above statutory restrictions. Otherwise, there are presently no plans to allot any other relevant securities.

Resolution No. 10: Disapplication of pre-emption rights

The Directors were empowered on 26 April 2005 to make limited allotments of unissued equity shares of the Company or certain rights to acquire such shares (*equity securities*) for cash other than in accordance with the statutory pre-emption rights, which require a company to offer all allotments of equity securities for cash proportionately to existing shareholders first (the *existing section 89 disapplication*). By replacing the existing section 80 authority, the existing section 89 disapplication will automatically be revoked. Therefore, the Directors are seeking to renew this power. This will continue to provide the Directors with the flexibility to act in the best interests of shareholders when opportunities arise, so that:

(a) the Company can follow normal practices in the event of a rights issue, and

(b) equity securities may be issued wholly for cash (other than pursuant to a rights issue) up to a maximum of 5 per cent of the Company's total ordinary share capital in issue as at 28 February 2006.

There are presently no plans to allot equity securities wholly for cash otherwise than in connection with the employee share schemes. Shares allotted under an employee share scheme are not subject to statutory pre-emption rights.

The power sought by this Resolution will last until the expiry or termination of the authority conferred on the Directors pursuant to Resolution 9 above. The Directors intend to seek annual renewal of this power, as appropriate, at each subsequent Annual General Meeting. This is in accordance with recommended market practice.

Resolution No. 11: Authority to purchase own ordinary shares

This Resolution, which will be proposed as a special resolution, renews the authority granted at last year's Annual General Meeting which expires on the date of the Company's forthcoming Annual General Meeting. The Resolution seeks to give the Company authority to make market purchases of up to an aggregate of 42,122,600 ordinary shares of 25 pence each (10% of the issued ordinary shares at 31 December 2005) at a price not exceeding the higher of (i) 105% of the middle market quotation of the ordinary shares in the 5 business days preceding such purchase and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System, but at a price not below 25 pence per ordinary share.

Purchases will only be made on the London Stock Exchange and only in circumstances where they are, in the opinion of the Directors, in the best interests of the Company. Such purchases will be financed out of distributable profits and will only be made in circumstances which, in the opinion of the Directors, should result in an improvement in earnings per share. Any ordinary shares purchased in this way will be cancelled and the number of ordinary shares in issue will be accordingly reduced.

As at 31 December 2005 no market purchases of shares had been made under the authority given at last year's Annual General Meeting pursuant to which the Company was authorised to purchase up to 42,122,600 ordinary shares. If Resolution 11 is approved, the Company will be authorised to purchase up to 42,122,600 ordinary shares. The Directors do not have any current intention of invoking the authority to purchase these shares. If given, this authority will expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, if earlier. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

The total number of options and warrants to subscribe for ordinary shares that are outstanding at 28 February 2006 (being the latest practicable date prior to publication of this document) is 10,163,442 representing approximately 2.41% of the existing issued share capital of the Company. If the Company fully exercises the current authority to purchase its own ordinary shares, this will increase the proportion of options and warrants to subscribe for ordinary shares that are outstanding at the date given above as a percentage of issued capital to 2.68%. If the renewal of the authority for the Company to purchase its own ordinary shares which is being sought at the Annual General Meeting is approved by shareholders and that authority is also fully exercised, this will also increase the proportion of options and warrants to subscribe for ordinary shares that are outstanding at the date given above as a percentage of issued capital to approximately 2.68%.

Resolution No. 12: Approval of a contingent share purchase contract and authority to purchase Foundation Shares

This Resolution authorises and approves the execution of the contingent share purchase contract proposed to be entered into between the Company and The Northern Rock Foundation (the *Foundation*) in relation to the off-market sale and purchase of Foundation Shares. Any such sales and purchases will only be made after the Company has made market purchases of ordinary shares and in order to maintain the Foundation's shareholding at just under 15% of the issued share capital of the Company.

This Resolution proposes the approval of a contingent share purchase contract with the Foundation to permit purchases of a proportionate number of Foundation Shares at a price per share equal to the average price paid for any ordinary shares acquired by the Company. The Company nevertheless reserves the right to proceed with a purchase of ordinary shares even if no Foundation Shares are purchased.

Appendix

Information about Directors proposed by the Board for re-election.

Adam John Applegarth, BA

Adam Applegarth (aged 43) has worked for Northern Rock for 22 years. He became an Executive Director of Northern Rock Building Society in January 1996, was appointed as an Executive Director of Northern Rock plc in October 1996 and subsequently became the Company's Chief Executive in March 2001. Mr Applegarth is a Non-Executive Director of Persimmon plc and a governor of the Royal Grammar School, Newcastle upon Tyne.

Mr Applegarth is a Member of both the Chairman's and Risk Committees.

Sir Derek Wanless, MA, FCIB, MIS

Sir Derek Wanless (aged 58) was appointed to the Board as a Non-Executive Director in March 2000. He was previously Group Chief Executive of National Westminster Bank plc from 1992 to 1999. He is a Non-Executive Director of Northumbrian Water Group plc of which he will become Chairman after its 2006 Annual General Meeting. Sir Derek is Vice Chairman of the Statistics Commission and a Trustee of the National Endowment for Science, Technology and the Arts. Sir Derek is Chairman of both the Audit and Risk Committees and a Member of the Nominations and Remuneration Committees.

Sir Ian Gibson, CBE

Sir Ian Gibson (aged 59) was appointed to the Board as a Non-Executive Director in September 2002. He is a Non-Executive Director of GKN plc. He was a member of the Court of the Bank of England from 1999 to 2004. Sir Ian is a Member of the Audit, Nominations, Risk and Remuneration Committees.



Northern Rock plc, Registered Office: Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL
Registered in England and Wales under Company Number: 3273685 www.northernrock.co.uk

CUSTOMERS WITH A DISABILITY

Northern Rock is committed to providing customers with a quality service. If you have a disability, we can offer you facilities that may help you conduct your business with us. If you have any special requirements or need information in an alternative format, for example, Braille, audio tape, large print or interpreter services, please call our Disability Awareness Team on 0191 279 5300. Alternatively our text phone number is 0191 279 8505 or you can contact us at disability.awareness@northernrock.co.uk





Northern Rock plc
Summary Annual Report 2005

MISSION STATEMENT

Northern Rock is a specialised lending and savings bank which aims to deliver superior value to customers and shareholders through excellent products, efficiency and growth.

COMPANY STRATEGY

Northern Rock is a specialised lender providing funds for residential mortgages, secured commercial lending and personal finance. We obtain funds from both on-shore and off-shore personal savings, wholesale money markets, covered bonds and from the securitisation of mortgage assets.

The Northern Rock strategy encompasses efficiency, growth and value for both customers and shareholders.

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency is enhanced by low cost, effective distribution and enables competitive pricing. Capital efficiency is achieved by optimising the use of debt and equity capital.

By growing lending and improving the mix of higher margin products, Northern Rock aims to grow earnings and improve returns to shareholders, at the same time as providing innovative and consumer friendly products to our customers.

THE VIRTUOUS CIRCLE



Cost control
Enhanced eps growth
Improved returns
Enhanced capital efficiency
Competitive products, product innovation and transparency
High quality asset growth

Northern Rock's results for 2005 further reinforced our position as the most cost effective mortgage lender in the UK. We remained focussed on residential loans, commercial lending and personal credit, raising funds through our four main funding arms – retail funding, wholesale funding, securitisation and covered bonds. Once again, we hit all of our strategic goals and grew both assets and profits to record levels. I congratulate the executive team on another impressive performance despite strong competition and increased regulation.

As one of the lowest-cost lenders in Europe, we can run our business on some of the tightest interest margins in the world, giving both savers and borrowers excellent value. Since 2001 Northern Rock has halved its interest margin while improving its cost to income ratio.

As I remarked last year, Northern Rock is a global company in terms of where it raises funds, a national company in terms of where it lends but a regional company in terms of where it mainly employs people. During 2005 we opened a capacious extension to working facilities at Northern Rock House in Gosforth, which will be developed further in the coming years, and announced the development of a new office complex at Rainton Bridge in Sunderland. The first phase is planned to open in 2007.

ECONOMIC AND MARKET BACKGROUND

The UK economy looks set to continue growing in 2006. With the Bank of England Base Rate still low by historical standards, continued low unemployment, well controlled inflation and stable economic growth, the residential mortgage market remains liquid. House price inflation has eased, but we still see little prospect of a severe correction in house prices, given that mortgages remain comparatively affordable and that credit quality remains good.

We fund our lending from retail deposits, wholesale funding, securitisation and covered bonds. All four funding arms are working well, and give us access to large international markets so that the supply of affordable funding does not constrain the growth of high quality lending.

SOCIAL RESPONSIBILITY

Northern Rock's primary social responsibility remains to prosper and share that prosperity with shareholders and other stakeholders. By offering competitive rates, we benefit customers. By achieving sustainable growth, we can create employment mainly in our regional base, offer excellent working conditions and contribute to the local economies in which we operate.

We believe that Northern Rock will prosper by recruiting from all sections of the community, by adopting flexible employment practices that suit those who want to balance life and work, by providing good facilities for staff and by minimising harmful impacts on the environment from our activities. There is therefore no

conflict between creating shareholder value and being socially responsible. To ensure that we set the highest possible standards of personal and corporate ethics, provide good customer service and give employees a good working environment, we encourage assessments by external agencies and support Diversity and Work-Life Balance Initiatives.

The significant expansion of our Head Office in Gosforth provided the region with around 500 new jobs during 2005 and the new office development in Sunderland will create capacity for an additional 2,500 new jobs in the region.

We also remember those not benefiting directly from our prosperity. In 2005, Northern Rock was the second most charitable FTSE 100 company, because of its donation of 5% of pre-tax profits to The Northern Rock Foundation. In 2005 this amounted to a remarkable £24.7 million, allowing the Foundation to continue its empowerment of charities and community causes in the North-East and Cumbria. I am particularly pleased that in addition to our corporate stance, our staff continue to take part in voluntary initiatives, fund-raising, mentoring and secondment programmes, and that the Foundation now doubly matches staff giving.

CORPORATE GOVERNANCE

We continue to comply in full with the Combined Code on Corporate Governance except where disclosed in the Corporate Governance Statement. The Board's procedures and practices ensure that it identifies and controls risks to the business in a transparent and accountable way. The results of our Board evaluation and appraisal process are summarised in the Corporate Governance statement.

Sir Ian Gibson will succeed Sir George Russell as the Company's Senior Independent Director on 25 April 2006, at the conclusion of the Company's AGM, when Sir George will retire from office. Sir Ian became a Non-Executive Director of the Company in September 2002. I would like to thank Sir George sincerely for 21 years of outstanding service on the Board of Northern Rock plc and Northern Rock Building Society before that.

We intend to hold another Corporate Governance day in London in October 2006, to review Corporate Governance with our major shareholders.

TREATING CUSTOMERS FAIRLY

The high-level principles set out by the Financial Services Authority require that all regulated firms treat their customers fairly. I am pleased to report that the fair treatment of customers is already embedded in the culture of Northern Rock. This is clearly demonstrated through our open, transparent approach and through our various customer pledges – which are unique in the industry – as well, of course, as our competitive prices. However, we will continue to develop our methods to ensure we comply in full with all key principles. Consumer

confidence is of great importance to our business and we remain committed to fair and decent treatment of our customers.

DIVIDEND

Your Board is recommending a final dividend of 20.7 pence per share, making a total for the year of 30.1 pence – an increase of 13.6% on 2004.

CONCLUSION

We have once again grown the company strongly in 2005. Our strategy remains to keep costs low, invest in product and process innovation, give our customers transparency and so add low-risk assets to our balance sheet to provide attractive returns to our shareholders. We fund this growth through retail, wholesale, covered bonds and securitisation.

I pay tribute to all the employees of Northern Rock who contributed to this success in 2005.

Dr M W Ridley
28 February 2006

In 2005 Northern Rock delivered excellent results including:

- RECORD UNDERLYING ATTRIBUTABLE PROFITS OF £308.1 MILLION – AN INCREASE OF 13.6% OVER 2004 PROFORMA RESULTS
- UNDERLYING ASSETS OF £81.1 BILLION – AN INCREASE OF 24.9%
- RECORD NET LENDING OF £14.6 BILLION – AN INCREASE OF 12.6% AND A MARKET SHARE OF 14.5%
- RATIO OF COSTS TO ASSETS IMPROVED TO 0.34% (2004 – 0.37%)
- UNDERLYING RETURN ON EQUITY OF 20.8%
- TOTAL UNDERLYING EARNINGS PER SHARE 74.3p – AN INCREASE OF 13.1% OVER 2004 PROFORMA RESULTS
- TOTAL DIVIDEND PER SHARE 30.1p – AN INCREASE OF 13.6%
- THE NORTHERN ROCK FOUNDATION – SUPPORTING CHARITABLE CAUSES – TO RECEIVE £24.7 MILLION

OVERVIEW

2005 has been another good year for Northern Rock. In a competitive environment, we have continued to deliver against our strategic targets and we are pleased to announce results that once again show strong growth, record profit and improved underlying earnings per share.

These results reflect our clear strategy. Our focus is to deliver shareholder value through high quality growth, driving down unit costs to improve cost efficiency, and delivering a strong return on equity. This has been achieved whilst maintaining high credit quality, through responsible lending and our commitment to retaining existing customers. We have also kept good customer service levels. The principles of transparency and treating customers fairly are well embedded in the culture and operations of our business.

Cost efficiency remains key to our strategy. Effective cost control drives down unit costs, which allows us to offer an excellent range of innovative, price driven products that enhance our ability to attract and retain high quality customers.

Our core products, mortgages and retail savings, all performed well in 2005, supported by our multi-channel distribution strategy. We continued to expand our franchise throughout the year, opening several specialist mortgage branches in key cities. We strengthened links with mortgage clubs and expanded our mortgage operation to Northern Ireland, where we offer our full range of competitive lending products.

Our core products are complemented by the sale of protection products, offered in conjunction with our insurance partners. These are sold on a needs-driven basis, offering choice and transparency to our customers.

During 2005, we invested significantly in people, systems and premises, to support increased business volumes. We have continued to expand our e-business links with both intermediaries and direct customers. At the end of 2005, over 50% of all mortgage applications were being submitted online, enhancing customer service and further improving cost efficiency.

The introduction of the new 'Northern Rock Online' system for intermediaries offers instant online decisions and excellent case tracking facilities, which improves service and efficiency. Our aim is to have the majority of intermediaries using the system as their main channel for business with Northern Rock.

In addition to the expansion of our Gosforth headquarters, we announced the development of a new office complex at Rainton Bridge, in Sunderland. When the first phase opens in 2007, the new facility will have potential for up to 2,500 new jobs.

LENDING

During 2005 we once again delivered record levels of low risk lending. Gross lending was £26,879 million, an increase of 15.2% over the previous year, with net lending of £14,555 million, an increase of 12.6%. We achieved gross residential lending of £23,618 million, an increase of 17.8% over 2004 and net residential lending of £13,350 million, an increase of 17.3%, which represented 14.5% of the UK market.

In residential lending, we continued to apply the proven stance of mixing competitively priced mortgages with lifestyle and bundled credit products. Our mix during the first half of 2005 reflected customers' preference for fixed rate products, which shifted in the second half towards our lifestyle range, including Together.

We expect the gross mortgage market to remain competitive and whilst interest rates remain low by historical standards, there is still a considerable incentive to refinance existing loans. As a result the remortgage market, which accounted for around 45% of UK gross lending in 2005, will remain strong. Our transparent product stance and competitive pricing will enable us to attract and retain a high proportion of these customers.

Appetite to lend must be adapted to economic conditions and as a result, we adopted a more cautious approach to both commercial and personal unsecured lending during 2005. Even so, we achieved growth in both of these books, maintaining good quality and an appropriate balance relative to our overall assets.

FUNDING

2005 saw a strong performance in each of our four funding arms – retail funding, wholesale funding, securitisation and covered bonds.

Retail funding remains important to us. We attract funds through our broad distribution platform, offering attractive savings products through branch, postal, telephone and online channels. We funded strongly during the year, attracting £2,809 million of new retail funds – a record full year performance – resulting in total retail balances of £20.1 billion at the year end. We displayed particular strength in fixed rate bonds and Silver Savings accounts for the over 50s. Our contractual guarantees and unique savings pledge ensure we remain at the forefront of the industry in treating customers fairly.

Our Treasury operations achieved a good balance of traditional wholesale funding. It is not a separate profit centre and is predominantly engaged in managing interest rate risk and currency risks for the business. We have continued to develop our non-retail funding in international markets setting up a Canadian Commercial Paper programme in May 2005, to complement our established programmes in Europe, the US and the Asian markets.

Our securitisation programme continued to provide a strong source of funding, reflecting investor appetite and the high quality of our loan books. During 2005 we issued £13.5 billion of securitised notes, with issuance from residential and commercial loan portfolios. We also enhanced our ability to fund by issuing our first private placement. Advances to customers subject to securitisation now amount to £39.1 billion, representing 56% of our lending portfolios. In addition, we also undertook two Covered Bond transactions broadening the geographical distribution and timespan of our funding.

As leading innovators, we executed 'Whinstone', a first deal of its type in the UK securitisation market during 2005. This involved the transfer of a substantial proportion of the residual risk in securitisations, completed up to the end of 2004, to third party investors. We are committed to continue this process going forward. In recognition of this and the low risk nature of our assets, Standard & Poor's rating agency moved Northern Rock's long term credit rating to 'positive outlook'.

CREDIT QUALITY

The credit quality of our assets remains strong. Asset quality is key to our strategy and therefore, our asset growth has not been achieved at the expense of quality. Through well controlled, targeted lending, we have achieved high growth, whilst maintaining quality and controlling arrears.

We use scorecards in residential and personal lending, with rigorous underwriting controls focussed on higher risk and marginal cases. These are supported by tests for consumer indebtedness and affordability. Our behavioural rescoring models ensure that emerging default

and loss profiles are identified quickly and fed back into the front end underwriting process. No significant credit deterioration was identified in 2005.

The arrears performance of our residential lending book reflected this combination of sound lending controls, with 0.39% of accounts three months or more in arrears compared with 0.37% in December 2004. Our residential arrears remain below half the industry average.

The proportion of personal unsecured loan arrears and commercial loan arrears also remain very low, reflecting our consistent policy of attracting only high quality lending in these areas. Our provisioning policies (using data from our Basle II capital models) remain prudent.

Our strategy is predicated on high quality asset growth supported by low operating costs and low cost of bad debt. We do not compromise the stance on quality to achieve asset growth.

BASLE II

Northern Rock expects to benefit from the new capital requirements of Basle II and we continue to make good progress towards meeting all of the necessary criteria. We intend to adopt the Internal Ratings Based (IRB) approach for credit risk and have implemented the core credit models to ensure compliance with Pillar 1 of the accord. The models are now embedded within our risk management processes. Given the high quality of our balance sheet and our responsible lending policies, we continue to expect a reduction in risk weightings under the new rules.

OUTLOOK

As we expected, the housing market has been resilient. UK economic fundamentals are set to remain supportive. Interest rates and unemployment are both likely to remain at low levels. Household incomes should continue to grow and housing demand is likely to outstrip supply in the medium-term. Low debt servicing costs means that mortgage affordability remains good. Against this background, we anticipate little change in the overall credit quality and performance of our lending. Remortgaging is likely to remain active going forward as borrowers continue to manage household budgets.

I am pleased to be able to report another year of sustained business performance. We are focussed on delivering our strategic targets, which remain unchanged. We continue to build on the foundations of our unit cost advantage, together with our proven ability to attract and retain high quality customers. Our international funding platform, multi-channel distribution platform and sustained investment in buildings, systems and people give us confidence that our business model will continue to deliver high quality growth and enhanced shareholder value.

Adam J Applegarth
28 February 2006

DIRECTORS' REMUNERATION

Details of the remuneration policy are set out in the Directors' Remuneration Report in the full copy of the Annual Report and Accounts. A summary of the key features of this report and Directors' individual remuneration is set out below.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Remuneration Committee believes that the continuing improvement in the performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide competitive packages to motivate, reward and retain Executive Directors of high quality and to align their interests with those of shareholders.

The Board has adopted, on the recommendation of the Remuneration Committee, a remuneration policy with the objectives set out below. It is intended that this policy should continue to apply for 2006 and subsequent years:

(i) The remuneration packages for Executive Directors are designed to be competitive in terms of market practice;

(ii) Performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and

(iii) To motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

ELEMENTS OF REMUNERATION

Remuneration comprises: basic salary, annual bonus, pension benefits and benefits in kind. In addition, Executive Directors and senior executives participate in certain share based incentive schemes, comprising the bonus matching plan, deferred share scheme and long term incentive plan. These share-based incentive schemes, and the annual bonus, are performance-related, and the Remuneration Committee regards them as a key element in the Executive Directors' remuneration package.

As a result of changes to the performance-related elements of remuneration in recent years (including, from 2005, the imposition of a corporate performance condition on awards vesting under the bonus matching plan and deferred share scheme, and the increase in annual bonus potential), the performance-related element of total potential remuneration has materially increased in recent years.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director, and revised salaries took effect from 1 January 2006 as follows:

A J Applegarth	£690,000 (2005 – £625,000)
D F Baker	£455,000 (2005 – £390,000)
R F Bennett	£455,000 (2005 – £390,000)
K M Currie	£365,000 (2005 – £270,000 from 5 January 2005)
A M Kuipers	£365,000 (2005 – £270,000 from 5 January 2005)

PENSION BENEFITS

Each of the Executive Directors currently participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. On death in service the scheme also provides for a dependant's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

In accordance with the terms agreed upon his appointment as Group Finance Director, the Board has approved the maintenance of pension and life assurance benefits of Mr Bennett in respect of his eligible earnings in excess of the pensions earning cap.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given to an Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice.

All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr Baker and Mr Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr Applegarth, Mr Kuipers and Mr Currie) a payment in lieu of notice equal to such amount. Mr Applegarth, Mr Baker and Mr Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment and receive a liquidated damages payment calculated on the

same basis. The terms of reference of the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances to mitigate the amount of termination payments made to Executive Directors.

PERFORMANCE GRAPHS

The performance graphs set out below illustrate the Group's Total Shareholder Return ("TSR") performance over the preceding five years, 2001 to 2005, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001, and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001.

The FTSE 350 Index has been included because members of this index comprise the comparator group for long term incentive plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.


FTSE 100
TSR % 60
50
40
30
20
10
0
-10
-20
-30
2001(%) 2002(%) 2003(%) 2004(%) 2005(%)
Northern Rock +51 +8 +12 +13 +25
FTSE 100 -14 -22 +18 +11 +21


FTSE 350
TSR % 60
50
40
30
20
10
0
-10
-20
-30
2001(%) 2002(%) 2003(%) 2004(%) 2005(%)
Northern Rock +51 +8 +12 +13 +25
FTSE 350 -13 -23 +20 +13 +22

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The remuneration of the Chairman is determined by the Remuneration Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

The Chairman's annual fee is £300,000 (2005 – £250,000). The Senior Independent Non-Executive Director's annual fee is £67,000 (2005 – £55,000). Non-Executive Directors receive an annual fee of £44,000 (2005 – £40,000). The fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees is £5,000 (2005 – £3,500) or, where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to them is £15,000 (2005 – £13,000).

These revised fees for the Chairman and Non-Executive Directors were determined after consideration of an extensive report by Watson Wyatt LLP on the fees paid for similar roles at banks in the FTSE 100 Index, and for Companies positioned 51–100 in the FTSE 100 Index. The Chairman and Non-Executive Directors serve the Company under letters of appointment, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Group and it is the Group's policy that they do not participate in bonus, incentive or pension schemes. However, Sir George Russell, who also served on the Board of Northern Rock Building Society, is a member of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits after 30 June 1997.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration is set out below:

Non-Executive Directors	**2005 £000**	2004 £000
Dr M W Ridley (Chairman)	**218**	127
N A H Fenwick	**43**	36
Sir Ian Gibson	**49**	38
N Pease	**53**	43
M J Queen (appointed 5 January 2005)	**43**	–
R A Radcliffe (appointed 1 March 2005)	**37**	–
Sir George Russell*	**60**	53
Sir Derek Wanless	**69**	51
Sir John Riddell, Bt. (retired 27 April 2004)	–	50
Sir David Chapman, Bt. (retired 27 April 2004)	–	12
	572	410

*Sir George Russell is in receipt of a pension from the Northern Rock Building Society non-contributory pension scheme, which ceased to accrue benefits after 30 June 1997. This pension came into payment on 25 October 2005 at the rate of £12,229 p.a. in line with the scheme rules.

Executive Directors	Chief Executive A J Applegarth	Deputy Chief Executive D F Baker	Group Finance Director R F Bennett	Executive Director K M Currie (appointed 5 Jan 2005)	Executive Director A M Kuipers (appointed 5 Jan 2005)	Total
2005	**£000**	**£000**	**£000**	**£000**	**£000**	**£000**
Salaries and fees	**625**	**390**	**390**	**270**	**270**	**1,945**
Bonus	**529**	**330**	**330**	**229**	**229**	**1,647**
Total remuneration	**1,154**	**720**	**720**	**499**	**499**	**3,592**
Non cash benefits	**14**	**10**	**18**	**11**	**11**	**64**
Total emoluments	**1,168**	**730**	**738**	**510**	**510**	**3,656**
2004						
Salaries and fees	565	375	375	–	–	1,315
Bonus	368	244	244	–	–	856
Total remuneration	933	619	619	–	–	2,171
Non cash benefits	13	11	18	–	–	42
Total emoluments	946	630	637	–	–	2,213

BONUS MATCHING PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the bonus matching plan by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 04	Rights granted during 2005	Market price of each share at date of grant £	Rights released during 2005	Rights held under plan at 31 Dec 05	Date of end of qualifying period
A J Applegarth	Jan 02	23,723	–	6.66	(23,723)	–	–
	Jan 03	52,253	–	6.10	–	52,253	Jan 06
	Jan 04	53,208	–	7.40	–	53,208	Jan 07
	Jan 05	–	47,618	7.73	–	47,618	Jan 08
D F Baker	Jan 02	21,621	–	6.66	(21,621)	–	–
	Jan 03	38,728	–	6.10	–	38,728	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
R F Bennett	Jan 02	21,621	–	6.66	(21,621)	–	–
	Jan 03	38,728	–	6.10	–	38,728	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
K M Currie	Jan 02	9,383	–	6.66	(9,383)	–	–
(appointed	Jan 03	22,130	–	6.10	–	22,130	Jan 06
5 January 2005)	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08
A M Kuipers	Jan 02	9,383	–	6.66	(9,383)	–	–
(appointed	Jan 03	22,130	–	6.10	–	22,130	Jan 06
5 January 2005)	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £1,138,922 was charged to the income statement (2004 £718,646).

DEFERRED SHARE SCHEME

Details of the Ordinary Shares over which the Directors have conditional rights under the deferred share scheme by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 04	Rights granted during 2005	Market price of each share at date of grant £	Rights released during 2005	Rights held under plan at 31 Dec 05	Date of end of qualifying period
A J Applegarth	Jan 02	27,778	–	6.66	(27,778)	–	–
	Jan 03	52,254	–	6.10	–	52,254	Jan 06
	Jan 04	53,208	–	7.40	–	53,208	Jan 07
	Jan 05	–	47,618	7.73	–	47,618	Jan 08
D F Baker	Jan 02	21,622	–	6.66	(21,622)	–	–
	Jan 03	38,730	–	6.10	–	38,730	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
R F Bennett	Jan 02	21,622	–	6.66	(21,622)	–	–
	Jan 03	38,730	–	6.10	–	38,730	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
K M Currie	Jan 02	9,384	–	6.66	(9,384)	–	–
(appointed	Jan 03	22,131	–	6.10	–	22,131	Jan 06
5 January 2005)	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08
A M Kuipers	Jan 02	9,384	–	6.66	(9,384)	–	–
(appointed	Jan 03	22,131	–	6.10	–	22,131	Jan 06
5 January 2005)	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £1,138,937 was charged to the income statement (2004 £727,662).

LONG TERM INCENTIVE PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the long term incentive plan by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 04	Rights granted during 2005	Market price of each share at date of grant £	Rights lapsed during 2005	Rights released during 2005	Rights held under plan at 31 Dec 05	Date of end of qualifying period
A J Applegarth	Jan 02	63,814	–	6.66	(17,421)	(46,393)	–	–
	Jan 03	86,066	–	6.10	–	–	86,066	Jan 06
	Jan 04	76,351	–	7.40	–	–	76,351	Jan 07
	Jan 05	–	80,854	7.73	–	–	80,854	Jan 08
D F Baker	Jan 02	47,297	–	6.66	(12,912)	(34,385)	–	–
	Jan 03	57,377	–	6.10	–	–	57,377	Jan 06
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	–	50,453	7.73	–	–	50,453	Jan 08
R F Bennett	Jan 02	47,297	–	6.66	(12,912)	(34,385)	–	–
	Jan 03	57,377	–	6.10	–	–	57,377	Jan 06
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	–	50,453	7.73	–	–	50,453	Jan 08
K M Currie	Jan 02	21,622	–	6.66	(5,903)	(15,719)	–	–
(appointed	Jan 03	32,787	–	6.10	–	–	32,787	Jan 06
5 January 2005)	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	–	34,929	7.73	–	–	34,929	Jan 08
A M Kuipers	Jan 02	21,622	–	6.66	(5,903)	(15,719)	–	–
(appointed	Jan 03	32,787	–	6.10	–	–	32,787	Jan 06
5 January 2005)	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	–	34,929	7.73	–	–	34,929	Jan 08

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £850,310 was charged to the income statement (2004 £616,041).

Rights released during 2005 represent awards granted in 2002 which matured in January 2005. 72.7% of shares originally awarded were released to participants, the remaining 27.3% of rights have lapsed.

Nichola Pease
Chairman, Remuneration Committee
28 February 2006

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The 2005 results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005 and which differ significantly to UK GAAP used in the preparation of previously reported financial statements.

Analysis of the results is complicated as a result of certain IFRS only having been applied from 1 January 2005. This means that the revised 2004 statutory results only include the impact of certain of the IFRS used in the preparation of the 2005 results. As a consequence we have included in comparisons set out in the Summary Financial Review, 2004 results prepared on a proforma basis, incorporating the impact of IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. This impact includes the treatment of interest income and fees and the reclassification of certain funding instruments from debt to non shareholders' equity but excludes the effects of accounting for derivatives under IFRS which differs from that applied under UK GAAP.

As a consequence of the introduction of IFRS the 2005 income statement is subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified and excluded from underlying results.

It is the Board's view that the 2005 underlying and 2004 proforma results provide a more appropriate assessment of the ongoing performance of the business.

FINANCIAL PERFORMANCE

Summary income statements shown on a reported statutory basis and on an underlying basis for 2005 and on a reported statutory and proforma basis for 2004 are set out as follows:

	2005		
	Statutory £m	Adjustments £m	Underlying £m
Net interest income	752.3	(45.5)	706.8
Other income	129.0	–	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	56.4	–
Total income	824.9	10.9	835.8
Administrative expenses	(249.4)	–	(249.4)
Covenant to The Northern Rock Foundation	(24.7)	(0.5)	(25.2)
Operating expenses	(274.1)	(0.5)	(274.6)
Impairment losses on loans and advances	(56.6)	–	(56.6)
Profit before taxation	494.2	10.4	504.6
Income tax expense	(144.9)	(3.0)	(147.9)
Profit for the year	349.3	7.4	356.7
Attributable to:			
Appropriations	48.6	–	48.6
Profit attributable to equity shareholders	300.7	7.4	308.1
Total	349.3	7.4	356.7
Earnings per share	72.5p		74.3p

	Statutory £m	2004 Adjustments £m	Proforma £m
Net interest income	466.9	145.8	612.7
Other income	252.3	(140.5)	111.8
Total income	719.2	5.3	724.5
Administrative expenses	(218.3)	1.4	(216.9)
Covenant to The Northern Rock Foundation	(21.6)	(0.5)	(22.1)
Operating expenses	(239.9)	0.9	(239.0)
Impairment losses on loans and advances	(48.5)	–	(48.5)
Impairment of fixed asset investments	4.5	–	4.5
Profit before taxation	435.3	6.2	441.5
Income tax expense	(125.8)	(1.9)	(127.7)
Profit for the year	309.5	4.3	313.8
Attributable to:			
Appropriations	–	42.6	42.6
Profit attributable to equity shareholders	309.5	(38.3)	271.2
Total	309.5	4.3	313.8
Earnings per share	74.9p		65.7p

2005 reported statutory profit before taxation for the year increased by 13.5% to £494.2 million with profit attributable to equity shareholders decreasing by 2.8% to £300.7 million. On the same basis return on equity was 19.3% (2004 – 21.6%) and the return on mean risk weighted assets 1.22% (2004 – 1.45%).

Based upon 2005 underlying results and the 2004 proforma results, profit before taxation increased by 14.3% to £504.6 million with profit attributable to equity shareholders increasing by 13.6% to £308.1 million. On the same basis return on equity was 20.8% (2004 – 20.9%) and the return on mean risk weighted assets 1.26% (2004 – 1.29%).

IMPORTANT NOTE:

The Summary Annual Report provides a substantial amount of information contained in the Annual Report and Accounts. For a fuller understanding of the Group's results and its state of affairs, you should consult the full annual accounts, the auditor's report on those accounts, and the full Directors' Report. A full copy of the Annual Report and Accounts can be obtained, free of charge, from the Company's registrar at Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 0LA. If you wish to receive copies of the Annual Report and Accounts in subsequent years, you may elect to do so by making a request in writing to the Company's registrar at the above address. Alternatively you may obtain the Annual Report and Accounts from the Northern Rock website www.northernrock.co.uk

SUMMARY DIRECTORS' REPORT

ACTIVITIES AND BUSINESS REVIEW

The principal activity of the Group is the provision of housing and property finance, savings and a range of related personal financial and banking services in the UK. A review of the business and future developments is given in the Chairman's Statement and the Chief Executive's Report.

RESULTS AND DIVIDENDS

Profit before taxation for the year ended 31 December 2005 was £494.2 million (2004 £435.3 million).

An interim dividend of 9.4p per share (2004 8.5p per share) was paid in October 2005. The Directors propose a final dividend of 20.7p per share (2004 18.0p per share) to be paid on 26 May 2006 to shareholders on the register at the close of business on 28 April 2006.

DIRECTORS

The following were Directors of the Company during the year:

Chairman	Dr M W Ridley
Executive Directors	A J Applegarth
	D F Baker
	R F Bennett
	K M Currie (appointed 5 January 2005)
	A M Kuipers (appointed 5 January 2005)
Non-Executive Directors	N A H Fenwick
	Sir Ian Gibson, CBE
	N Pease
	M J Queen (appointed 5 January 2005)
	R A Radcliffe, CBE (appointed 1 March 2005)
	Sir George Russell, CBE
	Sir Derek Wanless

CORPORATE GOVERNANCE

The Group places a high degree of importance on corporate governance and on how the Group conducts its affairs. A detailed report on corporate governance is contained in the Annual Report and Accounts.

CHARITABLE CONTRIBUTIONS

The Company covenants 5% of its annual pre-tax profits to The Northern Rock Foundation. The amount due in respect of the year ended 31 December 2005 amounts to £24.7 million. Of this amount, £14.7 million was paid in October 2005 with a further contribution of £10.0 million to be paid in May 2006. More information about the Foundation is available from:

THE NORTHERN ROCK FOUNDATION
The Old Chapel
Woodbine Road
Gosforth
Newcastle upon Tyne
NE3 1DD

Telephone: 0191 284 8412
Fax: 0191 284 8413

e-mail: generaloffice@nr-foundation.org.uk
Web: www.nr-foundation.org.uk

AUDITORS

The auditor's report on the financial statements and the auditable part of the Directors' Remuneration Report of the Group for the year ended 31 December 2005 was unqualified and did not include a statement under either section 237(2) or 237(3) of the Companies Act 1985.

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to re-appoint them will be proposed at the Annual General Meeting.

By order of the Board
C Taylor, Company Secretary
28 February 2006

SUMMARY CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2005

	2005 £m	2004 £m
Net interest income	**752.3**	466.9
Non interest income	**129.0**	252.3
Net hedge ineffectiveness	**(56.4)**	–
Total income	**824.9**	719.2
Administrative expenses	**(226.1)**	(200.1)
Depreciation and amortisation	**(23.3)**	(18.2)
Covenant to The Northern Rock Foundation	**(24.7)**	(21.6)
Operating expenses	**(274.1)**	(239.9)
Impairment losses on loans and advances	**(56.6)**	(48.5)
Impairment of fixed asset investments	–	4.5
Profit before taxation	**494.2**	435.3
Taxation	**(144.9)**	(125.8)
Profit for the year	**349.3**	309.5
Attributable to:		
Appropriations	**48.6**	–
Profit attributable to equity shareholders	**300.7**	309.5
Total profit attributable to equity holders of parent company	**349.3**	309.5
Earnings per Ordinary Share	**72.5p**	74.9p
Diluted earnings per Ordinary Share	**72.0p**	74.3p

SUMMARY CONSOLIDATED BALANCE SHEET

At 31 December 2005

	2005 £m	2004 £m
Assets		
Cash and balances with central banks	**69.2**	65.3
Derivative financial instruments	**1,449.8**	–
Loans and advances to banks	**5,073.8**	3,674.2
Loans and advances to customers	**70,239.9**	54,768.8
Available for sale securities	**5,377.1**	–
Debt securities	**–**	4,742.2
Equity shares and other variable yield securities	**–**	575.6
Intangible assets	**78.2**	73.1
Property, plant and equipment	**180.6**	170.5
Other assets, prepayments and accrued income	**239.9**	811.2
Total assets	**82,708.5**	64,880.9
Liabilities		
Deposits by banks	**1,536.8**	1,201.6
Customer accounts	**23,672.6**	20,393.7
Derivative financial instruments	**846.1**	–
Debt securities in issue		
Securitised notes	**31,156.4**	22,089.9
Covered bonds	**3,830.4**	1,339.0
Other	**17,147.8**	15,435.3
Other liabilities, accruals and deferred income	**843.4**	815.6
Provisions for liabilities and charges	**54.4**	52.5
Subordinated liabilities	**785.3**	1,515.7
Reserve capital instruments	**–**	300.0
Tier one notes	**223.9**	200.0
	80,097.1	63,343.3
Equity Shareholders' funds		
Called up share capital	**123.9**	123.9
Share premium account	**6.8**	6.8
Capital redemption reserve	**7.3**	7.3
Other reserves	**11.1**	(2.0)
Retained earnings	**1,426.5**	1,401.6
Total equity attributable to equity shareholders	**1,575.6**	1,537.6

SUMMARY CONSOLIDATED BALANCE SHEET (continued)
At 31 December 2005

	2005 £m	2004 £m
Non shareholders' funds		
Reserve capital instruments	**299.3**	-
Subordinated notes	**736.5**	-
Total non shareholders' funds	**1,035.8**	-
Total equity	**2,611.4**	1,537.6
Total equity and liabilities	**82,708.5**	64,880.9

The summary financial statement on pages 21 to 26 was approved by the Board on 28 February 2006 and signed on its behalf by:

Dr MW Ridley	AJ Applegarth	RF Bennett
Chairman	Chief Executive	Group Finance Director

BASIS OF PREPARATION

The 2005 Financial Statements have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005.

INDEPENDENT AUDITOR'S STATEMENT TO MEMBERS OF NORTHERN ROCK PLC

We have examined the summary financial statement of Northern Rock plc.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors are responsible for preparing the summary financial statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Summary Annual Report with the annual financial statements, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Summary Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

OPINION

In our opinion the summary financial statement is consistent with the annual financial statements, the Directors' Report and the Directors' Remuneration Report of Northern Rock plc for the year ended 31 December 2005 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP Newcastle upon Tyne
Chartered Accountants and Registered Auditors 28 February 2006

NOTES:

(a) The maintenance and integrity of the Northern Rock plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

2006

25 January 2006	Preliminary results for the year ended 31 December 2005
25 April 2006	Annual General Meeting
26 April 2006	Ex-dividend date for final dividend
28 April 2006	Record date for final dividend
26 May 2006	Payment date for final dividend
26 July 2006	Interim results for half year to 30 June 2006
27 September 2006	Ex-dividend date for interim dividend for 2006
29 September 2006	Record date for interim dividend
27 October 2006	Payment date for interim dividend

2007

24 January 2007	Preliminary results for the year ended 31 December 2006
24 April 2007	Annual General Meeting
25 April 2007	Ex-dividend date for final dividend for 2006 (provisional)
27 April 2007	Record date for final dividend (provisional)
25 May 2007	Payment date for final dividend
25 July 2007	Interim results for half year to 30 June 2007
26 September 2007	Ex-dividend date for interim dividend for 2007 (provisional)
28 September 2007	Record date for interim dividend (provisional)
26 October 2007	Payment date for interim dividend

Northern Rock plc

Form of Proxy – Annual General Meeting 25 April 2006

BEFORE COMPLETING THIS FORM, PLEASE READ THE GUIDANCE NOTES OVERLEAF.

Resolutions	For	Against	Vote Withheld
1 To receive the report and accounts	☐	☐	☐
2 To approve the Directors' Remuneration Report	☐	☐	☐
3 To declare a final dividend on the ordinary shares	☐	☐	☐
4 To re-elect Adam John Applegarth as a director	☐	☐	☐
5 To re-elect Sir Ian Gibson as a director	☐	☐	☐
6 To re-elect Sir Derek Wanless as a director	☐	☐	☐
7 To re-appoint PricewaterhouseCoopers LLP as auditors of the Company	☐	☐	☐
8 To authorise the directors to fix the remuneration of the auditors	☐	☐	☐
9 To authorise the Company to allot unissued shares	☐	☐	☐
10 To disapply pre-emption rights (*)	☐	☐	☐
11 To authorise the Company to purchase its own ordinary shares (*)	☐	☐	☐
12 To approve and authorise the Company to enter into the contingent share purchase contract with The Northern Rock Foundation and to purchase Foundation Shares (*)	☐	☐	☐

(*) Special Resolution

Fold Here

I/We hereby appoint the Chairman of the Meeting **OR** the following person (see note 1 overleaf):

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s). (See note 1 overleaf). (BLOCK CAPITALS)

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of Northern Rock plc (the "Company") to be held at 11.30 am on Tuesday, 25 April 2006 and at any adjournment of the Meeting. I/We wish my/our proxy to vote on the resolutions proposed at the Meeting as indicated on this form (see notes 7 and 8 overleaf).

Signature (Please sign in the box above)
Any one joint holder may sign

				2	0	0	6

Date

Kindly Note: This form is issued only to the addressee(s) and is specific to the unique Investor Code printed hereon. This form is not transferable between different shareholders. Neither the Company nor Capita IRG Plc accept any liability for any instruction that does not comply with these conditions.

If you wish to attend in person or have appointed a proxy to attend on your behalf please retain the attached attendance card for inspection.

Please fold this form once only along the mark indicated and return, using the pre-paid envelope provided. Alternatively you may choose to appoint your proxy electronically (see note 9 overleaf).

GUIDANCE NOTES ON COMPLETING THE FORM OF PROXY

1. As a member entitled to attend and vote, if you would prefer to appoint some person other than the Chairman of the Meeting as your proxy (who need not be a member of the Company), you should insert the full name of your proxy in the box on the front of this form. Please do not insert your own name(s).

2. To be valid this form of proxy together with any authority (see notes 4 and 5) must be signed and must be received by the Company's Registrar at Capita IRG Plc, PO Box 40, Beckenham, Kent, BR3 4GD by 11.30 am on Sunday, 23 April 2006. Please use the pre-paid envelope provided.

3. If someone signs this form of proxy on your behalf, the appropriate power of attorney must be lodged with the Company's Registrar.

4. A corporation must execute this form of proxy under its seal or under the hand of a duly authorised officer or attorney or other person authorised to sign it and the appropriate power of attorney or other authority must be lodged with the Company's Registrar.

5. In the case of joint holders the vote of the senior shall be accepted to the exclusion of that of the other joint holders. Seniority will be determined by the order in which the names of the joint holders stand in the register of members in respect of the joint holding.

6. A proxy need not be a member of the Company. Completion and return of the form of proxy will not prevent you from attending and voting at the Meeting in person.

7. Please place an X in the boxes overleaf indicating how you wish your votes to be cast on the resolutions (see Note 8 if you wish any of your votes to be withheld). Subject to any voting instruction given, the proxy will vote or may withhold his or her vote on any resolution as he or she may think fit. Unless otherwise instructed, the proxy may also vote or withhold his or her vote as he or she thinks fit on any other business which may properly come before the Meeting (including any motion to amend any of the resolutions). The full text of each resolution is set out in the Notice of the Meeting.

8. The "Vote Withheld" box is provided to enable you to abstain on any particular resolution. However, it should be noted that a "vote withheld" is not a vote in law and will not be counted in the calculation of the proportion of votes "for" and "against" a resolution.

9. To submit your proxy instructions electronically, click on www.shareregistrars-northernrock.co.uk and follow the online instructions. Alternatively, CREST members can submit their vote through the CREST electronic proxy appointment service. Please refer to note 1 on page 6 of the accompanying Notice under the heading 'Notes'.

IMPORTANT: In any case your instructions or proxy form must be received by the Company's Registrar no later than 11.30 am on Sunday, 23 April 2006.

Regulatory Announcement

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2006 SEP 21 A 8:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Annual Report and Accounts
Released	13:46 13-Mar-06
Number	7025Z

RNS Number:7025Z
Northern Rock PLC
13 March 2006

NORTHERN ROCK PLC

ANNUAL REPORT & ACCOUNTS 2005

The 2005 Annual Report and Accounts for Northern Rock plc are now available on the Company's website www.northernrock.co.uk.

\#See Tab 3: for copy of 2005 Annual Report and Accounts for Northern Rock plc.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Preliminary Results (1 of 3)
Released	07:00 25-Jan-06
Number	3861X

northern rock

RNS Number:3861X
Northern Rock PLC
25 January 2006

NORTHERN ROCK PLC

PRELIMINARY RESULTS

YEAR ENDED 31 DECEMBER 2005

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NORTHERN ROCK GROUP ANNUAL RESULTS

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NORTHERN ROCK GROUP ANNUAL RESULTS

Contents

NORTHERN ROCK GROUP ANNUAL RESULTS

Introduction

Statutory Results
The 2005 Preliminary Results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005. Certain of these IFRS are only effective from 1 January 2005, and therefore have not been used to restate the 2004 statutory based results. The results included on pages 22 to 38 represent the statutory results of the Group for the year ended 31 December 2005 and include the statutory comparatives reflecting only those standards which permit or require retrospective adoption, reflecting the voluntary exemptions of IFRS1.

Proforma Results
As a result of some IFRS not being required to be implemented until 1 January 2005, to aid comparability of the 2005 results with those of 2004, 2004 results have also been prepared on a proforma basis, incorporating the impact of IFRS where it is possible to determine what the impact would have been if the accounting changes had been effective in 2004. The proforma results, included on pages 44 to 57, include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity, but exclude the effects of hedge accounting under IFRS which differs from that applied under UK GAAP.

Underlying Results
The 2005 statutory results include the full effects of the introduction of fair value and hedge accounting following the adoption of IAS 32 and 39 with effect from 1 January 2005. Where appropriate, certain aspects of the results for 2005 are presented to reflect management's view of the underlying results for 2005 excluding the effects of fair value volatility and hedge ineffectiveness to provi a clearer representation of the underlying performance of the Group, in addition to the statutory results.

NORTHERN ROCK GROUP ANNUAL RESULTS

25 January 2006

Northern Rock plc today issued its Preliminary Results for the year ended 31 December 2005.

HIGHLIGHTS

Operating Performance

- Total underlying assets of £81.1 billion - an increase of 24.9% from December 2004 assets of £64.9 billion. Risk weighted assets grew by 14.2%

- Record gross lending of £26.9 billion - an increase of 15.2%, with record net lending of £14.6 billion - an increase of 12.6%

- Share of UK gross mortgage lending of 8.1% - up from 6.8% in 2004; net share of 14.4% - up from 11.2% in 2004

- 0.39% (31 December 2004 - 0.37%) of mortgage accounts 3 months or more in arrears - under half of industry average

- Record retail savings net intake of £2.8 billion (2004 - £0.9 billion) - over 3 times the total for 2004

Profits

- Underlying pre tax profits of £504.6 million, up by 14.3% compared with 2004 proforma

- Underlying profit attributable to shareholders of £308.1 million, up by 13.6% compared with 2004 proforma

- Statutory pre tax profits (including hedge ineffectiveness) up by 13.5% to £494.2 million

Costs

- Cost to asset ratio improved to 0.34% (from 0.37% in 2004)

- Cost to underlying income ratio improved to 29.8% (from 29.9% proforma in 2004)

Pension Fund

- IAS 19 pension fund deficit substantially eliminated by special contributions made in December 2005 and January 2006 amounting in total to £65.0 million

Shareholder Value

- Underlying return on equity of 20.8% and 19.3% on a statutory basis

- Underlying EPS of 74.3p - an increase of 13.1%

- Final dividend per share of 20.7p - giving a total dividend per share of 30.1p, an increase of 13.6%

Social Responsibility

- The Northern Rock Foundation - supporting charitable causes - to receive £24.7 million

NORTHERN ROCK GROUP ANNUAL RESULTS

Adam J Applegarth, Chief Executive, said:

"In 2005, Northern Rock continued to achieve its strategic targets and is well placed to continue to do so. Lending, dominated by low risk residential mortgages, has been strong resulting in underlying total balance sheet assets growing to £81.1 billion, an increase of 24.9%. Underlying pre tax profits rose by 14.3% to £504.6 million, attributable profit grew by 13.6% to £308.1 million and return on equity on the same basis was 20.8%. All this was achieved in a year when income was deferred and cost write-off accelerated under IFRS, meaning 2005 was a year of very good performance.

We do not expect to see a significant deterioration in credit quality going forward. We have low levels of arrears, strong credit risk management and a low

risk balance sheet. We have continued to provide, prudently, for loan losses using our Basle II based impairment models.

Capital efficiency and risk management have been enhanced following our innovative Whinstone transaction resulting in the sale of the majority of first loss positions previously held in respect of our pre 2005 securitisations. We expect similar transactions going forward which will mitigate the risk of credit default and enable a closer alignment of regulatory and credit rating levels of capital as Basle II is introduced.

Northern Rock submitted its waiver application for IRB approval before the year end and is well positioned to take advantage of the introduction of Basle II. Our business model remains extremely robust and continues to deliver good shareholder value."

OPERATIONAL REVIEW

Introduction

The 2005 Preliminary Results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005 and which differ significantly to UK GAAP used in the preparation of previously reported financial statements.

Analysis of the results is complicated as a result of certain IFRS only having been applied from 1 January 2005. This means that the revised 2004 statutory results only include the impact of certain of the IFRS used in the preparation of the 2005 results. As a consequence we have included, on pages 44 to 57, 2004 results prepared on a proforma basis, incorporating the impact of IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. This impact includes the treatment of interest income and fees and the reclassification of certain funding instruments from debt to non shareholders' equity but excludes the effects of accounting for derivatives under IFRS which differs from that applied under UK GAAP.

Full reconciliations of the effect of the introduction of IFRS together with full details of the accounting policies for 2005 will be included in the full 2005 Annual Financial Statements and were included in the Interim Results released on 28 July 2005. The Interim Results are available on the Company's website www.northernrock.co.uk.

As a consequence of the introduction of IFRS the balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable management's view of underlying performance to be separately identified. Further detail is given on page 14.

Overview

Strong lending volumes continued throughout 2005 resulting in underlying total assets of £81.1 billion at the year end, an increase of 24.9% compared with 31 December 2004. Estimated residential net lending market share at 14.4% for the full year, exceeded both the 11.2% share achieved in 2004 and the 13.5% achieved in the first half of 2005, confirming Northern Rock's ability to achieve growth targets in a competitive mortgage market. Commercial lending and standalone personal unsecured lending grew more slowly reflecting our low appetite for

risk. Asset quality also remained robust across all loan portfolios.

The strong performance of our retail funding seen in 2004 and the first half of 2005 continued, resulting in net inflows for the year of £2.8 billion. Our successful securitisation issues raised a net £8.8 billion and contributed further to our capital management. Capital efficiency has also been enhanced by the sale of a significant part of our securitisation vehicles' retained first loss risk in the Whinstone transaction, following which our senior unsecured credit rating outlook was changed from neutral to positive by Standard & Poor's.

Profit before tax (underlying) rose by 14.3% and profit attributable to shareholders (underlying) rose by 13.6% from last year - ahead of consensus. Underlying return on equity at 20.8% remained well within our strategic target range of 19% to 22%.

Lending

During 2005 Northern Rock again achieved record levels of total lending. Total gross lending was £26,879 million, an increase of 15.2% (2004 - £23,342 million), with total net lending of £14,555 million, an increase of 12.6% (2004 - £12,932 million). Prospects for 2006 are good, with a total opening pipeline of £5,300 million (1 January 2005 - £5,105 million) including a residential lending pipeline of £5,005 million (1 January 2005 - £4,891 million). The 2006 opening pipeline reflects a 6% improvement in the time applications remain in the lending pipeline. Improved customer retention reduces the need to grow gross lending significantly as we move towards achieving the centre of our asset growth target range.

The composition of our lending portfolios has continued to be low risk. At 31 December 2005, 90% of our loans to customers were residential secured loans (31 December 2004 - 89%), 2% commercial secured loans (31 December 2004 - 3%) and 8% (31 December 2004 - 8%) within our personal unsecured portfolios. This mix is not expected to change significantly going forward.

An analysis of new lending by portfolio is set out in the following table:

£ millions	Residential	Commercial	Unsecured	Total
2005				
Gross	23,618	408	2,853	26,879
Net	13,350	5	1,200	14,555
2004				
Gross	20,051	499	2,792	23,342
Net	11,383	182	1,367	12,932

Residential - UK market

The UK residential lending market improved in the second half of 2005 resulting in estimated gross lending for the year of £287 billion, broadly unchanged from the £291 billion recorded in 2004. Gross lending associated with housing transactions and equity withdrawal represents around 55% of lending with 45% driven by remortgage activity. Whilst the former will vary with volumes of home moving transactions and house price inflation, the latter does not due to increased market liquidity following the removal of overhanging early repayment charges. The two components will continue to provide a substantial and robust gross lending market for us to be able to achieve our lending targets. The slow down in the housing transaction market during 2005 has, however, resulted in estimated net lending being down 9% at £92 billion (2004 - £101 billion). UK house prices remained stable throughout 2005. Although the latter part of 2005 saw an increase in housing transactions, we expect 2006 transactions to be similar to those achieved in 2005, with low single digit house price appreciation, in line with the growth in average earnings.

Residential - Northern Rock performance
Against this background, we achieved gross residential lending of £23,618 million (2004 - £20,051 million) and net residential lending of £13,350 million (2004 - £11,383 million), representing increases of 17.8% and 17.3% respectively. Our estimated share of UK gross residential lending for 2005 was 8.1% and our market share of net residential lending was 14.4%. This compares with 8.0% and 13.5% respectively for the first half of 2005, and 6.8% and 11.2% for 2004 in total. Our share of redemptions for the year was 5.2% (2004 - 4.5%), again lower than our closing share of mortgage stock of around 6.4% (31 December 2004 - 5.5%). This reflects the continued success and strengthening of our pro-active customer retention process and our fair and transparent policy of allowing existing customers, subject to their contractual terms, to transfer their loan to any product available to new borrowers.

Lending (continued)

In 2005, 90% of our gross residential lending was originated via the indirect market (2004 - 88%). This reflects the increasing importance of mortgage clubs and networks, with whom we are even more closely aligned following the introduction of statutory mortgage regulation in the last quarter of 2004, and improvements in service levels and access through our on-line trading platform.

The profile of our new lending has remained low risk despite strong growth in volumes. There was a slight increase in the proportion of lending to first time buyers to 24% (2004 - 21%) reflected in increased volumes of "together" lending. 76% (2004 - 79%) of new customers continued to have a proven payment track record. The impact of this trend has been to increase the average Loan to Value ratio ("LTV") of new lending in 2005 to 78% compared with 76% in 2004. Similarly new lending at or below 90% LTV was 70% (2004 - 77%) of completions. The average indexed LTV of our mortgage book is now 58% (31 December 2004 - 53%) which continues to provide strong cover in the event of default. We have minimal exposure to large loans with only 3.4% of new loans over £500,000 (2004 - 3.5%) and have a good spread of geographic risk.

We offer customers a wide range of innovative and attractive products including lifestyle products and traditional price-led products. Most of our products also have inbuilt flexibility giving customers the opportunity to overpay, make redraws and subject to advance agreement and after a qualifying period, take payment holidays. Our lifestyle products comprise our "together" family of products, Lifetime and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Gross lending of "together" products amounted to £7.0 billion of which £6.1 billion were advances secured on residential property representing 28.7% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages have increased to 20.6% of our mortgage portfolio (31 December 2004 - 18.2%).

Our Lifetime range is aimed at homeowners aged 60 and over who wish to utilise equity in their homes to enhance their lifestyle. Such lending accounted for 1.4% of gross new residential lending (2004 - 1.8%), with outstanding Lifetime balances representing 3.0% (31 December 2004 - 3.1%) of our mortgage balances.

Residential Buy to Let lending is focussed on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.9% of our mortgage portfolio at 31 December 2005 (31 December 2004 - 4.0%) and for 7.1% (2004 - 6.4%) of gross new residential lending.

In total our family of lifestyle products, which are margin enhancing, represented 37.2% (2004 - 28.9%) of our gross new residential lending and 28.5% of mortgage balances at 31 December 2005 (31 December 2004 - 25.3%).

Of our traditional price-led mortgage products, fixed rate mortgages remained

the most popular with 25.3% (2004 - 46.4%) of total new lending accounted for by short term fixed rate products up to two years, and 28.8% (2004 - 7.5%) by longer term fixes, normally up to five years. The increased demand for longer term fixed rate products reflected competitive pricing led by attractive longer term swap rates.

Lending (continued)

Unsecured
Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

£ millions	Standalone Unsecured	Together Unsecured	Total
2005			
Gross	1,970	883	2,853
Net	744	456	1,200
2004			
Gross	2,068	724	2,792
Net	1,104	263	1,367

Standalone unsecured gross lending has slowed in line with the number of borrowers who satisfy our credit score and our risk appetite. Net lending has shown a further reduction as the portfolio matures and redemptions and repayments naturally increase.

Volumes of new "together" unsecured lending increased below the rate of growth of "together" mortgage lending due to the cap of £30,000 on the value of the unsecured element of "together" loans. At 31 December 2005, our unsecured lending balances were £5,789 million (31 December 2004 - £4,581 million) of which 40.0% (31 December 2004 - 40.3%) represented "together" unsecured advances.

Commercial
Competition in the commercial secured lending market remained strong throughout 2005 with certain lenders being particularly aggressive on price and LTV levels at which they are prepared to lend. Both gross and net lending within our commercial lending portfolio slowed as a result of maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £408 million (2004 - £499 million) with net lending of £5 million (2004 - £182 million).

Arrears and Possessions

The arrears position of each of our personal lending portfolios based upon numbers of accounts three months or more in arrears is set out in the following table:

	Residential	Standalone Unsecured	Together Unsecured	CML Residential Average
31 December 2005	0.39%	0.98%	0.84%	0.87%
31 December 2004	0.37%	1.04%	0.78%	0.80%

Note: CML Residential Average arrears shown at 30 June 2005 and 31 December 2004. Source: Council of Mortgage Lenders.

Residential accounts three months or more in arrears at 0.39% remained well

below half the CML residential average of 0.07% at 30 June 2005 (31 December 2004 - 0.80%) and only marginally ahead of the equivalent figure of 0.37% at the end of 2004. The "together" secured three months plus arrears.

Arrears and Possessions (continued)

increased to 0.84% at 31 December 2005 (31 December 2004 - 0.77%) but remained around the CML average for residential lending.

At 31 December 2005, properties in possession had increased to 576, representing only 0.09% of all accounts compared with 181 (0.03%) at the end of 2004 in line with our policy of rapid movement towards recovery where it is clear the borrower is unwilling to maintain payments and where we have higher risk.

Standalone personal unsecured loan arrears remain significantly better than industry average, reflecting our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. Three months plus arrears finished the year at 0.98%, below that reported at the half year and at the end of December 2004, although greater collections activity was required compared with 2004. On an industry-wide view indebtedness of customers seems to have stabilised. In our loan portfolios indebtedness has begun to decline and collection activity in the last quarter became a little easier.

At 31 December 2005 only 10 of our commercial loans (0.42% of accounts) with balances outstanding of £5.8 million were three months or more in arrears compared with 8 accounts (0.31%) with outstanding balances of £6.3 million at 31 December 2004.

Funding

Northern Rock has established four distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. Flows of new funding and closing balances are shown in the following table:

£ millions	Retail	Non-Retail	Securitisation	Covered Bonds
2005				
Net flow	2,809	2,317	8,831	2,378
Closing balances	20,104	22,253	31,156	3,830
2004				
Net flow	896	2,770	7,234	1,341
Closing balances	17,290	19,740	22,090	1,339

Note: Net flow in 2005 represents net cashflows excluding fair value adjustments. Closing balances at 31 December 2005 are stated including fair value adjustments.

Retail

Retail funding comprised a total inflow of funds of £2,809 million, including interest credited of £565 million and builds on the successful funding in the first half of 2005 of £1,716 million, again demonstrating the strength and diversity of our retail franchise. 2005's net inflow represents over three times the net inflow of £896 million achieved in 2004.

Funding during the year was largely into our Silver Savings account for the over 50s, launched in September 2004 and supplemented in 2005 by the introduction of a 30 day notice account. Balances in our Ireland based operation rose 63% to £1,026 million (31 December 2004 - £628 million), with £1,940 million (31 December 2004 - £1,871 million) in our Guernsey based off-shore vehicle.

Closing balances of £20.1 billion represent 65.8% of our non-securitised lending portfolios (31 December 2004 - 52.6%).

Non-Retail
Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. During the first half we repaid net £2.2 billion, mainly short term funds, following securitisation issues. In the second half we raised a net £4.5 billion, leaving a full year net funding of £2.3 billion.

During the year, we raised £2.6 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the US, Europe and Asia. This included a US$1.75 billion
Extendible Quarterly Securities issue sold to domestic US investors and a US$1.5 billion Floating Rate Notes issue sold in Asia and Europe. In January 2006, we have raised a further US$2.0 billion Extendible Securities, with over 60% of funds raised from investors new to the Northern Rock Extendible programme.

Key developments in short term funding included the establishment of a CAD$2 billion Canadian Commercial Paper programme which provides access to domestic Canadian investors. This programme had outstanding balances of CAD$850 million at 31 December 2005.

Securitisation
Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During 2005 four residential mortgage-backed issues were completed raising £12.9 billion through our Granite vehicles. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages. We continue to diversify our investor base aided by comprehensive global investor roadshows. A second commercial mortgage securitisation (Dolerite) raising £600 million was also completed.

The last Granite issue of 2005 (a £3.75 billion deal) was priced at the lowest spread we have ever achieved, even tighter than previous deals completed in the year and significantly below the cost of older deals being replaced.

Already in 2006 we have completed a £6.0 billion residential mortgage-backed securitisation issue, which was heavily oversubscribed. (Details are set out in a separate Stock Exchange announcement released today - 25 January 2006.)

At 31 December 2005 advances to customers subject to securitisation amounted to £39.1 billion (31 December 2004 - £21.9 billion), representing 56% (31 December 2004 - 40%) of our total lending portfolios.

Covered Bonds
In 2005 we raised €3.5 billion (£2.4 billion) from two further issues from our €10 billion covered bond programme established in 2004. This provided further ongoing diversification of the investor base. The second transaction raised funds with a maturity of 15 years priced at mid swaps plus 11bps helping to lower the average cost of new funding. The covered bonds are secured by a pool of ring-fenced residential mortgages. The credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions (Graphite) providing further capital benefits.

Assets

Total assets on a statutory and underlying basis (excluding fair value adjustments) are set out in the following table:

£ millions	31 December 2005	31 December 2004
Statutory	82,709	64,881

Underlying	81,057	64,881

On an underlying basis total assets are 24.9% higher than at the previous year end and on a statutory basis have increased by 27.5%.

Treasury

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. At 31 December 2005, 97% (31 December 2004 - 96%) of our Treasury investment portfolios comprised assets which are rated single A or better. We continue to have no exposure to emerging markets or non-investment grade debt.

Total Income and Margins

The introduction of IFRS in 2005 results in significant changes in the presentati and reporting of interest and non-interest income. Upfront lending fees are now spread over the expected life of a loan and included in interest income resulting in a deferral of reported income. Introducer fees are also now recognised within interest income and spread over the expected life of a loan, rather than the life of the customer relationship, resulting in an acceleration of the recognition of the cost. Mortgage incentives continue to be offset against interest income but are now spread over the expected life of a loan rather than over the early repayment charge period. In addition, following the re-classification of certain instruments from debt to equity, the coupon payable on these instruments is now excluded from interest expense. As these accounting changes were introduced on a statutory basis with effect from 1 January 2005 we have prepared comparable 2004 figures on a proforma basis as well as on the statutory basis.

The following table shows net interest income and total income on a statutory and proforma basis for 2004 and on a statutory (excluding hedge ineffectiveness) and underlying basis (see notes 3 and 4) for 2005.

£ millions	Statutory 2005	Underlying 2005	Statutory 2004	Proforma 2004
Net interest income	752.3	706.8	466.9	612.7
Other income	129.0	129.0	252.3	111.8
Total income	881.3	835.8	719.2	724.5

On a statutory basis, total income in 2005 amounted to £881.3 million (excluding hedge ineffectiveness) representing an increase of 22.5% over statutory total income in 2004. On this basis the ratio of total income to mean total assets at 1.19% compares with the 2004 ratio of 1.23%. Total income as a proportion of mean risk weighted assets at 3.34% compares with the 2004 ratio of 3.37%.

On an underlying basis total income in 2005 amounted to £835.8 million representi an increase of 15.4% over proforma total income in 2004. On this basis, the ratio of total income to underlying mean total assets at 1.15% compares with the 2004 ratio of 1.24%. Total income as a proportion of mean risk weighted assets at 3.41% compares with the 2004 ratio of 3.43%.

Total Income and Margins (continued)

Underlying interest margin at 0.97% compares with the 2004 ratio of 0.82% on a statutory basis and 1.07% on a proforma basis. The proforma basis is considered to be a more appropriate comparator as it is calculated on the same basis as the 2005 figures, including the impact of effective interest rate changes under IFRS. On this basis, interest margin for 2005 is 10bps lower than the full year in 2004 but only 3bps lower than in the first half of 2005. During 2004, 3 month Libor was on average 26bps higher than Bank Base Rate. Although this differential

reduced to 11bps on average during 2005, there continued to be an adverse [illegible]
on the price of our Libor related funding.

At 31 December 2005, the net value of fees deferred to future periods amounted to £292.0 million, compared with £238.2 million at 31 December 2004 on a proforma basis. This deferred income returns to the income statement over the life of loans, reducing the future dependence of income growth on volume growth.

Other income primarily comprises commission generated on sales of third party products such as building and contents and payment protection insurance together with administration fees not included within interest margin. During 2005, we improved our product range and sales process for payment protection insurance. By offering a wider range of products which better match customer needs and by lowering prices we have arranged better protection to more customers.

Expenses

Total operating expenses amounted to £249.4 million representing an increase of 14.2% over statutory operating expenses of £218.3 million and 15.0% over proforma operating expenses of £216.9 million for 2004. The increase of 15.0% compares with an increase in underlying assets of 24.9% over the year and a rise in underlying total income of 15.4%, resulting in a cost to asset ratio of 0.34% (2004 statutory - 0.37%, proforma - 0.37%) and a cost to underlying income ratio of 29.8% (2004 statutory - 30.4%, proforma - 29.9%).

At the half year stage the cost to underlying income ratio had risen to 30.1% as a result of incremental regulatory costs being incurred in the first half of 2005 with no corresponding cost in the equivalent period in 2004. In the second half of 2005, underlying income growth of 17.5%, compared with the second half of 2004, exceeded cost growth of only 12.4%, resulting in a 2005 second half cost to underlying income ratio of 29.6%.

Included in the 2005 operating expenses are approximately £10 million of recurring incremental costs (2004 - £3.6 million) in relation to the full year impact of increased regulatory requirements. These have been absorbed in our cost base and so going forward we expect the rate of cost growth to slow, cost growth to be at the bottom end of the one half to two thirds of asset growth range and income growth to exceed cost growth.

Social Responsibility - The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. The covenant from 2005 profits amounts to £24.7 million (31 December 2004 - £21.6 million), resulting in approximately £145 million having been donated since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

Loan Loss Impairment

Although there are similarities between the bases for determining loan loss impai provisions under UK GAAP and IFRS, the latter is more prescriptive. In 2005, we enhanced our loan loss impairment methodologies incorporating risk and performanc data captured in and generated by our Basle II capital systems. As stated at the half year stage, following the introduction of the improved methodologies, a reassessment of loan loss impairment provisions was made to reflect more accurate the risk profile of our loan portfolios. Following this one-off reassessment, loa loss impairment provisions were reduced by £10.3 million for the residential port and by £9.8 million in our commercial lending portfolio and increased by £20.1 mi in respect of our unsecured loans.

The 2005 charge for loan loss impairment amounted to £56.6 million (2004 - £48.5

million) representing 0.09% of mean advances to customers (2004 - 0.10%). The combination of high quality lending, low interest rates, low arrears and continue strong average LTV of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Provisions for the commercial secured lending portfolio are consistent with portfolio performance and economic conditions for this sector.

The growth in loan loss impairment provision balances against our personal unsecured credit portfolios reflects growth in balances and the maturing nature of the portfolios. As a result, total loan loss impairment provision balances for these portfolios have increased to £87.1 million (31 December 2004 - £78.4 million) with total cover of 1.48% (31 December 2004 - 1.68%).

Hedge Ineffectiveness

Following the introduction of IFRS, all derivatives entered into by Northern Rock, which under UK GAAP were held off balance sheet, are now recorded on the balance sheet at full fair value with any fair value movements being taken to the income statement. Where effective hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in the fair value of the underlying instrument being hedged. Any ineffectiveness arising from different movements in fair value will trend to zero over time and so any recorded ineffectiveness in any accounting period is excluded from underlying results in that accounting period.

In addition, Northern Rock enters into certain derivative contracts, which althou efficient economically, cannot be included in effective hedge accounting relation Consequently, although the implicit interest cost of the underlying instrument and associated derivative are included in net interest income in the income statement, fair value movements of future cashflows on such derivatives are recorded in "Net hedge ineffectiveness and other unrealised fair value gains and losses" on the face of the income statement and are excluded from underlying results as these fair value adjustments are not realised in the current accountin period. The same treatment also applies to the revaluation at each balance sheet date of economically hedged foreign currency liabilities.

The over-riding objective of the presentation of underlying results is to show the underlying interest income / expense of hedged instruments and to exclude future fair value adjustments from current performance measurement.

In 2005, the income statement shows "Net hedge ineffectiveness and other unrealis fair value gains and losses" as a negative figure of £56.4 million. This reduces to £10.9 million negative after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income. At 30 June 2005 the equivalent figures were £33.3 million positive and £57.6 million positive respect

Taxation

The effective tax rate in 2005 was 29.3% (2004 - 28.9%). We continue to anticipate, with a corporation tax rate of 30% and HMRC's stance on tax planning, that the ongoing effective tax rate will trend towards 30.0% in the medium term.

Profits and EPS

To aid comparison of the 2005 results with those of 2004 we have prepared 2004 comparatives on a statutory basis and on a proforma basis. In addition, management's view of the underlying 2005 results is also presented. Details of profit before tax, profit attributable to shareholders and earnings per share on these bases are set out in the following table:

	Statutory 2005	Underlying 2005	Statutory 2004	Proforma 2004
PBT £m	494.2	504.6	435.3	441.5
Attributable profit £m	300.7	308.1	309.5	271.2
EPS p/share	72.5	74.3	74.9	65.7

The reconciliation between 2005 statutory and underlying results is set out in note 2 of the Preliminary Results (page 28 statutory results, page 48 proforma results).

Underlying 2005 profit before tax of £504.6 million represents an increase of 14.3% over 2004 proforma profit before tax, with underlying attributable profit rising by 13.6% to £308.1 million. Compared with the 2004 statutory results, 2005 statutory profit before tax of £494.2 million represents an increase of 13.5% over the equivalent figure for 2004 and an increase of 11.9% over the 2004 proforma figure

Return on equity for 2005 was 20.8% on an underlying basis and 19.3% on a statutory basis compared with 20.9% in 2004 on a proforma basis and 21.6% on a statutory basis.

Whinstone Transaction

In November 2005, Northern Rock completed its first Whinstone transaction transferring around 80% of the reserve fund risk relating to pre 2005 Granite residential mortgage securitisations to third party investors, therefore reducing the potential exposure to downturn credit risk. The transaction reduces the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital; an important step in advance of Basle II. By retaining a small portion of the first loss, Northern Rock continues to align the interests of securitisation investors and the Company and demonstrates its confidence in the credit performance of the mortgage portfolios.

Net interest income, total income and pre tax profits were affected by the interest cost of this transaction for two months in 2005 and will be affected on a full year basis thereafter. This additional cost will be largely offset by savings in appropriations due to not having to raise subordinated debt to support securitisation capital deductions. Underlying attributable profits will therefore not be significantly affected by this transaction.

Whinstone Transaction (continued)

Following the announcement of the transaction Standard & Poor's changed the Northern Rock senior unsecured credit rating outlook from neutral to positive. The £423 million transaction, included within securitised notes in issue, is by f the largest transaction of its type ever completed in the international markets and has been awarded European Securitisation deal of the year by IFR magazine. It is our intention to continue to utilise this type of transaction on an ongoing

Dividends

In line with our dividend policy of a payout ratio of approximately 40% of sustainable underlying attributable profits, cover of 2.5 times, the proposed final dividend is 20.7p per share payable on 26 May 2006 to shareholders on the register on 28 April 2006. This, combined with the interim dividend of 9.4p, results in a total dividend for 2005 of 30.1p per share, an increase of 13.6% over the 2004 total dividend of 26.5 pence per share.

Capital

At 31 December 2005, total capital amounted to £3,224 million resulting in a total capital ratio of 12.3%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,033 million and the Tier 1 ratio 7.7%. The restated equivalent ratios at 31 December 2004 on a statutory basis were 14.0% and 8.7% and on a proforma basis were 13.5% and 8.0% respectively.

In December 2005, we submitted our application seeking waiver from the FSA to permit us to adopt the Retail Internal Ratings Based approach to Basle II, which is planned to commence on 1 January 2007. We intend to initially adopt the Standardised Approach to Operational Risk.

Our low risk balance sheet means that we expect to achieve significant reductions in the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result, subject to consultation with the FSA and credit rating agencies, in future capital efficiencies. In the first three years of the operation of Basle II, transitional arrangements will apply such that any capital relief will be introduced gradually with a potential maximum 20% reduction in capital by the end of the transition period.

Pension Fund

Whilst almost fully funded on an actuarial basis, the average deficit of the Northern Rock Pension Fund throughout 2005 using the IAS19 basis of calculation was £65.0 million. At the end of 2005, this deficit would have grown to around £74.4 million without corrective action, reflecting in particular volatility arising from the use of point in time assumptions about return on assets and discount rates. The defined benefit element of the fund is a closed fund, and as we get closer to the end of the fund's life, the IAS19 deficit will become realised. Consequently, we have decided to eliminate the average 2005 deficit. This has been achieved by an initial additional contribution of £20.0 million in December 2005, with the balance of £45.0 million paid in January 2006.

As a result of the above, the IAS 19 deficit at 31 December 2005 is £54.4 million, which reduces by £45.0 million to £9.4 million after the payments made in January 2006. The impact of these contributions will be minimal on the Group's earnings but will reduce the risk of significant increases in pension cost in the future.

Outlook

We expect UK gross residential lending in 2006 to be similar to 2005 at around £300 billion, underpinned by a stable housing market and sustained remortgage activity. Economic conditions will remain fundamentally supportive, with interest rates remaining low during 2006.

Following two years of growth of assets at the top of our strategic range of 20% +/- 5% we intend that over the next two to three years the rate of growth of asse will move to the centre of the range, assisting both operational and capital efficiency. Also as income deferred under IFRS is recognised in the income statement and margins stabilise we expect to see underlying earnings growth move back to at least the centre of our strategic range of 15% +/- 5%. Our strategic target for return on equity of 19% to 22% is also confirmed.

Cost efficiency ratios should continue to improve as cost growth returns to below income growth and at the lower end of the target of one half to two thirds of asset growth despite continuing our usual policy of investing in new infrastructure for the future.

Risk management and credit quality remains paramount to Northern Rock's business,

which will remain dominated by good quality prime residential mortgages. Whilst the extremely benign credit conditions of the last few years are unlikely to continue they are not expected to deteriorate significantly. This, together with increased focus on arrears management and sound provisioning policies, should ensure that loan loss impairment provisions will not increase markedly.

Capital efficiency will continue to benefit from further sales of securitisation reserve fund risk and in the future by the reduction in capital risk weightings under Basle II.

Our business model remains on track to deliver all of our strategic targets in terms of asset and profit growth, returns on equity and cost efficiency. This will benefit employees, customers and shareholders.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Preliminary Results (2 of 3)
Released	07:00 25-Jan-06
Number	3865X

RNS Number:3865X
Northern Rock PLC
25 January 2006

Page 18

NORTHERN ROCK PLC

ANNUAL RESULTS

YEAR ENDED 31 DECEMBER 2005

STATUTORY INFORMATION

Page 19

NORTHERN ROCK GROUP ANNUAL RESULTS

THIS PAGE LEFT INTENTIONALLY BLANK

Page 20

NORTHERN ROCK GROUP ANNUAL RESULTS

FINANCIAL HIGHLIGHTS - STATUTORY

Key Performance Figures	2005 £m	2004 £m
Gross lending	26,879	23,342
Net lending	14,555	12,932
Net retail funding	2,809	896
Securitisation issues	13,464	11,122
Covered bond issue	2,378	1,341
Net non-retail funding	2,317	2,770
Key Ratios - Balance Sheet	%	%
Balance sheet growth	27.5	24.9
Growth in risk weighted assets	14.2	17.3
Total capital ratio	12.3	14.0
Tier 1 ratio	7.7	8.7
Key Ratios - Income and Expense	%	%
Total income : mean risk weighted assets	3.34	3.37
Interest margin	1.03	0.82
Cost to income ratio	30.2	30.4
Cost to mean asset ratio	0.34	0.37
Impairment charge as % of mean advances to customers	0.09	0.10
Pre tax profit growth	13.5	n/a

Effective tax rate	29.3	28.9
Post tax profit growth	12.9	n/a
Attributable profit growth	(2.8)	n/a
Post tax return on mean equity	19.3	21.6
Post tax return on mean risk weighted assets	1.22	1.45
Post tax return on mean assets	0.41	0.53

Shareholder Information	p/share	p/share
Earnings per share	72.5	74.9
Growth in earnings per share (%)	(3.2)	n/a
Dividend per share - interim paid and final proposed	30.1	26.5
Growth in dividend per share (%)	13.6	13.7

Page 21

NORTHERN ROCK GROUP ANNUAL RESULTS

Notes

1. 2004 ratios have been restated to reflect the impact of IFRS. Profit growth ratios for 2004 have not been calculated as 2003 results have not been restated under IFRS.

2. Balance sheet growth in 2005 represents the growth in balance sheet assets between 31 December 2004 and 31 December 2005.

3. Post tax returns are calculated by reference to profit attributable to equity shareholders.

Page 22

NORTHERN ROCK GROUP ANNUAL RESULTS

FINANCIAL INFORMATION

STATUTORY CONSOLIDATED INCOME STATEMENT

	Note	2005 (Unaudited) £m	2004 (Unaudited) £m
Interest and similar income		4,056.7	2,989.4
Interest expense and similar charges		(3,304.4)	(2,522.5)
Net interest income	4	752.3	466.9
Fee and commission income		157.0	305.1
Fee and commission expense		(28.9)	(64.5)
Other operating income		0.9	11.7
		129.0	252.3
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	(56.4)	-
Total income	3	824.9	719.2
Administrative expenses		(226.1)	(200.1)
Depreciation and amortisation		(23.3)	(18.2)
Covenant to The Northern Rock Foundation		(24.7)	(21.6)
Operating expenses	6	(274.1)	(239.9)

Impairment losses on loans and advances	8	[illegible]	[illegible]
Impairment of fixed asset investments		-	4.5
Profit before taxation		494.2	435.3
Income tax expense		(144.9)	(125.8)
Profit for the year		349.3	309.5
Attributable to:			
Appropriations		48.6	-
Profit attributable to equity shareholders		300.7	309.5
Total		349.3	309.5
Earnings per share	11		
Basic earnings per share		72.5p	74.9p
Diluted earnings per share		72.0p	74.3p

Details of dividends are set out in note 10.

NORTHERN ROCK GROUP ANNUAL RESULTS

STATUTORY CONSOLIDATED BALANCE SHEET

	Note	2005 (Unaudited) £m	2004 (Unaudited) £m
Assets			
Cash and balances at central banks		69.2	65.3
Derivative financial instruments		1,449.8	-
Loans and advances to banks		5,073.8	3,674.2
Loans and advances to customers	13	70,239.9	54,768.8
Available for sale securities			
Investment securities		5,377.1	-
Debt securities		-	4,742.2
Equity shares and other variable yield securities		-	575.6
Intangible assets		78.2	73.1
Property, plant and equipment		180.6	170.5
Deferred income tax asset		57.5	14.1
Other assets		52.9	78.2
Prepayments and accrued income		129.5	718.9
Total assets		82,708.5	64,880.9
Liabilities			
Deposits by banks		1,536.8	1,201.6
Customer accounts	15	23,672.6	20,393.7
Derivative financial instruments		846.1	-
Debt securities in issue			
Securitised notes		31,156.4	22,089.9
Covered bonds	14	3,830.4	1,339.0
Other		17,147.8	15,435.3
Other liabilities		93.8	76.1

Current taxation liabilities		43.3	60.0
Accruals and deferred income		706.3	679.5
Provisions for liabilities and charges		54.4	52.5
Subordinated liabilities		785.3	1,515.7
Reserve capital instruments		-	300.0
Tier one notes		223.9	200.0
		80,097.1	63,343.3
Equity			
Shareholders' funds			
Called up share capital		123.9	123.9
Share premium account		6.8	6.8
Capital redemption reserve		7.3	7.3
Other reserves	17	11.1	(2.0)
Retained earnings		1,426.5	1,401.6
Total equity attributable to equity shareholders		1,575.6	1,537.6
Non shareholders' funds			
Reserve capital instruments		299.3	-
Subordinated notes		736.5	-
Total non shareholders' funds		1,035.8	-
Total equity		2,611.4	1,537.6
Total equity and liabilities		82,708.5	64,880.9

NORTHERN ROCK GROUP ANNUAL RESULTS

STATUTORY CONSOLIDATED CASHFLOW STATEMENT

	2005 (Unaudited) £m	2004 (Unaudited) £m
Net cash inflow from operating activities		
Profit before taxation	494.2	435.3
Adjusted for:		
Depreciation and amortisation	23.3	18.2
Impairment losses on loans and advances to customers	56.6	48.5
Other non cash movements	(303.9)	29.8
	270.2	531.8
Changes in operating assets		
Deposits held for regulatory or monetary control purposes	(2.0)	(6.5)
Loans and advances	(14,540.4)	(12,275.0)
Derivative financial instruments	(603.7)	-
Changes in other assets	545.7	(230.5)
	(14,600.4)	(12,512.0)
Changes in operating liabilities		

Net increase in debt securities in issue	13,270.4	10,953.9
Deposits from other banks	335.2	(199.5)
Due to customers	3,286.7	1,568.6
Other liabilities	(10.4)	(8.5)
Accruals and deferred income	49.7	83.1
Subordinated liabilities	-	396.1
Income taxes paid	(109.8)	(106.0)
	16,821.8	12,687.7
Cashflows from investing activities		
Net investment in intangible assets and property plant and equipment	(38.5)	(48.1)
Purchase of securities	(6,465.0)	(9,653.9)
Proceeds from sale and redemption of securities	6,108.4	8,900.9
	(395.1)	(801.1)
Cashflows from financing activities		
Equity dividends paid	(113.8)	(100.6)
Appropriations (including tax of £20.8 million)	(69.4)	-
	(183.2)	(100.6)
Net increase / (decrease)in cash and cash equivalents	1,913.3	(194.2)
Opening cash and cash equivalents	3,357.8	3,552.0
Closing cash and cash equivalents	5,271.1	3,357.8

THIS PAGE LEFT INTENTIONALLY BLANK

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retain earnin
Year ended 31 December 2004						
Profit for the year		-	-	-	-	309
Actuarial gains and losses	17	-	-	-	(2.0)	
Total recognised income and expense for the year		-	-	-	(2.0)	309
Note - reconciliation of movements in equity						
Total recognised income and expense for the year		-	-	-	(2.0)	309
Dividends	10	-	-	-	-	(100
Movement in own shares	16	-	-	-	-	8
Balance at 31 December 2003		123.9	6.8	7.3	-	1,183

Balance at 31 December 2004	123.9	6.8	7.3	(2.0)	1,401

NORTHERN ROCK GROUP ANNUAL RESULTS

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retain earnin
Year ended 31 December 2005						
Profit for the year		-	-	-	-	300
Changes in valuation of available for sale investments, net of tax	17	-	-	-	15.6	
Net profits on disposal transferred to net income, net of tax	17	-	-	-	(16.6)	
Net change in cash flow hedges, net of tax	17	-	-	-	(8.8)	
Actuarial gains and losses	17	-	-	-	(12.9)	
		-	-	-	(22.7)	300
Adoption of IAS 32 and IAS 39 - fair value adjustments		-	-	-	35.8	(179
Total recognised income and expense for the year		-	-	-	13.1	121
Note - reconciliation of movements in equity						
Total recognised income and expense for the year		-	-	-	13.1	121
Adoption of IAS 32 and IAS 39 - debt / equity reclassifications		-	-	-	-	
Dividends	10	-	-	-	-	(113
Appropriations		-	-	-	-	
Movement in own shares	16	-	-	-	-	17
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426

NORTHERN ROCK GROUP ANNUAL RESULTS

NOTES TO THE STATUTORY RESULTS

1. Basis of Preparation

The 2005 Prelijminary Results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005. The accounting policies adopted for use in the preparation of the 2005 Preliminary Results and for the 2005 Annual Financial Statements were included in the Interim Results released on 28 July 2005. The preparation of financial

statements in conformity with IFRS requires management to ... estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

2. Underlying Results

Underlying results for 2005 are reconciled to the IFRS statutory results in the following table.

	Profit before £m	Profit for the year £m	Profit attributable to equity shareholders £m
IFRS statutory results	494.2	349.3	300.7
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 5)	10.9	10.9	10.9
Impact of covenant to The Northern Rock Foundation	(0.5)	(0.5)	(0.5)
Associated taxation		(3.0)	(3.0)
Underlying results	504.6	356.7	308.1

Underlying results include the interest related fair value movements on forward exchange contracts and exclude the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

3. Total Income

	2005 £m	2004 £m
Reported total income	824.9	719.2
Adjustment:		
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 5)	10.9	
Underlying total income	835.8	
Mean total assets	73,794.7	58,414.7
Mean total assets (underlying)	72,968.8	n/a
Mean risk weighted assets	24,663.4	21,336.7
Underlying total income : mean total assets (underlying)	1.15%	n/a
Underlying total income : mean risk weighted assets	3.39%	n/a
Total income : mean total assets	1.12%	1.23%
Total income : mean risk weighted assets	3.34%	3.37%

Underlying total income includes the interest related fair value movements on forward exchange contracts and excludes the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

Underlying total assets exclude the effect of fair value adjustments.

4. Net Interest Income

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. For assets denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument. Average balances have been calculated on a monthly basis.

Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For assets and liabilities denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument.

4. Net Interest Income (continued)

	2005 £m	2004 £m
Interest income		
Secured advances	3,220.2	2,303.4
Other lending	337.0	323.5
Investment securities and deposits	499.5	362.5
	4,056.7	2,989.4
Interest expense		
Retail customer accounts	841.7	689.7
Other deposits and loans	2,398.7	1,714.5
Subordinated liabilities	53.7	85.5
Reserve capital instruments	(3.7)	19.8
Tier one notes	14.0	13.0
Interest expense as reported	3,304.4	2,522.5
Interest implicit in forward foreign exchange contracts	45.5	
Underlying interest expense	3,349.9	
Net interest income as reported	752.3	466.9
Underlying net interest income	706.8	

Average interest earning assets excluding

fair value adjustments	72,730.0	57,071.3
Average interest bearing liabilities excluding fair value adjustments	70,250.7	56,008.9
Underlying interest margin	0.97%	n/a
Underlying interest spread	0.81%	n/a
Interest margin as reported	1.03%	0.82%
Interest spread as reported	0.87%	0.73%

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract. The remainder of the contract is the difference between the full fair value of the contract and the interest element of the contract and represents the currency fair value element of the contract.

The full fair value of foreign exchange contracts, including both the interest and currency elements, is included in "Net hedge ineffectiveness and other unrealised fair value gains and losses" in the statutory results (note 5).

Included within interest income is an adjustment of £3.3m with respect to the unwind of the discount included in the impairment allowance under IFRS.

5. Net Hedge Ineffectiveness and Other Unrealised Fair Value Gains and Losses

	2005 £m	2004 £m
Fair value movements of future cashflows excluding interest flows on non-hedging derivatives	1,675.6	-
Translation gains and losses on underlying instruments	(1,693.7)	-
	(18.1)	-
Net hedge ineffectiveness excluding interest flows on fair value hedges	(38.3)	-
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	-
Interest implicit in forward exchange contracts (note 4)	45.5	-
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses	(10.9)	-

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency

assets and wholesale funding recorded at amortised cost and instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which no longer meet the hedge accounting criteria and consequently have been de-designated.

The fair value movements of future cashflows excluding interest flows on such derivatives are separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses"; together with the translation gains and losses on underlying instruments arising from the revaluation from foreign currency into sterling. The deemed interest flows on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest flows on fair value hedges represents the difference between changes in the fair value of future cashflows excluding interest flows of the hedging derivatives and the changes in the fair value of future cashflows excluding interest flows of the underlying hedged item

6. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation are as follows:

	2005 £m	2004 £m
Staff costs	144.5	119.6
Other expenses	81.6	80.5
Depreciation and amortisation	23.3	18.2
Total operating expenses	249.4	218.3

The average number of persons employed by the Group was as follows:

	2005	2004
Full time	4,569	3,916
Part time	1,210	1,064

7. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

	Mortgage incentives £m	Fees receivable £m	Fees payable £m
Balance at 1 January 2004	236.9	(13.2)	108.4
Amounts charged / paid	482.5	-	112.5
Released in the year	(440.1)	5.3	(37.1)
Balance at 31 December 2004	279.3	(7.9)	183.8
Balance at 31 December 2004	279.3	(7.9)	183.8
Adoption of IAS 39	33.5	(230.3)	(29.5)

Balance at 1 January 2005	312.8	(238.2)	154.3
Amounts charged / paid	637.2	(212.3)	132.4
Released in the year	(531.6)	158.5	(95.3)
Balance at 31 December 2005	418.4	(292.0)	191.4

8. Impairment Losses on Loans and Advances

	2005 £m	2004 £m
Impairment charge:		
Secured on residential property	7.0	(0.5)
Secured commercial	(7.1)	0.7
Unsecured	56.7	48.3
Total impairment charge	56.6	48.5
% of mean advances to customers	0.09%	0.10%

	2005 £m	2004 £m
Impairment allowance		
Secured on residential property	32.5	36.3
Secured commercial	4.7	12.2
Unsecured	87.1	78.4
Total impairment allowance	124.3	126.9
% of year end advances to customers	0.18%	0.23%

9. Residential Mortgage Arrears

	2005		2004	
	Cases	%	Cases	%
3 - 6 months	2,035	0.31	1,695	0.29
Over 6 - 12 months	540	0.08	422	0.07
Over 12 months	16	-	18	0.01
Total	2,591	0.39	2,135	0.37

10. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2005 pence per share	2004 pence per share
2003 final dividend	-	15.8

2004 interim dividend	-	8.5
2004 final dividend	18.0	-
2005 interim dividend	9.4	-
	27.4	24.3

The proposed final dividend in respect of 2005 amounts to 20.7 pence per share (£86.4 million). These Annual Results do not reflect this dividend payable.

	2005 £m	2004 £m
2003 final dividend	-	66.2
2004 interim dividend	-	35.2
2004 final dividend	74.7	-
2005 interim dividend	39.2	-
Less paid to ESOP trusts	(0.1)	(0.8)
	113.8	100.6

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on ordinary activities attributable to equity shareholders (see note 2) are as follows:

	2005	2004
Weighted average number of shares in issue	414.6m	413.0m
Basic EPS	72.5p	74.9p
Underlying EPS	74.3p	n/a

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of shares in issue	417.9m	416.6m
Diluted EPS	72.0p	74.3p
Underlying diluted EPS	73.7p	n/a

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.3 million (31 December 2004: 3.6 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

12. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each year.

	2005	2004

Type of lending		
Fixed rate (long term - over 2 years)	29	8
Fixed rate (short term - up to and including 2 years)	25	46
Discount	8	16
Cashback	1	1
Together	29	21
Lifetime	1	2
Buy to Let	7	6
Type of customer		
First time buyer	24	21
Next time buyer	39	42
Remortgage	37	37
Geographic spread		
North	15	15
Scotland	10	10
Midlands	25	24
South	50	51

13. Loans and Advances to Customers

	2005 £m	2004 £m
Advances secured on residential property not subject to securitisation	24,064.5	27,000.7
Advances secured on residential property subject to securitisation	38,356.3	21,661.1
Advances secured on residential property	62,420.8	48,661.8
Commercial secured advances not subject to securitisation	743.5	1,278.1
Commercial secured advances subject to securitisation	779.8	238.4
Total other secured advances	1,523.3	1,516.5
Unsecured loans not subject to securitisation	5,788.6	4,581.4
Unsecured investment loans	507.2	9.1
	70,239.9	54,768.8

14. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £4,686.1 million of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £3,830.4 million (31 December 2004 - £1,339.0 million). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

15. Analysis of Customer Accounts

	2005 £m	2004 £m
Branch accounts	5,114.7	3,084.4
Postal accounts	8,714.3	7,554.5
Internet accounts	2,047.9	2,503.4
Offshore accounts	2,965.4	2,499.4
Telephone accounts	698.6	896.3
Legal & General branded accounts	563.5	752.2
Total retail balances	20,104.4	17,290.2
Other customer accounts	3,568.2	3,103.5
	23,672.6	20,393.7

16. Own Shares

The credit to retained earnings in respect of movements on own shares for the year is as follows:

	2005 £m	2004 £m
Employee share schemes - value of employee services	10.8	7.9
Cash received on exercise of employee options and for other employee share plans	16.3	3.4
Tax impact of share based payments	0.8	3.6
Purchase of shares	(10.2)	(6.0)
	17.7	8.9

17. Other Reserves

Other reserves comprise:

	2005 £m	2004 £m
Revaluation reserve - available-for-sale investments (a)	26.0	-
Hedging reserve - cash flow hedges (b)	-	-
Pension reserve (c)	(14.9)	(2.0)
	11.1	(2.0)

Movements in reserves are as follows:

(a) Revaluation reserve - available-for-sale investments

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	27.0

Balance at 1 January 2005	27.0
Net gains from changes in fair value	21.3
Associated deferred income taxes	(5.7)
Net profits on disposal transferred to net income	(23.5)
Associated deferred income taxes	6.9
Balance at 31 December 2005	26.0

(b) Hedging reserve - cash flow hedges

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	8.8
Balance at 1 January 2005	8.8
Net losses from changes in fair value	(12.5)
Associated deferred income taxes	3.7
Balance at 31 December 2005	-

17. Other Reserves (continued)

(c) Pension reserve

	£m
Balance at 31 December 2004	(2.0)
Total loss recognised in the Statement of Recognised Income and Expense in the year	(18.5)
Associated income taxes	5.6
Balance at 31 December 2005	(14.9)

18. Capital Structure

	2005 £m	2004 £m
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Retained earnings	1,426.5	1,401.6
Pension scheme	23.1	34.8
Reserve capital instruments	299.3	300.0
Tier one notes	223.9	200.0
Goodwill and intangible assets	(78.2)	(73.1)
Total Tier 1 capital	2,032.6	2,001.3
Upper Tier 2		
Perpetual subordinated debt	736.5	746.4
Collectively assessed impairment allowances	119.0	83.1
Total Upper Tier 2 capital	855.5	829.5

Lower Tier 2		
Term subordinated debt	785.3	769.3
Total Tier 2 capital	1,640.8	1,598.8
Deductions	(449.8)	(374.7)
Total capital	3,223.6	3,225.4
Risk weighted assets	26,295.9	23,030.9
Tier 1 ratio (%)	7.7%	8.7%
Total capital (%)	12.3%	14.0%

19. Dividend

The relevant dates for the 2005 final dividend are as follows:

Ex dividend date	26 April 2006
Record date	28 April 2006
Payment date	26 May 2006

20. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2004 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 26 January 2006. The report will also be available on the Northern Rock website www.northernrock.co.uk from 8.30am on 25 January 2006.

A presentation of the results will be given by directors on the morning of the results announcement. A live web cast of the presentation will be available on the Northern Rock website on 25 January 2006 from 9.30am. A recording of this web cast will subsequently be available on the Northern Rock website from 3.00 pm on 25 January 2006.

21. Significant Accounting Policies

The Group's key accounting policies under IFRS which differ from UK GAAP will be included in the full 2005 Annual Financial Statements and were set out in the Interim Results for the 6 months ended 30 June 2005 issued on 28 July 2005. Copies of the Interim Results are available on the Group's website at www.northernrock.co.uk.

22. Reconciliations Between IFRS and UK GAAP

Full details of the impact of the Group's implementation of IFRS will be included in the full 2005 Annual Financial Statements and were published in the Group's Interim Results for the 6 months ended 30 June 2005 issued on 28 July 2005. Copies of the Interim Results are available on the Group's website at www.northernrock.co.uk.

NORTHERN ROCK GROUP ANNUAL RESULTS

NOTES TO THE STATUTORY RESULTS (CONTINUED)

Contacts

City Contacts

Bob Bennett
Group Finance Director
0191 279 4366

Dave Jones
Deputy Finance Director
0191 279 4474

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Assistant Director - PR
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

2006 SEP 21 A 8:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Preliminary Results (3 of 3)
Released	07:00 25-Jan-06
Number	3868X

RNS Number:3868X
Northern Rock PLC
25 January 2006

NORTHERN ROCK PLC

ANNUAL RESULTS

YEAR ENDED 31 DECEMBER 2005

PROFORMA INFORMATION

In order to aid comparability of the 2005 results with those of 2004, the following pages show the 2004 results on a proforma basis, incorporating to the extent described in detail on page 48, the impact of IFRS. In particular, the proforma results include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity but excludes the effects of hedge accounting under IFRS, which differs from that applied under UK GAAP.

The 2005 statutory results include the full effects of the introduction of fair value and hedge accounting following the introduction of IAS 32 and IAS 39 with effect from 1 January 2005. Certain elements of the results for 2005 are also presented excluding the effects of fair value volatility and hedge ineffectiveness to provide management's view of the underlying performance of the Group.

THIS PAGE LEFT INTENTIONALLY BLANK

NORTHERN ROCK GROUP ANNUAL RESULTS

FINANCIAL HIGHLIGHTS - PROFORMA

Key Performance Figures	2005 Statutory/ Proforma £m	2005 Underlying £m	2004 Proforma £m
Gross lending	26,879	26,879	23,342
Net lending	14,555	14,555	12,932
Net retail funding	2,809	2,809	896
Securitisation issues	13,464	13,464	11,122
Covered bond issue	2,378	2,378	1,341
Net non-retail funding	2,317	2,317	2,770

Key Ratios - Balance Sheet	%	%	%
Balance sheet growth	27.8	24.9	24.9
Growth in risk weighted assets	15.5	15.1	17.1
Total capital ratio	12.3	12.3	13.5
Tier 1 ratio	7.7	7.7	8.0

Key Ratios - Income and Expense	%	%	%
Total income : mean risk weighted assets	3.36	3.41	3.43
Interest margin	1.03	0.97	1.07
Cost to income ratio	30.2	29.8	29.9
Cost to mean asset ratio	0.34	0.34	0.37
Impairment charge as % of mean advances to customers	0.09	0.09	0.10
Pre tax profit growth	11.9	14.3	n/a
Effective tax rate	29.3	29.3	28.9
Post tax profit growth	11.3	13.7	n/a
Attributable profit growth	10.9	13.6	n/a
Post tax return on mean equity	20.3	20.8	20.9
Post tax return on mean risk weighted assets	1.23	1.26	1.29
Post tax return on mean assets	0.41	0.42	0.47

Shareholder Information	p/share	p/share	p/share
Earnings per share	72.5	74.3	65.7
Growth in earnings per share (%)	10.4	13.1	n/a
Dividend per share - interim paid and final proposed	30.1	30.1	26.5
Growth in dividend per share (%)	13.6	13.6	13.7

Notes

1. 2005 underlying ratios are based upon underlying results (note 2), underlyin total income (note 3) and underlying net interest income (note 4).

2. 2004 ratios have been restated to reflect the impact of IFRS. Profit growth ratios for 2004 have not been calculated as 2003 results have not been restated under IFRS.

3. Balance sheet growth in 2005 represents the growth in balance sheet assets between 31 December 2004 and 31 December 2005. Underlying balance sheet growth excludes the impact of fair value adjustments.

4. Post tax returns are calculated by reference to profit attributable to equity shareholders.

FINANCIAL INFORMATION

PROFORMA CONSOLIDATED INCOME STATEMENT

Note	2005 (Unaudited) £m	2005 (Unaudited) £m	2004 (Unaudited) £m

	Note	Statutory	Underlying	Proforma
Interest and similar income		4,056.7	4,056.7	3,074.3
Interest expense and similar charges		(3,304.4)	(3,349.9)	(2,461.6)
Net interest income	4	752.3	706.8	612.7
Fee and commission income		157.0	157.0	127.7
Fee and commission expense		(28.9)	(28.9)	(17.1)
Other operating income		0.9	0.9	1.2
		129.0	129.0	111.8
Net hedge ineffectiveness and other unrealised fair value gains and losses	5	(56.4)	-	-
Total income	3	824.9	835.8	724.5
Administrative expenses		(226.1)	(226.1)	(198.7)
Depreciation and amortisation		(23.3)	(23.3)	(18.2)
Covenant to The Northern Rock Foundation		(24.7)	(25.2)	(22.1)
Operating expenses	6	(274.1)	(274.6)	(239.0)
Impairment losses on loans and advances	8	(56.6)	(56.6)	(48.5)
Impairment of fixed asset investments		-	-	4.5
Profit before taxation		494.2	504.6	441.5
Income tax expense		(144.9)	(147.9)	(127.7)
Profit for the year		349.3	356.7	313.8
Attributable to:				
Appropriations		48.6	48.6	42.6
Profit attributable to equity shareholders		300.7	308.1	271.2
Total		349.3	356.7	313.8
Earnings per share	11			
Basic earnings per share				
Statutory/proforma		72.5p		65.7p
Underlying			74.3p	
Diluted earnings per share				
Statutory/proforma		72.0p		65.1p
Underlying			73.7p	

Details of dividends are set out in note 10.

PROFORMA CONSOLIDATED BALANCE SHEET

	Note	2005 (Unaudited) £m	2004 (Unaudited) £m
Assets			
Cash and balances at central banks		69.2	65.3
Derivative financial instruments		1,449.8	-
Loans and advances to banks		5,073.8	3,674.2
Loans and advances to customers	13	70,239.9	54,967.6
Available for sale securities			
Investment securities		5,377.1	-
Debt securities		-	4,742.2
Equity shares and other variable yield securities		-	575.6
Intangible assets		78.2	73.1
Property, plant and equipment		180.6	170.5
Deferred income tax asset		57.5	77.9
Other assets		52.9	78.2
Prepayments and accrued income		129.5	285.9
Total assets		82,708.5	64,710.5
Liabilities			
Deposits by banks		1,536.8	1,201.6
Customers accounts	15	23,672.6	20,393.7
Derivative financial instruments		846.1	-
Debt securities in issue			
Securitised notes		31,156.4	22,089.9
Covered bonds	14	3,830.4	1,339.0
Other		17,147.8	15,435.3
Other liabilities		93.8	76.6
Current taxation liabilities		43.3	60.0
Accruals and deferred income		706.3	657.3
Provisions for liabilities and charges		54.4	52.5
Subordinated liabilities		785.3	769.3
Reserve capital instruments		-	-
Tier one notes		223.9	200.0
		80,097.1	62,275.2
Equity			
Shareholders' funds			
Called up share capital		123.9	123.9
Share premium account		6.8	6.8
Capital redemption reserve		7.3	7.3
Other reserves	17	11.1	(2.0)
Retained earnings		1,426.5	1,252.9
Total equity attributable to equity shareholders		1,575.6	1,388.9
Non shareholders' funds			
Reserve capital instruments		299.3	300.0
Subordinated notes		736.5	746.4
Total non shareholders' funds		1,035.8	1,046.4
Total equity		2,611.4	2,435.3
Total equity and liabilities		82,708.5	64,710.5

NORTHERN ROCK GROUP ANNUAL RESULTS

PROFORMA CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retain earnin
Year ended 31 December 2004						
Profit for the year		-	-	-	-	271
Actuarial gains and losses	17				(2.0)	
					(2.0)	271
Proforms adoption of IAS 32 and IAS 39 - fair value adjustments	19	-	-	-	-	(110
Total recognised income and expense for the year		-	-	-	(2.0)	160
Note - reconciliation of movements in equity						
Total recognised income and expense for the year		-	-	-	(2.0)	160
Proforma adoption of IAS 32 and IAS 39 - debt / equity reclassifications		-	-	-	-	
Dividends	10	-	-	-	-	(100
Appropriations		-	-	-	-	
Issue of non shareholders' funds		-	-	-	-	
Movement in own shares	16	-	-	-	-	8
Balance at 1 January 2004		123.9	6.8	7.3	-	1,183
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,252

NORTHERN ROCK GROUP ANNUAL RESULTS

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retain earnin
Year ended 31 December 2005						
Profit for the year		-	-	-	-	300
Changes in valuation of available for sale investments, net of tax	17	-	-	-	15.6	
Net profits on disposal transferred to net income, net of tax	17	-	-	-	(16.6)	
Net change in cash flow hedges net of tax	17	-	-	-	(8.8)	
Actuarial gains and losses	17	-	-	-	(12.9)	

		-	-	-	(22.7)	300
Residual IFRS Proforma adjustments		-	-	-	35.8	(31
Total recognised income and expense for the year		-	-	-	13.1	269

Note - reconciliation of movements in equity

Total recognised income and expense for the year		-	-	-	13.1	269
Dividends	10	-	-	-	-	(113
Appropriations		-	-	-	-	-
Movement in own shares	16	-	-	-	-	17
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,252
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426

NOTES TO THE PROFORMA RESULTS

1. Basis of Preparation

To enable a more meaningful presentation of results, in addition to the statutory comparatives for the 2004 accounts, proforma comparatives have been prepared and are set out on pages 44 to 57. These show how the 2004 results would have looked, assuming the full application of IAS 32, and the application of IAS 39 excluding the fair value accounting volatility. The Group has not shown the full impacts from all the IAS 39 accounting rules as hedges and financial assets to be fair valued were only designated and documented from 1 January 2005.

2. Underlying Results

Underlying results for 2005 are reconciled to the reported results in the following table.

	Profit before taxation	Profit for the year	Profit attributable to equity shareholders
	£m	£m	£m
Reported results	494.2	349.3	300.7
Underlying net hedge ineffectiveness ineffectiveness and other unrealised fair value gains and losses (note 5)	10.9	10.9	10.9
Impact of covenant to The Northern Rock Foundation	(0.5)	(0.5)	(0.5)
Associated taxation		(3.0)	(3.0)
Underlying results	504.6	356.7	308.1

Underlying results include the interest related fair value movements on forward exchange contracts and exclude the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

3. Total Income

	2005 £m	2004 £m
Reported total income	824.9	724.5
Adjustment:		
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 5)	10.9	
Underlying total income	835.8	
Mean total assets	73,709.5	58,260.6
Mean total assets (underlying)	72,883.6	n/a
Mean risk weighted assets	24,530.3	21,100.1
Underlying total income : mean total assets (underlying)	1.15%	n/a
Underlying total income : mean risk weighted assets	3.41%	n/a
Reported total income : mean total assets	1.12%	1.24%
Reported total income : mean risk weighted assets	3.36%	3.43%

Underlying total income includes the interest related fair value movements on forward exchange contracts and excludes the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

Underlying total assets exclude the effect of fair value adjustments.

4. Net Interest Income

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. For assets denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument. Average balances have been calculated on a monthly basis.

Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For assets and liabilities denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument.

4. Net Interest Income (continued)

	2005 £m	2004 £m
Interest income		
Secured advances	3,220.2	2,397.5
Other lending	337.0	317.1
Investment securities and deposits	499.5	359.7
	4,056.7	3,074.3
Interest expense		
Retail customer accounts	841.7	689.7
Other deposits and loans	2,398.7	1,714.5
Subordinated liabilities	53.7	49.8
Reserve capital instruments	(3.7)	(5.4)
Tier one notes	14.0	13.0
Interest expense as reported	3,304.4	2,461.6
Interest implicit in forward foreign exchange contracts	45.5	
Underlying interest expense	3,349.9	
Net interest income as reported	752.3	612.7
Underlying net interest income	706.8	
Average interest earning assets excluding fair value adjustments	72,730.0	57,222.3
Average interest bearing liabilities excluding fair value adjustments	70,250.7	55,111.8
Underlying interest margin	0.97%	n/a
Underlying interest spread	0.81%	n/a
Interest margin as reported	1.03%	1.07%
Interest spread as reported	0.87%	0.91%

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract. The remainder of the contract is the difference between the full fair value of the contract and the interest element of the contract and represents the currency fair value element of the contract.

The full fair value of foreign exchange contracts including both the interest and currency elements is included in "Net hedge ineffectiveness and other unrealised fair value gains and losses" in the reported results (note 5).

Included within interest income is an adjustment of £3.3m with respect to the unwind of the discount included in the impairment allowance under IFRS.

NORTHERN ROCK GROUP ANNUAL RESULTS

NOTES TO THE PROFORMA RESULTS (CONTINUED)

5. Net Hedge Ineffectiveness and Other Unrealised Fair Value Gains and Losses

	2005 £m	2004 £m
Fair value movements of future cashflows excluding interest flows on non-hedging derivatives	1,675.6	-
Translation gains and losses on underlying instruments	(1,693.7)	-
	(18.1)	-
Net hedge ineffectiveness excluding interest flows on fair value hedges	(38.3)	-
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	-
Interest implicit in forward exchange contracts (note 4)	45.5	-
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses	(10.9)	-

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency assets and wholesale funding recorded at amortised cost and instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which no longer meet the hedge accounting criteria and consequently have been de-designated.

The fair value movements of future cashflows excluding interest flows on such derivatives are separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the revaluation from foreign curren into sterling. The deemed interest flows on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest flows on fair value hedges represents the difference between changes in the fair value of future cashflows excluding interest flows of the hedging derivatives and the changes in the fair value of future cashflows excluding interest flows of the underlying hedged items

6. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation are as follows:

	2005 £m	2004 £m
Staff costs	144.5	119.6
Other expenses	81.6	79.1
Depreciation and amortisation	23.3	18.2
Total operating expenses	249.4	216.9

The average number of persons employed by the Group was as follows:

	2005	2004
Full time	4,569	3,916
Part time	1,210	1,064

NORTHERN ROCK GROUP ANNUAL RESULTS

NOTES TO THE PROFORMA RESULTS (CONTINUED)

7. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

	Mortgage incentives £m	Fees receivable £m	Fees payable £m
Balance at 1 January 2004	236.9	(13.2)	108.4
Adoption of IAS 39	2.9	(168.9)	(6.1)
	239.8	(182.1)	102.3
Amounts charged / paid	466.2	(184.5)	121.5
Released in the year	(393.2)	128.4	(69.5)
Balance at 31 December 2004	312.8	(238.2)	154.3
Balance at 31 December 2004	312.8	(238.2)	154.3
Amounts charged / paid	637.2	(212.3)	132.4
Released in the year	(531.6)	158.5	(95.3)
Balance at 31 December 2005	418.4	(292.0)	191.4

8. Impairment Losses on Loans and Advances

	2005 £m	2004 £m
Impairment charge:		
Secured on residential property	7.0	(0.5)
Secured commercial	(7.1)	0.7
Unsecured	56.7	48.3
Total impairment charge	56.6	48.5
% of mean advances to customers	0.09%	0.10%

	2005 £m	2004 £m
Impairment allowance		
Secured on residential property	32.5	36.3

Secured commercial	4.7	12.2
Unsecured	87.1	78.4
Total impairment allowance	124.3	126.9
% of year end advances to customers	0.18%	0.23%

9. Residential Mortgage Arrears

	2005		2004	
	Cases	%	Cases	%
3 - 6 months	2,035	0.31	1,695	0.29
Over 6 - 12 months	540	0.08	422	0.07
Over 12 months	16	-	18	0.01
Total	2,591	0.39	2,135	0.37

10. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2005 pence per share	2004 pence per share
2003 final dividend	-	15.8
2004 interim dividend	-	8.5
2004 final dividend	18.0	-
2005 interim dividend	9.4	-
	27.4	24.3

The proposed final dividend in respect of 2005 amounts to 20.7 pence per share (£86.4 million). These Annual Results do not reflect this dividend payable.

	2005 £m	2004 £m
2003 final dividend	-	66.2
2004 interim dividend	-	35.2
2004 final dividend	74.7	-
2005 interim dividend	39.2	-
Less paid to ESOP trusts	(0.1)	(0.8)
	113.8	100.6

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on ordinary activities attributable to equity shareholders (note 2) are as follows:

	2005	2004
Weighted average number of shares in issue	414.6m	413.0m
Basic EPS	72.5p	65.7p
Underlying EPS	74.3p	n/a

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of shares in issue	417.9m	416.6m
Diluted EPS	72.0p	65.1p
Underlying diluted EPS	73.7p	n/a

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.3 million (31 December 2004: 3.6 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

12. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each year.

	2005 %	2004 %
Type of lending		
Fixed rate (long term - over 2 years)	29	8
Fixed rate (short term - up to and including 2 years)	25	46
Discount	8	16
Cashback	1	1
Together	29	21
Lifetime	1	2
Buy to Let	7	6
Type of customer		
First time buyer	24	21
Next time buyer	39	42
Remortgage	37	37
Geographic spread		
North	15	15
Scotland	10	10
Midlands	25	24
South	50	51

13. Loans and Advances to Customers

	2005 £m	2004 £m
Advances secured on residential property not subject to securitisation	24,064.5	27,192.3
Advances secured on residential property subject to securitisation	38,356.3	21,661.1
Advances secured on residential property	62,420.8	48,853.4
Commercial secured advances not subject to securitisation	743.5	1,270.6
Commercial secured advances subject to securitisation	779.8	238.4
Total other secured advances	1,523.3	1,509.0
Unsecured loans not subject to securitisation	5,788.6	4,596.1
Unsecured investment loans	507.2	9.1
	70,239.9	54,967.6

14. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £4,686.1 million of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £3,830.4 million (31 December 2004 - £1,339.0 million). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

15. Analysis of Customer Accounts

	2005 £m	2004 £m
Branch accounts	5,114.7	3,084.4
Postal accounts	8,714.3	7,554.5
Internet accounts	2,047.9	2,503.4
Offshore accounts	2,965.4	2,499.4
Telephone accounts	698.6	896.3
Legal & General branded accounts	563.5	752.2
Total retail balances	20,104.4	17,290.2
Other customer accounts	3,568.2	3,103.5
	23,672.6	20,393.7

16. Own Shares

The credit to retained earnings in respect of movements on own shares for the year is as follows:

	2005 £m	2004 £m
Employee share schemes - value of employee services	10.8	7.9
Cash received on exercise of employee options and for other employee share plans	16.3	3.4
Tax impact of share based payments	0.8	3.6
Purchase of shares	(10.2)	(6.0)
	17.7	8.9

17. Other Reserves

Other reserves comprise:

	2005 £m	2004 £m
Revaluation reserve - available-for-sale investments (a)	26.0	-
Hedging reserve - cash flow hedges (b)	-	-
Pension reserve (c)	(14.9)	(2.0)
	11.1	(2.0)

Movements in reserves are as follows:

(a) Revaluation reserve - available-for-sale investments

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	27.0
Balance at 1 January 2005	27.0
Net gains from changes in fair value	21.3
Associated deferred income taxes	(5.7)
Net profits on disposal transferred to net income	(23.5)
Associated deferred income taxes	6.9
Balance at 31 December 2005	26.0

(b) Hedging reserve - cash flow hedges

	£m
Balance at 31 December 2004	-
Adoption of IAS 39	8.8
Balance at 1 January 2005	8.8
Net losses from changes in fair value	(12.5)
Associated deferred income taxes	3.7
Balance at 31 December 2005	-

17. Other Reserves (continued)

(c) Pension reserve

	£m
Balance at 31 December 2004	(2.0)
Total loss recognised in the Statement of Recognised Income and Expense in the year	(18.5)
Associated income taxes	5.6
Balance at 31 December 2005	(14.9)

18. Capital Structure

	2005 £m	2004 £m
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Retained earnings	1,426.5	1,252.9
Pension scheme	23.1	34.8
Reserve capital instruments	299.3	274.0
Tier one notes	223.9	200.0
Goodwill and intangible assets	(78.2)	(73.1)
Total Tier 1 capital	2,032.6	1,826.6
Upper Tier 2		
Perpetual subordinated debt	736.5	746.4
Reserve capital instruments	-	26.0
Collectively assessed impairment allowances	119.0	83.1
Total Upper Tier 2 capital	855.5	855.5
Lower Tier 2		
Term subordinated debt	785.3	769.3
Total Tier 2 capital	1,640.8	1,624.8
Deductions	(449.8)	(374.7)
Total capital	3,223.6	3,076.7
Risk weighted assets	26,295.9	22,764.7
Tier 1 ratio (%)	7.7%	8.0%
Total capital (%)	12.3%	13.5%

19. Reconciliations Between Proforma IFRS and UK GAAP

Full details of the impact of the Group's implementation of IFRS will be included in the full 2005 Annual Financial Statements and were published in the Group's Interim Results for the 6 months ended 30 June 2005 issued on 28 July 2005. Copies of the Interim Results are available of the Group's website at www.northernrock.co.uk.

Contacts

City Contacts

Press Contacts

Bob Bennett
Group Finance Director
0191 279 4366

Dave Jones
Deputy Finance Director
0191 279 4474

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Assistant Director - PR
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

END

Close

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Interim Results
Released	07:00 26-Jul-06
Number	7195G

RNS Number:7195G
Northern Rock PLC
26 July 2006

Page 1

NORTHERN ROCK PLC

INTERIM RESULTS

6 MONTHS ENDED 30 JUNE 2006

Page 2

NORTHERN ROCK GROUP INTERIM RESULTS

THIS PAGE LEFT INTENTIONALLY BLANK

Page 3

NORTHERN ROCK GROUP INTERIM RESULTS

26 July 2006

Northern Rock plc today issued its Interim Results for the six months ended 30 June 2006.

HIGHLIGHTS

Operating Performance

Total underlying assets of £88.0 billion - an increase of 23.6% from June 2005 underlying assets of £71.2 billion

Record H1 gross lending of £14.8 billion - an increase of 28.3%, with record H1 net lending of £7.3 billion - an increase of 22.0%

Share of UK net mortgage lending of 14.3% - similar to levels achieved in 2005

Number of mortgage accounts 3 months or more in arrears at 0.45% (31 December 2005 - 0.39%) remain under half of industry average

Retail savings intake of £1.7 billion - continuing to grow our retail funding franchise

Profits

Statutory pre tax profits of £293.9 million, up by 13.3%

Underlying pre tax profits of £273.7 million, up by 14.4%

Underlying attributable profits of £173.5 million, up by 16.1%

Costs

Cost to underlying asset ratio improved to 0.32% (2005 full year - 0.34%)

Cost to underlying income ratio improved to 28.9% (2005 full year - 29.8%)

Shareholder Value

Underlying return on equity increased to 21.5% and 23.3% on a statutory basis (2005 first half - 20.7% and 21.6%)

Underlying EPS of 41.6p (2005 first half - 36.1p) - an increase of 15.2%.

Interim dividend per share of 10.9p (2005 first half - 9.4p) - an increase of 16.

Social Responsibility

The Northern Rock Foundation - supporting charitable causes - to receive £14.7 mi

For a reconciliation of statutory and underlying results see note 3 on page 27.

Adam J Applegarth, Chief Executive, said:

"Northern Rock has had a good first half in 2006. We achieved all of our strategic targets, with our performance very much in line with the guidance we gave at the beginning of the year. In addition, we have put in place some key building blocks for the longer term, including a preference share issue, a second Whinstone transaction as well as bringing on-stream major new IT systems.

Another strong lending performance has contributed to an increase in underlying profits attributable to shareholders of 16.1%, generating a return on equity of 21.5%. These results are in line with our objective of seeing our rate of asset growth trending towards the centre of the 20% + / - 5% range over the next two to three years.

Given the proven robustness of our business model, we also announce today that we are changing our strategic target range for annual growth in underlying profits attributable to shareholders upwards to 20% + / - 5%, on a like for like basis (from 15% + / -5%) recognising that it is likely to take a couple of years to achieve the centre of this range."

OPERATIONAL REVIEW

Introduction

Following the introduction of IFRS, the balance sheet and income statement are subject to a certain amount of volatility. This particularly arises from accounting for hedges which although economically effective are deemed under IFRS rules to be ineffective. In addition, volatility arises from fair value movements on derivatives taken out to minimise risk in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable underlying performance to be separately identified. Underlying total assets also exclude the fair value of derivative instruments due to volatility in such values.

As explained in note 2, the 2005 statutory Interim Results have been restated to reflect changes to the treatment of certain hedge accounting adjustments. There is no impact on the 2005 underlying Interim Results nor on any aspect of the 2005 full year results.

Overview

Strong lending volumes continued in the first half of 2006 resulting in underlying total assets of £88.0 billion, an increase of 23.6% compared with 30 June 2005. Residential net lending market share at 14.3% to the end of May 2006, is similar to the 14.5% share achieved in 2005 and ahead of the 13.5% achieved in the first half of 2005. Our lending portfolios continue to be dominated by residential mortgage lending representing 89.3% of all outstanding loans (31 December 2005 - 89.5%).

The strong performance of our retail funding in the last few years continued in the first half of 2006 resulting in net inflows of £1.7 billion. Two successful securitisation issues raised £9.0 billion with a further £1.4 billion from our covered bond programme. Capital ratios have been enhanced by a second Whinstone transaction resulting in the transfer of a further £169 million of our securitisation vehicles' retained first loss risk and by the issue of £400 million of preference shares.

Profit before tax (underlying) grew by 14.4% and profit attributable to shareholders (underlying) of £173.5 million grew by 16.1% compared with the first half of last year. Underlying return on equity at 21.5% (30 June 2005 - 20.7%) remained within the top half of our strategic target range.

Lending

During the first half of 2006 Northern Rock again achieved record levels of total lending. Total gross lending was £14,807 million, an increase of 28.3% (2005 first half - £11,543 million), with total net lending of £7,276 million, an increase of 22.0% (2005 first half - £5,965 million). Prospects for the remainder of 2006 are good, with a pipeline of £5,482 million (31 December 2005 - £5,300 million) including a residential lending pipeline of £4,955 million (31 December 2005 - £4,779 million). Improvements in processing efficiency and continued attention to customer retention means that our 2006 lending and asset growth targets are consistent with the level of pipeline at the end of the half year.

The composition of our lending portfolios has continued to be low risk. At 30 June 2006, 89.3% of our loans to customers were residential secured loans (31 December 2005 - 89.5%), 2.1% commercial secured loans (31 December 2005 - 2.2%) and 8.6% within our personal unsecured portfolios (31 December 2005 - 8.3%). This mix is not expected to change significantly going forward.

Lending (continued)

An analysis of lending by portfolio is set out in the following table:

£ millions	Residential	Commercial	Unsecured	Total
2006 1st Half				
Gross	12,711	259	1,837	14,807
Net	6,351	72	853	7,276
2005 Full Year				
Gross	23,618	408	2,853	26,879
Net	13,350	5	1,200	14,555

2005 2nd Half				
Gross	13,394	190	1,752	15,336
Net	7,740	(26)	876	8,590
2005 1st Half				
Gross	10,224	218	1,101	11,543
Net	5,610	31	324	5,965

Residential - UK market

The UK residential lending market was stronger in the first half of 2006 compared with the equivalent period in 2005, continuing the improvement in activity levels seen in the second half of 2005. Increased levels of housing transactions together with above anticipated levels of house price increases, skewed by central London, contributed to increases in gross residential lending of 27% and net residential lending of 25% in the first five months of the year. Whilst we do not expect this rate of growth to continue for the full year, we expect both gross and net lending to be ahead of levels seen in 2005 of £288 billion and £91 billion respectively. We also expect to see house price inflation slow in the second half of 2006 and over the medium term be in line with increases in earnings. Housing transactions are expected to be higher than 2005 partly reflecting the gradual return of first time buyers to the market. Gross lending also continues to be supported by remortgage activity which accounted for approximately 40% of gross lending by value so far this year. The gross market remains key to Northern Rock achieving its growth targets, and economic conditions remain supportive with low inflation, relatively low unemployment, low interest rates and consequently good affordability.

Residential - Northern Rock performance

Against this background we achieved gross residential lending of £12,711 million (2005 first half - £10,224 million) and net residential lending of £6,351 million (2005 first half - £5,610 million), representing increases of 24.3% and 13.2% respectively. Our share of UK gross residential lending for the first five months of 2006 was 8.1% and our market share of net residential lending for the same period was 14.3%. This compares with 8.0% and 13.5% respectively for the first half of 2005, and 8.1% and 14.5% for 2005 in total. Our share of redemptions in the first five months of the year was 5.3%, identical to the first half of 2005 and again lower than our closing share of mortgage stock of around 6.7%. This continues to reflect the success of our pro-active customer retention process and our fair and transparent policy of allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

In the first half of 2006, 89% of our gross residential lending was originated via the indirect market (2005 full year - 90%) reflecting the importance of mortgage clubs and networks to our distribution strategy. Of our awards, the proportion of indirect business was 88% and has fallen further since the half year. By the end of the first half around 80% of indirect applications were being processed via our

Lending (continued)

on-line trading platform, resulting in improvements in service levels as well as our own operational efficiency. We currently operate 80 loan originating branches and aim to broaden this distribution network to around 100 by 2010 via a programme of opening new branches in major urban areas.

The profile of our new lending has remained low risk despite the strong growth

in volumes. In line with market activity in the first half, lending to first time buyers increased to 27% (2005 full year - 24%). 73% (2005 full year - 76%) of new customers have a proven payment track record. The impact of this trend has been to slightly increase the average Loan to Value ratio ("LTV") of lending in the first half of 2006 to 79% (2005 full year - 78%) although we have increased the proportion of new lending at or below 90% LTV to 76% (2005 full year - 70%). The average indexed LTV of our mortgage book is now 60% (31 December 2005 - 58%) which continues to provide strong cover in the event of default. We continue to have a good spread of geographic risk and minimal exposure to large loans with only 3.9% of new loans over £500,000 (2005 full year - 3.4%).

We offer customers a wide range of innovative and attractive products including lifestyle products and traditional price-led products. Our lifestyle products comprise our "together" family of products, Lifetime and residential Buy to Let mortgages. The "together" products combine a secured and

unsecured loan at one interest rate and one monthly payment. Gross lending of "together" products amounted to £4.7 billion of which £4.1 billion were advances secured on residential property representing 35.4% (2005 full year - 28.7%) of new residential lending, excluding further advances. Outstanding balances of "together" mortgages increased to 22.7% of our mortgage portfolio (31 December 2005 - 20.6%).

Our Lifetime range is aimed at homeowners aged 60 and over, who wish to utilise equity in their homes to enhance their lifestyle. Such lending accounted for 1.2% of gross new residential lending (2005 full year - 1.4%), with outstanding Lifetime balances representing 2.9% (31 December 2005 - 3.0%) of our mortgage balances.

Residential Buy to Let lending is focussed on lending to private investors secured on good quality residential properties. Such lending accounted for 5.6% of our mortgage portfolio at 30 June 2006 (31 December 2005 - 4.9%) and for 8.8% (2005 full year - 7.1%) of gross new residential lending.

In total our lifestyle products, which are margin enhancing, represented 45.4% (2005 full year - 37.2%) of our gross new residential lending and 31.2% of mortgage balances at 30 June 2006 (31 December 2005 - 28.5%).

Of our traditional price-led mortgage products, fixed rate mortgages remained the most popular with 25.2% (2005 full year - 25.3%) of total new lending accounted for by short term fixed products up to two years, and 23.5% (2005 full year - 28.8%) by longer term fixes normally up to a maximum of seven years. The demand for longer term fixed rates eased as pricing increased in response to higher swap rates.

Our residential lending remains focussed on prime mortgage customers. There is a market for near or sub-prime and self certified lending, but we have avoided this market due to concerns over the risk reward relationship and we have no need to move down the credit curve to achieve our lending volumes. This on-balance sheet appetite has not changed. However, we recognise that offering such products would add to the portfolio available through our sales distribution network and so we intend to work in partnership with Lehman Brothers to introduce directly such loans to them. In return, we will earn fee income but will not take any credit risk, nor will we administer the loans post completion. We anticipate the venture will be on-stream by the end of the current year, benefiting earnings next year.

Lending (continued)

Unsecured

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

£ millions	Standalone Unsecured	Together Unsecured	Total
2006 1st Half			
Gross	1,182	655	1,837
Net	458	395	853
2005 Full Year			
Gross	1,970	883	2,853
Net	744	456	1,200
2005 2nd Half			
Gross	1,209	543	1,752
Net	570	306	876
2005 1st Half			
Gross	761	340	1,101
Net	174	150	324

Standalone gross lending was at a similar level to that achieved in the second half of 2005 with net lending lower as the portfolio matures and redemptions and repayments increase.

Volumes of "together" unsecured lending have increased in conjunction with the increase in volume of "together" secured lending. At 30 June 2006 our unsecured lending balances were £6,638 million (31 December 2005 - £5,789 million) of which 41.1% (31 December 2005 - 40.0%) represented "together" unsecured advances.

Commercial

Competition in the commercial secured lending market has remained strong in the first half of 2006 with certain lenders remaining aggressive on price and LTV levels at which they are prepared to lend. We have continued to grow our commercial lending portfolio gradually, maintaining our emphasis on quality rather than volume of lending. Gross lending in the first half amounted to £259 million (2005 first half - £218 million) with net lending of £72 million (2005 first half - £31 million).

Arrears and Possessions

The arrears position of each of our personal lending portfolios based upon accounts three months or more in arrears is set out in the following table:

	Residential	Standalone Unsecured	"Together" Unsecured	CML Residential Average
30 June 2006	0.45%	1.08%	0.97%	n/a
31 December 2005	0.39%	0.98%	0.84%	0.97%
30 June 2005	0.35%	1.02%	0.82%	0.87%

Note: CML Residential Average Arrears shown at 31 December 2005 and 30 June 2005. Data at 30 June 2006 not yet available. Source: Council of Mortgage Lenders.

Our residential arrears continue to be below half the industry average as reported at 31 December 2005, the latest available data. Northern Rock's arrears data is calculated more conservatively than the CML data, for example we include all loans three months and over in the three month category whereas the CML definition is only above three months in arrears. There has been an increase in arrears in line with default levels across the sector with Northern Rock's arrears returning to levels seen in 2004, which at the time were historic lows. One reason for the increase since the beginning of the year reflects the increased proportion of "together" lending within the residential portfolio. The "together" secured three months plus arrears increased to 0.95% (31 December 2005 - 0.84%) but remain below the industry average for secured residential loans. The three months plus arrears figure for our standard loan portfolio has increased to 0.29% (31 December 2005 - 0.26%).

At 30 June 2006, properties in possession had increased to 628, representing 0.09% of all accounts compared with 576 (0.09%) at the end of 2005. New possession cases in the first half of 2006 amounted to 838; broadly stable compared with 804 cases in the second half of 2005.

Standalone personal unsecured loan arrears remain significantly better than industry average and only marginally ahead of the position 12 months ago, reflecting our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. We continue to monitor and adjust our scorecard ratings in response to tighter conditions in the unsecured market ensuring a balanced approach to price, volume and risk. Unsecured loans within the "together" brand continued to perform in line with the "together" secured advances and similar to traditional residential secured loans.

At 30 June 2006, only 3 of our commercial loans (0.26% of accounts) with balances outstanding of £3.2 million were three months or more in arrears compared with 10 accounts (0.42%) with outstanding balances of £5.8 million at 31 December 2005.

Funding

Northern Rock has established four distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. Flows of new funding and closing balances are shown in the following table:

£ millions	Retail	Non-Retail	Securitisation	Covered Bonds
2006 1st Half				
Net flow	1,666	(2,329)	5,834	1,382
Closing balances	21,773	19,570	36,334	4,965
2005 Full Year				
Net flow	2,809	2,317	8,831	2,378
Closing balances	20,104	22,253	31,156	3,830
2005 2nd Half				
Net flow	1,093	4,562	2,693	1,353
Closing balances	20,104	22,253	31,156	3,830
2005 1st Half				
Net flow	1,716	(2,245)	6,138	1,025
Closing balances	19,008	17,520	27,706	2,430

Note: Net flows represent net cashflows excluding fair value adjustments.
Closing balances are stated including fair value adjustments.

Retail

Retail funding comprised a net inflow of funds of £1,666 million including interest credited of £314 million and builds on the successful funding in 2005, again demonstrating the strength and diversity of our retail franchise.

Funding during the six months was largely into our 30 day Silver Savings notice account. Balances in our Ireland based operation rose to £1,341 million (31 December 2005 - £1,026 million), with £2,218 million (31 December 2005 - £1,940 million) in our Guernsey based off-shore vehicle. We intend to supplement our retail offshore activities by opening a new retail funding operation in Denmark early in 2007.

Non-Retail

Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. As in 2005, demands on our non-retail funding programmes were restrained during the first half due to the volumes taken from our other funding arms, resulting in a net outflow of £2.3 billion of non-retail funding.

During the first half we raised £2.0 billion medium term wholesale funds from the US, Europe, the Far East and Australia. This included US$2.0 billion Extendible Quarterly Securities sold to domestic US investors and A$1.2 billion raised under a newly established Australian debt programme, targeted at both domestic Australian investors and the Far East. This transaction was the largest debut deal in this market for a single A rated financial institution and demonstrates our strategy for diversification of Northern Rock's investor base.

Funding (continued)

Securitisation

Funding through securitisation remains an integral part of Northern Rock's funding strategy. During the first half of 2006 two residential mortgage issues were completed raising £9.0 billion through our Granite vehicles. The January deal at £6.0 billion was our largest to date. Diversification of our investor base continued with 75% of the securitised bonds being issued in US dollars or euros. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages.

We have continued to see the spreads on our securitisation deals improve, with the May transaction achieving our cheapest pricing to date, over 10bps cheaper than the maturing deals in part being replaced.

At 30 June 2006 advances to customers subject to securitisation, including the Whinstone transactions, amounted to £36.6 billion (31 December 2005 - £39.1 billion).

Covered Bond

In the first half of 2006 we raised €2.0 billion (£1.4 billion) from a fourth issue from our €10 billion programme established in 2004. This provided further diversification of the investor base as around a third of the participants were new to Northern Rock. The covered bond is secured by a pool of ring-fenced residential mortgages.

Total assets on a statutory and underlying basis (excluding fair value adjustments) are set out in the following table:

£ millions	30 June 2006	30 June 2005	31 December 2005
Statutory	88,821	72,435	82,709
Underlying	88,035	71,211	81,057

On a statutory basis, total assets are 7.4% higher than at the previous year end and 22.6% higher than 12 months ago. On an underlying basis, growth in total assets was 8.6% and 23.6% respectively.

Treasury

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. At 30 June 2006, 96% (31 December 2005 - 97%) of our Treasury investment portfolios comprised assets which are rated single A or better, continuing our strategy of seeking security and not increasing credit risk. We continue to have no exposure to emerging markets or non-investment grade debt.

Total Income and Net Interest Income

The following tables show net interest income and total income on a statutory and underlying basis (see notes 5 and 6). The underlying basis excludes volatile hedge ineffectiveness as management considers that our hedging is economically effective and that movements in fair value on individual hedges and underlying instruments will offset over time and do not form part of operational performance.

Statutory basis	6 months ended		Year ended
£ millions	30 June 2006	30 June 2005	31 December 2005
Net interest income	401.9	369.3	752.3
Other income	77.7	50.5	129.0
Hedge ineffectiveness	8.5	(1.3)	(56.4)
Total income	488.1	418.5	824.9

Underlying basis	6 months ended		Year ended
£ millions	30 June 2006	30 June 2005	31 December 2005
Net interest income	389.2	345.0	706.8
Other income	77.7	50.5	129.0
Total income	466.9	395.5	835.8

On a statutory basis total income in the first half of 2006 amounted to £488.1 million representing an increase of 16.6% over total income in the first half of 2005. On this basis the ratio of total income to mean total assets at 1.14% in the first half compares with the 2005 full year and half year ratios of 1.12% and 1.22%. Total income as a proportion of mean risk weighted assets at 3.65% compares with the 2005 full year and half year ratios of 3.34% and 3.58%.

On an underlying basis total income in the first half of 2006 amounted to £466.9 million representing an increase of 18.1% over underlying total income in the first half of 2005. On this basis the ratio of total income to underlying mean total assets at 1.10% in the first half compares with the 2005 full year and half year ratios of 1.15% and 1.16%. Total underlying income as a proportion of underlying mean risk weighted assets at 3.49% compares with the 2005 full year and half year ratios of 3.41% and 3.41%.

Underlying interest spread at 0.75% in the first half compares with the 2005 full year and half year ratios of 0.81% and 0.80% on an underlying basis. On this basis, interest spread is 6bps lower than the full year in 2005 and 7bps lower than in the second half of last year. This reduction is primarily attributable to the costs of the Whinstone transactions and the effect of the Libor Bank Base Rate differential. The interest costs in respect of Whinstone are offset by containing the growth in the appropriation line by not having to raise additional Tier 2 capital resulting in the impact on profit attributable to shareholders being minimal. During the first half of 2006, 3 month Libor remained on average 14bps higher than Bank Base Rate compared with 7bps in the second half of 2005 and so has continued to adversely affect the price of our securitisation and non-retail funding. Mortgage spreads have remained the same as throughout all of 2005. Total spreads on all loans to customers were lower by 3bps compared with 2005, due to tighter pricing on commercial and unsecured lending.

At 30 June 2006 the net value of fees deferred to future periods amounts to £324.2 million, compared with £292.0 million at 31 December 2005 and £268.7 million at 30 June 2005. This deferred income returns to the income statement over the life of loans, reducing the future dependence of income growth on volume growth.

Other income primarily comprises insurance commission generated on sales of third party products such as building and contents and payment protection insurance together with administration fees not

Total Income and Net Interest Income (continued)

included within interest margin. Other income at £77.7 million was similar to the £78.5 million achieved in the second half of 2005.

Costs

Total operating expenses amounted to £135.0 million representing an increase of 13.5% over the £118.9 million in the first half of 2005. The increase of 13.5% compares with an increase in underlying assets of 23.6% over the twelve months and a rise in underlying total income of 18.1%, resulting in a cost to underlying asset ratio of 0.32% (30 June 2005 - 0.35%) and cost to underlying income ratio of 28.9% (30 June 2005 - 30.1%).

Our cost performance is in line with achieving for the full year the bottom of our strategic target of cost growth being 1/2 to 2/3rds the rate of growth of assets. We also expect cost growth to be noticeably lower than either income or profit growth leading to falling cost to underlying income and cost to underlying asset ratios. This is despite substantial expenditure on new IT systems (particularly for self-service processing for new and retained customers) and spend on our central administration sites.

Social Responsibility - The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. The covenant from 2006 first half profits amounts to £14.7 million (2005 first half - £14.7 million), resulting in donations of approximately £160 million since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

Loan Loss Impairment

The charge for loan loss impairment amounted to £44.5 million for the first half (2005 first half - £25.5 million) representing 0.12% of mean advances to

customers (2005 first half - 0.09%). The impairment allowance coverage loans and advances to customers at 17bps remains similar to the 18bps coverage at 31 December 2005.

The combination of high quality lending, low interest rates, low arrears and continued strong average LTV of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Loan losses have increased in line with higher levels of possessions and a slowdown in house price inflation. This impact is reflected in an increased impairment charge maintaining the impairment allowance coverage at 5bps.

The growth in loan loss impairment provision balances against our personal credit portfolios reflects the combined effects of the growth in balances, the maturing nature of the portfolios and the impact of better quality newer standalone unsecured lending following revisions to credit acceptance criteria. As a result, total loan loss impairment provision balances for these portfolios have increased to £92.6 million (31 December 2005 - £87.1 million) with total cover of 1.38% (31 December 2005 - 1.48%), well below industry average in line with lower than industry average arrears.

We expect to see a lower impairment charge in the second half than in the first half of 2006, although the extent of the reduction is likely to be affected by the levels of personal bankruptcies and individual voluntary arrangements. Whilst we have seen an increase in such arrangements in the last 12 months, the impact continues to be mitigated by improved collection activity and underwriting policies.

Hedge Ineffectiveness

Following the introduction of IFRS all derivatives entered into by Northern Rock are recorded on the balance sheet with any fair value movements being taken to the income statement. Where effective hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in fair value of the underlying instrument being hedged. Any ineffectiveness arising from different movements in fair value will offset over time and so any recorded ineffectiveness in any accounting period is excluded from underlying results in that accounting period.

In addition, Northern Rock enters into certain derivative contracts, which although efficient economically, cannot be included in effective hedge accounting relationships. Consequently, although

the implicit interest cost of the underlying instrument and associated derivative are included in net interest income in the income statement, future fair value movements on such derivatives are recorded in "Net hedge ineffectiveness and other fair value gains and losses" on the face of the income statement and are excluded from underlying results. The same treatment also applies to the revaluation at each balance sheet date of economically hedged foreign currency liabilities.

The over-riding objective of the presentation of underlying results is to show a more appropriate net interest /cost of hedged instruments and to exclude future fair value adjustments from current performance measurement.

In the first half of 2006 the income statement shows "Net hedge ineffectiveness and other fair value gains and losses" as a gain of £8.5 million (2005 first half £1.3 million loss (restated - see note 2)). This increases to £21.2 million gain (2005 first half - £23.0 million gain (restated - see note 2)) after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income.

Taxation

The effective tax rate for the first half was 29.2% (30 June 2005 - 29.3%). We continue to anticipate, with a corporation tax rate of 30%, that the ongoing effective tax rate will trend towards 30.0% in the medium term.

Profits and EPS

Details of profit before tax, profit attributable to shareholders and earnings per share on statutory and underlying bases are set out in the following tables:

Statutory basis	6 months ended 30 June 2006	6 months ended 30 June 2005	Year ended 31 December 2005
PBT £m	293.9	259.4	494.2
Attributable profit £m	187.8	163.7	300.7
EPS p/share	45.1	39.6	72.5

Underlying basis	6 months ended 30 June 2006	6 months ended 30 June 2005	Year ended 31 December 2005
PBT £m	273.7	239.2	504.6
Attributable profit £m	173.5	149.4	308.1
EPS p/share	41.6	36.1	74.3

The reconciliation of underlying results is set out in note 3 of the Interim Results (page 27).

Profits and EPS (continued)

Statutory profit before tax of £293.9 million for the six months ended 30 June 2006 represents an increase of 13.3% over the equivalent statutory figure for 2005. Statutory profit attributable to shareholders for the first half of 2006 was £187.8 million, an increase of 14.7% over the 2005 statutory result for the same period.

Compared with the 2005 first half underlying results, the underlying 2006 profit before tax of £273.7 million represents an increase of 14.4%, with underlying attributable profit rising by 16.1% to £173.5 million.

Return on equity for the first half of 2006 was 23.3% on a statutory basis and 21.5% on an underlying basis compared with 21.6% in the first half of 2005 on a statutory basis and 20.7% on an underlying basis.

Dividends

Maintaining our policy of increasing dividends in line with sustainable growth in profit attributable to shareholders, the proposed interim dividend is 10.9p per share payable on 27 October 2006 to shareholders on the register on 29 September 2006, a 16.0% increase over the 2005 interim dividend of 9.4p.

Capital

At 30 June 2006 total capital amounted to £3,656 million resulting in a total capital ratio of 13.4%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,490 million and the Tier 1 ratio 9.2%. The equivalent ratios at 31 December 2005 were 12.3% and 7.7% respectively.

Tier 1 capital and total capital have been enhanced by the issue on 29 June 2006 of £400 million (£397 million net of issue costs) of perpetual non-cumulative callable preference shares. Dividends on these shares are discretionary and subject to Board approval will be first paid on 4 July 2007 and then annually thereafter at a rate of 6.8509%. The issue supports the future growth of lending as well as improving the mix of our capital base.

In the first half we also completed a second Whinstone transaction transferring £169 million of the reserve funding risk relating to the 2005 and the first 2006 Granite residential mortgage securitisations

to third party investors. The Whinstone transactions reduce the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital.

Following the submission in December 2005 of our application to use the Retail Internal Ratings Based approach to Basle II we have continued to assess our Basle II systems in response to the FSA's CP06/3 and emerging interpretation of requirements. We continue to aim for adoption of Basle II with effect from 1 January 2007 which if achieved will be ahead of the majority of the sector, which is not expected to adopt Basle II until 1 January 2008. As a low risk lender we continue to anticipate significant savings in regulatory credit risk capital under Pillar I which will be partly offset by Pillar II requirements. Realisation of the benefits will be phased in over the three year transition period in conjunction with our internal and rating agency assessments of our capital requirements.

Outlook

The first half of 2006 saw strong mortgage lending on the back of higher levels of housing transactions and house price inflation. Although we expect growth in lending to moderate in the second half we remain comfortable with our forecast of a £300 billion gross UK residential lending market for both 2006 and 2007.

Our view of the economy is that with rising worldwide interest rates, higher energy costs and higher European unemployment, the UK will experience a slowing economy over the next few years. This is likely to result in a moderate deterioration in credit risk across the retail banking sector. Our low risk appetite to such risk means that we expect our residential arrears to remain below half the industry average.

We confirm our strategic asset growth target of 20% + / - 5%. We are performing towards the top of this range but expect to move towards the centre over the next couple of years. In addition, as we see our underlying profits attributable to shareholders move through the centre of the existing 15% + / - 5% range we are lifting this target on a like for like basis to 20% + / - 5%, aiming to move towards the centre of this new range over the medium term.

The range of underlying attributable profit expectations for 2006, excluding any fair value and hedge accounting gains or losses, as provided by 18 of the major bank research analysts, is £339 million to £363 million, with a mean of £355 million, growth of 15.2% compared to the 2005 underlying figure. Northern Rock remains comfortable with this consensus mean.

NORTHERN ROCK GROUP INTERIM RESULTS

FINANCIAL HIGHLIGHTS

	Underlying			Statutor	
	Six months to 30 June		Full year	Six months to 30 June	
Key Performance Figure	2006 £m	2005 £m	2005 £m	2006 £m	2005 £m

Gross lending	14,807	11,543	26,879	14,807	11,543
Net lending	7,276	5,965	14,555	7,276	5,965
Net retail funding	1,666	1,716	2,809	1,666	1,716
Securitisation issues	9,020	8,558	13,464	9,020	8,558
Covered bond issues	1,382	1,025	2,378	1,382	1,025
Net non-retail funding	(2,329)	(2,245)	2,317	(2,329)	(2,245
Key Ratios - Balance Sheet	%	%	%	%	%
Balance sheet growth	8.6	10.0	24.9	7.4	11.6
Risk weighted assets growth	3.5	4.0	15.5	3.5	2.8
Total capital ratio	13.4	12.7	12.3	13.4	12.7
Tier 1 ratio	9.2	8.1	7.7	9.2	8.1
Key Ratios - Income and Expense	%	%	%	%	%
Total income : mean risk weighted assets	3.49	3.41	3.41	3.65	3.58
Interest margin	0.89	0.97	0.97	0.92	1.04
Cost to income ratio	28.9	30.1	29.8	27.7	28.4
Cost to mean asset ratio	0.32	0.35	0.34	0.31	0.35
Impairment charge as % of mean advances to customers	0.12	0.09	0.09	0.12	0.09
Impairment charge as % of mean risk weighted loans and advances to customers	0.40	0.27	0.28	0.40	0.27
Pre tax profit growth	14.4	13.3	14.3	13.3	28.3
Effective tax rate	29.2	29.3	29.3	29.2	29.3
Post tax profit growth	14.6	12.7	13.7	13.5	27.6
Attributable profit growth	16.1	10.6	13.6	14.7	13.9
Post tax return on mean equity	21.5	20.7	20.8	23.3	21.6
Post tax return on mean risk weighted assets	1.30	1.29	1.26	1.40	1.40
Shareholder Information					
Earnings per share (pence)	41.6	36.1	74.3	45.1	39.6
Growth in earnings per share (%)	15.2	10.4	13.1	13.9	13.8
Dividend per share - relating to period (pence)	10.9	9.4	30.1	10.9	9.4
Growth in dividend per share (%)	16.0	10.6	13.6	16.0	10.6

NORTHERN ROCK GROUP INTERIM RESULTS

Notes

1. Balance Sheet growth in 2006 represents the growth in balance sheet assets bet and 30 June 2006.

2. Post tax returns are calculated by reference to profit attributable to equity

3. Underlying performance excludes the effects of fair value volatility and hedge present a more appropriate view of the ongoing underlying performance of the G

NORTHERN ROCK GROUP INTERIM RESULTS

FINANCIAL INFORMATION

STATUTORY CONSOLIDATED INCOME STATEMENT

	Note	Six months to 30 June 2006 (Unaudited) £m	2005 (Unaudited) (Restated) £m
Interest and similar income		2,280.4	1,939.2
Interest expense and similar charges		(1,878.5)	(1,569.9)
Net interest income	6	401.9	369.3
Fee and commission income		98.2	63.4
Fee and commission expense		(21.1)	(13.5)
Other operating income		0.6	0.6
		77.7	50.5
Net hedge ineffectiveness and other unrealised fair value gains and losses	4	8.5	(1.3)
Total income	5	488.1	418.5
Administrative expenses		(120.5)	(104.6)
Depreciation and amortisation		(14.5)	(14.3)
Covenant to The Northern Rock Foundation		(14.7)	(14.7)
Operating expenses	7	(149.7)	(133.6)
Impairment losses on loans and advances	9	(44.5)	(25.5)
Profit before taxation		293.9	259.4
Income tax expenses		(85.8)	(76.0)
Profit for the period		208.1	183.4
Attributable to:			
Appropriations		20.3	19.7
Profit attributable to equity shareholders		187.8	163.7
Total		208.1	183.4

Earnings per share 12

Basic earnings per share	45.1p	39.6p
Diluted earnings per share	44.7p	39.3p

Details of dividends are set out in note 11.

NORTHERN ROCK GROUP INTERIM RESULTS

STATUTORY CONSOLIDATED BALANCE SHEET

	Note	30 June 2006 (Unaudited) £m	30 June 2005 (Unaudited) (Restated) £m
Assets			
Cash and balances with central banks		244.4	70.7
Derivative financial instruments		954.0	911.5
Loans and advances to banks		4,403.9	3,716.6
Loans and advances to customers	14	77,339.3	61,370.3
Fair value adjustments of portfolio hedging		(159.8)	255.5
Available for sale securities		5,510.4	5,623.0
Intangible assets		85.2	76.4
Property, plant and equipment		187.2	174.9
Deferred income tax asset		106.8	84.6
Other assets		29.0	50.6
Prepayments and accrued income		120.3	101.0
Total assets		88,820.7	72,435.1
Liabilities			
Deposits by banks		2,756.6	1,471.3
Customer accounts	16	25,351.0	21,497.8
Derivative financial instruments		1,215.3	1,390.2
Debt securities in issue			
Securitised notes		36,334.4	27,705.5
Covered bonds	15	4,964.6	2,430.2
Other		13,235.6	13,558.5
Other liabilities		110.2	113.7
Current taxation liabilities		109.3	83.4
Accruals and deferred income		660.1	592.6
Provisions for liabilities and charges		27.7	54.1
Subordinated liabilities		768.3	790.2
Tier one notes		207.8	219.8
		85,740.9	69,907.3
Equity			
Shareholders' funds			
Called up share capital			
Ordinary		123.9	123.9
Preference	18	396.5	-
Share premium account		6.8	6.8
Capital redemption reserve		7.3	7.3
Other reserves		(32.5)	35.7
Retained earnings		1,542.0	1,318.3
Total equity attributable to equity shareholders		2,044.0	1,492.0

Non shareholders' funds		
Reserve capital instruments	299.3	299.3
Subordinated notes	736.5	736.5
Total non shareholders' funds	1,035.8	1,035.8
Total equity	3,079.8	2,527.8
Total equity and liabilities	88,820.7	72,435.1

NORTHERN ROCK GROUP INTERIM RESULTS

STATUTORY CONSOLIDATED CASHFLOW STATEMENT

	Six months to 30 June 2006 (Unaudited) £m	Full year 2005 (Unaudited) (Restated) £m
Net cash inflow from operating activities		
Profit before taxation	293.9	259.4
Adjusted for:		
Depreciation and amortisation	14.5	14.3
Impairment losses on loans and advances to customers	44.5	25.5
Other non cash movements	11.2	494.3
	364.1	793.5
Changes in operating assets		
Deposits held for regulatory or monetary control purposes	(178.9)	(9.5)
Loans and advances	(7,404.7)	(6,613.6)
Derivative financial instruments	865.0	478.7
Changes in other assets	(16.2)	614.7
	(6,734.8)	(5,529.7)
Changes in operating liabilities		
Net increase in debt securities in issue	2,706.4	3,911.4
Deposits from other banks	1,219.8	268.2
Due to customers	1,676.2	1,104.1
Other liabilities	46.0	121.6
Accruals and deferred income	(46.2)	(86.9)
Income taxes paid	(40.7)	(63.5)
	5,561.5	5,254.9
Cashflows from investing activities		
Net investment in intangible assets and property plant and equipment	(28.1)	(20.0)
Purchase of securities	(1,971.0)	(4,166.5)
Proceeds from sale and redemption of securities	1,533.7	3,578.0
	(465.4)	(608.5)

Cashflows from financing activities

Issue of preference shares	396.5	-
Equity dividends paid	(86.6)	(74.7)
Appropriations (including tax of £8.7 million, 30 June 2005 - £8.5 million, 31 December 2005 - £20.8 million)	(29.0)	(28.2)
	280.9	(102.9)
Net (decrease) / increase in cash and cash equivalents	(993.7)	(192.7)
Opening cash and cash equivalents	5,271.1	3,357.8
Closing cash and cash equivalents	4,277.4	3,165.1

NORTHERN ROCK GROUP INTERIM RESULTS

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NORTHERN ROCK GROUP INTERIM RESULTS

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND E

	Note	Called up share £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retaine earning £
Six months ended 30 June 2006						
Profit for the period		-	-	-	-	187.
Net movement in available for sale reserve		-	-	-	(31.0)	
Actuarial gains and losses		-	-	-	(12.6)	
Total recognised income and expense for the period		-	-	-	(43.6)	187.
Note - reconciliation of movements in equity						
Total recognised income and expense for the period		-	-	-	(43.6)	187.
Issue of preference shares		396.5	-	-	-	
Dividends	11	-	-	-	-	(86.
Appropriations		-	-	-	-	
Movement in own shares	17	-	-	-	-	14.
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426.
Balance at 30 June 2006		520.4	6.8	7.3	(32.5)	1,542.

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND E

	Note	Called up share capital	Share premium account	Capital redemption reserve	Other reserves	Retaine earning (Restate
		£m	£m	£m	£m	£
Six months ended 30 June 2005						
Profit for the period		-	-	-	-	163.
Net movement in available for sale reserve		-	-	-	10.6	
Net change in cash flow hedges		-	-	-	(8.7)	
Total recognised income and expense for the period		-	-	-	1.9	163.
Adoption of IAS 32 and IAS 39 - fair value adjustments		-	-	-	35.8	(179.
Total		-	-	-	37.7	(16.
Total as above		-	-	-	37.7	(16.
Adoption of IAS 32 and IAS 39 - debt/equity reclassifications		-	-	-	-	
Dividends	11	-	-	-	-	(74.
Appropriations		-	-	-	-	
Movement in own shares	17	-	-	-	-	7.
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.
Balance at 30 June 2005		123.9	6.8	7.3	35.7	1,318.

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INC

	Note	Called up share capital	Share premium account	Capital redemption reserve	Other reserves	Retaine earning
		£m	£m	£m	£m	£
Year ended 31 December 2005						
Profit for the year		-	-	-	-	300.
Net movement in available for sale reserve		-	-	-	(1.0)	
Net change in cash flow hedges		-	-	-	(8.8)	
Actuarial gains and losses		-	-	-	(12.9)	
Total recognised income and expense for the year		-	-	-	(22.7)	300.
Adoption of IAS 32 and IAS 39 - fair value adjustments		-	-	-	35.8	(179.
Total		-	-	-	13.1	121.
Note - reconciliation of movements in equity						
Total as above		-	-	-	13.1	121.
Adoption of IAS 32 and IAS 39 - debt/equity reclassifications		-	-	-	-	

Dividends	11	-	-	-	-	(113.
Appropriations		-	-	-	-	
Movement in own shares	17	-	-	-	-	17.
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.
Balance at 31December 2005		123.9	6.8	7.3	11.1	1,426.

NORTHERN ROCK GROUP INTERIM RESULTS

NOTES TO THE RESULTS

1.. Basis of Preparation

The financial information contained in this Interim Report has been prepared in a of the Financial Services Authority. The accounting policies and method used to p unchanged from those used in the preparation of the 2005 full year statutory acco contain all the disclosures in IAS34, "Interim Financial Reporting", that does no

2. Prior Year Adjustment-

As a result of emerging best practice, the treatment of the following hedge accou the second half of 2005 and included in the full year results.

In the results for the six months ended 30 June 2005, where mortgages were added fair value macro hedge at a fair value other than par, the difference between the was recorded immediately in the income statement. This treatment was amended in t for mortgages added to or removed from the fair value macro hedge for reasons oth the difference between the fair value and par value was amortised on a straight l over which the mortgage is or was being hedged. In addition, the period of amorti through the income statement, relating to the macro fair value hedge was also ame

These changes mean it is necessary to amend the 2005 first half previously publis accounting practice and in the interests of comparability, the Interim Results fo have therefore been restated.

This restatement results in a decrease in 'net hedge ineffectiveness and other un losses' of £34.6 million for the first half of 2005 but it has no effect for the results for the first half of 2005.

The impact on the previously published figures is as follows:

	As reported £m	Adjustment £m
Net interest income	369.3	
Other income	50.5	
Net hedge ineffectiveness	33.3	(34.6)
Total income	453.1	(34.6)
Profit before tax	294.0	(34.6)
Taxation	(86.1)	10.1
Profit for the period	207.9	(24.5)
Profit attributable to equity shareholders	188.2	(24.5)

3. Underlying Results

Underlying results are reconciled to the statutory results in the following table

	Six months to 30 June 2006 Profit before taxation	Profit for the period a
	£m	£m
Reported statutory results	293.9	208.1
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 4)	(21.2)	(21.2)
Impact of covenant to The Northern Rock Foundation	1.0	1.0
Associated taxation	-	5.9
Underlying results	273.7	193.8

	Six months to 30 June 2005 Profit before taxation	Profit for the period a
	(Restated) £m	(Restated) £m
Reported statutory results (as previously reported)	294.0	207.9
Prior year adjustment (note 2)	(34.6)	(24.5)
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 4)	(23.0)	(23.0)
Impact of covenant to The Northern Rock Foundation	2.8	2.8
Associated taxation	-	5.9
Underlying results	239.2	169.1

	Year ended 31 December 2005 Profit before taxation	Profit for the year a
	£m	£m
Reported statutory results	494.2	349.3
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 4)	10.9	10.9
Impact of covenant to The Northern Rock Foundation	(0.5)	(0.5)
Associated taxation	-	(3.0)
Underlying results	504.6	356.7

Underlying results include the interest related fair value movements on forward e

hedge accounting ineffectiveness on derivatives where fair value hedge accounting
gains and losses on non-hedging derivatives excluding interest flows to the exten
translation gains and losses on underlying instruments in economic hedging relati

NORTHERN ROCK GROUP INTERIM RESULTS

NOTES TO THE RESULTS (CONTINUED)

4. Net Hedge Ineffectiveness and Other Unrealised Fair Value Gains and Losses

	Six months to 30 June 2006 £m	2005 (Restated) £m
Fair value movements of future cashflows excluding interest flows on non-hedging derivatives	(1,195.3)	734.1
Translation gains and losses on underlying instruments	1,184.0	(732.3)
	(11.3)	1.8
Net hedge ineffectiveness excluding interest flows on fair value hedges	19.8	(3.1)
Net hedge ineffectiveness and other unrealised fair value gains and losses	8.5	(1.3)
Interest implicit in forward exchange contracts (note 6)	12.7	24.3
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses losses	21.2	23.0

The Group enters into certain derivative financial instruments which although hig
are not included in hedge accounting relationships. These derivatives include hed
assets and wholesale funding recorded at amortised cost and instruments included
forward currency contracts and previously effective hedges which no longer meet t
consequently have been de-designated.

The fair value movements of future cashflows excluding interest flows on such der
within "Net hedge ineffectiveness and other unrealised fair value gains and losse
gains and losses on underlying instruments arising from the revaluation from fore
deemed interest flows on such derivatives are included within interest income or

Net hedge ineffectiveness excluding interest flows on fair value hedges represent
in the fair value of future cashflows excluding interest flows of the hedging der
value of future cashflows excluding interest flows of the underlying hedged items

NORTHERN ROCK GROUP INTERIM RESULTS

NOTES TO THE RESULTS (CONTINUED)

5. Total Income

	Six months to 30 June 2006 £m	2005 (Restated)
Reported total income	488.1	418.5

Adjustment:

Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 4)	(21.2)	(23.0)
Underlying total income	466.9	395.5
Mean total assets	85,764.6	68,658.0
Mean total assets (underlying)	84,545.6	67,960.7
Mean risk weighted assets	26,756.1	23,351.9
Mean risk weighted assets (underlying)	26,756.1	23,218.8
Underlying total income : mean total assets (underlying)	1.10%	1.16%
Underlying total income : mean risk weighted assets (underlying)	3.49%	3.41%
Total income : mean total assets	1.14%	1.22%
Total income : mean risk weighted assets	3.65%	3.58%

Underlying total income includes the interest related fair value movements on for the hedge accounting ineffectiveness on derivatives where fair value hedge accoun gains and losses on non-hedging derivatives excluding interest flows to the exten translation gains and losses on underlying instruments in economic hedging relati

Underlying total assets exclude the effect of fair value adjustments. Underlying risk weighted assets in 2005 are calculated by reference to proforma 31 December the impact of IFRS introduced with effect from 1 January 2005.

6. Net Interest Income

Interest margin has been calculated by reference to average interest earning asse For assets denominated in foreign currencies, where these have been economically on the contract rate implicit in the associated hedging instrument. Average balan basis.

Interest spread represents the difference between interest receivable as a % of a excluding fair value adjustments, and interest payable as a % of average interest fair value adjustments. For assets and liabilities denominated in foreign currenc economically hedged, average balances are based on the contract rate implicit in

Annualised interest used in the calculation of interest margin and spread is dete advances and other lending and on a daily basis for other assets and liabilities. months to 30 June 2005 have been restated on this basis.

NORTHERN ROCK GROUP INTERIM RESULTS

NOTES TO THE RESULTS (CONTINUED)

6. Net Interest Income (continued)

	Six months to 30 June 2006 £m	2005 (Restated) £m
Interest income		
Secured advances	1,852.8	1,524.4
Other lending	194.8	160.0
Investment securities and deposits	232.8	254.8
	2,280.4	1,939.2
Interest expense		
Retail customer accounts	454.5	409.5

Other deposits and loans	1,394.5	1,126.1
Subordinated liabilities	26.2	27.1
Reserve capital instruments	(3.2)	-
Tier one notes	6.5	7.2
	--------	--------
Interest expense as reported	1,878.5	1,569.9
Interest implicit in forward foreign exchange contracts	12.7	24.3
	--------	--------
Underlying interest expense	1,891.2	1,594.2
	--------	--------
	--------	--------
Net interest income as reported	401.9	369.3
	--------	--------
	--------	--------
Underlying net interest income	389.2	345.0
	--------	--------
Average interest earning assets excluding fair value adjustments	84,224.3	68,723.6
Average interest bearing liabilities excluding fair value adjustments	81,627.8	66,235.6
Underlying interest margin	0.89%	0.97%
Underlying interest spread	0.75%	0.80%
Interest margin as reported	0.92%	1.04%
Interest spread as reported	0.78%	0.87%

Interest implicit in forward exchange contracts represents the difference between the exchange contract and the currency coupon on the foreign currency liability t is regarded as the interest element of the forward exchange contract. The remaind between the full fair value of the contract and the interest element of the contr fair value element of the contract.

The full fair value of foreign exchange contracts, including both the interest an in "Net hedge ineffectiveness and other unrealised fair value gains and losses" i (note 4).

Included within interest income is an adjustment of £1.6 million (30 June 2005: £ £3.3 million) with respect to the unwind of the discount included in the impairme

NORTHERN ROCK GROUP INTERIM RESULTS

NOTES TO THE RESULTS (CONTINUED)

7. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation are as

	Six months to 30 June 2006 £m	2005 £m	Full year 2005 £m
Staff costs	77.8	66.9	144.5
Other expenses	42.7	37.7	81.6
Depreciation and amortisation	14.5	14.3	23.3
	--------	--------	--------
Total operating expenses	135.0	118.9	249.4
	--------	--------	--------

The average number of persons employed by the Group was as follows:

	Six months to 30 June 2006	2005	Full year 2005
Full time	4,760	4,429	4,569
Part time	1,119	1,272	1,210

8. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

	Mortgage incentives £m	Fees receivable £m	Fees payable £m
Balance at 1 January 2006	418.4	(292.0)	191.4
Amounts charged / paid	359.7	(111.9)	73.8
Released in the period	(337.5)	79.7	(54.7)
Balance at 30 June 2006	440.6	(324.2)	210.5

	Mortgage incentives £m	Fees receivable £m	Fees receivable £m
Balance at 1 January 2005	312.8	(238.2)	154.3
Amounts charged/paid	268.3	(107.3)	55.4
Released in the period	(225.5)	76.8	(44.9)
Balance at 30 June 2005	355.6	(268.7)	164.8

	Mortgage incentives £m	Fees receivable £m	Fees payable £m
Balance at 1 January 2005	312.8	(238.2)	154.3
Amounts charged/paid	637.2	(212.3)	132.4
Released in the year	(531.6)	158.5	(95.3)
Balance at 31 December 2005	418.4	(292.0)	191.4

NORTHERN ROCK GROUP INTERIM RESULTS

NOTES TO THE RESULTS (CONTINUED)

9. Impairment Losses on Loans and Advances

	Six months to 30 June 2006 £m	2005 £m	Full year 2005 £m
Impairment charge			
Secured on residential property	9.2	(5.2)	7.0
Secured commercial	1.8	(6.2)	(7.1)
Unsecured	33.5	36.9	56.7
Total impairment charge	44.5	25.5	56.6

% of mean advances to customers	0.12%	0.09%	0.09%

	30 June 2005 £m	30 June 2006 £m	31 December 2005 £m
Impairment allowance			
Secured on residential property	32.6	26.5	32.5
Secured commercial	6.7	5.8	4.7
Unsecured	92.6	92.7	87.1
Total impairment allowance	131.9	125.0	124.3
% of period end advances to customers	0.17%	0.20%	0.18%

10. Residential Mortgage Arrears

	30 June 2006		30 June 2005		31 December 2005	
	Cases	%	Cases	%	Cases	%
3 - 6 months	2,356	0.34	1,685	0.27	2,035	0.31
Over 6 - 12 months	765	0.11	460	0.08	540	0.08
Over 12 months	20	-	10	-	16	-
Total	3,141	0.45	2,155	0.35	2,591	0.39

NORTHERN ROCK GROUP INTERIM RESULTS

NOTES TO THE RESULTS (CONTINUED)

11. Dividends

The following tables analyse dividends when paid and the period to which they rel

	Six months to 30 June 2006 pence per share	2005 pence per share	Full Year 2005 pence per share
2004 final dividend	-	18.0	18.0
2005 interim dividend	-	-	9.4
2005 final dividend	20.7	-	-
	20.7	18.0	27.4

The proposed interim dividend in respect of 2006 amounts to 10.9 pence per share Results do not reflect this dividend payable.

	Six months to 30 June 2006 £m	2005 £m	Full Year 2005 £m
2004 final dividend	-	74.7	74.7
2005 interim dividend	-	-	39.2
2005 final dividend	86.6	-	-

Less paid to ESOP trusts	-	-	(0.1)
	86.6	74.7	113.8

12. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on o to equity shareholders (see note 3) are as follows:

	Six months to 30 June 2006	2005	Full Year 2005
Weighted average number of shares in issue	416.8m	413.8m	414.6m
Basic EPS	45.1p	39.6p	72.5p
Underlying EPS	41.6p	36.1p	74.3p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of shares in issue	420.2m	416.9m	417.9m
Diluted EPS	44.7p	39.3p	72.0p
Underlying diluted EPS	41.3p	35.8p	73.7p

The fully diluted EPS figures are calculated using the weighted average number of together with 3.4 million (30 June 2005: 3.1 million, 31 December 2005: 3.3 milli Ordinary shares resulting from options granted under employee share schemes.

12. Earnings per Share (continued)

Foundation shares held by The Northern Rock Foundation have been excluded from th carry no rights to dividends. The Foundation shares can convert into Ordinary sha circumstances which are considered to be remote. If conversion were to take place dividend but the covenant to the Foundation would cease.

13. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in eac

	Six months to 30 June 2006 %	2005 %	Full Year 2005 %
Type of lending			
Fixed rate (long term - over 2 years)	24	26	29
Fixed rate (short term - up to and including 2 years)	25	30	25
Discount	6	10	8
Cashback	-	1	1
Together	35	23	29
Lifetime	1	1	1
Buy to Let	9	9	7
Type of customer			
First time buyer	27	21	24
Next time buyer	41	40	39
Remortgage	32	39	37

Geographic Spread			
North	16	15	15
Scotland	9	10	10
Midlands	26	25	25
South	49	50	50

NORTHERN ROCK GROUP INTERIM RESULTS

NOTES TO THE RESULTS (CONTINUED)

14. Loans and Advances to Customers

	30 June 2006 £m	30 June 2005 (Restated) £m	31 December 2005 £m
Advances secured on residential property not subject to securitisation	32,744.2	25,498.7	23,900.7
Advances secured on residential property subject to securitisation	35,872.0	28,979.7	38,356.3
Advances secured on residential property	68,616.2	54,478.4	62,257.0
Commercial secured advances not subject to securitisation	880.6	1,347.5	743.5
Commercial secured advances subject to securitisation	713.5	200.0	779.8
Total other secured advances	1,594.1	1,547.5	1,523.3
Unsecured loans not subject to securitisation	6,637.6	4,904.1	5,788.6
Unsecured investment loans	491.4	440.3	507.2
	77,339.3	61,370.3	70,076.1

15. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £3,344.3 million, 31 December 2005: £4,686.1 million) of mortgage advances assign special purpose vehicle. These loans provide security to issues of covered bonds : are included within debt securities in issue amounting to £4,964.6 million (30 Ju 31 December 2005: £3,830.4 million). Northern Rock retains substantially all the these loans and therefore these transactions do not qualify for derecognition und

16. Analysis of Customer Accounts

	30 June 2006 £m	30 June 2005 £m	31 December 2005 £m
Branch accounts	5,562.5	4,303.8	5,114.7
Postal accounts	9,652.4	8,546.1	8,714.3
Internet accounts	1,856.9	2,182.7	2,047.9
Offshore accounts	3,559.1	2,611.8	2,965.4
Telephone accounts	616.7	747.4	698.6
Legal & General branded accounts	525.7	616.3	563.5
Total retail balances	21,773.3	19,008.1	20,104.4
Other customer accounts	3,577.7	2,489.7	3,568.2

	25,351.0	21,497.8	23,672.6

17. Own Shares

The credit to retained earnings in respect of movements on own shares for the yea

	30 June 2006 £m	30 June 2005 £m	31 December 2005 £m
Employee share schemes - value of employee services	7.9	5.9	10.8
Cash received on exercise of employee options and for other employee share plans	5.1	2.7	16.3
Tax impact of share based payments	1.3	-	0.8
Purchase of shares	-	(1.2)	(10.2)
	14.3	7.4	17.7

18. Capital Structure

	30 June 2006 £m	30 June 2005 (Restated) £m	31 December 2005 £m
Tier 1			
Ordinary share capital	123.9	123.9	123.9
Preference share capital	396.5	-	-
Share premium account	6.8	6.8	6.8
Capital redemption reserve	7.3	7.3	7.3
Retained earnings	1,542.0	1,318.3	1,426.5
Pension scheme	(8.1)	36.0	23.1
Reserve capital instruments	299.3	288.7	299.3
Tier one notes	207.8	219.8	223.9
Goodwill and intangible assets	(85.2)	(76.4)	(78.2)
Total Tier 1 capital	2,490.3	1,924.4	2,032.6
Upper Tier 2			
Perpetual subordinated debt	736.5	736.5	736.5
Reserve capital instruments	-	10.6	-
Collectively assessed impairment allowances	125.1	73.2	119.0
Total Upper Tier 2 capital	861.6	820.3	855.5
Lower Tier 2			
Term subordinated debt	768.3	790.2	785.3
Total Tier 2 capital	1,629.9	1,610.5	1,640.8
Deductions	(464.6)	(526.8)	(449.8)
Total capital	3,655.6	3,008.1	3,223.6
Risk weighted assets	27,216.2	23,672.9	26,295.9

Tier 1 ratio	9.2%	8.1%	7.7%
Total capital	13.4%	12.7%	12.3%

NORTHERN ROCK GROUP INTERIM RESULTS

NOTES TO THE RESULTS (CONTINUED)

18. Capital Structure (continued)

On 29 June 2006, Northern Rock plc issued 400,000 perpetual non-cumulative callab
Proceeds of £400 million were received less £3.5 million relating to issue costs.
discretionary and subject to Board approval, will first be paid on 4 July 2007 an
6.8509%.

Northern Rock has a call option after ten years, and annually thereafter, which i
consent of the Financial Services Authority.

19. Interim Dividend

The relevant dates for the 2006 interim dividend are as follows:

Ex dividend date 27 September 2006
Record date 29 September 2006
Payment date 27 October 2006

20. Other Information

The information in this announcement is unaudited and does not constitute statuto
of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock
31 December 2005 have been filed with the Registrar of Companies in England and W
these accounts was unqualified and did not include a statement under section 237(

A summary of this report will appear as an advertisement in the Financial Times, '
The Scotsman and The Newcastle Journal on 27 July 2006. The report will also be a
www.northernrock.co.uk from 8.30am on 26 July 2006.

A presentation of the results will be given by Directors on the morning of the re
of the presentation will be available on the Northern Rock website on 26 July 200
cast will subsequently be available on the Northern Rock website from 3.00pm on 2

NORTHERN ROCK GROUP INTERIM RESULTS

Independent Review Report to Northern Rock plc

Introduction

We have been instructed by the company to review the financial information for th
which comprises the consolidated interim balance sheet as at 30 June 2006 and the
statements of income, cash flows and statements of recognised income and expense
and related notes. We have read the other information contained in the interim re
contains any apparent misstatements or material inconsistencies with the financia

Directors' responsibilities

The interim report, including the financial information contained therein, is the
approved by the Directors. The Listing Rules of the Financial Services Authority
and presentation applied to the interim figures should be consistent with those a
annual accounts except where any changes, and the reasons for them, are disclosed

This interim report has been prepared in accordance with the basis set out in not
notes to the interim report.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Board for use in the United Kingdom. A review consists principally of making enqu analytical procedures to the financial information and underlying financial data whether the disclosed accounting policies have been applied. A review excludes au controls and verification of assets, liabilities and transactions. It is substant and therefore provides a lower level of assurance. Accordingly we do not express information. This report, including the conclusion, has been prepared for and onl of the Listing Rules of the Financial Services Authority and for no other purpose accept or assume responsibility for any other purpose or to any other person to w whose hands it may come save where expressly agreed by our prior consent in writi

Review conclusion

On the basis of our review we are not aware of any material modifications that sh information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
Newcastle upon Tyne
26 July 2006

Notes: (a) The maintenance and integrity of the Northern Rock web site is the res the work carried out by the auditors does not involve consideration of these matt accept no responsibility for any changes that may have occurred to the interim re presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination differ from legislation in other jurisdictions.

Contacts

City Contacts

Bob Bennett
Group Finance Director
0191 279 4366

Dave Jones
Deputy Finance Director
0191 279 4474

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John Watson
Operational Director
0191 279 5295

Ron Stout
Assistant Director - PR
0191 279 4676

Don Hunter
Finsbury Limited
020 7251 3801

This document contains certain forward-looking statements with respect to certain its current goals and expectations relating to its future financial condition and forward-looking statements involve risk and uncertainty because they relate to ev that will occur in the future. Northern Rock's actual future results may differ m expressed or implied in these forward-looking statements as a result of a variety and global economic and business conditions, market related risk such as interest

delays in implementing proposals, unexpected difficulties with computer systems, changes in customer preferences, competition and other factors.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED
2006 SEP 21 A 8:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Notice of Trading Statement
Released	14:18 29-Mar-06
Number	6049A

RNS Number:6049A
Northern Rock PLC
29 March 2006

NORTHERN ROCK PLC

Northern Rock plc announces its intention to issue a Trading Statement for the 3 months to 31 March 2006, at 7.00 am on Monday 3 April 2006.

City Contacts	Press Contacts
Bob Bennett Group Finance Director 0191 279 4346	Brian Giles Communications Director 0191 279 4676
Richard Moorin Investor Relations 0191 279 4093	Ron Stout Corporate Relations 0191 279 4676
Simon Hall Investor Relations 0191 279 6090	James Murgatroyd Finsbury Limited 020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Trading Statement
Released	07:00 03-Apr-06
Number	8003A

RNS Number:8003A
Northern Rock PLC
03 April 2006

NORTHERN ROCK PLC

TRADING STATEMENT
FOR THE 3 MONTHS TO 31 MARCH 2006

INTRODUCTION

Northern Rock informs the market of its continued strong trading performance - in line with guidance given at the time of the 2005 Preliminary Results and its strategic intention of achieving annual growth in assets of 20% (+/- 5%) and growth in profit attributable to shareholders of 15% (+/- 5%).

STRATEGY

Northern Rock's strategy remains unchanged. It is based on sector leading, low cost operations, transparency and customer driven distribution to produce attractive products at competitive prices. Backed up by strong retention, this generates strong growth in high quality assets to provide low risk, attractive returns to shareholders. Our strategic target is to maintain Return on Equity in the 19-22% range.

ECONOMIC BACKGROUND AND MARKET OUTLOOK

UK economic fundamentals are sound despite a slowdown in GDP growth. Whilst unemployment is increasing, it remains at historic low levels, and inflation is under control. We expect these trends to continue and therefore that interest rates and debt servicing costs will be relatively low.

This backdrop will continue to provide support for the UK housing market, especially when combined with the long-standing preference for home ownership in a market where housing demand outstrips supply. The latter stages of 2005 and the start of 2006 have seen a small but encouraging increase in the number of First Time Buyers returning to the housing market. We expect this gentle trend to continue, providing increased support to the home moving market, which is expected to see a slight increase in the number of housing transactions compared to 2005.

As households continue to reorganise their finances, demand for remortgage products will remain high, supporting gross loan volumes in 2006. Remortgaging is expected to represent around 45% of gross lending in 2006.

Combining our outlook for the UK housing and mortgage markets, our expectation is for a gross mortgage market in 2006 of around £300 billion, compared with £288 billion in 2005. Northern Rock remains confident of its ability to achieve its lending targets within this context.

LENDING

Our strong lending performance continued in the first quarter of 2006. During the first three months of 2006, total net lending was 26% higher than the same period last year, due to a combination of a good gross mortgage market share, enhanced by customer retention. In Q1 2006, gross and net lending market shares have been in line with those for 2005 as a whole.

Going into the second quarter, Northern Rock's total lending pipeline stood at £5.7 billion; an increase of 15% over the same time last year and 8% higher than at the start of 2006.

Net residential lending during the first three months of the year was 14% higher than at the same point in 2005. This is encouraging, as the first quarter of 2005 saw strong lending following the introduction of mortgage regulation. Northern Rock's policy of offering existing mortgage customers the same products available to new customers, combined with active promotion and dedicated retention resources, has led to a continued good retention performance. At 31 March 2006, Northern Rock's residential lending pipeline was £5.1 billion, 14% higher than the same time last year.

The risk profile of residential lending during the first quarter was consistent with that seen in 2005. The proportion of Together, Buy-to-Let and HERM products are at similar levels to H2 2005. Higher Together sales reflect the drift back into the housing market of First Time Buyers.

Total unsecured lending represents a small but consistent proportion of Northern Rock's overall loan book, at around 8% of commercial assets. Total unsecured lending so far this year - both in net lending and share of pipeline - maintains this lending mix. The proportion of new unsecured lending which is mortgage-linked has increased, in line with Together sales in the first three months of the year. Unsecured loans linked to a mortgage demonstrate a similar performance profile to the secured element of the loan. We target quality rather than volume in both our personal unsecured and commercial secured lending. The growth in our commercial secured book remains quieter, as seen in H2 2005.

At this early stage, Northern Rock's lending performance during the first quarter of 2006 is consistent with the company achieving asset growth in the top half of the strategic range.

CREDIT QUALITY

Credit quality at Northern Rock remains tightly monitored and controlled. Our strong underwriting criteria, the high proportion of borrowers with a proven payment track record and the targeting of low risk sectors ensure credit quality remains robust. Despite the backdrop of modestly increasing arrears in the mortgage industry and within some areas of consumer lending, Northern Rock's arrears profile remains low.

All of our loan books have shown little movement in their arrears profile since the end of 2005. Our residential arrears (3 months plus) remain below half the industry average, which at December 2005 was 0.92%, according to CML data.

Reflecting our view of the economy and our expectation for broadly flat house prices, we will continue the policy of 2005 in seeking quicker crystallisation on defaulting loans - secured and unsecured - where they are higher risk loans. Combined with the introduction of Basle II-style impairment models, this will mean a shift in the relationship between provisions and write-offs, a trend already evidenced in 2005's figure.

FUNDING

Funding volumes across our diversified funding platform remained strong in the first quarter of 2006.

We continue to develop our retail funding arm, building on last year's strong performance, and are attracting further strong net inflows of retail savings, which is expected to be the pattern for 2006 as a whole.

January saw the first of Northern Rock's residential mortgage-backed security (RMBS) issues for 2006. As with previous transactions, the issue was heavily oversubscribed leading to the issue being increased to £6 billion. This deal was achieved at an all-in cost of Libor +19bps, comparable with recent deals despite substantial upsizing, reflecting the strength and liquidity of this market and the appetite for Northern Rock's paper.

The first quarter of 2006 also saw the fourth issue from Northern Rock's €10 billion Covered Bond Programme as we further develop this funding stream. The €2 billion issue (at an all-in cost of Libor + 2bps) was also oversubscribed reflecting the significant appetite for this type of investment. We expect to raise further funds through the Covered Bond Programme in 2006.

We recently completed our first Australian dollar medium term note issue totalling
A$1.2 billion, further expanding our wholesale franchise and making us a genuinely global player in the wholesale funding markets.

COSTS

Costs at Northern Rock continue to be tightly controlled. As we noted at the 2005 Preliminary Results, we expect cost growth to be at the bottom of our strategic range of 1/2 to 2/3 of asset growth in 2006, thus improving the cost: asset ratio. We expect to see the cost:income ratio improve in 2006, (reflecting positive "jaws") and so further improve our relative cost position as incremental regulatory cost growth moderates and further efficiency gains are realised.

CAPITAL

We expect to be a major beneficiary of Basle II, given the low risk nature of our lending assets, and we will be well prepared for the introduction of Basle II from January 2007. We were one of the first banks to apply at the end of 2005 to the FSA for approval to adopt the Retail Internal Ratings Based approach under the new regulations and we intend to move from the Standardised Approach for Operational Risk to the Advanced Methodology as quickly as possible.

We continue to manage capital actively and, as part of our capital management plans, we intend to complete another Whinstone transaction in 2006, further transferring residual risk in securitisation issues. We believe this further strengthens our capital position, particularly ahead of Basle II, both with our regulator and the credit rating agencies.

INCOME & PROFITS

As asset growth slows to the middle of our strategic target of 20% (+/- 5%) over the next 2-3 years, we expect to see attributable profit growth move towards and then above the mid-point of its target range of 15% (+/- 5%). This will, in part, reflect the gradual unwinding of the initial income deferral caused by IFRS. It also reflects the fact that we have repriced our retail backbooks and that our asset spreads largely reflect the general stability of front end lending margins. With Other Income expected to grow in line with the type of lending with which it is associated, all this should result in strong income growth in 2006.

This year will see further movements within the geography of the profit and loss account. Whinstone costs will be a deduction from income (in 2006 there will be a 12 month impact versus the 2 months in 2005) with the benefit primarily being lower growth in the appropriations line.

The range of post-tax attributable profit forecasts from 19 analysts for 2006 is £339 million to £361 million. At this early stage, Northern Rock remains comfortable with this consensus average of £352m, growth of 14%.

Growth in EPS and DPS will continue to be consistent with growth in post-tax attributable profits.

COMMENT

Adam J Applegarth, Chief Executive, commented:

"We have started 2006 strongly, with lending performance and pipeline ahead of the good numbers of the comparable period last year, and entirely in keeping with our expectation of being in the top half of the asset growth target range."

"Credit quality remains robust, with arrears well below industry averages, demonstrating the ongoing high quality of our lending."

"Based on the enduring strengths of our business model, we are comfortable that we are again set to deliver against all our strategic targets in 2006."

Further, more detailed, information on Northern Rock's 2006 trading performance will be produced at the Interim Results announcement on Wednesday, 26 July 2006.

City Contacts
Bob Bennett
Group Finance Director
0191 279 4346

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts
Brian Giles
Communications Director
0191 279 4676

Ron Stout
Corporate Relations
0191 279 4676

James Murgatroyd
Finsbury Limited
0207 251 3801

Important Notice

This announcement should be read in conjunction with our announcement and the Annual Report and Accounts for the full year ended December 2005, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2006 SEP 21 A 8:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	AGM Statement
Released	17:26 25-Apr-06
Number	9846B

RNS Number:9846B
Northern Rock PLC
25 April 2006

NORTHERN ROCK PLC

ANNUAL GENERAL MEETING

The Annual General Meeting (the Meeting) of Northern Rock plc (the Company) was held on 25 April 2006.

Sir Ian Gibson has assumed responsibility as the Senior Independent Director following the retirement of Sir George Russell as previously announced on 17 February 2006.

Two copies of resolutions passed at the Meeting (other than resolutions concerning ordinary business) were forwarded to the UK Listing Authority on 25 April 2006 making them available to the public for inspection at the Document Viewing Facility.

Details of the votes cast in respect of the Resolutions are available on the Company's website, www.northernrock.co.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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NORTHERN ROCK PLC
ANNUAL GENERAL MEETING - 25 APRIL 2006

PROXY VOTING ON RESOLUTIONS

	RESOLUTION	VOTES FOR	VOTES AGAINST	VOTES WITHHELD
1	TO RECEIVE THE REPORT AND ACCOUNTS	238,843,592	3,901,262	2,216,299
2	TO APPROVE THE DIRECTORS' REMUNERATION REPORT	218,531,878	10,659,270	15,757,657
3	TO DECLARE A FINAL DIVIDEND ON THE ORDINARY SHARES	244,838,977	46,962	87,917
4	TO RE-ELECT ADAM JOHN APPLEGARTH AS A DIRECTOR	242,920,343	1,737,319	296,530
5	TO RE-ELECT SIR IAN GIBSON AS A DIRECTOR	242,849,625	1,781,005	320,691
6	TO RE-ELECT SIR DEREK WANLESS AS A DIRECTOR	242,752,753	1,871,311	326,455
7	TO RE-APPOINT PRICEWATERHOUSECOOPERS LLP AS AUDITORS OF THE COMPANY	234,770,466	4,723,613	5,439,875
8	TO AUTHORISE THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS	240,417,343	2,972,224	1,529,808
9	TO AUTHORISE THE COMPANY TO ALLOT UNISSUED SHARES	238,426,944	5,725,163	739,115
10	TO DISAPPLY PRE-EMPTION RIGHTS (*)	240,131,895	3,334,494	1,333,120
11	TO AUTHORISE THE COMPANY TO PURCHASE ITS OWN ORDINARY SHARES (*)	243,809,803	491,700	566,327
12	TO APPROVE AND AUTHORISE THE COMPANY TO ENTER INTO THE CONTINGENT SHARE PURCHASE CONTRACT WITH THE NORTHERN ROCK FOUNDATION AND TO PURCHASE FOUNDATION SHARES (*)	235,430,720	3,248,875	6,174,889

(*) SPECIAL RESOLUTION

PLEASE NOTE IN ACCORDANCE WITH THE COMPANY'S ARTICLES OF ASSOCIATION ALL RESOLUTIONS WERE PASSED ON A SHOW OF HANDS

Notification under Listing Rule 9.31(b)

The following resolution was passed as a Special Resolution by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 26 April 2005.

Special Resolution

18. THAT the regulations in the form produced to the Annual General Meeting and initialled for the purposes of identification by the Chairman of the Meeting, be adopted as the new Articles of Association of the Company, in substitution for and to the exclusion of the existing Articles of Association of the Company, with effect from the conclusion of the Meeting.

The following resolution was passed as an Ordinary Resolution by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 25 April 2006.

Ordinary Resolution

9. THAT, in substitution for all previous authorities conferred upon the Directors to allot relevant securities of the Company but without prejudice to the continuing authority of the Directors to allot relevant securities pursuant to an offer or agreement made by the Company before the revocation of the authority pursuant to which such offer or agreement was made, the authority conferred on the Directors by Article 10.1 of the Company's Articles of Association shall apply for the period commencing on the date of the passing of this Resolution and shall expire, unless renewed, on 24 April 2011 and for that period the section 80 amount shall be £41,296,625.

The following resolutions were passed as Special Resolutions by the shareholders of Northern Rock plc at the Company's Annual General Meeting held on 25 April 2006.

Special Resolutions:

10. THAT, subject to the passing of Resolution 9 in the Notice of this Meeting, the power conferred on the Directors by Article 10.2 of the Company's Articles of Association shall apply for the period commencing on the date of passing of this Resolution and shall expire, unless renewed, on the expiry or termination of the authority conferred on the Directors pursuant to Resolution 9 in the Notice of this Meeting and for that period the section 89 amount shall be £5,265,325.

11. THAT, pursuant to Article 53, the Company be and is hereby granted general and unconditional authority for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in its capital provided that:

    a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 42,122,600 (representing 10% of the Company's issued ordinary share capital as at 31 December 2005);

    b) the minimum price (exclusive of expenses) which may be paid for such shares is 25p per share (being the nominal value of an ordinary share);

c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the date on which the ordinary share is contracted to be purchased and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting or 18 months from the date of passing of this Resolution, whichever is earlier; and

e) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

12. THAT the contingent share purchase contract between the Company and The Northern Rock Foundation (a draft of which is produced to the Meeting and initialled by the Chairman for the purposes of identification), providing for the purchase by the Company of fully paid Foundation Shares in the share capital of the Company at such times and at such prices and in such numbers and otherwise on the other terms set out in such contract, be and is hereby approved and authorised generally (including, without limitation, for the purposes of sections 164 and 165 of the Companies Act 1985) but so that such approval and authority, unless previously renewed, varied or revoked, shall expire 18 months from the date of passing of this Resolution.

Regulatory Announcement

Go to market news section

Free annual report

RECEIVED

2006 SEP 21 A 8:25 **northern rock**

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Northern Rock PLC
TIDM	NRK
Headline	First RMBS Issue 2006
Released	07:09 25-Jan-06
Number	4087X

RNS Number:4087X
Northern Rock PLC
25 January 2006

NORTHERN ROCK PLC

FIRST RMBS ISSUE 2006

Northern Rock plc priced its latest residential mortgage backed securitisation ("RMBS") issue out of Granite Master Issuer plc on 18 January 2006 and expects to close the transaction today. This transaction represents the Company's eighteenth residential mortgage-backed securitisation (the fifth from Granite Master Issuer plc) and, at £6 billion sterling equivalent, is the Company's largest deal to date. The transaction was initially marketed at a size of £4 billion but following exceptional investor interest and heavy over subscription levels, the deal was upsized to £6 billion and still priced at the tightest end of price guidance.

The notes were heavily over-subscribed with low margins achieved across all ratings and maturities. The weighted average margin on the transaction at launch was 10.72bps for a weighted average life of 3.98 years with overall pricing being at around the same levels as the public deals in 2005 despite the transaction size which was one third greater than the previous highest issue.

The lead managers on the transaction are Barclays Capital, Deutsche Bank and Merrill Lynch.

Contact:

K M Currie
Executive Director
(0191) 2794281

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RECEIVED

2006 SEP 21 A 8:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Issue of Debt
Released	09:18 12-Jun-06
Number	3996E

RNS Number:3996E
Northern Rock PLC
12 June 2006

Northern Rock plc - Issue of Preference Shares 12 June 2006

Northern Rock announces its intention to issue Non-Cumulative Sterling Preference Shares, to be designated Series A (the Series A Fixed / Floating Rate Non-Cumulative Callable Preference Shares).

Application has been made to list the Series A Preference Shares on the London Stock Exchange. It is expected that the Series A Preference Shares will qualify as Tier One capital.

This issue, which will be marketed to investors shortly, further diversifies Northern Rock's capital base, increases flexibility and reflects Northern Rock's ongoing confidence in achieving its strategic growth targets.

Barclays Capital and Lehman Brothers will lead manage the issue.

This announcement does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

For further information, please contact:

City Contacts
Bob Bennett
Group Finance Director
0191 279 4366

Richard Moorin
Investor Relations
0191 279 4093

Press Contacts

Brian Giles
Communications Director
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

Treasury Contacts
Keith Currie
Treasury Director
0191 279 4105

Antony Swalwell
Head of Capital Markets
0191 279 4553

Lead Managers

David Lyon
Barclays Capital
020 7773 9863

Nick Turnor
Lehman Brothers
020 7103 2164

END

Close

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Issue of Debt
Released	15:28 29-Jun-06
Number	4025F

RNS Number:4025F
Northern Rock PLC
29 June 2006

NORTHERN ROCK PLC

COMPLETES ISSUE OF PREFERENCE SHARES

Northern Rock has completed the issue of £400,000,000 Non-Cumulative Sterling Preference Shares, to be designated Series A (the Series A Fixed / Floating Rate Non-Cumulative Callable Preference Shares).

Dividends will accrue on a principal amount of £1,000 per Preference Share at a rate of 6.8509% per annum in the period from (and including) 29 June 2006 to (but excluding) 4 July 2016 and thereafter at a rate reset quarterly equal to 1.66% per annum above 3-month Sterling LIBOR. The first dividend will, if declared, be paid on 4 July 2007. From (and including) 4 July 2007 to (but excluding) 4 July 2016 dividends if declared will be paid annually in arrear on 4 July each year. From 4 July 2016 dividends, if declared, will be paid quarterly in arrears on 4 January, 4 April, 4 July and 4 October each year.

The Series A Fixed / Floating Rate Non-Cumulative Callable Preference Shares can be redeemed on 4 July 2016 and any dividend payment date thereafter. Application has been made to list the Series A Preference Shares on the London Stock Exchange.

This issue further diversifies Northern Rock's capital base, increases flexibility and reflects Northern Rock's ongoing confidence in achieving its strategic growth targets.

Barclays Capital and Lehman Brothers managed the issue.

This announcement does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

For further information, please contact:

City Contacts	Treasury Contacts
Bob Bennett Group Finance Director 0191 279 4366	Keith Currie Treasury Director 0191 279 4105
Richard Moorin Investor Relations 0191 279 4093	Antony Swalwell Head of Capital Markets 0191 279 4553
Press Contacts	**Lead Managers**
Brian Giles	David Lyon

Communications Director	Barclays Capital
0191 279 4676	020 7773 9863
James Murgatroyd	Nick Turnor
Finsbury Limited	Lehman Brothers
020 7251 3801	020 7103 2164

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Northern Rock PLC
TIDM	56SA
Headline	Full Early Redemption
Released	11:27 18-Aug-06
Number	2006081800

Northern Rock PLC

NOTICE OF EARLY PUT REDEMPTION
NORTHERN ROCK PLC
FLOATING RATE EMTN DUE 22-11-10
XS0205804023
GBP 5,000,000

Please note that due to a full put option being
Processed on the above mentioned issue on 22-11-05
The current outstanding nominal amount of this issue is now NIL.

Please update your records accordingly.

Close

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Annual Information Update
Released	15:27 06-Apr-06
Number	1459B

RNS Number:1459B
Northern Rock PLC
06 April 2006

NORTHERN ROCK PLC

ANNUAL INFORMATION UPDATE

In accordance with Prospectus Rule 5.2 and following publication of the Annual Report and Accounts for the year ended 31 December 2005, Northern Rock plc (the 'Company') announces that the following information has been published or made available to the public over the previous 12 months to 5 April 2006 in compliance with its obligations under community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

STOCK EXCHANGE ANNOUNCEMENTS

The following UK regulatory announcements have been made via a Regulation Information Service.

Date	Company	Headline
5 April 2006	Northern Rock plc	Director/PDMR Shareholding
4 April 2006	Northern Rock plc	Publication of Final Terms
4 April 2006	Northern Rock plc	FRN Variable Rate Fix
4 April 2006	Northern Rock plc	Publication of Final Terms
4 April 2006	Northern Rock plc	FRN Variable Rate Fix
3 April 2006	Northern Rock plc	Publication of Final Terms
3 April 2006	Northern Rock plc	Director/PDMR Shareholding
3 April 2006	Northern Rock plc	Trading Statement
31 March 2006	Northern Rock plc	FRN Variable Rate Fix
31 March 2006	Northern Rock plc	Director/PDMR Shareholding
29 March 2006	Northern Rock plc	Notice of Trading Statement
29 March 2006	Northern Rock plc	FRN Variable Rate Fix
24 March 2006	Northern Rock plc	FRN Variable Rate Fix
24 March 2006	Northern Rock plc	Director/PDMR Shareholding
23 March 2006	Northern Rock plc	Publication of Final Terms
23 March 2006	Northern Rock plc	FRN Variable Rate Fix
22 March 2006	Northern Rock plc	FRN Variable Rate Fix
22 March 2006	Northern Rock plc	FRN Variable Rate Fix
21 March 2006	Northern Rock plc	FRN Variable Rate Fix
21 March 2006	Northern Rock plc	FRN Variable Rate Fix
20 March 2006	Northern Rock plc	FRN Variable Rate Fix
20 March 2006	Northern Rock plc	FRN Variable Rate Fix
17 March 2006	Northern Rock plc	Director/PDMR Shareholding
16 March 2006	Northern Rock plc	FRN Variable Rate Fix
15 March 2006	Northern Rock plc	FRN Variable Rate Fix
15 March 2006	Northern Rock plc	FRN Variable Rate Fix
15 March 2006	Northern Rock plc	FRN Variable Rate Fix
15 March 2006	Northern Rock plc	FRN Variable Rate Fix

13 March 2006	Northern Rock plc	Annual Report & Accounts
13 March 2006	Northern Rock plc	Director/PDMR Shareholding
13 March 2006	Northern Rock plc	FRN Variable Rate Fix
13 March 2006	Northern Rock plc	FRN Variable Rate Fix
10 March 2006	Northern Rock plc	Notice of AGM
8 March 2006	Northern Rock plc	FRN Variable Rate Fix
8 March 2006	Northern Rock plc	FRN Variable Rate Fix
8 March 2006	Northern Rock plc	FRN Variable Rate Fix
8 March 2006	Northern Rock plc	FRN Variable Rate Fix
8 March 2006	Northern Rock plc	Director/PDMR Shareholding
8 March 2006	Northern Rock plc	FRN Variable Rate Fix
7 March 2006	Northern Rock plc	FRN Variable Rate Fix
7 March 2006	Northern Rock plc	FRN Variable Rate Fix
6 March 2006	Northern Rock plc	FRN Variable Rate Fix
3 March 2006	Northern Rock plc	Director/PDMR Shareholding
3 March 2006	Northern Rock plc	Holding in Company
3 March 2006	Northern Rock plc	FRN Variable Rate Fix
1 March 2006	Northern Rock plc	FRN Variable Rate Fix
1 March 2006	Northern Rock plc	FRN Variable Rate Fix
1 March 2006	Northern Rock plc	FRN Variable Rate Fix
1 March 2006	Northern Rock plc	FRN Variable Rate Fix
1 March 2006	Northern Rock plc	FRN Variable Rate Fix
28 February 2006	Northern Rock plc	FRN Variable Rate Fix
28 February 2006	Northern Rock plc	FRN Variable Rate Fix
24 February 2006	Northern Rock plc	Director/PDMR Shareholding
24 February 2006	Northern Rock plc	FRN Variable Rate Fix
24 February 2006	Northern Rock plc	FRN Variable Rate Fix
23 February 2006	Northern Rock plc	FRN Variable Rate Fix
22 February 2006	Northern Rock plc	FRN Variable Rate Fix
22 February 2006	Northern Rock plc	FRN Variable Rate Fix
21 February 2006	Northern Rock plc	FRN Variable Rate Fix
21 February 2006	Northern Rock plc	FRN Variable Rate Fix
21 February 2006	Northern Rock plc	FRN Variable Rate Fix
21 February 2006	Northern Rock plc	FRN Variable Rate Fix
21 February 2006	Northern Rock plc	FRN Variable Rate Fix
21 February 2006	Northern Rock plc	FRN Variable Rate Fix
20 February 2006	Northern Rock plc	FRN Variable Rate Fix
20 February 2006	Northern Rock plc	FRN Variable Rate Fix
17 February 2006	Northern Rock plc	FRN Variable Rate Fix
17 February 2006	Northern Rock plc	Director/PDMR Shareholding
17 February 2006	Northern Rock plc	Director/PDMR Shareholding
17 February 2006	Northern Rock plc	FRN Variable Rate Fix
16 February 2006	Northern Rock plc	FRN Variable Rate Fix
16 February 2006	Northern Rock plc	FRN Variable Rate Fix
15 February 2006	Northern Rock plc	FRN Variable Rate Fix
15 February 2006	Northern Rock plc	FRN Variable Rate Fix
15 February 2006	Northern Rock plc	FRN Variable Rate Fix
15 February 2006	Northern Rock plc	FRN Variable Rate Fix
15 February 2006	Northern Rock plc	FRN Variable Rate Fix
15 February 2006	Northern Rock plc	FRN Variable Rate Fix
14 February 2006	Northern Rock plc	FRN Variable Rate Fix
14 February 2006	Northern Rock plc	FRN Variable Rate Fix
14 February 2006	Northern Rock plc	FRN Variable Rate Fix
14 February 2006	Northern Rock plc	FRN Variable Rate Fix
13 February 2006	Northern Rock plc	FRN Variable Rate Fix
10 February 2006	Northern Rock plc	Director/PDMR Shareholding
9 February 2006	Northern Rock plc	FRN Variable Rate Fix
9 February 2006	Northern Rock plc	FRN Variable Rate Fix
9 February 2006	Northern Rock plc	FRN Variable Rate Fix
8 February 2006	Northern Rock plc	Publication of Prospectus
8 February 2006	Northern Rock plc	Publication of Prospectus
8 February 2006	Northern Rock plc	FRN Variable Rate Fix
7 February 2006	Northern Rock plc	FRN Variable Rate Fix
7 February 2006	Northern Rock plc	FRN Variable Rate Fix

3 February 2006	Northern Rock plc	Director/PDMR Shareholding
3 February 2006	Northern Rock plc	Publication of Prospectus
3 February 2006	Northern Rock plc	FRN Variable Rate Fix
3 February 2006	Northern Rock plc	FRN Variable Rate Fix
2 February 2006	Northern Rock plc	FRN Variable Rate Fix
2 February 2006	Northern Rock plc	FRN Variable Rate Fix
2 February 2006	Northern Rock plc	FRN Variable Rate Fix
1 February 2006	Northern Rock plc	FRN Variable Rate Fix
1 February 2006	Northern Rock plc	FRN Variable Rate Fix
1 February 2006	Northern Rock plc	FRN Variable Rate Fix
1 February 2006	Northern Rock plc	FRN Variable Rate Fix
1 February 2006	Northern Rock plc	FRN Variable Rate Fix
31 January 2006	Northern Rock plc	FRN Variable Rate Fix
30 January 2006	Northern Rock plc	Director/PDMR Shareholding
27 January 2006	Northern Rock plc	Director/PDMR Shareholding
27 January 2006	Northern Rock plc	FRN Variable Rate Fix
26 January 2006	Northern Rock plc	Director/PDMR Shareholding
26 January 2006	Northern Rock plc	Director/PDMR Shareholding
26 January 2006	Northern Rock plc	FRN Variable Rate Fix
25 January 2006	Northern Rock plc	First RMBS Issue 2006
25 January 2006	Northern Rock plc	FRN Variable Rate Fix
25 January 2006	Northern Rock plc	FRN Variable Rate Fix
25 January 2006	Northern Rock plc	FRN Variable Rate Fix
25 January 2006	Northern Rock plc	Preliminary Results (3)
24 January 2006	Northern Rock plc	FRN Variable Rate Fix
23 January 2006	Northern Rock plc	FRN Variable Rate Fix
20 January 2006	Northern Rock plc	Director/PDMR Shareholding
20 January 2006	Northern Rock plc	FRN Variable Rate Fix
20 January 2006	Northern Rock plc	FRN Variable Rate Fix
20 January 2006	Northern Rock plc	FRN Variable Rate Fix
20 January 2006	Northern Rock plc	FRN Variable Rate Fix
19 January 2006	Northern Rock plc	FRN Variable Rate Fix
18 January 2006	Northern Rock plc	FRN Variable Rate Fix
18 January 2006	Northern Rock plc	FRN Variable Rate Fix
18 January 2006	Northern Rock plc	FRN Variable Rate Fix
17 January 2006	Northern Rock plc	FRN Variable Rate Fix
17 January 2006	Northern Rock plc	FRN Variable Rate Fix
17 January 2006	Northern Rock plc	FRN Variable Rate Fix
17 January 2006	Northern Rock plc	FRN Variable Rate Fix
17 January 2006	Northern Rock plc	FRN Variable Rate Fix
16 January 2006	Northern Rock plc	Director/PDMR Shareholding
11 January 2006	Northern Rock plc	FRN Variable Rate Fix
10 January 2006	Northern Rock plc	FRN Variable Rate Fix
10 January 2006	Northern Rock plc	FRN Variable Rate Fix
10 January 2006	Northern Rock plc	FRN Variable Rate Fix
9 January 2006	Northern Rock plc	FRN Variable Rate Fix
6 January 2006	Northern Rock plc	Director/PDMR Shareholding
5 January 2006	Northern Rock plc	FRN Variable Rate Fix
5 January 2006	Northern Rock plc	FRN Variable Rate Fix
4 January 2006	Northern Rock plc	Holding in Company
4 January 2006	Northern Rock plc	FRN Variable Rate Fix
3 January 2006	Northern Rock plc	FRN Variable Rate Fix
30 December 2005	Northern Rock plc	Director/PDMR Shareholding
30 December 2005	Northern Rock plc	FRN Variable Rate Fix
30 December 2005	Northern Rock plc	FRN Variable Rate Fix
28 December 2005	Northern Rock plc	FRN Variable Rate Fix
28 December 2005	Northern Rock plc	FRN Variable Rate Fix
28 December 2005	Northern Rock plc	FRN Variable Rate Fix
28 December 2005	Northern Rock plc	FRN Variable Rate Fix
28 December 2005	Northern Rock plc	FRN Variable Rate Fix
23 December 2005	Northern Rock plc	Director/PDMR Shareholding
22 December 2005	Northern Rock plc	FRN Variable Rate Fix
21 December 2005	Northern Rock plc	FRN Variable Rate Fix
21 December 2005	Northern Rock plc	FRN Variable Rate Fix

20 December 2005	Northern Rock plc	FRN Variable Rate Fix
20 December 2005	Northern Rock plc	FRN Variable Rate Fix
20 December 2005	Northern Rock plc	FRN Variable Rate Fix
20 December 2005	Northern Rock plc	FRN Variable Rate Fix
19 December 2005	Northern Rock plc	FRN Variable Rate Fix
16 December 2005	Northern Rock plc	Director /PDMR Shareholding
16 December 2005	Northern Rock plc	FRN Variable Rate Fix
16 December 2005	Northern Rock plc	FRN Variable Rate Fix
13 December 2005	Northern Rock plc	FRN Variable Rate Fix
13 December 2005	Northern Rock plc	FRN Variable Rate Fix
13 December 2005	Northern Rock plc	Director /PDMR Shareholding
13 December 2005	Northern Rock plc	FRN Variable Rate Fix
13 December 2005	Northern Rock plc	FRN Variable Rate Fix
13 December 2005	Northern Rock plc	FRN Variable Rate Fix
13 December 2005	Northern Rock plc	FRN Variable Rate Fix
9 December 2005	Northern Rock plc	Director/PDMR Shareholding
9 December 2005	Northern Rock plc	Director/PDMR Shareholding
9 December 2005	Northern Rock plc	FRN Variable Rate Fix
7 December 2005	Northern Rock plc	FRN Variable Rate Fix
7 December 2005	Northern Rock plc	FRN Variable Rate Fix
7 December 2005	Northern Rock plc	FRN Variable Rate Fix
7 December 2005	Northern Rock plc	FRN Variable Rate Fix
7 December 2005	Northern Rock plc	FRN Variable Rate Fix
6 December 2005	Northern Rock plc	FRN Variable Rate Fix
6 December 2005	Northern Rock plc	FRN Variable Rate Fix
6 December 2005	Northern Rock plc	FRN Variable Rate Fix
2 December 2005	Northern Rock plc	Director/PDMR Shareholding
2 December 2005	Northern Rock plc	FRN Variable Rate Fix
1 December 2005	Northern Rock plc	FRN Variable Rate Fix
30 November 2005	Northern Rock plc	FRN Variable Rate Fix
29 November 2005	Northern Rock plc	Directorate Change
28 November 2005	Northern Rock plc	FRN Variable Rate Fix
28 November 2005	Northern Rock plc	FRN Variable Rate Fix
28 November 2005	Northern Rock plc	FRN Variable Rate Fix
28 November 2005	Northern Rock plc	FRN Variable Rate Fix
25 November 2005	Northern Rock plc	FRN Variable Rate Fix
25 November 2005	Northern Rock plc	Director/PDMR Shareholding
24 November 2005	Northern Rock plc	FRN Variable Rate Fix
24 November 2005	Northern Rock plc	Director/PDMR Shareholding
22 November 2005	Northern Rock plc	FRN Variable Rate Fix
22 November 2005	Northern Rock plc	FRN Variable Rate Fix
22 November 2005	Northern Rock plc	FRN Variable Rate Fix
22 November 2005	Northern Rock plc	FRN Variable Rate Fix
22 November 2005	Northern Rock plc	FRN Variable Rate Fix
22 November 2005	Northern Rock plc	FRN Variable Rate Fix
22 November 2005	Northern Rock plc	FRN Variable Rate Fix
22 November 2005	Northern Rock plc	FRN Variable Rate Fix
22 November 2005	Northern Rock plc	FRN Variable Rate Fix
22 November 2005	Northern Rock plc	FRN Variable Rate Fix
22 November 2005	Northern Rock plc	FRN Variable Rate Fix
21 November 2005	Northern Rock plc	FRN Variable Rate Fix
21 November 2005	Northern Rock plc	FRN Variable Rate Fix
21 November 2005	Northern Rock plc	FRN Variable Rate Fix
18 November 2005	Northern Rock plc	Director/PDMR Shareholding
17 November 2005	Northern Rock plc	FRN Variable Rate Fix
17 November 2005	Northern Rock plc	FRN Variable Rate Fix
17 November 2005	Northern Rock plc	Director/PDMR Shareholding
17 November 2005	Northern Rock plc	Director/PDMR Shareholding
17 November 2005	Northern Rock plc	FRN Variable Rate Fix
17 November 2005	Northern Rock plc	FRN Variable Rate Fix
16 November 2005	Northern Rock plc	FRN Variable Rate Fix
16 November 2005	Northern Rock plc	FRN Variable Rate Fix
16 November 2005	Northern Rock plc	FRN Variable Rate Fix
15 November 2005	Northern Rock plc	FRN Variable Rate Fix

15 November 2005	Northern Rock plc	FRN Variable Rate Fix
15 November 2005	Northern Rock plc	FRN Variable Rate Fix
15 November 2005	Northern Rock plc	FRN Variable Rate Fix
15 November 2005	Northern Rock plc	FRN Variable Rate Fix
15 November 2005	Northern Rock plc	FRN Variable Rate Fix
15 November 2005	Northern Rock plc	FRN Variable Rate Fix
15 November 2005	Northern Rock plc	Holding in Company
15 November 2005	Northern Rock plc	Holding in Company
15 November 2005	Northern Rock plc	FRN Variable Rate Fix
15 November 2005	Northern Rock plc	FRN Variable Rate Fix
14 November 2005	Northern Rock plc	FRN Variable Rate Fix
14 November 2005	Northern Rock plc	FRN Variable Rate Fix
14 November 2005	Northern Rock plc	FRN Variable Rate Fix
11 November 2005	Northern Rock plc	Holding in Company
11 November 2005	Northern Rock plc	Director/PDMR Shareholding
11 November 2005	Northern Rock plc	Holding in Company
11 November 2005	Northern Rock plc	FRN Variable Rate Fix
9 November 2005	Northern Rock plc	First Loss Piece
9 November 2005	Northern Rock plc	FRN Variable Rate Fix
8 November 2005	Northern Rock plc	FRN Variable Rate Fix
8 November 2005	Northern Rock plc	FRN Variable Rate Fix
7 November 2005	Northern Rock plc	FRN Variable Rate Fix
7 November 2005	Northern Rock plc	FRN Variable Rate Fix
4 November 2005	Northern Rock plc	Director/PDMR Shareholding
2 November 2005	Northern Rock plc	FRN Variable Rate Fix
2 November 2005	Northern Rock plc	FRN Variable Rate Fix
1 November 2005	Northern Rock plc	FRN Variable Rate Fix
1 November 2005	Northern Rock plc	Director/PDMR Shareholding
1 November 2005	Northern Rock plc	FRN Variable Rate Fix
1 November 2005	Northern Rock plc	FRN Variable Rate Fix
1 November 2005	Northern Rock plc	FRN Variable Rate Fix
1 November 2005	Northern Rock plc	FRN Variable Rate Fix
31 October 2005	Northern Rock plc	FRN Variable Rate Fix
28 October 2005	Northern Rock plc	Director/PDMR Shareholding
28 October 2005	Northern Rock plc	FRN Variable Rate Fix
27 October 2005	Northern Rock plc	FRN Variable Rate Fix
27 October 2005	Northern Rock plc	FRN Variable Rate Fix
27 October 2005	Northern Rock plc	FRN Variable Rate Fix
26 October 2005	Northern Rock plc	FRN Variable Rate Fix
26 October 2005	Northern Rock plc	FRN Variable Rate Fix
26 October 2005	Northern Rock plc	FRN Variable Rate Fix
26 October 2005	Northern Rock plc	FRN Variable Rate Fix
25 October 2005	Northern Rock plc	FRN Variable Rate Fix
24 October 2005	Northern Rock plc	FRN Variable Rate Fix
24 October 2005	Northern Rock plc	FRN Variable Rate Fix
21 October 2005	Northern Rock plc	FRN Variable Rate Fix
21 October 2005	Northern Rock plc	Director/PDMR Shareholding
20 October 2005	Northern Rock plc	FRN Variable Rate Fix
20 October 2005	Northern Rock plc	FRN Variable Rate Fix
20 October 2005	Northern Rock plc	FRN Variable Rate Fix
19 October 2005	Northern Rock plc	FRN Variable Rate Fix
18 October 2005	Northern Rock plc	FRN Variable Rate Fix
18 October 2005	Northern Rock plc	FRN Variable Rate Fix
18 October 2005	Northern Rock plc	FRN Variable Rate Fix
18 October 2005	Northern Rock plc	Holding in Company
18 October 2005	Northern Rock plc	Holding in Company
18 October 2005	Northern Rock plc	FRN Variable Rate Fix
18 October 2005	Northern Rock plc	FRN Variable Rate Fix
18 October 2005	Northern Rock plc	FRN Variable Rate Fix
18 October 2005	Northern Rock plc	FRN Variable Rate Fix
18 October 2005	Northern Rock plc	FRN Variable Rate Fix
17 October 2005	Northern Rock plc	Director/PDMR Shareholding
14 October 2005	Northern Rock plc	Holding in Company
14 October 2005	Northern Rock plc	Director/PDMR Shareholding

14 October 2005	Northern Rock plc	Holding in Company
13 October 2005	Northern Rock plc	Holding in Company
12 October 2005	Northern Rock plc	FRN Variable Rate Fix
11 October 2005	Northern Rock plc	FRN Variable Rate Fix
11 October 2005	Northern Rock plc	FRN Variable Rate Fix
10 October 2005	Northern Rock plc	Director/PDMR Shareholding
7 October 2005	Northern Rock plc	FRN Variable Rate Fix
7 October 2005	Northern Rock plc	Director/PDMR Shareholding
7 October 2005	Northern Rock plc	Holding in Company
7 October 2005	Northern Rock plc	First Loss Piece
7 October 2005	Northern Rock plc	FRN Variable Rate Fix
6 October 2005	Northern Rock plc	Holding in Company
6 October 2005	Northern Rock plc	Holding in Company
5 October 2005	Northern Rock plc	FRN Variable Rate Fix
5 October 2005	Northern Rock plc	FRN Variable Rate Fix
3 October 2005	Northern Rock plc	FRN Variable Rate Fix
3 October 2005	Northern Rock plc	FRN Variable Rate Fix
3 October 2005	Northern Rock plc	FRN Variable Rate Fix
3 October 2005	Northern Rock plc	Trading Statement
30 September 2005	Northern Rock plc	Director/PDMR Shareholding
30 September 2005	Northern Rock plc	FRN Variable Rate Fix
29 September 2005	Northern Rock plc	Holding in Company
29 September 2005	Northern Rock plc	Director/PDMR Shareholding
28 September 2005	Northern Rock plc	Notice of Trading Statement
27 September 2005	Northern Rock plc	Holding in Company
27 September 2005	Northern Rock plc	Directorate Change
26 September 2005	Northern Rock plc	FRN Variable Rate Fix
23 September 2005	Northern Rock plc	Director/PDMR Shareholding
23 September 2005	Northern Rock plc	Director/PDMR Shareholding
23 September 2005	Northern Rock plc	FRN Variable Rate Fix
23 September 2005	Northern Rock plc	Holding in Company
23 September 2005	Northern Rock plc	Holding in Company
22 September 2005	Northern Rock plc	Holding in Company
21 September 2005	Northern Rock plc	Holding in Company
21 September 2005	Northern Rock plc	FRN Variable Rate Fix
20 September 2005	Northern Rock plc	FRN Variable Rate Fix
20 September 2005	Northern Rock plc	FRN Variable Rate Fix
20 September 2005	Northern Rock plc	FRN Variable Rate Fix
19 September 2005	Northern Rock plc	Holding in Company
19 September 2005	Northern Rock plc	Holding in Company
19 September 2005	Northern Rock plc	FRN Variable Rate Fix
19 September 2005	Northern Rock plc	FRN Variable Rate Fix
16 September 2005	Northern Rock plc	Director/PDMR Shareholding
16 September 2005	Northern Rock plc	Director/PDMR Shareholding
16 September 2005	Northern Rock plc	FRN Variable Rate Fix
14 September 2005	Northern Rock plc	FRN Variable Rate Fix
14 September 2005	Northern Rock plc	FRN Variable Rate Fix
14 September 2005	Northern Rock plc	FRN Variable Rate Fix
13 September 2005	Northern Rock plc	Holding in Company
13 September 2005	Northern Rock plc	FRN Variable Rate Fix
13 September 2005	Northern Rock plc	FRN Variable Rate Fix
13 September 2005	Northern Rock plc	FRN Variable Rate Fix
13 September 2005	Northern Rock plc	FRN Variable Rate Fix
9 September 2005	Northern Rock plc	FRN Variable Rate Fix
9 September 2005	Northern Rock plc	Director/PDMR Shareholding
8 September 2005	Northern Rock plc	Holding in Company
8 September 2005	Northern Rock plc	FRN Variable Rate Fix
8 September 2005	Northern Rock plc	FRN Variable Rate Fix
8 September 2005	Northern Rock plc	FRN Variable Rate Fix
6 September 2005	Northern Rock plc	Director/PDMR Shareholding
6 September 2005	Northern Rock plc	FRN Variable Rate Fix
6 September 2005	Northern Rock plc	FRN Variable Rate Fix
6 September 2005	Northern Rock plc	FRN Variable Rate Fix
5 September 2005	Northern Rock plc	Holding in Company

2 September 2005	Northern Rock plc	Director /PDMR Shareholding
2 September 2005	Northern Rock plc	FRN Variable Rate Fix
1 September 2005	Northern Rock plc	FRN Variable Rate Fix
26 August 2005	Northern Rock plc	FRN Variable Rate Fix
26 August 2005	Northern Rock plc	Director/PDMR Shareholding
26 August 2005	Northern Rock plc	FRN Variable Rate Fix
25 August 2005	Northern Rock plc	FRN Variable Rate Fix
23 August 2005	Northern Rock plc	FRN Variable Rate Fix
23 August 2005	Northern Rock plc	FRN Variable Rate Fix
23 August 2005	Northern Rock plc	FRN Variable Rate Fix
23 August 2005	Northern Rock plc	FRN Variable Rate Fix
23 August 2005	Northern Rock plc	FRN Variable Rate Fix
22 August 2005	Northern Rock plc	Director/PDMR Shareholding
22 August 2005	Northern Rock plc	FRN Variable Rate Fix
19 August 2005	Northern Rock plc	FRN Variable Rate Fix
19 August 2005	Northern Rock plc	FRN Variable Rate Fix
19 August 2005	Northern Rock plc	FRN Variable Rate Fix
19 August 2005	Northern Rock plc	FRN Variable Rate Fix
19 August 2005	Northern Rock plc	FRN Variable Rate Fix
19 August 2005	Northern Rock plc	FRN Variable Rate Fix
17 August 2005	Northern Rock plc	FRN Variable Rate Fix
17 August 2005	Northern Rock plc	FRN Variable Rate Fix
16 August 2005	Northern Rock plc	FRN Variable Rate Fix
16 August 2005	Northern Rock plc	FRN Variable Rate Fix
16 August 2005	Northern Rock plc	FRN Variable Rate Fix
16 August 2005	Northern Rock plc	FRN Variable Rate Fix
16 August 2005	Northern Rock plc	FRN Variable Rate Fix
16 August 2005	Northern Rock plc	FRN Variable Rate Fix
16 August 2005	Northern Rock plc	FRN Variable Rate Fix
16 August 2005	Northern Rock plc	FRN Variable Rate Fix
16 August 2005	Northern Rock plc	FRN Variable Rate Fix
16 August 2005	Northern Rock plc	FRN Variable Rate Fix
15 August 2005	Northern Rock plc	Director/PDMR Shareholding
15 August 2005	Northern Rock plc	FRN Variable Rate Fix
12 August 2005	Northern Rock plc	FRN Variable Rate Fix
12 August 2005	Northern Rock plc	FRN Variable Rate Fix
12 August 2005	Northern Rock plc	FRN Variable Rate Fix
12 August 2005	Northern Rock plc	FRN Variable Rate Fix
11 August 2005	Northern Rock plc	FRN Variable Rate Fix
11 August 2005	Northern Rock plc	FRN Variable Rate Fix
9 August 2005	Northern Rock plc	FRN Variable Rate Fix
9 August 2005	Northern Rock plc	FRN Variable Rate Fix
9 August 2005	Northern Rock plc	FRN Variable Rate Fix
8 August 2005	Northern Rock plc	Director/PDMR Shareholding
5 August 2005	Northern Rock plc	FRN Variable Rate Fix
4 August 2005	Northern Rock plc	FRN Variable Rate Fix
3 August 2005	Northern Rock plc	Interim Dividend Timetable
3 August 2005	Northern Rock plc	FRN Variable Rate Fix
3 August 2005	Northern Rock plc	FRN Variable Rate Fix
2 August 2005	Northern Rock plc	FRN Variable Rate Fix
2 August 2005	Northern Rock plc	FRN Variable Rate Fix
2 August 2005	Northern Rock plc	FRN Variable Rate Fix
2 August 2005	Northern Rock plc	FRN Variable Rate Fix
1 August 2005	Northern Rock plc	Director/PDMR Shareholding
1 August 2005	Northern Rock plc	FRN Variable Rate Fix
1 August 2005	Northern Rock plc	FRN Variable Rate Fix
1 August 2005	Northern Rock plc	FRN Variable Rate Fix
29 July 2005	Northern Rock plc	FRN Variable Rate Fix
28 July 2005	Northern Rock plc	FRN Variable Rate Fix
28 July 2005	Northern Rock plc	FRN Variable Rate Fix
28 July 2005	Northern Rock plc	FRN Variable Rate Fix
28 July 2005	Northern Rock plc	Interim Results (3 parts)
27 July 2005	Northern Rock plc	FRN Variable Rate Fix
27July 2005	Northern Rock plc	FRN Variable Rate Fix

26 July 2005	Northern Rock plc	FRN Variable Rate Fix
26 July 2005	Northern Rock plc	FRN Variable Rate Fix
26 July 2005	Northern Rock plc	FRN Variable Rate Fix
22 July 2005	Northern Rock plc	FRN Variable Rate Fix
22 July 2005	Northern Rock plc	FRN Variable Rate Fix
22 July 2005	Northern Rock plc	Director/PDMR Shareholding
22 July 2005	Northern Rock plc	Director/PDMR Shareholding
22 July 2005	Northern Rock plc	FRN Variable Rate Fix
22 July 2005	Northern Rock plc	FRN Variable Rate Fix
21 July 2005	Northern Rock plc	FRN Variable Rate Fix
20 July 2005	Northern Rock plc	FRN Variable Rate Fix
20 July 2005	Northern Rock plc	FRN Variable Rate Fix
20 July 2005	Northern Rock plc	FRN Variable Rate Fix
19 July 2005	Northern Rock plc	FRN Variable Rate Fix
19 July 2005	Northern Rock plc	FRN Variable Rate Fix
19 July 2005	Northern Rock plc	FRN Variable Rate Fix
19 July 2005	Northern Rock plc	FRN Variable Rate Fix
19 July 2005	Northern Rock plc	FRN Variable Rate Fix
19 July 2005	Northern Rock plc	FRN Variable Rate Fix
18 July 2005	Northern Rock plc	FRN Variable Rate Fix
18 July 2005	Northern Rock plc	FRN Variable Rate Fix
18 July 2005	Northern Rock plc	FRN Variable Rate Fix
18 July 2005	Northern Rock plc	FRN Variable Rate Fix
15 July 2005	Northern Rock plc	Director/PDMR Shareholding
11 July 2005	Northern Rock plc	FRN Variable Rate Fix
11 July 2005	Northern Rock plc	FRN Variable Rate Fix
11 July 2005	Northern Rock plc	FRN Variable Rate Fix
11 July 2005	Northern Rock plc	FRN Variable Rate Fix
6 July 2005	Northern Rock plc	FRN Variable Rate Fix
6 July 2005	Northern Rock plc	FRN Variable Rate Fix
4 July 2005	Northern Rock plc	FRN Variable Rate Fix
4 July 2005	Northern Rock plc	FRN Variable Rate Fix
4 July 2005	Northern Rock plc	FRN Variable Rate Fix
4 July 2005	Northern Rock plc	Director/PDMR Shareholding
1 July 2005	Northern Rock plc	Director/PDMR Shareholding
29 June 2005	Northern Rock plc	FRN Variable Rate Fix
29 June 2005	Northern Rock plc	FRN Variable Rate Fix
29 June 2005	Northern Rock plc	FRN Variable Rate Fix
28 June 2005	Northern Rock plc	FRN Variable Rate Fix
27 June 2005	Northern Rock plc	FRN Variable Rate Fix
24 June 2005	Northern Rock plc	FRN Variable Rate Fix
24 June 2005	Northern Rock plc	Director Shareholding
24 June 2005	Northern Rock plc	FRN Variable Rate Fix
24 June 2005	Northern Rock plc	FRN Variable Rate Fix
23 June 2005	Northern Rock plc	FRN Variable Rate Fix
21 June 2005	Northern Rock plc	FRN Variable Rate Fix
21 June 2005	Northern Rock plc	FRN Variable Rate Fix
21 June 2005	Northern Rock plc	FRN Variable Rate Fix
20 June 2005	Northern Rock plc	FRN Variable Rate Fix
20 June 2005	Northern Rock plc	FRN Variable Rate Fix
20 June 2005	Northern Rock plc	FRN Variable Rate Fix
17 June 2005	Northern Rock plc	Director Shareholding
17 June 2005	Northern Rock plc	Director Shareholding
16 June 2005	Northern Rock plc	FRN Variable Rate Fix
16 June 2005	Northern Rock plc	FRN Variable Rate Fix
15 June 2005	Northern Rock plc	Director Shareholding
14 June 2005	Northern Rock plc	FRN Variable Rate Fix
14 June 2005	Northern Rock plc	FRN Variable Rate Fix
14 June 2005	Northern Rock plc	FRN Variable Rate Fix
10 June 2005	Northern Rock plc	Director Shareholding
10 June 2005	Northern Rock plc	Director Shareholding
10 June 2005	Northern Rock plc	FRN Variable Rate Fix
8 June 2005	Northern Rock plc	FRN Variable Rate Fix
8 June 2005	Northern Rock plc	FRN Variable Rate Fix

7 June 2005	Northern Rock plc	Holding in Company
7 June 2005	Northern Rock plc	FRN Variable Rate Fix
7 June 2005	Northern Rock plc	FRN Variable Rate Fix
3 June 2005	Northern Rock plc	FRN Variable Rate Fix
2 June 2005	Northern Rock plc	FRN Variable Rate Fix
2 June 2005	Northern Rock plc	FRN Variable Rate Fix
1 June 2005	Northern Rock plc	FRN Variable Rate Fix
1 June 2005	Northern Rock plc	FRN Variable Rate Fix
1 June 2005	Northern Rock plc	FRN Variable Rate Fix
1 June 2005	Northern Rock plc	FRN Variable Rate Fix
31 May 2005	Northern Rock plc	FRN Variable Rate Fix
31 May 2005	Northern Rock plc	FRN Variable Rate Fix
27 May 2005	Northern Rock plc	FRN Variable Rate Fix
26 May 2005	Northern Rock plc	FRN Variable Rate Fix
25 May 2005	Northern Rock plc	Director Shareholding
24 May 2005	Northern Rock plc	FRN Variable Rate Fix
24 May 2005	Northern Rock plc	FRN Variable Rate Fix
23 May 2005	Northern Rock plc	FRN Variable Rate Fix
23 May 2005	Northern Rock plc	FRN Variable Rate Fix
23 May 2005	Northern Rock plc	FRN Variable Rate Fix
23 May 2005	Northern Rock plc	Director Shareholding
20 May 2005	Northern Rock plc	FRN Variable Rate Fix
20 May 2005	Northern Rock plc	Director Shareholding
20 May 2005	Northern Rock plc	Director Shareholding
20 May 2005	Northern Rock plc	FRN Variable Rate Fix
19 May 2005	Northern Rock plc	FRN Variable Rate Fix
19 May 2005	Northern Rock plc	FRN Variable Rate Fix
19 May 2005	Northern Rock plc	FRN Variable Rate Fix
19 May 2005	Northern Rock plc	FRN Variable Rate Fix
18 May 2005	Northern Rock plc	FRN Variable Rate Fix
17 May 2005	Northern Rock plc	FRN Variable Rate Fix
16 May 2005	Northern Rock plc	FRN Variable Rate Fix
16 May 2005	Northern Rock plc	FRN Variable Rate Fix
16 May 2005	Northern Rock plc	FRN Variable Rate Fix
16 May 2005	Northern Rock plc	FRN Variable Rate Fix
16 May 2005	Northern Rock plc	FRN Variable Rate Fix
16 May 2005	Northern Rock plc	FRN Variable Rate Fix
13 May 2005	Northern Rock plc	Director Shareholding
13 May 2005	Northern Rock plc	Director Shareholding
13 May 2005	Northern Rock plc	FRN Variable Rate Fix
13 May 2005	Northern Rock plc	FRN Variable Rate Fix
13 May 2005	Northern Rock plc	FRN Variable Rate Fix
13 May 2005	Northern Rock plc	FRN Variable Rate Fix
13 May 2005	Northern Rock plc	FRN Variable Rate Fix
13 May 2005	Northern Rock plc	IFRS 2004 Restatement
12 May 2005	Northern Rock plc	Holding in Company
11 May 2005	Northern Rock plc	Director Shareholding
10 May 2005	Northern Rock plc	FRN Variable Rate Fix
10 May 2005	Northern Rock plc	FRN Variable Rate Fix
10 May 2005	Northern Rock plc	Listing Particulars
9 May 2005	Northern Rock plc	FRN Variable Rate Fix
6 May 2005	Northern Rock plc	FRN Variable Rate Fix
4 May 2005	Northern Rock plc	FRN Variable Rate Fix
4 May 2005	Northern Rock plc	FRN Variable Rate Fix
4 May 2005	Northern Rock plc	Director Shareholding
3 May 2005	Northern Rock plc	FRN Variable Rate Fix
3 May 2005	Northern Rock plc	FRN Variable Rate Fix
3 May 2005	Northern Rock plc	Director Shareholding
3 May 2005	Northern Rock plc	FRN Variable Rate Fix
3 May 2005	Northern Rock plc	Holding in Company
3 May 2005	Northern Rock plc	FRN Variable Rate Fix
3 May 2005	Northern Rock plc	FRN Variable Rate Fix
3 May 2005	Northern Rock plc	FRN Variable Rate Fix
29 April 2005	Northern Rock plc	FRN Variable Rate Fix

29 April 2005	Northern Rock plc	FRN Variable Rate Fix
29 April 2005	Northern Rock plc	Director Shareholding
29 April 2005	Northern Rock plc	FRN Variable Rate Fix
28 April 2005	Northern Rock plc	Director Shareholding
27 April 2005	Northern Rock plc	FRN Variable Rate Fix
27 April 2005	Northern Rock plc	FRN Variable Rate Fix
27 April 2005	Northern Rock plc	FRN Variable Rate Fix
27 April 2005	Northern Rock plc	FRN Variable Rate Fix
26 April 2005	Northern Rock plc	FRN Variable Rate Fix
26 April 2005	Northern Rock plc	FRN Variable Rate Fix
26 April 2005	Northern Rock plc	AGM Statement
26 April 2005	Northern Rock plc	FRN Variable Rate Fix
26 April 2005	Northern Rock plc	FRN Variable Rate Fix
25 April 2005	Northern Rock plc	FRN Variable Rate Fix
25 April 2005	Northern Rock plc	FRN Variable Rate Fix
25 April 2005	Northern Rock plc	FRN Variable Rate Fix
25 April 2005	Northern Rock plc	Director Shareholding
22 April 2005	Northern Rock plc	Director Shareholding
21 April 2005	Northern Rock plc	FSA Variable Rate Fix
19 April 2005	Northern Rock plc	FRN Variable Rate Fix
19 April 2005	Northern Rock plc	FRN Variable Rate Fix
19 April 2005	Northern Rock plc	FRN Variable Rate Fix
19 April 2005	Northern Rock plc	FRN Variable Rate Fix
19 April 2005	Northern Rock plc	FRN Variable Rate Fix
19 April 2005	Northern Rock plc	FRN Variable Rate Fix
18 April 2005	Northern Rock plc	FRN Variable Rate Fix
18April 2005	Northern Rock plc	FRN Variable Rate Fix
18 April 2005	Northern Rock plc	FRN Variable Rate Fix
18 April 2005	Northern Rock plc	FRN Variable Rate Fix
18 April 2005	Northern Rock plc	FRN Variable Rate Fix
15 April 2005	Northern Rock plc	Director Shareholding
14 April 2005	Northern Rock plc	Director Shareholding
12 April 2005	Northern Rock plc	FRN Variable Rate Fix
12 April 2005	Northern Rock plc	FRN Variable Rate Fix
12 April 2005	Northern Rock plc	FRN Variable Rate Fix
11 April 2005	Northern Rock plc	FRN Variable Rate Fix
11 April 2005	Northern Rock plc	Director Shareholding
8 April 2005	Northern Rock plc	Holding in Company
8 April 2005	Northern Rock plc	FRN Variable Rate Fix
8 April 2005	Northern Rock plc	Director Shareholding
7 April 2005	Northern Rock plc	FRN Variable Rate Fix
6 April 2005	Northern Rock plc	Holding in Company
5 April 2005	Northern Rock plc	FRN Variable Rate Fix
5 April 2005	Northern Rock plc	FRN Variable Rate Fix
5 April 2005	Northern Rock plc	FRN Variable Rate Fix
4 April 2005	Northern Rock plc	Trading Statement
1 April 2005	Northern Rock plc	Director Shareholding
31 March 2005	Northern Rock plc	FRN Variable Rate Fix
31 March 2005	Northern Rock plc	FRN Variable Rate Fix
31 March 2005	Northern Rock plc	FRN Variable Rate Fix
31 March 2005	Northern Rock plc	FRN Variable Rate Fix
31 March 2005	Northern Rock plc	FRN Variable Rate Fix
31 March 2005	Northern Rock plc	FRN Variable Rate Fix
31 March 2005	Northern Rock plc	Notice of Trading Statement

Details of all UK regulatory announcements can be found in full and downloaded from the Market News page of the London Stock Exchange's website at www.londonstockexchange.com/marketnews

DOCUMENTS FILED AT COMPANIES HOUSE

The Company has submitted filings to Companies House as follows:

Date	Document Type	Description

18 November 2005	363s	Annual Return
9 May 2005	Offering Circular	Euro Medium Term Note Programme
26 April 2005	Ordinary Resolution	Authority to Increase Share Capit Preference Shares
26 April 2005	Ordinary Resolution	Authority to Allot Unissued Share
26 April 2005	Special Resolution	Disapplication of Pre-emption Rig
26 April 2005	Special Resolution	Authority to Purchase own Shares
26 April 2005	Special Resolution	Authority to enter Contingent Sha and Purchase Foundation Shares
26 April 2005	Articles of Association	Amended Articles
26 April 2005	AA	Annual Report & Accounts 2004

Further information on these filings can be found on the Companies House website, through Companies House Direct at www.direct.companieshouse.gov.uk.

DOCUMENTS SENT TO SHAREHOLDERS

The following documents were published and sent to shareholders:

Date	Document
10 March 2006	Annual Report and Accounts 2005
10 March 2006	Summary Annual Report 2005
10 March 2006	Notice of Annual General Meeting

Further information in respect of these documents can be found on the investor relations section of the Company's website at www.northernrock.co.uk.

EURO MEDIUM TERM NOTE PROGRAMME

The Prospectus dated 13 July 2005 relating to the Company's U.S.$15,000,000,000 Euro Medium Term Note Programme, as supplemented by Supplementary Prospectuses dated 8 August 2005 and 31 January 2006 (together, the "EMTN Prospectus") was approved by the UK Listing Authority and is now available for viewing on the website of the London Stock Exchange on www.londonstockexchange.com.

The following is a list of Medium Term Notes issued under the Euro Medium Term Note Programme which have been admitted to trading on the London Stock Exchange. The details can be viewed on the London Stock Exchange's website or investors may request a copy of the Final Terms from either the Company Secretary of Northern Rock plc (Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL) or the specified office in London of the Agent, Citibank N.A.

ISIN Code	Nominal Amount	Issue Date	Maturity Date
XS0217699916	£275,000	19/04/05	19/04/11
XS0218291614	€25,000,000	27/04/05	27/04/12
XS0212921257	£3,600,000	28/04/05	13/05/11
XS0217882017	€60,000,000	04/05/05	04/05/12
XS0220474695	US$50,000,000	26/05/05	30/06/15
XS0221757858	JPY1,100,000,000	15/06/05	15/06/09
XS0225927770	€50,000,000	01/08/05	01/08/08
XS0225957769	€50,000,000	05/08/05	05/08/08
XS0227616926	€50,000,000	17/08/05	17/08/07
XS0227814729	US$50,000,000	22/08/05	22/08/07
XS0229793616	£2,549,000	13/09/05	07/09/11
XS0229793376	£1,394,000	13/09/05	07/09/10
XS0230455320	£11,628,000	20/09/05	21/03/11
XS0230240805	US$200,000,000	22/09/05	22/09/08
XS0229934293	£100,000,000	29/09/05	29/09/08
XS0233178267	US$1,500,000,000	21/10/05	21/10/10
XS0235593406	£1,250,000	15/11/05	09/11/10
XS0235550000	£2,500,000	15/11/05	09/11/11

XS0236235957	£615,000	21/11/05	20/11/15
XS0236339734	£21,703,000	22/11/05	23/05/11
XS0241158103	£2,900,000	17/01/06	11/01/12
XS0242633716	£14,340,000	31/01/06	29/07/11
XS0248447061	£1,340,000	21/03/06	21/09/11
XS0249414342	€50,000,000	31/03/06	31/03/08
XS0249195958	JPY9,600,000,000	03/04/06	03/04/08

COVERED BOND PROGRAMME

The Prospectus dated 9 November 2005 relating to the Company's €10,000,000,000 Global Covered Bond Programme, as supplemented by a Supplementary Prospectus dated 31 January 2006 (together, the "Covered Bond Prospectus") was approved by the UK Listing Authority and is now available for viewing on the website of the London Stock Exchange on www.londonstockexchange.com.

The following is a list of Covered Bonds issued under the Covered Bond Programme which have been admitted to trading on the London Stock Exchange. The details can be viewed on the London Stock Exchange's website or investors may request a copy of the Final Terms from either the Company Secretary of Northern Rock plc (Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL) or the specified office in London of the Agent, Citibank N.A.

ISIN Code	Nominal Amount	Issue Date	Maturity Date
XS0217395705	€1,500,000,000	20/04/05	20/04/15
XS0235418828	€2,000,000,000	16/11/05	16/11/20
XS0249073767	€2,000,000,000	29/03/06	28/03/13

SENIOR/SUBORDINATED MEDIUM TERM NOTE PROGRAMME

The Offering Circular dated 12 July 2005 relating to the Company's U.S.$10,000,000,000 Senior/Subordinated Medium Term Note Programme (the "Programme") was filed with the Luxembourg Stock Exchange and published on 22 July 2005. A copy of the Offering Circular may be obtained by contacting the Company Secretary of Northern Rock plc (Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL). Details of regulatory filings submitted to the Luxembourg Stock Exchange in connection with the Programme can be viewed on the website of the Luxembourg Stock Exchange on www.bourse.lu.

This Annual Information Update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly be set out therein). The information referred to above is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this Annual Information Update, nor the information referred to above constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

END

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Regulatory Announcement

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RECEIVED
2006 SEP 21 A 8:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Citigroup Global Markets Limited
TIDM	
Headline	Stabilisation Notice
Released	10:57 22-Mar-06
Number	1873A

March 22nd 2006

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

NORTHERN ROCK

Pre-Stabilisation Notice

Citigroup Global Markets Limited. (contact: Syndicate Desk: 0207 986 9000) hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities: (See note 1)	
Issuer:	**NORTHERN ROCK**
Aggregate nominal amount:	EUR€2,000,000,000
Description:	Covered Bonds Notes due March 2013
Offer price:	99.370%
Stabilisation:	
Stabilising Manager (s): (See Note 3)	Citigroup Global Markets Limited ABN AMRO Bank N.V., Hypovereinsbank AG.
Stabilisation period expected to start on: (See Note 4)	March 22nd 2006 the date of this announcement
Stabilisation period expected to end no later than: (See Note 5)	(30 days after the proposed issue date of the securities) (See Note 6)
Maximum size of over-allotment facility: (See Note 7)	5% of the aggregate nominal amount stated above.

Notes

1 Article 8(4) of the Regulation requires disclosure of the terms of the offer (including the spread to the benchmark, if any, once it has been fixed).

2 For example, in a convertible offering, include conversion price. Delete if inapplicable.

3 Article 9(1)(d) requires disclosure of the identity of the stabilisation managers.

4 Article 9(1)(c) requires disclosure of the beginning of the stabilisation period.

5 Article 9(1)(c) requires disclosure of the end of the stabilisation period.

6 Alternatively, if shorter, the stabilisation period must end no later than 60 days after the date of the allotment.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time.(See Note 8)

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement and the offer of the securities to which it relates are directed only at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom. (See Note 9)

In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are

other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State. (See Note 10)

This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of securities in the United States.

Notes

7 Article 9(1)(e) requires disclosure of the existence and maximum size of any overallotment facility. The disclosure should reflect the terms of the underwriting/dealer agreement.

8 Article 9(1)(a) of the Regulation requires disclosure of the fact that stabilisation may be undertaken, that there is no assurance that it will be undertaken and that it may be stopped at any time.

9 Article 12(4)(a) and (b) and (5) of the Financial Promotion Order. In addition, in order to rely on the safe harbour under article 12(3), the communication should not be referred to in, or be directly accessible from, any other communication made to or directed at other kinds of persons in the UK by the co-ordinating stabilising manager (article 12(4)(c) and (6)(c) Financial Promotion Order) and the co-ordinating stabilising manager should have in place proper systems and procedures to prevent recipients in the UK (other than those to whom the communication might otherwise lawfully have been made by the co-ordinating stabilising manager or a member of its group) engaging in investment activity to which the announcement relates with the co-ordinating stabilising manager or a member of its group (article 12(4)(e) Financial Promotion Order).

10 Article 3(2) Prospectus Directive.

END

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Regulatory Announcement

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Company	Citigroup Global Markets Inc.
TIDM	
Headline	Stabilisation Notice
Released	14:49 03-Apr-06
Number	8773A

April 3rd 2006

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

NORTHERN ROCK

Post-Stabilisation Notice

Citigroup Global Markets Limited (contact: Syndicate Desk; telephone: 020 7986 9000) hereby gives notice that no stabilisation (within the meaning of the rules of the Financial Services Authority) (See Note 1) was undertaken by the Stabilising Manager(s) (See Note 2) named below in relation to the offer of the following securities.

Issuer:	**NORTHERN ROCK**
Aggregate nominal amount:	EUR€500,000,000
Description:	Covered Bonds Notes due March 2013
Stabilising Manager (s)	Citigroup Global Markets Limited
	ABN AMRO Bank N.V., Hypovereinsbank AG.
Stabilisation started:	March 22nd 2006
Stabilisation last occurred:	March 22nd 2006

Notes

1 The notice refers to FSA rules rather than the Regulation as some stabilisation may occur before application is made for admission to the regulated market.

2 The Co-ordinating Stabilising Manager is likely to prefer to restrict the information on stabilisation to that given to it by the Stabilising Managers.

<Although stabilisation offers were made, no stabilisation transactions were carried out> (See Note 3)

<For each of the dates during which stabilisation transactions were carried out, the price range (See Note 4) was as follows (See Note 5)>

Date	Lowest price	Highest price
22/3/06	99.285	99.37

Notes

3 The definition of stabilisation includes both purchases and offers to purchase. Therefore, it is possible that stabilisation occurs but no stabilisation transactions are carried out.

4 The prices stated should be absolute prices e.g. expressed as a percentage of nominal value.

5 The references in article 9(3)(d) to stabilisation transactions suggests that the announcement need only include information with respect to transactions actually carried out. Additional information may be necessary if the stabilising managers undertook stabilisation transactions in any associated instruments.

END

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Regulatory Announcement

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	15:57 08-Feb-06
Number	1277Y

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £14,340,000 Floating Rate Notes due July 2011 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 30 January 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus 13 July 2005 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

http://www.rns-pdf.londonstockexchange.com/rns/1277y_-2006-2-8.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state

of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

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FINAL TERMS

30 January, 2006

NORTHERN ROCK PLC

Issue of GBP 14,340,000 Floating Rate Notes due 29 July, 2011 under the U.S.$15,000,000,000 Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 13 July 2005 which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the specified office of each Paying Agent.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	387
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Pounds Sterling ("GBP")
4.	Aggregate Nominal Amount:	
	- Tranche:	GBP 14,340,000
	- Series:	GBP 14,340,000
5.	Issue Price of Tranche:	100 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	GBP 1,000
7.	Issue Date and Interest Commencement Date:	31 January 2006
8.	Maturity Date:	The Interest Payment Date falling in or nearest to July 2011.
9.	Interest Basis:	Libor + 0.09 per cent.
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Interest will be payable quarterly in arrears on 29 April, 29 July, 29 October and 29 January in each year, commencing 29 April, 2006 and ending on the Maturity Date, all subject to adjustment in accordance with the Business Day Convention specified below. Short first coupon from 31 January, 2006 to 29 April 2006 with no interpolation.
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	None
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	ISDA Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
	(vi) Screen Rate Determination	Not Applicable
	(vii) ISDA Determination:	Applicable
	- Floating Rate Option:	GBP-LIBOR-BBA
	- Designated Maturity:	3 months
	- Reset Date:	The First day of each interest period
	(viii) Margin:	Plus 0.09 per cent. per annum
	(ix) Minimum Rate of Interest:	Not Applicable
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Actual/365 (Fixed)
	(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per Conditions
17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	GBP1,000 per Note of GBP1,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	As per the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager (if any):	Not Applicable
32.	If non-syndicated, name and address of relevant Dealer:	Abbey National Treasury Services plc Abbey National House, 2 Triton Square, Regents Place, London NW1 3AN
33.	Total commission and concession:	Not Applicable

34. Whether TEFRA D applicable or TEFRA rules not applicable: TEFRA D

35. Additional selling restrictions: Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i) Listing:	London
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from the Issue Date

2. RATINGS:

Ratings: The Programme has been rated by S & P, Moody's and Fitch and senior notes with a maturity exceeding one year will be rated as follows:

S & P: A
Moody's: A1
Fitch: A+

3. NOTIFICATION:

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i) Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii) Estimated net proceeds:	GBP 14,340,000
(iii) Estimated total expenses:	Not Applicable

6. YIELD: (*Fixed Rate Notes only*)

Not Applicable

7. HISTORIC INTEREST RATES: (*Floating Rate Notes only*)

Details of historic GBP – LIBOR - BBA rates can be obtained from Telerate.

8. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING: (*Index-Linked Notes only*)

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** *(Dual Currency Notes only)*

Not Applicable

10. **OPERATIONAL INFORMATION:**

(i) ISIN Code:	XS0242633716
(ii) Common Code:	024263371
(iii) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv) Delivery:	Delivery against payment
(v) Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	16:01 08-Feb-06
Number	1285Y

northern rock

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £2,900,000 Floating Rate Notes due January 2012 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 17 January 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus 13 July 2005 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

http://www.rns-pdf.londonstockexchange.com/rns/1285y_-2006-2-8.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

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RECEIVED
2006 SEP 21 A 8:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FINAL TERMS

17 January 2006

NORTHERN ROCK PLC

Issue of GBP2,900,000 Floating Rate Notes due January 2012 under the U.S.$15,000,000,000 Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 13th July 2005 which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the specified office in London of the Agent.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	386
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Pounds Sterling ("GBP")
4.	Aggregate Nominal Amount:	
	- Tranche:	GBP2,900,000
	- Series:	GBP2,900,000
5.	Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	GBP50,000
7.	(i) Issue Date and Interest Commencement Date:	17 January 2006
8.	Maturity Date:	Interest Payment Date falling in or nearest to January 2012
9.	Interest Basis:	3 month GBP-LIBOR-BBA +0.10 per cent. Floating Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par
11. Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12. Put/Call Options:	Not Applicable
13. Status of the Notes:	Senior
14. Method of Distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE	
15. Fixed Rate Note Provisions	Not Applicable
16. Floating Rate Note Provisions	Applicable
(i) Specified Period(s)/Specified Interest Payment Dates:	Interest will be paid quarterly in arrear, on every 11 January, 11 April, 11 July and 11 October, commencing from and including 11 April 2006, up to and including the Maturity Date There will be a short first coupon, commencing from the Issue Date to 11 April 2006, where linear interpolation shall apply based upon a Designated Maturity of 2 month GBP-LIBOR and a Designated Maturity of 3 month GBP-LIBOR Plus 0.10 per cent.
(ii) Business Day Convention:	Modified Following Business Day Convention
(iii) Additional Business Centre(s):	London
(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
(vi) Screen Rate Determination: - Reference Rate:	 3 month GBP-LIBOR-BBA
- Interest Determination Date(s):	First day of each Interest Period

- Relevant Screen Page:	Telerate page 3750
(vii) ISDA Determination:	Not Applicable
(viii) Margin(s):	+0.10 per cent. per annum
(ix) Minimum Rate of Interest:	Not Applicable
(x) Maximum Rate of Interest:	Not Applicable
(xi) Day Count Fraction:	Actual/365 (Fixed), Adjusted
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per conditions
17. Zero Coupon Note Provisions	Not Applicable
18. Index Linked Interest Note Provisions	Not Applicable
19. Dual Currency Note Provisions	Not Applicable
PROVISIONS RELATING TO REDEMPTION	
20. Issuer Call:	Not Applicable
21. Investor Put:	Not Applicable
22. Final Redemption Amount of each Note:	£50,000 per Note of £50,000 specified denomination
23. Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES	
24. Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
25. Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28. Details relating to Instalment Notes:	
Instalment Amount(s):	Not Applicable
Instalment Date(s):	Not Applicable
29. Redenomination applicable:	Redenomination Not Applicable
30. Other final terms:	Not Applicable
DISTRIBUTION	
31. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
(ii) Date of Subscription Agreement:	Not Applicable
(iii) Stabilising Manager (if any):	Not Applicable
32. If non-syndicated, name and address of relevant Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB Tel: 020 7773 9090 Fax: 020 7773 4876

	Telex: 94020039 BAR G Attn: MTN Dealers
33. Total commission and concession:	Not Applicable
34. Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
35. Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION *

1. **LISTING:**

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 17 January 2006

2. **RATINGS:**

Ratings: The Programme has been rated by S & P, Moody's and Fitch and senior notes with a maturity exceeding one year will be rated as follows:

S & P:	A
Moody's:	A1
Fitch:	A+

3. **NOTIFICATION:** Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:**

(i)	Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii)	Estimated net proceeds:	GBP2,900,000
(iii)	Estimated total expenses:	Not Applicable

6. **YIELD:** (*Fixed Rate Notes only*) – Not Applicable

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Details of historic LIBOR other rates can be obtained from Telerate.

---

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** - Not Applicable

9. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*) – Not Applicable

10. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0241158103
(ii)	Common Code:	024115810
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	15:58 23-Mar-06
Number	3054A

northern rock

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £1,340,000 Floating Rate Notes due September 2011 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 20 March 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus 13 July 2005 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

http://www.rns-pdf.londonstockexchange.com/rns/3054a_-2006-3-23.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to

persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

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FINAL TERMS

20 March, 2006

NORTHERN ROCK PLC

Issue of GBP 1,340,000 Floating Rate Notes due 21 September, 2011 under the U.S.$15,000,000,000 Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 13 July 2005 which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the specified office of each Paying Agent.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	389
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Pounds Sterling ("**GBP**")
4.	Aggregate Nominal Amount:	
	- Tranche:	GBP 1,340,000
	- Series:	GBP 1,340,000
5.	Issue Price of Tranche:	100 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	GBP 1,000
7.	Issue Date and Interest Commencement Date:	21 March 2006
8.	Maturity Date:	The Interest Payment Date falling in or nearest to September 2011.
9.	Interest Basis:	Libor + 0.03 per cent.
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Interest will be payable quarterly in arrears on 21 June, 21 September, 21 December and 21 March in each year, commencing 21 June 2006 and ending on the Maturity Date, all subject to adjustment in accordance with the Business Day Convention specified below.
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	None
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	ISDA Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
	(vi) Screen Rate Determination	Not Applicable
	(vii) ISDA Determination:	Applicable
	- Floating Rate Option:	GBP-LIBOR-BBA
	- Designated Maturity:	3 months
	- Reset Date:	The First day of each interest period
	(viii) Margin:	Plus 0.03 per cent. per annum
	(ix) Minimum Rate of Interest:	Not Applicable
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Actual/365 (Fixed)
	(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per Conditions
17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable

21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	GBP1,000 per Note of GBP1,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	As per the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager (if any):	Not Applicable
32.		If non-syndicated, name and address of relevant Dealer:	Abbey National Treasury Services plc Abbey National House, 2 Triton Square, Regents Place, London NW1 3AN
33.		Total commission and concession:	Not Applicable
34.		Whether TEFRA D applicable or TEFRA	

rules not applicable: TEFRA D

35. Additional selling restrictions: Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i) Listing:	London
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from the Issue Date

2. RATINGS:

Ratings: The Programme has been rated by S & P, Moody's and Fitch and senior notes with a maturity exceeding one year will be rated as follows:

S & P:	A
Moody's:	A1
Fitch:	A+

3. NOTIFICATION:

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i) Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii) Estimated net proceeds:	GBP 1,340,000
(iii) Estimated total expenses:	Not Applicable

6. YIELD: (*Fixed Rate Notes only*)

Not Applicable

7. HISTORIC INTEREST RATES: (*Floating Rate Notes only*)

Details of historic GBP – LIBOR - BBA rates can be obtained from Telerate.

8. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING: (*Index-Linked Notes only*)

Not Applicable

9. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT: (*Dual Currency Notes only*)

Not Applicable

10. OPERATIONAL INFORMATION:

(i) ISIN Code:	XS0248447061
(ii) Common Code:	024844706
(iii) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv) Delivery:	Delivery against payment
(v) Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Regulatory Announcement

Go to market news section

Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	15:51 03-Apr-06
Number	8872A

northern rock

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued €50,000,000 Floating Rate Notes due March 2008 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 29 March 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus 13 July 2005 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

http://www.rns-pdf.londonstockexchange.com/rns/8872a_-2006-4-3.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to

persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

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29 March 2006

NORTHERN ROCK PLC

**Issue of EUR50,000,000 Floating Rate Notes due 31 March 2008
under the U.S.$15,000,000,000
Euro Medium Term Note Programme**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 13 July, 2005 which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the specified office in London of the Agent.

1.	Issuer:		Northern Rock plc
2.	(i)	Series Number:	391
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	–	Tranche:	EUR50,000,000
	–	Series:	EUR50,000,000
5.	Issue Price of Tranche:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR50,000
7.	Issue Date and Interest Commencement Date:		31 March 2006
8.	Maturity Date:		Interest Payment Date falling in or nearest to 31 March 2008
9.	Interest Basis:		3 month EURIBOR + 0.02 per cent. Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Notes:		Senior
14.	Method of Distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions		Not Applicable
16.	Floating Rate Note Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	31 March, 30 June, 30 September and 31 December in each year commencing 30 June 2006 to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	London and TARGET
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
	(vi)	Screen Rate Determination:	Applicable
	–	Reference Rate:	3 month EURIBOR
	–	Interest Determination Date(s):	Two TARGET Settlement Days prior to the first day of each Interest Period
	–	Relevant Screen Page:	Reuters page EURIBOR01
	(vii)	ISDA Determination:	Not Applicable
	–	Floating Rate Option:	Not Applicable
	–	Designated Maturity:	Not Applicable
	–	Reset Date:	Not Applicable
	(viii)	Margin(s):	+0.02 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360 (adjusted)
	(xii)	Fall back provisions, rounding	As per conditions

	provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	
17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	EUR50,000 per Note of EUR50,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable

	Instalment Date(s):		Not Applicable
29.	Redenomination applicable:		Redenomination not applicable
30.	Other final terms:		Not Applicable

DISTRIBUTION

31.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager (if any):	Not Applicable
32.	If non-syndicated, name and address of relevant Dealer:		Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB
33.	Total commission and concession:		Not Applicable
34.	Whether TEFRA D applicable or TEFRA rules not applicable:		TEFRA D
35.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i) Listing:	London
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange with effect from 31 March 2006

2. RATINGS:

Ratings: The Programme has been rated by S & P, Moody's and Fitch and senior notes with a maturity exceeding one year will be rated as follows:

S & P:	A
Moody's:	A1
Fitch:	A+

3. NOTIFICATION:

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i) Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii) Estimated net proceeds:	EUR50,000,000
(iii) Estimated total expenses:	Not Applicable

6. YIELD: (*Fixed Rate Notes only*)

Indication of yield: Not Applicable

7. HISTORIC INTEREST RATES: (*Floating Rate Notes only*)

Details of historic LIBOR rates can be obtained from Bloomberg

8. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING: (*Index-Linked Notes only*)

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*)

Not Applicable

10. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0249414342
(ii)	Common Code:	024941434
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	15:53 04-Apr-06
Number	9728A

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued JPY9,600,000,000 Floating Rate Notes due April 2008 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus 13 July 2005 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

http://www.rns-pdf.londonstockexchange.com/rns/9728a_-2006-4-4.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.
Your right to access this service is conditional upon complying with the above requirement

END

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FINAL TERMS

NORTHERN ROCK PLC

Issue of JPY 9,600,000,000 Floating Rate Notes due April 2008

Under the U.S.$15,000,000,000 Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 13 July 2005 which, together with the Supplementary Prospectus dated 8th August 2005 and the Supplementary Prospectus dated 31 January 2006 (together the "Prospectus") constitute a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the specified office in London of the Agent.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	390
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:	
	- Tranche:	JPY 9,600,000,000
	- Series:	JPY 9,600,000,000
5.	Issue Price of Tranche:	100.0203 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	JPY 1,000,000
7.	Issue Date and Interest Commencement Date:	3 April 2006
8.	Maturity Date:	The Interest Payment Date falling in or nearest to April 2008
9.	Interest Basis:	LIBOR Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable

13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions		Not Applicable
16.	Floating Rate Note Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest Periods are quarterly from and including the Issue Date to but excluding the Maturity Date Interest Payment Dates are 3 April, 3 July, 3 October and 3 January in each year, from and including 3 July 2006, to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified in paragraph 16(ii) below
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	Tokyo and London
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
	(vi)	Screen Rate Determination:	Applicable
		- Reference Rate:	3 month JPY LIBOR
		- Interest Determination Date(s):	11:00 am (London time) two London Business Days prior to the start of the relevant Interest Period
		- Relevant Screen Page:	Reuters page LIBOR01
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	0.00 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions
17.	Zero Coupon Note Provisions		Not Applicable

18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	JPY 1,000,000 per Note of JPY 1,000,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	As set out in Condition 6(g)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Tokyo and London
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	(i) If syndicated, names and addresses	Not Applicable

	of Managers and underwriting commitments:	
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager (if any):	Not Applicable
32.	If non-syndicated, name and address of relevant Dealer:	ABN AMRO Bank N.V. 250 Bishopsgate London EC2M 4AA
33.	Total commission and concession:	Not Applicable
34.	Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange with effect from 3 April 2006

2. RATINGS:

Ratings: The Programme has been rated by S&P, Moody's and Fitch and senior notes with a maturity exceeding one year will be rated as follows:

S&P: A

Moody's: A1

Fitch: A+

3. NOTIFICATION:

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i)	Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii)	Estimated net proceeds:	JPY 9,601,948,800
(iii)	Estimated total expenses:	Not Applicable

6. YIELD: (*Fixed Rate Notes only*)

Indication of yield: Not Applicable

7. HISTORIC INTEREST RATES: (*Floating Rate Notes only*)

Details of historic JPY LIBOR rates can be obtained from Bloomberg

8. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING: (*Index-Linked Notes*

only)

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*)

Not Applicable

10. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0249195958
(ii)	Common Code:	24919595
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

RECEIVED

2006 SEP 21 A 8:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	16:49 04-Apr-06
Number	9840A

northern rock

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued €2,000,000,000 Series 4 3.625 per cent. Covered Bonds due March 2013 (the "Covered Bonds") pursuant to its €10,000,000,000 Global Covered Bond Programme (the "Programme").

The following document constitutes the final terms dated 27 March 2006 (the "Final Terms") relating to the issue of the Covered Bonds for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 9 November 2005 relating to the Programme (the "Prospectus"). Full information on Northern Rock and the offer of the Covered Bonds is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

http://www.rns-pdf.londonstockexchange.com/rns/9840a_-2006-4-4.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Covered Bonds have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement

END

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Northern Rock plc

Issue of Euro 2,000,000,000 Series 4 Tranche 1 3.625 per cent. Covered Bonds due 2013 irrevocably and unconditionally guaranteed as to payment of principal and interest by Northern Rock Covered Bond LLP under the €10 billion Global Covered Bond Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 9 November 2005, which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the **Prospectus Directive**). This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the London office of Citibank, N.A.

PART A

1.	(i)	Issuer:	Northern Rock plc
	(ii)	Guarantor:	Northern Rock Covered Bond LLP
2.	(i)	Series Number:	4
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro
4.	Aggregate Nominal Amount:		
	(i)	Series:	Eur 2,000,000,000
	(ii)	Tranche:	Eur 2,000,000,000
5.	(i)	Issue Price:	99.37 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	EUR 1,985,200,000
6.	Specified Denominations:		Minimum EUR 50,000 with increments of EUR 1,000
7.	(i)	Issue Date:	29 March 2006
	(ii)	Interest Commencement Date:	29 March 2006
8.	Final Maturity Date:		28 March 2013
	Extended Due for Payment Date of Guaranteed Amounts corresponding to the Final Redemption Amount under the Covered Bond Guarantee:		28 March 2014
9.	Interest Basis:		3.625 per cent. Fixed Rate

10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Applicable from and including the Final Maturity Date to but excluding the Extended Due for Payment Date. See paragraph 16 below.
12.	Call Option:	Not Applicable
13.	(i) Status of the Covered Bonds:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Covered Bond Provisions**	Applicable
	(i) Rate of Interest:	3.625 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	28 March in each year up to and including the Final Maturity Date
	(iii) Fixed Coupon Amount(s):	EUR 1,812.50 per EUR 50,000 in nominal amount
	(iv) Broken Amount(s):	EUR 1,807.53 per EUR 50,000 in nominal amount
	(v) Day Count Fraction:	Actual/Actual (ISMA)
	(vi) Determination Date(s):	28 March in each year
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Covered Bonds:	None
16.	**Floating Rate Covered Bond Provisions**	Applicable
	(i) Specified Period(s)/Specified Interest Payment Date(s):	28th day of each month, from but excluding the Final Maturity Date, to and including the Extended Due for Payment Date
	(ii) Business Day Convention:	Following Business Day Convention
	(iii) Additional Business Centre(s):	None
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Principal Paying Agent):	Not Applicable
	(vi) Screen Rate Determination:	
	- Reference Rate:	1 Month EURIBOR
	- Interest Determination Date(s):	The second day on which the TARGET System is open prior to the start of each Interest Period.
	- Relevant Screen Page:	Moneyline Telerate Page 248
	(vii) ISDA Determination:	

	- Floating Rate Option:	Not Applicable
	- Designated Maturity:	Not Applicable
	- Reset Date:	Not Applicable
	(viii) Margin(s):	+0.02 per cent. per annum
	(ix) Minimum Rate of Interest:	Not Applicable
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Actual 360
	(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Covered Bonds, if different from those set out in the Conditions:	Not Applicable
17.	**Zero Coupon Covered Bond Provisions**	Not Applicable
18.	**Index Linked Interest Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

19.	**Issuer Call:**	Not Applicable
20.	Final Redemption Amount of each Covered Bond:	EUR 50,000 per Covered Bond of EUR 50,000 Specified Denomination
21.	Early Redemption Amount of each Covered Bond payable on redemption for taxation reasons, on acceleration following an Issuer Event of Default or an LLP Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6(d)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE COVERED BONDS

22.	Form of Covered Bonds:	Bearer Covered Bonds: Temporary Global Covered Bond exchangeable for a Permanent Global Covered Bond which is exchangeable for Bearer Definitive Covered Bonds in definitive form only after an Exchange Event
23.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	The definition of Payment Day in Condition 5(f)(i) shall be deemed amended by the deletion of the reference to "London" therein.
24.	Talons for future Coupons or Receipts to be attached to Bearer Definitive Covered Bonds (and dates on which such Talons mature):	No
25.	Details relating to Instalment Covered	

Bonds:

	(i)	Instalment Amount(s):	Not Applicable
	(ii)	Instalment Date(s):	Not Applicable
26.	Redenomination applicable:		Not Applicable
27.	Other final terms:		Not Applicable

DISTRIBUTION

28.	(i)	If syndicated, names of Managers:	Citigroup Global Markets Limited ABN AMRO Bank N.V., London Branch Bayerische Hypo- und Vereinsbank AG Danske Bank A/S Deutsche Bank Aktiengesellschaft HSBC Bank plc IXIS Corporate and Investment Bank UBS Limited WestLB AG
	(ii)	Date of Subscription Agreement:	27 March 2006
	(iii)	Stabilising Manager:	Citigroup Global Markets Limited
29.	If non-syndicated, name and address of relevant Dealer(s):		Not Applicable
30.	Total commission and concession:		0.11 per cent. of the Aggregate Nominal Amount.
31.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
32.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Covered Bonds described herein pursuant to the €10,000,000,000 Covered Bond Programme of Northern Rock plc.

RESPONSIBILITY

Each of the Issuer and the LLP accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By

Duly authorised

Signed on behalf of the LLP:

By:

D. Johnson

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i) Listing:	London
(ii) Admission to trading:	Application has been made to the UK Listing Authority for the Covered Bonds to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market with effect from 29 March 2006.

2. RATINGS:

Ratings: The Covered Bonds to be issued have been rated:

S & P: AAA

Moody's: Aaa

Fitch: AAA

The ratings address:

- the likelihood of full and timely payment to Covered Bondholders of all payments of interest on each Interest Payment Date thereof; and
- the likelihood of ultimate payment of principal in relation to Covered Bonds on the Extended Due for Payment Date thereof.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Covered Bonds has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:**

(ii)	Reasons for the offer:	An amount equal to the gross proceeds of the issue of the Covered Bonds will be applied to make available Term Advances to Northern Rock Covered Bond LLP pursuant to the terms of the Intercompany Loan Agreement, which in turn shall be used by Northern Rock Covered Bond LLP (after swapping the proceeds of the Term Advances into Sterling): (i) to acquire Mortgage Loans and their Related Security or to invest the same in Substitution Assets up to the prescribed limit; and/or (ii) subject to complying with the Asset Coverage Test, to make a Capital Distribution to a Member; and/or (iii) to deposit all or part of the proceeds into the GIC Account.
(iii)	Estimated net proceeds:	EUR 1,985,200,000
(iv)	Estimated total expenses:	EUR 2,200,000 (fees)

6. **YIELD:**

Indication of Yield:	3.729 per cent. per annum. Calculated as on the Issue Date. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

10. **OPERATIONAL INFORMATION:**

(v)	ISIN Code:	XS0249073767
(vi)	Common Code:	024907376
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	11:01 02-May-06
Number	2634C

RNS Number:2634C
Northern Rock PLC
02 May 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued €25,000,000 3.625 per cent. Notes due 28 April 2009 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 26 April 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus 13 July 2005 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/2634c -2006-5-2.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer

of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

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FINAL TERMS

26 April 2006

NORTHERN ROCK PLC

**Issue of EUR 25,000,000 3.625 per cent. Notes due 28 April 2009
under the U.S.$15,000,000,000
Euro Medium Term Note Programme**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 13 July 2005 which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the specified office in London of the Agent.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	392
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	
	- Tranche:	EUR 25,000,000
	- Series:	EUR 25,000,000
5.	Issue Price of Tranche:	99.74 per cent.
6.	Specified Denominations:	EUR 50,000
7.	(i) Issue Date and Interest Commencement Date:	28 April 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	Not applicable
8.	Maturity Date:	28 April 2009
9.	Interest Basis:	3.625 per cent. p.a. Fixed Rate
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not applicable
12.	Put/Call Options:	Not applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Applicable
	(i) Rate(s) of Interest:	3.625 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	28 April in each year up to and including the Maturity Date
	(iii) Fixed Coupon Amount(s):	EUR 1,812.50 per EUR 50,000 in nominal amount
	(iv) Broken Amount(s):	Not applicable
	(v) Day Count Fraction:	Act/act (ICMA 251)
	(vi) Determination Date(s):	28 April in each year
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
16.	Floating Rate Note Provisions	Not applicable
17.	Zero Coupon Note Provisions	Not applicable
18.	Index Linked Interest Note Provisions	Not applicable
19.	Dual Currency Note Provisions	Not applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not applicable
21.	Investor Put:	Not applicable
22.	Final Redemption Amount of each Note:	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6 (g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and Target
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences	Not applicable

of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:

28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not applicable
	Instalment Date(s):	Not applicable
29.	Redenomination applicable:	Redenomination not applicable
30.	Other final terms:	Not applicable

DISTRIBUTION

31.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not applicable
	(ii) Date of Subscription Agreement:	Not applicable
	(iii) Stabilising Manager (if any):	Not applicable
32.	If non-syndicated, name and address of relevant Dealer:	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Platz der Republik D-60265 Frankfurt am Main
33.	Total commission and concession:	Not applicable
34.	Whether TEFRA D applicable or TEFRA rules not applicable:	Tefra D
35.	Additional selling restrictions:	Not applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING:**

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange with effect from 28 April 2006

2. **RATINGS:**

Ratings: The Programme has been rated by S & P, Moody's and Fitch and senior notes with a maturity exceeding one year will be rated as follows:

S & P:	A
Moody's:	A1
Fitch:	A+

3. **NOTIFICATION:**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:**

(i)	Reasons for the offer:	See "Use of Proceeds" in the Prospectus
(ii)	Estimated net proceeds:	EUR 24,935,000
(iii)	Estimated total expenses:	Not Applicable

6. **YIELD:** (*Fixed Rate Notes only*)

Indication of yield: 3.717 per cent.

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Not applicable

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** (*Index-Linked Notes only*)

Not applicable

9. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT: *(Dual Currency Notes only)*

Not applicable

10. OPERATIONAL INFORMATION:

(i) ISIN Code:	XS0252657423
(ii) Common Code:	025265742
(iii) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	German Security Code: A0GRLN
(iv) Delivery:	Delivery against Payment
(v) Names and addresses of additional Paying Agent(s) (if any):	Not applicable

Regulatory Announcement

Go to market news section

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	14:52 18-May-06
Number	2145D

RNS Number:2145D
Northern Rock PLC
18 May 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £2,200,000 Floating Rate Notes due May 2012 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 16 May 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus 13 July 2005 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/2145d -2006-5-18.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under

any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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FINAL TERMS

16 May 2006

NORTHERN ROCK PLC

Issue of GBP2,200,000 Floating Rate Notes due May 2012
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 13th July 2005 which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the specified office in London of the Agent.

1. Issuer:	Northern Rock plc
2. (i) Series Number: (ii) Tranche Number:	395 1
3. Specified Currency or Currencies:	Pounds Sterling ("GBP")
4. Aggregate Nominal Amount: - Tranche: - Series:	 GBP2,200,000 GBP2,200,000
5. Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6. Specified Denominations:	Minimum denomination of GBP50,000 and integral multiples of GBP1,000 thereafter
7. (i) Issue Date and Interest Commencement Date:	16 May 2006
8. Maturity Date:	Interest Payment Date falling in or nearest to May 2012
9. Interest Basis:	3 month GBP-LIBOR-BBA +0.01 per cent. Floating Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Put Option
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE		
15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Interest will be paid quarterly in arrears, on every 20 February, 20 May, 20 August and 20 November, commencing from and including 20 August 2006, up to and including the Maturity Date There will be a long first coupon, commencing from the Issue Date to 20 August 2006, where linear interpolation shall apply based upon a Designated Maturity of 3 month GBP-LIBOR and a Designated Maturity of 4 month GBP-LIBOR Plus 0.01 per cent. There will be a short last coupon, commencing from the 20 February 2012 to the Maturity Date, where linear interpolation shall apply based upon a Designated Maturity of 2 month GBP-LIBOR and a Designated Maturity of 3 month GBP-LIBOR Plus 0.01 per cent.
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	London
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination

(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
(vi) Screen Rate Determination: - Reference Rate:	3 month GBP-LIBOR-BBA
- Interest Determination Date(s):	First day of each Interest Period
- Relevant Screen Page:	Telerate page 3750 (or any such page that may replace Telerate page 3750 from time to time)
(vii) ISDA Determination:	Not Applicable
(viii) Margin(s):	+0.01 per cent. per annum
(ix) Minimum Rate of Interest:	Not Applicable
(x) Maximum Rate of Interest:	Not Applicable
(xi) Day Count Fraction:	Actual/365 (Fixed), Adjusted
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per conditions
17. Zero Coupon Note Provisions	Not Applicable
18. Index Linked Interest Note Provisions	Not Applicable
19. Dual Currency Note Provisions	Not Applicable
PROVISIONS RELATING TO REDEMPTION	
20. Issuer Call:	Not Applicable
21. Investor Put:	Applicable. The investor has the right to put the notes in whole (but not in part) at par

(i)	Optional Redemption Dates(s):	Annually, on every 20 May, commencing from and including 20 May 2009 up to and including 20 May 2011
(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	£50,000 per Note of £50,000 specified amount and £1,000 per Note of £1,000 specified amount.
(iii)	Notice period (if other than as set out in the Conditions):	No less than 5 London Business Days
22.	Final Redemption Amount of each Note:	£50,000 per Note of £50,000 specified denomination and £1,000 per Note of £1,000 specified denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies
GENERAL PROVISIONS APPLICABLE TO THE NOTES		
24.	Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes: Instalment Amount(s): Instalment Date(s):	 Not Applicable Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION	
31. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
(ii) Date of Subscription Agreement:	Not Applicable
(iii) Stabilising Manager (if any):	Not Applicable
32. If non-syndicated, name and address of relevant Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB
33. Total commission and concession:	Not Applicable
34. Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
35. Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION *

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 16 May 2006

2. RATINGS:

Ratings: The Programme has been rated by S & P, Moody's and Fitch and senior notes with a maturity exceeding one year will be rated as follows:

S & P:	A
Moody's:	A1
Fitch:	A+

3. NOTIFICATION: Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i)	Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii)	Estimated net proceeds:	GBP2,200,000
(iii)	Estimated total expenses:	Not Applicable

6. YIELD: (*Fixed Rate Notes only*) – Not Applicable

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Details of historic LIBOR other rates can be obtained from Telerate.

---

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** - Not Applicable

9. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*) – Not Applicable

10. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0254766032
(ii)	Common Code:	025476603
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	10:15 19-May-06
Number	2532D

RNS Number:2532D
Northern Rock PLC
19 May 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued €100,000,000 Floating Rate Notes due May 2013 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 16 May 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus 13 July 2005 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/2532d -2006-5-19.pdf

For further information, please contact:
Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will

not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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FINAL TERMS

16 May 2006

NORTHERN ROCK PLC

Issue of EUR 100,000,000 Floating Rate Notes due May 2013
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 13 July 2005 which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the specified office of each Paying Agent.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	396
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	
	- Tranche:	EUR 100,000,000
	- Series:	EUR 100,000,000
5.	Issue Price of Tranche:	100 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 100,000
7.	Issue Date and Interest Commencement Date:	17 May 2006
8.	Maturity Date:	Interest Payment Date falling in or nearest to May 2013
9.	Interest Basis:	3 month EURIBOR + 0.135 per cent. per annum Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions		Not Applicable
16.	Floating Rate Note Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	17 February, 17 May, 17 August and 17 November in each year commencing 17 August 2006 up to and including the Maturity Date subject to adjustment in accordance with the Business Day Convention specified below
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	London and TARGET
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
	(vi)	Screen Rate Determination:	
		- Reference Rate:	3 month EURIBOR
		- Interest Determination Date(s):	Second day on which the TARGET System is open prior to the start of each Interest Period
		- Relevant Screen Page:	Reuters Page EURIBOR01 as of 11:00 a.m., CET time, on the relevant Interest Determination Date
	(vii)	ISDA Determination:	Not Applicable
		- Floating Rate Option:	
		- Designated Maturity:	
		- Reset Date:	
	(viii)	Margin(s):	+ 0.135 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360, adjusted
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17.	Zero Coupon Note Provisions		Not Applicable
18.	Index Linked Interest Note Provisions		Not Applicable
19.	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	EUR 100,000 per Note of EUR 100,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	As per the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager (if any):	Not Applicable
32.		If non-syndicated, name and address of relevant Dealer:	HSBC Bank plc 8 Canada Square Canary Wharf London E14 5 HQ

33.	Total commission and concession:	Not Applicable
34.	Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING:**

(i) Listing:	London
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange with effect from 17 May 2006

2. **RATINGS:**

Ratings:	The Programme has been rated by S & P, Moody's and Fitch and senior notes with a maturity exceeding one year will be rated as follows:

S & P:	A
Moody's:	A1
Fitch:	A+

3. **NOTIFICATION:**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:**

(i) Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii) Estimated net proceeds:	EUR 100,000,000
(iii) Estimated total expenses:	Not Applicable

6. **YIELD:** (*Fixed Rate Notes only*)

Not Applicable

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Details of historic EURIBOR rates can be obtained from Telerate.

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** (*Index-Linked Notes only*)

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT**

ON VALUE OF INVESTMENT: (*Dual Currency Notes only*)

Not Applicable

10. **OPERATIONAL INFORMATION:**

(i) ISIN Code:	XS0254697807
(ii) Common Code:	025469780
(iii) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv) Delivery:	Delivery against payment
(v) Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Regulatory Announcement

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Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	12:04 22-Jun-06
Number	0129F

northern rock

RNS Number:0129F
Northern Rock PLC
22 June 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued €25,000,000 Fixed Rate Notes due June 2009 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 21 June 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/0129f_-2006-6-22.pdf

For further information, please contact:
Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above require

This information is provided by RNS
The company news service from the London Stock Exchange

END

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FINAL TERMS

21 June 2006

NORTHERN ROCK PLC

Issue of EUR25,000,000 Fixed Rate Notes due June 2009
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19th June 2006 which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the specified office in London of the Agent and the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number: (ii) Tranche Number:	401 1
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount: - Tranche: - Series:	 EUR25,000,000 EUR25,000,000
5.	Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR50,000
7.	(i) Issue Date and Interest Commencement Date:	22 June 2006
8.	Maturity Date:	22 June 2009
9.	Interest Basis:	3.70 per cent. Fixed Rate.

10. Redemption/Payment Basis:	Redemption at par
11. Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12. Put/Call Options:	Not Applicable
13. Status of the Notes:	Senior
14. Method of Distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE	
15. Fixed Rate Note Provisions	Applicable
(i) Rate(s) of Interest:	3.70 per cent. per annum payable annually in arrears
(ii) Interest Payment Date(s):	22 June in each year from and including 22 June 2007 up to and including the Maturity Date
(iii) Fixed Coupon Amount(s):	Not Applicable
(iv) Broken Amount(s):	Not Applicable
(v) Day Count Fraction:	Actual/Actual (ISDA), unadjusted
(vi) Determination Date(s):	Not Applicable
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16. Floating Rate Note Provisions	Not Applicable
17. Zero Coupon Note Provisions	Not Applicable
18. Index Linked Interest Note Provisions	Not Applicable
19. Dual Currency Note Provisions	Not Applicable
PROVISIONS RELATING TO REDEMPTION	
20. Issuer Call:	Not Applicable

21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	€50,000 per Note of €50,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies
GENERAL PROVISIONS APPLICABLE TO THE NOTES		
24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable
DISTRIBUTION		
31.	(i) If syndicated, names and addresses of Managers and underwriting	Not Applicable

commitments:	
(ii) Date of Subscription Agreement:	Not Applicable
(iii) Stabilising Manager (if any):	Not Applicable
32. If non-syndicated, name and address of relevant Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB Tel: 020 7773 9090 Fax: 020 7773 4876 Telex: 94020039 BAR G Attn: MTN Dealers
33. Total commission and concession:	Not Applicable
34. Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
35. Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 22 June 2006.
(iii)	Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £500

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A
Moody's:	A1
Fitch:	A+

3. NOTIFICATION: Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i)	Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii)	Estimated net proceeds:	EUR25,000,000
(iii)	Estimated total expenses:	Not Applicable

6. YIELD: (*Fixed Rate Notes only*) 3.70 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*) Not Applicable

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** Not Applicable

9. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*) Not Applicable

10. **TRADEABLE AMOUNTS:** Not Applicable.

11. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0258449981
(ii)	Common Code:	025844998
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Regulatory Announcement

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	14:14 19-Jul-06
Number	4403G

RNS Number:4403G
Northern Rock PLC
19 July 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £4,500,000 Floating Rate Notes 12 July 2012 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 18 July 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus 19 June 2006 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/4403g_-2006-7-19.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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FINAL TERMS

18 July 2006

NORTHERN ROCK PLC

Issue of GBP4,500,000 Floating Rate Notes due July 2012
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19th June 2006 which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the specified office in London of the Agent and the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number: (ii) Tranche Number:	404 1
3.	Specified Currency or Currencies:	Pounds Sterling ("GBP")
4.	Aggregate Nominal Amount: - Tranche: - Series:	 GBP4,500,000 GBP4,500,000
5.	Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	Minimum Denomination of GBP50,000 with increments of GBP1,000 thereafter
7.	(i) Issue Date and Interest Commencement Date:	18 July 2006
8.	Maturity Date:	Interest Payment Date falling in or nearest to 12 July 2012
9.	Interest Basis:	3 month GBP-LIBOR-BBA +0.02 per cent.

	Floating Rate (further particulars specified below)
10. Redemption/Payment Basis:	Redemption at par
11. Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12. Put/Call Options:	Put Option (see further particulars specified below)
13. Status of the Notes:	Senior
14. Method of Distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE	
15. Fixed Rate Note Provisions	Not Applicable
16. Floating Rate Note Provisions	Applicable
(i) Specified Period(s)/Specified Interest Payment Dates:	Interest Payment Dates: Quarterly on every 22 January, 22 April, 22 July and 22 October, commencing from and including 22 October 2006, up to and including the Maturity Date. There will be a long first coupon, commencing from the Issue Date to 22 October 2006, where linear interpolation shall apply based upon a Designated Maturity of 3 month GBP-LIBOR and a Designated Maturity of 4 month GBP–LIBOR Plus 0.02 per cent. There will be a short last coupon, commencing from the 22 April 2012 to the Maturity Date, where linear interpolation shall apply based upon a Designated Maturity of 2 month GBP-LIBOR and a Designated Maturity of 3 month GBP–LIBOR Plus 0.02 per cent.
(ii) Business Day Convention:	Modified Following Business Day Convention
(iii) Additional Business Centre(s):	London
(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
(v) Party responsible for calculating the	Agent

	Rate of Interest and Interest Amount (if not the Agent):	
	(vi) Screen Rate Determination: - Reference Rate:	3 month GBP-LIBOR-BBA
	- Interest Determination Date(s):	First day of each Interest Period
	- Relevant Screen Page:	Reuters LIBOR01
	(vii) ISDA Determination:	Not Applicable
	(viii) Margin(s):	+0.02 per cent. per annum
	(ix) Minimum Rate of Interest:	Not Applicable
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Actual/365 (Fixed), Adjusted
	(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per conditions
17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable
PROVISIONS RELATING TO REDEMPTION		
20.	Issuer Call:	Not Applicable
21.	Investor Put:	Applicable
	(i) Optional Redemption Dates:	22 July 2009, 22 July 2010 and 22 July 2011
	(ii) Optional Redemption Amount of Each Note and Method, if any, of Calculation of Such Amounts:	The investor has the right to put the note in whole and not in part.

	(iii) Notice Period:	5 business days' prior notice
22.	Final Redemption Amount of each Note:	GBP50,000 per Note of GBP50,000 Specified Denomination with increments of GBP 1,000 per Note of GBP1,000 Specified Denomination.
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES		
24.	(a) Form of Notes: (b) New Global Note:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes: Instalment Amount(s): Instalment Date(s):	 Not Applicable Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable
DISTRIBUTION		
31.	If non-syndicated, name and address of relevant Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB

		Tel: 020 7773 9090 Fax: 020 7773 4876 Telex: 94020039 BAR G Attn: MTN Dealers
32.	Total commission and concession:	Not Applicable
33.	Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
34.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:..............................

Duly authorised

PART B – OTHER INFORMATION *

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 18 July 2006
(iii)	Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £500

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A
Moody's:	A1
Fitch:	A+

3. NOTIFICATION: Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i)	Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii)	Estimated net proceeds:	GBP4,497,660
(iii)	Estimated total expenses:	Not Applicable

6. YIELD: (*Fixed Rate Notes only*) – Not Applicable

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Details of historic LIBOR other rates can be obtained from Bloomberg.

---

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** - Not Applicable

9. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*) – Not Applicable

10. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0261805385
(ii)	Common Code:	026180538
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Regulatory Announcement

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Final Terms
Released	10:52 31-Jul-06
Number	9676G

RNS Number:9676G
Northern Rock PLC
31 July 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £1,750,000 Floating Rate Notes 12 July 2012 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 18 July 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus 19 June 2006 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus. The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/9676g_-2006-7-31.pdf

For further information, please contact:
Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

FINAL TERMS

18 July 2006

NORTHERN ROCK PLC

Issue of GBP1,750,000 Floating Rate Notes due July 2012
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19th June 2006 which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the specified office in London of the Agent and the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1. Issuer:	Northern Rock plc
2. (i) Series Number: (ii) Tranche Number:	402 1
3. Specified Currency or Currencies:	Pounds Sterling ("GBP")
4. Aggregate Nominal Amount: - Tranche: - Series:	 GBP1,750,000 GBP1,750,000
5. Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6. Specified Denominations:	Minimum Denomination of GBP50,000 with increments of GBP1,000 thereafter
7. (i) Issue Date and Interest Commencement Date:	18 July 2006
8. Maturity Date:	Interest Payment Date falling in or nearest to 12 July 2012
9. Interest Basis:	3 month GBP-LIBOR-BBA +0.07 per cent.

	Floating Rate (further particulars specified below)
10. Redemption/Payment Basis:	Redemption at par
11. Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12. Put/Call Options:	Not Applicable
13. Status of the Notes:	Senior
14. Method of Distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE	
15. Fixed Rate Note Provisions	Not Applicable
16. Floating Rate Note Provisions	Applicable
(i) Specified Period(s)/Specified Interest Payment Dates:	Interest Payment Dates: Quarterly on every 12 January, 12 April, 12 July and 12 October, commencing from and including 12 October 2006, up to and including the Maturity Date. There will be a short first coupon, commencing from the Issue Date to 12 October 2006, where linear interpolation shall apply based upon a Designated Maturity of 2 month GBP-LIBOR and a Designated Maturity of 3 month GBP–LIBOR Plus 0.07 per cent.
(ii) Business Day Convention:	Modified Following Business Day Convention
(iii) Additional Business Centre(s):	London
(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
(vi) Screen Rate Determination: - Reference Rate:	 3 month GBP-LIBOR-BBA
- Interest Determination Date(s):	First day of each Interest Period

- Relevant Screen Page:	Reuters LIBOR01
(vii) ISDA Determination:	Not Applicable
(viii) Margin(s):	+0.07 per cent. per annum
(ix) Minimum Rate of Interest:	Not Applicable
(x) Maximum Rate of Interest:	Not Applicable
(xi) Day Count Fraction:	Actual/365 (Fixed), Adjusted
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per conditions
17. Zero Coupon Note Provisions	Not Applicable
18. Index Linked Interest Note Provisions	Not Applicable
19. Dual Currency Note Provisions	Not Applicable
PROVISIONS RELATING TO REDEMPTION	
20. Issuer Call:	Not Applicable
21. Investor Put:	Not Applicable
22. Final Redemption Amount of each Note:	GBP50,000 per Note of GBP50,000 Specified Denomination with increments of GBP 1,000 per Note of GBP1,000 Specified Denomination.
23. Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES		
24.	(a) Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes: Instalment Amount(s): Instalment Date(s):	 Not Applicable Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable
DISTRIBUTION		
31.	If non-syndicated, name and address of relevant Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB Tel: 020 7773 9090 Fax: 020 7773 4876 Telex: 94020039 BAR G Attn: MTN Dealers
32.	Total commission and concession:	Not Applicable
33.	Whether TEFRA D applicable or TEFRA	

	rules not applicable:	TEFRA D
34.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:..

Duly authorised

PART B – OTHER INFORMATION *

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 18 July 2006
(iii)	**Estimate of total expenses related to admission to trading:**	UKLA Tranche Fee £100 Listing Fee £500

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A
Moody's:	A1
Fitch:	A+

3. NOTIFICATION: Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i)	Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii)	Estimated net proceeds:	GBP1,749,083
(iii)	Estimated total expenses:	Not Applicable

6. **YIELD:** (*Fixed Rate Notes only*) – Not Applicable

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Details of historic LIBOR other rates can be obtained from Bloomberg.

---

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** - Not Applicable

9. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*) – Not Applicable

10. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0261803927
(ii)	Common Code:	026180392
(iii)	Any clearing system(s) other than Euroclear and Clearstream; Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Regulatory Announcement

Go to market news section

Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Prospectus of Final Terms
Released	09:54 17-Aug-06
Number	7755H

northern rock

RNS Number:7755H
Northern Rock PLC
17 August 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £50,000,000 Floating Rate Notes due August 2009 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 17 August 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/7755h -2006-8-17.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under

any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

17 August 2006

NORTHERN ROCK PLC

Issue of GBP 50,000,000 Floating Rate Notes due 18 August 2009
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June 2006 and the Supplementary Prospectus dated 3 August 2006 which together constitute a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as to supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. The Prospectus and the supplementary prospectus are available for viewing at the specified office in London of the Agent and copies may be obtained from the registered office of the Issuer.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	405
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Pounds Sterling ("GBP")
4.	Aggregate Nominal Amount:	
	- Tranche:	GBP 50,000,000
	- Series:	GBP 50,000,000
5.	Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	GBP 100,000
7.	Issue Date and Interest Commencement Date:	18 August 2006
8.	Maturity Date:	Interest Payment Date falling in or nearest to August 2009
9.	Interest Basis:	GBP 3-month LIBOR + 0.03 per cent. Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Quarterly on 18 February, 18 May, 18 August and 18 November in each year, commencing on 18 November 2006
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	London
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
	(vi) Screen Rate Determination:	
	- Reference Rate:	GBP 3-month LIBOR
	- Interest Determination Date(s):	First day of each Interest Period
	- Relevant Screen Page:	Reuters page: "LIBOR01"
	(vii) ISDA Determination:	
	- Floating Rate Option:	Not Applicable
	- Designated Maturity:	Not Applicable
	- Reset Date:	Not Applicable
	(viii) Margin(s):	+ 0.03 per cent. per annum
	(ix) Minimum Rate of Interest:	Not Applicable
	(x) Maximum Rate of Interest:	Not Applicable

(xi)	Day Count Fraction:	Actual/365 (Sterling)
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Note Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	GBP 100,000 per Note of GBP 100,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
(a)	Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
(b)	New Global Note:	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
32.	If non-syndicated, name and address of relevant Dealer:	Dresdner Bank AG London Branch 30, Gresham Street London EC2P 2XY
33.	Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
34.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:..

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING:**

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the official List of the UK Listing Authority of the London Stock Exchange with effect from 18 August 2006
(iii)	Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £500

2. **RATINGS:**

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	A1
Fitch:	A+

3. **NOTIFICATION:**

The Financial Services Authority has provided a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **YIELD:** (*Fixed Rate Notes only*)

Indication of yield: Not Applicable

6. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Details of historic GBP-LIBOR rates can be obtained from www.bba.org.

7. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** (*Index-Linked Notes only*)

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF**

EFFECT ON VALUE OF INVESTMENT: (*Dual Currency Notes only*)

Not Applicable

9. TRADEABLE AMOUNTS:

So long as the Notes are represented by a Global Note and Clearstream Luxembourg and Euroclear so permit, the Notes shall be tradeable in minimum principal amounts of GBP 100,000 and integral multiples of GBP 100,000 (the "Tradeable Amount") in addition thereto.

10. OPERATIONAL INFORMATION:

(i)	ISIN Code:	XS 026 490 375 7
(ii)	Common Code:	026 490 375
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Regulatory Announcement

Go to market news section

RECEIVED

2006 SEP 21 A 8:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	14:36 03-Feb-06
Number	9142X

northern rock

3 February 2006

Northern Rock plc - Publication of Prospectus

The following Prospectuses were approved by the UK Listing Authority on 13 July 2005 and 9 November 2005, respectively, and were previously available from the registered office of Northern Rock plc and the specified office in London of Citibank, N.A. They are now available for viewing on the website of the London Stock Exchange plc:

Prospectus dated 13 July 2005 relating to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc, as supplemented by Supplementary Prospectuses dated 8 August 2005 and 31 January 2006 (together, the "EMTN Prospectus")

Prospectus dated 9 November 2005 relating to the €10,000,000,000 Global Covered Bond Programme of Northern Rock plc unconditionally and irrevocably guaranteed as to payments of interest and principal by Northern Rock Covered Bond LLP, as supplemented by a Supplementary Prospectus dated 31 January 2006 (together, the "Covered Bond Prospectus")

To view the full document, please paste the following URL into the address bar of your browser.

EMTN Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/9142x_1-2006-2-3.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9142x_2-2006-2-3.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9142x_3-2006-2-3.pdf

Covered Bond Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/9142x_4-2006-2-3.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9142x_5-2006-2-3.pdf

Audited Consolidated Annual Financial Statements of Northern Rock plc for the financial year ended 31 December 2003

http://www.rns-pdf.londonstockexchange.com/rns/9142x_6-2006-2-3.pdf

Audited Consolidated Annual Financial Statements of Northern Rock plc for the financial year ended 31 December 2004

http://www.rns-pdf.londonstockexchange.com/rns/9142x_7-2006-2-3.pdf

Copies of the Unaudited Interim Financial Statements for the period ended 30 June 2005 and the Unaudited Preliminary Results for the year ended 31 December 2005 are available for viewing on the website of the London Stock Exchange plc at the following address: www.londonstockexchange.com/en-gb/pricesnews/marketnews/.

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority.

Neither Prospectus is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in each Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in such Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in such Prospectus is not addressed. Prior to relying on the information contained in such Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither Prospectus constitutes an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

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SUPPLEMENTARY PROSPECTUS DATED 8 AUGUST 2005

northern rock

NORTHERN ROCK PLC

(Incorporated with limited liability in England and Wales under the Companies Act 1985, registered number 3273685)

U.S.$15,000,000,000
Euro Medium Term Note Programme

This Supplement (the **Supplement**) to the Prospectus (the **Prospectus**) dated 13 July 2005 which comprised a Base Prospectus constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the **FSMA**) and is prepared in connection with the Euro Medium Term Note Programme (the **Programme**) established by Northern Rock plc (the **Issuer**). Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 28 July 2005 the Issuer published its consolidated unaudited interim results as at and for the six month period ended 30 June 2005. A copy of those interim results has been filed with the Financial Services Authority and, by virtue of this Supplement, those interim results are incorporated in, and form part of, the Prospectus. Copies of all documents incorporated by reference in the Prospectus can be obtained from the website of the Issuer at www.northernrock.co.uk and from the registered office of the Issuer and the specified office in London of the Agent, as described on pages 4 and 60, respectively, of the Prospectus.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

Any investor who may wish to exercise any withdrawal right arising pursuant to Section 87Q(4) of the FSMA as a result of the publication of this Supplement must exercise that right on or before 5.30 p.m. (London time) on 10 August 2005.

SUPPLEMENTARY PROSPECTUS DATED 31 JANUARY 2006

northern rock

NORTHERN ROCK PLC

(Incorporated with limited liability in England and Wales under the Companies Act 1985, registered number 3273685)

U.S.$15,000,000,000
Euro Medium Term Note Programme

This Supplement (the **Supplement**) to the Prospectus dated 13 July 2005, as supplemented by a supplementary prospectus dated 8 August 2005 (together, the **Prospectus**) which comprises a Base Prospectus constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the **FSMA**) and is prepared in connection with the Euro Medium Term Note Programme (the **Programme**) established by Northern Rock plc (the **Issuer**). Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 25 January 2006 the Issuer published its Preliminary Results for the financial year ended 31 December 2005. A copy of the Preliminary Results has been filed with the Financial Services Authority and, by virtue of this Supplement, the Preliminary Results are incorporated in, and form part of, the Prospectus. Copies of all documents incorporated by reference in the Prospectus can be obtained from the website of the Issuer at www.northernrock.co.uk and from the registered office of the Issuer and the specified office in London of the Agent, as described on pages 4 and 60, respectively, of the Prospectus. In addition, all documents incorporated by reference in the Prospectus will also be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

The Prospectus and any future prospectuses, supplementary prospectuses, information memoranda and supplements as well as each Final Terms relating to Notes which are either admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market or offered in the United Kingdom in circumstances where a prospectus is required to be published under the Prospectus Directive (subject as provided in sub-paragraph (v) of paragraph 8 of "General Information" on page 60 of the Prospectus) and any other documents incorporated herein or therein by reference will also be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

SUPPLEMENTARY PROSPECTUS DATED 31 JANUARY 2006

Northern Rock plc

(incorporated with limited liability in England and Wales)

€10 billion
Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by

Northern Rock Covered Bond LLP

(a limited liability partnership incorporated in England and Wales)

This Supplement (the **Supplement**) to the Prospectus dated 9 November 2005 (the **Prospectus**) which comprises a Base Prospectus constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the **FSMA**) and is prepared in connection with the Global Covered Bond Programme (the **Programme**) established by Northern Rock plc (the **Issuer**) and unconditionally and irrevocably guaranteed as to payments of interest and principal by Northern Rock Covered Bond LLP. Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 25 January 2006 the Issuer published its Preliminary Results for the financial year ended 31 December 2005. A copy of the Preliminary Results has been filed with the Financial Services Authority and, by virtue of this Supplement, the Preliminary Results are incorporated in, and form part of, the Prospectus. Copies of all documents incorporated by reference in the Prospectus can be obtained from the website of the Issuer at www.northernrock.co.uk and from the registered office of the Issuer and the specified office in London of the Agent, as described on pages 5 and 159, respectively, of the Prospectus. In addition, all documents incorporated by reference in the Prospectus will also be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/.*

The Prospectus and any future prospectuses, supplementary prospectuses, information memoranda and supplements as well as each Final Terms relating to Notes which are either admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market or offered in the United Kingdom in circumstances where a prospectus is required to be published under the Prospectus Directive (subject as provided in sub-paragraph (vi) of "General Information – Documents Available" on page 159 of the Prospectus) and any other documents incorporated herein or therein by reference will also be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/.*

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

Northern Rock plc

(incorporated with limited liability in England and Wales)

€10 billion
Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by

Northern Rock Covered Bond LLP

(a limited liability partnership incorporated in England and Wales)

Under this €10 billion covered bond programme (the **Programme**), Northern Rock plc (the **Issuer**) may from time to time issue bonds (the **Covered Bonds**) denominated in any currency agreed between the Issuer and the relevant Dealer(s) (as defined below).

Northern Rock Covered Bond LLP (the **LLP**) has guaranteed payments of interest and principal under the Covered Bonds pursuant to a guarantee which is secured over the Portfolio (as defined below) and its other assets. Recourse against the LLP under its guarantee is limited to the Portfolio and such assets.

Covered Bonds may be issued in bearer or registered form. The maximum aggregate nominal amount of all Covered Bonds from time to time outstanding under the Programme will not exceed €10 billion (or its equivalent in other currencies calculated as described in the Programme Agreement described herein), subject to increase as described herein.

The Covered Bonds may be issued on a continuing basis to one or more of the Dealers specified under *Summary* of the Programme and any additional Dealer appointed under the Programme from time to time by the Issuer (each, a **Dealer** and together, the **Dealers**), which appointment may be for a specific issue or on an ongoing basis. References in this Prospectus to the **relevant Dealer(s)** shall, in the case of an issue of Covered Bonds being (or intended to be) subscribed for by more than one Dealer, be to all Dealers agreeing to subscribe for such Covered Bonds.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the **UK Listing Authority**) for Covered Bonds issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the official list of the UK Listing Authority (the **Official List**) and to the London Stock Exchange plc (the **London Stock Exchange**) for such Covered Bonds to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. References in this Prospectus to Covered Bonds being "listed" (and all related references) shall mean that such Covered Bonds have been admitted to the Official List and have been admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. The London Stock Exchange's Gilt-Edged and Fixed Interest Market is a regulated market for the purposes of Directive 93/22/EEC (the **Investment Services Directive**).

Notice of the aggregate nominal amount of Covered Bonds, interest (if any) payable in respect of Covered Bonds, the issue price of Covered Bonds and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under *Terms and Conditions of the Covered Bonds*) of Covered Bonds will be set out in a final terms supplement which, with respect to Covered Bonds to be listed on the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of such Tranche of Covered Bonds.

The Programme provides that Covered Bonds may be listed and/or admitted to trading, as the case may be, on such other or further stock exchanges or markets as may be agreed between the Issuer, the LLP, the Bond Trustee (as defined below), the Security Trustee (as defined below) and the relevant Dealer(s). The Issuer may also issue Covered Bonds which are not to be listed and/or admitted to trading on any market. The relevant Final Terms in respect of the issue of any Covered Bonds will specify whether or not such Covered Bonds will be admitted to the Official List and to trading on the London Stock Exchange's Gilt-Edged and Fixed Rate Interest Market (or any other listing authority, stock exchange and/or quotation system, if applicable).

An investment in Covered Bonds issued under the Programme involves certain risks. See *Risk Factors* for a discussion of certain factors to be considered in connection with an investment in the Covered Bonds.

The Covered Bonds and the Covered Bond Guarantee (as defined below) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the **Securities Act**), and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons unless such securities are registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. See *Form of the Covered Bonds* for a description of the manner in which Covered Bonds will be issued. Registered Covered Bonds are subject to certain restrictions on transfer, see *Subscription and Sale and Transfer and Selling Restrictions.*

The Issuer and the LLP may agree with any Dealer and the Bond Trustee that Covered Bonds may be issued in a form not contemplated by the Terms and Conditions of the Covered Bonds herein, in which event (in the case of Covered Bonds admitted to the Official List only) a supplementary prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Covered Bonds.

The Covered Bonds issued under the Programme are expected on issue to be assigned an "AAA" rating by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., an "AAA" rating by Fitch Ratings Ltd. and an "Aaa" rating by Moody's Investors Service Limited. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation.

Arrangers for the Programme

Barclays Capital **HSBC**

Dealers

Barclays Capital **HSBC** **Dresdner Kleinwort Wasserstein**

ABN AMRO **IXIS Corporate & Investment Bank** **Citigroup**

Deutsche Bank **WestLB AG**

The date of this Prospectus is 9 November 2005.

This Prospectus has been approved by the UK Listing Authority as a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the **Prospectus Directive**) and has been published in accordance with the prospectus rules made under the Financial Services and Markets Act 2000.

The Issuer and the LLP (each a **Responsible** Person) accepts responsibility for the information contained in this prospectus (the **Prospectus**). To the best of the knowledge and belief of each of the Issuer and the LLP (each having taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of each Final Terms (in the case of Covered Bonds to be admitted to the Official List) will be available from the registered office of the Issuer and from the specified office set out below of each of the Paying Agents (as defined below).

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see *Documents Incorporated by Reference below*). This Prospectus shall be read and construed on the basis that such documents are so incorporated and form part of this Prospectus.

The information contained in this Prospectus was obtained from the Issuer and other sources, but no assurance can be given by the Dealers, the Bond Trustee or the Security Trustee as to the accuracy or completeness of this information. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers, the Bond Trustee or the Security Trustee as to the accuracy or completeness of the information contained or incorporated in this Prospectus or any other information provided by the Issuer and the LLP in connection with the Programme. Neither the Dealers nor the Bond Trustee nor the Security Trustee accepts any liability in relation to the information contained or incorporated by reference in this Prospectus or any other information provided by the Issuer and the LLP in connection with the Programme.

No person is or has been authorised by the Issuer, the LLP, any of the Dealers, the Bond Trustee or the Security Trustee to give any information or to make any representation not contained in or not consistent with this Prospectus or any other information supplied in connection with the Programme or the Covered Bonds and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the LLP, any of the Dealers, the Bond Trustee or the Security Trustee.

Neither this Prospectus nor any other information supplied in connection with the Programme or any Covered Bonds (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the LLP, the Seller, any of the Dealers, the Bond Trustee or the Security Trustee that any recipient of this Prospectus or any other information supplied in connection with the Programme or any Covered Bonds should purchase any Covered Bonds. Each investor contemplating purchasing any Covered Bonds should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and/or the LLP. Neither this Prospectus nor any other information supplied in connection with the Programme or the issue of any Covered Bonds constitutes an offer or invitation by or on behalf of the Issuer, the LLP, the Seller, any of the Dealers, the Bond Trustee or the Security Trustee to any person to subscribe for or to purchase any Covered Bonds.

Neither the delivery of this Prospectus nor the offering, sale or delivery of any Covered Bonds shall in any circumstances imply that the information contained herein concerning the Issuer and/or the LLP and/or the Seller is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers, the Bond Trustee and the Security Trustee expressly do not undertake to review the financial condition or affairs of the Issuer, the LLP or the Seller during the life of the Programme or to advise any investor in the Covered Bonds of any information coming to their attention. Investors should review, *inter alia*, the most recently published documents incorporated by reference into this Prospectus when deciding whether or not to purchase any Covered Bonds.

The Covered Bonds in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to United States persons, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have

the meanings given to them by the U.S. Internal Revenue Code and the regulations promulgated thereunder.

This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Covered Bonds in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Prospectus and the offer or sale of Covered Bonds may be restricted by law in certain jurisdictions. The Issuer, the LLP, the Dealers, the Bond Trustee and the Security Trustee do not represent that this Prospectus may be lawfully distributed, or that any Covered Bonds may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the LLP, the Dealers, the Bond Trustee or the Security Trustee which would permit a public offering of any Covered Bonds outside the European Economic Area or distribution of this Prospectus in any jurisdiction where action for that purpose is required. Accordingly, no Covered Bonds may be offered or sold, directly or indirectly, and neither this Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Prospectus or any Covered Bonds may come must inform themselves about, and observe, any such restrictions on the distribution of this Prospectus and the offering and sale of Covered Bonds. In particular, there are restrictions on the distribution of this Prospectus and the offer or sale of Covered Bonds in the United States, the European Economic Area (including the United Kingdom, the Republic of Italy and Germany) and Japan, see *Subscription and Sale and Transfer and Selling Restrictions*.

All references in this document to **Sterling** and **£** refer to pounds sterling, references to **euro** and **€** refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to **U.S. Dollars** and **$** refer to United States dollars and references to **Yen**, **JPY** and **¥** refer to Japanese Yen.

In connection with the issue of any Tranche of Covered Bonds, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Covered Bonds (provided that, in the case of any Tranche of Covered Bonds to be admitted to trading on the London Stock Exchange, the aggregate principal amount of Covered Bonds allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Covered Bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the relevant Tranche of Covered Bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Covered Bonds and 60 days after the date of the allotment of the relevant Tranche of Covered Bonds.

In making an investment decision, investors must rely on their own examination of the Issuer and the LLP and the terms of the Covered Bonds being offered, including the merits and risks involved. The Covered Bonds have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities commission or other regulatory authority in the United States, nor have the foregoing authorities approved this Prospectus or confirmed the accuracy or determined the adequacy of the information contained in this Prospectus. Any representation to the contrary is unlawful.

None of the Dealers, the Issuer, the LLP, the Security Trustee or the Bond Trustee makes any representation to any investor in the Covered Bonds regarding the legality of its investment under any applicable laws. Any investor in the Covered Bonds should be able to bear the economic risk of an investment in the Covered Bonds for an indefinite period of time.

Table of Contents

Defined Terms

Capitalised terms used in this Prospectus have the meaning set out in the glossary unless they are defined where they first appear in this Prospectus.

Documents Incorporated by Reference

The audited consolidated and non-consolidated annual financial statements of the Issuer for the financial years ended 31 December 2003 and 31 December 2004, and the unaudited interim financial statements for the period ended 30 June 2005 which have previously been published and have been approved by the Financial Services Authority or filed with it shall be incorporated in, and form part of, this Prospectus, provided that any statement contained herein or in a document all or the relevant portion of which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained in any such document, all or the relevant portion of which, is subsequently incorporated by reference herein by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall, except as so modified or superseded, constitute a part of this Prospectus.

Copies of documents incorporated by reference in this Prospectus can be obtained from the Issuer's website at www.northernrock.co.uk

In the event of any significant new factor arising or any material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of any Covered Bonds, the Issuer will prepare and publish a supplement to this Prospectus or publish a new prospectus for use in connection with any subsequent issue of Covered Bonds. In addition, the Issuer and the LLP have each undertaken to the Dealers in the Programme Agreement (as defined in *Subscription and Sale and Transfer and Selling Restrictions*) to comply with section 87G of the FSMA.

Summary, Transaction Overview and Terms and Conditions of the Covered Bonds

This Summary must be read as an introduction to this Prospectus and any decision to invest in any Covered Bonds should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to either Responsible Person in such Member State in respect of this Summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to information contained in this Prospectus is brought before a court in a Member State of the European Economic Area, the claimant may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Words and expressions defined elsewhere in this Prospectus shall have the same meanings in this summary. A glossary of certain defined terms used in this document is contained at the end of this Prospectus.

Summary

Structure Diagram



Northern Rock plc
Seller
Mortgage Loans and Related Security
Consideration
Northern Rock Covered Bond LLP
LLP
Northern Rock plc
Interest Rate Swap Provider
Third party
Covered Bond Swap Providers
Intercompany Loan
Repayment of Intercompany Loan
Northern Rock plc
Issuer
Covered Bond Guarantee and Deed of Charge
Covered Bond Proceeds
Covered Bonds
Covered Bondholders/ Bond Trustee/ Security Trustee Swap Providers

Structure Overview

- *Programme:* Under the terms of the Programme, the Issuer will issue Covered Bonds to Covered Bondholders on each Issue Date. The Covered Bonds will be direct, unsecured and unconditional obligations of the Issuer.
- *Intercompany Loan Agreement:* Under the terms of the Intercompany Loan Agreement, the Issuer will make Term Advances to the LLP in an amount equal to the gross proceeds of each Series or, as applicable, Tranche of Covered Bonds. Payments by the Issuer of amounts due under the Covered Bonds are not conditional upon receipt by the Issuer of payments from the LLP pursuant to the Intercompany Loan Agreement. Amounts owed by the LLP under the Intercompany Loan Agreement will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee.
- *Covered Bond Guarantee:* Under the terms of the Trust Deed, the LLP has provided a guarantee as to payments of interest and principal under the Covered Bonds. The LLP has agreed to pay an amount equal to the Guaranteed Amounts when the same shall become Due for Payment but which would otherwise be unpaid by the Issuer. The obligations of the LLP under the Covered Bond Guarantee constitute direct and (following the occurrence of an Issuer Event of Default, the service of an Issuer Acceleration Notice on the Issuer and the service of a Notice to Pay on the LLP or, if earlier, the service on the Issuer and the LLP of an LLP Acceleration Notice) unconditional obligations of the LLP, secured as provided in the Deed of Charge. The recourse of the Covered Bondholders to the LLP under the Covered Bond Guarantee will be limited to the assets of the LLP from time to time.
- *The proceeds of Term Advances:* The LLP will use the proceeds of the Term Advances received under the Intercompany Loan Agreement from time to time (if not denominated in Sterling, after swapping the same into Sterling under the relevant Covered Bond Swap Agreement) (i) to purchase the Initial Portfolio and each New Portfolio, consisting of Mortgage Loans and their Related Security, from the Seller in accordance with the terms of the Mortgage Sale Agreement and/or (ii) to invest in Substitution Assets in an amount not exceeding the prescribed limit and/or (iii) (subject to complying with the Asset Coverage Test (as defined below)) to make a Capital Distribution to a Member and/or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced (by the issue of a further Series or Tranche of Covered Bonds), to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced and/or (v) to make a deposit in the GIC Account. To protect the value of the Portfolio under the terms of the LLP Deed, the LLP and the Members (other than the Liquidation Member) will be obliged to ensure that the Asset Coverage Test (as described below) will be satisfied on each Calculation Date.
- *Consideration:* Under the terms of the Mortgage Sale Agreement, the consideration payable to the Seller for the sale of Mortgage Loans and their Related Security to the LLP on any Transfer Date will be a combination of (i) a cash payment paid by the LLP to the Seller and/or (ii) the Seller being treated as having made a Capital Contribution to the LLP (in an amount up to the difference between the Current Balance of the Mortgage Loans sold by the Seller as at the relevant Transfer Date and the cash payment (if any) paid by the LLP) and (iii) Deferred Consideration.
- *Security:* To secure its obligations under the Covered Bond Guarantee and the Transaction Documents to which it is a party, the LLP has granted security over the Charged Property (which consists principally of the LLP's interest in the Portfolio, the Substitution Assets, the Transaction Documents to which it is a party, the LLP Accounts and the Authorised Investments) in favour of the Security Trustee (for itself and on behalf of the other Secured Creditors) pursuant to the Deed of Charge.
- *Cashflows:* Prior to service of a Notice to Pay on the LLP under the Covered Bond Guarantee the LLP will:
  - apply Available Revenue Receipts to pay interest due on the Term Advances (the proceeds of which the Issuer may apply to pay interest due on the Covered Bonds) and to pay Deferred Consideration to the Seller in respect of the Mortgage Loans sold by the Seller to the LLP. However, these payments will only be made after payment of certain items ranking higher in the Pre-Acceleration Revenue Priority of Payments (including certain expenses and amounts due to the Interest Rate Swap Provider). For further details of the Pre-Acceleration Revenue Priority of Payments, see *Cashflows* below; and

- apply Available Principal Receipts towards making Capital Distributions to the Members but only after, *inter alia*, acquiring New Mortgage Loans and their Related Security offered by the Seller to the LLP. For further details of the Pre-Acceleration Principal Priority of Payments, see *Cashflows* below.

  Following service on the LLP of a Notice to Pay (but prior to an LLP Event of Default and service of an LLP Acceleration Notice on the LLP) the LLP will use all monies (other than Third Party Amounts) to pay Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment subject to paying certain higher ranking obligations of the LLP in the Guarantee Priority of Payments. In such circumstances, the Seller (as a Member of the LLP) will only be entitled to receive any remaining income of the LLP after all amounts due under the Covered Bond Guarantee in respect of the Covered Bonds have been paid in full or have otherwise been provided for.

  Following the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice on the LLP, the Covered Bonds will become immediately due and repayable (if not already due and payable following the occurrence of an Issuer Event of Default) and the Bond Trustee will then have a claim against the LLP under the Covered Bond Guarantee for an amount equal to the Early Redemption Amount in respect of each Covered Bond together with accrued interest and any other amounts due under the Covered Bonds other than additional amounts payable by the Issuer under Condition 7 and the security created by the LLP over the Charged Property will become enforceable. Any moneys recovered by the Security Trustee from realisation of the Charged Property following enforcement of the Security created by the LLP in accordance with the Deed of Charge will be distributed according to the Post-Enforcement Priority of Payments.

- *Asset Coverage:* The Programme provides that the assets of the LLP are subject to an asset coverage test in respect of the Covered Bonds. Accordingly, for so long as Covered Bonds remain outstanding, the LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date, the Adjusted Aggregate Mortgage Loan Amount will be in an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds from time to time. The Asset Coverage Test will be tested by the Cash Manager on each Calculation Date. A breach of the Asset Coverage Test will constitute an Issuer Event of Default to the extent that the same has not been cured on or before the next Calculation Date, which will entitle the Bond Trustee to serve an Issuer Acceleration Notice on the Issuer and, upon the service of such notice, the Bond Trustee shall serve a Notice to Pay on the LLP under the Covered Bond Guarantee.

- *Amortisation Test:* In addition, following service of a Notice to Pay on the LLP (but prior to service of an LLP Acceleration Notice) and, for so long as Covered Bonds remain outstanding, the LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date following an Issuer Event of Default, the Amortisation Test Aggregate Mortgage Loan Amount will be in an amount at least equal to the aggregate Principal Amount Outstanding of the Covered Bonds from time to time. The Amortisation Test will be tested by the Cash Manager on each Calculation Date following an Issuer Event of Default. A breach of the Amortisation Test will constitute an LLP Event of Default, which will entitle the Bond Trustee to declare the Covered Bonds immediately due and repayable and entitle the Security Trustee to enforce the Security over the Charged Property.

- *Extendable obligations under the Covered Bond Guarantee:* An Extended Due for Payment Date may be specified as applying in relation to a Series of Covered Bonds in the applicable Final Terms. This means that if the Issuer fails to pay the Final Redemption Amount of the relevant series of Covered Bonds on the Final Maturity Date (subject to applicable grace periods) and if the Guaranteed Amounts equal to the Final Redemption Amount of the relevant Series of Covered Bonds are not paid in full by the Extension Determination Date (for example because, following the service of a Notice to Pay on the LLP, the LLP has insufficient moneys available in accordance with the Guarantee Priority of Payments to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount of the relevant Series of Covered Bonds) then payment of the unpaid amount pursuant to the Covered Bond Guarantee shall be automatically deferred and shall be due and payable one year later on the

Extended Due for Payment Date (subject to any applicable grace period). The LLP will pay the Guaranteed Amounts constituting Scheduled Interest on each Original Due for Payment Date and on the Extended Due for Payment Date.

- *Servicing:* In its capacity as Servicer, Northern Rock has entered into the Servicing Agreement with the LLP and the Security Trustee, pursuant to which the Servicer has agreed to provide administrative services in respect of the Mortgage Loans and their Related Security sold by the Seller to the LLP.
- *Further Information:* For a more detailed description of the transactions summarised above relating to the Covered Bonds see, amongst other relevant sections of this Prospectus, *Summary of the Programme, Terms and Conditions of the Covered Bonds, Summary of the Principal Documents, Credit structure, Cashflows and The Portfolio, below.*

Ownership Structure of Northern Rock Covered Bond LLP

- As at the Programme Date the Members of the LLP are the Seller and the Liquidation Member.
- Other than in respect of those decisions reserved to the Members, the LLP Management Board (comprised of, as at the Programme Date, directors and/or employees of the Seller) will manage and conduct the business of the LLP and will have all the rights, power and authority to act at all times for and on behalf of the LLP.


Moore Investments Limited, an SPV owned 20% by Northern Rock plc (the Liquidation Member)
Northern Rock plc
Member
Member
Northern Rock Covered Bond LLP

Ownership Structure of the Liquidation Member

- As at the Programme Date, the issued share capital of the Liquidation Member is held 20 per cent. by Northern Rock and 80 per cent. by Holdings.
- The issued capital of Holdings is held 100 per cent. by Mourant & Co. Trustees Limited as share trustee on trust for charitable purposes.


Mourant & Co. Trustees Limited
Share Trustee
100% of shares held on trust for charitable purposes
Northern Rock plc
Moore Holdings Limited
Holdings
20% of shares
80% of shares
Moore Investments Limited
Liquidation Member

Transaction Overview

Information relating to the Issuer:

Issuer: Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 on 30 October 1996 (with registration number 3273685). The registered and principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom. Its internet address is www.northernrock.co.uk and its telephone number is 0845 600 8401.

Business of the Issuer: The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in both the retail, wholesale and securitisation markets.

The Issuer, together with its subsidiaries and associated companies, also engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At 31 December, 2004, the Northern Rock Group had total assets under management of £64.9 billion (including securitised mortgage loans).

The Issuer is one of the top ten mortgage lenders in the United Kingdom based upon loans outstanding. In the UK mortgage *market, the Issuer had an estimated market share of approximately* 11.2 per cent. on the basis of net mortgage lending during 2004 of £12.9 billion and an estimated market share of approximately 6.8 per cent. on the basis of gross mortgage lending during 2004 of £23.3 billion.

The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company effective 1st October, 1997.

Information relating to the LLP:

The LLP: Northern Rock Covered Bond LLP, a limited liability partnership incorporated in England and Wales on 20th February, 2004 as a limited liability partnership (with registered number OC306984) with limited liability under the Limited Liability Partnerships Act 2000 (the **LLPA 2000**) by Northern Rock and the Liquidation Member as its Members. The principal place of business of the LLP is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL. The LLP has no subsidiaries. Its telephone number is 0845 600 8401.

Business of the LLP The LLP is a special purpose vehicle whose business is to acquire, *inter alia*, Mortgage Loans and their Related Security from the Seller pursuant to the terms of the Mortgage Sale Agreement and to guarantee the Covered Bonds. The LLP will hold the Portfolio and the other Charged Property in accordance with the terms of the Transaction Documents.

The LLP has provided a guarantee covering all Guaranteed Amounts when the same shall become Due for Payment, but only following the occurrence of an Issuer Event of Default, service on the Issuer of an Issuer Acceleration Notice and service on the LLP of a Notice to Pay. The obligations of the LLP under such

guarantee and the other Transaction Documents to which it is a party are secured by the assets from time to time of the LLP and recourse against the LLP is limited to such assets.

The LLP has not engaged since its incorporation, and will not engage whilst the Covered Bonds or any Term Advance remains outstanding, in any material activities other than activities incidental to its incorporation under the LLPA 2000, activities contemplated under the Transaction Documents to which it is or will be a party, applying for a standard licence under the Consumer Credit Act 1974, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to the foregoing.

Information relating to the Programme:

Seller: Northern Rock, which is in the business of originating residential mortgage loans and other banking activities. For a description of the business of the Seller, see *The Issuer*, above.

Servicer: Pursuant to the terms of the Servicing Agreement, Northern Rock has been appointed to service, on behalf of the LLP, the Mortgage Loans and Related Security sold by the Seller.

Cash Manager: Northern Rock has also been appointed, *inter alia*, to provide cash management services to the LLP and to monitor compliance by the LLP with the Asset Coverage Test and the Amortisation Test pursuant to the terms of the Cash Management Agreement.

Principal Paying Agent: Citibank N.A., acting through its offices at 5 Carmelite Street, London EC4Y 0PA has been appointed pursuant to the Agency Agreement as issuing and principal paying agent and agent bank.

Exchange Agent and Transfer Agent: Citibank N.A., acting through its offices at 5 Carmelite Street, London EC4Y 0PA, has been appointed pursuant to the Agency Agreement as Exchange Agent and Transfer Agent.

Bond Trustee: The Bank of New York, London Branch, acting through its offices at 48th Floor, One Canada Square, London E14 5AL has been appointed to act as Bond Trustee on behalf of the Covered Bondholders in respect of the Covered Bonds and holds the benefit of, *inter alia*, the Covered Bond Guarantee on behalf of the Covered Bondholders pursuant to the terms of the Trust Deed.

Registrar: Citibank N.A., acting through its offices at 5 Carmelite Street, London EC4Y 0PA.

Security Trustee: The Bank of New York, London Branch, acting through its office at 48th Floor, One Canada Square, London E14 5AL has been appointed to act as Security Trustee to hold the benefit of the security granted by the LLP to the Security Trustee (for itself, the Covered Bondholders and other Secured Creditors) under the Deed of Charge.

Asset Monitor: A reputable institution acceptable to the Rating Agencies, appointed pursuant to the Asset Monitor Agreement as an independent monitor to perform tests in respect of the Asset Coverage Test and the Amortisation Test when required.

Covered Bond Swap Provider: Each swap provider which agrees to act as Covered Bond Swap Provider to the LLP to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swap and amounts payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay) and under the Covered Bond Guarantee in respect of the Covered Bonds (after service of a Notice to Pay) by entering into the Covered Bond Swaps with the LLP and the

Security Trustee under the Covered Bond Swap Agreements. In the event that the ratings of a Covered Bond Swap Provider fall below a specified ratings level, the relevant Covered Bond Swap Provider will be required to obtain a guarantee of its obligations from an appropriately rated guarantor or put in place some other arrangement.

Interest Rate Swap Provider: Northern Rock (in its capacity as the Interest Rate Swap Provider) has agreed to act as a swap provider to the LLP to hedge possible variances between the rates of interest payable on the Mortgage Loans sold by the Seller to the LLP and LIBOR for three month Sterling deposits by entering into the Interest Rate Swap with the LLP and the Security Trustee under the Interest Rate Swap Agreement. The Interest Rate Swap Provider will be required to obtain a guarantee of its obligations or put in place some other arrangement in the event that its ratings fall below a specified ratings level.

For a more detailed description of the Interest Rate Swap Provider, see *The Issuer/Seller*, below.

GIC Provider: Northern Rock.

Account Bank: Northern Rock.

Stand-by GIC Provider: Lloyds TSB Bank plc acting through its office at Financial Markets Division, 25 Monument Street, London EC2R 8BQ has agreed to act as Stand-by GIC Provider to the LLP pursuant to the terms of the Guaranteed Investment Contract.

Stand-by Account Bank: Lloyds TSB Bank plc acting through its office at City Office, PO Box 72, Bailey Drive, Gillingham Business Park, Gillingham, Kent ME8 0LS has agreed to act as Stand-by Account Bank to the LLP pursuant to the terms of the Bank Account Agreement.

Liquidation Member: Moore Investments Limited, a special purpose vehicle incorporated in Jersey as a private limited company (registered no. 87047). The Liquidation Member is 20 per cent. owned by Northern Rock and 80 per cent. owned by Holdings.

Holdings: Moore Holdings Limited, a special purpose vehicle incorporated in Jersey as a private limited company (registered no. 87018). All of the shares of Holdings are held on behalf of the Share Trustee on trust for general charitable purposes.

Share Trustee: Mourant & Co. Trustees Limited of 22 Grenville Street, St. Helier, Jersey JE4 8PX.

Corporate Services Providers: Mourant & Co. Capital (SPV) Limited and Mourant & Co. Limited have been appointed to provide certain corporate services to the Liquidation Member and Holdings, respectively, pursuant to the Corporate Services Agreements.

Description: Global Covered Bond Programme.

Arrangers: Barclays Bank PLC and HSBC Bank plc.

Dealers: Barclays Bank PLC, HSBC Bank plc, Dresdner Bank Aktiengesellschaft, ABN AMRO Bank N.V., London Branch, IXIS Corporate & Investment Bank, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, WestLB AG and any other Dealers appointed from time to time in accordance with the Programme Agreement.

Certain Restrictions: Each issue of Covered Bonds denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines,

regulations, restrictions or reporting requirements from time to time (see *Subscription and Sale and Transfer and Selling Restrictions*).

Swiss Francs

Issues of Covered Bonds denominated in Swiss Francs or carrying a Swiss Franc-related element with a maturity of more than one year (other than Covered Bonds privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8th November, 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2nd December, 1996. Under the said regulations, the relevant Dealer(s) or, in the case of a syndicated issue, the lead manager (the **Swiss Dealer**), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Covered Bonds.

Programme Size: Up to €10 billion (or its equivalent in other currencies) outstanding at any time as described herein. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution: Covered Bonds may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.

Specified Currency: Subject to any applicable legal or regulatory restrictions, such currency or currencies as may be agreed from time to time by the Issuer, the relevant Dealer(s), the Principal Paying Agent and the Bond Trustee.

Redenomination: The applicable Final Terms may provide that certain Covered Bonds may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Final Terms.

Maturities: Such maturities as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.

Issue Price: Covered Bonds may be issued at par or at a premium or discount to par on a fully-paid basis.

Form of Covered Bonds: The Covered Bonds will be issued in bearer or registered form as described in *Form of the Covered Bonds*. Registered Covered Bonds will not be exchangeable for Bearer Covered Bonds and vice versa.

Fixed Rate Covered Bonds: Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s) (as set out in the applicable Final Terms).

Floating Rate Covered Bonds: Floating Rate Covered Bonds will bear interest at a rate determined:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the ISDA Definitions; or

(ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the Issuer and the relevant Dealer(s),

as set out in the applicable Final Terms.

The Margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each issue of Floating Rate Covered Bonds.

Index Linked Covered Bonds: Payments of principal in respect of Index Linked Redemption Covered Bonds or of interest in respect of Index Linked Interest Covered Bonds will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree (as set out in the applicable Final Terms).

Other provisions in relation to Floating Rate Covered Bonds and Index Linked Interest Covered Bonds: Floating Rate Covered Bonds and Index Linked Interest Covered Bonds may also have a maximum interest rate, a minimum interest rate or both (as indicated in the applicable Final Terms). Interest on Floating Rate Covered Bonds and Index Linked Interest Covered Bonds in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer(s), will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer(s).

Dual Currency Covered Bonds: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Covered Bonds will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree (as set out in the applicable Final Terms).

Zero Coupon Covered Bonds: Zero Coupon Covered Bonds may be offered and sold at a discount to their nominal amount unless otherwise specified in the applicable Final Terms.

Redemption: The applicable Final Terms relating to each Tranche of Covered Bonds will indicate either that the relevant Covered Bonds of such Tranche cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or if it becomes unlawful for any Term Advance to remain outstanding or following an Issuer Event of Default or an LLP Event of Default) or that such Covered Bonds will be redeemable at the option of the Issuer upon giving notice to the Covered Bondholders, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer(s) (as set out in the applicable Final Terms).

The applicable Final Terms may provide that Covered Bonds may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.

Extendable obligations under the Covered Bond Guarantee: The applicable Final Terms may also provide that the LLP's obligations under the Covered Bond Guarantee to pay the Guaranteed Amounts corresponding to the Final Redemption Amount of the applicable Series of Covered Bonds on their Final Maturity Date may be deferred until the Extended Due for Payment Date. In such case, such deferral will occur automatically if the

Issuer fails to pay the Final Redemption Amount of the relevant Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) and if the Guaranteed Amounts equal to the Final Redemption Amount in respect of such Series of Covered Bonds are not paid in full by the Extension Determination Date (for example, because the LLP has insufficient moneys to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of the relevant Series of Covered Bonds after payment of higher ranking amounts and taking into account amounts ranking *pari passu* in the Guarantee Priority of Payments). To the extent that the LLP has received a Notice to Pay in sufficient time and has sufficient moneys to pay in part the Final Redemption Amount, such partial payment shall be made as described in Condition 6(a). Interest will continue to accrue and be payable on the unpaid amount up to the Extended Due for Payment Date in accordance with Condition 4 and the LLP will make payments of Guaranteed Amounts constituting Scheduled Interest on each relevant Due for Payment Date and Extended Due for Payment Date.

Denomination of Covered Bonds: Covered Bonds will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms save that the minimum denomination of each Covered Bond will be such amount as may be allowed or required from time to time by the relevant regulatory authority or any laws or regulations applicable to the relevant Specified Currency and save that the minimum denomination of each Covered Bond admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €1000 (or, if the Covered Bonds are denominated in a currency other than the euro, the equivalent amount in such a currency at the time of issue).

Unless otherwise stated in the applicable Final Terms, the minimum denomination of each Definitive IAI Registered Covered Bond will be U.S.$500,000 or its approximate equivalent in other Specified Currencies and the minimum denomination of each Definitive Rule 144A Covered Bond will be U.S.$100,000 or its approximate equivalent in other Specified Currencies.

Taxation: All payments in respect of the Covered Bonds will be made without deduction or withholding for or on account of United Kingdom taxes, subject as provided in Condition 7. If any such deduction or withholding is made the Issuer will, save as provided in Condition 7, be required to pay additional amounts in respect of the amounts so deducted or withheld. Under the Covered Bond Guarantee, the LLP will not be liable to pay any such additional amounts payable by the Issuer under Condition 7.

Cross Default: Each Series of Covered Bonds will cross accelerate as against the LLP at the same time.

Status of the Covered Bonds: The Covered Bonds will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves and (save for any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer, from time to time outstanding.

Covered Bond Guarantee: Payment of Guaranteed Amounts in respect of the Covered Bonds when Due for Payment will be irrevocably guaranteed by the LLP. The obligations of the LLP to make payment in respect of the Guaranteed Amounts when Due for Payment are subject to the condition that an Issuer Event of Default occurs, an Issuer Acceleration Notice is served on the Issuer and a Notice to Pay is served on the LLP. The obligations of the LLP under the Covered Bond Guarantee will accelerate against the LLP upon the service of an LLP Acceleration Notice. The obligations of the LLP under the Covered Bond Guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets.

Listing and Admission to trading: Application has been made to the UK Listing Authority for Covered Bonds issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the Official List and to the London Stock Exchange for such Covered Bonds to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. Covered Bonds may be listed and/or admitted to trading, as the case may be, on such other or further stock exchange(s) or markets, as may be agreed between the Issuer, the LLP, the Bond Trustee, the Security Trustee and the relevant Dealer(s) in relation to each issue.

Covered Bonds which are neither listed nor admitted to trading on any market may also be issued.

The Final Terms relating to each Tranche of the Covered Bonds will state whether or not the relevant Covered Bonds are to be listed and/or admitted to trading and, if so, on which stock exchanges and markets.

Governing Law: The Covered Bonds will be governed by, and construed in accordance with, English law.

Selling Restrictions: There are restrictions on the offer, sale and transfer of any Tranche of Covered Bonds in the United States, the European Economic Area (including, the United Kingdom, the Republic of Italy and Germany) and Japan. Other restrictions may apply in connection with the offering and sale of a particular Tranche of Covered Bonds. See *Subscription and Sale and Transfer and Selling Restrictions*.

Risk Factors A description of certain factors that may affect the Issuer's ability to fulfil its obligations under Covered Bonds issued under the Programme is set out under *Risk Factors* below and includes exposure to credit risk and market risk. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Covered Bonds issued under the Programme, see *Risk Factors*.

Risk Factors

This section describes the principal risk factors associated with an investment in the Covered Bonds. Prospective purchasers of Covered Bonds should consider carefully all the information contained in this document, including the considerations set out below, before making any investment decision. This section of the Prospectus is divided into three main sections – General Risk Factors, Risk Factors relating to the Issuer and Risk Factors relating to the LLP.

GENERAL RISK FACTORS

Issuer liable to make payments when due on the Covered Bonds

The Issuer is liable to make payments when due on the Covered Bonds. The obligations of the Issuer under the Covered Bonds are direct, unsecured, unconditional and unsubordinated obligations, ranking *pari passu* without any preference amongst themselves and equally with its other direct, unsecured, unconditional and unsubordinated obligations.

The LLP has no obligation to pay the Guaranteed Amounts payable under the Covered Bond Guarantee until the occurrence of an Issuer Event of Default, service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice and on the LLP of a Notice to Pay or, if earlier, following the occurrence of an LLP Event of Default, service by the Bond Trustee of an LLP Acceleration Notice. The occurrence of an Issuer Event of Default does not constitute an LLP Event of Default. However, failure by the LLP to pay amounts when Due for Payment under the Covered Bond Guarantee would constitute an LLP Event of Default which would entitle the Bond Trustee to accelerate the obligations of the Issuer under the Covered Bonds (if they have not already become due and payable) and the obligations of the LLP under the Covered Bond Guarantee and the Security Trustee to enforce the Security.

Obligations under the Covered Bonds

The Covered Bonds will not represent an obligation or be the responsibility of any of the Dealers, the Bond Trustee, the Security Trustee or any other party to the Programme, their officers, members, directors, employees, security holders or incorporators, other than the Issuer and the LLP. The Issuer and the LLP will be liable solely in their corporate capacity for their obligations in respect of the Covered Bonds and such obligations will not be the obligations of their respective officers, members, directors, employees, security holders or incorporators.

Covered Bonds issued under the Programme

Save in respect of the first issue of Covered Bonds, Covered Bonds issued under the Programme will either be fungible with an existing Series of Covered Bonds or have different terms to an existing Series of Covered Bonds (in which case they will constitute a new Series). All Covered Bonds issued from time to time will rank *pari passu* with each other in all respects and will share in the security granted by the LLP under the Deed of Charge. If an Issuer Event of Default occurs in respect of a particular Series of Covered Bonds, the Covered Bonds of all Series outstanding will accelerate at the same time against the Issuer (following service of an Issuer Acceleration Notice) but will be subject to, and have the benefit of, payments made by the LLP under the Covered Bond Guarantee (following service of a Notice to Pay). If an LLP Event of Default occurs, following service of an LLP Acceleration Notice the Covered Bonds of all Series outstanding will accelerate against the Issuer (if not already accelerated following an Issuer Event of Default) and the obligations of the LLP under the Covered Bond Guarantee will accelerate. In order to ensure that any further issue of Covered Bonds under the Programme does not adversely affect existing Covered Bondholders:

- the Issuer will be obliged to apply the proceeds of any issue of Covered Bonds to make a Term Advance to the LLP. The LLP will use the proceeds of such Term Advance (after swapping the same into Sterling if necessary) (i) to acquire Mortgage Loans and their Related Security from the Seller and/or (ii) to acquire Substitution Assets up to the prescribed limit, and/or (iii) (subject to complying with the Asset Coverage Test (as defined below)) to make a Capital Distribution to a Member; and/or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced and/or (v) to make a deposit in the GIC Account; and

- the Asset Coverage Test will be required to be met both before and immediately after any further issue of Covered Bonds; and

- on or prior to the date of issue of any further Covered Bonds, the Issuer will be obliged to obtain written confirmation from the Rating Agencies (addressed to the Issuer, the Bond Trustee and the Security Trustee) that such further issue would not adversely affect the then current ratings of the existing Covered Bonds.

Security Trustee's powers may affect the interests of the Covered Bondholders

In the exercise of its powers, trusts, authorities and discretions (other than in relation to any enforcement action, when the Security Trustee shall only have regard to the interests of the Covered Bondholders), the Deed of Charge requires the Security Trustee to consider the interests of each of the Secured Creditors (other than the Seller). In the event that with respect to the exercise of any of its powers, trusts, authorities or discretions (other than as aforesaid) the Security Trustee determines in its absolute discretion that any of the Secured Creditors (other than the Seller) would be materially prejudiced thereby, or any such Secured Creditor (other than the Covered Bondholders) (acting reasonably) informs the Security Trustee in writing that it would be materially prejudiced thereby, the Security Trustee shall only exercise the same with the written consent of such Secured Creditor(s) and provided that the Security Trustee is satisfied that such exercise will not be materially prejudicial to the interests of the Covered Bondholders. In the exercise of its powers, trusts, authorities and discretions (other than as aforesaid), the Security Trustee may not act on behalf of the Seller.

If, in connection with the exercise of its powers, trusts, authorities or discretions, the Security Trustee is of the opinion that the interests of the holders of the Covered Bonds of any one or more Series would be materially prejudiced thereby, the Security Trustee shall not exercise such power, trust, authority or discretion without the approval of such Covered Bondholders by Extraordinary Resolution or by a written resolution of such Covered Bondholders of at least a clear majority of the Principal Amount Outstanding of Covered Bonds of the relevant Series then outstanding.

Extendable obligations under the Covered Bond Guarantee

Following the failure by the Issuer to pay the Final Redemption Amount of a Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) and if following the service of a Notice to Pay on the LLP (by no later than the date which falls one Business Day prior to the Extension Determination Date), payment of the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of such Series of the Covered Bonds are not paid in full, then the payment of such Guaranteed Amounts may be automatically deferred. This will occur (subject to no LLP Event of Default having occurred) if the Final Terms for a relevant Series of Covered Bonds (the **relevant Series of Covered Bonds**) provides that such Covered Bonds are subject to an Extended Due for Payment Date.

To the extent that the LLP has received a Notice to Pay in sufficient time and has sufficient moneys available to pay in part the Guaranteed Amounts corresponding to the relevant Final Redemption Amount in respect of the relevant Series of Covered Bonds, the LLP shall make such partial payment in accordance with the Guarantee Priority of Payments and as described in Condition 6(a). Payment of the unpaid amount shall be deferred automatically until the applicable Extended Due for Payment Date. The Extended Due for Payment Date will fall one year after the Final Maturity Date. Interest will continue to accrue and be payable on the unpaid amount in accordance with Condition 4 and the LLP will pay Guaranteed Amounts constituting Scheduled Interest on each Original Due for Payment Date and the Extended Due for Payment Date. In these circumstances, except where the LLP has failed to apply money in accordance with the Guarantee Priority of Payments, failure by the LLP to make payment in respect of the Final Redemption Amount on the Final Maturity Date (or such later date within any applicable grace period) shall not constitute an LLP Event of Default. However, failure by the LLP to pay Guaranteed Amounts corresponding to the Final Redemption Amount or the balance thereof, as the case may be, on the Extended Due for Payment Date and/or pay Guaranteed Amounts constituting Scheduled Interest on any Original Due for Payment Date or the Extended Due for Payment Date will (subject to any applicable grace period) be an LLP Event of Default.

Absence of secondary market

There is not, at present, an active and liquid secondary market for the Covered Bonds, and there can be no assurance that a secondary market for the Covered Bonds will develop. The Covered Bonds have not been, and will not be, registered under the Securities Act or any other applicable securities laws and are subject to certain restrictions on the resale and other transfer thereof as set forth under *Subscription and Sale and Transfer and Selling Restrictions*. If a secondary market does develop, it may not continue for the life of the Covered Bonds or it may not provide Covered Bondholders with liquidity of investment with the result that a Covered Bondholder may not be able to find a buyer to buy its Covered Bonds readily or at prices that will enable the Covered Bondholder to realise a desired yield.

Ratings of the Covered Bonds

The ratings assigned to the Covered Bonds address:

- the likelihood of full and timely payment to Covered Bondholders of all payments of interest on each Interest Payment Date; and
- the likelihood of ultimate payment of principal in relation to Covered Bonds on (i) the Final Maturity Date thereof or (ii) if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee in accordance with the applicable Final Terms, on the Extended Due for Payment Date thereof.

The expected ratings of the Covered Bonds are set out in the relevant Final Terms for each Series of Covered Bonds. Any Rating Agency may lower its rating or withdraw its rating if, in the sole judgement of the Rating Agency, the credit quality of the Covered Bonds has declined or is in question. If any rating assigned to the Covered Bonds is lowered or withdrawn, the market value of the Covered Bonds may be reduced. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Bond Trustee and the Security Trustee may agree to modifications to the Transaction Documents without, respectively, the Covered Bondholders' or Secured Creditors' prior consent

Pursuant to the terms of the Trust Deed and the Deed of Charge, the Bond Trustee and the Security Trustee may, without the consent or sanction of any of the Covered Bondholders or any of the other Secured Creditors, concur with any person in making or sanctioning any modifications to the Transaction Documents:

- provided that (i) the Bond Trustee is of the opinion that such modification will not be materially prejudicial to the interest of any of the Covered Bondholders, (ii) the Security Trustee is of the opinion that such modification is not materially prejudicial to the interests of any of the Secured Creditors (other than the Seller) (in which respect the Security Trustee may (without further enquiry) rely upon the consent in writing of any such Secured Creditor (other than Covered Bondholders) as to the absence of material prejudice to the interests of such Secured Creditor) or, if it is not of that opinion in relation to any such Secured Creditor or any such Secured Creditor (other than Covered Bondholders) acting reasonably has informed the Security Trustee in writing that such modification will be materially prejudicial to its interests, such Secured Creditor has given its written consent to such modification and (iii) the Security Trustee has not been informed in writing by any such Secured Creditor (other than Covered Bondholders) acting reasonably that such Secured Creditor will be materially prejudiced thereby (other than a Secured Creditor who has given its written consent as aforesaid); or
- which in the opinion of the Bond Trustee and the Security Trustee are made to correct a manifest error or an error established as such to the satisfaction of the Bond Trustee and the Security Trustee or of a formal, minor or technical nature or are made to comply with mandatory provisions of law.

Certain decisions of Covered Bondholders taken at Programme level

Any Extraordinary Resolution to direct the Bond Trustee to serve an Issuer Acceleration Notice and a Notice to Pay following an Issuer Event of Default, to direct the Bond Trustee to serve an LLP Acceleration Notice following an LLP Event of Default and any direction to the Bond Trustee or Security Trustee to take any enforcement action must be passed at a single meeting of the holders of all Covered Bonds of all Series then outstanding.

European Monetary Union

If the United Kingdom joins the European Monetary Union prior to the maturity of the Covered Bonds, there is no assurance that this would not adversely affect the realisable value of the Portfolio or any part thereof or pending such realisation (or if the Portfolio or any part thereof cannot be sold), the ability of the LLP to make payments of interest and principal on the Covered Bonds.

It is possible that prior to the maturity of the Covered Bonds the United Kingdom may become a participating member state in the European Monetary Union and that the euro may become the lawful currency of the United Kingdom. In that event, (a) all amounts payable in respect of any Covered Bonds denominated in pounds Sterling may become payable in euro; (b) the law may allow or require the Covered Bonds to be re-denominated into euro and additional measures to be taken in respect of such Covered Bonds; and (c) there may no longer be available published or displayed rates for deposits in pounds Sterling used to determine the rates of interest on such Covered Bonds or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment which could adversely affect a Borrower's ability to repay its Mortgage Loan as well as adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom will have on investors in the Covered Bonds.

Changes of law

The structure of the issue of the Covered Bonds and the ratings which are to be assigned to them are based on English law and, in relation to the Scottish Mortgage Loans, Scots law in effect as at the date of this Prospectus. No assurance can be given as to the impact of any possible change to English law or Scots law or administrative practice in the United Kingdom after the date of this Prospectus.

Insolvency Act 2000

Significant changes to the United Kingdom insolvency regime have recently been enacted, including the Insolvency Act 2000. The Insolvency Act 2000 allows certain "small" companies to seek protection from their creditors for a period of 28 days for the purposes of putting together a company voluntary arrangement with the option for creditors to extend the moratorium for a further two months. The moratorium provisions of the Insolvency Act 2000 do not expressly state that they apply to limited liability partnerships (such as the LLP). However, as these provisions were introduced by making amendments to the existing insolvency legislation (which does apply to limited liability partnerships), the provisions will apply to the LLP as if it were a company.

A "small" company is defined as one which satisfies two or more of the following criteria: (i) its turnover is not more than £5.6 million, (ii) its balance sheet total is not more than £2.8 million and (iii) the number of employees is not more than 50. The position as to whether or not a company is a "small" company may change from time to time and consequently no assurance can be given that the LLP will not, at any given time, be determined to be a "small" company. The United Kingdom Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for "small" companies and can make different provisions for different cases. No assurance can be given that any such modification or different provisions will not be detrimental to the interests of Covered Bondholders.

Secondary legislation has now been enacted which excludes certain special purpose companies in relation to capital markets transactions from the optional moratorium provisions. Such exceptions include (a) a company which, at the time of filing for a moratorium, is a party to an agreement which is or forms part of a "capital market arrangement" (as defined in the secondary legislation) under which a party has incurred, or when the agreement was entered into was expected to incur, a debt of at least £10 million and which involves the issue of a "capital market investment" (also defined but generally a rated, listed or traded bond) and (b) a company which, at the time of filing for a moratorium, has incurred a liability (including a present, future or contingent liability and a liability payable wholly or partly in a foreign currency) of at least £10 million. While the LLP is expected to fall within one of the exceptions there is no guidance as to how the legislation will be interpreted and the Secretary of State for Trade and Industry may by regulation modify the exceptions. No assurance can be given that any modification of the exceptions will not be detrimental to the interests of Covered Bondholders. Correspondingly, if the LLP is determined

to be a "small" company and determined not to fall within one of the exceptions, then certain actions in respect of the LLP may, for a period, be prohibited by the imposition of a moratorium.

Enterprise Act 2002

On 15th September, 2003, the corporate insolvency provisions of the Enterprise Act 2002 came into force, amending certain provisions of the Insolvency Act. These provisions introduced significant reforms to corporate insolvency law. In particular, the reforms restrict the right of the holder of a floating charge to appoint an administrative receiver (unless an exception applies) and instead give primacy to collective insolvency procedures (in particular, administration). Previously, the holder of a floating charge over the whole or substantially the whole of the assets of a company had the ability to block the appointment of an administrator by appointing an administrative receiver, who would act primarily in the interests of the floating charge holder.

The provisions of the Insolvency Act were applied to limited liability partnerships by the Limited Liability Partnerships (LLP) Act 2000 but subject to the amendments set out in the Limited Liability Partnership Regulations 2001. As the corporate insolvency provisions of the Enterprise Act 2002 take effect by amending the Insolvency Act, many of the changes which were effected by the Enterprise Act 2002 (including the restrictions on the appointment of an administrative receiver) will also apply to the LLP. However, pursuant to paragraph 3(3) of the Enterprise Act 2002 (Commencement No. 4 and Transitional Provisions and Savings) Order 2003, the former administration provisions in Part II of the Insolvency Act continue to apply to limited liability partnerships and the new administration provisions referred to below do not yet have effect in relation to the LLP. The DTI has indicated, in response to oral enquiries, that it intends to extend the new administration provisions, with suitable modifications, to limited liability partnerships although no time period has yet been given in this regard.

The Insolvency Act contains provisions which continue to allow for the appointment of an administrative receiver in relation to certain transactions in the capital markets. These provisions apply to the LLP as if it were a company. The relevant exception provides that the right to appoint an administrative receiver is retained for certain types of security (such as the Security) which form part of a capital market arrangement (as defined in the Insolvency Act), which would include the issue of covered bonds, and which involves indebtedness of at least £50,000,000 (or, when the relevant security document (being in respect of the transactions described in this Prospectus, the Deed of Charge) was entered into, a party to the relevant transaction (such as the Issuer) was expected to incur a debt of at least £50,000,000) and the issue of a capital market investment (also defined but generally a rated, listed or traded bond). The Secretary of State may, by secondary legislation, modify the capital market exception and/or provide that the exception shall cease to have effect. No assurance can be given that any such modification or provision in respect of the capital market exception, or its ceasing to be applicable to the transactions described in this Prospectus, will not be detrimental to the interests of the Covered Bondholders.

The Insolvency Act also contains a new out-of-court route into administration for a qualifying floating charge-holder, the directors or the relevant company itself. These provisions do not currently apply to the LLP and changes would have to be made to the provisions (and, in particular, the use therein of the expression "director") in order for them to apply to a limited liability partnership. The relevant provisions provide for a notice period during which the holder of the floating charge can either agree to the appointment of the administrator proposed by the directors or the company or appoint an alternative administrator, although a moratorium on enforcement of the relevant security will take effect immediately after notice is given. If the qualifying floating charge-holder does not respond to the directors' or company's notice of intention to appoint, the directors' or, as the case may be, the company's appointee will automatically take office after the notice period has elapsed. Where the holder of a qualifying floating charge within the context of a capital market transaction retains the power to appoint an administrative receiver, such holder may prevent the appointment of an administrator (either by the new out-of-court route or by the court based procedure) by appointing an administrative receiver prior to the appointment of the administrator being completed.

The new administration provisions of the Insolvency Act give primary emphasis to the rescue of a company as a going concern and achieving a better result for the creditors as a whole. The purpose of realising property to make a distribution to secured creditors is secondary. As noted above, these new administration provisions do not currently apply to the LLP. If the provisions were to be applied to limited liability partnerships, no assurance could be given that the primary

purposes of the new provisions would not conflict with the interests of Covered Bondholders were the LLP ever subject to administration.

In addition to the introduction of a prohibition on the appointment of an administrative receiver as set out above, section 176A of the Insolvency Act provides that any receiver (including an administrative receiver), liquidator or administrator of a company is required to make a "prescribed part" of the company's "net property" available for the satisfaction of unsecured debts in priority to the claims of the floating charge holder. These provisions apply to the LLP as if it were a company. The company's "net property" is defined as the amount of the chargor's property which would be available for satisfaction of debts due to the holder(s) of any debentures secured by a floating charge and so refers to any floating charge realisations less any amounts payable to the preferential creditors or in respect of the expenses of the liquidation or administration. The "prescribed part" is defined in the Insolvency Act 1986 (Prescribed Part) Order 2003 (SI 2003/2097) to be an amount equal to 50 per cent. of the first £10,000 of floating charge realisations plus 20 per cent. of the floating charge realisations thereafter, provided that such amount may not exceed £600,000.

This obligation does not apply if the net property is less than a prescribed minimum and the relevant officeholder is of the view that the cost of making a distribution to unsecured creditors would be disproportionate to the benefits. The relevant officeholder may also apply to court for an order that the provisions of section 176A of the Insolvency Act should not apply on the basis that the cost of making a distribution would be disproportionate to the benefits.

Floating charge realisations upon the enforcement of the Security may be reduced by the operation of these "ring fencing" provisions.

Exchange of the Covered Bonds following any Covered Bond legislation coming into force in the United Kingdom

The Conditions of the Covered Bonds permit the Issuer to exchange, without the consent of the Bond Trustee, the Security Trustee or the Covered Bondholders, any existing Covered Bonds then outstanding for new Covered Bonds following the coming into force in the United Kingdom of any legislation similar to covered bond legislation in force in any other European Union country or any rules, regulations or guidelines published by any governmental authority that provides for bonds issued by United Kingdom issuers to qualify for the same benefits available pursuant to covered bond legislation in force in any other European Union country provided that, amongst other things, each of the Rating Agencies then rating the existing Covered Bonds confirms in writing that any such new Covered Bonds will be assigned the same ratings as are then applicable to the existing Covered Bonds. Any such new Covered Bonds will qualify as covered bonds under such new legislation, rules, regulations or guidelines and will be in identical form, amounts and denominations and will be subject to the same economic terms and conditions as the existing Covered Bonds then outstanding.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from 1st July, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

The Issuer will be required, save as provided in Condition 11 of the Covered Bonds, to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (i) Covered Bonds are legal investments for

it, (ii) Covered Bonds can be used as collateral for various types of borrowing and (iii) other restrictions apply to its purchase or pledge of any Covered Bonds. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Covered Bonds under any applicable risk-based capital or similar rules.

Factors which are material for the purpose of assessing the market risks associated with Covered Bonds issued under the Programme

The Covered Bonds may not be a suitable investment for all investors

Each potential investor in the Covered Bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

- have sufficient knowledge and experience to make a meaningful evaluation of the relevant Covered Bonds, the merits and risks of investing in the relevant Covered Bonds and the information contained or incorporated by reference in this Prospectus or any applicable supplement;
- have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the relevant Covered Bonds and the impact such investment will have on its overall investment portfolio;
- have sufficient financial resources and liquidity to bear all of the risks of an investment in the Covered Bonds, including Covered Bonds with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the currency in which such investor's financial activities are principally denominated;
- understand thoroughly the terms of the relevant Covered Bonds and be familiar with the behaviour of any relevant indices and financial markets; and
- be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Covered Bonds are complex financial instruments and such instruments may be purchased as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Covered Bonds which are complex financial instruments unless it has the expertise (either alone or with the assistance of a financial adviser) to evaluate how the Covered Bonds will perform under changing conditions, the resulting effects on the value of such Covered Bonds and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Covered Bonds

A wide range of Covered Bonds may be issued under the Programme. A number of these Covered Bonds may have features which contain particular risks for potential investors. Set out below is a description of certain such features:

Covered Bonds subject to optional redemption by the Issuer

An optional redemption feature is likely to limit the market value of Covered Bonds. During any period when the Issuer may elect to redeem Covered Bonds, the market value of such Covered Bonds generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Covered Bonds when its cost of borrowing is lower than the interest rate on the Covered Bonds. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Covered Bonds being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at the time.

Risks related to Index Linked Covered Bonds and Dual Currency Covered Bonds

The Issuer may issue Covered Bonds with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a **Relevant Factor**). In addition, the Issuer may issue Covered Bonds with principal or interest payable in one or more currencies which may be different

from the currency in which the Covered Bonds are denominated. Potential investors should be aware that:

- the market price of such Covered Bonds may be volatile;
- they may receive interest that is less than their expectations or even no interest;
- payment of principal or interest may occur at a different time or in a different currency than expected;
- the amount of principal payable at redemption may be less than the nominal amount of such Covered Bonds or even zero;
- a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;
- if a Relevant Factor is applied to Covered Bonds in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and
- the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Risks related to Fixed/Floating Rate Covered Bonds

Fixed/Floating Rate Covered Bonds may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of such Covered Bonds since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Covered Bonds may be less favourable than the then-prevailing spreads on comparable Floating Rate Covered Bonds tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Covered Bonds. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than the then prevailing rates on its Covered Bonds.

Covered Bonds issued at a substantial discount or premium

The Issuer may issue Covered Bonds at a substantial discount or premium. The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

RISK FACTORS RELATING TO THE ISSUER

Economic Activity in the United Kingdom

The Issuer's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, the state of the economy and market interest rates at the time. As the Issuer currently conducts the majority of its business in the United Kingdom, its performance is influenced by the level and cyclical nature of business activity in the United Kingdom, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the United Kingdom economy will not have a material effect on the Issuer's future results.

Risk Associated with Strategic Decisions Regarding Growth and Cost Control

The Issuer's strategy relies upon the continued growth of its assets under management coupled with controlling related expenses. The strategy also involves operating as a single segment business concentrating on UK residential mortgage lending. No assurance can be given that profitability would not be impacted in the event conditions in the UK residential mortgage market deteriorated significantly or the Issuer was otherwise unable to succeed in its growth strategy or in continuing to control related expenses.

Access to Wholesale Funding and Securitisation Market

A substantial amount of the Issuer's funding depends upon access to wholesale funding sources, including accessing the institutional debt market in the United States, Europe and in Asia, as well as accessing the global securitisation market as an additional source of wholesale funding. The continued ability of the Issuer to access such funding sources on favourable economic terms is dependent on a variety of factors, including a number of factors outside of its control, including general market conditions. There can be no assurance that the Issuer will continue to be able to access such funding sources on favourable terms in the future.

International Financial Reporting Standards

The Issuer has adopted International Financial Reporting Standards (**IFRS**) for reporting periods beginning 1st January, 2005 and thereafter. These standards are, in a number of ways, different from existing generally accepted accounting principles in the UK and their implementation will have a significant effect on the presentation of the Issuer's financial statements.

RISK FACTORS RELATING TO THE LLP

LLP only obliged to pay Guaranteed Amounts when the same are Due for Payment

Following service of an Issuer Acceleration Notice on the Issuer, a Notice to Pay will be served by the Bond Trustee on the LLP. Following service of a Notice to Pay on the LLP, under the terms of the Covered Bond Guarantee the LLP will be obliged to pay Guaranteed Amounts as and when the same are Due for Payment. In these circumstances the LLP will not be obliged to pay any other amounts which become payable for any other reason.

Payments by the LLP will be made subject to any applicable withholding or deduction and the LLP will not be obliged to pay any additional amounts as a consequence. Prior to service on the LLP of an LLP Acceleration Notice, the LLP will not be obliged to make any payments in respect of broken funding indemnities, penalties, premiums, default interest or interest on interest which may accrue on or in respect of the Covered Bonds. In addition, the LLP will not be obliged at any time to make any payments in respect of additional amounts which may become payable by the Issuer under Condition 7.

Subject to any grace period, if the LLP fails to make a payment when Due for Payment under the Covered Bond Guarantee or any other LLP Event of Default occurs, then the Bond Trustee may accelerate the obligations of the LLP under the Covered Bond Guarantee by service of an LLP Acceleration Notice, whereupon the Bond Trustee will have a claim under the Covered Bond Guarantee for an amount equal to the Early Redemption Amount of each Covered Bond, together with accrued interest and all other amounts then due under the Covered Bonds (other than additional amounts payable under Condition 7), although in such circumstances the LLP will not be obliged to gross up in respect of any withholding which may be required in respect of any payment. Following service of an LLP Acceleration Notice, the Security Trustee may enforce the Security over the Charged Property. The proceeds of enforcement of the Security shall be applied by the Security Trustee in accordance with the Post-Enforcement Priority of Payments in the Deed of Charge, and Covered Bondholders will receive amounts from the LLP on an accelerated basis.

Excess Proceeds received by the Bond Trustee

Following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice, the Bond Trustee may receive Excess Proceeds. The Excess Proceeds will be paid by the Bond Trustee on behalf of the Covered Bondholders of the relevant Series to the LLP for its own account, as soon as practicable, and will be held by the LLP in the GIC Account and the Excess Proceeds will thereafter form part of the Security and will be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account. Any Excess Proceeds received by the Bond Trustee will discharge *pro tanto* the obligations of the Issuer in respect of the Covered Bonds, Receipts and Coupons (subject to restitution of the same if such Excess Proceeds shall be required to be repaid by the LLP). However, the obligations of the LLP under the Covered Bond Guarantee are unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds will not reduce or discharge any such obligations.

By subscribing for Covered Bond(s), each Covered Bondholder will be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

Finite resources available to the LLP to make payments due under the Covered Bond Guarantee

Following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer, all amounts payable under the Covered Bonds will be accelerated by the Bond Trustee as against the Issuer following which a Notice to Pay will be served by the Bond Trustee on the LLP. The LLP's ability to meet its obligations under the Covered Bond Guarantee will depend on (i) the realisable value of Selected Mortgage Loans and their Related Security in the Portfolio, (ii) the amount of Revenue Receipts and Principal Receipts generated by the Portfolio and the timing thereof, (iii) amounts received from the Swap Providers and (iv) the receipt by it of credit balances and interest on credit balances on the GIC Account and, if applicable, the Standby GIC Account. The LLP will not have any other source of funds available to meet its obligations under the Covered Bond Guarantee.

If an LLP Event of Default occurs and the Security created by or pursuant to the Deed of Charge is enforced, the Charged Property may not be sufficient to meet the claims of all the Secured Creditors, including the Covered Bondholders.

If, following enforcement of the Security constituted by or pursuant to the Deed of Charge, the Secured Creditors have not received the full amount due to them pursuant to the terms of the Transaction Documents, then they may still have an unsecured claim against the Issuer for the shortfall. There is no guarantee that the Issuer will have sufficient funds to pay that shortfall.

Covered Bondholders should note that the Asset Coverage Test has been structured to ensure that the Adjusted Aggregate Mortgage Loan Amount is greater than the aggregate Principal Amount Outstanding of the Covered Bonds for so long as Covered Bonds remain outstanding, which should reduce the risk of there ever being a shortfall (although there is no assurance of this) (see *Summary of the Principal Documents – LLP Deed – Asset Coverage Test and Credit Structure – Asset Coverage Test*).

Reliance of the LLP on third parties

The LLP has entered into agreements with a number of third parties, which have agreed to perform services for the LLP. In particular, but without limitation, the Servicer has been appointed to service Mortgage Loans in the Portfolio sold to the LLP and the Cash Manager has been appointed to calculate and monitor compliance with the Asset Coverage Test and the Amortisation Test and to provide cash management services to the LLP. In the event that any of those parties fails to perform its obligations under the relevant agreement to which it is a party, the realisable value of the Portfolio or any part thereof or pending such realisation (if the Portfolio or any part thereof cannot be sold) the ability of the LLP to make payments under the Covered Bond Guarantee may be affected. For instance, if the Servicer has failed to adequately administer the Mortgage Loans, this may lead to higher incidences of non-payment or default by Borrowers. The LLP is also reliant on the Swap Providers to provide it with the funds matching its obligations under the Intercompany Loan Agreement and the Covered Bond Guarantee, as described in the following two risk factors.

If a Servicer Event of Default occurs pursuant to the terms of the Servicing Agreement, then the LLP and/or the Security Trustee will be entitled to terminate the appointment of the Servicer and appoint a new servicer in its place. There can be no assurance that a substitute servicer with sufficient experience of administering mortgages of residential properties would be found who would be willing and able to service the Mortgage Loans on the terms of the Servicing Agreement. In addition, as described below, any substitute servicer may be required to be authorised under the FSMA once mortgage administration becomes a regulated activity. The ability of a substitute servicer to perform fully the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect the realisable value of the Portfolio or any part thereof, and/or the ability of the LLP to make payments under the Covered Bond Guarantee. However, if the Servicer ceases to be assigned a long-term unsecured, unguaranteed and unsubordinated debt obligation rating by Moody's of at least Baa3 or by Standard & Poor's of at least BBB- or by Fitch of at least BBB- it will use reasonable efforts to enter into a master servicing agreement with a third party.

The Servicer has no obligation itself to advance payments that Borrowers fail to make in a timely fashion. Covered Bondholders will have no right to consent to or approve of any actions taken by the Servicer under the Servicing Agreement.

Neither the Security Trustee nor the Bond Trustee is obliged in any circumstances to act as a servicer or to monitor the performance by the Servicer of its obligations.

Reliance on Swap Providers

To provide a hedge against possible variances in the rates of interest payable on the Mortgage Loans in the Portfolio (which may, for instance, include variable rates of interest, discounted rates of interest, fixed rates of interest or rates of interest which track a base rate) and LIBOR for three month Sterling deposits, the LLP has entered into the Interest Rate Swap Agreement with the Interest Rate Swap Provider. In addition, to provide a hedge against interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swaps and amounts payable by the LLP on the outstanding Term Advances or (following service on the LLP of a Notice to Pay) under the Covered Bond Guarantee in respect of the Covered Bonds, the LLP will enter into a Covered Bond Swap Agreement where relevant in respect of a Series of Covered Bonds with a Covered Bond Swap Provider.

If the LLP fails to make timely payments of amounts due under any Swap Agreement, then it will have defaulted under that swap. A Swap Provider is only obliged to make payments to the LLP as long as the LLP complies with its payment obligations under the relevant Swap Agreement. If the Swap Provider is not obliged to make payments or if it defaults in its obligations to make payments of amounts in the relevant currency equal to the full amount to be paid to the LLP on the payment date under the Swap Agreements, the LLP will be exposed to changes in the relevant currency exchange rates to Sterling and to any changes in the relevant rates of interest. Unless a replacement swap is entered into, the LLP may have insufficient funds to make payments under the Intercompany Loan Agreement or Covered Bond Guarantee.

If a Swap terminates, then the LLP may be obliged to make a termination payment to the relevant Swap Provider. There can be no assurance that the LLP will have sufficient funds available to make a termination payment under the relevant Swap Agreement, nor can there be any assurance that the LLP will be able to enter into a replacement swap agreement, or if one is entered into, that the credit rating of the replacement swap counterparty will be sufficiently high to prevent a downgrade of the then current ratings of the Covered Bonds by the Rating Agencies.

If the LLP is obliged to pay a termination payment under any Swap Agreement, such termination payment will rank ahead of amounts due on the Covered Bonds (in respect of the Interest Rate Swap) and *pari passu* with amounts due on the Covered Bonds (in respect of the Covered Bond Swaps), except where default by, or downgrade of, the relevant Swap Provider has caused the relevant Swap to terminate. The obligation to pay a termination payment may adversely affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Differences in timings of obligations of the LLP and the Covered Bond Swap Provider under the Covered Bond Swaps

With respect to the Covered Bond Swaps, the LLP will pay a monthly amount, on each LLP Payment Date, to each Covered Bond Swap Provider based on LIBOR for three month Sterling deposits. Each Covered Bond Swap Provider will not be obliged to make corresponding swap payments to the LLP under a Covered Bond Swap for up to twelve months until amounts are due and payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay on the LLP) or are Due for Payment under the Covered Bond Guarantee (after the service of a Notice to Pay on the LLP). If a Covered Bond Swap Provider does not meet its payment obligations to the LLP under the relevant the Covered Bond Swap and such Covered Bond Swap Provider does not make a termination payment that has become due from it to the LLP, the LLP may have a larger shortfall in funds with which to make payments under the Covered Bond Guarantee with respect to the Covered Bonds than if the Covered Bond Swap Provider's payment obligations coincided with LLP's payment obligations under the Covered Bond Guarantee. Hence, the difference in timing between the obligations of the LLP and the Covered Bond Swap Providers under the Covered Bond Swaps may affect the LLP's ability to make payments under the Covered Bond Guarantee with respect to the Covered Bonds.

Limited description of the Portfolio

Covered Bondholders will not receive detailed statistics or information in relation to the Mortgage Loans in the Portfolio, because it is expected that the constitution of the Portfolio will frequently change due to, for instance:

- the Seller selling Mortgage Loans and their Related Security (or New Mortgage Loan Types and their Related Security) to the LLP;
- New Sellers acceding to the Transaction and selling Mortgage Loans and their Related Security (or New Mortgage Loan Types and their Related Security) to the LLP; and
- the Seller repurchasing Mortgage Loans and their Related Security in accordance with the Mortgage Sale Agreement.

There is no assurance that the characteristics of the New Mortgage Loans assigned to the LLP on a Transfer Date will be the same as those Mortgage Loans in the Portfolio as at that Transfer Date. However, each Mortgage Loan will be required to meet the Eligibility Criteria and the Representations and Warranties set out in the Mortgage Sale Agreement – see *Summary of the Principal Documents – Mortgage Sale Agreement – Sale by the Seller of Mortgage Loans and Related Security* (although the Eligibility Criteria and Representations and Warranties may change in certain circumstances – see *The Bond Trustee and the Security Trustee may agree to modifications to the Transaction Documents without, respectively, the Covered Bondholders' or Secured Creditors' prior consent above*). In addition, the Asset Coverage Test is intended to ensure that the Adjusted Aggregate Mortgage Loan Amount is an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds for so long as Covered Bonds remain outstanding and the Cash Manager will provide monthly reports that will set out certain information in relation to the Asset Coverage Test.

Scottish and Northern Irish Mortgage Loans

It should be noted that Mortgage Loans and their Related Security governed by Scots law and relating to Scottish properties will be included in the Portfolio on the First Transfer Date and may also be sold to the LLP in the future. It is also intended to add Mortgage Loans and their Related Security governed by Northern Irish law and relating to Northern Irish properties in the future. The consent of Covered Bondholders will not be obtained in relation to any changes required to the Transaction Documents in order to include Northern Irish Mortgage Loans in the Portfolio.

Fixed charges may take effect under English law as floating charges

Pursuant to the terms of the Deed of Charge, the LLP has purported to grant fixed charges over, amongst other things, its interests in the English Mortgage Loans and their Related Security, the Substitution Assets and its rights and benefits in the LLP Accounts and all Authorised Investments purchased from time to time.

The law in England and Wales relating to the characterisation of fixed charges is unsettled. The fixed charges purported to be granted by the LLP (other than by way of assignment in security) may take effect under English law as floating charges only, if, for example, it is determined that the Security Trustee does not exert sufficient control over the Charged Property for the security to be said to "fix" over those assets. If the charges take effect as floating charges instead of fixed charges, then, as a matter of law, certain claims would have priority over the claims of the Security Trustee in respect of the floating charge assets. In particular, the expenses of any winding up or administration, and the claims of any preferential creditors, would rank ahead of the claims of the Security Trustee in this regard. The Enterprise Act 2002 abolished the preferential status of certain Crown debts (including the claims of the United Kingdom tax authorities). However, certain employee claims (in respect of contributions to pension schemes and wages) still have preferential status. In this regard, it should be noted that the LLP has agreed in the Transaction Documents not to have any employees.

In addition, any administrative receiver, administrator or liquidator appointed in respect of the LLP will be required to set aside the prescribed percentage or percentages of the floating charge realisations in respect of the floating charges contained in the Deed of Charge (as described in more detail above under *Changes in Law – Enterprise Act 2002*).

Maintenance of Portfolio

Asset Coverage Test: Pursuant to the terms of the Mortgage Sale Agreement, the Seller will agree to use all reasonable efforts to transfer Mortgage Loans and their Related Security to the LLP in order to ensure that the Portfolio is in compliance with the Asset Coverage Test. In consideration thereof, the Seller will receive a combination of (i) a cash payment paid by the LLP

and/or (ii) being treated as having made a Capital Contribution to the LLP (in an amount up to the difference between the Current Balance of the Mortgage Loans sold by the Seller to the LLP as at the relevant Transfer Date and the cash payment (if any) paid by the LLP for such Mortgage Loans) and (iii) Deferred Consideration.

Alternatively, Northern Rock (in its capacity as Member of the LLP) may make a Cash Capital Contribution to the LLP pursuant to the LLP Deed in order to ensure that the LLP is in compliance with the Asset Coverage Test. If a breach of the Asset Coverage Test occurs which is not cured on the next Calculation Date this would constitute an Issuer Event of Default. There is no specific recourse by the LLP to the Seller in respect of the failure to sell Mortgage Loans and their Related Security to the LLP nor is there any specific recourse to Northern Rock if it does not make Cash Capital Contributions to the LLP.

Amortisation Test: Pursuant to the LLP Deed, the LLP and Northern Rock (in its capacity as a Member of the LLP) must ensure that on each Calculation Date following service of a Notice to Pay on the LLP but prior to the service of an LLP Acceleration Notice, the Amortisation Test Aggregate Mortgage Loan Amount is in an amount at least equal to the aggregate Sterling Equivalent of the Principal Amount Outstanding under the Covered Bonds. The Amortisation Test is intended to ensure that the assets of the LLP do not fall below a certain threshold to ensure that the assets of the LLP are sufficient to meet its obligations under the Covered Bond Guarantee.

If the collateral value of the Portfolio has not been maintained in accordance with the terms of the Asset Coverage Test or the Amortisation Test, then that may affect the realisable value of the Portfolio or any part thereof (both before and after the occurrence of an LLP Event of Default) and/or the ability of the LLP to make payments under the Covered Bond Guarantee.

Prior to the occurrence of an Issuer Event of Default, the Asset Monitor will, subject to receipt of the relevant information from the Cash Manager, test the calculations performed by the Cash Manager in respect of the Asset Coverage Test once each year on the Calculation Date immediately prior to each anniversary of the Programme Date and more frequently in certain circumstances. Following the occurrence of an Issuer Event of Default, the Asset Monitor will be required to test the calculations performed by the Cash Manager in respect of the Amortisation Test. See further *Summary of the Principal Documents – Asset Monitor Agreement.*

The Security Trustee shall not be responsible for monitoring compliance with, nor the monitoring of, the Asset Coverage Test or the Amortisation Test or any other test, or supervising the performance by any other party of its obligations under any Transaction Document.

Sale of Selected Mortgage Loans and their Related Security following the occurrence of an Issuer Event of Default

If a Notice to Pay is served on the LLP, then the LLP will be obliged to sell Selected Mortgage Loans and their Related Security (selected on a random basis) in order to make payments to the LLP's creditors including payments under the Covered Bond Guarantee (see *Summary of the Principal Documents – LLP Deed – Sale of Selected Mortgage Loans and their Related Security following an Issuer Event of Default*).

There is no guarantee that a buyer will be found to acquire Selected Mortgage Loans and their Related Security at the times required and there can be no guarantee or assurance as to the price which may be able to be obtained, which may affect payments under the Covered Bond Guarantee. However, the Selected Mortgage Loans may not be sold by the LLP for less than an amount equal to the Adjusted Required Redemption Amount for the relevant Series of Covered Bonds until six months prior to the Final Maturity Date in respect of such Covered Bonds or (if the same is specified as applicable in the relevant Final Terms) the Extended Due for Payment Date under the Covered Bond Guarantee in respect of such Covered Bonds. In the six months prior to, as applicable, the Final Maturity Date or Extended Due for Payment Date, the LLP is obliged to sell the Selected Mortgage Loans for the best price reasonably available notwithstanding that such price may be less than the Adjusted Required Redemption Amount.

Realisation of Charged Property following the occurrence of an LLP Event of Default

If an LLP Event of Default occurs and an LLP Acceleration Notice is served on the LLP, then the Security Trustee will be entitled to enforce the Security created under and pursuant to the Deed of Charge and the proceeds from the realisation of the Charged Property will be applied by

the Security Trustee towards payment of all secured obligations in accordance with the Post-Enforcement Priority of Payments described in Cashflows below.

There is no guarantee that the proceeds of realisation of the Charged Property will be in an amount sufficient to repay all amounts due to the Secured Creditors (including the Covered Bondholders) under the Covered Bonds and the Transaction Documents.

If an LLP Acceleration Notice is served on the LLP then the Covered Bonds may be repaid sooner or later than expected or not at all.

Factors that may affect the realisable value of the Portfolio or any part thereof or the ability of the LLP to make payments under the Covered Bond Guarantee

Following the occurrence of an Issuer Event of Default, the service on the Issuer of an Issuer Acceleration Notice and the service on the LLP of a Notice to Pay, the realisable value of Selected Mortgage Loans and their Related Security comprised in the Portfolio may be reduced (which may affect the ability of the LLP to make payments under the Covered Bond Guarantee) by:

- no representations or warranties being given by the LLP or (unless otherwise agreed with the Seller) the Seller;
- default by Borrowers of amounts due on their Mortgage Loans;
- the Mortgage Loans of New Sellers being included in the Portfolio;
- changes to the lending criteria of the Seller;
- the LLP not having legal title to the Mortgage Loans in the Portfolio;
- set-off risks in relation to some types of Mortgage Loans in the Portfolio;
- limited recourse to the Seller;
- possible regulatory changes by the Office of Fair Trading, the Financial Services Authority and other regulatory authorities;
- the impact of the Financial Services (Distance Marketing) Regulations 2004, the impact of Unfair Terms in Consumer Contracts Regulations 1994 and 1999, the Financial Ombudsman Service, the impact of the Unfair Commercial Practices Directive 2005, the impact of the Basel Capital Requirements Directive and the impact of limited liability partnerships; and
- the impact of the Pensions Act 2004.

Each of these factors is considered in more detail below. However, it should be noted that the Asset Coverage Test, the Amortisation Test and the Eligibility Criteria are intended to ensure that there will be an adequate amount of Mortgage Loans in the Portfolio and moneys standing to the credit of the GIC Account to enable the LLP to repay the Covered Bonds following an Issuer Event of Default, service of an Issuer Acceleration Notice on the Issuer and service of a Notice to Pay on the LLP and accordingly it is expected (but there is no assurance) that Selected Mortgage Loans and their Related Security could be realised for sufficient values to enable the LLP to meet its obligations under the Covered Bond Guarantee.

No representations or warranties to be given by the LLP or the Seller if Selected Mortgage Loans and their Related Security are to be sold

Following the occurrence of an Issuer Event of Default, service on the Issuer of an Issuer Acceleration Notice and service on the LLP of a Notice to Pay, the LLP will be obliged to sell Selected Mortgage Loans and their Related Security to third party purchasers, subject to a right of pre-emption enjoyed by the Seller pursuant to the terms of the Mortgage Sale Agreement (see *Summary of the Principal Documents – LLP Deed – Method of Sale of Selected Mortgage Loans and their Related Security*). In respect of any sale of Selected Mortgage Loans and their Related Security to third parties, however, the LLP will not be permitted to give warranties or indemnities in respect of those Selected Mortgage Loans and their Related Security (unless expressly permitted to do so by the Security Trustee). There is no assurance that the Seller would give any warranties or representations in respect of the Selected Mortgage Loans and their Related Security. Any Representations or Warranties previously given by the Seller in respect of the Mortgage Loans in the Portfolio may not have value for a third party purchaser if the Seller is then insolvent. Accordingly, there is a risk that the realisable value of the Selected Mortgage Loans and their Related Security could be adversely affected by the lack of representations and warranties which in

turn could adversely affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Default by Borrowers in paying amounts due on their Mortgage Loans

Borrowers may default on their obligations due under the Mortgage Loans. Defaults may occur for a variety of reasons. The Mortgage Loans are affected by credit, liquidity and interest rate risks. Various factors influence mortgage delinquency rates, prepayment rates, repossession frequency and the ultimate payment of interest and principal, such as changes in the national or international economic climate, regional economic or housing conditions, changes in tax laws, interest rates, inflation, the availability of financing, yields on alternative investments, political developments and government policies. Other factors in Borrowers' individual, personal or financial circumstances may affect the ability of Borrowers to repay the Mortgage Loans. Loss of earnings, illness, divorce and other similar factors may lead to an increase in delinquencies by and bankruptcies of Borrowers, and could ultimately have an adverse impact on the ability of Borrowers to repay the Mortgage Loans. In addition, the ability of a Borrower to sell a property given as security for a Mortgage Loan at a price sufficient to repay the amounts outstanding under that Mortgage Loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values in general at the time.

The Current Balance of any Defaulted Mortgage Loans in the Portfolio will be given a reduced weighting for the purposes of any calculation of the Asset Coverage Test and the Amortisation Test.

The Mortgage Loans of New Sellers may be included in the Portfolio

New sellers which are members of the Northern Rock Group, may in the future accede to the Programme and sell loans and their related security to the LLP. However, this would only be permitted if the conditions precedent relating to New Sellers acceding to the Transaction (more fully described under *Summary of the Principal Documents – Mortgage Sale Agreement – New Sellers,* below) are met. Provided that those conditions are met, the consent of Covered Bondholders to the accession of any New Seller to the Programme will not be obtained.

Any loans originated by a New Seller will have been originated in accordance with the lending criteria of the New Seller, which may differ from the Lending Criteria of Mortgage Loans originated by the Seller. If the lending criteria differ in a way that affects the credit worthiness of the loans in the Portfolio, that may lead to increased defaults by borrowers and may affect the realisable value of the Portfolio or any part thereof or the ability of the LLP to make payments under the Covered Bond Guarantee. As noted above, however, Defaulted Mortgage Loans in the Portfolio will be given a reduced weighting for the purposes of the calculation of the Asset Coverage Test.

Changes to the Lending Criteria of the Seller

Each of the Mortgage Loans originated by the Seller will have been originated in accordance with its Lending Criteria at the time of origination. It is expected that the Seller's Lending Criteria will generally consider type of property, term of loan, age of applicant, the loan-to-value ratio, status of applicants and credit history. In the event of the sale or transfer of any Mortgage Loans and Related Security to the LLP, the Seller will warrant only that such Mortgage Loans and Related Security were originated in accordance with the Seller's Lending Criteria applicable at the time of origination. The Seller retains the right to revise its Lending Criteria from time to time. If the Lending Criteria change in a manner that affects the creditworthiness of the Mortgage Loans, that may lead to increased defaults by Borrowers and may affect the realisable value of the Portfolio, or part thereof, and the ability of the LLP to make payments under the Covered Bond Guarantee. As noted above, however, Defaulted Mortgage Loans in the Portfolio will be given a reduced weighting for the purposes of the calculation of the Asset Coverage Test and the Amortisation Test.

The LLP does not have legal title to the Mortgage Loans in the Portfolio on the relevant Transfer Date

The sale by the Seller to the LLP of English Mortgage Loans and their Related Security will take effect by way of an equitable assignment. The sale by the Seller to the LLP of Scottish Mortgage Loans and their Related Security will be given effect by way of Scottish Declarations of Trust under which the beneficial interest in the Scottish Mortgage Loans and their Related Security will be transferred to the LLP. As a result, legal title to English Mortgage Loans and their Related Security and Scottish Mortgage Loans and their Related Security will remain with the Seller. The

LLP, however, will have the right to demand that the Seller give it legal title to the Mortgage Loans and the Related Security in the circumstances described in *Summary of the Principal Documents – Mortgage Sale Agreement – Transfer of title to the Mortgage Loans to the LLP* and until such right arises the LLP will not give notice of the sale of the English Mortgage Loans and their Related Security to any Borrower or apply to H.M. Land Registry or the Central Land Charges Registry to register or record its equitable interest in the Mortgage Loans and their Related Security or take any steps to perfect its title to the Scottish Mortgage Loans and their Related Security.

Since the LLP has not obtained legal title to the Mortgage Loans or their Related Security and has not protected its interest in the Mortgage Loans and their Related Security by registration of a notice at H.M. Land Registry, the following risks exist:

- first, if the Seller wrongly sells a Mortgage Loan and its Related Security, which has already been sold to the LLP, to another person and that person acted in good faith and did not have notice of the interests of the LLP in the Mortgage Loan and its Related Security, then such person might obtain good title to the Mortgage Loan and its Related Security, free from the interests of the LLP. If this occurred then the LLP would not have good title to the affected Mortgage Loan and its Related Security and it would not be entitled to payments by a Borrower in respect of that Mortgage Loan. However, the risk of third party claims obtaining priority to the interests of the LLP would be likely to be limited to circumstances arising from a breach by the Seller of its contractual obligations or fraud, negligence or mistake on the part of the Seller or the LLP or their respective personnel or agents;
- second, the rights of the LLP may be subject to the rights of the Borrowers against the Seller, such as rights of set-off, which occur in relation to transactions or deposits made between Borrowers and the Seller, and the rights of Borrowers to redeem their mortgages by repaying the Mortgage Loans directly to the Seller; and
- third, unless the LLP has perfected the assignment of the Mortgage Loans (which it is only entitled to do in certain circumstances), the LLP would not be able to enforce any Borrower's obligations under a Mortgage Loan or Mortgage itself but would have to join the Seller as a party to any legal proceedings.

If any of the risks described in the first two bullet points above were to occur then the realisable value of the Portfolio or any part thereof and/or the ability of the LLP to make payments under the Covered Bond Guarantee may be affected.

Once notice has been given to the Borrowers of the assignment or assignation (as appropriate) of the Mortgage Loans and their Related Security to the LLP, independent set-off rights which a Borrower has against the Seller (such as, for example, set-off rights associated with Borrowers holding deposits with Seller) will crystallise and further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice. Set-off rights arising under "transaction set-off" (which are set-off claims arising out of a transaction connected with the Mortgage Loan) will not be affected by that notice and will continue to exist. In relation to potential transaction set-off in respect of the Mortgage Loans, see the following Risk Factor.

It should be noted however, that the Asset Coverage Test seeks to take account of the potential set-off risk associated with Borrowers holding deposits with the Seller (although there is no assurance that all such risks will be accounted for). Further, for so long as the LLP does not have legal title, the Seller will undertake for the benefit of the LLP and the Secured Creditors that it will lend its name to, and take such other steps as may be reasonably required by the LLP and/ or the Security Trustee in relation to, any legal proceedings in respect of the Mortgage Loans and their Related Security.

Set-off risks in relation to some types of Mortgage Loans may adversely affect the value of the Portfolio or any part thereof

As described in the immediately preceding risk factor, the sale by the Seller to the LLP of English Mortgage Loans will be given effect by an equitable assignment, with each sale of Scottish Mortgage Loans being given effect by a Scottish Declaration of Trust. As a result, legal title to both the English Mortgage Loans and the Scottish Mortgage Loans and their Related Security sold by the Seller to the LLP will remain with the Seller. Therefore, the rights of the LLP may be subject to the direct rights of the Borrowers against the Seller, including rights of set-off existing prior to

notification to the Borrowers of the assignment or assignation (as appropriate) of the Mortgage Loans. Some of the Mortgage Loans in the Portfolio may have increased risks of set-off, because the Seller is required to make payments under them to the Borrowers. For instance:

- under a Flexible Mortgage Loan, Borrowers are permitted (subject to certain conditions which may, in some circumstances, require notification and/or consent of the Seller) to make, among other things, further drawings on the Mortgage Loan Account and/or to overpay or underpay interest and principal in a given month and/or to take a Payment Holiday (as defined below). Any further drawings under Flexible Mortgage Loans (referred to as "Re-draws") will be funded solely by the Seller;
- under a Together Connections Mortgage Loan or Connections Mortgage Loan, which is another type of Flexible Mortgage Loan, the Borrower may link one or more deposit or current account(s) that are held with the Seller to the Mortgage Loan; and
- under a Personal Secured Loan, the Borrower has the benefit of a loan secured on the same property that secures the Borrower's existing Mortgage Loan. A Personal Secured Loan is, however, secured by means of a separate mortgage and is governed by separate terms and conditions. Some Personal Secured Loans permit the Borrower to draw additional amounts in aggregate up to the fixed amount of credit under the terms of the Mortgage Conditions at the inception of such Personal Secured Loan. Such draws under a Personal Secured Loan are collectively referred to as Further Draws. Such Further Draws will be funded by the Seller.

New products offered by the Seller in the future may have similar characteristics involving payments due by the Seller to the Borrower.

If the Seller fails to advance the Re-draw or Further Draw in accordance with the relevant Mortgage Loan or fails to advance any drawing requested under an unsecured loan linked to a Together Connections Mortgage Loan, then the relevant Borrower may set off any damages claim arising from the Seller's breach of contract against the Seller's (and, as equitable assignee of or holder of the beneficial interest in the Mortgage Loans and the Mortgages, the LLP's) claim for payment of principal and/or interest under the Flexible Mortgage Loan or Personal Secured Loan as and when it becomes due. In addition, a Borrower under a Personal Secured Loan may attempt to set off any such damages claim against the Seller's claim for payment of principal and/or interest under any other Mortgage Loan which the Borrower has with the Seller. Such set-off claims, together with the set-off claim associated with the Borrower holding a credit balance with the Seller linked to a Together Connections Mortgage Loan or Connections Mortgage Loan, will constitute transaction set-off as described in the immediately preceding risk factor.

The amount of the claim in respect of a Re-draw or Further Draw will, in many cases, be the cost to the Borrower of finding an alternative source of funds. The Borrower may obtain a mortgage loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the Borrower is unable to obtain an alternative mortgage loan, he or she may have a claim in respect of other losses arising from the Seller's breach of contract where there are special circumstances communicated by the Borrower to the Seller at the time the Borrower entered into the Mortgage or which otherwise were reasonably foreseeable.

A Borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim. In that case, the Servicer will be entitled to take enforcement proceedings against the Borrower although the period of non-payment by the Borrower is likely to continue until a judgment is obtained.

Further, there may be circumstances in which:

- a Borrower may seek to argue that amounts comprised in the current balance of Mortgage Loans as a consequence of previous Re-draws or Further Draws are unenforceable by virtue of non-compliance with the CCA;
- a Borrower may seek to argue that Personal Secured Loans may be unenforceable or unenforceable without a court order because of non-compliance with the CCA; or
- certain Re-draws or Further Draws may rank behind liens created by a Borrower after the date upon which the Borrower entered into its Mortgage with the Seller.

The exercise of set-off rights by Borrowers may adversely affect the realisable value of the Portfolio and/or the ability of the LLP to make payments under the Covered Bond Guarantee. The Asset Coverage Test seeks to take account of the set-off risk including any set-off risk relating to Flexible Mortgage Loans in the Portfolio (although there is no assurance that such risks will be accounted for).

Limited recourse to the Seller

The LLP, the Bond Trustee and the Security Trustee will not undertake any investigations, searches or other actions on any Mortgage Loan or its Related Security and will rely instead on the Representations and Warranties given in the Mortgage Sale Agreement by the Seller in respect of the Mortgage Loans sold by them to the LLP.

If any Mortgage Loan sold by the Seller does not materially comply with any of the Representations and Warranties made by the Seller as at the Transfer Date of that Mortgage Loan, then the Seller will be required to remedy the breach within 20 Business Days of the Seller becoming aware of the same or of receipt by it of a notice from the LLP requiring the Seller to remedy the breach.

If the Seller fails to remedy the breach of a Representation and Warranty within 20 Business Days, then the Seller will be required (but only prior to the occurrence of an Issuer Event of Default) to repurchase on or before the next following Calculation Date (or such other date that may be agreed between the LLP and the Seller) the relevant Mortgage Loan and its Related Security and any other Mortgage Loans (including Personal Secured Loans) of the relevant Borrower that are included in the Portfolio, at their Current Balance as of the date of repurchase.

There can be no assurance that the Seller will have the financial resources to repurchase a Mortgage Loan or Mortgage Loans and its or their Related Security. However, if the Seller does not repurchase those Mortgage Loans and their Related Security which are in breach of the Representations and Warranties then the Current Balance of those Mortgage Loans will be excluded from the calculation of the Asset Coverage Test. There is no further recourse to the Seller or the Issuer in respect of a breach of a Representation or Warranty.

Regulatory changes by the Office of Fair Trading, the Financial Services Authority and any other regulatory authorities

In the United Kingdom, the Office of Fair Trading (the **OFT**) is responsible for the issue of licences under, and the superintendence of the working and enforcement of, the CCA, related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take action when necessary with regard to the mortgage market in the United Kingdom.

Currently, a credit agreement is regulated by the CCA where: (a) the borrower is a sole trader or includes an individual, sole trader or partnership; (b) the amount of "credit" as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after 1st May, 1998, or lower amounts for credit agreements made before that date; and (c) the credit agreement is not an exempt agreement under the CCA (for example, it is intended that a Regulated Mortgage Contract under the FSMA (as defined below) is an exempt agreement under the CCA).

Any credit agreement that is wholly or partly regulated by the CCA has to comply with requirements under the CCA as to licensing of lenders and brokers, documentation and procedures of credit agreements, and (in so far as applicable) pre-contract disclosure. If it does not comply with those requirements, then to the extent that the credit agreement is regulated by the CCA, it is unenforceable against the borrower: (a) without an order of the OFT, if the lender or any broker does not hold the required licence at the relevant time; (b) totally, if the form to be signed by the borrower is not signed by the borrower personally or omits or mis-states a "prescribed term" (namely, the amount of credit rate of interest and relevant repayment information); or (c) without a court order in other cases and, in exercising its discretion whether to make the order, the court would take into account any prejudice suffered by the borrower and any culpability of the lender.

There is a risk that any credit agreement intended to be a Regulated Mortgage Contract under the FSMA or unregulated might instead be wholly or partly regulated by the CCA because of a mis-application of technical rules on:

(a) determining whether any credit under the CCA arises, or whether the financial limit of the CCA is exceeded; (b) determining whether the credit agreement is an exempt agreement under the CCA; and, (c) changes to credit agreements.

A court order under Section 126 of the CCA is necessary to enforce a land mortgage or (in Scotland) a standard security securing a credit agreement to the extent that the credit agreement is regulated by the CCA. In dealing with such application, the court has the power, if it appears just to do so, to amend the credit agreement or to impose conditions upon its performance or to make a time order (for example, giving extra time for arrears to be cleared).

In November 2002, the UK Department of Trade and Industry (the **DTI**) announced its intention that a credit agreement will be regulated by the CCA where, for credit agreements made after this change is implemented: (a) the borrower an individual, sole trader or partnerships of three partners or fewer); (b) irrespective of the amount of credit (although in July 2003, the DTI announced its intention that the financial limit will remain for agreements entered into by the borrower for wholly or predominantly business purposes) and the Bill is also to introduce an exemption for lending to high net worth individuals; and (c) the credit agreement is not an exempt agreement. In December 2003, the DTI published a White Paper proposing amendments to the CCA and to secondary legislation made under it.

In June 2004, secondary legislation was made on: (a) amending requirements as to documentation of credit agreements, coming into force on 31st May, 2005, or 31st August, 2005 for agreements given to the borrower for signature but not made before 31st May, 2005; (b) pre-contract disclosure, coming into force on 31st May, 2005; and (c) replacing the formula for calculating the maximum amount payable on early settlement with a formula more favourable to the borrower, coming into force on 31st May, 2005 for new agreements or on 31st May, 2007 or 31st May, 2010 (depending on the term of the agreement) for agreements existing before 31st May, 2005.

In December 2004, the UK Parliament published a Consumer Credit Bill (the **Bill**) proposing to amend the CCA by, among other things: (a) changing the definition of a credit agreement regulated by the CCA to that announced by the DTI as described above; and (b) repealing the rule that, to the extent that a credit agreement is regulated by the CCA or treated as such, it may be unenforceable totally. If these changes are enacted, then any credit agreement, with a relevant borrower that is made or changed such that a new contract is entered into after this time, other than a Regulated Mortgage Contract under the FSMA or other exempt agreement under the CCA, will be regulated by the CCA. Such credit agreement will have to comply with requirements under the CCA as described above and, if it does not comply, it will be unenforceable without an order of the OFT or without a court order, as described above.

The Bill also proposed to amend the CCA by: (a) strengthening the licensing regime; (b) changing the grounds for challenging a credit agreement, from "extortionate credit bargain", to "unfair credit relationship" between the lender and the borrower, with retrospective effect on certain existing agreements after a transitional period (which is expected to be one year from the date the new rules comes into force); and (c) extending the jurisdiction of the Ombudsman (as described below) to licence holders under the CCA. The Bill lapsed with the dissolution of Parliament on 11th April, 2005 but was re-introduced in Parliament on 18th May, 2005 in similar form. The Bill could be enacted as soon as late in 2005, although the resulting amendments to the CCA would come into force on such days as the Secretary of State for Trade and Industry may appoint. Further proposals in relation to secondary legislation made under the CCA are expected at an unspecified time.

The Seller has interpreted certain technical rules under the CCA in a way common with many other lenders in the mortgage market. If such interpretation were held to be incorrect by a court or the Ombudsman, then a credit agreement, to the extent that it is regulated by the CCA or treated as such, would be unenforceable as described above. If such interpretation were challenged by a significant number of borrowers, then this could lead to significant disruption and shortfall in the assets available to the Security Trustee on enforcement. Court decisions have been made on technical rules under the CCA against certain mortgage lenders, but such decisions are very few and are generally county court decisions not binding on other courts.

The Seller has given or, as applicable, will give warranties to the Security Trustee in the Mortgage Sale Agreement that, among other things, the Current Balance on each Mortgage Loan and its Related Security is enforceable (subject to certain exceptions). If a Mortgage Loan or its

Related Security does not comply with these warranties, and if the default cannot be or is not cured within 28 London Business Days, then the Seller will be required to repurchase the Mortgage Loans under the relevant mortgage account and their Related Security from the Security Trustee.

In the United Kingdom, regulation of residential mortgage business by the FSA under the Financial Services and Markets Act 2000 (the **FSMA**) came into force on 31st October, 2004, the date known as "**N(M)**". Entering into, arranging or advising in respect of, and administering Regulated Mortgage Contracts, and agreeing to do any of these things, are (subject to applicable exemptions) regulated activities under the FSMA.

A credit agreement is a **Regulated Mortgage Contract** under the FSMA if, at the time it is entered into on or after N(M): (a) the borrower is an individual or trustee; (b) the contract provides for the obligation of the borrower to repay to be secured by a first legal mortgage or, in Scotland, a first ranking standard security on land (other than timeshare accommodation) in the UK; and (c) at least 40 per cent. of that land is used, or is intended to be used, as or in connection with a dwelling by the borrower or (in case of credit provided to trustees) by an individual who is a beneficiary of the trust, or by a "related person" (broadly, the person's spouse, near relative or a person which whom the borrower has a relationship which is characteristic of a spouse).

The main effects are that, unless an exclusion or exemption applies: (a) each entity carrying on a regulated mortgage activity has to hold authorisation and permission from the FSA to carry on that activity; and (b) generally, each financial promotion in respect of an agreement relating to qualifying credit has to be issued or approved by a person holding authorisation and permission from the FSA. It should be noted that the definition of a "qualifying credit" is broader than that of "regulated mortgage contract" and may include mortgages regulated by the CCA. If requirements as to authorisation and permission of lenders and brokers or as to the issue and approval of financial promotions are not complied with, a Regulated Mortgage Contract will be unenforceable against the borrower although a court may enforce the agreement if it considers it just and equitable to do so. An unauthorised person who administers a Regulated Mortgage Contract entered into on or after N(M) may commit a criminal offence, but this will not render the contract unenforceable against the borrower.

Any credit agreement intended to be a Regulated Mortgage Contract under the FSMA might instead be wholly or partly regulated by the CCA, or unregulated, and any credit agreement intended to be unregulated might instead be a Regulated Mortgage Contract under the FSMA, because of technical rules on: (a) determining whether the credit agreement or any part of it falls within the definition of Regulated Mortgage Contract; and (b) changes to credit agreements.

The Seller is required to hold, and holds, authorisation and permission to enter into and to administer and, where applicable, to advise in respect of Regulated Mortgage Contracts. Subject to any exemption, brokers will be required to hold authorisation and permission to arrange and, where applicable, to advise in respect of Regulated Mortgage Contracts.

The LLP and Security Trustee are not and do not propose to-be authorised persons under the FSMA with respect to Regulated Mortgage Contracts and related activities. The LLP and Security Trustee do not require authorisation in order to acquire legal or beneficial title to a Regulated Mortgage Contract. The LLP and Security Trustee do not carry on the regulated activity of administering in relation to Regulated Mortgage Contracts by having them administered pursuant to an administration agreement by an entity having the required FSA authorisation and permission. In addition, on and after N(M) no variation has been or will be made to the Loans and no Further Advance or Product Switch has been or will be made in relation to a Mortgage Loan, where it would result in the LLP or the Security Trustee arranging or advising in respect of, administering or entering into a Regulated Mortgage Contract or agreeing to carry on any of these activities, if the LLP or the Security Trustee would be required to be authorised under the FSMA to do so.

The FSA Mortgages: Conduct of Business Sourcebook (**MCOB**), which sets out the FSA's rules for regulated mortgage activities, came into force on 31st October, 2004. These rules cover, *inter alia*, certain pre-origination matters such as financial promotion and pre-application illustrations, pre-contract and start-of-contract and post-contract disclosure, contract changes, charges, and arrears and repossessions. FSA rules for prudential and authorisation requirements for mortgage firms and for extending the appointed representatives regime to mortgages, also came into force on 31st October, 2004.

A borrower who is a private individual is entitled to claim damages for loss suffered as a result of any contravention by an authorised person of an FSA rule, and may set-off the amount of

the claim against the amount owing by the borrower under the loan or any other loan that the borrower has taken (or exercise analogous rights in Scotland). Any such set-off in respect of the Mortgage Loans may adversely affect the LLP's ability to make payments on the Covered Bond Guarantee.

So as to avoid dual regulation, it is intended that Regulated Mortgage Contracts will not be regulated by the CCA. This exemption only affects credit agreements made on or after N(M), and credit agreements made before N(M) but subsequently changed such that a new contract is entered into on or after N(M) and constitutes a Regulated Mortgage Contract. A court order under section 126 of the CCA is, however, necessary to enforce a land mortgage or (in Scotland) a standard security securing a Regulated Mortgage Contract to the extent that it would, apart from this exemption, be regulated by the CCA or be treated as such.

No assurance can be given that additional regulatory changes by the OFT, the FSA or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the Seller's particular sector in that market or specifically in relation to the Seller. Any such action or developments or compliance costs may have a material adverse effect on the Issuer, the LLP, the Servicer, the Security Trustee and their respective businesses and operations. This may adversely affect the Issuer's ability to make payments in full on the Covered Bonds when due and/or the LLP's ability to make payment in full under the Covered Bond Guarantee when due.

Prior to N(M), in the United Kingdom, self-regulation of mortgage business existed under the Mortgage Code (the **CML Code**) issued by the Council of Mortgage Lenders (the **CML**). The Seller subscribed to the CML Code and on and from N(M), as an authorised person, has been subject to the FSA requirements in MCOB. Membership of the CML and compliance with the CML Code were voluntary. The CML Code set out minimum standards of good mortgage business practice, from marketing to lending procedures and dealing with borrowers experiencing financial difficulties. Since 30th April, 1998 lender-subscribers to the CML Code could not accept mortgage business introduced by intermediaries who were not registered with (before 1st November, 2000) the Mortgage Code Register of Intermediaries or (on and after 1st November, 2000 until 31st October, 2004) the Mortgage Code Compliance Board. Complaints relating to breach of the CML Code were dealt with by the relevant scheme, such as the Banking Ombudsman Scheme or the Mortgage Code Arbitration Scheme.

In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on consumer credit. In its original form, the proposal does not include a financial limit for regulated agreements (unlike the existing Directive 87/102/EEC, as amended, which provides that (subject to certain exceptions) loans not exceeding Euro 20,000 are regulated by such Directive) and requires specified requirements to be met in respect of certain mortgage loan products (including new credit agreements for further drawings under certain flexible mortgages and for further advances and amortisation tables for repayment mortgages). If the proposal comes into force in its original form, mortgage loans which do not comply with these requirements may be unenforceable. Significantly, in its original form, the proposal provides that it does not apply retrospectively (subject to certain exceptions including in respect of new drawings or further advances made in respect of existing agreements) and does not apply to residential mortgage loans except those which include an equity release component.

There has been significant opposition from the European Parliament to the original form of the proposed Directive. On 13th February, 2004, the Committee of Legal Affairs and the Internal Market published the European Parliament's amendments to the proposed draft. These amendments provide that (subject to certain exceptions) loans not exceeding Euro 100,000 will be regulated, but that the proposed Directive will not apply to any loan secured by a land mortgage or standard security and will not apply to any credit agreement or surety agreement made before national implementing legislation comes into force. In October 2004, the European Commission published an amended form of the proposed Directive. In this amended form, the proposed Directive provides that (subject to certain exceptions) loans not exceeding Euro 100,000 will be regulated, and that it will indeed apply to any loan secured by a land mortgage or standard security that includes an equity release component, but it is unclear whether it will apply to any credit agreement or surety agreement made before national implementing legislation comes into force.

The DTI published in February 2005 a consultation paper on the European Commission's amended form of the proposed Directive, and in June 2005 a summary of responses to this consultation. In July 2005, the European Commission published a Green Paper on mortgage credit, in which it announced its intention that loans secured by a mortgage on land or a standard security will be excluded from the proposed Directive but will be covered by any initiatives resulting from the Green Paper process. In October 2005, the European Commission published a further amended form of the proposed Directive, which provides that (subject to certain exceptions) loans not exceeding Euro 50,000 will be regulated, but that loans secured by a land mortgage or a standard security will be excluded from the proposed Directive. The proposed Directive, which may be further substantially amended before it is brought into effect, is unlikely to come into force before mid-2006, and member states will then have a further two years in which to bring national implementing legislation into force.

Until the final text of the Directive and of any initiatives resulting from the Green Paper process are decided and the details of the United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the Directive or initiatives would have on the Issuer, the LLP, the Servicer, the Security Trustee and their respective businesses and operations. This may adversely affect the Issuer's ability to make payments in full on the Covered Bonds when due and/or on the ability of the LLP to make payments in full on the Covered Bond Guarantee when due.

Distance Marketing

The Financial Services (Distance Marketing) Regulations 2004 apply to, *inter alia*, credit agreements entered into on or after 31st October, 2004 by means of distance communication (i.e. without any substantive simultaneous physical presence of the originator and the borrower). A Regulated Mortgage Contract under the FSMA, if originated by a UK lender from an establishment in the UK, will not be cancellable under these regulations. Certain other credit agreements will be cancellable under these regulations if the borrower does not receive prescribed information at the prescribed time. Where the credit agreement is cancellable under these regulations, the borrower may send notice of cancellation at any time before the end of the fourteenth day after the day on which the cancellable agreement is made, where all the prescribed information has been received, or, if later, the borrower receives the last of the prescribed information.

If the borrower cancels the credit agreement under these regulations then:

- the borrower is liable to repay the principal, and any other sums paid by the originator to the borrower under or in relation to the cancelled agreement, within 30 days beginning with the day of the borrower sending the notice of cancellation or, if later, the originator receiving notice of cancellation;
- the borrower is liable to pay interest, or any early repayment charge or other charge for credit under the cancelled agreement, only if the borrower received certain prescribed information at the prescribed time and if other conditions are met; and
- any security provided in relation to the contract is to be treated as never having had effect.

Unfair Terms in Consumer Contracts Regulations 1994 and 1999

In the United Kingdom, the Unfair Terms in Consumer Contracts Regulations 1999 as amended (the **1999 Regulations**), which, together with (in so far as applicable) the Unfair Terms in Consumer Contracts Regulations 1994 (together with the 1999 Regulations, the **UTCCR**), apply to agreements made on or after 1st July, 1995 and affect all or almost all of the Mortgage Loans. These provide that:

- a consumer may challenge a standard term in an agreement on the basis that it is "unfair" within the UTCCR and therefore not binding on the consumer; and
- the OFT and any "qualifying body" within the 1999 Regulations (such as the FSA) may seek to enjoin (or in Scotland interdict) a business from relying on unfair terms.

The UTCCR will not generally affect "core terms" which define the main subject matter of the contract, such as the borrower's obligation to repay the principal, but may affect terms that are not considered to be core terms, such as the lender's power to vary the interest rate.

For example, if a term permitting the lender to vary the interest rate (as the Seller is permitted to do) is found to be unfair, the Borrower will not be liable to pay interest at the

increased rate or, to the extent that the Borrower has paid it, will be able, as against the lender, or any assignee such as the LLP, to claim repayment of the extra interest amounts paid or to set-off the amount of the claim against the amount owing by the borrower under the Mortgage Loan or any other loan that the borrower has taken. Any such non-recovery, claim or set-off may adversely affect the realisable value of the Mortgage Loans in the Portfolio and accordingly the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

In February 2000, the OFT issued a guidance note on what the OFT considers to be fair terms and unfair terms for interest variation in mortgage contracts. Where the interest variation term does not provide for precise and immediate tracking of an external rate outside the lender's control, and if the borrower is locked in, for example by an early repayment charge that is considered to be a penalty, the term is likely to be regarded as unfair under the UTCCR unless the lender (i) notifies the affected borrower in writing at least 30 days before the rate change and (ii) permits the affected borrower to repay the whole loan during the next three months after the rate change, without paying the early repayment charge. The Seller has reviewed the guidance note and has concluded that its compliance with it will have no material adverse effect on the loans or its business. The guidance note has been withdrawn from the OFT website and is currently under review by the OFT and FSA. The FSA has agreed with the OFT to take responsibility for the enforcement of the UTCCR in mortgage agreements. In May 2005, the FSA issued a statement of good practice on fairness of terms in consumer contracts which is relevant to firms authorised and regulated by the FSA in relation to products and services within the FSA's regulatory scope. This statement provides that for locked-in borrowers a firm may consider drafting the contract to permit a change in the contract to be made only where any lock-in clause is not exercised.

In August 2002, the Law Commission for England and Wales and the Scottish Law Commission issued a joint consultation LCCP No. 166/SLCDP 119 on proposals to rationalise the UK's Unfair Contract Terms Act 1977 and the 1999 Regulations into a single piece of legislation and a final report, together with a draft bill on unfair terms, was published in February 2005. The Law Commissions have a duty under section 3 of the UK's Law Commissions Act 1965 to keep the law under review for a number of purposes, including its simplification. The proposals are primarily to simplify the legislation on unfair terms. It is not proposed that there should be any significant increase in the extent of controls over terms in consumer contracts. Some changes are proposed, however, such as that (a) a consumer may also challenge a negotiated term in an agreement on the basis that it is "unfair" and "unreasonable" within the legislation and therefore not binding on the consumer; and (b) in any challenge by a consumer (but not by the OFT or a qualifying body) of a standard term or a negotiated term, the burden of proof lies on the business to show that the term is fair and reasonable. It is too early to tell how the proposals, if enacted, would affect the loans.

No assurance can be given that changes in the 1999 Regulations, if enacted, or changes to guidance on interest variation terms, if adopted, will not have a material adverse effect on Issuer, the LLP, the Servicer, the Security Trustee and their respective businesses and operations. This may adversely affect the ability of the LLP to dispose of the Portfolio, or any part hereof, in a timely manner and or the realisable value of the Portfolio, or any part thereof, and accordingly affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Financial Ombudsman Service

Under the FSMA, the Financial Ombudsman Service is required to make decisions on, among other things, complaints relating to activities and transactions under its jurisdiction on the basis of what, in the Ombudsman's opinion, would be fair and reasonable in all circumstances of the case, taking into account, among other things, law and guidance. Transitional provisions exist by which certain complaints relating to breach of the CML Code occurring before N(M) may be dealt with by the Financial Ombudsman Service. Complaints brought before the Financial Ombudsman Service for consideration must be decided on a case-by-case basis, with reference to the particular facts of any individual case. Each case would first be adjudicated by an adjudicator. Either party to the case may appeal against the adjudication. In the event of an appeal, the case proceeds to a final decision by the Ombudsman.

As the Financial Ombudsman Service is required to make decisions on the basis of, among other things, the principles of fairness, and may order a money award to the borrower, it is not

possible to predict how any future decision of the Financial Ombudsman Service would affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Unfair Commercial Practices Directive 2005

In May 2005, the European Parliament and the Council adopted a directive on unfair business-to-consumer commercial practices (the **Unfair Practices Directive**). Generally, this directive applies full harmonisation, which means that member states may not impose more stringent provisions in the fields to which full harmonisation applies. By way of exception, this directive permits member states to impose more stringent provisions in the fields of financial services and immovable property, such as mortgage loans.

The Unfair Practices Directive provides that enforcement bodies may take administrative action or legal proceedings against a commercial practice on the basis that it is "unfair" within the directive. This directive is intended to protect only collective interests of consumers, and so is not intended to give any claim, defence or right of set-off to an individual consumer.

The DTI is expected to publish a consultation paper on implementing the Unfair Practices Directive into UK law. Member states have until 12th December, 2007 in which to bring national implementing legislation into force, subject to a transitional period until 12th June, 2013 for applying full harmonisation in the fields to which it applies. It is too early to predict what effect the implementation of the Unfair Practices Directive would have on the Mortgage Loans.

Basel Capital Requirements Directive

In June 2004 the Basel Committee issued a revised framework to replace the 1988 Capital Accord, which places enhanced emphasis on market discipline and sensitivity to risk. Implementation of the revised framework was envisaged for year end 2006 or, in the case of the advanced approaches that are permitted under the revised framework, 2007, although it is likely that different implementation dates will be adopted in different countries. The text of the Capital Requirements Directive, which will implement the revised Basel framework within the EEA, was adopted by the by the European Parliament in September 2005 and agreed by the Council in October 2005. The Capital Requirements Directive will in turn have to be transposed into national law or regulation by the EEA member states. The new requirements could affect the risk weighting of the Covered Bonds in respect of certain investors if those investors are regulated in a manner which will be affected by the requirements. Consequently, prospective investors in the Covered Bonds should consult their own advisers as to the consequences to and effect on them of the application of the revised Basel framework and the Capital Requirements Directive. The Issuer and the LLP cannot predict the precise effects of potential changes which might result if the proposals were adopted in their current form.

Limited Liability Partnerships

The LLP is a limited liability partnership. Limited liability partnerships, created by statute pursuant to the LLPA 2000, are bodies corporate and have unlimited capacity. A general description of limited liability partnerships is set out below under *Description of Limited Liability Partnerships*. This area of the law is relatively undeveloped. Accordingly, there is a risk that as the law develops, new case law or new regulations made under or affecting the LLPA 2000 or relating to limited liability partnerships could adversely affect the ability of the LLP to perform its obligations under the Transaction Documents which could, in turn, adversely affect the interests of Covered Bondholders.

Pensions Act 2004

Under the Pensions Act 2004 a person that is 'connected with' or an 'associate' of an employer under an occupational pension scheme, can be subject to either a contribution notice or a financial support direction. Northern Rock is an employer under an occupational scheme and also a member of the LLP. On this basis, the LLP is likely to be treated as 'connected to' Northern Rock.

A contribution notice could be served on the LLP if it was party to an act, or a deliberate failure to act, the main purpose or one of the main purposes of which was either (i) to prevent the recovery of the whole or any part of a debt which was, or might become, due from the employer under Section 75 of the Pensions Act 1995 or (ii) otherwise than in good faith, to prevent such a

debt becoming due, to compromise or otherwise settle such a debt, or to reduce the amount of such a debt which would otherwise become due.

A financial support direction could be served on the LLP where the employer is either a service company or insufficiently resourced. An employer is insufficiently resourced if the value of its resources is less than 50% of the pension scheme's deficit calculated on an annuity buy-out basis and there is a connected or associated person whose resources at least cover that difference. A financial support direction can only be served where the Pensions Regulator considers it is reasonable to do so, having regard to a number of factors.

If a contribution notice or financial support direction were to be served on the LLP this could adversely affect investors in the Covered Bonds.

Form of the Covered Bonds

The Covered Bonds of each Series will be in either bearer form, with or without receipts, interest coupons and/or talons attached, or registered form, without receipts, interest coupons and/or talons attached. Bearer Covered Bonds will be issued outside the United States in reliance on Regulation S under the Securities Act (**Regulation S**) and Registered Covered Bonds will be issued both outside the United States in reliance on the exemption from registration provided by Regulation S and within the United States in reliance on Rule 144A or Regulation D under the Securities Act.

Bearer Covered Bonds

Each Tranche of Bearer Covered Bonds will be initially issued in the form of a temporary global covered bond without receipts and interest coupons attached (a **Temporary Global Covered Bond**) or, if so specified in the applicable Final Terms (the **applicable Final Terms**), a permanent global covered bond without receipts and interest coupons attached (a **Permanent Global Covered Bond** and, together with the Temporary Global Covered Bonds, the **Bearer Global Covered Bonds** and each a **Bearer Global Covered Bond**) which, in either case, will be delivered on or prior to the original issue date of the Tranche to a common depositary (the **Common Depositary**) for Euroclear Bank S.A./N.V. as operator of the Euroclear System (**Euroclear**) and Clearstream Banking, société anonyme (**Clearstream, Luxembourg**). Whilst any Bearer Covered Bond is represented by a Temporary Global Covered Bond, payments of principal, interest (if any) and any other amount payable in respect of the Bearer Covered Bonds due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Covered Bond only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Bearer Covered Bond are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Principal Paying Agent.

On and after the date (the **Exchange Date**) which is 40 days after a Temporary Global Covered Bond is issued, interests in such Temporary Global Covered Bond will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Covered Bond of the same Series or (ii) for Bearer Definitive Covered Bonds of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of Bearer Definitive Covered Bonds, to such notice period as is specified in the applicable Final Terms), in each case against certification of non-US beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Covered Bond will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Covered Bond for an interest in a Permanent Global Covered Bond or for Bearer Definitive Covered Bonds is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Covered Bond will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Covered Bond without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Covered Bond will be exchangeable (free of charge), in whole but not in part, for Bearer Definitive Covered Bonds with, where applicable, receipts, interest coupons and talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Covered Bond) to the Principal Paying Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, **Exchange Event** means that (a) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available or (b) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Bearer Covered Bonds represented by the Permanent Global Covered Bond in definitive form. The Issuer will promptly give notice to Covered Bondholders of each Series of Bearer Global Covered Bonds in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Covered Bond) or the Bond Trustee may give notice to the Principal Paying Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (b) above, the Issuer may also give notice to the Principal Paying Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Principal Paying Agent.

Bearer Global Covered Bonds and Bearer Definitive Covered Bonds will be issued pursuant to the Agency Agreement.

The following legend will appear on all Bearer Covered Bonds which have an original maturity of more than one year and on all receipts and interest coupons relating to such Bearer Covered Bonds:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Bearer Covered Bonds, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Bearer Covered Bonds, receipts or interest coupons.

Covered Bonds which are represented by a Bearer Global Covered Bond will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Registered Covered Bonds

The Registered Covered Bonds of each Tranche offered and sold in reliance on Regulation S, which will be sold to non-U.S. persons outside the United States, will initially be represented by a global covered bond in registered form (a **Regulation S Global Covered Bond**). Prior to expiry of the Distribution Compliance Period (as defined in Regulation S) applicable to each Tranche of Covered Bonds, beneficial interests in a Regulation S Global Covered Bond may not be offered or sold to, or for the account or benefit of, a U.S. person save as otherwise provided in Condition 2 and may not be held otherwise than through Euroclear or Clearstream, Luxembourg, and such Regulation S Global Covered Bond will bear a legend regarding such restrictions on transfer.

The Registered Covered Bonds of each Tranche may only be offered and sold in the United States or to U.S. persons in private transactions (i) to "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act (**QIBs**) or (ii) to "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that are Institutional Accredited Investors who agree to purchase the Covered Bonds for their own account and not with a view to the distribution thereof.

The Registered Covered Bonds of each Tranche sold to QIBs will be represented by a global note in registered form (a **Rule 144A Global Covered Bond** and, together with a Regulation S Global Covered Bond, the **Registered Global Covered Bonds**).

Registered Global Covered Bonds will either (i) be deposited with a custodian for, and registered in the name of a nominee of, DTC for the accounts of Euroclear and Clearstream,

Luxembourg or (ii) be deposited with a common depositary for, and registered in the name of a common nominee of, Euroclear and Clearstream, Luxembourg, as specified in the applicable Final Terms. Persons holding beneficial interests in Registered Global Covered Bonds will be entitled or required, as the case may be, under the circumstances described below, to receive physical delivery of Definitive Covered Bonds in fully registered form.

The Registered Covered Bonds of each Tranche sold to Institutional Accredited Investors will be in definitive form, registered in the name of the holder thereof (**Definitive IAI Registered Covered Bonds**). Unless otherwise set forth in the applicable Final Terms, Definitive IAI Registered Covered Bonds will be issued only in minimum denominations of U.S.$500,000 and integral multiples of U.S.$1,000 in excess thereof (or the approximate equivalents in the applicable Specified Currency). Definitive IAI Registered Covered Bonds will be subject to the restrictions on transfer set forth therein and will bear the restrictive legend described under *Subscription and Sale and Transfer and Selling Restrictions*. Institutional Accredited Investors that hold Definitive IAI Registered Covered Bonds may elect to hold such Covered Bonds through DTC, but transferees acquiring the Covered Bonds in transactions exempt from Securities Act registration pursuant to Regulation S or Rule 144A under the Securities Act (if available) may do so upon satisfaction of the requirements applicable to such transfer as described under *Subscription and Sale and Transfer and Selling Restrictions*. The Rule 144A Global Covered Bonds and the Definitive IAI Registered Covered Bonds will be subject to certain restrictions on transfer set forth therein and will bear a legend regarding such restrictions.

Payments of principal, interest and any other amount in respect of the Registered Global Covered Bonds will, in the absence of provision to the contrary, be made to the person shown on the Register (as defined in Condition 5(d)) as the registered holder of the Registered Global Covered Bonds. None of the Issuer, the LLP, the Bond Trustee, any Paying Agent or the Registrar will have any responsibility or liability for any aspect of the records relating to or payments or deliveries made on account of beneficial ownership interests in the Registered Global Covered Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Payments of principal, interest or any other amount in respect of the Registered Covered Bonds in definitive form will, in the absence of provision to the contrary, be made to the persons shown on the Register on the relevant Record Date (as defined in Condition 5(d)) immediately preceding the due date for payment in the manner provided in that Condition.

Interests in a Registered Global Covered Bond will be exchangeable (free of charge), in whole but not in part, for Registered Definitive Covered Bonds without receipts, interest coupons or talons attached only upon the occurrence of an Exchange Event. For these purposes, **Exchange Event** means that (i) in the case of Covered Bonds registered in the name of a nominee for DTC, either DTC has notified the Issuer that it is unwilling or unable to continue to act as depository for the Covered Bonds and no alternative clearing system is available or DTC has ceased to constitute a clearing agency registered under the Exchange Act, (ii) in the case of Covered Bonds registered in the name of a nominee for a common depositary for Euroclear and Clearstream, Luxembourg, the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available or (iii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Covered Bonds represented by the Registered Global Covered Bond in definitive form. The Issuer will promptly give notice to Covered Bondholders of each Series of Registered Global Covered Bonds in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, DTC, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any registered holder of an interest in such Registered Global Covered Bond) may give notice to the Registrar requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Registrar requesting exchange. Any such exchange shall occur not later than 10 days after the date of receipt of the first relevant notice by the Registrar.

Definitive Rule 144A Covered Bonds will be issued only in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof (or the approximate equivalents in the applicable Specified Currency).

Transfer of Interests

Interests in a Registered Global Covered Bond may, subject to compliance with all applicable restrictions, be transferred to a person who wishes to hold such interest in another Registered Global Covered Bond or in the form of a Definitive IAI Registered Covered Bond and Definitive IAI Registered Covered Bonds may, subject to compliance with all applicable restrictions, be transferred to a person who wishes to hold such Covered Bonds in the form of an interest in a Registered Global Covered Bond. No beneficial owner of an interest in a Registered Global Covered Bond will be able to transfer such interest, except in accordance with the applicable procedures of DTC, Euroclear and Clearstream, Luxembourg, in each case to the extent applicable. **Registered Covered Bonds are also subject to the restrictions on transfer set forth therein and will bear a legend regarding such restrictions, see *Subscription and Sale and Transfer and Selling Restrictions*.**

General

Pursuant to the Agency Agreement (as defined under *Terms and Conditions of the Covered Bonds*), the Principal Paying Agent shall arrange that, where a further Tranche of Covered Bonds is issued which is intended to form a single Series with an existing Tranche of Covered Bonds, the Covered Bonds of such further Tranche shall be assigned a common code and ISIN and, where applicable, a CUSIP and CINS number which are different from the common code, ISIN, CUSIP and CINS assigned to Covered Bonds of any other Tranche of the same Series until at least the expiry of the Distribution Compliance Period applicable to the Covered Bonds of such Tranche.

Any reference herein to DTC, Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Principal Paying Agent and the Bond Trustee.

No Covered Bondholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the LLP unless the Bond Trustee or, as the case may be, the Security Trustee, having become so bound to proceed, fails so to do within a reasonable period and the failure shall be continuing.

Form of Final Terms

Set out below is the form of Final Terms which, subject to any necessary amendment, will be completed for each Tranche of Covered Bonds issued under the Programme.

[Date]

Northern Rock plc

Issue of [Aggregate Nominal Amount of Tranche] [Title of Covered Bonds] irrevocably and unconditionally guaranteed as to payment of principal and interest by Northern Rock Covered Bond LLP under the €10 billion Global Covered Bond Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated [*date*], which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the **Prospectus Directive**). This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the London office of the [Agent].

[The following alternative language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the Prospectus dated [*original date*]. This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of Directive 2003/71/EC (the **Prospectus Directive**) and must be read in conjunction with the Prospectus dated [*current date*], which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Prospectus dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Prospectuses dated [*current date*] and [*original date*]. Copies of such Prospectuses are available for viewing at the registered office of the Issuer and at the London office of the [Agent.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.*]

[*When adding any other final terms of information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.*]

PART A

1.	(i)	Issuer:	Northern Rock plc
	(ii)	Guarantor:	Northern Rock Covered Bond LLP
2.	(i)	Series Number:	[●]
	(ii)	Tranche Number:	[●] *(If fungible with an existing Series, details of that Series, including the date on which the Covered Bonds become fungible)*
3.	Specified Currency or Currencies:		[●]
4.	Aggregate Nominal Amount:		
	(i)	[Series:	[●]
	(ii)	Tranche:	[●]]
5.	[(i)]	Issue Price:	[●] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii)	[Net proceeds (*Required only for listed issues*):	[●]

6.	Specified Denominations:	[●]
	(in the case of Registered Covered Bonds, this means the minimum integral amount in which transfers can be made)[1]	[●] *(N.B. If an issue of Covered Bonds is (i) NOT admitted to trading on a regulated market within the European Economic Area exchange; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €1,000 minimum denomination is not required.)*
7.	(i) Issue Date:	[●]
	(ii) Interest Commencement Date:	[●]
8.	Final Maturity Date:	[*Fixed rate – specify date/Floating rate – Interest Payment Date falling in or nearest to [specify month]*]
	Extended Due for Payment Date of Guaranteed Amounts corresponding to the Final Redemption Amount under the Covered Bond Guarantee:	[*Fixed rate – specify date/Floating rate –* Interest Payment Date falling in or nearest to [*specify month; in each case falling one year after the Final Maturity Date*]]
9.	Interest Basis:	[[●] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [●] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Instalment] [*specify other*] [*N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value, the Covered Bonds will constitute derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive will apply and the Issuer will prepare and publish a supplement to the Prospectus.*]
11.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Covered Bonds into another Interest Basis or Redemption/Payment Basis*]
12.	Call Option:	[Issuer Call] [(further particulars specified below)]
13.	(i) Status of the Covered Bonds:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Covered Bond Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub paragraphs of this paragraph)*
	(i) Rate(s) of Interest:	[●] per cent. per annum [payable [annually/semi annually/quarterly] in arrear] *(If payable other than annually, consider amending Condition 4)*

1 If Covered Bonds are offered or sold in the Netherlands with a denomination of less than euro 50,000 (or its foreign currency equivalent) then they may only be offered or sold as a block or package having an aggregate value of at least euro 50,000 (or its foreign currency equivalent) and a selling restriction to this effect should be included in the Final Terms or offered or sold to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) and a selling restriction to this effect should be included in the Final Terms.

	(ii)	Interest Payment Date(s):	[●] in each year up to and including the [Final Maturity Date] [Extended Due for Payment Date, if applicable]/[*specify other*] (*NB: This will need to be amended in the case of long or short coupons*)
	(iii)	Fixed Coupon Amount(s):	[●] per [●] in nominal amount
	(iv)	Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(v)	Day Count Fraction:	[30/360 or Actual/Actual (ISMA) or *specify other*]
	(vi)	Determination Date(s):	● in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration.* *NB: Only relevant where Day Count Fraction is Actual/Actual (ISMA)]*
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Covered Bonds:	[None/*Give details*]
16.	**Floating Rate Covered Bond Provisions**		[Applicable/Not Applicable] (If not applicable, delete the remaining sub paragraphs of this paragraph)
	(i)	Specified Period(s)/Specified Interest Payment Date(s):	[●] NB: Specify the Specified Period(s)/Specified Interest Payment Date(s) up to and including the Extended Due for Payment Date, if applicable
	(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/ [*specify other*]
	(iii)	Additional Business Centre(s):	[●]
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Principal Paying Agent):	[●]
	(vi)	Screen Rate Determination:	
		– Reference Rate:	[●] (*Either LIBOR, EURIBOR or other, although additional information is required if other – including amendment to fallback provisions in the Agency Agreement*)
		– Interest Determination Date(s):	[●] (*Second day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London*

		prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR) *NB: Specify the Interest Determination Date(s) up to and including the Extended Due for Payment Date, if applicable*
	– Relevant Screen Page:	[●] (*In the case of EURIBOR, if not Moneyline Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(vii)	ISDA Determination:	
	– Floating Rate Option:	[●]
	– Designated Maturity:	[●]
	– Reset Date:	[●]
	–	
(viii)	Margin(s):	[+/-] [●] per cent. per annum
(ix)	Minimum Rate of Interest:	[●] per cent. per annum
(x)	Maximum Rate of Interest:	[●] per cent. per annum
(xi)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] (*See Condition 4 for alternatives*)
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Covered Bonds, if different from those set out in the Conditions:	[●]
17.	**Zero Coupon Covered Bond Provisions**[2]	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub paragraphs of this paragraph*)
(i)	Accrual Yield:	[●] per cent. per annum
(ii)	Reference Price:	[●]
(iii)	Any other formula/basis of determining amount payable:	[●]
(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(d)(iii) and (h) apply/*specify other*] (*Consider applicable day count fraction if not U.S. dollar denominated*)

2. This section relates to interest payable under the Covered Bonds and corresponding amounts of Scheduled Interest payable under the Covered Bond Guarantee.

18.	**Index Linked Interest Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
(i)	Index/Formula:	[give or annex details]
(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[●]
(iii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[●] [*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
(iv)	Specified Period(s)/Specified Interest Payment Dates:	[●]
(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ *specify other*]
(vi)	Additional Business Centre(s):	[●]
(vii)	Minimum Rate of Interest:	[●] per cent. per annum
(viii)	Maximum Rate of Interest:	[●] per cent. per annum
(ix)	Day Count Fraction:	[●]
19.	**Dual Currency Covered Bond Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub paragraphs of this paragraph*)
(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*give or annex details*]
(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[●]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[●] [*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
(iv)	Person at whose option Specified Currency(ies) is/are payable:	[●]

PROVISIONS RELATING TO REDEMPTION

20.	**Issuer Call:**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub paragraphs of this paragraph*)
(i)	Optional Redemption Date(s):	[●] *NB: Optional Redemption Dates must be Interest Payment Dates unless otherwise agreed with the Dealers and the Bond Trustee*
(ii)	Optional Redemption Amount of each Covered Bond and method, if any, of calculation of such amount(s):	[●] per Covered Bond of [●] Specified Denomination

(iii) If redeemable in part:

(a) Minimum Redemption Amount: [●]

(b) Higher Redemption Amount: [●]

(iv) Notice period (if other than as set out in the Conditions): [●]

(*N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Principal Paying Agent or Bond Trustee*)

21. Final Redemption Amount of each Covered Bond: [[●] per Covered Bond of [●] Specified Denomination/*specify other/see* Appendix]

[*N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value, the Covered Bonds will constitute derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive will apply and the Issuer will prepare and publish a supplement to the Prospectus.*]

22. Early Redemption Amount of each Covered Bond payable on redemption for taxation reasons, on acceleration following an Issuer Event of Default or an LLP Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6(d)): [●]

GENERAL PROVISIONS APPLICABLE TO THE COVERED BONDS

23. Form of Covered Bonds: [Bearer Covered Bonds:

[Temporary Global Covered Bond exchangeable for a Permanent Global Covered Bond which is exchangeable for Bearer Definitive Covered Bonds in definitive form only after an Exchange Event]

[Temporary Global Covered Bond exchangeable for Bearer Definitive Covered Bonds only after an Exchange Event]

[Permanent Global Covered Bond exchangeable for Bearer Definitive Covered Bonds in definitive form only after an Exchange Event]

[Registered Covered Bonds:
Regulation S Global Covered Bond (U.S.$[●] nominal amount) registered in the name of a nominee for [DTC/a common depositary for Euroclear and Clearstream, Luxembourg]/Rule 144A Global Covered Bond (U.S.$[●] nominal amount) registered in the name of a nominee for [DTC/ a common depositary for Euroclear and Clearstream, Luxembourg]/ Definitive IAI Registered Covered Bond (*specify nominal amounts*)]

24. Additional Financial Centre(s) or other special provisions relating to Payment Dates: [Not Applicable/*give details*]

		(*Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate*)
25.	Talons for future Coupons or Receipts to be attached to Bearer Definitive Covered Bonds (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
26.	Details relating to Instalment Covered Bonds:	
	(i) Instalment Amount(s):	[Not Applicable/*give details*]
	(ii) Instalment Date(s):	[Not Applicable/*give details*]
27.	Redenomination applicable:	Redenomination [not] applicable (*If Redenomination is applicable, specify the terms of the redenomination in an annex to the Final Terms*)
28.	Other final terms:	[Not Applicable/*give details*] [*When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive*]

DISTRIBUTION

29.	(i) If syndicated, names of Managers:	[Not Applicable/*give names and addresses and underwriting commitments*] [*Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers.*]
	(ii) Date of [Subscription Agreement]	[●]
	(iii) Stabilising Manager (if any):	[Not Applicable/*give details*]
30.	If non-syndicated, name and address of relevant Dealer(s):	[●]
31.	Total commission and concession	[●] per cent. of the Aggregate Nominal Amount.
32.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
33.	Additional selling restrictions:	[Not Applicable/*give details*]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Covered Bonds described herein pursuant to the €10,000,000,000 Covered Bond Programme of Northern Rock plc.

RESPONSIBILITY

Each of the Issuer and the LLP accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the LLP:

By:

Duly authorised

PART B – OTHER INFORMATION*

1. LISTING:

(i)	Listing:	[London/other (*specify*)/None]
(ii)	Admission to trading:	[Application has been made for the Covered Bonds to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.] (*Where documenting a fungible issue need to indicate that original securities are already admitted to trading.*)

2. RATINGS:

Ratings:	The Covered Bonds to be issued have been rated: [S & P: [ ]] [Moody's: [ ]] [Fitch: [ ]] [[Other]: [ ]] (*Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.*) (*The above disclosure should reflect the rating allocated to Covered Bonds of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

3. NOTIFICATION:

The [*name of competent authority in home Member State*] [has been requested to provide/has provided – *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Covered Bonds has an interest material to the offer. – *Amend as appropriate if there are other interests*

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

[(i)]	Reasons for the offer:	[ ] (*See "Use of Proceeds" wording in Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.*)
[(ii)]	Estimated net proceeds:	[ ] (*If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.*)
[(iii)]	Estimated total expenses:	[ ] (*Include breakdown of expenses*) (*If the Covered Bonds are derivative securities to which Annex XII of the Prospectus Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.*)

6. YIELD: (*Fixed Rate Covered Bonds only*)

Indication of yield:	[ ]
	[Calculated as [*include details of method of calculation in summary form*] on the Issue Date.]
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. HISTORIC INTEREST RATES:(*Floating Rate Covered Bonds only*)

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Telerate].

8. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING: (*Index-Linked Covered Bonds only*)

[*Need to include details of where past and future performance and volatility of the index/formula can be obtained.*]

[*Need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.*]

[*Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.*]

9. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT: (*Dual Currency Covered Bonds only*)

[*Need to include details of where past and future performance and volatility of the relevant rates can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.*]

10. OPERATIONAL INFORMATION:

(i)	ISIN Code:	[ ]
(ii)	Common Code:	[ ]
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(iv)	Delivery:	Delivery [against/free of] payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

Covered Bonds:

* If an issue of Covered Bonds is (i) NOT admitted to trading on a regulated market within the European Economic Area and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the Issuer may elect to amend and/or delete certain of the above paragraphs of Part B.

Terms and Conditions of the Covered Bonds

The following are the Terms and Conditions of the Covered Bonds which will be incorporated by reference into each Global Covered Bond (as defined below) and each Definitive Covered Bond, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer(s) at the time of issue but, if not so permitted and agreed, such Definitive Covered Bond will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Covered Bonds may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Covered Bonds. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Covered Bond and Definitive Covered Bond.

This Covered Bond is one of a Series (as defined below) of Covered Bonds issued by Northern Rock plc (the **Issuer**) constituted by a trust deed (such trust deed as modified and/or supplemented and/or restated from time to time, the **Trust Deed**) dated 30th April, 2004 (the **Programme Date**) made between the Issuer, Northern Rock Covered Bond LLP as guarantor (the **LLP**) and The Bank of New York, London Branch as bond trustee (in such capacity, the **Bond Trustee**, which expression shall include any successor as Bond Trustee) and as security trustee (in such capacity, the **Security Trustee**, which expression shall include any successor as Security Trustee).

Save as provided for in Conditions 9 and 14, references herein to the Covered Bonds shall be references to the Covered Bonds of this Series and shall mean:

(i) in relation to any Covered Bonds represented by a global covered bond (a **Global Covered Bond**), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Covered Bond;

(iii) any Definitive Covered Bonds in bearer form (**Bearer Definitive Covered Bonds**) issued in exchange for a Global Covered Bond in bearer form; and

(iv) any Definitive Covered Bonds in registered form (**Registered Definitive Covered Bonds**) (whether or not issued in exchange for a Global Covered Bond in registered form).

The Covered Bonds, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an agency agreement (such agency agreement as amended and/or supplemented and/or restated from time to time, the **Agency Agreement**) dated the Programme Date and made between the Issuer, the LLP, the Bond Trustee, the Security Trustee and Citibank N.A., as issuing and principal paying agent and agent bank (the **Principal Paying Agent**, which expression shall include any successor principal paying agent) and the other paying agents named therein (together with the Principal Paying Agent, the **Paying Agents**, which expression shall include any additional or successor paying agents), as exchange agent (the **Exchange Agent**, which expression shall include any successor exchange agent), as registrar (the **Registrar**, which expression shall include any successor registrar) and as transfer agent and the other transfer agents named therein (the **Transfer Agent**, which expression shall include any additional or successor transfer agents and together with the Paying Agents, the Exchange Agent and the Registrar, the **Agents**).

Interest-bearing Bearer Definitive Covered Bonds have (unless otherwise indicated in the applicable Final Terms) interest coupons (**Coupons**) and, if indicated in the applicable Final Terms, talons for further Coupons (**Talons**) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Bearer Definitive Covered Bonds repayable in instalments have receipts (**Receipts**) for the payment of the instalments of principal (other than the final instalment) attached on issue. Registered Covered Bonds and Global Covered Bonds do not have Receipts, Coupons or Talons attached on issue.

The Final Terms for this Covered Bond (or the relevant provisions thereof) is attached to or endorsed on this Covered Bond and supplements these Terms and Conditions (the **Conditions**) and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the Conditions, replace or modify the Conditions for the purposes of this Covered

Bond. References to the **applicable Final Terms** are to the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Covered Bond.

The Bond Trustee acts for the benefit of the holders for the time being of the Covered Bonds (the **Covered Bondholders**, which expression shall, in relation to any Covered Bonds represented by a Global Covered Bond, be construed as provided below), the holders of the Receipts (the **Receiptholders**) and the holders of the Coupons (the **Couponholders**, which expression shall, unless the context otherwise requires, include the holders of the Talons), and for holders of each other Series of Covered Bonds in accordance with the provisions of the Trust Deed.

As used herein, Tranche means Covered Bonds which are identical in all respects (including as to listing and admission to trading) and **Series** means a Tranche of Covered Bonds together with any further Tranche or Tranches of Covered Bonds which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

The LLP has, in the Trust Deed, irrevocably and unconditionally guaranteed the due and punctual payment of Guaranteed Amounts in respect of the Covered Bonds as and when the same shall become Due for Payment, but only after service of a Notice to Pay on the LLP following an Issuer Event of Default and service by the Bond Trustee of an Issuer Acceleration Notice on the Issuer.

The security for the obligations of the LLP under the Covered Bond Guarantee and the other Transaction Documents to which it is a party has been created in and pursuant to, and on the terms set out in, a deed of charge (such deed of charge as amended and/or supplemented and/or restated from time to time, the **Deed of Charge**) dated the Programme Date and made between the LLP, the Bond Trustee, the Security Trustee and certain other Secured Creditors.

These Conditions include summaries of, and are subject to, the provisions of the Trust Deed, the Deed of Charge and the Agency Agreement.

Copies of the Trust Deed, the Deed of Charge, the Master Definitions and Construction Agreement (as defined below), the Agency Agreement and each of the other Transaction Documents are available for inspection during normal business hours at the office for the time being of the Bond Trustee being at 48th Floor, One Canada Square, London E14 5AL and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms for all Covered Bonds of each Series are available during normal business hours at the registered office of the Issuer and at the specified office of each of the Paying Agents, save that, if the relevant Covered Bond is neither admitted to trading on a regulated market within the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive, such Final Terms shall be available for inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Bond Trustee or Issuer or the relevant Paying Agent as to identity, the holder of any Covered Bond to which such Final Terms relate. The Covered Bondholders, the Receiptholders and the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of, and definitions contained in, the Trust Deed, the Deed of Charge, the Master Definitions and Construction Agreement, the Agency Agreement, each of the other Transaction Documents and the applicable Final Terms which are applicable to them and to have notice of each Final Terms relating to each other Series.

Except where the context otherwise requires, capitalised terms used and not otherwise defined in these Conditions shall bear the meanings given to them in the applicable Final Terms and/or the master definitions and construction agreement made between the parties to the Transaction Documents on or about the Programme Date as amended and/or restated and or supplemented from time to time (the **Master Definitions and Construction Agreement**), a copy of each of which may be obtained as described above.

1. Form, Denomination and Title

The Covered Bonds are in bearer form or in registered form as specified in the applicable Final Terms and, in the case of Definitive Covered Bonds, serially numbered, in the Specified Currency and the Specified Denomination(s). Covered Bonds of one Specified Denomination may not be exchanged for Covered Bonds of another Specified Denomination and Bearer Covered Bonds may not be exchanged for Registered Covered Bonds and vice versa.

This Covered Bond may be a Fixed Rate Covered Bond, a Floating Rate Covered Bond, a Zero Coupon Covered Bond, an Index Linked Interest Covered Bond, a Dual Currency Interest Covered Bond or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Covered Bond may be an Index Linked Redemption Covered Bond, an Instalment Covered Bond, a Dual Currency Redemption Covered Bond or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Final Terms.

Bearer Definitive Covered Bonds are issued with Coupons attached, unless they are Zero Coupon Covered Bonds in which case references to Coupons and Couponholders in these Conditions are not applicable.

Bearer Definitive Covered Bonds are issued with Receipts, unless they are not Instalment Covered Bonds in which case references to Receipts and Receiptholders in these Conditions are not applicable.

Subject as set out below, title to the Bearer Covered Bonds, Receipts and Coupons will pass by delivery and title to the Registered Covered Bonds will pass upon registration of transfers in accordance with the provisions of the Agency Agreement. The Issuer, the LLP, the Paying Agents, the Security Trustee and the Bond Trustee will (except as otherwise required by law) deem and treat the bearer of any Bearer Covered Bond, Receipt or Coupon and the registered holder of any Registered Covered Bond as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Covered Bond, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Covered Bonds is represented by a Global Covered Bond held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System (**Euroclear**) and/or Clearstream Banking, société anonyme (**Clearstream, Luxembourg**) and/or The Depository Trust Company (**DTC**) or its nominee, each person (other than Euroclear or Clearstream, Luxembourg or DTC) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg or DTC as the holder of a particular nominal amount of such Covered Bonds (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg or DTC as to the nominal amount of such Covered Bonds standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error and any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear's EUCLID or Clearstream's Cedcom system) in accordance with its usual procedures and in which the holder of a particular nominal amount of the Covered Bonds is clearly identified with the amount of such holding) shall be treated by the Issuer, the LLP, the Paying Agents, the Security Trustee and the Bond Trustee as the holder of such nominal amount of such Covered Bonds for all purposes other than with respect to the payment of principal or interest or other amounts on such nominal amount of such Covered Bonds, and, in the case of DTC or its nominee, voting, giving consents and making requests, for which purpose the bearer of the relevant Global Covered Bond or the registered holder of the relevant Registered Global Covered Bond shall be treated by the Issuer, the LLP, any Paying Agent, the Security Trustee and the Bond Trustee as the holder of such nominal amount of such Covered Bonds in accordance with and subject to the terms of the relevant Global Covered Bond and the expressions **Covered Bondholder** and **holder of Covered Bonds** and related expressions shall be construed accordingly.

Covered Bonds which are represented by a Global Covered Bond will be transferable only in accordance with the rules and procedures for the time being of DTC, Euroclear and Clearstream, Luxembourg, as the case may be.

References to DTC, Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Principal Paying Agent and the Bond Trustee.

2. Transfers of Registered Covered Bonds

(a) Transfers of interests in Registered Global Covered Bonds

Transfers of beneficial interests in Registered Global Covered Bonds will be effected by DTC, Euroclear or Clearstream, Luxembourg, as the case may be, and, in turn, by other participants

and, if appropriate, indirect participants in such clearing systems acting on behalf of beneficial transferors and transferees of such interests. A beneficial interest in a Registered Global Covered Bond will, subject to compliance with all applicable legal and regulatory restrictions, be transferable for Covered Bonds in definitive form or for a beneficial interest in another Registered Global Covered Bond only in the authorised denominations set out in the applicable Final Terms and only in accordance with the rules and operating procedures for the time being of DTC, Euroclear or Clearstream, Luxembourg, as the case may be, and in accordance with the terms and conditions specified in the Agency Agreement. Transfers of a Registered Global Covered Bond registered in the name of a nominee for DTC shall be limited to transfers of such Registered Global Covered Bond, in whole but not in part, to another nominee of DTC or to a successor of DTC or such successor's nominee.

(b) *Transfers of Registered Covered Bonds in definitive form*

Subject as provided in paragraphs (e), (f) and (g) below, upon the terms and subject to the conditions set forth in the Agency Agreement, a Registered Covered Bond in definitive form may be transferred in whole or in part (in the authorised denominations set out in the applicable Final Terms). In order to effect any such transfer (i) the holder or holders must (A) surrender the Registered Covered Bond for registration of the transfer of the Registered Covered Bond (or the relevant part of the Registered Covered Bond) at the specified office of the Registrar or any Transfer Agent, with the form of transfer thereon duly executed by the holder or holders thereof or his or their attorney or attorneys duly authorised in writing and (B) complete and deposit such other certifications as may be required by the Registrar or, as the case may be, the relevant Transfer Agent and (ii) the Registrar or, as the case may be, the relevant Transfer Agent must, after due and careful enquiry, be satisfied with the documents of title and the identity of the person making the request. Any such transfer will be subject to such reasonable regulations as the Issuer, the Bond Trustee and the Registrar may from time to time prescribe (the initial such regulations being set out in Schedule 6 to the Agency Agreement). Subject as provided above, the Registrar or, as the case may be, the relevant Transfer Agent will, within three business days (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar or, as the case may be, the relevant Transfer Agent is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), authenticate and deliver, or procure the authentication and delivery of, at its specified office to the transferee or (at the risk of the transferee) send by uninsured mail, to such address as the transferee may request, a new Registered Covered Bond in definitive form of a like aggregate nominal amount to the Registered Covered Bond (or the relevant part of the Registered Covered Bond) transferred. In the case of the transfer of part only of a Registered Covered Bond in definitive form, a new Registered Covered Bond in definitive form in respect of the balance of the Registered Covered Bond not transferred will be so authenticated and delivered or (at the risk of the transferor) sent by uninsured mail to the address specified by the transferor.

(c) *Registration of transfer upon partial redemption*

In the event of a partial redemption of Covered Bonds under Condition 6, the Issuer shall not be required to register the transfer of any Registered Covered Bond, or part of a Registered Covered Bond, called for partial redemption.

(d) *Costs of registration*

Covered Bondholders will not be required to bear the costs and expenses of effecting any registration of transfer as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

(e) *Transfers of interests in Regulation S Global Covered Bonds*

Prior to expiry of the applicable Distribution Compliance Period, transfers by the holder of, or of a beneficial interest in, a Regulation S Global Covered Bond to a transferee in the United States or who is a U.S. person will only be made:

(i) upon receipt by the Registrar of a written certification substantially in the form set out in the Agency Agreement, amended as appropriate (a **Transfer Certificate**), copies of which are available from the specified office of the Registrar or any Transfer Agent, from the transferor of the Covered Bond or beneficial interest therein to the effect that such transfer is being made:

(A) to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A; or

(B) to a person who is an Institutional Accredited Investor, together with, in the case of (B), a duly executed investment letter from the relevant transferee substantially in the form set out in the Agency Agreement (an IAI Investment Letter); or

(ii) otherwise pursuant to the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States,

and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

In the case of (A) above, such transferee may take delivery through a Legended Covered Bonds in global or definitive form and, in the case of (B) above, such transferee may take delivery only through a Legended Covered Bond in definitive form. After expiry of the applicable Distribution Compliance Period (i) beneficial interests in Regulation S Global Covered Bonds registered in the name of a nominee for DTC may be held through DTC directly, by a participant in DTC, or indirectly through a participant in DTC and (ii) such certification requirements will no longer apply to such transfers.

(f) Transfers of interests in Legended Covered Bonds

Transfers of Legended Covered Bonds or beneficial interests therein may be made:

(i) to a transferee who takes delivery of such interest through a Regulation S Global Covered Bond, upon receipt by the Registrar of a duly completed Transfer Certificate from the transferor to the effect that such transfer is being made in accordance with Regulation S and that, in the case of a Regulation S Global Covered Bond registered in the name of a nominee for DTC, if such transfer is being made prior to expiry of the applicable Distribution Compliance Period, the interests in the Covered Bonds being transferred will be held immediately thereafter through Euroclear and/or Clearstream, Luxembourg; or

(ii) to a transferee who takes delivery of such interest through a Legended Covered Bond:

(A) where the transferee is a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, without certification; or

(B) where the transferee is an Institutional Accredited Investor,

subject to delivery to the Registrar of a Transfer Certificate from the transferor to the effect that such transfer is being made to an Institutional Accredited Investor, together with a duly executed IAI Investment Letter from the relevant transferee; or

(iii) otherwise pursuant to the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States,

and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

Covered Bonds transferred by Institutional Accredited Investors to QIBs pursuant to Rule 144A or outside the United States pursuant to Regulation S will be eligible to be held by such QIBs or non-U.S. investors through DTC, Euroclear or Clearstream, Luxembourg, as appropriate, and the Registrar will arrange for any Covered Bonds which are the subject of such a transfer to be represented by the appropriate Registered Global Covered Bonds, where applicable.

Upon the transfer, exchange or replacement of Legended Covered Bonds, or upon specific request for removal of the Legend, the Registrar shall deliver only Legended Covered Bonds or refuse to remove the Legend, as the case may be, unless there is delivered to the Issuer such

satisfactory evidence as may reasonably be required by the Issuer, which may include an opinion of U.S. counsel, that neither the Legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

(g) *Exchanges and transfers of Registered Covered Bonds generally*

Holders of Registered Covered Bonds in definitive form, other than Institutional Accredited Investors, may exchange such Covered Bonds for interests in a Registered Global Covered Bond of the same type at any time.

(h) *Definitions*

In the Conditions, the following expressions shall have the following meanings:

Distribution Compliance Period means the period that ends 40 days after the completion of the distribution of the relevant Tranche of Covered Bonds, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue);

Institutional Accredited Investor means an "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that is an institution;

Legended Covered Bonds means Registered Covered Bonds in definitive form that are issued to Institutional Accredited Investors and Registered Covered Bonds (whether in definitive form or represented by a Registered Global Covered Bond) sold in private transactions to QIBs in accordance with the requirements of Rule 144A;

QIB means a "qualified institutional buyer" within the meaning of Rule 144A;

Regulation S means Regulation S under the Securities Act;

Regulation S Global Covered Bond means a Registered Global Covered Bond representing Covered Bonds sold outside the United States in reliance on Regulation S;

Rule 144A means Rule 144A under the Securities Act;

Rule 144A Global Covered Bond means a Registered Global Covered Bond representing Covered Bonds sold in the United States to QIBs in reliance on Rule 144A; and

Securities Act means the United States Securities Act of 1933, as amended.

3. Status of the Covered Bonds and the Covered Bond Guarantee

(a) *Status of the Covered Bonds*

The Covered Bonds and any relative Receipts and Coupons constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves and (subject to any applicable statutory provisions) *pari passu* with all other present and future unsecured and unsubordinated obligations of the Issuer.

(b) *Status of the Covered Bond Guarantee*

The payment of Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment has been unconditionally and irrevocably guaranteed by the LLP (the **Covered Bond Guarantee**) in the Trust Deed. However, the LLP shall have no obligation under the Covered Bond Guarantee to pay any Guaranteed Amounts until the occurrence of an Issuer Event of Default, service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice and service by the Bond Trustee on the LLP of a Notice to Pay or, if earlier, following the occurrence of an LLP Event of Default, service by the Bond Trustee of an LLP Acceleration Notice. The obligations of the LLP under the Covered Bond Guarantee are direct (following an Issuer Event of Default, service of an Issuer Acceleration Notice and service of a Notice to Pay or an LLP Event of Default and service of an LLP Acceleration Notice), unconditional and unsubordinated obligations of the LLP, which are secured as provided in the Deed of Charge.

Any payment made by the LLP under the Covered Bond Guarantee shall (unless such obligation shall have been discharged as a result of the payment of Excess Proceeds to the Bond Trustee pursuant to Condition 9) discharge pro tanto the obligations of the Issuer in respect of such payment under the Covered Bonds, Receipts and Coupons except where such payment has been declared void, voidable or otherwise recoverable in whole or in part and recovered from the Bond Trustee or the Covered Bondholders.

As security for the LLP's obligations under the Covered Bond Guarantee and the other Transaction Documents (as defined in the Master Definitions and Construction Agreement) to which it is a party, the LLP has granted fixed and floating security over all of its assets under the Deed of Charge in favour of the Security Trustee (for itself and on behalf of the other Secured Creditors).

4. Interest

(a) Interest on Fixed Rate Covered Bonds

Each Fixed Rate Covered Bond bears interest on its Principal Amount Outstanding from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest payable, subject as provided in these Conditions, in arrear on the Interest Payment Date(s) in each year up to (and including) the Final Maturity Date. If a Notice to Pay is served on the LLP, the LLP shall pay Guaranteed Amounts in equivalent amounts to those described above under the Covered Bond Guarantee in respect of the Covered Bonds on the Original Due for Payment Dates or, if applicable, the Extended Due for Payment Date.

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

As used in the Conditions, **Fixed Interest Period** means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

(i) if "Actual/Actual (ISMA)" is specified in the applicable Final Terms:

(A) in the case of Covered Bonds where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the **Accrual Period**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(B) in the case of Covered Bonds where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Conditions:

Determination Period means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

Principal Amount Outstanding means in respect of a Covered Bond the principal amount of that Covered Bond on the relevant Issue Date thereof less principal amounts received by the relevant Covered Bondholder in respect thereof.

sub-unit means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, euro 0.01.

(b) Interest on Floating Rate Covered Bonds and Index Linked Interest Covered Bonds

(i) Interest Payment Dates

Each Floating Rate Covered Bond and Index Linked Interest Covered Bond bears interest on its Principal Amount Outstanding from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an **Interest Payment Date**) which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period. In these Conditions, the expression **Interest Period** shall mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) above, the **Floating Rate Convention**, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the **Following Business Day Convention**, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the **Modified Following Business Day Convention**, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the **Preceding Business Day Convention**, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In the Conditions, **Business Day** means a day which is:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) in the case of any sum payable, either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre) and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively or (2) in relation to any Covered Bonds denominated or payable in euro, a day on which the Trans-European Automated Real Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Covered Bonds and Index Linked Interest Covered Bonds will be determined in the manner specified in the applicable Final Terms.

(A) *ISDA Determination for Floating Rate Covered Bonds*

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this subparagraph (A), **ISDA Rate** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent or other person specified in the applicable Final Terms under an interest rate swap transaction if the Principal Paying Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Covered Bonds (the **ISDA Definitions**) and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is the period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate (**LIBOR**) or the Euro-zone inter-bank offered rate (**EURIBOR**) for a currency, the first day of that Interest Period, or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), **Floating Rate, Calculation Agent, Floating Rate Option, Designated Maturity** and **Reset Date** have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Covered Bonds*

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation (if there is only one quotation on the Relevant Screen Page); or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this sub-paragraph (B) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Covered Bonds is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Covered Bonds will be determined as provided in the applicable Final Terms.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Principal Paying Agent, in the case of Floating Rate Covered Bonds, and the Calculation Agent, in the case of Index Linked Interest Covered Bonds, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Covered Bonds, the Calculation Agent will notify the Principal Paying Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Principal Paying Agent will calculate the amount of interest payable on the Floating Rate Covered Bonds or Index Linked Interest Covered Bonds in respect of each Specified Denomination (each an **Interest Amount**) for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest for any Interest Period:

(A) if "Actual/365" or "Actual/Actual (ISDA)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(C) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(D) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(E) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month,

or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(F) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Final Maturity Date (or, as the case may be, Extended Due for Payment Date) is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Issuer will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Bond Trustee and to any stock exchange or other relevant competent authority or quotation system on which the relevant Floating Rate Covered Bonds or Index Linked Interest Covered Bonds are for the time being listed, quoted and/or traded or by which they have been admitted to listing and to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth Business Day (as defined in Condition 4(b)(i)) thereafter by the Principal Paying Agent. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment or alternative arrangements will be promptly notified to the Bond Trustee and each stock exchange or other relevant authority on which the relevant Floating Rate Covered Bonds or Index Linked Interest Covered Bonds are for the time being listed or by which they have been admitted to listing and to Covered Bondholders in accordance with Condition 13.

(vi) Determination or Calculation by Bond Trustee

If for any reason at any relevant time after the Issue Date, the Principal Paying Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Principal Paying Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with paragraph (iv) above, the Bond Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Bond Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Principal Paying Agent or the Calculation Agent, as the case may be.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Principal Paying Agent or the Calculation Agent or the Bond Trustee shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the LLP, the Principal Paying Agent, the Calculation Agent, the other Paying Agents, the Bond Trustee and all Covered Bondholders, Receiptholders and Couponholders and (in the absence of wilful default or bad faith) no liability to the Issuer, the LLP, the Covered Bondholders, the Receiptholders or the Couponholders shall attach to the Principal Paying Agent or the Calculation Agent or the Bond Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Covered Bonds

In the case of Dual Currency Interest Covered Bonds where the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest shall be determined in the manner specified in the applicable Final Terms.

(d) *Accrual of interest*

Interest (if any) will cease to accrue on each Covered Bond (or in the case of the redemption of part only of a Covered Bond, that part only of such Covered Bond) on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused in which event, interest will continue to accrue as provided in the Trust Deed.

5. Payments

(a) *Method of payment*

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment but without prejudice to the provisions of Condition 7. References to Specified Currency will include any successor currency under applicable law.

(b) *Presentation of Bearer Definitive Covered Bonds, Receipts and Coupons*

Payments of principal and interest (if any) will (subject as provided below) be made against presentation and surrender of Bearer Definitive Covered Bonds or Coupons, as the case may be, at any specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments (if any) of principal other than the final instalment, will (subject as provided below) be made against presentation and surrender of the relevant Receipt. Each Receipt must be presented for payment of the relevant instalment together with the Bearer Definitive Covered Bond to which it appertains. If any Bearer Definitive Covered Bond is redeemed or becomes repayable prior to the stated maturity thereof, principal will be payable only on surrender of such Bearer Definitive Covered Bond together with all unmatured Receipts appertaining thereto. Receipts presented without the Bearer Definitive Covered Bond to which they appertain and unmatured Receipts do not constitute valid obligations of the Issuer or the LLP.

Fixed Rate Covered Bonds in definitive bearer form (other than Dual Currency Covered Bonds or Index Linked Covered Bonds or Long Maturity Covered Bonds) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall include Coupons falling to be issued on exchange of matured Talons), failing which an amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the total amount due) will be deducted from the amount due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 12 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, six years from the date on which such Coupon would otherwise have become due.

Upon amounts in respect of any Fixed Rate Covered Bond in definitive bearer form becoming due and repayable by the Issuer (in the absence of a Notice to Pay) or LLP under the Covered Bond Guarantee prior to its Final Maturity Date (or, as the case may be, Extended Due for Payment Date), all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Covered Bond, Dual Currency Covered Bond, Index Linked Covered Bond or Long Maturity Covered Bond in definitive bearer form, all unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be

made in respect thereof. A **Long Maturity Covered Bond** is a Fixed Rate Covered Bond (other than a Fixed Rate Covered Bond which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Covered Bond shall cease to be a Long Maturity Covered Bond on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the Principal Amount Outstanding of such Covered Bond. If the date for redemption of any Bearer Definitive Covered Bond is not an Interest Payment Date, interest (if any) accrued in respect of such Covered Bond from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant Bearer Definitive Covered Bond.

(c) *Payments in respect of Bearer Global Covered Bonds*

Payments of principal and interest (if any) in respect of Covered Bonds represented by any Bearer Global Covered Bond will (subject as provided below) be made in the manner specified above in relation to Bearer Definitive Covered Bonds and otherwise in the manner specified in the relevant Global Covered Bond against presentation or surrender, as the case may be, of such Global Covered Bond at the specified office of any Paying Agent outside the United States. A record of each payment made on such Bearer Global Covered Bond, distinguishing between any payment of principal and any payment of interest, will be made on such Global Covered Bond by the Paying Agent and such record shall be prima facie evidence that the payment in question has been made.

(d) *Payments in respect of Registered Covered Bonds*

Payments of principal (other than instalments of principal prior to the final instalment) in respect of each Registered Covered Bond (whether or not in global form) will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Registered Covered Bond at the specified office of the Registrar or any of the Paying Agents. Such payments will be made by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of the Registered Covered Bond appearing in the register of holders of the Registered Covered Bonds maintained by the Registrar (the **Register**) at the close of business on the third Business Day (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar is located) before the relevant due date. Notwithstanding the previous sentence, if (i) a holder does not have a **Designated Account** or (ii) the principal amount of the Covered Bonds held by a holder is less than U.S.$250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a **Designated Bank** (as defined below). For these purposes, Designated Account means the account (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by a holder with a Designated Bank and identified as such in the Register and Designated Bank means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) and (in the case of a payment in euro) any bank which processes payments in euro.

Payments of interest and payments of instalments of principal (other than the final instalment) in respect of each Registered Covered Bond (whether or not in global form) will be made by a cheque in the Specified Currency drawn on a Designated Bank and mailed by uninsured mail on the Business Day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Registered Covered Bond appearing in the Register at the close of business on the fifteenth day (whether or not such fifteenth day is a Business Day) before the relevant due date (the **Record Date**) at the holder's address shown in the Register on the Record Date and at the holder's risk. Upon application of the holder to the specified office of the Registrar not less than three Business Days in the city where the specified office of the Registrar is located before the due date for any payment of interest in respect of a Registered Covered Bond, the payment may be made by transfer on the due date in the manner provided in the preceding paragraph. Any such application for transfer shall be deemed to relate to all future payments of interest (other than interest due on redemption) and instalments of principal (other than the final instalment) in respect of the Registered Covered Bonds which become payable to the holder who has made the initial application until such time as the Registrar is notified in writing to the contrary by such holder. Payment of the interest due in respect of each Registered Covered Bond on redemption and the

final instalment of principal will be made in the same manner as payment of the principal in respect of such Registered Covered Bond.

Holders of Registered Covered Bonds will not be entitled to any interest or other payment for any delay in receiving any amount due in respect of any Registered Covered Bond as a result of a cheque posted in accordance with this Condition arriving after the due date for payment or being lost in the post. No commissions or expenses shall be charged to such holders by the Registrar in respect of any payments of principal or interest in respect of the Registered Covered Bonds.

All amounts payable to DTC or its nominee as registered holder of a Registered Global Covered Bond in respect of Covered Bonds denominated in a Specified Currency other than U.S. dollars shall be paid by transfer by the Registrar to an account in the relevant Specified Currency of the Exchange Agent on behalf of DTC or its nominee for conversion into and payment in U.S. dollars in accordance with the provisions of the Agency Agreement.

None of the Issuer, the LLP, the Bond Trustee or the Agents will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Registered Global Covered Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(e) *General provisions applicable to payments*

The holder of a Global Covered Bond (or, as provided in the Trust Deed, the Bond Trustee) shall be the only person entitled to receive payments in respect of Covered Bonds represented by such Global Covered Bond and the Issuer or, as the case may be, the LLP will be discharged by payment to, or to the order of, the holder of such Global Covered Bond (or the Bond Trustee, as the case may be) in respect of each amount so paid. Each of the persons shown in the records of DTC, Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Covered Bonds represented by such Global Covered Bond must look solely to DTC, Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer or the LLP to, or to the order of, the holder of such Global Covered Bond (or the Bond Trustee, as the case may be). No person other than the holder of the relevant Global Covered Bond (or, as provided in the Trust Deed, the Bond Trustee) shall have any claim against the Issuer or the LLP in respect of any payments due on that Global Covered Bond.

Notwithstanding the foregoing provisions of this Condition, payments of principal and/or interest in U.S. Dollars will only be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. Dollars at such specified offices outside the United States of the full amount of interest on the Bearer Covered Bonds in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. Dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer and the LLP, adverse tax consequences to the Issuer or the LLP.

(f) *Payment Day*

If the date for payment of any amount in respect of any Covered Bond, Receipt or Coupon is not a Payment Day (as defined below), the holder thereof shall not be entitled to payment of the relevant amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this Condition (unless otherwise specified in the applicable Final Terms), **Payment Day** means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London; and

(C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open; and

(iii) in the case of any payment in respect of a Registered Global Covered Bond denominated in a Specified Currency other than U.S. dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such Registered Global Covered Bond) has elected to receive any part of such payment in U.S. dollars, a day on which commercial banks are not authorised or required by law or regulation to be closed in New York City.

(g) *Interpretation of principal and interest*

Any reference in these Conditions to principal in respect of the Covered Bonds shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertakings or covenants given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Covered Bonds;

(iii) the Early Redemption Amount of the Covered Bonds;

(iv) the Optional Redemption Amount(s) (if any) of the Covered Bonds;

(v) in relation to Covered Bonds redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Covered Bonds, the Amortised Face Amount (as defined in Condition 6(d));

(vii) any premium and any other amounts (other than interest) which may be payable under or in respect of the Covered Bonds;

(viii) in relation to Dual Currency Covered Bonds, the principal payable in any relevant Specified Currency; and

(ix) any Excess Proceeds which may be payable by the Bond Trustee under or in respect of the Covered Bonds.

Any reference in these Conditions to interest in respect of the Covered Bonds shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertakings given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6. Redemption and Purchase

(a) Final redemption

Unless previously redeemed or purchased and cancelled as specified below, each Covered Bond will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Final Maturity Date.

Without prejudice to Condition 9, if an Extended Due for Payment Date is specified as applicable in the Final Terms for a Series of Covered Bonds and the Issuer has failed to pay the Final Redemption Amount on the Final Maturity Date specified in the Final Terms (or after expiry of the grace period set out in Condition 9(a)(i)) and following the service of a Notice to Pay on the LLP by no later than the date falling one Business Day prior to the Extension Determination Date the LLP has insufficient moneys available under the Guarantee Priority of Payments to pay the Guaranteed Amounts corresponding to the Final Redemption Amount in full in respect of the relevant Series of Covered Bonds on the date falling on the earlier of (a) the date which falls two Business Days after service of such Notice to Pay on the LLP or if later the Final Maturity Date (or, in each case, after the expiry of the grace period set out in Condition 9(b)(i)) under the terms

of the Covered Bond Guarantee or (b) the Extension Determination Date, then (subject as provided below) payment of the unpaid amount by the LLP under the Covered Bond Guarantee shall be deferred until the Extended Due for Payment Date.

The LLP shall notify the relevant Covered Bondholders (in accordance with Condition 13), the Rating Agencies, the Bond Trustee, the Security Trustee, the Principal Paying Agent and the Registrar (in the case of Registered Covered Bonds) as soon as reasonably practicable and in any event at least one Business Day prior to the dates specified in (a) and (b) of the preceding paragraph of any inability of the LLP to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of a Series of Covered Bonds pursuant to the Covered Bond Guarantee. Any failure by the LLP to notify such parties shall not affect the validity or effectiveness of the extension nor give rise to any rights in any such party.

In the circumstances outlined above, the LLP shall on the earlier of (a) the date falling two Business Days after the service of a Notice to Pay or if later the Final Maturity Date (or, in each case, after the expiry of the grace period set out in Condition 9(b)(i)) and (b) the Extension Determination Date, under the Covered Bond Guarantee, apply the moneys (if any) available (after paying or providing for payment of higher ranking or *pari passu* amounts in accordance with the Guarantee Priority of Payments) pro rata in part payment of an amount equal to the Final Redemption Amount of each Covered Bond of the relevant Series of Covered Bonds and shall pay Guaranteed Amounts constituting the Scheduled Interest in respect of each such Covered Bond on such date. The obligation of the LLP to pay any amounts in respect of the balance of the Final Redemption Amount not so paid shall be deferred as described above.

Any discharge of the Issuer as the result of the payment of Excess Proceeds to the Bond Trustee shall be disregarded for the purposes of determining the amounts to be paid by the LLP under the Covered Bond Guarantee in connection with this Condition 6(a).

Such failure to pay by the LLP shall not constitute an LLP Event of Default.

(b) *Redemption for taxation reasons*

The Covered Bonds may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Covered Bond is neither a Floating Rate Covered Bond, an Index Linked Interest Covered Bond nor a Dual Currency Interest Covered Bond) or on any Interest Payment Date (if this Covered Bond is either a Floating Rate Covered Bond, an Index Linked Interest Covered Bond or a Dual Currency Interest Covered Bond), on giving not less than 30 nor more than 60 days' notice to the Bond Trustee and, in accordance with Condition 13, the Covered Bondholders (which notice shall be irrevocable), if the Issuer satisfies the Bond Trustee immediately before the giving of such notice that on the occasion of the next date for payment of interest, the Issuer is or will be required to pay additional amounts as provided in Condition 7. Covered Bonds redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in paragraph (d) below together (if appropriate, with interest accrued to (but excluding) the date of redemption).

(c) *Redemption at the option of the Issuer (Issuer Call)*

If Issuer Call is specified in the applicable Final Terms, the Issuer may, having (unless otherwise specified, in the applicable Final Terms) given not less than 30 nor more than 60 days' notice to the Bond Trustee, the Principal Paying Agent, (in the case of the redemption of Registered Covered Bonds) the Registrar and, in accordance with Condition 13, the Covered Bondholders (which notice shall be irrevocable) redeem all or some only (as specified in the applicable Final Terms) of the Covered Bonds then outstanding on any Optional Redemption Date(s) and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date(s). Upon expiry of such notice, the Issuer shall be bound to redeem the Covered Bonds accordingly. In the event of the redemption of some only of the Covered Bonds, such redemption must be for an amount being the Minimum Redemption Amount or a Higher Redemption Amount. In the case of a partial redemption of Covered Bonds, the Covered Bonds to be redeemed (the **Redeemed Covered Bonds**) will be selected individually by lot, in the case of Redeemed Covered Bonds represented by Definitive Covered Bonds, and in accordance with the rules of DTC, Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Covered Bonds represented by a Global Covered Bond, in each case, not more than 60 days prior to the date fixed for redemption (such date of selection being hereinafter called the **Selection Date**). In the case of Redeemed Covered Bonds represented by Definitive Covered Bonds, a list of the serial numbers of such Redeemed Covered Bonds will be published in

accordance with Condition 13 not less than 30 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Covered Bonds represented by Definitive Covered Bonds shall bear the same proportion to the aggregate nominal amount of all Redeemed Covered Bonds as the aggregate nominal amount of Definitive Covered Bonds outstanding bears to the aggregate nominal amount of the Covered Bonds outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Covered Bonds represented by a Global Covered Bond shall be equal to the balance of the Redeemed Covered Bonds. No exchange of the relevant Global Covered Bond will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Covered Bondholders in accordance with Condition 13 at least 30 days prior to the Selection Date.

(d) Early Redemption Amounts

For the purpose of paragraphs (b) above and (j) below and Condition 9, each Covered Bond will be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Covered Bond with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Covered Bond (other than a Zero Coupon Covered Bond but including an Instalment Covered Bond) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Covered Bond is denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iii) in the case of a Zero Coupon Covered Bond, at an amount (the **Amortised Face Amount**) equal to the sum of:

(a) the Reference Price; and

(b) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Covered Bonds to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Covered Bond becomes due and repayable,

or such other amount as is provided in the applicable Final Terms.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made (i) in the case of a Zero Coupon Covered Bond payable in a Specified Currency other than euro, on the basis of a 360-day year consisting of 12 months of 30 days each or (ii) in the case of a Zero Coupon Covered Bond payable in euro, on the basis of the actual number of days elapsed divided by 365 (or, if any of the days elapsed falls in a leap year, the sum of (x) the number of those days falling in a leap year divided by 366 and (y) the number of those days falling in a non leap year divided by 365) or (iii) on such other calculation basis as may be specified in the applicable Final Terms.

(e) Instalments

Instalment Covered Bonds will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (d) above.

(f) Purchases

The Issuer or any of its subsidiaries (including the LLP) may at any time purchase or otherwise acquire Covered Bonds (provided that, in the case of Bearer Definitive Covered Bonds, all unmatured Receipts, Coupons and Talons appertaining thereto are attached thereto or surrendered therewith) at any price in the open market either by tender or private agreement or otherwise. If purchases are made by tender, tenders must be available to all Covered Bondholders alike. Such Covered Bonds may be held, reissued, resold or, at the option of the Issuer or the relevant subsidiary, surrendered to any Paying Agent and/or the Registrar for cancellation (except that any Covered Bonds purchased or otherwise acquired by the LLP must immediately be surrendered to any Paying Agent and/or the Registrar for cancellation).

(g) Cancellation

All Covered Bonds which are redeemed will forthwith be cancelled (together with, in the case of Bearer Definitive Covered Bonds, all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Covered Bonds so cancelled and any Covered Bonds purchased and surrendered for cancellation pursuant to paragraph (f) above and cancelled (together with, in the case of Bearer Definitive Covered Bonds, all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and cannot be held, reissued or resold.

(h) Late payment on Zero Coupon Covered Bonds

If the amount payable in respect of any Zero Coupon Covered Bond upon redemption of such Zero Coupon Covered Bond pursuant to paragraph (a), (b) or (c) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Covered Bond shall be the amount calculated as provided in paragraph (d)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Covered Bond becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Covered Bond have been paid; and

(ii) the date on which the full amount of the moneys payable in respect of such Zero Coupon Covered Bonds has been received by the Principal Paying Agent or the Bond Trustee or the Registrar and notice to that effect has been given to the Covered Bondholders either in accordance with Condition 13 or individually.

(i) Legislative Exchange

Following the coming into force in the United Kingdom, at any time after the Programme Date, of (i) any legislation similar to covered bond legislation in force in any other European Union country or (ii) any rules, regulations or guidelines published by any governmental authority that provides for bonds issued by United Kingdom issuers to qualify for the same benefits available to covered bonds issued under covered bond legislation in force in any other European Union country, the Issuer may, at its option and without the consent of the Bond Trustee, the Security Trustee, the Covered Bondholders, the Receiptholders or the Couponholders, exchange all (but not some only) of the Covered Bonds of all Series then outstanding (the **Existing Covered Bonds**) for new Covered Bonds which qualify as covered bonds under such new legislation, rules, regulations or guidelines (the **New Covered Bonds**) in identical form, amounts and denominations as the Existing Covered Bonds and on the same economic terms and conditions as the Existing Covered Bonds (the **Legislative Exchange**) if not more than 60 nor less than 30 days' notice to the Covered Bondholders (in accordance with Condition 13) and the Bond Trustee is given and provided that:

(i) on the date on which such notice expires the Issuer delivers to the Bond Trustee a certificate signed by two Directors of the Issuer and a certificate signed by a Designated Member of the LLP confirming that, in the case of the Issuer, no Issuer Event of Default or Potential Issuer Event of Default and, in the case of the LLP, no LLP Event of Default or Potential LLP Event of Default, shall have occurred and be continuing;

(ii) each of the Rating Agencies then rating the Existing Covered Bonds has confirmed in writing that the New Covered Bonds will be assigned the same ratings as are then applicable to the Existing Covered Bonds; and

(iii) if the Existing Covered Bonds are listed, quoted and/or traded on or by a competent and/ or relevant listing authority, stock exchange and/or quotation system on or before the date on which such notice expires the Issuer delivers to the Bond Trustee a certificate signed by two Directors of the Issuer confirming that all applicable rules of such competent and/or relevant listing authority, stock exchange and/or quotation system have been or will be complied with.

The Existing Covered Bonds will be cancelled concurrently with the issue of the New Covered Bonds and with effect on and from the date of issue thereof all references herein to Covered Bonds shall be deemed to be references to the New Covered Bonds.

(j) Redemption due to illegality

The Covered Bonds of all Series may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the Bond Trustee, the Principal Paying Agent, the Registrar and, in accordance with Condition 13, all Covered Bondholders (which notice shall be irrevocable), if the Issuer satisfies the Bond Trustee immediately before the giving of such notice that it has, or will, before the next Interest Payment Date of any Covered Bond of any Series, become unlawful for the Issuer to make, fund or allow to remain outstanding any Term Advance made by it to the LLP under the Intercompany Loan Agreement, as a result of any change in, or amendment to, the applicable laws or regulations or any change in the application or official interpretation of such laws or regulations, which change or amendment has become or will become effective before the next such Interest Payment Date.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Bond Trustee a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and the Bond Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on all Covered Bondholders, Receiptholders and Couponholders.

Covered Bonds redeemed pursuant to this Condition 6(j) will be redeemed at their Early Redemption Amount referred to in paragraph 6(d) above together (if appropriate) with interest accrued to (but excluding) the date of redemption.

7. Taxation

All payments of principal and interest (if any) in respect of the Covered Bonds, Receipts and Coupons by or on behalf of the Issuer or the LLP, as the case may be, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In the event of a withholding or deduction being made by the Issuer in respect of a payment made by it, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Covered Bonds, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Covered Bonds, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Covered Bond, Receipt or Coupon presented for payment:

(a) in the United Kingdom; or

(b) by or on behalf of a holder who (i) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant taxing authority but fails to do so; or (ii) is liable for such taxes, duties, assessments or governmental charges in respect of such Covered Bonds, Receipts or Coupons (as the case may be) by reason of his having some connection with the United Kingdom other than merely by reason of the holding of such Covered Bonds, Receipts or Coupons; or

(c) more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on the last day of such period of 30 days; or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(e) by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Covered Bond, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein:

Relevant Date means the date on which such payment in respect of the Covered Bond, Receipt or Coupon first becomes due and payable, except that, if the full amount of the moneys payable on such date has not been duly received by the Bond Trustee, the Registrar or the Principal Paying Agent on or prior to such date, it means the date on which such moneys have been so received, notice to that effect having been given to the Covered Bondholders in accordance with Condition 13.

Should any payments made by the LLP under the Covered Bond Guarantee be made subject to any withholding or deduction on account of taxes or duties of whatever nature imposed or levied by or on account of the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax, the LLP will not be obliged to pay any additional amounts as a consequence.

8. Prescription

The Covered Bonds (whether in bearer or registered form), Receipts and Coupons will become void unless presented for payment within 12 years (in the case of principal) and six years (in the case of interest) in each case from the Relevant Date (as defined in Condition 7) therefor, subject in each case to the provisions of Condition 5.

There shall not be included in any Coupon sheet issued on exchange of a Talon, any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5 or any Talon which would be void pursuant to Condition 5.

9. Events of Default and Enforcement

(a) Issuer Events of Default

The Bond Trustee at its discretion may, and if so requested in writing by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds (which for this purpose or the purpose of any Extraordinary Resolution referred to in this Condition 9(a) means the Covered Bonds of this Series together with the Covered Bonds of any other Series constituted by the Trust Deed) then outstanding as if they were a single Series (with the nominal amount of Covered Bonds not denominated in Sterling converted into Sterling at the relevant Covered Bond Swap Rate) or if so directed by an Extraordinary Resolution of all the Covered Bondholders shall, (but in the case of the happening of any of the events mentioned in sub-paragraphs (ii) to (vii) below, only if the Bond Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Covered Bondholders of any Series) (subject in each case to being indemnified and/or secured to its satisfaction), give notice (an **Issuer Acceleration Notice**) in writing to the Issuer that as against the Issuer (but not, for the avoidance of doubt, against the LLP under the Covered Bond Guarantee) that each Covered Bond of each Series is, and each such Covered Bond shall thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest as provided in the Trust Deed if any of the following events (each an **Issuer Event of Default**) shall occur and be continuing:

(i) if default is made for a period of seven days or more in the payment of any principal due in respect of the Covered Bonds or any of them or 14 days or more in the payment of any interest due in respect of the Covered Bonds or any of them; or

(ii) if default is made by the Issuer in the performance or observance of any obligation, condition or provision binding on it under the Covered Bonds, Receipts or Coupons of any Series or the Trust Deed or any other Transaction Document to which the Issuer is party (other than any obligation for the payment of any principal or interest in respect of the Covered Bonds) and, except where such default is or the effects of such default are, in the opinion of the Bond Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Bond Trustee may permit) after written notice thereof has been given by the Bond Trustee to the Issuer requiring the same to be remedied; or

(iii) if an order is made or an effective resolution passed for the winding up of the Issuer (except, in any such case, a winding up or dissolution for the purpose of a reconstruction or amalgamation in the terms of which have previously been approved by the Bond Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up); or

(iv) if the Issuer stops or threatens to stop payment to its creditors generally or the Issuer ceases or threatens to cease to carry on its business or substantially the whole of its business (except for the purpose of or in connection with a reconstruction or amalgamation the terms of which have previously been approved in writing by the Bond Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up); or

(v) if an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed of the whole or any material part of the undertaking, property and assets of the Issuer or if a distress, diligence or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of the Issuer and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Bond Trustee may permit); or

(vi) if any payment in respect of indebtedness for moneys borrowed (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) by the Issuer is not made on its due date (or by the expiry of any applicable grace period as originally provided) or becomes due and payable prior to its stated maturity by reason of default or if any guarantee or indemnity of any payment in respect of indebtedness for moneys borrowed from any third party given by the Issuer is not honoured when due and called upon (except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount); or

(vii) the Issuer shall be unable to pay its debts as and when they fall due; or

(viii) a failure to satisfy the Asset Coverage Test (as set out in the LLP Deed) on any Calculation Date which has not been cured by the LLP by the next following Calculation Date.

As used in this Condition, **Specified Amount** means the greater of (a) £15,000,000 or its equivalent in any other currency or currencies and (b) such amount in Sterling as is equal to one per cent. of the aggregate of (1) the nominal amount of the share capital of the Issuer for the time being issued and paid up or credited as paid up, (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of the Issuer and its Subsidiaries and (3) any amounts attributable to minority interests in Subsidiaries, all as shown in the latest audited consolidated balance sheet of the Issuer and its subsidiaries prepared in accordance with generally accepted accounting principles in the United Kingdom less (4) any amounts, determined in accordance with generally accepted accounting principles in the United Kingdom, representing distribution of cash or tangible assets declared, recommended or made by the Issuer or any of its Subsidiaries (other than any distribution attributable to the Issuer or another Subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of the Issuer and its Subsidiaries and less (5) any amounts shown in such latest audited consolidated balance sheet (y) attributable to intangible assets and (z) of any debit on profit and loss account.

A certificate of two Directors of the Issuer as to the Specified Amount shall, in the absence of manifest error, be conclusive and binding on all parties.

Upon the Covered Bonds becoming immediately due and repayable against the Issuer pursuant to this Condition 9(a), the Bond Trustee shall forthwith serve a notice to pay (the **Notice to Pay**) on the LLP pursuant to the Covered Bond Guarantee and the LLP shall be required to make payments of Guaranteed Amounts when the same shall become Due for Payment in accordance with the terms of the Covered Bond Guarantee.

Following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice, the Bond Trustee may or shall take such proceedings against the Issuer in accordance with the first paragraph of Condition 9(c).

The Trust Deed provides that all moneys received by the Bond Trustee from the Issuer or any administrator, administrative receiver, receiver, liquidator or other similar official appointed in relation to the Issuer following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice and a Notice to Pay (the **Excess Proceeds**), shall be paid by the Bond Trustee on behalf of the Covered Bondholders of the relevant Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in the GIC Account and the Excess Proceeds shall thereafter form part of the Security and shall be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account pursuant

to the Deed of Charge and the LLP Deed. Any Excess Proceeds received by the Bond Trustee shall discharge pro tanto the obligations of the Issuer in respect of the payment of the amount of such Excess Proceeds under the Covered Bonds, Receipts and Coupons. However, the obligations of the LLP under the Covered Bond Guarantee are (following an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer and Notice to Pay on the LLP) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds shall not reduce or discharge any of such obligations.

By subscribing for Covered Bond(s), each Covered Bondholder shall be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

(b) LLP Events of Default

The Bond Trustee at its discretion may, and if so requested in writing by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds (which for this purpose and the purpose of any Extraordinary Resolution referred to in this Condition 9(b) means the Covered Bonds of this Series together with the Covered Bonds of any other Series constituted by the Trust Deed) then outstanding as if they were a single Series (with the nominal amount of Covered Bonds not denominated in Sterling converted into Sterling at the relevant Covered Bond Swap Rate) or if so directed by an Extraordinary Resolution of all the Covered Bondholders shall (subject in each case to being indemnified and/or secured to its satisfaction), but in the case of the happening of any of the events described in paragraphs (ii) to (vii) below, only if the Bond Trustee shall have certified in writing to the Issuer and the LLP that such event is, in its opinion, materially prejudicial to the interests of the Covered Bondholders of any Series, give notice (the **LLP Acceleration Notice**) in writing to the Issuer and to the LLP, that (x) each Covered Bond of each Series is, and each Covered Bond of each Series shall as against the Issuer (if not already due and repayable against it following an Issuer Event of Default), thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest and (y) all amounts payable by the LLP under the Covered Bond Guarantee shall thereupon immediately become due and payable at the Guaranteed Amount corresponding to the Early Redemption Amount for each Covered Bond of each Series together with accrued interest, in each case as provided in the Trust Deed and thereafter the Security shall become enforceable if any of the following events (each an **LLP Event of Default**) shall occur and be continuing:

(i) default is made by the LLP for a period of seven days or more in the payment of any Guaranteed Amounts when Due for Payment in respect of the Covered Bonds of any Series except in the case of the payments of a Guaranteed Amount when Due for Payment under Condition 6(a) where the LLP shall be required to make payments of Guaranteed Amounts which are Due for Payment on the dates specified therein; or

(ii) if default is made by the LLP in the performance or observance of any obligation, condition or provision binding on it (other than any obligation for the payment of Guaranteed Amounts in respect of the Covered Bonds of any Series) under the Trust Deed, the Deed of Charge or any other Transaction Document to which the LLP is a party and, except where such default is or the effects of such default are, in the opinion of the Bond Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Bond Trustee may permit) after written notice thereof has been given by the Bond Trustee to the LLP requiring the same to be remedied; or

(iii) an order is made or an effective resolution passed for the liquidation or winding up of the LLP; or

(iv) if the LLP ceases or threatens to cease to carry on its business or substantially the whole of its business; or

(v) the LLP shall stop payment or shall be unable, or shall admit inability, to pay its debts generally as they fall due or shall be adjudicated or found bankrupt or insolvent; or

(vi) proceedings are initiated against the LLP under any applicable liquidation, winding up, insolvency, bankruptcy, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition or the filing of documents with a court or any registrar for its winding-up, administration or dissolution or the giving notice of the intention to appoint an administrator (whether out of court or otherwise)); or a receiver,

administrator, trustee or other similar official shall be appointed (whether out of court of otherwise) in relation to the LLP or in relation to the whole or any part of its assets, or a distress, diligence or execution or other process shall be levied or enforced upon or sued out against the whole or any part of its assets, or if the LLP shall initiate or consent to judicial proceedings relating to itself under any applicable liquidation, winding up, insolvency, bankruptcy, composition, reorganisation or other similar laws or shall make a conveyance, assignment or assignation for the benefit of, or shall enter into any composition with, its creditors generally; or

(vii) a failure to satisfy the Amortisation Test (as set out in the LLP Deed) on any Calculation Date following an Issuer Event of Default.

Following the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice, each of the Bond Trustee and the Security Trustee may or shall take such proceedings or steps in accordance with the first and second paragraphs, respectively, of Condition 9(c) and the Covered Bondholders shall have a claim against the LLP, under the Covered Bond Guarantee, for an amount equal to the Early Redemption Amount together with accrued interest and any other amount due under the Covered Bonds (other than additional amounts payable under Condition 7) as provided in the Trust Deed in respect of each Covered Bond.

(c) Enforcement

The Bond Trustee may at any time after service of an Issuer Acceleration Notice (in the case of the Issuer) or an LLP Acceleration Notice (in the case of the LLP), at its discretion and without further notice, take such proceedings against the Issuer and/or the LLP, as the case may be, and/or any other person as it may think fit to enforce the provisions of the Trust Deed, the Covered Bonds, the Receipts and the Coupons, but it shall not be bound to take any such enforcement proceedings in relation to the Trust Deed, the Covered Bonds, the Receipts or the Coupons or any other Transaction Document unless (i) it shall have been so directed by an Extraordinary Resolution of all the Covered Bondholders of all Series (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or so requested in writing by the holders of not less than 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series then outstanding (taken together and converted into Sterling at the relevant Covered Bond Swap Rate as aforesaid) and (ii) it shall have been indemnified and/or secured to its satisfaction.

In exercising any of its powers, trusts, authorities and discretions the Bond Trustee shall only have regard to the interests of the Covered Bondholders of all Series and shall not have regard to the interests of any other Secured Creditors.

The Security Trustee may at any time, at its discretion and without further notice, take such proceedings against the LLP and/or any other person as it may think fit to enforce the provisions of the Deed of Charge and may, at any time after the Security has become enforceable, take such steps as it may think fit to enforce the Security, but it shall not be bound to take any such steps unless (i) it shall have been so directed by an Extraordinary Resolution of all the Covered Bondholders of all Series (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or a request in writing by the holders of not less than 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series then outstanding (taken together converted into Sterling at the relevant Covered Bond Swap Rate as aforesaid); and (ii) it shall have been indemnified and/or secured to its satisfaction. In exercising any of its powers, trusts, authorities and discretions under this paragraph the Security Trustee shall only have regard to the interests of the Covered Bondholders of all Series and shall not have regard to the interests of any other Secured Creditors.

No Covered Bondholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the LLP or to take any action with respect to the Trust Deed, the Covered Bonds, the Receipts, the Coupons, or the Security unless the Bond Trustee or the Security Trustee, as applicable, having become bound so to proceed, fails so to do within a reasonable time and such failure shall be continuing.

10. Replacement of Covered Bonds, Receipts, Coupons and Talons

Should any Covered Bond, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent in London (in the case of Bearer Covered Bonds, Receipts or Coupons) or the Registrar (in the case of Registered Covered Bonds), or any other place approved by the Bond Trustee of which notice

shall have been published in accordance with Condition 13 upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Covered Bonds, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. Principal Paying Agent, Paying Agents, Registrar, Transfer Agent and Exchange Agent

The names of the initial Principal Paying Agent, the other initial Paying Agents, the initial Registrar, the initial Transfer Agent, the initial Exchange Agent and their initial specified offices are set out below.

In the event of the appointed office of any such bank being unable or unwilling to continue to act as the Principal Paying Agent, or failing duly to determine the Rate of Interest, if applicable, or to calculate the Interest Amounts for any Interest Period, the Issuer shall appoint the London office of such other bank as may be approved by the Bond Trustee to act as such in its place. The Principal Paying Agent may not resign its duties or be removed from office without a successor having been appointed as aforesaid.

The Issuer is entitled, with the prior written approval of the Bond Trustee, to vary or terminate the appointment of any Paying Agent or the Registrar and/or appoint additional or other Paying Agents or the Registrar and/or approve any change in the specified office through which any Paying Agent or the Registrar acts, provided that:

(a) there will at all times be a Principal Paying Agent and a Registrar;

(b) the Issuer will, so long as any of the Covered Bonds is outstanding, maintain a Paying Agent (which may be the Principal Paying Agent) having a specified office in a city approved by the Bond Trustee in continental Europe;

(c) so long as any of the Covered Bonds are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent (in the case of Bearer Covered Bonds) and a Transfer Agent (in the case of Registered Covered Bonds) with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or as the case may be, other relevant authority;

(d) so long as any of the Registered Global Bonds payable in a Specified Currency other than U.S. dollars are held through DTC or its nominee, there will at all times be an Exchange Agent with a specified office in New York City; and

(e) the Issuer will ensure that it maintains a Paying Agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to such Directive,

in each case unless otherwise agreed by the Bond Trustee because it is unduly onerous to the Issuer or not consistent with market practice.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(e). Notice of any such variation, termination, appointment or change will be given by the Issuer to the Covered Bondholders as soon as reasonably practicable in accordance with Condition 13.

In acting under the Agency Agreement, the Agents act solely as agents of the Issuer and the LLP and, in certain circumstances specified therein, of the Bond Trustee and do not assume any obligation to, or relationship of agency or trust with, any Covered Bondholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Bearer Covered Bond to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Bearer Covered Bonds will be valid if published in the Financial Times or any other daily newspaper in London approved by the Bond Trustee or, if this is not possible, in one other English language daily newspaper approved by the Bond Trustee with general circulation in Europe. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or any other relevant authority on which the Bearer Covered Bonds are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers or where published in such newspapers on different dates, the last date of such first publication.

All notices regarding the Registered Covered Bonds will be deemed to be validly given if sent by first class mail or (if posted to an address overseas) by airmail to the holders (or the first named of joint holders) at their respective addresses recorded in the Register and will be deemed to have been given on the fourth day after mailing and, in addition, for so long as any Registered Covered Bonds are listed, quoted or traded on a stock exchange or are admitted to listing by another relevant authority and the rules of that stock exchange or relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by those rules.

So long as the Covered Bonds are represented in their entirety by any Global Covered Bonds held on behalf of DTC and/or Euroclear and/or Clearstream, Luxembourg, there may be substituted for such publication in such newspaper(s) the delivery of the relevant notice to DTC and/or Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Covered Bonds and, in addition, for so long as any Covered Bonds are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of the stock exchange, or as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, or any other relevant authority. Any such notice shall be deemed to have been given to the holders of the Covered Bonds on the seventh day after the day on which the said notice was given to DTC and/or Euroclear and/or Clearstream, Luxembourg.

14. Meetings of Covered Bondholders, Modification, Waiver and Substitution

The Trust Deed contains provisions for convening meetings of the Covered Bondholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Conditions or the provisions of the Trust Deed. The quorum at any such meeting in respect of any Covered Bonds of any Series for passing an Extraordinary Resolution is one or more persons holding or representing not less than a clear majority of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding, or at any adjourned meeting one or more persons being or representing Covered Bondholders whatever the nominal amount of the Covered Bonds of such Series so held or represented, except that at any meeting the business of which includes the modification of any Series Reserved Matter, the quorum shall be one or more persons holding or representing not less than two-thirds of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Covered Bondholders of a Series shall, subject as provided below, be binding on all the Covered Bondholders of such Series, whether or not they are present at the meeting, and on all Receiptholders and Couponholders in respect of such Series of Covered Bonds. Pursuant to the Trust Deed, the Bond Trustee may convene a single meeting of the holders of Covered Bonds of more than one Series if in the opinion of the Bond Trustee there is no conflict between the holders of such Covered Bonds, in which event the provisions of this paragraph shall apply thereto *mutatis mutandis.*

Notwithstanding the provisions of the immediately preceding paragraph, any Extraordinary Resolution to direct the Bond Trustee to accelerate the Covered Bonds pursuant to Condition 9 or to direct the Bond Trustee or the Security Trustee to take any enforcement action (each a **Programme Resolution**) shall only be capable of being passed at a single meeting of the holders of the Covered Bonds of all Series then outstanding. Any such meeting to consider a Programme Resolution may be convened by the Issuer, the LLP or the Bond Trustee or by Covered

Bondholders of any Series. The quorum at any such meeting for passing a Programme Resolution is one or more persons holding or representing at least a clear majority of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing Covered Bonds whatever the nominal amount of the Covered Bonds of any Series so held or represented. A Programme Resolution passed at any meeting of the Covered Bondholders of all Series shall be binding on all Covered Bondholders of all Series, whether or not they are present at the meeting, and on all related Receiptholders and Couponholders in respect of such Series of Covered Bonds.

In connection with any meeting of the holders of Covered Bonds of more than one Series where such Covered Bonds are not denominated in Sterling, the nominal amount of the Covered Bonds of any Series not denominated in Sterling shall be converted into Sterling at the relevant Covered Bond Swap Rate.

The Bond Trustee, the Security Trustee, the LLP and the Issuer may also agree, without the consent of the Covered Bondholders, Receiptholders or Couponholders of any Series and without the consent of the other Secured Creditors (and for this purpose the Bond Trustee and the Security Trustee may disregard whether any such modification relates to a Series Reserved Matter), to:

(a) any modification of the Covered Bonds of one or more Series, the related Receipts and/or Coupons or any Transaction Document provided that (i) in the opinion of the Bond Trustee such modification is not materially prejudicial to the interests of any of the Covered Bondholders of any Series, (ii) in the opinion of the Security Trustee such modification is not materially prejudicial to the interests of any of the Secured Creditors (other than the Seller) (in which respect the Security Trustee may (without further enquiry) rely upon the consent in writing of any such Secured Creditor (other than Covered Bondholders) as to the absence of material prejudice to the interests of such Secured Creditor) or if it is not of that opinion in relation to any such Secured Creditor or any such Secured Creditor (other than Covered Bondholders) acting reasonably has informed the Security Trustee in writing that such modification will be materially prejudicial to its interests, such Secured Creditor has given its written consent to such modification and (iii) the Security Trustee has not been informed in writing by any such Secured Creditor (other than Covered Bondholders) acting reasonably that such Secured Creditor will be materially prejudiced thereby (other than a Secured Creditor who has given its written consent as aforesaid); or

(b) any modification of the Covered Bonds of any one or more Series, the related Receipts and/or Coupons or any Transaction Document which is of a formal, minor or technical nature or is in the opinion of the Bond Trustee and Security Trustee made to correct a manifest error or an error established as such to the satisfaction of the Bond Trustee and the Security Trustee or to comply with mandatory provisions of law.

The Bond Trustee may also agree, without the consent of the Covered Bondholders of any Series, the related Receiptholders and/or Couponholders, to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Covered Bonds of any Series, or determine, without any such consent as aforesaid, that any Issuer Event of Default or LLP Event of Default or Potential Issuer Event of Default or Potential LLP Event of Default shall not be treated as such, provided that, in any such case, it is not, in the opinion of the Bond Trustee, materially prejudicial to the interests of any of the Covered Bondholders of any Series. The Security Trustee may also agree, without the consent of the Covered Bondholders of any Series, the related Receiptholders and/or Couponholders or any other Secured Creditor, to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Transaction Documents, provided that, in any such case, (i) it is not, in the opinion of the Security Trustee, materially prejudicial to the interests of any of the Secured Creditors other than the Seller (in which respect the Security Trustee may (without further enquiry) rely upon the consent in writing of any such Secured Creditor (other than the Covered Bondholders) as to the absence of material prejudice to the interests of such Secured Creditor) or if it is not of that opinion in relation to any such Secured Creditor or any such Secured Creditor (other than Covered Bondholders) acting reasonably has informed the Security Trustee in writing that such waiver, authorisation or determination will be materially prejudicial to its interests, such Secured Creditor has given its written consent to such waiver, authorisation or determination and (ii) the Security Trustee has not been informed in writing by any such Secured Creditor (other than Covered Bondholders) acting

reasonably that such Secured Creditor will be materially prejudiced thereby (other than a Secured Creditor who has given its written consent as aforesaid).

Any such modification, waiver, authorisation or determination shall be binding on all Covered Bondholders of all Series of Covered Bonds for the time being outstanding, the related Receiptholders and the Couponholders and the other Secured Creditors, and unless the Security Trustee and the Bond Trustee otherwise agree, any such modification shall be notified by the Issuer to the Covered Bondholders of all Series of Covered Bonds for the time being outstanding and the other Secured Creditors in accordance with the relevant terms and conditions as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation or determination), the Bond Trustee and the Security Trustee shall have regard to the general interests of the Covered Bondholders of each Series as a class (but shall not have regard to any interests arising from circumstances particular to individual Covered Bondholders, Receiptholders or Couponholders whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Covered Bondholders, the related Receiptholders, Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Bond Trustee and the Security Trustee shall not be entitled to require, nor shall any Covered Bondholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the LLP, the Bond Trustee, the Security Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Covered Bondholders, Receiptholders and/or Couponholders, except to the extent already provided for in Condition 7 and/or in any undertaking or covenant given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

The Issuer may, without the consent of the holders of the Covered Bonds of any Series or any Receipts or Coupons relating thereto, or any other Secured Creditor consolidate with, merge or amalgamate into or transfer its assets substantially as an entirety to, any corporation organised under the laws of the United Kingdom, or any political subdivision thereof, provided that (i) a certificate of two Directors of the Issuer and a certificate of a Designated Member of the LLP is delivered to the Bond Trustee and the Security Trustee to the effect that immediately after giving effect to such transaction no Issuer Event of Default and no LLP Event of Default, respectively, and no Potential Issuer Event of Default and no Potential LLP Event of Default, respectively, will have happened and be continuing and (ii) unless the Issuer is the surviving entity, the Issuer shall procure that the surviving or transferee company assumes its obligations as Issuer under the Trust Deed, each other relevant Transaction Document and all of the outstanding Covered Bonds of all Series, in place of the Issuer and (iii) in the case of an assumption of the obligations of the Issuer by a successor or transferee company, the guarantee of the LLP is fully effective on the same basis in relation to the obligations of such successor or transferee company and (iv) certain other conditions set out in the Trust Deed are met. Upon the assumption of the obligations of the Issuer by such surviving or transferee company, the predecessor Issuer shall (subject to the provisions of the Trust Deed) have no further liabilities under or in respect of the Trust Deed or the outstanding Covered Bonds of each Series then outstanding or any Coupons or Receipts appertaining thereto and the other Transaction Documents. Any such assumption shall be subject to the relevant provisions of the Trust Deed. The Trust Deed provides that any such assumption shall be notified to the holders of all Series of Covered Bonds in accordance with the relevant terms and conditions of such Covered Bonds and the other Secured Creditors.

For the purposes hereof:

Potential Issuer Event of Default means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an Issuer Event of Default; and

Potential LLP Event of Default means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an LLP Event of Default.

15. Indemnification of the Bond Trustee and/or Security Trustee and Bond Trustee and/or Security Trustee Contracting with the Issuer and/or the LLP

If, in connection with the exercise of its powers, trusts, authorities or discretions (i) the Bond Trustee or the Security Trustee is of the opinion that the interests of the holders of the Covered Bonds of any one or more Series would be materially prejudiced thereby, the Bond Trustee or the Security Trustee shall not exercise such power, trust, authority or discretion without the approval of such Covered Bondholders by Extraordinary Resolution or by a written resolution of such Covered Bondholders of at least a clear majority of the Principal Amount Outstanding of Covered Bonds of the relevant Series then outstanding or (ii) the Security Trustee is of the opinion (other than in relation to any enforcement action, when it shall only have regard to the interests of the Covered Bondholders) that the interests of a Secured Creditor (other than the Seller) would be materially prejudiced thereby, or any such Secured Creditor (other than the Covered Bondholders) (acting reasonably) informs the Security Trustee in writing that it would be materially prejudiced thereby, the Security Trustee shall only exercise the same with the written consent of such Secured Creditor(s) and provided that the Security Trustee is satisfied that such exercise will not be materially prejudicial to the interests of the Covered Bondholders. In the exercise of its powers, trusts, authorities and discretions (other than as aforesaid), the Security Trustee may not act on behalf of the Seller.

The Trust Deed and the Deed of Charge contain provisions for the indemnification of the Bond Trustee and the Security Trustee and for their relief from responsibility, including provisions relieving them from taking any action unless indemnified and/or secured to their satisfaction.

The Trust Deed and the Deed of Charge also contain provisions pursuant to which each of the Bond Trustee and Security Trustee, respectively, is entitled, *inter alia,* (i) to enter into business transactions with the Issuer, the LLP and/or any of their respective Subsidiaries and affiliates and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer, the LLP and/or any of their respective Subsidiaries and affiliates, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Covered Bondholders, Receiptholders or Couponholders or the other Secured Creditors and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

Neither the Bond Trustee nor the Security Trustee will be responsible for any loss, expense or liability, which may be suffered as a result of any Mortgage Loans or Related Security, or any deeds or documents of title thereto, being uninsured or inadequately insured or being held by clearing organisations or their operators or by intermediaries such as banks, brokers or other similar persons on behalf of the Bond Trustee and/or the Security Trustee. Neither the Bond Trustee nor the Security Trustee will be responsible for (i) supervising the performance by the Issuer or any other party to the Transaction Documents of their respective obligations under the Transaction Documents and the Bond Trustee and the Security Trustee will be entitled to assume, until they each have written notice to the contrary, that all such persons are properly performing their duties; (ii) considering the basis on which approvals or consents are granted by the Issuer or any other party to the Transaction Documents under the Transaction Documents; (iii) monitoring the Portfolio, including, without limitation, whether the Portfolio is in compliance with the Asset Coverage Test or the Amortisation Test; or (iv) monitoring whether Mortgage Loans and Related Security satisfy the Eligibility Criteria. Neither the Bond Trustee nor the Security Trustee will be liable to any Covered Bondholder or other Secured Creditor for any failure to make or to cause to be made on their behalf the searches, investigations and enquiries which would normally be made by a prudent chargee in relation to the Security and have no responsibility in relation to the legality, validity, sufficiency and enforceability of the Security and the Transaction Documents.

16. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Covered Bondholders, the Receiptholders or the Couponholders to create and issue further bonds having terms and conditions the same as the Covered Bonds of any Series or the same in all respects save for the amount and date of the first payment of interest thereon, issue date and/or purchase price and so that the same shall be consolidated and form a single Series with the outstanding Covered Bonds of such Series.

17. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of this Covered Bond under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

18. Governing Law

The Trust Deed, the Agency Agreement, the Covered Bonds, the Receipts, the Coupons and the other Transaction Documents (other than each Scottish Declaration of Trust, certain documents to be granted pursuant to the Deed of Charge and the Corporate Services Agreements) are governed by, and shall be construed in accordance with, English law unless specifically stated to the contrary. Each Scottish Declaration of Trust is governed by, and shall be construed in accordance with, Scots law. Certain documents to be granted pursuant to the Deed of Charge will be governed by, and construed in accordance with, Scots law. The Corporate Services Agreements are governed by, and shall be construed in accordance with, Jersey law.

Use of Proceeds

The gross proceeds from each issue of Covered Bonds will be used by the Issuer to make available Term Advances to the LLP pursuant to the terms of the Intercompany Loan Agreement, which in turn shall be used by the LLP (after swapping the proceeds of the Term Advances into Sterling, if necessary) either:

(i) to acquire Mortgage Loans and their Related Security or to invest the same in Substitution Assets up to the prescribed limit; and/or

(ii) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced; and/or

(iii) subject to complying with the Asset Coverage Test, to make a Capital Distribution to a Member; and/or

(iv) to deposit all or part of the proceeds into the GIC Account.

Introduction

Northern Rock plc (the **Issuer**) is a public limited company incorporated and registered in England and Wales under the Companies Act 1985. The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in both the retail and wholesale markets. The Issuer, together with its subsidiaries and associated companies, also engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At 31st December, 2004, the Northern Rock Group had total assets under management of £64.9 billion (including securitised mortgage loans).

The Issuer is one of the top ten mortgage lenders in the United Kingdom based upon loans outstanding. In the UK mortgage market, the Issuer had an estimated market share of approximately 11.2 per cent. on the basis of net residential lending during 2004 of £11.4 billion and an estimated market share of approximately 6.8 per cent. on the basis of gross residential lending during 2004 of £20.1 billion.

The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company. The Issuer was incorporated as a public limited company on 30th October, 1996 (with registration number 3273685) and the conversion became effective as of 1st October, 1997. The Issuer currently has the following two principal subsidiaries, each of which is wholly-owned by the Issuer: Northern Rock Mortgage Indemnity Company Limited, a Guernsey limited liability company providing mortgage indemnity services to the Issuer, and Northern Rock (Guernsey) Limited, a Guernsey limited liability company engaging in retail deposit taking.

The Issuer's ordinary shares have been admitted to trading on the London Stock Exchange's market for listed securities and have been admitted to the Official List of the UK Listing Authority. The registered and principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom (telephone number 0845 600 8401). The Issuer's internet address is www.northernrock.co.uk.

References to the **Group** are to the Issuer and its subsidiaries and associated undertakings.

Overview

The Issuer specialises in lending to individuals with a core business of providing residential mortgage loans, funded in the retail, wholesale, covered bond and securitisation markets. The Issuer has achieved rapid growth with total assets under management, including securitised mortgages, rising from £11.6 billion at the end of 1995 to £64.9 billion at 31st December, 2004. During 2004 total assets under management grew by 25 per cent. Management have set a strategic target of annual growth in assets under management of 15 per cent. to 25 per cent. per annum.

Profit on ordinary activities after tax for the year ended 31st December, 2004 amounted to £306.2 million, like-for-like growth of 13.0 per cent.; a return on equity of 21.3 per cent. The Issuer has continued to achieve strong year-on-year profit growth through a combination of volume growth, improving cost efficiency and growth in other income. These factors more than offset the easing in net interest spreads arising from competition and the increased use of securitisation.

The Issuer is one of the lowest cost providers in its core business. The Issuer's underlying cost to income ratio (defined as recurring administrative expenses divided by total income) was 30.4 per cent. for the year ended 31st December, 2004. The Issuer's cost advantage is derived from a combination of factors: focus on its core business, a cost efficient distribution network and its geographical base in the North East of England.

Developments in the Group's distribution network have focused on cost efficiency, achieving volume growth of lending and supporting the Group's retail funding objectives. Approximately 85 per cent. of residential mortgage lending is generated through intermediaries with the remainder split evenly between branches and direct business (telephone and e-commerce).

Lending

Residential Mortgage Lending

At 31st December, 2004 the Issuer had £49.0 billion of advances secured on residential property, including £22.0 billion of securitised mortgages. Residential lending represents the Issuer's core activity and accounts for 76 per cent. of total assets under management.

During 2004, total net residential lending amounted to £11.4 billion, an estimated market share of 11.2 per cent. compared to a share of outstanding total UK balances of approximately 5.5 per cent. as at 31st December, 2004. A strong year end pipeline of uncompleted lending awards of £4.7 billion will benefit lending in 2005.

The Group's residential mortgage assets are spread geographically throughout the UK. Residential mortgage lending is focused primarily on customers with a credit history and conservative income multiples and loan to value ratios. The quality of the portfolio is good with only 0.37 per cent. of all balances more than three months or more in arrears, approximately half the UK average.

Commercial Lending

The Issuer has a commercial loan portfolio which comprises two elements: commercial loans secured on residential properties (mainly loans to organisations supported by government grants, such as housing associations) and residential investment lending to individuals. Balances on such loans amounted to £696 million and are included in the £49.0 billion of advances secured on residential property for reporting purposes.

Other commercial loans are all secured on non-residential property and mainly represent loans to individuals or corporations to support investment in properties for retail, office or industrial use. At 31st December, 2004 such lending amounted to £1,569 million of which £291 million is securitised.

Commercial loans provide a diversification of assets and enhance interest margin for the Group. The Issuer intends to continue to grow its commercial loan portfolio while maintaining credit quality throughout the portfolio. At 31st December, 2004 only 0.3 per cent. of commercial loans were three months or more in arrears.

Personal Unsecured Lending

The Group also engages in personal unsecured lending, both on a stand-alone basis and via credit bundled products called "together". The "together" range comprises a combined secured residential mortgage and unsecured loan which benefits credit quality and enhances product retention. At 31st December, 2004 unsecured lending balances were £4.7 billion of which almost 40 per cent. were "together" unsecured advances.

At 31st December, 2004 only 1.0 per cent. of personal unsecured loans were three months or more in arrears. The "together" unsecured loans show characteristics similar to secured loans with only 0.8 per cent. three months or more in arrears.

General Insurance and Life Assurance Distribution

The Issuer distributes a limited range of household insurance and payment protection products primarily to residential mortgage and personal unsecured loan customers, via third party providers. Under arrangements with third party providers, the Issuer receives a commission from policies sold and does not take any underwriting risk. Life assurance products are supplied to the Issuer's customers through a relationship with Legal & General where the Issuer introduces the customer to the insurer and receives a commission for doing so. These products provide a valuable source of other income.

Funding

The Issuer has developed a diversified range of funding sources comprising on-shore and off-shore retail funding, wholesale funding, securitisation and, more recently, covered bonds.

Retail funding deposits amounted to £ 17.2 billion at 31st December, 2004 representing approximately 2.0 per cent. of UK retail deposits and 29 per cent. of the Issuer's total funding. The UK retail funding market has been particularly competitive in recent years as a result of new entrants, and the introduction of internet based accounts, which has affected the flow and price of

retail deposits. The Issuer has aimed to maintain its retail franchise and achieved an increase in retail deposits in 2004 of £896 million. The Issuer operates a wide range of retail deposit vehicles including branches, postal, telephone, internet and off-shore.

Wholesale funding has become increasingly important to the Issuer and at 31st December, 2004 amounted to £19.7 billion or 33 per cent. of total funding. During 2004, net new wholesale funds amounted to £2.8 billion. The diversification of sources of funding available to the Group will continue with particular emphasis on Europe and the United States.

Securitisation is the third arm of the Issuer's funding strategy. From 1999 to 31st December, 2004, the Issuer has raised £29.6 billion through the issue of residential mortgage backed securities, of which £11.1 billion was raised in 2004.

At 31st December, 2004, outstanding securitised notes amounted to £22.1 billion representing 37 per cent. of total funding. Securitisation is expected to remain a significant source of funding for the Issuer, supporting incremental volume growth and capital efficiency. Diversification of investors will continue with issuance in Continental Europe and the United States, as well as in the UK. To date in 2005, a further £9.5 billion issue of residential mortgage backed securities has been completed.

During 2004, the Issuer established a £10 billion Global Covered Bond Programme. The inaugural issue of £2 billion covered bonds was followed in April 2005 by a further issue of £1.5 billion covered bonds.

Capital

At 31st December, 2004 total capital amounted to £3.2 billion, resulting in a total capital ratio of 14.0 per cent. Tier 1 capital was £2,015 million and the Tier 1 ratio 8.7 per cent.

£300 million of Reserve Capital Instruments (**RCIs**) were issued by the Issuer in 2000 and 2001. The RCIs are eligible for inclusion in Tier I capital up to a maximum of 15 per cent. of total Tier 1 capital, with any surplus being eligible for inclusion in Upper Tier 2 capital.

The Issuer also issued £200 million of Tier One Covered Bonds in 2002, the full amount of which is eligible for inclusion in Tier 1 capital.

The Northern Rock Foundation

The establishment of The Northern Rock Foundation (the **Foundation**) on conversion to a public limited company was intended to express the Issuer's commitment to its mutual history and to the region from which the business has drawn much of its strength. The Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. It receives 5 per cent. of the annual consolidated profit before tax of the Issuer, paid under deed of covenant. The Foundation has received non-voting and non-dividend-paying Foundation shares which would convert into almost 15 per cent. of the ordinary share capital of the Issuer only in certain circumstances, principally involving a change in control of the Issuer, in which event the deed of covenant would terminate.

BOARD OF DIRECTORS

The Directors of Northern Rock as the date of the Prospectus are:

Name (and date of birth)	Date of appointment	Business occupation	Principal external activities
Directors			
Dr. Matthew White Ridley (7th February, 1958) Chairman	13th November, 1996	Company Director	Northern Investors Company PLC Northern 2 VCT Plc PA Holdings Limited
Adam John Applegarth (3rd August, 1962) Chief Executive	30th October, 1996	Chief Executive	Persimmon PLC
David Frank Baker (2nd May, 1953) Chief Operating Officer	30th October, 1996	Deputy Chief Executive	North East Enterprise Bond Limited
Robert Frederick Bennett (30th May, 1947) Group Finance Director	13th November, 1996	Group Finance Director	Greggs plc
Keith McCallum Currie (18th July, 1956) Executive Director	5th January, 2005	Company Director	Granite Mortgages Moore Investments Limited
Andy Menze Kuipers (24th December, 1957) Executive Director	5th January, 2005	Company Director	None
Adam Fenwick (20th October, 1960) Non-Executive Director	12th November, 2003	Company Director	Fenwick Limited Kingston Town Centre Management Limited John Swire and Sons Limited
Sir Ian Gibson (1st February, 1947) Non-Executive Director	10th September, 2002	Company Director	BPB plc GKN plc Chelys Limited
Nichola Pease (3rd April, 1961) Non-Executive Director	10th February, 1999	Company Director	JO Hambro Capital Management Limited
Michael James Queen (27th September, 1961) Non-Executive Director	5th January, 2005	Company Director	3i Group plc Ship Mortgage Finance Company plc British Venture Capital Association
Rosemary Anne Radcliffe (9th October, 1944) Non-Executive Director	5th January, 2005 (with effect from 1st March, 2005)	Company Director	NIAL Holdings plc Newcastle International Airport European Business Forum
Sir George Russell (25th October, 1935) Senior Independent Director	13th November, 1996	Company Director	ITV plc
Sir Derek Wanless (29th September, 1947) Non-Executive Director	1st March, 2000	Company Director	NESTA Enterprises Limited Northumbria Water Group plc

The business address of the directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

There are no potential conflicts of interest between the duties to the Issuer of each of the members of the Board of Directors of the Issuer and his/her private interests or other duties.

The financial statements of the Issuer have been audited by the Issuer's auditors and have been prepared in accordance with generally accepted accounting principles in the United Kingdom.

The LLP

Introduction

Northern Rock Covered Bond LLP (the **LLP**) was incorporated in England and Wales on 20th February, 2004 as a limited liability partnership (registered number OC306984) with limited liability under the LLPA 2000 by Northern Rock and the Liquidation Member as its Members. The principal place of business of the LLP is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL. The LLP has no subsidiaries.

Principal Activities

The principal objects of the LLP are set out in the LLP Deed and include, *inter alia*, the ability to carry on the business of acquiring the Mortgage Loans and their Related Security pursuant to the terms of the Mortgage Sale Agreement with a view to profit and to do all such things as are incidental or conducive to the carrying on of that business and to borrow money.

The LLP has not engaged since its incorporation, and will not engage whilst the Covered Bonds or any Term Advance remains outstanding, in any material activities other than activities incidental to its incorporation under the LLPA 2000, activities contemplated under the Transaction Documents to which it is or will be a party, applying for a standard licence under the Consumer Credit Act 1974, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to the foregoing.

Members

The members of the LLP as at the date of this Prospectus are and their registered offices are:

Name	Registered Office
Northern Rock	Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL United Kingdom
Moore Investments Limited	22 Grenville Street St Helier Jersey JE4 8PX

The LLP has no employees.

Directors of the Members

The following table sets out the directors of Moore Investments Limited and their respective business addresses and occupations.

Name	Business Address	Business Occupation
Keith McCallum Currie	Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL	Company Director
Rob Short	69 Park Lane Croydon CR9 1TQ	Director of Fund Administration
Jonathan David Rigby	4 Royal Mint Court London EC3N 4HJ	Jersey Advocate

The directors of Northern Rock plc are set out under Board of Directors above.

The LLP is not aware of any potential conflicts of interest between the duties to the LLP of each of the members of the Boards of Directors of the Members of the LLP and his/her private interests or other duties.

As at the date of this Prospectus, the LLP is controlled by Northern Rock. To ensure that such control is not abused, the Members of the LLP and the LLP, *inter alios*, have entered into the LLP Deed which governs the operation of the LLP.

In the event of the appointment of a liquidator or an administrator to Northern Rock, the Liquidation Member would take control of the LLP.

There has been no material adverse change in the prospects of the LLP since 20 February 2004, being the date of its incorporation.

There has not been any significant change in the financial or trading position of the LLP or its group since 20 February 2004, being the date of its incorporation.

The financial statements of the LLP have been audited by the LLP's auditors and have been prepared in accordance with generally accepted accounting principles in the United Kingdom.

LLP Management Board

The LLP Management Board, comprised as at the Programme Date of directors, officers and/or employees of Northern Rock, will act on behalf of the LLP to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters. Any decision by the LLP Management Board relating to the admission of a New Member, any change in the LLP's business, any change to the LLP's name and any amendment to the LLP Deed, will be made, whilst any Covered Bonds are outstanding, with the consent of the Security Trustee.

The LLP's audited accounts for the year ended 31 December 2004 and the unaudited interim accounts to 30 June 2005 are reproduced below.

Northern Rock Covered Bond LLP

Annual report and accounts

for the period ended 31 December 2004

Registered Number: OC306984

Northern Rock Covered Bond LLP

Report and accounts for the period ended 31 December 2004

Contents

Northern Rock Covered Bond LLP

Members and LLP information

Members

Northern Rock plc

Moore Investments Limited

Management Board

David Johnson

Phillip Robinson

Antony Swalwell

Christopher Jobe

Registered office

Northern Rock House

Gosforth

Newcastle upon Tyne

NE3 4PL

Independent Auditors

PricewaterhouseCoopers LLP

89 Sandyford Road

Newcastle upon Tyne

NE99 1PL

Members' report

On behalf of the members of Northern Rock Covered Bond LLP ("the LLP"), the Management Board present their report and accounts for the period from the date of incorporation 20 February 2004 to 31 December 2004.

Principal activity

The LLP is a special purpose vehicle whose business is the acquisition of mortgage loans and their related security from Northern Rock plc pursuant to the terms of the Mortgage Sale Agreement entered into on 30 April 2004 and to guarantee the Covered Bonds issued by Northern Rock plc. The principal activities of the LLP are summarised in the LLP Deed dated 30 April 2004. Further details can be found in note 6.

On 4 May 2004 the LLP acquired a beneficial interest in a mortgage loan portfolio amounting to £2.3 billion from Northern Rock plc, one of the designated members and the LLP's parent undertaking. The acquisition was funded by an intercompany loan from Northern Rock plc.

As the LLP was incorporated on 20 February 2004, these accounts are the first statutory accounts of the LLP and reflect the results for the period from the date of incorporation to 31 December 2004.

Designated members

The designated members during the period were:

Northern Rock plc	(appointed 20 February 2004)
Moore Investments Limited	(appointed 20 February 2004)

Members' interests

The policy regarding the allocation of profits to members and the treatment of capital contributions is set out in the accounting policies statement on pages 7 and 8.

Supplier payment policy

It is the LLP's policy that payments made to suppliers are made in accordance with those terms and conditions agreed between the LLP and its suppliers.

The LLP owed no amounts to trade creditors at 31 December 2004.

Members' report (continued)

Statement of Members' responsibilities in respect of the accounts

The Companies Act, as applied to Limited Liability Partnerships, requires the members to prepare accounts for each financial year which give a true and fair view of the state of affairs of the LLP at the end of the financial period and of the profit or loss for that period. In preparing the accounts, the members are required to:

Select suitable accounting policies and apply them consistently;

Make judgements and estimates that are reasonable and prudent;

State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

Prepare the accounts on the going concern basis unless it is not appropriate to presume that the LLP will continue in business.

Under Limited Liability Partnership Regulation, Statutory Instrument 01/1090, the members are responsible for ensuring that proper accounting records are maintained which disclose with reasonable accuracy the financial position of the LLP and which enable them to ensure that the accounts will comply with those regulations. The members have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the LLP and to prevent and detect fraud and other irregularities.

These responsibilities are exercised by the Management Board on behalf of the members.

Independent auditors

During the period it was resolved to appoint PricewaterhouseCoopers LLP as auditors of the LLP. A special resolution to reappoint PricewaterhouseCoopers LLP as auditors to the LLP will be proposed at the Annual General Meeting.

By order of the Management Board

Christopher Jobe
18 October 2005

Independent auditors' report to the members of Northern Rock Covered Bond LLP

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes which have been prepared under the historical cost convention and the accounting policies set out in note 1.

Respective responsibilities of members and auditors

The members' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of members' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the members of the partnership in accordance with the Companies Act 1985 as applied to limited liability partnerships by the Limited Liability Partnerships Act 2000 and regulations made thereunder, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985, as applied to limited liability partnerships. We also report to you if, in our opinion, the Members' Report is not consistent with the financial statements, if the limited liability partnership has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the members in the preparation of the financial statements, and of whether the accounting policies are appropriate to the limited liability partnership's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the partnership at 31 December 2004 and of the profit for the period from 20 February 2004 to 31 December 2004 and have been properly prepared in accordance with the provisions of the Limited Liability Partnerships Regulation 2001 made under the Limited Liability Partnerships Act 2000.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Newcastle upon Tyne
18 October 2005

Profit and loss account for the period from date of incorporation 20 February 2004 to 31 December 2004

	Note	10 months ended 31 December 2004 £'000
Interest receivable and similar income	2	65,922
Interest payable and similar charges	3	(10,248)
Net interest income		55,674
Distribution costs		
Administration expenses		
Operating profit		55,674
Taxation		
Retained profit for the financial period before members' remuneration and profit shares and available for division among members	4,9	55,674

Operating profit relates entirely to continuing operations.

There were no recognised gains or losses other than the profit for the period disclosed above.

The notes on pages 7 to 12 form an integral part of these accounts.

Northern Rock Covered Bond LLP

Balance sheet as at 31 December 2004

	Note	2004 £'000
Current assets		
Loans and other debts due from members	6	1,977,574
- due within 1 year		50,018
- due after 1 year		1,927,556
Cash at bank and in hand	5	303,952
Prepayments and accrued income		30,389
		2,311,915
Creditors: amounts falling due within one year		
Accruals and deferred income		(46,297)
Net current assets		2,265,618
Loans and other debts due to members	8	(1,340,800)
Net assets		924,818
Members' other interests		
Members' capital	9	924,818
Other reserves	9	
		924,818
Total Members' interests		
Members' other interests		924,818
Loans and other debts due from members	9	(940,726)
Amounts due from members included in prepayments and accrued income		(406)
Amounts due to members included in accruals and deferred income		46,286
Total Members' interests	9	29,972

These accounts on pages 5 to 12 were signed on 18 October 2005 on behalf of the members of Northern Rock Covered Bond LLP by:

Christopher Jobe

The notes on pages 7 to 12 form part of these accounts.

Notes to the accounts for the period to 31 December 2004

1. Accounting Policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the LLP's accounts.

Basis of preparation

These accounts reflect the results for the period from incorporation on 20 February 2004 to 31 December 2004. No comparatives have been presented as these are the LLP's first statutory accounts.

In the opinion of the members, disclosure of turnover is most appropriately represented for the LLP by Interest Receivable and Similar Income and cost of sales is best represented by Interest Payable and Similar Charges. This represents an adaptation of the profit and loss account laid down in Schedule 4 to the Companies Act 1985, as it applies to LLPs.

Accounting Convention

The accounts have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards, including the Statement of Recommended Practice, Accounting by Limited Liability Partnerships.

Interest

Interest receivable and payable are calculated on an accruals basis.

Tax provisions

Taxation on all partnership profits is solely the personal liability of individual members, consequently, neither taxation nor related deferred taxation in the LLP are accounted for in these accounts.

Loans and other debts due from members

The LLP's beneficial interest in the mortgage portfolio was acquired from Northern Rock plc and is included in Loans and other debts due from members in the balance sheet and the analysis of Total Members' interests. The mortgage portfolio is recorded at book value being the book value to Northern Rock plc at the time of transfer less subsequent repayments. Under the terms of the mortgage sale agreement, Northern Rock plc is able but not obliged to repurchase all defaulting loans. No provision for losses is maintained by the LLP as it is the current intention that Northern Rock plc will repurchase defaulting loans.

Financial Instruments

Interest rate risk associated with the beneficial interest on the mortgage portfolio is managed by an interest rate swap with Northern Rock plc which requires the LLP to pay the effective yield on the mortgage portfolio and receive payments based on a rate linked to three month sterling LIBOR. The cost of the interest rate swap is included in interest payable.

The LLP has also entered into covered bond swaps with third party banks to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the mortgage loans and the Interest Rate Swap and amounts payable by the LLP to Northern Rock plc under the Intercompany Loan Agreement.

All transactions are undertaken for hedging purposes. Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged.

Notes to the accounts for the period to 31 December 2004

VAT

Value added tax is not recoverable by the LLP and is included with its related cost.

Contributions and Drawings

Under the terms of the transaction documents for the sale of the mortgage portfolio, Northern Rock plc is treated as having made a capital contribution to the LLP in an amount equal to the difference between the current balance of the loans assigned at transfer date and the cash payment made by the LLP for the loans and relevant security on that transfer date.

If so requested by the management board, the members may from time to time make cash contributions to the LLP which will constitute cash capital contributions. The liquidation member, Moore Investments Limited, will not make any capital contributions to the LLP. No interest is paid on the members' capital balances.

Capital distributions may only be made in accordance with the LLP Deed where sufficient principal receipts are available and higher priority payments have been made..

Under the priority of payments, payment pro rata and pari passu to the members of the sum of £3,000 (or such other sum as may be agreed by members from time to time) in aggregate, is allocated and paid to each Member in proportion to their respective capital contribution balances as at the relevant calculation date subject to a minimum of £1 each, as their profit for their respective interests as members in the LLP.

Under the terms of the mortgage sale agreement, Northern Rock plc, as the originator of the mortgage loans, retains the right to receive excess income arising on those loans, after certain higher priority payments have been met by the LLP. Deferred consideration is disclosed as an allocation of profits in these accounts.

Deferred purchase consideration

Deferred purchase consideration represents amounts owed under mortgage purchase agreements out of the profits for the period to Northern Rock plc, as the mortgage originator.

Deferred consideration is calculated in accordance with the legal structure for the distribution of the LLP's revenue receipts.

Cash flow statement

The Company has taken advantage of the exemptions allowed under FRS1 "Cashflow Statements" (Revised 1996) due to the fact that its cashflows are included in the financial statements of its parent company, Northern Rock plc, a company registered in the United Kingdom. These financial statements are publicly available and accordingly no cashflow statement has been prepared.

2. Interest receivable and similar income

	2004 £'000
Income receivable from the beneficial interest in mortgage portfolio	65,922
	65,922

Notes to the accounts for the period to 31 December 2004

3. Interest payable and similar charges

	2004
	£'000
Amounts payable to the third party covered bond swap providers	10,248
	10,248

4. Profit for the financial period

The audit fee of £22,000 has been included in the overall audit fee for the Northern Rock plc group and has been paid for by Northern Rock plc.

The LLP employed no staff during the period.

5. Cash at bank and in hand

The LLP has placed its deposit account with a provider of a Guaranteed Investment Contract, Northern Rock plc. Withdrawals from this account are restricted by the detailed priority of payments set out in the transaction documents. The LLP earns a variable rate of interest of 0.25 per cent per annum below LIBOR for one-month Sterling deposits.

6. Loans and other debts due from members

	2004
	£'000
Due within 1 year	50,018
Due after 1 year	1,927,556
	1,977,574

Loans and other debts due from members represents the beneficial interests held by the LLP in the mortgage portfolio. The mortgage loans are secured on residential property. The loans and advances to customers are all denominated in sterling and are either at fixed rates or at variable rates of interest, based on the standard variable rate of the administrator.

Notes to the accounts for the period to 31 December 2004

7. Creditors: amounts falling due within one year

	2004
	£'000
Accruals and deferred income	46,297
	46,297

Accruals and deferred income includes interest payable of £33,494,000 due to Northern Rock plc and deferred consideration of £12,792,000 due to Northern Rock plc, one of the two designated members.

8. Loans and other debts due to members

The amount owing to Northern Rock plc comprises a term advance equivalent to the amounts raised by Northern Rock plc under its Covered Bond Programme. The rate of interest payable in respect of each term advance shall match the interest rate payable in respect of the corresponding Tranche or Series of Covered Bonds that funded such tranche.

Northern Rock plc will not be relying on repayment of any term advance by the LLP or the interest thereon in order to meet its repayment or interest obligations under the Covered Bonds. The term advances will not be repaid by the LLP until all amounts payable under the corresponding series of Covered Bonds have been repaid in full. Amounts owed by the LLP will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee described below.

The Covered Bonds are unconditionally and jointly and severally guaranteed by Northern Rock plc. Under the terms of the Trust Deed, the LLP has also provided a guarantee as to payments of interest and principal under the Covered Bonds, where amounts would otherwise be unpaid by Northern Rock plc. The obligations of the LLP under its guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets. The principal asset is the interest in the mortgage portfolio acquired from Northern Rock plc.

The amounts due to Northern Rock plc mature on 4 May 2009.

In addition to the Interest Rate Swap Agreement entered into by the LLP with Northern Rock plc the LLP has entered into the Covered Bond Swap Agreements with third party banks. These agreements provide a hedge against interest rate, currency and/or other risks in respect of amounts received by the LLP under the Loans and the Interest Rate Swaps and amounts payable by the LLP under the Covered Bond Guarantee in respect of the Covered Bonds. The Covered Bond Swap agreements provide a hedge against risks the LLP is exposed to, only following a Northern Rock plc Event of Default and the service on the LLP of a Notice to Pay. As such, no amounts are due and payable under this agreement prior to these events. In accordance with the terms of these swaps, the swap provider will pay to the LLP amounts equivalent to the amounts that would be payable by the LLP under the Covered Bond Guarantee in respect of interest and principal payable under the Covered Bonds and, in return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount equal to three month Sterling LIBOR for the relevant Interest Period plus a spread.

Notes to the accounts for the period to 31 December 2004

9. Members' interests

	Members' capital £'000	Other reserves £'000	Total £'000	Loans due to/(from) members £'000	
Profit for the financial period available for division among members	-	55,674	55,674	-	55,674
Allocated profits:					
Interest payable to Northern Rock plc		(33,494)	(33,494)	33,494	
Deferred consideration		(22,178)	(22,178)	22,178	
Profit share		(2)	(2)	2	
Introduced by members	2,265,618		2,265,618	(2,281,526)	(15,908)
Repayment of capital	(1,340,800)	-	(1,340,800)	.,340,800	
Drawings				(2)	(2)
Payment of deferred consideration				(9,792)	(9,792)
Members' interest as at 31 December 2004	**924,818**	-	**924,818**	**(894,846)**	**29,972**

The loans and other debts due to/(from) members can be analysed as follows:

	£'000
Loans and other debts due from members	(1,977,574)
Cash held at Northern Rock plc	(303,952)
	(2,281,526)
Loans and other debts due to members	1,340,800
Loans and other debts due from members	(940,726)
Amounts due from members included in prepayments and accrued income	(406)
Amounts due to members included in accruals and deferred income	46,286
Total loans and other debts due from members	**(894,846)**

The average number of members during the period was two. As described in Note 1, entitlement to profit share is based on members' capital balances. NR plc had the largest entitlement for the period under review amounting to £2,000.

Notes to the accounts for the period to 31 December 2004

10. Related Parties

The LLP is a special purpose LLP controlled by Northern Rock plc, one of the two designated members. Under FRS8 "Related Parties", the LLP is exempt from the requirement to disclose transactions with other companies within the Northern Rock Group. Under the terms of the transaction documents, Northern Rock plc is entitled to the certain amounts from the LLP for the period to 31 December 2004 and these are shown in note 9 to the accounts.

Northern Rock plc acts as servicer of the mortgage portfolio and cash manager and has waived all fees in relation to this.

11. Post balance sheet events

On 20 April 2005 Northern Rock assigned an additional £1.8billion of mortgage assets to the Northern Rock Covered Bonds LLP financed by the receipt of a further loan from Northern Rock plc.

Profit and loss account for the 6 months ended 30 June 2005

	Note	6 months ended 30 June 2005	4 months ended 30 June 2004	10 months ended 31 December 2004
		£'000	£'000	£'000
		(Unaudited)	(Unaudited)	(Audited)
Interest receivable and similar income	2	64,414	17,209	65,922
Interest payable and similar charges	3	(12,787)	(2,314)	(10,248)
Net interest income		51,627	14,895	55,674
Distribution costs		-	-	-
Administration expenses		(10)	-	-
Operating profit		51,617	14,895	55,674
Taxation		-	-	-
Retained profit for the financial period before members' remuneration and profit shares and available for division among members	4,9	51,617	14,895	55,674

Operating profit relates entirely to continuing operations.

There were no recognised gains or losses other than the profit for the period disclosed above.

The notes on pages 3 to 8 form an integral part of these accounts.

Northern Rock Covered Bonds LLP

Balance sheet as at 30 June 2005

	Note	30 June 2005 £'000 (Unaudited)	30 June 2004 £'000 (Unaudited)	31 December 2004 £'000 (Audited)
Current assets				
Loans and other debts due from members	6	3,344,423	2,090,387	1,977,574
- due within 1 year		74,711	59,836	50,018
- due after 1 year		3,269,712	2,030,551	1,927,556
Cash at bank and in hand	5	584,727	190,560	303,952
Prepayments and accrued income		10,763	5,064	30,389
		3,939,913	2,286,011	2,311,915
Creditors: amounts falling due within one year	7			
Accruals and deferred income		(42,348)	(15,757)	(46,297)
Net current assets		3,897,565	2,270,254	2,265,618
Loans and other debts due to members	8	(2,366,200)	(1,340,800)	(1,340,800)
Net assets		1,531,365	929,454	924,818
Members' other interests				
Members' capital	9	1,531,365	929,454	924,818
Other reserves	9	-	-	-
		1,531,365	929,454	924,818
Total Members' interests				
Members' other interests		1,531,365	929,454	924,818
Loans and other debts due from members	9	(1,562,950)	(940,147)	(940,726)
Amounts due from members included in prepayments and accrued income		(117)	(150)	(406)
Amounts due to members included in accruals and deferred income		42,259	15,722	46,286
Total Members' interests	9	10,557	4,879	29,972

The notes on pages 3 to 8 form part of these accounts.

Notes to the accounts for the period to 30 June 2005

1. Accounting Policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the LLP's accounts.

Basis of preparation

These unaudited accounts reflect the results for the period from 1 January 2005 to June 30 2005 with comparatives for the period from incorporation on 20 February 2004 to 30 June 2004 and audited 10 months figures to 31 December 2005 also being shown.

In the opinion of the members, disclosure of turnover is most appropriately represented for the LLP by Interest Receivable and Similar Income and cost of sales is best represented by Interest Payable and Similar Charges. This represents an adaptation of the profit and loss account laid down in Schedule 4 to the Companies Act 1985, as it applies to LLPs.

Accounting Convention

The accounts have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards, including the Statement of Recommended Practice, Accounting by Limited Liability Partnerships.

Interest

Interest receivable and payable are calculated on an accruals basis.

Tax provisions

Taxation on all partnership profits is solely the personal liability of individual members, consequently, neither taxation nor related deferred taxation in the LLP are accounted for in these accounts.

Loans and other debts due from members

The LLP's beneficial interest in the mortgage portfolio was acquired from Northern Rock plc and is included in Loans and other debts due from members in the balance sheet and the analysis of Total Members' interests. The mortgage portfolio is recorded at book value being the book value to Northern Rock plc at the time of transfer less subsequent repayments. Under the terms of the mortgage sale agreement, Northern Rock plc is able but not obliged to repurchase all defaulting loans. No provision for losses is maintained by the LLP as it is the current intention that Northern Rock plc will repurchase defaulting loans.

Financial Instruments

Interest rate risk associated with the beneficial interest on the mortgage portfolio is managed by an interest rate swap with Northern Rock plc which requires the LLP to pay the effective yield on the mortgage portfolio and receive payments based on a rate linked to three month sterling LIBOR. The cost of the interest rate swap is included in interest payable.

The LLP has also entered into covered bond swaps with third party banks to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the mortgage loans and the Interest Rate Swap and amounts payable by the LLP to Northern Rock plc under the Intercompany Loan Agreement.

All transactions are undertaken for hedging purposes. Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged.

Notes to the accounts for the period to 30 June 2005

VAT

Value added tax is not recoverable by the LLP and is included with its related cost.

Contributions and Drawings

Under the terms of the transaction documents for the sale of the mortgage portfolio, Northern Rock plc is treated as having made a capital contribution to the LLP in an amount equal to the difference between the current balance of the loans assigned at transfer date and the cash payment made by the LLP for the loans and relevant security on that transfer date.

If so requested by the management board, the members may from time to time make cash contributions to the LLP which will constitute cash capital contributions. The liquidation member, Moore Investments Limited, will not make any capital contributions to the LLP. No interest is paid on the members' capital balances.

Capital distributions may only be made in accordance with the LLP Deed where sufficient principal receipts are available and higher priority payments have been made.

Under the priority of payments, payment pro rata and pari passu to the members of the sum of £3,000 (or such other sum as may be agreed by members from time to time) in aggregate, is allocated and paid to each Member in proportion to their respective capital contribution balances as at the relevant calculation date subject to a minimum of £1 each, as their profit for their respective interests as members in the LLP.

Under the terms of the mortgage sale agreement, Northern Rock plc, as the originator of the mortgage loans, retains the right to receive excess income arising on those loans, after certain higher priority payments have been met by the LLP. Deferred consideration is disclosed as an allocation of profits in these accounts.

Deferred purchase consideration

Deferred purchase consideration represents amounts owed under mortgage purchase agreements out of the profits for the period to Northern Rock plc, as the mortgage originator.

Deferred consideration is calculated in accordance with the legal structure for the distribution of the LLP's revenue receipts.

Cash flow statement

The Company has taken advantage of the exemptions allowed under FRS1 "Cashflow Statements" (Revised 1996) due to the fact that its cashflows are included in the financial statements of its parent company, Northern Rock plc, a company registered in the United Kingdom. These financial statements are publicly available and accordingly no cashflow statement has been prepared.

2. Interest receivable and similar income

	6 months ended 30 June 2005 £'000	6 months ended 30 June 2004 £'000	6 months ended 31 December 2004 £'000
Income receivable from the beneficial interest in mortgage	64,414	17,209	65,922
	64,414	17,209	65,922

Notes to the accounts for the period to 30 June 2005

3. Interest payable and similar charges

	6 months ended 30 June 2005 £'000	6 months ended 30 June 2004 £'000	6 months ended 31 December 2004 £'000
Amounts payable to the third party covered bond swap providers	12,787	2,314	10,248
	12,787	2,314	10,248

4. Profit for the financial period

The audit fee of £11,000 has been included in the overall audit fee for the Northern Rock plc group and has been paid for by Northern Rock plc.

The LLP employed no staff during the period.

5. Cash at bank and in hand

The LLP has placed its deposit account with a provider of a Guaranteed Investment Contract, Northern Rock plc. Withdrawals from this account are restricted by the detailed priority of payments set out in the transaction documents. The LLP earns a variable rate of interest of 0.25 per cent per annum below LIBOR for one-month Sterling deposits.

6. Loans and other debts due from members

	30 June 2005 £'000	30 June 2004 £'000	31 December 2004 £'000
Due within 1 year			50,018
Due after 1 year			1,927,556
	3,344,423	2,090,387	1,977,574

Loans and other debts due from members represents the beneficial interests held by the LLP in the mortgage portfolio. The mortgage loans are secured on residential property. The loans and advances to customers are all denominated in sterling and are either at fixed rates or at variable rates of interest, based on the standard variable rate of the administrator.

7. Creditors: amounts falling due within one year

	30 June 2005 £'000	30 June 2004 £'000	31 December 2004 £'000
Accruals and deferred income	42,348	15,757	46,297
	42,348	15,757	46,297

Accruals and deferred income includes interest payable of £15,296,000 (June 2004: £ 7,630,000; December 2004: £33,494,000) due to Northern Rock plc and deferred consideration of £20,285,000 (June 2004: £8,092,000; December 2004: £12,792,000) due to Northern Rock plc, one of the two designated members.

8. Loans and other debts due to members

The amount owing to Northern Rock plc comprises a term advance equivalent to the amounts raised by Northern Rock plc under its Covered Bond Programme. The rate of interest payable in respect of each term advance shall match the interest rate payable in respect of the corresponding tranche or Series of Covered Bonds that funded such tranche.

Northern Rock plc will not be relying on repayment of any term advance by the LLP or the interest thereon in order to meet its repayment or interest obligations under the Covered Bonds. The term advances will not be repaid by the LLP until all amounts payable under the corresponding series of Covered Bonds have been repaid in full. Amounts owed by the LLP will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee described below.

The Covered Bonds are unconditionally and jointly and severally guaranteed by Northern Rock plc. Under the terms of the Trust Deed, the LLP has also provided a guarantee as to payments of interest and principal under the Covered Bonds, where amounts would otherwise be unpaid by Northern Rock plc. The obligations of the LLP under its guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets. The principal asset is the interest in the mortgage portfolio acquired from Northern Rock plc.

The amounts due to Northern Rock plc mature on 4 May 2009 and 20 April 2015.

In addition to the Interest Rate Swap Agreement entered into by the LLP with Northern Rock plc the LLP has entered into the Covered Bond Swap Agreements with third party banks. These agreements provide a hedge against interest rate, currency and/or other risks in respect of amounts received by the LLP under the Loans and the Interest Rate Swaps and amounts payable by the LLP under the Covered Bond Guarantee in respect of the Covered Bonds. The Covered Bond Swap agreements provide a hedge against risks the LLP is exposed to, only following a Northern Rock plc Event of Default and the service on the LLP of a Notice to Pay. As such, no amounts are due and payable under this agreement prior to these events. In accordance with the terms of these swaps, the swap provider will pay to the LLP amounts equivalent to the amounts that would be payable by the LLP under the Covered Bond Guarantee in respect of interest and principal payable under the Covered Bonds and, in return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount equal to three month Sterling LIBOR for the relevant Interest Period plus a spread.

9. Members' interests

6 months ended 30 June 2005	Members' capital £'000	Other reserves £'000	Total £'000	Loans due to/(from) members £'000	Total £'000
Members' interest as at 1 January 2005	**924,818**	-	**924,818**	**(894,846)**	**29,972**
Profit for the financial period available for division among members	-	51,617	51,617	-	51,617
Allocated profits:					
Interest payable to Northern Rock plc	-	(31,044)	(31,044)	31,044	-
Deferred consideration	-	(20,573)	(20,573)	20,573	-
Profit share	-	-	-	-	
Introduced by members	1,631,947	-	1,631,947	(1,680,182)	(48,235)
Repayment of capital	(1,025,400)	-	(1,025,400)	1,025,400	-
Drawings	-	-	-	-	-
Payment of deferred consideration	-	-	-	(22,797)	(22,797)
Members' interest as at 30 June 2005	**1,531,365**	-	**1,531,365**	**(1,520,808)**	**10,557**

4 months ended 30 June 2004	Members' capital £'000	Other reserves £'000	Total £'000	Loans due to/(from) members £'000	Total £'000
Profit for the financial period available for division among members	-	14,895	14,895	-	14,895
Allocated profits:					
Interest payable to Northern Rock plc	-	(7,630)	(7,630)	7,630	-
Deferred consideration	-	(7,265)	(7,265)	7,265	-
Profit share	-	-	-	-	-
Introduced by members	2,270,254	-	2,270,254	(2,280,270)	(10,016)
Repayment of capital	(1,340,800)	-	(1,340,800)	1,340,800	-
Drawings	-	-	-	-	-
Payment of deferred consideration	-	-	-	-	-
Members' interest as at 30 June 2004	**929,454**	-	**929,454**	**(924,575)**	**4,879**

9. Members' interests (continued)

10 months ended 31 December 2004	Members' capital £'000	Other reserves £'000	Total £'000	Loans due to/(from) members £'000	Total £'000
Profit for the financial period available for division among members	-	55,674	55,674	-	55,674
Allocated profits:					
Interest payable to Northern Rock plc	-	(33,494)	(33,494)	33,494	-
Deferred consideration	-	(22,178)	(22,178)	22,178	-
Profit share	-	(2)	(2)	2	-
Introduced by members	2,265,618	-	2,265,618	(2,281,526)	(15,908)
Repayment of capital	(1,340,800)	-	(1,340,800)	1,340,800	-
Drawings	-	-	-	(2)	(2)
Payment of deferred consideration	-	-	-	(9,792)	(9,792)
Members' interest as at 31 December 2004	**924,818**	-	**924,818**	**(894,846)**	**29,972**

The average number of members during the period was two. As described in Note 1, entitlement to profit share is based on members' capital balances. The annual entitlement is £3,000 shared on a pro rata and pari passu basis between the members subject to a minimum of £600. NR plc had the largest entitlement for the period under review amounting to £1200.

10. Related Parties

The LLP is a special purpose LLP controlled by Northern Rock plc, one of the two designated members. Under FRS8 "Related Parties", the LLP is exempt from the requirement to disclose transactions with other companies within the Northern Rock Group. Under the terms of the transaction documents, Northern Rock plc is entitled to the certain amounts from the LLP and these are shown in note 9 to the accounts.

Northern Rock plc acts as servicer of the mortgage portfolio and cash manager and has waived all fees in relation to this.

Summary of the Principal Documents

Trust Deed

The Trust Deed, made between the Issuer, the LLP, the Bond Trustee and the Security Trustee on the Programme Date as amended and/or restated and/or supplemented from time to time is the principal agreement governing the Covered Bonds. The Trust Deed contains provisions relating to, *inter alia*:

- the constitution of the Covered Bonds and the terms and conditions of the Covered Bonds (as more fully set out under Terms and Conditions of the Covered Bonds above);
- the covenants of the Issuer and the LLP;
- the terms of the Covered Bond Guarantee (as described below);
- the enforcement procedures relating to the Covered Bonds and the Covered Bond Guarantee; and
- the appointment, powers and responsibilities of the Bond Trustee and the circumstances in which the Bond Trustee may resign or retire or be removed.

Covered Bond Guarantee

Under the terms of the Covered Bond Guarantee, if the Issuer defaults in the payment on the due date of any moneys due and payable under or pursuant to the Trust Deed or the Covered Bonds or any Receipts or Coupons, if any other Issuer Event of Default occurs (other than by reason of non-payment) or if an LLP Event of Default occurs, the LLP has agreed (subject as described below) to pay or procure to be paid (following service of an Issuer Acceleration Notice and Notice to Pay or, if applicable, an LLP Acceleration Notice) unconditionally and irrevocably to or to the order of the Bond Trustee (for the benefit of the Covered Bondholders), an amount equal to that portion of the Guaranteed Amounts which shall become Due for Payment but would otherwise be unpaid, as of any Original Due for Payment Date or, if applicable, Extended Due for Payment Date, by the Issuer. Under the Covered Bond Guarantee the Guaranteed Amounts will become due and payable on any earlier date on which an LLP Acceleration Notice is served.

Following the occurrence of an Issuer Event of Default and after the Covered Bonds have been declared due and payable by the Bond Trustee as against the Issuer, following service of an Issuer Acceleration Notice, the Bond Trustee will serve a Notice to Pay on the LLP. Payment by the LLP of the Guaranteed Amounts pursuant to the Covered Bond Guarantee will be made on the later of (a) the day which is two Business Days following service of a Notice to Pay on the LLP or (b) the day on which the Guaranteed Amounts are otherwise Due for Payment.

All payments of Guaranteed Amounts by or on behalf of the LLP will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other governmental charges of whatever nature, unless the withholding or deduction of such taxes, assessments or other governmental charges are required by law or regulation or administrative practice of the United Kingdom or any political subdivision thereof or any authority therein or thereof having the power to tax. If any such withholding or deduction is required, the LLP will pay the Guaranteed Amounts net of such withholding or deduction and shall account to the appropriate tax authority for the amount required to be withheld or deducted. The LLP will not be obliged to pay any amount to the Bond Trustee or any holder of Covered Bonds in respect of the amount of such withholding or deduction.

Under the terms of the Covered Bond Guarantee, the LLP agrees that its obligations under the Covered Bond Guarantee shall be as principal debtor and not merely as surety and shall be absolute and unconditional, irrespective of, and unaffected by, any invalidity, irregularity or unenforceability of, or defect in, any provisions of the Trust Deed or the Covered Bonds or Receipts or Coupons or the absence of any action to enforce the same or the waiver, modification or consent by the Bond Trustee or any of the Covered Bondholders, Receiptholders or Couponholders in respect of any provisions of the same or the obtaining of any judgment or decree against the Issuer or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defence of a guarantor.

Subject to the grace period specified in Condition 9(b) of the Conditions, failure by the LLP to pay the Guaranteed Amounts when Due for Payment will result in an LLP Event of Default.

The Trust Deed provides that the Excess Proceeds shall be paid by the Bond Trustee on behalf of the Covered Bondholders of the relevant Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in the GIC Account and the Excess Proceeds shall thereafter form part of the Security and shall be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account. Any Excess Proceeds received by the Bond Trustee shall discharge pro tanto the obligations of the Issuer in respect of the Covered Bonds, Receipts and Coupons. However, the obligations of the LLP under the Covered Bond Guarantee are (following service of an Issuer Acceleration Notice and Notice to Pay or, if earlier, service of an LLP Acceleration Notice) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds shall not reduce or discharge any of such obligations.

By subscribing for Covered Bond(s), each Covered Bondholder shall be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

The Trust Deed is governed by English law.

Intercompany Loan Agreement

On each Issue Date, the Issuer will use the proceeds of the Covered Bonds issued under the Programme to lend on that date an amount equal to the gross proceeds of the issue of the related Covered Bonds to the LLP by way of a Term Advance pursuant to the Intercompany Loan Agreement. Each Term Advance will be made in the Specified Currency of the relevant Series or Tranche, as applicable, of the Covered Bonds, as set out in the applicable Final Terms, and will be swapped into Sterling pursuant to the relevant Covered Bond Swap Agreement. The Sterling Equivalent of each Term Advance will be used by the LLP (i) as consideration in part for the acquisition of Mortgage Loans and their Related Security from the Seller pursuant to the terms of the Mortgage Sale Agreement, as described under – *Mortgage Sale Agreement – Sale by the Seller of Mortgage Loans and their Related Security* and/or (ii) to invest in Substitution Assets in an amount not exceeding the prescribed limit and/or (iii) (subject to satisfying the Asset Coverage Test), to make a Capital Distribution to a Member, and or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced and/or (v) to make a deposit in the GIC Account. Each Term Advance will bear interest at a rate of interest equal to the rate of interest payable on the corresponding Series or Tranche, as applicable, of Covered Bonds.

The Issuer will not be relying on repayment of any Term Advance in order to meet its repayment obligations under the Covered Bonds. The LLP will pay amounts due in respect of Term Advances(s) in accordance with the relevant Priorities of Payments. Prior to the service of a Notice to Pay on the LLP, amounts due in respect of each Term Advance will be paid by the LLP to, or as directed by, the Issuer on each Interest Payment Date, subject to paying all higher ranking amounts in the Pre-Acceleration Revenue Priority of Payments or, as applicable, the Pre-Acceleration Principal Priority of Payments. The Issuer may use the proceeds of the Term Advances to pay amounts due on the Covered Bonds, however any failure by the LLP to pay any amounts due on the Term Advances will not affect the liability of the Issuer to pay the relevant amount due on the Covered Bonds.

The amounts owed by the LLP to the Issuer under the Term Advances will be reduced by (i) any amounts paid by the LLP under the terms of the Covered Bond Guarantee to repay the Covered Bonds (the proceeds of which were originally applied to make such Term Advances) and (ii) the Principal Amount Outstanding of any Covered Bonds (the proceeds of which were originally applied to make such Term Advances) purchased by the LLP in accordance with Condition 6(f).

The Intercompany Loan Agreement is governed by English law.

Mortgage Sale Agreement

The Seller

Mortgage Loans and their Related Security will be sold to the LLP from time to time pursuant to the terms of the Mortgage Sale Agreement entered into on the Programme Date as amended and/or restated and/or supplemented from time to time between Northern Rock (in its capacity as Seller), the LLP and the Security Trustee.

Sale by the Seller of Mortgage Loans and Related Security

The Portfolio will consist of Mortgage Loans and their Related Security sold from time to time by the Seller to the LLP in accordance with the terms of the Mortgage Sale Agreement. The types of Mortgage Loans forming part of the Portfolio will vary over time provided that, at the time the relevant Mortgage Loans are sold to the LLP, the Eligibility Criteria (as described below) in respect of such Mortgage Loans are met on the relevant Transfer Date. Accordingly, the Portfolio may, at any time, include Mortgage Loans with characteristics that were not being offered to Borrowers on previous Transfer Dates.

Prior to the occurrence of an Issuer Event of Default, the LLP will acquire Mortgage Loans and their Related Security from the Seller in the three circumstances described below.

(a) First, in relation to the issue of Covered Bonds from time to time in accordance with the Programme, the Issuer will make Term Advances to the LLP, the proceeds of which may be applied in whole or in part by the LLP to acquire Mortgage Loans and their Related Security from the Seller. In exchange for the sale of the Mortgage Loans and their Related Security to the LLP, the Seller will receive an amount equal to the Current Balance of those Mortgage Loans sold by it as at the Transfer Date, which will be satisfied by a combination of:

   (i) a cash payment to be made by the LLP from the proceeds of the relevant Term Advance and/or from Available Principal Receipts; and/or

   (ii) the Seller being treated as having made a Capital Contribution in an amount equal to the difference between the Current Balance of the Mortgage Loans sold by the Seller as at the relevant Transfer Date and the cash payment (if any) made by the LLP; and

   (iii) Deferred Consideration.

(b) Second, the LLP will use the Available Principal Receipts to acquire New Mortgage Loans and their Related Security from the Seller and/or Substitution Assets (in respect of any Substitution Assets up to the prescribed limit) on each LLP Payment Date.

(c) Third, the LLP and the Seller are required to ensure that the Portfolio is maintained at all times in compliance with the Asset Coverage Test (as determined by the Cash Manager on each Calculation Date). If on any Calculation Date there is a breach of the Asset Coverage Test the Seller will use all reasonable efforts to offer to sell sufficient New Mortgage Loans and their Related Security to the LLP on or before the next Calculation Date in consideration of the Seller being treated as having made a Capital Contribution (in an amount equal to the Current Balance of the New Mortgage Loans) sold by the Seller as at the relevant Transfer Date and in consideration of the right to receive the Deferred Consideration.

If Selected Mortgage Loans and their Related Security are sold by or on behalf of the LLP as described below under LLP Deed – Requirement to sell Selected Mortgage Loans following service of a Notice to Pay, the obligations of the Seller insofar as they relate to those Selected Mortgage Loans and their Related Security will cease to apply.

The Seller will also be required to repurchase Mortgage Loans and their Related Security sold to the LLP in the circumstances described below under – Repurchase of Mortgage Loans.

Eligibility Criteria

The sale of Mortgage Loans and their Related Security to the LLP will be subject to various conditions (the **Eligibility Criteria**) being satisfied on the relevant Transfer Date or in respect of Additional Mortgage Loan Advances, on the next Calculation Date, including:

(d) no Issuer Event of Default or LLP Event of Default under the Transaction Documents shall have occurred which is continuing as at the relevant Transfer Date;

(e) the LLP, acting on the advice of the Cash Manager, is not aware, and could not reasonably be expected to be aware, that the purchase of the Mortgage Loans and their Related Security, would adversely affect the then current ratings by Moody's, S&P or Fitch of the Covered Bonds;

(f) the weighted average yield on the Mortgage Loans in the Portfolio (including the New Mortgage Loans) is at least 0.15 per cent. greater than LIBOR for one month Sterling deposits after taking into account (i) the average yield on the Mortgage Loans and (ii) the margins on the Interest Rate Swaps and (iii) the average yield on any Substitution Assets held by the LLP;

(g) no Mortgage Loan has a Current Balance of more than £1,000,000;

(h) no Mortgage Loan relates to a Property which is not a residential Property; and

(i) no Mortgage Loan constitutes a New Mortgage Loan Type, in respect of which no confirmation has been received, in accordance with the terms of the Mortgage Sale Agreement, that such Mortgage Loan may be sold to the LLP.

On the relevant Transfer Date, the Representations and Warranties (described below in – *Representations and Warranties*) will be given by the Seller in respect of the Mortgage Loans and their Related Security sold by the Seller to the LLP.

If the Seller accepts an application from or makes an offer (which is accepted) to a Borrower for a Product Switch, then if the Eligibility Criteria referred to in paragraphs (c), (d) and (e) above relating to the Mortgage Loan subject to that Product Switch is not satisfied on the next following Calculation Date, the LLP will be entitled to rectify the relevant breach of those Eligibility Criteria by (in the event of a breach of the Eligibility Criteria in paragraphs (c), (d) and (e) above) requiring the Seller to repurchase the Mortgage Loans subject to any Product Switch or (in the event of a breach of the Eligibility Criteria in paragraph (c) above) by requiring the Seller to transfer further Mortgage Loans to the LLP in an amount sufficient to ensure that the Eligibility Criteria in paragraph (c) above is met.

Transfer of Title to the Mortgage Loans to the LLP

English Mortgage Loans will be sold by the Seller to the LLP by way of equitable assignment. Scottish Mortgage Loans will be sold by the Seller on the First Transfer Date by way of a Scottish Declaration of Trust and, in relation to Scottish Mortgage Loans sold by the Seller to the LLP after the First Transfer Date, by further Scottish Declarations of Trust under which the beneficial interest in such Scottish Mortgage Loans will be transferred to the LLP. In relation to Scottish Mortgage Loans, references in this document to a sale of Mortgage Loans or to Mortgage Loans having been sold are to be read as references to the making of such Scottish Declarations of Trust in respect of Scottish Mortgage Loans. Such beneficial interest (as opposed to the legal title) cannot be registered or recorded in the Registers of Scotland. As a result, legal title to both English Mortgage Loans and Scottish Mortgage Loans and their Related Security will remain with the Seller until legal assignments or assignations (as appropriate) are delivered by the Seller to the LLP and notice of the sale is given by the Seller to the Borrowers. Legal assignment or assignation (as appropriate) of the Mortgage Loans and their Related Security (including, where appropriate, their registration or recording in the relevant property register) to the LLP will be deferred and will only take place in the limited circumstances described below.

Legal assignment or assignation (as appropriate) of the Mortgage Loans and their Related Security (or, where specified, the Selected Mortgage Loans and their Related Security) to the LLP will be completed on or before the 20th Business Day after the earliest of the following:

(a) the occurrence of an Issuer Event of Default and service on Northern Rock of an Issuer Acceleration Notice and the service on the LLP of a Notice to Pay (unless the Seller has notified the LLP that it or they will accept the offer set out in the Selected Mortgage Loan Offer Notice within the prescribed time);

(b) in respect of Selected Mortgage Loans only, at the request of the LLP following the acceptance of any offer to sell the Selected Mortgage Loans and their Related Security to any person who is not the Seller;

(c) the Seller and/or the LLP being required, by an order of a court of competent jurisdiction, or by a regulatory authority of which the Seller is a member or any organisation whose members comprise, but are not necessarily limited to, mortgage lenders with whose instructions it is customary for the Seller to comply, to perfect legal title to the Mortgages;

(d) it being rendered necessary by law to take such actions;

(e) the Security under the Deed of Charge or any material part of that Security being in jeopardy and the Security Trustee determining or being required by the Bond Trustee (on behalf of the Covered Bondholders) or the other Secured Creditors to take that action to reduce that jeopardy;

(f) unless otherwise agreed by the Security Trustee (with the Rating Agencies having confirmed it would not adversely affect the then current ratings of the Covered Bonds), the termination of the Seller's role as Servicer under the Servicing Agreement unless the substitute servicer, if any, is a member of the Northern Rock Group;

(g) the Seller requesting a transfer by way of assignment or assignation (as appropriate) by giving notice in writing to the LLP and the Security Trustee;

(h) the date on which the Seller ceases to be assigned a long-term unsecured, unsubordinated unguaranteed debt obligation rating by Moody's of at least Baa3 or by S&P of at least BBB- or by Fitch of at least BBB-; and

(i) the occurrence of an Insolvency Event in relation to the Seller.

Pending completion of the transfer, the right of the LLP to exercise the powers of the legal owner of, or (in Scotland) the heritable creditor under, the Mortgages will be secured by, or (in Scotland) supported by, an irrevocable power of attorney granted by the Seller in favour of the LLP and the Security Trustee.

The Title Deeds and Mortgage Loan Files relating to the Mortgage Loans in the Portfolio will be held by or to the order of the Seller or the Servicer, as the case may be, or by solicitors, licensed conveyancers or (in Scotland) qualified conveyancers acting for the Seller in connection with the creation of the Mortgage Loans and their Related Security. The Seller or the Servicer, as the case may be, will undertake that all the Title Deeds and Mortgage Loan Files relating to the Mortgage Loans in the Portfolio which are at any time in their possession or under their control or held to their order will be held to the order of the Security Trustee or as the Security Trustee may direct.

Representations and warranties

None of the LLP, the Security Trustee or the Bond Trustee has made or has caused to be made on its behalf any enquiries, searches or investigations in respect of the Mortgage Loans and their Related Security to be sold to the LLP. Instead, each is relying entirely on the Representations and Warranties by the Seller contained in the Mortgage Sale Agreement. The parties to the Mortgage Sale Agreement may, with the prior written consent of the Security Trustee (with the Rating Agencies having confirmed it would not adversely affect the then current ratings of the Covered Bonds), amend the Representations and Warranties in the Mortgage Sale Agreement. The material Representations and Warranties are as follows and are given on the relevant Transfer Date in respect of the Mortgage Loans and Related Security to be sold to the LLP only on that date and on the Calculation Date following the making of any Further Advance or Product Switch in respect of the Mortgage Loan to which the Further Advance or Product Switch relates only:

- each Mortgage Loan was originated by the Seller or purchased by the Seller in the ordinary course of business (and kept on its books for a minimum of one month);
- the first payment due in respect of each Mortgage Loan has been paid by the relevant Borrower;
- each Mortgage Loan was originated in pounds Sterling and is denominated in pounds Sterling (or was originated and is denominated in euro if the euro has been adopted as the lawful currency of the United Kingdom);
- no Mortgage Loan has a Current Balance of more than £1,000,000;
- each Mortgage Loan has a remaining term of less than 50 years as at the relevant Transfer Date;
- prior to the making of each advance under a Mortgage Loan, the Lending Criteria and all preconditions to the making of any Mortgage Loan were satisfied in all material respects subject only to exceptions as would be acceptable to a Reasonable, Prudent Mortgage Lender;
- the Lending Criteria are consistent with the criteria that would be used by a Reasonable, Prudent Mortgage Lender;

- all of the Borrowers are individuals;

- the whole of the Current Balance on each Mortgage Loan is secured by a Mortgage over residential property;

- subject only in certain appropriate cases to the completion of an application for registration at H.M. Land Registry or the Registers of Scotland each Mortgage constitutes a valid and subsisting first charge by way of legal mortgage or (in Scotland) first ranking standard security over the relevant Property;

- the Current Balance on each Mortgage Loan and its Related Security (other than any agreement for Further Advances (if any), any other Additional Mortgage Loan Advances or any Personal Secured Loan) constitute a legal, valid, binding and enforceable debt due to the Seller from the relevant Borrower and the terms of each Mortgage Loan and its Related Security constitute valid and binding obligations of the Borrower enforceable in accordance with their terms (other than any agreement for Further Advances (if any), any other Additional Mortgage Loan Advance or any Personal Secured Loan);

- all approvals, consents and other steps necessary to permit a legal or equitable or beneficial transfer, or a transfer of servicing or other disposal as and in the manner contemplated by the Transaction Documents away from the Seller, of the Mortgage Loans and their related Mortgages to be sold under this Agreement have been obtained or taken and there is no requirement in order for the transfer to be effective to obtain the consent of the Borrower before, on or after any equitable or beneficial transfer or before any legal transfer of the Mortgage Loans and their related Mortgages and such transfer or disposal shall not give rise to any claim by the Borrower against the LLP, the Security Trustee or any of their successors in title or assigns;

- all of the Properties are in England or Wales or Scotland or (subject to the provision of a Northern Ireland legal opinion in a form and substance satisfactory to the Security Trustee from counsel satisfactory to the Security Trustee) Northern Ireland;

- not more than 12 months (or a longer period as may be acceptable to a Reasonable, Prudent Mortgage Lender) prior to the granting of each Mortgage, the Seller received a Valuation Report on the relevant Property (or another form of report concerning the valuation of the relevant Property as would be acceptable to a Reasonable, Prudent Mortgage Lender), the contents of which were such as would be acceptable to a Reasonable, Prudent Mortgage Lender or such other form of valuation of the relevant Property the acceptance of which the Rating Agencies have confirmed would not affect the then current ratings of the Covered Bonds from time to time;

- prior to the making of each Mortgage Loan, an independent valuer from a panel of valuers appointed by the Seller or an employee valuer of the Seller valued the relevant Property and the results of the valuation would be acceptable to a Reasonable, Prudent Mortgage Lender;

- prior to the taking of each Mortgage (other than a remortgage), the Seller instructed its solicitor, licensed conveyancer or (in Scotland) qualified conveyancer to carry out an investigation of title to the relevant Property and to undertake other searches, investigations, enquiries and other actions on behalf of the Seller in accordance with the instructions which the Seller issued to the relevant solicitor, licensed conveyancer or (in Scotland) qualified conveyancer as are set out, in the case of English Mortgage Loans, in the CML's Lenders' Handbook for England and Wales (or, for Mortgages taken before the CML's Lenders' Handbook for England and Wales was adopted in 1999, the Seller's Mortgage Practice Notes) and, in the case of Scottish Mortgage Loans, the CML's Lenders' Handbook for Scotland (or, for Mortgages taken before the CML's Lenders' Handbook for Scotland was adopted in 2000, the Seller's Mortgage Practice Notes) or other comparable or successor instructions and/or guidelines as may for the time being be in place, subject only to those variations as would be acceptable to a Reasonable, Prudent Mortgage Lender;

- buildings insurance cover for each Property is available under either a policy arranged by the Borrower or a policy issued to Borrowers by or on behalf of the Seller on behalf of an insurer who agrees with the Seller to issue buildings insurance policies to Borrowers from time to time or a policy arranged by the relevant landlord or the Properties in Possession Policy;
- the Seller has good title to, and is the absolute unencumbered legal and beneficial owner of, all property, interests, rights and benefits agreed to be sold and/or assigned by the Seller to the LLP under the Mortgage Sale Agreement;
- the Seller has, since the making of each Mortgage Loan, kept or procured the keeping of full and proper accounts, books and records showing clearly all transactions, payments, receipts, proceedings and notices relating to such Mortgage Loan;
- there are no governmental authorisations, approvals, licences or consents required as appropriate for the Seller to enter into or to perform its obligations under the Mortgage Sale Agreement or to make the Mortgage Sale Agreement legal, valid, binding, enforceable and admissible in evidence; and
- the rate of interest under each Mortgage Loan can at all times be set in the manner disclosed in the Mortgage Sale Agreement.

If New Mortgage Loan Types are to be sold to the LLP, then the Representations and Warranties in the Mortgage Sale Agreement will be modified as required to accommodate these New Mortgage Loan Types. The prior consent of the Covered Bondholders to the requisite amendments will not be required to be obtained. Notwithstanding the foregoing, the above representations and warranties will not apply in their entirety to Personal Secured Loans.

Repurchase of Mortgage Loans

If the Seller receives a Repurchase Notice from the Cash Manager identifying a Mortgage Loan or its Related Security in the Portfolio which does not, as at the relevant Transfer Date or relevant Calculation Date (in the case of a Further Advance), materially comply with the Representations and Warranties set out in the Mortgage Sale Agreement, then the Seller will be required to repurchase (i) any such Mortgage Loan and its Related Security and (ii) any other Mortgage Loans (including any Personal Secured Loans) of the relevant Borrower and their Related Security that are included in the Portfolio. The repurchase price payable upon the repurchase of any Mortgage Loan is an amount (not less than zero) equal to the Current Balance thereof and expenses as at the relevant repurchase date. The repurchase proceeds received by the LLP will be applied (other than Accrued Interest and Arrears of Interest) in accordance with the Pre-Acceleration Principal Priority of Payments (see Cashflows below).

In addition to the foregoing circumstances, the Seller will also be required to repurchase a Mortgage Loan or Mortgage Loans and its or their Related Security sold by them to the LLP where

(a) an Additional Mortgage Loan Advance made in respect of a Mortgage Loan results in certain Eligibility Criteria being breached; or

(b) a Personal Secured Loan secured over the same Property as the Mortgage Loan(s) is granted to a Borrower.

Defaulted Mortgage Loans

If a Seller receives a Defaulted Mortgage Loans Notice identifying any Defaulted Mortgage Loan, then that Defaulted Mortgage Loan will be attributed a reduced weighting in the calculation of the Asset Coverage Test and the Amortisation Test as at the relevant Calculation Date. In addition, the Seller may, at its option, repurchase a Defaulted Mortgage Loan for an amount equal to its Current Balance as at the date of repurchase.

General ability to repurchase

Prior to the occurrence of an Issuer Event of Default, the Seller may from time to time offer to repurchase a Mortgage Loan and its Related Security from the LLP for a purchase price of not less than the aggregate Current Balance of the relevant Mortgage Loan. The LLP may accept such offer at its discretion.

Right of Pre-emption

Under the terms of the Mortgage Sale Agreement, the Seller has a right of pre-emption in respect of any sale, in whole or in part, of Selected Mortgage Loans and their Related Security.

The LLP will serve on the Seller a Selected Mortgage Loan Offer Notice offering to sell those Selected Mortgage Loans and their Related Security for an offer price equal to the greater of the then Current Balance of the Selected Mortgage Loans and the Adjusted Required Redemption Amount, subject to the offer being accepted by the Seller within ten Business Days. If an Issuer Event of Default has occurred but no liquidator or administrator has been appointed to the Seller, the Seller's right to accept the offer (and therefore its right of pre-emption) will be conditional upon the delivery by the Seller of a Solvency Certificate to the LLP and the Security Trustee. If the Seller rejects the LLP's offer or fails to accept it in accordance with the foregoing, the LLP will offer to sell the Selected Mortgage Loans and their Related Security to other Purchasers (as described under *–LLP Deed – Sale of Selected Mortgage Loans in the Portfolio following the occurrence of an Issuer Event of Default*, below).

If the Seller validly accepts the LLP's offer to sell the Selected Mortgage Loans and their Related Security, the LLP will, within three Business Days of such acceptance, serve a Selected Mortgage Loan Repurchase Notice on the Seller. The Seller will sign and return a duplicate copy of the Selected Mortgage Loan Repurchase Notice and will repurchase from the LLP free from the Security created by and pursuant to the Deed of Charge the relevant Selected Mortgage Loans and their Related Security (and any other Mortgage Loan secured or intended to be secured by that Related Security or any part of it) referred to in the relevant Selected Mortgage Loan Repurchase Notice. Completion of the purchase of the Selected Mortgage Loans and their Related Security by the Seller will take place on the LLP Payment Date after receipt of the Selected Mortgage Loans Repurchase Notice(s) or such date as the LLP may direct in the Selected Mortgage Loans Repurchase Notice (provided that such date is not later than the earlier to occur of the date which is (a) 10 Business Days after returning the Selected Mortgage Loan Repurchase Notice to the LLP and (b) the Final Maturity Date of the Earliest Maturing Covered Bonds).

For the purposes hereof:

Required Redemption Amount means in respect of a Series of Covered Bonds, the amount calculated as follows:

the Principal Amount Outstanding of the relevant Series of Covered Bonds	X	(1+ Negative Carry Factor X (days to maturity of the relevant Series of Covered Bonds/365))

Further drawings under Mortgage Loans

The Seller is solely responsible for funding all Additional Mortgage Loan Advances in respect of Mortgage Loans sold by the Seller to the LLP, if any. The amount of the Seller's Capital Contribution will increase by the amount of the funded Additional Mortgage Loan Advances as set out in the LLP Deed.

New Sellers

In the future, any New Seller that wishes to sell loans and their Related Security to the LLP will accede to, *inter alia*, the Mortgage Sale Agreement. The sale of New Mortgage Loans and their Related Security by New Sellers to the LLP will be subject to certain conditions, including the following:

- each New Seller accedes to the terms of the LLP Deed as Member (with such subsequent amendments as may be agreed by the parties thereto) so that it has, in relation to those New Mortgage Loans and their Related Security to be sold by the relevant New Seller, substantially the same rights and obligations as the Seller had in relation to those Mortgage Loans and their Related Security comprised in the Initial Portfolio under the LLP Deed;
- each New Seller accedes to the terms of the Mortgage Sale Agreement (with such subsequent amendments as may be agreed by the parties thereto) or enters into a new mortgage sale agreement with the LLP and the Security Trustee, in each case so that it has, in relation to those New Mortgage Loans and their Related Security to be sold by the relevant New Seller, substantially the same rights and obligations as the Seller had in relation to those Mortgage Loans and their Related Security comprised in the Initial Portfolio under the Mortgage Sale Agreement;

- each New Seller accedes to the Programme Agreement and enters into such other documents as may be required by the Security Trustee and/or the LLP (acting reasonably) to give effect to the addition of a New Seller to the transactions contemplated under the Programme;
- any New Mortgage Loans and their Related Security sold by a New Seller to the LLP comply with the Eligibility Criteria set out in the Mortgage Sale Agreement;
- either the Servicer services the New Mortgage Loans and their Related Security sold by a New Seller on the terms set out in the Servicing Agreement (with such subsequent amendments as may be agreed by the parties thereto) or the New Seller (or its nominee) enters into a servicing agreement with the LLP and the Security Trustee which sets out the servicing obligations of the New Seller (or its nominee) in relation to the New Mortgage Loans and their Related Security and which is on terms substantially similar to the terms set out in the Servicing Agreement (fees payable to the Servicer or the New Seller (or its nominee) acting as servicer of such New Mortgage Loans and their Related Security would be determined on the date of the accession of the New Seller to the Programme);
- the Security Trustee is satisfied that any accession of a New Seller to the Programme will not prejudice the Asset Coverage Test; and
- the Security Trustee is satisfied that the accession of a New Seller to the Programme is not materially prejudicial to Covered Bondholders and has received a Rating Agency Confirmation in relation thereto.

If the above conditions are met, the consent of Covered Bondholders will not be obtained to the accession of a New Seller to the Programme.

The Mortgage Sale Agreement is governed by English law (other than certain aspects relating to the Scottish Mortgage Loans and their Related Security, which are governed by Scots law).

Servicing Agreement

Pursuant to the terms of the Servicing Agreement between the LLP, Northern Rock (in its capacity as Servicer) and the Security Trustee, the Servicer has agreed to service on behalf of the LLP the Mortgage Loans and their Related Security sold by the Seller to the LLP.

The Servicer will be required to administer the Mortgage Loans in accordance with the Servicing Agreement and:

(i) as if the Mortgage Loans and their Related Security sold by the Seller to the LLP had not been sold to the LLP but remained with the Seller; and

(ii) in accordance with the Seller's administration, arrears and enforcement policies and procedures forming part of the Servicer's policy from time to time as they apply to those Mortgage Loans.

The Servicer's actions in servicing the Mortgage Loans in accordance with its procedures will be binding on the LLP and the Secured Creditors.

The Servicer will have the power to exercise the rights, powers and discretions and to perform the duties of the LLP in relation to the Mortgage Loans and their Related Security that it is servicing pursuant to the terms of the Servicing Agreement, and to do anything which it reasonably considers necessary or convenient or incidental to the administration of those Mortgage Loans and their Related Security.

Undertakings of the Servicer

Pursuant to the terms of the Servicing Agreement, the Servicer will undertake in relation to those Mortgage Loans and their Related Security that it is servicing, *inter alia*, to:

- keep records and accounts on behalf of the LLP in relation to the Mortgage Loans;
- keep the Mortgage Loan Files and Title Deeds in its possession in safe custody and maintain records necessary to enforce each Mortgage and to provide the LLP and the Security Trustee with access to the Title Deeds and other records relating to the administration of the Mortgage Loans and their Related Security;
- maintain a register in respect of the Portfolio;

- make available to the LLP and the Security Trustee a report on a monthly basis containing information about the Mortgage Loans and their Related Security comprised in the Portfolio;
- assist the Cash Manager in the preparation of a monthly asset coverage report in accordance with the Cash Management Agreement;
- take all reasonable steps to recover all sums due to the LLP, including instituting proceedings and enforcing any relevant Mortgage Loan or Mortgage using the discretion of a Reasonable Prudent Mortgage Lender in applying the enforcement procedures forming part of the Seller's Policy; and
- enforce any Mortgage Loan which is in default in accordance with the Seller's enforcement procedures or, to the extent that such enforcement procedures are not applicable having regard to the nature of the default in question, with the usual procedures undertaken by a Reasonable, Prudent Mortgage Lender on behalf of the LLP.

The Servicer also undertakes that, on the Servicer ceasing to be assigned a long-term unsecured, unguaranteed and unsubordinated debt obligation rating by Moody's of at least Baa3 or by S&P of at least BBB- or by Fitch of at least BBB-, it will use reasonable efforts to enter into a new or a master servicing agreement (in such form as the LLP and the Security Trustee shall reasonably require) with a third party within 60 days under which such third party will undertake the servicing obligations in relation to the Portfolio.

Setting of Standard Variable Rate and other discretionary rates and margins

In addition to the undertakings described above, the Servicer has also undertaken in the Servicing Agreement to determine and set in relation to all the Mortgage Loans in the Portfolio the Standard Variable Rate and any other discretionary rates and margins except in the limited circumstances described below in this sub-section when the LLP will be entitled to do so.
The Servicer will not at any time prior to service of a Notice to Pay on the LLP and/or the transfer of legal title to the Portfolio (or any part thereof) to the LLP, without the prior consent of the LLP, set or maintain:

(i) the Standard Variable Rate applicable to the Mortgage Loans sold by the Seller to the LLP and in the Portfolio at a rate which is higher than (although it may be lower than or equal to) then prevailing Standard Variable Rate of the Seller which applies to mortgage loans beneficially owned by the Seller outside the Portfolio; and

(ii) any other discretionary rate or margin in respect of any other Mortgage Loan sold by the Seller to the LLP and in the Portfolio which is higher than (although it may be lower than or equal to) the interest rate which applies to that type of mortgage loan beneficially owned by the Seller outside the Portfolio.

In particular, the Servicer shall determine on each Calculation Date, having regard to:

(a) the income which the LLP would expect to receive during the next succeeding LLP Payment Period (the relevant LLP Payment Period);

(b) the Standard Variable Rate and any other discretionary rate or margin in respect of the Mortgage Loans which the Servicer proposes to set under the Servicing Agreement for the relevant LLP Payment Period; and

(c) the other resources available to the LLP including the Interest Rate Swap Agreement, the relevant Covered Bond Swap Agreements and the Reserve Fund,

whether the LLP would receive an amount of income during the relevant LLP Payment Period which when aggregated with funds otherwise available to it is less than the amount which is the aggregate of (1) the amount of interest which would be payable (or provisioned to be paid) under the Covered Bond Guarantee on each Interest Payment Date falling at the end of the relevant LLP Payment Period or in the immediately succeeding LLP Payment Period and amounts payable (or provisioned to be paid) to the Covered Bond Swap Providers under the Covered Bond Swap Agreements in respect of all Covered Bonds on the LLP Payment Date falling at the end of the relevant LLP Payment Period and (2) the other senior expenses payable by the LLP ranking in priority thereto in accordance with the relevant Priorities of Payments applicable prior to an LLP Event of Default.

If the Servicer determines that there will be a shortfall in the foregoing amounts, it will give written notice to the LLP and the Security Trustee, within one Business Day, of the amount of the shortfall and the Standard Variable Rate and the other discretionary rates or margins which would, in the Servicer's opinion, need to be set in order for no shortfall to arise, having regard to the date(s) on which the change to the Standard Variable Rate and any other discretionary rates or margins would take effect and at all times acting in accordance with the standards of a Reasonable, Prudent Mortgage Lender. If the LLP or the Security Trustee notifies the Servicer that, having regard to the obligations of the LLP, the Standard Variable Rate and/or the other discretionary rates or margins should be increased, the Servicer will take all steps which are necessary to increase the Standard Variable Rate and/or any other discretionary rates or margins including publishing any notice which is required in accordance with the Mortgage Terms.

In addition, the Servicer shall determine on each Calculation Date following an Issuer Event of Default, having regard to the aggregate of:

(a) the Standard Variable Rate and any other discretionary rate or margin, in respect of the Mortgage Loans which the Servicer proposes to set under the Servicing Agreement for the relevant LLP Payment Period; and

(b) the other resources available to the LLP under the Interest Rate Swap Agreement,

whether the LLP would receive an aggregate amount of interest on the Mortgage Loans and amounts under the Interest Rate Swap Agreement during the relevant LLP Payment Period which would give a yield on the Mortgage Loans of at least LIBOR plus 0.15 per cent.

If the Servicer determines that the Yield Shortfall Test will not be met, it will give written notice to the LLP and the Security Trustee, within one Business Day, of the amount of the shortfall and the Standard Variable Rate and the other discretionary rates or margins which would, in the Servicer's opinion, need to be set in order for no shortfall to arise, and the Yield Shortfall Test to be met, having regard to the date(s) on which the change to the Standard Variable Rate and the other discretionary rates or margins would take effect and at all times acting in accordance with the standards of a Reasonable, Prudent Mortgage Lender. If the LLP or the Security Trustee notifies the Servicer that, having regard to the obligations of the LLP, the Standard Variable Rate and/or the other discretionary rates or margins should be increased, the Servicer will take all steps which are necessary to increase the Standard Variable Rate and/or any other discretionary rates or margins including publishing any notice which is required in accordance with the Mortgage Terms.

The LLP and the Security Trustee may terminate the authority of the Servicer to determine and set the Standard Variable Rate and any other variable rates or margins on the occurrence of a Servicer Event of Default as defined under – Removal or resignation of the Servicer, in which case the LLP will set the Standard Variable Rate and the other discretionary rates or margins itself in accordance with this sub-section.

Compensation

It is intended that the LLP will not pay any fee to the Servicer or any substitute servicer which is a member of the Northern Rock Group. If, however, a servicer is appointed from outside the Northern Rock Group a fee is likely to be payable.

Removal or resignation of the Servicer

The LLP and the Security Trustee may, upon written notice to the Servicer, terminate the Servicer's rights and obligations immediately if any of the following events (each a **Servicer Termination Event** and, each of the first three events set out below, a **Servicer Event of Default**) occurs:

- the Servicer defaults in the payment of any amount due to the LLP under the Servicing Agreement and fails to remedy that default for a period of three Business Days after becoming aware of the default;
- the Servicer fails to comply with any of its other obligations under the Servicing Agreement which failure in the opinion of the Security Trustee is materially prejudicial to Covered Bondholders and does not remedy that failure within 20 Business Days after becoming aware of the failure;
- an Insolvency Event occurs in relation to the Servicer; or
- the LLP resolves that the appointment of the Servicer should be terminated.

Subject to the fulfilment of a number of conditions, the Servicer may voluntarily resign by giving not less than 12 months' notice to the Security Trustee and the LLP provided that a substitute servicer qualified to act as such under the FSMA and with a management team with experience of administering mortgages in the United Kingdom has been appointed and enters into a servicing agreement with the LLP substantially on the same terms as the Servicing Agreement. The resignation of the Servicer is conditional on the resignation having no adverse effect on the then current ratings of the Covered Bonds unless the Covered Bondholders agree otherwise by extraordinary resolution.

If the appointment of the Servicer is terminated, the Servicer must deliver the Title Deeds and Mortgage Loan Files relating to the Mortgage Loans administered by it to, or at the direction of, the LLP. The Servicing Agreement will terminate at such time as the LLP has no further interest in any of the Mortgage Loans or their Related Security sold to the LLP and serviced under the Servicing Agreement that have been comprised in the Portfolio.

The Servicer may sub-contract or delegate the performance of its duties under the Servicing Agreement provided that it meets conditions as set out in the Servicing Agreement.

Neither the Bond Trustee nor the Security Trustee is obliged to act as servicer in any circumstances.

The Servicing Agreement is governed by English law and will be made by way of deed.

Asset Monitor Agreement

Under the terms of the Asset Monitor Agreement between the Asset Monitor, the LLP, the Cash Manager and the Security Trustee, the Asset Monitor has agreed, subject to due receipt of the information to be provided by the Cash Manager to the Asset Monitor, to conduct tests in respect of the calculations performed by the Cash Manager on the Calculation Date immediately prior to each anniversary of the Programme Date with a view to confirmation of compliance by the LLP with the Asset Coverage Test or the Amortisation Test, as applicable, on that Calculation Date.

If the long-term ratings of the Cash Manager or the Issuer fall below BBB-/Baa3/BBB- (by S&P, Moody's or Fitch, respectively) the Asset Monitor will, subject to receipt of the relevant information from the Cash Manager, be required to conduct such tests following each Calculation Date and, following a determination by the Asset Monitor of any errors in the calculations performed by the Cash Manager such that the Asset Coverage Test has been failed on the applicable Calculation Date (where the Cash Manager had recorded it as being satisfied) or the Adjusted Aggregate Mortgage Loan Amount or the Amortisation Test Aggregate Mortgage Loan Amount is misstated by an amount exceeding one per cent. of the Adjusted Aggregate Mortgage Loan Amount or the Amortisation Test Aggregate Mortgage Loan Amount, as applicable, (as at the date of the relevant Asset Coverage Test or the relevant Amortisation Test), the Asset Monitor will be required to conduct such tests following each Calculation Date for a period of six months thereafter.

The Asset Monitor is entitled, in the absence of manifest error, to assume that all information provided to it by the Cash Manager for the purpose of conducting such tests is true and correct and not misleading, and is not required to conduct a test or otherwise take steps to verify the accuracy of any such information. The Asset Monitor Report will be delivered to the Cash Manager, the LLP, the Issuer, the Bond Trustee and the Security Trustee.

As at the Programme Date, the LLP will pay to the Asset Monitor a fee of £1,000 per test (exclusive of VAT) for the tests to be performed by the Asset Monitor.

The LLP may, at any time, but subject to the prior written consent of the Security Trustee, terminate the appointment of the Asset Monitor by giving at least 60 days' prior written notice to the Asset Monitor, provided that such termination may not be effected unless and until a replacement asset monitor has been found by the LLP (such replacement to be approved by the Security Trustee (such approval to be given if the replacement is an accountancy firm of national standing)) which agrees to perform the duties (or substantially similar duties) of the Asset Monitor set out in the Asset Monitor Agreement.

The Asset Monitor may, at any time, resign by giving at least 60 days' prior written notice to the LLP and the Security Trustee.

Upon giving notice of resignation, the Asset Monitor shall immediately use its best endeavours to appoint a replacement (such replacement to be approved by the Security Trustee) which agrees to perform the duties of the Asset Monitor set out in the Asset Monitor Agreement. If a replacement is not appointed by the date which is 30 days prior to the date when tests are to be carried out in accordance with the terms of the Asset Monitor Agreement, then the LLP shall use all reasonable endeavours to appoint an accountancy firm of national standing to carry out the relevant tests on a one-off basis, provided that such appointment is approved by the Security Trustee.

Neither the Bond Trustee nor the Security Trustee will be obliged to act as Asset Monitor in any circumstances.

The Asset Monitor Agreement is governed by English law.

LLP Deed

The Members of the LLP have agreed to operate the business of the LLP in accordance with the terms of a limited liability partnership deed entered into on the Programme Date as amended and/or restated and/or supplemented from time to time between the LLP, Northern Rock, the Liquidation Member, the Bond Trustee and the Security Trustee (the **LLP Deed**).

Members

As at the Programme Date, each of Northern Rock and the Liquidation Member is a member (each a **Member**, and together with any other members from time to time, the **Members**) of the LLP. Northern Rock and the Liquidation Member are designated members (each a **Designated Member**, and together with any other designated members from time to time, the **Designated Members**) of the LLP. The Designated Members shall have such duties as are specified in the LLPA 2000 or otherwise at law and in the LLP Deed. The LLP Deed requires that there will at all times be at least two Designated Members of the LLP.

For so long as Covered Bonds are outstanding, if an administrator or a liquidator is appointed to Northern Rock, the Liquidation Member may, by written notice to the LLP, appoint another Member as a Designated Member or may, at its sole discretion (acting on behalf of itself and the other Members), admit a New Member to the LLP (in each case with the prior written consent of the Security Trustee).

No New Member may be otherwise appointed without the consent of the Security Trustee and the receipt by the Issuer or the Security Trustee of a Rating Agency Confirmation.

Capital Contributions

From time to time Northern Rock (in its capacity as a Member) will make Capital Contributions to the LLP. Capital Contributions may be made in cash or in kind (e.g. through a contribution of Mortgage Loans to the LLP). The Capital Contributions of Northern Rock shall be calculated in Sterling on each Calculation Date as the difference between (a) the Current Balance of the Portfolio as at the last day of the preceding Calculation Period plus Principal Receipts standing to the credit of the GIC Account plus the principal amount of Substitution Assets and Authorised Investments as at the last day of the preceding Calculation Period and (b) the Sterling Equivalent of the aggregate Principal Amount Outstanding under the Covered Bonds as at the last day of the preceding Calculation Period.

The Liquidation Member will not make any Capital Contributions to the LLP.

Capital Contributions or returns on Capital Contributions shall only be paid to Members after the LLP has paid or, as applicable, provided for all higher ranking amounts in the relevant Priority of Payments.

Asset Coverage Test

Under the terms of the LLP Deed, the LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date, the Adjusted Aggregate Mortgage Loan Amount is in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date.

If on any Calculation Date the Adjusted Aggregate Mortgage Loan Amount is less than the aggregate Principal Amount Outstanding of all Covered Bonds as calculated on the relevant Calculation Date, then the LLP (or the Cash Manager on its behalf) will notify the Members, the

Bond Trustee and the Security Trustee thereof and the Members (other than the Liquidation Member) will use all reasonable endeavours to sell sufficient further Mortgage Loans and their Related Security to the LLP in accordance with the Mortgage Sale Agreement (see *Summary of the Principal Documents – Mortgage Sale Agreement – Sale by the Seller of Mortgage Loans and their Related Security*) or provide Cash Capital Contributions to ensure that the Asset Coverage Test is met. An Issuer Event of Default shall occur if the Asset Coverage Test is not remedied on the next following Calculation Date.

For the purposes hereof:

Adjusted Aggregate Mortgage Loan Amount means the amount calculated on each Calculation Date as follows:

$$A + B + C + D - (V + W + X + Y + Z)$$

where,

A = the lower of (i) and (ii), where:

(i) = the sum of the **Adjusted Current Balance** of each Mortgage Loan in the Portfolio, which shall be the lower of (1) the actual Current Balance of the relevant Mortgage Loan in the Portfolio as calculated on the relevant Calculation Date and (2) the Indexed Valuation relating to that Mortgage Loan multiplied by M (where for all Mortgage Loans that are less than three months in arrears or not in arrears, M = 0.75, for all Mortgage Loans that are three months or more in arrears and have a Current Balance to Indexed Valuation ratio of less than or equal to 75%, M = 0.40 and for all Mortgage Loans that are three months or more in arrears and have a Current Balance to Indexed Valuation ratio of more than to 75%, M = 0.25),

minus

the aggregate sum of the following deemed reductions to the aggregate Adjusted Current Balance of the Mortgage Loans in the Portfolio if any of the following occurred during the previous Calculation Period:

(3) a Mortgage Loan or its Related Security was, in the immediately preceding Calculation Period, in breach of the Representations and Warranties contained in the Mortgage Sale Agreement or subject to any other obligation of the Seller to repurchase the relevant Mortgage Loan and its Related Security, and in each case the Seller has not repurchased the Mortgage Loan or Mortgage Loans of the relevant Borrower and its or their Related Security to the extent required by the terms of the Mortgage Sale Agreement. In this event, the aggregate Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the Adjusted Current Balance of the relevant Mortgage Loan or Mortgage Loans (as calculated on the relevant Calculation Date) of the relevant Borrower; and/or

(4) the Seller, in any preceding Calculation Period, was in breach of any other material warranty under the Mortgage Sale Agreement and/or the Servicer was, in any preceding Calculation Period, in breach of a material term of the Servicing Agreement. In this event, the aggregate Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the resulting financial loss incurred by the LLP in the immediately preceding Calculation Period (such financial loss to be calculated by the Cash Manager without double counting and to be reduced by any amount paid (in cash or in kind) to the LLP by the Seller to indemnify the LLP for such financial loss);

AND

(ii) = the aggregate **Arrears Adjusted Current Balance** of the Mortgage Loans in the Portfolio as at the relevant Calculation Date which shall be the lower of (1) the actual Current Balance of the relevant Mortgage Loan as calculated on the relevant Calculation Date and (2) the Indexed Valuation relating to that Mortgage Loan multiplied by N (where for all Mortgage Loans that are less than three months in arrears or not in arrears, N = 1, for all Mortgage Loans that are three months or

more in arrears and have a Current Balance to Indexed Valuation ratio of less than or equal to 75%, N = 0.40 and for all Mortgage Loans that are three months or more in arrears and have a Current Balance to Indexed Valuation ratio of more than 75%, N = 0.25);

minus

the aggregate sum of the following deemed reductions to the aggregate Arrears Adjusted Current Balance of the Mortgage Loans in the Portfolio if any of the following occurred during the previous Calculation Period:

(1) a Mortgage Loan or its Related Security was, in the immediately preceding Calculation Period, in breach of the Representations and Warranties contained in the Mortgage Sale Agreement or subject to any other obligation of the Seller to repurchase the relevant Mortgage Loan and its Related Security, and in each case the Seller has not repurchased the Mortgage Loan or Mortgage Loans of the relevant Borrower and its or their Related Security to the extent required by the terms of the Mortgage Sale Agreement. In this event, the aggregate Arrears Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the Arrears Adjusted Current Balance of the relevant Mortgage Loan or Mortgage Loans (as calculated on the relevant Calculation Date) of the relevant Borrower; and/or

(2) the Seller, in any preceding Calculation Period, was in breach of any other material warranty under the Mortgage Sale Agreement and/or the Servicer was, in the immediately preceding Calculation Period, in breach of a material term of the Servicing Agreement. In this event, the aggregate Arrears Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the resulting financial loss incurred by the LLP in the immediately preceding Calculation Period (such financial loss to be calculated by the Cash Manager without double counting and to be reduced by any amount paid (in cash or in kind) to the LLP by the Seller to indemnify the LLP for such financial loss),

the result of which is multiplied by the Asset Percentage (as defined below);

B = the aggregate amount of any Principal Receipts on the Mortgage Loans in the Portfolio up to the end of the immediately preceding Calculation Period (as recorded in the Principal Ledger) which have not been applied as at the relevant Calculation Date to acquire further Mortgage Loans and their Related Security or otherwise applied in accordance with the LLP Deed and/or the other Transaction Documents;

C = the aggregate amount of any Cash Capital Contributions made by the Members (as recorded in the Capital Account Ledger of each Member) or proceeds of Term Advances which have not been applied as at the relevant Calculation Date to acquire further Mortgage Loans and their Related Security or otherwise applied in accordance with this Deed and/or the other Transaction Documents;

D = the aggregate outstanding principal balance of any Substitution Assets;

V = 100 per cent. of the sum of the average cleared credit balance of all applicable accounts linked to Together Connections Mortgage Loans and Connections Mortgage Loans or any other Mortgage Loans in respect of each calendar month or part of such calendar month;

W = 2 per cent. of the aggregate Current Balance of the Mortgage Loans in the Portfolio, as calculated on the relevant Calculation Date;

X = 8 per cent. ***multiplied by*** the Flexible Redraw Capacity (as defined below) ***multiplied by*** 3;

Y = the aggregate Current Balance of (1) Re-draws and (2) Personal Secured Loans in the Portfolio as calculated on the relevant Calculation Date; and

Z = the weighted average remaining maturity of all Covered Bonds then outstanding multiplied by the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds **multiplied by** the Negative Carry Factor where the **Negative Carry Factor** is a percentage calculated by reference to the weighted average margin of the Covered Bonds and will, in any event, be not less than 0.50% (provided that if such weighted average is less than one, the weighted average shall be deemed, for the purposes of this calculation, to be one).

Asset Percentage means 90 per cent. or such lesser percentage figure as determined from time to time in accordance with the terms of the LLP Deed. On the Calculation Date falling in January, April, July and October of each year, the LLP (or the Cash Manager on its behalf) will calculate the WAFF and the WALS (and/or such figures calculated in accordance with such alternative methodologies as the Rating Agencies may prescribe) for the Portfolio as a whole or a random sample of the Mortgage Loans in the Portfolio, such calculations to be made on the same basis throughout unless agreed otherwise by the Rating Agencies.

The WAFF and WALS (or other relevant figures) so calculated will be input by the Cash Manager to one or more cashflow models approved by the Rating Agencies. Such models, which test the credit enhancement required in various cashflow scenarios, will indicate, on the basis of the latest WAFF and WALS figures (or other relevant figures), the Asset Percentage needed in order to provide credit enhancement to cover all such cashflow scenarios.

Save where otherwise agreed with the Rating Agencies, the Asset Percentage will be adjusted in accordance with the various methodologies prescribed by each of the Rating Agencies to ensure that sufficient credit enhancement will be maintained, provided that the Asset Percentage may not, at any time, exceed 90 per cent.

Flexible Re-draw Capacity means the sum of (i) the flexible cash re-draw capacity, being an amount equal to the difference between (1) the maximum amount of Cash Re-draws that Borrowers may make under Flexible Mortgage Loans in the Portfolio (whether or not drawn) as at the last day of the immediately preceding Calculation Period and (2) the aggregate Current Balance of Cash Redraws which form part of the Portfolio as at the last day of the immediately preceding Calculation Period; and (ii) the further draw capacity being an amount equal to the difference between (1) the maximum amount of credit extended to Borrowers under Flexi-Plan Loans included in the Portfolio as at the last day of the immediately preceding Calculation Period and (2) the aggregate Current Balance of Flexi-Plan Loans which form part of the Portfolio as at the last date of the immediately preceding Calculation Period.

Amortisation Test

The LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date following service of a Notice to Pay on the LLP (but prior to service of an LLP Acceleration Notice) the Amortisation Test Aggregate Mortgage Loan Amount will be in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date.

Following an Issuer Event of Default, if on any Calculation Date the Amortisation Test Aggregate Mortgage Loan Amount is less than the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date, then the Amortisation Test will be deemed to be breached and an LLP Event of Default will occur. The LLP or the Cash Manager, as the case may be, will immediately notify the Members, the Security Trustee and (whilst Covered Bonds are outstanding) the Bond Trustee of any breach of the Amortisation Test.

The **Amortisation Test Aggregate Mortgage Loan Amount** will be calculated on each Calculation Date as follows:

$A + B + C - Z$

where,

A = the aggregate **Amortisation Test Current Balance** of each Mortgage Loan, which shall be the lower of (1) the actual Current Balance of the relevant Mortgage Loan as calculated on the relevant Calculation Date multiplied by M and (2) 100 per cent. of the Indexed Valuation multiplied by M.

Where for all the Mortgage Loans that are less than three months in arrears or not in arrears M = 1 or for all the Mortgage Loans that are three months or more in arrears M = 0.7;

B = the sum of the amount of any cash standing to the credit of the GIC Account and the principal amount of any Authorised Investments (excluding any Revenue Receipts received in the immediately preceding Calculation Period);

C = the aggregate outstanding principal balance of any Substitution Assets;

Z = the weighted average remaining maturity of all Covered Bonds then outstanding **multiplied by** the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds **multiplied by** the Negative Carry Factor.

Sale of Selected Mortgage Loans and their Related Security following service of a Notice to Pay

After a Notice to Pay has been served on the LLP following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on Northern Rock, but prior to service of an LLP Acceleration Notice, the LLP will be obliged to sell Selected Mortgage Loans and their Related Security in the Portfolio in accordance with the LLP Deed (as described below), subject to the rights of pre-emption enjoyed by the Seller to buy the Selected Mortgage Loans and their Related Security pursuant to the Mortgage Sale Agreement. The proceeds from any such sale will be credited to the GIC Account and applied as set out in the Priorities of Payments.

Method of Sale of Selected Mortgage Loans

If the LLP is required to sell Selected Mortgage Loans and their Related Security to Purchasers following the occurrence of an Issuer Event of Default, the LLP will be required to ensure that before offering Selected Mortgage Loans for sale:

(a) the Selected Mortgage Loans have been selected from the Portfolio on a random basis as described in the LLP Deed; and

(b) the Selected Mortgage Loans have an aggregate Current Balance in an amount (the **Required Current Balance Amount**) which is as close as possible to the amount calculated as follows:

$$N \times \frac{\text{Current Balance of all the Mortgage Loans in the Portfolio}}{\text{the Sterling Equivalent of the Required Redemption Amount in respect of each Series of Covered Bonds then outstanding}}$$

where N is an amount equal to the Sterling Equivalent of the Required Redemption Amount of the Earliest Maturing Covered Bonds less amounts standing to the credit of the GIC Account and the principal amount of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay higher ranking amounts in the Guarantee Priority of Payments and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds).

The LLP will offer the Selected Mortgage Loans and their Related Security for sale to Purchasers for the best price reasonably available but in any event for an amount not less than the Adjusted Required Redemption Amount.

If the Selected Mortgage Loans have not been sold (in whole or in part) in an amount equal to the Adjusted Required Redemption Amount by the date which is six months prior to, as applicable, if the Covered Bonds are not subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the Final Maturity Date or, if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the Extended Due for Payment Date in respect of the Earliest Maturing Covered Bonds (after taking into account all payments, provisions and credits to be made in priority thereto), then the LLP will offer the Selected Mortgage Loans for sale for the best price reasonably available notwithstanding that such amount may be less than the Adjusted Required Redemption Amount.

In addition to offering Selected Mortgage Loans for sale to Purchasers in respect of the Earliest Maturing Covered Bonds, the LLP (subject to the rights of pre-emption enjoyed by the Seller pursuant to the Mortgage Sale Agreement) is permitted to offer for sale a portfolio of

Selected Mortgage Loans, in accordance with the provisions summarised above, in respect of other Series of Covered Bonds.

The LLP is also permitted to offer for sale to Purchasers a Partial Portfolio. Except in circumstances where the portfolio of Selected Mortgage Loans is being sold within six months of, as applicable, the Final Maturity Date or, if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the Extended Due for Payment Date in respect of the Series of Covered Bonds to be repaid from such proceeds, the sale price of the Partial Portfolio (as a proportion of the Adjusted Required Redemption Amount) shall be at least equal to the proportion that the Partial Portfolio bears to the relevant portfolio of Selected Mortgage Loans.

The LLP will through a tender process appoint a portfolio manager of recognised standing on a basis intended to incentivise the portfolio manager to achieve the best price for the sale of the Selected Mortgage Loans (if such terms are commercially available in the market) to advise it in relation to the sale of the Selected Mortgage Loans to Purchasers (except where the Seller is buying the Selected Mortgage Loans in accordance with their right of pre-emption in the Mortgage Sale Agreement). The terms of the agreement giving effect to the appointment in accordance with such tender shall be approved by the Security Trustee.

In respect of any sale of Selected Mortgage Loans and their Related Security following service of a Notice to Pay, the LLP will instruct the portfolio manager to use all reasonable endeavours to procure that Selected Mortgage Loans are sold as quickly as reasonably practicable (in accordance with the recommendations of the portfolio manager) taking into account the market conditions at that time and the scheduled repayment dates of the Covered Bonds and the terms of the LLP Deed.

The terms of any sale and purchase agreement with respect to the sale of Selected Mortgage Loans (which shall give effect to the recommendations of the portfolio manager) will be subject to the prior written approval of the Security Trustee. The Security Trustee will not be required to release the Selected Mortgage Loans from the Security unless the conditions relating to the release of the Security (as described under – Deed of Charge – Release of Security, below) are satisfied.

If Purchasers accept the offer or offers from the LLP so that some or all of the Selected Mortgage Loans shall be sold prior to the next following Final Maturity Date or, if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the next following Extended Due for Payment Date in respect of the Earliest Maturing Covered Bonds, then the LLP will, subject to the foregoing paragraph, enter into a sale and purchase agreement with the relevant Purchasers which will require *inter alia* a cash payment from the relevant Purchasers. Any such sale will not include any Representations and Warranties from the LLP in respect of the Mortgage Loans and the Related Security unless expressly agreed by the Security Trustee or otherwise agreed with the Seller.

Covenants of the LLP and the Members

Each of the Members covenants that, subject to the terms of the Transaction Documents, it will not sell, transfer, convey, create or permit to arise any security interest on, declare a trust over, create any beneficial interest in or otherwise dispose of its interest in the LLP without the prior written consent of the LLP and, whilst the Covered Bonds are outstanding, the Security Trustee. Whilst any amounts are outstanding in respect of the Covered Bonds, each of the Members undertakes not to terminate or purport to terminate the LLP or institute any winding-up, administration, insolvency or similar proceedings against the LLP.

The LLP covenants that it will not, save with the prior written consent of the LLP Management Board (and, for so long as any Covered Bonds are outstanding, the consent of the Security Trustee) or as envisaged by the Transaction Documents:

(a) create or permit to subsist any security interest over the whole or any part of its assets or undertakings, present or future;

(b) dispose of, deal with or grant any option or present or future right to acquire any of its assets or undertakings or any interest therein or thereto;

(c) have an interest in a bank account other than as set out in the Transaction Documents;

(d) incur any indebtedness or give any guarantee or indemnity in respect of any such indebtedness;

(e) consolidate or merge with or transfer any of its property or assets to another person;

(f) have any employees, premises or subsidiaries;

(g) acquire assets other than pursuant to the Mortgage Sale Agreement, the Cash Management Agreement and the LLP Deed;

(h) engage in any activities or derive income from any activities within the United States or hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States;

(i) enter into any contracts, agreements or other undertakings;

(j) compromise, compound or release any debt due to it; or

(k) commence, defend, settle or compromise any litigation or other claims relating to it or any of its assets.

Limit on Investing in Substitution Assets and Authorised Investments

Prior to the service of a Notice to Pay on the LLP, the LLP will be permitted to invest Available Revenue Receipts, Available Principal Receipts and the proceeds of Term Advances in Substitution Assets, provided that the aggregate amount so invested does not exceed 10 per cent. of the total assets of the LLP at any one time and provided that such investments are made in accordance with the terms of the Cash Management Agreement.

Following service of a Notice to Pay on the LLP, all Substitution Assets must be sold by the LLP (or the Cash Manager on its behalf) as quickly as reasonably practicable and the proceeds credited to the GIC Account and the LLP will be permitted to invest all available monies in Authorised Investments, provided that such investments are made in accordance with the terms of the Cash Management Agreement.

Other Provisions

The allocation and distribution of Revenue Receipts, Principal Receipts and all other amounts received by the LLP is described under Cashflows below.

The LLP Management Board, comprised as at the Programme Date of directors, officers and/or employees of Northern Rock, will act on behalf of the LLP to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters. Any decision by the LLP Management Board relating to the admission of a New Member, any change in the LLP's business, any change to the LLP's name and any amendment to the LLP Deed, will be made, whilst any Covered Bonds are outstanding, with the consent of the Security Trustee.

For so long as any Covered Bonds are outstanding, each Member has agreed that it will not terminate or purport to terminate the LLP or institute any winding-up, administration, insolvency or other similar proceedings against the LLP. Furthermore, the Members have agreed *inter alia* not to demand or receive payment of any amounts payable by the LLP (or the Cash Manager on its behalf) or the Security Trustee unless all amounts then due and payable by the LLP to all other creditors ranking higher in the relevant Priorities of Payments have been paid in full.

Each Member will be responsible for the payment of its own tax liabilities and will be required to indemnify the LLP and the other Members from any liabilities which they incur as a result of the relevant Member's non-payment.

Following the appointment of a liquidator to any Member (other than the Liquidation Member), any decisions of the LLP that are reserved to the Members in the LLP Deed shall be made by the Liquidation Member only.

The LLP Deed is governed by English law.

Cash Management Agreement

The Cash Manager will provide certain cash management services to the LLP pursuant to the terms of the Cash Management Agreement between the LLP, Northern Rock in its capacity as the Cash Manager and the Security Trustee.

The Cash Manager's services include but are not limited to:

(a) maintaining the Ledgers on behalf of the LLP;

(b) distributing the Revenue Receipts and the Principal Receipts in accordance with the Priorities of Payment described under Cashflows, below;

(c) determining whether the Asset Coverage Test is satisfied on each Calculation Date in accordance with the LLP Deed, as more fully described under *Credit Structure – Asset Coverage Test*, below;

(d) determining whether the Amortisation Test is satisfied on each Calculation Date following an Issuer Event of Default in accordance with the LLP Deed, as more fully described under *Credit Structure – Amortisation Test*, below; and

(e) preparation of Investor Reports for the Covered Bondholders, the Rating Agencies and the Bond Trustee.

In certain circumstances the LLP and the Security Trustee will each have the right to terminate the appointment of the Cash Manager and to appoint a substitute (the identity of which will be subject to the Security Trustee's written approval). Any substitute cash manager will have substantially the same rights and obligations as the Cash Manager (although the fee payable to the substitute cash manager may be higher).

The Cash Management Agreement is governed by English law.

Interest Rate Swap Agreement

Some of the Mortgage Loans in the Portfolio pay a variable rate of interest for a period of time that may either be linked to the Seller's Standard Variable Rate or linked to an interest rate other than the Seller's Standard Variable Rate, such as a variable rate offered by a basket of UK mortgage lenders or a rate that tracks the Bank of England base rate. Other Mortgage Loans pay a fixed rate of interest for a period of time. However, the Sterling payments to be made by the LLP under the Covered Bond Swaps are based on LIBOR for three month Sterling deposits. To provide a hedge against the possible variance between:

(1) the rates of interest payable on the Mortgage Loans in the Portfolio; and

(2) LIBOR for three month Sterling deposits,

the LLP, the Interest Rate Swap Provider and the Security Trustee have entered into the Interest Rate Swap Agreement on the Programme Date.

In the event that the relevant ratings of the Interest Rate Swap Provider, or any guarantor, as applicable, is or are, as applicable, downgraded by a Rating Agency below the ratings specified in the Interest Rate Swap Agreement (in accordance with the requirements of the Rating Agencies) for the Interest Rate Swap Provider, and, as a result of the downgrade, the then current ratings of the Covered Bonds would or may, as applicable, be adversely affected, the Interest Rate Swap Provider will be required to take certain remedial measures which may include providing collateral for its obligations, arranging for its obligations to be transferred to an entity with ratings required by the relevant Rating Agency, procuring another entity with rating(s) required by the relevant Rating Agency to become co-obligor in respect of its obligations, or taking such other action as it may agree with the relevant Rating Agency. A failure to take such steps will allow the LLP to terminate the Interest Rate Swap Agreement.

The Interest Rate Swap Agreement may also be terminated in certain other circumstances (each referred to as an **Interest Rate Swap Early Termination Event**), including:

- at the option of any party to the Interest Rate Swap Agreement, if there is a failure by the other party to pay any amounts due under the Interest Rate Swap Agreement; and
- upon the occurrence of the insolvency of the Interest Rate Swap Provider, or any guarantor, or the merger of one of the parties without an assumption of the obligations under the Interest Rate Swap Agreement (except in respect of a transfer by the LLP to the Security Trustee in its fiduciary capacity).

Upon the termination of the Interest Rate Swap pursuant to an Interest Rate Swap Early Termination Event, the LLP or the Interest Rate Swap Provider may be liable to make a termination payment to the other in accordance with the provisions of the Interest Rate Swap Agreement.

If withholding taxes are imposed on payments made by the Interest Rate Swap Provider under the Interest Rate Swap, the Interest Rate Swap Provider shall always be obliged to gross up these payments. If withholding taxes are imposed on payments made by the LLP to the Interest Rate Swap Provider under the Interest Rate Swap, the LLP shall not be obliged to gross up those payments.

If the LLP is required to sell Selected Mortgage Loans in the Portfolio in order to provide liquidity in respect of the Earliest Maturing Covered Bonds following an Issuer Event of Default and service of a Notice to Pay on the LLP, then to the extent that such Selected Mortgage Loans include Fixed Rate Mortgage Loans, either:

(a) the Interest Rate Swap in connection with such fixed rate Mortgage Loans will partially terminate and any breakage costs payable by or to the LLP in connection with such termination will be taken into account in calculating the Adjusted Required Redemption Amount for the sale of the Selected Mortgage Loans; or

(b) such Interest Rate Swap will be partially novated to the purchaser of such fixed rate Mortgage Loans, and such purchaser will thereby become party to a separate interest rate swap transaction with the Interest Rate Swap Provider.

The Interest Rate Swap Agreements are (or, as applicable, will be) governed by English law.

Covered Bond Swap Agreements

The LLP will enter into one or more Covered Bond Swaps with one or more Covered Bond Swap Providers and the Security Trustee. Each Covered Bond Swap will provide a hedge against certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swap and amounts payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay on the LLP) and under the Covered Bond Guarantee in respect of Covered Bonds (after the service of a Notice to Pay on the LLP).

Where required to hedge such risks, there will be one (or more) Covered Bond Swap Agreement(s) and Covered Bond Swap(s) in relation to each Series or Tranche, as applicable, of Covered Bonds. Under the Covered Bond Swaps on the relevant Issue Date, the LLP will pay to the Covered Bond Swap Provider the amount received by the LLP under the applicable Term Advance (being an amount equal to the gross proceeds of the issue of such Series or Tranche, as applicable, of Covered Bonds) and in return the Covered Bond Swap Provider will pay an amount equivalent to the Sterling Equivalent of the applicable Term Advance. Thereafter, the Covered Bond Swap Provider will pay to the LLP on each Interest Payment Date amounts equivalent to the amounts that would be payable by the LLP under either the applicable Term Advance in accordance with the terms of the Intercompany Loan or the Covered Bond Guarantee in respect of interest and principal payable under the relevant Series or Tranche of Covered Bonds. In return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount in Sterling calculated by reference to LIBOR for three month Sterling deposits for the relevant Interest Period plus a spread and the Sterling Equivalent of any principal due in respect of the relevant Term Advance in accordance with the Intercompany Loan Agreement.

Under the terms of each Covered Bond Swap, in the event that the relevant rating of the Covered Bond Swap Provider is downgraded by a Rating Agency below the rating(s) specified in the relevant Covered Bond Swap Agreement (in accordance with the requirements of the Rating Agencies) for the Covered Bond Swap Provider, and, where applicable, as a result of the downgrade, the then current ratings of the Covered Bonds would or may, as applicable, be adversely affected, the Covered Bond Swap Provider will, in accordance with the relevant Covered Bond Swap Agreement, be required to take certain remedial measures which may include providing collateral for its obligations under the Covered Bond Swap, arranging for its obligations under the Covered Bond Swap to be transferred to an entity with the ratings required by the relevant Rating Agency, procuring another entity with the ratings required by the relevant Rating Agency to become co-obligor in respect of its obligations under the Covered Bond Swap, or taking such other action as it may agree with the relevant Rating Agency. A failure to take such steps will allow the LLP to terminate the Covered Bond Swap.

A Covered Bond Swap Agreement may also be terminated in certain other circumstances (each referred to as a **Covered Bond Swap Early Termination Event**), including:

- at the option of any party to the Covered Bond Swap Agreement, if there is a failure by the other party to pay any amounts due under such Covered Bond Swap Agreement; and
- upon the occurrence of an insolvency of the Covered Bond Swap Provider or any guarantor, or the merger of one of the parties without an assumption of the obligations under the relevant Covered Bond Swap Agreement.

Upon the termination of a Covered Bond Swap, the LLP or the Covered Bond Swap Provider may be liable to make a termination payment to the other in accordance with the provisions of the relevant Covered Bond Swap Agreement. The amount of this termination payment will be calculated and made in Sterling.

If withholding taxes are imposed on payments made by the Covered Bond Swap Provider to the LLP under a Covered Bond Swap, the Covered Bond Swap Provider shall always be obliged to gross up those payments. If withholding taxes are imposed on payments made by the LLP to the Covered Bond Swap Provider under a Covered Bond Swap, the LLP shall not be obliged to gross up those payments.

In the event that the Covered Bonds are redeemed and/or cancelled in accordance with the Conditions, the Covered Bond Swap(s) in connection with such Covered Bonds will terminate or partially terminate, as the case may be. Any breakage costs payable by or to the LLP in connection with such termination will be taken into account in calculating:

(i) the Adjustment Required Redemption Amount for the Sale of Selected Mortgage Loans; and

(ii) the purchase price to be paid for any Covered Bonds purchased by the LLP in accordance with Condition 6(f).

The Covered Bond Swap Agreements are (or, as applicable, will be) governed by English law.

Bank Account Agreement

Pursuant to the terms of the Bank Account Agreement between the LLP, the Account Bank, the Cash Manager and the Security Trustee, the LLP will maintain with the Account Bank the account described below, which will be operated in accordance with the Cash Management Agreement, the LLP Deed and the Deed of Charge.

All amounts received from Borrowers in respect of Mortgage Loans in the Portfolio are paid into the GIC account. On each LLP Payment Date as applicable, amounts required to meet the LLP's various creditors and amounts to be distributed to the Members under the LLP Deed will be applied by the Cash Manager in accordance with the Priorities of Payments described below under Cashflows.

If the short term, unsecured, unsubordinated and unguaranteed debt obligations of the Account Bank cease to be rated A-1 by S&P, P-1 by Moody's, or F1 by Fitch then either:

- the GIC Account will be closed and all amounts standing to the credit thereof shall be transferred to accounts held with a satisfactorily rated bank; or
- the Account Bank will obtain a guarantee of its obligations under the Bank Account Agreement from a satisfactorily rated financial institution.

If the Account Bank's ratings are not at least A-1+ by S&P, P-1 by Moody's and F-1+ by Fitch then the aggregate amount standing to the credit of accounts held with the Account Bank must not exceed 20% of the Sterling Equivalent of the aggregate Outstanding Principal Amount of the Covered Bonds.

The Bank Account Agreement is governed by English law.

Stand-by Bank Account Agreement

Pursuant to the terms of a stand-by bank account agreement entered into on the Programme Date as amended and/or restated and/or supplemented from time to time between the LLP, Lloyds TSB Bank plc (the **Stand-by Account Bank**), the Cash Manager and the Security Trustee (the **Stand-by Bank Account Agreement**), the LLP will open with the Stand-by Account Bank a stand-by GIC account (the **Stand-by GIC Account**) if the LLP cannot find a replacement account bank in accordance with the terms of the Bank Account Agreement or the Account Bank cannot obtain a guarantee of its obligations, in each case if the short term, unsecured, unsubordinated and

unguaranteed debt obligations of the Account Bank fall below A-1 by S&P, P-1 by Moody's or F1 by Fitch, and the Bank Account Agreement is subsequently terminated or if the Bank Account Agreement is terminated for other reasons. The Stand-by GIC Account will be operated in accordance with the Cash Management Agreement, the LLP Deed and the Deed of Charge.

If the short term, unsecured, unsubordinated and unguaranteed debt obligations of the Standby Account Bank fall below A-1+ by S&P, P-1 by Moody's or F1+ by Fitch there will be a requirement that the Stand-by Account Bank either be replaced by, or have its obligations guaranteed by, a satisfactorily rated financial institution.

References in this Prospectus to the GIC Account include references to the Stand-by GIC Account when the Stand-by GIC Account becomes operative.

The Stand-by Bank Account Agreement is governed by English law.

Guaranteed Investment Contract

The LLP has entered into a Guaranteed Investment Contract (or **GIC**) with the GIC Provider, the Cash Manager and the Security Trustee on the Programme Date as amended and/or restated and/or supplemented from time to time, pursuant to which the GIC Provider has agreed to pay interest on the moneys standing to the credit thereof at specified rates determined in accordance with the GIC.

The Guaranteed Investment Contract is governed by English law.

Stand-by Guaranteed Investment Contract

The LLP has entered into a stand-by guaranteed investment contract with Lloyds TSB Bank plc (the **Stand-by GIC Provider**) on the Programme Date as amended and/or restated and/or supplemented from time to time (the **Stand-by Guaranteed Investment Contract**), pursuant to which the Stand-by GIC Provider has agreed to pay interest on the Standby GIC Account at specified rates determined in accordance with the Stand-by Guaranteed Investment Contract.

The Stand-by Guaranteed Investment Contract is governed by English law.

Corporate Services Agreements

The Liquidation Member has entered into a Corporate Services Agreement with, inter alios, Mourant & Co. Capital (SPV) Limited (as Corporate Service Provider) and Holdings has entered into a Corporate Services Agreement with, *inter alios*, Mourant & Co. Limited (as Corporate Services Provider) on the Programme Date as amended and/or restated and/or supplemented from time to time, pursuant to which the Corporate Services Providers have agreed to provide corporate services to the Liquidation Member and Holdings respectively.

The Corporate Services Agreement for Holdings is governed by Jersey law and the Corporate Services Agreement for the Liquidation Member is governed by English law.

Deed of Charge

Pursuant to the terms of the Deed of Charge entered into on the Programme Date (as amended and/or restated and/or supplemented from time to time) by the LLP, the Security Trustee and the other Secured Creditors, the secured obligations of the LLP and all other obligations of the LLP under or pursuant to the Transaction Documents to which it is a party are secured, *inter alia*, by the following security (the **Security**) over the following property, assets and rights (the **Charged Property**):

(a) a first fixed charge (which may take effect as a floating charge) over the LLP's interest in the English Mortgage Loans and their Related Security and other related rights comprised in the Portfolio;

(b) an assignment by way of first fixed charge over the rights of the LLP in and to the Insurance Policies;

(c) an assignation in security of the LLP's interest in the Scottish Mortgage Loans and their Related Security (comprising the LLP's beneficial interest under the trusts declared by the Seller pursuant to the Scottish Declarations of Trust);

(d) an assignment by way of first fixed security over all of the LLP's interests, rights and entitlements under and in respect of any Transaction Document to which it is a party;

(e) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in the LLP Accounts (including the Excess Proceeds) and any other account of the LLP and all amounts standing to the credit of the LLP Accounts and such other accounts;

(f) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in respect of all Authorised Investments and Substitution Assets purchased from time to time from amounts standing to the credit of the LLP Accounts; and

(g) a first floating charge over (i) all the assets and undertaking of the LLP governed by English law and not, from time to time, subject to any fixed charge in favour of the Security Trustee pursuant to the Deed of Charge and (ii) all the assets and undertaking of the LLP *located in or governed by the law of Scotland (whether or not subject to any* fixed charge as aforesaid).

In respect of the property, rights and assets referred to in paragraph (c) above, fixed security will be created over such property, rights and assets sold to the LLP after the Programme Date by means of Scottish Supplemental Charges pursuant to the Deed of Charge.

Release of Security

In the event of any sale of Mortgage Loans (including Selected Mortgage Loans) and their Related Security by the LLP pursuant to and in accordance with the Transaction Documents, the Security Trustee will (subject to the written request of the LLP), release those Mortgage Loans from the Security created by and pursuant to the Deed of Charge on the date of such sale but only if:

(i) the Security Trustee provides its prior written consent to the terms of such sale as described under – *LLP Deed – Method of Sale of Selected Mortgage Loans* above; and

(ii) in the case of the Sale of Selected Mortgage Loans, the LLP provides to the Security Trustee a certificate confirming that the Selected Mortgage Loans being sold have been selected on a random basis.

In the event of the repurchase of a Mortgage Loan and its Related Security by the Seller pursuant to and in accordance with the Transaction Documents, the Security Trustee will release that Mortgage Loan from the Security created by and pursuant to the Deed of Charge on the date of the repurchase.

Enforcement

If an LLP Acceleration Notice is served on the LLP, the Security Trustee shall be entitled to appoint a Receiver, and/or enforce the Security constituted by the Deed of Charge (including selling the Portfolio), and/or take such steps as it shall deem necessary, subject in each case to being indemnified and/or secured to its satisfaction. All proceeds received by the Security Trustee from the enforcement of the Security will be applied in accordance with the Post-Enforcement Priority of Payments described under *Cashflows.*

The Deed of Charge is governed by English law (other than the assignation in security referred to in paragraph (c) above and any Scottish Supplemental Charge granted after the Programme Date pursuant and supplemental to the Deed of Charge which will be governed by Scots law).

Credit Structure

The Covered Bonds will be direct, unsecured, unconditional obligations of the Issuer. The LLP has no obligation to pay the Guaranteed Amounts under the Covered Bond Guarantee until the occurrence of an Issuer Event of Default, service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice and on the LLP of a Notice to Pay or, if earlier, following the occurrence of an LLP Event of Default, service by the Bond Trustee of an LLP Acceleration Notice. The Issuer will not be relying on payments by the LLP in respect of the Term Advances or receipt of Revenue Receipts or Principal Receipts from the Portfolio in order to pay interest or repay principal under the Covered Bonds.

There are a number of features of the Programme which enhance the likelihood of timely and, as applicable, ultimate payments to Covered Bondholders, as follows:

- the Covered Bond Guarantee provides credit support to the Issuer;
- the Asset Coverage Test is intended to test the asset coverage of the LLP's assets in respect of the Covered Bonds at all times;
- the Amortisation Test is intended to test the asset coverage of the LLP's assets in respect of the Covered Bonds following the occurrence of an Issuer Event of Default, service of an Issuer Acceleration Notice on the Issuer and service of a Notice to Pay on the LLP;
- a Reserve Fund will be established in the GIC Account to trap Available Revenue Receipts; and
- under the terms of the Guaranteed Investment Contract, the GIC Provider has agreed to pay a variable rate of interest on all amounts held by the LLP in the GIC Account at a rate of 0.25 per cent. per annum below LIBOR for one-month Sterling deposits or such greater amount as the LLP and the GIC Provider may agree from time to time.

Certain of these factors are considered more fully in the remainder of this section.

Guarantee

The Covered Bond Guarantee provided by the LLP under the Trust Deed guarantees payment of Guaranteed Amounts when the same become Due for Payment in respect of all Covered Bonds issued under the Programme. The Covered Bond Guarantee will not guarantee any amount becoming payable for any other reason, including any accelerated payment pursuant to Condition 9 (*Events of Default and Enforcement*) following the occurrence of an Issuer Event of Default. In this circumstance (and until an LLP Event of Default occurs and an LLP Acceleration Notice is served), the LLP's obligations will only be to pay the Guaranteed Amounts as they fall Due for Payment.

See further *Summary of the Principal Documents – Trust Deed* as regards the terms of the Covered Bond Guarantee. See further *Cashflows – Guarantee Priority of Payments* as regards the payment of amounts payable by the LLP to Covered Bondholders and other Secured Creditors following the occurrence of an Issuer Event of Default.

Asset Coverage Test

The Asset Coverage Test is intended to ensure that the LLP can meet its obligations under the Covered Bond Guarantee. Under the LLP Deed, the LLP and its Members (other than the Liquidation Member) must ensure that on each Calculation Date the Adjusted Aggregate Mortgage Loan Amount will be in an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date. If the Asset Coverage Test is failed on any Calculation Date, and such failure is not remedied on or before the next following Calculation Date, then an Issuer Event of Default will occur. The Asset Coverage Test is a formula which adjusts the Current Balance of each Mortgage Loan in the Portfolio and has further adjustments to take account of set-off on a Borrower's current or deposit accounts held with the Seller, set-off associated with drawings made by Borrowers under Flexible Mortgage Loans and failure by the Seller, in accordance with the Mortgage Sale Agreement, to repurchase Defaulted Mortgage Loans or Mortgage Loans that do not materially comply with the Representations and Warranties on the relevant Transfer Date. See further *Summary of the Principal Mortgage Loans – LLP Deed – Asset Coverage Test*, above.

Amortisation Test

The Amortisation Test is intended to ensure that if, following an Issuer Event of Default, service of an Issuer Acceleration Notice on the Issuer and the service of a Notice to Pay on the LLP (but prior to service on the LLP of an LLP Acceleration Notice), the assets of the LLP available to meet its obligations under the Covered Bond Guarantee fall to a level where Covered Bondholders may not be repaid, an LLP Event of Default will occur and all amounts owing under the Covered Bonds may be accelerated. Under the LLP Deed, the LLP and its Members (other than the Liquidation Member) must ensure that, on each Calculation Date following an Issuer Event of Default and the service of a Notice to Pay on the LLP, the Amortisation Test Aggregate Mortgage Loan Amount will be in an amount at least equal to the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date. The Amortisation Test is a formula which adjusts the Current Balance of each Mortgage Loan in the Portfolio and has further adjustments to take account of Mortgage Loans in arrears. See further *Summary of the Principal Documents – LLP Deed – Amortisation Test*, above.

Reserve Fund

The LLP will be required to establish the Reserve Fund on the GIC Account which will be credited with Available Revenue Receipts up to an amount equal to the Reserve Fund Required Amount. The LLP will not be required to maintain the Reserve Fund following the occurrence of an Issuer Event of Default.

The Reserve Fund will be funded from Available Revenue Receipts after the LLP has paid all of its obligations in respect of items ranking higher than the Reserve Ledger in the Pre-Acceleration Revenue Priority of Payments on each LLP Payment Date.

A Reserve Ledger will be maintained by the Cash Manager to record the balance from time to time of the Reserve Fund. Following the occurrence of an Issuer Event of Default and service of a Notice to Pay on the LLP, amounts standing to the credit of the Reserve Fund will be added to certain other income of the LLP in calculating Available Revenue Receipts.

As described above under *Credit Structure*, until a Notice to Pay is served on the LLP, the Covered Bonds will be obligations of the Issuer only. The Issuer is liable to make payments when due on the Covered Bonds, whether or not it has received any corresponding payment from the LLP.

This section summarises the Priorities of Payments of the LLP, as to the allocation and distribution of amounts standing to the credit of the LLP Accounts and their order of priority (i) prior to an Issuer Event of Default and an LLP Event of Default, (ii) following an Issuer Event of Default (but prior to an LLP Event of Default) and (iii) following an LLP Event of Default in accordance with the LLP Deed or the Deed of Charge, as applicable.

Allocation and Distribution of Revenue Receipts prior to the service of a Notice to Pay

Prior to service of a Notice to Pay or an LLP Acceleration Notice on the LLP, Revenue Receipts will be allocated and distributed as described below.

On the Calculation Date immediately preceding each LLP Payment Date, the LLP or the Cash Manager on its behalf shall calculate the amount of Available Revenue Receipts available for distribution on the immediately following LLP Payment Date and the Reserve Fund Required Amount.

Pre-Acceleration Revenue Priority of Payments

Prior to service of a Notice to Pay or service of an LLP Acceleration Notice on the LLP, Available Revenue Receipts will be applied by or on behalf of the LLP on each LLP Payment Date (except for amounts due to third parties by the LLP under paragraph (i), which shall be paid when due) in making the following payments and provisions (the **Pre-Acceleration Revenue Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(i) *first*, in or towards satisfaction of any amounts due and payable by the LLP to third parties and incurred without breach by the LLP of the Transaction Documents to which it is a party (and for which payment has not been provided for elsewhere in the relevant Priorities of Payments) and to provide for any such amounts expected to become due and payable by the LLP in the immediately succeeding LLP Payment Period and to pay and discharge any liability of the LLP for taxes;

(ii) *second*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

   (a) any remuneration then due and payable to the Servicer and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicer under the provisions of the Servicing Agreements in the immediately succeeding LLP Payment Period, together with applicable VAT (or similar taxes) thereon as provided therein;

   (b) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager under the provisions of the Cash Management Agreement in the immediately succeeding LLP Payment Period, together with applicable VAT (or similar taxes) thereon as provided therein;

   (c) amounts (if any) due and payable to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

   (d) amounts due and payable to the Corporate Services Providers pursuant to the terms of the Corporate Services Agreements together with applicable VAT (or similar taxes) thereon as provided therein; and

   (e) amounts due and payable to the Asset Monitor pursuant to the terms of the Asset Monitor Agreement (other than the amounts referred to in paragraph (viii) below), together with applicable VAT (or similar taxes) thereon as provided therein;

(iii) *third*, in or towards payment *pro rata* and *pari passu* of any amount due to the Interest Rate Swap Provider (including any termination payment due and payable by the LLP under the Interest Rate Swap Agreement (but excluding any Excluded Swap Termination Amount)) pursuant to the terms of the Interest Rate Swap Agreement;

(iv) *fourth*, if a Servicer Event of Default has occurred, all remaining Available Revenue Receipts to be credited to the GIC Account (with a corresponding credit to the Revenue Ledger) until such Servicer Event of Default is either remedied or waived by the Security Trustee or a new servicer is appointed to service the Portfolio (or the relevant part thereof);

(v) *fifth*, in or towards a credit to the Reserve Ledger on the GIC Account of an amount up to but not exceeding the amount by which the Reserve Fund Required Amount exceeds the existing balance on the Reserve Ledger as calculated on the immediately preceding Calculation Date;

(vi) *sixth*, in or towards payment *pro rata* and *pari passu* in accordance with the respective amounts thereof, of:

(a) any amount due to the Covered Bond Swap Providers (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement (but excluding any Excluded Swap Termination Amount)) pursuant to the terms of the relevant Covered Bond Swap Agreements; and

(b) any amounts due and payable (excluding principal amounts due and payable) on each Interest Payment Date falling prior to the next following LLP Payment Date to the Issuer pursuant to the terms of the Intercompany Loan Agreement;

(vii) *seventh*, payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any Excluded Swap Termination Amounts due and payable by the LLP under the Covered Bond Swap Agreements and the Interest Rate Swap Agreement;

(viii) *eighth*, in or towards payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any indemnity amount due to the Members pursuant to the LLP Deed and any indemnity amount due to the Asset Monitor pursuant to the Asset Monitor Agreement;

(ix) *ninth*, in respect of Deferred Consideration due to the Seller for the transfer of the Mortgage Loans and their Related Security to the LLP, to pay all remaining Available Revenue Receipts (except for an amount equal to the profit to be paid to the Members in accordance with (x) below) to the Seller; and

(x) *tenth*, towards payment *pro rata* and *pari passu* to the Members of a certain sum (specified in the LLP Deed) as their profit for their respective interests as Members in the LLP.

Allocation and Distribution of Principal Receipts prior to service of a Notice to Pay

Prior to service of a Notice to Pay or an LLP Acceleration Notice on the LLP, Principal Receipts will be allocated and distributed as described below.

On each Calculation Date, the LLP or the Cash Manager on its behalf will calculate the amount of Available Principal Receipts available for distribution on the immediately following LLP Payment Date.

If an LLP Payment Date is the same as an Interest Payment Date, then the distribution of Available Principal Receipts under the Pre-Acceleration Principal Priority of Payments will be delayed until the Issuer has made scheduled interest and/or principal payments on that Interest Payment Date unless payment is made by the LLP directly to the Bond Trustee (or the Principal Paying Agent at the direction of the Bond Trustee).

Pre-Acceleration Principal Priority of Payments

Prior to service of a Notice to Pay or an LLP Acceleration Notice on the LLP, all Available Principal Receipts will be applied by or on behalf of the LLP on each LLP Payment Date in making the following payments and provisions (the **Pre-Acceleration Principal Priority of Payments**):

(i) *first*, to acquire New Mortgage Loans and their Related Security offered to the LLP by the Seller in accordance with the terms of the Mortgage Sale Agreement in an amount sufficient to ensure that taking into account the other resources available to the LLP, the LLP is in compliance with the Asset Coverage Test, and thereafter to acquire Substitution Assets;

(ii) *second*, to deposit the remaining Principal Receipts in the GIC Account (with a corresponding credit to the Principal Ledger) in an amount sufficient to ensure that taking into account the other resources available to the LLP, the LLP is in compliance with the Asset Coverage Test;

(iii) *third*, provided that all principal amounts outstanding under a Series of Covered Bonds have been repaid in full, in or towards repayment of the corresponding Term Advance related to such Series of Covered Bonds by making the following payments:

(a) the amounts (in respect of principal) due and payable to the relevant Covered Bond Swap Provider in respect of the Term Advance to be repaid (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(b) the amounts (in respect of principal) due (or to become due in the immediately succeeding LLP Payment Period) to the Issuer in respect of the relevant Term Advance; and

(iv) *fourth*, subject to complying with the Asset Coverage Test, to make a Capital Distribution to Northern Rock by way of distribution of its equity in the LLP in accordance with the LLP Deed.

Allocation and Distribution of moneys following service of a Notice to Pay

At any time after the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on Northern Rock and service of a Notice to Pay on the LLP, but prior to service of an LLP Acceleration Notice on the LLP, all moneys (other than Third Party Amounts) will be applied as described below.

The LLP will create and maintain ledgers for each Series of Covered Bonds and record amounts allocated to such Series of Covered Bonds in accordance with paragraph (e) of the *Guarantee Priority of Payments* below, and such amounts, once allocated, will only be available to pay amounts due under the Covered Bond Guarantee and amounts due under the Covered Bond Swap in respect of the relevant Series of Covered Bonds on the scheduled repayment date thereof.

Guarantee Priority of Payments

On each LLP Payment Date after the service of a Notice to Pay on the LLP (but prior to the occurrence of an LLP Event of Default), the LLP or the Cash Manager on its behalf will apply moneys standing to the credit of the GIC Account to make the following payments and provisions in the following order of priority (the **Guarantee Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

(i) all amounts due and payable or to become due and payable to the Bond Trustee in the immediately succeeding LLP Payment Period under the provisions of the Trust Deed together with interest and applicable VAT (or similar taxes) thereon as provided therein;

(ii) all amounts due and payable or to become due and payable to the Security Trustee in the immediately succeeding LLP Payment Period under the provisions of the Deed of Charge together with interest and applicable VAT (or similar taxes) thereon as provided therein;

(b) *second*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Agents under the provisions of the Agency Agreement together with applicable VAT (or similar taxes) thereon as provided therein; and

(ii) any amounts then due and payable by the LLP to third parties and incurred without breach by the LLP of the Transaction Documents to which it is a party (and for which payment has not been provided for elsewhere) and to provide for any such amounts expected to become due and payable by the LLP in the immediately succeeding LLP Payment Period and to pay or discharge any liability of the LLP for taxes;

(c) *third*, in or towards satisfaction pro rata according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Servicer and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicer in the immediately succeeding LLP Payment Period under the provisions of the Servicing Agreement together with applicable VAT (or similar taxes) thereon as provided therein;

(ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager in the immediately succeeding LLP Payment Period under the provisions of the Cash Management Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(iii) amounts (if any) due and payable to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(iv) amounts due and payable to the Corporate Services Providers pursuant to the Corporate Services Agreements together with applicable VAT (or similar taxes) thereon as provided therein; and

(v) amounts due and payable to the Asset Monitor (other than the amounts referred to in paragraph (j) below) pursuant to the terms of the Asset Monitor Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(d) *fourth*, in or towards satisfaction *pro rata* according to the respective amounts thereof, of any amounts due and payable to the Interest Rate Swap Provider (including any termination payment due and payable by the LLP under the Interest Rate Swap Agreement but excluding any Excluded Swap Termination Amount) pursuant to the terms of the Interest Rate Swap Agreements;

(e) *fifth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts due and payable to the relevant Covered Bond Swap Provider (other than in respect of principal) *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) to the Bond Trustee or (if so directed by the Bond Trustee) the Principal Paying Agent on behalf of the Covered Bondholders *pro rata* and *pari passu* Scheduled Interest that is Due for Payment (or will become Due for Payment in the immediately succeeding LLP Payment Period) under the Covered Bond Guarantee in respect of each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (e) (excluding any amounts received from the Covered Bond Swap Provider) would be insufficient to pay the Sterling Equivalent of the Scheduled Interest that is Due for Payment in respect of each Series of Covered Bonds under (ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(f) *sixth*, to pay or provide for *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts (in respect of principal) due and payable to the relevant Covered Bond Swap Provider *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) to the Bond Trustee or (if so directed by the Bond Trustee) the Principal Paying Agent on behalf of the Covered Bondholders *pro rata* and *pari passu* Scheduled Principal that is Due for Payment (or will become Due for Payment in the immediately succeeding LLP Payment Period) under the Covered Bond Guarantee in respect of each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (f) (excluding any amounts received from the Covered Bond Swap Provider) would be insufficient to pay the Sterling Equivalent of the Scheduled Principal that is Due for Payment in respect of the relevant Series of Covered Bonds under (ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(g) *seventh*, to deposit the remaining moneys in the GIC Account for application on the next following LLP Payment Date in accordance with the priority of payments described in paragraphs (a) to (f) (inclusive) above, until the Covered Bonds have been fully repaid or provided for (such that the Required Redemption Amount has been accumulated in respect of each outstanding Series of Covered Bonds);

(h) *eighth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of any Excluded Swap Termination Amount due and payable by the LLP to the relevant Swap Provider under the relevant Swap Agreement;

(i) *ninth*, after the Covered Bonds have been fully repaid or provided for (such that the Required Redemption Amount has been accumulated in respect of each outstanding Series of Covered Bonds), any remaining moneys will be applied in and towards repayment in full of amounts outstanding under the Intercompany Loan Agreement;

(j) *tenth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of any indemnity amount due to the Members pursuant to the LLP Deed and certain costs, expenses and indemnity amounts due by the LLP to the Asset Monitor pursuant to the Asset Monitor Agreement; and

(k) *eleventh*, thereafter any remaining moneys will be applied in accordance with the LLP Deed.

Application of moneys received by the Security Trustee following the occurrence of an LLP Event of Default and enforcement of the Security

Under the terms of the Deed of Charge, all moneys received or recovered by the Security Trustee (or a Receiver appointed on its behalf) will be applied following the enforcement of the Security in the following order of priority (the **Post-Enforcement Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

(i) all amounts due and payable or to become due and payable to the Bond Trustee under the provisions of the Trust Deed together with interest and applicable VAT (or similar taxes) thereon as provided therein; and

(ii) all amounts due and payable or to become due and payable to the Security Trustee and any Receiver appointed by the Security Trustee under the provisions of the Deed of Charge together with interest and applicable VAT (or similar taxes) thereon as provided therein;

(b) *second*, in or towards satisfaction *pro rata* according to respective amounts thereof of any remuneration then due and payable to the Agents under or pursuant to the Agency Agreement together with applicable VAT (or similar taxes) thereon as provided therein;

(c) *third*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Servicer and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicer under the provisions of the Servicing Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager under the provisions of the Cash Management Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(iii) amounts due to the Account Bank or, as applicable, the Stand-by Account Bank (including costs) pursuant to the terms of the Bank Account Agreement or, as applicable, the Stand-by Bank Account Agreement, together with applicable VAT (or similar taxes) thereon as provided therein; and

(iv) amounts (including costs and expenses) due to the Corporate Services Providers pursuant to the terms of the Corporate Services Agreements together with applicable VAT (or similar taxes) thereon as provided therein;

(d) *fourth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of any amounts due and payable to the Interest Rate Swap Provider (including any termination payment (but excluding any Excluded Swap Termination Amounts)) pursuant to the terms of the Interest Rate Swap Agreement;

(e) *fifth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts due and payable to the relevant Covered Bond Swap Provider *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement (but excluding any Excluded Swap Termination Amount)) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) the amounts due and payable under the Covered Bond Guarantee, to the Bond Trustee on behalf of the Covered Bondholders *pro rata* and *pari passu* in respect of interest and principal due and payable on each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (e) (excluding any amounts received from any Covered Bond Swap Provider) would be insufficient to pay the Sterling Equivalent of the amounts due and payable under the Covered Bond Guarantee in respect of each Series of Covered Bonds under (e)(ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (e)(i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(f) *sixth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof, of any Excluded Swap Termination Amounts due and payable by the LLP to the relevant Swap Provider under the relevant Swap Agreement;

(g) *seventh*, after the Covered Bonds have been fully repaid, any remaining moneys shall be applied in or towards repayment in full of all amounts outstanding under the Intercompany Loan Agreement;

(h) *eighth*, towards payment of any indemnity amount due to the Members pursuant to the LLP Deed; and

(i) *ninth*, thereafter any remaining moneys shall be applied in or towards payment to the Members pursuant to the LLP Deed.

The Portfolio

The Initial Portfolio and each New Portfolio acquired by the LLP (the **Portfolio**), consisting of Mortgage Loans and their Related Security sold by the Seller to the LLP from time to time, in accordance with the terms of the Mortgage Sale Agreement, as more fully described under *Summary of the Principal Documents – Mortgage Sale Agreement.*

For the purposes hereof:

Initial Portfolio means the portfolio of Mortgage Loans and their Related Security, particulars of which are set out in the Mortgage Sale Agreement (other than any Mortgage Loans and their Related Security which have been redeemed in full prior to the First Transfer Date), and all right, title, interest and benefit of the Seller in and to:

(a) all payments of principal and interest (including, for the avoidance of doubt, all Accrued Interest, Arrears of Interest, Capitalised Expenses and Capitalised Arrears) and other sums due or to become due in respect of such Mortgage Loans and Related Security including, without limitation, the right to demand, sue for, recover and give receipts for all principal moneys, interest and costs and the right to sue on all covenants and any undertakings made or expressed to be made in favour of the Seller under the applicable Mortgage Conditions;

(b) subject where applicable to the subsisting rights of redemption of Borrowers, all Deeds of Consent, Deeds of Postponement, MHA Documentation or any collateral security for the repayment of the relevant Mortgage Loans;

(c) the right to exercise all the powers of the Seller in relation thereto;

(d) all the estate and interest in the Properties vested in the Seller;

(e) to the extent they are assignable, each Certificate of Title and Valuation Report (in each case where available) and any right of action of the Seller against any solicitor, licensed conveyancer, qualified conveyancer, valuer or other person in connection with any report, valuation, opinion, certificate or other statement of fact or opinion given in connection with such Mortgage Loans and Related Security, or any part thereof or affecting the decision of the Seller to make or offer to make any such Mortgage Loan or part thereof;

(f) all rights, title and interests of the Seller (including, without limitation, the proceeds of all claims) to which the Seller is entitled under the Buildings Insurance Policies and the Properties in Possession Policy; and

(g) the Insurance Policies, so far as they relate to the Mortgage Loans comprised in that portfolio of Mortgage Loans and their Related Security, including the right to receive the proceeds of any claim.

New Portfolio means in each case the portfolio of New Mortgage Loans and their Related Security (other than any New Mortgage Loans and their Related Security which have been redeemed in full prior to the Transfer Date or which do not otherwise comply with the terms of the Mortgage Sale Agreement as at the Transfer Date), particulars of which are set out in the relevant New Portfolio Notice or in a document stored upon electronic media (including, but not limited to, a CD-ROM), and all right, title, interest and benefit of the Seller in and to the rights and assets set out in paragraphs (a) to (g) above.

See also the following risk factors under *Risk Factors – Risk Factors relating to the LLP – Limited description of the Portfolio – Maintenance of Portfolio and – Changes to the Lending Criteria of the Seller.*

Description of Limited Liability Partnerships

Since 6th April, 2001 it has been possible to incorporate a limited liability partnership in England, Wales and Scotland (but not Northern Ireland) under the Limited Liability Partnership Act 2000 (the **LLPA 2000**). Limited liability partnerships are legal entities that provide limited liability to the members of a limited liability partnership combined with the benefits of the flexibility afforded to partnerships and the legal personality afforded to companies.

Corporate characteristics

A limited liability partnership is more like a company than a partnership. A limited liability partnership is a body corporate with its own property and liabilities, separate from its members. Like shareholders in a limited company, the liability of the members of a limited liability partnership is limited to the amount of their capital because it is a separate legal entity and when the members decide to enter into a contract, they bind the limited liability partnership in the same way that directors bind a company. Members may be liable for their own negligence and other torts or delicts, like company directors, if they have assumed a personal duty of care and have acted in breach of that duty. Third parties can assume that members, like company directors, are authorised to act on behalf of the limited liability partnership.

The provisions of the Companies Act 1985 and the Insolvency Act 1986 have been modified by the Limited Liability Partnerships Regulations 2001 and the Limited Liability Partnerships (Scotland) Regulations 2001 so as to apply most of the insolvency and winding-up procedures for companies equally to a limited liability partnership and its members. As a distinct legal entity a limited liability partnership can grant fixed and floating security over its assets and a limited liability partnership will survive the insolvency of any of its members. An administrator or liquidator of an insolvent member would be subject to the terms of the members' agreement relating to the limited liability partnership but a liquidator of an insolvent member may not take part in the administration of the limited liability partnership or its business.

Limited liability partnerships must file annual returns and audited annual accounts at Companies House for each financial year in the same way as companies.

Partnership characteristics

A limited liability partnership retains certain characteristics of a partnership. It has no share capital and there are no capital maintenance requirements. The members are free to agree how to share profits, who is responsible for management and how decisions are made, when and how new members are appointed and the circumstances in which its members retire. The members' agreement is a private document and there is no obligation to file it at Companies House.

Taxation

Limited liability partnerships are tax transparent except in the case of value added tax (in respect of which a limited liability partnership can register for VAT in its own name) and in certain winding-up proceedings. As such, the members of a limited liability partnership, and not the limited liability partnership itself, are taxed in relation to the business of the limited liability partnership in broadly the same way that the members of a partnership are taxed in relation to the business of that partnership.

Book-Entry Clearance Systems

The information set out below is subject to any change in or reinterpretation of the rules, regulations and procedures of the Clearing Systems currently in effect. The information in this section concerning the Clearing Systems has been obtained from sources that the Issuer and the LLP believe to be reliable, but none of the Issuer, the LLP, the Bond Trustee nor any Dealer takes any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the Clearing Systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant Clearing System. None of the Issuer, the LLP nor any other party to the Agency Agreement will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Covered Bonds held through the facilities of any Clearing System or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Book-entry Systems

DTC

DTC has advised the Issuer that it is a limited purpose trust company organised under the New York Banking Law, a "banking organisation" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC holds and provides asset servicing for securities that its participants (**Direct Participants**) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerised book-entry transfers and pledges between Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (**DTCC**). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC System is also available to others such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (**Indirect Participants**). DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of DTC Covered Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the DTC Covered Bonds on DTC's records. The ownership interest of each actual purchaser of each Covered Bond (**Beneficial Owner**) is in turn to be recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the DTC Covered Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in DTC Covered Bonds, except in the event that use of the book-entry system for the DTC Covered Bonds is discontinued.

To facilitate subsequent transfers, all DTC Covered Bonds deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other nominee as may be requested by an authorised representative of DTC. The deposit of DTC Covered Bonds with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the DTC Covered Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such DTC Covered Bonds are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the DTC Covered Bonds within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to DTC Covered Bonds unless authorised by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the DTC Covered Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the DTC Covered Bonds will be made to Cede & Co., or such other nominee as may be requested by an authorised representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from the Issuer or the Principal Paying Agent, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC or its nominee, the Principal Paying Agent or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorised representative of DTC) is the responsibility of Issuer or Agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

Under certain circumstances, DTC will exchange the DTC Covered Bonds for Registered Definitive Covered Bonds, which it will distribute to its Participants in accordance with their proportionate entitlements and which, if representing interests in a Rule 144A Global Covered Bond, will be legended as set forth under *Subscription and Sale and Transfer and Selling Restrictions.*

Since DTC may only act on behalf of Direct Participants, who in turn act on behalf of Indirect Participants, any Beneficial Owner desiring to pledge DTC Covered Bonds to persons or entities that do not participate in DTC, or otherwise take actions with respect to such DTC Covered Bonds, will be required to withdraw its Registered Covered Bonds from DTC as described below.

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Euroclear and Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Book-entry Ownership of and Payments in respect of DTC Covered Bonds

The Issuer may apply to DTC in order to have any Tranche of Covered Bonds represented by a Registered Global Covered Bond accepted in its book-entry settlement system. Upon the issue of any such Registered Global Covered Bond, DTC or its custodian will credit, on its internal

book-entry system, the respective nominal amounts of the individual beneficial interests represented by such Registered Global Covered Bond to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the relevant Dealer. Ownership of beneficial interests in such a Registered Global Covered Bond will be limited to Direct Participants or Indirect Participants, including, in the case of any Regulation S Global Covered Bond, the respective depositaries of Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in a Registered Global Covered Bond accepted by DTC will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to the interests of Direct Participants) and the records of Direct Participants (with respect to interests of Indirect Participants).

Payments in U.S. dollars of principal and interest in respect of a Registered Global Covered Bond accepted by DTC will be made to the order of DTC or its nominee as the registered holder of such Covered Bond. In the case of any payment in a currency other than U.S. dollars, payment will be made to the Exchange Agent on behalf of DTC or its nominee and the Exchange Agent will (in accordance with instructions received by it) remit all or a portion of such payment for credit directly to the beneficial holders of interests in the Registered Global Covered Bond in the currency in which such payment was made and/or cause all or a portion of such payment to be converted into U.S. dollars and credited to the applicable Participants' account.

The Issuer expects DTC to credit accounts of Direct Participants on the applicable payment date in accordance with their respective holdings as shown in the records of DTC unless DTC has reason to believe that it will not receive payment on such payment date. The Issuer also expects that payments by Participants to beneficial owners of Covered Bonds will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers, and will be the responsibility of such Participant and not the responsibility of DTC, the Bond Trustee, the Security Trustee, the Principal Paying Agent, the Registrar or the Issuer. Payment of principal, premium, if any, and interest, if any, on Covered Bonds to DTC is the responsibility of the Issuer.

Transfers of Covered Bonds Represented by Registered Global Covered Bonds

Transfers of any interests in Covered Bonds represented by a Registered Global Covered Bond within DTC, Euroclear and Clearstream, Luxembourg will be effected in accordance with the customary rules and operating procedures of the relevant clearing system. The laws in some States within the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer Covered Bonds represented by a Registered Global Covered Bond to such persons may depend upon the ability to exchange such Covered Bonds for Covered Bonds in definitive form. Similarly, because DTC can only act on behalf of Direct Participants in the DTC system who in turn act on behalf of Indirect Participants, the ability of a person having an interest in Covered Bonds represented by a Registered Global Covered Bond accepted by DTC to pledge such Covered Bonds to persons or entities that do not participate in the DTC system or otherwise to take action in respect of such Covered Bonds may depend upon the ability to exchange such Covered Bonds for Covered Bonds in definitive form. The ability of any holder of Covered Bonds represented by a Registered Global Covered Bond accepted by DTC to resell, pledge or otherwise transfer such Covered Bonds may be impaired if the proposed transferee of such Covered Bonds is not eligible to hold such Covered Bonds through a direct or indirect participant in the DTC system.

Subject to compliance with the transfer restrictions applicable to the Registered Covered Bonds described under *Subscription and Sale and Transfer and Selling Restrictions*, cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected by the relevant clearing system in accordance with its rules and through action taken by the Registrar, the Principal Paying Agent and any custodian (**Custodian**) with whom the relevant Registered Global Covered Bonds have been deposited.

On or after the Issue Date for any Series, transfers of Covered Bonds of such Series between accountholders in Clearstream, Luxembourg and Euroclear and transfers of Covered Bonds of such Series between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC participants will need to have an agreed settlement date between the parties to such transfer. Because there is no direct link between DTC, on the one hand, and Clearstream, Luxembourg and Euroclear, on the other, transfers of interests in the relevant Registered Global Covered Bonds will be effected through the Registrar, the Principal Paying Agent and the Custodian receiving instructions (and, where appropriate, certification) from the transferor and arranging for delivery of the interests being transferred to the credit of the designated account for the transferee. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

DTC, Clearstream, Luxembourg and Euroclear have each published rules and operating procedures designed to facilitate transfers of beneficial interests in Registered Global Covered Bonds among participants and accountholders of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or changed at any time. None of the Bond Trustee, the Security Trustee, the Issuer, the LLP, the Agents or any Dealer will be responsible for any performance by DTC, Clearstream, Luxembourg or Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations and none of them will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the Covered Bonds represented by Registered Global Covered Bonds or for maintaining, supervising or reviewing any records relating to such beneficial interests.

United Kingdom Taxation

The following is a general description of certain United Kingdom tax considerations relating to the Covered Bonds based on the Issuer's understanding of current law and practice in the United Kingdom. It does not purport to be a complete analysis of all tax considerations relating to the Covered Bonds. It only applies to the position of persons who are the absolute beneficial owners of Covered Bonds and may not apply to certain classes of persons such as dealers. Prospective purchasers of Covered Bonds who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should consult their own professional tax advisers. This summary is based upon the law as in effect on the date of this Prospectus and is subject to any change in law that may take effect after such date.

Payment of Interest by the Issuer on the Covered Bonds

The Issuer, provided that it continues to be a bank within the meaning of section 840A of ICTA, and provided that the interest on the Covered Bonds is paid in the ordinary course of its business within the meaning of section 349 of ICTA, will be entitled to make payment of interest without withholding or deduction for or on account of United Kingdom income tax.

Interest on the Covered Bonds may also be paid without withholding or deduction for or on account of United Kingdom tax where the Covered Bonds are listed on a "recognised stock exchange", as defined in section 841 of ICTA. (The London Stock Exchange is a recognised stock exchange and under HM Revenue and Customs published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the UK Listing Authority and admitted to trading by the London Stock Exchange).

Interest on the Covered Bonds may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Covered Bonds is paid to a person who belongs in the United Kingdom for United Kingdom tax purposes and, at the time the payment is made, the Issuer reasonably believes (and any person by or through whom interest on the Covered Bonds is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest; provided that HM Revenue and Customs has not given a direction (in circumstances where it has reasonable grounds to believe that the above exemption is not available in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

Interest on the Covered Bonds may also be paid without withholding or deduction on account of United Kingdom tax where the maturity of the Covered Bonds is less than 365 days.

In other cases, an amount must generally be withheld from payments of interest on the Covered Bonds on account of United Kingdom income tax at the lower rate (currently 20%). However, where an applicable double tax treaty provides for a lower rate of withholding tax (or for no tax to be withheld) in relation to interest paid to a Covered Bondholder, HM Revenue and Customs can issue a notice to the Issuer to pay interest to the Covered Bondholder without deduction of tax (or for interest to be paid with tax deducted at the rate provided for in the relevant double tax treaty).

Payments by the LLP

If the LLP makes any payment in respect of interest on the Covered Bonds (or any other amounts due under the Covered Bonds other than the repayment of amounts subscribed for under the Covered Bonds) such payment may (unless the Covered Bonds in question have a maturity of less than 365 days) be subject to United Kingdom withholding tax, whether or not the Covered Bonds are listed on a "recognised stock exchange" within the meaning of section 841 of ICTA. If payments by the LLP are subject to any withholding or deduction for or on account of tax, the LLP will not be required to pay any additional amounts.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from 1st July 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a

withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

The attention of Covered Bondholders is drawn to Condition 7(d).

Subscription and Sale and Transfer and Selling Restrictions

The Dealers have, in a programme agreement (as the same may be amended and/or supplemented and/or restated from time to time, the **Programme Agreement**) dated 30th April, 2004 (as amended and restated on 9 November 2005) agreed with the Issuer and the LLP a basis upon which such Dealers or any of them may from time to time agree to purchase Covered Bonds. Any such agreement for any particular purchase by a Dealer will extend to those matters stated under Form of the Covered Bonds and Terms and Conditions of the Covered Bonds above. The Issuer may pay the Dealers commission from time to time in connection with the sale of any Covered Bonds. In the Programme Agreement, the Issuer has agreed to reimburse and indemnify the Dealers for certain of their expenses and liabilities in connection with the establishment and any future updates of the Programme and the issue of Covered Bonds under the Programme. The Dealers are entitled to be released and discharged from their obligations in relation to any agreement to issue and purchase Covered Bonds under the Programme Agreement in certain circumstances prior to payment to the Issuer.

Transfer Restrictions

As a result of the following restrictions, purchasers of Covered Bonds in the United States are advised to consult legal counsel prior to making any purchase, offer, sale, resale or other transfer of such Covered Bonds.

Each purchaser of Registered Covered Bonds (other than a person purchasing an interest in a Registered Global Covered Bond with a view to holding it in the form of an interest in the same Global Covered Bond) or person wishing to transfer an interest from one Registered Global Covered Bond to another or from global to definitive form or vice versa, will be required to acknowledge, represent and agree as follows (terms used in this paragraph that are defined in Rule 144A or in Regulation S are used herein as defined therein):

(i) that either: (a) it is a QIB, purchasing (or holding) the Covered Bonds for its own account or for the account of one or more QIBs and it is aware that any sale to it is being made in reliance on Rule 144A, (b) it is an Institutional Accredited Investor which has delivered an IAI Investment Letter or (c) it is outside the United States and is not a U.S. person;

(ii) that the Covered Bonds are being offered and sold in a transaction not involving a public offering in the United States within the meaning of the Securities Act, and that the Covered Bonds and the Covered Bond Guarantee have not been and will not be registered under the Securities Act or any applicable U.S. State securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below;

(iii) that, unless it holds an interest in a Regulation S Global Covered Bond and either is a person located outside the United States or is not a U.S. person, if in the future it decides to resell, pledge or otherwise transfer the Covered Bonds or any beneficial interests in the Covered Bonds, it will do so, prior to the date which is two years after the later of the last Issue Date for the Series and the last date on which the Issuer or an affiliate of the Issuer was the owner of such Covered Bonds, only (a) to the Issuer or any affiliate thereof, (b) inside the United States to a person whom the seller reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (c) outside the United States in compliance with Rule 903 or Rule 904 under the Securities Act, (d) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) or (e) pursuant to an effective registration statement under the Securities Act, in each case in accordance with all applicable U.S. State securities laws;

(iv) it will, and will require each subsequent holder to, notify any purchaser of the Covered Bonds from it of the resale restrictions referred to in paragraph (iii) above, if then applicable;

(v) that Covered Bonds initially offered in the United States to QIBs will be represented by one or more Rule 144A Global Covered Bonds, that Covered Bonds offered to Institutional Accredited Investors will be in the form of Definitive IAI Registered Covered Bonds and that Covered Bonds offered outside the United States in reliance on Regulation S will be represented by one or more Regulation S Global Covered Bonds;

(vi) that the Covered Bonds, other than the Regulation S Global Covered Bonds, will bear a legend to the following effect unless otherwise agreed to by the Issuer:

"THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE **SECURITIES ACT**), OR ANY OTHER APPLICABLE U.S. STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (A) REPRESENTS THAT (1) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING THE SECURITIES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ONE OR MORE QUALIFIED INSTITUTIONAL BUYERS OR (2) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT) (AN **INSTITUTIONAL ACCREDITED INVESTOR**); (B) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITIES EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT IN RESPECT OF THIS SECURITY (THE **AGENCY AGREEMENT**) AND, PRIOR TO THE DATE WHICH IS TWO YEARS AFTER THE LATER OF THE LAST ISSUE DATE FOR THE SERIES AND THE LAST DATE ON WHICH THE ISSUER OR AN AFFILIATE OF THE ISSUER WAS THE OWNER OF SUCH SECURITIES OTHER THAN (1) TO THE ISSUER OR ANY AFFILIATE THEREOF, (2) INSIDE THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (3) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (4) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND ANY OTHER JURISDICTION; AND (C) IT AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

THIS SECURITY AND RELATED DOCUMENTATION (INCLUDING, WITHOUT LIMITATION, THE AGENCY AGREEMENT REFERRED TO HEREIN) MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WITHOUT THE CONSENT OF, BUT UPON NOTICE TO, THE HOLDERS OF SUCH SECURITIES SENT TO THEIR REGISTERED ADDRESSES, TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS SECURITY TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO RESALES OR OTHER TRANSFERS OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS SECURITY SHALL BE DEEMED, BY ITS ACCEPTANCE OR PURCHASE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT (EACH OF WHICH SHALL BE CONCLUSIVE AND BINDING ON THE HOLDER HEREOF AND ALL FUTURE HOLDERS OF THIS SECURITY AND ANY SECURITIES ISSUED IN EXCHANGE OR SUBSTITUTION THEREFOR, WHETHER OR NOT ANY NOTATION THEREOF IS MADE HEREON).";

(vii) if it is outside the United States and is not a U.S. person, that if it should resell or otherwise transfer the Covered Bonds prior to the expiration of the distribution compliance period (defined as 40 days after the completion of the distribution of the Tranche of Covered Bonds of which such Covered Bonds are a part, as determined and certified by the relevant Dealer, in the case of a non-syndicated issue, or the Lead Manager, in the case of a syndicated issue), it will do so only (a)(i) outside the United States in compliance with Rule 903 or 904 under the Securities Act or (ii) to a QIB in

compliance with Rule 144A and (b) in accordance with all applicable U.S. State securities laws; and it acknowledges that the Regulation S Global Covered Bonds will bear a legend to the following effect unless otherwise agreed to by the Issuer:

"THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE **SECURITIES ACT**), OR ANY APPLICABLE U.S. STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT IN RESPECT OF THIS SECURITY (THE **AGENCY AGREEMENT**) AND PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT. UNTIL THE EXPIRY OF THE PERIOD OF 40 DAYS AFTER THE COMPLETION OF THE DISTRIBUTION OF ALL THE COVERED BONDS OF THE TRANCHE OF WHICH THIS COVERED BOND FORMS PART, SALES MAY NOT BE MADE IN THE UNITED STATES OR TO U.S. PERSONS UNLESS MADE (I) PURSUANT TO RULE 903 OR 904 OR REGULATION S UNDER THE SECURITIES ACT OR (II) TO QUALIFIED INSTITUTIONAL BUYERS AS DEFINED IN, AND IN TRANSACTIONS PURSUANT TO, RULE 144A UNDER THE SECURITIES ACT."; and

(viii) that the Issuer and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of such acknowledgements, representations or agreements made by it are no longer accurate, it shall promptly notify the Issuer; and if it is acquiring any Covered Bonds as a fiduciary or agent for one or more accounts it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Institutional Accredited Investors who purchase Registered Covered Bonds in definitive form offered and sold in the United States in reliance upon the exemption from registration provided by Regulation D of the Securities Act are required to execute and deliver to the Registrar an IAI Investment Letter. Upon execution and delivery of an IAI Investment Letter by an Institutional Accredited Investor, Covered Bonds will be issued in definitive registered form, see *Form of the Covered Bonds.*

The IAI Investment Letter will state, among other things, the following:

(i) that the Institutional Accredited Investor has received a copy of the Prospectus and such other information as it deems necessary in order to make its investment decision;

(ii) that the Institutional Accredited Investor understands that any subsequent transfer of the Covered Bonds is subject to certain restrictions and conditions set forth in the Prospectus and the Covered Bonds (including those set out above) and that it agrees to be bound by, and not to resell, pledge or otherwise transfer the Covered Bonds except in compliance with, such restrictions and conditions and the Securities Act;

(iii) that, in the normal course of its business, the Institutional Accredited Investor invests in or purchases securities similar to the Covered Bonds;

(iv) that the Institutional Accredited Investor is an institution that is an accredited investor within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Covered Bonds, and it and any accounts for which it is acting are each able to bear the economic risk of its or any such accounts' investment for an indefinite period of time;

(v) that the Institutional Accredited Investor is acquiring the Covered Bonds purchased by it for its own account or for one or more accounts (each of which is an Institutional Accredited Investor) as to each of which it exercises sole investment discretion and not with a view to any distribution of the Covered Bonds, subject, nevertheless, to the understanding that the disposition of its property shall at all times be and remain within its control; and

(vi) that, in the event that the Institutional Accredited Investor purchases Covered Bonds, it will acquire Covered Bonds having a minimum purchase price of at least U.S.$500,000 (or the approximate equivalent in another Specified Currency).

No sale of Legended Covered Bonds in the United States to any one purchaser will be for less than U.S.$100,000 (or the approximate equivalent in another Specified Currency) principal amount or, in the case of sales to Institutional Accredited Investors, U.S.$500,000 (or the approximate equivalent in another Specified Currency) principal amount and no Legended Covered Bond will be issued in connection with such a sale in a smaller principal amount. If the purchaser is a non-bank fiduciary acting on behalf of others, each person for whom it is acting must purchase at least U.S.$100,000 (or the approximate equivalent in another Specified Currency) or, in the case of sales to Institutional Accredited Investors, U.S.$500,000 (or the approximate equivalent in another Specified Currency) principal amount of Registered Covered Bonds.

Dealers may arrange for the resale of Covered Bonds to QIBs pursuant to Rule 144A and each such purchaser of Covered Bonds is hereby notified that the Dealers may be relying on the exemption from the registration requirements of the Securities Act provided by Rule 144A. The minimum aggregate principal amount of Covered Bonds which may be purchased by a QIB pursuant to Rule 144A is U.S.$100,000 (or the approximate equivalent in another Specified Currency.

Selling Restrictions

United States

The Covered Bonds and the Covered Bond Guarantee have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from, or in transactions not subject to, the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Covered Bonds in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986, as amended, and regulations thereunder.

In connection with any Covered Bonds which are offered or sold outside the United States in reliance on Regulation S (**Regulation S Covered Bonds**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver such Regulations S Covered Bonds (i) as part of its distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of the Tranche of Covered Bonds of which such Covered Bonds are a part, as determined and certified by the relevant Dealer, in the case of a non-syndicated issue, or the Lead Manager, in the case of a syndicated issue, and except in either case in accordance with Regulation S under the Securities Act. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Regulation S Covered Bonds during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Regulation S Covered Bonds within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of a Tranche of Covered Bonds, an offer or sale of such Covered Bonds within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Dealers may arrange for the resale of Covered Bonds to QIBs pursuant to Rule 144A and each such purchaser of Covered Bonds is hereby notified that the Dealers may be relying on the exemption from the registration requirements of the Securities Act provided by Rule 144A. The minimum aggregate principal amount of Covered Bonds which may be purchased by a QIB pursuant to Rule 144A is U.S.$100,000 (or the approximate equivalent in another Specified Currency).

Each issuance of Index Linked Covered Bonds or Dual Currency Covered Bonds shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer(s) may agree as a term of the issuance and purchase of such Covered Bonds, which additional selling restrictions shall be set out in the applicable Final Terms.

Japan

The Covered Bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the **Securities and Exchange Law**) and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Covered Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a **Relevant Member State**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**) it has not made and will not make an offer of Covered Bonds to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Covered Bonds to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Covered Bonds which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offer of Covered Bonds to the public" in relation to any Covered Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Covered Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Covered Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Covered Bonds in circumstances in which section 21(1) of the FSMA does not apply to the LLP or, in the case of the Issuer, would not, if the Issuer was not an authorised person, apply to the Issuer; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Covered Bonds in, from or otherwise involving the United Kingdom.

Republic of Italy

The offering of the Covered Bonds has not been cleared by CONSOB (the Italian securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Covered Bonds may be offered, sold or delivered, nor may copies of the Prospectus or of any other document relating to the Covered Bonds be distributed in the Republic of Italy, except:

(i) to professional investors ("*operatori qualificati*"), as defined in Article 31, second paragraph, of CONSOB Regulation no. 11522 of 1st July, 1998, as amended; or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24th February, 1998 (the **Financial Services Act**) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14th May, 1999, as amended.

Any offer, sale or delivery of the Covered Bonds or distribution of copies of the Prospectus or any other document relating to the Covered Bonds in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and legislative Decree No. 385 of 1st September, 1993 (the **Banking Act**), as amended;

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, *inter alia*, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(c) in accordance with any other applicable laws and regulations.

Germany

Each dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to agree, that it shall only offer Covered Bonds in the Federal Republic in compliance with the provisions of the German Securities Sales Prospectus Act (*WertpapierProspektgestz*), or any other laws applicable in the Federal Republic of Germany.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Covered Bonds or possesses or distributes this Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Covered Bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and none of the Issuer, the LLP, the Bond Trustee, the Security Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the LLP, the Bond Trustee, the Security Trustee or any of the Dealers represents that Covered Bonds may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer(s) will be required to comply with such other restrictions as the Issuer and the relevant Dealer(s) shall agree as a term of issue and purchase as indicated in the applicable Final Terms.

Authorisation

The establishment of the Programme and the issue of Covered Bonds have been duly authorised by resolutions of the board of directors of the Issuer dated 8th December, 2003 and 27th April, 2004 and a resolution of a committee of the board of directors of the Issuer dated 28th April, 2004 and the giving of the Covered Bond Guarantee has been duly authorised by a resolution of a committee of the board of directors of Northern Rock in its capacity as Member of the LLP dated 28th April, 2004.

Listing of Covered Bonds

Upon admission of Covered Bonds to the Official List, the listing of such Covered Bonds will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Covered Bonds which is to be admitted to the Official List and to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market will be admitted separately as and when issued, subject only to the issue of a Temporary Global Covered Bond, a Permanent Global Covered Bond, a Regulation S Global Covered Bond, a Rule 144A Global Covered Bond or a Definitive IAI Registered Covered Bond, as the case may be, initially representing the Covered Bonds of such Tranche. The listing of the Programme in respect of Covered Bonds is expected to be granted on or about 9 November 2005

Issue Price

The issue price and amount of the Covered Bonds of any Tranche to be issued will be determined at the time of the offering of such Tranche in accordance with then prevailing market conditions.

Documents Available

For the period of 12 months from the date of this Prospectus, , copies of the following documents will, when published, be available to Covered Bondholders during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the registered office of the Issuer and from the specified office in London of the Agent:

(i) the Memorandum and Articles of Association of the Issuer and the constitutive documents of the LLP;

(ii) the consolidated audited financial statements of the Issuer in respect of the financial periods ended 31st December, 2003 and 2004. The Issuer currently prepares audited accounts on an annual basis;

(iii) the most recently published audited annual financial statements of the Issuer and the LLP and the most recently published consolidated unaudited interim financial statements (if any) of the Issuer. The Issuer currently prepares unaudited consolidated and non-consolidated interim accounts on a semi-annual basis. The LLP will prepare unaudited non-consolidated accounts on an annual basis;

(iv) the forms of the Global Covered Bonds, the Definitive Covered Bonds, the Receipts, the Coupons and the Talons;

(v) a copy of this Prospectus;

(vi) any future offering circulars, prospectuses, information memoranda and supplements including Final Terms (save that a Final Terms relating to an unlisted Covered Bond will be available for inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Principal Paying Agent or the Registrar, as the case may be, as to the identity of the holder of any Covered Bond to which such Final Terms relates) to this Prospectus and any other documents incorporated herein or therein by reference; and

(vii) each Transaction Document.

Clearing Systems

The Bearer Covered Bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Bearer Covered Bonds allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. In addition, the Issuer may make an application for any Registered Covered Bonds to be accepted for trading in book-entry form by DTC. The CUSIP and/or CINS numbers for each Tranche of Registered Covered Bonds, together with the relevant ISIN and Common Code, will be specified in the applicable Final Terms. If the Covered Bonds are to clear through an additional or alternative clearing system, the appropriate information will be specified in the applicable Final Terms.

Significant or Material Change

There has been no significant change in the financial or trading position of the Group since 30 June 2005 being the date of the interim financial statements of the Groupor of the LLP since 30 June 2005, being the date of the interim financial statements of the LLP, and there has been no material adverse change in the financial position or prospects of the Groupsince 30 June 2005 or of the LLP since 30 June 2005.

Litigation

Neither the Issuer nor its consolidated subsidiaries nor the LLP is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer or the LLP is aware) which may have or have had in the 12 months prior to the date hereof, a significant effect on the financial position of the Group or the LLP.

Auditors

The auditors of the Issuer are PricewaterhouseCoopers LLP, chartered accountants and registered auditors, who have audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in the United Kingdom for each of the three financial years ended on 31st December, 2004. The auditors of the Issuer have no material interest in the Issuer.

The auditors of the LLP are PricewaterhouseCoopers LLP, chartered accountants and registered auditors. The LLP will be preparing financial statements for the period ending 31st December, 2005 and thereafter annually for periods ending on 31st December. The auditors of the LLP have no material interest in the LLP.

The address of Pricewaterhouse Coopers LLP, chartered accountants, is 89 Sandyford Road, Newcastle upon Tyne NE99 1PL.

Reports

The Trust Deed provides that the Bond Trustee may rely on reports or other information from professional advisers or other experts in accordance with the provisions of the Trust Deed, whether or not any such report or other information, or engagement letter or other document entered into by the Bond Trustee and the relevant person in connection therewith, contains any monetary or other limit on the liability of the relevant person.

Glossary

€, Euro or euro	The lawful currency for the time being of the member states of the European Union that have adopted or may adopt the single currency in accordance with the treaty establishing the European Community (signed in Rome on 25th March, 1957), as amended by the treaty on European Union
£ and Sterling	The lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland
$ and U.S. Dollars	The lawful currency for the time being of the United States of America
¥, Yen and JPY	Japanese Yen
Account Bank	Northern Rock
Accrual Period	The relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date
Accrued Interest	In respect of a Mortgage Loan as at any date the aggregate of all interest accrued but not yet due and payable on the Mortgage Loan from (and including) the Monthly Payment Date immediately preceding the relevant date to (but excluding) the relevant date
Additional Mortgage Loan Advance	A further drawing (including, but not limited to, Further Advances, Re-draws and Further Draws) in respect of Mortgage Loans sold by the Seller to the LLP
Adjusted Aggregate Mortgage Loan Amount	The meaning given on page 126
Adjusted Required Redemption Amount	The Sterling Equivalent of the Required Redemption Amount, plus or minus the Sterling Equivalent of any swap termination amounts payable to or by the LLP in respect of the relevant Series of Covered Bonds less (where applicable) amounts standing to the credit of the GIC Account and the Sterling Equivalent of the principal balance of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay higher ranking amounts in the Guarantee Priority of Payments and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds) plus or minus any swap termination amounts payable to or by the LLP under the Interest Rate Swap Agreement
Agency Agreement	The agency agreement (as amended and/or supplemented and/or restated from time to time) dated the Programme Date and made between the Issuer, the LLP, the Bond Trustee, the Principal Paying Agent and the other Paying Agents, the Exchange Agent, the Registrar and the Transfer Agents
Agent	Each of the Paying Agents, the Registrar, the Exchange Agent and the Transfer Agent
Amortisation Test	The test as to whether the Amortisation Test Aggregate Mortgage Loan Amount is at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date
Amortisation Test Aggregate Mortgage Loan Amount	The meaning given on page 128
Amortisation Test Current Balance	The meaning given on page 128
Amortised Face Amount	The meaning given on page 71

Arrangers	Barclays Bank PLC and HSBC plc
Arrears Adjusted Current Balance	The meaning given on page 126
Arrears of Interest	As at any date in respect of any Mortgage Loan, interest (other than Capitalised Interest or Accrued Interest) on that Mortgage Loan which is currently due and payable and unpaid on that date
Asset Coverage Test	The test as to whether the Adjusted Aggregate Mortgage Loan Amount is at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date
Asset Monitor	A reputable institution appointed as such under the Asset Monitor Agreement
Asset Monitor Agreement	The asset monitor agreement entered into on the Programme Date between the Asset Monitor, the LLP, the Cash Manager, the Issuer, the Bond Trustee and the Security Trustee
Asset Monitor Report	The results of the tests conducted by the Asset Monitor in accordance with the Asset Monitor Agreement to be delivered to the Cash Manager, the LLP, the Issuer, the Bond Trustee and the Security Trustee
Asset Percentage	The meaning given on page 128
Authorised Investments	Sterling gilt-edged securities and Sterling demand or time deposits, certificates of deposit and short-term debt obligations (including commercial paper) provided that in all cases such investments have a remaining maturity date of 30 days or less and mature on or before the next following LLP Payment Date and the short-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity or the entity with which the demand or time deposits are made (being an authorised person under the FSMA) are rated at least A- 1+ by Standard & Poor's, P-1 by Moody's and F1+ by Fitch or their equivalents by three other internationally recognised rating agencies and Covered Bonds (provided that they are immediately surrendered to the Paying Agent and/or the Registrar for cancellation in accordance with Condition 6(g))
Authorised Underpayment	A payment made by a Borrower in an amount less than the Monthly Payment then due on the Mortgage Loan being a sum not exceeding the aggregate of any previous Overpayments
Available Principal Receipts	On a relevant Calculation Date, an amount equal to the aggregate of (without double counting): (a) the amount of Principal Receipts received during the immediately preceding Calculation Period and credited to the Principal Ledger on the GIC Account (but, for the avoidance of doubt, excluding any Principal Receipts received in the Calculation Period beginning in the month in which the relevant Calculation Date falls); (b) any other amount standing to the credit of the Principal Ledger including (i) the proceeds of any Term Advance (where such proceeds have not been applied to acquire New Portfolios, refinance an existing Term Advance or invest in Substitution Assets), (ii) any Cash Capital Contributions received from a Member and (iii) the proceeds from any sale of Selected Mortgage Loans pursuant to the terms of the LLP Deed or the Mortgage Sale Agreement; and

	(c) all amounts in respect of principal (if any) received by the LLP under each Covered Bond Swap Agreement on the relevant LLP Payment Date (other than any termination payments or Swap Collateral Excluded Amounts)
Available Revenue Receipts	On a relevant Calculation Date, an amount equal to the aggregate of: (a) the amount of Revenue Receipts received during the previous Calculation Period and credited to the Revenue Ledger on the GIC Account (but, for the avoidance of doubt, excluding any Revenue Receipts received in the Calculation Period beginning in the month in which the relevant Calculation Date falls); (b) other net income of the LLP including all amounts of interest received on the LLP Accounts, the Substitution Assets and Authorised Investments in the preceding Calculation Period and amounts received by the LLP under the Interest Rate Swap Agreement and in respect of interest received by the LLP under each Covered Bond Swap Agreement on the relevant LLP Payment Date (other than any termination payments or Swap Collateral Excluded Amounts); (c) prior to the service of a Notice to Pay, amounts standing to the credit of the Reserve Fund in excess of the Reserve Fund Required Amount; (d) any other Revenue Receipts not referred to in paragraphs (a) to (c) (inclusive) above received during the previous Calculation Period and standing to the credit of the Revenue Ledger on the GIC Account; and (e) following the service of a Notice to Pay, amounts standing to the credit of the Reserve Fund; *Less* (f) Third Party Amounts, which shall be paid on receipt in cleared funds to the Seller
Bank Account Agreement	The bank account agreement entered into on the Programme Date between the LLP, the Account Bank, the Cash Manager and the Security Trustee as amended and/or restated and/or supplemented from time to time
Basel Committee	Basel Committee on Banking Supervision
Bearer Covered Bonds	Covered Bonds in bearer form
Bearer Definitive Covered Bonds	A Bearer Covered Bond in definitive form issued or, as the case may require, to be issued by the Issuer in accordance with the provisions of the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), the Agency Agreement and this Trust Deed in exchange for either a Temporary Global Covered Bond or part thereof or a Permanent Global Covered Bond or part thereof (all as indicated in the applicable Final Terms), such Bearer Covered Bond in definitive form being in the form or substantially in the form set out in Part 3 of Schedule 2 to the Trust Deed with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Bond Trustee and the relevant Dealer or Lead Manager (in the case of syndicated Issues) and having the Conditions endorsed thereon or, if permitted by the relevant Stock Exchange, incorporating the Conditions by reference as indicated in the applicable Final Terms and having the relevant information supplementing, replacing or modifying the Conditions appearing in the applicable Final Terms

endorsed thereon or attached thereto and (except in the case of a Zero Coupon Covered Bonds in bearer form) having Coupons and, where appropriate, Receipts and/or Talons attached thereto on issue

Bearer Global Covered Bond	The meaning given on page 42
Beneficial Owner	Each actual purchaser of each DTC Covered Bond
Bond Trustee	The Bank of New York, in its capacity as bond trustee under the Trust Deed together with any successor bond trustee appointed from time to time
Borrower	In relation to a Mortgage Loan, the individual or individuals specified as such in the relevant Mortgage together with the individual or individuals (if any) from time to time assuming an obligation to repay such Mortgage Loan or any part of it
Buildings Insurance Policies	All buildings insurance policies relating to Properties taken out (a) in the name of the relevant Borrower (and, in the case of Seller Arranged Policies, the Seller) and (b) in the name of the landlord in the case of leasehold Properties where the relevant landlord is responsible for insuring the Property
Business Day	The meaning given on page 62
CAD3	A working paper released by the European Commission on 18th November, 2002, on the EU's implementation of the Basel proposals
Calculation Agent	In relation to all or any Series of the Covered Bonds, the person initially appointed as calculation agent in relation to such Covered Bonds by the Issuer and the LLP pursuant to the Agency Agreement or, if applicable, any successor calculation agent in relation to all or any Series of the Covered Bonds
Calculation Date	The 12th day of each month (or, if that day is not a Business Day, then the immediately preceding Business Day)
Calculation Period	The period from, and including, the first day of each month to, and including, the last day of each month preceding the relevant Calculation Date
Capital Account Ledger	The ledger maintained by the Cash Manager on behalf of the LLP in respect of each Member to record the balance of each Member's Capital Contributions from time to time
Capital Balance	For a Mortgage Loan at any date the principal balance of that Mortgage Loan to which the Servicer applies the relevant interest rate at which interest on that Mortgage Loan accrues
Capital Contribution	In relation to each Member, the aggregate of the capital contributed by that Member to the LLP from time to time by way of Cash Capital Contributions and Capital Contributions in Kind as determined on each Calculation Date in accordance with the formula set out in the LLP Deed
Capital Contribution Balance	The balance of each Member's Capital Contributions as recorded from time to time in the relevant Member's Capital Account Ledger
Capital Contributions in Kind	A contribution of Mortgage Loans and their Related Security to the LLP in an amount equal to (a) the Current Balance of those Mortgage Loans as at the relevant Transfer Date minus (b) any cash payment paid by the LLP for the Mortgage Loans and their Related Security on that Transfer Date
Capital Distribution	Any return on a Member's Capital Contribution in accordance with the terms of the LLP Deed (and excluding, for the avoidance of doubt, any Deferred Consideration)

Capitalised Arrears	For any Mortgage Loan at any date, interest or other amounts which are overdue in respect of that Mortgage Loan and which as at that date have been added to the Capital Balance of the Mortgage Loan in accordance with the Mortgage Conditions or otherwise by arrangement with the relevant Borrower
Capitalised Expenses	In relation to a Mortgage Loan, the amount of any expense, charge, fee, premium or payment (excluding, however, any Arrears of Interest) capitalised and added to the Capital Balance of that Mortgage Loan in accordance with the relevant Mortgage Conditions
Capitalised Interest	For any Mortgage Loan at any date, interest which is overdue in respect of that Mortgage Loan and which as at that date has been added to the Capital Balance of that Mortgage Loan in accordance with the Mortgage Conditions or otherwise by arrangement with the relevant Borrower (excluding for the avoidance of doubt any Arrears of Interest which have not been so capitalised on that date)
Cash Capital Contributions	A Capital Contribution made in cash
Cash Management Agreement	The cash management agreement entered into on the Programme Date between the LLP, Northern Rock in its capacity as the Cash Manager and the Security Trustee as amended and/or restated and/or supplemented from time to time
Cash Manager	Northern Rock, in its capacity as cash manager under the Cash Management Agreement together with any successor cash manager appointed from time to time
Cash Re-draws	Cash re-draws to which a Borrower is entitled under a Flexible Mortgage Loan as a result of Overpayments that the Borrower has made on that Flexible Mortgage Loan and not yet used to fund an authorised under payment or otherwise re-drawn in cash
CCA	Consumer Credit Act 1974
Certificate of Title	A solicitor's, licensed conveyancer's or (in Scotland) qualified conveyancer's report or certificate of title obtained by or on behalf of the Seller in respect of each Property substantially in the form of the pro-forma set out in the Standard Documentation
Charged Property	The meaning given on page 135
Clearing Systems	DTC, Euroclear and/or Clearstream, Luxembourg
Clearstream, Luxembourg	Clearstream Banking, société anonyme
CML	Council of Mortgage Lenders
CML Code	Mortgage Code issued by the CML
Combined Credit Balance	The average monthly cleared credit balance in a Borrower's deposit account or accounts linked to a Together Connections Mortgage
Combined Debit Balance	The total of the outstanding balances on a Together Connections Mortgage Loan and certain other products held with the Seller from which the Combined Credit Balance is deducted
Common Depositary	The common depositary for Euroclear and Clearstream, Luxembourg
Conditions	Terms and conditions of the Covered Bonds
Connection Mortgage Loans	Flexible Mortgage Loans, which allow the Borrower to obtain a Mortgage Loan with either a variable or a fixed interest rate (depending on the product type) and which in certain circumstances, permit the Borrower to make Authorised Underpayments and take Payment Holidays, receive Cash Re-

draws and make Overpayments. Connections Mortgage Loans have the same basic features as Together Connections Mortgage Loans but without the facility for an unsecured loan or credit card

Corporate Services Agreements — The corporate services agreements entered into by each of the Liquidation Member and Holdings, with, *inter alios*, the relevant Corporate Services Provider and the LLP dated the Programme Date as amended and/or restated and/or supplemented from time to time

Corporate Services Providers — Mourant & Co. Limited, a company incorporated in Jersey in its capacity as corporate services provider to Holdings under a Corporate Services Agreement and Mourant & Co. Capital (SPV) Limited, a company incorporated in England and Wales in its capacity as Corporate Services Provider to the Liquidation Member under a Corporate Services Agreement, together with any successor corporate services provider appointed from time to time

Couponholders — The holders of the Coupons (which expression shall, unless the context otherwise requires, include the holders of the Talons)

Coupons — The meaning given on page 55

Covered Bond — Each covered bond issued or to be issued pursuant to the Programme Agreement and which is or is to be constituted under the Trust Deed, which covered bond may be represented by a Global Covered Bond or any Definitive Covered Bond and includes any replacements for a Covered Bond issued pursuant to Condition 10 and Condition 6(i)

Covered Bond Guarantee — An unconditional and irrevocable guarantee by the LLP in the Trust Deed for the payment of Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment

Covered Bond Swap — Each transaction between the LLP, the Covered Bond Swap Provider and the Security Trustee in respect of a Series or Tranche, as applicable, of Covered Bonds which provides a hedge against certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swap and amounts payable by the LLP under the Covered Bond Guarantee in respect of Covered Bonds and the Term Advances

Covered Bond Swap Agreement — Each agreement between the LLP, a Covered Bond Swap Provider and the Security Trustee governing a Covered Bond Swap in the form of an ISDA Master Agreement, including a schedule and confirmation

Covered Bond Swap Early Termination Event — The meaning given on page 133

Covered Bond Swap Provider — Each provider of a Covered Bond Swap under a Covered Bond Swap Agreement

Covered Bond Swap Rate — In relation to a Covered Bond or Series of Covered Bonds, the exchange rate specified in the Covered Bond Swap Agreement relating to such Covered Bond or Series of Covered Bonds or, if the Covered Bond Swap Agreement has terminated, the applicable spot rate

Covered Bondholders — The holders for the time being of the Covered Bonds

Current Balance — For any Mortgage Loan as at any given date, the aggregate (but avoiding double counting) of:

(a) the original principal amount advanced to the relevant Borrower and any further amount advanced on or before the given date to the relevant Borrower secured or intended to be secured by the related Mortgage; and

(b) the amount of any Re-draw under any Flexible Mortgage Loan or of any Further Draw under a Personal Secured Loan secured or intended to be secured by the related Mortgage; and

(c) any interest, disbursement, legal expense, fee, charge, rent, service charge, premium or payment which has been properly capitalised in accordance with the relevant Mortgage Conditions or with the relevant Borrower's consent and added to the amounts secured or intended to be secured by that Mortgage Loan (including interest capitalised on any Re-draw under a Flexible Mortgage Loan); and

(d) any other amount (including, for the avoidance of doubt, Accrued Interest and Arrears of Interest) which is due or accrued (whether or not due) and which has not been paid by the relevant Borrower and has not been capitalised in accordance with the relevant Mortgage Conditions or with the relevant Borrower's consent but which is secured or intended to be secured by that Mortgage Loan,

as at the end of the Business Day immediately preceding that given date less any repayment or payment of any of the foregoing made on or before the end of the Business Day immediately preceding that given date and excluding any retentions made but not released and any Further Advances committed to be made but not made by the end of the Business Day immediately preceding that given date

Custodian — Any custodian with whom the relevant Registered Global Covered Bonds have been deposited

Day Count Fraction — In the case of a Fixed Rate Covered Bond, the meaning given in Condition 4(a) on page 61 and in the case of a Floating Rate Covered Bond, the meaning given in Condition 4(b) on page 64

Dealer — Each of Barclays Bank PLC, HSBC Bank plc, Dresdner Bank Aktiengesellschaft, ABN AMRO Bank N.V., London Branch, IXIS Corporate & Investment Bank, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, WestLB AG and any other dealers appointed from time to time in accordance with the Programme Agreement, which appointment may be for a specific issue or on an ongoing basis. References in this Prospectus to the relevant Dealer(s) shall, in the case of an issue of Covered Bonds being (or intended to be) subscribed for by more than one Dealer, be to all Dealers agreeing to subscribe for such Covered Bonds

Deed of Charge — The deed of charge (as amended and/or supplemented and/or restated from time to time) dated the Programme Date and made between the LLP, the Bond Trustee, the Security Trustee and certain other Secured Creditors

Deed of Consent — A deed whereby a person in or intended to be in occupation of a Property agrees with the Seller to postpone his or her interest (if any) in the Property so that it ranks after the interest created in the relevant Mortgage

Deed of Postponement — A deed or agreement whereby a mortgagee of or the heritable creditor in relation to a Property agrees with the Seller to postpone its mortgage or standard security (as appropriate) over the Property so that the sums secured by it will rank for repayment after the sums secured by the relevant Mortgage

Defaulted Mortgage Loan — Any Mortgage Loan in the Portfolio which is more than three months in arrears

Defaulted Mortgage Loans Notice — A notice from the Cash Manager to the Seller identifying any Defaulted Mortgage Loan

Deferred Consideration	The consideration payable to the Seller in respect of the Mortgage Loans sold to the LLP from time to time, which is payable after making payments of a higher order of priority as set out in the relevant Priorities of Payments
Definitive Covered Bond	A Bearer Definitive Covered Bond and/or, as the context may require, a Registered Definitive Covered Bond
Definitive IAI Registered Covered Bonds	The meaning given on page 44
Definitive Regulation S Covered Bond	A Registered Covered Bond in definitive form sold to non-U.S.persons outside the United States in reliance on Regulation S
Definitive Rule 144A Covered Bond	A Registered Covered Bond in definitive form sold to QIBs pursuant to Rule 144A
Designated Account	The meaning given in Condition 5(d) on page 67
Designated Bank	The meaning given in Condition 5(d) on page 67
Designated Maturity	The meaning given in the ISDA Definitions
Designated Member	Each Member appointed and registered as such from time to time having those duties and obligations set out in sections 8 and 9 of the LLPA 2000 being, as at the Programme Date, Northern Rock and the Liquidation Member
Determination Date	The meaning given in the applicable Final Terms
Determination Period	The meaning given in Condition 4(a) on page 61
Direct Participants	The meaning given on page 147
Directors	The Board of Directors for the time being of the Issuer
Distribution Compliance Period	The period that ends 40 days after the completion of the distribution of each Tranche of Covered Bonds, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue)
DTC	The Depository Trust Company
DTC Covered Bonds	Covered Bonds accepted into DTC's book-entry settlement system
DTI	Department of Trade and Industry
Dual Currency Covered Bonds	Covered Bonds in respect of which payments (whether in respect of principal or interest and whether at maturity or otherwise) will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree
Dual Currency Interest Covered Bond	A Covered Bond in respect of which payments whether in respect of principal or interest are made in such different currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree
Dual Currency Redemption Covered Bond	A Covered Bond in respect of which payments of principalare made or to be made in such different currencies, and at rates of exchange calculated upon such basis, as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Final Terms)
Due for Payment	The requirements by the LLP to pay any Guaranteed Amounts following the delivery of a Notice to Pay on the LLP, (i) prior to the occurrence of an LLP Event of Default, on the later of: (a) the date on which the Scheduled Payment Date in respect of such Guaranteed Amounts is reached, or, if later, the day which is two Business Days following service of a Notice to Pay on the LLP in respect of such Guaranteed Amounts or if the applicable Final Terms

specified that an Extended Due for Payment Date is applicable to the relevant Series of Covered Bonds, the Interest Payment Date that would have applied if the Final Maturity Date of such Series of Covered Bonds had been the Extended Due for Payment Date (the **Original Due for Payment Date**); and

(b) in relation to any Guaranteed Amounts in respect of the Final Redemption Amount payable on the Final Maturity Date for a Series of Covered Bonds only, the Extended Due for Payment Date, but only (i) if in respect of the relevant Series of Covered Bonds the Covered Bond Guarantee is subject to an Extended Due for Payment Date pursuant to the terms of the applicable Final Terms and (ii) to the extent that the LLP having received a Notice to Pay no later than the date falling one Business Day prior to the Extension Determination Date does not pay Guaranteed Amounts equal to the Final Redemption Amount in respect of such Series of Covered Bonds by the Extension Determination Date, as the LLP has insufficient moneys available under the Guarantee Priority of Payments to pay such Guaranteed Amounts in full on the earlier of (a) the date which falls two Business Days after service of such Notice to pay on the LLP or, if later, the Final Maturity Date (or, in each case, after the expiry of the grace period set out in Condition 9(b)(i)) under the terms of the Covered Bond Guarantee or (b) the Extension Determination Date,

or, if, in either case, such day is not a Business Day, the next following Business Day. For the avoidance of doubt, Due for Payment does not refer to any earlier date upon which payment of any Guaranteed Amounts may become due under the guaranteed obligations, by reason of prepayment, acceleration of maturity, mandatory or optional redemption or otherwise; or

(ii) following the occurrence of an LLP Event of Default, the date on which an LLP Acceleration Notice is served on the Issuer and the LLP

Earliest Maturing Covered Bonds	At any time, the Series of the Covered Bonds (other than any Series which is fully collateralised by amounts standing to the credit of the GIC Account) that has or have the earliest Final Maturity Date as specified in the applicable Final Terms (ignoring any acceleration of amounts due under the Covered Bonds prior to the occurrence of an LLP Event of Default)
Early Redemption Amount	The meaning given in the relevant Final Terms
Eligibility Criteria	The meaning given on page 115
EMF Code	The code issued by the European Mortgage Federation
English Mortgage Loans	Mortgage Loans secured by a Mortgage over a Property located in England or Wales
ESIS	European Standardised Information Sheet
EU	European Union
EURIBOR	Euro-zone inter-bank offered rate
Euroclear	Euroclear Bank S.A./N.V. as operator of the Euroclear System

Excess Proceeds	Moneys received (following the occurrence of an Issuer Event of Default and delivery of an Issuer Acceleration Notice) by the Bond Trustee from the Issuer or any administrator, administrative receiver, receiver, liquidator, trustee in sequestration or other similar official appointed in relation to the Issuer
Exchange Act	The U.S. Securities Exchange Act of 1934, as amended
Exchange Agent	Citibank N.A., New York in its capacity as exchange agent (which expression shall include any successor exchange agent)
Exchange Date	On or after the date which is 40 days after a Temporary Global Covered Bond is issued
Exchange Event	In the case of Bearer Covered Bonds, the meaning given on page 43 and in the case of Registered Covered Bonds, the meaning given on page 44
Excluded Swap Termination Amount	In relation to a Swap Agreement, an amount equal to the amount of any termination payment due and payable (a) to the relevant Swap Provider as a result of a Swap Provider Default with respect to such Swap Provider or (b) to the relevant Swap Provider following a Swap Provider Downgrade Event with respect to such Swap Provider
Existing Covered Bonds	The Covered Bonds of all Series then outstanding
Extended Due for Payment Date	In relation to any Series of Covered Bonds, the date, if any, specified as such in the applicable Final Terms to which the payment of all or (as applicable) part of the Final Redemption Amount payable on the Final Maturity Date will be deferred in the event that the Final Redemption Amount is not paid in full on the Extension Determination Date
Extension Determination Date	In respect of a Series of Covered Bonds, the date falling two Business Days after the expiry of seven days from (and including) the Final Maturity Date of such Series of Covered Bonds
Final Maturity Date	The Interest Payment Date on which each Series of Covered Bonds will be redeemed at their Principal Amount Outstanding in accordance with the Conditions
Final Redemption Amount	The meaning given in the relevant Final Terms
Final Terms	A final terms which, with respect to Covered Bonds to be admitted to the Official List and admitted to trading by the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the applicable Tranche of Covered Bonds
First Transfer Date	The date on which the Initial Portfolio is transferred to the LLP pursuant to the Mortgage Sale Agreement
Fitch	Fitch Ratings Ltd.
Fixed Interest Period	The meaning given in Condition 4(a) on page 61
Fixed Rate Covered Bonds	Covered Bonds paying a fixed rate of interest on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s)
Flexible Mortgage Loan	A type of Mortgage Loan product that typically incorporates features that give the Borrower options (which may be subject to certain conditions) to, among other things, make further drawings on the Mortgage Loan Account and/or to overpay or underpay interest and principal in a given month and/or take a Payment Holiday
Flexible Re-draw Capacity	The meaning given on page 128

Flexi-Plan Loan	A Mortgage Loan which is a Personal Secured Loan with a credit line that allows the Borrower to draw up to an agreed credit limit
Floating Rate	The meaning given in the ISDA Definitions
Floating Rate Convention	The meaning given on page 62
Floating Rate Covered Bonds	Covered Bonds which bear interest at a rate determined: (a) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the ISDA Definitions; or (b) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (c) on such other basis as may be agreed between the Issuer and the relevant Dealer(s), as set out in the applicable Final Terms
Floating Rate Option	The meaning given in the ISDA Definitions
Following Business Day Convention	The meaning given on page 62
FOS	The Financial Ombudsman Scheme, the scheme provided under FSMA under which certain disputes may be resolved quickly and with minimum formality by an independent person
Foundation	The Northern Rock Foundation
Foundation Shares	The meaning given on page 87
FSA	Financial Services Authority
FSMA	Financial Services and Markets Act 2000, as amended
Further Advance	In relation to a Mortgage Loan, any advance of further money to the relevant Borrower following the making of the Initial Advance, which is secured by the same Mortgage as the Initial Advance, excluding the amount of any retention in respect of the Initial Advance and excluding any Re-draw in respect of any Flexible Mortgage Loan or Further Draw in respect of any Personal Secured Loan
Further Draws	Additional amounts Borrowers are permitted to draw under Personal Secured Loans (in aggregate up to the fixed amount of credit extended under the terms of the relevant Mortgage Conditions)
GIC Account	The account in the name of the LLP held with the Account Bank and maintained subject to the terms of the Guaranteed Investment Contract, the Bank Account Agreement and the Deed of Charge or such additional or replacement account as may be for the time being be in place with the prior consent of the Security Trustee
GIC Provider	Northern Rock, in its capacity as GIC provider under the Guaranteed Investment Contract together with any successor GIC provider appointed from time to time
Global Covered Bond	A Bearer Global Covered Bond and/or Registered Global Covered Bond, as the context may require
Guaranteed Amounts	Prior to the service of an LLP Acceleration Notice, with respect to any Original Date for Payment Date or, if applicable, any Extended Due for Payment Date, the sum of Scheduled Interest and Scheduled Principal, in each case, payable on that Original Due for Payment Date or, if applicable, any Extended Due for Payment Date, or after service of an LLP Acceleration Notice, an amount equal to the relevant Early Redemption Amount as specified in the Conditions plus all accrued and unpaid interest and all other

	amounts due and payable in respect of the Covered Bonds, including all Excluded Scheduled Interest Amounts, all Excluded Scheduled Principal Amounts (whenever the same arose) and all amounts payable by the LLP under the Trust Deed
Guaranteed Investment Contract or GIC	The guaranteed investment contract between the LLP, the GIC Provider, the Security Trustee and the Cash Manager dated the Programme Date as amended and/or restated and/or supplemented from time to time
Guarantee Priority of Payments	The meaning given on page 141
Halifax Index	The index of increases in house prices issued by Halifax plc in relation to residential properties in the United Kingdom
Halifax Price Indexed Valuation	In relation to any Property at any date means the Latest Valuation of that property increased or decreased as appropriate by the increase or decrease in the Halifax Index since the date of that Latest Valuation
Holdings	Moore Holdings Limited, a special purpose vehicle incorporated in Jersey as a private limited company (registered no. 87018)
IAI Investment Letter	The meaning given in Condition 2(e) on page 59
ICTA	Income and Corporation Taxes Act 1988
Index Linked Covered Bonds	Index Linked Redemption Covered Bonds and Index Linked Interest Covered Bonds
Index Linked Interest Covered Bonds	Covered Bonds in respect of which payments of interest will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree
Index Linked Redemption Covered Bonds	Covered Bonds in respect of which payments of principal will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree
Indexed Valuation	At any date in relation to any Mortgage Loan secured over any Property: (a) where the Latest Valuation of that Property is equal to or greater than the Halifax Price Indexed Valuation as at that date, the Halifax Price Indexed Valuation; or (b) where the Latest Valuation of that Property is less than the Halifax Price Indexed Valuation as at that date, the Latest Valuation plus 85 per cent. of the difference between the Latest Valuation and the Halifax Price Indexed Valuation
Indirect Participants	The meaning given on page 147
Initial Advance	In respect of any Mortgage Loan, the original principal amount advanced by the Seller to the relevant Borrower
Initial Portfolio	The meaning given on page 145
Insolvency Act	Insolvency Act 1986, as amended
Insolvency Event	In respect of the Seller, the Servicer or the Cash Manager: (a) an order is made or an effective resolution passed for the winding up of the relevant entity; or (b) the relevant entity stops or threatens to stop payment to its creditors generally or the relevant entity ceases or threatens to cease to carry on its business or substantially the whole of its business; or

(c) an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed to the whole or any material part of the undertaking, property and assets of the relevant entity or a distress, diligence or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of the relevant entity and, in the case of any of the foregoing events, is not discharged within 30 days; or

(d) the relevant entity is unable to pay its debts as they fall due

Instalment Covered Bonds — Covered Bonds which will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Final Terms

Insurance Policies — Each of:

(a) the Properties in Possession Policy;

(b) Northern Rock contingency insurance policy written by Axa to cover Northern Rock in the situation where a Borrower fails to obtain a Buildings Insurance Policy; and

(c) Buildings Insurance Policies arranged for Borrowers by the Seller

Institutional Accredited Investor — An institution that is an "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that are institutions

Intercompany Loan Agreement — The term loan agreement dated the Programme Date between the Issuer, the LLP and the Security Trustee as amended and/or restated and/or supplemented from time to time

Interest Amount — The amount of interest payable on the Floating Rate Covered Bonds or Index Linked Interest Covered Bonds in respect of each Specified Denomination for the relevant Interest Period

Interest Payment Date — The meaning given in the applicable Final Terms

Interest Period — The period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date

Interest Rate Swap — The interest rate swap entered into between the LLP, Northern Rock (in its capacity as Interest Rate Swap Provider) and the Security Trustee on the Programme Date

Interest Rate Swap Agreement — The agreement between the LLP, the Interest Rate Swap Provider and the Security Trustee dated the Programme Date governing the Interest Rate Swap in the form of an ISDA Master Agreement, including a schedule and confirmation thereto

Interest Rate Swap Early Termination Event — The meaning given on page 132

Interest Rate Swap Provider — Northern Rock, in its capacity as interest rate swap provider under the Interest Rate Swap Agreement together with any successor interest rate swap provider

Investor Report — The quarterly report made available to the Covered Bondholders, the Security Trustee, the Bond Trustee and the Rating Agencies detailing *inter alia* compliance with the Asset Coverage Test. Investor Reports shall be posted on the Northern Rock website

ISA — An individual savings account within the Individual Savings Account Regulations 1998 (as amended) which shelters investments in the account from income tax and capital gains tax

ISDA — International Swaps and Derivatives Association, Inc.

ISDA Definitions — 2000 ISDA Definitions, as published by ISDA

ISDA Master Agreement	The 1992 ISDA Master Agreement (Multicurrency – Cross Border), as published by ISDA
ISDA Rate	The meaning given on page 63
Issue Date	Each date on which the Issuer issues Covered Bonds to Covered Bondholders
Issuer	Northern Rock
Issuer Acceleration Notice	The meaning given in Condition 9(a) on page 74
Issuer Event of Default	The meaning given in Condition 9(a) on page 74
Latest Valuation	In relation to any Property, the value given to that Property by the most recent valuation addressed to the Seller
Ledger	Each of the Revenue Ledger, the Principal Ledger, the Reserve Ledger and the Capital Account Ledgers
Legended Covered Bonds	The meaning given in Condition 2 on page 60
Legislative Exchange	The meaning given in Condition 6(i) on page 72
Lending Criteria	The lending criteria of the Seller from time to time, or such other criteria as would be acceptable to a Reasonable, Prudent Mortgage Lender
LIBOR	London inter-bank offered rate
Liquidation Member	Moore Investments Limited, a special purpose vehicle incorporated in Jersey as a private limited company (registered no. 87047)
LLP	Northern Rock Covered Bond LLP, a limited liability partnership incorporated in England and Wales (registered no. OC 306984)
LLPA 2000	Limited Liability Partnerships Act 2000
LLP Acceleration Notice	A notice in writing given by the Bond Trustee to the Issuer and the LLP, that each Covered Bond of each Series is, and each Covered Bond of each Series shall as against the Issuer (if not already due and repayable against it following an Issuer Event of Default) and as against the LLP, thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest as provided in and in accordance with the Trust Deed and thereafter the Security shall become enforceable if any of the LLP Events of Default shall occur and be continuing
LLP Accounts	The GIC Account and any additional or replacement accounts opened in the name of the LLP, including the Stand-by GIC Account
LLP Deed	The limited liability partnership deed entered into on the Programme Date between the LLP, Northern Rock, the Liquidation Member, the Bond Trustee and the Security Trustee as amended and/or restated and/or supplemented from time to time
LLP Event of Default	The meaning given in Condition 9(b) on page 76
LLP Management Board	The management board which will act on behalf of the LLP and to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters
LLP Payment Date	The 17th day of each month or if not a Business Day the next following Business Day
LLP Payment Period	The period from and including an LLP Payment Date to but excluding the next following LLP Payment Date
London Stock Exchange	London Stock Exchange plc
Long Maturity Covered Bond	

Long Maturity Covered Bond	A Fixed Rate Covered Bond (other than a Fixed Rate Covered Bond which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Covered Bond shall cease to be a Long Maturity Covered Bond on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the Principal Amount Outstanding of such Covered Bond
Losses	All realised losses on the Mortgage Loans
Master Definitions and Construction Agreement	The master definitions and construction agreement made between the parties to the Transaction Documents on or about the Programme Date as amended and/or restated and/or supplemented from time to time
MCOB	Mortgages: Conduct of Business Sourcebook, published by the FSA in October 2003
Member	Each member of the LLP
MHA Documentation	An affidavit, consent or renunciation granted in terms of the Matrimonial Homes (Family Protection) (Scotland) Act 1981 in connection with a Scottish Mortgage or the Property secured thereby
Modified Following Business Day Convention	The meaning given in Condition 4 on page 62
Monthly Payment Date	In relation to a Mortgage Loan, the date in each month on which the relevant Borrower is required to make a payment of interest and, if applicable, principal for that Mortgage Loan, as required by the applicable Mortgage Conditions
Moody's	Moody's Investors Service Limited
Mortgage	(i) In respect of any Mortgage Loan (other than any Personal Secured Loan) each first fixed charge by way of legal mortgage (in relation to an English Mortgage Loan) and each first ranking standard security (in relation to a Scottish Mortgage Loan), sold by the Seller to the LLP pursuant to the Mortgage Sale Agreement, in either case which secures the repayment of the relevant Mortgage Loan including the Mortgage Conditions applicable to it and (ii) in respect of any Personal Secured Loan, the second or later ranking legal charge over the English Property or the second or later ranking standard security over the Scottish Property
Mortgage Conditions	All the terms and conditions applicable to a Mortgage Loan, including without limitation those set out in the Seller's relevant mortgage conditions booklet and the Seller's relevant general conditions, each as varied from time to time by the relevant mortgage loan agreement and the relevant Mortgage Deed
Mortgage Deed	In respect of any Mortgage, the deed creating that Mortgage
Mortgage Loan	Any mortgage loan (including, for the avoidance of doubt, any Scottish Mortgage Loan) which is sold and assigned by the Seller to the LLP from time to time under the terms of the Mortgage Sale Agreement and referenced by its mortgage loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all Further Advances) due or owing with respect to that mortgage loan under the relevant Mortgage Conditions by a Borrower on the security of a Mortgage from time to time outstanding, or, as the context may require, the Borrower's obligations in respect of the same but excludes any mortgage loan which is repurchased by the Seller or otherwise sold by the LLP and no longer beneficially owned by it

Mortgage Loan Account	As the context requires, either (a) all Mortgage Loans secured on the same Property or (b) an account maintained by the Servicer in respect of a particular Mortgage Loan (whether by way of principal, interest or otherwise) and all amounts received in respect thereof
Mortgage Loan Files	The file or files relating to each Mortgage Loan (including files kept in microfiche format or similar electronic data retrieval system) containing *inter alia* correspondence between the Borrower and the Seller and including the mortgage documentation applicable to the Mortgage Loan, each letter of offer for that Mortgage Loan, the Valuation Report (if applicable) and, to the extent available, the solicitor's or licensed conveyancer's, or (in Scotland) qualified conveyancer's, Certificate of Title
Mortgage Sale Agreement	The mortgage sale agreement entered into on the Programme Date between the Seller, the LLP and the Security Trustee as amended and/or restated and/or supplemented from time to time
N(M)	31 October 2004
Negative Carry Factor	The meaning given on page 128
New Basel Accord	New Basel Capital Accord of the Basel Committee
New Covered Bonds	The meaning given in Condition 6(i) on page 72
New Member	Any new member admitted to the LLP after the Programme Date
New Mortgage Loan	Mortgage Loans, other than the Mortgage Loans comprised in the Initial Portfolio, which the Seller may assign or transfer to the LLP after the First Transfer Date pursuant to the Mortgage Sale Agreement
New Mortgage Loan Type	A new type of mortgage loan originated by the Seller, which the Seller intends to transfer to the LLP, the terms and conditions of which are materially different (in the opinion of the Seller, acting reasonably) from the Mortgage Loans. For the avoidance of doubt, a mortgage loan will not constitute a New Mortgage Loan Type if it differs from the Mortgage Loans due to it having different interest rates and/or interest periods and/or time periods for which it is subject to a fixed rate, capped rate, tracker rate or any other interest rate or the benefit of any discounts, cash-backs and/or rate guarantees
New Portfolio	The meaning given on page 148
New Portfolio Notice	A notice in the form set out in Schedule II to the Mortgage Sale Agreement served in accordance with the terms of the Mortgage Sale Agreement
New Seller	Any member of the Northern Rock Group (other than Northern Rock) that accedes to the relevant Transaction Documents and sells loans and their Related Security to the LLP in the future
NIPs	Non-Investment Products Code
Non-cash Re-draws	Authorised Underpayments or Payment Holidays under Flexible Mortgage Loans included in the Portfolio, which will result in the Seller being required to pay to the LLP an amount equal to the unpaid interest associated with that authorised underpayment or Payment Holiday
Northern Rock	Northern Rock plc
Northern Rock Group	Northern Rock and its subsidiaries collectively
Notice to Pay	The meaning given in Condition 9(a) on page 75
Official List	Official list of the UK Listing Authority
OFT	Office of Fair Trading
Ombudsman	Financial Ombudsman Service under the FSMA

Order	The Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (SI2001/544), as amended
Original Due for Payment Date	Has the meaning given in paragraph (a) of the definition of **Due for Payment**
Overpayment	A payment by a Borrower in an amount greater than the amount due on a Monthly Payment Date which (a) is permitted by the terms of such Mortgage Loan or by agreement with the Borrower and (b) reduces the Current Balance of such Mortgage Loan
Partial Portfolio	Part of any portfolio of Selected Mortgage Loans
Paying Agents	The meaning given on page 55
Payment Day	The meaning given in Condition 5 on page 68
Payment Holiday	The right of a Borrower, under the applicable Mortgage Conditions, to not make a monthly payment for one or more months in certain circumstances
Permanent Global Covered Bond	The meaning given on page 42
Personal Secured Loan	A Mortgage Loan for unrestricted purposes (which may be CCA regulated) offered to Borrowers with existing Mortgage Loans (other than a Personal Secured Loan) from the Seller which is secured on the same Property which secures the Borrower's existing Mortgage Loan. Some Personal Secured Loans permit the Borrower to make further draws up to the fixed amount of credit extended under the Mortgage Conditions at the inception of the Personal Secured Loan
Portfolio	The Initial Portfolio and each New Portfolio acquired by the LLP
Post-Enforcement Priority of Payments	The meaning given on page 143
Potential Issuer Event of Default	The meaning given in Condition 14 on page 81
Potential LLP Event of Default	The meaning given in Condition 14 on page 81
Pre-Acceleration Principal Priority of Payments	The meaning given on page 140
Pre-Acceleration Revenue Priority of Payments	The meaning given on page 139
Preceding Business Day Convention	The meaning given in Condition 4(b) on page 62
Principal Amount Outstanding	In respect of a Covered Bond the principal amount of that Covered Bond on the relevant Issue Date thereof less principal amounts received by the relevant Covered Bondholder in respect thereof
Principal Ledger	The ledger on the GIC Account of such name maintained by the Cash Manager pursuant to the Cash Management Agreement to record the credits and debits of Principal Receipts in accordance with the terms of the LLP Deed
Principal Paying Agent	The meaning given on page 55
Principal Receipts	(a) principal repayments under the Mortgage Loans (including payments of arrears, Capitalised Interest, Capitalised Expenses and Capitalised Arrears); (b) recoveries of principal from defaulting Borrowers under Mortgage Loans being enforced (including the proceeds of sale of the relevant Property);

(c) any payment pursuant to any insurance policy in respect of a Property in connection with a Mortgage Loan in the Portfolio; and

(d) the proceeds of the repurchase of any Mortgage Loan by the Seller from the LLP pursuant to the Mortgage Sale Agreement (including, for the avoidance of doubt, amounts attributable to Accrued Interest and Arrears of Interest thereon as at the relevant repurchase date)

Priorities of Payments The orders of priority for the allocation and distribution of amounts standing to the credit of the LLP Accounts in different circumstances

Product Switch A variation to the financial terms or conditions included in the Mortgage Conditions applicable to a Mortgage Loan other than:

(a) any variation agreed with a Borrower to control or manage arrears on a Mortgage Loan;

(b) any variation in the maturity date of a Mortgage Loan;

(c) any variation imposed by statute; or

(d) any variation in the frequency with which the interest payable in respect of the Mortgage Loan is charged

Programme €10 billion covered bond programme

Programme Agreement The meaning given on page 153

Programme Date 30th April, 2004

Programme Resolution Any Extraordinary Resolution to direct the Bond Trustee to accelerate the Covered Bonds pursuant to Condition 9 or to direct the Bond Trustee or the Security Trustee to take any enforcement action

Properties in Possession Policy The properties in possession policy written by AXA in favour of the Seller and any endorsements or extensions thereto as issued from time to time, or any such similar alternative or replacement properties in possession policy or policies as may be effected from time to time to cover a Seller in respect of Mortgage Loans and their Related Security, such other properties in possession policy or policies to provide such level of cover as would be acceptable to a Reasonable, Prudent Mortgage Lender at the date of such other policy or policies

Property A freehold or leasehold property (or in Scotland a heritable property or a property held under a long lease) which is subject to a Mortgage

Purchaser Any third party or the Seller to whom the LLP offers to sell Selected Mortgage Loans

QIB A "qualified institutional buyer" within the meaning of Rule 144A

QIS Quantitative Impact Study

Rating Agencies Moody's, S&P and Fitch, and each a **Rating Agency**

Rating Agency Confirmation A confirmation in writing by the Rating Agencies that the then current ratings of the Covered Bonds will not be adversely affected by or withdrawn as a result of the relevant event or matter

Reasonable, Prudent Mortgage Lender	The Seller and/or the Servicer, as applicable, acting in accordance with the standards of a reasonably prudent residential mortgage lender lending to borrowers in England, Wales and/or Scotland who generally satisfy the lending criteria of traditional sources of residential mortgage capital
Receiptholders	The holders of the Receipts
Receipts	The meaning given on page 55
Record Date	The meaning given in Condition 5 on page 67
Redeemed Covered Bonds	The meaning given in Condition 6 on page 70
Re-draw	Either a Cash Re-draw or a Non-cash Re-draw
Register	The register of holders of the Registered Covered Bonds maintained by the Registrar
Registers of Scotland	The Land Register of Scotland and the General Register of Sasines
Registered Covered Bonds	Covered Bonds in registered form
Registered Definitive Covered Bond	A Registered Covered Bond in definitive form issued or, as the case may require, to be issued by the Issuer in accordance with the provisions of the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), the Agency Agreement and the Trust Deed either on issue or in exchange for a Registered Global Covered Bond or part thereof (all as indicated in the applicable Final Terms), such Registered Covered Bond in definitive form being in the form or substantially in the form set out in Part 9 of Schedule 2 to the Trust Deed with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Bond Trustee and the relevant Dealer(s) and having the Conditions endorsed thereon or, if permitted by the relevant Stock Exchange, incorporating the Conditions by reference (where applicable to the Trust Deed) as indicated in the applicable Final Terms and having the relevant information supplementing, replacing or modifying the Conditions appearing in the applicable Final Terms endorsed thereon or attached thereto and having a Form of Transfer endorsed thereon
Registered Global Covered Bonds	The Rule 144A Global Covered Bonds together with the Regulation S Global Covered Bonds
Registrar	Citibank N.A., in its capacity as registrar (and any successor registrar)
regulated mortgage contract	The meaning given under FSMA (with effect from N3), being a contract that is a regulated mortgage contract if, at the time it is entered into: (a) the contract is one under which the lender provides credit to an individual or to a trustee; (b) the contract provides that the obligation of the individual/trustee to repay is to be secured by a first legal mortgage or first-ranking standard security on land (other than timeshare accommodation) in the United Kingdom; and (c) at least 40 per cent. of that land is used, or is intended to be used, as or in connection with a dwelling by the individual or (in the case of credit provided to a trustee) by an individual who is a beneficiary of the trust, or by a related person
Regulation S	Regulation S under the Securities Act
Regulation S Covered Bonds	The meaning given on page 156
Regulation S Global Covered Bond	The meaning given on page 43

Related Security	In relation to a Mortgage Loan, the security for the repayment of that Mortgage Loan including the relevant Mortgage and all other matters applicable thereto acquired as part of the Portfolio
Relevant Date	The meaning given in Condition 7 on page 74
Representations and Warranties	The representations and warranties set out in the Mortgage Sale Agreement
Repurchase Notice	A notice from the Cash Manager to the Seller identifying a Mortgage Loan or its Related Security in the Portfolio which does not, as at the relevant Transfer Date or relevant Calculation Date (in the case of a Further Advance), materially comply with the Representations and Warranties set out in the Mortgage Sale Agreement
Required Current Balance Amount	The meaning given on page 129
Required Redemption Amount	The meaning given on page 120
Reserve Fund	The reserve fund that the LLP will be required to establish on the GIC Account which will be credited with Available Revenue Receipts up to an amount equal to the Reserve Fund Required Amount
Reserve Fund Required Amount	An amount equal to the Sterling Equivalent of one month's interest due on each Series of Covered Bonds together with an amount equal to one twelfth of the anticipated aggregate annual amount payable in respect of the items specified in paragraphs (i) to (iv) of the Pre-Acceleration Revenue Priority of Payments plus £600,000
Reserve Ledger	The ledger on the GIC Account of such name maintained by the Cash Manager pursuant to the Cash Management Agreement, to record the crediting of Revenue Receipts to the Reserve Fund and the debiting of such Reserve Fund in accordance with the terms of the LLP Deed
Reset Date	The meaning given in the ISDA Definitions
Revenue Ledger	The ledger on the GIC Account of such name maintained by the Cash Manager pursuant to the Cash Management Agreement to record credits and debits of Revenue Receipts in accordance with the terms of the LLP Deed
Revenue Receipts	(a) payments of interest (excluding Accrued Interest and Arrears of Interest as at the relevant Transfer Date of a Mortgage Loan) due from time to time under the Mortgage Loans and other amounts received by the LLP in respect of the Mortgage Loans other than the Principal Receipts; (b) recoveries of interest from defaulting Borrowers under Mortgage Loans being enforced; and (c) recoveries of interest and/or principal from defaulting Borrowers under Mortgage Loans in respect of which enforcement procedures have been completed
Rule 144A	Rule 144A under the Securities Act
Rule 144A Global Covered Bond	A Global Covered Bond in registered form representing the Registered Covered Bonds of a Tranche sold to QIBs pursuant to Rule 144A
Rules	The rules, regulations and procedures creating and affecting DTC and its operations
S&P	Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc.

Sale Proceeds The cash proceeds realised from the sale of Selected Mortgage Loans and their Related Security

Sarbanes-Oxley Act The U.S. Sarbanes-Oxley Act of 2002

Scheduled Interest An amount equal to the amount in respect of interest which would have been due and payable under the Covered Bonds on each Interest Payment Date as specified in Condition 4 (but excluding any additional amounts relating to premiums, default interest or interest upon interest (**Excluded Scheduled Interest Amounts**) payable by the Issuer following an Issuer Event of Default but including such amounts (whenever the same arose) following service of an LLP Acceleration Notice) as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date and, if the Final Terms specified that an Extended Due for Payment Date is applicable to the relevant Covered Bonds, if the maturity date of the Covered Bonds had been the Extended Due for Payment Date (but taking into account any principal repaid in respect of such Covered Bonds or any Guaranteed Amounts paid in respect of such principal prior to the Extended Due for Payment Date), less any additional amounts the Issuer would be obliged to pay as a result of any gross-up in respect of any withholding or deduction made under the circumstances set out in Condition 7

Scheduled Payment Date In relation to payments under the Covered Bond Guarantee, each Interest Payment Date or the Final Maturity Date as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date

Scheduled Principal An amount equal to the amount in respect of principal which would have been due and repayable under the Covered Bonds on each Interest Payment Date or the Final Maturity Date (as the case may be) as specified in Condition 6(a) and Condition 6(e) (but excluding any additional amounts relating to prepayments, early redemption, broken funding indemnities, penalties, premiums or default interest (**Excluded Scheduled Principal Amounts**) payable by the Issuer following an Issuer Event of Default but including such amounts (whenever the same arose) following service of an LLP Acceleration Notice) as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date and, if the Final Terms specifies that an Extended Due for Payment Date is applicable to the relevant Covered Bonds, if the maturity date of the Covered Bonds had been the Extended Due for Payment Date

Scottish Declaration of Trust Each declaration of trust in relation to Scottish Mortgage Loans and their Related Security made pursuant to the Mortgage Sale Agreement by means of which the sale of such Scottish Mortgage Loans and their Related Security by the Seller to the LLP and the transfer of the beneficial interest therein to the LLP are given effect

Scottish Mortgage A Mortgage over a Property located in Scotland

Scottish Mortgage Loans Mortgage Loans secured by a Scottish Mortgage

Scottish Sub-Security Each standard security granted by the LLP in favour of the Security Trustee pursuant to Clause 3.3 of the Deed of Charge

Scottish Supplemental Charge Each supplemental assignation in security governed by Scots law granted by the LLP in favour of the Security Trustee pursuant to the Deed of Charge

SEC U.S. Securities and Exchange Commission

Secured Creditors The Security Trustee (in its own capacity and on behalf of the other Secured Creditors), the Bond Trustee (in its own capacity and on behalf of the Covered Bondholders), the Covered Bondholders, the Receiptholders, the Couponholders, the Issuer, the Seller, the

Servicer, the Account Bank, the GIC Provider, the Stand-by Account Bank, the Stand-by GIC Provider, the Cash Manager, the Swap Providers, the Corporate Services Providers, the Paying Agents and any other person which becomes a Secured Creditor pursuant to the Deed of Charge

Securities Act U.S. Securities Act of 1933, as amended

Securities and Exchange Law The Securities and Exchange Law of Japan

Security The meaning given on page 135

Security Trustee The Bank of New York, London Branch, in its capacity as security trustee under the Trust Deed and the Deed of Charge together with any successor security trustee appointed from time to time

Selected Mortgage Loan Offer Notice A notice from the LLP served on the Seller offering to sell Selected Mortgage Loans and their Related Security for an offer price equal to the greater of the then Current Balance of the Selected Mortgage Loans and the Adjusted Required Redemption Amount

Selected Mortgage Loan Repurchase Notice A notice from the Seller served on the LLP accepting an offer set out in a Selected Mortgage Loan Offer Notice

Selected Mortgage Loans Mortgage Loans and their Related Security to be sold by the LLP pursuant to the terms of the LLP Deed having in aggregate the Required Current Balance Amount

Selection Date The meaning given in Condition 6 on page 70

Seller Northern Rock

Series A Tranche of Covered Bonds together with any further Tranche or Tranches of Covered Bonds which are (a) expressed to be consolidated and form a single series and (b) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices

Series Reserved Matter In relation to Covered Bonds of a Series:

(a) reduction or cancellation of the amount payable or, where applicable, modification of the method of calculating the amount payable or modification of the date of payment or, where applicable, modification of the method of calculating the date of payment in respect of any principal or interest in respect of the Covered Bonds;

(b) alteration of the currency in which payments under the Covered Bonds, Receipts and Coupons are to be made;

(c) alteration of the majority required to pass an Extraordinary Resolution;

(d) any amendment to the Covered Bond Guarantee or the Deed of Charge (except in a manner determined by the Bond Trustee not to be materially prejudicial to the interests of the Covered Bondholders of any Series);

(e) the sanctioning of any such scheme or proposal for the exchange or sale of the Covered Bonds for or the conversion of the Covered Bonds into, or the cancellation of the Covered Bonds in consideration of, shares, stock, covered bonds, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, bonds, covered bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash and for the appointment of some person with power on behalf of the Covered

Bondholders to execute an instrument of transfer of the Registered Covered Bonds held by them in favour of the persons with or to whom the Covered Bonds are to be exchanged or sold respectively; and

(f) alteration of the proviso to paragraph 5 or paragraph 6 of Schedule 4 to the Trust Deed

Servicer — Northern Rock in its capacity as servicer under the Servicing Agreement together with any successor servicer appointed from time to time

Servicer Event of Default — The meaning given on page 123

Servicer Termination Event — The meaning given on page 123

Servicing Agreement — The servicing agreement entered into on the Programme Date between the LLP, the Servicer and the Security Trustee as amended and/or restated and/or supplemented from time to time

Share Trustee — Mourant & Co. Trustees Limited

Specified Amount — The meaning given in Condition 9(a) on page 75

Specified Interest Payment Date — The meaning given in the applicable Final Terms

Standard Documentation — The standard documentation, annexed to the relevant exhibit of the Mortgage Sale Agreement or any update or replacement therefor as the Seller may from time to time introduce acting in accordance with the standards of a Reasonable, Prudent Mortgage Lender

Standard Variable Rate — The Northern Rock standard variable rate and/or the standard variable rate applicable to Mortgage Loans within the Portfolio, as applicable

Stand-by Account Bank — The meaning given on page 134

Stand-by Bank Account Agreement — The meaning given on page 134

Stand-by GIC Account — The meaning given on page 134

Stand-by GIC Provider — The meaning given on page 135

Stand-by Guaranteed Investment Contract — The meaning given on page 135

Sterling Equivalent — In relation to a Term Advance which is denominated in (a) a currency other than Sterling, the Sterling equivalent of such amount ascertained using the relevant Covered Bond Swap Rate relating to such Term Advance and (b) Sterling, the applicable amount in Sterling

Subsidiary — Any company which is for the time being a subsidiary (within the meaning of Section 736 of the Companies Act 1985 of Great Britain)

Substitution Assets — Each of:

(a) Sterling gilt-edged securities;

(b) Sterling demand or time deposits, certificates of deposit, long-term debt obligations and short-term debt obligations (including commercial paper) provided that in all cases such investments have a remaining period to maturity of one year or less and the short-term unsecured, unguaranteed and unsubordinated debt obligations or, as applicable, the long-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity or the entity with which the demand or time deposits are made (being an authorised person under the FSMA) are rated P-1/Aa3 by

Moody's, A-1+/AA- by S&P and F1+/AA- by Fitch or their equivalents by three other internationally recognised rating agencies;

(c) Sterling denominated government and public securities, as defined from time to time by the FSA, provided that such investments have a remaining period to maturity of one year or less and which are rated at least Aaa by Moody's, AAA by S&P and AAA by Fitch or their equivalents by three other internationally recognised rating agencies; and

(d) Sterling denominated residential mortgage backed securities provided that such investments have a remaining period to maturity of one year or less, are actively traded in a continuous, liquid market on a recognised stock exchange, are held widely across the financial system, are available in an adequate supply and which are rated at least Aaa by Moody's, AAA by S&P and AAA by Fitch or their equivalents by three other internationally recognised rating agencies

sub-unit With respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, euro 0.01

Swap Agreements The Covered Bond Swap Agreements together with the Interest Swap Agreement, and each a **Swap Agreement**

Swap Collateral At any time, any asset (including, without limitation, cash and/or securities) which is paid or transferred by a Swap Provider to the LLP as collateral to secure the performance by such Swap Provider of its obligations under the relevant Swap Agreement together with any income or distributions received in respect of such asset and any equivalent of such asset into which such asset is transformed

Swap Collateral Excluded Amounts At any time, the amount of Swap Collateral which may not be applied at that time in satisfaction of the relevant Swap Provider's obligations to the LLP under the terms of the relevant Swap Agreement

Swap Provider Default The occurrence of an Event of Default or Termination Event (each as defined in each of the Swap Agreements) where the relevant Swap Provider is the Defaulting Party or the sole Affected Party (each as defined in relevant Swap Agreement), as applicable, other than a Swap Provider Downgrade Event

Swap Provider Downgrade Event The occurrence of an Additional Termination Event or an Event of Default (each as defined in the relevant Swap Agreement) following a failure by the Swap Provider to comply with the requirements of the ratings downgrade provisions set out in the relevant Swap Agreement

Swap Providers Covered Bond Swap Provider and the Interest Swap Providers, and each a Swap Provider

Swaps The Covered Bond Swaps together with the Interest Rate Swap

Swiss Dealer The meaning given on page 14

Talons The meaning given on page 55

TARGET System Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System

Temporary Global Covered Bond The meaning given on page 42

Term Advance

Each term advance made by the Issuer to the LLP from the proceeds of Covered Bonds pursuant to the Intercompany Loan Agreement

Third Party Amounts

Each of:

(a) payments of insurance premiums, if any, due to the Seller in respect of any Seller arranged insurance policy to the extent not paid or payable by the Seller (or to the extent such insurance premiums have been paid by the Seller in respect of any Further Advance which is not purchased by the Seller to reimburse the Seller);

(b) amounts under an unpaid direct debit which are repaid by the Seller to the bank making such payment if such bank is unable to recoup that amount itself from its customer's account;

(c) payments by the Borrower of any fees (including Early Repayment Fees) and other charges which are due to the Seller; and

(d) any amount received from a Borrower for the express purpose of payment being made to a third party for the provision of a service (including giving insurance cover) to any of that Borrower or the Seller or the LLP,

which amounts may be paid daily from monies on deposit in the GIC Account

Title Deeds

In relation to each Mortgage Loan and its Related Security and the Property relating thereto, all conveyancing deeds and documents which make up the title to the Property and the security for the Mortgage Loan and all searches and enquiries undertaken in connection with the grant by the Borrower of the related Mortgage

Together Connections Mortgage Loans

Flexible Mortgage Loans, which are offered in two product types. These products have the same basic features as a Together Mortgage Loan, but also allow the Borrower to link the Mortgage Loan with certain deposit and/or current accounts that are held with the Seller. Under a Together Connections Mortgage Loan a Borrower may elect to only pay interest on the difference between the Combined Debit Balance and the Combined Credit Balance. Despite the foregoing, the Borrower is nevertheless obligated to make their contractual monthly payment of principal (if any) and interest in full

Together Mortgage Loans

Flexible Mortgage Loans, which are offered in five product types. These products allow the Borrower to obtain a Mortgage Loan, an unsecured loan and, in some cases, a credit card, each with a variable or a fixed interest rate, depending on the product type, and which in certain circumstances permit the Borrower to make authorised underpayments and take Payment Holidays (which are Non-cash Re-draws as defined above), receive Cash Re-draws and make overpayments

Transaction Documents

(a) Mortgage Sale Agreement

(b) each Scottish Declaration of Trust

(c) Servicing Agreement

(d) Asset Monitor Agreement

(e) Intercompany Loan Agreement

(f) LLP Deed

(g) Cash Management Agreement

(h) the Interest Rate Swap Agreement

(i) each Covered Bond Swap Agreement

(j) Guaranteed Investment Contract

(k) Stand-by Guaranteed Investment Contract

(l) Bank Account Agreement

(m) Stand-by Bank Account Agreement

(n) (i) Corporate Services Agreement for the Liquidation Member

(ii) Corporate Services Agreement for Holdings

(o) Deed of Charge (and any documents entered into pursuant to the Deed of Charge, including without limitation each Scottish Supplemental Charge and Scottish Sub-Security)

(p) Trust Deed

(q) Agency Agreement

(r) Programme Agreement

(s) each Final Terms (as applicable in the case of each issue of listed Covered Bonds subscribed pursuant to a subscription agreement)

(t) each Subscription Agreement (as applicable in the case of each issue of listed Covered Bonds subscribed pursuant to a subscription agreement)

(u) Master Definitions and Construction Agreement

Transfer Agent The meaning given on page 55

Transfer Certificate The meaning given in Condition 2(e) on page 59

Transfer Date Each of the First Transfer Date and the date of transfer of any New Portfolio to the LLP in accordance with the Mortgage Sale Agreement

Trust Deed The meaning given on page 55

UK Listing Authority Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the UK Listing Authority)

Unfair Practices Directive The directive on unfair business-to-consumer commercial practices adopted by the European Parliament and the Council in May 2005

UTCCR Unfair Terms in Consumer Contracts Regulations 1999 as amended

Valuation Report The valuation report or reports for mortgage purposes, in the form of one of the pro-forma contained in the Standard Documentation, obtained by the Seller from a Valuer in respect of each Property or a valuation report in respect of a valuation made using a methodology which would be acceptable to a Reasonable, Prudent Mortgage Lender and which has been approved by the relevant officers of the Seller

Valuer An Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers who was at the relevant time either a member of a firm which was on the list of Valuers approved by or on behalf of the Seller from time to time or an Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers employed in-house by the Seller acting for the Seller in respect of the valuation of a Property

WAFF	Weighted average foreclosure frequency in respect of the Portfolio determined in accordance with the methodologies prescribed by the Rating Agencies
WALS	Weighted average loss severity in respect of the Portfolio determined in accordance with the methodologies prescribed by the Rating Agencies
Yield Shortfall Test	The test as to whether the aggregate amount of interest on the Mortgage Loans and amounts under the Interest Rate Swap Agreement to be received by the LLP during the relevant LLP Payment Period would give a yield on the Mortgage Loans of at least LIBOR plus 0.15 per cent.
Zero Coupon Covered Bonds	Covered Bonds which will be offered and sold at a discount to their nominal amount and which will not bear interest

ISSUER

Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne NE3 4PL

THE LLP

Northern Rock Covered Bond LLP
Northern Rock House
Gosforth
Newcastle upon Tyne NE3 4PL

SECURITY TRUSTEE AND BOND TRUSTEE

The Bank of New York, London Branch
48th Floor
One Canada Square
London E14 5AL

PRINCIPAL PAYING AGENT, REGISTRAR AND EXCHANGE AGENT

Citibank N.A.
5 Carmelite Street
London EC4Y 0PA

LUXEMBOURG PAYING AGENT

Dexia Banque Internationale à Luxembourg, société anonyme
69, route d'Esch
L-2953 Luxembourg

LEGAL ADVISERS

To the Issuer, the LLP and the Seller as to English and United States law
Allen & Overy LLP
One New Change
London EC4M 9QQ

To the Issuer, the LLP and the Seller as to Scots law
Tods Murray LLP
Edinburgh Quay
133 Fountainbridge,
Edinburgh EH3 9AG

To the Dealers as to English and United States law
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

To the Security Trustee and the Bond Trustee as to English law
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

To the Liquidation Member and Holdings as to Jersey law
Mourant du Feu & Jeune
22 Grenville Street
St Helier,
Jersey JE4 8PX

AUDITORS

To the LLP and the Issuer
PricewaterhouseCoopers LLP
89 Sandyford Road
Newcastle upon Tyne NE99 1PL

DEALERS

Barclays Bank PLC
ABN AMRO Bank N.V. London Branch
Deutsche Bank AG, London Branch
HSBC Bank plc
IXIS Corporate & Investment Bank
Dresdner Bank Aktiengesellschaft
Citigroup Global Markets Limited
WestLB AG

AUTHORISED ADVISER

Barclays Bank PLC
5 The North Colonnade
Canary Wharf,
London E14 4BB

imprima de bussy — C92900

PROSPECTUS
Dated 13th July, 2005

northern rock

NORTHERN ROCK PLC

(Incorporated with limited liability in England and Wales under the Companies Act 1985, registered number 3273685)

U.S.$15,000,000,000
Euro Medium Term Note Programme

This Prospectus supersedes any previous prospectus or offering circular. Any Notes issued under the U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme") are issued subject to the provisions set out herein. Other than as stated herein, this does not affect any Notes issued prior to the date hereof.

Pursuant to the Programme, Northern Rock plc (the "Issuer" or "Northern Rock") may from time to time issue in one or more Tranches (as defined herein) of Notes (the "Notes", which expression shall include Senior Notes, Dated Subordinated Notes and Undated Subordinated Notes (each as defined herein)). The maximum aggregate nominal amount of all Notes from time to time outstanding will not exceed U.S.$15,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement (as defined herein) and subject to increase as provided herein).

Save as further described herein, Notes issued under the Programme may (i) be denominated in such currencies as may be agreed, (ii) be issued at par or at a premium or discount to par, (iii) be issued on a fully-paid or partly-paid basis, (iv) bear interest at a fixed or floating rate or on an index- or formula-linked basis or be issued on a non-interest bearing fully-discounted basis, (v) provide that the amount payable upon redemption is fixed or index- or formula-linked, (vi) provide that they will be redeemed in one amount or instalments or will have no final maturity date and/or (vii) provide that payments of principal and/or interest should be made in a currency or currencies other than the original currency of issue.

The Notes may be issued from time to time to one or more of the Dealers specified on page 5 (each a "Dealer" and together the "Dealers", which expression shall include any additional Dealer appointed under the Programme from time to time and which appointment may be for a specific issue or on an ongoing basis).

An investment in Notes issued under the Programme involves certain risks. For a discussion of these risks, see "Risk Factors" on page 10.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued within 12 months from the date hereof to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. References in this Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and have been admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. The London Stock Exchange's Gilt-Edged and Fixed Interest Market is a regulated market for the purposes of Directive 93/22/EEC (the "Investment Services Directive").

Notice of the aggregate nominal amount of, interest (if any) payable in respect of, the issue price of, the issue date and maturity date (if any) of, and any other terms and conditions not contained herein which are applicable to, each Tranche of Notes will be set forth in a final terms supplement ("Final Terms") applicable to such Tranche which, with respect to Notes to be listed on the London Stock Exchange, will be delivered to the UK Listing Authority and to the London Stock Exchange on or before the date of issue of such Tranche.

The Programme provides that Notes may be listed and/or admitted to trading, as the case may be, on such other or further stock exchanges or markets as may be agreed between the Issuer and the relevant Dealer(s). The Issuer may also issue Senior Notes which are not to be listed and/or admitted to trading on any market. The relevant Final Terms in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market (or any other listing authority, stock exchange and/or quotation system, if applicable).

The Issuer may agree with any Dealer and the Trustee that Notes may be issued in a form not contemplated by the "Terms and Conditions of the Notes" herein, in which event (in the case of Notes admitted to the Official List only) a supplemental prospectus or further prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

The Notes of each Tranche will be initially represented by a temporary global Note which will be deposited on the issue date with a common depositary on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and/or any other agreed clearing system which will be exchangeable, as specified in the applicable Final Terms, either for a permanent global Note or Notes in definitive form, in each case upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. The applicable Final Terms will specify that a permanent global Note either (i) is exchangeable (in whole but not in part) for definitive Notes upon request or (ii) is only exchangeable (in whole but not in part) for definitive Notes following the occurrence of an Exchange Event (as defined on page 16), all as further described in "Form of the Notes" below.

The Programme has been rated by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("Standard & Poor's"), Moody's Investors Service Limited ("Moody's") and by Fitch Ratings Ltd ("Fitch").

Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Arranger

Merrill Lynch International

Dealers

Barclays Capital	**Deutsche Bank**
HSBC	**JPMorgan Cazenove**
Lehman Brothers	**Merrill Lynch International**
The Royal Bank of Scotland	**UBS Investment Bank**

This Prospectus has been approved by the UK Listing Authority as a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") and has been published in accordance with the prospectus rules made under the Financial Services and Markets Act 2000.

The Issuer (the "Responsible Person") accepts responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated By Reference" on page 4). This Prospectus shall be read and construed on the basis that such documents are so incorporated and form part of this Prospectus.

Neither the Dealers nor the Trustee have separately verified the information contained in this Prospectus. Accordingly, no representation, warranty or undertaking, express or implied, is made, and no responsibility or liability is accepted, by the Dealers or the Trustee as to the accuracy or completeness of the information contained in this Prospectus, or any other financial statement or any further information supplied in connection with the Programme or the Notes or their distribution. Neither the Dealers nor the Trustee accept any liability in relation to the information contained in this Prospectus or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised to give any information or to make any representation in connection with the offering, distribution or sale of the Notes other than as contained in, or consistent with, this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Dealers or the Trustee.

None of this Prospectus and any financial statements and any further information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation or constituting an offer or invitation by or on behalf of the Issuer, any of the Dealers or the Trustee that any recipient of this Prospectus or any financial statements or any further information supplied in connection with the Notes should subscribe for or purchase any of the Notes. Each investor contemplating purchasing Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer.

The delivery of this Prospectus does not at any time imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other financial statements or any further information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer and its subsidiaries during the life of the Programme. Investors should review, *inter alia*, the documents deemed incorporated herein by reference when deciding whether or not to purchase any of the Notes.

The distribution of this Prospectus and the offer, distribution or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Dealers and the Trustee do not represent that this document may be lawfully distributed, or that the Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee which would permit a public offering of any Notes outside the European Economic Area or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the Dealers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this Prospectus or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of this Prospectus and the offer or sale of Notes in the United States, the European Economic Area (including the United Kingdom, France and The Netherlands) and Japan, see "Subscription and Sale" on page 57.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered, directly or indirectly, within the United States or to U.S. persons as defined herein (see "Subscription and Sale").

In this Prospectus, references to "£", "pounds" and "Sterling" are to pounds sterling, references to "U.S.$" and "U.S. Dollars" are to United States dollars, references to "cents" are to United States cents, references to "Yen" and "¥" are to Japanese Yen and references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community as amended.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes (provided that, in the case of any Tranche of Notes to be admitted to trading on the London Stock Exchange, the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The audited consolidated annual financial statements of the Issuer for the financial years ended 31st December, 2003 and 31st December, 2004, which have previously been published and filed with the Financial Services Authority, shall be incorporated in, and form part of, this Prospectus, provided that any statement contained herein or in a document all or the relative portion of which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained in any document, all or the relative portion of which, is subsequently incorporated by reference herein by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Prospectus.

Copies of documents incorporated by reference in this Prospectus can be obtained from the Issuer's website at www.northernrock.co.uk.

In the event of any significant new factor arising or any material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of any Notes, the Issuer will prepare and publish a supplement to this Prospectus or publish a new prospectus for use in connection with any subsequent issue of Notes. In addition, the Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "Subscription and Sale" on page 57) that it will comply with Section 87G of the Financial Services and Markets Act 2000 (the "FSMA").

SUMMARY OF THE PROGRAMME AND TERMS AND CONDITIONS OF THE NOTES

This Summary must be read as an introduction to this Prospectus and any decision to invest in any Notes should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to the Responsible Person in any such Member State in respect of this Summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to information contained in this Prospectus is brought before a court in a Member State of the European Economic Area, the claimant may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

Information Relating to the Issuer:

Description: Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 on 30th October, 1996 (with registration number 3273685). The registered and principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom. Its internet address is www.northernrock.co.uk and its telephone number is 0845 600 8401.

Business of the Issuer: The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in both the retail and wholesale markets.

The Issuer, together with its subsidiaries and associated companies, also engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At 31st December, 2004, the Northern Rock Group had total assets under management of £64.9 billion (including securitised mortgage loans).

The Issuer is one of the top ten mortgage lenders in the United Kingdom based upon loans outstanding. In the UK mortgage market, the Issuer had an estimated market share of approximately 11.2 per cent. on the basis of net residential lending during 2004 of £11.4 billion and an estimated market share of approximately 6.8 per cent. on the basis of gross residential lending during 2004 of £20.1 billion.

The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company effective 1st October, 1997.

Information Relating to the Programme:

Arranger: Merrill Lynch International

Dealers:
Barclays Bank PLC
Deutsche Bank AG, London Branch
HSBC Bank plc
Lehman Brothers International (Europe)
Merrill Lynch International
J.P. Morgan Securities Ltd.
The Royal Bank of Scotland plc
UBS Limited

Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale" on page 57).
Distribution:	Notes may be distributed by way of private or public placement and in each case on either a syndicated or non-syndicated basis.
Trustee:	The Law Debenture Trust Corporation p.l.c.
Issuing and Principal Paying Agent and Agent Bank:	Citibank, N.A.
Amount:	Up to U.S.$15,000,000,000 nominal amount outstanding at any time or its equivalent in other currencies as described herein. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Currencies:	Subject to any applicable legal or regulatory restrictions, such currency or currencies as may be agreed from time to time by the Issuer, the relevant Dealer(s), the Agent and the Trustee.
Redenomination:	The applicable Final Terms may provide that certain Notes may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Final Terms.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency. At the date of this Prospectus, the minimum maturity of all Notes is six months, save that (i) Subordinated Notes may be undated, (ii) in the case of Dated Subordinated Notes, the minimum maturity will be five years and one day and (iii) in any case such other minimum or maximum maturity as may be required from time to time by the relevant monetary authority or any laws or regulations applicable to the relevant Specified Currency.
Issue Price:	Notes may be issued at par or at a premium or discount to par and may be issued on a fully-paid or partly-paid basis.
Form:	Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global Note which will be deposited on the Issue Date with a common depositary for Euroclear and Clearstream, Luxembourg and/or any other agreed clearing system and which will be exchangeable upon request as described therein for either a permanent global Note or definitive Notes (as indicated in the applicable Final Terms), in each case not earlier than 40 days after the Issue Date upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. The applicable Final Terms will specify that a permanent global Note either (i) is exchangeable (in whole but not in part) for definitive Notes upon not less than 45 days' written notice or (ii) is only exchangeable (in whole but not in part) for definitive Notes upon the occurrence of an Exchange Event, as described in "Form of the Notes" below. Any interest in a global Note will be transferable only in accordance with the rules and

procedures for the time being of Euroclear and/or Clearstream, Luxembourg and/or any other agreed clearing system, as appropriate.

Notes to be issued under the Programme will be Senior Notes, Dated Subordinated Notes or Undated Subordinated Notes.

Fixed Rate Notes: Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s) and indicated in the applicable Final Terms.

Floating Rate Notes: Floating Rate Notes will bear interest at a rate determined either:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(ii) on the basis of a reference rate appearing on an agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the Issuer and the relevant Dealer(s),

as indicated in the applicable Final Terms.

The Margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each issue of Floating Rate Notes.

Index Linked Notes: Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Final Terms).

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes: Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both (as indicated in the applicable Final Terms).

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer(s), will be payable on such Interest Payment Dates and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s).

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Final Terms).

Zero Coupon Notes: Zero Coupon Notes will not bear interest and will be offered and sold at a discount to their nominal amount unless otherwise specified in the applicable Final Terms.

Redemption: The applicable Final Terms relating to each Tranche of Notes will indicate either that (except for Undated Subordinated Notes which will not have a stated maturity) the Notes of such Tranche cannot be redeemed prior to their stated maturity (other than in specified instalments (see below), if applicable, or for

taxation reasons (subject, in the case of Subordinated Notes only, to having obtained the prior consent of the Financial Services Authority) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer (subject, in the case of Subordinated Notes only, to having obtained the prior consent of the Financial Services Authority) and/or the Noteholders upon giving not more than 60 nor less than 30 days' irrevocable notice (or such other notice period (if any) as is indicated in the applicable Final Terms) to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity (if any) and at a price or prices and on such terms as are indicated in the applicable Final Terms.

The applicable Final Terms may provide that Notes may be redeemed in two or more instalments of such amounts and on such dates as are indicated in such Final Terms.

Denomination of Notes: Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms save that the minimum denomination of each Note will be such amount as may be allowed or required from time to time by the relevant regulatory authority or any laws or regulations applicable to the relevant Specified Currency and save that the minimum denomination of each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €1,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency at the time of issue).

Taxation: All payments in respect of the Notes will be made without deduction for or on account of United Kingdom withholding taxes, subject to certain exceptions as are described in Condition 10.

Status of the Senior Notes: The Senior Notes will constitute direct, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer ranking *pari passu* and without any preference among themselves and (subject as aforesaid and to any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

Status of the Subordinated Notes: The Subordinated Notes will be direct, unsecured, subordinated obligations of the Issuer and will rank *pari passu* and without any preference among themselves.

The rights of holders of Subordinated Notes will be subordinated in right of payment in the manner provided in the Trust Deed and as specified in Condition 3.

In respect of Undated Subordinated Notes, payments of interest are subject to the right of the Issuer to defer payments of interest in accordance with Condition 5*(f)* and subject to Condition 3(ii).

Rating: The Programme has been rated by Standard & Poor's, by Moody's and by Fitch. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Where an issue of Notes is rated, the rating will be specified in the applicable Final Terms.

Cross Default: The Senior Notes will contain a cross default clause in respect of indebtedness for moneys borrowed (as defined in the Trust Deed) of, or guaranteed by, the Issuer or any Material Subsidiary having an outstanding aggregate principal amount of at least the Specified Amount as more fully described in Condition 11.

Negative Pledge: The Senior Notes will contain a negative pledge provision as more fully described in Condition 4.

Listing and Admission to Trading: Application has been made to the UK Listing Authority for Notes issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. Notes may also be listed and/or admitted to trading, as the case may be, on such other or further stock exchanges or markets as may be agreed between the Issuer and the relevant Dealer(s) in relation to each issue.

Notes (other than Subordinated Notes) which are neither listed nor admitted to trading on any market may also be issued.

The Final Terms relating to each Tranche of Notes will state whether or not the relevant Notes are to be listed and/or admitted to trading and, if so, on which stock exchanges and markets.

Governing Law: The Notes will be governed by, and construed in accordance with, English law.

Selling Restrictions: There are selling restrictions in relation to the offering and sale of a particular Tranche of Notes. See "Subscription and Sale".

Risk Factors: A description of certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme is set out under "Risk Factors" below and includes exposure to credit risk and market risk. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme, see "Risk Factors".

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring.

Factors which the Issuer believes may be material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the Issuer may be unable to pay interest, principal or other amounts on or in connection with any Notes for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus and reach their own views prior to making any investment decision.

Factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme

Like all other banks, the Issuer is mainly exposed to credit risk and market risk (for example, fluctuations in interest rates and currency values). These risk factors are addressed by the Issuer's own risk management procedures and exposures are constantly measured and monitored.

Economic Activity in the UK

The Issuer's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, employment trends, the state of the economy and market interest rates at the time. As the Issuer currently conducts the majority of its business in the UK, its performance is influenced by the level and cyclical nature of business activity in the UK, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the UK economy will not have a material effect on the Issuer's future results.

Risk Associated with Strategic Decisions Regarding Organic Growth and Cost Control

The Issuer's strategy relies upon the continued organic growth of its assets under management coupled with controlling related expenses. The strategy also involves operating as a single segment business concentrating on UK residential mortgage lending. No assurance can be given that profitability would not be impacted in the event conditions in the UK residential mortgage market deteriorated significantly or the Issuer was otherwise unable to succeed in its growth strategy or in continuing to control related expenses.

Access to Wholesale Funding and Securitisation Market

A substantial amount of the Issuer's funding depends upon access to wholesale funding sources, including accessing the institutional debt market in the United States, Europe and in Asia, as well as accessing the global securitisation market as an additional source of wholesale funding. The continued ability of the Issuer to access such funding sources on favourable economic terms is dependent on a variety of factors, including a number of factors outside of its control, including general market conditions. There can be no assurance that the Issuer will continue to be able to access such funding sources on favourable terms in the future.

Impact of Regulatory Changes

The Issuer is subject to financial services laws, regulations, administrative actions and policies in each location that the Issuer operates. Changes in supervision and regulation, in particular in the UK, could materially affect the Issuer's business, the products and services offered or the value of its assets. Although the Issuer works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of the Issuer.

International Financial Reporting Standards

The Issuer has adopted International Financial Reporting Standards ("IFRS") for reporting periods beginning 1st January, 2005 and thereafter. These standards are, in a number of ways, different from existing generally accepted accounting principles in the UK and their implementation will have a significant effect on the presentation of the Issuer's financial statements.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the relevant Notes, the merits and risks of investing in the relevant Notes and the information contained or incorporated by reference in this Prospectus or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the relevant Notes and the impact such investment will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the currency in which such investor's financial activities are principally denominated;

(iv) understand thoroughly the terms of the relevant Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments and such instruments may be purchased as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with the assistance of a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of such Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of certain such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature is likely to limit the market value of Notes. During any period when the Issuer may elect to redeem Notes, the market value of such Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Risks related to Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Risks related to Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of its investment.

Risks related to Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be more volatile than those for securities that do not include those features.

Risks related to Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of such Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Risks related to Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of such Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favorable than the then-prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

The Issuer's obligations under Subordinated Notes are subordinated

The Issuer's obligations under Dated Subordinated Notes will be unsecured and subordinated. In the event of a winding-up of the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice that he/she intends to declare and distribute a dividend, the relevant Noteholders' claims shall be subordinated to the claims of depositors and other unsubordinated creditors of the Issuer in respect of their respective Senior Claims (as defined in Condition 3(iv)). Payments of principal and interest in respect of Dated Subordinated Notes are, in the event of a winding up of the Issuer, conditional upon the Issuer being solvent at the time of payment by the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice that he/she intends to declare and distribute a dividend, conditional upon the Issuer being solvent at the time of payment by the Issuer, as more fully described in Condition 3.

The Issuer's obligations under Undated Subordinated Notes will be unsecured and subordinated to the claims of Senior Creditors (as defined in Condition 3(iv)). Payments of principal and interest in respect of Undated Subordinated Notes are conditional upon the Issuer being solvent at the time of payment by the Issuer. If at any time an order is made or an effective resolution is passed for the winding up in England of the Issuer (except in the circumstances described in Condition 3(ii)) or if, following the appointment of an administrator of the Issuer, the administrator gives notice that he/she intends to declare and distribute a dividend, the Noteholders shall receive, in respect of each Note, such amount (if any) as would have been payable to the Noteholder if, on the day prior to the commencement of the winding up or such administration, such Noteholder were the holder of a preference share in the capital of the Issuer having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the capital of the Issuer, as more fully described in Condition 3.

In respect of Undated Subordinated Notes, payments of interest are subject to the right of the Issuer to defer payments of interest in accordance with Condition 5*(f)* and subject to Condition 3(ii), as more fully described in Condition 3.

Although Subordinated Notes may pay a higher rate of interest than comparable Notes which are not subordinated, there is a real risk that an investor in Subordinated Notes will lose all or some of his investment should the Issuer become insolvent.

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers and substitution

The Terms and Conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The Terms and Conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes or (ii) determine without the consent of the Noteholders that any Event of Default or potential Event of Default shall not be treated as such or (iii) the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 15 of the Notes.

Basel Capital Requirements Directive

The Basel Committee has issued proposals for reform of the 1988 Capital Accord and has proposed a framework which places enhanced emphasis on market discipline and sensitivity to risk. The Issuer cannot predict the precise effects of the potential changes that might result from implementation of the proposals on both its own financial performance or the impact on the pricing of its Notes issued under the Programme. Prospective investors in the Notes should consult their own advisers as to the consequences for them of the potential application of the New Basel Capital Accord proposals.

European Monetary Union

British membership in the European Monetary Union prior to the maturity of the Notes may adversely affect investors in the Notes. It is possible that prior to the maturity of the Notes the United Kingdom may become a participating Member State and that the euro may become the lawful currency of the United Kingdom. In that event (i) all amounts payable in respect of any Notes denominated in Sterling may become payable in euro; (ii) the law may allow or require the Notes to be re-denominated into euro and additional measures to be taken in respect of such Notes and (iii) there may no longer be available published or displayed rates for deposits in Sterling used to determine the rates of interest on such Notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment, which could adversely affect investors in the Notes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from 1st July, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

If, following implementation of this Directive, a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. The Issuer will be required, save as provided in Condition 9 of the Notes, to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Change of law

The Terms and Conditions of the Notes are based on English law in effect as at the date of issue of the relevant Notes. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of issue of the relevant Notes.

Risks related to the market generally

Set out below is a brief description of certain market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market

risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (i) the Investor's Currency-equivalent yield on the Notes, (ii) the Investor's Currency-equivalent value of the principal payable on the Notes and (iii) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (i) Notes are legal investments for it, (ii) Notes can be used as collateral for various types of borrowing and (iii) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global Note without receipts, interest coupons or talons, which will be delivered to a common depositary for Euroclear and Clearstream, Luxembourg and/or any other agreed clearing system. Whilst any Note is represented by a temporary global Note, payments of principal and interest (if any) due prior to the Exchange Date (as defined below) will be made against presentation of the temporary global Note only to the extent that certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations (as referred to in the temporary global Note) has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certificate (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which is 40 days after the date on which the temporary global Note is issued, interests in the temporary global Note will be exchangeable, upon request being made by Euroclear and/or Clearstream, Luxembourg acting on the instructions of the holders of interests in the temporary global Note, either for interests in a permanent global Note without receipts, interest coupons or talons or for definitive Notes (as indicated in the applicable Final Terms and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Final Terms) in each case against certification as to non-U.S. beneficial ownership as described in the second sentence of the preceding paragraph unless such certification has already been given. The holder of a temporary global Note will not be entitled to receive any payment of interest or principal due on or after the Exchange Date unless upon due certification exchange of the temporary global Note is improperly withheld or refused. Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes" below), the Agent shall arrange that, where a further Tranche of Notes is issued, the Notes of such Tranche shall be assigned a common code and an International Security Identification Number ("ISIN") by Euroclear and Clearstream, Luxembourg which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least 40 days (as certified by the Agent to the relevant Dealer(s)/lead manager) after the completion of the distribution of the Notes of such first-mentioned Tranche (the date of completion of the distribution of such Notes having been previously notified to the Agent by such Dealer(s)/lead manager).

Payments of principal and interest (if any) on a permanent global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the permanent global Note without any requirement for certification. The applicable Final Terms will specify that a permanent global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached either (i) upon not less than 45 days' written notice (expiring at least 30 days after the Exchange Date) from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such permanent global Note) to the Agent as described therein or (ii) upon not less than 45 days' written notice (expiring at least 30 days after the Exchange Date) to the Agent as described below only upon the occurrence of an Exchange Event as described therein. "Exchange Event" means (i) an Event of Default has occurred and is continuing, (ii) the Issuer has been notified that either Euroclear or Clearstream, Luxembourg has been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system satisfactory to the Trustee is available or (iii) the Issuer has been notified that the Trustee is satisfied that the Issuer has or will become obliged to pay additional amounts as provided for or referred to in Condition 10 which would not be required were the Notes represented by the permanent global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 19 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such permanent global Note) may give notice to the Agent requesting exchange and in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange will be made upon presentation of such permanent global Note by the bearer thereof on any day (other than a Saturday or Sunday) on which banks are open for business in London at the specified office of the Agent. Temporary and permanent global Notes and definitive Notes will be authenticated (if applicable) and delivered by the Agent on behalf of the Issuer.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:—

"Any United States person (as defined in the Internal Revenue Code of the United States) who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition or payment of principal in respect of Notes, receipts or interest coupons.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms.

FORM OF FINAL TERMS

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[*Date*]

NORTHERN ROCK PLC

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated [*date*] which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the specified office in London of the Agent.

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under a Prospectus (or equivalent) with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Prospectus dated [*original date*]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") and must be read in conjunction with the Prospectus dated [*current date*] which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Prospectus dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectuses dated [*current date*] and [*original date*]. Copies of such Prospectuses are available for viewing at the registered office of the Issuer and at the specified office in London of the Agent.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Final Terms.*]

[*When adding any other final terms or information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.*]

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	– Tranche:	[ ]
	– Series:	[ ]

5.	Issue Price of Tranche:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [ ] (*in the case of fungible issues only, if applicable*)]
6.	Specified Denominations:	[ ] [ ] *(N.B. If an issue of Notes is (i) NOT admitted to trading on a regulated market within the European Economic Area and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €1,000 minimum denomination is not required.)*
7.	[(i)] Issue Date [and Interest Commencement Date]:	[ ]
	[(ii) Interest Commencement Date (if different from the Issue Date):	[ ]]
8.	Maturity Date:	[*Fixed rate – specify date/Floating rate* – Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [*specify other*] *(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value, the Notes will constitute derivative securities for the purposes of the Prospectus Directive, the requirements of Annex XII to the Prospectus Directive Regulation will apply and the Issuer will prepare and publish a supplement to the Prospectus)*
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/[Dated/Undated]Subordinated]
14.	Method of Distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] *(If payable other than annually, consider amending Condition 5)*
	(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] *(N.B. This will need to be amended in the case of long or short coupons)*
	(iii) Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv) Broken Amount(s):	*[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount]*
	(v) Day Count Fraction:	[Actual/Actual (ISMA) or 30/360 or *specify other*]
	(vi) Determination Date(s):	[ ] in each year *[Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon]* *(N.B. This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(N.B. Only relevant where Day Count Fraction is Actual/Actual (ISMA))*
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16.	Floating Rate Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/[*specify other*]]
	(iii) Additional Business Centre(s):	[ ]
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	[ISDA Determination/Screen Rate Determination/*specify other*]
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]

(vi)	Screen Rate Determination:	
	– Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement)*
	– Interest Determination Date(s):	[ ] *(Second day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
	– Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Moneyline Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(vii)	ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
(viii)	Margin(s):	[+/-] [ ] per cent. per annum
(ix)	Minimum Rate of Interest:	[ ] per cent. per annum
(x)	Maximum Rate of Interest:	[ ] per cent. per annum
(xi)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 Actual/Actual (ISDA) 30/360 30E/360 Other] *(See Condition 5 for alternatives)*
(xii)	Fallback provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]

17.	Zero Coupon Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Accrual Yield:	[ ] per cent. per annum

	(ii) Reference Price:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ]
	(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(*f*) and 6(*g*)(iii) *apply/specify other*] (*Consider applicable day count fraction if not U.S. dollar denominated*)
18.	Index Linked Interest Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Index/Formula:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the interest due:	[ ]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ] [*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
	(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]
	(vi) Additional Business Centre(s):	[ ]
	(vii) Minimum Rate of Interest:	[ ] per cent. per annum
	(viii) Maximum Rate of Interest	[ ] per cent. per annum
	(ix) Day Count Fraction:	[ ]
19.	Dual Currency Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give or annex details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ] [*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ]
	(iii) If redeemable in part:	
	– Minimum Redemption Amount:	[ ]
	– Higher Redemption Amount:	[ ]
	(iv) Notice period (if other than as set out in the Conditions):	[ ] (*N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee*)
21.	Investor Put:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Dates(s):	[ ]
	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
	(iii) Notice period (if other than as set out in the Conditions):	[ ] (*N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee*)
22.	Final Redemption Amount of each Note:	[[ ] per Note of [ ] Specified Denomination/*specify other*/see Appendix] (*N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value, the Notes will constitute derivative securities for the purposes of the Prospectus Directive, the requirements of Annex XII to the Prospectus Directive Regulation will apply and the Issuer will prepare and publish a supplement to the Prospectus.*)
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6*(g)*):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes [on 45 days' notice given at any time/only upon an Exchange Event]

		[Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date]
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] (*Note that this item relates to the place of payment and not Interest Period end dates to which items 16(iii) and 18(vi) relate*)
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details] (N.B. a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*])
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	[Not Applicable/*give details*]
	Instalment Date(s):	[Not Applicable/*give details*]
29.	Redenomination applicable:	Redenomination [Not] Applicable (*If Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms*)
30.	Other final terms:	[Not Applicable/*give details*] (*When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.*)

DISTRIBUTION

31.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	[Not Applicable/*give names and addresses and underwriting commitments*] (*Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers.*)
	(ii) Date of [Subscription Agreement]:	[ ]
	(iii) Stabilising Manager (if any):	[Not Applicable/*give details*]
32.	If non-syndicated, name and address of relevant Dealer:	[*Name and address*]
33.	Total commission and concession:	[ ] per cent. of the Aggregate Nominal Amount
34.	Whether TEFRA D applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA not applicable]
35.	Additional selling restrictions:	[Not Applicable/*give details*]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION*

1. LISTING:

(i) Listing:	[London/other *(specify)*/None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.] *(Where documenting a fungible issue need to indicate that original securities are already admitted to trading.)*

2. RATINGS:

Ratings:	The Notes to be issued have been rated: [S & P: [ ]] [Moody's: [ ]] [Fitch: [ ]] [[Other]: [ ]] *(Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.)* *(The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.)*

3. NOTIFICATION:

The [*name of competent authority in home Member State*] [has been requested to provide/has provided – *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. *(Amend as appropriate if there are other interests)*

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

[(i)] Reasons for the offer:	[ ] *(See "Use of Proceeds" wording in Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)*
[(ii)] Estimated net proceeds:	[ ] *(If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)*

[(iii)] Estimated total expenses:	[ ] *(Include breakdown of expenses)* *(If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.)*

6. **YIELD:** *(Fixed Rate Notes only)*

Indication of yield:	[ ] [Calculated as [*include details of method of calculation in summary form*] on the Issue Date.] The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES:** *(Floating Rate Notes only)*

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Telerate].

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** *(Index-Linked Notes only)*

(Need to include details of where past and future performance and volatility of the index/formula can be obtained.)

(Need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.)

(Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.)

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** *(Dual Currency Notes only)*

(Need to include details of where past and future performance and volatility of the relevant rates can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.)

10. **OPERATIONAL INFORMATION:**

(i) ISIN Code:	[ ]
(ii) Common Code:	[ ]
(iii) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(iv) Delivery:	Delivery [against/free of] payment
(v) Names and addresses of additional Paying Agent(s) (if any):	[ ]

Notes:

* *If an issue of Notes is (i) NOT admitted to trading on a regulated market within the European Economic Area and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the Issuer may elect to amend and/or delete certain of the above paragraphs of Part B.*

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer(s) at the time of issue but if not so permitted and agreed, such definitive Note will have endorsed upon or attached thereto such Terms and Conditions. Part A of the applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with such Terms and Conditions, supplement, replace or modify the following Terms and Conditions for the purpose of such Tranche of Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" above for the form of the Final Terms which will include the definition of certain terms used in the following Terms and Conditions or specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series of notes (the notes of such Series being hereinafter called the "Notes", which expression shall mean (i) in relation to Notes represented by a Global Note, units equal to the lowest Specified Denomination in the Specified Currency, (ii) definitive Notes issued in exchange for a Global Note and (iii) any Global Note) constituted by a Trust Deed dated 15th March, 1994 (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "Trust Deed").

Payment in respect of the Notes will be made under an amended and restated Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 13th July, 2005 made between the Issuer, Citibank, N.A., as issuing agent, principal paying agent and agent bank (the "Agent", which expression shall include any successor as agent), the other paying agent named therein (together with the Agent, the "Paying Agents", which expression shall include any additional or successor paying agent) and the Trustee.

Interest bearing definitive Notes (unless otherwise indicated in the applicable Final Terms) have interest coupons ("Coupons") and, if indicated in the applicable Final Terms, talons for further Coupons ("Talons") attached on issue. Any reference in these Terms and Conditions to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes redeemable in instalments will have instalment receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue.

The Final Terms (or the relevant provisions thereof) for the Notes are endorsed upon or attached to any Global Note and any Note in definitive form. Part A of the Final Terms (or such relevant provisions thereof) supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, supplement, replace or modify these Terms and Conditions for the purposes of this Note. References herein to "applicable Final Terms" are to the Final Terms attached hereto or to the relevant provisions thereof endorsed hereon.

The Trustee acts for the benefit of the holders of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the talons), all in accordance with the provisions of the Trust Deed.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing and admission to trading) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which (1) are expressed to be consolidated and form a single series and (2) are identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed, the Agency Agreement and the applicable Final Terms are available for inspection at the registered office of the Trustee, being at 13th July, 2005 at Fifth Floor, 100 Wood Street, London EC2V 7EX and at the specified office of each of the Agent and the other Paying Agents. Copies of the applicable Final Terms are available from the registered office of the Issuer and from the specified office

in London of the Agent save that, if this Note is neither admitted to trading on a regulated market within the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive, such Final Terms shall be available for inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Trustee or the Agent as to identity, the holder of any Note to which such Final Terms relate. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are binding on them. Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Agency Agreement and the Trust Deed, the Trust Deed will prevail and, in the event of inconsistency between the Agency Agreement or the Trust Deed and the applicable Final Terms, the applicable Final Terms will prevail.

1. Form, Denomination and Transfer

The Notes are in bearer form in the Specified Currency or Currencies and the Specified Denomination(s) and definitive Notes are serially numbered. Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Final Terms.

This Note may be a Senior Note or a Subordinated Note, as indicated in the applicable Final Terms. If it is a Subordinated Note, it is either a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Final Terms.

If it is a definitive Note, it is issued with Coupons and, if applicable, Receipts and Talons attached, unless it is a Zero Coupon Note in which case references to interest, Coupons and Couponholders in these Terms and Conditions are not applicable.

Without prejudice to the provisions relating to Global Notes set out below, title to the Notes, the Receipts and the Coupons will pass by delivery. Except as ordered by a court of competent jurisdiction or as required by law, the Issuer, the Trustee, the Agent and any other Paying Agent shall (subject as set out below) be entitled to deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not such Note, Receipt or Coupon shall be overdue and notwithstanding any notice to the contrary or any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for the purpose of making payment thereon and for all other purposes. For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee, the Agent and any other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal and interest on such Notes, the right to which shall be vested, as against the Issuer, solely in the bearer of the Global Note in accordance with and subject to its terms (or the Trustee in accordance with the Trust Deed) (and the expressions "Noteholder", "holder of Notes" and related expressions shall be construed accordingly). Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and/or Clearstream, Luxembourg, as the case may be.

Any references herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Agent and the Trustee or specified in the applicable Final Terms.

2. Status of Senior Notes

If the Notes are specified as Senior Notes in the applicable Final Terms, the Notes and the relative Receipts and Coupons (if any) are direct, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer ranking *pari passu* and without any preference among themselves and (subject as aforesaid and to any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer.

3. Status and Subordination of Subordinated Notes

(i) If the Notes are specified as Dated Subordinated Notes in the applicable Final Terms, the Notes and the relative Receipts and Coupons (if any) are direct and unsecured obligations of the Issuer and rank without any preference among themselves. The rights of the Noteholders, the Receiptholders and the Couponholders will, in the event of the winding-up of the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, be subordinated in the manner provided in the Trust Deed to the claims of depositors and other unsubordinated creditors of the Issuer in respect of their respective Senior Claims.

In the case of Dated Subordinated Notes, payments of principal and interest in respect of the Notes are, in the event of a winding up of the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, conditional upon the Issuer being solvent at the time of payment by the Issuer, and accordingly in such event no principal or interest shall be payable except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For the purpose of this Condition 3(i), the Issuer shall be solvent if its Assets exceed its Liabilities (other than its Liabilities which are not Senior Claims). A report as to the solvency of the Issuer by its liquidator shall in the absence of proven error be treated and accepted by the Issuer, the Trustee, the Noteholders, the Receiptholders and the Couponholders as correct and sufficient evidence thereof.

(ii) If the Notes are specified as Undated Subordinated Notes in the applicable Final Terms, the Notes and the relative Coupons (if any) are direct and unsecured obligations of the Issuer and rank without any preference among themselves, and the rights of the Noteholders and the Couponholders are subordinated in right of payment in the manner provided in the Trust Deed to the claims of Senior Creditors.

In the case of Undated Subordinated Notes, payments of principal and interest in respect of the Notes are, in addition to the right of the Issuer to defer payment of interest in accordance with Condition 5*(f)*, conditional upon the Issuer being solvent at the time of payment by the Issuer, and no principal or interest shall be payable except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For the purpose of this Condition 3(ii), the Issuer shall be solvent if (1) to the extent that any determination as to solvency falls to be made prior to the commencement of winding up or administration of the Issuer, it is able to pay its debts owed to Senior Creditors as they fall due and (2) its Assets exceed its Liabilities (other than its Liabilities to persons who are not Senior Creditors). A report as to the solvency of the Issuer by two directors of the Issuer or, if the Issuer is in winding up, its liquidator or, if the Issuer is in administration, its administrator, shall in the absence of proven error be treated and accepted by the Issuer, the Trustee, the Noteholders and the Couponholders as correct and sufficient evidence thereof.

In the case of Undated Subordinated Notes, if at any time an order is made or an effective resolution is passed for the winding up in England of the Issuer (except in any such case a solvent winding up solely for the purpose of a reconstruction or amalgamation or the substitution in place of the Issuer of a Successor in Business (as defined in the Trust Deed), the terms of which reconstruction, amalgamation or substitution (A) have previously been approved by the Trustee in writing or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders and (B) do not provide that the Notes shall thereby become payable)

or if, following the appointment of an administrator of the Issuer, the administrator gives notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, there shall be payable on each Note (in lieu of any other payment, but subject as provided in this Condition), such amount, if any, as would have been payable to the holder thereof if, on the day prior to the commencement of the winding up or such administration and thereafter, such Noteholder were the holder of a preference share in the capital of the Issuer having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the capital of the Issuer on the assumption that such preference share was entitled to receive on a return of assets in such winding up or such administration an amount equal to the principal amount of such Note together with Arrears of Interest (as defined in Condition 5(*f*)), if any, and any interest (other than Arrears of Interest) which is payable (as provided in the Trust Deed).

(iii) Subject to applicable law, no Noteholder, Receiptholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Notes, the Receipts or the Coupons and each Noteholder, Receiptholder and Couponholder shall, by virtue of being the holder of any Note, Receipt or Coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention.

(iv) For the purpose of this Condition:—

"Assets" means the unconsolidated gross assets of the Issuer and "Liabilities" means the unconsolidated gross liabilities of the Issuer, all as shown in the latest published audited balance sheet of the Issuer, but adjusted for contingent assets and contingent liabilities and for subsequent events, all in such manner as the directors of the Issuer or the liquidator (as the case may be) may determine;

"Senior Claims" means the aggregate amount of all claims which are not in respect of indebtedness of the Issuer the right to repayment of which by its terms is, or is expressed to be, subordinated to (or otherwise ranks after) the claims of depositors and other unsubordinated creditors of the Issuer; and

"Senior Creditors" means creditors of the Issuer (i) who are unsubordinated depositors or other unsubordinated creditors of the Issuer, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up or administration of the Issuer or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of the Issuer but not further or otherwise, or (iii) who are subordinated creditors of the Issuer other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the Noteholders.

N.B. The obligations of the Issuer in respect of Undated Subordinated Notes and the relative Coupons are conditional upon the Issuer being solvent for the purpose of this Condition 3(ii) immediately before and after payment by the Issuer. If this Condition 3(ii) is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal and interest in respect of the Undated Subordinated Notes may be used to absorb losses.

4. Negative Pledge (Senior Notes only)

If the Notes are specified as Senior Notes in the applicable Final Terms, so long as any of the Notes remain outstanding (as defined in the Trust Deed) the Issuer will neither create nor have outstanding any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its undertaking or assets, present or future (including any uncalled capital), to secure any Loan Stock of the Issuer or any obligation of the Issuer under any guarantee of or indemnity in respect of any Loan Stock of any subsidiary (as defined in the Trust Deed) of the Issuer without at the same time or prior thereto securing the Notes equally and rateably therewith to the satisfaction of the Trustee or providing such other security for the Notes as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the holders of the Notes or as shall be approved by an Extraordinary Resolution of the holders of the Notes.

For the purposes of these Terms and Conditions "Loan Stock" means indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange,

over-the-counter or other established securities market but excluding any such indebtedness which has a stated maturity not exceeding one year.

5. Interest

In respect of Undated Subordinated Notes, payments of interest are subject to the right of the Issuer to defer payment in accordance with Condition 5(f) and subject to Condition 3(ii).

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest payable, subject as provided in these Terms and Conditions, in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

If interest is required to be calculated for a period ending other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means in respect of the calculation of an amount of interest in accordance with this Condition 5*(a)*:

(i) if "Actual/Actual (ISMA)" is specified in the applicable Final Terms:

(A) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(B) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or

the Final Interest Payment Date is not a Determination Date, the period commencing on the First Determination Date prior to, and ending on the First Determination Date falling after, such date;

"Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date; and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) *Interest on Floating Rate Notes and Index Linked Interest Notes*

(i) *Interest Payment Dates*

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 5*(b)*(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls in the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In this Condition, "Business Day" means a day which is both:—

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to Notes denominated or payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London or any Additional Business Centre) and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively or (2) in relation to Notes denominated or payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "Target System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any).

For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent or other person specified in the applicable Final Terms under an interest rate swap transaction if the Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:—

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is the period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purpose of this sub-paragraph *(A)*, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:—

(1) the offered quotation (if there is only one quotation on the Relevant Screen Page); or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus the Margin (if any), all as determined by the Agent. If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only

of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this sub-paragraph (*B*) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of the Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will, at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination (each an "Interest Amount") for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "Actual/365" or "Actual/Actual ISDA" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(iv) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the

Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(v) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366.

(v) Notification of Rate of Interest and Interest Amounts

The Issuer will cause the Rate of Interest and each Interest Amount for each Interest Period and the relative Interest Payment Date to be notified to the Trustee and to any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to be published in accordance with Condition 19 as soon as possible after their determination but in no event later than the fourth Business Day (as defined in Condition *5(b)*(i) above) thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment or alternative arrangements will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 19.

(vi) Determination or calculation by Trustee

If for any reason at any time after the Issue Date, the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii) or (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as the case may be.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition *5(b)*, whether by the Agent or the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent, the Trustee, the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by them of their powers, duties and discretions pursuant to such provisions.

(c) Dual Currency Notes

In the case of Dual Currency Notes, where the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest shall be determined in the manner specified in the applicable Final Terms.

(d) Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Interest Accrual

Interest (if any) will cease to accrue on each Note (or in the case of the redemption of part only of a Note, that part only of such Note) on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused or (in the case of Subordinated Notes) is not made by reason of Condition 3 in which event interest will continue to accrue as provided in the Trust Deed.

(f) Interest on Undated Subordinated Notes

In the case of Undated Subordinated Notes, on an Interest Payment Date there may be paid the interest accrued in respect of the Interest Period ending on but excluding such date, but the Issuer shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose. If the Issuer opts not to pay interest on an Interest Payment Date, it shall give not less than 30 days' notice of such option to the Noteholders in accordance with Condition 19. Any interest not paid on an Interest Payment Date together with any other interest not paid on any other Interest Payment Date shall, so long as the same remains unpaid, constitute "Arrears of Interest". Arrears of Interest may, at the option of the Issuer (subject to Condition 3), be paid in whole or in part at any time upon the expiration of not less than seven days' notice to such effect given to the Trustee and to the Noteholders in accordance with Condition 19, but all Arrears of Interest on all Notes outstanding shall (subject to Condition 3) become due in full on whichever is the earliest of (i) the date upon which a dividend is next paid on any class of share capital of the Issuer, (ii) the date set for any redemption pursuant to Condition 6, or (iii) the commencement of winding up in England of the Issuer.

Notwithstanding the foregoing, if notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged (subject to Condition 3) to do so upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Interest Payment Date (or consecutive Interest Payment Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

6. Redemption and Purchase

(a) Final redemption

If this Note is a Senior Note or a Dated Subordinated Note, it will, unless previously redeemed or purchased and cancelled as provided below, be redeemed at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date. If this Note is an Undated Subordinated Note, it has no final maturity date and is only redeemable in accordance with the following provisions of this Condition 6 or Condition 12.

(b) Redemption for taxation reasons

If the Issuer satisfies the Trustee immediately prior to the giving of the notice referred to below that either (i) on the occasion of the next date for payment of interest the Issuer is or will be required to pay additional amounts as provided in Condition 10 or (ii) (in the case of Undated Subordinated Notes only) on the next Interest Payment Date the payment of interest in respect of the Notes would be treated as a "distribution" within the meaning of the Taxes Acts for the time being of the United Kingdom, then the

Issuer may (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent (as defined below) and to Condition 3) having given not less than 30 nor more than 60 days' notice to the Trustee and, in accordance with Condition 19, the Noteholders (which notice shall be irrevocable) redeem at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on the next Interest Payment Date (if this Note is a Floating Rate Note or an Index Linked Interest Note) all, but not some only, of the Notes at their Early Redemption Amount referred to in Condition *6(g)* below together, if applicable, with interest accrued to (but excluding) the date fixed for redemption and, in the case of Undated Subordinated Notes, all Arrears of Interest (if any) as provided in Condition *5(f)*. Upon the expiry of such notice, the Issuer shall be bound to redeem the Notes accordingly.

For the purposes of these Terms and Conditions "Relevant Supervisory Consent" means the consent to the relevant redemption, payment, repayment or purchase, as the case may be, of The Financial Services Authority (so long as the Issuer is required by The Financial Services Authority to obtain such consent).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may, having (unless otherwise specified in the applicable Final Terms) given not less than 30 nor more than 60 days' notice to the Trustee, the Agent and, in accordance with Condition 19, the Noteholders (which notice shall be irrevocable) (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent and to Condition 3), redeem all or some only (as specified in the applicable Final Terms) of the Notes then outstanding on the Optional Redemption Date(s) and at the Optional Redemption Amount(s) as specified in, or determined in the manner specified in, the applicable Final Terms, together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date(s) and, in the case of Undated Subordinated Notes, all Arrears of Interest (if any) as provided in Condition *5(f)*. Upon expiry of such notice the Issuer shall be bound to redeem the Notes accordingly. In the event of a redemption of some only of the Notes, such redemption must be for an amount being the Minimum Redemption Amount or a Higher Redemption Amount. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a global Note, not more than 60 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of such Redeemed Notes will be published in accordance with Condition 19 not less than 30 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of all Notes outstanding, in each case on the Selection Date, provided that any such nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the lowest Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this Condition *6(c)* and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 19 at least 30 days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If this Note is a Senior Note and Investor Put is specified in the applicable Final Terms, then, if and to the extent specified in the applicable Final Terms, upon the holder of this Note giving to the Issuer, in accordance with Condition 19, not less than 30 nor more than 60 days' notice (which notice shall be irrevocable), the Issuer will, upon the expiry of such notice, redeem subject to, and in accordance with, the terms specified in the applicable Final Terms in whole (but not in part) such Note on the Optional Redemption Date and at the relevant Optional Redemption Amount as specified in, or determined in the manner specified in, the applicable Final Terms, together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note, on any Business Day (as defined in Condition 5(*b*)(*i*)) falling within the notice period at the specified office of any Paying Agent, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition.

(e) Purchases

The Issuer or any of its subsidiaries may (subject, in the case of Subordinated Notes, to obtaining prior Relevant Supervisory Consent and to Condition 3), at any time purchase or otherwise acquire Notes (provided that, in the case of definitive Notes, all unmatured Receipts and Coupons appertaining thereto are attached thereto or surrendered therewith) in the open market either by tender or private agreement or otherwise, without restriction as to price. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(f) Late Payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to Condition 6*(a)*, *(b)*, *(c)* or *(d)* above or upon its becoming due and repayable as provided in Condition 11 (if this Note is a Senior Note) or Condition 12 (if this Note is a Subordinated Note) is improperly withheld or refused or (in the case of Subordinated Notes) is not made by reason of Condition 3, the amount due and repayable in respect of such Zero Coupon Note shall (subject to Condition 3) be the amount calculated as provided in Condition 6*(g)*(iii) below as though the references therein to the date fixed for redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:—

(i) the date on which all amounts due in respect of the Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders either in accordance with Condition 19 or individually.

(g) Early Redemption Amounts

For the purposes of Condition 6*(b)* above and Condition 11 (if this Note is a Senior Note) or Condition 12 (if this Note is a Subordinated Note), the Notes will be redeemed at an amount (the "Early Redemption Amount") determined or calculated as follows:—

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof; or

(ii) in the case of Notes (other than Zero Coupon Notes but including Instalment Notes and Partly Paid Notes) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount set out in, or determined in the manner set out in, the applicable Final Terms, or, if no such amount or manner is so set out, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the sum of:—

(A) the Reference Price; and

(B) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable,

or such other amount as is provided in the applicable Final Terms.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made (i) in the case of a Zero Coupon Note payable in a Specified Currency other than euro, on the basis of a 360-day year consisting of 12 months of 30 days each or (ii) in the case of a Zero Coupon Note payable in euro, on the basis of the actual number of days elapsed divided by 365 (or, if any of the days elapsed falls in a leap year, the sum of (x) the number of those days falling in a leap year divided by 366 and (y) the number of those days falling in a non leap year divided by 365) or (iii) on such other calculation basis as may be specified in the applicable Final Terms.

(h) Instalments

Instalment Notes will be repaid in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to Condition 6*(g)* above.

(i) Cancellation

All Notes which are redeemed in full will forthwith be cancelled (together with, in the case of definitive Notes, all unmatured Receipts and Coupons attached thereto or surrendered therewith) and such Notes may not be re-issued or resold.

(j) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

7. Payments

(a) Method of Payment

Subject as provided below:—

(i) payments in a Specified Currency other than euro will be made by transfer to an account in the relevant Specified Currency (which, in the case of a payment in Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 10. References to "Specified Currency" will include any successor currency under applicable law.

(b) Presentation of Notes, Receipts and Coupons

Subject as provided below, payments of principal and interest (if any) in respect of definitive Notes (if issued) will be made against presentation and surrender of definitive Notes or Coupons, as the case may be, at any specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)). Payments of instalments (if any) of principal, other than the final instalment, will (subject as provided below) be made against presentation and surrender of the relevant Receipt. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. If any definitive Note is redeemed or becomes repayable prior to the stated maturity thereof, principal will be payable only on surrender of such Note together with all unmatured Receipts appertaining thereto. Receipts presented without the definitive Note to which they appertain and unmatured Receipts do not constitute valid obligations of the Issuer.

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant global Note against presentation or surrender, as the case may be, of such global Note, at the specified office of any Paying Agent. A record of each payment made on such Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be prima facie evidence that the payment in question has been made.

The holder of the relevant Global Note (or, as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note (or the Trustee, as the case may be) in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of the relevant Global Note (or the Trustee, as the case may be). No person other than the holder of the relevant Global Note (or, as provided in the Trust Deed, the Trustee) shall have any claim against the Issuer in respect of any payments due on that Global Note.

Notwithstanding the foregoing, payments of interest in U.S. Dollars will only be made at the specified office of any Paying Agent in the United States if (a) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment at such specified offices outside the United States of the full amount of interest on the Notes in the manner provided above when due, (b) payment of the full amount of such interest at such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and (c) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

Fixed Rate Notes in definitive form (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall include Coupons falling to be issued on exchange of matured Talons), failing which an amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the total amount due) will be deducted from the amount due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon at any time before the expiry of twelve years after the relevant date (as defined in Condition 10) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 13) or, if later, six years from the date on which such Coupon would otherwise have become due.

Upon any Fixed Rate Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Note, Dual Currency Note or Index Linked Note in definitive form, all unmatured Coupons and Talons (if any), relating to such Note (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

In relation to any Undated Subordinated Note in definitive form, if any payment is to be made in respect of interest, the Interest Payment Date for which falls on or after the date on which the winding up in England of the Issuer is deemed to have commenced or, where an administrator of the Issuer has been appointed and the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, on or after the date of giving such notice, such payment shall be made only against presentation of the relevant Note, and the Coupon for any such Interest Payment Date shall be void. In addition, any Undated Subordinated Note in definitive form presented for payment after an order is made or an effective resolution is passed for the winding up in England of the Issuer or, where

an administrator of the Issuer has been appointed and the administrator has given notice, under Rule 2.95 of the Insolvency Rules 1986, that he/she intends to declare and distribute a dividend, on or after the date of giving such notice must be presented together with all Coupons in respect of Arrears of Interest relating to Interest Payment Dates falling prior to the commencement of such winding up of the Issuer, failing which there shall be withheld from any payment otherwise due to the holder of such Undated Subordinated Note such proportion thereof as the Arrears of Interest due in respect of any such missing Coupon bears to the total of the principal amount of the relevant Undated Subordinated Note, all Arrears of Interest in respect thereof and interest (other than Arrears of Interest) accrued on such Undated Subordinated Note in respect of the Interest Period current at the date of the commencement of the winding up.

(c) Payment Day

If any date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day (as defined below), then the holder thereof shall not be entitled to payment of the relevant amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this Condition (unless otherwise specified in the applicable Final Terms), "Payment Day" means any day which (subject to Condition 13) is:—

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London;

(C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

If the due date for redemption of any interest bearing Note in definitive form is not a due date for the payment of interest relating thereto, interest accrued in respect of such interest bearing Note from (and including) the last preceding due date for the payment of interest (or from (and including) the Interest Commencement Date, as the case may be) will be paid only against surrender of such interest bearing Note.

(d) Interpretation of Principal and Interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:—

(i) any additional amounts which may be payable with respect to principal under Condition 10 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount;

(vii) any premium and any other amounts which may be payable under or in respect of the Notes; and

(viii) in relation to Dual Currency Notes, the principal payable in any relevant Specified Currency.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 10 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 13.

9. Agent and Paying Agents

The names of the initial Agent and the other initial Paying Agent and their initial specified offices are set out below. In the event of the appointed office of any such bank being unable or unwilling to continue to act as the Agent, or failing duly to determine the Rate of Interest, if applicable, or to calculate the Interest Amounts for any Interest Period, the Issuer shall appoint the London office of such other bank as may be approved by the Trustee to act as such in its place. The Agent may not resign its duties or be removed from office without a successor having been appointed as aforesaid. The Issuer may, with the prior approval of the Trustee, vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts provided that the Issuer will, (i) so long as any of the Notes is outstanding, maintain a Paying Agent (which may be the Agent) having a specified office in a city approved by the Trustee in continental Europe and, (ii) so long as any of the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, a Paying Agent (which may be the Agent) having a specified office in each location required by the rules and regulations of the relevant stock exchange or, as the case may be, other relevant authority and (iii) ensure that it maintains a Paying Agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive, unless otherwise agreed by the Trustee because it is unduly onerous to the Issuer or not consistent with then market practice.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in sub-paragraph (ii) of the fourth paragraph of Condition 7*(b)*. Notice of any such variation, termination, appointment or change will be given by the Issuer to the Noteholders in accordance with Condition 19.

10. Taxation

All payments of principal and interest (if any) in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding of, or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of the United Kingdom or any political sub-division thereof or by any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Issuer will pay such additional amounts as may be necessary in order that the net amounts receivable by the Noteholders, Receiptholders and Couponholders after such withholding or deduction shall equal the respective amounts of principal and interest (if any) which would have been receivable in respect of the Notes, Receipts or Coupons (as the case may be) in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment:—

(i) by or on behalf of a holder who (a) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant taxing authority but fails to do so; or (b) is liable to such taxes, duties, assessments or governmental charges in respect of such Notes, Receipts or Coupons (as the case

may be) by reason of his having some connection with the United Kingdom other than merely by reason of the holding of such Note, Receipt or Coupon; or

(ii) more than 30 days after the relevant date save to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on the last day of such period of 30 days; or

(iii) in the United Kingdom; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the EU.

For this purpose, "the relevant date" means the date on which the payment in respect of the Note, Receipt or Coupon first becomes due and payable but, if the full amount of the moneys payable on such date has not been received by the Agent or the Trustee on or prior to such date, the "relevant date" means the date on which, such moneys having been so received, notice to that effect shall have been given to the Noteholders in accordance with Condition 19.

11. Events of Default and Enforcement relating only to Senior Notes

(a) This Condition shall apply only to Senior Notes.

(b) The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, (but, in the case of the happening of any of the events mentioned in sub-paragraphs (ii) to (vii) below, only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice to the Issuer that the Notes are, and they shall accordingly immediately become, due and repayable at their Early Redemption Amount, together with accrued interest (if any) as provided in the Trust Deed, if any of the following events (each an "Event of Default") shall occur and be continuing:—

(i) if default is made for a period of 7 days or more in the payment of any principal due in respect of the Notes or any of them or 14 days or more in the payment of any interest due in respect of the Notes or any of them; or

(ii) if an order is made or an effective resolution is passed for the winding-up of the Issuer or any Material Subsidiary (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to the Issuer or any other subsidiary of the Issuer); or

(iii) if the Issuer or any Material Subsidiary stops or threatens to stop payment to its creditors generally or the Issuer or any Material Subsidiary ceases or threatens to cease to carry on its business or substantially the whole of its business (except for the purpose of or in connection with a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to the Issuer or any other subsidiary of the Issuer); or

(iv) if an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed of the whole or any material part of the undertaking, property and assets of the Issuer or any Material Subsidiary or if a distress or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of

the Issuer or any Material Subsidiary and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Trustee may permit); or

(v) if the Issuer or any Material Subsidiary is unable to pay its debts generally; or

(vi) if any payment in respect of indebtedness for moneys borrowed (as defined in the Trust Deed) (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) of the Issuer or any Material Subsidiary is not made on its due date (or by the expiry of any applicable grace period as originally provided) or becomes due and payable prior to its stated maturity by reason of default or if any guarantee or indemnity of any payment in respect of indebtedness for moneys borrowed of any third party given by the Issuer or any Material Subsidiary is not honoured when due and called upon (except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount); or

(vii) if default is made by the Issuer in the performance or observance of any obligation, condition or provision binding on it under the Notes, Receipts or Coupons or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes) and, except where such default is or the effects of such default are, in the opinion of the Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Trustee may permit) after written notice thereof has been given by the Trustee to the Issuer requiring the same to be remedied.

"Specified Amount" means the greater of (a) £15,000,000 or its equivalent in any other currency or currencies and (b) such amount in Sterling as is equal to one per cent. of the aggregate of (1) the nominal amount of the share capital of the Issuer for the time being issued and paid up or credited as paid up, (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of the Issuer and its subsidiaries and (3) any amounts attributable to minority interests in subsidiaries, all as shown in the latest audited consolidated balance sheet of the Issuer and its subsidiaries prepared in accordance with generally accepted accounting principles in the United Kingdom less (4) any amounts, determined in accordance with generally accepted accounting principles in the United Kingdom, representing distribution of cash or tangible assets declared, recommended or made by the Issuer or any of its subsidiaries (other than any distribution attributable to the Issuer or another subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of the Issuer and its subsidiaries and less (5) any amounts shown in such latest audited consolidated balance sheet (y) attributable to intangible assets and (z) of any debit on profit and loss account.

A certificate of two directors of the Issuer as to the Specified Amount shall, in the absence of manifest error, be conclusive and binding on all parties.

"Material Subsidiary" means any subsidiary of the Issuer whose total assets (attributable to the Issuer) represent 10 per cent. or more of the consolidated total assets (attributable to the Issuer) of the Issuer and its subsidiaries, all as more particularly defined in the Trust Deed.

The Trust Deed contains provisions which permit two directors of the Issuer to certify that a subsidiary is a "Material Subsidiary" (i) at the time of issue of every audited consolidated balance sheet of the Issuer and at any other time upon the request of the Trustee, or (ii) as soon as reasonably practicable after the acquisition or disposal of a company which thereby becomes or ceases to be a Material Subsidiary or after any transfer is made to any subsidiary which thereby becomes a Material Subsidiary. Any such certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

The Trustee may at its discretion institute such proceedings as it may think fit to enforce the obligations of the Issuer under the Trust Deed and the Notes, Receipts and Coupons, but it shall not be bound to institute any such proceedings unless (1) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding and (2) it shall have been indemnified to its satisfaction. No Noteholder, Receiptholder or Couponholder shall be entitled to institute proceedings directly against the

Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

12. Events of Default and Enforcement relating only to Subordinated Notes

(a) This Condition shall apply only to Subordinated Notes.

(b) In the case of Dated Subordinated Notes, the Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, give notice to the Issuer that the Notes are, and they shall accordingly immediately become, due and repayable at their Early Redemption Amount, together with accrued interest (if any) as provided in the Trust Deed if any of the following events (each an "Event of Default") shall occur and be continuing:—

(i) if default is made for a period of 7 or more days in the payment of any principal due in respect of the Notes or any of them or 14 or more days in the payment of any interest due in respect of the Notes or any of them; or

(ii) if the winding-up of the Issuer is commenced (other than a winding-up which has been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders).

If the Notes become immediately due and repayable, the Trustee may at its discretion institute proceedings, but may take no other action in respect of such default, for the winding-up of the Issuer in England (but not elsewhere) to enforce the obligations of the Issuer in respect of the Trust Deed; provided that no payment of interest, repayment of principal or other claim in respect of the Notes may be made by the Issuer pursuant to this Condition, nor will the Trustee accept the same, otherwise than during or after a winding-up or dissolution of the Issuer, save with prior Relevant Supervisory Consent.

For the purposes of this paragraph (*b*), a payment shall be deemed to be due even if the condition set out in Condition 3 is not satisfied.

(c) In the case of Undated Subordinated Notes, if the Issuer shall not make any payment of principal or interest in respect of the Notes for a period of 14 days or more after the due date for the same, the Trustee may institute proceedings in England (but not elsewhere) for the winding up of the Issuer and prove in such winding up.

For the avoidance of doubt, no payment shall be due if the Issuer does not make such payment as a result of the provisions of Condition 3(ii) and no payment of interest shall be due if the Issuer has exercised its right to defer such payment of interest pursuant to Condition 5*(f)*.

(d) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so, in which case the Noteholder, Receiptholder or Couponholder shall have only such rights against the Issuer as those which the Trustee is entitled to exercise. No Noteholder, Receiptholder or Couponholder shall be entitled to institute proceedings for the winding-up of the Issuer, or to prove in any winding-up of the Issuer or any administration of the Issuer, unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so, or, being able to prove in any winding-up of the Issuer or any administration of the Issuer, fails to do so, in which event any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding-up in England (but not elsewhere) of the Issuer and/or prove in any winding-up of the Issuer or prove in any administration of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled so to do in respect of the Notes, Receipts and Coupons held by him. No remedy against the Issuer, other than the institution of proceedings for the winding-up in England of the Issuer or the proving or claiming in the winding-up of the Issuer or in any administration of the Issuer, shall be available to the Trustee or the Noteholders, Receiptholders or Couponholders for the recovery of amounts owing in respect of the Notes, Receipts or Coupons or under the Trust Deed.

(e) The Trustee may at its discretion institute proceedings for the winding-up of the Issuer in England to enforce the obligations of the Issuer under the Trust Deed and the Notes, Receipts and Coupons, but it shall not be bound to institute any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding and (b) it shall have been indemnified to its satisfaction.

13. Prescription

Notes, Receipts and Coupons shall become void unless presented for payment within 12 years (in the case of Notes and Receipts) and six years (in the case of Coupons), in each case from the relevant date (as defined in Condition 10) therefor, subject to the provisions of Condition 7. There shall not be included in any Coupon sheet issued on exchange of a Talon, any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 7 or any Talon which would be void pursuant to Condition 7.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Terms and Conditions or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons present holding or representing a clear majority of the nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons present being or representing Noteholders whatever the nominal amount of the Notes for the time being outstanding so held or represented, except that, at any meeting, the business of which includes the modification of certain of these Terms and Conditions or of certain of the provisions of the Trust Deed, the necessary quorum for passing an Extraordinary Resolution will be one or more persons present holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the nominal amount of the Notes for the time being outstanding.

An Extraordinary Resolution passed at any meeting of Noteholders will be binding on all Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trust Deed provides that the Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification (subject as provided above) of, or to any waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders or to any modification thereof which is of a formal, minor or technical nature or which is made to correct a manifest error. Any such modification, waiver or authorisation shall be binding on the Noteholders, Receiptholders and Couponholders and, unless the Trustee agrees otherwise, any such modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 19.

In connection with the exercise by it of any of its trusts, powers or discretions (including, but without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders, Receiptholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 10 and/or any undertaking given in addition to, or in substitution for, Condition 10 pursuant to the Trust Deed.

15. Substitution

(a) Subject as provided in the Trust Deed, the Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the Noteholders, may agree, without the consent of the Noteholders,

Receiptholders or Couponholders, to the substitution of any Successor in Business of the Issuer or a holding company of the Issuer or of a subsidiary of the Issuer or of any such Successor in Business or of any such holding company in place of the Issuer as principal debtor under the Trust Deed, the Notes, the Receipts and the Coupons, provided (in the case of the substitution of any company which is a subsidiary of the Issuer or of any such Successor in Business or of any such holding company) that the obligations of the subsidiary in respect of the Trust Deed, the Notes, the Receipts and the Coupons shall be guaranteed by the Issuer or such Successor in Business or such holding company in such form as the Trustee may require and provided further that (in the case of the Subordinated Notes) the obligations of such Successor in Business or of such holding company or subsidiary of the Issuer or of any such Successor in Business or of any such holding company and any such guarantee shall be subordinated on a basis considered by the Trustee to be equivalent to that in respect of the Issuer's obligations in respect of the Notes, Receipts and Coupons.

(b) Any such substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, any such substitution shall be notified by the Issuer to the Noteholders as soon as practicable thereafter in accordance with Condition 19.

16. Further Issues

The Issuer is at liberty from time to time without the consent of the Noteholders, Receiptholders or Couponholders to create and issue further notes ranking *pari passu* in all respects (or in all respects save for the date for, and the amount of, the first payment of interest thereon) with the outstanding Notes and so that the same shall be consolidated and form a single series with the outstanding Notes.

17. Replacement of Notes, Receipts, Coupons and Talons

If a Note (including any global Note), Receipt, Coupon or Talon is mutilated, defaced, destroyed, stolen or lost it may be replaced at the specified office of the Agent in London, or any other place approved by the Trustee of which notice shall have been published in accordance with Condition 19, on payment of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

18. Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances including provisions relieving it from instituting proceedings to enforce repayment unless indemnified to its satisfaction.

19. Notices

All notices regarding the Notes will be valid if published in the *Financial Times* or any other daily newspaper in London approved by the Trustee or, if this is not possible, in one other English language daily newspaper approved by the Trustee with general circulation in Europe. The Issuer shall also ensure that all notices are duly published in a manner which complies with the rules and regulations of any stock exchange or any other relevant authority on which the Notes are for the time being listed. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first publication or, if required to be published in more than one newspaper, on the date of the first publication in each such newspaper or where published in such newspapers on different dates, the last date of such first publication.

Until such time as any definitive Notes are issued, there may, so long as any global Note is held in its entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication as aforesaid the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the Noteholders and, in addition, for so long as any Notes are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of that stock exchange or, as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of

general circulation in the place or places required by that stock exchange or, as the case may be, or any other relevant authority. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg, as appropriate.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a global Note, such notice may be given by any Noteholder to the Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

20. The Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Notes, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

21. Governing Law

The Trust Deed, the Notes, the Receipts, the Coupons and the Talons are governed by, and will be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be used by the Issuer for the general funding purposes of its business (which include making a profit). If in respect of any particular issue, there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

NORTHERN ROCK PLC

Introduction

Northern Rock plc (the "Issuer") is a public limited company incorporated and registered in England and Wales under the Companies Act 1985. The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in both the retail and wholesale markets. The Issuer, together with its subsidiaries and associated companies, also engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At 31st December, 2004, the Northern Rock Group had total assets under management of £64.9 billion (including securitised mortgage loans).

The Issuer is one of the top ten mortgage lenders in the United Kingdom based upon loans outstanding. In the UK mortgage market, the Issuer had an estimated market share of approximately 11.2 per cent. on the basis of net residential lending during 2004 of £11.4 billion and an estimated market share of approximately 6.8 per cent. on the basis of gross residential lending during 2004 of £20.1 billion.

The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company. The Issuer was incorporated as a public limited company on 30th October, 1996 (with registration number 3273685) and the conversion became effective as of 1st October, 1997. The Issuer currently has the following two principal subsidiaries, each of which is wholly-owned by the Issuer: Northern Rock Mortgage Indemnity Company Limited, a Guernsey limited liability company providing mortgage indemnity services to the Issuer, and Northern Rock (Guernsey) Limited, a Guernsey limited liability company engaging in retail deposit taking.

The Issuer's ordinary shares have been admitted to trading on the London Stock Exchange's market for listed securities and have been admitted to the Official List of the UK Listing Authority. The registered and principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom (telephone number 0845 600 8401). The Issuer's internet address is www.northernrock.co.uk.

References to the "Group" are to the Issuer and its subsidiaries and associated undertakings.

Overview

The Issuer specialises in lending to individuals with a core business of providing residential mortgage loans, funded in the retail, wholesale, covered bond and securitisation markets. The Issuer has achieved rapid growth with total assets under management, including securitised mortgages, rising from £11.6 billion at the end of 1995 to £64.9 billion at 31st December, 2004. During 2004 total assets under management grew by 25 per cent. Management have set a strategic target of annual growth in assets under management of 15 per cent. to 25 per cent. per annum.

Profit on ordinary activities after tax for the year ended 31st December, 2004 amounted to £306.2 million, like-for-like growth of 13.0 per cent.; a return on equity of 21.3 per cent. The Issuer has continued to achieve strong year-on-year profit growth through a combination of volume growth, improving cost efficiency and growth in other income. These factors more than offset the easing in net interest spreads arising from competition and the increased use of securitisation.

The Issuer is one of the lowest cost providers in its core business. The Issuer's underlying cost to income ratio (defined as recurring administrative expenses divided by total income) was 30.4 per cent. for the year ended 31st December, 2004. The Issuer's cost advantage is derived from a combination of factors: focus on its core business, a cost efficient distribution network and its geographical base in the North East of England.

Developments in the Group's distribution network have focused on cost efficiency, achieving volume growth of lending and supporting the Group's retail funding objectives. Approximately 85 per cent. of residential mortgage lending is generated through intermediaries with the remainder split evenly between branches and direct business (telephone and e-commerce).

Lending

Residential Mortgage Lending

At 31st December, 2004 the Issuer had £49.0 billion of advances secured on residential property, including £22.0 billion of securitised mortgages. Residential lending represents the Issuer's core activity and accounts for 76 per cent. of total assets under management.

During 2004, total net residential lending amounted to £11.4 billion, an estimated market share of 11.2 per cent. compared to a share of outstanding total UK balances of approximately 5.5 per cent. as at 31st December, 2004. A strong year end pipeline of uncompleted lending awards of £4.7 billion will benefit lending in 2005.

The Group's residential mortgage assets are spread geographically throughout the UK. Residential mortgage lending is focused primarily on customers with a credit history and conservative income multiples and loan to value ratios. The quality of the portfolio is good with only 0.37 per cent. of all balances more than three months or more in arrears, approximately half the UK average.

Commercial Lending

The Issuer has a commercial loan portfolio which comprises two elements: commercial loans secured on residential properties (mainly loans to organisations supported by government grants, such as housing associations) and residential investment lending to individuals. Balances on such loans amounted to £696 million and are included in the £49.0 billion of advances secured on residential property for reporting purposes.

Other commercial loans are all secured on non-residential property and mainly represent loans to individuals or corporations to support investment in properties for retail, office or industrial use. At 31st December, 2004 such lending amounted to £1,569 million of which £291 million is securitised.

Commercial loans provide a diversification of assets and enhance interest margin for the Group. The Issuer intends to continue to grow its commercial loan portfolio while maintaining credit quality throughout the portfolio. At 31st December, 2004 only 0.3 per cent. of commercial loans were three months or more in arrears.

Personal Unsecured Lending

The Group also engages in personal unsecured lending, both on a stand-alone basis and via credit bundled products called "together". The "together" range comprises a combined secured residential mortgage and unsecured loan which benefits credit quality and enhances product retention. At 31st December, 2004 unsecured lending balances were £4.7 billion of which almost 40 per cent. were "together" unsecured advances.

At 31st December, 2004 only 1.0 per cent. of personal unsecured loans were three months or more in arrears. The "together" unsecured loans show characteristics similar to secured loans with only 0.8 per cent. three months or more in arrears.

General Insurance and Life Assurance Distribution

The Issuer distributes a limited range of household insurance and payment protection products primarily to residential mortgage and personal unsecured loan customers, via third party providers. Under arrangements with third party providers, the Issuer receives a commission from policies sold and does not take any underwriting risk. Life assurance products are supplied to the Issuer's customers through a relationship with Legal & General where the Issuer introduces the customer to the insurer and receives a commission for doing so. These products provide a valuable source of other income.

Funding

The Issuer has developed a diversified range of funding sources comprising on-shore and off-shore retail funding, wholesale funding, securitisation and, more recently, covered bonds.

Retail funding deposits amounted to £17.2 billion at 31st December, 2004 representing approximately 2.0 per cent. of UK retail deposits and 29 per cent. of the Issuer's total funding. The UK retail funding market has been particularly competitive in recent years as a result of new entrants, and the introduction of internet based accounts, which has affected the flow and price of retail deposits. The Issuer has aimed to maintain its retail franchise and achieved an increase in retail deposits in 2004 of £896 million. The Issuer operates a wide range of retail deposit vehicles including branches, postal, telephone, internet and off-shore.

Wholesale funding has become increasingly important to the Issuer and at 31st December, 2004 amounted to £19.7 billion or 33 per cent. of total funding. During 2004, net new wholesale funds amounted to £2.8 billion. The diversification of sources of funding available to the Group will continue with particular emphasis on Europe and the United States.

Securitisation is the third arm of the Issuer's funding strategy. From 1999 to 31st December, 2004, the Issuer has raised £29.6 billion through the issue of residential mortgage backed securities, of which £11.1 billion was raised in 2004.

At 31st December, 2004, outstanding securitised notes amounted to £22.1 billion representing 37 per cent. of total funding. Securitisation is expected to remain a significant source of funding for the Issuer, supporting incremental volume growth and capital efficiency. Diversification of investors will continue with issuance in Continental Europe and the United States, as well as in the UK. To date in 2005, a further £9.5 billion issue of residential mortgage backed securities has been completed.

During 2004, the Issuer established a €10 billion Global Covered Bond Programme. The inaugural issue of €2 billion covered bonds was followed in April 2005 by a further issue of €1.5 billion covered bonds.

Capital

At 31st December, 2004 total capital amounted to £3.2 billion, resulting in a total capital ratio of 14.0 per cent. Tier 1 capital was £2,015 million and the Tier 1 ratio 8.7 per cent.

£300 million of Reserve Capital Instruments ("RCIs") were issued by the Issuer in 2000 and 2001. The RCIs are eligible for inclusion in Tier 1 capital up to a maximum of 15 per cent. of total Tier 1 capital, with any surplus being eligible for inclusion in Upper Tier 2 capital.

The Issuer also issued £200 million of Tier One Notes in 2002, the full amount of which is eligible for inclusion in Tier 1 capital.

The Northern Rock Foundation

The establishment of The Northern Rock Foundation (the "Foundation") on conversion to a public limited company was intended to express the Issuer's commitment to its mutual history and to the region from which the business has drawn much of its strength. The Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. It receives 5 per cent. of the annual consolidated profit before tax of the Issuer, paid under deed of covenant. The Foundation has received non-voting and non-dividend-paying Foundation shares which would convert into almost 15 per cent. of the ordinary share capital of the Issuer only in certain circumstances, principally involving a change in control of the Issuer, in which event the deed of covenant would terminate.

BOARD OF DIRECTORS

The Directors of the Issuer as at the date of this Prospectus are:

Name (and date of birth)	Date of appointment	Business occupation	Principal external directorships
Directors			
Dr. Matthew White Ridley (7th February, 1958) Chairman	13th November, 1996	Company Director	Northern Investors Company PLC Northern 2 VCT Plc PA Holdings Limited
Adam John Applegarth (3rd August, 1962) Chief Executive	30th October, 1996	Chief Executive	Persimmon PLC
David Frank Baker (2nd May, 1953) Chief Operating Officer	30th October, 1996	Chief Operating Officer	Newcastle Employment Bond Limited
Robert Frederick Bennett (30th May, 1947) Group Finance Director	13th November, 1996	Group Finance Director	Greggs plc
Keith McCallum Currie (18th July, 1956) Executive Director	5th January, 2005	Company Director	Granite Mortgages
Andy Menze Kuipers (24th December, 1957) Executive Director	5th January, 2005	Company Director	None
Adam Fenwick (20th October, 1960) Non-Executive Director	12th November, 2003	Company Director	Fenwick Limited Kingston Town Centre Management Limited John Swire and Sons Limited
Sir Ian Gibson (1st February, 1947) Non-Executive Director	10th September, 2002	Company Director	BPB plc GKN plc Chelys Limited
Nichola Pease (3rd April, 1961) Non-Executive Director	10th February, 1999	Company Director	JO Hambro Capital Management Limited Grainger Trust plc
Michael James Queen (27th September, 1961) Non-Executive Director	5th January, 2005	Company Director	3i Group plc Ship Mortgage Finance Company plc British Venture Capital Association
Rosemary Anne Radcliffe (9th October, 1944) Non-Executive Director	5th January, 2005 (with effect from 1st March, 2005)	Company Director	NIAL Holdings plc Newcastle International Airport European Business Forum
Sir George Russell (25th October, 1935) Senior Independent Director	13th November, 1996	Company Director	ITV plc
Derek Wanless (29th September, 1947) Non-Executive Director	1st March, 2000	Company Director	NESTA Enterprises Limited Northumbria Water Group plc

The business address of the directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

The Issuer is not aware of any potential conflicts of interest between the duties to the Issuer of each of the members of the Board of Directors of the Issuer and his/her private interests or other duties.

TAXATION

United Kingdom Taxation

The following is a summary of the Issuer's understanding of current law and practice in the United Kingdom relating to withholding or a deduction of tax from interest payable on the Notes. The comments do not deal with other United Kingdom tax implications of acquiring, holding or disposing of the Notes. The comments relate only to the position of persons who are absolute beneficial owners of the Notes and prospective Noteholders should be aware that the particular terms of issue of any series of Notes as specified in the relevant Final Terms may affect the tax treatment of that and other series of Notes. The following is a general guide and should be treated with appropriate caution. Noteholders who are in any doubt as to their tax position should consult their professional advisers.

1. Provided the Issuer continues to be a bank within the meaning of section 840A of the Income and Corporation Taxes Act 1988 (the "Tax Act") for the purposes of section 349 of the Tax Act and provided that the interest on the Notes is paid in the ordinary course of its business within the meaning of section 349 of the Tax Act, it is entitled to make payments of interest without withholding or deduction for or on account of United Kingdom income tax. In accordance with the published practice of the United Kingdom HM Revenue & Customs, such payments will be accepted as being made by the Issuer in the ordinary course of its business unless either:

(i) the borrowing in question conforms to any of the definitions of tier 1, 2 or 3 capital adopted by the Financial Services Authority whether or not it actually counts towards tier 1, 2 or 3 capital for regulatory purposes; or

(ii) the characteristics of the transaction giving rise to the interest are primarily attributable to an intention to avoid United Kingdom tax.

2. Where interest is payable on Notes which have a maturity of less than one year (and which are not issued under arrangements the effect of which is to render such Notes part of a borrowing with a total term of a year or more), the interest will not be "yearly interest" for the purposes of the Tax Act and accordingly payments of interest on such Notes may be made without withholding or deduction for or on account of United Kingdom income tax.

3. There is no requirement to withhold or deduct amounts for or on account of United Kingdom income tax from payments of interest made in respect of "quoted Eurobonds". Notes which carry a right to interest will constitute "quoted Eurobonds" provided they are and continue to be listed on a "recognised stock exchange", as defined in section 841 of the Tax Act. The London Stock Exchange is a recognised stock exchange. Under an HM Revenue & Customs published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that any Notes remain so listed, interest on such Notes will be payable without withholding or deduction on account of United Kingdom tax whether or not the Issuer carries on a banking business in the United Kingdom and whether or not the interest is paid in the ordinary course of its business.

4. In other cases, an amount will generally be required to be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by HM Revenue & Customs under an applicable double taxation treaty. Where interest has been paid under deduction of United Kingdom income tax, Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

5. Noteholders may wish to note that, in certain circumstances, HM Revenue & Customs has power to obtain information (including the name and address of the payee or, in certain cases, the beneficial owner of the interest) from any person in the United Kingdom (including the Issuer) who either pays interest to or receives interest for the benefit of a Noteholder, or who, either pays amounts payable on the redemption of Notes which are relevant discounted securities for the purposes of the Finance Act 1996 (now

deeply discounted securities for the purposes of the Income Tax (Trading and Other Income) Act 2005) to, or receives such amounts for the benefit of, a Noteholder who is an individual, although HM Revenue & Customs published practice indicates that HM Revenue & Customs will not exercise its power to require this information in relation to relevant (or deeply) discounted securities where such amounts are paid on or before 5th April, 2006. Information so obtained may, in certain circumstances, be exchanged by HM Revenue & Customs with the tax authorities of other jurisdictions. The references to "interest" above mean "interest" as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of "interest" or "principal" which may be created by the terms and conditions of the Notes or any related documentation.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from 1st July, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

SUBSCRIPTION AND SALE

The Dealers have in an amended and restated Programme Agreement dated 13th July, 2005 (the "Programme Agreement"), which term shall include any further amendment, supplement or restatement from time to time agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement for any particular purchase by a Dealer will extend to those matters stated under "Terms and Conditions of the Notes" and "Form of the Notes" above. The Issuer may pay the Dealers commissions from time to time in connection with the sale of any Notes. In the Programme Agreement the Issuer has agreed to reimburse and indemnify the Dealers for certain of their expenses and liabilities in connection with the establishment of the Programme and the issue of the Notes. The Dealers are entitled to be released and discharged from their obligations in relation to any agreement to issue and purchase Notes under the Programme Agreement in certain circumstances prior to payment to the Issuer.

(a) United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver any Notes (i) as part of their distribution at any time and (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issue of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer or Dealers may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

(b) European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member

State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

(c) United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) it has only communicated or caused to be communicated and will only communicate or caused to be communicated any invitation or inducement to engage an investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

(d) Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

(e) France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that, in connection with their initial distribution, it has not offered or sold, and will not offer or sell, directly or indirectly, Notes to the public in the Republic of France (*appel public à l'épargne*), and that it has not distributed, or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Prospectus or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall be made in the Republic of France only to qualified investors (*investisseurs qualifiés*) acting for their

own account, as defined in, and in accordance with, Articles L.411-1 and L.411-2 of *the Code Monétaire et Financier* and their implementing *décret.*

(f) The Netherlands

Bearer Zero Coupon Notes and other Notes which qualify as savings certificates as defined in the Dutch Savings Certificates Act (*Wet inzake spaarbewijzen*) may only be transferred or accepted through the mediation of either the Issuer or a Member of Euronext Amsterdam N.V. with due observance of the Savings Certificates Act and its implementing regulations (including registration requirements), provided that no mediation is required in respect of (i) the initial issue of those Notes to the first holders thereof, (ii) any transfer and delivery by individuals who do not act in the conduct of a profession or trade, and (iii) the issue and trading of those Notes, if they are physically issued outside the Netherlands and are not distributed in the Netherlands in the course of primary trading or immediately thereafter.

(g) General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree to comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any other Dealer shall have responsibility therefor. Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer(s) will comply with any other additional restrictions as the Issuer and the relevant Dealer(s) shall agree as a term of issue and purchase as indicated in the relevant Final Terms.

GENERAL INFORMATION

1. Application has been made to the UK Listing Authority for Notes issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market.

Upon admission of Notes to the Official List, the listing of such Notes will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market will be admitted separately as and when issued, subject only to the issue of a temporary global Note initially representing the Notes of such Tranche. The listing of the Programme in respect of such Notes is expected to be granted on or around 18th July, 2005.

2. The increase in the aggregate nominal amount of Notes which may be outstanding under the Programme to U.S.$15,000,000,000 was authorised by a resolution of the Board of Directors of the Issuer passed on 25th November, 2003.

3. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg (which are the entities in charge of keeping the records). The appropriate common code and ISIN allocated by Euroclear and Clearstream, Luxembourg in respect of each Tranche of Notes will be contained in the relevant Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the relevant Final Terms.

The address of Euroclear is Euroclear Bank SA/NV, 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium and the address of Clearstream, Luxembourg is Clearstream Banking, 42 Avenue JF Kennedy, L-1855 Luxembourg.

4. The issue price and amount of the Notes of any Tranche to be issued will be determined at the time of the offering of such Tranche in accordance with then prevailing market conditions.

5. The consolidated accounts of the Issuer for the years ended 31st December, 2003 and 31st December, 2004 have been audited, without qualification, in accordance with Auditing Standards issued by the Auditing Standards Board, by PricewaterhouseCoopers LLP, chartered accountants and registered auditors of 89 Sandyford Road, Newcastle upon Tyne NE99 1PL. The auditors of the Issuer have no material interest in the Issuer.

6. There has been no significant change in the financial position of the Group as a whole since 31st December, 2004 and there has been no material adverse change in the prospects of the Issuer since that date.

7. Neither the Issuer nor any of its consolidated subsidiaries is, or has been, involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware) during the 12 months prior to the date hereof which may have, or have in such period had, a significant effect on the financial position or profitability of the Group taken as a whole.

8. For the period of 12 months from the date of this Prospectus, copies of the following documents will, when published, be available for inspection at the registered office of the Issuer and at the specified office in London of the Agent:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the consolidated audited annual accounts of the Issuer and its subsidiaries for each of the years ended 31st December, 2003 and 2004, in each case together with the audit reports prepared in connection therewith;

(iii) the Programme Agreement, the Trust Deed (which contains the forms of the temporary and permanent global Notes, the definitive Notes, the Receipts, the Talons and the Coupons) and the Agency Agreement and all amendments and supplements thereto and restatements thereof;

(iv) this Prospectus; and

(v) any future prospectuses, supplemental prospectuses, information memoranda and supplements including Final Terms (save that Final Terms relating to a Note which is neither admitted to trading on a regulated market within the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospective Directive will be available for inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Agent as to identity, the holder of any Note to which such Final Terms relate) to this Prospectus and the documents incorporated herein and therein by reference.

9. The Trust Deed provides that the Trustee may rely on reports or other information from professional advisers or other experts in accordance with the provisions of the Trust Deed, whether or not any such report or other information, or engagement letter or other document entered into by the Trustee and the relevant person in connection therewith, contains any monetary or other limit on the liability of the relevant person.

REGISTERED OFFICE OF THE ISSUER
Northern Rock House
Gosforth
Newcastle upon Tyne NE3 4PL

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
Level 3
8 Canada Square
London E14 5HQ

Lehman Brothers International (Europe)
25 Bank Street
Canary Wharf
London E14 5LE

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

ISSUING AND PRINCIPAL PAYING AGENT AND AGENT BANK

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

LUXEMBOURG PAYING AGENT

Dexia Banque Internationale à Luxembourg, société anonyme
69, route d'Esch
L-2953 Luxembourg

LEGAL ADVISERS

to the Issuer as to English law

Allen & Overy LLP
One New Change
London EC4M 9QQ

to the Dealers and the Trustee as to English law

Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

AUDITORS OF THE ISSUER

PricewaterhouseCoopers LLP
89 Sandyford Road
Newcastle upon Tyne NE99 1PL

northern rock

Perivan Financial Print 205600

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS IN 2005

Regulatory Announcement		Date Distributed/Filed/ Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding	3 February 05 8 March 05 23 March 05 11 April 05 14 April 05 28 April 05 3 May 05 25 May 05 1 August 05 9 December 05	ASAP but no later than the close of the business day following receipt of information by Northern Rock	FLR 16.13 DR 3.1.4
2.	Holding(s) in Company	17 January 05 18 January 05 7 February 05 15 March 05 6 April 05 8 April 05 3 May 05 12 May 05 7 June 05 5 September 05 8 September 05 13 September 05 19 September 05 19 September 05 21 September 05 22 September 05 23 September 05 23 September 05 27 September 05 29 September 05 6 October 05 6 October 05 7 October 05 13 October 05 14 October 05 14 October 05 18 October 05 18 October 05 11 November 05 11 November 05 15 November 05 15 November 05	ASAP but no later than the close of the business day following receipt of information by Northern Rock	FLR 9.12 LR 9.6.7
3.	Directorate Change	5 January 05 27 September 05 29 November 05	ASAP but no later than the close of the business day following receipt of information by Northern Rock	FLR 16.5 LR 9.6.11
4.	Notice of AGM and Ancillary Documents	15 March 05	ASAP once issued	FLR 9.24 LR 9.6.3

5.	2004 Annual Report & Accounts	16 March 05	ASAP and within 6 months of end of financial period to which they relate	FLR 12.42 LR 9.8.1
6.	Preliminary Results	26 January 05	ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	FLR 12.40 LR 9.7.2
7.	Interim Results	28 July 05	ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	FLR 12.49 LR 9.9.4
8.	Interim Dividend Timetable	3 August 05	ASAP after Board of Directors approval	FLR 12.40 LR 9.7.2
9.	Notice of and Trading Statements	31 March 05 4 April 05 28 September 05 3 October 05	N/A	N/A
10.	Results of AGM Resolutions Voting	26 April 05	ASAP after AGM	FLR 9.31 LR 9.6.18
11.	Implementation of IFRS 2004 Restatement	13 May 05	N/A	N/A
12.	**Miscellaneous** First RMBS Issue 2005 First Loss Piece First Loss Piece	 26 January 05 7 October 05 9 November 05	N/A	N/A
13.	Listing Particulars U.S.$15,000,000,000 Euro Medium Term Note Programme	10 May 05	As soon as practical	FLR 8.4 (if it is an initial publication of the Listing Particulars) or FLR 23.22 (if it relates to further disclosure concerning Listing Particulars).
14.	Publication of Prospectus/Offering Circular U.S.$10,000,000,000 US MTN (144A) Program	Filed with the Luxembourg Stock Exchange on 12 July 05 but not with the United Kingdom Listing Authority or otherwise in England and Wales	N/A	N/A

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FLR" means the former listing rules made by the FSA (as competent authority under Part VI of the FSMA) and which were in force prior to 1 July, 2005.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

OFFERING CIRCULAR

US$10,000,000,000

northern rock

NORTHERN ROCK PLC

(incorporated with limited liability in England and Wales under the Companies Act 1985)

Senior/Subordinated Medium-Term Notes

Due Nine Months or More from Date of Issue

Northern Rock plc ("**Northern Rock**") may issue at various times up to US$10,000,000,000 aggregate principal amount outstanding at any time of Medium-Term Notes (the "**Notes**") denominated in U.S. dollars or in other currencies or composite currencies. The Notes are being offered on a continuous basis to or through the Dealers named below only to institutional accredited investors and qualified institutional buyers as described in this Offering Circular under "Plan of Distribution". Northern Rock will describe the final terms for each tranche of Notes in a final terms supplement (the "**Final Terms**") which, with respect to Notes to be listed on the EuroMTF (the "**EuroMTF**"), a market regulated by the Luxembourg Stock Exchange, will be delivered to the Luxembourg Stock Exchange. Unless otherwise provided in a final terms, Notes may be issued with the following terms:

- **Maturity Date**: The Notes, other than Perpetual Subordinated Notes, will mature in nine months or more from the date of issue.
- **Status**: Each tranche of Notes may be issued as either Senior Notes or Subordinated Notes. Subordinated Notes may be issued with a stated maturity date ("**Dated Subordinated Notes**") or without a stated maturity date ("**Perpetual Subordinated Notes**"), each as further described in this Offering Circular.
- **Redemption or Repayment Option**: Notes, other than Perpetual Subordinated Notes, may be subject to redemption or repayment at the option of Northern Rock or at the option of the holder.
- **Interest Rate Basis**: The Notes will bear interest at either a fixed or a floating rate. The floating rate formula may be based on the CD Rate, CMT Rate, Commercial Paper Rate, Eleventh District Cost of Funds Rate, Federal Funds Rate, LIBOR, EURIBOR, Prime Rate, Treasury Rate, or such other basis as is described in an applicable Final Terms. Each of those rates is described under "Description of the Notes" in this Offering Circular.
- **Other Features**: The Notes may also be issued as discount notes, indexed notes or amortizing notes.
- **Form**: Senior Notes will be issued as Global Notes in fully registered form without coupons or as fully registered Certificated Notes. Subordinated Notes will be issued as Global Notes in bearer form and will be represented by Global Receipts in fully registered form without coupons.
- **Denomination**: The Notes generally will have minimum denominations of US$100,000 and integral multiples of US$1,000 in excess of such minimum denomination (or the equivalent of such amount in other currencies).
- **Interest Payment Dates**: Northern Rock will pay interest on the Notes on the dates specified in the applicable Final Terms.

See "**Risk Factors**" commencing on page 17 for a discussion of certain risks that you should consider prior to making an investment in the Notes. The applicable Final Terms may describe additional risks you should consider.

Application has been made to the Luxembourg Stock Exchange for Notes issued under Northern Rock's US$10,000,000,000 Senior/Subordinated Medium-Term Note Program (the "**Program**") during the twelve months from the date of this Offering Circular to be listed on the EuroMTF and, consequently, this Offering Circular may be used for the purposes of listing Notes issued under the Program on the EuroMTF during such twelve-month period.

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws, and are being offered only to institutional investors that qualify as Accredited Investors (as defined in rule 501(a) under the Securities Act), to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act) or in other transactions exempt from registration in accordance with Regulation S under the Securities Act and, in each case, in compliance with applicable securities laws.

Each initial and subsequent purchaser of a Note will be deemed, by its acceptance or purchase thereof, to have made certain acknowledgements, representations and agreements intended to restrict the resale or other transfer of such Note, as described in this Offering Circular, and, in connection therewith, may be required to provide confirmation of its compliance with such resale or other transfer restrictions in certain cases. See "Notice to Investors".

The Notes are offered on a continuing basis by Northern Rock to or through the Dealers. One or more Dealers may purchase Notes, as principal, from Northern Rock for resale to investors and other purchasers at varying prices relating to prevailing market prices as determined by any such Dealer at the time of resale or, if so agreed, at a fixed offering price. In addition, if agreed to by Northern Rock and a Dealer, such Dealer may utilize its reasonable efforts on an agency basis specified in the applicable Final Terms. Northern Rock reserves the right to withdraw, cancel or modify the offering contemplated hereby without notice. Northern Rock, or a Dealer if it solicits an offer on an agency basis, may reject any offer to purchase Notes in whole or in part. See "Plan of Distribution".

Merrill Lynch & Co.

Citigroup

Lehman Brothers

Morgan Stanley

The date of this Offering Circular is July 12, 2005

TABLE OF CONTENTS

No dealer, salesman or other person has been authorized to give any information or make any representation other than those contained in this Offering Circular and any amendment or supplement to this Offering Circular and, if given or made, such information or representation must not be relied upon as having been so authorized. This Offering Circular and any amendment or supplement to this Offering Circular do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Offering Circular or any amendment or supplement to this Offering Circular nor any sale made under this Offering Circular shall, under any circumstances, create any implication that there has been no change in the affairs of Northern Rock since the date of this Offering Circular or any such amendment or supplement or that the information contained in this Offering Circular or in any such amendment or supplement is correct as of any time subsequent to the date of such information.

Northern Rock accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of Northern Rock (which has taken all reasonable care to ensure that such is the case), the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

IMPORTANT INFORMATION

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of Northern Rock or by or on behalf of any Dealer to subscribe for or purchase, any of the Notes in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Dealers and Northern Rock to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering, sale and resale of the Notes, see "Plan of Distribution".

Each initial and subsequent purchaser of a Note will be deemed, by its acceptance or purchase of a Note, to have made certain acknowledgements, representations and agreements to and with Northern Rock and any applicable Dealer intended to restrict the resale or other transfer of such Note, as described in this Offering Circular, and, in connection therewith, may be required to provide confirmation of its compliance with such resale or other transfer restrictions in certain cases. See "Notice to Investors".

The information contained in this Offering Circular relating to Northern Rock was obtained from Northern Rock, and no assurance can be given by the Dealers as to the accuracy or completeness of such information. The Dealers make no representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this Offering Circular. None of the information contained in this Offering Circular is, or should be relied upon as a promise or representation by the Dealers. In making an investment decision, investors must rely on their own examinations of Northern Rock and the terms of the offering, including the merits and risks involved.

All inquiries relating to Northern Rock, this Offering Circular and the offering contemplated herein should be directed to the Dealers.

Any purchaser of Notes must be able to bear the economic risk of an investment in such Notes for an indefinite period of time because the Notes have not been registered under the Securities Act. There is no undertaking to register the Notes under the Securities Act and they cannot be resold unless they are subsequently registered thereunder or an exemption from registration is available (including the exemption provided for in Rule 144A under the Securities Act).

The Notes have not been recommended by the U.S. Securities and Exchange Commission (the "Securities and Exchange Commission"), any state securities commission or any other regulatory authority. Furthermore, the foregoing authorities have not passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offense.

This Offering Circular is submitted on a confidential basis to a limited number of institutional accredited investors and qualified institutional buyers for informational use solely in connection with the consideration of the purchase of the Notes. Its use for any other purpose is not authorized. This Offering Circular may not be copied or reproduced in whole or in part nor may it be distributed or any of its contents disclosed to anyone other than the prospective investors to whom it is submitted.

Neither the Dealers nor Northern Rock are making any representation to any offeree or purchaser of the Notes described herein regarding (a) the legality of investment therein by such offeree or purchaser under applicable legal investment or similar laws or regulations, or (b) the consequences of investment therein under U.S. Federal tax laws or other taxation statutes. Prospective purchasers should consult with their own advisors as to issues of legal investment or taxation.

No person is authorized to give any information or to make any representation not contained in this Offering Circular and any information or representation not contained herein must not be relied upon as having been authorized by or on behalf of Northern Rock or the Dealers. The delivery of this Offering Circular at any time does not imply that the information herein is correct at any time subsequent to its date.

Northern Rock will, at the specified offices of the Paying Agents (as defined under "Description of the Notes"), provide, free of charge, upon the written request therefor, a copy of this Offering Circular (or any document incorporated by reference therein). Written requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In connection with the issue and distribution of any tranche of Notes, the Dealer (if any) disclosed as stabilising manager in the applicable Final Terms or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Series (as defined herein) of which such tranche forms part at a level higher than that which might otherwise prevail for a limited period in accordance with applicable laws and regulations. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

FOR NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

FORWARD LOOKING STATEMENTS

This Offering Circular includes forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) projections or expectations of net interest income, total income, profit, earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios; (ii) statements of plans, objectives or goals of Northern Rock or its management for future operations, including those related to products or services; (iii) statements of future economic performance, including in particular any such statements included under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "aims," and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Northern Rock has based any forward-looking statements herein on current expectations and projections about uncertain future events. Forward-looking statements are subject to risks, uncertainties and assumptions about Northern Rock. Although Northern Rock believes that the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are reasonable, Northern Rock cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- inflation, interest rates, exchange rates, and market and monetary fluctuations;
- the effects of, and changes in, laws, regulations and government policy;
- the effects of competition in the geographic and business areas in which Northern Rock conducts operations;
- changes in consumer spending, saving and borrowing habits in the United Kingdom and in regions in which Northern Rock conducts operations;
- changes in the U.K. housing market, in the U.K. residential mortgage market and the U.K. retail deposit market;
- the effects of changes in taxation or accounting standards or practices;
- the ability to increase market share and control expenses;
- the timely development of and acceptance of new products and services of Northern Rock and the perceived overall value of these products and services by users;
- acquisitions, disposals and any other strategic transactions;
- the continued ability of Northern Rock to access wholesale funding sources and to further securitize loans;
- technological changes including those affecting European Economic and Monetary Union compliance; and
- Northern Rock's success at managing the risks of the foregoing.

Northern Rock cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular may not occur.

OFFERING OF MEDIUM-TERM NOTES

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated (collectively, the "**Dealers**") have been appointed by Northern Rock as Dealers for the offering from time to time of the Notes. The Notes will be limited to US$10,000,000,000 aggregate principal amount (or the equivalent of that amount in one or more other currencies or composite currencies) outstanding at any time, subject to increase without the consent of the registered holders of the Notes. The Notes have not been, and will not be, registered under the Securities Act, and are being offered pursuant to the exemption from registration provided by Section 4(2) thereof. Accordingly, the Notes are subject to restrictions on resale or other transfer. For a description of those restrictions, see "Notice to Investors".

Each initial purchaser of a Note will be furnished with a copy of this Offering Circular and each applicable amendment and supplement, including the Final Terms to this Offering Circular describing the terms related to such tranche of Notes. Unless the context otherwise requires, references to the "Offering Circular" are intended to include this Offering Circular, together with any amendments and supplements applicable to a particular tranche of Notes.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated in, and to form part of, this Offering Circular:

(a) the most recent year-end audited consolidated financial statements and individual company balance sheet (as prepared and presented in accordance with applicable UK companies law and accounting practice) of Northern Rock, together with the auditors' reports thereon and all notes thereto, and any subsequent unaudited interim financial statements of Northern Rock; and

(b) all supplements and amendments to this Offering Circular circulated by Northern Rock from time to time;

save that any statement contained herein or in any document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offering Circular to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

The Offering Circular should be read and construed with any amendment or supplement hereto and with any other document incorporated by reference herein and, in relation to any Series (as defined under "Summary of the Program" below), should be read and construed together with the relevant Final Terms.

Northern Rock will provide, without charge, to each Holder (as defined below) of a Series of Notes, upon the request of such Holder, a copy of any or all of the documents which are incorporated by reference herein. Requests for such documents should be directed to the principal office of Deutsche Bank Trust Company Americas, the Trustee for the Notes. In addition, if and for so long as any Notes are listed on the EuroMTF, such documents will be available free of charge from the specified office of the Luxembourg Listing Agent.

Northern Rock will, in connection with the listing of the Notes issued under the Program on the EuroMTF, so long as any Notes remain outstanding and listed on such exchange, in the event of any material adverse change in the financial condition of Northern Rock or material change in the terms and conditions of the Notes or the Program (including an increase in the size of the Program) which is not reflected in this Offering Circular (or any of the documents incorporated by reference in this Offering Circular), advise the Luxembourg Stock Exchange of any such material change and prepare a further supplement to this Offering Circular or a new offering circular for use in connection with any subsequent issue of Notes to be listed on the EuroMTF.

SUMMARY OF THE PROGRAM

The following summary highlights important information about the program but does not purport to be complete. The information contained in this summary is taken from, and is qualified in its entirety by, the remainder of this Offering Circular. You should also review the applicable Final Terms for additional information about the particular Notes you are considering purchasing. If Northern Rock and the Dealer(s) so agree, specific terms and provisions of Notes may differ from those set forth below, in which case the description of such terms and provisions in the applicable Final Terms will supersede the description of the Notes contained in this Offering Circular to the extent they are inconsistent. Words and expressions defined elsewhere in this Offering Circular have the same meaning when used in this summary.

Issuer:	Northern Rock plc ("**Northern Rock**") is a public limited company incorporated and registered in England and Wales under the Companies Act 1985. Northern Rock is a specialized mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded through the retail, wholesale, covered bond and securitization markets. Northern Rock, together with its subsidiaries and associated companies, also engages in secured commercial lending, the distribution of third party insurance products, personal unsecured lending and provides money transmission facilities.
Dealers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated.
Trustees:	Deutsche Bank Trust Company Americas (formerly, Bankers Trust Company), in its separate capacities as the Senior Trustee and as the Subordinated Trustee. Northern Rock has entered into the Senior Indenture with the Senior Trustee relating to the Senior Notes and the Subordinated Indenture with the Subordinated Trustee relating to the Subordinated Notes. Each Trustee has also agreed under the applicable Indenture to act as the principal paying agent for Notes issued under such Indenture.
Luxembourg Listing Agent:	Deutsche Bank Luxembourg S.A.
Paying Agents:	Deutsche Bank Trust Company Americas, pursuant to the Indentures, and Deutsche Bank Luxembourg S.A., pursuant to the Luxembourg Paying Agency Agreement.
Program Size:	Northern Rock may issue up to US$10,000,000,000 (or the equivalent of that amount in one or more other currencies or composite currencies) outstanding at any time. The program size may be increased from time to time without the consent of the holders of the Notes (the "**Holders**" or "**Noteholders**").
Currencies:	Subject to any applicable legal or regulatory restrictions, such currencies as may be agreed between Northern Rock and the relevant Dealer.
Issuance in Series:	The Senior Notes and the Subordinated Notes will each constitute a separate series of Notes issued under their respective Indentures. Notes will be issued in tranches. The Notes of each tranche will be subject to identical terms, except that the issue date, the issue price and the amount of the first payment of interest may be different in respect of different tranches.
Status of Senior Notes:	The Senior Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of Northern Rock without any preference among themselves and will rank at least equally with deposits and all other unsecured and unsubordinated obligations of Northern Rock subject in the event of insolvency, to laws of general applicability relating to or affecting creditors' rights.

Status of Subordinated Notes:	The Subordinated Notes will constitute direct, unconditional, unsecured and subordinated obligations of Northern Rock without any preference among themselves. The rights of Holders of Subordinated Notes will be subordinated in right of payment in the manner provided in the Subordinated Indenture and as described in "Description of the Notes" below. In respect of the Perpetual Subordinated Notes, payments of interest thereon are subject to the right of Northern Rock to defer such payments in the manner provided in the Subordinated Indenture and as described in "Description of the Notes" below.
Issue Price:	Notes may be offered at par or at a premium or discount to par as specified in the applicable Final Terms.
Maturities:	The Notes, other than Perpetual Subordinated Notes (which will be undated), will mature in nine months or longer as specified in the applicable Final Terms. In the case of Dated Subordinated Notes, the minimum maturity, as at the date of this Offering Circular, will be five years and one day.
Redemption at Maturity:	Notes, other than Perpetual Subordinated Notes (which will not have a stated maturity), may be redeemed by Northern Rock at par on the maturity date or at such other amount as may be specified in the relevant Final Terms.
Early Redemption:	Early redemption will be permitted for taxation reasons, but will otherwise be permitted only to the extent specified in the applicable Final Terms. The early redemption of Subordinated Notes is at any time subject to the prior written consent of the United Kingdom Financial Services Authority (the "**FSA**") having been obtained.
Repayment:	The Final Terms may provide that the Notes of such tranche are repayable by Northern Rock at the option of the holder. The early repayment of Subordinated Notes will be subject to the prior written consent of the FSA having been obtained.
Interest:	Interest may accrue at a fixed rate or a floating rate, which will be calculated by referring to an index and/or formula. The floating rate may be determined by reference to one or more base rates, such as LIBOR, and be adjusted by a spread or a spread multiplier or other interest rate formula, in each case as agreed by Northern Rock and the purchaser and described in the applicable Final Terms.
Interest Payments:	Interest may be paid monthly, quarterly, semi-annually, annually or at such other intervals as are described in the applicable Final Terms; provided, however that Northern Rock is entitled to defer payment of interest in respect of the Perpetual Subordinated Notes.
Denominations:	Notes will be issued in minimum denominations of US$100,000 and integral multiples of US$1,000 in excess thereof and in such other denominations as are specified in the applicable Final Terms.
Form, Clearance and Settlement:	Notes offered in the United States to qualified institutional buyers in reliance on Rule 144A will be represented by one or more U.S. Global Notes and Notes offered outside the United States in reliance on Regulation S will be represented by one or more International Global Notes. Senior Notes offered to certain institutional accredited investors initially will be represented by Certificated Notes. Unless otherwise specified in a Final Terms, Subordinated Notes will not be offered to institutional accredited investors. Senior Notes will be in fully registered form. Global Notes representing Senior Notes will be held by or on behalf of The Depository Trust Company ("**DTC**") for the benefit of participants in DTC.

	Subordinated Notes will be in bearer form. Global Notes representing Subordinated Notes will be deposited with a custodian which will issue Global Receipts representing such Global Notes. The Global Receipts will be held by or on behalf of DTC for the benefit of participants in DTC.
	The Notes have not been registered under the Securities Act and may not be offered or sold within the United States or to or for the benefit of United States persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act.
	Notes, other than Notes represented by an International Global Note, will bear a legend setting forth transfer restrictions and may not be transferred except in compliance with such transfer restrictions. Transfers of interests from a U.S. Global Note to an International Global Note and transfers of Certificated Notes held by institutional accredited investors are subject to certification requirements. If such Certificated Notes are transferred to qualified institutional buyers in reliance on Rule 144A or offered outside the United States in reliance on Regulation S, then these Certificated Notes will be represented by U.S. Global Notes or International Global Notes, as the case may be, and will be available for inspection at the specified office of the Paying Agent.
Governing Law:..........	The Notes and all related contractual documentation will be governed by, and construed in accordance with, the laws of the State of New York, except that the subordination provisions of the Subordinated Notes and the Subordinated Indenture will be governed by and construed in accordance with the laws of England and Wales.
Ratings:...............	The program has, unless otherwise described in the applicable Final Terms, been issued the following ratings (for Notes having a maturity of one year or more from the date of issue):

Rating Agency	Senior Notes	Dated Subordinated Notes	Perpetual Subordinated Notes
Moody's Investors Service, Inc.. .	A1	A2	A2
Standard & Poor's Ratings Group	A	A-	BBB+

	The Rating Agencies have agreed to continue to monitor the credit of the Issuer. The ratings set forth above are accurate only as of the date hereof, and may be changed at any time. A rating reflects only the views of S&P or Moody's, as the case may be, and is not a recommendation to buy, sell or hold the Notes.
Sales and Transfer Restrictions:...........	The Notes have not been registered under the Securities Act and may not be offered or sold within the United States or to or for the benefit of United States persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act. In addition, there are certain restrictions on the sales of the Notes in the United Kingdom.
Listing:	Each Series of Notes (a "Series") may be listed on the EuroMTF and/or listed, quoted and/or traded on or by any stock exchange, competent listing authority and/or quotation system as may be agreed between Northern Rock and the Dealers.

RECENT DEVELOPMENTS

IFRS

Northern Rock's financial statements for the six months ended June 30, 2005 and for each fiscal year and interim period thereafter will be prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs significantly from UK GAAP and it will not, therefore, be possible to meaningfully compare such IFRS numbers with the UK GAAP numbers included in this Offering Circular.

On May 13, 2005, Northern Rock announced the anticipated impact of its move to IFRS reporting, which included restatement of the results for 2004 in accordance with IFRS. The restated 2004 numbers are unaudited. Accordingly, such restated 2004 numbers are not included or incorporated by reference in this Offering Circular and should not be relied upon by prospective investors in the Notes.

Nonetheless, based upon its review of such restated numbers for 2004, management does not believe that the move to IFRS will materially adversely affect Northern Rock's financial condition or results of operations at and for the six months ended June 30, 2005 or for 2005 as a whole, although, since under IFRS fee income is deferred into later years and mortgage introducer fees are amortized more rapidly than under UK GAAP, the move to IFRS will defer reported income into future years.

Current Market Conditions

While Northern Rock believes that the UK economy currently remains fundamentally sound, base interest rate increases during 2003 and 2004 have had some impact on the growth of UK consumer demand, resulting in a slowdown in the housing market, both in terms of activity levels and house price inflation. Northern Rock nevertheless expects moderate GDP growth to continue in the UK during 2005, with unemployment remaining relatively low and interests rates peaking at or near to the current level.

Against this background, Northern Rock believes the UK housing market will remain generally strong, supported by low unemployment, good levels of affordability and sustained demand. Northern Rock expects this to result in good gross loan volumes but lower net lending, given the slowing of the housing market. As unemployment remains the key economic determinant of home loan default, Northern Rock expects mortgage arrears to remain relatively low during 2005.

Northern Rock's lending continued strongly into the first quarter of 2005 with all three lending arms (residential, commercial secured and personal unsecured) performing well, but with stand alone unsecured volumes being a little lower than 2004. Northern Rock's total net lending and residential net lending for the first quarter of 2005 was significantly above that for the same period in 2004. Northern Rock's high net lending market share seen in the second half of 2004 has also continued in to 2005. Credit quality continues to be an important focus of attention at Northern Rock, and management is satisfied that there has be no deterioration in overall credit quality.

During the first half of 2005 Northern Rock has continued to access the international capital markets for funding. This included the issues of £4.5 billion and £4.0 billion of residential mortgage-backed securities in January 2005 and May 2005, respectively, and and an additional issue of €1.5 billion covered bonds in April 2005. Northern Rock anticipates that it will continue to access both the retail and wholesale markets during 2005 by offering additional securities under its exisiting programs, including the offering of the Notes described herein.

SEC Filings

Northern Rock is no longer subject to the reporting requirements of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Although not obligated to do so, Northern Rock has elected to continue its pre-existing practice of providing prospective investors in the Notes with a US GAAP reconciliation of its UK GAAP financial statements. Beginning on December 31, 2005, the US GAAP reconciliation will relate to Northern Rock's IFRS financial statements.

EuroMTF Listing

In connection with the implementation of the EU Prospectus Directive (the "Directive") on July 1, 2005, Northern Rock may elect to list Subordinated Notes issued under the Program on the EuroMTF. The EuroMTF listing of Subordinated Notes will be designed to enable Northern Rock to avail itself of the exemption for "quoted Eurobonds" discussed below under "U.K. Taxation" and should not suggest that an active trading market for such Subordinated Notes will develop on the EuroMTF or elsewhere. The EuroMTF listing and the availability of the exemption for "quoted Eurobonds" is dependent upon certain regulatory actions in Luxembourg being implemented. If such actions are not implemented in a timely manner, Northern Rock may seek to obtain a listing of the Subordinated Notes on a regulated market in Luxembourg or elsewhere.

This Offering Circular has been prepared in accordance with customary disclosure requirements for offerings of securities made in reliance on Rule 144A under the Securities Act. Although the Subordinated Notes will be listed on the EuroMTF and not on an EU-regulated market, Northern Rock believes the disclosure in this Offering Circular, in respect of both Northern Rock and the Notes, is at least as comprehensive as that made available to EU investors entitled to the benefit of the disclosure requirements of the Directive.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set forth below for the years ended December 31, 2004, 2003 and 2002 and as at December 31, 2004 and 2003 has been derived from the Group's Consolidated Financial Statements for the year ended December 31, 2004, included in this Offering Circular. Financial information set forth below should be read in connection with, and is qualified in its entirety by reference to, the Group's Consolidated Financial Statements and the accompanying notes included elsewhere in this Offering Circular. Summary consolidated financial information for the years ended December 31, 2001 and 2000 and as at December 31, 2001 and 2000 has been derived from the Group's Consolidated Financial statements for the year ended December 31, 2001, which are not included or incorporated by reference herein.

The Group's Consolidated Financial Statements included elsewhere in this Offering Circular have been prepared in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of certain significant differences between U.K. GAAP and U.S. GAAP, see Note 45 of Notes to Consolidated Financial Statements, which includes a reconciliation to U.S. GAAP of certain amounts calculated in accordance with U.K. GAAP. The dollar financial information has been translated for convenience at the rate of £1.00 to $1.9158, the Noon Buying Rate on December 31, 2004.

	Year ended December 31,					
	2004	2004	2003	2002[1]	2001[1]	2000[1]
	($ millions)	(£ millions, unless otherwise noted)				
			(Restated)	(Restated)	(Restated)	(Restated)
Income Statement Data						
Amounts in accordance with U.K. GAAP:						
Interest receivable						
Interest receivable and similar income arising from debt securities	394.1	205.7	159.1	164.0	184.8	212.9
Other interest receivable and similar income	3,372.4	1,760.3	1,279.9	1,238.3	1,290.7	1,231.2
Securitization interest receivable	1,192.9	998.5	696.0	415.3	245.6	110.5
Securitization interest payable	(1,827.5)	(953.9)	(538.3)	(323.7)	(205.4)	(96.1)
	3,851.9	**2,010.6**	**1,596.7**	**1,493.9**	**1,515.7**	**1,458.5**
Interest payable	(3005.1)	(1,568.6)	(1,164.8)	(1,117.2)	(1,180.5)	(1,188.0)
Income from equity shares and other variable yield securities	47.7	24.9	18.8	14.5	10.9	18.2
Net Interest Income	**894.5**	**466.9**	**450.7**	**391.2**	**346.1**	**288.7**
Fees and commissions receivable	560.6	292.6	216.9	186.3	155.9	119.4
Fees and commissions payable	(115.1)	(60.1)	(43.1)	(28.8)	(28.1)	(13.7)
Other operating income	60.3	31.5	27.9	12.3	2.5	15.2
Surplus on sale of credit card portfolio	—	—	7.3	—	—	—
Total other Income	**505.8**	**264.0**	**209.0**	**169.8**	**130.3**	**120.9**
Total Income	**1,400.3**	**730.9**	**659.7**	**561.0**	**476.4**	**409.6**
Administrative expenses						
Operating expenses	(389.8)	(203.5)	(178.0)	(156.8)	(138.5)	(122.2)
Non-recurring	—	—	(5.6)	(2.3)	—	—
Covenant to The Northern Rock Foundation[2]	(41.4)	(21.6)	(19.3)	(16.3)	(14.8)	(12.5)
Total administrative expenses	(431.2)	(225.1)	(202.9)	(175.4)	(153.3)	(134.7)
Depreciation and amortization						
Tangible fixed assets	(36.4)	(19.0)	(16.5)	(13.0)	(9.5)	(8.2)
Goodwill	(6.9)	(3.6)	(3.6)	(1.5)	—	—
Operating expenses	**(474.5)**	**(247.7)**	**(223.0)**	**(189.9)**	**(162.8)**	**(142.9)**
Provisions for bad and doubtful debts	(108.3)	(56.5)	(48.7)	(43.1)	(34.5)	(16.9)
Amounts written off fixed asset investments	8.6	4.5	(1.4)	(2.6)	(1.5)	(1.0)
Operating profit	**826.1**	**431.2**	**386.6**	**325.4**	**277.4**	**248.8**
Provision for loss on disposal of care homes	—	—	—	—	—	(3.1)
Profit on ordinary activities before tax	826.1	431.2	386.6	325.4	277.6	245.7
Tax on profit on ordinary activities	(239.5)	(125.0)	(112.2)	(96.5)	(83.7)	(66.0)
Profit on ordinary activities after tax	586.6	306.2	274.4	228.9	193.9	179.7
Dividends	(210.7)	(110.0)	(96.3)	(83.4)	(71.0)	(64.8)
Profit retained for the financial year	**375.9**	**196.2**	**178.1**	**145.5**	**122.9**	**114.9**
Per ordinary share information						
Net income (cents/pence)	142.0	74.1	66.6	55.4	46.5	42.6
Net income from continuing operations (cents/pence)	142.0	74.1	66.6	55.4	46.5	42.6
Fully diluted net income (cents/pence)	140.8	73.5	66.0	54.9	46.2	42.4
Dividends (cents/pence)[3]	50.8	26.5	23.3	20.2	17.1	15.5
Dividends (cents)[3]		—	44.6	38.7	32.8	29.7
Amounts in accordance with U.S. GAAP[4]						
Net income ($/£ million)	368.0	192.1	338.8	162.5	145.0	183.2
Net income per ordinary share (cents/pence)	81.0	42.3	76.7p	35.0p	29.4p	42.6p
Net income per ordinary share from continuing operations (cents/pence)	81.0	42.3	76.7p	35.0p	40.7p	42.8p
Diluted net income per ordinary share	80.3	41.9	76.0	34.7	29.2	42.5
Dividends per ordinary share[3] (cents/pence)	50.8c	26.5p	23.3p	20.2p	17.1p	15.5p
Dividends per ordinary share[3] (cents)	50.8c	44.6c	38.7c	32.8c	29.7c	
Total number of ordinary shares in issue	421.2m	421.2m	421.2m	421.2m	421.2m	421.2m

Notes:

(1) Financial information set forth above for the year ended December 31, 2000 has been restated to reflect the adoption of Financial Reporting Standard 19 – Deferred Tax. Financial information set forth above for the years ended December 31, 2001 and 2000 has been restated to reflect the adoption of UITF 33 – "Obligations in Capital Instruments". Financial information set forth above for the years ended December 31, 2002, 2001 and 2000 has been restated to reflect a revised presentation of income from securitization. Financial information set forth above for the year ended December 31, 2003, 2002, 2001 and 2000 has been restated to reflect the adoption of UITF 38 in "Accounting for ESOP trusts". The revised presentation of income from securitization and the adoption of UITF 38 are discussed in Notes 2(a) and 2(b) respectively of the Consolidated Financial Statements.

(2) In connection with its conversion from a mutual form building society to a stock form bank, Northern Rock covenanted to set aside approximately 5% of annual consolidated profit before tax for the benefit of The Northern Rock Foundation.

(3) Under U.K. GAAP, dividends declared after the year-end are recorded in the period to which they relate, whereas U.S. practice is to record dividends in the period in which they are declared.

(4) Amounts in accordance with U.S. GAAP reflect U.K. GAAP amounts as adjusted for differences between U.S. and U.K. GAAP as described in more detail in Note 45 in the Consolidated Financial Statements

	At December 31,					
	2004	2004	2003	2002	2001	2000
	($ millions)	(£ millions, unless otherwise noted)	(Restated)	(Restated)	(Restated)	(Restated)
Balance Sheet Data						
Amounts in accordance with U.K. GAAP:						
Assets						
Cash and balances at central banks	19.6	10.2	11.6	10.7	10.5	13.7
Loans and advances to banks	6,332.5	3,305.4	3,405.2	2,523.5	872.7	788.4
Loans and advances to customers not subject to securitization	62,971.0	32,869.3	27,355.8	24,365.0	20,392.3	18,019.2
Loans and advances to customers subject to securitization	42,797.5	22,339.2	15,678.7	9,841.2	5,258.9	2,377.6
Less: Non-recourse finance	(42,346.3)	(22,103.7)	(14,832.4)	(9,254.6)	(4,707.0)	(2,306.0)
	63,422.2	33,104.8	28,202.1	24,951.6	20,944.2	18,090.8
Debt securities	9,085.1	4,742.2	4,185.5	3,850.6	3,541.1	2,776.9
Equity shares and other variable yield securities	1,102.7	575.6	410.8	414.7	371.6	279.0
Intangible fixed assets	51.9	27.1	30.7	34.3	-	-
Tangible fixed assets	398.9	208.2	179.1	152.7	117.4	97.0
Other assets	133.3	69.6	76.6	79.2	31.2	32.1
Prepayment and accrued income	1,430.9	746.9	564.8	602.7	493.9	468.0
Total Assets	81,977.1	42,790.0	37,111.4	32,620.0	26,382.6	22,545.9
Liabilities and Shareholders' Equity						
Deposits by banks	2,302.0	1,201.6	1,461.5	1,205.2	988.8	874.5
Customer accounts	38,971.2	20,342.0	18,797.3	17,944.3	15,821.0	13,941.1
Debt securities in issue	32,150.2	16,781.6	13,060.1	9,846.0	6,987.8	5,414.3
Other liabilities	643.0	335.6	338.8	393.1	222.6	163.4
Accruals and deferred income	1,034.1	539.8	475.3	443.4	430.8	510.0
Provisions for liabilities and charges	60.9	31.8	19.0	3.4	-	-
Subordinated liabilities	2,903.8	1,515.7	1,119.5	1,119.5	594.5	525.4
Reserve capital instruments	574.7	300.0	300.0	300.0	300.0	200.00
Tier one notes	382.2	200.0	200.0	200.0	-	-
Total subordinated liabilities	3,861.7	2,015.7	1,619.5	1,619.5	894.5	725.4
Shareholders' funds	2,954.0	1,541.9	1,339.9	1,165.1	1,037.1	917.2
Total Liabilities and Shareholder's Equity	81,977.1	42,790.0	37,111.4	32,620.0	26,382.6	22,545.9
Adjusted total assets	124,323.4	64,893.7	51,943.8	41,874.6	31,089.6	24,851.9
Amounts in accordance with U.S. GAAP:						
Total Assets	125,737.8	65,632.0	52,641.0	42,439.0	31,473.3	25,030.3
Shareholders' Equity	3,403.8	1,776.7	1,687.3	1,472.0	1,397.7	1,243.7

Notes:

(1) Financial information set forth above as at December 31, 2000 has been restated to reflect the adoption of Financial Reporting Standard 19 – Deferred Tax. Financial information set forth above as at December 31, 2001 and 2000 has been restated to reflect the adoption of UITF 33, "Obligations in Capital Instruments". Financial information set forth above as at December 31, 2002 and 2001 has been restated to reflect a revised presentation of securitized assets. Financial information set forth above for the years ended December 31, 2003, 2002, 2001 and 2000 has been restated to reflect the adoption of UITF38 – "Accounting for ESOP Trusts". The UITF 38 restatement is discussed in Note 2(a), of the Consolidated Financial Statements.

(2) Adjusted to total assets equals total assets plus non-recourse finance. Adjusted total assets include all loans originated and managed by Northern Rock, including loans subject to securitization. Management considers growth in adjusted total assets when establishing strategic targets.

	At December 31,				
	2004	2003	2002	2001	2000
			(%)		
Other Financial Date Sheet Date					
Other financial data in accordance with U.K. GAAP: Assets					
Return on average total assets[(1)]	0.79	0.80	0.77	0.79	0.83
Return on average shareholders' equity[(2)]	20.9	21.4	20.4	19.5	20.2
Adjusted return on average shareholders equity[(3)]	20.9	21.3	20.4	19.5	19.4
Adjusted return on average total assets[(4)]	0.79	0.79	0.77	0.79	0.79
Dividend payout ratio	35.9	35.1	36.4	36.6	36.1
Average shareholders equity as a percentage of average total assets	3.80	3.73	3.78	4.05	4.09
Net interest margin[(5)]	0.82	0.97	1.09	1.26	1.28
Ratio of earnings to fixed charges[(6)]					
Including interest on retail deposits	1.27	1.33	1.29	1.24	1.21
Excluding interest on retail deposits	1.49	1.64	1.60	1.51	1.45
Risk asset ratio[(6)]					
Tier 1 Capital	8.7	9.0	9.1	8.2	9.0
Total Capital	14.0	14.3	15.5	12.9	13.6
Other financial data in accordance with U.S. GAAP					
Return on average total assets[(1)]	0.32	0.70	0.44	0.51	0.80
Return on average shareholders' equity[(2)]	11.1	21.1	11.3	11.0	16.3
Dividend payout ratio	52.4	26.2	45.6	46.3	33.6
Average shareholders' equity as a percentage of average total assets	2.93	3.32	3.88	4.67	4.90
Net interest margin[(5)]	0.77	1.04	1.19	1.32	1.35
Ratio of earnings to fixed charges[(6)]					
Including interest on retail deposits	1.10	1.28	1.16	1.21	1.20
Excluding interest on retail deposits	1.14	1.42	1.28	1.40	1.41
Risk asset ratio					
Tier 1 Capital	5.7	6.6	7.0	7.4	9.2
Total Capital	9.3	10.5	12.2	11.4	13.4

Notes:

(1) Return on average total assets represents profit on ordinary activities after tax as a percentage of average total assets.

(2) Return on average shareholders' equity represents profit on ordinary activities after tax as a percentage of average shareholders' equity.

(3) Adjusted return on average shareholders' equity represents reported profit on ordinary activities after tax adjusted to exclude provision for loss on disposal of care homes (2000), tax credit on conversion costs (2000) and surplus arising on the disposal of the credit card portfolio and non-recurring costs associated with branch closures (2003), as a percentage of average shareholders' equity.

(4) Adjusted return on average total assets represents reported profit on ordinary activities after tax adjusted as described in note (3) above, as a percentage of average total assets.

(5) Net interest margin represents net interest income as a percentage of average interest earning assets as described in this Offering Circular under "Selected Statistical Information". The net interest margin figures set forth in the table above have been prepared on the basis of adjusted total assets, including assets subject to securitization as interest earning assets and securitized notes in issue treated as interest bearing liabilities. Excluding assets subject to securitization and securitized notes, net interest margin in accordance with U.K. GAAP would have been 1.13% in 2004, 0.89% in 2003, 1.05% in 2002, 1.29% in 2001 and 1.30% in 2000.

(6) For this purpose, earnings consist of profit on ordinary activities before tax plus fixed charges. Fixed charges consist of interest payable including or excluding interest on retail deposits, as appropriate.

EXCHANGE RATES

The following table sets forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City expressed in U.S. dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been, or could be converted into U.S. dollars at the noon buying rate or at any other rate. At July 8, 2005, the noon buying rate was 1.73 per £1.00.

	High	Low	Average	Period End
	(dollars per pound sterling)			
Recent Monthly Exchange Rate Data				
June 2005	1.83	1.79	1.82	1.79
May 2005	1.91	1.82	1.85	1.82
April 2005	1.92	1.87	1.90	1.91
March 2005	1.93	1.87	1.90	1.89
February 2005	1.92	1.86	1.89	1.92
January 2005	1.90	1.86	1.88	1.88
December 2004	1.95	1.91	1.93	1.92
Historical Annual Exchange Rate Data(1)				
2004	1.95	1.76	1.83	1.92
2003	1.78	1.55	1.64	1.78
2002	1.61	1.41	1.50	1.61
2001	1.50	1.37	1.44	1.45
2000	1.66	1.40	1.52	1.49

Note:

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

Unless otherwise indicated, all references in this Offering Circular to "**pounds sterling**", "**sterling**" and "**£**" are to the lawful currency of the United Kingdom.

An investment in the Notes will include certain risks. In consultation with financial and legal advisers, a prospective investor should carefully consider, among other matters, the following discussion of risk before deciding whether an investment in the Notes is suitable. Notes are not an appropriate investment for unsophisticated investors with respect to foreign currency transactions or transactions involving interest rate or currency index or other indices or formulas.

In particular, Notes denominated or payable in or determined by reference to a foreign or composite currency or to one or more interest rates, currencies or other indices or formulas are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions or transactions involving the applicable interest rate or currency index or other indices or formulas. The matters described below, among other factors, should be carefully considered by any prospective investor.

This Offering Circular does not describe all of the risks of an investment in Notes, whether resulting from such Notes being denominated or payable in or determined by reference to a foreign currency or composite currency or to one or more interest rates, currencies or other indices or formulas, or otherwise. Northern Rock and the Dealers disclaim any responsibility to advise prospective investors of such risks as they exist at the date of this Offering Circular or as they change from time to time.

Transfer Restrictions

The Notes have not been, and will not be, registered under the Securities Act or any other applicable securities laws and are being offered pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. Accordingly, the Notes are subject to certain restrictions on the resale and other transfer thereof as set forth under "Notice to Investors". As a result of such restrictions, Northern Rock cannot be certain of the existence of a secondary market for the Notes or the liquidity of such market if one develops. Consequently, a Holder (as defined under "Description of the Notes-General") of Notes and owner of beneficial interests in such Notes, must be able to bear the economic risk of an investment in such Notes for an indefinite period of time.

Structure Risks

General

With respect to an investment in Notes indexed to one or more interest rates, currencies or other indices or formulas, significant risks exist that are not associated with a conventional fixed rate or floating rate debt security. Such risks include fluctuation of the particular indices or formulas and the possibility that an investor will receive a lower amount of principal, premium or interest and at different times than expected. Northern Rock has no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such risks and their results. In addition, if an index or formula used to determine any amounts payable in respect of the Notes contains a multiplier or leverage factor, the effect of any change in such index or formula will be magnified. In recent years, values of certain indices and formulas have been volatile and volatility in those and other indices and formulas may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Redemption

If the applicable Final Terms specifies that the Notes are redeemable at the option of the issuer, or are otherwise subject to mandatory redemption, Northern Rock may (in the case of optional redemption) or must (in the case of mandatory redemption) choose to redeem such Notes at times when prevailing interest rates may be relatively low. Accordingly, an investor generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the Notes.

Uncertain Trading Markets

Although the Notes may be listed on the EuroMTF, Northern Rock cannot assure a trading market for the Notes will develop or be maintained. Many factors independent of the creditworthiness of Northern Rock affect the trading market. These factors include:

- the complexity and volatility of the index or formula applicable to the Notes;
- the method of calculating the principal, premium and interest in respect of the Notes;
- the time remaining to the maturity of the Notes;
- the outstanding amount of the Notes;
- the redemption features of the Notes;
- the amount of other debt securities linked to the index or formula applicable to the Notes; and
- the level, direction and volatility of market interest rates generally.

In addition, certain Notes have a more limited trading market and experience more price volatility because they were designed for specific investment objectives or strategies. There may be a limited number of buyers when an investor decides to sell such Notes. This may affect the price an investor receives for such Notes or the ability of an investor to sell such Notes at all. A prospective investor should not purchase Notes unless such an investor understands and knows it can bear these investment risks.

Exchange Rates and Exchange Controls

With respect to an investment in Notes that are denominated and/or payable in a currency other than U.S. dollars ("**Specified Currency Notes**"), there will be significant risks not associated with an investment in a debt security denominated and payable in U.S. dollars, including the possibility of material changes in the exchange rate between U.S. dollars and the payment currency and the imposition or modification of exchange controls by the applicable governments. Northern Rock has no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. Moreover, if payments on Specified Currency Notes are determined by reference to a formula containing a multiplier or leverage factor, the effect of any change in the exchange rates between the applicable currencies will be magnified. In recent years, exchange rates between certain currencies have been highly volatile and volatility between such currencies or with other currencies may be expected in the future. Fluctuations between currencies in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the payment currency would result in a decrease in the U.S. dollar equivalent yield of the Specified Currency Notes, in the U.S. dollar equivalent value of the principal and any premium payable at maturity or earlier redemption of the Specified Currency Notes and generally, in the U.S. dollar equivalent market value of the Specified Currency Notes.

Governmental exchange controls could affect exchange rates and the availability of the payment currency on a required payment date. Even if there are no exchange controls, it is possible that the payment currency will not be available on a required payment date due to circumstances beyond Northern Rock's control. In such cases, Northern Rock will be allowed to satisfy its obligations in respect of Specified Currency Notes in U.S. dollars.

European Monetary Union

United Kingdom membership of the European Monetary Union prior to the maturity of the Notes, may adversely affect investors in the Notes. It is possible that prior to the maturity of the Notes the United Kingdom may become a participating Member State and that the Euro may become the lawful currency of the United Kingdom. In that event (i) all amounts payable in respect of any Notes denominated in sterling may become payable in euro; (ii) the law may allow or require the Notes to be re-denominated into euro and additional measures to be taken in respect of such Notes; and (iii) there may no longer be available published or displayed rates for deposits in Sterling used to determine the rates of interest on such Notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment, which could adversely affect investors in the Notes.

Credit Ratings

The credit ratings of Northern Rock's medium-term note program may not reflect the potential impact of all risks related to structure and other factors on the value of the Notes. In addition, real or anticipated changes in the credit ratings of Northern Rock will generally affect the market value of

the Notes. Moreover, a credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Economic Activity in the United Kingdom

Northern Rock's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, employment trends, the state of the economy and market interest rates at the time. As Northern Rock currently conducts the majority of its business in the United Kingdom, its performance is influenced by the level and cyclical nature of business activity in the United Kingdom, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the U.K. economy will not have a material effect on Northern Rock's future results.

Risk Associated with Strategic Decisions Regarding Organic Growth and Cost Control

Northern Rock's strategy relies upon the continued organic growth of its assets under management coupled with controlling related expenses. The strategy also involves operating as a single segment business concentrating on U.K. residential mortgage lending. No assurance can be given that profitability would not be impacted in the event conditions in the U.K. residential mortgage market deteriorated significantly or Northern Rock was otherwise unable to succeed in its growth strategy or in continuing to control related expenses.

Access to Wholesale Funding and Securitization Market

A substantial amount of Northern Rock's funding depends upon access to wholesale funding sources, including accessing the institutional debt market in the United States, Europe and in Asia, as well as accessing the global securitization market as an additional source of wholesale funding. The continued ability of Northern Rock to access such funding sources on favourable economic terms is dependent on a variety of factors, including a number of factors outside of its control, including general market conditions. There can be no assurance that Northern Rock will continue to be able to access such funding sources on favourable terms in the future.

Impact of Regulatory Changes

Northern Rock is subject to financial services laws, regulations, administrative actions and policies in each location that Northern Rock operates. Changes in supervision and regulation, in particular in the U.K., could materially affect Northern Rock's business, the products and services offered or the value of its assets. Although Northern Rock works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of Northern Rock. See "Supervision and Regulation" for additional information.

Risks related to the optional redemption of the Notes

An optional redemption feature is likely to limit the market value of Notes. During any period when Northern Rock may elect to redeem Notes, the market value of such Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

Northern Rock may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

Northern Rock may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, Northern Rock may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

- the market price of such Notes may be volatile;
- they may receive no interest;
- payment of principal or interest may occur at a different time or in a different currency than expected;
- the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero;
- a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;
- if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and
- the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Risks related to variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of such Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Risks related to Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that Northern Rock may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. Northern Rock's ability to convert the interest rate will affect the secondary market and the market value of such Notes since Northern Rock may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If Northern Rock converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favorable than the then-prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If Northern Rock converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Risks related to Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Northern Rock's obligations under Subordinated Notes are subordinated

Northern Rock's obligations under the Subordinated Notes will be direct, unconditional, unsecured and subordinated. In the event of a winding-up of Northern Rock, or an administration of Northern Rock where the administrator has served notice that he or she proposes to make a distribution to creditors, the relevant Noteholders' claims shall be subordinated to the claims of depositors and other unsubordinated creditors of Northern Rock in respect of their respective Senior Claims (as defined in "*Description of the Notes – Status and Subordination of Subordinated Notes*"

below). Payments of principal and interest in respect of the Subordinated Notes are, in the event of a winding up of, or such an administration of Northern Rock as referred to above, conditional upon Northern Rock being solvent at the time of payment by Northern Rock.

Northern Rock's obligations under Perpetual Subordinated Notes will be direct, unconditional, unsecured and subordinated to the claims of Senior Creditors (as defined in "*Description of the Notes – Status and Subordination of Subordinated Notes*" below). Payments of principal and interest in respect of Perpetual Subordinated Notes are conditional upon Northern Rock being solvent at the time of payment by Northern Rock. If at any time an order is made or an effective resolution is passed for the winding up in England of the Northern Rock (except in the circumstances described in "*Description of the Notes – Status and Subordination of Subordinated Notes*" below), or an administration of Northern Rock where the administrator has served notice that he or she prepares to make a distribution to creditors, the Noteholders shall receive, in respect of each Note, such amount (if any) as would have been payable to the Noteholder if, on the day prior to the commencement of the winding up or such administration, such Noteholder were the holder of a class of preference share in the capital of Northern Rock having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the capital of Northern Rock, as more fully described in "*Description of the Notes – Status and Subordination of Subordinated Notes*" below.

In respect of Perpetual Subordinated Notes, payments of interest are in addition to the right of Northern Rock to defer payments of interest as more fully described in "*Description of the Notes – Status and Subordination of Subordinated Notes*" below.

Basel Capital Requirements Directive

The Basel Committee has issued proposals for reform of the 1988 Capital Accord and has proposed a framework which places enhanced emphasis on market discipline and sensitivity to risk. Northern Rock cannot predict the precise effects of the potential changes that might result from implementation of the proposals on both its own financial performance or the impact on the pricing of its Notes issued under the Program. Prospective investors in the Notes should consult their own advisers as to the consequences for them of the potential application of the New Basel Capital Accord proposals.

USE OF PROCEEDS

The net proceeds of each issue of Notes will be used by Northern Rock for the purpose of funding its business. See "Description of Business" for a detailed description of the business of Northern Rock to be funded.

DESCRIPTION OF NORTHERN ROCK AND ITS BUSINESS

Northern Rock plc

Northern Rock is a public limited liability company incorporated and registered in England and Wales under the Companies Act 1985. Northern Rock is a specialized mortgage lender whose core business is the provision of residential mortgages in the United Kingdom funded in both the retail and wholesale markets. Northern Rock, together with its subsidiaries and associated companies, also engages in personal unsecured lending, secured commercial lending and distribution of third party insurance products. At December 31, 2004, the Group (as defined below) had adjusted total assets of £64.9 billion (including securitized mortgage loans).

Northern Rock's ordinary shares are listed on the London Stock Exchange. The principal executive office of Northern Rock is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom, its telephone number is +44-(0)845-600-8401, and its website address is www.northernrock.co.uk.

Organizational Structure

Northern Rock currently has the following two principal subsidiaries, each of which is wholly owned by Northern Rock: Northern Rock Mortgage Indemnity Company Limited ("NORMIC"), a Guernsey limited liability company providing mortgage indemnity insurance to Northern Rock and Northern Rock (Guernsey) Limited, a Guernsey limited liability company engaging in retail deposit taking. Northern Rock and its principal subsidiaries are referred to collectively in this Offering Circular as the "**Group**". See "Other Activities" below.

History and Development of the Company

Northern Rock was originally formed as a building society (a mutual form of organization existing under English law which engages primarily in residential mortgage lending and deposit taking) in 1965. Northern Rock Building Society was formed on July 1, 1965, as a result of the merger of Northern Counties Permanent Building Society (established in 1850) and Rock Permanent Building Society (established in 1865). After such time, Northern Rock Building Society merged with a number of small, local building societies and, prior to its conversion to a public limited company in October 1997, was an amalgamation of 53 societies.

The most significant development in the recent history of Northern Rock was its conversion, effective October 1, 1997, from a mutual form U.K. building society to a U.K. authorised bank, listed on the London Stock Exchange and authorized, at the time of its conversion, under the Banking Act 1987 and currently, under the FSMA (which replaced the Banking Act 1987 and other financial services legislation). Prior to the conversion, Northern Rock's activities as a building society were limited by statute primarily to its core business purposes of making residential mortgage loans and accepting retail deposits, with particular restrictions as to the level of wholesale funding it could utilize. Upon conversion to a U.K. bank, and following certain regulatory developments in the U.K. described below under "Supervision and Regulation", the scope of banking services which Northern Rock may now engage in has been greatly expanded, although Northern Rock intends to remain focused on its core business as described below.

The conversion also resulted in the establishment of The Northern Rock Foundation, a charitable body which is entitled to receive approximately 5% of the annual consolidated profit before tax of Northern Rock and holds certain Foundation Shares. See "–The Northern Rock Foundation" below.

On August 1, 2002 Northern Rock acquired Legal & General Bank Limited and Legal & General Mortgage Services Limited which comprised the retail banking operations of Legal & General plc. On completion, Northern Rock acquired total assets of £1.9 billion, of which £1.5 billion were loans and advances to customers, primarily residential mortgage advances. Northern Rock also obtained £1.2 billion of retail deposit balances. During 2002, the assets, liabilities and operations of these companies were transferred to Northern Rock plc.

Business Overview

Northern Rock specializes in lending to individuals with a core business of providing residential mortgage loans, funded in both the retail and wholesale markets. Northern Rock's operations are primarily concentrated in the United Kingdom. At December 31, 2004, Northern Rock held an estimated 5.5% of U.K. mortgage balances and an estimated 2.0% of U.K. retail savings balances. In addition, the Group engages in personal unsecured lending, secured commercial lending and distribution of third party insurance products. At December 31, 2004, total assets of the Group were £42.8 billion and total assets adjusted to include assets subject to securitization of £22.3 billion were £64.9 billion. Profit on ordinary activities after tax for the year ended December 31, 2004, was £306.2 million.

Northern Rock is one of the top ten mortgage lenders in the United Kingdom based upon loans outstanding. In the U.K. mortgage market, Northern Rock had an estimated market share of approximately 11.2% on the basis of net lending during 2004 (*i.e.* increase in outstanding mortgage balances) of £12.9 billion and an estimated market share of approximately 6.8% on the basis of gross lending during 2004 (*i.e.* solely on the basis of new mortgage lending during the year) of £23.3 billion.

Northern Rock focuses on its core business of providing residential mortgage loans in the United Kingdom. For the years ended December 31, 2004, 2003, and 2002, the portion of interest income attributable to the portfolio of secured loans (predominantly residential mortgage loans) amounted to 78.5% in 2004, 78.0% in 2003, and 76.4% in 2002. By comparison, the only other major category of interest earning assets consists of investments held by Northern Rock's Treasury Department principally to meet both internal and regulatory liquidity requirements. Interest income from Treasury assets as a percentage of total interest income amounted to 12.3% in 2004, 12.8% in 2003 and 13.9% in 2002. The balance of total interest income is derived from the Group's personal unsecured lending portfolios.

Strategy of the Group

Northern Rock's primary business objective is to maximize shareholder value while continuing to ensure customer satisfaction. In seeking to achieve this, Northern Rock's strategy consists of:

- focusing primarily on its core business of providing residential mortgage loans. The Group does not intend to diversify into areas where it is unable to apply its expertise;
- aiming to grow its income earning assets by offering competitively priced products and thereby maintaining and increasing its market share;
- seeking to combine high quality asset growth with strict cost control, thus further reducing unit costs and sustaining its pricing advantage, profitability and future growth;
- continuing to identify and prudently develop opportunities to supplement its business with complementary products, including insurance via third party suppliers, secured commercial lending, and personal unsecured lending; and
- funding the Group's operations based upon an appropriate mix of funding sources including retail, wholesale and securitization.

Funding

Competition in the retail deposit market, together with the increased level of funding required by Northern Rock to meet its strong asset growth, has meant that pricing for new retail funding in recent years has been less attractive to Northern Rock. See "– Competition" below. As a consequence, greater emphasis has been placed on raising wholesale funds internationally and through the use of securitization programs.

Northern Rock intends to maintain its retail franchise and will continue to seek new sources of retail funding both in the U.K. and Europe.

Northern Rock has significantly expanded the use of wholesale funding sources. Wholesale funding sources include funding raised in the capital and money markets through commercial paper and medium-term note programs and the issue of instruments such as time deposits and certificates of deposits, to banks, other financial institutions and corporate customers.

In addition to retail and wholesale funding sources, securitization of residential mortgage assets, as a third source of funding, was developed during 1999. As at December 31, 2004 Northern Rock had raised £29.7 billion via its mortgage securitization issues, with £11.1 billion completed during 2004. In addition, in 2002, a securitization of commercial secured loans was undertaken by Northern Rock, raising £500 million. Further mortgage securitization issues are planned for 2005 and beyond, with an issue of £4.5 billion residential mortgage backed notes completed in January 2005 and a further issue of £4.0 billion in May 2005. *See* "– Treasury and Wholesale Funding" below for more information regarding Northern Rock's use of securitization as a funding source. During 2004, Northern Rock established a €10 billion Global Covered Bond Program. The inaugural issue of €2.0 billion covered bonds was followed in April 2005 by a further issue of €1.5 billion covered bonds. The covered bond is secured by a pool of ring-fenced mortgages which remain on-balance sheet as Northern Rock retains substantially all the risks and rewards associated with the loans.

Competition in both the retail savings and lending markets is likely to remain strong, which can be expected to place continuing pressure on interest margins for the industry as a whole. Northern Rock has addressed this challenge by continuing to grow its income earning assets through competitive pricing, utilizing its low cost base. It has also offset overall margin decline by controlled growth of personal unsecured lending and secured commercial lending, both of which earn premium rates of interest, the introduction of innovative, higher margin products and the use of differential product pricing based upon loan-to-value ratios.

Acquisitions

The Board will only consider acquisitions where they are consistent with the Group's business objectives and provide returns which enhance shareholder value.

Lending

The Group's lending activities focus on residential mortgage lending in the United Kingdom. The Group also engages in commercial secured lending and unsecured personal lending. Total revenues from the Group's lending activities comprising interest income and fees (net of service charges) amounted to £2,775 million for the year ended December 31, 2004, £1,984 million for 2003 and £1,657 million for 2002. Revenues from lending activities accounted for 85.3% of total revenues for the year ended December 31, 2004, 84.0% of total revenues for 2003 and 82.8% for 2002. A description of such lending activities is set forth below.

U.K. Residential mortgage lending

U.K. residential mortgage lending is Northern Rock's core business. A residential mortgage is a loan which is partly or fully secured on the residential property of the borrower on terms which allow for repossession and sale of the property if the borrower breaks the terms and conditions of the loan. Northern Rock's policy is for all residential mortgage loans to be first charges on the mortgaged property. Consequently, Northern Rock's residential mortgage lending carries lower risk than certain other types of bank lending.

Northern Rock has a growing presence in the U.K. mortgage market. At December 31, 2004, the Group had 584,000 residential mortgage accounts with outstanding balances of £49.0 billion representing 75.6% of adjusted total assets. Although based in the North East of England, Northern Rock achieves a diversified spread of lending throughout the U.K. broadly in line with the distribution of the population. In 2004, based on an analysis of total gross residential lending, as defined in the table below, 15% of new lending was in the North of England, 10% in Scotland, 24% in Central England and 51% in the South of England.

The following table shows the Group's growth in residential mortgage advances over the three year period ended December 31, 2004.

	At December 31,		
	2004	2003	2002
	(£ Millions, except for percentages)		
Advances secured on residential property	27,000.7	23,179.7	20,729.5
Advances secured on residential property subject to securitization[1]	22,048.4	15,229.4	9,287.8
Total	49,049.1	38,409.1	30,017.3
Annual growth	27.8%	28.0%	33.2%
Proportion of adjusted total assets[2]	75.6%	73.9%	71.6%

Notes:

(1) Since 1999, Northern Rock has securitized a portion of its residential mortgage assets as a diversified source of funding. Such residential mortgages are originated by Northern Rock under normal credit criteria and continue to be administered by Northern Rock in the same manner as non-securitized mortgages. For a description of Northern Rock's use of securitization as an additional funding source, see "– Treasury and Wholesale Funding" below.

(2) As used in this report, "adjusted total assets" of the Group are equal to the total assets of the Group adjusted to include advances secured on residential property subject to securitization as described in Note 1 above.

During 2004 the U.K. mortgage market remained extremely buoyant boosted by low interest rates, house price inflation of approximately 15% and low levels of unemployment. Based upon Bank of England statistics reported by the Council of Mortgage Lenders, U.K. gross mortgage lending totalled £291.6 billion in 2004 compared with £277.2 billion in 2003, an increase of 5.2%. Net mortgage lending remained level in 2004, totalling £101.1 billion which was the same amount as in 2003. Management expects annualized house price inflation will more closely align with the rate of growth in average earnings over the medium term. Management also expects the gross mortgage market to remain strong during 2005, albeit at lower levels than seen in 2004, supported by strong re-mortgage activity underpinned by low inflation, low interest rates and generally low levels of unemployment.

Structural changes in the residential mortgage market, including the reduction in use of overhanging early repayment charges, certain lenders operating a two tier pricing structure for existing borrowers, competition from alternative, non-traditional sources and low market interest rates, have caused the U.K. residential mortgage market to become heavily commoditized, with competition for business to a large extent driven by price. Management believes that, in this market, borrowers are prepared to transfer their loans to other lenders (re-mortgage) in order to obtain discounted interest rates, fixed interest rates, cashback offers or a combination of these. Therefore, it is expected that, as the market has become increasingly liquid, there are opportunities for profitable growth for those cost efficient lenders, such as Northern Rock, that are able to offer attractive pricing. Accordingly, Northern Rock has introduced and markets a wide range and variety of competitively priced products designed to maintain and increase market share. Northern Rock also rewards loyalty by offering a concessionary discount against its standard variable rate for customers of seven years or more. Northern Rock's market share of redemptions in 2004 was only 4.5%, compared with its share of outstanding balances of 5.5% at the end of 2004, emphasizing Northern Rock's focus on retention of existing customers.

Discounted mortgage products are a common feature in the U.K. market. At the end of the discount period, the loan becomes a standard variable rate loan, the rate being set by Northern Rock by reference to market conditions and U.K. base interest rates as set by the Monetary Policy Committee of the Bank of England.

The U.K. market has traditionally demanded variable rate products. However, in recent years the demand for short term fixed rate products has fluctuated in response to market expectations of changes in the level of interest rates.

Northern Rock offers a wide range of fixed rate, capped rate and variable rate mortgages. Fixed rate products generally offer a predetermined interest rate for typically two or five years, after which they bear interest at standard variable rates. Capped rates offer a fixed ceiling above which the

interest rate cannot rise for a predetermined period. Discounted variable rate mortgages offer a two or three year discount against standard variable rates and may therefore rise or fall as general interest rates change. A cashback mortgage involves a payment of interest at the standard variable rate but the customer receives an upfront cash incentive to take out a loan. In order to mitigate the risk of early repayment associated with discounted mortgage products and other mortgage incentives, Northern Rock, in line with market practice, imposes early repayment charges on most products during an incentive period to protect the profitability of each loan.

Northern Rock also offers a combined secured residential mortgage and unsecured loan with one monthly repayment marketed under the name "together". This product is offered as a variable rate or fixed rate product. The "together" product allows flexible payments, permitting under or over-payment, payment holidays or re-drawing of over-payments. Such combination of loan types (also referred to as "credit bundling") enables Northern Rock to monitor a customer's overall credit position, enhance margin and promote customer retention. During 2004, the secured element of "together" lending amounted to £3,798 million, while the unsecured element of "together" lending amounted to £710 million. The "together" secured loans account for approximately 18% of outstanding secured residential balances which management expects to continue in the medium term.

Northern Rock also offers a mortgage product named Lifetime aimed at older customers whose residences are not mortgaged. Customers obtaining a Lifetime loan are able to utilize the equity in their homes to obtain a lump sum advance or a monthly income stream which is secured by a first mortgage on their property. Unlike traditional mortgage lending, Lifetime loans have no set repayment date and no monthly loan repayments. Instead, the loan plus accrued interest is repaid from the sale of the property following death, a move into long term care or sheltered accommodation or moving house. Underwriting criteria and the management of risks associated with Lifetime lending also differ from traditional mortgages in that the amount of loan available to a customer is determined by reference to their age and the value of their property. Lifetime loans accounted for 1.8% of gross new residential lending in 2004, and Management expects that Lifetime loans will continue to grow in 2005.

Northern Rock also offers a Buy to Let product which is focused on lending to private investors secured on good quality residential properties with low loan-to-value ratios (or "LTVs"). Such lending accounted for 4.0% of Northern Rock's year end mortgage portfolio compared to 2.4% as at December 31, 2003. Gross mortgage lending amounted to 6.4% of total gross lending in 2004 compared to 1.7% in 2003.

An analysis of Northern Rock's gross residential mortgage lending by product type over the last three years is shown in the following table.

Analysis of Gross Mortgage Lending by Product Type

	2004	2003	2002
	(%)	(%)	(%)
Fixed rate (up to 2 years)	46	46	38
Fixed rate (over 2 years)	8	10	17
Cashback	1	1	2
Discount	16	14	9
"together"	21	25	31
Lifetime	2	4	3
Buy to Let	6	2	—

A normal condition of upfront incentives is that incentive repayment charges are payable by the borrower in the event of repayment within a specified time. The purpose of such charges is to mitigate the risk of early repayment to ensure that Northern Rock achieves the required profitability from each mortgage. Since 2002, and in line with market practice, Northern Rock has increasingly offered products with shorter early repayment charge periods but with consequently lower levels of incentives, as well as tapering early repayment charges which reduce over the early repayment charge period. A "Base Rate Pledge" is also maintained whereby Northern Rock guarantees that the variable rate paid during the early repayment charge period will be the lower of Northern Rock's standard variable rate or the Bank of England's base rate plus an agreed percentage.

Northern Rock has increased its mortgage lending principally due to attractive pricing combined with effective distribution and processing. This growth has been achieved while maintaining arrears levels at December 31, 2004, which were significantly below the U.K. industry average as shown in the following table:

Arrears[(1)]	Northern Rock	U.K. Industry Average[(2)]
	% of total mortgages	
3-6 months	0.29	0.47
6-12 months	0.07	0.23
Over 12 months	0.01	0.10
Total	0.37	0.80

Notes:

(1) For additional information regarding historical arrears levels, see "Selected Statistical Information – Analysis of Residential Mortgage Loans in Arrears" below.

(2) Source: Council of Mortgage Lender's figures for the year ended December 31, 2004.

Northern Rock has adopted a low risk policy to mortgage lending and utilizes a sophisticated credit scorecard to assist in minimizing credit risk. Credit assessment takes into account, among other things, income multiples, loan to value criteria, credit history and the amount of the loan. As noted above, Northern Rock's policy is for all residential mortgage loans to be first charges on the mortgaged property, and Management closely monitors exposure limits based upon loan-to-value ratios, loan size, and geographic distribution within its residential mortgage loan portfolio. The combination of credit risk assessment, together with credit risk management, are reflected in mortgage arrears falling since 1994. For additional information regarding how the Group manages credit risk in connection with new lending, see "Financial Risk Management – Credit Risk". The Group's lending practices are consistent with other similar financial institutions operating in the United Kingdom. Such practices differ in certain respects from lending practices of similar institutions operating in the United States. See "Selected Statistical Data-Problem and Non-performing Loans and Advances-Differences in Lending and Accounting Practices" herein for additional information.

The proportion of Northern Rock's lending to first time buyers was 21% in 2004 compared with 23% in 2003 and 26% in 2002. Northern Rock also manages risk through monitoring LTVs. LTVs represent the percentage that a particular mortgage loan relates to the estimated value of the residential property securing such loan. In 2004 the average LTV of Northern Rock's new residential lending was 76% compared to 75% in 2003 and 2002. In 2004, lending in excess of 90% LTV was 22%, compared with 26% in 2003 and 23% in 2002. Northern Rock has almost no loans with an LTV ratio in excess of 95%. The trend of lower volumes of high LTV lending in 2004 and 2003, together with strong house price inflation in recent years, have resulted in the average indexed LTV of Northern Rock's residential mortgage lending portfolio falling to 53% as at December 31, 2004 from 55% as at December 31, 2003. Northern Rock also avoids large loans with only 3.5% of new lending above £500,000 in 2004.

In addition to new mortgage loans, Northern Rock offers further secured advances on existing mortgaged property to customers consistent with the lending criteria discussed above.

Commercial secured lending

Northern Rock engages in a limited amount of commercial secured lending. Commercial secured lending provides a diversification of assets and enhances interest margin for the Group. Northern Rock has a commercial loan portfolio which comprises two types of loans: loans secured on residential property and loans secured on non-residential property. Northern Rock also has securitized certain commercial loans that are secured on non-residential properties in connection with its securitization program. The amount outstanding in respect of these types of loans at December 31, 2004, was as follows:

Commercial Secured Loans	**£ millions**	**% of adjusted total assets**
Advances secured on residential property[1]	696	1.1
Advances secured on non-residential property	1,290	2.0
	1,986	3.1
Advances secured on non-residential property, subject to securitization	290	0.4
Total commercial secured loans	2,276	3.5

Note:
(1) For statutory reporting purposes, these advances are included within advances secured on residential property.

Commercial loans secured on residential property mainly consist of loans to individuals or corporates and residential investment property portfolios. In addition, there is a small historical element of social lending to organizations such as housing associations, also secured on residential property. Commercial loans secured on residential property attract the same regulatory risk weighting as advances to owner-occupiers secured on residential property if lending to an individual, or an increased regulatory risk weighting if lending to a corporate body.

Loans secured on non-residential property consist of more traditional types of commercial secured lending. Such loans represent loans to individuals or corporations to support investment in properties mainly for retail, office or industrial use. Loans secured on non-residential property have traditionally carried higher risk of default and accordingly carry a higher regulatory risk weighting than loans secured on residential property. As noted above, certain loans secured on non-residential property were securitized by Northern Rock during 2002.

Northern Rock closely monitors and controls the risks involved in commercial lending, specializing in lending to the investment property sector. The maximum LTV ratio for a commercial loan will depend on the quality of the borrower, tenants and assets. Close attention is also given to the borrower's ability to service the loan as well as the terms of underlying leases of tenants. In addition to individual loan underwriting criteria and management, Northern Rock has closely monitored portfolio exposure limits to control exposure to individual sectors, LTV, loan size and interest only periods.

Northern Rock's commercial loan portfolio continues to perform well with only eight loans (representing 0.3% of the total number of commercial loans) more than three months or more in arrears on December 31, 2004 as compared to 21 loans (representing 0.5% of the total number of commercial loans) more than three months or more in arrears at December 31, 2003.

Management intends to continue to grow its commercial secured loan portfolio cautiously during 2005 while maintaining the existing level of credit quality throughout the portfolio.

Personal unsecured lending

The Group also engages in personal unsecured lending and until May 30, 2003 engaged in a limited amount of credit card lending. For the year ended December 31, 2004, gross lending attributable to personal unsecured loans was £2,792 million (of which £710 million related to "together" unsecured loans, and £2,082 million to stand-alone personal unsecured loans), as compared to £1,694 million for 2003. Year-end balances of personal unsecured lending totalled £4,669 million at December 31, 2004 compared with £3,293 million at December 31, 2003. Personal unsecured lending is considered to be an area of potential profitable growth for Northern Rock, particularly for such

lending made as part of the "together" product which is considered to be a lower risk product as supported by its arrears performance. On May 30, 2003, Northern Rock sold its credit card portfolio of approximately £217 million to The Co-operative Bank. As part of the agreement, Northern Rock offers credit cards issued by The Co-operative Bank to Northern Rock customers under the Northern Rock brand.

The Group out-sources the processing and administration of part of its personal unsecured loan portfolio to Ventura, a U.K. company and part of the Next Group plc, which receives an administration fee. Northern Rock underwrites, prices and funds the loans, earning premium rates of interest compared to residential mortgage lending. Additional fee income is generated from the relationship with the customer through the sale of payment protection insurance. The "together" unsecured loans are administered in-house.

Personal unsecured lending carries more risk than residential mortgage lending and accordingly carries a 100% risk weighting for purposes of determining the Group's regulatory capital requirements. Default risk on personal unsecured lending is greater because such lending is unsecured. In order to mitigate such risks, Northern Rock uses a sophisticated credit scorecard designed to evaluate the borrower's ability to repay the loan. In addition, Northern Rock imposes a maximum limit on the size of personal unsecured loans and encourages customers to take out payment protection insurance. See "Financial Risk Management – Credit Risk" below for additional information regarding how the Group addresses credit risk in connection with new lending. At the end of 2004, only 1.04% of unsecured personal loans were three months or more in arrears, and only 0.77% of "together" unsecured accounts were three months or more in arrears as compared with 1.0% and 0.8%, respectively, at the end of 2003.

Insurance

In conjunction with its core business of providing residential mortgage loans, the Group is also involved in general insurance distribution, life assurance distribution and the provision of mortgage indemnity insurance.

General insurance distribution

Northern Rock distributes a limited range of household building and contents and payment protection insurance products, primarily to its residential mortgage customers, through third party providers. Under arrangements with third party providers, Northern Rock receives a commission on policies sold, but does not take any underwriting risk from policies. Building and contents policies are provided through an exclusive arrangement with Axa Insurance, a member of the Axa Group of companies. The Group also distributes payment protection products for mortgage and unsecured lending customers underwritten by Legal and General Insurance Limited and Pinnacle Insurance plc respectively, for which the Group receives commissions.

Commissions from general insurance sales provide an important source of non-interest income for the Group. The Group's strategy in general insurance is to continue to act solely as a distributor of a range of flexible insurance products, maintaining its existing insurance customer book through an active retention strategy and improving its sales to new borrowers and other customers. Management believes that strong competition in the market, particularly from direct insurance providers, will continue. In confronting this competition, Northern Rock's relationships with its third party providers should enable it to retain product and pricing flexibility and participate in profits without underwriting risk.

Life assurance distribution

The Group has a close relationship with Legal & General, a leading U.K. life assurance provider. Northern Rock's residential mortgage customers are routinely referred to Legal & General for advice on life assurance products, including endowment products. Northern Rock receives a commission for introducing these customers to Legal & General. Northern Rock plans to continue to act as an introducer for Legal & General.

Other Activities

Personal banking

Northern Rock provides a limited range of money transmission facilities, including check guarantee and debit cards, to its current account customers. At December 31, 2004, the Group had approximately 152,000 current accounts with balances of £198 million. Northern Rock's customers also have access to approximately 19,000 automated teller machines ("ATMs") through the LINK network in the United Kingdom which allows Northern Rock customers to engage in limited money transmission transactions at certain financial institutions other than Northern Rock.

Mortgage indemnity guarantee insurance

Northern Rock Mortgage Indemnity Company Limited ("NORMIC") is the Group's captive insurance company based in Guernsey. Up to December 31, 2002 NORMIC provided mortgage indemnity guarantee insurance to Northern Rock in the event of losses being incurred following repossession of a property from a defaulting borrower. As from January 1, 2003 Northern Rock ceased purchasing mortgage indemnity guarantee insurance from NORMIC. Existing cover remains in force, although coverage for mortgage loans is cancelled in the event that a further advance is granted with respect to those mortgage loans.

Retail Funding

At December 31, 2004, Northern Rock had retail funding deposits of £17.2 billion, representing a market share of approximately 2.0% of U.K. retail savings balances, based upon Bank of England statistics. Net new retail funding in 2004 amounted to £896 million, including interest credited of £407 million. Retail funding represented 28.5% of total funding, including securitized bonds, of the Group at December 31, 2004. Northern Rock intends that loans and advances not subject to securitization will be funded in the medium term at least 50% by retail funding.

Northern Rock provides a wide range of retail savings products, including demand deposit accounts, notice accounts and short term fixed rate bonds. In addition, Northern Rock provides tax efficient accounts (ISAs) and tracker accounts on which interest rates are automatically linked to U.K. bank base rates, as set by the Monetary Policy Committee of the Bank of England from time to time. During 2004 net new funding was strongest in fixed rate bonds and in the new Silver Savings account which was launched in September 2004 and was specifically designed to offer access to postal or branch savings for customers over 50 years old. This account attracted balances of over £1,250 million by the year end. Fixed rate bonds also remained popular. For a discussion of how Northern Rock manages exposure to interest rate movements when there is a mismatch between interest rate sensitive assets (such as loans) and liabilities (such as retail deposits), see "Financial Risk Management – Mark Risk – Interest Rate Risk" and "– Interest Rate Sensitivity Cap" below.

Management believes that the primary determinant for attracting retail savings is the interest rate offered to savers. Accordingly, Northern Rock pursues a strategy of launching competitive products, utilizing its cost advantage. It gathers retail funds from a number of sources, namely its branch network, postal accounts, offshore accounts (administered in Guernsey and Ireland), telephone accounts gathered by its Save Direct division and internet-based deposit accounts.

The table below provides information regarding the various types of accounts through which the Group obtained retail funds as at December 31, 2004, 2003 and 2002:

	At December 31,		
	2004	2003	2002
		(£ millions)	
Branch accounts	3,051.3	2,437.2	2,175.5
Postal accounts	7,536.3	6,230.8	5,442.2
Offshore accounts	2,499.4	2,405.9	2,385.1
Telephone accounts	895.9	1,339.8	1,935.4
Internet accounts	2,503.4	2,891.4	2,214.7
Legal & General branded accounts	752.2	1,037.7	1,183.2
Total retail balances	17,238.5	16,342.8	15,336.1

In response to consumer concerns over industry practices relating to the introduction of new savings products, Northern Rock operates a "Savings' Pledge": The Savings' Pledge is designed to ensure that Northern Rock's retail savings customers receive notifications and other important information significantly in excess of the industry standards and those required to comply with the U.K. Banking Code. The Savings' Pledge assures that Northern Rock's retail savings' customers are notified in writing every time Northern Rock makes a change to the interest rate on their accounts, launches a new savings product which is available to the majority of them, or changes the terms and conditions on their accounts. Any decreases in rates of interest paid will be introduced only after a period equivalent to any notice period on the account affected. Management believes that the Savings' Pledge gives Northern Rock a competitive advantage in the U.K. retail savings market.

The U.K. retail savings market has been subject to strong competition. During the late 1990s and 2000, new entrants such as insurance companies and certain retailers increased competition and since then competition has been maintained by the introduction of stand alone internet banks or brands. The effect of such competition has been an increase in the relative cost of retail funds and especially for new retail funds. Consequently, since 2003, Northern Rock has funded its asset growth primarily through the wholesale markets and securitization. Management expects this funding strategy to continue throughout 2005, utilising a combination of traditional wholesale and retail markets, augmented by asset securitisation and covered bonds

Treasury and Wholesale Funding

The Treasury department provides treasury services to the Group. It has three main objectives: (i) to manage the Group's liquidity and investments, (ii) to raise funds on the wholesale capital and money markets and (iii) to manage interest rate and currency risks. Total investment income from the Group's liquidity and investment activities amounted to £342.3 million for the year ended December 31, 2004, £256.6 million for the year ended December 31, 2003 and £240.1 million for 2002. Income from these activities accounted for 10.5% of total income for the year ended December 31, 2004, 10.95% of total income for 2003 and 12.0% of total income for 2002.

Northern Rock raises wholesale funds from a variety of sources, including time deposits, certificates of deposit, commercial paper and medium-term notes. Funding from wholesale markets and securitization, excluding subordinated liabilities, amounted to £43.2 billion at December 31, 2004, representing 71.5% of total funding (including securitized bonds).

Treasury aims to achieve a diversified source of wholesale funding both geographically and by categories of investors, as well as a range of maturities to prevent dependence on any particular funding sector. With regard to the geographical distribution of wholesale funding sources, a variety of programs are currently in place to raise both short-term and long-term funding globally, although principally in the U.S. and Euro capital markets. With regard to categories of investors, such programs currently can access both institutional and retail investors in the Euro and French commercial paper and Euro medium-term note market, as well as institutional investors in the commercial paper and medium-term note markets in the United States.

Since 1999, Northern Rock has been a major issuer of securitized bonds. Securitization involves the sale of residential mortgage loans by Northern Rock at par to special purpose securitization companies, which fund their purchase through the issuance of mortgage backed securities. Northern Rock also makes interest bearing subordinated loans to the special purpose companies, the repayments of which are subordinated to the claims of the holders of the mortgage-backed securities. Other than the subordinated loan and the provision of mortgage indemnity guarantee insurance via a subsidiary company, with respect to certain of the securitized mortgage loans originated before January 1, 2003 (see "– Other Activities – Mortgage Indemnity Guarantee Insurance"), Northern Rock does not guarantee any of the liabilities of the special purpose companies.

The securitized mortgage loans and the mortgage-backed securities are reported on the Group balance sheet using linked presentation under U.K. GAAP. Under linked presentation, only the net amount of the Group's interest in the securitized mortgage loans is consolidated, with the related gross amounts shown on the face of the balance sheet. Northern Rock continues to administer the securitized mortgage loans under an administration agreement but does not own directly or indirectly any of the share capital of the special purpose companies. The interest income on the securitized mortgages and the interest expense payable to the holders of the mortgage-backed securities is

accounted for within the special purpose companies. This net interest income is reported within interest receivable in the Northern Rock Group Consolidated Financial Statements.

The following table sets out details of Northern Rock's securitization issues.

Securitization Company	Date	Gross assets securitized
		(£ millions)
Residential:		
Granite Mortgages 99-1 plc	October 1, 1999	600
Granite Mortgages 00-1 plc	March 1, 2000	750
Granite Mortgages 00-2 plc	September 25, 2000	1,300
Granite Mortgages 01-1 plc	March 26, 2001	1,500
Granite Mortgages 01-2 plc	September 28, 2001	1,500
Granite Mortgages 02-1 plc	March 20, 2002	2,420
Granite Mortgages 02-2 plc	September 23, 2002	2,748
Granite Mortgages 03-1 plc	January 21, 2003	3,010
Granite Mortgages 03-2 plc	May 21, 2003	2,495
Granite Mortgages 03-3 plc	September 24, 2003	2,225
Granite Mortgages 04-1 plc	January 28, 2004	3,472
Granite Mortgages 04-2 plc	May 26, 2004	3,650
Granite Mortgages 04-3 plc	September 22, 2004	4,000
Commercial:		
Dolerite Funding No. 1 plc	June 24, 2002	500

Securitization provides Northern Rock with an alternative source of funding which is also capital efficient. Management intends to continue to use securitization as a funding source during 2005 and beyond. Already, as of January 26, 2005, a further securitization of £4.5 billion of residential mortgages has been completed and on May 25, 2005 a further £4.0 billion was completed.

The Group invests in a wide range of liquid assets, including fixed deposits, certificates of deposits, gilts, floating rate notes and structured investments to meet regulatory requirements and agreed operational limits. The Group does not operate trading portfolios although income maximization is targeted and profits are taken when opportunities arise. At December 31, 2004, 96% of Treasury counterparty exposures were rated single A or better. There is no exposure to emerging markets or non-investment grade debt.

During 2004, Northern Rock established a €10 billion Global Covered Bond Programme. The inaugural issue of €2 billion covered bonds was followed in April 2005 by a further issue of €1.5 billion covered bonds. The covered bond is secured by a pool of ring-fenced mortgages which remain on-balance sheet as Northern Rock retains substantially all the risks and rewards associated with the loans.

Treasury provides risk management services to the Group and makes use of off-balance sheet instruments such as swaps, futures and options, which reduce the Group's exposure to changes in interest rates and currency rates. See "Financial Risk Management" below for further details of risk management.

Distribution Network

The Group operates a diversified, low cost distribution network. In addition to serving existing customers, this has enabled Northern Rock to grow its business while controlling costs. Northern Rock has centralized the administration of mortgages and savings products and increased the network's emphasis on sales. The distribution network is targeted to achieve volume growth principally in residential mortgage lending and insurance sales and to support the Group's retail funding objectives. Developments in the network have focused on cost efficiency and meeting the needs of customers who are increasingly prepared to transact business by mail, telephone or by e-commerce.

The distribution network for the Group's products consists of the following:

- branches;
- intermediaries;

- mortgage sales centers;
- telemarketing;
- postal retail funding;
- offshore retail funding;
- regional commercial lending centers; and
- the internet.

Branches

Traditionally branches were a major source of mortgage lending and retail funding for retail banks. Northern Rock has achieved volume growth and geographical spread in its core markets through alternative and more cost efficient distribution means which have resulted in a reduction in its branch network, which is located mainly in the North of England.

All branches sell Northern Rock's core residential mortgage and retail savings products (excluding postal and telemarketing products), personal lending and third party insurance. Branches concentrate on customer service and selling new business and perform little mortgage processing, which has been centralized. There were 56 branches open at the end of 2004.

Northern Rock opened three new mortgage centers in major U.K. cities in 2004. In addition a further seven are planned in 2005 and 2006. These outlets will enhance mortgage and personal lending distribution but will not provide retail deposit facilities.

Intermediaries

Distribution through intermediaries accounted for approximately 89% of new mortgage lending in 2004 as compared with 87% of new mortgage lending in 2003 and 76% in 2002. Distribution through intermediaries allows Northern Rock to achieve national distribution coverage. Such intermediaries range from large U.K. insurance companies to small independent mortgage advisors, which operate within "groups" or independently. Intermediaries are supported locally by business development sales teams. Depending on the arrangements in place between Northern Rock and a particular intermediary, intermediaries are compensated for introducing the mortgage business in line with general market practice. Management expects that strong relationships with intermediaries will continue to be an important element of Northern Rock's distribution strategy.

The processing of intermediary introduced business is routed through an automated Decision Call Center and associated processing center providing flexibility and capacity. The Center gives loan application decisions via the telephone or internet and provides the introducer with pre-populated application forms (i.e., forms are completed or partially completed by Northern Rock based upon information provided over the telephone or internet for verification by the customer). The Decision Call Center technology has also been implemented for all direct customers.

Mortgage sales centers

Northern Rock currently has 13 mortgage sales centers, mainly located in areas where Northern Rock does not have branches, including Central England and the South of England. Mortgage sales centers have been important in helping to establish a national lending base. Such centers are situated in low cost premises away from expensive town center locations, and are to be supplemented during 2005 and 2006 by the seven new mortgage branches discussed above.

Telemarketing

Telemarketing plays an increasingly important role in generating retail funding and new residential mortgage lending.

Northern Rock Direct is a telephone-based direct marketing and selling operation. It sells mortgages and associated third party insurance products or creates leads for branches or mortgage sales centers through telephone contact with customers initiated by advertising and inclusion of products in "best buy" tables featured in most national and regional newspapers. Northern Rock also operates a stand-alone mortgage retention unit which is increasingly important in retaining existing customers.

Postal retail funding

On-shore postal-based savings accounts were introduced by Northern Rock in 1992. Since the latter part of 1998, as UK interest rates began to fall, fixed rate postal bonds having maturities of one year or more have been marketed. These bonds have proven to be popular with balances of £7.5 billion at December 31, 2004.

Offshore retail funding

Offshore postal, telephone and internet accounts, offered through Northern Rock (Guernsey) Limited, are aimed at attracting large value retail deposits. Northern Rock Ireland, a branch of Northern Rock based in Dublin, offers postal, telephone and internet accounts in the Irish market. At December 31, 2004, offshore balances amounted to £2.5 billion, with accounts offered in pounds sterling, U.S. dollars and euro.

Regional commercial lending centers

Northern Rock operates a network of eight specialized regional commercial lending centers located in areas where Northern Rock has identified a demand for commercial loan finance.

Internet-based distribution

Northern Rock has adopted e-commerce as an integral part of the Group's distribution strategy and has not developed a stand-alone, separately branded internet bank.

The Northern Rock website provides current and potential customers, and intermediaries, with round-the-clock access to the Group's full range of mortgages, savings accounts, loans and other products. Separate sites are operated for offshore products offered by Northern Rock (Guernsey) Limited and Northern Rock Ireland.

In addition to providing the latest mortgage and savings rates, the website permits visitors to, among other things, apply on-line for a personal unsecured loan, submit a full mortgage application, complete a mortgage pre-qualification form, calculate repayments on mortgage products, save on-line and locate the nearest branch. Within the website, a dedicated area has been established to provide mortgage intermediaries with product information and obtain on-line decisions, submit applications and track their progress through to completion.

During 2004, an internet based savings account which moves in line with U.K. bank base rates continued to be popular. At the end of 2004, balances in this account amounted to £2.5 billion.

Lending business generated via the internet during 2004 amounted to loan applications of approximately £5.5 billion, with approximately 22% of such applications related to unsecured loans and 78% related to mortgages. These volumes represented approximately 23% of all mortgage applications and 58% of unsecured loan applications.

Further development of internet activities will be focused on functions that are likely to generate significant levels of customer and intermediary demand, as well as cost effectiveness, while at the same time providing a secure and resilient environment for on-line users.

Capital Expenditures and Divestitures

Northern Rock, consistent with its core business of U.K. residential mortgage lending, has not undertaken significant capital expenditures (other than for head office expansion) or divestitures over the prior three year period. A summary of capital expenditures is set out in the following table.

	2004	2003	2002
		(£ millions)	
Land & Buildings	28.7	13.8	26.1
Plant, equipment, fixtures, fittings & vehicles	31.7	29.8	25.0
Total	60.4	43.6	51.1

85% of expenditure in 2004 shown as "plant, equipment, fixtures, fittings & vehicles" relates to investment in computer systems, hardware and related technology.

Northern Rock is expanding its main head office building in the North East of England. The total property costs associated with such building amounted to £56.8 million over the three years, ended December 31, 2004.

Capital divestitures over the prior three year periods are set out in the following table.

	2004	2003	2002
		(£ millions)	
Land & Buildings	4.2	0.2	3.2
Plant, equipment, fixtures, fittings & vehicles	1.5	1.0	3.1
Total	5.7	1.2	6.3

Northern Rock does not currently have any material capital divestitures in progress. See Note [21] to the Consolidated Financial Statements included elsewhere herein for additional information regarding Northern Rock's tangible fixed assets as at December 31, 2004.

The Northern Rock Foundation

In connection with the conversion of Northern Rock to a public limited company on October 1, 1997, The Northern Rock Foundation was established as an independent charitable company limited by guarantee in England and Wales. The establishment of The Northern Rock Foundation was intended to express Northern Rock's commitment to its mutual history and to the region from which its business has drawn much of its strength. The Northern Rock Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. Pursuant to a deed of covenant entered into by Northern Rock, The Northern Rock Foundation is entitled to receive 5% of Northern Rock's annual consolidated profit before tax. The Northern Rock Foundation has received non-voting and non-dividend paying Foundation Shares which would convert into just under 15% of the ordinary share capital of Northern Rock only in certain circumstances, principally involving a change in control of Northern Rock, in which event the deed of covenant would terminate.

Employees

The average number of persons employed by Northern Rock and its subsidiaries during the last three years is set forth below:

	Full Time Employees			Part Time Employees		
	2004	2003	2002	2004	2003	2002
Northern Rock core businesses	3,916	3,448	3,020	1,064	952	792

Property

The property interests of the Group at December 31, 2004, consisted of the following:

Type	Freehold	Long Term(1) Leasehold	Other Leasehold	Total
Branches	33	1	22	56
Commercial Lending	0	0	8	8
Head Office	1	4	1	6
Miscellaneous (Area offices, ATM and others)	7	1	25	33
Mortgage Processing	0	0	2	2
Mortgage Sales	0	0	13	13
Non-operational	0	0	5	5
Vacant	0	0	2	2
Total	41	6	78	125

Note:

(1) Long-Term Leaseholds generally consist of leaseholds in excess of 50 years unexpired.

Legal Proceedings

Northern Rock and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolutions of which are not expected to have a material adverse effect on the business, financial position or results of operations of the Group.

Enforcement of Civil Liabilities

Northern Rock is a public limited company incorporated and registered in England and Wales. All of its directors and executive officers are non-residents of the United States. All or a substantial portion of the assets of such non-resident persons and of Northern Rock are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or Northern Rock or to enforce them against them in United States courts' judgments obtained in such courts predicated upon civil liability provisions of the federal securities laws of the United States. Northern Rock has been advised by its U.K. counsel that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on the Consolidated Financial Statements of the Group included elsewhere in this Offering Circular. This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See "Forward-Looking Statements" above. Adjusted GAAP figures utilized in certain tables in this section and elsewhere in this Offering Circular reflect the non-recurring nature of certain items to aid compatibility between years.

Critical Accounting Estimates

Critical accounting estimates are defined as those accounting policies that require management's most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Management believes that of its critical accounting estimates (see Note 1 to the Consolidated Financial Statements), the following represent the Group's critical estimates.

Provisions for Bad and Doubtful Debts

The provision for bad and doubtful debts is established to reserve for estimated losses in the loan portfolio. The provisions are significant estimates and involve judgements at several levels. Judgement is involved in identifying loans that are at an early stage of deterioration. Judgement is also involved in deriving loss factors, in determining how many years' data to include in estimating loss severity and in determining whether this data covers a full credit cycle, if such data does not, this could lead to inaccuracies. Similarly, management must assess which available external data best reflects its own specific loan portfolios and which should therefore be used in its loss estimates. The factors considered include the nature of the loan portfolio, the trends in actual and expected credit quality, including arrears, losses and bankruptcy rates and current economic conditions that may affect borrowers ability to repay. The use of different estimates or assumptions could produce different provisions for bad and doubtful debts.

Northern Rock's accounting policy for provisions for bad and doubtful debts on customer loans is described in Note 1 to the financial statements included on pages F-1 to F-87.

Specific provisions

Specific provisions are established either on a case-by-case basis or on a portfolio basis, depending on the nature of the asset. Where specific provisions are established on a case-by-case basis, the most important factors are (i) the amount and timing of cashflows forecast to be received from the borrower, and (ii) the enforceability and amount which may be recovered through the sale of any security held.

In many cases, the determination of these factors will be judgmental, either because the security may not be readily marketable or the cashflows will require an assessment of the customer's future performance. Northern Rock's practice is to make a conservative estimate of these factors and to review and update them on a regular basis.

This basis of determining provisions is applied to residential mortgages more than 180 days delinquent.

Northern Rock has no individual loans for which specific bad and doubtful debt provision have been established on a case-by-case basis where changes in the underlying factors could cause a material change to the Group's reported results.

Where specific provisions are raised on a portfolio basis, the most important factors are (i) loss rate set for each delinquency category (ii) roll rates where determined for specific portfolios, and (iii) the period embedded in the loss rate and roll rate calculations which is designed to reflect only losses inherent at the reporting date and not future losses.

The factor most susceptible to variability in management judgement is the period used in the loss rate and roll rate calculations. This factor is kept under continuous review based on the incidence of losses experienced.

The portfolio basis is applied to residential mortgages overdue but less than 180 days overdue, and unsecured consumer lending products.

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future.

The most important factors in determining general loan loss provisions are (i) historical loss rates for each separately identified portfolio (ii) determination of the period between losses occurring and establishment of a specific provision for this loss, and (iii) management's judgement of the extent to which current economic and credit conditions are such that the actual level of inherent losses is greater or less than that suggested by historical experience.

The main areas of judgement are in determining the period and assessing current economic conditions. These are kept under continuous review based on an analysis of economic forecasts, industry sector performance, insolvency and bankruptcy statistics together with details of the rate and nature of losses experienced.

Significant Accounting Policies

Fair Values

Within Northern Rock's published financial statements prepared under U.K. GAAP, there is no use of fair values except for the determination of goodwill arising on acquisitions and for memorandum disclosures within certain footnotes. Within the additional financial information presented in this Offering Circular, fair values are used in preparing the reconciliation of the income statement and balance sheet from U.K. GAAP to U.S. GAAP and within the additional disclosures required under U.S. GAAP.

Fair value is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of assets carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgement and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used and incorrect assumptions.

Accounting for Securitized Loans

Securitization is a process whereby an entity issues certain securities to investors, with the returns on the securities financed from the principal and interest cash flows from a pool of loans or other fixed assets. Northern Rock securitizes residential and commercial mortgage loans through a series of special purpose vehicles set up for this purpose. After securitization, which involves the equitable assignment of ownership rights of the loans to the special purpose vehicle, Northern Rock retains the account relationship with the customer by continuing to service the loans. As a result, it continues to regard these securitized assets as part of the business it manages.

Under U.K. GAAP, certain key accounting determinations are required in relation to securitization. Northern Rock needs to evaluate the levels of risks and rewards retained after securitization of a pool of assets, to determine whether the assets should remain on balance sheet, should be fully de-recognized or should be treated under a linked presentation as set out in Financial Reporting Standard 5, 'Reporting the Substance of Transaction' ('FRS 5'). A linked presentation should be used where the originator retains access to the benefits flowing from the assets but has a clearly defined limitation on the losses which it may incur. Northern Rock's securitizations meet the criteria laid down for linked presentation, as it retains the rights to all future profits from securitized assets, but its risk is limited to the amount of credit enhancement supplied to the vehicles.

Under U.S. GAAP, the key accounting determination required is whether the transfers should be treated as sales under the terms of SFAS 140. Because full legal title has not been transferred, Northern Rock cannot recognize the transfers as sales, and therefore all assets remain on its balance sheet.

Change in accounting for ESOP Trusts

Following the publication of UITF 38 – "Accounting for ESOP Trusts", holdings of Ordinary Shares in Northern Rock plc owned by Northern Rock's employee share ownership trusts are now shown as a deduction from shareholders' funds. Previously, they were shown as part of other assets on the balance sheet. Purchases and sales of Northern Rock plc Ordinary Shares are now accounted for as movements in shareholders' funds and no gains or losses are reflected in the profit and loss account. UITF 38 also amends UITF 17 – "Employee Share Schemes" to reflect the consequences for the profit and loss account of the changes in the presentation of an entity's own shares held by an ESOP trust. The charge to the profit and loss account in respect of shares and share options granted to employees that are expected to be met from shares held by employee share trusts is now based on the difference between the value on the date of grant and the exercise price. Previously, where shares were purchased to meet these obligation, the charge was based on the carrying value of the shares.

The effects of this change in accounting policy, which has been accounted for as a prior year adjustment, on the results for 2004, 2003 and 2002 are as follows;

	2004	2003	2002
		(£ millions)	
Reduction in shareholders' funds – beginning of year	(48.0)	(44.5)	(26.2)
Movement in relation to own shares	5.8	(3.3)	(17.5)
Increase in staff costs during year	(0.1)	(0.2)	(0.8)
Reduction in shareholders' funds – end of year	(42.3)	(48.0)	(44.5)

Results of operations for the year ended December 31, 2004, compared with the year ended December 31, 2003.

Overview

The Group reported profit on ordinary activities before tax for the year ended December 31, 2004 of £431.2 million as compared with a restated £386.6 million for the year ended December 31, 2003, an increase of 11.5%. Profit on ordinary activities after tax for the year ended December 31, 2004 increased to £306.2 million from a restated £274.4 million for the year ended December 31, 2003 an increase of 11.6%.

Net interest margin decreased to 0.82% for the year ended December 31, 2004 from 0.97% in the previous year, determined as described below. Similarly, net interest spread fell 17 basis points to 0.73%. This decline was more than offset by the growth in average interest earning assets (including securitized loans), resulting in a 3.6% increase in net interest income, including net interest income attributable to loans subject to securitization. Cost ratios increased to 30.4% in 2004 from a restated 30.3% and the cost/adjusted total asset ratio improved to 0.38% from a restated 0.41% in 2003.

Return on equity for the year ended December 31, 2004 decreased to 21.3% compared with a restated 21.9% in 2003. The return on average total assets decreased by two basis points to 0.77% in 2004.

Lending

During 2004 Northern Rock achieved record levels of total lending. Total gross lending for 2004 was £23,342 million, an increase of 34.8%, as compared with £12,932 million for 2003, with total net lending for 2004 of £12,932 million, an increase of 51.9% over the £8,514 million for 2003.

The U.K. residential lending market was particularly buoyant during the first half of 2004 with levels of both gross and net lending exceeding the equivalent period in 2003. In the second half of 2004, both gross and net lending and net awards slowed, following the effect of five one quarter per cent increases in bank base rate since November 2003. By the end of 2004, annual house price inflation was at similar levels in 2003 although the second half of the year showed limited growth, providing clear evidence that house price inflation has slowed.

Northern Rock achieved gross residential lending in 2004 of £20,051 million compared with £15,212 million in 2003 and net residential lending of £11,383 million compared with £7,861 million in 2003, representing increases of 31.8% and 44.8% respectively. Northern Rock's market share of gross residential lending was 6.8% and its market share of net residential lending was 11.2%. Northern Rock's share of redemptions was 4.5%, significantly lower than the closing share of mortgage stock of

5.5%. This was due to Northern Rock's customer retention process and its fair and transparent policy of allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

The "together" range of products, which combines a secured and unsecured loan at one interest rate and one monthly payment, remained popular. Gross lending of "together" products for 2004 amounted to £4.5 billion, of which £3.8 billion were advances secured on residential property representing 20.7% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages remained around one fifth of the mortgage portfolio throughout 2004.

Residential Buy to Let lending focuses on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.0% of the year end mortgage portfolio, compared to 2.4% in 2003, and for 6.4% of gross new residential lending in 2004 compared to 1.7% in 2003.

Lifetime, aimed at homeowners aged over 60 who wish to utilize equity in their homes to enhance their lifestyle, accounted for 1.8% of new gross new residential lending in 2003, compared to 3.4% in 2004. In total the lifestyle products, which are margin enhancing, represented around 28.9% of gross new residential lending and 25.3% of year end mortgage balances compared to 25.4% in 2003.

Of the traditional price-led mortgage products, fixed-rate mortgages remained the most popular in 2004, with 46.4% of Northern Rock's new lending in short term fixed products of up to two years, and 7.5% of new lending in longer term fixed products, up to seven years. This demand reflected customers' preferences to obtain certainty of monthly repayments during a period of rising interest rates.

Northern Rock continued to grow its commercial lending portfolio gradually, maintaining its emphasis on quality rather than volume lending. Gross lending in 2004 amounted to £499 million compared to £409 million in 2003, with net lending amounting to £182 million compared to £84 million in 2003.

Northern Rock's unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. During 2004 gross unsecured lending amounted to £2,792 million compared to £1,694 million in 2003, with net lending of £1,367 million compared to £569 million in 2003. Gross standalone unsecured lending amounted to £2,068 million compared to £1,130 million in 2003, with net lending of £1,104 million in 2004 compared to £417 million in 2003. The increase in standalone unsecured lending over 2003 reflected the deliberate containment of such lending in the first half of 2003 with a return to the market in the second half of that year. At December 31, 2004, unsecured lending balances amounted to £4,669 million compared to £3,293 million as at December 31, 2003, of which 40.3% represented "together" unsecured advances in 2004 and 48.7% in 2003.

Retail Funding

Total retail deposit balances for 2004 increased by £896 million to £17.2 billion, an increase of 5.5% from £16.3 billion at December 31, 2003. This increase comprised a net inflow of retail funds for 2004 of £489 million plus interest credited of £407 million.

The funding during the year was largely into Northern Rock's Silver Savings account launched in September 2004 for the over-50s which had attracted balances of over £1,250 million by the year end. Balances in the Ireland-based operation increased to £628 million, with £1,871 million in the Guernsey based off-shore vehicle; at December 31, 2003 these balances were £531 million and £1,875 million respectively.

Non-Retail Funding

Total net non-retail funding for 2004 amounted to £2,770 million with balances at December 31, 2004 amounting to £19.7 billion compared with £17.0 billion at December 31, 2003. Northern Rock's non-retail funding provides a balanced mixture of short and medium-term funding with increasing diversification of the global investor base.

During 2004, Northern Rock raised £3.4 billion medium-term wholesale funds from a variety of sources located globally, with specific emphasis on the US and Europe. A major feature was the increased utilisation of the US Medium Term Note program from which Northern Rock raised US$3.7 billion in both senior and subordinated form.

Key developments for short term funding included the establishment of a €2.0 billion French Certificate of Deposit program which provides access to domestic French investors. This program had outstanding balances of €1.1 billion at the year end.

Securitization

Funding through securitization has remained an integral part of Northern Rock's funding strategy. During 2004, Northern Rock completed three issues raising £11.1 billion. Diversification of Northern Rock's investor base has continued with over 70% of the securitized bonds in 2004 issued in US dollars or euros. The characteristics of the mortgages securitized, in terms of product type, LTV and geographic distribution remain similar to those of Northern Rock's on-balance sheet mortgages.

At December 31, 2004 assets under management subject to securitization amounted to £22.3 billion compared with £15.7 billion at December 31, 2003, representing 40% and 36% respectively of the Northern Rock's total lending portfolios.

Northern Rock has already completed two further securitizations of residential mortgages in 2005 raising £8.5 billion.

Net Interest Income

The table below sets forth information regarding net interest income for the years ended December 31, 2004 and 2003, including interest attributable to securitized loans.

	For the year ended December 31,	
	2004	**2003**
	(£ millions)	
Interest receivable:		
Interest receivable and similar income arising from debt securities	205.7	159.1
Other interest receivable and similar income	1,760.3	1,279.9
Income from equity shares and other variable yield securities	24.9	18.8
	1,990.9	1,457.8
Securitization interest receivable	998.5	696.0
Total interest receivable	2,989.4	2,153.8
Interest payable:		
Interest payable	1,568.6	1,164.8
Securitization interest payable	953.9	538.3
Total interest payable	2,522.5	1,703.1
Total Net Interest Income	466.9	450.7

The following description of interest receivable, interest expense and net interest income includes amounts relating to assets subject to securitization as these assets are managed within the business in the same way as non-securitized assets. The analysis is therefore intended to provide a more meaningful description of the factors affecting the income flows derived from Northern Rock's lending and funding activities.

Interest receivable for the year ended December 31, 2004 increased to £2,989.4 million from £2,153.8 million in 2003, an increase of 38.8%. The increase reflects a 22.9% increase in average interest earning assets from £46,435.1 million in 2003 to £57,071.3 million in 2004, and an increase in the average interest rate earned on such assets of 0.6% to 5.24% in 2004 compared with 4.64% in 2003, an increase of 12.9%

The average rate earned on wholesale debt and money market instruments, which are primarily LIBOR denominated assets, increased from 3.50% in 2003 to 4.25% in 2004, an increase of 0.75% compared with an increase in the average 3 month LIBOR rate of 0.91%. This increase primarily relates to the increase in the 3-month LIBOR during the year. The average rate earned on loans and

advances to customers including assets subject to securitization increased to 5.41% from 4.87% in 2003, an increase of 0.54% compared with an increase in the average U.K. bank base rate of 0.69%.

Interest expense increased to £2,522.5 million in 2004 from £1,703.1 million in 2003, an increase of 48.1%. This reflects an increase in average interest bearing liabilities of 22.8% and an increase in the average interest rate paid of 0.77% from 3.74% in 2003 to 4.51% in 2004. The growth in average interest bearing liabilities was £10,386.6 million, of which £6,365.8 million related to securitized notes, £729.5 million related to retail customer accounts and £3,291.3 million related to wholesale funded liabilities.

The increase in average interest rate paid amounts to 0.77% compared with the increase in the average U.K. bank base rate of 0.69% and an increase in the average three month LIBOR rate of 0.91%.

The average rate paid on retail customer accounts increased by 0.64%, broadly in line with the increase in the average U.K. bank base rate. Wholesale funding incurred an average rate of 4.23% in 2004, an increase of 0.79% compared with 3.44% in 2003. This increase is less than the increase in the average three month LIBOR rate of 0.91%, reflecting the re-pricing of Northern Rock's funding as LIBOR rates increased during the year. Interest payable on securitized liabilities increased from an average rate of 4.03% in 2003 to 4.84% in 2004, an increase of 0.81%, primarily reflecting the higher rates on new issues in 2004 and the re-pricing of notes as LIBOR rates increased during 2004.

Net interest income for the year ended December 31, 2004, was £466.9 million, an increase of 3.6% compared with £450.7 million in 2003. The increase in net interest income reflects the growth in average interest earning assets, outweighing the effects of the decrease in net interest margin from 0.97% to 0.82%.

The following table presents information regarding interest income (as a percentage of average interest earning assets) and interest expense (as a percentage of average interest bearing liabilities), net interest spread, net interest margin and U.K. general interest rates for the years ended December 31, 2004 and 2003. The figures contained in the table are calculated from the Average Balance Sheets and Interest Rates presented under "Selected Statistical Information-Average Balance Sheet-Asset under Management".

	For the year ended December 31,	
	2004	**2003**
Interest income as a percentage of average interest earning assets	5.24%	4.64%
Interest expense as a percentage of average interest bearing liabilities	4.51%	3.74%
Net interest spread[(1)]	0.73%	0.90%
Net interest margin[(2)]	0.82%	0.97%
Average U.K. bank base rate	4.38%	3.69%

Notes:

(1) Net interest spread represents the difference between the gross yield (including securitization interest receivable) and the interest expense (including securitization interest payable) as a percentage of average interest bearing liabilities. For the purpose of calculating net interest spread, gross yield represents interest income as a percentage of average interest earning assets, including securitized loans.

(2) Net interest margin represents net interest income (including securitization interest receivable and payable) as a percentage of average interest earning assets, including securitized loans.

Non-Interest Income

The table below contains details of the items included in non-interest income for the years ended December 31, 2004 and 2003.

	For the year ended December 31,	
	2004	2003
	(£ millions)	
Commissions	80.1	67.8
Fees (net of service charges)	152.4	106.0
Surplus on sale of credit card portfolio	—	7.3
Others and subsidiaries	31.5	27.9
	264.0	209.0

Non-interest income increased by 26.3% from £209.0 million in the year ended December 31, 2003 to £264.0 million in 2004.

Commission income represents commission earned on the sale of third-party insurance and payment protection products to new customers. This source of revenue remained relatively static year-on-year due to reduced sales penetration of new customers and continued high levels of cancellations, both reflecting the benign economic conditions in the U.K. Fees (net of service charges) increased by 43.8%, driven by volumes of new lending. Northern Rock's credit card portfolio was sold in May 2003 realizing a gain of £7.3 million. The growth in Others and subsidiaries reflects a higher contribution from Northern Rock's captive mortgage indemnity insurance company and higher income generated in Northern Rock's securitization vehicles.

Operating Expenses(1)

The table below shows operating expense data for Northern Rock based upon Northern Rock's consolidated results of operations for the years ended December 31, 2004 and 2003.

	For the year ended December 31,	
	2004	2003
	(£ millions)	
Operating Expenses		
Total staff costs(3)	119.3	101.0
Other expenses	84.2	77.0
Depreciation	19.0	16.5
Total recurring expenses	222.5	194.5
Non-recurring costs(2)	—	5.6
Total operating expenses	222.5	200.1
Covenant to The Northern Rock Foundation	21.6	19.3
Goodwill amortization	3.6	3.6
Total operating expenses (as reported)	247.7	223.0

Notes:

(1) Adjusted GAAP figures in the table above and narrative below are utilized given the non-recurring nature of certain items.

(2) Non-recurring costs in 2003 represent costs incurred in relation to the closure of certain branches

(3) Staff costs have been restated to reflect the adoption of UITF 38 – Accounting for ESOP Trusts

Total operating expenses (excluding the covenant to The Northern Rock Foundation and amortization of goodwill) grew to £222.5 million in 2004 from £200.1 million in 2003. Recurring expenses grew to £222.5 million, an increase over 2003 of 14.4% compared with an increase of 24.9% in adjusted total assets (including securitized assets) and an increase in total underlying income

(excluding the £7.3 million surplus on the sale of the credit card portfolio) of 12.0% over the same period. Included in 2004 operating expenses are £3.6 million incremental costs in relation to increased regulatory requirements.

The increase in staff costs reflects a 13.2% increase in staff numbers in response to increased business volumes, salary increases and profit related bonuses. Other expenses increased due to business volumes and depreciation increased primarily due to amortization of head office development costs.

The covenant to The Northern Rock Foundation amounted to £21.6 million for the year ended December 31, 2004, representing 5% of Northern Rock's profit before tax for the year.

Goodwill arising on the acquisition of the banking subsidiaries of Legal & General in 2002 amounted to £35.8 million and is being amortized over a period of 10 years from the date of acquisition, resulting in a charge in 2004 of £3.6 million (2003 – £3.6 million).

Using total operating expenses (see above) and total income (£730.9 million per the profit and loss account), the cost/income ratio increased to 30.4% in 2004 compared with 30.3% in 2003. Using total operating expenses (see above) and adjusted total assets (mean total assets adjusted to include securitized assets), the cost/adjusted total assets ratio improved from 0.43% in 2003 to 0.38% in 2004. Based upon total recurring expenses (see above) and total underlying income (representing £652.4 million, excluding the £7.3 million surplus on the sale of the credit card portfolio for 2003), the cost/income ratio was 30.4% in 2004 (2003 – 29.8%) and the cost/adjusted total assets ratio was 0.38% in 2004 (2003 – 0.41%).

Provision for Loan Losses

The following table shows the provision for loan losses in Northern Rock's consolidated profit and loss accounts for the years ended December 31, 2004 and December 31, 2003.

	For the year ended December 31,	
	2004	2003
	(£ millions)	
Increase in the allowance for loan losses during the year:		
Specific provision	47.2	32.3
General provision	12.2	19.8
Adjustment to provision resulting from recoveries:		
Specific provision	(2.9)	(3.4)
Total	56.5	48.7

The provisions for loan losses for the year ended December 31, 2004 increased by £7.8 million to £56.5 million compared with £48.7 million in 2003, primarily reflecting growth in all loan portfolios. The allowance for loan losses balance at December 31, 2004, was £126.9 million (0.37% of loans and advances to customers) compared with £101.3 million (0.36% of loans and advances to customers) at December 31, 2003.

Profit on Ordinary Activities Before Tax[1]

The table below provides an analysis of profits on ordinary activities before tax for the years ended December 31, 2004 and 2003.

	For the year ended December 31,	
	2004	2003
	(£ millions)	
Profit on ordinary activities before tax (as reported)	431.2	386.6
Adjustments:		
Surplus on sale of credit card portfolio	—	(7.3)
Non-recurring costs associated with branch closures	—	5.6
Profit on ordinary activities before tax (as adjusted)	431.2	384.9

Note:

(1) Adjusted GAAP figures in the table above and narrative below are utilized given the non-recurring nature of certain items.

Profit on ordinary activities before tax increased to £431.2 million for the year ended December 31, 2004, from a restated £386.6 million for the year ended December 31, 2003, an increase of 11.5%. After adjusting 2003 profit on ordinary activities before tax for non-recurring items, the increase in 2004 was 12%.

Taxes

Tax on profit on ordinary activities for the year ended December 31, 2004 increased by £12.8 million to £125 million as compared with the year ended December 31, 2003. The effective tax rate for the year was 29.0% compared with the standard U.K. corporate tax rate of 30.0%.

Profit on Ordinary Activities After Tax[1]

The table below provides an analysis of profits on ordinary activities after tax for the years ended December 31, 2004 and 2003.

	For the year ended December 31,	
	2004	2003
	(£ millions)	
Profit on ordinary activities after tax (as reported)	306.2	274.4
Adjustments:		
Surplus on sale of credit card portfolio	—	(7.3)
Non-recurring costs associated with branch closures	—	5.6
Tax effect of adjustments	—	0.5
Profit on ordinary activities after tax (as adjusted)	306.2	273.4

Note:

(1) Adjusted GAAP figures in the table above and narrative below are utilized given the non-recurring nature of certain items.

Profit on ordinary activities after tax increased to £306.2 million for the year ended December 31, 2004, compared with a restated £274.4 million in 2003, an increase of 11.6%. After adjusting 2003 profit on ordinary activities after tax for non-recurring items the increase in 2004 was 12.0%.

Return on equity reduced to 21.3% for the year ended December 31, 2004 from 21.9% for the year ended December 31, 2003. The return on average total assets decreased by 0.01% to 0.77%, from a restated 0.78% in 2003.

Results of operations for the year ended December 31, 2003, compared with the year ended December 31, 2002.

Overview

As noted above, the 2003 and 2002 results have been restated for the change in accounting treatment for Northern Rock's employee trusts following the introduction of UITF 38 – "Accounting for ESOP Trusts". The financial information and ratios below reflect this change in accounting treatment.

The Group reported a restated profit on ordinary activities before tax for the year ended December 31, 2003 of £386.6 million as compared to £325.4 million for the year ended December 31, 2002. Profit on ordinary activities after tax increased to a restated £274.4 million for the year ended December 31, 2003, from a restated £228.9 million for the year ended December 31, 2002, an increase of 19.9%.

Net interest margin decreased to 0.97% for the year ended December 31, 2003 from 1.09% in the previous year, determined as described below. Similarly, net interest spread fell 9 basis points to 0.90%. This decline was more than offset by the growth in average interest earning assets (including securitized loans), resulting in a 15.2% increase in net interest income, including net interest income attributable to securitized loans. Cost ratios continued to improve with the underlying cost/income ratio reducing to 30.3% in 2003 from 30.7% and the cost/adjusted total asset ratio improving to 0.43% from 0.47% in 2002.

Return on equity for the year ended December 31, 2003 increased to 21.9% compared with 20.8% in 2002. The return on average total assets increased by 1 basis point to 0.79% in 2003.

Net Interest Income

The table below sets forth information regarding net interest income for the years ended December 31, 2003 and 2002, including interest attributable to securitized loans and after adjustment for the change in accounting treatment of RCIs in 2001.

	For the year ended December 31.	
	2003	2002
	(£ millions)	
Interest receivable:		
Interest receivable and similar income arising from debt securities	159.1	164.0
Other interest receivable and similar income	1,279.9	1,238.3
Income from equity shares and other variable yield securities	18.8	14.5
	1,457.8	1,416.8
Securitization interest receivable	696.0	415.3
Total interest receivable	2,153.8	1,832.1
Interest payable:		
Interest payable	1,164.8	1,117.2
Securitization interest payable	538.3	323.7
Total interest payable	1,703.1	1,440.9
Total Net Interest Income	450.7	391.2

The following description of interest receivable, interest expense and net interest income includes amounts relating to securitized assets as the securitized assets are managed within the business in the same way as non-securitized assets. The analysis therefore is intended to provide a more meaningful description of the factors affecting the income flows derived from the Group's lending and funding activities.

Interest receivable for the year ended December 31, 2003 increased to £2,153.8 million from £1,832.1 million in 2002, an increase of 17.6%. The increase reflects a 28.9% increase in average interest earning assets from £36,035.5 million in 2002 to £46,435.1 million in 2003, offset by a fall in

the average interest rate earned in such assets of 8.7%, to 4.64% in 2003 compared with 5.08% in 2002, a reduction of 0.44%.

The average rate earned on wholesale debt and money market instruments which are primarily LIBOR denominated assets fell from 4.13% in 2002 to 3.50% in 2003, a reduction of 0.63% compared with a reduction in average 3 month LIBOR rate of 0.33%. This reduction primarily relates to higher levels of liquidity with funds invested over shorter maturity periods than in the previous year. The average rate earned on loans and advances to customers including assets subject to securitization fell to 4.87% from 5.28% in 2002, a reduction of 0.41% compared with a reduction in the average UK bank base rate of 0.31%, the lower proportion of unsecured and commercial lending compared with 2002 and the sale of the credit card portfolio in May 2003.

Interest expense increased to £1,703.1 million in 2003 from £1,440.9 million in 2002, an increase of 18.2%. This reflects an increase in average interest bearing liabilities of 29.4% offset by a reduction in the average interest rate paid of 8.6% from 4.09% in 2002 to 3.74% in 2003. The growth in average interest bearing liabilities was £10,363.0 million, of which £6,095.9 million related to securitized notes, £1,081.3 million related to retail customer accounts and £3,185.8 related to wholesale funded liabilities.

The fall in average interest rate paid amounts to 0.35% compared broadly in line with the fall in the average UK bank base rate of 0.31% and a fall in the average 3 month LIBOR rate of 0.33%.

The average rate paid on retail customer accounts fell by 0.38% broadly in line with the reduction in the average UK bank base rate. Wholesale funding incurred an average rate of 3.44% in 2003, a reduction of 0.41% compared with 3.85% in 2002. This reduction is greater than the reduction in the average 3 month LIBOR rate of 0.33% reflecting the re-pricing of Northern Rock's funding as LIBOR rates fell during the first 8 months of 2003. Interest payable on securitized liabilities fell from an average rate of 4.47% in 2002 to 4.03% in 2003, a reduction of 0.44% primarily reflecting the lower rates achieved on new issues in 2003 and the re-pricing of notes as LIBOR rates fell during the first 8 months of 2003.

Net interest income for the year ended December 31, 2003, was £450.7 million, an increase of 15.2% compared with £392.1 million in 2002. The increase in net interest income reflects the growth in average interest earning assets outweighing the effects of the decrease in net interest margin from 1.09% to 0.97%.

The following table presents information regarding interest income (as a percentage of average interest earning assets) and interest expense (as a percentage of average interest bearing liabilities), net interest spread, net interest margin and U.K. general interest rates for the years ended December 31, 2003 and 2002. The figures contained in the table are calculated from the Average Balance Sheets and Interest Rates presented under "Selected Statistical Information-Average Balance Sheet-Asset under Management" below.

	For the year ended December 31,	
	2003	2002
	(£ millions)	
Interest income as a percentage of average interest earning assets	4.64%	5.08%
Interest expense as a percentage of average interest bearing liabilities	3.74%	4.09%
Net interest spread[1]	0.90%	0.99%
Net interest margin[2]	0.97%	1.09%
U.K. bank base rate	3.69%	4.00%

Notes:

(1) Net interest spread represents the difference between the gross yield (including securitization interest receivable) and the interest expense (including securitization interest payable) as a percentage of average interest bearing liabilities. For the purpose of calculating net interest spread, gross yield represents interest income as a percentage of average interest earning assets, including securitized loans.

(2) Net interest margin represents net interest income (including securitization interest receivable and payable) as a percentage of average interest earning assets, including securitized loans.

Non-Interest Income

The table below contains details of the items included in non-interest income for the years ended December 31, 2003 and 2002.

	For the year ended December 31,	
	2003	2002
	(£ millions)	
Commissions	67.8	71.2
Fees (net of service charges)	106.0	79.4
Surplus on sale of credit card business	7.3	—
Others and subsidiaries	27.9	19.2
	209.0	169.8

Non-interest income increased by 23.1% from £169.8 million in the year ended December 31, 2002 to £209.0 million in 2003.

Commission income represents commission earned in the sale of third party insurance and payment protection products to new customers. This source of revenue remained relatively static year on year due to reduced sales penetration of new customers and continued high levels of cancellations, both reflecting the benign economic conditions in the U.K. Fees (net of service charges) increased by 33.5%, driven by volumes of new lending. The growth in Others and subsidiaries reflects a higher contribution from the Group's captive mortgage indemnity insurance company and higher income generated in Northern Rock's securitization vehicles.

Operating Expenses[1]

The table below shows operating expense data for the Group based upon the Group's consolidated results of operations for the years ended December 31, 2003 and 2002.

	For the year ended December 31,	
	2003	2002
	(£ millions)	
Operating Expenses		
Total staff costs	101.0	85.9
Others expenses	77.0	70.9
Depreciation	16.5	13.0
Total recurring expenses	194.5	169.8
Acquisition costs[2]	5.6	2.3
Total operating expenses	200.1	172.1
Covenant to The Northern Rock Foundation	19.3	16.3
Goodwill amortization	3.6	1.5
Total operating expenses (as reported)	223.0	189.9

Notes:

(1) Adjusted GAAP figures in the table and narrative below are utilized given the non-recurring nature of certain items.

(2) Acquisition costs represent costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General.

Total operating expenses (excluding the covenant to The Northern Rock Foundation and amortization of goodwill) grew to £200.1 million in 2003 from £172.1 million in 2002. Recurring expenses grew to £194.5 million, an increase over 2002 of 14.5% compared with an increase of 34.7% in adjusted total assets (including securitized assets) and an increase in total underlying income (excluding the £7.3 million surplus on the sale of the credit card portfolio) of 16.3% over the same period.

Using total operating expenses (see above) and total income (as per the profit and loss statement), the cost/income ratio improved to 30.3% in 2003 compared with 30.3% in 2002. Using total operating expenses (see above) and adjusted total assets (mean total assets adjusted to include securitized assets), the cost/adjusted total assets ratio improved to 0.47% from 0.53%. Based upon total recurring expenses (see above), the cost/ income ratio was 29.8% and the cost/adjusted total assets ratio was 0.47% in 2002. Improvements in these ratios reflect improvements in the cost efficiency of Northern Rock's operations.

The increase in staff costs reflects a 14.1% increase in staff numbers in response to increased business volumes, salary increases and profit related bonuses. Other expenses increased due to business volumes and depreciation increased due to amortization of head office development costs.

The covenant to The Northern Rock Foundation amounted to £19.3 million for the year ended December 31, 2003 representing 5% of the Group's profit before tax for the year.

Goodwill arising on the acquisition of the banking subsidiaries of Legal & General in 2002 amounted to £35.8 million and is being amortized over a period of 10 years from the date of acquisition, resulting in a charge in 2003 of £3.6 million (2002 – £1.5 million).

Provision for Loan Losses

The following table shows the provision for loan losses in the Group's consolidated profit and loss accounts for the years ended December 31, 2003 and December 31, 2002.

	For the year ended December 31,	
	2003	2002
	(£ millions)	
Increase in the allowance for loan losses during the year:		
Specific provision	32.3	31.7
General provision	19.8	13.1
Adjustment to provision resulting from recoveries:		
Specific provision	(3.4)	(1.7)
Total	48.7	43.1

The provisions for loan losses for the year ended December 31, 2003, increased by £5.6 million to £48.7 million compared with £43.1 million in 2002, primarily reflecting growth in all portfolios. The allowance for loan losses balance at December 31, 2003 was £101.3 million (0.36% of loans and advances to customers) compared with £82.9 million (0.34% of loans and advances to customers) at December 31, 2002.

Profit on Ordinary Activities Before Tax(1)

The table below provides an analysis of profits on ordinary activities before tax for the years ended December 31, 2003 and 2002.

	For the year ended December 31,	
	2003	2002
	(£ millions)	
Profit on ordinary activities before tax (as reported)	386.6	325.4
Adjustments:		
Surplus on sale of credit card portfolio	(7.3)	—
Non-recurring costs associated with branch closures	5.6	—
Profit on ordinary activities before tax (as adjusted)	384.9	325.4

Note:

(1) Adjusted GAAP figures in the table above and narrative below are utilized given the non-recurring nature of certain items.

Profit on ordinary activities before tax increased to £386.6 million for the year ended December 31, 2003, from £325.4 million for the year ended December 31, 2002, an increase of 18.8% After adjusting 2003 profit on ordinary activities before tax for non-recurring items, the increase was 18.3%

Taxes

Tax on profit on ordinary activities for the year ended December 31, 2003 increased by £15.7 million to £112.2 million as compared with the year ended December 31, 2002. The effective tax rate for the year was 29.0% compared with UK corporate tax rate of 30.0%.

Profit on Ordinary Activities After Tax

The table below provides an analysis of profits on ordinary activities after tax for the years ended December 31, 2003 and 2002.

	For the year ended December 31,	
	2003	2002
	(£ millions)	
Profit on ordinary activities after tax (as reported)	274.4	228.7
Adjustments:		
Surplus on sale of credit card portfolio	(7.3)	—
Non-recurring costs associated with branch closures	5.6	—
Tax effect of adjustments	0.5	—
Profit on ordinary activities after tax (as adjusted)	273.4	228.7

Profit on ordinary activities after tax increased to £274.4 million for the year ended December 31, 2003, compared with £228.7 million in 2002, an increase of 20.0% After adjusting 2003 profit on ordinary activities after tax for non-recurring items, the increase in 2003 was 19.5%.

Return on equity improved to 21.9% for the year ended December 31, 2003 from 20.8% for the year ended December 31, 2002. The return on average total assets increased by 0.01% to 0.79% from 0.78% in 2002.

Liquidity and Capital Resources

The Financial Services Authority ("**FSA**") requires the Group to be able to meet its sterling obligations without recourse to the wholesale money markets for a period of at least five business days, and Northern Rock manages its cashflow on a daily basis in order to meet this requirement. The Board has approved a Liquidity Policy Statement which is compliant with the supervisory framework set by the FSA and ensures that the Group is able to meet retail deposit withdrawals, repayments of wholesale borrowing and current lending objectives. For a description of the Liquidity Policy Statement and how the Group manages liquidity risk, see "Financial Risk Management – Liquidity Risk" herein.

Capital adequacy and capital resources are monitored by the Group on the basis of techniques developed by the Basel Committee on Banking Supervision ("**Basel Committee**") as adopted in the European Union pursuant to the Banking Consolidation Directive ("**BCD**") and the Capital Adequacy Directive ("**CAD**") and as implemented in the United Kingdom by the FSA. The basic instrument of capital monitoring is the risk asset ratio as developed by the Basel Committee. This ratio derives from a consideration of capital as a cover for the credit risk inherent in Group assets. The Basel Committee sets a minimum risk asset ratio for international banks of 8%. The FSA sets minimum risk asset ratios on an individual basis for the banks it supervises. These are set with regard to the minimum standards set by the Basel Committee and the particular circumstances of each bank.

Capital is defined by reference to the BCD, and divided into "Tier 1" capital, "Tier 2" capital and "Tier 3" capital. Tier 1 capital consists of ordinary and preference shareholders' funds after deducting goodwill. Tier 2 capital includes general provisions and certain debt capital instruments, particularly dated and undated subordinated debt. Tier 3 (or ancillary) capital consists of short-term subordinated debt and minority interests in Tier 3 capital. The BCD and the CAD are likely to be amended as a result of the EU's planned adoption of the proposed New Basel Capital Accord. See "Supervision and Regulation – New Basel Capital Accord" herein.

The table below analyzes the Group's consolidated capital resources at December 31, 2004 and 2003.

	2004	2003
	(£ millions, except percentages)	
Tier 1 Capital:		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Profit and loss account	1,403.9	1,201.9
Reserve capital instruments	300.0	266.3
Tier one notes	200.0	200.0
Goodwill	(27.1)	(30.7)
Total Tier 1 capital	2,014.8	1,775.5
Upper Tier 2 Capital:		
Perpetual subordinated debt	746.4	350.3
Reserve capital instruments	—	33.7
General provisions	83.1	75.4
Total Upper Tier 2 capital	829.5	459.4
Lower Tier 2 Capital:		
Term subordinated debt	769.3	769.2
Total Tier 2 Capital	1,598.8	1,228.6
Deductions	(374.7)	(190.5)
Total capital	3,238.9	2,813.6
Total Risk Weighted Assets	23,099.2	19,690.5
Risk asset ratios:		
Tier 1 ratio	8.7%	9.0%
Total capital	14.0%	14.3%

Although management believes that Northern Rock could operate with a lower level of Tier 1 capital, it has maintained Tier 1 and total capital ratios above the minimum standards for Northern Rock, as set by the FSA, in order to maintain the continued confidence of investors. Management intends to continue to manage Northern Rock's capital position with a view to optimizing shareholder value while at the same time considering the interests of customers and investors. On April 29, 2004 Northern Rock issued $700 million (£396 million equivalent) of Upper Tier 2 capital. Management believes that Northern Rock's capital resources are sufficient for its present requirements.

Northern Rock raises no capital through off balance sheet entities nor does it use off-balance sheet entities to manage its capital on a temporary basis. The sale of mortgage loans to securitization special purpose vehicles ("SPVs") results in reduced regulatory capital requirements. However, there are no circumstances under which Northern Rock can be forced to re-acquire these loans, nor are there any circumstances that could necessitate further capital backing for these loans. To the extent that losses in securitization vehicles could impact on Northern Rock, a deduction is made from regulatory capital, thus ensuring full protection of deposits against such losses. This is in respect of the subordinated loans granted by Northern Rock to the vehicles to provide a first loss reserve fund.

A discussion of Northern Rock's use of financial instruments and its treasury activities and policies is included under "Description of Business-Treasury and Wholesale Funding", "– Selected Statistical Information – Average Balance Sheets and Interest Rates" and "Quantitative and Qualitative Disclosures of Market Risk-Financial Risk Management".

Funding Sources

Northern Rock raises funds from a wide diversity of markets, both retail and wholesale, together with its use of covered bonds and mortgage securitizations. Retail funding is raised principally in the United Kingdom, although funds are also raised through offshore funding vehicles located in Guernsey and the Republic of Ireland. These vehicles enable Northern Rock to raise retail funds from other markets and lessens dependency upon the United Kingdom. Of the Group's total retail deposit base of £17.3 billion at December 31, 2004, just over £2.5 billion was held through offshore vehicles.

The retail deposit base predominantly has a short legal maturity profile, with accounts traditionally being instant access or available on a short notice period, albeit with an interest penalty for early withdrawal. Whilst this results in a mismatch of maturity dates between assets and liabilities, Northern Rock has received positive flows of funds from retail deposits consistently in all but one of the last 16 half years, showing an ability to continue to attract retail funds through a very competitive period in the market. More recently, as interest rates have fallen, depositors have sought to protect their return. As a consequence one year or longer fixed rate accounts have become popular. At December 31, 2004 Northern Rock had attracted £6.7 billion into such accounts, representing 41% of total retail deposits.

Wholesale funding is also raised from a number of sources and over a range of maturities, to ensure that there is no over dependence on any one market or type of counterparty. Funds are raised in three main currencies, Sterling, U.S. Dollars and Euros, and from three main areas – the United Kingdom, the United States and continental Europe. Short-term deposits are taken from banks and other corporate sources through time deposits. In addition, use is made of European, U.S., French and Canadian Commercial Paper (ECP, USCP, French and Canadian CP) programs and also of European and U.S. Medium Term Note programs (EMTN and USMTN) and the Covered Bond Program (Covered Bonds). These programs ensure a diversity of source, maturity and counterparty to minimize risk to the funding program from localized economic impacts. The program sizes and amounts drawn down at December 31, 2004 are set out below:

	Outstanding $bn	Program Size $bn
ECP	1.9	2.0
USCP	2.7	5.0
EMTN	9.7	15.0
USMTN	5.4	10.0
	€bn	€bn
French CP	1.1	2.0
Covered bonds	2.0	10.0

Since December 31, 2004, the following program has been established, with the size and amount drawn down set out below:

	Outstanding CAD$bn	Program Size CAD $bn
Canadian CP	1.1	2.0

Since December 31, 2004, the following programs have been increased in size:

	Program Size $bn
ECP	4.0
	€bn
French CP	4.0

Within its funding program, Northern Rock has no repayment triggers relating to credit rating downgrade or to any profitability or earnings per share ratios.

In addition to its funding programs, Northern Rock has bank credit agreements providing backup for its US Commercial Paper Program to a total value of $535 million, and a further multi-

currency revolving credit facility of £750 million (a five year facility negotiated in 2003). There were no outstanding balances in relation to these facilities at December 31, 2004. Since December 31, 2004, an additional $65 million of bank credit agreements have been established.

The main factor impacting upon the cost of, and access to, wholesale funding markets is Northern Rock's credit rating. Northern Rock's current ratings are set out below:

	Short Term	Long Term
Standard & Poor's	A1	A
Moody's	P1	A1
Fitch	F1	A+

The third main source of funding to Northern Rock is its securitization program. By December 31, 2004, a total of £29.7 billion of residential mortgage loans had been transferred to SPVs, funded by the issue of residential mortgage backed securities in the U.K., European and U.S. markets. A further £500 million of commercial mortgage loans were transferred to an SPV in 2002 funded by the issue of commercial mortgage securities in the United Kingdom and Europe. On January 26, 2005, a further securitization of £4.5 billion of residential mortgages was completed followed by a £4.0 billion issue on May 25 2005.

Although these securitization transactions involve the transfer of loans to SPVs, under U.K. GAAP the full extent of any potential recourse to Northern Rock by the purchaser and noteholders remains on Northern Rock's balance sheet. This is shown through a linked presentation on the balance sheet identifying the value of securitized assets and the extent of non-recourse finance required as part of "loans and advances to customers". Full disclosure of the SPVs, the nature of any recourse to Northern Rock and their results are shown in Note 16 to the Consolidated Financial Statements. Income from the SPVs is only recognized in the Consolidated Financial Statements as it is earned, and no gain on sale is recorded in the Consolidated Financial Statements at the point of completion of the transaction. Northern Rock is not exposed to any risk of loss from these transactions above the value of the asset recorded on its balance sheet. This is further demonstrated by the sale agreements entered into with respect to securitization transactions which expressly provide that Northern Rock will not be required to support any obligations to noteholders. See Note 16 to the Consolidated Financial Statements.

Under U.S. GAAP, the SPVs involved in securitization transactions are fully consolidated on a line-by-line basis, so that in the U.S. GAAP recorded financial information included in Note 46 to the Consolidated Financial Statements, all transactions relating to the SPVs are fully included as if no transfers of securitized assets had occurred.

Northern Rock acts as servicer to the mortgage loans transferred to the SPVs, and also swaps the SPVs' cash receipts from interest payments based on mortgage interest rates into payments based on floating rate LIBOR so that both interest income and expense within the SPVs are determined on the same basis. If Northern Rock were to be downgraded by Standard & Poor's or Fitch below its current long term rating, or downgraded by two grades by Moody's, it would no longer be able to act as a basis swap provider. It would then need to find a new swap counterparty, which would reduce earnings from the SPVs due to the cost of the third party swap provider. It is not anticipated that the effect of any such substitution on the income earned from the SPVs would be material to Northern Rock.

Northern Rock's total debt and its commitments by maturity at December 31, 2004 are set out in the following table:

	Payments due by period			
	Less than 1 year	1 year to 5 years	After 5 years	Total
	£ millions			
Contractual obligations				
Deposits by banks	1,041.3	4.0	156.3	1,201.6
Customer accounts	18,434.0	1,908.0	—	20,342.0
Debt Securities in issue	10,188.6	6,293.7	299.3	16,781.6
Subordinated liabilities		—	769.3	769.3
Total	29,663.9	3,205.7	1,224.9	39,094.5

	Amount of commitment expiring in:			
	Less than 1 year	1 year to 5 years	After 5 years	Total
	£ millions			
Capital commitments	6.2	—	—	6.2
Irrevocable undrawn loan facilities	11.0	13.0	1,464.5	1,488.5
Leasing commitments:				
Land and buildings	0.1	0.8	2.0	2.9
Other	0.4	4.8	—	5.2
Total	17.7	18.6	1,466.5	1,502.8

The table below presents an analysis of short-term assets versus short-term liabilities as at December 31, 2004 and 2003.

	At December 31 2004	2003
	£ millions	
	Short-term assets (maturities 1 year or less)	
Cash	10.2	11.6
Loans and advances to banks	3,305.4	3,450.2
Loan advances to customers	906.3	853.3
Debt securities	761.9	655.4
Short-term assets	4,983.8	4,970.5
	Short-term liabilities (repayable in 1 year or less)	
Deposits by banks	1,041.3	1,283.2
Customer accounts	18,434.0	16,781.2
Debt securities in issue	10,188.6	9,346.5
Subordinated liabilities	61.5	—
Other liabilities	335.6	335.6
Total short-term liabilities	30,061.0	27,750.5

The ratio of short-term assets to short-term liabilities at December 31, 2004 and December 31, 2003 were 16.6% and 17.9%, respectively.

Off-Balance Sheet Arrangements

Northern Rock has no off balance sheet funding or capital structure other than the securitization SPVs discussed above. Off balance sheet derivative instruments are used to hedge all exposure on balance sheet assets and liabilities. Northern Rock does not engage in any off balance sheet trading activities in derivatives, or take any off balance sheet trading positions. The table below shows the underlying principal amounts, the positive fair values and the negative fair values of derivatives by type of contract at December 31, 2004.

Group and Company	Underlying principal amount	Positive fair values	Negative fair values	Underlying principal amount	Positive fair values	Negative fair values
	2004	2004	2004	2003	2003	2003
	£m	£m	£m	£m	£m	£m
Interest Rate contracts						
Interest rate swaps						
1 year or less	18,886,7	30.8	7.5	10,744.2	11.1	16.4
1-5 years	17,651.9	39.3	95.9	18,054.0	105.3	68.5
Over 5 years	2,602.8	93.0	13.2	2,876.0	84.9	16.9
Equity index swaps						
1 year or less	1.0	—	—	6.4	—	0.2
1-5 years	179.0	4.9	4.4	266.8	3.4	5.0
Over 5 years	—	—	—	—	—	—
Forward rate agreements						
1 year or less	35.3	—	—	6.4	—	0.2
1-5 years	50.0	—	—	266.8	3.4	5.0
Over 5 years	—	—	—	—	—	—
Exchange traded futures						
1 year or less	211.3	—	1.4	385.5	—	8.4
1-5 years	—	—	—	—	—	—
Over 5 years	—	—	—	—	—	—
Caps, floors and options						
1 year or less	—	—	—	15.0	—	—
1-5 years	—	—	—	—	—	—
Over 5 years	—	—	—	—	—	—
	39,618.0	168.0	122.4	32,352.9	204.7	115.4
Exchange rate contracts:						
Cross currency swaps						
1 year or less	1,574.3	9.1	102.8	1,588.3	25.2	155.6
1-5 years	5,907.9	242.4	255.9	3,446.8	121.0	148.8
Over 5 years	710.0	20.8	61.2	285.5	19.7	19.4
Forward foreign exchange						
1 year or less	2,552.4	18.8	59.0	2,471.1	1.9	112.1
1-5 years	—	—	—	—	—	—
Over 5 years	—	—	—	—	—	—
	10,744.6	291.1	478.9	7,791.7	167.8	435.9

FINANCIAL RISK MANAGEMENT

Risk Management

The management of risk is fundamental to the business of banking and is an integral part of the Group's strategic focus. The Group's risk management structure begins with oversight responsibility by the Board. In fulfilling its task it must ensure that management undertakes the necessary action to identify, measure, monitor and control risks. It does this by agreeing strategic annual operational plans and policy statements. On a regular basis it reviews actual results against budgets, forecasts and other key business measures. The Board has created committees which *inter alia* assist it to fulfil its risk management functions.

The Audit Committee reports to the Board on all matters relating to regulatory, prudential and accounting matters affecting the Group. It is also responsible for ensuring that an effective system of internal control is maintained. It receives regular reports on matters within its terms of reference from the External Auditors, the Chief Internal Auditor and the Group Compliance function.

The Risk Committee reports to the Board on all significant matters relating to the Group's risk strategy and policies. It is also responsible for reviewing credit risk, interest rate risk, liquidity risk and operational risk exposures as well as capital adequacy.

The Management Board comprises the Executive Directors and other senior executives. It facilitates the Group's effective operation so that it meets its strategic and operational objectives. The Asset and Liability Committee oversees the management and review of the Group's Balance Sheet risk profile together with the Group's liquidity and Operational Risk profile.

The Director of Risk works with management to identify and assess the key risk exposures of existing and new business activities and assists business functions to formulate and implement appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular risk exposures and implementing risk management policies and procedures agreed by the Management Board and the Board.

Through its normal operations, the Group is exposed to a number of risks, the most significant of which are liquidity, credit, operational and market risk. The Group's approach to managing these risks is set out below.

Liquidity Risk

Liquidity risk arises from the mismatch in the cashflows generated from on-balance sheet assets and liabilities and the net interest flows on off-balance sheet instruments such as interest rate swaps. The FSA requires the Group to be able to meet its sterling obligations without recourse to the wholesale money market for a period of at least five business days, and the Group measures and manages its cashflow on a daily basis in order to meet this requirement.

To meet the foregoing requirements, the Board has approved a Liquidity Policy Statement which is compliant with the supervisory framework set by the FSA. Those policies ensure that the Group is able to meet retail deposit withdrawals (either on demand or at contractual maturity), to repay wholesale borrowing as they mature, and to meet current lending objectives. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity portfolio of wholesale and retail funds. Longer term funds are raised through Northern Rock's Medium-Term Note programs. Monthly reports are made to the FSA covering sterling liquidity, while for other currencies a series of periodic returns are made covering non-sterling balances and their maturities.

In addition to approving permissible categories of liquid assets which may be purchased, the Liquidity Policy Statement sets forth approved operational limits and established operational guidelines for managing the Group's liquidity risk. Liquidity levels are monitored daily by the Treasury director and a daily cashflow liquidity report and sterling stock liquidity report are produced by the settlement back office and sent to the Treasurer director. Other daily reports are prepared including, among other things, daily movements, a portfolio analysis and a maturity profile. In addition, a monthly liquidity report is submitted to the Board analyzing the liquid assets and showing the relevant percentages of each type of instrument held by the Group. The Board is required to review the Liquidity Policy Statement on an annual basis.

The high quality of the liquidity portfolio is reflected by the credit ratings of the counterparties with whom Treasury deal, whereby 93% of counterparty exposures are rated single "A" or better. The

residual element of the portfolio is invested mainly in investment grade assets and unrated credits, mainly U.K. building societies.

The table below presents an analysis of short-term assets versus short-term liabilities as at December 31, 2004 and 2003.

	At December 31,	
	2004	2003
	(£ millions)	
Short-term assets (maturities 1 year or less):		
Cash	10.2	11.6
Loans and advances to banks	3,305.4	3,450.2
Loans and advances to customers	906.3	853.3
Debt securities	761.9	655.4
Total short-term assets	4,983.8	4,970.5
Short-term liabilities (repayable in 1 year or less):		
Deposits by banks	1,041.3	1,283.2
Customer accounts	18,434.0	16,781.2
Debt securities in issue	10,188.6	9,346.5
Subordinated liabilities	61.5	—
Other liabilities	335.6	338.8
Total short-term liabilities	30,061.0	27,749.7

The ratio of short-term assets to short-term liabilities at December 31, 2004 and December 31, 2003, were 16.6% and 17.9%, respectively.

Credit Risk

Credit risk is the potential risk of financial loss arising from the failure of a customer or counterparty to settle its financial and contractual obligations. Credit risk occurs mainly in the Group's loans and investment assets, and in derivative contracts. Prudent risk management is essential to ensure that the Group's cost advantage is not undermined by poor quality loans. Loss provisions for the year ended December 31, 2004, were £56.5 million, representing 0.18% of average loans and advances to customers compared with 2003 when loss provisions were £48.7 million (0.19% of average loans and advances to customers). See "Selected Statistical Information – Allowance for Loan Losses" below.

The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilizes various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. The customer loan risk management process incorporates sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels. Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by rating agencies. Credit limits are continually monitored and managed to ensure they remain within authorized counterparty credit limits approved by the Management Board. The majority of loans provided by Northern Rock are secured by U.K. residential properties.

Northern Rock's strategy is also designed to manage the quality of its residential mortgage portfolio as it grows. Accordingly, the Group reviews several key risk factors in managing the portfolio to ensure prudent new lending. Such factors include:

- *Emphasis on next time buyers and remortgage customers relative to first time buyers:* In Northern Rock's experience customers who have proven repayment records represent lower risk. Of Northern Rock's gross new residential mortgage lending in 2004, 42% was to next time buyers and 37% to remortgage customers.

- *Loan size:* Northern Rock's policy matches maximum loan-to-value ratios ("**LTV**") with permissible property values. Purchases up to £300,000 attract a maximum LTV of 95%, whereas purchases over £300,000 attract a maximum of 90%. During 2004 only 4% of new residential mortgage advances were over £500,000.
- *Geographic spread:* Distribution channels for new residential mortgage lending are designed to avoid excessive reliance on any one geographic region.
- *Size of loan relative to the value of the property:* Northern Rock's current policy is for at least 65% of new residential mortgage lending in any one year to have LTV ratios of 90% or lower.

Operational Risk

Operational risk is the potential risk of financial loss or impairment to reputation arising from failures in operational processes or the systems that support them. The three main categories of operational risk losses are direct financial losses, indirect losses due to impairment of the Group's reputation, and potential earnings foregone as a result of the lack of operational capability to transact business.

The Group has identified the following key components of operational risk: systems and processes, technology, customers, external events and relationships, people, reconciliation and accounting, new activity and legal and compliance.

To minimize operational risk, the Group has developed a Risk Policy and an Operational Risk Policy. It will maintain a system of controls commensurate with the characteristics of the business and markets in which the Group operates, best practice principles and regulatory considerations. Business and support function managers are primarily responsible for ensuring effective operational risk management and control within their businesses, particularly in respect of transactional risks. Where appropriate, the Group's Insurance Manager will arrange suitable cost effective insurance to mitigate or transfer operational risk exposures.

An Operational Risk Group, comprising senior management of all the main business functions under the chairmanship of the Chief Operating Officer has been established to monitor all aspects of operational risk.

Where necessary, the Group's senior management will establish a project team, comprising senior business line managers to devise and implement a suitable action plan to mitigate specific operational risk exposures.

Market Risk

Market risk is the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group. The principal market risks to which the Group is exposed are interest-rate risk and foreign exchange (currency) risk. The principal financial instruments that expose the Group to such risks are loans, deposits, securities, and derivatives, each of which are used for other than trading purposes.

In order to manage the Group's exposure to market risk, the Board has adopted a policy statement entitled the Balance Sheet Structural Risk Management and Hedging Policy Statement, which sets out the Group's policy regarding managing market risk in the balance sheet and the use of off-balance sheet hedging instruments to manage such risks. The policy statement provides a mechanism for the Board to assess, monitor and manage the current and anticipated interest rate risk, credit risk and currency risk in the balance sheet in line with the Group's overall risk policies.

Interest rate risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities.

Exposure to interest rate movements arises when there is a mismatch between interest rate sensitive assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The largest single items in the Group balance sheet are residential mortgages and retail deposits, both of which predominantly bear interest at variable rates. The contractual maturity of mortgage loans is generally more than five years but the maturity of retail deposits is primarily under one year. This apparent mismatch gives rise to issues which are addressed by the Group in its liquidity management. However, the effect of such mismatch on interest rate management is less significant. The Group has the ability to reprice both its retail variable-rate liabilities and variable-rate mortgage assets, subject to the constraints imposed by the competitive situation in the market place. Management believes this ability enables the Group to mitigate the impact of interest rate movements on net interest income for the Group's retail banking. Northern Rock also offers fixed-rate mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing penalty charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

A second control used measures net interest income sensitivity from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12-month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on January 1, 2005, would result in a decrease of £33 million and an increase of £27 million, respectively, in planned net interest income for the twelve months to December 31, 2005.

Interest Rate Sensitivity Gap

The following table shows the contractual re-pricing terms for each category of asset and liability, together with management's estimate of the interest rate sensitivity gap for the Group as at December 31, 2004. This does not reflect the potential impact of early repayment or withdrawal. Transactions without defined contractual re-pricing terms are shown according to management's expectations. Positions may not be reflective of those in subsequent periods. Major changes in positions can be, and are, made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

2004	Within 3 months	After 3 months but within 6 months	After 6 months but within 1 year	After 1 year but within 5 years	After 5 years	Non-Interest Bearing funds	Total
	(£ millions, except percentages)						
Assets							
Loans and advances to banks	3,246.9	12.0	2.5	—	—	44.0	3,305.4
Loans and advances to customers	2,691.7	4,682.7	6,290.9	18,010.7	1,428.8	—	33,104.8
Investment securities	3,422.2	33.0	76.3	1,012.5	773.8	—	5,317.8
Other assets	—	—	—	—	—	1,062.0	1,062.0
Total assets	9,360.8	4,727.7	6,369.7	19,023.2	2,202.6	1,106.0	42,790.0
Liabilities							
Deposits by banks	1,024.0	106.1	67.5	4.0	—	—	1,201.6
Customer accounts	12,735.3	2,185.1	3,518.8	1,902.8	—	—	20,342.0
Debt securities in issue	13,525.7	1,230.3	368.2	1,457.4	200.0	—	16,781.6
Subordinated liabilities	68.3	457.7	—	—	1,489.7	—	2,015.7
Other liabilities	—	—	—	—	—	907.2	907.2
Shareholders' equity	—	—	—	—	—	1,541.9	1,541.9
Total liabilities	27,353.3	3,979.2	3,954.5	3,364.2	1,689.7	2,449.1	42,790.0
Off balance sheet items affecting interest rate sensitivity	(14,121.4)	812.0	976.4	12,662.1	(329.1)	—	—
	13,231.9	4,791.2	4,930.9	16,026.3	1,360.6	2,449.1	42,790.0
Interest rate sensitivity gap	(3,871.1)	(63.5)	1,438.8	2,996.9	842.0	(1,343.1)	—
Cumulative interest rate sensitivity gap	(3,871.1)	(3,934.6)	(2,495.8)	501.1	1,343.1	—	—

Currency Risk

Currency risk arises as a result of the Group having assets, liabilities and off-balance sheet items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding. In addition to raising funds through the sterling money market, capital markets and domestic retail savings market, the Group raises funds through issuing euro commercial paper, U.S. dollar commercial paper, non-sterling denominated medium-term debt securities and non-sterling denominated retail funds. The most significant currencies in which the Group has transactions are U.S. dollars and the euro. The Group's policy is to fully hedge any exchange rate exposures by using cross-currency swaps and forward foreign exchange contracts or investing the proceeds of U.S. dollar or euro instruments in U.S. dollar or euro denominated assets (matched portfolio approach). Any non-sterling denominated assets are also fully hedged in this manner. Consequently, the sensitivity of income to changes in foreign exchange rates is insignificant to the Group.

The table below sets forth the value in sterling of all assets and liabilities of the Group denominated in a currency other than sterling at December 31, 2004 and 2003. The figures in the table below should not be viewed as indicating the Group's exposure to foreign exchange risk due to the use of hedging instruments discussed above.

	Group	
	2004	2003
	(£ millions)	
Assets	2,966.5	2,362.3
Liabilities	13,496.2	9,463.9

Derivatives

Board policy on use of derivatives

The Board has authorized the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from

changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge risk exposure, and the Group takes no trading positions in derivatives.

For the purpose of reducing interest rate risk and currency risk, the Group uses a number of derivative instruments. These comprise interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimized. Where either an off-balance sheet derivative instrument or an on-balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument which optimizes the following conditions:

- minimize capital utilization;
- maximize income or minimize cost;
- maximize liquidity;
- minimize administrative and accounting complexity; and
- minimize the Group's tax liability.

The benefits of using off-balance sheet derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss. The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

Analysis of activities and related hedging instrument

The following table sets forth activities undertaken by the Group and the related risks associated with such activities, and provides details of the types of derivatives used in managing such risks.

Activity	Risk	Type of Hedge
Management of the return on variable rate assets	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps Purchase interest rate options Sell forward rate agreements Purchase interest rate futures
Fixed-rate lending	Sensitivity to increases in interest rates Sensitivity to decreases in medium/long-term interest rates, resulting in prepayment	Pay fixed interest rate swaps Purchase interest rate caps Impose early repayment penalty charges
Fixed-rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed-rate asset investments	Sensitivity to increase in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures Purchase forward rate agreements Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts Purchase currency options

Analysis of derivatives by type of contract

The table below shows the underlying principal amount and positive and negative fair values of derivatives by type of contract.

	Underlying Principal Amount 2004	Positive Fair Values 2004	Negative Fair Values 2004
		(£ millions)	
Interest rate contracts:			
Interest rate swaps			
1 year or less	18,886.7	30.8	7.5
1 – 5 years	17,651.9	34.3	95.9
over 5 years	2,602.8	93.0	13.2
Equity index swaps			
1 year or less	1.0	—	—
1 – 5 years	179.0	4.9	4.4
over 5 years	—	—	—
Forward rate agreements			
1 year or less	35.3	—	—
1 – 5 years	50.0	—	—
over 5 years	—	—	—
Exchange traded futures			
1 year or less	211.3	—	1.4
1 – 5 years	—	—	—
over 5 years	—	—	—
Caps, floors and options			
1 year or less	—	—	—
1 – 5 years	—	—	—
over 5 years	—	—	—
	39,618.0	168.0	122.4
Exchange rate contracts:			
Cross currency swaps			
1 year or less	1,574.3	9.1	102.8
1 – 5 years	5,907.9	242.4	255.9
over 5 years	710.0	20.8	61.2
Forward foreign exchange			
1 year or less	2,522.4	18.8	59.0
1 – 5 years	—	—	—
over 5 years	—	—	—
	10,744.6	291.1	478.9

At December 31, 2004, the Group had not entered into any derivatives transactions with significant leveraging features. Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example, medium-term note issues based on equity indices or a multiple of an underlying asset or liability. Exposure to market risk on such contracts is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

SELECTED STATISTICAL INFORMATION

Average Balance Sheets and Interest Rates

The following table shows average balances and interest rates for Northern Rock for the past three years prepared on the basis of assets under management, including for this purpose assets subject to securitization as interest earning assets and securitized notes as interest bearing liabilities. This presentation differs in certain significant respects from the Consolidated Financial Statements included elsewhere herein in order to more accurately reflect management's approach to monitoring interest income and interest expense given the current amount of assets subject to securitization and related securitized notes in existence. As of December 31, 2004, approximately 34% of assets under management were securitized, as compared with 30% at December 31, 2003 and 23% at December 31, 2002. For further information, see Note 5 to the Average Balance Sheet appearing below.

Average Balance Sheet – Assets under Management

	2004			2003			2002		
	Average Balance(1)	Interest(2)	Average Rate %	Average Balance(1)	Interest(2)	Average Rate %	Average Balance(1)	Interest(2)	Average Rate %
				(£ million, except percentages)					
Assets									
Loans and advances to banks	3,263.0	136.6	4.19	3,104.3	97.5	3.14	1,869.8	76.1	4.07
Loans and advances to customers(3)	28,845.5	1,623.7	5.63	24,903.6	1,182.4	4.75	22,465.0	1,162.2	5.17
Debt securities	4,883.8	205.7	4.21	4,341.4	159.1	3.66	3,896.1	164.0	4.21
Equity shares and other variable yield securities	492.4	24.9	5.06	421.7	18.8	4.46	394.5	14.5	3.68
Total average interest-earning assets before assets subject to securitization	37,484.7	1,990.9	5.31	32,771.0	1,457.8	4.45	28,625.4	1,416.8	4.95
Assets subject to securitization	19,586.6	998.5	5.10	13,664.1	696.0	5.09	7,410.1	415.3	5.60
Total interest-earning assets	57,071.3	2,989.4	5.24	46,435.1	2,153.8	4.64	36,035.5	1,832.1	5.08
Non interest earning assets									
Tangible fixed assets	196.4		161.1		134.4				
Other	999.2		882.5		741.9				
Total average assets	58,266.9		47,478.6		36,911.8				
Liabilities and shareholders' funds									
Deposits by banks	1,632.4	50.5	3.09	1,485.3	39.3	2.65	1,307.8	43.3	3.31
Retail customer accounts – demand deposits	918.7	17.6	1.92	947.0	10.7	1.13	917.6	10.9	1.19
Retail customer accounts – time deposits	15,468.5	672.1	4.34	14,710.7	548.8	3.73	13,658.8	564.7	4.13
Customer accounts – wholesale deposits	2,661.4	109.0	4.10	2,483.6	83.3	3.35	2,371.9	86.1	3.63
Debt securities in issue	13,687.0	601.1	4.39	10,980.9	392.0	3.57	8,478.6	338.3	3.99
Dated and undated loan capital and other subordinated liabilities	1,879.8	118.3	6.29	1,619.5	90.7	5.60	1,225.2	73.9	6.03
Total average interest-bearing liabilities before securitized notes in issue	36,247.8	1,568.6	4.33	32,227.0	1,164.8	3.61	27,959.9	1,117.2	4.00
Securitized notes in issue(5)	19,709.4	953.9	4.84	13,343.6	538.3	4.03	7,247.7	323.7	4.47
Total average interest-bearing liabilities	55,957.2	2,522.5	4.51	45,570.6	1,703.1	3.74	35,207.6	1,440.9	4.09
Non interest bearing liabilities									
Other	841.9			626.0			580.0		
Shareholders' funds	1,467.8			1,282.1			1,124.2		
Total average liabilities and shareholders' funds	58,266.9			47,478.7			36,911.8		
Net interest margin									
Net interest income		466.9			450.7			391.2	
Interest income as a percentage of average interest-earning assets			5.24			4.64			5.08
Interest expense as a percentage of average interest-bearing liabilities			4.51			3.74			4.09
Interest spread			0.73			0.90			0.99
Net interest margin(4)			0.82			0.97			1.09

Notes:

(1) Average balances are based upon monthly data for Northern Rock and its subsidiaries.

(2) *For the purpose of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.*

(3) *Loans and advances to customers includes non-performing loans, net of allowances for loan losses. See "Allowance for Loan Losses" and "Problem and Non-Performing Loans and Advances" below.*

(4) *Net interest margin represents net interest income as a percentage of average interest earning assets.*

(5) *Under linked presentation consistent with U.K. GAAP, this item appears as a deduction from interest earning assets as opposed to a liability as set forth above.*

The following table shows the average balance sheet as it would appear under linked presentation, as used in the preparation of the Consolidated Financial Statements included elsewhere herein. This presentation shows as one linked asset the securitized notes and the related non-recourse finance – see Note 17 to the Consolidated Financial Statements included elsewhere herein.

The following tables set forth prevailing average interest rates and yields, spreads and margins for the three years ended December 31, 2004.

	At December 31,		
	2004	2003	2002
		(%)	
Prevailing Average Interest Rates			
United Kingdom:			
Banks base rate	4.38	3.69	4.00
London inter-bank offered rate:			
Three month sterling	4.64	3.73	4.06
Three month eurodollar	1.62	1.21	1.80
United States:			
Prime rate	4.35	4.12	4.68
Yields, Spreads and Margins (under Management)			
Gross yield(1)	5.24	4.64	5.08
Net interest spread(2)	0.73	0.90	0.99
Net interest margin(3)	0.82	0.97	1.09

Notes:

(1) *Gross yield represents interest income as a percentage of average interest-earning assets.*

(2) *Net interest spread represents the difference between the gross yield and the interest expense as a percentage of average interest bearing liabilities.*

(3) *Net interest margin represents net interest income as a percentage of average interest earning assets.*

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the years ended December 31, 2004 and 2003, based on assets under management. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2004/2003	Changes due to Increase/(decrease) in:		2003/2002	Changes due to Increase/(decrease) in:	
	Total Change	Volume	Rate	Total Change	Volume	Rate
	(£ millions)					
Interest Income						
Loans and advances to banks	39.1	5.0	34.1	21.4	50.2	(28.8)
Loans and advances to customers	441.3	187.2	254.1	20.2	126.2	(106.0)
Debt securities	46.6	19.9	26.7	(4.9)	18.7	(23.6)
Equity shares and other variable yield securities	6.1	3.2	2.9	4.3	1.0	3.3
Total on balance sheet interest income before assets subject to securitization[1]	533.1	215.3	317.8	41.0	196.1	(155.1)
Assets subject to securitization	302.5	301.7	0.8	280.7	350.5	(69.8)
Total interest income	835.6	517.0	318.6	321.7	546.6	(224.9)
Interest Expenses						
Deposits by banks	11.2	3.9	7.3	5.9	(9.9)	
Retail customer accounts – demand deposits	6.9	(0.3)	7.2	(0.2)	0.3	(0.5)
Retail customer accounts – time deposits	123.3	28.3	95.0	(15.9)	43.5	(59.4)
Customer accounts – wholesale deposits	25.7	6.0	19.7	(2.8)	4.1	(6.9)
Debt securities in issue	209.1	96.6	112.5	53.7	99.8	(46.1)
Dated and undated loan capital and other subordinated liabilities	27.6	14.6	13.0	16.8	23.8	(7.0)
Total interest expense before securitized notes in issue[1]	403.8	149.1	254.7	47.6	177.4	(129.8)
Securitized notes in issue	415.6	256.8	158.8	214.6	272.3	(57.7)
Total interest expense	819.4	405.9	413.5	262.2	449.7	(187.5)
Net interest income[1]	16.2	111.1	(94.9)	59.5	96.9	(37.4)

Note:

(1) Interest income, interest expense and net interest income have been stated after allocation of interest on instruments entered into for hedging purposes.

Investment Securities

The following table sets forth the book and market values of securities as at December 31 for each of the three years indicated. Investment securities are valued at cost, adjusted for the amortization of premiums or discounts to redemption, less provision for any permanent diminution in value. For further information, see Notes 17 and 18 to the Consolidated Financial Statements included elsewhere herein.

	2004 Book Value	2004 Market Value(1)	2003 Book Value	2003 Market Value(1)	2002 Book Value	2002 Market Value(1)
			(£ millions)			
Investment securities(2)						
Debt securities						
U.K. Government(3)	737.3	752.8	729.4	746.0	897.0	931.1
Other public sector securities	551.7	559.6	413.8	416.6	62.2	65.8
Bank and Building Society certificates of deposit	456.2	456.2	330.2	330.2	241.6	241.6
Other issuers:						
Floating rate notes	1,150.4	1,155.4	846.6	851.2	768.7	767.6
Mortgage-backed securities	1,115.4	1,120.8	1,227.5	1,228.8	1,201.9	1,200.9
Other asset-backed securities	178.7	179.1	224.1	223.9	202.8	202.4
Other	552.5	558.7	413.9	422.2	476.4	497.6
Equity shares and other variable yield securities	575.6	591.1	410.8	418.5	414.7	410.4
Total	5,317.8	5,373.7	4,596.3	4,637.4	4,265.3	4,317.4

Notes:

(1) There are hedges in place in respect of certain securities where the rise or fall in their market value will be offset by a substantially equivalent reduction or increase in the value of the hedges which are not included in the market value of the debt securities.

(2) Investment securities include government securities held as part of the Group's treasury management portfolio for asset/liability management, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investment securities listed and unlisted corporate securities.

(3) At December 31, 2004, U.K. Government securities held by Northern Rock were equal to 47.8% of total stockholders' equity, German Government securities were equal to 15.3% of total stockholders' equity and Spanish Government securities were equal to 10.4% of total stockholders equity. Northern Rock had no other investments in any one counterparty exceeding 10% of Northern Rock's stockholders' equity at December 31, 2004.

The following table sets forth the maturities of investment securities at December 31, 2004.

	Maturing within one year		Maturing after one but within five years		Maturing after five years but within ten years		Maturing after ten years		Total	
	(£ millions, except percentages)									
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.K. Government	4.7	4.00	287.9	4.93	159.7	4.97	285.0	5.65	737.3	5.21
Other public sector securities	—	—	350.3	3.16	121.8	4.06	79.6	4.39	551.7	3.54
Bank and building society certificates of deposit	456.2	4.60	—	—	—	—	—	—	456.2	4.60
Other issuers(1)	301.0	4.10	1,278.2	4.13	352.3	4.27	1,065.5	4.55	2,997.0	4.29
Sub total	761.9	4.40	1,916.4	4.07	633.8	4.40	1,430.1	4.76	4,742.2	4.38
Equity shares and other variable yield securities	110.6		186.1		161.4		117.5		575.6	
Total book value	872.5		2,102.5		795.2		1,547.6		5,317.8	
Total market value	879.3		2,119.5		807.7		1,567.2		5,373.7	

Notes:

(1) Included within "Other issuers" are asset-backed securities. These securities are classified in the table according to their contractual maturity dates; however, redemption of these securities is expected on average to take place between four and ten years from date of issue. As with the underlying assets, asset-backed securities involve prepayment risks; however, the Group's exposure to this type of risk is limited by the high proportion of floating rate assets in this category. See page 58 for further explanation of the Group's risk management and hedging strategy.

Loans and Advances to Banks

Loans and advances to banks includes loans to banks and building societies and balances with central banks (excluding those balances which can be withdrawn on demand).

Loans and Advances to Banks

	Year ended December 31,				
	2004	2003	2002	2001	2000
			(£ millions)		
Total loans and advances to banks	3,305.4	3,450.2	2,523.5	872.7	788.4

The following table sets forth loans and advances to banks by maturity at December 31, 2004.

Maturity Analysis of Loans and Advances to Banks

	On Demand	In not more than three months	In more than three months but not more than one year	In more than one year but not more than five years	In more than five years	Total
			(£ millions)			
Loans and advances to banks	268.9	3,017.0	19.5	—	—	3,305.4

Interest Rate Sensitivity of Loans and Advances to Banks

	At December 31, 2004
	(£ millions)
Fixed Rate	2,919.7
Variable Rate	385.7
Total	3,305.4

Loans and Advances to Customers

The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and in the form of unsecured lending and a limited number of lending facilities to corporate customers.

The following table sets forth total loans and advances to customers at the indicated dates.

Loans and Advances to Customers[1]

	Year ended December 31,				
	2004	2003	2002	2001	2000
			(£ millions)		
Advances secured on residential property	27,000.7	23,179.7	20,729.5	17,283.5	16,186.3
Advances secured on residential property (subject to securitization)[2]	22,048.4	15,229.4	9,287.8	5,258.9	2,377.6
Total advances secured on residential property	49,049.1	38,409.1	30,017.3	22,542.4	18,563.9
Other secured advances	1,278.1	939.5	742.6	1,059.2	813.8
Other secured advances (subject to securitization)[2]	290.8	449.3	553.4	—	—
Total other secured advances	1,568.9	1,388.8	1,296.0	1,059.2	813.8
Unsecured loans	4,590.5	3,236.6	2,892.9	2,049.6	1,019.1
Subtotal	55,208.5	43,034.5	34,206.2	25,651.2	20,396.8
Less: non-recourse finance	(22,103.7)	(14,832.4)	(9,254.6)	(4,707.0)	(2,306.0)
Total	33,104.8	28,202.1	24,951.6	20,944.2	18,090.8

Notes:

(1) No single concentration of lendings, with the exception of advances secured on residential properties in the United Kingdom, as disclosed above, accounts for more than 10% of Group lendings and no individual country, other than the United Kingdom, accounts for more than 5% of total Group lending.

(2) Securitization transactions, which commenced in 1999, are reported in accordance with FRS 5, "Reporting the Substance of Transactions". The criteria for linked presentation under FRS 5 have been satisfied and, accordingly, only the net amount of the Group's interests in the assets is consolidated and the gross advances and related non-recourse finance are shown together on the face of the balance sheet.

The following table sets forth certain loans and advances to customers by maturity at December 31, 2004.

Maturity Analysis of Loans and Advances to Customers

	On demand	In not more than three months	In more than three months but not more than one year	In more than one year but not more than five years	In more than five years	Provisions	Total
				(£ millions)			
Advances secured on residential property....	—	173.9	524.9	2,902.6	23,435.6	(36.3)	27,000.7
Advances secured on residential property subject to securitization[1].......	386.5	180.1	540.9	2,986.7	17,954.2	—	22,048.4
Other secured advances...	—	10.3	39.9	232.8	1,007.3	(12.2)	1,278.1
Other secured loans subject to securitization[1].....	52.4	2.8	8.3	48.1	179.2	—	290.8
Unsecured loans	3.5	36.7	117.1	1,696.1	2,815.5	(78.4)	4,590.5
Total.................	442.4	403.8	1,231.1	7,866.3	45,391.8	(126.9)	55,208.5

Note:

(1) See Note (2) above.

Interest Rate Sensitivity of Loans and Advances to Customers

	At December 31, 2004
	(£ millions)
Fixed Rate	34,211.3
Variable Rate	20,997.2
Total........	55,208.5

Allowance for Loan Losses

Through various processes Northern Rock actively monitors credit risk on an ongoing basis for its entire loan portfolio. Northern Rock's provisioning policy requires an adequate allowance to be maintained to cover losses in the loan portfolio. As Northern Rock's core business is focused on residential mortgage lending, the allowance for loan losses is primarily related to these activities. The loss provisioning methodology for residential lending activities is as follows:

Specific allowance: Where the collection of interest and/or principal on an individual loan is in doubt a specific provision is recorded. Specific provisions are calculated using a model which is used to evaluate losses based on historical default experience and other appropriate risk factors related to the delinquent loan portfolio at a given point in time. All loans which are over three contractual payments past due are evaluated using the model to identify the need for a specific provision. Loans over six contractual payments past due and properties in possession are evaluated on an individual basis to measure potential loss. Various factors are considered in this evaluation including, but not

limited to, collateral valuations, expected recoveries from mortgage indemnity guarantees and estimated recovery costs.

General allowance: Northern Rock maintains a general allowance to cover losses in the loan portfolio related to loans that have not yet been specifically identified as impaired. Northern Rock uses a statistically based model to calculate the appropriate general allowance for each completion year. The model considers appropriate risk factors specific to Northern Rock's loan portfolio and historical default experience. Other factors, including economic conditions, are also considered by management in determining the appropriate level of reserves required at a given point in time.

Recoveries: Recoveries of prior losses are recorded in income in the period of recovery as an offset against the specific provision for loan losses.

Amounts charged-off: Loans and advances are charged-off when the amount to be recovered can be calculated with accuracy through either the sale of collateral, repayment, or from amounts recovered through mortgage indemnity guarantee insurance. Charge-offs result in removing the loan balance and related specific allowance from the balance sheet. If any recovery is realized it is recorded as described above.

The following tables show Northern Rock's allowance for loan losses as at the year-end for the past five years and the movements in the allowance for loan losses for each of the years then ended.

Analysis of Year-End Allowance for Loan Losses

	Year ended December 31,				
	2004	2003	2002	2001	2000
	(£ millions, except percentages)				
Specific					
Advances secured on residential properties	3.4	3.1	2.7	5.1	6.5
Other secured advances	1.0	1.9	1.3	1.1	1.4
Unsecured loans	41.4	27.4	29.8	23.2	10.8
Total specific allowance	45.8	32.4	33.8	29.4	18.7
General					
Advances secured on residential properties	32.9	31.7	22.2	14.6	14.5
Other secured advances	11.2	8.7	8.4	9.7	9.3
Unsecured loans	37.0	28.5	18.5	7.7	4.6
Total general allowance	81.1	68.9	49.1	32.0	28.4
Total allowance	126.9	101.3	82.9	61.4	47.1
Ratios					
Total related allowances at each year end as a percentage of year-end:					
Advances secured on residential properties	0.13%	0.15%	0.12%	0.11%	0.13%
Other secured advances	0.95%	1.12%	1.29%	1.01%	1.30%
Unsecured loans	1.68%	1.70%	1.64%	1.49%	1.49%
Total allowance at each year end as a percentage of:					
Total loans and advances to customers at year end	0.38%	0.37%	0.34%	0.30%	0.26%
Provisions charged against income as a percentage of total loans and advances to customers at year end	0.17%	0.18%	0.18%	0.17%	0.09%
Net charge-offs as a percentage of average loans and advances to customers	0.10%	0.12%	0.12%	0.11%	0.07%
Total loans and advances ratios					
As a percentage of total loans and advances to customers:					
Advances secured on residential properties	81.9%	84.5%	84.9%	84.6%	89.7%
Other secured advances	3.9%	3.5%	3.1%	5.2%	4.6%
Unsecured loans	14.2%	12.0%	12.0%	10.2%	5.7%

Movements in Allowance for Loan Losses

	2004	2003	2002	2001	2000
	Year ended December 31,				
	(£ millions)				
Allowance at the beginning of the year	101.3	82.9	61.4	47.1	42.9
On acquisition during the year	—	—	4.3	—	—
Amounts charged off:					
Advances secured on residential properties	(3.8)	(3.7)	(5.0)	(6.3)	(8.0)
Other secured advances	(1.1)	(0.8)	—	(0.4)	(0.3)
Unsecured advances	(26.0)	(25.8)	(20.9)	(13.5)	(4.4)
Total amounts charged off	(30.9)	(30.3)	(25.9)	(20.2)	(12.7)
Specific provisions charged against income:					
Advances secured on residential properties	5.0	4.8	3.4	5.8	6.4
Other secured advances	0.3	1.4	0.2	0.2	(0.8)
Unsecured advances	41.9	26.1	28.1	26.1	12.0
Adjustments to provisions resulting from recoveries:					
Advances secured on residential property	(0.9)	(0.7)	(1.1)	(0.9)	(1.2)
Other secured advances	(0.1)	—	—	(0.1)	—
Unsecured advances	(1.9)	(2.7)	(0.6)	(0.2)	—
Total specific provisions charged against income	44.3	28.9	30.0	30.9	16.4
General provisions charged against income	12.2	19.8	13.1	3.6	0.5
Allowance at the end of the year	126.9	101.3	82.9	61.4	47.1

Trends in the allowance for loan loss ratios shown above are consistent with Northern Rock's past due experience over the past five years. Northern Rock has consistently maintained a low appetite for credit risk which has, together with other factors, resulted in an overall loan portfolio of high credit quality. Northern Rock's underwriting criteria for commercial lending continues to result in controlled growth with lower risk commercial borrowers. At December 31, 2004, total year-end allowances for loan losses on unsecured loans amount to £78.4 million compared with £55.9 million at December 31, 2003. This increase reflects the increase in outstanding unsecured balances and the continuing improvement in credit quality resulting in the ratio of unsecured loan allowances decreasing from 1.70% at year end 2003 to 1.68% at year end 2004.

Problem and Non-performing Loans and Advances

Problem and Non-performing loans and advances are analyzed and reported in categories which reflect U.S. lending and accounting practices. However, lending and accounting practices differ in the U.K. from those practices employed in the U.S. Different terminology is also used in the U.S. as compared to the U.K. to describe the same items. The following summary includes the primary differences in bank terminology and lending and accounting practices.

Differences in terminology(1)

U.K.	U.S.
Loans and advances	Loans and advances or "lendings"
Provision for bad and doubtful debts	Allowance for lending or loan losses
Interest receivable	Interest income
In arrears	Past-due
Loans with interest suspended	Loans in non-accrual status
Write-offs	Charge-offs
Repossession	Foreclosure
Property in possession	Foreclosed property, acquired property or other real estate owned
Problem loans and advances	Impaired loans and advances

Note:

(1) Throughout this Offering Circular, where appropriate, U.S. terminology has been used for disclosures related to loans and advances with the exception of the Group's Consolidated Financial Statements, which have been reported under U.K. GAAP.

Differences in Lending and Accounting Practices

In the U.S. it is the typical practice of banks to stop accruing interest when payments on loans and advances are 90 days or more past due or when recovery of both principal and interest is doubtful. Accrued interest upon transfer to non-accrual status is reversed from income and no further interest is recognized until it becomes probable that the principal and interest will be repaid in full in accordance with the contractual terms. In accordance with the U.K. British Bankers Association Statement of Recommended Practice on Advances, Northern Rock continues to accrue interest, where appropriate, to customer accounts where recovery is in doubt. This accrued interest is added to the loan balance and the suspended interest account and reported in the balance sheet, but it is not recorded as income during the period. Although this practice has no effect on net income when compared to the practice employed in the U.S., it has the effect of increasing the reported level of problem and potential non-performing loans and advances for U.K. banks in comparison with U.S. banks. The amount of this difference for Northern Rock as at December 31, 2004 was £6.4 million.

In the U.S. non-performing loans and advances are typically charged-off earlier than in the U.K. As a result, a U.K. bank may appear to have a higher level of non-performing loans and advances than a U.S. bank. In the U.K. such loans would be accounted for as loans subject to repossession as described below. This would generally not result in a difference in the reported interest income as such loans would typically not accrue interest in either the U.S. or the U.K.

In most circumstances in the U.S., title to property securing residential real estate transfers to the lender upon foreclosure. At foreclosure the loan is charged off and the acquired property is recorded at fair value with any recoveries recorded as an offset to the provision for loan losses for the period. Any specific allowance relating to the loan is not carried forward. The acquired property is subsequently reported in other assets on the balance sheet at the lower of cost or fair value less selling costs. Cost is defined as the fair value of the acquired property at the time of foreclosure. Upon sale of the acquired property, U.S. banks will record gains and losses in the income statement as gain or loss on acquired property.

Although a bank is entitled under U.K. law to enforce a first charge on property held as security in the U.K., it typically does so only to the extent of enforcing its power of sale. Northern Rock accounts for repossessed property in accordance with U.K. GAAP and industry practice for U.K. banks. At repossession, Northern Rock takes control of the property held as security on a loan but title does not transfer to the Bank. As U.K. banks generally do not take title to the property held as security, they are obligated to remit to the borrower any gain, in excess of the bank's net investment in the loan, realized upon the sale of the property. In contrast, U.S. banks may take title to the property upon foreclosure and, although generally not a common occurrence, a U.S. bank can recognize a gain upon the sale of the property.

Loans subject to repossession continue to be reported by Northern Rock as loans in the balance sheet, although the accrual of interest is suspended. Any recoveries or additional losses realized upon the subsequent sale of the property are recorded by Northern Rock within the provision for loan losses during the reporting period. This practice results in a difference in the classification of losses and recoveries in the income statement. It also has the effect of increasing the reported level of non-performing loans for U.K. banks in comparison with U.S. banks. The amount of loans subject to repossession held by Northern Rock and reported as non-performing loans as at December 31, 2004, amounted to £30.9 million.

The following tables present non-performing loans and advances for Northern Rock.

Group Non-performing Loans

	At December 31,				
	2004	2003	2002	2001	2000
	(£ millions, except percentages)				
Accruing lendings on which a proportion of interest has been suspended and/or on which specific allowance has been made	123.5	139.5	127.8	114.2	97.4
Accruing lendings 90 days overdue on which no interest has been suspended and on which no specific allowance has been made	43.6	25.9	45.9	30.4	38.2
Non-accruing lendings	30.9	13.4	9.5	16.9	12.4
Troubled debt restructurings	14.0	7.8	7.0	1.7	—
Total non-performing lendings	212.0	186.6	190.2	163.2	148.0

The table below sets out the number of residential mortgage loans in arrears falling into each category and such figures as a proportion of the number of residential mortgage loans.

Analysis of Residential Mortgage Loans in Arrears

	At December 31,				
	2004	2003	2002	2001	2000
Number of residential mortgage loans in arrears:					
3 to 6 months	1,695	1,674	1,946	1,598	1,601
6 to 12 months	422	634	658	736	800
Over 12 months	18	106	133	191	290
Total	2,135	2,414	2,737	2,525	2,691
As a percentage of the total number of residential mortgage loans:					
3 to 6 months	0.3%	0.3%	0.4%	0.4%	0.4%
6 to 12 months	0.1%	0.2%	0.2%	0.2%	0.2%
Over 12 months	—	—	—	—	0.1%
Total	0.4%	0.5%	0.6%	0.6%	0.7%

Interest in Suspense

	Year ended December 31,				
	2004	2003	2002	2001	2000
	(£ millions)				
Interest in suspense at the beginning of the year	5.8	5.5	5.8	5.5	5.8
Net interest suspended during the year	1.3	0.7	0.2	1.0	1.1
Interest written off	(0.7)	(0.4)	(0.5)	(0.7)	(1.4)
Interest in suspense at the end of the year	6.4	5.8	5.5	5.8	5.5

Deposits

The following table sets forth the average balances for each type of deposit and the average rate for each type of deposit for the three years ended December 31.

	Year ended December 31,					
	2004		2003		2002	
	Average Balance	Average Rate %	Average Balance	Average Rate %	Average Balance	Average Rate %
	(£ millions, except percentages)					
Deposits by banks	1,632.4	3.09	1,485.3	2.65	1,307.8	3.31
Retail demand deposits	918.7	1.92	947.0	1.13	917.6	1.19
Retail time deposits	15,468.5	4.34	14,710.7	3.73	13,658.8	4.13
Wholesale deposits	2,661.4	4.10	2,483.6	3.35	2,371.9	3.63
Total	20,681.0		19,626.6		18,256.1	

Retail demand and time deposits are obtained through, and administered by, the retail distribution network including the offshore operations in Guernsey and Dublin. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions. Demand deposits largely consist of passbook-based accounts whose balances are available on demand.

Time deposits comprise accounts which require customers to give notice of an intention to make a withdrawal, including fixed rate bonds, as well as postal and telephone deposit accounts. Delays in customers being able to use funds from postal and telephone accounts arise due to the impact of the time required for receipt of funds via mail or bank transfer following a request for withdrawal.

Wholesale deposits are sourced through the London money markets or over-the-counter (OTC) for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates which reflect the inter bank money market rates.

A number of key factors have affected the U.K. retail savings market during the period 2002 to 2004. This period has seen a significant increase in competition, especially from new entrants. Improved technology has resulted in the introduction of cost efficient distribution methods (*e.g.* telephone accounts and internet- based accounts). Interest rates were 6.00% at the beginning of 2001. During the period February 2001 to November 2001, rates steadily fell to an almost 40 year low of 4.00% and remained unchanged until February 2003. The downward trend continued in the first half of 2003, with rates reduced to 3.50% by July 2003. Rates have increased gradually over the period and at the end of 2004 the bank base rate had risen to 4.75%. All of these factors have affected the composition of Northern Rock's savings products and the effective rate paid to customers.

Short-term borrowings

The following table contains information regarding the Group's short-term borrowings (i.e., those with an original maturity of less than one year) for each of the three years ended December 31.

	Year ended December 31,		
	2004	2003	2002
	(£ millions, except percentages)		
Bank Deposits			
Year end balance	838.7	1,087.2	1,007.6
Maximum balance	1,636.2	1,613.5	1,162.1
Average balance	1,240.7	1,118.1	996.2
Average interest rate during year[1]	2.90%	2.74%	3.10%
Year end interest rate[2]	3.85%	2.84%	3.01%
Commercial Paper[3]			
Year end balance	3,201.1	2,416.4	1,895.9
Maximum balance	3,201.1	2,416.4	2,128.2
Average balance	2,263.7	2,086.7	1,607.5
Average interest rate during year[1]	3.13%	2.93%	3.52%
Year end interest rate[2]	3.42%	3.21%	3.73%
Certificates of Deposit			
Year end balance	3,834.1	3,468.5	2,594.1
Maximum balance	4,262.4	3,468.5	2,594.1
Average balance	3,277.1	2,700.3	1,581.2
Average interest rate during year[1]	3.98%	3.29%	3.80%
Year end interest rate[2]	4.48%	3.48%	3.55%

Notes:

(1) Average interest rates during the year are calculated by dividing total interest expense by the average amount borrowed.

(2) The year end interest rates presented are based on the rates paid and balances at a single day and as such may reflect market conditions that may not be indicative of generally prevailing market rates.

(3) Commercial paper included in the above analysis had an original maturity not exceeding 365 days.

The following table shows the maturity breakdown of certificates of deposit and time deposits of £51,776 (approximately $100,000) or more at December 31, 2004.

	Certificates of Deposit	Time Deposits	Total
	(£ millions)		
3 months	2,808.9	3,034.5	5,843.4
3 to 6 months	942.3	479.6	1,421.9
6 months to 1 year	252.2	312.1	564.3
Over 1 year	24.2	102.6	126.8
	4,027.6	3,928.8	7,956.4

COMPETITION

This section contains forward-looking statements that involve inherent risks and uncertainties. Northern Rock's actual results may differ materially from those contained in such forward-looking statements. See "Forward-Looking Statements" above.

Industry Background

Northern Rock's main competitors have traditionally been providers of personal financial services in the United Kingdom. These include banks, building societies, life insurance companies and mutual insurance organizations. In recent years, competitive pressures, consolidation and changes in the regulatory environment have led to a blurring of the boundaries between banks, building societies and insurance companies in the United Kingdom. In addition, in recent years new providers of financial services have emerged as competitors in the U.K. residential mortgage lending market and retail savings market. Below is a description of the traditional types of organizations that continue to compete with Northern Rock, as well as a description of certain new competitors.

Banks and building societies

There has been significant consolidation of banks and building societies in recent years. The number of building societies has fallen from 105 in 1992 to 63 currently. This reduction has been marked by the merger of certain of these organizations as well as acquisitions by existing banks.

Certain major financial service providers have also changed their legal status with Halifax, Woolwich and Alliance & Leicester building societies converting during 1997 to stock form U.K. licensed banks in the form of public limited liability companies. A number of building societies have chosen not to convert, and legislation was passed in 1997 to enable these organizations to compete more freely with banks. Despite this, Bradford and Bingley Building Society converted to a listed bank in December 2000.

Insurance Companies

The U.K. insurance industry has traditionally been comprised of a large number of mutual insurance organizations and several composite insurers originating a range of products, distributed through banks, building societies, direct sales forces and a large network of independent financial advisers. In recent years, the entry of building societies and banks into the market as originators, as well as distributors, has reduced this dominance.

Non-Traditional Competitors

Certain supermarkets and other large retailers and utility companies sell financial services to their customers. A number of U.K. banks have cooperation arrangements with large U.K. retailers to provide personal banking services to their customer base, including direct savings accounts through the mail or by telephone. In addition, insurance and life assurance companies have entered the mortgage and retail savings markets, and more recently foreign entities have been active in the U.K. retail savings market. Such companies are using low cost telephone, postal and internet- based distribution channels to offer competitively priced retail savings products and mortgages. Certain U.K. banks, notably Halifax and to a lesser extent Abbey, operate stand-alone, separately branded internet banks. Northern Rock's response to such competition is to continue to develop its e-commerce capabilities as an integrated part of the Group's distribution strategy and to continue to offer customers a range of options for transacting business. See "– Description of Business – Distribution Network – Internet-based distribution" for a more detailed discussion of such activity to date.

The U.K. Residential Mortgage Market

The table below sets out information for the last five years concerning year-end balances of U.K. lending secured on residential property and the proportions held by banks, building societies and Northern Rock.

	Total Balances	Building Societies	Banks	Northern Rock
	(£ billions)	(%)	(%)	(%)
2000	536.3	19.9	72.0	3.5
2001	591.2	19.2	70.8	3.7
2002	675.2	18.3	69.3	4.3
2003	774.5	18.4	66.0	4.8
2004	876.6	18.2	61.9	5.5

Source: Council of Mortgage Lenders (CML) (using information based upon Bank of England data) except for information regarding Northern Rock's balances which are taken from Northern Rock's own data.

The table below sets out information for the last five years showing gross and net lending in the U.K.

	Gross	Net
	(£ billions)	
2000	119.7	40.8
2001	160.2	54.3
2002	220.7	79.6
2003	277.4	101.3
2004	291.2	100.9

Note:
Source: Council of Mortgage Lenders (CML) (using information based upon Bank of England data).

The U.K. residential mortgage market was buoyant in 2004, showing an increase in gross lending of 5.2% over comparable 2003 lending figures and a decrease in net lending of 0.4%. Such growth was supported by average house price inflation of 15%, during 2004 low levels of interest rates and generally low levels of unemployment. The year 2004 also saw significant increase levels of re-mortgage activity with 42% of total U.K. gross lending attributable to re-mortgages, compared with 42% in 2003 and 37% in 2002.

Competition in the U.K. mortgage market involves defending the existing stock of balances and competing for the flow of new lending. New lending is driven by first-time buyers or next-time buyers remortgaging or changing homes. In recent years, the proportion of the population owning their own homes has stabilized at around 70%. Although this figure is high by European standards, Management believes it is unlikely to increase or decrease significantly in the near future. Consequently, Management views the mortgage market in the U.K. as a mature and highly commoditized market driven primarily by price, especially with respect to new lending.

A key feature of the U.K. mortgage market is the differential pricing structure that has developed, mainly in response to increased competition. New customers are offered attractive rates via discounts, tracker accounts, fixed and capped rates or cashbacks for a period of time, compared with existing customers who pay a standard variable rate which can fluctuate in response to competitive forces and U.K. monetary and economic policy. This differential pricing structure is likely to contribute to continued strong levels of re-mortgage activity in 2005.

Due, in part, to competitive pricing since the early 1990s, product innovations and retention of existing customers, Northern Rock has been able to achieve net lending greater than its market share of balances over this period while its gross lending has been only slightly above mortgage stock levels. Northern Rock's redemption levels have remained below its share of stock due to the effect of early repayment charges and, more recently, improvements in retention policies. The latter includes allowing existing customers to transfer to products available to new customers, subject to the payment of any existing early repayment charges, and the investment in a dedicated mortgage retention team.

Management expects that competition from existing lenders is likely to remain intense. Management also considers that new customers will remain attracted to up-front incentives on traditional mortgage products and that strong demand will remain for credit bundling products, enabling Northern Rock to achieve volume lending in 2005.

The U.K. Retail Deposit Market

The U.K. retail deposit market is dominated by banks, building societies and National Savings. National Savings is a U.K. Government-sponsored savings and investment organization, with products distributed to individuals through the U.K. Post Office branch network and through postal accounts. Figures for the total U.K. retail deposit market appearing in the table below have been compiled from details published by the Bank of England.

Building Societies', Banks' and Northern Rock's Share of the U.K. Retail Deposit Market

	Total U.K. Retail deposits[1]	Building societies' share of total U.K. Retail deposits[1]	Banks' share of total U.K. Retail deposits[1][2]	Northern Rock's share of total U.K. Retail deposits[1]
	(£ billions)	(%)	(%)	(%)
2000	633.6	17.1	72.8	1.9
2001	681.6	17.9	72.9	2.0
2002	734.2	18.3	73.3	2.1
2003	809.4	17.7	74.1	2.0
2004	876.6	17.7	74.5	2.0

Notes:

(1) *Source: Bank of England, except for information regarding Northern Rock's balances which are taken from Northern Rock's own data.*

(2) *Included within Banks' share of total U.K. retail deposits are companies such as Tesco plc and Egg plc, which have U.K. banking licenses.*

Management believes that the U.K. retail deposit market, like the residential mortgage market is a commoditized one, driven primarily by price. This is particularly true for the flow of new money, which will seek the most attractive rates available. Older deposit balances have traditionally subsidized the cost of new retail deposits, primarily reflecting customer inertia.

In the last 10 years, competition for U.K. retail deposits has increased as new participants, such as supermarkets and insurance/life assurance companies entered the market by offering attractive rates of interest. This situation has been exacerbated since 2000 by the introduction of internet-based accounts and foreign entrants which have offered rates at or above U.K. bank base rates. The combined effect of this competition has caused the cost of attracting new retail deposits to be higher in many cases than the cost of wholesale money market deposits.

Management believes that increased consumer awareness driven by the press and increased competition has resulted in the potential for greater volatility of retail deposit balances both between different organizations and between different accounts within organizations, resulting in a reduction in the differential between rates paid to existing and new balances as customers transfer to higher rate accounts and organizations aim to retain existing balances.

European Union Directives

The framework for supervision and regulation of banking and financial services in the United Kingdom has been, and continues to be, heavily influenced by European Union ("EU") Directives which are required to be implemented in EU member states through national legislation. The banking Directives aim to harmonize banking regulation and supervision throughout member states by laying down minimum standards in key areas and requiring member states to give "mutual recognition" to each other's standards of regulation. The Banking Consolidation Directive ("BCD") includes the "passport" concept: that is, freedom to establish branches in, and to provide cross-border services into, other member states once a bank is authorized in its "home" member state.

Investment firms are subject to a similar regulatory environment and can obtain a "passport" with respect to authorization under national legislation implemented pursuant to the Investment Services Directive (now known as the Markets in Financial Instruments Directive). Despite the application of the "passports", a "host" member state can impose certain requirements on the conduct of banking and investment activities in its boundaries (including conduct of business rules).

Although a credit institution such as Northern Rock is primarily regulated in its home state by a national regulator, the EU Directives prescribe minimum criteria for regulation of the authorization of credit institutions and the prudential supervision applicable to them, including in respect of capital adequacy, liquidity and limits on large exposures to certain types of counterparties. The prudential rules for banks in respect of credit risk are based on the requirements of the BCD, while those relating to market work (including position risk, counterparty, settlement risk and foreign exchange risk) are based on the requirements of the Capital Adequacy Directive (the "CAD"). The CAD applies both to banks and to investment firms (and, in respect of the latter, also sets out initial capital requirements). Finally, the Financial Groups Directive provides for the prudential supervision of financial groups or conglomerates.

In September 2002, the European Commission published a proposal on a directive on consumer credit to the EU member states, which would require prospective creditors to provide advice and information to consumers taking consumer credit before the credit agreement will be concluded, so that the consumer can choose in full knowledge of the facts among the types of credit offered. Among other things, the proposal required that the information to be provided by the credit intermediary and creditor should in particular include an annual percentage rate of charge applicable to the credit; the total lending charge; the agreed duration of the loan and the number and amount of installments. This is to standardize information given to consumers to make Europewide comparisons easier. Similarly, it will be the responsibility of the creditor, in accordance with the principle of "responsible lending", to check whether the consumer and, where applicable, the guarantor are in a position to meet new commitments. The September 2002 proposals also included provisions in respect of borrowers drawing down credit under the terms of their mortgage loans. In January 2004, the European Parliament published a re-drafted form of the proposed Directive. Significantly, the re-draft excluded loans secured by a mortgage on land. The European Parliament approved this re-draft on its first reading on April 20, 2004. In October 2004, the European Commission published an amended Form of the proposed Directive. The U.K. Department of Trade and Industry ("DTI") has consulted with consumer and industry organizations on the proposal and in February 2005 published a consultation paper on the form of the proposed Directive.

New Basel Capital Accord

The Basel Committee on Banking Supervision published the text of a new capital adequacy framework on 26 June 2004 under the title "International Convergence of Capital Measurement and Capital Standards: a Revised Framework" ("Basel 2"). This new framework replaces the existing 1988 Basel Accord and places enhanced emphasis on market discipline and sensitivity to risk.

On 14 July, 2004 the European Commission published its consultation paper on the proposed Capital Requirements Directive (the "CRD"), by which Basel 2 will be implemented in the EU. Although Basel 2 applies only to banks, the CRD will apply the Basel 2 principles both to banks and to investment firms. The CRD aims to implement Basel 2 in the EU by "recasting" each of the BCD and the CAD so that they comply with the new capital adequacy framework.

The various approaches under the Basel 2 framework and the proposed CRD will be implemented in stages, some from year-end 2006, the most advanced at year-end 2007.

Northern Rock has a Basel project team which is working to ensure that the capital benefits of the New Basel Capital Accord are available to Northern Rock as quickly as possible.

U.K. Regulations

The Companies Acts govern the fundamental concepts of constitutional issues, company registration and the format and production of annual reports and accounts applicable to such entities including Northern Rock. As a U.K. public limited company listed on the London Stock Exchange, Northern Rock is obliged to comply with a code of practice known as the Combined Code regarding corporate governance. Further, as part of the continuing obligations of Northern Rock under the listing rules of the UK Listing Authority (the body which approved Northern Rock's listing on the London Stock Exchange) and the disclosure rules of the FSA (defined below), it must disclose, through a regulatory information service, all "inside information" (broadly speaking, information which would, if generally available, be likely to have a significant effect on the price of its securities listed on the London Stock Exchange).

The undertaking of certain activities in the U.K. subjects the relevant entity to further regulatory regimes. The most significant regimes relevant to Northern Rock are discussed below.

The principal piece of legislation governing the establishment, supervision and regulation of financial services in the UK is the Financial Services and Markets Act 2000 (the "FSMA"). The Financial Services Authority (the "FSA") is the single regulator for the full range of financial business in the U.K.; it derives its powers under the FSMA and regulates both the prudential aspects and conduct (including market conduct) of those businesses.

The FSMA prohibits any person from carrying on a "regulated activity" in the U.K. unless that person is an "authorized person" under the FSMA or is specifically exempted from such provision. The list of "regulated activities" under the FSMA includes deposit-taking and activities relating to investment and insurance businesses.

Banking (Acceptance of Deposits)

Northern Rock is authorised by the FSA to accept deposits in the U.K.

The FSA monitors the liquidity of the U.K. banking sector through a series of periodic returns covering both sterling and non-sterling operations. U.K. banks are required to maintain, in interest-free accounts at the Bank of England, a non-operational cash balance of a percentage of eligible liabilities. The FSA also requires banks to report (among other things), and in some cases obtain consent for, large single exposures and large exposures to related borrowers.

The Banking Code (the "Code") is a voluntary code adopted by U.K. banks and building societies. It sets the minimum standards of service that personal customers can expect from all banks and building societies which subscribe to the Code. The Code covers the responsibilities of the banks and building societies to their personal customers in connection with the operation of their accounts. The Code became effective in March 1992, with subsequent revisions in March 1994, March 1997, March 1999, January 2001, March 2003 and March 2005. Northern Rock has adopted the Code. Compliance with the Code is monitored by the Banking Code Standards Board ("BCSB").

Investment Business

The conduct of investment business is regulated in the U.K. in that, among other things, "dealing in", "arranging deals in", "managing", "safeguarding and administering" and "advising on" investments are "regulated activities" under the FSMA. The Group has the appropriate authorization under the FSMA to conduct its investment business activities.

The marketing and promotion of investments ("investments" includes rights under a contract of insurance) in the U.K. is prohibited under the FSMA unless the promotion is made by an authorized person or the communication is approved by an authorized person. Various exemptions apply as reflected in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

Under the former regulatory regime, "Listed money market institutions" were exempted from the provisions of the Financial Services Act 1986 in respect of their money market activities only. Northern Rock was granted listed money market institution status and that status was

"grandfathered" into the new regime under the FSMA. Such money market activities remain regulated by the FSA which expects such entities to observe the relevant chapters of the FSA Handbook (in particular, the chapter entitled "Inter-Professional Conduct"). Given the nature of Northern Rock's money market activity, the Non-Investment Products Code (NIPs) is also applicable to this business.

Northern Rock Financial Services Limited is a non-trading company which resigned from FSA regulation in April 2003 following completion of the review of personal pensions mis-selling.

Insurance

NORMIC is the only subsidiary of Northern Rock which undertakes insurance business.

NORMIC is a Guernsey-registered company, and consequently is regulated by Guernsey law and the Guernsey Financial Services Commission.

Financial Services Compensation Scheme

Depositors are protected in respect of their deposits with authorized institutions in the U.K. Payments under the Financial Services Compensation Scheme ("FSCS") are limited to 100% of the first £2,000 of a depositor's total deposits with the institution and 90% of the next £33,000, resulting in a maximum payment of £31,700. The FSCS is financed by a levy on all authorized institutions in proportion to their deposit base which includes deposits in sterling, other European Economic Area currencies and the euro.

The FSCS also applies to investments, and covers loss arising when an investment business goes out of business and is unable to make payments to investors and also loss arising from bad investment advice or poor investment management. Payments under the FSCS for a claim against an investment firm are limited to 100% of the first £30,000 of an investor's total investment and 90% of the next £20,000, resulting in a maximum payment of £48,000.

Dispute Resolution

The FSMA gives the FSA the power to make rules relating to the handling of complaints by firms and provides for the establishment of an independent dispute resolution scheme to resolve complaints about financial services firms quickly and with minimum formality. The body established to administer and operate this scheme is the Financial Ombudsman Service Limited.

Regulation of Mortgage Business

Mortgage lending and services, the arranging of mortgages and the giving of mortgage advice in the U.K. became a regulated activity under the FSMA on October 31, 2004 (the date known as "N(M)"). The Mortgages: Conduct of Business Sourcebook ("MCOB") covers conduct of business requirements for authorized persons in respect of regulated mortgage contracts. These rules provide for, amongst other things, certain pre-origination matters, such as financial promotions and draft pre-application illustrations, start of contract disclosures, post-sale disclosures (annual statements), rules on contract charges and arrears and repossessions. The MCOB came into force on N(M).

The regime under the FSMA regulating financial promotions also covers the content and manner of promotions of regulated mortgage products, and by whom such promotion can be issued or approved.

Northern Rock is authorised to carry on such regulated mortgage business.

Other Relevant Legislation & Regulation

The Consumer Credit Act 1974 (the "CCA") regulates the provision of secured and unsecured loans for amounts up to £25,000 and ancillary credit businesses such as credit brokerage and debt collecting. On July 25, 2001, the DTI issued a consultation paper with a view to updating and modernizing the CCA. A summary of the responses was published by the DTI on February 15, 2002. In November 2002, the DTI announced its intention that a credit agreement will be required for credit agreements made after this change is implemented: (a) where the borrower is or includes an individual, save for partnerships of four or more partners, (b) irrespective of the amount of credit (although in July 2003, the DTI announced its intention that the financial limit of £25,000 will remain for certain business-to-business lending), and (c) where the credit agreement is not an exempt agreement. If this change is implemented, then any loan or further advance originated or varied bilaterally after this time, other than a regulated mortgage contract under the FSMA or an exempt agreement under the

CCA, will be regulated by the CCA. Such loan or further advance will have to comply with requirements as to form and content of the credit agreement and, if it does not comply, will be unenforceable against the borrower. A Consumer Credit Bill containing these provisions was introduced into Parliament in 2005. This Bill lapsed with the dissolution of Parliament on 11 April 2005, but was re-introduced in Parliament on 18 May 2005. Further proposals to amend the CCA and secondary legislation made under it are expected at an unspecified time.

So as to avoid dual regulation the FSA has expressed its intention that regulated mortgage contracts will not be covered by the CCA. This carve-out only affects mortgages entered into on or after N(M). Before that date, the CCA will continue to be the relevant legislation. For the avoidance of doubt, regulated mortgage contracts will, however, be enforceable only under court order obtained pursuant to section 126 of the CCA, notwithstanding their regulation under the FSMA where those contracts would otherwise be regulated or treated as regulated by the CCA.

A number of changes to the current CCA regime were introduced in October 2004, notably changes to the consumer credit advertising promotions rules and changes to the form and content of credit agreements and to early settlement rules.

The Data Protection Act 1998 regulates, among other things, the retention and use of data relating to individual customers. Each company in the Group has made appropriate notifications under that Act.

The Unfair Terms in Consumer Contracts Regulations 1999 came into force in October 1999. These Regulations (together with the Unfair Contract Terms Act 1977, the "Regulations") apply to certain contracts for goods and services entered into with consumers. The main effect of the Regulations is that a contractual term covered by the Regulations which is "unfair" will not be enforceable against a consumer. The Regulations apply, among other things, to mortgages and related products and services. The FSA Handbook contains guidance on the FSA's approach under the Regulations in respect of financial services contracts.

Unclaimed Assets – Budget 2004

As part of the U.K.'s Chancellor of the Exchequer's budget statement issued on March 17, 2004, the U.K. Government stated its support of the efforts of the British Bankers' Association, the Building Societies' Association and National Savings and Investments in trying to reunite unclaimed assets and their owners. A voluntary scheme is proposed whereby unclaimed assets be reinvested in society, as long as the original owners' entitlements to reclaim are preserved, via charitable and voluntary organizations.

Northern Rock, together with other U.K. banks and the British Bankers' Association, are considering the implications of the budget statement.

DIRECTORS AND SENIOR MANAGEMENT

The following table identifies the directors and senior management of Northern Rock as of July 12, 2005, and sets forth their functions and areas of experience within Northern Rock, principal business activities performed outside of Northern Rock, including any outside directorships.

Name (and date of birth)	Current position	Principal external directorships	Year Appointed
Dr. Matthew White Ridley (February 7, 1958)	Chairman	Northern 2 VCT Plc PA Holdings Limited Northern Investors Company PLC	1994
Adam John Applegarth (August 3, 1962)	Chief Executive	Persimmon plc	1996
David Frank Baker (May 2, 1953)	Chief Operating Officer	Newcastle Employment Bond Limited	1996
Robert Frederick Bennett (May 30, 1947)	Group Finance Director	Greggs plc	1993
Keith McCallum Currie (July 18, 1956)	Treasury Director	Granite Mortgages	2005
Nicholas Adam Hodnett Fenwick (October 20, 1960)	Non-Executive Director	Fenwick Limited Kingstown Town Centre Management Limited John Swire and Sons Limited	2003
Sir Ian Gibson (February 1, 1947)	Non-Executive Director	BPB plc GKN plc Chelys Limited	2002
Andy Menze Kuipers (December 24, 1957)	Sales & Marketing Director	None	2005
Nichola Pease (April 3, 1961)	Non-Executive Director	J O Hambro Capital Management Limited Grainger Trust plc	1999
Michael James Queen (September 27, 1961)	Non-Executive Director	3i Group PLC Ship Mortgage Finance Company plc British Venture Capital Association	2005
Rosemary Anne Radcliffe (October 9, 1944)	Non-Executive Director	NIAL Holdings plc Newcastle International Airport European Business Forum	2005
Sir George Russell (October 25, 1935)	Senior Independent Director	ITV plc	1985
Derek Wanless (September 29, 1947)	Non-Executive Director	Northumbrian Water Group plc NESTA Enterprises Limited	2000

Note:
(1) Year appointed to the Board of Directors of Northern Rock or its predecessor, Northern Rock Building Society.

The business address of the directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

Corporate Governance

Northern Rock regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to Northern Rock's shareholders for corporate governance, and the following describes how Northern Rock applies the principles and provisions contained in the Combined Code of Corporate Governance published in July 2003 (the "**Combined Code**"). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code and, where they do not do so, to provide a clear explanation of why they do not comply. For the period January 1, 2004 to December 31, 2004 Northern Rock complied with all aspects of the Combined Code.

The Board of Directors

The Board of Directors meets regularly throughout the year, retains full and effective control over the Company and its subsidiaries (the Group), is collectively responsible for the success of the Group and determines its strategy and policies whilst monitoring performance. The Board met eleven times during 2004 and, after the retirement of Sir John Riddell and Sir David Chapman on 27 April 2004, comprised the Chairman, the Senior Independent Director, four other Non-Executive Directors, the Chief Executive and two other Executive Directors.

The Board has a formal written schedule of matters reserved for its review and approval and has adopted a detailed procedures manual which covers the responsibilities and procedures of the Board, its Committees and its officers. This includes setting policies for Balance Sheet structural risk management, the raising of Non Retail Funds, Liquidity and Credit Risk, the setting of capital expenditure budgets, the declaration of dividends and the approval of the Annual Report and Accounts.

Authority for the execution of approved policies has been delegated by the Board to the Company's Executive Committee and the Chief Executive. The Executive Committee comprises the Chief Executive, the other Executive Directors and the Company Secretary.

Within the parameters set out in the Committee's terms of reference, the Executive Committee has responsibility for facilitating the Company's effective operation to ensure that it meets its objectives through the implementation of the Strategic and Operational Plans. The Committee also monitors developments in the Company's core markets, and examines, appraises and reviews defence initiatives, potential acquisitions and corporate finance initiatives. It also establishes processes to control, appraise and review the implementation of any new procedures that are agreed upon.

The Management Board Asset and Liability Committee is responsible for overseeing the management and review of the Company's balance sheet risk profile and processes together with the Company's balance sheet, profit and loss and liquidity profiles. In addition, the Committee has authority to authorise use by the Company of structured financial products and private equity investments in accordance with the polices and procedures set down in the Corporate Finance and Structured Financial Policy statement approved by the Board.

A clear division of responsibility exists between the Chairman, who is responsible for running the Board and the Chief Executive who has responsibility for running the business. This division is clearly set out in the Chairman's letter of appointment and the Chief Executive's job description.

Appointments to the Board

The Company's Articles of Association require that each Director stand for re-election at least every three years and that Directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The Directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

The Company's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday.

Directors

More than half of the Board comprises Non-Executive Directors all of whom have experience in a wide range of commercial and banking activities. The Board considers all of the Non-Executive Directors to be independent for the purposes of the definition in the Combined Code. This requires the Board to determine whether each Director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgement.

It is the Company's policy that every Director should receive appropriate training on the first occasion that he or she is appointed to the Board, and subsequently as necessary. A detailed induction process exists for new Directors and, to ensure that Directors are able to discharge their responsibilities effectively, this is supported by an ongoing training programme. As part of the annual appraisal process, Directors are asked to identify areas where additional training is required.

To enable the Board to function effectively, all Directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. The Company arranges additional, specific training or support for any Director who requests it.

The Chairman ensures that all Directors are properly briefed on issues to be discussed at Board meetings. All Directors are able to obtain further advice or seek clarity on issues raised at Board meetings from within the Company or from external professional sources. All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. Additionally, the Company Secretary provides regular reports to the Board to ensure that it remains up to date on the latest regulatory, legal and governance developments relevant to the Company and its officers. Where necessary, the Directors are able to take independent professional advice at the Company's expense.

Chairman's Appointment

As announced on 17 July 2003 Dr M W Ridley succeeded Sir John Riddell as Chairman of the Company on 27 April 2004. The selection process to identify Sir John's successor commenced in 2002 and was conducted by the Nominations Committee in accordance with governance standards and best practice in force prior to the publication of the revised Combined Code.

Board Appraisal

The Combined Code requires that Non-Executive Directors, the Board and its Committees should be subject to annual appraisal. Where a Non-Executive Director is proposed for re-election beyond six years, the proposal should be subject to a particularly rigorous review, and should take into account the need for progressive refreshing of the Board.

All Executive Directors, Non-Executive Directors and the Chairman were subject to an appraisal during the financial year under review to ensure that their contribution continued to be of the highest standard. The Chief Executive and all of the Non-Executive Directors were appraised by the Chairman whilst the appraisal of the Group Finance Director and Chief Operating Officer was completed by the Chief Executive. The Senior Independent Director conducted the appraisal of the Chairman, after meeting with the Non-Executive Directors in absence of the Chairman and having also canvassed the opinions of the Executive Directors.

For the year under review, the conclusion of the appraisal exercise was that each Non-Executive Director, Executive Director and the Chairman demonstrated a continued commitment and effective contribution to their position. The terms of appointment of each Non-Executive Director have been renewed for a further year with effect from 1 January 2005, subject to re-election where appropriate at the Annual General Meeting held in April 2005.

As part of the appraisal exercise, each individual also completed an evaluation of the Board and its Committees to enable the Secretary to report to the Board on how effective each was in discharging its responsibilities. The appraisal exercise was completed by the Board considering and debating the Secretary's report and reviewing the respective strengths and weaknesses of the Board, its members and its Committees. The Secretary reported to the Board that the evaluation of the Board and its Committees showed that they were discharging their responsibilities effectively and confirmed the process also provided useful feedback that would be used to improve current practice and procedures.

Board Committees

In accordance with the Combined Code, the Board has established a number of Committees to assist it in the way that it deals with matters that are reserved for its consideration. The Chairman and membership of each Committee are set out on page 90.

Each Committee has detailed terms of reference clearly setting out its remit and authority. In accordance with the Combined Code, the terms of reference of the Audit, Nominations, Remuneration and Risk Committees are available on the Company's website and on request in writing from the Company Secretary.

In addition to the meetings of the Board and the Committees which took place throughout the year, the Chairman also held meetings with Non-Executive Directors in absence of the Executive Directors and Sir George Russell met with the Non-Executive Directors in absence of the Chairman and the Executives.

The following paragraphs set out details of the Committees and the particular work that they undertake.

Audit Committee

The Audit Committee comprises five independent Non-Executive Directors and met six times during 2004. It considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group. It also reports to the Board on both financial and non-financial controls. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors. In February 2004, the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2004 Annual General Meeting.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings and have direct access to the Audit Committee and its Chairman at all times. The Chief Internal Auditor provides further assurance that the significant risks identified by the business are properly managed. The Chief Internal Auditor has direct access to the Audit Committee and its Chairman. The Executive Directors are not members of the Audit Committee but attend meetings by invitation of the Audit Committee, as necessary, to facilitate its business.

The Audit Committee reviews the internal control system on behalf of the Board and is also responsible for reviewing the effectiveness of the Internal Audit function. At each meeting the Committee receives reports of reviews conducted throughout the Company by the Internal Audit and (periodically) Compliance functions.

The Combined Code requires the Board to be satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The Board is satisfied in this regard and, in addition, in the opinion of the Board the qualifications of each of the Audit Committee members gives the Audit Committee the breadth of financial experience to discharge its responsibilities.

Chairman's Committee

The principal function of the Chairman's Committee is to review the Company's strategy and to consider any major operational issues or proposals for significant new initiatives that may arise. The Committee only meets as a formal Committee in exceptional circumstances and its activities are reported to the Board. The Committee is made up of the Chairman, the Executive Directors and the Company Secretary.

Nominations Committee

The Nominations Committee is made up of the Chairman and two independent Non-Executive Directors. The Committee met three times during 2004. It monitors and reviews the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in

this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

During 2004, the Nominations Committee assessed the size of the Board, the attributes of the Board members, the continued growth of the Company and its strategic aims. The Committee concluded that, whilst the Company placed an appropriate level of demand on its Directors, the performance of the Board and its Committees would be enhanced by the appointment of two further Non-Executive Directors and two further Executive Directors.

The Company therefore announced on 5 January 2005 that with immediate effect Mr Queen would be joining the Board as a Non-Executive Director and that Mr Kuipers and Mr Currie would be joining the Board as Executive Directors. Mr Queen will augment the Board's financial expertise and has joined the Board's Audit and Remuneration Committees, whilst the promotions of Mr Kuipers and Mr Currie reflect the importance of the Marketing and Treasury functions to the Company's strategy. In addition to these appointments the Company also announced on 5 January 2005 that Miss Radcliffe would join the Board as a Non-Executive Director with effect from 1 March 2005. As a former Independent Complaints Commissioner for the Financial Services Authority, Miss Radcliffe will increase the Board's regulatory expertise and will join the Board's Remuneration and Risk Committees.

The Company believes that the appointment of all four individuals is in the best interests of its shareholders. It should be noted that Spencer Stuart Recruitment Limited has no other connection with the Company.

Remuneration Committee

The Remuneration Committee comprises six independent Non-Executive Directors and met twice in 2004. It is responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities the Remuneration Committee takes professional advice from within and outside the Company. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set in the Articles of Association. The Remuneration Committee also determines the level of remuneration for the Company's Management Board Directors (comprising management at the level immediately below the Board).

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information may be found in the Company's Directors' Remuneration Report.

Risk Committee

The Risk Committee comprises three independent Non-Executive Directors plus Mr Applegarth, Mr Baker and Mr Bennett. The Risk Committee met four times during 2004. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present their findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasizes and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering the major findings of any of the Financial Services Authority or internal/external audit's risk management review and management's response.

To assist the Board in discharging its responsibilities for the setting of Risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy. The Risk Committee also ensures that the public disclosure of information regarding the Group's risk

management policies and key risk exposures is in accordance with the statutory requirements and financial reporting standards.

Internal Control

The Board of Directors is responsible for the Group's system of internal control and for annually reviewing its effectiveness. The system of internal control is designed to manage risk rather than eliminate it and in this regard, the Board considers that Northern Rock is a well-controlled, risk-averse business that continues to adopt a prudent stance in the management of risk. The Board has reviewed the effectiveness of the system of internal control and is satisfied that there is a sound system of internal control that safeguards shareholders' investments and the Company's assets.

In accordance with the guidance set out in the Turnbull Guidance on Internal Control, the Company has an ongoing process for identifying, evaluating and managing the significant risks faced by it. This process was in place for the period 1 January 2004 to 31 December 2004 and remained in place on the date that the 2004 Annual Report and Accounts was approved by the Board. As part of the Company's continuing evaluation of Internal Control, the Board has reviewed and (where necessary) updated the process for identifying and evaluating significant risks affecting the business and the policies and procedures by which these risks are managed.

The Company is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organizational structure with clear reporting lines and a commitment to recruiting and training staff governed by appropriate codes of conduct. In addition, the Group maintains procedure manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorization limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Chief Executive reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Executive Committee, the Risk Committee and the Audit Committee.

A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in note 37 to the consolidated financial statements. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilised. In addition, regular reporting of all risk exposures is monitored throughout the Company by the Operational Risk Committee whose membership is drawn from each of the Company's departments within which operational risk may arise.

The Company's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

Communications

A Summary Financial Statement is issued to all shareholders and a copy of the Annual Report and Accounts and The Northern Rock Foundation's report is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk. The Company communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. The Company also deals with a number of written enquiries from shareholders throughout the year.

Going Concern

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Statement of Directors' Responsibilities

The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group as at the end of the year and of the profit or loss of the Group for the year.

The Directors consider that in preparing the financial statements appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Company and Group keeps accounting records that disclose with reasonable accuracy at any time the Company and Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

Committees

Membership of the Board's Committees is set out below.

Audit Committee

+ Sir Derek Wanless (Chairman) (appointed Chairman 27 April 2004)
+ N A H Fenwick
+ Sir Ian Gibson
+ N Pease
+ M J Queen (appointed 5 January 2005)
+ R Radcliffe (appointed 1 March 2005)

Chairman's Committee

+ Dr M W Ridley (appointed Chairman 27 April 2004)
* A J Applegarth
* D F Baker
* R. F. Bennett
* A M Kuipers (appointed 5 January 2005)
* K M Currie (appointed 5 January 2005)
● C Taylor

Nominations Committee

+ Dr M W Ridley (appointed Chairman 27 April 2004)
+ Sir Ian Gibson
+ Sir Derek Wanless

Remuneration Committee

+ N Pease (Chairman) (appointed Chairman 27 April 2004)
+ N A H Fenwick
+ Sir Ian Gibson
+ M J Queen (appointed 5 January 2005)
+ R Radcliffe (appointed 1 March 2005)
+ Sir Derek Wanless

Risk Committee

+ Sir Derek Wanless (Chairman) (appointed Chairman 27 April 2004)
+ Sir Ian Gibson
+ Sir George Russell
+ R Radcliffe (appointed 1 March 2005)
* A J Applegarth
* D F Baker
* R F Bennett

+ *Non-Executive Director*
* *Executive Director*
● *Executive*

COMPENSATION

DIRECTORS' REMUNERATION REPORT

Summary

The Directors' Remuneration Report contains the following information:

- A description of the role of the Remuneration Committee;
- A summary of the Group's Remuneration Policy including a statement of the Company's policy on Directors' remuneration;
- Graphs illustrating the performance of the Company relative to the FTSE 100 Index and the FTSE 350 Index for the last five years;
- Details of the terms of the service contracts and the remuneration of each Director for the preceding financial year;
- Details of the share options and awards under long-term incentive schemes held by the Directors; and
- Details of each Director's interest in Ordinary Shares in the Company.

This Report complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations"). This Report also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by the Group.

Shareholders approved the Directors' Remuneration Report at the Annual General Meeting on 26 April 2005.

The Remuneration Committee

The Remuneration Committee consists entirely of independent Non-Executive Directors. Where appropriate, the Chairman and Chief Executive attend meetings of the Remuneration Committee by invitation of the Committee, save that they are absent when their own remuneration is under consideration. The Remuneration Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board.

The Remuneration Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons provided advice or services that materially assisted the Remuneration Committee in its consideration of Directors' remuneration matters during the year:

- The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors;
- Internal support was provided to the Remuneration Committee by the Company Secretary;
- Watson Wyatt LLP advised the Remuneration Committee on a range of issues including the benchmarking of Executive Directors' salaries and the Chairman's fee. In addition to providing this advice to the Remuneration Committee, Watson Wyatt LLP are consulting actuaries to the Company and advised on various pension issues;
- Inbucon Administration Ltd were responsible for preparing Total Shareholder Return calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to the Company; and
- Freshfields Bruckhaus Deringer advised the Company on various share plan matters and compliance with the Directors' Remuneration Report Regulations. They are the Company's main legal advisor.

Compliance

The Group has complied with the Combined Code's provisions relating to Directors' remuneration throughout the year.

Remuneration policy for Executive Directors

The Remuneration Committee believes that the continuing improvement in performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide competitive packages to motivate, reward and retain Executive Directors of high quality and to align their interests with those of shareholders.

The Board has adopted, on the recommendation of the Remuneration Committee, a remuneration policy with the objectives set out below. It is intended that this policy should continue to apply for 2005 and subsequent years:

(i) the remuneration packages for Executive Directors are designed to be competitive in terms of market practice;

(ii) performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and

(iii) to motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

The Remuneration Committee regularly reviews all aspects of remuneration to ensure these remain appropriate. This report sets out the Company's policy on Executive Directors' remuneration for 2005 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2005 is required by the Regulations. The Remuneration Committee is able to state its remuneration policy for 2005 with reasonable certainty, and this policy will continue in subsequent years unless changed by the Remuneration Committee. The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice.

Any changes in policy for years after 2005 will be described in future Directors' Remuneration Reports; such reports will continue to be subject to shareholder approval. All statements in this report in relation to remuneration policy for years after 2005 should be read in light of this paragraph.

Elements of remuneration

Remuneration comprises: basic salary, annual bonus, pension benefits and benefits in kind. In addition, Executive Directors and senior executives participate in certain share based incentive schemes, comprising the bonus matching plan, deferred share scheme and long term incentive plan. These share-based incentive schemes, and the annual bonus, are performance-related, and the Remuneration Committee regards them as a key element in the Executive Directors' remuneration package.

As a result of changes to the performance-related elements of remuneration in recent years (including, from 2005, the proposed imposition of a corporate performance condition on awards vesting under the bonus matching plan and deferred share scheme, and the increase in annual bonus potential as described below), the performance-related element of total potential remuneration has materially increased in recent years.

Basic salary

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director, and revised salaries took effect from 1 January 2005 as follows:

A J Applegarth	£625,000	(2004 – £565,000)
D F Baker	£390,000	(2004 – £375,000)
R F Bennett	£390,000	(2004 – £375,000)

Mr A M Kuipers and Mr K M Currie were appointed to the Board on 5 January 2005, and their initial salaries were £270,000 each.

The revised salaries of the Executive Directors have been benchmarked against salaries paid for similar positions in banks in the FTSE 100 Index and for companies in positions 51 – 75 in the FTSE 100 Index.

During 2004, the Company's 13 Management Board Directors were paid salaries ranging from £90,000 to £215,000.

Short term bonus scheme

Northern Rock operates a short-term cash bonus scheme under which payments are made on an annual basis at the discretion of the Remuneration Committee. All of the Executive Directors and certain senior executives participate in this scheme.

This cash bonus scheme relates to year-on-year increases in the Group's pre-tax profit on ordinary activities, with increases in pre-tax profits generating a bonus payment equal to a percentage of salary. Only where there is an increase in adjusted like-for-like pre-tax profits will Executive Directors be eligible for a short term bonus. Every 1% increase in pre-tax profits generates a bonus payment equal to 5% of salary with a maximum of 75% of salary by way of bonus for 15% increase in profits (with a sliding scale between these points). Payment of one-third of the bonus will be subject to the Remuneration Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business. The bonus payable is reduced by the value of shares appropriated under the all-employee Inland Revenue Approved Share Incentive Plan for the year, to the extent needed to ensure that the relevant bonus cap is not exceeded.

On this basis, the bonus earned in respect of 2004 was 65.15% of salary.

For 2005 the Remuneration Committee will continue to operate the cash bonus scheme on the basis described above however, following a careful review of bonus arrangements (and consideration of a review by Watson Wyatt LLP of comparator companies), whilst every 1% increase in pre-tax profits will continue to generate a bonus equal to 5% of salary, the bonus cap has been increased to 100% of salary for a 20% increase in profits.

Bonus matching plan

Participants are also encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock. Executive Directors (and other senior executives invited by the Remuneration Committee to participate) are entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares which will be held for a period of three years; alternatively they may elect to deposit their own shares with an aggregate value not exceeding the cash amount of the after tax bonus. The shares acquired or deposited will be eligible for additional "matched" shares at the end of the three-year period, provided the participant has remained an employee of the Group. The plan is designed to achieve one-for-one matching on an after tax basis. As the participant's shares are invested in the plan on an after-tax basis, but the matched shares only attract income tax and national insurance contributions if and when they are released from the plan, the number of matched shares is increased (by reference to tax rates at the time the matching shares are initially awarded) to reflect the fact that they will attract income tax and national insurance contributions if and when they are released. Entitlement to the matched shares will normally be lost if the participant leaves employment except in certain "good leaver" circumstances. For awards made in 2005 and in future years, the release of matched share awards will be dependent on the Group achieving average real EPS growth of 3% per annum over the three financial years pending their release. The imposition of this target was approved by shareholders at the Annual General Meeting on 26 April 2005.

For 2004 and previous years, the release of matched share awards was not dependent on satisfaction of a further performance condition because the value of matched share awards was derived from the annual bonus criteria and was therefore dependent on corporate performance.

The bonus matching plan was operated in respect of 2004, resulting in the share awards described on page 101. The Remuneration Committee will continue to operate it in respect of 2005 and future years.

The beneficial ownership of the matched shares transfers to the participant on the grant of an award. The matched shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on his matched shares during the restricted period.

Deferred share scheme

Under a separate element of the short term bonus scheme, the Remuneration Committee may grant to Executive Directors and other executives who receive a cash bonus under that scheme an award of shares with a pre-tax value equal to the pre-tax value of his cash bonus. A participant who is granted an award must normally continue to hold these shares and remain an employee of the Group for a period of three years from the date of the award in order to retain the full number of shares so granted to him, although shares will be released earlier in certain "good leaver" circumstances. For awards made in 2005 and in future years, the release of any deferred share awards will be dependent on the Company achieving average real EPS growth of 3% per annum over the three financial years that the shares are held. The imposition of this target was approved by shareholders at the Annual General Meeting on 26 April 2005.

For 2004 and previous years, the release of deferred share awards was not dependent on satisfaction of a further performance condition because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance.

This deferred share scheme was operated in respect of 2004 resulting in the share awards described on page 103. The Remuneration Committee will continue to operate the deferred share scheme in respect of 2005 and future years.

Long term incentive plan

All Executive Directors and certain senior executives participate in a long term incentive plan ("LTIP"), which was approved by shareholders in 1998. Awards have been made in 1998 and each subsequent year thereafter. The plan involves the grant of share awards, which can only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. The number of shares comprised in an award is calculated by reference to a percentage of salary, with the maximum award of shares being 100% of salary.

Performance is measured over a three-year period on the basis of total shareholder return ("TSR"), comparing the Company's performance to that of the companies in an appropriate index at the date of an award. The Remuneration Committee has decided that, for awards in 2005 and future years, the FTSE 100 Index will be used. For previous awards, the FTSE 350 Index was used because at the time the LTIP was approved in 1998, the Company's market capitalisation placed it around the mid-point of the constituents of that index. The Company joined the FTSE 100 Index in September 2001. The extent to which an award is realisable depends on the Company's ranking in this comparison. Awards are released on a sliding scale between median and top quartile performance with 25 per cent of an award being released for median performance and 100 per cent of the award being released for a ranking within the top quartile. If the Group's performance is below the median, none of the shares in an award will vest. There is no re-testing of targets.

There is also an earnings per share threshold, which requires that the Group's earnings per share growth over the three-year period must exceed the growth in the UK Retail Prices Index by an average of at least 3% per annum. This performance condition is designed to ensure that the vesting level of LTIP awards is dependent on satisfactory year-on-year financial performance as well as above-median TSR ranking.

The LTIP was operated in 2004, resulting in the share awards set out in the table on page 104. The Remuneration Committee will continue to operate it for Executive Directors in 2005 and future years. A separate share scheme, in substantially the same terms as the LTIP, has been adopted by the

Remuneration Committee and is extended to 33 executives. This is also now subject to the FTSE 100 performance target. Executive Directors are not eligible to participate in this scheme, and awards under it will be satisfied with existing shares only.

All-employee share schemes

Executive Directors are eligible to participate in the Company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) the Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract), and exercise of the option is not subject to satisfaction of a performance target;

(ii) the Employee Share Option Scheme, an Inland Revenue approved share option scheme under which options have been granted to substantially all employees. Under this scheme the aggregate exercise value of unexercised options may not exceed £30,000. Options under this scheme may not be exercised unless real earnings per share of the Company has grown by more than 2% over the life of the option. This performance condition is designed to ensure that the exercisability of options is dependent on satisfactory year-on-year financial performance on a sustained basis; and

(iii) the Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed £3,000. The value of share awards under this scheme is dependent on the Group's profits. The SIP operates within specific tax legislation. Any payment made under the SIP together with any amount payable under the short term cash bonus scheme may not exceed the overall bonus cap from time to time.

The Remuneration Committee is satisfied that these schemes constitute a well considered overall plan for Executive Directors' and senior executives' long-term remuneration. These schemes are kept under regular review, to take account of changing circumstances. Bonus and share incentive scheme payments are not taken into account for pension purposes. It should be noted that the Executive Directors elected not to participate in the last two grants made under the Employee Share Option Scheme, namely those made in 2002 and 2005.

Pension benefits

The following section describes the pension arrangements currently in force for the Executive Directors. These arrangements will be affected by changes to the tax treatment of the current UK pension regime contained in the Finance Act 2004. The Remuneration Committee is currently reviewing appropriate actions to take in response to these changes and will report on the outcome next year.

It is the intention of the Committee that changes in pensions legislation expected to commence in 2006 will not increase the Directors' actuarial pension cost.

Each of the Executive Directors currently participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. On death in service the scheme also provides for a dependent's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the pension scheme is 60 which enables members to achieve the maximum pension of 2/3rds of their salary at normal retirement age after 40 years service.

For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings, excluding Director's fees, is payable, plus a return of member's contributions. In addition, a pension of 50% of the member's prospective pension at the age of 60, based on pensionable earnings at death, is payable to a surviving spouse providing the couple were married before retirement. On death before retirement after leaving the scheme, a benefit of 50% of the member's deferred pension, re-valued to the date of death, is payable to a surviving spouse. For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension is payable. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education).

Subject to the Trustees' approval, early retirement may be granted from the age of 50, or at any age due to ill-health. The pension is calculated at the date of retirement based on accrued pensionable service and final pensionable earnings at that date. The pension will then be actuarially reduced to take account of early payment by an amount of 0.25% for each complete month before normal retirement date. The Company and the Trustees have agreed that if Mr A J Applegarth or Mr D F Baker (having attained age 55) retire with the consent of the Company they will receive immediate payment of their accrued pension without the application of an actuarial reduction. If Mr Applegarth or Mr Baker elect to retire after attaining the age of 55 without the consent of the Company they will receive an immediate pension being the accrued deferred pension reduced by 3% for each year or proportionate part thereof by which retirement precedes age 60.

Post retirement increases to pensions arising from membership of the defined benefit scheme are guaranteed each year at the rate of 3% per annum compound, subject to any guaranteed minimum pension. Pension benefits accrued after 5 April 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

In addition to the normal scheme increases, and subject to the defined benefit scheme fund having adequate resources, the Trustees may award further discretionary increases each April.

Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which the Company does not contribute.

The Company also operates an unapproved unfunded arrangement for Mr Bennett (which is provided for in the Company's accounts and maintains pension entitlement from previous employment) to provide additional benefits to the main scheme. The unfunded arrangement is designed to ensure that the individual (or his spouse) will receive the level of pension benefit in respect of his eligible earnings in excess of the pensions "earnings cap", currently £102,000 (2003/04 – £99,000) per annum, which are not pensioned by the Northern Rock Pension Scheme. Mr Bennett contributes 5% of his basic salary including those earnings in excess of the earnings cap. Mr Bennett's pension will accrue at the rate of 1/36th of pensionable earnings for each year (and *pro rata* for each part year) of pensionable service from 1 November 1993 (date joined pension scheme). In addition, all pension calculations shall include pensionable service brought forward from previous employers of 19 years 5 months at a rate of accrual of 1/60th per annum and 5 years 1 month at a rate of accrual of 1/36th per annum.

The total of the pension provided for Mr Bennett at normal retirement date or at any age after his 55th birthday, where the retirement is by mutual consent or at the Company's request, shall be the maximum of two thirds of his uncapped final pensionable earnings. If retirement occurs prior to age 60 without the consent of the Company, he may elect to receive an immediate pension being the accrued deferred pension with a maximum of two thirds of his uncapped final pensionable earnings reduced by 3% for each year (and proportionate for each part thereof) by which retirement precedes age 60. The aggregate of pension increases to be provided whether in deferment or in payment shall be the greater of 5% per annum or RPI, subject to any guaranteed minimum pension and the increases as granted by the Trustees of the scheme inclusive of any discretionary increases.

Should Mr Bennett die in service or in receipt of benefits under the Company's Permanent Health Insurance Scheme prior to age 60, a lump sum shall be paid of four times his earnings at death plus a return of his contributions. In addition, if he leaves a surviving spouse she shall receive a pension of four ninths of his uncapped final pensionable earnings. Any child or children under the age of 25 receiving full-time education would receive an allowance of one half of the entitlement of the surviving spouse. Should Mr Bennett die whilst in receipt of a pension prior to age 60, a lump sum of four times his earnings at retirement shall be payable. On death in receipt of a pension, any surviving spouse would receive a pension of two thirds of the pension Mr Bennett would have been receiving at death, ignoring any pension commuted for a tax free cash sum.

Any income tax or other related tax due on the Company's contribution to the unfunded arrangement which, under an uncapped arrangement, would not have been paid by Mr Bennett, will be borne by the Company up to two thirds of the contribution amount. In addition, any income tax or related tax due on the cash sum commutation will be borne by the Company up to two thirds of the commutation amount.

Benefits in kind

Each Executive Director is provided with company car and medical insurance benefits. The Executive Directors had as employees of Northern Rock Building Society (or in the case of Mr K M Currie and Mr A M Kuipers as employees of the Company prior to their appointment as Directors), entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

Policy on Executive Directors' service contracts

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given to an Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr D F Baker and Mr R F Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr A J Applegarth, Mr A M Kuipers and Mr K M Currie) a payment in lieu of notice equal to such amount. Mr Applegarth, Mr Baker and Mr Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment and receive a liquidated damages payment calculated on the same basis. The terms of reference of the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances to mitigate the amount of termination payments made to Executive Directors.

Policy on external non-executive directorships held by Executive Directors

Executive Directors are permitted to hold one external non-executive directorship unrelated to the Company's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. On this basis, Mr R F Bennett is a Non-Executive Director of Greggs plc, and Mr Bennett was entitled to fees of £28,000 from that company in respect of 2004.

Performance graphs

The performance graphs set out below illustrate the Group's Total Shareholder Return ("TSR") performance over the preceding five years, 2000 to 2004, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001, and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001.

The FTSE 350 Index has been included because members of this index comprise the comparator group for long-term incentive plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.

FTSE 100



TSR %
60
50
40
30
20
10
0
-10
-20
-30

	2000 (%)	2001 (%)	2002 (%)	2003 (%)	2004 (%)
Northern Rock	+14	+51	+8	+12	+13
FTSE 100	-8	-14	-22	+18	+11

FTSE 350



TSR %
60
50
40
30
20
10
0
-10
-20
-30

	2000 (%)	2001 (%)	2002 (%)	2003 (%)	2004 (%)
Northern Rock	+14	+51	+8	+12	+13
FTSE 350	-6	-13	-23	+20	+13

Service contracts

Mr A J Applegarth is employed under a service contract with the Company dated 1 March 2001. Mr Applegarth's current annual salary is £625,000, and he is entitled under the contract to participation in the Company's bonus scheme, a company car (or allowance in lieu), membership of the Company's pension scheme, life assurance cover equal to four times salary, permanent health insurance, private medical insurance cover and the continuation of a mortgage at a concessionary rate (which was granted before the Company's conversion to plc status). Mr Applegarth's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Applegarth. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(i) 100 per cent of basic annual salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits to which Mr Applegarth is entitled under his contract.

In addition, Mr Applegarth may elect to terminate the contract on one month's notice given within six months following a change of control of the Company. In these circumstances, Mr Applegarth would become entitled to a lump sum payment equal to the aggregate of:

(i) 100 per cent of basic annual salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits specified in his service contract.

Mr R F Bennett is employed under a service contract with the Company dated 26 August 1997, which was amended by a supplemental agreement dated 12 March 1998. Mr Bennett's current annual salary is £390,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth, save that Mr Bennett is entitled to special pension arrangements which are described on page 96.

Mr Bennett's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Bennett. The Company may at its discretion elect to terminate the contract early by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Applegarth's post-change of control liquidated damages entitlement.

In the event of a change of control of the Company, Mr Bennett may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr D F Baker is employed under a service contract with the Company dated 26 August 1997, which was amended by supplemental agreements dated 12 March 1998 and 1 July 1999. Mr Baker's current annual salary is £390,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth (save that Mr Baker has repaid the mortgage awarded to him before the Company's conversion to plc status, and is not entitled to a further mortgage on concessionary terms).

Mr Baker's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Baker.

The Company may elect to terminate the contract by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Bennett. In the event of a change of control of the Company, Mr Baker may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr K M Currie and Mr A M Kuipers are each employed under service contracts with the Company, dated 5 January 2005. Their current annual salaries are £270,000, and they are entitled under the terms of their contracts to participate in the Company's bonus scheme, to receive a company car and expenses (or a monthly car allowance), membership of the Company's pension scheme, life assurance cover equal to four times basic salary and the continuation of a concessionary mortgage (which was granted to them before they became directors of the Company). Their contracts are for an indefinite term ending automatically on their retirement (age 60). The contracts may however be terminated by 12 months' notice given by the Company and six months' notice given by the Directors.

The Company may at its discretion elect to terminate Mr Currie's and Mr Kuipers' contracts by making a payment in lieu of notice equal to:

(i) 100 per cent of basic salary;

(ii) the amount of annual bonus paid in respect of the preceding financial year; and

(iii) the annual cost to the Company of providing pension and all other benefits to which they are entitled under their contracts.

The payment in lieu of notice payments may be made in phased instalments at the Company's discretion.

Remuneration of the Chairman and Non-Executive Directors

The remuneration of the Chairman is determined by the Remuneration Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

The Chairman's annual fee is £150,000. The Senior Independent Non-Executive Director's annual fee is £49,500. Non-Executive Directors receive an annual fee of £28,500. The fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees is £2,500 or, where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to them is £12,500. Following shareholder approval at the Annual General Meeting of an increase in the aggregate cap on fees payable to Non-Executive Directors, with effect from 26 April 2005:

(a) the Chairman's annual fee is increased to £250,000;

(b) the Senior Independent Non-Executive Director's annual fee is increased to £55,000;

(c) the Non-Executive Directors' annual fee is increased to £40,000;

(d) the annual fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees is increased to £3,500; and

(e) where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable is increased to £13,000.

These proposed revised fees for the Chairman and Non-Executive Directors were determined after consideration of a report by Watson Wyatt LLP on the fees paid for similar roles at banks in the FTSE 100 Index, and for Companies positioned 51-75 in the FTSE 100 Index.

The Chairman and Non-Executive Directors serve the Company under letters of appointment, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Group and it is the Group's policy that they do not participate in bonus, incentive or pension schemes. However, Sir George Russell, who also served on the Board of Northern Rock Building Society, (see below) is a deferred member of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits after 30 June 1997.

Directors' individual remuneration

Details of Directors' individual remuneration is set out below:

Non-Executive Directors

	2004	2003
	£000	£000
Dr M W Ridley (Chairman)	127	77
N A H Fenwick	36	5
Sir Ian Gibson	38	36
N Pease	43	36
Sir George Russell*	53	46
Sir Derek Wanless	51	36
Sir John Riddell, Bt.(retired 27 April 2004)	50	150
Sir David Chapman, Bt. (retired 27 April 2004)	12	36
	410	422

** Sir George Russell is a deferred member of the Northern Rock Building Society non-contributory pension scheme, which ceased to accrue benefits after 30 June 1997. This deferred pension commences on retirement as a Non-Executive Director or 25 October 2005, whichever is earlier and for 2004 was valued at £11,470 (2003 £10,771). In line with the scheme rules this will increase to £12,229 per annum in October 2005.*

	Chief Executive	Chief Operating Officer	Group Finance Director	
	AJ Applegarth	DF Baker	RF Bennett	Total
	£000	£000	£000	£000
2004				
Salaries and fees	565	375	375	1,315
Bonus	368	244	244	856
Total remuneration	933	619	619	2,171
Non-cash benefits	13	11	18	42
Total emoluments	946	630	637	2,213
2003				
Salaries and fees	525	350	350	1,225
Bonus	394	263	263	920
Total remuneration	919	613	613	2,145
Non-cash benefits	13	10	17	40
Total emoluments	932	623	630	2,185

There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

The nature of the non-cash benefits is set out on page 97.

Bonus matching plan

Details of the Ordinary Shares over which the Directors have conditional rights under the bonus matching plan by year of grant are as follows:

Rights under bonus matching plan

	Date granted	Rights held under Plan at 31 Dec 03	Rights Granted during 2004	Market Price of rights granted on date of grant £	Rights released during 2004	Rights held under Plan at 31 Dec 04	Date of end of qualifying period
A J Applegarth	Feb 01	18,663	—	4.65	(18,663)	—	—
	Jan 02	23,723	—	6.66	—	23,723	Jan 05
	Jan 03	52,253	—	6.10	—	52,253	Jan 06
	Jan 04	—	53,208	7.40	—	53,208	Jan 07
D F Baker	Feb 01	19,658	—	4.65	(19,658)	—	—
	Jan 02	21,621	—	6.66	—	21,621	Jan 05
	Jan 03	38,728	—	6.10	—	38,728	Jan 06
	Jan 04	—	35,472	7.40	—	35,472	Jan 07
R F Bennett	Feb 01	22,273	—	4.65	(22,273)	—	—
	Jan 02	21,621	—	6.66	—	21,621	Jan 05
	Jan 03	38,728	—	6.10	—	38,728	Jan 06
	Jan 04	—	35,472	7.40	—	35,472	Jan 07
L P Finn (former Director)	Feb 01	35,433	—	4.65	(35,433)	—	—

The value of these awards is being charged to the profit and loss account over the three-year period to which they relate. In 2004, £718,646 was charged to the profit and loss account (2003 £561,246).

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	47,618
D F Baker	31,605
R F Bennett	31,605
K M Currie (appointed 5 January 2005)	18,120
A M Kuipers (appointed 5 January 2005)	18,120

Rights vested under bonus matching plan during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	18,663	Feb 01	4.65	Feb 04	7.40
D F Baker	19,658	Feb 01	4.65	Feb 04	7.40
R F Bennett	22,273	Feb 01	4.65	Feb 04	7.40
L P Finn (former Director)	35,433	Feb 01	4.65	Feb 04	7.40

Rights were released in January 2005 at £7.73 per share as follows:

A J Applegarth	23,723
D F Baker	21,621
R F Bennett	21,621
K M Currie (appointed 5 January 2005)	9,383
A M Kuipers (appointed 5 January 2005)	9,383

There were no variations made in the terms and conditions of the Scheme interests during 2004.

The value of the bonus matching award is derived from the annual bonus criteria (relating to the year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. The release of bonus matching share awards at the end of the three year restricted period is not dependent on satisfaction of a further performance condition. For awards in 2005 and subsequent years, subject to shareholder approval at the 2005 AGM, the value of any bonus matching share awards will be dependent on the Group achieving real EPS growth of 3% per annum over the three years prior to their release.

Deferred share scheme

Details of the Ordinary Shares over which the Directors have conditional rights under the deferred share scheme by year of grant are as follows:

	Date of grant	Rights held under the plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under the plan at 31 Dec 04	Date of end of qualifying period
A J Applegarth . .	Feb 01	19,658	—	4.65	(19,658)	—	—
	Jan 02	27,778	—	6.66	—	27,778	Jan 05
	Jan 03	52,254	—	6.10	—	52,254	Jan 06
	Jan 04	—	53,208	7.40	—	53,208	Jan 07
D F Baker	Feb 01	19,658	—	4.65	(19,658)	—	—
	Jan 02	21,622	—	6.66	—	21,622	Jan 05
	Jan 03	38,730	—	6.10	—	38,730	Jan 06
	Jan 04	—	35,472	7.40	—	35,472	Jan 07
R F Bennett.	Feb 01	22,273	—	4.65	(22,273)	—	—
	Jan 02	21,622	—	6.66	—	21,622	Jan 05
	Jan 03	38,730	—	6.10	—	38,730	Jan 06
	Jan 04	—	35,472	7.40	—	35,472	Jan 07

The value of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2004 £727,662 was charged to the profit and loss account (2003 £571,805).

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	47,618
D F Baker	31,605
R F Bennett	31,605
K M Currie (appointed 5 January 2005)	18,120
A M Kuipers (appointed 5 January 2005)	18,120

Rights vested under deferred share scheme during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	19,658	Feb 01	4.65	Feb 04	7.40
D F Baker	19,658	Feb 01	4.65	Feb 04	7.40
R F Bennett	22,273	Feb 01	4.65	Feb 04	7.40

There were no variations in the terms and conditions of the scheme interests during 2004.

Rights were released in January 2005 at £7.73 per share as follows:

A J Applegarth	27,778
D F Baker	21,622
R F Bennett	21,622
K M Currie (appointed 5 January 2005)	9,384
A M Kuipers (appointed 5 January 2005)	9,384

The value of any deferred share award is derived from annual bonus criteria (relating to year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. The release of deferred share awards at the end of the three year restricted period is not dependent on satisfaction of a further performance condition. For awards in 2005 and subsequent years, as approved at the 2005 AGM, the value of any deferred share awards will be dependent on the Group achieving average real EPS growth of 3% per annum over the three years prior to their release.

Long-term incentive plan

Details of the Ordinary Shares over which the Directors have conditional rights under the long term incentive plan by year of grant are as follows:

Rights under long-term incentive plan

	Date of grant	Rights held under the plan at 31 Dec 03	Rights granted during 2004	Market price of each share on date of grant £	Rights released during 2004	Rights held under the plan at 31 Dec 04	Date of end of performance period
A J Applegarth . .	Feb 01	44,516	—	4.65	(44,516)	—	—
	Jan 02	63,814	—	6.66	—	63,814	Jan 05
	Jan 03	86,066	—	6.10	—	86,066	Jan 06
	Jan 04	-	76,351	7.40	—	76,351	Jan 07
D F Baker	Feb 01	44,516	—	4.65	(44,516)	—	—
	Jan 02	47,297	—	6.66	—	47,297	Jan 05
	Jan 03	57,377	—	6.10	—	57,377	Jan 06
	Jan 04	—	50,676	7.40	—	50,676	Jan 07
R F Bennett.	Feb 01	50,436	—	4.65	(50,436)	—	—
	Jan 02	47,297	—	6.66	—	47,297	Jan 05
	Jan 03	57,377	—	6.10	—	57,377	Jan 06
	Jan 04	—	50,676	7.40	—	50,676	Jan 07
L P Finn . . . . (former Director)	Feb 01	26,746	—	4.65	(26,746)	—	—

Rights vested during 2004

	Number of ordinary shares	Date on which rights awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	44,516	Feb 01	4.65	Feb 04	7.40
D F Baker	44,516	Feb 01	4.65	Feb 04	7.40
R F Bennett	50,436	Feb 01	4.65	Feb 04	7.40
L P Finn (former Director)	26,746	Feb 01	4.65	Feb 04	7.40

The value of conditional awards is charged to the profit and loss account over the three year performance period to which they relate after taking account of the probability of performance criteria being met. In 2004 £879,251 was charged to the profit and loss account (2003 £874,716).

The gross awards granted in 2002 shown above, matured in January 2005 and led to the release at £7.73 per share of 72.7% of shares originally awarded. Subject to the performance criteria being met, other awards may be exercised during the three month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

Further awards were granted on 28 January 2005 at £7.73 per share as follows:

A J Applegarth	80,854
D F Baker	50,453
R F Bennett.	50,453
K M Currie (appointed 5 January 2005)	34,929
A M Kuipers (appointed 5 January 2005)	34,929

There were no variations made in the terms and conditions of the plan interests during 2004. The number of shares comprised in an award is calculated by reference to a percentage of salary, up to a maximum of 100% of salary. Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance is measured over a three year period on the basis of Total Shareholder Return, comparing the Company's performance to that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and

subsequent years, the Company's Total Shareholder Return will be compared to that of other companies in the FTSE 100 Index at the date of the award. See pages 97 and 98 for further details.

Pensions

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at 31 Dec 04	Years & months of service at 31 Dec 04	Accrued pension Entitlement at 31 Dec 04 (Per Annum) £	Accrued pension Entitlement at 31 Dec 03 (Per Annum) £	Additional pension entitlement earned in year £	Additional pension entitlement earned in year (in excess of inflation) £
A J Applegarth.....	42	21 years 2 months	199,319	176,458	22,861	17,920
D F Baker........	51	27 years 7 months	195,833	176,458	19,375	14,434
R F Bennett.......	57	11 years 2 months	250,000	233,333	16,667	10,133

	Transfer value of accrued pension entitlement at 31 Dec 04 £	Transfer value of accrued pension entitlement at 31 Dec 03 £	Increase in transfer value less Directors' contributions £	Transfer value of increase in accrued pension in excess of inflation (less Directors' contributions) £
A J Applegarth............	1,471,285	1,216,374	226,661	103,438
D F Baker...............	2,368,096	1,979,205	370,141	155,450
R F Bennett	4,415,009	3,789,807	606,452	160,582

The accrued pension entitlement is the amount that the Director would receive if he retired at the end of the year. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr R F Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2004 of £250,000. This is based on his total pensionable service of 11 years 2 months and his pensionable service of 19 years 5 months at the rate of accrual of 1/60th per annum and 5 years 1 month at the rate of accrual of 1/36th and his pensionable earnings above the earnings cap. The contributions cost during the year in respect of this unfunded arrangement amounted to £84,862 for the Company and £13,688 for Mr Bennett.

Directors' interests in shares

The following Directors held a beneficial interest in the Company's Ordinary Shares:

	At 22 Feb 05	At 31 Dec 04 (or date of appointment)	At 31 Dec 03	Contingent Interests At 22 Feb 05	Contingent Interests At 31 Dec 04 (or date of appointment)	Contingent Interests At 31 Dec 03
Non-Executive Directors						
Dr M W Ridley	26,200	26,200	26,200	—	—	—
N A H Fenwick	1,500	1,500	—	—	—	—
Sir Ian Gibson	5,000	5,000	2,000	—	—	—
N Pease	8,350	8,350	8,350	—	—	—
Sir George Russell	36,755	36,755	36,755	—	—	—
Sir Derek Wanless	20,500	20,500	20,500	—	—	—
Sir John Riddell, Bt. (retired 27 April 2004)			10,000			
Sir David Chapman, Bt. (retired 27 April 2004)			5,620			
M J Queen (appointed 5 January 2005)	—	—	—	—	—	—
Executive Directors						
A J Applegarth	93,177	79,668	58,941	549,430	488,655	388,725
D F Baker	64,819	59,657	52,458	370,118	346,995	309,207
R F Bennett	64,813	59,652	63,380	370,118	346,955	320,357
K M Currie (appointed 5 January 2005)	38,852	32,889		217,811	187,031	
A M Kuipers (appointed 5 January 2005)	37,641	31,678		217,811	187,031	

Contingent interests represent Ordinary Shares over which the Directors have conditional rights under the bonus matching plan, the deferred share scheme and the long-term incentive plan which is subject to stringent performance criteria being met as described above. Contingent interests on 22 February 2005 includes awards made since 31 December 2004 under the bonus matching plan, the deferred share scheme and the long term incentive plan for periods commencing on or after 1 January 2004.

Directors' share options

Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2004 to 31 December 2004 are as follows:

	Option Type	At 31 Dec 03	Exercised in 2004	Exercise Price £	At 31 Dec 04 (or date of appointment)	Date from which first exercisable	Expiry date
A J Applegarth	Sharesave 2	7,848	—	2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme	4,854	(4,854)	6.18	—	—	—
D F Baker	Sharesave 2	7,848	—	2.15	7,848	1 May 05	1 Nov 05
	Share Option Scheme	4,854	(4,854)	6.18	—	—	—
R F Bennett	Sharesave 3	1,580	—	5.98	1,580	1 May 06	1 Nov 06
K M Currie	Sharesave 2			2.15	7,848	1 May 05	1 Nov 05
(appointed 5 January 2005)	Share Option Scheme			6.18	4,854	1 Jun 01	1 Jun 08
A M Kuipers (appointed 5 January 2005)	Sharesave 2			2.15	8,546	1 May 07	1 Nov 07

For each unexercised option at the end of the year, the market price of each share at 31 December 2004 was £7.815, the highest market price during the year was £7.94 (20 December 2004) and the lowest market price during the year was £6.865 (11 August 2004).

On 30 January 2004 A J Applegarth and D F Baker each exercised and sold 4,854 Share Option Scheme shares at a price of £7.40.

The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2004 as follows:

(i) Northern Rock Employee Trust holds 5,779,139 shares (31 December 2003 – 6,433,225 shares);

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 2,054,261 shares (31 December 2003 – 2,056,063 shares); and

(iii) Northern Rock Trustees Limited holds 511,241 shares (31 December 2003 – 749,729 shares).

No Executive Director option terms were varied during 2004 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director paid £250 per month.

Options listed in the table above are Inland Revenue approved schemes. The Employee Share Option Scheme was subject to an EPS target which was met in 2004. Options under the Sharesave Scheme do not have any performance conditions.

RELATED PARTY TRANSACTIONS

At the end of the year the aggregate amounts outstanding in relation to loans from and other credit transactions with Northern Rock from Directors, their connected persons and Officers, and the number of persons concerned, were as follows:

	Directors		Officers	
	2004	2003	2004	2003
Number of persons	5	6	15	13
Aggregate amount	£2.0m	£2.7m	£2.4m	£1.9m

Northern Rock's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended December 31, 2004, amounted to £21.6 million, as compared to £19.3 million for the year ended December 31, 2003. At December 31, 2004, the commitment in respect of amounts not yet paid was £11.6 million as compared to £10.0 million for the year ended December 31, 2003.

Loans made to directors of Northern Rock and its controlled entities and to parties related to them are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). In respect of loans to executive directors, loans are made on the same terms and conditions (including interest rates and collateral) as apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavorable features.

Except for contribution to The Northern Rock Foundation, Northern Rock has made no promotional and benevolent donations to organizations in which certain Directors and their connected persons hold positions of influence such as directors, trustees and governors.

Northern Rock has mortgage loans outstanding from its related companies. Movements in these loans and provisions in respect of them during the year were as follows:

	£m
Cost:	
At 1 January 2004 and 31 December 2004	0.1
Provisions:	
At 1 January 2004 and 31 December 2004	0.1
Net book amount:	
At 31 December 2004 and 31 December 2003	—

Northern Rock plc is a listed company and its shares are held by a large number of investors. No investor acting individually has the ability to control the activities of Northern Rock. Consequently, it is considered that there is no ultimate controlling party as defined in FRS 8, "Related Party Transactions".

DESCRIPTION OF THE NOTES

The following description sets forth the material terms and provisions of the Notes to which any Final Terms may relate. The particular terms of the Notes offered by any Final Terms and the extent, if any, to which the general provisions described below may apply to the Notes so offered will be described in the Final Terms relating to such Notes. Capitalized terms used but not defined herein shall have the meanings given to them in the Notes or the Indentures (as defined below), as the case may be. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the terms and conditions of the Indentures, the Notes of each Series (as defined below) and the Final Terms related to the Notes of such Series. The terms and conditions of a Series of Notes, when combined with the applicable Final Terms, will comprise the complete terms and conditions of such Series.

General

The Senior Notes offered hereby will be issued under an Amended and Restated Senior Indenture, dated as of July 12, 2005 between Northern Rock and Deutsche Bank Trust Company Americas (formerly Bankers Trust), as Trustee (the "**Senior Trustee**"); together with the Trustees (as defined below) in their capacity as principal paying agents, the "**Paying Agents**", each a "**Paying Agent**") (such Indenture, as supplemented or amended from time to time, is referred to herein as the "**Senior Indenture**"). The Subordinated Notes offered hereby, which may be Dated Subordinated Notes or Perpetual Subordinated Notes, will be issued under an Amended and Restated Subordinated Indenture, dated as of July 12, 2005 between Northern Rock and Deutsche Bank Trust Company Americas as trustee and principal paying agent (the "**Subordinated Trustee**" and together with the Senior Trustee, the "**Trustees**") (such Indenture, as supplemented or amended from time to time, is referred to herein as the "**Subordinated Indenture**"; the Subordinated Indenture and the Senior Indenture are referred to herein collectively as the "**Indentures**" and individually as an "**Indenture**"). In connection with the listing of the Program on the EuroMTF, Northern Rock has appointed Deutsche Bank Luxembourg S.A. as Luxembourg paying and transfer agent (the "**Luxembourg Paying Agent**", which expression includes any additional or successor Luxembourg paying and transfer agents) pursuant to an Amended and Restated Luxembourg Paying and Transfer Agency Agreement, dated as of July 12, 2005 (as supplemented or amended from time to time, the "**Luxembourg Paying and Transfer Agency Agreement**"), between Northern Rock and Deutsche Bank Luxembourg S.A. References to the "Indentures" shall be construed to include references to the Luxembourg Paying and Transfer Agency Agreement. In acting under the Luxembourg Paying and Transfer Agency Agreement, the Luxembourg Paying Agent will act solely as agent of Northern Rock and does not assume any obligations or relationships of agency or trust to or with the Holders. The Senior Notes and the Subordinated Notes are limited to an aggregate principal amount of up to US$10,000,000,000 outstanding at any time (including, in the case of Notes denominated in one or more other currencies or composite currencies, the equivalent thereof at the Market Exchange Rate in the Specified Currency on the Original Issue Date (each as defined below)), subject to reduction by or pursuant to action of the Board of Directors of Northern Rock, provided that no such reduction will affect any Note already issued or as to which an offer to purchase has been accepted by Northern Rock. The foregoing limits, however, may be increased by Northern Rock without the consent of the Holders if in the future it determines that it may wish to sell additional Notes.

The Notes will be offered on a continuing basis and each Note will mature nine months or more from its Original Issue Date as selected by the initial purchaser and agreed to by Northern Rock, and may be subject to redemption at the option of Northern Rock or repayment at the option of the Holder prior to the date on which such Notes will mature (the "**Stated Maturity**") as set forth below under "Redemption and Repurchase". Each Note will be denominated in U.S. dollars or in such other Specified Currency as is specified in the applicable Final Terms. See "Payment of Principal, Premium, if any, and Interest, if any". Each Note will be either (i) a Fixed Rate Note or (ii) a Floating Rate Note which will bear interest at a rate determined by reference to the interest rate basis or combination of interest rate bases specified in the applicable Final Terms, which may be adjusted by a Spread and/or Spread Multiplier (each as defined below).

Status of Senior Notes

The Senior Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions set forth under "Negative Pledge" herein) unsecured obligations of Northern Rock without any preference among themselves and will rank at least equally with deposits and all other unsecured and unsubordinated obligations of Northern Rock, subject, in the event of insolvency, to laws of general applicability relating to or affecting creditors' rights, provided that such other unsecured and unsubordinated indebtedness may contain covenants, events of default and other provisions which are different from or which are not contained in the Senior Notes.

Status and Subordination of Subordinated Notes

The Subordinated Notes will constitute direct, unconditional, unsecured and subordinated obligations of Northern Rock without any preference among themselves. The rights of Holders of Dated Subordinated Notes will, in the event of a winding up of Northern Rock, or in an administration of Northern Rock after the administrator has served notice pursuant to Rule 2.95 Insolvency Rules 1986 (as amended, and including any amendment or replacement thereof) that he or she proposes to make a distribution to creditors of Northern Rock (a "**Distribution Notice**"), be subordinated to the claims of depositors and other unsubordinated creditors of Northern Rock in respect of their respective Senior Claims (as defined below). The rights of Holders of Perpetual Subordinated Notes are subordinated in right of payment to the claims of Senior Creditors (as defined below). The Subordinated Notes do not have the benefit of the negative pledge covenant described below under "Negative Pledge".

"**Senior Claims**" means the aggregate amount of all claims which are not, in respect of indebtedness of Northern Rock, the right to repayment of which by its terms is, or is expressed to be, subordinated to (or otherwise rank after) the claims of depositors and other unsubordinated creditors of Northern Rock.

"**Senior Creditors**" means creditors of Northern Rock (i) who are unsubordinated depositors or other unsubordinated creditors of Northern Rock, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up or administration of Northern Rock or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of Northern Rock but not further or otherwise, or (iii) who are subordinated creditors of Northern Rock other than those whose claims are, or are expressed to rank *pari passu* with, or junior to, the claims of the Holders of Perpetual Subordinated Notes.

With respect to Perpetual Subordinated Notes, if at any time an order is made or an effective resolution is passed for the winding up of Northern Rock in England (except in the case of a solvent winding up solely for the purpose of a reconstruction or amalgamation or the substitution of Northern Rock by a successor, the terms of which reconstruction, amalgamation or substitution (i) have been previously approved by the Subordinated Trustee in writing or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Perpetual Subordinated Notes and (ii) do not provide that the Notes shall thereby become payable), or, if Northern Rock is in administration, a Distribution Notice is served the amounts payable on the Perpetual Subordinated Notes of each Series (in lieu of any other payment but subject to the subordination provisions of the Subordinated Indenture), will be such amount, if any, as would have been payable to the Holder thereof if, on the day prior to the commencement of the winding up or such administration and thereafter, Holders of such Perpetual Subordinated Notes were the holders of a class of preference shares in the capital of Northern Rock having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the share capital of Northern Rock on the assumption that such preference shares were entitled to receive (to the exclusion of other rights or privileges) as a return of capital in such winding up or such administration an amount equal to the principal amount of such Note together with premium, if any, and interest accrued to the date of repayment, if any, at the rate provided for in the Perpetual Subordinated Notes of the Series, and Arrears of Interest, if any, which is payable.

With respect to Dated Subordinated Notes, payments of principal, premium, if any, and interest, if any, are conditional upon, in the event of a winding up of Northern Rock or an administrator of Northern Rock following the service of a Distribution Notice, Northern Rock being solvent at the time of payment by Northern Rock, and no principal, premium, if any, or interest, if any, will be payable except to the extent that Northern Rock could make such payment and still be solvent

immediately thereafter. For the purposes of this section ("Description of The Notes"), Northern Rock shall be "solvent" if its Assets exceed its Liabilities (other than its Liabilities which are not Senior Claims). A report as to the solvency of Northern Rock by its liquidator or administrator shall in the absence of proven error be treated and accepted by Northern Rock, the Trustees and the Holders of the Notes as correct and sufficient evidence thereof.

With respect to Perpetual Subordinated Notes, payments of principal, premium, if any, and interest and Arrears of Interest (as defined below), if any, are, in addition to the right of Northern Rock to defer payment of interest as described below, conditional upon Northern Rock being solvent at the time of payment by Northern Rock, and no principal, premium, if any, or interest and Arrears of Interest, if any, shall be payable except to the extent that Northern Rock could make such payment and still be solvent immediately thereafter. For the purposes of this section, Northern Rock shall be solvent if (i) to the extent that any determination as to solvency is to be made prior to the commencement of winding up or administration proceedings of Northern Rock, it is able to pay its debts owed to Senior Creditors as such debts fall due and (ii) its Assets exceed its Liabilities (other than its Liabilities to persons who are not Senior Creditors). A report as to the solvency of Northern Rock by two directors of Northern Rock or, if Northern Rock is in winding up, its liquidator or administrator, shall in the absence of proven error be treated and accepted by Northern Rock, the Trustees and the Holders of the Notes as correct and sufficient evidence thereof.

The obligations of Northern Rock in respect of the Perpetual Subordinated Notes are conditional upon Northern Rock being solvent immediately before and after payment by Northern Rock. If this condition is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal and interest in respect of the Perpetual Subordinated Notes may be used to absorb losses.

"**Assets**" means the unconsolidated gross tangible assets of Northern Rock and "**Liabilities**" means the unconsolidated gross liabilities of Northern Rock as shown in the latest published audited balance sheet of Northern Rock but as adjusted for contingent assets and contingent liabilities and subsequent events, as the Board of Directors or the liquidator or administrator (as the case may be) may determine.

With respect to Perpetual Subordinated Notes on an Interest Payment Date there may (subject to the subordination provisions set forth in the Subordinated Indenture) be paid (at the option of Northern Rock) the interest accrued on such Interest Payment Date in respect of the Interest Period ending on the day immediately preceding such date, but Northern Rock shall not have any obligation to make such payment and any failure to pay shall not constitute a default by Northern Rock for any purpose. If Northern Rock opts not to pay interest on an Interest Payment Date, it shall give not less than 30 days' notice of such option to the Holders of the Perpetual Subordinated Notes in accordance with the notice provisions specified in the Subordinated Indenture. Any interest not paid on an Interest Payment Date together with any other interest not paid on any other Interest Payment Date shall, so long as the same remains unpaid, constitute "Arrears of Interest". Arrears of Interest may, at the option of Northern Rock (subject to the subordination provisions set forth in the Subordinated Indenture), be paid in whole or in part at any time upon the expiration of not less than seven days' notice given to the Subordinated Trustee and to the Holders, but all Arrears of Interest on all Notes Outstanding shall (subject to the subordination provisions set forth in the Subordinated Indenture) become due in full on whichever is the earliest of (i) the date upon which a dividend is next paid on any class of share capital of Northern Rock, (ii) the date set for any redemption, or (iii) the commencement of winding up proceedings of Northern Rock in England.

If notice is given by Northern Rock of its intention to pay the whole or part of Arrears of Interest, Northern Rock will be obliged (subject to the subordination provisions set forth in the Subordinated Indenture) to make such payment upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Interest Payment Date (or consecutive Interest Payment Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

The Holder of any Subordinated Note by such Holder's acceptance thereof will be deemed to the extent permitted by applicable law to have waived any right of set-off or counterclaim that such Holders might otherwise have against Northern Rock whether prior to or in any winding up of Northern Rock or as may arise outside of any insolvency proceedings.

To the extent that Holders of the Notes are entitled to any recovery with respect to the Notes in any bankruptcy, winding up or administration, it is unclear whether such Holders would be entitled in such proceedings to recovery in U.S. dollars and may be entitled only to a recovery in pounds sterling and, as a general matter, the right to claim for any amounts payable on Notes may be limited by applicable insolvency law.

Certain Definitions

"**Business Day**" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City or London; provided, however, that, with respect to Notes denominated in a Specified Currency other than U.S. dollars, such day is also not a day on which commercial banks are authorized or required by law, regulation or executive order to close in the Principal Financial Center (as defined below) of the country issuing the Specified Currency (or, if the Specified Currency is euro or EURIBOR is an applicable Interest Rate Basis, such day is also a day on which the Trans-European Automated Real Time Gross Settlement Express Transfer (TARGET) System is open (a "**TARGET Settlement Date**")).

"**Principal Financial Center**" means, unless otherwise defined in any Note, (i) the capital city of the country issuing the Specified Currency or (ii) the capital city of the country to which the Designated LIBOR Currency relates, as applicable, except, in the case of (i) or (ii) above, that with respect to U.S. dollars, Australian dollars, pounds sterling, Canadian dollars, South African rand and Swiss francs, the "Principal Financial Center" shall be New York City, Sydney and (solely in the case of the Specified Currency) Melbourne, London (solely in the case of the Designated LIBOR Currency), Toronto, Johannesburg and Zurich, respectively.

As used herein, "**Specified Currency**" means a currency issued and actively maintained as a country's or countries' recognized unit of domestic exchange by the government of any country and such term shall also include the euro.

Form, Transfer, Exchange and Denomination

Notes offered in the United States to qualified institutional buyers ("**QIBs**") in reliance on Rule 144A will be represented by one or more U.S. global notes ("**U.S. Global Notes**") and Notes offered outside the United States in reliance on Regulation S will be represented by one or more international global notes ("**International Global Notes**"). Senior Notes offered to Institutional Accredited Investors, as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, initially will be represented by physical registered certificates ("**Certificated Notes**"). If such Certificated Notes are thereafter transferred to QIBs in reliance on Rule 144A or offered outside the United States in reliance on Regulation S, then the Certificated Notes will be represented by one or more U.S. Global Notes or International Global Notes, as the case may be. Unless otherwise specified in a Final Terms, Subordinated Notes will not be offered to Institutional Accredited Investors. Except as set forth below under "– Book-Entry System", physical registered certificates will not be issued in exchange for Global Notes.

Senior Notes will be in fully registered form. Global Notes representing Senior Notes of a Series will be deposited with a custodian for DTC and held by or on behalf of DTC for the benefit of participants in DTC.

Unless otherwise specified in the applicable Final Terms, Subordinated Notes of a Series will initially be represented by a Global Subordinated Note or Global Subordinated Notes in bearer form. The Global Subordinated Note or Global Subordinated Notes representing a Series of Subordinated Notes will be deposited on or about the Original Issue Date of such Note or Notes with a custodian (the "**Subordinated Note Custodian**") under an Amended and Restated Deposit and Custody Agreement, dated as of July 12, 2005 (as supplemented or amended from time to time, the "**Deposit and Custody Agreement**"), entered into by Deutsche Bank Trust Company Americas (formerly Bankers Trust), as depositary (the "**Subordinated Note Depositary**"), the Subordinated Note Custodian and Northern Rock, for the benefit of the holder from time to time of a Global Receipt (the "**Global Receipt Holder**") and beneficial owners from time to time of interests in such Global Receipt. A Global Receipt in registered form representing an interest in 100% of each Global Subordinated Note in respect of Subordinated Notes of a Series will be issued to and deposited with, or on behalf of, DTC in New York City and registered in the name of Cede & Co. ("**Cede**"), as DTC's nominee.

Interests in a Global Receipt in respect of a Global Subordinated Note or Global Subordinated Notes representing Subordinated Notes of a Series will be shown in, and transfers thereof will be effected only through, records maintained by DTC and its participants until such time, if any, as Certificated Subordinated Notes in respect of such Subordinated Notes are issued as set forth below under "– Book-Entry System". Pursuant to the terms of the Deposit and Custody Agreement, the Global Subordinated Note or Global Subordinated Notes representing a Series of Subordinated Notes may be transferred only to a successor of the Subordinated Note Custodian and the Global Receipt or Global Receipts in respect of the Global Subordinated Note or Global Subordinated Notes representing a Series of Subordinated Notes may be transferred only to a successor of DTC or another nominee of DTC. See "Book-Entry System" herein. Certificated Senior Notes and Certificated Subordinated Notes, if any, will be exchangeable for other Certificated Senior Notes and Certificated Subordinated Notes, respectively, of any authorized denominations and of a like aggregate principal amount and tenor.

Certificated Notes may be presented to the Trustee, the Paying Agent or the Luxembourg Paying Agent for registration of transfer or exchange at its Corporate Trust Office which at the date hereof is located at Trust & Securities Services, 60 Wall Street, New York, New York 10005, United States of America or, in the case of the Luxembourg Paying Agent, at its office located at 2, Boulevard Konrad Avenauer L-1115 Luxembourg. Certificated Notes may be presented for exchange and transfer in the manner, at the places and subject to the restrictions set forth in the respective Indenture and the Notes. Transfers of ownership interests in Global Notes and Global Receipts will be made as set forth below under "– Book-Entry System". The Notes have not been registered under the Securities Act or with any securities regulatory authority of any jurisdiction and accordingly transfers of the Notes will be subject to the restrictions set forth below under "Notice to Investors".

Certificated Notes and interests in the U.S. Global Notes may be transferred to a person who takes delivery in the form of interests in an International Global Note only upon receipt by the applicable Trustee or Deutsche Bank Luxembourg S.A., as an alternative transfer agent, of written certifications (in the form provided in the Indentures) to the effect that such transfer is being made in accordance with Regulation S or Rule 144 under the Securities Act and that, if such transfer occurs prior to the 40th day after the commencement of the offering of such Senior Notes, the interest transferred will be held immediately thereafter through Euroclear Bank S.A./N.V., as the Euroclear Operator ("**Euroclear**") or Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**").

Until the 40th day after the closing date for the offering of a Series of Notes, interests in an International Global Note may be held only through Euroclear or Clearstream, Luxembourg. Certificated Notes and interests in International Global Notes may be transferred to a person who takes delivery in the form of interests in a U.S. Global Note only upon receipt by the applicable Trustee of written certifications (in the form provided in the Indentures) to the effect that such transfer is being made in accordance with Rule 144A to a person whom the transferor reasonably believes is purchasing for its own account or for an account as to which it exercises sole investment discretion and that such person and such account or accounts are "qualified institutional buyers" within the meaning of Rule 144A and agree to comply with the restrictions on transfer set forth under "Notice to Investors".

Certificated Senior Notes may be transferred to a person who takes delivery in the form of Certificated Senior Notes (other than transfers to Northern Rock or a Dealer and transfers by or through or approved by a Dealer) only upon receipt by the Trustee of written certifications (in the form provided in the Senior Indenture) to the effect that such Certificated Senior Note is being acquired by an Institutional Accredited Investor for investment purposes and not for distribution in violation of the Securities Act, and containing such other evidence of compliance with the Securities Act as may be required by Northern Rock or the Trustee.

In the event of any redemption of Notes, Northern Rock will not be required to (i) register the transfer of or exchange the Notes during a period of 15 calendar days next preceding the date of redemption; (ii) register the transfer of or exchange the Notes, or any portion thereof, called for redemption, except the unredeemed portion of any of the Notes being redeemed in part; or (iii) with respect to Subordinated Notes represented by a Global Subordinated Note or Global Subordinated Notes in bearer form issued to the Subordinated Note Custodian, exchange any such Note or Notes called for redemption, except to exchange for another Global Subordinated Note or Global

Subordinated Notes in bearer form of that Series and like tenor representing the aggregate principal amount of Subordinated Notes of that Series that have not been redeemed.

Each of the Trustee and Deutsche Bank Luxembourg S.A. has been appointed as paying agent pursuant to each of the Indentures. Northern Rock may at any time designate additional Paying Agents or rescind the designation of any Paying Agent. So long as the Notes are listed on the EuroMTF, Northern Rock shall maintain a transfer agent for the Notes in Luxembourg, which shall initially be Deutsche Bank Luxembourg S.A.

Unless otherwise specified in the applicable Final Terms, Notes will be issuable in U.S. dollars in denominations of US$100,000 and integral multiples of US$1,000 in excess thereof. The authorized denominations of any Note denominated in other than U.S. dollars will be the amount of the Specified Currency for such Note equivalent, at the noon dollar buying rate in New York City by the Federal Reserve Bank of New York (the "**Market Exchange Rate**") on the first Business Day in New York City and the country issuing such currency (or, in the case of euro, the first TARGET Settlement Date) next preceding the date on which Northern Rock accepts the offer to purchase such Note, to US$100,000, or such other minimum denomination as may be allowed or required from time to time by any relevant central bank or equivalent governmental body, however designated, or by any laws or regulations applicable to the Notes or to such Specified Currency. The Notes will be issued in integral multiples of 1,000 units of any such Specified Currency in excess of their minimum denominations. If any of the Notes are to be denominated in a Specified Currency other than U.S. dollars, or if the principal of and premium, if any, and interest, if any, on any of the Notes not denominated in U.S. dollars are to be payable at the option of the Holder or Northern Rock in U.S. dollars, the applicable Final Terms will provide additional information, including applicable exchange rate information, pertaining to the terms of such Notes and other matters of interest to the Holders thereof.

Payment of Principal, Premium, if any, and Interest, if any

Payments of principal, premium, if any, and interest, if any, to owners of beneficial interests in Global Notes or Global Receipts are expected to be made in accordance with those procedures of DTC and its participants in effect from time to time as described below under "– Book-Entry System".

Unless otherwise specified in the applicable Final Terms, with respect to any Certificated Note, payments of interest or Arrears of Interest, if any, and, in the case of Amortizing Notes, principal (other than interest and, in the case of Amortizing Notes, principal payable at Maturity) will be made by mailing a check to the Holder at the address of such Holder appearing on the register for the Notes on the applicable regular record date (the "**Regular Record Date**"). Notwithstanding the foregoing, at the option of Northern Rock, all payments of interest or Arrears of Interest, if any, and, in the case of Amortizing Notes, principal on the Notes may be made by wire transfer of immediately available funds to an account at a bank located within the United States as designated by each Holder not less than 15 calendar days prior to the applicable Interest Payment Date. A Holder of US$10,000,000 (or, if the Specified Currency is other than U.S. dollars, the equivalent thereof in such Specified Currency) or more in aggregate principal amount of Notes of like tenor and terms with the same Interest Payment Date may demand payment by wire transfer but only if appropriate payment instructions have been received in writing by any Paying Agent with respect to such Note appointed by Northern Rock, not less than 15 calendar days prior to the applicable Interest Payment Date. In the event that payment is so made in accordance with instructions of the Holder, such wire transfer shall be deemed to constitute full and complete payment of such principal, premium and/or interest on the Notes. Payment of the principal of, premium, if any, and interest or Arrears of Interest, if any, due with respect to any Certificated Note at Maturity will be made in immediately available funds upon surrender of such Note at the principal office of any Paying Agent, including the Luxembourg Paying Agent, with respect to such Notes appointed by Northern Rock accompanied by wire transfer instructions, provided that the Certificated Note is presented to such Paying Agent in time for such Paying Agent to make such payments in such funds in accordance with its normal procedures.

Unless otherwise specified in the applicable Final Terms, payments of principal, premium, if any, and interest and Arrears of Interest, if any, with respect to any Note to be made in a Specified Currency other than U.S. dollars will be made by check mailed to the address of the person entitled thereto as such address appears in the register or by wire transfer to such account with a bank

located in a jurisdiction acceptable to Northern Rock and the respective Trustee as shall have been designated at least 15 calendar days prior to the Interest Payment Date or Maturity, as the case may be, by the Holder of such Note on the relevant Regular Record Date or at Maturity, provided that, in the case of payment of principal of, and premium, if any, and interest and Arrears of Interest, if any, due at Maturity, the Note is presented to any Paying Agent with respect to such Note appointed by Northern Rock in time for such Paying Agent to make such payments in such funds in accordance with its normal procedures. Such designation shall be made by filing the appropriate information with the Trustee at its Corporate Trust Office, and, unless revoked, any such designation made with respect to any Note by a Holder will remain in effect with respect to any further payments with respect to such Note payable to such Holder. If a payment with respect to any such Note cannot be made by wire transfer because the required designation has not been received by the applicable Trustee on or before the requisite date or for any other reason, a notice will be mailed to the Holder at its registered address requesting a designation pursuant to which such wire transfer can be made and, upon such Trustee's receipt of such a designation, such payment will be made within 15 calendar days of such receipt. Northern Rock will pay any administrative costs imposed by banks in connection with making payments by wire transfer, but any tax, assessment or governmental charge imposed upon payments will be borne by the Holders of such Notes in respect of which such payments are made. If so specified in the applicable Final Terms, except as provided below, payments of principal, premium, if any, and interest and Arrears of Interest, if any, with respect to any Note denominated in other than U.S. dollars will be made in U.S. dollars (as set forth below). If the Holder of such Note on the relevant Regular Record Date or at Maturity, if any, as the case may be, requests payments in other than U.S. dollars, the Holder shall transmit a written request for such payment to any Paying Agent with respect to such Note appointed by Northern Rock at its principal office on or prior to such Regular Record Date or the date 15 calendar days prior to Maturity, if any, as the case may be. Such request may be delivered by mail, by hand, by cable or by telex or any other form of facsimile transmission. Any such request made with respect to any Note by a Holder will remain in effect with respect to any further payments of principal, and premium, if any, and interest and Arrears of Interest, if any, with respect to such Note payable to such Holder, unless such request is revoked by written notice received by such Paying Agent on or prior to the relevant Regular Record Date or the date 15 calendar days prior to Maturity, if any, as the case may be (but no such revocation may be made with respect to payments made on any such Note if an Event of Default has occurred with respect thereto or upon the giving of a notice of redemption). Holders of Notes denominated in other than U.S. dollars whose Notes are registered in the name of a broker or nominee should contact such broker or nominee to determine whether and how an election to receive payments in other than U.S. dollars may be made.

The U.S. dollar amount to be received by a Holder of a Note denominated in other than U.S. dollars who elects to receive payments in U.S. dollars will be based on the highest indicated bid quotation for the purchase of U.S. dollars in exchange for the Specified Currency obtained by the Currency Determination Agent (as defined below) at approximately 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date (the "**Conversion Date**") from the bank composite or multicontributor pages of the Quoting Source for three (or two if three are not available) major banks in New York City. The first three (or two) such banks selected by the Currency Determination Agent which are offering quotes on the Quoting Source will be used. If fewer than two such bid quotations are available at 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date, such payment will be based on the Market Exchange Rate as of the second Business Day next preceding the applicable payment date. If the Market Exchange Rate for such date is not then available, such payment will be made in the Specified Currency. As used herein, the "**Quoting Source**" means Reuters Monitor Foreign Exchange Service, or if the Currency Determination Agent determines that such service is not available, Telerate Monitor Foreign Exchange Service, or if the Currency Determination Agent determines that neither service is available, such comparable display or other comparable manner of obtaining quotations as shall be agreed between Northern Rock and the Currency Determination Agent. All currency exchange costs associated with any payment in U.S. dollars on any such Note will be borne by the Holder thereof by deductions from such payment. The currency determination agent (the "**Currency Determination Agent**") with respect to any such Notes will be specified in the applicable Final Terms.

If the Specified Currency for a Note denominated in other than U.S. dollars is not available for the required payment of principal, premium, if any, and/or interest and Arrears of Interest, if any, in

respect thereof due to the imposition of exchange controls or other circumstances beyond the control of Northern Rock, Northern Rock will be entitled to satisfy its obligations to the Holder of such Note by making such payment in U.S. dollars on the basis of the Market Exchange Rate, computed by the Currency Determination Agent, on the second Business Day prior to such payment or, if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate, or as otherwise specified in the applicable Final Terms. Any payment made in U.S. dollars under such circumstances where the required payment was to be in a Specified Currency other than U.S. dollars will not constitute an Event of Default under the applicable Indenture with respect to the Notes. All determinations referred to above made by the Currency Determination Agent shall be at its sole discretion and in accordance with its normal operating procedure and shall, in the absence of manifest error, be conclusive for all purposes and binding on all Holders and beneficial owners of Notes.

Unless otherwise specified in the applicable Final Terms, if the principal of any Discount Note is declared to be immediately due and payable as described herein under "Events of Default- Senior Notes" and "– Subordinated Notes," the amount of principal due and payable with respect to such Note shall be the Amortized Face Amount of such Note as of the date of such declaration. The "Amortized Face Amount" of a Discount Note that does not bear stated interest shall be an amount equal to the sum of (i) the principal amount of such Note multiplied by the price (which may be expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued (the "**Issue Price**") set forth in the applicable Final Terms plus (ii) the portion of the difference between the U.S. dollar amount determined pursuant to the preceding clause (i) and the principal amount of such Note that has accrued at the yield to maturity set forth in the Final Terms (computed in accordance with generally accepted financial practices) to such date of declaration, but in no event shall the Amortized Face Amount of a Discount Note exceed its principal amount.

Northern Rock is entitled to vary or terminate the appointment of any Trustee or Paying Agent appointed under the terms of the Indentures and pursuant to the terms of the Indentures and/or appoint additional or other trustees or paying agents, including affiliates of Northern Rock in either case, and/or approve any change in the specified office through which any paying agent acts, provided that:

(i) so long as the Notes of a Series are listed, quoted and/or traded on or by the EuroMTF, or any other stock exchange or competent listing authority and/or quotation system, there will at all times be a Paying Agent with a specified office in Luxembourg, if applicable, and/or each location required by the rules and regulations of the relevant stock exchange, competent listing authority and/or quotation system; and

(ii) if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 is brought into force, Northern Rock will ensure that it maintains a paying agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to such Directive.

For so long as the Notes of any Series are listed, quoted and/or traded on or by the EuroMTF and the rules and regulations of the stock exchange so require, notice of any change in the appointment of any Trustee or Paying Agent appointed under the terms of the Indentures will be published in a leading newspaper of general circulation in Luxembourg (which is expected to be *d'Wort*).

Interest and Interest Rates

Each Note other than certain Discount Notes will bear interest from the date on which such Note will be issued (the "**Original Issue Date**") or from the most recent Interest Payment Date to which interest on such Note has been paid or duly provided for at a fixed rate or rates per annum, or at a rate or rates determined pursuant to an Interest Rate Base or Bases stated therein and in the applicable Final Terms that may be adjusted by a Spread and/or Spread Multiplier, until the principal thereof is paid or made available for payment. Interest will be payable on each Interest Payment Date and at Maturity. "**Maturity**" means the date, if any, on which the principal (or, if the context so requires, lesser amount in the case of Discount Notes) of (or premium, if any, on) a Note becomes due and payable in full in accordance with its terms and the terms of the applicable Indenture, whether at Stated Maturity or earlier by declaration of acceleration, call for redemption, request for

redemption repayment at the option of the Holder pursuant to any sinking fund provision or otherwise. Interest (other than Defaulted Interest which may be paid as of a Special Record Date) will be payable to the Holder at the close of business on the Regular Record Date next preceding such Interest Payment Date; *provided, however*, that interest payable at Maturity will be payable to the person to whom principal shall be payable. The first payment of interest on any Note originally issued between a Regular Record Date for such Note and the succeeding Interest Payment Date will be made on the Interest Payment Date following the next succeeding Regular Record Date for such Note to the Holder.

Interest rates, Interest Rate Base or Bases, Spreads and Spread Multipliers are subject to change by Northern Rock but no such change will affect any Note theretofore issued or which Northern Rock has agreed to sell. The Interest Payment Dates for each Fixed Rate Note shall be as described below under "Fixed Rate Notes". The Interest Payment Dates for each Floating Rate Note shall be as described below under "Floating Rate Notes" and in the applicable Final Terms. The Regular Record Date for a Note will be the fifteenth day (whether or not a Business Day) next preceding each Interest Payment Date or Maturity, as the case may be.

Fixed Rate Notes

Interest on Fixed Rate Notes will be payable semi-annually in arrears on such dates as are specified in the applicable Final Terms (each, an "**Interest Payment Date**" with respect to Fixed Rate Notes) and on the date of Maturity. Unless otherwise specified in the applicable Final Terms, interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any Interest Payment Date or the date of Maturity of a Fixed Rate Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest, if any, with respect to such Note will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date or the date of Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Floating Rate Notes

Interest on Floating Rate Notes will be determined by reference to the applicable Interest Rate Basis or Bases, which may, as described below, include:

- the CD Rate;
- the CMT Rate;
- the Commercial Paper Rate;
- the Eleventh District Cost of Funds Rate;
- EURIBOR;
- the Federal Funds Rate;
- LIBOR;
- the Prime Rate;
- the Treasury Rate; or

such other Interest Rate Basis or Bases or interest rate formula as may be specified in the applicable Final Terms.

The applicable Final Terms will specify certain terms with respect to which each Floating Rate Note is being delivered, including: whether such Floating Rate Note is a "Regular Floating Rate Note," a "Floating Rate/Fixed Rate Note" or an "Inverse Floating Rate Note," the Fixed Rate Commencement Date, if applicable, Fixed Interest Rate, if applicable, Interest Rate Basis or Bases, Initial Interest Rate, if any, Initial Interest Reset Date, Interest Reset Dates, Interest Payment Dates, Index Maturity, Maximum Interest Rate and/or Minimum Interest Rate, if any, and Spread and/or Spread Multiplier, if any, as such terms are defined below. If one or more of the applicable Interest Rate Bases is the CMT Rate, EURIBOR or LIBOR, the applicable Final Terms will also specify the Designated CMT Maturity Index and Designated CMT Telerate Page, the Designated EURIBOR Page or the Designated LIBOR Currency and Designated LIBOR Page respectively, as such terms are defined below. The interest rate borne by the Floating Rate Notes will be determined as follows:

(i) Unless such Floating Rate Note is designated as a "Floating Rate/Fixed Rate Note" or an "Inverse Floating Rate Note", or as having an Addendum attached or having "Other/Additional Provisions" apply, in each case relating to a different interest rate formula, such Floating Rate Note will be designated as a "Regular Floating Rate Note" and, except as described below or in the applicable Final Terms, will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Regular Floating Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date will be the Initial Interest Rate.

(ii) If such Floating Rate Note is designated as a "Floating Rate/Fixed Rate Note," then, except as described below or in the applicable Final Terms, such Floating Rate Note will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Floating Rate/Fixed Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that (y) the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date will be the Initial Interest Rate and (z) the interest rate in effect (the "**Fixed Interest Rate**") for the period commencing on the date specified therefor in the applicable Final Terms (the "**Fixed Rate Commencement Date**") to the Maturity Date shall be the interest rate so specified in the applicable Final Terms or, if no such rate is specified, the interest rate in effect thereon on the day immediately preceding the Fixed Rate Commencement Date.

(iii) If such Floating Rate Note is designated as an "Inverse Floating Rate Note," then, except as described below or in the applicable Final Terms, such Floating Rate Note will bear interest at the Fixed Interest Rate minus the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any; provided, however, that, unless otherwise specified in the applicable Final Terms, the interest rate thereon will not be less than zero. Commencing on the Initial Interest Reset Date, the rate at which interest on such Inverse Floating Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date will be the Initial Interest Rate.

The "**Spread**" is the number of basis points to be added to or subtracted from the related Interest Rate Basis or Bases applicable to such Floating Rate Note. The "**Spread Multiplier**" is the percentage of the related Interest Rate Basis or Bases applicable to such Floating Rate Note by which such Interest Rate Basis or Bases will be multiplied to determine the applicable interest rate on such Floating Rate Note. The "**Index Maturity**" is the period to maturity of the instrument or obligation with respect to which the related Interest Rate Basis or Bases will be calculated.

Unless otherwise specified in the applicable Final Terms, the interest rate with respect to each Interest Rate Basis will be determined in accordance with the applicable provisions below. Except as set forth above or in the applicable Final Terms, the interest rate in effect on each day shall be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.

The applicable Final Terms will specify whether the rate of interest on the related Floating Rate Note will be reset daily, weekly, monthly, quarterly, semi-annually or annually or at such other specified intervals as specified in the applicable Final Terms (each, an "**Interest Reset Period**") and the dates on which such rate of interest will be reset (each, an "**Interest Reset Date**"). Unless otherwise specified in the applicable Final Terms, the Interest Reset Dates will be, in the case of Floating Rate Notes which reset:

- daily, each Business Day;

- weekly, the Wednesday of each week (with the exception of weekly reset Floating Rate Notes as to which the Treasury Rate is an applicable Interest Rate Basis, which will reset the Tuesday of each week);
- monthly, the third Wednesday of each month (with the exception of monthly reset Floating Rate Notes as to which the Eleventh District Cost of Funds Rate is an applicable Interest Rate Basis, which will reset on the first calendar day of the month);
- quarterly, the third Wednesday of March, June, September and December of each year;
- semi-annually, the third Wednesday of the two months of each year specified in the applicable Final Terms; and
- annually, the third Wednesday of the month of each year specified in the applicable Final Terms;

provided however, that, with respect to Floating Rate/Fixed Rate Notes, the rate of interest thereon will not reset after the applicable Fixed Rate Commencement Date. If any Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding Business Day, except that in the case of a Floating Rate Note as to which EURIBOR or LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined by the Calculation Agent as of the applicable Interest Determination Date and calculated on or prior to the Calculation Date (as defined below), except with respect to the Eleventh District Cost of Funds Rate, EURIBOR and LIBOR, which will be calculated on such Interest Determination Date. The "Interest Determination Date" with respect to:

- the CD Rate, the CMT Rate, the Commercial Paper Rate, the Federal Funds Rate and the Prime Rate will be the second Business Day immediately preceding the applicable Interest Reset Date;
- the Eleventh District Cost of Funds Rate will be the last Business Day of the month immediately preceding the applicable Interest Reset Date on which the Federal Home Loan Bank of San Francisco (the "**FHLB of San Francisco**") publishes the Index (as defined below);
- EURIBOR will be the second TARGET Settlement Date immediately preceding the applicable Interest Reset Date;
- LIBOR will be the second London Business Day immediately preceding the applicable Interest Reset Date, unless the Designated LIBOR Currency is pounds sterling, in which case the "Interest Determination Date" will be the applicable Interest Reset Date; and
- the Treasury Rate will be the day in the week in which the applicable Interest Reset Date falls on which day Treasury Bills (as defined below) are normally auctioned (Treasury Bills are normally sold at an auction held on Monday of each week, unless such Monday is a legal holiday, in which case the auction is normally held on the immediately succeeding Tuesday although such auction may be held on the preceding Friday); provided, however, that if an auction is held on the Friday of the week preceding the applicable Interest Reset Date, the "Interest Determination Date" will be such preceding Friday.

The "Interest Determination Date" pertaining to a Floating Rate Note the interest rate of which is determined by reference to two or more Interest Rate Bases will be the most recent Business Day which is at least two Business Days prior to the applicable Interest Reset Date for such Floating Rate Note on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined as of such date, and the applicable interest rate will take effect on the applicable Interest Reset Date.

Notwithstanding the foregoing, a Floating Rate Note may also have, if specified in the applicable Final Terms, either or both of the following: (i) a Maximum Interest Rate, or ceiling, that may accrue during any Interest Reset Period and (ii) a Minimum Interest Rate, or floor, that may accrue during any Interest Reset Period. In addition to any Maximum Interest Rate that may apply to any Floating Rate Note, the interest rate on Floating Rate Notes will in no event be higher than

the maximum rate permitted by New York law, as the same may be modified, or other applicable law.

Except as provided below or in the applicable Final Terms, the date(s) on which interest on Floating Rate Notes is payable (each, an "**Interest Payment Date**" with respect to Floating Rate Notes) will be, in the case of Floating Rate Notes which reset:

- daily, weekly or monthly, the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Final Terms;
- quarterly, the third Wednesday of March, June, September and December of each year;
- semi-annually, the third Wednesday of the two months of each year specified in the applicable Final Terms;
- annually, the third Wednesday of the month of each year specified in the applicable Final Terms; and
- the Maturity Date.

If any Interest Payment Date other than the Maturity Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that in the case of a Floating Rate Note as to which EURIBOR or LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date of a Floating Rate Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after the Maturity Date to the date of such payment on the next succeeding Business Day. The Regular Record Date for each Floating Rate Note will be the fifteenth day (whether or not a Business Day) preceding each Interest Payment Date or Maturity, as the case may be.

All percentages resulting from any calculation on Floating Rate Notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five- or more one millionths of a percentage point rounded upwards (*e.g.*, 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all amounts used in or resulting from such calculation on Floating Rate Notes will be rounded, in the case of U.S. dollars, to the nearest cent or, in the case of a Specified Currency, to the nearest unit (with one-half cent or unit being rounded upwards).

With respect to each Floating Rate Note, accrued interest is calculated by multiplying its principal amount by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day in the applicable Interest Period but excluding the date for which accrued interest is being calculated. Unless otherwise specified in the applicable Final Terms, the interest factor for each such day will be computed by dividing the interest rate applicable to such day by 360, in the case of Floating Rate Notes for which an applicable Interest Rate Basis is the CD Rate, the Commercial Paper Rate, the Eleventh District Cost of Funds Rate, EURIBOR, the Federal Funds Rate, LIBOR or the Prime Rate, or by the actual number of days in the year in the case of Floating Rate Notes for which an applicable Interest Rate Basis is the CMT Rate or the Treasury Rate. Unless otherwise specified in the applicable Final Terms, the interest factor for Floating Rate Notes for which the interest rate is calculated with reference to two or more Interest Rate Bases will be calculated in each period in the same manner as if only the applicable Interest Rate Basis specified in the applicable Final Terms applied.

Upon request of the Holder of any Floating Rate Note, the "Calculation Agent" (as specified in the applicable Final Terms) will disclose the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to such Floating Rate Note. Unless otherwise specified in the applicable Final Terms, the "Calculation Date," if applicable, pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination

Date or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the Maturity Date, as the case may be.

Unless otherwise specified in the applicable Final Terms, the Calculation Agent shall determine each Interest Rate Basis in accordance with the following provisions.

The Paying Agent will notify Northern Rock and any stock exchange, competent listing authority and/or quotation system on or by which the relevant Floating Rate Notes are for the time being listed, quoted and/or traded of the rate of interest and each amount of interest payable for each interest period and the relevant Interest Payment Date, and will cause the same to be notified to the Holders in accordance with the notice provisions herein as soon as possible after their determination but in no event later than the fourth Business Day thereafter. Each amount of interest payable per Specified Denomination and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notification as aforesaid in the event of an extension or shortening of the interest period in accordance with the provisions hereof. Each stock exchange, competent listing authority and/or quotation system on or by which the relevant Floating Rate Notes are for the time being listed, quoted and/or traded shall be promptly notified of any such amendment.

CD Rate

Unless otherwise specified in the applicable Final Terms, "**CD Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the CD Rate (a "**CD Rate Interest Determination Date**"), the rate on such date for negotiable U.S. dollar certificates of deposit having the Index Maturity specified in the applicable Final Terms as published in H.15(519) (as defined below) under the heading "CDs (secondary market)" or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such CD Rate Interest Determination Date for negotiable U.S. dollar certificates of deposit of the Index Maturity specified in the applicable Final Terms as published in H.15 Daily Update (as defined below), or such other recognized electronic source used for the purpose of displaying such rate, under the caption "CDs (secondary market)". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the CD Rate on such CD Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such CD Rate Interest Determination Date, of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for negotiable U.S. dollar certificates of deposit of major United States money center banks for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity specified in the applicable Final Terms in an amount that is representative for a single transaction in that market at that time; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate determined as of such CD Rate Interest Determination Date will be the CD Rate in effect on such CD Rate Interest Determination Date.

"**H.15(519)**" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System.

"**H.15 Daily Update**" means the daily update of H.15(519), available through the worldwideweb site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update/, or any successor site or publication.

CMT Rate

(1) if the Designated CMT Telerate Page 7051 is specified in the applicable Final Terms:

(a) the percentage equal to the yield for United States Treasury securities at "constant maturity" having the Designated CMT Maturity Index specified in the applicable Final Terms as published in H.15(519) under the caption "Treasury Constant Maturities", as the yield is displayed on Moneyline Telerate (or any successor service) on page 7051 (or any other page as may replace the specified page on that service) ("Moneyline Telerate Page 7051"), for the particular CMT Rate Interest Determination Date, or

(b) if the rate referred to in clause (a) does not so appear on the Designated CMT Telerate Page 7051, the percentage equal to the yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index and for the particular CMT Rate Interest Determination Date as published in H.15(519) under the caption "Treasury Constant Maturities", or

(c) if the rate referred to in clause (b) does not so appear in H.15(519), the rate on the particular CMT Rate Interest Determination Date for the period of the particular Designated CMT Maturity Index as may then be published by either the Federal Reserve System Board of Governors or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate which would otherwise have been published in H.15(519), or

(d) if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three leading primary United States government securities dealers in The City of New York (which may include the agents or their affiliates) (each, a "Reference Dealer"), selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(e) if fewer than five but more than two of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f) if fewer than three prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Designated CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(g) if fewer than five but more than two prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations will be eliminated, or

(h) if fewer than three prices referred to in clause (f) are provided as requested, the CMT Rate in effect on the particular CMT Rate Interest Determination Date.

(2) if the Designated CMT Telerate Page 7052 is specified in the applicable Final Terms:

(a) the percentage equal to the one-week or one-month, as specified in the applicable Final Terms, average yield for United States Treasury securities at "constant maturity" having the Designated CMT Maturity Index specified in the applicable Final Terms as published in H.15(519) opposite the caption "Treasury Constant Maturities", as the yield is displayed on Moneyline Telerate (or any successor service) (on page 7052 or any other page as may replace the specified page on that service) ("Moneyline Telerate Page 7052"), for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which the particular CMT Rate Interest Determination Date falls, or

(b) if the rate referred to in clause (a) does not so appear on the Designated CMT Telerate Page 7052, the percentage equal to the one-week or one-month, as specified in the applicable Final Terms, average yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index and for the week or month, as applicable, preceding the particular CMT Rate Interest Determination Date as published in H.15(519) opposite the caption "Treasury Constant Maturities," or

(c) if the rate referred to in clause (b) does not so appear in H.15(519), the one-week or one-month, as specified in the applicable Final Terms, average yield for United States Treasury securities at "constant maturity" having the particular Designated CMT Maturity Index as otherwise announced by the Federal Reserve Bank of New York for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which the particular CMT Rate Interest Determination Date falls, or

(d) if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(e) if fewer than five but more than two of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f) if fewer than three prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as a yield to maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent from five Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Designated CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at the time, or

(g) if fewer than five but more than two prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest or the lowest of the quotations will be eliminated, or

(h) if fewer than three prices referred to in clause (f) are provided as requested, the CMT Rate in effect on that CMT Rate Interest Determination Date.

If two United States Treasury securities with an original maturity greater than the Designated CMT Maturity Index specified in the applicable Final Terms have remaining terms to maturity equally close to the particular Designated CMT Maturity Index, the quotes for the United States Treasury security with the shorter original remaining term to maturity will be used.

"**Designated CMT Maturity Index**" means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable Final Terms with respect to which the CMT Rate will be calculated or, if no such maturity is specified in the applicable Final Terms, 2 years.

"**Designated CMT Telerate Page**" means the display on Moneyline Telerate (or any successor service) on the page specified in the applicable Final Terms (or any other page as may replace such

page on such service) for the purpose of displaying Treasury Constant Maturities as reported in H.15(519) or, if no such page is specified in the applicable Final Terms, page 7052.

Commercial Paper Rate

Unless otherwise specified in the applicable Final Terms, "**Commercial Paper Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Commercial Paper Rate (a "**Commercial Paper Rate Interest Determination Date**"), the Money Market Yield (as defined below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable Final Terms as published in H.15(519) under the caption "Commercial Paper-Nonfinancial" or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Commercial Paper Rate Interest Determination Date for commercial paper having the Index Maturity specified in the applicable Final Terms as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Commercial Paper- Nonfinancial". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 A.M., New York City time, on such Commercial Paper Rate Interest Determination Date of three leading dealers of U.S. dollar commercial paper in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for commercial paper having the Index Maturity specified in the applicable Final Terms placed for industrial issuers whose bond rating is "Aa", or the equivalent, from a nationally recognized statistical rating organization; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate determined as of such Commercial Paper Rate Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

"**Money Market Yield**" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{Money Market Yield} = \frac{D\ 6{,}360}{360 - (D\ 6\ M)} \times 100$$

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the applicable Interest Reset Period.

Eleventh District Cost of Funds Rate

Unless otherwise specified in the applicable Final Terms, "**Eleventh District Cost of Funds Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Eleventh District Cost of Funds Rate (an "**Eleventh District Cost of Funds Rate Interest Determination Date**"), the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which such Eleventh District Cost of Funds Rate Interest Determination Date falls as set forth under the caption "11th District" on the display on Moneyline Telerate (or any successor service) on page 7058 (or any other page as may replace such page on such service) ("**Telerate Page 7058**") as of 11:00 A.M., San Francisco time, on such Eleventh District Cost of Funds Rate Interest Determination Date. If such rate does not appear on Telerate Page 7058 on such Eleventh District Cost of Funds Rate Interest Determination Date, then the Eleventh District Cost of Funds Rate on such Eleventh District Cost of Funds Rate Interest Determination Date shall be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (the "**Index**") by the FHLB of San Francisco as such cost of funds for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date. If the FHLB of San Francisco fails to announce the Index on or prior to such Eleventh District Cost of Funds Rate Interest Determination Date for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date, the Eleventh District Cost of Funds Rate determined as of such Eleventh District Cost of Funds Rate Interest Determination Date will be the

Eleventh District Cost of Funds Rate in effect on such Eleventh District Cost of Funds Rate Interest Determination Date.

EURIBOR

Unless otherwise specified in the applicable Final Terms, "**EURIBOR**" means the rate determined in accordance with the following provisions:

(i) With respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to EURIBOR (a "**EURIBOR Interest Determination Date**"), EURIBOR will be either: (a) if "EURIBOR Telerate" is specified in the applicable Final Terms or if neither "EURIBOR Reuters" nor "EURIBOR Telerate" is specified in the applicable Final Terms as the method for calculating EURIBOR, the rate for deposits in euro having the Index Maturity specified in such Final Terms, commencing on such Interest Reset Date, that appears on the Designated EURIBOR Page as of 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date; or (b) if "EURIBOR Reuters" is specified in the applicable Final Terms, the arithmetic mean of the offered rates (unless the Designated EURIBOR Page by its terms provides only for a singe rate, in which case such single rate shall be used) for deposits in euro having the Index Maturity specified in such Final Terms, commencing on the applicable Interest Reset Date that appear (or, if only a single rate is required as aforesaid, appears) on the Designated EURIBOR Page as of 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date. If fewer than two such offered rates so appear, or if no such rate so appears, as applicable, EURIBOR on such EURIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii) With respect to a EURIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the Designated EURIBOR Page as specified in Clause (i) above, the Calculation Agent will request the principal Euro-zone office of each of four major reference banks (which may include affiliates of the Dealers) in the Euro-zone interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in euro for the period of the Index Maturity specified in the applicable Final Terms commencing on the applicable Interest Reset Date, to prime banks in the Euro-zone interbank market at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in euro in such market at such time. If fewer than two such quotations are so provided, then EURIBOR on such EURIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date by three major banks (which may include affiliates of the Dealers) in the Euro-zone selected by the Calculation Agent for loans in euro to leading European banks, having the Index Maturity specified in the applicable Final Terms and in a principal amount that is representative for a single transaction in euro in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, EURIBOR determined as of such EURIBOR Interest Determination Date will be EURIBOR in effect on such EURIBOR Interest Determination Date.

"**EURIBOR**" means the rate for deposits in euro designated as such and sponsored jointly by the European Banking Federation and ACI-The Financial Market Association (or any company established by the joint sponsors for the purposes of compiling and publishing such rates).

"**Designated EURIBOR Page**" means (a) if "EURIBOR Reuters" is specified in the applicable Final Terms, the display on the Reuter Monitor Money Rates Service (or any successor service) on the page specified in such Final Terms (or any other page as may replace such page on such service) for the purpose of displaying the Euro-zone interbank rates or major banks for the euro, or (b) if "EURIBOR Telerate" is specified in the applicable Final Terms or neither "EURIBOR Reuters" nor "EURIBOR Telerate" is specified in the applicable Final Terms as the method for calculating EURIBOR, the display on Moneyline Telerate (or any successor service) on the page specified in such Final Terms (or any other page as may replace such page on such service for the purpose of displaying the Euro-zone interbank rates of major banks for the euro.

"**Euro-zone**" means the region comprised of member states of the European Union that have adopted the single currency in accordance with the Treaty on European Union signed at Maastricht on February 7, 1992.

Federal Funds Rate

Unless otherwise specified in the applicable Final Terms, "**Federal Funds Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Federal Funds Rate (a "**Federal Funds Rate Interest Determination Date**"), the rate with respect to such date for U.S. dollar federal funds as published in H.15(519) under the heading "Federal Funds (Effective)", as such rate is displayed on Moneyline Telerate (or any successor service) on page 120 (or any other page as may replace such page on such service) ("**Telerate Page 120**"), or, if such rate does not appear on Telerate Page 120 or is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate with respect to such Federal Funds Rate Interest Determination Date for U.S. dollar federal funds as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Federal Funds (Effective)". If such rate does not appear on Telerate Page 120 or is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Federal Funds Rate with respect to such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight U.S. dollar federal funds arranged by three leading brokers of U.S. dollar federal funds transactions in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent prior to 9:00 A.M., New York City time, on the Business Day following such Federal Funds Rate Interest Determination Date; provided, however, that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date.

LIBOR

Unless otherwise specified in the applicable Final Terms, "**LIBOR**" means the rate determined in accordance with the following provisions:

(i) With respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to LIBOR (a "**LIBOR Interest Determination Date**"), LIBOR will be either: (a) if "LIBOR Telerate" is specified in the applicable Final Terms or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Final Terms as the method for calculating LIBOR, the rate for deposits in the Designated LIBOR Currency having the Index Maturity specified in such Final Terms, commencing on such Interest Reset Date, that appears on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date; or (b) if "LIBOR Reuters" is specified in the applicable Final Terms, the arithmetic mean of the offered rates (unless the Designated LIBOR Page by its terms provides only for a single rate, in which case such single rate shall be used) for deposits in the Designated LIBOR Currency having the Index Maturity specified in such Final Terms, commencing on the applicable Interest Reset Date that appear (or, if only a single rate is required as aforesaid, appears) on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date. If fewer than two such offered rates so appear, or if no such rate so appears, as applicable, LIBOR on such LIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii) With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks (which may include affiliates of the Dealers) in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in the Designated LIBOR Currency for the period of the Index Maturity specified in the applicable Final Terms, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such

time. If at least two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center, on such LIBOR Interest Determination Date by three major banks (which may include affiliates of the Dealers) in such Principal Financial Center selected by the Calculation Agent for loans in the Designated LIBOR Currency to leading European banks, having the Index Maturity specified in the applicable Final Terms and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date.

"**Designated LIBOR Currency**" means the currency specified in the applicable Final Terms as to which LIBOR shall be calculated or, if no such currency is specified in the applicable Final Terms, U.S. dollars.

"**Designated LIBOR Page**" means (a) if "LIBOR Reuters" is specified in the applicable Final Terms, the display on the Reuter Monitor Money Rates Service (or any successor service) on the page specified in such Final Terms (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for the Designated LIBOR Currency, or (b) if "LIBOR Telerate" is specified in the applicable Final Terms or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Final Terms as the method for calculating LIBOR, the display on Moneyline Telerate (or any successor service) on the page specified in such Final Terms (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for the Designated LIBOR Currency.

Prime Rate

Unless otherwise specified in the applicable Final Terms, "**Prime Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Prime Rate (a "**Prime Rate Interest Determination Date**"), the rate on such date as such rate is published in H.15(519) under the caption "Bank Prime Loan" or, if not published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Prime Rate Interest Determination Date as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Bank Prime Loan". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Prime Rate shall be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen US PRIME 1 Page (as defined below) as such bank's prime rate or base lending rate as of 11:00 A.M., New York City time, on such Prime Rate Interest Determination Date. If fewer than four such rates so appear on the Reuters Screen US PRIME 1 Page for such Prime Rate Interest Determination Date, then the Prime Rate shall be the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by three major banks (which may include affiliates of the Dealers) in New York City selected by the Calculation Agent; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Prime Rate determined as of such Prime Rate Interest Determination Date will be the Prime Rate in effect on such Prime Rate Interest Determination Date.

"**Reuters Screen US PRIME 1 Page**" means the display on the Reuter Monitor Money Rates Service (or any successor service) on the "US PRIME 1" page (or such other page as may replace the US PRIME 1 page on such service) for the purpose of displaying prime rates or base lending rates of major U.S. banks.

Treasury Rate

Unless otherwise specified in the applicable Final Terms, "**Treasury Rate**" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined by reference to the Treasury Rate (a "**Treasury Rate Interest Determination Date**"), the rate from the auction held on such Treasury Rate Interest Determination Date (the "**Auction**") of

direct obligations of the United States ("**Treasury Bills**") having the Index Maturity specified in the applicable Final Terms under the caption "INVESTMENT RATE" on the display on Moneyline Telerate (or any successor service) on page 56 (or any other page as may replace such page on such service) ("**Telerate Page 56**") or page 57 (or any other page as may replace such page on such service) ("**Telerate Page 57**") or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield (as defined below) of the rate for such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "U.S. Government Securities/Treasury Bills/Auction High" or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield of the auction rate of such Treasury Bills as announced by the U.S. Department of the Treasury. In the event that the auction rate of Treasury Bills having the Index Maturity specified in the applicable Final Terms is not so announced by the U.S. Department of the Treasury, or if no such Auction is held, then the Treasury Rate will be the Bond Equivalent Yield of the rate on such Treasury Rate Interest Determination Date of Treasury Bills having the Index Maturity specified in the applicable Final Terms as published in H.15(519) under the caption "U.S. Government Securities/ Treasury Bills/Secondary Market" or, if not yet published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Treasury Rate Interest Determination Date of such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "U.S. Government Securities/Treasury Bills/ Secondary Market". If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source, then the Treasury Rate will be calculated by the Calculation Agent and will be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such Treasury Rate Interest Determination Date, of three primary U.S. government securities dealers (which may include the Dealers or their affiliates) selected by the Calculation Agent, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable Final Terms; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date.

"**Bond Equivalent Yield**" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{Bond Equivalent Yield} = \frac{-D \times N}{360 - (D\ 6\ M)} \times 100$$

where "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the applicable Interest Reset Period.

Other/Additional Provisions; Addendum

Any provisions with respect to the Notes, including the specification and determination of one or more Interest Rate Bases, the calculation of the interest rate applicable to a Floating Rate Note, the Interest Payment Dates, the Stated Maturity, any redemption or repayment provisions or any other term relating thereto, may be modified and/or supplemented as specified under "Other/Additional Provisions; Addendum" in the applicable Final Terms; provided that the provisions relating to maturity, redemption, repayment, events of default and subordination of the Subordinated Notes shall not be so capable of modification under "Other/Additional Provisions: Addendum" in the applicable Final Terms, unless the prior written consent of the FSA has been obtained or is for the purpose of correcting a manifest error.

Discount Notes

Northern Rock may from time to time offer Notes ("**Discount Notes**") that have an Issue Price (as specified in the applicable Final Terms) that is less than 100% of the principal amount thereof (*i.e.*, par) by more than a percentage equal to the product of 0.25% and the number of full years to the Stated Maturity. Discount Notes may not bear any interest currently or may bear interest at a rate that is below market rates at the time of issuance. The difference between the Issue Price of a Discount Note and par is referred to herein as the "**Discount**". In the event of redemption, repayment or acceleration of maturity of a Discount Note, the amount payable to the Holder of such Discount

Note will be equal to the sum of (i) the Issue Price (increased by any accruals of Discount) and, in the event of any redemption of such Discount Note (if applicable), multiplied by the Initial Redemption Percentage (as adjusted by the Annual Redemption Percentage Reduction, if applicable) and (ii) any unpaid interest accrued thereon to the date of such redemption, repayment or acceleration of maturity, as the case may be.

Unless otherwise specified in the applicable Final Terms, for purposes of determining the amount of Discount that has accrued as of any date on which a redemption, repayment or acceleration of Maturity occurs for a Discount Note, such Discount will be accrued using a constant yield method. The constant yield will be calculated using a 30-day month, 360-day year convention, a compounding period that, except for the Initial Period (as defined below), corresponds to the shortest period between Interest Payment Dates for the applicable Discount Note (with ratable accruals within a compounding period), a coupon rate equal to the initial coupon rate applicable to such Discount Note and an assumption that the Maturity of such Discount Note will not be accelerated. If the period from the Original Issue Date to the initial Interest Payment Date for a Discount Note (the "**Initial Period**") is shorter than the compounding period for such Discount Note, a proportionate amount of the yield for an entire compounding period will be accrued. If the Initial Period is longer than the compounding period, then such period will be divided into a regular compounding period and a short period with the short period being treated as provided in the preceding sentence. The accrual of the applicable Discount may differ from the accrual of issue discount for purposes of the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"). Certain Discount Notes may not be treated as having original issue discount within the meaning of the Code, and Notes other than Discount Notes may be treated as issued with original issue discount for federal income tax purposes. See "U.S. Taxation-Certain United States Federal Income Tax Considerations".

Indexed Notes

Northern Rock may from time to time offer Notes ("**Indexed Notes**") with the amount of principal, premium and/or interest payable in respect thereof to be determined with reference to the price or prices of specified commodities or stocks, to the exchange rate of one or more designated currencies relative to an indexed currency or to other items, in each case as specified in the applicable Final Terms. In certain cases, a Holder of an Indexed Note may receive a principal payment on Maturity that is greater than or less than the principal amount of such Indexed Note depending upon the relative value on Maturity of the specified indexed item. Information as to the method for determining the amount of principal, premium, if any, and/or interest, if any, payable in respect of Indexed Notes, certain historical information with respect to the specified indexed item and any material tax considerations associated with an investment in Indexed Notes will be specified in the applicable Final Terms. See also "Risk Factors".

Unless otherwise stated in the applicable Final Terms, in the event that the principal, premium and/or interest, if any, or any other amount payable in respect of any Note is to be determined by means of quotations obtained from major banks or other relevant sources, such quotations will be requested on the basis of a representative amount of a normal single transaction in the relevant market and at the relevant time for such quotation.

Additional Notes

Northern Rock may issue additional Notes of a Series having identical terms to that of a prior tranche of Notes of the same Series but for the Original Issue Date and the public offering price ("**Additional Notes**"). The Final Terms relating to any Additional Notes will set forth matters related to such issuance, including identifying the prior tranche of Notes, their Original Issue Date and the aggregate principal amount of Notes then-comprising such Series.

Amortizing Notes

Northern Rock may from time to time offer Notes with the amount of principal thereof and interest thereon payable in installments over the term of such Notes ("**Amortizing Notes**"). Unless otherwise specified in the applicable Final Terms, interest on each Amortizing Note will be computed on the basis of a 360-day year of twelve 30-day months. Payments with respect to Amortizing Notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. Further information concerning additional terms and provisions of

Amortizing Notes will be specified in the applicable Final Terms, including a table, formula or formulae setting forth repayment information for such Amortizing Notes.

Payment of Additional Amounts

Northern Rock will, subject to certain limitations and exceptions (set forth below) pay to the Holder of any Note such additional amounts as may be necessary in order that every net payment of the principal of (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) and interest and Arrears of Interest, if any, on such Note, after deduction or other withholding for or on account of any present or future tax, assessment, duty or other governmental charge of any nature whatsoever imposed, levied or collected by or on behalf of the United Kingdom, or any political subdivision thereof or authority therein having power to tax, will not be less than the amount provided for in such Note as then due and payable. No such additional amount shall, however, be payable on any Note on account of any tax, assessment, duty or other governmental charge which is payable:

(a) otherwise than by deduction or withholding from any payments of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest, if any, on such Note;

(b) by reason of such Holder having, or having had, some personal or business connection with the United Kingdom and not merely by reason of the fact that payments are, or for the purposes of taxation are deemed to be, from sources in, or secured in, the United Kingdom;

(c) by reason of a change in law or official practice of any relevant taxing authority that becomes effective more than 30 days after the Relevant Date (as defined below) for payment of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest, if any, in respect of such Note;

(d) by reason of any estate, excise, inheritance, gift, sales, transfer, wealth, personal property tax or any similar assessment or governmental charge;

(e) as a result of the failure of a Holder to satisfy any statutory requirements or make a declaration of non-residence or other similar claim for exemption to the relevant tax authority;

(f) by reason of such tax assessment, duty or other governmental charge required to be withheld by any Trustee or Paying Agent from any payment of principal or interest with respect to any Note, if such payment can be made without such withholding by any other Trustee or Paying Agent with respect to the Notes in a member state of the European Union;

(g) by reason of such tax, assessment, duty or other governmental charge being required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law (whether of a member state of the European Union or a non-Member state) implementing or complying with, or introduced in order to conform to, such directive; or

(h) owing to a combination of clauses (a) through (g) above.

"**Relevant Date**" means the date on which the payment of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest or Arrears of Interest, if any, on a Note first becomes due and payable but, if the full amount of the monies payable on such date has not been received by the relevant Paying Agent or as it shall have directed on or prior to such date, the "Relevant Date" means the date on which such monies shall have been so received.

No additional amounts will be paid as provided above with respect to any payment of principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) or interest and Arrears of Interest, if any, on such Note to any Holder

who is a fiduciary or partnership or other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the Holder of any such Note.

Redemption and Repurchase

General

The Final Terms relating to a Series of Notes will indicate either that such Notes cannot be redeemed prior to Maturity, other than for tax reasons (as set forth below), or the terms on which the Notes will be redeemable prior to Maturity at the option of Northern Rock or at the option of the Holder or at the option of either. Notice of redemption shall be provided as set forth below under "– Notices".

Perpetual Subordinated Notes

The Perpetual Subordinated Notes will be undated and, accordingly, will have no Stated Maturity and may not be repaid except in accordance with the provisions set forth below under "– Redemption for Tax Reasons", "– Repurchase" and "Events of Default – Subordinated Notes" or in any applicable Final Terms.

Redemption for Tax Reasons

The Notes of any Series may be redeemed, subject to any other terms set forth in the applicable Final Terms, as a whole but not in part, at the option of Northern Rock, upon not more than 60 days', nor less than 30 days', prior notice given as provided below under "– Notices", at a redemption price equal to 100% of the principal amount (or at the then current Amortized Face Amount, if the Note is a Discount Note or, if such Note is an Indexed Note or Amortizing Note, at the Redemption Price (as defined below) specified in the applicable Final Terms) (and premium, if any, thereon) together with interest and Arrears of Interest accrued, if any, to the date fixed for redemption, if on the next succeeding Interest Payment Date Northern Rock will become obligated to pay additional amounts (as provided in the applicable Indenture for the Notes of such Series) and such obligation cannot be avoided by the use of reasonable measures available to Northern Rock; provided, that (a) Senior Notes of any such Series may not be so redeemed if such obligation of Northern Rock to pay such additional amounts as aforesaid arises by reason of Northern Rock no longer being a bank authorized under the Financial Services and Markets Act 2000 or interest paid on the Notes of any such Series not being paid in the ordinary course of its business, in each case as a consequence of any action taken by Northern Rock, and (b)(i) Subordinated Notes may be so redeemed only with the prior written consent of the FSA, and (ii) may not be so redeemed if such obligation of Northern Rock to pay such additional amounts as aforesaid arises by reason of the Subordinated Notes not being listed on a "recognized stock exchange" within the meaning of Section 841 of the Tax Act or as a result of payments on the Subordinated Notes being made by or through a paying agent not outside the United Kingdom.

In the event that Northern Rock elects to redeem the Notes of any Series pursuant to the provisions set forth in the preceding paragraph, Northern Rock will deliver to the applicable Trustee (i) a certificate, signed by two authorized officers of Northern Rock, evidencing compliance with such provisions and stating that Northern Rock is entitled to redeem the Notes of any such Series pursuant to the terms of such Notes and the applicable Indenture and (ii) a written Opinion of Counsel to Northern Rock to the effect that the circumstances referred to above exist.

Redemption at the Option of Northern Rock

The Notes will be redeemable at the option of Northern Rock (subject, in the case of Subordinated Notes, to the prior written consent of the FSA having been obtained) prior to the Stated Maturity if, and, only if an Initial Redemption Date ("**Initial Redemption Date**") is specified in the applicable Final Terms. If so specified, and subject to any other terms set forth in the applicable Final Terms, the Notes will be subject to redemption at the option of Northern Rock on any date on and after the applicable Initial Redemption Date in whole or from time to time in part in increments of US$100,000 or the minimum denomination specified in such Final Terms (provided that any remaining principal amount thereof shall be at least US$100,000 or such minimum denomination), at the applicable Redemption Price on notice given not more than 60 days, if the Notes are being

redeemed in whole, or 45 days, if the Notes are being redeemed in part, nor less than 30 days prior to the date of redemption and in accordance with the provisions of the respective Indenture. "**Redemption Price**" with respect to a Note, means, unless otherwise specified in the applicable Final Terms, an amount equal to the sum of (i) the Initial Redemption Percentage specified in such Final Terms (as adjusted by the Annual Redemption Percentage Reduction, if applicable (as specified in such Final Terms)) multiplied by the unpaid principal amount or the portion to be redeemed plus (ii) accrued interest, if any, to the date of redemption. Unless otherwise specified in the applicable Final Terms, the Initial Redemption Percentage, if any, applicable to a Note shall decline at each anniversary of the Initial Redemption Date by an amount equal to the applicable Annual Redemption Percentage Reduction, if any, until the Redemption Price is equal to 100% of the unpaid principal amount thereof or the portion thereof to be redeemed. Unless otherwise specified in the applicable Final Terms, the Notes will not be subject to any sinking fund.

Repayment at the Option of the Holders of Senior Notes

If so specified in the applicable Final Terms, the Senior Notes will be repayable by Northern Rock in whole or in part at the option of the Holders thereof on their respective optional repayment dates ("**Optional Repayment Dates**") specified in such Final Terms. For the avoidance of doubt, the Subordinated Notes will not be so repayable. If no Optional Repayment Date is specified with respect to a Note, such Note will not be repayable at the option of the Holder thereof prior to the Stated Maturity. Any repayment in part will be in increments of US$100,000 or the minimum denomination specified in the applicable Final Terms (provided that any remaining principal amount thereof shall be at least US$100,000 or such minimum denomination). Unless otherwise specified in the applicable Final Terms, the repayment price for any Note to be repaid means an amount equal to the sum of the unpaid principal amount thereof or the portion thereof plus accrued interest or Arrears of Interest to the date of repayment. Except as otherwise specified in the applicable Final Terms, exercise of the repayment option is irrevocable.

Selection of Notes for Partial Redemption

In the case of any partial redemption of Notes, and subject to any other terms specified in the applicable Final Terms, the Notes to be redeemed shall be selected either by the applicable Trustee individually by lot not more than 60 days prior to the Redemption Date from the outstanding Notes not previously called for redemption or in such other manner as may be agreed by Northern Rock and the Holders.

Repurchase

Northern Rock may (subject, in the case of Subordinated Notes, to the prior written consent of the FSA having been obtained) at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased may be held or resold or, at the discretion of Northern Rock, surrendered to the applicable Trustee for cancellation. If any applicable Final Terms provides for mandatory sinking fund payments with respect to such Notes, the Indentures provide that in lieu of making all or any part of any mandatory sinking fund payment in cash, Northern Rock may deliver to the applicable Trustee Notes previously purchased or otherwise acquired by Northern Rock (to the extent not previously credited).

Negative Pledge

So long as any of the Senior Notes remain outstanding, Northern Rock will neither create nor have Outstanding any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its assets, present or future (including any uncalled capital), to secure any Loan Stock (as defined below) of Northern Rock or any obligation of Northern Rock under any guarantee of or indemnity in respect of any Loan Stock of any subsidiary of Northern Rock without at the same time or prior thereto securing the Senior Notes equally and ratably therewith or providing such other security for the Senior Notes not materially less beneficial to the Holders of the Senior Notes or as shall be approved by a majority of the Holders of the Outstanding Senior Notes.

As used herein, "**Loan Stock**" means indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange, over-the-

counter or other established securities market but excluding any such indebtedness which has a Stated Maturity not exceeding one year.

Events of Default – Senior Notes

The following shall constitute "Events of Default" with respect to the Senior Notes:

(i) a failure to pay, or to duly provide for the payment of, any principal (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) of any Senior Note of the Series of Senior Notes of which such Senior Note is a part when due (whether at Maturity, upon redemption or otherwise);

(ii) a failure to pay, or to duly provide for the payment of, any interest for a period of 30 days or more, in respect of any Senior Note of the Series of Senior Notes of which such Senior Note is a part when due;

(iii) a failure to make any payment in respect of indebtedness for Borrowed Money (as defined in the Senior Indenture) (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) of Northern Rock or any Material Subsidiary on its due date (or by the expiry of any applicable grace period as originally provided) or such indebtedness becoming due and payable prior to the Stated Maturity by reason of default or the failure to honor any guarantee or indemnity of any payment in respect of indebtedness for moneys borrowed of any third party given by Northern Rock or any Material Subsidiary when due and called upon (except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount);

(iv) a default by Northern Rock in the performance or observance of any obligation, condition or provision binding on it under the Senior Notes or the Senior Indenture (other than any obligation included in the Senior Indenture solely for the benefit of Senior Notes other than the Senior Notes of any such particular Series) and, except where such default is or the effects of such default are, in the opinion of the Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Senior Trustee may permit) after written notice thereof has been given by the Senior Trustee to Northern Rock requiring the same to be remedied;

(v) an order is made or an effective resolution is passed for the winding-up of Northern Rock or any Material Subsidiary (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Senior Trustee or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Notes or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to Northern Rock or any other subsidiary of Northern Rock);

(vi) Northern Rock or any Material Subsidiary stops or threatens to stop payment to its creditors generally or Northern Rock or any Material Subsidiary ceases or threatens to cease to carry on its business or substantially the whole of its business (except for the purpose of or in connection with a reconstruction or amalgamation the terms of which have previously been approved in writing by the Senior Trustee or by the Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Notes or a voluntary solvent winding-up or a transfer of all or a material part of the business, undertaking and assets of such Material Subsidiary to Northern Rock or any other subsidiary of Northern Rock);

(vii) an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed of the whole or any material part of the undertaking, property and assets of Northern Rock or any Material Subsidiary or a distress or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of Northern Rock or any Material Subsidiary and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Senior Trustee may permit);

(viii) Northern Rock or any Material Subsidiary is unable to pay its debts generally; or

(ix) any other event of default provided with respect to Senior Notes of that Series.

"**Adjusted Tangible Net Worth**" means the aggregate of (1) the nominal amount of the share capital of Northern Rock for the time being issued and paid up or credited as paid up, (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of Northern Rock and its subsidiaries and (3) any amount attributable to minority interests in subsidiaries, all as shown in the latest audited consolidated balance sheet of Northern Rock and its subsidiaries prepared in accordance with U.K. GAAP less (4) any amounts, determined in accordance with U.K. GAAP, representing distribution of cash or tangible assets declared, recommended or made by Northern Rock or any of its subsidiaries (other than any distribution attributable to Northern Rock or another subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of Northern Rock and its subsidiaries and less (5) any amounts shown in such latest audited consolidated balance sheet attributable to intangible assets and of any debit on the profit and loss account.

"**Material Subsidiary**" means any subsidiary of Northern Rock whose total assets (attributable to Northern Rock) represent 10% or more of the consolidated total assets (attributable to Northern Rock) of Northern Rock and its subsidiaries.

"**Specified Amount**" means the greater of (a) £15,000,000 or its equivalent in any other currency or currencies and (b) such amount in pounds sterling as is equal to 1% of the Adjusted Tangible Net Worth.

In case an Event of Default with respect to any Series of Senior Notes shall have occurred and be continuing, the Senior Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Senior Notes of that Series may declare the principal of (including premium, if any on) or (in the case of Discount Notes) such lesser amount as may be provided for with respect to such Notes, all the Senior Notes of that Series to be due and payable immediately, by a notice in writing to Northern Rock (and to the Senior Trustee if given by Holders), and upon any such declaration of acceleration such principal or such lesser amount, as the case may be, including premium, if any, thereon, together with any accrued interest and all other amounts owing under such Senior Notes and under the Senior Indenture (with respect to such Series of Senior Notes), shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which have been expressly waived by Northern Rock. Upon such an acceleration, any premium and interest on the Outstanding Senior Notes shall also become due and payable. At any time after such a declaration of acceleration but before a judgment or decree for payment of the money due has been obtained by the Senior Trustee or the Holders of such Outstanding Senior Notes, the Holders of a majority in aggregate principal amount of such Outstanding Senior Notes may rescind and annul such acceleration and its consequences, provided all required payments (other than as a result of such acceleration) have been made and all Events of Default with respect to such Senior Notes shall have been cured or waived.

The Holders of a majority in aggregate principal amount of the Outstanding Senior Notes of a Series may waive, on behalf of the Holders of all such Senior Notes of that Series, any past default of that series with respect to the Senior Notes of that Series and its consequences, except a default in the payment of the principal of (or premium, if any, on) or interest, if any, on any such Senior Note of that Series or a default in respect of a covenant or provision of the Senior Indenture that cannot be modified or amended without the consent of the Holders of each such Senior Note of that Series affected thereby. See "– Waivers" below.

Northern Rock has also covenanted that if (i) there is a failure to pay, or to duly provide for the payment of, any interest for a period of 30 days upon any Senior Note of a Series when such interest becomes due and payable or (ii) there is a failure to pay, or to duly provide for the payment of, the principal of (or premium, if any, on) any Senior Note of a Series at its Maturity, Northern Rock will, upon demand of the Senior Trustee for the Senior Notes of such Series, pay to it, for the benefit of the Holders of such Senior Notes, the whole amount then due and payable on such Senior Notes for principal (and premium, if any) and interest, if any, with interest upon the overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installments of interest at a rate per annum equal to the rate borne by such Senior Notes (or, in the case of Discount Notes, the Notes' Yield to Maturity); and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Senior Trustee, its agents and counsel.

If Northern Rock fails to pay such amounts forthwith upon such demand, the Senior Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, and may prosecute such proceedings to judgment or final decree, and may enforce the same against Northern Rock or any other obligor upon the Senior Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of Northern Rock, or any other obligor upon the Senior Notes, wherever situated.

Holders of Senior Notes of any Series may not enforce the Senior Indenture or Senior Notes, except as described in the preceding paragraphs; provided that each Holder of Senior Notes will have the right to institute suit for the enforcement of payment of the principal of (and premium, if any, on) and interest, if any, on such Senior Notes on the respective Stated Maturities thereof. The Senior Trustee may require indemnity satisfactory to it before it enforces the Senior Indenture or Senior Note. Subject to certain limitations, Holders of a majority in aggregate principal amount of the Outstanding Senior Notes of any Series may direct the Senior Trustee in its exercise of any trust or power. Northern Rock will furnish the Senior Trustee with an annual certificate of certain of its officers certifying, to the best of their knowledge, whether Northern Rock, is, or has been, in default and specifying the nature and status of any such default. The Senior Trustee may withhold from Holders of Senior Notes of any Series notice of any continuing default (except a default in payment) if it determines in good faith that the withholding of such notice is in the interest of such Holders.

Events of Default – Subordinated Notes

Events of Default relating to Dated Subordinated Notes

The following shall constitute "**Events of Default**" with respect to the Dated Subordinated Notes:

(i) a failure to pay, or to duly provide for the payment of, any principal for a period of seven days or more (including premium or final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) of any Dated Subordinated Note of the Series of Dated Subordinated Notes of which such Dated Subordinated Note is a part when due (whether at maturity, upon redemption or otherwise);

(ii) a failure to pay, or to duly provide for the payment of, any interest for a period of 14 days or more, in respect of any Dated Subordinated Note of the Series of Dated Subordinated Notes of which such Dated Subordinated Note is a part when due; or

(iii) commencement of the winding-up of Northern Rock (other than a winding-up which has been approved in writing by the Holders of not less than a majority in aggregate principal amount of the Dated Subordinated Notes).

In case an Event of Default with respect to the Dated Subordinated Notes shall have occurred and be continuing, the Subordinated Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Dated Subordinated Notes may declare the principal of all such Outstanding Dated Subordinated Notes (including premium, if any, on), or (in the case of Discount Notes) such lesser amount as may be provided for with respect to such Notes, all the Dated Subordinated Notes of that Series to be due and payable immediately, by a notice in writing to Northern Rock (and to the Subordinated Trustee if given by Holders), and upon any such declaration of acceleration such principal or such lesser amount, as the case may be, including premium, if any, thereon together with any accrued interest, and all other amounts owing thereunder, shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which have been expressly waived by Northern Rock. If the Dated Subordinated Notes become immediately due and repayable, a majority of the Holders of the Outstanding Dated Subordinated Notes may institute proceedings, but may take no other action in respect of such default, for the winding-up of Northern Rock and to prove a claim in such winding up to enforce the obligations of Northern Rock in respect of the Dated Subordinated Notes; provided that no payment of interest, repayment of principal or other claim in respect to the Dated Subordinated Notes may be made otherwise than during or after a winding-up or dissolution of Northern Rock, except with prior written consent of the FSA. For the purposes of the foregoing, a payment shall be deemed to be due even if Northern Rock is not solvent.

Events of Default relating to Perpetual Subordinated Notes

In the case of Perpetual Subordinated Notes, if Northern Rock shall fail to pay or duly provide for the payment of principal or interest for a period of 14 days or more (including premium, if any, and in the case of Discount Notes, the Amortized Face Amount or other amount payable in respect thereof) of any Perpetual Subordinated Note when due, the majority of Holders of the Outstanding Perpetual Subordinated Notes may institute proceedings, but may take no other action in respect of such default, for the winding up of Northern Rock and to prove a claim in such winding up to enforce the obligations of Northern Rock in respect of the Perpetual Subordinated Notes. For the avoidance of doubt, no payment shall be deemed due if Northern Rock does not make or has not made such payment because of its insolvency or because such payment will cause it to become insolvent and no payment of interest shall be due if Northern Rock has exercised its right to defer such payment (as set out in the Subordinated Indenture and described herein under "*Status and Subordination of Subordinated Notes*").

Events of Default relating to Subordinated Notes-General

No Holder of Outstanding Subordinated Notes shall be entitled to institute proceedings for the winding-up of Northern Rock, or to prove a claim in any winding-up of Northern Rock, unless a majority of the Holders of Outstanding Subordinated Notes have determined to so proceed, in which event any such Holder of Outstanding Subordinated Notes may, at its own expense and in its own name, institute proceedings for the winding-up of Northern Rock and/or prove a claim in any winding up of Northern Rock in respect of its Outstanding Subordinated Notes.

Judgments

Under current New York law, a state court in the State of New York rendering a judgment in respect of a Note denominated in other than U.S. dollars would be required to render such judgment in the Specified Currency, and such judgment would be converted into U.S. dollars at the Market Exchange Rate prevailing on the date of entry of such judgment. Accordingly, the Holder of such Note denominated in other than U.S. dollars would be subject to exchange rate fluctuations between the date of entry of a judgment in a currency other than U.S. dollars and the time the amount of such judgment is paid to such Holder in U.S. dollars and converted by such Holder into the Specified Currency. It is not certain, however, whether a non-New York state court would follow the same rules and procedures with respect to conversions of judgments in currency other than U.S. dollars.

Northern Rock will indemnify the Trustee and the Holder of any Note against any loss incurred by such Holder and/or the Trustee as a result of any judgment or order being given or made for any amount due under such Note and such judgment or order requiring payment in a currency (the "**Judgment Currency**") other than the Specified Currency, and as a result of any variation between (i) the rate of exchange at which the Specified Currency amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which the Holder of such Note, on the date of payment of such judgment or order, is able to purchase the Specified Currency with the amount of the Judgment Currency actually received by such Holder, as the case may be.

Consolidation, Merger and Sale or Lease of Assets

So long as any Note of a Series remains Outstanding, Northern Rock will not consolidate or amalgamate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless (i) the corporation formed by such consolidation or amalgamation or into which Northern Rock is merged or the Person which acquired by conveyance or transfer, or which leases, the properties and assets of Northern Rock substantially as an entirety shall be a corporation or other Person organized and validly existing under the laws of the United Kingdom which shall expressly assume, by an amendment to the applicable Indenture that is executed and delivered to the applicable Trustee and is in form reasonably satisfactory to the applicable Trustee, the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on all of the Notes of such a Series and the performance of every covenant of the applicable Indenture (other than a covenant included in the applicable Indenture solely for the benefit of Notes other than such Notes) and of such Notes to be performed, and such assumption shall provide that such corporation or Person shall pay to the Holder of any such Notes such additional amounts as may be necessary in order that every net payment of the principal of (and premium, if

any, on) and interest, if any, on such Notes will not be less than the amounts provided for in such Notes to be then due and payable and such obligations shall extend to any deduction or withholding for or on account of any present or future tax, assessment or governmental charge imposed upon such payment (it being understood that, except as aforesaid, no such corporation or Person shall be obligated to make any indemnification or payment in respect of any tax consequences to any Holder as a result of such assumption of rights and obligations if such corporation or Person would not be obligated to pay an additional amount pursuant to the applicable Indenture if such corporation or Person were Northern Rock); (ii) immediately after giving effect to such transaction, no Event of Default with respect to Senior Notes of such a Series or with respect to Subordinated Notes of such a Series, as the case may be, and no event which, after notice or lapse of time, or both, would become an Event of Default with respect to such Notes, shall have occurred and be continuing; and (iii) Northern Rock has delivered to the applicable Trustee a certificate signed by two duly authorized officers and an Opinion of Counsel each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and such amendment to the applicable Indenture evidencing the assumption by such corporation or Person comply with the applicable Indenture and that all conditions precedent provided for in the applicable Indenture relating to such transaction have been complied with.

Upon any such consolidation, amalgamation or merger, or any such conveyance, transfer or lease, the successor corporation or Person will succeed to, and be substituted for, and may exercise every right and power of Northern Rock, under the applicable Indenture with the same effect as if such successor corporation or Person has been named as the issuer thereunder, and thereafter, except in the case of a lease, the predecessor corporation shall be relieved of all obligations and covenants under the applicable Indenture and such Notes.

Satisfaction and Discharge

Except as may otherwise be set forth in the Final Terms relating to the Notes of a Series, the Indentures provide that Northern Rock will be discharged from its obligations under the Notes of a Series (with certain exceptions) at any time prior to the Stated Maturity, if any, or redemption of such Notes when (i) Northern Rock has irrevocably deposited or caused to be deposited with or to the order of the applicable Trustee, in trust, (a) sufficient funds in the currency, currencies, currency unit or units in which such Notes are payable (without consideration of any reinvestment thereof) to pay the principal of (and premium, if any, on) and interest and Arrears of Interest, if any, on such Notes to the Stated Maturity, if any (or Redemption Date), or (b) such amount of U.S. Government Obligations (as defined below) as will, together with the predetermined and certain income to accrue thereon (without consideration of any reinvestment thereof), be sufficient to pay when due the principal of (and premium, if any, on) and interest, if any, to the Stated Maturity, if any (or Redemption Date) on such Notes, or, (c) such amount equal to the amount referred to in clause (a) or (b) in any combination of currency or currency unit of U.S. Government Obligations; (ii) Northern Rock has paid all other sums payable with respect to such Notes; (iii) Northern Rock has delivered to the applicable Trustee an Opinion of Counsel to the effect that (a) Northern Rock has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (b) since the date of the applicable Indenture there has been a change in applicable United States federal income tax law, in either case to the effect that, and based upon which such Opinion of Counsel shall confirm that, the Holders of such Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same time as would have been the case if such discharge had not occurred; and (iv) certain other conditions are met. Upon such discharge, the Holders of the Notes of such a Series shall no longer be entitled to the benefits of the terms and conditions of the applicable Indenture and Notes, except for certain provisions including registration of transfer and exchange of such Notes and replacement of mutilated, destroyed, lost or stolen Notes of such a Series, and shall look for payment only to such deposited funds or obligations. In addition, under the requirements of the FSA at the date of this Offering Circular, any such discharge with respect to the Subordinated Notes of any Series would require the consent of the FSA.

"**U.S. Government Obligations**" means non-callable (i) direct obligations (or certificates representing an ownership interest in such obligations) of the United States for which its full faith and credit are pledged or (ii) obligations of a Person controlled or supervised by, and acting as an agency

or instrumentality of, the United States, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States.

Supplemental Indentures

The Indentures contain provisions permitting Northern Rock and the applicable Trustee (i) without the consent of the Holders of any Notes (including the Notes of such a Series) issued under the applicable Indenture, to execute supplemental indentures for certain enumerated purposes, such as to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any holder of such Notes, and (ii) with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each Series of Notes issued under the applicable Indenture (including the Notes of any such Series) and affected thereby, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of holders of any such Note under the applicable Indenture; provided, that no such supplemental indenture may, without the consent of the Holder of each such Outstanding Note (including such Notes) affected thereby (a) change the Stated Maturity, if any, of the principal of or interest on any such Note, or change the terms of any Perpetual Subordinated Note to include a Stated Maturity of the principal amount of any such Note, or reduce the principal amount of any such Note or the rate of interest thereon, if any, or any premium or principal payable upon redemption thereof, or change any obligation of Northern Rock to pay additional amounts thereon, or change any Place of Payment where, or change the currency in which, any such Note or the interest, if any, thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity, if any, thereof or the date any such payment is otherwise due and payable (or, in the case of redemption, on or after the redemption date); or (b) reduce the percentage in aggregate principal amount of such Outstanding Notes of any particular Series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the applicable Indenture or certain defaults thereunder and their consequences) provided for in the applicable Indenture; or (c) change any obligation of Northern Rock to maintain an office or agency in the places and for the purposes specified in the applicable Indenture; or (d) modify certain of the provisions of the applicable Indenture pertaining to the waiver by Holders of such Notes of past defaults, supplemental indentures with the consent of Holders of such Notes and the waiver by Holders of such Notes of certain covenants, except to increase any specified percentage in aggregate principal amount required for any actions by Holders of Notes or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each such Note affected thereby; or (e) in the case of the Subordinated Notes, change in any manner adverse to the interests of the Holders of such Outstanding Subordinated Notes the subordination provisions of such Subordinated Notes. The provisions of the Subordinated Indenture relating to maturity, redemption, repayment, events of default and subordination of the Subordinated Notes shall not be capable of modification by any Supplemental Indenture other than with the prior written consent of the FSA or for the purpose of correcting a manifest error.

Notes authenticated and delivered after the execution of any amendment to the Indentures or Notes may bear notation as to any matter provided by such amendment.

New Notes, so modified to conform, in the opinion of Northern Rock, to any modification contained in any such amendment may be prepared by Northern Rock, authenticated and delivered in exchange for the Notes then outstanding.

Waivers

The Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each Series of Notes issued under the applicable Indenture and affected thereby, may on behalf of the Holders of all such Notes waive compliance by Northern Rock with certain restrictive provisions of the applicable Indenture as pertain to the corporate existence of Northern Rock, the maintenance of certain agencies by Northern Rock or, solely with respect to Senior Notes, as pertain to the negative pledge covenant as described under "Negative Pledge" above.

The Holders of a majority in aggregate principal amount of the Outstanding Notes of a Series issued under the applicable Indenture may waive on behalf of the Holders of all such Notes of such

Series, any past default and its consequences under the applicable Indenture, except a default in the payment of the principal of (or premium, if any, on) or interest, if any, on any such Note of that Series or a default in respect of a covenant or a provision which under the applicable Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Note of such a Series.

Notices

Notices to Holders of Notes in registered form will be given by mail to the addresses of such Holders as they appear in the Note Register. For so long as the Notes are listed on the EuroMTF and the rules of the Luxembourg Stock Exchange so require, notices shall also be published in a leading newspaper of general circulation in Luxembourg (which is expected to be *d'Wort*); *provided that* for so long as the Notes are held in registered global form and if the rules of the Luxembourg Stock Exchange would so permit, notifications may be made either through DTC, Euroclear and Clearstream, Luxembourg or by mail to the address of such Holders as they appear in the Note Register with a copy of the Luxembourg Stock Exchange in place of publication in a newspaper as described above.

Title

Northern Rock, the Trustees and any agent of Northern Rock or the Trustees may treat the registered owner of any Note in registered form as the absolute owner thereof (whether or not such security shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

Governing Law

The Senior Indenture and the Senior Notes will be governed by and construed in accordance with the laws of the State of New York.

The Subordinated Indenture and the Subordinated Notes will be governed by and construed in accordance with the laws of the State of New York, except that the subordination provisions of the Subordinated Indenture and Subordinated Notes will be governed by and construed in accordance with the laws of England and Wales.

Consent to Service

Northern Rock has designated and appointed CT Corporation System at 111 Eighth Avenue, in the Borough of Manhattan, New York City, New York, 10011 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the applicable Notes or Indenture which may be instituted in any State or Federal court located in the Borough of Manhattan, City of New York, State of New York, and has submitted (for the purposes or any such suit or proceeding) to the jurisdiction of any such court in which any such suit or proceeding is so instituted. Northern Rock has agreed, to the fullest extent that it lawfully may do so, that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon it and may be enforced in the courts of England and Wales (or any other courts to the jurisdiction of which it is subject).

Notwithstanding the foregoing, any actions arising out of or relating to the applicable Notes or Indenture may be instituted by Northern Rock, the Trustees or the Holder of any Note in any competent court in England and Wales or such other competent jurisdiction, as the case may be.

Concerning the Senior Trustee

The Senior Indenture provides that, except during the continuance of an Event of Default, the Senior Trustee will have no obligations other than the performance of such duties as are specifically set forth in such Senior Indenture. If an Event of Default has occurred and is continuing, the Senior Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Senior Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Concerning the Subordinated Trustee

The Subordinated Indenture provides that, except during the continuance of an Event of Default, the Subordinated Trustee will have no obligations other than the performance of such duties as are specifically set forth in such Subordinated Indenture. If an Event of Default has occurred and is continuing, the Subordinated Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Subordinated Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Book-Entry System

DTC will act as securities depositary for the Global Notes representing Senior Notes and for Global Receipts representing Subordinated Notes. Unless otherwise specified, the Global Notes representing Senior Notes and the Global Receipts representing Subordinated Notes will be issued as fully-registered securities registered in the name of Cede (DTC's partnership nominee).

Northern Rock understands that DTC is a limited-purpose trust company organized under the laws of the State of New York, a "Banking Organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("**Participants**") deposit with DTC. DTC also facilitates the clearance and settlement among Participants of transactions in such securities through electronic book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("**Direct Participants**") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("**Indirect Participants**"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

Purchases of Global Notes or Global Receipts under DTC's system must be made by or through Direct Participants, which will receive a credit for the Global Notes or Global Receipts on DTC's records. The ownership interest of each actual purchaser of each Global Note or Global Receipt is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes or Global Receipts are to be accomplished by entries made on the books of Participants acting on behalf of the beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Global Notes or Global Receipts, except in the event that use of the book-entry system for one or more Global Notes or Global Receipts is discontinued.

To facilitate subsequent transfers, all Global Notes and Global Receipts deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede. The deposit of Global Notes and Global Receipts with DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes or Global Receipts; DTC's records reflect only the identity of the Direct Participants to whose accounts such Global Notes or Global Receipts are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede. If less than all of the Notes and Global Receipts within a Series are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede will consent or vote with respect to Notes. Under its usual procedures, DTC will mail an "Omnibus Proxy" to Northern Rock as soon as possible after the record date. The Omnibus Proxy assigns Cede's consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the Global Notes and Global Receipts will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as in the case of securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, or Northern Rock, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Northern Rock, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of Direct and Indirect Participants.

A beneficial owner shall give notice to elect to have its Global Notes or Global Receipts purchased or tendered, through its Participant, to the applicable Trustee for a Series of Notes, and shall effect delivery of such Global Notes or Global Receipts by causing the Direct Participant to transfer the Participant's interest in the Global Notes or Global Receipts, on DTC's records, to such Trustee. The requirement for physical delivery of Global Notes or Global Receipts in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the Global Notes or Global Receipts are transferred by a Direct Participant on DTC's records.

DTC may discontinue providing its services as securities depositary with respect to the Global Notes and Global Receipts at any time by giving reasonable notice to Northern Rock and the Dealers. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes will be printed and delivered in exchange for the Global Notes and Global Receipts.

Northern Rock may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, registered or book entry Certificated Notes will be printed and delivered in exchange for the Global Notes and Global Receipts represented by the Global Securities held by DTC.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Northern Rock believes to be reliable, but Northern Rock takes no responsibility for the accuracy thereof.

None of Northern Rock, any Trustee, any Paying Agent, any registrar for the Notes or any Dealer will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or Global Receipt or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DTC

DTC has advised us as follows:

- DTC is:
    - a limited-purpose trust company organized under the laws of the State of New York, which is a wholly-owned subsidiary of Depository Trust and Clearing Company, owned in turn by the principal users of DTC, consisting primarily of banks, broker-dealers and other financial institutions, including the initial purchasers of the notes,
    - a member of the Federal Reserve System,
    - a "clearing corporation" within the meaning of the Uniform Commercial Code, and

- a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.
- DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, including transfers and pledges, in deposited securities between its participants through electronic book-entry changes to the accounts of its participants. This eliminates the need for physical movement of certificates.
- Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.
- Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.
- The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg

Clearstream, Luxembourg has advised us as follows:

- Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (*Commission de Surveillance du Secteur Financier*). Clearstream, Luxembourg is owned by Deutsche Borse AG. The shareholders of Deutsche Borse AG are banks, securities dealers and financial institutions.
- Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its customers. This eliminates the need for physical movement of certificates.
- Clearstream, Luxembourg provides other services to its participants, including safekeeping, administration, clearance and settlement of internationally traded securities, lending and borrowing of securities and collateral management. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.
- Clearstream, Luxembourg's customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks.
- Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.
- Clearstream, Luxembourg is an indirect participant in DTC.
- Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.
- Distributions with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Euroclear

Euroclear has advised us as follows:

- Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (*Commission Bancaire et Financiere*) and the National Bank of Belgium (*Banque Nationale de Belgique*). The Euroclear system is owned by Euroclear Clearance System Public Limited Company (ECS plc) and operated through a license agreement by Euroclear.
- Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law. These terms and conditions and operating procedures govern transfer of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipt of payments with respect to securities in Euroclear. Euroclear

acts under these terms and conditions and operating procedures only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear accounts.

- Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates.
- Euroclear provides other services to its customers, including credit custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several other countries.
- Euroclear customers include banks, central banks, securities brokers and dealers, trust companies and clearing corporations and may include certain other professional financial intermediaries.
- Euroclear is an indirect participant in DTC.
- Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
- All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

FORM OF SENIOR NOTE FINAL TERMS

Final Terms dated
(To Offering Circular dated July 12, 2005)

NORTHERN ROCK PLC
Senior Medium-Term Notes Due

[*If this Note is a Fixed Rate Note, the following is deemed inserted:*]

Principal Amount:	Interest Rate: _____%
Dealer's Discount or Commission:	Original Issue Date:
Net Proceeds to Issuer:	Stated Maturity Date:

Interest commencement date:

Interest Payment Dates:

Redemption:

☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage: _____%

Annual Redemption Percentage Reduction _____% until Redemption Percentage is 100% of the principal amount.

Optional Repayment:

☐ The Notes cannot be repaid prior to their Stated Maturity.

☐ The Notes can be repaid prior to their Stated Maturity at the option of the Holders of the Notes.

Optional Repayment Dates:

Repayment Price: _____%

Currency:

Specified Currency:__________(If other than Dollars, see attached)

Minimum Denominations:______ (Applicable only if Specified Currency is other than Dollars)

Currency Determination Agent:

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated ☐ Lehman Brothers Inc.

☐ Citigroup Global Markets Inc. ☐ Morgan Stanley & Co. Incorporated

☐ Other ________

Dealer acting in the capacity as indicated below:

- ☐ Agent
- ☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ___% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering prices of ___% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Registered Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the EuroMTF (a market regulated by Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the EuroMTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$10,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:_________________________________

Duly authorized]

[If this Note is a Floating Rate Note, the following is deemed inserted:]

Principal Amount:

Dealer's Discount or Commission:

Net Proceeds to Issuer:

Initial Interest Rate:

Original Issue Date:

Stated Maturity Date:

Calculation Agent:

Currency Determination Agent:

Interest Calculation:

☐ Regular Floating Rate Note
☐ Inverse Floating Rate Note
  Fixed Interest Rate: ____%
☐ Other Floating Rate Note (see attached)

☐ Floating Rate/Fixed Rate Note
  Fixed Rate Commencement Date:
  Fixed Interest Rate: ____%

Interest Rate Basis or Bases:

☐ CD Rate
☐ Commercial Paper Rate
☐ EURIBOR
☐ LIBOR
☐ Treasury Rate

☐ CMT Rate
☐ Eleventh District Cost of Funds Rate
☐ Federal Fund Rate
☐ Prime Rate
☐ Other (see attached)

If CMT Rate:

Designated CMT Maturity Index:

Designated CMT Telerate Page:

If Telerate Page 7052:

☐ Weekly average

☐ Monthly average

If EURIBOR:

Designated EURIBOR Page:

☐ EURIBOR Reuters Page:

☐ EURIBOR Telerate Page:

If LIBOR:

Designated LIBOR Page:

☐ LIBOR Reuters Page:

☐ LIBOR Telerate Page:

Designated LIBOR Currency:

Initial Interest Reset Date:

Interest Reset Dates:

Interest Payment Dates:

Index Maturity:

Spread (+/–):

Spread Multiplier:

Maximum Interest Rate: ___%

Minimum Interest Rate: ____%

Interest Reset Period:

☐ Daily

☐ Weekly

☐ Monthly

☐ Quarterly

☐ Semi-Annually resetting in the following months:

☐ Annually resetting in the following month:

Day Count Convention:

☐ Actual/360 for the period from to

☐ Actual/Actual for the period from to

☐ 30/360 for the period from to

Redemption:

☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage: ____%

Annual Redemption Percentage Reduction: ____% until Redemption Percentage is 100% of the principal amount.

Repayment:

☐ The Notes cannot be repaid prior to their Stated Maturity.

☐ The Notes can be repaid prior to their Stated Maturity at the option of the Holders of the Notes.

Optional Repayment Date(s):

Repayment Price: ____%

Currency:

Specified Currency: __________ (If other than Dollars, see attached)

Minimum Denominations: _______ (Applicable only if Specified Currency is other than Dollars)

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated ☐ Lehman Brothers Inc.

☐ Citigroup Global Markets Inc. ☐ Morgan Stanley & Co. Incorporated

☐ Other ________________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the EuroMTF (a market regulated by the Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the EuroMTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$10,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:______________________________

Duly authorized]

FORM OF DATED SUBORDINATED NOTE FINAL TERMS

Final Terms dated
(To Offering Circular dated July 12, 2005)

NORTHERN ROCK PLC
Dated Subordinated Medium-Term Notes Due

[*If this Note is a Fixed Rate Note, the following is deemed inserted:*]

Principal Amount:	Interest Rate: ____%
Dealer's Discount or Commission:	Original Issue Date:
Net Proceeds to Issuer:	Stated Maturity Date:

Interest commencement date:

Interest Payment Dates:

Redemption:

☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).

☐ The Notes may be redeemed prior to their Stated Maturity.

Initial Redemption Date:

Initial Redemption Percentage: _____%

Annual Redemption Percentage Reduction ____% until Redemption Percentage is 100% of the principal amount.

Optional Repayment:

☐ The Notes cannot be repaid prior to their Stated Maturity.

Currency:

Specified Currency:__________(If other than Dollars, see attached)

Minimum Denominations:______ (Applicable only if Specified Currency is other than Dollars)

Currency Determination Agent:

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated ☐ Lehman Brothers Inc.

☐ Citigroup Global Markets Inc. ☐ Morgan Stanley & Co. Incorporated

☐ Other ________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Note information:

CUSIP number:

ISIN number:

Common Code number:

Registered Owner:

Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the EuroMTF (a market regulated by the Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the EuroMTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$10,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:________________________________

Duly authorized]

[If this Note is a Floating Rate Note, the following is deemed inserted:]

Principal Amount:
Dealer's Discount or Commission:
Net Proceeds to Issuer:

Initial Interest Rate:
Original Issue Date:
Stated Maturity Date:

Calculation Agent:

Currency Determination Agent:

Interest Calculation:

☐ Regular Floating Rate Note

☐ Inverse Floating Rate Note
Fixed Interest Rate: ____%

☐ Other Floating Rate Note (see attached)

☐ Floating Rate/Fixed Rate Note
Fixed Rate Commencement Date:
Fixed Interest Rate: ____%

Interest Rate Basis or Bases:

☐ CD Rate
☐ Commercial Paper Rate
☐ EURIBOR
☐ LIBOR
☐ Treasury Rate
☐ CMT Rate
☐ Eleventh District Cost of Funds Rate
☐ Federal Funds Rate
☐ Prime Rate
☐ Other (see attached)

If CMT Rate:

Designated CMT Maturity Index:

Designated CMT Telerate Page:

If Telerate Page 7052:

☐ Weekly average

☐ Monthly average

If EURIBOR:

Designated EURIBOR Page:

☐ EURIBOR Reuters Page:

☐ EURIBOR Telerate Page:

If LIBOR:

Designated LIBOR Page:

☐ LIBOR Reuters Page:

☐ LIBOR Telerate Page:

Designated LIBOR Currency:

Initial Interest Reset Date:

Interest Reset Dates:

Interest Payment Dates:

Index Maturity:

Spread (+/-):

Spread Multiplier:

Maximum Interest Rate ____%

Minimum Interest Rate ____%

Interest Reset Period:

- ☐ Daily
- ☐ Weekly
- ☐ Monthly
- ☐ Quarterly
- ☐ Semi-Annually resetting in the following months:
- ☐ Annually resetting in the following month:

Day Count Convention:

- ☐ Actual/360 for the period from to
- ☐ Actual/Actual for the period from to
- ☐ 30/360 for the period from to

Redemption:

- ☐ The Notes cannot be redeemed prior to their Stated Maturity (other than for tax reasons).
- ☐ The Notes may be redeemed prior to their Stated Maturity.

  Initial Redemption Date:

  Initial Redemption Percentage ____%

  Annual Redemption Percentage Reduction: ____% until Redemption Percentage is 100% of the principal amount.

Repayment:

- ☐ The Notes cannot be repaid prior to their Stated Maturity.

Currency:

Specified Currency: ____________ (If other than Dollars, see attached)

Minimum Denominations: ______ (Applicable only if Specified Currency is other than Dollars)

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global
☐ Certificated

Dealer:

- ☐ Merrill Lynch, Pierce Fenner & Smith Incorporated
- ☐ Lehman Brothers Inc.
- ☐ Citigroup Global Markets Inc.
- ☐ Morgan Stanley & Co. Incorporated
- ☐ Other _________

Dealer acting in the capacity as indicated below:

- ☐ Agent
- ☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Note information:

CUSIP number:

ISIN number:

Common Code number:

Registered Owner:

Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the EuroMTF (a market regulated by the Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the Luxembourg Stock Exchange, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$10,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:______________________________

Duly authorized]

FORM OF PERPETUAL SUBORDINATED NOTE FINAL TERMS

Final Terms dated
(To Offering Circular dated July 12, 2005)

NORTHERN ROCK PLC

Perpetual Subordinated Medium-Term Notes Due

[If this Note is a Fixed Rate Note, the following is deemed inserted:]

Principal Amount:	Interest Rate: _____%
Dealer's Discount or Commission:	Original Issue Date:
Net Proceeds to Issuer:	

Interest commencement date:

Interest Payment Dates:

Redemption:

☐ The Notes cannot be redeemed prior to Maturity, if any (other than for tax reasons).

☐ The Notes may be redeemed prior to Maturity, if any.

Initial Redemption Date:

Initial Redemption Percentage: _____%

Annual Redemption Percentage Reduction _____% until Redemption Percentage is 100% of the principal amount.

Optional Repayment:

☐ The Notes cannot be repaid prior to Maturity, if any.

Currency:

Specified Currency: ___________ (If other than Dollars, see attached)

Minimum Denominations: ______ (Applicable only if Specified Currency is other than Dollars)

Currency Determination Agent:

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

☐ Merrill Lynch, Pierce Fenner & Smith Incorporated ☐ Lehman Brothers Inc.

☐ Citigroup Global Markets Inc. ☐ Morgan Stanley & Co. Incorporated

☐ Other _________

Dealer acting in the capacity as indicated below:

☐ Agent

☐ Principal

If as principal:

☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.

☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

☐ Yes

☐ No

Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the EuroMTF (a market regulated by the Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the EuroMTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$10,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:______________________________

Duly authorized]

[If this Note is a Floating Rate Note, the following is deemed inserted:]

Principal Amount:
Dealer's Discount or Commission:
Net Proceeds to Issuer:

Initial Interest Rate:
Original Issue Date:

Calculation Agent:

Currency Determination Agent:

Interest Calculation:

☐ Regular Floating Rate Note
☐ Inverse Floating Rate Note
  Fixed Interest Rate: ____%
☐ Other Floating Rate Note (see attached)

☐ Floating Rate/Fixed Rate Note
  Fixed Rate Commencement Date:
  Fixed Interest Rate: ____%

Interest Rate Basis or Bases:

☐ CD Rate
☐ Commercial Paper Rate
☐ EURIBOR
☐ LIBOR
☐ Treasury Rate

☐ CMT Rate
☐ Eleventh District Cost of Funds Rate
☐ Federal Funds Rate
☐ Prime Rate
☐ Other (see attached)

If CMT Rate:
  Designated CMT Maturity Index:
  Designated CMT Telerate Page:
    If Telerate Page 7052:
    ☐ Weekly average
    ☐ Monthly average

If EURIBOR:
  Designated EURIBOR Page:
  ☐ EURIBOR Reuters Page:
  ☐ EURIBOR Telerate Page:

If LIBOR:
  Designated LIBOR Page:
  ☐ LIBOR Reuters Page:
  ☐ LIBOR Telerate Page:
  Designated LIBOR Currency:

Initial Interest Reset Date:
Interest Reset Dates:
Interest Payment Dates:
Index Maturity:

Spread (+/-):
Spread Multiplier:
Maximum Interest Rate: ____%
Minimum Interest Rate: ____%

Interest Reset Period:

- ☐ Daily
- ☐ Weekly
- ☐ Monthly
- ☐ Quarterly
- ☐ Semi-Annually resetting in the following months:
- ☐ Annually resetting in the following month:

Day Count Convention:

- ☐ Actual/360 for the period from to
- ☐ Actual/Actual for the period from to
- ☐ 30/360 for the period from to

Redemption:

- ☐ The Notes cannot be redeemed prior to Maturity, if any (other than for tax reasons).
- ☐ The Notes may be redeemed prior to their Stated Maturity.

  Initial Redemption Date:

  Initial Redemption Percentage: ____%

  Annual Redemption Percentage Reduction ____% until Redemption Percentage is 100% of the principal amount.

Repayment:

- ☐ The Notes cannot be repaid prior to Maturity, if any.

Currency:

Specified Currency: ____________________ (If other than Dollars, see attached)

Minimum Denominations: ____________________ (Applicable only if Specified Currency is other than Dollars)

Original Issue Discount: ☐ Yes ☐ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: ☐ Global

☐ Certificated

Dealer:

- ☐ Merrill Lynch, Pierce Fenner & Smith Incorporated
- ☐ Lehman Brothers Inc.
- ☐ Citigroup Global Markets Inc.
- ☐ Morgan Stanley & Co. Incorporated
- ☐ Other ____________________

Dealer acting in the capacity as indicated below:

- ☐ Agent
- ☐ Principal

If as principal:

- ☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of resale.
- ☐ The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

If as agent:

The Notes are being offered at a fixed initial public offering price of ____% of the principal amount.

Trade date:

Addendum attached:

- ☐ Yes
- ☐ No

Note information:
CUSIP number:
ISIN number:
Common Code number:
Registered Owner:
Principal Amount:

Other/Additional Provisions; Addendum:

[Listing Application:

Northern Rock intends to list the Notes on a recognized stock exchange, currently expected to be the EuroMTF (a market regulated by the Luxembourg Stock Exchange). Although Northern Rock intends to list the Notes on the EuroMTF, it is not anticipated that an active trading market will develop for the Notes and no assurance can be given that the Notes will be accepted for listing.

This Final Terms comprises the final terms and conditions required to list the issue of Notes described herein pursuant to the US$10,000,000,000 Medium-Term Note Program of Northern Rock.]

[Responsibility:

Northern Rock accepts responsibility for the information contained in this Final Terms.

Signed on behalf of Northern Rock:

By:______________________________

Duly authorized]

Circular 230 Legend

The following discussion of United States federal income tax matters and any other discussions of United States federal income tax matters contained elsewhere in this Offering Circular (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and they cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written in connection with the promotion or marketing of the Notes pursuant to the Program by the Company and the Dealers. Each person considering an investment in the Notes pursuant to the Program should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, a prospective purchaser (and each employee, representative, or other agent of a prospective purchaser) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described in this Offering Circular and all materials of any kind that are provided to the prospective purchaser relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between the Company, the Dealers or their representatives and a prospective investor regarding the transactions contemplated herein.

Certain United States Federal Income Tax Considerations

The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, tax-exempt entities, persons liable for alternative minimum tax, regulated investment companies, dealers in securities or currencies, traders in securities that elect to use a mark to market method of accounting, persons holding Notes as part of a hedging, integrated, conversion or constructive sale transaction, or as a position in a "straddle" for tax purposes, or U.S. persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Any special United States Federal income tax considerations relevant to a particular issue of the Notes will be provided in the applicable Final Terms. If a partnership holds our Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Notes, you should consult your tax advisors.

This summary deals only with the United States Federal income tax consequences of the purchase, ownership, and disposition of Senior Notes and Dated Subordinated Notes, in each case, which mature 30 years or less after their issue date. The United States Federal income tax consequences of the purchase, ownership, and disposition of Perpetual Subordinated Notes will be discussed in the applicable Final Terms.

Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term "**U.S. Holder**" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to United States federal income tax regardless of its source, (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. The term "non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

U.S. Holders

Payments of Interest. Except as set forth below, payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). Interest income and original issue discount (as defined below) on a Note generally will constitute foreign source income and generally will be considered "passive income" for purposes of computing the foreign tax credit.

Original Issue Discount. The following summary is a general discussion of the United States Federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Notes issued with original issue discount for United States Federal income tax purposes ("**Original Issue Discount Notes**"). The following summary is based upon final Treasury regulations (the "**OID Regulations**") under the original issue discount provisions of the Code.

For United States Federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Note over its issue price, if such excess equals or exceeds a *de minimis* amount (generally $^1/_4$ of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of a Note providing for the payment of any amount other than qualified stated interest (as defined below) prior to maturity, multiplied by the weighted average maturity of such Note). The issue price of each Note in an issue of Notes equals the first price at which a substantial amount of such Notes has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, dealers, or wholesalers). The stated redemption price at maturity of a Note is the sum of all payments provided by the Note other than "qualified stated interest" payments. The term "**qualified stated interest**" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually. In addition, under the OID Regulations, if a Note bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Note (*e.g.*, Notes with teaser rates or interest holidays), and if the greater of either the resulting foregone interest on such Note or any "true" discount on such Note (*i.e.*, the excess of the Note's stated principal amount over its issue price) equals or exceeds a specified *de minimis* amount, then the stated interest on the Note would be treated as original issue discount rather than qualified stated interest.

In the case of a Note issued with *de minimis* original issue discount, the U.S. Holder generally must include such *de minimis* original issue discount in income as stated principal payments on the Notes are made in proportion to the stated principal amount of the Note. Any amount of *de minimis* original issue discount that has been included in income shall be treated as capital gain. Payments of qualified stated interest on a Note are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). A U.S. Holder of an Original Issue Discount Note must include original issue discount in income as ordinary interest income for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of an Original Issue Discount Note is the sum of the daily portions of original issue discount with respect to such Original Issue Discount Note for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Original Issue Discount Note. The "daily portion" of original issue discount on any Original Issue Discount Note is determined by allocating to each day in any accrual period a rateable portion of the original issue discount allocable to that accrual period. An "**accrual period**" may be of any length and the accrual periods may vary in length over the term of the Original Issue Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Original Issue Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. Original issue discount allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. The "adjusted issue

price" of an Original Issue Discount Note at the beginning of any accrual period is the sum of the issue price of the Original Issue Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Original Issue Discount Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

A U.S. Holder that purchases an Original Issue Discount Note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the Original Issue Discount Note after the purchase date other than payments of qualified stated interest, will be considered to have purchased the Original Issue Discount Note at an "acquisition premium." Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such Original Issue Discount Note for any taxable year (or portion thereof in which the U.S. Holder holds the Original Issue Discount Note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

Under the OID Regulations, Floating Rate Notes ("**Variable Notes**") are subject to special rules whereby a Variable Note will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified *de minimis* amount and (b) it provides for stated interest, paid or compounded at least annually, at current values of (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

A "**qualified floating rate**" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Note is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Note (*e.g.*, two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (*i.e.*, a cap) or a minimum numerical limitation (*i.e.*, a floor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such cap or floor is fixed throughout the term of the Note. An "**objective rate**" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). A "**qualified inverse floating rate**" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The OID Regulations also provide that if a Variable Note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Variable Note's issue date is intended to approximate the fixed rate (*e.g.*, the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

If a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations and if the interest on such Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the

Variable Note will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a "true" discount (*i.e.*, at a price below the Note's stated principal amount) in excess of a specified *de minimis* amount. The amount of qualified stated interest and the amount of original issue discount, if any, that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

In general, any other Variable Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the Variable Note. The OID Regulations generally require that such a Variable Note be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Note. In the case of a Variable Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Note provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Note as of the Variable Note's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Note is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

Once the Variable Note is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general original issue discount rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the Variable Note will account for such original issue discount and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. Each accrual period appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Variable Note during the accrual period.

If a Variable Note does not qualify as a "variable rate debt instrument" under the OID Regulations, then the Variable Note would be treated as a contingent payment debt instrument. On June 11, 1996, the Treasury Department issued final regulations (the "**CPDI Regulations**") concerning the proper United States Federal income tax treatment of contingent payment debt instruments. In general, the CPDI Regulations would cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of current United States Federal income tax law. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a

portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations apply to debt instruments issued on or after August 13, 1996. The proper United States Federal income tax treatment of Variable Notes that are treated as contingent payment debt instruments will be more fully described in the applicable Final Terms. Furthermore, any other special United States Federal income tax considerations, not otherwise discussed herein, which are applicable to any particular issue of Notes will be discussed in the applicable Final Terms.

Certain of the Notes (i) may be redeemable at the option of Northern Rock prior to their stated maturity (a "**call option**") and/or (ii) may be repayable by Northern Rock at the option of the holder prior to their stated maturity (a "**put option**"). Notes containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Notes.

U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, *de minimis* original issue discount, market discount, *de minimis* market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions. This election will generally apply only to the debt instrument with respect to which it is made and may be revoked only with the consent of the IRS.

Short-Term Notes. Notes that have a fixed maturity of one year or less ("**Short-Term Notes**") will be treated as having been issued with original issue discount. Under the OID Regulations, all payments (including all stated interest) will be included in the stated redemption price at maturity, and thus, U.S. Holders will generally be taxable on the discount in lieu of stated interest. The discount will be equal to the excess of the stated redemption price at maturity over the issue price of a Short-Term Note, unless the U.S. Holder elects to compute this discount using tax basis instead of issue price. In general, an individual or other cash method U.S. Holder is not required to accrue such original issue discount unless the U.S. Holder elects to do so. If such an election is not made, any gain recognized by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the original issue discount accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity. In addition, a U.S. Holder that does not elect to include currently accrued discount in income may be required to defer deductions for a portion of the U.S. Holder's interest expense with respect to any indebtedness incurred or continued to purchase or carry such Notes. U.S. Holders who report income for United States Federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding).

Market Discount. If a U.S. Holder purchases a Note, other than an Original Issue Discount Note, for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity) or, in the case of an Original Issue Discount Note, for an amount that is less than its adjusted issue price as of the purchase date, such U.S. Holder will be treated as having purchased such Note at a "market discount," unless such market discount is less than a specified *de minimis* amount.

Under the market discount rules, a U.S. Holder will be required to treat any principal payment (or, in the case of an Original Issue Discount Note, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. Market discount will be considered to accrue rateably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount under a constant yield method.

A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions, because a current deduction is

only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (under either a ratable or a constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest income for United States Federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Premium. If a U.S. Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the Note with "amortizable bond premium" equal in amount to such excess and will not be required to include any OID in income. In the case of instruments that provide for alternative payment schedules, bond premium is calculated by assuming that (i) the holder will exercise or not exercise options in a manner that maximizes the holder's yield and (ii) the issuer will exercise or not exercise options in a manner that minimizes the holder's yield except with respect to call options for which the issuer is assumed to exercise such call options in a manner that maximizes the holder's yield. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. Bond premium on a Note held by a U.S. Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Note. However, if the Note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. Any election to amortize bond premium applies to all taxable debt instruments held by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Disposition of a Note. Except as discussed above, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest, which will be taxable as ordinary income) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Note. Except with respect to Short-Term Notes as described above, with respect to gain or loss attributable to changes in exchange rates as described below or with respect to market discount described above, such gain or loss will be capital gain or loss, will be U.S. source and will be long-term capital gain or loss if the Note was held for more than one year. Non-corporate taxpayers are subject to reduced maximum rates of taxation on long-term capital gain and are generally subject to tax at ordinary income rates on short-term capital gain. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning these tax law provisions.

Notes Denominated or on which Interest is Payable in a Foreign Currency

As used herein, "**Foreign Currency**" means a currency other than U.S. dollars.

Payments of Interest in a Foreign Currency. Cash Method. A U.S. Holder who uses the cash method of accounting for United States Federal income tax purposes and who receives a payment of interest on a Note (other than original issue discount or market discount) will be required to include in income the U.S. dollar value of the Foreign Currency payment (determined at the spot rate on the date such payment is received) regardless of whether the payment is in fact converted to U.S. dollars at that time, and such U.S. dollar value will be the U.S. Holder's tax basis in such Foreign Currency. No exchange gain or loss will be recognized with respect to the receipt of such payment.

Accrual Method. A U.S. Holder who uses the accrual method of accounting for United States Federal income tax purposes, or who otherwise is required to accrue interest prior to receipt, will be

required to include in income the U.S. dollar value of the amount of interest income (including original issue discount or market discount and reduced by amortizable bond premium to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a Note during an accrual period. The U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A U.S. Holder may elect, however, to translate such accrued interest income using the rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the spot rate on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. Holder may translate such interest using the spot rate on the date of receipt. The above election will apply to other debt obligations held by the U.S. Holder and may not be changed without the consent of the IRS. A U.S. Holder should consult a tax advisor before making the above election. A U.S. Holder will recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such income is received. The amount of ordinary income or loss recognized will equal the difference, if any, between the U.S. dollar value of the Foreign Currency payment received (determined on the date such payment is received) in respect of such accrual period and the U.S. dollar value of interest income that has accrued during such accrual period (as determined above).

Purchase, Sale and Retirement of Notes. A U.S. Holder who purchases a Note with previously owned Foreign Currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder's tax basis in the Foreign Currency and the U.S. dollar fair market value of the Foreign Currency used to purchase the Note, determined on the date of purchase.

For purposes of determining the amount of any gain or loss recognized by a U.S. Holder on the sale, exchange, retirement or other disposition of a Note that is denominated in a Foreign Currency, the amount realized will be based on the U.S. dollar value of the Foreign Currency on the date the payment is received or the Note is disposed of (or deemed disposed of as a result of a material change in the terms of the Note). To the extent the amount realized upon the disposition of a Note represents accrued but unpaid interest, however, such amounts must be taken into account as interest income, with exchange gain or loss computed as described in "– Payments of Interest in a Foreign Currency" above. In the case of a Note that is denominated in Foreign Currency and is traded on an established securities market, a cash basis U.S. Holder (or, upon election, an accrual basis U.S. Holder) will determine the U.S. dollar value of the amount realized by translating the Foreign Currency payment at the spot rate of exchange on the settlement date of the sale. A U.S. Holder's adjusted tax basis in a Note will equal the cost of the Note to such holder, increased by the amounts of any market discount or original issue discount previously included in income by the holder with respect to such Note and reduced by any amortized premium and any payments other than qualified stated interest received by the holder. A U.S. Holder's tax basis in a Note, and the amount of any subsequent adjustments to such holder's tax basis, will be the U.S. dollar value of the Foreign Currency amount paid for such Note, or of the Foreign Currency amount of the adjustment, determined on the date of such purchase or adjustment.

Gain or loss realized upon the sale, exchange or retirement of a Note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the U.S. dollar value of the Foreign Currency principal amount of the Note, generally determined on the date such payment is received or the Note is disposed of, and the U.S. dollar value of the Foreign Currency principal amount of the Note, determined on the date the U.S. Holder acquired the Note. Such Foreign Currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange or retirement of the Note.

Original Issue Discount. In the case of an Original Issue Discount Note or Short-Term Note, (i) original issue discount is computed in the Foreign Currency, (ii) accrued original issue discount is translated into U.S. dollars as described in "– Payments of Interest in a Foreign Currency-Accrual Method" above and (iii) the amount of Foreign Currency gain or loss on the accrued original issue discount is determined by comparing the amount of income received attributable to the discount (either upon payment, maturity or an earlier disposition), as translated into U.S. dollars at the rate of

exchange on the date of such receipt, with the amount of original issue discount accrued, as translated above.

Premium and Market Discount. In the case of a Note with market discount, (i) market discount is computed in the Foreign Currency, (ii) accrued market discount taken into account upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note (other than accrued market discount required to be taken into account currently) is translated into U.S. dollars at the exchange rate on such disposition date (and no part of such accrued market discount is treated as exchange gain or loss) and (iii) accrued market discount currently includible in income by a U.S. Holder for any accrual period is translated into U.S. dollars on the basis of the average exchange rate in effect during such accrual period, and the exchange gain or loss is determined upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note in the manner described in "– Payments of Interest in a Foreign Currency – Accrual Method" above with respect to computation of exchange gain or loss on accrued interest.

With respect to a Note acquired with amortizable bond premium, if an election is made to amortize the premium, such premium is computed in the relevant Foreign Currency and reduces interest income in units of the Foreign Currency. A U.S. Holder should recognize exchange gain or loss equal to the difference between the U.S. dollar value of the bond premium amortized with respect to a period, determined on the date the interest attributable to such period is received, and the U.S. dollar value of the bond premium determined on the date of the acquisition of the Note. A U.S. Holder that does not elect to amortize bond premium will translate the bond premium, computed in the applicable Foreign Currency, into U.S. dollars at the spot rate on the maturity date and such bond premium will constitute a capital loss which may be offset or eliminated by exchange gain.

Exchange of Foreign Currencies. A U.S. Holder will have a tax basis in any Foreign Currency received as interest or on the sale, exchange or retirement of a Note equal to the U.S. dollar value of such Foreign Currency, determined at the time the interest is received or at the time of the sale, exchange or retirement. Any gain or loss realized by a U.S. Holder on a sale or other disposition of Foreign Currency (including its exchange for U.S. dollars or its use to purchase Notes) will be ordinary income or loss and will generally be U.S. source income or loss.

Tax Return Disclosure Regulations

Pursuant to Treasury regulations (the "**Disclosure Regulations**"), any taxpayer that has participated in a "reportable transaction" and that is required to file a United States Federal income tax return must generally attach a disclosure statement disclosing such taxpayer's participation in the reportable transaction to the taxpayer's tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a "loss transaction" constitutes a "reportable transaction." A "loss transaction" is any transaction resulting in the taxpayer claiming a loss under section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a "section 988 transaction" (as defined in section 988(c)(l) of the Code relating to foreign currency transactions) will constitute a section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a section 988 transaction, the applicable threshold amount is $50,000 in any single taxable year. Higher threshold amounts apply depending upon the taxpayer's status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer's treatment of the transaction is proper. Holders should consult their own tax advisors concerning the potential application of the Disclosure Regulations to the Notes.

Non-U.S. Holders

Subject to the discussion of "back-up" withholding tax below, interest on the Notes is currently exempt from United States Federal income taxes, including withholding taxes, if paid to a "non-U.S. Holder."

Subject to the discussion of back-up withholding tax below, a non-U.S. Holder will not be subject to United States Federal income tax on any gain realized on the sale or exchange of a Note,

provided that such gain is not effectively connected with the conduct by the holder of a United States trade or business and, in the case of a non-U.S. Holder who is an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized and certain other conditions are met, and the Notes are deemed to be situated outside the United States for purposes of the United States Federal estate tax and are not includible in the gross estate for purposes of such tax in the case of a non-resident in the United States who was not a citizen of the United States at the time of death.

Back-up Withholding and Information Reporting

A "back-up" withholding tax and certain information reporting requirements may apply to payments of principal and interest on the Notes made to certain non-corporate holders if such payments are made or are considered made in the United States (including payments on Notes made by wire transfer from outside the United States to an account maintained by the holder with the paying agent in the United States). If such payments are considered to have been made in the United States, non-U.S. Holders are generally exempt from these withholding and reporting requirements (assuming that the gain or income is otherwise exempt from United States Federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption from the requirements. Similar rules requiring reporting through a United States branch of a broker and information reporting (but not back-up withholding) will apply to a non-U.S. Holder who sells a Note through (a) a non-United States branch of a United States broker, or (b) a non-United States office of a broker that is (i) a controlled foreign corporation for United States tax purposes, (ii) a person 50% or more of whose income is effectively connected with a United States trade or business for a specified period, or (iii) a foreign partnership in which one or more of its partners are "U.S. Persons," as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or a foreign partnership engaged in a United States trade or business, in either case unless the holder proves an exemption from the requirement.

U.K. TAXATION

The following, which applies only to persons who are the beneficial owners of the Notes, is a summary of Northern Rock's understanding of current United Kingdom tax law and H.M. Revenue & Customs ("HMRC") practice as at the date of this Offering Circular relating to certain aspects of the United Kingdom taxation of the Notes. It is not a comprehensive analysis of the tax consequences arising in respect of the Notes and so should be treated with appropriate caution. Prospective investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under U.S. state and local laws, of the acquisition, ownership and disposition of the Notes and seek independent professional advice should there be any doubt as to their tax position. Some aspects do not apply to certain classes of taxpayers (such as dealers).

Interest on the Notes

1. Withholding tax on payments of interest on the Notes

(a) Provided Northern Rock continues to be a bank within the meaning of section 840A of the Income and Corporation Taxes Act 1988 (the "**Tax Act**") for the purposes of section 349 of the Tax Act and provided that the interest on the Notes is paid in the ordinary course of its business within the meaning of section 349 of the Tax Act, it is entitled to make payments of interest without withholding or deduction for or on account of United Kingdom income tax. In accordance with the published practice of HMRC, such payments will be accepted as being made by Northern Rock in the ordinary course of its business unless either:

(i) the borrowing in question conforms to any of the definitions of tier 1, 2 or 3 capital adopted by the FSA whether or not it actually counts towards tier 1, 2 or 3 capital for regulatory purposes; or

(ii) the characteristics of the transaction giving rise to the interest are primarily attributable to an intention to avoid United Kingdom tax.

(b) Where interest is payable on Notes which have a maturity of less than one year (and which are not issued under arrangements the effect of which is to render such Notes part of a borrowing with a total term of a year or more), the interest will not be "yearly interest" for the purposes of the Tax Act and accordingly payments of interest on such Notes may be made without withholding or deduction for or on account of United Kingdom income tax.

(c) There is no requirement to withhold or deduct amounts for or on account of United Kingdom income tax from payments of interest made in respect of "quoted Eurobonds". Notes which carry a right to interest will constitute "quoted Eurobonds" provided they are and continue to be listed on a "recognised stock exchange", as defined in section 841 of the Tax Act. The EuroMTF is expected to be a recognised stock exchange and listing thereon is expected to constitute "listing on a recognised stock exchange" for the purposes of Section 349 of the Tax Act. Provided, therefore, that the EuroMTF is itself, and a listing thereon is, so recognised and any Notes remain so listed, interest on such Notes will be payable without withholding or deduction on account of United Kingdom tax whether or not Northern Rock carries on a banking business in the United Kingdom and whether or not the interest is paid in the ordinary course of its business.

(d) In other cases, an amount will generally be required to be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the HMRC under an applicable double taxation treaty or to the interest being paid to the persons (including companies within the charge to United Kingdom corporation tax) and in the circumstances specified in sections 349A to 349D of the Tax Act.

(e) Noteholders may wish to note that in certain circumstances HMRC has power to obtain information (including the name and address of the payee or, in certain cases, the beneficial owner of the interest) from any person in the United Kingdom (including Northern Rock) who either pays interest to or receives interest for the benefit of a Noteholder, or who, either pays amounts payable on the redemption of Notes which are relevant discounted securities for the purposes of the Finance Act 1996 to, or receives such amounts for the benefit of, a Noteholder who is an individual. Information so obtained may, in certain circumstances, be exchanged by HMRC with the tax authorities of other jurisdictions. The references to "interest" above mean "interest" as understood in United Kingdom tax

law. The statements above do not take any account of any different definitions of "interest" or "principal" which may be created by the terms and conditions of the Notes or any related documentation.

2. Further United Kingdom income tax issues for non-United Kingdom resident Noteholders

Interest on the Notes constitutes U.K. source income and, as such, may be subject to income tax by direct assessment even where paid without withholding, subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

However, interest with a U.K. source received without withholding or deduction on account of U.K. tax will not be chargeable to U.K. tax in the hands of a Noteholder (other than certain trustees) who is not resident for tax purposes unless that Noteholder carries on a trade, profession or vocation in the U.K. through a branch or agency or, in the case of a Noteholder which is a company, unless that Noteholder carries on a trade through a permanent establishment in the U.K. in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

Where interest has been paid under deduction of U.K. income tax, Noteholders who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision under an applicable double taxation treaty.

United Kingdom corporation tax payers

In general, Noteholders which are within the charge to U.K. corporation tax in respect of the Notes will be charged to tax and obtain relief as income on all returns on and fluctuations in the value of the Notes broadly in accordance with their statutory accounting treatment.

Other United Kingdom tax payers

1. Taxation of chargeable gains

Notes denominated in a currency other than sterling will not constitute "qualifying corporate bonds" within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of such Notes may give rise to a chargeable gain or an allowable loss for the purposes of the U.K. taxation of chargeable gains. It is expected that any Notes denominated in sterling and as regards which provision is made for redenomination in Euro will also not be treated by HMRC as constituting "qualifying corporate bonds" within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992, with the same consequences as those just described.

There are provisions to prevent any particular gain (or loss) from being charged (or relieved) at the same time under these provisions and also under the provisions of the "accrued income scheme" described in 2 below.

2. Accrued income scheme

On a disposal of Notes by a Noteholder, any interest which has accrued since the last Interest Payment Date may be chargeable to tax as income under the rules of the "accrued income scheme" if that Noteholder is resident or ordinarily resident in the U.K. or carries on a trade in the U.K. through a branch or agency to which the Notes are attributable.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax will be payable on the issue, transfer or redemption of the Notes provided that, in the case of Notes which are not in bearer form, they do not carry either: (a) a right to interest the amount of which exceeds a reasonable commercial return on the nominal amount of the capital, or (b) a right on repayment to an amount which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable (in respect of a similar nominal amount of capital) under the terms of issue of loan capital which is described in the relevant legislation as "listed in the Official List of The Stock Exchange."

European Union Savings Tax Directive

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

SPECIAL PROVISIONS RELATING TO FOREIGN CURRENCY NOTES

Exchange Rates and Exchange Controls

An investment in Notes that are denominated in, or the payment of which is determined with reference to, a Specified Currency other than U.S. dollars entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. Similarly, an investment in an Indexed Note entails significant risks that are not associated with an investment in non-Indexed Notes. Such risks include, without limitation, the possibility of significant changes in rates of exchange between U.S. dollars and the Specified Currency (or, in the case of each Indexed Note, the rate of exchange between the denominated currency and the indexed currency for such Indexed Note), including changes resulting from official redenomination with respect to such Specified Currency (or, in the case of each Indexed Note, with respect to the denominated currency or the indexed currency therefor) and the possibility of the imposition or modification of foreign exchange controls with respect to the Specified Currency. Such risks generally depend on factors over which Northern Rock has no control, such as economic and political events and the supply of and demand for the relevant currencies. In recent years, rates of exchange between Specified Currencies have been highly volatile, and such volatility may be expected in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of any Note. Depreciation of a currency or composite currency in which a Note is denominated against the U.S. dollar would result in a decrease in the effective yield of such Note below its coupon rate, and in certain circumstances could result in loss to the investor on a U.S. dollar basis. Similarly, depreciation of the denominated currency with respect to an Indexed Note against the applicable indexed currency would result in the principal amount payable with respect to such Indexed Note at the Stated Maturity being less than the face amount of such Indexed Note which, in turn would decrease the effective yield of such Indexed Note below its applicable interest rate and could also result in a loss to the investor.

The Notes will provide that, in the event of an official redenomination of a foreign currency (including, without limitation, an official redenomination of a foreign currency that is a composite currency) the obligations of Northern Rock with respect to payments on Notes denominated in such currency shall, in all cases, be deemed immediately following such redenomination to provide for the payment of that amount of redenomination currency representing the amount of such obligations immediately before such redenomination. Except as expressly provided herein or in the applicable Final Terms, the Notes do not provide for any adjustment to any amount payable under the Notes as a result of (a) any change in the value of a foreign currency relative to any other currency due to fluctuations in exchange rates or (b) any redenomination of any component currency of any composite currency (unless such composite currency is itself officially redenominated).

Governments have from time to time imposed, and may in the future impose, exchange controls that could affect exchange rates as well as the availability of a foreign currency for making payments with respect to a Note denominated in such currency. There can be no assurances that exchange controls will not restrict or prohibit payments of principal or interest in any currency or composite currency. Even if there are not actual exchange controls, it is possible that, with respect to any particular Note, the currency for such Note will not be available to Northern Rock to make payments of interest and principal then due because of circumstances beyond the control of Northern Rock. In that event, Northern Rock will make such payment in the manner set forth below under "– Payment Currency".

The Final Terms relating to Notes denominated in a Specified Currency other than U.S. dollars or relating to Indexed Notes will contain information concerning historical exchange rates for such Specified Currency or denominate currency against the U.S. dollar or other relevant currency (including, in the case of Indexed Notes, the applicable indexed currency) and any exchange controls affecting such currency or currencies. Information concerning exchange rates is furnished as a matter of information only and should not be regarded as indicative of the range of or trend in fluctuations in currency exchange rates that may occur in the future.

Payment Currency

Except as otherwise provided herein or in the applicable Final Terms, if payment on a Note is required to be made in a Specified Currency other than U.S. dollars or in any currency unit and such

currency or currency unit is unavailable due to the imposition of exchange controls or other circumstances beyond the control of Northern Rock or if such currency is no longer used by the government of the country issuing such currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of such Note shall be made in U.S. dollars until such currency or currency unit is again available or so used. The amount so payable on any date in such currency or currency unit will be converted into U.S. dollars on the basis of the Market Exchange Rate for such currency, or for each Component Currency, as of the Conversion Date. See "Description of the Notes-Payment of Principal, Premium, if any, and Interest, if any" above. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the Notes.

If the official unit of any Component Currency is altered by way of combination or subdivision, the number of units of that currency as a Component Currency shall be divided or multiplied in the same proportion. If two or more Component Currencies are consolidated into a single currency, the amounts of those currencies as Component Currencies shall be replaced by an amount in such single currency equal to the sum of the amounts of the consolidated Component Currencies expressed in such single currency. If any Component Currency is divided into two or more currencies, the amount of the original Component Currency shall be replaced by the amounts of such two or more currencies having an aggregate value on the date of division equal to the amount of the former Component Currency immediately before such division.

Foreign Currency Judgments

The Notes and the Indentures will be governed by and construed in accordance with the laws of the State of New York applicable to instruments made to be performed wholly within such jurisdiction, except that the subordination provisions in the Subordinated Notes and in the Subordinated Indenture will be governed by and construed in accordance with the laws of England and Wales. Courts in the United States customarily have not rendered judgments for money damages denominated in any currency other than U.S. dollars. If a Note is denominated in a Specified Currency other than U.S. dollars, any judgment under New York law will be rendered in the foreign currency of the underlying obligations and converted into U.S. dollars at a rate of exchange prevailing on the date of entry of the judgment or decree.

Information Limited to U.S. Holders

The information set forth in this Offering Circular (except for certain tax information) is directed to prospective purchasers of Notes who are U.S. Holders (as defined below), and Northern Rock disclaims any responsibility to advise prospective purchasers who are residents of countries other than the United States with respect to any matters that may affect the purchase or holding of, or receipt of payments of principal, premium or interest in respect of, Notes. Such persons should consult their own counsel with regard to such matters.

DESCRIPTION OF THE GLOBAL RECEIPTS REPRESENTING GLOBAL BEARER NOTES

The following is a summary of certain terms and provisions of the Deposit and Custody Agreement pursuant to which global receipts (the "**Global Receipts**") representing the global bearer Notes (the "**Bearer Notes**") in respect of a Series of Subordinated Notes will be issued. The Deposit and Custody Agreement in respect of a Series of Subordinated Notes is among the Subordinated Note Depositary, the Subordinated Note Custodian and Northern Rock, for the benefit of the holder of the Global Receipts (which will be the nominee of DTC or a successor thereof) and the beneficial owners from time to time of interests in Global Receipts. The summary set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit and Custody Agreement, a copy of which may be obtained by making a request to Northern Rock's principal executive office at Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL, United Kingdom.

Global Receipts

Upon deposit of the Bearer Notes of a Series of Subordinated Notes with the Subordinated Note Custodian, on behalf of the Subordinated Note Depositary, subject to the terms of the Deposit and Custody Agreement, the Subordinated Note Depositary will issue one or more Global Receipts representing the aggregate principal amount of such Bearer Notes. The Global Receipts in respect of such Bearer Notes shall be delivered to the Subordinated Note Depositary who will hold Global Receipts as custodian for DTC and registered in the name of DTC's nominee. So long as DTC or its nominee is the holder of the Global Receipt, any owner of a beneficial interest in the Subordinated Notes of a Series represented by Global Receipts must rely upon the procedures of DTC and institutions having accounts with DTC to exercise or be entitled to any rights of a holder of such Global Receipts. See "Description of the Notes-Book-Entry System" above.

Book-Entry

Ownership of beneficial interests in a Global Receipt representing the Bearer Notes in respect of a Series of Subordinated Notes will be limited to Participants or persons who hold interests through Participants. In addition, ownership of beneficial interests will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee and Participants until such time, if any, as Certificated Notes are issued as set forth under "Description of the Notes-Book-Entry System" above. The laws of some states require that certain purchasers of Notes take physical delivery of such Notes in certificated form. Such laws may impair the ability to transfer beneficial interests in a Global Receipt.

Northern Rock has been advised by DTC that upon the issuance of a Global Receipt by the Subordinated Note Depositary, and the deposit of such Global Receipt with DTC, DTC will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of such beneficial interests in such Global Receipt to the accounts of Participants. The accounts to be credited shall be designated by the soliciting Dealer or, to the extent that the Subordinated Notes represented by such Global Receipt are offered and sold directly, by Northern Rock.

Payment of principal of and any premium and interest in respect of beneficial interests in any Global Receipt registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered holder of the Global Receipt. None of Northern Rock, the Subordinated Trustee, the Subordinated Note Depositary, the Subordinated Note Custodian or any agent of any of them will have any responsibility or liability for any aspect of DTC's records or any Participant's records relating to, or payments made on account of, beneficial ownership interests in a Global Receipt or for maintaining, supervising or reviewing any of DTC's records or any Participant's records relating to such beneficial ownership interests. Payments by Participants to owners of beneficial interests in a Global Receipt held through such Participants will be governed by standing instructions and customary practices, as is now the case with Notes held for the accounts of customers registered in "street name", and will be the sole responsibility of such Participants.

No Global Receipt may be transferred except by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or any successor thereof.

Owners of beneficial interests in a Global Receipt will not be entitled to receive physical delivery of Global Receipts in certificated form and will not be considered the holders thereof for any purpose under the Deposit and Custody Agreement, the Global Receipts, the Subordinated Indenture or the Subordinated Notes, and no Global Receipt shall be exchangeable, except for another Global Receipt of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in such Global Receipt must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Deposit and Custody Agreement, the Global Receipts, the Subordinated Indenture or the Subordinated Notes. Northern Rock understands that under existing industry practices, in the event it requests any action of a holder or an owner of a beneficial interest in such Global Receipt desires to give or take action that a holder is entitled to give or take under the Deposit and Custody Agreement or the Global Receipts, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The Subordinated Indenture and the Subordinated Notes require that payments in respect of the Subordinated Notes be made in immediately available funds. Interests in the Global Receipt are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the Global Receipts will be required to be settled in immediately available funds. No assurance can be given as to the effect, if any, of such settlement arrangements on trading activity in the Global Receipts or interests in the Global Receipts.

Issuance of Certificated Notes

The Deposit and Custody Agreement provides that, upon the written request of the holder of the Global Receipt, the Subordinated Note Depositary will request that the Subordinated Note Custodian surrender the Bearer Notes representing such Global Receipt for exchange and the Subordinated Note Depositary will request that the principal paying agent issue certificated registered Subordinated Notes in the names and in the amounts as specified by the holder of the Global Receipt. Such request may be made in the circumstances and subject to the conditions described under "Description of the Notes – Book-Entry System" above.

The exchange of interests in the Global Receipt for certificated Subordinated Notes of a particular Series shall be made free of any fees of the Subordinated Note Depositary to the holder, *provided, however*, that such person receiving Subordinated Notes in certificated form will be obligated to pay or otherwise bear the cost of any tax or other governmental charge as required by the Subordinated Indenture and any cost of insurance, postage, transportation and the like.

Payments on the Notes

The Subordinated Note Depositary will distribute all principal, premium and interest payments that are received by it from the Subordinated Note Custodian in respect of the Bearer Notes of a Series of Subordinated Notes to the Holder of the Global Receipt in respect of such Bearer Notes on the relevant date of payment. All principal, premium and interest payments made on such Bearer Notes shall be distributed to the holder of the Global Receipt without deduction or withholding for any taxes or other governmental charges, or if the Subordinated Note Depositary or the Subordinated Note Custodian is required to make any such deduction or withholding under the provisions of any applicable law or regulation, Northern Rock agrees that it shall pay or cause to be paid such additional amounts as may be necessary in order that the net amounts distributed to the holder of the Global Receipt, after such deduction or withholding, shall equal the amounts which were paid on such Bearer Notes.

None of the Subordinated Trustee, the Subordinated Note Custodian or the Subordinated Note Depositary assume any responsibility for any failure by Northern Rock to make payments on or in respect of the Subordinated Notes or for any delay in receipt of payment due to a delay in sending payment by Northern Rock. The Global Receipts do not represent any separate or independent payment obligation of the Subordinated Note Depositary or in any other capacity, except to the extent of principal, premium and interest payments, if any, received by it from the Subordinated Note Custodian.

Redemption

In the event that Northern Rock exercises any right of redemption in respect of the Subordinated Notes of a Series, the Subordinated Note Depositary will redeem, from the amount received by it in respect of the redemption of such Subordinated Notes, a portion of the relevant Global Receipts which represents the portion of such Subordinated Notes of a Series so redeemed. The redemption price in connection with the redemption of a portion of such Global Receipts will be equal to the amount received by the Subordinated Note Depositary in respect of the aggregate principal amount (or such other relevant amount as may be described in any applicable Final Terms) of such Subordinated Note so redeemed, net of any amounts required to be withheld or deducted in respect of taxes. Upon receipt of notice of redemption by the Subordinated Note Depositary, such Depositary will forward such notice to the holder of the Global Receipt in accordance with the terms of the Deposit and Custody Agreement and, in accordance with any written instructions received from such holder, to all beneficial owners affected thereby.

Repayment

If a Subordinated Note becomes repayable at the option of the Holder on a date or dates specified prior to its maturity date, if any, and the Subordinated Note Depositary is so notified by the principal paying agent, the Subordinated Note Depositary shall promptly notify the holder of the Global Receipt that such Subordinated Note has become repayable. In order for the repayment option in any Subordinated Note to be exercised by the Subordinated Note Depositary, the owners of beneficial interests in the Global Receipt representing an interest in such Subordinated Note must instruct the broker or other Direct or Indirect Participant through which it holds an interest in the Global Receipt relating to such Subordinated Note to notify the Subordinated Note Depositary of its desire for the Subordinated Note Depositary to exercise the Subordinated Note Depositary's right to repayment. Different firms have different cut-off times for acceptance instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Direct or Indirect Participant through which it holds its beneficial interest in a Global Receipt representing an interest in a Subordinated Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Subordinated Note Depositary.

Record Date

Unless otherwise specified in the applicable Final Terms, or unless Northern Rock otherwise instructs the Subordinated Note Depositary in writing, the Regular Record Date with respect to a Global Receipt shall, if practicable, be the date 15 calendar days prior to the applicable Interest Payment Date in respect of the Subordinated Note represented thereby. Whenever any payment is made in respect of a Subordinated Note that is represented by a Global Receipt for which a Regular Record Date has not been fixed, or the Subordinated Note Custodian shall receive notice of any action to be taken by the Holder of such Subordinated Note or whenever the Subordinated Note Depositary otherwise deems it appropriate in respect of any other matter, the Subordinated Note Depositary will, if practicable, fix a record date for the determination of the holder of the Global Receipt who shall be entitled to receive such payment or to take any such action or to act in respect of any such matter.

Action by the Holder of the Subordinated Notes

As soon as practicable after receipt by the Subordinated Note Custodian of notice of any solicitation of consents or request for a waiver or other action by it as the holder of the Subordinated Notes of a Series, the Subordinated Note Custodian shall inform the Subordinated Note Depositary who shall mail to the holder of the Global Receipt in respect of such Subordinated Notes a notice containing (a) such information as is contained in such notice, (b) a statement that such holder of the Global Receipt at the close of business on a specified record date will be entitled, subject to the provisions of the Deposit and Custody Agreement and of or governing such Subordinated Notes, to instruct the Subordinated Note Depositary as to the consent, waiver or other action, if any, pertaining to the Subordinated Notes of such series, and (c) a statement as to the manner in which such instructions may be given. Upon the written request of the holder of the Global Receipt, received on or before the date established by the Subordinated Note Depositary for such purpose, the Subordinated Note Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing the Subordinated Notes of such Series cause the Subordinated Note

Custodian to endeavor insofar as practicable and permitted under the provisions of or governing the Subordinated Notes of such Series to take such action regarding the requested consent, waiver or other action in relation to such Subordinated Notes in accordance with any instructions set forth in such request. Neither the Subordinated Note Depositary nor the Subordinated Note Custodian will itself exercise any discretion in the granting of consents, waivers or taking other such action in respect of the Subordinated Notes of a Series.

Reports

The Subordinated Note Depositary will make available at its principal office for inspection by the holder of the Global Receipt any notices, reports and other communications received from Northern Rock that are received by the Subordinated Note Custodian as Holder of the Subordinated Notes and are made generally available to holders of the Subordinated Notes by Northern Rock. The Subordinated Note Depositary shall send promptly to the holder of the Global Receipt a copy of such notices furnished by Northern Rock.

Action by Subordinated Note Depositary and Subordinated Note Custodian

The Subordinated Note Depositary and Subordinated Note Custodian have agreed that upon the occurrence of an Event of Default under the Subordinated Notes of a particular Series, or in connection with any other right of the Holder of Subordinated Notes under the Subordinated Indenture, if requested in writing by the holder of the Global Receipt in respect thereof, to request the Subordinated Trustee take any such action as shall be requested in such notice in respect of such Subordinated Notes; *provided* that the Subordinated Note Depositary and the Subordinated Note Custodian have been offered security or indemnity satisfactory to them against the costs, expenses and liabilities which might be incurred by them in compliance with such request, *provided further* that such obligation of the Subordinated Note Depositary and the Subordinated Note Custodian shall cease following the automatic issuance of certificated registered Subordinated Notes upon the occurrence of an Event of Default.

Charges of Subordinated Note Depositary and Subordinated Note Custodian

Northern Rock has agreed to pay all charges of the Subordinated Note Depositary and the Subordinated Note Custodian under the Deposit and Custody Agreement. Northern Rock also has agreed to indemnify the Subordinated Note Depositary and the Subordinated Note Custodian against certain liabilities incurred by them under the Deposit and Custody Agreement.

Modification

The Deposit and Custody Agreement and the Global Receipts in relation to a Series of Subordinated Notes may be amended by agreement among the Subordinated Note Depositary, the Subordinated Note Custodian and Northern Rock. The consent of the holder of the Global Receipt shall not be required in connection with any amendment to the Deposit and Custody Agreement (i) to cure any formal defect, omission, inconsistency or ambiguity in such Deposit and Custody Agreement, (ii) to add to the covenants and agreements of the Subordinated Note Depositary, the Subordinated Note Custodian or Northern Rock, (iii) to effectuate the assignment of the Subordinated Note Depositary's or the Subordinated Note Custodian's rights and duties to a qualified successor as provided in the Deposit and Custody Agreement, (iv) to comply with the Securities Act or the 1940 Act or any other applicable securities law, (v) to modify the Deposit and Custody Agreement in connection with an amendment of the Subordinated Indenture that does not require the consent of the Holders of the Subordinated Notes, or (vi) to modify, alter, amend, or supplement the Deposit and Custody Agreement in any other respect not inconsistent with the Deposit and Custody Agreement which, in the opinion of counsel acceptable to Northern Rock is not adverse to the holder of the Global Receipt. Except as set forth above, no amendment which adversely affects the holder of the Global Receipt may be made to the Deposit and Custody Agreement without the consent of the holder of the Global Receipt.

Termination

The Subordinated Note Depositary in respect of a Series of Subordinated Notes will at any time at the written direction of Northern Rock terminate the Deposit and Custody Agreement in respect of

such Subordinated Notes by mailing a notice of such termination to the holder of the Global Receipt and requesting, on behalf of the Subordinated Note Custodian in accordance with the Subordinated Indenture, that the principal paying agent issue certificated Subordinated Notes in respect of such Series of Subordinated Notes in registered form to the persons and in the amounts as specified by the holder of the Global Receipt. Upon the issuance of such Subordinated Notes in certificated form, the Deposit and Custody Agreement in relation to such Series of Subordinated Notes shall terminate. The Deposit and Custody Agreement in relation to a Series of Subordinated Notes may also be terminated upon the resignation of the Subordinated Note Depositary or the Subordinated Note Custodian if no successor has been appointed within 90 days as set forth under "– Resignation or Removal of Subordinated Note Depositary or Subordinated Note Custodian" below.

Resignation or Removal of Subordinated Note Depositary or Subordinated Note Custodian

The Subordinated Note Depositary may at any time resign as Subordinated Note Depositary for a Series of Subordinated Notes by written notice delivered to the Subordinated Trustee and Northern Rock, such resignation to take effect upon the appointment by Northern Rock of a successor depositary (approved by the Subordinated Trustee and the Holder of the Subordinated Notes, such approval not to be unreasonably withheld) and its acceptance of such appointment. If at the end of 90 days after delivery of such notice, no successor depositary has been appointed or accepted such appointment, the Subordinated Note Depositary may terminate the Deposit and Custody Agreement in relation to such Series of Subordinated Notes, provided that such termination will not be effective with respect to the Subordinated Note Custodian unless and until certificated Subordinated Notes in registered form in respect of such Series shall have been issued in accordance with the Deposit and Custody Agreement.

The Subordinated Note Custodian may at any time resign as Subordinated Note Custodian for a Series of Subordinated Notes by written notice delivered to the Subordinated Note Depositary, the Subordinated Trustee and Northern Rock, such resignation to take effect upon the appointment by Northern Rock of a successor custodian (approved by the Subordinated Note Depositary, such approval not to be unreasonably withheld) and its acceptance of such appointment and the transfer of the Subordinated Notes of such Series in accordance with the Deposit and Custody Agreement. If at the end of 90 days after delivery of such notice, no successor custodian has been appointed or accepted such appointment, the Subordinated Note Custodian may request that certificated Subordinated Notes of such Series in registered form be issued and, upon the issuance of such Subordinated Notes, may terminate the Deposit and Custody Agreement.

In the event that Northern Rock determines that it would become obligated to pay any amount in respect of any deduction or withholding for any taxes or other governmental charges as set forth under "– Payments on the Notes" above, or Northern Rock in its absolute discretion wishes to replace the Subordinated Note Depositary or the Subordinated Note Custodian, Northern Rock may remove the Subordinated Note Depositary or the Subordinated Note Custodian by written notice of such removal effective upon the appointment of a successor depositary or successor custodian, as the case may be, and its acceptance of such appointment.

Obligations of Subordinated Note Depositary and Subordinated Note Custodian

The Subordinated Note Depositary and the Subordinated Note Custodian assume no obligation or liability under the Deposit and Custody Agreement other than to act in good faith without gross negligence or wilful misconduct in the performance of their respective duties under the Deposit and Custody Agreement.

Governing Law and Consent to Service

The Deposit and Custody Agreement and the Global Receipts will be governed by and construed in accordance with the laws of the State of New York. Northern Rock has designated and appointed CT Corporation System at 111 Eighth Avenue, in the Borough of Manhattan, New York City, New York, 10011 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Global Receipts or the Deposit and Custody Agreement which may be instituted in any State or Federal court located in New York City, New York, and has submitted (for the purposes of any such suit or proceeding) to the jurisdiction of any such court in which any suit or proceeding is so instituted.

NOTICE TO INVESTORS

Offers and Sales by the Dealers

The Notes have not been, and will not be, registered under the Securities Act or any other applicable securities laws and may not be offered or sold in the United States except pursuant to an effective registration statement or in accordance with an applicable exemption from the registration requirements of the Securities Act and such other securities laws. Accordingly, the Notes are being offered and sold only (1)(i) to qualified institutional buyers ("**QIBs**"), as defined in Rule 144A under the Securities Act ("**Rule 144A**"), (ii) to institutional investors that qualify as accredited investors ("**Institutional Accredited Investors**"), as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, purchasing for their own account or as fiduciary or agent for others (which others also must be Institutional Accredited Investors unless the purchaser is a bank acting in its fiduciary capacity) for investment purposes and not for distribution in violation of the Securities Act (iii) in offers and sales that occur outside the United States to persons other than U.S. persons in offshore transactions meeting the requirements of Rule 903 of Regulation S under the Securities Act or (iv) in other transactions exempt from the registration under the Securities Act and (2) in compliance with any other applicable securities laws.

Purchasers' Representations and Restrictions on Resale

Each purchaser of Notes (other than a Dealer in connection with the initial issuance and sale of Notes by Northern Rock) and each owner of any beneficial interest therein, will be deemed, by its acceptance or purchase thereof, to have represented and agreed as follows:

1. It is purchasing the Notes for its own account or an account with respect to which it exercises sole investment discretion and it and any such account is either (A) a QIB, and is aware that the sale to it is being made in reliance on Rule 144A or (B) an Institutional Accredited Investor acquiring the Notes for investment purposes and not for distribution in violation of the Securities Act or (C) a foreign purchaser that is outside the United States (or a foreign purchaser that is a dealer or other fiduciary as referred to above).

2. It acknowledges that the Notes have not been registered under the Securities Act or with any securities regulatory authority of any jurisdiction and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below.

3. It understands and agrees that Notes initially offered in the United States to QIBs will be represented by U.S. Global Notes, that Notes initially offered to Institutional Accredited Investors will be represented by physical registered certificates and that Notes offered outside the United States in reliance on Regulation S will be represented by International Global Notes.

4. It shall not resell or otherwise transfer any of such Notes except (A) to Northern Rock or a Dealer or by, through, or in a transaction approved by a Dealer, (B) within the United States to a QIB in a transaction complying with Rule 144A, (C) within the United States to an Institutional Accredited Investor acquiring the Notes for investment purposes and not for distribution in violation of the Securities Act, (D) outside the United States, in compliance with Rule 903 or 904 under the Securities Act, (E) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), or (F) pursuant to an effective registration statement under the Securities Act.

5. It agrees that it will give to each person to whom it transfers the Notes notice of any restrictions on transfer of such Notes.

6. It acknowledges that prior to any proposed transfer of Notes (other than pursuant to an effective registration statement) the holder of such Notes may be required to provide certifications relating to the manner of such transfer as provided in the applicable Indenture.

7. It acknowledges that the Trustee for the Notes will not be required to accept for registration transfer of any Notes acquired by it, except upon presentation of evidence satisfactory to Northern Rock and such Trustee that the restrictions set forth herein have been complied with.

8. It acknowledges that Northern Rock, the Dealers and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that if any of the acknowledgments, representations or agreements deemed to have been made by its

purchase of the Notes are no longer accurate, it shall promptly notify Northern Rock and the Dealers. If it is acquiring the Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgments, representations, and agreements on behalf of each account.

Set forth below is a form of legend which will appear on the face of Notes, other than International Global Notes, and which will be used to notify transferees of the foregoing restrictions on transfer. Additional copies of such notice may be obtained from the Trustee.

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**U.S. SECURITIES ACT**") OR ANY OTHER SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THIS NOTE, AGREES FOR THE BENEFIT OF NORTHERN ROCK PLC (THE "**ISSUER**") THAT THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (1) TO THE ISSUER OR MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, CITIGROUP GLOBAL MARKETS INC., LEHMAN BROTHERS INC. AND MORGAN STANLEY & CO. INCORPORATED (EACH, A "**DEALER**" AND COLLECTIVELY, THE "**DEALERS**") OR BY, THROUGH OR IN A TRANSACTION APPROVED BY A DEALER, (2) SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT ("**RULE 144A**"), TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A) IN ACCORDANCE WITH RULE 144A, (3) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (4) TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a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

For further discussion of the requirements (including the presentation of transfer certificates) under the Indenture to effect exchanges or transfers of interest in Global Notes and Certificated Notes, see "Description of the Notes-Form, Transfer, Exchange and Denomination".

Selling Restrictions

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA would not, if Northern Rock was not an authorised person, apply to Northern Rock; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

General

Unless otherwise stated in the applicable Final Terms, no action has been taken by Northern Rock that would permit a public offering of the Notes or possession or distribution of the Offering Circular or any other offering material in any jurisdiction where action for that purpose is required.

Accordingly, each Dealer has agreed and each further dealer appointed under the Program will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and Northern Rock shall have no responsibility therefor.

With regard to each Series, the relevant Dealer will be required to comply with such other additional restrictions as Northern Rock and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

PLAN OF DISTRIBUTION

The Notes are being offered on a continuous basis for sale by Northern Rock to or through Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, together with such other Dealer as may be appointed by Northern Rock with respect to a particular tranche of Notes (the "Dealers"). One or more Dealers may purchase Notes, as principal, from Northern Rock from time to time for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by any Dealer, or, if so specified in the applicable Final Terms, for resale at a fixed offering price. If Northern Rock and a Dealer agree, a Dealer may also utilize its reasonable efforts on an agency basis to solicit offers to purchase the Notes. Unless otherwise described in an applicable Final Terms, Northern Rock will pay a commission to a Dealer, ranging from .125% to .750% of the principal amount of each Note depending upon its Stated Maturity, for Notes sold through such Dealer as agent. Commissions with respect to Notes with Stated Maturities in excess of 30 years that are sold through a Dealer as an agent of Northern Rock will be negotiated between Northern Rock and such Dealer at the time of such sale.

Unless otherwise specified in an applicable Final Terms, any Note sold to one or more Dealers as principal will be purchased by such Dealers at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale of a Note of identical maturity. A Dealer may sell Notes it has purchased from Northern Rock as principal to certain dealers less a concession equal to all or any portion of the discount received in connection with such purchase. Such Dealer may allow, and such dealers may reallow, a discount to certain other dealers. After the initial offering of Notes, the offering price (in the case of Notes to be resold at a fixed offering price), the concession and the reallowance may be changed.

Northern Rock may withdraw, cancel or modify the offering contemplated hereby without notice and may reject offers to purchase Notes in whole or in part. Each Dealer shall have the right, in its discretion reasonably exercised, to reject in whole or in part any offer to purchase Notes received by it on an agency basis.

In connection with the issue and distribution of any tranche of Notes, the Dealer (if any) disclosed as stabilizing manager in the applicable Final Terms or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Series (as defined herein) of which such tranche forms part at a level higher than that which might otherwise prevail for a limited period in accordance with applicable laws and regulations. However, there may be no obligation on the stabilizing manager or any agent of his to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing, if any, shall be in compliance with all relevant laws and regulations. These transactions may include stabilizing transactions pursuant to which the Dealers, acting directly or through subsidiaries, may bid for or purchase Notes in the open market or otherwise for the purpose of stabilizing the market price of the Notes. The relevant stabilising manager may also create a short position for its account by selling more Notes in connection with the offering than it is committed to purchase from Northern Rock, and in such case may purchase Notes in the open market following completion of the offering to cover all or a portion of such short position.

Neither Northern Rock nor any of the Dealers makes any representation or prediction as to the direction or magnitude of any effect that the transactions described in the immediately preceding paragraph may have on the price of Notes. In addition, neither Northern Rock nor the Dealers makes any representation that the Dealers will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

Northern Rock has agreed to indemnify the Dealers against certain liabilities (including liabilities under the Securities Act) or to contribute to payments the Dealers may be required to make in respect thereof. Northern Rock has also agreed to reimburse the Dealers for certain other expenses.

In the ordinary course of business, the Dealers and their affiliates may have engaged in and may in the future engage in investment and/or commercial banking transactions with Northern Rock.

SETTLEMENT

Unless otherwise specified in the applicable Final Terms, payment of the purchase price of the Notes will be required to be made in immediately available funds in the applicable Specified Currency in New York City three Business Days after the trade date.

WHERE YOU CAN FIND MORE INFORMATION

The Group's consolidated financial statements, consisting of the consolidated balance sheets of Northern Rock plc and its subsidiaries as of December 31, 2004 and 2003, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the three years in the period ended December 31, 2004 and the notes to the accounts, are set out on pages F-1 to F-87. These consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United Kingdom and reported on by PricewaterhouseCoopers LLP, the Reporting Accountants, whose report is included on page F-3. Copies of Northern Rock's subsequent audited consolidated financial statements and unaudited semi-annual financial statements, if any, which will be prepared in accordance with IFRS (see "Recent Developments"),will be attached hereto and incorporated herein by reference. Such financial statements will not be distributed to holders of outstanding Notes, but will be available to such holders upon request. Requests for copies of such financial statements should be directed to the Company Secretary, Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL, United Kingdom (fax +44-191-279-4130).

Northern Rock is a limited liability company incorporated in England and Wales under the U.K. Companies Act 1985. Northern Rock no longer files reports and other information with the Securities and Exchange Commission under the Exchange Act. In order to preserve the exemption for resales and other transfers under Rule 144A, Northern Rock has agreed to furnish the information required to be delivered pursuant to Rule 144A(d)(4) if a noteholder or prospective purchaser specified by a registered holder requests such information. Northern Rock will continue to provide such reports for so long as it is neither subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act nor exempt from such reporting requirements pursuant to Rule 12g3-2(b).

REPORTING ACCOUNTANTS

The consolidated financial statements of Northern Rock included in this Offering Circular have been reported on by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

LEGAL OPINIONS

The validity of the Notes will be passed upon for Northern Rock by Sidley Austin Brown & Wood, and for the Dealers by Simpson Thacher & Bartlett LLP, London, England.

Listing

Application has been made to list the Notes issued under the Program on the EuroMTF. In connection with the listing of the Notes on the EuroMTF a legal notice relating to the issue and the constitutional documents of Northern Rock will be filed with the Luxembourg Trade and Companies Register (*Registre de Commerce de société à Luxembourg*), where copies of these documents may be obtained upon request. The EuroMTF has allocated the number 13022 to the Program for listing purposes.

Authorisation

The Program has been established and Notes have been and will be issued thereunder pursuant to authority granted by the Board of Directors of Northern Rock, or a duly authorised committee thereof, on April 27, 1999, May 25, 1999, February 27, 2001, June 8, 2001 and June 18, 2004, as each such authority may be supplemented from time to time.

Significant Change

Except as disclosed herein, as of the date of this Offering Circular there has been no significant change in the financial or trading position or results of operations of Northern Rock on a consolidated basis. Except as disclosed herein, as of the date of this Offering Circular there has been no material adverse change in the financial position or prospects of Northern Rock on a consolidated basis since the Group's last audited consolidated financial statements.

Litigation

Northern Rock is not, nor has it been involved in any legal or arbitration proceedings, nor, to Northern Rock's knowledge, are any legal or arbitration proceedings pending or threatened involving Northern Rock, which may have or have had during the 12 months prior to the date of this Offering Circular a significant effect on the financial position of Northern Rock on a consolidated basis.

Financial Statements

The Group's consolidated financial statements, consisting of the consolidated balance sheets of Northern Rock plc and its subsidiaries as of December 31, 2004 and 2003, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the three years in the period ended December 31, 2004 and the notes to the accounts, are set out on pages F-1 to F-87. These consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United Kingdom and reported on by PricewaterhouseCoopers LLP, the Reporting Accountants, whose report is included on page F-3.

Clearing Systems

The Notes have been accepted for clearance through the DTC, Euroclear and Clearstream, Luxembourg systems. The appropriate DTC number, Common Code and ISIN for each tranche allocated by DTC, Euroclear and Clearstream, Luxembourg, as applicable, and details of any other agreed clearing system will be contained in the relevant Final Terms. Transactions will normally be effected for settlement not earlier than three days after the date of the transaction.

Documents Available for Collection and Inspection

From the date hereof and throughout the lifetime of the Program, this Offering Circular, copies of Northern Rock's Memorandum and Articles of Association, its audited consolidated financial statements for the fiscal year ended December 31, 2004, any subsequent unaudited semi-annual interim financial statements and any future offering circulars and supplements (including the Final Terms with respect to listed Notes) to this Offering Circular will be available for collection without charge from, and copies of the Senior Indenture and the Subordinated Indenture (incorporating the forms of the Restricted Global Notes, International Global Notes and Certificated Notes), the Luxembourg Paying and Transfer Agency Agreement, the Deposit and Custody Agreement and the Program Agreement will be available for inspection during normal office hours at, the office of the Luxembourg Paying Agent in Luxembourg, the principal office of the Trustee in New York, New York and the registered

office of Northern Rock. Copies of Northern Rock's current annual report and all subsequent annual reports will also be available for collection without charge as above, however such annual report and annual reports are not incorporated by reference into this Offering Circular and the content thereof should not be relied upon by any investor in respect of the Notes.

Index to Financial Information

Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the Reporting Accountants' report set out on page F-3, is made with a view to distinguishing the respective responsibilities of the Directors and of the Reporting Accountants in relation to the financial statements.

The Directors of Northern Rock plc are required by U.K. company law to prepare financial statements which give a true and fair view of the state of affairs of the Group as at the end of the year and of the profit or loss for the year. They are also responsible for ensuring that proper and adequate accounting records have been maintained and that reasonable procedures have been followed for safeguarding the assets of the Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the financial statements, appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates have been used, and that applicable accounting standards have been followed.

Reporting Accountants' Report

The following is the text of a report received by the Board of Directors of Northern Rock plc from PricewaterhouseCoopers LLP, the Reporting Accountants:

The Directors
Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

July 12, 2005

Dear Sirs,

Northern Rock plc

We report on the consolidated financial statements consisting of the consolidated balance sheets of Northern Rock plc and its subsidiaries as of December 31, 2004 and 2003, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the three years in the period ended December 31, 2004 and the notes to the accounts set out on pages F7 to F87. These consolidated financial statements have been prepared for inclusion in the Offering Circular for the US$10,000,000,000 Senior/Subordinated Medium-Term Notes of Northern Rock plc (the "Offering Circular") dated July 12, 2005, on the basis of the accounting policies set out in Note 1 to the consolidated financial statements.

Responsibilities

As described on page F2, the directors of Northern Rock plc are responsible for preparing the consolidated financial statements on the basis of preparation set out in Note 1 and in accordance with accounting principles generally accepted in the United Kingdom.

It is our responsibility to form an opinion as to whether the consolidated financial statements give a true and fair view, for the purposes of the Offering Circular, and to report our opinion to you.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reports issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information underlying the consolidated financial statements and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the consolidated financial statements give, for the purposes of the Offering Circular dated July 12, 2005, a true and fair view of the state of affairs of Northern Rock plc as at the dates stated and of its profits and cash flows for the periods then ended in accordance with the basis of preparation set out in Note 1 and in accordance with the accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain material respects from accounting principles generally accepted in the United States of America. The application of the latter, after the restatement referred to in note 45 would have affected the determination of consolidated net profit expressed in pounds sterling for each of the three years at December 31, 2004, 2003 and 2002, to the extent summarised in notes 45 and 46 to the consolidated financial statements.

Yours faithfully,

PricewaterhouseCoopers LLP
Chartered Accountants
Newcastle upon Tyne, England

Consolidated Profit and Loss Account

For the years ended 31 December

	Note	2004	2003 (as restated)	2002 (as restated)
		£m	£m	£m
Interest receivable				
– interest receivable and similar income arising from debt securities	3	205.7	159.1	164.0
– other interest receivable and similar income	3	1,760.3	1,279.9	1,238.3
– securitisation interest receivable	16	998.5	696.0	415.3
– securitisation interest payable	16	(953.9)	(538.3)	(323.7)
		2,010.6	1,596.7	1,493.9
Interest payable	4	(1,568.6)	(1,164.8)	(1,117.2)
Income from equity shares and other variable yield securities		24.9	18.8	14.5
Net interest income		466.9	450.7	391.2
Fees and commissions receivable		292.6	216.9	186.3
Fees and commissions payable		(60.1)	(43.1)	(28.8)
Other operating income		31.5	27.9	12.3
Surplus on sale of credit card portfolio	5	–	7.3	–
Total other income		264.0	209.0	169.8
Total income		730.9	659.7	561.0
Administrative expenses				
– operating expenses		(203.5)	(178.0)	(156.8)
– non-recurring		–	(5.6)	(2.3)
– covenant to The Northern Rock Foundation		(21.6)	(19.3)	(16.3)
Total administrative expenses	6	(225.1)	(202.9)	(175.4)
Depreciation and amortisation				
– tangible fixed assets		(19.0)	(16.5)	(13.0)
– goodwill	20	(3.6)	(3.6)	(1.5)
Operating expenses		(247.7)	(223.0)	(189.9)
Provisions for bad and doubtful debts	9	(56.5)	(48.7)	(43.1)
Provisions against fixed asset investments	17, 18	4.5	(1.4)	(2.6)
Profit on ordinary activities before tax		431.2	386.6	325.4
Tax on profit on ordinary activities	10	(125.0)	(112.2)	(96.5)
Profit on ordinary activities after tax		306.2	274.4	228.9
Dividends	12	(110.0)	(96.3)	(83.4)
Profit retained for the financial year	33	196.2	178.1	145.5
Earnings per Ordinary Share	13	74.1p	66.6p	55.4p
Fully diluted earnings per Ordinary Share	13	73.5p	66.0p	54.9p

All results arise from continuing operations.

The notes on pages F-7 to F-87 form an integral part of these accounts.

Consolidated Balance Sheet

At 31 December

	Note	2004	2003
			(as restated)
		£m	£m
Assets			
Cash and balances at central banks		**10.2**	11.6
Loans and advances to banks	14	**3,305.4**	3,450.2
Loans and advances to customers not subject to securitisation	15	**32,869.3**	27,355.8
Loans and advances to customers subject to securitisation	16	**22,339.2**	15,678.7
Less: non-recourse finance	16	**(22,103.7)**	(14,832.4)
		33,104.8	28,202.1
Debt securities	17	**4,742.2**	4,185.5
Equity shares and other variable yield securities	18	**575.6**	410.8
Intangible fixed assets	20	**27.1**	30.7
Tangible fixed assets	21	**208.2**	179.1
Other assets	22	**69.6**	76.6
Prepayments and accrued income	23	**746.9**	564.8
Total assets		**42,790.0**	37,111.4
Liabilities			
Deposits by banks	24	**1,201.6**	1,461.5
Customer accounts	25	**20,342.0**	18,797.3
Debt securities in issue	26	**16,781.6**	13,060.1
Other liabilities	27	**335.6**	338.8
Accruals and deferred income	28	**539.8**	475.3
Provisions for liabilities and charges	22	**31.8**	19.0
Subordinated liabilities	29	**1,515.7**	1,119.5
Reserve capital instruments	30	**300.0**	300.0
Tier one notes	31	**200.0**	200.0
Total subordinated liabilities		**2,015.7**	1,619.5
Shareholders' funds			
Equity			
Ordinary shares, 25p par value (authorised 614,000,000, issued 421,226,000)	32	**105.3**	105.3
Foundation shares, 25p par value (authorised 104,500,000, issued 74,333,500)	32	**18.6**	18.6
Share premium account	33	**6.8**	6.8
Capital redemption reserve	33	**7.3**	7.3
Profit and loss account	33	**1,403.9**	1,201.9
	35	**1,541.9**	1,339.9
Total liabilities		**42,790.0**	37,111.4
Memorandum items			
Commitments	36 (v)	**1,488.5**	1,018.5

The notes on pages F-7 to F-87 form an integral part of these accounts.

Consolidated Cash Flow Statement

For the years ended 31 December

	Note	2004	2003	2002
		£m	£m	£m
Net cash inflow from operating activities	41	**33.2**	845.8	106.1
Returns on investments and servicing of finance	42	**(111.0)**	(86.9)	(68.4)
Taxation		**(106.0)**	(96.0)	(91.4)
Capital expenditure and financial investment	42	**(817.5)**	(419.5)	(199.9)
Acquisitions and disposals		**–**	217.0	(127.6)
Equity dividends paid		**(100.6)**	(87.6)	(74.1)
Net cash (outflow)/inflow before financing		**(1,101.9)**	372.8	(455.3)
Financing	42	**396.1**	–	725.0
(Decrease)/increase in cash	43	**(705.8)**	372.8	269.7

The notes on pages F-7 to F-87 form an integral part of these accounts.

Statement of Total Recognised Gains and Losses

For the years ended 31 December

	2004	2003	2002
		(as restated)	(as restated)
	£m	£m	£m
Profit retained	**196.2**	178.1	145.5
Total recognised gains and losses for the period	**196.2**	178.1	145.5
Prior year adjustment – UITF 38 (note 2a)	**0.3**		
Total gains and losses recognised since the last annual accounts	**196.5**		

Notes to the Accounts

1. Principal accounting policies

Accounting convention

The accounts have been prepared under the historical cost convention and in accordance with the special provisions of Part VII of the Companies Act 1985 relating to banking companies and banking groups, applicable UK accounting standards and the Statements of Recommended Practice issued by the British Bankers' Association.

Accounting policies are unchanged from 2003 except that the Group has implemented the requirements of UITF 38 "Accounting for ESOP trusts". The impacts of this change are detailed in note 2a to the accounts.

Basis of consolidation

The consolidated accounts include the results of the Company and its subsidiary undertakings all of which have accounting periods ending 31 December. Unless otherwise stated, the acquisition method of accounting has been adopted.

Taxation

Corporation tax is charged in the accounts based on the profit for the year as adjusted for taxation purposes.

Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Deferred tax is provided on a non-discounted basis.

Tangible fixed assets and depreciation

Depreciation is provided in order to write down fixed assets, which are included at cost, to their estimated residual value over their anticipated useful lives as follows:

Freehold land and buildings	100 years
Long leasehold land and buildings	Over the period of the lease up to 100 years
Short leasehold land and buildings	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
- plant	30 years
- furniture	10 years
- other	5 years
Computer equipment	
- PCs	3 years
- other	5 years
Motor vehicles	4 years

Where the cost of freehold land can be identified separately from buildings on acquisition, the land value is not depreciated. Provision is made for diminution in value of any fixed asset where an impairment is identified. Annual impairment reviews are carried out for fixed assets with an expected remaining life over 50 years. The resulting net book value is then written off over its remaining anticipated useful life.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of tangible fixed assets. The costs of financing assets in the course of construction are not included in the costs of the assets.

Goodwill

Goodwill arises on the acquisition of subsidiary and associated undertakings. It represents the excess of cost over fair value of the Group's share of net assets acquired. It is capitalised as an intangible fixed asset and is amortised through the profit and loss account on a straight line basis over its expected useful economic life. The expected useful economic life is determined at the time of acquisition by considering the nature of the business acquired and the period of time over which the value of the business is expected to exceed the value of its net assets. This period is 10 years for recent acquisitions.

1. Principal accounting policies (continued)

Goodwill (continued)

Goodwill is subject to impairment reviews in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". The carrying value is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs.

Leased assets

Rentals payable under operating leases are charged to administrative expenses as incurred over the lease term.

Securities

Debt securities and equity shares ("securities") are held with the intention of use on a continuing basis and are stated at cost, adjusted to exclude accrued interest at the date of purchase, less provision for any permanent diminution in value.. A similar adjustment for accrued interest is made on realisation. Where the adjusted purchase price differs from the nominal value, the premium or discount is amortised or released on an effective yield basis over the period to maturity.

Securities sold subject to repurchase agreements are retained on the balance sheet where the Group retains the risks and rewards of ownership. Funds received under such agreements are included within deposits by banks or customer accounts. Securities purchased under a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership, and the purchase price is included within either loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest receivable or interest payable as appropriate.

Pension costs

Northern Rock operates a Defined Benefit Scheme and a Defined Contribution Scheme. Contributions to the Northern Rock Defined Benefit Pension Scheme are charged to the profit and loss account with the objective of spreading the cost over the employees' working lives within the Scheme. Costs are based upon actuarial advice following the most recent valuation of the Scheme. The costs of the Defined Contribution Scheme are charged to the profit and loss account for the period in which they are incurred. The disclosure requirements of FRS17 "Retirement Benefits" are being adopted under transitional arrangements.

Further information on pension arrangements is set out in note 7 to the accounts.

Provisions for bad and doubtful debts

Provisions against loans and advances are based upon assessments of the losses that are anticipated on outstanding balances at the year-end. The amount charged to the profit and loss account comprises amounts written off during the year plus the net change in the amounts provided. Bad debts are written off in part or in whole when a loss has been confirmed. The loss provisioning methodology is as follows:

Advances secured on owner-occupied residential property

Specific provision

Where the collection of interest and/or principal on an individual loan is in doubt a specific provision is recorded. Specific provisions are calculated using a model which is used to evaluate losses based on historical default experience and other appropriate risk factors related to the delinquent loan portfolio at a given point in time. All loans which are three or more payments overdue are evaluated using the model to identify the need for a specific provision. Loans six or more payments overdue and properties in possession are evaluated on an individual basis to measure potential loss. Various factors are considered in this evaluation including, but not limited to, collateral valuations, expected recoveries from mortgage indemnity guarantees and estimated recovery costs.

General provision

A general provision is maintained to cover inherent losses in the loan portfolio related to loans that have not yet been specifically identified as impaired. A statistically based model is used to calculate the appropriate general provision for each completion year. The model considers appropriate risk factors specific to the loan portfolio and historical default experience. Other factors, including economic conditions, are also considered by management in determining the appropriate level of reserves required at a given point in time.

1. Principal accounting policies (continued)

Provisions for bad and doubtful debts (continued)

Interest in respect of all loans is credited to the profit and loss account as it becomes receivable. Once a property is taken into possession interest charges are suspended. If a property is sold at sufficient value, interest previously suspended is added back to the loan and released to the profit and loss account.

Other secured advances
Specific provision is made as appropriate in respect of loans and advances that are identified as impaired at the balance sheet date, based on payment history, loan balance and net realisable value. Interest is suspended on loans identified as impaired if its recovery is deemed unlikely. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Unsecured lending
Specific provision is made against all loans where three or more payments are overdue. In calculating the required provision an appropriate factor is applied based on the number of overdue payments, which is subject to periodic review to ensure its continuing applicability based on current experience, to reflect the probability that not all such loans will result in eventual losses. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Repairs and renewals

Repairs, renewals and refurbishments of a non-capital nature are charged to administrative expenses in the year in which the expenditure is incurred.

Deferred income

The Company has entered into insurance arrangements with Northern Rock Mortgage Indemnity Company Limited, a wholly owned subsidiary, to cover a proportion of future losses on certain residential secured loans with high loan to value ratios. In the Group accounts, income from risk charges paid by customers in relation to such loans is deferred and is included in the balance sheet under the heading "accruals and deferred income". The deferred income is released to the profit and loss account on a level yield basis over the life of the loan.

Derivatives

Derivatives comprise, mainly, currency and interest rate swaps, forward rate agreements, foreign exchange forwards and financial futures and options. All transactions are undertaken for hedging purposes.

Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged. Consequently, profits and losses on the hedges are recognised on a similar accounting basis as the profits or losses on the underlying item or items being hedged. They are therefore recognised in the financial statements as adjustments to the profit or loss of the item or items being hedged. To the extent necessary to achieve a consistent timing of income recognition on the item or items being hedged, deferred gains or losses are included in the balance sheet under the headings "accruals and deferred income" and "prepayments and accrued income". Profits and losses on early termination of contracts that modify the characteristics of designated items are deferred and amortised over the remaining lives of the hedged items. Income and expenses on hedges are recognised as adjustments to interest receivable and interest payable.

When a derivative no longer represents a hedge, because either the underlying asset, liability or position has been extinguished or derecognised, it is restated to market value. Any profit or loss is accounted for in interest income or expense. It is then either redesignated as a hedge of a different asset, liability or position, is disposed of, or the position is otherwise closed, and accounted for accordingly. Where a derivative is no longer a hedge because it ceases to be effective, it is restated to market value and any profit or loss arising is deferred and amortised into interest income or expense over the remaining life of the item previously being hedged.

Foreign currency transactions

Interest income and expense denominated in foreign currency is translated into sterling at the rate of exchange current on the date of the receipt or payment, unless it is hedged, in which case it is translated at the underlying rate of exchange inherent in the associated hedge contract. Assets and liabilities denominated in foreign currency that are hedged by means of matching foreign currency contracts are included in the balance sheet at the exchange rate inherent in those contracts.

1. Principal accounting policies (continued)

Foreign currency transactions (continued)

Other assets and liabilities denominated in foreign currency are included at the rate of exchange current at the balance sheet date.

Exchange differences arising on currency conversion are dealt with in the profit and loss account.

Mortgage incentives

Incentive costs of discount, fixed rate and other similar mortgage products are expensed in equal annual amounts over the effective incentive clawback period for early redemption of these products. Early repayment charges, designed to recover incentive costs, are normally charged to customers on prepayment of loans within contractually agreed periods of time, ie the clawback period. Other forms of incentives, such as valuation fees which are not directly linked to the interest rate on the mortgage, are expensed through the profit and loss account as they are incurred.

All incentives which are not subject to incentive clawback periods and any excess cost of an incentive over and above the cost recoverable by the clawback are written off as incurred. The costs of mortgage incentives are charged against interest receivable.

Securitisation

Securitisation transactions are reported in accordance with FRS 5 "Reporting the Substance of Transactions". Where assets are sold under securitisation, if there is no significant change to the Group's rights and benefits to those assets and its exposure is limited to a fixed monetary ceiling, linked presentation is used. Under linked presentation, only the net amount of the Group's interests in the assets is consolidated, and the related gross amounts are shown on the face of the balance sheet. The interest attributable to the Northern Rock Group is included in the profit and loss account under the heading "interest receivable". The other income and expenses are included within "other operating income". Where the conditions for linked presentation are not met, the transactions are accounted for by separate presentation of the gross assets and the related funding, and all profit and loss transactions are included within the appropriate captions in the profit and loss account. The special purpose vehicles used for these transactions are accounted for as quasi subsidiaries (see note 16).

Revenue recognition

Interest income is recognised in the profit and loss account on an accruals basis, except for income on loans taken into possession which is taken to income when it is received.

Fees receivable from customers to reimburse the Group for costs incurred are taken to the profit and loss account when due. Fees receivable relating to ongoing services are taken to income when the related service is performed, and fees in lieu of interest are taken to income on a level yield basis over the life of the loan.

Notes to the Accounts

2. Prior year adjustment and change in presentation

a) Accounting for ESOP trusts – prior year adjustment

The Group has implemented the requirements of Urgent Issue Task Force ("UITF") Abstract 38 – "Accounting for ESOP Trusts" with effect from 1 January 2004. As a result, holdings of Ordinary Shares in Northern Rock plc owned by the Group's employee share ownership trusts are now shown as a deduction from shareholders' funds. Previously they were shown as part of other assets in the balance sheet. Purchases and sales of Northern Rock plc Ordinary Shares are now accounted for as movements in shareholders' funds and no gains and losses are reflected in the profit and loss account. UITF Abstract 38 also amends UITF Abstract 17 – "Employee Share Schemes" to reflect the consequences for the profit and loss account of the changes in the presentation of an entity's own shares held by an ESOP trust. The charge to the profit and loss account in respect of shares and share options granted to employees that are expected to be met from shares held by employee share trusts is now based on the difference between the value on the date of grant and the exercise price. Previously, where shares were purchased to meet these obligations, the charge was based on the carrying value of the shares.

The effect of this change in accounting policy, which has been accounted for as a prior year adjustment, is to increase staff costs and decrease profit for the year ended 31 December 2004 by £0.1m (year to 31 December 2003 - £0.2m; year to 31 December 2002 £0.8m). The effect on other assets, other liabilities, staff costs and shareholders' funds at the balance sheet dates is as follows:

	2004	2003	2002
	£m	£m	£m
Reduction in shareholders' funds – beginning of year (note 33)	**(48.0)**	(44.5)	(26.2)
Movement in relation to own shares (note 34)	**5.8**	(3.3)	(17.5)
Increase in staff costs during year	**(0.1)**	(0.2)	(0.8)
Reduction in shareholders' funds – end of year	**(42.3)**	(48.0)	(44.5)
The reduction in shareholders' funds comprises:			
Reduction in other assets	(42.3)	(48.8)	(45.2)
Reduction in other liabilities	–	0.8	0.7
	(42.3)	(48.0)	(44.5)

The cumulative difference in the amount credited through the Group profit and loss account in the period up to 31 December 2003 amounted to £0.3m (2002 - £0.5m).

b) Securitisation – change in presentation

Interest payable on securitised bonds is deducted from interest receivable on securitised assets on the face of the profit and loss account using linked presentation. Until 2002 the linked presentation was included within other income but has now been changed to be included within interest receivable. This change has no impact on total income or profit and results in a more appropriate disclosure of net interest income.

3. Interest receivable

Other interest receivable and similar income	2004 £m	2003 £m	2002 £m
On secured advances	**1,348.2**	983.3	984.1
On other lending	**412.1**	296.6	254.2
	1,760.3	1,279.9	1,238.3

Interest receivable and similar income arising from debt securities includes £2.8m relating to net gains (2003 £2.9m net losses, 2002 £8.3m net losses) on sales of available for sale securities (see note 45 (g)).

4. Interest payable

	2004 £m	2003 £m	2002 £m
On retail customer accounts	**689.7**	559.5	575.6
On other deposits and loans	**760.6**	514.6	467.7
On subordinated liabilities	**85.5**	62.0	51.3
On reserve capital instruments	**19.8**	17.3	18.3
On tier one notes	**13.0**	11.4	4.3
Total interest payable on subordinated liabilities	**118.3**	90.7	73.9
	1,568.6	1,164.8	1,117.2

5. Sale of credit card portfolio

On 30 May 2003, the Group sold its credit card portfolio to The Co-operative Bank. The surplus on sale amounted to £7.3m and is recorded in other income. The credit card portfolio comprised approximately 90,000 accounts with outstanding balances of £217m. As part of the agreement Northern Rock will offer credit cards, issued by The Co-operative Bank, to Northern Rock customers under the Northern Rock brand.

6. Administrative expenses

	2004	2003 (as restated)	2002 (as restated)
	£m	£m	£m
Wages and salaries	**101.4**	85.3	72.8
Social security costs	**8.9**	7.0	5.3
Other pension costs	**9.0**	8.7	7.8
Total staff costs	**119.3**	101.0	85.9
Other administrative expenses	**105.8**	96.3	87.2
Non-recurring expenses – see below	**–**	5.6	2.3
	225.1	202.9	175.4
Other administrative expenses include the following:			
Hire of equipment	**5.5**	5.4	4.4
Property rentals	**3.1**	2.8	3.8
Remuneration of auditors: statutory audit	**1.1**	0.9	0.8
further assurance services	**1.0**	0.4	0.4
	2.1	1.3	1.2

Remuneration of auditors for audit work for the Company amounted to £0.7m (2003 £0.6m, 2002 £0.6m).

Included in "statutory audit" fees are the costs of the audit of the Group's U.K. financial statements, costs of the audit of the Group's Form 20-F filings with the SEC and the audit of the financial statements of securitisation quasi-subsidiaries.

Further assurance services primarily relates to costs associated with new securitisation transactions and the raising of wholesale funding. The total for 2003 and 2004 also includes the cost of advice in relation to preparations for the implementation of International Financial Reporting Standards.

It is the Group's policy to use the auditors on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants.

Non-recurring expenses	£m	£m	£m
Wages and salaries	–	0.5	–
Social security costs	–	0.1	–
Total staff costs	–	0.6	–
Other administrative expenses	–	5.0	2.3
	–	5.6	2.3

Non-recurring costs in 2003 represents costs incurred in relation to the closure of certain branches and in 2002 costs incurred on the acquisition of the banking subsidiaries of Legal & General.

	2004		2003		2002	
	Full time	**Part time**	Full time	Part time	Full time	Part time
Average number of staff (including Executive Directors) employed by the Group	**3,916**	**1,064**	3,448	952	3,020	792

7. Pension commitments

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted-out, defined benefit section of the Scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the contracted-in defined contribution section of the Scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

The Company has continued to account for pensions in accordance with SSAP 24. FRS 17 "Retirement Benefits" was issued in November 2000 but requires only phased transitional disclosures for the Company until the year ended 31 December 2005. These disclosures, to the extent not given in (a), are set out in (b) below.

(a) The most recent triennial valuation of the Scheme was performed as at 5 April 2003 by Watson Wyatt LLP, consulting actuaries, using the projected unit method. The principal actuarial assumptions adopted in that valuation were that, over the long term, the rate of return on existing and future investments will exceed pension increases by 3.50% per annum and increases in pensionable earnings by 2.25% per annum. At 5 April 2003, the market value of the fund was £158.6m which represented 97.3% of the market value of the benefits that had accrued to the valuation date. The next full actuarial valuation is due to be carried out as at 5 April 2006.

During 2004, the Company paid employer's contributions 15.9% of basic pensionable earnings throughout the year (2003 14.8% until 5 April 2003 and 15.9% thereafter 2002 13.8% until 5 April 2002 and 14.8% thereafter) in respect of the defined benefit section of the Scheme. In addition, members of the defined benefit section of the Scheme made employee contributions of 5% (2003 5%, 2002 5%). During 2004, the Company paid employer's contributions in respect of the defined contribution section of the Scheme at an average rate of 6.0% (2003 6.0%, 2002 6.0%). Additional National Insurance costs were also incurred as a result of the defined contribution section of the Scheme being contracted-in to SERPS. In addition, members of the defined contribution section of the Scheme paid contributions at an average rate of 4.3% (2003 4.3%, 2002 4.3%).

The total pensions charge to the Group profit and loss account for 2004, as calculated by Watson Wyatt LLP, independent qualified actuaries, in respect of employer's contributions to the Northern Rock Pension Scheme, was £8.9m (2003 £8.6m, 2002 £7.7m), of which £7.1m was in respect of the defined benefit scheme (2003 £7.0m, 2002 £6.5m) and £1.8m in respect of the defined contribution scheme (2003 £1.6m, 2002 £1.2m). The charge for the defined benefit scheme in 2004 includes £3.7m arising from the underfunding of the Scheme adjusted for the level of prepayment (2003 £3.6m, 2002 £1.6m). In accordance with SSAP 24, surpluses and deficiencies, adjusted for the level of prepayment, are being amortised over the average remaining service lives of the employees in the defined benefit scheme, estimated at 13 years.

The prepayment in relation to the Scheme at 31 December 2004 was £28.9m (2003 £30.6m, 2002 £32.1m).

(b) The valuation used for FRS 17 disclosures has been based on the most recent triennial actuarial valuation at 5 April 2003 and updated by Watson Wyatt LLP to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at 31 December 2004. Scheme assets are stated at their market value at 31 December 2004.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

	2004	2003	2002
Discount rate	**5.30%**	5.40%	5.60%
Inflation rate	**2.75%**	2.65%	2.30%
Pensions in payment increases	**3.10%**	3.00%	3.00%
Deferred pensions increases	**2.75%**	2.65%	2.30%
Salary increases	**4.50%**	4.40%	4.05%

7. Pension commitments (continued)

The assets in the Scheme and the expected rate of return were:

	Long-term rate of return expected at 31 Dec 2004	Market value at 31 Dec 2004 £m	Long-term rate of return expected at 31 Dec 2003	Market value at 31 Dec 2003 £m	Long-term rate of return expected at 31 Dec 2002	Market value at 31 Dec 2002 £m
Equities	**8.1%**	**106.2**	8.1%	96.0	8.6%	79.6
Bonds	**5.0%**	**80.4**	5.1%	74.9	4.5%	66.6
Property	**6.7%**	**12.0**	6.8%	7.4	6.5%	7.6
Cash	**4.8%**	**1.1**	3.8%	1.2	4.0%	0.4
Total	**6.7%**	**199.7**	6.8%	179.5	6.7%	154.2

	31 Dec 2004 £m	31 Dec 2003 £m	31 Dec 2002 £m
Scheme deficit:			
Total market value of assets	**199.7**	179.5	154.2
Present value of Scheme liabilities	**(251.4)**	(226.1)	(181.7)
Deficit in the Scheme	**(51.7)**	**(46.6)**	(27.5)
Related deferred tax asset	**15.5**	**14.0**	8.3
Net pension liability	**(36.2)**	**(32.6)**	(19.2)

Proforma reserves:	31 Dec 2004 £m	31 Dec 2003 (as restated) £m	31 Dec 2002 (as restated) £m
Profit and loss reserve	**1,403.9**	1,201.9	1,071.6
Pension liability	**(36.2)**	(32.6)	(19.2)
Less SSAP 24 pension fund prepayment net of related deferred tax asset of £8.7m (2003 £9.2m, 2002 £9.6m)	**(20.2)**	(21.4)	(22.5)
Proforma profit and loss reserve if FRS 17 adopted	**1,347.5**	1,147.9	1,029.9

The position shown represents the funded status of the Scheme based on market conditions at 31 December 2004. Market related calculations such as these are subject to daily variations. The deficit disclosed does not represent a debt on the employer. Contributions to the Scheme will continue to be determined in accordance with the Trustees' funding valuation, the next one being due in April 2006, or any interim valuations undertaken by the Trustees or the Company. The rules of the Northern Rock Pension Scheme (final salary section) permit both employer and employee pensions contributions to be increased to meet part of any deficit.

The following disclosures show the amounts that would have been chargeable to the profit and loss account and to the statement of total recognised gains and losses in respect of the non-money purchase benefits provided by the Scheme if FRS 17 had been fully implemented in 2004.

7. Pension commitments (continued)

Analysis of the amount chargeable to administrative expenses

	2004 £m	2003 £m	2002 £m
Current service cost	8.4	6.8	7.4
Past service cost	–	–	–
Total chargeable to administrative expenses	8.4	6.8	7.4

Analysis of the amount chargeable to interest receivable

	2004 £m	2003 £m	2002 £m
Expected return on pension scheme assets	12.3	10.5	9.6
Interest on pension scheme liabilities	(12.3)	(10.3)	(9.6)
Net return	–	0.2	–

Analysis of the amount recognisable in the statement of total recognised gains and losses

	2004 £m	2003 £m	2002 £m
Actual return less expected return on pension scheme assets	4.3	10.0	(28.3)
Experience gains and losses arising on Scheme liabilities	3.0	(5.0)	1.0
Changes in assumptions underlying the present value of Scheme liabilities	(10.0)	(23.4)	(4.1)
Actuarial loss recognisable in statement of total recognised gains and losses	(2.7)	(18.4)	(31.4)

Movement in deficit during the year

	2004 £m	2003 £m	2002 £m
Deficit in Scheme at 1 January	(46.6)	(27.5)	(28.5)
Movement in year:			
Contributions paid by the Company	6.0	5.9	39.8
Current service cost	(8.4)	(6.8)	(7.4)
Past service cost	–	–	–
Net return	–	0.2	–
Actuarial loss	(2.7)	(18.4)	(31.4)
Deficit in Scheme at 31 December	(51.7)	(46.6)	(27.5)

7. Pension commitments (continued)

History of experience gains and losses

	2004	2003	2002
Difference between expected and actual return on Scheme assets			
Amount (£m)	**4.3**	10.0	(28.3)
Percentage of Scheme assets	**2.2%**	5.6%	(18.4%)
Experience gains and losses on Scheme liabilities			
Amount (£m)	**3.0**	(5.0)	1.0
Percentage of present value of Scheme liabilities	**1.2%**	(2.2%)	0.6%
Total amount recognisable in statement of total recognised gains and losses			
Amount (£m)	**(2.7)**	(18.4)	(31.4)
Percentage of present value of Scheme liabilities	**(1.1%)**	(8.1%)	(17.3%)

8. Directors' emoluments

Full details of Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 91 to 108.

9. Provisions for bad and doubtful debts

	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
At 1 January 2002:				
Specific provision	5.1	1.1	23.2	29.4
General provision	14.6	9.7	7.7	32.0
	19.7	10.8	30.9	61.4
On acquisition during 2002:				
Specific provision	0.3	–	–	0.3
General provision	4.0	–	–	4.0
	4.3	–	–	4.3
Profit and loss account:				
Increase/ (decrease) in provisions during 2002:				
Specific provision	3.4	0.2	28.1	31.7
General provision	3.6	(1.3)	10.8	13.1
Adjustment to provisions resulting from recoveries:				
Specific provision	(1.1)	–	(0.6)	(1.7)
	5.9	(1.1)	38.3	43.1
Amounts written off during 2002:				
Specific provision	(5.0)	–	(20.9)	(25.9)
At 31 December 2002:				
Specific provision	2.7	1.3	29.8	33.8
General provision	22.2	8.4	18.5	49.1
	24.9	9.7	48.3	82.9
Profit and loss account:				
Increase/(decrease) in provisions during 2003:				
Specific provision	4.8	1.4	26.1	32.3
General provision	9.5	0.3	10.0	19.8
Adjustment to provisions resulting from recoveries:				
Specific provision	(0.7)	–	(2.7)	(3.4)
	13.6	1.7	33.4	48.7
Amounts written off during 2003:				
Specific provision	(3.7)	(0.8)	(25.8)	(30.3)
At 31 December 2003:				
Specific provision	3.1	1.9	27.4	32.4
General provision	31.7	8.7	28.5	68.9
	34.8	10.6	55.9	101.3
Profit and loss account:				
Increase/(decrease) in provisions during 2004:				
Specific provision	5.0	0.3	41.9	47.2
General provision	1.4	2.5	8.3	12.2
Adjustment to provisions resulting from recoveries:				
Specific provision	(0.9)	(0.1)	(1.9)	(2.9)
	5.5	2.7	48.3	56.5
Transfers				
General provision	(0.2)	–	0.2	–
Amounts written off during 2004:				
Specific provision	(3.8)	(1.1)	(26.0)	(30.9)
At 31 December 2004:				
Specific provision	3.4	1.0	41.4	45.8
General provision	32.9	11.2	37.0	81.1
	36.3	12.2	78.4	126.9

9. Provisions for bad and doubtful debts (continued)

Interest has been suspended on impaired loans as follows:

	On advances secured on residential property £m	On other secured advances £m	Total £m
Interest suspended at 1 January 2002	2.1	3.7	5.8
Movement in suspended interest during 2002:			
Interest suspended	0.5	0.2	0.7
Receipts of interest previously suspended	(0.3)	(0.2)	(0.5)
Amounts written off	(0.5)	–	(0.5)
Interest suspended at 31 December 2002	1.8	3.7	5.5
Movement in suspended interest during 2003:			
Interest suspended	0.6	0.4	1.0
Receipts of interest previously suspended	(0.3)	–	(0.3)
Amounts written off	(0.2)	(0.2)	(0.4)
Interest suspended at 31 December 2003	1.9	3.9	5.8
Movement in suspended interest during 2004:			
Interest suspended	1.3	0.6	1.9
Receipts of interest previously suspended	(0.6)	–	(0.6)
Amounts written off	(0.2)	(0.5)	(0.7)
Interest suspended at 31 December 2004	2.4	4.0	6.4

	2004 £m	2003 £m
Advances on which interest has been suspended totalled:		
Before provisions	**18.3**	17.8
After provisions	**15.4**	15.3

10. Tax on profit on ordinary activities

	2004 £m	2003 £m	2002 £m
The tax charge for the year comprises:			
U.K. corporation tax			
Current tax on profits for the year	**115.5**	102.4	89.8
Adjustments in respect of prior years	**(3.3)**	(5.8)	(0.9)
Total current tax	**112.2**	96.6	88.9
Increase in deferred taxation	**12.8**	15.6	7.6
	125.0	112.2	96.5

A reconciliation of current tax on profit on ordinary activities at the standard U.K. corporation tax rate to the Group's actual current tax charge for each of the three years ended 31 December 2004, 2003 and 2002 is shown as follows:

	2004 £m	2003 £m	2002 £m
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax in the UK of 30% (2003 30%, 2002 30%)	**129.4**	116.0	97.9
Effects of:			
Net (non taxable income)/non deductible expenses for tax purposes	**(1.5)**	0.5	1.5
Current tax effect of timing differences	**(12.4)**	(14.1)	(9.6)
Adjustments to tax charge in respect of previous periods	**(3.3)**	(5.8)	(0.9)
Current tax charge for period	**112.2**	96.6	88.9

A reconciliation of tax on profit on ordinary activities at the standard U.K. corporation tax rate to the Group's effective tax rate for each of the three years ended 31 December 2004, 2003 and 2002 is shown as follows:

	2004 £m	2003 £m	2002 £m
Tax on profit on ordinary activities at standard U.K. corporation tax rate of 30% (2003 30%, 2002 30%)	**129.4**	116.0	97.9
Effect of non-allowable provisions and other timing differences	**(1.1)**	2.0	(0.5)
Adjustment to prior year tax provisions	**(3.3)**	(5.8)	(0.9)
Tax on profit on ordinary activities	**125.0**	112.2	96.5
Effective rate	**29.0%**	29.0%	29.6%

Note 38 discloses the book and fair values for some of the Group's financial instruments. The net deficit which would arise from recording these financial instruments at their fair value instead of their book value of £174.8m (2003 £65.4m) has not been recognised in the accounts. Accordingly no provision for the corresponding deferred tax asset of £52.4m (2003 £19.6m) has been made.

11. Profit on ordinary activities after taxation

Of the profit on ordinary activities after taxation attributable to ordinary shareholders, £262.7m (2003 £227.3, 2002 £197.6) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's profit and loss account has not been presented separately.

12. Dividends

	2004 pence per share	2003 pence per share	2002 pence per share	**2004 £m**	2003 £m	2002 £m
Ordinary Shares:						
Interim (paid)	**8.5**	7.5	6.5	**35.2**	31.6	27.2
Final (proposed)	**18.0**	15.8	13.7	**74.8**	66.2	57.2
Less paid and payable to ESOP trusts (see note 34)				**–**	(1.5)	(1.0)
	26.5	23.3	20.2	**110.0**	96.3	83.4

13. Earnings per Ordinary Share

Earnings per Ordinary Share have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern Rock plc of £306.2m (2003 (as restated) £274.4m, 2002 (as restated) £228.9m) by the weighted average number of Ordinary Shares in issue of 413.0m (2003 412.3m, 2002 413.5m).

The weighted average number of Ordinary Shares in issue has been determined after excluding shares held in trust for employee share schemes.

Fully diluted earnings per Ordinary Share have been calculated using the weighted average number of shares in issue together with 3.6m (2003 3.6m, 2002 3.6m) potentially dilutive shares resulting from options granted under employee share schemes.

14. Loans and advances to banks

	2004 £m	2003 £m
Repayable:		
On demand	**268.9**	973.3
In not more than three months	**3,017.0**	2,469.9
In more than three months but not more than one year	**19.5**	7.0
	3,305.4	3,450.2

The Group is required to maintain balances with the Bank of England, which at 31 December 2004 amounted to £44.0m (2003 £36.3m).

15. Loans and advances to customers

	2004 £m	2003 £m
Advances secured on residential property	**27,000.7**	23,179.7
Other secured advances	**1,278.1**	939.5
Unsecured loans	**4,590.5**	3,236.6
	32,869.3	27,355.8
Repayable:		
On demand	**3.5**	2.2
In not more than three months	**220.9**	232.0
In more than three months but not more than one year	**681.9**	619.1
In more than one year but not more than five years	**4,831.5**	4,241.9
In more than five years	**27,258.4**	22,361.9
Less provisions (note 9)	**(126.9)**	(101.3)
	32,869.3	27,355.8

16. Securitisation

Loans and advances to customers include portfolios of residential and commercial mortgage loans which are subject to non-recourse financing arrangements. The loans have been purchased by special purpose vehicles, which have primarily issued mortgage backed fixed and floating rate notes to finance the purchases.

The Group is not obliged to support any losses in respect of these mortgages, except as described below, nor does it intend to do so. This is clearly stated in the agreements with noteholders.

Northern Rock plc has made interest bearing subordinated loans to the special purpose vehicles, the repayments of which are subordinated to the claims of the noteholders. In addition, mortgage indemnity guarantee (MIG) insurance is provided on certain loans to the vehicles purchasing residential mortgage loans by a subsidiary of Northern Rock plc. Since 1 January 2003, Northern Rock plc has not taken out MIG insurance in respect of new loans. Existing cover remains in force. Northern Rock plc does not guarantee the liabilities of this subsidiary. In the Group accounts, a separate presentation of assets and liabilities has been adopted to the extent of the insurance cover provided by the subsidiary.

Northern Rock plc has an option to sell further mortgage loans to the special purpose vehicles where at the end of any interest period the rate of repayment of principal in the vehicle exceeds the level agreed at the date of sale of the loans. Northern Rock plc has no right or obligation to repurchase the benefit of any securitised loan except to the extent that the loan breaches representations and warranties given at the date of sale. It does, however, have the option to repurchase loans from the vehicles, on being offered the opportunity to do so by the vehicles, where the borrower requests a further advance or a change in product type.

Northern Rock plc has entered into a number of interest rate swaps with the vehicles. These convert interest flows from the mortgage loans into LIBOR based interest flows to match the interest flows payable on the floating rate notes.

During the year, Northern Rock plc assigned portfolios of residential mortgage loans with a book value of £16.7 billion to Granite Finance Trustees Limited. Granite Finance Funding Limited acquired, at book value, an interest in the trust property vested in Granite Finance Trustees Limited. This beneficial interest was acquired in three separate transactions, the first on 28 January 2004 for £3.5 billion, the second on 26 May 2004 for £3.6 billion and the third on 22 September 2004 for £4.0 billion. Granite Finance Funding Limited funded its acquisitions through borrowings from its subsidiary companies, Granite Mortgages 04-1 plc, Granite Mortgages 04-2 plc and Granite Mortgages 04-3 plc. These companies principally funded their loans to Granite Finance Funding Limited through the issue of mortgage backed fixed and floating rate notes.

16. Securitisation (continued)

The balances of assets subject to securitisation and the associated non-recourse finance at 31 December 2004 are set out below.

Securitisation company	Date of securitisation	Gross assets securitised £m	Non-recourse finance £m	Subordinated loans made by the Group £m
Residential:				
Granite Mortgages 99-1 plc	1 October 1999	105.0	95.3	–
Granite Mortgages 00-1 plc	1 March 2000	280.1	267.0	–
Granite Mortgages 00-2 plc	25 September 2000	576.4	512.2	4.4
Granite Mortgages 01-1 plc	26 March 2001	867.3[1]	848.6	5.4
Granite Mortgages 01-2 plc	28 September 2001	963.6[1]	934.0	9.9
Granite Mortgages 02-1 plc	20 March 2002	1,664.5[1]	1,634.6	28.0
Granite Mortgages 02-2 plc	23 September 2002	2,032.3[1]	1,997.3	26.0
Granite Mortgages 03-1 plc	27 January 2003	2,262.7[1]	2,246.1	29.5
Granite Mortgages 03-2 plc	21 May 2003	1,931.7[1]	1,881.5	24.5
Granite Mortgages 03-3 plc	24 September 2003	1,823.1[1]	1,768.9	17.5
Granite Mortgages 04-1 plc	28 January 2004	2,928.1[1]	2,827.0	49.4
Granite Mortgages 04-2 plc	26 May 2004	3,297.0[1]	3,213.0	64.1
Granite Mortgages 04-3 plc	22 September 2004	3,885.7[1]	3,786.8	49.4
		22,617.5	22,012.3	308.1
Retained interest in Granite Trustees Limited		826.9	–	–
Less cash deposits held with Northern Rock plc		(1,396.0)	–	–
Total residential		22,048.4	22,012.3	308.1
Commercial:				
Dolerite Funding No. 1 plc	24 June 2002	238.5	216.4	19.1
Retained interest in Dolerite Trustees Limited		52.3	–	–
Total commercial		290.8	216.4	19.1
Maximum extent of insurance cover provided by subsidiary			(125.0)	
Total		22,339.2	22,103.7	327.2

1 Represents the interest in the trust property at book value held by Granite Finance Funding Limited relating to the debt issued by these companies.

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company, Granite Finance Funding Limited, retained £20 million from the proceeds of debt issuance to fund this reserve. This amount is repayable only after full repayment of the notes.

Interest income earned by Northern Rock plc in respect of the retained interest in Granite Trustees Limited and Dolerite Trustees Limited is recorded in the profit and loss account within "other interest receivable and similar income".

Northern Rock plc does not own directly or indirectly any of the share capital of these companies or of their parent. The Group receives administration fees for servicing the mortgage portfolios together with any residual income arising after the claims of the bondholders and other creditors are met.

At 31 December 2004 the special purpose companies had cash deposits with Northern Rock plc amounting to £1,396.0m. At 31 December 2003 such deposits were held by other third party banks. As such the total gross assets securitised available to meet non-recourse finance amount to £23,735.2m (2003 £15,678.7m).

16. Securitisation (continued)

An aggregated summary of the results for the years ended 31 December 2004, 2003 and 2002, and summarised balance sheets as at 31 December 2004 and 2003 for the above companies are set out below.

	2004 £m	2003 £m	2002 £m
Interest receivable	**998.5**	696.0	415.3
Interest payable	**(953.9)**	(538.3)	(323.7)
Interest receivable on cash deposits with Northern Rock	**46.9**	–	–
Fixed rate swaps payable to Northern Rock	**(1.7)**	(65.4)	(35.3)
Other swaps and interest payable to Northern Rock	**31.4**	(34.7)	(18.5)
Net interest receivable	**121.2**	57.6	37.8
Other income net of administrative and other expenses payable to third parties	**19.8**	9.0	(0.3)
Administrative expenses payable to Northern Rock	**(141.0)**	(66.6)	(37.5)
Profit for the financial period	**–**	–	–

	2004 £m	2003 £m
Loans and advances to banks	**423.9**	1,200.4
Cash deposits held with Northern Rock	**1,396.0**	–
Loans and advances to customers	**21,021.1**	14,130.3
Amounts owed by Group companies	**18.6**	4.2
Other assets	**16.1**	–
Total assets	**22,875.7**	15,334.9
Debt securities in issue	**22,228.7**	14,983.3
Amounts owed to Group companies	**645.9**	338.3
Other liabilities	**1.1**	13.3
Total liabilities	**22,875.7**	15,334.9

The interest attributable to the Northern Rock Group is included in the Group Profit and Loss Account under the heading, "Interest Receivable". The other income and expenses are included within "Other Operating Income". The securitisation companies are accounted for as quasi subsidiaries (see note 1).

The balance sheets above reconcile to the linked presentation in the Group balance sheet as follows:

	2004 £m	2003 £m
Loans and advances to banks	**423.9**	1,200.4
Loans and advances to customers	**21,021.1**	14,130.3
Other assets	**16.1**	–
Other liabilities	**(1.1)**	(13.3)
Retained interest in Granite Trustees Limited and Dolerite Trustees Limited	**879.2**	361.3
	22,339.2	15,678.7
Debt securities in issue	**22,228.7**	14,983.3
Maximum extent of insurance cover provided by subsidiary (included in other creditors – note 27)	**(125.0)**	(150.9)
	22,103.7	14,832.4

16. Securitisation (continued)

In addition to the transactions above which are accounted for under linked presentation, Northern Rock assigned a portfolio of unsecured loans valued at £749.7m to Flint Receivables Trustees Limited on 8 December 2003. Flint Consumer Loans No. 1 Limited purchased an interest amounting to £595.0m in the trust property on the same date, funded by the issue of asset backed notes. The noteholders have a proportionate interest in each balance in the portfolio, and at 31 December 2004 this interest amounted to £595.0m (2003 £595.0m). This securitisation does not qualify for linked presentation and therefore the total portfolio is included within unsecured loans as part of loans and advances to customers not subject to securitisation. The funding giving rise to the noteholders' interest is included within debt securities in issue.

Included within loans and advances to customers not subject to securitisation are £1,977.6m of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to an issue of covered bonds of €2.0 billion (£1,340.8m equivalent) made by Northern Rock on 4 May 2004, which are included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore this transaction does not qualify for linked presentation or sale treatment.

17. Debt securities

	Book value £m	**2004 Market value £m**	Book value £m	2003 Market value £m
Investment securities				
Issued by public bodies:				
Government securities	**1,289.0**	**1,312.4**	1,143.2	1,162.6
Issued by other issuers:				
Bank and building society certificates of deposit	**456.2**	**456.2**	330.2	330.2
Other debt securities	**2,997.0**	**3,014.0**	2,712.1	2,726.1
	4,742.2	**4,782.6**	4,185.5	4,218.9
Listed	**4,261.0**	**4,301.5**	3,804.0	3,837.4
Unlisted	**481.2**	**481.1**	381.5	381.5
	4,742.2	**4,782.6**	4,185.5	4,218.9

Included in debt securities are assets valued at £nil (2003 £nil) that are subject to sale and repurchase agreements.

	2004 £m	2003 £m
Due within one year	**761.9**	655.4
Due one year and over	**3,980.3**	3,530.1
	4,742.2	4,185.5
Unamortised premiums and discounts	**42.7**	34.1

17. Debt securities (continued)

The movement on debt securities during the year was as follows:

	£m
Cost:	
At 1 January 2004	4,190.5
Additions	9,467.0
Disposals	(8,878.7)
Premiums net of discounts charged in the year	(9.6)
Exchange adjustments	(25.0)
At 31 December 2004	4,744.2
Provisions:	
At 1 January 2004	5.0
Released in year	(3.0)
At 31 December 2004	2.0
Net book amount:	
At 31 December 2004	4,742.2
At 31 December 2003	4,185.5

All debt securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.

18. Equity shares and other variable yield securities

	Book value £m	**2004 Market value £m**	Book value £m	2003 Market value £m
Investment securities				
Listed	**539.4**	**554.9**	390.3	398.0
Unlisted	**36.2**	**36.2**	20.5	20.5
	575.6	**591.1**	410.8	418.5

18. Equity shares and other variable yield securities (continued)

The movement on equity shares and other variable yield securities during the year was as follows:

	£m
Cost:	
At 1 January 2004	412.3
Additions	193.3
Disposals	(19.3)
Exchange adjustments	(10.7)
At 31 December 2004	575.6
Provisions:	
At 1 January 2004	1.5
Released in year	(1.5)
At 31 December 2004	-
Net book amount:	
At 31 December 2004	575.6
At 31 December 2003	410.8

All equity shares and other variable yield securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.

19. Shares in Group undertakings

	Company £m
Cost:	
At 1 January 2004	217.2
Distribution from subsidiary	(92.4)
At 31 December 2004	124.8
Provisions:	
At 1 January 2004 and 31 December 2004	4.3
Net book amount:	
At 31 December 2004	120.5
At 31 December 2003	212.9

The Company's interest in subsidiary undertakings are analysed as follows:

	2004 £m	2003 £m
Credit institutions	**50.0**	50.0
Other	**70.5**	162.9
	120.5	212.9

19. Shares in Group undertakings (continued)

The principal subsidiaries of Northern Rock plc at 31 December 2004 are listed below, all of which are directly held and wholly owned by the Company, and all of which operate in their country of incorporation or registration.

	Nature of Business	Country of incorporation or registration
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

In addition, Granite Mortgages 99-1 plc, Granite Mortgages 00-1 plc, Granite Mortgages 00-2 plc, Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc, Granite Mortgages 02-1 plc, Granite Mortgages 02-2 plc, Granite Mortgages 03-1 plc, Granite Mortgages 03-2 plc, Granite Mortgages 03-3 plc, Granite Mortgages 04-1 plc, Granite Mortgages 04-2 plc, Granite Mortgages 04-3 plc and Dolerite Funding No. 1 plc, all companies incorporated in England and Wales, and Granite Finance Funding Limited, Granite Finance Trustees Limited and Dolerite Mortgages Trustee Limited, all companies incorporated in Jersey, have been accounted for as quasi-subsidiaries (see note 1).

Northern Rock acquired all the issued share capital of Legal & General Bank Limited (renamed Northern Rock Holdings No. 1 Limited) and Legal and General Mortgage Services Limited (renamed Northern Rock Holdings No. 2 Limited) on 1 August 2002. On 9 November 2002 the assets and undertakings of each of these companies were transferred to Northern Rock plc, and neither have any continuing operations. During 2003, Northern Rock Holdings No. 1 Limited surrendered its permission under Part IV, Financial Services and Markets Act 2000 to accept deposits and is therefore no longer regarded as a credit institution. During 2004 Northern Rock Holdings No. 1 Limited paid a capital distribution to Northern Rock of £92.4m.

20. Intangible fixed assets

Goodwill

	£m
Cost:	
At 1 January 2004 and 31 December 2004	35.8
Amortisation:	
At 1 January 2004	5.1
Charge for the year	3.6
At 31 December 2004	8.7
Net book amount:	
At 31 December 2004	27.1
At 31 December 2003	30.7

21. Tangible fixed assets

	Land and buildings			Plant, equipment, fixtures, fittings & vehicles	Assets in the course of construction	Total
	Freehold £m	Long leasehold £m	Short leasehold £m	£m	£m	£m
Cost:						
At 1 January 2004	82.2	12.0	5.5	150.4	5.7	255.8
Additions	3.0	7.3	0.1	31.7	18.3	60.4
Transfers	0.3	0.6	(0.6)	0.6	(0.9)	-
Disposal	(4.2)	-	-	(1.5)	-	(5.7)
At 31 December 2004	81.3	19.9	5.0	181.2	23.1	310.5
Depreciation and amortisation:						
At 1 January 2004	8.7	5.3	4.8	57.9	–	76.7
Charged in year	0.8	0.4	-	26.3	-	27.5
Adjustments arising on disposals	(0.6)	-	(0.2)	(1.1)	-	(1.9)
At 31 December 2004	8.9	5.7	4.6	83.1	-	102.3
Net book amount:						
At 31 December 2004	72.4	14.2	0.4	98.1	23.1	208.2
At 31 December 2003	73.5	6.7	0.7	92.5	5.7	179.1

Land and buildings occupied for own use: 2004 £86.4m (2003 £78.9m).

22. Other assets

	2004 £m	2003 (as restated) £m
Other assets	69.6	76.6
	69.6	76.6

22. Other assets (continued)

The full movement on deferred taxation payable was as follows:

	2004 £m	2003 £m
At 1 January	(19.0)	(3.4)
Charge for year	(12.8)	(15.6)
At 31 December	(31.8)	(19.0)

The amounts payable in respect of deferred taxation relate to:

	2004 £m	2003 £m
Excess of capital allowances over depreciation	(9.3)	(8.8)
Other timing differences	(22.5)	(10.2)
	(31.8)	(19.0)

23. Prepayments and accrued income

	2004 £m	2003 £m
Deferred mortgage incentives	279.3	236.9
Accruals on derivatives	163.1	111.5
Accrued interest	79.7	65.5
Pension fund prepayment	28.9	30.6
Other	195.9	120.3
	746.9	564.8
Included above:		
Deferred mortgage incentives chargeable to profit and loss account in more than one year	114.3	99.9

The movements on deferred mortgage incentives were as follows:

	2004 £m	2003 £m
At 1 January	236.9	257.5
Additions	482.5	327.1
Amortisation	(440.1)	(347.7)
At 31 December	279.3	236.9

Additions to deferred mortgage incentives in the year is the amount that would have been charged to the profit and loss account for the year if incentives were not being amortised.

24. Deposits by banks

	2004 £m	2003 £m
Repayable:		
On demand	-	–
In not more than three months	847.7	1,157.3
In more than three months but not more than one year	193.6	125.9
In more than one year but not more than five years	4.0	22.0
In more than five years	156.3	156.3
	1,201.6	1,461.5

25. Customer accounts

	2004 £m	2003 £m
Retail funds and deposits	17,238.5	16,342.8
Other customer accounts	3,103.5	2,454.5
	20,342.0	18,797.3
Repayable:		
On demand	7,103.9	6,576.7
In not more than three months	5,341.3	4,710.6
In more than three months but not more than one year	5,988.8	5,493.9
In more than one year but not more than five years	1,908.0	2,016.1
In more than five years		–
	20,342.0	18,797.3

The above amounts include balances on accounts on which an interest penalty option is available to investors requiring immediate withdrawals as follows:

	2003 £m	2002 £m
In not more than three months	2,969.3	2,734.6
In more than three months but not more than one year	5,351.1	5,115.4
In more than one year but not more than five years	1,659.1	1,740.7

26. Debt securities in issue

	2004 £m	2003 £m
Bonds and medium term notes	**9,552.9**	7,141.2
Other debt securities in issue	**7,228.7**	5,918.9
	16,781.6	13,060.1

Debt securities in issue are repayable as follows:

	2004 £m	2003 £m
Bonds and medium term notes		
In not more than three months	**1,055.9**	1,596.4
In more than three months but not more than one year	**1,928.2**	1,844.2
In more than one year but not more than two years	**1,895.7**	889.0
In more than two years but not more than five years	**4,373.8**	2,507.6
In more than five years	**299.3**	304.0
	9,552.9	7,141.2
Other debt securities in issue		
In not more than three months	**5,621.7**	4,590.9
In more than three months but not more than one year	**1,582.8**	1,315.0
In more than one year but not more than two years	**4.0**	11.0
In more than two years but not more than five years	**20.2**	2.0
	7,228.7	5,918.9

Included within bonds and medium term notes is £1,840.8m (2003 £500.0m) that is secured by certain portfolios of loans in relation to the Group's covered bond programme and the securitisation of unsecured loans. See note 16 for further details.

27. Other liabilities

	2004 £m	2003 (as restated) £m
Amounts falling due within one year:		
Income tax on interest	**17.6**	10.1
Corporation tax	**60.0**	53.8
Other taxation and social security	**6.1**	4.9
Dividends payable	**74.7**	65.3
Other creditors	**177.2**	204.7
	335.6	338.8

28. Accruals and deferred income

	2004 £m	2003 £m
Accrued interest	**488.3**	383.3
Accruals on derivatives	**15.3**	29.7
Deferred income	**13.7**	32.9
Other accruals	**22.5**	29.4
	539.8	475.3

29. Subordinated liabilities

	2004 £m	2003 £m
Dated		
5.625% Subordinated bonds due 2015	**300.0**	300.0
11.734% Subordinated loan 2016	**20.0**	20.0
5.75% Subordinated bonds due 2017	**250.0**	250.0
10 3/8% Subordinated bonds due 2018	**50.0**	50.0
9 3/8% Subordinated bonds due 2021	**149.3**	149.2
Undated		
12 5/8% Perpetual subordinated notes	**19.8**	19.8
8% Undated subordinated notes	**61.5**	61.5
6.75% Fixed rate step-up undated subordinated notes	**200.0**	200.0
Floating rate undated subordinated notes	**69.0**	69.0
5.6% Undated subordinated notes	**396.1**	-
	1,515.7	1,119.5

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The 10 3/8% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The 9 3/8% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

The 12 5/8% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15 June 2004 and may be subsequently redeemed in the ordinary course of business on coupon dates which fall on 15 March, 15 June, 15 September and 15 December.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US$ LIBOR.

The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30 April 2014.

All subordinated liabilities, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes are denominated in sterling. All are ranked equally between and within issues.

Redemptions of any dated subordinated notes prior to their final maturity date and any undated subordinated notes are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

The dated subordinated liabilities are repayable as follows:

	2004 £m	2003 £m
In more than five years	**769.3**	769.2

30. Reserve capital instruments

The reserve capital instruments were issued for a value of £200m on 21 September 2000 and are undated. A further £100m was issued in May 2001. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which, at Northern Rock's option, will be achieved either by the payment of cash directly, or by the issue of Ordinary Shares in Northern Rock which, when sold by a trustee in the market, will produce an amount equal to the cash payment. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. Deferred coupons and any interest accruing thereon can only be satisfied through the issue of shares. The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of The Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital, as defined by the Financial Services Authority. Any excess is allocated to Upper Tier 2 capital.

31. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. Deferred coupons can only be satisfied through the issue of ordinary shares.

The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of The Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

32. Called up share capital

	Ordinary Shares of 25p each Number	Foundation Shares of 25p each Number	Total Number	Ordinary Shares of 25p each £m	Foundation Shares of 25p each £m	Total £m
Authorised:						
At 31 December 2004 and 31 December 2003	614.0m	104.5m	718.5m	153.5	26.1	179.6
Issued and fully paid:						
At 31 December 2004 and 31 December 2003	421.2m	74.4m	495.6m	105.3	18.6	123.9

The Foundation Shares are held by The Northern Rock Foundation. These shares carry no rights to dividends but rank pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carry no rights to dividends, they have been omitted in the calculation of earnings per share (see note 13). These shares do not confer any rights in relation to attendance or voting at any general meeting of the Company.

The following options to acquire Ordinary Shares were outstanding at 31 December 2004 under savings related share option schemes:

- 30,921(31 December 2003 36,444) at an option price of 381p per share exercisable during 2005
- 1,345,521 (31 December 2003 1,394,391) at an option price of 215p per share exercisable on various dates up to 2007
- 825,588 (31 December 2003 912,660) at an option price of 598p per share exercisable on various dates up to 2010

At 31 December 2004, options to acquire 569,770 Ordinary Shares (31 December 2003 945,565) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 618p per share. These options became exercisable on 1 June 2001 and may be exercised until 2008.

At 31 December 2004, options to acquire 2,985,000 Ordinary Shares (31 December 2003 3,369,000) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 641p per share. These options are exercisable between 2005 and 2012.

33. Reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
At 1 January 2004			
As previously reported	6.8	7.3	1,249.9
Prior year adjustment re own shares	–	–	(48.0)
As restated	6.8	7.3	1,201.9
Movements in relation to own shares (see note 34)	–	–	5.8
Retained profit	–	–	196.2
At 31 December 2004	6.8	7.3	1,403.9

34. Own shares

The amounts deducted from the profit and loss reserve in respect of own shares, which are held at cost, are as follows:

	2004 £m	2003 £m
Own shares in relation to employee share schemes	**55.3**	58.2

Movements in the amount deducted from reserves in respect of own shares have been as follows:

	2004 £m	2003 £m
At 1 January	**58.2**	53.9
Purchase of shares	**6.0**	15.5
Use of shares on exercise of employee options and for other employee share plans	**(8.9)**	(11.2)
	(2.9)	4.3
Closing shareholders' funds	**55.3**	58.2
The credit/(charge) to the profit and loss account reserve has been as follows:		
Surplus on transactions in own shares	**2.9**	1.0
Net decrease/(increase) in cost of own shares	**2.9**	(4.3)
	5.8	(3.3)

Northern Rock plc sponsors The Northern Rock Employee Trust, The Northern Rock Employee Profit Sharing Scheme and The Northern Rock Qualifying Employee Share Ownership Trust which are discretionary trusts for the benefit of the employees and former employees of Northern Rock plc. The Company has provided funds to the trustees to enable them to purchase Northern Rock plc Ordinary Shares, which are used to satisfy options granted by the Company or to meet commitments arising under other employee share schemes. The cost of providing these shares is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit. In accordance with the rules of The Northern Rock Qualifying Employee Share Ownership Trust, dividends on shares held by the trust are waived. At 31 December 2004 this trust held 2,054,261 shares (2003 2,056,063). With effect from the 2004 interim payment, dividends on shares held by The Northern Rock Employee Trust are waived. At 31 December 2004 this trust held 5,779,139 shares.

At 31 December 2004, a total of 8,344,641 shares were held by the trustees (2003 9,239,017) with a market value of £65.2m (2003 £66.1m). These shares are excluded from the weighted average number of Ordinary Shares when calculating earnings per Ordinary Share (see note 13).

35. Reconciliation of movements in shareholders' funds

	2004 £m	2003 (as restated) £m	2002 (as restated) £m
Profit retained	**196.2**	178.1	145.5
Net addition to shareholders' funds	**196.2**	178.1	145.5
Opening shareholders' funds as previously reported	**1,339.9**	1,165.1	1,063.3
Prior year adjustment re own shares			
Reduction in shareholders' funds prior to 1 January 2002	**–**	–	(26.2)
Movement in relation to own shares	**–**	–	(17.5)
	–	–	(43.7)
Movement in relation to own shares (see note 34)	**5.8**	(3.3)	–
Closing shareholders' funds	**1,541.9**	1,339.9	1,165.1

36. Guarantees and other financial commitments

(i) The Company has an obligation under the Building Societies Act 1986, as successor company to Northern Rock Building Society, to honour the financial commitments of its subsidiaries and associated bodies linked by resolution, incurred prior to 11 June 1996 insofar as those bodies are unable to discharge them out of their own assets. The Company has agreed to continue this obligation in respect of liabilities of Northern Rock (Guernsey) Limited.

(ii) The Company has given indemnities to the National House Building Council in respect of certain of its house building operations.

(iii) Capital commitments at 31 December in respect of authorised expenditure were as follows:

	2004	2003
	£m	£m
Contracted for	**6.2**	24.1

(iv) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

	2004	2003
	£m	£m
Land and buildings		
Leases which expire:		
Within one year	**0.1**	0.2
In one to five years	**0.8**	0.4
Over five years	**2.0**	2.7
	2.9	3.3
Other operating leases		
Leases which expire:		
Within one year	**0.4**	0.2
In one to five years	**4.8**	5.1
	5.2	5.3

(v) Memorandum items

	2004	2003
	£m	£m
Commitments:		
Irrevocable undrawn loan facilities	**1,488.5**	1,018.5

37. Derivatives and other financial instruments

The Group's approach to risk management and the related use of derivative instruments is described below.

Risk management

Management of risk is fundamental to the business of banking and is an integral part of the Group's strategic focus. The Group's risk management governance structure begins with oversight responsibility by the Board of Directors. Assisting the Board, the Audit Committee of Non-Executive Directors advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group and reports to the Board on both financial and non-financial controls. The Risk Committee comprising three Non-Executive and the Executive Directors reviews the key risks inherent in the business and the system of control necessary to manage such risks.

In addition, the Management Board Asset and Liability Committee, which comprises the Executive Directors, the Company Secretary and ten other senior executives, has been delegated the responsibility to oversee the management and review of the balance sheet risk and liquidity profiles. The Management Board Asset and Liability Committee is supported by the director of Risk.

The director of Risk reports on and monitors risks throughout the Group and assists operational business areas in the formulation and implementation of appropriate risk management policies, methodologies and infrastructures. Each business area is responsible for the identification and quantification of their particular operational and credit risk exposures and implementing risk management policies and procedures agreed by the Board.

Credit risk

Credit risk is the potential risk of financial loss arising from the failure of a customer or counterparty to settle its financial and contractual obligations.

The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilises various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. This includes the use of various credit risk mitigation techniques such as netting.

The customer loan risk management process incorporates sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels.

Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by the rating agencies. Credit limits are monitored by the Management Board Asset and Liability Committee to ensure they remain within authorised counterparty credit limits as detailed in the Credit Risk Policy Statement approved by the Board of Directors.

Liquidity risk

Liquidity risk arises from the mismatch in the cash flows generated from on balance sheet assets and liabilities, and the interest flows of off balance sheet instruments.

The Board of Directors has approved a Liquidity Policy statement which is compliant with the supervisory framework set by The Financial Services Authority ("FSA"). These policies ensure that the Group is able to meet retail deposit withdrawals – either on demand or at contractual maturity – to repay wholesale borrowings as they mature and to meet current lending objectives. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity profile of wholesale and retail funds. Regular reports are made to the FSA detailing the Group's sterling stock liquidity.

Operational risk

Operational risk is the potential risk of financial loss or impairment to reputation arising from failures in operational processes or the systems that support them. To minimise operational risk, the Group maintains a system of control commensurate with the characteristics of the business and markets in which the Group operates, best practice principles and regulatory considerations. Where necessary, the Management Board Asset and Liability Committee will establish a project team, comprising senior business line managers, to devise and implement a suitable action plan to mitigate specific operational risk exposures.

37. Derivatives and other financial instruments (continued)

Market risk

Market risk is the risk to earnings arising from changes in interest rates, foreign exchange rates and the price of financial securities.

(i) Interest rate risk

As a UK based mortgage institution, Northern Rock offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate exposures.

The Board of Directors has approved a Balance Sheet Structural Risk Management and Hedging Policy Statement that details the policies, procedures and controls for managing risk, including interest rate risk and the use of derivatives. This policy is reviewed regularly by the Management Board Asset and Liability Committee which is responsible for ensuring that balance sheet exposures are managed within the Group's policies and operational limits.

All structural interest rate risk positions and interest rate sensitivity tests are reported to the Management Board Asset and Liability Committee on a regular basis.

(ii) Currency risk

In addition to raising funds through the sterling money markets, capital markets and domestic retail savings market, the Group raises funds through issuing Euro Commercial Paper, US Dollar Commercial Paper, non-sterling denominated medium-term debt securities (including covered bonds) and non-sterling denominated retail funds. The Group's policy is to fully hedge any exchange rate exposures by using cross-currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency. Any non-sterling denominated assets are also fully hedged in this manner or matched with non-sterling denominated liabilities.

Derivatives

The Board of Directors has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within Northern Rock is to hedge risk exposure, and the Group takes no trading positions in derivatives.

For the purpose of reducing interest rate risk and currency risk, the Group uses a number of derivative instruments. These comprise interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. Where either an off balance sheet derivative instrument or an on balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument which optimises the following conditions:

- Minimise capital utilisation;
- Maximise income or minimise cost;
- Maximise liquidity;
- Minimise administrative and accounting complexity; and
- Minimise the Group's tax liability.

37. Derivatives and other financial instruments (continued)

The benefits of using off balance sheet derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss.

The following table summarises activities undertaken by Northern Rock, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of hedge
Management of the return on variable rate assets	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps Purchase interest rate options Sell forward rate agreements Purchase interest rate futures
Fixed-rate lending	Sensitivity to increases in interest rates Sensitivity to decreases in medium/long-term interest rates, resulting in prepayment	Pay fixed interest rate swaps Purchase interest rate caps Impose early repayment penalty charges
Fixed-rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed-rate asset investments	Sensitivity to increase in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures Purchase forward rate agreements Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts Purchase currency options

37. Derivatives and other financial instruments (continued)

Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example medium-term note issues based on equity indices or a multiple of an underlying floating market rate. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

The table below shows the underlying principal amount and positive and negative fair values of derivatives by type of contract.

2004	Underlying principal amount £m	Positive book values £m	Negative book values £m	Positive fair values £m	Negative fair values £m
Interest rate contracts:					
Interest rate swaps					
1 year or less	18,886.7	–	–	30.8	7.5
1 – 5 years	17,651.9	–	–	39.3	95.9
over 5 years	2,602.8	–	–	93.0	13.2
Equity index swaps					
1 year or less	1.0	–	–	–	–
1 – 5 years	179.0	–	–	4.9	4.4
over 5 years	–	–	–	–	–
Forward rate agreements					
1 year or less	35.3	–	–	–	–
1 – 5 years	50.0	–	–	–	–
over 5 years	–	–	–	–	–
Exchange traded futures					
1 year or less	211.3	–	–	–	1.4
1 – 5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
Caps, floors and options					
1 year or less	–	–	–	–	–
1 – 5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	39,618.0	–	–	168.0	122.4
Exchange rate contracts:					
Cross currency swaps					
1 year or less	1,574.3	9.1	111.4	9.1	102.8
1 – 5 years	5,907.9	215.0	268.2	242.4	255.9
over 5 years	710.0	21.0	60.7	20.8	61.2
Forward foreign exchange					
1 year or less	2,552.4	11.0	76.5	18.8	59.0
1 – 5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	10,744.6	256.1	516.8	291.1	478.9

37. Derivatives and other financial instruments (continued)

2003	Underlying principal amount £m	Positive book values £m	Negative book values £m	Positive fair values £m	Negative fair values £m
Interest rate contracts:					
Interest rate swaps					
1 year or less	10,744.2	–	–	11.1	16.4
1 – 5 years	18,054.0	–	–	105.3	68.5
over 5 years	2,876.0	–	–	84.9	16.9
Equity index swaps					
1 year or less	6.4	–	–	–	0.2
1 – 5 years	266.8	–	–	3.4	5.0
over 5 years	–	–	–	–	–
Forward rate agreements					
1 year or less	5.0	–	–	–	–
1 – 5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
Exchange traded futures					
1 year or less	385.5	–	–	–	8.4
1 – 5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
Caps, floors and options					
1 year or less	15.0	–	–	–	–
1 – 5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	32,352.9	–	–	204.7	115.4
Exchange rate contracts:					
Cross currency swaps					
1 year or less	1,588.3	26.7	190.9	25.2	155.6
1 – 5 years	3,446.8	124.7	112.5	121.0	148.8
over 5 years	285.5	20.3	18.5	19.7	19.4
Forward foreign exchange					
1 year or less	2,471.1	2.6	126.4	1.9	112.1
1 – 5 years	–	–	–	–	–
over 5 years	–	–	–	–	–
	7,791.7	174.3	448.3	167.8	435.9

The positive fair values above represent the gross replacement cost of the Group's derivatives and hence equate to the maximum gross loss it would incur if any party to the derivatives contract failed to perform to its terms. At 31 December 2004 the potential credit exposure after allowing for collateral received was £269.1m (2003 £194.0m).

In addition to the derivatives disclosed above, there are a number of derivatives that have been entered into by the securitisation companies (see note 16). These consist of interest rate swaps and cross currency swaps all with a term of over 5 years. The underlying principal amounts at 31 December 2004 were £1,636.1m and £14,810.2m (2003 £1,257.1m and £10,365.4m). Positive book values amounted to £nil and £270.6m (2003 £nil and £192.5m) and negative book values amounted to £nil and £1,368.5m (2003 £nil and £1,057.8m). Positive fair values were £42.7m and £275.4m (2003 £19.6m and £192.1m) and negative fair values were £0.3m and £1,367.1m (2003 £0.1m and £1,042.6m).

37. Derivatives and other financial instruments (continued)

Further numerical disclosures in relation to swap activity are given below. All swaps are entered into for hedging purposes only.

	Interest rate swaps 2004 £m	**Cross-currency swaps 2004 £m**	**Total 2004 £m**	Interest rate swaps 2003 £m	Cross-currency swaps 2003 £m	Total 2003 £m
At 1 January	**31,674.2**	**5,320.6**	**36,994.8**	21,148.8	3,729.9	24,878.7
New contracts	**24,855.0**	**15,255.0**	**40,110.0**	24,561.0	13,017.0	37,578.0
Matured, amortised and terminated contracts	**(17,387.8)**	**(12,383.4)**	**(29,771.2)**	(14,035.6)	(11,426.3)	(25,461.9)
At 31 December	**39,141.4**	**8,192.2**	**47,333.6**	31,674.2	5,320.6	36,994.8

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.

2004	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Total £m
Assets							
Loans and advances to banks	3,246.9	12.0	2.5	–	–	44.0	3,305.4
Loans and advances to customers	2,691.7	4,682.7	6,290.9	18,010.7	1,428.8	–	33,104.8
Investment securities	3,422.2	33.0	76.3	1,012.5	773.8	–	5,317.8
Other assets	–	–	–	–	–	1,062.0	1,062.0
Total assets	9,360.8	4,727.7	6,369.7	19,023.2	2,202.6	1,106.0	42,790.0
Liabilities							
Deposits by banks	1,024.0	106.1	67.5	4.0	–	–	1,201.6
Customer accounts	12,735.3	2,185.1	3,518.8	1,902.8	–	–	20,342.0
Debt securities in issue	13,525.7	1,230.3	368.2	1,457.4	200.0	–	16,781.6
Subordinated liabilities	68.3	457.7	–	–	1,489.7	–	2,015.7
Other liabilities	–	–	–	–	–	907.2	907.2
Shareholders' equity	–	–	–	–	–	1,541.9	1,541.9
Total liabilities	27,353.3	3,979.2	3,954.5	3,364.2	1,689.7	2,449.1	42,790.0
Off balance sheet items affecting interest rate sensitivity	(14,121.4)	812.0	976.4	12,662.1	(329.1)	–	–
	13,231.9	4,791.2	4,930.9	16,026.3	1,360.6	2,449.1	42,790.0
Interest rate sensitivity gap	(3,871.1)	(63.5)	1,438.8	2,996.9	842.0	(1,343.1)	–
Cumulative interest rate sensitivity gap	(3,871.1)	(3,934.6)	(2,495.8)	501.1	1,343.1	–	–

37. Derivatives and other financial instruments (continued)

2003	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Total £m
Assets							
Loans and advances to banks	3,406.9	7.0	–	–	–	36.3	3,450.2
Loans and advances to customers	7,410.1	2,423.6	4,216.7	12,480.4	1,671.3	–	28,202.1
Investment securities	3,119.8	26.4	120.3	1,248.6	81.2	–	4,596.3
Other assets	–	–	–	–	–	862.8	862.8
Total assets	13,936.8	2,457.0	4,337.0	13,729.0	1,752.5	899.1	37,111.4
Liabilities							
Deposits by banks	1,350.1	107.4	2.0	2.0	–	–	1,461.5
Customer accounts	12,582.1	1,302.5	3,001.9	1,910.8	–	–	18,797.3
Debt securities in issue	11,539.4	1,492.6	23.0	5.1	–	–	13,060.1
Subordinated liabilities	1,168.3	281.5	–	–	169.7	–	1,619.5
Other liabilities	–	–	–	–	–	833.1	833.1
Shareholders' equity	–	–	–	–	–	1,339.9	1,339.9
Total liabilities	26,639.9	3,184.0	3,026.9	1,917.9	169.7	2,173.0	37,111.4
Off balance sheet items affecting interest rate sensitivity	(13,027.1)	882.7	93.4	10,703.7	1,347.3	–	–
	13,612.8	4,066.7	3,120.3	12,621.6	1,517.0	2,173.0	37,111.4
Interest rate sensitivity gap	324.0	(1,609.7)	1,216.7	1,107.4	235.5	(1,273.9)	–
Cumulative interest rate sensitivity gap	324.0	(1,285.7)	(69.0)	1,038.4	1,273.9	–	–

The above table has been restated to reflect the prior year adjustment arising from the introduction of UITF 38 (see note 2a).

37. Derivatives and other financial instruments (continued)

Gains and losses on hedging derivatives

	2004 Gains £m	2004 Losses £m	2004 Net £m	2003 Gains £m	2003 Losses £m	2003 Net £m
Unrecognised gains and losses on hedges						
At 1 January	**225.2**	**(130.0)**	**95.2**	219.4	(292.6)	(73.2)
Arising in previous years recognised in 2004 (2003)	**(63.9)**	**50.4**	**(13.5)**	(42.5)	137.8	95.3
Brought forward gains and losses not recognised in 2004 (2003)	**161.3**	**(79.6)**	**81.7**	176.9	(154.8)	22.1
Arising in 2004 (2003) not recognised in 2004 (2003)	**86.7**	**(49.9)**	**36.8**	48.3	24.8	73.1
At 31 December	**248.0**	**(129.5)**	**118.5**	225.2	(130.0)	95.2
Of which:						
gains and losses expected to be recognised in 2005 (2004)	**96.3**	**(36.7)**	**59.6**	63.9	(50.4)	13.5
gains and losses expected to be recognised in 2006 (2005) or later	**151.7**	**(92.8)**	**58.9**	161.3	(79.6)	81.7

	2004 Gains £m	2004 Losses £m	2004 Net £m	2003 Gains £m	2003 Losses £m	2003 Net £m
Realised gains and losses held in the balance sheet						
At 1 January	6.1	(14.5)	(8.4)	16.0	–	16.0
Realised gains and losses brought forward recognised in income in 2004 (2003)	(6.1)	7.7	1.6	(16.0)	–	(16.0)
Brought forward realised gains and losses not recognised in income in 2004 (2003)	–	(6.8)	(6.8)	–	–	–
Realised gains and losses in 2004 (2003) not recognised in income in 2004 (2003)	2.0	(9.6)	(7.6)	6.1	(14.5)	(8.4)
At 31 December	2.0	(16.4)	(14.4)	6.1	(14.5)	(8.4)
Of which:						
gains and losses expected to be recognised in 2005 (2004)	2.0	(16.4)	(14.4)	6.1	(14.5)	(8.4)
gains and losses expected to be recognised in 2006 (2005) or later	–	–	–	–	–	–

The above tables show the gains and losses on off balance sheet derivative instruments used for hedging by the Group. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on balance sheet instruments.

Currency risk

No analysis has been provided of the Group's structural currency exposures on the grounds of materiality. Where the Group has transactional currency exposures, it uses a variety of derivative products to eliminate this risk and therefore has no material transactional currency risk.

38. Fair values of financial instruments

The table set out below details the book and fair values for some of the Group's financial instruments. This analysis excludes those financial assets which are not listed or publicly traded, and for which no liquid and active market exists. It therefore excludes loans and advances to customers, retail deposits and certain other balance sheet items.

	2004		2003	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Assets				
Cash and balances at central banks	**10.2**	**10.2**	11.6	11.6
Loans and advances to banks	**3,305.4**	**3,305.4**	3,450.2	3,450.2
Debt securities	**4,743.5**	**4,782.6**	4,186.7	4,218.9
Equity shares and other variable yield securities	**575.6**	**591.1**	410.8	418.5
Liabilities				
Deposits by banks	**1,218.3**	**1,219.5**	1,480.6	1,480.4
Customer accounts – other customer accounts	**3,103.5**	**3,104.0**	2,454.5	2,454.5
Debt securities in issue	**16,557.1**	**16,633.4**	12,785.9	12,769.4
Subordinated liabilities	**1,955.0**	**2,219.9**	1,601.0	1,818.2
Other				
Derivatives receivable	**254.6**	**459.1**	174.3	372.5
Derivatives payable	**(515.3)**	**(601.3)**	(448.3)	(551.3)

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available, clean market prices have been used to determine fair values for securities converted at the spot rate of exchange where appropriate. For short term and floating rate borrowings the book value approximates to fair value because of short maturities and reset periods. For longer dated fixed rate borrowings where a market price is unavailable, the fair value has been estimated by adjusting the book value to reflect the effect of related hedging derivatives. The fair values of derivatives have been estimated by calculating the present value of estimated future cash flows.

In addition to the financial instruments above, there are a number of financial instruments within the securitisation companies (see note 16) for which the above disclosures are appropriate, which are currently contained within the linked presentation. These are debt securities in issue with a book value of £21,023.6m (2003 £14,023.9m) and a fair value of £21,123.2m (2003 £14,043.1m), derivatives receivable with a book value of £270.6m (2003 £192.5m) and a fair value of £318.1m (2003 £211.7m) and derivatives payable with a book value of £1,368.5m (2003 £1,057.8m) and a fair value of £1,367.4m (2003 £1,042.7m).

39. Non-sterling assets and liabilities

The aggregate amount of all assets and liabilities included in the balance sheet denominated in a currency other than sterling was as follows:

	2004 £m	2003 £m
Assets	**2,966.5**	2,362.3
Liabilities	**13,496.2**	9,463.9

The above assets and liabilities denominated in currencies other than sterling do not indicate the Group's exposure to foreign exchange risk. The Group has no material net currency exposures as all borrowings in foreign currencies are either hedged with cross currency swaps or forward foreign exchange agreements, or are matched by assets denominated in the same currency.

40. Related party transactions

(i) At the end of the year the aggregate amounts outstanding from Directors, their connected persons and Officers, in relation to loans from and other credit transactions with the Company, and the number of persons concerned, were as follows:

	Directors		Officers	
	2004	2003	**2004**	2003
Number of persons	**5**	6	**15**	13
Aggregate amount	**£2.0m**	£2.7m	**£2.4m**	£1.9m

(ii) The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2004 amounted to £21.6m (2003 £19.3m; 2002 £16.3m). At 31 December 2004 the commitment in respect of amounts not yet paid was £11.6m (2003 £10.0m; 2002 £8.7m).

(iii) Except for the contribution to The Northern Rock Foundation, the Company has made no promotional and benevolent donations to organisations in which certain Directors and their connected persons hold positions of influence such as Directors, Trustees and Governors (2003 £nil; 2002 £nil).

(iv) The Company has mortgage loans outstanding from its related companies. Movements in these loans and provisions in respect of them during the year were as follows:

	£m
Cost:	
At 1 January 2004 and 31 December 2004	0.1
Provisions:	
At 1 January 2004 and 31 December 2004	0.1
Net book amount:	
At 31 December 2004 and 31 December 2003	–

(v) Northern Rock plc is a listed company and its shares are held by a large number of investors. No investor acting individually has the ability to control the activities of the Company. Consequently it is considered that there is no ultimate controlling party as defined in FRS 8 "Related Party Transactions".

41. Reconciliation of operating profit to net operating cash inflows

	2004	2003 (as restated)	2002 (as restated)
	£m	£m	£m
Profit on ordinary activities before tax	**431.2**	386.6	325.4
Decrease/(increase) in prepayments and accrued income	**(182.1)**	37.9	(100.0)
Increase/(decrease) in accruals and deferred income	**57.2**	28.1	(18.4)
Provisions for bad and doubtful debts	**56.5**	48.7	43.1
Loans and advances written off net of recoveries	**(30.9)**	(30.3)	(25.9)
Depreciation and amortisation	**22.6**	20.1	14.5
Interest on subordinated liabilities	**85.5**	62.0	51.3
Interest on reserve capital instruments	**19.8**	17.3	18.3
Interest on tier one notes	**13.0**	11.4	4.3
Other non-cash movements	**9.6**	14.7	6.1
Net cash inflow from trading activities	**482.4**	596.5	318.7
Net increase in loans and advances to banks and customers	**(12,813.8)**	(9,631.9)	(8,373.3)
Net increase in deposits by banks and customer accounts	**1,369.1**	1,147.7	602.3
Net increase in debt securities in issue	**11,007.3**	8,794.5	7,449.6
Net decrease/(increase) in other assets	**7.0**	2.6	(50.2)
Net (decrease)/increase in other liabilities	**(18.8)**	(63.6)	159.0
Net cash inflow from operating activities	**33.2**	845.8	106.1

42. Gross cash flows

	2004	2003	2002
	£m	£m	£m
(i) Returns on investments and servicing of finance			
Interest paid on subordinated liabilities	**78.7**	58.2	48.9
Interest paid on reserve capital instruments	**19.7**	17.2	18.4
Interest paid on tier one notes	**12.6**	11.5	1.1
	111.0	86.9	68.4
(ii) Capital expenditure and financial investment			
Purchase of investment securities	**9,670.3**	4,633.4	3,323.9
Sales and maturities of investment securities	**(8,900.9)**	(4,256.8)	(3,172.3)
Purchase of tangible fixed assets	**60.4**	43.6	51.1
Sale of tangible fixed assets	**(12.3)**	(0.7)	(2.8)
	817.5	419.5	199.9

42. Gross cash flows (continued)

	2004 £m	2003 £m	2002 £m
(iii) Financing			
Issue of subordinated liabilities	396.1	–	550.0
Repayment of subordinated liabilities	–	–	(25.0)
Issue of tier one notes	–	–	200.0
	396.1	–	725.0

43. Analysis of the balances of cash as shown in the balance sheet

	As at 1 Jan 04 £m	Cashflow £m	As at 31 Dec 04 £m
Cash and balances at central banks	11.6	(1.4)	10.2
Loans and advances to other banks repayable on demand	973.3	(704.4)	268.9
	984.9	(705.8)	279.1

	As at 1 Jan 03 £m	Cashflow £m	As at 31 Dec 03 £m
Cash and balances at central banks	10.7	0.9	11.6
Loans and advances to other banks repayable on demand	601.4	371.9	973.3
	612.1	372.8	984.9

	As at 1 Jan 02 £m	Cashflow £m	As at 31 Dec 02 £m
Cash and balances at central banks	10.5	0.2	10.7
Loans and advances to other banks repayable on demand	331.9	269.5	601.4
	342.4	269.7	612.1

44. Analysis of changes in financing during the year

	2004 Share capital £m	2004 Loan capital £m	2004 Reserve capital instruments £m	2004 Tier one notes £m	2003 Share capital £m	2003 Loan capital £m	2003 Reserve capital instruments £m	2003 Tier one notes £m	2002 Share capital £m	2002 Loan capital £m	2002 Reserve capital instruments £m	2002 Tier one notes £m
At 1 January	123.9	1,119.5	300.0	200.0	123.9	1,119.5	300.0	200.0	123.9	594.5	300.0	–
Cash inflow from financing	–	396.1	–	–	–	–	–	–	–	525.0	–	200.0
Amortisation	–	0.1	–	–	–	–	–	–	–	–	–	–
At 31 December	123.9	1,515.7	300.0	200.0	123.9	1,119.5	300.0	200.0	123.9	1,119.5	300.0	200.0

45. Differences between U.K. GAAP and U.S. GAAP

The financial statements prepared in this report have been prepared in accordance with U.K. Generally Accepted Accounting Principles ("U.K. GAAP"). Such principles vary in significant respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). The differences applicable to Northern Rock's accounts are summarised below.

U.K. GAAP	U.S. GAAP
Loan origination fees	**Loan origination fees**
Loan origination fees received in respect of services rendered are recognised in fees and commissions receivable in the profit and loss account as the services are performed. Where loan origination fees or costs are in the nature of interest, they are recognised in the profit and loss account over the life of the loan.	Under Statement of Financial Accounting Standards ("SFAS") No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" ("SFAS No. 91"), to the extent that loan origination fees are not offset by related direct costs, they are deferred and amortised through the profit and loss account as an adjustment to net interest income over the life of the loan.
Mortgage incentives	**Mortgage incentives**
In accordance with the British Bankers' Association Statement of Recommended Practice ("BBA SORP") on Advances, recoverable mortgage incentives are amortised through other interest receivable and similar income over the period during which such costs can be recovered. The BBA SORP on Advances does not allow the amortisation period to exceed the repayment charge period.	All mortgage incentives are deferred and amortised through the profit and loss account as an adjustment to net interest income over the life of a loan in accordance with SFAS No. 91.
Pension cost	**Pension cost**
Where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of members of the scheme. Variations from regular cost are spread over the average remaining service lives of current employees, on a straight-line basis.	Under SFAS No. 87, "Employers' Accounting for Pensions", the same basic actuarial method is used as under U.K. GAAP, but certain assumptions differ, assets are assessed at fair value and liabilities are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining services lives of current employees.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

U.K. GAAP

Impairment of tangible fixed assets

Property is held on the balance sheet at a value not exceeding recoverable amounts.

In 1998, FRS 11, "Impairment of Fixed Assets and Goodwill", ("FRS 11") became applicable. This introduced detailed measurement rules to calculate impairment, specified trigger events to initiate impairment reviews, and details specific circumstances under which past impairments should be reviewed and revaluations booked. On the implementation of FRS 11, there were no circumstances which required Northern Rock to review previous impairments. Impairments are recognised as a charge against profit in the year of identification.

Stock-based compensation

Stock-based compensation cost, arising from the award to employees of shares and options, is recognised through the profit and loss account over the period of the employee's performance. The cost of awards is measured on an intrinsic value basis (market value at date of grant less any employee contribution or exercise price).

Costs of equity based instruments, such as share options, issued to employees under compensation schemes (except Inland Revenue approved Save as You Earn ("SAYE") schemes), must be recognised through the profit and loss account over the vesting period. For Inland Revenue approved SAYE schemes, equity based instruments are accounted for within the called up share capital and share premium accounts on the balance sheet when exercised.

Provision should be made for employer payroll taxes on outstanding share options that are expected to be exercised, calculated at the latest enacted rate applied to the difference between the market value of the underlying shares at the balance sheet date and the option exercise price. This charge should be allocated over the period from the date of grant to the end of the performance period.

U.S. GAAP

Impairment of tangible fixed assets

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires an entity to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. Accordingly no impairment has been recognised under U.S. GAAP as the first step of the impairment test has not resulted in any asset carrying values being irrecoverable.

Stock-based compensation

SFAS No. 123, "Accounting for Stock-Based Compensation", encourages companies to account for equity based instruments issued under compensation plans at their fair value, measured at the date at which the instruments are granted. However, the statement also permits the intrinsic value-based method of accounting, under which the compensation cost, being the excess, if any, of the quoted market price of the stock at measurement date over the exercise price, must be recognised in the profit and loss account over the period for which the employee provides service, which is generally the vesting period. On the balance sheet this is recorded as a corresponding adjustment to share premium. Northern Rock has adopted the intrinsic value-based method for the purposes of the reconciliation between U.K. and U.S. GAAP.

Emerging Issue Task Force Issue No. 00-16, "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-based Compensation", addresses how an entity should account for employer payroll taxes on stock based compensation. Costs incurred by companies for employer payroll taxes on employee stock-based compensation should be recognised when the tax obligation is triggered (generally the exercise date in the U.S. for a non-qualified option).

U.K. GAAP

Derivative financial instruments

All derivative financial instruments are used for hedging purposes. Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged. The related interest income and expense is accounted for on a basis in conformity with the underlying hedged position, primarily on an accrual basis. A portion of the Group's risk management activities are conducted on a portfolio basis without specifically designating derivative contracts as hedges of individual assets and liabilities.

Foreign currency transactions that are hedged with currency swaps are synthetically accounted for, resulting in assets and liabilities being recorded on the balance sheet at the exchange rate implicit in the swap contract.

Derivatives embedded with financial instruments are not required to be separately analysed. Products which contain embedded derivatives are valued with reference to the total product inclusive of the derivative element.

U.S. GAAP

Derivative financial instruments

Under U.S. GAAP, derivative financial instruments must be designated to a specific asset or liability or group of similar assets or liabilities in order to be accounted for as a hedge. Derivative financial instruments, which are not designated to specific assets or liabilities that are accounted for as hedges under U.K. GAAP, are accounted for as trading derivatives and recorded at fair value with changes in fair value reflected through the income statement. Derivatives used to hedge or modify the interest rate characteristics of debt securities which have been classified as available for sale under U.S. GAAP are carried at fair value with unrealised gains or losses deferred as a component of shareholders' equity.

Under U.S. GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") established accounting and reporting standards for derivative financial instruments, including certain derivatives used for hedging activities and derivatives embedded in other contracts. SFAS No. 133 requires all derivatives to be recognised on the balance sheet at fair value. The recognition of the changes in the fair value of a derivative depends upon its intended use. Derivatives that do not qualify for hedging treatment under SFAS No. 133 must be adjusted to fair value through earnings. For fair value hedges that qualify under SFAS No. 133, the changes in the fair values of the derivatives will be recognised in earnings together with the change in fair value of the hedged item attributable to the risk being hedged. For cash flow hedges that qualify under SFAS No. 133, the changes in the fair value of the derivatives will be recognised in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value will be immediately recognised in earnings.

SFAS No. 133 further requires derivatives that are embedded within financial instruments to be separated from the host contract and fair valued if it is not deemed clearly and closely related to the host. If the derivative cannot be separated, SFAS No. 133 requires the entire instrument to be fair valued.

Northern Rock uses interest rate swaps to reduce interest rate exposure to fixed rate mortgages and to fixed rate savings bonds, as noted above. In economic terms, these swaps provide an effective hedge against interest rate movements. However, under the terms of SFAS No. 133, these swaps do not qualify as effective hedges. In the case of the swaps hedging fixed rate mortgages, this is because the swaps only cover the periods for which mortgage interest rates are fixed, not the full life of the mortgage loans. In order to mitigate the impacts of this on its earnings as measured under U.S. GAAP, Northern Rock has chosen not to treat swaps against fixed rate savings bonds as hedges. This is because the

45. Differences between U.K. GAAP and U.S. GAAP (continued)

U.K. GAAP

U.S. GAAP

Derivative financial instruments (continued)

valuation of these swaps will tend to move in an opposite direction to those transacted as economic hedges against fixed rate mortgages, thus lessening the impact on earnings.

As a result of the above, there is a risk of volatility within reported profits under U.S. GAAP. Northern Rock does not believe that it is appropriate to alter its hedging policies and procedures specifically to comply with SFAS No. 133. Therefore many derivatives are deemed to be non-hedging instruments for U.S. GAAP purposes despite eliminating either completely or substantially the interest rate risk associated with these fixed rate products and continuing to qualify as hedges within U.K. GAAP.

Deferred tax (U.K. GAAP)

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Deferred tax assets are recognised to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Provision is calculated at rates expected to be applicable when the liability or asset crystallises. Deferred tax is provided on a non-discounted basis.

Deferred tax (U.S. GAAP)

Under SFAS No. 109, "Accounting for Income Taxes", provision for deferred tax under the liability method is required in full for all temporary differences.

Deferred tax assets are recognised in full with valuation allowances provided where it is considered more likely than not that some portion of the deferred tax asset will not be realised.

Investments in securities (U.K. GAAP)

Securities held for investment purposes are stated at cost less provision for diminution in value. Cost is adjusted for any amortisation of premium or discount and excludes accrued interest. All securities not held for investment purposes would be stated at market value and profits and losses arising from this revaluation would be taken to the profit and loss account. Northern Rock only holds securities for investment purposes.

Investments in securities (U.S. GAAP)

Securities are classified as trading securities, available for sale securities, and held to maturity securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Held to maturity securities are accounted for in the same way as securities held for investment purposes under U.K. GAAP. Trading securities are accounted for in the same way as securities not held for investment purposes under U.K. GAAP. Available for sale securities are reported at fair value, with unrealised gains and losses excluded from earnings, but reported in Other Comprehensive Income. Unrealised gains and losses on derivative financial instruments hedging available for sale securities are also reported in Other Comprehensive Income.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

U.K. GAAP

Treasury stock

A company may purchase its own shares provided the laws on capital maintenance are adhered to and such shares must be cancelled on redemption or repurchase. Where the redemption or repurchase is paid for from profits, an amount equivalent to the nominal value is transferred from share capital to a non-distributable capital redemption reserve. An exemption is available for shares purchased by an employee benefit trust. Such shares are recorded at cost and shown as a deduction from shareholders' equity.

Dividends payable

Dividends declared after the period end are recorded in the period to which they relate.

Reserve capital instruments

Following the publication of UITF 33, "Obligations in financial instruments" in February 2002, reserve capital instruments ("RCIs") are now reported on the balance sheet as a liability and the gross coupon payable recorded as interest payable. Previously, RCI's were part of shareholders' funds and the coupon payable was shown as an after tax appropriation of profit.

Reserve capital instruments appropriations are accounted for on an accrual basis except where ultimate payment is deemed remote. The appropriations are included in the determination of profit on ordinary activities and earnings per share.

U.S. GAAP

Investments in securities (continued)

If an available for sale security is redesignated as held to maturity, any unrealised holding gain or loss at the date of transfer continues to be reported in other comprehensive income. This unrealised gain or loss is amortised over the remaining life of the security.

Available for sale and held to maturity securities are reviewed to determine if a decline in fair value below amortised cost is other than temporary. If the decline is judged to be other than temporary, the cost basis is written down to fair value as a new cost basis and the amount of the write down is included in earnings.

Treasury stock

When a company's own shares are repurchased, the shares are recorded at cost and shown as a deduction from shareholders' equity. Any profit or loss on the subsequent sale of the shares is shown as a change in equity.

Dividends payable

Dividends are recorded in the period in which they are declared.

Reserve capital instruments

Reserve capital instruments are included in shareholders' funds in the balance sheet.

Cumulative dividends on reserve capital instruments are not accounted for until declared, and are not included in the determination of net income. Cumulative reserve capital instrument appropriations are deducted however from net income when computing income available to ordinary shareholders for earnings per share calculation purposes.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

U.K. GAAP

Consolidated cash flow statement

Cash flow statements are prepared in accordance with FRS 1 (revised), "Cash Flow Statements". Cash flows do not include cash equivalents. Cash flows are presented under the headings of Operating activities, Returns on investment and servicing of finance, Taxation, Capital expenditure and financial investment, Acquisitions and disposals, Equity dividends paid and Financing.

Securitised assets

Under FRS 5, "Reporting the Substance of Transactions", ("FRS 5") where assets are financed such that Northern Rock's potential loss is limited to a fixed monetary amount and it retains significant rights to benefits and exposure to risks, then provided certain specific criteria are met, the assets remain on balance sheet and the non-recourse finance received is deducted from the assets. This treatment is known as "linked presentation". Where the financing utilises a special purpose vehicle such that the risks and rewards to the Group are similar to those that would be obtained from a subsidiary, it is treated as a quasi-subsidiary and is consolidated into the Group results using linked presentation in accordance with FRS 5.

Capitalisation of interest

Capitalisation of finance costs directly attributable to the construction of tangible assets is neither required nor forbidden under FRS15 "Tangible Fixed Assets". If a policy of capitalisation is adopted, it must be consistently applied to all such directly attributable finance costs.

U.S. GAAP

Consolidated cash flow statement

In accordance with SFAS No. 95, "Statement of Cash Flows", ("SFAS No. 95") cash equivalents are included within cash flows. Cash flows are presented under the headings of Operating, Investing and Financing activities. A cash flow statement has been prepared under SFAS No. 95 and is included in note 46.

Securitised assets

Under U.S. GAAP, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125", ("SFAS No. 140"), prescribes accounting for securitisations, other transfers of financial assets and collateral. SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control.

Under that approach, after a transfer of financial assets, an entity recognises the financial and servicing assets it controls and the liabilities it has incurred, derecognises financial assets when control has been surrendered, and derecognises liabilities when extinguished. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Northern Rock's securitisation qualifies as a secured borrowing, and it therefore recognises the assets and the associated financing on its balance sheet

Capitalisation of interest

Under SFAS No. 34, "Capitalization of Interest Cost" as amended by SFAS No. 42, "Determining Materiality for Capitalization of Interest Cost", interest costs on borrowings and other obligations associated with assets, which are prepared for use over time, are capitalised as part of the historical cost of the assets.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

U.K. GAAP

Goodwill

Goodwill arising on consolidation as a result of the acquisition of subsidiary undertakings is capitalised as an intangible fixed asset and is amortised through the profit and loss account on a straight line basis over its expected useful economic life. The expected useful economic life is determined at the time of an acquisition by considering the nature of the business acquired and the period of time over which the value of the business is expected to exceed the value of its net assets.

Goodwill is subject to impairment reviews in accordance with FRS 11 "Impairment of fixed assets and goodwill". The carrying value is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs.

Extinguishment of liabilities

Under FRS 5, "Reporting the Substance of Transactions", a liability is extinguished if an entity's obligation to transfer economic benefits is satisfied, removed or is no longer likely to occur.

Future developments

International Financial Reporting Standards ("IFRS")

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with IFRS rather than the existing national GAAP. The regulation takes effect for accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Group reports will change. The Group will produce its consolidated financial statements in accordance with IFRS for the year ended 31st December 2005.

U.S. GAAP

Goodwill

Under SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" goodwill resulting from acquisitions should be capitalised and is not amortised but tested for impairment annually. Such goodwill should be written off to the extent that it is judged to be impaired.

Extinguishment of liabilities

Under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125", ("SFAS No. 140"), a debtor may de-recognise a liability if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability, or (b) the debtor is legally released from being the primary obligor under the liability either financially or by the creditor.

Future developments

Statement of Position 03-03, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer", ("SOP 03-03") was issued in December 2003. SOP 03-03 addresses accounting for differences between the contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. SOP 03-03 is effective for loans acquired in accounting periods beginning after December 15 2004. The adoption of SOP 03-03 did not have a significant impact on the Group as there were no loans acquired during the period for which accounting under the SOP would be applicable.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

U.K. GAAP

Future developments (continued)

IFRS includes a number of areas, principally financial instruments, where fair values are required to a far greater extent than under U.K. GAAP. This will create greater volatility in reported results and have an associated impact on other financial measures.

Northern Rock is currently evaluating the impact of this change on its US GAAP reconciliations.

U.S. GAAP

Future developments (continued)

EITF Issue 03-01 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" was issued in January 2004. The EITF requires certain additional disclosures to other-than-temporary impairments for investments accounted for under the cost method or the equity method, classified as either available-for-sale or held-to-maturity under SFAS No. 115 (including individual securities and investments in mutual funds) and investments accounted for under SFAS No. 124. In September 2004, the FASB issued FSP EIFT 03-01-1 which delayed the effective date of EIFT 03-01 until the FASB staff addresses additional measurement issues affecting the consensus. The issue and the deferral of the EITF did not have a significant impact on the Group as the Group currently measures impairment using the principles embodied in the EITF.

In March 2004, the SEC issued Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments", ("SAB 105"). SAB 105 addresses the initial recognition and measurement of loan commitments that meet the definition of a derivative and is effective for all applicable loan commitments entered into, or substantially modified, on or after April 1 2004. The adoption of the SAB did not have a significant impact on the Group as the Group does not enter into any loan commitments that would meet the definition of a derivative.

In December 2004, the FASB issued SFAS 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29", ("SFAS 153") which provides for a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. The Statement is effective for fiscal years beginning June 15 2005. The Group does not believe that the adoption of SFAS 153 will have an affect on its financial position or results of operations.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

U.K. GAAP

U.S. GAAP

Future developments (continued)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment", ("SFAS 123") which requires compensation costs related to share-based payment transactions to be recognised in the financial statements. The compensation cost will be based on the grant-date fair value of the equity issued and will be recognised over the period that an employee provides service in exchange for the award. SFAS 123 (revised 2004) will be effective for the Group from January 1 2006. Entities that use the fair value method for either recognition or disclosure under SFAS 123 will apply the revised Statement using a modified version of prospective application whereby for that portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost will be based on the grant-date fair value calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required by SFAS 123. The Group currently makes pro forma disclosures of the effect on net income of compensation costs determined under the fair value method of SFAS 123.

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("SFAS 154") Accounting Changes and Error Corrections a replacement for APB Opinion No. 20 and FAS Statement No. 3. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Northern Rock does not currently expect this statement to have a significant impact on results of operations or financial position as they do not have or anticipate any changes to accounting principles that would fall to be accounted for under the standard

45. Differences between U.K. GAAP and U.S. GAAP (continued)

The following tables summarise the adjustments to consolidated profit attributable to ordinary shareholders and shareholders' funds which would result from the application of U.S. GAAP instead of U.K. GAAP, where applicable. The adjustments in the reconciliations below are stated gross of tax with the tax effect being included within the line item "deferred tax effect of the above U.S./U.K. GAAP adjustments".

	Note	2004 £m	2003 (as restated) £m	2002 (as restated) £m
Consolidated profit attributable to ordinary shareholders of Northern Rock plc (U.K. GAAP)		**306.2**	274.4	228.9
Loan origination fees		**(56.9)**	(55.4)	(44.5)
Mortgage incentives		**(91.4)**	(1.9)	2.6
Pension cost	a)	**(6.3)**	(3.2)	(1.4)
Gains/(losses) on tangible fixed assets	b)	**0.8**	(0.8)	(0.3)
Stock-based compensation	c)	**(1.6)**	(1.9)	(1.1)
Amortisation of goodwill	f)	**3.6**	3.6	1.5
Capitalised interest		**0.6**	0.1	0.9
Realised gains on available for sale securities		**1.1**	–	–
Impairment of available for sale securities		**–**	–	(6.7)
Reclassification of income from securitisation				
- Interest income and similar income arising from loans and advances		**998.5**	696.0	415.3
- Securitisation interest receivable		**(998.5)**	(696.0)	(415.3)
- Interest expense		**(953.9)**	(538.3)	(323.7)
- Securitisation interest payable		**953.9**	538.3	323.7
- Provisions for loan losses		**8.0**	0.6	(4.7)
- Other operating income		**(7.3)**	(0.2)	4.9
- Other operating expenses		**(0.7)**	(0.4)	(0.2)
Reclassification of provisions for losses on properties in possession:				
- Provisions for loan losses		**0.2**	0.6	0.8
- Losses on other real estate owned		**(0.2)**	(0.6)	(0.8)
Non qualifying hedging derivatives	l)	**(208.7)**	(310.7)	(474.5)
Foreign currency translation of bonds		**147.4**	429.7	403.8
Deferred tax effect of the above U.S./U.K. GAAP adjustments	d)	**79.7**	(17.7)	35.7
Total U.S. GAAP adjustments, net		**(131.7)**	41.8	(84.0)
Consolidated profit attributable to ordinary shareholders of Northern Rock plc (U.S. GAAP)		**174.5**	316.2	144.9
Reserve capital instruments appropriation (net of tax credit of £7.6m; 2003 £7.6m; 2002 £7.6m)		**17.6**	17.6	17.6
Net income (U.S. GAAP)		**192.1**	333.8	162.5

The reclassification of income from securitisation GAAP adjustment shown above for the years ended 31 December 2002 was restated in 2003 as a result of Northern Rock changing the U.K. GAAP presentation of income from securitisation during the year ended 31 December 2003. Further details are given in note 2b.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

	Note	2004 £m	2003 (as restated) £m
Consolidated shareholders' funds of Northern Rock plc (U.K. GAAP)		**1,541.9**	1,339.9
Loan origination fees		**(222.6)**	(165.7)
Mortgage incentives		**42.6**	134.0
Pension cost	a)	**7.4**	13.7
Impairment of tangible fixed assets	b)	**8.5**	7.7
Stock-based compensation	c)	**1.8**	1.4
Purchase accounting adjustments	f)	**2.8**	(0.8)
Capitalised interest		**1.9**	1.3
Net unrealised gain on available for sale securities	g)	**45.6**	34.7
Unrealised holding gain on held to maturity securities	g)	**0.2**	0.6
Impairment of available for sale securities	g)	**(5.6)**	(6.7)
Reclassification of available for sale securities pledged to creditors			
- Available for sale securities		**(691.9)**	(688.1)
- Available for sale securities pledged to creditors		**691.9**	688.1
FAS 133 fair value adjustment			
- Loans and advances to customers	l)	**(21.0)**	14.6
- Available for sale securities	l)	**4.9**	5.6
- Deposits by banks	l)	**(17.9)**	(18.7)
- Customer accounts	l)	**16.5**	(1.9)
- Debt securities in issue	l)	**227.4**	245.9
- Subordinated liabilities	l)	**(20.6)**	(22.1)
Non-qualifying hedging derivatives	l)	**(1,026.0)**	(812.0)
Hedging derivatives	l)	**(202.8)**	(258.5)
Extinguishment of liabilities		**(51.7)**	(51.7)
Foreign currency translation of bonds		**1,012.7**	865.3
Futures variation margins		**(15.8)**	–
Reserve capital instruments		**300.0**	300.0
Reserve capital instruments appropriation		**7.0**	7.0
Reclassification of securitised mortgage loans:			
- Restricted cash		**423.9**	1,200.4
- Loans and advances to customers subject to securitisation		**(22,339.2)**	(15,678.7)
- Loans and advances to customers		**21,900.3**	14,491.6
- Other assets		**16.1**	–
- Other liabilities		**(1.1)**	(13.3)
Reclassification of non-recourse finance:			
- Non-recourse finance		**22,103.7**	14,832.4
- Debt securities in issue		**(22,228.7)**	(14,983.3)
- Other liabilities		**125.0**	150.9
Reclassification of properties in possession:			
- Loans and advances to customers		**(24.7)**	(14.6)
- Other assets		**24.7**	14.6
Dividends payable		**74.7**	65.3
Deferred tax effect of the above U.S./U.K. GAAP adjustments			
- cumulative charge to profit on ordinary activities after tax	d)	**78.1**	(1.6)
- cumulative charge directly to shareholders' funds	d)	**(13.3)**	(10.0)
Total U.S. GAAP adjustments, net		**234.8**	347.4
Consolidated shareholders' funds of Northern Rock plc (U.S. GAAP)		**1,776.7**	1,687.3

45. Differences between U.K. GAAP and U.S. GAAP (continued)

a) Pension cost

Under U.S. GAAP, the Group adopts the provisions of SFAS No. 87, "Employers Accounting for Pensions" ("SFAS No. 87"), as amended by SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits" and SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post-retirement Benefits", in respect of the Northern Rock Pension Scheme, a funded plan as at 31 December 1995. The U.S. GAAP pension cost for the funded pension scheme, including the cost of guaranteeing the benefits of members within the defined contribution scheme approaching retirement, for 2004 of £14.0m (2003: £10.7m; 2002: £8.3m) compares with £7.7m in 2004 (2003: £7.5m; 2002: £6.9m) under U.K. GAAP.

The following disclosures are based upon pension costs as calculated under U.S. GAAP. Calculations have been performed at 31 December 2004.

Net periodic pension cost	**2004 £m**	2003 £m	2002 £m
Service cost	**8.4**	7.1	6.7
Interest cost	**12.6**	10.1	9.4
Expected return on plan assets	**(12.3)**	(10.4)	(9.7)
Amortisation of unrecognised net asset at transition	**–**	(0.7)	(0.6)
Amortisation of unrecognised net loss	**5.3**	4.6	2.5
Net periodic pension cost	**14.0**	10.7	8.3

Projected benefit obligation	**2004 £m**	2003 £m	2002 £m
Benefit obligation at the beginning of the year	**232.3**	182.6	166.4
Reclassified to defined contribution scheme	**–**	–	(1.4)
Service cost	**8.4**	7.1	6.7
Interest cost	**12.6**	10.1	9.4
Employee contributions	**1.7**	1.8	1.7
Actuarial loss	**2.5**	34.2	3.4
Benefits paid	**(3.8)**	(3.5)	(3.6)
Benefit obligation at the end of the year	**253.7**	232.3	182.6

Fair value of plan assets	**2004 £m**	2003 £m	2002 £m
Fair value of plan assets at beginning of year	**179.5**	154.2	137.1
Reclassified to defined contribution scheme	**–**	–	(1.4)
Actual return on plan assets	**16.3**	21.1	(18.7)
Employer contributions	**6.0**	5.9	39.1
Employee contributions	**1.7**	1.8	1.7
Benefits paid	**(3.8)**	(3.5)	(3.6)
Fair value of plan assets at end of year	**199.7**	179.5	154.2

45. Differences between U.K. GAAP and U.S. GAAP (continued)

a) Pension cost (continued)

Funded status of the plan	2004 £m	2003 £m	2002 £m
Fair value of plan assets	**199.7**	179.5	154.2
Projected benefit obligation	**(253.7)**	(232.3)	(182.6)
Funded status	**(54.0)**	(52.8)	(28.4)
Unrecognised actuarial loss	**90.3**	97.1	78.2
Unrecognised net asset at transition	–	–	(0.7)
Prepaid assets	**36.3**	44.3	49.1

The Accumulated Benefit Obligation was calculated based on Approach 2 disclosed in EITF 88-1 "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan". In this approach, the actuarial present value of the vested benefits to which the employee is currently entitled is based on the employee's expected date of separation or retirement, as opposed to Approach 1, where the Vested Benefit Obligation is the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately. The Accumulated Benefit Obligation at 31 December 2004 was £185.3m.

Under SFAS No. 87, the excess of plan assets over the projected benefit obligation at the transition date totalled £5.4m and was recorded as a net asset and increase to shareholders' funds. This net asset is recognised as a reduction to pension expense on a prospective basis over approximately 8 years.

Principal financial assumptions

The financial assumptions used to calculate the projected benefit obligation for the Company's pension scheme at 31 December 2004, 2003 and 2002 were as follows.

	2004 % pa	2003 % pa	2002 % pa
Discount rate	**5.30**	5.40	5.60
Rate of pay escalation	**4.50**	4.40	4.05
Rate of pension increase	**3.10**	3.00	3.00
Rate of expected return on plan assets	**6.70**	6.80	6.70
Price inflation	**2.75**	2.65	2.30

The assets of the plan are invested primarily in equity and fixed interest securities.

The overall expected return on plan assets assumption is derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of financial markets, as suggested by the yields available, and the views of investment organisations.

Plan assets

The Trustees of the Northern Rock Pension Scheme determine their investment strategy with regard to the liability profile of the Scheme. The Trustees have determined the following benchmark which they believe provides an adequate balance between maximising the return on assets and minimising the risk of failing to meet the liabilities over the long-term.

Asset category	Target allocation at 31 December 2004 %	**Percentage of scheme assets at 31 December 2004 %**	Percentage of scheme assets at 31 December 2003 %
Equities	52.5	**53.2**	53.5
Bonds	42.5	**40.3**	41.7
Property	5.0	**6.0**	4.1
Cash	–	**0.5**	0.7

Overall, the Trustees of the Northern Rock Pension Scheme aim to have a sufficiently diversified portfolio.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

a) Pension cost (continued)

Cash flows	Forecasts 2010 to 2014 £m	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m	**2004 £m**	2003 £m
Employer contributions						5.9	**6.0**	5.9
Benefit payments	36.6	5.9	5.4	5.0	4.6	4.3	**3.8**	3.5

Staff who joined the scheme before 1 July 1999 participate in the funded, contracted-out, defined benefit section of the scheme unless they opt out. Retirement benefits of this section of the scheme are based on the individual's final year's pensionable salary and the number of years pensionable service with the Group at retirement. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the scheme at that date, together with staff employed from 1 July 1999, participate in the contracted-in defined contribution section of the scheme unless they opt out. Retirement benefits of this section of the scheme are based on the individual's periodic contributions to the scheme and the relative market performance of the investments. The U.S. GAAP pension charge for this section of the scheme, excluding the cost of guaranteeing the benefits of members approaching retirement, is the same as the U.K. GAAP charge and amounted to £1.3m (2003: £1.1m; 2002: £0.8m).

b) Gains/(losses) on tangible fixed assets

During the year ended 31 December 1997, the Group recorded restructuring provisions of £11.6m in connection with the planned closure of certain branches and head office premises. Under U.S. GAAP the restructuring costs did not meet the criteria for recognition under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This statement has now been superseded by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Disposal of branches during the period 2002 to 2004 resulted in amounts relating to restructuring provisions recorded during 1997 under U.K. GAAP being recognised in income under U.S. GAAP in those periods. This resulted in a decrease to net income under U.S. GAAP of £0.3m in 2002, £0.8m in 2003 and an increase to net income under U.S. GAAP of £0.8m in 2004.

c) Stock-based compensation

__Summary of schemes__

Northern Rock grants stock options to executive officers and employees under the following schemes:

- Employee Share Option Scheme
- Employee Sharesave Scheme

Equity instruments other than options have been granted under the following schemes:

- Employee Share Ownership Scheme
- Share Incentive Plan / Approved Profit Sharing Scheme
- Long Term Incentive Plan
- Share Matching Scheme
- Deferred Bonus Plan

Further details of each plan are given below.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

c) Stock-based compensation (continued)

Stock Option Schemes

Employee Share Option Scheme
The Employee Share Option Scheme is an incentive scheme established in 1998 under which eligible employees may be granted stock options. In accordance with the scheme, options are granted at an exercise price equivalent to market price on the grant date with a vesting period of 3 years. Upon vesting, options may be exercised up to ten years from the grant date. An initial grant of options was made in 1998 and a second grant was made in 2002.

Employee Sharesave Schemes
Qualifying employees may participate in the Employee Sharesave Schemes which are qualified Save as You Earn ("SAYE") schemes, as defined by the Inland Revenue. Under these schemes, employees may contribute a portion of their monthly salary, up to a specified maximum amount, and at the expiry of a fixed term, have the option to use the savings to acquire shares in Northern Rock plc. The fixed terms outlined in the schemes for option vesting are three, five and seven years. Options can be exercised up to six months after vesting. Employees who leave the Company prior to becoming fully vested may be able to exercise their options, for up to six months, if they meet certain specified criteria. Options are granted to the employees at a discount from the market price. This was 20% for the first two grants and 10% for the third grant. The vesting period for the options is equivalent to the fixed terms in accordance with the schemes' rules.

Three Sharesave schemes are currently in operation resulting from options offered to employees during 1997, 2000 and 2003. Employees can save in any number of the schemes up to an overall specified maximum amount.

The following tables summarise the movement in the number of stock options between those outstanding at the beginning and end of the year; together with changes in weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

	Employee Sharesave (2003) Scheme		Employee Sharesave (2000) Scheme		Employee Sharesave (1997) Scheme	
	Number of options	Weighted average exercise price (£)	Number of options	Weighted average exercise price (£)	Number of options	Weighted average exercise price (£)
2004						
Options outstanding at the beginning of the year	912,660	5.98	1,394,391	2.15	36,444	3.81
Options granted during the year	–	–	–	–	–	–
Options exercised during the year	8,182	5.98	27,946	2.15	3,178	3.81
Options forfeited during the year	78,890	5.98	20,924	2.15	2,345	3.81
Options expired during the year	–	–	–	–	–	–
Options outstanding at the end of the year	825,588	5.98	1,345,521	2.15	30,921	3.81
Options exercisable at the end of the year	1,331	5.98	–	–	–	–
2003						
Options outstanding at the beginning of the year	–	–	2,914,520	2.15	57,451	3.81
Options granted during the year	965,168	5.98	–	–	–	–
Options exercised during the year	367	5.98	1,507,776	2.15	21,007	3.81
Options forfeited during the year	52,141	5.98	12,353	2.15	–	–
Options expired during the year	–	–	–	–	–	–
Options outstanding at the end of the year	912,660	5.98	1,394,391	2.15	36,444	3.81
Options exercisable at the end of the year	6,688	5.98	24,696	2.15	2,713	3.81
2002						
Options outstanding at the beginning of the year	–	–	2,977,031	2.15	61,322	3.81
Options granted during the year	–	–	–	–	–	–
Options exercised during the year	–	–	11,904	2.15	–	–
Options forfeited during the year	–	–	50,607	2.15	3,871	3.81
Options expired during the year	–	–	–	–	–	–
Options outstanding at the end of the year	–	–	2,914,520	2.15	57,451	3.81
Options exercisable at the end of the year	–	–	5,585	2.15	22,030	3.81

45. Differences between U.K. GAAP and U.S. GAAP (continued)

c) Stock-based compensation (continued)

Stock Option Schemes (continued)

	Employee Share Option (2002) Scheme		Employee Share Option (1998) Scheme	
	Number of options	Weighted average exercise price (£)	Number of options	Weighted average exercise price (£)
2004				
Options outstanding at the beginning of the year	3,369,000	6.41	945,565	6.18
Options granted during the year	–	–	–	–
Options exercised during the year	172,000	6.41	368,295	6.18
Options forfeited during the year	212,000	6.41	7,500	6.18
Options expired during the year	–	–	–	–
Options outstanding at the end of the year	2,985,000	6.41	569,770	6.18
Options exercisable at the end of the year	1,000	6.41	569,770	6.18
2003				
Options outstanding at the beginning of the year	3,602,000	6.41	1,278,119	6.18
Options granted during the year	–	–	–	–
Options exercised during the year	14,000	6.41	332,554	6.18
Options forfeited during the year	219,000	6.41	–	–
Options expired during the year	–	–	–	–
Options outstanding at the end of the year	3,369,000	6.41	945,565	6.18
Options exercisable at the end of the year	27,000	6.41	945,565	6.18
2002				
Options outstanding at the beginning of the year	–	–	2,217,902	6.18
Options granted during the year	3,796,000	6.41	–	–
Options exercised during the year	–	–	831,333	6.18
Options forfeited during the year	194,000	6.41	103,250	6.18
Options expired during the year	–	–	5,200	6.18
Options outstanding at the end of the year	3,602,000	6.41	1,278,119	6.18
Options exercisable at the end of the year	4,000	6.41	1,278,119	6.18

All options outstanding at 31 December 2004 under the Employee Sharesave (2003) Scheme, the Employee Sharesave (2000) Scheme, the Employee Sharesave (1997) Scheme, the Employee Share Option (2002) Scheme and the Employee Share Option (1998) Scheme were granted with an exercise price of £5.98, £2.15, £3.81, £6.41 and £6.18 respectively. The market price of the Company's shares at the grant date for each of these schemes was £6.40, £3.07, £4.82, £6.41 and £6.18, respectively.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

c) Stock-based compensation (continued)

Stock Option Schemes (continued)

Stock-based compensation costs relating to these schemes were as follows

	2004 £m	2003 £m	2002 £m
Employee Sharesave (2003) Scheme	**0.1**	0.1	–
Employee Sharesave (2000) Scheme	**0.2**	0.4	0.7
Employee Sharesave (1997) Scheme	**–**	–	–
Employee Share Option (2002) Scheme	**0.7**	1.2	–
Employee Share Option (1998) Scheme	**–**	–	–

The weighted average grant date fair value of options granted during the year were as follows.

	2004 £	2003 £	2002 £
Employee Sharesave (2003) Scheme			
Three year vesting	**n\a**	1.57	n\a
Five year vesting	**n\a**	1.84	n\a
Seven year vesting	**n\a**	2.02	n\a
Employee Share Option (2002) Scheme	**n\a**	n\a	1.63

The fair values used to calculate the weighted averages in the table above were calculated using the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", which is described further below.

The weighted average remaining contractual life of options outstanding at 31 December 2004 were as follows.

Scheme	**Weighted average contractual life**
Employee Sharesave (2003) Scheme	**2.8 years**
Employee Sharesave (2000) Scheme	**1.5 years**
Employee Sharesave (1997) Scheme	**0.5 years**
Employee Share Option (2002) Scheme	**7.6 years**
Employee Share Option (1998) Scheme	**3.4 years**

45. Differences between U.K. GAAP and U.S. GAAP (continued)

c) Stock-based compensation (continued)

Other Equity Instruments

Employee Share Ownership Scheme

The Employee Share Ownership Scheme was established in connection with the conversion of Northern Rock Building Society to a stock form U.K. licensed bank on 1 October 1997 ("conversion"). Each employee of the former building society was granted rights to shares, free from any consideration, following the conversion. These rights vested immediately and the shares were transferred to an independent trustee company upon grant date. The shares were transferred to the employees by the trustee company on the third anniversary of the grant date. Compensation expense related to this scheme was £nil for all years presented.

Share Incentive Plan / Approved Profit Sharing Scheme

The Share Incentive Plan ("SIP") was established in 2003 and is available to all employees who have completed a minimum of six months of service. Provided that the Company meets certain performance criteria annually as outlined in the SIP, eligible employees are granted rights to shares in Northern Rock plc for an amount not in excess of 5% of their annual salary, free from any consideration. The rights to shares vest immediately. The Company subsequently purchases shares to satisfy the shares vested and transfers them to an independent trustee company. Shares are transferred to the employees by the trustee company on the fifth anniversary of the grant date. The SIP was introduced following changes to UK legislation regarding employee share compensation schemes. Prior to this the company operated an Approved Profit Sharing Scheme ("APSS") for employees. The qualifying conditions for and operation of APSS were the same as for SIP except that shares were transferred to the employees by the trustee company on the third anniversary of the grant date rather than the fifth anniversary. Compensation expense related to these schemes was £1.8m, £1.7m and £2.4m for 2004, 2003 and 2002, respectively.

Long Term Incentive Plan

Executive Directors and certain other senior executives, who are not within 2 years of retirement age, are granted rights to shares under the Long Term Incentive Plan ("LTIP"). Rights to shares are granted under the LTIP to eligible employees free from any consideration. The vesting period for the shares is 3 years from the date of grant and is subject to certain performance targets for the Company over the vesting period. If certain performance criteria have been met by the Company, the employees may exercise their options within a 3 month window immediately subsequent to the vesting period. Compensation expense related to this scheme was £3.6m, £2.9m and £2.7 for 2004, 2003 and 2002, respectively.

Share Matching Schemes

The Company operates two Share Matching Schemes which entitle certain employees to use their annual bonuses to purchase shares in Northern Rock plc. The first scheme applies to Executive Directors and other senior executives (Share Matching Scheme 1). Originally, for every four shares purchased by the employee, the Company granted the employee the right to one additional share, free from any consideration. This scheme was altered during 2000 such that the Company now grants the employee one additional share for every share purchased. Rights to these shares vest over 3 years from the grant date. The Company has purchased shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense related to this scheme was £2.1m, £1.3m and £0.7m for 2004, 2003 and 2002, respectively.

The second scheme (Share Matching Scheme 2) was introduced during 2001 and applies to Assistant Directors and senior managers. Under the scheme, employees are entitled to use their annual bonuses to purchase shares in Northern Rock plc. For every two shares purchased by the employee, the Company grants the employee the right to one additional share, free from any consideration. Rights to these shares vest over 3 years from the grant date. The company has purchased shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense related to this scheme was £0.3m, £0.2m and £0.1m for 2004, 2003 and 2002 respectively.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

c) Stock-based compensation (continued)

Other Equity Instruments (continued)

Deferred Bonus Plan

An Executive Director or senior executive who receives a bonus under the short term cash bonus scheme may, at the absolute discretion of the Remuneration Committee, be granted an award of shares under the plan with a pre-tax value equal to the pre-tax value of his bonus under the short term cash bonus scheme. A participant who is granted an award must normally continue to hold those shares and remain an employee of the Group for a period of three years from the grant date in order to retain the full number of shares so granted to him, although shares will be released earlier in certain "good leaver" circumstances. Compensation expense related to this scheme was £1.4m, £1.0m and £0.5m for 2004, 2003 and 2002 respectively.

	2004 Number of rights granted	**2004** Weighted average fair value at grant date	2003 Number of rights granted	2003 Weighted average fair value at grant date	2002 Number of rights granted	2002 Weighted average fair value at grant date
Employee Share Ownership Scheme	–	–	–	–	–	–
Approved Profit Sharing Scheme	–	–	–	–	368,414	£6.65
Share Incentive Plan	**236,041**	**7.66**	237,304	£7.11	–	–
Long Term Incentive Plan	**591,441**	**7.40**	636,966	£6.10	389,040	£6.66
Share Matching Scheme 1	**393,177**	**7.40**	345,859	£6.10	170,852	£6.66
Share Matching Scheme 2	**51,753**	**7.25**	41,533	£6.92	38,149	£6.78
Deferred Bonus Plan	**251,849**	**7.40**	262,500	£6.10	117,942	£6.66

Pro forma net income and basic and diluted earnings per share data

Northern Rock has adopted the intrinsic value based method to measure stock-based compensation, for the purposes of the reconciliation of net income between U.K. and U.S. GAAP.

If stock-based compensation for the stock-based compensation schemes had been determined based on the fair value at the grant dates, consistent with the method encouraged by SFAS No. 123, "Accounting for Stock-Based Compensation", net income and earnings per share would have been as shown on a pro forma basis below.

	2004 £m	2003 £m	2002 £m
Net income under U.S. GAAP			
As reported	**192.1**	333.8	162.5
Add total stock-based employee compensation included in reported net income, net of related tax effects	**7.2**	6.2	4.9
Less total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effects	**(8.0)**	(6.7)	(5.7)
Pro forma net income	**191.3**	333.3	161.7
Basic earnings per Ordinary Share under U.S. GAAP			
As reported	**42.3p**	76.7p	35.0p
Pro forma	**42.1p**	76.6p	34.8p
Diluted earnings per Ordinary Share under U.S. GAAP			
As reported	**41.9p**	76.0p	34.7p
Pro forma	**41.7p**	75.9p	34.5p

45. Differences between U.K. GAAP and U.S. GAAP (continued)

c) Stock-based compensation (continued)

Pro forma net income and basic and diluted earnings per share data (continued)

The fair value of each option granted under the five primary stock option schemes has been estimated as at the grant date using the Black-Scholes option pricing model using the following assumptions for 2004, 2003 and 2002. The fair values of rights to shares granted under the LTIP have been estimated as the market price of shares at the grant date. Note that if the fair values for shares granted under the other share compensation schemes had been calculated under the Black-Scholes model, they would have equated to the intrinsic value.

	2004	2003	2002
Risk free interest rate:			
Employee Sharesave (2003) Scheme			
Three year vesting	**n/a**	3.8%	n/a
Five year vesting	**n/a**	4.0%	n/a
Seven year vesting	**n/a**	4.2%	n/a
Employee Share Option Scheme (2002)	**n/a**	n/a	4.9%
Dividend yield	**n/a**	3.0%	3.1%
Expected volatility of underlying shares	**n/a**	30.0%	30.0%
Expected lives of options granted:			
Employee Sharesave (2003) Scheme			
Three year vesting	**n/a**	3 years	n/a
Five year vesting	**n/a**	5 years	n/a
Seven year vesting	**n/a**	7 years	n/a
Employee Share Option Scheme (2002)	**n/a**	n/a	5 years

45. Differences between U.K. GAAP and U.S. GAAP (continued)

d) Deferred tax

In the reconciliations of U.K. to U.S. GAAP above and U.S. GAAP financial statements in note 46, the Group's deferred taxes have been recalculated following the guidance of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The effect of this calculation is shown in the reconciliations of U.K. to U.S. GAAP in the line item "deferred tax".

The principal components of the Group's net deferred tax asset/(liability) calculated under SFAS No. 109, are as follows.

	2004 £m	2003 £m
Deferred tax liabilities:		
Excess of capital allowances over depreciation	**(9.3)**	(8.8)
Contribution from mortgage indemnity insurance subsidiary	**(49.9)**	(35.3)
Pension fund prepayment	**(6.1)**	(4.1)
Other timing differences	**(2.1)**	(2.5)
Total deferred tax liabilities	**(67.4)**	(50.7)
Deferred tax assets:		
Restructuring provisions	**2.5**	2.3
Capital loss on care homes	**1.4**	3.7
Loan loss provisions	**24.4**	20.0
Contributions to the Northern Rock Foundation	**3.5**	3.1
Other timing differences	**8.0**	9.3
Total deferred tax assets before valuation allowance	**39.8**	38.4
Less: valuation allowance	**(4.2)**	(6.7)
Deferred tax assets less valuation allowance	**35.6**	31.7
Net deferred tax liability under SFAS No. 109	**(31.8)**	(19.0)
Net deferred tax asset/(liability) arising from differences in U.K. and U.S. GAAP	**64.8**	(11.6)
Net deferred tax asset/(liability) under U.S. GAAP	**33.0**	(30.6)

The valuation allowance against deferred tax assets at 31 December 2004 and 31 December 2003 principally relates to unrealised capital losses arising on the write down of property upon restructuring and realised capital losses on the disposal of care homes.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

e) Earnings per share ("EPS")

Under U.S. GAAP, SFAS No. 128, "Earnings per Share" requires certain disclosures relating to earnings per share in addition to the presentation of basic and diluted earnings per share on the face of the Group's profit and loss account. The following tables provide reconciliations of income and number of shares used in the calculation of basic and diluted EPS for the years ended 31 December 2004, 2003 and 2002.

	Year ended 31 December		
	2004	2003	2002
	£m	£m	£m
Net income	**192.1**	333.8	162.5
Appropriation on reserve capital instruments (net of tax benefit of £7.6m (2003 £7.6m; 2002 £7.6m))	**(17.6)**	(17.6)	(17.6)
Net income available to ordinary shareholders (numerator)	**174.5**	316.2	144.9

	Year ended 31 December		
	2004	2003	2002
	m	m	m
Weighted average ordinary shares outstanding (denominator for basic EPS)	**413.0**	412.3	413.5
Effect of dilutive securities:			
Share options	**3.6**	3.6	3.6
Adjusted weighted average ordinary shares (denominator for diluted EPS)	**416.6**	415.9	417.1

	Year ended 31 December		
	2004	2003	2002
	pence	pence	pence
Basic EPS from net income	**42.3**	76.7	35.0
Diluted EPS from net income	**41.9**	76.0	34.7

EPS, assuming full dilution, is computed based on the average number of common shares outstanding during the period, plus the dilutive effect of stock options. The dilutive effect of stock options is computed using the average market price of the company's stock for the period.

	2004	2003	2002
	m	m	m
Anti-dilutive options to purchase ordinary shares excluded from the computation of diluted EPS			
- at an exercise price of £3.81 (Sharesave Scheme 1997)	**–**	–	–
- at an exercise price of £6.18 (Share Option Scheme 1998)	**0.6**	1.0	1.7
- at an exercise price of £2.15 (Sharesave Scheme 2000)	**0.4**	0.7	1.0
- at an exercise price of £6.41 (Share Option Scheme 2002)	**2.7**	3.2	1.6
- at an exercise price of £5.98 (Sharesave Scheme 2003)	**0.7**	0.6	–

The movements on these options during each year are given in the tables on pages F-64 and F-65.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

f) Goodwill and other intangible assets

Upon acquisition of Legal & General Bank Limited and Legal & General Mortgage Services Limited, on August 1, 2002, the Group adopted the provisions of SFAS No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142"). The Group was not required to adopt the provisions of these standards prior to this date as the Group did not have any existing goodwill or intangible asset balances. In accordance with SFAS No. 142, goodwill arising on the acquisition of Legal & General Bank Limited and Legal & General Mortgage Services Limited of £29.9m has been capitalised and is subject to an impairment test at least annually, whereby impairment test reviews may result in annual goodwill write-downs. No other intangible assets were recognised on acquisition.

Since the date of acquisition, the acquired entities have been subsumed within the Group's normal trading operations. Consequently, in accordance with the impairment testing provisions of SFAS No. 142, goodwill arising on acquisition has been assigned to the consolidated Group level, being the Group's single business segment and reporting unit. If the fair value of this reporting unit is less than its carrying value, a goodwill impairment loss would be recognised equal to the excess, if any, of the net carrying value of the reporting unit goodwill over its implied fair value. In determining the estimated fair value of the reporting unit, the Group has used its quoted market share price as of the date of testing.

The Group performed its goodwill impairment test as of 31 December 2004 and deemed that there were no indicators of goodwill impairment existing.

The changes in the carrying amount of goodwill for the year ended 31 December 2004 are as follows:

	£m
Balance as of January 1, 2004 and December 31, 2004	29.9

The value of goodwill acquired under U.S. GAAP represents the difference between the cost of the investment in Legal & General Bank Limited and Legal & General Mortgage Services Limited and the fair value of the assets acquired as measured under U.S. GAAP. The carrying amount of goodwill at 31 December 2004 is £2.8m higher under U.S. GAAP as compared to U.K. GAAP. This is due to the fair value of assets acquired being £5.9m higher under U.S. GAAP resulting from different amortisation periods for mortgage incentives acquired (see page F-50), net of cumulative amortisation charge of £8.7m under U.K. GAAP since acquisition not required under U.S. GAAP.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

g) Investment securities

Under U.S. GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", investment securities are classified and disclosed within one of the following three categories: held to maturity; available for sale; or trading. The Group's investment securities are shown below in the disclosure categories required for investment securities under U.S. GAAP.

	At 31 December 2004			
	Book value £m	Gross unrealised gains £m	Gross unrealised losses £m	Fair value £m
Available for sale securities				
Equity securities	60.8	7.8	(0.4)	68.2
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	4.1	–	–	4.1
Debt securities issued or backed by foreign governments	1,284.9	23.8	(0.4)	1,308.3
Corporate debt securities	2,188.4	12.3	(2.1)	2,198.6
Mortgage backed securities other than those issued or backed by U.S. government agencies	1,115.4	5.4	–	1,120.8
Other investment securities	222.5	2.8	–	225.3
Available for sale securities at 31 December 2004	4,876.1	52.1	(2.9)	4,925.3
Derivatives held to hedge investment securities classified as available for sale	(1.3)	–	(3.6)	(4.9)
Net available for sale securities at 31 December 2004	4,874.8	52.1	(6.5)	4,920.4
Held to maturity securities				
Corporate debt securities	437.6	11.4	(0.6)	448.4

At 31 December 2004 the book value of corporate debt securities guaranteed by banks or other financial institutions amounted to £2,514.9m, comprising £2,092.8m classified as available for sale and £422.1m classified as held to maturity. Their market value at this date was £2,533.0m, comprising £2,099.9m classified as available for sale and £433.1m classified as held to maturity.

At 31 December 2004 available for sale investment securities pledged to creditors amounted to £676.9m. Their market value at this date was £691.9m.

	At 31 December 2003			
	Book value £m	Gross unrealised gains £m	Gross unrealised losses £m	Fair value £m
Available for sale securities				
Equity securities	42.9	5.3	–	48.2
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	29.6	0.4	–	30.0
Debt securities issued or backed by foreign governments	1,113.6	19.8	(0.8)	1,132.6
Corporate debt securities	1,688.2	11.4	–	1,699.6
Mortgage backed securities other than those issued or backed by U.S. government agencies	1,227.5	1.3	–	1,228.8
Other investment securities	172.9	1.7	–	174.6
Available for sale securities at 31 December 2003	4,274.7	39.9	(0.8)	4,313.8
Derivatives held to hedge investment securities classified as available for sale	(1.2)	–	(4.4)	(5.6)
Net available for sale securities at 31 December 2003	4,273.5	39.9	(5.2)	4,308.2
Held to maturity securities				
Corporate debt securities	316.7	6.9	–	323.6

45. Differences between U.K. GAAP and U.S. GAAP (continued)

g) Investment securities (continued)

At 31 December 2003 the book value of corporate debt securities guaranteed by banks or other financial institutions amounted to £1,901.2m, comprising £1,601.2m classified as available for sale and £300.0m classified as held to maturity. Their market value at this date was £1,919.5m, comprising £1,612.6m classified as available for sale and £306.9m classified as held to maturity.

At 31 December 2003 available for sale investment securities pledged to creditors amounted to £671.6m. Their market value at this date was £688.1m.

An impairment charge of £6.7m was recognised in net income during 2002 in respect of an investment within equity securities where a decline in its fair value below amortised cost was judged to be other than temporary. The book value of equity securities at 31 December 2004 and 2003 includes this investment at its fair value.

The movement during the period in shareholders' funds in relation to the net unrealised gains or losses on available for sale securities, excluding the effect of derivatives held as hedges against these securities, was an increase of £10.1m for 2004 and a decrease of £17.7m for 2003.

Maturity analysis of investment securities as at 31 December 2004

	Not more than 1 year £m	In more than 1 year but not more than 5 years £m	In more than 5 years but not more than 10 years £m	In more than 10 years £m	Total £m
Available for sale securities					
Book value	713.5	1,925.6	695.0	1,542.0	4,876.1
Fair value	714.6	1,940.3	703.2	1,567.2	4,925.3
Held to maturity securities					
Book value	160.3	177.1	100.2	–	437.6
Fair value	164.7	179.2	104.5	–	448.4

Securities with no stated maturity are included with securities with a contractual maturity of more than 10 years.

Sales of investment securities

Gross proceeds and realised gains and losses on sales of available for sale securities for the last three years are shown below.

	Year ended 31 December 2004 £m	2003 £m	2002 £m
Gross proceeds from sales	4,509.0	1,171.3	1,089.3
Gross realised losses on sales	2.5	10.1	15.5
Gross realised gains on sales	5.3	7.2	7.2

45. Differences between U.K. GAAP and U.S. GAAP (continued)

h) Consolidated cash flow statement

Under SFAS No. 95, "Statement of Cash Flows" as amended by SFAS No. 104 "Statement of Cash Flows – Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions", the Group experienced an outflow of cash and cash equivalents of £194.2m during the period ended 31 December 2004. Under FRS 1 (Revised), "Cash flow statements", the Group experienced an outflow of cash of £705.8m over the same period.

FRS 1 (Revised) is broadly consistent with IAS 7, "Cashflow statements", with the exception of the definition of cash and cash equivalents which is disclosed below.

Cash equivalents under U.S. GAAP are defined as "short term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired".

The following table summarises the movement and composition of cash and cash equivalents for each of the years ended 31 December 2004, 2003 and 2002.

	2004	2003	2002
	£m	£m	£m
Cash and cash equivalents at 1 January	**3,552.0**	2,413.6	886.5
Net cash (outflow)/inflow	**(194.2)**	1,138.4	1,527.1
Cash and cash equivalents at 31 December	**3,357.8**	3,552.0	2,413.6
Comprised of:			
Cash and balances with central banks	**10.2**	11.6	10.7
Loans and advances to banks	**3,030.9**	3,249.2	2,373.0
Other advances	**9.1**	–	–
Debt securities	**307.6**	291.2	29.9
	3,357.8	3,552.0	2,413.6

i) Loans and advances

The following table presents loans and advances which are defined as impaired in accordance with U.S. disclosure requirements. Under this definition loans and advances are classified as impaired if they are accounted for on a non-accruals basis; are in arrears for more than 90 days, irrespective of whether interest has been suspended or a specific provision has been made; or have been restructured and meet the requirements for classification as a "troubled debt restructuring" under SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" as modified by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

	At 31 December	
	2004	2003
	£m	£m
Loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made	**43.6**	25.9
Loans and advances on which a proportion of interest has been suspended and/or which specific provision has been made	**123.5**	139.5
Non-accruing loans and advances	**30.9**	13.4
Troubled debt restructurings	**14.0**	7.8
Total impaired loans and advances	**212.0**	186.6
Impaired loans and advances as a percentage of total loans and advances to customers	**0.64%**	0.68%
Provisions as a percentage of total impaired loans and advances	**59.86%**	54.29%
Average value of impaired loans and advances during the year (£m)	**199.3**	188.4

45. Differences between U.K. GAAP and U.S. GAAP (continued)

j) Segmental information

The Group's operations are treated as a single business segment for management reporting purposes, therefore no segmental information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

k) Significant group concentrations of credit risk

Under SFAS No. 105, "Disclosure of Information about Financial Instruments with Off balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", group concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The Group's significant exposures to credit risk arise mainly in the residential mortgage portfolio. Residential mortgages (excluding securitised advances) represented 63% of total assets at 31 December 2004 (2003 62%). All of the Group's residential mortgage lending is concentrated in the U.K. Other secured advances and unsecured loans represented 14% of total assets at 31 December 2004 (2003 11%).

The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilises various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. This includes the use of various credit risk mitigation techniques such as netting.

The customer loan risk management process incorporates sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels.

Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by the rating agencies. Credit limits are monitored by the Management Board Asset and Liability Committee to ensure they remain within authorised counterparty credit limits as detailed in the Credit Risk Policy Statement approved by the Board of Directors.

Investments in U.K., German and Spanish Government securities amount to more than 10% of shareholders' funds. At 31 December 2004 the book value of investments in these securities amounted to £737.2m, £235.6m and £161.0m respectively. Their market value at this date was £752.8m, £236.2m and £164.6m respectively.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

l) Derivatives

On January 1, 2001, for U.S. GAAP purposes many derivatives were deemed to be non-hedging instruments and were marked to market through income accordingly. Such instruments relate primarily to derivatives hedging the fixed rate mortgages and fixed rate bonds issued by Northern Rock, for which it has not been possible to obtain hedge accounting treatment under the terms of SFAS No. 133. However, these derivatives eliminate either completely or substantially the interest rate risk associated with these fixed rate products. The impact of adoption of SFAS No. 133 was a decrease of net income of £67.3m and to shareholders' equity of £70.7m.

The effects are primarily attributable to movements in the fair values of interest rate swaps used to reduce the risk associated with fixed rate products. It has also impacted assets and liabilities recorded on the balance sheet. The release in 2004 attributable to the fair value adjustment to the hedged item for the 12 month period was £4.3m (2003 £5.4m, 2002 £12.5m).

Under SFAS No. 133, the gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognised currently in earnings. Derivative values for qualifying and non-qualifying hedges were (£202.8m) and (£1,026.0m) respectively (2003 (£258.5m) and (£812.0m) respectively, 2002 (£148.6m) and (£496.4m) respectively).

Those derivatives which have qualified as fair value hedges under SFAS No. 133 have no ineffectiveness recorded in income for the years ended 31 December 2004, 31 December 2003 or 31 December 2002.

m) Fair values of financial instruments

Disclosures in the table below are in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", ("SFAS No. 107").

The fair values have been estimated using quoted market prices where available. Where no ready markets exist and hence quoted market prices are not available, appropriate techniques are used to estimate fair values which take account of the characteristics of the instruments, including the future cash flows, market interest rates and prices available for similar instruments. Unless otherwise specified, fair values of financial instruments have been estimated by discounting anticipated future cash flows using market interest rates offered at 31 December 2004 for similar instruments.

By its nature, the estimation of fair values is highly subjective and the results will depend largely upon the assumptions made. Considerable caution should therefore be used in interpreting the fair values, particularly if comparing with fair values presented by other financial institutions.

The Group attaches great value to its distribution network, its profile in the U.K., its personal financial services market and its relationships with its customers. However, such intangible assets are not recognised for the purposes of SFAS No. 107. Furthermore, the concept of fair values assumes that the financial instruments will be realised by way of sale. However, with the exception of certain non-trading securities, the Group intends to realise its assets through collection over time. Consequently, the Directors believe that the fair values significantly understate the true value of the group as a going concern.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

m) Fair values of financial instruments (continued)

SFAS No. 107 does not apply to non financial assets and liabilities. Accordingly, tangible fixed assets and other non financial assets and liabilities are excluded from the table below.

The carrying values and estimated fair values of financial instruments are as follows:

	At 31 December 2004			At 31 December 2003		
	Carrying amount £m	Fair value £m	Difference £m	Carrying amount £m	Fair value £m	Difference £m
Non-trading assets						
Cash and balances at central banks	10.2	10.2	–	11.6	11.6	–
Loans and advances to banks	3,305.4	3,305.4	–	3,450.2	3,450.2	–
Loans and advances to customers	32,869.3	32,096.2	(773.1)	27,355.8	27,022.0	(333.8)
Related derivatives	–	(33.9)	(33.9)	–	40.5	40.5
Debt securities	4,743.5	4,782.6	39.1	4,186.7	4,218.9	32.2
Related derivatives	(1.3)	(4.9)	(3.6)	(1.2)	(5.6)	(4.4)
Equity shares and other variable yield securities	575.6	591.1	15.5	410.8	418.5	7.7
Non-trading liabilities						
Deposits by banks	1,218.3	1,219.5	1.2	1,480.6	1,480.4	(0.2)
Related derivatives	(16.7)	(17.9)	(1.2)	(19.1)	(18.7)	0.4
Customer accounts	20,351.1	20,370.2	19.1	18,798.1	18,814.6	16.5
Related derivatives	(9.1)	(0.7)	8.4	(0.8)	(0.9)	(0.1)
Debt securities in issue	16,557.1	16,633.4	76.3	12,785.9	12,769.4	(16.5)
Related derivatives	224.5	148.2	(76.3)	274.2	260.0	(14.2)
Subordinated liabilities	1,655.0	1,854.6	199.6	1,301.0	1,457.7	156.7
Related derivatives	60.7	25.5	(35.2)	18.5	(3.2)	(21.7)
Other non-trading items						
Reserve capital instruments	300.0	365.3	65.3	300.0	360.5	60.5
Related derivatives	–	(35.9)	(35.9)	–	(33.6)	(33.6)
Other non-trading derivatives	–	–	–	–	8.4	8.4

Carrying amounts in the table above are as calculated under U.K. GAAP.

Under the Group's accounting policy, foreign currency assets and liabilities that are hedged using forward foreign currency contracts or currency swaps are translated at the contracted rates. Consequently the book value of the relevant asset or liability effectively includes the fair value of the hedging instrument.

Where quoted market prices are not available, fair values of on balance sheet financial instruments incorporate the discounted value of the principal amounts, whereas for associated hedges of the underlying interest flows, fair values of derivatives do not reflect principal amounts. Consequently movements in the fair values of on balance sheet financial instruments are not necessarily matched by equal and opposite movements in the fair values of related derivatives.

Other assets, prepayments and accrued income, other liabilities and accruals and deferred income may contain financial instruments which fall within the scope of SFAS No. 107. Unless specifically included, these financial instruments have been excluded from the above analysis as their fair values approximate to carrying values.

The approach to determining fair values for specific categories of financial instruments is described below.

45. Differences between U.K. GAAP and U.S. GAAP (continued)

m) Fair values of financial instruments (continued)

Assets

Debt securities

Where available, securities and investments have been valued using quoted market prices. Where market prices are not available, a valuation based on discounted cash flows, market prices of comparable securities and other appropriate valuation techniques has been used.

Loans and advances to customers

Loans and advances to customers are made both at variable and at fixed rates. As there is no active secondary market in the U.K. for such loans and advances, there is no reliable market value available for such a significant portfolio. However, if a market value could be ascertained, the Directors believe it would reflect the expectation of a long term and continuing relationship with a majority of the customers. Although substantial, this value is intangible and it cannot therefore be included in the fair value under SFAS No. 107. Consequently the Directors believe that, for the purposes of SFAS No. 107, the carrying value of the variable rate loans may be assumed to be their fair value.

Certain of the loans secured on residential properties are at a fixed rate for a limited period, typically two to five years from their commencement. At the end of this period these loans revert to the relevant variable rate. The fair value of each of these loans has been estimated by reference to the interest rate swap rates available at 31 December 2004 for maturities equal to the remaining fixed period. The fixed element of such loans is substantially hedged such that any movement in the value of the loan as a result of market interest rate changes will be offset by an equivalent movement in the value of the instrument used as a hedge.

Liabilities

Deposits by banks and customers

SFAS No. 107 states that the fair value of deposit liabilities payable on demand is equal to the carrying value. However, given the long term and continuing nature of the relationships with the Group's customers, the Directors believe there is significant value to the Group in this source of funds. Although substantial, this value is intangible and it cannot therefore be included in the fair value under SFAS No. 107. The fair values of term deposit liabilities are estimated by discounting the expected future cash flows using the rates currently offered for deposits of similar remaining maturities.

Debt securities in issue and subordinated liabilities

Where available the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. For unquoted debt securities in issue and subordinated liabilities, fair values have been estimated using other valuation techniques.

Guarantees and other financial commitments

The Directors believe that, given the lack of an established market, the diversity of fee structures and the estimation required to separate the value of the instruments from the value of the overall transaction, it is generally difficult to estimate the fair value of financial commitments and contingent liabilities. These are therefore excluded from the above table. However, since the majority of these are at floating rates the book value may be a reasonable approximation to fair value. The book values of these instruments are disclosed in note 38.

Off balance sheet derivative financial instruments

The Group uses various market-related off balance sheet financial instruments, as explained in note 37. The fair value of these instruments is measured as the sum of positive and negative fair values at the balance sheet date, which is estimated using market prices where available or pricing models consistent with standard market practice.

46. U.S. GAAP financial statements

The following are the Group's consolidated balance sheets as at December 31, 2004 and 2003 and related profit and loss accounts, statements of cashflows and statements of changes in shareholders' equity for the three years ended 31 December 2004, prepared in accordance with U.S. GAAP presentation requirements and adjusted to reflect all U.S. GAAP adjustments in the tables shown on pages F59 and F60.

Certain classification differences exist in financial reporting under U.K. GAAP and U.S. GAAP. For the Group, such differences primarily arise in the profit and loss account and cashflow statement.

The following comparison lists the line items shown on the Group's consolidated profit and loss account as reported under U.K. GAAP and the corresponding line items as reported under U.S. GAAP.

<u>U.K. GAAP</u>	<u>U.S. GAAP</u>
Profit and loss presentation	**Profit and loss presentation**
- Interest receivable	- Interest income
- Interest receivable and similar income arising from debt securities	- Interest income and similar income arising from investment securities
- Other interest receivable and similar income	- Interest income and similar income arising from loans and advances
- Securitisation interest receivable	- Interest income and similar income arising from loans and advances
- Securitisation interest payable	- Interest expense
- Interest payable	- Interest expense
- Income from equity shares and other variable yield securities	- Interest income - Interest income and similar income arising from investment securities
- Fees and commissions receivable	- Fees and commissions income – classified as "interest income" as it relates to net loan origination fees and "non interest income" as it relates to other fees
- Fees and commissions payable	- Fees and commissions expense – classified within "non interest income"
- Other operating income	- Non interest income
- Administrative expenses	
- Administrative expenses	- Operating expense
- Covenant to The Northern Rock Foundation	- Operating expense
- Depreciation	- Operating expense
- Provision for bad and doubtful debts	- Provision for loan losses
- Amounts written off fixed asset investments	- Realised losses on available for sale securities
- Provision for loss on disposal of care homes	- Loss on planned disposal of care homes
- Tax on profit on ordinary activities	- Income taxes

46. U.S. GAAP financial statements (continued)

The principal differences between U.K. GAAP and U.S. GAAP related to the classification of cashflow transactions are as follows:

	U.K. GAAP classification under FRS1 (revised)	U.S. GAAP classification under SFAS No. 95
Dividends received	Returns on investments and servicing of finance	Operating activities
Taxation paid	Taxation paid	Operating activities
Equity dividends paid	Equity dividends paid	Financing activities
Purchase/proceeds from disposal of investment securities and fixed assets	Capital expenditure and financial investment	Investing activities
Net change in loans and advances	Operating activities	Investing activities
Net change in deposits	Operating activities	Financing activities
Net change in debt securities in issue	Operating activities	Financing activities

Under FRS 1 (revised), transactions designated as hedges are reported under the same heading as the related assets or liabilities.

46. U.S. GAAP financial statements (continued)

Consolidated Profit and Loss Account

For the years ended 31 December

	2004 £m	2003 £m	2002 £m
Continuing operations			
Interest income			
– interest income and similar income arising from loans and advances	2,714.1	1,993.2	1,671.5
– interest income and similar income arising from investment securities	230.6	177.9	178.5
	2,944.7	2,171.1	1,850.0
Interest expense	(2,496.7)	(1,677.8)	(1,414.8)
Net interest income	448.0	493.3	435.2
Provisions for loan losses	(48.3)	(47.5)	(47.0)
Net interest income after provision for loan losses	399.7	445.8	388.2
Non interest income			
Non hedging (losses)/gains	(61.3)	119.0	(70.7)
Fees and commissions income	189.0	142.3	126.5
Fees and commissions expenses	(60.1)	(43.1)	(28.8)
Other operating income	24.2	35.0	17.2
Impairment of available for sale securities	5.6	(1.4)	(9.3)
Total non interest income	97.4	251.8	34.9
Operating expenses			
– staff costs	(127.2)	(106.7)	(88.4)
– other operating expenses	(84.9)	(82.4)	(73.4)
– covenant to The Northern Rock Foundation	(21.6)	(19.3)	(16.3)
– depreciation	(18.2)	(17.3)	(13.3)
– losses on other real estate owned	(0.2)	(0.6)	(0.8)
Total operating expenses	(252.1)	(226.3)	(192.2)
Income before income taxes	245.0	471.3	230.9
Income taxes	(52.9)	(137.5)	(68.4)
Net income	192.1	333.8	162.5

	2004	2003	2002
Earnings per share from net income:			
Basic per ordinary share	42.3p	76.7p	35.0p
Fully diluted per ordinary share	41.9p	76.0p	34.7p

46. U.S. GAAP financial statements (continued)

Consolidated Balance Sheet
At 31 December

	2004 £m	2003 £m
Assets		
Cash and balances at central banks	**10.2**	11.6
Loans and advances to banks	**3,305.4**	3,450.2
Restricted cash	**423.9**	1,200.4
Loans and advances to customers	**54,999.1**	42,145.4
Available for sale investment securities	**4,233.4**	3,625.7
Held to maturity investment securities	**437.6**	316.7
Available for sale investment securities pledged to creditors	**691.9**	688.1
Derivative receivables	**762.4**	572.4
Intangible fixed assets	**29.9**	29.9
Tangible fixed assets	**218.6**	188.1
Other assets	**228.4**	176.9
Prepayments and accrued income	**291.2**	235.6
Total assets	**65,632.0**	52,641.0
Liabilities		
Deposits by banks	**1,219.5**	1,480.2
Customer accounts	**20,391.1**	18,850.9
Debt securities in issue	**37,756.3**	26,932.2
Derivatives payable	**1,991.2**	1,642.9
Other liabilities	**135.2**	134.5
Accruals and deferred income	**524.9**	455.1
Provisions for liabilities and charges	**100.8**	116.3
Subordinated liabilities	**1,736.3**	1,341.6
Total liabilities	**63,855.3**	50,953.7
Shareholders' equity		
Share capital		
Ordinary shares, 25p par value (authorised 614,000,000, issued 421,226,000 (2003 421,226,000))	**105.3**	105.3
Foundation shares, 25p par value (authorised 104,500,000, issued 74,333,500 (2003 74,333,500))	**18.6**	18.6
Reserve capital instruments	**300.0**	300.0
Additional paid in capital	**41.2**	35.3
Deferred compensation	**(9.7)**	(8.8)
Retained earnings	**1,345.5**	1,271.6
Accumulated other comprehensive income	**31.1**	23.4
	1,832.0	1,745.4
Less: treasury shares (8,976,932 shares at 2004 and 9,764,251 shares at 2003) at cost	**(55.3)**	(58.1)
Total shareholders' equity	**1,776.7**	1,687.3
Total liabilities and shareholders' equity	**65,632.0**	52,641.0

46. U.S. GAAP financial statements (continued)

Consolidated Statement of Changes in Shareholders' Equity

For the years ended 31 December

	2004 £m	2003 £m	2002 £m
Share capital			
Ordinary shares			
Balance, January 1 and December 31	**105.3**	105.3	105.3
Foundation shares			
Balance, January 1 and December 31	**18.6**	18.6	18.6
Total share capital	**123.9**	123.9	123.9
Reserve capital instruments			
Balance, January 1 and December 31	**300.0**	300.0	300.0
Additional paid in capital			
Balance, January 1	**35.3**	28.8	24.2
Deferred share awards	**11.3**	12.0	6.7
Forfeiture of share awards	**(0.1)**	–	–
Shares issued to employee benefit plans	**(5.3)**	(5.5)	(2.1)
Balance, December 31	**41.2**	35.3	28.8
Deferred compensation			
Balance, January 1	**(8.8)**	(5.6)	(6.0)
Deferred share awards	**(11.3)**	(12.0)	(6.7)
Forfeiture of share awards	**0.1**	–	–
Amortisation	**10.3**	8.8	7.1
Balance, December 31	**(9.7)**	(8.8)	(5.6)

46. U.S. GAAP financial statements (continued)

Consolidated Statement of Changes in Shareholders' Equity (continued)

For the years ended 31 December

	2004 £m	2003 £m	2002 £m
Retained earnings			
Balance, January 1	**1,271.6**	1,043.0	972.2
Net income	**192.1**	333.8	162.5
Dividends declared on ordinary shares	**(100.6)**	(87.6)	(74.1)
Non-equity appropriation (net of tax credit of £7.6m; (2003 £7.6m; 2002 £7.6m)	**(17.6)**	(17.6)	(17.6)
Balance, December 31	**1,345.5**	1,271.6	1,043.0
Accumulated other comprehensive income			
Net unrealised gains on investment securities:			
Balance, net of taxes, January 1	**24.7**	37.4	18.5
Net unrealised holding gains/(losses) arising during period, before taxes	**10.9**	(17.7)	27.3
Amortisation of unrealised holding gain on held to maturity securities	**(0.4)**	(0.4)	(0.4)
Income tax (expense)/benefit	**(3.2)**	5.4	(8.0)
Change in net unrealised gains on investment securities, net of taxes	**7.3**	(12.7)	18.9
Balance, net of taxes, December 31	**32.0**	24.7	37.4
Mark to market of cashflow derivative:			
Balance, net of taxes, January 1	**(1.3)**	(1.7)	(2.3)
Transfer to net income	**0.5**	0.5	1.0
Income tax expense	**(0.1)**	(0.1)	(0.4)
Change in mark to market of cashflow derivative, net of taxes	**0.4**	0.4	0.6
Balance, net of taxes, December 31	**(0.9)**	(1.3)	(1.7)
Total accumulated other comprehensive income, net of taxes, December 31	**31.1**	23.4	35.7
Less: Treasury shares			
Balance, January 1	**58.1**	53.8	32.8
Purchases	**6.0**	15.3	28.2
Shares issued to employee benefit plans	**(8.8)**	(11.0)	(7.2)
Balance, December 31	**55.3**	58.1	53.8
Total shareholders' equity	**1,776.7**	1,687.3	1,472.0
Comprehensive income			
Net income	**192.1**	333.8	162.5
Other comprehensive income/(loss)	**7.7**	(12.3)	19.5
Comprehensive income	**199.8**	321.5	182.0

46. U.S. GAAP financial statements (continued)

Consolidated Cash Flow Statement

For the years ended 31 December

	2004 £m	2003 £m	2002 £m
Cash flows from operating activities			
Net income	**192.1**	333.8	162.5
Adjustments to reconcile net income to cash provided by operating activities:			
Provisions for loan losses	**48.3**	47.5	47.0
Carrying value adjustments on other real estate owned	**0.5**	0.8	2.4
Net profits from sales of other real estate owned	**(0.3)**	(0.2)	(1.6)
Depreciation and amortisation	**18.2**	17.3	13.3
Net realised (gains)/losses on available for sale securities	**(2.9)**	2.9	8.3
Exchange adjustments	**1.6**	2.0	(6.2)
Fair value adjustments	**(112.8)**	(544.5)	(602.4)
Other	**(41.9)**	53.5	(11.7)
Changes in assets and liabilities:			
Net decrease in trading account securities	**214.0**	315.6	486.0
(Increase)/decrease in hedging derivatives	**(55.7)**	109.9	187.1
Net decrease/(increase) in other assets	**6.7**	2.6	(50.2)
Net (increase)/decrease in prepayments and accrued income	**(55.6)**	80.0	(30.2)
Net (decrease)/increase in other liabilities	**(5.5)**	(39.7)	46.9
Net increase/(decrease) in accruals and deferred income	**69.8**	18.7	(12.9)
Net cash inflow from operating activities	**276.5**	400.2	238.3
Cash flows from investing activities			
Purchase of investment securities	**(9,653.9)**	(4,372.1)	(3,555.6)
Proceeds from sales and maturities of investment securities	**8,900.9**	4,256.8	3,172.3
Acquisitions and disposals	**–**	217.0	2.4
Purchase of tangible fixed assets	**(60.4)**	(43.6)	(51.1)
Proceeds from sales of tangible fixed assets	**12.3**	0.7	2.8
Net increase in loans and advances to banks and customers	**(12,280.3)**	(9,086.9)	(7,108.6)
Net (increase)/decrease in other real estate owned	**(10.1)**	(3.7)	0.6
Net cash outflow from investing activities	**(13,091.5)**	(9,031.8)	(7,537.2)
Cash flows from financing activities			
Equity dividends paid	**(100.6)**	(87.6)	(74.1)
Non-equity appropriation	**(25.2)**	(25.2)	(25.2)
Net increase in deposits by banks and customer accounts	**1,369.1**	1,147.7	602.3
Net increase in debt securities in issue	**10,981.4**	8,735.1	7,598.0
Issue of subordinated liabilities	**396.1**	–	750.0
Repayment of subordinated liabilities	**–**	–	(25.0)
Net cash inflow from financing activities	**12,620.8**	9,770.0	8,826.0
Net (decrease)/increase in cash	**(194.2)**	1,138.4	1,527.1
Cash at beginning of year	**3,552.0**	2,413.6	886.5
Cash at end of year	**3,357.8**	3,552.0	2,413.6

46. U.S. GAAP financial statements (continued)

Consolidated Cash Flow Statement (continued)

For the years ended 31 December

	2004 £m	2003 £m	2002 £m
Supplemental disclosures:			
Interest paid	**1,984.7**	1,215.5	991.8
Tax paid	**106.0**	96.0	91.4

DEFINED TERMS

REGISTERED OFFICE OF NORTHERN ROCK
Northern Rock House
Gosforth
Newcastle Upon Tyne NE3 4PL
United Kingdom

DEALERS

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
4 World Financial Center, 15th Floor
New York, New York 10080
United States of America

LEHMAN BROTHERS INC.
745 Seventh Avenue
New York, New York 10019
United States of America

CITIGROUP GLOBAL MARKETS INC.
388 Greenwich Street
4th Floor
New York, New York 10013
United States of America

MORGAN STANLEY & CO. INCORPORATED
1585 Broadway
2nd Floor
New York, New York 10036
United States of America

TRUSTEE AND PAYING AGENT

DEUTSCHE BANK TRUST COMPANY AMERICAS
60 Wall Street
New York, New York 10005
United States of America

LUXEMBOURG LISTING AGENT AND PAYING AND TRANSFER AGENT

DEUTSCHE BANK LUXEMBOURG S.A.
2 boulevard Konrad Adenauer
L-1115 Luxembourg
Grand Duchy of Luxembourg

LEGAL ADVISERS

to Northern Rock:
SIDLEY AUSTIN BROWN & WOOD
Woolgate Exchange
25 Basinghall Street
London EC2V 5HA
United Kingdom

to the Dealers:
SIMPSON THACHER & BARTLETT LLP
Citypoint
One Ropemaker Street
London EC2Y 9HU
United Kingdom

REPORTING ACCOUNTANTS

PRICEWATERHOUSECOOPERS LLP
89 Sandyford Road
Newcastle upon Tyne NE99 1PL
United Kingdom

imprima de bussy — C92329

US$10,000,000,000

NORTHERN ROCK PLC

Senior/Subordinated Medium-Term Notes

Due Nine Months or More
from Date of Issue

OFFERING CIRCULAR

Merrill Lynch & Co.
Citigroup
Lehman Brothers
Morgan Stanley

July 12, 2005